Form 20-F
period 2007-12-31
Navios Maritime Partners L.P.
filed 2008-03-19
CIK 1415921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number
333-146972

Navios Maritime Partners L.P.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Republic of Marshall Islands
(Jurisdiction of incorporation or organization)

85 Akti Miaouli Street

Piraeus, Greece 185 38
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

10,500,000 Common Units
7,621,843 Subordinated Units.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes     No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes     No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
Yes     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer                             Accelerated Filer                                 Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filinig:    U.S. GAAP     International Financial Reporting Standards as issued by the International Accounting Standards Board     Other

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes     No

FORWARD LOOKING STATEMENTS

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Statements included in this annual report which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as ‘‘may,’’ ‘‘could,’’ ‘‘should,’’ ‘‘would,’’ ‘‘expect,’’ ‘‘plan,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘forecast,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘predict,’’ ‘‘propose,’’ ‘‘potential,’’ ‘‘continue’’ or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on the units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	our anticipated growth strategies;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, drybulk commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders;

•	our ability to leverage to our advantage Navios Maritime Holdings Inc.’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement and the administrative services agreement with Navios ShipManagement and for reimbursements for fees and costs of our general partner;

•	the anticipated taxation of our partnership and our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the drybulk shipping sector in general and the demand for our Panamax and Capesize vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in ‘‘Item 3. Key Information’’:

•	a lack of sufficient cash to pay the minimum quarterly distribution on our common units;

•	the cyclical nature of the international drybulk shipping industry;

•	fluctuations in charter rates for drybulk carriers;

•	the historically high numbers of newbuildings currently under construction in the drybulk industry;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels;

•	general domestic and international political conditions, including wars and terrorism; and

•	other factors detailed from time to time in our periodic reports filed with the Securities and Exchange Commission.

The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected Financial Data

In connection with the initial public offering (‘‘IPO’’) of Navios Maritime Partners L.P. (‘‘Navios Partners’’), on November 16, 2007 Navios Partners acquired interests in five wholly owned subsidiaries of Navios Maritime Holdings Inc. (‘‘Navios Holdings’’), each of which owned a Panamax drybulk carrier (the ‘‘Initial Vessels’’), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels.

The following tables present, in each case for the periods and as of the dates indicated:

•	for the periods prior to the IPO, selected historical financial and operating data of the five vessel owing subsidiaries of Navios Holdings (collectively, the ‘‘Company’’) that owned the Initial Vessels prior to the IPO; and

•	selected historical financial and operating data of Navios Maritime Partners L.P. and its subsidiaries (sometimes referred to as ‘‘Navios Partners’’, the ‘‘Partnership’’, ‘‘we’’ or ‘‘us’’) since its IPO on November 16, 2007.

On August 25, 2005, International Shipping Enterprises, Inc. (‘‘ISE’’) acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. In relation to the acquisition of Navios Holdings by ISE and subsequent downstream merger, the results of operations of Navios Holdings to August 25, 2005, are labeled as ‘‘Predecessor’’ and remain historically reported. The results of operations from August 26, 2005 forward are labeled as ‘‘Successor’’ and reflect the combined operations of Navios Holdings and ISE. Accordingly, the accompanying financial statements of the Company which derived their information from Navios Holdings, also follow the same ‘‘Predecessor’’ and ‘‘Successor’’ presentation for periods which ended August 25, 2005 and began on August 26, 2005, respectively.

The selected historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data as of December 31, 2003 and 2004 and for the year ended December 31, 2003 are derived from the unaudited consolidated financial statements of the Company;

•	the historical financial and operating data as of December 31, 2005 and 2006 and for the year ended December 31, 2004 and for the periods January 1, 2005 to August 25, 2005 and August 26, 2005 to December 31, 2005 and for the year ended December 31, 2006 and for the year ended December 31, 2007 are derived from the audited consolidated financial statements of Navios Partners; and

The historical consolidated financial statements of the Company prior to the IPO on November 16, 2007 have been carved out of the consolidated financial statements of Navios Holdings and reflect the consolidated financial position, results of operations and cash flows of the Company. These consolidated financial statements have been presented using historical carrying costs of the five vessel-owning subsidiaries for all periods presented as each vessel-owning company was under common control of Navios Holdings. Results of operations have been included from the respective dates that (i) the vessel-owning subsidiaries were acquired or when rights to operate the vessels were obtained by Navios Holdings or Navios Partners, as the case may be, or (ii) at the inception of charter-in agreements for chartered-in vessels.

Our IPO and certain other transactions that occurred during 2007 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) ‘‘Item 5. Operating and Financial Review and Prospects,’’ included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2007 and 2006 and the periods from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005.

	Predecessor	Predecessor	Predecessor	Successor	Year ended December 31, (Successor)
	Year Ended December 31, 2003	December 31, 2004	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	2006	2007
	(Expressed in thousands of US Dollars − except per unit data)
Statement of Operations Data
Time charter and voyage revenue	$3,799	$3,715	$5,780	$3,655	$31,764	$50,352
Losses from forward freight agreements	—	—	—	—	(2,923)	—
Time charter and voyage expenses	(3,382)	(3,387)	(2,305)	(1,266)	(1,344)	(8,352)
Direct vessel expenses	—	—	—	(69)	(5,626)	(5,608)
Management fees	—	—	—	—	—	(920)
General and administrative expenses	(439)	(392)	(284)	(168)	(698)	(1,419)
Depreciation and amortization	—	—	—	(1,152)	(8,250)	(9,375)
Interest expense and finance cost, net	—	—	—	(81)	(6,286)	(5,522)
Other income	—	—	—	—	61	93
Other expenses	—	—	—	—	(74)	(226)
Net income/(loss) before taxes	$(22)	$(64)	$3,191	$919	$6,624	$19,023
Deferred income tax	—	—	—	—	—	485
Net income (loss)	$(22)	$(64)	$3,191	$919	$6,624	$19,508
Earnings per unit (basic and diluted):
Common unit (basic and diluted)	—	$—	$—	$—	$—	$0.15
Subordinated unit (basic and diluted)	$(0.00)	$(0.01)	$0.41	$0.12	$0.85	$2.30
General Partner Unit (basic and diluted)	$(0.00)	$(0.00)	$0.17	$0.05	$0.36	$1.06
Balance Sheet Data (at period end)
Current assets, including cash	925	$1,080		$7,549	$6,956	$11,312
Vessels, net		—		96,296	143,834	135,976
Total assets	925	$1,080		118,986	152,243	205,054
Current liabilities, including current portion of long-term debt	—	$—		6,056	7,893	—
Total long-term debt, including current portion	—	$—		65,100	77,758	165,000
Total Owner’s Net Investment and Partners’ Capital	573	$509		49,078	70,902	26,786
Cash Flow Data
Net cash provided by operating activities	$—	$—	$—	$520	14,496	10,516
Net cash used in investing activities	—	—	—	(76,058)	(36,985)	—
Net cash provided by/(used in) financing activities	—	—	—	75,538	22,489	(421)
Fleet Data:
Vessels at end of period(1)	1	1	1	4	5	7

(1)	Includes owned and chartered-in vessels.

Risk Factors

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $0.35 per common unit following the establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee of approximately two years from the closing of the IPO;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for drybulk commodities;

•	supply of drybulk vessels;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The cyclical nature of the international drybulk shipping industry may lead to decreases in long-term charter rates and lower vessel values, resulting in decreased distributions to our common unitholders.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. At various times from 2004 to date, charter rates for the international drybulk shipping industry reached historic highs but may not be as high in the future. For example, during the period from January 4, 2005 to December 31, 2007, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $10,162 and a high of $94,977. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon continued demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition. The demand for vessels, in general, has been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

In connection with the IPO, we entered into a share purchase agreement with a subsidiary of Navios Holdings to purchase its interests in the subsidiary that owns the newbuilding Capesize Navios TBN I at the pre-determined purchase price of $130.0 million. We will purchase from a subsidiary of Navios Holdings its interests in the subsidiary that owns the newbuilding upon delivery of the vessel to the subsidiary. Even if the market value of the Capesize declines by the time the newbuilding is actually delivered to the vessel-owning subsidiary, we will still be required to purchase the interests in that subsidiary at the price specified in the share purchase agreement. As a result, we may pay substantially more for that vessel than we would pay if we were to purchase that vessel from an unaffiliated third party.

If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our new credit facility and/or limit our ability to obtain additional financing.

Charter rates for drybulk carriers may fluctuate substantially over time and may be lower when we are attempting to recharter our vessels, which could materially adversely affect our operating results and cash available for distribution to unitholders.

Our ability to recharter our vessels following expiration of existing time charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the drybulk market at the time of rechartering. As described above, the international drybulk shipping industry is very cyclical and we may be rechartering our long-term charters during downturns in the cycle. Currently, China, Japan, other Asian Pacific economies and India are the main driving force behind the increase in seaborne drybulk trades and the demand for drybulk carriers. Demand from such economies has driven increased rates and vessel values. Conversely, a negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience a material decline from current levels in the future.

All of our time charters are scheduled to expire on dates ranging from December 2010 to January 2018. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders under any new contracts could be materially adversely affected.

The market values of our vessels, which are at historically high levels, may decrease, which could cause us to breach covenants in our new revolving credit facility and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	governmental or other regulations; and

•	prevailing level of charter rates, which are at historical highs.

If the market values of our owned vessels decrease, we may breach covenants contained in our new credit facility. We purchased our vessels from Navios Holdings based on current market prices which are at historically high levels. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of our labor and materials;

•	the cost of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet; and

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking for the first two years after the closing of the IPO are included in a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel that we pay Navios ShipManagement Inc., a subsidiary of Navios Holdings, under a management agreement. The initial term of the management agreement is five years from the closing of the IPO and this fee is fixed for the first two years of that agreement. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. In the event our management agreement is not renewed, we will separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels prior to their delivery and generation of revenue. In addition, we intend to finance the purchase of Fantastiks expected to be delivered in March 2008 with debt, and the purchase of Navios TBN I, to be delivered in 2009, partly with debt and partly by issuing additional equity securities. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions to unitholders may be diminished or our financial leverage could increase or our unitholders could be diluted.

The actual cost of a vessel varies significantly depending on the market price, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We have entered into an agreement to purchase Fantastiks in March 2008 at a purchase price of $34.2 million. In addition, the purchase price for the newbuilding Navios TBN I and related time charter we will acquire in June 2009 is $130.0 million. We intend to finance the purchase of Fantastiks using borrowings under our existing credit facility. We intend to finance the purchase of Navios TBN I partially with borrowings under our existing credit facility and partially by issuing additional common units or other equity securities. If we exercise the option to acquire Navios TBN II for $135.0 million, we may finance such acquisition in whole or in part with borrowings under a credit facility or by issuing additional common units or other debt securities.

If we purchase additional vessels in the future, we generally will be required to make installment payments prior to their delivery. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or minimum quarterly distributions we must make prior to generating cash from the operation of the vessel.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. After borrowing under our revolving credit facility to finance the purchase of Navios TBN I in June 2009, we will have very little borrowing capacity under such credit facility unless we increase the size of the facility. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions to unitholders.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Upon the closing of the IPO, we entered into a revolving credit facility which provided us with the ability to borrow up to $260.0 million, of which $165.0 million was outstanding as of March 11, 2008. We intend to borrow an additional $34.2 million under our revolving credit facility to finance the acquisition of the Fantastiks expected for delivery in March 2008 and an additional $60.8 million to finance a portion of the purchase price of Navios TBN I in June 2009. We do not have the funds or availability under our credit facility to purchase this vessel and will need to either raise the funds through the issuance of additional equity or debt securities to satisfy our obligation. There can be no assurance we will be able to obtain such financing. We have the ability to incur additional debt, subject to limitations in our new revolving credit facility. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our revolving credit facility contains restrictive covenants, which may limit our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facility and any future credit facility could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our new revolving credit facility requires the consent of our lenders or limits our ability to, among other items:

•	incur or guarantee indebtedness;

•	charge, pledge or encumber the vessels;

•	merge or consolidate;

•	change the flag, class or commercial and technical management of our vessels; and

•	sell or change the beneficial ownership or control of our vessels.

The credit facility also requires us to comply with the International Safety Management Code and International Ship and Port Facilities Security Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our new revolving credit facility requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the credit facility) of at least $5.0 million per year (increasing by $8.0 million per year until it reaches $37.0 million, at which level it is required to be maintained thereafter);

•	maintain a ratio of EBITDA (as defined in our credit facility) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total assets of less than 0.75 to 1.00.

We are also required to maintain an aggregate market value of our financed vessels equal to 143% of the aggregate amount outstanding under the credit facility and a tangible net worth of at least $120.0 million.

Our ability to comply with the covenants and restrictions that are contained in our revolving credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our new credit facility, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our revolving credit facility will be secured by certain of our vessels, and if we are unable to repay borrowings under such credit facility, lenders could seek to foreclose on those vessels.

Restrictions in our debt agreements may prevent us from paying distributions to unitholders.

Our payment of principal and interest on the debt will reduce cash available for distribution on our units. In addition, our credit facility prohibits the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under our credit facility include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	failure of any representation or warranty to be materially correct; and

•	failure of Navios Holdings or its affiliates to own at least 30% of us.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

We depend on Navios Holdings and its affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement between us and a subsidiary of Navios Holdings, Navios ShipManagement Inc., Navios ShipManagement provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to an administrative services agreement between us and Navios ShipManagement, Navios ShipManagement provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon Navios ShipManagement’s satisfactory performance of these services. Our business will be harmed if Navios

ShipManagement fails to perform these services satisfactorily, if Navios ShipManagement cancels either of these agreements, or if Navios ShipManagement stops providing these services to us. We may also in the future contract with Navios Holdings for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Navios Holdings and its reputation and relationships in the shipping industry. If Navios Holdings suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We intend to seek to grow our fleet, either through purchases, the increase of the number of chartered-in vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management and staff. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition.

Our growth depends on continued growth in demand for drybulk commodities and the shipping of drybulk cargoes.

Our growth strategy focuses on expansion in the drybulk shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for drybulk commodities and the shipping of drybulk cargoes, which could be negatively affected by a number of factors, such as declines in prices for drybulk commodities, or general political and economic conditions.

Reduced demand for drybulk commodities and the shipping of drybulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies and India have been the main driving force behind the current increase in seaborne drybulk trade and the demand for drybulk carriers. A negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

Long-term time charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator’s environmental, health and safety record;

•	compliance with International Maritime Organization, or IMO, standards and the heightened industry standards that have been set by some energy companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading in the spot market during an upturn in the drybulk market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

One of our vessels, Navios TBN I is newbuilding the delivery of which could be delayed, not completed or cancelled, which would delay our receipt of revenues under the charters or other contracts related to the vessel. The shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to make cash distributions.

The loss of a customer or charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.

For the year ended December 31, 2006, Cargill International SA, Mitsui O.S.K. Lines, Ltd., American Bulk Transport, Inc. and COSCO Bulk Carrier Co., Ltd. accounted for 42.9% (for two charters), 25.0%, 10.2% and 10.1%, respectively, of our revenue. For the year ended December 31, 2007, Cargill International S.A., Sanko Steamship Co., Mitsui O.S.K. Lines, Ltd., Augustea Imprese Maritime and Daiichi Chuo Kisen Kaisha accounted for approximately 30.0%, 22.0%, 17.0%, 13.5% and 9.4% respectively, of total revenues. Upon delivery of Navios TBN I, we will have nine charters with seven customers.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable that the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises any right to purchase a vessel to the extent we have granted any such rights, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

Historically high numbers of newbuildings are currently under construction in the drybulk industry, which could have a material adverse effect on our future results of operations.

According to Drewry Shipping Consultants Ltd. as of December 31, 2007, newbuildings with an aggregate capacity equal to approximately 55.2% of the current world drybulk carrier fleet capacity are currently under construction, which is high relative to historical levels. Furthermore, in the Panamax and Capesize size range in which we operate, the vessels on order represent approximately 51.4% of the current fleet capacity, which also is high historically. This large order book will result in high levels of deliveries over the next few years, which will significantly increase the size of the world fleet of drybulk carriers. This may have a negative impact on charter rates and vessel values depending on the ultimate rate of growth of the fleet which is also dependent on the number of drybulk carriers taken off-line. A material increase in the net supply of drybulk carrier capacity without corresponding growth in drybulk carrier demand could have a material adverse effect on our fleet utilization and our charter rates and could accordingly materially adversely affect our business, financial condition and operating results.

The risks and costs associated with vessels increase as the vessels age.

Assuming delivery of Navios TBN I in June 2009, the vessels in our fleet will have an average age of approximately 5.5 years in June 2009, and most drybulk vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of our management agreement with Navios ShipManagement, the costs of drydocking repairs are included in the daily management fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which is fixed for the first two years of the term of that agreement. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state, and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws, and regulations, or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted which could limit our ability to do business or increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, various jurisdictions are considering legislation imposing more stringent requirements on air emissions, including emissions of greenhouse gases, and ballast water discharges from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

For drybulk vessels, such as those operated under our fleet, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention. In 2001, the International Maritime Organization, or IMO, adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage in contracting states caused by discharges of bunker oil from drybulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention will become effective November 21, 2008. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

In the United States, the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall with an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, and the senior management team of Navios Partners. The loss of the services of Ms. Frangou or one of our other executive officers or those of Navios Holdings who provide us with significant managerial services could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Our owned fleet is currently enrolled with Nippon Kaiji Kiokai and Bureau Veritas.

A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

We are subject to inherent operational risks that may not be adequately covered by our insurance.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which can result in significant increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

We will engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, during the year ended December 31, 2007, the value of the U.S. dollar declined by approximately 10.4% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Our operations expose us to global political risks, such as wars and political instability that may interfere with the operation of our vessels causing a decrease in revenues from such vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg, which was not affiliated with us, was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region and interruption of operations causing a decrease in revenues. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues.

A government could requisition title or seize our vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted. We are not currently aware of the existence of any such maritime lien on our vessels.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another ship in the fleet.

Navios Holdings and its affiliates may compete with us.

Pursuant to the omnibus agreement that we entered into with Navios Holdings in connection with the closing of the IPO, Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that allows Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

Holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our general partner and its affiliates, including Navios Holdings, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.

Following the IPO, Navios Holdings indirectly owns the 2.0% general partner interest and a 41.2% limited partner interest in us, and owns and controls our general partner. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates and as such they have fiduciary duties to Navios Holdings that may cause them to pursue business strategies that disproportionately benefit Navios Holdings or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Navios Holdings and its affiliates, including our general partner on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Navios Holdings or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Navios Holdings’ officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Navios Holdings, which may be contrary to our interests;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Navios Holdings, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

Although a majority of our directors will be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors.

Our officers face conflicts in the allocation of their time to our business.

Navios Holdings conducts businesses and activities of its own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Holdings and its affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Holdings and its affiliates. Each of our Chief Executive Officer and our Chief Financial Officer is also an executive officer of Navios Holdings.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Navios Holdings. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in ‘‘good faith’’ if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be ‘‘fair and reasonable’’ to us and that, in determining whether a transaction or resolution is ‘‘fair and reasonable,’’ our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which Navios ShipManagement determines for services provided to us, are significant, are be payable regardless of profitability and reduce our cash available for distribution.

Under the terms of our management agreement with Navios ShipManagement, we pay a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for technical and commercial management services provided to us by Navios ShipManagement. The initial term of the management agreement is five years from the closing of the IPO and this fee is fixed for the first two years of that agreement. The daily fee paid to Navios ShipManagement includes all costs incurred in providing certain commercial and technical management services to us. While this fee is fixed for an initial term of two years, for the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for the remaining three years of the term. All of the fees we are required to pay to Navios ShipManagement under the management agreement are payable without regard to our financial condition or results of operations. In addition, Navios ShipManagement provides us with administrative services, including the services of our officers and directors, pursuant to an administrative services agreement which has an initial term of five years, and we reimburse Navios ShipManagement for all costs and expenses reasonably incurred by it in connection with the provision of those services. The fees and reimbursement of expenses to Navios ShipManagement are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions to unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Navios Holdings’ consent, unless Navios Holdings’ ownership share in us is decreased.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•	The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates own sufficient units upon completion of the IPO to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Following the IPO, Navios Holdings currently owns 41.2% of the total number of outstanding common and subordinated units.

•	If our general partner is removed without ‘‘cause’’ during the subordination period and units held by our general partner and Navios Holdings are not voted in favor of that removal, (i) all remaining subordinated units will automatically convert into common units, (ii) any existing arrearages on the common units will be extinguished and (iii) our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest and incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively large. ‘‘Cause’’ is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. Our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates, including Navios Holdings, own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their units.

At the end of the subordination period, assuming no additional issuances of common units and conversion of our subordinated units into common units, Navios Holdings will own 7,621,843 common units, representing a 41.2% limited partner interest in us.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, unitholders could be held liable for our obligations to the same extent as a general partner if they participate in the ‘‘control’’ of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. In addition, our interest expense will increase, since initially our debt will bear interest at a floating rate, subject to any interest rate swaps we may enter into the future.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Tax Risks

In addition to the following risk factors, you should read ‘‘Item 4. Information on the Partnership’’ and ‘‘Item 10. Additional Information’’ for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

U.S. tax authorities could treat us as a ‘‘passive foreign investment company,’’ which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a ‘‘passive foreign investment company,’’ or a PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of ‘‘passive income,’’ or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, ‘‘passive income’’ generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income.’’ U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation, we believe that we are not a PFIC for our year ended December 31, 2007 and we expect that we will not become a PFIC with respect to any other taxable year. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Although we did not make any distributions during the year ended December 31, 2007, we have made and expect to make distributions in later years. Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011, or later, will be taxed at graduated tax rates applicable to ordinary income.

In addition, legislation proposed in the U.S. Congress would, if enacted, deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, such as we are treated for federal income tax purposes. As of the date hereof, it is not possible to predict with any certainty whether this proposed legislation will be enacted.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (‘‘the Code’’), 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income. U.S. source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We believe that we will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances, including some that may be beyond our control, that could cause us to lose the benefit of this tax exemption in the future. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4% U.S. federal gross income tax with respect to our U.S. source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) for those years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our controlled affiliates will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country, including Greece, will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with Navios ShipManagement, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Item 4.    Information on the Partnership

A.    History and Development of the Partnership

Navios Maritime Partners L.P. was formed on August 7, 2007 under the laws of Marshall Islands by Navios Holdings. Navios GP L.L.C. (the ‘‘General Partner’’), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.

In connection with our IPO, on November 16, 2007 we acquired interests in five wholly owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier, as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels in exchange for (a) all of the net estimated proceeds of $193.3 million from the sale of an aggregate of 10,500,000 common units in the IPO and the concurrent offering to a corporation owned by Navios Partners’ Chairman and CEO, plus (b) $160.0 million, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Navios Holdings currently owns a 43.2% interest in Navios Partners, including the 2% general partner interest.

In connection with the IPO, we entered into the following agreements: a) a share purchase agreement pursuant to which Navios Partners acquired the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009 for $130.0 million; b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009 for $135.0 million; c) a management agreement with Navios ShipManagement Inc.(‘‘the Manager’’) pursuant to which the Manager provides Navios Partners commercial and technical management services; d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and e) an omnibus agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its executive offices at 85 Akti Miaouli Street, Piraeus 185 38, Greece. Our telephone number at such address is (+30) 210 4595000. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH 96960.

B.    Business overview

Introduction

We are an international owner and operator of drybulk carriers newly formed by Navios Maritime Holdings Inc. (NYSE: NM), a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry. Our vessels are chartered out under long-term time charters with an average remaining term of approximately 5.2 years to a strong group of counterparties, consisting of Cargill International SA, COSCO Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Atlantica SrL Charterers, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha.

Our Fleet

Our fleet consists of six modern, active Panamax vessels, one modern Capesize vessel, one newbuild Panamax vessel that is contracted to be long-term chartered-in to us in 2008 and one newbuild Capesize vessel, Navios TBN I, that we have agreed to purchase from Navios Holdings when it is delivered in June 2009. Assuming delivery of Navios TBN I in June 2009, our fleet of high-quality Panamax and Capesize vessels will have an average age of approximately 5.5 years in June 2009, which is significantly younger than the current industry average of about 16 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

Owned Vessels	Type	Built	Capacity (DWT)	Original Charter Expiration Date/New Charter Expiration Date(1)	Original Charter Out Rate/ New Charter Out Rate per day(2)
Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	24,225
Navios Libra II	Panamax	1995	70,136	December 2010	23,513
Navios Felicity	Panamax	1997	73,867	April 2008/	9,595
				April 2013	26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	21,937
Navios Alegria	Panamax	2004	76,466	December 2010	23,594
Owned Vessels to be delivered
Navios TBN I(3)	Capesize	Expected delivery June 2009	180,000	June 2014	47,400
Long term Chartered-in Vessels
Navios Prosperity (4)	Panamax	2007	82,535	July 2012	24,000
Fantastiks(5)	Capesize	2005	180,265	March 2011	32,279
				March 2014	36,290
Navios Aldebaran(6)	Panamax	2008	76,500	March 2013	28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.
(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.
(3)	We will acquire Navios TBN I, upon its expected delivery in June 2009, from Navios Holdings for $130.0 million, which we expect to fund primarily through borrowings under our existing credit facility and the issuance of additional common units.
(4)	Navios Prosperity is chartered-in for seven years and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($33.9 million based upon the exchange rate at December 31, 2007), declining pro rata by 145 million Yen ($1.29 million) per calendar year.
(5)	Fantastiks is chartered-in through March 2008. We have entered into an agreement to purchase Fantastiks which is expected for delivery in March 2008 at a purchase price of $34.2 million.
(6)	Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($32.0 million based upon the exchange rate at December 31, 2007) declining pro rata by 150 million Yen ($1.34 million) per calendar year.

Acquisition of Navios TBN I and Navios TBN II

General

In connection with the IPO, we entered into a share purchase agreement to purchase the interests in the vessel-owning subsidiary that owns Navios TBN I, a Capesize vessel that is being constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd. and that is scheduled for delivery in June 2009. In addition, we entered into a share purchase agreement that provides us with the option, exercisable in our sole discretion at any time between January 1, 2009 and April 1, 2009, to purchase the interests in the vessel-owning subsidiary that owns Navios TBN II, a Capesize vessel that is being constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd. and that is scheduled for delivery in October 2009.

Each of the additional vessels is being acquired pursuant to a resale contract. These resale contracts will not be assigned to us prior to delivery, and Navios Holdings will be responsible for payments, if any, due under the resale contracts.

Vessel Specifications and Classification

Navios TBN I is scheduled to be delivered by June 2009 and will be a Capesize vessel with 180,000 dwt capacity. Navios TBN I is being designed, constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s Register.

Navios TBN II, if we exercise our option to purchase, is scheduled to be delivered by October 2009 and will be a Capesize vessel with 180,000 dwt capacity. Navios TBN II is being designed, constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s Register.

Deliveries

We will take delivery of Navios TBN I upon its purchase by Nostos ShipManagement Corp. Navios TBN I is scheduled for delivery in June 2009.

If we exercise our option to purchase, we will take delivery of Navios TBN II upon its purchase by an unaffiliated third party. Navios TBN II is scheduled for delivery in October 2009.

Purchase Price

We will pay Navios Holdings a fixed purchase price of $130.0 million for Navios TBN I. If we exercise our option to purchase Navios TBN II, we will pay Navios Holdings a fixed purchase price of $135.0 million for Navios TBN II.

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•	Additional demand for seaborne transportation of drybulk commodities. The marine industry is fundamental to international trade, as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. In 2007, approximately 3.0 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2002 to 2007, trade in all drybulk commodities experienced an aggregate increase of 34%. The increase in demand and ton-mile demand for drybulk carriers is being driven by increasing global industrial production and consumption and international trade, economic growth and urbanization in China, Russia, Brazil, India and the Far East, with attendant increases in steel production, power generation and grain consumption. We believe that these global market dynamics will continue for the foreseeable future.

•	Increased demand for long-term time charter contracts with modern drybulk vessels. There are several factors impacting the current and future supply of drybulk vessels available for cargos. We expect to benefit from these trends as many customers are seeking longer-term time charter contracts in order to secure tonnage for the carriage of their drybulk shipments. These trends are being driven by the following factors. First, there are currently several inefficient infrastructure bottlenecks due to long-term under-investment in global transportation infrastructure that are causing delays in cargo discharging and loading at main exporting terminals worldwide. These delays, coupled with increasing voyage lengths from producers to consumers requiring additional ton-miles to service the demands of the global drybulk trade, are reducing the supply of vessels available for hire at any particular time. Second, the age of the world drybulk fleet is increasing. Approximately 29% of drybulk vessels are more than 20 years old and, with an economic and commercial life of approximately 25 years, many of these vessels will need to be disposed of in the coming years. Third, the near-term availability of newbuilding berths for vessel delivery before the end of 2009 is limited relative to the size of the global drybulk fleet.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable and growing cash flows. We believe that the long-term, fixed-rate nature of our charters will provide a stable base of revenue. In addition, we believe our commitment to charter-in one additional newbuild vessel scheduled for delivery in March 2008, the exercise of the purchase option for Fantastiks, the purchase of the Navios TBN I upon its anticipated delivery in June 2009, the potential exercise of our option to purchase Navios TBN II, as well as the potential opportunity to purchase additional vessels from Navios Holdings provide visible future growth in our revenue and distributable cash flow. We believe that our management agreement, which provides for a fixed management fee for the first two years following the IPO, will initially provide us with predictable expenses. During the remaining three-year term of the management agreement, we will reimburse our manager for all of the costs and expenses it incurs in connection with the management of our fleet, which may make our cash flows less predictable.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management and Navios Holdings’ reputation within the shipping industry and network of strong relationships with many of the world’s drybulk raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management through its in-house technical manager which provides efficient operations and maintenance for our vessels at costs significantly below the industry average for vessels of a similar age. For example, for the year ended December 31, 2007, Navios Holding’s operating expenses on its owned vessels were $3,879 per vessel per day, which was approximately 10% below the industry average for vessels of a similar age. Navios Holdings’ expertise in fleet management is reflected in Navios Holdings’ history of a low number of off-hire days and in its record of no material incidents giving rise to loss of life or pollution or other environmental liability.

•	High-quality, flexible fleet. Our fleet consists of six modern, active Panamax vessels, one modern Capesize vessel and one newbuild Panamax vessel that is contracted to be chartered-in to us in 2008 and one newbuilding Capesize, Navios TBN I, that we are scheduled to acquire in June 2009. We will also have an option to acquire one new Capesize vessel, Navios TBN II, from Navios Holdings that Navios Holdings is scheduled to acquire in October 2009. The average age of the vessels in our fleet is significantly lower than the average age of the world drybulk fleet. Assuming delivery of Navios TBN I in June 2009, our fleet of high-quality vessels will have an average age of approximately 5.5 years in June 2009, compared to a current industry average age of about 16 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered out under long-term time charters with an average remaining charter duration of 5.2 years to a strong group of counterparties consisting of Cargill International SA, COSCO Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Atlantica SrL Charterers, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha. In addition, Navios TBN I, which we are scheduled to acquire from Navios Holdings in June 2009, will be chartered for five years to Mitsui O.S.K. Lines, Ltd. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have an average remaining charter duration of 5.2 years and have staggered charter expirations with no more than two vessels subject to re-chartering in any one year. We will seek to opportunistically re-charter our vessels during strong markets in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for drybulk carriers in a manner that is accretive to distributable cash flow per unit. We will have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we will seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will allow us to make additional accretive acquisitions.

•	Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We plan to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our customers are:

•	Cargill International S.A, a subsidiary of Cargill, Inc. and one of the world’s largest privately-owned businesses providing food, agricultural and risk management products and services.

•	COSCO Bulk Carrier Co., Ltd., a wholly-owned subsidiary of COSCO Group and one of the leading drybulk shipping companies in the world.

•	Mitsui O.S.K. Lines, Ltd., a Japanese multi-modal transportation company operates tankers, LNG carriers, car carriers and has a significant fleet of dry bulk carriers.

•	Rio Tinto Shipping Pty Ltd., an affiliate of Rio Tinto Group, a leading international mining company that owns and operates some of the world’s largest mineral resources, and whose major products include aluminum, copper, diamonds, energy products, gold, industrial minerals and iron ore.

•	Augustea Atlantica SrL Charterers, a transportation company controlled by the Cafieros family that is based in Italy and operates 44 vessels and is a well known operator of tugs in Italian ports.

•	The Sanko Steamship Co., Ltd., a Japanese transportation company with a fleet of 148 vessels totaling over 12 million dwt as of February 5, 2008. Its fleet transports oil, raw materials, grain and other bulk cargoes, break bulk cargoes, forest products and liquefied gases.

•	Daiichi Chuo Kisen Kaisha, a transportation company based in Japan that offers Capesize, coal carrier and tanker services. Its fleet consists of 155 vessels totaling over 6 million dwt.

Although we believe that if any one of our charters were terminated, we could recharter the related vessel at a favorable rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to recharter our vessel on a favorable basis due to then-current market conditions, or otherwise.

Competition

The drybulk shipping industry is extensive, diversified, competitive and highly fragmented, divided among approximately 1,400 independent drybulk carrier owners. The world’s active drybulk fleet consists of 6,753 vessels, aggregating over 397 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only four companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group, and the two largest Japanese shipping companies, Mitsui O.S.K. Lines, Ltd. and Nippon Yusen Kaisha. There are about 40 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include CCM (Ceres Hellenic/Coeclerici), Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

The process for obtaining longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	environmental, health and safety record;

•	compliance with regulatory industry standards;

•	reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term time charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term time charters, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be materially adversely affected.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. All of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters. The following discussion describes the material terms common to all of our time charters.

Basic Hire Rate

‘‘Basic hire rate’’ refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable monthly, in advance on the first day of each month, in U.S. Dollars as specified in the charter.

Expenses

Under the terms of our management agreement with Navios ShipManagement, we pay a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for commercial and technical management services. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the cost of the special survey and related scheduled drydocking. Navios ShipManagement is directly responsible for providing all of these items and services. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The initial term of the management agreement is five years from the closing of the IPO and this fee is fixed for the first two years of that agreement. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Off-hire

When the vessel is ‘‘off-hire,’’ the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under some of our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, which is generally defined as a period of 90 or more consecutive off-hire days.

Ship Management and Maintenance

We are responsible for the technical management of the vessels we own and for maintaining the vessels we own, periodic drydocking, cleaning and painting and performing work required by regulations. Navios ShipManagement will provide all services related to the vessels we own pursuant to a management agreement.

Termination

We are generally entitled to suspend performance under the time charters covering our vessels if the customer defaults in its payment obligations. Under some of our time charters, either party may terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Under some of our time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Classification, Inspection and Maintenance

Every sea going vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Management of Ship Operations, Administration and Safety

Navios Holdings provides, through its wholly-owned subsidiary, Navios ShipManagement, expertise in various functions critical to our operations. Pursuant to a management agreement and an administrative services agreement with Navios ShipManagement, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

For more information on the management agreement we have with Navios ShipManagement and the administrative services agreement we have with Navios ShipManagement, please read Item 7 – Unitholders and Related Party Transactions.

Crewing and Staff

Navios ShipManagement crews its vessels primarily with Greek, Ukrainian and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios ShipManagement is responsible for selecting its Greek officers. Navios ShipManagement’s Filipino seamen are referred to Navios ShipManagement by Interorient Maritime Enterprises Inc. and Bright Maritime Corporation, two independent crewing agencies. Navios ShipManagement’s Ukrainian officers and seamen are referred to Navios ShipManagement by Elvictor Management LTD, an independent crewing agent. Navios ShipManagement’s Georgian officers and seaman are referred to Navios ShipManagement by Lira Maritime Ltd., an independent crewing agent. The crewing agencies handle each seaman’s training, travel, and payroll. Navios ShipManagement requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a $100,000 deductible per vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, to wing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ‘‘clubs.’’ Subject to the ‘‘capping’’ discussed below, for pollution, our coverage is unlimited. Our current protection and indemnity insurance coverage for each owned vessel for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are ‘‘loss of hire’’ and ‘‘strikes.’’ Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that is not receivable by the ship-owner for reasons set forth in the policy. For example, loss of hire risk may be covered on a 14/90/90 basis, with a 14 days deductible, 90 days cover per incident and a 90-day overall limit per vessel per year. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Regulation

Governmental Regulation

Government regulation significantly affects the ownership and operation of vessels. These regulations include international conventions and national, state, and local laws and regulations in force in the countries in which vessels may operate or are registered. A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators, and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

Under the ISM Code, effective since July 1998, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, we voluntarily implement and maintain certifications pursuant to the International Organization for Standardization, or ISO for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

International Environmental Regulations

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of ‘‘Bunker Oil.’’ The Bunker Convention defines ‘‘Bunker Oil’’ as ‘‘any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.’’ The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). As of November 2007, the Bunker Convention has been ratified by a sufficient number of nations for entry into force, and the Bunker Convention will become effective on November 21, 2008. Until the Bunker Convention comes into force, liability for spills or releases of oil from ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international CAPITAL SYSTEMS, Two Grand Central Tower, regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the MARPOL Convention. Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships, which was ratified on May 18, 2004, and became effective on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The United States in February 2007 formally proposed a series of amendments to Annex VI. The emission program described in this proposal would dramatically reduce air pollution from ships by establishing a new tier of performance-based standards for marine diesel engines on all vessels and by establishing stringent emission requirements for ships that operate in coastal areas where air-quality problems are acute. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are implemented, we may incur costs to comply.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To-date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect until December 31, 2011, even if it were to be adopted earlier.

United States Environmental Regulations

In the United States, the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA 90 had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA 90 which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tank vessel to $950 per gross ton or $800,000, whichever is greater.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. On February 6, 2008 the U.S. Coast Guard proposed amendments to the financial responsibility regulations to increase the required amount of such COFRs to $1,250 per gross ton to reflect the 2006 increases in limits on OPA 90 liability. The increased amounts will become effective 90 days after the proposed regulations are finalized. We believe our insurance coverage as described above meets the requirements of OPA.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the U.S. Environmental Protection Agency, or the EPA, in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.

Although EPA appealed this decision on November 16, 2006 and the court heard oral arguments in August 2007, EPA also provided notice on June 21, 2007 of its intention to promulgate rules regarding the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels and solicited public comments. If the exemption is repealed or EPA promulgates a final rule placing NPDES permitting requirements on ballast water discharges and other discharges incidental to the normal operation of vessels, we could be required to: install equipment on our vessels to treat ballast water before it is discharged; implement other port facility disposal arrangements or procedures at potentially substantial cost; and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems would increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements.

The Federal Clean Air Act (CAA), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called ‘‘Category 3 ‘‘marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines, consistent with the United States’ proposal to amend Annex VI of MARPOL described below. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid ISSC Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The vessels in our initial fleet have on board valid ISSC Certificates and, therefore, are exempt from obtaining U.S. Coast Guard approved MTSA security plans.

C.    Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2007.

D.    Properties

Other than our vessels, we do not have any material property.

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us This discussion is based upon provisions of the Code, final and temporary regulations thereunder (‘‘Treasury Regulations’’), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2007 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation.    We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income.    Substantially all of our gross income is attributable to the transportation of drybulk and related products. For this purpose, gross income attributable to transportation (‘‘Transportation Income’’) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter and bareboat charter income.

Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (‘‘U.S. Source International Transportation Income’’) is considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (‘‘U.S. Source Domestic Transportation Income’’) is considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we did not earn any U.S. Source Domestic Transportation Income for our year ended December 31, 2007 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the ‘‘Section 883 Exemption’’) applied.

The Section 883 Exemption.    In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the ‘‘Section 883 Regulations’’), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. We qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an ‘‘Equivalent Exemption’’);

•	We satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

•	We meet certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of income we have earned and are expected to earn. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries, all of which have elected to be disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

In order to meet the Publicly Traded Test, the equity interests in the non-U.S. corporation at issue must be ‘‘primarily traded’’ and ‘‘regularly traded’’ on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that a class of equity interests in a non-U.S. corporation will be considered to be ‘‘primarily traded’’ on an established securities market in a given country if the number of units of such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country. Equity interests in a non-U.S. corporation will be considered to be ‘‘regularly traded’’ on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements are satisfied with respect to a class of equity interests listed on an established securities market provided trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are ‘‘regularly quoted by dealers making a market’’ in such class (within the meaning of the Section 883 Regulations). Notwithstanding these rules, a class of equity that would otherwise be treated as ‘‘regularly traded’’ on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more ‘‘5.0% unitholders’’ (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the ‘‘Closely Held Block Exception’’), unless the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

Because our common units are and have been traded solely on the New York Stock Exchange, which is considered to be an established securities market, our common units are and have been ‘‘primarily traded’’ on an established securities market for purposes of the Publicly Traded Test.

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our year ended December 31, 2007. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our year ended December 31, 2007.

While there can be no assurance that we will continue to satisfy the requirements for the Publicly Traded Test in the future, and our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test, we presently expect to continue to satisfy the requirements for the Publicly Traded Test and the Section 883 Exemption for future years. Please see below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test or otherwise fail to qualify for the Section 883 Exemption.

Even if we were not able to satisfy the Publicly Traded Test for a given taxable year, we may be able to satisfy a ‘‘Qualified Shareholder Stock Ownership Test’’ for a year in the event Navios Holdings owned more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, Navios Holdings itself met the Publicly Traded Test for such year and Navios Holdings provided us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. In connection with our IPO, Navios Holdings has represented that it then met the Publicly Traded Test and agreed to provide the information described above. However, there can be no assurance that Navios Holdings will continue to meet the Publicly Traded Test or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change, and as a result Navios Holdings may not own more than 50.0% of the value of our outstanding equity interests for any year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by Navios Holdings of an indirect ownership interest in us.

The Net Basis Tax and Branch Profits Tax.    If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (‘‘Effectively Connected Income’’) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

We believe that, for our year ended December 31, 2007, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the gain is not attributable to an office or other fixed place of business maintained by us in the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax.    If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

Marshall Islands Taxation

Based on the opinion of Reeder and Simpson, P.C., our counsel as to matters of the law of the Republic of the Marshall Islands, because we, our operating subsidiary and our controlled affiliates do not, and do not expect to, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our operating subsidiary and our controlled affiliates to us will not be subject to Marshall Islands taxation.

Item 4A.    Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

Overview

We are an international owner and operator of drybulk carriers, formed in August 2007 by Navios Maritime Holdings Inc., a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry. We completed our IPO on November 16, 2007.

In connection with the IPO, through a series of transactions, we acquired all of the capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels as follows:

•	Prior to the closing of the IPO, Navios Holdings contributed to us all of the outstanding shares of the capital stock of one vessel-owning subsidiary in exchange for 4,195,000 subordinated units;

•	We sold 10,500,000 common units, representing a 56.8% limited partner interest in us;

•	We entered into a new revolving credit facility that provided us with financing availability of up to $260.0 million, and we borrowed $165.0 million thereunder upon the closing of the IPO;

•	At the closing of the IPO, Navios Holdings sold to us all of the outstanding shares of capital stock of the subsidiaries which owned or had the rights to seven vessels in exchange for (i) all of the net proceeds from the IPO of 10,000,000 common units and the concurrent offering of 500,000 common units to a corporation owned by Ms. Frangou, (ii) $160.0 million of the $165.0 million that we borrowed under our new revolving credit facility, (iii) the issuance of 3,426,843 additional subordinated units to Navios Holdings and (iv) the issuance to our general partner, Navios GP L.L.C., of a 2.0% general partner interest in us and all of our incentive distribution rights, which entitle it to increasing percentages of the cash we distribute in excess of $0.4025 per unit per quarter.

In addition, at or prior to the closing of the IPO, we entered into the following agreements:

•	A share purchase agreement pursuant to which we acquired the capital stock of the subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009 for $130.0 million;

•	A share purchase agreement pursuant to which we have the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire for $135.0 million the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter, scheduled for delivery in October 2009;

•	A management agreement with Navios ShipManagement pursuant to which Navios ShipManagement agreed to provide us commercial and technical management services for a term of five years from the closing of the IPO in exchange for a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for the initial two years and thereafter for a reimbursement of its actual operating costs and expenses;

•	An administrative services agreement with Navios ShipManagement for a term of five years, pursuant to which Navios ShipManagement agreed to provide us administrative services in return for a reimbursement of its reasonable costs and expenses; and

•	An omnibus agreement with Navios Holdings, our general partner and others, governing, among other things:

–	when we and Navios Holdings may compete with each other; and

–	certain rights of the first offer on certain drybulk carriers.

Please read ‘‘Item 7. Major Unitholders and Related Party Transactions’’.

Navios Holdings acquired three of the owned vessels in our initial fleet in December 2005 (Navios Libra II, Navios Alegria and Navios Felicity), and the fourth owned vessel in January 2006 (Navios Gemini S). The fifth owned vessel was acquired in March 2006 (Navios Galaxy I), however it was included as a chartered-in vessel since its delivery to Navios Holdings in June 2001. The sixth vessel in our initial fleet (Fantastiks, which was part of Navios Holdings’ acquisition of Kleimar) has been included in the fleet as a chartered-in vessel since its acquisition date in February 2007 and the seventh vessel in our initial fleet (Navios Prosperity) has been chartered-in by Navios Holdings since its delivery in June 2007. Accordingly, the historical results discussed below, and the historical financial statements and related notes of what we refer to as ‘‘Navios Maritime Partners Predecessor’’

included elsewhere in this annual report, present operating results (for Navios Galaxy I, results as a chartered-in vessel have been included for periods prior to its acquisition in March 2006) of the five vessels owned for the periods beginning on from the dates of delivery of the vessels as described below to the wholly owned subsidiaries of Navios Holdings from which we acquired the vessels upon the closing of the IPO and two chartered-in vessels, for the period beginning on the dates of delivery of the vessels as described below to Navios Holdings to December 31, 2007.

Period for which historical results are presented
Company name	Vessel name	Predecessor 2005	Successor 2005	Successor 2006	Successor 2007
Owned Vessels:
Libra Shipping Enterprises Inc	Navios Libra II		12/22 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria		12/22 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity		12/27 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	—	—	1/5 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	—	—	3/23 – 12/31	1/1 – 12/31
Chartered-in vessels:
Chartered-in vessel	Navios Galaxy I	1/1 – 8/25	8/26 – 12/31	1/1 – 3/22	—
Prosperity Shipping Corporation (*)	Navios Prosperity	—	—	—	11/16 – 12/31
Chartered-in vessel	Navios Prosperity	—	—	—	6/19 – 11/15
Fantastiks Shipping Corporation (**)	Fantastiks	—	—	—	11/16 – 12/31
Chartered-in vessel	Fantastiks	—	—	—	2/2 – 11/15
Aldebaran Shipping Corporation (*)	—	—	—	—	—
Navios Maritime Partners L.P	N/A	—	—	—	11/16 – 12/31
Navios Maritime Operating LLC	N/A	—	—	—	11/16 – 12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract
(**)	Not a vessel-owning subsidiary and only holds rights to purchase the vessel Fantastiks

Our historical results of operations and cash flows prior to the IPO are not indicative of the results of operations or cash flows to be expected from any future period. Because these vessels were operated as part of Navios Holdings during the historical periods prior to the IPO, the vessels were operated in a different manner than they are after the IPO. For example, operating expenses during the periods presented prior to the IPO represented actual costs incurred in operating the vessels, whereas we pay a fixed management fee to our vessel manager that covers our vessel operating expenses for a period of two years following the closing of the IPO. In addition, the financing arrangements with respect to our vessels in place prior to the IPO are not representative of the financing arrangements we entered into in connection with the IPO.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are those discussed under ‘‘Risk Factors’’ and ‘‘Forward-Looking Statements’’.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their drybulk commodities. All of the vessels in our fleet are chartered out under time charters, which range in length from three to five years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.

For the year ended December 31, 2007, Cargill International S.A., Sanko Steamship Co., Mitsui O.S.K. Lines, Ltd., Augustea Imprese Maritime and Daiichi Chuo Kisen Kaisha accounted for approximately 30.0%, 22.0%, 17.0%, 13.5% and 9.4% respectively, of total revenues. For the year ended December 31, 2006, Cargill International SA, Mitsui O.S.K. Lines, Ltd., American Bulk Transport, Inc. and COSCO Bulk Carrier Co., Ltd. accounted for 42.9% (for two charters), 25.0%, 10.2% and 10.1%, respectively, of our revenue. For the combined year ended December 31, 2005, Mitsui O.S.K. Lines, Ltd. accounted for approximately 94.8% of our revenue. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement (which provides for a fixed management fee for an initial term of approximately two years from the closing of the IPO) will provide us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

Upon delivery of Navios TBN I in June 2009, our nine vessels will be chartered to seven different customers. We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable that the charter that has been terminated. However, we believe that if any one of our current charters were terminated, we could recharter the vessel in an expeditious manner at a favorable rate, based on current conditions in the drybulk carrier market. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Vessel Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Under the management agreement we entered into with Navios ShipManagement, Navios ShipManagement bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, Navios ShipManagement is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance and costs associated with special surveys and related drydockings. The initial term of the management agreement is five years from the closing of the IPO, and we pay Navios ShipManagement a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for the first two years of the term of that agreement. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary costs. Extraordinary costs and expenses include fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as ‘‘acts of God’’ outside the control of Navios ShipManagement;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of Navios ShipManagement, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or Navios ShipManagement due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and Navios ShipManagement as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Payment of any extraordinary fees or expenses to Navios ShipManagement could significantly increase our vessel operating expenses and impact our results of operations.

During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Administrative Services

Under the administrative services agreement we entered into with Navios ShipManagement, we reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after Navios ShipManagement submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement which has an initial term of five years from the closing date of the IPO, Navios ShipManagement provides significant administrative, financial and other support services to us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the continuing strong demand for seaborne transportation services;

•	the successful implementation of our fleet expansion strategy, including taking delivery of Navios TBN I and Navios TBN II on or about their scheduled delivery dates and the terms of the financing thereof;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.

Please read ‘‘Risk Factors’’ for a discussion of certain risks inherent in our business.

A.	Operating results

Overview

Our historical results of operations and cash flows prior to the IPO are not indicative of results of operations and cash flows to be expected from any future period, principally for the following reasons:

•	Different Fleet Size. Our historical financial statements for 2005, 2006 and 2007 reflect the results of operations of four, five and seven vessels, respectively. Following the delivery of Navios Aldebaran on March 17th, 2008 and Navios TBN I, which is scheduled to be delivered in June 2009, the size of our fleet will increase to nine vessels. We also have an option to purchase Navios TBN II in October 2009.

•	Different Structure of Operating and General and Administrative Expenses. Our historical operating expenses represented actual costs incurred by the vessel-owning subsidiaries and Navios ShipManagement in the operation of the vessels. Pursuant to the management agreement that we entered into with Navios ShipManagement upon the closing of the IPO, the daily operating expense rate is $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel and is fixed for the first two years following the closing of this IPO. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Under the administrative services agreement that we entered into with Navios ShipManagement upon the closing of the IPO, Navios ShipManagement provides significant administrative, financial and other support services to us. We reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement, including certain general and administrative expenses that we incur as a publicly traded limited partnership that we did not previously incur prior to the IPO.

•	Different Financing Arrangements. Our historical financing and derivative arrangements prior to the IPO are not representative of the arrangements we entered into to finance the acquisition of our initial fleet from Navios Holdings in connection with the closing of the IPO. For example, we entered into a new credit facility in connection with the IPO. In addition, we do not expect to enter into forward freight arrangements in the future.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The following table presents consolidated revenue and expense information for the years ended December 31, 2007 and 2006. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	December 31, 2006	December 31, 2007
Revenue	$31,764	$50,352
Loss on Forward Freight Agreements	(2,923)
Time charter and voyage expenses	(1,344)	(8,352)
Direct vessel expenses	(5,626)	(5,608)
Management fees	—	(920)
General and administrative expenses	(698)	(1,419)
Depreciation and amortization	(8,250)	(9,375)
Interest expense and finance cost, net	(6,286)	(5,522)
Other income	61	93
Other expense	(74)	(226)
Net income before taxes	6,624	19,023
Income Taxes	—	485
Net income after taxes	6,624	$19,508

Time Charter and Voyage Revenues.    Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues amounted to approximately $50.4 million for year ended December 31, 2007 compared to $31.8 million for the year ended 2006. The increase was mainly attributable to the delivery of Navios Prosperity on June 19, 2007, as well as the acquisition of Fantastiks (as part of the acquisition of Kleimar by Navios Holding) on February 2, 2007.

Loss on Forward Freight Agreements.    During the year ended December 31, 2006, certain Forward Freight Agreements, or FFAs, relating to two of our vessels qualified for hedge accounting treatment. The changes in fair values of the effective portion representing unrealized gain or losses were recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in owner’s net investment, while the ineffective portion, was included in the statement of operations under ‘‘Loss on Forward Freight Agreements.’’ As at December 31, 2006 no FFAs existed and the realized loss of ineffective portion which amounted to $2.9 million was recorded in the statement of operation under Loss on Forward Freight Agreements whereas the effective portion which amounted to $2.6 million was transferred from ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in owner’s net investment to revenue in the statement of operations.

FFAs no longer existed during fiscal year 2007 and Navios Partners is not expected to enter into any FFAs in the future.

Time Charter and Voyage Expenses.    Time charter and voyage expenses amounted to $8.4 million for the year ended December 31, 2007 compared to $1.3 million for the year ended December 31, 2006. The increase was mainly attributable to the delivery of Navios Prosperity on June 19, 2007, as well as the acquisition of Fantastiks (as part of the acquisition of Kleimar by Navios Holdings) on February 2, 2007.

Direct Vessel Expenses.    Direct vessel expenses represent the vessels’ operating expenses. For the year ended December 31, 2007, direct vessel expenses amounted to $5.6 million and were comprised of crewing and related costs (approximately 40.7%), stores, provisions, lubricants and chemicals (approximately 24.6%), insurance (approximately 13.4%), spares, repairs, maintenance and other (approximately 21.3%). For the year ended December 31, 2006, direct vessel expenses amounted to $5.6 million and were comprised of crewing and related costs (approximately 42.8%), stores, provisions, lubricants and chemicals (approximately 24.2%), insurance (approximately 14.3%), spares, repairs, maintenance and other (approximately 18.7%).

Management Fees.    Under the management agreement that Navios Partners entered into in connection with the closing of the IPO on November 16, 2007 Navios ShipManagement Inc. (the ‘‘Manager’’) provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. Total management fees for the period from November 16, 2007 to December 31, 2007 was $920,000.

General and Administrative expenses.    Total general and administrative fees for the year ended December 31, 2007 amounted to $1.4 million compared to $698,000 for the year ended December 31, 2006. The manager charged for the period prior to the IPO a fixed monthly fee of $15,000 in 2007 and $16,667 in 2006 per vessel in exchange of a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services. In spite of the decrease of the fixed monthly fee, general and administrative expenses increased due to the increase in the number of managed vessels from 5 in 2006 to 7 in 2007 (delivery of Navios Prosperity on June 19, 2007 and acquisition of Fantastiks as part of the acquisition of Kleimar by Navios Holdings on February 2, 2007).

Subsequent to the IPO and pursuant to the Administrative Services Agreement the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the period from November 16, 2007 to December 31, 2007 the fee charged by the Manager for administrative services was $161,000.

Depreciation and amortization.    Depreciation and amortization amounted to $9.4 million for the year ended December 31, 2007 compared to $8.3 million for the year ended December 31, 2006. The main reason for the increase was the increase in amortization expense of $2.4 million, relating to $51.1 million of intangible assets and liabilities (favorable and unfavorable leases) recognized on the acquisition of Fantastiks, as part of the acquisition of Kleimar by Navios Holdings in February 2007. This increase was mitigated by the amortization of backlog assets and liabilities which decreased by $1.6 million from ($216,000) in the year ended December 31, 2006 to $1.4 million in the year ended December 31, 2007. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from four to 10 years.

Interest Expense and Finance Cost, Net.    Interest expense and finance cost, net amounted to $5.5 million for the year ended December 31, 2007 compared to $6.3 million for the year ended December 31, 2006. Interest expense relating to the credit facilities for the purchase of our vessels amounted to $5.3 million for the year ended December 31, 2007 compared to $6.2 million for the year ended December 31, 2006, while amortization of deferred finance fees amounted to $0.2 million for the year ended December 31, 2007 and $0.1 million for the year ended December 31, 2006. The decrease in interest expense is mainly attributable to the decrease in average outstanding loan balance from $93 million in 2006 to $88 million in 2007. The loan amount as of November 15, 2007 which amounted to $75.5 million was not assumed by Navios Partners from Navios Holdings at it entered into a new credit facility prior to the closing of the IPO. As at December 31, 2007 the outstanding loan balance under the new credit facility was $165.0 million and the interest for the period from November 16, 2007 (drawdown date) to December 31, 2007 was $1.2 million.

Income taxes:    Income taxes amounted to $0.5 million for the year ended December 31, 2007 whereas there was no income tax for the year ended December 31, 2006. This amount in 2007 is related to vessel Fantastiks which was part of Navios Holding’ acquisition of Kleimar in February 2007.

Net Income.    Net income for year ended December 31, 2007 amounted to $19.5 million compared to $6.6 million for the year ended December 31, 2006. The increase in net income of $12.9 million is due to the factors discussed above, as well as the increase in deferred income tax by $0.5 million related to Fantastiks, which was part of Navios Holding’ acquisition of Kleimar in February 2007.

Seasonality.    Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and the period from August 26, 2005 to December 31, 2005) Ended December 31, 2005

The following table presents consolidated revenue and expense information for the year ended December 31, 2006 and the combined year (for the period from January 1, 2005 to August 25, 2005 and the period from August 26, 2005 to December 31, 2005) ended December 31, 2005. This information was derived from the audited consolidated revenue and expense accounts of Navios Maritime Partners L.P. as predecessor for the period from January 1 to August 25, 2005 and as successor for the period from August 26 to December 31, 2005 and for the year ended December 31, 2006, which follow the same ‘‘Predecessor’’ and ‘‘Successor’’ presentation of Navios Holdings of which Navios Partners derived their information from.

The combined year presentation of revenue and expense is being presented solely to assist comparisons across the years. The successor period for 2005 in the consolidated statement of cash flow includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined year presentation of revenue and expense accounts are not comparable as the successor period revenue and expense accounts include increases to certain charges. The principal increase relates to amortization of intangible assets arising as a result of recognizing the fair value of the intangible assets in connection with the acquisition by Navios Holdings of its business on August 25, 2005.

The combined year information is a non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results.

	Predecessor	Successor	Combined	Successor
	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year ended December 31, 2005	Year ended December 31, 2006
Time charter and voyage revenue	$5,780	$3,655	$9,435	$31,764
Loss on FFA’s	—	—	—	(2,923)
Time charter and voyage expenses	(2,305)	(1,266)	(3,571)	(1,344)
Direct vessel expenses	—	(69)	(69)	(5,626)
General and administrative expenses	(284)	(168)	(452)	(698)
Depreciation and amortization	—	(1,152)	(1,152)	(8,250)
Interest expense and finance cost, net	—	(81)	(81)	(6,286)
Other income	—	—	—	61
Other expense	—	—	—	(74)
Net income	$3,191	$919	$4,110	$6,624

Time Charter and Voyage Revenues.    Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues (net of the release of Other Comprehensive Income of $2.6 million relating to hedge accounting, as discussed below) amounted to approximately $31.8 million for the year ended December 31, 2006 compared to $9.4 million for the combined year ended December 31, 2005. The increase is mainly due to the delivery of Navios Alegria, Navios Libra II and Navios Felicity at the end of 2005 (which were fully operational for 2006).

Revenues for this period are not indicative of revenues to be expected from any future period. Please read ‘‘Business — Our Fleet’’ for information about the charters on these vessels, including daily charter rates. Moreover, a portion of the revenues during this period was derived from charters with different terms than the charter arrangements that are in place for future periods.

Loss on Forward Freight Agreements.    During 2006, certain FFAs relating to two of our vessels qualified for hedge accounting treatment. The changes in fair values of the effective portion representing unrealized gain or losses were recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in owner’s net investment, and were released against revenue, while the ineffective portion ($2.9 million as of December 31, 2006), was included in the statement of operations under Loss on Forward Freight Agreements.’’ There were no FFAs in the combined year ended December 31, 2005.

Time Charter and Voyage Expenses.    Time charter and voyage expenses amounted to $1.3 million for the year ended December 31, 2006 compared to $3.6 million for the combined year ended December 31, 2005. The main reason for the decrease was the acquisition of Navios Galaxy I into the owned fleet in March 2006, from chartered-in vessel. Therefore, time charter and voyage expenses in 2006 represent only 3 months of such expenses, as opposed to full year expenses in combined year 2005.

Direct Vessel Expenses.    Direct vessel expenses represent the owned vessels’ operating expenses. For the year ended December 31, 2006, direct vessel expenses amounted to $5.6 million and were comprised of crewing and related costs (approximately 42.8%), stores, provisions, lubricants and chemicals (approximately 24.2%), insurance (approximately 14.3%), spares, repairs, maintenance and other (approximately 18.7%).

For the combined year ended December 31, 2005, direct vessel expenses amounted to $0.1 million and were comprised of crewing and related costs (approximately 43.8%), stores, provisions, lubricants and chemicals (approximately 31.9%), insurance (approximately 14.3%), spares, repairs, maintenance and other (approximately 10.0%).

The increase was mainly due to the acquisition of owned vessels which occurred at the end of 2005 (two were delivered on December 22, 2005 and one was delivered on December 27, 2005).

Therefore, 2005 included only several days worth of direct vessel expenses, versus a full year of vessel expenses in 2006. In addition, there were two additional vessels acquired in 2006 (one delivered on January 5, 2006 and the other was delivered on March 23, 2006), which did not have any direct vessel expenses in 2005.

General and Administrative expenses.    General and Administrative expenses include amounts charged by the manager of the vessels as well as allocated overhead expenses (for the chartered-in vessels). For the year ended December 31, 2006, management fees amounted to $0.7 million. For the combined year ended December 31, 2005, management fees amounted to $0.5 million.

Depreciation and amortization.    Depreciation and amortization amounted to $8.3 million for the year ended December 31, 2006 ($1.2 million for the combined year ended December 31, 2005). Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Depreciation was higher in 2006 compared to the combined year 2005 due to delivery of three owned vessels which occured at the end of December 2005. Therefore, depreciation expenses in 2005 was only calculated based on several days of vessels ownership in 2005. Amortization relates to the amortization of intangibles acquired as part of the acquisition of Navios Holdings on August 25, 2005. Our historical depreciation and amortization is not indicative of depreciation to be expected in future periods, due to the scheduled acquisition of chartered-in vessels into our owned fleet in the future.

Interest Expense and Finance Cost, Net.    Interest expense and finance cost, net amounted to $6.3 million for the year ended December 31, 2006 ($0.1 million for the combined year ended December 31, 2005). Interest expense relating to the credit facilities for the purchase of our vessels amounted to $6.2 million for the year ended December 31, 2006 ($0.1 million for the combined year ended December 31, 2005), while amortization of deferred finance fees amounted to $0.1 million for the year ended December 31, 2006 ($0.0 for the combined year ended December 31, 2005).

The increase in interest expense is due to the fact that debt in connection with the acquisition of three vessels was incurred at the end of 2005, while in 2006, such debt was outstanding for the full year.

Net Income.    Net income for the year ended December 31, 2006 amounted to $6.6 million compared to $4.1 million for the combined year ended December 31, 2005. The increase was mainly due to the reasons discussed above.

Seasonality.    Because our vessels operate under long-term charters, our results of operations are not generally subject to the effect of seasonable variations in demand.

B.    Liquidity and Capital Resources

Old Credit Facilities

On December 21, 2005, Navios Holdings revised the terms of its credit facility with HSH Nordbank AG. The credit facility entered into by Navios Holdings on December 21, 2005 was divided into tranches, each of them having a specific use. The tranches relating to the acquisition of Navios Libra II, Navios Alegria, Navios Felicity, Navios Gemini S and Navios Galaxy I (Navios Partners’ verssels) amounted to $102.0 million. The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 1.5% per annum. In February 2007, Navios Holdings entered into a new secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility was composed of a $280.0 million term loan facility and a $120.0 million reducing revolver facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 basis points as provided in the agreement.

Upon completion of the IPO, Navios Holdings assumed the debt relating to the vessels acquired by us at the time of the IPO.

Revolving Credit Facility

Upon the closing of the IPO, we entered into a new $260.0 million revolving credit facility with DVB Bank AG and Commerzbank AG. We borrowed $165.0 million upon the closing of the IPO. We used $160.0 million of such borrowings to fund a portion of the purchase price of the capital stock of the subsidiaries that owned or had rights to the nine vessels in our initial fleet. We also expect to borrow an additional $34.2 million under the credit facility to finance the acquisition of Fantastiks in March 2008 and an additional $60.8 million to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery in June 2009. The facility will be reduced by $30.0 million if we do not acquire the Fantastiks and will be reduced by $60.0 million if Navios TBN I is not delivered. We will likely need to borrow additional amounts to fund the acquisition of Navios TBN I and Navios TBN II (if we exercise our purchase option) and intend to use additional debt financing, which could include an expansion of the revolving credit facility if the lender agrees, and equity financing to fund such transactions.

The facility is a revolving facility for up to four years and converts to a term facility for up to 6.5 years thereafter so that final maturity will be 10 years. The interest rate is LIBOR plus a margin of between 0.8% and 1.25%, depending on the loan to value ratio.

Our obligations under the credit facility are secured by first-priority mortgages covering each of our vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The new revolving credit facility contains restrictive covenants that prohibit us from, among other things: incurring or guaranteeing indebtedness; entering affiliate transactions, charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under our new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facility also requires us to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our new revolving credit facility requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the revolving credit facility) of at least $5.0 million upon draw down per year (increasing by $8.0 million per year until it reaches $37.0 million, which level is required to be maintained thereafter);

•	maintain a ratio of EBITDA (as defined in our credit facility) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our credit facility) of less than 0.75 to 1.00.

We are also required to maintain an aggregate market value of our financed vessels equal to 143% of the aggregate amount outstanding under the credit facility and a tangible net worth of at least $120.0 million.

For purposes of the foregoing, the market value of our vessels are determined on a quarterly basis by two independent brokers on the basis of the vessel being sold (i) for prompt delivery, (ii) for cash, (iii) on a charter free basis and (iv) at arm’s length on normal commercial terms. EBITDA is defined under our credit facility as the aggregate amount of consolidated or combined pre-tax profits of us and our subsidiaries (whether direct or indirect and including, but not limited to, each vessel-owning subsidiary) before extraordinary or exceptional items, interest, depreciation and amortization.

In addition, Navios Holdings is required to own at least 30% of us and to own 100% of our general partner. The credit facility prohibits us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default. Events of default under our credit facility include:

•	failure to pay any principal, interest fees, expenses or other amounts when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance and in some cases subject to certain grace and due periods;

•	default under other indebtedness;

•	any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee is untrue or misleading when made;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in that is not discharged within a specified period of time;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee;

•	instability affecting a country where the vessels are flagged.

At December 31, 2007, Navios Partners was in compliance with the financial covenants of its revolving loan facility. The repayment of the loan facility starts no earlier than August 2011 and is subject to changes in repayment amounts and dates depending on various factors such as the charter rate of Fantastiks and the future borrowings under the agreement.

Purchase of Newbuilding

The table below summarizes certain information with respect to the Capesize newbuilding Navios TBN I that we have agreed to purchase from a subsidiary of Navios Holdings in June 2009 for a purchase price of $130.0 million:

Vessel	Expected delivery	Capacity (Dwt)	Ownership	Charter Expiration Date	Charter-Out Rate
Navios TBN I	June 2009	180,000	100%	June 2014	$47,400

The purchase price of the Navios TBN I is $130.0 million, which we expect to fund primarily from borrowings under our new credit facility and the issuance of additional common units or other equity securities. We expect that we will complete the sale of additional common units on or before the anticipated delivery date in June 2009. Our obligation to purchase Navios TBN I is not conditional upon our ability to obtain financing for such purchase.

In addition, if we exercise the option to acquire Navios TBN II for $135.0 million, we will need to finance such purchase as well. Such financing may be from borrowings or from the issuance of additional common units on or before the anticipated delivery date in October 2009. Our right to purchase Navios TBN II is exercisable in our sole discretion.

Liquidity and Cash Needs

Prior to the IPO, the vessel-owning subsidiaries that owned or had rights to the vessels in our fleet did not have any cash or source of liquidity, as they were part of a larger entity with its own sources of liquidity. At the closing of the IPO we had total liquidity, including cash and undrawn long-term borrowings of approximately $99.4 million. We anticipate borrowing $34.2 million under our new credit facility in order to finance the purchase of Fantastiks in March 2008. In addition, we anticipate borrowing $60.8 million under our new credit facility to partially fund the purchase of Navios TBN I in June 2009. We may need to increase the size of our revolving credit facility in order to fund the remainder of the purchase price of Navios TBN I and to fund the purchase price of Navios TBN II, which we also intend to partially fund with equity. There can be no assurance we can obtain such additional financing. Because Navios Holdings is required to own at least 30% of us under the terms of our credit facility, we may be limited in our ability to obtain necessary funding through additional equity offerings.

The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units and the 2.0% general partner interest to be outstanding immediately after the IPO is $25.9 million. On February 14, 2008 we paid a cash distribution for the 46 day period from November 16, 2007 to December 31, 2007 of $0.175 per unit or $3.2 million in total, to unitholders of record on February 11, 2008.

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months.

Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement. We cannot assure you that we will be able to raise additional funds on favorable terms.

Cash Flows for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The following table presents cash flow information for the years ended December 31, 2007 and 2006. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2006	Year Ended December 31, 2007
Net cash provided by operating activities	$14,496	$10,516
Net cash used in investing activities	(36,985)	—
Net cash provided by / (used in) financing activities	22,489	(421)
Change in cash and cash equivalents	$—	$10,095

Cash provided by operating activities for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

Net cash provided by operating activities decreased by $4.0 million to $10.5 million for the year ended December 31, 2007 as compared to $14.5 million for the same period in 2006. The decrease is analyzed as follows:

Amounts due from/(to) related parties decreased by $10.3 million from $5.8 million in amounts due from related parties at December 31, 2006 to $4.5 million in amounts due to related parties at December 31, 2007. In connection with the IPO Navios Holding’ subsidiaries forgave all of the outstanding balances due from related parties which amounted to $28 million (amount due from related parties) immediately prior to the consummation of the IPO. This transaction was reflected as a capital distribution to Navios Holdings.

Restricted cash increased to $0.8 million as at December 31, 2007 due to the retention account held in Commerzbank A.G which is required by the new loan facility of $165 million that Navios Partners entered into prior to the closing of the IPO. Prior to obtaining the new loan facility there was no restricted cash.

Accounts receivable increased by $0.3 million from $0.1 million at December 31, 2006 to $0.4 million at December 31, 2007. The primary reason for this increase was an increase in amounts receivable from charterers.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred voyage revenue, net of commissions decreased by $0.7 million from $0.9 million at December 31, 2006 to $0.2 million at December 31, 2007.

Accounts payable decreased by $0.1 million from $0.7 million at December 31, 2006 to $0.6 million at December 31, 2007. The primary reason was a decrease in supplier and insurer payables of $0.4 million offset by an increase in professional and legal fees payable of $0.3 million.

Prepaid expenses and other current assets decreased by $1.0 million from $1.0 million at December 31, 2006 to $0.03 million at December 31, 2007. This decrease is partially due to the fact that inventories as at November 16, 2007 which amounted to $0.5 million were sold at cost to the Manager. According to the provisions of the Management Agreement, adjustments and negotiating of settlements of any claim damages which are recoverable under insurance policies are provided by the Manager. Navios Partners will pay the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range. At December 31, 2007 the amount of claims receivable, net, managed and booked by the Manager amounted to $0.04 million ($0.3 million as at December 31, 2006). Additionally, prepaid voyage costs decreased to $0.04 in 2007 million from $0.2 million in 2006 due to the commercial and technical management services of the vessels managed by the Manager as per the Management Agreement.

Accrued expenses increased by $0.8 million from $0.6 million at December 31, 2006 to $1.4 million at December 31, 2007. The primary reason for the increase was an increase in accrued loan interest by $1.2 million and an increase in accrued voyage expenses and other accrued expenses by $0.2 million.

Finally, net income for the year ended December 31, 2007, increased by $12.9 million to $19.5 million in the year ended December 31, 2007 from $6.6 million for the year ended December 31, 2006. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization.

Cash used in investing activities for the Year ended December 31, 2007 as compared to the Year ended December 31, 2006:

Cash used in investing activities was $37.0 million for the year ended December 31, 2006 and related to the purchase of Navios Gemini S on January 5, 2006 and Navios Galaxy I on March 23, 2006.

There was no investing activity during the year ended December 31, 2007.

Cash provided by/(used in) financing activities for the Year ended December 31, 2007 as compared to the Year ended December 31, 2006:

Cash used in financing activities was $0.4 million for the year ended December 31, 2007, and cash provided by financing activities was $22.5 million for the year ended December 31, 2006.

Cash used in financing activities for the year ended December 31, 2007 was the result of cash contributed to Navios Holding amounting to $353.3 million for the purchase of the capital stock of Navios Partners’ subsidiaries as well as debt repayment amounting to $2.3 million and payment of debt issuance costs amounting to $2.5 million. This was offset by the proceeds from the new loan facility of $165 million that Navios Partners entered into on November 15, 2007 and the actual net proceeds of $192.7 million derived from the IPO.

Cash provided by financing activities for the year ended December 31, 2006 was the result of the proceeds from owners’ contribution amounting to $10.1 million and the proceeds from loan refinancing amounting to $37.0 million. This was offset by a repayment of long term debt and payment of debt issuance costs amounting to $24.6 million.

Cash Flows for the Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and August 26, 2005 to December 31, 2005) Ended December 31, 2005:

The following table presents cash flow information for the year ended December 31, 2006 and the combined year (for the period from January 1, 2005 to August 25, 2005 and August 26, 2005 to December 31, 2005) ended December 31, 2005. The 2005 information was derived from the audited consolidated statements of cash flow of Navios Maritime Partners L.P. as predecessor for the period January 1, 2005 to August 25, 2005 and from the audited consolidated statements of cash flow of Navios Maritime Partners L.P. as successor for the period August 26, 2005 to December 31, 2005. This combined year presentation of cash flow information is being presented solely to assist comparisons across the financial periods and the year ended December 31, 2006.

	Predecessor	Successor	Combined	Successor
	January 1, 2005 to August 25, 2005	August 25, 2005 to December 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2006
	(Thousands of U.S. Dollars)
Net cash provided by operating activities	$—	$520	$520	$14,496
Net cash used in investing activities	—	(76,058)	(76,058)	(36,985)
Net cash provided by financing activities	—	75,538	75,538	22,489
Increase (decrease) in cash and cash equivalents	$—	$—	$—	$—

Cash Flows for the Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005

Cash provided by operating activities for the year ended December 31, 2006 and the combined year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) ended December 31, 2005

Net cash provided by operating activities was $14.5 million for the year ended December 31, 2006 as compared to $0.5 million provided by operating activities for the combined year ended December 31, 2005. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization, and provisions for losses on accounts receivable.

Accounts receivable, net decreased by $0.1 million from $0.2 million at December 31, 2005 to $0.1 million at December 31, 2006. The primary reason for this decrease was the provision for losses on accounts receivable amounting to $0.2 million.

Prepaid expenses and other current assets increased by $0.7 million from $0.3 million at December 31, 2005 to $1.0 million at December 31, 2006. This increase is mainly due to increase in claims receivables by $0.3 million and inventories by $0.4 million.

Accounts payable increased by $0.6 million from $0.1 million at December 31, 2005 to $0.7 million at December 31, 2006. The primary reason was an increase in supplier payables of $0.4 million, broker payables of $0.1 million, insurance payables of $0.1 million.

Accrued expenses increased by $0.2 million from $0.4 million at December 31, 2005 to $0.6 million at December 31, 2006. Accrued vessel operating expenses increased by $0.5 million at December 31, 2006 compared to December 31, 2005 and accrued finance fees decreased by $0.3 million.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred charter hire, net of commissions increased by $0.1 million from $0.8 million at December 31, 2005 to $0.9 million at December 31, 2006.

Amounts due from related parties increased by $0.6 million from $5.2 million at December 31, 2005 to $5.8 million at December 31, 2006, primarily due to a $25.8 million increase in receivables relating to the management and operation of our vessels. This increase was offset by a $24.3 million decrease relating to the repayment of long term debt, a $0.7 million decrease relating to the payment of management fees and a $0.2 million decrease relating to the payment of debt issuance costs. Historically, amounts due from related parties have been settled periodically through cash remittances. In connection with the IPO Navios Partners forgave all of the outstanding balances due from related parties immediately prior to the consummation of the IPO. This transaction was reflected as a capital distribution to Navios Holdings.

Cash Used in Investing Activities for the Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005

Cash used in investing activities was $37.0 million for the year ended December 31, 2006 and related to the purchase of Navios Gemini S on January 5, 2006 and Navios Galaxy I on March 23, 2006.

Cash used in investing activities for the combined year ended December 31, 2005 amounted to $76.0 million. Of this amount, $73.5 million related to the purchases of Navios Alegria and Navios Libra II on December 22, 2005 and Navios Felicity on December 27, 2005, and the remaining $2.5 million related to deposits for the acquisitions of Navios Gemini S and Navios Galaxy I.

Cash Provided by Financing Activities for the Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005

Cash provided by financing activities was $22.5 million for the year ended December 31, 2006, and $75.5 million for the combined year ended December 31, 2005.

Cash provided by financing activities for the year ended December 31, 2006 was the result of the proceeds from owner’s contribution amounting to $10.1 million and the proceeds from loan refinancing amounting to $37.0 million. This was offset by a repayment of long term debt and payment of debt issuance costs amounting to $24.6 million.

Cash provided by financing activities was approximately $75.5 million for the combined year ended December 31, 2005. This was the result of $64.7 million of proceeds from the issuance of long term debt (net of debt issuance fees) and $10.8 million of proceeds from owner’s contribution for the financing of the three vessels purchased during that period.

Reconciliation of EBITDA to Net Cash from Operating Activities

	Predecessor	Successor	Combined	Successor	Successor
	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
	(Expressed in thousands of US Dollars − except per share data)
Net Cash from Operating Activities	$—	$520	$520	$14,496	$10,516
Net increase in operating assets	3,365	1,330	4,695	1,392	22,249
Net increase in operating liabilities	(174)	(585)	(759)	(833)	(4,449)
Payments for drydock and special survey costs	—	813	813	590	849
Net interest cost	—	81	81	6,286	5,522
Provision for losses on accounts receivable	—	—	—	(211)	—
Deferred finance charges	—	—	—	(93)	(160)
EBITDA	$3,191	$2,159	$5,350	$21,627	$34,527

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and because Navios Partners believes that EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

EBITDA increased by $12.9 million to $34.5 million for the year ended December 31, 2007 as compared to $21.6 million for the same period of 2006. This $12.9 million increase in EBITDA was primarily due to: (a) $18.6 million increase in revenues as a result of the increased number of vessels in Navios Partners’ fleet and (b) the fact that there were no FFA losses in the year ended 2007 whereas in the year ended 2006 the FFA losses were $2.9 million. The above overall favorable variance of $21.5 million was mitigated by the $7 million increase in time charter and voyage expenses for the same reason the revenue increased in 2007. Further charter and voyage expenses in 2006 represent only 3 months of such expenses (due to the acquisition of Navios Galaxy I into the owned fleet in March 2006, from chartered-in vessel). Also, management fees and general and administrative expenses increased by approximately $1.6 million due to the increase in the number of owned and charter – in vessels, during 2007.

EBITDA increased by $16.3 million to $21.6 million for the year ended December 31, 2006 as compared to $5.4 million for the combined year ended December 31, 2005. The major contribution to this favorable variance in EBITDA was primarily (a) a $22.3 million increase in revenues, and (b) a decrease in time charter and voyage expenses by $2.2 million mitigated by (a) the fact that there were no FFA losses in the year ended 2005 whereas in the year ended 2006 the FFA losses were $2.9 million and (b) the increase in direct vessel expenses by $5.4 million due to the delivery of Navios Alegria, Navios Libra II and Navios Felicity at the end of 2005 (which were fully operational for 2006).

Borrowings

Our long-term third party borrowings are reflected in our combined balance sheet as ‘‘Long-term debt, net’’ and as current liabilities in ‘‘Current portion of long-term debt.’’ As of December 31, 2006 and December 31, 2007, long-term debt amounted to $69.9 million and $165.0 million respectively, and the current portion of long-term debt amounted to $7.9 million and $0 million respectively.

Capital Expenditures

During the years ended December 31, 2005, 2006 and 2007, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt and owner’s contribution. Capital expenditures for the years ended December 31, 2005, 2006 and 2007 amounted to $76.1 million, $37.0 million and $0 million, respectively.

After the closing of the IPO, maintenance for our vessels and expenses related to drydocking are included in the fee we pay our vessel manager under our management agreement. We pay Navios ShipManagement a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which is fixed for two years from the closing of the IPO, to provide such commercial and technical services to the vessels in our initial fleet. The fee we pay to Navios ShipManagement includes any costs associated with scheduled drydockings during the term of the management agreement.

Replacement Reserve

We estimate that our annual replacement reserve for the years ending December 31, 2008 and 2009 will be approximately $9.5 million and $10.6 million, respectively, for replacing our vessels at the end of their useful lives. The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) the lesser of the current market value per vessel and the current market price to purchase a newbuilding vessel of similar size and specifications which we estimate to be $47.5 million for Panamax vessels and $89.7 million for Capesize vessels; (ii) a 25-year useful life; and (iii) a 7.0% net investment rate. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all or our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than the Navios TBN I, Navios TBN II and our options to purchase Navios Prosperity, Navios Aldebaran and Fantastiks, which we currently charter-in), we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreement with Navios Holdings, we will have the opportunity to purchase additional drybulk vessels from Navios Holdings when those vessels are fixed under charters of three or more years upon their expiration of their current charters or upon completion of their construction. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.

C.    Research and development, patents and licenses, etc.

Not applicable.

D.    Trend information

Not applicable.

E.    Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.    Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2007:

	Payments due by year
	2008	2009	2010	2011	2012 and Thereafter	Total
	(in thousands)
Loan obligations.(1)	—	—	—	—	$165,000	$165,000
Operating lease obligations(2)	$10,400	$9,864	$9,864	$9,864	$27,153	$67,145
Committed vessel purchase(3)	$34,200	$130,000	—	—	—	$164,200
Total contractual obligations	$44,600	$139,864	$9,864	$9,864	$192,153	$396,345

(1)	Consists of amounts to be drawn under the new credit facility which requires no principal payments for the first five years following the closing of the IPO.
(2)	These amounts reflect future minimum commitments under our charter-in contracts, net of commissions. As of December 31, 2007, we had entered into a charter-in agreement for two of our vessels (Navios Prosperity and Fantastiks). Navios Prosperity is chartered-in for seven years with options to extend for two one-year periods. We have the option to purchase Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Yen ($33.9 million based on the exchange rate of December 31, 2007), declining pro rata by 145 million Yen ($1.29 million) per calendar year. Fantastiks is chartered-in through March 2008. We have entered into an agreement to purchase Fantastiks in March 2008 at a purchase price of $34.2 million. In addition, we took delivery of an additional chartered-in vessel on March 17, 2008. Navios Aldebaran is chartered-in for seven years with options to extend for two one-year periods. The purchase option price is initially 3.6 billion Yen ($32.0 million based on the exchange rate of December 31, 2007) declining pro rata by 150 million Yen ($1.34 million) per calendar year.
(3)	Consists of the purchase price of $34.2 million for Fantastiks, which we will purchase in March 2008, and the purchase price of $130.0 million for Navios TBN I which is anticipated to be delivered and paid for in June 2009.

Critical Accounting Policies

Our financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included elsewhere in this Annual Report.

Impairment of Long Lived Assets

Vessels are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

Vessels

Vessels are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessel’s capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessel’s cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.

Revenue Recognition

Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargos and time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Recent Accounting Pronouncements

In June 2006, The Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes,’’ an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes.’’ This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for us for the fiscal year beginning on January 1, 2007 and it did not have a material effect on our combined financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on our consolidated financial statements. This statement will be effective for us for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements.’’ The adoption of this policy is not expected to have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), ‘‘Business Combinations’’ (‘‘FAS 141R’’), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. Navios Partners is currently evaluating the potential impact of the adoption of FAS 141R on its consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement – amendments of ARB No. 51 (‘‘SFAS No. 160’’). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Partners is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statements.

In February 2008, the FASB issued the FASB Staff Position (‘‘FSP No. 157-2’’) which delays the effective date of FASB Statement No. 157, ‘‘Fair Value Measurement’’, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, ‘‘The fair value Option for Financial Assets and Financial Liabilities’’ This FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP.

Item 6.    Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management:

Name	Age	Position
Angeliki Frangou	42	Chairman of the Board, Chief Executive Officer and Director
Michael E. McClure	60	Chief Financial Officer
George Achniotis	42	Executive Vice President-Business Development and Director
Shunji Sasada	49	Director
Leonidas Korres	31	Director
Efstathios Loizos	45	Director
Robert Pierot	49	Director
John Karakadas	45	Director

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 85 Akti Miaouli Street, 185 38 Greece.

Angeliki Frangou was appointed our Chairman and Chief Executive Officer in August 2007. Ms. Frangou has been Navios Holdings’ Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios Holdings by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE. Ms. Frangou has been the Chief Executive Officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece, that specializes in the management of dry cargo vessels of various types and sizes, since she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, up to July 2005. Ms. Frangou is the chairman of the board of IRF European Finance Investments Ltd., listed in AIM of the London Stock Exchange. She is also chairman of the board of directors of Proton Bank, based in Athens, Greece. Ms. Frangou is a member of the Mediterranean Committee of China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a masters degree in mechanical engineering from Columbia University.

Michael E. McClure was appointed our Chief Financial Officer in August 2007. Mr. McClure has been Senior Vice President – Corporate Affairs of Navios Holdings since April 12, 2007. Prior to that date, Mr. McClure was Chief Financial Officer of Navios Holdings from October 1, 2005 to April 12, 2007. Mr. McClure joined Navios Holdings in 1978, at which time he served as Manager of Financial Analysis and then Director of South American Transportation Projects, which included Navios Holdings’ owned port facility in Uruguay and its commercial leads in Venezuela and Columbia. He is a board member of The Baltic Exchange and the prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure graduated from St. Mary’s college with B.A. and Marquette University, Milwaukee, Wisconsin, with a M.B.A.

George Achniotis was appointed to our Board of Directors in August 2007 and he has been our Senior Vice President – Business Development since February 2008. Mr. Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President – Business Development of Navios Holdings from August 2006 to April 2007. Prior to joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006.

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada has been Chief Operating Officer of Navios Holdings since July 2007. Prior to July 2007, Mr. Sasada was Senior

Vice President – Fleet Development of Navios Holdings from October 1, 2005 to July 2007. Mr. Sasada joined Navios in May 1997. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business.

Leonidas Korres was appointed to our Board of Directors in October 2007. Mr. Korres has served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic since October 2005. From April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and served as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. Prior to his appointment as an advisor to the Minister of Economy and Finance of the Hellenic Republic, Mr. Korres worked as Senior Financial Advisor for KPMG Corporate Finance from 2002 to 2004. From May 2003 to December 2006, he also served as a member of the board of directors of the Center for Employment and Entrepreneurship Non Profit Company. Mr. Korres is currently a member of the board of directors of Hellenic Olympic Properties S.A., the company responsible for the exploitation of the Olympic venues, and Hellenic Railways Organization S.A. He holds a bachelor’s degree in Economics from the Athens University of Economics and Business and a master’s degree in Finance from the University of London.

Efstathios Loizos was appointed to our Board of Directors in October 2007. Since 2005, Mr. Loizos has served as the President of the International Packaging Association and has been the Vice President of the board of directors of the Hellenic Association of Steel Packaging Manufacturers. Since 2002, Mr. Loizos has served as the General Manager and a member of the board of directors of Elsa S.A., a Greek steel packaging company and has been the Vice Chairman of the board of directors of Atlas S.A., one of its affiliates. Mr. Loizos received a Matrise es sciences economiques from the University of Strasbourg and an M.B.A. in finance from New York University.

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of ocean-going vessels, ranging from large bulk carriers and tankers to vessels used to service offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. From 1987 to 2007, Mr. Pierot served as President of Pierot Enterprise, a family investment firm, and one of the founding shareholders of Scorpion Offshore and Chiles Offshore. Mr. Pierot was one of the original members of the board of directors of Chiles Offshore. Mr. Pierot is also a member of the board of directors of the Hellenic-American Chamber of Commerce, a position he has held since 1980.

John Karakadas was appointed to our Board of Directors in October 2007. Since April 2007, Mr. Karakadas has served as Executive Director of Marfin Investment Group, an Athens Exchange listed Investment Company. Mr. Karakadas currently serves as Chairman and Chief Executive Officer of SingularLogic, a South East European software vendor and information technology services provider listed on the Athens Exchange. In addition, Mr. Karakadas is currently the Managing Director of White Tower Ltd., a U.K. based company, founded by Mr. Karakadas in November 2003, which specializes in corporate and financial restructuring in South East Europe. Since 2005, Mr. Karakadas has served on the board of directors of IRF European Finance Investments Ltd., a London Stock Exchange listed company, and since 2004, he has served on the board of directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the Managing Director of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a BBA in Industrial Management from Kent State University.

B.    Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse Navios ShipManagement and certain affiliates for expenses incurred pursuant to the management agreement and administrative services agreement we entered into with Navios ShipManagement. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. For the period after the closing of the IPO on November 16, 2007 to December 31, 2007 no amounts were paid to the General Partner.

Officers Compensation

We and our general partner were formed in August 2007. Because our Chief Executive Officer and our Chief Financial Officer are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers after the closing of the IPO. Our officers, and officers and employees of affiliates of our general partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our general partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the period from November 16, 2007 to December 31, 2007 the fee charged by the Manager for administrative services was $161,000.

Compensation of Directors

Our officers or officers of Navios Holdings who also serve as our directors do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors receive a director fee of $35,000 per year. Ms. Frangou receives a fee of $100,000 per year for acting as a director and as our Chairman of the Board. The Chairman of our audit committee and our conflicts committee receives an additional fee of $20,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the period after the closing of the IPO on November 16, 2007 to December 31, 2007 the aggregate annual compensation paid to our current non-management executive directors was approximately $32,000, whereas no amount was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

C.	Board Practices

Our partnership agreement provides that our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our general partner, Navios GP L.L.C., is wholly owned by Navios Holdings. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our executive officers and three of our directors also are executive officers, directors and/or affiliates of Navios Holdings.

Our board of directors consists of seven members appointed by Navios Holdings. Following our first annual meeting of unitholders in 2008, our board of directors will consist of seven members, three persons who will be appointed by our general partner in its sole discretion and four who will be elected by the common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Four of the initial seven directors appointed by Navios Holdings will serve until our annual meeting in 2008, at which time they will be replaced by four directors elected by our common unitholders. One of the four directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2009, another of the four directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2010 and the remaining two directors will be designated as our Class III elected directors and will serve until our annual meeting of unitholders in 2011. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

We have two committees: an audit committee and a conflicts committee. With respect to our corporate governance, there are several significant differences between us and a domestic issuer in that the New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee.

The three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our conflicts committee are Messrs. Efstathios Loizos, John Karakadas and Leonidas Korres.

In addition, we have an audit committee of three independent directors. One of the members of the audit committee is an ‘‘audit committee financial expert’’ for purposes of SEC rules and regulations. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. Our initial audit committee comprised of Messrs. Efstathios Loizos, John Karakadas and Leonidas Korres and our audit committee financial expert is Mr.Loizos.

Employees of Navios ShipManagement, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Michael E. McClure, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings.

Our officers and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios Holdings. We intend to cause our officers to devote as much time to the business and affairs as is necessary for the proper conduct of our business and affairs.

Our general partner owes a fiduciary duty to our unitholders, subject to limitations. Our general partner will be liable, as general partner, for ail of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner.

Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, are made by Navios Holdings as sole member of our general partner.

D.    Employees

Employees of Navios ShipManagement, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement, therefore Navios Partners does not employ additional staff.

Navios ShipManagement crews its vessels primarily with Greek officers, Ukrainian and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios ShipManagement’s fleet manager is responsible for selecting its Greek officers, who are hired by Navios Holdings’ vessel owning subsidiaries. Navios ShipManagement’s Filipino seamen are referred to Navios ShipManagement’s fleet manager by Interorient Maritime Enterprises Inc. and Bright Maritime Corporation, two independent crewing agencies. Navios ShipManagement’s Ukrainian officers and seamen are referred to Navios ShipManagement’s fleet manager by Elvictor Management LTD, an independent crewing agent. Navios ShipManagement’s Georgian officers and seaman are referred to Navios ShipManagement’s fleet manager by Lira Maritime Ltd., an independent crewing agent. The crewing agencies handle each seaman’s training, travel, and payroll. Navios ShipManagement requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

With respect to shore side employees, Navios Holdings employs 15 employees in its South Norwalk, Connecticut office, 73 in its Piraeus, Greece office, 13 in its Antwerp, Belgium office and four employees in its Montevideo office, with an additional 85 employees working at the port facility in Nueva Palmira.

Navios ShipManagement also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see ‘‘Item 7 – Major Unitholders and Related Party Transactions.’’

E.    Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 17, 2008, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 17, 2008 (60 days after March 17, 2008) through the exercise of any unit option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders in based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned
Angeliki Frangou(1)(2)	500,000	4.8%	—	—	2.8%
Michael E. McClure	*	*	—	—	*
George Achniotis	*	*	—	—	*
Robert Pierot	*	*	—	—	*
Shunji Sasada	*	*	—	—	*
Leonidas Korres	*	*	—	—	*
Efstathios Loizos	*	*	—	—	*
John Karakadas	*	*	—	—	*
All directors and officers as a group (8 persons)(2)(3)	595,000	5.7%	—	—	3.3%

*	Less than 1%.
(1)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.
(2)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou. In addition, Ms. Frangou is Navios Holdings President and Chief Executive Officer, and Mr. McClure is Navios Holdings’ Senior Vice President – Corporate Affairs.
(3)	Each director, executive officer and key employee, other than Ms. Frangou, beneficially owns less than one percent of the outstanding common and subordinated units.

Item 7.    Major Unitholders and Related Party Transactions

A.    Major Unitholders

The following table sets forth the beneficial ownership, of our common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 17, 2008 (60 days after March 18, 2008) through the exercise of any unit option or other right.

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percentage	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	—	—	7,621,843	100%	41.2%
Angeliki Frangou(3)	500,000	4.8%	—	—	2.8%
Neuberger Berman Inc.(4)	1,330,450	12.7%	—	—	7.3%
Lehman Brothers Holdings Inc.(5)	879,935	8.4%	—	—	4.9%
Morgan Stanley(6)	822,000	7.8%	—	—	4.5%
Wellington Management Company, LLP(7)	802,300	7.6%	—	—	4.4%
Soros Fund Management LLC(8)	600,000	5.1%	—	—	3.3%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Ted Petrone, Spyridon Magoulas, John Stratakis, Rex Harrington and Allan Shaw.
(3)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.
(4)	Owners of Neuberger Berman, LLC and Neuberger Management, Inc. that are both sub-adviser and investment manager, respectively, of Neuberger Berman’s various mutual funds. Based on a Schedule 13G/A filed on February 12, 2008 with the SEC.
(5)	Based on a Schedule 13G/A filed on February 13, 2008 with the SEC and reporting Lehman Brothers Holdings Inc. as the owner of various entities that beneficially own the reported shares.
(6)	Based on a Schedule 13G/A filed on February 14, 2008 with the SEC indicating that the shares are owned, or may be deemed to be beneficially owned by Morgan Stanley Strategic Investments, Inc., a wholly-owned subsidiary of Margan Stanley.
(7)	Based on a Schedule 13G/A filed on February 11, 2008 with the SEC indicating that Wellington Management Company, LLP is the investment adviser to clients of Wellington.
(8)	Soros is the investment manager to Quantum Partners LDC, for whom the shares are held for the account of. Information based on a Schedule 13G/A filed on November 21, 2007 with the SEC.

Our majority unitholders have the same voting rights as our other unitholders except as follows: each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

We are controlled by Navios Holding. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Partnership.

B.    Related Party Transactions

Navios Holdings, the sole member of our general partner, owns 7,621,843 subordinated units, representing a 41.2% limited partner interest in us. In addition, our general partner owns a 2.0% general partner interest in us and all of our incentive distribution rights. Navios Holdings’ ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

First Contribution and Conveyance Agreement

In connection with the IPO, we entered into the First Contribution and Conveyance Agreement with the General Partner, the Operating Company and Navios Maritime Holdings, pursuant to which Navios Maritime Holdings contributed all of the outstanding shares of capital stock of Felicity Shipping Corporation to the Partnership in exchange for 4,195,000 Subordinated Units.

Second Contribution and Conveyance Agreement

In connection with the IPO, we entered into a Second Contribution and Conveyance Agreement with the General Partner, the Operating Company and Navios Maritime Holdings, pursuant to which: (i) The General Partner’s Initial General Partner Interest was converted into 369,834 General Partner Units and the Incentive Distribution Rights; (ii) Navios Maritime Holdings sold to the Partnership all of the shares of capital stock of Gemini Shipping Corporation, Alegria Shipping Corporation, Galaxy Shipping Corporation, Libra Shipping Enterprises Corporation, Prosperity Shipping Corporation, Aldebaran Shipping Corporation and Fantastiks Shipping Corporation in exchange for (A) 3,426,843 Subordinated Units, and (B) the right to receive $353.3 million from the Partnership on the closing date of the IPO; and (iii) the Organizational Limited Partner’s Initial Limited Partner Interest was redeemed.

Share Purchase Agreement for Navios TBN I

In connection with the IPO, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009 for a purchase price of $130.0 million.

The completion of the purchase of Navios TBN I will take place following the date of delivery to, and acceptance by, a vessel-owning subsidiary of the vessel under its ship building contract or such later date as may be mutually agreed.

The purchase price for Navios TBN I will be funded with borrowings under our existing credit facility and the proceeds of a future equity offering. Our obligation to purchase Navios TBN I is not conditioned upon our ability to obtain financing for such purchase.

Share Purchase Agreement for Navios TBN II

In connection with the IPO, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we will have the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter, scheduled for delivery in October 2009 for a purchase price of $135.0 million.

Our option to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter is exercisable solely at our discretion. If we do not exercise our purchase right, this purchase agreement will terminate.

Omnibus Agreement

At the closing of the IPO, we entered into an omnibus agreement with Navios Holdings, our general partner and our operating subsidiary. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, Navios Holdings agreed, and caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire or own Panamax or Capesize drybulk carriers under charter for three or more years. This restriction does not prevent Navios Holdings or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)	acquiring or owning Panamax or Capesize drybulk carriers under charters for less than three years;

(2)	(x) acquiring a Panamax or Capesize drybulk carrier under charter for three or more years after the closing of the IPO if Navios Holdings offers to sell to us the vessel for fair market value or (y) putting a Panamax or Capesize drybulk carrier that Navios Holdings owns under charter for three or more years if Navios Holdings offers to sell the vessel to us for fair market value at the time it is chartered for three or more years and, in each case, at each renewal or extension of that charter for three or more years;

(3)	acquiring a Panamax or Capesize drybulk carrier under charter for three or more years as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

(a)	if less than a majority of the value of the total assets or business acquired is attributable to those Panamax or Capesize drybulk carriers and related charters, as determined in good faith by the board of directors of Navios Holdings, Navios Holdings must offer to sell such Panamax or Capesize drybulk carriers and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Holdings that would be required to transfer the Panamax and Capesize drybulk carriers and related charters to us separately from the acquired business; and

(b)	if a majority or more of the value of the total assets or business acquired is attributable to the Panamax or Capesize drybulk carriers and related charters, as determined in good faith by the board of directors of Navios Holdings, Navios Holdings shall notify us in writing, of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings if we wish to acquire such Panamax or Capesize drybulk carriers and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings acquiring the non-Panamax or non-Capesize drybulk carriers and related charters forming part of that business or package of assets. If we do not notify Navios Holdings of our intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above.

(4)	acquiring a non-controlling interest in any company, business or pool of assets;

(5)	acquiring or owning any Panamax or Capesize drybulk carrier and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;

(6)	acquiring or owning Panamax or Capesize drybulk carriers under charter for three or more years subject to the offers to us described in paragraphs (2) and (3) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(7)	providing ship management services relating to any vessel whatsoever, including to Panamax or Capesize drybulk carriers owned by the controlled affiliates of Navios Holdings; or

(8)	acquiring or owning Panamax or Capesize drybulk carriers under charter for three or more years if we have previously advised Navios Holdings that we consent to such acquisition, operation or charter.

Under the omnibus agreement, Navios Holdings will not be prohibited from operating chartered-in Panamax or Capesize drybulk carriers under charter-out contracts for three or more years, so long as immediately prior to the time such vessel is proposed to be put under such charter-out contract, Navios Holdings offers such charter-out opportunity to us in the event that (i) we have a Panamax or Capesize drybulk carrier that is available and comparable to Navios Holdings’ chartered-in vessel and (ii) it is acceptable to the charter customer.

If Navios Holdings or any of its controlled affiliates (other than us or our subsidiaries) acquires or owns Panamax or Capesize drybulk carriers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the omnibus agreement we agreed, and caused our subsidiaries to agree, to acquire, own, operate or charter Panamax or Capesize drybulk carriers with charters of three or more years only (any vessels that are not Panamax or Capesize drybulk carriers will in the following be referred to as the ‘‘Non-Panamax and Non-Capesize Drybulk Carriers’’). This restriction will not:

(1)	prevent us or any of our subsidiaries from acquiring a Non-Panamax or Non-Capesize Drybulk Carrier and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels, provided, however, that:

(a)	if less than a majority of the value of the total assets or business acquired is attributable to a Non-Panamax or Non-Capesize Drybulk Carrier and related charter, as determined in good faith by us; we must offer to sell such Non-Panamax or Non-Capesize Drybulk Carrier and related charter to Navios Holdings for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Non-Panamax and Non-Capesize Drybulk Carrier and related charter to Navios Holdings separately from the acquired business; and

(b)	if a majority or more of the value of the total assets or business acquired is attributable to a Non-Panamax or Non-Capesize Drybulk Carrier and related charter, as determined in good faith by us; we shall notify Navios Holdings in writing of the proposed acquisition. Navios Holdings shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Non-Panamax or Non-Capesize Drybulk Carrier forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Panamax or Capesize Drybulk Carrier under charter for three or more years forming part of that business or package of assets. If Navios Holdings does not notify us of its intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above.

(2)	prevent us or any of our subsidiaries from owning, operating or chartering a Non-Panamax or Non-Capesize Drybulk Carrier subject to the offer to Navios Holdings described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3)	prevent us or any of our subsidiaries from acquiring, operating or chartering a Non-Panamax or Non-Capesize Drybulk Carrier if Navios Holdings has previously advised us that it consents to such acquisition, operation or charter.

If we or any of our subsidiaries owns, operates and charters Non-Panamax or Non-Capesize Drybulk Carriers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of Navios Holdings, the noncompetition provisions of the omnibus agreement will terminate at the time that is the later of one year following the change of control and the date on which all of our outstanding subordinated units have converted to common units; provided, however, that in no event will the noncompetition provisions of the omnibus agreement terminate upon a change of control of Navios Holdings prior to the date that is four years following the date of the omnibus agreement.

Rights of First Offer

Under the omnibus agreement, we and our subsidiaries will grant to Navios Holdings a right of first offer on any proposed sale, transfer or other disposition of any of our Panamax or Capesize drybulk carriers and related charters or any Non-Panamax or Non-Capesize Drybulk Carriers and related charters owned or acquired by us. Likewise, Navios Holdings agreed (and caused its subsidiaries to agree) to grant a similar right of first offer to us for any Panamax or Capesize drybulk carrier under charter for three or more years it might own. These rights of first offer do not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Panamax or Capesize drybulk carrier under charter for three or more years with a non-affiliated third-party or any Non-Panamax or Non-Capesize Drybulk Carrier and related charter, we or Navios Holdings, as the case may be, will deliver a written notice to the other party setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we and Navios Holdings will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, we or Navios Holdings, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Navios Holdings, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Navios Holdings, the right of first offer provisions of the omnibus agreement will terminate at the time that is the later of one year following the change of control and the date on which all of our outstanding subordinated units have converted to common units; provided, however, that in no event will the right of first offer provisions of the omnibus agreement terminate upon a change of control of Navios Holdings prior to the date that is four year following the date of the omnibus agreement.

Indemnification

Under the omnibus agreement, Navios Holdings has agreed to indemnify us after the closing of the IPO for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to the closing date of the IPO. Liabilities resulting from a change in law after the closing of the IPO are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Navios Holdings for these environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Navios Holdings is liable for claims only to the extent such aggregate amount exceeds $500,000.

Navios Holdings will also indemnify us for liabilities related to:

•	certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the closing of the IPO, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of the IPO; and

•	certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management Agreement

At the closing of the IPO, we entered into a management agreement with Navios ShipManagement, a subsidiary of Navios Holdings, pursuant to which Navios ShipManagement has agreed to provide certain commercial and technical management services to us. These services are provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. Navios ShipManagement provides these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

The commercial and technical management services include:

•	the commercial and technical management of the vessel: managing day-to-day vessel operations including negotiating charters and other employment contracts with respect to the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support,

•	vessel maintenance and crewing: including supervising the maintenance and general efficiency of vessels, and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages, and

•	purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

The initial term of the management agreement is five years from the closing of the IPO, with respect to each vessel in our initial fleet. Pursuant to the terms of the management agreement, we pay Navios ShipManagement a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for the first two years of the term of that agreement. This fixed daily fee covers all of our vessel operating expenses, including the cost of special surveys, other than certain extraordinary fees and costs. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses are determined in a manner consistent with how the initial $4,000 and $5,000 fixed fees were determined.

The management agreement may be terminated prior to the end of its initial term by us upon 120 days notice if there is a change of control of Navios ShipManagement or by Navios  ShipManagement upon 120 days notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by Navios ShipManagement upon 120 days notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the management agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the management agreement, the management agreement may be terminated prior to the end of its initial term by us or by Navios ShipManagement upon 365 days notice for any reason other than those described above.

In addition to the fixed daily fees payable under the management agreement, the management agreement provides that Navios ShipManagement is entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as ‘‘acts of God’’ outside the control of Navios ShipManagement;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of Navios ShipManagement, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or Navios ShipManagement due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and Navios ShipManagement as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Under the management agreement, neither we nor Navios ShipManagement are liable for failure to perform any of our or its obligations, respectively, under the management agreement by reason of any cause beyond our or its reasonable control.

In addition, Navios ShipManagement has no liability for any loss arising in the course of the performance of the commercial and technical management services under the management agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of Navios ShipManagement or its employees, in which case (except where such loss has resulted from Navios ShipManagement’s intentional personal act or omission and with knowledge that such loss would probably result) Navios ShipManagement’s liability is limited to $3.0 million for each incident or series of related incidents.

Further, under our management agreement, we have agreed to indemnify Navios ShipManagement and its employees and agents against all actions which may be brought against them under the management agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action, provided however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Navios ShipManagement or its employees or agents, or any breach of the management agreement by Navios ShipManagement.

Administrative Services Agreement

At the closing of the IPO, we entered into an administrative services agreement with Navios ShipManagement, pursuant to which Navios ShipManagement has agreed to provide certain administrative management services to us. The agreement has an initial term of five years from the closing date of the IPO.

The administrative services agreement may be terminated prior to the end of its term by us upon 120 days notice if there is a change of control of Navios ShipManagement or by Navios

ShipManagement upon 120 days notice if there is a change of control of us or our general partner. In addition, the administrative services agreement may be terminated by us or by Navios ShipManagement upon 120 days notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the management agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the administrative services agreement, the administrative services agreement may be terminated by us or by Navios ShipManagement upon 365 days notice for any reason other than those described above.

The administrative services include:

•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders;

•	integration of any acquired businesses; and

•	client and investor relations.

We reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after Navios ShipManagement submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the administrative services agreement, we have agreed to indemnify Navios ShipManagement and its employees against all actions which may be brought against them under the administrative services agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Navios ShipManagement or its employees or agents.

Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.

In connection with the IPO, we entered into a common unit purchase agreement with Amadeus Maritime S.A. (‘‘Amadeus Maritime’’), a corporation wholly-owned by Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, pursuant to which we sold 500,000 common units to Amadeus Maritime at a price per unit equal to the public offering price.

Other

Vessel Acquisitions.

On December 19, 2005, Navios Holdings concluded an agreement to purchase four of the vessels in our initial fleet from Maritime Enterprises Management S.A., a company affiliated with the family of Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. Three of the vessels were delivered in 2005 while the fourth, Navios Gemini S, built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels was $119.8 million and was funded; (i) with $13.0 million of Navios Holdings’ available cash; (ii) with $80.3 million from bank financing; and (iii) through the issuance of 5,500,854 shares of Navios Holdings’ authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S (1,161,535 shares).

General and Administrative expenses.

Prior to the IPO, Navios ShipManagement, a wholly owned subsidiary of Navios Holdings, provided Navios Holdings’ vessels, including our vessels, with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a fixed monthly fee per vessel of $15,000 in 2007, $16,667 in 2006, and $16,667 in 2005. Such fee was adjusted at the end of the year, where Navios ShipManagement’s remaining profit or loss is reallocated to the managed vessels, based on the managed days per vessel. Navios ShipManagement was responsible for managing all cash transactions of Navios Partners, as it did not maintain any cash accounts. Navios ShipManagement paid any costs relating to the operation of Navios Holdings’ vessels, including our vessels. Furthermore, all revenues from the vessels operations were directly deposited to the manager’s bank accounts. Total general and administrative expenses for the period from January 1, 2005 to August 25, 2005 and for the period from August 26, 2005 to December 31, 2005 were $284,000 and $168,000, respectively. Total general and administrative expenses for the year ended December 31, 2006 and 2007 amounted to $698,000 and $1,419,000 respectively.

Management fees:

After the closing of the IPO, pursuant to the management agreement dated November 16, 2007, Navios ShipManagement provides commercial and technical management services to our vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the year ended December 31, 2007 amounted to $920,000 ($0 for the year ended December 31, 2006, $0 for the periods from August 26, 2005 to December 31, 2005, and from January 1, 2005 to August 25, 2005).

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

Consolidated Financial Statements:    See Item 18.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that would have a material effect on our business, financial position, results of operations or liquidity. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders are better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy is affected by restrictions on distributions under our existing revolving credit facility that we entered into in connection with the closing of the IPO. Specifically, our revolving credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $25.9 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our the existing revolving credit agreement.

On February 1, 2008, the Board of Directors of Navios Partners authorized its first regular cash distribution for the period of 46 days from November 16, 2007 to December 31, 2007 of $0.175 per unit, based on the minimum quarterly cash distribution prorated for the period since the IPO on November 16, 2007. The distribution was paid on February 14, 2008 to all holders of record of common, subordinated and general partner units on February 11, 2008. The aggregate amount of the paid distribution was $3.2 million.

Subordination period

During the subordination period the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under ‘‘Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column ‘‘Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

B.    Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9.    The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol ‘‘NMM’’. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

Year Ended	December 31, 2007(1)
High	$19.75
Low	$15.00

Quarter Ended	December 31, 2007(1)
High	$19.75
Low	$15.00

Months Ended	February 29, 2008	January 31, 2008	December 31, 2007	November 30, 2007(1)
High	$16.86	$19.15	$19.59	$19.75
Low	$14.04	$15.29	$17.55	$15.00

(1)	Period beginning November 13, 2007

Item 10.    Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the

SEC on November 14, 2007: ‘‘The Partnership Agreement,’’ ‘‘Description of the Common Units — The Units,’’ Conflicts of Interest and Fiduciary Duties’’, ‘‘How we make Cash Disrtributions’’ and ‘‘Our Cash Distribution Policy and Restrictions on Distributions.’’

C.    Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19. Please read ‘‘Item 5. Liquidity and Capital Resources’’ Revolving Credit Facility for a summary of certain contract terms:

•	Agreement, dated November 15, 2007 for a U.S. 260,000,000 Revolving Credit Facility between Navios Maritime Partners L.P., Commerzbank AG and DVB Bank AG.

•	Omnibus Agreement with Navios Holdings, Navios Operating LLC and Navios GP L.L.C. Please read ‘‘Item 7. Major Unitholders and Related Party Transactions’’ for a summary of certain contract terms.

•	Management Agreement with Navios ShipManagement. Please read ‘‘Item 7. Major Unitholders and Related Party Transactions’’ for a summary of certain contract terms.

•	Administrative Services Agreement with Navios ShipManagement. Please read ‘‘Item 7. Major Unitholders and Related Party Transactions’’ for a summary of certain contract terms.

•	First Contribution and Conveyance Agreement with Navios GP L.L.C., Navios Operating LLC and Navios Maritime Holdings. Please read ‘‘Item 7. Major Unitholders and Related Party Transactions’’ for a summary of certain contract terms.

•	Second Contribution and Conveyance Agreement with Navios GP L.L.C., Navios Operating LLC and Navios Maritime Holdings Inc. Please read ‘‘Item 7. Major Unitholders and Related Party Transactions’’ for a summary of certain contract terms.

•	Share Purchase Agreement for Navios TBN I. Please read ‘‘Item 7. Major Unitholders and Related Party Transactions’’ for a summary of certain contract terms.

•	Share Purchase Agreement for Navios TBN II. Please read ‘‘Item 7. Major Unitholders and Related Party Transactions’’ for a summary of certain contract terms.

•	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A. Please read ‘‘Item 7. Major Unitholders and Related Party Transactions’’ for a summary of certain contract terms.

D.    Exchange controls and other limitations affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Certificate of Formation and Limited Partnership Agreement.

E.    Taxation of Holders

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders. This discussion is based upon provisions of the Code (‘‘Treasury Regulations’’), and current administrative rulings and court decisions, all as in effect or in existence during the year ended December 31, 2007 or currently effective and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to ‘‘we,’’ ‘‘our’’ or ‘‘us’’ are references to Navios Maritime Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as ‘‘capital assets’’ (generally, for investment purposes). The following discussion does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., banks or other financial institutions, insurance companies, broker-dealers, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, to partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners or to persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units. No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. Each prospective unitholder is urged to NewYork 227688v.1 78 consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term ‘‘U.S. Holder’’ means a beneficial owner of our common units that owns less than 10.0% of our common units and that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below of the rules applicable to passive foreign investment companies, or PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or ‘‘qualified dividend income’’ as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits are treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us. For U.S. foreign tax credit purposes, dividends received with respect to the common units will be treated as foreign source income and generally will be treated as ‘‘passive category income.’’ Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a ‘‘U.S. Individual Holder’’) generally will be treated as ‘‘qualified dividend income’’ that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2010), provided that:

(i)	our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common units currently are traded);

(ii)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we were for our year ended December 31, 2007 and do not expect to be, as discussed below);

(iii)	the U.S. Individual Holder owns the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and does not and has not entered into certain risk limiting transactions with respect to such common units); and

(iv)	the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

Any dividends paid on our common units that are not eligible for these preferential rates generally are taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on or after January 1, 2011, will be taxed at rates applicable to ordinary income. Special rules may apply to any amounts received in respect of our common units that are treated as ‘‘extraordinary dividends.’’ In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an ‘‘extraordinary dividend’’ on our common units that is treated as ‘‘qualified dividend income,’’ then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as longterm capital loss to the extent of the amount of such dividend. In addition, under legislation proposed in the U.S. Congress, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to certain dividends, such as those paid by us. As of the date hereof, it is not possible to predict with any certainty whether this legislation will be enacted.

Sale, Exchange or other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally recognizes capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed above under ‘‘Distributions’’ and ‘‘Ratio of Dividend Income to Distributions’’). Such gain or loss will be treated as long-term capital gain or loss if the

U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute ‘‘passive income’’ unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our income and operations for our year ending December 31, 2007 and our current and projected methods of operation, we believe that we were not a PFIC for such year and expect that we will not be a PFIC with respect to any other taxable year. Our belief is based principally on its conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

Notwithstanding the foregoing, there is a possibility that the IRS or a court could disagree with our position upon review. Although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a ‘‘Qualified Electing Fund,’’ which we refer to as a ‘‘QEF election.’’ As an alternative to making a QEF election, a U.S. Holder should be able to make a ‘‘mark-to-market’’ election with respect to our common units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an ‘‘Electing Holder’’), he must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within his taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a ‘‘Mark-to-Market’’ Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as ‘‘marketable stock,’’ then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year (a ‘‘Non-Electing Holder,’’) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non- Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

The foregoing penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a

‘‘Non-U.S. Holder’’. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Marshall Islands Tax Consequences

The following discussion is applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands. Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to our IPO was executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES

F.    Dividends and paying agents

Not applicable

G.    Statements by experts

Not applicable

H.    Documents on Display

We file reports and other information with the Securities and Exchange Commission (‘‘SEC’’). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-300 and you may obtain copies at prescribed rates.

I.    Subsidiary information

Not applicable

Item 11.    Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. Dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. Dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our new credit facility bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the period from the closing of the IPO on November 16, 2007 to December 31, 2007, we paid interest on our outstanding debt at a weighted average interest rate of 5.6%. A 1% increase in LIBOR would have increased our interest expense for the 46-day period ended December 31, 2007 by $0.2 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2007, Cargill International S.A., Sanko Steamship Co., Mitsui O.S.K. Lines, Ltd., Augustea Imprese Maritime and Daiichi Chuo Kisen Kaisha accounted for approximately 30.0%, 22.0%, 17.0%, 13.5% and 9.4% respectively, of total revenues, for the year ended December 31, 2006, four customers (Cargill International SA, Mitsui O.S.K. Lines, Ltd., American Bulk Transport, Inc. and Cosco Bulk Carrier Co., Ltd.) accounted for 42.9%, 25.0%, 10.2% and 10.1% of our revenue, respectively and for the year ended December, 31 2005, one customer (Mitsui O.S.K. Lines, Ltd.) accounted for approximately 94.8% of our revenue. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Unitholders and Use of Proceeds

The Partnership completed its IPO during November 2007. For information regarding the use of proceeds, please read ‘‘Item 18. Financial Statements: Note 3 — Initial Public Offering.’’

Item 15.    Controls and Procedures

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Navios Partners’ disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the securities and Exchange Act of 1934) as of December 31, 2007, have concluded that, as of such date, Navios Partners’ disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Navios Partners in reports filed under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Navios Partners further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of Navios Partners’ registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A.	Audit Committee Financial Expert

Navios Partners’ Audit Committee consists of three independent directors, Leonidas Korres, Efstathios Loizos and John Karakadas. The Board of Directors has determined that Efstathios Loizos qualifies as ‘‘an audit committee financial expert’’ as defined in the instructions of Item 16A of Form 20-F. Mr Loizos is a US-CPA and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners’ Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C.	Principal Accountant Fees and Services

Our principal Accountants for fiscal year 2007 and 2006 were PricewaterhouseCoopers S.A. The audit fees for the audit of the year ended December 31, 2007 was $0.3 million and the audit related fees for the Navios Partners’ IPO and the related financial statements were $0.6 million. There was no tax, audit related, or other fees billed in 2007 and no fees billed in 2006.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2007.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers

On November 16, 2007, in connection with the IPO,(a) Navios Holdings acquired 7,621,843 subordinated units, representing 41.2% limited partner interest in us and (b) Angeliki Frangou through Amadeus Maritime S.A., a corporation owned by her, acquired 500,000 common units representing a 2.8% limited partnership interest in us. In addition our general partner which Navios Holdings owns and controls, owns a 2.0% general partner interest in us and all the incentive distribution rights. Please read Item 7 – Major Unitholders and Related Party Transactions.

Item 17.	Financial Statements

Not applicable.

Item 18.    Financial Statements

The financial information required by this Item together with the related report of Pricewaterhousecoopers S.A, Independent Registered Public Accounting Firm thereon is filed as part of this annual report on Page F-1 through F-30.

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P. (1)
1.2	First Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. (1)
1.3	Certificate of Formation of Navios GP L.L.C. (1)
1.4	Limited Liability Company Agreement of Navios GP L.L.C. (1)
1.5	Certificate of Formation of Navios Operating GP L.L.C. (1)
1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C. (1)
1.7	Limited Liability Company Agreement of Navios Operating GP L.L.C. (1)
4.1	Omnibus Agreement (1)
4.2	Management Agreement with Navios ShipManagement (1)
4.3	Administrative Services Agreement with Navios Maritime Holdings Inc. (1)
4.4	Form of First Contribution and Conveyance Agreement (1)
4.5	Form of Second Contribution and Conveyance Agreement (1)
4.6	Form of Share Purchase Agreement for Navios TBN I (1)
4.7	Form of Share Purchase Agreement for Navios TBN II (1)
4.8	Revolving Credit and Term Loan Facility Agreement (2)
4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A. (1)
8.1	List of Subsidiaries of Navios Maritime Partners L.P.
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

(1)	Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.

SIGNATURES

Navios Maritime Partners L.P., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date:    March 18, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2006 AND DECEMBER 31, 2007	F-4
CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 (Predecessor) AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor) AND EACH OF THE YEARS ENDED DECEMBER 31, 2006 (Successor), AND 2007 (Successor)	F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 (Predecessor) AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor) AND EACH OF THE YEARS ENDED DECEMBER 31, 2006 (Successor), AND 2007 (Successor)	F-6
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT, PARTNERS CAPITAL AND COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 (Predecessor) AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor) AND EACH OF THE YEARS ENDED DECEMBER 31, 2006 (Successor), AND 2007 (Successor)	F-7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in owners’ net investment, partners’ capital and comprehensive income/(loss) and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (Successor) at December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 and for the period from August 26, 2005 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
February 11, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated statements of income, changes in owners’ net investment and comprehensive income/(loss) and cash flows present fairly, in all material respects, the results of operations and cash flows of Navios Maritime Partners L.P. and its subsidiaries (Predecessor) for the period from January 1, 2005 through August 25, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
September 20, 2007

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2006	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	4	$—	$10,095
Restricted cash		—	797
Accounts receivable, net	5	132	381
Amounts due from related parties	16	5,799	—
Prepaid expenses and other current assets	6	1,025	39
Total current assets		6,956	11,312
Vessels, net	7	143,834	135,976
Deferred financing costs, net		522	1,811
Deferred dry dock and special survey costs, net		931	1,171
Favorable lease terms	8	—	54,784
Total non-current assets		145,287	193,742
Total assets		$152,243	$205,054
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	10	$724	$570
Accrued expenses	9	560	1,431
Deferred voyage revenue		879	153
Short term backlog liability	8	1,420	—
Amounts due to related parties	16	—	4,458
Current portion of long term debt	11	7,893	—
Total current liabilities		11,476	6,612
Long term debt, net of current portion	11	69,865	165,000
Unfavorable lease terms	8	—	6,656
Total non-current liabilities		69,865	171,656
Total liabilities		81,341	178,268
Commitments and Contingencies	14	—	—
Owner’s Net Investment		70,902	—
Partners’ Capital:
Common Unitholders (10,500,000 units issued and outstanding at December 31, 2007)		—	194,265
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007)		—	(159,759)
General Partner (369,834 units issued and outstanding at December 31, 2007)		—	(7,720)
Total Partners’ Capital		—	26,786
Total Liabilities, Owner’s Net Investment and Partners’ Capital		$152,243	$205,054

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Notes	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year Ended December 31, 2006	Successor Year Ended December 31, 2007
Time charter and voyage revenue	15	$5,780	$3,655	$31,764	$50,352
Loss on Forward Freight Agreements		—	—	(2,923)	—
Time charter and voyage expenses		(2,305)	(1,266)	(1,344)	(8,352)
Direct vessel expenses		—	(69)	(5,626)	(5,608)
Management fees	16	—	—	—	(920)
General and administrative expenses	16	(284)	(168)	(698)	(1,419)
Depreciation and amortization	7,8	—	(1,152)	(8,250)	(9,375)
Interest expense and finance cost, net	11	—	(81)	(6,286)	(5,522)
Other income		—	—	61	93
Other expense		—	—	(74)	(226)
Net income before taxes		3,191	$919	6,624	19,023
Deferred income tax		—	—	—	485
Net income		$3,191	$919	$6,624	$19,508

Earnings per unit (see note 18):

	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
Net Income	$3,191	$919	$6,624	$19,508
Consisting of net income attributable to:
Period from November 16, 2007 through December 31, 2007	—	—	—	1,613
Periods from January 1, 2005 to November 15, 2007	3,191	919	6,624	17,895
Earnings per unit (period from November 16, 2007 through December 31, 2007) (see Note 18):
Common unit (basic and diluted)	—	—	—	$0.15
Subordinated unit (basic and diluted)	—	—	—	$—
General partner unit (basic and diluted)	—	—	—	$0.09
Earnings per unit (periods from January 1, 2005 to November 15, 2007) (see Note 18):
Common unit (basic and diluted)	$—	$—	$—	$—
Subordinated unit (basic and diluted)	$0.41	$0.12	$0.85	$2.30
General partner unit (basic and diluted)	$0.17	$0.05	$0.36	$0.97
Earnings per unit (periods from January 1, 2005 to December 31, 2007) (see Note 18):
Common unit (basic and diluted)	$—	$—	$—	$0.15
Subordinated unit (basic and diluted)	$0.41	$0.12	$0.85	$2.30
General partner unit (basic and diluted)	$0.17	$0.05	$0.36	$1.06

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Note	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year Ended December 31, 2006	Successor Year Ended December 31, 2007
OPERATING ACTIVITIES
Net income		$3,191	$919	$6,624	$19,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7	—	1,152	8,252	9,375
Amortization and write-off of deferred financing cost		—	—	93	160
Amortization of deferred dry dock costs		—	7	465	608
Deferred taxation		—	—	—	(485)
Provision for losses on accounts receivable		—	—	211	—
Changes in operating assets and liabilities:
Increase in restricted cash		—	—	—	(797)
Increase in accounts receivable		(1)	(219)	(123)	(249)
(Increase) decrease in prepaid expenses and other current assets		(64)	(239)	(680)	986
Increase (decrease) in accounts payable		140	(305)	639	(155)
(Decrease) increase in accrued expenses		(25)	364	130	870
Increase (Decrease) in deferred voyage revenue		84	526	64	(725)
Decrease in amounts due to related parties		(3,300)	(872)	(589)	(17,731)
Decrease in long term liability		(25)	—	—	—
Payments for dry dock and special survey costs		—	(813)	(590)	(849)
Net cash provided by operating activities		—	520	14,496	10,516
INVESTING ACTIVITIES:
Acquisition of vessels	7	—	(73,558)	(36,985)	—
Deposit for vessel acquisition		—	(2,500)	—	—
Net cash (used)/provided by investing activities		—	(76,058)	(36,985)	—
FINANCING ACTIVITIES:
Proceeds from long term loan	11	—	65,100	36,960	165,000
Repayment of long term debt and payment of principal	11	—	—	(24,304)	(2,291)
Issuance of common units, net of offering costs		—	—	—	192,684
Cash contribution to Navios Holdings		—	—	—	(353,300)
Debt issuance costs		—	(382)	(233)	(2,514)
Owner’s investment		—	10,820	10,066	—
Net cash provided by (used in) financing activities		—	75,538	22,489	(421)
Increase in cash and cash equivalents		—	—	—	10,095
Cash and cash equivalents, beginning of year/period		—	—	—	—
Cash and cash equivalents, end of year/period		$—	$—	$—	$10,095
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		—	—	$6,164	$3,996
Non-cash investing and financing activities:
Shares issued by Navios Holdings in connection with vessel acquisition		—	$21,345	$5,134	—
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contracts (Navios Galaxy I in 2005 and Fantastiks in 2007)		—	$12,293	—	$50,579
Contributions from owner (net liability of business retained by owner)		—	—	—	$46,413

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT AND PARTNERS’ CAPITAL
AND COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. Dollars)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Total Partners’ Capital	Owners’ Net Investment	Total	Comprehensive Income/(Loss)
	Units		Units		Units
Balance January 1, 2005 (Predecessor)	—	—	—	—	—	—	—	$510	$510	—
Net income for the period from January 1 to August 25, 2005	—	—	—	—	—	—	—	3,191	3,191	3,191
Balance August 25, 2005 (Predecessor)	—	—	—	—	—	—	—	3,701	3,701	3,191
Owners’ contribution:	—	—	—	—	—	—	—			—
Initial contribution	—	—	—	—	—	—	—	250	250	—
Contributed cash in relation to vessel acquisition	—	—	—	—	—	—	—	10,570	10,570	—
Contributions in the form of fair value adjustments related to charter-in contract of Navios Galaxy I	—	—	—	—	—	—	—	12,293	12,293	—
Contributions in the form of shares issued in relation to vessel acquisition	—	—	—	—	—	—	—	21,345	21,345	—
Net income August 26, 2005 to December 31, 2005	—	—	—	—	—	—	—	919	919	919
Balance December 31, 2005 (Successor)	—	—	—	—	—	—	$—	$49,078	$49,078	$919
Net income	—	—	—	—	—	—	—	6,624	6,624	6,624
Owners’ Contribution:	—	—	—	—	—	—	—	—	—	—
Contributed cash in relation to vessel acquisition	—	—	—	—	—	—	—	4,570	4,570	—
Contributions in the form of shares issued in relation to vessel acquisition	—	—	—	—	—	—	—	5,134	5,134	—
Owners’ allocation of hedging loss	—	—	—	—	—	—	—	5,496	5,496	—
Other comprehensive income/(loss):	—	—	—	—	—	—	—	—	—	—
– Change in fair value of financial instruments	—	—	—	—	—	—	—	—	(2,573)	(2,573)
– Reclassification to earnings	—	—	—	—	—	—	—	—	2,573	2,573
Total comprehensive income	—		—	—	—	—	—	—	—	6,624
Balance December 31, 2006 (Successor)	—	—	—	—	—	—	$—	$70,902	$70,902	$6,624
Net income	—	—	—	—	—	—	—	17,895	17,895	17,895
Contributions in the form of fair value adjustments related to charter-in contract of vessel Fantastiks	—	—	—	—	—	—	—	50,579	50,579	—
Total comprehensive income	—	—	—	—	—	—	—	—	—	17,895
Balance November 16, 2007 (Successor)	—	—	—	—	—	—	$—	$139,376	$139,376	$17,895
Contributions from owner (net liability of business retained by Owner)	—	—	—	—	—	—	—	46,413	46,413	—
Deemed dividend:
Net assets contributed by Navios Holdings in exchange for General Partner Units and Subordinated Units of Navios Partners	369,834	8,598	—	—	7,621,843	177,191	185,789	(185,789)	—	—
Cash remittance to Navios Holdings in exchange for contribution of net assets of Navios Partners	—	(16,350)	—	—	—	(336,950)	(353,300)	—	(353,300)	—
Total Deemed Dividend	—	(7,752)	—	—	—	(159,759)	(167,511)
Sale of common units, net of IPO-related expenses	—	—	10,500,000	192,684	—	—	192,684	—	192,684	—
Net income for period from November 16, 2007 through December 31, 2007	—	32	—	1,581	—	—	1,613	—	1,613	1,613
Balance December 31, 2007 (Successor)	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	$26,786	$—	$26,786	$1,613

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (‘‘Navios Partners’’), was formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc (‘‘Navios Holdings’’). Navios GP L.L.C. (the ‘‘General Partner’’), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.

In connection with the initial public offering (‘‘IPO’’) of Navios Partners on November 16, 2007 Navios Partners acquired interests in five wholly owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier (the ‘‘Initial Vessels’’), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in IPO and the offering to a corporation owned by Navios Partners’ Chairman and CEO for a total estimated amount of $193.3 million (see note 3), plus (b) $160.0 million of the $165.0 million borrowings under Navios Partners’ new revolving credit facility (see note 11), (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owns a 43.2% interest in Navios Partners, including the 2% general partner interest.

On or prior to the closing of the IPO, Navios Partners entered into the following agreements: a) a share purchase agreement pursuant to which Navios Partners acquired the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009; b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; c) a management agreement with Navios ShipManagement Inc. (the ‘‘Manager’’) pursuant to which the Manager provides Navios Partners commercial and technical management services; d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and e) an omnibus agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The financial statements for the periods prior to the IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the five vessel-owning subsidiaries of Navios (collectively, the ‘‘Company’’) that owned the Initial Vessels prior to the IPO. These consolidated financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control of Navios Holdings. The financial statements for periods after the IPO are referred to as those of the Navios Partners.

On August 25, 2005, International Shipping Enterprises, Inc. (‘‘ISE’’) acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

and continued to be Navios Maritime Holdings Inc. In relation to the acquisition of Navios Holdings by ISE and subsequent downstream merger, the results of operations of Navios Holdings to August 25, 2005, are labeled as ‘‘Predecessor’’ and remain historically reported. The results of operations from August 26, 2005 forward are labeled as ‘‘Successor’’ and reflect the combined operations of Navios Holdings and ISE. Accordingly, the accompanying financial statements of the Company which derived their information from Navios Holdings, also follow the same ‘‘Predecessor’’ and ‘‘Successor’’ presentation for periods which ended on August 25, 2005 and began on August 26, 2005, respectively.

The financial statements for the periods prior to Navios Partners’ IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the Company. These consolidated financial statements have been presented using the historical carrying costs of the five vessel-owning subsidiaries for all periods presented as each vessel-owning company was under common control of Navios Holdings. Subsidiaries of Navios Holdings are collectively referred to as ‘‘Navios Holdings’’.

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

(b)	Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. The consolidated financial statements as of December 31, 2007and for the period from November 16, 2007 to December 31, 2007 reflect Navios Partners’ consolidated financial position, results of operations and cash flows while all other periods presented are for the Company’s financial position prior to the IPO (see note 3). All significant inter-company balances and transactions have been eliminated in Navios Partners’ and the Company’s consolidated financial statements.. Transactions and intercompany balances with Navios Holdings and its affiliates for periods prior to the IPO are presented as due to/from related parties in the consolidated financial statements and as owner’s net investment, respectively.

Subsidiaries:    Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

Statement of operations
Company name	Vessel name	Country of incorporation	2005 Predecessor	2005 Successor	2006 Successor	2007 Successor
Libra Shipping Enterprises Inc	Navios Libra II	Marshall Is.	—	12/22 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	—	12/22 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	—	12/27 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	—	—	1/5 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	—	—	3/23 – 12/31	1/1 – 12/31
Chartered-in vessel	Navios Galaxy I	—	1/1 – 8/25	8/26 – 12/31	1/1 – 3/22	—
Prosperity Shipping Corporation (*)	Navios Prosperity	Marshall Is.	—	—	—	11/16 – 12/31
Chartered-in vessel	Navios Prosperity	—	—	—	—	6/19 – 11/15
Fantastiks Shipping Corporation (**)	Fantastiks	Marshall Is.	—	—	—	11/16 – 12/31
Chartered-in vessel	Fantastiks	—	—	—	—	2/2 – 11/15
Aldebaran Shipping Corporation (*)	—	Marshall Is.	—	—	—	—
Navios Maritime Partners L.P	N/A	Marshall Is.	—	—	—	11/16 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	—	—	—	11/16 – 12/31

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract
(**)	Not a vessel-owning subsidiary and only holds rights to purchase the vessel Fantastiks as set forth in the Memorandum of Agreeement with Kleimar (see note 7).

In the consolidated financial statements the vessel-owning entities prior to the IPO, were party to centralized treasury arrangements with a related party management company through each of their management agreements. Under this agreement, the management company received all revenue and other cash inflows and paid all expenses and other cash outflows for and on behalf of the entities which were funded by Navios Holdings. All cash flows presented in the consolidated statements of cash flows prior to the IPO represented movements under the centralized treasury arrangements. For the period after the IPO, cash transactions including revenue received, expenses paid and any other cash inflow or outflow related to Navios Partners’ business, are funded by Navios Partners.

The Company’s financial statements included the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization and Forward Freight Agreements, which had been allocated to the Company on the following basis:

•	Loans and related interest expense. The credit facility assumed by Navios Holdings, included specific tranches relating to the acquisitions of the Company’s vessels. Those tranches together with the respective interest expense had been allocated to consolidated financial statements. Prior to the IPO the Company’s vessels were used as collateral for the assumed debt (see note 11).

•	Deferred finance fees and related amortization. As noted above, the loans related to the acquisition of vessels had been divided into tranches and reflected in the Company’s financial statements based on specific identification. Similarly, each tranche of the loans had identifiable fees and expenses associated with it. Accordingly, the deferred financing costs of the tranches relating to the purchase of the Company’s vessels, together with the respective amortization, had also been allocated to the Company’s financial statements based on specific identification.

•	Forward Freight Agreements (‘‘FFAs’’). Navios Holdings traded FFAs as economic hedges to cover its exposure to freight rates. During 2006 certain FFAs related to specific vessels and specific future periods in which the vessels had no employment initially qualified for hedge accounting treatment. For such FFA’s, where the vessel was identifiable and the FFA trade was performed to specifically cover the vessel’s exposure on the freight market for a specific period, allocation of the hedging results had been made to the respective vessels. The hedge accounting results reflected in these consolidated financial statements related to FFAs contracted by Navios Holdings in connection with two of the Company’s vessels during the periods presented. It is Navios Partners’ policy not to trade FFAs, therefore during 2007 no FFAs were traded.

Prior to the closing of the IPO, Navios Partners entered a new revolving credit facility (see note 11) in order to finance the acquisition of the capital stock of Navios Holdings’ eight wholly-owned subsidiaries. Navios Partners’ vessels are secured by first preferred mortgages. Loan balance, deferred finance fees and related amortization are recorded in the accompanying consolidated financial statements of 2007.

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash consists of cash retention accounts which are restricted for use as general working capital, unless such balances exceed installment and interest payments due to lenders. As of December 31, 2006 and 2007 the restricted cash held in retention accounts was $0 and $797, respectively.

(f)	Accounts Receivable Trade, net: The amount shown as accounts receivable-trade, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2006 and 2007 was $0.2 million and $0.1million, respectively.

(g)	Insurance claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. As provided in the management agreement, adjustments and negotiations of settlements of any claim damages which are recoverable under insurance policies are managed by the Manager. Navios Partners pays the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range.

(h)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board of the owned vessels, are valued at the lower of cost as determined on the first in first out basis or market value. Immediately after the IPO, Navios Partners sold all of its inventories at cost as at November 16, 2007 which amounted to $ 0.5 million to the Manager.

(i)	Vessels, net: Vessels owned by Navios Partners are recorded at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs prior to the IPO were expensed as incurred. After the IPO, pursuant to the management agreement such costs are included in the daily fee of $4,000 for Panamax vessels and $5,000 for Capesize vessels that Navios Partners pays to the Manager and are also expensed as incurred,. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. The useful life of the vessels is estimated to be 25 years from the

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

vessel’s original construction. However when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(j)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above.

This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey. For the period January 1, 2005 to August 25, 2005, for the period August 26, 2005 to December 31, 2005 and for the years ended December 31, 2006 and 2007 amortization was $0, $7, $465 and $608 respectively.

(k)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(l)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. The unamortized deferred financing cost related to the Company just prior to the IPO which amounted to $1,066 was not assumed by Navios Partners. Navios Partners entered a new loan facility of $165 million to finance the acquisition of the vessel-owning subsidiaries (see note 11). The financing cost related to this loan facility amounted to $1,835. The unamortized balance of the $1,811 million has been included in ‘‘Deferred financing costs’’ in the consolidated balance sheet as of December 31, 2007. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense.

(m)	Intangible assets: Navios Partners’ intangible assets and liabilities consist of favorable lease terms (including purchase options), unfavorable lease terms, backlog assets and backlog liabilities.

Backlog is calculated based on the difference between the purchase price of the vessel and its ‘‘charter-free’’ valuation. Backlog assets and liabilities are amortized over the periods of the charters associated with the assets/liabilities. As of December 31, 2007, backlog assets and liabilities were fully amortized.

Pursuant to the acquisition of Navios Holdings by ISE and the related downstream merger, as described in paragraph (a) above, favorable leases were acquired and valued at August 25, 2005. The favorable leases were valued using a method of the Market Approach wherein the Company’s actual lease costs are compared to market-based lease costs. The purchase options

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

were valued though a comparison of their exercise prices to expected vessel values. The intangible asset associated with the favorable lease term included an amount of $3,240 related to the purchase option for Navios Galaxy I. The purchase option was not amortized and together with the unamortized portion of the favorable lease was capitalized as part of the cost of the vessel which was acquired in March 2006 and will be depreciated over the remaining useful life of the vessel (Note 7).

As of December 31, 2007 the intangible asset of $52.9 million associated with the favorable lease terms relates to the charter-in contract of Fantastiks acquired from Kleimar N.V. (‘‘Kleimar’’) in February 2007. The liability associated with unfavorable lease terms of $8.5 million relates to the charter-out contract of Fantastiks. Also included in the favorable lease term is an amount of $6.7 million related to the purchase option for the vessel Fantastiks. This amount is not amortized and as the purchase option is exercised, the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

The amortizable value of favorable leases and the backlog assets would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

The weighted average amortization periods for intangibles as of dates of acquisition are:

Description	Weighted Average Amortization Period (years)	Year ended December 31, 2007 Amortization

Favorable lease terms	10.16	($4,767)
Unfavorable lease terms	4.24	$1,830
Backlog asset-charter out	0.4	—
Backlog liability-charter out	1.03	1,420

(n)	Foreign Currency Translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statement of income for the period January 1, 2005 to August 25, 2005, for the period August 26, 2005 to December 31, 2005, for each of the years ended December 31, 2006 and 2007 were $0, $0, $(16) and $0, respectively.

(o)	Provisions: Navios Partners, in the ordinary course its of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, ‘‘Accounting for Contingencies,’’ as interpreted by the FASB Interpretation No. 14, ‘‘Reasonable Estimation of the Amount of a Loss,’’ if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will provide the lower amount of the range. Navios Partners,

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (‘‘back calls’’). Obligations for back calls are accrued annually based on information provided by the clubs regarding supplementary calls. For Navios Partners, services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4,000 for each Panamax vessel and $5,000 for each Capesize vessel.

(p)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(q)	Revenue and Expense Recognition:

Revenue Recognition:    Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Forward Freight Agreements (FFAs):    Navios Holdings traded FFAs as economic hedges to cover its exposure to freight rates. During 2006, certain FFAs relating to specific vessels and specific future periods in which the vessels had no employment initially qualified for hedge accounting treatment. FFAs initially qualified for hedge accounting, where the vessel was identifiable and the FFA trade was performed to specifically cover the vessel’s exposure on the freight market for a specific period, were allocated to the respective vessels. There were two vessels of the Company which qualified for hedge accounting and were properly reflected in the

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

consolidated financial statements. Realized gains or losses from these FFAs were recognized in earnings concurrent with cash settlements on a monthly basis. In addition, on a quarterly basis, the FFAs were ‘‘marked to market’’ to determine the fair values which generate unrealized gains or losses. See Note (r) below. It is Navios Partners’ policy not to trade FFAs, therefore no FFAs were traded during 2007.

Time Charter and Voyage Expenses:    Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters in progress at year-end, direct port terminal expenses and other miscellaneous expenses. Time charter and voyage expenses are recognized as incurred.

Direct Vessel Expense:    Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs. Prior to the IPO, direct vessel expenses were recognized as incurred. Beginning on November 16, 2007 such services are provided to Navios Partners by the Manager through the management agreement discussed in the paragraph below.

Management fees:    Pursuant to the management agreement dated November 16, 2007, the Manager provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and of $5,000 per owned Capesize vessel. These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fee in the consolidated statement of income. The daily fee rates are fixed for a period of two years whereas the initial term of the management agreement is five years commencing from November 16, 2007.

General & administrative expenses:    Pursuant to the administrative services agreement dated November 16, 2007, the Manager provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The agreement has an initial term of five years commencing from November 16, 2007.

Deferred Voyage Revenue:    Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Prepaid Voyage Costs:    Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

(r)	Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management:    Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk:    Navios Partners closely monitors its exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager,

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Foreign exchange risk:    Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations and in the predecessor combined statement of operations, respectively.

Accounting for derivative financial instruments and hedge activities:

Navios Holdings traded FFAs as economic hedges to cover its exposure to freight rates. During 2006 certain FFAs relating to specific vessels and specific future periods in which the vessels had no employment initially qualified for hedge accounting treatment. FFAs initially qualifying for hedge accounting, where the vessel was identifiable and the FFA trade was performed to specifically cover the vessel’s exposure on the freight market for a specific period, were allocated to the respective vessels. In the Company’s consolidated financial statements, hedge accounting has been allocated and reflected based on the fact that two of the vessels of the Company qualified for hedge accounting. For FFAs that initially qualified for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Other Comprehensive Income/(Loss)’’ in the statement of changes in owners’ net investment, while the unrealized gains or losses of the FFAs no longer qualified for hedge accounting together with the ineffective portion of ones qualified for hedge accounting ($0 for the year ended December 31, 2007 and $2.9 million loss for the year ended December 31, 2006) were recorded in the consolidated statement of income under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Other Comprehensive Income/(Loss)’’ were reclassified to earnings under ‘‘Revenue’’ in the consolidated statement of income in the same period or periods during which the hedged forecasted transaction affected earnings. The reclassification to earnings extended until December 31, 2006, depending on the period or periods during which the hedged forecasted transactions affected earnings and commenced in the third quarter of 2006. As at December 31, 2006 and 2007, there was no balance in ‘‘Other Comprehensive Income/(Loss)’’ as all gains/losses had been reclassified to earnings. Because the losses were funded directly by Navios Holdings through centralized treasury arrangements, the amount of the loss funded by Navios Holdings on behalf of the Company was treated as a capital contribution in the statement of changes in owners’ net investment and comprehensive income/(loss). It is Navios Partners’ policy not to trade FFAs, therefore no FFAs were traded during 2007.

The Company classified cash flows related to derivative financial instrument within cash provided by operating activities in the consolidated statement of cash flows.

(s)	Taxes

Deferred taxation:    The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Income Taxes:    Navios Partners believes that substantially all of its operations are exempt from income taxes in the Marshall Islands and in the United States.

(t)	Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter commencing with the quarter ending on December 31, 2007, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Available Cash:    Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

–	provide for the proper conduct of our business (including reserve for Maintenance and Replacement Capital Expenditures)

–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Maintenance and Replacement Capital Expenditures:    Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2007, maintenance and replacement capital expenditures reserve approved by the Board of Directors was $1,041.

(u)	Recent Accounting Pronouncements: In June 2006, The Financial Accounting Standard Board (‘‘FASB’’) issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes,’’ an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes.’’ This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for Navios Partners for the fiscal year beginning on January 1, 2007 and it did not have a material effect on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement.’’ SFAS 157 defines fair value, establishes a framework for

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for Navios Partners for the fiscal year beginning on January 1, 2008.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements.’’ The adoption of this standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for Navios Partners for the fiscal year beginning on January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), ‘‘Business Combinations’’ (‘‘FAS 141R’’), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. Navios Partners is currently evaluating the potential impact of the adoption of FAS 141R on the its consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement – amendments of ARB No. 51 (‘‘SFAS No. 160’’). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Partners is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 3 – INITIAL PUBLIC OFFERING

On November 16, 2007, Navios Partners completed its initial public offering of 10,500,000 common units at a price of $20.00 per unit. This included 500,000 common units sold to a corporation owned by Navios Partners’ Chairman and Chief Executive Officer. The proceeds received by Navios Partners from the IPO and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 10,500,000 units at $20.00 per unit	$210,000
Use of proceeds from sale of common units:
Underwriting discount and fees to underwriters	($13,500)
Acquisition expenses	($3,816)
Net IPO Proceeds	$192,684
Net book value of net assets contributed by Navios Holdings	$185,789
Less cash contributed to Navios Holdings	(353,300)
Contribution to Navios Holdings (deemed dividend)	($167,511)
Total owners’ net investment and partners’ capital	$25,173

In connection with the IPO, Navios Partners acquired all of outstanding shares of capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels which was accounted for as a transaction under common control. As a result, the difference between the aggregate cash consideration paid for the subsidiaries that owned or had the rights to eight vessels of $353,300 and their carrying values of $185,789 was considered as a deemed distribution of $167,511 to Navios Holdings. This deemed dividend payable of $167,511 resulted in reduction of total partners’ capital to reflect the deemed impact of the deemed distribution, but not the proceeds of the IPO.

The deemed distribution calculation has taken into account the Company’s forgiveness of balances due from related parties (which was treated as a capital distribution to Navios Holdings), which occurred immediately prior to consummation of the IPO. (See Note 16).

NOTE 4 – CASH AND CASH EQUIVALENTS

As of December 31, 2006, the Company did not maintain any cash accounts and the Manager was responsible for managing all cash transactions of the Company’s vessels (Note 16).

As of December 31, 2007, cash and cash equivalents amounted to $10 million and consisted of Navios Partners’ cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

NOTE 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2006	December 31, 2007
Accounts receivable	$343	$481
Less: Provision for doubtful receivables	(211)	(100)
Accounts receivables, net	$132	$381

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Predecessor
Year ended December 31, 2006	$—	$(211)	$—	$(211)
Successor
Year ended December 31, 2007	$(211)	$—	$111	$(100)

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are trade accounts receivable. Navios Partners does not believe its exposure to credit risk that likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the periods January 1 to August 25, 2005 and August 26 to December 31, 2005, two customers accounted for 100% and 86.4% each of the Company’s revenue, respectively. For the year ended December 31, 2006, four customers accounted for 42.9%, 25.0%, 10.2% and 10.1%, respectively, of total revenue whereas for the year ended December 31, 2007, four customers accounted for approximately 29.5%, 21.3%, 17.2%, and 13.5% respectively, of total revenue.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2006	December 31, 2007
Prepaid voyage costs	$216	$39
Claims receivables, net	322	—
Inventories	483	—
Other	4	—
Total prepaid expenses and other current assets	$1,025	$39

Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts were classified as current as they represent amounts current due to the Company. All amounts were shown net of applicable deductibles. According to the provisions of the management agreement, adjustments and negotiating of settlements of any claim damages which are recoverable under insurance policies will be provided by the Manager. Navios Partners will pay the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range. As at December 31, 2007 the amount of claims receivable, net managed by the Manager amounted to $40.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 7 – VESSELS AND OTHER FIXED ASSETS

	Cost	Accumulated Depreciation	Net Book Value
Vessels
Balance August 25, 2005 (Predecessor)	—	—	—
Additions	$96,404	($108)	$96,296
Balance December 31, 2005 (Successor)	$96,404	($108)	$96,296
Additions	$55,028	($7,490)	$47,538
Balance December 31, 2006 (Successor)	$151,432	($7,598)	$143,834
Additions	—	($7,858)	($7,858)
Balance December 31, 2007 (Successor)	$151,432	($15,456)	$135,976

All of the Company’s vessels were acquired during December 2005 and the first quarter of 2006, for a total consideration of approximately $151.4 million ($55 million related to a vessel acquired in 2006) of which $120.8 million related to vessels acquired from companies affiliated with Navios Holdings’ Chief Executive Officer.

Concurrent with Kleimar’s exercise of its purchase option on Fantastiks, a 180,000 DWT Capesize vessel currently chartered-in, Fantastiks Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), signed a Memorandum of Agreement with Kleimar to purchase the vessel Fantastiks upon its delivery in March 2008 for an amount of $34.2 million. In addition, all of the risk of non-performance related to Fantastiks is assigned to Navios Partners. Therefore Kleimar pays to Fantastiks Shipping Corporation the net of the charter hire it receives less any charter hire it pays, until delivery of the vessel. Hire revenue and expense, net of address commission are included in the statement of income, under time charter and voyage revenue and in time charter and voyage expenses (see note 16).

NOTE 8 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2006 and 2007 consist of the following:

	Balance	Accumulated Depreciation	Transfer to vessel cost	Net Book Value December 31, 2006
Backlog assets	$2,500	($2,500)	$—	$—
Backlog liabilities	(3,500)	2,080	—	(1,420)
Favorable lease terms	12,293	(1,384)	(10,909)	—
	$11,293	($1,804)	$(10,909)	($1,420)

	Balance	Accumulated Depreciation	Transfer to vessel cost	Net Book Value December 31, 2007
Unfavorable lease terms	($8,486)	$1,830	$—	($6,656)
Favorable lease terms	52,874	(4,767)	—	48,107
Favorable vessel purchase option	6,677	—	—	6,677
Backlog liabilities	(3,500)	3,500	—	0
Total	$47,565	$563	$—	$48,128

As of December 31, 2006 and December 31, 2007, favorable purchase option transferred to the acquisition cost of vessels amounted to $10,909 and $0 respectively,

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Amortization expense of unfavorable and favorable lease terms and backlog assets and liabilities for the period from January 1, 2005 to August 25, 2005, for the period from August 26, 2005 to December 31, 2005 and for the years ended 2006 and 2007 is presented in the following table:

	Predecessor Amortization expense January 1, 2005 to August 25, 2005	Successor Amortization expense August 26, 2005 to December 31, 2005		Successor Amortization expense Year ended December 31, 2006	Successor Amortization expense Year ended December 31, 2007
Unfavorable lease terms	$—		$—	$—	$1,830
Favorable lease terms	$—		$(840)	$(544)	$(4,767)
Backlog assets	$—		$—	$(2,273)	$—
Backlog liabilities	$—	$		$2,057	$1,420
Total	$—		$(840)	$(760)	$(1,517)

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2006 and 2007 consist of the following:

	December 31, 2006	December 31, 2007
Master general accounts (vessels’ crews)	$281	$—
Accrued voyage expenses	225	88
Audit fees & related services	—	132
Accrued Loan Interest	—	1,201
Finance fees	29	10
Other accrued expenses	25	—
Total accrued expenses	$560	$1,431

NOTE 10 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2006 and 2007 consist of the following:

	December 31, 2006	December 31, 2007
Head owners	$4	$—
Suppliers	450	127
Brokers	109	111
Insurances	139	—
Professional and legal fees	22	332
Total accounts payable	$724	$570

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 11 – BORROWINGS

Borrowings as of December 31, 2006 and 2007 consist of the following:

	December 31, 2006	December 31, 2007
Credit facility	$77,758	$165,000
Less current portion	(7,893)	—
Total long term borrowings	$69,865	$165,000

Prior to the IPO

Credit facility:    On December 21, 2005, Navios Holdings revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount to $649 million. Of the $649 million, $435 million was related to the outstanding balance of a previous credit facility and the additional $214 million was set aside to finance the acquisition of ten vessels. The debt was divided in tranches, each of them having a specific use. The tranches relating to the acquisition of the Company’s vessels, of $65.1 million were allocated to the Company’s financial statements during 2005 and additional $37.0 million during 2006.

The interest rate under the facility was LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 1.5% per annum. Amounts drawn under the facility were secured by first preferred mortgages over the Company’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares. Outstanding amounts under the facility could be prepaid without penalty in multiples of $1.0 million upon 10 days’ written notice. The facility required mandatory prepayment of amounts outstanding under the credit facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business.

The credit facility contained a number of covenants, including covenants limiting, subject to specified exceptions, the payment of dividends, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also required compliance with a number of financial covenants of Navios Holdings including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

A portion of the credit facility was repaid in December 2006 (amounted to $15.3 million) and the remaining principal balance was refinanced in February 2007 through a syndicated loan of $280 million discussed below. The refinancing was accounted for as a debt modification.

Loan Facility:    In February 2007, Navios Holdings entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility was composed of a $280.0 million term loan facility and a $120.0 million reducing Revolver Facility. The term loan facility was utilized to repay the remaining balance of the previous HSH Nordbank facility and was accounted for as a debt modification. The interest rate of the new facility was LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement. The carrying amount of this credit facility was not assumed by Navios Partners whereas Navios Partners entered a new loan facility of $165 million, in connection with the IPO.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Navios Partners

On November 15, 2007 Navios Partners entered into a new revolving credit facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provides for borrowings of up to $260 million, of which $165 million was drawn on November 16, 2007. Out of this amount, $160 million was paid to Navios Holdings as part of the purchase price of the capital stock of the Company’s subsidiaries that owned or had rights to the eight vessels of Navios Partners’ fleet. The balance of the drawn amount was used as working capital.

Navios Partners expects to borrow an additional $34.2 million under the credit facility to finance the acquisition of the vessel Fantastiks in March 2008 and an additional $60.8 million to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery in June 2009. Amounts that can be borrowed under the facility will be reduced by $30.0 million if Fantastiks is not acquired and will be reduced by $60.0 million if Navios TBN I is not delivered.

The facility is a revolving facility for up to four years and converts to a term facility for up to 6.5 years thereafter so that final maturity will be 10 years. The interest rate is LIBOR plus a margin of between 80 bps and 125 bps, depending on the loan to value ratio. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility.

Amounts drawn under this facility are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The revolving loan facility contains a number of restrictive covenants that prohibit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facility also requires Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The loan facility also requires compliance with a number of financial covenants of Navios Partners, including tangible Net Worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the loan facility if such covenants are not complied with.

At December 31, 2007, Navios Partners was in compliance with the financial covenants of its revolving loan facility.

The repayment of the loan facility starts no earlier than August 2011 and is subject to changes in repayment amounts and dates depending on various factors such as the charter rate of Fantastiks and the future borrowings under the agreement.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The maturity table below reflects the principal payments due under the credit facility based on Navios Partners’ $165 million outstanding balance as of December 31, 2007.

Year	Amount
2008	$—
2009	$—
2010	$—
2011	$—
2012	$25,385
2013 and thereafter	$139,615
$165,000

NOTE 12 – SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management cannot and does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year ended December 31, 2006	Successor Year ended December 31, 2007
Europe	$—	$228	$12,890	$22,202
Asia	5,780	3,223	15,160	28,150
North America	—	—	3,499	—
Total	$5,780	$3,451	$31,549	$50,352

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 13 – INCOME TAXES

Marshall Islands and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the ‘‘Code’’), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria In addition; these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners financial position, results of operations or liquidity.

The future minimum commitments of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount
2008	$10,400
2009	9,864
2010	9,864
2011	9,864
2012	9,891
2013 and thereafter	17,262
$67,145

NOTE 15 – LEASES

The future minimum contractual lease income, net of commissions, is as follows:

Amount
2008	$70,149
2009	82,966
2010	91,753
2011	64,729
2012	57,608
2013 and thereafter	78,987
$446,192

NOTE 16 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees:    Pursuant to the management agreement dated November 16, 2007, the Manager provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the year ended December 31, 2007 amounted to $920 ($0 for the year ended December 31, 2006, $0 for the periods from August 26, 2005 to December 31, 2005, and from January 1, 2005 to August 25, 2005).

General & administrative expenses:    Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Prior to the IPO, the Manager, a wholly owned subsidiary of Navios Holdings provided the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee of $15,000 (2006 and 2005: $16,667). Such fee was adjusted at the end of the year, where the Manager’s remaining profit or loss was reallocated to the managed vessels, based on the managed days per vessel. The Manager was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. The Manager paid any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations were directly deposited to the Manager’s bank accounts and used to fund the Company’s expenses.

Total general and administrative fees for the year ended December 31, 2007 amounted to $1,419 ($698 for the year ended December 31, 2006, $168 for the period from August 26, 2005 to December 31, 2005, $284 for the period January 1, 2005 to August 25, 2005 ).

Balance due to related parties:    Included in the current liabilities as at December 31, 2007 is an amount of $4,458 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the deferred acquisition expenses amounting to $3,816, the balance due from Kleimar (see note 7) amounting to $536 as well as management fees, administrative service fees and other expenses owed to affiliated companies amounting to $1,178. Total management fees, service administrative and other fees charged to Navios Partners for the period from November 16, 2007 to December 31, 2007 amounted to $920, $161 and $113 respectively.. The balance due to related parties is expected to be paid to Navios Holdings during the first quarter of 2008.

Borrowings:    As described in Note 11, Navios Holdings was the borrower under loan agreements for the financing of the acquisition of its vessels. Such loan agreements specifically identified the tranches used for the purchase of the specific vessels, which were those reflected in the Company’s financial statements. Navios Holdings was the borrower under the loan agreements, however, the loan was secured by first preferred mortgages over Navios Holdings’ vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares of the related vessel owing subsidiaries.

Balance due from related parties:    The amount due from related parties as at December 31, 2006 of $5,799 represented an account receivable from the Manager. In connection with (and immediately prior to consummation of) the IPO, the Company forgave all outstanding balances due from related parties. Such forgiveness was reflected as a capital distribution to Navios Holdings.

Vessel Acquisitions:    On December 19, 2005, Navios Holdings concluded an agreement to purchase four of the vessels in the Initial Fleet from Maritime Enterprises Management S.A., a company affiliated with the family of Ms. Angeliki Frangou, the Company’s Chairman and Chief Executive Officer. Three of the vessels were delivered in 2005 while the fourth, the Navios Gemini S, built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels was

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

$119.8 million and was funded (i) with $13.0 million of available cash; (ii) with $80.3 million from bank financing and (iii) through the issuance of 5,500,854 shares of Navios Holdings’ authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S (1,161,535 shares).

NOTE 17 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Borrowings:    The carrying amount of the long-term debt approximates its fair value.

Forward freight agreements:    The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of Navios Partners’ financial instruments are as follows:

	December 31, 2006		December 31, 2007
	Book Value	Fair Value	Book Value	Fair Value
Trade receivables	$132	$132	$381	$381
Accounts payable	(724)	(724)	(570)	(570)
Long term debt	(77,758)	(77,758)	(165,000)	(165,000)
Forward freight agreements, net	—	—	—	—

NOTE 18 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and are made in the following manner, during the subordination period:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

For the quarter ending on December 31, 2007, distribution made was adjusted for the period of 46 days from November 16, 2007 to December 31, 2007.

Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the period ended December 31, 2007.

The general partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The calculations of the basic and diluted earnings per unit are presented below. For purposes of the earnings per unit (EPU) calculations, the subordinated units and general partner units are assumed to be outstanding for periods presented prior to IPO.

					Consisting of:
	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	January 1, 2007 to November 15, 2007	November 16, 2007 to December 31, 2007
Net income:	3,191	919	6,624	19,508	17,895	1,613
Earnings attributable to:
Common unit holders	—	—	—	1,581	—	1,581
Subordinated unit holders	3,127	901	6,492	17,537	17,537	—
General partner unit holders	64	18	132	390	358	32
Weighted average units outstanding (basic and diluted)
Common unit holders	—	—	—	10,500,000	—	10,500,000
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	369,834	369,834	369,834	369,834	369,834	369,834
Earnings per unit (basic and diluted):
Common unit holders	$—	$—	$—	$0.15	$—	$0.15
Subordinated unit holders	$0.41	$0.12	$0.85	$2.30	$2.30	$—
General partner unit holders	$0.17	$0.05	$0.36	$1.06	$0.97	$0.09

NOTE 19 – SUBSEQUENT EVENTS

On February 1, 2008, the Board of Directors of Navios Partners authorized its first regular cash distribution for the period of 46 days from November 16, 2007 to December 31, 2007 of $0.175 per unit, based on the minimum quarterly cash distribution prorated for the period since the IPO on November 16, 2007. The distribution is payable on February 14, 2008 to all holders of record of common, subordinated and general partner units on February 11, 2008. The aggregate amount of the declared distribution is $3,236.