Form 20-F
period 2008-12-31
Navios Maritime Partners L.P.
filed 2009-02-26
CIK 1415921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

13,631,415 Common Units
7,621,843 Subordinated Units.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

FORWARD LOOKING STATEMENTS

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Statements included in this annual report which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

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

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Item 3. Key Information”.

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

In connection with the initial public offering (“IPO”) of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”), on November 16, 2007 Navios Partners acquired interests in five wholly owned subsidiaries of Navios Maritime Holdings Inc. (“Navios Holdings”), each of which owned a Panamax drybulk carrier (the “Initial Vessels”), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels.

The following tables present, in each case for the periods and as of the dates indicated:

•	for the periods prior to the IPO, selected historical financial and operating data of the five vessel owing subsidiaries of Navios Holdings (collectively with Navios Holdings, the “Company”) that owned the Initial Vessels prior to the IPO; and

•	selected historical financial and operating data of Navios Partners and its subsidiaries since the IPO.

On August 25, 2005, International Shipping Enterprises, Inc. (“ISE”) acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. In relation to the acquisition of Navios Holdings by ISE and subsequent downstream merger, the results of operations of Navios Holdings to August 25, 2005, are labeled as “Predecessor” and remain historically reported. The results of operations from August 26, 2005 forward are labeled as “Successor” and reflect the combined operations of Navios Holdings and ISE. Accordingly, the accompanying financial statements of the Company which derived their information from Navios Holdings also follow the same “Predecessor” and “Successor” presentation for periods which ended August 25, 2005 and began on August 26, 2005, respectively.

The selected historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data as of December 31, 2004 are derived from the unaudited consolidated financial statements of the Company;

•	the historical financial and operating data as of December 31, 2005, 2006, 2007 and 2008 and for the year ended December 31, 2004 and for the periods January 1, 2005 to August 25, 2005 and August 26, 2005 to December 31, 2005 and for the years ended December 31, 2006, 2007 and 2008 are derived from the audited consolidated financial statements of Navios Partners; and

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

Our IPO and certain other transactions that occurred during 2007 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

				Year ended December 31
	Predecessor	Predecessor	Successor	Successor
	Year	January 1,	August 26,
	Ended	2005 to	2005 to
	December 31,	August 25,	December 31,
	2004	2005	2005	2006	2007	2008
	(Expressed in thousands of US Dollars – except per unit data)

Statement of Operations Data
Time charter and voyage revenue	$3,715	$5,780	$3,655	$31,764	$50,352	$75,082
Losses from forward freight agreements	—	—	—	(2,923)	—	—
Time charter and voyage expenses	(3,387)	(2,305)	(1,266)	(1,344)	(8,352)	(11,598)
Direct vessel expenses	—	—	(69)	(5,626)	(5,608)	(578)
Management fees	—	—	—	—	(920)	(9,275)
General and administrative expenses	(392)	(284)	(168)	(698)	(1,419)	(3,798)
Depreciation and amortization	—	—	(1,152)	(8,250)	(9,375)	(11,865)
Interest expense and finance cost, net	—	—	(81)	(6,286)	(5,522)	(9,216)
Interest received	—	—	—	—	—	301
Other income	—	—	—	61	93	23
Other expenses	—	—	—	(74)	(226)	(318)

Income/ (loss) before income taxes	$(64)	$3,191	$919	$6,624	$19,023	$28,758
Deferred income tax	—	—	—	—	485	—

Net income (loss)	$(64)	$3,191	$919	$6,624	$19,508	$28,758

Earnings per unit (basic and diluted):
Common unit (basic and diluted)	$—	$—	$—	$—	$0.15	$1.56
Subordinated unit (basic and diluted)	$(0.01)	$0.41	$0.12	$0.85	$2.30	$1.22
General partner unit (basic and diluted)	$(0.00)	$0.17	$0.05	$0.36	$1.06	$1.53
Balance Sheet Data (at period end)
Current assets, including cash	$1,080		7,549	$6,956	$11,312	$29,058
Vessels, net	—		96,296	143,834	135,976	291,340
Total assets	1,080		118,986	152,243	205,054	322,907
Current portion of long-term debt	—		6,056	7,893	—	40,000
Total long-term debt, including current portion	—		65,100	77,758	165,000	235,000
Total Owner’s Net Investment and Partners’ Capital	509		49,078	70,902	26,786	76,847
Cash Flow Data
Net cash provided by operating activities	$—	—	$520	$14,496	10,516	41,744
Net cash used in investing activities	—	—	(76,058)	(36,985)	—	(69,505)
Net cash provided by/ (used in) financing activities	—	—	75,538	22,489	(421)	46,040
Fleet Data:
Vessels at end of period(1)	1	1	4	5	7	9

(1)	Includes owned and chartered-in vessels.

Risk Factors

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses or to maintain or increase distributions.

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $0.35 per common unit following the establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee until November 2009;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for drybulk commodities;

•	supply of drybulk vessels;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from October 30, 2007 to December 31, 2008, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,537 and a high of $94,977. Additionally during the period from January 1, 2008 to December 31, 2008, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $2,316 and a high of $233,988. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. The demand for vessels, in general, has been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

In connection with the IPO, we entered into a share purchase agreement with a subsidiary of Navios Holdings to purchase its interests in the subsidiary that owns the newbuilding Capesize Navios TBN I at the pre-determined purchase price of $130.0 million. We intend to purchase from a subsidiary of Navios Holdings its interests in the subsidiary that owns the newbuilding upon delivery of the vessel to the subsidiary. Even if the market value of the Capesize declines by the time the newbuilding is actually delivered to the vessel-owning subsidiary, we will still be required to purchase the interests in that subsidiary at the price specified in the share purchase agreement. As a result, we may pay substantially more for that vessel than we would pay if we were to purchase that vessel from an unaffiliated third party.

If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss. A decline in the market value of our vessels may be a default under our existing credit facility of $295.0 million, or any other prospective credit facility to which we become a party, affect our ability to refinance our existing credit facility and/or limit our ability to obtain additional financing.

Charter rates in the drybulk shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay dividends.

The industry’s current charter rates have significantly decreased from their historic highs reached in the second quarter of 2008. If the drybulk shipping industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

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

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our existing credit facility and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	general economic and market conditions affecting the shipping industry.

If the market values of our owned vessels decrease, we may breach covenants contained in our existing credit facility. We purchased our vessels from Navios Holdings based on market prices which were at historically high levels. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking until November 2009 are included in a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned

Capesize vessel that we pay Navios ShipManagement Inc., a subsidiary of Navios Holdings, under a management agreement. The initial term of the management agreement is until November 2012 and this fee is fixed until November 2009. From November 2009 to November 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for that period. In the event our management agreement is not renewed, we will separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

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

If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels prior to their delivery and generation of revenue. In addition, we intend to finance the purchase of Navios TBN I, to be delivered in 2009, partly with debt and partly by issuing additional equity securities. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions to unitholders may be diminished or our financial leverage could increase or our unitholders could be diluted.

The actual cost of a vessel varies significantly depending on the market price, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We have entered into an agreement to purchase the newbuilding Navios TBN I and related time charter in June 2009 for $130.0 million. We intend to finance the purchase of Navios TBN I partially with borrowings under our existing credit facility and partially by issuing additional common units or other equity securities. In addition, we have filed a shelf registration statement on January 29, 2009 under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million.

If we purchase additional vessels in the future, we generally will be required to make installment payments prior to their delivery. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or minimum quarterly distributions we must make prior to generating cash from the operation of the vessel.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we successfully obtain necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions to unitholders.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities and our interest rates under our existing credit facility may fluctuate and may impact our operations.

Upon the closing of the IPO, we entered into our existing credit facility which, as amended, provided us with the ability to borrow up to $295.0 million, of which $235.0 million was outstanding as of December 31, 2008. We intend to borrow an additional $60.0 million to finance a portion of the purchase price of Navios TBN I in June 2009. We do not have the funds or availability under our existing credit facility to purchase the Navios TBN I and will need to either issue additional units to Navios Holdings as part of the purchase consideration or raise the funds through the issuance of additional equity or debt securities to satisfy our obligation. There can be no assurance that we will be able to obtain such financing. We have the ability to incur additional debt, subject to limitations in our existing credit facility. Our level of debt could have important consequences to us, including the following:

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our existing credit facility also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate, or LIBOR, or the prime rate. We do not currently hedge against increases in such rates and, accordingly, significant increases in such rate would require increased debt levels and reduce distributable cash. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.

Our existing credit facility contains restrictive covenants, which may limit our business and financing activities.

The operating and financial restrictions and covenants in our existing credit facility and any future credit facility could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our existing credit facility requires the consent of our lenders or limits our ability to, among other items:

•	incur or guarantee indebtedness;

•	charge, pledge or encumber the vessels;

•	merge or consolidate;

•	change the flag, class or commercial and technical management of our vessels;

•	make cash distributions;

•	make new investments (including the acquisition of Navios TBN I); and

•	sell or change the ownership or control of our vessels.

Our existing credit facility also requires us to comply with the International Safety Management Code or ISM Code and International Ship and Port Facilities Security Code or ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our existing credit facility as amended on June 25, 2008 requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the credit facility) of at least $13.0 million per year (increasing by $9.0 million per year on each of December 31, 2009, December 31, 2010 and December 31, 2011 until it reaches $40.0 million, at which level it is required to be maintained thereafter);

•	maintain a ratio of EBITDA to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our credit facility) of less than 0.75 to 1.00.

In January 2009, Navios Partners amended further the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a) repayment of $40.0 million which took place in February 2009, (b) maintaining cash reserves balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; $12.5 million on December 31, 2009 and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth to $100.0 million, (b) reducing the VMC (Value Maintenance Covenant) to be at 100% using charter free values, (c) the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009 and (d) a new VMC was introduced based on charter attached valuations to be at 143%. At December 31, 2008, Navios Partners was in compliance with the financial covenants as required under its January 2009 amended revolving loan facility. However, if we were required to use the original loan covenants on December 31, 2008 to test compliance, we may not have been in compliance with certain covenants using charter free valuations.

Our ability to comply with the covenants and restrictions that are contained in our existing credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our existing credit facility, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our existing credit facility will be secured by certain of our vessels, and if we are unable to repay borrowings under such credit facility, lenders could seek to foreclose on those vessels.

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

For the year ended December 31, 2007, Cargill International S.A. The Sanko Steamship Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime accounted for approximately 30.2%, 22.0%, 17.7% and 13.9% respectively, of total revenues. For the year ended December 31, 2008, we have seven charter counterparties and some other major ones are Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime which accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7% respectively, of total revenues. Upon delivery of Navios TBN I, we will have ten vessels with seven customers.

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

To mitigate this risk we have insured each of our charter-out contracts, for the length of the entire agreement, through a “AA+” rated European Union governmental agency. If the charterer goes into payment default under the terms of the policy the insurance company will reimburse the losses for the remaining term of the charter-out contract.

The risks and costs associated with vessels increase as the vessels age.

Assuming delivery of Navios TBN I in June 2009, the vessels in our fleet will have an average age of approximately 5.5 years in June 2009, and most drybulk vessels have an expected life of approximately 25-28 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of our management agreement with Navios ShipManagement, the costs of drydocking repairs are included in the daily management fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which is fixed until November 2009. From November 2009 to November 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive safety management system that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Non compliance with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

For all vessels, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunkers Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunkers Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunkers Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunkers Convention entered into force on 21 November 2008, and in early 2009 it was in effect in 22 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. US federal legislation, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher the liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

We will engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S dollar increases in value. For example, during the year ended December 31, 2008, the value of the U.S. dollar increased by approximately 4.4% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.

The United States and other parts of the world are exhibiting deteriorating economic trends are currently in a recession. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our existing credit facility or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common units to decline significantly.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another ship in the fleet.

Navios Holdings and its affiliates may compete with us.

Pursuant to the omnibus agreement that we entered into with Navios Holdings in connection with the closing of the IPO, Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that allows Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, , in connection with the IPO of Navios Martimie Acquisition Corporation, or “Navios Acquisition” on July 1, 2008, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our omnibus agreement, we have entered into a business opportunity right of first refusal agreement commencing on June 25, 2008 and extending until the earlier of the consummation of an initial business combination by Navios Acquisition or its liquidation, which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the others

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

Holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for three year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

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

Navios Holdings indirectly owns the 2.0% general partner interest and a 49.6% limited partner interest in us, and owns and controls our general partner. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition. As such they have fiduciary duties to Navios Holdings and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings or Navios Acquisition or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings and their respective affiliates, including our general partner on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Navios Holdings and Navios Acquisition conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Acquisition, Navios Holdings and its affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Acquisition, Navios Holdings and their respective affiliates. Each of our Chief Executive Officer and our Chief Financial Officer is also an executive officer of Navios Holdings, and our Chief Executive Officer is the Chief Executive Officer of Navios Acquisition.

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

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

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

Under the terms of our management agreement with Navios ShipManagement, we pay a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for technical and commercial management services provided to us by Navios ShipManagement. The initial term of the management agreement is until November 2012 and this fee is fixed until November 2009. The daily fee paid to Navios ShipManagement includes all costs incurred in providing certain commercial and technical management services to us. While this fee is fixed until November 2009, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet until November 2012, which may result in significantly higher fees that period. All of the fees we are required to pay to Navios ShipManagement under the management agreement are payable without regard to our financial condition or results of operations. In addition, Navios ShipManagement provides us with administrative services, including the services of our officers and directors, pursuant to an administrative services agreement which has an initial term until November 2012, and we reimburse Navios ShipManagement for all costs and expenses reasonably incurred by it in connection with the provision of those services. The fees and reimbursement of expenses to Navios ShipManagement are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions to unitholders.

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

units voting together as a single class is required to remove the general partner. Navios Holdings currently owns 49.6% of the total number of outstanding common and subordinated units based on all outstanding limited, subordinated and general partner units.

•	If our general partner is removed without “cause” during the subordination period and units held by our general partner and Navios Holdings are not voted in favor of that removal, (i) all remaining subordinated units will automatically convert into common units, (ii) any existing arrearages on the common units will be extinguished and (iii) our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest and incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively large. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

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

At the end of the subordination period, assuming no additional issuances of common units and conversion of our subordinated units into common units, Navios Holdings will own 10,753,258 common units, representing a 49.6% limited partner interest in us based on all limited and general partner units.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, unitholders could be held liable for our obligations to the same extent as a general partner if they participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

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

Tax Risks

In addition to the following risk factors, you should read “Item 4. Information on the Partnership” and “Item 10. Additional Information” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we will not be a PFIC for our 2008 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

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

In addition, legislation proposed in the U.S. Congress would, if enacted, deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, if the non-U.S. corporation is created or organized under the laws of a jurisdiction that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on entities organized under its laws, it is likely that, if this legislation were enacted, the preferential tax rates would no longer be applicable to distributions received from us. In addition, legislation has been proposed that, if enacted, would eliminate the preferential tax rate with respect to dividends paid after December 31, 2008, thereby causing such dividends to be taxed at ordinary income rates. As of the date hereof, it is not possible to predict with any certainty whether any of this proposed legislation will be enacted.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income. U.S. source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel, and certain assumptions and representations, we believe that we will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances, including some that may be beyond our control, that could cause us to lose the benefit of this tax exemption after this offering. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

A.	History and Development of the Partnership

Navios Maritime Partners L.P. was formed on August 7, 2007 under the laws of Marshall Islands by Navios Holdings. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.

In connection with our IPO, on November 16, 2007 we acquired interests in five wholly-owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier, as well as interests in three wholly-owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels in exchange for (a) all of the net estimated proceeds of $193.3 million from the sale of an aggregate of 10,500,000 common units in the IPO and the concurrent offering to a corporation owned by Navios Partners’ Chairman and CEO, plus (b) $160.0 million, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.

On July 1, 2008 Navios Partners issued 3,131,415 common units to Navios Holdings for the acquisition of Navios Aurora I, and 63,906 general partnership units to the General Partner in exchange for the contribution received from the General Partner to maintain its 2% general partner interest in Navios Partners. As a result, Navios Holdings currently owns a 51.6% interest in Navios Partners, including the 2% general partner interest.

In connection with the IPO, we entered into the following agreements: (a) a share purchase agreement pursuant to which Navios Partners acquired the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel which is expected to occur in June 2009 for $130.0 million; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009 for $135.0 million; (c) a management agreement with Navios ShipManagement Inc.(“the Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its executive offices at 85 Akti Miaouli Street, Piraeus 185 38, Greece. Our telephone number at such address is (+30) 210 4595000. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

B.	Business overview

Introduction

We are an international owner and operator of drybulk carriers newly formed by Navios Maritime Holdings Inc. (NYSE: NM), a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry. Our vessels are chartered out under long-term time charters with an average remaining term of approximately 4.4 years to a strong group of counterparties, consisting of Cargill International SA, COSCO Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Imprese Maritime, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha.

Our Fleet

Our fleet consists of eight modern, active Panamax vessels one modern Capesize vessel and one newbuild Capesize vessel, Navios TBN I that we have agreed to purchase from Navios Holdings when it is delivered, which is expected to occur in June 2009. Assuming delivery of Navios TBN I in June 2009, our fleet of high quality Panamax and Capesize vessels will have an average age of approximately 5.5 years in June 2009, which is significantly younger than the current industry average of about 16 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

				Original Charter
				Expiration Date/New	Original Charter Out
			Capacity	Charter Expiration	Rate/ New Charter Out
Owned Vessels	Type	Built	(DWT)	Date(1)	Rate per day(2)

Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	April 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				March 2014	$36,290
Navios Aurora I(3)	Panamax	2005	75,397	February 2009	$33,863	(3)
				April 2009	$3,000	(3)
				April 2010	$11,000	(3)
				September 2013	$17,000	(3)

Owned Vessels to be delivered

		Expected
Vessels	Type	delivery	Capacity (DWT)	Delivery date	Charter rate

Navios TBN I(4)	Capesize	June 2009	180,000	June 2014	$47,400

Long term Chartered-in Vessels

			Capacity
Vessels	Type	Built	(DWT)	Expiration date	Charter rate

Navios Prosperity(5)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran(6)	Panamax	2008	76,500	March 2013	$28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	In January 2009, Navios Partners and its counterparty to the Navios Aurora I charter party mutually agreed for a lump sum amount of approximately $29.5 million paid to Navios in February 2009. Under a new charter agreement, the remaining $26 million balance which would have been received under the original charter contract (adjusted for the $29.5 million lump sum payment received) have been allocated to the period until its original expiration in 2013 by way of reduced daily charter rate as indicated above.

(4)	We have agreed to purchase Navios TBN I, upon its expected delivery in June 2009, from Navios Holdings for $130.0 million, which we expect to fund primarily through borrowings under our existing credit facility and the issuance of additional common units.

(5)	Navios Prosperity is chartered-in for seven years and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($42.1 million based upon the exchange rate at December 31, 2008), declining pro rata by 145 million Japanese Yen ($1.60 million based upon the exchange rate at December 31, 2008) per calendar year.

(6)	Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($40.0 million based upon the exchange rate at December 31, 2008) declining pro rata by 150 million Japanese Yen ($1.65 million based upon the exchange rate at December 31, 2008) per calendar year.

Acquisition of Navios TBN I and Navios TBN II

General

In connection with the IPO, we entered into a share purchase agreement to purchase the interests in Navios Holdings’ vessel-owning subsidiary that owns Navios TBN I, a Capesize vessel that is being constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd. and that is scheduled for delivery in June 2009. In addition, we entered into a share purchase agreement that provides us with the option, exercisable in our sole discretion at any time between January 1, 2009 and April 1, 2009, to purchase the interests in the vessel-owning subsidiary that owns Navios TBN II, a Capesize vessel that is being constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd. and that is scheduled for delivery in October 2009.

Each of the additional vessels is being acquired pursuant to a resale contract. These resale contracts will not be assigned to us prior to delivery, and Navios Holdings will be responsible for payments, if any, due under the resale contracts.

Vessel Specifications and Classification

Navios TBN I is scheduled to be delivered by June 2009 and will be a Capesize vessel with 180,000 dwt capacity. Navios TBN I is being designed, constructed, inspected and tested in accordance with the rules and regulations of Lloyd’s Register.

Navios TBN II, if we exercise our option to purchase, is scheduled to be delivered by October 2009 and will be a Capesize vessel with 180,000 dwt capacity. Navios TBN II is being designed, constructed, inspected and tested in accordance with the rules and regulations of Lloyd’s Register.

Deliveries

We will take delivery of Navios TBN I upon its purchase by Nostos ShipManagement Corp. Navios TBN I is scheduled for delivery in June 2009.

If we exercise our option to purchase, we will take delivery of Navios TBN II upon its purchase by Navios Holdings from an unaffiliated third party. Navios TBN II is scheduled for delivery in October 2009.

Purchase Price

We will pay Navios Holdings a fixed purchase price of $130.0 million for Navios TBN I. If we exercise our option to purchase Navios TBN II, we will pay Navios Holdings a fixed purchase price of $135.0 million for Navios TBN II.

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•	Additional demand for seaborne transportation of drybulk commodities. The marine industry is fundamental to international trade, as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. In 2008, approximately 3.2 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2002 to 2008, trade in all drybulk commodities experienced an aggregate increase of 45%. The increase in demand and ton-mile demand for drybulk carriers has been driven by increasing global industrial production and consumption and international trade, economic growth and urbanization in China, Russia, Brazil, India and the Far East, with attendant increases in steel production, power generation and grain consumption. Although world growth is estimated to slow during 2009 we believe that these global market dynamics will be the major growth factors for the foreseeable future.

•	Demand for long-term time charter contracts with modern drybulk vessels. There are several factors impacting the current and future supply of drybulk vessels available for cargos. We expect to benefit from these trends as many customers are seeking longer-term time charter contracts in order to secure tonnage for the carriage of their drybulk shipments. These trends are being driven by the following factors. First, there are currently several inefficient infrastructure bottlenecks due to long-term under-investment in global transportation infrastructure that are causing delays in cargo discharging and loading at main exporting terminals worldwide. These delays, coupled with increasing voyage lengths from producers to consumers requiring additional ton-miles to service the demands of the global drybulk trade, are reducing the supply of vessels available for hire at any particular time. Second, the age of the world drybulk fleet is increasing. Approximately 28% of drybulk vessels are more than 20 years old and, with an economic and commercial life of approximately 25 years, many of these vessels will need to be disposed of in the coming years.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable and growing cash flows. We believe that the long-term, fixed-rate nature of our charters will provide a stable base of revenue. In addition, we believe the purchase of the Navios TBN I upon its anticipated delivery in June 2009, the potential exercise of our option to purchase Navios TBN II, as well as the potential opportunity to purchase additional vessels from Navios Holdings provide visible future growth in our revenue and distributable cash flow. We believe that our management agreement, which provides for a fixed management fee until November 16, 2009, will initially provide us with predictable expenses. During the remaining three-year term of the management agreement, from November 16, 2009 to November 16, 2012, we will reimburse our manager for all of the costs and expenses it incurs in connection with the management of our fleet, which may make our cash flows less predictable.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management and Navios Holdings’ reputation within the shipping industry and network of strong relationships with many of the world’s drybulk raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management through its in-house technical manager which provides efficient operations and maintenance for our vessels at costs significantly below the industry average for vessels of a similar age. Navios Holdings’ expertise in fleet management is reflected in Navios Holdings’ history of a low number of off-hire days and in its record of no material incidents giving rise to loss of life or pollution or other environmental liability.

•	High-quality, flexible fleet. Our fleet consists of eight modern, active Panamax vessels, one modern Capesize vessel and one newbuilding Capesize, Navios TBN I, that we intend to acquire in June 2009. We will also have an option to acquire one new Capesize vessel, Navios TBN II, from Navios Holdings that Navios Holdings is scheduled to acquire in October 2009. The average age of the vessels in our fleet is significantly lower than the average age of the world drybulk fleet. Assuming delivery of Navios TBN I in June 2009, our fleet of high-quality vessels will have an average age of approximately 5.5 years in June 2009, compared to a current industry average age of about 16 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered out under long-term time charters with an average remaining charter duration of 4.4 years to a strong group of counterparties consisting of Cargill International SA, COSCO Bulk Carrier Co.,

Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Imprese Maritime, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha. In addition, Navios TBN I, which we are scheduled to acquire from Navios Holdings in June 2009, will be chartered for five years to Mitsui O.S.K. Lines, Ltd. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have an average remaining charter duration of 4.4 years and have staggered charter expirations with no more than two vessels subject to re-chartering in any one year. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for drybulk carriers in a manner that is accretive to distributable cash flow per unit. We will have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will assist us to make additional accretive acquisitions.

•	Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We plan to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our customers are:

•	Cargill International S.A, a subsidiary of Cargill, Inc. and one of the world’s largest privately-owned businesses providing food, agricultural and risk management products and services.

•	COSCO Bulk Carrier Co., Ltd., a wholly-owned subsidiary of COSCO Group and one of the leading drybulk shipping companies in the world.

•	Mitsui O.S.K. Lines, Ltd., a Japanese multi-modal transportation company operates tankers, LNG carriers, car carriers and has a significant fleet of dry bulk carriers.

•	Rio Tinto Shipping Pty Ltd., an affiliate of Rio Tinto Group, a leading international mining company that owns and operates some of the world’s largest mineral resources, and whose major products include aluminum, copper, diamonds, energy products, gold, industrial minerals and iron ore.

•	Augustea Imprese Maritime, a transportation company controlled by the Cafieros family that is based in Italy and is a well known operator of tugs in Italian ports.

•	The Sanko Steamship Co., Ltd., a Japanese transportation company with a fleet of 163 vessels totaling over 12 million dwt as of October 2008. Its fleet transports oil, raw materials, grain and other bulk cargoes, break bulk cargoes, forest products and liquefied gases.

•	Daiichi Chuo Kisen Kaisha, a transportation company based in Japan that offers Capesize, coal carrier and tanker services. Its fleet consists of around 150 vessels and is one of the world’s leading vessel operators and charterers of Panamax bulk carriers.

Although we believe that if any one of our charters were terminated, we could recharter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to recharter our vessel on a favorable basis due to then-current market conditions, or otherwise.

Competition

The drybulk shipping industry is extensive, diversified, competitive and highly fragmented, divided among approximately 1,400 independent drybulk carrier owners. The world’s active drybulk fleet consists of about 7,000 vessels, aggregating over 415 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean (Cosco) and China Shipping Group, and the three largest Japanese shipping companies, Nippon Yusen Kaisha, Mitsui O.S.K. Lines, Ltd. and Kawasaki Kisen. There are about 40 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include CCM (Ceres Hellenic/Coeclerici), Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

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

Basic Hire Rate

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable monthly, in advance on the first day of each month, in U.S. Dollars as specified in the charter.

Expenses

Under the terms of our management agreement with Navios ShipManagement, we pay a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for commercial and technical management services. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the cost of the special survey and related scheduled drydocking. Navios ShipManagement is directly responsible for providing all of these items and services. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The initial term of the management agreement is until November 16, 2012 and this fee is fixed until November 16, 2009. During the period from November 16, 2009 to November 16, 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

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

Classification, Inspection and Maintenance

Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

For more information on the management agreement we have with Navios ShipManagement and the administrative services agreement we have with Navios ShipManagement, please read “Item 7 — Unitholders and Related Party Transactions”.

Crewing and Staff

Navios ShipManagement crews its vessels primarily with Greek, Filipino, Ukrainian, Polish and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios ShipManagement is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to Navios ShipManagement by local crewing agencies. The crewing agencies handle each seaman’s training, travel, and payroll. Navios ShipManagement requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax and $0.2 million per Capesize vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses for injury or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, for pollution, our coverage is $4.25 billion per incident. Our current protection and indemnity insurance coverage for each owned vessel for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes.” Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the ship-owner for reasons set forth in the policy. For example, loss of hire risk may be covered on a 14/90/90 basis, with a 14 days deductible, 90 days cover per incident and a 90-day overall limit per vessel per year. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Credit Risk Insurance

We have insured each of our charter-out contracts, for the length of the entire agreement, through a double “AA+” rated European Union governmental agency. If the charterer goes into payment default under the terms of the policy the insurance company will reimburse the losses for the remaining term of the charter-out contract.

Regulation

Sources of applicable rules and standards

Shipping is one of the world’s most heavily regulated industries, and in addition it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

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

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

Ship safety regulation

In the former category the primary international instrument is the Safety of Life at Sea Convention 1974, as amended, (SOLAS), together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Another amendment of SOLAS, made after the terrorist attacks in the United States on 11 September 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code (ISPS Code).

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, we voluntarily implement and maintain certifications pursuant to the International Organization for Standardization, or ISO for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

Regulations to prevent pollution from ships

In the secondary main category of international regulation the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of the Convention. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. We anticipate incurring costs in complying with these more stringent standards.

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

Other international regulations to prevent pollution

In addition to MARPOL other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004 the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To-date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect until December 31, 2011, even if it were to be adopted earlier.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

United States Environmental Regulations and laws governing civil liability for pollution

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

US federal legislation, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA 90 had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tank vessel to $950 per gross ton or $0.8 million, whichever is greater.

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

Although EPA appealed this decision on November 16, 2006 and the court heard oral arguments in August 2007, EPA also provided notice on June 21, 2007 of its intention to promulgate rules regarding the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels and solicited public comments. If the exemption is repealed or EPA promulgates a final rule placing NPDES permitting requirements on ballast water discharges and other discharges incidental to the normal operation of vessels, we could be required to: install equipment on our vessels to treat ballast water before it is discharged; implement other port facility disposal arrangements or procedures at potentially substantial cost; and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems would increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements

The Federal Clean Air Act (CAA), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines, consistent with the United States’ proposal to amend Annex VI of MARPOL described below. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards.

Greenhouse Gas Emissions

As noted above, in the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean going ships under the Clean Air Act. Any passage of climate control legislation or othe regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the US, that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures the amount of which we cannot predict with certainty at this time.

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

International laws governing civil liability to pay compensation or damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunkers Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunkers Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunkers Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunkers Convention entered into force on November 21, 2008, and in early 2009 it was in effect in 22 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2008 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation.  We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income.  Substantially all of our gross income is attributable to the transportation of drybulk and related products. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter and bareboat charter income.

Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (“U.S. Source International Transportation Income”) is considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (“U.S. Source Domestic Transportation Income”) is considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we did not earn any U.S. Source Domestic Transportation Income for our year ended December 31, 2008 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

The Section 883 Exemption.  In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. We qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);

•	We satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

•	We meet certain substantiation, reporting and other requirements.

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

In order to meet the Publicly Traded Test, the equity interests in the non-U.S. corporation at issue must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that a class of equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country. Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements are satisfied with respect to a class of equity interests listed on an established securities market provided trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations). Notwithstanding these rules, a class of equity that would otherwise be treated as “regularly traded” on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more “5.0% unitholders” (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the “Closely Held Block Exception”), unless the corporation can establish that a sufficient proportion of such 5.0% unitholders are

Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

Because our common units are and have been traded solely on the New York Stock Exchange, which is considered to be an established securities market, our common units are and have been “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our year ended December 31, 2008. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our year ended December 31, 2008.

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

Even if we were not able to satisfy the Publicly Traded Test for a given taxable year, we may be able to satisfy a “Qualified Shareholder Stock Ownership Test” for a year in the event Navios Holdings owned more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, Navios Holdings itself met the Publicly Traded Test for such year and Navios Holdings provided us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. In connection with our IPO, Navios Holdings has represented that it then met the Publicly Traded Test and agreed to provide the information described above. However, there can be no assurance that Navios Holdings will continue to meet the Publicly Traded Test or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change, and as a result Navios Holdings may not own more than 50.0% of the value of our outstanding equity interests for any year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by Navios Holdings of an indirect ownership interest in us.

The Net Basis Tax and Branch Profits Tax.  If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

We believe that, for our year ended December 31, 2008, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2008.

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

Overview

We are an international owner and operator of drybulk carriers, formed in August 2007 by Navios Maritime Holdings Inc., a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry. We completed our IPO on November 16, 2007. In connection with the IPO, through a series of transactions, we acquired all of the capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels as follows:

•	Prior to the closing of the IPO, Navios Holdings contributed to us all of the outstanding shares of the capital stock of one vessel-owning subsidiary in exchange for 4,195,000 subordinated units;

•	We sold 10,500,000 common units, representing a 56.8% limited partner interest in us;

•	We entered into a new revolving credit facility that provided us with financing availability of up to $260.0 million, and we borrowed $165.0 million thereunder upon the closing of the IPO; and

•	At the closing of the IPO, Navios Holdings sold to us all of the outstanding shares of capital stock of the subsidiaries which owned or had the rights to seven vessels in exchange for: (i) all of the net proceeds from the IPO of 10,000,000 common units and the concurrent offering of 500,000 common units to a corporation owned by Ms. Frangou, (ii) $160.0 million of the $165.0 million that we borrowed under our new revolving credit facility; (iii) the issuance of 3,426,843 additional subordinated units to Navios Holdings; and (iv) the issuance to our general partner, Navios GP L.L.C., of a 2.0% general partner interest in us and all of our incentive distribution rights, which entitle it to increasing percentages of the cash we distribute in excess of $0.4025 per unit per quarter.

On July 1, 2008 we issued 3,131,415 common units to Navios Holdings for the acquisition of Navios Aurora I, and 63,906 general partnership units to the General Partner in exchange for the contribution received from the General Partner to maintain its 2% general partner interest in us. Navios Holdings currently owns a 51.6% interest in us, including the 2% general partner interest.

On November 15, 2007, Navios Partners entered into a revolving credit facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provided Navios Partners with financing availability of up to $260.0 million, of which $165.0 million was drawn on November 16, 2007. Of the total drawn down amount, $160.0 million was paid to Navios Holdings as part of the purchase price of the capital stock of Navios Holdings’ subsidiaries that owned or had rights to the eight vessels of Navios Partners’ fleet. The remaining $5.0 million balance of the drawn amount was used as working capital.

On June 25, 2008, this credit facility was amended, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing Navios Aurora I, thereby increasing the total facility to $295.0 million.

On May 2, 2008, Navios Partners borrowed $35.0 million to finance the acquisition of the vessel Navios Fantastiks and an additional $35.0 million to finance the acquisition of the vessels Navios Aurora I on July 1, 2008. Navios Partners may borrow an additional $60.0 million to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery which is expected to occur in June 2009. Amounts that can be borrowed under the facility will be reduced by $60.0 million if Navios TBN I is not delivered.

In January 2009, Navios Partners amended further the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a) repayment of $40.0 million which took place in February 2009, (b) maintaining cash reserves balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; $12.5 million on December 31, 2009 and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth to $100.0 million, (b) reducing the VMC (Value Maintenance Covenant) to be at 100% using charter free values, (c) the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009 and (d) a new VMC was introduced based on charter attached valuations to be at 143%. At December 31, 2008, Navios Partners was in compliance with the financial covenants as required under its January 2009 amended revolving loan facility. However, if we were required to use the original loan covenants on December 31, 2008 to test compliance, we may not have been in compliance with certain covenants using charter free valuations.

In January 2009, Navios Partners and its counterparty to the Navios Aurora I charter party mutually agreed for a lump sum amount of approximately $29.5 million paid to Navios in February 2009. Under a new charter agreement, the remaining $26 million balance which would have been received under the original charter contract (adjusted for the $29.5 million lump sum payment received) have been allocated to the period until its original expiration in 2013 by way of reduced daily charter rate as indicated above.

Navios Holdings acquired three of the owned vessels in our initial fleet in December 2005 (Navios Libra II, Navios Alegria and Navios Felicity), and the fourth owned vessel in January 2006 (Navios Gemini S). The fifth owned vessel was acquired in March 2006 (Navios Galaxy I), however it was included as a chartered-in vessel since its delivery to Navios Holdings in June 2001. The sixth vessel in our initial fleet (Fantastiks, which was part of Navios Holdings’ acquisition of Kleimar) has been included in the fleet as a chartered-in vessel since its acquisition date in February 2007. On May 2, 2008, Fantastiks Shipping Corporation, a wholly-owned subsidiary of Navios Partners, purchased the vessel Fantastiks for an amount of $34.2 million of cash consideration pursuant to the Memorandum of Agreement between Fantastiks Shipping Corporation and Kleimar. The vessel was renamed to Navios Fantastiks upon acquisition. The seventh vessel in our initial fleet (Navios Prosperity) has been chartered-in by Navios Holdings since its delivery in June 2007. On March 17,

2008, Navios Partners took delivery of the “Navios Aldebaran”, a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. On July 1, 2008 Navios Partners acquired from Navios Holdings, the vessel Navios Aurora I for a purchase price of $79.9 million, consisting of $35.0 million cash and the issuance of 3,131,415 common units to Navios Holdings. Accordingly, the historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the seven owned vessels (for Navios Galaxy I, results as a chartered-in vessel have been included for the period prior to its acquisition in March 2006) and the two chartered in vessels for the periods beginning from January 1, 2006 to December 31, 2008.

		Country of	Statement of operations
Company name	Vessel name	incorporation	2006	2007	2008

Libra Shipping Enterprises Inc	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/5 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	3/23 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Aurora I	Marshall Is	—	—	7/1 – 12/31
Chartered-in vessel	Navios Galaxy I	—	1/1 – 3/22	—	—
Prosperity Shipping Corporation (*)	Navios Prosperity	Marshall Is.	—	11/16 – 12/31	1/1 – 12/31
Chartered-in vessel	Navios Prosperity	—	—	6/19 – 11/15	—
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	—	11/16 – 12/31	1/1 – 12/31
Chartered-in vessel	Fantastiks	—	—	2/2 – 11/15	—
Aldebaran Shipping Corporation (*)	Navios Aldebaran	Marshall Is.	—	—	3/17 – 12/31
Navios Maritime Partners L.P	N/A	Marshall Is	—	11/16 – 12/31	1/1 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is	—	11/16 – 12/31	1/1 – 12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

(**)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks, which was renamed to Navios Fantastiks on May 2, 2008.

Our historical results of operations and cash flows prior to the IPO are not indicative of the results of operations or cash flows to be expected from any future period. Because these vessels were operated as part of Navios Holdings during the historical periods prior to the IPO, the vessels were operated in a different manner than they are after the IPO. For example, operating expenses during the periods presented prior to the IPO represented actual costs incurred in operating the vessels, whereas we pay a fixed management fee to our vessel manager that covers our vessel operating expenses until November 2009. In addition, the financing arrangements with respect to our vessels in place prior to the IPO are not representative of the financing arrangements we entered into in connection with the IPO.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are those discussed under “Risk Factors” and “Forward-Looking Statements”.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their drybulk commodities. All of the vessels in our fleet are chartered out under time charters, which range in length from two to nine years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.

For the year ended December 31, 2008, we have seven charter counterparties and some of the major ones are Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co.Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime which accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7% respectively, of total revenues. For the year ended December 31, 2007, Cargill International S.A., The Sanko Steamship Co.Ltd., Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime accounted for approximately 30.2%, 22.0%, 17.7% and 13.9% respectively, of total revenues. For the year ended December 31, 2006, Cargill International SA, Mitsui O.S.K. Lines, Ltd., American Bulk Transport, Inc. and COSCO Bulk Carrier Co., Ltd. accounted for 42.9% (for two charters), 25.0%, 10.2% and 10.1%, respectively, of our revenue. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement (which provides for a fixed management fee until November 16, 2009) will provide us with a strong base of stable cash flows.

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

Upon delivery of Navios TBN I in June 2009, our ten vessels will be chartered to seven different customers. We could lose a customer or the benefits of a charter if:

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

We have insured each of our charter-out contracts, for the length of the entire agreement, through a double “AA+” rated European Union governmental agency. If the charterer goes into payment default under the terms of the policy the insurance company will reimburse the losses for the remaining term of the charter-out contract.

Vessel Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Under the management agreement we entered into with Navios ShipManagement, Navios ShipManagement bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, Navios ShipManagement is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance and costs associated with special surveys and related drydockings. The initial term of the management agreement is five years until November 2012, and we pay Navios ShipManagement a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel November 16, 2009. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary costs. Extraordinary costs and expenses include fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of Navios ShipManagement;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of Navios ShipManagement, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or Navios ShipManagement due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and Navios ShipManagement as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

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

Administrative Services

Under the administrative services agreement we entered into with Navios ShipManagement, we reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after Navios ShipManagement submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement until November 2012, Navios ShipManagement provides significant administrative, financial and other support services to us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the successful implementation of our fleet expansion strategy, including taking delivery of Navios TBN I and Navios TBN II (if our option is exercised) on or about their scheduled delivery dates and the terms of the financing thereof;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

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

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

A.  Operating results

Overview

Our historical results of operations and cash flows prior to the IPO are not indicative of results of operations and cash flows to be expected from any future period, principally for the following reasons:

•	Different Fleet Size. Our historical financial statements for 2006, 2007 and 2008 reflect the results of operations of five seven and nine vessels, respectively. Following the delivery of Navios TBN I, which is scheduled to be delivered in June 2009, the size of our fleet will increase to ten vessels. We also have an option to purchase Navios TBN II in October 2009.

•	Different Structure of Operating and General and Administrative Expenses. Our historical operating expenses represented actual costs incurred by the vessel-owning subsidiaries and Navios ShipManagement in the operation of the vessels. Pursuant to the management agreement that we entered into with Navios ShipManagement upon the closing of the IPO, the daily operating expense rate is $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel and is fixed until November 16, 2009. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Under the administrative services agreement that we entered into with Navios ShipManagement upon the closing of the IPO, Navios ShipManagement provides significant administrative, financial and other support services to us. We reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement, including certain general and administrative expenses that we incur as a publicly traded limited partnership that we did not previously incur prior to the IPO.

•	Different Financing Arrangements. Our historical financing and derivative arrangements prior to the IPO are not representative of the arrangements we entered into to finance the acquisition of our initial fleet from Navios Holdings in connection with the closing of the IPO. For example, we entered into a credit facility in connection with the IPO. In addition, we have not entered into forward freight arrangements and we do not expect to do so in the future.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following table presents consolidated revenue and expense information for the years ended December 31, 2008 and 2007. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	December 31,	December 31,
	2007	2008

Time charter and voyage revenues	$50,352	$75,082
Time charter and voyage expenses	(8,352)	(11,598)
Direct vessel expenses	(5,608)	(578)
Management fees	(920)	(9,275)
General and administrative expenses	(1,419)	(3,798)
Depreciation and amortization	(9,375)	(11,865)
Interest expense and finance cost, net	(5,522)	(9,216)
Interest income	—	301
Other income	93	23
Other expense	(226)	(318)

Income before income taxes	19,023	28,758
Deferred income tax	485	—

Net income	$19,508	$28,758

Time Charter and Voyage Revenues.  Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues amounted to approximately $75.1 million for year ended December 31, 2008 compared to $50.4 million for the year ended 2007. The increase was mainly attributable to the delivery of Navios Prosperity on June 19, 2007, as well as the acquisition of Fantastiks (as part of the acquisition of Kleimar by Navios Holdings) in February 2007, both of which were fully operated in 2008 along with the delivery of Navios Aldebaran on March 17, 2008 and the acquisition of Navios Aurora I on July 1, 2008.

Time Charter and Voyage Expenses.  Time charter and voyage expenses amounted to $11.6 million for the year ended December 31, 2008 compared to $8.4 million for the year ended December 31, 2007. The increase was mainly attributable to the deliveries of the following chartered-in vessels: of Navios Prosperity on June 19, 2007, of Fantastiks (as part of the acquisition of Kleimar by Navios Holdings) in February and of Navios Aldebaran on March 17, 2008. This increase was mitigated by the acquisition of Navios Fantastiks from Navios Holdings into the owned fleet on May 2, 2008, from chartered in vessel.

Direct Vessel Expenses.  Direct vessel expenses represent the vessels’ operating expenses. For the year ended December 31, 2008 direct vessel expenses amounted to $0.6 million and comprised of the amortization of drydock and special survey costs. Starting on November 16, 2007, the vessels’ operating expenses are managed by the Manager. For the year ended December 31, 2007, direct vessel expenses amounted to $5.6 million and were comprised of crewing and related costs (approximately 40.7%), stores, provisions, lubricants and chemicals (approximately 24.6%), insurance (approximately 13.4%), spares, repairs, maintenance and other (approximately 21.3%).

Management Fees.  Starting on November 16, 2007, in connection with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009. Total management fees for the years ended December 31, 2008 and 2007 amounted to $9.3 million and $0.9 million, respectively.

General and Administrative expenses.  Total general and administrative fees for the year ended December 31, 2008 amounted to $3.8 million compared to $1.4 million for the year ended December 31, 2007. The Manager charged for the period prior to the IPO a fixed monthly fee of $15,000 in 2007 per vessel in exchange of a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services.

Subsequent to the IPO and pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2008 and 2007, the expenses charged by the Manager for administrative services were $1.5 million and $0.2 million, respectively. The remaining balances of $2.3 million and $1.2 million of general and administrative expenses for the years ended December 31, 2008 and 2007 related to legal and professional fees, as well as audit fees.

Depreciation and amortization.  Depreciation and amortization amounted to $11.9 million for the year ended December 31, 2008 compared to $9.4 million for the year ended December 31, 2007. The main reason for this increase of $2.5 million was: (a) the increase in depreciation expense of $4.2 million due to the acquisitions of Navios Fantastiks on May 2, 2008 (which until then was part of the chartered in fleet of Navios Partners) and Navios Aurora on July 1, 2008; (b) amortization income of $1.4 million related to backlog liabilities which were fully amortized during the year ended December 31, 2007 and therefore, there is no such income from amortization of backlog liabilities in the year ended December 31, 2008. The above increase was mitigated by $3.1 million decrease in amortization expense relating to the $51.1 million of intangible assets and liabilities (favorable and unfavorable leases) recognized on the acquisition of Navios Fantastiks (chartered in vessel until May 2, 2008 and then became an owned vessel) as part of the acquisition of Kleimar by Navios Holdings in February 2007. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from four to ten years.

Interest Expense and Finance Cost, Net.  Interest expense and finance cost, net amounted to $9.2 million for the year ended December 31, 2008 compared to $5.5 million for the year ended December 31, 2007. Interest expense relating to the credit facilities for the purchase of our vessels amounted to $9.0 million for the year ended December 31, 2008 compared to $5.3 million for the year ended December 31, 2007 ($1.2 million was the interest for the period from the drawdown date on November 16, 2007 to December 31, 2007), while amortization of deferred finance fees amounted to $0.2 million for the years ended December 31, 2008 and 2007, respectively. The increase in interest expense was mainly attributable to the increase in average outstanding loan balance from $88.0 million in 2007 to $206.0 million in 2008. As at December 31, 2007, the outstanding loan balance under our credit facility was $165.0 million and $235.0 million as at December 31, 2008.

Income taxes.  Income taxes amounted to $0 for the year ended December 31, 2008 and $0.5 million for the year ended December 31, 2007. The amount in 2007 was related to the vessel Navios Fantastiks which was part of Navios Holdings’ acquisition of Kleimar in February 2007.

Net Income.  Net income for year ended December 31, 2008 amounted to $28.8 million compared to $19.5 million for the year ended December 31, 2007. The increase in net income of $9.3 million was due to the factors discussed above.

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

	December 31,	December 31,
	2006	2007

Time charter and voyage revenues	$31,764	$50,352
Loss on Forward Freight Agreements	(2,923)
Time charter and voyage expenses	(1,344)	(8,352)
Direct vessel expenses	(5,626)	(5,608)
Management fees	—	(920)
General and administrative expenses	(698)	(1,419)
Depreciation and amortization	(8,250)	(9,375)
Interest expense and finance cost, net	(6,286)	(5,522)
Other income	61	93
Other expense	(74)	(226)

Income before income taxes	6,624	19,023
Deferred income tax	—	485

Net income	$	$19,508

Time Charter and Voyage Revenues.  Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues amounted to approximately $50.4 million for year ended December 31, 2007 compared to $31.8 million for the year ended 2006. The increase was mainly attributable to the delivery of Navios Prosperity on June 19, 2007, as well as the acquisition of Navios Fantastiks (as part of the acquisition of Kleimar by Navios Holdings) in February 2007.

Loss on Forward Freight Agreements.  During the year ended December 31, 2006, certain Forward Freight Agreements, or FFAs, relating to two of our vessels qualified for hedge accounting treatment. The changes in fair values of the effective portion representing unrealized gain or losses were recorded under “Accumulated Other Comprehensive Income/(Loss)” in owner’s net investment, while the ineffective portion, was included in the statement of operations under “Loss on Forward Freight Agreements.” As at December 31, 2006, no FFAs existed and the realized loss of ineffective portion which amounted to $2.9 million was recorded in the statement of operation under Loss on Forward Freight Agreements whereas the effective portion which amounted to $2.6 million was transferred from “Accumulated Other Comprehensive Income/(Loss)” in owner’s net investment to revenue in the statement of operations.

FFAs no longer existed during fiscal year 2007 and Navios Partners is not expected to enter into any FFAs in the future.

Time Charter and Voyage Expenses.  Time charter and voyage expenses amounted to $8.4 million for the year ended December 31, 2007 compared to $1.3 million for the year ended December 31, 2006. The increase was mainly attributable to the delivery of Navios Prosperity on June 19, 2007, as well as the acquisition of Fantastiks (as part of the acquisition of Kleimar by Navios Holdings) in February 2007.

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

Management Fees.  Under the management agreement that Navios Partners entered into in connection with the closing of the IPO on November 16, 2007, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 2009. Total management fees for the period from November 16, 2007 to December 31, 2007 was $920,000.

General and Administrative expenses.  Total general and administrative fees for the year ended December 31, 2007 amounted to $1.4 million compared to $698,000 for the year ended December 31, 2006. The manager charged for the period prior to the IPO a fixed monthly fee of $15,000 in 2007 and $16,667 in 2006 per vessel in exchange of a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services. In spite of the decrease of the fixed monthly fee, general and administrative expenses increased due to the increase in the number of managed vessels from 5 in 2006 to 7 in 2007 (delivery of Navios Prosperity on June 19, 2007 and acquisition of Fantastiks as part of the acquisition of Kleimar by Navios Holdings in February 2007).

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

Interest Expense and Finance Cost, Net.  Interest expense and finance cost, net amounted to $5.5 million for the year ended December 31, 2007 compared to $6.3 million for the year ended December 31, 2006. Interest expense relating to the credit facilities for the purchase of our vessels amounted to $5.3 million for the year ended December 31, 2007 compared to $6.2 million for the year ended December 31, 2006, while amortization of deferred finance fees amounted to $0.2 million for the year ended December 31, 2007 and $0.1 million for the year ended December 31, 2006. The decrease in interest expense is mainly attributable to the decrease in average outstanding loan balance from $93 million in 2006 to $88 million in 2007. The loan amount as of November 15, 2007 which amounted to $75.5 million was not assumed by Navios Partners from Navios Holdings as it entered into a credit facility prior to the closing of the IPO. As at December 31, 2007, the outstanding loan balance under the credit facility was $165.0 million and the interest for the period from November 16, 2007 (drawdown date) to December 31, 2007 was $1.2 million.

Income taxes.  Income taxes amounted to $0.5 million for the year ended December 31, 2007 whereas there was no income tax for the year ended December 31, 2006. This amount in 2007 is related to vessel Fantastiks which was part of Navios Holdings’ acquisition of Kleimar in February 2007.

Net Income.  Net income for year ended December 31, 2007 amounted to $19.5 million compared to $6.6 million for the year ended December 31, 2006. The increase in net income of $12.9 million is due to the factors discussed above, as well as the increase in deferred income tax by $0.5 million related to Fantastiks, which was part of Navios Holdings’ acquisition of Kleimar in February 2007.

Seasonality.  Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

B.	Liquidity and Capital Resources

Old Credit Facilities

On December 21, 2005, Navios Holdings revised the terms of its credit facility with HSH Nordbank AG. The credit facility entered into by Navios Holdings on December 21, 2005 was divided into tranches, each of them having a specific use. The tranches relating to the acquisition of Navios Libra II, Navios Alegria, Navios Felicity, Navios Gemini S and Navios Galaxy I (Navios Partners’ vessels) amounted to $102.0 million. The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 1.5% per annum. In February 2007, Navios Holdings entered into a new secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility was composed of a $280.0 million term loan facility and a $120.0 million reducing revolver facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 basis points as provided in the agreement.

Upon completion of the IPO, Navios Holdings assumed the debt relating to the vessels acquired by us at the time of the IPO.

Revolving Credit Facility

Upon the closing of the IPO, we entered into a new $260.0 million revolving credit facility with DVB Bank AG and Commerzbank AG. We borrowed $165.0 million upon the closing of the IPO. We used $160.0 million of such borrowings to fund a portion of the purchase price of the capital stock of the subsidiaries that owned or had rights to the nine vessels in our initial fleet. The balance of the drawn amount was used as working capital. On June 25, 2008, this credit facility was amended, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing Navios Aurora, thereby increasing the total facility to $295.0 million On May 2, 2008, Navios Partners borrowed $35.0 million to finance the acquisition of the vessel Navios Fantastiks and an additional $35.0 million to finance the acquisition of the vessel Navios Aurora I on July 1, 2008. Navios Partners intends to borrow an additional $60.0 million to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery which is expected to occur in June 2009. Amounts that can be borrowed under the facility will be reduced by $60.0 million if Navios TBN I is not delivered.

In January 2009, Navios Partners amended further the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a) repayment of $40.0 million which took place in February 2009, (b) maintaining cash reserves balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; $12.5 million on December 31, 2009 and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth to $100.0 million, (b) reducing the VMC (Value Maintenance Covenant) to be at 100% using charter free values, (c) the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009 and (d) a new VMC was introduced based on charter attached valuations to be at 143%.

Amounts drawn under this credit facility are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The revolving credit facility contains a number of restrictive covenants that prohibit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facility also requires us to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our revolving credit facility, as amended also requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the revolving credit facility) which as per the amended terms is at least $13.0 million for the year ended December 31, 2008 (increasing by $9.0 million per year until it reaches $40.0 million, which level is required to be maintained thereafter);

•	maintain a ratio of EBITDA (as defined in our credit facility) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our credit facility) of less than 0.75 to 1.00.

In addition, Navios Holdings is required to own at least 30% of us and to own 100% of our general partner. The credit facility prohibits us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default. Events of default under our credit facility include:

•	failure to pay any principal, interest fees, expenses or other amounts when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance and in some cases subject to certain grace and due periods;

•	default under other indebtedness;

•	any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee is untrue or misleading when made;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in that is not discharged within a specified period of time;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee; and

•	instability affecting a country where the vessels are flagged.

At December 31, 2008, Navios Partners was in compliance with the financial covenants as revised under its January 2009 amended revolving loan facility. However, if Navios Partners was required to use the original loan covenants on December 31, 2008 to test compliance, Navios Partners may not have been in compliance with certain covenants using charter free valuations.

Based on the January 2009 amended credit facility agreement, $40.0 million was paid on February 9, 2009. The repayment of the remaining balance of loan facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the agreement.

Purchase of Newbuilding

The table below summarizes certain information with respect to the Capesize newbuilding Navios TBN I that we have agreed to purchase from a subsidiary of Navios Holdings in June 2009 for a purchase price of $130.0 million:

		Capacity		Charter	Charter-Out
Vessel	Expected delivery	(Dwt)	Ownership	Expiration Date	Rate

Navios TBN I	June 2009	180,000	100%	June 2014	$47,400

The purchase price of the Navios TBN I is $130.0 million, which we intend to fund primarily from borrowings under our credit facility and the issuance of additional common units or other equity securities. Our obligation to purchase Navios TBN I is not conditional upon our ability to obtain financing for such purchase.

In addition, if we exercise the option to acquire Navios TBN II for $135.0 million, we will need to finance such purchase as well. Such financing may be from borrowings or from the issuance of additional common units on or before the anticipated delivery date in October 2009. Our right to purchase Navios TBN II is exercisable in our sole discretion and has not been exercised.

Liquidity and Cash Needs

Prior to the IPO, the vessel-owning subsidiaries that owned or had rights to the vessels in our fleet did not have any cash or source of liquidity, as they were part of a larger entity with its own sources of liquidity. At the closing of the IPO we had total liquidity, including cash and undrawn long-term borrowings of approximately $99.4 million. In 2008, we borrowed $35.0 million under our credit facility in order to finance the purchase of Navios Fantastiks on May 2, 2008 and another $35.0 million under our credit facility in order to finance the purchase of Navios Aurora I on July 1, 2008. In addition, we intend to borrow $60.0 million under our credit facility to partially fund the purchase of Navios TBN I in June 2009. We may need to increase the size of our revolving credit facility in order to fund the remainder of the purchase price of Navios TBN I and to fund the purchase price of Navios TBN II, which we also intend to partially fund with equity. There can be no assurance we can obtain such additional financing. Because Navios Holdings is required to own at least 30% of us under the terms of our credit facility, we may be limited in our ability to obtain necessary funding through additional equity offerings.

After the issuance of 3,131,415 common units and 63,906 general partner units in relation to the acquisition of Navios Aurora I from Navios Holdings on July 1, 2008, the amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units and the 2.0% general partner interest is $30.4 million. During the year ended December 31, 2008 the aggregate amount of cash distribution paid was $24.6 million.

On February 11, 2009 we paid a cash distribution for the fourth quarter of 2008 of $0.40 per unit, or $8.7 million in total, to unitholders of record on February 5, 2009.

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, cash reserve requirements as per our January 2009 amended credit facility agreement and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we have filed a shelf registration statement on

January 29, 2009 under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million

Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement. We cannot assure you that we will be able to raise the size of our credit facility or obtaining additional funds on favorable terms.

Cash Flows for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following table presents cash flow information for the years ended December 31, 2008 and 2007. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended	Year Ended
	December 31,	December 31,
	2007	2008

Net cash provided by operating activities	$10,516	$41,744
Net cash used in investing activities	—	(69,505)
Net cash (used in)/ provided by financing activities	(421)	46,040

Change in cash and cash equivalents	$10,095	$18,279

Cash provided by operating activities for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

Net cash provided by operating activities increased by $31.2 million to $41.7 million for the year ended December 31, 2008 as compared to $10.5 million for the same period in 2007. The increase is analyzed as follows:

The increase resulted from higher net income for the year ended December 31, 2008, of $28.8 million compared to $19.5 million for the year ended December 31, 2007 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization of $11.9 million and $9.4 million for the years ended December 31, 2008 and 2007, respectively.

Amounts due to related parties decreased by $2.9 million from $4.5 million in amounts due to related parties at December 31, 2007 to $1.5 million in amounts due to related parties at December 31, 2008. The main reason for this decrease was the payment of $3.8 million to Navios Holdings for the deferred acquisition expenses related to the IPO mitigated by an increase of $0.9 million in the amounts payable to Navios Holdings for managing our vessels and for general and administrative expenses charged to us. During the corresponding period in 2007, amounts due from/(to) related parties decreased by $10.3 million from $5.8 million in amounts due from related parties at December 31, 2006 to $4.5 million in amounts due to related parties at December 31, 2007. The decrease in amounts due from related parties is mainly explained by the amount of $3.8 million acquisition expenses relating to the IPO and $0.9 million and $0.4 million relating to management fees and general and administrative expenses respectively. The decrease is also due to the decrease of $2.3 million relating to the repayment of long term debt and $0.7 million relating to the payment of deferred financing fees on the refinancing of that debt and to $2.2 million decrease of receivables from management of vessels.

Restricted cash had a zero balance as of December 31, 2008 from $0.8 million as of December 31, 2007. The reason for the decrease was that the banks no longer obliges us to keep cash in our retention account as of December 31, 2008 for the payment of the interest as was previously required under our loan facility with ISH Nordbank and Commerzbank A.G. in 2007.

Accounts receivable decreased by $0.1 million from $0.4 million at December 31, 2007 to $0.3 million at December 31, 2008. The primary reason for this decrease was mainly the receipt of a long outstanding balance from a charterer. During the corresponding period of 2007, accounts receivable increased by $0.3 million from $0.1 million at December 31, 2006 to $0.4 million at December 31, 2007.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred voyage revenue, net of commissions increased by $2.4 million from $0.2 million at December 31, 2007 to $2.6 million at December 31, 2008. During the corresponding period of 2007, deferred revenue decreased by $0.7 million from $0.9 million at December 31, 2006 to $0.2 million at December 31, 2007.

Accounts payable remained almost the same at December 31, 2007 compared to December 31, 2008 at $0.6 respectively. There was an increase in brokers payables of $0.2 million offset by an equal decrease in professional and legal fees payable. During the corresponding period of 2007, accounts payable decreased by $0.1 million from $0.7 million at December 31, 2006 to $0.6 million at December 31, 2007.

Prepaid expenses and other current assets increased by $0.4 million from $0.04 million at December 31, 2007 to $0.4 million at December 31, 2008. This increase was mainly due to prepaid voyage costs that increased by $0.3 million at December 31, 2008 from $0.04 million at December 31, 2007. During the corresponding period of 2007 prepaid expenses and other current assets decreased by $1.0 million from $1.0 million at December 31, 2006 to $0.03 million at December 31, 2007. This decrease is partially due to the fact that inventories as at November 16, 2007 which amounted to $0.5 million were sold at cost to the Manager. According to the provisions of the Management Agreement, adjustments and negotiating of settlements of any claim damages which are recoverable under insurance policies are provided by the Manager. Navios Partners will pay the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range. At December 31, 2007 the amount of claims receivable, net, managed and booked by the Manager amounted to $0.04 million ($0.3 million as at December 31, 2006). Additionally, prepaid voyage costs decreased to $0.04 in 2007 million from $0.2 million in 2006 due to the commercial and technical management services of the vessels managed by the Manager as per the Management Agreement.

Accrued expenses increased by $0.2 million from $1.4 million at December 31, 2007 to $1.6 million at December 31, 2008. The primary reason for the increase was an increase in accrued voyage expenses by $0.2 million and an increase in accrued legal and other professional fees by $0.3 million mitigated by a decrease in accrued loan interest by $0.3 million. During the corresponding period of 2007, accrued expenses increased by $0.8 million mainly due to the increase in accrued loan interest by $1.2 million and decrease in accrued voyage expenses and other accrued expenses by $0.4 million.

As part of the management agreement entered into on November 16, 2007, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance and costs associated with special surveys and related drydockings. The initial term of the management agreement is until November 2012 and Navios Partners pay the Manager a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009. This fixed daily fee covers the entire operating expenses of Navios Partners’ vessels, other than certain extraordinary costs. As such, there was no drydock/special survey related payments for the year ended December 31, 2008. During the period from January 1 to November 15, 2007, such management agreement was not yet in place. As such, the payment related to drydock/special survey cost which totaled to $0.8 million reduced the net cash provided by operating activities in 2007.

Cash used in investing activities for the Year ended December 31, 2008 as compared to the Year ended December 31, 2007:

Net cash used in investing activities of $69.5 million in the year ended December 31, 2008 was mostly related to the acquisition of vessels. On May 2, 2008 Navios Partners purchased the vessel Fantastiks, renamed to Navios Fantastiks, for an amount of $34.2 million and paid an additional $0.3 million for capitalized expenses related to the vessel’s acquisition. On July 1, 2008 Navios Partners purchased the vessel Navios Aurora, renamed to Navios Aurora I, for a cash consideration of $35.0 million.

During the corresponding period of 2007, Navios Partners did not have any kind of investing activities.

Cash (used in)/ provided by financing activities for the Year ended December 31, 2008 as compared to the Year ended December 31, 2007:

Cash provided by financing activities of $46.0 million for the year ended December 31, 2008 was due to the following: (a) additional borrowings of $70.0 million under the existing credit facility in order to finance the acquisition of the vessel Navios Fantastiks on May 2, 2008 and Navios Aurora I on July 1, 2008 netted against payment of debt issuance cost amounting to $0.3 million; (b) an amount of $0.9 million Navios Partners received in exchange for the issuance of 63,906 units to the general partner to maintain its 2% general partner interest in Navios Partners in connection with the issuance of 3,131,415 common units to Navios Holdings as part of the purchase price for Navios Aurora I; and (c) total cash distribution of $24.6 million paid during the year ended December 31, 2008.

Cash used in financing activities of $0.4 million for the year ended December 31, 2007 was the result of cash contributed to Navios Holding amounting to $353.3 million for the purchase of the capital stock of Navios Partners’ subsidiaries as well as debt repayment amounting to $2.3 million and payment of debt issuance costs amounting to $2.5 million. This was offset by the proceeds from the new loan facility of $165.0 million that Navios Partners entered into on November 15, 2007 and the actual net proceeds of $192.7 million derived from the IPO.

Cash Flows for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The following table presents cash flow information for the years ended December 31, 2007 and 2006. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended	Year Ened
	December 31,	December 31,
	2006	2007

Net cash provided by operating activities	$14,496	$10,516
Net cash used in investing activities	(36,985)	—
Net cash provided by / (used in) financing activities	22,489	(421)

Change in cash and cash equivalents	$—	$10,095

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

Amounts due from/ (to) related parties decreased by $10.3 million from $5.8 million in amounts due from related parties at December 31, 2006 to $4.5 million in amounts due to related parties at December 31, 2007. In connection with the IPO, Navios Holding’ subsidiaries forgave all of the outstanding balances due from related parties which amounted to $28 million (amount due from related parties) immediately prior to the consummation of the IPO. This transaction was reflected as a capital distribution to Navios Holdings.

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

Prepaid expenses and other current assets decreased by $1.0 million from $1.0 million at December 31, 2006 to $0.03 million at December 31, 2007. This decrease is partially due to the fact that inventories as at November 16, 2007 which amounted to $0.5 million were sold at cost to the Manager. According to the provisions of the Management Agreement, adjustments and negotiating of settlements of any claim damages which are recoverable under insurance policies are provided by the Manager. Navios Partners will pay the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range. At December 31, 2007, the amount of claims receivable, net, managed and booked by the Manager amounted to $0.04 million ($0.3 million as at December 31, 2006). Additionally, prepaid voyage costs decreased to $0.04 in 2007 million from $0.2 million in 2006 due to the commercial and technical management services of the vessels managed by the Manager as per the Management Agreement.

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

Cash provided by/ (used in) financing activities for the Year ended December 31, 2007 as compared to the Year ended December 31, 2006:

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

Reconciliation of EBITDA to Net Cash from Operating Activities

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
	(Expressed in thousands of US Dollars – except per unit data)

Net Cash from Operating Activities	$14,496	$10,516	$41,744
Net increase/ (decrease) in operating assets	1,392	22,249	(533)
Net (increase)/ decrease in operating liabilities	(833)	(4,449)	211
Payments for drydock and special survey costs	590	849	—
Net interest cost	6,286	5,522	8,915
Provision for losses on accounts receivable	(211)	—	—
Deferred finance charges	(93)	(160)	(221)

EBITDA	$21,627	$34,527	$50,116

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

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.

EBITDA increased by $15.6 million to $50.1 million for the year ended December 31, 2008 as compared to $34.5 million for the same period of 2007. This $15.6 million increase in EBITDA was primarily due to: (a) $24.7 million increase in revenues as a result of the increased number of vessels in Navios Partners’ fleet; and (b) $4.9 million decrease in direct vessel expenses due to the vessels being managed by the Manager since the closing of the IPO, for a fixed (until November 16, 2009) daily fee of $4,000 per Panamax and $5,000 per Capesize vessel. The above overall favorable variance of $29.6 million was mitigated by: (a) a $3.2 million increase in time charter and voyage expenses for the same reason the revenue increased in 2008; (b) a $8.4 million increase in management fees paid to the Manager since the closing of the IPO as described above; and (c) a $2.4 million increase in general and administrative expenses due to the increase in the number of owned and chartered — in vessels, during 2008 compared to 2007. The decrease in direct vessel expenses is mainly due to the acquisition of Navios Fantastiks from Navios Holdings into Navios Partners’ owned fleet on May 2, 2008, from chartered in vessel. Further, as a result of the management agreement which was effective on November 16, 2007, Navios Partners no longer bears the cost of operating expenses of owned fleet as such costs would already be included in the fixed fees paid to the Manager until November 16, 2009. As such, there was an increase in management fees but a decrease in direct vessel expenses for the year ended December 31, 2008 when compared to the year ended December 31, 2007.

EBITDA increased by $12.9 million to $34.5 million for the year ended December 31, 2007 as compared to $21.6 million for the same period of 2006. This $12.9 million increase in EBITDA was primarily due to: (a) $18.6 million increase in revenues as a result of the increased number of vessels in Navios Partners’ fleet; and (b) the fact that there were no FFA losses in the year ended 2007 whereas in the year ended 2006 the FFA losses were $2.9 million. The above overall favorable variance of $21.5 million was mitigated by the $7 million increase in time charter and voyage expenses for the same reason the revenue increased in 2007. Further charter and voyage expenses in 2006 represent only three months of such expenses (due to the acquisition of Navios Galaxy I into the owned fleet in March 2006, from chartered-in vessel). Also, management fees and general and administrative expenses increased by approximately $1.6 million due to the increase in the number of owned and chartered — in vessels, during 2007.

Borrowings

Our long-term third party borrowings are reflected in our combined balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2007 and December 31, 2008, long-term debt amounted to $165.0 million and $195.0 million, respectively, and the current portion of long-term debt amounted to $0 million and $40.0 million, respectively.

Capital Expenditures

During the years ended December 31, 2006, 2007 and 2008, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt, owner’s contribution and equity raising. Capital expenditures for the years ended December 31, 2006 and 2007 amounted to $37.0 million and $0 million, respectively, whereas for the year ended December 31, 2008 expansion capital expenditures was $69.5 million and related to the acquisition of Navios Fantastiks on May 2, 2008 and Navios Aurora I on July 1, 2008.

After the closing of the IPO, maintenance for our vessels and expenses related to drydocking are included in the fee we pay our vessel manager under our management agreement. We pay the Manager a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which is fixed for two years until November 16, 2009, to provide such commercial and technical services to the vessels in our fleet. The fee we pay to the Manager includes any costs associated with scheduled drydockings during the term of the management agreement.

Replacement Reserve

Our annual replacement reserve for the year ending December 31, 2008 was $9.9 million for replacing our vessels at the end of their useful lives. The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) the lesser of the current market value per vessel and the current market price to purchase a newbuilding vessel of similar size and specifications which we estimate to be $47.5 million for Panamax vessels and $89.7 million for Capesize vessels; (ii) a 25-year useful life; and (iii) a 7.0% net investment rate. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. In January 2009, our board of directors revised the original assumptions of the replacement reserve and we estimate that our annual replacement reserve for the year ending December 31, 2009 will be approximately $7.8 million for replacing our vessels at the end of their useful lives. The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications which we estimate to be $28.5 million for Panamax vessels and $45.3 million for Capesize vessels; (ii) a 25-year useful life; and (iii) a 5.0% net investment rate. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all or our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than the Navios TBN I, Navios TBN II and our options to purchase Navios Prosperity and Navios Aldebaran, which we currently charter-in), we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreement with Navios Holdings, we will have the opportunity to purchase additional drybulk vessels from Navios Holdings when those vessels are fixed under charters of three or more years upon their expiration of their current charters or upon completion of their construction. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.

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

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2008:

	Payments due by year
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

Loan obligations(1)	$40,000	—	$55,297	$139,703	$235,000
Operating lease obligations(2)	$9,864	$19,728	$19,755	$7,599	$56,946
Committed vessel purchase(3)	$130,000	—	—	—	$130,000

Total contractual obligations	$179,864	$19,728	$75,052	$147,302	$421,946

(1)	Represents amounts drawn under as per our June 2008 amended credit facility. This amended credit facility provides borrowing for up to $295.0 million. Such facility was further amended in January 2009 in which $40.0 million of loan outstanding was paid on February 9, 2009. Amounts do not include interest costs associated with them, which are based on a margin ranging from 1.25% to 2.25%, as amended. The amended facility also requires a total of $12.5 million in cash reserve balance to be maintained as December 31, 2009.

(2)	These amounts reflect future minimum commitments under our charter-in contracts, net of commissions. As of December 31, 2008, we had entered into a charter-in agreement for two of our vessels (Navios Prosperity and Navios Aldebaran). Navios Prosperity is chartered-in for seven years with options to extend for two one-year periods. We have the option to purchase Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($42.1 million based on the exchange rate at December 31, 2008), declining pro rata by 145 million Japanese Yen ($1.60 million based on the exchange rate at December 31, 2008) per calendar year. Navios Aldebaran is a chartered-in vessel starting from March 17, 2008 for seven years with options to extend for two one-year periods. The purchase option price is initially 3.6 billion Japanese Yen ($40.0 million based on the exchange rate at December 31, 2008) declining pro rata by 150 million Japanese Yen ($1.65 million based on the exchange rate at December 31, 2008) per calendar year.

(3)	Consists of the purchase price of $130.0 million for Navios TBN I which is anticipated to be delivered in June 2009 and paid for through additional borrowing from the existing credit facility and issuance of additional common units or other equity securities.

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

Impairment of Long Lived Assets

Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

During the fourth quarter of fiscal 2008, management concluded that events occurred and circumstances had changes, which may indicate the existence of potential impairment of Navios Partners’ long-lived assets. These indicators included a significant decline in Navios Partners’ stock price, continued deterioration in the spot market, and the related, impact the current drybulk sector has on management’s expectation for future revenues. As a result, an interim impairment assessment of long-lived assets was performed. Unless these indicators improve, it is likely that an interim impairment analysis will be required to be performed in future quarters.

The interim testing was a review of the undiscounted projected net operating cash flows for each vessel compared to the carrying value. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: earnings, dry docking off-hire costs and operating expenses. Earnings assumptions were based on time charter rates and forward market rates for future periods where the vessels are not yet fixed. The assumed charter rates for Panamax ranged from $13 to $14 per day to $24 per day for Capesize. Operating expenses per day of $4 and $5 were used for each owned Panamax vessels and the Capesize vessel, respectively, until November 2009, bearing an annual increase of 5% thereafter. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows exceeded the carrying value. A material impairment charge would occur, if the management forecasted charter rates for Panamax vessels fell between $10 to $12 per day and for Capesize below $13 for the remaining lives of the vessels.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Partners to material impairment charges in the future.

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

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this standard is not expected to have a material effect on the consolidated financial statements. This statement was effective for Navios Partners for the fiscal year beginning on January 1, 2008 and it did not have a material affect on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements.” The adoption of this standard is not expected to have a material effect on the consolidated financial statements. This statement was effective for Navios Partners for the fiscal year beginning on January 1, 2008 and it did not have a material affect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R will be effective for Navios Partners for fiscal year beginning on January 1, 2009. Navios Partners is currently evaluating the potential impact of the adoption of FAS 141R on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement — amendments of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement will be effective as of January 1, 2009. Navios Partners is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statements.

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 did not have a material effect on the consolidated financial statements of Navios Partners.

In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 does not have a material effect on the consolidated financial statements of Navios Partners.

In March 2008, the FASB issued its final consensus on “Issue 07-4 — Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 will be effective for Navios Partners for the fiscal year beginning on January 1, 2009 and the application of the guidance would be accounted for as a change in accounting principle through retrospective application. Early application would not be permitted. Navios Partners is currently evaluating the potential impact, if any, of the adoption of Issue 07-4 under FASB Statement No. 128 on its consolidated financial statements.

In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for Navios Partners for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not expected to have material effect on the consolidated financial statements of Navios Partners.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management:

Name	Age	Position

Angeliki Frangou	43	Chairman of the Board, Chief Executive Officer and Director
Michael E. McClure	62	Chief Financial Officer
George Achniotis	43	Executive Vice President-Business Development and Director
Shunji Sasada	50	Director
Leonidas Korres	32	Director (Class III)
Efstathios Loizos	46	Director (Class II)
Robert Pierot	50	Director (Class I)
John Karakadas	46	Director (Class I)

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 85 Akti Miaouli Street, 185 38 Greece.

Angeliki Frangou was appointed our Chairman and Chief Executive Officer in August 2007. Ms. Frangou has been Navios Holdings’ Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios Holdings by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE. Ms. Frangou has been the Chief Executive Officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece, that specializes in the management of dry cargo vessels of various types and sizes, since she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser

Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, up to July 2005. Ms. Frangou is the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, a New York Stock Exchange listed company as of June 2008. Ms. Frangou is also the chairman of the board of IRF European Finance Investments Ltd., listed in AIM of the London Stock Exchange. She was also chairman of the board of directors of Proton Bank, based in Athens, Greece, from June 2006 until September 2008. Ms. Frangou is a member of the Mediterranean Committee of China Classification Society, a member of the Hellenic and Black Sea Committee of Bureau Veritas and member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a masters degree in mechanical engineering from Columbia University.

Michael E. McClure was appointed our Chief Financial Officer in August 2007. Mr. McClure has been Senior Vice President — Corporate Affairs of Navios Holdings since April 12, 2007. Prior to that date, Mr. McClure was Chief Financial Officer of Navios Holdings from October 1, 2005 to April 12, 2007. Mr. McClure joined Navios Holdings in 1978, at which time he served as Manager of Financial Analysis and then Director of South American Transportation Projects, which included Navios Holdings’ owned port facility in Uruguay and its commercial leads in Venezuela and Columbia. He is a board member of The Baltic Exchange and the prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure graduated from St. Mary’s college with B.A. and Marquette University, Milwaukee, Wisconsin, with a M.B.A.

George Achniotis was appointed to our Board of Directors in August 2007 and he has been our Senior Vice President-Business Development since February 2008. Mr. Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President — Business Development of Navios Holdings from August 2006 to April 2007. Prior to joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006.

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada has been Chief Operating Officer of Navios Holdings since July 2007. Prior to July 2007, Mr. Sasada was Senior Vice President — Fleet Development of Navios Holdings from October 1, 2005 to July 2007. Mr. Sasada joined Navios in May 1997. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business.

Leonidas Korres was appointed to our Board of Directors in October 2007. Mr. Korres has served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic since October 2005. From April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and served as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. Prior to his appointment as an advisor to the Minister of Economy and Finance of the Hellenic Republic, Mr. Korres worked as Senior Financial Advisor for KPMG Corporate Finance from 2002 to 2004. From May 2003 to December 2006, he also served as a chairman of the board of directors of the Center for Employment and Entrepreneurship Non Profit Company. Mr. Korres is currently a member of the board of directors and the audit committee of Hellenic Telecommunications Organization S.A an Athens and New York Stock Exchange listed company and member of the board of directors of Hellenic Olympic Properties S.A., the company responsible for the exploitation of the Olympic venues. He holds a bachelor’s degree in Economics from the Athens University of Economics and Business and a master’s degree in Finance from the University of London.

Efstathios Loizos was appointed to our Board of Directors in October 2007. Since 2005, Mr. Loizos has served as the President of the International Packaging Association and has been the Vice President of the board of directors of the Hellenic Association of Steel Packaging Manufacturers. Mr. Loizos has served as the

General Manager and a member of the board of directors of Elsa S.A., a Greek steel packaging company and has been the Vice Chairman of the board of directors of Atlas S.A., one of its affiliates. In October 2008, Mr. Loizos joined the Managing Team of ION S.A. a leading Greek chocolate & cocoa group of companies and has been appointed Joint Managing Director of MABEL S.A. one the affiliated companies of the group. Finally, he is one the founders and Vice Chairman of the Board of Directors of the recently formed company Facility Plus which is engaged in the field of property & facility management. Mr. Loizos received a Matrise en sciences economiques from the University of Strasbourg and an M.B.A. in finance from New York University.

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of ocean-going vessels, ranging from large bulk carriers and tankers to vessels used to service offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. From 1987 to 2007, Mr. Pierot served as President of Pierot Enterprise, a family investment firm, and one of the founding shareholders of Chiles Offshore. Mr. Pierot was one of the original members of the board of directors of Chiles Offshore. Mr. Pierot is also a member of the board of directors of the Hellenic-American Chamber of Commerce, a position he has held since 1980.

John Karakadas was appointed to our Board of Directors in October 2007. Since April 2007, Mr. Karakadas has served as Executive Director (currently Deputy CEO) of Marfin Investment Group; an Athens Exchange listed Investment Company. Mr. Karakadas currently serves as Chairman and Chief Executive Officer of SingularLogic, a South East European software vendor and information technology services provider listed on the Athens Exchange. Previously, Mr. Karakadas has also served on the board of directors of IRF European Finance Investments Ltd., a London Stock Exchange listed company, and since 2004, he has served on the board of directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the Managing Director of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a BBA in Industrial Management from Kent State University.

B.	Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse Navios ShipManagement and certain affiliates for expenses incurred pursuant to the management agreement and administrative services agreement we entered into with Navios ShipManagement. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. For the period after the closing of the IPO on November 16, 2007 to December 31, 2007 and for the year ended December 31, 2008 no amounts were paid to the General Partner.

Officers Compensation

We and our General Partner were formed in August 2007.  Because our Chief Executive Officer and our Chief Financial Officer are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers after the closing of the IPO. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the period from November 16, 2007 to December 31, 2007 and for the year ended December 31, 2008, the fee charged by the Manager for administrative services was $161,000 and $1.5 million, respectively.

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

For the year ended December 31, 2008, the aggregate annual compensation paid to our current non-management executive directors was approximately $160,000 and $100,000 was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

For the period after the closing of the IPO on November 16, 2007 to December 31, 2007, the aggregate annual compensation paid to our current non-management executive directors was approximately $32,000, whereas no amount was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

C.	Board Practices

Our partnership agreement provides that our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our General Partner, Navios GP L.L.C., is wholly owned by Navios Holdings. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our executive officers and three of our directors also are executive officers, directors and/or affiliates of Navios Holdings and our Chief Executive Officer is also the Chairman and Chief Executive Officer of Navios Acquisition.

Our board of directors consists of seven members appointed by Navios Holdings. Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our general partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as the Class I elected directors and will serve until our annual meeting of unitholders in 2009, one of the four directors were designated as the Class II elected director and will serve until our annual meeting of unitholders in 2010 and the remaining director was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2011. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

The three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our conflicts committee are Messrs. Efstathios Loizos, John Karakadas and Leonidas Korres.

In addition, we have an audit committee of three independent directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our initial audit committee comprised of Messrs. Efstathios Loizos, John Karakadas and Leonidas Korres and our audit committee financial expert is Mr. Loizos.

Employees of Navios ShipManagement, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Michael E. McClure, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition. While the amount of time each of them allocate between our business and the business of Navios Holdings and Navios Acquisition varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

Our officers and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios Holdings and Navios Acquisition. We intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Our General Partner owes a fiduciary duty to our unitholders, subject to limitations. Our General Partner is liable, as General Partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our General Partner.

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

Employees of Navios ShipManagement, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement; therefore Navios Partners does not employ additional staff.

Navios Holdings crews its vessels primarily with Greek officers, Ukrainian, Polish and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to Navios ShipManagement by local crewing agencies. The crewing agencies handle each seaman’s training, travel, and payroll. Navios requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios ShipManagement also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7 — Major Unitholders and Related Party Transactions”.

E.	Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of February 25, 2009, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of April 25, 2009 (60 days after February 25, 2009) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on 21,686,998 units, representing all outstanding common units (13,631,415), subordinated units (7,621,843) and general partner units (433,740). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders in based on information delivered to us.

Identity of Person or Group

		Percentage of		Percentage of	Percentage of
	Common	Common		Subordinated	Total Common and
	Units	Units	Subordinated	Units	Subordinated
	Owned	Owned	Units Owned	Owned	Units Owned
Angeliki Frangou(1)(2)	500,000	3.7%	—	—	2.3%
Michael E. McClure	*	*	—	—	*
George Achniotis	*	*	—	—	*
Robert Pierot	*	*	—	—	*
Shunji Sasada	*	*	—	—	*
Leonidas Korres	*	*	—	—	*
Efstathios Loizos	*	*	—	—	*
John Karakadas	*	*	—	—	*
All directors and officers as a group (8 persons)(2)(3)	595,000	4.4%	—	—	2.7%

*	Less than 1%

(1)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.

(2)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou. In addition, Ms. Frangou is Navios Holdings President and Chief Executive Officer, and Mr. McClure is Navios Holdings’ Senior Vice President — Corporate Affairs.

(3)	Each director, executive officer and key employee, other than Ms. Frangou, beneficially owns less than one percent of the outstanding common and subordinated units.

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership as of February 24, 2009, of our common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 24, 2009 (60 days after February 24, 2009) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on 21,686,998 units, representing all outstanding common units (13,631,415), subordinated units (7,621,843) and general partner units (433,740).

					Percentage of
	Common Units Beneficially		Subordinated Units		Total Common and
	Owned		Beneficially Owned		Subordinated Units
	Number	Percentage	Number	Percentage	Beneficially Owned

Name of Beneficial Owner
Navios Holdings(1)(2)	3,131,415	23.0%	7,621,843	100%	49.6%
Neuberger Berman Inc.(3)	1,665,980	12.22%	—	—	7.7%
Kayne Anderson Capital Advisors, L.P.(4)	981,664	7.2%	—	—	4.5%
Lehman Brothers Holdings Inc.(5)	879,935	6.5%	—	—	4.1%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings.

(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Ted Petrone, Spyridon Magoulas, John Stratakis, Rex Harrington and Allan Shaw.

(3)	Owners of Neuberger Berman, LLC and Neuberger Management, Inc. that are both sub-adviser and investment manager, respectively, of Neuberger Berman’s various mutual funds. Based on a Schedule 13G/A filed on February 11, 2009 with the SEC.

(4)	Based on a Schedule 13G filed on February 11, 2009 with the SEC and reporting the units are owned by investment accounts managed by Kayne Anderson Capital Advisors, L.P.

(5)	Based on Schedule 13G/A filed on February 13, 2008 with the SEC and reporting Lehman Brothers Holdings Inc. as the owner of various entities that beneficially own the reported shares.

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

Navios Holdings, the sole member of our General Partner, owns 7,621,843 subordinated units and 3,131,415 common units representing a 49.6% limited partner interest in us based on all outstanding limited, subordinated and general partner units. In addition, our General Partner owns a 2.0% general partner interest in us and all of our incentive distribution rights. Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

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

Share Purchase Agreement for Navios Aurora I

On April 30, 2008, we entered into a share purchase agreement with a wholly-owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Aurora I, for a purchase price of $79.9 million, consisting of $35.0 million cash and the issuance of 3,131,415 common units. On July 1, 2008, we issued 3,131,415 common units to Navios Holdings for the acquisition of Navios Aurora I, and 63,906 general partnership units in exchange for the contribution received from the General Partner to maintain its 2% general partner interest in Navios Partners.

Registration Rights Agreement

On April 30, 2008, in connection with the share purchase agreement for Navios Aurora I, we entered into a registration rights agreement with a wholly-owned subsidiary of Navios Holdings pursuant to which that subsidiary has the right, subject to some conditions, to require us to file one or more registration statements covering the resale of the common units issued in connection with the acquisition of the Navios Aurora I.

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

In addition, under the omnibus agreement we agreed, and caused our subsidiaries to agree, to acquire, own, operate or charter Panamax or Capesize drybulk carriers with charters of three or more years only (any vessels that are not Panamax or Capesize drybulk carriers will in the following be referred to as the “Non-Panamax and Non-Capesize Drybulk Carriers”). This restriction will not:

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

Similar Agreement with Navios Maritime Acquisition Corporation

On July 1, 2008, Navios Acquisition, an affiliate of Navios Holdings, consummated its initial public offering. Navios Acquisition is a blank check company formed to acquire assets or operating businesses in the marine transportation and logistics industry, with a primary focus outside of the drybulk shipping sector. In connection with the initial public offering of Navios Acquisition, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our omnibus agreement, we have entered into a business opportunity right of first refusal agreement, which provides that, commencing on June 25, 2008 and extending until the earlier of the consummation of an initial business combination by Navios Acquisition or its liquidation, we, Navios Holdings and Navios Acquisition will share business opportunities in the marine transportation and logistics industries as follows:

•	Navios Acquisition will have the first opportunity to consider any business opportunities outside of the drybulk shipping sector.

•	Navios Holdings will have the first opportunity to consider any business opportunities within the drybulk shipping sector, with the exception of any Panamax or Capesize drybulk carrier under charter for three or more years it might own.

•	We have the first opportunity to consider an acquisition opportunity relating to any Panamax or Capesize drybulk carrier under charter for three or more years.

Decisions by Navios Acquisition to release Navios Holdings and us to pursue any corporate opportunity outside of the drybulk sector will be made by a majority of Navios Acquisition’s independent directors.

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

The initial term of the management agreement is until November 2009, with respect to each vessel in our initial fleet. Pursuant to the terms of the management agreement, we pay Navios ShipManagement a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009. This fixed daily fee covers all of our vessel operating expenses, including the cost of special surveys, other than certain extraordinary fees and costs. During the remaining period from November 16, 2009 to November 16, 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses are determined in a manner consistent with how the initial $4,000 and $5,000 fixed fees were determined.

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

In addition to the fixed daily fees payable under the management agreement, the management agreement provides that Navios ShipManagement is entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of Navios ShipManagement;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of Navios

ShipManagement, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or Navios ShipManagement due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and Navios ShipManagement as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

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

Administrative Services Agreement

At the closing of the IPO, we entered into an administrative services agreement with Navios ShipManagement, pursuant to which Navios ShipManagement has agreed to provide certain administrative management services to us. The agreement has an initial term expiring in November 2012.

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

Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.

In connection with the IPO, we entered into a common unit purchase agreement with Amadeus Maritime S.A. (“Amadeus Maritime”), a corporation wholly-owned by Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, pursuant to which we sold 500,000 common units to Amadeus Maritime at a price per unit equal to the public offering price.

Other

Vessel Acquisitions.

On July 1, 2008, Navios Partners acquired from Navios Holdings, the vessel Navios Aurora I for a purchase price of $79.9 million, consisting of $35.0 million in cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35.

General and Administrative expenses

Prior to the IPO, Navios ShipManagement, a wholly-owned subsidiary of Navios Holdings, provided Navios Holdings’ vessels, including our vessels, with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a fixed monthly fee per vessel of $15,000 in 2007 and $16,667 in 2006. Such fee was adjusted at the end of the year, where Navios ShipManagement’s remaining profit or loss is reallocated to the managed vessels, based on the managed days per vessel. Navios ShipManagement was responsible for managing all cash transactions of Navios Partners, as it did not maintain any cash accounts. Navios ShipManagement paid any costs relating to the operation of Navios Holdings’ vessels, including our vessels. Furthermore, all revenues from the vessels operations were directly deposited to the manager’s bank accounts. Total general and administrative expenses for the years ended December 31, 2006, 2007 and 2008 amounted to $0.7 million, $1.2 million and $1.5 million ,respectively.

Management fees:

After the closing of the IPO, pursuant to the management agreement dated November 16, 2007, Navios ShipManagement provides commercial and technical management services to our vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are until November 16, 2009, whereas the initial term of the agreement is until November 16, 2012. Total management fees for the years ended December 31, 2006, 2007 and 2008 amounted to $0 million, $0.9 million and $9.3 million, respectively.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy is affected by restrictions on distributions under our existing revolving credit facility that we entered into in connection with the closing of the IPO. Specifically, our revolving credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facility or if we are otherwise in default under our credit facility, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $30.4 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our the existing revolving credit agreement.

During the year ended December 31, 2008 the aggregate amount of cash distribution paid was $24.6 million.

On January 21, 2009, the board of directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2008 of $0.40 per unit. The distribution was paid on February 9, 2009 to all holders of record of common, subordinated and general partner units on February 12, 2009. The aggregate amount of the paid distribution was $8.7 million.

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

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage
		Interest in Distributions
		Common and
	Total Quarterly Distribution	Subordinated	General
	Target Amount	Unitholders	Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9.	The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2008	$18.85	$3.36
December 31, 2007*	$19.45	$17.40
Quarter Ended:
March 31, 2009 (through February 25, 2009)	$8.54	$6.39
December 31, 2008	$8.08	$3.36
September 30, 2008	$14.35	$6.97
June 30, 2008	$16.74	$13.76
March 31, 2008	$18.85	$13.83
December 31, 2007*	$19.45	$17.40
Month Ended:
February 28, 2009 (through February 25, 2009)	$8.54	$6.40
January 31, 2009	$8.49	$6.39
December 31, 2008	$7.14	$4.13
November 30, 2008	$7.74	$3.36
October 31, 2008	$8.08	$4.96
September 30, 2008	$12.86	$6.97

(*)	Period beginning November 13, 2007

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on November 14, 2007: “The Partnership Agreement,” “Description of the Common Units — The Units,” Conflicts of Interest and Fiduciary Duties”, “How we make Cash Disrtributions” and “Our Cash Distribution Policy and Restrictions on Distributions.”

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19. Please read “Item 5. Operating and Financial Review and Prospects - Trends and Factors Affecting Our Future Results of Operations — Liquidity and Capital Resources — Revolving Credit Facility” for a summary of certain contract terms

•	Agreement, dated November 15, 2007 for a $260,000,000 Revolving Credit Facility between Navios Maritime Partners L.P., Commerzbank AG and DVB Bank AG.

•	Supplemental Agreement dated June 25, 2008, by and among Navios, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007.

•	Supplemental Agreement dated January 30, 2009, by and among Navios, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by an agreement dated June 25, 2008) for a loan facility of up to US$295,000,000

•	Omnibus Agreement with Navios Holdings, Navios Operating LLC and Navios GP L.L.C. dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement with Navios ShipManagement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement with Navios ShipManagement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	First Contribution and Conveyance Agreement with Navios GP L.L.C., Navios Operating LLC and Navios Maritime Holdings dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Second Contribution and Conveyance Agreement with Navios GP L.L.C., Navios Operating LLC and Navios Maritime Holdings Inc. dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Share Purchase Agreement for Navios TBN I dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Share Purchase Agreement for Navios TBN II dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A. dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Share Purchase Agreement for Navios Aurora I dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Registration Rights Agreement dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, for investment purposes). The following discussion does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., banks or other financial institutions, insurance companies, broker-dealers, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, to partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners or to persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. Each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns less than 10.0% of our common units and that:

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

Distributions

Subject to the discussion below of the rules applicable to passive foreign investment companies, or PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. For U.S. foreign tax credit purposes, dividends received with respect to the common units will be treated as foreign source income and generally will be treated as “passive category income.”

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2010), provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on or after January 1, 2011, will be taxed at rates applicable to ordinary income.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

In addition, under legislation proposed in the U.S. Congress, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received from a non-U.S. corporation, if the non-U.S. corporation is created or organized under the laws of a foreign country that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on corporations organized under its laws, it is likely that, if this legislation were enacted, the preferential tax rates imposed on qualified dividend income would no longer be applicable to dividends received from us. Legislation has also been proposed that, if enacted, would limit the preferential tax rate to dividends paid on or before December 31, 2008. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether any of this legislation will be enacted.

Sale, Exchange or other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (Please read “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

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

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we believe that we will not be a PFIC with respect to any taxable year. Our U.S. counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., is of the opinion that (1) the income we receive from time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceeds 50% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

Our counsel’s opinion is based principally on its conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

Our counsel believes that there is substantial legal authority supporting our position consisting of the Code, legislative history, case law and IRS pronouncements concerning the characterization of income derived from time charters as services income. However, there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue. The opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, there is a possibility that the IRS or a court could disagree with this position and the opinion of our counsel. Although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), he must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within his taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder,”) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non- Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non- Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder”. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

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

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the registration, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of any debt securities.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Reeder & Simpson P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES.

F.	Dividends and paying agents

Not applicable

G.	Statements by experts

Not applicable

H.	Documents on Display

We file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-300 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. Dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. Dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. Dollar increases in value. For example, during the year ended December 31, 2008 the value of U.S. Dollar increased by approximately 4.4% as compared to the Euro.

Interest Rate Risk

Borrowings under our credit facility bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2008, we paid interest on our outstanding debt at a weighted average interest rate of 4.2%. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2008 by $2.1 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2008, we have seven charter counterparties and some of the major ones are Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co.Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7% respectively, of total revenues. For the year ended December 31, 2007, Cargill International S.A., The Sanko Steamship Co.Ltd., Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime accounted for approximately 30.2%, 22.0%, 17.7% and 13.9% respectively, of total revenues and for the year ended December 31, 2006, four customers (Cargill International SA, Mitsui O.S.K. Lines, Ltd., American Bulk Transport, Inc. and Cosco Bulk Carrier Co., Ltd.) accounted for 42.9%, 25.0%, 10.2% and 10.1% of our revenue, respectively. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

In addition we have insured each of our charter-out contracts, for the length of the entire agreement, through a double “AA+” rated European Union governmental agency. If the charterer goes into payment default under the terms of the policy the insurance company will reimburse the losses for the remaining term of the charter-out contract.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Unitholders and Use of Proceeds

None

Item 15.	Controls and Procedures

A.	Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2008.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

B.	Management’s annual report on internal control over financial reporting

The management of Navios Partners is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Partners’ internal control system was designed to provide reasonable assurance to Navios Partners’ management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2008, Navios Partners’ internal control over financial reporting is effective based on those criteria.

Navios Partners’ independent registered public accounting firm has issued an attestation report on Navios Partners’ internal control over financial reporting.

C.	Attestation report of the registered public accounting firm

Navios Partners’ independent registered public accounting firm has issued an audit report on Navios Partners’ internal control over financial reporting. This report appears on Page F-2 of the consolidated financial statements.

D.	Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, Navios Partners’ internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

Navios Partners’ Audit Committee consists of three independent directors, Leonidas Korres, Efstathios Loizos and John Karakadas. The Board of Directors has determined that Efstathios Loizos qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr Loizos is a CPA and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners’ Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C.	Principal Accountant Fees and Services

Audit Fees and Audit-Related Fees

Our principal Accountants for fiscal year 2008 and 2007 were PricewaterhouseCoopers S.A. The audit fees for the audit of the year ended December 31, 2008 was $0.3 million and the audit related fees were $nil. The audit fees for the audit of the year ended December 31, 2007 was $0.3 million and the audit related fees for the Navios Partners’ IPO and the related financial statements were $0.6 million. There was no tax, audit related, or other fees billed in 2008 and 2007.

Audit Committee

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from Navios Partners. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2008.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers

On November 16, 2007, in connection with the IPO, (a) Navios Holdings acquired 7,621,843 subordinated units, representing 41.2% limited partner interest in us, and (b) Angeliki Frangou through Amadeus Maritime S.A., a corporation owned by her, acquired 500,000 common units representing a 2.8% limited partnership interest in us. In addition our general partner which Navios Holdings owns and controls owns a 2.0% general partner interest in us and all the incentive distribution rights.

On July 1, 2008 Navios Partners issued 3,131,415 common units to Navios Holdings for the acquisition of Navios Aurora I, and 63,906 general partnership units to the General Partner in exchange for the contribution received to maintain its 2% general partner interest in Navios Partners. Currently, Navios Holdings holds 7,621,843 subordinated units and 3,131,415 common units representing a 49.6% limited partner interest in us, whereas the 500,000 common units held by Angeliki Frangou through Amadeus Maritime S.A represent a 2.3% limited partnership interest in us, based on all outstanding common, subordinated and general partner units.

Please read “Item 7 — Major Unitholders and Related Party Transactions”.

Item 16F.	Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices, except we do not have (i) a majority of independent board members, (ii) a compensation committee consisting of independent directors, (iii) a compensation committee charter specifying the purpose and responsibilities of the compensation committee, (iv) a nominating/governance committee consisting of independent directors or (v) a nominating/governance committee charter specifying the purpose and responsibilities of the nominating/governance committee. Instead, all compensation and nomination/governance decisions, other than those nominating decisions dictated by our Partnership Agreement, are currently made by a majority of our independent board members.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial information required by this Item together with the related report of Pricewaterhousecoopers S.A, Independent Registered Public Accounting Firm thereon is filed as part of this annual report on Page F-1 through F-29.

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)
1.2	First Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(1)
1.3	Certificate of Formation of Navios GP L.L.C.(1)
1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)
1.5	Certificate of Formation of Navios Operating GP L.L.C.(1)
1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)
1.7	Limited Liability Company Agreement of Navios Operating GP L.L.C.(1)
4.1	Omnibus Agreement(1)
4.2	Management Agreement with Navios ShipManagement(1)
4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)
4.4	Form of First Contribution and Conveyance Agreement(1)
4.5	Form of Second Contribution and Conveyance Agreement(1)
4.6	Form of Share Purchase Agreement for Navios TBN I(1)
4.7	Form of Share Purchase Agreement for Navios TBN II(1)
4.8	Revolving Credit and Term Loan Facility Agreement(2)
4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)
4.10	Share Purchase Agreement for Navios Aurora I(3)
4.11	Registration Rights Agreement(3)
4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(4)
4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)
8.1	List of Subsidiaries of Navios Maritime Partners L.P.
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer
23.1	Consent of PricewaterhouseCoopers S.A.

(1)	Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.

(2)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.

(3)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.

(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.

(5)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.

SIGNATURES

Navios Maritime Partners L.P., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: February 26, 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2007 AND DECEMBER 31, 2008	F-3
CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008	F-4
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008	F-5
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT, PARTNERS CAPITAL AND COMPREHENSIVE INCOME/(LOSS) FOR EACH OF THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008	F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in owners’ net investment, partners’ capital and comprehensive income/(loss) and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2008 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2008). We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
February 26, 2009

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

		December 31,	December 31,
	Notes	2007	2008

ASSETS
Current assets
Cash and cash equivalents	4	$10,095	$28,374
Restricted cash		797	—
Accounts receivable, net	5	381	313
Prepaid expenses and other current assets	6	39	371

Total current assets		11,312	29,058

Vessels, net	7	135,976	291,340
Deferred financing costs, net		1,811	1,915
Deferred dry dock and special survey costs, net		1,171	594
Favorable lease terms	8	54,784	—

Total non-current assets		193,742	293,849

Total assets		$205,054	$322,907

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	10	$570	$594
Accrued expenses	9	1,431	1,662
Deferred voyage revenue		153	2,606
Amounts due to related parties	16	4,458	1,539
Current portion of long term debt	11	—	40,000

Total current liabilities		6,612	46,401

Long term debt	11	165,000	195,000
Unfavorable lease terms	8	6,656	4,659

Total non-current liabilities		171,656	199,659

Total liabilities		178,268	246,060

Commitments and contingencies	14	—	—

Partners’ capital:
Common Unitholders (10,500,000 and 13,631,415 units issued and outstanding at December 31, 2007 and December 31, 2008, respectively)		194,265	243,639
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007 and December 31, 2008, respectively)		(159,759)	(160,092)
General Partner (369,834 and 433,740 units issued and outstanding at December 31, 2007 and December 31, 2008, respectively)		(7,720)	(6,700)

Total partners’ capital		26,786	76,847

Total liabilities and partners’ capital		$205,054	$322,907

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2006	2007	2008

Time charter and voyage revenue	15	$31,764	$50,352	$75,082
Loss on forward freight agreements		(2,923)	—	—
Time charter and voyage expenses		(1,344)	(8,352)	(11,598)
Direct vessel expenses		(5,626)	(5,608)	(578)
Management fees	16	—	(920)	(9,275)
General and administrative expenses	16	(698)	(1,419)	(3,798)
Depreciation and amortization	7,8	(8,250)	(9,375)	(11,865)
Interest expense and finance cost, net	11	(6,286)	(5,522)	(9,216)
Interest income		—	—	301
Other income		61	93	23
Other expense		(74)	(226)	(318)

Income before income taxes		6,624	19,023	28,758
Deferred income tax		—	485	—

Net income		$6,624	$19,508	$28,758

Earnings per unit (see note 18):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Net Income	$6,624	$19,508	$28,758
Consisting of net income attributable to:
Periods from November 16, 2007 to December 31, 2008	—	1,613	28,758
Periods from January 1, 2006 to November 15, 2007	6,624	17,895	—
Earnings per unit (periods from November 16, 2007 to December 31, 2008) (see Note 18):
Common unit (basic and diluted)	—	$0.15	$1.56
Subordinated unit (basic and diluted)	—	$—	$1.22
General partner unit (basic and diluted)	—	$0.09	$1.53
Earnings per unit (periods from January 1, 2006 to November 15, 2007) (see Note 18):
Common unit (basic and diluted)	$—	$—	—
Subordinated unit (basic and diluted)	$0.85	$2.30	—
General partner unit (basic and diluted)	$0.36	$0.97	—
Earnings per unit (periods from January 1, 2006 to December 31, 2008) (see Note 18):
Common unit (basic and diluted)	$—	$0.15	$1.56
Subordinated unit (basic and diluted)	$0.85	$2.30	$1.22
General partner unit (basic and diluted)	$0.36	$1.06	$1.53

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2006	2007	2008

OPERATING ACTIVITIES
Net income		$6,624	$19,508	$28,758
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7	8,252	9,375	11,865
Amortization and write-off of deferred financing cost		93	160	221
Amortization of deferred dry dock costs		465	608	578
Deferred taxation		—	(485)	—
Provision for losses on accounts receivable		211	—	—
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash		—	(797)	797
(Increase) decrease in accounts receivable		(123)	(249)	68
(Increase) decrease in prepaid expenses and other current assets		(680)	986	(332)
Increase (decrease) in accounts payable		639	(155)	24
Increase in accrued expenses		130	870	231
Increase (decrease) in deferred voyage revenue		64	(725)	2,453
Decrease in amounts due to related parties		(589)	(17,731)	(2,919)
Payments for dry dock and special survey costs		(590)	(849)	—

Net cash provided by operating activities		14,496	10,516	41,744

INVESTING ACTIVITIES:
Acquisition of vessels	7	(36,985)	—	(69,505)

Net cash used in investing activities		(36,985)	—	(69,505)

FINANCING ACTIVITIES:
Cash distribution paid	18	—	—	(24,552)
Proceeds from long term loan	11	36,960	165,000	70,000
Repayment of long term debt and payment of principal	11	(24,304)	(2,291)	—
Proceeds from issuance of common units, net of offering costs		—	192,684	—
Proceeds from issuance of general partners units		—	—	918
Cash contribution to Navios Holdings		—	(353,300)	—
Debt issuance costs		(233)	(2,514)	(326)
Owner’s investment		10,066	—	—

Net cash provided by (used in) financing activities		22,489	(421)	46,040

Increase in cash and cash equivalents		—	10,095	18,279

Cash and cash equivalents, beginning of year		—	—	10,095

Cash and cash equivalents, end of year		$—	$10,095	$28,374

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$6,164	$3,996	$9,022
Non-cash investing and financing activities:
Shares issued by Navios Holdings in connection with vessel acquisition		$5,134	$—	$—
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contracts (Navios Galaxy I in 2005 and Fantastiks in 2007)		$—	$50,579	$—
Contributions from owner (net liability of business retained by owner)		$—	$46,413	$—
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora I in July 2008		$—	$—	$44,937
Unamortized portion of favorable lease terms and purchase option capitalized to fixed assets related to the acquisition of Navios Fantastiks		$—	$—	$53,022

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT AND PARTNERS’ CAPITAL
AND COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. Dollars)

			Limited Partners				Total Partners’	Owners’ Net		Comprehensive
	General Partner		Common Unitholders		Subordinated Unitholders		Capital	Investment	Total	Income/ (Loss)
	Units		Units		Units

Balance January 1, 2006			—		—		—	$49,078	$49,078	$919
Net income	—	—	—	—	—	—	—	6,624	6,624	6,624
Owners’ Contribution:	—	—	—	—	—	—	—	—	—	—
Contributed cash in relation to vessel acquisition	—	—	—	—	—	—	—	4,570	4,570	—
Contributions in the form of shares issued in relation to vessel acquisition	—	—	—	—	—	—	—	5,134	5,134	—
Owners’ allocation of hedging loss	—	—	—	—	—	—	—	5,496	5,496	—
Other comprehensive income / (loss):	—	—	—	—	—	—	—	—	—	—
- Change in fair value of financial instruments	—	—	—	—	—	—	—	—	(2,573)	(2,573)
- Reclassification to earnings	—	—	—	—	—	—	—	—	2,573	2,573
Total comprehensive income	—		—	—	—	—	—	—	—	6,624

Balance December 31, 2006	$—	—	—	—	—	—	$—	$70,902	$70,902	$6,624

Net income	—	—	—	—	—	—	—	17,895	17,895	17,895
Contributions in the form of fair value adjustments related to charter-in contract of vessel Fantastiks	—	—	—	—	—	—	—	50,579	50,579	—
Total comprehensive income	—	—	—	—	—	—	—	—	—	17,895

Balance November 16, 2007	—	—	—	—	—	—	$—	$139,376	$139,376	$17,895

Contributions from owner (net liability of business retained by Owner)	—	—	—	—	—	—	—	46,413	46,413	—
Deemed dividend:
Net assets contributed by Navios Holdings in exchange for General Partner Units and Subordinated Units of Navios Partners	369,834	8,598	—	—	7,621,843	177,191	185,789	(185,789)	—	—
Cash remittance to Navios Holdings in exchange for contribution of net assets of Navios Partners	—	(16,350)	—	—	—	(336,950)	(353,300)	—	(353,300)	—

Total deemed dividend	—	(7,752)	—	—	—	(159,759)	(167,511)
Sale of common units, net of IPO-related expenses	—	—	10,500,000	192,684	—	—	192,684	—	192,684	—
Net income for period from November 16, 2007 through December 31, 2007	—	32	—	1,581	—	—	1,613	—	1,613	1,613

Balance December 31, 2007	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	$26,786	$—	$26,786	$1,613

Cash distribution paid	—	(513)	—	(14,436)	—	(9,603)	(24,552)		(24,552)	—
Issuance of units	63,906	918	3,131,415	44,937	—	—	45,855	—	45,855	—
Net income		615	—	18,873	—	9,270	28,758		28,758	28,758

Balance December 31, 2008	433,740	$(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	$76,847	$—	$76,847	$28,758

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 1 –	DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners”), was formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc (“Navios Holdings”). Navios GP L.L.C. (the “General Partner”), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.

In connection with the initial public offering (“IPO”) of Navios Partners on November 16, 2007 Navios Partners acquired interests in five wholly-owned subsidiaries of Navios Holdings , each of which owned a Panamax drybulk carrier (the “Initial Fleet”), as well as interests in three wholly-owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Navios Partners’ Chairman and CEO for a total estimated amount of $193,300 (see note 3), plus (b) $160,000 of the $165,000 drawn under Navios Partners’ revolving credit facility entered into in connection with the IPO (see note 11), (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.

On July 1, 2008 Navios Partners issued 3,131,415 common units to Navios Holdings for the acquisition of Navios Aurora I, and 63,906 general partnership units to the General Partner in exchange for the contribution received from the General Partner to maintain its 2% general partner interest in Navios Partners. As a result, Navios Holdings currently owns a 51.6% interest in Navios Partners, including the 2% general partner interest.

On or prior to the closing of the IPO, Navios Partners entered into the following agreements: (a) a share purchase agreement pursuant to which Navios Partners acquired the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel which is expected to occur in June 2009; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; (c) a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

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

The financial statements for the periods prior to the IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the five vessel-owning subsidiaries of Navios (collectively, the “Company”) that owned the Initial Fleet prior to the IPO. These consolidated financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

of Navios Holdings. The financial statements for periods after the IPO are referred to as those of the Navios Partners.

The financial statements for the periods prior to Navios Partners’ IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the Company. These consolidated financial statements have been presented using the historical carrying costs of the five vessel-owning subsidiaries for all periods presented as each vessel-owning company was under common control of Navios Holdings. Subsidiaries of Navios Holdings are collectively referred to as “Navios Holdings”.

(b)	Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. The consolidated financial statements as of December 31, 2007 and 2008 and for the period from November 16, 2007 to December 31, 2007 and for the year ended December 31, 2008 reflect Navios Partners’ consolidated financial position, results of operations and cash flows while all other periods presented are for the Company’s financial position prior to the IPO (see note 3). All significant inter-company balances and transactions have been eliminated in Navios Partners’ and the Company’s consolidated financial statements.

Subsidiaries:  Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2006	2007	2008

Libra Shipping Enterprises Inc	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/5 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	3/23 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Aurora I	Marshall Is	—	—	7/1 – 12/31
Chartered-in vessel	Navios Galaxy I	—	1/1 – 3/22	—	—
Prosperity Shipping Corporation (*)	Navios Prosperity	Marshall Is.	—	11/16 – 12/31	1/1 – 12/31
Chartered-in vessel	Navios Prosperity	—	—	6/19 – 11/15	—
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	—	11/16 – 12/31	1/1 – 12/31
Chartered-in vessel	Fantastiks	—	—	2/2 – 11/15	—
Aldebaran Shipping Corporation (*)	Navios Aldebaran	Marshall Is.	—	—	3/17 – 12/31
Navios Maritime Partners L.P	N/A	Marshall Is	—	11/16 – 12/31	1/1 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is	—	11/16 – 12/31	1/1 – 12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

(**)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks, which was renamed to Navios Fantastiks on May 2, 2008.

In the consolidated financial statements the vessel-owning entities prior to the IPO were party to centralized treasury arrangements with a related party management company through each of their

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

management agreements. Under this agreement, the management company received all revenue and other cash inflows and paid all expenses and other cash outflows for and on behalf of the entities which were funded by Navios Holdings. All cash flows presented in the consolidated statements of cash flows prior to the IPO represented movements under the centralized treasury arrangements. For the period after the IPO, cash transactions including revenue received, expenses paid and any other cash inflow or outflow related to Navios Partners’ business, are funded by Navios Partners.

The Company’s financial statements included the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization and forward freight agreements, which had been allocated to the Company on the following basis:

•	Loans and related interest expense. The credit facility assumed by Navios Holdings, included specific tranches relating to the acquisitions of the Company’s vessels. Those tranches together with the respective interest expense had been allocated to consolidated financial statements. Prior to the IPO the Company’s vessels were used as collateral for the assumed debt (see note 11).

•	Deferred finance fees and related amortization. As noted above, the loans related to the acquisition of vessels had been divided into tranches and reflected in the Company’s financial statements based on specific identification. Similarly, each tranche of the loans had identifiable fees and expenses associated with it. Accordingly, the deferred financing costs of the tranches relating to the purchase of the Company’s vessels, together with the respective amortization, had also been allocated to the Company’s financial statements based on specific identification.

•	Forward freight agreements (“FFAs”). Navios Holdings traded FFAs as economic hedges to cover its exposure to freight rates. During 2006 certain FFAs related to specific vessels and specific future periods in which the vessels had no employment initially qualified for hedge accounting treatment. For such FFAs, where the vessel was identifiable and the FFA trade was performed to specifically cover the vessel’s exposure on the freight market for a specific period, allocation of the hedging results had been made to the respective vessels. The hedge accounting results reflected in these consolidated financial statements related to FFAs contracted by Navios Holdings in connection with two of the Company’s vessels during the periods presented. It is Navios Partners’ policy not to trade FFAs, therefore during 2007 and 2008 no FFAs were traded.

Prior to the closing of the IPO, Navios Partners entered a new revolving credit facility (see note 11) in order to finance the acquisition of the capital stock of Navios Holdings’ eight wholly-owned subsidiaries. Navios Partners’ vessels are secured by first preferred mortgages. Loan balance, deferred finance fees and related amortization are recorded in the accompanying consolidated financial statements of 2007 and 2008.

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash consists of cash retention accounts which are restricted for use as general working capital, unless such balances exceed installment and interest payments due to lenders. As of December 31, 2007 and 2008 the restricted cash held in retention accounts was $797 and $0, respectively.

(f)	Accounts Receivable Trade, net: The amount shown as accounts receivable-trade, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2007 and 2008 was $100, respectively.

(g)	Insurance claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. As provided in the management agreement, adjustments and negotiations of settlements of any claim damages which are recoverable under insurance policies are managed by the Manager. Navios Partners pays the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range.

(h)	Vessels, net: Vessels owned by Navios Partners are recorded at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs prior to the IPO were expensed as incurred. After the IPO, pursuant to the management agreement such costs are included in the daily fee of $4 for Panamax vessels and $5 for Capesize vessels that Navios Partners pays to the Manager and are also expensed as incurred,. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. The useful life of the vessels is estimated to be 25 years from the vessel’s original construction. However when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. For the years ended December 31, 2006, 2007 and 2008 amortization was $465, $608 and $578 respectively.

(j)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

During the fourth quarter of fiscal 2008, management concluded that events occurred and circumstances had changes, which may indicate the existence of potential impairment of Navios Partners’ long-lived assets. These indicators included a significant decline in Navios Partners’ stock price, continued deterioration in the spot market, and the related, impact the current drybulk sector has on management’s expectation for future revenues. As a result, an interim impairment assessment of long-lived assets is performed. Unless these indicators improve, it is likely that an interim impairment analysis will be required to be performed in future quarters.

The interim testing was a review of the undiscounted projected net operating cash flows for each vessel compared to the carrying value. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: earnings, depreciation, dry docking off-hire costs and operating expenses. Earnings assumptions were based on time charter rates and forward market rates for future periods where the vessels are not yet fixed. The assumed charter rates for Panamax per day ranged from $13 to $14 and $24 per day for Capesize. Operating expenses per day of $4 and $5 were used for each owned Panamax vessels and the Capesize vessel, respectively, until November 2009, bearing an annual increase of 5% thereafter. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows exceeded the carrying value. A material impairment charge would occur, if the management forecasted charter rates for Panamax vessels fell between $10 per day to $12 and for Capesize below $13 for the remaining lives of the vessels.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Partners to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(k)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. The unamortized deferred financing cost related to the Company just prior to the IPO which amounted to $1,066 was not assumed by Navios Partners. In connection with the IPO, Navios Partners entered into a new loan facility of $165,000 to finance the acquisition of the vessel-owning subsidiaries (see note 11) and in 2008 borrowed another $70,000 to finance the acquisition of two additional vessels. The financing cost related to this loan facility originally amounted to $1,835 and in 2008 Navios Partners paid another $326. The unamortized balance of $1,811 and $1,915 has been included in “Deferred financing costs” in the consolidated balance sheet as of December 31, 2007 and 2008, respectively.

(l)	Intangible assets: Navios Partners’ intangible assets and liabilities consist of favorable lease terms (including purchase options) and unfavorable lease terms.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

As of December 31, 2007 the intangible asset of $52,874 associated with the favorable lease terms relates to the charter-in contract of Fantastiks acquired from Kleimar N.V. (“Kleimar”) in February 2007. The liability associated with unfavorable lease terms of $8,486 relates to the charter — out contract of Fantastiks. Also included in the favorable lease term is an amount of $6,677 related to the purchase option for the vessel Fantastiks. This amount is not amortized and as the purchase option is exercised, the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

The amortizable value of favorable leases would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statement of income for each of the years ended December 31, 2006, 2007 and 2008 were $(16), $0 and $0, respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, “Accounting for Contingencies,” as interpreted by the FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss,” if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will provide the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the clubs regarding supplementary calls. For Navios Partners, services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4 for each Panamax vessel and $5 for each Capesize vessel.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

(p)	Revenue and Expense Recognition:

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

Forward Freight Agreements (FFAs):  Navios Holdings traded FFAs as economic hedges to cover its exposure to freight rates. During 2006, certain FFAs relating to specific vessels and specific future periods in which the vessels had no employment initially qualified for hedge accounting treatment. FFAs initially qualified for hedge accounting, where the vessel was identifiable and the FFA trade was performed to specifically cover the vessel’s exposure on the freight market for a specific period, were allocated to the respective vessels. There were two vessels of the Company which qualified for hedge accounting and were properly reflected in the consolidated financial statements. Realized gains or losses from these FFAs were recognized in earnings concurrent with cash settlements on a monthly basis. In addition, on a quarterly basis, the FFAs were “marked to market” to determine the fair values which generate unrealized gains or losses; see Note (q) below. It is Navios Partners’ policy not to trade FFAs, therefore no FFAs were traded during 2007 and 2008.

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

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Management fees:  Pursuant to the management agreement dated November 16, 2007, the Manager provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and of $5 per owned Capesize vessel. These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fee in the consolidated statement of income. The daily fee rates are fixed for a period of two years whereas the initial term of the management agreement is five years commencing from November 16, 2007.

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

(q)	Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management:  Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk:  Navios Partners closely monitors its exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

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

Accounting for derivative financial instruments and hedge activities:  Navios Holdings traded FFAs as economic hedges to cover its exposure to freight rates. During 2006 certain FFAs relating to specific vessels and specific future periods in which the vessels had no employment initially qualified for hedge accounting treatment. FFAs initially qualifying for hedge accounting, where the vessel was identifiable and the FFA trade was performed to specifically cover the vessel’s exposure on the freight market for a specific period, were allocated to the respective vessels. In the Company’s consolidated financial statements, hedge accounting has been allocated and reflected based on the fact that two of the vessels of the Company qualified for hedge accounting. For FFAs that initially qualified for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Other Comprehensive Income/(Loss)” in the statement of changes in owners’ net investment, while the

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

unrealized gains or losses of the FFAs no longer qualified for hedge accounting together with the ineffective portion of ones qualified for hedge accounting ($2,923 loss for the year ended December 31, 2006 and $0 for the years ended December 31, 2007 and 2008, respectively) were recorded in the consolidated statement of income under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Other Comprehensive Income/(Loss)” were reclassified to earnings under “Revenue” in the consolidated statement of income in the same period or periods during which the hedged forecasted transaction affected earnings in 2006 and no FFAs were traded subsequently. The reclassification to earnings extended until December 31, 2006, depending on the period or periods during which the hedged forecasted transactions affected earnings and commenced in the third quarter of 2006. As at December 31, 2006, 2007 and 2008, there was no balance in “Other Comprehensive Income/(Loss)” as all losses had been reclassified to earnings. Because the losses were funded directly by Navios Holdings through centralized treasury arrangements, the amount of the loss funded by Navios Holdings on behalf of the Company was treated as a capital contribution in the statement of changes in owners’ net investment and comprehensive income/(loss) in 2006. It is Navios Partners’ policy not to trade FFAs, therefore no FFAs were traded during 2007 and 2008. The Company classified cash flows related to derivative financial instrument within cash provided by operating activities in the consolidated statement of cash flows.

(r)	Taxes

Deferred taxation:  The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Income Taxes:  Navios Partners believes that substantially all of its operations are exempt from income taxes in the Marshall Islands and in the United States.

(s)	Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter commencing with the quarter ending on December 31, 2007, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Available Cash:  Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

–	provide for the proper conduct of our business (including reserve for Maintenance and Replacement Capital Expenditures)

–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Maintenance and Replacement Capital Expenditures:  Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2007 and 2008, maintenance and replacement capital expenditures reserve approved by the Board of Directors was $1,041 and $10,934, respectively.

(t)	Recent Accounting Pronouncements: In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this standard is not expected to have a material effect on the consolidated financial statements. This statement was effective for Navios Partners for the fiscal year beginning on January 1, 2008 and it did not have a material affect on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements.” The adoption of this standard is not expected to have a material effect on the consolidated financial statements. This statement was effective for Navios Partners for the fiscal year beginning on January 1, 2008 and it did not have a material affect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R will be effective for Navios Partners for fiscal year beginning on January 1, 2009. Navios Partners is currently evaluating the potential impact of the adoption of FAS 141R on the its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement — amendments of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement will be effective as of January 1, 2009. Navios Partners is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statements.

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of Navios Partners.

In March 2008, the FASB issued its final consensus on “Issue 07-4 — Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 will be effective for Navios Partners for the fiscal year beginning on January 1, 2009 and the application of the guidance would be accounted for as a change in accounting principle through retrospective application. Early application would not be permitted. Navios Partners is currently evaluating the potential impact, if any, of the adoption of Issue 07-4 under FASB Statement No. 128 on its consolidated financial statements.

In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for Navios Partners for fiscal years beginning after

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

NOTE 3 –	INITIAL PUBLIC OFFERING

On November 16, 2007, Navios Partners completed its initial public offering of 10,000,000 common units at a price of $20.00 per unit. In addition, simultaneously with the offering, Navios Partners sold 500,000 common units at a price of $20.00 per unit to a corporation owned by Navios Partners’ Chairman and Chief Executive Officer. The proceeds received by Navios Partners from the IPO and the concurrent private offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 10,500,000 units at $20.00 per unit	$210,000

Use of proceeds from sale of common units:
Underwriting discount and fees to underwriters	$(13,500)
Acquisition expenses	$(3,816)

Net IPO Proceeds	$192,684
Net book value of net assets contributed by Navios Holdings	$185,789
Less cash contributed to Navios Holdings	(353,300)
Contribution to Navios Holdings (deemed dividend)	$(167,511)

Total owners’ net investment and partners’ capital (at end of IPO)	$25,173

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

The deemed distribution calculation has taken into account the Company’s forgiveness of balances due from related parties (which was treated as a capital distribution to Navios Holdings), which occurred immediately prior to consummation of the IPO (See Note 16).

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2007	2008

Cash on hand and at banks	$10,095	$13,870
Short term deposits	—	14,504

Total cash and cash equivalents	$10,095	$28,374

As of December 31, 2007 and 2008, cash and cash equivalents consisted of Navios Partners’ cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less. Short term deposits relate to time deposit accounts held in bank for general financing purposes. As of December 31, 2008 Navios Partners held time deposits of $14,504 with duration of less than three months.

NOTE 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31,	December 31,
	2007	2008

Accounts receivable	$481	$413
Less: Provision for doubtful receivables	(100)	(100)

Accounts receivables, net	$381	$313

Charges to provisions for doubtful accounts are summarized as follows:

	Balance at	Charges to		Balance at
	beginning of	costs and	Amount	end of
Allowance for doubtful receivables	period	expenses	utilized	period

Year ended December 31, 2007	$(211)	$—	$111	$(100)
Year ended December 31, 2008	$(100)	$—	$—	$(100)

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are trade accounts receivable. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2006, four customers accounted for 42.9%, 25.0%, 10.2% and 10.1%, respectively, of total revenue. For the year ended December 31, 2007, four customers accounted for approximately 30.2%, 22.0%, 17.7%, and 13.9% respectively, of total revenue, whereas for the year ended December 31, 2008 five customers accounted for approximately 28.2%, 22.2%, 15.6%, and 11.9% and 9.7% respectively, of total revenues.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 6 –	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2007	2008

Prepaid voyage costs	$39	$254
Other	—	117

Total prepaid expenses and other current assets	$39	$371

NOTE 7 – VESSELS AND OTHER FIXED ASSETS

		Accumulated
Vessels	Cost	Depreciation	Net Book Value

Balance December 31, 2006	$151,432	($7,598)	$143,834
Additions	—	($7,858)	($7,858)

Balance December 31, 2007	$151,432	($15,456)	$135,976
Additions	$167,463	($12,099)	$155,364

Balance December 31, 2008	$318,895	($27,555)	$291,340

All of the Company’s vessels were acquired during December 2005 and the first quarter of 2006, for a total consideration of approximately $151,400 ($55,000 related to a vessel acquired in 2006) of which $120,800 related to vessels acquired from companies affiliated with Navios Holdings’ Chief Executive Officer.

On May 2, 2008, Fantastiks Shipping Corporation, a wholly-owned subsidiary of Navios Partners (see note 2), purchased the vessel Fantastiks upon its delivery for an amount of $34,155 of cash consideration (of which $34,001 was included in vessel cost) pursuant to the Memorandum of Agreement signed between Fantastiks Shipping Corporation and Kleimar N.V. (“Kleimar”), a wholly-owned subsidiary of Navios Holdings. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel as of the date of purchase amounted to $53,022 and were transferred to vessel cost and will be depreciated over the remaining useful life of the vessel (see note 8). Capitalized expenses related to vessel acquisition amounted to $458 and were also included in vessel cost. The vessel was renamed to Navios Fantastiks upon acquisition. Prior to the acquisition of Navios Fantastiks by Navios Partners, Navios Fantastiks was a chartered-in vessel and pursuant to the above mentioned Memorandum of Agreement all of the risk of non-performance related to the vessel had been assigned to Navios Partners. Therefore, Kleimar paid to Fantastiks Shipping Corporation the net of the charter hire it received less any charter hire it paid, until the vessel was delivered. Hire revenue and expense, net of address commissions is included in the statement of income, under time charter and voyage revenue and in time charter and voyage expenses (see note 16).

On July 1, 2008 Navios Partners acquired from Navios Holdings, the vessel Navios Aurora I for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $14.3705 per common unit, which was the volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The per unit price at the day of the delivery was $14.35. Capitalized expenses related to vessel acquisition amounted to $46 and were also included in vessel cost.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 8 –	INTANGIBLE ASSETS

Intangible assets as of December 31, 2007 and 2008 consist of the following:

			Transfer to	Net Book Value
		Accumulated	vessel	December 31,
	Cost	Depreciation	cost	2007

Unfavorable lease terms	($8,486)	$1,830	$—	($6,656)
Favorable lease terms	52,874	(4,767)	—	48,107
Favorable vessel purchase option	6,677	—	—	6,677

	$51,065	($2,937)	$—	$48,128

				Net Book Value
		Accumulated	Transfer to vessel	December 31,
	Cost	Depreciation	cost	2008

Unfavorable lease terms	($8,486)	$3,827	$—	($4,659)
Favorable lease terms	52,874	($6,529)	(46,345)	—
Favorable vessel purchase option	6,677	—	(6,677)	—

Total	$51,065	($2,702)	($53,022)	($4,659)

As of December 31, 2007 and December 31, 2008, favorable purchase option and favorable lease terms transferred to the acquisition cost of vessels amounted to $0 and $53,022 respectively. The favorable purchase option and favorable lease terms that were transferred to the acquisition cost of vessels for the year ended December 31, 2008 and amounted to $53,022 were related to the acquisition of vessel Navios Fantastiks (see note 7).

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 10.16 years for favorable lease terms and 4.24 years for unfavorable lease terms.

Aggregate amortization expense for the years ended December 31, 2006, 2007 and 2008 was $760, $1,517 and $(235), respectively.

NOTE 9 –	ACCRUED EXPENSES

Accrued expenses as of December 31, 2007 and 2008 consist of the following:

	December 31,	December 31,
	2007	2008

Accrued voyage expenses	$88	$296
Accrued loan interest	1,201	900
Finance fees	10	—
Accrued legal and professional fees	132	466

Total accrued expenses	$1,431	$1,662

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 10 –	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2007 and 2008 consist of the following:

	December 31,	December 31,
	2007	2008

Creditors	$127	$65
Brokers	111	317
Insurances premium	—	108
Professional and legal fees	332	104

Total accounts payable	$570	$594

NOTE 11 –	BORROWINGS

Borrowings as of December 31, 2007 and 2008 consist of the following:

	December 31,	December 31,
	2007	2007

Credit facility	$165,000	$235,000
Less current portion	—	(40,000)

Total long term borrowings	$165,000	$195,000

Prior to the IPO

Loan Facility:  In February 2007, Navios Holdings entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility was composed of a $280,000 term loan facility and a $120,000 reducing Revolver Facility. The term loan facility was utilized to repay the remaining balance of the previous facility and was accounted for as a debt modification. The interest rate of the new facility was LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement. The carrying amount of this credit facility was not assumed by Navios Partners whereas Navios Partners entered a new loan facility of $165,000, in connection with the IPO.

Navios Partners

On November 15, 2007 Navios Partners entered into a new revolving credit facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provided for borrowings of up to $260,000, of which $165,000 was drawn on November 16, 2007. Out of this amount, $160,000 was paid to Navios Holdings as part of the purchase price of the capital stock of the subsidiaries that owned or had rights to the eight vessels in Navios Partners’initial fleet. The balance of the drawn amount was used as working capital.

On May 2, 2008, Navios Partners borrowed an additional $35,000 under its existing credit facility to finance the acquisition of the vessel Fantastiks renamed to Navios Fantastiks.

On June 25, 2008 this credit facility was amended, in part, to increase the available borrowings by $35,000, thereby increasing the total facility to $295,000. The amount of $35,000 was drawn on July 1, 2008 to partially finance the acquisition of the vessel Navios Aurora, renamed to Navios Aurora I, from Navios Holdings (see note 7).

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Navios Partners intends to borrow an additional $60,000 to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery in June 2009. Amounts that can be borrowed under the facility will be reduced by $60,000 if Navios TBN I is not delivered.

In January 2009, Navios Partners further amended the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a) repayment of $40,000 which took place on February 9, 2009, (b) maintaining cash reserves balance in a pledged account with the agent bank as follows: $2,500 on January 31, 2009; $5,000 on March 31, 2009; $7,500 on June 30, 2009, $10,000 on September 30, 2009; $12,500 on December 31, 2009 and (c) a margin of 2.25%. Further, the covenants are amended by (a) reducing the minimum net worth to $100,000 from $135,000, (b) reducing the Value Maintenance Covenant (“VMC”) to be at 100% using charter free values and (c) the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009, and (d) a new VMC is introduced based on charter attached valuations to be at 143%. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility. At December 31, 2008, Navios Partners was in compliance with the financial covenants as required under its January 2009 amended revolving loan facility. However, if we were required to use the original loan covenants on December 31, 2008 to test compliance, we may not have been in compliance with certain covenants using charter free valuations.

Amounts drawn under this facility are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The revolving loan facility contains a number of restrictive covenants that prohibit Navios Partners from, among other things: undertaking new investments unless such is approved by the bank; incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facility also requires Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. In addition, the revolving credit facility, as amended (see exhibit 4.12 included elsewhere in this document), also requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the revolving credit facility) which as per the amended terms is at least $13,000 for the year ended December 31, 2008 (increasing by $9,000 per year until it reaches $40,000, which level is required to be maintained thereafter);

•	maintain a ratio of EBITDA (as defined in our credit facility) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our credit facility) of less than 0.75 to 1.00.

In addition, Navios Holdings is required to own at least 30% of us and to own 100% of our general partner. The credit facility prohibits us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default.

Based on the January 2009 ammended credit facility agreement, $40,000 repayment was due and paid on February 2009. The repayment of the remaining balance of loan facility starts no earlier than February 2012

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the agreement.

The maturity table below reflects the principal payments due under the January 2009 amended credit facility based on Navios Partners’ $235,000,outstanding balance as of December 31, 2008.

Year	Amount

2009	$40,000
2010	$—
2011	$—
2012	$28,611
2013	$26,686
2014 and thereafter	$139,703

$235,000

NOTE 12 –	SEGMENT INFORMATION

Navios Partners reports its financial information and evaluates its operations based on charter revenues. Management does not prepare or utilize expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ accordingly, revenue is allocated on the basis of the geographic region in which the customer is located.

Revenue by Geographic Region

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Europe	$12,890	$22,202	$23,965
Asia	15,160	28,150	44,350
North America	3,499	—	—
Australia	—	—	6,767

Total	$31,549	$50,352	$75,082

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 13 –	INCOME TAXES

Marshall Islands and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition; these companies must meet an ownership test. The Management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

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

In March 2008, Navios Partners took delivery of Navios Aldebaran, a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of approximately US$28.

In addition, in connection with the IPO, Navios Patrners entered into a share purchase agreement with a subsidiary of Navios Holdings to purchase its interests in the subsidiary that owns the newbuilding Capesize Navios TBN I at the pre-determined purchase price of $130,000. Navios Partners intenda to purchase from a subsidiary of Navios Holdings its interests in the subsidiary that owns the newbuilding upon delivery of the vessel to the subsidiary, which is expected to be in June 2009.

The future contractual obligations of Navios Partners are as follows (charter-in rates are presented net of commissions):

Amount

2009	$139,864
2010	9,864
2011	9,864
2012	9,891
2013	9,864
2014 and thereafter	7,599

$186,946

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 15 –	LEASES

The future minimum contractual lease income, net of commissions, is as follows:

Amount

2009	$118,110
2010	97,421
2011	82,014
2012	78,181
2013	57,117
2014 and thereafter	44,389

$477,232

NOTE 16 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees:  Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly-owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the year ended December 31, 2006, 2007 and 2008 amounted to $0, $920 and $9,275, respectively.

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

Prior to the IPO, the Manager provided the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee of $15 for the period prior to IPO in 2007 and $17 for 2006. Such fee was adjusted at the end of the year, where the Manager’s remaining profit or loss was reallocated to the managed vessels, based on the managed days per vessel. The Manager was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. The Manager paid any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations were directly deposited to the Manager’s bank accounts and used to fund the Company’s expenses.

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2006, 2007 and 2008 amounted to $698, $1,220 and $1,490, respectively.

Balance due to related parties:  Included in the current liabilities as at December 31, 2008 is an amount of $1,539 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $899, administrative service expenses amounting to $531 and other expenses owed to affiliated companies amounting to $109. Balance due to related parties as at December 31, 2007 amounted to $4,458 and mainly consisted of the deferred acquisition expenses amounting to $3,816, balance due from Kleimar (see note 7) amounting to $536 as well as management fees, administrative service fees and other expenses owed to affiliated companies amounting to $1,178. Total management fees and administrative service expenses charged to Navios Partners amounted to $920 and $1,220 for the year ended December 31, 2007 and $9,275 and $1,490, for the year ended December 31, 2008.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Vessel Acquisitions:  On July 1, 2008 Navios Partners acquired from Navios Holdings, the vessel Navios Aurora I for a purchase price of $79,936, consisting of $35,000 in cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 7).

NOTE 17 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents:  The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments. Borrowings: The carrying amount of the long-term debt approximates its fair value.

The estimated fair values of Navios Partners’ financial instruments are as follows:

	December 31, 2007		December 31, 2008
	Book Value	Fair Value	Book Value	Fair Value

Cash and cash equivalent	$10,095	$10,095	$28,374	$28,374
Restricted cash	797	797	—	—
Trade receivables	381	381	313	313
Accounts payable	(570)	(570)	(594)	(594)
Long term debt	(165,000)	(165,000)	(235,000)	(235,000)

NOTE 18 –	CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and are made in the following manner, during the subordination period:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
		Common and
	Total Quarterly Distribution	Subordinated	General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

During the year ended December 31, 2008 the aggregate amount of cash distribution paid was $24,552.

Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the period ended December 31, 2007 and the year ended December 31, 2008, respectively.

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

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

			Consisting of:
			January 1,	November 16,
	Year Ended	Year Ended	2007 to	2007	Year Ended
	December 31,	December 31,	November 15,	to December 31,	December 31,
	2006	2007	2007	2007	2008

Net income	6,624	19,508	17,895	1,613	28,758
Earnings attributable to:
Common unit holders	—	1,581	—	1,581	18,873
Subordinated unit holders	6,492	17,537	17,537	—	9,270
General partner unit holders	132	390	358	32	615
Weighted average units outstanding (basic and diluted)
Common unit holders	—	10,500,000	—	10,500,000	12,074,263
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	369,834	369,834	369,834	369,834	401,962
Earnings per unit (basic and diluted):
Common unit holders	$—	$0.15	$—	$0.15	$1.56
Subordinated unit holders	$0.85	$2.30	$2.30	$—	$1.22
General partner unit holders	$0.36	$1.06	$0.97	$0.09	$1.53

NOTE 19 –	SUBSEQUENT EVENTS

On January 21, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2008 of $0.40 per unit. The distribution is payable on February 12, 2009 to all holders of record of common, subordinated and general partner units on February 9, 2009. The aggregate amount of the declared distribution is $8,675.

In January 2009, Navios Partners amended further the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a) repayment of $40,000 which took place in February 2009, (b) maintaining cash reserves balance into a pledged account with the agent bank as follows: $2,500 on January 31, 2009; $5,000 on March 31, 2009; $7,500 on June 30, 2009, $10,000 on September 30, 2009; $12,500 on December 31, 2009 and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth to $100,000, (b) reducing the VMC (Value Maintenance Covenant) to be at 100% using charter free values, (c) the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009 and (d) a new VMC was introduced based on charter attached valuations to be at 143%. At December 31, 2008, Navios Partners was in compliance with the financial covenants as required under its January 2009 amended revolving loan facility. However, if we were required to use the original loan covenants on December 31, 2008 to test compliance, we may not have been in compliance with certain covenants using charter free valuations.

In January 2009, Navios Partners and its counterparty to the Navios Aurora I charter party mutually agreed for a lump sum amount of approximately $29,500 paid to Navios in February 2009. Under a new charter agreement, the remaining $26,000 balance which would have been received under the original charter contract (adjusted for the $29,500 lump sum payment received) have been allocated to the period until its original expiration in 2013 by way of reduced daily charter rate as indicated: $3/day from March-April 2009, $11/day from May 2009-April 2010, and $17/day from May 2010-September 2013.

On February 11, 2009 Navios Aurora I was renamed to Navios Hope.