Form 20-F
period 2009-12-31
Navios Maritime Partners L.P.
filed 2010-02-23
CIK 1415921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000
(Address of principal executive offices)

Todd E. Mason
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
The Crysler Center, 666 Third Avenue
New York, NY 10017
(212) 935-3000
(212) 983-3115
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
28,316,815 Common Units
7,621,843 Subordinated Units
1,000,000 Subordinated Series A Units

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	our anticipated growth strategies;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, drybulk commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders;

•	our ability to leverage to our advantage Navios Maritime Holdings Inc.’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement and the administrative services agreement with Navios ShipManagement Inc. and for reimbursements for fees and costs of our general partner;

•	the anticipated taxation of our partnership and our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the drybulk shipping sector in general and the demand for our Panamax, Capesize and Ultra-Handymax vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Item 3. Key Information”.

•	a lack of sufficient cash to pay the minimum quarterly distribution on our common units;

•	the cyclical nature of the international drybulk shipping industry;

•	fluctuations in charter rates for drybulk carriers;

•	the historically high numbers of newbuildings currently under construction in the drybulk industry;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels;

•	general domestic and international political conditions, including wars, terrorism and piracy; and

•	other factors detailed from time to time in our periodic reports filed with the Securities and Exchange Commission.

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

In connection with the initial public offering (“IPO”) of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”), on November 16, 2007 Navios Partners acquired interests in five wholly-owned subsidiaries of Navios Maritime Holdings Inc. (“Navios Holdings”), each of which owned a Panamax drybulk carrier (the “Initial Vessels”), as well as interests in three wholly-owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels.

The following tables present, in each case for the periods and as of the dates indicated:

•	for the periods prior to the IPO, selected historical financial and operating data of the five vessel-owing subsidiaries of Navios Holdings (collectively with Navios Holdings, the “Company”) that owned the Initial Vessels prior to the IPO; and

•	selected historical financial and operating data of Navios Partners and its subsidiaries since the IPO.

On August 25, 2005, International Shipping Enterprises, Inc. (“ISE”) acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. In relation to the acquisition of Navios Holdings by ISE and subsequent downstream merger, the results of operations of Navios Holdings to August 25, 2005 are labeled as “Predecessor” and remain historically reported. The results of operations from August 26, 2005 forward are labeled as “Successor” and reflect the combined operations of Navios Holdings and ISE. Accordingly, the accompanying financial statements of the Company which derived their information from Navios Holdings also follow the same “Predecessor” and “Successor” presentation for periods which ended August 25, 2005 and began on August 26, 2005, respectively.

The selected historical financial and operating data has been prepared on the basis of the historical financial and operating data as of December 31, 2005, 2006, 2007, 2008 and 2009 and for the periods January 1, 2005 to August 25, 2005 and August 26, 2005 to December 31, 2005 and for the years ended December 31, 2006, 2007, 2008 and 2009 are derived from the audited consolidated financial statements of Navios Partners.

The historical consolidated financial statements of the Company prior to the IPO on November 16, 2007 have been carved out of the consolidated financial statements of Navios Holdings and reflect the consolidated financial position, results of operations and cash flows of the Company. These consolidated financial statements have been presented using historical carrying costs of the five vessel-owning subsidiaries for all periods presented as each vessel-owning company was under common control of Navios Holdings. Results of operations have been included from the respective dates (i) that the vessel-owning subsidiaries were acquired or when rights to operate the vessels were obtained by Navios Holdings or Navios Partners, as the case may be, or (ii) at the inception of charter-in agreements for chartered-in vessels.

Our IPO and certain other transactions that occurred during 2007 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

					Successor	Predecessor
					August 26,	January 1,
	Year Ended December 31				2005 to	2005 to
	Successor				December 31,	August 25,
	2009	2008	2007	2006	2005	2005
	(Expressed in thousands of US Dollars except per unit data)
Statement of Operations Data
Time charter and voyage revenue	$92,643	$75,082	$50,352	$31,764	$3,655	$5,780
Losses from forward freight agreements	—	—	—	(2,923)	—	—
Time charter and voyage expenses	(13,925)	(11,598)	(8,352)	(1,344)	(1,266)	(2,305)
Direct vessel expenses	(415)	(578)	(5,608)	(5,626)	(69)	—
Management fees	(11,004)	(9,275)	(920)	—	—	—
General and administrative expenses	(3,208)	(3,798)	(1,419)	(698)	(168)	(284)
Depreciation and amortization	(15,877)	(11,865)	(9,375)	(8,250)	(1,152)	—
Interest expense and finance cost, net	(8,048)	(9,216)	(5,522)	(6,286)	(81)	—
Interest income	261	301	—	—	—	—
Compensation expense	(6,082)	—	—	—	—	—
Other income	94	23	93	61	—	—
Other expenses	(117)	(318)	(226)	(74)	—	—

Income before income taxes	$34,322	$28,758	$19,023	$6,624	$919	$3,191
Deferred income tax	—	—	485	—	—	—

Net income	$34,322	$28,758	$19,508	$6,624	$919	$3,191

Earnings per unit (basic and diluted):
Common unit (basic and diluted)	$1.47	$1.56	$0.15	$—	$—	$—
Subordinated unit (basic and diluted)	$1.09	$1.22	$2.30	$0.85	$0.12	$0.41
General partner unit (basic and diluted)	$1.40	$1.53	$1.06	$0.36	$0.05	$0.17
Balance Sheet Data (at period end)
Current assets, including cash	$92,579	29,058	11,312	$6,956	$7,549	$
Vessels, net	299,695	291,340	135,976	143,834	96,296
Total assets	436,756	322,907	205,054	152,243	118,986
Current portion of long-term debt	—	40,000	—	7,893	6,056
Total long-term debt, including current portion	195,000	235,000	165,000	77,758	65,100
Total Owner’s Net Investment and Partners’ Capital	207,990	76,847	26,786	70,902	49,078
Cash Flow Data
Net cash provided by operating activities	$80,565	41,744	$10,516	$14,496	$520	$—
Net cash used in investing activities	(69,100)	(69,505)	—	(36,985)	(76,058)	—
Net cash provided by/ (used in) financing activities	38,039	46,040	(421)	22,489	75,538	—
Fleet Data:
Vessels at end of period(1)	11	9	7	5	4	1

(1)	Includes owned and chartered-in vessels.

B.	Capitalization and indebtedness. Not applicable.

C.	Reasons for the offer and use of proceeds. Not applicable.

D.	Risk factors

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses or to maintain or increase distributions.

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $0.35 per common unit following the establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units depends principally upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee until November 2011;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for drybulk commodities;

•	supply of drybulk vessels;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from October 30, 2007 to December 31, 2009, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,537 and a high of $94,977. Additionally, during the period from January 1, 2009 to December 31, 2009, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $8,997 and a high of $93,197 and the Baltic Dry Index experienced a low of 772 points and a high of 4,661 points. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

The demand for vessels has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities including piracy;

•	political developments; and

•	embargoes and strikes.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries; and

•	vessel casualties.

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

All of our time charters are scheduled to expire on dates ranging from December 2010 to November 2018. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our Credit Facility and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	general economic and market conditions affecting the shipping industry.

If the market values of our owned vessels decrease, we may breach covenants contained in the credit facility we entered into in connection with our IPO, referred to herein as our Credit Facility. We purchased our vessels from Navios Holdings based on market prices that were at historically high levels. If we breach the Credit Facility covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking until November 2011 are included in a daily fee that we pay Navios ShipManagement Inc., a subsidiary of Navios Holdings referred to herein as Navios ShipManagement, under a management agreement. The initial term of the management agreement is until November 2012 and provided for daily fees of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel that were fixed until November 2009. In October 2009, we fixed the rate with Navios ShipManagement for an additional period of two years. The new management fees are: (a) $4,500 daily rate per owned Ultra-Handymax vessel, (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel until November 16, 2011. From November 2011 to November 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for that period. In the event our management agreement is not renewed, we will separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

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

If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels even prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions to unitholders may be diminished or our financial leverage could increase or our unitholders could be diluted.

The actual cost of a vessel varies significantly depending on the market price, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

If we purchase additional vessels in the future, we generally will be required to make installment payments prior to their delivery. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or minimum quarterly distributions we must make prior to generating cash from the operation of the vessel. We filed a shelf registration statement on January 29, 2009, under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million.

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

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities and our interest rates under our Credit Facility may fluctuate and may impact our operations.

Upon the closing of the IPO, we entered into our Credit Facility which, as recently amended, provided us with the ability to borrow up to $206.5 million, of which $195.0 million was outstanding as of December 31, 2009. We have the ability to incur additional debt, subject to limitations in our Credit Facility. Our level of debt could have important consequences to us, including the following:

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our Credit Facility also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate, or LIBOR, or the prime rate. We do not currently hedge against increases in such rates and, accordingly, significant increases in such rate would require increased debt levels and reduce distributable cash. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.

Our Credit Facility contains restrictive covenants, which may limit our business and financing activities.

The operating and financial restrictions and covenants in our Credit Facility and any future credit facility could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our Credit Facility requires the consent of our lenders or limits our ability to, among other items:

•	incur or guarantee indebtedness;

•	charge, pledge or encumber the vessels;

•	merge or consolidate;

•	change the flag, class or commercial and technical management of our vessels;

•	make cash distributions;

•	make new investments; and

•	sell or change the ownership or control of our vessels.

Our Credit Facility also requires us to comply with the International Safety Management Code, or ISM Code, and International Ship and Port Facilities Security Code, or ISPS Code, and to maintain valid safety management certificates and documents of compliance at all times.

On January 11, 2010, we (a) amended our Credit Facility and (b) borrowed an additional amount of $24.0 million to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios Hyperion. The amended Credit Facility agreement provides for (a) prepayment of $12.5 million held in a pledged account, that took place on January 11, 2010, (b) a margin from 1.00% to 1.45% depending on the loan to value ratio, (c) an increase in the minimum net worth of the Partnership to $135.0 million, (d) the VMC (Value Maintenance Covenant) to be above 143% using charter free values and (e) the minimum leverage covenant to be calculated using charter free values. The new covenants have been applied since January 15, 2010.

In addition, our Credit Facility, as amended on January 11, 2010, requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the Credit Facility) of at least $22.0 million per year (increasing by $9.0 million per year on each of December 31, 2010, December 31, 2011 and December 31, 2012 until it reaches $40.0 million, at which level it is required to be maintained thereafter);

•	maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our Credit Facility) of less than 0.75 : 1.00.

Our ability to comply with the covenants and restrictions that are contained in our Credit Facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our Credit Facility, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our Credit Facility are secured by certain of our vessels, and if we are unable to repay borrowings under such Credit Facility, lenders could seek to foreclose on those vessels.

Restrictions in our debt agreements may prevent us from paying distributions to unitholders.

Our payment of principal and interest on the debt will reduce cash available for distribution on our common units. In addition, our Credit Facility prohibits the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under our Credit Facility include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	failure of any representation or warranty to be materially correct; and

•	failure of Navios Holdings or its affiliates (as defined in the Credit Facility agreement) to own at least 30% of us.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

We depend on Navios Holdings and its affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement between us and Navios ShipManagement, ShipManagement provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to an administrative services agreement between us and Navios ShipManagement, Navios ShipManagement provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon Navios ShipManagement’s satisfactory performance of these services. Our business will be harmed if Navios ShipManagement fails to perform these services satisfactorily, if Navios ShipManagement cancels either of these agreements, or if Navios ShipManagement stops providing these services to us. We may also in the future contract with Navios Holdings for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

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

Reduced demand for drybulk commodities and the shipping of drybulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies and India have been the main driving force behind the current increase in seaborne drybulk trade and the demand for drybulk carriers. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

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

If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

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

We have eight charter counterparties. Some of our major charter counterparties are Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime, which counterparties accounted for approximately 34.3%, 18.8%, 13.0%, 9.6% and 9.3%, respectively, of total revenues for the year ended December 31, 2009. For the year ended December 31, 2008, Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues. For the year ended December 31, 2007, Cargill International S.A., The Sanko Steamship Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime accounted for approximately 30.2%, 22.0%, 17.7% and 13.9%, respectively, of total revenues.

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

To mitigate this risk we have insured our charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance) for the remaining term of the charter-out contract.

The risks and costs associated with vessels increase as the vessels age.

Following the acquisition of the Navios Hyperion in January 2010, the vessels in our fleet have an average age of approximately seven years and most drybulk vessels have an expected life of approximately 25-28 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of our management agreement with Navios ShipManagement, only the costs of routine drydocking repairs are included in the daily management fee of $4,500 per owned Ultra-Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel, which are fixed until November 2011. From November 2011 to November 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

We are subject to various laws, regulations, and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

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

The operation of vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive safety management system that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Non-compliance with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

For all vessels, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and in early 2010 it was in effect in 47 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. U.S. federal legislation, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher the liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention, or the 1996 LLMC Protocol. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under the International Convention for the Prevention of Pollution from Ships, or

MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and we may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with Nippon Kaiji Kiokai, Bureau Veritas and Lloyd’s Register.

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

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again.

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

We will engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2009, the value of the U.S. dollar decreased by approximately 2.7% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

In addition, a government could requisition title or seize our vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2008 and continuing through 2009, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker which was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. In December 2009, the M/V Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business and operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and are currently in a recession. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal and state governments, as well as foreign governments, have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we may cover all or a portion of the cost of vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, may hamper our ability to finance vessel or new business acquisition.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our Credit Facility or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common units to decline significantly.

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

Pursuant to the omnibus agreement that we entered into with Navios Holdings in connection with the closing of the IPO, referred to herein as the Omnibus Agreement, Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allows Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, in connection with the IPO of Navios Maritime Acquisition Corporation, or Navios Acquisition, on July 1, 2008, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement commencing on June 25, 2008 and extending until the earlier of the consummation of an initial business combination by Navios Acquisition or its liquidation, which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units and was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

Holders of our common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for three year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

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

Navios Holdings indirectly owns the 2.0% general partner interest and a 31.2% limited partner interest in us, and owns and controls our general partner. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Navios Holdings and Navios Acquisition conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Acquisition, Navios Holdings and its affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Acquisition, Navios Holdings and their respective affiliates. Each of our Chief Executive Officer and our Chief Financial Officer is also an executive officer of Navios Holdings, and our Chief Executive Officer is the Chief Executive Officer of Navios Acquisition and Navios Holdings.

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

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Navios Holdings. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership;

•	appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is

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

Fees and cost reimbursements, which Navios ShipManagement determines for services provided to us, are significant, are payable regardless of profitability and reduce our cash available for distribution.

Under the terms of our management agreement with Navios ShipManagement, we pay a daily fee of $4,500 per owned Ultra-Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel for technical and commercial management services provided to us by Navios ShipManagement for a period of two years ending November 16, 2011. The initial term of the management agreement is until November 2012. This fee was originally fixed until November 2009 at $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel.

The daily fee paid to Navios ShipManagement includes all costs incurred in providing certain commercial and technical management services to us. While this fee is fixed until November 2011, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet until November 2012, which may result in significantly higher fees that period. All of the fees we are required to pay to Navios ShipManagement under the management agreement are payable without regard to our financial condition or results of operations. In addition, Navios ShipManagement provides us with administrative services, including the services of our officers and directors, pursuant to an administrative services agreement which has an initial term until November 2012, and we reimburse Navios ShipManagement for all costs and expenses reasonably incurred by it in connection with the provision of those services. The fees and reimbursement of expenses to Navios ShipManagement are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions to unitholders.

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

•	The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Navios Holdings currently owns 33.2% of the total number of outstanding common and subordinated units based on all outstanding limited, subordinated and general partner units.

•	If our general partner is removed without “cause” during the subordination period and units held by our general partner and Navios Holdings are not voted in favor of that removal, (i) all remaining subordinated units will automatically convert into common units, (ii) any existing arrearages on the common units will be extinguished and (iii) our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in

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

At the end of the subordination period, assuming no additional issuances of common units and conversion of our subordinated units into common units, Navios Holdings will own 10,753,258 common units and 1,000,000 subordinated series A units, representing a 31.2% limited partner interest in us based on all limited and general partner units.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we will not be a PFIC for our 2010 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

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

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Internal Revenue Code, or the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel, and certain assumptions and representations, we believe that we will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances, including some that may be beyond our control, that could cause us to lose the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S.-source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for those years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

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

In connection with our IPO, on November 16, 2007 we acquired interests in five wholly-owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier, as well as interests in three wholly-owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels in exchange for (a) all of the net estimated proceeds of $193.3 million from the sale of an aggregate of 10,500,000 common units in the IPO and the concurrent offering to a corporation owned by Navios Partners’ Chairman and Chief Executive Officer, plus (b) $160.0 million, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.

On July 1, 2008, 3,131,415 common units were issued to Navios Holdings for the acquisition of the Navios Hope, and 63,906 additional general partnership units were issued to the General Partner to maintain its 2% general partner interest in us.

In connection with the IPO, Navios Partners entered into the following agreements:

•	a share purchase agreement pursuant to which Navios Partners had agreed to acquire the capital stock of a subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel to Navios Holdings, which occurred in late June 2009;

•	a share purchase agreement pursuant to which Navios Partners had the option, exercisable at any time between January 1, 2009 and April 1, 2009, to purchase the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter. On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions;

•	a management agreement with Navios ShipManagement pursuant to which Navios ShipManagement provides Navios Partners commercial and technical management services;

•	an administrative services agreement with Navios ShipManagement pursuant to which Navios ShipManagement provides Navios Partners administrative services; and

•	the Omnibus Agreement with Navios Holdings governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Navios Bonavis for $130,000,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000,000. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to Navios Holding’s release from the Omnibus Agreement restrictions, in June 2009, Navios Partners waived its rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011.

In October 2009, Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with Navios Shipmanagement. The new management fees are: (a) $4,500 daily rate per Ultra-Handymax vessel, (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011.

Navios Partners is a limited Partnership formed under the Marshall Islands Partnership Act and domiciled in the Republic of the Marshall Islands. Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its executive offices at 85 Akti Miaouli Street, Piraeus 185 38, Greece. Our telephone number at such address is (+30) 210 4595000. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

Equity Offerings

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36.1 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.5 million, were approximately $34.3 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.7 million.

On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34.2 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.3 million, were approximately $32.5 million. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.7 million.

On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and purchased 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4.4 million and net proceeds of approximately $4.2 million. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.1 million.

On November 24, 2009, Navios Partners completed its public offering of 4,000,000 common units at $14.90 per unit and raised gross proceeds of approximately $59.6 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.2 million, were approximately $56.8 million. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.2 million.

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54.3 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding estimated offering costs of $0.3 million, were approximately $51.8 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and purchased 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8.1 million and net proceeds of approximately $7.8 million. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

As of February 23, 2010, there were outstanding: 28,316,815 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 753,851 general partnership units. Navios Holdings owns a 33.2% interest in Navios Partners, including the 2% general partner interest.

Vessel Acquisitions

On June 10, 2009, Navios Partners acquired the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dead weight tonnage, or dwt, for a cash payment of $34.6 million including a long-term charter-out agreement through November 2018. On December 16, 2009, Navios Partners exercised its option to purchase the vessel, at a purchase price of $25.0 million and paid $2.5 million deposit. On January 12, 2010, Navios Partners took ownership of the Navios Sagittarius.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 52,073 dwt Ultra-Handymax vessel built in 2000, for a purchase price of $32.0 million, including a long-term charter-out agreement through November 2012.

On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion, a 75,707 dwt Panamax vessel built in 2004, for a purchase price of $63.0 million, including a long-term charter-out agreement through April 2014.

B.	Business Overview

Introduction

We are an international owner and operator of drybulk carriers formed by Navios Maritime Holdings Inc. (NYSE: NM), a vertically integrated seaborne shipping company with over 55 years of operating history in the drybulk shipping industry. Our vessels are chartered out under medium to long-term time charters with an average remaining term of approximately 3.9 years to a strong group of counterparties, consisting of Cargill International SA, COSCO Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Imprese Maritime, The Sanko Steamship Co., Ltd., Daiichi Chuo Kisen Kaisha and Constellation Energy Group.

Our Fleet

Our fleet consists of ten modern, active Panamax vessels, one modern Capesize vessel and one Ultra-Handymax vessel. Our fleet of high quality dry cargo vessels has an average age of approximately seven years, which is significantly younger than the current industry average of about 16 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self loading and discharging gear on board to accommodate undeveloped ports. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances we may operate vessels in the spot market until the vessels are fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

				Original Charter
				Expiration Date/New	Original Charter Out
			Capacity	Charter Expiration	Rate/ New Charter Out
Owned Vessels	Type	Built	(DWT)	Date(1)	Rate per day(2)

Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Hope	Panamax	2005	75,397	May 2010	$10,643
				August 2013	$17,562
Navios Apollon	Ultra Handymax	2000	52,073	November 2012	$23,700
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Hyperion	Panamax	2004	75,707	February 2010	$32,300
				April 2014	$37,953

Long-term Chartered-in

			Capacity
Vessels	Type	Built	(DWT)	Expiration date	Charter rate

Navios Prosperity(3)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran(4)	Panamax	2008	76,500	March 2013	$28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	Navios Prosperity is chartered-in for seven years and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($41.2 million based upon the exchange rate at December 31, 2009), declining pro rata by 145 million Japanese Yen ($1.57 million based upon the exchange rate at December 31, 2009) per calendar year.

(4)	Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($39.0 million based upon the exchange rate at December 31, 2009) declining pro rata by 150 million Japanese Yen ($1.63 million based upon the exchange rate at December 31, 2009) per calendar year.

Navios Bonavis

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000,000. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the Omnibus Agreement and has restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to Navios Holdings’ release from the Omnibus Agreement restrictions, in June 2009, Navios Partners waived its rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011.

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•	Additional demand for seaborne transportation of drybulk commodities. The marine industry is fundamental to international trade, as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. In 2009, approximately 3.0 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2002 to 2009, trade in all drybulk commodities experienced an aggregate increase of 30%. The increase in demand and ton-mile demand for drybulk carriers has been driven by increasing global industrial production and consumption and international trade, economic growth and urbanization in China, Russia, Brazil, India and the Far East, with attendant increases in steel production, power generation and grain consumption. World growth is estimated to recover during 2010 and we believe that these global market dynamics will be the major growth factors for the foreseeable future.

•	Demand for long-term time charter contracts with modern drybulk vessels. There are several factors impacting the current and future supply of drybulk vessels available for cargos. We expect to benefit from these trends as many customers are seeking longer-term time charter contracts in order to secure tonnage for the carriage of their drybulk shipments. These trends are being driven by the following factors. First, there are currently several inefficient infrastructure bottlenecks due to long-term under-investment in global transportation infrastructure that are causing delays in cargo discharging and loading at main exporting terminals worldwide. These delays, coupled with increasing voyage lengths from producers to consumers requiring additional ton-miles to service the demands of the global drybulk trade, are reducing the supply of vessels available for hire at any particular time. Second, the age of the world drybulk fleet is increasing. Approximately 24% of drybulk vessels are more than 20 years old and, with an economic and commercial life of approximately 25 years, many of these vessels will need to be disposed of in the coming years.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable and growing cash flows. We believe that the long-term, fixed-rate nature of our charters will provide a stable base of revenue. In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and through the secondary market provide visible future growth in our revenue and distributable cash flow. We believe that our management agreement, which provides for a fixed management fee until November 16, 2011, will initially provide us with predictable expenses. During the remaining one-year term of the management agreement, from November 16, 2011 to November 16, 2012, we will reimburse our manager for all of the costs and expenses it incurs in connection with the management of our fleet, which may make our cash flows less predictable.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management and Navios Holdings’ reputation within the shipping industry and its network of strong relationships with many of the world’s drybulk raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management through its in-house technical manager, which provides efficient operations and maintenance for our vessels at costs significantly below the industry average for vessels of a similar age. Navios Holdings’ expertise in fleet management is reflected in Navios Holdings’ history of a low number of off-hire days and in its record of no material incidents giving rise to loss of life or pollution or other environmental liability.

•	High-quality, flexible fleet. Our fleet consists of ten modern, active Panamax vessels, one modern Capesize vessel and one Ultra-Handymax vessel. We have an option to acquire one new Capesize vessel, the Navios Bonavis, from Navios Holdings until June 2010. The average age of the vessels in our fleet is significantly lower than the average age of the world drybulk fleet. Our fleet of high-quality vessels had an average age of approximately seven years in January 2010, compared to a current industry average age of about 16 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered-out under long-term time charters with an average remaining charter duration of 3.9 years to a strong group of counterparties consisting of Cargill International SA, Constellation Energy, COSCO Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Imprese Maritime, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have an average remaining charter duration of 3.9 years and have staggered charter expirations with no more than three vessels subject to re-chartering in any one year. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for drybulk carriers in a manner that is accretive to distributable cash flow per unit. We will have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will assist us to make additional accretive acquisitions.

•	Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We plan to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our customers are:

•	Cargill International S.A., a subsidiary of Cargill, Inc. and one of the world’s largest privately-owned businesses providing food, agricultural and risk management products and services.

•	COSCO Bulk Carrier Co., Ltd., a wholly-owned subsidiary of COSCO Group and one of the leading drybulk shipping companies in the world.

•	Mitsui O.S.K. Lines, Ltd., a Japanese multi-modal transportation company operates tankers, LNG carriers, car carriers and has a significant fleet of drybulk carriers.

•	Rio Tinto Shipping Pty Ltd., an affiliate of Rio Tinto Group, a leading international mining company that owns and operates some of the world’s largest mineral resources, and whose major products include aluminum, copper, diamonds, energy products, gold, industrial minerals and iron ore.

•	Augustea Imprese Maritime, a transportation company controlled by the Cafieros family that is based in Italy and is a well-known operator of tugs in Italian ports.

•	The Sanko Steamship Co., Ltd., a Japanese transportation company with a fleet of 179 vessels totaling over 13 million dwt as of July 2009. Its fleet transports oil, raw materials, grain and other bulk cargoes, break bulk cargoes, forest products and liquefied gases.

•	Daiichi Chuo Kisen Kaisha, a transportation company based in Japan that offers Capesize, coal carrier and tanker services. Its fleet consists of around 165 vessels and is one of the world’s leading vessel operators and charterers of Panamax bulk carriers.

•	Constellation Energy Group, an integrated energy company and North America’s largest supplier of wholesale power and a key player in the international fuels and energy services markets.

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

Competition

The drybulk shipping industry is extensive, diversified, competitive and highly fragmented, divided among approximately 1,400 independent drybulk carrier owners. The world’s active drybulk fleet consists of about 7,300 vessels, aggregating over 459 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean (Cosco) and China Shipping Group, and the three largest Japanese shipping companies, Nippon Yusen Kaisha, Mitsui O.S.K. Lines, Ltd. and Kawasaki Kisen. There are about 40 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include CCM (Ceres Hellenic/Coeclerici), Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

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

Basic Hire Rate

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable semi-monthly, in advance, in U.S. dollars as specified in the charter.

Expenses

Under the terms of our management agreement with Navios ShipManagement, for the initial term until November 2009, we paid a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for commercial and technical management services. In October 2009, we fixed the rate with Navios ShipManagement for an additional period of two years. The new management fees are: (a) $4,500 daily rate per Ultra-Handymax vessel, (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the cost of the special survey and related scheduled drydocking. Navios ShipManagement is directly responsible for providing all of these items and services. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The initial term of the management agreement is until November 16, 2012, and for the remaining term we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

For more information on the management agreement we have with Navios ShipManagement and the administrative services agreement we have with Navios ShipManagement, please read “Item 7. — Unitholders and Related Party Transactions”.

Crewing and Staff

Navios ShipManagement crews its vessels primarily with Greek, Filipino, Ukrainian, Polish and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios ShipManagement is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to Navios ShipManagement by local crewing agencies. Navios ShipManagement is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios ShipManagement requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax, $0.2 million per Capesize and $0.08 million per Ultra-Handymax vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes.” Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. For example, loss of hire risk may be covered on a 14/90/90 basis, with a 14-day deductible, 90-day cover per incident and a 90-day overall limit per vessel per year. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Credit Risk Insurance

Receivables under our charter-out contracts have been insured through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance) for the remaining term of the charter-out contract.

Regulation

Sources of applicable rules and standards

Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

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

Ship safety regulation

In the former category the primary international instrument is the Safety of Life at Sea Convention of 1974, as amended, or SOLAS, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

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

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code (ISPS Code).

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, Navios ShipManagement voluntarily implements and maintains certifications pursuant to the International Organization for Standardization, or ISO, for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

Regulations to prevent pollution from ships

In the secondary main category of international regulation the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

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

Greenhouse gas emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States, the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect until December 31, 2011, even if it were to be adopted earlier.

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

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tank vessel to $950 per gross ton or $0.8 million, whichever is greater.

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

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. On February 6, 2008, the U.S. Coast Guard proposed amendments to the financial responsibility regulations to increase the required amount of such Certificates of Financial Responsibility to $1,250 per gross ton to reflect the 2006 increases in limits on OPA liability. The increased amounts will become effective 90 days after the proposed regulations are finalized. We believe our insurance coverage as described above meets the requirements of OPA.

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

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System, or NPDES. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.

Although the EPA appealed this decision on November 16, 2006 and the court heard oral arguments in August 2007, the EPA also provided notice on June 21, 2007 of its intention to promulgate rules regarding the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels and solicited public comments. If the exemption is repealed or the EPA promulgates a final rule placing NPDES permitting requirements on ballast water discharges and other discharges incidental to the normal operation of vessels, we could be required to: install equipment on our vessels to treat ballast water before it is discharged; implement other port facility disposal arrangements or procedures at potentially substantial cost; and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems would increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements.

The Federal Clean Air Act (CAA), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, the EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards.

Greenhouse Gas Emissions

As noted above, in the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean going ships under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures the amount of which we cannot predict with certainty at this time.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Marine Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The vessels in our initial fleet have on board valid International Ship Security Certificates and, therefore, are exempt from obtaining U.S. Coast Guard approved MTSA security plans.

International laws governing civil liability to pay compensation or damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and in early 2009 it was in effect in 22 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us This discussion is based upon provisions of the Internal Revenue Code, or the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2009 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end in the United States (“U.S. Source International Transportation Income”) is considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (“U.S. Source Domestic Transportation Income”) is considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2009 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

In order to meet the “Publicly Traded Test”, the equity interests in the non-U.S. corporation at issue must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that a class of equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country. Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements are satisfied with respect to a class of equity interests listed on an established securities market provided trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations). Notwithstanding these rules, a class of equity that would otherwise be treated as “regularly traded” on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more “5.0% unitholders” (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the “Closely Held Block Exception”), unless the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

Because our common units are and have been traded solely on the New York Stock Exchange, which is considered to be an established securities market, our common units are and have been “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2009. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2009.

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

Even if we were not able to satisfy the Publicly Traded Test for a given taxable year, we may be able to satisfy a “Qualified Shareholder Stock Ownership Test” for a year in the event Navios Holdings owned more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, Navios Holdings itself met the Publicly Traded Test for such year and Navios Holdings provided us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. In connection with our IPO, Navios Holdings has represented that it then met the Publicly Traded Test and agreed to provide the information described above. However, there can be no assurance that Navios Holdings will meet the Publicly Traded Test or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change, and as a result Navios Holdings may not own more than 50.0% of the value of our outstanding equity interests for any year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by Navios Holdings of an indirect ownership interest in us.

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

We believe that, for our fiscal year ended December 31, 2009, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

C.	Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2009.

D.	Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are an international owner and operator of drybulk carriers, formed in August 2007 by Navios Maritime Holdings Inc., a vertically integrated seaborne shipping company with over 55 years of operating history in the drybulk shipping industry. We completed our IPO on November 16, 2007. In connection with the IPO, through a series of transactions, we acquired all of the capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels as follows:

•	Prior to the closing of the IPO, Navios Holdings contributed to us all of the outstanding shares of the capital stock of one vessel-owning subsidiary in exchange for 4,195,000 subordinated units;

•	We sold 10,500,000 common units, representing a 56.8% limited partner interest in us;

•	We entered into the Credit Facility that provided us with financing availability of up to $260.0 million, and we borrowed $165.0 million thereunder upon the closing of the IPO; and

•	At the closing of the IPO, Navios Holdings sold to us all of the outstanding shares of capital stock of the subsidiaries which owned or had the rights to seven vessels in exchange for: (i) all of the net proceeds from the IPO of 10,000,000 common units and the concurrent offering of 500,000 common units to a corporation owned by Angeliki Frangou; (ii) $160.0 million of the $165.0 million that we borrowed under our new Credit Facility; (iii) the issuance of 3,426,843 additional subordinated units to Navios Holdings; and (iv) the issuance to our general partner, Navios GP L.L.C., of a 2.0% general partner interest in us and all of our incentive distribution rights, which entitle it to increasing percentages of the cash we distribute in excess of $0.4025 per unit per quarter.

On November 15, 2007, Navios Partners entered into a Credit Facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This Credit Facility provided Navios Partners with financing availability of up to $260.0 million, of which $165.0 million was drawn on November 16, 2007. On June 25, 2008, the available borrowings under the Credit Facility were increased by $35.0 million to finance the acquisition of the Navios Hope on July 1, 2008, and on May 2, 2008, Navios Partners borrowed $35.0 million to finance the acquisition of the vessel Navios Fantastiks.

The availability of the $60.0 million provided by the Credit Facility, to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that would own the Navios Bonavis upon its delivery to Navios Holdings in June 2009, was cancelled.

On July 1, 2008, we issued 3,131,415 common units to Navios Holdings for the acquisition of the Navios Hope, and 63,906 general partnership units to the General Partner in exchange for the contribution received from the General Partner to maintain its 2% general partner interest in us.

In January 2009, Navios Partners amended the terms of its Credit Facility. The Credit Facility amendment was effective until January 15, 2010 and provides for (a) repayment of $40.0 million, which took place in February 2009, (b) maintenance of a cash reserve balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; and $12.5 million on December 31, 2009, and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100.0 million, (b) reducing the VMC (Value Maintenance Covenant) to be at 100% using charter free values, (c) adjusting the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009 and (d) introducing a new VMC that is based on charter-attached valuations set at 143%. As of December 31, 2009, Navios Partners was in compliance with the financial covenants as required under its January 2009 amended Credit Facility.

In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30.4 million ($29.5 million net of expenses) paid to Navios Partners in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract has been allocated to the period until its original expiration in 2013.

On January 11, 2010, Navios Partners further amended its Credit Facility and borrowed an additional amount of $24.0 million to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios Hyperion. The amended facility agreement provides for (a) prepayment of $12.5 million that took place on January 11, 2010, (b) margin from 1.00% to 1.45% depending on the loan to value ratio, (c) increase of the minimum net worth to $135.0 million, (d) VMC (Value Maintenance Covenant) to be above 143% using charter free values and (e) the minimum leverage covenant to be calculated using charter free values. The new covenants will be applied after January 15, 2010.

Equity Offerings

During fiscal 2009, Navios Partners completed three equity offering and issued a total amount of 10,660,400 common units and raised gross proceeds of total $134.3 million (excluding the general partner contribution) to fund its fleet expansion.

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54.3 million to fund its fleet expansion. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and purchased 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8.1 million.

As of February 23, 2010, there were outstanding: 28,316,815 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 753,851 general partnership units. Navios Holdings owns a 33.2% interest in Navios Partners, including the 2% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

On June 10, 2009, Navios Partners acquired from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34.6 million including a long-term charter-out agreement through November 2018. On December 16, 2009, Navios Partners exercised its option to purchase the vessel, at a purchase price of $25.0 million and paid $2.5 million in advance. Navios Partners took ownership of the vessel on January 12, 2010.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 52,073 dwt Ultra-Handymax vessel built in 2000, for a purchase price of $32.0 million.

On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion for a purchase price of $63.0 million.

The acquisitions were partly financed with the proceeds from the public offerings and borrowings under the Credit Facility.

Accordingly, the historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2007 to December 31, 2009.

		Country of	Statement of operations
Company name	Vessel name	incorporation	2009	2008	2007

Libra Shipping Enterprises Inc.	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/1 – 12/31	7/1 – 12/31	—
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	10/29-12/31	—	—
Prosperity Shipping Corporation(*)	Navios Prosperity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Chartered-in vessel	Navios Prosperity	—	—	—	6/19 – 11/15
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Chartered-in vessel	Fantastiks	—	—	—	2/2 – 11/15
Aldebaran Shipping Corporation(*)	Navios Aldebaran	Marshall Is.	1/1 – 12/31	3/17 – 12/31	—
Sagittarius Shipping Corporation (***)	Navios Sagittarius	Marshall Is.	6/10 – 12/31	—	—
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract.

(**)	Fantastiks Shipping Corporation took ownership of the vessel Navios Fantastiks on May 2, 2008.

(***)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their drybulk commodities. All of the vessels in our fleet are chartered-out under time charters, which range in length from two to nine years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.

For the fiscal year ended December 31, 2009, we had eight charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime, and accounted for approximately 34.3%, 18.8%, 13.0%, 9.6% and 9.3%, respectively, of our total revenues. For the fiscal year ended December 31, 2008, Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co.Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime, accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues. For the fiscal year ended December 31, 2007, Cargill International S.A., The Sanko Steamship Co.Ltd., Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime accounted for approximately 30.2%, 22.0%, 17.7% and 13.9% respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement (which provides for a fixed management fee until November 16, 2012) will provide us with a strong base of stable cash flows.

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

Receivables under our charter out contracts have been insured through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance) for the remaining term of the charter-out contract.

Vessel Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Under the management agreement we entered into with Navios ShipManagement, Navios ShipManagement bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, Navios ShipManagement is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance and costs associated with special surveys and related drydockings. The initial term of the management agreement is five years until November 2012, and we currently pay Navios ShipManagement a daily fee of $4,500 per owned Ultra-Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel, which is fixed for a two-year period ending November 16, 2011. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary costs. Extraordinary costs and expenses include fees and costs resulting from:

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

During the remaining term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

Overview

Our historical results of operations and cash flows prior to the IPO are not indicative of results of operations and cash flows to be expected from any future period, principally for the following reasons:

•	Different Fleet Size. Our historical financial statements for 2009, 2008 and 2007 reflect the results of operations of eleven, nine and seven vessels, respectively.

•	Different Structure of Operating and General and Administrative Expenses. Our historical operating expenses represented actual costs incurred by the vessel-owning subsidiaries and Navios ShipManagement in the operation of the vessels. Pursuant to the management agreement that we entered into with Navios ShipManagement upon the closing of the IPO, the daily operating expense rate was $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel and was fixed until November 16, 2009. In October 2009, we fixed the rate with Navios ShipManagement for an additional period of two years. The new management fees are: (a) $4,500 daily rate per owned Ultra-Handymax vessel, (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011. During the remaining year of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Under the administrative services agreement that we entered into with Navios ShipManagement upon the closing of the IPO, Navios ShipManagement provides significant administrative, financial and other support services to us. We reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement, including certain general and administrative expenses that we incur as a publicly traded limited partnership that we did not previously incur prior to the IPO.

•	Different Financing Arrangements. Our historical financing and derivative arrangements prior to the IPO are not representative of the arrangements we entered into to finance the acquisition of our initial fleet from Navios Holdings in connection with the closing of the IPO. For example, we entered into a Credit Facility in connection with the IPO that has been amended subsequently. In addition, we have not entered into forward freight arrangements and we do not expect to do so in the future.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

The following table presents consolidated revenue and expense information for the years ended December 31, 2009 and 2008. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	December 31,	December 31,
	2009	2008

Time charter and voyage revenue	$92,643	$75,082
Time charter and voyage expenses	(13,925)	(11,598)
Direct vessel expenses	(415)	(578)
Management fees	(11,004)	(9,275)
General and administrative expenses	(3,208)	(3,798)
Depreciation and amortization	(15,877)	(11,865)
Interest expense and finance cost, net	(8,048)	(9,216)
Interest income	261	301
Compensation expense	(6,082)	—
Other income	94	23
Other expense	(117)	(318)

Net income	$34,322	$28,758

Time Charter and Voyage Revenues.  Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues amounted to approximately $92.6 million for the year ended December 31, 2009 compared to $75.1 million for the year ended 2008. The increase was mainly attributable to the delivery of the Navios Aldebaran on March 17, 2008, the acquisition of the Navios Hope on July 1, 2008, both of which were fully operating during the year ended December 31, 2009, the acquisition of the rights to the Navios Sagittarius on June 10, 2009 and the acquisition of the Navios Apollon on October 29, 2009.

Time Charter and Voyage Expenses.  Time charter and voyage expenses amounted to $13.9 million for the year ended December 31, 2009 compared to $11.6 million for the year ended December 31, 2008. The increase was mainly attributable to the deliveries of the following chartered-in vessels: of the Navios Aldebaran on March 17, 2008, which was fully operating during the year ended December 31, 2009, and the delivery of the Navios Sagittarius on June 10, 2009. The increase was mitigated by the acquisition of the Navios Fantastiks from Navios Holdings into the owned fleet on May 2, 2008, from chartered-in vessel.

Direct Vessel Expenses.  For the year ended December 31, 2009, direct vessel expenses amounted to $0.4 million compared to $0.6 million for the year ended December 31, 2008, and comprised of the amortization of drydock and special survey costs.

Management Fees.  Management fees were paid to Navios ShipManagement for providing commercial and technical management services to Navios Partners for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009. In October 2009, Navios Partners fixed the rate with Navios ShipManagement for an additional period of two years. The new management fees are: (a) $4,500 daily rate per Ultra-Handymax vessel, (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011. Total management fees for the years ended December 31, 2009 and 2008 amounted to $11.0 million and $9.3 million, respectively. The increase of $1.7 million is mainly attributable to the increase in the number of owned vessels.

General and Administrative Expenses.  Total general and administrative fees for the year ended December 31, 2009 amounted to $3.2 million compared to $3.8 million for the year ended December 31, 2008.

Pursuant to the administrative services agreement, Navios ShipManagement provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2009 and 2008, the expenses charged by Navios ShipManagement for administrative services were $1.8 million and $1.5 million, respectively. The remaining balances of $1.4 million and $2.3 million of general and administrative expenses for the years ended December 31, 2009 and 2008 related to legal and professional fees including audit fees.

Depreciation and Amortization.  Depreciation and amortization amounted to $15.9 million for the year ended December 31, 2009 compared to $11.9 million for the year ended December 31, 2008. The main reason for the increase of $4.0 million was: (a) the increase in depreciation expense of $3.2 million due to the acquisitions of the Navios Fantastiks on May 2, 2008 (which until then was part of the chartered-in fleet of Navios Partners) and the Navios Hope on July 1, 2008, both of which were fully operating during the year ended December 31, 2009, and the acquisition of the Navios Apollon on October 29, 2009; (b) the increase in amortization expense of $2.5 million relating to the $27.4 million of backlog asset and $3.5 million of favorable lease term recognized with the acquisition of the rights to the Navios Sagittarius and the $8.3 million backlog asset recognized with the acquisition of the Navios Apollon on October 29, 2009. The above increase of $5.7 million was mitigated by a $1.7 million decrease in amortization expense relating to the $52.9 million of intangible assets (favorable lease terms charter-in) recognized on the acquisition of the Navios Fantastiks, which were transferred to vessel cost when the vessel was owned on May 2, 2008. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from four to ten years.

Interest Expense and Finance Cost, Net.  Interest expense and finance cost, net amounted to $8.0 million for the year ended December 31, 2009 compared to $9.2 million for the year ended December 31, 2008. Interest expense relating to the Credit Facility for the purchase of our vessels amounted to $7.4 million for the year ended December 31, 2009 compared to $9.0 million for the year ended December 31, 2008, while amortization of deferred finance fees amounted to $0.7 million and $0.2 million for the years ended December 31, 2009 and 2008, respectively. The decrease in interest expense was mainly attributable to (a) the decrease in average outstanding loan balance from $206.0 million in 2008 to $200.3 million in 2009; and (b) the decrease in effective interest rate from 4.17% for the year ended December 31, 2008 to 3.60% for the year ended December 31, 2009, as a result of the decrease in Libor rates. The increase in the amortization of deferred finance fees is mainly attributable to the $0.4 million write off due to the cancellation of the availability of the $60.0 million under the Credit Facility. The outstanding loan balance under our Credit Facility was $195.0 million and $235.0 million as at December 31, 2009 and 2008, respectively.

Compensation expense:  On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued 1,000,000 subordinated Series A units to Navios Holdings and recognized a non-cash compensation expense of $6.1 million.

Net Income.  Net income for year ended December 31, 2009 amounted to $34.3 million compared to $28.8 million for the year ended December 31, 2008. The increase in net income of $5.5 million was due to the factors discussed above.

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

	December 31,	December 31,
	2008	2007

Time charter and voyage revenue	$75,082	$50,352
Time charter and voyage expenses	(11,598)	(8,352)
Direct vessel expenses	(578)	(5,608)
Management fees	(9,275)	(920)
General and administrative expenses	(3,798)	(1,419)
Depreciation and amortization	(11,865)	(9,375)
Interest expense and finance cost, net	(9,216)	(5,522)
Interest income	301	—
Other income	23	93
Other expense	(318)	(226)

Income before income taxes	28,758	19,023
Deferred income tax	—	485

Net income	$28,758	$19,508

Time Charter and Voyage Revenues.  Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues amounted to approximately $75.1 million for year ended December 31, 2008 compared to $50.4 million for the year ended December 31, 2007. The increase was mainly attributable to the delivery of the Navios Prosperity on June 19, 2007, as well as the acquisition of the Navios Fantastiks (as part of the acquisition of Kleimar by Navios Holdings) in February 2007, both of which were fully operated in 2008 along with the delivery of the Navios Aldebaran on March 17, 2008 and the acquisition of the Navios Hope on July 1, 2008.

Time Charter and Voyage Expenses.  Time charter and voyage expenses amounted to $11.6 million for the year ended December 31, 2008 compared to $8.4 million for the year ended December 31, 2007. The increase was mainly attributable to the deliveries of the following chartered-in vessels: the Navios Prosperity on June 19, 2007, the Navios Fantastiks (as part of the acquisition of Kleimar by Navios Holdings) in February 2007 and of the Navios Aldebaran on March 17, 2008. This increase was mitigated by the acquisition of the Navios Fantastiks from Navios Holdings into the owned fleet on May 2, 2008, from chartered in vessel.

Direct Vessel Expenses.  Direct vessel expenses represent the vessels’ operating expenses. For the year ended December 31, 2008 direct vessel expenses amounted to $0.6 million and comprised of the amortization of drydock and special survey costs. Starting on November 16, 2007, the vessels’ operating expenses are managed by Navios ShipManagement. For the year ended December 31, 2007, direct vessel expenses amounted to $5.6 million and were comprised of crewing and related costs (approximately 40.7%), stores, provisions, lubricants and chemicals (approximately 24.6%), insurance (approximately 13.4%), spares, repairs, maintenance and other (approximately 21.3%).

Management Fees.  Starting on November 16, 2007, in connection with the management agreement entered into by Navios Partners, Navios ShipManagement provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and

$5,000 per owned Capesize vessel until November 16, 2009. Total management fees for the years ended December 31, 2008 and 2007 amounted to $9.3 million and $0.9 million, respectively.

General and Administrative Expenses.  Total general and administrative fees for the year ended December 31, 2008 amounted to $3.8 million compared to $1.4 million for the year ended December 31, 2007. Navios ShipManagement charged for the period prior to the IPO a fixed monthly fee of $15,000 in 2007 per vessel in exchange of a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services.

Subsequent to the IPO and pursuant to the administrative services agreement, Navios ShipManagement provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2008 and 2007, the expenses charged by Navios ShipManagement for administrative services were $1.5 million and $0.2 million, respectively. The remaining balances of $2.3 million and $1.2 million of general and administrative expenses for the years ended December 31, 2008 and 2007 related to legal and professional fees including audit fees.

Depreciation and Amortization.  Depreciation and amortization amounted to $11.9 million for the year ended December 31, 2008 compared to $9.4 million for the year ended December 31, 2007. The main reason for this increase of $2.5 million was: (a) the increase in depreciation expense of $4.2 million due to the acquisitions of the Navios Fantastiks on May 2, 2008 (which until then was part of the chartered-in fleet of Navios Partners) and the Navios Hope on July 1, 2008; (b) amortization income of $1.4 million related to backlog liabilities which were fully amortized during the year ended December 31, 2007 and, therefore, there is no such income from amortization of backlog liabilities, in the year ended December 31, 2008. The above increase was mitigated by $3.1 million decrease in amortization expense relating to the $51.1 million of intangible assets and liabilities (favorable and unfavorable leases) recognized on the acquisition of the Navios Fantastiks (which was a chartered-in vessel until May 2, 2008 and then became an owned vessel) as part of the acquisition of Kleimar by Navios Holdings in February 2007. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from four to ten years.

Interest Expense and Finance Cost, Net.  Interest expense and finance cost, net amounted to $9.2 million for the year ended December 31, 2008 compared to $5.5 million for the year ended December 31, 2007. Interest expense relating to the Credit Facility for the purchase of our vessels amounted to $9.0 million for the year ended December 31, 2008 compared to $5.3 million for the year ended December 31, 2007 ($1.2 million was the interest for the period from the drawdown date on November 16, 2007 to December 31, 2007), while amortization of deferred finance fees amounted to $0.2 million for the years ended December 31, 2008 and 2007, respectively. The increase in interest expense was mainly attributable to the increase in average outstanding loan balance from $88.0 million in 2007 to $206.0 million in 2008. As at December 31, 2007, the outstanding loan balance under our Credit Facility was $165.0 million and $235.0 million as at December 31, 2008.

Income Taxes.  Income taxes amounted to $0 for the year ended December 31, 2008 and $0.5 million for the year ended December 31, 2007. The amount in 2007 was related to the vessel Navios Fantastiks, which was part of Kleimar Fleet upon its acquisition from Navios Holdings in February 2007.

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

Credit Facility

Upon the closing of the IPO, we entered into a $260.0 million Credit Facility with DVB Bank AG and Commerzbank AG. We borrowed $165.0 million upon the closing of the IPO to fund a portion of the purchase price of the capital stock of the subsidiaries that owned or had rights to the nine vessels in our initial fleet. The balance of the drawn amount was used as working capital. On June 25, 2008, the available borrowings under the Credit Facility were increased by $35.0 million to finance the acquisition of the vessel Navios Hope on July 1, 2008. On May 2, 2008, Navios Partners borrowed $35.0 million to finance the acquisition of the vessel Navios Fantastiks.

In January 2009, Navios Partners amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) repayment of $40.0 million, which took place in February 2009, (b) maintenance of a cash reserve balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; and $12.5 million on December 31, 2009, and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100.0 million, (b) reducing the VMC (Value Maintenance Covenant) to be at 100% using charter free values, (c) adjusting the minimum leverage covenant to be calculated using charter-inclusive adjusted values until December 31, 2009 and (d) introducing a new VMC that is based on charter-attached valuations set at 143%. The new revised covenants were applied for 2009 year-end compliance purposes and Navios Partners was in compliance with these.

The availability of the $60.0 million provided by the Credit Facility, to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that would own the Navios Bonavis upon its delivery to Navios Holdings in June 2009, was cancelled because Navios Holdings relieved Navios Partners from its obligation to purchase the vessel.

On January 11, 2010, Navios Partners further amended its existing Credit Facility and borrowed an additional amount of $24.0 million to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios Hyperion. The amended facility agreement provides for (a) prepayment of the $12.5 million, held in a pledged account, which took place on January 11, 2010, (b) a new margin from 1.00% to 1.45%, depending on the loan to value ratio, (c) increase of the minimum net worth covenant to $135.0 million, (d) adjustment of the VMC (Value Maintenance Covenant) to be above 143% using charter-free values and (e) adjusting the minimum leverage covenant to be calculated using charter-free values. The new covenants have been applied since January 15, 2010. Commitment fee for undrawn amounts under the amended terms is 0.50%.

Amounts drawn under this Credit Facility are secured by first preferred mortgages on Navios Partners’ owned vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The Credit Facility contains a number of restrictive covenants that prohibit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facility also requires us to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our Credit Facility, as amended, also requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the Credit Facility) which, as per the amended terms, is at least $22.0 million for the year ended December 31, 2009 (increasing by $9.0 million per year until it reaches $40.0 million, which level is required to be maintained thereafter);

•	maintain a ratio of EBITDA (as defined in our Credit Facility) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our Credit Facility) of less than 0.75 to 1.00.

In addition, Navios Holdings and its affiliates (as defined in the Credit Facility) are required to own at least 30% of us and to own 100% of our general partner. The credit facility prohibits us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default. Events of default under our credit facility include:

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

As of December 31, 2009, Navios Partners was in compliance with the financial covenants as revised under its January 2009 amended Credit Facility.

The repayment of the remaining balance of Credit Facility, which currently is $206.5 million, starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the agreement.

Liquidity and Cash Needs

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36.1 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.5 million, were approximately $34.3 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.7 million.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued 1,000,000 subordinated Series A units recognizing in the results a non-cash compensation expense amounting to $6.1 million. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties

(but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to the issuance of the 1,000,000 subordinated Series A units, Navios Partners issued 20,408 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34.2 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.3 million, were approximately $32.5 million. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.7 million.

On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and purchased 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4.4 million and net proceeds of approximately $4.2 million. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.1 million.

On November 24, 2009, Navios Partners completed its public offering of 4,000,000 common units at $14.90 per unit and raised gross proceeds of approximately $59.6 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.2 million, were approximately $56.8 million. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.2 million.

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54.3 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding estimated offering costs of $0.3 million, were approximately $51.8 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and purchased 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8.1 million and net proceeds of approximately $7.8 million. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

As of February 23, 2010, there were outstanding: 28,316,815 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 753,851 general partnership units. The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units (not including holders of subordinated Series A units) and the 2.0% general partner interest is $51.4 million. During the years ended December 31, 2009 and 2008 the aggregate amount of cash distribution paid was $39.0 million and $24.6 million, respectively.

On February 11, 2010, we paid a cash distribution for the fourth quarter of 2009 of $0.41 per unit, or $15.1 million in total, to unitholders of record on February 8, 2010.

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, cash reserve requirements as per our January 2010 amended Credit Facility agreement and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on January 29, 2009 under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million.

Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement, as amended in June 2009. We cannot assure you that we will be able to raise the size of our Credit Facility or obtaining additional funds on favorable terms.

Cash flows for the year ended December 31, 2009 compared to the year ended December 31, 2008:

The following table presents cash flow information for the years ended December 31, 2009 and 2008. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008

Net cash provided by operating activities	$80,565	$41,744
Net cash used in investing activities	(69,100)	(69,505)
Net cash provided by financing activities	38,039	46,040

Change in cash and cash equivalents	$49,504	$18,279

Cash provided by operating activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash provided by operating activities increased by $38.9 million to $80.6 million for the year ended December 31, 2009 as compared to $41.7 million for the same period in 2008.

The increase resulted from higher net income for the year ended December 31, 2009 of $34.3 million compared to $28.8 million for the year ended December 31, 2008 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including compensation expense of $6.1 million and $0 for the years ended December 31, 2009 and 2008, respectively, and depreciation and amortization of $15.9 million and $11.9 million for the years ended December 31, 2009 and 2008, respectively.

Amounts due to related parties increased by $0.5 million from $1.5 million in amounts due to related parties at December 31, 2008 to $2.0 million in amounts due to related parties at December 31, 2009. The increase is due to an increase in the management fees payable to Navios ShipManagement of $2.2 million mitigated by an amount due to Navios Partners of $1.7 million, which was received in January 2010.

Restricted cash increased from $0 as of December 31, 2008 to $13.3 million as of December 31, 2009. Out of the $13.3 million, an amount of $0.8 million was held as deposit to guarantee a claim related to an owned vessel and the remaining $12.5 million, that is presented in financing activities, was the cash reserve maintained in pledged account under the January 2009 amendment of our Credit Facility.

Accounts receivable increased by $0.3 million from $0.3 million at December 31, 2008 to $0.6 million at December 31, 2009. The primary reason was an increase in amounts receivable from charterers.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $24.2 million from $2.6 million at December 31, 2008 to $26.8 million at December 31, 2009. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30.4 million, of which Navios Partners received net of expenses in the amount of $29.6 million in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30.4 million has been recognized as deferred revenue and amortized over the life of the vessel’s contract.

Accounts payable decreased by $0.1 million to $0.5 million at December 31, 2009 from $0.6 million at December 31, 2008. The main reason was a decrease in insurers’ payable of $0.1 million.

Prepaid expenses and other current assets increased by $0.4 million to $0.8 million at December 31, 2009 from $0.4 million at December 31, 2008. The increase was mainly attributable to the increase in prepaid voyage costs by $0.3 million and the increase in other current assets by $0.1 million, respectively.

Accrued expenses increased by $0.2 million from $1.6 million at December 31, 2008 to $1.8 million at December 31, 2009. This increase is due to the increase in accrued voyage expenses by $0.5 million, which was partially offset by a decrease in accrued loan interest of $0.2 million and a decrease in accrued legal and professional fees of $0.1 million.

Cash used in investing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash used in investing activities of $69.1 million in the year ended December 31, 2009 was related to the fleet expansion. On June 10, 2009, Navios Partners acquired from Navios Holdings, the rights to the Navios Sagittarius for a cash payment of $34.6 million including a long-term charter-out agreement through November 2018. On December 16, 2009, Navios Partners exercised its option to purchase the vessel, at a purchase price of $25.0 million, and paid $2.5 million in advance.

On October 29, 2009, Navios Partners purchased from Navios Holdings the vessel Navios Apollon for a purchase price of $32.0 million. Backlog assets recognized through this transaction amounted to $8.3 million and were related to the acquisition of the rights on the time charter-out contract of the vessel, and the amount of $23.7 million was classified under vessels and other fixed assets.

During the corresponding period of 2008, net cash used in investing activities of $69.5 million was mostly related to the acquisition of vessels. On May 2, 2008, Navios Partners purchased the vessel Navios Fantastiks for an amount of $34.2 million and paid an additional $0.3 million for capitalized expenses related to the vessel’s acquisition. On July 1, 2008, Navios Partners purchased the vessel Navios Aurora I, renamed to the Navios Hope, for a cash consideration of $35.0 million.

Cash provided by financing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Cash provided by financing activities of $38.0 million for the year ended December 31, 2009 was due to the following: (a) net proceeds of $126.8 million from the issuance of 10,660,400 common units; (b) $2.9 million from the issuance of 237,968 general partnership units to the General Partner; (c) total cash distribution of $39.0 million paid during the year ended December 31, 2009; (d) repayment of $40.0 million on the Credit Facility and $0.2 million restructuring fees; and (e) maintenance of $12.5 million as cash reserves in pledged account under the January 2009 amendment of our Credit Facility.

Cash provided by financing activities of $46.0 million for the year ended December 31, 2008 was due to the following: (a) additional borrowings of $70.0 million under the Credit Facility in order to finance the acquisition of the vessel Navios Fantastiks on May 2, 2008 and the Navios Hope on July 1, 2008 netted against payment of debt issuance cost amounting to $0.3 million; (b) an amount of $0.9 million Navios Partners received in exchange for the issuance of 63,906 units to the General Partner to maintain its 2% general partner interest in Navios Partners in connection with the issuance of 3,131,415 common units to

Navios Holdings as part of the purchase price for the Navios Hope; and (c) total cash distribution of $24.6 million paid during the year ended December 31, 2008.

Cash flows for the year ended December 31, 2008 compared to the year ended December 31, 2007

The following table presents cash flow information for the years ended December 31, 2008 and 2007. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007

Net cash provided by operating activities	$41,744	$10,516
Net cash used in investing activities	(69,505)	—
Net cash provided by/ (used in) financing activities	46,040	(421)

Change in cash and cash equivalents	$18,279	$10,095

Cash provided by operating activities for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

Net cash provided by operating activities increased by $31.2 million to $41.7 million for the year ended December 31, 2008 as compared to $10.5 million for the same period in 2007. The increase is analyzed as follows:

The increase resulted from higher net income for the year ended December 31, 2008 of $28.8 million compared to $19.5 million for the year ended December 31, 2007 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization of $11.9 million and $9.4 million for the years ended December 31, 2008 and 2007, respectively.

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

Restricted cash had a zero balance as of December 31, 2008 from $0.8 million as of December 31, 2007. The reason for the decrease was that the banks no longer obliges us to keep cash in our retention account as of December 31, 2008 for the payment of the interest as was previously required under our Credit Facility with ISH Nordbank and Commerzbank A.G. in 2007.

Accounts receivable decreased by $0.1 million from $0.4 million at December 31, 2007 to $0.3 million at December 31, 2008. The primary reason for this decrease was the receipt of a long outstanding balance from a charterer.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred voyage revenue, net of commissions increased by $2.4 million from $0.2 million at December 31, 2007 to $2.6 million at December 31, 2008.

Accounts payable remained almost the same at December 31, 2007 compared to December 31, 2008 at $0.6 respectively. There was an increase in brokers’ payables of $0.2 million offset by an equal decrease in professional and legal fees payable.

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

As part of the management agreement entered into on November 16, 2007, Navios ShipManagement is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance and costs associated with special surveys and related drydockings. The initial term of the management agreement is until November 2012 and Navios Partners paid Navios ShipManagement a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009. This fixed daily fee covers the entire operating expenses of Navios Partners’ vessels, other than certain extraordinary costs. As such, there was no drydock/special survey related payments for the year ended December 31, 2008.

Cash used in investing activities for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

Net cash used in investing activities of $69.5 million in the year ended December 31, 2008 was mostly related to the acquisition of vessels. On May 2, 2008, Navios Partners purchased the vessel Navios Fantastiks for an amount of $34.2 million, and paid an additional $0.3 million for capitalized expenses related to the vessel’s acquisition. On July 1, 2008, Navios Partners purchased the vessel Navios Hope for a cash consideration of $35.0 million.

During the corresponding period of 2007, Navios Partners did not have any kind of investing activities.

Cash (used in)/ provided by financing activities for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

Cash provided by financing activities of $46.0 million for the year ended December 31, 2008 was due to the following: (a) additional borrowings of $70.0 million under the Credit Facility in order to finance the acquisitions of the vessel Navios Fantastiks on May 2, 2008 and the Navios Hope on July 1, 2008, netted against payment of debt issuance cost amounting to $0.3 million; (b) an amount of $0.9 million Navios Partners received in exchange for the issuance of 63,906 units to the General Partner to maintain its 2% general partner interest in Navios Partners in connection with the issuance of 3,131,415 common units to Navios Holdings as part of the purchase price for the Navios Hope; and (c) total cash distribution of $24.6 million paid during the year ended December 31, 2008.

Cash used in financing activities of $0.4 million for the year ended December 31, 2007 was the result of cash contributed to Navios Holdings amounting to $353.3 million for the purchase of the capital stock of Navios Partners’ subsidiaries, as well as debt repayment amounting to $2.3 million and payment of debt issuance costs amounting to $2.5 million. This was offset by the proceeds from the new Credit Facility of $165.0 million that Navios Partners entered into on November 15, 2007 and the actual net proceeds of $192.7 million derived from the IPO.

Reconciliation of EBITDA to Net Cash from Operating Activities

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	(Expressed in thousands of US Dollars – except per unit data)

Net Cash from Operating Activities	$80,565	$41,744	$10,516
Net increase/ (decrease) in operating assets	1,566	(533)	22,249
Net (increase)/ decrease in operating liabilities	(24,703)	211	(4,449)
Payments for drydock and special survey costs	—	—	849
Provision for bad debts	(49)	—	—
Net interest cost	7,787	8,915	5,522
Provision for losses on accounts receivable	—	—	—
Deferred finance charges	(683)	(221)	(160)

Adjusted EBITDA	$64,483	$50,116	$34,527

Adjusted EBITDA:  Adjusted EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes plus non-cash compensation expense for the release of the obligation to acquire the Navios Bonavis. Adjusted EBITDA is included because it is used by certain investors to measure a company’s financial performance. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Adjusted EBITDA is presented to provide additional information with respect to Navios Partners’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. While adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted EBITDA increased by $14.4 million or 28.7% to $64.5 million for the year ended December 31, 2009 as compared to $50.1 million for the same period of 2008. This $14.4 million increase in EBITDA was primarily due to: (a) a $17.5 million increase in revenue as a result of the increased number of operating days from 2,991 for the year ended December 31, 2008 to 3,552 for the year ended December 31, 2009; (b) a $0.6 million decrease in general and administrative expenses; and (c) a $0.3 million decrease in net other expenses which was partially offset by a $2.3 million increase in time charter and voyage expenses as a result of the increased number of vessels in Navios Partners’ chartered-in fleet and a $1.7 million increase in management fees, due to the increase in the number of vessels.

Adjusted EBITDA increased by $15.6 million to $50.1 million for the year ended December 31, 2008 as compared to $34.5 million for the same period of 2007. This $15.6 million increase in adjusted EBITDA was primarily due to: (a) $24.7 million increase in revenues as a result of the increased number of vessels in Navios Partners’ fleet; and (b) $4.9 million decrease in direct vessel expenses due to the vessels being managed by Navios ShipManagement since the closing of the IPO, for a fixed daily fee of $4,000 per Panamax and $5,000 per Capesize vessel. The above overall favorable variance of $29.6 million was mitigated by: (a) a $3.2 million increase in time charter and voyage expenses for the same reason the revenue increased in 2008; (b) a $8.4 million increase in management fees paid to Navios ShipManagement since the closing of the IPO as described above; and (c) a $2.4 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during 2008 compared to 2007. The decrease in direct vessel expenses is mainly due to the acquisition of the Navios Fantastiks from Navios Holdings into Navios Partners’ owned fleet on May 2, 2008, from chartered in vessel. Further, as a result of the management agreement which was effective on November 16, 2007, Navios Partners no longer bears the cost of operating expenses of owned fleet as such costs would already be included in the fixed fees paid to Navios ShipManagement (originally fixed until November 16, 2009). As such, there was an increase in management fees but a decrease in direct vessel expenses for the year ended December 31, 2008 when compared to the year ended December 31, 2007.

Borrowings

Our long-term third-party borrowings are reflected in our combined balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2009 and December 31, 2008, long-term debt amounted to $195.0 million, and the current portion of long-term debt amounted to $0 and $40.0 million, respectively.

Capital Expenditures

During the years ended December 31, 2009, 2008 and 2007, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt, owner’s contribution and equity raising. Capital expenditures for the years ended December 31, 2009, 2008 and 2007 amounted to $69.1 million, $69.5 million and $0, respectively. For the year ended December 31, 2009, expansion capital expenditures of $69.1 million related to the acquisition of the rights and charter out contract to the Navios Sagittarius on June 10, 2009 and the acquisition of the Navios Apollon on October 29, 2009. For the year ended December 31, 2008, expansion capital expenditures of $69.5 million related to the acquisition of the Navios Fantastiks on May 2, 2008 and the Navios Hope on July 1, 2008.

After the closing of the IPO, maintenance for our vessels and expenses related to drydocking are included in the fee we pay our vessel manager under our management agreement. We paid Navios ShipManagement a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel, which amounts were originally fixed for two years until November 16, 2009, to provide such commercial and technical services to the vessels in our fleet. In October 2009, we fixed the rate with Navios ShipManagement for an additional period of two years. The new management fees are: (a) $4,500 daily rate per owned Ultra-Handymax vessel, (b) $4,400 daily rate per owned Panamax vessel and (c) $5,500 daily rate per owned Capesize vessel for the two-year period ending November 16, 2011. The fee we pay to Navios ShipManagement includes any costs associated with scheduled drydockings during the term of the management agreement.

Replacement Reserve

Our annual replacement reserve for the years ended December 31, 2009 and 2008 was $8.0 million and $9.9 million, respectively, for replacing our vessels at the end of their useful lives.

As of January 2009, the amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life; and (iii) a relative net investment rate.

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

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our options to purchase the Navios Prosperity and the Navios Aldebaran, which we currently charter-in), we assess potential acquisition opportunities on a regular basis. Pursuant to our Omnibus Agreement with Navios Holdings, as amended in June 2009, we will have the opportunity to purchase additional drybulk vessels from Navios Holdings when those vessels are fixed under charters of three or more years upon their expiration of their current charters or upon completion of their construction. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.

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

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2009:

	Payments due by year
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

Loan obligations	$—	$28,611	$51,447	$114,942	$195,000
Operating lease obligations(1)	$9,980	$19,755	$16,458	$1,005	$47,198
Committed vessel purchase(2)	$22,500	$—	$—	$—	$22,500

Total contractual obligations	$32,480	$48,366	$67,905	$115,947	$264,698

(1)	These amounts reflect future minimum commitments under our charter-in contracts, net of commissions. As of December 31, 2009, we had entered into a charter-in agreement for three of our vessels (Navios Prosperity, Navios Aldebaran and Navios Sagittarius). The Navios Prosperity is chartered-in for seven years with options to extend for two one-year periods. We have the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($41.2 million based on the exchange rate at December 31, 2009), declining pro rata by 145 million Japanese Yen ($1.57 million based on the exchange rate at December 31, 2009) per calendar year. The Navios Aldebaran is a chartered-in vessel starting from March 17, 2008 for seven years with options to extend for two one-year periods. The purchase option price is initially 3.6 billion Japanese Yen ($39.03 million based on the exchange rate at December 31, 2009) declining pro rata by 150 million Japanese Yen ($1.63 million based on the exchange rate at December 31, 2009) per calendar year. The Navios Sagittarius has been chartered in since June 10, 2009, and in December 2009 Navios Partners exercised the option to acquire the vessel at a purchase price of $25.0 million. The vessel was delivered into the owned fleet of Navios Partners on January 12, 2010.

(2)	Navios Partners exercised the option to purchase the Navios Sagittarius for a price of $25.0 million of which 10% was paid on December 16, 2009. The balance $22.5 was paid in January 2010.

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

Impairment of Long Lived Assets

Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with “Impairment of Long Lived Assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

For the year ended December 31, 2009, management of Navios Partners, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, has no reason to suspect that a long-lived asset may not be recoverable and therefore did not test for impairment nor did it recognize any loss on the long-lived assets of Navios Partners as of December 31, 2009.

Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Partners to material impairment charges in the future.

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

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. Under the terms of our management agreement with Navios ShipManagement, the costs of drydocking and special surveys are included in the daily management fee of $4,500 per owned Ultra-Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel, which fees are fixed until November 2011. From November 2011 to November 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

Recent Accounting Pronouncements

Fair Value

In September 2006, the Financial Accounting Standards Board, or FASB, issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date for us to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for Navios Partners for the fiscal year beginning January 1, 2009 and did not have a material effect on its consolidated financial statements.

In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance was effective for Navios Partners for the quarter ended June 30, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.

Earnings per unit computations

In March 2008, the FASB issued guidance that may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This guidance addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance was effective for Navios Partners for the fiscal year beginning as of January 1, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.

Accounting for Business Combinations

Navios Partners adopted new U.S. GAAP guidance related to business combinations beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its consolidated financial statements; however, it will impact the accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets aquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Noncontrolling Interests in Consolidated Financial Statements

Navios Partners adopted new U.S. GAAP guidance related to noncontrolling interests in consolidated financial statements beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The guidance revises new accounting and reporting standards for the noncontrolling interest in a subsidiary and the accounting for the deconsolidation of a subsidiary. It also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. The guidance also requires expanded disclosures regarding the interest of the parent of the noncontrolling interest.

Determination of the Useful Life of Intangible Assets

Navios Partners adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal 2009. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S. GAAP.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this guidance to be material to its consolidated financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

This new guidance will be effective for Navios Partners beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this new guidance to be material to its consolidated financial statements.

FASB Accounting Standards Codification

In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The

Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for Navios Partners in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on Navios Partners’ consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on Navios Partners’ consolidated financial statements.

Interim Disclosure about Fair Value of Financial Instruments

In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require an entity to provide disclosures about fair value of financial instruments in interim financial information (“Fair Value Disclosure Amendment”). The Fair Value Disclosure Amendment requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Fair Value Disclosure Amendment became effective for Navios Partners in the quarter ended June 30, 2009, and its adoption did not have significant effect on its financial position, results of operations, or cash flows.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management:

Name	Age	Position

Angeliki Frangou	44	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	37	Chief Financial Officer
Michael E. McClure	63	Executive Vice President-Corporate Affairs
George Achniotis	45	Executive Vice President-Business Development and Director
Shunji Sasada	51	Director
Serafeim Kriempardis	61	Director (Class III)
Efstathios Loizos	48	Director (Class II)
Robert Pierot	51	Director (Class I)
John Karakadas	47	Director (Class I)
Vasiliki Papaefthymiou	40	Secretary

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 85 Akti Miaouli Street, Piraeus Greece 185 38.

Angeliki Frangou was appointed our Chairman and Chief Executive Officer in August 2007. Ms. Frangou has been Navios Holdings’ Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios Holdings by International Shipping Enterprises Inc. (“ISE”). Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE. Ms. Frangou has been the Chief Executive Officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece that specializes in the management of dry cargo vessels of various types and sizes, since she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, up to July 2005. Ms. Frangou is the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, a New York Stock Exchange listed company as of June 2008. Ms. Frangou is also the chairman of the board of IRF European Finance Investments Ltd., listed in SFM of the London Stock Exchange. She was also chairman of the board of directors of Proton Bank, based in Athens, Greece, from June 2006 until September 2008. Ms. Frangou is a member of the Mediterranean Committee of China Classification Society, a member of the Hellenic and Black Sea Committee of Bureau Veritas and member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a masters degree in mechanical engineering from Columbia University.

Efstratios Desypris was appointed our Chief Financial Officer in January 2010. Mr. Desypris has been the Financial Controller of Navios Holdings since May 2006. Mr. Desypris worked for 12 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Michael E. McClure was appointed our Executive Vice President — Corporate Affairs in January 2010, having served since August 2007 as our Chief Financial Officer. Mr. McClure has been Senior Vice President — Corporate Affairs of Navios Holdings since April 12, 2007. Prior to that date, Mr. McClure was Chief Financial Officer of Navios Holdings from October 1, 2005 to April 12, 2007. Mr. McClure joined Navios Holdings in 1978, at which time he served as Manager of Financial Analysis and then Director of South American Transportation Projects, which included Navios Holdings’ owned port facility in Uruguay and its commercial leads in Venezuela and Columbia. He is a board member of The Baltic Exchange and prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure received a Bachelor of Arts degree from St. Mary’s College and an MBA degree from Marquette University.

George Achniotis was appointed to our Board of Directors in August 2007 and has been our Executive Vice President-Business Development since February 2008. Mr. Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President — Business Development of Navios Holdings from August 2006 to April 2007. Prior to joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006.

Vasiliki Papaefthymiou was appointed our Secretary in August 2007. Ms. Papaefthymiou has been Executive Vice President — Legal and a member of Navios Holdings’ board of directors since August 25, 2005, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada has been Chief Operating Officer of Navios Corporation since July 2007. Prior to July 2007, Mr. Sasada was Senior Vice President — Fleet Development of Navios Holdings from October 1, 2005 to July 2007. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business.

Serafeim Kriempardis was appointed to our Board of Directors in December 2009. Mr. Kriempardis previously served as the Head of Shipping of Piraeus Bank and Emporiki Bank of Greece. Mr. Kriempardis is an accountant by training and holds a Bachelor’s degree in Economics from the Athens University of Economics and Business and a Master’s degree in management from the McGill University of Canada.

Efstathios Loizos was appointed to our Board of Directors in October 2007. Since 2005, Mr. Loizos has served as the President of the International Packaging Association and has been the Vice President of the board of directors of the Hellenic Association of Steel Packaging Manufacturers. Mr. Loizos has served as the General Manager and a member of the board of directors of Elsa S.A., a Greek steel packaging company and has been the Vice Chairman of the board of directors of Atlas S.A., one of its affiliates. In October 2008, Mr. Loizos joined the Managing Team of ION S.A. a leading Greek chocolate and cocoa group of companies and has been appointed Joint Managing Director of MABEL S.A., one the affiliated companies of the group. He is also one the founders and Vice Chairman of the Board of Directors of the recently formed company Facility Plus, which is engaged in the field of property and facility management. Mr. Loizos received a Matrise en sciences economiques from the University of Strasbourg and an MBA in finance from New York University.

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of ocean-going vessels, ranging from large bulk carriers and tankers to vessels used to service offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. From 1987 to 2007, Mr. Pierot was one of the founding shareholders of Scorpion Offshore. Mr. Pierot was one of the original members of the board of directors of Chiles Offshore. Mr. Pierot is also a member of the board of directors of the Hellenic-American Chamber of Commerce, a position he has held since 1980.

John Karakadas was appointed to our Board of Directors in October 2007. Since March 2006, Mr. Karakadas serves as Chairman and Chief Executive Officer of SingularLogic, a South East European software vendor and information technology services provider. Additionally, Mr. Karakadas is Chairman and Chief Executive Officer of MIG Technology Holdings SA, a special purpose vehicle for the acquisition of technology leaders in the South East Europe. Previously, Mr. Karakadas has served as an Executive Director of Marfin Investment Group, an Athens Exchange listed company. He has also served on the board of directors of IRF European Finance Investments Ltd., a London Stock Exchange listed company, and on the board of directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the Managing Director of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a BBA in Industrial Management from Kent State University.

B.	Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse

Navios ShipManagement and certain affiliates for expenses incurred pursuant to the management agreement and administrative services agreement we entered into with Navios ShipManagement. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the period after the closing of the IPO on November 16, 2007 to December 31, 2007 and for the year ended December 31, 2008, no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our Chief Executive Officer and our Chief Financial Officer are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers after the closing of the IPO. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2009 and 2008 and for the period from November 16, 2007 to December 31, 2007, the fee charged by Navios ShipManagement for administrative services was $1.8 million, $1.5 million and $161,000, respectively.

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

For the years ended December 31, 2009 and 2008, the aggregate annual compensation paid to our current non-management executive directors was $160,000; and $100,000 was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

For the period after the closing of the IPO on November 16, 2007 to December 31, 2007, the aggregate annual compensation paid to our current non-management executive directors was approximately $32,000, whereas no amount was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

C.	Board Practices

Our partnership agreement provides that our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our General Partner, Navios GP L.L.C., is wholly owned by Navios Holdings. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our executive officers and three of our directors also are executive officers, directors and/or affiliates of Navios Holdings and our Chief Executive Officer is also the Chairman and Chief Executive Officer of Navios Acquisition and Navios Holdings.

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as the Class I elected directors and will serve until our annual meeting of unitholders in 2012, as their term was renewed for three years during our 2009 annual meeting of unitholders; one of the four directors was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2010; and the remaining director was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2011. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

The three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our conflicts committee are Messrs. Efstathios Loizos, John Karakadas and Serafeim Kriempardis.

In addition, we have an audit committee of three independent directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee comprises of Messrs. Efstathios Loizos, John Karakadas and Serafeim Kriempardis and our audit committee financial expert is Mr. Loizos.

Employees of Navios ShipManagement, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Efstratios Desypis, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition and Navios Holdings. While the amount of time each of them allocate between our business and the business of Navios Holdings and Navios Acquisition varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

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

Employees of Navios ShipManagement provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement; therefore Navios Partners does not employ additional staff.

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Polish and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to Navios ShipManagement by local crewing agencies. The crewing agencies handle each seaman’s training while Navios ShipManagement handles their travel and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios ShipManagement also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. — Major Unitholders and Related Party Transactions”.

E.	Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of February 22, 2010, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of April 23, 2010 (60 days after February 22, 2010) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on 37,692,509 units, representing all outstanding common units (28,316,815), subordinated units (7,621,843), subordinated Series A units (1,000,000) and general partner units (753,851). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders in based on information delivered to us.

Identity of Person or Group

		Percentage of		Percentage of	Percentage of
	Common	Common		Subordinated	Total Common and
	Units	Units	Subordinated	Units	Subordinated
	Owned	Owned	Units Owned	Owned	Units Owned

Angeliki Frangou(1)(2)	500,000	1.8%	—	—	1.3%
Efstratios Desypris	—	—	—	—	*
Michael McCLure	*	*	—	—	*
George Achniotis	*	*	—	—	*
Robert Pierot	*	*	—	—	*
Shunji Sasada	*	*	—	—	*
Serafeim Kriempardis	*	*	—	—	*
Efstathios Loizos	*	*	—	—	*
John Karakadas	*	*	—	—	*
Vasiliki Papaefthymiou	*	*	—	—	*
All directors and officers as a group (9 persons)(2)(3)	595,000	2.1%	—	—	1.6%

*	Less than 1%

(1)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.

(2)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Mr. McClure is Navios Holdings’ Executive Vice President — Corporate Affairs, Ms. Papaefthymiou is Navios Holdings’ Executive Vice (2) President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.

(3)	Each director, executive officer and key employee, other than Ms. Frangou, beneficially owns less than one percent of the outstanding common and subordinated units.

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership as of February 22, 2010, of our common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 23, 2010 (60 days after February 22, 2010) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on 37,692,509 units, representing all outstanding common units (28,316,815), subordinated units (7,621,843), subordinated Series A units (1,000,000) and general partner units (753,851).

	Common Units Beneficially		Subordinated Units		Subordinated Series		Total Common and
	Owned		Beneficially Owned		A Units Beneficially Owned		Subordinated Units
	Number	Percentage	Number	Percentage	Number	Percentage	Beneficially Owned

Name of Beneficial Owner
Navios Holdings(1)(2)	3,131,415	11.1%	7,621,843	100%	1,000,000	100%	31.2%
Neuberger Berman Group LLC(3)	2,654,347	9.37%	—	—	—	—	7.01%

Kayne Anderson Capital Advisors, L.P.(4)	3,389,011	11.97%	—	—	—	—	9.0%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings.

(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Ted Petrone, Spyridon Magoulas, John Stratakis, Rex Harrington and Allan Shaw.

(3)	Each of Neuberger Berman LLC and Neuberger Berman Management LLC. serve as a sub-adviser and an investment manager, respectively, of Neuberger Berman’s various mutual funds. Based on a Schedule 13G/A filed on February 17, 2010 with the SEC.

(4)	Based on a Schedule 13G/A filed on February 12, 2010 with the SEC and reporting the units are owned by investment accounts managed by Kayne Anderson Capital Advisors, L.P.

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

Navios Holdings, the sole member of our General Partner, owns 3,131,415 common units, 7,621,843 subordinated units and 1,000,000 subordinated series A units representing a 31.2% limited partner interest in us based on all outstanding limited, subordinated and general partner units. In addition, our General Partner owns a 2.0% general partner interest in us and all of our incentive distribution rights. Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

First Contribution and Conveyance Agreement

In connection with the IPO, we entered into the First Contribution and Conveyance Agreement with Navios G.P. LLC (the “General Partner”), Navios Maritime Operating LLC, (the “Operating Company”) and Navios Holdings, pursuant to which Navios Holdings contributed all of the outstanding shares of capital stock of Felicity Shipping Corporation to Navios Partners in exchange for 4,195,000 subordinated units.

Second Contribution and Conveyance Agreement

In connection with the IPO, we entered into a Second Contribution and Conveyance Agreement with the General Partner, the Operating Company and Navios Holdings, pursuant to which: (i) the General Partner’s initial general partner interest was converted into 369,834 general partner units and the incentive distribution rights; (ii) Navios Holdings sold to Navios Partners all of the shares of capital stock of Gemini Shipping Corporation, Alegria Shipping Corporation, Galaxy Shipping Corporation, Libra Shipping Enterprises Corporation, Prosperity Shipping Corporation, Aldebaran Shipping Corporation and Fantastiks Shipping Corporation in exchange for (A) 3,426,843 subordinated units, and (B) the right to receive $353.3 million from Navios Partners on the closing date of the IPO; and (iii) the organizational limited partner’s initial limited partner interest was redeemed.

Navios Bonavis

In connection with the IPO, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel which occurred in late June 2009 for a purchase price of $130.0 million. On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011.

Navios TBN II

In connection with the IPO, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we had the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that would own the Capesize vessel Navios TBN II and related time charter for a purchase price of $135.0 million. On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions.

Share Purchase Agreements

On April 30, 2008, we entered into a share purchase agreement with a wholly-owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Hope, for a purchase price of $79.9 million, consisting of $35.0 million cash and the issuance of 3,131,415 common units. On July 1, 2008, we issued 3,131,415 common units to Navios Holdings for the acquisition of Navios Hope, and 63,906 general partnership units in exchange for the contribution received from the General Partner to maintain its 2% general partner interest in us.

On June 9, 2009, we entered into a share purchase agreement with a wholly-owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the rights to the Navios Sagittarius for a cash payment of $34.6 million. In December 2009, Navios Partners exercised the option to purchase the vessel at a purchase price of $25.0 million and paid $2,500,000 a 10% deposit on the purchase price of the vessel. The Navios Sagittarius was delivered into Navios Partners’ owned fleet on January 12, 2010.

On October 29, 2009, we entered into a share purchase agreement with a wholly-owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Apollon, for a cash payment of $32.0 million.

On January 8, 2010, we entered into a share purchase agreement with a wholly-owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Hyperion, for a purchase price of $63.0 million.

Registration Rights Agreement

On April 30, 2008, in connection with the share purchase agreement for the Navios Hope, we entered into a registration rights agreement with a wholly-owned subsidiary of Navios Holdings pursuant to which that subsidiary has the right, subject to some conditions, to require us to file one or more registration statements covering the resale of the common units issued in connection with the acquisition of the Navios Hope.

Omnibus Agreement

At the closing of the IPO, we entered into the Omnibus Agreement with Navios Holdings, our General Partner and our operating subsidiary. The following discussion describes certain provisions of the Omnibus Agreement.

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

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis upon its delivery to Navios Holdings. Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011.

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

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis upon its delivery to Navios Holdings. Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011.

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

The initial term of the management agreement is until November 2012, with respect to each vessel in our fleet. Pursuant to the terms of the management agreement, we paid Navios ShipManagement a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009. In October 2009, we fixed the rate with Navios ShipManagement for an additional period of two years. The new management fees are: (a) $4,500 daily rate per owned Ultra-Handymax vessel, (b) $4,400 daily rate per owned Panamax vessel and (c) $5,500 daily rate per owned Capesize vessel for the two-year period ending November 16, 2011.

This fixed daily fee covers all of our vessel operating expenses, including the cost of special surveys, other than certain extraordinary fees and costs. During the remaining period from November 16, 2011 to November 16, 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses are determined in a manner consistent with how the initial $4,000 and $5,000 and the new $4,500, $4,400 and $5,500 fixed fees were determined.

The management agreement may be terminated prior to the end of its initial term by us upon 120 days notice if there is a change of control of Navios ShipManagement, or by Navios ShipManagement upon 120 days notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by Navios ShipManagement upon 120 days notice if:

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

Further, under our management agreement, we have agreed to indemnify Navios ShipManagement and its employees and agents against all actions which may be brought against them under the management agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Navios ShipManagement or its employees or agents, or any breach of the management agreement by Navios ShipManagement.

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

General and Administrative Expenses

Prior to the IPO, Navios ShipManagement, a wholly-owned subsidiary of Navios Holdings, provided Navios Holdings’ vessels, including our vessels, with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a fixed monthly fee per vessel of $15,000 in 2007. Such fee was adjusted at the end of the year, where Navios ShipManagement’s remaining profit or loss is reallocated to the managed vessels, based on the managed days per vessel. Navios ShipManagement was responsible for managing all cash transactions of Navios Partners, as it did not maintain any cash accounts. Navios ShipManagement paid any costs relating to the operation of Navios Holdings’ vessels, including our vessels. Furthermore, all revenues from the vessels operations were directly deposited to the manager’s bank accounts. After the closing of the IPO, we entered into an administrative services agreement with Navios ShipManagement, pursuant to which Navios ShipManagement has agreed to provide certain administrative management services to us. The agreement has an initial term expiring in November 2012. Total general and administrative expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $1.8 million, $1.5 million and $1.2 million, respectively.

Management Fees

After the closing of the IPO, pursuant to the management agreement dated November 16, 2007, Navios ShipManagement provides commercial and technical management services to our vessels for a daily fee that was originally fixed at $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. In October 2009, we fixed the rate with Navios ShipManagement for an additional period of two years. The new management fees are: (a) $4,500 daily rate per owned Ultra-Handymax vessel, (b) $4,400 daily rate per owned Panamax vessel and (c) $5,500 daily rate per owned Capesize vessel for the two-year period ending November 16, 2011. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are until November 16, 2011, whereas the initial term of the agreement is until November 16, 2012. Total management fees for the years ended December 31, 2009, 2008 and 2007 amounted to $11.0 million, $9.3 million and $0.9 million, respectively.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy is affected by restrictions on distributions under our Credit Facility that we entered into in connection with the closing of the IPO. Specifically, our Credit Facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in our Credit Facility or if we are otherwise in default under our Credit Facility, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest (not including subordinated Series A units that are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units) is approximately $50.6 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our existing revolving credit agreement.

During the years ended December 31, 2009, 2008 and 2007 the aggregate amount of cash distribution paid was $39.0 million, $24.6 million, and $0, respectively.

On January 25, 2010, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2009 of $0.41 per unit. The distribution was paid on February 11, 2010 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 8, 2010. The aggregate amount of the paid distribution was $15.1 million.

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

Subordinated Series A units

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The subordinated units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units.

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

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low

Year Ended:
December 31, 2009	$15.90	$6.25
December 31, 2008	$18.85	$3.36
December 31, 2007*	$19.45	$17.40
Quarter Ended:
March 31, 2010 (through February 22, 2010)	$17.45	$14.50
December 31, 2009	$15.90	$11.75
September 30, 2009	$13.42	$9.05
June 30, 2009	$11.94	$7.90
March 31, 2009	$8.85	$6.25
December 31, 2008	$8.08	$3.36
September 30, 2008	$14.35	$6.97
June 30, 2008	$16.74	$13.76
March 31, 2008	$18.85	$13.83
Month Ended:
February 28, 2010 (through February 22, 2010)	$16.40	$14.50
January 31, 2010	$17.45	$14.76
December 31, 2009	$15.00	$13.97
November 30, 2009	$15.90	$12.73
October 31, 2009	$13.63	$11.75
September 30, 2009	$13.21	$10.90

(*)	Period beginning November 13, 2007

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on November 14, 2007: “The Partnership Agreement,” “Description of the Common Units — The Units”, “Conflicts of Interest and Fiduciary Duties”, “How we make Cash Disrtributions” and “Our Cash Distribution Policy and Restrictions on Distributions.”

In addition, on June 10, 2009, we executed the Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. The amended L.P. Agreement designated a new series of subordinated units as Subordinated Series A Units (the “Series A Units”). The Series A Units are not eligible to receive cash distributions until the earlier of our change of control or June 29, 2012, at which time the Series A Units will automatically convert into common units. At the time of such automatic conversion, as a result of holding common units, the former holders of the Series A Units will be entitled to receive distributions in accordance with all other common units.

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

•	Supplemental Agreement dated June 25, 2008, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007.

•	Supplemental Agreement dated January 30, 2009, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by an agreement dated June 25, 2008) for a loan facility of up to US$295,000,000.

•	Third Supplemental Agreement dated January 11, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008 and January 30, 2009). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Partners relating to the Share Purchase Agreement for the vessel Navios TBN I (now Navios Bonavis) dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Share Purchase Agreement for Navios Hope dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Registration Rights Agreement dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

D.	Exchange controls

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders and, unless otherwise noted in the following discussion, is the opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

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

No ruling has been or is intended to be requested from the IRS regarding any matter affecting us or unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. Each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

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

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH UNITHOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES.

F.	Dividends and paying agents

Not applicable.

G.	Statements by experts

Not applicable.

H.	Documents on display

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

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2009, the value of U.S. dollar decreased by approximately 1.65% as compared to the Euro.

Interest Rate Risk

Borrowings under our Credit Facility bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2009 and 2008, we paid interest on our outstanding debt at a weighted average interest rate of 3.6% and 4.2%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2009 and 2008 by $2.0 million and $2.1 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the fiscal year ended December 31, 2009, we had eight charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime, and accounted for approximately 34.3%, 18.8%, 13.0%, 9.6% and 9.3% respectively, of total revenues. For the fiscal year ended December 31, 2008, Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues. For the fiscal year ended December 31, 2007, Cargill International S.A., The Sanko Steamship Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime accounted for approximately 30.2%, 22.0%, 17.7% and 13.9%, respectively, of total revenues. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

In addition we have insured our charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for insurance) the remaining term of the charter-out contract.

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

None.

Item 15.	Controls and Procedures

A.	Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2009.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2009, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Navios Partners’ Audit Committee consists of three independent directors, Serafeim Kriempardis, Efstathios Loizos and John Karakadas. The Board of Directors has determined that Efstathios Loizos qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr Loizos is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal year 2009 and 2008 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2009,and 2008 were $0.5 million and $0.3 million, respectively. The audit fees for the audit of the year ended December 31, 2007 was $0.3 million and the audit fees for the Navios Partners’ IPO and the related financial statements were $0.6 million.

Audit-Related Fees

There were no audit-related fees billed in 2009 and 2008.

Tax Fees

There were no tax fees billed in 2009 and 2008.

Other Fees

There were no other fees billed in 2009 and 2008.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2009.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers

None.

Please read “Item 7. — Major Unitholders and Related Party Transactions”.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

The financial information required by this Item together with the related report of Pricewaterhousecoopers S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-29.

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)
1.2	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(2)
1.3	Certificate of Formation of Navios GP L.L.C.(1)
1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)
1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)
1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)
1.7	Limited Liability Company Agreement of Navios Operating L.L.C.(1)
4.1	Omnibus Agreement(1)
4.2	Management Agreement with Navios ShipManagement Inc.(1)
4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)
4.4	Form of First Contribution and Conveyance Agreement(1)
4.5	Form of Second Contribution and Conveyance Agreement(1)
4.6	Form of Share Purchase Agreement for Navios TBN I(1)
4.7	Form of Share Purchase Agreement for Navios TBN II(1)
4.8	Revolving Credit and Term Loan Facility Agreement(3)
4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)
4.10	Share Purchase Agreement for Navios Hope(4)
4.11	Registration Rights Agreement(4)
4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(5)
4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(6)
4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(7)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Partners relating to the Share Purchase Agreement (Exhibit 4.6)(7)
4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners(7)
4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement (Exhibit 4.2)(8)
4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(9)
8.1	List of Subsidiaries of Navios Maritime Partners L.P.
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer
23.1	Consent of PricewaterhouseCoopers S.A.

(1)	Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.

(2)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.

(3)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.

(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.

(5)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.

(6)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.

(7)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.

(8)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.

(9)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: February 23, 2010

INDEX

Page

NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND DECEMBER 31, 2008	F-3
CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-4
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-5
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT, PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in owners’ net investment, partners’ capital and comprehensive income and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2009 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2009 and 2008). We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
February 23, 2010

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

		December 31,	December 31,
	Notes	2009	2008

ASSETS
Current assets
Cash and cash equivalents	3	$77,878	$28,374
Restricted cash	2	13,322	—
Accounts receivable, net	4	602	313
Prepaid expenses and other current assets	5	777	371

Total current assets		92,579	29,058

Vessels, net	6	299,695	291,340
Deferred financing costs, net		1,431	1,915
Deferred dry dock and special survey costs, net		179	594
Intangible assets other than goodwill	7	40,372	—
Deposits for vessels acquisitions		2,500	—

Total non-current assets		344,177	293,849

Total assets		$436,756	$322,907

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	9	$518	$594
Accrued expenses	8	1,844	1,662
Deferred voyage revenue	10	9,025	2,606
Amounts due to related parties	18	1,964	1,539
Current portion of long-term debt	11	—	40,000

Total current liabilities		13,351	46,401

Long-term debt	11	195,000	195,000
Unfavorable lease terms	7	2,662	4,659
Deferred voyage revenue	10	17,753	—

Total non-current liabilities		215,415	199,659

Total liabilities		228,766	246,060

Commitments and contingencies	16	—	—
Partners’ Capital:
Common Unitholders (24,291,815 and 13,631,415 units issued and outstanding at December 31, 2009 and December 31, 2008 respectively)		369,747	243,639
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2009 and December 31, 2008, respectively)		(164,004)	(160,092)
General Partner (671,708 and 433,740 units issued and outstanding at December 31, 2009 and December 31, 2008, respectively)		(3,835)	(6,700)
Subordinated Series A Unitholders (1,000,000 and 0 units issued and outstanding at December 31, 2009 and December 31, 2008, respectively)		6,082	—

Total partners’ capital		207,990	76,847

Total liabilities and partners’ capital		$436,756	$322,907

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2009	2008	2007

Time charter and voyage revenues	14	$92,643	$75,082	$50,352
Time charter and voyage expenses		(13,925)	(11,598)	(8,352)
Direct vessel expenses		(415)	(578)	(5,608)
Management fees	18	(11,004)	(9,275)	(920)
General and administrative expenses	18	(3,208)	(3,798)	(1,419)
Depreciation and amortization	6,7	(15,877)	(11,865)	(9,375)
Interest expense and finance cost, net	11	(8,048)	(9,216)	(5,522)
Interest income		261	301	—
Compensation expense	13	(6,082)	—	—
Other income		94	23	93
Other expense		(117)	(318)	(226)

Income before income taxes		34,322	28,758	19,023
Deferred income tax		—	—	485

Net income		$34,322	$28,758	$19,508

Earnings per unit (see note 19):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Net income	$34,322	$28,758	$19,508
Consisting of net income attributable to:
Periods from November 16, 2007 to December 31, 2009	34,322	28,758	1,613
Period from January 1, 2007 to November 15, 2007	—	—	17,895
Earnings per unit (periods from November 16, 2007 to December 31, 2009) (see Note 19):
Common unit (basic and diluted)	$1.47	$1.56	$0.15
Subordinated unit (basic and diluted)	$1.09	$1.22	$—
General partner unit (basic and diluted)	$1.40	$1.53	$0.09
Subordinated Series A unit (basic and diluted)	$—	$—	$—
Earnings per unit (periods from January 1, 2007 to November 15, 2007) (see Note 19):
Common unit (basic and diluted)	$—	$—	$—
Subordinated unit (basic and diluted)	$—	$—	$2.30
General partner unit (basic and diluted)	$—	$—	$0.97
Subordinated Series A unit (basic and diluted)	$—	$—	$—
Earnings per unit (periods from January 1, 2007 to December 31, 2009) (see Note 19):
Common unit (basic and diluted)	$1.47	$1.56	$0.15
Subordinated unit (basic and diluted)	$1.09	$1.22	$2.30
General partner unit (basic and diluted)	$1.40	$1.53	$1.06
Subordinated Series A unit (basic and diluted)	$—	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2009	2008	2007

OPERATING ACTIVITIES
Net income		$34,322	$28,758	$19,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	15,877	11,865	9,375
Amortization and write-off of deferred financing cost		683	221	160
Amortization of deferred dry dock costs		415	578	608
Deferred taxation		—	—	(485)
Provision for bad debts		49	—	—
Compensation expense	13	6,082	—	—
Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash		(822)	797	(797)
(Increase)/decrease in accounts receivable		(338)	68	(249)
(Increase)/ decrease in prepaid expenses and other current assets		(406)	(332)	986
(Decrease)/ increase in accounts payable		(76)	24	(155)
Increase in accrued expenses		182	231	870
Increase/ (decrease) in deferred voyage revenue		24,172	2,453	(725)
Increase/(decrease) in amounts due to related parties		425	(2,919)	(17,731)
Payments for dry dock and special survey costs		—	—	(849)

Net cash provided by operating activities		80,565	41,744	10,516

INVESTING ACTIVITIES:
Acquisition of vessels	6	(23,683)	(69,505)	—
Acquisition of intangibles other than goodwill	7	(42,917)	—	—
Deposit for vessel acquisitions	6	(2,500)	—	—

Net cash used in investing activities		(69,100)	(69,505)	—

FINANCING ACTIVITIES:
Cash distribution paid	19	(39,016)	(24,552)	—
Proceeds from issuance of general partner units	13	2,948	918	—
Proceeds from issuance of common units, net of offering costs	13	126,807	—	192,684
Proceeds from long term debt	11	—	70,000	165,000
Increase in restricted cash	11	(12,500)	—	—
Repayment of long-term debt and payment of principal	11	(40,000)	—	(2,291)
Cash contribution to Navios Holdings		—	—	(353.300)
Debt issuance costs		(200)	(326)	(2,514)

Net cash (used in)/provided by financing activities		38,039	46,040	(421)

Increase in cash and cash equivalents		49,504	18,279	10,095

Cash and cash equivalents, beginning of period		28,374	10,095	—

Cash and cash equivalents, end of period		$77,878	$28,374	$10,095

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$7,590	$9,022	$3,996
Non-cash investing and financing activities:
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contracts (Navios Galaxy I in 2005 and Fantastiks in 2007)		$—	$—	$50,579
Contributions from owner (net liability of business retained by owner)		$—	$—	$46,413
Issuance of units in connection with the non-cash compensation expense related to the relief of the obligation on Navios Bonavis		$6,082	—	—
Issuance of common units to Navios Holdings related to the acquisition of Navios Hope in July 2008		$—	$44,937	$—
Unamortized portion of favorable lease terms and purchase option capitalized to fixed assets related to the acquisition of Navios Fantastiks		$—	$53,022	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT AND PARTNERS’ CAPITAL
AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
			Common		Subordinated		Subordinated Series A		Total Partners’	Owners’ Net		Comprehensive
	General Partner		Unitholders		Unitholders		Unitholders		Capital	Investment	Total	Income
	Units		Units		Units		Units

Balance January 1, 2007	—	—	—	—	—	—	—	—	—	$70,902	$70,902	$6,624
Net income	—	—	—	—	—	—	—	—	—	17,895	17,895	17,895
Contributions in the form of fair value adjustments related to charter-in contract of vessel Navios Fantastiks	—	—	—	—	—	—	—	—	—	50,579	50,579
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	17,895

Balance November 16, 2007	—	—	—	—	—	—	—	—	—	$139,376	$139,376	$17,895

Contributions from owner (net liability of business retained by Owner)	—	—	—	—	—	—	—	—	—	46,413	46,413	—
Deemed dividend:
Net assets contributed by Navios Holdings in exchange for General Partner Units and Subordinated Units of Navios Partners	369,834	8,598	—	—	7,621,843	177,191	—	—	185,789	(185,789)	—	—
Cash remittance to Navios Holdings in exchange for contribution of net assets of Navios Partners	—	(16,350)	—	—	—	(336,950)	—	—	(353,300)	—	(353,300)	—

Total deemed dividend	—	(7,752)				(159,759)			(167,511)
Sale of common units, net of IPO-related expenses	—	—	10,500,000	192,684	—	—	—	—	192,684	—	192,684	—
Net income for period from November 16, 2007 through December 31, 2007	—	32	—	1,581	—	—	—	—	1,613	—	1,613	1,613

Balance December 31, 2007	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	—	$—	$26,786	—	$26,786	$1,613

Cash distribution paid	—	(513)	—	(14,436)	—	(9,603)	—	—	(24,552)	—	(24,552)	—
Issuance of units	63,906	918	3,131,415	44,937	—	—	—	—	45,855	—	45,855
Net income	—	615	—	18,873	—	9,270	—	—	28,758	—	28,758	28,758

Balance December 31, 2008	433,740	(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	—	$—	$76,847	—	$76,847	$28,758

Cash distribution paid	—	(807)	—	(25,976)	—	(12,233)	—	—	(39,016)	—	(39,016)	—
Issuance of subordinated Series A Units	—	—	—	—	—	—	1,000,000	6,082	6,082	—	6,082	—
Proceeds from issuance of common units, net of offering costs	—	—	10,660,400	126,807	—	—	—	—	126,807	—	126,807	—
Proceeds from issuance of general partners units (see note 13)	237,968	2,948	—	—	—	—	—	—	2,948	—	2,948	—
Net income	—	724	—	25,277	—	8,321			34,322	—	34,322	34,322

Balance December 31, 2009	671,708	$(3,835)	24,291,815	$369,747	7,621,843	$(164,004)	1,000,000	$6,082	$207,990	—	$207,990	$34,322

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

In connection with the initial public offering (“IPO”) of Navios Partners on November 16, 2007, Navios Partners acquired interests in five wholly owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier (the “Initial Fleet”), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, for a total estimated amount of $193,300, plus (b) $160,000 of the $165,000 funded from its Revolving Credit Facility (the “Credit Facility”) to acquire its initial fleet of vessels, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.

On July 1, 2008, 3,131,415 common units were issued to Navios Holdings for the acquisition of the Navios Hope, and 63,906 additional general partnership units were issued to the General Partner.

In connection with the IPO, Navios Partners entered into the following agreements:

•	a share purchase agreement pursuant to which Navios Partners had agreed to acquire the capital stock of a subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel to Navios Holdings, which occurred in late June 2009;

•	a share purchase agreement pursuant to which Navios Partners had the option, exercisable at any time between January 1, 2009 and April 1, 2009, to purchase the capital stock of the subsidiary that would own the Capesize vessel Navios TBN II and related time charter. On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions;

•	a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services;

•	an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

•	the Omnibus Agreement with Navios Holdings governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the restrictions of the Omnibus Agreement for two years in connection with acquiring vessels from third parties (but not from

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to Navios Holding’s release from the Omnibus Agreement restrictions, in June 2009, Navios Partners waived its rights of first refusal with Navios Maritime Acquisition Corporation (“Navios Acquisition”) with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011.

In January 2009, Navios Partners amended the terms of its Credit Facility. The amendment is effective until January 15, 2010 and provides for (a) the repayment of $40,000, which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2,500 as of January 31, 2009; $5,000 as of March 31, 2009; $7,500 as of June 30, 2009, $10,000 as of September 30, 2009; and $12,500 as of December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100,000 from $135,000, (b) reducing the value maintenance covenant (“VMC”) to be below 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners paid a commitment fee of 0.35% for undrawn amounts under the facility. As of December 31, 2009, Navios Partners was in compliance with the financial covenants under the facility.

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36,120 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $465, were approximately $34,314. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $737. The net proceeds of this offering were used to acquire the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600 including a long-term charter out agreement through November 2018. On December 16, 2009, Navios Partners exercised its option to purchase the vessel, at a purchase price of $25,000 and paid $2,500 in advance.

On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34,188 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $296, were approximately $32,480. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $698.

On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and purchased 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4,400 and net proceeds of approximately $4,181. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $90.

On October 29, 2009, Navios Partners purchased from Navios Holdings the vessel Navios Apollon, a 52,073 dwt Ultra-Handymax vessel built in 2000, for a purchase price of $32,000. The acquisition was financed with the proceeds from the public offering of 2,800,000 common units.

In October 2009, Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with the Manager, a subsidiary of Navios Holdings. The new management fees are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

On November 24, 2009, Navios Partners completed its public offering of 4,000,000 common units at $14.90 per unit and raised gross proceeds of approximately $59,600 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $176, were approximately $56,769. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,216.

As of December 31, 2009, there were outstanding: 24,291,815 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 671,708 general partnership units. Navios Holdings owns a 37.0% interest in Navios Partners, including the 2% general partner interest.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The financial statements for the periods prior to the IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the five vessel-owning subsidiaries of Navios Holdings (collectively, the “Company”) that owned the Initial Fleet prior to the IPO. These consolidated financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control of Navios Holdings. The financial statements for periods after the IPO are referred to as those of the Navios Partners.

The financial statements for the periods prior to Navios Partners’ IPO on November 16, 2007 reflect the consolidated financial position, results of operations and cash flows of the Company. These consolidated financial statements have been presented using the historical carrying costs of the five vessel-owning subsidiaries for all periods presented as each vessel-owning company was under common control of Navios Holdings. Subsidiaries of Navios Holdings are collectively referred to as “Navios Holdings”.

(b)	Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. The consolidated financial statements as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2009, 2008 and 2007 reflect Navios Partners’ consolidated financial position, results of operations and cash flows while all other periods presented are for the Company’s financial position prior to the IPO. All significant inter-company balances and transactions have been eliminated in Navios Partners’ and the Company’s consolidated financial statements.

Subsidiaries:  Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2009	2008	2007

Libra Shipping Enterprises Inc	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/1 – 12/31	7/1 – 12/31	—
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	10/29 – 12/31	—	—
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Chartered-in vessel	Fantastiks	—	—	—	2/2 – 11/15
Prosperity Shipping Corporation(*)	Navios Prosperity	Marshall Is.	1/1 –12/31	1/1 – 12/31	11/16 – 12/31
Chartered-in vessel	Navios Prosperity	—	—	—	6/19 – 11/15
Aldebaran Shipping Corporation(*)	Navios Aldebaran	Marshall Is.	1/1 –12/31	3/17 – 12/31	—
Sagittarius Shipping Corporation (***)	Navios Sagittarius	Marshall Is.	6/10 – 12/31	—	—
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 –12/31	1/1 – 12/31	11/16 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 –12/31	1/1 – 12/31	11/16 – 12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

(**)	Fantastiks Shipping Corporation took ownership of the vessel Navios Fantastiks on May 2, 2008.

(***)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010.

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

The Company’s financial statements included the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization which had been allocated to the Company on the following basis:

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Prior to the closing of the IPO, Navios Partners entered into a Credit Facility (see note 11) in order to finance the acquisition of the capital stock of Navios Holdings’ eight wholly-owned subsidiaries. Securities under the Credit Facility include first preferred mortgages and other collateral. Loan balance, deferred finance fees and related amortization are recorded in the accompanying consolidated financial statements of 2009, 2008 and 2007.

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash consists of cash reserves held in a pledged account with the agent bank as per the amended terms of Navios Partners’ Credit Facility. Also in restricted cash is an amount of $822 to guarantee a claim related to an owned vessel. As of December 31, 2009 and 2008 the restricted cash held in retention accounts was $13,322 and $0, respectively.

(f)	Accounts Receivable Trade, net: The amount shown as accounts receivable-trade, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2009 and 2008 was $49 and $100, respectively.

(g)	Insurance claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. As provided in the management agreement, adjustments and negotiations of settlements of any claim damages which are recoverable under insurance policies are managed by the Manager. Navios Partners pays the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range.

(h)	Vessels, net: Vessels owned by Navios Partners are recorded at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs prior to the IPO were expensed as incurred. After the IPO, pursuant to the management agreement such costs are included in the daily fee of currently $4.4 for Panamax vessels, $5.5 for Capesize vessels and $4.5 for Ultra Handymax vessels that

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Navios Partners pays to the Manager and are also expensed as incurred. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. The useful life of the vessels is estimated to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. For the years ended December 31, 2009, 2008 and 2007 amortization was $415, $578 and $608 respectively.

(j)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(k)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. In connection with the IPO, Navios Partners entered into a loan facility of $165,000 to finance the acquisition of the vessel-owning subsidiaries (see note 11) and in 2008 borrowed another $70,000 to finance the acquisition of two additional vessels. In February 2009, pursuant to the amendment of the terms of its Credit Facility, Navios Partners repaid the amount of $40,000. The financing cost related to this loan facility originally amounted to $1,835 and Navios Partners paid another $326 in 2008 and $200 in 2009. During the year ended December 31, 2009, 2008 and 2007 the amount of $400, $0 and $0, respectively, was written off. The unamortized balance of $1,431 and $1,915 has been included in “Deferred financing costs” in the consolidated balance sheet as of December 31, 2009 and 2008, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms (including purchase options), unfavorable lease terms and backlog assets.

As of December 31, 2009, the intangible asset of $40,372 associated with the favorable lease terms relate to the charter-in contract and charter-out contract of Navios Sagittarius acquired from Navios Holdings on June 10, 2009 and the charter-out contract of Navios Apollon acquired from Navios Holdings on October 29, 2009. Also included in the favorable lease term is an amount of $3,667 related to the purchase option for the vessel Navios Sagittarius. This amount is not amortized and as the purchase option is exercised, the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

As of December 31, 2009 and 2008, the intangible liability of $2,662 and $4,659, respectively, is associated with the unfavorable lease terms relate to the charter-out contract of Navios Fantastiks.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The amortizable value of favorable leases would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel. As of December 31, 2009, there is no impairment of intangible assets or liabilities.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statement of income for each of the years ended December 31, 2009, 2008 and 2007 were $(12), $0 and $0, respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will provide the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“deferred calls”). Obligations for deferred calls are accrued annually based on information provided by the clubs regarding supplementary calls. Beginning on November 16, 2007 services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4.4 for each Panamax vessel, $5.5 for each Capesize vessel and $4.5 for each Ultra-Handymax vessel.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(p)	Revenue and Expense Recognition:

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

Direct Vessel Expense:  Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs. Prior to the IPO, direct vessel expenses were recognized as incurred. Beginning on November 16, 2007, such services are provided to Navios Partners by the Manager through the management agreement discussed in the paragraph below.

Management fees:  Pursuant to the management agreement dated November 16, 2007, the Manager provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and of $5 per owned Capesize vessel. In October 2009, Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with the Manager. The new management fees that apply from November 16, 2009 are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011 whereas the initial term of the agreement is until November 16, 2012.

These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fee in the consolidated statement of income.

General & administrative expenses:  Pursuant to the administrative services agreement dated November 16, 2007, the Manager provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The agreement has an initial term of five years until November 16, 2012.

Deferred Voyage Revenue:  Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

period. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract.

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

(s)	Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

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

Maintenance and Replacement Capital Expenditures:  Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2009 and 2008, maintenance and replacement capital expenditures reserve approved by the Board of Directors was $7,968 and $10,934, respectively.

(t)	Recent Accounting Pronouncements:

Fair Value

In September 2006, the Financial Accounting Standards Board (“FASB”) issued guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date for us to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for Navios Partners for the fiscal year beginning January 1, 2009 and did not have a material effect on its consolidated financial statements.

In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance was effective for Navios Partners for the quarter ended June 30, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.

Earnings per unit computations

In March 2008, the FASB issued guidance that may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This guidance addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance was effective for Navios Partners for the fiscal year beginning as of January 1, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Accounting for Business Combinations

Navios Partners adopted new U.S. GAAP guidance related to business combinations beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its consolidated financial statements; however, it will impact the accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets aquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Noncontrolling Interests in Consolidated Financial Statements

Navios Partners adopted new U.S. GAAP guidance related to noncontrolling interests in consolidated financial statements beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The guidance revises new accounting and reporting standards for the noncontrolling interest in a subsidiary and the accounting for the deconsolidation of a subsidiary. It also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. The guidance also requires expanded disclosures regarding the interest of the parent of the noncontrolling interest.

Determination of the Useful Life of Intangible Assets

Navios Partners adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal 2009. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S. GAAP.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this guidance to be material to its consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

This new guidance will be effective for Navios Partners beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this new guidance to be material to its consolidated financial statements.

FASB Accounting Standards Codification

In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for Navios Partners in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on Navios Partners’ consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on Navios Partners’ consolidated financial statements.

Interim Disclosure about Fair Value of Financial Instruments

In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require an entity to provide disclosures about fair value of financial instruments in interim financial information (“Fair Value Disclosure Amendment”). The Fair Value Disclosure Amendment requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Fair Value Disclosure Amendment became effective for Navios Partners in the quarter ended June 30, 2009, and its adoption did not have significant effect on its financial position, results of operations, or cash flows.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2009	2008

Cash on hand and at banks	$13,378	$13,870
Short term deposits	64,500	14,504

Total cash and cash equivalents	$77,878	$28,374

As of December 31, 2009 and 2008, cash and cash equivalents consisted of Navios Partners’ cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

Short term deposits relate to time deposit accounts held in bank for general financing purposes. As of December 31, 2009 and 2008, Navios Partners held time deposits of $64,500 and $14,504, respectively, with duration of less than three months.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31,	December 31,
	2009	2008

Accounts receivable	$651	$413
Less: Provision for doubtful receivables	(49)	(100)

Accounts receivables, net	$602	$313

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables

	Balance at	Charges to
	beginning	costs and	Amount	Balance at
	of period	expenses	utilized	end of period

Year ended December 31, 2009	$(100)	$(49)	$100	$(49)
Year ended December 31, 2008	$(100)	$—	$—	$(100)

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are trade accounts receivable. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2009, four customers accounted for 34.3%, 18.8%, 13.0% and 9.6%, respectively, of total revenue. For the year ended December 31, 2008 four customers accounted for approximately 28.2%, 22.2%, 15.6%, and 11.9%, respectively, of total revenue, whereas for the year ended December 31, 2007, four customers accounted for approximately 29.5%, 21.3%, 17.2%, and 13.5%, respectively, of total revenue.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 5 –	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2009	2008

Prepaid voyage costs	$535	$254
Other	242	117

Total prepaid expenses and other current assets	$777	$371

NOTE 6 –	VESSELS AND OTHER FIXED ASSETS

		Accumulated
	Cost	Depreciation	Net Book Value

Vessels
Balance December 31, 2007	$151,432	$(15,456)	$135,976
Additions	$167,463	$(12,099)	$155,364

Balance December 31, 2008	$318,895	$(27,555)	$291,340
Additions	$23,683	$(15,328)	$8,355

Balance December 31, 2009	$342,578	$(42,883)	$299,695

On May 2, 2008, Fantastiks Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Fantastiks for an amount of $34,155 of cash consideration (of which $34,001 was included in vessel cost) pursuant to the Memorandum of Agreement between Fantastiks Shipping Corporation and Kleimar N.V. (“Kleimar”), a wholly owned subsidiary of Navios Holdings. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $53,022 were transferred to vessel cost and will be depreciated over the remaining useful life of the vessel (see note 7). Capitalized expenses related to vessel acquisition amounted to $458 and were also included in vessel cost. The vessel was renamed to Navios Fantastiks upon acquisition.

On July 1, 2008, Navios Partners acquired from Navios Holdings the vessel Navios Hope for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $14.3705 per common unit, which was the volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The per unit price at the day of the delivery was $14.35. Capitalized expenses related to vessel acquisition amounted to $46 and were also included in vessel cost.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon for a purchase price of $32,000. Backlog assets recognized through this transaction amounted to $8,317 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $23,683 was classified under vessels and other fixed assets. The acquisition was financed with the proceeds from the public offering of 2,800,000 common units that was completed on September 23, 2009.

On December 7, 2009, Navios Partners exercised its option to purchase the vessel Navios Sagittarius, at a purchase price of $25,000 and paid $2,500 in advance

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 7 –	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2009 and 2008 consist of the following:

			Transfer to	Net Book Value
		Accumulated	vessel	December 31,
	Cost	Amortization	cost	2009

Unfavorable lease terms	$(8,486)	$5,824	$—	$(2,662)
Backlog assets	35,708	(2,098)	—	33,610
Favorable lease terms charter-in	3,543	(448)	—	3,095
Favorable vessel purchase option	3,667	—	—	3,667

Total	$34,432	$3,278	$—	$37,710

				Net Book Value
		Accumulated	Transfer to vessel	December 31,
	Cost	Amortization	cost	2008

Unfavorable lease terms	$(8,486)	$3,827	$—	$(4,659)
Favorable lease terms charter-in	52,874	(6,529)	(46,345)	—
Favorable vessel purchase option	6,677	—	(6,677)	—

Total	$51,065	$(2,702)	$(53,022)	$(4,659)

Amortization (expense)/income of unfavorable, favorable lease terms and backlog assets for the years ended December 31, 2009 and 2008 is presented in the following table:

	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Unfavorable lease terms	$1,997	$1,997	$3,250
Backlog assets	(2,098)	—	—
Favorable lease terms charter-in	(448)	(1,762)	(4,767)

Total	$(549)	$235	$(1,517)

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel. Favorable purchase option, favorable lease terms and backlog asset were recognized as assets through this transaction amounted to $34,600 in total and were related to the acquisition of the rights on the time charter in contract, time charter out contract and purchase option of the vessel (see also note 18).

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 2000 built Ultra-Handymax vessel. Backlog assets recognized through this transaction amounted to $8,318 and were related to the acquisition of the rights on the time charter out contract of the vessel.

On December 16, 2009 Navios Partners exercised the option to purchase the vessel at a purchase price of $25,000. In December 2009, Navios Partners paid $2,500 being 10% advance on the purchase price of the vessel.

As of December 31, 2009 and December 31, 2008, favorable purchase option and favorable lease terms transferred to the acquisition cost of vessels amounted to $0 and $53,022, respectively. The favorable purchase option and favorable lease terms that were transferred to the acquisition cost of vessels for the year ended

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

December 31, 2008 amounted to $53,022 and were related to the acquisition of vessel Navios Fantastiks (see note 6).

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.95 years for backlog assets, 4.42 for favorable lease terms charter-in and 4.24 years for unfavorable lease terms.

Aggregate amortization expense for the years ended December 31, 2009, 2008 and 2007 was $549, $(235) and $1,517 respectively.

NOTE 8 –	ACCRUED EXPENSES

Accrued expenses as of December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Accrued voyage expenses	$802	$296
Accrued loan interest	674	900
Accrued legal and professional fees	368	466

Total accrued expenses	$1,844	$1,662

NOTE 9 –	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Creditors	$36	$65
Brokers	342	317
Insurances	—	108
Professional and legal fees	140	104

Total accounts payable	$518	$594

NOTE 10 –	DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract in August 2013.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 11 –	BORROWINGS

Borrowings as of December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Credit facility	$195,000	$235,000
Less current portion	—	40,000

Total long term borrowings	$195,000	$195,000

On November 15, 2007, Navios Partners entered into a Credit Facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provided for borrowings of up to $260,000, of which $165,000 was drawn on November 16, 2007. Out of this amount, $160,000 was paid to Navios Holdings as part of the purchase price of the capital stock of the subsidiaries that owned or had rights to the eight vessels in Navios Partners’ initial fleet. The balance of the drawn amount was used as working capital.

On May 2, 2008, Navios Partners borrowed an additional $35,000 under its Credit Facility to finance the acquisition of the vessel Fantastiks renamed to Navios Fantastiks.

On June 25, 2008, the available borrowings under the Credit Facility increased by $35,000, thereby increasing the total facility to $295,000. The amount of $35,000 was drawn on July 1, 2008 to partially finance the acquisition of the vessel Navios Hope from Navios Holdings (see note 6).

The availability of the $60,000 provided by the Credit Facility, to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that would own the Navios Bonavis upon its delivery to Navios Holdings in June 2009, was cancelled (see note 13).

In January 2009, Navios Partners amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) repayment of $40,000 that took place on February 9, 2009, (b) maintenance of cash reserves into a pledged account with the agent bank as follows: $2,500 on January 31, 2009; $5,000 on March 31, 2009; $7,500 on June 30, 2009, $10,000 on September 30, 2009; $12,500 on December 31, 2009 and (c) margin at 2.25%. Further, the covenants were amended (a) by reducing the minimum net worth to $100,000, (b) by reducing the VMC (Value Maintenance Covenant) to be below 100% using charter free values and (c) by adjusting the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009, while a new VMC was introduced based on charter attached valuations that should be at 143%. The new revised covenants were applied for 2009 year-end compliance purposes and Navios Partners was in compliance with these.

The Credit Facility is a revolving facility for up to four years and converts to a term facility for up to six years thereafter so that final maturity will be 10 years. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility. The repayment of the balance of the Credit Facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the agreement.

Amounts drawn under this facility are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each subsidiary. The Credit Facility contains a number of restrictive covenants that prohibit Navios Partners from, among other things: undertaking new investments unless such is approved by the bank; incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The Credit Facility also requires Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The Credit Facility also requires compliance with a number of financial covenants of Navios Partners, including tangible Net Worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity including pledged accounts. It is an event of default under the loan facility if such covenants are not complied with.

The maturity table below reflects the principal payments due under the Credit Facility based on Navios Partners’ $195,000 outstanding balance as of December 31, 2009.

Year	Amount

2010	$—
2011	$—
2012	$28,611
2013	$26,686
2014	$24,761
2015 and thereafter	$114,942

$195,000

NOTE 12 –	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents:  The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings:  The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2009		December 31, 2008
	Book Value	Fair Value	Book Value	Fair Value

Cash and cash equivalent	$77,878	$77,878	$28,374	$28,374
Restricted cash	13,322	13,322	—	—
Accounts receivables	602	602	313	313
Accounts payable	(518)	(518)	(594)	(594)
Amounts due to related parties	(1,964)	(1,964)	(1,539)	(1,539)
Long term debt	(195,000)	(195,000)	(235,000)	(235,000)

NOTE 13 –	ISSUANCE OF UNITS

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36,120 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $465, were approximately $34,314. Pursuant to

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $737.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued 1,000,000 subordinated Series A units recognizing in the results a non-cash compensation expense amounting to $6,082. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to the issuance of 1,000,000 units, Navios Partners issued 20,408 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $207.

On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34,188 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $296, were approximately $32,480. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $698.

On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and purchased 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4,400 and net proceeds of approximately $4,181. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $90.

On November 24, 2009, Navios Partners completed its public offering of 4,000,000 common units at $14.90 per unit and raised gross proceeds of approximately $59,600 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $176, were approximately $56,769. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,216.

On July 1, 2008, 3,131,415 common units were issued to Navios Holdings for the acquisition of the Navios Hope, and 63,906 additional general partnership units were issued to the General Partner.

NOTE 14 –	SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Dry

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Europe	$26,049	$23,965	$22,202
Asia	52,768	44,350	28,150
North America	5,683	—	—
Australia	8,143	6,767	—

Total	$92,643	$75,082	$50,352

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 15 –	INCOME TAXES

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

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners’ financial position, results of operations or liquidity.

In March 2008, Navios Partners took delivery of the Navios Aldebaran, a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of approximately $28.

In May 2008, the chartered-in vessel Navios Fantastiks was acquired by Fantastiks Shipping Corporation (see note 6).

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as compensation expense in Navios Partners. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600. In December 2009, Navios Partners exercised the option to purchase the vessel at a purchase price of $25,000. In December 2009, Navios Partners paid $2,500 being 10% advance on the purchase price of the vessel.

On December 28, 2009, the vessel Navios Apollon was captured by pirates. The incident occurred approximately 800 miles off the coast of Somalia, North of the Seychelles Islands and as of February 22, 2010 the vessel was not released. Although it is still early to determine, Navios Partners evaluates the potential financial implications of the incident, which are not expected to be significant.

The future contractual obligations of Navios Partners are as follows (charter-in rates are presented net of commissions):

Amount

2010	32,480
2011	9,864
2012	9,891
2013	9,864
2014	6,594
2015 and thereafter	1,005

$69,698

NOTE 17 –	LEASES

The future minimum contractual lease income, net of commissions, is as follows:

Amount

2010	111,669
2011	96,978
2012	91,909
2013	64,506
2014	24,010
2015 and thereafter	61,860

$450,932

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 18 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees:  Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly-owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. In October 2009, Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with the Manager. The new management fees are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.

This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the year ended December 31, 2009, 2008 and 2007 amounted to $11,004, $9,275 and $920, respectively.

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

Prior to the IPO, the Manager provided the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee of $15 for the period prior to IPO in 2007.

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2009, 2008 and 2007 amounted to $1,845, $1,490 and $1,220, respectively.

Balance due to related parties:  Amounts due to related parties as of December 31, 2009 is $1,964, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $3,087, administrative service expenses amounting to $581 and an amount due from the Manager amounting to $1,704 which was repaid in January 2010.

Amounts due to related parties as of December 31, 2008 is an amount of $1,539 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $899, administrative service expenses amounting to $531 and other expenses owed to affiliated companies amounting to $109.

Total management fees and administrative service expenses charged to Navios Partners amounted to $11,004 and $1,845 for the year ended December 31, 2009, $9,275 and $1,490, for the year ended December 31, 2008 and $920 and $1,220 for the year ended December 31, 2007.

Vessel Acquisitions:  On July 1, 2008, Navios Partners acquired from Navios Holdings the vessel Navios Hope for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 6).

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as compensation expense in Navios Partners (see note 13).

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel for a cash payment of $34,600 (see note 7). In December 2009, Navios

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Partners exercised the option to purchase the vessel at a purchase price of $25,000 and paid $2,500 being 10% advance on the purchase price of the vessel.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 2000 built Ultra-Handymax vessel, for a purchase price of $32,000.

NOTE 19 –	CASH DISTRIBUTIONS AND EARNINGS PER UNIT

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

During the year ended December 31, 2009, 2008 and 2007 the aggregate amount of cash distribution paid was $39,016, $24,552 and $0, respectively.

Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the years ended December 31, 2009 and 2008, respectively.

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

				Consisting of:
				January 1,	November 16,
	Year Ended	Year Ended	Year Ended	2007	2007
	December 31,	December 31,	December 31,	to November 15,	to December 31,
	2009	2008	2007	2007	2007

Net income	34,322	28,758	19,508	17,895	1,613
Earnings attributable to:
Common unit holders	25,277	18,873	1,581	—	1,581
Subordinated unit holders	8,321	9,270	17,537	17,537	—
General partner unit holders	724	615	390	358	32
Subordinated Series A unit holders	—	—	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	17,174,185	12,074,263	10,500,000	—	10,500,000
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	516,441	401,962	369,834	369,834	369,834
Subordinated Series A unit holders	1,000,000	—	—	—	—
Earnings per unit (basic and diluted):
Common unit holders	$1.47	$1.56	$0.15	$—	$0.15
Subordinated unit holders	$1.09	$1.22	$2.30	$2.30	$—
General partner unit holders	$1.40	$1.53	$1.06	$0.97	$0.09
Subordinated Series A unit holders	—	—	—	—	—

NOTE 20 –	SUBSEQUENT EVENTS

On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion for a purchase price of $63,000. The acquisition was partly financed with the proceeds from the public offering of 4,000,000 common units and borrowings under its Credit Facility.

On January 11, 2010, Navios Partners amended its existing Credit Facility and borrowed an additional amount of $24,000 to finance the acquisitions of Navios Apollon, Navios Sagittarius and Navios Hyperion. The amended facility agreement provides for (a) prepayment of $12,500 held in a pledged account, which took place on January 11, 2010, (b) a new margin from 1.00% to 1.45% depending on the loan to value ratio, (c) an increase of the minimum net worth to $135,000, (d) adjustment of the VMC (Value Maintenance Covenant) to be above 143% using charter free values and (e) adjustment of the minimum leverage covenant to be calculated using charter free values. The new covenants will be applied after January 15, 2010. Commitment fee for undrawn amounts under the amended terms is 0.50%.

On January 12, 2010, Navios Partners took delivery of the vessel Navios Sagittarius, after exercising the option to purchase the vessel in December 2009 for a purchase price of $25,000 out of which $22,500 was paid on January 12, 2010.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

On January 25, 2010, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2009 of $0.41 per unit. The distribution was paid on February 11, 2010 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 8, 2010. The aggregate amount of the declared distribution was $15,087.

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54,285 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding estimated offering costs of $320, were approximately $51,842. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,108. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and purchased 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8,143 and net proceeds of approximately $7,776. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $166.

Navios Partners has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and provided where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the financial statements are issued, February 23, 2010.