Form 20-F
period 2010-12-31
Navios Maritime Partners L.P.
filed 2011-03-01
CIK 1415921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
The Chrysler Center, 666 Third Avenue
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

41,779,404 Common Units
7,621,843 Subordinated Units
1,000,000 Subordinated Series A Units

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.   Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.   Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

FORWARD-LOOKING STATEMENTS

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	our anticipated growth strategies;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, drybulk commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders;

•	our ability to leverage to our advantage Navios Maritime Holdings Inc.’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement and the administrative services agreement with Navios ShipManagement Inc. (“Navios ShipManagement”) and for reimbursements for fees and costs of our general partner;

•	the anticipated taxation of our partnership and our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the drybulk shipping sector in general and the demand for our Panamax, Capesize and Ultra-Handymax vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

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

The selected historical financial and operating results for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 are derived from the audited consolidated financial statements of Navios Partners.

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

Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31
	2010	2009	2008	2007	2006
	(Expressed in thousands of U.S. dollars)

Statement of Operations Data
Time charter and voyage revenue	$143,231	$92,643	$75,082	$50,352	$31,764
Losses from forward freight agreements	—	—	—	—	(2,923)
Time charter and voyage expenses	(12,027)	(13,925)	(11,598)	(8,352)	(1,344)
Direct vessel expenses	(92)	(415)	(578)	(5,608)	(5,626)
Management fees	(19,746)	(11,004)	(9,275)	(920)	—
General and administrative expenses	(4,303)	(3,208)	(3,798)	(1,419)	(698)
Depreciation and amortization	(41,174)	(15,877)	(11,865)	(9,375)	(8,250)
Interest expense and finance cost, net	(6,360)	(8,048)	(9,216)	(5,522)	(6,286)
Interest income	1,017	261	301	—	—
Compensation expense	—	(6,082)	—	—	—
Other income	85	94	23	93	61
Other expenses	(120)	(117)	(318)	(226)	(74)

Income before income taxes	$60,511	$34,322	$28,758	$19,023	$6,624
Deferred income tax	—	—	—	485	—

Net income	$60,511	$34,322	$28,758	$19,508	$6,624

Earnings per unit (basic and diluted):
Common unit (basic and diluted)	$1.51	$1.47	$1.56	$0.15	$—
Subordinated unit (basic and diluted)	$1.11	$1.09	$1.22	$2.30	$0.85
General partner unit (basic and diluted)	$1.42	$1.40	$1.53	$1.06	$0.36
Balance Sheet Data (at period end)
Current assets, including cash	$55,612	$92,579	$29,058	$11,312	$6,956
Vessels, net	612,358	299,695	291,340	135,976	143,834
Total assets	840,885	436,756	322,907	205,054	152,243
Current portion of long-term debt	29,200	—	40,000	—	7,893
Total long-term debt, including current portion	321,500	195,000	235,000	165,000	77,758
Total Owner’s Net Investment and Partners’ Capital	491,503	207,990	76,847	26,786	70,902
Cash Flow Data
Net cash provided by operating activities	$96,018	$80,565	$41,744	$10,516	$14,496
Net cash used in investing activities	(447,757)	(69,100)	(69,505)	—	(36,985)
Net cash provided by/ (used in) financing activities	325,139	38,039	46,040	(421)	22,489
Fleet Data:
Vessels at end of period(1)	16	11	9	7	5

(1)	Includes owned and chartered-in vessels.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2009 to December 31, 2010, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,917 and a high of $37,099. Additionally, during the period from January 1, 2009 to December 31, 2010, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $8,997 and a high of $93,197 and the Baltic Dry Index experienced a low of 772 points and a high of 4,661 points. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

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

All of our time charters are scheduled to expire on dates ranging from July 2012 to September 2022. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking until November 2011 are included in a daily fee that we pay Navios ShipManagement under a management agreement. In October 2009, we fixed the rate with Navios ShipManagement for a period of two years at: (a) $4,500 daily rate per owned Ultra-Handymax vessel, (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel until November 16, 2011, while the initial term of the management agreement is until November 2012. From November 2011 to November 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for that period. In the event our management agreement is not renewed, we will separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

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

If we purchase additional vessels in the future, we generally will be required to make installment payments prior to their delivery. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or minimum quarterly distributions we must make prior to generating cash from the operation of the vessel. We filed a shelf registration statement on November 2, 2010, under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million.

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

Our Credit Facility, as amended, provides us with the ability to borrow up to $321.5 million, of which $321.5 million was outstanding as of December 31, 2010. We have the ability to incur additional debt, subject to limitations in our Credit Facility. Our level of debt could have important consequences to us, including the following:

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

On January 11, 2010, we (a) amended our Credit Facility and (b) borrowed an additional amount of $24.0 million to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios

Hyperion. The amended Credit Facility agreement provides for (a) prepayment of $12.5 million held in a pledged account, that took place on January 11, 2010, (b) an increase in the minimum net worth covenant of the Partnership to $135.0 million, (c) the VMC (Value Maintenance Covenant) to be above 143% using charter free values and (d) the minimum leverage covenant to be calculated using charter free values. The new covenants have been applied since January 15, 2010.

Throughout 2010, we amended our Credit Facility to borrow additional amounts to partially finance the acquisition of various vessels. Pursuant to our most recent amendment, on December 15, 2010, in addition to borrowing an additional amount, the amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that began in February 2011.

In addition, our Credit Facility, as amended on December 15, 2010, requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the Credit Facility) of at least $20.0 million as of December 31, 2010, at which level it is required to be maintained thereafter);

•	maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our Credit Facility) of less than 0.75 : 1.00.

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

Events of default under our Credit Facility include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	failure of any representation or warranty to be materially correct; and

•	failure of Navios Holdings or its affiliates (as defined in the Credit Facility agreement) to own at least 20% of us.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

We depend on Navios Holdings and its affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement between us and Navios ShipManagement, Navios ShipManagement provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to an administrative services agreement between us and Navios ShipManagement, Navios ShipManagement provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon Navios ShipManagement’s satisfactory performance of these services. Our business will be harmed if Navios ShipManagement fails to perform these services satisfactorily, if Navios ShipManagement cancels either of these agreements, or if Navios ShipManagement stops providing these services to us. We may also in the future contract with Navios Holdings for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

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

We have 12 charter counterparties. Some of our major charter counterparties are Mitsui O.S.K. Lines, Ltd., Cargill International S.A., Cosco Bulk Carrier Co. Ltd., Samsun Logix and The Sanko Steamship Co. Ltd., and these charter counterparties accounted for approximately 27.7%, 11.8%, 11.2%, 8.5% and 8.3%, respectively, of total revenues for the year ended December 31, 2010. For the year ended December 31, 2009, Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime accounted for approximately 34.3%, 18.8%, 13.0%, 9.6% and 9.3%, respectively, of total revenues. For the year ended December 31, 2008, Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues.

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

In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Partners has reviewed the matter, as its Capesize vessel Navios Melodia is charted out to KLC. We have provided 30-day notice to KLC demanding that the charter be affirmed or terminated.

To mitigate the risk we have insured our charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance) for the remaining term of the charter-out contract.

The risks and costs associated with vessels increase as the vessels age.

As of February 28, 2011, the vessels in our fleet have an average age of approximately five years and most drybulk vessels have an expected life of approximately 25-28 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

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

For all vessels other than oil tankers, including vessels operated under our fleet, international liability for bunker oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and in early 2011 it was in effect in 58 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the 112th Congress. In addition to potential liability under the federal OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

In addition to other climate-related risks set forth in this “Risk Factors” section, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on technical and operational measures to reduce emissions. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union has also indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include greenhouse gas emission from marine vessels. Similarly, the U.S. EPA is considering petitions to regulate greenhouse gas emissions from marine vessels. We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or those of Navios Holdings who provide us with significant managerial services could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. The cost of vessel security measures has also been affected by dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area which could have a significant financial impact on us.

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

We will engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2010, the value of the U.S. dollar increased by approximately 8.2% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2009 and continuing through 2010, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker which was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately

$100 million. In December 2009, the Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business and operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.

The United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession in 2008 and 2009. Despite recent signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal and state governments, as well as foreign governments, have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

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

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current uncertainty in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our Credit Facility or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common units to decline significantly.

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

Pursuant to the omnibus agreement that we entered into with Navios Holdings in connection with the closing of the IPO, referred to herein as the Omnibus Agreement, Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allows Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units and was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we had waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011. Such waiver ended with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, when we entered into the business opportunity right of first refusal agreement as described above.

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

Navios Holdings indirectly owns the 2.0% general partner interest and a 26.7% limited partner interest in us, and owns and controls our general partner. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

•	The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Navios Holdings currently owns 28.7% of the total number of outstanding common and subordinated units based on all outstanding limited, subordinated and general partner units.

•	If our general partner is removed without “cause” during the subordination period and units held by our general partner and Navios Holdings are not voted in favor of that removal, (i) all remaining subordinated units will automatically convert into common units, (ii) any existing arrearages on the common units will be extinguished and (iii) our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest and incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively large. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

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

At the end of the subordination period, assuming no additional issuances of common units and conversion of our subordinated units into common units, Navios Holdings will own 12,715,847 common units and 1,000,000 subordinated Series A units and 1,028,597 general partner units, representing a 28.7% limited partner interest in us based on all limited and general partner units.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2010 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2013, or later, will be taxed at graduated tax rates applicable to ordinary income.

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

A.	History and Development of the Partnership

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

Navios Partners is a limited Partnership formed under the Marshall Islands Partnership Act and domiciled in the Republic of the Marshall Islands. Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by Navios ShipManagement from its executive offices at 85 Akti Miaouli Street, Piraeus 185 38, Greece. Our telephone number at such address is (+30) 210 4595000. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with Navios Shipmanagement pursuant to which Navios Shipmanagement provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with Navios Shipmanagement pursuant to which Navios Shipmanagement provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners had also entered into a share purchase agreement pursuant to which Navios Partners had agreed to acquire the capital stock of a subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel to Navios Holdings which occurred in late June 2009. On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. The option elapsed without being exercised. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The Series A units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

As of December 31, 2010, 51,429,846 units were outstanding, including: 41,779,404 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,028,599 general partnership units. Navios Holdings owns a 28.7% interest in Navios Partners, which includes the 2% general partner interest.

Equity Offerings

2010

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54.3 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding estimated offering costs of $0.2 million, were approximately $51.8 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and issued 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8.1 million and net proceeds of approximately $7.8 million. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80.3 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million, were approximately $76.7 million. Pursuant to this offering, Navios Partners issued 91,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.6 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 4,500,000 common units and issued 675,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $12.0 million and net proceeds of approximately $12.0 million. Navios Partners issued 13,776 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On October 14, 2010, Navios Partners completed its public offering of 5,500,000 common units at $17.65 per unit and raised gross proceeds of approximately $97.0 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million were approximately $92.7 million. Pursuant to this offering, Navios Partners issued 112,245 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $2.0 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $14.6 million and net proceeds, including the underwriting discount, of approximately $13.9 million. Navios Partners issued 16,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.3 million.

2009

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36.1 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.5 million, were approximately $34.3 million . Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.7 million.

On June 9, 2009 Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. The option elapsed without being exercised. In return, Navios Partners issued 1,000,000 subordinated Series A units recognizing in the results a non-cash compensation expense amounting to $6.1 million. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to the issuance of 1,000,000 units, Navios Partners issued 20,408 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

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

On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and issued 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4.4 million and net proceeds of approximately $4.2 million. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.1 million.

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

Vessel Acquisitions

On October 29, 2009, Navios Partners purchased from Navios Holdings the vessel Navios Apollon for a purchase price of $32.0 million. Favorable lease terms recognized through this transaction amounted to $8.3 million and were related to the acquisition of the rights on the time charter out contract of the vessel and the amount of $23.7 million was classified under vessels and other fixed assets.

On January 8, 2010, Navios Partners purchased from Navios Holdings the vessel Navios Hyperion, for a cash consideration of $63.0 million. Favorable lease terms recognized through this transaction amounted to $30.7 million and were related to the acquisition of the rights on the time charter-out contract of the vessel and the amount of $32.3 million was classified under vessels, net.

On January 12, 2010, Navios Partners, purchased the vessel Navios Sagittarius for a total cash payment of $25.3 million (including capitalized expenses of $0.3 million), of which $2.5 million was paid as advance in December 2009 and $22.8 million was paid in January 2010.

On March 18, 2010, Navios Partners purchased from Navios Holdings the vessel Navios Aurora II for a purchase price of $110.0 million, consisting of $90.0 million cash and the issuance of 1,174,219 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $17.0326 per common unit, which was the NYSE volume weighted average trading price of the common units for the five business days immediately prior to the acquisition. For accounting purposes the transaction was valued based on the closing price of the day before the transaction. Favorable lease terms recognized through this transaction amounted to $42.5 million and were related to the acquisition of the rights on the time charter out contract of the vessel and the amount of $67.8 million was classified under vessels, net.

On May 21, 2010, Navios Partners purchased from Navios Holdings the vessel Navios Pollux for a purchase price of $110.0 million, paid in cash. Favorable lease terms recognized through this transaction amounted to $38.0 million and were related to the acquisition of the rights on the time charter-out contract of the vessel and the amount of $72.0 was classified under vessels, net.

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia, for a purchase price of $78.8 million, and Navios Fulvia, for a purchase price of $98.2 million. The purchase price consisted of the issuance of 788,370 common units to Navios Holdings and $162.0 million cash. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. For accounting purposes the transaction was valued based on the closing price of the day before the transaction. Favorable lease terms recognized through this transaction amounted to $13.8 million for the Navios Melodia and $31.2 million for the Navios Fulvia and were related to the acquisition of the rights on the time charter out contract of the vessels. The amounts of $65.0 million for the Navios Melodia and the amount of $67.0 million for the Navios Fulvia were classified under vessels, net.

B.	Business Overview

Introduction

We are an international owner and operator of drybulk carriers formed by Navios Maritime Holdings Inc. (NYSE: NM), a vertically integrated seaborne shipping company with over 55 years of operating history in the drybulk shipping industry. Our vessels are chartered-out under medium to long-term time charters with an average remaining term of approximately 4.5 years to a strong group of counterparties, consisting of Mitsui O.S.K. Lines Ltd., Cosco Bulk Carrier Co. Ltd., Samsun Logix, STX Panocean, The Sanko Steamship

Co. Ltd., Constellation Energy Group, Augustea Imprese Maritime, Daiichi Chuo Kisen Kaisha, and Rio Tinto Shipping Pty Ltd.

Our Fleet

Our fleet consists of ten modern, active Panamax vessels, five modern Capesize vessels and one Ultra-Handymax vessel. Our fleet of high quality dry cargo vessels has an average age of approximately five years, which is significantly younger than the current industry average of about 14.2 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances we may operate vessels in the spot market until the vessels are fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

				Original Charter
				Expiration Date/New	Original Charter Out
			Capacity	Charter Expiration	Rate/ New Charter Out
Owned Vessels	Type	Built	(DWT)	Date(1)	Rate per day(2)

Navios Apollon	Ultra Handymax	2000	52,073	November 2012	$23,700
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	November 2012	$18,525
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(5)	Capesize	2010	179,132	September 2022	$29,356

				Charter
			Capacity	Expiration
Long-term Chartered-in Vessels	Type	Built	(DWT)	Date	Rate per day(2)

Navios Prosperity(3)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran(4)	Panamax	2008	76,500	March 2013	$28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	Navios Prosperity is chartered-in for seven years and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen

($46.6 million based upon the exchange rate at December 31, 2010), declining pro rata by 145 million Japanese Yen ($1.8 million based upon the exchange rate at December 31, 2010) per calendar year.

(4)	Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($44.1 million based upon the exchange rate at December 31, 2010) declining pro rata by 150 million Japanese Yen ($1.8 million based upon the exchange rate at December 31, 2010) per calendar year.

(5)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Partners has reviewed the matter, as its Capesize vessel Navios Melodia is charted out to KLC. We have provided 30-day notice to KLC demanding that the charter be affirmed or terminated.

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•	Additional demand for seaborne transportation of drybulk commodities. The marine industry is fundamental to international trade, as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. In 2010, approximately 3.2 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2002 to 2010, trade in all drybulk commodities experienced an aggregate increase of 42%. The increase in demand and ton-mile demand for drybulk carriers has been driven by increasing global industrial production and consumption and international trade, economic growth and urbanization in China, Russia, Brazil, India and the Far East, with attendant increases in steel production, power generation and grain consumption. World growth recovered during 2010 and we believe that these global market dynamics will be the major growth factors for the foreseeable future.

•	Demand for long-term time charter contracts with modern drybulk vessels. There are several factors impacting the current and future supply of drybulk vessels available for cargos. We expect to benefit from these trends as many customers are seeking longer-term time charter contracts in order to secure tonnage for the carriage of their drybulk shipments. These trends are being driven by the following factors. First, there are currently several inefficient infrastructure bottlenecks due to long-term under-investment in global transportation infrastructure that are causing delays in cargo discharging and loading at main exporting terminals worldwide. These delays, coupled with increasing voyage lengths from producers to consumers requiring additional ton-miles to service the demands of the global drybulk trade, are reducing the supply of vessels available for hire at any particular time. Second, the age of the world drybulk fleet is increasing. Approximately 23% of the industry’s drybulk vessels are more than 20 years old and, with an economic and commercial life of approximately 25 years, many of these vessels will need to be disposed of in the coming years.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable and growing cash flows. We believe that the long-term, fixed-rate nature of our charters will provide a stable base of revenue. In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and through the secondary market provide visible future growth in our revenue and distributable cash flow. We believe that our management agreement, which provides for a fixed management fee until November 16, 2011, will initially provide us with predictable expenses. During the remaining one-year term of the management agreement, from November 16, 2011 to November 16, 2012, we will reimburse our manager for all of the costs and expenses it incurs in connection with the management of our fleet, which may make our cash flows less predictable.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management and Navios Holdings’ reputation

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

•	High-quality, flexible fleet. Our fleet consists of ten modern, active Panamax vessels, five modern Capesize vessel and one Ultra-Handymax vessel. The average age of the vessels in our fleet is significantly lower than the average age of the world drybulk fleet. Our fleet had an average age of approximately five years as of February 2011, compared to a current industry average age of about 14.2 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered-out under long-term time charters with an average remaining charter duration of 4.5 years to a strong group of counterparties consisting of , amongst others: Constellation Energy, Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd., Samsun Logix, Rio Tinto Shipping Pty Ltd., Augustea Imprese Maritime, The Sanko Steamship Co., Ltd., STX Panocean and Daiichi Chuo Kisen Kaisha. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have an average remaining charter duration of 4.5 years and have staggered charter expirations with no more than three vessels subject to re-chartering in any one year. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for drybulk carriers in a manner that is accretive to distributable cash flow per unit. We will have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will assist us to make additional accretive acquisitions.

•	Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We plan to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our major customers are: Mitsui O.S.K. Lines, Ltd., Cosco Bulk Carrier Co. Ltd., Samsun Logix, The Sanko Steamship Co. Ltd., Constellation Energy Group, Augustea Imprese Maritime, STX Panocean and Daiichi Chuo Kisen Kaisha. For the year ended December 31, 2010, three customers accounted for 27.7%, 11.8% and 11.2% of total revenues. For the year ended December 31, 2009, three customers accounted for approximately 34.3%, 18.8% and 13.0%, of total revenues and for the fiscal year ended December 31, 2008, four customers accounted for approximately 28.2%, 22.2%, 15.6% and 11.9% of total revenues.

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

Competition

The drybulk shipping industry is extensive, diversified, competitive and highly fragmented, divided among approximately 1,600 independent drybulk carrier owners. The world’s active drybulk fleet consists of about 8,000 vessels, aggregating over 535 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean (Cosco) and China Shipping Group, and the three largest Japanese shipping companies, Nippon Yusen Kaisha, Mitsui O.S.K. Lines, Ltd. and Kawasaki Kisen. There are about 45 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include CCM (Ceres Hellenic/Coeclerici), Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

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

Expenses

In October 2009, under the terms of our management agreement with Navios ShipManagement, we fixed the rate with Navios ShipManagement for two years. The management fees are: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel; and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the cost of the special survey and related scheduled drydocking. Navios ShipManagement is directly responsible for providing all of these items and services. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The initial term of the management agreement expires in November 2012, and for the remaining term we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessels we own and for maintaining the vessels we own, periodic drydocking, cleaning and painting and performing work required by regulations. Navios ShipManagement provides all services related to the vessels we own pursuant to the management agreement.

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

Crewing and Staff

Navios ShipManagement crews its vessels primarily with Filipino, Ukrainian, Polish, Russian and Georgian officers and Filipino, Georgian, Bulgarian and Ukrainian seamen. For these nationalities, officers and seamen are referred to Navios ShipManagement by local crewing agencies. Navios ShipManagement is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios ShipManagement requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses for injury or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, for pollution, our coverage is $5.4 billion per incident except for pollution where our current protection and indemnity insurance coverage for each owned vessel is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event. Specifically, Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas Navios Holdings purchases war loss of hire insurance for cover up to 270 days of detention/loss of time.

Credit Risk Insurance

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

The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

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

International regulations to prevent pollution from ships

In the second main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the current cap of 4.5%), effective from January 1, 2010, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2010; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea, the North Sea including the English Channel, and the coasts of North America, and a US Caribbean ECA is expected to be adopted in 2011. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% in July 2010 for the Baltic and North Sea ECAs and beginning in 2012 for the North American ECA; and 0.1% in these ECAs beginning in 2015), as well as nitrogen oxide aftertreatment requirements that will become applicable in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

Greenhouse gas emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol but are under consideration by the International Maritime Organization (IMO). The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission is expected if no global regime for reduction of seaborne emissions has been agreed by the end of 2011. In the United States, in 2007 the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the Convention for it to take force. However, as of January 31, 2011, the Convention has been ratified by 27 states, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

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

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to periodic adjustment for inflation); 2006 amendments to OPA and subsequent Coast Guard adjustments have increased the liability limits for responsible parties for any vessel other than a tank vessel, effective July 2009, to $1,000 per gross ton or $0.85 million, whichever is greater.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. House of Representatives passed a bill that would have amended OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations, but the bill did not seek to change the OPA liability limits applicable to vessels. The U.S. Senate considered, but did not pass, similar legislation. In the 112th Congress, further proposals for oil spill response legislation maybe introduced. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System, or NPDES. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, in response to a federal Court order invalidating the exemption in EPA’s regulations and directing the EPA to develop a system for regulating all discharges from vessels, effective February 6, 2009, the EPA has regulated the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) Currently the EPA and the U.S. Coast Guard are studying the technical feasibility of strengthened requirements for ballast water management that could be incorporated as further conditions of the VGP or other new rulemaking. In addition, through the CWA certification provisions that allow US states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America Emission Control Area (ECA) standards which take effect in 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. In October 2010, the U.S. Coast Guard proposed a rule that would make its VCS requirements more compatible with new EPA and State regulations, reflect changes in VCS technology, and codify existing U.S. Coast Guard guidelines. It appears unlikely that the updated U.S. Coast Guard rule when finalized will impose a material increase in costs.

We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Internal Revenue Code, or the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2010 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2010 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2010. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2010.

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

We believe that, for our fiscal year ended December 31, 2010, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

Other Tax Jurisdictions

Certain of Navios Partners’ subsidiaries are incorporated in countries which impose taxes, such as Malta, however such taxes are immaterial to Navios Partners’ operations.

C.	Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2010.

D.	Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are an international owner and operator of drybulk carriers, formed in August 2007 by Navios Holdings, a vertically integrated seaborne shipping company with over 55 years of operating history in the drybulk shipping industry. We completed our IPO on November 16, 2007. In connection with the IPO, through a series of transactions, we acquired all of the capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels as follows:

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

On November 15, 2007, Navios Partners entered into a Credit Facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This Credit Facility initially provided Navios Partners with financing availability of up to $260.0 million, of which $165.0 million was drawn on November 16, 2007. On June 25, 2008, the available borrowings under the Credit Facility were increased by $35.0 million to finance the acquisition of the Navios Hope on July 1, 2008, and on May 2, 2008, Navios Partners borrowed $35.0 million to finance the acquisition of the vessel Navios Fantastiks.

The availability of the $60.0 million provided by the Credit Facility, to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that would own the Navios Bonavis upon its delivery to Navios Holdings in June 2009, was cancelled.

In January 2009, Navios Partners amended the terms of its Credit Facility. The Credit Facility amendment was effective until January 15, 2010 and provided, among other things, for (a) repayment of $40.0 million, which took place in February 2009, (b) maintenance of a cash reserve balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; and $12.5 million on December 31, 2009, and (c) amendments of the margin and certain covenants.

In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30.4 million ($29.5 million net of expenses) paid to Navios Partners in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract has been allocated to the period until its original expiration in 2013.

On January 11, 2010, Navios Partners further amended its Credit Facility and borrowed an additional amount of $24.0 million to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios Hyperion. The amended facility agreement provided for (a) prepayment of $12.5 million that took place on January 11, 2010, (b) increase of the minimum net worth to $135.0 million, (c) VMC (Value Maintenance Covenant) to be above 143% using charter free values and (d) the minimum leverage covenant to be calculated using charter-free values. The new covenants were applied after January 15, 2010.

On March 30, 2010, Navios Partners borrowed an additional amount of $30.0 million under a new tranche to its Credit Facility to partially finance the acquisition of the Navios Aurora II.

On June 1, 2010, Navios Partners borrowed an additional amount of $35.0 million under a new tranche to its Credit Facility to partially finance the acquisition of the Navios Pollux.

On December 15, 2010, Navios Partners borrowed an additional amount of $50.0 million under a new tranche to its Credit Facility to partially finance the acquisitions of the Navios Melodia and the Navios Fulvia. The amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that began in February 2011.

As of December 31, 2010, the total borrowings under the Credit Facility are $321.5 million. As of December 31, 2010, Navios Partners was in compliance with the financial covenants of its Credit Facility.

Equity Offerings

During fiscal 2009, Navios Partners completed three equity offering and issued a total amount of 10,660,400 common units and raised gross proceeds of total $134.3 million (excluding the general partner contribution) to fund its fleet expansion.

During fiscal 2010, Navios Partners completed three equity offering and issued a total amount of 15,525,000 common units and raised gross proceeds of total $266.4 million (excluding the general partner contribution) to fund its fleet expansion.

As of February 28, 2011, there were outstanding: 41,779,404 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,028,599 general partnership units. Navios Holdings owns a 28.7% interest in Navios Partners, including the 2% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

On October 29, 2009, Navios Partners purchased from Navios Holdings the vessel Navios Apollon for a purchase price of $32.0 million.

On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion for a purchase price of $63.0 million. Upon delivery of the vessel, the remaining term of its charter-out contract was 4.2 years at a net rate of $32,300 per day until February 2010 and $37,953 per day until April 2014.

On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110.0 million. Upon delivery of the vessel, the remaining term of its charter-out contract was 9.7 years at a net rate of $41,325 per day. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90.0 million cash. The number of common units were issued at $17.0326, which reflects the NYSE volume weighted average price of the common units for the five business days prior to the acquisition of the vessel. For accounting purposes the transaction was valued based on the closing price of the day before the transaction.

On May 21, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Pollux for a purchase price of $110.0 million. Upon delivery of the vessel, the remaining term of its charter-out contract was 9.2 years at a net rate of $42,250 per day.

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia, for a purchase price of $78.8 million, and Navios Fulvia, for a purchase price of $98.2 million. Upon delivery of the vessels, the remaining term of their charter-out contracts were: for Navios Melodia 11.8 years at a net rate of $29,356 per day and for Navios Fulvia 4.9 years at a net rate of $50,588 per day. The purchase price consisted of the issuance of 788,370 common units issued to Navios Holdings and $162.0 million cash. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. For accounting purposes the transaction was valued based on the closing price of the day before the transaction.

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2008 to December 31, 2010.

		Country of	Statement of operations
Company name	Vessel name	incorporation	2010	2009	2008

Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is	1/1 – 12/31	1/1 – 12/31	7/1 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is	1/1 – 12/31	10/29 – 12/31	—
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sagittarius Shipping Corporation (***)	Navios Sagittarius	Marshall Is.	1/1 – 12/31	6/10 – 12/31	—
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is	1/8 – 12/31	—	—
Chilali Corp.	Navios Aurora II	Marshall Is	3/18 – 12/31	—	—
Surf Maritime Co.	Navios Pollux	Marshall Is	5/21 – 12/31	—	—
Pandora Marine Inc.	Navios Melodia	Marshall Is	11/15 – 12/31	—	—
Customized Development S.A.	Navios Fulvia	Liberia	11/15 – 12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation(*)	Navios Prosperity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aldebaran Shipping Corporation(*)	Navios Aldebaran	Marshall Is.	1/1 – 12/31	1/1 – 12/31	3/17 – 12/31
JTC Shipping and Trading Ltd.(*)	Operating Co.	Malta	3/18 – 12/31	—	—
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract.

(**)	Fantastiks Shipping Corporation took ownership of the vessel Navios Fantastiks on May 2, 2008.

(***)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their drybulk commodities. All of the vessels in our fleet are chartered-out under time charters, with an average remaining duration n of 4.5 years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.

For the fiscal year ended December 31, 2010, we had 12 charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A., Cosco Bulk Carrier Co, Ltd., Samsun Logix and The Sanko Steamship Co. Ltd. which accounted for approximately 27.7%, 11.8%, 11.2%, 8.5% and 8.3%, respectively, of our total revenues. For the fiscal year ended December 31, 2009, Mitsui O.S.K. Lines Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime, accounted for approximately 34.3%, 18.8%, 13.0%, 9.6% and 9.3%, respectively, of total revenues. For the fiscal year ended December 31, 2008, Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement (which provides for a fixed management fee until November 16, 2012) provides us with a strong base of stable cash flows.

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

Administrative Services

Under the administrative services agreement we entered into with Navios ShipManagement, we reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after Navios ShipManagement submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement which expires in November 2012, Navios ShipManagement provides significant administrative, financial and other support services to us.

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

A.  Operating results

Overview

Our historical results of operations and cash flows prior to the IPO are not indicative of results of operations and cash flows to be expected from any future period, principally for the following reasons:

•	Different Fleet Size. Our historical financial statements for 2010, 2009 and 2008 reflect the results of operations of sixteen, eleven and nine vessels, respectively.

•	Different Structure of Operating and General and Administrative Expenses. Our historical operating expenses represented actual costs incurred by the vessel-owning subsidiaries and Navios ShipManagement in the operation of the vessels. In October 2009, pursuant to the management agreement that we entered into with Navios ShipManagement upon the closing of the IPO, we fixed the rate with Navios ShipManagement for a period of two years until November 2011. The management fees are: (a) $4,500 daily rate per owned Ultra-Handymax vessel, (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel until November 16, 2011. During the remaining year of the term of the management agreement, from November 2011 until November 2012, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Under the administrative services agreement that we entered into with Navios ShipManagement upon the closing of the IPO, Navios ShipManagement provides significant administrative, financial and other support services to us. We reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement, including certain general and administrative expenses that we incur as a publicly traded limited partnership.

•	Different Financing Arrangements. Our historical financing and derivative arrangements prior to the IPO are not representative of the arrangements we entered into to finance the acquisition of our initial fleet from Navios Holdings in connection with the closing of the IPO. For example, we entered into the Credit Facility in connection with the IPO, which has been amended subsequently. In addition, we have not entered into forward freight arrangements and we do not expect to do so in the future.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

The following table presents consolidated revenue and expense information for the years ended December 31, 2010 and 2009. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	December 31,	December 31,
	2010	2009
	(In thousands of U.S. dollars)

Time charter and voyage revenue	$143,231	$92,643
Time charter and voyage expenses	(12,027)	(13,925)
Direct vessel expenses	(92)	(415)
Management fees	(19,746)	(11,004)
General and administrative expenses	(4,303)	(3,208)
Depreciation and amortization	(41,174)	(15,877)
Interest expense and finance cost, net	(6,360)	(8,048)
Interest income	1,017	261
Compensation expense	—	(6,082)
Other income	85	94
Other expense	(120)	(117)

Net income	$60,511	$34,322

Time Charter and Voyage Revenues.  Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues amounted to approximately $143.2 million for the year ended December 31, 2010 compared to $92.6 million for the year ended 2009. The increase was mainly attributable to the acquisition of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010 and the Navios Fulvia and the Navios Melodia on November 15, 2010. As a result of the vessel acquisitions, available days of the fleet increased to 4,879 days for the year ended December 31, 2010, as compared to 3,553 days for the year ended December 31, 2009 and time charter equivalent (“TCE”) increased to $29,358 for the year ended December 31, 2010, from $26,071 for the year ended December 31, 2009.

Time Charter and Voyage Expenses.  Time charter and voyage expenses amounted to $12.0 million for the year ended December 31, 2010 compared to $13.9 million for the year ended December 31, 2009. The decrease was mainly attributable to the exercise of the purchase option of the Navios Sagittarius which became part of the owned fleet on January 12, 2010 and no longer incurred time charter expenses.

Direct Vessel Expenses.  Direct vessel expenses, comprised of the amortization of drydock and special survey costs, decreased by $0.3 million or 75.0% to $0.1 million for the year ended December 31, 2010, as compared to $0.4 million for the year ended on December 31, 2009 due to the full amortization of drydock and special survey costs for certain of the owned vessels during 2009 and 2010.

Management Fees.  Total management fees for the years ended December 31, 2010 and 2009 amounted to $19.7 million and $11.0 million, respectively. The increase of $8.7 million or 79.1% was mainly attributable to the acquisitions of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Sagittarius on January 12, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010 and the Navios Fulvia and the Navios Melodia on November 15, 2010.

Pursuant to the management agreement dated November 16, 2007, Navios Partners fixed the rate for ship management services of its owned fleet for two years until November 16, 2011 at: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel; and (c) $5,500 daily rate per Capesize vessel whereas the initial term of the agreement is until November 16, 2012. These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fees in the consolidated statements of income.

General and Administrative Expenses.  Total general and administrative fees for the year ended December 31, 2010 amounted to $4.3 million compared to $3.2 million for the year ended December 31, 2009. The increase of 34.4% was mainly due to the increase of the operating vessels in our fleet during 2010.

Pursuant to the administrative services agreement, Navios ShipManagement provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2010 and 2009, the expenses charged by Navios ShipManagement for administrative services were $2.7 million and $1.8 million, respectively. The remaining balances of $1.6 million and $1.4 million of general and administrative expenses for the years ended December 31, 2010 and 2009 related to legal and professional fees including audit fees.

Depreciation and Amortization.  Depreciation and amortization amounted to $41.2 million for the year ended December 31, 2010 compared to $15.9 million for the year ended December 31, 2009. The main reasons for the increase of $25.3 million were: (a) the increase in depreciation expense of $8.2 million following the acquisitions of the Navios Sagittarius and the Navios Hyperion in January 2010, the acquisition of the Navios Aurora II on March 18, 2010, the acquisition of the Navios Pollux on May 21, 2010 and the acquisitions of the Navios Fulvia and the Navios Melodia on November 15, 2010; (b) the increase in amortization expense of $17.1 million due to the favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels mentioned above. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from three to twelve years.

Interest Expense and Finance Cost, Net.  Interest expense and finance cost, net amounted to $6.4 million for the year ended December 31, 2010 compared to $8.0 million for the year ended December 31, 2009. Interest expense relating to the Credit Facility for the purchase of our vessels amounted to $6.0 million for the year ended December 31, 2010 compared to $7.3 million for the year ended December 31, 2009, while amortization of deferred finance fees amounted to $0.4 million and $0.7 million for the years ended December 31, 2010 and 2009, respectively. The decrease in interest expense was mainly attributable to the decrease in effective interest rate to 2.33% for the year ended December 31, 2010 from 3.60% for the year ended December 31, 2009, as a result of the decrease in Libor rates, partially offset by the increase in average outstanding loan balance from $200.3 million in 2009 to $251.6 million in 2010. The decrease in the amortization of deferred finance fees was mainly attributable to the $0.4 million write off in 2009 due to the cancellation of the availability of the $60.0 million under the Credit Facility. The outstanding loan balance under our Credit Facility was $312.5 million and $195.0 million as of December 31, 2010 and 2009, respectively.

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

Net Income.  Net income for year ended December 31, 2010 amounted to $60.5 million compared to $34.3 million for the year ended December 31, 2009. The increase in net income of $26.2 million was due to the factors discussed above.

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
	(In thousands of U.S. dollars)

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

Management Fees.  Management fees were paid to Navios ShipManagement for providing commercial and technical management services to Navios Partners for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009. In October 2009, Navios Partners fixed the rate with Navios ShipManagement for an additional period of two years. The new management fees are: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel; and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011. Total management fees for the years ended December 31, 2009 and 2008 amounted to $11.0 million and $9.3 million, respectively. The increase of $1.7 million was mainly attributable to the increase in the number of owned vessels.

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

Depreciation and Amortization.  Depreciation and amortization amounted to $15.9 million for the year ended December 31, 2009 compared to $11.9 million for the year ended December 31, 2008. The main reasons for the increase of $4.0 million were: (a) the increase in depreciation expense of $3.2 million due to the acquisitions of the Navios Fantastiks on May 2, 2008 (which until then was part of the chartered-in fleet of Navios Partners) and the Navios Hope on July 1, 2008, both of which were fully operating during the year ended December 31, 2009, and the acquisition of the Navios Apollon on October 29, 2009; and (b) the increase in amortization expense of $2.5 million relating to the $30.9 million of favorable lease terms recognized with the acquisition of the rights to the Navios Sagittarius and the $8.3 million of favorable lease term recognized with the acquisition of the Navios Apollon on October 29, 2009. The above increase of $5.7 million was mitigated by a $1.7 million decrease in amortization expense relating to the $52.9 million of intangible assets (favorable lease terms charter-in) recognized on the acquisition of the Navios Fantastiks, which were transferred to vessel cost when the vessel was owned on May 2, 2008. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from four to ten years.

Interest Expense and Finance Cost, Net Interest expense and finance cost, net amounted to $8.0 million for the year ended December 31, 2009 compared to $9.2 million for the year ended December 31, 2008. Interest expense relating to the Credit Facility for the purchase of our vessels amounted to $7.4 million for the year ended December 31, 2009 compared to $9.0 million for the year ended December 31, 2008, while amortization of deferred finance fees amounted to $0.7 million and $0.2 million for the years ended December 31, 2009 and 2008, respectively. The decrease in interest expense was mainly attributable to: (a) the decrease in average outstanding loan balance from $206.0 million in 2008 to $200.3 million in 2009; and

(b) the decrease in the effective interest rate from 4.17% for the year ended December 31, 2008 to 3.60% for the year ended December 31, 2009, as a result of the decrease in Libor rates. The increase in the amortization of deferred finance fees was mainly attributable to the $0.4 million write off due to the cancellation of the availability of the $60.0 million under the Credit Facility. The outstanding loan balance under our Credit Facility was $195.0 million and $235.0 million as of December 31, 2009 and 2008, respectively.

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

In January 2009, Navios Partners amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) repayment of $40.0 million, which took place in February 2009, (b) maintenance of a cash reserve balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; and $12.5 million on December 31, 2009, and (c) amendments of the margin and certain covenants.

On January 11, 2010, Navios Partners further amended its existing Credit Facility and borrowed an additional amount of $24.0 million to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios Hyperion. The amended facility agreement provided for: (a) prepayment of the $12.5 million, held in a pledged account, which took place on January 11, 2010; (b) increase of the minimum net worth covenant to $135.0 million; (c) adjustment of the VMC (Value Maintenance Covenant) to be above 143% using charter-free values; and (d) adjusting the minimum leverage covenant to be calculated using charter-free values. The new covenants were applied after January 15, 2010. The commitment fee for undrawn amounts under the amended terms is 0.50%.

On March 30, 2010, Navios Partners borrowed an additional amount of $30.0 million under a new tranche to its Credit Facility to partially finance the acquisition of the Navios Aurora II.

On June 1, 2010, Navios Partners borrowed an additional amount of $35.0 million under a new tranche to its Credit Facility to partially finance the acquisition of the Navios Pollux.

On December 15, 2010, Navios Partners borrowed an additional amount of $50.0 million under a new tranche to its Credit Facility to partially finance the acquisitions of the Navios Melodia and the Navios Fulvia. The amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that began in February 2011.

As of December 31, 2010, the total borrowings under the Credit Facility are $321.5 million. As of December 31, 2010, Navios Partners was in compliance with the financial covenants of its Credit Facility.

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

In addition, our Credit Facility, as amended, also requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the Credit Facility) which, as per the amended terms, is at least $20.0 million for the year ended December 31, 2010, which level is required to be maintained thereafter;

•	maintain a ratio of EBITDA (as defined in our Credit Facility) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our Credit Facility) of less than 0.75 to 1.00.

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

Liquidity and Cash Needs

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54.3 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding estimated offering costs of $0.2 million, were approximately $51.8 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and issued 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8.1 million and net proceeds of approximately $7.8 million. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110.0 million. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90.0 million cash. The number of common units were issued at $17.0326, which reflects the NYSE volume weighted average price of the common units for the five business days prior to the acquisition of the vessel. For accounting purposes the transaction was valued based on the closing price of the day before the transaction. Navios Partners issued 23,964 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.4 million.

On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80.3 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.2 million, were approximately $76.7 million. Pursuant to this offering, Navios Partners issued 91,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 4,500,000 common units and issued 675,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $12 million and net proceeds of approximately $11.5 million. Navios Partners issued 13,776 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On October 14, 2010, Navios Partners completed its public offering of 5,500,000 common units at $17.65 per unit and raised gross proceeds of approximately $97.0 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.2 million, were approximately $92.7 million. Pursuant to this offering, Navios Partners issued 112,245 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $2.0 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 5,500,000 common units and purchased 825,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $14.6 million and net proceeds of approximately $13.9 million. Navios Partners issued 16,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.3 million.

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia, for a purchase price of $78.8 million, and Navios Fulvia, for a purchase price of $98.2 million. The purchase price consisted of the issuance of 788,370 common units issued to Navios Holdings and $162.0 million cash. The number of the common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. For accounting purposes the transaction was valued based on the closing price of the day before the transaction. Navios Partners issued 16,089 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.3 million.

On January 21, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2010 of $0.43 per unit. The distribution was paid on February 14, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 9, 2011. The aggregate amount of the declared distribution was $21.9 million.

As of February 28, 2011, there were outstanding: 41,779,404 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,028,599 general partnership units. The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units (not including holders of subordinated Series A units) and the 2.0% general partner interest is $70.6 million. During the years ended December 31, 2010 and 2009, the aggregate amount of cash distribution paid was $72.0 million and $39.0 million, respectively.

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, cash reserve requirements as per our December 2010 amended Credit Facility agreement and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on November 9, 2010 under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million.

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

Cash flows for the year ended December 31, 2010 compared to the year ended December 31, 2009:

The following table presents cash flow information for the years ended December 31, 2010 and 2009. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
	(In thousands of U.S. dollars)

Net cash provided by operating activities	$96,018	$80,565
Net cash used in investing activities	(447,757)	(69,100)
Net cash provided by financing activities	325,139	38,039

Change in cash and cash equivalents	$(26,600)	$49,504

Cash provided by operating activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Net cash provided by operating activities increased by $15.5 million to $96.0 million for the year ended December 31, 2010 as compared to $80.6 million for the same period in 2009.

The increase resulted from higher net income for the year ended December 31, 2010 of $60.5 million compared to $34.3 million for the year ended December 31, 2009 and other factors as discussed below. In determining net cash provided by operating activities, net income was adjusted for, among other things, the effect of depreciation and amortization of $41.2 million and $15.9 million for the years ended December 31, 2010 and 2009, respectively.

Amounts due to related parties increased by $0.6 million from $2.0 million for the year ended December 31, 2009 to $2.6 million for the year ended December 31, 2010. The increase was due to an increase in the administrative fees payable to Navios ShipManagement of $0.2 million, a decrease in other payables due to affiliated companies by $0.9 million which was partially offset by a decrease in management fees payable by $0.4 million.

Restricted cash decreased from $13.3 million for the year ended December 31, 2009 to $0.8 million for the year ended December 31, 2010. Out of the $13.3 million, an amount of $0.8 million was held as deposit to guarantee a claim related to an owned vessel and the remaining $12.5 million, which is presented in financing activities, was the cash reserve maintained in pledged account and was repaid in January 2010 under the amendment of our Credit Facility.

Accounts receivable increased by $0.3 million from $0.6 million for the year ended December 31, 2009 to $0.9 million for the year ended December 31, 2010. The primary reason was an increase in amounts receivable from charterers.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue decreased by $5.2 million from $26.8 million on December 31, 2009 to $21.6 million on December 31, 2010. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30.4 million, of which Navios Partners received net of expenses in the amount of $29.6 million in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract is allocated to the period until its original expiration. The amount of $30.4 million has been recognized as deferred revenue and amortized over the life of the vessel’s contract.

Accounts payable increased by $0.5 million to $1.0 million on December 31, 2010 from $0.5 million on December 31, 2009. The increase was mainly attributed to the increase in brokers’ payable by $0.4 million and the increase in professional and legal fees and other payables by $0.1 million.

Prepaid expenses and other current assets increased by $1.8 million to $2.6 million at December 31, 2010 from $0.8 million at December 31, 2009. The main reason for the increase was the $1.9 million insurance claim that is related to the Navios Apollon capture by pirates in December 2009, mitigated by the net decrease in other assets by $0.1 million.

Accrued expenses increased by $0.1 million from $1.8 million at December 31, 2009 to $1.9 million at December 31, 2010. This increase was due to the increase in accrued loan interest of $0.1 million.

Cash used in investing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Net cash used in investing activities of $447.8 million in the year ended December 31, 2010 was related to the fleet expansion.

On January 8, 2010, Navios Partners purchased from Navios Holdings the vessel Navios Hyperion for a purchase price of $63.0 million paid in cash. Favorable lease terms recognized through this transaction amounted to $30.7 million and were related to the acquisition of the rights on the time charter out contract of the vessel and the amount of $32.3 million was classified under vessels, net.

On January 12, 2010, Sagittarius Shipping Corporation, a wholly owned subsidiary of Navios Partners, purchased the vessel Navios Sagittarius for a total cash payment of $25.3 million (including capitalized expenses of $0.3 million), of which $2.5 million was paid as advance in December 2009 and $22.8 million was paid in January 2010.

On March 18, 2010, Navios Partners purchased from Navios Holdings the vessel Navios Aurora II for a purchase price of $110.0 million, consisting of $90.0 million cash and the issuance of 1,174,219 common units to Navios Holdings. Favorable lease terms recognized through this transaction amounted to $42.5 million and were related to the acquisition of the rights on the time charter-out contract of the vessel and the amount of $67.8 million was classified under vessels, net.

On May 21, 2010, Navios Partners purchased from Navios Holdings the vessel Navios Pollux for a purchase price of $110.0 million, paid in cash. Favorable lease terms recognized through this transaction amounted to $38.0 million and were related to the acquisition of the rights on the time charter-out contract of the vessel and the amount of $72.0 million was classified under vessels, net.

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia, for a purchase price of $78.8 million, and Navios Fulvia, for a purchase price of $98.2 million. The purchase price consisted of the issuance of 788,370 common units issued to Navios Holdings and $162.0 million cash. Favorable lease terms recognized through this transaction amounted to $13.8 million for the Navios Melodia and $31.2 million for the Navios Fulvia and were related to the acquisition of the rights on the time charter-out contract of the vessels. The amounts of $65.0 million for the Navios Melodia and the amount of $67.0 million for the Navios Fulvia were classified under vessels, net.

During the corresponding period of 2009, net cash used in investing activities of $69.1 million was mostly related to the acquisition of vessels. On June 10, 2009, Navios Partners acquired from Navios Holdings the rights to the Navios Sagittarius for a cash payment of $34.6 million including a long-term charter-out agreement through November 2018. On December 16, 2009, Navios Partners exercised its option to purchase the vessel at a purchase price of $25.0 million, and paid $2.5 million in advance.

On October 29, 2009, Navios Partners purchased from Navios Holdings the vessel Navios Apollon for a purchase price of $32.0 million. Favorable lease terms recognized through this transaction amounted to $8.3 million and were related to the acquisition of the rights on the time charter-out contract of the vessel, and the amount of $23.7 million was classified under vessels and other fixed assets.

Cash provided by financing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Cash provided by financing activities of $325.1 million for the year ended December 31, 2010 was due to the following: (a) net proceeds of $253.9 million from the issuance of 15,525,000 common units; (b) $6.2 million from the issuance of 356,891 general partnership units to the General Partner; (c) proceeds of $139.0 million under certain amendments to our Credit Facility; and (d) release of the $12.5 million as cash reserves held in pledged account under the January 2010 amendment of our Credit Facility. This overall increase partially offset by: (a) prepayment of $12.5 million which took place in January 2010, according to the amendment dated January 11, 2010 to the Credit Facility; (b) payment of $1.6 million financing costs relating to the amendments to the Credit Facility, described above; and (c) payment of a total cash distribution of $72.3 million.

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
	(In thousand of U.S. dollars)

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

Amounts due to related parties increased by $0.5 million from $1.5 million in amounts due to related parties at December 31, 2008 to $2.0 million in amounts due to related parties at December 31, 2009. The increase was due to an increase in the management fees payable to Navios ShipManagement of $2.2 million partially offset by an amount due to Navios Partners of $1.7 million, which was received in January 2010.

Restricted cash increased from $0 as of December 31, 2008 to $13.3 million as of December 31, 2009. Out of the $13.3 million, an amount of $0.8 million was held as a deposit to guarantee a claim related to an owned vessel and the remaining $12.5 million, that is presented in financing activities, was the cash reserve maintained in pledged account under the January 2009 amendment of our Credit Facility.

Accounts receivable increased by $0.3 million from $0.3 million at December 31, 2008 to $0.6 million at December 31, 2009. The primary reason was an increase in amounts receivable from charterers.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $24.2 million from $2.6 million at December 31, 2008 to $26.8 million at December 31, 2009. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30.4 million, of which Navios Partners received net of expenses in the amount of $29.6 million in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract is allocated to the period until its original expiration. The amount of $30.4 million has been recognized as deferred revenue and amortized over the life of the vessel’s contract

Accounts payable decreased by $0.1 million to $0.5 million at December 31, 2009 from $0.6 million at December 31, 2008. The main reason was a decrease in insurers’ payable of $0.1 million.

Prepaid expenses and other current assets increased by $0.4 million to $0.8 million at December 31, 2009 from $0.4 million at December 31, 2008. The increase was mainly attributable to the increase in prepaid voyage costs by $0.3 million and the increase in other current assets by $0.1 million, respectively.

Accrued expenses increased by $0.2 million from $1.6 million at December 31, 2008 to $1.8 million at December 31, 2009. This increase was due to the increase in accrued voyage expenses by $0.5 million, which was partially offset by a decrease in accrued loan interest of $0.2 million and a decrease in accrued legal and professional fees of $0.1 million.

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

On October 29, 2009, Navios Partners purchased from Navios Holdings the vessel Navios Apollon for a purchase price of $32.0 million. Favorable lease terms recognized through this transaction amounted to $8.3 million and were related to the acquisition of the rights on the time charter-out contract of the vessel, and the amount of $23.7 million was classified under vessels and other fixed assets.

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

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	(Expressed in thousands of U.S. dollars – except per unit data)

Net Cash from Operating Activities	$96,018	$80,565	$41,744
Net increase/ (decrease) in operating assets	2,287	1,566	(533)
Net decrease/ (increase) in operating liabilities	3,887	(24,703)	211
Provision for bad debts	—	(49)	—
Net interest cost	5,343	7,787	8,915
Deferred finance charges	(415)	(683)	(221)

Adjusted EBITDA	$107,120	$64,483	$50,116

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

Adjusted EBITDA increased by $42.6 million or 66.0% to $107.1 million for the year ended December 31, 2010, as compared to $64.5 million for the same period of 2009. This $42.6 million increase in Adjusted EBITDA was due to: (a) a $50.6 million increase in revenue as a result of the acquisition of the rights to the Navios Sagittarius in June 2009 and the acquisitions of the Navios Apollon in October 2009, the Navios Hyperion in January 2010, the Navios Aurora II in March 2010, the Navios Pollux in May 2010 and the Navios Melodia and the Navios Fulvia in November 2010; and (b) a $1.9 million decrease in time charter and voyage expenses as a result of the exercise of the purchase option of the Navios Sagittarius which became part of the owned fleet on January 12, 2010, partially offset by: (a) a $8.7 million increase in management fees as a result of the increased number of vessels in Navios Partners’ fleet; and (b) a $1.1 million increase in general and administrative expenses.

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

Borrowings

Our long-term third-party borrowings are reflected in our combined balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2010 and December 31, 2009, long-term debt amounted to $292.3 million and $195.0 million, respectively and the current portion of long-term debt amounted to $29.2 million and $0, respectively.

Capital Expenditures

During the years ended December 31, 2010, 2009 and 2008, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt, owner’s contribution and equity raising. Capital expenditures for the years ended December 31, 2010, 2009 and 2008 amounted to $447.8 million, $69.1 million and $69.5 million, respectively. For the year ended December 31, 2010, expansion capital expenditures of $447.8 million related to the acquisition of the Navios Sagittarius and the Navios Hyperion in Janaury 2010, the Navios Aurora rights and charter out contract to the Navios Sagittarius on June 10, 2009 and the acquisition of the Navios in March 2010, the Navios Pollux in May 2010 and the Navios Melodia and Navios Fulvia in November 2010. For the year ended December 31, 2009, expansion capital expenditures of $69.1 million related to the acquisition of the rights and charter out contract to the Navios Sagittarius on June 10, 2009 and the acquisition of the Navios Apollon on October 29, 2009.

After the closing of the IPO, maintenance for our vessels and expenses related to drydocking are included in the fee we pay our vessel manager under our management agreement. In October 2009, we fixed the rate with Navios ShipManagement for a period of two years until November 2011, while the initial term of the management agreement expires in November 2012. The management fees paid to Navios ShipManagement are: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel for the two-year period ending November 16, 2011. The fee we pay to Navios ShipManagement includes commercial and technical services and any costs associated with scheduled drydockings during the term of the management agreement.

Replacement Reserve

Our annual replacement reserve for the years ended December 31, 2010 and 2009 was $14.7 million and $8.0 million, respectively, for replacing our vessels at the end of their useful lives.

As of January 2010, the amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life; and (iii) a relative net investment rate.

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

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2010:

	Payments due by period
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total
	(In thousands of U.S. dollars)

Loan obligations	$29,200	$63,400	$63,400	$165,500	$321,500
Operating lease obligations(2)	$9,864	$19,755	$7,599	$—	$37,218

Total contractual obligations	$39,064	$83,155	$70,999	$165,500	$358,718

(1)	The amount identified does not include interest costs associated with the outstanding Credit Facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.65% to 1.95% per annum.

(2)	These amounts reflect future minimum commitments under our charter-in contracts, net of commissions. As of December 31, 2010, Navios Partners had entered into a charter-in agreement for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel since June 19, 2007 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($46.6 million based on the exchange rate at December 31, 2010), declining pro rata each year by 145 million Japanese Yen ($1.8 million based on the exchange rate at December 31, 2010). Navios Aldebaran is a chartered-in vessel for seven years since March 17, 2008 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($44.1 million based on the exchange rate at December 31, 2010) declining pro rata each year by 150 million Japanese Yen ($1.8 million based on the exchange rate at December 31, 2010).

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included elsewhere in this Annual Report.

Impairment of Long Lived Assets

Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with “Impairment of Long Lived Assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-

lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

For the year ended December 31, 2010, management of Navios Partners, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, has no reason to suspect that a long-lived asset may not be recoverable and therefore did not test for impairment of its long-lived assets.

Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Partners to material impairment charges in the future.

Vessels

Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

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

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by Navios Partners and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements

Recent Accounting Pronouncements:

Transfers of Financial Assets

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g., troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

This new guidance was effective for Navios Partners beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Partners will continue to consider the impacts of this new guidance on an on-going basis.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however, earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Partners’ consolidated financial statements.

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Partners beginning in the first quarter of fiscal 2011. The adoption of the new standard did not have and is not expected to have a significant impact on Navios Partners’ consolidated financial statements.

Subsequent Events

In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Partners adopted these new requirements in the first quarter of fiscal 2010.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management:

Name	Age	Position

Angeliki Frangou	46	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	37	Chief Financial Officer
George Achniotis	46	Executive Vice President-Business Development and Director
Michael E. McClure	64	Executive Vice President-Corporate Affairs
Shunji Sasada	52	Director
Serafeim Kriempardis	62	Director (Class III)
Michael Sarris	65	Director (Class II)
Robert Pierot	52	Director (Class I)
John Karakadas	47	Director (Class I)
Vasiliki Papaefthymiou	42	Secretary

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 85 Akti Miaouli Street, Piraeus Greece 185 38.

Angeliki Frangou was appointed our Chairman and Chief Executive Officer in August 2007. Ms. Frangou has been Navios Holdings’ Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios Holdings by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE. Ms. Frangou has been the Chief Executive Officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece, that specializes in the management of dry cargo vessels of various types and sizes, since she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, up to July 2005. Ms. Frangou is the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, a New York Stock Exchange listed company as of June 2008. Ms. Frangou is also the chairman of the board of IRF European Finance Investments Ltd., listed in SFM of the London Stock Exchange. She was also chairman of the board of directors of Proton Bank, based in Athens, Greece, from June 2006 until September 2008. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, member of the

Hellenic and Black Sea Committee of Bureau Veritas and member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Efstratios Desypris was appointed our Chief Financial Officer in January 2010. Mr. Desypris has been the Financial Controller of Navios Holdings since May 2006. Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

George Achniotis was appointed to our Board of Directors in August 2007 and he has been our Executive Vice President-Business Development since February 2008. Mr. Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President — Business Development of Navios Holdings from August 2006 to April 2007. Prior to joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006. Mr. Achniotis holds a Bachelors of Science degree in engineering from the University of Manchester and he is a member of the institute of chartered accountants in England and Wales. Mr. Achniotis is also a member of the institute of certificate accountants in Cyprus.

Michael E. McClure was appointed our Executive Vice President — Corporate Affairs in January 2010 having served since August 2007 as our Chief Financial Officer. Mr. McClure has been Senior Vice President — Corporate Affairs of Navios Holdings since April 12, 2007. Prior to that date, Mr. McClure was Chief Financial Officer of Navios Holdings from October 1, 2005 to April 12, 2007. Mr. McClure joined Navios Holdings in 1978, at which time he served as Manager of Financial Analysis and then Director of South American Transportation Projects, which included Navios Holdings’ owned port facility in Uruguay and its commercial leads in Venezuela and Columbia. He is a prior board member of The Baltic Exchange and a prior chairman of the Baltic Exchange Freight Market Indices Committee. Mr. McClure graduated from St. Mary’s college with a B.A. and from Marquette University, Milwaukee, Wisconsin, with an M.B.A.

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

Michael Sarris was appointed to our Board of Directors in June 2010. From September 2005 to March 2008, Mr. Sarris served as the Minister of Finance of the Republic of Cyprus in place during the successful introduction of the Euro as the national currency. Prior to his tenure as the Minister of Finance, Mr. Sarris spent over 30 years in banking, including positions with the Central Bank of Cyprus and the World Bank. Mr. Sarris received his B.Sc. in economics from the London School of Economics. He continued his studies in the United States, obtaining his Doctorate in Economics from Wayne State University.

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of ocean-going vessels, ranging from large bulk carriers and tankers to vessels used to service offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. Mr. Pierot served as a board member for Chiles Offshore prior to its sale to another U.S. publically trading offshore drilling rig company. Mr. Pierot is also a member of the board of directors of the Hellenic-American Chamber of Commerce, a position he has held since 1980.

John Karakadas was appointed to our Board of Directors in October 2007. Since March 2006, Mr. Karakadas serves as Chairman and Chief Executive Officer of SingularLogic, a South East European software vendor and information technology services provider. Additionally, Mr. Karakadas was Chairman and Chief Executive Officer of MIG Technology Holdings SA, a special purpose vehicle for the acquisition of technology leaders in the South East Europe. Previously, Mr. Karakadas has served as an Executive Director of Marfin Investment Group, an Athens Exchange listed company. He has also served on the board of directors of IRF European Finance Investments Ltd., a London Stock Exchange listed company and on the board of directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the Managing Director of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a BBA in Industrial Management from Kent State University.

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

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse Navios ShipManagement and certain affiliates for expenses incurred pursuant to the management agreement and administrative services agreement we entered into with Navios ShipManagement. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2010 and 2009, no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our Chief Executive Officer and our Chief Financial Officer are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers after the closing of the IPO. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2010, 2009 and 2008, the fee charged by Navios ShipManagement for administrative services was $2.7 million, $1.8 million and $1.5 million, respectively.

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

For the years ended December 31, 2010, 2009 and 2008, the aggregate annual compensation paid to our current non-management executive directors was $160,000; and $100,000 was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as the Class I elected directors and will serve until our annual meeting of unitholders in 2012, as their term was renewed for three years during our 2009 annual meeting of unitholders; one of the four directors was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2013 as their term was renewed for three years during our 2010 annual meeting of unitholders; and the remaining director was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2011. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

The three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our conflicts committee are Messrs. Michael Sarris, John Karakadas and Serafeim Kriempardis.

In addition, we have an audit committee of three independent directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee comprises of Messrs. Michael Sarris, John Karakadas and Serafeim Kriempardis and our audit committee financial expert is Mr. Sarris.

Employees of Navios ShipManagement, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Efstratios Desypris, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition and Navios Holdings. While the amount of time each of them allocate between our business and the business of Navios Holdings and Navios Acquisition varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

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

Navios Holdings crews its vessels primarily with Ukrainian, Polish, Filipino, Russian and Georgian officers and Filipino, Georgian, Bulgarian and Ukrainian seamen. For these nationalities, officers and seamen are referred to Navios ShipManagement by local crewing agencies. The crewing agencies handle each seaman’s training while Navios ShipManagement handles their travel and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios ShipManagement also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. — Major Unitholders and Related Party Transactions”.

E.	Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of February 28, 2011, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of April 28, 2011 (60 days after February 28, 2011) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on 51,429,846 units, representing all outstanding common units (41,779,404), subordinated units (7,621,843), subordinated Series A units (1,000,000) and general partner units (1,028,599). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders in based on information delivered to us.

Identity of Person or Group

		Percentage of		Percentage of	Percentage of
	Common	Common		Subordinated	Total Common and
	Units	Units	Subordinated	Units	Subordinated
	Owned	Owned	Units Owned	Owned	Units Owned

Angeliki Frangou(1)(2)	500,000	1.2%	—	—	1.0%
Efstratios Desypris	—	—	—	—	*
Michael McCLure	*	*	—	—	*
George Achniotis	*	*	—	—	*
Robert Pierot	*	*	—	—	*
Shunji Sasada	*	*	—	—	*
Serafeim Kriempardis	*	*	—	—	*
Michael Sarris	*	*	—	—	*
John Karakadas	*	*	—	—	*
Vasiliki Papaefthymiou	*	*	—	—	*
All directors and officers as a group (9 persons) (2)(3)	595,000	1.4%	—	—	1.2%

*	Less than 1%

(1)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.

(2)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Mr. McClure is Navios Holdings’ Executive Vice President — Corporate Affairs, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.

(3)	Each director, executive officer and key employee, other than Ms. Frangou, beneficially owns less than one percent of the outstanding common and subordinated units.

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership as of February 28, 2011, of our common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of April 28, 2011 (60 days after February 28, 2011) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on

51,429,846 units, representing all outstanding common units (41,779,404), subordinated units (7,621,843), subordinated Series A units (1,000,000) and general partner units (1,028,599).

			Subordinated Units		Subordinated Series		Total Common and
	Common Units Beneficially Owned		Beneficially Owned		A Units Beneficially Owned		Subordinated Units
	Number	Percentage	Number	Percentage	Number	Percentage	Beneficially Owned

Name of Beneficial Owner
Navios Holdings(1)(2)	5,094,004	12.2%	7,621,843	100%	1,000,000	100%	26.7%
Kayne Anderson Capital Advisors, L.P. (3)	4,280,861	10.3%	—	—	—	—	8.3%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings.

(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Ted Petrone, Spyridon Magoulas, John Stratakis, George Malanga and Efstathios Loizoz.

(3)	Based on a Schedule 13G/A filed on February 9, 2011 with the SEC and reporting the units are owned by investment accounts managed by Kayne Anderson Capital Advisors, L.P.

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

Navios Holdings, the sole member of our General Partner, owns 5,094,004 common units, 7,621,843 subordinated units and 1,000,000 subordinated Series A units representing a 26.7% limited partner interest in us based on all outstanding limited, subordinated and general partner units. In addition, our General Partner owns a 2.0% general partner interest in us and all of our incentive distribution rights. Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

Navios Bonavis

In connection with the IPO, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel which occurred in late June 2009 for a purchase price of $130.0 million. On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we had waived our rights of first refusal with Navios

Acquisition with respect to an acquisition opportunity until the earlier of: (a) the consummation of a business combination by Navios Acquisition; (b) the liquidation of Navios Acquisition; and (c) June 2011. Such waiver ended with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, when we entered into the business opportunity right of first refusal agreement.

Share Purchase Agreements

On June 9, 2009, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the rights to the Navios Sagittarius for a cash payment of $34.6 million. In December 2009, Navios Partners exercised the option to purchase the vessel at a purchase price of $25.0 million and paid $2.5 million a 10% deposit on the purchase price of the vessel. The Navios Sagittarius was delivered into Navios Partners’ owned fleet on January 12, 2010.

On October 29, 2009, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Apollon, for a cash payment of $32.0 million.

On January 8, 2010, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Hyperion, for a purchase price of $63.0 million.

On March 8, 2010, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Aurora II, for a purchase price of $110.0 million.

On May 20, 2010, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Pollux, for a purchase price of $110.0 million.

On November 12, 2010, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Melodia, for a purchase price of $78.8 million.

On November 12, 2010, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Fulvia, for a purchase price of $98.2 million.

Registration Rights Agreement

On April 30, 2008, in connection with the share purchase agreement for the Navios Hope, we entered into a registration rights agreement with a wholly owned subsidiary of Navios Holdings pursuant to which that subsidiary has the right, subject to some conditions, to require us to file one or more registration statements covering the resale of the common units issued in connection with the acquisition of the Navios Hope.

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

In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with each other.

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

Similar Agreement with Navios Maritime Acquisition Corporation

In connection with the initial public offering of Navios Acquisition, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we had entered into a business opportunity right of first refusal agreement, which provided that, commencing on June 25, 2008 and extending until the earlier of the consummation of an initial business combination by Navios Acquisition or its liquidation, we, Navios Holdings and Navios Acquisition would share business opportunities in the marine transportation and logistics industries.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis upon its delivery to Navios Holdings. Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we had waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of: (a) the consummation of a business combination by Navios Acquisition; (b) the liquidation of Navios Acquisition; and (c) June 2011. Such waiver ended with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, when we entered into the business opportunity right of first refusal agreement.

The Acquisition Omnibus Agreement

We have entered into the Acquisition Omnibus Agreement with Navios Holdings and Navios Acquisition. The following discussion describes certain provisions of the Acquisition Omnibus Agreement.

Noncompetition

We and Navios Holdings agreed not to acquire, charter-in or own Liquid Shipment Vessels (as hereinafter defined). For purposes of the Acquisition Omnibus Agreement, “Liquid Shipment Vessels” means vessels intended primarily for the sea-going shipment of liquid products, including chemical and petroleum-based products, except for container vessels and vessels that will be employed primarily in operations in South America. This restriction will not prevent Navios Holdings or any of its controlled affiliates or Navios Partners (other than Navios Acquisition and its subsidiaries) from:

(1) acquiring a Liquid Shipment Vessel(s) from Navios Acquisition for fair market value;

(2)	acquiring a Liquid Shipment Vessel(s) as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

(a)	if less than a majority of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Navios Partners, as the case may be, must offer to sell a Liquid Shipment Vessel(s) and related charters to Navios Acquisition for their fair market value plus any additional tax or other similar costs to Navios Holdings that would be required to transfer a Liquid Shipment Vessel(s) and related charters to Navios Acquisition separately from the acquired business; and

(b)	if a majority or more of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Partners, as the case may be, shall notify Navios Acquisition in writing, of the proposed acquisition. Navios Acquisition shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings or Navios Partners, as the case may be, if Navios Acquisition wishes to acquire such a Liquid Shipment Vessel(s) and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings or Navios Partners, as the case may be, acquiring a Liquid Shipment Vessel(s) and related charters forming part of that business or package of assets. If Navios Acquisition does not notify Navios Holdings of its intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above.

(3)	acquiring a non-controlling interest in any company, business or pool of assets;

(4)	acquiring or owning a Liquid Shipment Vessel(s) and related charter if Navios Acquisition does not fulfill its obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;

(5)	acquiring or owning a Liquid Shipment Vessel(s) subject to the offers to Navios Acquisition described in paragraphs (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(6)	providing ship management services relating to any vessel whatsoever, including to a Liquid Shipment Vessel(s) owned by the controlled affiliates of Navios Holdings; or

(7)	acquiring or owning a Liquid Shipment Vessel(s) if Navios Acquisition has previously advised Navios Holdings or Navios Partners, as the case may be, that Navios Acquisition consents to such acquisition, or if Navios Acquisition have been offered the opportunity to purchase such vessel pursuant to the Acquisition Omnibus Agreement and failed to do so.

If Navios Holdings or Navios Partners, as the case may be, or any of their respective controlled affiliates (other than Navios Acquisition or its subsidiaries) acquires or owns a Liquid Shipment Vessel(s) pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the Acquisition Omnibus Agreement, Navios Acquisition has agreed, and will cause its subsidiaries to agree, not to acquire, own, operate or charter drybulk carriers (“Drybulk Carriers”). Pursuant to an agreement between them, Navios Holdings and Navios Partners may be entitled to a priority over each other depending on the class and charter length of any Drybulk Carrier. This restriction will not:

(1)	prevent Navios Acquisition or any of its subsidiaries from acquiring a Drybulk Carrier(s) and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels; provided, however, that:

(a)	if less than a majority of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by Navios Acquisition, Navios Acquisition must offer to sell such Drybulk Carrier(s) and related charter to Navios Holdings or Navios Partners, as the case may be, for their fair market value plus any additional tax or other similar costs to Navios Acquisition that would be required to transfer the Drybulk Carrier(s) and related charter(s) to Navios Holdings or Navios Partners, as the case may be, separately from the acquired business; and

(b)	if a majority or more of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by Navios Acquisition, Navios Acquisition shall notify Navios Holdings or Navios Partners, as the case may be, in writing of the proposed acquisition. Navios Holdings or Navios Partners, as the case may be, shall, not later than the 15th calendar day following receipt of such notice, notify Navios

Acquisition if it wishes to acquire the Drybulk Carrier(s) forming part of the business or package of assets in cooperation and simultaneously with Navios Acquisition acquiring the Non-Drybulk Carrier assets forming part of that business or package of assets. If Navios Holdings and Navios Partners do not notify Navios Acquisition of its intent to pursue the acquisition within 15 calendar days, Navios Acquisition may proceed with the acquisition as provided in (a) above.

(2)	prevent Navios Acquisition or any of its subsidiaries from owning, operating or chartering a Drybulk Carrier(s) subject to the offer to Navios Holdings or Navios Partners described in paragraph (1) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3)	prevent Navios Acquisition or any of its subsidiaries from acquiring, operating or chartering a Drybulk Carrier(s) if Navios Holdings and Navios Partners have previously advised Navios Acquisition that it consents to such acquisition, operation or charter, or if they have previously been offered the opportunity to purchase such Drybulk Carrier(s) and have declined to do so.

If Navios Acquisition or any of its subsidiaries owns, operates and charters Drybulk Carriers pursuant to any of the exceptions described above, neither Navios Acquisition nor such subsidiary may subsequently expand that portion of its business other than pursuant to those exceptions.

Rights of First Offer

Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries will grant to Navios Holdings and Navios Partners, as the case may be, a right of first offer on any proposed sale, transfer or other disposition of any of its Drybulk Carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Acquisition for any Liquid Shipment Vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Liquid Shipment Vessel(s) with a non-affiliated third party or any Drybulk Carrier(s) and related charter, we, Navios Holdings, or Navios Acquisition, as the case may be, will deliver a written notice to the other parties setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we, Navios Holdings or Navios Acquisition, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If Navios Acquisition does not reach an agreement within such 15-day period, we or Navios Holdings or Navios Acquisition, as the case may be, will be able within the next 180 calendar days to sell, transfer or dispose of the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Navios Holdings, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to Navios Partners, but shall remain binding on Navios Acquisition and Navios Holdings. Upon a change of control of Navios Holdings, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement shall terminate; provided, however, that in no event shall the noncompetition and the rights of first refusal terminate upon a change of control of Navios Holdings prior to the fourth anniversary of the Acquisition Omnibus Agreement. Upon a change of control of Navios Acquisition, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to all parties of the Acquisition Omnibus Agreement.

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

The initial term of the management agreement expires in November 2012 with respect to each vessel in our fleet. In October 2009, we fixed the rate with Navios ShipManagement for a period of two years until November 2011. The management fees we pay to Navios ShipManagement are: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel.

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

General and Administrative Expenses

We have entered into an administrative services agreement with Navios ShipManagement, pursuant to which Navios ShipManagement has agreed to provide certain administrative management services to us. The agreement has an initial term expiring in November 2012. Total general and administrative expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $2.7 million, $1.8 million and $1.5 million, respectively.

Management Fees

Pursuant to the management agreement dated November 16, 2007, Navios ShipManagement provides commercial and technical management services to our vessels. In October 2009, we fixed the rate with Navios ShipManagement for a period of two years until November 2011. The management fees we pay to Navios ShipManagement are: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are until November 16, 2011, whereas the initial term of the agreement expires in November 2012. Total management fees for the years ended December 31, 2010, 2009 and 2008 amounted to $19.7 million, $11.0 million and $9.3 million, respectively.

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

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest (not including subordinated Series A units that are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units) is approximately $70.6 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our existing revolving credit agreement.

During the years ended December 31, 2010, 2009 and 2008 the aggregate amount of cash distribution paid was $72.3 million, $39.0 million, and $24.6 million, respectively.

On January 21, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2010 of $0.43 per unit. The distribution was paid on February 14, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 9, 2011. The aggregate amount of the paid distribution was $21.9 million.

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

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low

Year Ended:
December 31, 2010	$20.03	$14.05
December 31, 2009	$15.90	$6.25
December 31, 2008	$18.85	$3.36
December 31, 2007*	$19.45	$17.40
Quarter Ended:
March 31, 2011 (through February 28, 2011)	$20.82	$18.65
December 31, 2010	$19.58	$17.93
September 30, 2010	$18.58	$15.33
June 30, 2010	$20.03	$14.81
March 31, 2010	$17.77	$14.50
December 31, 2009	$15.90	$11.75
September 30, 2009	$13.42	$9.05
June 30, 2009	$11.94	$7.90
March 31, 2009	$8.85	$6.25
Month Ended:
February 28, 2011	$19.87	$18.75
January 31, 2011	$20.82	$18.65
December 31, 2010	$19.58	$18.73
November 30, 2010	$18.56	$18.42
October 31, 2010	$18.88	$17.93
September 30, 2010	$18.58	$17.40

(*)	Period beginning November 13, 2007

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on November 14, 2007: “The Partnership Agreement,” “Description of the Common Units — The Units”, “Conflicts of Interest and Fiduciary Duties”, “How we make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.”

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19. Please read “Item 5. Operating and Financial Review and Prospects — Trends and Factors Affecting Our Future Results of Operations — Liquidity and Capital Resources — Revolving Credit Facility” for a summary of certain contract terms

•	Supplemental Agreement dated June 25, 2008, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007.

•	Supplemental Agreement dated January 30, 2009, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by an agreement dated June 25, 2008) for a loan facility of up to US$295,000,000.

•	Third Supplemental Agreement dated January 11, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008 and January 30, 2009). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fourth Supplemental Agreement dated March 30, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009 and January 11, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fifth Supplemental Agreement dated June 1, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010 and March 30, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Sixth Supplemental Agreement dated December 13, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010 and June 1, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Partners relating to the Share Purchase Agreement for the vessel Navios TBN I (now Navios Bonavis) dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Registration Rights Agreement dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

D.	Exchange controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Marshall Islands, Liberia, Malta, the countries of incorporation of Navios Partners and its subsidiaries that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

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

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2012), provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on or after January 1, 2013, will be taxed at rates applicable to ordinary income.

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2010, the value of U.S. dollar increased by approximately 8.2% as compared to the Euro.

Interest Rate Risk

Borrowings under our Credit Facility bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2010, 2009 and 2008, we paid interest on our outstanding debt at a weighted average interest rate of 2.3%, 3.6% and 4.2%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2010, 2009 and 2008, by $2.6 million, $2.0 million and $2.1 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the fiscal year ended December 31, 2010 we have 12 charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A., Cosco Bulk Carrier Co., Ltd., Samsun Logix, The Sanko Steamship Co. Ltd. and Constellation Energy, and which accounted for approximately 27.7%, 11.8%, 11.2%, 8.5% , 8.3% and 6.8%, respectively, of total revenues. For the fiscal year ended December 31, 2009, we had eight charter counterparties, the most significant of which were Mitsui O.S.K. Lines Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime, and which accounted for approximately 34.3%, 18.8%, 13.0%, 9.6% and 9.3%, respectively, of total revenues. For the fiscal year ended December 31, 2008, Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

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

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2010.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2010, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Navios Partners’ Audit Committee consists of three independent directors, Serafeim Kriempardis, Michael Sarris and John Karakadas. The Board of Directors has determined that Michael Sarris qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr Sarris is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal year 2010 and 2009 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2010 and 2009 were $0.4 million and $0.5 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2010 and 2009.

Tax Fees

There were no tax fees billed in 2010 and 2009.

Other Fees

There were no other fees billed in 2010 and 2009.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2010.

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

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)
1.2	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(2)
1.3	Certificate of Formation of Navios GP L.L.C.(1)
1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)
1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)
1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)
1.7	Limited Liability Company Agreement of Navios Operating L.L.C.(1)
4.1	Omnibus Agreement(1)
4.2	Management Agreement with Navios ShipManagement Inc.(1)
4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)
4.4	Form of First Contribution and Conveyance Agreement(1)
4.5	Form of Second Contribution and Conveyance Agreement(1)
4.6	Form of Share Purchase Agreement for Navios TBN I(1)
4.7	Form of Share Purchase Agreement for Navios TBN II(1)
4.8	Revolving Credit and Term Loan Facility Agreement(3)
4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)
4.10	Share Purchase Agreement for Navios Hope(4)
4.11	Registration Rights Agreement(4)
4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(5)
4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(6)
4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(7)
4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement (Exhibit 4.6)(7)
4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement (Exhibit 4.2)(8)
4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(9)
Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(10)
Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(11)
Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(12)
8.1	List of Subsidiaries of Navios Maritime Partners L.P.
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer
23.1	Consent of PricewaterhouseCoopers S.A.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.

(2)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.

(3)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.

(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.

(5)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.

(6)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.

(7)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.

(8)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.

(9)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.

(10)	Previously filed as an exhibit to a Report on Form 6-K filed on April 8, 2010 and hereby incorporated by reference.

(11)	Previously filed as an exhibit to a Report on Form 6-K filed on June 11, 2010 and hereby incorporated by reference.

(12)	Previously filed as an exhibit to a Report on Form 6-K filed on March 1, 2011 and hereby incorporated by reference.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 1, 2011

INDEX

Page

NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2010 AND DECEMBER 31, 2009	F-3
CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008	F-4
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008	F-5
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008	F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ capital and comprehensive income and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2010 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 1, 2011

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

		December 31,	December 31,
	Notes	2010	2009

ASSETS
Current assets
Cash and cash equivalents	3	$51,278	$77,878
Restricted cash		824	13,322
Accounts receivable, net	4	936	602
Prepaid expenses and other current assets	5	2,574	777

Total current assets		55,612	92,579

Vessels, net	6	612,358	299,695
Deferred financing costs, net		2,582	1,431
Other long term assets		242	179
Intangible assets	7	170,091	40,372
Deposits for vessel acquisitions	6	—	2,500

Total non-current assets		785,273	344,177

Total assets		$840,885	$436,756

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$1,076	$518
Accrued expenses	9	1,941	1,844
Deferred voyage revenue	10	10,575	9,025
Current portion of long-term debt	11	29,200	—
Amounts due to related parties	18	2,633	1,964

Total current liabilities		45,425	13,351

Long-term debt	11	292,300	195,000
Unfavorable lease terms	7	665	2,662
Deferred voyage revenue	10	10,992	17,753

Total non-current liabilities		303,957	215,415

Total liabilities		349,382	228,766

Commitments and contingencies	16	—	—
Partners’ capital:
Common Unitholders (41,779,404 and 24,291,815 units issued and outstanding at December 31, 2010 and December 31, 2009, respectively)	13	651,965	369,747
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2010 and December 31, 2009)	13	(168,229)	(164,004)
General Partner (1,028,599 and 671,708 units issued and outstanding at December 31, 2010 and December 31, 2009, respectively)	13	1,685	(3,835)
Subordinated Series A Unitholders (1,000,000 units issued and outstanding at December 31, 2010 and December 31, 2009)	13	6,082	6,082

Total partners’ capital		491,503	207,990

Total liabilities and partners’ capital		$840,885	$436,756

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2010	2009	2008

Time charter and voyage revenues	14	$143,231	$92,643	$75,082
Time charter and voyage expenses		(12,027)	(13,925)	(11,598)
Direct vessel expenses		(92)	(415)	(578)
Management fees	18	(19,746)	(11,004)	(9,275)
General and administrative expenses	18	(4,303)	(3,208)	(3,798)
Depreciation and amortization	6,7	(41,174)	(15,877)	(11,865)
Interest expense and finance cost, net	11	(6,360)	(8,048)	(9,216)
Interest income		1,017	261	301
Compensation expense	13	—	(6,082)	—
Other income		85	94	23
Other expense		(120)	(117)	(318)

Net income		$60,511	$34,322	$28,758

Earnings per unit (see note 19):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Net income	$60,511	$34,322	$28,758
Weighted average units outstanding (basic and diluted)
Common unit holders	33,714,905	17,174,185	12,074,263
Subordinated unit holders	7,621,843	7,621,843	7,621,843
General partner unit holders	864,017	516,441	401,962
Subordinated Series A unit holders	1,000,000	1,000,000	—
Earnings per unit (see Note 19):
Common unit (basic and diluted)	$1.51	$1.47	$1.56
Subordinated unit (basic and diluted)	$1.11	$1.09	$1.22
General partner unit (basic and diluted)	$1.42	$1.40	$1.53
Subordinated Series A unit (basic and diluted)	$—	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2010	2009	2008

OPERATING ACTIVITIES
Net income		$60,511	$34,322	$28,758
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	41,174	15,877	11,865
Amortization and write-off of deferred financing cost		415	683	221
Amortization of deferred drydock costs		92	415	578
Provision for bad debts	4	—	49	—
Compensation expense	13	—	6,082	—
Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash		(2)	(822)	797
(Increase)/decrease in accounts receivable		(334)	(338)	68
Increase in prepaid expenses and other current assets		(1,797)	(406)	(332)
Increase in other long term assets		(154)	—	—
Increase/ (decrease) in accounts payable		558	(76)	24
Increase in accrued expenses		97	182	231
(Decrease)/ increase in deferred voyage revenue		(5,211)	24,172	2,453
Increase/(decrease) in amounts due to related parties		669	425	(2,919)

Net cash provided by operating activities		96,018	80,565	41,744

INVESTING ACTIVITIES:
Acquisition of vessels	6	(291,591)	(23,683)	(69,505)
Acquisition of intangibles	7	(156,166)	(42,917)	—
Deposit for vessel acquisitions		—	(2,500)	—

Net cash used in investing activities		(447,757)	(69,100)	(69,505)

FINANCING ACTIVITIES:
Cash distribution paid	19	(72,316)	(39,016)	(24,552)
Proceeds from issuance of general partner units	13	6,150	2,948	918
Proceeds from issuance of common units, net of offering costs	13	253,871	126,807	—
Proceeds from long term debt	11	139,000	—	70,000
Decrease/ (Increase) in restricted cash	11	12,500	(12,500)	—
Repayment of long-term debt and payment of principal	11	(12,500)	(40,000)	—
Debt issuance costs		(1,566)	(200)	(326)

Net cash provided by financing activities		325,139	38,039	46,040

(Decrease)/ increase in cash and cash equivalents		(26,600)	49,504	18,279

Cash and cash equivalents, beginning of period		77,878	28,374	10,095

Cash and cash equivalents, end of period		$51,278	$77,878	$28,374

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$5,806	$7,590	$9,022
Non-cash investing and financing activities:
Issuance of common units to Navios Holdings related to the acquisition of the Navios Aurora II in March 2010		$20,326	—	—
Issuance of common units to Navios Holdings related to the acquisition of the Navios Fulvia and the Navios Melodia in November 2010		$14,971	—	—
Issuance of units in connection with the non-cash compensation expense related to the relief of the obligation on Navios Bonavis		$—	6,082	—
Issuance of common units to Navios Holdings related to the acquisition of Navios Hope in July 2008		$—	$—	$44,937
Unamortized portion of favorable lease terms and purchase option capitalized to fixed assets related to the acquisition of Navios Fantastiks		$—	$—	$53,022

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners				Subordinated
					Subordinated		Series A		Total Partners’	Comprehensive
	General Partner		Common Unitholders		Unitholders		Unitholders		Capital	Income
	Units		Units		Units		Units

Balance January 1, 2008	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	—	—	$26,786	1,613

Cash distribution paid	—	(513)	—	(14,436)	—	(9,603)	—	—	(24,552)	—
Issuance of units	63,906	918	3,131,415	44,937	—	—	—	—	45,855
Net income	—	615	—	18,873	—	9,270	—	—	28,758	28,758

Balance December 31, 2008	433,740	(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	—	$—	$76,847	28,758

Cash distribution paid	—	(807)	—	(25,976)	—	(12,233)	—	—	(39,016)	—
Issuance of subordinated Series A Units	—	—	—	—	—	—	1,000,000	6,082	6,082	—
Proceeds from issuance of common units, net of offering costs	—	—	10,660,400	126,807	—	—	—	—	126,807	—
Proceeds from issuance of general partners units (see note 13)	237,968	2,948	—	—	—	—	—	—	2,948	—
Net income	—	724	—	25,277	—	8,321	—	—	34,322	34,322

Balance December 31, 2009	671,708	$(3,835)	24,291,815	$369,747	7,621,843	$(164,004)	1,000,000	$6,082	$207,990	34,322

Cash distribution paid	—	(1,853)	—	(57,773)	—	(12,690)	—	—	(72,316)
Issuance of units for vessel acquisitions	40,053	714	1,962,589	35,297	—	—	—	—	36,011	—
Proceeds from issuance of common units, net of offering costs	—	—	15,525,000	253,871	—	—	—	—	253,871	—
Proceeds from issuance of general partners units (see note 13)	316,838	5,436	—	—	—	—	—	—	5,436
Net income	—	1,223	—	50,823	—	8,465	—	—	60,511	60,511

Balance December 31, 2010	1,028,599	$1,685	41,779,404	$651,965	7,621,843	$(168,229)	1,000,000	$6,082	$491,503	60,511

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 1 –	DESCRIPTION OF BUSINESS

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

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its head offices in Piraeus, Greece.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners had also entered into a share purchase agreement pursuant to which Navios Partners had agreed to acquire the capital stock of a subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel to Navios Holdings which occurred in late June 2009. On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. The option elapsed without being exercised. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

As of December 31, 2010, there were outstanding: 41,779,404 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,028,599 general partnership units. Navios Holdings owns a 28.7% interest in Navios Partners, which includes the 2% general partner interest.

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b)	Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands and Malta from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries:  Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of each subsidiary.

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2010	2009	2008

Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is	1/1 – 12/31	1/1 – 12/31	7/1 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is	1/1 – 12/31	10/29 – 12/31	—
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sagittarius Shipping Corporation (***)	Navios Sagittarius	Marshall Is.	1/1 – 12/31	6/10 – 12/31	—
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is	1/8 – 12/31	—	—
Chilali Corp.	Navios Aurora II	Marshall Is	3/18 – 12/31	—	—
Surf Maritime Co.	Navios Pollux	Marshall Is	5/21 – 12/31	—	—
Pandora Marine Inc.	Navios Melodia	Marshall Is	11/15 – 12/31	—	—
Customized Development S.A.	Navios Fulvia	Liberia	11/15 – 12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation(*)	Navios Prosperity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aldebaran Shipping Corporation(*)	Navios Aldebaran	Marshall Is.	1/1 – 12/31	1/1 – 12/31	3/17 – 12/31
JTC Shipping and Trading Ltd(*)	Operating Co.	Malta	3/18 – 12/31	—	—
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

(**)	Fantastiks Shipping Corporation took ownership of the vessel Navios Fantastiks on May 2, 2008.

(***)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010.

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

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash includes an amount of $824 to guarantee a claim related to an owned vessel. Restricted cash as of December 31, 2009, also included cash reserves held in a pledged account with the agent bank as per the amended terms of Navios Partners’ Credit Facility. As of December 31, 2010 and 2009 the restricted cash held in retention accounts was $824 and $13,322, respectively.

(f)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts at December 31, 2010 and 2009 was $49.

(g)	Insurance claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. As provided in the management agreement, adjustments and negotiations of settlements of any claim damages which are recoverable under insurance policies are managed by the Manager. Navios Partners pays the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range.

(h)	Vessels, net: Vessels owned by Navios Partners are recorded at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses) as well as purchase options on vessels when these options are exercised. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income. Pursuant to the management agreement expenditures for routine maintenance and repairs are included in the daily fee of currently $4.4 for Panamax vessels, $5.5 for Capesize vessels and $4.5 for Ultra Handymax vessels that Navios Partners pays to the Manager and are also expensed as incurred. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. We estimate the residual values of our vessels based on a scrap value of $285 per lightweight ton, as we believe this level is common in the shipping industry. The useful life of the vessels is estimated to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. For the years ended December 31, 2010, 2009 and 2008 amortization was $92, $415, and $578.

(j)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair value and compares it to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(k)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Interest expense and write offs for each of the years ended December 31, 2010, 2009 and 2008 were: $415, $683 and $221, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms (including unexercised purchase options) and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the Depreciation and amortization line. The amortizable value of favorable leases would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel. As of December 31, 2010 there is no impairment of intangible assets.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statements of income, in other income or expense, for each of the years ended December 31, 2010, 2009 and 2008 were $22, $(12) and $0, respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“deferred calls”). Obligations for deferred calls are accrued annually based on information provided by the clubs regarding supplementary calls. Services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4.4 for each Panamax vessel, $5.5 for each Capesize vessel and $4.5 for each Ultra-Handymax vessel.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(p)	Revenue and Expense Recognition:

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

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by Navios Partners and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

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

Direct Vessel Expense:  Direct vessel expenses consist of the amortization of the drydock and special survey costs that were assumed upon the IPO.

Management fees:  Pursuant to the management agreement dated November 16, 2007, Navios Partners fixed the rate for ship management services of its owned fleet for two years until November 16, 2011 at: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel whereas the initial term of the agreement is until November 16, 2012.

These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fees in the consolidated statements of income.

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

(q)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivables and accounts payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

Credit risk:  Navios Partners closely monitors its exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners’ various vessel employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Foreign exchange risk:  Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

(r)	Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Available Cash:  Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

–	provide for the proper conduct of the business (including reserve for Maintenance and Replacement Capital Expenditures)

–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of Available Cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Maintenance and Replacement Capital Expenditures:  Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2010 and 2009, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $14,669 and $7,968, respectively.

(s)	Recent Accounting Pronouncements:

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.