Form 20-F/A
period 2010-12-31
Navios Maritime Partners L.P.
filed 2011-03-02
CIK 1415921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed to include additional F-pages (pages F-14 through F-28) that were inadvertently excluded from the document during the EDGAR electronic filing process and no other changes to the Form 20-F have been made other than to include those pages that were previously excluded.

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

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current US GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g., troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

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

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 3 –	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2010	2009

Cash on hand and at banks	$33,259	$13,378
Short term deposits	18,019	64,500

Total cash and cash equivalents	$51,278	$77,878

As of December 31, 2010 and 2009, cash and cash equivalents consisted of Navios Partners’ cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

Short term deposits relate to time deposit accounts held in banks for general financing purposes. As of December 31, 2010 and 2009, Navios Partners held time deposits of $18,019 and $64,500, respectively, with duration of less than three months.

NOTE 4 –	ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31,	December 31,
	2010	2009

Accounts receivable	$985	$651
Less: Provision for doubtful receivables	(49)	(49)

Accounts receivables, net	$936	$602

Charges to provisions for doubtful accounts are summarized as follows:

	Balance at	Charges to		Balance at
	beginning of	costs and	Amount	end of
Allowance for doubtful receivables	period	expenses	utilized	period

Year ended December 31, 2010	$(49)	$—	$—	$(49)
Year ended December 31, 2009	$(100)	$(49)	$100	$(49)
Year ended December 31, 2008	$(100)	$—	$—	$(100)

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2010, five customers accounted for 27.7%, 11.8%, 11.2%, 8.5% and 8.3%, respectively, of total revenue. For the year ended December 31, 2009, four customers accounted for 34.3%, 18.8%, 13.0% and 9.6%, respectively, of total revenue, for the year ended December 31, 2008, four customers accounted for approximately 28.2%, 22.2%, 15.6%, and 11.9% respectively, of total revenue.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 5 –	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2010	2009

Prepaid voyage costs	$467	$535
Insurance claims	1,893	—
Other	214	242

Total prepaid expenses and other current assets	$2,574	$777

NOTE 6 –	VESSELS AND OTHER FIXED ASSETS

		Accumulated
Vessels	Cost	Depreciation	Net Book Value

Balance December 31, 2008	$318,895	$(27,555)	$291,340
Additions	$23,683	(15,328)	8,355

Balance December 31, 2009	$342,578	$(42,883)	$299,695
Additions	336,147	(23,484)	312,663

Balance December 31, 2010	$678,725	$(66,367)	$612,358

For each of the vessels purchased from Navios Holdings, described below, the vessel acquisition was effected through the acquisition of all of the capital stock of the vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the vessel and a charter out contract. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses. The consideration paid, for each of these transactions was allocated between the intangible assets (favorable lease term) and the vessel value.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon for a purchase price of $32,000. Favorable lease terms recognized through this transaction amounted to $8,317 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $23,683 was classified under vessels and other fixed assets. The acquisition was financed with the proceeds from the public offering of 2,800,000 common units that was completed on September 23, 2009.

On January 12, 2010, Sagittarius Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Navios Sagittarius for a cash payment of $25,000. In December 2009, Navios Partners exercised its option to purchase the vessel and paid $2,500 in advance. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $6,760 were transferred to vessel cost (see notes 7). Capitalized costs related to vessel acquisition amounted to $255 and were also included in vessel cost.

On January 8, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Hyperion for a purchase price of $63,000 paid in cash. Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $32,338 was classified under vessels, net.

On March 18, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Aurora II for a purchase price of $110,000, consisting of $90,000 cash and the issuance of 1,174,219 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $17.0326 per common unit, which was the NYSE volume weighted average trading price of the common units for the 5 business

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

days immediately prior to the acquisition. The transaction was valued based on the closing price of the day before the transaction. Favorable lease terms recognized through this transaction amounted to $42,524 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $67,802 was classified under vessels, net.

On May 21, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Pollux for a purchase price of $110,000, paid in cash. Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $72,021 was classified under vessels, net.

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia for a purchase price of $78,800 and Navios Fulvia for a purchase price of $98,200. The purchase price consisted of 788,370 common units issued to Navios Holdings and $162,000 cash. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The transaction was valued based on the closing price of the day before the transaction. Favorable lease terms recognized through this transaction amounted to $13,802 for Navios Melodia and $31,199 for Navios Fulvia and were related to the acquisition of the rights on the time charter out contract of the vessels (see note 7). The amounts of $64,985 for Navios Melodia and the amount of $66,985 for Navios Fulvia were classified under vessels, net.

NOTE 7 –	INTANGIBLE ASSETS AND UNFAVORABLE LEASE TERMS

Intangible assets and unfavorable lease terms as of December 31, 2010 and 2009 consist of the following:

			Transfer to	Net Book Value
		Accumulated	vessel	December 31,
	Cost	Amortization	cost	2010

Unfavorable lease terms	$(8,486)	$7,821	$—	$(665)
Favorable lease terms charter-out	191,874	(21,783)	—	170,091
Favorable lease terms charter-in	3,543	(450)	(3,093)	—
Favorable vessel purchase option	3,667	—	(3,667)	—

Total	$190,598	$(14,412)	$(6,760)	$169,426

			Transfer to	Net Book Value
		Accumulated	vessel	December 31,
	Cost	Amortization	cost	2009

Unfavorable lease terms	$(8,486)	$5,824	$—	$(2,662)
Favorable lease terms charter-out	35,708	(2,098)	—	33,610
Favorable lease terms charter-in	3,543	(448)	—	3,095
Favorable vessel purchase option	3,667	—	—	3,667

Total	$34,432	$3,278	$—	$37,710

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Amortization (expense)/income of favorable and unfavorable lease terms for the years ended December 31, 2010, 2009 and 2008 is presented in the following table:

	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Unfavorable lease terms	$1,997	$1,997	$1,997
Favorable lease terms charter-out	(19,685)	(2,098)	—
Favorable lease terms charter-in	(2)	(448)	(1,762)

Total	$(17,690)	$(549)	$235

The aggregate amortizations of the intangibles will be as follows:

	Within
	One	Year	Year	Year	Year
Description	Year	Two	Three	Four	Five	Thereafter

Favorable lease terms	$28,979	$28,582	$26,234	$20,810	$17,397	$48,089
Unfavorable lease terms	(665)	—	—	—	—	—

	$28,314	$28,582	$26,234	$20,810	$17,397	$48,089

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel. Favorable purchase option and favorable lease terms were recognized as assets through this transaction amounted to $34,600 in total and were related to the acquisition of the rights on the time charter in contract, time charter-out contract and purchase option of the vessel (see also note 18). In December 2009 Navios Partners exercised the option to purchase the vessel Navios Sagittarius at a purchase price of $25,000 and paid $2,500 being 10% advance on the purchase price of the vessel.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 2000 built Ultra-Handymax vessel. Favorable lease terms charter-out recognized through this transaction amounted to $8,318 and were related to the acquisition of the rights on the time charter-out contract of the vessel.

On January 8, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Hyperion, a 2004 built Panamax vessel. Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 6).

On March 18, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Aurora II, a 2009 built Capesize vessel. Favorable lease terms recognized through this transaction amounted to $42,524 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 6).

On May 21, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Pollux, a 2009 built Capesize vessel. Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 6).

On November 15, 2010, Navios Partners purchased from Navios Holdings, the vessels Navios Melodia and Navios Fulvia, two 2010 built Capesize vessels. Favorable lease terms recognized through this transaction amounted to $13,802 for Navios Melodia and $31,199 for Navios Fulvia and were related to the acquisition of the rights on the time charter-out contracts of the vessels (see note 6).

During the year ended December 31, 2010, December 31, 2009 and December 31, 2008, favorable purchase option and favorable lease terms transferred to the acquisition cost of vessels amounted to $6,760, $0 and $53,022, respectively. The favorable purchase option and favorable lease terms that were transferred to the

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

acquisition cost of vessels for the year ended December 31, 2010, related to the acquisition of vessel Navios Sagittarius (see note 6).

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.73 years for favorable lease terms charter out and 4.24 years for unfavorable lease terms.

NOTE 8 –	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2010 and 2009 consist of the following:

	December 31,	December 31,
	2010	2009

Creditors	$90	$36
Brokers	757	342
Insurances	11	—
Professional and legal fees	218	140

Total accounts payable	$1,076	$518

NOTE 9 –	ACCRUED EXPENSES

Accrued expenses as of December 31, 2010 and 2009 consist of the following:

	December 31,	December 31,
	2010	2009

Accrued voyage expenses	$767	$802
Accrued loan interest	813	674
Accrued legal and professional fees	361	368

Total accrued expenses	$1,941	$1,844

NOTE 10 –	DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. In addition, in January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract is allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract in August 2013. As of December 31, 2010 and 2009, the deferred voyage revenue of $21,567 and $26,778, respectively, included the unamortized amount of the lump sum amount related to Navios Hope of $17,754 and $24,515, respectively. As of December 31, 2010, the current and long — term portion of the lump sum amount were $6,762 and $10,992, respectively. As of December 31, 2009, the current and long — term portion of the lump sum amount were $6,762 and $17,753, respectively.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 11 –	BORROWINGS

Borrowings as of December 31, 2010 and 2009 consist of the following:

	December 31,	December 31,
	2010	2009

Credit facility	$321,500	$195,000
Less current portion	(29,200)	—

Total long term borrowings	$292,300	$195,000

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

The Credit Facility is a revolving facility for up to four years and converts to a term facility for up to six years thereafter so that final maturity is 10 years.

In January 2009, Navios Partners further amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) the repayment of $40,000 which took place on February 9, 2009, (b) maintenance of a minimum reserve balance into a pledged account with the agent bank as follows: $2,500 on January 31, 2009; $5,000 on March 31, 2009; $7,500 on June 30, 2009; $10,000 on September 30, 2009; and $12,500 on December 31, 2009; (c) a margin of 2.25% and (d) amendments of certain covenants.

On January 11, 2010, Navios Partners amended its existing Credit Facility and borrowed an additional amount of $24,000 to finance the acquisitions of Navios Apollon, Navios Sagittarius and Navios Hyperion. The amended facility agreement provides for (a) prepayment of $12,500 held in a pledged account, which took place on January 11, 2010, (b) an increase of the minimum net worth to $135,000, (c) adjustment of the VMC (Value Maintenance Covenant) to be above 143% using charter free values and (d) adjustment of the minimum leverage covenant to be calculated using charter free values. The new covenants have been applied after January 15, 2010.

On March 30, 2010, Navios Partners borrowed an additional amount of $30,000 under a new tranche to its Credit Facility to partially finance the acquisition of Navios Aurora II.

On June 1, 2010, Navios Partners borrowed an additional amount of $35,000 under a new tranche to its Credit Facility to partially finance the acquisition of Navios Pollux.

On December 15, 2010, Navios Partners borrowed an additional amount of $50,000 under a new tranche to its Credit Facility to partially finance the acquisitions of Navios Melodia and Navios Fulvia. The amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that begins in February 2011.

As of December 31, 2010, the total borrowings under the Credit Facility are $321,500. As of December 31, 2010, Navios Partners was in compliance with the financial covenants of its Credit Facility. The repayment of the Credit Facility begins in February 2011.

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

The maturity table below reflects the principal payments due under the Credit Facility based on Navios Partners’ $321,500 outstanding balance as of December 31, 2010.

Year	Amount

2011	$29,200
2012	34,200
2013	29,200
2014	34,200
2015	29,200
2016 and thereafter	165,500

$321,500

NOTE 12 –	FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Borrowings:  The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2010		December 31, 2009
	Book Value	Fair Value	Book Value	Fair Value

Cash and cash equivalent	$51,278	$51,278	$77,878	$77,878
Restricted cash	824	824	13,322	13,322
Accounts receivables	936	936	602	602
Accounts payable	(1,076)	(1,076)	(518)	(518)
Amounts due to related parties	(2,633)	(2,633)	(1,964)	(1,964)
Long-term debt	(321,500)	(321,500)	(195,000)	(195,000)

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 13 –	ISSUANCE OF UNITS

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54,285 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $161 were approximately $51,842. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,108. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and issued 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8,143 and net proceeds of approximately $7,776. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $166.

On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110,000. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90,000 cash. The number of common units were issued at $17.0326, which reflects the NYSE’s volume weighted average price of the common units for the 5-business day period prior to the acquisition of the vessel. The transaction was valued based on the closing price of the day before the transaction. Navios Partners issued 23,964 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $408.

On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80,280 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $164, were approximately $76,667. Pursuant to this offering, Navios Partners issued 91,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,638. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 4,500,000 common units and issued 675,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $12,042 and net proceeds of approximately $11,500. Navios Partners issued 13,776 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $246.

On October 14, 2010, Navios Partners completed its public offering of 5,500,000 common units at $17.65 per unit and raised gross proceeds of approximately $97,075 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $202, were approximately $92,707. Pursuant to this offering, Navios Partners issued 112,245 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,981. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $14,561 and net proceeds, including the underwriting discount, of approximately $13,906. Navios Partners issued 16,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $297.

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia for a purchase price of $78,800 and Navios Fulvia for a purchase price of $98,200. The purchase price was paid by 788,370 common units of Navios Partners issued to Navios Holdings and $162,000 cash. The number of the common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the 10 business days immediately prior to the

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

acquisition. The transaction was valued based on the closing price of the day before the transaction. Navios Partners issued 16,089 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $306.

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

On June 9, 2009 Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. The option elapsed without being exercised. In return, Navios Partners issued 1,000,000 subordinated Series A units recognizing in the results a non-cash compensation expense amounting to $6,082. Navios Partners calculated the fair value of the 1,000,000 subordinated Series A units issued by adjusting the publicly-quoted price for its common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ weighted average cost of capital) was deducted from the publicly-quoted price for the Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units issued. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to the issuance of 1,000,000 units, Navios Partners issued 20,408 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $207.

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

Revenue by Geographic Region

	Year Ended	Year Ended	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008

Europe	$26,067	$26,049	$23,965
Asia	99,442	52,768	44,350
North America	9,716	5,683	—
Australia	8,007	8,143	6,767

Total	$143,232	$92,643	$75,082

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 15 –	INCOME TAXES

Marshall Islands, Malta, Liberia and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

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

The future contractual obligations of Navios Partners are as follows (charter-in rates are presented net of commissions):

Amount

2011	9,864
2012	9,891
2013	9,864
2014	6,594
2015 and thereafter	1,005

$37,218

NOTE 17 –	LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions), is as follows:

Amount

2011	176,384
2012	170,088
2013	133,918
2014	83,694
2015	72,573
2016 and thereafter	230,171

$866,828

NOTE 18	– TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees:  Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly-owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. In October 2009 Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with the Manager. The new management fees are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The initial term of the agreement is until November 16, 2012. Total management fees for the year ended December 31, 2010, 2009 and 2008 amounted to $19,746, $11,004 and $9,275, respectively.

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

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2010, 2009 and 2008 amounted to $2,725, $1,845 and $1,490, respectively.

Balance due to related parties:  Amounts due to related parties as of December 31, 2010 is $2,633 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $2,682, administrative service expenses and other expenses amounting to $750 and an amount due from the Manager amounting to $799.

Amounts due to related parties as of December 31, 2009 is $1,964 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $3,087, administrative service expenses amounting to $581 and an amount due from the Manager amounting to $1,704 which was repaid in January 2010.

Vessel Acquisitions:  On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion for a purchase price of $63,000 (see note 7).

On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110,000. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90,000 cash. The number of common units were issued at $17.0326, which reflects the NYSE’s volume weighted average price of the common units for the five business days prior to the acquisition of the vessel (see note 7).

On May 21, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Pollux for a purchase price of $110,000 (see note 7).

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia for a purchase price of $78,800 and Navios Fulvia for a purchase price of $98,200. The purchase price consisted of 788,370 common units issued to Navios Holdings and $162,000 cash. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition (see note 7).

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

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel for a cash payment of $34,600 (see note 7). In December 2009, Navios Partners exercised the option to purchase the vessel at a purchase price of $25,000 and paid $2,500 being 10% advance on the purchase price of the vessel. The Navios Sagittarius was purchased and delivered on January 12, 2010.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 2000 built Ultra-Handymax vessel, for a purchase price of $32,000 paid in cash.

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

During the year ended December 31, 2010, 2009 and 2008 the aggregate amount of cash distribution paid was $72,316, $39,016 and $24,552, respectively.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement. Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the years ended December 31, 2010, 2009 and 2008.

The General Partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Net income	$60,511	$34,322	$28,758
Earnings attributable to:
Common unit holders	50,823	25,277	18,873
Subordinated unit holders	8,465	8,321	9,270
General partner unit holders	1,223	724	615
Subordinated Series A unit holders	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	33,714,905	17,174,185	12,074,263
Subordinated unit holders	7,621,843	7,621,843	7,621,843
General partner unit holders	864,017	516,441	401,962
Subordinated Series A unit holders	1,000,000	1,000,000	—
Earnings per unit (basic and diluted):
Common unit holders	$1.51	$1.47	$1.56
Subordinated unit holders	$1.11	$1.09	$1.22
General partner unit holders	$1.42	$1.40	$1.53
Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.90	$1.87	$1.49
Subordinated unit holders	$1.69	$1.61	$1.49
General partner unit holders	$2.50	$1.91	$1.55
(Loss)/ Earnings per unit - undistributed (basic and diluted):
Common unit holders	$(0.39)	$(0.40)	$0.07
Subordinated unit holders	$(0.58)	$(0.52)	$(0.27)
General partner unit holders	$(1.08)	$(0.51)	$(0.02)

NOTE 20 –	SUBSEQUENT EVENTS

On January 21, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2010 of $0.43 per unit. The distribution was payable on February 14, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 9, 2011. The aggregate amount of the declared distribution was $21,901.

In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Partners has reviewed the matter, as its Capesize vessel Navios Melodia is charted out to KLC. Navios Partners has provided 30-day notice to KLC demanding that the charter be affirmed or terminated.