Form 20-F
period 2011-12-31
Navios Maritime Partners L.P.
filed 2012-03-07
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Todd E. Mason

Thompson Hine LLP

335 Madison Ave.

New York, NY 10017

todd.mason@thompsonhine.com

(212) 908-3946

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

46,887,320 Common Units

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

•

our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement and the administrative services agreement with Navios ShipManagement Inc., a subsidiary of Navios Maritime Holdings Inc. (the “Manager”) and for reimbursements for fees and costs of our general partner;

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

In connection with the initial public offering (“IPO”) of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”) on November 16, 2007 Navios Partners acquired interests in five wholly-owned subsidiaries of Navios Maritime Holdings Inc. (“Navios Holdings”), each of which owned a Panamax drybulk carrier (the “Initial Vessels”), as well as interests in three wholly-owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels.

The following tables present, in each case for the periods and as of the dates indicated:

•

for the period prior to the IPO selected historical financial and operating data of the five vessel-owing subsidiaries of Navios Holdings (collectively with Navios Holdings, the “Company”) that owned the Initial Vessels prior to the IPO; and

•	selected historical financial and operating data of Navios Partners and its subsidiaries since the IPO.

The selected historical financial and operating results for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 are derived from the audited consolidated financial statements of Navios Partners.

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

As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects,” included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011	2010	2009	2008	2007
	(Expressed in thousands of U.S. dollars-except per unit data)
Statement of Income Data
Time charter revenues	$186,953	$143,231	$92,643	$75,082	$50,352
Time charter expenses	(13,473)	(12,027)	(13,925)	(11,598)	(8,352)
Direct vessel expenses	(61)	(92)	(415)	(578)	(5,608)
Management fees	(26,343)	(19,746)	(11,004)	(9,275)	(920)
General and administrative expenses	(4,965)	(4,303)	(3,208)	(3,798)	(1,419)
Depreciation and amortization	(63,971)	(41,174)	(15,877)	(11,865)	(9,375)
Write-off of intangible asset	(3,979)	—	—	—	—
Interest expense and finance cost, net	(9,244)	(6,360)	(8,048)	(9,216)	(5,522)
Interest income	821	1,017	261	301	—
Compensation expense	—	—	(6,082)	—	—
Other income	272	85	94	23	93
Other expenses	(675)	(120)	(117)	(318)	(226)

Income before income taxes	$65,335	$60,511	$34,322	$28,758	$19,023
Deferred income tax	—	—	—	—	485

Net income	$65,335	$60,511	$34,322	$28,758	$19,508

Earnings per unit (basic and diluted):
Common unit (basic and diluted)	$1.33	$1.51	$1.47	$1.56	$0.15
Subordinated unit (basic and diluted)	$0.46	$1.11	$1.09	$1.22	$2.30
General partner unit (basic and diluted)	$1.19	$1.42	$1.40	$1.53	$1.06
Balance Sheet Data (at period end)
Current assets, including cash	$63,558	$55,612	$92,579	$29,058	$11,312
Vessels, net	667,213	612,358	299,695	291,340	135,976
Total assets	909,924	840,885	436,756	322,907	205,054
Current portion of long-term debt	36,700	29,200	—	40,000	—
Total long-term debt, including current portion	326,050	321,500	195,000	235,000	165,000
Total Owner’s Net Investment and Partners’ Capital	559,639	491,503	207,990	76,847	26,786
Cash Flow Data
Net cash provided by operating activities	$127,464	$96,018	$80,565	$41,744	$10,516
Net cash used in investing activities	(120,000)	(447,757)	(69,100)	(69,505)	—
Net cash (used in)/provided by financing activities	(10,664)	325,139	38,039	46,040	(421)
Fleet Data:
Vessels at end of period(1)	18	16	11	9	7

(1)	Includes owned and chartered-in vessels.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

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

•

the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee until December 2013;

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2010 to December 31, 2011, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $10,372 and a high of $37,099. Additionally, during the period from January 1, 2010 to December 31, 2011, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $4,567 and a high of $59,324 and the Baltic Dry Index experienced a low of 1,043 points and a high of 4,209 points. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

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

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

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

If the market values of our owned vessels decrease, we may breach covenants contained in our credit facilities. We purchased our vessels from Navios Holdings based on market prices that were at historically high levels. If we breach the credit facilities covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking until December 31, 2013 are included in a daily fee that we pay the Manager under a management agreement. In October 2011, we fixed the rate with the Manager for the period from November 17, 2011 until December 31, 2013 at: (a) $4,650 daily rate per owned Ultra-Handymax vessel, (b) $4,550 daily rate per Panamax vessel and (c) $5,650 daily rate per Capesize vessel, while the term of the Manager is until December 31, 2017. From January 1, 2014 to December 31, 2017, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for that period. In the event our management agreement is not renewed, we will separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

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

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities and our interest rates under our credit facilities may fluctuate and may impact our operations.

Our credit facilities, as amended, provide us with the ability to borrow up to $326.1 million, of which $326.1 million was outstanding as of December 31, 2011. As of December 31, 2011, there was no undrawn amount under our credit facilities. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our credit facilities also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate, or LIBOR, or the prime rate. We do not currently hedge against increases in such rates and, accordingly, significant increases in such rate would require increased debt levels and reduce distributable cash. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.

Our credit facilities contain restrictive covenants, which may limit our business and financing activities.

On November 15, 2007, Navios Partners entered into a credit facility agreement with Commerzbank AG and DVB Bank AG (the “Credit Facility”) maturing on November 15, 2017 and entered into several amendments since then, to fund its fleet expansion (see “Item 5-Operating and Financial Review and Prospects”).

On May 27, 2011, Navios Partners entered into a facility agreement with Commerzbank AG and DVB Bank SE (the “May 2011 Credit Facility,” and together with the Credit Facility, the “Credit Facilities”), and borrowed an amount of $35.0 million to partially finance the acquisitions of the Navios Luz and the Navios Orbiter.

The operating and financial restrictions and covenants in our Credit Facilities and any future credit facility could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facilities require the consent of our lenders or limit our ability to, among other items:

•	incur or guarantee indebtedness;

•	charge, pledge or encumber the vessels;

•	merge or consolidate;

•	change the flag, class or commercial and technical management of our vessels;

•	make cash distributions;

•	make new investments; and

•	sell or change the ownership or control of our vessels.

Our Credit Facilities also require us to comply with the International Safety Management Code, or ISM Code, and International Ship and Port Facilities Security Code, or ISPS Code, and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our Credit Facilities require us to:

•	maintain a required security amount of over 143%;

•

maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the Credit Facilities) of at least $20.0 million as of December 31, 2011, at which level it is required to be maintained thereafter);

•	maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00;

•	maintain a ratio of total liabilities to total assets (as defined in our Credit Facilities) of less than 0.75 : 1.00; and

•	maintain a minimum net worth to $150.0 million.

Our ability to comply with the covenants and restrictions that are contained in our Credit Facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our Credit Facilities, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our Credit Facilities are secured by certain of our vessels, and if we are unable to repay borrowings under such Credit Facilities, lenders could seek to foreclose on those vessels.

Restrictions in our debt agreements may prevent us from paying distributions to unitholders.

Our payment of principal and interest on the debt will reduce cash available for distribution on our common units. In addition, our Credit Facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under our Credit Facilities include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	failure of any representation or warranty to be materially correct; and

•	failure of Navios Holdings or its affiliates (as defined in the Credit Facilities agreements) to own at least 20% of us.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

We depend on Navios Holdings and its affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement between us and the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to an administrative services agreement between us and the Manager, the Manager provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. We may also in the future contract with Navios Holdings for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

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

The loss of a customer or charter could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter.

We have 15 charter counterparties. The three largest charter counterparties are Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix and these charter counterparties accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues for the year ended December 31, 2011. For the year ended December 31, 2010, the three largest charter counterparties were Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and Cosco Bulk Carrier Co. Ltd., which accounted for 27.7%, 11.8% and 11.2% respectively, of total revenue. For the year ended December 31, 2009, the three largest charter counterparties were Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and The Sanko Steamship Co. Ltd., which accounted for approximately 34.3%, 18.8% and 13.0% respectively, of total revenue. No other customers accounted for 10% or more of total revenue for any of the years presented.

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

The permanent loss of a customer or time charter, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer or time charter.

To mitigate the risk we have insured our charter-out contracts through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance) for the remaining term of the charter-out contract.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia, filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.

The risks and costs associated with vessels increase as the vessels age.

As of March 5, 2012, the vessels in our fleet have an average age of approximately 5.7 years and most drybulk vessels have an expected life of approximately 25-28 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of our management agreement with the Manager, only the costs of routine drydocking repairs are included in the daily management fee of $4,650 per owned Ultra-Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel, which are fixed until December 31, 2013. From January 1, 2013 to December 31, 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

We are subject to various laws, regulations and conventions, including environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. It is expected that waters off the North American coast will be established as an ECA from August 1, 2012, and the United States Caribbean Sea ECA will come into force on January 1, 2013, having effect from January 1, 2014. These ECAs will limit SOx, NOx and particulate matter emissions. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO is introducing the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The measures will come into effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They set a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, which the industry will have to comply with. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

For all vessels, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of January 3, 2012 was in effect in 64 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The Bunker Convention also provides vessel owners a right to limit their liability. The Bunker Convention incorporates the 1976 Convention referenced above. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future 112th Congress.

In addition to potential liability under the federal OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

In the last decade, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

Regarding climate change in particular, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (U.S. EPA) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry). The U.S. EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which will report back to its Marine Environment Protection Committee (“M Mitsui O.S.K. Lines, Ltd., Cargill International S.A., Cosco Bulk Carrier Co. Ltd., Samsun Logix and The Sanko Steamship Co. Ltd.EPC”) later this year. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action.

The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in 2012.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. The cost of vessel security measures has also been affected by dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area which could have a significant financial impact on us.

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

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up environmental damage could substantially lower our revenues by taking vessels out of operation permanently or for periods of time. Furthermore, the involvement of our vessels in a disaster or delays in delivery, damage or the loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

The operation of vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shift, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel.

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2011, the value of the U.S. dollar as compared to the Euro increased by approximately 2.3% compared with the respective value as of December 31, 2010. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2009 acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. A recent and significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker and the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately

$200 million. In December 2009, the Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. These piracy attacks resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas. Premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business and operations.

Disruptions in world financial markets and the resulting governmental action in the Europe, United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows.

Concerns relating to the European sovereign debt crisis have recently intensified. While Greece, Portugal and Ireland have been the most affected countries thus far, with each agreeing to a rescue package with the European Union and the International Monetary Fund, there are fears that other European countries may be further affected by increasing public debt burdens and weakening economic growth prospects. On January, 13, 2012, Standard and Poor’s Rating Services downgraded the long-term ratings for nine Eurozone nations, including France, Italy and Spain. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greek and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

The United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the reprising of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or new business acquisitions.

In addition, the economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased shipping rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

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

Pursuant to the omnibus agreement that we entered into with Navios Holdings in connection with the closing of the IPO, referred to herein as the Omnibus Agreement, Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units and was released from the Omnibus Agreement restrictions for two years until June 29, 2011 in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

Holders of our common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for three year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3 % of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

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

Navios Holdings indirectly owns the 2.0% general partner interest and a 25.1% limited partner interest in us, and owns and controls our general partner. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

•

our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions.

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

Under the terms of our management agreement with Navios ShipManagement, we pay a daily fee of $4,650 per owned Ultra-Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel for technical and commercial management services provided to us by the Manager from November 17, 2011 until December 31, 2013. The term of the management agreement is until December 31, 2017.

The daily fee paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us. While this fee is fixed until December 31, 2013, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet until December 31, 2017, which may result in significantly higher fees that period. All of the fees we are required to pay to the Manager under the management agreement are payable without regard to our financial condition or results of operations. In addition, the Manager provides us with administrative services, including the services of our officers and directors, pursuant to an administrative services agreement which has an initial term until December 31, 2017, and we reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions to unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•

The vote of the holders of at least 66 2 / 3 % of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Navios Holdings currently owns 25.1% of the total number of outstanding common and subordinated Series A units based on all outstanding limited, subordinated Series A and general partner units.

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

As of March 5, 2012, Navios Holdings owned 13,223,763 common units,, 1,000,000 subordinated Series A units and 1,132,843 general partner units, representing a 27.1% limited partner interest in us based on all limited and general partner units.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2011 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

The preferential tax rates applicable to qualified dividend income are temporary.

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

Based on an opinion of counsel, and certain assumptions and representations, we believe that we will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece.

Pursuant to the IPO on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement, as amended, with the Manager pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement, as amended, with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

(c) the Omnibus Agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of December 31, 2011, there were outstanding: 46,887,320 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,132,843 general partnership units. Navios Holdings owns a 27.1% interest in Navios Partners, which includes the 2% general partner interest.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units.

Equity Offerings and Issuances

2011

On April 13, 2011, Navios Partners completed its public offering of 4,000,000 common units at $19.68 per unit and raised gross proceeds of approximately $78.7 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million, were approximately $75.2 million. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.6 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the overallotment option, Navios Partners raised additional gross proceeds of $11.8 million and net proceeds, including the underwriting discount, of approximately $11.3 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Orbiter, a 76,602 dwt Panamax vessel built in 2004, for a purchase price of $52.0 million, and the Navios Luz, a 179,144 dwt Capesize vessel built in 2010, for a purchase price of $78.0 million. Upon delivery of the vessels, the remaining term of their charter-out contracts were: for the Navios Orbiter 2.9 years at a net rate of $38,052 per day and for the Navios Luz 9.5 years at a net rate of $29,356 per day. The purchase price of the vessels consisted of 507,916 common units of Navios Partners issued to Navios Holdings and cash of $120.0 million. The common units were issued at $19.6883 per unit, which reflects the NYSE’s volume weighted average price of the common units for the ten-business day period prior to the acquisition of the vessels. Navios Partners financed the cash portion of the purchase price with a $35.0 million drawdown under the May 2011 Credit Facility. As a result of the issuance of common units to the seller, Navios Partners issued 10,366 additional general partnership units to its General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million. For accounting purposes, the transaction was valued based on the closing price of the day of the transaction. Favorable lease terms recognized through this transaction amounted to $20.9 million for the Navios Orbiter and $22.9 million for the Navios Luz and were related to the acquisition of the rights on the time charter-out contract of the vessels. The amounts of $31.1 million for the Navios Orbiter and $55.1 million for the Navios Luz were classified under vessels, net.

2010

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54.3 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding estimated offering costs of $0.2 million were approximately $51.8 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the over allotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and issued 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8.1 million and net proceeds of approximately $7.8 million. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

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

Vessel Acquisitions

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz, for a purchase price of $78.0 million, and the Navios Orbiter, for a purchase price of $52.0 million. Favorable lease terms recognized through this transaction amounted to $22.9 million for the Navios Luz and $20.9 million for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price for the two vessels consisted of the issuance of 507,916 common units valued at $9,960 to Navios Holdings and cash of $120.0 million. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business day period immediately prior to the date of the acquisition of the vessel. For accounting purposes, the transaction was valued based on the closing price of the day of the transaction, which was $19.61. The amounts of $31.1 million for the Navios Orbiter and $55.1 million for the Navios Luz were classified under vessels, net.

On January 8, 2010, Navios Partners purchased from Navios Holdings the vessel Navios Hyperion, for a cash consideration of $63.0 million. Favorable lease terms recognized through this transaction amounted to $30.7 million and were related to the acquisition of the rights on the time charter-out contract of the vessel and the amount of $32.3 million was classified under vessels, net.

On January 12, 2010, Navios Partners purchased the vessel Navios Sagittarius for a total cash payment of $25.3 million (including capitalized expenses of $0.3 million), of which $2.5 million was paid as advance in December 2009 and $22.8 million was paid in January 2010.

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

Introduction

We are an international owner and operator of drybulk carriers formed by Navios Maritime Holdings Inc. (NYSE: NM), a vertically integrated seaborne shipping company with over 55 years of operating history in the drybulk shipping industry. Our vessels are chartered-out under medium to long-term time charters with an average remaining term of approximately four years to a strong group of counterparties, consisting of Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines Ltd., Samsun Logix, STX Panocean, Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha, Augustea Imprese Maritime, Rio Tinto, Constellation Energy Group and Mansel.

Our Fleet

Our fleet consists of 11 Panamax vessels, six Capesize vessels and one Ultra-Handymax vessel. Our fleet of high quality dry cargo vessels has an average age of approximately 5.6 years, which is significantly younger than the current industry average of about 12.0 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

All of our current vessels operate under medium to long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances, we operate vessels in the spot market until the vessels have been fixed under appropriate medium to long-term charters.

The following table provides summary information about our fleet:

Owned Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate per day (1)
Navios Apollon(2)	Ultra-Handymax	2000	52,073	March 2013	$12,500
				March 2014	$13,500
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	November 2012	$18,525
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(3)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Fantastiks	Capesize	2005	180,265	February 2014	$36,290
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(4)	Capesize	2010	179,132	September 2022	$29,356	(5)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(6)

Long-term Chartered-in Vessels
Navios Prosperity (7)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (8)	Panamax	2008	76,500	March 2013	$28,391

(1)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under new time charter.
(2)	New charter for two years at a rate of $12,500 net per day for the first year and $13,500 net per day for the second year plus 50/50 profit sharing based on actual earnings.
(3)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(4)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer of the Navios Melodia pays Navios Partners directly.
(5)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(6)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(7)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($49.1 million based upon the exchange rate at December 31, 2011), declining each year by 145 million Yen ($1.9 million based upon the exchange rate at December 31, 2011).
(8)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($46.5 million based upon the exchange rate at December 31, 2011) declining each year by 150 million Yen ($1.9 million based upon the exchange rate at December 31, 2011).

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•

Additional demand for seaborne transportation of drybulk commodities. The marine industry is fundamental to international trade, as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. In 2011, approximately 3.2 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2002 to 2011, trade in all drybulk commodities experienced an aggregate increase of 41%. The increase in demand and ton-mile demand for drybulk carriers has been driven by increasing global industrial production and consumption and international trade, economic growth and urbanization in China, Russia, Brazil, India and the Far East, with attendant increases in steel production, power generation and grain consumption. World growth continued to recover during 2011 and we believe that these global market dynamics will be the major growth factors for the foreseeable future.

•

Demand for long-term time charter contracts with modern drybulk vessels. There are several factors impacting the current and future supply of drybulk vessels available for cargos. We expect to benefit from these trends as many customers are seeking longer-term time charter contracts in order to secure tonnage for the carriage of their drybulk shipments. These trends are being driven by the following factors. First, there are currently several inefficient infrastructure bottlenecks due to long-term under-investment in global transportation infrastructure that are causing delays in cargo discharging and loading at main exporting terminals worldwide. These delays, coupled with increasing voyage lengths from producers to consumers requiring additional ton-miles to service the demands of the global drybulk trade, are reducing the supply of vessels available for hire at any particular time. Second, the age of the world drybulk fleet is increasing. Approximately 18% of the industry’s drybulk vessels are 20 or more years old and, with an economic and commercial life of approximately 25 years, many of these vessels will need to be disposed of in the coming years.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•

Stable and growing cash flows. We believe that the medium to long-term, fixed-rate nature of our charters will provide a stable base of revenue. In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and through the secondary market provides visible future growth in our revenue and distributable cash flow. We believe that our management agreement, which has been extended until December 31, 2017, provides for a fixed management fee until December 31, 2013, will continue to provide us with predictable expenses. From January 2014 to December 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may make our cash flows less predictable.

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

•

High-quality, flexible fleet. Our fleet consists of 11 modern, Panamax vessels, six modern Capesize vessels and one Ultra-Handymax vessel. The average age of the vessels in our fleet is significantly lower than the average age of the world drybulk fleet. Our fleet had an average age of 5.6 years as of February 2012, compared to a current industry average age of about 12.0 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•

Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered-out under medium to long-term time charters with an average remaining charter duration of approximately four years to a strong group of counterparties consisting of, amongst others: Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines Ltd., Samsun Logix, STX Panocean, Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha, Augustea Imprese Maritime, Rio Tinto, Constellation Energy Group and Mansel. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•

Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize medium to long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have an average remaining charter duration of approximately four years and have staggered charter expirations with no more than three vessels subject to re-chartering in any one year. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•

Continue to grow and diversify our fleet of owned and chartered-in vessels. We seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for drybulk carriers in a manner that is accretive to distributable cash flow per unit. We have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will assist us to make additional accretive acquisitions.

•

Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We will continue to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

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

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our major customers are: Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix. For the year ended December 31, 2011, these customers accounted for 22.2%, 18.5% and 13.2%, respectively, of total revenues. For the year ended December 31, 2010, Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and Cosco Bulk Carrier Co. Ltd. accounted for approximately 27.7%, 11.8% and 11.2%, respectively, of total revenues. For the year ended December 31, 2009, Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and The Sanko Steamship Co. Ltd. accounted for approximately 34.3%, 18.8% and 13.0%, respectively, of total revenues. No other customers accounted for more than 10% of total revenue for any of the years presented.

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

Competition

The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,650 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 9,000 vessels, aggregating approximately 613 million dwt as of December 31, 2011. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 20 and 100 vessels. There are still five owners with 100 or more ships. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

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

Expenses

In October 2009, under the terms of our management agreement with the Manager, we fixed the rate with the Manager for two years. The management fees were: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel; and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the cost of the special survey and related scheduled drydocking. The Manager is directly responsible for providing all of these items and services. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. From January 2014 to December 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessels we own and for maintaining the vessels we own, periodic drydocking, cleaning and painting and performing work required by regulations. The Manager provides all services related to the vessels we own pursuant to the management agreement.

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

Management of Ship Operations, Administration and Safety

Navios Holdings provides, through its wholly-owned subsidiary, Navios ShipManagement Inc., referred to as the Manager herein, expertise in various functions critical to our operations. Pursuant to a management agreement and an administrative services agreement with the Manager, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

For more information on the management agreement we have with the Manager and the administrative services agreement we have with the Manager, please read “Item 7. — Unitholders and Related Party Transactions”.

Crewing and Staff

The Manager crews its vessels primarily with Filipino, Ukrainian, Polish, Russian and Georgian officers and Filipino, Georgian, Bulgarian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The Manager is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax, $0.2 million per Capesize and $0.08 million per Ultra-Handymax vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for all the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, which will cover Navios Partners’ third-party liabilities in connection with the operation of its ships. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Navios Partners’ protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Partners acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $8.0 million of every claim. In every claim the amount in excess of $8.0 million and up to $60.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $60.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1 billion in excess of $2.06 billion, i.e. $3.06 billion in total. For passengers and crew claims the overall limit is $3.0 billion any one event any one vessel with a sub-limit of $2.0 billion for passengers.

As a member of a P&I Association, which is a member of the International Group, Navios Partners will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.”

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

Credit Risk Insurance

Our charter-out contracts have been insured through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance) for the remaining term of the charter-out contract.

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

The International Maritime Organization, or IMO, has adopted a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

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

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and comes into effect on 1 January 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

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

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from 1 January 2012, then progressively reducing to 0.50% effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel, It is expected that waters off the North American coast will be established as an ECA, where NOx, SOx and particulate matter emissions will be regulated, from 1 August 2012, and the United States Caribbean Sea ECA will come into force on 1 January 2013, having effect from 1 January 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from 1 January 2015), as well as nitrogen oxide after treatment requirements that will become applicable to the Baltic and North Sea ECAs in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in 2012. In the United States, in 2007 the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of February 16, 2012, the Convention has been ratified by 33 states, representing 26.5% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

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

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA currently limits liability of responsible parties to the greater of $950 per gross ton or $0.8 million per containership that is over 300 gross tons. These amounts are periodically adjusted for inflation.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress has proposed, but has not formally adopted legislation that would amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations, but the bill did not seek to change the OPA liability limits applicable to vessels. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $1,300 per gross ton, which includes the OPA limitation on liability of $1,000 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. These limits are also periodically revised. We believe our insurance coverage as described above meets the requirements of OPA.

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

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

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

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) In November 2011, the EPA issued a revised draft Vessel General Permit that is expected to go into effect in 2013. This new VGP will impose a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow US states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America Emission Control Area (ECA) standards which take effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

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

International laws governing civil liability to pay compensation or damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of January 3, 2012 it was in effect in 64 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Internal Revenue Code, or the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2011 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation: We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income: Substantially all of our gross income is attributable to the transportation of drybulk and related products. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter and bareboat charter income.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2011 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

The Section 883 Exemption: In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. We qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2011. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2011.

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

The Net Basis Tax and Branch Profits Tax: If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

We believe that, for our fiscal year ended December 31, 2011, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4.0% Gross Basis Tax: If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

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

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2011.

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

In November 2007, Navios Partners entered into the $260.0 million Credit Facility with Commerzbank AG and DVB Bank AG (the “Lenders”) which was amended in June 2008, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing the Navios Hope, thereby increasing the total facility to $295.0 million.

On January 11, 2010, March 30, 2010 and June 1, 2010, Navios Partners entered into further amendments to its Credit Facility and borrowed additional amounts of $24.0 million, $30.0 million and $35.0 million, respectively, under new tranches to its Credit Facility to partially finance the acquisitions of the Navios Apollon, the Navios Sagittarius, the Navios Hyperion, the Navios Aurora II and the Navios Pollux.

On December 15, 2010, Navios Partners borrowed an additional amount of $50.0 million under a new tranche to its Credit Facility to partially finance the acquisitions of the Navios Melodia and the Navios Fulvia. The amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that began in February 2011. The facility is repayable in 24 quarterly installments of $7.3 million each and three quarterly installments of $12.3 million each with a final balloon payment of $109.4 million to be repaid on the last repayment date. In 2011, Navios Partners repaid $29.2 million under its Credit facility.

On May 27, 2011, Navios Partners entered into the May 2011 Credit Facility with the Lenders, and borrowed an amount of

$35.0 million to partially finance the acquisitions of the Navios Luz and the Navios Orbiter. The May 2011 Credit Facility has a maturity of seven years and is repayable in 28 quarterly installments of $0.6 million each with a final balloon payment of $17.5 million to be repaid on the last repayment date. The May 2011 Credit Facility bears interest at a rate of LIBOR plus 270 bps and also requires compliance with certain financial covenants. The first and second installments of $0.6 million under the May 2011 Credit Facility were paid on August 31, 2011 and November 30, 2011, respectively.

On September 30, 2011 Navios Partners amended its Credit Facility by adding new guarantors and providing for a minimum of $5.0 million to be kept in a pledged account with the Lenders.

As of December 31, 2011, the total borrowings under the Navios Partners’ Credit Facilities were $326.1 million. As of December 31, 2011, Navios Partners was in compliance with the financial covenants of its credit facilities.

Equity Offerings and Issuances

During fiscal 2010, Navios Partners completed three equity offerings, issued a total amount of 15,525,000 common units and raised gross proceeds of $266.4 million (excluding the general partner contribution) to fund its fleet expansion. In addition, during fiscal 2010, Navios Partners issued a total amount of 1,962,589 common units to Navios Holdings to partially fund vessel acquisitions.

During fiscal 2011, Navios Partners completed one equity offering, issued a total amount of 4,600,000 common units and raised gross proceeds of $90.5 million (excluding the general partner contribution) to fund its fleet expansion. In addition, during fiscal 2011, Navios Partners issued a total amount of 507,916 common units to Navios Holdings to fund vessel acquisitions.

As of March 5, 2012, there were outstanding: 54,509,163 common units, 1,000,000 subordinated Series A units and 1,132,843 general partnership units. Navios Holdings owns a 27.1% interest in Navios Partners, including the 2% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz, for a purchase price of $78.0 million, and the Navios Orbiter, for a purchase price of $52.0 million. Favorable lease terms recognized through this transaction amounted to $22.9 million for the Navios Luz and $20.9 million for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price for the two vessels consisted of the issuance of 507,916 common units valued at $9,960 to Navios Holdings and cash of $120.0 million. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business day period immediately prior to the date of the acquisition of the vessel. For accounting purposes, the transaction was valued based on the closing price of the day of the transaction, which was $19.61.

On January 8, 2010, Navios Partners acquired from Navios Holdings the Navios Hyperion for a purchase price of $63.0 million paid in cash. Favorable lease terms recognized through this transaction amounted to $30.7 million and were related to the acquisition of the rights on the time charter out contract of the vessel.

On March 18, 2010, Navios Partners acquired from Navios Holdings the Navios Aurora II for a purchase price of $110.0 million. Favorable lease terms recognized through this transaction amounted to $42.5 million and were related to the acquisition of the rights on the time charter out contract of the vessel. The purchase price of the vessel consisted of 1,174,219 common units of Navios Partners issued to Navios Holdings and cash of $90.0 million. The common units were issued at $17.0326 per common unit, which reflects the NYSE’s volume weighted average price of the common units for the five business day period immediately prior to the date of the acquisition of the vessel.

On May 21, 2010, Navios Partners purchased from Navios Holdings the Navios Pollux for a purchase price of $110.0 million, paid in cash. Favorable lease terms recognized through this transaction amounted to $38.0 million and were related to the acquisition of the rights on the time charter out contract of the vessel.

On November 15, 2010, Navios Partners acquired from Navios Holdings the Navios Melodia, for a purchase price of $78.8 million, and the Navios Fulvia, for a purchase price of $98.2 million. Favorable lease terms recognized through this transaction amounted to $13.8 million for the Navios Melodia and $31.2 million for the Navios Fulvia and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price for the two vessels consisted of the issuance of 788,370 common units to Navios Holdings and cash of $162.0 million. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business day period immediately prior to the date of the acquisition of the vessels.

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2009 to December 31, 2011.

		Country of	Statement of Income
Company name	Vessel name	incorporation	2011	2010	2009

Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is	1/1 – 12/31	1/1 – 12/31	10/29 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sagittarius Shipping Corporation(*)	Navios Sagittarius	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/10 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/1 – 12/31	1/8 – 12/31	—
Chilali Corp.	Navios Aurora II	Marshall Is.	1/1 – 12/31	3/18 – 12/31	—
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/1 – 12/31	5/21 – 12/31	—
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/1 – 12/31	11/15 – 12/31	—
Customized Development S.A.	Navios Fulvia	Liberia	1/1 – 12/31	11/15 – 12/31	—
Kohylia Shipmanagement S.A	Navios Luz	Marshall Is.	5/19 – 12/31	—	—
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	5/19 –12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Other
JTC Shipping and Trading Ltd.(**)	Holding Company	Malta	1/1 – 12/31	3/18 – 12/31	—
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

(*)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010. Prior to this date, it was a chartered-in vessel.
(**)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their drybulk commodities. All of the vessels in our fleet are chartered-out under time charters, with an average remaining duration of approximately four years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.

For the fiscal year ended December 31, 2011, we have 15 charter counterparties. The three largest charter counterparties are Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix and these charter counterparties accounted for approximately 22.2%, 18.5% and 13.2% respectively, of total revenues for the year ended December 31, 2011. For the year ended December 31, 2010, Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and Cosco Bulk Carrier Co. Ltd. accounted for approximately 27.7%, 11.8% and 11.2%, respectively, of total revenues. For the year ended December 31, 2009, Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and The Sanko Steamship Co. Ltd. accounted for approximately 34.3%, 18.8% and 13.0%, respectively, of total revenues. No other customers accounted for more than 10% of total revenue for any of the year presented. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager (which provides for a fixed management fee until December 31, 2013) provides us with a strong base of stable cash flows.

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

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

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

Our charter out contracts have been insured through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance) for the remaining term of the charter-out contract.

Vessel Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Under the management agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance and costs associated with special surveys and related drydockings. The initial term of the management agreement has been extended until December 2017, and we currently pay the Manager a daily fee of $4,650 per owned Ultra-Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel, which are fixed until December 31, 2013. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary costs. Extraordinary costs and expenses include fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Manager;

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

Payment of any extraordinary fees or expenses to the Manager could significantly increase our vessel operating expenses and impact our results of operations.

During the remaining term of the management agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Administrative Services

Under the administrative services agreement we entered into with the Manager, we reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement which expires in December 2017, the Manager provides significant administrative, financial and other support services to us.

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

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table presents consolidated revenue and expense information for the years ended December 31, 2011 and 2010. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year ended December 31, 2011	Year ended December 31, 2010
	(In thousands of U.S. dollars)

Time charter revenues	$186,953	$143,231
Time charter expenses	(13,473)	(12,027)
Direct vessel expenses	(61)	(92)
Management fees	(26,343)	(19,746)
General and administrative expenses	(4,965)	(4,303)
Depreciation and amortization	(63,971)	(41,174)
Write-off of intangible asset	(3,979)	—
Interest expense and finance cost, net	(9,244)	(6,360)
Interest income	821	1,017
Other income	272	85
Other expense	(675)	(120)

Net income	$65,335	$60,511

Time Charter Revenues: Time charter revenues for the year ended December 31, 2011 increased by $43.8 million or 30.6% to $187.0 million, as compared to $143.2 million for the year ended December 31, 2010. The increase was mainly attributable to the acquisition of the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010, the Navios Fulvia and the Navios Melodia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011. As a result of these vessel acquisitions, available days of the fleet increased to 6,251 days for the year ended December 31, 2011, as compared to 4,879 days for the year ended December 31, 2010. The increase in revenue was partially offset by the decrease of $7.5 million incurred due to unscheduled off hires. The time charter equivalent (“TCE”) increased to $29,909 for the year ended December 31, 2011, from $29,358 for the year ended December 31, 2010.

Time Charter Expenses: Time charter expenses for the year ended December 31, 2011 increased by $1.5 million or 12.5% to $13.5 million, as compared to $12.0 million for the year ended December 31, 2010. The increase was mainly due to the increase in brokers’ commission by $1.0 million and increase in other expenses by $0.5 million.

Management Fees: Management fees for the year ended December 31, 2011, increased by $6.6 million or 33.5% to $26.3 million, as compared to $19.7 million for the year ended December 31, 2010. The increase was mainly attributable to the increased number of owned vessels in Navios Partners’ fleet and the increase in fixed management fees effective from November 17, 2011.

In accordance with the management agreement entered into by Navios Partners, the Manager provided all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,400 per owned Panamax vessel, $5,500 per owned Capesize vessel and $4,500 per owned Ultra-Handymax vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel.

General and Administrative Expenses: General and administrative expenses increased by $0.7 million or 16.3% to $5.0 million for the year ended December 31, 2011, as compared to $4.3 million for the year ended December 31, 2010. The increase was mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.

Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with these services. In October 2011, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. For the year ended December 31, 2011 and 2010, the expenses charged by the Manager for administrative fees were $3.5 million and $2.7 million, respectively. The balance of $1.5 million and $1.6 million of general and administrative expenses, for the year ended December 30, 2011 and 2010, respectively, relate to legal and professional fees, as well as audit fees and directors’ fees.

Depreciation and Amortization: Depreciation and amortization amounted to $64.0 million for the year ended December 31, 2011 compared to $41.2 million for the year ended December 31, 2010. The increase of $22.8 million was attributable to: (a) an increase in depreciation expense of $7.8 million due to the acquisitions of the Navios Sagittarius and the Navios Hyperion on January 8, 2010, the acquisition of the Navios Aurora II on March 18, 2010, the acquisition of the Navios Pollux on May 21, 2010, the acquisitions of the Navios Fulvia and the Navios Melodia on November 15, 2010 and the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011; and (b) an increase in amortization expense of $15.0 million due to the favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from three to twelve years.

Write-off of intangible asset: The Navios Apollon was off-hire due to an engine breakdown and therefore the charter-out contract was terminated. The net book value of the favorable lease term that was attached to the charter-out contract was $4.0 million and was written-off in the Statement of Income.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2011 increased by $2.9 million or 45.3% to $9.2 million, as compared to $6.4 million for the year ended December 31, 2010. The increase was due to: (a) the increase in average outstanding loan balance to $328.4 million in the year ended December 31, 2011 from $251.6 million in the year ended December 31, 2010; and (b) the higher weighted average interest rate of 2.62% for the year ended December 31, 2011, compared to 2.33% for the year ended December 31, 2010. As of December 31, 2011 and 2010, the outstanding loan balance under Navios Partners’ credit facilities was $326.1 million and $321.5 million, respectively.

Interest income: Interest income decreased by $0.2 million to $0.8 million for the year ended December 31, 2011, as compared to $1.0 million for the year ended December 31, 2010.

Other income and expenses, net: Other income and expenses, net increased by $0.4 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010.

Net income: Net income for the year ended December 31, 2011 amounted to $65.3 million compared to $60.5 million for the year ended December 31, 2010. The increase in net income of $4.8 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the year ended December 31, 2011 of $115.9 million, compared to $87.7 million for the year ended December 31, 2010. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities” contained herein).

Seasonality: Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

The following table presents consolidated revenue and expense information for the years ended December 31, 2010 and 2009. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year ended December 31, 2010	Year ended December 31, 2009
	(In thousands of U.S. dollars)

Time charter revenue	$143,231	$92,643
Time charter expenses	(12,027)	(13,925)
Direct vessel expenses	(92)	(415)
Management fees	(19,746)	(11,004)
General and administrative expenses	(4,303)	(3,208)
Depreciation and amortization	(41,174)	(15,877)
Interest expense and finance cost, net	(6,360)	(8,048)
Interest income	1,017	261
Compensation expense	—	(6,082)
Other income	85	94
Other expense	(120)	(117)

Net income	$60,511	$34,322

Time Charter Revenues: Time charter revenues amounted to approximately $143.2 million for the year ended December 31, 2010 compared to $92.6 million for the year ended 2009. The increase was mainly attributable to the acquisition of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010 and the Navios Fulvia and the Navios Melodia on November 15, 2010. As a result of the vessel acquisitions, available days of the fleet increased to 4,879 days for the year ended December 31, 2010, as compared to 3,553 days for the year ended December 31, 2009 and TCE increased to $29,358 for the year ended December 31, 2010, from $26,071 for the year ended December 31, 2009.

Time Charter Expenses: Time charter and voyage expenses amounted to $12.0 million for the year ended December 31, 2010 compared to $13.9 million for the year ended December 31, 2009. The decrease was mainly attributable to the exercise of the purchase option of the Navios Sagittarius which became part of the owned fleet on January 12, 2010 and no longer incurred time charter expenses.

Direct Vessel Expenses: Direct vessel expenses, comprised of the amortization of drydock and special survey costs, decreased by $0.3 million or 75.0% to $0.1 million for the year ended December 31, 2010, as compared to $0.4 million for the year ended on December 31, 2009 due to the full amortization of drydock and special survey costs for certain of the owned vessels during 2009 and 2010.

Management Fees: Total management fees for the years ended December 31, 2010 and 2009 amounted to $19.7 million and $11.0 million, respectively. The increase of $8.7 million or 79.1% was mainly attributable to the acquisitions of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Sagittarius on January 12, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010 and the Navios Fulvia and the Navios Melodia on November 15, 2010.

In accordance with the management agreement entered into by Navios Partners, the Manager provided all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,400 per owned Panamax vessel, $5,500 per owned Capesize vessel and $4,500 per owned Ultra-Handymax vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel.

General and Administrative Expenses: Total general and administrative fees for the year ended December 31, 2010 amounted to $4.3 million compared to $3.2 million for the year ended December 31, 2009. The increase of 34.4% was mainly due to the increase of the operating vessels in our fleet during 2010.

Pursuant to the administrative services agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2010 and 2009, the expenses charged by the Manager for administrative services were $2.7 million and $1.8 million, respectively. The remaining balances of $1.6 million and $1.4 million of general and administrative expenses for the years ended December 31, 2010 and 2009 related to legal and professional fees including audit fees.

Depreciation and Amortization: Depreciation and amortization amounted to $41.2 million for the year ended December 31, 2010 compared to $15.9 million for the year ended December 31, 2009. The main reasons for the increase of $25.3 million were: (a) the increase in depreciation expense of $8.2 million following the acquisitions of the Navios Sagittarius and the Navios Hyperion in January 2010, the acquisition of the Navios Aurora II on March 18, 2010, the acquisition of the Navios Pollux on May 21, 2010 and the acquisitions of the Navios Fulvia and the Navios Melodia on November 15, 2010; (b) the increase in amortization expense of $17.1 million due to the favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels mentioned above. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from three to twelve years.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net amounted to $6.4 million for the year ended December 31, 2010 compared to $8.0 million for the year ended December 31, 2009. Interest expense relating to the Credit Facility for the purchase of our vessels amounted to $6.0 million for the year ended December 31, 2010 compared to $7.3 million for the year ended December 31, 2009, while amortization of deferred finance fees amounted to $0.4 million and $0.7 million for the years ended December 31, 2010 and 2009, respectively. The decrease in interest expense was mainly attributable to the decrease in effective interest rate to 2.33% for the year ended December 31, 2010 from 3.60% for the year ended December 31, 2009, as a result of the decrease in Libor rates, partially offset by the increase in average outstanding loan balance from $200.3 million in 2009 to $251.6 million in 2010. The decrease in the amortization of deferred finance fees was mainly attributable to the $0.4 million write off in 2009 due to the cancellation of the availability of the $60.0 million under the Credit Facility. The outstanding loan balance under our Credit Facilities was $312.5 million and $195.0 million as of December 31, 2010 and 2009, respectively.

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

Net Income: Net income for year ended December 31, 2010 amounted to $60.5 million compared to $34.3 million for the year ended December 31, 2009. The increase in net income of $26.2 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the year ended December 31, 2010 of $87.7 million, compared to $49.2 million for the year ended December 31, 2009. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities” contained herein).

Seasonality: Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

B.	Liquidity and Capital Resources

Credit Facilities

On November 15, 2007, Navios Partners entered into a Credit Facility agreement with Commerzbank AG and DVB Bank AG maturing on November 17, 2017. This Credit Facility provided for borrowings of up to $260.0 million with a margin from 0.80% to 1.25% depending on the loan to value ratio, of which $165.0 million was drawn on November 16, 2007. Out of this amount, $160.0 million was paid to Navios Holdings as part of the purchase price of the capital stock of the subsidiaries that owned or had rights to the eight vessels in Navios Partners’ initial fleet. The balance of the drawn amount of $5.0 million was used as working capital.

The availability of the $60.0 provided by the Credit Facility was cancelled in June 2009.

On January 11, 2010, March 30, 2010 and June 1, 2010, Navios Partners entered into further amendments to its Credit Facility and borrowed additional amounts of $24.0 million, $30.0 million and $35.0 million, respectively, under new tranches to its Credit Facility to partially finance the acquisitions of the Navios Apollon, the Navios Sagittarius, the Navios Hyperion, the Navios Aurora II and the Navios Pollux.

On December 15, 2010, Navios Partners borrowed an additional amount of $50.0 million under a new tranche to its Credit Facility to partially finance the acquisitions of the Navios Melodia and the Navios Fulvia. The amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that began in February 2011. The facility is repayable in 24 quarterly installments of $7.3 million each and three quarterly installments of $12.3 million each with a final balloon payment of $109.4 million to be repaid on the last repayment date. In 2011, Navios Partners repaid $29.2 million under its Credit facility.

On May 27, 2011, Navios Partners entered into the May 2011 Credit Facility with the Lenders, and borrowed an amount of $35.0 million to partially finance the acquisitions of the Navios Luz and the Navios Orbiter. The May 2011 Credit Facility has a maturity of seven years and is repayable in 28 quarterly installments of $0.63 million each with a final balloon payment of $17.5 million to be repaid on the last repayment date. The May 2011 Credit Facility bears interest at a rate of LIBOR plus 270 bps and also requires compliance with certain financial covenants. In 2011, Navios Partners repaid $1.3 million under the May 2011 Credit Facility.

During 2010 and in accordance with ASC 470-50-40-21, each amendment to the Credit Facility resulted in a greater borrowing capacity and therefore, new costs incurred plus any unamortized deferred costs are deferred and amortized over the remaining term of the amended arrangement.

On September 30, 2011 Navios Partners amended its Credit Facility by adding new guarantors and providing for a minimum of $5.0 million to be kept in a pledged account with the Lenders.

As of December 31, 2011, our facilities are fully drawn and the total borrowings under the Credit Facilities amount to $326.1 million. As of December 31, 2011, Navios Partners was in compliance with the financial covenants of its Credit Facilities.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The Credit Facilities contain a number of restrictive covenants that prohibit Navios Partners from, among other things: undertaking new investments unless such is approved by the bank; incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The Credit Facilities also require Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The Credit Facilities also require compliance with a number of financial covenants of Navios Partners, including tangible Net Worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity, including pledged accounts. It is an event of default under the Credit Facilities if such covenants are not complied with.

The Credit Facilities also require us to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our Credit Facilities, as amended, also require us to:

•

maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the Credit Facilities) which, as per the amended terms, is at least $20.0 million for the year ended December 31, 2011, which level is required to be maintained thereafter;

•	maintain a ratio of EBITDA (as defined in our Credit Facilities) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our Credit Facilities) of less than 0.75 to 1.00.

The Credit Facilities prohibit us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default. Events of default under our Credit Facilities include:

•	failure to pay any principal, interest fees, expenses or other amounts when due;

•

breach of certain undertakings, negative covenants and financial covenants contained in the Credit Facilities, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance and in some cases subject to certain grace and due periods;

•	default under other indebtedness;

•	any representation, warranty or statement made by us in the Credit Facilities or any drawdown notice thereunder or related security document or guarantee is untrue or misleading when made;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in that is not discharged within a specified period of time;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our General Partner;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our Credit Facilities, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee;

•	instability affecting a country where the vessels are flagged; and

•	failure of Navios Holdings or its affiliates (as defined in the Credit Facilities agreements) to own at least 20% of us.

Liquidity and Cash Sources and Uses

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements as per our Credit Facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on November 9, 2010 under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million, all of which is currently available.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our Credit Facilities or obtaining additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

On April 13, 2011, Navios Partners completed its public offering of 4,000,000 common units at $19.68 per unit and raised gross proceeds of approximately $78.7 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million, were approximately $75.2 million. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.6 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the overallotment option, Navios Partners raised additional gross proceeds of $11.8 million and net proceeds, including the underwriting discount, of approximately $11.3 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz, for a purchase price of $78.0 million, and the Navios Orbiter, for a purchase price of $52.0 million. Favorable lease terms recognized through this transaction amounted to $22.9 million for the Navios Luz and $20.9 million for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price for the two vessels consisted of the issuance of 507,916 common units valued at $10.0 million to Navios Holdings and cash of $120.0 million. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business day period immediately prior to the date of the acquisition of the vessel. For accounting purposes, the transaction was valued based on the closing price of the day of the transaction, which was $19.61.

On January 24, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2011 of $0.44 per unit. The distribution was paid on February 14, 2012 to all holders of record of common and general partner units (not including holders of subordinated Series A units) on February 9, 2012. The aggregate amount of the declared distribution was $24.8 million.

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

On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110.0 million. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90.0 million cash. The number of common units was issued at $17.0326, which reflects the NYSE volume weighted average price of the common units for the five business days prior to the acquisition of the vessel. For accounting purposes the transaction was valued based on the closing price of the day before the transaction. Navios Partners issued 23,964 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.4 million.

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

On November 15, 2010, Navios Partners acquired from Navios Holdings the Navios Melodia, for a purchase price of $78.8 million, and the Navios Fulvia, for a purchase price of $98.2 million. Favorable lease terms recognized through this transaction amounted to $13.8 million for the Navios Melodia and $31.2 million for the Navios Fulvia and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price for the two vessels consisted of the issuance of 788,370 common units to Navios Holdings and cash of $162.0 million. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business day period immediately prior to the date of the acquisition of the vessels.

As of March 5, 2012, there were outstanding: 54,509,163 common units, 1,000,000 subordinated Series A units and 1,132,843 general partnership units. The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units (not including holders of subordinated Series A units) and the 2.0% general partner interest is $77.9 million. During the years ended December 31, 2011 and 2010, the aggregate amount of cash distribution paid was $95.5 million and $72.3 million, respectively.

Cash flows for the year ended December 31, 2011 compared to the year ended December 31, 2010:

The following table presents cash flow information for the years ended December 31, 2011 and 2010. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In thousands of U.S. dollars)

Net cash provided by operating activities	$127,464	$96,018
Net cash used in investing activities	(120,000)	(447,757)
Net cash (used in)/provided by financing activities	(10,664)	325,139

Change in cash and cash equivalents	$(3,200)	$(26,600)

Cash provided by operating activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash provided by operating activities increased by $31.5 million to $127.5 million for the year ended December 31, 2011 as compared to $96.0 million for the same period in 2010.

Net income increased by $4.8 million to $65.3 million for the year ended December 31, 2011, from $60.5 million for the year ended December 31, 2010. In determining net cash provided by operating activities for the year ended December 31, 2011, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $64.0 million, a $4.0 million write-off of intangible assets, $0.5 million amortization of deferred financing cost and $0.06 million amortization of deferred dry dock costs. For the period ended December 31, 2010, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $41.2 million, $0.4 million amortization and write-off of deferred financing cost, and $0.09 million amortization of deferred dry dock costs.

Restricted cash increased from $0.8 million for the year ended December 31, 2010 to $8.5 million for the year ended December 31, 2011. Restricted cash includes an amount of $7.7 million held in retention and pledged accounts as required by Navios Partners’ Credit Facilities and an amount of $0.8 million to guarantee a claim related to an owned vessel.

Accounts receivable increased by $3.9 million, from $0.9 million at December 31, 2010, to $4.8 million at December 31, 2011 due to the increase in amounts due from charterers. The increase of accounts receivables, net as of December 31, 2011, compared to December 31, 2010, was mainly attributable to the increase in charterers’ receivables and in particular one of Navios Partners’ charterers delayed hire payments during 2011 but has since resumed making payments to Navios Partners.

Prepaid expenses and other current assets decreased by $0.4 million, from $2.6 million at December 31, 2010, to $2.2 million at December 31, 2011.

Other long term assets decreased by $0.1 million, from $0.2 million at December 31, 2010, to $0.1 million at December 31, 2011.

Accounts payable increased by $0.9 million, from $1.1 million at December 31, 2010, to $2.0 million at December 31, 2011. The increase was attributed to the increase in accounts payable by $0.4 million and the increase in brokers’ commissions payable by $0.6 million, partially offset by the decrease in professional and legal fees payable by $0.1 million.

Accrued expenses increased by $1.1 million from $1.9 million at December 31, 2010 to $3.0 million at December 31, 2011. The primary reasons for the increase were an increase in accrued voyage expenses by $0.5 million and an increase in accrued loan interest by $0.6 million partially offset by a decrease in other accrued expenses by $0.1 million.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions decreased by $6.5 million from $21.6 million at December 31, 2010 to $15.1 million at December 31, 2011. Out of the $15.1 million at December 31, 2011, the amounts of $6.8 million and $4.2 million represent the short and long term portion, respectively, of unamortized deferred revenue received from the counterparty to the Navios Hope.

Amounts due to related parties increased by $1.4 million, from $2.6 million at December 31, 2010, to $4.0 million for the year ended December 31, 2011. The increase was mainly attributable to an increase in accrued management fees and accrued administrative expenses by $2.2 million, partially offset by a decrease in other payables due to affiliated companies by $0.8 million.

Cash used in investing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash used in investing activities was $120.0 million for the year ended December 31, 2011 as compared to $447.8 million for the same period in 2010.

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz, for a purchase price of $78.0 million, and the Navios Orbiter, for a purchase price of $52.0 million. The purchase price for the two vessels consisted of the issuance of 507,916 common units to Navios Holdings and cash of $120.0 million. Favorable lease terms recognized through this transaction amounted to $22.9 million for the Navios Luz and $20.9 million for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The amounts of $55.1 million for the Navios Luz and the amount of $31.1 million for the Navios Orbiter were classified under vessels, net.

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

Cash (used in)/provided by financing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash used in financing activities decreased by $335.8 million to $10.7 million outflow for the year ended December 31, 2011, as compared to $325.1 million inflow for the same period in 2010.

Cash used in financing activities of $10.7 million for the year ended December 31, 2011 was due to: (a) $86.3 million proceeds from the issuance of 4,600,000 common units in April 2011, net of offering costs; (b) $2.0 million from the issuance of additional general partnership units to the General Partner; and (c) proceeds of $35.0 million on May 27, 2011, under the May 2011 Credit Facility. This overall increase was offset by: (a) loan repayments of $30.5 million; (b) payment of $0.4 million financing costs relating to the May 2011 Credit Facility; (c) payment of a total cash distribution of $95.5 million; and (d) an increase of $7.6 million in restricted cash related to the amounts held in retention account in order to service debt payments and amounts held in pledged account as required by Navios Partners’ Credit Facilities.

Cash provided by financing activities of $325.1 million for the year ended December 31, 2010 was due to the following: (a) net proceeds of $253.9 million from the issuance of 15,525,000 common units; (b) $6.2 million from the issuance of 356,891 general partnership units to the General Partner; (c) proceeds of $139.0 million under certain amendments to our Credit Facility; and (d) release of the $12.5 million as cash reserves held in pledged account under the January 2010 amendment of our Credit Facility. This overall increase was partially offset by: (a) prepayment of $12.5 million which took place in January 2010, according to the amendment dated January 11, 2010 to the Credit Facility; (b) payment of $1.6 million financing costs relating to the amendments to the Credit Facility, described above; and (c) payment of a total cash distribution of $72.3 million.

Cash flows for the year ended December 31, 2010 compared to the year ended December 31, 2009:

The following table presents cash flow information for the years ended December 31, 2010 and 2009. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2010	Year Ended December 31, 2009
	(In thousand of U.S. dollars)

Net cash provided by operating activities	$96,018	$80,565
Net cash used in investing activities	(447,757)	(69,100)
Net cash provided by financing activities	325,139	38,039

Change in cash and cash equivalents	$(26,600)	$49,504

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

Prepaid expenses and other current assets increased by $1.8 million to $2.6 million at December 31, 2010 from $0.8 million at December 31, 2009. The main reason for the increase was the $1.9 million insurance claim that was related to the Navios Apollon capture by pirates in December 2009, mitigated by the net decrease in other assets by $0.1 million.

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

Cash provided by financing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Cash provided by financing activities of $325.1 million for the year ended December 31, 2010 was due to the following: (a) net proceeds of $253.9 million from the issuance of 15,525,000 common units; (b) $6.2 million from the issuance of 356,891 general partnership units to the General Partner; (c) proceeds of $139.0 million under certain amendments to our Credit Facility; and (d) release of the $12.5 million as cash reserves held in pledged account under the January 2010 amendment of our Credit Facility. This overall increase was partially offset by: (a) prepayment of $12.5 million which took place in January 2010, according to the amendment dated January 11, 2010 to the Credit Facility; (b) payment of $1.6 million financing costs relating to the amendments to the Credit Facility, described above; and (c) payment of a total cash distribution of $72.3 million.

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

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(Expressed in thousands of U.S. dollars)

Net Cash from Operating Activities	$127,464	$96,018	$80,565
Net increase in operating assets	3,430	2,287	1,566
Net decrease/(increase) in operating liabilities	2,982	3,887	(24,703)
Provision for bad debts	—	—	(49)
Net interest cost	8,423	5,343	7,787
Write-off of intangible asset	(3,979)	—	—
Deferred finance charges	(530)	(415)	(683)

EBITDA	$137,790	$107,120	$64,483
Write-off of intangible asset	3,979	—	—

Adjusted EBITDA(1)	$141,769	$107,120	$64,483

(1)

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(Expressed in thousands of U.S. dollars)

Net cash provided by operating activities	$127,464	$96,018	$80,565
Net cash used in investing activities	$(120,000)	$(447,757)	$(69,100)
Net cash (used in)/provided by financing activities	$(10,664)	$325,139	$38,039

EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

Adjusted EBITDA

Adjusted EBITDA represents EBITDA plus the non-cash charge of $4.0 million for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.

EBITDA and Adjusted EBITDA are presented because Navios Partners believes that EBITDA and Adjusted EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted EBITDA increased by $34.7 million to $141.8 million for the year ended December 31, 2011, as compared to $107.1 million for the same period in 2010. The increase in Adjusted EBITDA was due to a $43.8 million increase in revenue following the acquisitions of the Navios Hyperion and the Navios Sagittarius in January 2010, the Navios Aurora II in March 2010, the Navios Pollux in May 2010, the Navios Melodia and the Navios Fulvia in November 2010 and the Navios Luz and the Navios Orbiter in May 2011. The above increase was partially offset by a $6.6 million increase in management fees, a $1.4 million increase in time charter expenses and a $1.1 million increase in administrative and other expenses as a result of the increased number of vessels in Navios Partners’ fleet.

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

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt”. As of December 31, 2011 and December 31, 2010, long-term debt amounted to $289.4 million and $292.3 million, respectively. The current portion of long-term debt amounted to $36.7 million and $29.2 million as of December 31, 2011 and December 31, 2010, respectively.

Capital Expenditures

During the years ended December 31, 2011, 2010 and 2009, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt, owner’s contribution and equity raisings. Capital expenditures for the years ended December 31, 2011, 2010 and 2009 amounted to $120.0 million, $447.8 million and $69.1 million, respectively. For the year ended December 31, 2011, expansion capital expenditures of $120.0 million related to the acquisition of the Navios Luz and Navios Orbiter in May 2011. For the year ended December 31, 2010, expansion capital expenditures of $447.8 million related to the acquisition of the Navios Sagittarius and the Navios Hyperion in January 2010 and the acquisition of the Navios Aurora in March 2010, the Navios Pollux in May 2010 and the Navios Melodia and Navios Fulvia in November 2010. For the year ended December 31, 2009, expansion capital expenditures of $69.1 million related to the acquisition of the rights and charter out contract to the Navios Sagittarius on June 10, 2009 and the acquisition of the Navios Apollon on October 29, 2009.

        Maintenance for our vessels and expenses related to drydocking are included in the fee we pay our Manager under our management agreement. In October 2009, we fixed the rate with the Manager for a period of two years until November 2011, while the initial term of the management agreement expires in November 2012. The management fees paid to the Manager are: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel for the two-year period that ended November 16, 2011. In October 2011, Navios Partners extended the duration of its existing

Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. The fee we pay to the Manager includes commercial and technical services and any costs associated with scheduled drydockings during the term of the management agreement.

Replacement Reserve

Our annual replacement reserve for the years ended December 31, 2011 and 2010, was $18.6 million and $14.7 million respectively, for replacing our vessels at the end of their useful lives.

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

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the dry bulk market at any given time. For other trends affecting our business please see other discussions in “Item 5-Operating and Financial Review and Prospects”.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2011:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$36,700	$68,400	$68,400	$152,550	$326,050
Operating lease obligations(2)	$9,891	$16,458	$1,005	$—	$27,354

Total contractual obligations	$46,591	$84,858	$69,405	$152,550	$353,404

(1)	The amount identified does not include interest costs associated with the outstanding Credit Facilities which are based on LIBOR plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.65% to 1.95% per annum.
(2)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions. As of December 31, 2011, Navios Partners had entered into charter-in agreements for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel until June 2014 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($49.1 million based on the exchange rate at December 31, 2011), declining pro rata each year by 145 million Japanese Yen ($1.9 million based on the exchange rate at December 31, 2011). The Navios Aldebaran is a chartered-in vessel for seven years until March 2015 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($46.5 million based on the exchange rate at December 31, 2011) declining pro rata each year by 150 million Japanese Yen ($1.9 million based on the exchange rate at December 31, 2011).

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

As of December 31, 2011, Navios Partners owned and operated a fleet of 16 vessels, with an aggregate carrying value of $843.8 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2011, the carrying value of 11 of Navios Partners’ vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $99.3 million in aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2011, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price (1)	Carrying Value as of December 31, 2011 (1)
		(In millions of U.S. dollars)

Navios Libra II	11/16/2007	$26.3	$16.2	*
Navios Alegria	11/16/2007	38.9	29.7	*
Navios Felicity	11/16/2007	31.3	20.9
Navios Gemini S	11/16/2007	24.3	14.9
Navios Galaxy I	11/16/2007	30.7	22.8
Navios Hope	07/01/2008	80.0	67.6	*
Navios Apollon	10/29/2009	32.0	20.8
Navios Fantastiks	05/02/2008	87.5	73.9	*
Navios Sagittarius	01/12/2010	59.4	49.3
Navios Hyperion	01/08/2010	63.0	45.6	*
Navios Aurora II	03/18/2010	110.3	98.1	*
Navios Pollux	05/21/2010	110.0	99.0	*
Navios Melodia	11/15/2010	78.8	74.9	*
Navios Fulvia	11/15/2010	98.2	88.3	*
Navios Luz	05/19/2011	78.0	75.3	*
Navios Orbiter	05/19/2011	52.0	46.5	*

		$1,000.7	$843.8

(1)	All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2011, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Impairment of Long Lived Assets

Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for the “impairment or disposal of long-lived assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value of the vessel and related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal 2011, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2013 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance . The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and an impairment charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

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

Vessels

Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our dry bulk vessels based on a scrap value of $285 per lightweight ton, as we believe these levels are common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry docking and special surveys are included in the daily management fee of $4,500 per owned Ultra-Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel until November 16, 2011 and were therefore expensed as incurred. In October 2011, Navios Partners extended the duration of its existing management agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet at $4,650 daily rate per Ultra-Handymax vessel, $4,550 daily rate per Panamax vessel and $5,650 daily rate per Capesize vessel through December 31, 2013. From January 2014 to December 2017, Navios Partners expects that it will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet.

Revenue Recognition

Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues from profit-sharing are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by Navios Partners and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Partners beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Partners’ consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments did not have a significant impact on Navios Partners’ consolidated financial statements. There were no items of the comprehensive income arising in any of the periods presented.

Goodwill Impairment guidance

In September 2011, the FASB issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment will be adopted by Navios Partners in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on Navios Partners’ consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management:

Name	Age	Position

Angeliki Frangou	46	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	38	Chief Financial Officer
George Achniotis	46	Executive Vice President-Business Development and Director
Shunji Sasada	52	Director
Serafeim Kriempardis	62	Director (Class III)
Michael Sarris	65	Director (Class II)
Robert Pierot	53	Director (Class I)
John Karakadas	47	Director (Class I)
Vasiliki Papaefthymiou	42	Secretary

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 85 Akti Miaouli Street, Piraeus Greece 185 38.

Angeliki Frangou has been Navios Maritime Partners L.P. Chairman and CEO since August 2007. In addition, Ms. Frangou serves as the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. Navios Partners’ sponsor, since August 2005, and as the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, an owner operator of tanker vessels which also trades on the New York Stock Exchange. Ms. Frangou is also the Chairman of the board of directors of Navios South American Logistics since its inception in December 2007. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Efstratios Desypris was appointed our Chief Financial Officer in January 2010. Mr. Desypris is the Chief Financial Controller of Navios Holdings since May 2006. He is also the SVP- Strategic Planning of Navios South American Logistics Inc. Before joining Navios, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada has been Chief Operating Officer of Navios Holdings since July 2007. Prior to July 2007, Mr. Sasada was Senior Vice President — Fleet Development of Navios Holdings from

October 1, 2005 to July 2007. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business.

Serafeim Kriempardis was appointed to our Board of Directors in December 2009. Mr. Kriempardis previously served as the Head of Shipping of Piraeus Bank from 2007 to 2009 and as the Head of Shipping of Emporiki Bank of Greece from 1999 to 2007. Prior to serving as Head of Shipping at Emporiki Bank, Mr. Kriempardis served in the Project Finance and Corporate and Feasibility departments of the bank. Mr. Kriempardis is an accountant by training and holds a Bachelor’s degree in Economics from the Athens University of Economics and Business and a Diploma in Management from the McGill University of Canada.

Michael Sarris was appointed to our Board of Directors in June 2010. As of January 2012, he is the Chairman of the Board of Directors of Marfin Popular Bank. From September 2005 to March 2008, Mr. Sarris served as the Minister of Finance of the Republic of Cyprus in place during the successful introduction of the Euro as the national currency. Prior to his tenure as the Minister of Finance, Mr. Sarris spent over 30 years in banking, including positions with the Central Bank of Cyprus and the World Bank. Mr. Sarris received his B.Sc. in economics from the London School of Economics. He continued his studies in the United States, obtaining his Doctorate in Economics from Wayne State University.

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of ocean-going vessels, ranging from large bulk carriers and tankers to vessels used to service offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. Mr. Pierot served as a board member for Chiles Offshore prior to its sale to another U.S. publically trading offshore drilling rig company. Since 1980 Mr. Pierot is a member of the Board of Directors of the Hellenic-American Chamber of Commerce. Presently, he serves as the Chairman of this organization.

John Karakadas was appointed to our Board of Directors in October 2007. From April 2007 until 2011, Mr. Karakadas has served as Executive Director and Deputy CEO of Marfin Investment Group, an Athens Exchange listed Investment Company. From 2005 to 2011, Mr. Karakadas has served as Chairman and Chief Executive Officer of SingularLogic, a South East European software vendor and information technology services provider listed on the Athens Exchange. In 2011, from the position of Executive Chairman of the Board of Directors of Olympic Air, he led the successful turnaround process following its privatization. Previously, Mr. Karakadas has also served on the board of directors of IRF European Finance Investments Ltd., a company listed on the SFM of the London Stock Exchange. Also, since 2004, he has served on the Board of Directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the CEO of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a BBA in Industrial Management from Kent State University.

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

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse the Manager and certain affiliates for expenses incurred pursuant to the management agreement and administrative services agreement we entered into with the Manager. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2011, 2010 and 2009 no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our Chief Executive Officer and our Chief Financial Officer are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers after the closing of the IPO. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2011, 2010 and 2009, the fee charged by the Manager for administrative services was $3.4 million, $2.7 million and $1.8 million, respectively.

Compensation of Directors

Our officers or officers of Navios Holdings who also serve as our directors do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors receive a director fee of $45,000 per year. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. The Chairman of our audit committee and our conflicts committee receives an additional fee of $20,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the years ended December 31, 2011, aggregate annual compensation paid to our current non-management executive directors was $0.2 million; and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board. For the years ended December 31, 2010 and 2009, the aggregate annual compensation paid to our current non-management executive directors was $0.16 million; and $0.1 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as the Class I elected directors and will serve until our annual meeting of unitholders in 2012, as their term was renewed for three years during our 2009 annual meeting of unitholders; one of the four directors was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2013 as his term was renewed for three years during our 2010 annual meeting of unitholders; and the remaining director was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2014. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

Employees of the Manager, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement.

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

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement; therefore Navios Partners does not employ additional staff.

Navios Holdings crews its vessels primarily with Ukrainian, Polish, Filipino, Russian and Georgian officers and Filipino, Georgian, Bulgarian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. — Major Unitholders and Related Party Transactions”.

E.	Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 5, 2012, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 4, 2012 (60 days after March 5, 2012) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on 56,642,006 units, representing all outstanding common units (54,509,163) subordinated Series A units (1,000,000) and general partner units (1,132,843). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders in based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned

Angeliki Frangou(1)(2)	500,000	*	—	—	*
Efstratios Desypris	—	—	—	—	*
George Achniotis	*	*	—	—	*
Robert Pierot	*	*	—	—	*
Shunji Sasada	*	*	—	—	*
Serafeim Kriempardis	*	*	—	—	*
Michael Sarris	*	*	—	—	*
John Karakadas	*	*	—	—	*
Vasiliki Papaefthymiou	*	*	—	—	*
All directors and officers as a group (8 persons) (2)(3)	570,000	1.0%	—	—	1.1%

*	Less than 1%
(1)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.
(2)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as our directors, Shunji Sasada. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.
(3)	Each director, executive officer and key employee, beneficially owns less than one percent of the outstanding common and subordinated units.

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership as of March 5, 2012, of our common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 4, 2012 (60 days after March 5, 2012) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on 56,642,006 units, representing all outstanding common units (54,509,163), subordinated Series A units (1,000,000) and general partner units (1,132,843).

	Common Units Beneficially Owned		Subordinated Units A Units Beneficially Owned		Total Common and Subordinated Units
	Number	Percentage	Number	Percentage	Beneficially Owned

Name of Beneficial Owner
Navios Holdings(1)(2)	13,223,763	24.3%	1,000,000	100%		25.1%
Kayne Anderson Capital Advisors, L.P. (3)	5,189,401	9.5%	—	—	—	9.2%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings.

(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Ted Petrone, Spyridon Magoulas, John Stratakis, George Malanga and Efstathios Loizos.
(3)	Based on a Schedule 13G/A filed on February 2, 2012 with the SEC and reporting the units are owned by investment accounts managed by Kayne Anderson Capital Advisors, L.P.

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

As of December 31, 2011, Navios Holdings, the sole member of our General Partner, owned 5,601,920 common units, 7,621,843 subordinated units and 1,000,000 subordinated Series A units representing a 25.1% limited partner interest in us based on all outstanding limited, subordinated and general partner units. As of January 1, 2012 and according to the terms of our Partnership Agreement, all the subordinated units (other than the subordinated Series A units) held by Navios Holdings were converted into common units. As a result, Navios Holdings now owns 13,223,763 common units and 1,000,000 subordinated Series A units representing a 25.1% limited partner interest in us based on all outstanding limited, subordinated Series A and general partner units. In addition, our General Partner owns a 2.0% general partner interest in us and all of our incentive distribution rights. Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

Navios Bonavis

In connection with the IPO, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel which occurred in late June 2009 for a purchase price of $130.0 million. On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties until June 29, 2011 (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we had waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of: (a) the consummation of a business combination by Navios Acquisition; (b) the liquidation of Navios Acquisition; and (c) June 2011. Such waiver ended with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, when we entered into the business opportunity right of first refusal agreement.

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

On May 19, 2011, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Orbiter, for a purchase price of $52.0 million.

On May 19, 2011, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel Navios Luz, for a purchase price of $78.0 million.

Registration Rights Agreements

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

On March 18, 2010, in connection with the share purchase agreement for the Navios Aurora II, we entered into a registration rights agreement with a wholly owned subsidiary of Navios Holdings pursuant to which that subsidiary has the right, subject to some conditions, to require us to file one or more registration statements covering the resale of the common units issued in connection with the acquisition of the Navios Aurora II.

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

Noncompetition

Under the Omnibus Agreement, Navios Holdings agreed, and caused its controlled affiliates (other than us, our General Partner and our subsidiaries) to agree, not to acquire or own Panamax or Capesize drybulk carriers under charter for three or more years. This restriction does not prevent Navios Holdings or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)	acquiring or owning Panamax or Capesize drybulk carriers under charters for less than three years;

(2)	acquiring a Panamax or Capesize drybulk carrier under charter for three or more years after the closing of the IPO if Navios Holdings offers to sell to us the vessel for fair market value or (y) putting a Panamax or Capesize drybulk carrier that Navios Holdings owns under charter for three or more years if Navios Holdings offers to sell the vessel to us for fair market value at the time it is chartered for three or more years and, in each case, at each renewal or extension of that charter for three or more years;

(3)	acquiring a Panamax or Capesize drybulk carrier under charter for three or more years as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

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

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis upon its delivery to Navios Holdings. Navios Holdings was released from the Omnibus Agreement restrictions for two years until June 29, 2011 in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011.

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

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis upon its delivery to Navios Holdings. Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties until June 29, 2011 (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we had waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of: (a) the consummation of a business combination by Navios Acquisition; (b) the liquidation of Navios Acquisition; and (c) June 2011. Such waiver ended with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, when we entered into the business opportunity right of first refusal agreement.

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

Management Agreement

At the closing of the IPO, we entered into a management agreement, as amended, with the Manager, a subsidiary of Navios Holdings, pursuant to which the Manager has agreed to provide certain commercial and technical management services to us. These services are provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

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

The initial term of the management agreement was set to expire in November, 2012 with respect to each vessel in our fleet. In October 2009, we fixed the rate with the Manager for a period of two years until November 2011. The management fees we paid to the Manager were: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel.

This fixed daily fee covers all of our vessel operating expenses, including the cost of special surveys, other than certain extraordinary fees and costs. From January 2014 to December 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses are determined in a manner consistent with how the fixed fees were determined.

The management agreement may be terminated prior to the end of its initial term by us upon 120 days notice if there is a change of control of the Manager, or by Navios ShipManagement upon 120 days notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by the Manager upon 120 days notice if:

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

Further, under our management agreement, we have agreed to indemnify Navios ShipManagement and its employees and agents against all actions which may be brought against them under the management agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the management agreement by the Manager.

Administrative Services Agreement

At the closing of the IPO, we entered into an administrative services agreement, as amended, with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. The agreement has an initial term expiring in December 2017.

The administrative services agreement may be terminated prior to the end of its term by us upon 120 days notice if there is a change of control of the Manager or by the Manager upon 120 days notice if there is a change of control of us or our General Partner. In addition, the administrative services agreement may be terminated by us or by the Manager upon 120 days notice if:

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

Furthermore, the administrative services agreement may be terminated by us or by the Manager upon 365 days notice for any reason other than those described above.

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

We reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the administrative services agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the administrative services agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

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

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. Total general and administrative expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $3.4 million, $2.7 million and $1.8 million, respectively.

Management Fees

Pursuant to the management agreement dated November 16, 2007, the Manager provided commercial and technical management services to our vessels. In October 2009, we fixed the rate with the Manager for a period of two years until November 2011. The management fees we paid to the Manager were: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydocking and special surveys. Total management fees for the years ended December 31, 2011, 2010 and 2009 amounted to $26.3 million, $19.7 million and $11.0 million, respectively.

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

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement could not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

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

•

Our distribution policy is affected by restrictions on distributions under our Credit Facilities that we entered into in connection with the closing of the IPO. Specifically, our Credit Facilities contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our Credit Facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our Credit Facilities or if we are otherwise in default under our Credit Facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

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

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest (not including subordinated Series A units that are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units) is approximately $77.9 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our existing Credit Facilities.

During the years ended December 31, 2011, 2010 and 2009 the aggregate amount of cash distribution paid was $95.5 million, $72.3 million, and $39.0 million, respectively.

On January 24, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2011 of $0.44 per unit. The distribution was paid on February 14, 2012 to all holders of record of common and general partner units (not including holders of subordinated Series A units) on February 9, 2012. The aggregate amount of the declared distribution was $24.8 million.

Subordination period

During the subordination period the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash to be distributed on the common units. As of January 1, 2012 all subordinated units held by Navios Holdings (except for the Subordinated Series A Units) were converted into common units as per the conditions and terms set forth in our Partnership Agreement.

Subordinated Series A units

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The subordinated Series A units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units.

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

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low

Year Ended:
December 31, 2011	$21.38	$11.31
December 31, 2010	$20.03	$14.50
December 31, 2009	$15.80	$6.39
December 31, 2008	$18.85	$3.36
December 31, 2007*	$19.45	$17.40
Quarter Ended:
March 31, 2011 (through March 6, 2012)	$16.94	$15.00
December 31, 2011	$17.01	$12.49
September 30, 2011	$19.13	$11.31
June 30, 2011	$21.38	$16.80
March 31, 2011	$20.82	$18.13
December 31, 2010	$19.58	$17.93
September 30, 2010	$18.58	$15.23
June 30, 2010	$20.03	$14.81
March 31, 2010	$17.77	$14.50
Month Ended:
February 29, 2012	$16.94	$15.91
January 31, 2012	$16.38	$15.00
December 31, 2011	$15.42	$13.93
November 30, 2011	$17.01	$13.50
October 31, 2011	$16.95	$12.49
September 30, 2011	$15.18	$13.30

(*)	Period beginning November 13, 2007

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

In addition, on June 10, 2009, we executed the Second Amended and Restated Agreement of Limited Partnership of Navios Partners. The amended L.P. Agreement designated a new series of subordinated units as Subordinated Series A Units (the “Series A Units”). The Series A Units are not eligible to receive cash distributions until the earlier of our change of control or June 29, 2012, at which time the Series A Units will automatically convert into common units. At the time of such automatic conversion, as a result of holding common units, the former holders of the Series A Units will be entitled to receive distributions in accordance with all other common units.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19. Please read “Item 5. Operating and Financial Review and Prospects — Trends and Factors Affecting Our Future Results of Operations — Liquidity and Capital Resources — Credit Facilities” for a summary of certain contract terms.

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

•

Seventh Supplemental Agreement dated May 31, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010 and December 13, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Eighth Supplemental Agreement dated September 30, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010 and May 31, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for a $35.0 million term loan facility, dated May 27, 2011, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

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

•

Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•

Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Partners relating to the Share Purchase Agreement for the vessel Navios TBN I (now Navios Bonavis) dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•

Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•

Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to unitholders and, unless otherwise noted in the following discussion, is the opinion of Thompson Hine LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

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

Each unitholder must consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our common that:

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

U.S. persons (individuals and corporations) generally are taxed on income earned from both U.S. and foreign sources. Section 861-865 of the Code set forth the general sourcing rules for items of income earned by both U.S. and foreign persons. Generally, dividends paid by a corporation are sourced to the country where the corporation is organized. On the other hand, gains from the sale of personal property (including capital gain from the sale of stock) are sourced to the country where the taxpayer is resident. However, if a U.S. resident maintains an office or other fixed place of business in a foreign country, income from the sale of personal property attributable to such office or other fixed place of business shall be foreign source income to the U.S. resident, unless less than 10% income tax is actually paid to a foreign country with respect to such income.

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

Generally, U.S. corporations are taxed on dividends at ordinary income tax rates (a maximum of 35%) but may be entitled to a dividends received deduction in certain cases. A U.S. corporation is permitted a deduction for a certain percentage of the “U.S. source portion” of any dividends received from a foreign corporation if the U.S. corporation owns at least 10% (by vote and value) of such foreign corporation’s stock. A dividend will have a U.S. source portion only where the foreign corporation has undistributed earnings attributable to (1) income which is effectively connected with the conduct of a U.S. trade or business, or (2) any dividend received by the foreign corporation from a domestic corporation at least 80% of the stock of which (by vote or value) is owned by such foreign corporation. Because Navios Partners intends to neither engage in a trade or business within the U.S. nor has or will invest in the stock of a U.S. corporation, it is unlikely that any portion of dividends paid by Navios Partners to a corporate U.S. Holder will be U.S. sourced, thus, the corporate U.S. Holder will not be entitled to a dividends received deduction with respect to such dividend. Moreover, while U.S. taxpayers are permitted to offset any U.S. federal income tax with taxes paid on such income to a foreign country, it is our understanding that the Republic of the Marshall Islands will not impose withholding tax on dividends it pays to U.S. Holders thus, a foreign tax credit may not be available to a corporate U.S. Holder to offset U.S. tax.

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

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of common shares in Navios Partners, the U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of individual U.S. Holders are subject to the current favorable tax rate of 15%, which is set to increase beginning January 1, 2013, unless legislation is enacted to extend the favorable rate. An individual U.S. Holder may deduct a capital loss resulting from a disposition of his/her common shares in Navios Partners to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) and may carry forward long-term capital loss indefinitely.

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

Generally, rental income earned during the year from leasing vessels in foreign commerce is to be treated as being derived from the active conduct of a trade or business if “active leasing expenses” (as that term is defined in Treasury Regulation §1.954-2(c)(2)(iii)) equal or exceed 10% of the “adjusted leasing profit” (as that term is defined in Treasury Regulation §1.954-2(c)(2)(iv)). Based on financial information for 2011 for Navios Partners and certain representations from us, our U.S. counsel, Thompson Hine LLP is of the opinion that, if the income from our 2011 time chartering activities constitutes rental income for U.S. federal income tax purposes, such income would be treated as rental income derived in the active conduct of a trade or business.

Our counsel also believes that there is substantial authority for asserting that the income from our time chartering activities constitutes services income, rather than rental income. For example, there is legislative history and IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income. There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not specifically interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

The income from our time chartering activities should constitute nonpassive as either rental income derived from the active conduct of a trade or business or services income. Based on financial information for 2011 for Navios Partners and certain representations from us, Thompson Hine LLP is of the opinion that more than 50% of the average value of our assets during 2011 produced, or were held for the production of, nonpassive income. Consequently, Thompson Hine LLP is of the opinion that we should not be a PFIC for 2011.

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

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder”. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you must consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

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

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-300 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2011, the value of U.S. dollar increased by approximately 2.3% as compared to the Euro.

Interest Rate Risk

Borrowings under our Credit Facilities bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2011, 2010 and 2009, we paid interest on our outstanding debt at a weighted average interest rate of 2.6%, 2.3% and 3.0%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2011, 2010 and 2009, by $3.3 million, $2.6 million and $2.0 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the fiscal year ended December 31, 2011 we have 15 charter counterparties, the most significant of which are Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. For the fiscal year ended December 31, 2010 we had 12 charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and Cosco Bulk Carrier Co., Ltd., and which accounted for approximately 27.7%, 11.8% and 11.2%, respectively, of total revenues. For the fiscal year ended December 31, 2009, we had eight charter counterparties, the most significant of which were Mitsui O.S.K. Lines Ltd.,Cargill International S.A. and the Sanko Steamship Co.Ltd., which accounted for approximately 34.3%, 18.8% and 13.0%, respectively, of total revenues. No other customers accounted for more than 10% of total revenue for any of the years presented. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

In addition we have insured our charter-out contracts through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for insurance) the remaining term of the charter-out contract.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

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

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2011.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2011, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Navios Partners’ Audit Committee consists of three independent directors, Serafeim Kriempardis, Michael Sarris and John Karakadas. The Board of Directors has determined that Michael Sarris qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Sarris is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal year 2011 and 2010 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2011 and 2010 were $0.3 million and $0.4 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2011 and 2010.

Tax Fees

There were no tax fees billed in 2011 and 2010.

Other Fees

There were no other fees billed in 2011 and 2010.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2011.

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

Item 16H.	Mine Safety Disclosures

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial information required by this Item together with the related report of PricewaterhouseCoopers S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-29.

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(2)

1.3	Certificate of Formation of Navios GP L.L.C.(1)

1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.7	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(3)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(4)

4.11	Registration Rights Agreement(4)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(5)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(6)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(7)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(7)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(8)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(9)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(10)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(11)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(12)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(13)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement (14)

4.24	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(13)

4.25	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(15)

4.26	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(15)

8.1	List of Subsidiaries of Navios Maritime Partners L.P.

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer

23.1	Consent of PricewaterhouseCoopers S.A.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.
(9)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.
(10)	Previously filed as an exhibit to a Report on Form 6-K filed on April 8, 2010 and hereby incorporated by reference.
(11)	Previously filed as an exhibit to a Report on Form 6-K filed on June 11, 2010 and hereby incorporated by reference.
(12)	Previously filed as an exhibit to a Report on Form 6-K filed on March 1, 2011 and hereby incorporated by reference.
(13)	Previously filed as an exhibit to a Report on Form 6-K filed on June 8, 2011 and hereby incorporated by reference.
(14)	Previously filed as an exhibit to a Report on Form 6-K filed on October 5, 2011 and hereby incorporated by reference.
(15)	Previously filed as an exhibit to a Report on Form 6-K filed on October 24, 2011 and hereby incorporated by reference.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 7, 2012

INDEX

Page

NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2011 AND DECEMBER 31, 2010	F-3
CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009	F-4
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009	F-5
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR EACH OF THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009	F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of

Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2011 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 7, 2012

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	3	$48,078	$51,278
Restricted cash		8,468	824
Accounts receivable, net	4	4,835	936
Prepaid expenses and other current assets	5	2,177	2,574

Total current assets		63,558	55,612

Vessels, net	6	667,213	612,358
Deferred financing costs, net		2,466	2,582
Other long term assets		106	242
Intangible assets	7	176,581	170,091

Total non-current assets		846,366	785,273

Total assets		$909,924	$840,885

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$2,022	$1,076
Accrued expenses	9	2,986	1,941
Deferred voyage revenue	10	10,920	10,575
Current portion of long-term debt	11	36,700	29,200
Amounts due to related parties	18	4,077	2,633

Total current liabilities		56,705	45,425

Long-term debt	11	289,350	292,300
Unfavorable lease terms	7	—	665
Deferred voyage revenue	10	4,230	10,992

Total non-current liabilities		293,580	303,957

Total liabilities		350,285	349,382

Commitments and contingencies	16	—	—
Partners’ capital:
Common Unitholders (46,887,320 and 41,779,404 units issued and outstanding at December 31, 2011 and December 31, 2010, respectively)	13	729,550	651,965
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2011 and December 31, 2010)	13	(177,969)	(168,229)
General Partner (1,132,843 and 1,028,599 units issued and outstanding at December 31, 2011 and December 31, 2010, respectively)	13	1,976	1,685
Subordinated Series A Unitholders (1,000,000 units issued and outstanding at December 31, 2011 and December 31, 2010)	13	6,082	6,082

Total partners’ capital		559,639	491,503

Total liabilities and partners’ capital		$909,924	$840,885

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

Time charter revenues	14	$186,953	$143,231	$92,643
Time charter expenses		(13,473)	(12,027)	(13,925)
Direct vessel expenses		(61)	(92)	(415)
Management fees	18	(26,343)	(19,746)	(11,004)
General and administrative expenses	18	(4,965)	(4,303)	(3,208)
Depreciation and amortization	6,7	(63,971)	(41,174)	(15,877)
Write-off of intangible asset	7	(3,979)	—	—
Interest expense and finance cost, net	11	(9,244)	(6,360)	(8,048)
Interest income		821	1,017	261
Compensation expense	13	—	—	(6,082)
Other income		272	85	94
Other expense		(675)	(120)	(117)

Net income		$65,335	$60,511	$34,322

Earnings per unit (see note 19):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

Net income	$65,335	$60,511	$34,322
Weighted average units outstanding (basic and diluted)
Common unit holders	45,409,807	33,714,905	17,174,185
Subordinated unit holders	7,621,843	7,621,843	7,621,843
General partner unit holders	1,102,689	864,017	516,441
Subordinated Series A unit holders	1,000,000	1,000,000	1,000,000
Earnings per unit (see Note 19):
Common unit (basic and diluted)	$1.33	$1.51	$1.47
Subordinated unit (basic and diluted)	$0.46	$1.11	$1.09
General partner unit (basic and diluted)	$1.19	$1.42	$1.40
Subordinated Series A unit (basic and diluted)	$—	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

OPERATING ACTIVITIES
Net income		$65,335	$60,511	$34,322

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	63,971	41,174	15,877
Write-off of intangible asset	7	3,979	—	—
Amortization and write-off of deferred financing cost		530	415	683
Amortization of deferred dry dock costs		61	92	415
Provision for bad debts	4	—	—	49
Compensation expense	13	—	—	6,082

Changes in operating assets and liabilities:
Increase in restricted cash		(2)	(2)	(822)
Increase in accounts receivable		(3,899)	(334)	(338)
Decrease/(increase) in prepaid expenses and other current assets		396	(1,797)	(406)
Decrease/(increase) in other long term assets		75	(154)	—
Increase/(decrease) in accounts payable		946	558	(76)
Increase in accrued expenses		1,045	97	182
(Decrease)/increase in deferred voyage revenue		(6,417)	(5,211)	24,172
Increase in amounts due to related parties		1,444	669	425

Net cash provided by operating activities		127,464	96,018	80,565

INVESTING ACTIVITIES:
Acquisition of vessels	6	(76,220)	(291,591)	(23,683)
Acquisition of intangibles	7	(43,780)	(156,166)	(42,917)
Deposit for vessel acquisitions		—	—	(2,500)

Net cash used in investing activities		(120,000)	(447,757)	(69,100)

FINANCING ACTIVITIES:
Cash distributions paid	19	(95,499)	(72,316)	(39,016)
Net proceeds from issuance of general partner units	13	2,052	6,150	2,948
Proceeds from issuance of common units, net of offering costs	13	86,288	253,871	126,807
Proceeds from long term debt	11	35,000	139,000	—
(Increase)/decrease in restricted cash	11	(7,642)	12,500	(12,500)
Repayment of long-term debt and payment of principal	11	(30,450)	(12,500)	(40,000)
Debt issuance costs		(413)	(1,566)	(200)

Net cash (used in)/provided by financing activities		(10,664)	325,139	38,039

(Decrease)/increase in cash and cash equivalents		(3,200)	(26,600)	49,504

Cash and cash equivalents, beginning of period		51,278	77,878	28,374

Cash and cash equivalents, end of period		$48,078	$51,278	$77,878

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$8,131	$5,806	$7,590
Issuance of common units to Navios Holdings related to the acquisition of the Navios Luz and the Navios Orbiter in May 2011		$9,960	$—	$—
Issuance of common units to Navios Holdings related to the acquisition of the Navios Fulvia and the Navios Melodia in November 2010		$—	$14,971	$—
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora II in March 2010		$—	$20,326	$—
Issuance of units in connection with the non-cash compensation expense related to the relief of the obligation on Navios Bonavis		$—	$—	$6,082

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners				Subordinated		Total
					Subordinated		Series A		Partners’
	General Partner		Common Unitholders		Unitholders		Unitholders		Capital
	Units		Units		Units		Units

Balance January 1, 2009	433,740	$(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	—	$—	$76,847

Cash distribution paid	—	(807)	—	(25,976)	—	(12,233)	—	—	(39,016)
Issuance of subordinated Series A Units	—	—	—	—	—	—	1,000,000	6,082	6,082
Proceeds from issuance of common units, net of offering costs	—	—	10,660,400	126,807	—	—	—	—	126,807
Proceeds from issuance of general partners units (see note 13)	237,968	2,948	—	—	—	—	—	—	2,948
Net income	—	724	—	25,277	—	8,321	—	—	34,322

Balance December 31, 2009	671,708	$(3,835)	24,291,815	$369,747	7,621,843	$(164,004)	1,000,000	$6,082	$207,990

Cash distribution paid	—	(1,853)	—	(57,773)	—	(12,690)	—	—	(72,316)
Issuance of units for vessel acquisitions	40,053	714	1,962,589	35,297	—	—	—	—	36,011
Proceeds from issuance of common units, net of offering costs	—	—	15,525,000	253,871	—	—	—	—	253,871

Proceeds from issuance of general partners units (see note 13)	316,838	5,436	—	—	—	—	—	—	5,436
Net income	—	1,223	—	50,823	—	8,465	—	—	60,511

Balance December 31, 2010	1,028,599	$1,685	41,779,404	$651,965	7,621,843	$(168,229)	1,000,000	$6,082	$491,503

Cash distribution paid	—	(3,068)	—	(79,169)	—	(13,262)	—	—	(95,499)
Issuance of units for vessel acquisitions	10,366	204	507,916	9,960	—	—	—	—	10,164

Proceeds from issuance of common units, net of offering costs	—	—	4,600,000	86,288	—	—	—	—	86,288

Proceeds from issuance of general partners units (see note 13)	93,878	1,848	—	—	—	—	—	—	1,848
Net income	—	1,307	—	60,506	—	3,522	—	—	65,335

Balance December 31, 2011	1,132,843	$1,976	46,887,320	$729,550	7,621,843	$(177,969)	1,000,000	$6,082	$559,639

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 –	DESCRIPTION OF BUSINESS

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

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its head offices in Piraeus, Greece.

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

As of December 31, 2011, there were outstanding: 46,887,320 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,132,843 general partnership units. Navios Holdings owns a 27.1% interest in Navios Partners, which includes the 2% general partner interest.

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b)	Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, and Liberia from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of each subsidiary.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of incorporation	Statement of income
Company name	Vessel name		2011	2010	2009

Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is	1/1 – 12/31	1/1 – 12/31	10/29 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sagittarius Shipping Corporation(*)	Navios Sagittarius	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/10 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is	1/1 – 12/31	1/8 – 12/31	—
Chilali Corp.	Navios Aurora II	Marshall Is	1/1 – 12/31	3/18 – 12/31	—
Surf Maritime Co.	Navios Pollux	Marshall Is	1/1 – 12/31	5/21 – 12/31	—
Pandora Marine Inc.	Navios Melodia	Marshall Is	1/1 – 12/31	11/15 – 12/31	—
Customized Development S.A.	Navios Fulvia	Liberia	1/1 – 12/31	11/15 – 12/31	—
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	5/19 – 12/31	—	—
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	5/19 – 12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Other
JTC Shipping and Trading Ltd(**)	Holding Company	Malta	1/1 – 12/31	3/18 – 12/31	—
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

(*)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010
(**)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash includes an amount of $7,642 held in retention and pledged accounts as required by Navios Partners’ credit facilities and an amount of $826 to guarantee a claim related to an owned vessel. As of December 31, 2011 and 2010 the restricted cash held in retention accounts was $8,468 and $824, respectively.

(f)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts at December 31, 2011 and 2010 was $49.

(g)	Insurance claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. As provided in the management agreement, adjustments and negotiations of settlements of any claim damages which are recoverable under insurance policies are managed by the Manager. Navios Partners pays the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range.

(h)	Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our dry bulk vessels based on a scrap value of $285 per lightweight ton, as we believe these levels are common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry docking and special surveys are included in the daily management fee of $4.5 per owned Ultra-Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel until November 16, 2011 and were therefore expensed as incurred. In October 2011, Navios Partners extended the duration of its existing management agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet at $4.65 daily rate per Ultra-Handymax vessel, $4.55 daily rate per Panamax vessel and $5.65 daily rate per Capesize vessel through December 31, 2013. From January 2014 to December 2017, Navios Partners expects that it will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet.

(j)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for the “impairment or disposal of long-lived assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value of the vessel and related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal 2011, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2013 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and an impairment charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(k)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Interest expense and write offs for each of the years ended December 31, 2011, 2010 and 2009 were: $530, $415 and $683, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. Management, after considering various indicators performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2011, there was no impairment of intangible assets.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange (losses)/gains recognized in the accompanying consolidated statements of income, in other income or expense, for each of the years ended December 31, 2011, 2010 and 2009 were $(4), $22 and $(12), respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“deferred calls”). Obligations for deferred calls are accrued annually based on information provided by the clubs regarding supplementary calls. Services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4.4 for each Panamax vessel, $5.5 for each Capesize vessel and $4.5 for each Ultra-Handymax vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(p)	Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues from profit-sharing are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by Navios Partners and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Time Charter Expenses: Time charter expenses comprise time charter hire, brokerage commissions, fuel costs and other miscellaneous expenses. Time charter expenses are expensed over the period of the time charter.

Management fees: In accordance with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4.4 per owned Panamax vessel, $5.5 per owned Capesize vessel and $4.5 per owned Ultra-Handymax vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel.

These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fees in the consolidated statements of income.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In October 2011, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

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

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the charter period.

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

For the year ended December 31, 2011, Navios Partners’ customers representing 10% or more of total revenue were, Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix which accounted for 22.2%, 18.5% and 13.2%, respectively. For the year ended December 31, 2010, Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and Cosco Bulk Carrier Co. Ltd. accounted for 27.7%, 11.8% and 11.2% respectively, of total revenue. For the year ended December 31, 2009, Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and The Sanko Steamship Co. Ltd. accounted for approximately 34.3%, 18.8% and 13.0% respectively, of total revenue. No other customers accounted for 10% or more of total revenue for any of the years presented.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Available Cash: Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of the business (including reserve for Maintenance and Replacement Capital Expenditures)

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of Available Cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2011 and 2010, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $18,569 and $14,669, respectively.

(s)	Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners was adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Partners beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Partners’ consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments did not have a significant impact on Navios Partners’ consolidated financial statements. There were no items of the comprehensive income arising in any of the periods presented.

Goodwill Impairment guidance

In September 2011, the FASB issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment will be adopted by Navios Partners in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on Navios Partners’ consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 3 –	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2011	December 31, 2010

Cash on hand and at banks	$20,704	$33,259
Short term deposits and highly liquid funds	27,374	18,019

Total cash and cash equivalents	$48,078	$51,278

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2011, Navios Partners held time deposits of $25,281 and money market funds of $2,093 with duration of less than three months. As of December 31, 2010, Navios Partners held time deposits of $18,019 with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4 –	ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2011	December 31, 2010

Accounts receivable	$4,884	$985
Less: Provision for doubtful receivables	(49)	(49)

Accounts receivable, net	$4,835	$936

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period

Year ended December 31, 2011	$(49)	$—	$—	$(49)
Year ended December 31, 2010	$(49)	$—	$—	$(49)
Year ended December 31, 2009	$(100)	$(49)	$100	$(49)

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 5 –	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2011	December 31, 2010

Prepaid voyage costs	$258	$467
Insurance claims	1,700	1,893
Other	219	214

Total prepaid expenses and other current assets	$2,177	$2,574

NOTE 6 –	VESSELS AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2009	$342,578	$(42,883)	$299,695
Additions	336,147	(23,484)	312,663

Balance December 31, 2010	$678,725	$(66,367)	$612,358
Additions	86,180	(31,325)	54,855

Balance December 31, 2011	$764,905	$(97,692)	$667,213

To date, for each of the vessels purchased from Navios Holdings, the vessel acquisition was effected through the acquisition of all of the capital stock of the vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the vessel and a charter-out contract. Management accounted for each acquisition as an asset acquisition. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses. The consideration paid, for each of these transactions, was allocated between the intangible assets (favorable lease term) and the vessel value.

On January 12, 2010, Sagittarius Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Navios Sagittarius for a cash payment of $25,000. In December 2009, Navios Partners exercised its option to purchase the vessel and paid $2,500 in advance. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $6,760 were transferred to vessel cost (see note 7). Costs related to vessel acquisition amounted to $255 and were also included in vessel cost.

On January 8, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Hyperion for a purchase price of $63,000 paid in cash. Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $32,338 was classified under vessels, net.

On March 18, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Aurora II for a purchase price of $110,000, consisting of $90,000 cash and the issuance of 1,174,219 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $17.0326 per common unit, which was the NYSE volume weighted average trading price of the common units for the 5 business days immediately prior to the acquisition. The transaction was valued based on the closing price of the day before the transaction. Favorable lease terms recognized through this transaction amounted to $42,524 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $67,802 was classified under vessels, net.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

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

On May 19, 2011, Navios Partners purchased from Navios Holdings the Navios Luz for a purchase price of $78,000 and the Navios Orbiter for a purchase price of $52,000. The purchase price consisted of 507,916 common units issued to Navios Holdings valued at $9,960 and cash of $120,000. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the date of the acquisition. For accounting purposes, the common units were valued based on the closing price on the day of the transaction, which was $19.61. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter out contract of the vessels (see note 7). The amounts of $55,097 for the Navios Luz and the amount of $31,083 for the Navios Orbiter were classified under vessels, net.

NOTE 7 –	INTANGIBLE ASSETS AND UNFAVORABLE LEASE TERMS

Intangible assets and unfavorable lease terms as of December 31, 2011 and 2010 consist of the following:

	Cost	Accumulated Amortization	Write-off of intangible asset	Net Book Value December 31, 2011
Unfavorable lease terms	$(8,486)	$8,486	$—	$—
Favorable lease terms charter out	235,654	(55,094)	(3,979)	176,581

Total	$227,168	$(46,608)	$(3,979)	$176,581

	Cost	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2010
Unfavorable lease terms	$(8,486)	$7,821	$—	$(665)
Favorable lease terms charter out	191,874	(21,783)	—	170,091
Favorable lease terms charter-in	3,543	(450)	(3,093)	—
Favorable vessel purchase option	3,667	—	(3,667)	—

Total	$190,598	$(14,412)	$(6,760)	$169,426

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amortization (expense)/income of favorable and unfavorable lease terms for the years ended December 31, 2011, 2010 and 2009 is presented in the following table:

	Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009

Unfavorable lease terms	$665	$1,997	$1,997
Favorable lease terms charter-out	(33,311)	(19,685)	(2,098)
Favorable lease terms charter-in	—	(2)	(448)

Total	$(32,646)	$(17,690)	$(549)

The aggregate amortizations of the intangibles are estimated to be as follows:

Year	Amount

2012	$35,921
2013	35,921
2014	25,078
2015	19,804
2016	14,995
2017 and thereafter	44,862

$176,581

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

On May 19, 2011, Navios Partners purchased from Navios Holdings, the Navios Luz, a 2010 built Capesize vessel and the Navios Orbiter, a 2004 built Panamax vessel. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels (see note 6).

The Navios Apollon was off-hire due to an engine breakdown and therefore the charter-out contract was terminated. The net book value of the favorable lease term that was attached to the time charter-out contract was $3,979 and was written-off in the statement of income.

During the year ended December 31, 2011, December 31, 2010 and December 31, 2009, favorable purchase option and favorable lease terms transferred to the acquisition cost of vessels amounted to $0, $6,760 and $0, respectively. The favorable purchase option and favorable lease terms that were transferred to the acquisition cost of vessels for the year ended December 31, 2010, related to the acquisition of vessel Navios Sagittarius (see note 6).

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.7 years for favorable lease terms charter out.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 8 –	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010

Creditors	$392	$90
Brokers	1,353	757
Insurances	165	11
Professional and legal fees	112	218

Total accounts payable	$2,022	$1,076

NOTE 9 –	ACCRUED EXPENSES

Accrued expenses as of December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010

Accrued voyage expenses	$1,279	$767
Accrued loan interest	1,397	813
Accrued legal and professional fees	310	361

Total accrued expenses	$2,986	$1,941

NOTE 10 –	DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not yet been completed. In addition, in January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract is allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract in August 2013. As of December 31, 2011 and December 31, 2010, the deferred voyage revenue of $15,150 and $21,567, respectively, included the unamortized amount of the lump sum amount related to the Navios Hope of $10,992 and $17,754, respectively. As of December 31, 2011, the current and long-term portion of the lump sum amount was $6,762 and $4,230, respectively.

NOTE 11 –	BORROWINGS

Borrowings as of December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010

Credit facility	$326,050	$321,500
Less current portion	(36,700)	(29,200)

Total long term borrowings	$289,350	$292,300

On November 15, 2007, Navios Partners entered into a Credit Facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provided for borrowings of up to $260,000 with a margin from 0.80% to 1.25% depending on the loan to value ratio, of which $165,000 was drawn on November 16, 2007. Out of this amount, $160,000 was paid to Navios Holdings as part of the purchase price of the capital stock of the subsidiaries that owned or had rights to the eight vessels in Navios Partners’ initial fleet. The balance of the drawn amount of $5,000 was used as working capital.

The availability of the $60,000 provided by the Credit Facility was cancelled in June 2009.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On January 11, 2010, March 30, 2010 and June 1, 2010, Navios Partners borrowed additional amounts of $24,000, $30,000 and $35,000 under new tranches to its Credit Facility to partially finance the acquisitions of the Navios Apollon, the Navios Sagittarius, the Navios Hyperion, the Navios Aurora II and the Navios Pollux.

On December 15, 2010, Navios Partners borrowed an additional amount of $50,000 under a new tranche to its Credit Facility to partially finance the acquisitions of the Navios Melodia and the Navios Fulvia. The amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that began in February 2011. The facility is repayable in 24 quarterly installments of $7,300 each and three quarterly installments of $12,300 each with a final balloon payment of $109,400 to be repaid on the last repayment date. In 2011, Navios Partners repaid $29,000 under its Credit facility.

During 2010 and in accordance with ASC 470-50-40-21, each amendment to the Credit Facility resulted in a greater borrowing capacity and therefore, new costs incurred plus any unamortized deferred costs are deferred and amortized over the remaining term of the amended arrangement.

On May 27, 2011, Navios Partners entered into the May 2011 Credit Facility with the Lenders, and borrowed an amount of $35,000 to partially finance the acquisitions of the Navios Luz and the Navios Orbiter. The May 2011 Credit Facility has a maturity of seven years and is repayable in 28 quarterly installments of $625 each with a final balloon payment of $17,500 to be repaid on the last repayment date. The May 2011 Credit Facility bears interest at a rate of LIBOR plus 270 bps and also requires compliance with certain financial covenants. In 2011, Navios Partners repaid $1,250 under the May 2011 Credit Facility.

On September 30, 2011, Navios Partners amended its credit facilities by adding new guarantors and providing for a minimum of $5,000 to be kept in a pledged account with the Lenders.

As of December 31, 2011, our facilities are fully drawn and the total borrowings under the Credit Facilities amount to $326,050.

As of December 31, 2011, Navios Partners was in compliance with the financial covenants of its Credit Facilities.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The Credit Facilities contain a number of restrictive covenants that prohibit Navios Partners from, among other things: undertaking new investments unless such is approved by the bank; incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The Credit Facilities also require Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The Credit Facilities also require compliance with a number of financial covenants of Navios Partners, including tangible Net Worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity including pledged accounts. It is an event of default under the loan facilities if such covenants are not complied with.

The maturity table below reflects the principal payments due under its Credit Facilities based on Navios Partners’ $326,050 outstanding balance as of December 31, 2011.

Year	Amount

2012	$36,700
2013	31,700
2014	36,700
2015	31,700
2016	36,700
2017 and thereafter	152,550

$326,050

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 12 –	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value

Cash and cash equivalents	$48,078	$48,078	$51,278	$51,278
Restricted cash	8,468	8,468	824	824
Accounts receivable, net	4,835	4,835	936	936
Accounts payable	(2,022)	(2,022)	(1,076)	(1,076)
Amounts due to related parties	(4,077)	(4,077)	(2,633)	(2,633)
Long-term debt	(326,050)	(326,050)	(321,500)	(321,500)

NOTE 13 –	ISSUANCE OF UNITS

On April 13, 2011, Navios Partners completed its public offering of 4,000,000 common units at $19.68 per unit and raised gross proceeds of approximately $78,720 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $161 were approximately $75,178. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,607. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount, raising gross proceeds of $11,808 and net proceeds, including the underwriting discount, of approximately $11,277. As a result of the exercise of the overallotment option, Navios Partners issued 12,245 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $241.

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz for a purchase price of $78,000 and the Navios Orbiter for a purchase price of $52,000. The purchase price consisted of 507,916 common units of Navios Partners issued to Navios Holdings and cash of $120,000. The number of the common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the date of the acquisition. For accounting purposes, the common units were valued based on the closing price on the day of the transaction, which was $19.61. Navios Partners issued 10,366 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $204 (see Note 6).

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

(Expressed in thousands of U.S. Dollars except unit and per unit data)

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

(Expressed in thousands of U.S. Dollars except unit and per unit data)

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

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

Europe	$24,436	$26,067	$26,049
Asia	147,642	99,442	52,768
North America	7,218	9,716	5,683
Australia	7,657	8,006	8,143

Total	$186,953	$143,231	$92,643

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 15 –	INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

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

(Expressed in thousands of U.S. Dollars except unit and per unit data)

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

In the opinion of management, the ultimate disposition of these matters will not adversely affect Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia, filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.

The future minimum commitments by period as of December 31, 2011, of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount

2012	$9,891
2013	9,864
2014	6,594
2015	1,005
2016	—

$27,354

NOTE 17 –	LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions), is as follows:

Amount

2012	$188,839
2013	158,522
2014	98,823
2015	83,288
2016	69,668
2017 and thereafter	212,815

$811,955

NOTE 18 –	TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.5 daily rate per Ultra-Handymax vessel; (b) $4.4 daily rate per Panamax vessel; and (c) $5.5 daily rate per Capesize vessel for the two-year period that ended on November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel.

These daily fees cover all of the vessels’ operating expenses, including the cost of dry dock and special surveys. Total management fees for the year ended December 31, 2011, 2010 and 2009 amounted to $26,343, $19,746 and $11,004, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for each of the three years ended December 31, 2011, 2010 and 2009 amounted to $3,447, $2,725 and $1,845, respectively.

Balance due to related parties: Amounts due to related parties as of December 31, 2011 is $4,077 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $4,736, administrative service expenses and other expenses amounting to $900 and off-set by an amount due from the Manager amounting to $1,559.

Amounts due to related parties as of December 31, 2010 is $2,633 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $2,682, administrative service expenses amounting to $750 and an amount due from the Manager amounting to $799.

Vessel Acquisitions: On January 8, 2010, Navios Partners acquired from Navios Holdings the Navios Hyperion for a purchase price of $63,000 (see Note 6). Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter out contract of the vessel.

On March 18, 2010, Navios Partners acquired from Navios Holdings the Navios Aurora II for a purchase price of $110,000. Favorable lease terms recognized through this transaction amounted to $42,524 and were related to the acquisition of the rights on the time charter-out contract of the vessel. The purchase price of the vessel consisted of 1,174,219 common units of Navios Partners issued to Navios Holdings and cash of $90,000. The common units were issued at $17.0326 per common unit, which reflects the NYSE volume weighted average price of the common units for the five business days prior to the date of the acquisition of the vessel (see Note 6).

On May 21, 2010, Navios Partners acquired from Navios Holdings the Navios Pollux for a purchase price of $110,000 (see Note 6). Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter-out contract of the vessel.

On November 15, 2010, Navios Partners acquired from Navios Holdings the Navios Melodia for a purchase price of $78,800 and the Navios Fulvia for a purchase price of $98,200. Favorable lease terms recognized through this transaction amounted to $13,802 for the Navios Melodia and $31,199 for the Navios Fulvia and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price consisted of 788,370 common units issued to Navios Holdings and cash of $162,000. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the date of the acquisition (see Note 6).

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz for a purchase price of $78,000 and the Navios Orbiter for a purchase price of $52,000. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price consisted of 507,916 common units issued to Navios Holdings valued at $9,960 and cash of $120,000. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the date of the acquisition (see Note 6).

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

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

On April 18, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2011 of $0.43 per unit. The distribution was paid on May 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on May 5, 2011. The aggregate amount of the declared distribution was $23,939.

On July 25, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2011 of $0.44 per unit. The distribution was paid on August 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on August 5, 2011. The aggregate amount of the declared distribution was $24,829.

On October 21, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2011 of $0.44 per unit. The distribution was paid on November 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on November 8, 2011. The aggregate amount of the declared distribution was $24,829.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement. Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the years ended December 31, 2011, 2010 and 2009.

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

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

Net income	$65,335	$60,511	$34,322
Earnings attributable to:
Common unit holders	60,506	50,823	25,277
Subordinated unit holders	3,522	8,465	8,321
General partner unit holders	1,307	1,223	724

Subordinated Series A unit holders	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	45,409,807	33,714,905	17,174,185
Subordinated unit holders	7,621,843	7,621,843	7,621,843
General partner unit holders	1,102,689	864,017	516,441

Subordinated Series A unit holders	1,000,000	1,000,000	1,000,000

Earnings per unit (basic and diluted):
Common unit holders	$1.33	$1.51	$1.47
Subordinated unit holders	$0.46	$1.11	$1.09
General partner unit holders	$1.19	$1.42	$1.40
Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.76	$1.76	$1.87
Subordinated unit holders	$1.75	$1.69	$1.61
General partner unit holders	$2.90	$2.35	$1.91
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.43)	$(0.25)	$(0.40)
Subordinated unit holders	$(1.29)	$(0.58)	$(0.52)
General partner unit holders	$(1.71)	$(0.93)	$(0.51)

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 20 –	SUBSEQUENT EVENTS

On January 24, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2011 of $0.44 per unit. The distribution was paid on February 14, 2012 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 9, 2012. The aggregate amount of the declared distribution was $24,829.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units.