Form 20-F
period 2012-12-31
Navios Maritime Partners L.P.
filed 2013-03-15
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

60,109,163 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No  ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                ☐  Item 18

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	our anticipated growth strategies;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, drybulk commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders;

•	our ability to leverage to our advantage Navios Maritime Holdings Inc.(“Navios Holdings”)’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•

our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement and the administrative services agreement with Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) and for reimbursements for fees and costs of our general partner;

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

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2012 and 2011 and operating results for the years ended December 31, 2012, 2011, and 2010, is derived from our audited consolidated financial statements of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”) which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and December 31, 2008 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2012	2011	2010	2009	2008
	(Expressed in thousands of U.S. dollars-except per unit data)
Statement of Income Data
Time charter revenues	$205,435	$186,953	$143,231	$92,643	$75,082
Time charter expenses	(12,937)	(13,473)	(12,027)	(13,925)	(11,598)
Direct vessel expenses	(25)	(61)	(92)	(415)	(578)
Management fees	(31,689)	(26,343)	(19,746)	(11,004)	(9,275)
General and administrative expenses	(5,555)	(4,965)	(4,303)	(3,208)	(3,798)
Depreciation and amortization	(71,622)	(63,971)	(41,174)	(15,877)	(11,865)
Write-off of intangible asset	—	(3,979)	—	—	—
Interest expense and finance cost, net	(10,127)	(9,244)	(6,360)	(8,048)	(9,216)
Interest income	229	821	1,017	261	301
Compensation expense	—	—	—	(6,082)	—
Other income	22,598	272	85	94	23
Other expenses	(409)	(675)	(120)	(117)	(318)
Income before income taxes	$95,898	$65,335	$60,511	$34,322	$28,758
Net income	$95,898	$65,335	$60,511	$34,322	$28,758
Earnings per unit (basic and diluted):
Common unit (basic and diluted)	$1.61	$1.33	$1.51	$1.47	$1.56
Subordinated unit (basic and diluted)	$—	$0.46	$1.11	$1.09	$1.22
General partner unit (basic and diluted)	$1.95	$1.19	$1.42	$1.40	$1.53
Balance Sheet Data (at period end)
Current assets, including cash	$70,033	$63,558	$55,612	$92,579	$29,058
Vessels, net	721,391	667,213	612,358	299,695	291,340
Total assets	954,952	909,924	840,885	436,756	322,907
Current portion of long-term debt	23,727	36,700	29,200	—	40,000
Total long-term debt, including current portion	299,709	326,050	321,500	195,000	235,000
Total Owner’s Net Investment and Partners’ Capital	618,694	559,639	491,503	207,990	76,847
Cash Flow Data
Net cash provided by operating activities	$179,081	$127,464	$96,018	$80,565	$41,744
Net cash used in investing activities	(109,698)	(120,000)	(447,757)	(69,100)	(69,505)
Net cash (used in)/provided by financing activities	(85,329)	(10,664)	325,139	38,039	46,040
Fleet Data:
Vessels at end of period(1)	21	18	16	11	9

(1)	Includes owned and chartered-in vessels.

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2011 to December 31, 2012, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,336 and a high of $17,115. Additionally, during the period from January 1, 2011 to December 31, 2012, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $2,644 and a high of $32,889 and the Baltic Dry Index experienced a low of 647 points and a high of 2,173 points. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

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

All of our time charters are scheduled to expire on dates ranging from May 2013 to September 2022. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply;

•	types and sizes of vessels;

•	development of an increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	general economic and market conditions affecting the shipping industry.

If the market values of our owned vessels decrease, we may breach covenants contained in our credit facilities. We purchased the majority of our vessels from Navios Holdings based on market prices that were for certain vessels at historically high levels. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking until December 31, 2013 are included in a daily fee that we pay the Manager under a management agreement. In October 2011, we fixed the rate with the Manager for the period from November 17, 2011 until December 31, 2013 at: (a) $4,650 daily rate per owned Ultra-Handymax vessel, (b) $4,550 daily rate per Panamax vessel and (c) $5,650 daily rate per Capesize vessel, while the term of the management agreement is until December 31, 2017. From January 1, 2014 to December 31, 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for that period. In the event our management agreement is not renewed, we will separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

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

If we purchase additional vessels in the future, we generally will be required to make installment payments prior to their delivery. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or minimum quarterly distributions we must make prior to generating cash from the operation of the vessel. We filed a shelf registration statement on November 2, 2010, under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million, approximately of which $354.6 million of which is currently available.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we successfully obtain necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional preferred and common equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our quarterly distributions to our preferred unitholders and minimum quarterly distribution to our common unitholders, which could have a material adverse effect on our ability to make cash distributions to all of our unitholders.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities and our interest rates under our credit facilities may fluctuate and may impact our operations.

As of December 31, 2012, all of our facilities were fully drawn and the total borrowings under our credit facilities amounted to $299.7 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

On July 31, 2012, we entered into a credit facility for $290.45 million in order to refinance and merge two existing credit facilities. On August 8, 2012, we entered into another credit facility, and borrowed an amount of $44.0 million. As of December 31, 2012 the outstanding loan balance under Navios Partners’ credit facilities was $299.7 million.

The operating and financial restrictions and covenants in our credit facilities and any future credit facilities could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facilities require the consent of our lenders or limit our ability to, among other items:

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

In addition, our credit facilities require us to:

•	maintain a required security amount of over 140%;

•	maintain minimum free consolidated liquidity of at least the higher of $20.0 million and the aggregate of interest and principal falling due during the previous six months;

•	maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00;

•	maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and

•	maintain a minimum net worth to $250.0 million.

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

The loss of a customer, charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.

For the fiscal year ended December 31, 2012, we had 18 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. For the fiscal year ended December 31, 2011, we had 15 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. For the year ended December 31, 2010, we had 12 charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and Cosco Bulk Carrier Co. Ltd., and which accounted for approximately 27.7%, 11.8% and 11.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented.

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

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

To mitigate this risk we have insured certain of our long-term charter-out contracts until the end of 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million or through a separate agreement with Navios Holdings up to a maximum cash payment of $20.0 million. Our agreements provide that if the charterer goes into payment default, the respective insurer will reimburse us for the charter payments under the terms of the cover (subject to applicable deductibles and other customary limitations for such type of insurance).

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.

The risks and costs associated with vessels increase as the vessels age.

As of March 14, 2013, the vessels in our fleet have an average age of approximately 6.3 years and most drybulk vessels have an expected life of approximately 25-28 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of our management agreement with the Manager, only the costs of routine drydocking repairs are included in the daily management fee of $4,650 per owned Ultra-Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel, which are fixed until December 31, 2013. From January 1, 2014 to December 31, 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. The North American ECA came into effect on August 1, 2012, and the United States Caribbean Sea ECA came into force on January 1, 2013, having effect from January 1, 2014. These ECAs will limit SOx, NOx and particulate matter emissions. In California has adopted more stringent low sulfur fuel requirements within California regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These Energy Efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

For all vessels, including those operated under our fleet at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of January 31, 2013 was in effect in 68 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The right of vessel owners to limit liability incurred under the Bunker Convention depends on the applicable national or international regime. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’ s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which was expected to report back to its Marine Environment Protection Committee in late 2012. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session on 1 to 5 October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping.

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

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in the period ahead. As of January 31, 2013 the Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

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

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower our revenues by taking vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

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

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay distributions.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas and Lloyd’s Register.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2012, the value of the U.S. dollar as compared to the Euro decreased by approximately 2.0% compared with the respective value as of December 31, 2011. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2009 acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. A recent and significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. These piracy attacks resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas. Premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business and operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.

Concerns relating to the European sovereign debt crisis have recently intensified. While Greece, Portugal and Ireland have been the most affected countries thus far, with each agreeing to a rescue package with the European Union and the International Monetary Fund, there are fears that other European countries may be further affected by increasing public debt burdens and weakening economic growth prospects. On January, 13, 2012, Standard and Poor’s Rating Services downgraded the long-term ratings for nine Eurozone nations, including France, Italy and Spain. Since then, Standard and Poor’ s, Moody’s Investors Service and other credit ratings agencies have further downgraded certain Eurozone nations, most recently with Fitch Ratings’ downgrade of Italy’s sovereign rating on March 8, 2013. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greek and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

The United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Additionally, uncertainty regarding tax policy and government spending in the United States have created an uncertain environment which could reduce demand for our services. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the reprising of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or new business acquisitions.

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

We could face risks attendant to changes in economic environments, changes in interest rates, tax policies, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

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

Common unitholders have limited voting rights and our partnership agreement restricts the voting rights of common unitholders owning more than 4.9% of our common units.

Holders of our common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for three year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 662 / 3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts common unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected independent directors.

Our general partner and its affiliates, including Navios Holdings, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.

Navios Holdings indirectly owns the 2.0% general partner interest and a 21.4% limited partner interest in us, and owns and controls our general partner. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Fees and cost reimbursements, which the Manager determines for services provided to us, are significant, are payable regardless of profitability and reduce our cash available for distribution.

Under the terms of our management agreement with the Manager, we pay a daily fee of $4,650 per owned Ultra-Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel for technical and commercial management services provided to us by the Manager from November 17, 2011 until December 31, 2013. The term of the management agreement is until December 31, 2017.

The daily fee paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us. While this fee is fixed until December 31, 2013, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet until December 31, 2017, which may result in significantly higher fees that period. All of the fees we are required to pay to the Manager under the management agreement are payable without regard to our financial condition or results of operations. In addition, the Manager provides us with administrative services, including the services of our officers and directors, pursuant to an administrative services agreement which has a term until December 31, 2017, and we reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions to unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•

The vote of the holders of at least 66 2 / 3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns 21.4% of the total number of outstanding common units.

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

•

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

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

As of March 14, 2013, Navios Holdings owned 14,223,763 common units and 1,332,334 general partner units, representing a 23.4% interest in us based on all outstanding common units and general partnership units.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2012 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Internal Revenue Code, or the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) applies, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

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

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country, including Greece, will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

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

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units, excluding the subordinated Series A units, converted into 7,621,843 shares of common units and on June 29, 2012, the outstanding subordinated Series A units converted into 1,000,000 shares of common units.

As of December 31, 2012, there were outstanding: 60,109,163 common units, and 1,226,721 general partnership units. Navios Holdings owned a 25.2% interest in Navios Partners, which included the 2% general partner interest. As of March 14, 2013, Navios Holdings owned 14,223,763 common units and 1,332,334 general partnership units, representing a 23.4% interest, which includes the 2% general partner interest.

Equity Offerings and Issuances

2013

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63.7 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.3 million were approximately $60.8 million. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.3 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9.6 million and net proceeds, including the underwriting discount, of approximately $9.1 million and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

2012

On May 8, 2012, Navios Partners completed its public offering of 4,600,000 common units at $15.68 per unit and raised gross proceeds of approximately $72.1 million to fund its fleet expansion. The net proceeds of this offering were approximately $68.7 million. Pursuant to this offering, Navios Partners issued 93,878 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.5 million.

2011

On April 13, 2011, Navios Partners completed its public offering of 4,000,000 common units at $19.68 per unit and raised gross proceeds of approximately $78.7 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million were approximately $75.2 million. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.6 million. On the same date, Navios Partners completed the exercise of the over-allotment option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the over-allotment option, Navios Partners raised additional gross proceeds of $11.8 million and net proceeds, including the underwriting discount, of approximately $11.3 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

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

Vessel Acquisitions

On June 15, 2012, Navios Partners acquired from Navios Holdings the Navios Buena Ventura, a 179,259 dwt Capesize vessel built in 2010, for a cash purchase price of $67.5 million. Upon delivery of the vessel, the remaining term of its charter-out contract was 8.4 years at a net rate of $29,356 per day.

On June 29, 2012, Navios Partners entered into an agreement with a third party for the acquisition of the Navios Soleil, a 57,337 dwt Ultra-Handymax vessel built in 2009, for a cash purchase price of $20.7 million. The vessel was delivered on July 24, 2012.

On June 29, 2012, Navios Partners entered into an agreement with a third party for the acquisition of the Navios Helios, a 77,075 dwt Panamax vessel built in 2005, for a cash purchase price of $20.8 million. The vessel was delivered on July 27, 2012.

The acquisition of the three vessels was financed with the proceeds from the offering of 4,600,000 common units on May 8, 2012 described above and the balance with bank financing.

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

B. Business Overview

Introduction

We are an international owner and operator of drybulk carriers formed by Navios Holdings (NYSE: NM), a vertically integrated seaborne shipping company with over 55 years of operating history in the drybulk shipping industry. Our vessels are chartered-out under medium to long-term time charters with an average remaining term of approximately three years to a strong group of counterparties, including Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines Ltd., Constellation Energy Group and Rio Tinto.

Our Fleet

Our fleet consists of 12 Panamax vessels, seven Capesize vessels and two Ultra-Handymax vessels. Our fleet of high quality dry cargo vessels has an average age of approximately six years, which is significantly younger than the current industry average of about ten years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from three to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet:

Owned Vessels	Type	Built	Capacity (DWT)	Charter-out Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	February 2013	$12,500	(2)
				February 2014	$13,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	December 2013	$8,906
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	September 2015	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Helios	Panamax	2005	77,075	September 2013	$9,738
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(3)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Fantastiks	Capesize	2005	180,265	March 2014	$14,678	(4)
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(5)	Capesize	2010	179,132	September 2022	$29,356	(6)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(7)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(7)
Long-term Chartered-in Vessels
Navios Prosperity(8)	Panamax	2007	82,535	June 2013	$12,000	(10)
Navios Aldebaran(9)	Panamax	2008	76,500	May 2013	$14,725

(1)	Net time charter-out rate per day (net of commissions). These rates do not include insurance proceeds received upfront in December 2012.
(2)	Profit sharing 50% on the actual results above the period rates.
(3)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(4)	Amount represents daily rate of mitigation proceeds following the default of the original charterer.
(5)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.
(6)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(7)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(8)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($44.2 million based upon the exchange rate at December 31, 2012) declining each year by 145 million Yen ($1.7 million based upon the exchange rate at December 31, 2012).
(9)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($41.9 million based upon the exchange rate at December 31, 2012) declining each year by 150 million Yen ($1.8 million based upon the exchange rate at December 31, 2012).
(10)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•

Additional demand for seaborne transportation of drybulk commodities. The marine industry is fundamental to international trade, as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. In 2012, approximately 3.5 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2003 to 2012, trade in all drybulk commodities experienced an aggregate increase of 53%. The increase in demand and ton-mile demand for drybulk carriers has been driven by increasing global industrial production and consumption and international trade, economic growth and urbanization in China, Russia, Brazil, India and the Far East, with attendant increases in steel production, power generation and grain consumption. World growth continued to recover during 2012 and we believe that these global market dynamics will be the major growth factors for the foreseeable future.

•

Demand for long-term time charter contracts with modern drybulk vessels. There are several factors impacting the current and future supply of drybulk vessels available for cargos. We expect to benefit from these trends as many customers are seeking longer-term time charter contracts in order to secure tonnage for the carriage of their drybulk shipments. These trends are being driven by the following factors. First, there are currently several inefficient infrastructure bottlenecks due to long-term under-investment in global transportation infrastructure that are causing delays in cargo discharging and loading at main exporting terminals worldwide. These delays, coupled with increasing voyage lengths from producers to consumers requiring additional ton-miles to service the demands of the global drybulk trade, are reducing the supply of vessels available for hire at any particular time. Second, scrapping of older tonnage has reduced net fleet growth over the past two years: owners scrapped over 23 million DWT in 2011 and over 33 M DWT in 2012. As of the beginning of 2013 over 13% of the industry’s drybulk vessels were 20 or more years old and, with an economic and commercial life of approximately 25 years, many of these vessels will need to be disposed of in the coming years.

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

•

High-quality, flexible fleet. Our fleet consists of 12 modern, Panamax vessels, seven modern Capesize vessels and two Ultra-Handymax vessels. The average age of the vessels in our fleet is significantly lower than the average age of the world drybulk fleet. Our fleet had an average age of 6.3 years as of February 2013, compared to a current industry average age of about 10.0 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•

Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered-out under medium to long-term time charters with an average remaining charter duration of approximately three years to a strong group of counterparties consisting of, amongst others: Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines Ltd., Rio Tinto and Constellation Energy. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•

Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize medium to long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have an average remaining charter duration of approximately three years and have staggered charter expirations. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

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

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our major customers are: Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix. For the year ended December 31, 2012, these customers accounted for 22.8%, 16.0% and 13.0%, respectively, of total revenues. For the year ended December 31, 2011, Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. For the year ended December 31, 2010, Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and Cosco Bulk Carrier Co. Ltd., accounted for approximately 27.7%, 11.8% and 11.2%, respectively, of total revenues. No other customers accounted for more than 10% of total revenue for any of the years presented.

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

Competition

The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,670 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 9,500 vessels, aggregating approximately 679 million dwt as of December 31, 2012. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Bocimar, Louis Dreyfus/Cetragpa and Torvald Klaveness.

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

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Handymax and Panamax vessels and $0.2 million per Capesize vessels for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for all the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

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

Navios Partners’ protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Partners acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $70.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $70.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1 billion in excess of $2.07 billion, i.e. $3.07 billion in total. For passengers and crew claims the overall limit is $3.0 billion any one event any one vessel with a sub-limit of $2.0 billion for passengers.

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

Credit Risk Insurance

We have insured certain of our long-term charter-out contracts until the end of 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million or through a separate agreement with Navios Holdings up to a maximum cash payment of $20.0 million. Our agreements provide that if the charterer goes into payment default, the respective insurer will reimburse us for the charter payments under the terms of the cover (subject to applicable deductibles and other customary limitations for such type of insurance).

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

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on 1 January 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code (ISPS Code).

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, the Manager voluntarily implements and maintains certifications pursuant to the International Organization for Standardization, or ISO, for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

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

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from 1 January 2012, then progressively reducing to 0.50% effective from 1 January 2020, subject to a feasibility review to be completed no later than 2018; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel and North America, including Canada and the United States. In addition, the United States Caribbean Sea ECA came into force on 1 January 2013, having effect from 1 January 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from 1 January 2015), as well as nitrogen oxide after treatment requirements that will become applicable to the Baltic and North Sea ECAs in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in the period ahead. As of 31 January 2013, the Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However, on 1 October 2012, it announced that it would propose measures to monitor verify and report on greenhouse-gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process. In the United States, in 2007 the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of 31 January 2013, the Convention has been ratified by 36 states, representing 29.07% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

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

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA currently limits liability of responsible parties to the greater of $1000 per gross ton or $0.85 million per containership that is over 300 gross tons. These amounts are periodically adjusted for inflation.

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

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America Emission Control Area (ECA) standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

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

International laws governing civil liability to pay compensation or damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of January 31, 2013 it was in effect in 68 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Internal Revenue Code, or the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2012 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation: We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income: Substantially all of our gross income is attributable to the transportation of drybulk and related products. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income derived from, or in connection with, the use, the hiring for use, or the leasing for use (if any) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter income and bareboat charter income (if any).

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2012 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of income we have earned and are expected to earn. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries, that have elected to be disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2012. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2012.

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

The Net Basis Tax and Branch Profits Tax: If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income (if any), is attributable to a fixed place of business in the United States.

We believe that, for our fiscal year ended December 31, 2012, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2012.

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

On July 31, 2012, Navios Partners entered into a credit facility agreement with Commerzbank AG and DVB Bank AG (the “July 2012 Credit Facility”) for $290.5 million. The July 2012 Credit Facility was entered into to refinance and merge Navios Partners’ two existing facilities with the same banks. The July 2012 Credit Facility matures on November 30, 2017. In December 2012, Navios Partners amended the July 2012 Credit Facility to prepay $24.6 million. The prepayment will be applied in partial settlement of the next installments. As of December 31, 2012 the outstanding balance was $256.6 million and is repayable in 20 installments in various amounts during the term of the July 2012 Credit Facility consisting of $5.0 million (five quarterly installments), $7.0 million (13 quarterly installments) and $11.8 million (two quarterly installments) with a final payment of $117.4 million. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as debt modification in accordance with ASC470 Debt.

On August 8, 2012, Navios Partners entered into a facility agreement with DVB Bank SE and ABN AMRO Bank N.V., and borrowed an amount of $44.0 million (the “August 2012 Credit Facility”) to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil The August 2012 Credit Facility matures on February 9, 2018 and is repayable in 22 equal quarterly installments of $0.9 million each with a final balloon payment of $23.7 million to be repaid on the last repayment date. The August 2012 Credit Facility bears interest at a rate of LIBOR plus 350 bps.

As of December 31, 2012, the total borrowings under the Navios Partners’ credit facilities were $299.7 million. As of December 31, 2012, Navios Partners was in compliance with the financial covenants of its credit facilities.

Equity Offerings and Issuances

On February 6, 2013, Navios Partners issued 5,175,000 common units at $14,15 per unit and raised gross proceeds of $73.2 million (excluding the general partner contribution) to fund its fleet expansion.

During fiscal 2012, Navios Partners completed one equity offering, issued a total amount of 4,600,000 common units and raised gross proceeds of $72.1 million (excluding the general partner contribution) to fund its fleet expansion.

During fiscal 2011, Navios Partners completed one equity offering, issued a total amount of 4,600,000 common units and raised gross proceeds of $90.5 million (excluding the general partner contribution) to fund its fleet expansion. In addition, during fiscal 2011, Navios Partners issued a total amount of 507,916 common units to Navios Holdings to fund vessel acquisitions.

As of March 14, 2013, there were outstanding: 65,284,163 common units and 1,332,334 general partnership units. Navios Holdings owns a 23.4% interest in Navios Partners, which includes the 2% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

On June 15, 2012, Navios Partners acquired from Navios Holdings the Navios Buena Ventura, for a purchase price of $67.5 million. Favorable lease terms recognized through this transaction amounted to $21.2 million for the Navios Buena Ventura and were related to the acquisition of the rights on the time charter-out contract of the vessel. The amount of $46.3 million for the Navios Buena Ventura was classified under vessels, net.

On July 24, 2012, Navios Partners acquired the Navios Soleil from an unrelated third party, for an acquisition cost of $21.1 million in cash consideration.

On July 27, 2012, Navios Partners acquired the Navios Helios from an unrelated third party, for an acquisition cost of $21.1 million in cash consideration.

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

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2010 to December 31, 2012.

	Vessel name	Country of incorporation	Statement of income
Company name			2012	2011	2010
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/08 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	3/18 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/21 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	11/15 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	11/15 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	5/19 – 12/31	—
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	5/19 – 12/31	—
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	6/15 – 12/31	—	—
Golem Navigation Limited	Navios Soleil	Marshall Is.	5/09 – 12/31	—	—
Kymata Shipping Co.	Navios Helios	Marshall Is.	6/18 – 12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	3/18 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from three to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the fiscal year ended December 31, 2012, we had 18 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. For the fiscal year ended December 31, 2011, we had 15 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, a wholly- owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2013), provides us with a strong base of stable cash flows.

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

To mitigate this risk we have insured certain of our long-term charter-out contracts until 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million or through a separate agreement with Navios Holdings up to a maximum cash payment of $20.0 million. Our agreements provide that if the charterer goes into payment default, the respective insurer will reimburse us for the charter payments under the terms of the cover (subject to applicable deductibles and other customary limitations for such type of insurance).

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

•

repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);

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

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•

any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

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

A. Operating results

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table presents consolidated revenue and expense information for the years ended December 31, 2012 and 2011. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year ended December 31, 2012	Year ended December 31, 2011
	(In thousands of U.S. dollars)
Time charter revenues (includes related party revenue of $7,357 and $0 for the years ended December 31, 2012 and 2011)	$205,435	$186,953
Time charter expenses	(12,937)	(13,473)
Direct vessel expenses	(25)	(61)
Management fees	(31,689)	(26,343)
General and administrative expenses	(5,555)	(4,965)
Depreciation and amortization	(71,622)	(63,971)
Write-off of intangible asset	—	(3,979)
Interest expense and finance cost, net	(10,127)	(9,244)
Interest income	229	821
Other income	22,596	272
Other expense	(407)	(675)

Net income	$95,898	$65,335

Time Charter Revenues: Time charter revenues for the year ended December 31, 2012 increased by $18.4 million or 9.8% to $205.4 million, as compared to $187.0 million for the year ended December 31, 2011. The increase was mainly attributable to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011, the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012. As a result of these vessel acquisitions, available days of the fleet increased to 7,002 days for the year ended December 31, 2012, as compared to 6,251 days the year ended December 31, 2011. TCE decreased to $28,907 for the year ended December 31, 2012, from $29,909 for the year ended December 31, 2011.

Time Charter Expenses: Time charter expenses for the year ended December 31, 2012 decreased by $0.6 million or 12.5% to $12.9 million, as compared to $13.5 million for the year ended December 31, 2011. The decrease was mainly attributable to the decrease in off-hire charges of $0.4 million, a decrease in bunkers of $0.4 million and a decrease in other expenses of $0.2 million, mitigated by an increase in brokers’ expenses of $0.4 million.

Management Fees: Management fees for the year ended December 31, 2012, increased by $5.4 million or 20.5% to $31.7 million, as compared to $26.3 million for the year ended December 31, 2011. The increase was mainly attributable to the increased number of owned vessels in Navios Partners’ fleet and the increase in fixed management fees effective from November 17, 2011.

In accordance with the Management Agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,550 per owned Panamax vessel, $5,650 per owned Capesize vessel and $4,650 per owned Ultra-Handymax vessel until December 31, 2013.

General and Administrative Expenses: General and administrative expenses increased by $0.6 million or 12.0% to $5.6 million for the year ended December 31, 2012, as compared to $5.0 million for the year ended December 31, 2011. The increase was mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.

Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with these services. In October 2011, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. For the year ended December 31, 2012 and 2011, the expenses charged by the Manager for administrative fees were $3.9 million and $3.5 million, respectively. The balance of $1.7 million and $1.5 million of general and administrative expenses, for the year ended December 31, 2012 and 2011, respectively, relate to legal and professional fees, as well as audit fees and directors’ fees.

Depreciation and Amortization: Depreciation and amortization amounted to $71.6 million for the year ended December 31, 2012 compared to $64.0 million for the year ended December 31, 2011. The increase of $7.6 million was attributable to: (a) an increase in depreciation expense of $3.0 million due to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011, the Navios Buena Ventura on June 15, 2012, the Navios Soleil on July 24, 2012, and the Navios Helios on July 27, 2012; and (b) an increase in amortization expense of $4.6 million due to the favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from three to 12 years.

Write-off of intangible asset: The Navios Apollon was off-hire due to an engine breakdown and therefore the charter-out contract was terminated. The net book value of the favorable lease term that was attached to the charter-out contract was $4.0 million and was written-off in the Statement of Income.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2012 increased by $0.9 million or 9.8% to $10.1 million, as compared to $9.2 million for the year ended December 31, 2011. The increase was mainly due to the higher weighted average interest rate of 2.90% for the year ended December 31, 2012, compared to 2.62% for the year ended December 31, 2011, mitigated by the decrease in the weighted average balance outstanding of the credit facilities to $314.7 million for the year ended December 31, 2012 from $328.4 million for the year ended December 31, 2011. As of December 31, 2012 and 2011, the outstanding loan balance under Navios Partners’ credit facilities was $299.7 million and $326.1 million, respectively.

Interest income: Interest income decreased by $0.6 million to $0.2 million for the year ended December 31, 2012, as compared to $0.8 million for the year ended December 31, 2011.

Other income: Other income increased by $22.3 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase was mainly due to the gain of $22.5 million related to the credit default insurance settlement. Please read “Note 20” of our financial statements.

Other expense: Other expense decreased by $0.3 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011.

Net income: Net income for the year ended December 31, 2012 amounted to $95.9 million compared to $65.3 million for the year ended December 31, 2011. The increase in net income of $30.6 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the year ended December 31, 2012 of $148.9 million, compared to $115.9 million for the year ended December 31, 2011. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities” contained herein).

Seasonality: Since Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

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

Depreciation and Amortization: Depreciation and amortization amounted to $64.0 million for the year ended December 31, 2011 compared to $41.2 million for the year ended December 31, 2010. The increase of $22.8 million was attributable to: (a) an increase in depreciation expense of $7.8 million due to the acquisitions of the Navios Sagittarius and the Navios Hyperion on January 8, 2010, the acquisition of the Navios Aurora II on March 18, 2010, the acquisition of the Navios Pollux on May 21, 2010, the acquisitions of the Navios Fulvia and the Navios Melodia on November 15, 2010 and the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011; and (b) an increase in amortization expense of $15.0 million due to the favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from three to 12 years.

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

Seasonality: Since Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

B. Liquidity and Capital Resources

Credit facilities

In November 2007, Navios Partners entered into the $260.0 million Credit Facility with Commerzbank AG and DVB Bank AG (the “Lenders”) which was amended at various times thereafter.

On May 27, 2011, Navios Partners entered into the May 2011 Credit Facility with the Lenders, and borrowed an amount of $35.0 million to partially finance the acquisitions of the Navios Luz and the Navios Orbiter.

On July 31, 2012, Navios Partners entered into a credit facility agreement with Commerzbank AG and DVB Bank AG (the “July 2012 Credit Facility”) for $290.5 million. The July 2012 Credit Facility was entered into to refinance and merge Navios Partners’ two existing facilities consisting of the Credit Facility, as amended, and the May 2011 Credit Facility. The July 2012 Credit Facility matures on November 30, 2017. In December 2012, Navios Partners amended the July 2012 Credit Facility to prepay $24.6 million. The prepayment will be applied in partial settlement of the next installments. As of December 31, 2012 the outstanding balance was $256.6 million and is repayable in 20 installments in various amounts during the term of the July 2012 Credit Facility consisting of $5.0 million (five quarterly installments), $7.0 million (13 quarterly installments) and $11.8 million (two quarterly installments) with a final payment of $117.4 million. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as debt modification in accordance with ASC470 Debt.

On August 8, 2012, Navios Partners entered into the August 2012 Credit Facility, and borrowed an amount of $44.0 million to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil. The August 2012 Credit Facility matures on February 9, 2018 and is repayable in 22 equal quarterly installments of $0.9 million each with a final balloon payment of $23.7 million to be repaid on the last repayment date. The August 2012 Credit Facility bears interest at a rate of LIBOR plus 350 bps.

As of December 31, 2012, the total borrowings under the Navios Partners’ credit facilities were $299.7 million. As of December 31, 2012, Navios Partners was in compliance with the financial covenants of its credit facilities.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Partners, including Net Worth, debt coverage ratios and minimum liquidity. It is an event of default under the loan facilities if such covenants are not complied with.

The credit facilities also require us to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our credit facilities require us to:

•	maintain a required security amount of over 140%;

•	maintain minimum free consolidated liquidity of at least the higher of $20.0 million and the aggregate of interest and principal falling due during the previous six months;

•	maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00;

•	maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and

•	maintain a minimum net worth to $250.0 million.

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

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on November 9, 2010 under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million, approximately $354.6 million of which is currently available.

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

As of December 31, 2012, all of our facilities were fully drawn and the total borrowings under our credit facilities amounted to $299.7 million.

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

On May 8, 2012, Navios Partners completed its public offering of 4,600,000 common units at $15.68 per unit and raised gross proceeds of approximately $72.1 million to fund its fleet expansion. The net proceeds of this offering were approximately $68.7 million. Pursuant to this offering, Navios Partners issued 93,878 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.5 million.

On January 21, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2012 of $0.4425 per unit. The distribution was paid on February 14, 2013 to all holders of record of common and general partner units on February 8, 2013. The aggregate amount of the declared distribution was $27.6 million.

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63.7 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs estimated at $0.3 million were approximately $60.8 million. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.3 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9.6 million and net proceeds, including the underwriting discount, of approximately $9.1 million and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

As of March 14, 2013, there were outstanding: 65,284,163 common units and 1,332,334 general partnership units. The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units and the 2.0% general partner interest is $85.9 million. During the years ended December 31, 2012, 2011 and 2010, the aggregate amount of cash distribution paid was $106.9 million, $95.5 million and $72.3 million, respectively.

Cash flows for the year ended December 31, 2012 compared to the year ended December 31, 2011:

The following table presents cash flow information for the years ended December 31, 2012 and 2011. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2012	Year Ended December 31, 2011
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$179,081	$127,464
Net cash used in investing activities	(109,698)	(120,000)
Net cash used in financing activities	(85,329)	(10,664)
Change in cash and cash equivalents	$(15,946)	$(3,200)

Cash provided by operating activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash provided by operating activities increased by $51.6 million to $179.1 million for the year ended December 31, 2012 as compared to $127.5 million for the same period in 2011.

Net income increased by $30.6 million to $95.9 million for the year ended December 31, 2012, from $65.3 million for the year ended December 31, 2011. In determining net cash provided by operating activities for the year ended December 31, 2012, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $71.6 million, $0.8 million amortization and write-off of deferred financing cost and $0.03 million amortization of deferred dry dock costs. For the year ended December 31, 2011, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $64.0 million, a $4.0 million write-off of intangible assets, $0.5 million amortization of deferred financing cost and $0.06 million amortization of deferred dry dock costs.

Restricted cash increased from $8.5 million for the year ended December 31, 2011 to $29.5 million for the year ended December 31, 2012. Restricted cash includes an amount of $28.7 million held in retention and pledged accounts as required by Navios Partners’ credit facilities and an amount of $0.8 million to guarantee a claim related to an owned vessel.

Accounts receivable increased by $2.9 million, from $4.8 million at December 31, 2011, to $7.7 million at December 31, 2012 due to the increase in amounts due from charterers.

Prepaid expenses and other current assets decreased by $1.6 million, from $2.2 million at December 31, 2011, to $0.6 million at December 31, 2012.

Other long term assets increased by $0.2 million, from $0.1 million at December 31, 2011, to $0.3 million at December 31, 2012.

Accounts payable increased by $0.1 million, from $2.0 million at December 31, 2011, to $2.1 million at December 31, 2012.

Accrued expenses increased by $0.6 million from $3.0 million at December 31, 2011 to $3.6 million at December 31, 2012. The primary reasons for the increase were a $0.2 million provision on loss in time charter in progress at the year-end, an increase in accrued voyage expenses by $0.9 million and an increase by $0.1 million in other accrued expenses, partially offset by a decrease in accrued loan interest of $0.6 million.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions decreased by $6.0 million from $15.1 million at December 31, 2011 to $9.1 million at December 31, 2012. Out of the $9.1 million at December 31, 2012, the amount of $4.2 million represents the short- term portion of unamortized deferred revenue received from the counterparty to the Navios Hope. Please read “Note 10” of our financial statements.

Amounts due to related parties increased by $17.7 million, from $4.0 million at December 31, 2011, to $21.7 million for the year ended December 31, 2012. The increase was mainly attributable to an increase in accrued management fees by $12.4 million, an increase in accrued administrative expenses by $1.2 million and an increase in other payables due to affiliated companies by $4.1 million.

Cash used in investing activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash used in investing activities was $109.7 million for the year ended December 31, 2012 as compared to $120.0 million for the same period in 2011.

On June 15, 2012, Navios Partners acquired from Navios Holdings the Navios Buena Ventura, for a purchase price of $67.5 million. Favorable lease terms recognized through this transaction amounted to $21.2 million for the Navios Buena Ventura and were related to the acquisition of the rights on the time charter-out contract of the vessel. The amount of $46.3 million for the Navios Buena Ventura was classified under vessels, net.

On July 24, 2012, Navios Partners acquired the Navios Soleil from an unrelated third party, for an acquisition cost of $21.1 million in cash consideration.

On July 27, 2012, Navios Partners acquired the Navios Helios from an unrelated third party, for an acquisition cost of $21.1 million in cash consideration.

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

Cash used in financing activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash used in financing activities increased by $74.6 million to $85.3 million outflow for the year ended December 31, 2012, as compared to $10.7 million for the same period in 2011.

Cash used in financing activities of $85.3 million for the year ended December 31, 2012 was due to: (a) $68.6 million proceeds from the issuance of 4,600,000 common units in May 2012, net of offering costs; (b) $1.5 million from the issuance of additional general partnership units; and (c) proceeds of $44.0 million on August 8, 2012, under the August 2012 Credit Facility. This overall increase was partially offset by: (a) loan repayments of $70.3 million; (b) payment of a total cash distribution of $106.9 million;(c) payment of $1.1 million financing costs relating to the August 2012 Credit Facility of $44.0 million; and (d) increase of $21.1 million in restricted cash related to the amounts held in retention accounts in order to service debt payments as required by Navios Partners’ credit facilities.

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

Restricted cash increased from $0.8 million for the year ended December 31, 2010 to $8.5 million for the year ended December 31, 2011. Restricted cash included an amount of $7.7 million held in retention and pledged accounts as required by Navios Partners’ credit facilities and an amount of $0.8 million to guarantee a claim related to an owned vessel.

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

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(Expressed in thousands of U.S. dollars)
Net Cash from Operating Activities	$179,081	$127,464	$96,018
Net increase in operating assets	1,565	3,430	2,287
Net (increase)/decrease in operating liabilities	(12,314)	2,982	3,887
Net interest cost	9,898	8,423	5,343
Write-off of intangible asset	—	(3,979)	—
Deferred finance charges	(787)	(530)	(415)

EBITDA(1)	$177,443	$137,790	$107,120
Write-off of intangible asset	—	3,979	—

Adjusted EBITDA	$177,443	$141,769	$107,120
Cash interest income	262	801	1,086
Cash interest paid	(9,957)	(8,131)	(5,806)
Maintenance and replacement capital expenditures	(18,869)	(18,569)	(14,669)

Operating Surplus	$148,879	$115,870	$87,731

(1)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(Expressed in thousands of U.S. dollars)
Net cash provided by operating activities	$179,081	$127,464	$96,018
Net cash used in investing activities	$(109,698)	$(120,000)	$(447,757)
Net cash (used in)/provided by financing activities	$(85,329)	$(10,664)	$325,139

EBITDA and Adjusted EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

Adjusted EBITDA represents EBITDA plus the non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.

EBITDA and Adjusted EBITDA are presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted EBITDA increased by $35.6 million to $177.4 million for the year ended December 31, 2012, as compared to $141.8 million for the same period in 2011. The increase in Adjusted EBITDA was due to an $18.4 million increase in revenue following the acquisitions of the five vessels at various times through July 2012 the Navios Luz, the Navios Orbiter, the Navios Buena Ventura, the Navios Soleil and the Navios Helios, a $0.6 million decrease in time charter expenses, a $22.3 million increase in other income mainly from the credit default insurance settlement and a $0.3 million decrease in other expense. The above increase was partially offset by a $5.4 million increase in management fees and a $0.6 million increase in general and administrative expenses as a result of the increased number of vessels in Navios Partners’ fleet.

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

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt”. As of December 31, 2012 and December 31, 2011, long-term debt amounted to $276.0 million and $289.4 million, respectively. The current portion of long-term debt amounted to $23.7 million and $36.7 million as of December 31, 2012 and December 31, 2011, respectively. As of December 31, 2012, all of our facilities were fully drawn.

Capital Expenditures

During the years ended December 31, 2012, 2011 and 2010, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt, owner’s contribution and equity raisings. Capital expenditures for the years ended December 31, 2012, 2011 and 2010 amounted to $109.7 million, $120.0 million and $447.8 million, respectively. For the year ended December 31, 2012, expansion capital expenditures of $109.7 million related to the acquisition of the Navios Buena Ventura in June 2012 and the acquisition of the Navios Helios and the Navios Soleil in July 2012. For the year ended December 31, 2011, expansion capital expenditures of $120.0 million related to the acquisition of the Navios Luz and the Navios Orbiter in May 2011. For the year ended December 31, 2010, expansion capital expenditures of $447.8 million related to the acquisition of the Navios Sagittarius and the Navios Hyperion in January 2010 and the acquisition of the Navios Aurora in March 2010, the Navios Pollux in May 2010 and the Navios Melodia and the Navios Fulvia in November 2010.

Maintenance for our vessels and expenses related to drydocking are included in the fee we pay our Manager under our Management Agreement. In October 2009, we fixed the rate with the Manager for a period of two years until November 2011, while the initial term of the Management Agreement was set to expire in November 2012. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. The fee we pay to the Manager includes commercial and technical services and any costs associated with scheduled drydockings during the term of the Management Agreement.

Replacement Reserve

Our annual replacement reserve for the years ended December 31, 2012 and 2011 was $18.9 million and $18.6 million, respectively, for replacing our vessels at the end of their useful lives.

The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life; and (iii) a relative net investment rate.

Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2012:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$23,727	$66,036	$185,371	$24,575	$299,709
Operating lease obligations(2)	$9,864	$7,599	$—	$—	$17,463
Total contractual obligations	$33,591	$73,635	$185,371	$24,575	$317,172

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities which are based on LIBOR plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.65% to 1.95% per annum.
(2)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions. As of December 31, 2012, Navios Partners had entered into charter-in agreements for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel until June 2014 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($44.2 million based on the exchange rate at December 31, 2012), declining pro rata each year by 145 million Japanese Yen ($1.7 million based on the exchange rate at December 31, 2012). The Navios Aldebaran is a chartered-in vessel for seven years until March 2015 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($41.9 million based on the exchange rate at December 31, 2011) declining pro rata each year by 150 million Japanese Yen ($1.8 million based on the exchange rate at December 31, 2012).

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

As of December 31, 2012, Navios Partners owned and operated a fleet of 19 vessels, with an aggregate carrying value of $881.8 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2012, the carrying value of 16 of Navios Partners’ vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $161.9 million in the aggregate (the unrealized loss).

As of December 31, 2011, the carrying value of 11 of Navios Partners’ vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $99.3 million in the aggregate (the unrealized loss).

As of December 31, 2010, the carrying value of 6 of Navios Partners’ vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $79.4 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2012, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price (1)	Carrying Value as of December 31, 2012 (1)
	(In millions of U.S. dollars)
Navios Libra II	11/16/2007	$26.3	$14.5	*
Navios Alegria	11/16/2007	38.9	28.2	*
Navios Felicity	11/16/2007	31.3	19.2	*
Navios Gemini S	11/16/2007	24.3	13.3	*
Navios Galaxy I	11/16/2007	30.7	21.4
Navios Hope	07/01/2008	80.0	64.1	*
Navios Apollon	10/29/2009	32.0	19.5	*
Navios Fantastiks	05/02/2008	87.5	70.2	*
Navios Sagittarius	01/12/2010	59.4	45.1
Navios Hyperion	01/08/2010	63.0	36.8	*
Navios Aurora II	03/18/2010	110.3	91.2	*
Navios Pollux	05/21/2010	110.0	92.2	*
Navios Melodia	11/15/2010	78.8	71.4	*
Navios Fulvia	11/15/2010	98.2	79.5	*
Navios Luz	05/19/2011	78.0	70.9	*
Navios Orbiter	05/19/2011	52.0	37.7	*
Navios Buena Ventura	06/15/2012	67.5	65.2	*
Navios Soleil	07/24/2012	21.1	20.7
Navios Helios	07/27/2012	21.1	20.7	*

		$1,110.4	$881.8

(1)	All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2012, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

During the fourth quarter of fiscal 2012, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2013 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2012, as the undiscounted projected net operating cash flows exceeded the carrying value.

In connection with its annual impairment testing on its vessels as of December 31, 2012, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 35.16% to 92.21% (depending on the vessel).

In addition, the Company compared the ten-year historical average (of the one-year charter rate for similar vessels), with current rates for five-year, three-year and one-year charters (for similar vessels). A comparison of the ten-year historical average (of the one-year charter rate) and the current rates for five-year, three-year and one-year charters (for similar vessels) follows (as of December 31, 2012):

	Current Time Charter Rates of Various Terms (for Similar Vessels) vs. Ten-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% above (below) the 10-Year average)
Ultra-Handymax	-6.7%	-33.2%	-55.1%
Panamax	-4.8%	-36.5%	-62.3%
Capesize	-10.2%	-54.1%	-70.5%

As disclosed elsewhere, the Company’s fleet includes 16 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $161.9 million in the aggregate (the unrealized loss). If testing for impairment using current rates for five-year (for similar vessels) in lieu of the ten-year historical average, none of Navios Partners’ vessels would have carrying values in excess of their projected undiscounted future cash flows. If testing for impairment using current rates for three-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the ten-year historical average(of the one-year charter rate for similar vessels), Navios Partners estimates that 1 and 6 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2012, the 10-year historical average rates for its vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were less than 5% higher than the Company’s daily time charter equivalent rate achieved in fiscal year 2012 of $28,907 per day. For vessels under fixed contract as of December 31, 2012, the actual charter contract rates vary from a minimum of $7,000 net per day to a maximum of $50,588 net per day.

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

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry docking and special surveys are included in the daily management fee of $4,650 per owned Ultra-Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel until December 31, 2013. From January 2014 to December 2017, Navios Partners expects that it will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet.

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

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Partners beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Partners’ consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	48	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	40	Chief Financial Officer
George Achniotis	48	Executive Vice President-Business Development and Director
Shunji Sasada	55	Director
Serafeim Kriempardis	65	Director (Class III)
Robert Pierot	55	Director (Class I)
John Karakadas	51	Director (Class I)
Vasiliki Papaefthymiou	44	Secretary

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 85 Akti Miaouli Street, Piraeus Greece 185 38.

Angeliki Frangou has been Navios Maritime Partners L.P. Chairman and CEO since August 2007. In addition, Ms. Frangou serves as the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. , Navios Partners’ sponsor, since August 2005, and as the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, an owner operator of tanker vessels which also trades on the New York Stock Exchange. Ms. Frangou is also the Chairman of the board of directors of Navios South American Logistics since inception in December 2007. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. As of September 2012, Ms. Frangou is also serving as a Board member of Eurobank Ergasias S.A. (one of the largest commercial banks in Greece). During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

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

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of marine assets ranging from United States US Flag inland waterway marine assets, both United States and non-United States Flagged vessels ranging from large bulk carriers, tankers, container vessels and vessels that are used to service the offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. Mr. Pierot served as a board member for Chiles Offshore prior to its sale to another U.S. publicly traded offshore drilling rig company. Additionally, Mr. Pierot serves as a member of the United States Department of Transportation’s Shipbuilding Subcommittee, the Marine Transportation System National Advisory Council. Since 1980, Mr. Pierot has been a member of the Board of Directors of the Hellenic-American Chamber of Commerce. Presently, he serves as the Chairman of this organization.

John Karakadas was appointed to our Board of Directors in October 2007. Mr. Karakadas is the Senior Managing Partner of AESION LLC, a turnaround and restructuring firm engaged in projects globaly. From April 2007 until 2011, Mr. Karakadas has served as Executive Director and Deputy CEO of Marfin Investment Group, an Athens Exchange listed Investment Company. From 2005 to 2011, Mr. Karakadas has served as Chairman and Chief Executive Officer of SingularLogic, a southeastern European software vendor and information technology services provider listed on the Athens Exchange. In 2011, from the position of Executive Chairman of the Board of Directors of Olympic Air, he led the successful turnaround process following its privatization. Also, since 2004, he has served on the Board of Directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the CEO of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a B.B.A. in Industrial Management from Kent State University. Mr. Karakadas also serves on our Audit Committee and is an independent director.

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

On March 1, 2013, Michael Sarris resigned as our Class II director following his appointment as the Minister of Finance in Cyprus. We are currently searching for Mr Sarris’ replacement.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse the Manager and certain affiliates for expenses incurred pursuant to the management agreement and administrative services agreement we entered into with the Manager. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2012, 2011 and 2010 no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our officers including our Chief Executive Officer and our Chief Financial Officer are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2012, 2011 and 2010, the fee charged by the Manager for administrative services was $3.9 million, $3.4 million and $2.7 million, respectively.

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

For the years ended December 31, 2012, aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board. For the years ended December 31, 2011, aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board. For the years ended December 31, 2010 the aggregate annual compensation paid to our current non-management executive directors was $0.16 million and $0.1 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as the Class I elected directors and will serve until our annual meeting of unitholders in 2015, as their term was renewed for three years during our 2012 annual meeting of unitholders; one of the four directors was designated as the Class II elected director and, upon their appointment (following Mr Sarris’ resignation), will serve until our annual meeting of unitholders in 2013 as the term was renewed for three years during our 2010 annual meeting of unitholders; and the remaining director was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2014. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

Two independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our conflicts committee are Messrs. John Karakadas and Serafeim Kriempardis.

In addition, we have an audit committee of two independent directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. John Karakadas and Serafeim Kriempardis and our audit committee financial expert is Mr. Kriempardis.

As a result of the resignation of Mr. Sarris, upon appointment of a new independent director, we anticipate adding this director to the conflicts committee and the audit committee.

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

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 14, 2013, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 11, 2013 (60 days after March 12, 2013) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (65,284,163), not including general partner units (1,332,334). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)(2)	500,000	*
Efstratios Desypris	—	—
George Achniotis	*	*
Robert Pierot	*	*
Shunji Sasada	*	*
Serafeim Kriempardis	*	*
John Karakadas	*	*
Vasiliki Papaefthymiou	*	*
All directors and officers as a group (7 persons) (2)(3)	570,000	*

*	Less than 1%
(1)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.
(2)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as our directors, Shunji Sasada. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.
(3)	Each director, executive officer and key employee, beneficially owns less than one percent of the outstanding common units.

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 12, 2013, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 11, 2013 (60 days after March 12, 2013) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based all outstanding common units (65,284,163), not including the general partner units (1,332,334).

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	14,223,763	21.4%
Kayne Anderson Capital Advisors, L.P.(3)	4,509,861	6.9%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Ted Petrone, Spyridon Magoulas, John Stratakis, George Malanga and Efstathios Loizos.
(3)	Based on a Schedule 13G/A filed on January 10, 2013 with the SEC and reporting the units are owned by investment accounts managed by Kayne Anderson Capital Advisors, L.P.

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

B. Related Party Transactions

As of December 31, 2012, Navios Holdings, the sole member of our General Partner, owned 14,223,763 common units, representing a 23.2% limited partner interest in us based on all outstanding common units. Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

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

On June 14, 2012, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel the Navios Buena Ventura, for a purchase price of $67.5 million.

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

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis upon its delivery to Navios Holdings. Navios Holdings was released from the Omnibus Agreement restrictions for two years until June 29, 2011 in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of: (a) the consummation of a business combination by Navios Acquisition;(b) the liquidation of Navios Acquisition; and (c) June 2011.

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

The management agreement may be terminated prior to the end of its initial term by us upon 120 days notice if there is a change of control of the Manager, or by the Manager upon 120 days notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by the Manager upon 120 days notice if:

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

Furthermore, at any time after the first anniversary of the management agreement, the management agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365 days notice for any reason other than those described above.

In addition to the fixed daily fees payable under the management agreement, the management agreement provides that the Manager is entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

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

•

repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);

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

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•

any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Under the management agreement, neither we nor the Manager are liable for failure to perform any of our or its obligations, respectively, under the management agreement by reason of any cause beyond our or its reasonable control.

In addition, the Manager has no liability for any loss arising in the course of the performance of the commercial and technical management services under the management agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager ’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability is limited to $3.0 million for each incident or series of related incidents.

Further, under our management agreement, we have agreed to indemnify the Manager and its employees and agents against all actions which may be brought against them under the management agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the management agreement by the Manager.

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

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. Total general and administrative expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $3.9 million, $3.4 million and $2.7 million, respectively.

Management Fees

Pursuant to the management agreement dated November 16, 2007, the Manager provided commercial and technical management services to our vessels. In October 2009, we fixed the rate with the Manager for a period of two years until November 2011. The management fees we paid to the Manager were: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydocking and special surveys. Total management fees for the years ended December 31, 2012, 2011 and 2010 amounted to $31.7 million, $26.3 million and $19.7 million, respectively.

Other

On November 15, 2012, Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of December 31, 2012, the Company has not put forth any claims to Navios Holdings in connection with this supplemental insurance.

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

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0%

general partner interest (not including subordinated Series A units that are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units) is approximately $85.9 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our existing credit facilities.

During the years ended December 31, 2012, 2011 and 2010 the aggregate amount of cash distribution paid was $106.9 million, $95.5 million, and $72.3 million, respectively.

On January 21, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2012 of $0.4425 per unit. The distribution was paid on February 14, 2013 to all holders of record of common and general partner units on February 8, 2013. The aggregate amount of the declared distribution was $27.6 million.

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

Subordinated Series A units

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings had received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The subordinated Series A units were not eligible to receive distributions until the third anniversary of their issuance, at which point they would automatically convert into common units and receive distributions in accordance with all other common units. As of June 29, 2012, all subordinated Series A units were converted into common units.

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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated(1) Unitholders (2)	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

(1)	As of January 1, 2012, all subordinated units, excluding subordinated Series A units, were converted into common units.
(2)	As of June 29, 2012, all subordinated Series A units were converted into common units.

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9.	The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2012	$16.94	$11.59
December 31, 2011	$21.38	$11.31
December 31, 2010	$20.03	$14.50
December 31, 2009	$15.80	$6.39
December 31, 2008	$18.85	$3.36
Quarter Ended:
March 31, 2013 (through March 11, 2013)	$14.84	$12.84
December 31, 2012	$13,33	$12,13
September 30, 2012	$15.23	$13.16
June 30, 2012	$16.73	$11.59
March 31, 2012	$16.94	$15.00
December 31, 2011	$17.01	$12.49
September 30, 2011	$19.13	$11.31
June 30, 2011	$21.38	$16.80
March 31, 2011	$20.82	$18.13
Month Ended:
February 28, 2013	$14.47	$13.26
January 31, 2013	$14.84	$12.84
December 31, 2012	$13.33	$12.13
November 30, 2012	$15,78	$12,11
October 31, 2012	$15.55	$14.48
September 30, 2012	$15.05	$14.70

Item 10.	Additional Information

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

On June 10, 2009, we executed the Second Amended and Restated Agreement of Limited Partnership of Navios Partners. The Second Amended and Restated Agreement of Limited Partnership designated a new series of subordinated units as Subordinated Series A Units (the “Series A Units”).

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the then outstanding subordinated units converted into 7,621,843 shares of common units (conversion excluded the subordinated Series A units) and on June 29, 2012, the outstanding subordinated Series A units converted into 1,000,000 shares of common units.

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

•

Ninth Supplemental Agreement dated March 30, 2012, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010, May 31, 2011 and September 30, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for a $35.0 million term loan facility, dated May 27, 2011, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Supplemental Agreement, dated December 4, 2012, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for a $44.0 million term loan facility, dated July 31, 2012, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

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

E. Taxation of Holders

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to beneficial owners of our common units and, unless otherwise noted in the following discussion, is the opinion of Thompson Hine LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Internal Revenue Code (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change or differing interpretations by the Internal Revenue Service (the “IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar or (iv) beneficial owners of common units that own 10% or more (by vote or value) of our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been obtained or will be requested from the IRS regarding any matter affecting us or holders of our common units. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units.

Each beneficial owner of our common units should consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person”.

Distributions

Subject to the discussion below of the rules applicable to a passive foreign investment company (a “PFIC”), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to the common units will be treated as foreign source income and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “non-corporate U.S. Holder”) generally will be treated as “qualified dividend income” that is taxable to such non-corporate U.S. Holder at preferential capital gain tax rates, provided that: (i) our common units are traded on an “established securities market” in the United States (such as the New York Stock Exchange where our common units are traded) and are “readily tradeable” on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value) in a common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed under “—Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common units, such U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) and may carry forward a long-term capital loss indefinitely.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we will not be a PFIC with respect to any taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

Our counsel’s opinion is based principally on their conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

Our counsel has advised us that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

The opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, there is a possibility that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder (i) recognizes gain on the actual or deemed disposition of our common unit, (ii) receives certain actual or deemed distributions from us or (iii) makes any of certain reportable elections (including a QEF election or a mark-to-market election). The U.S. Holder also would be required to file an annual report, with respect to each taxable year beginning on or after March 18, 2010, containing such information as the IRS may require in the revised IRS Form 8621. Until the IRS releases the revised IRS Form 8621, this additional reporting requirement is suspended (although a U.S. Holder that is currently otherwise required to file IRS Form 8621 (e.g., upon an actual or deemed disposition of PFIC stock) must continue to file the current IRS Form 8621). However, following the release of the revised IRS Form 8621, U.S. Holders for which the filing of IRS Form 8621 has been suspended for a taxable year will be required to attach IRS Form 8621 for each suspended taxable year to their next income tax or information return required to be filed with the IRS. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us and the relevant subsidiaries. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common units owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common units are no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common units would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such common units. Additionally, to the extent that any of our subsidiaries is a PFIC, the foregoing consequences would apply to the U.S. Holder’s deemed receipt of any excess distribution on, or gain deemed realized on the disposition of, the stock of such subsidiary deemed owned by the U.S. Holder.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units not held in a trade or business, but will be reduced by any deductions properly allocable to such income or net gain.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder”.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

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

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

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

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations under this legislation.

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2012, the value of U.S. dollar decreased by approximately 2.0% as compared to the Euro.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2012, 2011 and 2010, we paid interest on our outstanding debt at a weighted average interest rate of 2.9%, 2.6% and 2.3%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2012, 2011 and 2010, by $2.0 million, $3.3 million and $2.6 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the fiscal year ended December 31, 2012, we had 18 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. For the fiscal year ended December 31, 2011, we had 15 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. For the year ended December 31, 2010, we had 12 charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and Cosco Bulk Carrier Co. Ltd., and which accounted for approximately 27.7%, 11.8% and 11.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

To mitigate this risk we have insured certain of our long-term charter-out contracts until 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120 million or through a separate agreement with Navios Holdings up to a maximum cash payment of $20 million. Our agreements provide that if the charterer goes into payment default, the respective insurer will reimburse us for the charter payments under the terms of the cover (subject to applicable deductibles and other customary limitations for such type of insurance).

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

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2012.

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

B. Management’s annual report on internal control over financial reporting

The management of Navios Partners is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Partners’ internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2012, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Navios Partners’ Audit Committee consists of two independent directors, Serafeim Kriempardis and John Karakadas. The Board of Directors has determined that Serafeim Kriempardis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Kriempardis is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2012 and 2011 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2012 and 2011 were $0.2 million and $0.3 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2012 and 2011.

Tax Fees

There were no tax fees billed in 2012 and 2011.

Other Fees

There were no other fees billed in 2012 and 2011.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2012.

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

Item	19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(2)

1.3	Certificate of Formation of Navios GP L.L.C.(1)

1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.7	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(3)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(4)

4.11	Registration Rights Agreement(4)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(5)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(6)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(7)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(7)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(8)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(9)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(10)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(11)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(12)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(13)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement (14)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(16)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(13)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.28	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(17)

4.29	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(15)

4.30	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(15)

4.31	Acquisition Omnibus Agreement*

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of PricewaterhouseCoopers S.A.*

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.
(9)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.
(10)	Previously filed as an exhibit to a Report on Form 6-K filed on April 8, 2010 and hereby incorporated by reference.
(11)	Previously filed as an exhibit to a Report on Form 6-K filed on June 11, 2010 and hereby incorporated by reference.
(12)	Previously filed as an exhibit to a Report on Form 6-K filed on March 1, 2011 and hereby incorporated by reference.
(13)	Previously filed as an exhibit to a Report on Form 6-K filed on June 8, 2011 and hereby incorporated by reference.
(14)	Previously filed as an exhibit to a Report on Form 6-K filed on October 5, 2011 and hereby incorporated by reference.
(15)	Previously filed as an exhibit to a Report on Form 6-K filed on October 24, 2011 and hereby incorporated by reference.
(16)	Previously filed as an exhibit to a Report on Form 6-K filed on April 9, 2012 and hereby incorporated by reference.
(17)	Previously filed as an exhibit to a Report on Form 6-K filed on September 5, 2012 and hereby incorporated by reference.
(18)	Previously filed as an exhibit to a Report on Form 6-K filed on January 31, 2013 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 15, 2013

INDEX

Page
NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2012 AND DECEMBER 31, 2011	F-3
CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010	F-4
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010	F-5
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR EACH OF THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010	F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7
EX-4.31
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-15.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2012 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 15, 2013

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	3	$32,132	$48,078
Restricted cash	3	29,529	8,468
Accounts receivable, net	4	7,778	4,835
Prepaid expenses and other current assets	5	594	2,177

Total current assets		70,033	63,558

Vessels, net	6	721,391	667,213
Deferred financing costs, net		2,767	2,466
Other long term assets		282	106
Intangible assets	7	160,479	176,581
Total non-current assets		884,919	846,366

Total assets		$954,952	$909,924

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$2,090	$2,022
Accrued expenses	9	3,599	2,986
Deferred voyage revenue	10	9,112	10,920
Current portion of long-term debt	11	23,727	36,700
Amounts due to related parties	18	21,748	4,077

Total current liabilities		60,276	56,705

Long-term debt	11	275,982	289,350
Deferred voyage revenue	10	—	4,230

Total non-current liabilities		275,982	293,580

Total liabilities		336,258	350,285

Commitments and contingencies	16	—	—
Partners’ capital:
Common Unitholders (60,109,163 and 46,887,320 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively)	13	616,604	729,550
Subordinated Unitholders (0 and 7,621,843 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively)	13	—	(177,969)
General Partner (1,226,721 and 1,132,843 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively)	13	2,090	1,976
Subordinated Series A Unitholders (0 and 1,000,000 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively)	13	—	6,082

Total partners’ capital		618,694	559,639

Total liabilities and partners’ capital		$954,952	$909,924

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Time charter revenues (includes related party revenue of $7,357, $0 and $0 for the years ended December 31, 2012, 2011 and 2010, respectively)	14,18	$205,435	$186,953	$143,231
Time charter expenses		(12,937)	(13,473)	(12,027)
Direct vessel expenses		(25)	(61)	(92)
Management fees	18	(31,689)	(26,343)	(19,746)
General and administrative expenses	18	(5,555)	(4,965)	(4,303)
Depreciation and amortization	6,7	(71,622)	(63,971)	(41,174)
Write-off of intangible asset	7	—	(3,979)	—
Interest expense and finance cost, net	11	(10,127)	(9,244)	(6,360)
Interest income		229	821	1,017
Other income	20	22,598	272	85
Other expense		(409)	(675)	(120)

Net income		$95,898	$65,335	$60,511

Earnings per unit (see note 19):

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income	$95,898	$65,335	$60,511
Weighted average units outstanding (basic and diluted)
Common unit holders	58,008,617	45,409,807	33,714,905
Subordinated unit holders	—	7,621,843	7,621,843
General partner unit holders	1,193,889	1,102,689	864,017
Subordinated Series A unit holders	—	1,000,000	1,000,000
Earnings per unit (see Note 19):
Common unit (basic and diluted)	$1.61	$1.33	$1.51
Subordinated unit (basic and diluted)	$—	$0.46	$1.11
General partner unit (basic and diluted)	$1.95	$1.19	$1.42
Subordinated Series A unit (basic and diluted)	$—	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
OPERATING ACTIVITIES
Net income		$95,898	$65,335	$60,511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	71,622	63,971	41,174
Write-off of intangible asset	7	—	3,979	—
Amortization and write-off of deferred financing cost		787	530	415
Amortization of deferred dry dock costs		25	61	92
Changes in operating assets and liabilities:
Increase in restricted cash		(3)	(2)	(2)
Increase in accounts receivable		(2,943)	(3,899)	(334)
Decrease/(increase) in prepaid expenses and other current assets		1,583	396	(1,797)
(Increase)/decrease in other long term assets		(202)	75	(154)
Increase in accounts payable		68	946	558
Increase in accrued expenses		613	1,045	97
Decrease in deferred voyage revenue		(6,038)	(6,417)	(5,211)
Increase in amounts due to related parties		17,671	1,444	669

Net cash provided by operating activities		179,081	127,464	96,018

INVESTING ACTIVITIES:
Acquisition of vessels	6	(88,505)	(76,220)	(291,591)
Acquisition of intangibles	7	(21,193)	(43,780)	(156,166)

Net cash used in investing activities		(109,698)	(120,000)	(447,757)

FINANCING ACTIVITIES:
Cash distributions paid	19	(106,878)	(95,499)	(72,316)
Net proceeds from issuance of general partner units	13	1,472	2,052	6,150
Proceeds from issuance of common units, net of offering costs	13	68,563	86,288	253,871
Proceeds from long term debt	11	44,000	35,000	139,000
(Increase)/decrease in restricted cash	11	(21,058)	(7,642)	12,500
Repayment of long-term debt and payment of principal	11	(70,340)	(30,450)	(12,500)
Debt issuance costs		(1,088)	(413)	(1,566)
Net cash (used in)/provided by financing activities		(85,329)	(10,664)	325,139

Decrease in cash and cash equivalents		(15,946)	(3,200)	(26,600)
Cash and cash equivalents, beginning of period		48,078	51,278	77,878

Cash and cash equivalents, end of period		$32,132	$48,078	$51,278

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$9,957	$8,131	$5,806
Issuance of common units to Navios Holdings related to the acquisition of the Navios Luz and the Navios Orbiter in May 2011		$—	$9,960	$—
Issuance of common units to Navios Holdings related to the acquisition of the Navios Fulvia and the Navios Melodia in November 2010		$—	$—	$14,971
Issuance of common units to Navios Holdings related to the acquisition of the Navios Aurora II in March 2010		$—	$—	$20,326

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners				Subordinated		Total Partners’
					Subordinated		Series A
	General Partner		Common Unitholders		Unitholders		Unitholders		Capital
	Units		Units		Units		Units
Balance December 31, 2009	671,708	$(3,835)	24,291,815	$369,747	7,621,843	$(164,004)	1,000,000	$6,082	$207,990
Cash distribution paid	—	(1,853)	—	(57,773)	—	(12,690)	—	—	(72,316)
Issuance of units for vessel acquisitions	40,053	714	1,962,589	35,297	—	—	—	—	36,011
Proceeds from issuance of common units, net of offering costs	—	—	15,525,000	253,871	—	—	—	—	253,871
Proceeds from issuance of general partners units (see note 13)	316,838	5,436	—	—	—	—	—	—	5,436
Net income	—	1,223	—	50,823	—	8,465	—	—	60,511

Balance December 31, 2010	1,028,599	$1,685	41,779,404	$651,965	7,621,843	$(168,229)	1,000,000	$6,082	$491,503

Cash distribution paid	—	(3,068)	—	(79,169)	—	(13,262)	—	—	(95,499)
Issuance of units for vessel acquisitions	10,366	204	507,916	9,960	—	—	—	—	10,164
Proceeds from issuance of common units, net of offering costs	—	—	4,600,000	86,288	—	—	—	—	86,288
Proceeds from issuance of general partners units (see note 13)	93,878	1,848	—	—	—	—	—	—	1,848
Net income	—	1,307	—	60,506	—	3,522	—	—	65,335

Balance December 31, 2011	1,132,843	$1,976	46,887,320	$729,550	7,621,843	$(177,969)	1,000,000	$6,082	$559,639

Cash distribution paid	—	(3,690)	—	(103,188)	—	—	—	—	(106,878)
Conversion of subordinated units into common units	—	—	7,621,843	(177,969)	(7,621,843)	177,969	—	—	—
Conversion of subordinated Series A units into common units	—	—	1,000,000	6,082	—	—	(1,000,000)	(6,082)	—
Proceeds from issuance of common units, net of offering costs (see note 13)	—	—	4,600,000	68,563	—	—	—	—	68,563
Proceeds from issuance of general partners units (see note 13)	93,878	1,472	—	—	—	—	—	—	1,472
Net income	—	2,332	—	93,566					95,898

Balance December 31, 2012	1,226,721	$2,090	60,109,163	$616,604	—	$—	—	$—	$618,694

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

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its offices in Piraeus, Greece.

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

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 common units (conversion excluded the subordinated Series A units) and on June 29, 2012, in accordance with the terms of the partnership agreement, the outstanding subordinated Series A units converted into 1,000,000 common units.

As of December 31, 2012, there were outstanding: 60,109,163 common units and 1,226,721 general partnership units. Navios Holdings owns a 25.2% interest in Navios Partners, which includes the 2% general partner interest.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of incorporation	Statement of income
Company name	Vessel name		2012	2011	2010
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/08 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	3/18 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/21 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	11/15 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	11/15 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	5/19 – 12/31	—
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	5/19 – 12/31	—
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	6/15 – 12/31	—	—
Golem Navigation Limited	Navios Soleil	Marshall Is.	5/09 – 12/31	—	—
Kymata Shipping Co.	Navios Helios	Marshall Is.	6/18 – 12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	3/18 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash includes an amount of $28,700 held in retention and pledged accounts as required by Navios Partners’ credit facilities and an amount of $829 to guarantee a claim related to an owned vessel. As of December 31, 2012 and 2011 the restricted cash held in retention accounts was $29,529 and $8,468, respectively.

(f)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2012 and 2011 was $458 and $49, respectively.

(g)	Insurance claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. As provided in the management agreement, adjustments and negotiations of settlements of any claim damages which are recoverable under insurance policies are managed by the Manager. Navios Partners pays the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range.

(h)	Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

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

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry docking and special surveys are included in the daily management fee of $4.65 per owned Ultra-Handymax vessel, $4.55 per owned Panamax vessel and $5.65 per owned Capesize vessel through December 31, 2013. From January 2014 to December 2017, Navios Partners expects that it will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet.

(j)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for the “impairment or disposal of long-lived assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

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

During the fourth quarter of fiscal 2012, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2013 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2012, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

No impairment loss was recognized for any of the periods presented.

(k)	Deferred Financing Cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense and write offs of deferred financing cost for each of the years ended December 31, 2012, 2011 and 2010 were: $787, $530 and $415, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. Management, after considering various indicators performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2012, there was no impairment of intangible assets.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange (losses)/gains recognized in the accompanying consolidated statements of income, in other income or expense, for each of the years ended December 31, 2012, 2011 and 2010 were $(1), $(4) and $22, respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“deferred calls”). Obligations for deferred calls are accrued annually based on information provided by the clubs regarding supplementary calls. Services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4.55 for each Panamax vessel, $5.65 for each Capesize vessel and $4.65 for each Ultra-Handymax vessel through December 31, 2013.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(p)	Revenue and Expense Recognition:

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

Management fees: Pursuant to the Management Agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel until December 31, 2013.

These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fees in the consolidated statements of income.

General and administrative expenses: Pursuant to the Administrative Services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

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

For the year ended December 31, 2012, Navios Partners’ customers representing 10% or more of total revenue were Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, which accounted for 22.8%, 16.0% and 13.0%, respectively. For the year ended December 31, 2011, Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix accounted for 22.2%, 18.5% and 13.2%, respectively, of total revenue. For the year ended December 31, 2010, Mitsui O.S.K. Lines, Ltd., Cargill International S.A. and Cosco Bulk Carrier Co. Ltd. accounted for 27.7%, 11.8% and 11.2%, respectively, of total revenue. No other customers accounted for 10% or more of total revenue for any of the years presented.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2012 and 2011, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $18,869 and $18,569, respectively.

(s)	Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Partners beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Partners’ consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2012	December 31, 2011
Cash on hand and at banks	$18,180	$20,704
Short term deposits and highly liquid funds	13,952	27,374

Total cash and cash equivalents	$32,132	$48,078

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2012, Navios Partners held time deposits of $13,129 and money market funds of $823 with duration of less than three months. As of December 31, 2011, Navios Partners held time deposits of $25,281 and money market funds of $2,093 with duration of less than three months.

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

Restricted cash as of December 31, 2012 and 2011 includes an amount held as security in the form of a letter of guarantee related to an owned vessel in the amount of $829 and $826, respectively. In addition, at each of December 31, 2012 and 2011, restricted cash included $28,700 and $7,642, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities. As of December 31, 2012 and 2011 the restricted cash held in retention accounts was $29,529 and $8,468, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2012	December 31, 2011
Accounts receivable	$8,236	$4,884
Less: Provision for doubtful receivables	(458)	(49)

Accounts receivable, net	$7,778	$4,835

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized		Balance at end of period
Year ended December 31, 2012	$(49)	$(409)	$	—	$(458)
Year ended December 31, 2011	$(49)	$—	$	—	$(49)
Year ended December 31, 2010	$(49)	$—	$	—	$(49)

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2012	December 31, 2011
Prepaid voyage costs	$252	$258
Insurance claims	—	1,700
Other	342	219

Total prepaid expenses and other current assets	$594	$2,177

NOTE 6 – VESSELS AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$678,725	$(66,367)	$612,358
Additions	86,180	(31,325)	54,855

Balance December 31, 2011	$764,905	$(97,692)	$667,213

Additions	88,505	(34,327)	54,178

Balance December 31, 2012	$853,410	$(132,019)	$721,391

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

On July 27, 2012, Navios Partners acquired the Navios Helios from unrelated party, a 77,075 dwt Panamax vessel built in 2005, for an acquisition cost of $21,128 in cash consideration.

On July 24, 2012, Navios Partners acquired the Navios Soleil from unrelated party, a 57,337 dwt Ultra-Handymax vessel built in 2009, for an acquisition cost of $21,070 in cash consideration.

On June 15, 2012, Navios Partners acquired from Navios Holdings the Navios Buena Ventura for a purchase price of $67,500 of which $46,307 was allocated to the vessel and $21,193 allocated to the acquired time charter-out contract with favorable leases.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 7 – INTANGIBLE ASSETS AND UNFAVORABLE LEASE TERMS

Intangible assets and unfavorable lease terms as of December 31, 2012 and 2011 consist of the following:

	Cost	Accumulated Amortization	Net Book Value
Total favorable lease terms charter-out December 31, 2010	$191,874	$(21,783)	$170,091

Additions	43,780	(33,311)	10,469

Write-off of intangible asset	(8,319)	4,340	(3,979)

Total favorable lease terms charter-out December 31, 2011	$227,335	$(50,754)	$176,581
Additions	21,193	(37,295)	(16,102)

Total favorable lease terms charter-out December 31, 2012	$248,528	$(88,049)	$160,479

Amortization (expense)/income of favorable and unfavorable lease terms for the years ended December 31, 2012, 2011 and 2010 are presented in the following table:

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010
Unfavorable lease terms	$—	$665	$1,997
Favorable lease terms charter-out	(37,295)	(33,311)	(19,685)
Favorable lease terms charter-in	—	—	(2)

Total	$(37,295)	$(32,646)	$(17,690)

The aggregate amortizations of the intangibles are estimated to be as follows:

Year	Amount
2013	$38,451
2014	27,608
2015	22,335
2016	17,526
2017	17,526
2018 and thereafter	37,033

$160,479

On June 15, 2012, Navios Partners acquired from Navios Holdings, the Navios Buena Ventura for a purchase price of $67,500 of which $46,307 was allocated to the vessel and $21,193 allocated to the acquired time charter-out contract with favorable leases.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 8 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2012 and 2011 consist of the following:

	December 31, 2012	December 31, 2011
Creditors	$496	$392
Brokers	1,342	1,353
Insurances	138	165
Professional and legal fees	114	112

Total accounts payable	$2,090	$2,022

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2012 and 2011 consist of the following:

	December 31, 2012	December 31, 2011
Accrued voyage expenses	$2,410	$1,279
Accrued loan interest	780	1,397
Accrued legal and professional fees	409	310

Total accrued expenses	$3,599	$2,986

NOTE 10 – DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not yet been completed. In addition, in January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract is allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract in August 2013. As of December 31, 2012 and December 31, 2011, the deferred voyage revenue of $9,112 and $15,150, respectively, included the unamortized amount of the lump sum amount related to the Navios Hope of $4,230 and $10,991, respectively. As of December 31, 2012, the current and long-term portion of the lump sum amount was $4,230 and $0, respectively.

NOTE 11 – BORROWINGS

Borrowings as of December 31, 2012 and 2011 consist of the following:

	December 31, 2012	December 31, 2011
Credit facility	$299,709	$326,050
Less current portion	(23,727)	(36,700)

Total long term borrowings	$275,982	$289,350

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2012, all of our facilities were fully drawn and the total borrowings under the credit facilities amounted to $299,709. Navios Partners has no undrawn available facilities. Both facilities require compliance with certain financial covenants. As of December 31, 2012, Navios Partners was in compliance with the financial covenants of its credit facilities.

On July 31, 2012, Navios Partners entered into the July 2012 Credit Facility for $290,450. The July 2012 Credit Facility was entered into to refinance and merge Navios Partners’ two existing facilities consisting of the Credit Facility, as amended, and the May 2011 Credit Facility. The July 2012 Credit Facility matures on November 30, 2017. In December 2012, Navios Partners amended the July 2012 Credit Facility to prepay $24,600. The prepayment will be applied in partial settlement of the next installments. As of December 31, 2012 the outstanding balance was $256,634 and is repayable in 20 installments in various amounts during the term of the July 2012 Credit Facility consisting of $5,006 (five quarterly installments), $6,967 (13 quarterly installments) and $11,829 (two quarterly installments) with a final payment of $117,375. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as debt modification in accordance with ASC470 Debt.

On August 8, 2012, Navios Partners entered into the August 2012 Credit Facility, and borrowed an amount of $44,000 to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil. The August 2012 Credit Facility matures on February 9, 2018 and is repayable in 22 equal quarterly installments of $925 each with a final balloon payment of $23,650 to be repaid on the last repayment date. The August 2012 Credit Facility bears interest at a rate of LIBOR plus 350 bps.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Partners, including Net Worth, debt coverage ratios and minimum liquidity. It is an event of default under the loan facilities if such covenants are not complied with.

The maturity table below reflects the principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2013	$23,727
2014	34,469
2015	31,567
2016	36,429
2017	148,942
2018 and thereafter	24,575

$299,709

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

The estimated fair values of the Navios Partners’ financial instruments are as follows:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	December 31, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$32,132	$32,132	$48,078	$48,078
Restricted cash	$29,529	$29,529	$8,468	$8,468
Accounts receivable, net	$7,778	$7,778	$4,835	$4,835
Accounts payable	$(2,090)	$(2,090)	$(2,022)	$(2,022)
Amounts due to related parties	$(21,748)	$(21,748)	$(4,077)	$(4,077)
Long-term debt	$(299,709)	$(299,709)	$(326,050)	$(326,050)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2012.

	Fair Value Measurements at December 31, 2012 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$32,132	$32,132	$—	$—
Restricted cash	$29,529	$29,529	$—	$—
Long-term debt(1)	$(299,709)	$—	$(299,709)	$—

(1)	The fair value of the Company’s debt is estimated based currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 13 – ISSUANCE OF UNITS

On May 8, 2012, Navios Partners completed its public offering of 4,600,000 common units at $15.68 per unit and raised gross proceeds of approximately $72,128 to fund its fleet expansion. The net proceeds of this offering were approximately $68,729. Pursuant to this offering, Navios Partners issued 93,878 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,472.

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz for a purchase price of $78,000 and the Navios Orbiter for a purchase price of $52,000. The purchase price consisted of 507,916 common units of Navios Partners issued to Navios Holdings and $120,000 cash. The number of the common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the acquisition. For accounting purposes, the common units were valued based on the closing price on the day of the transaction, which was $19.61. Navios Partners issued 10,366 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $204.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue by Geographic Region

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Europe	$29,658	$24,436	$26,067
Asia	151,608	147,642	99,442
North America	15,968	7,218	9,716
Australia	8,201	7,657	8,006

Total	$205,435	$186,953	$143,231

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

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

Management believes, the ultimate disposition of these matters will be immaterial to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.

The future minimum commitments for the 12-month periods ended December 31, of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount
2013	$9,864
2014	6,594
2015	1,005
2016	—

$17,463

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 17 – LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions), is as follows:

Amount
2013	173,948
2014	113,805
2015	97,123
2016	80,412
2017	80,192
2018 and thereafter	173,634

$719,114

NOTE 18 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the Management Agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel until December 31, 2013.

These daily fees cover all of the vessels’ operating expenses, including the cost of dry dock and special surveys. Total management fees for the year ended December 31, 2012, 2011 and 2010 amounted to $31,689, $26,343 and $19,746, respectively.

General and administrative expenses: Pursuant to the Administrative Services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for each of the three years ended December 31, 2012, 2011 and 2010 amounted to $3,883, $3,447 and $2,725, respectively.

Balance due to related parties: Amounts due to related parties as of December 31, 2012 is $21,748 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $17,133 and administrative service expenses and other expenses amounting to $4,615.

Acquisitions: On June 15, 2012, Navios Partners acquired from Navios Holdings, the Navios Buena Ventura for a purchase price of $67,500. Favorable lease terms recognized through this transaction amounted to $21,193 and were related to the acquisition of the rights on the time charter-out contract of the vessel.

On May 19, 2011, Navios Partners acquired from Navios Holdings, the Navios Luz for a purchase price of $78,000 and the Navios Orbiter for a purchase price of $52,000. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price consisted of 507,916 common units issued to Navios Holdings valued at $9,960 and cash of $120,000. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the date of the acquisition.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon. The term of this charter is approximately two years commencing in February 2012, at a daily rate of $12,500 net per day for the first year and $13,500 net per day for the second year, plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2012, 2011 and 2010 the total revenue of Navios Partners from Navios Holdings amounted to $4,091, $0 and $0, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity. The term of this charter is approximately one year commencing in May 2012, at a daily rate of $12,000 net per day plus profit sharing the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the years ended December 31, 2012, 2011 and 2010, the total revenue of Navios Partners from Navios Holdings amounted to $2,364, $0 and $0, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra. The term of this charter is approximately three years commencing in October 2012, at a daily rate of $12,000 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2012, 2011 and 2010 the total revenue of Navios Partners from Navios Holdings amounted to $902, $0 and $0, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Others: Navios Partners has entered into an Omnibus Agreement with Navios Holdings pursuant to which Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units (conversion excluded the subordinated Series A units). On June 29, 2012, in accordance with the terms of the partnership agreement, the outstanding subordinated Series A units converted into 1,000,000 shares of common units. As of December 31, 2012, Navios Holdings held a total of 14,223,763 common units, representing a 23.2% common interest in Navios Partners.

On November 15, 2012, Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. As of December 31, 2012, the Company has not put forth any claims to Navios Holdings in connection with this supplemental insurance.

NOTE 19 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and are made in the following manner, during the subordination period:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated (1) Unitholders (2)	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

(1)	As of January 1, 2012, all subordinated units, excluding subordinated Series A units, were converted into common units.
(2)	As of June 29, 2012, all subordinated Series A units were converted into common units.

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

On April 25, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2012 of $0.44 per unit. The distribution was paid on May 14, 2012 to all holders of record of common and general partner units (not including holders of subordinated Series A units) on May 10, 2012. The aggregate amount of the declared distribution was $26,923.

On July 23, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2012 of $0.4425 per unit. The distribution was paid on August 13, 2012 to all holders of record of common and general partner units on August 8, 2012. The aggregate amount of the declared distribution was $27,563.

On October 18, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2012 of $0.4425 per unit. The distribution was paid on November 13, 2012 to all holders of record of common and general partner units on November 8, 2012. The aggregate amount of the declared distribution was $27,563.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement. Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the years ended December 31, 2012, 2011 and 2010.

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

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income	$95,898	$65,335	$60,511
Earnings attributable to:
Common unit holders	93,566	60,506	50,823
Subordinated unit holders	—	3,522	8,465
General partner unit holders	2,332	1,307	1,223
Subordinated Series A unit holders	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	58,008,617	45,409,807	33,714,905
Subordinated unit holders	—	7,621,843	7,621,843
General partner unit holders	1,193,889	1,102,689	864,017
Subordinated Series A unit holders	—	1,000,000	1,000,000
Earnings per unit (basic and diluted):
Common unit holders	$1.61	$1.33	$1.51
Subordinated unit holders	$—	$0.46	$1.11
General partner unit holders	$1.95	$1.19	$1.42
Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.79	$1.76	$1.76
Subordinated unit holders	$—	$1.75	$1.69
General partner unit holders	$3.13	$2.90	$2.35
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.18)	$(0.43)	$(0.25)
Subordinated unit holders	$—	$(1.29)	$(0.58)
General partner unit holders	$(1.18)	$(1.71)	$(0.93)

NOTE 20 – OTHER INCOME

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Income from credit default insurance	$22,453	$—	$—
Other Income	145	272	85

Total	$22,598	$272	$85

On November 15, 2012, the Company agreed to restructure its credit default insurance. In connection with this restructuring, Navios Partners recognized in other income an amount of $22,453 net of related expenses received from its credit default insurer. The amount was considered “other income” since the Company has no future requirement to repay any of the lump sum cash payment back to the insurance company. As of December 31, 2012, the other income also included an amount of $145 related to other income.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 21 – SUBSEQUENT EVENTS

On January 21, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2012 of $0.4425 per unit. The distribution was paid on February 14, 2013 to all holders of record of common and general partner units on February 8, 2013. The aggregate amount of the declared distribution was $27,563.

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63,675 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $320 were approximately $60,840. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,299. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9,551 and net proceeds, including the underwriting discount, of approximately $9,126 and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $195.