Form 20-F/A
period 2012-12-31
Navios Maritime Partners L.P.
filed 2013-03-21
CIK 1415921

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

This Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of Navios Maritime Partners L.P., which was originally filed with the Securities and Exchange Commission on March 15, 2013 (the “Original Form 20-F”), is being filed solely for purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed in reliance on the applicable grace period.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F, or reflect any events that have occurred after the Original Form 20-F was initially filed.

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(2)

1.3	Certificate of Formation of Navios GP L.L.C.(1)

1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.7	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(3)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(4)

4.11	Registration Rights Agreement(4)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(5)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(6)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(7)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(7)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(8)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(9)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(10)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(11)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(12)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(13)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement (14)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(16)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(13)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.28	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(17)

4.29	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(15)

4.30	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(15)

4.31	Acquisition Omnibus Agreement*

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of PricewaterhouseCoopers S.A.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Income for each of the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2012, 2011 and 2010; and (v) the Notes to the Consolidated Financial Statements as blocks of text.**

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.
(9)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.
(10)	Previously filed as an exhibit to a Report on Form 6-K filed on April 8, 2010 and hereby incorporated by reference.
(11)	Previously filed as an exhibit to a Report on Form 6-K filed on June 11, 2010 and hereby incorporated by reference.

(12)	Previously filed as an exhibit to a Report on Form 6-K filed on March 1, 2011 and hereby incorporated by reference.
(13)	Previously filed as an exhibit to a Report on Form 6-K filed on June 8, 2011 and hereby incorporated by reference.
(14)	Previously filed as an exhibit to a Report on Form 6-K filed on October 5, 2011 and hereby incorporated by reference.
(15)	Previously filed as an exhibit to a Report on Form 6-K filed on October 24, 2011 and hereby incorporated by reference.
(16)	Previously filed as an exhibit to a Report on Form 6-K filed on April 9, 2012 and hereby incorporated by reference.
(17)	Previously filed as an exhibit to a Report on Form 6-K filed on September 5, 2012 and hereby incorporated by reference.
(18)	Previously filed as an exhibit to a Report on Form 6-K filed on January 31, 2013 and hereby incorporated by reference.
*	Filed with the Original Form 20-F.
**	Furnished herewith. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 to be signed on its behalf by the undersigned.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 21, 2013