Form 20-F
period 2013-12-31
Navios Maritime Partners L.P.
filed 2014-03-21
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

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

71,034,163 Common Units

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

Large Accelerated Filer  ☒                    Accelerated Filer  ☐                    Non-Accelerated Filer  ☐

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	our anticipated growth strategies;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, drybulk commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders;

•	our ability to leverage to our advantage Navios Maritime Holdings Inc. (“Navios Holdings”)’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement and the administrative services agreement with Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) and for reimbursements for fees and costs of our general partner;

•	the anticipated taxation of our partnership and our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the drybulk shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Post-Panamax container vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

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

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2013 and 2012 and operating results for the years ended December 31, 2013, 2012, and 2011, is derived from our audited consolidated financial statements of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”) which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and December 31, 2009 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(Expressed in thousands of U.S. dollars-except per unit data)
Statement of Income Data
Time charter and voyage revenues	$198,159	$205,435	$186,953	$143,231	$92,643
Time charter and voyage expenses	(14,943)	(12,937)	(13,473)	(12,027)	(13,925)
Direct vessel expenses	—	(25)	(61)	(92)	(415)
Management fees	(36,173)	(31,689)	(26,343)	(19,746)	(11,004)
General and administrative expenses	(6,305)	(5,555)	(4,965)	(4,303)	(3,208)
Depreciation and amortization	(77,505)	(71,622)	(63,971)	(41,174)	(15,877)
Write-off of intangible asset	—	—	(3,979)	—	—
Interest expense and finance cost, net	(16,910)	(10,127)	(9,244)	(6,360)	(8,048)
Interest income	50	229	821	1,017	261
Compensation expense	—	—	—	—	(6,082)
Other income	13,730	22,598	272	85	94
Other expenses	(1,097)	(409)	(675)	(120)	(117)
Income before income taxes	$59,006	$95,898	$65,335	$60,511	$34,322

Net income	$59,006	$95,898	$65,335	$60,511	$34,322

Earnings per unit (basic and diluted):
Common unit (basic and diluted)	$0.84	$1.61	$1.33	$1.51	$1.47
Subordinated unit (basic and diluted)	$—	$—	$0.46	$1.11	$1.09
Balance Sheet Data (at period end)
Current assets, including cash	$54,484	$70,033	$63,558	$55,612	$92,579
Vessels, net	1,026,153	721,391	667,213	612,358	299,695
Total assets	1,250,079	954,952	909,924	840,885	436,756
Current portion of long-term debt	5,358	23,727	36,700	29,200	—
Total long-term debt, including current portion	533,324	299,709	326,050	321,500	195,000
Total Owner’s Net Investment and Partners’ Capital	706,507	618,694	559,639	491,503	207,990
Cash Flow Data
Net cash provided by operating activities	$104,842	$179,081	$127,464	$96,018	$80,565
Net cash used in investing activities	(382,673)	(109,698)	(120,000)	(447,757)	(69,100)
Net cash provided by/ (used in) financing activities	281,045	(85,329)	(10,664)	325,139	38,039
Fleet Data:
Vessels at end of period(1)	28	21	18	16	11

(1)	Includes owned and chartered-in vessels.

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

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $0.35 per common unit following the establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units depends principally upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee until December 2015;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for drybulk commodities;

•	supply of drybulk vessels;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The cyclical nature of the international drybulk and container shipping industry may lead to decreases in charter rates and lower vessel values, resulting in decreased distributions to our common unitholders.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2012 to December 31, 2013, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,336 and a high of $16,728. Additionally, during the period from January 1, 2012 to December 31, 2013, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $2,644 and a high of $42,211 and the Baltic Dry Index experienced a low of 647 points and a high of 2,337 points. While the BDI was 1,258 as of February 28, 2014, there can be no assurance that the drybulk charter market will increase further, and the market could decline. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2010 to 2013. From 2009 to 2010, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, Trans-Pacific Eastbound trade lane growth was less than 1% per year in 2010 and 2011, while the Far East to Europe trade was positive in 2011 but turned negative in 2012 due to the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States. In 2013, worldwide trade volumes increased, but containership supply continued to exceed demand during the year as more large vessels were delivered. The oversupply in our market negatively affected time charter rates for both short- and long-term periods. Additional orders for large and very large containerships were placed during 2013, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which we seek to charter our containerships.

The demand for vessels has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance drybulk cargo or containers are to be moved by sea;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities including piracy;

•	political, environmental and other regulatory developments;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	the availability of shipyard capacity; and

•	the economics of slow steaming.

Charter rates in the drybulk and container shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay dividends.

The current charter rates for drybulk and container vessels have significantly decreased from their historic highs reached in the second quarter of 2008. If the drybulk shipping industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

All of our drybulk time charters are scheduled to expire on dates ranging from March 2014 to September 2022. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

The five containerships that we own are on long term time charter for ten years until 2023 with our option to terminate after year seven. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity.

An oversupply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of January 1, 2014, newbuilding orders had been placed for an aggregate of more than 21% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Although order-book volumes have decreased as deliveries of previously ordered containerships increased substantially, some renewed ordering in 2012 maintained the order-book at average levels. In 2013, ordering of larger vessels continued to increase as liner companies looked to renew and modernize their fleets. An oversupply of newbuilding vessels and/or vessels available for re-charter entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates, or we may not be able to re-charter our containerships at all.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which containerships operate;

reduce demand for containerships, including as a result of a substantial or extended decline in world trade;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply;

•	types and sizes of vessels;

•	development of an increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market values of our owned vessels decrease, we may breach covenants contained in our credit facilities. We purchased the majority of our drybulk vessels from Navios Holdings based on market prices that were for certain vessels at historically high levels. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of a vessel at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. In October 2013, we amended the existing management agreement with the Manager to fix the fees for the ship management services of our owned fleet until December 31, 2015 at a daily rate of: (a) $4,000 per Ultra-Handymax vessel; (b) $4,100 per Panamax vessel; (c) $5,100 per Capesize vessel effective January 1, 2014 through December 31, 2015; and (d) $6,500 per Post-Panamax container vessel effective from the date of delivery of such vessel to the Navios Partners’ owned fleet through December 31, 2015, while the term of the management agreement is until December 31, 2017. Intermediate and special survey expenses (including drydocking expenses) will be reimbursed at cost under the management agreement. From January 1, 2016 to December 31, 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

As of December 31, 2013, all of our facilities were fully drawn and the total borrowings under our credit facilities amounted to $533.3 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

On July 31, 2012, we entered into a credit facility with Commerzbank AG and DVB Bank AG for $290.45 million (the “July 2012 Facility”) in order to refinance and merge two existing credit facilities. On August 8, 2012, we entered into another credit facility with DVB Bank AG, and borrowed an amount of $44.0 million (the “August 2012 Facility”). On June 27, 2013, we entered into a term loan facility (the “Term Loan B Facility”), and borrowed an amount of $250.0 million to refinance and replace all outstanding amounts under our August 2012 Facility, partially prepay amounts outstanding under the July 2012 Facility and complete a previously announced vessel acquisition. On November 1, 2013, we completed the issuance of a $189.5 million add-on to the existing Term Loan B facility. As of December 31, 2013 the outstanding loan balance under Navios Partners’ credit facilities was $533.3 million.

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

In addition, our credit facilities require us to:

•	maintain a required security amount of over 140%;

•	maintain minimum free consolidated liquidity of at least the higher of $20.0 million and the aggregate of interest and principal falling due during the previous six months;

•	maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00;

•	maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65:1.00; and

•	maintain a minimum net worth (as defined in our credit facilities) of at least $250.0 million.

The Term Loan B Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and guaranteed by each subsidiary of Navios Partners. The Term Loan B Facility agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions.

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

We are a holding company, and we depend on the ability of our subsidiaries to dividend funds to us in order to satisfy our financial obligations or pay distributions, if any, in the future.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make distribution payments, if any, in the future depends on our subsidiaries and their ability to dividend funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may not exercise its discretion to pay distributions in the future. In addition, the declaration and payment of distributions, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends to us. Marshall Islands law generally prohibits the payment of dividends if the subsidiary is insolvent or would be rendered insolvent upon payment of such dividend, and our distribution may be declared and paid out of our operating surplus. Dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Our ability to pay distributions, if any, in the future will also be subject to our satisfaction of certain requirements in accordance with financial covenants contained in our credit facilities.

We depend on Navios Holdings and its affiliates to assist us in operating and expanding our business.

Pursuant to the management agreement between us and the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to an administrative services agreement between us and the Manager, the Manager provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. We may also in the future contract with Navios Holdings for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

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

Unlike newbuilding vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our unitholders.

Our growth depends on continued growth in demand for drybulk commodities, finished or semi-finished goods, the shipping of drybulk cargoes as well as the shipping of containers.

Our growth strategy focuses on expansion in the drybulk and container shipping sectors. Accordingly, our growth depends on continued growth in world and regional demand for drybulk commodities, finished or semi-finished goods and the shipping of drybulk and containerized cargoes, which could be negatively affected by a number of factors, such as declines in prices for drybulk commodities or containerized cargoes, or general political and economic conditions.

Reduced demand for drybulk commodities and the shipping of drybulk and containerized cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies and India have been the main driving force behind the current increase in seaborne drybulk trade and the demand for drybulk carriers. The Asian Pacific and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the OECD. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

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

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies that we use in our current markets. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading in the spot market during an upturn in the drybulk and container market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

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

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. We do not derive any revenue from a vessel until after its delivery and will be required to pay substantial sums as progress payments during construction of a newbuilding. While we expect to have refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by us, there is a the potential that we may not be able to collect all portion of such refund guarantees, in which case we would lose the amounts of monies we have advanced to the shipyards for such progress payments.

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

For the year ended December 31, 2013, our most significant counterparties were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, and which accounted for approximately 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. For the fiscal year ended December 31, 2012, our most significant counterparties were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. For the fiscal year ended December 31, 2011, our most significant counterparties were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented.

The charterers in the containership sector consists of a limited number of liner companies. The five Post-Panamax container vessels recently acquired which were delivered into our fleet in the fourth quarter of 2013, are all chartered out to the same counterparty on long-term charters, which will have a significant impact on our future revenues. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparty fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations.

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

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

To mitigate this risk we have insured certain of our long-term charter-out contracts of the drybulk vessels for credit default occurring until the end of 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million initially or through a separate agreement with Navios Holdings up to a maximum cash payment of $20.0 million. Our agreements provide that if the charterer goes into payment default, the respective insurer will reimburse us for the charter payments under the terms of the cover (subject to applicable deductibles and other customary limitations for such type of insurance).

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period during which Navios Partners trades the vessel directly.

The risks and costs associated with vessels increase as the vessels age.

As of March 20, 2014, the vessels in our fleet have an average age of approximately 6.9 years and most dry cargo vessels have an expected life of approximately 25-30 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of the management agreement with the Manager, the costs of drydocking repairs are not included in the daily management fee, but will be reimbursed at cost upon occurrence.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits Sox emissions only); the North Sea area including the English Channel (limiting Sox emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA came into force on January 1, 2013, having effect from January 1, 2014 limiting SOx, NOx and particulate matter emissions. California has adopted more stringent low sulfur fuel requirements within California regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

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

For all vessels, including those operated under our fleet at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of of 10 February 2014 was in effect in 74 states comprising approximately 90.72% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the 113th Congress.

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

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which was expected to report back to its Marine Environment Protection Committee (“MEPC”) in late 2012. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 65th session, held from May 2013, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force, on January 1, 2013, of the mandatory efficiency measures. Further measures considered by the MEPC include the use of a phased approach to implementation. Following an Expert Workshop, endorsed by the MEPC at its 64th session, MEPC 65 agreed to initiate a study regarding an updated greenhouse gas emissions’

estimate for international shipping, the outcome of which is due to be presented to the MEPC at its 66th session in March 2014. Although submissions were made regarding the market-based measures referred to above, discussions on that topic were suspended for a future session.

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

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the European Commission adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process and will require approval from both the European Council and European Parliament before entering into force. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines, penalties and other sanctions.

During 2011 and continuing into 2012, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the 2012 NDAA), the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (IFCA). The foregoing laws, among other things, expand the application of prohibitions to non-U.S. companies, such our company, and introduce limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sector, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (tankers owned by an affiliate of ours called in Iran but did not engage in the prohibited activities specifically identified by these sanctions.) Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite relvant provisions in charterparties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Acquisition or Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common units.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our tankers from calling on ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have adopted a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow procedures to avoid economic sanctions violations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics, which incorporates our anti-bribery and corruption policy may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

The operation of vessels, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shift, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel.

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

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2013, the value of the U.S. dollar as compared to the Euro decreased by approximately 4.0% compared with the respective value as of December 31, 2012. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, a vessel owned by our affiliate, Navios Maritime Acquisition Corporation, the Nave Atropos, came under attack from a pirate action group in international waters off the coast of Yemen. The crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessel or her crew. These piracy attacks resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas. Premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, Portugal and Cyprus have been affected by increasing public debt burdens and weakening economic growth prospects., Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

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

In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our managers located in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our managers located in Greece.

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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, financial condition, results of operations, cash flows, and our ability to pay dividends.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new ships are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our financial condition, results of operations and cash flows, and our ability to pay dividends, could be adversely affected.

Navios Holdings and its affiliates may compete with us.

Pursuant to the omnibus agreement that we entered into with Navios Holdings in connection with the closing of the IPO (the “Omnibus Agreement”), Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of the Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

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

Navios Holdings indirectly owns the 2.0% general partner interest and a 18.0% limited partner interest in us, and owns and controls our general partner. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Under the terms of our management agreement with the Manager, we pay a daily fee of $4,000 per Ultra-Handymax vessel, $4,100 per Panamax vessel, $5,100 per Capesize vessel beginning on January 1, 2014 and $6,500 per Post-Panamax container vessel for technical and commercial management services provided to us by the Manager until December 31, 2015. Intermediate and special survey expenses (including drydocking expenses) under this agreement will be reimbursed at cost upon occurrence. The term of the management agreement is until December 31, 2017.

The daily fee paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us. While this fee is fixed until December 31, 2015, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet from January 1, 2016 until December 31, 2017, which may result in significantly higher fees that period. All of the fees we are required to pay to the Manager under the management agreement are payable without regard to our financial condition or results of operations. In addition, the Manager provides us with administrative services, including the services of our officers and directors, pursuant to an administrative services agreement which has a term until December 31, 2017, and we reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions to unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•	The vote of the holders of at least 66 2/3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns approximately 18.0% of the total number of outstanding common units.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

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

As of March 20, 2014, Navios Holdings owned 14,223,763 common units and 1,578,763 general partner units, representing a 20.0% interest in us based on all outstanding common units and general partnership units.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect registered public accounting firms in Greece, including our independent registered public accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies, including our independent registered public accounting firm, are required by the laws of the United States to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections to assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. The laws of certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries. Accordingly, the PCAOB is currently prevented from fully evaluating the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures. Unlike shareholders or potential shareholders of most U.S. public companies, our unitholders would be deprived of the possible benefits of such PCAOB inspections.

Tax Risks

In addition to the following risk factors, you should read “Material U.S. Federal Income Tax Considerations” on page 52 for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2013 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended, or the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) applies, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

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

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in one or more non-U.S. countries including Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Item 4.	Information on the Partnership

A. History and Development of the Partnership

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its offices in Piraeus, Greece, Singapore and Monaco.

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

As of December 31, 2013, there were outstanding: 71,034,163 common units and 1,449,681 general partnership units. As of December 31, 2013 Navios Holdings owned a 21.6% interest in Navios Partners, which includes a 2% general partner interest.

Equity Offerings and Issuances

2014

On February 14, 2014, Navios Partners completed its public offering of 5,500,000 common units at $17.30 per unit and raised gross proceeds of approximately $95.2 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs estimated at $0.3 million were approximately $91.1 million. Pursuant to this offering, Navios Partners issued 112,245 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.9 million. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $14.3 million and net proceeds, including the underwriting discount, of approximately $13.7 million and issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.3 million.

2013

On September 25, 2013, Navios Partners completed its public offering of 5,000,000 common units at $14.26 per unit and raised gross proceeds of $71.3 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million were $68.2 million. Pursuant to this offering, Navios Partners issued 102,041 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.5 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 750,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $10.7 million. The net proceeds, including the underwriting discount, were approximately $10.2 million and Navios Partners issued 15,306 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63.7 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million were approximately $60.8 million. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.3 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9.6 million and net proceeds, including the underwriting discount, of approximately $9.1 million and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

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

Vessel Acquisitions

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for a purchase price of $15.7 million paid in cash, which was held in escrow as of December 31, 2013.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a new building Ultra-Handymax vessel of 61,485 dwt, for a purchase price of $27.5 million in cash, which was partially held in escrow as of December 31, 2013.

In December 2013, Navios Partners acquired from an unrelated third party and took delivery of five 2006 South Korean-built Post-Panamax container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan for an acquisition price of $275.0 million in cash consideration.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for an acquisition cost of $18.0 million in cash consideration.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, a 181,389 dwt Japanese new-build Capesize vessel, for an acquisition cost of $47.5 million in cash consideration.

On July 27, 2012, Navios Partners acquired from an unrelated third party the Navios Helios, a 77,075 dwt Panamax vessel built in 2005, for an acquisition cost of $21.1 million in cash consideration.

On July 24, 2012, Navios Partners acquired from an unrelated third party the Navios Soleil, a 57,337 dwt Ultra-Handymax vessel built in 2009, for an acquisition cost of $21.1 million in cash consideration.

On June 15, 2012, Navios Partners acquired from Navios Holdings the Navios Buena Ventura, a 179,259 dwt Capesize vessel built in 2010, for a cash purchase price of $67.5 million of which $46.3 million was allocated to the vessel and $21.2 million allocated to the acquired time charter-out contract with favorable leases.

B. Business Overview

Introduction

We are an international owner and operator of drybulk and container vessels formed by Navios Holdings (NYSE: NM), a vertically integrated seaborne shipping company with over 60 years of operating history in the dry cargo shipping industry. Our vessels are generally chartered-out under medium to long-term time charters with an average remaining term of approximately three years to a strong group of counterparties, including Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines Ltd., Exelon Corporation (formerly Constellation Energy Group), Rio Tinto and Hyundai Merchant Marine Co., Ltd.

Our Fleet

Our fleet consists of 14 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and five Post-Panamax container vessels. Our fleet of high quality dry cargo vessels has an average age of approximately seven and eight years for drybulk and container vessels, respectively, which is significantly younger than the current industry average of about nine and eleven years for drybulk and container vessels, respectively (both industry average as of December 31, 2013). Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Container vessels are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

We generate revenues by charging our customers for the use of our vessels to transport their drybulk commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of March 20, 2014:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	July 2014	$13,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	August 2014	$13,300
Navios La Paix	Ultra-Handymax	2014	61,485	December 2015	$6TC BSI +10%	(3)
Navios Gemini S	Panamax	1994	68,636	May 2014	$11,163
Navios Libra II	Panamax	1995	70,136	September 2015	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	May 2014	$12,000	(4)
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Helios	Panamax	2005	77,075	December 2014	$12,513
Navios Hyperion	Panamax	2004	75,707	April 2014	$10,213
				April 2015	$4TC BPI	(5)
Navios Alegria	Panamax	2004	76,466	July 2014	14,013
Navios Orbiter	Panamax	2004	76,602	April 2014	$10,688
Navios Hope	Panamax	2005	75,397	July 2014	$10,000
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Harmony	Panamax	2006	82,790	April 2014	$12,898
Navios Sun	Panamax	2005	76,619	February 2015	$13,063
Navios Fantastiks	Capesize	2005	180,265	March 2014	$14,678
				March 2015	20,425
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	April 2019	$40,888
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(6)	Capesize	2010	179,132	September 2022	$29,356	(7)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(8)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(8)
Navios Joy	Capesize	2013	181,389	June 2016	$19,000	(9)

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date	Charter-Out Rate (1)

Hyundai Hongkong	Container	2006	6,800	December 2023	$30,119
Hyundai Singapore	Container	2006	6,800	December 2023	$30,119
Hyundai Tokyo	Container	2006	6,800	December 2023	$30,119
Hyundai Shanghai	Container	2006	6,800	December 2023	$30,119
Hyundai Busan	Container	2006	6,800	December 2023	$30,119

Charter-in Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Prosperity (10)	Panamax	2007	82,535	May 2014	$12,000	(4)
Navios Aldebaran (11)	Panamax	2008	76,500	June 2014	$11,000	(12)

(1)	Daily charter-out rate per day, net of commissions or net insurance or settlement proceeds, where applicable.
(2)	Profit sharing 50% on the actual results above the period rates.
(3)	The charter rate is based on the Supramax time charter Index plus 10% with a minimum rate of $9,500 net.
(4)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.
(5)	The charter rate is based on the Panamax time charter Index.
(6)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, following an interim suspension period during which Navios Partners trades the vessel directly.
(7)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(8)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(9)	The charterer has been granted an option to extend the charter for two optional years, the first at $22,325 (net) per day and the second at $25,650(net) per day.
(10)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($36.1 million based upon the exchange rate at December 31, 2013) declining each year by 145 million Yen ($1.4 million based upon the exchange rate at December 31, 2013).
(11)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($34.2 million based upon the exchange rate at December 31, 2013) declining each year by 150 million Yen ($1.4 million based upon the exchange rate at December 31, 2013).
(12)	Profit sharing: The owners will receive 100% of the first $2,500 in profits above the base rate and thereafter all profits will be split 50% to each party.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable and growing cash flows. We believe that the medium to long-term, fixed-rate nature of our charters will provide a stable base of revenue. In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and through the secondary market provides visible future growth in our revenue and distributable cash flow. We believe that our management agreement, which has been extended until December 31, 2017, provides for a fixed management fee until December 31, 2015, will continue to provide us with predictable expenses. From January 2016 to December 2017, we expect that we will reimburse Navios ShipManagement (the “Manager”) for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may make our cash flows less predictable.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management and Navios Holdings’ reputation within the shipping industry and its network of strong relationships with many of the world’s drybulk raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management through its in-house technical manager, which provides efficient operations and maintenance for our vessels at costs significantly below the industry average for vessels of a similar age. Navios Holdings’ expertise in fleet management is reflected in Navios Holdings’ history of a low number of off-hire days and in its record of no material incidents giving rise to loss of life or pollution or other environmental liability.

•	High-quality, flexible fleet. Our fleet consists of 14 modern, Panamax vessels, eight modern Capesize vessels, three Ultra-Handymax vessels and five Post-Panamax container vessels. The average age of the vessels in our fleet is significantly lower than the average age of the world drybulk fleet. Our combined fleet had an average age of 6.9 years as of March 2014 (average age of 6.8 years for drybulk fleet and 7.7 years for containers fleet), compared to a current industry average age of about 9.3 years for the drybulk fleet and 10.9 years for the containers fleet (both industry averages as of December 31, 2013). Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Post-Panamax container vessels are designed to carry manufactured, finished or semi-finished goods in steel shipping containers or specific routes. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the drybulk and container time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered-out under medium to long-term time charters with average remaining charter duration of approximately three years to a strong group of counterparties consisting of, amongst others: Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines Ltd., Rio Tinto, Exelon Corporation (formerly Constellation Energy) and Hyundai Merchant Marine Co., Ltd. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize medium to long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have average remaining charter duration of approximately three years and have staggered charter expirations. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for drybulk carriers in a manner that is accretive to distributable cash flow per unit. We have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will assist us to make additional accretive acquisitions.

•	Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We will continue to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our major customers are: Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix. For the year ended December 31, 2013, these charterers accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. For the year ended December 31, 2012, Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix accounted for 22.8%, 16.0% and 13.0%, respectively, of total revenues. For the year ended December 31, 2011, Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. No other customers accounted for more than 10% of total revenue for any of the years presented.

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

Competition

The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,730 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 10,000 vessels, aggregating approximately 723 million dwt as of December 31, 2013. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Bocimar, Louis Dreyfus/Cetragpa, Torvald Klaveness and Swiss Marine.

The container shipping markets are extensive, diversified, competitive and fragmented, divided among approximately 619 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,100 vessels, aggregating approximately 17.1 million TEU as of December 31, 2013. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control fleets of 80 vessels or more: AP Moller, Mediterranean Shipping Co. (MSC), Peter Dohle, Evergreen, Pacific International Lines, COSCO, CP Offen, CMA CGM, Blue Star and China Shipping Group. There are about 40 owners known to control fleets of between 30 and 80 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, CP Offen and others including Navios Maritime Partners are tonnage providers.

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

Expenses

In October 2011, Navios Partners extended the duration of its existing management agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees we paid to the Manager were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In October 2013, we fixed the rate with the Manager until December 31, 2015 at a daily rate of: (a) $4,000 per Ultra-Handymax vessel; (b) $4,100 per Panamax vessel; (c) $5,100 per Capesize vessel effective January 1, 2014 through December 31, 2015; and (d) $6,500 per Post-Panamax container vessel effective from the date of delivery of such vessel to the Navios Partners’ owned fleet through December 31, 2015, while the term of the management agreement is until December 31, 2017. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance, insurance. The Manager is directly responsible for providing all of these items and services. Intermediate and special survey expenses (including drydocking expenses) will be reimbursed at cost under the management agreement. From January 1, 2016 to December 31, 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

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

Crewing and Staff

The Manager crews its vessels primarily with Filipino, Ukrainian, Polish, Russian, Indian and Georgian officers and Filipino, Georgian, and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The Manager is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Navios Partners’ protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Partners acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1 billion in excess of $2.08 billion, i.e. $3.08 billion in total. For passengers and crew claims the overall limit is $3.0 billion any one event any one vessel with a sub-limit of $2.0 billion for passengers.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event. Specifically, Navios Partners does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas Navios Partners arranges war loss of hire insurance for cover up to 270 days of detention/loss of time.

Credit Risk Insurance

We have insured certain of our long-term charter-out contracts until the end of 2016, either through an “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million initially or through a separate agreement with Navios Holdings up to a maximum cash payment of $20.0 million. Our agreements provide that if the charterer goes into payment default, the respective insurer will reimburse us for the charter payments under the terms of the cover (subject to applicable deductibles and other customary limitations for such type of insurance).

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

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits Sox emissions only); the North Sea area including the English Channel (limiting Sox emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from January 1, 2015). At its 65th session, the MEPC considered and agreed to proposed draft amendments to MARPOL Annex VI regulation 13 on Nitrogen Oxides (NOx), to amend the date for the implementation of the so called “Tier III” standards within emission control areas (ECAs) to January 1, 2021, from the current effective date of January 1, 2016. NOx control requirements apply to installed marine diesel engines of over 130 kW output power, and different levels (Tiers) of control apply based on the ship’s construction date. Tier III controls apply only to specified ships while operating in ECAs designated to limit NOx emissions (currently the North American Emission Control Area and the United States Caribbean Sea Area). The draft amendments will be circulated for consideration at MEPC 66 in March 2014, with a view to adoption. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However, on October 1, 2012, it announced that it would propose measures to monitor verify and report on greenhouse-gas emissions from the shipping sector in early 2013. On June 28, 2013, the European Commission adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation “that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018.” The draft Regulation is currently working its way through the various stages of the EU legislative process and will require approval from both the European Council and European Parliament before entering into force. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of February 10, 2014, the Convention has been ratified by 38 states, representing 30,38% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

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

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA currently limits liability of responsible parties to the greater of $1,000 per gross ton or $0.85 million per containership that is over 300 gross tons. These amounts are periodically adjusted for inflation.

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

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow US states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

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

International laws governing civil liability to pay compensation or damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 28, 2014 had 74 contracting states comprising approximately 90.72% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2013 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2013 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Because substantially all of our common units are and have been traded on the New York Stock Exchange, which is considered to be an established securities market, our common units are and have been “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2013. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2013.

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

We believe that, for our fiscal year ended December 31, 2013, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2013.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, Navios Europe Inc. (“Navios Europe”), in which Navios Partners has an ownership interest of 5.0% is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe was an affiliate of Navios Partners.

D. Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

We are an international owner and operator of dry cargo carriers, formed in August 2007 by Navios Holdings, a vertically integrated seaborne shipping company with over 60 years of operating history in the drybulk shipping industry. We completed our IPO on November 16, 2007.

In June 2013, Navios Partners completed the issuance of the Term Loan B facility. The Term Loan B facility bears an interest of LIBOR + 425 basis points and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5.0 million). Navios Partners used the net proceeds of the Term Loan B facility to: i) prepay $101.6 million of the July 2012 Credit Facility; ii) fully repay the outstanding balance of $41.2 million of the August 2012 Credit Facility; iii) deposit $98.2 million to be held in escrow, to partially finance part of the acquisition of four new vessels; and iv) cover fees and expenses.

On November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears an interest rate of LIBOR +425 basis points and has a five-year term, with a 1.0% amortization profile and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Post-Panamax container vessels.

As of December 31, 2013, the outstanding balance of the Term Loan B facility including the add-on was $437.8 million, net of discount of $4.5 million, and it is repayable in 18 quarterly installments of $1.1 million, beginning in March 2014, with a final payment of $418.0 million, in June 2018.

In June 2013, Navios Partners amended the July 2012 Credit Facility and prepaid $101.6 million from the proceeds of the Term Loan B facility. The prepayment was applied in partial settlement of the next 16 installments. As of December 31, 2013, the outstanding balance was $100.0 million and is repayable in 16 installments, plus a final payment, in various amounts during the term of the July 2012 Credit Facility consisting of $0.5 million (five quarterly installments), $3.4 million (nine quarterly installments), $2.3 million (one quarterly installment) and $5.9 million (one quarterly installment), with a final payment of $58.2 million. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as a debt modification in accordance with ASC470 Debt and an amount of $1.3 million was written-off from the deferred financing fees.

In June 2013, Navios Partners fully repaid the outstanding balance of $41.2 million of the August 2012 Credit Facility from the proceeds of the Term Loan B facility.

As of December 31, 2013, the total borrowings under the Navios Partners’ credit facilities were $533.3 million, net of original issue discount.

As of December 31, 2013, Navios Partners was in compliance with the financial covenants of its credit facilities.

Equity Offerings and Issuances

On February 14, 2014, Navios Partners completed an equity offering, pursuant to which it issued 5,500,000 common units at $17.30 per unit and raised gross proceeds of $95.2 million (excluding the general partner contribution) to fund its fleet expansion. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the unitholders in connection with the offering and issued 825,000 common units at $17.30 per unit and raised additional gross proceeds of $14.3 million.

On September 25, 2013, Navios Partners completed an equity offering, pursuant to which it issued 5,750,000 common units at $14.26 per unit and raised gross proceeds of $82.0 million (excluding the general partner contribution) to fund its fleet expansion.

On February 6, 2013, Navios Partners completed an equity offering, pursuant to which it issued 5,175,000 common units at $14.15 per unit and raised gross proceeds of $73.2 million (excluding the general partner contribution) to fund its fleet expansion.

During fiscal 2012, Navios Partners completed an equity offering, pursuant to which it issued a total amount of 4,600,000 common units and raised gross proceeds of $72.1 million (excluding the general partner contribution) to fund its fleet expansion.

As of March 20, 2014, there were outstanding: 77,359,163 common units and 1,578,763 general partnership units. Navios Holdings owns a 20.0% interest in Navios Partners, which includes the 2% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for a purchase price of $15.7 million paid in cash, which was held in escrow as of December 31, 2013.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a new building Ultra-Handymax vessel of 61,485 dwt, for a purchase price of $27.5 million paid in cash, which was held in escrow as of December 31, 2013.

In December 2013, Navios Partners acquired from an unrelated third party five 2006 South Korean-built Post-Panamax container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan for total cash consideration of $275.0 million.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for an acquisition cost of $18.0 million in cash consideration.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, a 181,389 dwt Japanese new-build Capesize vessel, for an acquisition cost of $47.5 million in cash consideration.

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

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2011 to December 31, 2013.

		Country of incorporation	Statement of income
Company name	Vessel name		2013	2012	2011
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/19 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/19 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	6/15 – 12/31	—
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	7/24 – 12/31	—
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	7/27 – 12/31	—
Joy Shipping Corporation	Navios Joy	Marshall Is.	9/11 – 12/31	—	—
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	10/11 – 12/31	—	—
Pearl Shipping Corporation	Navios Sun	Marshall Is.	—	—	—
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	—	—	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	12/4 – 12/31	—	—
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	12/4 – 12/31	—	—
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	12/10 – 12/31	—	—
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	12/13 – 12/31	—	—
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	12/16 – 12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	6/19 – 12/31	—	—
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	6/04 – 12/31	—	—

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2013, our most significant counterparties were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, and which accounted for approximately 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. For the fiscal year ended December 31, 2012, our most significant counterparties were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2015), provides us with a strong base of stable cash flows.

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

Under the management agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance but costs associated with special surveys and related drydockings will be reimbursed by Navios Partners at cost at occurrence. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees we paid to the Manager were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In October 2013, we fixed the rate with the Manager until December 31, 2015 at a daily rate of: (a) $4,000 per Ultra-Handymax vessel; (b) $4,100 per Panamax vessel; (c) $5,100 per Capesize vessel effective January 1, 2014 through December 31, 2015; and (d) $6,500 per Post-Panamax container vessel effective from the date of delivery of such vessel to the Navios Partners’ owned fleet through December 31, 2015, while the term of the management agreement is until December 31, 2017. Extraordinary costs and expenses include fees and costs resulting from:

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

A. Operating results

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following table presents consolidated revenue and expense information for the years ended December 31, 2013 and 2012. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year ended December 31, 2013	Year ended December 31, 2012
	(In thousands of U.S. dollars)
Time charter and voyage revenues (includes related party revenue of $23.7 million and $7.4 million for the years ended December 31, 2013 and 2012, respectively)	$198,159	$205,435
Time charter and voyage expenses	(14,943)	(12,937)
Direct vessel expenses	—	(25)
Management fees (entirely through related party transactions)	(36,173)	(31,689)
General and administrative expenses	(6,305)	(5,555)
Depreciation and amortization	(77,505)	(71,622)
Interest expense and finance cost, net	(16,910)	(10,127)
Interest income	50	229
Other income	13,730	22,598
Other expense	(1,097)	(409)

Net income	$59,006	$95,898

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2013 decreased by $7.3 million or 3.5% to $198.2 million, as compared to $205.4 million for the same period in 2012. The decrease in time charter and voyage revenues was due to the decrease in time charter equivalent to $24,284 per day for the year ended December 31, 2013, from $28,907 per day for the year ended December 31, 2012. The above decrease was partially mitigated by the increase in time charter and voyage revenues due to the acquisitions of the Navios Buena Ventura on June 15, 2012, the Navios Soleil on July 24, 2012, the Navios Helios on July 27, 2012, the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013 and the acquisition of five Post-Panamax container vessels in December 2013. As a result of the vessel acquisitions, available days of the fleet increased to 7,952 days for the year ended December 31, 2013, as compared to 7,002 days for the year ended December 31, 2012.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2013 increased by $2.0 million or 15.5% to $14.9 million, as compared to $12.9 million for the year ended December 31, 2012. The increase was mainly attributable to increase in voyage expenses incurred during the year.

Management Fees: Management fees for the year ended December 31, 2013, increased by $4.5 million or 14.2% to $36.2 million, as compared to $31.7 million for the year ended December 31, 2012. The increase was mainly attributable to the increased number of owned vessels in Navios Partners’ fleet.

Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel until December 31, 2013.

In October 2013, Navios Partners amended its existing management agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6,500 daily rate per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed at cost at occurrence.

General and administrative expenses: General and administrative expenses increased by $0.7 million or 13.5% to $6.3 million for the year ended December 31, 2013, as compared to $5.6 million for the year ended December 31, 2012. The increase was mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.

Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with these services. In October 2011, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. For the year ended December 31, 2013 and 2012, the expenses charged by the Manager for administrative fees were $4.4 million and $3.9 million, respectively. The balance of $1.9 million and $1.7 million of general and administrative expenses, for the year ended December 31, 2013 and 2012, respectively, related to legal and professional fees, as well as audit fees and directors’ fees.

Depreciation and amortization: Depreciation and amortization amounted to $77.5 million for the year ended December 31, 2013 compared to $71.6 million for the year ended December 31, 2012. The increase of $5.9 million was attributable to: (a) an increase in depreciation expense of $2.1 million due to the acquisitions of the Navios Buena Ventura, the Navios Soleil, the Navios Helios, the Navios Joy, the Navios Harmony and the acquisition of five Post-Panamax container vessels; (b) an increase in amortization expense of $7.0 million due to the favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contract of the Navios Buena Ventura; and (c) a $3.2 million partial acceleration of the Navios Melodia favorable lease. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from two to ten years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2013 increased by $6.8 million or 67.0% to $16.9 million, as compared to $10.1 million for the year ended December 31, 2012. The increase was due to: (a) the write-off of deferred financing fees of $2.4 million due to loan prepayments; (b) the higher weighted average interest rate of 3.67% for the year ended December 31, 2013, compared to 2.90% for the same period in 2012; and (c) the increase in the average outstanding loan balance to $353.1 million in the year ended December 31, 2013 from $314.7 million in the year ended December 31, 2012. As of December 31, 2013 and 2012, the outstanding loan balance under Navios Partners’ credit facilities was $533.3 million and $299.7 million, respectively.

Interest income: Interest income decreased by $0.2 million to $0.05 million for the year ended December 31, 2013, as compared to $0.2 million for the year ended December 31, 2012.

Other income: Other income decreased by $8.9 million for the year ended December 31, 2013, as compared to the year ended December 31, 2012. The decrease was mainly due to a $22.5 million accounting effect from the restructuring of credit default insurance in November 2012 partially mitigated by $13.3 million compensation recognized in 2013 covering hire revenues for the suspension period in a drybulk charter contract until April 2016. Please read “Note 20” of our financial statements.

Other expense: Other expense increased by $0.7 million to $1.1 million for the year ended December 31, 2013, as compared to $0.4 million for the year ended December 31, 2012.

Net income: Net income for the year ended December 31, 2013 amounted to $59.0 million compared to $95.9 million for the year ended December 31, 2012. The decrease in net income of $36.9 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the year ended December 31, 2013 of $125.5 million, compared to $148.9 million for the year ended December 31, 2012. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table presents consolidated revenue and expense information for the years ended December 31, 2012 and 2011. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year ended December 31, 2012	Year ended December 31, 2011
	(In thousands of U.S. dollars)
Time charter revenues (includes related party revenue of $7.4 million and $0 for the years ended December 31, 2012 and 2011)	$205,435	$186,953
Time charter expenses	(12,937)	(13,473)
Direct vessel expenses	(25)	(61)
Management fees	(31,689)	(26,343)
General and administrative expenses	(5,555)	(4,965)
Depreciation and amortization	(71,622)	(63,971)
Write-off of intangible asset	—	(3,979)
Interest expense and finance cost, net	(10,127)	(9,244)
Interest income	229	821
Other income	22,598	272
Other expense	(409)	(675)

Net income	$95,898	$65,335

Time charter and voyage revenues: Time charter revenues for the year ended December 31, 2012 increased by $18.4 million or 9.8% to $205.4 million, as compared to $187.0 million for the year ended December 31, 2011. The increase was mainly attributable to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011, the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012. As a result of these vessel acquisitions, available days of the fleet increased to 7,002 days for the year ended December 31, 2012, as compared to 6,251 days the year ended December 31, 2011. TCE decreased to $28,907 per day for the year ended December 31, 2012, from $29,909 per day for the year ended December 31, 2011.

Time charter and voyage expenses: Time charter expenses for the year ended December 31, 2012 decreased by $0.6 million or 4.0% to $12.9 million, as compared to $13.5 million for the year ended December 31, 2011. The decrease was mainly attributable to the decrease in off-hire charges of $0.4 million, a decrease in bunkers of $0.4 million and a decrease in other expenses of $0.2 million, mitigated by an increase in brokers’ expenses of $0.4 million.

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

Depreciation and amortization: Depreciation and amortization amounted to $71.6 million for the year ended December 31, 2012 compared to $64.0 million for the year ended December 31, 2011. The increase of $7.6 million was attributable to: (a) an increase in depreciation expense of $3.0 million due to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011, the Navios Buena Ventura on June 15, 2012, the Navios Soleil on July 24, 2012, and the Navios Helios on July 27, 2012; and (b) an increase in amortization expense of $4.6 million due to the favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from three to 12 years.

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

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

B. Liquidity and Capital Resources

Credit facilities

On July 31, 2012, Navios Partners entered into the July 2012 Credit Facility for $290.5 million. The July 2012 Credit Facility was entered into to refinance and merge Navios Partners’ two existing facilities at that time.

On August 8, 2012, Navios Partners entered into the August 2012 Credit Facility, and borrowed an amount of $44.0 million to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil.

On June 27, 2013, Navios Partners and Navios Partners Finance (US) Inc., as co-borrowers, entered into the Term Loan B facility with JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto. The Term Loan B facility bears an interest of LIBOR + 425 basis points and has a five-year term with 1% amortization profile and was issued at 98.0% (at a discount of $5.0 million). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101.6 million of the July 2012 Credit Facility; (ii) fully repay the outstanding balance of $41.2 million of the August 2012 Credit Facility; (iii) deposit $98.2 million to be held in escrow, to partially finance part of the acquisition of four new vessels and (iv) cover fees and expenses.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Agreement also provides for customary events of default.

In June 2013, Navios Partners amended the July 2012 Credit Facility and prepaid $101.6 million from the proceeds of the Term Loan B facility. The prepayment was applied in partial settlement of the next 16 installments. As of December 31, 2013, the outstanding balance was $100.0 million and is repayable in 16 installments, plus a final payment, in various amounts during the term of the July 2012 Credit Facility consisting of $0.5 million (five quarterly installments), $3.4 million (nine quarterly installments), $2.3 million (one quarterly installment) and $5.9 million (one quarterly installment), with a final payment of $58.2 million. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as a debt modification in accordance with ASC470 Debt and an amount of $1.3 million was written-off from the deferred financing fees.

On November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears an interest rate of LIBOR +425 basis points and has a five year term, with a 1.0% amortization profile and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Post-Panamax container vessels.

As of December 31, 2013, the outstanding balance of the Term Loan B facility, including the add-on, was $437.8 million, net of discount of $4.5 million and it is repayable in 18 quarterly installments of $1.1 million, beginning in March 2014, with a final payment of $418.0 million in June 2018.

As of December 31, 2013, the total borrowings under the Navios Partners’ credit facilities were $533.3 million, net of original issue discount. As of December 31, 2013, Navios Partners was in compliance with the financial covenants of its credit facilities.

Amounts drawn under the July 2012 Credit Facility, as amended, are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. The July 2012 Credit Facility contains a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The July 2012 Credit Facility also requires compliance with a number of financial covenants, including Net Worth, debt coverage ratios and minimum liquidity. It is an event of default under the loan facilities if such covenants are not complied with.

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

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on November 1, 2013, which was declared effective on January 15, 2014, under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million, approximately $390.6 million of which is currently available.

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

As of December 31, 2013, all of our facilities were fully drawn and the total borrowings under our credit facilities amounted to $533.3 million.

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

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63.7 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs at $0.2 million were approximately $60.8 million. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.3 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9.6 million and net proceeds, including the underwriting discount, of approximately $9.1 million and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On September 25, 2013, Navios Partners completed its public offering of 5,000,000 common units at $14.26 per unit and raised gross proceeds of $71.3 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million were $68.2 million. Pursuant to this offering, Navios Partners issued 102,041 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.5 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 750,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $10.7 million. The net proceeds, including the underwriting discount, were approximately $10.2 million and Navios Partners issued 15,306 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On February 14, 2014, Navios Partners completed its public offering of 5,500,000 common units at $17.30 per unit and raised gross proceeds of approximately $95.2 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs estimated at $0.3 million were approximately $91.1 million. Pursuant to this offering, Navios Partners issued 112,245 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.9 million. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $14.3 million and net proceeds, including the underwriting discount, of approximately $13.7 million and issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.3 million.

As of March 20, 2014, there were outstanding: 77,359,163 common units and 1,578,763 general partnership units. During the years ended December 31, 2013, 2012 and 2011, the aggregate amount of cash distribution paid was $122.4 million, $106.9 million and $95.5 million, respectively.

Cash flows for the year ended December 31, 2013 compared to the year ended December 31, 2012:

The following table presents cash flow information for the years ended December 31, 2013 and 2012. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2013	Year Ended December 31, 2012
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$104,842	$179,081
Net cash used in investing activities	(382,673)	(109,698)
Net cash provided by/ (used in) financing activities	281,045	(85,329)

Increase/(decrease) in cash and cash equivalents	$3,214	$(15,946)

Cash provided by operating activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash provided by operating activities decreased by $74.2 million to $104.8 million for the year ended December 31, 2013, as compared to $179.1 million for the same period in 2012.

Net income decreased by $36.9 million to $59.0 million for the year ended December 31, 2013, from $95.9 million for the year ended December 31, 2012. In determining net cash provided by operating activities for the year ended December 31, 2013, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $77.5 million and $4.0 million amortization and write-off of deferred financing cost. For the year ended December 31, 2012, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $71.6 million, $0.8 million amortization and write-off of deferred financing cost and $0.03 million amortization of deferred dry dock costs.

Accounts receivable increased by $8.5 million, from $7.8 million at December 31, 2012, to $16.3 million at December 31, 2013 due to the increase in amounts due from charterers.

Prepaid expenses and other current assets increased by $1.1 million, from $0.6 million at December 31, 2012, to $1.7 million at December 31, 2013.

Other long term assets decreased by $0.2 million, from $0.3 million at December 31, 2012, to $0.1 million at December 31, 2013.

Accounts payable increased by $1.1 million, from $2.1 million at December 31, 2012, to $3.2 million at December 31, 2013. The increase was attributed to the increase in brokers’ payable by $0.3 million and an increase in other payables by $1.0 million partially offset by the decrease in port agents and head owners’ payable by $0.2 million.

Accrued expenses increased by $0.3 million from $3.6 million at December 31, 2012 to $3.9 million at December 31, 2013. The primary reason for the increase was an increase in accrued legal expenses by $0.9 million partially mitigated by a decrease in accrued loan interest by $0.2 million and a decrease in accrued voyage expenses by $0.4 million.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions decreased by $6.1 million from $9.1 million at December 31, 2012 to $3.0 million at December 31, 2013.

Amounts due to related parties decreased by $21.5 million, from $21.7 million at December 31, 2012, to $0.2 million for the year ended December 31, 2013. The decrease was mainly attributable to a decrease in accrued management fees by $17.1 million, a decrease in accrued administrative expenses by $2.1 million and an decrease in other payables due to affiliated companies by $2.4 million.

Cash used in investing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash used in investing activities was $382.7 million for the year ended December 31, 2013 as compared to $109.7 million for the same period in 2012.

Cash used in investing activities of $382.7 million for the year ended December 31, 2013 was due to: (i) $98.2 million held in escrow for the acquisition of four vessels of which $47.0 million was released in September 2013 for the acquisition of the Navios Joy and $17.8 million was released in October 2013 for the acquisition of the Navios Harmony; (ii) $7.3 million paid as deposits for the acquisition of the vessels that was delivered to Navios Partners in January 2014; (iii) a $0.3 million loan granted to Navios Europe; (iv) $0.5 million for investment in Navios Europe; and (v) $341.2 million paid for the acquisition of the Navios Joy on September 11, 2013, the acquisition of the Navios Harmony on October 11, 2013 and the acquisition of five Post-Panamax container vessels in December 2013.

On June 15, 2012, Navios Partners acquired from Navios Holdings, the Navios Buena Ventura, for a purchase price of $67.5 million. Favorable lease terms recognized through this transaction amounted to $21.2 million and were related to the acquisition of the rights for the time charter-out contract of the vessel. The amount of $46.3 million for the Navios Buena Ventura was classified under vessels, net.

In July, 2012, Navios Partners acquired from an unrelated third party the Navios Soleil and the Navios Helios, for an acquisition cost of $21.1 million for each vessel in cash consideration.

Cash provided by/(used in) financing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash provided by/(used in) financing activities increased by $366.4 million to $281.0 million inflow for the year ended December 31, 2013, as compared to $85.3 million outflow for the same period in 2012.

Cash provided by/(used in) financing activities of $281.0 million for the year ended December 31, 2013 was due to: (a) $148.0 million proceeds from the issuance of 10,925,000 common units in February 2013 and in September 2013, net of offering costs; (b) $3.2 million from the issuance of additional general partnership units; (c) $28.4 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt as required by Navios Partners’ credit facilities; and (d) $434.5 million proceeds from the Term Loan B facility net of discount. This overall increase was partially mitigated by: (a) loan repayments and prepayment of long term debt, net of expenses of $201.4 million; (b) payment of a total cash distribution of $122.4 million; and (c) payment of $9.2 million of deferred financing cost relating to the July 2012 Credit Facility and the Term Loan B facility.

Cash used in financing activities of $85.3 million for the year ended December 31, 2012 was due to: (a) $68.6 million proceeds from the issuance of 4,600,000 common units in May 2012, net of offering costs; (b) $1.5 million from the issuance of additional general partnership units; and (c) proceeds of $44.0 million on August 8, 2012, under the August 2012 Credit Facility. This overall increase was partially offset by: (a) loan repayments of $70.3 million; (b) payment of a total cash distribution of $106.9 million; (c) payment of $1.1 million financing cost relating to the August 2012 Credit Facility of $44.0 million; and (d) an increase of $21.1 million in restricted cash related to the amounts held in retention accounts in order to service debt payments as required by Navios Partners’ credit facilities.

Cash flows for the year ended December 31, 2012 compared to the year ended December 31, 2011:

The following table presents cash flow information for the years ended December 31, 2012 and 2011. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2012	Year Ended December 31, 2011
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$179,081	$127,464
Net cash used in investing activities	(109,698)	(120,000)
Net cash used in financing activities	(85,329)	(10,664)

Decrease in cash and cash equivalents	$(15,946)	$(3,200)

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

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions decreased by $6.0 million from $15.1 million at December 31, 2011 to $9.1 million at December 31, 2012. Out of the $9.1 million at December 31, 2012, the amount of $4.2 million represents the short-term portion of unamortized deferred revenue received from the counterparty to the Navios Hope. Please read “Note 10” of our financial statements.

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

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Expressed in thousands of U.S. dollars)
Net cash provided by operating activities	$104,842	$179,081	$127,464
Net decrease in operating assets	9,403	1,565	3,430
Net increase/(decrease) in operating liabilities	26,301	(12,314)	2,982
Net interest cost	16,860	9,898	8,423
Write-off of intangible asset	—	—	(3,979)
Amortization and write-off of deferred financing costs	(4,035)	(787)	(530)

EBITDA(1)	$153,371	$177,443	$137,790
Write-off of intangible asset	—	—	3,979

Adjusted EBITDA	$153,371	$177,443	$141,769
Cash interest income	49	262	801
Cash interest paid	(13,324)	(9,957)	(8,131)
Maintenance and replacement capital expenditures	(14,593)	(18,869)	(18,569)

Operating Surplus	$125,503	$148,879	$115,870

(1)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Expressed in thousands of U.S. dollars)
Net cash provided by operating activities	$104,842	$179,081	$127,464
Net cash used in investing activities	$(382,673)	$(109,698)	$(120,000)
Net cash provided by/(used in) financing activities	$281,045	$(85,329)	$(10,664)

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

EBITDA decreased by approximately $24.1 million to $153.4 million for the year ended December 31, 2013, as compared to $177.4 million for the same period in 2012. The decrease in EBITDA was due to a $7.3 million decrease in revenue, a $2.0 million increase in time charter and voyage expenses due to an increase in voyage expenses incurred, a $4.5 million increase in management fees due to the increased number of vessels, a $0.7 million increase in general and administrative expenses, a $8.9 million decrease in other income and a $0.7 million increase in other expenses.

Adjusted EBITDA increased by $35.6 million to $177.4 million for the year ended December 31, 2012, as compared to $141.8 million for the same period in 2011. The increase in Adjusted EBITDA was due to an $18.4 million increase in revenue following the acquisitions of the five vessels at various times through July 2012 of the Navios Luz, the Navios Orbiter, the Navios Buena Ventura, the Navios Soleil and the Navios Helios, a $0.6 million decrease in time charter expenses, a $22.3 million increase in other income mainly from the credit default insurance settlement and a $0.3 million decrease in other expense. The above increase was partially offset by a $5.4 million increase in management fees and a $0.6 million increase in general and administrative expenses as a result of the increased number of vessels in Navios Partners’ fleet.

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

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt”. As of December 31, 2013 and December 31, 2012, long-term debt amounted to $528.0 million and $276.0 million, respectively. The current portion of long-term debt amounted to $5.4 million and $23.7 million as of December 31, 2013 and December 31, 2012, respectively. As of December 31, 2013, all of our facilities were fully drawn.

Capital Expenditures

During the years ended December 31, 2013, 2012 and 2011, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt, owner’s contribution and equity raisings. Capital expenditures for the years ended December 31, 2013, 2012 and 2011 amounted to $382.7 million, $109.7 million and $120.0 million, respectively. For the year ended December 31, 2013, expansion capital expenditures of $382.7 million related to the acquisition of the Navios Joy in September 2013, the acquisition of the Navios Harmony in October 2013 and the acquisition of five Post-Panamax container vessels in December 2013. For the year ended December 31, 2012, expansion capital expenditures of $109.7 million related to the acquisition of the Navios Buena Ventura in June 2012 and the acquisition of the Navios Helios and the Navios Soleil in July 2012. For the year ended December 31, 2011, expansion capital expenditures of $120.0 million related to the acquisition of the Navios Luz and the Navios Orbiter in May 2011.

Maintenance for our vessels and expenses related to drydocking were included in the fee we pay our Manager under the management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In October 2013, Navios Partners amended its existing management agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6,500 daily rate per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

Replacement Reserve

Our annual replacement reserve for the years ended December 31, 2013 and 2012 was $14.6 million and $18.9 million, respectively, for replacing our vessels at the end of their useful lives.

The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for container vessels; and (iii) a relative net investment rate.

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

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the drybulk market at any given time. For other trends affecting our business please see other discussions in “Item 5-Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2013:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1) (2) (3)	$6,373	$34,766	$496,659	$—	$537,798
Operating lease obligations(4)	$6,594	$1,005	$—	$—	$7,599
Vessels deposits(5)	$36,167	$—	$—	$—	$36,167

Total contractual obligations	$49,134	$35,771	$496,659	$—	$581,564

(1)	The amount identified does not include interest costs associated with the outstanding July 2012 Credit Facility which are based on LIBOR plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.80% to 2.05% per annum.
(2)	The amount identified does not include interest costs associated with the outstanding Term Loan B facility which are based on 4.25% per annum plus LIBOR with a floor of 1.0%.
(3)	The amount identified excludes the discount associated with the outstanding Term Loan B facility, of $4.5 million.

(4)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions. As of December 31, 2013, Navios Partners had entered into charter-in agreements for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel until June 2014 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($36.1 million based on the exchange rate at December 31, 2013), declining pro rata each year by 145 million Japanese Yen ($1.4 million based on the exchange rate at December 31, 2013). The Navios Aldebaran is a chartered-in vessel for seven years until March 2015 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($34.2 million based on the exchange rate at December 31, 2013) declining pro rata each year by 150 million Japanese Yen ($1.4 million based on the exchange rate at December 31, 2013).
(5)	Future remaining contractual installments for the Navios Partners vessels to be delivered on various dates through the first quarter of 2014.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 18 for the Investment in Navios Europe and respective ownership interests.

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

As of December 31, 2013, Navios Partners owned a fleet of 26 vessels, with an aggregate carrying value of $1,145.6 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2013, the carrying value of 20 of Navios Partners’ vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $151.9 million in the aggregate (the unrealized loss).

As of December 31, 2012, Navios Partners owned a fleet of 19 vessels, with an aggregate carrying value of $881.8 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2012, the carrying value of 16 of Navios Partners’ vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $161.9 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2013, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price (1)	Carrying Value as of December 31, 2013 (1)
	(In millions of U.S. dollars)
Navios Libra II	11/16/2007	$26.3	$13.0	*
Navios Alegria	11/16/2007	38.9	26.7	*
Navios Felicity	11/16/2007	31.3	17.5	*
Navios Gemini S	11/16/2007	24.3	11.9	*
Navios Galaxy I	11/16/2007	30.7	20.1
Navios Hope	07/01/2008	80.0	60.5	*
Navios Apollon	10/29/2009	32.0	18.2	*
Navios Fantastiks	05/02/2008	87.5	66.5	*
Navios Sagittarius	01/12/2010	59.4	40.9
Navios Hyperion	01/08/2010	63.0	28.0	*
Navios Aurora II	03/18/2010	110.3	84.4	*
Navios Pollux	05/21/2010	110.0	85.5	*
Navios Melodia	11/15/2010	78.8	65.4	*
Navios Fulvia	11/15/2010	98.2	70.8	*
Navios Luz	05/19/2011	78.0	66.7	*
Navios Orbiter	05/19/2011	52.0	28.8	*
Navios Buena Ventura	06/15/2012	67.5	61.1	*
Navios Soleil	07/24/2012	21.1	19.9
Navios Helios	07/27/2012	21.1	19.8
Navios Joy	09/11/2013	47.5	47.0
Navios Harmony	10/11/2013	18.0	17.8
Hyundai Hongkong	12/04/2013	55.2	55.0	*
Hyundai Tokyo	12/04/2013	55.1	55.0	*
Hyundai Singapore	12/10/2013	55.2	55.0	*
Hyundai Shanghai	12/13/2013	55.2	55.1	*
Hyundai Busan	12/16/2013	55.1	55.1	*

		$1,451.7	$1,145.7

(1)	All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2013, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

During the fourth quarter of fiscal 2013, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2015 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

In connection with its annual impairment testing on its vessels as of December 31, 2013, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 33.10% to 87.59% (depending on the vessel).

In addition, the Company compared the ten-year historical average (of the one-year charter rate for similar vessels), with current rates for five-year, three-year and one-year charters (for similar vessels). A comparison of the ten-year historical average (of the one-year charter rate) and the current rates for five-year, three-year and one-year charters (for similar vessels) follows (as of December 31, 2013):

	Current Time Charter Rates of Various Terms (for Similar Vessels) vs. Ten-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% above (below) the 10-Year average)
Ultra-Handymax	-36.9%	-48.6%	-55.7%
Panamax	-38.4%	-54.6%	-61.1%
Capesize	-49.9%	-66.1%	-66.2%

As disclosed elsewhere, the Company’s fleet includes 20 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $151.9 million in the aggregate (the unrealized loss). If testing for impairment using current rates for five-year (for similar vessels) in lieu of the ten-year historical average, none of Navios Partners’ vessels would have carrying values in excess of their projected undiscounted future cash flows. If testing for impairment using current rates for five-year, three-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the ten-year historical average (of the one-year charter rate for similar vessels), Navios Partners estimates that 1, 2 and 6 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2013, the 10-year historical average rates for its vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were less than 5% higher than the Company’s daily time charter equivalent rate achieved in fiscal year 2013 of $24,284 per day. For vessels under fixed contract as of December 31, 2013, the actual charter contract rates vary from a minimum of $8,906 net per day to a maximum of $50,588 net per day.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk and container vessels based on a scrap value of $340 per lightweight ton, as we believe these levels are common in the shipping industry. Management estimates the useful life of our vessels to be 25 and 30 years from the drybulk and container vessel’s original construction, respectively. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 36 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. In October 2013, Navios Partners amended its existing management agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6,500 daily rate per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

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

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	49	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	40	Chief Financial Officer
George Achniotis	49	Executive Vice President-Business Development and Director
Shunji Sasada	56	Director
Serafeim Kriempardis	66	Director (Class III)
Robert Pierot	56	Director (Class I)
John Karakadas	51	Director (Class I)
Dimitris Papastefanou Gkouras	62	Director (Class II)
Vasiliki Papaefthymiou	45	Secretary

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco.

Angeliki Frangou has been our Chairman and CEO since August 2007. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM), our sponsor, since August 2005, and the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. From September 2012 to June 2013, Ms. Frangou served as a Board member of Eurobank Ergasias S.A. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Stratos Desypris is Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. In addition Mr. Desypris is the Chief Financial Controller of Navios Maritime Holdings Inc, Navios Partners’ sponsor, since May 2006. He also serves as a Director and the SVP- Strategic Planning of Navios South American Logistics Inc and as a Director in Navios Europe. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

George Achniotis was appointed to our Board of Directors in August 2007 and he has been our Executive Vice President-Business Development since February 2008. Mr. Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President — Business Development of Navios Holdings from August 2006 to April 2007. Prior to joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006. Mr. Achniotis holds a Bachelors of Science degree in engineering from the University of Manchester and he is a member of the institute of chartered accountants in England and Wales. Mr. Achniotis is also a member of the institute of certified accountants in Cyprus.

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

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of marine assets ranging from United States US Flag inland waterway marine assets, both United States and non-United States Flagged vessels ranging from large bulk carriers, tankers, container vessels and vessels that are used to service the offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. Mr. Pierot served as a board member for Chiles Offshore prior to its sale to another U.S. publicly traded offshore drilling rig company. Additionally, Mr. Pierot serves as a member of the United States Department of Transportation’s Shipbuilding Subcommittee, the Marine Transportation System National Advisory Council. Since 1980, Mr. Pierot has been a member of the Board of Directors of the Hellenic-American Chamber of Commerce and previously served as Chairman of the Board from mid 2011 to mid 2013.

John Karakadas was appointed to our Board of Directors in October 2007. Mr. Karakadas is the Senior Managing Partner of AESION LLC, an international turnaround and restructuring firm. From 2005 to 2011, Mr. Karakadas has served as Chairman and Chief Executive Officer of SingularLogic, a European software vendor and information technology services provider listed on the Athens Exchange. In parallel, from April 2007 until 2009, Mr. Karakadas has served as Executive Director and Deputy CEO of Marfin Investment Group, an Athens Exchange listed Investment Company In 2011, from the position of Executive Chairman of the Board of Directors of Olympic Air, he led the successful turnaround process following its privatization. Also, since 2004, he has served on the Board of Directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the CEO of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a B.B.A. in Industrial Management from Kent State University. Mr. Karakadas also serves on our Audit Committee and is an independent director.

Dimitris Papastefanou Gkouras was appointed to our Board of Directors in June 2013. From 2007 until 2012, Mr. Papastefanou Gkouras served as Credit Director of Shipping for Marfin Egnatia Bank as well as a member of the bank’s Greek and International Credit Committees. Prior to his position with Marfin Egnatia Bank, Mr. Papastefanou Gkouras served in various managing and advisory roles within the corporate and shipping finance sectors, including stints with Greek and other European banks, including Credit Commercial de France. Mr. Papastefanou Gkouras received a B.A. in Economics and History from American College of Greece–Deree in Athens, Greece and a diploma in Economic Analysis from the University of Kent, England. Mr. Papastefanou Gkouras also serves on our Audit Committee and is an independent director.

Vasiliki Papaefthymiou was appointed our Secretary in August 2007. Ms. Papaefthymiou has been Executive Vice President — Legal and a member of Navios Holdings’ board of directors since August 25, 2005, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Master degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse the Manager and certain affiliates for expenses incurred pursuant to the management agreement and administrative services agreement we entered into with the Manager. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2013, 2012 and 2011 no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our officers including our Chief Executive Officer and our Chief Financial Officer are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2013, 2012 and 2011, the fee charged by the Manager for administrative services was $4.4 million, $3.9 million and $3.4 million, respectively.

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

For the year ended December 31, 2013, aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board. For the year ended December 31, 2012, aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board. For the year ended December 31, 2011 the aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

C. Board Practices

Our partnership agreement provides that our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis and such delegation will be binding on any successor general partner of the partnership. Our General Partner, Navios GP L.L.C., is wholly owned by Navios Holdings. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our executive officers and three of our directors also are executive officers, directors and/or affiliates of Navios Holdings and our Chief Executive Officer is also the Chairman and Chief Executive Officer of Navios Acquisition and Navios Holdings.

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as the Class I elected directors and will serve until our annual meeting of unitholders in 2015, as their term was renewed for three years during our 2012 annual meeting of unitholders; one of the four directors was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016 as the term was renewed for three years during our 2013 annual meeting of unitholders; and the remaining director was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2014. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

Three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our conflicts committee are Messrs. John Karakadas, Serafeim Kriempardis and Dimitris Papastefanou Gkouras.

In addition, we have an audit committee of two independent directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. John Karakadas, Dimitris Papastefanou Gkouras and Serafeim Kriempardis and our audit committee financial expert is Mr. Kriempardis.

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

The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian and Georgian officers and Filipino, Georgian, and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. — Major Unitholders and Related Party Transactions”.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 20, 2014, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 19, 2014 (60 days after March 20, 2014) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (77,359,163), not including general partner units (1,578,763). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned		Percentage of Common Units Owned
Angeliki Frangou(1)(2)	500,000			*
Efstratios Desypris	—		—
George Achniotis		*		*
Robert Pierot		*		*
Shunji Sasada		*		*
Serafeim Kriempardis	—		—
John Karakadas	—		—
Dimitris Papastefanou Gkouras	—		—
Vasiliki Papaefthymiou	—		—
All directors and officers as a group (9 persons) (2)(3)	570,000			*

*	Less than 1%
(1)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.
(2)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as our directors, Shunji Sasada. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.
(3)	Each director, executive officer and key employee, beneficially owns less than one percent of the outstanding common units.

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 20, 2014, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 19, 2014 (60 days after March 20, 2014) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based all outstanding common units (78,937,926), which includes the general partner units (1,578,763).

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	14,223,763	18.0%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Ted Petrone, Spyridon Magoulas, John Stratakis, George Malanga and Efstathios Loizos.

Our majority unitholders have the same voting rights as our other unitholders except as follows: each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, i at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of such class of units. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

B. Related Party Transactions

As of December 31, 2013, Navios Holdings, the sole member of our General Partner, owned 14,223,763 common units, representing an 19.6% limited partner interest in us based on all outstanding common units. Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

Navios Europe

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 18 for the Investment in Navios Europe and respective ownership interests.

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2013, Navios Partners’ portion of the outstanding amount relating to its investment in Navios Europe (5.0% of the $10.0 million) was $0.5 million, under caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans capital is $0.3 million, under caption “Loan receivable from affiliates.” As of December 31, 2013, the amount undrawn from the revolving facility was $18.5 million, of which Navios Partners was committed to fund $0.9 million.

Share Purchase Agreements

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

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis upon its delivery to Navios Holdings. Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties until June 29, 2011 (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we had waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of: (a) the consummation of a business combination by Navios Acquisition; (b) the liquidation of Navios Acquisition; and (c) June 2011. Such waiver ended with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, when we entered into the business opportunity right of first offer agreement.

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

In October 2011, Navios Partners extended the duration of its existing management agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees we paid to the Manager were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In October 2013, we fixed the rate with the Manager until December 31, 2015 at a daily rate of: (a) $4,000 per Ultra-Handymax vessel; (b) $4,100 per Panamax vessel; (c) $5,100 per Capesize vessel effective January 1, 2014 through December 31, 2015; and (d) $6,500 per Post-Panamax container vessel effective from the date of delivery of such vessel to the Navios Partners’ owned fleet through December 31, 2015, while the term of the management agreement is until December 31, 2017.

Intermediate and special survey expenses (including drydocking expenses) will be reimbursed at cost under the management agreement. From January 1, 2016 to December 31, 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. Total general and administrative expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $4.4 million, $3.9 million and $3.4 million, respectively.

Management Fees

Pursuant to the management agreement dated November 16, 2007, the Manager provided commercial and technical management services to our vessels. In October 2009, we fixed the rate with the Manager for a period of two years until November 2011. The management fees we paid to the Manager were: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing management agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In October 2013, Navios Partners amended its existing management agreement the Manager to fix the fees for ship management services of its owned fleet at: (a) $4,000 per Ultra-Handymax vessel, (b) $4,100 per Panamax vessel, (c) $5,100 per Capesize vessel effective from January 1, 2014 through December 31, 2015 and (d) $6,500 per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

Total management fees for the years ended December 31, 2013, 2012 and 2011 amounted to $36.2 million, $31.7 million and $26.3 million, respectively.

Other

On November 15, 2012, Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of December 31, 2013, the Company has not put forth any claims to Navios Holdings in connection with this supplemental insurance.

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

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest (not including subordinated Series A units that are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units) is approximately $110.5 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

During the years ended December 31, 2013, 2012 and 2011 the aggregate amount of cash distribution paid was $122.4 million, $106.9 million and $95.5 million, respectively.

On January 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2013 of $0.4425 per unit. The distribution was paid on February 14, 2014 to all holders of record of common and general partner units on February 10, 2014. The aggregate amount of the declared distribution was $32.6 million.

Subordination period

During the subordination period, which has expired, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash to be distributed on the common units. As of January 1, 2012 all subordinated units held by Navios Holdings (except for the Subordinated Series A Units) were converted into common units as per the conditions and terms set forth in our Partnership Agreement.

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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9.	The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2013	$19.45	$12.84
December 31, 2012	$16.94	$11.59
December 31, 2011	$21.38	$11.31
December 31, 2010	$20.03	$14.50
December 31, 2009	$15.80	$6.39
Quarter Ended:
March 31, 2014 (through March 20, 2014)	$19.20	$16.78
December 31, 2013	$19.45	$14.24
September 30, 2013	$15.22	$13.81
June 30, 2013	$15.21	$13.59
March 31, 2013	$14.84	$12.84
December 31, 2012	$15.78	$12.11
September 30, 2012	$15.23	$13.16
June 30, 2012	$16.73	$11.59
March 31, 2012	$16.94	$15.00
Month Ended:
March 31, 2014 (through March 20, 2014)	$19.20	$17.29
February 28, 2014	$18.40	$16.78
January 31, 2014	$19.13	$18.06
December 31, 2013	$19.45	$16.55
November 30, 2013	$17.00	$15.97
October 31, 2013	$15.63	$14.24
September 30, 2013	$14.93	$14.14

Item 10.	Additional Information

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

•	Facility Agreement for a $260.0 million revolving credit and term loan facility, by and among Navios Partners, Commerzbank AG and DVB Bank AG, dated November 15, 2007. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement dated June 25, 2008, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement dated January 30, 2009, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by an agreement dated June 25, 2008) for a loan facility of up to $295.0 million. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Third Supplemental Agreement dated January 11, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008 and January 30, 2009). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fourth Supplemental Agreement dated March 30, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009 and January 11, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fifth Supplemental Agreement dated June 1, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010 and March 30, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Sixth Supplemental Agreement dated December 13, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010 and June 1, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Seventh Supplemental Agreement dated May 31, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010 and December 13, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Eighth Supplemental Agreement dated September 30, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010 and May 31, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Ninth Supplemental Agreement dated March 30, 2012, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010, May 31, 2011 and September 30, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for a $35.0 million term loan facility, dated May 27, 2011, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated December 4, 2012, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated March 27, 2013, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012 to revise the lender majority vote requirement and expand the definition of Security Value. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for a $44.0 million term loan facility, dated July 31, 2012, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Acquisition Omnibus Agreement, dated as of November 15, 2007, among Navios Partners, Navios Acquisition and Navios Holdings. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Registration Rights Agreement dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

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

This discussion is based upon provisions of the Internal Revenue Code (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g ., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar or (iv) beneficial owners of common units that own 10% or more (by vote or value) of our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been obtained or will be requested from the IRS, regarding any matter affecting us or holders of our common units. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, starting in 2013, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed.

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

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 28%), if the non-corporate U.S. Holder:

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2013, the value of U.S. dollar decreased by approximately 4.0% as compared to the Euro.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2013, 2012 and 2011, we paid interest on our outstanding debt at a weighted average interest rate of 3.7%, 2.9% and 2.6%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2013, 2012 and 2011, by $3.5 million, $2.0 million and $3.3 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2013, our most significant counterparties were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, and which accounted for approximately 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. For the fiscal year ended December 31, 2012, our most significant counterparties were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. For the fiscal year ended December 31, 2011, our most significant counterparties were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

To mitigate this risk we have insured certain of our long-term charter-out contracts of the drybulk vessels for credit default occurring until the end of 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million initially or through a separate agreement with Navios Holdings up to a maximum cash payment of $20.0 million. Our agreements provide that if the charterer goes into payment default, the respective insurer will reimburse us for the charter payments under the terms of the cover (subject to applicable deductibles and other customary limitations for such type of insurance).

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

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2013.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992). Based on its assessment, management concluded that, as of December 31, 2013, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal Accountants for fiscal years 2013 and 2012 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2013 and 2012 were $0.4 million and $0.2 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2013 and 2012.

Tax Fees

There were no tax fees billed in 2013 and 2012.

Other Fees

There were no other fees billed in 2013 and 2012.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2013.

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

The financial information required by this Item together with the related report of PricewaterhouseCoopers S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-27.

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(2)

1.3	Certificate of Formation of Navios GP L.L.C.(1)

1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.7	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(3)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(4)

4.11	Registration Rights Agreement(4)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(5)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(6)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(7)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(7)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(8)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(9)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(10)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(11)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(12)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(13)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement (14)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(16)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(13)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.28	Supplemental Agreement, dated March 27, 2013, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(19)

4.29	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(17)

4.30	Credit Agreement for $250.0 million term loan facility, dated June 27, 2013(20)

4.31	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(21)

4.32	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(21)

4.33	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(15)

4.34	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(15)

4.35	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. (21)

4.36	Acquisition Omnibus Agreement(22)

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of PricewaterhouseCoopers S.A.*

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.
(9)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.
(10)	Previously filed as an exhibit to a Report on Form 6-K filed on April 8, 2010 and hereby incorporated by reference.
(11)	Previously filed as an exhibit to a Report on Form 6-K filed on June 11, 2010 and hereby incorporated by reference.
(12)	Previously filed as an exhibit to a Report on Form 6-K filed on March 1, 2011 and hereby incorporated by reference.
(13)	Previously filed as an exhibit to a Report on Form 6-K filed on June 8, 2011 and hereby incorporated by reference.
(14)	Previously filed as an exhibit to a Report on Form 6-K filed on October 5, 2011 and hereby incorporated by reference.
(15)	Previously filed as an exhibit to a Report on Form 6-K filed on October 24, 2011 and hereby incorporated by reference.
(16)	Previously filed as an exhibit to a Report on Form 6-K filed on April 9, 2012 and hereby incorporated by reference.
(17)	Previously filed as an exhibit to a Report on Form 6-K filed on September 5, 2012 and hereby incorporated by reference.
(18)	Previously filed as an exhibit to a Report on Form 6-K filed on January 31, 2013 and hereby incorporated by reference.
(19)	Previously filed as an exhibit to a Report on Form 6-K filed on May 2, 2013 and hereby incorporated by reference.
(20)	Previously filed as an exhibit to a Report on Form 6-K filed on July 11, 2013 and hereby incorporated by reference.
(21)	Previously filed as an exhibit to a Report on Form 6-K filed on November 7, 2013 and hereby incorporated by reference.
(22)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed on March 15, 2013 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 21, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2013 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 21, 2014

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	3	$35,346	$32,132
Restricted cash	3	1,177	29,529
Accounts receivable, net	4	16,298	7,778
Prepaid expenses and other current assets	5	1,663	594

Total current assets		54,484	70,033

Vessels, net	6	1,026,153	721,391
Deposits for vessels acquisitions		7,271	—
Deferred financing costs, net		8,463	2,767
Other long term assets		94	282
Investment in affiliates	18	500	—
Loans receivable from affiliates	17	280	—
Intangible assets	7	119,405	160,479
Restricted cash		33,429	—

Total non-current assets		1,195,595	884,919

Total assets		$1,250,079	$954,952

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$3,171	$2,090
Accrued expenses	9	3,876	3,599
Deferred voyage revenue		2,997	9,112
Current portion of long-term debt	10	5,358	23,727
Amounts due to related parties	17	204	21,748

Total current liabilities		15,606	60,276

Long-term debt, net of current portion and discount	10	527,966	275,982

Total non-current liabilities		527,966	275,982

Total liabilities		543,572	336,258

Commitments and contingencies	15	—	—
Partners’ capital:
Common Unitholders (71,034,163 and 60,109,163 units issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	12	702,478	616,604
General Partner (1,449,681 and 1,226,721 units issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	12	4,029	2,090

Total partners’ capital		706,507	618,694

Total liabilities and partners’ capital		$1,250,079	$954,952

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Time charter and voyage revenues (includes related party revenue of $23,738, $7,357 and $0 for the years ended December 31, 2013, 2012 and 2011, respectively)	13,17	$198,159	$205,435	$186,953
Time charter and voyage expenses		(14,943)	(12,937)	(13,473)
Direct vessel expenses		—	(25)	(61)
Management fees (entirely through related parties transactions)	17	(36,173)	(31,689)	(26,343)
General and administrative expenses	17	(6,305)	(5,555)	(4,965)
Depreciation and amortization	6,7	(77,505)	(71,622)	(63,971)
Write-off of intangible asset	7	—	—	(3,979)
Interest expense and finance cost, net	10	(16,910)	(10,127)	(9,244)
Interest income		50	229	821
Other income	20	13,730	22,598	272
Other expense		(1,097)	(409)	(675)

Net income		$59,006	$95,898	$65,335

Earnings per unit (see note 19):

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$59,006	$95,898	$65,335
Weighted average units outstanding (basic and diluted)
Common unit holders	66,317,588	58,008,617	45,409,807
Subordinated unit holders	—	—	7,621,843
Subordinated Series A unit holders	—	—	1,000,000
Earnings per unit (see Note 19):
Common unit (basic and diluted)	$0.84	$1.61	$1.33
Subordinated unit (basic and diluted)	$—	$—	$0.46
Subordinated Series A unit (basic and diluted)	$—	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
OPERATING ACTIVITIES
Net income		$59,006	$95,898	$65,335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	77,505	71,622	63,971
Write-off of intangible asset	7	—	—	3,979
Amortization and write-off of deferred financing cost		4,035	787	530
Amortization of deferred dry dock costs		—	25	61
Changes in operating assets and liabilities:
Net increase in restricted cash		(2)	(3)	(2)
Increase in accounts receivable		(8,520)	(2,943)	(3,899)
(Increase)/decrease in prepaid expenses and other current assets		(1,069)	1,583	396
(Decrease)/increase in other long term assets		188	(202)	75
Increase in accounts payable		1,081	68	946
Increase in accrued expenses		277	613	1,045
Decrease in deferred voyage revenue		(6,115)	(6,038)	(6,417)
(Decrease)/increase in amounts due to related parties		(21,544)	17,671	1,444

Net cash provided by operating activities		104,842	179,081	127,464

INVESTING ACTIVITIES:
Acquisition of vessels	6	(341,193)	(46,307)	—
Acquisition of vessels from related parties		—	(42,198)	(76,220)
Deposits for acquisition of vessels		(7,271)	—	—
Acquisition of intangibles from related parties		—	(21,193)	(43,780)
Investment in affiliates		(500)	—	—
Loans receivable from affiliates		(280)	—	—
Increase in restricted cash		(98,179)	—	—
Release of restricted cash for vessel acquisitions		64,750	—	—

Net cash used in investing activities		(382,673)	(109,698)	(120,000)

FINANCING ACTIVITIES:
Cash distributions paid	19	(122,382)	(106,878)	(95,499)
Net proceeds from issuance of general partner units	12	3,167	1,472	2,052
Proceeds from issuance of common units, net of offering costs	12	148,022	68,563	86,288
Proceeds from long term debt	10	434,500	44,000	35,000
Net decrease/(increase) in restricted cash	10	28,354	(21,058)	(7,642)
Repayment of long-term debt and payment of principal	10	(201,412)	(70,340)	(30,450)
Debt issuance costs		(9,204)	(1,088)	(413)

Net cash provided by/(used in) financing activities		281,045	(85,329)	(10,664)

Increase/(decrease) in cash and cash equivalents		3,214	(15,946)	(3,200)

Cash and cash equivalents, beginning of period		32,132	48,078	51,278

Cash and cash equivalents, end of period		$35,346	$32,132	$48,078

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$13,324	$9,957	$8,131
Issuance of common units to Navios Holdings related to the acquisition of the Navios Luz and the Navios Orbiter in May 2011		$—	$—	$9,960

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners				Subordinated		Total
					Subordinated		Series A		Partners’
	General Partner		Common Unitholders		Unitholders		Unitholders		Capital
	Units		Units		Units		Units
Balance December 31, 2010	1,028,599	$1,685	41,779,404	$651,965	7,621,843	$(168,229)	1,000,000	$6,082	$491,503

Cash distribution paid	—	(3,068)	—	(79,169)	—	(13,262)	—	—	(95,499)
Issuance of units for vessel acquisitions	10,366	204	507,916	9,960	—	—	—	—	10,164
Proceeds from issuance of common units, net of offering costs	—	—	4,600,000	86,288	—	—	—	—	86,288
Proceeds from issuance of general partners units	93,878	1,848	—	—	—	—	—	—	1,848
Net income	—	1,307	—	60,506	—	3,522	—	—	65,335

Balance December 31, 2011	1,132,843	$1,976	46,887,320	$729,550	7,621,843	$(177,969)	1,000,000	$6,082	$559,639
Cash distribution paid	—	(3,690)	—	(103,188)	—	—	—	—	(106,878)
Conversion of subordinated units into common units	—	—	7,621,843	(177,969)	(7,621,843)	177,969	—	—	—
Conversion of subordinated Series A units into common units	—	—	1,000,000	6,082	—	—	(1,000,000)	(6,082)	—
Proceeds from issuance of common units, net of offering costs	—	—	4,600,000	68,563	—	—	—	—	68,563
Proceeds from issuance of general partners units	93,878	1,472	—	—	—	—	—	—	1,472
Net income	—	2,332	—	93,566					95,898

Balance December 31, 2012	1,226,721	$2,090	60,109,163	$616,604	—	$—	—	$—	$618,694

Cash distribution paid	—	(4,285)	—	(118,097)	—	—	—	—	(122,382)
Proceeds from issuance of common units, net of offering costs (see note 12)	—	—	10,925,000	148,022	—	—	—	—	148,022
Proceeds from issuance of general partners units (see note 12)	222,960	3,167	—	—	—	—	—	—	3,167

Net income	—	3,057	—	55,949					59,006

Balance December 31, 2013	1,449,681	$4,029	71,034,163	$702,478	—	$—	—	$—	$706,507

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its offices in Piraeus, Greece, Singapore and Monaco.

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

As of December 31, 2013, there were outstanding: 71,034,163 common units and 1,449,681 general partnership units. As of December 31, 2013, Navios Holdings owned a 21.6% interest in Navios Partners, which includes a 2% general partner interest.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2013	2012	2011
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/19 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/19 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	6/15 – 12/31	—
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	7/24 – 12/31	—
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	7/27 – 12/31	—

Joy Shipping Corporation	Navios Joy	Marshall Is.	9/11 – 12/31	—	—

Micaela Shipping Corporation	Navios Harmony	Marshall Is.	10/11 – 12/31	—	—

Pearl Shipping Corporation	Navios Sun	Marshall Is.	—	—	—

Velvet Shipping Corporation	Navios La Paix	Marshall Is.	—	—	—

Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	12/4 – 12/31	—	—

Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	12/4 – 12/31	—	—

Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	12/10 – 12/31	—	—

Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	12/13 – 12/31	—	—

Christal Shipping Corporation	Hyundai Busan	Marshall Is.	12/16 – 12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	6/19 – 12/31	—	—
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	6/04 – 12/31	—	—

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(c)	Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Partners evaluates its investments with equity method, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d)	Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)	Restricted Cash: Restricted cash includes an amount of $346 held in retention and pledged accounts as required by Navios Partners’ credit facilities and an amount of $831 to guarantee a claim related to an owned vessel. As of December 31, 2013 and 2012, the restricted cash held in retention accounts was $1,177 and $29,529, respectively. Long-term restricted cash as of December 31, 2013 was $33,429 and related to amounts held in escrow, to partially finance a portion of the acquisition of vessels.

(g)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2013 and 2012 was $613 and $458, respectively.

(h)	Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Prior to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340. This change in accounting estimate of scrap value did not materially affect the statement of income and the earnings per unit of the Company for the year ended December 31, 2013.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Management estimates the useful life of drybulk and container vessels to be 25 and 30 years, respectively, from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 36 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions.

The costs of dry docking and special surveys was included in the daily management fee of $4.65 per owned Ultra-Handymax vessel, $4.55 per owned Panamax vessel and $5.65 per owned Capesize vessel through December 31, 2013. In October 2013, Navios Partners amended its existing Management Agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6.50 daily rate per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

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

During the fourth quarter of fiscal 2013, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2013 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(k)	Deferred Financing Cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining credit facilities. These costs are amortized over the life of the related facility using the effective interest rate method, and are included in interest expense. Amortization expense and write-offs of deferred financing cost for each of the years ended December 31, 2013, 2012 and 2011 were $4,035, $787 and $530, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2013, there was no impairment of intangible assets.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange (losses)/gains recognized in the accompanying consolidated statements of income, in other income or expense, for each of the years ended December 31, 2013, 2012 and 2011 were $(13), $(1) and $(4), respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“additional calls”). Obligations for additional calls are accrued annually based on announcements made by the board of Directors of each Club at the end of each policy year pertaining to collection of any additional calls for the ‘closed’ policy year/s.. Services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4.55 for each Panamax vessel, $5.65 for each Capesize vessel and $4.65 for each Ultra-Handymax vessel through December 31, 2013.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(p)	Revenue and Expense Recognition:

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

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred.

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

In October 2013, Navios Partners amended its existing Management Agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6.50 daily rate per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed at cost at occurrence.

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

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received, net of expenses, an amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract through August 2013.

As of December 31, 2013 and December 31, 2012, the deferred voyage revenue of $2,997 and $9,112, respectively, included the unamortized amount of the lump sum amount related to the Navios Hope of $0 and $4,230, respectively. As of December 31, 2013, each of the current and long-term portion of the lump sum amount for the Navios Hope was zero.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the charter period.

Inventory: Inventories, which are comprised of bunkers due to freight voyages, are valued at the lower of cost or market value as determined on the first-in, first-out basis.

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

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable and cash and cash equivalents. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2013, Navios Partners’ customers representing 10% or more of total revenue were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively. For the year ended December 31, 2012, Navios Partners’ customers representing 10% or more of total revenue were Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, which accounted for 22.8%, 16.0% and 13.0%, respectively. For the year ended December 31, 2011, Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix accounted for 22.2%, 18.5% and 13.2%, respectively, of total revenue. No other customers accounted for 10% or more of total revenue for any of the years presented.

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

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2013, 2012 and 2011, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $14,593, $18,869 and $18,569, respectively.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2013	December 31, 2012
Cash on hand and at banks	$35,079	$18,180
Short term deposits and highly liquid funds	267	13,952

Total cash and cash equivalents	$35,346	$32,132

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2013, Navios Partners held time deposits of $0 and money market funds of $267 with duration of less than three months. As of December 31, 2012, Navios Partners held time deposits of $13,129 and money market funds of $823 with duration of less than three months.

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

Restricted cash, as of December 31, 2013 and December 31, 2012, included an amount held as security in the form of a letter of guarantee related to an owned vessel in the amount of $831 and $829, respectively. In addition, at each of December 31, 2013 and December 31, 2012, restricted cash included $346 and $28,700, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities. As of December 31, 2013 and December 31, 2012 the short-term restricted cash held in retention accounts was $1,177 and $29,529, respectively. Long-term restricted cash as of December 31, 2013 and December 31, 2012, was $33,429 and $0, respectively which related to amounts held in escrow, to partially finance a portion of the purchase price of vessels to be delivered in 2014.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2013	December 31, 2012
Accounts receivable	$16,911	$8,236
Less: Provision for doubtful receivables	(613)	(458)

Accounts receivable, net	$16,298	$7,778

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2013	$(458)	$(155)	$—	$(613)
Year ended December 31, 2012	$(49)	$(409)	$—	$(458)
Year ended December 31, 2011	$(49)	$—	$—	$(49)

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2013	December 31, 2012
Prepaid voyage costs	$431	$252
Inventory	1,166	—
Other	66	342

Total prepaid expenses and other current assets	$1,663	$594

Inventories, which are comprised of bunkers due to freight voyages, are valued at the lower of cost or market value as determined on the first-in, first-out basis.

NOTE 6 – VESSELS AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2011	$764,905	$(97,692)	$667,213

Additions	88,505	(34,327)	54,178

Balance December 31, 2012	$853,410	$(132,019)	$721,391

Additions	341,193	(36,431)	304,762

Balance December 31, 2013	$1,194,603	$(168,450)	$1,026,153

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

In December 2013, Navios Partners acquired from an unrelated third party five 2006 South Korean-built Post-Panamax container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan for a total cash consideration of $275,000. Navios Partners allocated the total consideration to the fair value of the vessels, as these were the only assets acquired. There was no existing debt, charters or technical and commercial management agreements assumed, therefore, Navios Partners concluded that the acquisition of the Post-Panamax container vessels was an asset acquisition under ASC 805.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for an acquisition cost of $17,955 in cash consideration.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, a 181,389 dwt Japanese new-build Capesize vessel, for an acquisition cost of $47,467 in cash consideration.

On July 27, 2012, Navios Partners acquired the Navios Helios from unrelated party, a 77,075 dwt Panamax vessel built in 2005, for an acquisition cost of $21,128 in cash consideration.

On July 24, 2012, Navios Partners acquired the Navios Soleil from unrelated party, a 57,337 dwt Ultra-Handymax vessel built in 2009, for an acquisition cost of $21,070 in cash consideration.

On June 15, 2012, Navios Partners acquired the Navios Buena Ventura from Navios Holdings for a purchase price of $67,500 of which $46,307 was allocated to the vessel and $21,193 allocated to the acquired time charter-out contract with favorable leases.

Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of December 31, 2013 and 2012, Navios Partners vessel deposits amounted to $7,271 and $0, respectively.

NOTE 7 – INTANGIBLE ASSETS AND UNFAVORABLE LEASE TERMS

Intangible assets and unfavorable lease terms as of December 31, 2013 and 2012 consist of the following:

	Cost	Accumulated Amortization	Net Book Value
Total favorable lease terms charter-out December 31, 2011	$227,335	$(50,754)	$176,581
Additions	21,193	(37,295)	(16,102)

Total favorable lease terms charter-out December 31, 2012	$248,528	$(88,049)	$160,479
Additions	—	(37,869)	(37,869)
Accelerated amortization	—	(3,205)	(3,205)

Total favorable lease terms charter-out December 31, 2013	$248,528	$(129,123)	$119,405

Amortization expense of favorable and unfavorable lease terms for the years ended December 31, 2013, 2012 and 2011 is presented in the following table:

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Unfavorable lease terms	$—	$—	$665
Favorable lease terms charter-out	(37,869)	(37,295)	(33,311)
Acceleration of intangible asset	(3,205)	—	—

Total	$(41,074)	$(37,295)	$(32,646)

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The aggregate amortization of the intangibles for the 12-month periods ended December 31 is estimated to be as follows:

Year	Amount
2014	$26,442
2015	21,169
2016	17,234
2017	17,526
2018	17,210
2019 and thereafter	19,824

$119,405

In relation to Navios Partners’ new suspension agreement, entered into in June 2013, the amount of $3,205 of the Navios Melodia favorable lease term that corresponded to the suspension period until April 2016 has been accounted for accelerated amortization in the statement of income under the caption of Depreciation and amortization. The remaining favorable lease term intangible will continue to be amortized once the suspension period ends in April 2016.

Intangible assets subject to amortization are amortized using the straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.7 years for favorable lease terms charter-out.

NOTE 8 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2013 and 2012 consist of the following:

	December 31, 2013	December 31, 2012
Creditors	$1,194	$496
Brokers	1,681	1,342
Insurances	171	138
Professional and legal fees	125	114

Total accounts payable	$3,171	$2,090

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2013 and 2012 consist of the following:

	December 31, 2013	December 31, 2012
Accrued voyage expenses	$1,979	$2,410
Accrued loan interest	579	780
Accrued legal and professional fees	1,318	409

Total accrued expenses	$3,876	$3,599

NOTE 10 – BORROWINGS

Borrowings as of December 31, 2013 and 2012 consist of the following:

	December 31, 2013	December 31, 2012
Term Loan B facility	$437,778	$—
Credit facilities	100,020	299,709

Total borrowings	$537,798	$299,709
Less: Unamortized discount	(4,474)	—
Less: current portion, net of unamortized discount	(5,358)	(23,727)

Total long-term borrowings, net of unamortized discount	$527,966	$275,982

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR + 425 basis points and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5,000). Navios Partners used the net proceeds of the Term Loan B facility to: i) prepay $101,614 of the July 2012 Credit Facility; ii) fully repay the outstanding balance of $41,225 of the August 2012 Credit Facility; iii) deposit $98,179 to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47,000 was released in September 2013 for the acquisition of the Navios Joy and $17,750 was released in October 2013 for the acquisition of the Navios Harmony; and iv) cover fees and expenses.

On November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears an interest rate of LIBOR +425 basis points and has a five year term, with a 1.0% amortization profile and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Post-Panamax container vessels.

As of December 31, 2013, the outstanding balance of the Term Loan B facility including the add-on was $437,778, net of discount of $4,474 and it is repayable in 18 quarterly installments of $1,097, beginning in March 2014, with a final payment $418,032 in June 2018.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Agreement also provides for customary events of default.

In June 2013, Navios Partners amended the July 2012 Credit Facility and prepaid $101,614 from the proceeds of the Term Loan B facility. The prepayment was applied in partial settlement of the next 16 installments. As of December 31, 2013, the outstanding balance was $100,020 and is repayable in 16 installments, plus a final payment, in various amounts during the term of the July 2012 Credit Facility consisting of $496 (five quarterly installments), $3,456 (nine quarterly installments), $2,346 (one quarterly installment) and $5,867 (one quarterly installment) with a final payment of $58,223. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as a debt modification in accordance with ASC470 Debt and an amount of $1,319 was written-off from the deferred financing fees.

In June 2013, Navios Partners fully repaid the outstanding balance of $41,225 of the August 2012 Credit Facility from the proceeds of the Term Loan B facility. The refinancing of this facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $707 was written-off from the deferred financing fees.

As of December 31, 2013, the total borrowings under the Navios Partners’ credit facilities were $533,324, net of original issue discount.

As of December 31, 2013, Navios Partners was in compliance with the financial covenants of its credit facilities.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. The July 2012 Credit Facility contains a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The July 2012 Credit Facility also requires compliance with a number of financial covenants, including: (i) maintain a required security amount of over 140%; (ii) minimum free consolidated liquidity of at least the higher of $20,000 and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (v) maintain a minimum net worth to $250,000. It is an event of default under the loan facilities if such covenants are not complied with.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The maturity table below reflects the principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2014	$6,373
2015	14,142
2016	20,624
2017	76,436
2018	420,223
2019 and thereafter	—

$537,798

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Borrowings: The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$35,346	$35,346	$32,132	$32,132
Restricted cash	$34,606	$34,606	$29,529	$29,529
Accounts receivable, net	$16,298	$16,298	$7,778	$7,778
Loans receivable from related parties	$780	$780	$—	$—
Accounts payable	$(3,171)	$(3,171)	$(2,090)	$(2,090)
Amounts due to related parties	$(204)	$(204)	$(21,748)	$(21,748)
Term Loan B facility	$(433,304)	$(440,514)	$—	$—
Other long-term debt	$(100,020)	$(100,020)	$(299,709)	$(299,709)

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2013.

	Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$35,346	$35,346	$—	$—
Restricted cash	$34,606	$34,606	$—	$—
Loans receivable from related parties	$780	$780	$—	$—
Term Loan B facility(1)	$(440,514)	$—	$(440,514)	$—
Other long-term debt (1)	$(100,020)	$—	$(100,020)	$—

(1)	The fair value of the Company’s debt is estimated based currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 12 – ISSUANCE OF UNITS

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63,675 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $195 were approximately $60,840. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,299. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9,551. The net proceeds, including the underwriting discount, were approximately $9,126 and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $195.

On September 25, 2013, Navios Partners completed its public offering of 5,000,000 common units at $14.26 per unit and raised gross proceeds of approximately $71,300 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $179 were approximately $68,200. Pursuant to this offering, Navios Partners issued 102,041 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,455. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 750,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $10,695. The net proceeds, including the underwriting discount, were approximately $10,230 and issued 15,306 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $218.

NOTE 13 – SEGMENT INFORMATION

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

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and container vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Europe	$48,906	$29,658	$24,436
Asia	119,776	151,608	147,642
North America	21,334	15,968	7,218
Australia	8,143	8,201	7,657

Total	$198,159	$205,435	$186,953

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14 – INCOME TAXES

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

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes, the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period during which Navios Partners trades the vessel directly.

As of December 31, 2013, Navios Partners had commitments for future remaining contractual deposits for the vessels to be delivered on various dates through the first quarter of 2014. The future minimum commitments for the 12-month periods ended December 31, of Navios Partners under its charter-in contracts, net of commissions and for vessel deliveries are as follows:

Amount
2014	$42,761
2015	1,005

$43,766

NOTE 16 – LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions) as of December 31, 2013, is as follows:

Amount
2014	190,896
2015	161,767
2016	138,128
2017	134,662
2018	126,303
2019 and thereafter	369,381

$1,121,137

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 17 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the management agreement dated November 16, 2007 (the “Management Agreement”), which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.5 daily rate per Ultra-Handymax vessel; (b) $4.4 daily rate per Panamax vessel; and (c) $5.5 daily rate per Capesize vessel for the two-year period that ended on November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013 for a daily fee: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel.

In October 2013, Navios Partners amended its existing Management Agreement the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6.50 daily rate per Post-Panamax container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

This daily fee covers all of the vessels’ operating expenses, including the cost of dry dock and special surveys. Total management fees for the year ended December 31, 2013, 2012 and 2011 amounted to $36,173, $31,689 and $26,343, respectively.

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

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2013, 2012 and 2011 amounted to $4,366, $3,883 and $3,447, respectively.

Balance due to related parties: Included in the current liabilities as of December 31, 2013 was an amount of $204, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of other payables amounting to $204. Amounts due to related parties as of December 31, 2012 was $21,748 mainly relating to management fees and administrative expenses.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon. The term of this charter is approximately two years commencing in February 2012, at a daily rate of $12.5 net per day for the first year and $13.5 net per day for the second year, plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $4,625, $4,091 and $0, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity. The term of this charter is approximately one year with two six-month extension options granted to Navios Holdings, commencing in May 2012, at a daily rate of $12 net per day plus profit sharing the first $1.5 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $4,401, $2,364 and $0, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra. The term of this charter is approximately three years commencing in October 2012, at a daily rate of $12 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2013, 2012 and 2011 the total revenue of Navios Partners from Navios Holdings amounted to $4,471, $902 and $0, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity. The term of this charter is approximately one year commencing in May 2013, at a daily rate of $12 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $2,848, $0 and $0, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran. The term of this charter is approximately six months commencing in June 2013, at a daily rate of $11 net per day plus profit sharing the first $2.5 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $2,293, $0 and $0, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope. The term of this charter is approximately one year commencing in July 2013, at a daily rate of $10 net per day. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $1,874, $0 and $0, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Kleimar N.V for the Navios Pollux. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $1,509, $0 and $0, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Kleimar N.V for the Navios Melodia. The term of this charter is approximately four months which commenced in July 2013, at a daily rate of $15 net per day. For this charter, for the years ended December 31, 2013, 2012 and 2011, the total revenue of Navios Partners from Navios Holdings amounted to $1,717, $0 and $0, respectively.

Revolving Loans to Navios Europe: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 18 for the Investment in Navios Europe and respective ownership interests.

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2013, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe (5.0% of the $10,000) was $500, under caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans capital is $280, under caption “Loan receivable from affiliates.” As of December 31, 2013, the amount undrawn from the revolving facility was $18,500, of which Navios Partners was committed to fund $925.

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

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units. On June 29, 2012, in accordance with the terms of the partnership agreement, the outstanding subordinated Series A units converted into 1,000,000 shares of common units. As of December 31, 2013, Navios Holdings held a total of 14,223,763 common units, representing a 19.6% common unit interest in Navios Partners and general partner interest of 2%.

On November 15, 2012, Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. As of December 31, 2013, the Company had not put forth any claims to Navios Holdings in connection with this supplemental insurance.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 18 – INVESTMENT IN NAVIOS EUROPE INC.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facility (the “Senior Loan”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan and repayments of the Navios Revolving Loans) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 12.7% preferred distribution on the Navios Term Loans and the Navios Revolving Loans;

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) the holders of the Navios Term Loans. The Navios Term Loan will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Partners.

Navios Partners evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a VIE and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) and the Junior Loan holder;

•	while Navios Europe’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan holder is exposed to a substantial portion of Navios Europe’s risks and rewards.

Navios Partners further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of December 31, 2013, the estimated maximum potential loss by Navios Partners in Navios Europe would have been $780, which represents the Company’s portion of the initial investment of $500 plus the Company’s portion of the carrying balance of the Navios Revolving Loans of $280 and does not include the undrawn portion of the revolving loans.

For the year ended December 31, 2013, Navios Europe had minimal operations and therefore, the Company did not record any equity method investee income/ (loss).

As of December 31, 2013, the Navios Partners’ portion of the Navios Revolving Loan was $ 280.Refer to Note 17 for the terms of the Navios Revolving Loans.

NOTE 19 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 per unit per year and is made in the following manner:

•	First, 98% to all unitholders;

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

On January 21, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2012 of $0.4425 per unit. The distribution was paid on February 14, 2013 to all holders of record of common and general partner units on February 8, 2013, which included the unitholders from the common unit offering in February 2013. The aggregate amount of the declared distribution was $29,936.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On April 22, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2013 of $0.4425 per unit. The distribution was paid on May 14, 2013 to all holders of record of common and general partner units on May 10, 2013. The aggregate amount of the declared distribution was $29,936.

On July 22, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2013 of $0.4425 per unit. The distribution was paid on August 13, 2013 to all holders of record of common and general partner units on August 8, 2013. The aggregate amount of the declared distribution was $29,936.

On October 25, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2013 of $0.4425 per unit. The distribution was paid on November 13, 2013 to all holders of record of common and general partner units on November 8, 2013. The aggregate amount of the declared distribution was $32,573.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement. Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the years ended December 31, 2013, 2012 and 2011.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$59,006	$95,898	$65,335
Earnings attributable to:
Common unit holders	55,949	93,566	60,506
Subordinated unit holders	—	—	3,522
Subordinated Series A unit holders	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	66,317,588	58,008,617	45,409,807
Subordinated unit holders	—	—	7,621,843
Subordinated Series A unit holders	—	—	1,000,000
Earnings per unit (basic and diluted):
Common unit holders	$0.84	$1.61	$1.33
Subordinated unit holders	—	$—	$0.46
Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.82	$1.79	$1.76
Subordinated unit holders	—	$—	$1.75
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.98)	$(0.18)	$(0.43)
Subordinated unit holders	—	$—	$(1.29)

NOTE 20 – OTHER INCOME

In connection with a suspension agreement entered into in June 2013, Navios Partners received compensation of $13,333 covering hire revenues for the suspension period in a drybulk charter contract until April 2016. The suspension agreement was accounted for as a termination of an existing lease and, accordingly, the termination penalty of $13,333 was recognized in the statement of income under the caption “Other income.” As of December 31, 2013, $833 remained outstanding from the charterer and is included in Accounts Receivable. This remaining outstanding balance has been received in the first quarter of 2014.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 21 – SUBSEQUENT EVENTS

On February 14, 2014, Navios Partners completed its public offering of 5,500,000 common units at $17.30 per unit and raised gross proceeds of approximately $95,150 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs estimated at $320 were approximately $91,135. Pursuant to this offering, Navios Partners issued 112,245 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,942. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $14,273 and net proceeds, including the underwriting discount, of approximately $13,670 and issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $291.

On January 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2013 of $0.4425 per unit. The distribution was paid on February 14, 2014 to all holders of record of common and general partner units on February 10, 2014. The aggregate amount of the declared distribution was $32,573.

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for a purchase price of $15,741 paid in cash, which was held in escrow as of December 31, 2013.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a new building Ultra-Handymax vessel of 61,485 dwt, for a purchase price of $27,500 paid in cash, which was partially held in escrow as of December 31, 2013.