Form 20-F
period 2014-12-31
Navios Maritime Partners L.P.
filed 2015-03-13
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

77,359,163 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	our anticipated growth strategies;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, dry cargo commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders;

•	our ability to leverage to our advantage Navios Maritime Holdings Inc. ’s (“Navios Holdings”) relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement, as amended (the “Management Agreement”) and the administrative services agreement (the “Administrative Services Agreement”) with Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) and for reimbursements for fees and costs of our general partner;

•	estimated future maintenance and replacement capital expenditures;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations;

•	a lack of sufficient cash to pay the minimum quarterly distribution on our common units;

•	the cyclical nature of the international dry cargo and container shipping industry;

•	fluctuations in charter rates for dry cargo carriers and container vessels;

•	the historically high numbers of newbuildings currently under construction in the dry cargo industry;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels;

•	general domestic and international political conditions, including wars, terrorism and piracy;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the anticipated taxation of our partnership and our unitholders;

•	expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and

•	other factors detailed from time to time in our periodic reports filed with the Securities and Exchange Commission.

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

PART  I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2014 and 2013 and operating results for the years ended December 31, 2014, 2013, and 2012, is derived from our audited consolidated financial statements of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”) which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and December 31, 2010 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(Expressed in thousands of U.S. dollars-except per unit data)
Statement of Income Data
Time charter and voyage revenues	$227,356	$198,159	$205,435	$186,953	$143,231
Time charter and voyage expenses	(15,390)	(14,943)	(12,937)	(13,473)	(12,027)
Direct vessel expenses	(761)	—	(25)	(61)	(92)
Management fees	(50,359)	(36,173)	(31,689)	(26,343)	(19,746)
General and administrative expenses	(7,839)	(6,305)	(5,555)	(4,965)	(4,303)
Depreciation and amortization	(95,822)	(77,505)	(71,622)	(63,971)	(41,174)
Write-off of intangible asset	—	—	—	(3,979)	—
Interest expense and finance cost, net	(28,761)	(16,910)	(10,127)	(9,244)	(6,360)
Interest income	243	50	229	821	1,017
Other income	47,935	13,730	22,598	272	85
Other expense	(1,749)	(1,097)	(409)	(675)	(120)

Net income	$74,853	$59,006	$95,898	$65,335	$60,511

Balance Sheet Data (at period end)
Current assets, including cash	$115,197	$54,484	$70,033	$63,558	$55,612
Vessels, net	1,139,426	1,026,153	721,391	667,213	612,358
Total assets	1,346,014	1,250,079	954,952	909,924	840,885
Current portion of long-term debt	18,638	5,358	23,727	36,700	29,200
Total long-term debt, including current portion	583,279	533,324	299,709	326,050	321,500
Total partners’ capital	749,098	706,507	618,694	559,639	491,503
Units issued and outstanding
Common unit holders	77,359,163	71,034,163	60,109,163	46,887,320	41,779,404
Subordinated unit holders	—	—	—	7,621,843	7,621,843
Subordinated Series A unit holders	—	—	—	1,000,000	1,000,000
Weighted average units outstanding (basic and diluted)
Common unit holders	76,587,656	66,317,588	58,008,617	45,409,807	33,714,905
Subordinated unit holders	—	—	—	7,621,843	7,621,843
Subordinated Series A unit holders	—	—	—	1,000,000	1,000,000
Earnings per unit (basic and diluted)
Common unit	$0.93	$0.84	$1.61	$1.33	$1.51
Subordinated unit	$—	$—	$—	$0.46	$1.11
Subordinated Series A unit	$—	$—	$—	$—	$—
Dividends declared per unit
Dividend per common unit	$1.73	$1.66	$1.72	$1.69	$1.38
Dividend per general partner unit	$3.08	$2.96	$3.01	$2.71	$1.80
Dividend per Subordinated unit	$—	$—	$—	$1.74	$1.67
Dividend per Subordinated Series A unit	$—	$—	$—	$—	$—
Cash Flow Data
Net cash provided by operating activities	$171,661	$104,842	$179,081	$127,464	$96,018
Net cash used in investing activities	(123,272)	(382,673)	(109,698)	(120,000)	(447,757)
Net cash provided by/ (used in) financing activities	15,760	281,045	(85,329)	(10,664)	325,139
Fleet Data:
Vessels at end of period(1)	32	28	21	18	16

(1)	Includes owned and chartered-in vessels.

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

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $0.35 per common unit or to maintain or increase distribution following the establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units depends principally upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee until December 2015;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for dry cargo commodities;

•	supply of dry cargo vessels;

•	prevailing global and regional economic and political conditions;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2013 to December 31, 2014, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,362 and a high of $16,728. Additionally, during the period from January 1, 2013 to December 31, 2014, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $3,670 and a high of $42,211 and the Baltic Dry Index experienced a low of 698 points and a high of 2,337 points. While the BDI was 533 as of February 26, 2015, there can be no assurance that the drybulk charter market will increase further, and the market could decline. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2014. From 2009 to 2011, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, Trans-Pacific Eastbound trade lane growth was less than 1% per year in 2011 and 2012, while the Far East to Europe trade was positive in 2011 but turned negative in 2012 due to the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States. In 2014, worldwide trade volumes increased led by increases in the Trans Pacific Eastbound and Far East to Europe trade lanes as the US and Europe experienced improved growth, but containership supply continued to exceed demand during the year as more large vessels were delivered. The oversupply in our market continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships were placed during 2014, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which we seek to charter our containerships.

The demand for vessels has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance drybulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities including piracy;

•	political, environmental and other regulatory developments;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	the availability of shipyard capacity; and

•	the economics of slow steaming.

Charter rates in the drybulk and container shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay dividends.

The current charter rates for drybulk and container vessels have significantly decreased from their historic highs reached in the second quarter of 2008. If the drybulk shipping industry, which has been highly cyclical, is depressed in the future when our charters expire, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

All of our drybulk time charters are scheduled to expire on dates ranging from March 2015 to September 2022. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

Five of the seven containerships that we own are on long-term time charter for ten years until 2023 with our option to terminate after year seven. The two other owned containerships are on charter until 2018. An additional containership will be delivered into our fleet at the end of the first quarter of 2015. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity.

We are focused on employing vessels on long-term charters and we may have difficulties in doing so if a more active short-term or post market develops.

One of our principal strategies is to enter into long-term charters, although we believe it is impractical to determine the typical charter length for vessels in our sectors due to factors such as market dynamics, charter strategy and the private nature of charter agreements. If a market for long-term time charters in the sectors in which we operate does not develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for our vessels. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping drybulk and containerized cargoes is depressed.

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

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which containerships operate;

•	reduce demand for containerships, including as a result of a substantial or extended decline in world trade;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	development of an increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

A number of third party owners have ordered so-called “eco-type” vessel designs, which offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

The new vessel designs purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

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

We must make substantial capital expenditures to maintain, over the long-term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet.

These expenditures could increase as a result of changes in:

•	the cost of our labor and materials;

•	the cost of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet; and

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. From January 1, 2016 to December 31, 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

As of December 31, 2014, all of our facilities were fully drawn and the total borrowings under our credit facilities amounted to $583.3 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

We have a credit facility with Commerzbank AG and DVB Bank AG for $290.45 million (the “July 2012 Facility”), a term loan facility (the “Term Loan B Facility”), for $439.5 million and a credit facility with ABN AMRO Bank N.V. (the “ September 2014 Credit Facility”) for $56.0 million (divided into two tranches). As of December 31, 2014, the outstanding loan balance under Navios Partners’ credit facilities was $583.3 million.

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

In addition, our credit facilities require us to:

•	maintain a required security amount of over 140%;

•	maintain minimum free consolidated liquidity of at least the higher of $25.0 million and the aggregate of interest and principal falling due during the previous six months;

•	maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00;

•	maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65:1.00; and

•	maintain a minimum net worth (as defined in our credit facilities) of at least $250.0 million.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default.

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

Pursuant to the Management Agreement between us and the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. We may also in the future contract with Navios Holdings for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

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

We intend to seek to grow our fleet, either through purchases, the increase of the number of chartered-in vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

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

For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for approximately 24.4% and 11.0%, respectively of total revenues. For the year ended December 31, 2013, our most significant counterparties were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd., Navios Corporation and Samsun Logix, which accounted for approximately 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. For the fiscal year ended December 31, 2012, our most significant counterparties were Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

The charterers in the containership sector consist of a limited number of liner companies. The five Container vessels acquired and delivered into our fleet in the fourth quarter of 2013, the two Container vessels acquired and delivered into our fleet in the third and fourth quarter of 2014, are respectively chartered out to the same counterparty on long-term charters, which have a significant impact on our revenues. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparty fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations.

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

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $31.0 million. From the total compensation, $1.2 million was recorded immediately in the statement of income within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29.8 million was recorded immediately in the statement of income within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of December 31, 2014, the Company had not put forth any claims to Navios Holdings in connection with this supplemental insurance. In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period during which Navios Partners trades the vessel directly.

The risks and costs associated with vessels increase as the vessels age.

As of March 12, 2015, the vessels in our fleet had an average age of approximately 7.7 years and most dry cargo vessels have an expected life of approximately 25-30 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA came into force on January 1, 2013, and has been effective since January 1, 2014 limiting SOx, NOx and particulate matter emissions.

California has adopted more stringent low sulfur fuel requirements within California regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The Energy Efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

We operate a fleet of crude, product, chemical and LPG tankers that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA”) discussed below, are particularly stringent.

For vessel operations not covered by the CLC, including those operated under our fleet at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of March 10, 2015 had 78 contracting states comprising approximately 91.45% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The right of vessel owners to limit liability incurred under the Bunker Convention depends on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’ s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In the last decade, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

In response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of 12 June 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive has to be implemented by 19th July 2015. As far as the environment is concerned, in the UK there will be new regulations: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), will amend the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and implement other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015, will implement the licensing Directive requirements. There will also be changes to the Oil Pollution Emergency Plans Regulations 1998.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide and methane. In the United States, the United States Environmental Protection Agency (EPA) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry).

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session, held from March 31-April 4, 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force, on January 1, 2013, of the mandatory efficiency measures. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It also established a working group with an instruction to consider development of a data collection system for fuel consumption of ships. Further, it adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At MEPC 67 held from October 13-17, 2014. During the session, the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the manoeuvrability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting 1 January 2015) of the EEDI requirements.

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

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process and obtained Council Agreement on December 17, 2014. European Parliament approval will be required before the draft Regulation comes into force. If adopted, the Regulation will take effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

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

The Manager on our behalf may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.

Our success will depend in part on the Manager’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

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

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expand the application of prohibitions to non-U.S. companies, such as our company, and introduce limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sector, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (tankers owned by an affiliate of ours called in Iran but did not engage in the prohibited activities specifically identified by these sanctions). While certain of these restrictions have been suspended until June 2015 there are still limitations in place with which we need to comply. In addition to foregoing U.S. sanctions against Iran, the sanctions applicable with respect to Iran and transactions involving Iran within U.S. jurisdiction, we must comply with any applicable prohibitions of E.U. sanctions against Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia earlier in 2014, both the US and EU have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, limited sanctions against North Korea, and against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Acquisition or Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common units.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow procedures to avoid economic sanctions violations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics, and our anti-bribery and corruption policy may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in the fleet.

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

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2014, the value of the U.S. dollar as compared to the Euro increased by approximately 13.4% compared with the respective value as of December 31, 2013. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, and in Paris on January 7, 2015, the bombings in Spain on March 11, 2004 and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition title or seize our vessels. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, a vessel owned by our affiliate, Navios Maritime Acquisition Corporation, the Nave Atropos, came under attack from a pirate action group in international waters off the coast of Yemen. The crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessel or her crew. These piracy attacks resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas. Premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects., Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

The credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Additionally, uncertainty regarding tax policy and government spending in the United States have created an uncertain environment which could reduce demand for our services. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common units to decline.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or new business acquisitions.

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

In addition, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our managers located in Greece.

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

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new ships are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect our ability to recharter our vessels, the amount of charter payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our financial condition, results of operations and cash flows, and our ability to pay dividends, could be adversely affected.

Navios Holdings, Navios Acquisition, Navios Maritime Midstream Partners L.P (“Navios Midstream”) and their affiliates may compete with us.

Pursuant to the omnibus agreement that we entered into with Navios Holdings in connection with the closing of the IPO (the “Omnibus Agreement”), Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of the Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

In connection with the Navios Midstream initial public offering and effective November 18, 2014, Navios Partners entered into the Omnibus Agreement with Navios Midstream, Navios Acquisition and Navios Holdings (the “Navios Midstream Omnibus Agreement”) pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

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

Navios Holdings indirectly owns the 2.0% general partner interest and a 18.1% limited partner interest in us, and owns and controls our general partner. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Midstream and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings, Navios Midstream and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings, Navios Midstream or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Navios Holdings, Navios Acquisition and Navios Midstream conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Acquisition, Navios Holdings, Navios Midstream and its affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates. Each of our Chief Executive Officer and our Chief Financial Officer is also an executive officer of Navios Holdings, and our Chief Executive Officer is the Chief Executive Officer of Navios Acquisition, Navios Holdings Navios Midstream.

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

Under the terms of our existing Management Agreement, as amended in each of October 2013, August 2014 and February 2015, with the Manager, we pay a fixed daily fee of: (a) $4,000 per Ultra-Handymax vessel; (b) $4,100 per Panamax vessel; (c) $5,100 per Capesize vessel; (d) $6,500 per Container vessel of TEU 6,800; (e) $7,200 per Container vessel of more than TEU 8,000; and (f) $8,500 per very large Container vessel of more than TEU 13,000 through December 31, 2015 for technical and commercial management services provided to us by the Manager. Maintenance for our vessels and expenses related to drydocking expenses under this agreement will be reimbursed at cost upon occurrence. The term of the management agreement is until December 31, 2017.

The fixed daily fee paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us. While this fee is fixed until December 31, 2015, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet from January 1, 2016 until December 31, 2017, which may result in significantly higher fees that period. All of the fees we are required to pay to the Manager under the management agreement are payable without regard to our financial condition or results of operations. In addition, the Manager provides us with administrative services, including the services of our officers and directors, pursuant to the Administrative Services Agreement which has a term until December 31, 2017, and we reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions to unitholders.

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

As of March 12, 2015, Navios Holdings owned 15,344,310 common units and 1,695,509 general partner units, representing a 20.1% interest in us based on all outstanding common units and general partnership units.

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

An increase in interest rates may cause a corresponding decline in demand for equity investments in general and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. In addition, our interest expense will increase, since initially our debt will bear interest at a floating rate, subject to any interest rate swaps we may enter into the future.

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

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Monaco. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Monaco and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

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

We may be subject to taxes, which may reduce our cash available for distribution to our unitholders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2014 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

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

Item 4. Information on the Partnership

A. History and Development of the Partnership

Navios Partners is an international owner and operator of dry cargo and container vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain and fertilizer and also containers, chartering its vessels generally under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) the Management Agreement with the Manager pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) the Administrative Services Agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

(c) the Omnibus Agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Equity Offerings and Issuances

2015

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52.4 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs estimated at $0.3 million, were approximately $50.1 million. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7.9 million and net proceeds, including the underwriting discount, of approximately $7.5 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million. Following the public offering and the private placement, Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

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

Vessel Acquisitions

In December 2014, Navios Partners agreed to acquire from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for a purchase price of $147.8 million estimated to be delivered at the end of the first quarter of 2015. The MSC Cristina has been chartered-out to a high quality counterparty for 12 years at a rate of $60,275 net per day (with Navios Partners’ option to terminate after year seven). Navios Partners is expected to finance the acquisition with cash on its balance sheet and bank debt on terms consistent with its credit facilities.

On October 28, 2014, Navios Partners acquired from an unrelated third party the YM Unity, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59.1 million.

On August 29, 2014, Navios Partners acquired from an unrelated third party the YM Utmost, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59.1 million.

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for an acquisition cost of $16.2 million.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a 2014-built Ultra-Handymax vessel of 61,485 dwt, for an acquisition cost of $28.5 million.

In December 2013, Navios Partners acquired from an unrelated third party five 2006 South Korean-built Container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan for a total acquisition cost of $276.5 million.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for an acquisition cost of $18.0 million.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, an 181,389 dwt Japanese new-build Capesize vessel, for an acquisition cost of $47.5 million.

B. Business Overview

Introduction

We are an international owner and operator of drybulk and container vessels formed by Navios Holdings (NYSE: NM), a vertically integrated seaborne shipping company with over 60 years of operating history in the dry cargo shipping industry. Our vessels are generally chartered-out under medium to long-term time charters with an average remaining term of approximately three years to a strong group of counterparties, including Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines Ltd., Exelon Corporation (formerly Constellation Energy Group), Rio Tinto, Hyundai Merchant Marine Co., Ltd and Mediterranean Shipping Co. S.A.

Our Fleet

Navios Partners controls 12 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and eight Container vessels. Our fleet of high quality dry cargo vessels has an average age of approximately eight years for drybulk and container vessels, which is significantly younger than the current industry average of about nine and eleven years for drybulk and container vessels, respectively (both industry average as of December 31, 2014). Panamax vessels are highly flexible vessels capable of carrying a wide range of dry cargo commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Container vessels are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of March 12, 2015:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	September 2015	$12,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	May 2015	$10,688
Navios La Paix	Ultra-Handymax	2014	61,485	January 2016	6TC BSI +10	%(3)
Navios Gemini S	Panamax	1994	68,636	January 2016	$7,600	(2)
Navios Libra II	Panamax	1995	70,136	September 2015	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	May 2015	$12,000	(4)
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Hyperion	Panamax	2004	75,707	April 2015	4TC BPI	(5)
Navios Alegria	Panamax	2004	76,466	June 2015	$8,550
Navios Orbiter	Panamax	2004	76,602	June 2015	$8,181
Navios Helios	Panamax	2005	77,075	September 2015	$7,790
Navios Sun	Panamax	2005	76,619	July 2015	$7,600
Navios Hope	Panamax	2005	75,397	February 2016	$10,000	(2)
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Harmony	Panamax	2006	82,790	May 2015	$12,350
Navios Fantastiks	Capesize	2005	180,265	June 2015	$4,100
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	February 2016	$11,400
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(6)	Capesize	2010	179,132	September 2022	$29,356	(7)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(8)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(8)
Navios Joy	Capesize	2013	181,389	June 2016	$19,000	(9)

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date	Charter-Out Rate (1)
Hyundai Hongkong	Container	2006	6,800	December 2023	$30,119
Hyundai Singapore	Container	2006	6,800	December 2023	$30,119
Hyundai Tokyo	Container	2006	6,800	December 2023	$30,119
Hyundai Shanghai	Container	2006	6,800	December 2023	$30,119
Hyundai Busan	Container	2006	6,800	December 2023	$30,119
YM Utmost	Container	2006	8,204	August 2018	$34,266
YM Unity	Container	2006	8,204	October 2018	$34,266

Container Vessels to be delivered	Type	Built	TEU	Charter Expiration Date	Charter-Out Rate(1)
MSC Cristina(10)	Container	2011	13,100	April 2027	$60,275

Charter-in Drybulk Vessels (11)	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate(1)
Navios Prosperity	Panamax	2007	82,535	—	$—
Navios Aldebaran	Panamax	2008	76,500	—	$—

(1)	Daily charter-out rate per day, net of commissions or settlement proceeds, where applicable.
(2)	Profit sharing 50% on the actual results above the period rates.
(3)	The charter rate is based on the Supramax Time Charter Index plus 10% with a minimum rate of $9,500 net per day.
(4)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.
(5)	The charter rate is based on the Panamax Time Charter Index.
(6)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners trades the vessel directly. Rate assumes amortization of payment $13.3 million received upfront covering the interim suspension period.
(7)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(8)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(9)	The charterer has been granted an option to extend the charter for two optional years, the first at $22,325 (net) per day and the second at $25,650 (net) per day.
(10)	Expected to be delivered in the first quarter of 2015.
(11)	On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contracts of Navios Aldebaran and Navios Prosperity were transferred to Navios Holdings on February 28, 2015 and March 5, 2015, respectively.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable and growing cash flows. We believe that the medium to long-term, fixed-rate nature of our charters will provide a stable base of revenue. In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and through the secondary market provides visible future growth in our revenue and distributable cash flow. We believe that our management agreement, which has been extended until December 31, 2017, provides for a fixed management fee until December 31, 2015, will continue to provide us with predictable expenses. From January 2016 to December 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may make our cash flows less predictable.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management and Navios Holdings’ reputation within the shipping industry and its network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management through its in-house technical manager, which provides efficient operations and maintenance for our vessels at costs significantly below the industry average for vessels of a similar age. Navios Holdings’ expertise in fleet management is reflected in Navios Holdings’ history of a low number of off-hire days and in its record of no material incidents giving rise to loss of life or pollution or other environmental liability.

•	High-quality, flexible fleet. Our fleet consists of 12 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and eight Container vessels. The average age of the vessels in our fleet is significantly lower than the average age of the world drybulk fleet. Our combined fleet had an average age of 7.7 years as of March 2014 (average age of 7.8 years for drybulk fleet and 7.5 years for containers fleet), compared to a current industry average age of about 9.1 years for the drybulk fleet and 10.9 years for the containers fleet (both industry averages as of December 31, 2014). Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Container vessels are designed to carry manufactured, finished or semi-finished goods in steel shipping containers or specific routes. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the drybulk and container time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered-out under medium to long-term time charters with average remaining charter duration of approximately three years to a strong group of counterparties consisting of, amongst others: Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines Ltd., Rio Tinto, Exelon Corporation (formerly Constellation Energy) and Hyundai Merchant Marine Co., Ltd. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize medium to long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have average remaining charter duration of approximately three years and have staggered charter expirations. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for container and drybulk vessels in a manner that is accretive to distributable cash flow per unit. We have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will assist us to make additional accretive acquisitions.

•	Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We will continue to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our major customers are Hyundai Merchant Marine Co., Ltd and Navios Corporation. For the year ended December 31, 2014, these charterers accounted for 24.4% and 11.0%, respectively, of total revenues. For the year ended December 31, 2013, Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. For the year ended December 31, 2012, Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix accounted for 22.8%, 16.0% and 13.0%, respectively, of total revenues. No other customers accounted for more than 10% of total revenues for any of the years presented.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 1,722 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 10,300 vessels, aggregating approximately 756 million dwt as of December 31, 2014. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 615 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,100 vessels, aggregating approximately 18.2 million TEU as of December 31, 2014. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control fleets of 80 vessels or more: AP Moller, Mediterranean Shipping Co. (MSC), Peter Dohle, Evergreen, Pacific International Lines, COSCO, CMA CGM, China Shipping Group, Seaspan and Hapag-Lloyd. There are about 40 owners known to control fleets of between 24 and 80 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, Seaspan and others including Navios Maritime Partners are tonnage providers.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the container and drybulk sectors. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

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

Expenses

In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for ship management services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance, insurance. The Manager is directly responsible for providing all of these items and services. Maintenance for our vessels and expenses related to drydocking expenses will be reimbursed at cost under the management agreement. From January 1, 2016 to December 31, 2017, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

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

Under some of our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, which is generally defined as a period of 90 or more consecutive off-hire days. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire.

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

Management of Ship Operations, Administration and Safety

Navios Holdings provides, through its wholly-owned subsidiary, Navios ShipManagement Inc., referred to as the Manager herein, expertise in various functions critical to our operations. Pursuant to the Management Agreement and the Administrative Services Agreement with the Manager, we have access to human resources, financial and other administrative functions, including:

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

Crewing

The Manager crews its vessels primarily with Filipino, Ukrainian, Polish, Russian, Indian, Georgian and Sri Lankan officers and Filipino, Georgian, and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The Manager is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Handymax and Panamax vessels and $0.2 million per Capesize vessels for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed terms and conditions.

Navios Partners’ fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Partners acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, i.e. $3.08 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

As a member of the P&I Associations, which is a member of the International Group, Navios Partners will be subject to calls payable to the associations based on the individual fleet record, the associations’ overall claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Should a member leave or entry cease with any of the associations, at the Club’s Managers discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for Deferred Calls and Supplementary Calls.

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

Credit Risk Insurance

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $31.0 million. From the total compensation, $1.2 million was recorded immediately in the statement of income within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29.8 million was recorded immediately in the statement of income within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of December 31, 2014, the Company had not put forth any claims to Navios Holdings in connection with this supplemental insurance.

In January 2011, KLC which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period during which Navios Partners trades the vessel directly.

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

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018 (regarding the availability of compliant fuel which could defer the requirement to January 1, 2025); and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015). At its 66th Session, the MEPC adopted amendments (expected to enter into force in September 2015) to MARPOL Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, will be applied to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At its 67th Session, the MEPC instructed the correspondence group, which is developing a draft framework for a methodology to determine whether sufficient fuel meeting the requirements of regulation 14 (SOx and particulate matter) is likely to be available by the effective date, to submit a final report to MEPC 68. These more stringent fuel standards are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’s request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor verify and report on greenhouse gas emissions from the shipping sector. On June 28, 2013, the European Commission adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation “that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process (most recently the European Council reached a political agreement on this issue at the December 17, 2014 following a positive vote in the Parliament’s Environmental Committee). The Regulation will now move to legal and linguistic review before moving to the Parliament for final approval. If adopted, the Regulation will take effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S., that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of February 12, 2015, the Convention has been ratified by 44 states, representing 32.86% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and whilst it does in some respects reflect the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g., the requirement that ships within EU ports, use fuel with a maximum 0.10% sulfur content and the requirement for a limit of 0.50% sulfur content outside EU ECAs from January 1, 2010, regardless of the outcome of the fuel availability review in 2018).

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence.” The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The implementing regulations took effect on October 30, 2013. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons liability to the greater of $3,200 per gross ton or $23.5 million (this amount is reduced to $6.4 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,000 per gross ton or $17.0 million (or $4.27 million for a vessel less than 3,000 gross tons), whichever is greater. These amounts are periodically adjusted for inflation. On August 19, 2014, the Coast Guard proposed to increase these OPA liability limits but a final rule has not yet been promulgated. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

Similarly, in response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of 12 June 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive has to be implemented by 19th July 2015. As far as the environment is concerned, in the UK there will be new regulations: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), will amend the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and implement other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015, will implement the licensing Directive requirements. There will also be changes to the Oil Pollution Emergency Plans Regualtions 1998.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow US states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

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

International laws governing civil liability to pay compensation or damages

We operate a fleet of crude, product, chemical and LPG tankers that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the OPA discussed above, are particularly stringent.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of March 10, 2015 had 78 contracting states comprising approximately 91.46% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2014 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2014 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2014. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2014.

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

We believe that, for our fiscal year ended December 31, 2014, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2014.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, Navios Europe Inc. (“Navios Europe”), in which Navios Partners has an ownership interest of 5.0% is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe was an affiliate of Navios Partners. As of December 31, 2014, Navios Partners had no effective voting interest in Navios Europe.

D. Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

We are an international owner and operator of dry cargo vessels, formed in August 2007 by Navios Holdings, a vertically integrated seaborne shipping company with over 60 years of operating history in the dry cargo shipping industry. We have been a public company since November 2007.

Equity Offerings and Issuances

On February 11, 2015, Navios Partners completed an equity offering, pursuant to which it issued 4,600,000 common units at $13.09 per unit and raised gross proceeds of $60.2 million (excluding the general partner contribution) to fund its fleet expansion. Simultaneously, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million.

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

As of March 12, 2015, there were outstanding: 83,079,710 common units and 1,695,509 general partnership units. Navios Holdings owns a 20.1% interest in Navios Partners, which includes the 2.0% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

In December 2014, Navios Partners agreed to acquire from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for a purchase price of $147.8 million estimated to be delivered at the end of the first quarter of 2015. The MSC Cristina has been chartered-out to a high quality counterparty for 12 years at a rate of $60,275 net per day (with Navios Partners’ option to terminate after year seven). Navios Partners is expected to finance the acquisition with cash on its balance sheet and bank debt on terms consistent with its credit facilities.

On October 28, 2014, Navios Partners acquired from an unrelated third party the YM Unity, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59.1 million.

On August 29, 2014, Navios Partners acquired from an unrelated third party the YM Utmost, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59.1 million.

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for an acquisition cost of $16.2 million.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a 2014-built Ultra-Handymax vessel of 61,485 dwt, for an acquisition cost of $28.5 million.

In December 2013, Navios Partners acquired from an unrelated third party five 2006 South Korean-built Container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan for a total acquisition cost of $276.5 million.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for an acquisition cost of $18.0 million.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, an 181,389 dwt Japanese new-build Capesize vessel, for an acquisition cost of $47.5 million.

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2012 to December 31, 2014.

	Vessel name	Country of incorporation	Statements of income
Company name			2014	2013	2012
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/15 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	7/24 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	7/27 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	9/11 – 12/31	—
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	10/11 – 12/31	—
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/18 – 12/31	—	—
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/07 – 12/31	—	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	12/4 – 12/31	—
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	12/4 – 12/31	—
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	12/10 – 12/31	—
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Fairy Shipping Corporation	YM Utmost	Marshall Is.	8/29 – 12/31	—	—
Limestone Shipping Corporation	YM Unity	Marshall Is.	10/28 – 12/31	—	—
Dune Shipping Corp.	MSC Cristina	Marshall Is.	—	—	—

Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	6/19 – 12/31	—
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	6/04 – 12/31	—

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively of the total revenues. For the year ended December 31, 2013, our most significant counterparties were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for approximately 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2015), provides us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

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

Under the management agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance but costs associated with special surveys and related drydockings will be reimbursed by Navios Partners at cost at occurrence. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and the fixed rate for ship management services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015.

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

A. Operating results

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following table presents consolidated revenue and expense information for the years ended December 31, 2014 and 2013. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2014 (In thousands of U.S dollars)	Year Ended December 31, 2013 (In thousands of U.S dollars)
Time charter and voyage revenues (includes related party revenue of $27.4 million and $23.7 million for the years ended December 31, 2014 and 2013, respectively)	$227,356	$198,159
Time charter and voyage expenses	(15,390)	(14,943)
Direct vessel expenses	(761)	—
Management fees (entirely through related parties transactions)	(50,359)	(36,173)
General and administrative expenses	(7,839)	(6,305)
Depreciation and amortization	(95,822)	(77,505)
Interest expense and finance cost, net	(28,761)	(16,910)
Interest income	243	50
Other income	47,935	13,730
Other expense	(1,749)	(1,097)

Net income	$74,853	$59,006

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2014 increased by $29.2 million or 14.7% to $227.4 million, as compared to $198.2 million for the same period in 2013. The increase was mainly attributable to the delivery of: (i) the Navios Joy, the Navios Harmony and the five container vessels in the second half of 2013; and (ii) the Navios La Paix, the Navios Sun, the YM Utmost and the YM Unity in 2014. As a result of the vessel acquisitions, available days of the fleet increased to 10,927 days for the year ended December 31, 2014, as compared to 7,952 days for the year ended December 31, 2013. The above increase in time charter and voyage revenues was partially mitigated by the decrease in TCE to $20,306 per day for the year ended December 31, 2014, from $24,284 per day for the year ended December 31, 2013, which was primarily due to the decline in the freight market during 2014 as compared to the same period in 2013.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2014 increased by $0.5 million or 3.0% to $15.4 million, as compared to $14.9 million for the year ended December 31, 2013. The increase was mainly attributable to an increase in bunkers expenses incurred during the year.

Management fees: Management fees for the year ended December 31, 2014, increased by $14.2 million or 39.2% to $50.4 million, as compared to $36.2 million for the year ended December 31, 2013. The increase was mainly attributable to the increased number of owned vessels in Navios Partners’ fleet.

Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

General and administrative expenses: General and administrative expenses increased by $1.5 million or 24.3% to $7.8 million for the year ended December 31, 2014, as compared to $6.3 million for the year ended December 31, 2013. The increase was mainly attributable to the increase in administrative fees paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.

Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. For the year ended December 31, 2014 and 2013, the expenses charged by the Manager for administrative fees were $6.1 million and $4.4 million, respectively. The balance of $1.8 million and $1.9 million of general and administrative expenses, for the year ended December 31, 2014 and 2013, respectively, related to legal and professional fees, as well as audit fees and directors’ fees.

Depreciation and amortization: Depreciation and amortization amounted to $95.8 million for the year ended December 31, 2014 compared to $77.5 million for the year ended December 31, 2013. The increase of $18.3 million was attributable to: (a) an increase in depreciation expense of $14.0 million due to the increased number of vessels that were delivered into our owned fleet; and (b) a $22.0 million accelerated amortization of the Navios Pollux favorable lease intangible due to a change in its useful life (Refer to Note 7 – Intangible Assets of our notes to the consolidated financial statements for further details). The above increase was partially mitigated by a $14.6 million decrease of amortization due to write-offs of favorable lease of the Navios Orbiter, the Navios Hyperion and the Navios Pollux in the first quarter of 2014 and the write-off of the Navios Melodia favorable lease in the second quarter of 2013 of $3.2 million. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to eight years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2014 increased by $11.9 million or 70.1% to $28.8 million, as compared to $16.9 million for the year ended December 31, 2013. The increase was due to: (a) the higher weighted average interest rate of 4.69% for the year ended December 31, 2014, compared to 3.67% for the same period in 2013; and (b) the increase in the average outstanding loan balance to $547.7 million for the year ended December 31, 2014 from $353.1 million for the year ended December 31, 2013. As of December 31, 2014 and 2013, the outstanding loan balance under Navios Partners’ credit facilities was $583.3 million and $533.3 million, respectively.

Interest income: Interest income increased by $0.2 million to $0.25 million for the year ended December 31, 2014, as compared to $0.05 million for the year ended December 31, 2013.

Other income: Other income for the year ended December 31, 2014 amounted to $47.9 million compared to $13.7 million for the year ended December 31, 2013. The increase in other income by $34.2 million was mainly due to: (i) a $17.8 million cash compensation received during 2014 from the sale of a defaulted counterparty claim to an unrelated third party; and (ii) $29.8 million compensation received during 2014 following the termination of the amended credit default insurance policy. During 2013, other income was $13.7 million mainly related to $10.0 million compensation recognized covering hire revenues for the suspension period in a drybulk charter contract until April 2016. (See also Note 20-Other Income of our notes to the consolidated financial statements).

Other expense: Other expense increased by $0.7 million to $1.7 million for the year ended December 31, 2014, as compared to $1.1 million for the year ended December 31, 2013.

Net income: Net income for the year ended December 31, 2014 amounted to $74.9 million compared to $59.0 million for the year ended December 31, 2013. The increase in net income of $15.8 million was due to the factors discussed above.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2014 of $150.2 million, as compared to $125.5 million for the year ended December 31, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities” contained herein).

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

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2013 decreased by $7.3 million or 3.5% to $198.2 million, as compared to $205.4 million for the same period in 2012. The decrease in time charter and voyage revenues was due to the decrease in time charter equivalent to $24,284 per day for the year ended December 31, 2013, from $28,907 per day for the year ended December 31, 2012. The above decrease was partially mitigated by the increase in time charter and voyage revenues due to the acquisitions of the Navios Buena Ventura on June 15, 2012, the Navios Soleil on July 24, 2012, the Navios Helios on July 27, 2012, the Navios Joy on September 11, 2013, the Navios Harmony on October 11, 2013 and the acquisition of five Container vessels in December 2013. As a result of the vessel acquisitions, available days of the fleet increased to 7,952 days for the year ended December 31, 2013, as compared to 7,002 days for the year ended December 31, 2012.

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

Pursuant to the Management Agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel until December 31, 2013. In October 2013, Navios Partners amended its existing management agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (d) $6,500 daily rate per Container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed at cost at occurrence.

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

Depreciation and amortization: Depreciation and amortization amounted to $77.5 million for the year ended December 31, 2013 compared to $71.6 million for the year ended December 31, 2012. The increase of $5.9 million was attributable to: (a) an increase in depreciation expense of $2.1 million due to the acquisitions of the Navios Buena Ventura, the Navios Soleil, the Navios Helios, the Navios Joy, the Navios Harmony and the acquisition of five Container vessels; (b) an increase in amortization expense of $7.0 million due to the favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contract of the Navios Buena Ventura; and (c) a $3.2 million partial acceleration of the Navios Melodia favorable lease. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from two to ten years.

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

Other income: Other income decreased by $8.9 million for the year ended December 31, 2013, as compared to the year ended December 31, 2012. The decrease was mainly due to a $22.5 million accounting effect from the restructuring of credit default insurance in November 2012 partially mitigated by $13.3 million compensation recognized in 2013 covering hire revenues for the suspension period in a drybulk charter contract until April 2016. (See Note 20-Other Income of our notes to the consolidated financial statements.

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

Operating surplus: Navios Partners generated operating surplus for the year ended December 31, 2013 of $125.5 million, compared to $148.9 million for the year ended December 31, 2012. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities” contained herein).

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

In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5.0 million). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101.6 million of the July 2012 Credit Facility; (ii) fully repay the outstanding balance of $41.2 million of the August 2012 Credit Facility; (iii) deposit $98.2 million to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47.0 million was released in September 2013 for the acquisition of the Navios Joy and $17.8 million was released in October 2013 for the acquisition of the Navios Harmony; and (iv) cover fees and expenses. The refinancing of the August 2012 Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $0.7 million was written-off from the deferred financing fees.

On November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and is guaranteed by each subsidiary of Navios Partners. The Term Loan Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Agreement also provides for customary events of default.

As of December 31, 2014, the outstanding balance of the Term Loan B facility including the add-on was $429.9 million, net of discount of $3.5 million, and it is repayable in 14 quarterly installments of $1.1 million, beginning in March 2015, with a final payment of $418.0 million, in June 2018.

The above mentioned prepayment of the July 2012 Credit Facility was applied in partial settlement of the next 16 installments. As of December 31, 2014, the outstanding balance was $98.0 million and is repayable in 12 installments, plus a final payment, in various amounts during the term of the July 2012 Credit Facility consisting of $0.5 million (one quarterly installment), $3.5 million (nine quarterly installments), $2.3 million (one quarterly installment) and $5.9 million (one quarterly installment) with a final payment of $58.2 million. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as a debt modification in accordance with ASC470 Debt and an amount of $1.3 million was written-off from the deferred financing fees in June 2013.

On September 22, 2014, Navios Partners entered into the September 2014 Credit Facility of up to $56.0 million (divided into two tranches) with ABN AMRO Bank N.V. in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. Each tranche of the September 2014 Credit Facility is repayable in 20 equal quarterly installments of approximately $0.7 million, with a final balloon payment of $14.3 million on the last repayment date. The maturity date of each tranche is five years after the drawdown date of such tranche. The tranches of the September 2014 Credit Facility bear interest at LIBOR plus 300 bps per annum. As of December 31, 2014, the outstanding balance on this facility was $55.3 million.

As of December 31, 2014, the total borrowings under the Navios Partners’ credit facilities were $583.3 million, net of original issue discount.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility and the September 2014 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The July 2012 Credit Facility and the September 2014 Credit Facility also require compliance with a number of financial covenants, including Net Worth, debt coverage ratios and minimum liquidity. It is an event of default under the loan facilities if such covenants are not complied with.

As of December 31, 2014, Navios Partners was in compliance with the financial covenants of its credit facilities.

The credit facilities also require us to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our credit facilities require us to:

•	maintain a required security amount of over 140%;

•	maintain minimum free consolidated liquidity of at least the higher of $25.0 million and the aggregate of interest and principal falling due during the previous six months;

•	maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00;

•	maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and

•	maintain a minimum net worth to $250.0 million.

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

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on November 1, 2013, which was declared effective on January 15, 2014, under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million, approximately $330.4 million of which is currently available.

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

As of December 31, 2014, all of our facilities were fully drawn and the total borrowings under our credit facilities amounted to $583.3 million.

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

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52.4 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs estimated at $0.3 million, were approximately $50.1 million. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7.9 million and net proceeds, including the underwriting discount, of approximately $7.5 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million. Following the public offering and the private placement, Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

As of March 12, 2015, there were outstanding: 83,079,710 common units and 1,695,509 general partnership units. During the years ended December 31, 2014, 2013 and 2012, the aggregate amount of cash distribution paid was $139.0 million, $122.4 million and $106.9 million, respectively.

Cash flows for the year ended December 31, 2014 compared to the year ended December 31, 2013:

The following table presents cash flow information for the years ended December 31, 2014 and 2013. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$171,661	$104,842
Net cash used in investing activities	(123,272)	(382,673)
Net cash provided by financing activities	15,760	281,045

Increase in cash and cash equivalents	$64,149	$3,214

Cash provided by operating activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash provided by operating activities increased by $66.8 million to $171.7 million for the year ended December 31, 2014, as compared to $104.8 million for the same period in 2013.

Net income increased by $15.8 million to $74.9 million for the year ended December 31, 2014, from $59.0 million for the year ended December 31, 2013, mainly due to: (i) compensation received from the sale of a defaulted counterparty claim to an unrelated third party; and (ii) compensation received following the termination of the amended credit default insurance policy. In determining net cash provided by operating activities for the year ended December 31, 2014, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $95.8 million, $3.1 million amortization and write-off of deferred financing cost and $0.8 million amortization of deferred dry dock and special survey costs. For the year ended December 31, 2013, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $77.5 million and $4.0 million amortization and write-off of deferred financing cost.

Accounts receivable decreased by $3.0 million, from $16.3 million at December 31, 2013, to $13.3 million at December 31, 2014 due to the decrease in amounts due from charterers.

Prepaid expenses and other current assets decreased by $0.2 million, from $1.7 million at December 31, 2013, to $1.5 million at December 31, 2014.

Accounts payable increased by $0.7 million, from $3.2 million at December 31, 2013, to $3.8 million at December 31, 2014.

Accrued expenses decreased by $0.3 million from $3.9 million at December 31, 2013 to $3.6 million at December 31, 2014. The primary reason for the decrease was a decrease in accrued loan interest by $0.2 million and a decrease in accrued legal expenses by $0.7 million partially mitigated by an increase in accrued voyage expenses by $0.6 million.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions increased by $1.3 million from $3.0 million at December 31, 2013 to $4.3 million at December 31, 2014.

Amounts due to related parties increased by $1.7 million, from $0.2 million at December 31, 2013, to $1.9 million at December 31, 2014. The increase was mainly attributable to an increase in other payables for drydock and special survey expenses of $2.2 million mitigated by other receivables of $0.3 million.

Payment for drydock and special survey costs incurred in the year ended December 31, 2014 were $8.7 million and related to drydock and special survey incurred for certain vessels of the fleet. There was no payment for drydock and special survey cost incurred in the same period of 2013.

Cash used in investing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash used in investing activities was $123.3 million for the year ended December 31, 2014 as compared to $382.7 million for the same period in 2013.

Cash used in investing activities of $123.3 million for the year ended December 31, 2014 was due to: (i) $36.9 million paid for the acquisition of the Navios La Paix and the Navios Sun in January 2014 of which $33.4 million was released from escrow; (ii) $5.9 million paid as deposits for the acquisition of a vessel which was delivered to Navios Partners in the fourth quarter of 2014; (iii) a $0.5 million loan granted to Navios Europe; (iv) $59.1 million paid for the acquisition of the YM Utmost in August 2014; and (v) $59.1 million paid for the acquisition of the YM Unity in October 2014.

Cash used in investing activities of $382.7 million for the year ended December 31, 2013 was due to: (i) $98.2 million held in escrow for the acquisition of four vessels of which $47.0 million was released in September 2013 for the acquisition of the Navios Joy and $17.8 million was released in October 2013 for the acquisition of the Navios Harmony; (ii) $7.3 million paid as deposits for the acquisition of the vessels that was delivered to Navios Partners in January 2014; (iii) a $0.3 million loan granted to Navios Europe; (iv) $0.5 million for investment in Navios Europe; and (v) $341.2 million paid for the acquisition of the Navios Joy on September 11, 2013, the acquisition of the Navios Harmony on October 11, 2013 and the acquisition of five Container vessels in December 2013.

Cash provided by financing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash provided by financing activities decreased by $265.3 million to $15.8 million for the year ended December 31, 2014, as compared to $281.0 million for the same period in 2013.

Cash provided by financing activities of $15.8 million for the year ended December 31, 2014 was due to: (a) $104.5 million of proceeds from the issuance of 6,325,000 common units in February 2014, net of offering costs; (b) $2.2 million of proceeds from the issuance of additional general partnership units; and (c) proceeds of $56.0 million under the September 2014 Credit Facility. This overall increase was partially offset by: (a) loan repayments of $7.1 million; (b) payment of a total cash distribution of $139.0 million; and (c) payment of $0.9 million of deferred financing costs relating to the September 2014 Credit Facility.

Cash provided by financing activities of $281.0 million for the year ended December 31, 2013 was due to: (a) $148.0 million of proceeds from the issuance of 10,925,000 common units in February 2013 and September 2013, net of offering costs; (b) $3.2 million of proceeds from the issuance of additional general partnership units; (c) a $28.4 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt as required by Navios Partners’ credit facilities; and (d) $434.5 million of proceeds from the Term Loan B facility net of discount. This overall increase was partially mitigated by: (a) loan repayments and prepayment of long-term debt, net of expenses, of $201.4 million; (b) payment of a total cash distribution of $122.4 million; and (c) payment of $9.2 million of deferred financing cost relating to the July 2012 Credit Facility and the Term Loan B facility.

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

Other long-term assets decreased by $0.2 million, from $0.3 million at December 31, 2012, to $0.1 million at December 31, 2013.

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

Cash used in investing activities of $382.7 million for the year ended December 31, 2013 was due to: (i) $98.2 million held in escrow for the acquisition of four vessels of which $47.0 million was released in September 2013 for the acquisition of the Navios Joy and $17.8 million was released in October 2013 for the acquisition of the Navios Harmony; (ii) $7.3 million paid as deposits for the acquisition of the vessels that was delivered to Navios Partners in January 2014; (iii) a $0.3 million loan granted to Navios Europe; (iv) $0.5 million for investment in Navios Europe; and (v) $341.2 million paid for the acquisition of the Navios Joy on September 11, 2013, the acquisition of the Navios Harmony on October 11, 2013 and the acquisition of five Container vessels in December 2013.

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

Cash provided by financing activities of $281.0 million for the year ended December 31, 2013 was due to: (a) $148.0 million proceeds from the issuance of 10,925,000 common units in February 2013 and in September 2013, net of offering costs; (b) $3.2 million from the issuance of additional general partnership units; (c) $28.4 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt as required by Navios Partners’ credit facilities; and (d) $434.5 million proceeds from the Term Loan B facility net of discount. This overall increase was partially mitigated by: (a) loan repayments and prepayment of long-term debt, net of expenses of $201.4 million; (b) payment of a total cash distribution of $122.4 million; and (c) payment of $9.2 million of deferred financing cost relating to the July 2012 Credit Facility and the Term Loan B facility.

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

Reconciliation of EBITDA to Net Cash from Operating Activities and Operating Surplus

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$171,661	$104,842	$179,081
Net decrease in operating assets	6,002	9,403	1,565
Net decrease in operating liabilities	(3,136)	(26,301)	(12,314)
Net interest cost	28,518	16,860	9,898
Amortization and write-off of deferred financing costs	(3,091)	(4,035)	(787)

EBITDA(1)	$199,954	$153,371	$177,443
Cash interest income	169	49	262
Cash interest paid	(25,870)	(13,324)	(9,957)
Maintenance and replacement capital expenditures	(24,047)	(14,593)	(18,869)

Operating Surplus	$150,206	$125,503	$148,879

(1)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$171,661	$104,842	$179,081
Net cash used in investing activities	$(123,272)	$(382,673)	$(109,698)
Net cash provided by/(used in) financing activities	$15,760	$281,045	$(85,329)

EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA increased by $46.6 million to $200.0 million for the year ended December 31, 2014, as compared to $153.4 million for the same period in 2013. The increase in EBITDA was due to a $29.2 million increase in revenue and a $34.2 million increase in other income due to compensation received following the termination of the credit default insurance policy. The above increase was partially mitigated by a $14.2 million increase in management fees and a $1.5 million increase in general and administrative expenses due to the increased fleet, a $0.5 million increase in time charter and voyage expenses and a $0.7 million increase in other expenses.

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

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures estimated by management to be required to maintain over the long-term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

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

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt”. As of December 31, 2014 and December 31, 2013, long-term debt amounted to $564.6 million and $528.0 million, respectively. The current portion of long-term debt amounted to $18.6 million and $5.4 million as of December 31, 2014 and December 31, 2013, respectively. As of December 31, 2014, all of our facilities were fully drawn.

Capital Expenditures

During the years ended December 31, 2014, 2013 and 2012, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt and equity raisings. Capital expenditures for the years ended December 31, 2014, 2013 and 2012 amounted to $122.8 million, $381.9 million and $109.7 million, respectively. For the year ended December 31, 2014, expansion capital expenditures of $122.8 million related to the acquisition of the Navios La Paix and the Navios Sun in January 2014, the acquisition of the YM Utmost in August 2014 and the acquisition of the YM Unity in October 2014. For the year ended December 31, 2013, expansion capital expenditures of $381.9 million related to the acquisition of the Navios Joy in September 2013, the acquisition of the Navios Harmony in October 2013 and the acquisition of five Container vessels in December 2013.

In December 2014, Navios Partners agreed to acquire from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for a purchase price of $147.8 million estimated to be delivered at the first quarter of 2015.

Maintenance for our vessels and expenses related to drydocking expenses are now reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2014 and 2013 was $24.0 million and $14.6 million, respectively, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for container vessels; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

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

Possible Acquisitions of Other Vessels

On February 26, 2015, we announced that we have secured, for no consideration, an option to acquire a 2012 South Korean-built container vessel of 13,100 TEU from an unrelated third party. The vessel is currently chartered out to a high quality counterparty for a twelve-year period ending May 2027. The vessel is estimated to be delivered in the third quarter of 2015. If the option is exercised, we may finance the acquisition with cash on our balance sheet and bank debt on terms consistent with our credit facilities.

Although we do not currently have in place any other agreements relating to acquisitions of other vessels, we assess potential acquisition opportunities on a regular basis. Pursuant to our Omnibus Agreement with Navios Holdings, as amended in June 2009, we will have the opportunity to purchase additional drybulk vessels from Navios Holdings when those vessels are fixed under charters of three or more years upon their expiration of their current charters or upon completion of their construction. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2014:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1) (2) (3) (4)	$19,642	$108,060	$459,036	$—	$586,738
Operating lease obligations(5)	$5,796	$7,657	$786	$—	$14,239
Vessels deposits(6)	$147,750	$—	$—	$—	$147,750

Total contractual obligations	$173,188	$115,717	$459,822	$—	$748,727

(1)	The amount identified does not include interest costs associated with the outstanding July 2012 Credit Facility which are based on LIBOR plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.80% to 2.05% per annum.
(2)	The amount identified does not include interest costs associated with the outstanding Term Loan B facility which are based on 4.25% per annum plus LIBOR with a floor of 1.0%.
(3)	The amount identified excludes the discount associated with the outstanding Term Loan B facility.
(4)	The amount identified does not include interest costs associated with the outstanding September 2014 Credit Facility which are based on 3.0% per annum plus LIBOR.
(5)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions. As of December 31, 2014, Navios Partners had entered into charter-in agreements for two of its vessels (the Navios Prosperity and the Navios Aldebaran). On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contracts of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings on February 28, 2015 and March 5, 2015, respectively.
(6)	Contractual obligation for the acquisition of the MSC Cristina, which is expected to be delivered at the end of the first quarter 2015.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). As of December 31, 2014, the amounts undrawn from the Navios Revolving Loans was $9.1 million, of which Navios Partners was committed to fund $0.5 million. (See Note 18 for the Investment in Navios Europe and respective ownership interests).

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

As of December 31, 2014, Navios Partners owned a fleet of 30 vessels, with an aggregate carrying value of $1,150.7 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2014, the carrying value of 20 of Navios Partners’ vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $189.1 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2014, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price (1)	Carrying Value as of December 31, 2014 (1)
	(In millions of U.S. dollars)
Navios Libra II	11/16/2007	$26.3	$11.4	*
Navios Alegria	11/16/2007	38.9	25.2	*
Navios Felicity	11/16/2007	31.3	15.8	*
Navios Gemini S	11/16/2007	24.3	10.4	*
Navios Galaxy I	11/16/2007	30.7	18.7
Navios Hope	07/01/2008	80.0	57.0	*
Navios Apollon	10/29/2009	32.0	16.9	*
Navios Fantastiks	05/02/2008	87.5	63.1	*
Navios Sagittarius	01/12/2010	59.4	36.7	*
Navios Hyperion	01/08/2010	63.0	24.7	*
Navios Aurora II	03/18/2010	110.3	77.7
Navios Pollux	05/21/2010	110.0	59.9	*
Navios Melodia	11/15/2010	78.8	63.1
Navios Fulvia	11/15/2010	98.2	62.1	*
Navios Luz	05/19/2011	78.0	62.4
Navios Orbiter	05/19/2011	52.0	25.4	*
Navios Buena Ventura	06/15/2012	67.5	57.0
Navios Soleil	07/24/2012	21.1	19.2
Navios Helios	07/27/2012	21.1	18.8	*
Navios Joy	09/11/2013	47.5	45.4
Navios Harmony	10/11/2013	18.0	17.0
Hyundai Hongkong	12/04/2013	55.2	53.0	*
Hyundai Tokyo	12/04/2013	55.1	53.0	*
Hyundai Singapore	12/10/2013	55.2	53.0	*
Hyundai Shanghai	12/13/2013	55.2	53.0	*
Hyundai Busan	12/16/2013	55.1	53.7	*
Navios La Paix	1/8/2014	28.5	27.5
Navios Sun	1/17/2014	16.2	15.5
YM Utmost	8/29/2014	59.1	58.4	*
YM Unity	10/28/2014	59.1	58.7	*

		$1,614.3	$1,150.7

(1)	All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2014, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

During the fourth quarter of fiscal 2014, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2015 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2014, as the undiscounted projected net operating cash flows exceeded the carrying value.

In connection with its annual impairment testing on its vessels as of December 31, 2014, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 25.82% to 83.62% (depending on the vessel).

In addition, the Company compared the ten-year historical average (of the one-year charter rate for similar vessels), with current rates for five-year, three-year and one-year charters (for similar vessels). A comparison of the ten-year historical average (of the one-year charter rate) and the current rates for five-year, three-year and one-year charters (for similar vessels) follows (as of December 31, 2014):

	Current Time Charter Rates of Various Terms (for Similar Vessels) vs. Ten-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% above (below) the 10-Year average)
Ultra-Handymax	-33.5%	-47.7%	-43.0%
Panamax	-36.6%	-53.0%	-46.1%
Capesize	-49.5%	-57.6%	-45.4%
Container 6,800 TEU	n/a *	n/a *	-8.2%
Container 8,200 TEU	n/a *	n/a *	-2.5%

*	For the vessels with capacity of 6,800 TEU and above, the average daily rates were only available for the years 2013 and 2014.

As disclosed elsewhere, the Company’s fleet includes 20 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $189.1 million in the aggregate (the unrealized loss). If testing for impairment using current rates for five-year, three-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the ten-year historical average (of the one-year charter rate for similar vessels), Navios Partners estimates that an additional one, five and one of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2014, the 10-year historical average rates for its vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were less than 5% higher than the Company’s average daily time charter equivalent rate achieved in fiscal year 2014 of $20,306 per day.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk and container vessels based on a scrap value of $340 per lightweight ton, as we believe these levels are consistent with those of similar companies within the shipping industry. Management estimates the useful life of our vessels to be 25 and 30 years from the drybulk and container vessel’s original construction, respectively. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet (excluding drydocking expenses which are reimbursed at cost by Navios Partners) at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate net per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed at cost upon occurrence for each Vessel.

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

Recent Accounting Pronouncements

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Partners were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Partners plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In May 2014, The FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	50	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	41	Chief Financial Officer
George Achniotis	50	Executive Vice President-Business Development and Director
Shunji Sasada	56	Director
Serafeim Kriempardis	67	Director (Class III)
Robert Pierot	57	Director (Class I)
John Karakadas	52	Director (Class I)
Dimitris Papastefanou Gkouras	63	Director (Class II)
Vasiliki Papaefthymiou	46	Secretary

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco.

Angeliki Frangou has been our Chairman and CEO since August 2007. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM), our sponsor, since August 2005, and the Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since 2008 and the Chairman and Chief Executive Officer of Navios Midstream (NYSE: NAP), an affiliated limited partnership since October 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since February 2015, Ms. Frangou is a Member of the Board of the Union of Greek Shipowners. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude , from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Stratos Desypris is Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. In addition Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006. Mr. Desypris is also a Director and Senior Vice President – Business Development of Navios Midstream since October 2014. He also serves as a Director and the SVP- Strategic Planning of Navios South American Logistics Inc and as a Director in Navios Europe. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada also served as a director of Navios Holdings and President of Navios Corporation since January 2015, as director in Navios Maritime Midstream Partners L.P. since October 2014. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (“MOSK”). In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President — Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer to December 2014. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai since inception. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is the member of Board of Trustee of Keio Academy of New York.

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

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of marine assets ranging from U.S. flag inland waterway marine assets, both United States and non-United States flagged vessels ranging from large bulk carriers, tankers, container vessels, U.S. inland waterway equipment and vessels that are used to service the offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. Mr. Pierot served as a board member for Chiles Offshore prior to its sale to another U.S. publicly traded offshore drilling rig company. Additionally, Mr. Pierot serves as a member of the United States Department of Transportation’s Shipbuilding Subcommittee, the Marine Transportation System National Advisory Council. Since 1980, Mr. Pierot has been a member of the Board of Directors of the Hellenic-American Chamber of Commerce and previously served as Chairman of the Board from mid 2011 to mid 2013.

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

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse the Manager and certain affiliates for expenses incurred pursuant to the Management Agreement and Administrative Services Agreement we entered into with the Manager. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2014, 2013 and 2012 no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our officers including our Chief Executive Officer and our Chief Financial Officer are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2014, 2013 and 2012, the fee charged by the Manager for administrative services was $6.1 million, $4.4 million and $3.9 million, respectively.

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

For each of the years ended December 31, 2014, 2013 and 2012, aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as the Class I elected directors and will serve until our annual meeting of unitholders in 2015, as their term was renewed for three years during our 2012 annual meeting of unitholders; one of the four directors was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016 as the term was renewed for three years during our 2013 annual meeting of unitholders; and the remaining director was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2017 as the term was renewed for three years during our 2014 annual meeting of unitholders. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

In addition, we have an audit committee of three independent directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. John Karakadas, Dimitris Papastefanou Gkouras and Serafeim Kriempardis and our audit committee financial expert is Mr.Serafeim Kriempardis.

Employees of the Manager, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Efstratios Desypris, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Holdings and Navios Midstream. While the amount of time each of them allocate between our business and the business of Navios Holdings, Navios Acquisition and Navios Midstream varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

Our officers and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios Midstream, Navios Holdings and Navios Acquisition. We intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

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

The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian and Sri Lankan officers and Filipino, Georgian, and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. — Major Unitholders and Related Party Transactions”.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 12, 2015, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 11, 2015 (60 days after March 12, 2015) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (83,079,710), not including general partner units (1,695,509). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)(2)	500,000	*
Efstratios Desypris	—	—
George Achniotis	*	*
Robert Pierot	*	*
Shunji Sasada	*	*
Serafeim Kriempardis	—	—
John Karakadas	—	—
Dimitris Papastefanou Gkouras	—	—
Vasiliki Papaefthymiou	—	—
All directors and officers as a group (9 persons) (2)(3)	570,000	*

*	Less than 1%
(1)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.
(2)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as our director, Shunji Sasada. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.
(3)	Each director, executive officer and key employee, beneficially owns less than one percent of the outstanding common units.

Item 7. Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 12, 2015, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 11, 2015 (60 days after March 12, 2015) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based all outstanding common units (84,775,219), which includes the general partner units (1,695,509).

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	15,344,310	18.1%
Invesco Ltd.	4,664,376	5.5%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings. The number of common units beneficially owned is based on a Schedule 13D/A filed on March 13, 2015 with the SEC.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga and Efstathios Loizos.
(3)	The number of common units beneficially owned is based on a Schedule 13G filed on February 11, 2015 with the SEC, reporting the units are held by Invesco PowerShares Capital Management, a subsidiary of Invesco Ltd.

Our majority unitholders have the same voting rights as our other unitholders except as follows: each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of such class of units. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

B. Related Party Transactions

As of December 31, 2014, Navios Holdings, the sole member of our General Partner, owned 14,223,763 common units, which represented an 18.0% limited partner interest in us based on the then outstanding common units (20.0% including the 2.0% general partner interest). Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

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

As of December 31, 2014, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans capital is $0.8 million, under the caption “Loans receivable from affiliates.” As of December 31, 2014 and December 31, 2013, the amounts undrawn from the Navios Revolving Loans was $9.1 million and $18.5 million, respectively, of which Navios Partners was committed to fund $0.5 million and $0.9 million, respectively.

Share Purchase Agreements

On June 14, 2012, we entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which we agreed to acquire the capital stock of the subsidiary that owns the vessel the Navios Buena Ventura, for a purchase price of $67.5 million.

On February 4, 2015, we completed a private placement to Navios Holdings of 1,120,547 common units and 22,868 general partner units, raising gross proceeds of $15.0 million.

Registration Rights Agreements

On February 4, 2015, in connection with the private placement as discussed above, we entered into a registration rights agreement with Navios Holdings pursuant to which we provide Navios Holdings with certain rights relating to the registration of the common units.

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

The Acquisition Omnibus Agreement

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

The Navios Midstream Omnibus Agreement

In connection with the Navios Midstream initial public offering and effective November 18, 2014, Navios Partners entered into the Omnibus Agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

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

In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate net per very large Container vessel of more than TEU 13,000 through December 31, 2015 .

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

Administrative Services Agreement

At the closing of the IPO, we entered into the Administrative Services Agreement, as amended, with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. The agreement has an initial term expiring in December 2017.

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

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. Total general and administrative expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $6.1 million, $4.4 million and $3.9 million, respectively.

Management Fees

Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate net per very large Container vessel of more than TEU 13,000 through December 31,2015.

Total management fees for the years ended December 31, 2014, 2013 and 2012 amounted to $50.4 million, $36.2 million and $31.7 million, respectively.

Other

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of December  31, 2014, the Company had not put forth any claims to Navios Holdings in connection with this supplemental insurance.

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

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $118.7 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

During the years ended December 31, 2014, 2013 and 2012 the aggregate amount of cash distribution paid was $123.3 million, $122.4 million and $106.9 million, respectively.

On January 26, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2014 of $0.4425 per unit. The distribution was paid on February 13, 2015 to all holders of record of common and general partner units on February 11, 2015. The aggregate amount of the declared distribution was $38.1 million.

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

Item 9. The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2014	$20.40	$9.67
December 31, 2013	$19.45	$12.84
December 31, 2012	$16.94	$11.59
December 31, 2011	$21.38	$11.31
December 31, 2010	$20.03	$14.50
Quarter Ended:
December 31, 2014	$18.12	$9.67
September 30, 2014	$19.82	$16.51
June 30, 2014	$18.47	$16.80
March 31, 2014	$18.32	$15.56
December 31, 2013	$17.60	$12.55
September 30, 2013	$15.22	$13.81
June 30, 2013	$15.21	$13.59
March 31, 2013	$14.84	$12.84
Month Ended:
March 9, 2015	$12.94	$12.09
February 28, 2015	$13.89	$12.01
January 31, 2015	$13.02	$10.74
December 31, 2014	$12.85	$9.67
November 30, 2014	$16.59	$12.96
October 31, 2014	$18.12	$14.08
September 30, 2014	$19.69	$16.51
August 30, 2014	$19.82	$18.23
July 31, 2014	$18.75	$17.86

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

•	Facility Agreement for a $260.0 million revolving credit and term loan facility, by and among Navios Partners, Commerzbank AG and DVB Bank AG, dated November 15, 2007. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement dated June 25, 2008, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement dated January 30, 2009, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by an agreement dated June 25, 2008) for a loan facility of up to $295.0 million. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Third Supplemental Agreement dated January 11, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008 and January 30, 2009). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fourth Supplemental Agreement dated March 30, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009 and January 11, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fifth Supplemental Agreement dated June 1, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010 and March 30, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Sixth Supplemental Agreement dated December 13, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010 and June 1, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Seventh Supplemental Agreement dated May 31, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010 and December 13, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Eighth Supplemental Agreement dated September 30, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010 and May 31, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Ninth Supplemental Agreement dated March 30, 2012, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010, May 31, 2011 and September 30, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for a $35.0 million term loan facility, dated May 27, 2011, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated December 4, 2012, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated March 27, 2013, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012 to revise the lender majority vote requirement and expand the definition of Security Value. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for a $44.0 million term loan facility, dated August 8, 2012, among Navios Partners and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014, among Navios Partners and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Acquisition Omnibus Agreement, dated as of May 28, 2010, among Navios Partners, Navios Acquisition and Navios Holdings. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Navios Midstream Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Maritime Midstream Partners L.P., Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., Navios Maritime Acquisition Corporation and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 4 to Management Agreement dated August 29, 2014, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 5 to Management Agreement dated February 10, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Registration Rights Agreement dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

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

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax “ below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a long-term capital loss indefinitely.

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

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-

Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution ( i.e. , the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

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

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

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

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 28%), if the non-corporate U.S. Holder:

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2014, the value of U.S. dollar increased by approximately 13.4% as compared to the Euro.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2014, 2013 and 2012, we paid interest on our outstanding debt at a weighted average interest rate of 4.7%, 3.7% and 2.9%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2014, 2013 and 2012, by $5.6 million, $3.5 million and $2.0 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2014, our most significant counterparties were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for approximately 24.4% and 11.0%, respectively, of total revenues. For the year ended December 31, 2013, our most significant counterparties were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for approximately 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. For the fiscal year ended December 31, 2012, our most significant counterparties were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented. Following the termination of the credit default insurance through its third party insurer, Navios Partners continues to insure certain long-term charter-out contracts of drybulk vessels for credit default occurring until the end of 2016, through an agreement with Navios Holdings up to a maximum cash payment of $20.0 million.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2014.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2014, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Item 16A. Audit Committee Financial Expert

Navios Partners’ Audit Committee consists of three independent directors, Dimitris Papastefanou Gkouras, Serafeim Kriempardis and John Karakadas. The Board of Directors has determined that Serafeim Kriempardis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Kriempardis is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2014 and 2013 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2014 and 2013 were $0.3 million and $0.4 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2014 and 2013.

Tax Fees

There were no tax fees billed in 2014 and 2013.

Other Fees

There were no other fees billed in 2014 and 2013.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2014.

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

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.*

1.3	Certificate of Formation of Navios GP L.L.C.(1)

1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.7	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(2)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(3)

4.11	Registration Rights Agreement(3)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(4)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(6)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(6)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(8)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(9)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(10)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(11)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(12)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement (13)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(15)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(12)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(16)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.28	Supplemental Agreement, dated March 27, 2013, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.29	Supplemental Agreement, dated April 17, 2014, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(22)

4.30	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(16)

4.31	Credit Agreement for $250.0 million term loan facility, dated June 27, 2013(19)

4.32	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.33	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.34	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014 (23)

4.35	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(14)

4.36	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(14)

4.37	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. (20)

4.38	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. (24)

4.39	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. (26)

4.40	Acquisition Omnibus Agreement(21)

4.41	Navios Midstream Omnibus Agreement (27)

4.42	Registration Rights Agreement, dated February 4,2015 (25)

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of PricewaterhouseCoopers S.A.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2014 and 2013; (ii) Consolidated Statements of Income for each of the years ended December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2014, 2013 and 2012; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.
(9)	Previously filed as an exhibit to a Report on Form 6-K filed on April 8, 2010 and hereby incorporated by reference.
(10)	Previously filed as an exhibit to a Report on Form 6-K filed on June 11, 2010 and hereby incorporated by reference.
(11)	Previously filed as an exhibit to a Report on Form 6-K filed on March 1, 2011 and hereby incorporated by reference.
(12)	Previously filed as an exhibit to a Report on Form 6-K filed on June 8, 2011 and hereby incorporated by reference.
(13)	Previously filed as an exhibit to a Report on Form 6-K filed on October 5, 2011 and hereby incorporated by reference.
(14)	Previously filed as an exhibit to a Report on Form 6-K filed on October 24, 2011 and hereby incorporated by reference.
(15)	Previously filed as an exhibit to a Report on Form 6-K filed on April 9, 2012 and hereby incorporated by reference.
(16)	Previously filed as an exhibit to a Report on Form 6-K filed on September 5, 2012 and hereby incorporated by reference.
(17)	Previously filed as an exhibit to a Report on Form 6-K filed on January 31, 2013 and hereby incorporated by reference.
(18)	Previously filed as an exhibit to a Report on Form 6-K filed on May 2, 2013 and hereby incorporated by reference.
(19)	Previously filed as an exhibit to a Report on Form 6-K filed on July 11, 2013 and hereby incorporated by reference.
(20)	Previously filed as an exhibit to a Report on Form 6-K filed on November 7, 2013 and hereby incorporated by reference.
(21)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed on March 15, 2013 and hereby incorporated by reference.
(22)	Previously filed as an exhibit to a Report on Form 6-K filed on July 31, 2014 and hereby incorporated by reference.
(23)	Previously filed as an exhibit to a Report on Form 6-K filed on September 30, 2014 and hereby incorporated by reference.
(24)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2014 and hereby incorporated by reference.
(25)	Previously filed as an exhibit to a Report on Form 6-K filed on February 12, 2015 and hereby incorporated by reference.
(26)	Previously filed as an exhibit to a Report on Form 6-K filed on February 17, 2015 and hereby incorporated by reference.
(27)	Previously filed as an exhibit to a Report on Form F-1/A for Navios Maritime Midstream Partners L.P. filed on October 22, 2014 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 13, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2014 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers S.A.

Athens, Greece

March 13, 2015

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	3	$99,495	$35,346
Restricted cash	3	954	1,177
Accounts receivable, net	4	13,278	16,298
Prepaid expenses and other current assets	5	1,470	1,663

Total current assets		115,197	54,484

Vessels, net	6	1,139,426	1,026,153
Deposits for vessels acquisitions	6	10	7,271
Deferred financing costs, net		7,305	8,463
Deferred drydock and special survey costs, net and other long-term assets		8,750	94
Investment in affiliates	18	521	500
Loans receivable from affiliates	17	750	280
Intangible assets	7	74,055	119,405
Restricted cash		—	33,429

Total non-current assets		1,230,817	1,195,595

Total assets		$1,346,014	$1,250,079

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$3,824	$3,171
Accrued expenses	9	3,623	3,876
Deferred voyage revenue		4,310	2,997
Current portion of long-term debt	10	18,638	5,358
Amounts due to related parties	17	1,880	204

Total current liabilities		32,275	15,606

Long-term debt, net of current portion and discount	10	564,641	527,966

Total non-current liabilities		564,641	527,966

Total liabilities		596,916	543,572

Commitments and contingencies	15	—	—
Partners’ capital:
Common Unitholders (77,359,163 and 71,034,163 units issued and outstanding at December 31, 2014 and December 31, 2013, respectively)	12	744,075	702,478
General Partner (1,578,763 and 1,449,681 units issued and outstanding at December 31, 2014 and December 31, 2013, respectively)	12	5,023	4,029

Total partners’ capital		749,098	706,507

Total liabilities and partners’ capital		$1,346,014	$1,250,079

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Time charter and voyage revenues (includes related party revenue of $27,444, $23,738 and $7,357 for the years ended December 31, 2014, 2013 and 2012, respectively)	13,17	$227,356	$198,159	$205,435
Time charter and voyage expenses		(15,390)	(14,943)	(12,937)
Direct vessel expenses		(761)	—	(25)
Management fees (entirely through related parties transactions)	17	(50,359)	(36,173)	(31,689)
General and administrative expenses	17	(7,839)	(6,305)	(5,555)
Depreciation and amortization	6,7	(95,822)	(77,505)	(71,622)
Interest expense and finance cost, net	10	(28,761)	(16,910)	(10,127)
Interest income		243	50	229
Other income	20	47,935	13,730	22,598
Other expense		(1,749)	(1,097)	(409)

Net income		$74,853	$59,006	$95,898

Earnings per unit (see note 19):

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Weighted average units outstanding (basic and diluted)
Common unit holders	76,587,656	66,317,588	58,008,617
Earnings per unit (see Note 19):
Common unit (basic and diluted)	$0.93	$0.84	$1.61

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
OPERATING ACTIVITIES
Net income		$74,853	$59,006	$95,898
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	95,822	77,505	71,622
Amortization and write-off of deferred financing cost and discount		3,091	4,035	787
Amortization of deferred drydock and special survey costs		761	—	25
Changes in operating assets and liabilities:
Net decrease/(increase) in restricted cash		223	(2)	(3)
Decrease/(increase) in accounts receivable		3,020	(8,520)	(2,943)
Decrease/(increase) in prepaid expenses and other current assets		193	(1,069)	1,583
(Increase)/decrease in other long-term assets and investment in affiliates		(9)	188	(202)
Increase in accounts payable		653	1,081	68
(Decrease)/increase in accrued expenses		(253)	277	613
Increase/(decrease) in deferred voyage revenue		1,313	(6,115)	(6,038)
Increase/(decrease) in amounts due to related parties		1,423	(21,544)	17,671
Payments for dry dock and special survey costs		(9,429)	—	—

Net cash provided by operating activities		171,661	104,842	179,081

INVESTING ACTIVITIES:
Acquisition of vessels	6	(156,221)	(341,193)	(46,307)
Acquisition of vessels from related parties		—	—	(42,198)
Deposits for acquisition of vessels, net of transfers to vessel acquisitions		(10)	(7,271)	—
Acquisition of intangibles from related parties		—	—	(21,193)
Investment in affiliates		—	(500)	—
Loans receivable from affiliates		(470)	(280)	—
Increase in restricted cash		—	(98,179)	—
Release of restricted cash for vessel acquisitions		33,429	64,750	—

Net cash used in investing activities		(123,272)	(382,673)	(109,698)

FINANCING ACTIVITIES:
Cash distributions paid	19	(138,994)	(122,382)	(106,878)
Net proceeds from issuance of general partner units	12	2,233	3,167	1,472
Proceeds from issuance of common units, net of offering costs	12	104,499	148,022	68,563
Proceeds from long-term debt	10	56,000	434,500	44,000
Net decrease/(increase) in restricted cash	10	—	28,354	(21,058)
Repayment of long-term debt and payment of principal	10	(7,060)	(201,412)	(70,340)
Debt issuance costs		(918)	(9,204)	(1,088)

Net cash provided by/(used in) financing activities		15,760	281,045	(85,329)

Increase/(decrease) in cash and cash equivalents		64,149	3,214	(15,946)
Cash and cash equivalents, beginning of period		35,346	32,132	48,078

Cash and cash equivalents, end of period		$99,495	$35,346	$32,132

		Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Supplemental disclosures of cash flow information
Cash interest paid		$25,870	$13,324	$9,957
Non-cash financing activities
Due to related parties		$253	$—	$—
Acquisition of vessels		$(253)	$—	$—

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners				Subordinated		Total
					Subordinated		Series A		Partners’
	General Partner		Common Unitholders		Unitholders		Unitholders		Capital
	Units		Units		Units		Units
Balance December 31, 2011	1,132,843	$1,976	46,887,320	$729,550	7,621,843	$(177,969)	1,000,000	$6,082	$559,639
Cash distribution paid	—	(3,690)	—	(103,188)	—	—	—	—	(106,878)
Conversion of subordinated units into common units	—	—	7,621,843	(177,969)	(7,621,843)	177,969	—	—	—
Conversion of subordinated Series A units into common units	—	—	1,000,000	6,082	—	—	(1,000,000)	(6,082)	—
Proceeds from issuance of common units, net of offering costs	—	—	4,600,000	68,563	—	—	—	—	68,563
Proceeds from issuance of general partners units	93,878	1,472	—	—	—	—	—	—	1,472
Net income	—	2,332	—	93,566	—	—	—	—	95,898

Balance December 31, 2012	1,226,721	$2,090	60,109,163	$616,604	—	$—	—	$—	$618,694
Cash distribution paid	—	(4,285)	—	(118,097)	—	—	—	—	(122,382)
Proceeds from issuance of common units, net of offering costs (see note 12)	—	—	10,925,000	148,022	—	—	—	—	148,022
Proceeds from issuance of general partners units (see note 12)	222,960	3,167	—	—	—	—	—	—	3,167
Net income	—	3,057	—	55,949	—	—	—	—	59,006

Balance December 31, 2013	1,449,681	$4,029	71,034,163	$702,478	—	$—	—	$—	$706,507
Cash distribution paid	—	(4,867)	—	(134,127)	—	—	—	—	(138,994)
Proceeds from issuance of common units, net of offering costs (see note 12)	—	—	6,325,000	104,499	—	—	—	—	104,499
Proceeds from issuance of general partner units (see note 12)	129,082	2,233	—	—	—	—	—	—	2,233
Net income	—	3,628	—	71,225	—	—	—	—	74,853

Balance December 31, 2014	1,578,763	$5,023	77,359,163	$744,075	—	$—	—	$—	$749,098

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of dry cargo and container vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of December 31, 2014, there were outstanding: 77,359,163 common units and 1,578,763 general partnership units. As of December 31, 2014, Navios Holdings owned a 20.0% interest in Navios Partners, which includes a 2.0% general partner interest.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statements of income
Company name	Vessel name	incorporation	2014	2013	2012
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/15 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	7/24 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	7/27 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	9/11 – 12/31	—
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	10/11 – 12/31	—
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/18 – 12/31	—	—
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/07 – 12/31	—	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	12/4 – 12/31	—
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	12/4 – 12/31	—
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	12/10 – 12/31	—
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Fairy Shipping Corporation	YM Utmost	Marshall Is.	8/29 – 12/31	—	—
Limestone Shipping Corporation	YM Unity	Marshall Is.	10/28 – 12/31	—	—
Dune Shipping Corp.	MSC Cristina	Marshall Is.	—	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	6/19 – 12/31	—
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	6/04 – 12/31	—

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(c)	Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

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

(d)	Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)	Restricted Cash: Restricted cash includes an amount of $954 held in retention and pledged accounts as required by Navios Partners’ credit facilities. In 2014, a guarantee claim of $831 related to an owned vessel was released. As of December 31, 2014 and 2013, the restricted cash held in retention accounts was $954 and $1,177, respectively. Long-term restricted cash as of December 31, 2013 was $33,429 and related to amounts held in escrow, to partially finance a portion of the acquisition of vessels.

(g)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2014 and 2013 was $49 and $613, respectively.

(h)	Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2014, 2013 and 2012, the amortization expense was $761, $0 and $25, respectively.

The costs of drydocking and special surveys was included in the daily management fee of $4.65 per owned Ultra-Handymax vessel, $4.55 per owned Panamax vessel and $5.65 per owned Capesize vessel through December 31, 2013. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing Management Agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of more than TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

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

During the fourth quarter of fiscal 2014, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2015 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2014, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

No impairment loss was recognized for any of the periods presented.

(k)	Deferred Financing Cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining credit facilities. These costs are amortized over the life of the related facility using the effective interest rate method, and are included in interest expense. Amortization expense and write-offs of deferred financing cost, including amortization of debt discount, for each of the years ended December 31, 2014, 2013 and 2012 were $3,091, $4,035 and $787, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2014, there was no impairment of intangible assets.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency losses recognized in the accompanying consolidated statements of income, in other income or expense, for each of the years ended December 31, 2014, 2013 and 2012 were $13, $13 and $1, respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“additional calls”). Obligations for additional calls are accrued annually based on announcements made by the board of Directors of each Club at the end of each policy year pertaining to collection of any additional calls for the ‘closed’ policy year/s.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(p)	Revenue and Expense Recognition:

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

Management fees: Pursuant to the Management Agreement, as amended in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of more than TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

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

Inventory: Inventories, which are comprised of bunkers due to freight voyages, are valued at cost as determined on the first-in, first-out basis.

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

For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively of total revenues. For the year ended December 31, 2013, Navios Partners’ customers representing 10% or more of total revenues were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively of total revenues. For the year ended December 31, 2012, Navios Partners’ customers representing 10% or more of total revenues were Cosco Bulk Carrier Co. Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, which accounted for 22.8%, 16.0% and 13.0%, respectively of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2014, 2013 and 2012, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $24,047, $14,593 and $18,869, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Recent Accounting Pronouncements

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Partners were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Partners plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In May 2014, The FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2014	December 31, 2013
Cash on hand and at banks	$79,103	$35,079
Short term deposits and highly liquid funds	20,392	267

Total cash and cash equivalents	$99,495	$35,346

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2014, Navios Partners held time deposits of $19,000 and money market funds of $1,392 with duration of less than three months. As of December 31, 2013, Navios Partners held no time deposits and money market funds of $267 with duration of less than three months. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also reduces exposure to credit risk by dealing with a diversified group of major financial institution.

Restricted cash, as of December 31, 2013, included an amount held as security in the form of a letter of guarantee related to an owned vessel in the amount of $831, which was released in 2014. In addition, at each of December 31, 2014 and December 31, 2013, restricted cash included $954 and $346, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities. As of December 31, 2014 and December 31, 2013, the short-term restricted cash held in retention accounts was $954 and $1,177, respectively. Long-term restricted cash as of December 31, 2014 and December 31, 2013, was $0 and $33,429, respectively, which related to amounts held in escrow, to partially finance a portion of the purchase price of vessels which were delivered during 2014.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2014	December 31, 2013
Accounts receivable	$13,327	$16,911
Less: Provision for doubtful receivables	(49)	(613)

Accounts receivable, net	$13,278	$16,298

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2014	$(613)	$—	$564	$(49)
Year ended December 31, 2013	$(458)	$(155)	$—	$(613)
Year ended December 31, 2012	$(49)	$(409)	$—	$(458)

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2014	December 31, 2013
Prepaid voyage costs	$634	$431
Inventory	826	1,166
Other	10	66

Total prepaid expenses and other current assets	$1,470	$1,663

Inventories, which are comprised of bunkers due to freight voyages, are valued at cost as determined on the first-in, first-out basis.

NOTE 6 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$853,410	$(132,019)	$721,391
Additions	341,193	(36,431)	304,762

Balance December 31, 2013	$1,194,603	$(168,450)	$1,026,153
Additions	163,745	(50,472)	113,273

Balance December 31, 2014	$1,358,348	$(218,922)	$1,139,426

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

Deposits for vessel acquisitions represent deposits for vessels to be delivered in the future. As of December 31, 2014 and December 31, 2013, Navios Partners vessel deposits amounted to $10 and $7,271, respectively.

In December 2014, Navios Partners agreed to acquire from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for a purchase price of $147,750 estimated to be delivered at the end of the first quarter of 2015. Navios Partners is expected to finance the acquisition with cash on its balance sheet and bank debt on terms consistent with its credit facilities.

On October 28, 2014, Navios Partners acquired from an unrelated third party the YM Unity, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59,095.

On August 29, 2014, Navios Partners acquired from an unrelated third party the YM Utmost, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59,092.

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for an acquisition cost of $16,176, of which $1,583 was transferred from vessel deposits.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a 2014-built Ultra-Handymax vessel of 61,485 dwt, for an acquisition cost of $28,478, of which $5,688 was transferred from vessel deposits.

In December 2013, Navios Partners acquired from an unrelated third party five 2006 South Korean-built Container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan for an acquisition cost of $276,478. Navios Partners allocated the total consideration to the fair value of the vessels, as these were the only assets acquired. There was no existing debt, charters or technical and commercial management agreements assumed, therefore, Navios Partners concluded that the acquisition of the Container vessels was an asset acquisition under ASC 805.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for an acquisition cost of $17,955.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, an 181,389 dwt 2013 Japanese-built Capesize vessel, for an acquisition cost of $47,467.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2014 and 2013 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2012	$248,528	$(88,049)	$160,479
Additions	—	(37,869)	(37,869)
Accelerated amortization	—	(3,205)	(3,205)

Favorable lease terms December 31, 2013	$248,528	$(129,123)	$119,405
Additions	—	(23,287)	(23,287)
Accelerated amortization	(89,541)	67,478	(22,063)

Favorable lease terms December 31, 2014	$158,987	$(84,932)	$74,055

Amortization expense of favorable lease terms for the years ended December 31, 2014, 2013 and 2012 is presented in the following table:

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Favorable lease terms	$(23,287)	$(37,869)	$(37,295)
Acceleration of favorable lease terms	(22,063)	(3,205)	—

Total	$(45,350)	$(41,074)	$(37,295)

The aggregate amortization of the intangibles as of December 31 is estimated to be as follows:

Year	Amount
2015	$17,032
2016	13,098
2017	13,389
2018	13,073
2019	10,052
2020 and thereafter	7,411

$74,055

During the year ended December 31, 2014, Navios Partners’ accelerated $22,010 of amortization of the Navios Pollux favorable lease intangible due to a change in its useful life following the termination of the credit default insurance policy (Refer to Note 20 “Other Income” for further details). The additional amount of $53 of accelerated amortization incurred in year ended December 31, 2014, relates to the expiration of the intangible assets associated with two vessels of our fleet.

In relation to Navios Partners’ new suspension agreement, entered into in June 2013, the amount of $3,205 of the Navios Melodia favorable lease term that corresponded to the suspension period until April 2016 was written-off in the statement of income under the caption of “Depreciation and amortization”.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 8.7 years for favorable lease terms charter out.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 8 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2014 and 2013 consist of the following:

	December 31, 2014	December 31, 2013
Creditors	$1,571	$1,194
Brokers	1,935	1,681
Insurances	151	171
Professional and legal fees	167	125

Total accounts payable	$3,824	$3,171

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2014 and 2013 consisted of the following:

	December 31, 2014	December 31, 2013
Accrued voyage expenses	$2,620	$1,979
Accrued loan interest	380	579
Accrued legal and professional fees	623	1,318

Total accrued expenses	$3,623	$3,876

NOTE 10 – BORROWINGS

Borrowings as of December 31, 2014 and 2013 consisted of the following:

	December 31, 2014	December 31, 2013
Term Loan B facility	$433,389	$437,778
Credit facilities	153,349	100,020

Total borrowings	$586,738	$537,798
Less: Unamortized discount	(3,459)	(4,474)
Less: current portion, net of unamortized discount	(18,638)	(5,358)

Total long-term borrowings, net of unamortized discount	$564,641	$527,966

In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5,000). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101,614 of the July 2012 Credit Facility; (ii) fully repay the outstanding balance of $41,225 of the August 2012 Credit Facility; (iii) deposit $98,179 to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47,000 was released in September 2013 for the acquisition of the Navios Joy and $17,750 was released in October 2013 for the acquisition of the Navios Harmony; and (iv) cover fees and expenses. The refinancing of the August 2012 Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $707 was written-off from the deferred financing fees.

On November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2014, the outstanding balance of the Term Loan B facility including the add-on was $429,930, net of discount of $3,459, and it is repayable in 14 quarterly installments of $1,097, beginning in March 2015, with a final payment of $418,028, in June 2018.

The above mentioned prepayment of the July 2012 Credit Facility was applied in partial settlement of the next 16 installments. As of December 31, 2014, the outstanding balance was $98,036 and is repayable in 12 installments, plus a final payment, in various amounts during the term of the July 2012 Credit Facility consisting of $496 (one quarterly installment), $3,456 (nine quarterly installments), $2,346 (one quarterly installment) and $5,867 (one quarterly installment) with a final payment of $58,223. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as a debt modification in accordance with ASC470 Debt and an amount of $1,319 was written-off from the deferred financing fees in June 2013.

On September 22, 2014, Navios Partners entered into the September 2014 Credit Facility of up to $56,000 (divided into two tranches) with ABN AMRO Bank N.V. in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. Each tranche of the September 2014 Credit Facility is repayable in 20 equal quarterly installments of approximately $688, with a final balloon payment of $14,250 on the last repayment date. The maturity date of each tranche is five years after the drawdown date of such tranche. The tranches of the September 2014 Credit Facility bear interest at LIBOR plus 300 bps per annum. As of December 31, 2014, the outstanding balance on this facility was $55,313.

As of December 31, 2014, the total borrowings under the Navios Partners’ credit facilities were $583,279, net of original issue discount.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility and the September 2014 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The July 2012 Credit Facility and the September 2014 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount of over 140%; (ii) minimum free consolidated liquidity of at least the higher of $25,000 and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (v) maintain a minimum net worth to $250,000. It is an event of default under the loan facilities if such covenants are not complied with.

As of December 31, 2014, Navios Partners was in compliance with the financial covenants of all of its credit facilities.

The maturity table below reflects the principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2015	$19,642
2016	26,124
2017	81,936
2018	425,723
2019	33,313

$586,738

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

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Other long-term debt: The carrying amount of the floating rate loans approximates its fair value.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

The estimated fair values of the Navios Partners’ financial instruments were as follows:

	December 31, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$99,495	$99,495	$35,346	$35,346
Restricted cash	$954	$954	$34,606	$34,606
Accounts receivable, net	$13,278	$13,278	$16,298	$16,298
Loans receivable from affiliates	$750	$750	$280	$280
Accounts payable	$(3,824)	$(3,824)	$(3,171)	$(3,171)
Amounts due to related parties	$(1,880)	$(1,880)	$(204)	$(204)
Term Loan B facility, net of unamortized discount	$(429,930)	$(431,764)	$(433,304)	$(440,514)
Other long-term debt	$(153,349)	$(153,349)	$(100,020)	$(100,020)

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2014.

	Fair Value Measurements at December 31, 2014
	Total	Level I	Level II	Level III
Cash and cash equivalents	$99,495	$99,495	$—	$—
Restricted cash	$954	$954	$—	$—
Loans receivable from affiliates	$750	$—	$750	$—
Term Loan B facility, net of unamortized discount (1)	$(431,764)	$—	$(431,764)	$—
Other long-term debt(1)	$(153,349)	$—	$(153,349)	$—

	Fair Value Measurements at December 31, 2013
	Total	Level I	Level II	Level III
Cash and cash equivalents	$35,346	$35,346	$—	$—
Restricted cash	$34,606	$34,606	$—	$—
Loans receivable from affiliates	$280	$—	$280	$—
Term Loan B facility, net of unamortized discount (1)	$(440,514)	$—	$(440,514)	$—
Other long-term debt(1)	$(100,020)	$—	$(100,020)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 12 – ISSUANCE OF UNITS

On February 14, 2014, Navios Partners completed its public offering of 5,500,000 common units at $17.30 per unit and raised gross proceeds of approximately $95,150 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $306 were approximately $91,135. Pursuant to this offering, Navios Partners issued 112,245 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,942. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $14,273 and net proceeds, including the underwriting discount, of approximately $13,670 and issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $291.

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

NOTE 13 – SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

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

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Asia	$125,572	$119,776	$151,608
Europe	64,858	48,906	29,658
North America	19,943	21,334	15,968
Australia	16,983	8,143	8,201

Total	$227,356	$198,159	$205,435

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

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners trades the vessel directly.

In December 2014, Navios Partners agreed to acquire from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel for a purchase price of $147,750 (Refer to Note 21“Subsequent Events”).

The future minimum commitments for the 12-month periods ended December 31, of Navios Partners under its charter-in contracts, net of commissions and for vessel deliveries are as follows:

Amount
2015	$153,546
2016	3,834
2017	3,823
2018	786

$161,989

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 16 – LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off –hires days) as of December 31, 2014, is as follows:

Amount
2015	$209,885
2016	170,306
2017	166,753
2018	151,952
2019	122,667
2020 and thereafter	421,251

$1,242,814

NOTE 17 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the amended Management Agreement , in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015 (see also Note 21). Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

Total management fees for the year ended December 31, 2014, 2013 and 2012 amounted to $50,359, $36,173 and $31,689, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2014, 2013 and 2012 amounted to $6,089, $4,366 and $3,883, respectively.

Balance due to related parties: Included in the current liabilities as of December 31, 2014 was an amount of $1,880, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of other payables for drydock and special survey expenses of $2,155 mitigated by other receivables of $275. Amounts due to related parties as of December 31, 2013 was $204 mainly relating to other payables.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years, at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, this charter was extended for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings and in October 2014, this charter was further extended for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2014, 2013 and 2012, the total revenue of Navios Partners from Navios Holdings amounted to $4,768, $4,625 and $4,091, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to Navios Holdings, at a net daily rate of $12.0 plus profit sharing. In April 2014, this charter was extended for approximately one year and the owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. For this charter, for the years ended December 31, 2014, 2013 and 2012, the total revenue of Navios Partners from Navios Holdings amounted to $4,317, $4,401 and $2,364, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years commencing in October 2012, at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2014, 2013 and 2012 the total revenue of Navios Partners from Navios Holdings amounted to $4,034, $4,471 and $902, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year with two six-month extension options, at a net daily rate of $12.0 plus profit sharing. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, Navios Holdings exercised its first option to extend this charter, and in August 2014, Navios Holdings exercised its second option. For this charter, for the years ended December 31, 2014, 2013 and 2012, the total revenue of Navios Partners from Navios Holdings amounted to $4,383, $2,848 and $0, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran, a 2008-built Panamax vessel. The term of this charter is approximately six months commencing in June 2013, at a net daily rate of $11.0 plus profit sharing, with a six-month extension option. In December 2013, Navios Holdings exercised its option to extend this charter, at a net daily rate of $11.0 plus profit sharing. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. For this charter, for the years ended December 31, 2014, 2013 and 2012, the total revenue of Navios Partners from Navios Holdings amounted to $4,036, $2,293 and $0, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope, a 2005-built Panamax vessel. The term of this charter is approximately one year, at a net daily rate of $10.0. In December 2013, Navios Holdings extended this charter for approximately six months at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings. For this charter, for the years ended December 31, 2014, 2013 and 2012, the total revenue of Navios Partners from Navios Holdings amounted to $3,395, $1,874 and $0, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Melodia, a 2010-built Capesize vessel. The term of this charter was approximately four months which commenced in July 2013, at a net daily rate of $15.0. The charter contract was completed in October 2013. For this charter, for the years ended December 31, 2014, 2013 and 2012, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $12, $1,717 and $0, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel, which was completed in August 2013. In August 2014, Navios Partners entered into another charter with a subsidiary of Navios Holdings for the Navios Pollux. The term of this charter was approximately three months which commenced in August 2014, at a daily rate of $21.3 net per day. The charter contract was completed in November 2014. For the years ended December 31, 2014, 2013 and 2012, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,496, $1,509 and $0, respectively.

Share Purchase Agreements: On June 14, 2012, Navios Partners entered into a share purchase agreement with a wholly owned subsidiary of Navios Holdings pursuant to which Navios Partners agreed to acquire the capital stock of the subsidiary that owns the vessel the Navios Buena Ventura, for a purchase price of $67,500.

On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in the Company by purchasing common units, and general partnership interests, in order to maintain at least a 20% partnership interest in the Company.

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provide Navios Holdings with certain rights relating to the registration of the common units.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revolving Loans to Navios Europe: Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners will make available to Navios Europe Inc. (“Navios Europe”) (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 18 for the Investment in Navios Europe and respective ownership interests.

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2014, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans capital is $750, under the caption “Loans receivable from affiliates.” As of December 31, 2014 and December 31, 2013, the amounts undrawn from the Navios Revolving Loans was $9,100 and $18,500, respectively, of which Navios Partners was committed to fund $455 and $925, respectively.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

As of December 31, 2014, Navios Holdings held a total of 14,223,763 common units, representing a 18.0% common unit interest in Navios Partners and general partner interest of 2.0%.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. As of December 31, 2014, the Company had not put forth any claims to Navios Holdings in connection with this supplemental insurance.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 18 – INVESTMENT IN NAVIOS EUROPE INC.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facilities (the “Senior Loans”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan and repayments of the Navios Revolving Loans) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe. Navios Partners further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of December 31, 2014, the estimated maximum potential loss by Navios Partners in Navios Europe would have been $1,271, which represents the Company’s carrying value of the investment of $521 plus the Company’s balance of the Navios Revolving Loans of $750 and does not include the undrawn portion of the Navios Revolving Loans.

As of December 31, 2014, the Navios Partners’ portion of the Navios Revolving Loan outstanding was $750. Investment income of $88 was recognized in the statement of income under the caption of “Other income” for the year ended December 31, 2014, whilst for the year ended December 31, 2013, Navios Europe had minimal operations and therefore, the Company did not record any equity method investee income/(loss).

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

On April 25, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2014 of $0.4425 per unit. The distribution was paid on May 13, 2014 to all holders of record of common and general partner units on May 9, 2014. The aggregate amount of the declared distribution was $35,474.

On July 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2014 of $0.4425 per unit. The distribution was paid on August 13, 2014 to all holders of record of common and general partner units on August 8, 2014. The aggregate amount of the declared distribution was $35,474.

On October 23, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2014 of $0.4425 per unit. The distribution was paid on November 10, 2014 to all holders of record of common and general partner units on November 7, 2014. The aggregate amount of the declared distribution was $35,474.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the years ended December 31, 2014, 2013 and 2012.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net income	$74,853	$59,006	$95,898
Earnings attributable to:
Common unit holders	71,225	55,949	93,566
Weighted average units outstanding (basic and diluted)
Common unit holders	76,587,656	66,317,588	58,008,617
Earnings per unit (basic and diluted):
Common unit holders	$0.93	$0.84	$1.61
Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.79	$1.82	$1.79
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.86)	$(0.98)	$(0.18)

NOTE 20 – OTHER INCOME

During the year ended December 31, 2014, Navios Partners received cash compensation of $17,779 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Partners has no continuing obligation to provide any further services to the counterparty or any further resource or obligation to the third party to which it sold the claim and has therefore recognized the entire compensation received immediately in the Statement of Income within the caption of “Other income”.

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $30,956 (which was received in April 2014). From the total compensation, $1,170 was recorded immediately in the statement of income within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29,786 was recorded immediately in the statement of income within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

As part of a new suspension agreement entered into in June 2013, Navios Partners agreed to receive an upfront payment of $10,000 covering hire revenues for the suspension period until April 2016. The amount of $10,000 was recognized immediately in the statement of income under the caption of “Other income” since the Company has no future requirements to refund the payment.

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

NOTE 21 – SUBSEQUENT EVENTS

a)	On January 26, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2014 of $0.4425 per unit. The distribution was paid on February 13, 2015 to all holders of record of common and general partner units on February 11, 2015. The aggregate amount of the declared distribution was $38,097.

b)	On February 10, 2015, Navios Partners amended its existing Management Agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at a daily rate of $8.50 per very large Container vessel of more than TEU 13,000 effective from the date of delivery of such vessel to Navios Partners’ fleet through December 31, 2015. Drydocking expenses under this agreement will be reimbursed at cost upon occurrence for each Vessel.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

c)	On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52,360 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs estimated at $320 were approximately $50,120. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,069. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7,854 and net proceeds, including the underwriting discount, of approximately $7,518 and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $160. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $14,967. Following the public offering and the private placement, Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.