Form 20-F
period 2015-12-31
Navios Maritime Partners L.P.
filed 2016-03-23
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

83,079,710 Common Units

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

☐  Item 17        ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, dry cargo commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders, operators and liner companies;

•	our ability to leverage to our advantage Navios Maritime Holdings Inc.’s (“Navios Holdings”) relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement, as amended (the “Management Agreement”) and the administrative services agreement (the “Administrative Services Agreement”) with Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) and for reimbursements for fees and costs of our general partner;

•	estimated future maintenance and replacement capital expenditures;

•	future sales of our common units in the public market;

•	a lack of sufficient cash to pay the quarterly distribution on our common units;

•	the cyclical nature of the international dry cargo and container shipping industry;

•	fluctuations in charter rates for dry cargo carriers and container vessels;

•	the high numbers of newbuildings currently under construction in the dry cargo industry;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, terrorism and piracy;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unitholders;

•	expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and

•	other factors detailed from time to time in our periodic reports filed with the Securities and Exchange Commission.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2015 and 2014 and operating results for the years ended December 31, 2015, 2014, and 2013, were derived from our audited consolidated financial statements of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”) which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and December 31, 2011 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(Expressed in thousands of U.S. dollars-except per unit data)
Statement of Income Data
Time charter and voyage revenues	$223,676	$227,356	$198,159	$205,435	$186,953
Time charter and voyage expenses	(7,199)	(15,390)	(14,943)	(12,937)	(13,473)
Direct vessel expenses	(4,043)	(761)	—	(25)	(61)
Management fees	(56,504)	(50,359)	(36,173)	(31,689)	(26,343)
General and administrative expenses	(7,931)	(7,839)	(6,305)	(5,555)	(4,965)
Depreciation and amortization	(75,933)	(95,822)	(77,505)	(71,622)	(63,971)
Write-off of intangible asset	—	—	—	—	(3,979)
Interest expense and finance cost, net	(31,720)	(28,761)	(16,910)	(10,127)	(9,244)
Interest income	222	243	50	229	821
Other income	5,232	47,935	13,730	22,598	272
Other expense	(3,995)	(1,749)	(1,097)	(409)	(675)

Net income	$41,805	$74,853	$59,006	$95,898	$65,335

	Year ended December 31,
	2015	2014		2013		2012		2011
	(Expressed in thousands of U.S. dollars-except per unit data)
Balance Sheet Data (at period end)
Current assets, including cash	$39,835	$115,197		$54,484		$70,033		$63,558
Vessels, net	1,230,049	1,139,426		1,026,153		721,391		667,213
Total assets	1,350,291	1,338,709	(1)	1,241,616	(1)	952,185	(1)	907,458	(1)
Total long-term debt, including current portion net of discount	598,078	575,974	(1)	524,861	(1)	296,942	(1)	323,584	(1)
Total partners’ capital	732,215	749,098		706,507		618,694		559,639
Units issued and outstanding
Common unit holders	83,079,710	77,359,163		71,034,163		60,109,163		46,887,320
Subordinated unit holders	—	—		—		—		7,621,843
Subordinated Series A unit holders	—	—		—		—		1,000,000
Weighted average units outstanding (basic and diluted)
Common unit holders	82,437,128	76,587,656		66,317,588		58,008,617		45,409,807
Subordinated unit holders	—	—		—		—		7,621,843
Subordinated Series A unit holders	—	—		—		—		1,000,000
Earnings per unit (basic and diluted)
Common unit	$0.48	$0.93		$0.84		$1.61		$1.33
Subordinated unit	$—	$—		$—		$—		$0.46
Subordinated Series A unit	$—	$—		$—		$—		$—
Dividends declared per unit
Dividend per common unit	$1.54	$1.73		$1.66		$1.72		$1.69
Dividend per general partner unit	$2.57	$3.08		$2.96		$3.01		$2.71
Dividend per Subordinated unit	$—	$—		$—		$—		$1.74
Dividend per Subordinated Series A unit	$—	$—		$—		$—		$—
Cash Flow Data
Net cash provided by operating activities	$123,370	$171,661		$104,842		$179,081		$127,464
Net cash used in investing activities	(149,395)	(123,272)		(382,673)		(109,698)		(120,000)
Net cash (used in)/provided by financing activities	(46,720)	15,760		281,045		(85,329)		(10,664)
Fleet Data:
Vessels at end of period(2)	31	32		28		21		18

(1)	The total assets and total long-term debt, including current portion net of discount presented in this table have been revised to reflect the adoption of ASU 2015-03. Refer to Note 2 to the consolidated financial statements.
(2)	Includes owned and chartered-in vessels.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay quarterly distributions on our common units following the establishment of cash reserves and payment of fees and expenses or to reinstate distributions.

We may not have sufficient cash available to pay quarterly distributions or to reinstate distributions following the establishment of cash reserves and payment of fees and expenses. In February 2016, we announced that our board of directors decided to suspend the quarterly cash distributions to our unitholders including the distribution for the quarter ended December 31, 2015, in order to conserve cash and improve our liquidity. Our ability to reinstate distributions will be at the discretion of our board of directors.

The amount of cash we can distribute on our common units depends principally upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee until December 2017;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for dry cargo commodities;

•	supply of dry cargo vessels;

•	prevailing global and regional economic and political conditions;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

•	current charter rates are at historic lows and we cannot predict when this circumstance will change.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2014 to December 31, 2015, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,258 and a high of $14,188. Additionally, during the period from January 1, 2014 to December 31, 2015, the Baltic Exchange’s Capesize time charter average (BCI-4TCA 172,000mt) daily rates experienced a low of $2,594 and a high of $35,316 and the Baltic Dry Index experienced a low of 471 points and a high of 2,113 points. While the BDI was 325 as of February 25, 2016, there can be no assurance that the drybulk charter market will increase further, and the market could decline. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, we may face decreases in such drybulk trade and demand. For example, the recent slowdown of the Chinese economy has adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at historical low levels. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union, as has occurred recently, or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2015. From 2009 to 2011, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, Trans-Pacific Eastbound trade lane growth was less than 1% per year in 2011 and 2012, while the Far East to Europe trade was positive in 2011 but turned negative in 2012 due to the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States. In 2014, worldwide trade volumes increased led by increases in the Trans Pacific Eastbound and Far East to Europe trade lanes as the US and Europe experienced improved growth. Since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route at a time of increased vessel supply, has resulted in an increase of the idle container fleet to 6.8%, which is the highest since early 2010. The oversupply in our market continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships were placed during 2014 and 2015, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Liner companies have experienced a substantial drop-off in container shipping activity, resulting in decreased average freight rates since the second half of 2011, and the continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we charter our containerships. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which we seek to charter our containerships. The decline in the containership market has affected the major liner companies and the value of container vessels, which follow the trends of freight rates and containership charter rates, and can affect the earnings on our charters, and similarly, our cash flows and liquidity. The decline in the containership charter market has had and may continue to have additional adverse consequences for the container industry, including a less active secondhand market for the sale of vessels and charterers not performing under, or requesting modifications of, existing time charters.

The demand for vessels has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, dry bulk products, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance drybulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities including piracy;

•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import and export restrictions and central bank policies;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	changes in environmental and other regulations and standards that may limit the profitability, operations or useful lives of vessels;

•	the availability of shipyard capacity; and

•	the economics of slow steaming.

Charter rates in the drybulk and container shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay dividends.

The current charter rates for drybulk and container vessels have significantly decreased from their historic highs reached in the second quarter of 2008. If the drybulk shipping industry, which has been highly cyclical, is depressed in the future when our charters expire, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, or on vessels that we may acquire in the future, as well as the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

All of our drybulk time charters are scheduled to expire on dates ranging from April 2016 to September 2022. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

Five of the eight containerships that we own are on long-term time charter for ten years until 2023 with our option to terminate after year seven. Two other owned containerships are on charter until 2018. The eighth containership is on charter until 2027. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity.

We are focused on employing vessels on long-term charters and we may have difficulties in doing so if a more active short-term or spot market develops.

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

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of January 1, 2016, newbuilding orders had been placed for an aggregate of more than 16% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Although order-book volumes have decreased as deliveries of previously ordered containerships increased substantially, some renewed ordering in 2012 maintained the order-book at average levels. During the period 2013 to 2015, ordering of larger vessels continued to increase as liner companies looked to renew and modernize their fleets as the number of vessels ordered has generally declined, but the average vessel size on order has increased. An oversupply of newbuilding vessels and/or vessels available for re-charter entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates, or we may not be able to re-charter our containerships at all.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	development of an increase in use of other modes of transportation;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less or no cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

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

Our significant maintenance and replacement capital expenditures may reduce or eliminate the amount of cash we have available for distribution to our unitholders. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash or no available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels even prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions to unitholders, to the extent we are making distributions, may be diminished or our financial leverage could increase or our unitholders could be diluted.

The actual cost of a vessel varies significantly depending on the market price, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

If we purchase additional vessels in the future, we generally will be required to make installment payments prior to their delivery. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or distributions, to the extent we are making distributions, prior to generating cash from the operation of the vessel. We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent drop in energy prices has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs compared to their recent pricing history. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to make cash distributions to our unitholders.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations may reduce or eliminate cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we successfully obtain necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional preferred and common equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to make distributions to our common unitholders, to the extent we are making distributions, which could have a material adverse effect on our ability to make cash distributions to all of our unitholders.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities and our interest rates under our credit facilities may fluctuate and may impact our operations.

As of December 31, 2015, all of our facilities were fully drawn and the total borrowings under our credit facilities amounted to $603.4 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

Our credit facilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our Board determines to do so again in the future.

We have a credit facility with Commerzbank AG and DVB Bank AG (the “July 2012 Facility”), a term loan facility (the “Term Loan B Facility”), a credit facility with ABN AMRO Bank N.V. (the “September 2014 Credit Facility”) and a credit facility with HSH Nordbank AG (the “April 2015 Credit Facility”). As of December 31, 2015, the outstanding loan balance under Navios Partners’ credit facilities was $603.4 million.

The operating and financial restrictions and covenants in our credit facilities and any future credit facilities could adversely affect our ability to finance future operations or capital needs to engage, expand or pursue our business activities and reduce cash available for distribution on our common units. For example, our credit facilities require the consent of our lenders or limit our ability to, among other items:

•	incur or guarantee indebtedness;

•	charge, pledge or encumber the vessels;

•	merge or consolidate;

•	change the flag, class or commercial and technical management of our vessels;

•	make cash distributions;

•	make new investments; and

•	sell or change the ownership or control of our vessels.

Our credit facilities also require us to comply with the International Safety Management Code, or ISM Code, and International Ship and Port Facilities Security Code, or ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The July 2012 Credit Facility, the September 2014 Credit Facility and April 2015 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 117% to 140%; (ii) minimum free consolidated liquidity of at least the higher of $25.0 million and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.75 : 1.00; and (v) maintain a minimum net worth to $135.0 million for the periods prior to any distributions by the Company, whilst during the last quarter prior to any distribution declaration should maintain: (a) a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (b) a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (c) a minimum net worth of $250.0 million. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and is guaranteed by each subsidiary of Navios Partners. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

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

Events of default under our credit facilities include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	failure of any representation or warranty to be materially correct; and

•	failure of Navios Holdings or its affiliates (as defined in the credit facilities agreements) to own at least 15% of us.

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

Reduced demand for drybulk commodities and the shipping of drybulk and containerized cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies, of which China is especially important, and India have been the main driving force behind the current increase in seaborne drybulk trade and the demand for drybulk carriers. The Asian Pacific (particularly the Chinese) and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the OECD. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials. For example in 2015, China imported 940 million tons of iron out of a total of 1.367 billion tons shipped globally accounting for about 69% of the global seaborne iron ore trade. While it only accounted for 14% of seaborne coal movements of coal in 2015 according to current estimates, that is a decline from over 22% in 2013 (264 million tons imported compared to 1.179 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal or promoting the export of such coal. This may have the effect of reducing the demand for import of raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

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

Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination or asset acquisition were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessel asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all.

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

We rely on the MLP structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent drop in energy prices has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.

The fall in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets, as a number of MLPs and other energy companies may be adversely affected by a lower energy prices environment. A number of MLPs, including certain maritime MLPs, have reduced or eliminated their distributions to unitholders.

We rely on our ability to raise capital in the equity and debt markets to grow our fleet and to refinance our debt. A protracted deterioration in the valuation of our common units would increase our cost of capital, make any equity issuance significantly dilutive and may affect our ability to access capital markets and, as a result, our capacity to pay distributions to our unitholders and refinance or repay our debt.

The loss of a customer, charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.

For the year ended December 31, 2015, our most significant counterparties were Hyundai Merchant Marine Co., Ltd. (“HMM”), Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 24.0%, 17.4% and 11.4%, respectively, of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively, of total revenues. For the year ended December 31, 2013, Navios Partners’ customers representing 10% or more of total revenues were Cosco

Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

The charterers in the containership sector consist of a limited number of liner companies. The five Container vessels acquired and delivered into our fleet in the fourth quarter of 2013 and the two Container vessels acquired and delivered into our fleet in the third and fourth quarter of 2014, are respectively chartered out to the same counterparty on long-term charters, which have a significant impact on our revenues. An additional Container vessel aquired and delivered into our fleet in the second quarter of 2015, which is chartered out on long-term charter, with significant impact in our revenue. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations.

Recently HMM has faced financial difficulties, and incurred losses and increased indebtedness, and we have been informed that HMM is developing a restructuring proposal. The loss of these customers could result in a significant loss of revenues, cash flows and our ability to maintain or improve distributions over the long term, and to service or refinance our debt. We could lose this or any customer or the benefits of a charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer continues to face financial difficulties forcing it to declare bankruptcy, restructure its operations or to default under the charters;

•	the customer seeks to renegotiate the terms of the charter agreements due to prevailing economic and market conditions or due to continued poor performance by the charterer;

•	the customer exercises certain rights to terminate the charter;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

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

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

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

In August 2015, the Seoul Central District Court approved the second rehabilitation proceedings of Samsun Logix. One of our vessels chartered to Samsun Logix was redelivered in August 2015 and has been rechartered. The rehabilitation claim was sold to an unrelated third party. Navios Partners has no outstanding receivable from Samsun Logix.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $3.6 million, which was recorded as “Other income” for the year ended December 31, 2015.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners trades the vessel directly.

The risks and costs associated with vessels increase as the vessels age.

As of March 22, 2016, the vessels in our fleet had an average age of approximately 8.7 years and most dry cargo vessels have an expected life of approximately 25-30 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. As of January 2015, the limit for fuel oil sulphur levels falls to 0.10% m/m in emission control areas established to limit SOx and particulate matter emissions.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. As of March 2016, the BWM Convention had 82 contracting states for 92.12% of world gross tonnage. Additional countries may ratify in 2016, such that the requirement for a minimum 35% of world gross tonnage is met and entry of the BWM Convention into force is anticipated in the foreseeable future, which will likely result in additional compliance costs.

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

We operate a fleet of dry cargo vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of March 8, 2016 had 82 contracting states comprising approximately 92.13% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone (the “EEZ”). Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

In response to the Deepwater Horizon incident, the European Union issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide, methane and nitrogen oxides. In the United States, the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session (2012), the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013,. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the manoeuvrability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC agreed upon proposed language regarding a data collection system for fuel consumption of ships above 5,000 gross tons, a concept first proposed at MEPC 66. Further, the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the IMO’s Marine Environment Protection Committee in April 2016.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (tankers owned by an affiliate of ours called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. citizens and U.S. permanent residents from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the nuclear-related sanctions with respect to Iran were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted, except in a very limited fashion.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU Common Military List, missiles-related goods and items that might be used for internal repression. The main nuclear-related sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (“the EU Regulation”));

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved for fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia earlier in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia.

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

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, limited sanctions against North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Acquisition or Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common stock.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes that may result in breach of their charter contracts. If any of the risks described above materialize, it could have a material adverse impact on our business and the results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and follow compliance procedures to avoid economic sanctions violations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in certain circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act 2010.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNVGL and Lloyd’s Register. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

We are subject to inherent operational risks that may not be adequately covered by our insurance.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain strike or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2015, the value of the U.S. dollar as compared to the Euro increased by approximately 10.8% compared with the respective value as of December 31, 2014. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, and in Paris on January 7, 2015 and on November 13, 2015, the bombings in Spain on March 11, 2004 and in Brussels on March 22, 2016, and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, a vessel owned by our affiliate, Navios Maritime Acquisition Corporation, the Nave Atropos, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by Navios Acquisition, came under attack from pirate action groups on her way out from her loading terminal about 50NM off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas. Premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries, including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

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

In addition, the economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased shipping rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values and could do so in the future.

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

The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (“NYSE”), a national securities exchange. Although we currently satisfy the NYSE minimum listing standards, which requires that we meet certain requirements relating to stockholders’ equity, including certain share price criteria, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on NYSE in the future.

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our stockholders due to thin trading; and

•	loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders, and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

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

Navios Holdings, Navios Acquisition, Navios Maritime Midstream Partners L.P. (“Navios Midstream”) and their affiliates may compete with us.

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

Navios Holdings indirectly owns the 2.0% general partner interest and a 18.1% limited partner interest in us, and owns and controls our general partner. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Midstream and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings, Navios Midstream and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings, Navios Midstream or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Navios Holdings or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Navios Holdings’ officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Navios Holdings, which may be contrary to our interests;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Navios Holdings, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

Although a majority of our directors will be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors.

Our officers face conflicts in the allocation of their time to our business.

Navios Holdings, Navios Acquisition and Navios Midstream conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Acquisition, Navios Holdings, Navios Midstream and its affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates. Each of our Chief Executive Officer and our Chief Financial Officer is also an executive officer of Navios Holdings, and our Chief Executive Officer is the Chief Executive Officer of Navios Acquisition, Navios Holdings and Navios Midstream.

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

Under the terms of our existing Management Agreement, as amended in each of October 2013, August 2014, February 2015 and in February 2016, with the Manager, we pay a fixed daily fee of: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017 for technical and commercial management services provided to us by the Manager. Maintenance for our vessels and expenses related to drydocking expenses under this agreement will be reimbursed at cost upon occurrence. The term of the management agreement is until December 31, 2017.

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

As of March 22, 2016, Navios Holdings owned 15,344,310 common units and 1,695,509 general partner units, representing a 20.1% interest in us based on all outstanding common units and general partnership units.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2015 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Code, 50.0% of the gross transportation income of a vessel- owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. Source International Transportation Income. U.S. Source International Transportation Income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) applies, unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2015 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S. Source International Transportation Income or, if such U.S. Source International Transportation Income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for those years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

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

Equity Offerings and Issuances

2015

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52.4 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million, were approximately $50.1 million. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7.9 million and net proceeds, including the underwriting discount, of approximately $7.5 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million. Following the public offering and the private placement, Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

2014

On February 14, 2014, Navios Partners completed its public offering of 5,500,000 common units at $17.30 per unit and raised gross proceeds of approximately $95.2 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs estimated at $0.3 million, were approximately $91.1 million. Pursuant to this offering, Navios Partners issued 112,245 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.9 million. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $14.3 million and net proceeds, including the underwriting discount, of approximately $13.7 million and issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.3 million.

2013

On September 25, 2013, Navios Partners completed its public offering of 5,000,000 common units at $14.26 per unit and raised gross proceeds of $71.3 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million, were $68.2 million. Pursuant to this offering, Navios Partners issued 102,041 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.5 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 750,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $10.7 million. The net proceeds, including the underwriting discount, were approximately $10.2 million and Navios Partners issued 15,306 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63.7 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million, were approximately $60.8 million. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.3 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9.6 million and net proceeds, including the underwriting discount, of approximately $9.1 million and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

Vessel Acquisitions

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for an acquisition cost of $147.8 million, of which $14.8 million relates to vessel deposits paid and transferred during the year.

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

In December 2013, Navios Partners acquired from an unrelated third party five 2006 South Korean-built Container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan, for a total acquisition cost of $276.5 million.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for an acquisition cost of $18.0 million.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, an 181,389 dwt 2013 Japanese new-build Capesize vessel, for an acquisition cost of $47.5 million.

B. Business Overview

Introduction

We are an international owner and operator of drybulk and container vessels formed by Navios Holdings (NYSE: NM), a vertically integrated seaborne shipping company with over 60 years of operating history in the dry cargo shipping industry. Our vessels are generally chartered-out under medium to long-term time charters with an average remaining term of approximately three years to a strong group of counterparties, including Yang Ming Marine Transport Corporation, Cargill International S.A., Exelon Corporation (formerly Constellation Energy Group), Rio Tinto, Hyundai Merchant Marine Co., Ltd and Mediterranean Shipping Co. S.A.

Suspension of Distributions

In February 2016, we announced that our board of directors decided to suspend the quarterly cash distributions to our unitholders including the distribution for the quarter ended December 31, 2015 in order to conserve cash and improve our liquidity. Our board of directors and management believes such a decision is in the best long-term interests of the Company and its stakeholders. The board of directors will reassess the Company’s distribution policy as the environment changes. For additional information, see “Quarterly Distribution” herein.

Our Fleet

Navios Partners controls 12 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and eight Container vessels. Our fleet of high quality dry cargo vessels has an average age of 8.7 years for drybulk and container vessels, which approximates the current industry average of about nine years for drybulk vessels and 11 years for container vessels, respectively (both industry average as of December 31, 2015). Panamax vessels are highly flexible vessels capable of carrying a wide range of dry cargo commodities, including iron ore, coal, grain and fertilizer and being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Container vessels are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of March 22, 2016:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate(1)
Navios Apollon	Ultra-Handymax	2000	52,073	April 2016		$12,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	April 2016		$5,510
Navios La Paix	Ultra-Handymax	2014	61,485	February 2017		125% of pool earnings
Navios Gemini S	Panamax	1994	68,636	—		Repositioning
Navios Libra II	Panamax	1995	70,136	April 2016		$12,000	(2)
Navios Felicity	Panamax	1997	73,867	April 2016		$12,000	(2)
				May 2016		$3,325
Navios Galaxy I	Panamax	2001	74,195	February 2018		$21,937
Navios Hyperion	Panamax	2004	75,707	July 2016		$6,175
Navios Alegria	Panamax	2004	76,466	April 2016		$12,000	(2)
				July 2016		$6,650
Navios Orbiter	Panamax	2004	76,602	April 2016		$12,000	(2)
				December 2016		$9,986
				March 2019	$	Index	(3)
Navios Helios	Panamax	2005	77,075	January 2017	$	Index	(4)
Navios Sun	Panamax	2005	76,619	April 2016		$12,000	(2)
				December 2016		$9,986
				March 2019	$	Index	(3)
Navios Hope	Panamax	2005	75,397	November 2016		$9,986
				February 2019	$	Index	(3)
Navios Sagittarius	Panamax	2006	75,756	November 2018		$26,125
Navios Harmony	Panamax	2006	82,790	April 2016		$12,000	(2)
				May 2017		$4,750+Index	(5)
Navios Fantastiks	Capesize	2005	180,265	April 2016		$12,500	(2)
				January 2017		$12,825
Navios Aurora II(6)	Capesize	2009	169,031	August 2017	$	Index	(7)
Navios Pollux	Capesize	2009	180,727	—	$	Repositioning
Navios Fulvia	Capesize	2010	179,263	February 2017		$13,443
Navios Melodia(8)	Capesize	2010	179,132	September 2022		$29,356	(9)
Navios Luz	Capesize	2010	179,144	November 2020		$29,356	(10)
Navios Buena Ventura	Capesize	2010	179,259	October 2020		$29,356	(10)
Navios Joy	Capesize	2013	181,389	January 2017		$6,175

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2023		$30,119	(11)
Hyundai Singapore	Container	2006	6,800	December 2023		$30,119	(11)
Hyundai Tokyo	Container	2006	6,800	December 2023		$30,119	(11)
Hyundai Shanghai	Container	2006	6,800	December 2023		$30,119	(11)
Hyundai Busan	Container	2006	6,800	December 2023		$30,119	(11)
YM Utmost	Container	2006	8,204	August 2018		$34,266
YM Unity	Container	2006	8,204	October 2018		$34,266
MSC Cristina	Container	2011	13,100	February 2027		$60,275	(11)

(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds by Navios Holdings up to $20.0 million, where applicable.
(2)	Profit sharing 50% on actual results at the end of the charter period. Any adjustment for hire expense/loss will be settled accordingly at the end of the charter period.

(3)	Average BPI 4TC minus $2,488 net per day.
(4)	106% average BPI 4TC.
(5)	52% average BPI 4TC.
(6)	Following the default of the original charterer, the vessel was redelivered in August 2015. The rehabilitation claim was sold to an unrelated third party.
(7)	$9,480/day adjusted for 50% pool earnings or weighted average BCI 5TC.
(8)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms following an interim suspension period until April 2016 during which Navios Partners trades the vessel directly. Rate assumes amortization of payment of $13.3 million received upfront covering the interim suspension period.
(9)	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average.
(10)	Profit sharing 50% above $38,500/day based on Baltic Exchange Capesize TC Average.
(11)	The vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable cash flows. We believe that the remaining medium to long-term, fixed-rate nature of our charters will provide a stable base of revenue (during high market periods we seek to fix longer term charters and during low market periods we seek shorter period employment in order to take advantage of any market up turn). In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and through the secondary market provides future growth in our revenue and distributable cash flow. We believe that our management agreement, which has been extended until December 31, 2017 and provides for a fixed management fee until December 31, 2017, will continue to provide us with predictable expenses.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management and Navios Holdings’ reputation within the shipping industry and its network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management through its in-house technical manager, which provides efficient operations and maintenance for our vessels at costs significantly below the industry average for vessels of a similar age. Navios Holdings’ expertise in fleet management is reflected in Navios Holdings’ history of a low number of off-hire days and in its record of no material incidents giving rise to loss of life or pollution or other environmental liability.

•	High-quality, flexible fleet. Our fleet consists of 12 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and eight Container vessels. The average age of the vessels in our fleet approximates the average age of the world drybulk fleet. Our combined fleet had an average age of 8.7 years as of March 2016 (average age of 8.6 years for drybulk fleet and 8.4 years for containers fleet), compared to a current industry average age of about 8.8 years for the drybulk fleet and 11.2 years for the containers fleet (both industry averages as of December 31, 2015). Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Container vessels are designed to carry manufactured, finished or semi-finished goods in steel shipping containers or specific routes. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the drybulk and container time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. Our vessels are chartered-out under time charters with average remaining charter duration of approximately three years to a strong group of counterparties consisting of, amongst others: Yang Ming Marine Transport Corporation, Cargill International S.A., Exelon Corporation (formerly Constellation Energy Group), Rio Tinto, Hyundai Merchant Marine Co., Ltd and Mediterranean Shipping Co. S.A. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize the remaining medium to long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have average remaining charter duration of approximately three years and have staggered charter expirations. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for container and drybulk vessels in a manner that is accretive to distributable cash flow per unit. We have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will assist us to make additional accretive acquisitions.

•	Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We will continue to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our major customers are Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation. For the year ended December 31, 2015, these charterers accounted for 24.0%, 17.4% and 11.4%, respectively, of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively, of total revenues. For the year ended December 31, 2013, Navios Partners’ customers representing 10% or more of total revenues were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 1,775 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 10,700 vessels, aggregating approximately 776 million dwt as of December 31, 2015. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only four companies are known to have fleets of 100 vessels or more after the merger of the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group into China COSCO Shipping. The other three are the largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 613 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,100 vessels, aggregating approximately 18.3 million TEU as of December 31, 2015. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control fleets of 80 vessels or more: AP Moller, China COSCO Shipping, Mediterranean Shipping Co. (MSC), Evergreen, Pacific International Lines, Peter Dohle, Seaspan and CMA CGM. There are about 40 owners known to control fleets of between 27 and 80 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, Seaspan and others including Navios Maritime Partners are tonnage providers.

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

Crewing

The Manager crews its vessels primarily with Filipino, Ukrainian, Polish, Russian, Indian, Georgian, Romanian and Sri Lankan officers and Filipino, Georgian, Romanian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The Manager is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Navios Partners’ fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Partners acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, i.e. $3.08 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

In August 2015, the Seoul Central District Court approved the second rehabilitation proceedings of Samsun Logix. One of our vessels chartered to Samsun Logix was redelivered in August 2015 and has been rechartered. The rehabilitation claim was sold to an unrelated third party. Navios Partners has no outstanding receivable from Samsun Logix.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $3.6 million, which was recorded as “Other income” for the year ended December 31, 2015.

In January 2011, KLC, which is the charterer of the Navios Melodia, filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners trades the vessel directly.

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

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. Each vessel’s certificate must be periodically renewed and compliance must be periodically verified. In addition, the Manager voluntarily implements and maintains certifications pursuant to the International Organization for Standardization, or ISO, for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

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

These regulations have been and continue to be regularly amended as new and more stringent standards of pollution prevention are introduced with which we are required to comply. For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018 (regarding the availability of compliant fuel which could defer the requirement to January 1, 2025); and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards. At MEPC 68 (2015), draft amendments to Annex VI were approved for additional record requirements for operational compliance with NOx Tier III emission control areas, and are set for adoption in MEPC 69 (2016).

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015). At its 66th Session, the MEPC adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At its 68th session, the MEPC requested that the IMO Secretariat begin a review by September 1, 2015 of the availability of fuel compliant with regulation 14 of Annex VI (SOx and particulate matter), which requires sulfur content of fuel oil on board ships to be at or below 0.50% m/m by January 1, 2010. These more stringent fuel standards are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significantly increased cost.

The revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. We intend that all of our newbuild tanker vessels, if any, will comply with Regulation 12A.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’s request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector.

On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 2016, the BWM Convention had 82 contracting states for 92.12% of world gross tonnage. Additional countries may ratify in 2016, which may cross the 35% of world gross tonnage threshold, such that entry of the BWM Convention into force is anticipated in the foreseeable future and will likely result in additional compliance costs. At MEPC 68, the committee approved of a “Roadmap for the implementation of the BWM Convention,” which encourages early adopters of ballast water management systems approved in accordance with current BWM guidelines and provides protections from penalties for those BWM systems installed according to current guidelines.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and whilst it does in some respects reflect the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g., as of January 1, 2015, EU Member States must ensure that ships in the Baltic, the North Seam and the English Channel are using gas oils with a sulfur content of no more than 0.10%).

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards.

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

United States environmental regulations and laws governing civil liability for pollution

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

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

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on November 19, 2015 to reflect increases in the Consumer Price Index. With this adjustment, OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons to the greater of $3,500 per gross ton or $25.846 million (this amount is reduced to $7.05 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,200 per gross ton or $18.8 million (or $4.7 million for a vessel less than 3,000 gross tons), whichever is greater. Under the OPA, these liability limits do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not formally adopt, legislation to amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

Similarly, in response to the Deepwater Horizon incident, the European Union has issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states must implement the Directive by July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

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

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP) system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VCP, finding EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed EPA to reconsider these issues but held the 2013 VCP remains in effect until EPA addresses the issues. If EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

Also under the CAA, since 1990 the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

International laws governing civil liability for oil pollution damage

We operate a fleet of dry cargo vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 11, 2016 had

81 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2015 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2015 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Because substantially all of our common units are and have been traded on the NYSE, which is considered to be an established securities market, our common units are and have been “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2015. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2015.

While there can be no assurance that we will continue to satisfy the requirements for the Publicly Traded Test in the future, and our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test, we presently expect, subject to the possibility that our common units may be delisted by a qualifying exchange, to continue to satisfy the requirements for the Publicly Traded Test and the Section 883 Exemption for future years. Please see below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test or otherwise fail to qualify for the Section 883 Exemption.

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

We believe that, for our fiscal year ended December 31, 2015, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2015.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, Navios Europe Inc. (“Navios Europe I”), in which Navios Partners has an ownership interest of 5.0%, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe I was an affiliate of Navios Partners. As of December 31, 2015, Navios Partners had no effective voting interest in Navios Europe I.

In the consolidated financial statements of Navios Partners, Navios Europe (II) Inc. (“Navios Europe II”), in which Navios Partners has an ownership interest of 5.0%, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe II was an affiliate of Navios Partners. As of December 31, 2015, Navios Partners had no effective voting interest in Navios Europe II.

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

As of March 22, 2016, there were outstanding: 83,079,710 common units and 1,695,509 general partnership units. Navios Holdings owns a 20.1% interest in Navios Partners, which includes the 2.0% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Cristina, a 2011-built Container vessel of 13,100 TEU, for an acquisition cost of $147.8 million, of which $14.8 million relates to vessel deposits paid and transferred during the year.

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

In December 2013, Navios Partners acquired from an unrelated third party five 2006 -built Container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan for a total acquisition cost of $276.5 million.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, a 2006 -built Panamax vessel of 82,790 dwt, for an acquisition cost of $18.0 million.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, a 2013-build Capesize vessel of 181,389 dwt, for an acquisition cost of $47.5 million.

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2013 to December 31, 2015.

		Country of incorporation	Statements of income
Company name	Vessel name		2015	2014	2013
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	9/11 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	10/11 –12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/18 – 12/31	—
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/07 – 12/31	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/4 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/4 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/10 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 – 12/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 12/31	8/29 – 12/31	—
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 12/31	10/28 –12/31	—
Dune Shipping Corp.	MSC Cristina	Marshall Is.	4/22 – 12/31	—	—
Citrine Shipping Corporation	—	Marshall Is.	—	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 03/05	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 02/28	1/01 – 12/31	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	6/19 –12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/04 –12/31

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to eleven years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 24.0%, 17.4% and 11.4%, respectively, of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2017), provides us with a strong base of stable cash flows.

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

Under the management agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance but costs associated with special surveys and related drydockings will be reimbursed by Navios Partners at cost at occurrence. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and the fixed rate for ship management services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

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

A. Operating results

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

The following table presents consolidated revenue and expense information for the years ended December 31, 2015 and 2014. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2015 (In thousands of U.S dollars)	Year Ended December 31, 2014 (In thousands of U.S dollars)
Time charter and voyage revenues (includes related party revenue of $39.0 million and $27.4 million for the years ended December 31, 2015 and 2014, respectively)	$223,676	$227,356
Time charter and voyage expenses	(7,199)	(15,390)
Direct vessel expenses	(4,043)	(761)
Management fees (entirely through related parties transactions)	(56,504)	(50,359)
General and administrative expenses	(7,931)	(7,839)
Depreciation and amortization	(75,933)	(95,822)
Interest expense and finance cost, net	(31,720)	(28,761)
Interest income	222	243
Other income	5,232	47,935
Other expense	(3,995)	(1,749)

Net income	$41,805	$74,853

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2015 decreased by $3.7 million or 1.6% to $223.7 million, as compared to $227.4 million for the same period in 2014. The decrease was mainly attributable to the decrease in TCE to $19,739 per day for the year ended December 31, 2015, from $20,306 per day for the year ended December 31, 2014. The above decrease in time charter and voyage revenues was partially mitigated by an increase in revenue due to the delivery of the Navios La Paix and the Navios Sun in January 2014, the YM Utmost and the YM Unity in the second half of 2014 and the delivery of the MSC Cristina in April 2015. As a result of the vessel acquisitions, available days of the fleet increased to 11,051 days for the year ended December 31, 2015, as compared to 10,927 days for the year ended December 31, 2014.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2015 decreased by $8.2 million or 53.2% to $7.2 million, as compared to $15.4 million for the year ended December 31, 2014. The decrease was mainly attributable to the termination of the charter-in contracts of the Navios Prosperity and the Navios Aldebaran in the first quarter of 2015. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contracts of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings as of February 28, 2015 and March 5, 2015, respectively.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $4.0 million for the year ended December 31, 2015, as compared to $0.8 million for the year ended December 31, 2014. The increase of $3.3 million was due to drydocks performed in advance during the year ended December 31, 2015.

Management fees: Management fees for the year ended December 31, 2015, increased by $6.2 million or 12.2% to $56.5 million, as compared to $50.4 million for the year ended December 31, 2014. The increase was mainly attributable to the increased number of owned vessels in Navios Partners’ fleet.

Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In January 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which will be reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

General and administrative expenses: General and administrative expenses increased by $0.1 million or 1.2% to $7.9 million for the year ended December 31, 2015, as compared to $7.8 million for the year ended December 31, 2014. The increase was mainly attributable to the increase in administrative fees paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.

Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. For the year ended December 31, 2015 and 2014, the expenses charged by the Manager for administrative fees were $6.2 million and $6.1 million, respectively. The balance of $1.7 million and $1.8 million of general and administrative expenses, for the year ended December 31, 2015 and 2014, respectively, related to legal and professional fees, as well as audit fees and directors’ fees.

Depreciation and amortization: Depreciation and amortization amounted to $75.9 million for the year ended December 31, 2015 compared to $95.8 million for the year ended December 31, 2014. The decrease of $19.9 million was attributable to: (a) a $22.0 million accelerated amortization of the Navios Pollux favorable lease intangible due to change in its useful life in 2014 (Refer to Note 7 — Intangible Assets for further details); and (b) a $6.3 million decrease of amortization of the intangibles which were written off in the first quarter of 2014 for the Navios Orbiter, the Navios Hyperion and the Navios Pollux and the intangible for the Navios Fulvia which was written off in third quarter of 2015. The above decrease was primarily mitigated by an increase in depreciation expense of $6.7 million due to the increased number of vessels that were delivered into our owned fleet. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2015 increased by $3.0 million or 10.3% to $31.7 million, as compared to $28.8 million for the year ended December 31, 2014. The increase was due to the increase in the average outstanding loan balance to $605.4 million for the year ended December 31, 2015 from $547.7 million for the year ended December 31, 2014 mitigated by the lower weighted average interest rate of 4.44% for the year ended December 31, 2015, compared to 4.69% for the same period in 2014. As of December 31, 2015 and 2014, the outstanding loan balance under Navios Partners’ credit facilities was $603.4 million and $583.3 million, respectively.

Interest income: Interest income decreased by $0.02 million to $0.22 million for the year ended December 31, 2015, as compared to $0.25 million for the year ended December 31, 2014.

Other income: Other income for the year ended December 31, 2015 amounted to $5.2 million compared to $47.9 million for the year ended December 31, 2014. The decrease was mainly attributable to the compensation received of $47.6 million from our third-party insurer for the termination of the credit default insurance in the first quarter of 2014, which resulted in a gain of $47.6 million. Other income for the year ended December 31, 2015, mainly is attributable to the $3.6 million relating to claims submitted under Navios Holdings Guarantee agreement.

Other expense: Other expense increased by $2.3 million to $4.0 million for the year ended December 31, 2015, as compared to $1.7 million for the year ended December 31, 2014.

Net income: Net income for the year ended December 31, 2015 amounted to $41.8 million compared to $74.9 million for the year ended December 31, 2014. The decrease in net income of $33.0 million was due to the factors discussed above.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2015 of $112.7 million, as compared to $150.2 million for the year ended December 31, 2014. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities” and “Suspension of Distributions” contained herein).

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

Depreciation and amortization: Depreciation and amortization amounted to $95.8 million for the year ended December 31, 2014 compared to $77.5 million for the year ended December 31, 2013. The increase of $18.3 million was attributable to: (a) an increase in depreciation expense of $14.0 million due to the increased number of vessels that were delivered into our owned fleet; and (b) a $22.0 million accelerated amortization of the Navios Pollux favorable lease intangible due to a change in its useful life (Refer to Note 7 — Intangible Assets of our notes to the consolidated financial statements for further details). The above increase was partially mitigated by a $14.6 million decrease of amortization due to write-offs of favorable lease of the Navios Orbiter, the Navios Hyperion and the Navios Pollux in the first quarter of 2014 and the write-off of the Navios Melodia favorable lease in the second quarter of 2013 of $3.2 million. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to eight years.

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

Other income: Other income for the year ended December 31, 2014 amounted to $47.9 million compared to $13.7 million for the year ended December 31, 2013. The increase in other income by $34.2 million was mainly due to: (i) a $17.8 million cash compensation received during 2014 from the sale of a defaulted counterparty claim to an unrelated third party; and (ii) $29.8 million compensation received during 2014 following the termination of the amended credit default insurance policy. During 2013, other income was $13.7 million mainly related to $10.0 million compensation recognized covering hire revenues for the suspension period in a drybulk charter contract until April 2016. (See also Note 20—Other Income of our notes to the consolidated financial statements).

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

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2014 of $150.2 million, as compared to $125.5 million for the year ended December 31, 2013. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities” and “Suspension of Distributions” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

B. Liquidity and Capital Resources

Credit facilities

In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5.0 million). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101.6 million of the July 2012 Credit Facility; (ii) fully repay the outstanding balance of $41.2 million of the credit facility entered with DVB Bank AG on August 8, 2012 (the “August 2012 Credit Facility”); (iii) deposit $98.2 million to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47.0 million was released in September 2013 for the acquisition of the Navios Joy, $17.8 million was released in October 2013 for the acquisition of the Navios Harmony and $33.4 million was released in January 2014 to finance a portion of the purchase prices of the Navios Sun and the Navios La Paix, which were delivered in January 2014; and (iv) cover fees and expenses. The refinancing of the August 2012 Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $0.7 million was written-off from the deferred financing fees.

On November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

On March 30, 2015 and on March 23, 2016, Navios Partners prepaid $21.0 million and $3.0 million, respectively, of the Term Loan B facility. These prepayments were fully applied to the balloon payment. Following the prepayment of March 2015, an amount of $0.3 million was written-off from the deferred financing fees.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of December 31, 2015, the outstanding balance of the Term Loan B facility including the add-on was $408.8 million, net of discount of $2.5 million, and it is repayable with a final payment of $411.3 million, in June 2018.

On September 22, 2014, Navios Partners entered into the September 2014 Credit Facility (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. Each tranche of the September 2014 Credit Facility was repayable in 20 equal quarterly installments of approximately $0.7 million, with a final balloon payment of $14.3 million on the last repayment date. The maturity date of each tranche was five years after the drawdown date of such tranche. The tranches of the September 2014 Credit Facility bear interest at LIBOR plus 300 bps per annum. On March 30, 2015, Navios Partners prepaid $21.3 million out of $53.9 million outstanding on that date. Following this prepayment, an amount of $0.3 million was written-off from the deferred financing fees. On April 8, 2015, Navios Partners entered into a supplemental agreement (the “First Supplemental Agreement”) to its September 2014 Credit Facility following the release and discharge of Fairy Shipping Corporation and the YM Utmost from its obligations and liabilities under the September 2014 Credit Facility pursuant to a deed of release dated March 30, 2015. As of December 31, 2015, the outstanding balance of the loan was $29.4 million, and is repayable in 16 consecutive quarterly installments, the first 11 of which are $1.1 million and the next five are $0.7 million, with a final balloon payment of $14.3 million on the last repayment date.

On March 27, 2015, Navios Partners prepaid $2.3 million of the July 2012 Credit facility and the prepayment was applied to 2015 installments. As of December 31, 2015, the outstanding balance of the July 2012 Credit facility was $88.3 million, and it was repayable in seven installments of $3.5 million and one installment of $5.9 million, with a final balloon payment of $58.2 million. On January 8, 2016, Navios Partners prepaid the 2016 installments of the July 2012 Credit facility in the amount of $16.2 million. This payment of this facility was accounted for as debt modification in accordance with ASC470 Debt.

On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into the April 2015 Credit Facility (divided into two tranches), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. In September 30, 2015, the second tranche of April 2015 Credit Facility of $83.0 million was cancelled. As of December 31, 2015, the outstanding balance of the April 2015 Credit Facility of $76.9 million was drawn on April 20, 2015, is repayable in 26 equal consecutive quarterly installments of $1.5 million, with a final balloon payment of $38.4 million on the last repayment date. The final maturity date is April 20, 2022. The April 2015 Credit Facility bears interest at LIBOR plus 275 bps per annum. The April 2015 Credit Facility also requires compliance with certain financial covenants. Among other events, it will be an event of default under this credit facility if the financial covenants are not complied with.

In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60.0 million (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of December 31, 2015, there was no outstanding amount under this facility and all $60.0 million remained to be drawn.

As of December 31, 2015, the total amount available to be drawn from all Navios Partners’ credit facilities was $60.0 million.

As of December 31, 2015, the total borrowings, net under the Navios Partners’ credit facilities were $598.1 million.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility and the April 2015 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility, the September 2014 Credit Facility and April 2015 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility, the September 2014 Credit Facility and April 2015 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 117% to 140%; (ii) minimum free consolidated liquidity of at least the higher of $25.0 million and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.75 : 1.00; and (v) maintain a minimum net worth to $135.0 million for the periods prior to any distributions by the Company, whilst during the last quarter prior to any distribution declaration should maintain: (a) a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (b) a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (c) a minimum net worth of $250.0 million. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

As of December 31, 2015, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

The credit facilities prohibit us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default. Events of default under our credit facilities include:

•	failure to pay any principal, interest fees, expenses or other amounts when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facilities, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance and in some cases subject to certain grace and due periods;

•	default under other indebtedness;

•	any representation, warranty or statement made by us in the credit facilities or any drawdown notice thereunder or related security document or guarantee is untrue or misleading when made;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in that is not discharged within a specified period of time;

•	an event of insolvency or bankruptcy;

•	a material adverse change in the financial position or prospects of us or our General Partner;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facilities, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee;

•	instability affecting a country where the vessels are flagged; and

•	failure of Navios Holdings or its affiliates (as defined in the credit facilities agreements) to own at least 15% of us.

Liquidity and Cash Sources and Uses

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations proceeds from asset sales and bank borrowings. As of December 31, 2015, Navios Partners’ current assets totaled $39.8 million, while current liabilities totaled $41.5 million, resulting in a negative working capital position of $1.7 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

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

As of December 31, 2015, the total amount available to be drawn from all Navios Partners’ credit facilities was $60.0 million.

As of December 31, 2015, the total borrowings, net under the Navios Partners’ credit facilities were $598.1 million.

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

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52.4 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million were approximately $50.1 million. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7.9 million and net proceeds, including the underwriting discount, of approximately $7.5 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million. Following the public offering and the private placement, Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

As of March 22, 2016, there were outstanding: 83,079,710 common units and 1,695,509 general partnership units. During the years ended December 31, 2015, 2014 and 2013, the aggregate amount of cash distribution paid was $132.3 million, $139.0 million and $122.4 million, respectively. In February 2016, we announced that our board of directors decided to suspend the quarterly cash distributions to our unitholders, including the distribution for the quarter ended December 31, 2015. (See “Suspension of Distributions” contained herein).

Cash flows for the year ended December 31, 2015 compared to the year ended December 31, 2014:

The following table presents cash flow information for the years ended December 31, 2015 and 2014. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2015	Year Ended December 31, 2014
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$123,370	$171,661
Net cash used in investing activities	(149,395)	(123,272)
Net cash (used in)/provided by financing activities	(46,720)	15,760

(Decrease)/increase in cash and cash equivalents	$(72,745)	$64,149

Cash provided by operating activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash provided by operating activities decreased by $48.3 million to $123.4 million for the year ended December 31, 2015, as compared to $171.7 million for the same period in 2014.

Net income decreased by $33.0 million to $41.8 million for the year ended December 31, 2015, from $74.9 million for the year ended December 31, 2014. In determining net cash provided by operating activities for the year ended December 31, 2015, net income was adjusted for the effects of certain non-cash items, including $75.9 million depreciation and amortization, $3.7 million amortization and write-off of deferred financing costs and $4.0 million amortization of deferred drydock and special survey costs. For the year ended December 31, 2014, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $95.8 million, $3.1 million amortization and write-off of deferred financing cost and $0.8 million amortization of deferred dry dock and special survey costs.

Accounts receivable decreased by $9.3 million, from $13.3 million at December 31, 2014, to $4.0 million at December 31, 2015 due to the decrease in amounts due from charterers.

Accounts payable decreased by $1.1 million, from $3.8 million at December 31, 2014, to $2.7 million at December 31, 2015.

Accrued expenses decreased by $1.1 million from $3.6 million at December 31, 2014, to $2.5 million at December 31, 2015.

Deferred revenue primarily relates to cash received from charterers prior to it being earned. Deferred revenue, net of commissions increased by $1.8 million from $4.3 million at December 31, 2014, to $6.1 million at December 31, 2015.

Amounts due to related parties increased by $6.8 million, from $1.9 million at December 31, 2014, to $8.7 million at December 31, 2015. The increase was mainly attributable to an increase in other payables for drydock and special survey expenses of $5.7 million and management fees outstanding of $1.2 million and other receivables of $1.8 million.

Payments for drydock and special survey costs incurred at December 31, 2015 and December 31, 2014 were $13.5 million and $8.7 million, respectively, and related to drydock and special survey costs incurred for certain vessels of the fleet.

Cash used in investing activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash used in investing activities increased by $26.1 million to $149.3 million for the year ended December 31, 2015, as compared to $123.3 million for the same period in 2014.

Cash used in investing activities of $149.3 million for the year ended December 31, 2015 was due to: (i) $147.8 million paid for the acquisition of the MSC Cristina, which was delivered in April 2015; (ii) $0.8 million loan granted to Navios Europe II; and (iii) $0.8 million used for investment in Navios Europe II.

Cash used in investing activities of $123.3 million for the year ended December 31, 2014 was due to: (i) $36.9 million paid for the acquisition of the Navios La Paix and the Navios Sun in January 2014 of which $33.4 million was released from escrow; (ii) $5.9 million paid as deposits for the acquisition of a vessel which was delivered to Navios Partners in the fourth quarter of 2014; (iii) a $0.5 million loan granted to Navios Europe I; (iv) $59.1 million paid for the acquisition of the YM Utmost in August 2014; and (v) $59.1 million paid for the acquisition of the YM Unity in October 2014.

Cash used in financing activities for the year ended December 31, 2015 as compared to cash provided by financing activities for the year ended December 31, 2014:

Net cash used in financing activities decreased by $62.5 million to $46.7 million outflow for the year ended December 31, 2015, as compared to $15.8 million inflow for the same period in 2014.

Cash used in financing activities of $46.7 million for the year ended December 31, 2015 was due to: (i) $72.1 million proceeds from the issuance of 4,600,000 common units in February 2015, net of offering costs; (ii) $1.5 million proceeds from the issuance of additional general partnership units; and (iii) proceeds of $79.8 million on April 20, 2015, under the April 2015 Credit Facility. This overall increase was partially offset by: (i) loan repayments of $60.7 million; (ii) payment of a total cash distribution of $132.3 million; (iii) payment of $0.7 million of deferred financing costs relating to the April 2015 Credit Facility; and (iv) a $6.4 million increase in restricted cash related to the amounts held in retention accounts in order to service debt payments or as cash collateral, as required by Navios Partners’ credit facilities.

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

Deferred revenue primarily relates to cash received from charterers prior to it being earned. Deferred revenue, net of commissions increased by $1.3 million from $3.0 million at December 31, 2013 to $4.3 million at December 31, 2014.

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

Cash used in investing activities of $123.3 million for the year ended December 31, 2014 was due to: (i) $36.9 million paid for the acquisition of the Navios La Paix and the Navios Sun in January 2014 of which $33.4 million was released from escrow; (ii) $5.9 million paid as deposits for the acquisition of a vessel which was delivered to Navios Partners in the fourth quarter of 2014; (iii) a $0.5 million loan granted to Navios Europe I; (iv) $59.1 million paid for the acquisition of the YM Utmost in August 2014; and (v) $59.1 million paid for the acquisition of the YM Unity in October 2014.

Cash used in investing activities of $382.7 million for the year ended December 31, 2013 was due to: (i) $98.2 million held in escrow for the acquisition of four vessels of which $47.0 million was released in September 2013 for the acquisition of the Navios Joy, $17.8 million was released in October 2013 for the acquisition of the Navios Harmony and $33.4 million was released in January 2014 to finance a portion of the purchase prices of the Navios Sun and the Navios La Paix, which were delivered in January 2014; (ii) $7.3 million paid as deposits for the acquisition of the vessels that was delivered to Navios Partners in January 2014; (iii) a $0.3 million loan granted to Navios Europe I; (iv) $0.5 million for investment in Navios Europe I; and (v) $341.2 million paid for the acquisition of the Navios Joy on September 11, 2013, the acquisition of the Navios Harmony on October 11, 2013 and the acquisition of five Container vessels in December 2013.

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

Reconciliation of EBITDA to Net Cash from Operating Activities and Operating Surplus

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$123,370	$171,661	$104,842
Net decrease in operating assets	8,499	6,002	9,403
Net (decrease)/increase in operating liabilities	(6,361)	(3,136)	26,301
Net interest cost	31,498	28,518	16,860
Amortization and write-off of deferred financing costs	(3,727)	(3,091)	(4,035)

EBITDA(1)	$153,279	$199,954	$153,371
Cash interest income	51	169	49
Cash interest paid	(26,787)	(25,870)	(13,324)
Maintenance and replacement capital expenditures	(13,811)	(24,047)	(14,593)

Operating Surplus	$112,732	$150,206	$125,503

(1)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$123,370	$171,661	$104,842
Net cash used in investing activities	$(149,395)	$(123,272)	$(382,673)
Net cash (used in)/provided by financing activities	$(46,720)	$15,760	$281,045

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

EBITDA decreased by $46.7 million to $153.3 million for the year ended December 31, 2015, as compared to $200.0 million for the same period in 2014. The decrease in EBITDA was due to: (i) a $3.7 million decrease in revenue; (ii) a $6.2 million increase in management fees; (iii) a $0.1 million increase in general and administrative expenses due to the increased fleet; (iv) a $42.7 million decrease in other income; and (v) a $2.3 million increase in other expenses. The above decrease was partially mitigated by an $8.2 million decrease in time charter and voyage expenses.

EBITDA increased by $46.6 million to $200.0 million for the year ended December 31, 2014, as compared to $153.4 million for the same period in 2013. The increase in EBITDA was due to: (i) a $29.2 million increase in revenue; and (ii) a $34.2 million increase in other income due to compensation received following the termination of the credit default insurance policy. The above increase was partially mitigated by: (a) a $14.2 million increase in management fees and (b) a $1.5 million increase in general and administrative expenses due to the increased fleet; (c) a $0.5 million increase in time charter and voyage expenses; and (d) a $0.7 million increase in other expenses.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures, estimated by the board of directors to be required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

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

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net” and “Current portion of long-term debt, net”. As of December 31, 2015 and December 31, 2014, total debt, net amounted to $598.1 million and $576.0 million, respectively. The current portion of long-term debt, net amounted to $23.3 million at December 31, 2015 and $16.4 million at December 31, 2014.

Capital Expenditures

During the years ended December 31, 2015, 2014 and 2013, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt and equity raisings. Capital expenditures for the years ended December 31, 2015, 2014 and 2013 amounted to $147.8 million, $122.8 million and $381.9 million, respectively. For the year ended December 31, 2015, expansion capital expenditures of $147.8 million related to the acquisition of the MSC Cristina in April 2015. For the year ended December 31, 2014, expansion capital expenditures of $122.8 million related to the acquisition of the Navios La Paix and the Navios Sun in January 2014, the acquisition of the YM Utmost in August 2014 and the acquisition of the YM Unity in October 2014.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses, were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2015 and 2014 was $13.8 million and $24.0 million, respectively, for replacing our vessels at the end of their useful lives.

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

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the drybulk market at any given time. For other trends affecting our business please see other discussions in “Item 5—Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2015:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$26,416	$503,320	$28,825	$47,300	$605,861

Total contractual obligations	$26,416	$503,320	$28,825	$47,300	$605,861

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 1.80% to 4.25% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $27.2 million (less than 1 year), $28.8 million (1-3 years), $25.8 million (3-5 years) and $1.8 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2015, timing of scheduled payments and the term of the debt obligations.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of December 31, 2015, the amounts undrawn from the Navios Revolving Loans I were $9.1 million, of which Navios Partners’ portion was $0.5 million (See Note 17 for Transactions with related parties and affiliates).

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of December 31, 2015, the amounts undrawn from the Navios Revolving Loans II were $23.1 million, of which Navios Partners’ portion was $1.2 million (See Note 17 for Transactions with related parties and affiliates).

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

As of December 31, 2015, Navios Partners owned a fleet of 31 vessels, with an aggregate carrying value of $1,285.6 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2015, the carrying value of 28 of Navios Partners’ vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $319.5 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2015, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2015(1)
	(In millions of U.S. dollars)
Navios Libra II	11/16/2007	$26.3	$9.8	*
Navios Alegria	11/16/2007	38.9	23.8	*
Navios Felicity	11/16/2007	31.3	14.1	*
Navios Gemini S	11/16/2007	24.3	8.9	*
Navios Galaxy I	11/16/2007	30.7	17.4	*
Navios Hope	07/01/2008	80.0	53.5	*
Navios Apollon	10/29/2009	32.0	15.6	*
Navios Fantastiks	05/02/2008	87.7	59.4	*
Navios Sagittarius	01/12/2010	59.4	32.5	*
Navios Hyperion	01/08/2010	63.0	23.2	*
Navios Aurora II	03/18/2010	110.3	69.2	*
Navios Pollux	05/21/2010	110.0	57.3	*
Navios Melodia	11/15/2010	78.8	60.9
Navios Fulvia	11/15/2010	98.2	54.9	*
Navios Luz	05/19/2011	78.0	58.1	*
Navios Orbiter	05/19/2011	52.0	23.8	*
Navios Buena Ventura	06/15/2012	67.5	52.8
Navios Soleil	07/24/2012	21.1	18.4	*
Navios Helios	07/27/2012	21.1	17.9	*
Navios Joy	09/11/2013	47.5	43.9	*
Navios Harmony	10/11/2013	18.0	16.2	*
Hyundai Hongkong	12/04/2013	55.2	51.0	*
Hyundai Tokyo	12/04/2013	55.1	51.0	*
Hyundai Singapore	12/10/2013	55.2	51.0	*
Hyundai Shanghai	12/13/2013	55.2	51.0	*
Hyundai Busan	12/16/2013	55.8	51.6	*
Navios La Paix	1/8/2014	28.5	26.5	*
Navios Sun	1/17/2014	16.2	14.7	*
YM Utmost	8/29/2014	59.1	56.2	*
YM Unity	10/28/2014	59.1	56.6	*
MSC Cristina	22/04/2015	147.8	144.4

		$1,763.3	$1,285.6

(1)	All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2015, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

During the fourth quarter of fiscal 2015, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2015 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2015, as the undiscounted projected net operating cash flows exceeded the carrying value.

In connection with its annual impairment testing on its vessels as of December 31, 2015, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 13.17% to 90.73% (depending on the vessel).

In addition, the Company compared the ten-year historical average (of the one-year charter rate for similar vessels), with current rates for five-year, three-year and one-year charters (for similar vessels). A comparison of the ten-year historical average (of the one-year charter rate) and the current rates for five-year, three-year and one-year charters (for similar vessels) follows (as of December 31, 2015):

	Current Time Charter Rates of Various Terms (for Similar Vessels) vs. Ten-year Historical Average (of the One-Year Charter Rate)
	5-Year Average		3-Year Average		1-Year Average
	(% above (below) the 10-Year average)
Ultra-Handymax	-42.3%		-47.8%		-58.7%
Panamax	-47.2%		-52.0%		-63.4%
Capesize	-56.3%		-55.9%		-72.0%
Container 6,800 TEU	n/a	*	n/a	*	-11.1%
Container 8,200 TEU	n/a	*	n/a	*	-2.2%
Container 13,100 TEU	n/a	*	n/a	*	-2.2%

*	For the vessels with capacity of 6,800 TEU, 8,200 TEU and 13,100 TEU and above, the average daily rates were only available for the years 2013, 2014 and 2015.

As disclosed elsewhere, the Company’s fleet includes 28 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $319.5 million in the aggregate (the unrealized loss). If testing for impairment using current rates for five-year, three-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the ten-year historical average (of the one-year charter rate for similar vessels), Navios Partners estimates that an additional one, five and one of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2015, the 10-year historical average rates for its vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were less than 5% higher than the Company’s average daily time charter equivalent rate achieved in fiscal year 2015 of $19,739 per day.

In the event that impairment would occur, the fair value of the related asset would be determined and an impairment charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Partners to material impairment charges in the future.

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

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet (excluding drydocking expenses which are reimbursed at cost by Navios Partners) at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

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

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	51	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	42	Chief Financial Officer
George Achniotis	51	Executive Vice President-Business Development and Director
Shunji Sasada	57	Director
Serafeim Kriempardis	68	Director (Class III)
Robert Pierot	58	Director (Class I)
John Karakadas	53	Director (Class I)
Dimitris Papastefanou Gkouras	64	Director (Class II)
Vasiliki Papaefthymiou	47	Secretary

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco.

Angeliki Frangou has been our Chairman and CEO since August 2007. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM), our sponsor, since August 2005, and the Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since 2008 and the Chairman and Chief Executive Officer of Navios Midstream (NYSE: NAP), an affiliated limited partnership since October 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since February 2015, Ms. Frangou is a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

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

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of marine assets ranging from U.S. flag inland waterway marine assets, both United States and non-United States flagged vessels ranging from large bulk carriers, tankers, container vessels, U.S. inland waterway equipment and vessels that are used to service the offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. Mr. Pierot served as a board member for Chiles Offshore prior to its sale to another U.S. publicly traded offshore drilling rig company. Previously, Mr. Pierothas served asa member of the United States Department of Transportation’s Shipbuilding Subcommittee, the Marine Transportation System National Advisory Council. Since 1980, Mr. Pierot has been a member of the Board of Directors of the Hellenic-American Chamber of Commerce and previously served as Chairman of the Board from mid 2011 to mid 2013.

John Karakadas was appointed to our Board of Directors in October 2007. Mr. Karakadas is the founder and Senior Managing Partner of AESION LLC, an investment management company, based in Greenwich, CT. From 2005 to 2011, Mr. Karakadas has served as Chairman and Chief Executive Officer of SingularLogic, an European software vendor and information technology services provider listed on the Athens Exchange. In parallel, from April 2007 until 2009, Mr. Karakadas has served as Executive Director and Deputy CEO of Marfin Investment Group, an Athens Exchange listed Investment Company In 2011, from the position of Executive Chairman of the Board of Directors of Olympic Air, he led the successful turnaround process following its privatization. Also, since 2004, he has served on the Board of Directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the CEO of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a B.B.A. in Industrial Management from Kent State University. Mr. Karakadas also serves on our Audit Committee and is an independent director.

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

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse the Manager and certain affiliates for expenses incurred pursuant to the Management Agreement and Administrative Services Agreement we entered into with the Manager. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2015, 2014 and 2013 no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2015, 2014 and 2013, the fee charged by the Manager for administrative services was $6.2 million, $6.1 million and $4.4 million, respectively.

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

For each of the years ended December 31, 2015, 2014 and 2013, aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. One of the four directors elected by our common unitholders was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016 as the term was renewed for three years during our 2013 annual meeting of unitholders; one director was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2017 as the term was renewed for three years during our 2014 annual meeting of unitholders; and the remaining two directors were designated as the Class I elected directors and will serve until our annual meeting of unitholders in 2018, as their term was renewed for three years during our 2015 annual meeting of unitholders. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

With respect to our corporate governance, there are several significant differences between us and a domestic issuer in that the New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee.

We have two committees: an audit committee and a conflicts committee. Three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our conflicts committee are Messrs. John Karakadas, Serafeim Kriempardis and Dimitris Papastefanou Gkouras.

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

The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian, Romanian and Sri Lankan officers and Filipino, Georgian, Romanian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. — Major Unitholders and Related Party Transactions”.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 22, 2016, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 21, 2016 (60 days after March 22, 2016) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (83,079,710), not including general partner units (1,695,509). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)(2)	500,000	*
Efstratios Desypris	—	—
George Achniotis	*	*
Robert Pierot	*	*
Shunji Sasada	*	*
Serafeim Kriempardis	—	—
John Karakadas	—	—
Dimitris Papastefanou Gkouras	—	—
Vasiliki Papaefthymiou	—	—
All directors and officers as a group (9 persons)(2)(3)	570,000	*

*	Less than 1%
(1)	Held through Amadeus Maritime S.A., a corporation owned by Angeliki Frangou, our Chairman and Chief Executive Officer.
(2)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as our director, Shunji Sasada. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.
(3)	Each director, executive officer and key employee, beneficially owns less than one percent of the outstanding common units.

Item 7. Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 22, 2016, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 21, 2016 (60 days after March 22, 2016) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based all outstanding common units (84,775,219), which includes the general partner units (1,695,509).

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

B. Related Party Transactions

As of December 31, 2015, Navios Holdings, the sole member of our General Partner, owned 15,344,310 common units, which represented an 18.1% limited partner interest in us based on the then outstanding common units (20.1% including the 2.0% general partner interest). Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 18 for the Investment in Navios Europe I and respective ownership interests.

The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $0.8 million, under the caption “Loans receivable from affiliates.” As of each of December 31, 2015 and December 31, 2014, the amount undrawn from the Navios Revolving Loans I was $9.1 million, of which Navios Partners’ portion was $0.5 million.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 18 for the Investment in Navios Europe II and respective ownership interests.

The Navios Revolving Loans II earn an 18.0% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital is $0.8 million, under the caption “Loans receivable from affiliates.” As of December 31, 2015, the amount undrawn from the Navios Revolving Loans II was $23.1 million, of which Navios Partners’ portion was $1.2 million.

Share Purchase Agreements

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

Indemnification

Navios Holdings will also indemnify us for liabilities related to certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

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

In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.Intermediate and special survey expenses (including drydocking expenses) will be reimbursed at cost under the management agreement.

The management agreement may be terminated prior to the end of its term by us upon 120 days notice if there is a change of control of the Manager, or by the Manager upon 120 days notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by the Manager upon 120 days notice if:

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

Furthermore, at any time after the first anniversary of the management agreement, the management agreement may be terminated prior to the end of its term by us or by the Manager upon 365 days notice for any reason other than those described above.

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

Administrative Services Agreement

At the closing of the IPO, we entered into the Administrative Services Agreement, as amended, with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. The agreement has term expiring in December 2017.

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

Common Unit Purchase Agreement between Navios Partners and Amadeus Maritime S.A.

In connection with the IPO, we entered into a common unit purchase agreement with Amadeus Maritime S.A. (“Amadeus Maritime”), a corporation wholly-owned by Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, pursuant to which we sold 500,000 common units to Amadeus Maritime at a price per unit equal to the public offering price.

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31,

2017. Total general and administrative expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $6.2 million, $6.1 million and $4.4 million, respectively.

Management Fees

Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

Total management fees for the years ended December 31, 2015, 2014 and 2013 amounted to $56.5 million, $50.4 million and $36.2 million, respectively.

Other

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $3.6 million, which was recorded as “Other income” for the year ended December 31, 2015.

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

Cash Distribution Policy

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our board of directors elected to suspend distributions on our common units. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement could not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy is affected by restrictions on distributions under our credit facilities that we entered into in connection with the closing of the IPO. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. The board of directors will continue to reassess the Company’s distribution policy as the environment changes. (See “Suspension of Distributions” above).

During the years ended December 31, 2015, 2014 and 2013 the aggregate amount of cash distribution paid was $132.3 million, $139.0 million and $122.4 million, respectively.

Incentive Distribution Rights

Although we have suspended payments of our quarterly cash distributions, the following description of our incentive distribution rights reflects such rights in the event the distributions are reinstated and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9. The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2015	$13.89	$2.71
December 31, 2014	$20.40	$9.67
December 31, 2013	$19.45	$12.84
December 31, 2012	$16.94	$11.59
December 31, 2011	$21.38	$11.31
Quarter Ended:
December 31, 2015	$8.75	$2.71
September 30, 2015	$11.41	$6.96
June 30, 2015	$13.22	$10.63
March 31, 2015	$13.89	$9.75
December 31, 2014	$18.12	$9.67
September 30, 2014	$20.40	$17.00
June 30, 2014	$19.46	$17.96
March 31, 2014	$19.76	$16.78
Month Ended:
March 22, 2016	$1.63	$1.06
February 29, 2016	$2.25	$0.80
January 31, 2016	$3.07	$1.69
December 31, 2015	$3.50	$2.71
November 30, 2015	$7.14	$3.48
October 31, 2015	$8.75	$7.13

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

On March 12, 2015, we executed the Third Amended and Restated Agreement of Limited Partnership of Navios Partners in order to reflect the conversion of the Subordinated Units and the Subordinated Series A Units into Common Units.

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

•	Facility Agreement for a $260.0 million revolving credit and term loan facility, by and among Navios Partners, Commerzbank AG and DVB Bank AG, dated November 15, 2007. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement dated June 25, 2008, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement dated January 30, 2009, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by an agreement dated June 25, 2008) for a loan facility of up to $295.0 million. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Third Supplemental Agreement dated January 11, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008 and January 30, 2009). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fourth Supplemental Agreement dated March 30, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009 and January 11, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fifth Supplemental Agreement dated June 1, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010 and March 30, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Sixth Supplemental Agreement dated December 13, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010 and June 1, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Seventh Supplemental Agreement dated May 31, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010 and December 13, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Eighth Supplemental Agreement dated September 30, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010 and May 31, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Ninth Supplemental Agreement dated March 30, 2012, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010, May 31, 2011 and September 30, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for a $35.0 million term loan facility, dated May 27, 2011, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated December 4, 2012, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated March 27, 2013, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012 to revise the lender majority vote requirement and expand the definition of Security Value. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated December 24, 2015, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated March 22, 2016, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for a $44.0 million term loan facility, dated August 8, 2012, among Navios Partners and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014, among Navios Partners and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	First Supplemental Agreement, dated April 8, 2015, to Facility Agreement for $56.0 million term loan facility among Navios Partners and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Second Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $56.0 million term loan facility among Navios Partners and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $164.0 million term loan facility, dated April 16, 2015, among Navios Partners and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Acquisition Omnibus Agreement, dated as of May 28, 2010, among Navios Partners, Navios Acquisition and Navios Holdings. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Navios Midstream Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Maritime Midstream Partners L.P., Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., Navios Maritime Acquisition Corporation and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 4 to Management Agreement dated August 29, 2014, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 5 to Management Agreement dated February 10, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 6 to Management Agreement dated May 4, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Registration Rights Agreement dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

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

This discussion is based upon provisions of the Internal Revenue Code (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this filing and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

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

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “non-corporate U.S. Holder”) generally will be treated as “qualified dividend income” that is taxable to such non-corporate U.S. Holder at preferential capital gain tax rates, provided that: (i) subject to the possibility that our common units may be delisted by a qualifying exchange, our common units are traded on an “established securities market” in the United States (such as the NYSE where our common units are traded) and are “readily tradeable” on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

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

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss indefinitely.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, subject to the possibility that our common units may be delisted by a qualifying exchange, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common units owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common units are no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2015, the value of U.S. dollar increased by approximately 10.8% as compared to the Euro.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2015, 2014 and 2013, we paid interest on our outstanding debt at a weighted average interest rate of 4.4%, 4.7% and 3.7%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2015, 2014 and 2013, by $6.1 million, $5.6 million and $3.5 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2015, our most significant counterparties were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 24.0%, 17.4% and 11.4%, respectively, of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively, of total revenues. For the year ended December 31, 2013, Navios Partners’ customers representing 10% or more of total revenues were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented. Following the termination of the credit default insurance through its third party insurer, entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2015, the Company submitted claims under this agreement to Navios Holdings for a total amount of $3.6 million, which was recorded as “Other income” for the year ended December 31, 2015.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2015.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2015, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2015 and 2014 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2015 and 2014 were $0.2 million and $0.3 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2015 and 2014.

Tax Fees

There were no tax fees billed in 2015 and 2014.

Other Fees

There were no other fees billed in 2015 and 2014.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2015.

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

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(28)

1.3	Certificate of Formation of Navios GP L.L.C.(1)

1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.7	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(2)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(3)

4.11	Registration Rights Agreement(3)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(4)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(6)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(6)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(8)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(9)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(10)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(11)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(12)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement(13)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(15)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(12)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(16)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.28	Supplemental Agreement, dated March 27, 2013, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.29	Supplemental Agreement, dated April 17, 2014, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(22)

4.30	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(16)

4.31	Credit Agreement for $250.0 million term loan facility, dated June 27, 2013(19)

4.32	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.33	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.34	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(23)

4.35	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(14)

4.36	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(14)

4.37	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(20)

4.38	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(24)

4.39	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(26)

4.40	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(29)

4.41	Amendment No. 7, dated February 4, 2016, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.*

4.42	Facility Agreement for $164.0 million term loan facility, dated April 16, 2015(29)

4.43	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $164.0 million term loan facility*

4.44	Supplemental Agreement, dated April 8, 2015, to Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(29)

4.45	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $56.0 million term loan facility*

4.46	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012*

4.47	Credit Agreement for $60.0 million term loan facility, dated May 29, 2015(30)

4.48	Acquisition Omnibus Agreement(21)

4.49	Navios Midstream Omnibus Agreement(27)

4.50	Registration Rights Agreement, dated February 4, 2015(25)

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of PricewaterhouseCoopers S.A.*

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2015 and 2014; (ii) Consolidated Statements of Income for each of the years ended December 31, 2015, 2014 and 2013; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2015, 2014 and 2013; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.
(9)	Previously filed as an exhibit to a Report on Form 6-K filed on April 8, 2010 and hereby incorporated by reference.
(10)	Previously filed as an exhibit to a Report on Form 6-K filed on June 11, 2010 and hereby incorporated by reference.
(11)	Previously filed as an exhibit to a Report on Form 6-K filed on March 1, 2011 and hereby incorporated by reference.
(12)	Previously filed as an exhibit to a Report on Form 6-K filed on June 8, 2011 and hereby incorporated by reference.
(13)	Previously filed as an exhibit to a Report on Form 6-K filed on October 5, 2011 and hereby incorporated by reference.
(14)	Previously filed as an exhibit to a Report on Form 6-K filed on October 24, 2011 and hereby incorporated by reference.
(15)	Previously filed as an exhibit to a Report on Form 6-K filed on April 9, 2012 and hereby incorporated by reference.
(16)	Previously filed as an exhibit to a Report on Form 6-K filed on September 5, 2012 and hereby incorporated by reference.
(17)	Previously filed as an exhibit to a Report on Form 6-K filed on January 31, 2013 and hereby incorporated by reference.
(18)	Previously filed as an exhibit to a Report on Form 6-K filed on May 2, 2013 and hereby incorporated by reference.
(19)	Previously filed as an exhibit to a Report on Form 6-K filed on July 11, 2013 and hereby incorporated by reference.
(20)	Previously filed as an exhibit to a Report on Form 6-K filed on November 7, 2013 and hereby incorporated by reference.
(21)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed on March 15, 2013 and hereby incorporated by reference.
(22)	Previously filed as an exhibit to a Report on Form 6-K filed on July 31, 2014 and hereby incorporated by reference.
(23)	Previously filed as an exhibit to a Report on Form 6-K filed on September 30, 2014 and hereby incorporated by reference.

(24)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2014 and hereby incorporated by reference.
(25)	Previously filed as an exhibit to a Report on Form 6-K filed on February 12, 2015 and hereby incorporated by reference.
(26)	Previously filed as an exhibit to a Report on Form 6-K filed on February 17, 2015 and hereby incorporated by reference.
(27)	Previously filed as an exhibit to a Report on Form F-1/A for Navios Maritime Midstream Partners L.P. filed on October 22, 2014 and hereby incorporated by reference.
(28)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 13, 2015 and hereby incorporated by reference.
(29)	Previously filed as an exhibit to a Report on Form 6-K filed on May 5, 2015 and hereby incorporated by reference.
(30)	Previously filed as an exhibit to a Report on Form 6-K filed on August 3, 2015 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By: Angeliki Frangou
Its: Chairman and Chief Executive Officer

Date: March 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2015 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 23, 2016

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	3	$26,750	$99,495
Restricted cash	3	7,789	954
Accounts receivable, net	4	3,999	13,278
Prepaid expenses and other current assets	5	1,297	1,470

Total current assets		39,835	115,197

Vessels, net	6	1,230,049	1,139,426
Deposits for vessels acquisitions	6	—	10
Deferred drydock and special survey costs, net and other long-term assets		22,232	8,750
Investment in affiliates	18	1,315	521
Loans receivable from affiliates	17	1,521	750
Intangible assets	7	55,339	74,055

Total non-current assets		1,310,456	1,223,512

Total assets		$1,350,291	$1,338,709

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$2,706	$3,824
Accrued expenses	9	2,516	3,623
Deferred revenue		4,290	4,310
Current portion of long-term debt	10	23,336	16,435
Amounts due to related parties	17	8,680	1,880

Total current liabilities		41,528	30,072

Long-term debt, net of current portion and discount	10	574,742	559,539
Deferred revenue		1,806	—

Total non-current liabilities		576,548	559,539

Total liabilities		618,076	589,611

Commitments and contingencies	15	—	—
Partners’ capital:
Common Unitholders (83,079,710 and 77,359,163 units issued and outstanding at December 31, 2015 and December 31, 2014, respectively)	12	728,046	744,075
General Partner (1,695,509 and 1,578,763 units issued and outstanding at December 31, 2015 and December 31, 2014, respectively)	12	4,169	5,023

Total partners’ capital		732,215	749,098

Total liabilities and partners’ capital		$1,350,291	$1,338,709

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Time charter and voyage revenues (includes related party revenue of $38,809, $27,444 and $23,738 for the years ended December 31, 2015, 2014 and 2013, respectively)	13,17	$223,676	$227,356	$198,159
Time charter and voyage expenses		(7,199)	(15,390)	(14,943)
Direct vessel expenses		(4,043)	(761)	—
Management fees (entirely through related parties transactions)	17	(56,504)	(50,359)	(36,173)
General and administrative expenses	17	(7,931)	(7,839)	(6,305)
Depreciation and amortization	6,7	(75,933)	(95,822)	(77,505)
Interest expense and finance cost, net	10	(31,720)	(28,761)	(16,910)
Interest income		222	243	50
Other income	20	5,232	47,935	13,730
Other expense		(3,995)	(1,749)	(1,097)

Net income		$41,805	$74,853	$59,006

Earnings per unit (see note 19):

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Earnings per unit:
Common unit (basic and diluted)	$0.48	$0.93	$0.84

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
OPERATING ACTIVITIES
Net income		$41,805	$74,853	$59,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	75,933	95,822	77,505
Amortization and write-off of deferred financing cost and discount		3,727	3,091	4,035
Amortization of deferred drydock and special survey costs		4,043	761	—
Changes in operating assets and liabilities:
Net increase/(decrease) in restricted cash		(426)	223	(2)
Decrease/(increase) in accounts receivable		9,279	3,020	(8,520)
Decrease/(increase) in prepaid expenses and other current assets		173	193	(1,069)
Decrease/(increase) in other long-term assets		20	(9)	188
Payments for dry dock and special survey costs		(17,545)	(9,429)	—
(Decrease)/increase in accounts payable		(1,118)	653	1,081
(Decrease)/increase in accrued expenses		(1,107)	(253)	277
Increase/(decrease) in deferred revenue		1,786	1,313	(6,115)
Increase/(decrease) in amounts due to related parties		6,800	1,423	(21,544)

Net cash provided by operating activities		123,370	171,661	104,842

INVESTING ACTIVITIES:
Acquisition of vessels	6	(147,830)	(156,221)	(341,193)
Deposits for acquisition of vessels, net of transfers to vessel acquisitions		—	(10)	(7,271)
Investment in affiliates		(794)	—	(500)
Loans receivable from affiliates		(771)	(470)	(280)
Increase in restricted cash		—	—	(98,179)
Release of restricted cash for vessel acquisitions		—	33,429	64,750

Net cash used in investing activities		(149,395)	(123,272)	(382,673)

FINANCING ACTIVITIES:
Cash distributions paid	19	(132,306)	(138,994)	(122,382)
Net proceeds from issuance of general partner units	12	1,528	2,233	3,167
Proceeds from issuance of common units, net of offering costs	12	72,090	104,499	148,022
Proceeds from long-term debt	10	79,819	56,000	434,500
Net (increase)/decrease in restricted cash	10	(6,409)	—	28,354
Repayment of long-term debt and payment of principal	10	(60,696)	(7,060)	(201,412)
Debt issuance costs		(746)	(918)	(9,204)

Net cash (used in)/provided by financing activities		(46,720)	15,760	281,045

(Decrease)/increase in cash and cash equivalents		(72,745)	64,149	3,214
Cash and cash equivalents, beginning of period		99,495	35,346	32,132

Cash and cash equivalents, end of period		$26,750	$99,495	$35,346

		Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Supplemental disclosures of cash flow information
Cash interest paid		$26,787	$25,870	$13,324
Non-cash financing activities
Due to related parties		$—	$253	$—
Acquisition of vessels		$—	$(253)	$—

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
	General Partner		Common Unitholders		Total Partners’ Capital
	Units		Units
Balance December 31, 2012	1,226,721	$2,090	60,109,163	$616,604	$618,694
Cash distribution paid	—	(4,285)	—	(118,097)	(122,382)
Proceeds from issuance of common units, net of offering costs(see note 12)	—	—	10,925,000	148,022	148,022
Net proceeds from issuance of general partners units (see note 12)	222,960	3,167	—	—	3,167
Net income	—	3,057	—	55,949	59,006

Balance December 31, 2013	1,449,681	$4,029	71,034,163	$702,478	$706,507
Cash distribution paid	—	(4,867)	—	(134,127)	(138,994)
Proceeds from issuance of common units, net of offering costs (see note 12)	—	—	6,325,000	104,499	104,499
Net proceeds from issuance of general partner units (see note 12)	129,082	2,233	—	—	2,233
Net income	—	3,628	—	71,225	74,853

Balance December 31, 2014	1,578,763	$5,023	77,359,163	$744,075	$749,098
Cash distribution paid	—	(4,362)	—	(127,944)	(132,306)
Proceeds from issuance of common units, net of offering costs (see note 12)	—	—	5,720,547	72,090	72,090
Net proceeds from issuance of general partner units (see note 12)	116,746	1,528	—	—	1,528
Net income	—	1,980	—	39,825	41,805

Balance December 31, 2015	1,695,509	$4,169	83,079,710	$728,046	$732,215

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and container vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

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

As of December 31, 2015, there were outstanding: 83,079,710 common units and 1,695,509 general partnership units. As of December 31, 2015, Navios Holdings owned a 20.1% interest in Navios Partners, which included a 2.0% general partner interest.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Change in Accounting Principle: The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted guidance codified in ASU 2015-03 Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. Upon adoption, the Company applied the new guidance retrospectively to all prior periods presented in the financial statements. The Company elected to early adopt the requirements of ASU 2015-03 effective beginning the first quarter ending March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Income, or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on the Company’s Consolidated Balance Sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $7,305, with a corresponding decrease of $5,102 in Long-term debt, net and Total non-current liabilities and a decrease of $2,203 in Current portion of long-term debt net and Total current liabilities.

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

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of incorporation	Statements of income
Company name	Vessel name		2015	2014	2013
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	9/11 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	10/11 –12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/18 – 12/31	—
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/07 – 12/31	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/4 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/4 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/10 –12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 –12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 –12/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 12/31	8/29 – 12/31	—
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 12/31	10/28 –12/31	—
Dune Shipping Corp.	MSC Cristina	Marshall Is.	4/22 – 12/31	—	—
Citrine Shipping Corporation	—	Marshall Is.	—	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 03/05	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 02/28	1/01 – 12/31	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	6/19 –12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/04 –12/31

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

(c)	Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

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

(e)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)	Restricted Cash: Restricted cash includes an amount of $4,184 held in retention and pledged accounts as required by Navios Partners’ credit facilities. As of December 31, 2015 and 2014, the restricted cash held in retention accounts was $7,789 and $954, respectively.

(g)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2015 and 2014 was $0 and $49, respectively.

(h)	Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

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

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months, depending on the vessels’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2015, 2014 and 2013, the amortization expense was $4,043, $761 and $0, respectively.

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

During the fourth quarter of fiscal 2015, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2015 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

was not required and no impairment of vessels and the intangible assets existed as of December 31, 2015, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

No impairment loss was recognized for any of the periods presented.

(k)	Deferred Financing Cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining credit facilities. These costs are amortized over the life of the related facility using the effective interest rate method, and are included in interest expense. Amortization expense and write-offs of deferred financing cost, including amortization of debt discount, for each of the years ended December 31, 2015, 2014 and 2013 were $3,727, $3,091 and $4,035, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2015, there was no impairment of intangible assets.

(m)

Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

settled or translated, are recognized in the statement of operations. The foreign currency gains/(losses) recognized in the accompanying consolidated statements of income, in other income or expense, for each of the years ended December 31, 2015, 2014 and 2013 were $19, $13 and $(13), respectively.

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

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

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

Deferred Revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

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

For the year ended December 31, 2015, our most significant counterparties were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 24.0%, 17.4% and 11.4%, respectively, of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively of total revenues. For the year ended December 31, 2013, Navios Partners’ customers representing 10% or more of total revenues were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

(r)	Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter, to the extent and as may be declared by the Board, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Available Cash: Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of the business (including reserve for Maintenance and Replacement Capital Expenditures)

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of Available Cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2015, 2014 and 2013, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $13,811, $24,047 and $14,593, respectively.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

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

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Partners adopted this standard with effect as of January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

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

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2015	December 31, 2014
Cash on hand and at banks	$26,332	$79,103
Short-term deposits and highly liquid funds	418	20,392

Total cash and cash equivalents	$26,750	$99,495

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2015, Navios Partners held money market funds of $418 with duration of less than three months. As of December 31, 2014, Navios Partners held time deposits of $19,000 and money market funds of $1,392 with duration of less than three months.

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

Restricted cash, at each of December 31, 2015 and December 31, 2014, included $7,789 and $954, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2015	December 31, 2014
Accounts receivable	$3,999	$13,327
Less: Provision for doubtful receivables	—	(49)

Accounts receivable, net	$3,999	$13,278

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2015	$(49)	$—	$49	$—
Year ended December 31, 2014	$(613)	$—	$564	$(49)
Year ended December 31, 2013	$(458)	$(155)	$—	$(613)

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2015	December 31, 2014
Prepaid voyage costs	$137	$634
Inventory	1,160	826
Other	—	10

Total prepaid expenses and other current assets	$1,297	$1,470

Inventories, which are comprised of bunkers due to freight voyages, are valued at cost as determined on the first-in, first-out basis.

NOTE 6 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$1,194,603	$(168,450)	$1,026,153
Additions	163,745	(50,472)	113,273

Balance December 31, 2014	$1,358,348	$(218,922)	$1,139,426
Additions	147,840	(57,217)	90,623

Balance December 31, 2015	$1,506,188	$(276,139)	$1,230,049

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

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for an acquisition cost of $147,840, of which $14,802 relates to vessel deposits paid and transferred during the year.

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

NOTE  7  – INTANGIBLE ASSETS

Intangible assets as of December 31, 2015 and 2014 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2013	$248,528	$(129,123)	$119,405
Additions	—	(23,287)	(23,287)
Accelerated amortization	(89,541)	67,478	(22,063)

Favorable lease terms December 31, 2014	$158,987	$(84,932)	$74,055
Additions	—	(18,716)	(18,716)
Write-off	(31,199)	31,199	—

Favorable lease terms December 31, 2015	$127,788	$(72,449)	$55,339

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amortization expense of favorable lease terms for the years ended December 31, 2015, 2014 and 2013 is presented in the following table:

	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013
Favorable lease terms	$(18,716)	$(23,287)	$(37,869)
Acceleration of favorable lease terms	—	(22,063)	(3,205)

Total	$(18,716)	$(45,350)	$(41,074)

The aggregate amortization of the intangibles as of December 31 is estimated to be as follows:

Year	Amount
2016	$17,329
2017	15,809
2018	8,686
2019	6,103
2020	5,411
2021 and thereafter	2,001

$55,339

As of December 31, 2015, acquisition cost and accumulated amortization, each amounting $31,199, was written-off as the intangible asset associated with the favorable lease that was fully amortized of the Navios Fulvia.

During the year ended December 31, 2014, Navios Partners’ accelerated $22,010 of amortization of the Navios Pollux favorable lease intangible due to a change in its useful life following the termination of the credit default insurance policy (Refer to Note 20 “Other Income” for further details). The additional amount of $53 of accelerated amortization incurred through December 31, 2014, related to the expiration of the intangible assets associated with two vessels of our fleet.

In relation to Navios Partners’ new suspension agreement, entered into in June 2013, the amount of $3,205 of the Navios Melodia favorable lease term that corresponded to the suspension period until April 2016 was written-off in the statement of income under the caption of “Depreciation and amortization”.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 9.6 years for favorable lease terms charter out.

NOTE  8  – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2015 and 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Creditors	$329	$1,571
Brokers	2,112	1,935
Insurances	149	151
Professional and legal fees	116	167

Total accounts payable	$2,706	$3,824

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2015 and 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Accrued voyage expenses	$1,411	$2,620
Accrued loan interest	864	380
Accrued legal and professional fees	241	623

Total accrued expenses	$2,516	$3,623

NOTE 10 – BORROWINGS

Borrowings as of December 31, 2015 and 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Term Loan B facility	$411,292	$433,389
Credit facilities	194,569	153,349

Total borrowings	$605,861	$586,738
Less: Long-term unamortized discount	(2,464)	(3,459)
Less: Current portion of long-term debt, net	(23,336)	(16,435)
Less: Deferred financing costs, net	(5,319)	(7,305)

Long-term debt, net	$574,742	$559,539

In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5,000). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101,614 of the facility with Commerzbank AG and DVB Bank AG (the “July 2012 Credit Facility”); (ii) fully repay the outstanding balance of $41,225 of the credit facility entered with DVB Bank AG on August 8, 2012 (the “August 2012 Credit Facility”); (iii) deposit $98,179 to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47,000 was released in September 2013 for the acquisition of the Navios Joy, $17,750 was released in October 2013 for the acquisition of the Navios Harmony and $33,429 was released in January 2014 to finance a portion of the purchase prices of the Navios Sun and the Navios La Paix, which were delivered in January 2014; and (iv) cover fees and expenses. The refinancing of the August 2012 Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $707 was written-off from the deferred financing fees.

On November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

On March 30, 2015 and on March 23, 2016, Navios Partners prepaid $21,000 and $3,000, respectively, of the Term Loan B facility. These prepayments were fully applied to the balloon payment. Following the prepayment of March 2015, an amount of $256 was written-off from the deferred financing fees.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of December 31, 2015, the outstanding balance of the Term Loan B facility including the add-on was $408,828, net of discount of $2,464, and it is repayable with a final payment of $411,292, in June 2018.

On September 22, 2014, Navios Partners entered into a credit facility with ABN AMRO Bank N.V. (the “September 2014 Credit Facility”) of up to $56,000 (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. Each tranche of the September 2014 Credit Facility was repayable in 20 equal quarterly installments of approximately $688, with a final balloon payment of $14,250 on the last repayment date. The maturity date of each tranche was five years after the drawdown date of such tranche. The tranches of the September 2014 Credit Facility bear interest at LIBOR plus 300 bps per annum. On March 30, 2015, Navios Partners prepaid $21,312 out of $53,938 outstanding on that date. Following this prepayment, an amount of $314 was written-off from the deferred financing fees. On April 8, 2015, Navios Partners entered into a supplemental agreement (the “First Supplemental Agreement”) to its September 2014 Credit Facility with ABN AMRO Bank N.V. following the release and discharge of Fairy Shipping Corporation and the YM Utmost from its obligations and liabilities under the September 2014 Credit Facility pursuant to a deed of release dated March 30, 2015. As of December 31, 2015, the outstanding balance of the loan was $29,424, and is repayable in 16 consecutive quarterly installments, the first 11 of which are $1,067 and the next five are $688, with a final balloon payment of $14,250 on the last repayment date.

On March 27, 2015, Navios Partners prepaid $2,346 of the July 2012 Credit facility and the prepayment was applied to 2015 installments. As of December 31, 2015, the outstanding balance of the July 2012 Credit facility was $88,282, and it was repayable in seven installments of $3,456 and one installment of $5,868, with a final balloon payment of $58,223. On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16,235 of the July 2012 Credit facility. This payment of this facility was accounted for as debt modification in accordance with ASC470 Debt.

On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. In September 30, 2015, the second tranche of April 2015 Credit Facility of $83,000 was cancelled. As of December 31, 2015, the outstanding balance of the April 2015 Credit facility of $76,863 was drawn on April 20, 2015, is repayable in 26 equal consecutive quarterly installments of $1,478, with a final balloon payment of $38,431 on the last repayment date. The final maturity date is April 20, 2022. The April 2015 Credit Facility bears interest at LIBOR plus 275 bps per annum. The April 2015 Credit Facility also requires compliance with certain financial covenants. Among other events, it will be an event of default under this credit facility if the financial covenants are not complied with.

In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60,000 (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of December 31, 2015, there was no outstanding amount under this facility and all $60,000 remained to be drawn.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2015, the total amount available to be drawn from all Navios Partners’ credit facilities was $60,000.

As of December 31, 2015, the total borrowings, net under the Navios Partners’ credit facilities were $598,078.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility and the April 2015 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility, the September 2014 Credit Facility and April 2015 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility, the September 2014 Credit Facility and April 2015 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 117% to 140%; (ii) minimum free consolidated liquidity of at least the higher of $25,000 and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.75 : 1.00; and (v) maintain a minimum net worth to $135,000 for the periods prior to any distributions by the Company, whilst during the last quarter prior to any distribution declaration should maintain: (a) a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (b) a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (c) a minimum net worth to $250,000. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

As of December 31, 2015, Navios Partners was in compliance with the financial covenants of all of its credit facilities.

The maturity table below reflects the principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2016	$26,416
2017	82,227
2018	421,093
2019	8,663
2020	20,162
2021 and thereafter	47,300

$605,861

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

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Other long-term debt: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance costs.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$26,750	$26,750	$99,495	$99,495
Restricted cash	$7,789	$7,789	$954	$954
Loans receivable from affiliates	$1,521	$1,521	$750	$750
Amounts due to related parties	$(8,680)	$(8,680)	$(1,880)	$(1,880)
Term Loan B facility, net	$(404,977)	$(406,410)	$(424,252)	$(431,764)
Other long-term debt, net	$(193,102)	$(194,569)	$(151,722)	$(153,349)

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2015 and December 31, 2014.

	Fair Value Measurements at December 31, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$26,750	$26,750	$—	$—
Restricted cash	$7,789	$7,789	$—	$—
Loans receivable from affiliates	$1,521	$—	$1,521	$—
Term Loan B facility, net(1)	$(406,410)	$—	$(406,410)	$—
Other long-term debt, net(1)	$(194,569)	$—	$(194,569)	$—

	Fair Value Measurements at December 31, 2014
	Total	Level I	Level II	Level III
Cash and cash equivalents	$99,495	$99,495	$—	$—
Restricted cash	$954	$954	$—	$—
Loans receivable from affiliates	$750	$—	$750	$—
Term Loan B facility, net(1)	$(431,764)	$—	$(431,764)	$—
Other long-term debt, net(1)	$(153,349)	$—	$(153,349)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 12 – ISSUANCE OF UNITS

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52,360 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $216 were approximately $50,120. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,069. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7,854 and net proceeds, including the underwriting discount, of approximately $7,518 and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $160. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $14,967. Following the public offering and the private placement, Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

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

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Asia	$133,542	$125,572	$119,776
Europe	70,121	64,858	48,906
North America	10,557	19,943	21,334
Australia	9,456	16,983	8,143

Total	$223,676	$227,356	$198,159

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

As of December 31, 2015, Navios Partners did not have any further commitments.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 16 – LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off–hires days) as of December 31, 2015, is as follows:

Amount
2016	$187,199
2017	157,484
2018	151,472
2019	122,315
2020	106,211
2021 and thereafter	318,716

$1,043,397

NOTE 17 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60,000. The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of December 31, 2015, there was no outstanding amount under this facility and all $60,000 remained to be drawn.

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of more than TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In January 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Total drydocking expenses reimbursed during the year ended December 31, 2015, 2014 and 2013 were $4,043, $761 and $0, respectively.

Total management fees for the year ended December 31, 2015, 2014 and 2013 amounted to $56,504, $50,359 and $36,173, respectively.

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

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2015, 2014 and 2013 amounted to $6,205, $6,089 and $4,366, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Balance due to related parties: Included in the current liabilities as of December 31, 2015 was an amount of $8,680, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses of $5,714, management fees outstanding of $1,203 and other receivables of $1,763. Amounts due to related parties as of December 31, 2014 was $1,880 mainly consisted of other payables for drydock and special survey expenses of $2,155 mitigated by other receivables of $275.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years, at a net daily rate of $12.50 for the first year and $13.50 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, this charter was extended for approximately six months at a net daily rate of $13.50 plus 50/50 profit sharing based on actual earnings and in October 2014, this charter was further extended for approximately one year at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from Navios Holdings amounted to $4,281, $4,768 and $4,625, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to Navios Holdings, at a net daily rate of $12.00 plus profit sharing. In April 2014, this charter was extended for approximately one year and the owners will receive 100% of the first $1.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Prosperity were transferred to Navios Holdings on March 5, 2015. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from Navios Holdings amounted to $771, $4,317 and $4,401, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years commencing in October 2012, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the years ended December 31, 2015, 2014 and 2013 the total revenue of Navios Partners from Navios Holdings amounted to $4,346, $4,034 and $4,471, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options, at a net daily rate of $12.00 plus profit sharing. The owners will receive 100% of the first $1.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, Navios Holdings exercised its first option to extend this charter, and in August 2014, Navios Holdings exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from Navios Holdings amounted to $3,987, $4,383 and $2,848, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran, a 2008-built Panamax vessel. The term of this charter was approximately six months commencing in June 2013, at a net daily rate of $11.00 plus profit sharing, with a six-month extension option. In December 2013, Navios Holdings exercised its option to extend this charter, at a net daily rate of $11.00 plus profit sharing. The owners will receive 100% of the first $2.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months.

On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Aldebaran were transferred to Navios Holdings on February 28, 2015. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from Navios Holdings amounted to $640, $4,036 and $2,293, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $10.00. In December 2013, Navios Holdings extended this charter for approximately six months at a net daily rate of $10.00 plus 50/50 profit sharing based on actual earnings. In January 2015, this charter was further extended for approximately one year at a net daily rate of $10.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in December 2015. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $3,139, $3,395 and $1,874, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel, which was completed in August 2013. In August 2014, Navios Partners entered into another charter with a subsidiary of Navios Holdings for the Navios Pollux. The term of this charter was approximately three months which commenced in August 2014, at a daily rate of $21.3 net per day. The charter contract was completed in November 2014. In February 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately for twelve months at a daily rate of $11.40 net per day plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $3,315, $2,496 and $1,509, respectively.

In March 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months that commenced in March 2015, at a net daily rate of $7.60 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $1,903, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hyperion, a 2004-built Panamax vessel. The term of this charter is approximately ten months that commenced in April 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,115, $0 and $0, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Soleil, a 2009-built Ultra-Handymax vessel. The term of this charter is approximately ten months that commenced in May 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in December 2015. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $1,892, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Harmony, a 2006-built Panamax vessel. The term of this charter is approximately twelve months that commenced in May 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. The vessel was redelivered in December 2015. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,905, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Orbiter, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,571, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fantastiks, a 2005-built Capesize vessel. The term of this charter is approximately ten months that commenced in June 2015, at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,569, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Alegria, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,203, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Sun, a 2005-built Panamax vessel. The term of this charter is approximately ten months that commenced in July 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,172, $0 and $0, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests (See Note 8—Issuance of Units).

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Revolving Loans to Navios Europe I: Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners will make available to Navios Europe Inc. (“Navios Europe I”) (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 18 for the Investment in Navios Europe I and respective ownership interests.

The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital is $749, under the caption “Loans receivable from affiliates.” As of December 31, 2015 and December 31, 2014, the amounts undrawn from the Navios Revolving Loans I were $9,100, of which Navios Partners’ portion was $455.

Revolving Loans to Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (II) Inc. (“Navios Europe II”) (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 18 for the Investment in Navios Europe II and respective ownership interests.

The Navios Revolving Loans II earn an 18.0% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital is $771, under the caption “Loans receivable from affiliates.” As of December 31, 2015, the amount undrawn from the Navios Revolving Loans II was $23,075, of which Navios Partners’ portion was $1,154.

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

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the year ended December 31, 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $3,605, which was recorded as “Other income” for the year ended December 31, 2015.

As of December 31, 2015, Navios Holdings held an 18.1% common unit interest in Navios Partners, represented by 15,344,310 common units and it also held a general partner interest of 2.0%.

NOTE 18 – INVESTMENT IN NAVIOS EUROPE I AND NAVIOS EUROPE II

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”) with a face amount of $173,367 and fair value of $68,535 as of December 31, 2015. In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

I. Navios Partners further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

As of December 31, 2015, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $1,315, which represents the Company’s carrying value of the investment of $566 plus the Company’s balance of the Navios Revolving Loans I of $749 and does not include the undrawn portion of the Navios Revolving Loans I.

As of December 31, 2015, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $749. Investment income of $45 was recognized in the statement of income under the caption of “Other income” for the year ended December 31, 2015. Investment income of $21 was recognized in the statement of income under the caption of “Other income” for the year ended December 31, 2014.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $23,568 as of December 31, 2015. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity (“VIE”) and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Partners further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of December 31, 2015, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $1,521, which represents the Company’s carrying value of the investment of $750 plus the Company’s balance of the Navios Revolving Loans II of $771 and does not include the undrawn portion of the Navios Revolving Loans II. As of December 31, 2015, the Navios Partners’ portion of the Navios Revolvings Loan II outstanding was $771. Investment income of $49 was recognized in the statement of income under the caption of “Other income” for the year ended December 31, 2015.

NOTE 19 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

will pay a quarterly distribution on the common units in any quarter. On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. The amount of any distributions paid under Navios Partners’ policy and the decision to make any distribution is determined by its board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

The first 98% of the quarterly distribution is paid to all common units holders. The incentive distributions rights (held by the General Partner) apply only after a minimum quarterly distribution of $0.4025.

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

On January 26, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2014 of $0.4425 per unit. The distribution was paid on February 13, 2015 to all holders of record of common and general partner units on February 11, 2015, which included the unitholders participating in the February 2015 offering (See Note 8—Issuance of units). The aggregate amount of the declared distribution was $38,097.

On April 28, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2015 of $0.4425 per unit. The distribution was paid on May 14, 2015 to all holders of record of common and general partner units on May 13, 2015. The aggregate amount of the declared distribution was $38,097.

On July 23, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2015 of $0.4425 per unit. The distribution was paid on August 14, 2015 to all holders of record of common and general partner units on August 13, 2015. The aggregate amount of the declared distribution was $38,097.

On November 3, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2015 of $0.2125 per unit. The distribution was paid on November 13, 2015 to all holders of record of common and general partner units on November 12, 2015. The aggregate amount of the declared distribution was $18,015.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the years ended December 31, 2015, 2014 and 2013.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Net income	$41,805	$74,853	$59,006
Earnings attributable to:
Common unit holders	39,825	71,225	55,949
Weighted average units outstanding (basic and diluted)
Common unit holders	82,437,128	76,587,656	66,317,588
Earnings per unit (basic and diluted):
Common unit holders	$0.48	$0.93	$0.84
Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.11	$1.79	$1.82
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.63)	$(0.86)	$(0.98)

NOTE 20 – OTHER INCOME

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the year ended December 31, 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $3,605, which was recorded as “Other income”.

During the year ended December 31, 2014, Navios Partners received cash compensation of $17,779 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Partners has no continuing obligation to provide any further services to the counterparty and has therefore recognized the entire compensation received immediately in the Statement of Income within the caption of “Other income”.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 21 – SUBSEQUENT EVENTS

On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015.

On February 4, 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.