Form 20-F
period 2016-12-31
Navios Maritime Partners L.P.
filed 2017-03-13
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-33811

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

83,323,911 Common Units

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2016 and 2015 and operating results for the years ended December 31, 2016, 2015, and 2014, were derived from our audited consolidated financial statements of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”) which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and December 31, 2012 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(Expressed in thousands of U.S. dollars-except unit and per unit data)
Statement of Income Data
Time charter and voyage revenues	$190,524	$223,676	$227,356	$198,159	$205,435
Time charter and voyage expenses	(5,673)	(7,199)	(15,390)	(14,943)	(12,937)
Direct vessel expenses	(6,381)	(4,043)	(761)	—	(25)
Management fees	(59,209)	(56,504)	(50,359)	(36,173)	(31,689)
General and administrative expenses	(12,351)	(7,931)	(7,839)	(6,305)	(5,555)
Depreciation and amortization	(92,370)	(75,933)	(95,822)	(77,505)	(71,622)
Vessel impairment losses	(27,201)	—	—	—	—
Loss on sale of securities	(19,435)	—	—	—	—
Interest expense and finance cost, net	(31,247)	(31,720)	(28,761)	(16,910)	(10,127)
Interest income	541	222	243	50	229
Other income	14,523	5,232	47,935	13,730	22,598
Other expense	(4,270)	(3,995)	(1,749)	(1,097)	(409)

Net (loss)/ income	$(52,549)	$41,805	$74,853	$59,006	$95,898

	Year ended December 31,
	2016	2015	2014		2013		2012
	(Expressed in thousands of U.S. dollars-except unit and per unit data)
Balance Sheet Data (at period end)
Current assets, including cash	$56,349	$39,835	$115,197		$54,484		$70,033
Vessels, net	1,037,206	1,230,049	1,139,426		1,026,153		721,391
Total assets	1,268,580	1,350,291	1,338,709	(2)	1,241,616	(2)	952,185	(2)
Total long-term debt, including current portion net of discount	523,776	598,078	575,974	(2)	524,861	(2)	296,942	(2)
Total partners’ capital	680,209	732,215	749,098		706,507		618,694
Units issued and outstanding
Common unit holders	83,323,911	83,079,710	77,359,163		71,034,163		60,109,163
Weighted average units outstanding (basic and diluted)
Common unit holders	83,107,066	82,437,128	76,587,656		66,317,588		58,008,617
Earnings per unit (basic and diluted)
Common unit	$(0.62)	$0.48	$0.93		$0.84		$1.61
Dividends declared per unit
Dividend per common unit	$—	$1.54	$1.73		$1.66		$1.72
Dividend per general partner unit	$—	$2.57	$3.08		$2.96		$3.01
Cash Flow Data
Net cash provided by operating activities	$56,527	$123,276	$171,661		$104,842		$179,081
Net cash provided by/ (used in) investing activities	5,051	(149,301)	(123,272)		(382,673)		(109,698)
Net cash (used in)/provided by financing activities	(70,968)	(46,720)	15,760		281,045		(85,329)
Fleet Data:
Vessels at end of period(1)	32	31	32		28		21

(1)	Includes owned and chartered-in vessels.
(2)	The total assets and long-term debt, including current portion net of discount presented in this table have been revised to reflect the adoption of ASU 2015-03.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay quarterly distributions on our common units following the establishment of cash reserves and payment of fees and expenses or to reinstate distributions.

We may not have sufficient cash available to pay quarterly distributions or to reinstate distributions following the establishment of cash reserves and payment of fees and expenses. In February 2016, we announced that our board of directors decided to suspend the quarterly cash distributions to our unitholders, including the distribution for the quarter ended December 31, 2015, in order to conserve cash and improve our liquidity. Our ability to reinstate distributions will be at the discretion of our board of directors. The amount of cash we can distribute on our common units depends principally upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee until December 2017;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for dry cargo commodities;

•	supply of dry cargo vessels;

•	prevailing global and regional economic and political conditions;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	current charter rates are at historic lows and we cannot predict when this circumstance will change.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2015, to February 27, 2017, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $2,260 and a high of $12,478. Additionally, during the period from January 1, 2015, to February 27, 2017, the Baltic Exchange’s Capesize time charter average (BCI-5TCA) daily rates experienced a low of $1,985 and a high of $20,601, and the Baltic Dry Index (“BDI”) experienced a low of 290 points and a high of 1,257 points. While the BDI was 878 as of February 27, 2017, there can be no assurance that the drybulk charter market will increase further, and the market could decline. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, we may face decreases in such drybulk trade and demand. For example, the recent slowdown of the Chinese economy has adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at low levels. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union (the “EU”), as has occurred recently, or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2016. From 2009 to 2011, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, Trans-Pacific Eastbound trade lane growth was less than 1% per year in 2011 and 2012, while the Far East to Europe trade was positive in 2011 but turned negative in 2012 due to the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States. More recently, since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route at a time of increased vessel supply, has resulted in the highest annual scrapping on record. The oversupply in our market continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships were placed during 2014 and 2015, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of container ships slowed significantly in 2016. Liner companies have experienced a substantial drop-off in container shipping activity, resulting in decreased average freight rates since the second half of 2011, and the continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we charter our containerships. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity.

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

The demand for vessels has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, dry bulk products, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance drybulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities including piracy;

•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import and export restrictions, central bank policies and pollution conventions or protocols;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	changes in environmental and other regulations and standards that limit the profitability, operations or useful lives of vessels;

•	the availability of shipyard capacity; and

•	the economics of slow steaming.

The market value of our vessels, which has declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	development of an increase in use of other modes of transportation;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market value of our owned vessels decreases, we may breach covenants contained in our credit facilities. We purchased the majority of our drybulk vessels from Navios Holdings based on market prices that were for certain vessels at historically high levels. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of a vessel at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Charter rates in the drybulk and container shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay dividends.

The current charter rates for drybulk and container vessels have significantly decreased from their historic highs reached in the second quarter of 2008. If the drybulk shipping industry, which has been highly cyclical, is depressed in the future when our charters expire, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, or on vessels that we may acquire in the future, as well as, the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

All of our drybulk time charters are scheduled to expire on dates ranging from February 2017 to September 2022. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

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

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of December 21, 2016, newbuilding orders had been placed for an aggregate of less than 11% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Our significant maintenance and replacement capital expenditures may reduce or eliminate the amount of cash we have available for distribution to our unitholders. In each of October 2013, August 2014, February 2015, and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per container vessel of TEU 6,800; (e) $7,400 daily rate per container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less or no cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

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

As of December 31, 2016, all of our facilities were fully drawn and the total borrowings under our credit facilities amounted to $526.6 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

We have a credit facility with Commerzbank AG and DVB Bank AG (the “July 2012 Credit Facility”), a term loan facility (the “Term Loan B Facility”) and we currently repaid the credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) and the credit facility with HSH Nordbank AG (the “April 2015 Credit Facility”). As of December 31, 2016, the outstanding loan balance under Navios Partners’ credit facilities was $526.6 million.

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

The July 2012 Credit Facility, the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 105% to 140%; (ii) minimum free consolidated liquidity of $15.0 million as at December 31, 2016 and at least the higher of $20.0 million and the aggregate of interest and principal falling due during the previous six months all the other times; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) ranging of less than 0.75 or 0.80:1.00; and (v) maintain a minimum net worth to $135,000 for the periods prior to any distributions by the Company. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

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

Our growth depends on continued growth in demand for drybulk commodities, finished or semi-finished goods, and the shipping of drybulk cargoes as well as the shipping of containers.

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

China imports significant quantities of raw materials. For example, in 2016, China imported 1.008 billion tons of iron out of a total of 1.412 billion tons shipped globally accounting for about 71% of the global seaborne iron ore trade. While it only accounted for 18% of seaborne coal movements of coal in 2016 according to current estimates (201 million tons imported compared to 1.135 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (265 million tons imported compared to 1.180 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal or promoting the export of such coal. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

For the year ended December 31, 2016, our most significant counterparties were Hyundai Merchant Marine Co., Ltd. (“HMM”), Yang Ming Marine Transport Corporation and Mediterranean Shipping Co. S.A., which accounted for approximately 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for 24.0%, 17.4% and 11.4%, respectively of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

The charterers in the containership sector consist of a limited number of liner companies. The five container vessels acquired and delivered into our fleet in the fourth quarter of 2013 and the two container vessels acquired and delivered into our fleet in the third and fourth quarter of 2014, are respectively chartered out to the same counterparty on long-term charters, which have a significant impact on our revenues. An additional container vessel acquired and delivered into our fleet in the second quarter of 2015, which is chartered out on long-term charter, with significant impact in our revenue. We agreed in June 2016 to sell this container vessel and was delivered to the purchaser in January 2017. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations.

Recently, HMM has faced financial difficulties and has developed a restructuring plan, which included restructuring agreements for five of our container vessels (see Note 19—Notes Receivable). The loss of these customers could result in a significant loss of revenues, cash flows and our ability to maintain or improve distributions over the long term, and to service or refinance our debt. We could lose this or any customer or the benefits of a charter if, among other things:

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

On August 31, 2016, Hanjin filed for rehabilitation. Navios Partners had two Capesize vessels chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September, both vessels were redelivered to Navios Partners’ commercial management and were rechartered to third parties. Navios has filed claims for the lost revenues in accordance with the rehabilitation process. Rehabilitation proceedings were cancelled on February 2, 2017 and Hanjin entered into liquidation on February 17, 2017. Navios Partners’ claims will be assessed during these proceedings.

In August 2015, the Seoul Central District Court approved the second rehabilitation proceedings of Samsun Logix. One of our vessels chartered to Samsun Logix was redelivered in August 2015 and has been rechartered. The rehabilitation claim was sold to an unrelated third party. Navios Partners has no outstanding receivable from Samsun Logix.

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $31.0 million (which was received in April 2014). From the total compensation, $1.2 million was recorded immediately in the Statements of Operations within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29.8 million was recorded immediately in the Statements of Operations within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2016 and 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $9.2 million and $3.6 million, respectively, net of applicable deductions, of which $9.6 million and $3.8 million was recorded as “Other income” for the year ended December 31, 2016 and 2015, respectively.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and was performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners traded the vessel directly. On April 1, 2016, the vessel was delivered to KLC and the charter contract was resumed.

The risks and costs associated with vessels increase as the vessels age.

As of March 10, 2017, the vessels in our fleet had an average age of approximately 10.0 years and most dry cargo vessels have an expected life of approximately 25-28 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

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

We are subject to various laws, regulations and conventions, including environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the IMO periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limiting SOx emissions only), the North Sea area including the English Channel (limiting SOx emissions only), and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations, including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008, and as of February 7, 2017, had 83 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. In February 2017, EU members states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires ETS-regulated businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. If the bill becomes law, the ETS may result in additional compliance costs for our vessels.

In response to the Deepwater Horizon incident, the EU issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide, methane, and nitrogen oxides. In the U.S., the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). The EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At its 64th session (2012), the IMO’s Marine Environment Protection Committee (the “MEPC”) indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquefied Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process, and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013, the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation (as defined below) to an

EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

The Manager acting on our behalf may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.

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

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the U.S., the EU and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, or prohibitions/restrictions on, business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific trade and investment activities involving Iran.

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the nuclear-related sanctions with respect to Iran (including, among others, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (as listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly, to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities.

The EU has imposed travel bans and asset freezes on certain persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports, including Kerch Commercial Seaport, Sevastopol Commercial Seaport and Port Feodosia, are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of loans or credit to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on imports from Crimea, and it has also tightened restrictions on exports of certain goods and technology to Russia.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other EU Economic Sanctions Targets

The EU also maintains sanctions against Syria, Sudan, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Midstream and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Midstream or Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Midstream, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common units.

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

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNVGL, and Lloyd’s Register.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2016, the value of the U.S. dollar as compared to the Euro increased by approximately 4.0% compared with the respective value as of December 31, 2015. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, a vessel owned by our affiliate, Navios Maritime Acquisition Corporation, the Nave Atropos, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by Navios Maritime Acquisition Corporation (“Navios Acquisition”), came under attack from pirate action groups on her way out from her loading terminal about 50NM off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (“JWC”) “war and strikes” listed areas. Premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

Our securities are listed on the New York Stock Exchange (“NYSE”), a national securities exchange. Although we currently satisfy the NYSE minimum listing standards, which requires that we meet certain requirements relating to unitholders’ equity, including certain share price criteria, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on NYSE in the future.

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our unitholders due to thin trading; and

•	loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders, and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

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

Navios Holdings indirectly owns a 2.0% general partner interest in us through our general partner, which Navios Holdings owns and controls, and directly owns a 17.4% limited partner interest in us. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Midstream, and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings, Navios Midstream, and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings, Navios Midstream, or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Navios Holdings, Navios Midstream, and Navios Acquisition conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates. Each of our Chief Executive Officer and our Chief Financial Officer is also an executive officer of Navios Holdings, and our Chief Executive Officer is the Chief Executive Officer of Navios Acquisition, Navios Midstream, and Navios Holdings.

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

Under the terms of our existing Management Agreement, as amended in each of October 2013, August 2014, February 2015 and February 2016, with the Manager, we pay a fixed daily fee of: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per container vessel of TEU 6,800; (e) $7,400 daily rate per container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017 for technical and commercial management services provided to us by the Manager. Maintenance for our vessels and expenses related to drydocking expenses under this agreement will be reimbursed at cost upon occurrence. The term of the management agreement is until December 31, 2017.

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

•	The vote of the holders of at least 66 2/3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns approximately 17.4% of the total number of outstanding common units.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

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

Substantial future sales of our common units in the public market including through our continuous offering sales program could cause the price of our common units to fall.

On November 18, 2016, we entered into a continuous offering program sales agreement with S. Goldman Capital LLC, as our sales agent, for the offer and sale of up to $25 million in aggregate amount of our common units from time to time through the sales agent. Sales of the units are to be made pursuant to the Company’s shelf registration statement, filed on Form F-3 with the SEC and declared effective on January 15, 2014. The sales agent is not required to sell any specific number or dollar amount of our common units but will use its commercially reasonable efforts, subject to the terms of the continuous offering program sales agreement, to sell that number of shares up to $25 million of our common units upon our request. Sales of the shares may be made by any means permitted by law and deemed to be an “at-the-market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, and will generally be made by means of brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, or as otherwise agreed with the sales agent. Whether we choose to affect future sales under the continuous offering program will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital. The issuance from time to time of new common units through the continuous offering program or in any other equity offering, or the perception that such sales may occur, could have the effect of depressing the market price of our common units.

You may experience future dilution as a result of future equity offerings and other issuances of our common units or other securities.

In order to raise additional capital, we may in the future offer additional shares of our common units or other securities convertible into or exchangeable for our common units, including convertible debt. We cannot predict the size of future issuances or sales of our common units, including those made pursuant to the continuous offering program sales agreement or in connection with future acquisitions or capital activities, or the effect, if any, that such issuances or sales may have on the market price of our common units. The issuance and sale of substantial amounts of common units, including issuance and sales pursuant to the continuous offering program sales agreement, or announcement that such issuance and sales may occur, could adversely affect the market price of our common units. In addition, we cannot assure you that we will be able to make future sales of our common units or other securities in any other offering at a price per unit that is equal to or greater than the price per unit paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights that are superior to existing unitholders. The price per unit at which we sell additional common units or other securities convertible into or exchangeable for our common units in future transactions may be higher or lower than the price per unit in this offering, and could adversely impact the trading price of our common units.

Our management will have broad discretion with respect to the use of the proceeds resulting from the issuance of common units under the continuous offering program.

Our management will have broad discretion in the application of the net proceeds from continuous offering program and could spend such proceeds in ways that do not improve our results of operations or enhance the value of our common units. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our common units to decline. Pending their use, we may invest the net proceeds from continuous offering program in a manner that does not produce income or that loses value.

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

As of March 10, 2017, Navios Holdings directly owned 15,344,310 common units and 1,766,624 general partner units through our general partner (which Navios Holdings owns and controls), which together represent a 19.4% interest in us based on all outstanding common units and general partnership units.

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

Tax Risks

In addition to the following risk factors, you should read the section entitled “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2016 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

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

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2016 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Term Loan B Refinancing

On March 6, 2017, Navios Partners announced the issuance of a new $405.0 million Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR +500 basis points and has a three and a half year term. The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

Navios Partners intends to use the net proceeds of the Term Loan B facility to: (i) to refinance the existing Term Loan B; and (ii) to pay fees and expenses related to the term loans. The issuance of the new Term Loan B facility is subject to signing of definitive documentation.

Equity Offerings and Issuances

2016

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million. During the year ended December 31, 2016, Navios Partners issued 244,201 common units and received net proceeds of $0.4 million. Pursuant to the issuance of the common units, Navios Partners issued 4,984 general partnership units to the General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.01 million.

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

Navios Holdings currently owns a 19.4% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

Acquisitions

• Vessels

On December 30, 2016, Navios Partners acquired from an unrelated third party the Navios Beaufiks, a 2004 Japanese-built Capesize vessel of 180,310 dwt, for an acquisition cost of $15.3 million.

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

• Other

Navios Holdings has agreed to sell to Navios Partners certain loans previously funded by Navios Holdings to Navios Europe Inc. for $27.0 million, subject to signing of definitive documentation. The consideration paid by Navios Partners to Navios Holdings will be: (i) $4.05 million in cash; and (ii) the issuance to Navios Holdings of approximately 13.1 million common units of Navios Partners. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the sale based on the then outstanding balance of the loans.

Disposal of vessels

On January 9, 2017, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Apollon for a net sale price of $4.8 million. Delivery is expected by April 2017.

On January 12, 2017, Navios Partners completed the sale of the MSC Cristina. The vessel was sold to an unrelated third party for a net sale price of $125.0 million.

B. Business Overview

Introduction

We are an international owner and operator of drybulk and container vessels formed by Navios Holdings (NYSE: NM), a vertically integrated seaborne shipping company with over 60 years of operating history in the dry cargo shipping industry. Our vessels are generally chartered-out under medium to long-term time charters with an average remaining term of approximately three years to a strong group of counterparties, including Yang Ming Marine Transport Corporation, Cargill International S.A., Exelon Corporation (formerly Constellation Energy Group), Rio Tinto and Hyundai Merchant Marine Co., Ltd.

Our Fleet

Navios Partners controls 12 Panamax vessels, nine Capesize vessels, three Ultra-Handymax vessels and seven container vessels. Our fleet of high quality dry cargo vessels has an average age of 10.0 years for drybulk and container vessels, which approximates the current industry average of about 8.8 years for drybulk vessels and 11.6 years for container vessels, respectively (both industry average as of December 31, 2016). Panamax vessels are highly flexible vessels capable of carrying a wide range of dry cargo commodities, including iron ore, coal, grain and fertilizer and being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Container vessels are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of March 10, 2017:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Apollon	Ultra-Handymax	2000	52,073	April 2017		$11,210
Navios Soleil	Ultra-Handymax	2009	57,337	June 2017		$7,553
Navios La Paix	Ultra-Handymax	2014	61,485	May 2017		$125% of pool earnings
Navios Gemini S	Panamax	1994	68,636	March 2017		$3,088
Navios Libra II	Panamax	1995	70,136	March 2017		$10,395
Navios Felicity	Panamax	1997	73,867	April 2017		$4,750
Navios Galaxy I	Panamax	2001	74,195	February 2018		$21,938
Navios Hyperion	Panamax	2004	75,707	May 2017		$7,600
Navios Alegria	Panamax	2004	76,466	April 2017		$6,413
Navios Orbiter	Panamax	2004	76,602	March 2017		$5,402
				June 2017		$7,327
				December 2018	$	Index	(3)
Navios Helios	Panamax	2005	77,075	December 2017		$6,935
Navios Sun	Panamax	2005	76,619	June 2017		$4,054
				January 2019	$	Index	(3)
Navios Hope	Panamax	2005	75,397	June 2017		$4,054
				November 2018	$	Index	(3)
Navios Sagittarius	Panamax	2006	75,756	November 2018		$26,125
Navios Harmony	Panamax	2006	82,790	October 2017		$10,688
Navios Fantastiks	Capesize	2005	180,265	January 2018		$4,675+Index	(4)
Navios Aurora II	Capesize	2009	169,031	August 2017	$	Index	(5)
Navios Pollux	Capesize	2009	180,727	May 2017		$100% of pool earnings
Navios Fulvia	Capesize	2010	179,263	April 2017		$12,980
Navios Melodia	Capesize	2010	179,132	September 2022		$29,356	(6)
Navios Luz	Capesize	2010	179,144	January 2018		$5,250+Index	(7)
Navios Buena Ventura	Capesize	2010	179,259	December 2017	$	Index	(8)
Navios Joy	Capesize	2013	181,389	March 2018		$5,000+Index	(7)
Navios Beaufiks	Capesize	2004	180,310	September 2017	$	Index	(5)

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
Hyundai Singapore	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
Hyundai Tokyo	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
Hyundai Shanghai	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
Hyundai Busan	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
YM Utmost	Container	2006	8,204	August 2018		$34,266
YM Unity	Container	2006	8,204	October 2018		$34,266

(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds, where applicable.
(2)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.

(3)	Average BPI 4TC minus $2,488 net per day.
(4)	50% average BCI 5TC.
(5)	$9,480/day adjusted for 50% pool earnings or weighted average BCI 5TC.
(6)	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average.
(7)	52% average BCI 5TC.
(8)	100% average BCI 5TC.
(9)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable cash flows. We believe that the remaining medium to long-term, fixed-rate nature of our charters will provide a stable base of revenue (during high market periods we seek to fix longer term charters and during low market periods we seek shorter period employment in order to take advantage of any market up turn). In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and through the secondary market provides future growth in our revenue and distributable cash flow. We believe that our management agreement, which has been extended until December 31, 2017 and provides for a fixed management fee until December 31, 2017, will continue to provide us with predictable expenses.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management and Navios Holdings’ reputation within the shipping industry and its network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management through its in-house technical manager, which provides efficient operations and maintenance for our vessels at costs significantly below the industry average for vessels of a similar age. Navios Holdings’ expertise in fleet management is reflected in Navios Holdings’ history of a low number of off-hire days and in its record of no material incidents giving rise to loss of life or pollution or other environmental liability.

•	High-quality, flexible fleet. Our fleet consists of 12 Panamax vessels, nine Capesize vessels, three Ultra-Handymax vessels and seven container vessels. The average age of the vessels in our fleet approximates the average age of the world drybulk fleet. Our combined fleet had an average age of 10.0 years as of March 2017 (average age of 9.9 years for drybulk fleet and 10.6 years for containers fleet), compared to a current industry average age of about 8.8 years for the drybulk fleet and 11.6 years for the containers fleet (both industry averages as of December 31, 2016). Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Container vessels are designed to carry manufactured, finished or semi-finished goods in steel shipping containers or specific routes. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the drybulk and container time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. Our vessels are chartered-out under time charters with average remaining charter duration of approximately three years to a strong group of counterparties consisting of, amongst others: Yang Ming Marine Transport Corporation, Cargill International S.A., Exelon Corporation (formerly Constellation Energy Group), Rio Tinto and Hyundai Merchant Marine Co., Ltd. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize the remaining medium to long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have average remaining charter duration of approximately three years and have staggered charter expirations. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for container and drybulk vessels in a manner that is accretive to distributable cash flow per unit. We have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will assist us to make additional accretive acquisitions.

•	Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We will continue to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co. Ltd., Yang Ming Marine Transport Corporation and Mediterranean Shipping Co. S.A. which accounted for 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for 24.0%, 17.4% and 11.4%, respectively, of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 1,876 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 11,000 vessels, aggregating approximately 800 million dwt as of January 31, 2017. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only four companies are known to have fleets of 100 vessels or more after the merger of the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group into China COSCO Shipping. The other three are the largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 624 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,100 vessels, aggregating approximately 19.9 million TEU as of January 31, 2017. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only eight companies are known to control fleets of 100 vessels or more: AP Moller, Mediterranean Shipping Co. (MSC), China COSCO Shipping, CMA CGM, Pacific International Lines, Evergreen, Seaspan and Peter Dohle. There are about 40 owners known to control fleets of between 24 and 78 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, Seaspan and others including Navios Maritime Partners are tonnage providers.

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

We have arranged, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of underinsurance. We do not expect to maintain loss of hire insurance for our vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

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

Credit Risk Insurance

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $31.0 million (which was received in April 2014). From the total compensation, $1.2 million was recorded immediately in the Statements of Operations within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29.8 million was recorded immediately in the Statements of Operations within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

In August 2015, the Seoul Central District Court approved the second rehabilitation proceedings of Samsun Logix. One of our vessels chartered to Samsun Logix was redelivered in August 2015 and has been rechartered. The rehabilitation claim was sold to an unrelated third party. Navios Partners has no outstanding receivable from Samsun Logix.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2016 and 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $9.2 million and $3.6 million, respectively, net of applicable deductions, of which $9.6 million and $3.8 million was recorded as “Other income” for the year ended December 31, 2016 and 2015, respectively.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and was performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners traded the vessel directly. On April 1, 2016, the vessel was delivered to KLC and the charter contract was resumed.

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

The revised Annex VI provides, in particular, for a reduction of the global sulfur cap. After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. We anticipate incurring costs to comply with these more stringent standards by implementing measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, and may require installation and operation of further control equipment at significantly increased cost.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015).

At its 66th Session, the IMO’s Marine Environment Protection Committee (the “MEPC”) adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on

January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At MEPC 69, Annex VI was also amended to require recordkeeping requirements to demonstrate compliance with the NOX Tier III ECA.

At its 64th session (2012), the MEPC indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation.

The EU announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector.

On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. EU Regulation 2015/757 was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards. In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC must be implemented by individual members states through particular laws in each state by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants, starting in 2020. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx. Implementation of new laws by member states to reduce emissions may ultimately result in increased costs to us to comply with the more stringent standards.

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

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharge ballast water into a shore-side facility or not discharge ballast water within 12 nautical miles. Vessel owners/operators may request an extension to the compliance deadline by showing that, despite all efforts, it cannot comply with one of the approved systems or compliance methods. There are numerous foreign-approved Ballast Water Treatment Systems (“BWTS”) in the Coast Guard’s list of approved Alternate Management Systems. Importantly, on December 2, 2016, the Marine Safety Center issued the first Coast Guard type approved Ballast Water Management System (“BWMS”), called the Optimarin Ballast System (there are currently type-approved BWTS from three manufacturers). With this issuance, it may become more difficult to receive compliance extensions and thus could result in significant costs to install an approved BWTS; however, existing extensions will continue to be honored through the stated extension date. Failure to comply with U.S. ballast water regulations, including installation of BWTS by September 8, 2017, could result in civil or criminal fines or penalties.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 7, 2017 had 83 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2016 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2016 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2016. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2016.

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

We believe that, for our fiscal year ended December 31, 2016, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2016.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, Navios Europe Inc. (“Navios Europe I”), in which Navios Partners has an ownership interest of 5.0%, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe I was an affiliate of Navios Partners. As of December 31, 2016, Navios Partners had no effective voting interest in Navios Europe I.

In the consolidated financial statements of Navios Partners, Navios Europe (II) Inc. (“Navios Europe II”), in which Navios Partners has an ownership interest of 5.0%, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe II was an affiliate of Navios Partners. As of December 31, 2016, Navios Partners had no effective voting interest in Navios Europe II.

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

Equity Offerings and Issuances

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million. During the year ended December 31, 2016, Navios Partners issued 244,201 common units and received net proceeds of $0.4 million. Pursuant to the issuance of the common units, Navios Partners issued 4,984 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.01 million.

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

As of March 10, 2017, there were outstanding: 86,564,353 common units and 1,766,624 general partnership units. Navios Holdings owns a 19.4% interest in Navios Partners, which includes the 2.0% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

On January 12, 2017, the Company completed the sale of the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU. The vessel was sold to an unrelated third party for a total net sale price of $125.0 million.

On December 30, 2016, Navios Partners acquired from an unrelated third party the Navios Beaufiks, a 2004 Japanese-built Capesize vessel of 180,310 dwt, for an acquisition cost of $15.3 million.

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

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2014 to December 31, 2016.

		Country of incorporation	Statements of operations
Company name	Vessel name		2016	2015	2014
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/18 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/07 – 12/31
Perigiali Navigation Limited (***)	Navios Beaufiks	Marshall Is.	12/30 – 12/31	—	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 12/31	1/01 – 12/31	8/29 – 12/31
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	10/28 – 12/31
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	1/01 – 12/31	4/22 – 12/31	—
Citrine Shipping Corporation	—	Marshall Is.	—	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	—	1/01 – 03/05	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	—	1/01 – 02/28	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel has been classified as held for sale and was sold on January 12, 2017.
(***)	The vessel was acquired on December 30, 2016.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to eleven years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co. Ltd., Yang Ming Marine Transport Corporation and Mediterranean Shipping Co. S.A., which accounted for approximately 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for 24.0%, 17.4% and 11.4%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2017), provides us with a strong base of stable cash flows.

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

A. Operating results

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

The following table presents consolidated revenue and expense information for the years ended December 31, 2016 and 2015. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2016 (In thousands of U.S dollars)	Year Ended December 31, 2015 (In thousands of U.S dollars)
Time charter and voyage revenues (includes related party revenue of $1.9 million and $38.8 million for the years ended December 31, 2016 and 2015, respectively)	$190,524	$223,676
Time charter and voyage expenses	(5,673)	(7,199)
Direct vessel expenses	(6,381)	(4,043)
Management fees (entirely through related parties transactions)	(59,209)	(56,504)
General and administrative expenses	(12,351)	(7,931)
Depreciation and amortization	(92,370)	(75,933)
Vessel impairment losses	(27,201)	—
Loss on sale of securities	(19,435)	—
Interest expense and finance cost, net	(31,247)	(31,720)
Interest income	541	222
Other income	14,523	5,232
Other expense	(4,270)	(3,995)

Net (loss)/ income	$(52,549)	$41,805

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2016 decreased by $33.2 million or 14.8% to $190.5 million, as compared to $223.7 million for the same period in 2015. The decrease in time charter and voyage revenues was primarily due to the decline in the freight market during 2016, as compared to the same period in 2015, and was partially mitigated by an increase in revenue due to the delivery of the MSC Cristina in April 2015. As a result of the vessel acquisition, available days of the fleet increased to 11,296 days for the year ended December 31, 2016, as compared to 11,051 days for the year ended December 31, 2015. Time Charter Equivalent rate per day (“TCE”) decreased to $ 16,364 per day for the year ended December 31, 2016, from $19,739 per day for the year ended December 31, 2015.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2016 decreased by $1.5 million or 21.2% to $5.7 million, as compared to $7.2 million for the year ended December 31, 2015. The decrease was mainly attributable to the termination of the charter-in contracts of the Navios Prosperity and the Navios Aldebaran in the first quarter of 2015. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contracts of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings as of February 28, 2015 and March 5, 2015, respectively.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $6.4 million for the year ended December 31, 2016, as compared to $4.0 million for the year ended December 31, 2015.

Management fees: Management fees for the year ended December 31, 2016, increased by $2.7 million or 4.8% to $59.2 million, as compared to $56.5 million for the year ended December 31, 2015. The increase was mainly attributable to the increased daily management fee and the delivery of the MSC Cristina during the second quarter of 2015.

Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, Navios Partners further amended the Management Agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which will be reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

General and administrative expenses: General and administrative expenses increased by $4.4 million or 55.7% to $12.4 million for the year ended December 31, 2016, as compared to $7.9 million for the year ended December 31, 2015. The increase was mainly attributable to the increase in administrative fees paid to the Manager due to the delivery of the MSC Cristina in April 2015 and the increase in legal and professional fees, as well as audit fees and directors’ fees.

Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. For the year ended December 31, 2016 and 2015, the expenses charged by the Manager for administrative fees were $7.8 million and $6.2 million, respectively. The balance of $4.6 million and $1.7 million of general and administrative expenses, for the year ended December 31, 2016 and 2015, respectively, related to legal and professional fees, as well as audit fees and directors’ fees.

Depreciation and amortization: Depreciation and amortization amounted to $92.4 million for the year ended December 31, 2016 compared to $75.9 million for the year ended December 31, 2015. The increase of $16.4 million was attributable to a $20.5 million accelerated amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles due to change in their useful life (Refer Note 8 — Intangible Assets for further details). The above increase was partially mitigated by: (i) a $1.2 million decrease in depreciation expense due to the committed sale of the MSC Cristina in the second quarter of 2016; (ii) a $1.5 million decrease in amortization of the intangible for the Navios Luz and the Navios Buena Ventura which were written off during the third quarter of 2016; and (iii) a $1.4 million decrease in amortization of the intangibles mainly due to the Navios Fulvia which was written off during the third quarter of 2015. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

Vessel impairment losses: An impairment loss of $17.2 million was recorded in relation to the MSC Cristina, which was held for sale as of December 31, 2016. As of December 31, 2016, the Company had a current expectation that, more likely than not, the Navios Apollon would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group and recorded an impairment loss of $10.0 million. There was no vessel impairment loss for the year ended December 31, 2015.

Loss on sale of securities: A loss of $19.4 million was recorded in relation to the loss on sale of the HMM securities as of December 31, 2016 (see Note 19). There was no loss on sale of securities for the year ended December 31, 2015.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2016 decreased by $0.5 million or 1.5% to $31.2 million, as compared to $31.7 million for the year ended December 31, 2015. The decrease was mainly due to the decrease in the average outstanding loan balance to $558.1 million for the year ended December 31, 2016 as compared to $605.4 million for the same period in 2015. The decrease was partially mitigated by the higher weighted average interest rate of 4.67% for the year ended December 31, 2016 as compared to 4.44% for the same period in 2015. As of December 31, 2016 and 2015, the outstanding loan balance under Navios Partners’ credit facilities was $526.6 million and $603.4 million, respectively.

Interest income: Interest income increased by $0.3 million to $0.5 million for the year ended December 31, 2016, as compared to $0.2 million for the year ended December 31, 2015.

Other income: Other income for the year ended December 31, 2016 amounted to $14.5 million compared to $5.2 million for the year ended December 31, 2015. The increase was mainly attributable to the $9.6 million relating to claims submitted under the Navios Holdings Guarantee agreement.

Other expense: Other expense increased by $0.3 million to $4.3 million for the year ended December 31, 2016, as compared to $4.0 million for the year ended December 31, 2015.

Net (loss)/ income: Net (loss)/ income for the year ended December 31, 2016 amounted to $(52.5) million compared to $41.8 million for the year ended December 31, 2015. The decrease in net income of $94.4 million was due to the factors discussed above.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2016 of $85.0 million, as compared to $112.7 million for the year ended December 31, 2015. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities” and “Suspension of Distributions” contained herein).

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

	Year Ended December 31, 2015 (In thousands of U.S dollars)	Year Ended December 31, 2014 (In thousands of U.S dollars)
Time charter and voyage revenues (includes related party revenue of $38.8 million and $27.4 million for the years ended December 31, 2015 and 2014, respectively)	$223,676	$227,356
Time charter and voyage expenses	(7,199)	(15,390)
Direct vessel expenses	(4,043)	(761)
Management fees (entirely through related parties transactions)	(56,504)	(50,359)
General and administrative expenses	(7,931)	(7,839)
Depreciation and amortization	(75,933)	(95,822)
Interest expense and finance cost, net	(31,720)	(28,761)
Interest income	222	243
Other income	5,232	47,935
Other expense	(3,995)	(1,749)

Net income	$41,805	$74,853

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

Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Partners’ vessels during 2015 for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which will be reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

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

Depreciation and amortization: Depreciation and amortization amounted to $75.9 million for the year ended December 31, 2015 compared to $95.8 million for the year ended December 31, 2014. The decrease of $19.9 million was attributable to: (a) a $22.0 million accelerated amortization of the Navios Pollux favorable lease intangible due to change in its useful life in 2014 (Refer to Note 8 — Intangible Assets for further details); and (b) a $6.3 million decrease of amortization of the intangibles which were written off in the first quarter of 2014 for the Navios Orbiter, the Navios Hyperion and the Navios Pollux and the intangible for the Navios Fulvia which was written off in third quarter of 2015. The above decrease was primarily mitigated by an increase in depreciation expense of $6.7 million due to the increased number of vessels that were delivered into our owned fleet. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

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

Other income: Other income for the year ended December 31, 2015 amounted to $5.2 million compared to $47.9 million for the year ended December 31, 2014. The decrease was mainly attributable to the compensation received of $47.6 million from our third-party insurer for the termination of the credit default insurance in the first quarter of 2014, which resulted in a gain of $47.6 million. Other income for the year ended December 31, 2015, was mainly attributable to $3.6 million relating to claims submitted under Navios Holdings Guarantee agreement.

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

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2015 of $112.7 million, as compared to $150.2 million for the year ended December 31, 2014. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities” and “Suspension of Distributions” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

B. Liquidity and Capital Resources

Credit facilities

As December 31, 2016, the total borrowings, net under the Navios Partners’ credit facilities were $523.8 million.

Term Loan B facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile.

On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

During 2015 and 2016, Navios Partners prepaid $21.0 million and $25.0 million, respectively, of the Term Loan B facility. These prepayments were fully applied to the balloon payment. Following the prepayment of March 2015 and May 2016, an amount of $0.3 million and 0.2 million, respectively, was written-off from the deferred finance fees.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. On March 31, 2016, YM Unity was added as collateral to the Term Loan B facility. On November 14, 2016, six dry cargo vessels were added as collateral to the Term Loan B facility and a Capesize vessel has been added upon delivery in December 2016 in exchange for $13.5 million, held in the escrow account. Upon delivery of the Navios Beaufiks, the amount of $13.5 million was released and the vessel was added as collateral to the Term Loan B facility. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of December 31, 2016, the outstanding balance of the Term Loan B facility including the add-on was $384.8 million, net of discount of $1.5 million, and it is repayable with a final payment of $386.3 million in June 2018.

On March 6, 2017, Navios Partners announced the issuance of a new $405.0 million Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR +500 basis points and has a three and a half year term. The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

Navios Partners intends to use the net proceeds of the Term Loan B facility to: (i) to refinance the existing Term Loan B; and (ii) to pay fees and expenses related to the term loans. The issuance of the new Term Loan B facility is subject to signing of definitive documentation.

ABN AMRO Credit Facilities: On September 22, 2014, Navios Partners entered into the “September 2014 Credit Facility” of up to $56.0 million in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. The September 2014 Credit Facility bears interest at LIBOR plus 300 bps per annum. During 2015, Navios Partners prepaid $21.3 million. Following this prepayment, an amount of $0.3 million was written-off from the deferred finance fees. On March 31, 2016, the YM Unity was released and discharged from its obligations and liabilities under the September 2014 Credit Facility. On April 1, 2016, Navios Partners fully repaid the outstanding balance of $28.4 million of the facility with ABN AMRO Bank N.V. Following this repayment, an amount of $0.3 million was written-off from the deferred finance fees. As of December 31, 2016, there was no outstanding amount under this facility.

On June 23, 2016, Navios Partners entered into the “June 2016 Credit Facility” of up to $30.0 million to be used for the general corporate purposes of the borrower under such facility. The June 2016 Credit Facility bears interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. As of December 31, 2016, the outstanding balance of this facility was $29.0 million. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility.

Commerzbank/DVB Credit Facility: On March 27, 2015, Navios Partners prepaid $2.3 million of the July 2012 Credit Facility and the prepayment was applied to 2015 installments. On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16.2 million of the July 2012 Credit Facility. On November 10, 2016, Navios Partners prepaid $28.1 million in cash for the settlement of a nominal amount of $30.2 million of the July 2012 Credit facility achieving a $2.1 million gain on debt repayment. The prepayments of 2016 of this facility were accounted for as debt modification in accordance with ASC470 Debt. Following these prepayments, an amount of $0.2 million was written-off from the deferred finance fees. As of December 31, 2016, the outstanding balance of the July 2012 Credit facility was $41.9 million, and it was repayable in one quarterly installment of $1.6 million and four quarterly installments of $2.1 million, with a final balloon payment of $31.9 million on the last repayment date. The final maturity date is November 30, 2017.

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into the April 2015 Credit Facility (divided into two tranches), of up to $164.0 million in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of the April 2015 Credit Facility of $83.0 million was cancelled. As of December 31, 2016, the outstanding balance of the April 2015 Credit Facility was $71.0 million and is repayable in 22 equal consecutive quarterly installments of $1.5 million, with a final balloon payment of $38.4 million on the last repayment date. The final maturity date is April 20, 2022. The April 2015 Credit Facility bears interest at LIBOR plus 275 bps per annum. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60.0 million (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew down $21.0 million from Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this prepayment, an amount of $0.6 million was written off from the deferred finance fees. As of December 31, 2016, there was no outstanding amount under this facility (See Note 18 — Transactions with related parties and affiliates).

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. Our credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Our credit facilities also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 105% to 140%; (ii) minimum free consolidated liquidity of $15.0 million as at December 31, 2016 and at least the higher of $20.0 million and the aggregate of interest and principal falling due during the previous six months all the other times; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) ranging of less than 0.75 or 0.80 : 1.00; and (v) maintain a minimum net worth to $135.0 million for the periods prior to any distributions by the Company. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

As of December 31, 2016, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

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

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from asset sales and bank borrowings. As of December 31, 2016, Navios Partners’ current assets totaled $56.3 million, while current liabilities totaled $98.9 million, resulting in a negative working capital position of $42.6 million. In January 2017, Navios Partners sold the MSC Cristina to an unrelated third party for a total net sale price of $125.0 million and repaid the balance of the April 2015 Credit Facility of $71.0 million and the balance of the June 2016 Credit Facility of $29.0 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

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

As December 31, 2016, the total borrowings, net under the Navios Partners’ credit facilities were $523.8 million.

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

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52.4 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million were approximately $50.1 million. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7.9 million and net proceeds, including the underwriting discount, of approximately $7.5 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million. In addition, Navios Partners completed a private placement of

1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million. Navios Holdings currently owns a 19.4% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million. During the year ended December 31, 2016, Navios Partners issued 244,201 common units and received net proceeds of $0.4 million. Pursuant to the issuance of the common units, Navios Partners issued 4,984 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.01 million.

As of March 10, 2017, there were outstanding: 86,564,353 common units and 1,766,624 general partnership units. During the years ended December 31, 2016, 2015 and 2014, the aggregate amount of cash distribution paid was $0, $132.3 million and $139.0 million, respectively. In February 2016, we announced that our board of directors decided to suspend the quarterly cash distributions to our unitholders, including the distribution for the quarter ended December 31, 2015. (See “Suspension of Distributions” contained herein).

Cash flows for the year ended December 31, 2016 compared to the year ended December 31, 2015:

The following table presents cash flow information for the years ended December 31, 2016 and 2015. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2016	Year Ended December 31, 2015
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$56,527	$123,276
Net cash provided by / (used in) investing activities	5,051	(149,301)
Net cash used in financing activities	(70,968)	(46,720)

Decrease in cash and cash equivalents	$(9,390)	$(72,745)

Cash provided by operating activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash provided by operating activities decreased by $66.7 million to $56.5 million for the year ended December 31, 2016, as compared to $123.3 million for the same period in 2015.

Net (loss)/ income decreased by $94.4 million to a net loss of $52.5 million for the year ended December 31, 2016, from a net income of $41.8 million for the year ended December 31, 2015. In determining net cash provided by operating activities for the year ended December 31, 2016, net loss was adjusted for the effects of certain non-cash items, including $92.4 million depreciation and amortization, $19.4 million loss in relation to the sale of the HMM securities, $17.2 million impairment loss in relation to the committed sale of the MSC Cristina held for sale, $10.0 million impairment loss on the sale of the Navios Apollon, $6.4 million amortization of deferred drydock and special survey costs, $5.7 million non cash accrued interest income and amortization of deferred revenue, $4.0 million amortization and write-off of deferred finance costs, $2.1 million non cash gain on debt repayment and $0.1 million equity compensation expense. For the year ended December 31, 2015, net income was adjusted for the effects of certain non-cash items, including $75.9 million depreciation and amortization, $3.7 million amortization and writeoff of deferred financing costs and $4.0 million amortization of deferred drydock and special survey costs.

Accounts receivable increased by $6.0 million, from $4.0 million at December 31, 2015, to $10.0 million at December 31, 2016 due to the increase in amounts due from charterers.

Accounts payable increased by $0.6 million, from $2.7 million at December 31, 2015, to $3.3 million at December 31, 2016.

Accrued expenses increased by $1.9 million from $2.5 million at December 31, 2015, to $4.4 million at December 31, 2016. The increase was mainly due to an increase in accrued legal and professional fees of $2.0 million and an increase in accrued voyage expenses of $0.1 million. The increase was partially offset by a decrease in accrued loan interest of $0.2 million.

Deferred revenue primarily relates to cash received from charterers prior to it being earned. Deferred revenue, net of commissions decreased by $1.0 million from $6.1 million at December 31, 2015, to $5.1 million at December 31, 2016.

Amounts due to related parties amounted to $11.1 million as of December 31, 2016 and $8.7 million as of December 31, 2015. The balance mainly consisted of drydock and special survey expenses.

Amounts due from related parties amounted to $19.6 million as of December 31, 2016 and $0 as of December 31, 2015. The balance mainly consisted of management fees and other receivables.

Payments for drydock and special survey costs incurred at December 31, 2016 and December 31, 2015 were $0 and $13.5 million, respectively, and related to drydock and special survey costs incurred for certain vessels of the fleet.

Cash provided by/ (used in) investing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash provided by investing activities increased by $154.4 million to $5.1 million inflow for the year ended December 31, 2016, as compared to $149.3 million outflow for the same period in 2015.

Cash provided by investing activities of $5.1 million for the year ended December 31, 2016 was mainly due to: (i) $20.8 million proceeds from the sale of the HMM securities; (ii) $15.3 million paid for the acquisition of the Navios Beaufiks, which was delivered in December 2016; and (iii) $0.5 million loan granted to Navios Europe (II) Inc. (“Navios Europe II”).

Cash used in investing activities of $149.3 million for the year ended December 31, 2015 was due to: (i) $147.8 million paid for the acquisition of the MSC Cristina, which was delivered in April 2015; (ii) $0.8 million loan granted to Navios Europe II; and (iii) $0.7 million used for investment in Navios Europe II.

Cash used in financing activities for the year ended December 31, 2016 as compared to cash used in financing activities for the year ended December 31, 2015:

Net cash used in financing activities increased by $24.2 million to $71.0 million outflow for the year ended December 31, 2016, as compared to $46.7 million outflow for the same period in 2015.

Cash used in financing activities of $71.0 million for the year ended December 31, 2016 was due to: (i) loan repayments of $104.6 million; and (ii) a payment of $1.1 million of deferred financing costs relating to the June 2016 Credit Facility and the Navios Holdings Credit Facility. This overall decrease was partially offset by: (i) proceeds of $29.0 million on June 23, 2016, under the June 2016 Credit Facility; (ii) a $5.3 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments, as required by Navios Partners’ credit facilities; and (iii) $0.4 million proceeds from the issuance of 244,201 common units and additional general partner units in November 2016, net of offering costs.

Cash used in financing activities of $46.7 million for the year ended December 31, 2015 was due to: (i) $72.1 million proceeds from the issuance of 4,600,000 common units in February 2015, net of offering costs;

(ii) $1.5 million proceeds from the issuance of additional general partnership units; and (iii) proceeds of $79.8 million on April 20, 2015, under the April 2015 Credit Facility. This overall increase was partially offset by: (i) loan repayments of $60.7 million; (ii) payment of a total cash distribution of $132.3 million; (iii) payment of $0.7 million of deferred finance costs relating to the April 2015 Credit Facility; and (iv) a $6.4 million increase in restricted cash related to the amounts held in retention accounts in order to service debt payments or as cash collateral, as required by Navios Partners’ credit facilities.

Cash flows for the year ended December 31, 2015 compared to the year ended December 31, 2014:

The following table presents cash flow information for the years ended December 31, 2015 and 2014. This information was derived from the audited consolidated statement of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2015	Year Ended December 31, 2014
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$123,276	$171,661
Net cash used in investing activities	(149,301)	(123,272)
Net cash (used in)/provided by financing activities	(46,720)	15,760

(Decrease)/increase in cash and cash equivalents	$(72,745)	$64,149

Cash provided by operating activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash provided by operating activities decreased by $48.4 million to $123.3 million for the year ended December 31, 2015, as compared to $171.7 million for the same period in 2014.

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

Cash used in investing activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash used in investing activities increased by $26.0 million to $149.3 million for the year ended December 31, 2015, as compared to $123.3 million for the same period in 2014.

Cash used in investing activities of $149.3 million for the year ended December 31, 2015 was due to: (i) $147.8 million paid for the acquisition of the MSC Cristina, which was delivered in April 2015; (ii) $0.8 million loan granted to Navios Europe II; and (iii) $0.7 million used for investment in Navios Europe II.

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

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$56,527	$123,276	$171,661
Net decrease in operating assets	37,133	8,499	6,002
Net decrease in operating liabilities	(4,524)	(6,361)	(3,136)
Net interest cost	30,706	31,498	28,518
Amortization and write-off of deferred financing cost and discount	(4,003)	(3,727)	(3,091)
Vessel impairment losses	(27,201)	—	—
Loss on sale of securities	(19,435)	—	—
Gain on debt repayment	2,140	—	—
Equity compensation expense	(93)	—	—
Non cash accrued interest income and amortization of deferred revenue	5,717	—	—
Equity in earnings of affiliates	(59)	94	—

EBITDA(1)	$76,908	$153,279	$199,954
Vessel impairment losses	27,201	—	—
Loss on sale of securities	19,435	—	—

Adjusted EBITDA	$123,544	$153,279	$199,954
Cash interest income	7	51	169
Cash interest paid	(26,694)	(26,787)	(25,870)
Maintenance and replacement capital expenditures	(11,899)	(13,811)	(24,047)

Operating Surplus	$84,958	$112,732	$150,206

(1)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$56,527	$123,276	$171,661
Net cash provided by/ (used in) investing activities	$5,051	$(149,301)	$(123,272)
Net cash (used in)/provided by financing activities	$(70,968)	$(46,720)	$15,760

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA plus vessel impairment losses and loss on sale of securities. We use EBITDA and Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) amortization and write-off of deferred finance charges and other related expenses, (v) provision for losses on accounts receivable, (vi) equity in earnings of affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) gain/(loss) on sale of assets/subsidiaries, (ix) impairment charges, (x) non cash accrued interest income and amortization of deferred revenue, (xi) gain/(loss) on debt repayments and (xii) equity compensation expense. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the year ended December 31, 2016 was negatively affected by the accounting effect of a $27.2 million impairment loss on the sale of the MSC Cristina and the Navios Apollon and a $19.4 million loss on the sale of the HMM securities. Excluding these items, Adjusted EBITDA decreased by $29.7 million to $123.5 million for the year ended December 31, 2016, as compared to $153.3 million for the same period in 2015. The decrease in Adjusted EBITDA was primarily due to a: (i) $33.2 million decrease in revenue;

(ii) $2.7 million increase in management fees due to the increased number of vessels and the increased daily management fee; (iii) $4.4 million increase in general and administrative expenses; and (iv) $0.3 million increase in other expenses. The above decrease was partially mitigated by a: (i) $1.5 million decrease in time charter and voyage expenses; and (ii) $9.3 million increase in other income.

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

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

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

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net” and “Current portion of long-term debt, net”. As of December 31, 2016 and December 31, 2015, total debt, net amounted to $523.8 million and $598.1 million, respectively. The current portion of long-term debt, net amounted to $74.0 million at December 31, 2016 and $23.3 million at December 31, 2015.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, owners’ contribution, equity raisings and bank borrowings. Capital expenditures for the years ended December 31, 2016, 2015 and 2014 amounted to $15.3 million, $147.8 million and $122.8 million, respectively. For the year ended December 31, 2016, expansion capital expenditures of $15.3 million related to the acquisition of the Navios Beaufiks in December 2016. For the year ended December 31, 2015, expansion capital expenditures of $147.8 million related to the acquisition of the MSC Cristina in April 2015. The reserve for estimated maintenance and replacement capital expenditures for the years ended December 31, 2016, 2015 and 2014 amounted to $11.9 million, $13.8 million and $24.0 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2016 and 2015 was $11.9 million and $13.8 million, respectively, for replacing our vessels at the end of their useful lives.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2016:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$76,767	$398,117	$11,826	$41,387	$528,097

Total contractual obligations	$76,767	$398,117	$11,826	$41,387	$528,097

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 1.80% to 4.25% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $24.1 million (less than 1 year), $14.3 million (1-3 years), $3.5 million (3-5 years) and $0.5 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2016, timing of scheduled payments and the term of the debt obligations.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of December 31, 2016, the amounts undrawn from the Navios Revolving Loans I were $9.1 million, of which Navios Partners’ portion was $0.5 million (See Note 18—Transactions with related parties and affiliates).

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of December 31, 2016, the amounts undrawn from the Navios Revolving Loans II were $14.1 million, of which Navios Partners’ portion was $0.7 million (See Note 18—Transactions with related parties and affiliates).

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

As of December 31, 2016, Navios Partners owned a fleet of 30 vessels, with an aggregate carrying value of $1,077.4 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2016, the carrying value of Navios Partners’ vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $431.6 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2016, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2016(1)
	(In millions of U.S. dollars)
Navios Libra II	11/16/2007	$26.3	$8.7	*
Navios Alegria	11/16/2007	38.9	23.0	*
Navios Felicity	11/16/2007	31.3	12.9	*
Navios Gemini S	11/16/2007	24.3	8.2	*
Navios Galaxy I	11/16/2007	30.7	17.0	*
Navios Hope	07/01/2008	80.0	50.5	*
Navios Apollon(2)	10/29/2009	32.0	5.1
Navios Fantastiks	05/02/2008	87.7	56.7	*
Navios Sagittarius	01/12/2010	59.4	28.3	*
Navios Hyperion	01/08/2010	63.0	22.1	*
Navios Aurora II	03/18/2010	110.3	58.5	*
Navios Pollux	05/21/2010	110.0	55.3	*
Navios Melodia	11/15/2010	78.8	58.5	*
Navios Fulvia	11/15/2010	98.2	53.3	*
Navios Luz	05/19/2011	78.0	45.2	*
Navios Orbiter	05/19/2011	52.0	22.8	*
Navios Buena Ventura	06/15/2012	67.5	39.7	*
Navios Soleil	07/24/2012	21.1	18.0	*
Navios Helios	07/27/2012	21.1	17.2	*
Navios Joy	09/11/2013	47.5	42.3	*
Navios Harmony	10/11/2013	18.0	16.3	*
Hyundai Hongkong	12/04/2013	55.2	50.0	*
Hyundai Tokyo	12/04/2013	55.1	50.0	*
Hyundai Singapore	12/10/2013	55.2	50.2	*
Hyundai Shanghai	12/13/2013	55.2	50.1	*
Hyundai Busan	12/16/2013	55.8	50.6	*
Navios La Paix	1/8/2014	28.5	25.5	*
Navios Sun	1/17/2014	16.2	14.4	*
YM Utmost	8/29/2014	59.1	55.7	*
YM Unity	10/28/2014	59.1	55.8	*
MSC Cristina(3)	22/04/2015	—	—
Navios Beaufiks	30/12/2016	15.3	15.3	*

		$1,630.8	$1,077.4

(1)	All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2016, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).
(2)	As of December 31, 2016, we recorded an impairment loss of $10.0 million for the Navios Apollon.
(3)	The vessel MSC Cristina was held for sale as of December 31, 2016, for which an impairment loss of $17.2 million was recognized.

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

Undiscounted projected net operating cash flows are determined for each vessel and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal 2016, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2017 and thereafter assuming an increase of 3.0% every second year and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2016, as the undiscounted projected net operating cash flows exceeded the carrying value.

In connection with its annual impairment testing on its vessels as of December 31, 2016, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 10.6% to 75.8% (depending on the vessel).

In addition, the Company compared the ten-year historical average (of the one-year charter rate for similar vessels), with current rates for five-year, three-year and one-year charters (for similar vessels). A comparison of the ten-year historical average (of the one-year charter rate) and the current rates for five-year, three-year and one-year charters (for similar vessels) follows (as of December 31, 2016):

	Current Time Charter Rates of Various Terms (for Similar Vessels) vs. Ten-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% above (below) the 10-year average)
Ultra-Handymax	(45.4%)	(48.4%)	(61.9%)
Panamax	(50.6%)	(52.4%)	(64.5%)
Capesize	(55.6%)	(56.6%)	(74.4%)
Container 6,800 TEU	n/a *	(11.7%)	(42.1%)
Container 8,200 TEU	n/a *	(3.5%)	(27.9%)

*	For the vessels with capacity of 6,800 TEU, 8,200 TEU and 13,100 TEU and above, the average daily rates were only available for the years 2013, 2014, 2015 and 2016.

As disclosed elsewhere, the Company’s fleet includes 30 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $431.6 million in the aggregate (the unrealized loss). If testing for impairment using current rates for five-year, three-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the ten-year historical average (of the one-year charter rate for similar vessels), Navios Partners estimates that an additional one, five and one of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2016, the 10-year historical average rates for its vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were less than 5% higher than the Company’s average daily time charter equivalent rate achieved in fiscal year 2016 of $16,364 per day.

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

As of December 31, 2016, an impairment loss of $27.2 million was recognized in connection with the committed sale of the MSC Cristina and the Navios Apollon as the carrying amount of each asset group was not recoverable and exceeded its fair less costs to sell (see Note 6 and Note 7). The impairment loss is included under “Vessel impairment losses” in the consolidated Statements of Operations. Impairment loss recognized amounted to $27.2 million, $0 and $0 for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Revenues from profit-sharing are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

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

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the

Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Recent Accounting Pronouncements

In January 2017, FASB issued Accounting Standard Update No. 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued Accounting Standard Update No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidate Financial Statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In November 2016, FASB issued Accounting Standards Update No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In March 2016, FASB issued Accounting Standards Update No. 2016-09, “Compensation — Stock Compensation (Topic 718)”, which simplifies several aspects of accounting for share-based compensation including the tax consequences, classification of awards as equity or liabilities, forfeitures and classification on the statement of cash flows. This update is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

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

In January 2016, FASB issued Accounting Standards Update No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this update require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

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

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. In August 2015, FASB issued Accounting Standard Update No. 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently assessing the impact that adopting this new accounting guidance will have its consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	52	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	43	Chief Financial Officer
George Achniotis	52	Executive Vice President-Business Development and Director
Shunji Sasada	58	Director
Serafeim Kriempardis	69	Director (Class III)
Robert Pierot	59	Director (Class I)
Lampros Theodorou	70	Director (Class I)
Dimitris Papastefanou Gkouras	65	Director (Class II)
Vasiliki Papaefthymiou	48	Secretary

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco.

Angeliki Frangou has been our Chairman and CEO since August 2007. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM), our sponsor, since August 2005, and the Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since 2008 and the Chairman and Chief Executive Officer of Navios Midstream (NYSE: NAP), an affiliated limited partnership since October 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou is a Member of the DNV GL Greek National Committee. Since February 2015, Ms. Frangou is a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Stratos Desypris is Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. In addition Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006. Mr. Desypris is also a Director and Senior Vice President — Business Development of Navios Midstream since October 2014. He also serves as a Director and the SVP- Strategic Planning of Navios South American Logistics Inc and as a Director in Navios Europe. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Serafeim Kriempardis was appointed to our Board of Directors in December 2009. Mr. Kriempardis previously served as the Head of Shipping of Piraeus Bank from 2007 to 2009 and as the Head of Shipping of Emporiki Bank of Greece from 1999 to 2007. Prior to serving as Head of Shipping at Emporiki Bank, Mr. Kriempardis served in the Project Finance and Corporate and Feasibility departments of the bank. Mr. Kriempardis is an accountant by training and holds a Bachelor’s degree in Economics from the Athens University of Economics and Business and a Diploma in Management from the McGill University of Canada. Mr Kriempardis also serves as chairman of the Audit Committee and chairman of the compensation committee. Mr Kriempardis is an independent director.

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of marine assets ranging from U.S. flag inland waterway marine assets, both United States and internationally flagged vessels ranging from large bulk carriers, tankers, container vessels, U.S. inland waterway equipment and vessels that are used to service the offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as Chairman and Chief Executive Officer of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. Mr. Pierot served as a board member for Chiles Offshore prior to its sale to another U.S. publicly traded offshore drilling rig company. Previously, Mr. Pierot has served as a member of the United States Department of Transportation’s Shipbuilding Subcommittee, the Marine Transportation System National Advisory Council. Since 1980, Mr. Pierot has been a member of the Board of Directors of the Hellenic-American Chamber of Commerce and previously served as Chairman of the Board from mid 2011 to mid 2013.

Lampros Theodorou was appointed to our Board of Directors in June 2016. Mr. Theodorou founded Garnet & Associates Inc. in 2014 and has been director since that time. For almost 20 years, Mr. Theodorou worked at EFG Eurobank S.A., as Deputy General Manager and head of the Shipping Unit, while before that as Vice President and head of the Shipping Department at The Chase Manhattan Bank in Piraeus. Mr. Theodorou has served as a non-executive director of Paragon Shipping Inc. for the period May 2015 to April 2016. Mr Theodorou also serves on our Audit Committee and is an independent director. Mr. Theodorou earned a bachelor’s degree in Business Administration from the University of Piraeus and a master’s degree in Business Operations from the University of Arkansas.

Dimitris Papastefanou Gkouras was appointed to our Board of Directors in June 2013. From 2007 until 2012, Mr. Papastefanou Gkouras served as Credit Director of Shipping for Marfin Egnatia Bank as well as a member of the bank’s Greek and International Credit Committees. Prior to his position with Marfin Egnatia Bank, Mr. Papastefanou Gkouras served in various managing and advisory roles within the corporate and shipping finance sectors, including stints with Greek and other European banks, including Credit Commercial de France. Mr. Papastefanou Gkouras received a B.A. in Economics and History from American College of Greece — Deree in Athens, Greece and a diploma in Economic Analysis from the University of Kent, England. Mr. Papastefanou Gkouras also serves on our Audit Committee and is an independent director.

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

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse the Manager and certain affiliates for expenses incurred pursuant to the Management Agreement and Administrative Services Agreement we entered into with the Manager. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2016, 2015 and 2014 no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2016, 2015 and 2014, the fee charged by the Manager for administrative services was $7.8 million, $6.2 million and $6.1 million, respectively.

Compensation of Directors

Our officers or officers of Navios Holdings who also serve as our directors do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors receive a director fee of $45,000 per year. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. The Chairman of our audit committee, our conflicts committee and our compensation committee receives an additional fee of $20,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In December, 2016, the compensation committee of Navios Partners authorized and approved a cash payment of $1.7 million for which all service conditions had been met as of December 31, 2016. Also, the compensation committee of Navios Partners authorized and approved an additional $1.7 million cash payment to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2017.

In January 2017, Navios Partners authorized and issued in the aggregate 2,040,000 restricted common units to certain of its directors and officers. These awards of restricted common units are based on service conditions only and vest ratably over a period of three years.

For each of the years ended December 31, 2016, 2015 and 2014, aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

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

With respect to the annual meeting held in 2016, the required quorum for such meeting was not achieved and therefore no business was able to be transacted, including the election of the directors whose term was set to expire at the 2016 annual meeting. Accordingly, such directors will remain as directors until such time as they are removed or re-elected. We intend to hold an annual meeting with respect to 2016 as promptly as practicable, and if re-elected such directors terms will expire in 2019.

With respect to our corporate governance, there are several significant differences between us and a domestic issuer in that the New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee.

We have three committees: an audit committee, a conflicts committee and a compensation committee. Three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our conflicts committee are Messrs. Lampros Theodorou, Serafeim Kriempardis and Dimitris Papastefanou Gkouras.

In addition, we have an audit committee of three independent directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. Lampros Theodorou, Dimitris Papastefanou Gkouras and Serafeim Kriempardis and our audit committee financial expert is Mr. Serafeim Kriempardis.

Lastly, we have a compensation committee consisting of two independent directors, Messrs. Lampros Theodorou and Serafeim Kriempardis. The compensation committee is governed by a written charter, which was approved by our board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating the long-term strategy of our compensation plan.

Employees of the Manager, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Efstratios Desypris, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Holdings and Navios Midstream. While the amount of time each of them allocate between our business and the business of Navios Holdings, Navios Acquisition and Navios Maritime Midstream Partners L.P. (“Navios Midstream”) varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

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

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 10, 2017, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 9, 2017 (60 days after March 10, 2017) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (86,564,353), not including general partner units (1,766,624). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)	2,500,000	*
Efstratios Desypris	—	—
George Achniotis	*	*
Robert Pierot	*	*
Shunji Sasada	*	*
Serafeim Kriempardis	—	—
Lampros Theodorou	—	—
Dimitris Papastefanou Gkouras	—	—
Vasiliki Papaefthymiou	—	—
All directors and officers as a group (9 persons)(2)(3)	2,610,000	*

*	Less than 1%
(1)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as our director, Shunji Sasada. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.

(2)	Each director, executive officer and key employee, beneficially owns less than one percent of the outstanding common units, other than Angeliki Frangou.

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 10, 2017, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 9, 2017 (60 days after March 10, 2017) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based all outstanding common units (88,330,977), which includes the general partner units (1,766,624).

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	15,344,310	17.4%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings. The number of common units beneficially owned is based on a Schedule 13D/A, filed on March 13, 2015 with the SEC.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga and Efstathios Loizos.

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

B. Related Party Transactions

As of December 31, 2016, Navios Holdings, the sole member of our General Partner, owned 15,344,310 common units, which represented an 18.0% limited partner interest in us based on the then outstanding common units (20.0% including the 2.0% general partner interest). Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 20 for the Investment in Navios Europe I and respective ownership interests.

The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2016, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $0.8 million, under the caption “Loans receivable from affiliates.” As of each of December 31, 2016 and December 31, 2015, the amount undrawn from the Navios Revolving Loans I was $9.1 million, of which Navios Partners’ portion was $0.5 million.

On February 21, 2017, Navios Holdings has agreed to sell to Navios Partners certain loans previously funded by Navios Holdings to Navios Europe Inc. for $27.0 million, subject to signing of definitive documentation. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the sale based on the then outstanding balance of the loans.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 20 for the Investment in Navios Europe II and respective ownership interests.

The Navios Revolving Loans II earn an 18.0% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2016, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital is $1.2 million, under the caption “Loans receivable from affiliates.” As of December 31, 2016, the amount undrawn from the Navios Revolving Loans II was $14.1 million, of which Navios Partners’ portion was $0.7 million. As of December 31, 2015, the amount undrawn from the Navios Revolving Loans II was $23.1 million, of which Navios Partners’ portion was $1.2 million.

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

In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

The management agreement may be terminated, prior to the end of its term by us upon 120 days notice if there is a change of control of the Manager, or by the Manager upon 120 days notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by the Manager upon 120 days notice if:

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

In addition, the Manager has no liability for any loss arising in the course of the performance of the commercial and technical management services under the management agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability is limited to $3.0 million for each incident or series of related incidents.

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

Administrative Services Agreement

At the closing of the IPO, we entered into the Administrative Services Agreement, as amended, with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. The agreement expires in December 2017.

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

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. Total general and administrative expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $7.8 million, $6.2 million and $6.1 million, respectively.

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

Total management fees for the years ended December 31, 2016, 2015 and 2014 amounted to $59.2 million, $56.5 million and $50.4 million, respectively.

Other

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2016 and 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $9.2 million and $3.6 million, respectively, net of applicable deductions, of which $9.6 million and $3.8 million was recorded as “Other income” for the year ended December 31, 2016 and 2015, respectively.

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

Cash Distribution Policy

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2016, our board of directors elected to suspend distributions on our common units. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

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

During the years ended December 31, 2016, 2015 and 2014 the aggregate amount of cash distribution paid was $0, $132.3 million and $139.0 million, respectively.

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

Item 9. The Offer and Listing

Our common units are traded on the New York Stock Exchange (or “NYSE”) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2016	$3.07	$0.80
December 31, 2015	$13.89	$2.71
December 31, 2014	$20.40	$9.67
December 31, 2013	$19.45	$12.84
December 31, 2012	$16.94	$11.59
Quarter Ended:
December 31, 2016	$2.10	$1.18
September 30, 2016	$1.68	$1.28
June 30, 2016	$1.85	$1.17
March 31, 2016	$3.07	$0.80
December 31, 2015	$8.75	$2.71
September 30, 2015	$11.41	$6.96
June 30, 2015	$13.22	$10.63
March 31, 2015	$13.89	$9.75
Month Ended:
March 10, 2017	$2.48	$1.85
February 28, 2017	$2.04	$1.59
January 31, 2017	$1.73	$1.47
December 31, 2016	$1.69	$1.41
November 30, 2016	$2.10	$1.18
October 31, 2016	$1.45	$1.28

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

•	Facility Agreement for a $260.0 million revolving credit and term loan facility, by and among Navios Partners, Commerzbank AG and DVB Bank AG, dated November 15, 2007. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement dated June 25, 2008, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement dated January 30, 2009, by and among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by an agreement dated June 25, 2008) for a loan facility of up to $295.0 million. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Third Supplemental Agreement dated January 11, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008 and January 30, 2009). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fourth Supplemental Agreement dated March 30, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009 and January 11, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fifth Supplemental Agreement dated June 1, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010 and March 30, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Sixth Supplemental Agreement dated December 13, 2010, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010 and June 1, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Seventh Supplemental Agreement dated May 31, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010 and December 13, 2010). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Eighth Supplemental Agreement dated September 30, 2011, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010 and May 31, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Ninth Supplemental Agreement dated March 30, 2012, among Navios Partners, Commerzbank AG and DVB Bank AG relating to the credit facility dated November 15, 2007 (as amended by agreements dated June 25, 2008, January 30, 2009, January 11, 2010, March 30, 2010, June 1, 2010, December 13, 2010, May 31, 2011 and September 30, 2011). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for a $35.0 million term loan facility, dated May 27, 2011, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated December 4, 2012, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated March 27, 2013, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012 to revise the lender majority vote requirement and expand the definition of Security Value. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated December 24, 2015, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated March 22, 2016, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for a $44.0 million term loan facility, dated August 8, 2012, among Navios Partners and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014, among Navios Partners and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	First Supplemental Agreement, dated April 8, 2015, to Facility Agreement for $56.0 million term loan facility among Navios Partners and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Second Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $56.0 million term loan facility among Navios Partners and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $164.0 million term loan facility, dated April 16, 2015, among Navios Partners and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Acquisition Omnibus Agreement, dated as of May 28, 2010, among Navios Partners, Navios Acquisition and Navios Holdings. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Navios Midstream Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Maritime Midstream Partners L.P., Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., Navios Maritime Acquisition Corporation and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 4 to Management Agreement dated August 29, 2014, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 5 to Management Agreement dated February 10, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 6 to Management Agreement dated May 4, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Registration Rights Agreement dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Continuous Offering Program Sales Agreement, dated November 18, 2016, between Navios Partners and S. Goldman Capital LLC. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

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

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to beneficial owners that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar or (iv) beneficial owners of common units that own 2.0% or more (by vote or value) of our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

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

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2016, the value of U.S. dollar increased by approximately 4.0% as compared to the Euro.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2016, 2015 and 2014, we paid interest on our outstanding debt at a weighted average interest rate of 4.7%, 4.4% and 4.7%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2016, 2015 and 2014, by $5.5 million, $6.1 million and $5.6 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2016, our most significant counterparties were Hyundai Merchant Marine Co., Ltd., Yang Ming Marine Transport Corporation and Mediterranean Shipping Co. S.A. which accounted for approximately 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, our most significant counterparties were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 24.0%, 17.4% and 11.4%, respectively, of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented. Following the termination of the credit default insurance through its third party insurer, entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2016 and 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $9.2 million and $3.6 million, respectively, net of applicable deductions, of which $9.6 million and $3.8 million was recorded as “Other income” for the year ended December 31, 2016 and 2015, respectively.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2016.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2016, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Item 16A. Audit Committee Financial Expert

Navios Partners’ Audit Committee consists of three independent directors, Dimitris Papastefanou Gkouras, Serafeim Kriempardis and Lampros Theodorou. The Board of Directors has determined that Serafeim Kriempardis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Kriempardis is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2016 and 2015 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2016 and 2015 were $0.2 million and $0.2 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2016 and 2015.

Tax Fees

There were no tax fees billed in 2016 and 2015.

Other Fees

There were no other fees billed in 2016 and 2015.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2016.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

None.

Please read “Item 7. — Major Unitholders and Related Party Transactions”.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices, except we do not have (i) a majority of independent board members, (ii) a nominating/governance committee consisting of independent directors or (iii) a nominating/governance committee charter specifying the purpose and responsibilities of the nominating/governance committee. Instead, all nomination/governance decisions, other than those nominating decisions dictated by our Partnership Agreement, are currently made by a majority of our independent board members.

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of PricewaterhouseCoopers S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-37.

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(28)

1.3	Certificate of Formation of Navios GP L.L.C.(1)

1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.7	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(2)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(3)

4.11	Registration Rights Agreement(3)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(4)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(6)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(6)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(8)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(9)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(10)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(11)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(12)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement(13)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(15)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(12)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(16)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.28	Supplemental Agreement, dated March 27, 2013, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.29	Supplemental Agreement, dated April 17, 2014, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(22)

4.30	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(16)

4.31	Credit Agreement for $250.0 million term loan facility, dated June 27, 2013(19)

4.32	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.33	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.34	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(23)

4.35	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(14)

4.36	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(14)

4.37	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(20)

4.38	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(24)

4.39	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(26)

4.40	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(29)

4.41	Amendment No. 7, dated February 4, 2016, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(32)

4.42	Facility Agreement for $164.0 million term loan facility, dated April 16, 2015(29)

4.43	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $164.0 million term loan facility(32)

4.44	Supplemental Agreement, dated April 8, 2015, to Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(29)

4.45	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $56.0 million term loan facility(32)

4.46	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(32)

4.47	Credit Agreement for $60.0 million term loan facility, dated May 29, 2015(30)

4.48	Acquisition Omnibus Agreement(21)

4.49	Navios Midstream Omnibus Agreement(27)

4.50	Registration Rights Agreement, dated February 4, 2015(25)

4.51	Continuous Offering Program Sales Agreement, dated November 18, 2016(36)

4.52	Form of Indenture(37)

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of PricewaterhouseCoopers S.A.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated

Balance Sheets at December 31, 2016 and 2015; (ii) Consolidated Statements of Income for each of the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2016, 2015 and 2014; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.
(9)	Previously filed as an exhibit to a Report on Form 6-K filed on April 8, 2010 and hereby incorporated by reference.
(10)	Previously filed as an exhibit to a Report on Form 6-K filed on June 11, 2010 and hereby incorporated by reference.
(11)	Previously filed as an exhibit to a Report on Form 6-K filed on March 1, 2011 and hereby incorporated by reference.
(12)	Previously filed as an exhibit to a Report on Form 6-K filed on June 8, 2011 and hereby incorporated by reference.
(13)	Previously filed as an exhibit to a Report on Form 6-K filed on October 5, 2011 and hereby incorporated by reference.
(14)	Previously filed as an exhibit to a Report on Form 6-K filed on October 24, 2011 and hereby incorporated by reference.
(15)	Previously filed as an exhibit to a Report on Form 6-K filed on April 9, 2012 and hereby incorporated by reference.
(16)	Previously filed as an exhibit to a Report on Form 6-K filed on September 5, 2012 and hereby incorporated by reference.
(17)	Previously filed as an exhibit to a Report on Form 6-K filed on January 31, 2013 and hereby incorporated by reference.
(18)	Previously filed as an exhibit to a Report on Form 6-K filed on May 2, 2013 and hereby incorporated by reference.
(19)	Previously filed as an exhibit to a Report on Form 6-K filed on July 11, 2013 and hereby incorporated by reference.
(20)	Previously filed as an exhibit to a Report on Form 6-K filed on November 7, 2013 and hereby incorporated by reference.
(21)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed on March 15, 2013 and hereby incorporated by reference.
(22)	Previously filed as an exhibit to a Report on Form 6-K filed on July 31, 2014 and hereby incorporated by reference.
(23)	Previously filed as an exhibit to a Report on Form 6-K filed on September 30, 2014 and hereby incorporated by reference.

(24)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2014 and hereby incorporated by reference.
(25)	Previously filed as an exhibit to a Report on Form 6-K filed on February 12, 2015 and hereby incorporated by reference.
(26)	Previously filed as an exhibit to a Report on Form 6-K filed on February 17, 2015 and hereby incorporated by reference.
(27)	Previously filed as an exhibit to a Report on Form F-1/A for Navios Maritime Midstream Partners L.P. filed on October 22, 2014 and hereby incorporated by reference.
(28)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 13, 2015 and hereby incorporated by reference.
(29)	Previously filed as an exhibit to a Report on Form 6-K filed on May 5, 2015 and hereby incorporated by reference.
(30)	Previously filed as an exhibit to a Report on Form 6-K filed on August 3, 2015 and hereby incorporated by reference.
(31)	Previously filed as an exhibit to a Report on Form 6-K filed on November 12, 2015 and hereby incorporated by reference.
(32)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed on March 23, 2016 and hereby incorporated by reference.
(33)	Previously filed as an exhibit to a Report on Form 6-K filed on May 12, 2016 and hereby incorporated by reference.
(34)	Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2016 and hereby incorporated by reference.
(35)	Previously filed as an exhibit to a Report on Form 6-K filed on November 14, 2016 and hereby incorporated by reference.
(36)	Previously filed as an exhibit to a Report on Form 6-K filed on November 23, 2016 and hereby incorporated by reference.
(37)	Previously filed as an exhibit to a Registration Statement on Form F-3 filed on January 12, 2017 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By: Angeliki Frangou
Its: Chairman and Chief Executive Officer

Date: March 13, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2016 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 13, 2017

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	3	$17,360	$26,750
Restricted cash	3	7,728	7,789
Accounts receivable, net	4	10,022	3,999
Amounts due from related parties	18	19,639	—
Prepaid expenses and other current assets	5	1,600	1,297

Total current assets		56,349	39,835

Vessels, net	6	1,037,206	1,230,049
Vessel held for sale	7	125,000	—
Deferred drydock and special survey costs, net and other long-term assets		21,282	22,232
Investment in affiliates	20	1,257	1,315
Loans receivable from affiliates	18	2,422	1,521
Intangible assets	8	18,952	55,339
Notes receivable	19	6,112	—

Total non-current assets		1,212,231	1,310,456

Total assets		$1,268,580	$1,350,291

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	9	$3,276	$2,706
Accrued expenses	10	4,445	2,516
Deferred revenue		17,198	4,290
Current portion of long-term debt, net	11	74,031	23,336
Amounts due to related parties	18	—	8,680

Total current liabilities		98,950	41,528

Long-term debt, net	11	449,745	574,742
Amounts due to related parties	18	11,105	—
Deferred revenue	19	28,571	1,806

Total non-current liabilities		489,421	576,548

Total liabilities		588,371	618,076

Commitments and contingencies	16	—	—
Partners’ capital:
Common Unitholders (83,323,911 and 83,079,710 units issued and outstanding at December 31, 2016 and December 31, 2015, respectively)	13	677,081	728,046
General Partner (1,700,493 and 1,695,509 units issued and outstanding at December 31, 2016 and December 31, 2015, respectively)	13	3,128	4,169

Total partners’ capital		680,209	732,215

Total liabilities and partners’ capital		$1,268,580	$1,350,291

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Time charter and voyage revenues (includes related party revenue of $1,939, $38,809 and $27,444 for the years ended December 31, 2016, 2015 and 2014, respectively)	14,18	$190,524	$223,676	$227,356
Time charter and voyage expenses		(5,673)	(7,199)	(15,390)
Direct vessel expenses		(6,381)	(4,043)	(761)
Management fees (entirely through related parties transactions)	18	(59,209)	(56,504)	(50,359)
General and administrative expenses	18	(12,351)	(7,931)	(7,839)
Depreciation and amortization	6,8	(92,370)	(75,933)	(95,822)
Vessel impairment losses	6,7	(27,201)	—	—
Loss on sale of securities	19	(19,435)	—	—
Interest expense and finance cost, net		(31,247)	(31,720)	(28,761)
Interest income		541	222	243
Other income	22	14,523	5,232	47,935
Other expense		(4,270)	(3,995)	(1,749)

Net (loss)/ income		$(52,549)	$41,805	$74,853

Earnings per unit (see note 21):

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Earnings per unit:
Common unit (basic and diluted)	$(0.62)	$0.48	$0.93

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
OPERATING ACTIVITIES
Net (loss)/ income		$(52,549)	$41,805	$74,853
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	6,8	92,370	75,933	95,822
Vessel impairment losses	6,7	27,201	—	—
Loss on sale of securities	19	19,435	—	—
Gain on debt repayment		(2,140)	—	—
Non cash accrued interest income and amortization of deferred revenue		(5,717)	—	—
Amortization and write-off of deferred financing cost and discount		4,003	3,727	3,091
Amortization of deferred drydock and special survey costs		6,381	4,043	761
Equity in earnings of affiliates		59	(94)	—
Equity compensation expense		93	—	—
Changes in operating assets and liabilities:
Net (increase)/ decrease in restricted cash		(5,286)	(426)	223
(Increase)/ decrease in accounts receivable		(6,023)	9,279	3,020
(Increase)/ decrease in prepaid expenses and other current assets		(303)	173	193
Decrease/(increase) in other long-term assets		61	20	(9)
Increase/ (decrease) in accounts payable		570	(1,118)	653
Increase/ (decrease) in accrued expenses		1,929	(1,107)	(253)
(Decrease)/increase in deferred revenue		(1,000)	1,786	1,313
Increase in amounts due to related parties		3,025	6,800	1,423
Increase in amounts due from related parties		(20,089)	—	—
Payments for dry dock and special survey costs		(5,493)	(17,545)	(9,429)

Net cash provided by operating activities		56,527	123,276	171,661
INVESTING ACTIVITIES:
Acquisition of vessels	6	(15,341)	(147,830)	(156,221)
Deposits for acquisition of vessels, net of transfers to vessel acquisitions	6	—	—	(10)
Investment in affiliates		—	(700)	—
Loans receivable from affiliates		(450)	(771)	(470)
Release of restricted cash for vessel acquisitions		—	—	33,429
Proceeds from sale of securities	19	20,842	—	—

Net cash provided by / (used in) investing activities		5,051	(149,301)	(123,272)
FINANCING ACTIVITIES:
Cash distributions paid	21	—	(132,306)	(138,994)
Net proceeds from issuance of general partner units	13	10	1,528	2,233
Proceeds from issuance of common units, net of offering costs	13	440	72,090	104,499
Proceeds from long-term debt	11	29,000	79,819	56,000
Net decrease/ (increase) in restricted cash		5,347	(6,409)	—
Repayment of long-term debt and payment of principal	11	(104,624)	(60,696)	(7,060)
Deferred financing cost		(1,141)	(746)	(918)

Net cash (used in)/provided by financing activities		(70,968)	(46,720)	15,760

Increase/ (decrease) in cash and cash equivalents		(9,390)	(72,745)	64,149
Cash and cash equivalents, beginning of period		26,750	99,495	35,346

Cash and cash equivalents, end of period		$17,360	$26,750	$99,495

		Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Supplemental disclosures of cash flow information
Cash interest paid		$26,694	$26,787	$25,870
Non cash financing activities
Due to related parties		$—	$—	$253
Acquisition of vessels		$—	$—	$(253)
Equity compensation expense		$93	$—	$—
Non cash investing activities
Notes receivable		$6,112	$—	$—
Accrued interest on loan receivable from affiliates		$238	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
	General Partner		Common Unitholders		Total Partners’ Capital
	Units		Units
Balance December 31, 2013	1,449,681	$4,029	71,034,163	$702,478	$706,507
Cash distribution paid	—	(4,867)	—	(134,127)	(138,994)
Proceeds from issuance of common units, net of offering costs (see note 13)	—	—	6,325,000	104,499	104,499
Net proceeds from issuance of general partner units (see note 13)	129,082	2,233	—	—	2,233
Net income	—	3,628	—	71,225	74,853

Balance December 31, 2014	1,578,763	$5,023	77,359,163	$744,075	$749,098
Cash distribution paid	—	(4,362)	—	(127,944)	(132,306)
Proceeds from issuance of common units, net of offering costs (see note 13)	—	—	5,720,547	72,090	72,090
Net proceeds from issuance of general partner units (see note 13)	116,746	1,528	—	—	1,528
Net income	—	1,980	—	39,825	41,805

Balance December 31, 2015	1,695,509	$4,169	83,079,710	$728,046	$732,215
Equity compensation expense	—	—	—	93	93
Proceeds from public offering and issuance of common units, net of offering costs (see note 13)	—	—	244,201	440	440
Net proceeds from issuance of general partner units (see note 13)	4,984	10			10
Net loss	—	(1,051)	—	(51,498)	(52,549)

Balance December 31, 2016	1,700,493	$3,128	83,323,911	$677,081	$680,209

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

As of December 31, 2016, there were outstanding: 83,323,911 common units and 1,700,493 general partnership units. As of December 31, 2016, Navios Holdings owned a 20.0% interest in Navios Partners, which included a 2.0% general partner interest.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of each subsidiary.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities, owned and chartered-in vessels:

		Country of incorporation	Statements of operations
Company name	Vessel name		2016	2015	2014
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/18 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/07 – 12/31
Perigiali Navigation Limited (***)	Navios Beaufiks	Marshall Is.	12/30 – 12/31	—	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 12/31	1/01 – 12/31	8/29 – 12/31
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	10/28 – 12/31
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	1/01 – 12/31	4/22 – 12/31	—
Citrine Shipping Corporation	—	Marshall Is.	—	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	—	1/01 – 03/05	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	—	1/01 – 02/28	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel has been classified as held for sale and was sold on January 12, 2017 (see Note 23).
(***)	The vessel was acquired on December 30, 2016 (see Note 6).

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(c)	Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

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

(d)	Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)	Restricted Cash: Restricted cash includes an amount of $2,228 held in retention and pledged accounts as required by Navios Partners’ credit facilities and an amount of $5,500 held as security in the form of a letter of guarantee relating to the chartering of a vessel. As of December 31, 2016 and 2015, the restricted cash was $7,728 and $7,789, respectively.

(g)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2016 and 2015 was $0.

(h)	Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $340 per LWT.

Management estimates the useful life of drybulk and container vessels to be 25 and 30 years, respectively, from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)	Vessel held for sale: Vessels are classified as “Vessel held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

(j)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months, depending on the vessels’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2016, 2015 and 2014, the amortization expense was $6,381, $4,043 and $761, respectively.

In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing Management Agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective from August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

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

During the fourth quarter of fiscal 2016, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2017 and thereafter assuming an increase of 3.0% every second year and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2016, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

As of December 31, 2016, an impairment loss of $27,201 was recognized in connection with the committed sale of the MSC Cristina and the Navios Apollon as the carrying amount of each asset group was not recoverable and exceeded its fair less costs to sell (see note 6 and note 7). The impairment loss was included under “Vessel impairment losses” in the consolidated Statements of Operations. Impairment loss recognized amounted to $27,201, $0 and $0 for the years ended December 31, 2016, 2015 and 2014, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(l)	Investments in Debt Securities: The Company classifies its debt securities as held-to-maturity based on management’s positive intent and ability to hold to maturity. These securities are reported at amortized cost, subject to impairment. Management evaluates securities for other than temporary impairment on a quarterly basis. An investment is considered impaired if the fair value of the investment is less than its amortized cost. Consideration is given to: 1) if the Company intends to sell the security (that is, it has decided to sell the security); 2) it is more likely than not that the Company will be required to sell the security before the recovery of its (entire) amortized cost basis; or 3) a credit loss exists (that is, the Company does not expect to recover the entire amortized cost basis of the security (the present value of cash flows expected to be collected is less than the amortized cost basis of the security).

(m)	Deferred financing cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining credit facilities and presented as a deduction from the corresponding liability, consistent with debt discounts. These costs are amortized over the life of the related facility using the effective interest rate method, and are included in interest expense. Amortization expense and write-offs of deferred financing cost, including amortization of debt discount, for each of the years ended December 31, 2016, 2015 and 2014 were $4,003, $3,727 and $3,091, respectively.

(n)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed on impairment test which included intangible assets as described in paragraph (k) above. As of December 31, 2016, there was no impairment of intangible assets.

(o)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency gains/(losses) recognized in the accompanying consolidated statements of operations, in other income or expense, for each of the years ended December 31, 2016, 2015 and 2014 were $11, $19, and $13, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(p)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred as of the balance sheet date and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“additional calls”). Obligations for additional calls are accrued annually based on announcements made by the board of Directors of each Club at the end of each policy year pertaining to collection of any additional calls for the ‘closed’ policy year/s.

(q)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or vessel type. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(r)	Revenue and Expense Recognition:

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2016, 2015 and 2014 amounted to $(9,123), $(2,559) and $205, respectively.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $3,949, $0 and $0, for the years ended December 31, 2016, 2015 and 2014, respectively.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Time charter and voyage expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred.

Direct vessel expenses: Direct vessel expenses comprise the amortization related to drydock and special survey costs of certain vessels of Navios Partners’ fleet.

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

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

Deferred revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned and the compensation received for the future reduction in the daily hire rates payable by HMM. These amounts are recognized as revenue over the voyage or charter period.

Prepaid voyage costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the charter period.

Inventory: Inventories, which are comprised of bunkers due to freight voyages, are valued at cost as determined on the first-in, first-out basis.

(s)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivables and accounts payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

For the year ended December 31, 2016, our most significant counterparties representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd., Yang Ming Marine Transport Corporation and Mediterranean Shipping Co. S.A. which accounted for approximately 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for 24.0%, 17.4% and 11.4%, respectively, of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As of December 31, 2016, 2015 and 2014, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $11,899, $13,811 and $24,047, respectively.

(u)	Equity compensation expense: In December 2016, Navios Partners granted restricted common units for its directors which are based on service conditions only and vest over three years. The fair value of restricted units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity. The effect of compensation expense arising from the restricted units described above amounted to $93 as of December 31, 2016 and it is reflected in general and administrative expenses on the statements of operations. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2016. As of December 31, 2016, there is no compensating cost relating to service conditions of non-vested stock options which is not yet recognized.

Recent Accounting Pronouncements

In January 2017, FASB issued Accounting Standard Update No. 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued Accounting Standard Update No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

SEC guidance that specifically relates to our Consolidate Financial Statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In November 2016, FASB issued Accounting Standards Update No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In March 2016, FASB issued Accounting Standards Update No. 2016-09, “Compensation – Stock Compensation (Topic 718)”, which simplifies several aspects of accounting for share-based compensation including the tax consequences, classification of awards as equity or liabilities, forfeitures and classification on the statement of cash flows. This update is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In February 2016, FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued Accounting Standards Update No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this update require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, FASB issued Accounting Standards Update No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In May 2014, FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. In August 2015, FASB issued Accounting Standard Update No. 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently assessing the impact that adopting this new accounting guidance will have its consolidated financial statements.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2016	December 31, 2015
Cash on hand and at banks	$17,360	$26,332
Short-term deposits and highly liquid funds	—	418

Total cash and cash equivalents	$17,360	$26,750

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2016, Navios Partners did not hold money market funds with duration of less than three months. As of December 31, 2015, Navios Partners held money market funds of $418 with duration of less than three months.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Restricted cash, at December 31, 2016, included $2,228, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities and an amount of $5,500 held as security in the form of a letter of guarantee, relating to the chartering of a vessel. Restricted cash, at December 31, 2015 included $7,789, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2016	December 31, 2015
Accounts receivable	$10,022	$3,999
Less: Provision for doubtful receivables	—	—

Accounts receivable, net	$10,022	$3,999

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2016	$—	$—	$—	$—
Year ended December 31, 2015	$(49)	$—	$49	$—
Year ended December 31, 2014	$(613)	$—	$564	$(49)

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2016	December 31, 2015
Prepaid voyage costs	$27	$137
Inventory	220	1,160
Other	1,353	—

Total prepaid expenses and other current assets	$1,600	$1,297

Inventories, which are comprised of bunkers due to freight voyages, are valued at cost as determined on the first-in, first-out basis. As of December 31, 2016, the amount of $1,353 represents the advances for working capital purposes for certain charter contracts.

NOTE 6 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$1,358,348	$(218,922)	$1,139,426
Additions	147,840	(57,217)	90,623

Balance December 31, 2015	$1,506,188	$(276,139)	$1,230,049
Additions	15,341	(55,983)	(40,642)
Vessel impairment losses	(42,231)	15,030	(27,201)
Transfer to vessel held for sale (see Note 7)	(125,000)	—	(125,000)

Balance December 31, 2016	$1,354,298	$(317,092)	$1,037,206

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

Acquisition of vessels

2016

On December 30, 2016, Navios Partners acquired from an unrelated third party the Navios Beaufiks, a 2004-Japanese-built Capesize vessel of 180,310 dwt, for an acquisition cost of $15,341.

2015

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for an acquisition cost of $147,840, of which $14,802 relates to vessel deposits paid and transferred during the year.

2014

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

Vessel impairment losses

On January 9, 2017, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Apollon for a net sale price of $4,750. The vessel is subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of December 31, 2016. As of December 31, 2016, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $10,008 has been recognized under the line item “Vessel impairment losses” in the Consolidated Statements of Operations.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE  7  – VESSEL HELD FOR SALE

During June 2016, Navios Partners entered into a Memorandum of Agreement with an unrelated third party, for the disposal of the MSC Cristina. The vessel was subject to an existing time charter and management had committed to a plan to sell the vessel to the current charterer prior to June 2017.

As of December 31, 2016, the vessel has been classified as held for sale as the relevant criteria for the classification were met and, therefore, it is presented in the consolidated balance sheets at its fair value less cost to sell totaling $125,000. An impairment loss of $17,193 for the vessel held for sale, is included under “Vessel impairment losses” in the consolidated Statements of Operations. The vessel was sold in January 2017 and proceeds from the sale of the vessel were used to fully repay the outstanding amount of the April 2015 credit facility and the June 2016 credit facility (see Note 23).

NOTE  8  – INTANGIBLE ASSETS

Intangible assets as of December 31, 2016 and 2015 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2014	$158,987	$(84,932)	$74,055
Additions	—	(18,716)	(18,716)
Write-off	(31,199)	31,199	—

Favorable lease terms December 31, 2015	$127,788	$(72,449)	$55,339
Additions	—	(15,861)	(15,861)
Accelerated amortization	(44,072)	23,546	(20,526)

Favorable lease terms December 31, 2016	$83,716	$(64,764)	$18,952

Amortization expense of favorable lease terms for the years ended December 31, 2016, 2015 and 2014 is presented in the following table:

	Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Favorable lease terms	$(15,861)	$(18,716)	$(23,287)
Acceleration of favorable lease terms	(20,526)	—	(22,063)

Total	$(36,387)	$(18,716)	$(45,350)

The aggregate amortization of the intangibles as of December 31 is estimated to be as follows:

Year	Amount
2017	$10,871
2018	3,748
2019	1,166
2020	1,166
2021	1,166
2022 and thereafter	835

$18,952

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2016, Navios Partners accelerated $20,526 of amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles due to a change in their useful life following the termination of the Charter Party and early re-delivery of the vessels from Hanjin Shipping Co. on September 13, 2016.

As of December 31, 2015, acquisition cost and accumulated amortization, each amounting to $31,199, was written-off as the intangible asset associated with the favorable lease that was fully amortized for the Navios Fulvia.

During the year ended December 31, 2014, Navios Partners’ accelerated $22,010 of amortization of the Navios Pollux favorable lease intangible due to a change in its useful life following the termination of the credit default insurance policy (Refer to Note 22 “Other Income” for further details). The additional amount of $53 of accelerated amortization incurred through December 31, 2014, related to the expiration of the intangible assets associated with two vessels of our fleet.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives are 10.0 years for favorable lease terms charter out.

NOTE 9 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2016 and 2015 consisted of the following:

	December 31, 2016	December 31, 2015
Creditors	$766	$329
Brokers	1,796	2,112
Insurances	35	149
Professional and legal fees	679	116

Total accounts payable	$3,276	$2,706

NOTE 10 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2016 and 2015 consisted of the following:

	December 31, 2016	December 31, 2015
Accrued voyage expenses	$1,526	$1,411
Accrued loan interest	700	864
Accrued legal and professional fees	2,219	241

Total accrued expenses	$4,445	$2,516

Included in accrued legal and professional fees is the amount of $1,650 that was authorized and approved by the compensation committee of Navios Partners in December 2016 and for which all service conditions have been met as of December 31, 2016. The compensation committee of Navios Partners also authorized and approved an additional $1,650 payment to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2017. The total amount of $ 1,650, $0 and $0 has been recorded in general and administrative expenses in the consolidated Statements of Operations for the year ended December 31, 2016, 2015 and 2014 respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 11 – BORROWINGS

Borrowings as of December 31, 2016 and 2015 consisted of the following:

	December 31, 2016	December 31, 2015
Term Loan B facility	$386,292	$411,292
Credit facilities	141,805	194,569

Total borrowings	$528,097	$605,861
Less: Long-term unamortized discount	(1,471)	(2,464)
Less: Current portion of long-term debt, net	(74,031)	(23,336)
Less: Deferred financing costs, net	(2,850)	(5,319)

Long-term debt, net	$449,745	$574,742

As December 31, 2016, the total borrowings, net under the Navios Partners’ credit facilities were $523,776.

Term Loan B Credit Facility: In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile and was issued at 98.0%.

On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

During 2015 and 2016, Navios Partners prepaid $21,000 and $25,000, respectively, of the Term Loan B facility. These prepayments were fully applied to the balloon payment. Following the prepayment of March 2015 and May 2016, an amount of $256 and $187, respectively, was written-off from the deferred finance fees.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and is guaranteed by each subsidiary of Navios Partners. On March 31, 2016, YM Unity was added as collateral to the Term Loan B facility. On November 14, 2016, six dry cargo vessels were added as collateral to the Term Loan B facility and a Capesize vessel has been added upon delivery in December 2016 in exchange for $13,500, held in the escrow account. Upon delivery of Navios Beaufiks, the amount of $13,500 was released and the vessel was added as collateral to the Term Loan B facility.

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

As of December 31, 2016, the outstanding balance of the Term Loan B facility including the add-on was $384,821, net of discount of $1,471, and it is repayable with a final payment of $386,292, in June 2018.

ABN AMRO Credit Facilities: On September 22, 2014, Navios Partners entered into a credit facility with ABN AMRO Bank N.V. (the “September 2014 Credit Facility”) of up to $56,000 (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. The September 2014 Credit Facility bears interest at LIBOR plus 300 bps per annum. During 2015, Navios Partners prepaid $21,312. Following this prepayment, an amount of $314 was written-off from the deferred finance fees.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 31, 2016, the YM Unity was released and discharged from its obligations and liabilities under the September 2014 Credit Facility. On April 1, 2016, Navios Partners fully repaid the outstanding balance of $28,357 of the facility with ABN AMRO Bank N.V. Following this repayment, an amount of $340 was written-off from the deferred finance fees. As of December 31, 2016, there was no outstanding amount under this facility.

On June 23, 2016, Navios Partners entered into a new credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30,000 to be used for the general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. As of December 31, 2016 the outstanding balance of the facility was $29,000. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility.

Commerzbank/DVB Credit Facility: On March 27, 2015, Navios Partners prepaid $2,346 of the July 2012 Credit facility and the prepayment was applied to 2015 installments. On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16,235 of the July 2012 Credit facility. On November 10, 2016, Navios Partners prepaid $28,052 in cash for the settlement of a nominal amount of $30,192 of the July 2012 Credit facility achieving a $2,140 gain on debt repayment. The prepayments of 2016 of this facility were accounted for as debt modification in accordance with ASC470 Debt. Following these prepayments, an amount of $161 was written-off from the deferred finance fees. As of December 31, 2016, the outstanding balance of the July 2012 Credit facility was $41,855, and it was repayable in one quarterly installment of $1,600 and four quarterly installments of $2,100, with a final balloon payment of $31,855 on the last repayment date. The final maturity date is November 30, 2017.

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83,000 was cancelled. As of December 31, 2016, the outstanding balance of the April 2015 Credit Facility was $70,950 and was repayable in 22 equal consecutive quarterly installments of $1,478, with a final balloon payment of $38,431 on the last repayment date. The final maturity date was April 20, 2022. The April 2015 Credit Facility bore interest at LIBOR plus 275 bps per annum. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60,000 (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew $21,000 from the Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this prepayment, an amount of $600 was written off from the deferred finance fees. As of December 31, 2016, there was no outstanding amount under this facility.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility, the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility, the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 105% to 140%; (ii) minimum free consolidated liquidity of $15,000 as at December 31, 2016 and at least the higher of $20,000 and the aggregate of interest and principal falling due during the previous six months all the other times; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) ranging of less than 0.75 or 0.80:1.00; and (v) maintain a minimum net worth to $135,000 for the periods prior to any distributions by the Company. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

As of December 31, 2016, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2017	$76,767
2018	392,204
2019	5,913
2020	5,913
2021	5,913
2022 and thereafter	41,387

$528,097

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

Other long-term debt, net: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

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

Due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these payables.

Due to related parties, long-term: The carrying amount of due to related parties, long-term reported in the balance sheet approximates its fair value due to the long-term nature of these payables.

Due from related parties: The carrying amount of due from related parties reported in the balance sheet approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$17,360	$17,360	$26,750	$26,750
Restricted cash	$7,728	$7,728	$7,789	$7,789
Loans receivable from affiliates	$2,422	$2,422	$1,521	$1,521
Amounts due to related parties, short-term	$—	$—	$(8,680)	$(8,680)
Amounts due to related parties, long-term	$11,105	$11,105	$—	$—
Amounts due from related parties	$19,639	$19,639	$—	$—
Term Loan B facility, net	$(382,653)	$(360,700)	$(404,977)	$(406,410)
Other long-term debt, net	$(141,124)	$(141,805)	$(193,102)	$(194,569)
Notes receivable	$6,112	$6,112	$—	$—

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2016 and December 31, 2015.

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Cash and cash equivalents	$17,360	$17,360	$—	$—
Restricted cash	$7,728	$7,728	$—	$—
Loans receivable from affiliates	$2,422	$—	$2,422	$—
Amounts due to related parties, long-term	$11,105	$11,105	$—	$—
Term Loan B facility, net(1)	$(360,700)	$—	$(360,700)	$—
Other long-term debt, net(1)	$(141,805)	$—	$(141,805)	$—
Notes receivable(2)	$6,112	$—	$6,112	$—

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Vessel held for sale	$125,000	$—	$125,000	$—
Vessels, net (for Navios Apollon)	$4,750	$—	$4,750	$—

	Fair Value Measurements at December 31, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$26,750	$26,750	$—	$—
Restricted cash	$7,789	$7,789	$—	$—
Loans receivable from affiliates	$1,521	$—	$1,521	$—
Term Loan B facility, net(1)	$(406,410)	$—	$(406,410)	$—
Other long-term debt, net(1)	$(194,569)	$—	$(194,569)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.
(2)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

NOTE 13 – ISSUANCE OF UNITS

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25,000. During the year ended December 31, 2016, Navios Partners issued 244,201 common units and received net proceeds of $440. Pursuant to the issuance of the common units, Navios Partners issued 4,984 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $10.

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

Navios Holdings currently owns a 19.4% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

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

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Asia	$112,019	$133,542	$125,572
Europe	54,006	70,121	64,858
North America	13,364	10,557	19,943
Australia	11,135	9,456	16,983

Total	$190,524	$223,676	$227,356

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

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and was performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners traded the vessel directly. On April 1, 2016, the vessel was delivered to KLC and the charter contract was resumed.

NOTE 17 – LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off-hires days) as of December 31, 2016, is as follows:

Amount
2017	$112,434
2018	82,445
2019	54,688
2020	65,862
2021	65,682
2022 and thereafter	306,965

$688,076

NOTE 18 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60,000. The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2016, there was no outstanding amount under this facility (See Note 11).

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.0 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of more than TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, Navios Partners further amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

Total management fees for the year ended December 31, 2016, 2015 and 2014 amounted to $59,209, $56,504 and $50,359, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2016, 2015 and 2014 amounted to $7,751, $6,205 and $6,089, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of December 31, 2016 was $19,040 and included the short-term due from Navios Holdings. The balance mainly consisted of management fees and other receivables. Amounts due from related parties as of December 31, 2015 was $0.

Balance due to related parties: Included in the non-current liabilities as of December 31, 2016 was an amount of $11,105, which represented the non-current amount payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses. Amounts due to related parties included in the current liabilities as of December 31, 2015 was $8,680 mainly consisting of payables for drydock and special survey expenses, management fees outstanding and other receivables.

Vessel Chartering: In May 2012 and 2013, Navios Partners entered into two charters with a subsidiary of Navios Holdings for the Navios Aldebaran and the Navios Prosperity. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings on February 28 and March 5, 2015, respectively.

In 2012 and 2013, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Apollon, Navios Libra, Navios Felicity and Navios Hope. In April 2015, these charters were further

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

extended for approximately one year at a net daily rate of $12.5, $12.0, $12.0 and $10.0, respectively, plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In 2015, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In November 2016, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter is approximately three months that commenced in November 2016, at a net daily rate of $11.5.

Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the year ended December 31, 2016, 2015 and 2014 amounted to $1,939, $38,809 and $27,444, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests (See Note 13—Issuance of Units).

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Balance due from Navios Europe I: Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners have made available to Navios Europe Inc. (“Navios Europe I”) (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 20 for the Investment in Navios Europe I and respective ownership interests. The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2016, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $750 (December 31, 2015: $750), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $310 under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $235 under the caption “Loans receivable from affiliates”. As of December 31, 2016 and December 31, 2015, the amounts undrawn from the Navios Revolving Loans I were $9,100, of which Navios Partners’ portion was $455.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe (II) Inc. (“Navios Europe II”) (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 20 for the Investment in Navios Europe II and respective ownership interests.

The Navios Revolving Loans II earn an 18.0% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

requirements or stated maturity dates. As of December 31, 2016, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $1,221 (December 31, 2015: $771), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $288 under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $216 under the caption “Loans receivable from affiliates”. As of December 31, 2016, the amounts undrawn from the Navios Revolving Loans II was $14,075, of which Navios Partners’ portion was $704. As of December 31, 2015, the amount undrawn from the Navios Revolving Loans II was $23,075, of which Navios Partners’ portion was $1,154.

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

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the year ended December 31, 2016 and 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $9,153 and $3,605, respectively, net of applicable deductions, of which $9,635 and $3,795 was recorded as “Other income” for the year ended December 31, 2016 and 2015, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2016, Navios Holdings held an 18.0% common unit interest in Navios Partners, represented by 15,344,310 common units and it also held a general partner interest of 2.0%.

NOTE 19 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five Container vessels chartered out to Hyundai Merchant Marine Co. (“HMM”) which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24,400 per day pro rata.

•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30,500 per day pro rata until redelivery.

In exchange for the reduction of the hire rate, the Company received (i) $7,692 on principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024 and (ii) 3,657 freely tradable securities of HMM (publicly traded at the Stock Market Division of the Korean Exchange).

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $5,932. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of the each time charter. For the year ended December 31, 2016, the Company recorded an amount of $5,537 of deferred revenue amortization in the consolidated Statement of Operations under line “Time charter and voyage revenues”.

As of December 31, 2016, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $12,102 and $28,571, respectively.

During August 2016, the Company sold all the shares for net proceeds on sale of $20,842 resulting in a loss on sale of $19,435, which was recorded under “Loss on sale of securities” in the consolidated Statements of Operations for the year ended December 31, 2016 and the proceeds were classified as investing activities in the consolidated Statements of Cash Flows for the year ended December 31, 2016. The Company recognized non-cash interest income and discount unwinding totaling to $180 for these instruments under “Interest income” in the consolidated Statements of Operations for the year ended December 31, 2016.

NOTE 20 – INVESTMENT IN NAVIOS EUROPE I AND NAVIOS EUROPE II

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I. Navios Partners further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

As of December 31, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $1,390, which represents the Company’s carrying value of the investment of $640 plus the Company’s balance of the Navios Revolving Loans I of $750 and did not include the undrawn portion of the Navios Revolving Loans I.

As of December 31, 2016, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $750. Investment income of $74 was recognized in the Statements of Operations under the caption of “Other income” for the year ended December 31, 2016. Investment income of $45 was recognized in the Statements of Operations under the caption of “Other income” for the year ended December 31, 2015.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

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

As of December 31, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $1,837, which represents the Company’s carrying value of the investment of $616 plus the Company’s balance of the Navios Revolving Loans II of $1,221 and does not include the undrawn portion of the Navios Revolving Loans II.

As of December 31, 2016, the Navios Partners’ portion of the Navios Revolvings Loan II outstanding was $1,221. Investment loss of $(133) was recognized in the Statements of Operations under the caption of “Other

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

income” for the year ended December 31, 2016. Investment income of $49 was recognized in the Statements of Operations under the caption of “Other income” for the year ended December 31, 2015.

NOTE 21 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners will pay a quarterly distribution on the common units in any quarter. On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. The amount of any distributions paid under Navios Partners’ policy and the decision to make any distribution is determined by its board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On January 26, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2014 of $0.4425 per unit. The distribution was paid on February 13, 2015 to all holders of record of common and general partner units on February 11, 2015, which included the unitholders participating in the February 2015 offering (See Note 13—Issuance of units). The aggregate amount of the declared distribution was $38,097.

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

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the years ended December 31, 2016, 2015 and 2014.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net (loss)/income	$(52,549)	$41,805	$74,853
Earnings attributable to:
Common unit holders	(51,498)	39,825	71,225
Weighted average units outstanding (basic and diluted)
Common unit holders	83,107,066	82,437,128	76,587,656
Earnings per unit (basic and diluted):
Common unit holders	$(0.62)	$0.48	$0.93
Earnings per unit — distributed (basic and diluted):
Common unit holders	$—	$1.11	$1.79
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.62)	$(0.63)	$(0.86)

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 22 – OTHER INCOME

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the years ended December 31, 2016 and 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $9,635 and $3,795, which were recorded as “Other income”, respectively.

On November 10, 2016, Navios Partners repaid $28,052 in cash for the settlement of a nominal amount of $30,192 of the July 2012 Credit Facility achieving a $2,140 gain on debt repayment.

During the year ended December 31, 2014, Navios Partners received cash compensation of $17,779 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Partners has no continuing obligation to provide any further services to the counterparty and has therefore recognized the entire compensation received immediately in the Statements of Operations within the caption of “Other income”.

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $30,956 (which was received in April 2014). From the total compensation, $1,170 was recorded immediately in the Statements of Operations within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29,786 was recorded immediately in the Statements of Operations within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

NOTE 23 – SUBSEQUENT EVENTS

On February 21, 2017, Navios Holdings has agreed to sell to Navios Partners certain loans previously funded by Navios Holdings to Navios Europe Inc. for $27,000, subject to signing of definitive documentation. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the sale based on the then outstanding balance of the loans.

On March 6, 2017, Navios Partners announced the issuance of a new $405,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR +500 basis points and has a three and a half year term. The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

Navios Partners intends to use the net proceeds of the Term Loan B facility to: (i) to refinance the existing Term Loan B; and (ii) to pay fees and expenses related to the term loans. The issuance of the new Term Loan B facility is subject to signing of definitive documentation.

On January 12, 2017, in connection to the sale of the MSC Cristina, Navios Partners fully repaid the outstanding balance of $70,950 of the April 2015 Credit Facility.

On January 12, 2017, Navios Partners fully repaid the outstanding balance of $29,000 of the June 2016 Credit Facility.

In January 2017, Navios Partners agreed to sell the Navios Apollon, a 2000 Ultra-Handymax vessel of 52,073 dwt to an unrelated third party, for a total net sale price of $4,750. Delivery is expected by April 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: March 13, 2017