Form 20-F
period 2017-12-31
Navios Maritime Partners L.P.
filed 2018-04-04
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 147,797,720 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

EX-1.2	242
EX-8.1	320
EX-12.1	322
EX-12.2	323
EX-13.1	324
EX-15.1	325

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, dry cargo commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders, operators and liner companies;

•	our ability to leverage to our advantage Navios Maritime Holdings Inc.’s (“Navios Holdings”) relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement, as amended (the “Management Agreement”) and the administrative services agreement (the “Administrative Services Agreement”) with Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) and for reimbursements for fees and costs of our general partner;

•	estimated future maintenance and replacement capital expenditures;

•	future sales of our common units in the public market;

•	a lack of sufficient cash to pay the quarterly distribution on our common units;

•	the cyclical nature of the international dry cargo and container shipping industry;

•	fluctuations in charter rates for dry cargo carriers and container vessels;

•	the high numbers of newbuildings currently under construction in the dry cargo industry;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, terrorism and piracy;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unitholders;

•	expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and

•	other factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Item 3. Key Information”.

The risks and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2017 and 2016 and operating results for the years ended December 31, 2017, 2016, and 2015, were derived from our audited consolidated financial statements of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”) which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and December 31, 2013 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(Expressed in thousands of U.S. dollars-except unit and per unit data)
Statement of Income Data
Time charter and voyage revenues	$211,652	$190,524	$223,676	$227,356	$198,159
Time charter and voyage expenses	(4,158)	(5,673)	(7,199)	(15,390)	(14,943)
Direct vessel expenses	(7,172)	(6,381)	(4,043)	(761)	—
Management fees	(67,310)	(59,209)	(56,504)	(50,359)	(36,173)
General and administrative expenses	(17,163)	(12,351)	(7,931)	(7,839)	(6,305)
Depreciation and amortization	(72,760)	(92,370)	(75,933)	(95,822)	(77,505)
Vessel impairment losses	(32,677)	(27,201)	—	—	—
Loss on sale of securities	—	(19,435)	—	—	—
Interest expense and finance cost, net	(38,225)	(31,247)	(31,720)	(28,761)	(16,910)
Interest income	3,277	541	222	243	50
Gain on change in control	4,068	—	—	—	—
Other income	9,884	14,523	5,232	47,935	13,730
Other expense	(5,133)	(4,270)	(3,995)	(1,749)	(1,097)
Equity in net earnings of affiliated companies	866	—	—	—	—

Net (loss)/ income	$(14,851)	$(52,549)	$41,805	$74,853	$59,006

Balance Sheet Data (at period end)
Current assets, including cash	$60,306	$56,349	$39,835	$115,197	$54,484
Vessels, net	1,099,015	1,037,206	1,230,049	1,139,426	1,026,153
Total assets	1,305,302	1,268,580	1,350,291	1,338,709 (2)	1,241,616 (2)
Total long-term debt, including current portion net of discount	493,463	523,776	598,078	575,974 (2)	524,861 (2)
Total partners’ capital	767,710	680,209	732,215	749,098	706,507
Units issued and outstanding
Common unitholders	147,797,720	83,323,911	83,079,710	77,359,163	71,034,163
Weighted average units outstanding (basic and diluted)
Common unitholders	132,610,330	83,107,066	82,437,128	76,587,656	66,317,588
Earnings per unit (basic and diluted)
Common unit	$(0.11)	$(0.62)	$0.48	$0.93	$0.84
Dividends declared per unit
Dividend per common unit	$—	$—	$1.54	$1.73	$1.66
Dividend per general partner unit	$—	$—	$2.57	$3.08	$2.96
Cash Flow Data
Net cash provided by operating activities	$53,934	$56,527	$123,276	$171,661	$104,842
Net cash (used in)/ provided by investing activities	(187,211)	5,051	(149,301)	(123,272)	(382,673)

	Year ended December 31,
	2017	2016	2015	2014	2013
	(Expressed in thousands of U.S. dollars-except unit and per unit data)
Net cash provided by/ (used in) financing activities	139,964	(70,968)	(46,720)	15,760	281,045
Fleet Data:
Vessels at end of period(1)	36	32	31	32	28

(1)	Includes owned and chartered-in vessels.
(2)	The total assets and long-term debt, including current portion net of discount presented in this table have been revised to reflect the adoption of ASU 2015-03, which was effective beginning the first quarter ending March 31, 2015 and applied retrospectively to all prior periods presented in the Company’s financial statements.

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

We may not have sufficient cash available to pay quarterly distributions or to maintain or increase distributions following the establishment of cash reserves and payment of fees and expenses. In February 2016, we announced that our board of directors decided to suspend the quarterly cash distributions to our unitholders, including the distribution for the quarter ended December 31, 2015, in order to conserve cash and improve our liquidity. In March 2018, the board determined to reinstate a distribution and any continued distribution will be at the discretion of our board of directors. The amount of cash we can distribute on our common units depends principally upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee until December 2019;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for dry cargo commodities;

•	supply of dry cargo vessels;

•	prevailing global and regional economic and political conditions;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values, resulting in decreased distributions to our common unitholders.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2016, to March 21, 2018, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $2,260 and a high of $13,740. Additionally, during the period from January 1, 2016, to March 21, 2018, the Baltic Exchange’s Capesize time charter average (BCI-5TCA) daily rates experienced a low of $1,985 and a high of $30,475, and the Baltic Dry Index (“BDI”) experienced a low of 290 points and a high of 1,743 points. While the BDI was 1,117 as of March 21, 2018, there can be no assurance that the drybulk charter market will increase further, and the market could decline. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, we may face decreases in such drybulk trade and demand. For example, the recent slowdown of the Chinese economy has adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at low levels. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union (the “EU”), as has occurred recently, or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2017. From 2009 to 2011, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, Trans-Pacific Eastbound trade lane growth was less than 1% per year in 2011 and 2012, while the Far East to Europe trade was positive in 2011 but turned negative in 2012 due to the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States. More recently, since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route at a time of increased vessel supply, has resulted in the highest annual scrapping on record. The oversupply in our market continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships have been placed since 2014, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of container ships slowed significantly in 2016 and 2017. Since the middle of 2016, as economic growth returned to world markets and in combination with continued scrapping, time charter rates rose and have remained above their 2016 lows. Still, liner companies have experienced a substantial drop-off in container shipping activity, resulting in decreased average freight rates since the second half of 2011, and the continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we charter our containerships. Recently, there has been a global economic slowdown and disruptions in the credit markets which significantly reduced demand for products shipped in containers and, in turn, containership capacity.

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

The demand for vessels has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, drybulk products, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance drybulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities including piracy;

•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import and export restrictions, central bank policies and pollution conventions or protocols;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	changes in environmental and other regulations and standards that limit the profitability, operations or useful lives of vessels;

•	the availability of shipyard capacity; and

•	the economics of slow steaming.

The market value of our vessels, which has declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which drybulk or containerships operate;

•	reduced demand for drybulk or containerships, including as a result of a substantial or extended decline in world trade;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types, sizes and age of vessels;

•	sophistication and condition of the vessels;

•	development of an increase in use of other modes of transportation;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market value of our owned vessels decreases, we may breach covenants contained in our credit facilities. We purchased the majority of our drybulk vessels from Navios Holdings based on market prices that were, for certain vessels, at historically high levels. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of a vessel at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Charter rates in the drybulk and container shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay dividends.

The current charter rates for dry cargo vessels have significantly decreased from their historic highs reached in the second quarter of 2008. If the drybulk shipping industry, which has been highly cyclical, is depressed in the future when our charters expire, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, or on vessels that we may acquire in the future, as well as, the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

All of our drybulk time charters are scheduled to expire on dates ranging from April 2018 to September 2022. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

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

One of our principal strategies is to enter into long-term charters, although we believe it is impractical to determine the typical charter length for vessels in our sectors due to factors such as market dynamics, charter strategy and the private nature of charter agreements. If a market for long-term time charters in the sectors in which we operate does not develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for our vessels. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping dry cargoes is depressed or these markets become depressed during the period of any adjustable rate charter.

An oversupply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of March 21, 2018, newbuilding orders had been placed for an aggregate of less than 10% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An oversupply of containership capacity may depress charter rates, as has happened in the past, or prolong the period of depressed charter rates, and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61.3% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet from 20.8% in October 2015 to an all-time low of 12.7% as of February 2018. The orderbook remains significantly skewed towards vessels over 8,000 TEU. An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress the current low charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

A number of third party owners have ordered so-called “eco-type” vessel designs, which offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

New eco-type vessel designs purport to offer material bunker savings compared to older designs, including certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. Such savings may also increase as a result of the IMO 0.5% sulphur limitations on marine fuels due to come into force on January 1, 2020, which may increase the cost of fuels that meet these limits. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

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

Our significant maintenance and replacement capital expenditures may reduce or eliminate the amount of cash we have available for distribution to our unitholders. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, will be: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less, if any, cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

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

As of December 31, 2017, all of our facilities were fully drawn and the total borrowings, net of unamortized discount, under our credit facilities amounted to $499.8 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our credit facilities also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate (“LIBOR”), or the prime rate. We do not currently hedge against increases in such rates and, accordingly, significant increases in such rate would require increased debt levels and reduce distributable cash. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.

If the volatility in the London InterBank Offered Rate, or LIBOR, continues, it could affect our profitability, earnings and cash flow.

LIBOR has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

Our credit facilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our Board determines to do so again in the future.

We have a credit facility with DVB Bank S.E. (the “DVB Credit Facility”), a term loan facility (the “Term Loan B Credit Facility”) and a credit facility with BNP PARIBAS (the “BNP Credit Facility”). As of December 31, 2017, the outstanding loan balance under Navios Partners’ credit facilities was $499.8 million.

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

Our credit facilities also require us to comply with the International Safety Management Code (“ISM Code”), and International Ship and Port Facilities Security Code (“ISPS Code”) and to maintain valid safety management certificates and documents of compliance at all times.

The DVB Credit Facility and the BNP Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $650 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

Failure to comply with these covenants constitutes an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and may subject to the prepayment or cure provision of each facility.

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

Our growth strategy focuses on expansion in the dry cargo shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for drybulk commodities, finished or semi-finished goods and the shipping of dry cargoes, which could be negatively affected by a number of factors, such as declines in prices for drybulk commodities or containerized cargoes, or general political and economic conditions.

Reduced demand for drybulk commodities and the shipping of dry cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies, of which China is especially important, and India have been the main driving force behind the current increase in seaborne drybulk trade and the demand for drybulk carriers. The Asian Pacific (particularly the Chinese) and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the OECD. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials. For example, in 2017, China imported 1.058 billion tons of iron ore by sea out of a total of 1.477 billion tons shipped globally accounting for about 72% of the global seaborne iron ore trade. While it only accounted for 18% of seaborne coal movements of coal in 2017 according to current estimates (218 million tons imported compared to 1.203 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (265 million tons imported compared to 1.180 billion tons of seaborne coal traded globally). Our drybulk vessels are deployed by our charterers on routes involving drybulk trade in and out of emerging markets, and our charterers’ drybulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal or promoting the export of such coal or increasing consumption of natural gas or increasing the production of electricity from renewable resources. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for drybulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

The expansion of the Panama Canal may have an adverse effect on our results of operations.

In June 2016, the expansion of the Panama Canal, or the Canal, was completed. The new locks allow the Canal to accommodate significantly larger vessels, including capesize vessels, which we operate, however most capesize vessels cannot transit the new locks with a full load of cargo and some are still too wide for the new locks. Transit from the U.S. East Coast, the East Coast of Canada, the U.S. Gulf, the Caribbean or the Northern Coast of South America to Asia, a possible trade route for our customers using larger bulkers, can now be shortened by approximately 13-20 days compared to transiting via the Cape of Good Hope. Such transits by larger bulkers would be undertaken only if the cargo carried is close to the full capacity of the bulker and the fees charged by the Canal still allow for a savings in time and expenses compared to the alternative route. Any decrease in voyage time may increase the number of those larger bulkers available for cargo lifting and thereby increase industry capacity, which may have an adverse effect on Time Charter Equivalent rates (“TCE”).

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

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading in the spot market during an upturn in the dry cargo market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

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

Delays in deliveries of second-hand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.

We expect to purchase second-hand vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

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

For the year ended December 31, 2017, our customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd. (“HMM”) and Yang Ming Marine Transport Corporation (“Yang Ming”), which accounted for approximately 26.8% and 12.0%, respectively, of total revenues. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were HMM, Yang Ming and Mediterranean Shipping Co. S.A., which accounted for 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were HMM, Navios Corporation and Yang Ming, which accounted for 24.0%, 17.4% and 11.4%, respectively of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

In 2016, HMM faced financial difficulties and developed a restructuring plan, which included restructuring agreements for five of our container vessels (see Note 19 — Notes Receivable). The loss of these customers could result in a significant loss of revenues, cash flows and our ability to maintain or improve distributions over the long term, and to service or refinance our debt. We could lose this or any customer or the benefits of a charter if, among other things:

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

On August 31, 2016, Hanjin filed for rehabilitation. Navios Partners had two Capesize vessels chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September 2016, both vessels were redelivered to Navios Partners’ commercial management and were rechartered to third parties. Navios has filed claims to the Seoul Central District Court for the lost revenues in accordance with the rehabilitation process. Rehabilitation proceedings were cancelled on February 2, 2017 and Hanjin entered into liquidation on February 17, 2017. Navios Partners’ claims were registered in the rehabilitation proceedings on October 24, 2016 and will be assessed during the bankruptcy proceedings. There is no notable change in the status of Hanjin’s bankruptcy proceedings since our last report of 2017.

In August 2015, the Seoul Central District Court approved the second rehabilitation proceedings of Samsun Logix. One of our vessels chartered to Samsun Logix was redelivered in August 2015 and has been rechartered. The rehabilitation claim was sold to an unrelated third party. Navios Partners has no outstanding receivable from Samsun Logix.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings agreed to provide supplemental credit default insurance with a maximum cash payment of $20.0 million. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7.2 million and $9.2 million, respectively, net of applicable deductions, of which $7.6 million and $9.6 million, respectively, was presented under the caption “Other income”.

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

As of April 3, 2018, the vessels in our fleet had an average age of approximately 10.0 years and most dry cargo vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

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

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We have been and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, and other tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

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

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations, including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. Enforcement of the BWM Convention and revised guidance will likely result in additional compliance costs, to be implemented over a period of time, depending upon the ship’s age and renewal survey cycle. Currently, all ships must have a ballast water management plan, a ballast water record book and an International Ballast Water Management Certificate. Existing ships built before September 8, 2017, are required to exchange ballast water in open seas, away from coastal areas or in designated areas. Ships built after September 8, 2017, are required to comply with discharge standards based on the maximum allowable amount of viable organisms, which usually involves the installation of ballast water treatment systems. Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The Energy Efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

We operate a fleet of dry cargo vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008, and as of August 23, 2017, had 86 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

Though it has been eight years since the Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”), such regulation may become even stricter because of the incident’s impact. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone (the “EEZ”). Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. In February 2017, EU members states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires ETS-regulated businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU’s main decision making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about ship greenhouse gas emissions reductions before 2023 was met with industry push-back by many countries. Depending on how fast IMO and the EU move on this issue, the ETS may result in additional compliance costs for our vessels.

In response to the Deepwater Horizon incident, the EU issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” Implemented on July 19, 2015, the objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. As far as the environment is concerned, the UK has various regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013, the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29,

2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

Iran

During the last few years and until January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific trade and investment activities involving Iran.

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran and the EU sanctions on Iran (including, among others, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA or the United States does not certify that Iran is in compliance with the JCPOA.

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

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports, including Kerch Commercial Seaport, Sevastopol Commercial Seaport and Port Feodosia, are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of equity financing and loans to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on trade with Crimea.

The U.S.’s “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (CAATSA), authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia have not actually been imposed or implemented. CAATSA sanctions on Iran and North Korea enhance existing sanctions.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to PDVSA and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of November 13, 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo and related prohibitions and restrictions including restrictions related to internal repression.

Other U.S. Economic Sanctions and Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other EU Economic Sanctions Targets

The EU also maintains sanctions against Syria, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimise by following our corporate written Ecomonic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Holdings, we cannot give any assurance that an adverse finding against Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common stock units.

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

The operation of ocean-going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure, grounding, fire, explosions and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

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

Our vessels may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, financial condition, results of operations, cash flows, and our ability to pay dividends. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessel to forfeiture to the government of such jurisdiction.

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

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull & machinery insurance and/or protection & indemnity insurance.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2017, the value of the U.S. dollar as compared to the Euro decreased by approximately 12.1% compared with the respective value as of December 31, 2016. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, and in Paris on January 7, 2015 and on November 13, 2015, the bombings in Spain on March 11, 2004 and in Brussels on March 22, 2016, and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional refugee flows, armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

A government could requisition title or seize our vessels. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Strait of Malacca, the Arabian Sea, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, a vessel owned by our affiliate, Navios Maritime Acquisition Corporation, the Nave Atropos, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by Navios Maritime Acquisition Corporation (“Navios Acquisition”), came under attack from pirate action groups on her way out from her loading terminal about 50NM off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas. Premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Continuing turmoil and hostilities in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, the refugee crisis in Europe and the Middle East and continuing concerns relating to the European sovereign debt crisis, the socioeconomic and political crisis in Venezuela and the United Kingdom’s pending exit from the European Union have led to increased volatility in global credit and equity markets. Several European countries, including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

During the financial crisis, credit markets worldwide and in the U.S. experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Additionally, uncertainty regarding trade barriers, including import tariffs, tax policy and government spending in the United States have created an uncertain environment which could reduce demand for our services. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, trade, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common units to decline.

Within the last several years, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Because we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or new business acquisitions.

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

Navios Holdings, Navios Acquisition, Navios Maritime Midstream Partners L.P. (“Navios Midstream”), Navios Maritime Containers Inc. (“Navios Containers”) and their affiliates may compete with us.

Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of the Navios Partners’ IPO governing, among other things, Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Holdings. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of the Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

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

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8,

2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios

Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

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

Navios Holdings indirectly owns a 2.0% general partner interest in us through our general partner, which Navios Holdings owns and controls, and directly owns an 18.2% limited partner interest in us. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Midstream, and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings, Navios Midstream, and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings, Navios Midstream, or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Under the terms of our existing Management Agreement, as amended in each of October 2013, August 2014, February 2015, February 2016 and November 2017, with the Manager, we pay a fixed daily fee of: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000 through December 31, 2019 for shipmanagement services provided to us by the Manager, effective from January 1, 2018. Maintenance for our vessels and expenses related to drydocking expenses under this agreement will be reimbursed at cost upon occurrence. The term of the management agreement is until December 31, 2022.

The fixed daily fee paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us. All of the fees we are required to pay to the Manager under the management agreement are payable without regard to our financial condition or results of operations. In addition, the Manager provides us with administrative services, including the services of our officers and directors, pursuant to the Administrative Services Agreement which has a term until December 31, 2022, and we reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions to unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•	The vote of the holders of at least 66 2/3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns approximately 18.2% of the total number of outstanding common units.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

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

On November 18, 2016, we entered into a Continuous Offering Program Sales Agreement, which was further amended on June 2, 2017, with S. Goldman Capital LLC, as our sales agent, for the offer and sale of up to $25.0 million in aggregate amount of our common units from time to time through the sales agent. Sales of the units are to be made pursuant to the Company’s shelf registration statement, filed on Form F-3 with the SEC and declared effective on May 5, 2017. The sales agent is not required to sell any specific number or dollar amount of our common units but will use its commercially reasonable efforts, subject to the terms of the continuous offering program sales agreement, to sell that number of shares up to $25.0 million of our common units upon our request. Sales of the shares may be made by any means permitted by law and deemed to be an “at-the-market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, and will generally be made by means of brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, or as otherwise agreed with the sales agent. Whether we choose to affect future sales under the continuous offering program will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital. The issuance from time to time of new common units through the continuous offering program or in any other equity offering, or the perception that such sales may occur, could have the effect of depressing the market price of our common units.

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

As of April 3, 2018, Navios Holdings directly owned 31,053,233 common units and 3,420,203 general partner units through our general partner (which Navios Holdings owns and controls), which together represent a 20.2% interest in us based on all outstanding common units and general partnership units.

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

If we borrow money to pay distributions, it would reduce the amount of credit available to operate our business.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2017 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Code, 50.0% of the gross transportation income of a vessel- owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. Source International Transportation Income. U.S. Source International Transportation Income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) applies, unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2017 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Term Loan B Credit Facility Refinancing and Add-on

On March 14, 2017, Navios Partners completed the issuance of a new $405.0 million Term Loan B Credit Facility. The new Term Loan B Credit Facility bears an interest rate of LIBOR plus 500 basis points (“bps”), it is set to mature on September 14, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Credit Facility to: (i) refinance the existing Term Loan B; and (ii) pay fees and expenses related to the Term Loan B. On August 10, 2017, Navios Partners completed the issuance of a $53.0 million add-on to its existing Term Loan B Credit Facility. The add-on to the Term Loan B Credit Facility bore the same terms as the Term Loan B Credit Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Credit Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

Equity Offerings and Issuances

2018

On February 21, 2018, Navios Partners completed a registered direct offering of 18,422,000 common units at $1.90 per unit and raised gross proceeds of approximately $35.0 million, of which approximately $5.0 million was purchased by Navios Holdings. The net proceeds of this offering, including the placement agent fee and the estimated offering costs of $1.7 million in total, were approximately $33.3 million. Pursuant to this offering, Navios Partners issued 375,959 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.7 million.

2017

In December 2017, Navios Partners authorized the granting of 1,370,044 restricted common units, which were issued on January 11, 2018, to its directors and/or officers, which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 27,960 general partnership units to its general partner for net proceeds of $0.06 million.

On September 1, 2017 and as part of the acquisition agreement entered into between us and Rickmers Trust, Navios Partners authorized and issued 361,444 restricted common units and 7,376 general partnership units to its general partner for net proceeds of $0.6 million and $0.01 million, respectively. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. On September 25, 2017, the fair value of the restricted units described above amounted to $0.6 million and Navios Partners was compensated by Navios Containers in full amount. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2017. Restricted common units outstanding amounted to 361,444 units as of December 31, 2017.

On March 20, 2017, Navios Partners completed its public offering of 47,795,000 common units at $2.10 per unit and raised gross proceeds of approximately $100.4 million. The net proceeds of this offering, including the underwriting discount and the offering costs of $4.4 million in total, were approximately $96.0 million. Pursuant to this offering, Navios Partners issued 975,408 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $2.0 million.

On March 17, 2017, Navios Holdings transferred to Navios Partners it rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) for a total amount of $33.5 million for a cash consideration of $4.1 million and 13,076,923 newly issued common units of Navios Partners, with fair value net of costs at date of issuance of $28.9 million. Pursuant to this transaction, Navios Partners issued 266,876 general partnership units to its general partner for net cash proceeds of $0.5 million.

2016

In December 2016, Navios Partners authorized the granting of 2,040,000 restricted common units, which were issued on January 31, 2017, to its directors and/or officers which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 41,633 general partnership units to its general partner for net proceeds of $0.06 million. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2017 and 2016. As of December 31, 2017, 686,665 restricted common units were vested.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million. As of December 31, 2017 and 2016, Navios Partners issued 1,200,442 and 244,201 common units and received net proceeds of $2.2 million and $0.4 million, respectively. Pursuant to the issuance of the common units, Navios Partners issued 24,498 and 4,984 general partnership units to its general partner in order to maintain its 2.0% general partner interest. As of December 31, 2017 and 2016, the net proceeds from the issuance of the general partnership units were $0.05 million and $0.01 million, respectively.

2015

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52.4 million. The net proceeds of this offering, including the underwriting discount, were approximately $50.1 million. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7.9 million and net proceeds, including the underwriting discount, of approximately $7.5 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million.

Navios Holdings currently owns a 20.2% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

Acquisitions and Sales of Vessels

• Acquisitions of Vessels

In March 2018, Navios Partners agreed to acquire from an unrelated third party, a 2005-built Panamax vessel of approximately 87,000 dwt, for a purchase price of $12.98 million. The vessel is expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018.

In January 2018, Navios Partners agreed to acquire from an unrelated third party, two 2006-built Panamax vessels of approximately 74,500 dwt each, for a purchase price of $22.0 million. The vessels are expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018. One of the vessels is chartered out for $9,375 net per day until May/November 2018 and the other vessel is chartered out for $9,844 net per day until March/August 2018.

On September 20, 2017, Navios Partners acquired from an unrelated third party the Navios Symphony, a 2010-built Capesize vessel of 178,132 dwt, for an acquisition cost of approximately $28.0 million.

On August 21, 2017, Navios Partners acquired from an unrelated third party the Navios Aster, a 2010 Hyundai-built Capesize vessel of 179,314 dwt, for an acquisition cost of approximately $28.9 million.

In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Panamax vessel of approximately 81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered within the second half of 2019.

On August 11, 2017, Navios Partners acquired from a related third party the Navios Christine B, a 2009 Tsuneishi Zhoushan-built Ultra-Handymax vessel of 58,058 dwt, for an acquisition cost of approximately $14.0 million.

On July 17, 2017, Navios Partners acquired from an unrelated third party the Navios Sol, a 2009 Japanese-built Capesize vessel of 180,274 dwt, for an acquisition cost of approximately $28.6 million.

On July 10, 2017, Navios Partners acquired from an unrelated third party the Navios Libertas, a 2007 South Korean-built Panamax vessel of 75,511 dwt, for an acquisition cost of approximately $13.7 million.

On June 9, 2017, Navios Partners acquired from an unrelated third party the Navios Ace, a 2011 South Korean-built Capesize vessel of 179,016 dwt, for an acquisition cost of approximately $31.4 million.

On June 7, 2017, Navios Partners acquired from an unrelated third party the Navios Prosperity I, a 2007 South Korean-built Panamax vessel of 75,527 dwt, for an acquisition cost of approximately $13.7 million.

On December 30, 2016, Navios Partners acquired from an unrelated third party the Navios Beaufiks, a 2004 Japanese-built Capesize vessel of 180,310 dwt, for an acquisition cost of $15.3 million.

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for an acquisition cost of $147.8 million.

Sales of Vessels

On December 21, 2017, Navios Partners completed the sale of the Navios Gemini S, a 1994-built Panamax vessel of 68,636 dwt. The vessel was sold to an unrelated third party for a net sale price of $4.1 million.

On April 21, 2017, Navios Partners completed the sale of the Navios Apollon, a 2000-built Ultra-Handymax vessel of 52,073 dwt. The vessel was sold to an unrelated third party for a net sale price of $4.8 million.

On January 12, 2017, Navios Partners completed the sale of the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU. The vessel was sold to an unrelated third party for a net sale price of $125.0 million (For the loss on sale of the vessel, see Note 23 — Other expense).

Cash Distribution

In March 2018, the Company’s board of directors announced a new distribution policy under which it intends to declare quarterly cash distribution in the amount of $0.02 per unit, or $0.08 annually. The Company announced the first quarterly distribution of $0.02 per unit for the first quarter of 2018, which will be payable on May 14, 2018 to all unitholders of record on May 10, 2018.

B. Business Overview

Introduction

We are an international owner and operator of dry cargo vessels formed by Navios Holdings (NYSE: NM), a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the dry cargo shipping industry. Our vessels are generally chartered-out under medium to long-term time charters with an average remaining term of approximately two years to a strong group of counterparties, including Yang Ming, SwissMarine Services S.A., Exelon Corporation (formerly Constellation Energy Group), Uniper Global Commodities and Hyundai Merchant Marine Co., Ltd.

Our Fleet

Navios Partners controls 17 Panamax vessels, 13 Capesize vessels, three Ultra-Handymax vessels and seven Container vessels, including the three Panamax vessels, which are expected to be delivered during the second quarter of 2018 and one Panamax charter-in vessel, which is expected to be delivered within the second half of 2019. Our fleet of dry cargo vessels has an average age of 10.0 years for drybulk and container vessels, which approximates the current industry average of about 9.1 years for drybulk vessels and 12.0 years for container vessels, respectively (both industry average as of December 31, 2017). Panamax vessels are highly flexible vessels capable of carrying a wide range of dry cargo commodities, including iron ore, coal, grain and fertilizer and being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Container vessels are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of April 3, 2018:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Soleil	Ultra-Handymax	2009	57,337	August 2018		$11,875
Navios La Paix	Ultra-Handymax	2014	61,485	June 2018	$	Index	(3)
Navios Christine B	Ultra-Handymax	2009	58,058	December 2018	$	Index	(4)
Navios Libra II	Panamax	1995	70,136	September 2018		$9,500
Navios Felicity	Panamax	1997	73,867	April 2018		$10,213
Navios Galaxy I	Panamax	2001	74,195	November 2018		$11,163
Navios Hyperion	Panamax	2004	75,707	April 2018		$9,263
Navios Alegria	Panamax	2004	76,466	May 2018		$10,450
Navios Orbiter	Panamax	2004	76,602	March 2018		$7,230
				September 2018	$	Index	(5)
Navios Helios	Panamax	2005	77,075	August 2018		$12,350
Navios Sun	Panamax	2005	76,619	September 2018	$	Index	(5)
Navios Hope	Panamax	2005	75,397	June 2018		$11,080
				August 2018	$	Index	(5)
Navios Sagittarius	Panamax	2006	75,756	September 2018		$26,125
Navios Harmony	Panamax	2006	82,790	April 2018		$9,975
Navios Prosperity I	Panamax	2007	75,527	August 2018		$12,350
Navios Libertas	Panamax	2007	75,511	April 2018		$11,068
Navios Fantastiks	Capesize	2005	180,265	March 2019	$	Index	(6)
Navios Aurora II	Capesize	2009	169,031	June 2018	$	Index	(7)
Navios Pollux	Capesize	2009	180,727	May 2018		$100% of pool earnings
Navios Fulvia	Capesize	2010	179,263	February 2019	$	Index	(8)
Navios Melodia	Capesize	2010	179,132	September 2022		$29,356	(9)
Navios Luz	Capesize	2010	179,144	February 2019	$	Index	(10)
Navios Buena Ventura	Capesize	2010	179,259	February 2019	$	Index	(8)
Navios Joy	Capesize	2013	181,389	February 2019		$16,150
Navios Beaufiks	Capesize	2004	180,310	January 2019	$	Index	(11)
Navios Ace	Capesize	2011	179,016	April 2019		$18,169
Navios Sol	Capesize	2009	180,274	October 2018	$	Index	(12)
Navios Symphony	Capesize	2010	178,132	February 2019	$	Index	(11)
Navios Aster	Capesize	2010	179,314	April 2018		$14,963

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(13)
Hyundai Singapore	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(13)
Hyundai Tokyo	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(13)
Hyundai Shanghai	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(13)
Hyundai Busan	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(13)
YM Utmost	Container	2006	8,204	August 2018		$34,266
YM Unity	Container	2006	8,204	October 2018		$34,266

Drybulk Vessels to be delivered	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
TBN I(14)	Panamax	2006	74,475	September 2018	$9,375
TBN II(14)	Panamax	2006	74,477	June 2018	$9,844
TBN III(14)	Panamax	2005	87,000	—	$—

Charter-in vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
TBN IV(15)	Panamax	2019	81,000	—	$—

(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds, where applicable.
(2)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.
(3)	110% average BSI.
(4)	100% average BSI.
(5)	Average BPI 4TC minus $2,488 net per day.
(6)	103% average BCI 5TC.
(7)	98.75% average BCI C5.
(8)	101% average BCI 5TC.
(9)	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average.
(10)	102% average BCI 5TC.
(11)	100% average BCI 5TC.
(12)	108% average BCI 5TC.
(13)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.
(14)	Expected to be delivered in the second quarter of 2018.
(15)	Expected to be delivered in the second half of 2019.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable cash flows. We believe that the remaining medium to long-term, fixed-rate nature of our charters will provide a stable base of revenue (during high market periods we seek to fix longer term charters and during low market periods we seek shorter period employment in order to take advantage of any market up turn). In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and through the secondary market provides future growth in our revenue and distributable cash flow. We believe that our management agreement, which has been extended until December 31, 2022 and provides for a fixed management fee until December 31, 2019, will continue to provide us with predictable expenses.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management and Navios Holdings’ reputation within the shipping industry and its network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management through its in-house technical manager, which provides efficient operations and maintenance for our vessels at costs below the industry average for vessels of a similar age. Navios Holdings’ expertise in fleet management is reflected in Navios Holdings’ history of a low number of off-hire days and in its record of no material incidents giving rise to loss of life or pollution or other environmental liability.

•

High-quality, flexible fleet. Our fleet consists of 17 Panamax vessels, 13 Capesize vessels, three Ultra-Handymax vessels and seven Container vessels, including the three Panamax vessels, which are expected to be delivered during the second quarter of 2018 and one Panamax charter-in vessel, which is expected to be delivered within the second half of 2019. The average age of the vessels in our fleet approximates the average age of the world drybulk fleet. Our combined fleet had an average age of 10.0 years as of March 2018 (average age of 9.8 years for drybulk fleet and 11.6 years for containers fleet), compared to a current industry average age of about 9.1 years for the drybulk fleet and 12.0 years for the containers fleet (both industry averages as of December 31, 2017). Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Container vessels are designed to carry manufactured, finished or semi-finished goods in steel shipping containers on specific routes. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the dry cargo time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. Our vessels are chartered-out under time charters with average remaining charter duration of approximately two years to a strong group of counterparties consisting of, amongst others Yang Ming, SwissMarine Services S.A., Exelon Corporation (formerly Constellation Energy Group), Uniper Global Commodities and Hyundai Merchant Marine Co., Ltd. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize the remaining medium to long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have average remaining charter duration of approximately two years. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for container and drybulk vessels. We have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will assist us to make additional acquisitions.

•	Capitalize on our relationship with Navios Holdings and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time charters and attract new customers. We will continue to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the year ended December 31, 2017, our customers representing 10% or more of total revenues were HMM and Yang Ming which accounted for 26.8% and 12.0%, respectively, of total revenues. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were HMM, Yang Ming and Mediterranean Shipping Co. S.A. which accounted for 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were HMM, Navios Corporation and Yang Ming, which accounted for 24.0%, 17.4% and 11.4%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 1,941 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 11,100 vessels, aggregating approximately 820.0 million dwt as of February 8, 2018. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only seven companies are known to have fleets of 100 vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Kawasaki Kisen, Fredriksen Group, Mitsui O.S.K. Lines, Wisdom Marine Group and Pacific Basin Shipping. There are about 43 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 635 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,200 vessels, aggregating approximately 21.1 million TEU as of February 7, 2018. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only nine companies are known to control fleets of 100 vessels or more: AP Moller, Mediterranean Shipping Co. (MSC), China COSCO Shipping, CMA CGM, Evergreen, Pacific International Lines, Hapag Lloyd, Seaspan and Peter Dohle. There are about 40 owners known to control fleets of between 14 and 75 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, Seaspan and others including Navios Maritime Partners are tonnage providers.

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

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the ship owner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event. Specifically, Navios Partners does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the ship owner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Credit Risk Insurance

In August 2015, the Seoul Central District Court approved the second rehabilitation proceedings of Samsun Logix. One of our vessels chartered to Samsun Logix was redelivered in August 2015 and has been rechartered. The rehabilitation claim was sold to an unrelated third party. Navios Partners has no outstanding receivable from Samsun Logix.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings agreed to provide supplemental credit default insurance with a maximum cash payment of $20.0 million. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with or letter of agreement effective as of December 29, 2017. During the year ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7.2 million and $9.2 million, respectively, net of applicable deductions, of which $7.6 million and $9.6 million, respectively, was presented under the caption “Other income”.

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

The revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. We intend that all of our newbuilt tanker vessels, if any, will comply with Regulation 12A.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC.

In April 2007, the EU announced its plan to add vessels to its emissions trading scheme. A proposal from the EC was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector.

On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. EU Regulation 2015/757 was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

Similarly, in response to the Deepwater Horizon incident, the EU issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states had to implement the Directive by July 19, 2015. As far as the environment is concerned, the UK has various regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. If such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws.

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP) system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years and expires at the end of this year. The VGP imposes a numeric standard to control the release of non-

indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VCP, finding EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed EPA to reconsider these issues but held the 2013 VCP remains in effect until EPA addresses the issues. If EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Because the VGP expires at the end of this year, there may be new U.S. federal and state requirements that could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharge ballast water into a shore-side facility or not discharge ballast water within 12 nautical miles. Vessel owners/operators may request an extension to the compliance deadline by showing that, despite all efforts, it cannot comply with one of the approved systems or compliance methods. There are numerous foreign-approved Ballast Water Treatment Systems (“BWTS”) in the Coast Guard’s list of approved Alternate Management Systems. Since December 2016, the Coast Guard has type approved six Ballast Water Management System (“BWMS”), which claim to meet the range of requirements that most vessel owners and operators described in their extension requests in the past. Due to the increase in approvals, it will become more difficult to receive compliance extensions and thus could result in significant costs to install an approved BWTS. Failure to comply with U.S. ballast water regulations could result in civil or criminal fines or penalties.

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

International laws governing civil liability for oil pollution damage

We operate a fleet of dry cargo vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of August 23, 2017 had 86 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, ship owners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2017 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2017 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2017. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2017.

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

We believe that, for our fiscal year ended December 31, 2017, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2017.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, Navios Europe Inc. (“Navios Europe I”), in which Navios Partners has an ownership interest of 5.0%, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe I was an affiliate of Navios Partners. As of December 31, 2017, Navios Partners had 0% voting interest in Navios Europe I.

In the consolidated financial statements of Navios Partners, Navios Europe (II) Inc. (“Navios Europe II”), in which Navios Partners has an ownership interest of 5.0%, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe II was an affiliate of Navios Partners. As of December 31, 2017, Navios Partners had 0% voting interest in Navios Europe II.

In the consolidated financial statements of Navios Partners, Navios Containers, in which Navios Partners has an ownership interest of 33.7% as of December 31, 2017, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Containers was an affiliate of Navios Partners.

D. Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

We are an international owner and operator of dry cargo vessels, formed in August 2007 by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the dry cargo shipping industry. We have been a public company since November 2007.

Equity Offerings and Issuances

On February 21, 2018, Navios Partners completed a registered direct offering of 18,422,000 common units at $1.90 per unit and raised gross proceeds of approximately $35.0 million, of which approximately $5.0 million was purchased by Navios Holdings. The net proceeds of this offering, including the placement agent fee and the estimated offering costs of $1.7 million in total, were approximately $33.3 million. Pursuant to this offering, Navios Partners issued 375,959 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.7 million.

In December 2017, Navios Partners authorized the granting of 1,370,044 restricted common units, which were issued on January 11, 2018, to its directors and/or officers, which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 27,960 general partnership units to its general partner for net proceeds of $0.06 million.

On September 1, 2017 and as part of the acquisition agreement entered into between the Company and Rickmers Trust, Navios Partners authorized and issued 361,444 restricted common units and 7,376 general partnership units to its general partner for net proceeds of $0.6 million and $0.01 million, respectively. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. On September 25, 2017, the fair value of the restricted units described above amounted to $0.6 million and Navios Partners was compensated by Navios Containers in full amount. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2017. Restricted common units outstanding amounted to 361,444 units as of December 31, 2017.

On March 20, 2017, Navios Partners completed a public offering of 47,795,000 common units at $2.10 per unit and raised gross proceeds of approximately $100.4 million. The net proceeds of this offering, including the underwriting discount and the offering costs of $4.4 million in total, were approximately $96.0 million. Pursuant to this offering, Navios Partners issued 975,408 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $2.0 million.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) for a total amount of $33.5 million for a cash consideration of $4.1 million and 13,076,923 newly issued common units of Navios Partners, with fair value net of costs at date of issuance of $28.9 million. Pursuant to this transaction, Navios Partners issued 266,876 general partnership units to its general partner for net cash proceeds of $0.5 million.

In December 2016, Navios Partners authorized the granting of 2,040,000 restricted common units, which were issued on January 31, 2017, to its directors and/or officers which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 41,633 general partnership units to its general partner for net proceeds of $0.06 million. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2017 and 2016. As of December 31, 2017, 686,665 restricted common units were vested.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, which was further amended on June 2, 2017, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million. As of December 31, 2017 and 2016, Navios Partners has issued 1,200,442 and 244,201 common units and received net proceeds of $2.2 million and $0.4 million, respectively, through the continuous offering program. Pursuant to the issuance of the common units, Navios Partners issued 24,498 and 4,984 general partnership units to its general partner in order to maintain its 2.0% general partner interest. As of December 31, 2017 and 2016, the net proceeds from the issuance of such general partnership units were $0.05 million and $0.01 million, respectively.

On February 11, 2015, Navios Partners completed an equity offering, pursuant to which it issued 4,600,000 common units at $13.09 per unit and raised gross proceeds of $60.2 million (excluding the general partner contribution). Simultaneously, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million.

As of April 3, 2018, there were outstanding: 167,589,764 common units and 3,420,203 general partnership units. Navios Holdings owns a 20.2% interest in Navios Partners, which includes the 2.0% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

In March 2018, Navios Partners agreed to acquire from an unrelated third party, a 2005-built Panamax vessel of approximately 87,000 dwt, for a total purchase price of $12.98 million. The vessel is expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018.

In January 2018, Navios Partners agreed to acquire from an unrelated third party, two 2006-built Panamax vessels of approximately 74,500 dwt each, for a total purchase price of $22.0 million. The vessels are expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018. One of the vessels is chartered out for $9,375 net per day until May/November 2018 and the other vessel is chartered out for $9,844 net per day until March/August 2018.

In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Panamax vessel of approximately 81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered within the second half of 2019.

On December 21, 2017, Navios Partners completed the sale of the Navios Gemini S, a 1994-built Panamax vessel of 68,636 dwt. The vessel was sold to an unrelated third party for a net sale price of $4.1 million.

On September 20, 2017, Navios Partners acquired from an unrelated third party the Navios Symphony, a 2010-built Capesize vessel of 178,132 dwt, for an acquisition cost of approximately $28.0 million.

On August 21, 2017, Navios Partners acquired from an unrelated third party the Navios Aster, a 2010 Hyundai-built Capesize vessel of 179,314 dwt, for an acquisition cost of approximately $28.9 million.

On August 11, 2017, Navios Partners acquired from a related third party the Navios Christine B, a 2009 Tsuneishi Zhoushan-built Ultra-Handymax vessel of 58,058 dwt, for an acquisition cost of approximately $14.0 million.

On July 17, 2017, Navios Partners acquired from an unrelated third party the Navios Sol, a 2009 Japanese-built Capesize vessel of 180,274 dwt, for an acquisition cost of approximately $28.6 million.

On July 10, 2017, Navios Partners acquired from an unrelated third party the Navios Libertas, a 2007 South Korean-built Panamax vessel of 75,511 dwt, for an acquisition cost of approximately $13.7 million.

On June 9, 2017, Navios Partners acquired from an unrelated third party the Navios Ace, a 2011 South Korean-built Capesize vessel of 179,016 dwt, for an acquisition cost of approximately $31.4 million.

On June 7, 2017, Navios Partners acquired from an unrelated third party the Navios Prosperity I, a 2007 South Korean-built Panamax vessel of 75,527 dwt, for an acquisition cost of approximately $13.7 million.

On April 21, 2017, Navios Partners completed the sale of the Navios Apollon, a 2000-built Ultra-Handymax vessel of 52,073 dwt. The vessel was sold to an unrelated third party for a net sale price of $4.8 million.

On January 12, 2017, Navios Partners completed the sale of the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU. The vessel was sold to an unrelated third party for a net sale price of $125.0 million.

On December 30, 2016, Navios Partners acquired from an unrelated third party the Navios Beaufiks, a 2004 Japanese-built Capesize vessel of 180,310 dwt, for an acquisition cost of $15.3 million.

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for an acquisition cost of $147.8 million.

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2015 to December 31, 2017.

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2017	2016	2015
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation(****)	Navios Gemini S	Marshall Is.	1/01 – 12/21	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A. (***)	Navios Apollon	Marshall Is.	1/01 – 04/21	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

		Country of incorporation	Statements of Operations
Company name	Vessel name		2017	2016	2015
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 12/31	12/30 – 12/31	—
Finian Navigation Co.	Navios Ace	Marshall Is.	6/09 – 12/31	—	—
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	6/07 – 12/31	—	—
Wave Shipping Corp.	Navios Libertas	Marshall Is.	7/10 – 12/31	—	—
Casual Shipholding Co.	Navios Sol	Marshall Is.	7/17 – 12/31	—	—
Avery Shipping Company	Navios Symphony	Marshall Is.	9/20 – 12/31	—	—
Coasters Ventures Ltd	Navios Christine B	Marshall Is.	8/11 – 12/31	—	—
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	8/21 – 12/31	—	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	1/01 – 01/12	1/01 – 12/31	4/22 – 12/31
Citrine Shipping Corporation	—	Marshall Is.	—	—	—
Cavalli Navigation Inc.	—	Marshall Is.	—	—	—
Cavos Navigation Co.	—	Marshall Is.	—	—	—
Seymour Trading Limited	—	Marshall Is.	—	—	—
Goldie Services Company	—	Marshall Is.	—	—	—
Olympia II Navigation Limited	MOL Dominance	Marshall Is.	05/25 – 08/29	—	—
Pingel Navigation Limited	MOL Delight	Marshall Is.	05/25 – 08/29	—	—
Ebba Navigation Limited	MOL Destiny	Marshall Is.	05/25 – 08/29	—	—
Clan Navigation Limited	MOL Devotion	Marshall Is.	05/25 – 08/29	—	—
Sui An Navigation Limited	MOL Dedication	Marshall Is.	05/25 – 08/29	—	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	07/12 – 08/29	—	—
Silvanus Marine Company	Navios Summer	Marshall Is.	07/12 – 08/29	—	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	07/17 – 08/29	—	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	07/17 – 08/29	—	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	07/25 – 08/29	—	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	08/03 – 08/29	—	—
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	08/03 – 08/29	—	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	08/03 – 08/29	—	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	08/03 – 08/29	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	—	—	1/01 – 03/05
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	—	—	1/01 – 02/28
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	05/25 – 08/29	—	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	05/25 – 08/29	—	—
Navios Maritime Containers Inc.	Holding Company	Marshall Is.	04/28 – 08/29	—	—

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel was classified as held for sale as at December 31, 2016 and was sold on January 12, 2017.
(***)	The vessel was sold on April 21, 2017.
(****)	The vessel was sold on December 21, 2017.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to eleven years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2017, our customers representing 10% or more of total revenues were HMM and Yang Ming, which accounted for approximately 26.8% and 12.0%, respectively, of total revenues. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were HMM, Yang Ming and Mediterranean Shipping Co. S.A., which accounted for approximately 29.6%, 13.0% and 11.6%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2019), provides us with a strong base of stable cash flows.

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

Under the management agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance but costs associated with special surveys and related drydockings will be reimbursed by Navios Partners at cost at occurrence. On November 14, 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses will be: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000.

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

Administrative Services

Under the Administrative Services Agreement we entered into with the Manager, we reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement which expires in December 2022, the Manager provides significant administrative, financial and other support services to us.

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

A. Operating results

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table presents consolidated revenue and expense information for the years ended December 31, 2017 and 2016. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2017 (In thousands of U.S dollars)	Year Ended December 31, 2016 (In thousands of U.S dollars)
Time charter and voyage revenues (includes related party revenue of $0.7 million and $1.9 million for the years ended December 31, 2017 and 2016, respectively)	$211,652	$190,524
Time charter and voyage expenses	(4,158)	(5,673)
Direct vessel expenses	(7,172)	(6,381)
Management fees (entirely through related parties transactions)	(67,310)	(59,209)
General and administrative expenses	(17,163)	(12,351)
Depreciation and amortization	(72,760)	(92,370)
Vessel impairment losses	(32,677)	(27,201)
Loss on sale of securities	—	(19,435)
Interest expense and finance cost, net	(38,225)	(31,247)
Interest income	3,277	541
Gain on change in control	4,068	—
Other income	9,884	14,523
Other expense	(5,133)	(4,270)
Equity in net earnings of affiliated companies	866	—

Net loss	$(14,851)	$(52,549)
Less: Net income attributable to the noncontrolling interest	$(239)	—

Let loss attributable to Navios Partners unitholders	$(15,090)	$(52,549)

Time charter and voyage revenues: Time charter and voyage revenues from Navios Partners for the year ended December 31, 2017 increased by $8.8 million, or 4.6%, to $199.3 million, as compared to $190.5 million for the same period in 2016. The increase in time charter and voyage revenues was primarily due to the increase in revenue following the acquisition of the seven drybulk vessels in 2017 and one vessel in December 2016. The above increase was partially mitigated by: (i) the decrease in revenue due to the sale of the MSC Cristina and the Navios Apollon; and (ii) the decrease in TCE to $16,025 per day for the year ended December 31, 2017, from $16,364 per day for the year ended December 31, 2016. The available days of the fleet increased to 12,193 days for the year ended December 31, 2017, as compared to 11,296 days for the year ended December 31, 2016, mainly due to the increased fleet.

Time charter and voyage revenues from Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017 amounted to $12.4 million. Available days of the fleet were 627 days for the period from April 28, 2017 (date of inception) to August 29, 2017 and TCE for the period amounted to $19,338. There were no operations in the corresponding period in 2016.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2017 decreased by $1.5 million, or 26.7%, to $4.2 million, as compared to $5.7 million for the year ended December 31, 2016. The decrease was mainly attributable to a: (i) $1.6 million decrease in bunkers expenses due to increased consumption resulted from the freight voyages in 2016 compared to 2017 when no freight voyages existed; and (ii) $0.1 million decrease in brokers’ commissions. The decrease was partially mitigated by a $0.2 million net increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet, amounted to $7.2 million for the year ended December 31, 2017, out of which $6.7 million related to Navios Partners’ vessels and $0.5 million related to Navios Containers’ vessels. For the year ended December 31, 2016, direct vessel expenses of Navios Partners amounted to $6.4 million.

Management fees: Management fees for the year ended December 31, 2017, increased by $8.1 million, or 13.7%, to $67.3 million, as compared to $59.2 million for the year ended December 31, 2016. The increase was mainly attributable to a: (i) $7.3 million in management fees paid to the Manager due to the increased number of owned vessels in Navios Partners’ fleet; (ii) $4.7 million management fees of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017; and (iii) $0.4 million management fees for the five Container vessels, first acquired by Navios Partners from Rickmers Trust. The increase was partially mitigated by $4.2 million decrease in management fees due to the sale of the MSC Cristina in January 2017, the Navios Apollon in April 2017 and the Navios Gemini S in December 2017.

Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, Navios Partners amended the existing management agreement with the Manager to fix the fees per shipmanagement services of its owned fleet at: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capsize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2019, effective from January 1, 2018. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective from August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

Pursuant to a management agreement dated June 7, 2017, the Manager provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for successive one year periods thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by the Manager is $6,100 daily rate for 4,250 TEU and 3,450 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost.

General and administrative expenses: General and administrative expenses increased by $4.8 million, or 39.0%, to $17.2 million for the year ended December 31, 2017, as compared to $12.4 million for the year ended December 31, 2016. The increase was mainly due to a: (i) $1.8 million increase in compensation to the directors and/ or officers of the Company (see also Note 10 - Accrued Expenses); (ii) $1.8 million related to equity compensation expense; (iii) $0.6 million increase in administrative fees paid to the Manager due to the increased number of vessels in Navios Partners’ fleet; and (iv) $0.7 million general and administrative expenses from Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017. The above increase was partially mitigated by a $0.1 million decrease in legal and professional fees, as well as audit and recurring directors’ fees.

Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2022.

Pursuant to the Administrative Services Agreement dated June 7, 2017, the Manager also provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for successive one year periods thereafter unless a notice for termination is received by either party.

For the year ended December 31, 2017 and 2016, the expenses charged by the Manager for administrative fees (including Navios Containers administrative fees as of August 29, 2017) were $8.9 million and $7.8 million, respectively. The balance of $8.3 million and $4.6 million of general and administrative expenses, for the year ended December 31, 2017 and 2016, respectively, amounted $1.9 million related to equity compensation expense, $1.7 million related to legal and professional fees, $4.3 million related to audit fees as well as directors’ fees and compensation and $0.4 million related to other general and administrative expenses.

Depreciation and amortization: Depreciation and amortization amounted to $72.8 million for the year ended December 31, 2017 compared to $92.4 million for the year ended December 31, 2016. The decrease of $19.6 million was mainly attributable to a: (i) $20.5 million accelerated amortization and $3.5 million decrease in amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles which were written off during the third quarter of 2016; and (ii) $3.2 million decrease in depreciation expense due to the sale of the MSC Cristina in January 2017, the Navios Apollon in April 2017 and the Navios Gemini S in December 2017. The above decrease was partially mitigated by a: (i) $4.8 million amortization expense of Navios Containers intangibles for the period from April 28, 2017 (date of inception) to August 29, 2017; (ii) $0.6 million increase in depreciation expense due to the delivery of the Navios Beaufiks in the fourth quarter of 2016; (iii) $1.0 million increase in depreciation expense due to the delivery of the Navios Prosperity I and the Navios Ace in the second quarter of 2017; (iv) $1.8 million increase in depreciation expense due to the delivery of the Navios Libertas, the Navios Sol, the Navios Christine B, the Navios Aster and the Navios Symphony in the third quarter of 2017; (v) $0.8 million increase in amortization of the intangibles for the five Container vessels, first acquired by Navios Partners from Rickmers Trust; and (vi) $0.1 million depreciation expense of the Navios Containers vessels for the period from April 28, 2017 (date of inception) to August 29, 2017. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

Vessel impairment losses: During the year ended December 31, 2017, Navios Partners recognized (i) an impairment loss of $30.3 million for one of its vessels; and (ii) an impairment loss of $2.4 million related to the sale of the Navios Gemini S which was completed on December 21, 2017. During the year ended December 31, 2016, Navios Partners recognized (i) an impairment loss of $17.2 million related to the sale of the MSC Cristina, which was held for sale as of December 31, 2016; and (ii) an impairment loss of $10.0 million related to the sale of the Navios Apollon which was completed on April 21, 2017 (see Note 7 — Vessels, net).

Loss on sale of securities: A loss of $19.4 million was recorded in relation to the loss on sale of the HMM securities as of December 31, 2016 (see Note 19 — Notes Receivable).

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2017 increased by $7.0 million, or 22.3%, to $38.2 million, as compared to $31.2 million for the year ended December 31, 2016. The increase was mainly due to: (i) the increase in the Navios Partners’ weighted average interest rate of 5.76% for the year ended December 31, 2017 as compared to 4.67% for the same period in 2016; and (ii) $0.6 million interest expense and finance cost, net from Navios Containers. The increase was partially mitigated by the decrease of the Navios Partners’ average loan balance to $478.1 million for the year ended December 31, 2017 as compared to $558.1 million for the same period of 2016. As of December 31, 2017 and 2016, the outstanding loan balance under Navios Partners’ credit facilities was $499.8 million and $526.6 million, respectively.

Interest income: Interest income increased by $2.7 million to $3.3 million for the year ended December 31, 2017, as compared to $0.5 million for the year ended December 31, 2016. The increase of $2.7 million was mainly attributable to a: (i) $1.3 million increase of the interest income accrued under the loans granted to Navios Europe I and Navios Europe II; (ii) $0.2 million increase in 3.0% interest in relation to the HMM notes receivable (see Note 19 — Notes Receivable); (iii) $1.0 million increase in 6.0% interest in relation to the MSC Cristina note receivable (see Note 19 — Notes Receivable); and (iv) $0.2 million increase of the interest income accrued under the long-term note receivable from Navios Holdings in relation to the transfer of its rights on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I to Navios Partners (see Note 18 — Transactions with related parties and affiliates).

Gain on change in control: A gain on change in control amounted to $4.1 million for the year ended December 31, 2017 which is equal to the fair value of the Company’s investment in Navios Containers of $30.0 million (including the cash paid for retaining a 39.9%) less the Company’s 59.7% interest in Navios Containers’ net assets of approximately $43.5 million on August 29, 2017 (see Note 3 — Acquisition/Deconsolidation).

Other income: Other income for the year ended December 31, 2017 amounted to $9.9 million compared to $14.5 million for the year ended December 31, 2016. The decrease was mainly attributable to a: (i) $2.0 million decrease in relation to the claims submitted under the Navios Holdings Guarantee agreement; and (ii) $2.1 million gain on debt repayment in relation to the prepayment of the July 2012 Credit Facility on November 10, 2016.

Other expense: Other expense increased by $0.9 million to $5.1 million for the year ended December 31, 2017, as compared to $4.3 million for the year ended December 31, 2016. The increase of $0.9 million was mainly attributable to: (i) $1.5 million allowance for doubtful accounts; and (ii) $1.3 million loss related to the disposal of the MSC Cristina. The increase was partially mitigated by a $1.9 million decrease in other miscellaneous expenses.

Equity in net earnings of affiliated companies: Equity net earnings of affiliated companies amounted to $0.9 million for the year ended December 31, 2017. The amount of $0.9 million mainly consisted of: a (i) $0.1 million loss related to the investment in Navios Europe I; (ii) a $0.1 million income related to the investment in Navios Europe II; and (iii) a $0.9 million income related to the investment in Navios Containers.

Net loss: Net loss for the year ended December 31, 2017 amounted to $14.8 million compared to $52.5 million for the year ended December 31, 2016. The decrease in net loss of $37.7 million was due to the factors discussed above.

Net income attributable to the noncontrolling interest: Net income attributable to the noncontrolling interest amounted to $0.2 million for the period from April 28, 2017 (date of inception) to August 29, 2017.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2017 of $92.6 million, as compared to $85.0 million for the year ended December 31, 2016. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

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

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2016 decreased by $33.2 million, or 14.8%, to $190.5 million, as compared to $223.7 million for the same period in 2015. The decrease in time charter and voyage revenues was primarily due to the decline in the freight market during 2016, as compared to the same period in 2015, and was partially mitigated by an increase in revenue due to the delivery of the MSC Cristina in April 2015. As a result of the vessel acquisition, available days of the fleet increased to 11,296 days for the year ended December 31, 2016, as compared to 11,051 days for the year ended December 31, 2015. Time Charter Equivalent rate per day (“TCE”) decreased to $16,364 per day for the year ended December 31, 2016, from $19,739 per day for the year ended December 31, 2015.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2016 decreased by $1.5 million, or 21.2%, to $5.7 million, as compared to $7.2 million for the year ended December 31, 2015. The decrease was mainly attributable to the termination of the charter-in contracts of the Navios Prosperity and the Navios Aldebaran in the first quarter of 2015. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contracts of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings as of February 28, 2015 and March 5, 2015, respectively.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $6.4 million for the year ended December 31, 2016, as compared to $4.0 million for the year ended December 31, 2015.

Management fees: Management fees for the year ended December 31, 2016, increased by $2.7 million, or 4.8%, to $59.2 million, as compared to $56.5 million for the year ended December 31, 2015. The increase was mainly attributable to the increased daily management fee and the delivery of the MSC Cristina during the second quarter of 2015.

General and administrative expenses: General and administrative expenses increased by $4.4 million, or 55.7%, to $12.4 million for the year ended December 31, 2016, as compared to $7.9 million for the year ended December 31, 2015. The increase was mainly attributable to the increase in administrative fees paid to the Manager due to the delivery of the MSC Cristina in April 2015 and the increase in legal and professional fees, as well as audit fees and directors’ fees.

For the year ended December 31, 2016 and 2015, the expenses charged by the Manager for administrative fees were $7.8 million and $6.2 million, respectively. The balance of $4.6 million and $1.7 million of general and administrative expenses, for the year ended December 31, 2016 and 2015, respectively, related to legal and professional fees, as well as audit fees and directors’ fees.

Depreciation and amortization: Depreciation and amortization amounted to $92.4 million for the year ended December 31, 2016 compared to $75.9 million for the year ended December 31, 2015. The increase of $16.4 million was attributable to a $20.5 million accelerated amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles due to change in their useful life. The above increase was partially mitigated by a: (i) $1.2 million decrease in depreciation expense due to the committed sale of the MSC Cristina in the second quarter of 2016; (ii) $1.5 million decrease in amortization of the intangible for the Navios Luz and the Navios Buena Ventura which were written off during the third quarter of 2016; and (iii) $1.4 million decrease in amortization of the intangibles mainly due to the Navios Fulvia which was written off during the third quarter of 2015. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

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

Loss on sale of securities: A loss of $19.4 million was recorded in relation to the loss on sale of the HMM securities as of December 31, 2016 (see Note 19 — Notes Receivable). There was no loss on sale of securities for the year ended December 31, 2015.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2016 decreased by $0.5 million, or 1.5%, to $31.2 million, as compared to $31.7 million for the year ended December 31, 2015. The decrease was mainly due to the decrease in the average outstanding loan balance to $558.1 million for the year ended December 31, 2016 as compared to $605.4 million for the same period in 2015. The decrease was partially mitigated by the higher weighted average interest rate of 4.67% for the year ended December 31, 2016 as compared to 4.44% for the same period in 2015. As of December 31, 2016 and 2015, the outstanding loan balance under Navios Partners’ credit facilities was $526.6 million and $603.4 million, respectively.

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

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2016 of $85.0 million, as compared to $112.7 million for the year ended December 31, 2015. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

B. Liquidity and Capital Resources

Credit facilities

As December 31, 2017, the total borrowings, net under the Navios Partners’ credit facilities were $493.5 million.

Term Loan B Credit Facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B Credit Facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B Credit Facility.

During 2015 and 2016, Navios Partners prepaid $21.0 million and $25.0 million, respectively, of the Term Loan B Credit Facility. These prepayments were fully applied to the balloon payment. Following the prepayment of March 2015 and May 2016, an amount of $0.3 million and $0.2 million, respectively, was written-off from the deferred finance fees.

On March 14, 2017, Navios Partners completed the issuance of a new $405.0 million Term Loan B Credit Facility. The new Term Loan B Credit Facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 14, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Credit Facility to: (i) refinance the existing Term Loan B; and (ii) pay fees and expenses related to the Term Loan B. Following the refinancing of the Term Loan B Credit Facility, an amount of $1.9 million and $1.3 million was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53.0 million add-on to its existing Term Loan B Credit Facility. The add-on to the Term Loan B Credit Facility bore the same terms as the Term Loan B Credit Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Credit Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners.

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

As of December 31, 2017, the outstanding balance of the Term Loan B Credit Facility was $430.6 million, net of discount of $10.8 million, and is repayable in 10 quarterly installments of $5.7 million with a final payment of $384.1 million on the last repayment date. The final maturity date is September 14, 2020.

ABN AMRO Credit Facility: On June 23, 2016, Navios Partners entered into the “June 2016 Credit Facility” of up to $30.0 million to be used for the general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of December 31, 2017, there was no outstanding amount under this facility.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32.0 million (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17.0 million was drawn. The first tranche is repayable in 14 equal consecutive quarterly installments of $0.4 million each, with a final balloon payment of $10.8 million to be repaid on the last repayment date. On July 18, 2017, the second tranche of BNP Credit Facility of $15.0 million was drawn. The second tranche is repayable in 15 equal consecutive installments of $0.4 million each, with a final balloon payment of $8.3 million to be repaid on the last repayment date. The first and second tranche of the facility mature in the second and third quarter of 2021, respectively and bear interest at LIBOR plus 300 bps per annum. As of December 31, 2017, the outstanding balance of the BNP Credit Facility was $30.8 million.

Commerzbank/DVB Credit Facility: On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16.2 million of the Commerzbank/DVB Credit Facility (the “July 2012 Credit Facility”). On November 10, 2016, Navios Partners prepaid $28.1 million in cash for the settlement of a nominal amount of $30.2 million of the July 2012 Credit facility achieving a $2.1 million gain on debt repayment. The prepayments of 2016 of this facility were accounted for as debt modification in accordance with ASC470 Debt. Following these prepayments, an amount of $0.2 million was written-off from the deferred finance fees.

On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB Credit Facility”) of up to $39.0 million (divided into four tranches) in order to refinance the existing July 2012 Credit Facility and an additional amount of $7.0 million to partially finance the acquisition of the Navios Prosperity I. The facility matures the third and second quarter of 2020 and bears interest at LIBOR plus 310 bps per annum. The amounts of $7.0 million and $32.0 million were drawn on June 30, 2017 and November 3, 2017, respectively. The three of the four tranches (total $32.0 million) are repayable in 12 quarterly installments of between approximately $1.1 million and $1.5 million each, with a final balloon payment of $16.5 million to be repaid on the last repayment date. The fourth tranche is repayable in three equal consecutive quarterly installments of $0.33 million each and seven equal consecutive installments of $0.25 million each, with a final balloon of $3.6 million to be repaid on the last repayment date. As of December 31, 2017, the outstanding balance of the DVB Credit Facility was $38.4 million.

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164.0 million (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-postpanamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83.0 million was cancelled. The final maturity date was April 20, 2022. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $0.5 million was written-off from the deferred finance fees. As of December 31, 2017, there was no outstanding amount under this facility.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. (the “March 2018 Credit Facility”) of up to $14.3 million (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the two Panamax vessels. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60.0 million (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility bore interest at LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew down $21.0 million from Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this prepayment, an amount of $0.6 million was written off from the deferred finance fees. As of December 31, 2017, there was no outstanding amount under this facility (see Note 18 — Transactions with related parties and affiliates).

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The Credit Facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The Credit Facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $650 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of the facility.

As of December 31, 2017, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

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

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long term bank borrowings and other debt raisings. As of December 31, 2017, Navios Partners’ current assets totaled $60.3 million, while current liabilities totaled $54.2 million, resulting in a positive working capital position of $6.1 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

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

Navios Partners’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through twelve months from April 4, 2018.

Please See “Item 4.A — History and Development of the Partnership” for further discussion of Navios Partners’ Liquidity, Cash Sources and Uses.

Cash flows for the year ended December 31, 2017 compared to the year ended December 31, 2016:

The following table presents cash flow information for the years ended December 31, 2017 and 2016. This information was derived from the audited consolidated statements of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$53,934	$56,527
Net cash (used in)/ provided by investing activities	(187,211)	5,051
Net cash provided by/ (used in) financing activities	139,964	(70,968)

Increase/ (decrease) in cash and cash equivalents	$6,687	$(9,390)

Cash provided by operating activities for the year ended December 31, 2017 as compared to the cash provided by operating activities for the year ended December 31, 2016:

Net cash provided by operating activities decreased by $2.6 million to $53.9 million for the year ended December 31, 2017, as compared to $56.5 million for the same period in 2016.

Net loss decreased by $37.7 million to a net loss of $14.8 million for the year ended December 31, 2017, from a net loss of $52.5 million for the year ended December 31, 2016. In determining net cash provided by operating activities for the year ended December 31, 2017, net loss was adjusted for the effects of certain non-cash items, including $72.8 million depreciation and amortization, $32.7 million impairment loss for two of our vessels, $12.5 million non-cash accrued interest income and amortization of deferred revenue, $0.2 million non-cash interest income from receivable from affiliates, $9.7 million amortization and write-off of deferred finance costs and discount, $6.7 million amortization of deferred drydock and special survey costs, $0.9 million equity in net earnings of affiliated companies, $1.9 million equity compensation expense, $1.5 million allowance for doubtful accounts, $1.3 million loss related to the disposal of the MSC Cristina and $4.1 million gain on change in control. For the year ended December 31, 2016, net loss was adjusted for the effects of certain non-cash items, including $92.4 million depreciation and amortization, $17.2 million impairment loss in relation to the committed sale of the MSC Cristina held for sale, $10.0 million impairment loss on the sale of the Navios Apollon, $19.4 million loss in relation to the sale of the HMM securities, $2.1 million non-cash gain on debt repayment, $5.7 million non-cash accrued interest income and amortization of deferred revenue, $4.0 million amortization and write-off of deferred finance costs, $6.4 million amortization of deferred drydock and special survey costs, $0.1 million equity in net earnings of affiliated companies and $0.1 million equity compensation expense.

Accounts payable increased by $1.6 million. The amount consisted of $0.1 million from Navios Partners and $1.5 million from Navios Containers. The increase was mainly attributable to an increase in legal and professional payables by $0.8 million, an increase in brokers’ payable by $0.4 million and an increase in other payables by $0.4 million.

Accrued expenses increased by $6.6 million. The amount consisted of $5.6 million from Navios Partners and $1.0 million from Navios Containers. The increase was mainly attributable to an increase in accrued legal and professional fees by $2.7 million, an increase in accrued loan interest by $1.7 million and an increase in accrued voyage expenses by $2.3 million.

Deferred revenue primarily related to cash received from charterers prior to it being earned decreased by $2.2 million. Deferred revenue, net of commissions related to Navios Partners decreased by $1.9 million while deferred revenue, net of commissions related to Navios Containers decreased by $0.3 million.

Amounts due to related parties decreased by $11.1 million, from $11.1 million at December 31, 2016 to $0 at December 31, 2017. The decrease was mainly due to payments for drydock and special survey costs payable as of December 31, 2016.

Amounts due from related parties consisted of management fees and drydocking expenses prepaid to Navios Holdings in accordance with the Management and Administrative service agreements and the Navios Holdings Guarantee of up to $20.0 million. Amounts due from related parties increased by $26.1 million during the year ended December 31, 2017. The increase related to Navios Partners amounted to $26.4 million, which was partially mitigated by a decrease of $0.3 million from Navios Containers.

Payments for drydock and special survey costs incurred for certain vessels of the fleet at December 31, 2017 were $3.3 million. There were no such costs at December 31, 2016.

Cash used in investing activities for the year ended December 31, 2017 as compared to the cash provided by investing activities for the year ended December 31, 2016:

Net cash used in investing activities increased by $192.3 million to $187.2 million outflow for the year ended December 31, 2017, as compared to $5.1 million inflow for the same period in 2016.

Cash used in investing activities of $187.2 million for the year ended December 31, 2017 was mainly due to: (i) a $158.2 million acquisition of the seven drybulk vessels in 2017; (ii) a $115.9 million acquisition of the 14 Container vessels from Rickmers Trust, net of cash; (iii) a $19.8 million decrease in cash balance representing the cash held by Navios Containers on the date of the deconsolidation; (iv) a $10.0 million investment in Navios Containers on November 9, 2017; (v) an $8.5 million loan granted to Navios Europe II and a $0.5 million loan granted to Navios Europe I; (vi) a $4.1 million payment for the transfer to Navios Partners the rights of Navios Holdings on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I; and (vii) a $2.8 million deposit for the acquisition of a bulk carrier vessel expected to be delivered within the second half of 2019. The above decrease was partially mitigated by: (i) $113.8 million of proceeds from the sale of the MSC Cristina, the Navios Apollon and the Navios Gemini S; (ii) $14.0 million of proceeds from Navios Containers in relation to the seller’s credit; and (iii) $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash provided by investing activities of $5.1 million for the year ended December 31, 2016 was mainly due to: (i) $20.8 million of proceeds from the sale of the HMM securities; (ii) $15.3 million paid for the acquisition of the Navios Beaufiks, which was delivered in December 2016; and (iii) a $0.5 million loan granted to Navios Europe II.

Cash provided by financing activities for the year ended December 31, 2017 as compared to the cash used in financing activities for the year ended December 31, 2016:

Net cash provided by financing activities increased by $210.9 million to $140.0 million inflow for the year ended December 31, 2017, as compared to $71.0 million outflow for the same period in 2016.

Cash provided by financing activities of $140.0 million for the year ended December 31, 2017 was due to: (i) $514.7 million of proceeds from the new Term Loan B Credit Facility including the add-on, net of discount and the new credit facilities; (ii) $98.0 million of proceeds from the issuance of 47,795,000 common units and 975,408 additional general partner units, net of offering costs, related to the public offering in March 2017; (iii) $2.3 million of proceeds from the issuance of 1,200,442 common units and 24,498 additional general partner units related to the Continuous Offering Program Sales Agreement; (iv) $0.5 million of proceeds from the issuance of 266,876 additional general partner units relating to the transfer of Navios Europe I Loans; (v) $0.6 million of proceeds from the issuance of 361,444 restricted common units and 12,244 additional general partner units related to the acquisition of the vessels from Rickmers Trust; (vi) a $1.4 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments, as required by Navios Partners’ credit facilities; (vii) proceeds of $60.1 million from the credit facilities of Navios Containers, net of discount; and (viii) $17.3 million of proceeds from noncontrolling interest. This overall increase was partially offset by: (i) loan repayments of $546.5 million; (ii) payment of $7.8 million of deferred finance fees related to the refinancing of the Term Loan B Credit Facility and the new credit facilities; and (iii) a $0.7 million issuance cost relating to the transfer of Navios Europe I Loans.

Cash used in financing activities of $71.0 million for the year ended December 31, 2016 was due to: (i) loan repayments of $104.6 million; and (ii) a payment of $1.1 million of deferred financing costs relating to the June 2016 Credit Facility and the Navios Holdings Credit Facility. This overall decrease was partially offset by: (i) proceeds of $29.0 million on June 23, 2016, under the June 2016 Credit Facility; (ii) a $5.3 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments, as required by Navios Partners’ credit facilities; and (iii) $0.4 million of proceeds from the issuance of 244,201 common units and additional general partner units in November 2016, net of offering costs.

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

Net (loss)/ income decreased by $94.4 million to a net loss of $52.5 million for the year ended December 31, 2016, from a net income of $41.8 million for the year ended December 31, 2015. In determining net cash provided by operating activities for the year ended December 31, 2016, net loss was adjusted for the effects of certain non-cash items, including $92.4 million depreciation and amortization, $19.4 million loss in relation to the sale of the HMM securities, $17.2 million impairment loss in relation to the committed sale of the MSC Cristina held for sale, $10.0 million impairment loss on the sale of the Navios Apollon, $6.4 million amortization of deferred drydock and special survey costs, $5.7 million non-cash accrued interest income and amortization of deferred revenue, $4.0 million amortization and write-off of deferred finance costs, $2.1 million non-cash gain on debt repayment and $0.1 million equity compensation expense. For the year ended December 31, 2015, net income was adjusted for the effects of certain non-cash items, including $75.9 million depreciation and amortization, $3.7 million amortization and write-off of deferred financing costs and $4.0 million amortization of deferred drydock and special survey costs.

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

Cash provided by investing activities of $5.1 million for the year ended December 31, 2016 was mainly due to: (i) $20.8 million of proceeds from the sale of the HMM securities; (ii) $15.3 million paid for the acquisition of the Navios Beaufiks, which was delivered in December 2016; and (iii) $0.5 million loan granted to Navios Europe II.

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

Cash used in financing activities of $71.0 million for the year ended December 31, 2016 was due to: (i) loan repayments of $104.6 million; and (ii) a payment of $1.1 million of deferred financing costs relating to the June 2016 Credit Facility and the Navios Holdings Credit Facility. This overall decrease was partially offset by: (i) proceeds of $29.0 million on June 23, 2016, under the June 2016 Credit Facility; (ii) a $5.3 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments, as required by Navios Partners’ credit facilities; and (iii) $0.4 million of proceeds from the issuance of 244,201 common units and additional general partner units in November 2016, net of offering costs.

Cash used in financing activities of $46.7 million for the year ended December 31, 2015 was due to: (i) $72.1 million of proceeds from the issuance of 4,600,000 common units in February 2015, net of offering costs; (ii) $1.5 million of proceeds from the issuance of additional general partnership units; and (iii) proceeds of $79.8 million on April 20, 2015, under the April 2015 Credit Facility. This overall increase was partially offset by: (i) loan repayments of $60.7 million; (ii) payment of a total cash distribution of $132.3 million; (iii) payment of $0.7 million of deferred finance costs relating to the April 2015 Credit Facility; and (iv) a $6.4 million increase in restricted cash related to the amounts held in retention accounts in order to service debt payments or as cash collateral, as required by Navios Partners’ credit facilities.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$53,934	$56,527	$123,276
Net increase in operating assets	35,097	37,133	8,499
Net increase/ (decrease) in operating liabilities	5,033	(4,524)	(6,361)
Net interest cost	34,949	30,706	31,498
Amortization and write-off of deferred financing cost	(9,744)	(4,003)	(3,727)
Non-cash accrued interest income and amortization of deferred revenue	12,512	5,717	—
Equity compensation expense	(1,904)	(93)	—
Gain on change in control	4,068	—	—
Vessel impairment losses	(32,677)	(27,201)	—
Loss on sale of securities	—	(19,435)	—
Gain on debt repayment	—	2,140	—
Non cash accrued interest income from receivable from affiliates	204	—	—
Allowance for doubtful accounts	(1,495)	—	—
Loss on vessel’s disposal	(1,260)	—	—
Noncontrolling interest	(239)	—	—
Equity in net earnings of affiliated companies	866	(59)	94

EBITDA(1)	$99,344	$76,908	$153,279
Allowance for doubtful accounts	1,495	—	—
Loss on vessel’s disposal	1,260	—	—
Loss on sale of securities	—	19,435	—
Equity compensation expense	1,904	—	—
Reactivation cost	447	—	—
Gain on change in control	(4,068)	—	—

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(In thousands of U.S. dollars)
Vessel impairment losses	32,677	27,201	—

Adjusted EBITDA	$133,059	$123,544	$153,279
Cash interest income	1,045	7	51
Cash interest paid	(26,630)	(26,694)	(26,787)
Maintenance and replacement capital expenditures	(14,859)	(11,899)	(13,811)

Operating Surplus	$92,615	$84,958	$112,732

(1)

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$53,934	$56,527	$123,276
Net cash (used in)/ provided by investing activities	$(187,211)	$5,051	$(149,301)
Net cash provided by/ (used in) financing activities	$139,964	$(70,968)	$(46,720)

EBITDA and Adjusted EBITDA

EBITDA represents net income/(loss) attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before equity compensation expense, loss on sale of vessel, impairment losses and allowance for doubtful accounts, reactivation costs, write-off of deferred finance charges and gain on change in control. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) amortization and write-off of deferred finance charges and other related expenses, (v) allowance for doubtful accounts, (vi) equity in net earnings of affiliated companies, (vii) payments for drydock and special survey costs, (viii) gain/(loss) on sale of assets/subsidiaries, (ix) impairment charges, (x) non-cash accrued interest income and amortization of deferred revenue, (xi) gain/(loss) on debt repayments, (xii) equity compensation expense, (xiii) gain on change in control and (xiv) noncontrolling interest. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

EBITDA of Navios Partners for the year ended December 31, 2017 was affected by the accounting effect of a: (i) $4.1 million gain on change in control from Navios Containers’ deconsolidation; (ii) $30.3 million impairment loss for one of our vessels; (iii) $2.4 million impairment loss on the sale of the Navios Gemini S; (iv) $1.5 million allowance for doubtful accounts; (v) $1.3 million loss related to the disposal of the MSC Cristina and; (vi) $1.9 million equity compensation expense. EBITDA for the year ended December 31, 2016 was negatively affected by the accounting effect of a: (i) $27.2 million impairment loss on the sale of the MSC Cristina and the Navios Apollon; and (ii) $19.4 million loss on the sale of the HMM securities. Excluding these items, Adjusted EBITDA increased by $3.0 million to $126.6 million for the year ended December 31, 2017, as compared to $123.5 million for the same period in 2016. The increase in Adjusted EBITDA was primarily due to: (i) an $8.8 million increase in revenue; (ii) a $1.8 million decrease in time charter and voyage expenses; (iii) a $1.9 million decrease in other expenses; and (iv) a $0.9 million increase in equity in net earnings of affiliated companies. The above increase was partially mitigated by a: (i) $3.4 million increase in management fees due to the increased fleet; (ii) $2.2 million increase in general and administrative expenses; and (iii) $4.6 million decrease in other income.

EBITDA of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017 was negatively affected by the accounting effect of $0.4 million relating to the reactivation costs of four laid-up vessels. Excluding this item, Adjusted EBITDA was $6.7 million for the period from April 28, 2017 to August 29, 2017.

EBITDA of Navios Partners for the year ended December 31, 2016 was negatively affected by the accounting effect of a: (i) $27.2 million impairment loss on the sale of the MSC Cristina and the Navios Apollon; and (ii) $19.4 million loss on the sale of the HMM securities. Excluding these items, Adjusted EBITDA decreased by $29.7 million to $123.5 million for the year ended December 31, 2016, as compared to $153.3 million for the same period in 2015. The decrease in Adjusted EBITDA was primarily due to a: (i) $33.2 million decrease in revenue; (ii) $2.7 million increase in management fees due to the increased number of vessels and the increased daily management fee; (iii) $4.4 million increase in general and administrative expenses; and (iv) $0.3 million increase in other expenses. The above decrease was partially mitigated by a: (i) $1.5 million decrease in time charter and voyage expenses; and (ii) $9.3 million increase in other income.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, equity compensation expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

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

Borrowings

Navios Partners’ long-term third party borrowings are presented under the caption “Long-term debt, net” and “Current portion of long-term debt, net”. As of December 31, 2017 and December 31, 2016, total debt, net amounted to $493.5 million and $523.8 million, respectively. The current portion of long-term debt, net amounted to $26.6 million at December 31, 2017 and $74.0 million at December 31, 2016.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long term bank borrowings and other debt raisings. Capital expenditures for the years ended December 31, 2017, 2016 and 2015 amounted to $276.9 million, $15.3 million and $147.8 million, respectively. For the year ended December 31, 2017, expansion capital expenditures of $276.9 million related to the $115.9 million for the acquisition of the 14 Container vessels from Rickmers Trust, net of cash, $158.2 million paid for the acquisition of the seven drybulk vessels in 2017 and $2.8 million deposit for the acquisition of a bulk carrier vessel expected to be delivered within the second half of 2019. For the year ended December 31, 2016, expansion capital expenditures of $15.3 million related to the acquisition of the Navios Beaufiks in December 2016. For the year ended December 31, 2015, expansion capital expenditures of $147.8 million related to the acquisition of the MSC Cristina in April 2015. The reserve for estimated maintenance and replacement capital expenditures for the years ended December 31, 2017, 2016 and 2015 amounted to $14.9 million, $11.9 million and $13.8 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses will be: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2017 and 2016 was $14.9 million and $11.9 million, respectively, for replacing our vessels at the end of their useful lives.

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

Vessels to be delivered

In March 2018, Navios Partners agreed to acquire from an unrelated third party, a 2005-built Panamax vessel of approximately 87,000 dwt, for a total purchase price of $12.98 million. The vessel is expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018.

In January 2018, Navios Partners agreed to acquire from an unrelated third party, two 2006-built Panamax vessels of approximately 74,500 dwt each, for a total purchase price of $22.0 million. The vessels are expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018. One of the vessels is chartered out for $9,375 net per day until May/November 2018 and the other vessel is chartered out for $9,844 net per day until March/August 2018.

In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Panamax vessel of approximately 81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered within the second half of 2019.

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

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the drybulk market at any given time. For other trends affecting our business please see other discussions in “Item 5 — Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2017:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$33,370	$456,087	$21,175	—	$510,632
Operating Lease Obligations (Time Charters) for vessel to be delivered	—	$2,725	$4,321	$13,771	$20,817
Deposit for option to acquire vessel	$2,770	—	—	—	$2,770

Total contractual obligations	$36,140	$458,812	$25,496	$13,771	$534,219

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 3.0% to 5.0% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $31.6 million (less than 1 year), $49.6 million (1-3 years), $0.5 million (3-5 years) and $0 (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2017, timing of scheduled payments and the term of the debt obligations.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of December 31, 2017, there was no amount undrawn under the Navios Revolving Loans I (see Note 18 — Transactions with related parties and affiliates).

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million. As of December 31, 2017, the amounts undrawn from the Navios Revolving Loans II were $15.0 million, of which Navios Partners may be required to fund an amount ranging from $0 to $15.0 million (see Note 18 — Transactions with related parties and affiliates).

In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Panamax vessel of approximately

81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered within the second half of 2019. During the year ended December 31, 2017, the Company paid a deposit of $2.77 million, presented under the caption “Other long-term assets”. As of December 31, 2017, the Company is contingently liable to pay an additional deposit of $2.77 million during the fourth quarter of 2018.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 — Summary of significant accounting policies to the notes to the consolidated financial statements, included elsewhere in this Annual Report.

Fair Value of Vessels: As of December 31, 2017, Navios Partners owned a fleet of 36 vessels, with an aggregate carrying value of $1,123.3 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2017, the carrying value of Navios Partners’ vessels (including the carrying value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $291.6 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2017, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2017(1)
	(In millions of U.S. dollars)
Navios Libra II	11/16/2007	$26.3	$7.8	*
Navios Alegria	11/16/2007	38.9	21.2	*
Navios Felicity	11/16/2007	31.3	11.9	*
Navios Galaxy I	11/16/2007	30.7	15.4	*
Navios Hope(2)	07/01/2008	80.0	16.5	*
Navios Fantastiks	05/02/2008	87.7	52.8	*
Navios Sagittarius	01/12/2010	59.4	24.6	*
Navios Hyperion	01/08/2010	63.0	20.4	*
Navios Aurora II	03/18/2010	110.3	49.2	*
Navios Pollux	05/21/2010	110.0	52.5	*
Navios Melodia	11/15/2010	78.8	54.9	*
Navios Fulvia	11/15/2010	98.2	50.8	*
Navios Luz	05/19/2011	78.0	43.1	*
Navios Orbiter	05/19/2011	52.0	21.0	*
Navios Buena Ventura	06/15/2012	67.5	37.9	*
Navios Soleil	07/24/2012	21.1	17.1	*
Navios Helios	07/27/2012	21.1	16.2	*
Navios Joy	09/11/2013	47.5	40.8	*
Navios Harmony	10/11/2013	18.0	15.3	*
Hyundai Hongkong	12/04/2013	55.2	47.7	*
Hyundai Tokyo	12/04/2013	55.1	47.8	*
Hyundai Singapore	12/10/2013	55.2	47.7	*
Hyundai Shanghai	12/13/2013	55.2	47.7	*
Hyundai Busan	12/16/2013	55.8	48.2	*
Navios La Paix	1/8/2014	28.5	24.5	*
Navios Sun	1/17/2014	16.2	13.5	*
YM Utmost	8/29/2014	59.1	53.2	*
YM Unity	10/28/2014	59.1	53.3	*
Navios Beaufiks	12/30/2016	15.3	14.7
Navios Prosperity I	06/07/2017	13.7	13.5
Navios Ace	06/09/2017	31.4	30.7	*
Navios Libertas	07/10/2017	13.7	13.4
Navios Sol	07/17/2017	28.6	28.0	*
Navios Christine B	08/11/2017	14.0	13.8
Navios Aster	08/21/2017	28.9	28.5	*
Navios Symphony	09/20/2017	28.0	27.7	*

		$1,732.8	$1,123.3

(1)	All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2017, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel).
(2)	As of December 31, 2017, we recorded an impairment loss of $30.3 million for the Navios Hope.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Stock-based Compensation: In December 2017 and 2016, Navios Partners granted restricted common units to its directors and/or officers which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2017 and 2016. As of December 31, 2017, 686,665 restricted common units were vested.

Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2017, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included volatility in the spot market and the related impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, Navios Partners performed step one of the impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2019 and thereafter assuming an increase of 1.0% every second year and utilization rate of 98.6% based on the fleet’s historical performance.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $30.3 million for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption “Vessel impairment losses” in the consolidated Statements of Operations. The assessment performed for 2016 and 2015 did not indicate a step two was necessary for the Company’s other vessels held and used (see Note 7 — Vessels, net).

As of December 31, 2017, the 10-year historical average rates for its vessels (which naturally vary by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 13.6% higher than the Company’s average daily time charter equivalent rate achieved in fiscal year 2017 of $16,025 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels), with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). The table below compares the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels), each as of December 31, 2017:

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	Five-Year Average	Three-Year Average	One-Year Average
	(% above (below) the 10-year average)
Ultra-Handymax	(30.1%)	(38.3%)	(25.5%)
Panamax	(33.5%)	(40.2%)	(21.4%)
Capesize	(34.9%)	(48.4%)	(32.0%)
Container 6,800 TEU	n/a *	(16.9%)	(27.8%)
Container 8,200 TEU	n/a *	(9.9%)	(18.9%)

*	For the vessels with capacity of 6,800 TEU and 8,200 TEU and above, the average daily rates were only available for the years 2013, 2014, 2015, 2016 and 2017.

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), Navios Partners estimates that 7, 13 and 3 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows. As disclosed elsewhere, as of December 31, 2017, the Company’s fleet includes 32 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel) by approximately $291.6 million in the aggregate (the unrealized loss).

In connection with its annual impairment testing on its vessels as of December 31, 2017, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 20.7% to 65.4% (depending on the vessel).

As of December 31, 2017, an impairment loss of $2.4 million was recognized in connection with the committed sale of the Navios Gemini S as the carrying amount of the asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net). As of December 31, 2016, an impairment loss of $27.2 million was recognized in connection with the committed sale of the MSC Cristina and the Navios Apollon as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net).

The impairment loss is presented under the caption “Vessel impairment losses” in the consolidated Statements of Operations. Impairment loss recognized amounted to $32.7 million, $27.2 million and $0 for the years ended December 31, 2017, 2016 and 2015, respectively.

Vessels, Net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated Statements of Operations.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk and container vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $340 per LWT.

Management estimates the useful life of our vessels to be 25 and 30 years from the drybulk and container vessel’s original construction, respectively. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

Revenue and Expense Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, the Company agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) or the Baltic Dry Index over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement.

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

Investments in Equity Securities: Navios Partners evaluates its investments in Navios Europe I, Navios Europe II and Navios Containers for other-than-temporary impairment on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Europe I, Navios Europe II and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Europe I, Navios Europe II and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value.

Navios Partners considers whether the fair values of its equity method investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that the carrying value may not be recoverable. If we consider any such decline to be “other-than-temporary” (based on various factors, including historical financial results, economic and industry events resulting in changes in the affiliate’s trading performance and the overall health of the affiliate’s industry), then we would write down the carrying amount of the investment to its estimated fair value.

Recent Accounting Pronouncements

In May 2017, FASB issued Accounting Standard Update No. 2017-09, “Compensation—Stock Compensation (Topic 718)”. This update provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. The amendments in this update affect any entity that changes the terms or conditions of a share-based payment award and are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued and all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this update should be applied prospectively to an award modified on or after the adoption date. The adoption of this new accounting standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In February 2017, FASB issued Accounting Standard Update No. 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued Accounting Standard Update No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidate Financial Statement was from the September 2016 meeting, where the SEC staff expressed its expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

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

In August 2016, FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. This update was adopted as from January 1, 2018 and applied on a retrospective basis. The Company has assessed each of the eight specific presentation issues and determined that the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liability) on the balance sheet for both types of leases – capital (or finance) leases and operating leases – with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In January 2018, the FASB issued a proposed amendment to ASU 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. If the proposed amendment to ASU 842 is adopted, the Company would elect the transition method for adoption as described above.

The Company has not completed its analysis of this ASU. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its financial statements since the Company is primarily a lessor and the changes are fairly minor. If the proposed practical expedient mentioned above is adopted and elected, goods and services embedded in the charter contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance. The components of the charter hire that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases and may identify additional impacts this guidance will have on its consolidated financial statements and disclosures. The Company currently does not have any other miscellaneous leases that are greater than 12 months and the Company is the lessee that would be impacted by the adoption of this standard.

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

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein.

The Company will adopt the standard as of January 1, 2018 and will utilize the modified retrospective approach and is expecting that the adoption will not have a material effect on its financial statements. The Company has chartered certain of its vessels since inception in time charter agreements and in this respect revenue is accounted under ASC 840 Leases. The Company also operates certain of its vessels under voyage contracts, contracts for which currently revenue is recognized ratably from when a vessel becomes available for loading to the completion of the discharge of the current cargo, provided an agreed non-cancelable charter between the Company and the charterer is in existence. Upon adoption, the Company will recognize revenue ratably from the vessel’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The estimated impact of the adoption of this standard is expected to be a minimal change in operating revenues and expenses and net income/(loss).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	52	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	44	Chief Financial Officer
George Achniotis	53	Executive Vice President-Business Development and Director
Shunji Sasada	59	Director
Serafeim Kriempardis	69	Director (Class III)
Robert Pierot	59	Director (Class I)
Lampros Theodorou	71	Director (Class I)
Orthodoxia Zisimatou	55	Director (Class II)
Vasiliki Papaefthymiou	49	Secretary

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco.

Angeliki Frangou has been our Chairman and CEO since August 2007. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM), our sponsor, since August 2005, and the Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since 2008, the Chairman and Chief Executive Officer of Navios Midstream (NYSE: NAP), an affiliated limited partnership since October 2014 and the Chairman and Chief Executive Officer of Navios Maritime Containers Inc. (N-OTC:NMCI), an affiliated corporation since April, 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the non executive Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau

Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou is a Member of the DNV GL Greek National Committee. Since May 2014, Ms. Frangou has been a Member of the Board of The Hellenic Mutual War Risks Association (Bermuda) Limited. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Stratos Desypris is Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006. Mr. Desypris is also a Director and Senior Vice President — Business Development of Navios Midstream since October 2014. He also serves as a Director and the SVP- Strategic Planning of Navios South American Logistics Inc and as a Director in Navios Europe. Before joining Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada also served as a director of Navios Holdings and President of Navios Corporation since January 2015, as director in Navios Midstream since October 2014. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (“MOSK”). In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President — Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer to December 2014. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai since inception. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is the member of Board of Trustee of Keio Academy of New York.

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

Orthodoxia Zisimatou was appointed to our Board of Directors in June 2017. Mrs. Zisimatou has been a practicing maritime lawyer since 1988, focusing on S&P contracts and contracts of affreightment. She has been a member of the Permanent Committee of Maritime Policy, Security and Protection of the Environment and of the Legal Committee of the Hellenic Chamber of Shipping since 2007. She has also served as a Maritime Arbitrator for the Hellenic Chamber of Shipping since 2007. Since 2009, Mrs. Zisimatou has acted as the Secretary General of the Union of Piraeus Shipping Lawyers. She earned a bachelor’s degree in Law from the faculty of Law of the University of Athens. Mrs. Zisimatou also serves on our Audit Committee and is an independent director.

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

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse the Manager and certain affiliates for expenses incurred pursuant to the Management Agreement and Administrative Services Agreement we entered into with the Manager. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2017, 2016 and 2015 no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2017, 2016 and 2015, the fees charged by the Manager for administrative services (including Navios Containers administrative fees as of August 29, 2017) was $8.9 million, $7.8 million and $6.2 million, respectively.

Compensation of Directors

Our officers or officers of Navios Holdings who also serve as our directors do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors receive a director fee of $0.45 million per year. Ms. Frangou receives a fee of $0.15 million per year for acting as a director and as our Chairman of the Board. The Chairman of our audit committee, our conflicts committee and our compensation committee receives an additional fee of $0.04 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For each of the years ended December 31, 2017, 2016 and 2015, the aggregate annual fees paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

In December 2017, the compensation committee of Navios Partners authorized and approved a cash payment of $1.8 million for which all service conditions had been met as of December 31, 2017. Also, the compensation committee of Navios Partners authorized and approved an additional $1.8 million cash payment to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2018.

In December 2016, the compensation committee of Navios Partners authorized and approved a cash payment of $1.7 million for which all service conditions had been met as of December 31, 2016. Also, the compensation committee of Navios Partners authorized and approved an additional $1.7 million cash payment to the directors and/or officers of the Company for which all service conditions provided were met as of December 31, 2017.

For each of the years ended December 31, 2017 and 2016, the aggregate compensation paid to our current non-management executive directors was $0.8 million and $0.2 million, respectively.

In December 2017 and 2016, Navios Partners authorized the granting of 1,370,044 and 2,040,000 restricted common units, respectively, which were issued on January 11, 2018 and January 31, 2017, respectively, to its directors and/or officers. These awards of restricted common units are based on service conditions only and vest ratably over a period of three years. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2017 and 2016. As of December 31, 2017, 686,665 restricted common units were vested. As of December 31, 2016, no restricted common units were vested.

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

We have not been able to conduct business at our annual meetings since 2016 because we have not achieved a quorum of limited partners at any such duly called meeting. Most recently, we were not able to achieve a quorum for our annual meeting on October 27, 2017, despite substantial effort and expense. We undertook a court assisted process to clarify our limited partnership agreement to provide for lowering the quorum needed in order to conduct business at an adjourned annual meeting of limited partners. We intend to hold our next annual meeting in due course. If re-elected, the terms for those directors that were up for re-election in 2016 will expire in 2019, and the terms for those directors that were up for re-election in 2017 will expire in 2020.

With respect to our corporate governance, there are several significant differences between us and a domestic issuer in that the New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee, although we do have one, or a nominating/corporate governance committee.

We have three committees: an audit committee, a conflicts committee and a compensation committee. Three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our conflicts committee are Messrs. Lampros Theodorou, Serafeim Kriempardis and Mrs. Orthodoxia Zisimatou.

In addition, we have an audit committee of three independent directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. Serafeim Kriempardis and Lampros Theodorou and Mrs. Orthodoxia Zisimatou, and our audit committee financial expert is Mr. Serafeim Kriempardis.

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

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Efstratios Desypris, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Holdings, Navios Midstream and Navios Containers. While the amount of time each of them allocate between our business and the business of Navios Holdings, Navios Acquisition and Navios Midstream varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

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

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of April 3, 2018, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of June 2, 2018 (60 days after April 3, 2018) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (167,589,764), not including general partner units (3,420,203). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned		Percentage of Common Units Owned
Angeliki Frangou(1)	3,810,044		2.3%
Efstratios Desypris	—		—
George Achniotis		*		*
Robert Pierot		*		*
Shunji Sasada		*		*
Serafeim Kriempardis		*		*
Lampros Theodorou		*		*
Orthodoxia Zisimatou		*		*
Vasiliki Papaefthymiou	—		—
All directors and officers as a group (9 persons)(2)	3,971,249		2.4%

*	Less than 1%
(1)	Excludes units owned by Navios Holdings, on the board of which serves our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as our director, Shunji Sasada. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.
(2)	Each director, executive officer and key employee, beneficially owns less than one percent of the outstanding common units, other than Angeliki Frangou.

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of April 3, 2018, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of June 2, 2018 (60 days after April 3, 2018) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based all outstanding common units (171,009,967), which includes the general partner units (3,420,203).

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	31,053,233	18.2%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings. The number of common units beneficially owned is based on a Schedule 13D/A, filed on April 4, 2018 with the SEC.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga and Efstathios Loizos.

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

B. Related Party Transactions

As of December 31, 2017, Navios Holdings, the sole member of our General Partner, owned 28,421,233 common units, which represented an 18.8% limited partner interest in us based on the then outstanding common units (20.8% including the 2.0% general partner interest). Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”) (see Note 20 — Investment in Affiliates). The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $1.2 million (December 31, 2016: $0.8 million), under the caption “Loans receivable from affiliates”. As of December 31, 2017, there was no amount undrawn under the Navios Revolving Loans I. As of December 31, 2016, the amount undrawn from the Navios Revolving Loans I was $9.1 million, of which Navios Partners’ portion was $0.5 million.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33.5 million, which included a cash consideration of $4.1 million and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling to $29.4 million based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see Note 18 — Transactions with related parties and affiliates). The receivable relating to the consideration settled with the issuance of 13,076,923 Navios Partners’ common units in the amount of $29.4 million has been classified contra equity within the consolidated statements of changes in Partners’ Capital as “Note receivable.” The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50.9 million. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4.1 million. As of December 31, 2017, the long-term note receivable from Navios Holdings amounted to $4.3 million (including the non-cash interest income of $0.2 million) and was included within “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”) (see Note 20 — Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $9.8 million (December 31, 2016: $1.2 million), under the caption “Loans receivable from affiliates”. As of December 31, 2017, the amount undrawn under the Navios Revolving Loans II was $15.0 million, of which Navios Partners may be required to fund an amount ranging from $0 to $15.0 million. As of December 31, 2016, the amount undrawn from the Navios Revolving Loans II was $14.1 million, of which Navios Partners’ portion was $0.7 million.

Navios Containers

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50.3 million of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30.0 million and received 6,000,000 shares, and Navios Holdings invested $5.0 million and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for $50.0 million of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10.0 million and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50.0 million. Navios Partners invested $10.0 million and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. (See also Note 24—Subsequent Events)

As of December 31, 2017, Navios Partners held 9,818,182 common shares and received 33.7% of the equity, and Navios Holdings held 1,000,000 common shares and received 3.4% of the equity of Navios Containers. As of December 31, 2017, the carrying value of the investment in Navios Containers was $50.0 million (excluding accrued interest which represents the Company’s carrying value of the investment of $0.9 million). As of December 31, 2017, the market value of the investment in Navios Containers was $57.6 million. Investment income of $0.9 million was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the year ended December 31, 2017.

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

The Navios Containers Omnibus Agreement

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8,

2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios

Midstream, pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

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

In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses will be: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

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

Administrative Services Agreement

At the closing of the IPO, we entered into the Administrative Services Agreement, as amended, with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. The agreement expires in December 2022.

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

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2022. Total general and administrative expenses for the years ended December 31, 2017, 2016 and 2015 (including Navios Containers administrative fees as of August 29, 2017) amounted to $8.9 million, $7.8 million and $6.2 million, respectively.

Management Fees

Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses will be: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000.

Total management fees for the years ended December 31, 2017, 2016 and 2015 (including Navios Containers management fees as of August 29, 2017) amounted to $67.3 million, $59.2 million and $56.5 million, respectively.

Other

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the years ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7.2 million and $9.2 million, respectively, net of applicable deductions, of which $7.6 million and $9.6 million, respectively, was presented under the caption “Other income”.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings

On August 31, 2016, Hanjin filed for rehabilitation. Navios Partners had two Capesize vessels chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September 2016, both vessels were redelivered to Navios Partners’ commercial management and were rechartered to third parties. Navios has filed claims to the Seoul Central District Court for the lost revenues in accordance with the rehabilitation process. Rehabilitation proceedings were cancelled on February 2, 2017 and Hanjin entered into liquidation on February 17, 2017. Navios Partners’ claims were registered in the rehabilitation proceedings on October 24, 2016 and will be assessed during the bankruptcy proceedings. There is no notable change in the status of Hanjin’s bankruptcy proceedings since our last report of 2017.

We are not involved in any other legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that we believe would have a have a material adverse effect on our business, financial position, results of operations and liquidity.

From time to time, Navios Partners may be subject to legal proceedings and claims arising out of our operations in the normal course of business. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Cash Distribution Policy

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our board of directors elected to suspend distributions on our common units in order to preserve cash and improve our liquidity. In March 2018, the Company’s board announced a new distribution policy under which it intends to declare quarterly cash distribution in the amount of $0.02 per unit, or $0.08 annually. The Company announced the first quarterly distribution of $0.02 per unit for the first quarter of 2018, which will be payable on May 14, 2018 to all unitholders of record on May 10, 2018. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

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

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company’s board of directors announced a new distribution policy under which it intends to declare quarterly cash distribution in the amount of $0.02 per unit, or $0.08 annually. The Company announced the first quarterly distribution of $0.02 per unit for the first quarter of 2018, which will be payable on May 14, 2018 to all unitholders of record on May 10, 2018.

During the years ended December 31, 2017, 2016 and 2015 the aggregate amount of cash distribution paid was $0, $0 and $132.3 million, respectively.

Incentive Distribution Rights

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

Item 9. The Offer and Listing

Our common units are traded on the New York Stock Exchange (or “NYSE”) under the symbol “NMM”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2017	$2.63	$1.46
December 31, 2016	$3.07	$0.80
December 31, 2015	$13.89	$2.71
December 31, 2014	$20.40	$9.67
December 31, 2013	$19.45	$12.84
Quarter Ended:
December 31, 2017	$2.36	$1.89
September 30, 2017	$2.20	$1.46
June 30, 2017	$2.22	$1.50
March 31, 2017	$2.63	$1.47
December 31, 2016	$2.10	$1.18
September 30, 2016	$1.68	$1.28
June 30, 2016	$1.85	$1.17
March 31, 2016	$3.07	$0.80
Month Ended:
April 30, 2018 (through April 2, 2018)	$1.75	$1.75
March 31, 2018	$2.12	$1.68
February 28, 2018	$2.15	$1.90
January 31, 2018	$2.55	$2.08
December 31, 2017	$2.36	$2.04
November 30, 2017	$2.13	$1.89
October 31, 2017	$2.13	$2.02
September 30, 2017	$2.20	$2.05

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

On March 19, 2018, we executed the Fourth Amended and Restated Agreement of Limited Partnership of Navios Partners in order to reflect the recent process to clarify the quorum necessary to conduct business at any adjourned meeting.

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

•	Facility Agreement for a $35.0 million term loan facility, dated May 27, 2011, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated December 4, 2012, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated March 27, 2013, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012 to revise the lender majority vote requirement and expand the definition of Security Value. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated December 24, 2015, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Supplemental Agreement, dated March 22, 2016, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $164.0 million term loan facility, dated April 16, 2015, among Navios Partners and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement for $405.0 million term loan, dated as of March 14, 2017, among Navios Maritime Partners L.P. and Navios Partners Finance (US) Inc., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, S. Goldman Advisors LLC, DVB Capital Markets LLC, ABN AMRO Capital USA LLC, Credit Agricole Corporate Investment Bank, Clarkson Platou Securities, Inc. and the several Lenders from time to time party thereto.

•	Loan Agreement for a $32.0 million term loan, dated June 26, 2017, among Finian Navigation Co., Casual ShipHolding Co., BNP Paribas and the Banks and Financial Institutions listed therein.

•	Facility Agreement for a $39.0 million credit facility, dated June 28, 2017, among Fantastiks Shipping Corporation, Sagittarius Shipping Corporation, Customized Developments S.A., Ammos Shipping Corp., Navios Maritime Partners L.P., and DVB Bank SE.

•	Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Acquisition Omnibus Agreement, dated as of May 28, 2010, among Navios Partners, Navios Acquisition and Navios Holdings. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Navios Midstream Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Maritime Midstream Partners L.P., Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., Navios Maritime Acquisition Corporation and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Omnibus Agreement, effective as of June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc.

•	Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 4 to Management Agreement dated August 29, 2014, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 5 to Management Agreement dated February 10, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 6 to Management Agreement dated May 4, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 8, dated November 14, 2017, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.

•	Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.

•	Registration Rights Agreement dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Continuous Offering Program Sales Agreement, dated November 18, 2016, between Navios Partners and S. Goldman Capital LLC. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC.

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

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed under “Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.

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

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 24%), if the non-corporate U.S. Holder:

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2017, the value of the U.S. dollar as compared to the Euro decreased by approximately 12.1% compared with the respective value as of December 31, 2016.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2017, 2016 and 2015, we paid interest on our outstanding debt at a weighted average interest rate of 5.8%, 4.7% and 4.4%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2017, 2016 and 2015, by $4.8 million, $5.5 million and $6.1 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2017, our customers representing 10% or more of total revenues were HMM and Yang Ming which accounted for approximately 26.8% and 12.0%, respectively, of total revenues. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were HMM, Yang Ming and Mediterranean Shipping Co. S.A, which accounted for approximately 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were HMM, Navios Corporation and Yang Ming, which accounted for 24.0%, 17.4% and 11.4%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented.

Following the termination of the credit default insurance through its third party insurer, entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $7.2 million and $9.2 million, respectively, net of applicable deductions, of which $7.6 million and $9.6 million, respectively, was presented under the caption “Other income”.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2017.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2017, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Item 16A. Audit Committee Financial Expert

Navios Partners’ Audit Committee consists of three independent directors, Orthodoxia Zisimatou, Serafeim Kriempardis and Lampros Theodorou. The Board of Directors has determined that Serafeim Kriempardis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Kriempardis is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2017 and 2016 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2017 and 2016 were $0.3 million and $0.2 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2017 and 2016.

Tax Fees

There were no tax fees billed in 2017 and 2016.

Other Fees

There were no other fees billed in 2017 and 2016.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2017.

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

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of PricewaterhouseCoopers S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-40.

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.*

1.3	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(28)

1.4	Certificate of Formation of Navios GP L.L.C.(1)

1.5	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.6	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.7	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.8	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P.(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(2)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(3)

4.11	Registration Rights Agreement(3)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(4)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(6)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(6)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(8)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(9)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(10)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(11)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(12)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement(13)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(15)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(12)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(16)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.28	Supplemental Agreement, dated March 27, 2013, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.29	Supplemental Agreement, dated April 17, 2014, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(22)

4.30	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(16)

4.31	Credit Agreement for $250.0 million term loan facility, dated June 27, 2013(19)

4.32	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.33	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.34	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(23)

4.35	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(14)

4.36	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(14)

4.37	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(20)

4.38	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(24)

4.39	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(26)

4.40	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(29)

4.41	Amendment No. 7, dated February 4, 2016, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(32)

4.42	Facility Agreement for $164.0 million term loan facility, dated April 16, 2015(29)

4.43	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $164.0 million term loan facility(32)

4.44	Supplemental Agreement, dated April 8, 2015, to Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(29)

4.45	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $56.0 million term loan facility(32)

4.46	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(32)

4.47	Credit Agreement for $60.0 million term loan facility, dated May 29, 2015(30)

4.48	Acquisition Omnibus Agreement(21)

4.49	Navios Midstream Omnibus Agreement(27)

4.50	Registration Rights Agreement, dated February 4, 2015(25)

4.51	Continuous Offering Program Sales Agreement, dated November 18, 2016(36)

4.52	Form of Indenture(37)

4.53	Credit Agreement for $405.0 million term loan, dated as of March 14, 2017, among Navios Maritime Partners L.P. and Navios Partners Finance (US) Inc., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, S. Goldman Advisors LLC, DVB Capital Markets LLC, ABN AMRO Capital USA LLC, Credit Agricole Corporate Investment Bank, Clarkson Platou Securities, Inc. and the several Lenders from time to time party thereto(38)

4.54	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC(39)

4.55	Omnibus Agreement, effective as of June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc.(40)

4.56	Loan Agreement for a $32.0 million term loan, dated June 26, 2017, among Finian Navigation Co., Casual ShipHolding Co., BNP Paribas and the Banks and Financial Institutions listed therein(40)

4.57	Facility Agreement for a $39.0 million credit facility, dated June 28, 2017, among Fantastiks Shipping Corporation, Sagittarius Shipping Corporation, Customized Developments S.A., Ammos Shipping Corp., Navios Maritime Partners L.P., and DVB Bank SE(40)

4.58	Amendment No. 8, dated November 14, 2017, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(41)

4.59	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(41)

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of PricewaterhouseCoopers S.A.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2017 and 2016; (ii) Consolidated Statements of Income for each of the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2017, 2016 and 2015; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on November 26, 2007 and hereby incorporated by reference.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on July 2, 2008 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 10, 2008 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on February 25, 2009 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2009 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on January 26, 2010 and hereby incorporated by reference.
(9)	Previously filed as an exhibit to a Report on Form 6-K filed on April 8, 2010 and hereby incorporated by reference.
(10)	Previously filed as an exhibit to a Report on Form 6-K filed on June 11, 2010 and hereby incorporated by reference.
(11)	Previously filed as an exhibit to a Report on Form 6-K filed on March 1, 2011 and hereby incorporated by reference.
(12)	Previously filed as an exhibit to a Report on Form 6-K filed on June 8, 2011 and hereby incorporated by reference.
(13)	Previously filed as an exhibit to a Report on Form 6-K filed on October 5, 2011 and hereby incorporated by reference.
(14)	Previously filed as an exhibit to a Report on Form 6-K filed on October 24, 2011 and hereby incorporated by reference.
(15)	Previously filed as an exhibit to a Report on Form 6-K filed on April 9, 2012 and hereby incorporated by reference.
(16)	Previously filed as an exhibit to a Report on Form 6-K filed on September 5, 2012 and hereby incorporated by reference.
(17)	Previously filed as an exhibit to a Report on Form 6-K filed on January 31, 2013 and hereby incorporated by reference.
(18)	Previously filed as an exhibit to a Report on Form 6-K filed on May 2, 2013 and hereby incorporated by reference.
(19)	Previously filed as an exhibit to a Report on Form 6-K filed on July 11, 2013 and hereby incorporated by reference.
(20)	Previously filed as an exhibit to a Report on Form 6-K filed on November 7, 2013 and hereby incorporated by reference.
(21)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed on March 15, 2013 and hereby incorporated by reference.
(22)	Previously filed as an exhibit to a Report on Form 6-K filed on July 31, 2014 and hereby incorporated by reference.
(23)	Previously filed as an exhibit to a Report on Form 6-K filed on September 30, 2014 and hereby incorporated by reference.
(24)	Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2014 and hereby incorporated by reference.
(25)	Previously filed as an exhibit to a Report on Form 6-K filed on February 12, 2015 and hereby incorporated by reference.
(26)	Previously filed as an exhibit to a Report on Form 6-K filed on February 17, 2015 and hereby incorporated by reference.
(27)	Previously filed as an exhibit to a Report on Form F-1/A for Navios Maritime Midstream Partners L.P. filed on October 22, 2014 and hereby incorporated by reference.
(28)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 13, 2015 and hereby incorporated by reference.
(29)	Previously filed as an exhibit to a Report on Form 6-K filed on May 5, 2015 and hereby incorporated by reference.
(30)	Previously filed as an exhibit to a Report on Form 6-K filed on August 3, 2015 and hereby incorporated by reference.
(31)	Previously filed as an exhibit to a Report on Form 6-K filed on November 12, 2015 and hereby incorporated by reference.
(32)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed on March 23, 2016 and hereby incorporated by reference.
(33)	Previously filed as an exhibit to a Report on Form 6-K filed on May 12, 2016 and hereby incorporated by reference.
(34)	Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2016 and hereby incorporated by reference.

(35)	Previously filed as an exhibit to a Report on Form 6-K filed on November 14, 2016 and hereby incorporated by reference.
(36)	Previously filed as an exhibit to a Report on Form 6-K filed on November 23, 2016 and hereby incorporated by reference.
(37)	Previously filed as an exhibit to a Registration Statement on Form F-3 filed on January 12, 2017 and hereby incorporated by reference.
(38)	Previously filed as an exhibit to a Report on Form 6-K filed on May 25, 2017 and hereby incorporated by reference.
(39)	Previously filed as an exhibit to a Report on Form 6-K filed on June 14, 2017 and hereby incorporated by reference.
(40)	Previously filed as an exhibit to a Report on Form 6-K filed on August 1, 2017 and hereby incorporated by reference.
(41)	Previously filed as an exhibit to a Report on Form 6-K filed on February 5, 2018 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By: Angeliki Frangou
Its: Chairman and Chief Executive Officer

Date: April 4, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors and Partners of Navios Maritime Partners L.P.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15 (b) of the Company’s 2017 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

We have served as the Company’s auditor since 2007.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 4, 2018

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	4	$24,047	$17,360
Restricted cash	4	5,886	7,728
Accounts receivable, net	5	14,121	10,022
Amounts due from related parties	18	10,545	19,639
Prepaid expenses and other current assets	6	905	1,600
Notes receivable	19	4,802	—

Total current assets		60,306	56,349

Vessels, net	7	1,099,015	1,037,206
Vessel held for sale	7	—	125,000
Other long-term assets	16	2,779	—
Deferred drydock and special survey costs, net		16,253	21,282
Investment in affiliates	20	52,122	1,257
Loans receivable from affiliates	18	11,706	2,422
Intangible assets	8	8,080	18,952
Amounts due from related parties	18	34,891	—
Notes receivable, net of current portion	19	15,897	6,112
Note receivable from affiliates	18	4,253	—

Total non-current assets		1,244,996	1,212,231

Total assets		$1,305,302	$1,268,580

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	9	$3,718	$3,276
Accrued expenses	10	8,800	4,445
Deferred revenue	19	15,143	17,198
Current portion of long-term debt, net	11	26,586	74,031

Total current liabilities		54,247	98,950

Long-term debt, net	11	466,877	449,745
Amounts due to related parties	18	—	11,105
Deferred revenue	19	16,468	28,571

Total non-current liabilities		483,345	489,421

Total liabilities		$537,592	$588,371

Commitments and contingencies	16
Partners’ capital:
Common Unitholders (147,797,720 and 83,323,911 units issued and outstanding at December 31, 2017 and December 31, 2016, respectively)	13	791,669	677,081
General Partner (3,016,284 and 1,700,493 units issued and outstanding at December 31, 2017 and December 31, 2016, respectively)	13	5,464	3,128
Notes receivable	13,18	(29,423)	—

Total partners’ capital		767,710	680,209

Total liabilities and partners’ capital		$1,305,302	$1,268,580

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Time charter and voyage revenues includes related party revenue of $654, $1,939 and $38,809 for the years ended December 31, 2017, 2016 and 2015, respectively)	14,18	$211,652	$190,524	$223,676
Time charter and voyage expenses		(4,158)	(5,673)	(7,199)
Direct vessel expenses		(7,172)	(6,381)	(4,043)
Management fees (entirely through related parties transactions)	18	(67,310)	(59,209)	(56,504)
General and administrative expenses	18	(17,163)	(12,351)	(7,931)
Depreciation and amortization	7,8	(72,760)	(92,370)	(75,933)
Vessel impairment losses	7	(32,677)	(27,201)	—
Loss on sale of securities		—	(19,435)	—
Interest expense and finance cost, net		(38,225)	(31,247)	(31,720)
Interest income		3,277	541	222
Gain on change in control	3	4,068	—	—
Other income	22	9,884	14,523	5,232
Other expense	23	(5,133)	(4,270)	(3,995)
Equity in net earnings of affiliated companies	20	866	—	—

Net (loss)/ income		$(14,851)	$(52,549)	$41,805
Less: Net income attributable to the noncontrolling interest		$(239)	—	—

Net (loss)/ income attributable to Navios Partners unitholders		$(15,090)	$(52,549)	$41,805

Earnings per unit attributable to common unitholders (see Note 21):

		Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(Loss)/ earnings per unit:
Common unit (basic and diluted)		$(0.11)	$(0.62)	$0.48

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
OPERATING ACTIVITIES:
Net (loss)/ income		$(14,851)	$(52,549)	$41,805
Adjustments to reconcile net (loss) to net cash (used in)/ provided by operating activities:
Depreciation and amortization	7,8	72,760	92,370	75,933
Vessel impairment losses		32,677	27,201	—
Loss on sale of securities		—	19,435	—
Gain on debt repayment		—	(2,140)	—
Non cash accrued interest income and amortization of deferred revenue		(12,512)	(5,717)	—
Non cash accrued interest income from receivable from affiliates		(204)	—	—
Amortization and write-off of deferred finance cost and discount		9,744	4,003	3,727
Amortization of deferred drydock and special survey costs		6,725	6,381	4,043
Equity in net earnings of affiliated companies		(866)	59	(94)
Equity compensation expense	13	1,904	93	—
Allowance for doubtful accounts	5	1,495	—	—
Loss on vessel disposal	23	1,260	—	—
Gain on change in control	3	(4,068)	—	—
Changes in operating assets and liabilities:
Net decrease/ (increase) in restricted cash		435	(5,286)	(426)
(Increase)/ decrease in accounts receivable		(6,071)	(6,023)	9,279
(Increase)/ decrease in prepaid expenses and other current assets		(40)	(303)	173
Decrease in other long-term assets		—	61	20
Increase/ (decrease) in accounts payable		1,630	570	(1,118)
Increase/ (decrease) in accrued expenses		6,642	1,929	(1,107)
(Decrease)/ increase in deferred revenue		(2,200)	(1,000)	1,786
(Decrease)/ increase in amounts due to related parties		(11,105)	3,025	6,800
Increase in amounts due from related parties		(26,131)	(20,089)	—
Payments for dry dock and special survey costs		(3,290)	(5,493)	(17,545)

Net cash provided by operating activities		53,934	56,527	123,276
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	7	113,818	—	—
Deposits for vessels acquisitions		(9)	—	—
Deposit for option to acquire vessel	16	(2,770)	—	—
Acquisition of vessels and favorable lease terms, net of cash acquired	7,8	(158,241)	(15,341)	(147,830)
Change to acquisition of Navios Containers assets and favorable lease terms, net of cash	7	(115,884)	—	—
Repayments of notes receivable	19	4,687	—	—
Investment in affiliates		(10,000)	—	(700)
Loans receivable from affiliates		(9,005)	(450)	(771)
Note receivable from affiliates	18	(4,050)	—	—
Navios Containers repayment of seller’s credit to Navios Partners	7	14,000	—	—
Change in control of Navios Containers, including disposed cash	3	(19,757)	—	—
Proceeds from sale of securities	19	—	20,842	—

Net cash (used in)/ provided by investing activities		(187,211)	5,051	(149,301)
FINANCING ACTIVITIES:
Cash distributions paid	21	—	—	(132,306)
Net proceeds from issuance of general partner units	13	2,638	10	1,528
Proceeds from issuance of common units, net of offering cost	13	98,774	440	72,090
Common units issuance cost for Navios Europe I loans	13	(726)	—	—
Proceeds from long-term debt	11	514,703	29,000	79,819
Net decrease in restricted cash		1,407	5,347	(6,409)
Repayment of long-term debt and payment of principal	11	(546,465)	(104,624)	(60,696)
Deferred finance cost		(7,802)	(1,141)	(746)
Proceeds from long-term borrowing of Navios Containers, net of financing cost		60,111	—	—
Noncontrolling interest of Navios Containers		17,324	—	—

Net cash provided by/ (used in) financing activities		139,964	(70,968)	(46,720)

Increase/ (decrease) in cash and cash equivalents		6,687	(9,390)	(72,745)
Cash and cash equivalents, beginning of period		17,360	26,750	99,495

Cash and cash equivalents, end of period		$24,047	$17,360	$26,750

See notes to the consolidated financial statements

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Supplemental disclosures of cash flow information
Cash interest paid	$26,630	$26,694	$26,787
Non cash financing activities
Equity compensation expense	$1,904	$93	$—
Receivable from affiliates	$(29,423)	$—	$—
Issuance of common units related to transfer of Navios Europe I loans	$28,697	$—	$—
Non cash investing activities
Notes receivable	$(7,540)	$6,112	$—
Accrued interest on loan receivable from affiliates	$278	$238	$—

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Total Navios Partners’ Capital	Noncontrolling interest	Total Partners’ Capital
Balance, December 31, 2014	1,578,763	$5,023	77,359,163	$744,075	$—	$749,098	$—	$749,098
Cash distribution paid	—	(4,362)	—	(127,944)	—	(132,306)	—	(132,306)
Proceeds from issuance of common units, net of offering costs (see Note 13)	—	—	5,720,547	72,090	—	72,090	—	72,090
Net proceeds from issuance of general partner units (see Note 13)	116,746	1,528	—	—	—	1,528	—	1,528
Net income	—	1,980	—	39,825	—	41,805	—	41,805
Balance, December 31, 2015	1,695,509	$4,169	83,079,710	$728,046	$—	$732,215	$—	$732,215

Equity compensation expense	—	—	—	93	—	93	—	93
Proceeds from public offering and issuance of common units, net of offering costs (see Note 13)	—	—	244,201	440	—	440	—	440
Net proceeds from issuance of general partner units (see Note 13)	4,984	10	—	—	—	10	—	10
Net loss	—	(1,051)	—	(51,498)	—	(52,549)	—	(52,549)
Balance, December 31, 2016	1,700,493	$3,128	83,323,911	$677,081	$—	$680,209	$—	$680,209

Formation of Navios Containers	—	—	—	—	—	—	17,323	17,323
Issuance of restricted common units (see Note 13)	—	—	2,040,000	1,904	—	1,904	—	1,904
Proceeds from public offering and issuance of common units, net of offering costs (see Note 13)	—	—	48,995,442	98,175	—	98,175	—	98,175
Net proceeds from issuance of general partner units (see Note 13)	1,308,415	2,626	—	—	—	2,626	—	2,626
Issuance of common units for transfer of Navios Europe I Loans (see Notes 12 & 18)	—	—	13,076,923	28,697	(29,423)	(726)	—	(726)
Issuance of restricted common units for acquisition of vessels from Rickmers Trust (see Note 13)	7,376	12	361,444	600	—	612	—	612
Net loss	—	(302)	—	(14,788)	—	(15,090)	239	(14,851)
Navios Containers’ deconsolidation (see Note 3)	—	—	—	—	—	—	(17,562)	(17,562)
Balance, December 31, 2017	3,016,284	$5,464	147,797,720	$791,669	$(29,423)	$767,710	$—	$767,710

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

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

As of December 31, 2017, there were outstanding: 147,797,720 common units and 3,016,284 general partnership units. As of December 31, 2017, Navios Holdings owned a 20.8% interest in Navios Partners, which included a 2.0% general partner interest.

Navios Containers

Navios Maritime Containers Inc. (“Navios Containers”), an affiliate of the Company, was established in the Republic of the Marshall Islands on April 28, 2017. The Company is a growth vehicle dedicated to the container sector of the maritime industry. On June 12, 2017, Navios Containers also registered and began trading on the Norwegian Over-The-Counter Market under the ticker NMCI.

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for total gross proceeds of $50,288 at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 59.7% of the equity, and Navios Holdings invested $5,000 and received 9.9% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. Navios Containers used the proceeds to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. These vessels, first acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”), are employed on charters with a net daily charter rate of $26,850. The charters expire in 2018 and early 2019. In addition, Navios Containers acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase the remaining nine vessels (the “RMT Fleet”) in the original 14-vessel container fleet.

On August 29, 2017, Navios Containers closed its private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. As a result, from August 29, 2017, Navios Containers is considered an affiliate entity and the investment in Navios Containers is accounted for under the equity method due to the Company’s significant influence over Navios Containers (see Note 3 — Acquisition/Deconsolidation).

On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity.

In connection with the Navios Containers’ deconsolidation, the Company recognized an amount of $174 related to the dilution gain of its investment in Navios Containers. The amount was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the year ended December 31, 2017.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2017, Navios Partners held 9,818,182 common shares and received 33.7% of the equity, and Navios Holdings held 1,000,000 common shares and received 3.4% of the equity of Navios Containers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The Company elected to early adopt the requirements of ASU 2017-01 effective beginning the second quarter ending June 30, 2017 and applied this guidance prospectively in the current period presented in the Company’s condensed consolidated financial information in connection with the acquisition of the five container vessels (see Note 7 — Vessels, net). The early adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

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

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

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

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

The accompanying consolidated financial statements include the following entities:

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2017	2016	2015
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation(****)	Navios Gemini S	Marshall Is.	1/01 – 12/21	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A. (***)	Navios Apollon	Marshall Is.	1/01 – 04/21	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2017	2016	2015
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 12/31	12/30 –12/31	—
Finian Navigation Co.	Navios Ace	Marshall Is.	6/09 – 12/31	—	—
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	6/07 – 12/31	—	—
Wave Shipping Corp.	Navios Libertas	Marshall Is.	7/10 – 12/31	—	—
Casual Shipholding Co.	Navios Sol	Marshall Is.	7/17 – 12/31	—	—
Avery Shipping Company	Navios Symphony	Marshall Is.	9/20 – 12/31	—	—
Coasters Ventures Ltd	Navios Christine B	Marshall Is.	8/11 – 12/31	—	—
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	8/21 – 12/31	—	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	1/01 – 01/12	1/01 – 12/31	4/22 – 12/31
Citrine Shipping Corporation	—	Marshall Is.	—	—	—
Cavalli Navigation Inc.	—	Marshall Is.	—	—	—
Cavos Navigation Co.	—	Marshall Is.	—	—	—
Seymour Trading Limited	—	Marshall Is.	—	—	—
Goldie Services Company	—	Marshall Is.	—	—	—
Olympia II Navigation Limited	MOL Dominance	Marshall Is.	05/25 – 08/29	—	—
Pingel Navigation Limited	MOL Delight	Marshall Is.	05/25 – 08/29	—	—
Ebba Navigation Limited	MOL Destiny	Marshall Is.	05/25 – 08/29	—	—
Clan Navigation Limited	MOL Devotion	Marshall Is.	05/25 – 08/29	—	—
Sui An Navigation Limited	MOL Dedication	Marshall Is.	05/25 – 08/29	—	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	07/12 – 08/29	—	—
Silvanus Marine Company	Navios Summer	Marshall Is.	07/12 – 08/29	—	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	07/17 – 08/29	—	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	07/17 – 08/29	—	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	07/25 – 08/29	—	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	08/03 – 08/29	—	—
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	08/03 – 08/29	—	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	08/03 – 08/29	—	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	08/03 – 08/29	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	—	—	1/01 – 03/05
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	—	—	1/01 – 02/28
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	05/25 – 08/29	—	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	05/25 – 08/29	—	—
Navios Maritime Containers Inc.	Holding Company	Marshall Is.	04/28 – 08/29	—	—

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel was classified as held for sale as at December 31, 2016 and was sold on January 12, 2017 (see Note 7 — Vessels, net).
(***)	The vessel was sold on April 21, 2017 (see Note 7 — Vessels, net).
(****)	The vessel was sold on December 21, 2017 (see Note 7 — Vessels, net).

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (ownership interest as of December 31, 2017 was 33.7%); (ii) Navios Europe I and its subsidiaries (ownership interest as of December 31, 2017 was 5.0%); and (iii) Navios Europe II and its subsidiaries (ownership interest as of December 31, 2017 was 5.0%).

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: As of December 31, 2017 and 2016, restricted cash includes an amount of $386 and $2,228, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by Navios Partners’ credit facilities and an amount of $5,500 held as security in the form of a letter of guarantee relating to the chartering of a vessel. As of December 31, 2017 and 2016, the restricted cash was $5,886 and $7,728, respectively.

(f)	Accounts Receivable, Net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2017 and 2016 was $1,495 and $0, respectively.

(g)	Inventories: Inventories, which are comprised of bunkers due to freight voyages, are valued at cost as determined on the first-in, first-out basis.

(h)	Vessels, Net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated Statements of Operations.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk and container vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $340 per LWT.

Management estimates the useful life of our vessels to be 25 and 30 years from the drybulk and container vessel’s original construction, respectively. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)	Assets Held For Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the vessel (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. As of December 31, 2016, MSC Cristina had been classified as held for sale as the relevant criteria for the classification were met (see Note 7 — Vessels, net). No assets were classified as held for sale as of December 31, 2017.

(j)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2017, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included volatility in the spot market and the related impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, Navios Partners performed step one of the impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, management fees fixed until December 2019 and thereafter assuming an increase of 1.0% every second year and utilization rate of 98.6% based on the fleet’s historical performance.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $30,304 for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption “Vessel impairment losses” in the consolidated Statements of Operations. The assessment performed for 2016 and 2015 did not indicate a step two was necessary for the Company’s other vessels held and used (see Note 7 — Vessels, net).

As of December 31, 2017 and 2016, an impairment loss of $2,373, $17,193 and $10,008, respectively, was also recognized in connection with the committed sale of the Navios Gemini S, the MSC Cristina and the Navios Apollon as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net).

The impairment loss was presented under the caption “Vessel impairment losses” in the consolidated Statements of Operations. Impairment loss recognized amounted to $32,677, $27,201 and $0 for the years ended December 31, 2017, 2016 and 2015, respectively.

(k)	Deferred Drydock and Special Survey Costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months, depending on the vessels’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2017, 2016 and 2015, the amortization expense was $7,172, $6,381 and $4,043, respectively.

(l)	Deferred Financing Cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying credit facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related facility using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs, including amortization of debt discount, for each of the years ended December 31, 2017, 2016 and 2015 were $9,744, $4,003 and $3,727, respectively.

(m)	Investments in Equity Securities: Navios Partners evaluates its investments in Navios Europe I, Navios Europe II and Navios Containers for other-than-temporary impairment on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Europe I, Navios Europe II and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Europe I, Navios Europe II and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value.

(n)	Intangible Assets and Liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the Statements of Operations under the caption “Depreciation and amortization” line item.

The amortizable value of favorable leases would be considered impaired if its carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2017, there was no impairment of intangible assets.

(o)	Foreign Currency Translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statements of Operations. The foreign currency gains/(losses) recognized in the accompanying consolidated Statements of Operations under the caption “Other income” or “Other expense”, for each of the years ended December 31, 2017, 2016 and 2015 were $54, $11, and $19, respectively.

(p)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred as of the balance sheet date and the likelihood of loss was probable and the amount of the loss can be reasonably estimated. If Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range.

Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the P&I clubs.

(q)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or vessel type. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment. For the period from April 28, 2017 to August 29, 2017, the Company had two reportable segments from which it derived its revenues: Navios Partners Operations and Navios Containers Operations. The reportable segments reflect the internal organization of the Company whereby the Chief Operating Decision Maker (“CODM”) reviews the discrete financial information of the Navios Partners’ controlled fleet and the Navios Containers’ controlled fleet.

(r)	Revenue and Expense Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, the Company agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

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

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) or the Baltic Dry Index over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2017, 2016 and 2015 amounted to $1,819, $(9,123) and $(2,559), respectively.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $6,058, $3,949 and $0, for the years ended December 31, 2017, 2016 and 2015, respectively. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Deferred Revenue and Cash Received in Advance: Deferred revenue primarily relates to cash received from charterers prior to it being earned and the compensation received for the future reduction in the daily hire rates payable by HMM. These amounts are recognized as revenue over the voyage or charter period.

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred.

Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydocking and special survey costs of certain vessels of Navios Partners’ fleet.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

Management Fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees, excluding drydocking expenses, will be: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000 and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

General and Administrative Expenses: Pursuant to the Administrative Services Agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2022.

(s)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Financial Risk Management: Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: Navios Partners closely monitors its credit exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners’ various vessel employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable and cash and cash equivalents. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2017, our customers representing 10% or more of total revenues were HMM and Yang Ming which accounted for approximately 26.8% and 12.0%, respectively, of total revenues. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were HMM, Yang Ming and Mediterranean Shipping Co. S.A. which accounted for approximately 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were HMM, Navios Corporation and Yang Ming, which accounted for 24.0%, 17.4% and 11.4%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Navios Partners monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated Statements of Operations.

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

Cash distributions are recorded in the Company’s financial statements in the period in which they are declared. Navios Partners paid $0, $0 and $132,306 to its holders of record of common and general partner units during the years ended December 31, 2017, 2016 and 2015, respectively. On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. The amount of any distributions paid under Navios Partners’ policy and the decision to make any distribution is determined by its board of directors, taking into consideration the terms of its partnership agreement (see also Note 24 – Subsequent Events).

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As of December 31, 2017, 2016 and 2015, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $14,859, $11,899 and $13,811, respectively.

(u)	Stock-based compensation: In December 2017 and 2016, Navios Partners granted restricted common units to its directors and/or officers which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity. The effect of compensation expense arising from the restricted units described above amounted to $1,904 and $93 as of December 31, 2017 and 2016, respectively, and was presented under the caption “General and administrative expenses” in the consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2017 and 2016. As of December 31, 2017, 686,665 restricted common units were vested.

(v)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated Statements of Operations.

(w)	(Loss)/Earnings Per Unit: Basic (losses)/earnings per unit is computed by dividing net (loss)/income attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the periods presented. Diluted earnings per unit reflect the potential dilution that would occur if securities or other contracts to issue common units were exercised or converted. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units.

(x)	Guarantees: An asset for the fair value of a right undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition of the asset, financial statement disclosures of their terms are made.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings agreed to provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7.2 million and $9.2 million, respectively, net of applicable deductions, of which $7.6 million and $9.6 million, respectively, was presented under the caption “Other income”.

(y)	Leases: Vessel leases where Navios Partners is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease.

For charters classified as finance leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

For charters classified as operating leases where Navios Partners is regarded as the lessor, refer to Note 2(r).

For charters classified as operating leases where Navios Partners is regarded as the lessee, the expense is recognized on a straight line basis over the rental periods of such charter agreements.

(z)	Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(aa)	Recent Accounting Pronouncements: In May 2017, FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718)”. This update provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. The amendments in this update affect any entity that changes the terms or conditions of a share-based payment award and are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued and all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this update should be applied prospectively to an award modified on or after the adoption date. The adoption of this new accounting standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In February 2017, FASB issued Accounting Standard Update No. 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued Accounting Standard Update No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidate Financial Statement was from the September 2016 meeting, where the SEC staff expressed its expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In August 2016, FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. This update was adopted as from January 1, 2018 and applied on a retrospective basis. The Company has assessed each of the eight specific presentation issues and determined that the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liability) on the balance sheet for both types of leases – capital (or finance) leases and operating leases – with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In January 2018, the FASB issued a proposed amendment to ASU 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. If the proposed amendment to ASU 842 is adopted, the Company would elect the transition method for adoption as described above.

The Company has not completed its analysis of this ASU. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its financial statements since the Company is primarily a lessor and the changes are fairly minor. If the proposed practical expedient mentioned above is adopted and elected, goods and services embedded in the charter contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance. The components of the charter hire that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases and may identify additional impacts this guidance will have on its consolidated financial statements and disclosures. The Company currently does not have any other miscellaneous leases that are greater than 12 months and the Company is the lessee that would be impacted by the adoption of this standard.

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

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein.

The Company will adopt the standard as of January 1, 2018 and will utilize the modified retrospective approach and is expecting that the adoption will not have a material effect on its financial statements. The Company has chartered certain of its vessels since inception in time charter agreements and in this respect revenue is accounted under ASC 840 Leases. The Company also operates certain of its vessels under voyage contracts, contracts for which currently revenue is recognized ratably from when a vessel becomes available for loading to the completion of the discharge of the current cargo, provided an agreed non-cancelable charter between the Company and the charterer is in existence. Upon adoption, the Company will recognize revenue ratably from the vessel’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The estimated impact of the adoption of this standard is expected to be a minimal change in operating revenues and expenses and net income/ (loss).

NOTE 3: ACQUISITION/DECONSOLIDATION

On June 7, 2017, after its special meeting of stockholders, Navios Containers announced the approval of the acquisition of five 4,250 TEU container vessels from Navios Partners and the charter-out contracts for an aggregate purchase price of $64,000. Out of the total purchase price an amount of $40,000 was paid from the proceeds of the private placement on June 8, 2017 and the $24,000 balance as a seller’s credit by Navios Partners for a period of up to 90 days from the purchase date at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, Navios Containers paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement.

On August 29, 2017, Navios Containers closed its private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. Immediately after the Navios Containers’ private placement, Navios Partners’ ownership of the outstanding voting stocks of Navios Containers decreased to 39.9% and Navios Partners no longer controls a majority of the voting power of Navios Containers. From that date onwards, Navios Containers has been considered as an affiliate entity of Navios Partners and not as a controlled subsidiary of the Company and the investment in Navios Containers has been accounted for under the equity method due to the Company’s significant influence over Navios Containers.

On August 29, 2017, based on the equity method, the Company recorded an investment in Navios Containers of $40,000, which represents the fair value of the common stocks that were held by Navios Partners on such date. The remeasurement of the retained investment in Navios Containers was determined by reference to the share price of Navios Containers in the Norwegian Over-The-Counter Market and had no impact in Company’s income statement.

On August 29, 2017, the Company calculated a gain on change in control of $4,068 which is equal to the fair value of the Company’s investment in Navios Containers of $30,000 (including the cash paid for retaining a 39.9%) less the Company’s 59.7% interest in Navios Containers’ net assets of approximately $43,494 on August 29, 2017.

As of December 31, 2017, Navios Partners held 9,818,182 common shares and received 33.7% of the equity, and Navios Holdings held 1,000,000 common shares and received 3.4% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2017	December 31, 2016
Cash on hand and at banks	$24,047	$17,360

Total cash and cash equivalents	$24,047	$17,360

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

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

Restricted cash, at each of December 31, 2017 and December 31, 2016, included $386 and $2,228, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners’ credit facilities. Also, as of December 31, 2017 and December 31, 2016, an amount of $5,500 was held as security in the form of a letter of guarantee, relating to the chartering of a vessel.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2017	December 31, 2016
Accounts receivable	$15,616	$10,022
Less: Provision for doubtful accounts	(1,495)	—

Accounts receivable, net	$14,121	$10,022

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2017	$—	$(1,495)	$—	$(1,495)
Year ended December 31, 2016	$—	$—	$—	$—
Year ended December 31, 2015	$(49)	$—	$49	$—

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2017, two customers accounted for 26.8% and 12.0%, respectively, of the Company’s revenue. For the year ended December 31, 2016, three customers accounted for 29.6%, 13.0% and 11.6%, respectively, of the Company’s revenue and for the year ended December 31, 2015, three customers accounted for 24.0%, 17.4% and 11.4% of the Company’s revenue. Both customers for the fiscal year 2017 were the same with the prior years.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	December 31, 2017	December 31, 2016
Prepaid voyage costs	$14	$27
Inventory	220	220
Other	671	1,353

Total prepaid expenses and other current assets	$905	$1,600

Inventories, which are comprised of bunkers due to freight voyages, are valued at cost as determined on the first-in, first-out basis. As of December 31, 2016, the amount of $1,353 represents the advances for working capital purposes for certain charter contracts.

NOTE 7 – VESSELS, NET

Navios Partners

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$1,506,188	$(276,139)	$1,230,049
Additions	15,341	(55,983)	(40,642)
Vessel impairment losses	(42,231)	15,030	(27,201)
Transfer to vessel held for sale	(125,000)	—	(125,000)

Balance December 31, 2016	$1,354,298	$(317,092)	$1,037,206
Additions	158,241	(56,210)	102,031
Disposals	(26,233)	18,688	(7,545)
Vessel impairment losses	(66,228)	33,551	(32,677)

Balance December 31, 2017	$1,420,078	$(321,063)	$1,099,015

Acquisition of Vessels

2017

On September 20, 2017, Navios Partners acquired from an unrelated third party the Navios Symphony, a 2010-built Capesize vessel of 178,132 dwt, for an acquisition cost of approximately $27,961.

On August 21, 2017, Navios Partners acquired from an unrelated third party the Navios Aster, a 2010 Hyundai-built Capesize vessel of 179,314 dwt, for an acquisition cost of approximately $28,855.

On August 11, 2017, Navios Partners acquired from a related third party the Navios Christine B, a 2009 Tsuneishi Zhoushan-built Ultra-Handymax vessel of 58,058 dwt, for an acquisition cost of approximately $14,030.

On July 17, 2017, Navios Partners acquired from an unrelated third party the Navios Sol, a 2009 Japanese-built Capesize vessel of 180,274 dwt, for an acquisition cost of approximately $28,607.

On July 10, 2017, Navios Partners acquired from an unrelated third party the Navios Libertas, a 2007 South Korean-built Panamax vessel of 75,511 dwt, for an acquisition cost of approximately $13,737.

On June 9, 2017, Navios Partners acquired from an unrelated third party the Navios Ace, a 2011 South Korean-built Capesize vessel of 179,016 dwt, for an acquisition cost of approximately $31,364.

On June 7, 2017, Navios Partners acquired from an unrelated third party the Navios Prosperity I, a 2007 South Korean-built Panamax vessel of 75,527 dwt, for an acquisition cost of approximately $13,687.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

2016

On December 30, 2016, Navios Partners acquired from an unrelated third party the Navios Beaufiks, a 2004-Japanese-built Capesize vessel of 180,310 dwt, for an acquisition cost of approximately $15,341.

2015

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for an acquisition cost of $147,840.

Sales of Vessels

2017

On December 21, 2017, Navios Partners sold the Navios Gemini S to an unrelated third party for a net sale price of $4,078. The aggregate net carrying amount of the vessel including the remaining carrying balance of dry dock and special survey costs of $502 amounted to $6,451 as at the date of sale.

On April 21, 2017, Navios Partners sold the Navios Apollon to an unrelated third party for a net sale price of $4,750. The aggregate net carrying amount of the vessel including the remaining carrying balance of dry dock and special survey costs of $782 amounted to $14,758 as at the date of sale.

On January 12, 2017, Navios Partners sold the MSC Cristina to an unrelated third party for a net sale price of $125,000. The aggregate net carrying amount of the vessel amounted to $142,193 as at the date of sale. The loss on sale of the vessel was $1,260 (see Note 23 — Other expense).

Navios Containers

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance June 8, 2017	$32,350	$—	$32,350
Additions	61,503	(114)	61,389
Navios Containers’ deconsolidation	(93,853)	114	(93,739)

Balance August 29, 2017	$—	$—	$—

On May 25, 2017, Navios Partners purchased five container vessels, including working capital items, and the charter out contracts from Rickmers Trust for a purchase price of $59,000 in cash plus transaction costs of $1,696. The vessel acquisitions were treated as asset acquisitions and recorded at fair value. The fair value of the vessels was $32,358 and the time charters of $27,457. Navios Containers used the proceeds of the private placement on June 8, 2017 to acquire from Navios Partners the five container vessels and the charter out contracts for a purchase price of $64,000. The payment terms included a $24,000 seller’s credit by Navios Partners for a period of up to 90 days from the purchase date at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, Navios Containers paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement. As of December 31, 2017, the amount due and the interest payable to Navios Partners related to this agreement was $0.

Vessel impairment losses

During year ended December 31, 2017, Navios Partners recorded an impairment loss of $30,304 for one of its vessels.

On November 27, 2017, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Gemini S for a net sale price of $4,078. As of December 31, 2017, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $2,373 was recognized under the caption “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2017. The vessel was sold on December 21, 2017.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On January 9, 2017, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Apollon for a net sale price of $4,750. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore did not qualify as an asset held for sale as of December 31, 2016. As of December 31, 2016, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $10,008 was recognized under the caption “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2016. The vessel was sold on April 21, 2017.

During June 2016, Navios Partners entered into a Memorandum of Agreement with an unrelated third party, for the disposal of the MSC Cristina. The vessel was subject to an existing time charter and management had committed to a plan to sell the vessel to the current charterer prior to June 2017.

As of December 31, 2016, the vessel had been classified as held for sale as the relevant criteria for the classification were met and, therefore, it was presented in the consolidated balance sheets at its fair value less cost to sell totaling $125,000. An impairment loss of $17,193 for the vessel held for sale was presented under the caption “Vessel impairment losses” in the consolidated Statements of Operations as of June 30, 2016. The vessel was sold on January 12, 2017 and proceeds from the sale of the vessel were used to fully repay the outstanding amount of the April 2015 Credit Facility and the June 2016 Credit Facility (see Note 11 — Borrowings). The loss on sale of the vessel was $1,260 (see Note 23 — Other expense).

NOTE 8 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2017 and December 31, 2016 consisted of the following:

Navios Partners

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2015	$127,788	$(72,449)	$55,339
Additions	—	(15,861)	(15,861)
Accelerated amortization	(44,072)	23,546	(20,526)

Favorable lease terms December 31, 2016	$83,716	$(64,764)	$18,952
Additions	—	(10,872)	(10,872)

Favorable lease terms December 31, 2017	$83,716	$(75,636)	$8,080

Amortization expense of favorable lease terms for the years ended December 31, 2017, 2016 and 2015 is presented in the following table:

	Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Favorable lease terms	$(10,872)	$(15,861)	$(18,716)
Acceleration of favorable lease terms	—	(20,526)	—

Total	$(10,872)	$(36,387)	$(18,716)

The aggregate amortization of the intangibles for the 12-month period ended December 31 is estimated to be as follows:

Year	Amount
2018	$3,748
2019	1,166
2020	1,166
2021	1,166
2022 and thereafter	834

$8,080

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

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives were 10.0 years for favorable lease terms charter out, at inception.

Navios Containers

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms June 8, 2017	$26,662	$—	$26,662
Additions	—	(5,564)	(5,564)
Navios Containers’ deconsolidation	(26,662)	5,564	(21,098)

Favorable lease terms August 29, 2017	$—	$—	$—

On May 25, 2017, Navios Partners purchased five container vessels and the charter out contracts from Rickmers Trust (see Note 7 — Vessels, net). Favorable lease terms recognized through this transaction amounted to $27,457 and were related to the acquisition of the rights on the time charter-out contracts of the vessels.

NOTE 9 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Creditors	$1,099	$766
Brokers	1,936	1,796
Insurances	3	35
Professional and legal fees	680	679

Total accounts payable	$3,718	$3,276

NOTE 10 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Accrued voyage expenses	$1,805	$1,526
Accrued loan interest	1,981	700
Accrued legal and professional fees	889	769
Accrued bonus	4,125	1,450

Total accrued expenses	$8,800	$4,445

In December 2016, the Compensation Committee of Navios Partners authorized and approved an aggregate cash payment of $3,300 subject to fulfillment of certain service conditions that were provided and completed during 2016 and 2017. In December 2017, the Compensation Committee of Navios Partners authorized and approved a cash payment of $1,825 for which all service conditions had been met as of December 31, 2017. Also, the Compensation Committee of Navios Partners authorized and approved an additional $1,825 cash payment to the directors and/or officers of the Company subject to fulfillment of certain conditions in 2018. As of

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

December 31, 2017 and 2016, an accrued amount of $4,125 and $1,450 is included in accrued bonus and an amount of $800 and $200 was paid during 2017 and 2016, respectively. The total amount of $3,475 and $1,650 was recorded in general and administrative expenses in consolidated Statements of Operations for the years ended December 31, 2017 and 2016, respectively.

NOTE 11 – BORROWINGS

Due to the deconsolidation of Navios Containers on August 29, 2017, the indebtedness of Navios Containers has not been presented in the table below. Upon deconsolidation on August 29, 2017, the outstanding balance of Navios Containers’ credit facilities was $60,247.

Borrowings as of December 31, 2017 and December 31, 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Term Loan B facility	$441,471	$386,292
Credit facilities	69,161	141,805

Total borrowings	$510,632	$528,097
Less: Long-term unamortized discount	(10,824)	(1,471)
Less: Current portion of long-term debt, net	(26,586)	(74,031)
Less: Deferred finance costs, net	(6,345)	(2,850)

Long-term debt, net	$466,877	$449,745

As of December 31, 2017, the total borrowings, net under the Navios Partners’ credit facilities, were $493,463.

Navios Partners

Term Loan B Credit Facility: In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B Credit Facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of an $189,500 add-on to its existing Term Loan B Credit Facility.

On March 14, 2017, Navios Partners completed the issuance of a new $405,000 Term Loan B Credit Facility. The new Term Loan B Credit Facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 14, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Credit Facility to: (i) refinance the existing Term Loan B; and (ii) pay fees and expenses related to the Term Loan B. Following the refinancing of the Term Loan B Credit Facility, an amount of $1,880 and $1,275, was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53,000 add-on to its existing Term Loan B Credit Facility. The add-on to the Term Loan B Credit Facility bore the same terms as the Term Loan B Credit Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Credit Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

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

As of December 31, 2017, the outstanding balance of the Term Loan B Credit Facility was $430,647, net of discount of $10,824, and is repayable in 10 quarterly installments of $5,733 with a final payment of $384,138 on the last repayment date. The final maturity date is September 14, 2020.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

ABN AMRO Credit Facility: On June 23, 2016, Navios Partners entered into a new credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30,000 to be used for the general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of December 31, 2017, there was no outstanding amount under this facility.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32,000 (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17,000 was drawn. The first tranche is repayable in 14 equal consecutive quarterly installments of $386 each, with a final balloon payment of $10,824 to be repaid on the last repayment date. On July 18, 2017, the second tranche of BNP Credit Facility of $15,000 was drawn. The second tranche is repayable in 15 equal consecutive installments of $417 each, with a final balloon payment of $8,328 to be repaid on the last repayment date. The first and second tranches of the facility mature in the second and third quarter of 2021, respectively and bear interest at LIBOR plus 300 bps per annum. As of December 31, 2017, the outstanding balance of the BNP Credit Facility was $30,811.

Commerzbank/DVB Credit Facility: On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16,235 of the Commerzbank/DVB Credit Facility (the “July 2012 Credit Facility”). On November 10, 2016, Navios Partners prepaid $28,052 in cash for the settlement of a nominal amount of $30,192 of the July 2012 Credit Facility achieving a $2,140 gain on debt repayment. The prepayments of 2016 of this facility were accounted for as debt modification in accordance with ASC470 Debt. Following these prepayments, an amount of $161 was written-off from the deferred finance fees.

On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. of up to $39,000 (divided into four tranches) in order to refinance the existing July 2012 Credit Facility and an additional amount of $7,000 to partially finance the acquisition of the Navios Prosperity I. The facility matures in the third and second quarter of 2020, respectively, and bears interest at LIBOR plus 310 bps per annum. The amounts of $7,000 and $32,000 were drawn on June 30, 2017 and November 3, 2017, respectively. The three of the four tranches (total $32,000) are repayable in 12 quarterly installments of between approximately $1,143 and $1,500 each, with a final balloon payment of $16,500 to be repaid on the last repayment date. The fourth tranche is repayable in three equal consecutive quarterly installments of $325 each and seven equal consecutive installments of $250, with a final balloon of $3,625 to be repaid on the last repayment date. As of December 31, 2017, the outstanding balance of the DVB Credit Facility was $38,350.

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83,000 was cancelled. The final maturity date was April 20, 2022. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $516 was written-off from the deferred finance fees. As of December 31, 2017, there was no outstanding amount under this facility.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60,000 (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility bore interest at LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew $21,000 from the Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this prepayment, an amount of $600 was written off from the deferred finance fees. As of December 31, 2017, there was no outstanding amount under this facility.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The Credit Facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The Credit Facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $650 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135,000.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of the facility.

As of December 31, 2017, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2018	$33,370
2019	32,074
2020	424,013
2021	21,175
2022	—
2023 and thereafter	—

Total	$510,632

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

Term Loan B Credit Facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance fees.

Due to related parties, long-term: The carrying amount of due to related parties, long-term reported in the balance sheet approximates its fair value due to the long-term nature of these payables.

Due from related parties, long-term: The carrying amount of due from related parties long-term reported in the balance sheet approximates its fair value due to the long-term nature of these receivables.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$24,047	$24,047	$17,360	$17,360
Restricted cash	$5,886	$5,886	$7,728	$7,728
Loans receivable from affiliates	$11,706	$11,706	$2,422	$2,422
Amounts due to related parties, long-term	$—	$—	$11,105	$11,105
Amounts due from related parties, long-term	$34,891	$34,891	$—	$—
Amounts due from related parties, short-term	$10,545	$10,545	$19,639	$19,639
Term Loan B facility, net	$(425,144)	$(441,471)	$(382,653)	$(360,700)
Other long-term debt, net	$(68,319)	$(69,161)	$(141,124)	$(141,805)
Notes receivable	$15,897	$15,897	$6,112	$6,112
Note receivable from affiliates	$4,253	$4,253	$—	$—

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2017 and December 31, 2016.

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$24,047	$24,047	$—	$—
Restricted cash	$5,886	$5,886	$—	$—
Loans receivable from affiliates	$11,706	$—	$11,706	$—
Term Loan B facility, net(1)	$(441,471)	$—	$(441,471)	$—
Other long-term debt, net(1)	$(69,161)	$—	$(69,161)	$—
Notes receivable(2)	$15,897	$—	$15,897	$—
Amounts due from related parties, long-term	$34,891	$34,891	$—	$—
Amounts due from related parties, short-term	$10,545	$10,545	$—	$—
Note receivable from affiliates	$4,253	$—	$4,253	$—

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Cash and cash equivalents	$17,360	$17,360	$—	$—
Restricted cash	$7,728	$7,728	$—	$—
Loans receivable from affiliates	$2,422	$—	$2,422	$—
Amounts due to related parties, long-term	$11,105	$11,105	$—	$—
Term Loan B facility, net(1)	$(360,700)	$—	$(360,700)	$—
Other long-term debt, net(1)	$(141,805)	$—	$(141,805)	$—
Notes receivable(2)	$6,112	$—	$6,112	$—

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Vessels, net (for Navios Gemini S)	$4,078	$—	$4,078	$—

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Vessels, net (for Navios Apollon)	$4,750	$—	$4,750	$—
Vessel held for sale (for MSC Cristina)	$125,000	$—	$125,000	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.
(2)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 13 – ISSUANCE OF UNITS

Navios Partners

In December 2017, Navios Partners authorized the granting of 1,370,044 restricted common units, which were issued on January 11, 2018, to its directors and/or officers, which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 27,960 general partnership units to its general partner for net proceeds of $64. As of December 31, 2017, the effect of compensation expense arising from the restricted units described above amounted to $72 and was presented under the caption “General and administrative expenses” in the consolidated Statements of Operations.

On September 1, 2017 and as part of the acquisition agreement entered into between the Company and Rickmers Trust, Navios Partners authorized and issued 361,444 restricted common units and 7,376 general partnership units to its general partner for net proceeds of $600 and $12, respectively. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. On September 25, 2017, the fair value of the restricted units described above amounted to $600 and Navios Partners was compensated by Navios Containers in full amount. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2017. Restricted common units outstanding amounted to 361,444 units as of December 31, 2017.

On March 20, 2017, Navios Partners completed its public offering of 47,795,000 common units at $2.10 per unit and raised gross proceeds of approximately $100,369. The net proceeds of this offering, including the underwriting discount and the offering costs of $4,383 in total, were approximately $95,986. Pursuant to this offering, Navios Partners issued 975,408 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $2,049.

On March 17, 2017, Navios Holdings transferred to Navios Partners it rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) for a total amount of $33,473 for a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners, with fair value net of costs at date of issuance of $28,862 (see Note 18 — Transactions with related parties and affiliates). Pursuant to this transaction, Navios Partners issued 266,876 general partnership units to its general partner for net cash proceeds of $468.

In December 2016, Navios Partners authorized the granting of 2,040,000 restricted common units, which were issued on January 31, 2017, to its directors and/or officers which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 41,633 general partnership units to its general partner for net proceeds of $63. The effect of compensation expense arising from the restricted units described above amounted to $1,832 and $93 as of December 31, 2017 and 2016, respectively, and was presented under the caption “General and administrative expenses” in the consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2017. As of December 31, 2017, 686,665 restricted common units were vested.

As of December 31, 2017, the estimated compensation cost relating to service conditions of non-vested restricted common units not yet recognized was $4,222.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, which was further amended on June 2, 2017, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25,000. As of December 31, 2017 and 2016, Navios Partners issued 1,200,442 and 244,201 common units and received net proceeds of $2,221 and $440, respectively. Pursuant to the issuance of the common units, Navios Partners issued 24,498 general partnership units to its general partner in order to maintain its 2.0% general partner interest. As of December 31, 2017 and 2016, the net proceeds from the issuance of the general partnership units were $46 and $10, respectively.

Navios Holdings currently owns a 20.2% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

Navios Containers

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 59.7% of the equity, and Navios Holdings invested $5,000 and received 9.9% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for 50,000 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2017, Navios Partners held 9,818,182 common shares and received 33.7% of the equity, and Navios Holdings held 1,000,000 common shares and received 3.4% of the equity of Navios Containers.

NOTE 14 – SEGMENT INFORMATION

For the period from April 28, 2017 to August 29, 2017, the Company had two reportable segments from which it derived its revenues: Navios Partners Operations and Navios Containers Operations. The reportable segments reflect the internal organization of the Company whereby the Chief Operating Decision Maker (“CODM”) reviews the discrete financial information of the Navios Partners’ controlled fleet and the Navios Containers’ controlled fleet.

The Company measures segment performance based on net income/(loss) attributable to Navios Partners common unitholders. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Navios Partners Operations		Navios Containers Operations			Total
	Twelve Month	Twelve Month	For the Period	Twelve Month		Twelve Month	Twelve Month
	Period Ended	Period Ended	from April 28,	Period Ended		Period Ended	Period Ended
	December 31,	December 31,	to August 29,	December 31,		December 31,	December 31,
	2017	2016	2017	2016	Eliminations	2017	2016
Revenue	$199,297	$190,524	$12,355	$—	—	$211,652	$190,524
Management fees	(62,595)	(59,209)	(4,715)	—	—	(67,310)	(59,209)
Interest expense and finance cost, net	(37,647)	(31,247)	(767)	—	189	(38,225)	(31,247)
Depreciation and amortization	(67,885)	(92,370)	(4,875)	—	—	(72,760)	(92,370)
Net income/ (loss)	(15,089)	(52,549)	593	—	(355)	(14,851)	(52,549)
Total assets	1,305,302	1,268,580	—	—	—	1,305,302	1,268,580
Capital expenditures	(217,019)	(15,341)	(59,885)	—	—	(276,904)	(15,341)
Investment in affiliates	52,122	1,257	—	—	—	52,122	1,257
Cash and cash equivalents	24,047	17,360	—	—	—	24,047	17,360
Restricted cash	5,886	7,728	—		—	5,886	7,728
Long-term debt (including current and non-current portion), net	493,463	523,776	—	—	—	493,463	523,776

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

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Asia	$125,618	$112,019	$133,542
Europe	47,308	54,006	70,121
North America	20,307	13,364	10,557
Australia	18,419	11,135	9,456

Total	$211,652	$190,524	$223,676

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

In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Panamax vessel of approximately 81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered within the second half of 2019. During the year ended December 31, 2017, the Company paid a deposit of $2,770, presented under the caption “Other long-term assets”. As of December 31, 2017, the Company is contingently liable to pay an additional deposit of $2,770 during the fourth quarter of 2018.

The future minimum commitments for the 12-month periods ended December 31, of Navios Partners under its charter-in contract and for vessel delivery are as follows:

Amount
2018	$2,770
2019	547
2020	2,178
2021	2,172
2022 and thereafter	15,920

$23,587

NOTE 17 – LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off-hires days) as of December 31, 2017, is as follows:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amount
2018	$103,971
2019	55,544
2020	65,862
2021	65,682
2022 and thereafter	306,965

$598,024

NOTE 18 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60,000. The Navios Holdings Credit Facility had a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2017 and December 31, 2016, there were no outstanding amounts under this facility (see Note 11 — Borrowings).

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, will be: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000 and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022.

Navios Containers

Management fees: Pursuant to a management agreement dated June 7, 2017, the Manager provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for successive one year periods thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by the Manager is $6.1 daily rate for 4,250 TEU and 3,450 TEU container vessels, payable on the last day of each month. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost.

General & administrative expenses: Pursuant to the Administrative Services Agreement dated June 7, 2017, the Manager also provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for successive one year periods thereafter unless a notice for termination is received by either party.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Total management fees for the years ended December 31, 2017, 2016 and 2015 (including Navios Containers management fees as of August 29, 2017) amounted to $67,310, $59,209 and $56,504, respectively.

Total general and administrative expenses charged by Navios Holdings for the years ended December 31, 2017, 2016 and 2015 (including Navios Containers administrative fees as of August 29, 2017) amounted to $8,877, $7,751 and $6,205, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of December 31, 2017 and December 31, 2016 amounted to $43,146 and $19,040, respectively, of which current receivable was $8,255 and the long-term receivable was $34,891. The balance mainly consisted of management fees, drydocking expenses prepaid to Navios Holdings in accordance with the Management service agreement and the Navios Holdings Guarantee of up to $20,000.

Balance due to related parties: Balance due to related parties as of December 31, 2017 and December 31, 2016, was $0 and $11,105, respectively, which related to the non-current amount payable to Navios Holdings and its subsidiaries for drydock and special survey expenses.

Vessel Chartering: In 2012 and 2013, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Apollon, the Navios Libra, the Navios Felicity and the Navios Hope. In April 2015, these charters were further extended for approximately one year at a net daily rate of $12.5, $12.0, $12.0 and $10.0, respectively, plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In 2015, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Gemini, the Navios Hyperion, the Navios Soleil, the Navios Harmony, the Navios Orbiter, the Navios Fantastiks, the Navios Alegria, the Navios Pollux and the Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively, plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In November 2016, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter is approximately three months that commenced in November 2016, at a net daily rate of $11.5. The vessel was redelivered as of February 2017.

Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the years ended December 31, 2017, 2016 and 2015 amounted to $654, $1,939 and $38,809, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests.

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”) (see Note 20 — Investment in Affiliates). The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of December 31, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $1,205 (December 31, 2016: $750), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $489 (December 31, 2016: $310) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $334 (December 31, 2016: $235) under the caption “Loans receivable from affiliates”. As of December 31, 2017, there was no amount undrawn under the Navios Revolving Loans I.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 20 — Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $9,772 (December 31, 2016: $1,221), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $1,801 (December 31, 2016: $288) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $395 (December 31, 2016: $216) under the caption “Loans receivable from affiliates”. As of December 31, 2017, the amount undrawn under the Navios Revolving Loans II was $15,003, of which Navios Partners may be required to fund an amount ranging from $0 to $15,003.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33,473, which included a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling to $29,423 based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see Note 13 — Issuance of Units). The receivable relating to the consideration settled with the issuance of 13,076,923 Navios Partners’ common units in the amount of $29,423 has been classified contra equity within the consolidated Statements of Changes in Partners’ Capital as “Note receivable”. The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50,937. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4,050. As of December 31, 2017, the long-term note receivable from Navios Holdings amounted to $4,253 (including the non-cash interest income of $203) and was included within “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

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

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the years ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $7,242 and $9,153, respectively, net of applicable deductions, of which $7,623 and $9,635 was presented under the caption “Other income”.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2017, Navios Holdings held an 18.8% common unit interest in Navios Partners, represented by 28,421,233 common units and it also held a general partner interest of 2.0%.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream, pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

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

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $5,931. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of the each time charter. As of December 31, 2017 and December 31, 2016, the outstanding balance of the notes receivable including accrued interest and discount unwinding, amounted to $6,522 and $6,112, respectively. For the years ended December 31, 2017 and 2016, the Company recorded an amount of $12,102 and $5,537, respectively, of deferred revenue amortization in the consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

As of December 31, 2017, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $12,102 and $16,468, respectively.

During August 2016, the Company sold all the shares for net proceeds on sale of $20,842 resulting in a loss on sale of $19,435, which was presented under the caption “Loss on sale of securities” in the consolidated Statements of Operations for the year ended December 31, 2016 and the proceeds were classified as investing activities in the consolidated Statements of Cash Flows for the year ended December 31, 2016. The Company recognized non-cash interest income and discount unwinding totaling to $410 and $180, for these instruments under the caption “Interest income” in the consolidated Statements of Operations for the years ended December 31, 2017 and 2016, respectively.

On January 12, 2017, the Company sold the vessel the MSC Cristina (see Note 7 — Vessels, net) for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of December 31, 2017, the outstanding balances of the current and non-current note receivable amounted to $4,687 and $9,375, respectively. For the year ended December 31, 2017, the Company recorded an amount of $961, including accrued interest income of $115 under the caption “Interest income” in the consolidated Statements of Operations.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 20 – INVESTMENT IN AFFILIATES

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

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

As of December 31, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $1,705 and $1,390, respectively, excluding accrued interest which represents the Company’s carrying value of the investment of $500 (December 31, 2016: $640) plus the Company’s balance of the Navios Revolving Loans I of $1,205 (December 31, 2016: $750), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

As of December 31, 2017, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $1,205. Investment loss of $(140) was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the year ended December 31, 2017. Investment income of $74 was recognized in the Statements of Operations under the caption of “Other income” for the year ended December 31, 2016.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000.

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

As of December 31, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $10,472 and $1,837, excluding accrued interest, which represents the Company’s carrying value of the investment of $700 (December 31, 2016: $616) plus the Company’s balance of the Navios Revolving Loans II of $9,772 (December 31, 2016: $1,221), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

As of December 31, 2017, the Navios Partners’ portion of the Navios Revolving Loan II outstanding was $9,772. Investment income of $84 was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the year ended December 31, 2017. Investment loss of $(133) was recognized in the Statements of Operations under the caption of “Other income” for the year ended December 31, 2016.

Navios Containers: On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

issued 10,000,000 shares for $50,000 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity.

As of December 31, 2017, Navios Partners held 9,818,182 common shares and received 33.7% of the equity, and Navios Holdings held 1,000,000 common shares and received 3.4% of the equity of Navios Containers. As of December 31, 2017 and 2016, the carrying value of the investment in Navios Containers was $50,922 and $0, respectively. As of December 31, 2017, the market value of the investment in Navios Containers was $57,566. Investment income of $922 was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the year ended December 31, 2017.

NOTE 21 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners will pay a quarterly distribution on the common units in any quarter. On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015 (see also Note 24 – Subsequent Events). The amount of any distributions paid under Navios Partners’ policy and the decision to make any distribution is determined by its board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

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

On January 26, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2014 of $0.4425 per unit. The distribution was paid on February 13, 2015 to all holders of record of common and general partner units on February 11, 2015, which included the unitholders participating in the February 2015 offering (See Note 13 — Issuance of units). The aggregate amount of the declared distribution was $38,097.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic (losses)/earnings per unit is determined by dividing net (loss)/income attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the years ended December 31, 2017, 2016 and 2015.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net (loss)/income	$(15,090)	$(52,549)	$41,805
Earnings attributable to:
Common unitholders	(14,788)	(51,498)	39,825
Weighted average units outstanding (basic and diluted)
Common unitholders	132,610,330	83,107,066	82,437,128
Earnings per unit (basic and diluted):
Common unitholders	$(0.11)	$(0.62)	$0.48
Earnings per unit — distributed (basic and diluted):
Common unitholders	$—	$—	$1.11
Loss per unit — undistributed (basic and diluted):
Common unitholders	$(0.11)	$(0.62)	$(0.63)

Potential common units of 1,353,335 and 0 relating to unvested restricted common units for the years ended December 31, 2017 and 2016 have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 22 – OTHER INCOME

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the years ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $7,242 and $9,153, respectively, net of applicable deductions, of which $7,623 and $9,635, was presented under the caption “Other income”.

On November 10, 2016, Navios Partners repaid $28,052 in cash for the settlement of a nominal amount of $30,192 of the July 2012 Credit Facility achieving a $2,140 gain on debt repayment.

NOTE 23 – OTHER EXPENSE

As of December 31, 2017, the amount of $1,495 relating to an allowance for doubtful accounts from Hanjin prior to its bankruptcy, was presented under the caption “Other expense” of the consolidated Statements of Operations.

On January 12, 2017, Navios Partners sold the vessel the MSC Cristina, which was classified as held for sale as of December 31, 2016, to an unrelated third party. The carrying value of the vessel was $125,000 and sale proceeds less costs to sell totaled $123,740. As of December 31, 2017, a loss of $1,260 was recognized under the caption “Other expense” in the consolidated Statements of Operations.

NOTE 24 – SUBSEQUENT EVENTS

In March 2018, the Company’s board of directors announced a new distribution policy under which it intends to declare quarterly cash distribution in the amount of $0.02 per unit, or $0.08 annually. The Company announced the first quarterly distribution of $0.02 per unit for the first quarter of 2018, which will be payable on May 14, 2018 to all unitholders of record on May 10, 2018.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In March 2018, Navios Partners agreed to acquire from an unrelated third party, a 2005-built Panamax vessel of approximately 87,000 dwt, for a purchase price of $12,975. The vessel is expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018.

On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda Banken AB and NIBC Bank N.V. (the “March 2018 Credit Facility”) of up to $14,300 (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the two Panamax vessels. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30,000. The net proceeds will be used for general corporate purposes, including vessel acquisitions. Navios Partners invested $14,460 and received 2,629,095 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. Following this transaction, Navios Partners owns approximately 36.0% of Navios Containers’ equity.

On February 21, 2018, Navios Partners completed a registered direct offering of 18,422,000 common units at $1.90 per unit and raised gross proceeds of approximately $35,002, of which approximately $5,000 was purchased by Navios Holdings. The net proceeds of this offering, including the placement agent fee and the estimated offering costs of $1,720 in total, were approximately $33,282. Pursuant to this offering, Navios Partners issued 375,959 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $714.

In January 2018, Navios Partners agreed to acquire from an unrelated third party, two 2006-built Panamax vessels of approximately 74,500 dwt each, for a purchase price of $22,000. The vessels are expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018. One of the vessels is chartered out for $9,375 net per day until May/November 2018 and the other vessel is chartered out for $9,844 net per day until March/August 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: April 4, 2018