Form 20-F
period 2018-12-31
Navios Maritime Partners L.P.
filed 2019-04-09
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 169,054,258 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

•	estimated future maintenance and replacement capital expenditures;

•	future sales of our common units in the public market;

•	a lack of sufficient cash to pay the quarterly distribution on our common units;

•	the cyclical nature of the international dry cargo and container shipping industry;

•	fluctuations in charter rates for dry cargo carriers and containerships;

•	the high numbers of newbuildings currently under construction in the dry cargo industry;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, terrorism and piracy;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2018 and 2017 and operating results for the years ended December 31, 2018, 2017, and 2016, were derived from our audited consolidated financial statements of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, “we” or “us”) which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and December 31, 2014 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2018	2017	2016		2015		2014
	(Expressed in thousands of U.S. dollars-except unit and per unit data)
Statement of Income Data
Time charter and voyage revenues	$231,361	$211,652	$190,524		$223,676		$227,356
Time charter and voyage expenses	(10,024)	(4,158)	(5,673)		(7,199)		(15,390)
Direct vessel expenses	(6,180)	(7,172)	(6,381)		(4,043)		(761)
Management fees	(68,871)	(67,310)	(59,209)		(56,504)		(50,359)
General and administrative expenses	(18,458)	(17,163)	(12,351)		(7,931)		(7,839)
Depreciation and amortization	(58,334)	(72,760)	(92,370)		(75,933)		(95,822)
Vessel impairment losses	(44,344)	(32,677)	(27,201)		—		—
Loss on sale of securities	—	—	(19,435)		—		—
Interest expense and finance cost, net	(42,766)	(38,225)	(31,247)		(31,720)		(28,761)
Interest income	4,408	3,277	541		222		243
Gain on change in control	—	4,068	—		—		—
Other income	1,554	9,884	14,523		5,232		47,935
Other expense	(5,384)	(5,133)	(4,270)		(3,995)		(1,749)
Equity in net earnings of affiliated companies	3,957	866	—		—		—

Net (loss)/ income	$(13,081)	$(14,851)	$(52,549)		$41,805		$74,853

Balance Sheet Data (at period end)
Current assets, including cash	$111,112	$60,306	$56,349		$39,835		$115,197
Vessels, net	1,043,250	1,099,015	1,037,206		1,230,049		1,139,426
Total assets	1,314,133	1,305,302	1,268,580		1,350,291		1,338,709 (2)
Total long-term financial liability, including current portion, net	23,820	—	—		—		—
Total long-term debt, including current portion, net	483,665	493,463	523,776		598,078		575,974 (2)
Total partners’ capital	776,753	767,710	680,209		732,215		749,098
Units issued and outstanding
Common unitholders	169,054,258	147,797,720	83,323,911		83,079,710		77,359,163
Weighted average units outstanding (basic and diluted)
Common unitholders	162,353,865	132,610,330	83,107,066		82,437,128		76,587,656
Earnings per unit (basic and diluted)
Common unit	$(0.08)	$(0.11)	$(0.62)		$0.48		$0.93
Dividends declared per unit
Cash dividend per common unit	$0.06	—	—		$1.54		$1.73
Cash dividend per general partner unit	$0.06	—	—		$2.57		$3.08
Cash Flow Data
Net cash provided by operating activities	$68,319	$53,499 (3)	$61,813	(3)	$123,702	(3)	$171,438 (3)
Net cash (used in)/ provided by investing activities	(67,888)	(187,211)	5,051		(149,301)		(123,272)
Net cash provided by/ (used in) financing activities	31,091	138,557 (3)	(76,315	)(3)	(40,311	)(3)	15,760 (3)
Fleet Data:
Vessels operating at end of period(1)	37	36	32		31		32

(1)	Includes owned and chartered-in vessels.
(2)

The total assets and long-term debt, including current portion net of discount presented in this table have been revised to reflect the adoption of ASU 2015-03, which was effective beginning the first quarter ending March 31, 2015 and applied retrospectively to all prior periods presented in the Company’s financial statements.

(3)

The net cash provided by operating activities and net increase in operating assets presented in this table have been revised to reflect the adoption of ASU 2016-18, which was effective beginning the first quarter ended March 31, 2018 and applied retrospectively to all prior periods presented in the Company’s financial statements.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

Risks Relating to Our Business

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation which regulates the payment of distributions. If we are unable to obtain funds from our subsidiaries, our Board of Directors may not exercise its discretion not to declare or make distributions.

We depend on Navios Holdings and its affiliates to assist us in operating and expanding our business.

Pursuant to the Management Agreement between Navios Partners and the Manager, an affiliate of our general partner, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides to Navios Partners significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us.

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

We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. The Asia Pacific and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the OECD. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in such drybulk and container shipping trade and demand. For example, the recent slowdown of the Chinese economy has adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at low levels. A slowdown in the economies of the United States or the European Union, or certain other Asian countries may also adversely affect economic growth in the Asia Pacific region and India. A decline in demand for commodities transported in drybulk carriers and/or containerships, or an increase in supply of drybulk vessels or containerships could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials. For example, in 2018, China imported 1.047 billion tons of iron ore by sea out of a total of 1.476 billion tons shipped globally, accounting for about 71% of the global seaborne iron ore trade. While it only accounted for approximately 19% of seaborne coal movements of coal in 2018 according to current estimates (236 million tons imported compared to 1.262 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (264 million tons imported compared to 1.182 billion tons of seaborne coal traded globally). Our drybulk vessels are deployed by our charterers on routes involving drybulk trade in and out of emerging markets, and our charterers’ drybulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal or promoting the export of such coal or increasing consumption of natural gas or increasing the production of electricity from renewable resources. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for drybulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

Long-term time charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator’s environmental, health and safety record;

•	compliance with the IMO standards and the heightened industry standards that have been set by some energy companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the containership and drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

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

We intend to seek to grow our fleet, either through purchases, the increase of the number of chartered-in vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on our success in locating and acquiring suitable vessels, identifying and consummating acquisitions or joint ventures, integrating any acquired business successfully with our existing operations, enhancing our customer base, managing our expansion, and obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures, and we may not be successful in executing our growth plans. We may incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. We may also fail to realize anticipated benefits of our growth, such as new customer relationships, cost-savings or cash flow enhancements, or we may be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet.

Our growth strategy could decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions. To the extent that we incur additional debt to finance acquisitions, it could significantly increase our interest expense or financial leverage. We may also incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

In addition, our business plan and strategy is predicated on buying vessels at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, charter rates and vessel asset values may sink lower, and shipping costs or vessel asset values may not increase in the near-term or at all.

Delays in deliveries of secondhand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.

We expect to purchase secondhand vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

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

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters that are related to a newbuilding, delays in our delivery of the newbuilding to our customer could result in liquidated damages payable to the customer. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. We do not derive any revenue from a vessel until after its delivery and will be required to pay substantial sums as progress payments during construction of a newbuilding. While we expect to have refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by us, there is the potential that we may not be able to collect all portion of such refund guarantees, in which case we would lose the amounts of monies we have advanced to the shipyards for such progress payments.

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

For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues. For the year ended December 31, 2016, HMM, Yang Ming and Mediterranean Shipping Co. S.A. accounted for 29.6%, 13.0% and 11.6%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Our customers may go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts. For example, in 2016, HMM faced financial difficulties and developed a restructuring plan, which included restructuring agreements for five of our container vessels (see Note 19 — Notes Receivable). In addition, Navios Partners has filed claims for lost revenues in connection with the 2016 filing by Hanjin for rehabilitation, which was later followed by entry into liquidation in 2017. These claims are currently being assessed by the court.

The failure of a customer to perform its obligations under a contract may mean we increase our exposure to the spot market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower rates under replacement contracts or are unable to re-employ all of our vessels, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.

As of April 8, 2019, the vessels in our fleet had an average age of approximately 10 years, when most dry cargo vessels have an expected life of approximately 25 years, and we may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of the Management Agreement with the Manager, the costs of drydocking repairs are not included in the daily management fee, but are be reimbursed at cost upon occurrence.

In addition, we often purchase secondhand vessels that, unlike newbuilt vessels, typically do not carry warranties as to their condition, and our vessel inspections would not normally provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our unitholders.

The market value of our vessels, which has declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

The factors that influence vessel values include:

•	the number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which drybulk or containerships operate;

•	reduced demand for drybulk or containerships, including as a result of a substantial or extended decline in world trade;

•	the number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types, sizes and age of vessels;

•	advances in efficiency, such as the introduction of remote or autonomous vessels;

•	the development of an increase in use of other modes of transportation;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	the cost of vessel acquisitions;

•	governmental or other regulations (including the application of any IMO rules);

•	prevailing level of charter rates;

•	the availability of financing, or lack thereof, for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	general economic and market conditions affecting the shipping industry; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market value of our owned vessels decreases, we may be required to record an impairment charge in our financial statements that, among other things, could cause us to breach covenants contained in our credit facilities, which could adversely affect our financial results. We purchased the majority of our drybulk vessels from Navios Holdings based on market prices that were, for certain vessels, at historically high levels. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of a vessel at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

Charter rates in the drybulk and container shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay dividends.

The current charter rates for dry cargo vessels have significantly decreased from their historic highs reached in the second quarter of 2008. If the drybulk shipping industry, which has been highly cyclical and volatile, is depressed in the future when our charters expire, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, or on vessels that we may acquire in the future, as well as, the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

All of our drybulk time charters are scheduled to expire on dates ranging from March 2019 to September 2022. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

The five containerships that we own are on long-term time charter for ten years until 2023 with our option to terminate after year seven. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity.

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

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of our labor and materials, the cost of suitable replacement vessels, customer/market requirements, increases in the size of our fleet, and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

Our significant maintenance and replacement capital expenditures, including without limitation the management fees paid to the Manager pursuant to the Management Agreement, may reduce or eliminate the amount of cash we have available for distribution to our unitholders. Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the Conflicts Committee of our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less, if any, cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates. For detailed information on the amount of management fees owed under the Management Agreement, please see the section entitled, “Item 5. Operating and Financial Review and Prospects – A. Operating results – Management fees”.

Our debt levels may limit our ability to obtain additional financing and pursue other business opportunities, and our interest rates under our credit facilities may fluctuate and may impact our operations.

As of December 31, 2018, the total borrowings, net of unamortized discount, under our credit facilities amounted to $512.4 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities, distributions to unitholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our credit facilities also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate (“LIBOR”), or the prime rate. We do not currently hedge against increases in such rates and, accordingly, significant increases in such rate would require increased debt levels and reduce distributable cash. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, which can affect our profitability, earnings and cash flow.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile in prior years and has been steadily increasing in recent years. LIBOR can affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our earnings and cash flow. In addition, although in recent years LIBOR has been at relatively low levels, LIBOR increased during 2016 and may continue to rise in the future as the current low interest rate environment comes to an end.

Our financial condition could be materially adversely affected as we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and may not enter into interest rate hedging arrangements for these or any other financing arrangements we may enter into in the future, including those we may enter into to finance a portion of the amounts payable with respect to newbuildings or acquisitions.

We may enter into derivative contracts to hedge our overall exposure to interest rate risk. Entering into swaps and other derivatives transactions is inherently risky and presents possibilities for incurring significant expenses. The derivatives strategies that we may employ may not be successful or effective, and we could, as a result, incur substantial additional interest and breakage costs.

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to outstanding debt.

Our outstanding debt bears interest rates in relation to LIBOR. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether or not LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate our credit agreements that utilize LIBOR as a factor in determining the interest rate.

In addition, lenders have recently insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

Our credit facilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

We have two credit facilities with DVB Bank S.E. (the “DVB Credit Facility” and the “DVB $44m Credit Facility”), a term loan facility (the “Term Loan B Facility”), a credit facility with BNP PARIBAS (the “BNP Credit Facility”) and a credit facility with Nordea Bank AB, Skandinaviska Enskilda Banken AB and NIBC Bank N.V. (the “March 2018 Credit Facility”). We have two sale and leaseback agreements with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. As of December 31, 2018, the outstanding loan balance under Navios Partners’ credit facilities, net of deferred finance fees and discounts, was $507.5 million.

We also have three credit facilities with DNB Bank ASA (the “April 2019 Credit Facility”), DVB Bank S.E. (the “February 2019 Credit Facility”) and NIBC Bank N.V. (the “December 2018 Credit Facility”). No amount has been drawn yet under these facilities.

The operating and financial restrictions and covenants in our credit facilities and any future credit facilities could adversely affect our ability to finance future operations or capital needs to engage, expand or pursue our business activities and reduce cash available for distribution on our common units. For example, our credit facilities require the consent of our lenders or limit our ability to (among other things):

•	incur or guarantee indebtedness;

•	charge, pledge or encumber the vessels;

•	merge or consolidate;

•	change the flag, class or commercial and technical management of our vessels;

•	make cash distributions;

•	make new investments; and

•	sell or change the ownership or control of our vessels.

Our credit facilities also require us to comply with the International Safety Management Code (the “ISM Code”), and International Ship and Port Facilities Security Code (“ISPS Code”) and to maintain valid safety management certificates and documents of compliance at all times.

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

The Financial Liabilities have no financial covenants.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

The Term Loan B Facility requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, prepayment and cure provisions.

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

We may be subject to litigation that, if not resolved in our favor or not sufficiently insured against, could have a material adverse effect on us.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect on the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2018, the value of the U.S. dollar as compared to the Euro increased by approximately 4.7% compared with the respective value as of December 31, 2017. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely heavily on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures, which includes active monitoring, training, reporting and other activities designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy, loading and discharging speed and personnel required to operate. The potential introduction of autonomous vessels, which would significantly reduce or eliminate the costs of crew and victuals, could put our vessels at an efficiency disadvantage. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments that we receive for our vessels upon expiration of their current charters and the resale value of our vessels could significantly decrease. This could adversely affect our revenues and cash flows, and our ability to service our debt or make distributions to our unit holders and repurchases of common units.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, loss of life, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster.

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

In addition, we cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, financial condition, cash flows and results of operations. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Maritime Midstream Partners L.P. (“Navios Midstream”), Navios Maritime Containers L.P. (“Navios Containers”) and their affiliates may compete with us.

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

In connection with the 2017 Navios Containers private placement and listing on the Norwegian over-the-counter (“N-OTC”) market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

Risks Relating in Our Industry

Charter hire rates are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and our profitability. The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have declined significantly from historically high levels. For example, in the past time charter and spot market rates for drybulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 19 key drybulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI showed improvement since then, it has ranged from a low of 595 in February 2019 to a high of 1,774 in July 2018, it remains at low levels compared to historical highs and there can be no assurance that the drybulk charter market will not decline further.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a $/day per TEU weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2018, the Containership Timecharter Rate Index stood at 54 points, peaked at 68 as of the end of June 2018 and then fell to 50 at the end of January 2019.

Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable.

Furthermore, a significant decrease in charter rates would cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. Because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount in our financial statements, resulting in a loss and a reduction in earnings.

Factors that influence demand for vessels capacity include:

•	global and regional economic and political conditions, including armed conflicts and terrorist activities (including piracy), embargoes and strikes;

•	disruptions and developments in international trade, including the effects of currency exchange rate changes;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, drybulk products, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials, semi-finished goods or products transported by containerships;

•	the distance drybulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•

political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import and export restrictions (including trade wars), central bank policies and pollution conventions or protocols;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

•	the scrapping rate of older vessels;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	vessel casualties;

•	weather;

•

changes in environmental and other regulations and standards (including IMO rules requiring a reduction in the use of high sulphur fuels and the fitting of additional ballast water treatment systems) that limit the profitability, operations or useful lives of vessels;

•	the availability of shipyard capacity; and

•	the economics of slow steaming.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to newbuilding and scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These and other factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our vessels will be dependent upon economic growth in the world’s economies, mainly China and India, seasonal and regional changes in demand, changes in the capacity of the global dry fleet and the sources and supply of drybulk cargo to be transported by sea.

The oversupply of drybulk vessel capacity may continue to prolong or further depress the current low charter rates, which has and may continue to limit our ability to operate our drybulk vessels profitably.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of April 1, 2019, newbuilding orders had been placed for an aggregate of about 11% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing, many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An oversupply of containership capacity may depress charter rates, as has happened in the past, or prolong the period of depressed charter rates, and adversely affect our ability to charter our containerships at profitable rates, or at all.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet from 21% in October 2015 to an all-time low of 12% as of September 2018. As of the beginning of April the ratio stood at approximately 13%. The orderbook remains significantly skewed towards vessels over 8,000 twenty-foot equivalent units (“TEU”). An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress current charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

A number of third party owners have ordered so-called “eco-type” vessel designs, which may offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

New eco-type vessel designs purport to offer material bunker savings compared to older designs, including certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. Such savings may also increase as a result of the International Maritime Organization (the “IMO”) 0.5% sulphur limitations on marine fuels due to come into force on January 1, 2020, which may increase the cost of fuels that meet these limits. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to re-charter such vessels at competitive rates and have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or raise capital through the sale of debt or additional equity securities. Use of cash from operations may reduce or eliminate cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we successfully obtain necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional preferred and common equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to make distributions to our common unitholders, to the extent we are making distributions, which could have a material adverse effect on our ability to make cash distributions to all of our unitholders.

We are subject to various laws, regulations and conventions, including environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration, such as the International Convention for the Prevention of Pollution from Ships, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, the International Convention for Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the Comprehensive Environmental Response, Compensation, and Liability Act, and The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels, such as the amendments to the International Convention for the Prevention of Pollution from Ships that are imposed by the IMO from time to time.

In addition, certain jurisdictions have adopted more stringent requirements compared to other regulatory authorities. For instance, California has adopted more stringent low sulfur fuel requirements within California-regulated waters. Compliance with new emissions standards could require modifications to vessels or the use of more expensive fuel. While it is unclear how new emissions standards will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards may become less competitive. In addition, the IMO, the United States and states within the United States have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable. We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions, and we cannot be certain that liabilities or expenses will not fall within an exclusion from coverage, or that damages from a catastrophic incident will not exceed the aggregate liability of $1.0 billion for any one event. Our cash flow, profitability and financial position would be adversely impacted.

The operation of vessels is also affected by the requirements set forth in the ISM Code and to national and international laws governing pollution from such vessels.

For more information on these international regulations that affect our business, please see the section entitled, “Item 4. Information on the Partnership—B. Business Overview—Regulation”.

In addition, the IMO, the United States and states within the United States have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM convention entered into force on September 8, 2017. As of February 11, 2019, the BWM Convention had 79 contracting states for 80.94% of world gross tonnage. New ships constructed after September 8, 2017 must comply on delivery with the BWM Convention. For vessels constructed prior to September 8, 2017, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the United States and states within the United States), will likely result in substantial compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. In the United States, the Vessel Incidental Discharge Act (“VIDA”) was signed into law on December 4, 2018, which requires the U.S. Coast Guard to address the regulation of discharges incidental to the normal operation of commercial vessels into navigable waters, including management of ballast water. This change is expected to result in a simplification of the current patch-work state of ballast water regulation in the United States, which is currently variably regulated by the U.S. Environmental Protection Agency and the various states.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed in part by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008, and, as of February 11, 2019, had 91 contracting states, representing 92.85% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Though it has been several years since the 2010 Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”), such regulation may become even stricter because of the incident’s impact. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future. Further, under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and

similar state laws, investigation and cleanup requirements for threatened or actual releases of hazardous substances may be imposed upon owners and operators of vessels, on a joint and several basis, regardless of fault or the legality of the original activity that resulted in the release of hazardous substances

In addition to potential liability under the federal OPA and CERCLA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

In recent years, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the European Union has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the European Union adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

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

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of under the ISM Code, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At its 68th session (2015), the Marine Environmental Protection Committee (the “MEPC”) amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year. At the 72nd MEPC session (April 2018), the committee adopted the goal of reducing annual greenhouse gas emissions from ships by at least 50% by 2050 as compared to 2008 levels, which if implemented could significantly increase operational costs associated with equipment upgrades and fuel costs.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive greenhouse gas emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. In April 2018, the IMO’s MEPC adopted the initial strategy to reduce greenhouse gas emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely, as a pathway towards greenhouse gas emissions reduction consistent with the Paris Agreement’s temperature goals. The initial strategy is due to be revised and adopted by 2023.

On August 3, 2017, the U.S. formally submitted a notice of withdrawal from the Paris Agreement. Thus far, no other nations have withdrawn from the Paris Agreement, so it remains to be seen whether the withdrawal will significantly impact greenhouse gas developments moving forward. The United Nations’ Katowice Climate Change Conference occurred December 2-14, 2018. The key objective of the meeting was to begin adopting the implementation guidelines of the Paris Climate Change Agreement.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme (“ETS”) by adding vessels, as ETS-regulated businesses required to report on carbon emissions and subject to a credit trading system for carbon allowances. A proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. On October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

In February 2017, European Union member states met to consider independently regulating the shipping industry under the ETS. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, the European Union’s main decision making body, agreed that the European Union should act on shipping emissions by 2023 if the IMO fails to deliver effective global measures. In 2018, IMO’s urgent call to action to bring about shipping greenhouse gas emissions reductions before 2023 was met with industry push-back in many countries. Depending on how fast IMO and the European Union move on this issue, the ETS may result in additional compliance costs for our vessels.

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

For more information on regulatory developments in response to growing concerns of greenhouse gas emissions, please see the section entitled, “Item 4. Information on the Partnership—B. Business Overview—Regulation—Greenhouse gas emissions”.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (the “SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Starting January 1, 2016, the IMDG Code also included updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, or the IAEA, new marking requirements for “overpack” and “salvage” and updates to various individual packing requirements. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Iran

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, foreign owned or controlled subsidiaries, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed.

However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA:

i.	Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;

ii.	Sanctions on Iran’s trade in gold or precious metals;

iii.

Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;

iv.

Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;

v.	Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and

vi.	Sanctions on Iran’s automotive sector.

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government will re-impose the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

i.	Sanctions on Iran’s port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliates;

ii.

Sanctions on petroleum-related transactions with, among others, the National Iranian Oil Company (NIOC), Naftiran Intertrade Company (NICO), and National Iranian Tanker Company (NITC), including the purchase of petroleum, petroleum products, or petrochemical products from Iran;

iii.

Sanctions on transactions by foreign financial institutions with the Central Bank of Iran and designated Iranian financial institutions under Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (NDAA);

iv.

Sanctions on the provision of specialized financial messaging services to the Central Bank of Iran and Iranian financial institutions described in Section 104(c)(2)(E)(ii) of the Comprehensive Iran Sanctions and Divestment Act of 2010 (CISADA);

v.	Sanctions on the provision of underwriting services, insurance, or reinsurance; and

vi.	Sanctions on Iran’s energy sector.

U.S. Iran sanctions also prohibit significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target.

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

The above EU sanctions activities can only be engaged if prior authorization (granted on a case-by-case basis) is obtained. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain Russian individuals and entities.

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of equity financing and loans to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The United States has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on trade with Crimea.

The U.S. has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the U.S. has imposed secondary sanctions relating to Russia’s energy export pipelines, investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to Petroleos de Venezuela, S.A. (PDVSA) and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo and related prohibitions and restrictions including restrictions related to internal repression. In particular,

On August 24, 2017, by executive order 13808, the Trump Administration Imposed Additional Sanctions With Respect to Situation in Venezuela EO 13808 amended the Venezuela sanctions as follows:

1.	Expanded the definition of “Government of Venezuela” to include PDVSA (Section 3); and

2.	Added prohibitions on all transactions related to:

i.	New debt with a maturity of greater than 90 days of PDVSA;

ii.	New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PDVSA;

iii.	Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO’s effective date;

iv.	Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or

v.

Direct or indirect purchase by US persons or persons within the United States of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

Additionally, all transactions related to, provision of financing for, and other dealings in, by a United States person or within the United States, any digital currency, digital coin, or digital token, that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018, are prohibited.

On January 25, 2019, Executive Order 13857 expanded the definition of “Government of Venezuela” to include persons that have acted, or have purported to act, on behalf of the Government of Venezuela, including members of the Maduro regime.

On January 28, 2019, the Department of the Treasury’s Office of Foreign Assets Control (i) designated PDVSA for operating in the oil sector of Venezuela; and (ii) issued eight new General Licenses.

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

Other E.U. Economic Sanctions Targets

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

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimise by the implementation of our corporate Sanctions policy and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

In addition, given our relationship with Navios Holdings and its affiliates , we cannot give any assurance that an adverse finding against Navios Holdings and/or its affiliates by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings and/or its affiliates will not have a material adverse impact on our business, reputation or the market price or trading of our common stock-units.

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

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

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

The operation of vessels, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel.

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay distributions.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

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

Our vessels may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face reputational damage and governmental or other regulatory claims or penalties, which could have an adverse effect on our business, results of operations, cash flows, financial condition, as well as our cash flows, including cash available for distributions to our unitholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the vessel to the government of such jurisdiction.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNVGL, and Lloyd’s Register.

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

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull and machinery insurance and/or protection and indemnity insurance.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs, duties, fines or other penalties.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we may be entitled to compensation in the event of a requisition of one or more of our vessels the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial conditions and cost flows and could cause the market price of our common units to decline.

The refugee crisis in Europe and the Middle East, and concerns relating to the European sovereign debt crisis, the socioeconomic and political crisis in Venezuela and the United Kingdom’s pending exit from the European Union have led to increased volatility in global credit and equity markets. Several European countries, including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece, USA and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

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

Risks Relating to Our Units

Our board of directors may not declare cash distributions in the foreseeable future.

The declaration and payment of cash distributions, if any, will always be subject to the discretion of our board of directors, restrictions contained in our credit facilities and the requirements of Marshall Islands law. The timing and amount of any cash distributions declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The containership and drybulk sector of the shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as cash distributions in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of cash distributions.

We may not have sufficient cash available to pay quarterly distributions or to maintain or increase distributions following the establishment of cash reserves and payment of fees and expenses. In February 2016, we announced that our board of directors decided to suspend the quarterly cash distributions to our unitholders, including the distribution for the quarter ended December 31, 2015, in order to conserve cash and improve our liquidity. In March 2018, our board of directors determined to reinstate a distribution and any continued distribution will be at the discretion of our board of directors. The amount of cash we can distribute on our common units depends principally upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, those set forth elsewhere in this section.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as the level of capital expenditures we make (including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations), our debt service requirements and restrictions on distributions contained in our debt instruments, interest rate fluctuations, the cost of acquisitions, if any, fluctuations in our working capital needs, our ability to make working capital borrowings, and the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

In addition, the amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Any dividend payments on our common units would be declared in U.S. dollars, and any unit holder whose principal currency is not the U.S. dollar would be subject to risks of exchange rate fluctuations.

Our common units, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. dollars. Unit holders whose principal currency is not the U.S. dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. dollar in relation to such foreign currency will reduce the value of such unitholders’ units and any appreciation of the U.S. dollar will increase the value in foreign currency terms. In addition, we will not offer its shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, unitholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (the “NYSE”), a national securities exchange. The NYSE minimum listing standards, require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements. However, on March 13, 2019, we were notified by the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average closing price of our common stock over a consecutive 30 trading-day period was less than $1.00 per unit. Although we intend to cure this deficiency within the prescribed timeframe set out in the NYSE’s Listed Company Manual, we cannot assure you that our securities will continue to be listed on NYSE in the future.

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including limited availability of market quotations for our securities, limited amount of news and analyst coverage for us, decreased ability for us to issue additional securities or obtain additional financing in the future, limited liquidity for our unitholders; and the loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders, and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	our making of distributions;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common units or other securities;

•	investors’ perceptions of us and the international container shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

The containership and drybulk sector of the shipping industry has been highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our securities may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our securities in spite of our operating performance. Consequently, you may not be able to sell our securities at prices equal to or greater than those at which you pay or paid.

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

Substantial future sales of our common units in the public market, including through our continuous offering sales program, could cause the price of our common units to fall.

In order to raise additional capital, we may in the future offer additional common units or other securities convertible into or exchangeable for our common units, including convertible debt. For instance, in 2016 we entered into a Continuous Offering Program Sales Agreement for the offer and sale of up to $25.0 million in aggregate amount of our common units from time to time through the sales agent. Whether we choose to affect future sales under the continuous offering program will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital.

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

Unitholders may be liable for repayment of distributions.

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

Risks Relating to Taxes and Other Legal Matters

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. As our Manager is located in Greece, we will have to pay these duties.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2018 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

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

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2018 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption, including the delisting of our securities from quotation on the NYSE which could cause us to lose the benefit of this tax exemption and thereby make us subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “—Risks Related to Our Units—The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Actions taken by holders of our common units could result in our being treated as a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.

Although we believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2018, or at any time during 2018, tax rules recently enacted by the Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of the equity interests of Navios Partners for purposes of determining whether Navios Partners is a CFC. If, in the future, U.S. holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Partners own in the aggregate more than 50% of the equity of Navios Partners (by vote or value), in each case, directly, indirectly or constructively, Navios Partners should become a CFC.

U.S. holders who at all times own less than 10% of our equity should not be affected. However, if we were to become a CFC, any U.S. holder owning 10% or more (by vote or value), directly, indirectly, or constructively (but not through downward attribution), of our equity could be subject to U.S. federal income tax in respect of a portion of our earnings. Any U.S. holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly or constructively, of the equity of Navios Partners should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Partners being treated as a CFC (see United States Federal Income Taxation of U.S. Holders – Controlled Foreign Corporation).

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

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in one or more non-U.S. countries including Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the Management Agreement and the Administrative Services Agreement we entered into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with Delaware law and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Monaco. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, the Monaco and other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

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

As of April 8, 2019, Navios Holdings directly owned 31,053,233 common units and 3,457,866 general partner units through our general partner (which Navios Holdings owns and controls), which together represent a 20.4% interest in us based on all outstanding common units and general partnership units.

Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. A different general partner may make decisions or operate our business in a manner that is different, and significantly less skilled and beneficial to us, and that could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if our public unitholders are dissatisfied, they will be unable to remove our general partner without Navios Holdings’ consent, unless Navios Holdings’ ownership share in us is decreased; all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•

The vote of the holders of at least 66 2/3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns approximately 18.3% of the total number of outstanding common units.

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

•

A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unitholders may be removed from our board of directors at any time with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner.

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

We can borrow money to pay distributions, it would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make borrowings to make distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any borrowings by us to make distributions will reduce the amount of borrowings we can make for operating our business.

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

Navios Holdings indirectly owns an approximate 2.1% general partner interest in us through our general partner, which Navios Holdings owns and controls, and directly owns an approximate 18.3% limited partner interest in us. The general partner interest and the limited partner interest are represented in units. The general partner unit, however, does not have the same economic rights as a common unit. The general partner unit will not entitle our general partner to participate in our distributions, profits or losses. The interests of Navios Holdings may be different from your interests. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unit holders or deprive unit holders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unit holders may in some cases conflict with our interests and the interests of our other unit holders.

Further, certain of our officers and/or directors are officers and/or directors of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Containers, and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings, Navios Containers, and Navios Acquisition which may cause them to pursue business strategies that disproportionately benefit Navios Holdings, Navios Containers, and Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Holdings, Navios Containers, and Navios Acquisition, and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires our general partner or Navios Holdings or its affiliates to pursue, in the operation of their businesses, a business strategy that favors us or utilizes our assets, and the officers and directors of Navios Holdings and its affiliates have a fiduciary duty to make decisions in the best interests of the stockholders and/or unitholders of Navios Holdings and its affiliates, which may be contrary to our interests;

•

our general partner and our directors have limited liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while the remedies available to our unitholders are also restricted, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•

either or both of our general partner and our board of directors are involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner is authorized to cause us to borrow funds in order to permit the payment of cash distributions;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

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

Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates. Navios Holdings, Navios Containers, and Navios Acquisition conduct substantial businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Acquisition, Navios Holdings, Navios Containers, and their respective affiliates. Our officers are not required to work full-time on our affairs and , in the future, we may have additional officers that also provide services to Navios Holdings and its affiliates. Based solely on the anticipated relative sizes of our fleet and the fleet owned by the Navios Holdings and its affiliates over the next twelve months, we estimate that certain our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Holdings and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Fees and cost reimbursements, which the Manager determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

Under the terms of our existing Management Agreement, we pay a fixed daily fee for shipmanagement services provided to us by the Manager. This fixed daily fee covers all of our vessels’ operating expenses, other than certain extraordinary fees and costs, and covers all costs incurred in providing certain commercial and technical management services. We expect that we will reimburse the Manager for all drydocking expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees. The term of the Management Agreement is until December 31, 2022.

In addition, the Manager provides us with administrative services, including the services of our officers and directors, pursuant to the Administrative Services Agreement which has a term until December 31, 2022, and we reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time.

All of the fees we are required to pay to the Manager under the Management Agreement and Administrative Services Agreement are payable regardless of our profitability. If we desire to terminate either of these agreements before its scheduled expiration, we must provide twelve months’ prior notice to the Manager. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay cash distributions to unitholders to be materially and adversely affected.

For detailed information on the amount of management fees owed under the Management Agreement, please see the section entitled, “Item 5. Operating and Financial Review and Prospects – A. Operating results – Management fees”.

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

Financing Arrangements

On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA of up to $40.0 million (divided into two tranches) in order to refinance two Capesize vessels. The credit facility has a term of approximately 5.0 years and bears interest at LIBOR plus 275 bps per annum. No amount has yet been drawn under this facility.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. of up to $66.0 million (divided into four tranches) in order to refinance four Capesize vessels. The credit facility has a term of approximately 5.0 years and bears interest at LIBOR plus 260 bps per annum. No amount has yet been drawn under this facility.

On April 5, 2019, Navios Partners entered into a sale and leaseback agreement with an unrelated third party of $20.0 million, for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. The sale and leaseback agreement has a term of 10.0 years and an average daily payment of $6,250. This results at an implied fixed interest rate of 6.6%. Navios Partners has the option to buy the vessel starting at the end of year four which de-escalates until maturity to $6.3 million. The purchase obligation at maturity of $6.3 million is lower than the scrap value of the vessel. This financing structure has no financial covenants and no loan-to-value requirements.

In December 2018, Navios Partners entered into two sale and leaseback agreements with unrelated third parties of $25.0 million in total, for the Navios Fantastiks, a 2005-built Capesize vessel and the Navios Beaufiks, a 2004-built Capesize vessel. The sale and leaseback agreements have an average term of 5.4 years and an age adjusted amortization profile of approximately 25 years. The bareboat lease provides an average daily payment of $5,200 per vessel. This results at an implied fixed interest rate of 7.6%. Navios Partners has the option to buy the vessels starting at the end of year three which de-escalates until maturity to $6.3 million per vessel. The purchase obligation at maturity of $6.3 million per vessel is lower than the scrap value of the vessels. This financing structure has no financial covenants and no loan-to-value requirements.

Distributions

• Cash Distribution

In January 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2018 of $0.02 per unit. The distribution was paid on February 14, 2019 to all unitholders of common and general partner units of record as of February 11, 2019, which included the unitholders of restricted common units issued on February 1, 2019. The aggregate amount of the declared distribution was $3.5 million.

• $4.2 million in kind Distribution

On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers’ outstanding equity. The amount of the distribution was $4.2 million based on the last trading price of Navios Containers’ shares in the Norwegian Over-the-Counter (“N-OTC”) market as of November 23, 2018. In connection with this transaction, Navios Partners recognized an other-than-temporary impairment of $0.6 million on the units distributed, which was presented under the caption “Equity in net earnings of affiliated companies” in the Consolidated Statements of Operations. Following the distribution, Navios Partners owns approximately 33.5% of the equity in Navios Containers.

Listing Developments

On March 13, 2019, Navios Partners received notice from the New York Stock Exchange, Inc. (the “NYSE”) that it was not in compliance with the NYSE’s continued listing standards because the average closing price of its common stock was less than $1.00 per unit over a consecutive 30 trading-day period. Pursuant to the NYSE’s rules, Navios Partners had a six-month cure period following receipt of the notice to bring its stock price per unit and average unit price above $1.00. Navios Partners currently intends to cure this deficiency within the prescribed timeframe set out in the NYSE’s Listed Company Manual. During this time, the Company’s common stock will continue to be listed and trade on the NYSE. The NYSE’s notification does not affect the Company’s SEC reporting requirements.

Equity Offerings and Issuances

In February 2019, Navios Partners authorized the granting of 380,952 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 7,775 general partnership units to its general partner for net proceeds of $0.01 million.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company’s common units over a two year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Partners’ credit facilities. As of April 8, 2019, Navios Partners has repurchased 3,946,156 common units, for a total cost of approximately $3.8 million, out of which 3,407,097 common units have been cancelled.

In December 2018, Navios Partners authorized the granting of 1,464,494 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are solely based on service conditions and vest over four years. Navios Partners also issued 29,888 general partnership units to its general partner for net proceeds of $0.03 million. There were no restricted common units exercised, forfeited or expired the year ended December 31, 2018. As of December 31, 2018, no restricted common units were vested.

On February 21, 2018, Navios Partners completed a public offering of 18,422,000 common units at $1.90 per unit and raised gross proceeds of approximately $35.0 million, of which approximately $5.0 million was purchased by Navios Holdings. The net proceeds of this offering, including the underwriting discount and the offering costs of $1.6 million in total, were approximately $33.4 million. Pursuant to this offering, Navios Partners issued 375,959 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.7 million.

Sales of Vessels

On March 21, 2019, Navios Partners agreed to sell the Navios Galaxy I, a 2001-built Panamax vessel of 74,195 dwt, to an unrelated third party for a net sale price of approximately $6.0 million. The sale is expected to be completed by the end of April 2019.

B. Business Overview

Introduction

We are an international owner and operator of dry cargo vessels formed by Navios Holdings (NYSE: NM), a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the dry cargo shipping industry. Our vessels are generally chartered-out under medium to long-term time charters with an average remaining term of approximately two years to a strong group of counterparties, including SwissMarine Services S.A., Cargill International S.A., Kawasaki Kisen Kaisha Ltd., Uniper Global Commodities and Hyundai Merchant Marine Co., Ltd.

Our Fleet

Navios Partners controls 16 Panamax vessels, 14 Capesize vessels, three Ultra-Handymax vessels and five Containerships, including one Panamax charter-in vessel, which is expected to be delivered in the second half of 2019. Our fleet of dry cargo vessels has an average age of 10.1 years for drybulk vessels and containerships, which approximates the current industry average of about 9.8 years for drybulk vessels and 12.4 years for containerships, respectively (both industry averages as of February 1, 2019). Panamax vessels are highly flexible vessels capable of carrying a wide range of dry cargo commodities, including iron ore, coal, grain and fertilizer and being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Containerships are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings and other affiliates.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of April 8, 2019:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Share(2)	Expiration Date(3)
Navios Soleil	Ultra-Handymax	2009	57,337	$—	—	Spot
Navios La Paix	Ultra-Handymax	2014	61,485	$—	111% average BSI 58 10TC	September 2019
Navios Christine B	Ultra-Handymax	2009	58,058	$—	100% average BSI 58 10TC	January 2020
Navios Galaxy I(6)	Panamax	2001	74,195	$6,888	No	April 2019
Navios Hyperion	Panamax	2004	75,707	$—	100% average BPI 4TC	September 2019
Navios Alegria	Panamax	2004	76,466	$11,875	No	April 2019
				$—	99.5% average BPI 4TC	April 2020
Navios Orbiter	Panamax	2004	76,602	$—	100% average BPI 4TC	February 2020
Navios Helios	Panamax	2005	77,075	$—	100% average BPI 4TC	October 2020
Navios Sun	Panamax	2005	76,619	$—	100% average BPI 4TC	February 2021
Navios Hope	Panamax	2005	75,397	$9,240	No	June 2019
				$—	100% average BPI 4TC	February 2021
Navios Sagittarius	Panamax	2006	75,756	$10,450	No	October 2019
Navios Harmony	Panamax	2006	82,790	$12,350	No	June 2019
Navios Prosperity I	Panamax	2007	75,527	$6,650	No	April 2019
Navios Libertas	Panamax	2007	75,511	$—	—	Spot
Navios Altair I	Panamax	2006	74,475	$7,838	No	April 2019
Navios Symmetry	Panamax	2006	74,381	$7,125	No	April 2019
				$9,500	No	September 2019
Navios Apollon I	Panamax	2005	87,052	$13,015	No	May 2019
				$—	113% average BPI 4TC	April 2020
Navios Sphera	Panamax	2016	84,872	$10,395	No	June 2019
				$—	120% average BPI 4TC	March 2021
Navios Beaufiks	Capesize	2004	180,310	$—	100% average BCI 5TC	July 2019
Navios Symphony	Capesize	2010	178,132	$—	102% average BCI 5TC	August 2019
Navios Fantastiks	Capesize	2005	180,265	$18,911	No	August 2023
Navios Aurora II	Capesize	2009	169,031	$—	99.05% average BCI C5	October 2019
Navios Pollux	Capesize	2009	180,727	$—	100% of pool earnings	June 2019
Navios Sol	Capesize	2009	180,274	$—	108% average BCI 5TC	January 2020
Navios Fulvia	Capesize	2010	179,263	$—	100.25% average BCI 5TC	January 2020
Navios Buena Ventura	Capesize	2010	179,259	$—	101% average BCI 5TC	January 2020
Navios Melodia	Capesize	2010	179,132	$29,356	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average	September 2022
Navios Luz	Capesize	2010	179,144	$—	100% average BCI 5TC	January 2020
Navios Ace	Capesize	2011	179,016	$—	107% average BCI 5TC	January 2020
Navios Aster	Capesize	2010	179,314	$20,710	No	November 2019
Navios Joy	Capesize	2013	181,389	$16,958	No	February 2020
Navios Mars	Capesize	2016	181,259	$22,610	No	February 2022

Chartered-in vessel to be delivered	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Share(2)	Expiration Date(3)
Navios Libra(4)	Panamax	2019	81,000	—	No	—

Owned Containerships	Type	Built	TEU	Charter-Out Rate(1)	Profit Share(2)	Expiration Date(3)(5)
Hyundai Hongkong	Container	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023
Hyundai Singapore	Container	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023
Hyundai Tokyo	Container	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023
Hyundai Shanghai	Container	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023
Hyundai Busan	Container	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023
(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds, where applicable.
(2)	Index rates include commissions.
(3)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.
(4)	Expected to be delivered in the second half of 2019.
(5)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.
(6)	Expected to be sold by the end of April 2019.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•

Stable cash flows. We believe that by maintaining medium to long-term, fixed-rate nature charters will provide a stable base of revenue (during high market periods we seek to fix longer term charters and during low market periods we seek shorter period employment in order to take advantage of any market up turn). In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and other affiliates and through the secondary market provides future growth in our revenue and distributable cash flow. We believe that our management agreement, which has been extended until December 31, 2022 and provides for a fixed management fee until December 31, 2019, will continue to provide us with predictable expenses.

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

•

High-quality, flexible fleet. Our fleet consists of 16 Panamax vessels, 14 Capesize vessels, three Ultra-Handymax vessels and five Containerships, including one Panamax charter-in vessel which is expected to be delivered in the second half of 2019. The average age of the vessels in our fleet approximates the average age of the world drybulk fleet. Our combined fleet had an average age of 10.1 years as of April 2019 (average age of 9.9 years for drybulk fleet and 12.7 years for containers fleet), compared to a current industry average age of about 9.8 years for the drybulk fleet and 12.4 years for the containers fleet (both industry averages as of April 1, 2019). Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Containerships are designed to carry manufactured, finished or semi-finished goods in steel shipping containers on specific routes. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the dry cargo time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•

Operating visibility through long-term charters with strong counterparties. Our vessels are chartered-out under time charters with average remaining charter duration of approximately two years to a diverse group of counterparties consisting of, amongst others, SwissMarine Services S.A., Cargill International S.A., Kawasaki Kisen Kaisha Ltd., Uniper Global Commodities and Hyundai Merchant Marine Co., Ltd. We believe our existing charter coverage provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•

Pursue stable cash flows through long-term charters for our fleet. We intend to utilize medium to long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have average remaining charter duration of approximately two years. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

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

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues. For the year ended December 31, 2016, HMM, Yang Ming and Mediterranean Shipping Co. S.A. accounted for 29.6%, 13.0% and 11.6%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 1,972 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 11,400 vessels, aggregating approximately 846.7 million dwt as of April 1, 2019. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 100 vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Fredriksen Group, Wisdom Marine, China Merchants, Kawasaki Kisen, Pacific Basin Shipping, Mitsui O.S.K. Lines, Oldendorff Carriers and Star Bulk Carriers. There are about 40 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 635 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,270 vessels, aggregating approximately 22.1 million TEU as of April 1, 2019. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control fleets of 97 vessels or more: AP Moller, Mediterranean Shipping Co. (MSC), China COSCO Shipping, CMA CGM, Evergreen, Pacific International Lines, Hapag Lloyd, Seaspan, Imabari Shipbuilding and Wan Hai Lines. There are about 40 owners known to control fleets of between 26 and 83 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, Seaspan and others including Navios Maritime Partners are tonnage providers.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event or due to presence or suspected presence of Contraband on board. Specifically, Navios Partners does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the ship owner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

However, in some cases when a vessel is transiting high risk war and/or piracy areas, we arrange war loss of hire insurance to cover up to 270 days of detention/loss of time. When our charterers engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan, our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

There are no deductibles for the war loss of hire cover in case of piracy and contraband cover.

Even if our insurance coverage is adequate to cover our losses, if we suffer a loss of a vessel, we may not be able to obtain a timely replacement for any lost vessel. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Credit Risk Insurance

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. The final settlement of the amount due will take place at any time but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2018, the Company did not submit any claims to Navios Holdings for charterers’ default under this agreement. During the years ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7.2 million and $9.2 million, respectively, net of applicable deductions, of which $7.6 million and $9.6 million was recorded as “Other income”. Net of the $2.0 million write down, the claim amounted to $17.6 million, including accrued interest and discount unwinding of $0.4 million for the year ended December 31, 2018, presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets.

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

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

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

At its 68th session (2015), the Marine Environmental Protection Committee (the “MEPC”) amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year. At the 72nd MEPC session (April 2018), the committee adopted the goal of reducing annual greenhouse gas emissions from ships by at least 50% by 2050 as compared to 2008 levels, which if implemented could significantly increase operational costs associated with equipment upgrades and fuel costs.

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

On August 3, 2017, the U.S. formally submitted a notice of withdrawal from the Paris Agreement. Thus far, no other nations have withdrawn from the Paris Agreement, so it remains to be seen whether the withdrawal will significantly impact greenhouse gas developments moving forward. The United Nations’ Katowice Climate Change Conference occurred December 2-14, 2018. The key objective of the meeting was to begin adopting the implementation guidelines of the Paris Climate Change Agreement.

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

Other international regulations to prevent pollution

In addition, the IMO, the United States and states within the United States have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention entered into force on September 8, 2017. As of February 11, 2019, the BWM Convention had 79 contracting states for 80.94% of world gross tonnage. New ships constructed after September 8, 2017 must comply on delivery with the BWM Convention. For vessels constructed prior to September 8, 2017, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the United States and states within the United States), will likely result in substantial compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. In the United States, the Vessel Incidental Discharge Act (“VIDA”) was signed into law on December 4, 2018, which requires the U.S. Coast Guard to address the regulation of discharges incidental to the normal operation of commercial vessels into navigable waters, including management of ballast water. This change is expected to result in a simplification of the current patch-work state of ballast water regulation in the United States, which is currently variably regulated by the U.S. Environmental Protection Agency and the various states.

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

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP) system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

On December 4, 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law, which establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. Under VIDA, the U.S. EPA is required to develop performance standards within two years and then requires the U.S. Coast Guard to develop regulations for the implementation and enforcement of those standards within the following two years. This change is expected to result in a simplification of the current patch-work of ballast water regulation in the United States, which is currently variably regulated by the U.S. Environmental Protection Agency and the various states. As a result of the passage of VIDA, the current VGP will remain in force until the U.S. Coast Guard finalizes its regulations under VIDA.

Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharge ballast water into a shore-side facility or not discharge ballast water within 12 nautical miles. Vessel owners/operators may request an extension to the compliance deadline by showing that, despite all efforts, it cannot comply with one of the approved systems or compliance methods. There are numerous foreign-approved Ballast Water Treatment Systems (“BWTS”) in the Coast Guard’s list of approved Alternate Management Systems. The Coast Guard has type approved numerous Ballast Water Management Systems (“BWMS”), which claim to meet the range of requirements that most vessel owners and operators described in their extension requests in the past. Due to the increase in approvals, it will become more difficult to receive compliance extensions and thus could result in significant costs to install an approved BWTS. Failure to comply with U.S. ballast water regulations, including installation of BWTS by September 8, 2017, could result in civil or criminal fines or penalties.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention became effective in contracting states on November 21, 2008 and, as of February 11, 2019, had 91 contracting states, representing 92.85% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The Bunker Convention also provides vessel owners a right to limit their liability, depending on the applicable national or international regime. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”) to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2018 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2018. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2018.

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

Please also see the risk factor entitled “D. Risk Factors—Risks Related to Our Units—The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”.

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

We believe that, for our fiscal year ended December 31, 2018, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2018.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, Navios Europe Inc. (“Navios Europe I”), in which Navios Partners has an ownership interest of 5.0%, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe I was an affiliate of Navios Partners. As of December 31, 2018, Navios Partners had 0% voting interest in Navios Europe I.

In the consolidated financial statements of Navios Partners, Navios Europe (II) Inc. (“Navios Europe II”), in which Navios Partners has an ownership interest of 5.0%, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Europe II was an affiliate of Navios Partners. As of December 31, 2018, Navios Partners had 0% voting interest in Navios Europe II.

In the consolidated financial statements of Navios Partners, Navios Containers, in which Navios Partners has an ownership interest of 33.5% as of December 31, 2018, is included as an affiliate and is accounted for under the equity method, for such periods during which Navios Containers was an affiliate of Navios Partners.

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

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company’s common units over a two year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Partners’ credit facilities. As of April 8, 2019, Navios Partners has repurchased 3,946,156 common units, for a total cost of approximately $3.8 million, out of which 3,407,097 common units have been cancelled.

As of April 8, 2019, there were outstanding 166,028,113 common units and 3,457,866 general partnership units. Navios Holdings owns approximately 20.4% interest in Navios Partners, which includes the approximately 2.1% general partner interest.

Please see “Item 4. — Information on the Partnership”.

Fleet Development

On December 14, 2018, Navios Partners completed the sale of the Navios Libra II, a 1995-built Panamax vessel of 70,136 dwt. The vessel was sold to an unrelated third party for a net sale price of $4.6 million.

On December 4, 2018, Navios Partners completed the sale of the Navios Felicity, a 1997-built Panamax vessel of 73,867 dwt. The vessel was sold to an unrelated third party for a net sale price of $4.7 million.

On August 31, 2018, Navios Partners acquired from its affiliate, Navios Holdings, the Navios Sphera, a 2016-built Panamax vessel of 84,872 dwt and the Navios Mars, a 2016-built Capesize vessel of 181,259 dwt, for an acquisition cost $79.0 million, in total.

On July 2, 2018, Navios Partners completed the sale of the YM Unity and the YM Utmost, two 2006-built containerships of 8,204 TEU each. The vessels were sold to its affiliate, Navios Containers, for a total sale price of $67.0 million.

On June 7, 2018, Navios Partners acquired from an unrelated third party the Navios Altair I, a 2006-built Panamax vessel of 74,475 dwt, for an acquisition cost of $11.8 million.

On May 21, 2018, Navios Partners acquired from an unrelated third party the Navios Symmetry, a 2006-built Panamax vessel of 74,381 dwt, for an acquisition cost of $11.8 million.

On May 9, 2018, Navios Partners acquired from an unrelated third party the Navios Apollon I, a 2005-built Panamax vessel of 87,052 dwt, for an acquisition cost of $13.4 million.

On December 21, 2017, Navios Partners completed the sale of the Navios Gemini S, a 1994-built Panamax vessel of 68,636 dwt. The vessel was sold to an unrelated third party for a net sale price of $4.1 million.

In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Panamax vessel of approximately 81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered in the second half of 2019. As of December 31, 2018, Navios Partners has paid the amount of $5.5 million, of which $2.8 million was paid during the year ended December 31, 2017.

On September 20, 2017, Navios Partners acquired from an unrelated third party the Navios Symphony, a 2010-built Capesize vessel of 178,132 dwt, for an acquisition cost of $28.0 million.

On August 21, 2017, Navios Partners acquired from an unrelated third party the Navios Aster, a 2010-built Capesize vessel of 179,314 dwt, for an acquisition cost of $28.9 million.

On August 11, 2017, Navios Partners acquired from a related third party the Navios Christine B, a 2009-built Ultra-Handymax vessel of 58,058 dwt, for an acquisition cost of $14.0 million.

On July 17, 2017, Navios Partners acquired from an unrelated third party the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt, for an acquisition cost of $28.6 million.

On July 10, 2017, Navios Partners acquired from an unrelated third party the Navios Libertas, a 2007-built Panamax vessel of 75,511 dwt, for an acquisition cost of $13.7 million.

On June 9, 2017, Navios Partners acquired from an unrelated third party the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt, for an acquisition cost of $31.4 million.

On June 7, 2017, Navios Partners acquired from an unrelated third party the Navios Prosperity I, a 2007-built Panamax vessel of 75,527 dwt, for an acquisition cost of $13.7 million.

On April 21, 2017, Navios Partners completed the sale of the Navios Apollon, a 2000-built Ultra-Handymax vessel of 52,073 dwt. The vessel was sold to an unrelated third party for a net sale price of $4.8 million.

On January 12, 2017, Navios Partners completed the sale of the MSC Cristina, a 2011-built Containership of 13,100 TEU. The vessel was sold to an unrelated third party for a net sale price of $125.0 million.

On December 30, 2016, Navios Partners acquired from an unrelated third party the Navios Beaufiks, a 2004-built Capesize vessel of 180,310 dwt, for an acquisition cost of $15.4 million.

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2016 to December 31, 2018.

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2018	2017	2016
Libra Shipping Enterprises Corporation(5)	Navios Libra II	Marshall Is.	1/01 – 12/14	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation(6)	Navios Felicity	Marshall Is.	1/01 – 12/04	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation(1)	Navios Gemini S	Marshall Is.	—	1/01 – 12/21	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2018	2017	2016
Palermo Shipping S.A.(2)	Navios Apollon	Marshall Is.	—	1/01 – 4/21	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/30 – 12/31
Finian Navigation Co.	Navios Ace	Marshall Is.	1/01 – 12/31	6/09 – 12/31	—
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 12/31	6/07 – 12/31	—
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 12/31	7/10 – 12/31	—
Casual Shipholding Co.	Navios Sol	Marshall Is.	1/01 – 12/31	7/17 – 12/31	—
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 12/31	9/20 – 12/31	—
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 12/31	8/11 – 12/31	—
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 12/31	8/21 – 12/31	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation(3)	YM Utmost	Marshall Is.	1/01 – 7/02	1/01 – 12/31	1/01 – 12/31
Limestone Shipping Corporation(3)	YM Unity	Marshall Is.	1/01 – 7/02	1/01 – 12/31	1/01 – 12/31
Dune Shipping Corp.(4)	MSC Cristina	Marshall Is.	—	1/01 – 1/12	1/01 – 12/31
Citrine Shipping Corporation	—	Marshall Is.	—	—	—
Cavalli Navigation Inc.	—	Marshall Is.	—	—	—
Seymour Trading Limited	Navios Altair I	Marshall Is.	6/07 – 12/31	—	—
Goldie Services Company	Navios Symmetry	Marshall Is.	5/21 – 12/31	—	—
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	5/09 – 12/31	—	—
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	8/31 – 12/31	—	—
Triangle Shipping Corporation	Navios Mars	Marshall Is.	8/31 – 12/31	—	—
Chartered-in vessels
Cavos Navigation Co.	Navios Libra	Marshall Is.	—	—	—
Other
Prosperity Shipping Corporation	—	Marshall Is.	—	—	—
Aldebaran Shipping Corporation	—	Marshall Is.	—	—	—
JTC Shipping and Trading Ltd.(7)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

(1) The vessel was sold on December 21, 2017 (see Note 7 – Vessels, net).

(2) The vessel was sold on April 21, 2017 (see Note 7 – Vessels, net).

(3) The vessels were sold on July 2, 2018 (see Note 7 – Vessels, net).

(4) The vessel was sold on January 12, 2017 (see Note 7 – Vessels, net).

(5) The vessel was sold on December 14, 2018 (see Note 7 – Vessels, net).

(6) The vessel was sold on December 4, 2018 (see Note 7 – Vessels, net).

(7) Not a vessel-owning subsidiary and only holds right to charter-in contracts.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues. For the year ended December 31, 2016, HMM, Yang Ming and Mediterranean Shipping Co. S.A. accounted for 29.6%, 13.0% and 11.6%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2019), provides us with a strong base of stable cash flows.

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

Under the management agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support, maintenance and insurance. On November 14, 2017, Navios Partners extended the duration of its existing Management Agreement with the

Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees are: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; and (d) $6,700 daily rate per Container vessel of TEU 6,800. Costs associated with special surveys, drydocking expenses and certain extraordinary items under this agreement are reimbursed by Navios Partners at cost at occurrence.

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

A. Operating results

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table presents consolidated revenue and expense information for the years ended December 31, 2018 and 2017. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2018	Year Ended December 31, 2017
Time charter and voyage revenues (includes related party revenue of $0.1 million and $0.7 million for each of the years ended December 31, 2018 and 2017, respectively)	$231,361	$211,652
Time charter and voyage expenses	(10,024)	(4,158)
Direct vessel expenses	(6,180)	(7,172)
Management fees (entirely through related parties transactions)	(68,871)	(67,310)
General and administrative expenses	(18,458)	(17,163)
Depreciation and amortization	(58,334)	(72,760)
Vessel impairment losses	(44,344)	(32,677)
Interest expense and finance cost, net	(42,766)	(38,225)
Interest income	4,408	3,277
Gain on change in control	—	4,068
Other income	1,554	9,884
Other expense	(5,384)	(5,133)
Equity in net earnings of affiliated companies	3,957	866

Net loss	$(13,081)	$(14,851)
Less: Net income attributable to the noncontrolling interest	—	(239)

Net loss attributable to Navios Partners unitholders	$(13,081)	$(15,090)

Time charter and voyage revenues: Time charter and voyage revenues for Navios Partners for the year ended December 31, 2018 increased by $32.1 million, or 16.1%, to $231.4 million, as compared to $199.3 million for the same period in 2017. The increase in time charter and voyage revenues was mainly attributable to: (i) the increase in revenue following the acquisition of seven vessels in 2017 and five vessels in 2018; and (ii) the increase in the TCE rate to $16,458 per day for the year ended December 31, 2018, from $16,025 per day for the year ended December 31, 2017 due to the increase in the freight market. That increase was partially mitigated by the decrease in revenue due to the sales of the MSC Cristina, the Navios Apollon and the Navios Gemini S in 2017 and the YM Unity, the YM Utmost, the Navios Felicity and the Navios Libra II in 2018. The available days of the fleet increased to 13,448 days for the year ended December 31, 2018, as compared to 12,193 days for the year ended December 31, 2017, mainly due to the increased fleet.

Time charter and voyage revenues from Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017 amounted to $12.4 million. Available days of the fleet were 627 days for the period from April 28, 2017 (date of inception) to August 29, 2017 and TCE rate for the period amounted to $19,338.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2018 increased by $5.9 million to $10.0 million, as compared to $4.2 million for the year ended December 31, 2017. The increase was mainly attributable to a: (i) $3.6 million increase in bunkers expenses; (ii) $2.1 million increase in loading and discharging port expenses related to the freight voyages in 2018; and (iii) $0.4 million increase in brokers’ commissions due to the increased fleet and other voyage expenses. The increase was partially mitigated by a $0.2 million time charter and voyage expenses of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet, amounted to $6.2 million for the year ended December 31, 2018, as compared to $7.2 million for the year ended December 31, 2017, in total, out of which $6.7 million related to Navios Partners’ vessels and $0.5 million related to Navios Containers’ vessels.

Management fees: Management fees for the year ended December 31, 2018, increased by $1.6 million, or 2.3%, to $68.9 million, as compared to $67.3 million for the year ended December 31, 2017. The increase was mainly attributable to: (i) an $11.1 million increase in management fees paid to the Manager due to the increased number of owned vessels in Navios Partners’ fleet; and (ii) a $0.5 million increase in management fees due to the increase in daily rate pursuant to the amended management agreement in November 2017. The increase was partially mitigated by a: (i) $2.7 million decrease in management fees due to the sale of the YM Unity and the YM Utmost in July 2018; (ii) $0.1 million decrease in management fees due to the sale of the Navios Felicity and Navios Libra II in December 2018; (iii) $2.0 million decrease in management fees due to the sale of three vessels in 2017; (iv) $4.7 million management fees of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017; and (v) $0.4 million of management fees for the five MOL Containerships for the period from May 25, 2017 to June 8, 2017.

General and administrative expenses: General and administrative expenses increased by $1.3 million, or 7.5%, to $18.5 million for the year ended December 31, 2018, as compared to $17.2 million for the year ended December 31, 2017. The increase was mainly due to a: (i) $1.0 million increase in administrative fees paid to the Manager due to the increased number of owned vessels in Navios Partners’ fleet; (ii) $0.5 million increase in equity compensation expense; and (iii) $0.5 million increase in compensation to the directors and/ or officers of the Company (see Note 10—Accrued Expenses). The above increase was partially mitigated by a: (i) $0.1 million net decrease in legal and professional fees, as well as audit fees and other administrative expenses; and (ii) $0.7 million general and administrative expenses of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017.

For the year ended December 31, 2018 and 2017, the expenses charged by the Manager for administrative fees, including Navios Containers administrative fees for the period from April 28, 2017 (date of Navios Containers’ inception) to August 29, 2017, were $9.3 million and $8.9 million, respectively.

Depreciation and amortization: Depreciation and amortization amounted to $58.3 million for the year ended December 31, 2018 compared to $72.8 million for the year ended December 31, 2017. The decrease of $14.4 million was mainly attributable to a: (i) $6.8 million decrease in amortization of the Navios Aurora II favorable lease intangible which was fully amortized during the fourth quarter of 2017; (ii) $4.8 million amortization expense of the intangibles for the five MOL Containerships for the period from April 28, 2017 (date of inception) to August 29, 2017; (iii) $2.9 million decrease in depreciation expense due to the sale of the YM Unity and the YM Utmost in July 2018; (iv) $2.5 million decrease in depreciation expense of one of our vessels as a result of the impairment test performed in the fourth quarter of the fiscal year 2017; (v) $1.8 million decrease in depreciation expense due to the sale of two vessels in 2017; (vi) $0.8 million amortization expense of the intangibles for the five MOL Containerships for the period from May 25, 2017 to June 8, 2017; (vii) $0.3 million decrease in amortization of the Navios Sagittarius favorable lease intangible which was fully amortized during the fourth quarter of 2018; (viii) $0.2 million decrease in depreciation expense due to the sale of the Navios Libra II and the Navios Felicity in December 2018; and (ix) $0.1 million depreciation expense of the Navios Containers vessels for the period from April 28, 2017 (date of inception) to August 29, 2017. The above decrease was partially mitigated by a $5.8 million increase in depreciation expense due to the delivery of seven vessels in 2017 and five vessels in 2018. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk vessels and containerships, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to twelve years, at inception.

Vessel impairment losses: During the year ended December 31, 2018, Navios Partners recognized: (i) an impairment loss of $37.9 million related to the sale of the YM Unity and the YM Utmost which was completed on July 2, 2018; (ii) an impairment loss of $5.3 million related to the sale of the Navios Felicity which was completed on December 4, 2018; and (iii) an impairment loss of $1.2 million related to the sale of the Navios Libra II which was completed on December 14, 2018. During the year ended December 31, 2017, Navios Partners recognized: (i) an impairment loss of $30.3 million for one of its vessels; and (ii) an impairment loss of $2.4 million related to the sale of the Navios Gemini S which was completed on December 21, 2017 (see Note 7 — Vessels, net).

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2018 increased by $4.5 million, or 11.9%, to $42.8 million, as compared to $38.2 million for the year ended December 31, 2017. The increase was mainly due to a: (i) $7.5 million increase in interest expense related to Navios Partners’ credit facilities, mainly due to the increase of the weighted average interest rate for the year ended December 31, 2018 to 6.85% from 5.76% for the same period in 2017; and (ii) $0.4 million write-off of the deferred finance fees following the repayments of the DVB Credit Facility on July 2, 2018, the BNP Credit Facility and the March 2018 Credit Facility on December 13, 2018. The above increase was partially mitigated by a: (i) $2.3 million net decrease in the amortization of the deferred finance fees mainly due to the write-off of the deferred finance fees and discount following the refinancing of the Term Loan B Facility on March 14, 2017; (ii) $0.5 million write-off of the deferred finance fees following the repayment of the April 2015 Credit Facility on January 12, 2017; and (iii) $0.6 million interest expense and finance cost from Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017. Navios Partners’ average loan balance amounted to $510.1 million for the year ended December 31, 2018 as compared to $499.8 million for the same period of 2017.

Interest income: Interest income increased by $1.1 million to $4.4 million for the year ended December 31, 2018, as compared to $3.3 million for the year ended December 31, 2017.

Other income: Other income for the year ended December 31, 2018 amounted to $1.6 million, as compared to $9.9 million for the year ended December 31, 2017. The decrease was mainly attributable to a $9.4 million decrease in relation to the claims submitted under the Navios Holdings Guarantee agreement. The above decrease was partially mitigated by a $1.1 million increase in other miscellaneous income.

Other expense: Other expense for the year ended December 31, 2018 amounted to $5.4 million as compared to $5.1 million for the year ended December 31, 2017. The decrease of $0.3 million was mainly attributable to a: (i) $1.5 million allowance for doubtful accounts; and (ii) $1.3 million loss related to the disposal of the MSC Cristina, both recognized in the first quarter of 2017. The above decrease was partially mitigated by a: (i) $2.0 million write down of the guarantee claim receivable; and (ii) $1.0 million increase in other miscellaneous expenses.

Equity in net earnings of affiliated companies: Equity net earnings of affiliated companies for the year ended December 31, 2018 amounted to $4.0 million as compared to $0.9 million for the year ended December 30, 2017. The amount of $4.0 million mainly consisted of a $4.5 million income related to the investment in Navios Containers partially mitigated by a $0.6 million other-than-temporary impairment on dividend in kind (see Note 20 — Investment in Affiliates).

Net loss: Net loss for the year ended December 31, 2018 amounted to $(13.1) million compared to $(14.8) million for the year ended December 31, 2017. The decrease in net loss of $1.8 million was due to the factors discussed above.

Net income attributable to the noncontrolling interest: Net income attributable to the noncontrolling interest amounted to $(0.2) million for the period from April 28, 2017 (date of Navios Containers’ inception) to August 29, 2017.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2018 of $77.9 million, as compared to $92.6 million for the year ended December 31, 2017. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

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

	Year Ended December 31, 2017 (In thousands of U.S dollars)	Year Ended December 31, 2016 (In thousands of U.S dollars)
Time charter and voyage revenues (includes related party revenue of $0.7 million and $1.9 million for the years ended December 31, 2017 and 2016, respectively)	$211,652	$190,524
Time charter and voyage expenses	(4,158)	(5,673)
Direct vessel expenses	(7,172)	(6,381)
Management fees (entirely through related parties transactions)	(67,310)	(59,209)
General and administrative expenses	(17,163)	(12,351)
Depreciation and amortization	(72,760)	(92,370)
Vessel impairment losses	(32,677)	(27,201)
Loss on sale of securities	—	(19,435)
Interest expense and finance cost, net	(38,225)	(31,247)
Interest income	3,277	541
Gain on change in control	4,068	—
Other income	9,884	14,523
Other expense	(5,133)	(4,270)
Equity in net earnings of affiliated companies	866	—

Net loss	$(14,851)	$(52,549)
Less: Net income attributable to the noncontrolling interest	$(239)	—

Net loss attributable to Navios Partners unitholders	$(15,090)	$(52,549)

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

Management fees: Management fees for the year ended December 31, 2017, increased by $8.1 million, or 13.7%, to $67.3 million, as compared to $59.2 million for the year ended December 31, 2016. The increase was mainly attributable to a: (i) $7.3 million in management fees paid to the Manager due to the increased number of owned vessels in Navios Partners’ fleet; (ii) $4.7 million management fees of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017; and (iii) $0.4 million management fees for the five Containerships, first acquired by Navios Partners from Rickmers Trust. The increase was partially mitigated by $4.2 million decrease in management fees due to the sale of the MSC Cristina in January 2017, the Navios Apollon in April 2017 and the Navios Gemini S in December 2017.

General and administrative expenses: General and administrative expenses increased by $4.8 million, or 39.0%, to $17.2 million for the year ended December 31, 2017, as compared to $12.4 million for the year ended December 31, 2016. The increase was mainly due to a: (i) $1.8 million increase in compensation to the directors and/ or officers of the Company (see Note 10—Accrued Expenses); (ii) $1.8 million related to equity compensation expense; (iii) $0.6 million increase in administrative fees paid to the Manager due to the increased number of vessels in Navios Partners’ fleet; and (iv) $0.7 million general and administrative expenses from Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017. The above increase was partially mitigated by a $0.1 million decrease in legal and professional fees, as well as audit and recurring directors’ fees.

For the year ended December 31, 2017 and 2016, the expenses charged by the Manager for administrative fees, including Navios Containers administrative fees for the period from April 28, 2017 (date of Navios Containers’ inception) to August 29, 2017 were $8.9 million and $7.8 million, respectively.

Depreciation and amortization: Depreciation and amortization amounted to $72.8 million for the year ended December 31, 2017 compared to $92.4 million for the year ended December 31, 2016. The decrease of $19.6 million was mainly attributable to a: (i) $20.5 million accelerated amortization and $3.5 million decrease in amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles which were written off during the third quarter of 2016; and (ii) $3.2 million decrease in depreciation expense due to the sale of the MSC Cristina in January 2017, the Navios Apollon in April 2017 and the Navios Gemini S in December 2017. The above decrease was partially mitigated by a: (i) $4.8 million amortization expense of Navios Containers intangibles for the period from April 28, 2017 (date of inception) to August 29, 2017; (ii) $0.6 million increase in depreciation expense due to the delivery of the Navios Beaufiks in the fourth quarter of 2016; (iii) $1.0 million increase in depreciation expense due to the delivery of the Navios Prosperity I and the Navios Ace in the second quarter of 2017; (iv) $1.8 million increase in depreciation expense due to the delivery of the Navios Libertas, the Navios Sol, the Navios Christine B, the Navios Aster and the Navios Symphony in the third quarter of 2017; (v) $0.8 million increase in amortization of the intangibles for the five Containerships, first acquired by Navios Partners from Rickmers Trust; and (vi) $0.1 million depreciation expense of the Navios Containers vessels for the period from April 28, 2017 (date of inception) to August 29, 2017. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to twelve years, at inception.

Vessel impairment losses: During the year ended December 31, 2017, Navios Partners recognized: (i) an impairment loss of $30.3 million for one of its vessels; and (ii) an impairment loss of $2.4 million related to the sale of the Navios Gemini S which was completed on December 21, 2017. During the year ended December 31, 2016, Navios Partners recognized: (i) an impairment loss of $17.2 million related to the sale of the MSC Cristina, which was held for sale as of December 31, 2016; and (ii) an impairment loss of $10.0 million related to the sale of the Navios Apollon which was completed on April 21, 2017 (see Note 7 — Vessels, net).

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

Net income attributable to the noncontrolling interest: Net income attributable to the noncontrolling interest amounted to $0.2 million for the period from April 28, 2017 (date of Navios Containers’ inception) to August 29, 2017.

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

B. Liquidity and Capital Resources

Credit facilities

As of December 31, 2018, the total borrowings, net of deferred finance fees and discount under the Navios Partners’ credit facilities were $507.5 million.

Term Loan B Facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B Facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B Facility.

During 2016, Navios Partners prepaid $25.0 million of the Term Loan B Facility. The prepayment was fully applied to the balloon payment. Following the prepayment of May 2016, an amount of $0.2 million was written-off from the deferred finance fees.

On March 14, 2017, Navios Partners completed the issuance of a new $405.0 million Term Loan B Facility. The new Term Loan B Facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 14, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Facility to: (i) refinance the existing Term Loan B; and (ii) pay fees and expenses related to the Term Loan B. Following the refinancing of the Term Loan B Facility, an amount of $1.9 million and $1.3 million was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53.0 million add-on to its existing Term Loan B Facility. The add-on to the Term Loan B Facility bore the same terms as the Term Loan B Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and guaranteed by each subsidiary of Navios Partners. During the year ended December 31, 2018, four drybulk vessels were released from security of the Term Loan B Facility and in exchange, five drybulk vessels and $2.0 million in cash substituted the released vessels, as collateral to the Term Loan B Facility.

The Term Loan B Facility requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, prepayment and cure provisions.

As of December 31, 2018, the outstanding balance of the Term Loan B Facility was $411.9 million, net of discount of $6.6 million, and is repayable in six quarterly installments of $5.7 million with a final payment of $384.1 million, including the last installment on the last repayment date. The final maturity date is September 14, 2020.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32.0 million (divided into two tranches) in order to finance a portion of the purchase price of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17.0 million was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15.0 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15.1 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees as of December 31, 2018. As of December 31, 2018, the outstanding balance of the second tranche of the BNP Credit Facility was $12.9 million, and is repayable in eleven equal consecutive quarterly installments of $0.4 million each, with a final balloon payment of $8.3 million to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

DVB Credit Facilities: On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16.2 million of the Commerzbank/DVB Credit Facility (the “July 2012 Credit Facility”). On November 10, 2016, Navios Partners prepaid $28.1 million in cash for the settlement of a nominal amount of $30.2 million of the July 2012 Credit facility achieving a $2.1 million gain on debt repayment. The prepayments of 2016 of this facility were accounted for as debt modification in accordance with ASC470 Debt. Following these prepayments, an amount of $0.2 million was written-off from the deferred finance fees.

On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB Credit Facility”) of up to $39.0 million (divided into four tranches) in order to refinance the existing July 2012 Credit Facility and an additional amount of $7.0 million to partially finance the acquisition of the Navios Prosperity I. The amounts of $7.0 million and $32.0 million were drawn on June 30, 2017 and November 3, 2017, respectively. On July 2, 2018, Navios Partners repaid the outstanding balance of the three tranches in the amount of $20.2 million.

Following this repayment, an amount of $0.2 million was written-off from the deferred finance fees as of June 30, 2018. As of December 31, 2018, the outstanding balance of the DVB Credit Facility was $13.0 million and is repayable in one quarterly installment of $0.75 million and seven consecutive quarterly installments of $0.57 million each, with a final balloon payment of $8.25 million to be repaid on the last repayment date. The facility matures in the fourth quarter of 2020 and bears interest at LIBOR plus 310 bps per annum.

On July 31, 2018, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB $44m Credit Facility”) of up to $44.0 million (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17.5 million and $26.5 million were drawn on August 30, 2018, respectively. As of December 31, 2018, the outstanding balance of the DVB $44m Credit Facility was $43.2 million and is repayable in 19 consecutive quarterly installments of $0.8 million, with a final balloon payment of $28.1 million to be repaid on the last repayment date. The facility matures in the third quarter of 2023 and bears interest at LIBOR plus 290 bps per annum.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “February 2019 Credit Facility”) of up to $66.0 million (divided into four tranches) in order to refinance four Capesize vessels. The credit facility has a term of approximately 5.0 years and bears interest at LIBOR plus 260 bps per annum. As of April 8, 2019, no amount has been drawn under this facility.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. (the “March 2018 Credit Facility”) of up to $14.3 million (divided into two tranches) in order to finance a portion of the purchase of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the March 2018 Credit Facility of $7.15 million was drawn. On June 1, 2018 the second tranche of the March 2018 Credit Facility of $7.15 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6.6 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees as of December 31, 2018. As of December 31, 2018, the outstanding balance of the March 2018 Credit Facility was $6.6 million and is repayable in 18 equal consecutive quarterly installments of $0.3 million, with a final balloon payment of $1.2 million to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

ABN AMRO Credit Facility: On June 23, 2016, Navios Partners entered into the “June 2016 Credit Facility” of up to $30.0 million to be used for the general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of December 31, 2018, there was no outstanding amount under this facility.

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164.0 million (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-postpanamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83.0 million was cancelled. The final maturity date was April 20, 2022. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $0.5 million was written-off from the deferred finance fees. As of December 31, 2018, there was no outstanding amount under this facility.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60.0 million (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility bore interest at LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew down $21.0 million from Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this prepayment, an amount of $0.6 million was written off from the deferred finance fees. As of December 31, 2018, there was no outstanding amount under this facility.

NIBC Credit Facility: On December 26, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. (the “December 2018 Credit Facility”) of up to $28.5 million (divided into three tranches) in order to refinance three Ultra-Handymax vessels. The credit facility has a term of approximately 5.0 years and bears interest at LIBOR plus 275 bps per annum. As of December 31, 2018, no amount has been drawn under this facility.

DNB Credit Facility: On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA (the “April 2019 Credit Facility”) of up to $40.0 million (divided into two tranches) in order to refinance two Capesize vessels. The credit facility has a term of approximately 5.0 years and bears interest at LIBOR plus 275 bps per annum. As of April 8, 2019, no amount has been drawn under this facility.

Financial Liabilities: In December 2018, the Company entered into two sale and leaseback agreements of $25.0 million in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive average monthly payments of approximately $0.16 million each. As of December 31, 2018, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and Navios

Beaufiks was $24.8 million in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6.3 million per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20.0 million, with an unrelated third party for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $0.01 million each. The agreement matures in the second quarter of 2029, with a purchase obligation of $6.3 million on the last repayment date. As of April 8, 2019, no amount has been drawn under this agreement.

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

The Financial Liabilities have no financial covenants.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2018, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

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

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. As of December 31, 2018, Navios Partners’ current assets totaled $111.1 million, while current liabilities totaled $52.3 million, resulting in a positive working capital position of $58.8 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

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

Navios Partners’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through twelve months from April 8, 2019.

Please See “Item 4.A — History and Development of the Partnership” for further discussion of Navios Partners’ Liquidity and Capital Resources.

Cash flows for the year ended December 31, 2018 compared to the year ended December 31, 2017:

The following table presents cash flow information for the years ended December 31, 2018 and 2017. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Partners for the respective periods.

	Year Ended December 31, 2018	Year Ended December 31, 2017
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$68,319	$53,499
Net cash used in investing activities	(67,888)	(187,211)
Net cash provided by financing activities	31,091	138,557

Net increase in cash, cash equivalents and restricted cash	$31,522	$4,845

Cash provided by operating activities for the year ended December 31, 2018 as compared to the cash provided by operating activities for the year ended December 31, 2017:

Net cash provided by operating activities increased by $14.8 million to $68.3 million inflow for the year ended December 31, 2018, as compared to $53.5 million inflow for the same period in 2017.

Net loss decreased by $1.8 million to a net loss of $(13.1) million for the year ended December 31, 2018, from a net loss of $(14.8) million for the year ended December 31, 2017. In determining net cash provided by operating activities for the year ended December 31, 2018, net loss was adjusted for the effects of certain non-cash items, including $58.3 million depreciation and amortization, $37.9 million impairment loss in relation to the sale of the YM Unity and the YM Utmost, $5.3 million impairment loss in relation to the sale of the Navios Felicity, $1.2 million impairment loss in relation to the sale of the Navios Libra II, $12.5 million non-cash accrued interest income and amortization of deferred revenue, $0.3 million non-cash interest income from receivable from affiliates, $7.3 million amortization and write-off of deferred finance costs and discount, $6.2 million amortization of deferred drydock and special survey costs, $4.0 million equity in net earnings of affiliated companies and $2.5 million equity compensation expense. For the year ended December 31, 2017, net loss was adjusted for the effects of certain non-cash items, including $72.8 million depreciation and amortization, $32.7 million impairment loss for two of our vessels, $12.5 million non-cash accrued interest income and amortization of deferred revenue, $0.2 million non-cash interest income from receivable from affiliates, $9.7 million amortization and write-off of deferred finance costs and discount, $6.7 million amortization of deferred drydock and special survey costs, $0.9 million equity in net earnings of affiliated companies, $1.9 million equity compensation expense, $1.5 million allowance for doubtful accounts, $1.3 million loss related to the disposal of the MSC Cristina and $4.1 million gain on change in control.

Accounts receivable increased by $0.3 million, from $14.1 million at December 31, 2017, to $14.4 million at December 31, 2018 due to the increase in amounts due from charterers.

Accounts payable increased by $1.1 million, from $3.7 million at December 31, 2017, to $4.8 million at December 31, 2018. The increase was mainly attributable to an increase in legal and professional payables by $0.2 million, an increase in brokers’ payable by $0.3 million and an increase in other payables by $0.6 million.

Accrued expenses decreased by $3.4 million, from $8.8 million at December 31, 2017 to $5.4 million at December 31, 2018.The decrease was mainly attributable to a decrease in accrued bonus, legal and professional fees by $4.7 million, partially mitigated by an increase in accrued voyage expenses by $1.0 million and an increase in accrued loan interest by $0.3 million.

Deferred revenue primarily related to cash received from charterers prior to it being earned. Deferred revenue, net of commissions related to Navios Partners increased by $0.1 million from $3.0 million at December 31, 2017, to $3.2 million at December 31, 2018.

Amounts due from related parties consisted of management fees and drydocking expenses including amounts needed for compliance with IMO regulations prepaid to Navios Holdings in accordance with the Management and Administrative Service agreements and the Navios Holdings Guarantee of up to $20.0 million. Amounts due from related parties increased by $12.0 million from $45.4 million at December 31, 2017, to $57.4 million at December 31, 2018.

Payments for drydock and special survey costs incurred for certain vessels of the fleet in the twelve month period ended December 31, 2018 and 2017 were $4.3 million and $3.3 million, respectively.

Cash used in investing activities for the year ended December 31, 2018 as compared to the cash used in investing activities for the year ended December 31, 2017:

Net cash used in investing activities decreased by $119.3 million to $67.9 million outflow for the year ended December 31, 2018, as compared to $187.2 million outflow for the same period in 2017.

Cash used in investing activities of $67.9 million for the year ended December 31, 2018 was mainly due to: (i) a $79.0 million paid for the acquisition of the Navios Mars and the Navios Sphera delivered on August 31, 2018; (ii) a $36.9 million paid for the acquisition of the Navios Apollon I, the Navios Symmetry and the Navios Altair I delivered in the second quarter of 2018; (iii) a $14.5 million investment in Navios Containers on March 13, 2018; (iv) a $5.6 million loan granted to Navios Europe II; (v) a $10.0 million loan granted to Navios Europe I; and (vi) a $2.9 million deposit and capital expenses for the option to acquire the newbuilding Panamax vessel expected to be delivered in the second half of 2019. The above decrease was partially mitigated by: (i) a $67.0 million proceeds from the sale of the YM Unity and the YM Utmost on July 2, 2018; (ii) a $4.7 million proceeds from the sale of the Navios Felicity; (iii) a $4.6 million proceeds from the sale of the Navios Libra II; and (iv) a $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in investing activities of $187.2 million for the year ended December 31, 2017 was mainly due to: (i) a $158.2 million acquisition of the seven drybulk vessels in 2017; (ii) a $115.9 million acquisition of the 14 Containerships from Rickmers Trust, net of cash; (iii) a $19.8 million decrease in cash balance representing the cash held by Navios Containers on the date of its deconsolidation; (iv) a $10.0 million investment in Navios Containers on November 9, 2017; (v) an $8.5 million loan granted to Navios Europe II and a $0.5 million loan granted to Navios Europe I; (vi) a $4.1 million payment for the transfer to Navios Partners the rights of Navios Holdings on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I; and (vii) a $2.8 million deposit for the option to acquire the newbuilding Panamax vessel expected to be delivered in the second half of 2019. The above decrease was partially mitigated by: (i) $113.8 million of proceeds from the sale of the MSC Cristina, the Navios Apollon and the Navios Gemini S; (ii) $14.0 million of proceeds from Navios Containers in relation to the seller’s credit; and (iii) $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash provided by financing activities for the year ended December 31, 2018 as compared to the cash provided by financing activities for the year ended December 31, 2017:

Net cash provided by financing activities decreased by $107.5 million to $31.1 million inflow for the year ended December 31, 2018, as compared to $138.6 million inflow for the same period in 2017.

Cash provided by financing activities of $31.1 million for the year ended December 31, 2018 was due to: (i) $34.1 million of proceeds from the issuance of 18,422,000 common units and 375,959 additional general partner units, net of offering costs, related to the public offering on February 21, 2018; (ii) $0.1 million of proceeds from the issuance of 57,848 general partner units related to the issuance of 1,464,494 restricted common units in December 2018 and 1,370,044 restricted common units, in January 2018; (iii) $14.3 million of proceeds from the March 2018 Credit Facility; (iv) $44.0 million of proceeds from the DVB $44m Credit Facility; and (v) $25.0 million proceeds from the sale and leaseback agreement. This overall increase was partially offset by: (i) loan and financial liability repayments of $74.9 million; (ii) a payment of a total cash distribution of $10.3 million; and (iii) a payment of $1.2 million of deferred finance fees relating to the March 2018 Credit Facility, the DVB $44m Credit Facility and the sale and leaseback transaction.

Cash provided by financing activities of $138.6 million for the year ended December 31, 2017 was due to: (i) $514.7 million of proceeds from the new Term Loan B Facility including the add-on, net of discount and the new credit facilities; (ii) $98.0 million of proceeds from the issuance of 47,795,000 common units and 975,408 additional general partner units, net of offering costs, related to the public offering in March 2017; (iii) $2.3 million of proceeds from the issuance of 1,200,442 common units and 24,498 additional general partner units related to the Continuous Offering Program Sales Agreement; (iv) $0.5 million of proceeds from the issuance of 266,876 additional general partner units relating to the transfer of Navios Europe I Loans; (v) $0.6 million of proceeds from the issuance of 361,444 restricted common units and 12,244 additional general partner units related to the acquisition of the vessels from Rickmers Trust; (vi) proceeds of $60.1 million from the credit facilities of Navios Containers, net of discount; and (vii) $17.3 million of proceeds from noncontrolling interest. This overall increase was partially offset by: (i) loan repayments of $546.5 million; (ii) payment of $7.8 million of deferred finance fees related to the refinancing of the Term Loan B Facility and the new credit facilities; and (iii) a $0.7 million issuance cost relating to the transfer of Navios Europe I Loans.

Cash flows for the year ended December 31, 2017 compared to the year ended December 31, 2016:

The following table presents cash flow information for the years ended December 31, 2017 and 2016. This information was derived from the audited consolidated statements of cash flows of Navios Partners for the respective periods.

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$53,499	$61,813
Net cash (used in)/ provided by investing activities	(187,211)	5,051
Net cash provided by/ (used in) financing activities	138,557	(76,315)

Increase/ (decrease) in cash, cash equivalents and restricted cash	$4,845	$(9,451)

Cash provided by operating activities for the year ended December 31, 2017 as compared to the cash provided by operating activities for the year ended December 31, 2016:

Net cash provided by operating activities decreased by $8.3 million to $53.5 million for the year ended December 31, 2017, as compared to $61.8 million for the same period in 2016.

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

Cash used in investing activities of $187.2 million for the year ended December 31, 2017 was mainly due to: (i) a $158.2 million acquisition of the seven drybulk vessels in 2017; (ii) a $115.9 million acquisition of the 14 Containerships from Rickmers Trust, net of cash; (iii) a $19.8 million decrease in cash balance representing the cash held by Navios Containers on the date of the deconsolidation; (iv) a $10.0 million investment in Navios Containers on November 9, 2017; (v) an $8.5 million loan granted to Navios Europe II and a $0.5 million loan granted to Navios Europe I; (vi) a $4.1 million payment for the transfer to Navios Partners the rights of Navios Holdings on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I; and (vii) a $2.8 million deposit for the acquisition of a bulk carrier vessel expected to be delivered in the second half of 2019. The above decrease was partially mitigated by: (i) $113.8 million of proceeds from the sale of the MSC Cristina, the Navios Apollon and the Navios Gemini S; (ii) $14.0 million of proceeds from Navios Containers in relation to the seller’s credit; and (iii) $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

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

Cash provided by financing activities for the year ended December 31, 2017 as compared to the cash used in financing activities for the year ended December 31, 2016:

Net cash provided by financing activities increased by $214.9 million to $138.6 million inflow for the year ended December 31, 2017, as compared to $76.3 million outflow for the same period in 2016.

Cash provided by financing activities of $138.6 million for the year ended December 31, 2017 was due to: (i) $514.7 million of proceeds from the new Term Loan B Facility including the add-on, net of discount and the new credit facilities; (ii) $98.0 million of proceeds from the issuance of 47,795,000 common units and 975,408 additional general partner units, net of offering costs, related to the public offering in March 2017; (iii) $2.3 million of proceeds from the issuance of 1,200,442 common units and 24,498 additional general partner units related to the Continuous Offering Program Sales Agreement; (iv) $0.5 million of proceeds from the issuance of 266,876 additional general partner units relating to the transfer of Navios Europe I Loans; (v) $0.6 million of proceeds from the issuance of 361,444 restricted common units and 12,244 additional general partner units related to the acquisition of the vessels from Rickmers Trust; (vi) proceeds of $60.1 million from the credit facilities of Navios Containers, net of discount; and (vii) $17.3 million of proceeds from noncontrolling interest. This overall increase was partially offset by: (i) loan repayments of $546.5 million; (ii) payment of $7.8 million of deferred finance fees related to the refinancing of the Term Loan B Facility and the new credit facilities; and (iii) a $0.7 million issuance cost relating to the transfer of Navios Europe I Loans.

Cash used in financing activities of $76.3 million for the year ended December 31, 2016 was due to: (i) loan repayments of $104.6 million; and (ii) a payment of $1.1 million of deferred financing costs relating to the June 2016 Credit Facility and the Navios Holdings Credit Facility. This overall decrease was partially offset by: (i) proceeds of $29.0 million on June 23, 2016, under the June 2016 Credit Facility; and (ii) $0.4 million of proceeds from the issuance of 244,201 common units and additional general partner units in November 2016, net of offering costs.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$68,319	$53,499 (2)	$61,813 (2)
Net increase in operating assets	19,926	35,532 (2)	31,847 (2)
Increase/ (decrease) in operating liabilities	2,542	5,033	(4,524)
Net interest cost	38,358	34,949	30,706
Amortization and write-off of deferred financing cost	(7,258)	(9,744)	(4,003)
Non cash accrued interest income and amortization of deferred revenue	12,522	12,512	5,717
Equity compensation expense	(2,450)	(1,904)	(93)
Gain on change in control	—	4,068	—
Vessel impairment losses	(44,344)	(32,677)	(27,201)
Non cash accrued interest income from receivable from affiliates	272	204	—
Loss on sale of securities	—	—	(19,435)
Gain on debt repayment	—	—	2,140
Allowance for doubtful accounts	—	(1,495)	—
Loss on vessel disposal	(53)	(1,260)	—
Noncontrolling interest	—	(239)	—
Write down of guarantee claim receivable	(2,000)	—	—
Equity in earnings of affiliates, net of dividends received	3,957	866	(59)

EBITDA(1)	$89,791	$99,344	$76,908
Allowance for doubtful accounts	—	1,495	—
Loss on vessel disposal	—	1,260	—
Equity compensation expense	2,450	1,904	—
Reactivation cost	—	447	—
Gain on change in control	—	(4,068)	—
Vessel impairment losses	44,344	32,677	27,201
Loss on sale of securities	—	—	19,435
Other than temporary impairment on dividend in kind	560	—	—
Write down of guarantee claim receivable	2,000	—	—

Adjusted EBITDA	$139,145	$133,059	$123,544
Cash interest income	739	1,045	7
Cash interest paid	(35,244)	(26,630)	(26,694)
Maintenance and replacement capital expenditures	(26,787)	(14,859)	(11,899)

Operating Surplus	$77,853	$92,615	$84,958

(1)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$68,319	$53,499	$61,813
Net cash (used in)/ provided by investing activities	$(67,888)	$(187,211)	$5,051
Net cash provided by/ (used in) financing activities	$31,091	$138,557	$(76,315)

(2)

The net cash provided by operating activities and net increase in operating assets presented in this table have been revised to reflect the adoption of ASU 2016-18, which was effective beginning the first quarter ended March 31, 2018 and applied retrospectively to the years ended December 31, 2017 and 2016.

EBITDA and Adjusted EBITDA

EBITDA represents net income/ (loss) attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before equity compensation expense, loss on vessel disposal, vessel impairment losses, allowance for doubtful accounts, reactivation costs, gain on change in control, other-than-temporary impairment on dividend in kind and write-down of a guarantee claim receivable. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net (increase)/decrease in operating assets; (ii) net (decrease)/increase in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance charges and other related expenses; (v) allowance for doubtful accounts; (vi) equity in net earnings of affiliated companies; (vii) payments for drydock and special survey costs; (viii) gain/(loss) on sale of assets/subsidiaries; (ix) impairment charges; (x) non-cash accrued interest income and amortization of deferred revenue; (xi) gain/(loss) on debt repayments; (xii) equity compensation expense; (xiii) gain on change in control; (xiv) noncontrolling interest; (xv) non-cash accrued interest income from receivable from affiliates; and (xvi) write-down of a guarantee claim receivable. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

EBITDA of Navios Partners for the year ended December 31, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss on the sale of the YM Unity and the YM Utmost; (ii) $5.3 million impairment loss on the sale of the Navios Felicity; (iii) $2.5 million equity compensation expense; (iv) $2.0 million write down of a guarantee claim receivable; (v) $1.2 million impairment loss on the sale of the Navios Libra II; and (vi) $0.6 million other-than-temporary impairment on dividend in kind. EBITDA of Navios Partners for the year ended December 31, 2017 was negatively affected by the accounting effect of a: (i) $4.1 million gain on change in control from Navios Containers’ deconsolidation; (ii) $30.3 million impairment loss on the Navios Hope; (iii) $2.4 million impairment loss on the sale of the Navios Gemini S; (iv) $1.5 million allowance for doubtful accounts; (v) $1.3 million loss related to the sale of the MSC Cristina; and (vi) $1.9 million equity compensation expense. Excluding these items, Adjusted EBITDA increased by $12.6 million to $139.1 million for the year ended December 31, 2018, as compared to $126.6 million for the same period in 2017. The increase in Adjusted EBITDA was primarily due to a: (i) $32.1 million increase in revenue; and (ii) $3.7 million increase in equity in net earnings of affiliated companies. The above increase was partially mitigated by a: (i) $6.1 million increase in time charter and voyage expenses; (ii) $6.3 million increase in management fees; (iii) $1.4 million increase in general and administrative expenses; (iv) $8.3 million decrease in other income; and (v) $1.0 million increase in other expenses.

EBITDA of Navios Partners for the year ended December 31, 2017 was affected by the accounting effect of a: (i) $4.1 million gain on change in control from Navios Containers’ deconsolidation; (ii) $30.3 million impairment loss for one of our vessels; (iii) $2.4 million impairment loss on the sale of the Navios Gemini S; (iv) $1.5 million allowance for doubtful accounts; (v) $1.3 million loss related to the disposal of the MSC Cristina; and (vi) $1.9 million equity compensation expense. EBITDA for the year ended December 31, 2016 was negatively affected by the accounting effect of a: (i) $27.2 million impairment loss on the sale of the MSC Cristina and the Navios Apollon; and (ii) $19.4 million loss on the sale of the HMM securities. Excluding these items, Adjusted EBITDA increased by $3.0 million to $126.6 million for the year ended December 31, 2017, as compared to $123.5 million for the same period in 2016. The increase in Adjusted EBITDA was primarily due to: (i) an $8.8 million increase in revenue; (ii) a $1.8 million decrease in time charter and voyage expenses; (iii) a $1.9 million decrease in other expenses; and (iv) a $0.9 million increase in equity in net earnings of affiliated companies. The above increase was partially mitigated by a: (i) $3.4 million increase in management fees due to the increased fleet; (ii) $2.2 million increase in general and administrative expenses; and (iii) $4.6 million decrease in other income.

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

Borrowings

Navios Partners’ long-term third party borrowings are presented under the captions “Long-term financial liability, net”, “Long-term debt, net”, “Financial liability short-term, net” and “Current portion of long-term debt, net”. As of December 31, 2018 and December 31, 2017, total borrowings, net amounted to $507.5 million and $493.5 million, respectively. The current portion of long-term borrowings, net amounted to $26.8 million at December 31, 2018 and $26.6 million at December 31, 2017.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long term bank borrowings and other debt raisings. Capital expenditures for the years ended December 31, 2018, 2017 and 2016 amounted to $118.8 million, $276.9 million and $15.3 million, respectively. For the year ended December 31, 2018, expansion capital expenditures of $118.8 million related to the $2.9 million second deposit and other expenses for the acquisition of a Panamax vessel expected to be delivered in the second half of 2019 and $115.9 million paid for the acquisition of the five drybulk vessels in 2018. For the year ended December 31, 2017, expansion capital expenditures of $276.9 million related to the $115.9 million for the acquisition of the 14 Containerships from Rickmers Trust, net of cash, $158.2 million paid for the acquisition of the seven drybulk vessels in 2017 and $2.8 million deposit for the acquisition of a Panamax vessel expected to be delivered in the second half of 2019. For the year ended December 31, 2016, expansion capital expenditures of $15.3 million related to the acquisition of the Navios Beaufiks in December 2016. The reserves for estimated maintenance and replacement capital expenditures for the years ended December 31, 2018, 2017 and 2016 amounted to $26.8 million, $14.9 million and $11.9 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses are: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2018 and 2017 was $26.8 million and $14.9 million, respectively, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

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

Vessels to be delivered

In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Panamax vessel of approximately 81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered in the second half of 2019.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2018:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)(2)	$33,392	$430,527	$47,892	$7,240	$519,051
Operating Lease Obligations (Time Charters) for vessel to be delivered(3)	$547	$4,350	$4,229	$11,691	$20,817

Total contractual obligations	$33,939	$434,877	$52,121	$18,931	$539,868

(1)

Represents principal payments and repayments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 2.9% to 5.0% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $38.2 million (less than 1 year), $30.7 million (1-3 years), $5.4 million (3-5 years) and $0.4 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2018, timing of scheduled payments and the term of the debt obligations.

(2)	Does not include the new credit facility agreement with NIBC N.V. of up to $28.5 million dated on December 28, 2018 (see Note 11 — Borrowings).
(3)

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, a newbuilding Panamax vessel of approximately 81,000 dwt, expected to be delivered in the second half of 2019. Navios Partners has agreed to pay in total $5.54 million, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half amounted to $2.77 million was paid during the year ended December 31, 2017 and the second half amounted to $2.77 million was paid during the year ended December 31, 2018, both presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30.0 million. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans I was $12.0 million, of which Navios Partners may be required to fund an amount ranging from $0 to $12.0 million (see Note 18 — Transactions with related parties and affiliates).

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14.0 million. As of December 31, 2018, the amounts undrawn from the Navios Revolving Loans II were $4.5 million, of which Navios Partners may be required to fund an amount ranging from $0 to $4.5 million (see Note 18 — Transactions with related parties and affiliates).

Navios Partners leases office space in Monaco pursuant to a five year lease agreement dated July 1, 2018 that expires in June 2023, for a monthly rent of approximately $0.01 million.

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

Fair Value of Vessels: As of December 31, 2018, Navios Partners owned a fleet of 37 vessels, with an aggregate carrying value of $1,058.4 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2018, the carrying value of Navios Partners’ vessels (including the carrying value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $168.9 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2018, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2018(1)
	(In millions of U.S. dollars)
Navios Alegria	11/16/2007	38.9	19.5	*
Navios Galaxy I	11/16/2007	30.7	13.8	*
Navios Hope	07/01/2008	80.0	14.9	*
Navios Fantastiks	05/02/2008	87.7	48.9	*
Navios Sagittarius	01/12/2010	59.4	20.6	*
Navios Hyperion	01/08/2010	63.0	18.7	*
Navios Aurora II	03/18/2010	110.3	46.7	*
Navios Pollux	05/21/2010	110.0	49.6	*
Navios Melodia	11/15/2010	78.8	51.2	*
Navios Fulvia	11/15/2010	98.2	48.2	*
Navios Luz	05/19/2011	78.0	41.0	*
Navios Orbiter	05/19/2011	52.0	19.2	*
Navios Buena Ventura	06/15/2012	67.5	36.1	*
Navios Soleil	07/24/2012	21.1	16.1	*
Navios Helios	07/27/2012	21.1	15.1	*
Navios Joy	09/11/2013	47.5	40.0	*
Navios Harmony	10/11/2013	18.0	14.3	*
Hyundai Hongkong	12/04/2013	55.2	45.4
Hyundai Tokyo	12/10/2013	55.1	45.5

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2018(1)
	(In millions of U.S. dollars)
Hyundai Singapore	12/04/2013	55.2	45.5
Hyundai Shanghai	12/13/2013	55.2	45.3
Hyundai Busan	12/16/2013	55.8	45.9
Navios La Paix	01/08/2014	28.5	23.6
Navios Sun	01/17/2014	16.2	12.7	*
Navios Beaufiks	12/30/2016	15.4	16.6
Navios Prosperity I	06/07/2017	13.7	13.7
Navios Ace	06/09/2017	31.4	29.6
Navios Libertas	07/10/2017	13.7	12.8
Navios Sol	07/17/2017	28.6	26.8	*
Navios Christine B	08/11/2017	14.0	13.2
Navios Aster	08/21/2017	28.9	27.3
Navios Symphony	09/20/2017	28.0	26.6
Navios Apollon I	05/09/2018	13.4	13.0	*
Navios Symmetry	05/21/2018	11.8	11.5	*
Navios Altair I	06/07/2018	11.8	11.5	*
Navios Sphera	08/31/2018	30.0	29.6
Navios Mars	08/31/2018	49.0	48.4

Totals		$1,673.1	$1,058.4

(1)

All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2018, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel for its remaining useful life are also less than the carrying value of the vessel (including the carrying value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel).

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

Stock-based Compensation: In December 2018, 2017 and 2016, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four, four and three years, respectively. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018, 1,720,426 restricted common units were vested, cumulatively.

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

During the fourth quarter of fiscal year 2018, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included volatility in the spot market and the related impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, Navios Partners performed step one of the impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2019 and thereafter assuming an increase of 1.0% every second year and utilization rate of 98.6% based on the fleet’s historical performance.

As of December 31, 2018, our assessment concluded that step two of the impairment analysis was not required for our vessels held and used, as the undiscounted projected net operating cash flows exceeded the carrying value.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $30.3 million for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption “Vessel impairment losses” in the Consolidated Statements of Operations (see Note 7 — Vessels, net). The assessment performed for 2016 did not indicate a step two was necessary for the Company’s other vessels held and used.

As of December 31, 2018, the 10-year historical average rates for its vessels (which naturally vary by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 10.4% lower than the Company’s average daily time charter equivalent rate achieved in fiscal year 2018 of $16,458 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels), with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). The table below compares the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels), each as of December 31, 2018:

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	Five-Year Average	Three-Year Average	One-Year Average
	(% above (below) the 10-year average)
Ultra-Handymax	(15.9%)	(16.6%)	10.0%
Panamax	(16.3%)	(14.1%)	13.4%
Capesize	(16.9%)	(22.6%)	4.6%
Container 6,800 TEU	n/a *	(17.4%)	(3.5%)

*	For the vessels with capacity of 6,800 TEU and above, the average daily rates were only available for the years from 2013 to 2018.

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), Navios Partners estimates that 1, 2 and 0 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows. As disclosed elsewhere, as of December 31, 2018, the Company’s fleet includes 22 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel) by approximately $168.9 million in the aggregate (the unrealized loss).

In connection with its annual impairment testing on its vessels as of December 31, 2018, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 9.0% to 54.2% (depending on the vessel).

As of December 31, 2018, an impairment loss of $44.3 million was recognized in connection with the committed sale of the YM Unity and the YM Utmost in July 2018, the Navios Felicity and the Navios Libra II in December 2018, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net). As of December 31, 2017, an impairment loss of $2.4 million was recognized in connection with the committed sale of the Navios Gemini S as the carrying amount of the asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net). As of December 31, 2016, an impairment loss of $27.2 million was recognized in connection with the committed sale of the MSC Cristina and the Navios Apollon as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell.

The total impairment loss recognized amounted to $44.3 million, $32.7 million and $27.2 million for the years ended December 31, 2018, 2017 and 2016, respectively, and was presented under the caption “Vessel impairment losses” in the Consolidated Statements of Operations.

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

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 “Revenue from Contracts with Customers”. The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, Consolidated Balance Sheets and Consolidated Statements of Operations.

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company has recognized revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report.

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

Recent Accounting Pronouncements

In December 2018, FASB issued ASU 2018-20, Leases (Topic 842), “Narrow-Scope Improvements for Lessors”: to clarificy guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and nonlease components. The Company has early adopted the standard effective January 1, 2018 and is using that date as the date of initial application. The adoption of this guidance did not have a material impact on the Company’s disclosures to the consolidated financial statements.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE.. For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In July 2018, the FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

On January 1, 2018, the Company adopted Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods.

Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.

As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company expects the impact of the adoption of the new standard to be immaterial to its net income on an ongoing basis.

In January 2017, FASB issued Accounting Standard Update No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed its expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Company adopted the new guidance on January 1, 2018 and it did not have a material impact on the consolidated results of operations, financial condition, or cash flows.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, through application of the alternative transition method, which is consistent, with the approach the Company has elected under the new revenue standard, and has elected to adopt the practical expedient for lessors to combine lease and non-lease components of revenue earned by its vessels under time charter agreements classified as operating leases.

The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts that is the lease component.

As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	53	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	45	Chief Financial Officer
George Achniotis	54	Executive Vice President-Business Development and Director
Shunji Sasada	60	Director
Serafeim Kriempardis	70	Director (Class III)
Orthodoxia Zisimatou	56	Director (Class II)
Kunihide Akizawa	59	Director (Class I)
Alexander Kalafatides	55	Director (Class I)
Vasiliki Papaefthymiou	50	Secretary

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco.

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since March 2008 and Chairman and Chief Executive Officer of Navios Containers (Nasdaq: NMCI), an affiliated limited partnership, since April 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Since 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a Bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master’s degree in Mechanical Engineering from Columbia University.

Efstratios Desypris has been the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006. Mr. Desypris has also been a Director of Navios Containers since November 2018. He also serves as a Director and the SVP- Strategic Planning of Navios South American Logistics Inc. and as a Director of Navios Europe. Before joining Navios Group, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

George Achniotis was appointed to our Board of Directors in August 2007 and he has been our Executive Vice President-Business Development since February 2008. Mr. Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President — Business Development of Navios Holdings from August 2006 to April 2007. Prior to joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006. Mr. Achniotis holds a Bachelor of Science degree in engineering from the University of Manchester and he is a member of the institute of chartered accountants in England and Wales. Mr. Achniotis is also a member of the institute of certified accountants in Cyprus.

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada has also served as a director of Navios Holdings and President of Navios Corporation since January 2015. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (“MOSK”). In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President — Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer until December 2014. Mr. Sasada has been a member of the North American Committee of Nippon Kaiji Kyokai since inception. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is a member of Board of Trustees of Keio Academy of New York.

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

Orthodoxia Zisimatou was appointed to our Board of Directors in June 2017. Mrs. Zisimatou has been a practicing maritime lawyer since 1988, focusing on S&P contracts and contracts of affreightment. She has been a member of the Permanent Committee of Maritime Policy, Security and Protection of the Environment and of the Legal Committee of the Hellenic Chamber of Shipping since 2007. She has also served as a Maritime Arbitrator for the Hellenic Chamber of Shipping since 2007. Since 2009, Mrs. Zisimatou has acted as the Secretary General of the Union of Piraeus Shipping Lawyers. She earned a bachelor’s degree in Law from the faculty of Law of the University of Athens. Mrs. Zisimatou also serves on our Audit and Conflicts Committees and is an independent director.

Kunihide Akizawa has over 35 years of experience in shipping and logistics. Mr. Akizawa started his shipping career in 1982 in Japan with Mitsui O.S.K. Lines, Ltd. He worked in the accounting department, the export department focusing on the Red Sea and Mediterranean areas, the bulk department, and a chartering manager of Skaarup Shipping International Corporation, which was a joint-venture company with Mitsui O.S.K. Lines, Ltd. In 1995, Mr. Akizawa joined ITOCHU Corporation in the logistics division. In 2011, he became President of MarineNet, a subsidiary of ITOCHU Corporation as well as five other major Japanese trading houses. In 2016 until present day, he was appointed as President of IMECS Co., Ltd, the ship-owning arm of ITOCHU and full subsidiary. Mr. Akizawa is a graduate of Gakushuin University, Tokyo with a B.A. degree in Economics.

Alexander Kalafatides has been a member of our board of directors since 2019. Mr. Kalafatides has nearly 30 years of experience in general management and marketing. Mr. Kalafatides holds the position of global sales and marketing director of IUC International LLC, a designer and importer of consumer products, and he also serves as an adjunct professor in International Business at Drexel University. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc., a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University, his B.S.E. in computer engineering & science at the University of Pennsylvania and a Certificate of Director Education from Drexel University’s Gupta Governance Institute. Mr. Kalafatides also serves as chairman of the Conflicts Committee and he is an independent director.

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

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse the Manager and certain affiliates for expenses incurred pursuant to the Management Agreement and Administrative Services Agreement we entered into with the Manager. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2018, 2017 and 2016 no amounts were paid to the General Partner.

Officers’ Compensation

We and our General Partner were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on Company’s matters pursuant to the Administrative Services Agreement. Under the terms of the administrative agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our General Partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2018, 2017 and 2016, the fees charged by the Manager for administrative services, including Navios Containers administrative fees for the period from April 28, 2017 (date of Navios Containers’ inception) to August 29, 2017, was $9.3 million, $8.9 million and $7.8 million, respectively.

Compensation of Directors

Our officers or officers of Navios Holdings who also serve as our directors do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors receive a director fee of $0.05 million per year. Ms. Frangou receives a fee of $0.15 million per year for acting as a director and as our Chairman of the Board. The Chairman of our Audit Committee, our Conflicts Committee and our Compensation Committee receives an additional fee of $0.04 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the year ended December 31, 2018, the aggregate annual fees paid to our non-management directors were $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

In December 2018, the Compensation Committee of Navios Partners authorized and approved a cash payment of $2.2 million for which all service conditions had been met as of December 31, 2018. Also, the Compensation Committee of Navios Partners authorized and approved an additional $2.2 million cash payment to the directors and officers of the Company subject to fulfillment of certain service conditions in 2019.

In December 2018, 2017 and 2016, Navios Partners authorized the granting of 1,464,494, 1,370,044 and 2,040,000 restricted common units, respectively, which were issued on December 24, 2018, January 11, 2018 and January 31, 2017, respectively, to its directors and officers. These awards of restricted common units are based solely on service conditions and vest ratably over a period of four, four and three years, respectively. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018, 1,720,426 restricted common units were vested, cumulatively.

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. One of the four directors elected by our common unitholders was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2019; one director was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2020; and the remaining two directors were designated as the Class I elected directors and will serve until our annual meeting of unitholders in 2021. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

With respect to our corporate governance, there are several significant differences between us and a domestic issuer in that the New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a Compensation Committee, although we do have one, or a nominating/corporate governance committee.

We have three committees: an Audit Committee, a Conflicts Committee and a Compensation Committee. Three independent members of our board of directors serve on a Conflicts Committee to review specific matters that the board believes may involve potential conflicts of interest. The Conflicts Committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an Audit Committee of a board of directors and certain other requirements. Any matters approved by the Conflicts Committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our Conflicts Committee are Messrs. Alexander Kalafatides, Serafeim Kriempardis and Mrs. Orthodoxia Zisimatou.

In addition, we have an Audit Committee of three independent directors. One of the members of the Audit Committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our Audit Committee is comprised of Messrs. Serafeim Kriempardis and Alexander Kalafatides and Mrs. Orthodoxia Zisimatou, and our Audit Committee financial expert is Mr. Serafeim Kriempardis.

Lastly, we have a Compensation Committee consisting of two independent directors, Mrs. Orthodoxia Zisimatou and Mr. Serafeim Kriempardis. The Compensation Committee is governed by a written charter, which was approved by our board of directors. The Compensation Committee is responsible for reviewing and approving the compensation of the Company’s executive officers and for establishing, reviewing and evaluating the long-term strategy of our compensation plan.

Employees of the Manager, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Efstratios Desypris, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Holdings, Navios Midstream and Navios Containers. While the amount of time each of them allocate between our business and the business of Navios Holdings, Navios Acquisition, Navios Midstream and Navios Containers varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

Our officers and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios Containers, Navios Midstream, Navios Holdings and Navios Acquisition. We intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

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

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of April 8, 2019, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of June 7, 2019 (60 days after April 8, 2019) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (166,028,113), not including general partner units (3,457,866). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)	5,214,538	3.1%
Efstratios Desypris	—	—
George Achniotis	*	*
Shunji Sasada	*	*
Serafeim Kriempardis	*	*
Kunihide Akizawa	*	*
Alexander Kalafatides	—	—
Orthodoxia Zisimatou	*	*
Vasiliki Papaefthymiou	—	—
All directors and officers as a group (9 persons)(2)	5,334,538	3.2%

*	Less than 1%
(1)

Excludes units owned by Navios Holdings, on the board of which our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as one of our directors, Shunji Sasada, all serve. In addition, Ms. Frangou is Navios Holdings’ President and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings’ Executive Vice President Legal and Mr. Achniotis is Navios Holdings’ Chief Financial Officer.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common units, other than Angeliki Frangou.

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of April 8, 2019, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of June 7, 2019 (60 days after April 8, 2019) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding common units (169,485,979), which include the general partner units (3,457,866).

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	31,053,233	18.3%
Evermore Global Advisors, LLC(3)	10,792,588	6.4%

(1)

Excludes the 2.1% general partner interest held by our general partner, a wholly owned subsidiary of Navios Holdings. The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on April 4, 2018.

(2)

Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga and Efstathios Loizos.

(3)	The business address of the reporting person is offices at 89 Summit Avenue Summit NJ 07901. The foregoing information was derived from a Schedule 13G, filed with the SEC on February 11, 2019.

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

B. Related Party Transactions

As of December 31, 2018, Navios Holdings, the sole member of our General Partner, owned 31,053,233 common units, which represented an 18.0% limited partner interest in us based on the then outstanding common units (20.0% including the 2.0% general partner interest). Navios Holdings’ ability, as sole member of our General Partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, means that Navios Holdings, together with its affiliates, has the ability to exercise influence regarding our management.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30.0 million (see Note 20 — Investment in Affiliates). The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2018, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $11.2 million (December 31, 2017: $1.2 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $0.7 million (December 31, 2017: $0.5 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $0.4 million (December 31, 2017: $0.3 million) under the caption “Loans receivable from affiliates”. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans I was $12.0 million, of which Navios Partners may be required to fund an amount ranging from $0 to $12,000.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I’s Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33.5 million, which included a cash consideration of $4.1 million and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling $29.4 million based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see Note 18 — Transactions with related parties and affiliates). The receivable relating to the consideration settled with the issuance of 13,076,923 Navios Partners’ common units in the amount of $29.4 million has been classified contra equity within the Consolidated Statements of Changes in Partners’ Capital as “Note receivable.” The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50.9 million. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4.1 million. As of December 31, 2018, the long-term note receivable from Navios Holdings amounted to $4.5 million (including the non-cash interest income of $0.5 million) and was included within “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14.0 million (see Note 20 — Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2018, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $15.4 million (December 31, 2017: $9.8 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $4.5 million (December 31, 2017: $1.8 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $0.6 million (December 31, 2017: $0.4 million) under the caption “Loans receivable from affiliates”. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Partners may be required to fund an amount ranging from $0 to $4.5 million.

Navios Containers

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50.3 million of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30.0 million and received 6,000,000 shares, and Navios Holdings invested $5.0 million and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for $50.0 million of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10.0 million and received 2,000,000 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the equity. On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50.0 million. Navios Partners invested $10.0 million and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. On March 13, 2018, Navios

Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30.0 million. Navios Partners invested $14.5 million and received 2,629,095 shares and Navios Holdings invested $0.5 million and received 90,909 shares. Navios Partners and Navios Holdings also received 9,273 warrants, with a five-year term, respectively.

On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers’ outstanding equity. The amount of the distribution was $4.2 million based on the last trading price of Navios Containers’ shares in the N-OTC market as of November 23, 2018. In connection with this transaction, Navios Partners recognized an other-than-temporary impairment of $0.6 million on the units distributed, which was presented under the caption “Equity in net earnings of affiliated companies” in the Consolidated Statements of Operations. Following the distribution, Navios Partners owns approximately 33.5% of the equity in Navios Containers.

As of December 31, 2018, Navios Partners held 11,592,276 common units and received 33.5% of the equity, and Navios Holdings held 1,263,276 common units and received 3.7% of the equity of Navios Containers. Investment income of $4.0 million and $0.7 million was recognized in the Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for each of the years ended December 31, 2018 and 2017, respectively.

The fair value of Navios Partners’ equity investment in Navios Containers is based on unadjusted quoted prices in active markets for Navios Containers’ common units. The fair value of Navios Partners’ equity investment in Navios Containers as at December 31, 2018 and 2017 was $32.8 million and $57.6 million, respectively, compared with its carrying value of $65.1 million and $50.9 million, respectively. Based on Navios Partners’ evaluation of the duration and magnitude of the fair value decline, Navios Containers’ financial condition and near-term prospects, and Navios Partners’ intent and ability to hold its investment in Navios Containers until recovery, Navios Partners concluded that the decline in fair value of its investment in Navios Containers below its carrying value is temporary and, therefore, no impairment was recorded.

Registration Rights Agreements

On February 4, 2015, we completed a private placement to Navios Holdings of 1,120,547 common units and 22,868 general partner units, raising gross proceeds of $15.0 million and in connection with such private placement, we entered into a registration rights agreement with Navios Holdings pursuant to which we provide Navios Holdings with certain rights relating to the registration of the common units.

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

(a)

if less than a majority of the value of the total assets or business acquired is attributable to those Panamax or Capesize drybulk carriers and related charters, as determined in good faith by the board of directors of Navios Holdings, Navios Holdings must offer to sell such Panamax or Capesize drybulk carriers and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Holdings that would be required to transfer the Panamax and Capesize drybulk carriers and related charters to us separately from the acquired business; and

(b)

if a majority or more of the value of the total assets or business acquired is attributable to the Panamax or Capesize drybulk carriers and related charters, as determined in good faith by the board of directors of Navios Holdings, Navios Holdings shall notify us in writing of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings if we wish to acquire such Panamax or Capesize drybulk carriers and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings acquiring the non-Panamax or non-Capesize drybulk carriers and related charters forming part of that business or package of assets. If we do not notify Navios Holdings of our intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above.

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

The Acquisition Omnibus Agreement

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

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

The Navios Containers Omnibus Agreement

In connection with the Navios Containers private placement and listing on the N-OTC market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream, pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

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

In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses are: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective from August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

The management agreement may be terminated, prior to the end of its term by us upon 120 days’ notice if there is a change of control of the Manager, or by the Manager upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by the Manager upon 120 days’ notice if:

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

Furthermore, at any time after the first anniversary of the management agreement, the management agreement may be terminated prior to the end of its term by us or by the Manager upon 365 days’ notice for any reason other than those described above.

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

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our General Partner. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

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

Furthermore, the administrative services agreement may be terminated by us or by the Manager upon 365 days’ notice for any reason other than those described above.

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

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2022. Total general and administrative expenses for the years ended December 31, 2018, 2017 and 2016, including Navios Containers administrative fees for the period from April 28, 2017 (date of Navios Containers’ inception) to August 29, 2017, amounted to $9.3 million, $8.9 million and $7.8 million, respectively.

Management Fees

Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses are: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000.

Total management fees for the years ended December 31, 2018, 2017 and 2016, including Navios Containers management fees for the period from April 28, 2017 (date of Navios Containers’ inception) to August 29, 2017, amounted to $68.9 million, $67.3 million and $59.2 million, respectively.

Other

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. The final settlement of the amount due will take place at any time but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the years ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7.2 million and $9.2 million, respectively, net of applicable deductions, of which $7.6 million and $9.6 million was recorded as “Other income”. Net of the $2.0 million write down, the claim amounted to $17.6 million, including accrued interest and discount unwinding of $0.4 million for the year ended December 31, 2018, presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings

On August 31, 2016, Hanjin Shipping Co. (“Hanjin”) filed for rehabilitation. Navios Partners had two Capesize vessels chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September 2016, both vessels were redelivered to Navios Partners’ commercial management and were rechartered to third parties. Navios has filed claims to the Seoul Central District Court for the lost revenues in accordance with the rehabilitation process. Rehabilitation proceedings were cancelled on February 2, 2017 and Hanjin entered into liquidation on February 17, 2017. Navios Partners’ claims were registered in the rehabilitation proceedings on October 24, 2016 and will be assessed during the bankruptcy proceedings. There is no notable change in the status of Hanjin’s bankruptcy proceedings since our last report of 2018. These claims are currently being assessed by the court.

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

Cash Distribution Policy

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our board of directors elected to suspend distributions on our common units in order to preserve cash and improve our liquidity. In March 2018, the Company’s board announced a new distribution policy under which it intends to declare quarterly cash distributions in the amount of $0.02 per unit, or $0.08 annually. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

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

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company’s board of directors announced a new distribution policy under which it intends to declare quarterly cash distributions in the amount of $0.02 per unit, or $0.08 annually. The Company announced the first quarterly distribution of $0.02 per unit for the first quarter of 2018, which was paid on May 14, 2018 to all unitholders of record as of May 10, 2018. The aggregate amount of the declared distribution was $3.4 million.

In July 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2018 of $0.02 per unit. The distribution was paid on August 10, 2018 to all unitholders of common and general partner units of record as of August 7, 2018. The aggregate amount of the declared distribution was $3.4 million.

In October 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2018 of $0.02 per unit. The distribution was paid on November 14, 2018 to all unitholders of common and general partners units of record as of November 7, 2018. The aggregate amount of the declared distribution was $3.4 million.

In January 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2018 of $0.02 per unit. The distribution was paid on February 14, 2019 to all unitholders of common and general partner units of record as of February 11, 2019. The aggregate amount of the declared distribution was $3.5 million.

During the years ended December 31, 2018, 2017 and 2016 the aggregate amount of cash distribution paid was $10.3 million, $0 and $0, respectively.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2018.

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

On March 13, 2019, we were notified by the NYSE that we are no longer in compliance with the NYSE’s continued listing standards because the average closing price of our common stock over a consecutive 30 trading-day period was less than $1.00 per unit. We responded to the NYSE confirming our intent to cure this deficiency within the prescribed timeframe set out in the NYSE’s Listed Company Manual. During this time, our common stock will continue to be listed and traded on the NYSE. The NYSE’s notification does not affect our Securities and Exchange Commission reporting requirements.

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

•

Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.

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

•

Omnibus Agreement, effective as of June 7, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc.

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

•

Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited and Coasters Ventures Ltd., as joint and several borrowers; the Banks and Financial Institutions listed in Schedule 1 therein, as Lenders; NIBC Bank N.V., as Mandated Lead Arranger; and NIBC Bank N.V., as Agent and Security Trustee.

•

Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., and Customized Development S.A., as joint and several Borrowers; guaranteed by Navios Maritime Partners L.P., as Guarantor; arranged by DVB Bank SE, as Arranger; with DVB Bank SE, acting as Facility Agent; DVB Bank SE, acting as Security Agent; and DVB Bank SE, acting as Account Bank.

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

Controlled Foreign Corporation

Although we believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2018, or at any time during 2018, tax rules recently enacted by the Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future. Currently, Navios Holdings owns 18.3% of our common units indirectly through Alpha Merit Corporation and the 2.1% general partner interest indirectly through Navios GP L.L.C. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of these equity interests for purposes of determining whether we are a CFC. If, in the future, U.S. Holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10% or more of our equity (by vote or value) would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly or constructively, we should become a CFC.

The U.S. federal income tax consequences of U.S. holders who at all times own less than 10% of our equity, directly, indirectly, and constructively, should not be affected were we to become a CFC. However, were we to become a CFC, any U.S. Holder who owns 10% or more of our equity (by vote or value), directly, indirectly, or constructively (but not through downward attribution), should be subject to U.S. federal income tax on its pro rata share of our so-called “subpart F” income and should be subject to U.S. federal income tax reporting requirements. Income from our time chartering activities could constitute subpart F income if it were derived from passive rental activities. But, Thompson Hine’s opinion that the income we earn from our time chartering activities should not be treated as passive income is based principally on their conclusion that such income should constitute services income, rather than rental income (see U.S. Federal Income Taxation of U.S. Holders – PFIC Status and Significant Tax Consequences). So, we believe that the income we earn from our time chartering activities should not be treated as subpart F income and thus no such U.S. Holder should be subject to U.S. federal income tax on such income, regardless of whether IRS’s position that the Section 883 exemption does not apply to subpart F income is correct. If, contrary, to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption (see Taxation of the Partnership – The Section 883 Exemption). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax. Any U.S. Holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly, or constructively, of the equity of Navios Partners should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Partners being treated as a CFC.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses, thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2018, the value of the U.S. dollar as compared to the Euro increased by approximately 4.7% compared with the respective value as of December 31, 2017.

Interest Rate Risk

Bank borrowings under our credit facilities bear interest at a rate based on a premium over U.S. LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2018, 2017 and 2016, we paid interest on our outstanding debt at a weighted average interest rate of 6.8%, 5.8% and 4.7%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2018, 2017 and 2016 by $5.2 million, $4.8 million and $5.5 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues. For the year ended December 31, 2016, HMM, Yang Ming and Mediterranean Shipping Co. S.A. accounted for 29.6%, 13.0% and 11.6%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

Following the termination of the credit default insurance through its third party insurer, Navios Partners entered into an agreement with Navios Holdings by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. The final settlement of the amount due will take place at any time but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2018, the Company did not submit any claims to Navios Holdings for charterers’ default under this agreement. During the year ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7.2 million and $9.2 million, respectively, net of applicable deductions, of which $7.6 million and $9.6 million, respectively, was recorded as “Other income”. Net of the $2.0 million write down, the claim amounted to $17.6 million, including accrued interest and discount unwinding of $0.4 million for the year ended December 31, 2018, presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2018.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2018, Navios Partners’ internal control over financial reporting is effective based on those criteria.

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

Item 16A. Audit Committee Financial Expert

Navios Partners’ Audit Committee consists of three independent directors, Orthodoxia Zisimatou, Serafeim Kriempardis and Alexander Kalafatides. The Board of Directors has determined that Serafeim Kriempardis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Kriempardis is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2018 and 2017 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2018 and 2017 were $0.2 million and $0.3 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2018 and 2017.

Tax Fees

There were no tax fees billed in 2018 and 2017.

Other Fees

There were no other fees billed in 2018 and 2017.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2018.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices, except we do not have (i) a nominating/governance committee consisting of independent directors or (ii) a nominating/governance committee charter specifying the purpose and responsibilities of the nominating/governance committee. Instead, all nomination/governance decisions, other than those nominating decisions dictated by our Partnership Agreement, are currently made by a majority of our independent board members.

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of PricewaterhouseCoopers S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-40.

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(43)

1.3	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(28)

1.4	Certificate of Formation of Navios GP L.L.C.(1)

1.5	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.6	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.7	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.8	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P.(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(2)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(3)

4.11	Registration Rights Agreement(3)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(4)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(6)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(6)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(8)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(9)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(10)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(11)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(12)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement(13)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(15)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(12)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(16)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.28	Supplemental Agreement, dated March 27, 2013, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.29	Supplemental Agreement, dated April 17, 2014, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(22)

4.30	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(16)

4.31	Credit Agreement for $250.0 million term loan facility, dated June 27, 2013(19)

4.32	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.33	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.34	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(23)

4.35	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(14)

4.36	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(14)

4.37	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(20)

4.38	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(24)

4.39	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(26)

4.40	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(29)

4.41	Amendment No. 7, dated February 4, 2016, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(32)

4.42	Facility Agreement for $164.0 million term loan facility, dated April 16, 2015(29)

4.43	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $164.0 million term loan facility(32)

4.44	Supplemental Agreement, dated April 8, 2015, to Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(29)

4.45	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $56.0 million term loan facility(32)

4.46	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(32)

4.47	Credit Agreement for $60.0 million term loan facility, dated May 29, 2015(30)

4.48	Acquisition Omnibus Agreement(21)

4.49	Navios Midstream Omnibus Agreement(27)

4.50	Registration Rights Agreement, dated February 4, 2015(25)

4.51	Continuous Offering Program Sales Agreement, dated November 18, 2016(36)

4.52	Form of Indenture(37)

4.53	Credit Agreement for $405.0 million term loan, dated as of March 14, 2017, among Navios Maritime Partners L.P. and Navios Partners Finance (US) Inc., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, S. Goldman Advisors LLC, DVB Capital Markets LLC, ABN AMRO Capital USA LLC, Credit Agricole Corporate Investment Bank, Clarkson Platou Securities, Inc. and the several Lenders from time to time party thereto(38)

4.54	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC(39)

4.55	Omnibus Agreement, effective as of June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc.(40)

4.56	Loan Agreement for a $32.0 million term loan, dated June 26, 2017, among Finian Navigation Co., Casual ShipHolding Co., BNP Paribas and the Banks and Financial Institutions listed therein(40)

4.57	Facility Agreement for a $39.0 million credit facility, dated June 28, 2017, among Fantastiks Shipping Corporation, Sagittarius Shipping Corporation, Customized Developments S.A., Ammos Shipping Corp., Navios Maritime Partners L.P., and DVB Bank SE(40)

4.58	Amendment No. 8, dated November 14, 2017, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(41)

4.59	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(41)

4.60	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.(42)

4.61	Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited, Coasters Ventures Ltd., the Banks and Financial Institutions listed in Schedule 1 therein, NIBC Bank N.V., and NIBC Bank N.V.*

4.62	Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., Customized Development S.A., Navios Maritime Partners L.P., DVB Bank SE.*

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer*

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A*

15.3	Consolidated Financial Statements of Navios Maritime Containers LP for the year ended December 31, 2018 and the period April 28, 2017 (date of inception) to December 31, 2017*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2018 and 2017; (ii) Consolidated Statements of Income for each of the years ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2018, 2017 and 2016; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

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
(42) Previously filed as an exhibit to a Report on Form 6-K filed on May 21, 2018 and hereby incorporated by reference.
(43) Previously filed as an exhibit to a the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 4, 2018 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By: Angeliki Frangou
Its: Chairman and Chief Executive Officer

Date: April 9, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors and Partners of Navios Maritime Partners L.P.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15 (b) of the Company’s 2018 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 9, 2019

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	4	$58,590	$24,047
Restricted cash	4	2,865	5,886
Accounts receivable, net	5	14,436	14,121
Amounts due from related parties	18	28,562	10,545
Prepaid expenses and other current assets	6	1,895	905
Notes receivable	19	4,764	4,802

Total current assets		111,112	60,306

Vessels, net	7	1,043,250	1,099,015
Other long-term assets	16	5,632	2,779
Deferred dry dock and special survey costs, net		10,820	16,253
Investment in affiliates	20	66,296	52,122
Loans receivable from affiliates	18	27,657	11,706
Intangible assets	8	4,332	8,080
Amounts due from related parties	18	28,880	34,891
Notes receivable, net of current portion	19	11,629	15,897
Note receivable from affiliates	18	4,525	4,253

Total non-current assets		1,203,021	1,244,996

Total assets		$1,314,133	$1,305,302

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	9	$4,839	$3,718
Accrued expenses	10	5,434	8,800
Deferred revenue	19	15,256	15,143
Financial liability short-term, net	11	1,699	—
Current portion of long-term debt, net	11	25,105	26,586

Total current liabilities		52,333	54,247

Long-term financial liability, net	11	22,121	—
Long-term debt, net	11	458,560	466,877
Deferred revenue	19	4,366	16,468

Total non-current liabilities		485,047	483,345

Total liabilities		$537,380	$537,592

Commitments and contingencies	16	—	—
Partners’ capital:
Common Unitholders (169,054,258 and 147,797,720 units issued and outstanding at December 31, 2018 and December 31, 2017, respectively)	13	800,374	791,669
General Partner (3,450,091 and 3,016,284 units issued and outstanding at December 31, 2018 and December 31, 2017, respectively)	13	5,802	5,464
Notes receivable	18	(29,423)	(29,423)

Total partners’ capital		776,753	767,710

Total liabilities and partners’ capital		$1,314,133	$1,305,302

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Time charter and voyage revenues (includes related party revenue of $97, $654 and $1,939 for each of the years ended December 31, 2018, 2017 and 2016 respectively)	14,18,19	$231,361	$211,652	$190,524
Time charter and voyage expenses		(10,024)	(4,158)	(5,673)
Direct vessel expenses		(6,180)	(7,172)	(6,381)
Management fees (entirely through related parties transactions)	18	(68,871)	(67,310)	(59,209)
General and administrative expenses	18	(18,458)	(17,163)	(12,351)
Depreciation and amortization	7,8	(58,334)	(72,760)	(92,370)
Vessel impairment losses	7	(44,344)	(32,677)	(27,201)
Loss on sale of securities		—	—	(19,435)
Interest expense and finance cost, net		(42,766)	(38,225)	(31,247)
Interest income		4,408	3,277	541
Gain on change in control	3	—	4,068	—
Other income	22	1,554	9,884	14,523
Other expense	23	(5,384)	(5,133)	(4,270)
Equity in net earnings of affiliated companies	20	3,957	866	—

Net loss		$(13,081)	$(14,851)	$(52,549)
Less: Net income attributable to the noncontrolling interest		—	(239)	—

Net loss attributable to Navios Partners unitholders		$(13,081)	$(15,090)	$(52,549)

Loss per unit (see note 21):

		Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Loss per unit:
Common unit (basic and diluted)		$(0.08)	$(0.11)	$(0.62)

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
OPERATING ACTIVITIES:
Net loss		$(13,081)	$(14,851)	$(52,549)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,8	58,334	72,760	92,370
Vessel impairment losses	7	44,344	32,677	27,201
Loss on sale of securities		—	—	19,435
Gain on debt repayment		—	—	(2,140)
Non cash accrued interest income and amortization of deferred revenue	19	(12,522)	(12,512)	(5,717)
Non cash accrued interest income from receivable from affiliates	18	(272)	(204)	—
Amortization and write-off of deferred financing cost and discount		7,258	9,744	4,003
Amortization of deferred dry dock and special survey costs		6,180	6,725	6,381
Equity in net earnings of affiliated companies	20	(3,957)	(866)	59
Equity compensation expense	13	2,450	1,904	93
Allowance for doubtful accounts	5	—	1,495	—
Loss on vessel disposal	23	53	1,260	—
Gain on change in control	3	—	(4,068)	—
Changes in operating assets and liabilities:
Net increase in accounts receivable	5	(315)	(6,071)	(6,023)
Net increase in prepaid expenses and other current assets	6	(952)	(40)	(303)
Decrease in other long-term assets		—	—	61
Net increase in accounts payable	9	1,121	1,630	570
(Decrease)/ increase in accrued expenses	10	(3,776)	6,642	1,929
(Decrease)/increase in amounts due to related parties	18	—	(11,105)	3,025
Increase/ (decrease) in deferred revenue		113	(2,200)	(1,000)
Net increase in amounts due from related parties	18	(12,332)	(26,131)	(20,089)
Payments for dry dock and special survey costs		(4,327)	(3,290)	(5,493)

Net cash provided by operating activities		68,319	53,499	61,813
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	7	76,264	113,818	—
Deposits for vessels acquisitions		—	(9)	—
Acquisition of vessels and favorable lease terms, net of cash acquired	7	(115,902)	(158,241)	(15,341)
Change to acquisition of Navios Containers assets and favorable lease terms, net of cash		—	(115,884)	—
Navios Containers repayment of seller’s credit		—	14,000	—
Change in control of Navios Containers, including disposed cash		—	(19,757)	—
Deposit for option to acquire vessel	16	(2,853)	(2,770)	—
Investment in affiliates	20	(14,460)	(10,000)	—
Repayments of notes receivable	19	4,688	4,687	—
Loans receivable from affiliates	18	(15,625)	(9,005)	(450)
Note receivable from affiliates	18	—	(4,050)	—
Proceeds from sale of securities	19	—	—	20,842

Net cash (used in)/ provided by investing activities		(67,888)	(187,211)	5,051
FINANCING ACTIVITIES:
Cash distributions paid	21	(10,261)	—	—
Net proceeds from issuance of general partner units	13	805	2,638	10
Proceeds from issuance of common units, net of offering costs	13	33,373	98,774	440
Proceeds from noncontrolling interest		—	17,324	—
Common units issuance cost for Navios Europe I loans	13	—	(726)	—
Proceeds from long-term debt and financial liability, net	11	83,300	514,703	29,000
Repayment of long-term debt and financial liability	11	(74,881)	(546,465)	(104,624)
Deferred financing cost		(1,245)	(7,802)	(1,141)

	Notes	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Proceeds from long-term borrowing of Navios Containers, net of financing cost		—	60,111	—

Net cash provided by/ (used in) financing activities		31,091	138,557	(76,315)

Increase/ (decrease) in cash, cash equivalents and restricted cash		31,522	4,845	(9,451)
Cash, cash equivalents and restricted cash, beginning of period		29,933	25,088	34,539

Cash, cash equivalents and restricted cash, end of period		$61,455	$29,933	$25,088

		Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Supplemental disclosures of cash flow information
Cash interest paid		$35,244	$26,630	$26,694
Non cash financing activities
Equity compensation expense		$2,450	$1,904	$93
Issuance of common units for transfer of Navios Europe I loans		—	$28,697	—
Receivable from affiliates		—	$(29,423)	—
Accrued deferred financing costs		$410	—	—
Non cash investing activities
Notes receivable		—	$(7,540)	$6,112
Other than temporary impairment on dividend in kind		$560	—	—
Distribution of Navios Containers’ shares		$4,243	—	—
Accrued interest on loan receivable from affiliates		$327	$278	$238

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Total Navios Partners’ Capital	Noncontrolling interest	Total Partners’ Capital
Balance, December 31, 2015	1,695,509	$4,169	83,079,710	$728,046	$—	$732,215	$—	$732,215

Stock based compensation	—	—	—	93	—	93	—	93
Proceeds from public offering and issuance of common units, net of offering costs (see Note 13)	—	—	244,201	440	—	440	—	440
Net proceeds from issuance of general partner units (see Note 13)	4,984	10	—	—	—	10	—	10
Net loss	—	(1,051)	—	(51,498)	—	(52,549)	—	(52,549)
Balance, December 31, 2016	1,700,493	$3,128	83,323,911	$677,081	$—	$680,209	$—	$680,209

Formation of Navios Containers	—	—	—	—	—	—	17,323	17,323
Issuance of restricted common units (see Note 13)	—	—	2,040,000	1,904	—	1,904	—	1,904
Proceeds from public offering and issuance of common units, net of offering costs (see Note 13)	—	—	48,995,442	98,175	—	98,175	—	98,175
Net proceeds from issuance of general partner units (see Note 13)	1,308,415	2,626	—	—	—	2,626	—	2,626
Issuance of common units for transfer of Navios Europe I Loans (see Notes 13 & 18)	—	—	13,076,923	28,697	(29,423)	(726)	—	(726)
Issuance of restricted common units for acquisition of vessels from Rickmers Trust (see Note 13)	7,376	12	361,444	600	—	612	—	612
Navios Containers’ deconsolidation (see Note 3)	—	—	—	—	—	—	(17,562)	(17,562)
Net loss	—	(302)	—	(14,788)	—	(15,090)	239	(14,851)
Balance, December 31, 2017	3,016,284	$5,464	147,797,720	$791,669	$(29,423)	$767,710	$—	$767,710

Cash distribution paid ($0.06 per unit—see Note 21)	—	(205)	—	(10,056)	—	(10,261)	—	(10,261)
Proceeds from public offering and issuance of common units, net of offering costs (see Note 13)	—	—	18,422,000	33,373	—	33,373	—	33,373
Net proceeds from issuance of general partner units (see Note 13)	375,959	714	—	—	—	714	—	714
Issuance of restricted common units (see Note 13)	57,848	91	2,834,538	1,620	—	1,711	—	1,711
Stock based compensation (see Note 13)	—	—	—	830	—	830	—	830
Distribution of Navios Containers’ shares ($4.96 per unit - see Note 20)	—	—	—	(4,243)	—	(4,243)	—	(4,243)
Net loss	—	(262)	—	(12,819)	—	(13,081)	—	(13,081)
Balance, December 31, 2018	3,450,091	$5,802	169,054,258	$800,374	$(29,423)	$776,753	$—	$776,753

See notes to the consolidated financial statements

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

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to longer-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

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

As of December 31, 2018, there were outstanding: 169,054,258 common units and 3,450,091 general partnership units. As of December 31, 2018, Navios Holdings owned a 20.0% interest in Navios Partners, which included a 2.0% general partner interest.

Navios Containers

Navios Maritime Containers Inc. (“Navios Containers”), an affiliate of the Company, was established in the Republic of the Marshall Islands on April 28, 2017. Navios Containers is a growth vehicle dedicated to the container sector of the maritime industry. On June 12, 2017, Navios Containers also registered and began trading on the Norwegian Over-The-Counter market under the ticker symbol NMCI. On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. Following its conversion, Navios Containers also registered its common units for trading on the Nasdaq Global Select Market on December 10, 2018 under the ticker symbol NMCI.

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for total gross proceeds of $50,288 at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 59.7% of the equity, and Navios Holdings invested $5,000 and received 9.9% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. Navios Containers used the proceeds to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. These vessels, first acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”), were employed on charters with a net daily charter rate of $26,850. The charters expire in 2018 and early 2019. In addition, Navios Containers acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase the remaining nine vessels in the original 14-vessel container fleet.

On August 29, 2017, Navios Containers closed its private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the equity. As a result, from August 29, 2017, Navios Containers is considered an affiliate entity and the investment in Navios Containers is accounted for under the equity method due to the Company’s significant influence over Navios Containers.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In connection with the Navios Containers’ deconsolidation, the Company recognized an amount of $174 related to the dilution gain of its investment in Navios Containers. The amount was recognized in the Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the year ended December 31, 2017.

On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30,000. Navios Partners invested $14,460 and received 2,629,095 shares and Navios Holdings invested $500 and received 90,909 shares. Navios Partners and Navios Holdings also received 370,909 and 9,273 warrants, with a five-year term, respectively.

On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers’ outstanding equity. The amount of the distribution was $4,243 based on the last trading price of Navios Containers’ shares in the N-OTC market as of November 23, 2018. In connection with this transaction, Navios Partners recognized an other-than-temporary impairment of $560 on the units distributed, which was presented under the caption “Equity in net earnings of affiliated companies” in the Consolidated Statements of Operations. Following the distribution, Navios Partners owns approximately 33.5% of the equity in Navios Containers. As of December 31, 2018, Navios Partners held 11,592,276 common units (33.5% of the equity), and Navios Holdings held 1,263,276 common units (3.7% of the equity) of Navios Containers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The Company elected to early adopt the requirements of Accounting Standard Update (“ASU”) 2016-02, “Leases (Topic 842)” effective from January 1, 2018 using the modified retrospective method and has also elected the use of the practical expedients. The early adoption of this ASU did not have a material effect on the Company’s Consolidated Balance Sheets, Consolidated Statements of Operations and opening retained earnings.

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method.

On January 1, 2018, the Company adopted ASU 2016-18, “Restricted Cash” (“ASU 2016-18”), which updated ASC Topic 230, “Statement of Cash Flows.” ASU 2016-18 required companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements. The reclassification of restricted cash in the statement of cash flows does not impact net income as previously reported or any prior amounts reported on the statements of comprehensive income, or balance sheet. The effect of the retrospective application of this change in accounting principle on the Company’s statement of cash flows for the year ended December 31, 2017 and 2016 resulted in a (decrease)/ increase in net cash provided by operating activities of $(435) and $5,286, a (decrease)/ increase in net cash provided by/ (used in) financing activities of $(1,407) and $(5,347) with a corresponding decrease in cash and cash equivalents of $(1,842) and $(61) (see Note 4 — Cash and Cash Equivalents).

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

The accompanying consolidated financial statements include the following entities:

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2018	2017	2016
Libra Shipping Enterprises Corporation(5)	Navios Libra II	Marshall Is.	1/01 – 12/14	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation(6)	Navios Felicity	Marshall Is.	1/01 – 12/04	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation(1)	Navios Gemini S	Marshall Is.	—	1/01 – 12/21	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.(2)	Navios Apollon	Marshall Is.	—	1/01 – 4/21	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/30 – 12/31
Finian Navigation Co.	Navios Ace	Marshall Is.	1/01 – 12/31	6/09 – 12/31	—
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 12/31	6/07 – 12/31	—
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 12/31	7/10 – 12/31	—
Casual Shipholding Co.	Navios Sol	Marshall Is.	1/01 – 12/31	7/17 – 12/31	—
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 12/31	9/20 – 12/31	—
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 12/31	8/11 – 12/31	—
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 12/31	8/21 – 12/31	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation(3)	YM Utmost	Marshall Is.	1/01 – 7/02	1/01 – 12/31	1/01 – 12/31
Limestone Shipping Corporation(3)	YM Unity	Marshall Is.	1/01 – 7/02	1/01 – 12/31	1/01 – 12/31
Dune Shipping Corp.(4)	MSC Cristina	Marshall Is.	—	1/01 – 1/12	1/01 – 12/31
Citrine Shipping Corporation	—	Marshall Is.	—	—	—
Cavalli Navigation Inc.	—	Marshall Is.	—	—	—
Seymour Trading Limited	Navios Altair I	Marshall Is.	6/07 – 12/31	—	—
Goldie Services Company	Navios Symmetry	Marshall Is.	5/21 – 12/31	—	—
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	5/09 – 12/31	—	—
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	8/31 – 12/31	—	—
Triangle Shipping Corporation	Navios Mars	Marshall Is.	8/31 – 12/31	—	—
Chartered-in vessels
Cavos Navigation Co.	Navios Libra	Marshall Is.	—	—	—
Other
Prosperity Shipping Corporation	—	Marshall Is.	—	—	—
Aldebaran Shipping Corporation	—	Marshall Is.	—	—	—
JTC Shipping and Trading Ltd.(7)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(1)	The vessel was sold on December 21, 2017 (see Note 7 – Vessels, net).
(2)	The vessel was sold on April 21, 2017 (see Note 7 – Vessels, net).
(3)	The vessels were sold on July 2, 2018 (see Note 7 – Vessels, net).
(4)	The vessel was sold on January 12, 2017 (see Note 7 – Vessels, net).
(5)	The vessel was sold on December 14, 2018 (see Note 7 – Vessels, net).
(6)	The vessel was sold on December 4, 2018 (see Note 7 – Vessels, net).
(7)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.

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

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (ownership interest as of December 31, 2018 was 33.5%); (ii) Navios Europe I and its subsidiaries (ownership interest as of December 31, 2018 was 5.0%); and (iii) Navios Europe II and its subsidiaries (ownership interest as of December 31, 2018 was 5.0%).

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

(e)

Restricted Cash: As of December 31, 2018 and 2017, restricted cash includes an amount of $865 and $386, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by Navios Partners’ credit facilities. Also, as of December 31, 2018, restricted cash included $2,000 as cash collateral to the Term Loan B, due to the release of certain mortgaged vessels of the fleet. As of December 31, 2017, an amount of $5,500 was held as security in the form of a letter of guarantee, relating to the chartering of a vessel, which was released in March 2018. As of December 31, 2018 and 2017, the restricted cash was $2,865 and $5,886, respectively.

(f)

Accounts Receivable, Net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2018 and 2017 was $1,495 and $1,495, respectively.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk and containerships based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $340 per LWT.

Management estimates the useful life of our vessels to be 25 and 30 years from the drybulk and containership’s original construction, respectively. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)

Assets Held For Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the vessel (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale as of December 31, 2018 and 2017.

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

During the fourth quarter of fiscal year 2018, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included volatility in the spot market and the related impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, Navios Partners performed step one of the impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, management fees fixed until December 2019 and thereafter assuming an increase of 1.0% every second year and utilization rate of 98.6% based on the fleet’s historical performance.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2018, our assessment concluded that step two of the impairment analysis was not required for our vessels held and used, as the undiscounted projected net operating cash flows exceeded the carrying value.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $30,304 for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption “Vessel impairment losses” in the Consolidated Statements of Operations (see Note 7 — Vessels, net). The assessment performed for 2016 did not indicate a step two was necessary for the Company’s vessels held and used.

As of December 31, 2018, 2017 and 2016, an impairment loss of $44,344, $2,373 and $27,201, respectively, was also recognized in connection with the committed sale of the YM Unity and the YM Utmost in July 2018, the Navios Felicity and the Navios Libra II in December 2018, the Navios Gemini S in December 2017 and the MSC Cristina and Navios Apollon in 2016, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net).

The total impairment loss recognized amounted to $44,344, $32,677 and $27,201 for the years ended December 31, 2018, 2017 and 2016, respectively, and was presented under the caption “Vessel impairment losses” in the Consolidated Statements of Operations.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2018, 2017 and 2016, the amortization expense was $6,180, $7,172 and $6,381, respectively.

(l)

Deferred Financing Cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying credit facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related facility using the effective interest rate method, and are included under the caption “Interest expense and finance cost, net”. Amortization and write-off of deferred financing costs, including amortization of debt discount, for each of the years ended December 31, 2018, 2017 and 2016 were $7,258, $9,744 and $4,003, respectively.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included under the caption “Depreciation and amortization” in the Consolidated Statements of Operations.

The amortizable value of favorable leases would be considered impaired if its carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2018, 2017 and 2016 there was no impairment of intangible assets.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(o)

Foreign Currency Translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statements of Operations. The foreign currency gains/(losses) recognized in the accompanying Consolidated Statements of Operations under the caption “Other income” or “Other expense”, for each of the years ended December 31, 2018, 2017 and 2016 were $21, $(54), and $11, respectively.

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

(q)

Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or vessel type. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment. For the period from April 28, 2017 to August 29, 2017, the Company had two reportable segments from which it derived its revenues: Navios Partners Operations and Navios Containers Operations. The reportable segments reflect the internal organization of the Company whereby the Chief Operating Decision Maker (“CODM”) reviews the discrete financial information of the Navios Partners’ controlled fleet and the Navios Containers’ controlled fleet (see Note 14 — Segment information).

(r)

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 “Revenue from Contracts with Customers”. The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, Consolidated Balance Sheets and Consolidated Statements of Operations.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Upon adoption of ASC 606, the Company will recognize revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. During 2017, no freight voyage existed and therefore, there was no impact on the Company’s results of operations, financial position or cash flows. Revenue from voyage contracts amounted to $9,660, $0 and $2,798 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering of vessels amounted to $215,877, $203,775 and $192,900 for the years ended December 31, 2018, 2017 and 2016, respectively.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report.

Revenue from vessels operating in pooling and profit sharing arrangements amounted to $5,824, $7,877 and $(5,174) for the years ended December 31, 2018, 2017 and 2016, respectively.

Deferred Revenue and Cash Received in Advance: Deferred revenue primarily relates to cash received from charterers prior to it being earned and the compensation received for the future reduction in the daily hire rates payable by HMM. These amounts are recognized as revenue over the voyage or charter period.

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are provisions for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Management Fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000; and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees excluding drydocking expenses which are reimbursed at cost by Navios Partners, are: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000; and (f) $8.75 daily rate per very large Containership of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

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

For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues. For the year ended December 31, 2016, HMM, Yang Ming and Mediterranean Shipping Co. S.A. accounted for 29.6%, 13.0% and 11.6%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Cash distributions are recorded in the Company’s financial statements in the period in which they are declared. Navios Partners paid $10,261, $0 and $0 to its unitholders of common and general partner units during the years ended December 31, 2018, 2017 and 2016, respectively. On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. In March 2018, the board determined to reinstate a distribution and any continued distribution will be at the discretion of our Board of Directors. The amount of any distributions paid under Navios Partners’ policy and the decision to make any distribution is determined by its board of directors, taking into consideration the terms of its partnership agreement.

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As of December 31, 2018, 2017 and 2016, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $26,787, $14,859 and $11,899, respectively.

(u)

Stock-based compensation: In December 2018, 2017 and 2016, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four, four and three years, respectively. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity. The effect of compensation expense arising from the restricted common units described above amounted to $2,450, $1,904 and $93 as of December 31, 2018, 2017 and 2016, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018, 1,720,426 restricted common units were vested, cumulatively.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. The final settlement of the amount due will take place at any time but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2018, the Company did not submit any claims to Navios Holdings for charterers’ default under this agreement. During the years ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7,242 and $9,153, respectively, net of applicable deductions, of which $7,623 and $9,635 was recorded as “Other income”. Net of the $2,000 write down, the claim amounted to $17,612, including accrued interest and discount unwinding of $389 for the year ended December 31, 2018, presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets.

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

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the buyer, and the buyer would need to obtain substantially all the benefits from the use of the asset.

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

In December 2018, FASB issued ASU 2018-20, Leases (Topic 842), “Narrow-Scope Improvements for Lessors”: to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and nonlease components. The Company has early adopted the standard effective January 1, 2018 and is using that date as the date of initial application. The adoption of this guidance did not have a material impact on the Company’s disclosures to the consolidated financial statements.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE.. For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

In July 2018, the FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

In addition, in July 2018, FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases (“ASU 2018-10”). The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02. The amendments in this update affect the amendments in Update 2016-02, which are not yet effective but for which early adoption upon issuance is permitted. For entities that early adopted Topic 842, the amendments are effective upon issuance of this update, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, through application of the alternative transition method, which is consistent, with the approach the Company has elected under the new revenue standard, and has elected to adopt the practical expedient for lessors to combine lease and non-lease components of revenue earned by its vessels under time charter agreements classified as operating leases. The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts that is the lease component.

As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On January 1, 2018, the Company adopted Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods.

Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.

As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company expects the impact of the adoption of the new standard to be immaterial to its net income on an ongoing basis.

In January 2017, FASB issued Accounting Standard Update No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments- Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed its expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Company adopted the new guidance on January 1, 2018 and it did not have a material impact on the consolidated results of operations, financial condition, or cash flows.

NOTE 3: ACQUISITION/DECONSOLIDATION

On June 7, 2017, after its special meeting of stockholders, Navios Containers announced the approval of the acquisition of five 4,250 TEU containerships from Navios Partners and the charter-out contracts for an aggregate purchase price of $64,000. Out of the total purchase price an amount of $40,000 was paid from the proceeds of the private placement on June 8, 2017 and the $24,000 balance as a seller’s credit by Navios Partners for a period of up to 90 days from the purchase date at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, Navios Containers paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement.

On August 29, 2017, Navios Containers closed its private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the equity. Immediately after the Navios Containers’ private placement, Navios Partners’ ownership of the outstanding voting stocks of Navios Containers decreased to 39.9% and Navios Partners no longer controls a majority of the voting power of Navios Containers. From that date onwards, Navios Containers has been considered as an affiliate entity of Navios Partners and not as a controlled subsidiary of the Company and the investment in Navios Containers has been accounted for under the equity method due to the Company’s significant influence over Navios Containers.

On August 29, 2017, based on the equity method, the Company recorded an investment in Navios Containers of $40,000, which represents the fair value of the common stocks that were held by Navios Partners on such date. The remeasurement of the retained investment in Navios Containers was determined by reference to the share price of Navios Containers in the N-OTC market and had no impact in Company’s income statement.

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

As of December 31, 2018, Navios Partners held 11,592,276 common units (33.5% of the equity), and Navios Holdings held 1,263,276 common units (3.7% of the equity) of Navios Containers.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$58,590	$24,047
Restricted cash	2,865	5,886

Total cash and cash equivalents and restricted cash	$61,455	$29,933

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

Restricted cash, at each of December 31, 2018 and December 31, 2017, included $865 and $386, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners’ credit facilities. Also, as of December 31, 2018, restricted cash included $2,000 as cash collateral to the Term Loan B, due to the release of certain mortgaged vessels of the fleet. As of December 31, 2017, an amount of $5,500 was held as security in the form of a letter of guarantee, relating to the chartering of a vessel, which was released in March 2018.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2018	December 31, 2017
Accounts receivable	$15,931	$15,616
Less: Provision for doubtful accounts	(1,495)	(1,495)

Accounts receivable, net	$14,436	$14,121

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2018	$(1,495)	$—	$—	$(1,495)
Year ended December 31, 2017	$—	$(1,495)	$—	$(1,495)
Year ended December 31, 2016	$—	$—	$—	$—

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2018, one customer accounted for 24.5% of the Company’s revenue. For the year ended December 31, 2017, two customers accounted for 26.8% and 12.0%, respectively, of the Company’s revenue and for the year ended December 31, 2016, three customers accounted for 29.6%, 13.0% and 11.6% of the Company’s revenue.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2018	December 31, 2017
Prepaid voyage costs	$134	$14
Inventory	1,004	220
Other	757	671

Total prepaid expenses and other current assets	$1,895	$905

Inventories, which are comprised of bunkers remaining on board as of December 31, 2018, due to freight voyages, are valued at cost as determined on the first-in, first-out basis.

NOTE 7 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$1,354,298	$(317,092)	$1,037,206
Additions	158,241	(56,210)	102,031
Disposals	(26,233)	18,688	(7,545)
Vessel impairment losses	(66,228)	33,551	(32,677)

Balance December 31, 2017	$1,420,078	$(321,063)	$1,099,015
Additions	115,902	(54,585)	61,317
Disposals	(76,264)	—	(76,264)
Vessel impairment losses	(99,485)	58,667	(40,818)

Balance December 31, 2018	$1,360,231	$(316,981)	$1,043,250

Acquisition of Vessels

2018

On August 31, 2018, Navios Partners acquired from its affiliate, Navios Holdings, the Navios Sphera, a 2016-built Panamax vessel of 84,872 dwt and the Navios Mars, a 2016-built Capesize vessel of 181,259 dwt, for an acquisition cost $79,000, in total.

On June 7, 2018, Navios Partners acquired from an unrelated third party the Navios Altair I, a 2006-built Panamax vessel of 74,475 dwt, for an acquisition cost of $11,842.

On May 21, 2018, Navios Partners acquired from an unrelated third party the Navios Symmetry, a 2006-built Panamax vessel of 74,381 dwt, for an acquisition cost of $11,811.

On May 9, 2018, Navios Partners acquired from an unrelated third party the Navios Apollon I, a 2005-built Panamax vessel of 87,052 dwt, for an acquisition cost of $13,446.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

2017

On September 20, 2017, Navios Partners acquired from an unrelated third party the Navios Symphony, a 2010-built Capesize vessel of 178,132 dwt, for an acquisition cost of $27,961.

On August 21, 2017, Navios Partners acquired from an unrelated third party the Navios Aster, a 2010-built Capesize vessel of 179,314 dwt, for an acquisition cost of $28,855.

On August 11, 2017, Navios Partners acquired from a related third party the Navios Christine B, a 2009-built Ultra-Handymax vessel of 58,058 dwt, for an acquisition cost of $14,030.

On July 17, 2017, Navios Partners acquired from an unrelated third party the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt, for an acquisition cost of $28,607.

On July 10, 2017, Navios Partners acquired from an unrelated third party the Navios Libertas, a 2007-built Panamax vessel of 75,511 dwt, for an acquisition cost of $13,737.

On June 9, 2017, Navios Partners acquired from an unrelated third party the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt, for an acquisition cost of $31,364.

On June 7, 2017, Navios Partners acquired from an unrelated third party the Navios Prosperity I, a 2007-built Panamax vessel of 75,527 dwt, for an acquisition cost of $13,687.

Sale of Vessels

2018

On December 14, 2018, Navios Partners sold the Navios Libra II to an unrelated third party, for a net sale price of $4,559. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry dock and special survey cost of $657, amounted to $5,784 as at the date of sale.

On December 4, 2018, Navios Partners sold the Navios Felicity to an unrelated third party, for a net sale price of $4,705. The aggregate net carrying amount of the vessels, including the remaining carrying balance of dry dock and special survey cost of $818, amounted to $10,016 as at the date of sale. The loss on sale of the vessel was $53.

On July 2, 2018, Navios Partners sold the YM Unity and the YM Utmost to its affiliate, Navios Containers, for a total sale price of $67,000. The aggregate net carrying amount of the vessels, including the remaining carrying balance of dry dock and special survey costs of $2,104, amounted to $104,860 as at the date of sale.

2017

On December 21, 2017, Navios Partners sold the Navios Gemini S to an unrelated third party for a net sale price of $4,078. The aggregate net carrying amount of the vessel including the remaining carrying balance of dry dock and special survey cost of $502 amounted to $6,451 as at the date of sale.

On April 21, 2017, Navios Partners sold the Navios Apollon to an unrelated third party for a net sale price of $4,750. The aggregate net carrying amount of the vessel including the remaining carrying balance of dry dock and special survey cost of $782 amounted to $14,758 as at the date of sale.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Vessel impairment losses

On October 25, 2018, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Libra II for a net sale price of $4,559. The Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $1,226 was recognized under the caption “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2018. The vessel was sold on December 14, 2018.

On October 2, 2018, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Felicity for a net sale price of $4,705. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of September 30, 2018. As of September 30, 2018, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $5,258 has been recognized under the caption “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2018. The vessel was sold on December 4, 2018.

On April 27, 2018, Navios Partners agreed to sell the YM Unity and the YM Utmost to its affiliate, Navios Containers, for a total sale price of $67,000. As of June 30, 2018, the vessels had been classified as held for sale as the relevant criteria for the classification were met and, therefore, they were presented in the Consolidated Balance Sheets at their fair value totaling $67,000. An impairment loss of $37,860 for the vessels held for sale was presented under the caption “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2018. The vessels were sold on July 2, 2018, and proceeds from the sale were used to partially repay an amount of $20,200 of the DVB Credit Facility (see Note 11 — Borrowings).

As of December 31, 2017, Navios Partners concluded that step two of the impairment assessment was required for one of its vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $30,304 for this vessel, being the difference between the fair value and the vessel’s carrying value.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 8 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2018 and December 31, 2017 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2016	$83,716	$(64,764)	$18,952
Additions	—	(10,872)	(10,872)

Favorable lease terms December 31, 2017	$83,716	$(75,636)	$8,080
Additions	—	(3,748)	(3,748)

Favorable lease terms December 31, 2018	$83,716	$(79,384)	$4,332

Amortization expense of favorable lease terms for each of the years ended December 31, 2018, 2017 and 2016 is presented in the following table:

	Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Favorable lease terms	$(3,748)	$(10,872)	$(15,861)
Acceleration of favorable lease terms	—	—	(20,526)

Total	$(3,748)	$(10,872)	$(36,387)

The aggregate amortization of the intangibles for the 12-month periods ended December 31 is estimated to be as follows:

Year	Amount
2019	1,166
2020	1,166
2021	1,166
2022 and thereafter	834

Total	$4,332

As of December 31, 2016, Navios Partners accelerated $20,526 of amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles due to a change in their useful life following the termination of the Charter Party and early re-delivery of the vessels from Hanjin Shipping Co. on September 13, 2016.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 10.3 years for the remaining favorable lease terms, at inception.

NOTE 9 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2018 and 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Creditors	$1,744	$1,099
Brokers	2,262	1,936
Insurances	—	3
Professional and legal fees	833	680

Total accounts payable	$4,839	$3,718

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 10 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2018 and 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Accrued voyage expenses	$2,828	$1,805
Accrued loan interest	2,244	1,981
Accrued legal and professional fees	252	889
Accrued bonus	110	4,125

Total accrued expenses	$5,434	$8,800

In December 2017, the Compensation Committee of Navios Partners authorized and approved an aggregate cash payment of $3,650 subject to fulfillment of certain service conditions that were provided and completed during 2017 and 2018. In December 2018, the Compensation Committee of Navios Partners authorized and approved a cash payment of $2,160 for which all service conditions had been met as of December 31, 2018. Also, the Compensation Committee of Navios Partners authorized and approved an additional $2,160 cash payment to the directors and officers of the Company subject to fulfillment of certain conditions in 2019. As of December 31, 2018 and 2017, an accrued amount of $110 and $4,125 is included in accrued bonus and an amount of $8,000 and $800 was paid during 2018 and 2017, respectively. The total amount of $3,985 and $3,475 was recorded in general and administrative expenses in Consolidated Statements of Operations for the years ended December 31, 2018 and 2017, respectively.

NOTE 11 – BORROWINGS

Borrowings as of December 31, 2018 and December 31, 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Term Loan B facility	$418,538	$441,471
Credit facilities	75,671	69,161

Total debt	$494,209	$510,632
Financial liability	24,842	—

Total borrowings	$519,051	$510,632
Less: Long-term unamortized discount	(6,629)	(10,824)
Less: Current portion of long-term borrowings, net	(26,804)	(26,586)
Less: Deferred finance costs, net	(4,937)	(6,345)

Long-term borrowings, net	$480,681	$466,877

As of December 31, 2018, the total borrowings, net of deferred finance fees and discount under the Navios Partners’ credit facilities were $507,485.

Term Loan B Facility: In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B Facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of an $189,500 add-on to its existing Term Loan B Facility.

During 2016, Navios Partners prepaid $25,000 of the Term Loan B facility. The prepayment was fully applied to the balloon payment. Following the prepayment of May 2016, an amount of $187 was written-off from the deferred finance fees.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 14, 2017, Navios Partners completed the issuance of a new $405,000 Term Loan B Facility. The new Term Loan B Facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 14, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Facility to: (i) refinance the existing Term Loan B; and (ii) pay fees and expenses related to the Term Loan B. Following the refinancing of the Term Loan B Facility, an amount of $1,880 and $1,275, was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53,000 add-on to its existing Term Loan B Facility. The add-on to the Term Loan B Facility bore the same terms as the Term Loan B Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners. During the year ended December 31, 2018, four drybulk vessels were released from security of the Term Loan B Facility and in exchange, five drybulk vessels and $2,000 in cash substituted the released vessels, as collateral to the Term Loan B Facility.

The Term Loan B Facility requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, prepayment and cure provisions.

As of December 31, 2018, the outstanding balance of the Term Loan B Facility was $411,909, net of discount of $6,629, and is repayable in six quarterly installments of $5,733 with a final payment of $384,138, including the last installment on the last repayment date. The final maturity date is September 14, 2020.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32,000 (divided into two tranches) in order to finance a portion of the purchase price of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17,000 was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15,000 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15,070. Following this repayment, an amount of $117 was written-off from the deferred finance fees as of December 31, 2018. As of December 31, 2018, the outstanding balance of the second tranche of the BNP Credit Facility was $12,915, and is repayable in eleven equal consecutive quarterly installments of $417 each, with a final balloon payment of $8,328 to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

DVB Credit Facilities: On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB Credit Facility”) of up to $39,000 (divided into four tranches) in order to refinance the Commerzbank/DVB Credit Facility dated July 2012 and an additional amount of $7,000 to partially finance the acquisition of the Navios Prosperity I. The amounts of $7,000 and $32,000 were drawn on June 30, 2017 and November 3, 2017, respectively. On July 2, 2018, Navios Partners repaid the outstanding balance of the three tranches in the amount of $20,200. Following this repayment, an amount of $209 was written-off from the deferred finance fees as of June 30, 2018. As of December 31, 2018, the outstanding balance of the DVB Credit Facility was $13,000 and is repayable in one quarterly installment of $750 and seven consecutive quarterly installments of $571 each, with a final balloon payment of $8,250 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2020 and bears interest at LIBOR plus 310 bps per annum.

On July 31, 2018, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB $44m Credit Facility”) of up to $44,000 (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17,500 and $26,500 were drawn on August 30, 2018, respectively. As of December 31, 2018, the outstanding balance of the DVB $44m Credit Facility was $43,202 and is repayable in 19 consecutive quarterly installments of $798, with a final balloon payment of $28,050 to be repaid on the last repayment date. The facility matures in the third quarter of 2023 and bears interest at LIBOR plus 290 bps per annum.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. (the “March 2018 Credit Facility”) of up to $14,300 (divided into two tranches) in order to finance a portion of the purchase of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the March 2018 Credit Facility of $7,150 was drawn. On June 1, 2018 the second tranche of the March 2018 Credit Facility of $7,150 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6,554. Following this repayment, an amount of $95 was written-off from the deferred finance fees as of December 31, 2018. As of December 31, 2018, the outstanding balance of the March 2018 Credit Facility was $6,554 and is repayable in 18 equal consecutive quarterly installments of $298, with a final balloon payment of $1,190 to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

ABN AMRO Credit Facility: On June 23, 2016, Navios Partners entered into a new credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30,000 to be used for the general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of December 31, 2018, there was no outstanding amount under this facility.

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU containership. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83,000 was cancelled. The final maturity date was April 20, 2022. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $516 was written-off from the deferred finance fees. As of December 31, 2018, there was no outstanding amount under this facility.

NIBC Credit Facility: On December 26, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. (the “December 2018 Credit Facility”) of up to $28,500 (divided into three tranches) in order to refinance three Ultra-Handymax vessels. The credit facility has a term of approximately 5.0 years and bears interest at LIBOR plus 275 bps per annum. As of December 31, 2018, no amount has been drawn under this facility.

Financial Liability: In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. The terms under the sale and leaseback agreements included a daily rate of $5.3 and $5.1 for the Navios Fantastiks and the Navios Beaufiks, respectively, and an implied fixed interest rate of 7.6%. As of December 31, 2018, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and Navios Beaufiks was $24,842 in total and is repayable in 68 and 59 equal consecutive average monthly installments of $161 and $155, respectively, including interest expense with a purchase obligation of $6,300 per vessel on the last repayment date. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively.

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

The Financial Liability has no financial covenants.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2018, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2019	$33,392
2020	414,297
2021	16,230
2022	6,833
2023 and thereafter	48,299

Total	$519,051

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

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Loans receivable from affiliates: The carrying amount of the fixed rate loan approximates its fair value.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the balance sheet approximates its fair value due to the long-term nature of these receivables.

Notes receivable, net of current portion: The carrying amount of the fixed rate notes receivable approximate its fair value.

Note receivable from affiliates: The carrying amount of the long-term receivable from affiliates approximates its fair value.

Term Loan B Facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance fees.

Other long-term borrowings, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$58,590	$58,590	$24,047	$24,047
Restricted cash	$2,865	$2,865	$5,886	$5,886
Amounts due from related parties, short-term	$28,562	$28,562	$10,545	$10,545
Loans receivable from affiliates	$27,657	$27,657	$11,706	$11,706
Amounts due from related parties, long-term	$28,880	$28,880	$34,891	$34,891
Notes receivable, net of current portion	$11,629	$11,629	$15,897	$15,897
Note receivable from affiliates	$4,525	$4,525	$4,253	$4,253
Term Loan B Facility, net	$(408,662)	$(414,352)	$(425,144)	$(441,471)
Other long-term borrowings, net	$(98,823)	$(100,513)	$(68,319)	$(69,161)

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2018 and December 31, 2017.

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$58,590	$58,590	—	—
Restricted cash	$2,865	$2,865	—	—
Amounts due from related parties, short-term	$28,562	—	$28,562	—
Loans receivable from affiliates	$27,657	—	$27,657	—
Amounts due from related parties, long-term	$28,880	—	$28,880	—
Notes receivable, net of current portion(2)	$11,629	—	$11,629	—
Note receivable from affiliates	$4,525	—	$4,525	—
Term Loan B facility, net(1)	$(414,352)	—	$(414,352)	—
Other long-term borrowings, net (1)	$(100,513)	—	$(100,513)	—

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$24,047	$24,047	—	—
Restricted cash	$5,886	$5,886	—	—
Amounts due from related parties, short-term	$10,545	—	$10,545	—
Loans receivable from affiliates	$11,706	—	$11,706	—
Amounts due from related parties, long-term	$34,891	—	$34,891	—
Notes receivable, net of current portion(2)	$15,897	—	$15,897	—
Note receivable from affiliates	$4,253	—	$4,253	—
Term Loan B facility, net(1)	$(441,471)	—	$(441,471)	—
Other long-term borrowings, net(1)	$(69,161)	—	$(69,161)	—

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Vessels, net (for Navios Felicity)	$4,705	—	$4,705	—
Vessels, net (for Navios Libra II)	$4,559	—	$4,559	—

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Vessels, net (for Navios Gemini S)	$4,078	—	$4,078	—
Vessels, net (for Navios Hope)	$16,127	—	$16,127	—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

(2)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

NOTE 13 – ISSUANCE OF UNITS

In December 2018, Navios Partners authorized the granting of 1,464,494 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 29,888 general partnership units to its general partner for net proceeds of $27. As of December 31, 2018, the effect of compensation expense arising from the restricted common units described above amounted to $20 and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired the year ended December 31, 2018. As of December 31, 2018, no restricted common units were vested.

On February 21, 2018, Navios Partners completed a public offering of 18,422,000 common units at $1.90 per unit and raised gross proceeds of approximately $35,002. The net proceeds of this offering, including the underwriting discount and the offering costs of $1,629 in total, were approximately $33,373. Pursuant to this offering, Navios Partners issued 375,959 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $714.

In December 2017, Navios Partners authorized the granting of 1,370,044 restricted common units, which were issued on January 11, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 27,960 general partnership units to its general partner for net proceeds of $64. The effect of compensation expense arising from the restricted common units described above amounted to $1,600 and $72 as of December 31, 2018 and 2017, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2018 and 2017. As of December 31, 2018, 353,761 restricted common units were vested.

On September 1, 2017 and as part of the acquisition agreement entered into between the Company and Rickmers Trust, Navios Partners authorized and issued 361,444 restricted common units and 7,376 general partnership units to its general partner for net proceeds of $600 and $12, respectively. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. On September 25, 2017, the fair value of the restricted common units described above was compensated by Navios Containers in full amount. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2018 and 2017. As of December 31, 2018, 180,722 restricted common units were vested.

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

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I’s Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) for a total amount of $33,473 for a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners, with fair value net of costs at date of issuance of $28,862 (see Note 18 — Transactions with related parties and affiliates). Pursuant to this transaction, Navios Partners issued 266,876 general partnership units to its general partner for net cash proceeds of $468.

In December 2016, Navios Partners authorized the granting of 2,040,000 restricted common units, which were issued on January 31, 2017, to its directors and officers, which are based solely on service conditions and vest over three years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 41,633 general partnership units to its general partner for net proceeds of $63. The effect of compensation expense arising from the restricted common units described above amounted to $830 and $1,832 as of December 31, 2018 and 2017, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2018 and 2017. As of December 31, 2018, 1,366,665 restricted common units were vested, cumulatively.

As of December 31, 2018, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2016, 2017 and 2018 not yet recognized was $3,074.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, which was further amended on June 2, 2017, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25,000. As of December 31, 2017 and 2016, Navios Partners issued 1,200,442 and 244,201 common units and received net proceeds of $2,221 and $440, respectively. Pursuant to the issuance of the common units, Navios Partners issued 24,498 general partnership units to its general partner in order to maintain its 2.0% general partner interest. As of December 31, 2017 and 2016, the net proceeds from the issuance of the general partnership units were $46 and $10, respectively. There were no equity transactions or units sold under this program during the year ended December 31, 2018.

Navios Holdings currently owns an approximately 20.4% interest in Navios Partners, which includes the approximately 2.1% interest through Navios Partners’ general partner, which Navios Holdings owns and controls.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14 – SEGMENT INFORMATION

For the period from April 28, 2017 up to August 29, 2017, the Company had two reportable segments from which it derived its revenues: Navios Partners Operations and Navios Containers Operations. The reportable segments reflect the internal organization of the Company whereby the Chief Operating Decision Maker (“CODM”) reviews the discrete financial information of the Navios Partners’ controlled fleet and the Navios Containers’ controlled fleet.

The Company measures segment performance based on net (loss)/income attributable to Navios Partners common unitholders. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Navios Partners Operations		Navios Containers Operations		Total
	Twelve Month Period Ended December 31, 2018	Twelve Month Period Ended December 31, 2017	Period from April 28, 2017 to August 29, 2017	Eliminations for the Period from April 28, 2017 to August 29, 2017	Twelve Month Period Ended December 31, 2018	Twelve Month Period Ended December 31, 2017
Revenue	$231,361	$199,297	$12,355	—	$231,361	$211,652
Management fees	(68,871)	(62,595)	(4,715)	—	(68,871)	(67,310)
Interest expense and finance cost, net	(42,766)	(37,647)	(767)	189	(42,766)	(38,225)
Depreciation and amortization	(58,334)	(67,885)	(4,875)	—	(58,334)	(72,760)
Net (loss)/ income	(13,081)	(15,089)	593	(355)	(13,081)	(14,851)
Total assets	1,314,133	1,305,302	—	—	1,314,133	1,305,302
Capital expenditures	(118,755)	(217,019)	(59,885)	—	(118,755)	(276,904)
Investment in affiliates	66,296	52,122	—	—	66,296	52,122
Cash and cash equivalents	58,590	24,047	—	—	58,590	24,047
Restricted cash	2,865	5,886	—	—	2,865	5,886
Long-term borrowings (including current and non-current portion), net	507,485	493,463	—	—	507,485	493,463

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

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and containerships operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Asia	$120,660	$125,618	$112,019
Europe	86,633	47,308	54,006
North America	17,862	20,307	13,364
Australia	6,206	18,419	11,135

Total	$231,361	$211,652	$190,524

NOTE 15 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

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

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, a newbuilding Panamax vessel of approximately 81,000 dwt, expected to be delivered in the second half of 2019. Navios Partners has agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half amounted to $2,770 was paid during the year ended December 31, 2017 and the second half amounted to $2,770 was paid during the year ended December 31, 2018, both presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The future minimum commitments for the 12-month periods ended December 31, of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount
2019	$547
2020	2,178
2021	2,172
2022	2,149
2023	2,080
2024 and thereafter	11,691

Total	$20,817

NOTE 17 – LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off-hires days) as of December 31, 2018, is as follows:

Amount
2019	$95,815
2020	82,025
2021	80,837
2022	70,894
2023 and thereafter	248,448

Total	$578,019

NOTE 18 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000; and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, are: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective from August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

Total management fees for each of the years ended December 31, 2018, 2017 and 2016, including Navios Containers management fees for the period from April 28, 2017 (date of Navios Containers’ inception) to August 29, 2017, amounted to $68,871, $67,310 and $59,209, respectively.

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

Total general and administrative expenses charged by Navios Holdings for each of the years ended December 31, 2018, 2017 and 2016, including Navios Containers administrative expenses for the period from April 28, 2017 (date of Navios Containers’ inception) to August 29, 2017, amounted to $9,344, $8,877 and $7,751, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of December 31, 2018 and December 31, 2017 amounted to $52,252 and $43,146, respectively, of which for the year ended December 31, 2018, the current receivable was $28,562 and the long-term receivable was $28,880. The balance mainly consisted of management fees and drydocking expenses including amounts needed for compliance with IMO regulations prepaid to Navios Holdings in accordance with the Management service agreement and the Navios Holdings Guarantee of up to $20,000. The claim amounted to $17,612 as of December 31, 2018.

Vessel Chartering: In November 2016, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter is approximately three months that commenced in November 2016, at a net daily rate of $11.5. The vessel was redelivered in February 2017.

Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the years ended December 31, 2018, 2017 and 2016 amounted to $97, $654 and $1,939, respectively.

Registration Rights Agreement: On February 4, 2015, we completed a private placement to Navios Holdings of 1,120,547 common units and 22,868 general partner units, raising gross proceeds of $14,967 and in connection with such private placement, we entered into a registration rights agreement with Navios Holdings pursuant to which we provide Navios Holdings with certain rights relating to the registration of the common units.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans of up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30,000 (see Note 20 — Investment in Affiliates). The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of December 31, 2018, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $11,205 (December 31, 2017: $1,205), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $731 (December 31, 2017: $489) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $447 (December 31, 2017: $334) under the caption “Loans receivable from affiliates”. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans I was $12,000, of which Navios Partners may be required to fund an amount ranging from $0 to $12,000.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14,000 (see Note 20 — Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2018, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $15,397 (December 31, 2017: $9,772), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $4,459 (December 31, 2017: $1,801) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $608 (December 31, 2017: $395) under the caption “Loans receivable from affiliates”. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans II was $4,503, of which Navios Partners may be required to fund an amount ranging from $0 to $4,503.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I’s Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33,473, which included a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling $29,423 based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see Note 13 — Issuance of Units). The receivable relating to the consideration settled with the issuance of 13,076,923 Navios Partners’ common units in the amount of $29,423 has been classified contra equity within the Consolidated Statements of Changes in Partners’ Capital as “Note receivable”. The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50,937. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4,050. As of December 31, 2018, the long-term note receivable from Navios Holdings amounted to $4,525 (including the non-cash interest income of $475), presented under the caption “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

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

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In connection with the Navios Containers private placement and listing on the N-OTC market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream, pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. The final settlement of the amount due will take place at any time but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2018, the Company did not submit any claims to Navios Holdings for charterers’ default under this agreement. During the years ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7,242 and $9,153, respectively, net of applicable deductions, of which $7,623 and $9,635 was recorded as “Other income”. Net of the $2,000 write down, the claim amounted to $17,612, including accrued interest and discount unwinding of $389 for the year ended December 31, 2018, presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets.

As of December 31, 2018, Navios Holdings held an 18.0% common unit interest in Navios Partners, represented by 31,053,233 common units and it also held a general partner interest of 2.0%.

NOTE 19 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five Containerships chartered out to Hyundai Merchant Marine Co. (“HMM”) which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

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

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $5,931. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of the each time charter. The Company recognized non-cash interest income and discount unwinding totaling to $420, $410 and $180, respectively, for these instruments under the caption “Interest income” in the Consolidated Statements of Operations for each of the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018 and December 31, 2017, the outstanding balance of the notes receivable, including accrued interest and discount unwinding, amounted to $6,942 and $6,522, respectively.

For each of the years ended December 31, 2018, 2017 and 2016, the Company recorded an amount of $12,102, $12,102 and $5,537, respectively, of deferred revenue amortization in the Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

As of December 31, 2018, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $12,101 and $4,366, respectively. As of December 31, 2017, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $12,102 and $16,468, respectively.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On January 12, 2017, the Company sold the vessel the MSC Cristina (see Note 7 — Vessels, net) for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of December 31, 2018, the outstanding balances of the current and non-current note receivable amounted to $4,688 and $4,687, respectively. For each of the years ended December 31, 2018 and 2017, the Company recorded interest income of $710 and $961, respectively, including accrued interest income of $76 and $115 under the caption “Interest income” in the Consolidated Statements of Operations.

NOTE 20 – INVESTMENT IN AFFILIATES

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans of up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the availability under the Revolving Loans I was increased by $30,000.

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

As of December 31, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $11,705 and $1,705, respectively, excluding accrued interest which represents the Company’s carrying value of the investment of $500 as of December 31, 2018 (December 31, 2017: $500) plus the Company’s balance of the Navios Revolving Loans I of $11,205 as of December 31, 2018 (December 31, 2017: $1,205), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

As of December 31, 2018, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $11,205. No investment income was recognized for the year ended December 31, 2018. Investment loss of $(140) was recognized in the Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the year ended December 31, 2017.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14,000.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $16,097 and $10,472, respectively, excluding accrued interest, which represents the Company’s carrying value of the investment of $700 as of December 31, 2018 (December 31, 2017: $700) plus the Company’s balance of the Navios Revolving Loans II of $15,397 as of December 31, 2018 (December 31, 2017: $9,772), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

As of December 31, 2018, the Navios Partners’ portion of the Navios Revolving Loan II outstanding was $15,397. No investment income was recognized for year ended December 31, 2018. Investment income of $84 was recognized in the Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the year ended December 31, 2017.

Navios Containers: On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for $50,000 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the equity. On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30,000. Navios Partners invested $14,460 and received 2,629,095 shares and Navios Holdings invested $500 and received 90,909 shares. Navios Partners and Navios Holdings also received 9,273 warrants, with a five-year term, respectively.

On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers’ outstanding equity. In connection with this transaction, Navios Partners recognized an other-than-temporary impairment of $560 on the units distributed, which was presented under the caption “Equity in net earnings of affiliated companies” in the Consolidated Statements of Operations. The amount of the distribution was $4,243 based on the last trading price of Navios Containers’ shares in the N-OTC market as of November 23, 2018. Following the distribution, Navios Partners owns approximately 33.5% of the equity in Navios Containers.

As of December 31, 2018, Navios Partners held 11,592,276 common units and Navios Holdings held 1,263,276 common units of Navios Containers. Investment income of $3,957 and $922 was recognized in the Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for each of the years ended December 31, 2018 and 2017, respectively.

The fair value of Navios Partners’ equity investment in Navios Containers is based on unadjusted quoted prices in active markets for Navios Containers’ common units. The fair value of Navios Partners’ equity investment in Navios Containers as at December 31, 2018 and 2017 was $32,806 and $57,566, respectively, compared with its carrying value of $65,096 and $50,922, respectively. Based on Navios Partners’ evaluation of the duration and magnitude of the fair value decline, Navios Containers’ financial condition and near-term prospects, and Navios Partners’ intent and ability to hold its investment in Navios Containers until recovery, Navios Partners concluded that the decline in fair value of its investment in Navios Containers below its carrying value is temporary and, therefore, no impairment was recorded.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the results of the significant tests performed by the Company, it was concluded that one affiliate met the significant threshold requiring summarized financial information to be presented.

	Navios Containers
	December 31, 2018	December 31, 2017
Balance Sheet
Cash and cash equivalents, including restricted cash	$18,892	$14,501
Current assets	6,245	6,870
Non-current assets	388,390	245,440
Current liabilities	19,758	7,060
Long-term debt including current portion, net	133,196	119,033
Non-current liabilities	78,100	—

	Navios Containers
	Year ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Income Statement
Revenue	$133,921	$39,188
Net income	$12,700	$2,638

NOTE 21 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common and general partner units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners will pay a quarterly distribution on the common and general partner units in any quarter. On February 3, 2016, Navios Partners announced that its Board of Directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. In March 2018, the board determined to reinstate a distribution and any continued distribution will be at the discretion of our Board of Directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

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

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by the General Partner) apply only after a minimum quarterly distribution of $0.4025.

In April 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2018 of $0.02 per unit. The distribution was paid on May 14, 2018 to all unitholders of common and general partner units of record as of May 10, 2018. The aggregate amount of the declared distribution was $3,420.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In July 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2018 of $0.02 per unit. The distribution was paid on August 10, 2018 to all unitholders of common and general partner units of record as of August 7, 2018. The aggregate amount of the declared distribution was $3,420.

In October 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2018 of $0.02 per unit. The distribution was paid on November 14, 2018 to all unitholders of common and general partners units of record as of November 7, 2018. The aggregate amount of the declared distribution was $3,420.

In January 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2018 of $0.02 per unit. The distribution was paid on February 14, 2019 to all unitholders of common and general partner units of record as of February 11, 2019, which included the unitholders of restricted common units issued on February 1, 2019. The aggregate amount of the declared distribution was $3,458.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the years ended December 31, 2018, 2017 and 2016.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net loss	$(13,081)	$(15,090)	$(52,549)
Loss attributable to:
Common unitholders	$(12,819)	$(14,788)	$(51,498)
Weighted average units outstanding (basic and diluted)
Common unitholders	162,353,865	132,610,330	83,107,066
Loss per unit (basic and diluted):
Common unitholders	$(0.08)	$(0.11)	$(0.62)
Earnings per unit - distributed (basic and diluted):
Common unitholders	$0.08	—	—
Loss per unit - undistributed (basic and diluted):
Common unitholders	$(0.16)	$(0.11)	$(0.62)

Potential common units of 3,154,112 and 1,353,335 relating to unvested restricted common units for each of the years ended December 31, 2018 and 2017, respectively, have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 22 – OTHER INCOME

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. The final settlement of the amount due will take place at any time but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2018, the Company did not submit any claims to Navios Holdings for charterers’ default under this agreement. During the years ended December 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $7,242 and $9,153, respectively, net of applicable deductions, of which $7,623 and $9,635 was recorded as “Other income”. Net of the $2,000 write down, the claim amounted to $17,612, including accrued interest and discount unwinding of $389 for the year ended December 31, 2018, presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets.

On November 10, 2016, Navios Partners repaid $28,052 in cash for the settlement of a nominal amount of $30,192 of the July 2012 Credit Facility achieving a $2,140 gain on debt repayment.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 23 – OTHER EXPENSE

As of December 31, 2018, the amount of $2,000 related to the write down of the guarantee claim receivable is included under the caption “Other expense” of the Consolidated Statements of Operations.

As of December 31, 2018, the amount of $777 related to the discount of the Navios Holdings Guarantee is included under the caption “Other expense” of the Consolidated Statements of Operations.

As of December 31, 2017, the amount of $1,495 relating to an allowance for doubtful accounts is included in under the caption “Other expense” of the Consolidated Statements of Operations.

On January 12, 2017, Navios Partners sold the MSC Cristina, which was classified as held for sale as of December 31, 2016, to an unrelated third party. The carrying value of the vessel was $125,000 and sale proceeds less costs to sell totaled $123,740. As of December 31, 2017, a loss of $1,260 had been recognized under the caption “Other expense” of the Consolidated Statements of Operations.

NOTE 24 – SUBSEQUENT EVENTS

On April 5, 2019, Navios Partners prepaid $21,000 and released two vessels from the collateral package of the Term Loan B facility.

On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA (the “April 2019 Credit Facility”) of up to $40,000 (divided into two tranches) in order to refinance two Capesize vessels. The credit facility has a term of approximately 5.0 years and bears interest at LIBOR plus 275 bps per annum. No amount has yet been drawn under this facility.

On March 21, 2019, Navios Partners agreed to sell the Navios Galaxy I, a 2001-built Panamax vessel of 74,195 unit, to an unrelated third party, for a net sale price of approximately $5,978. The sale is expected to be completed by the end of April 2019.

In February 2019, Navios Partners was required to fund the amount of $4,000 under Navios Europe I’s Revolving Loan.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “February 2019 Credit Facility”) of up to $66,000 (divided into four tranches) in order to refinance four Capesize vessels. The credit facility has a term of approximately 5.0 years and bears interest at LIBOR plus 260 bps per annum. No amount has yet been drawn under this facility.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of the Company’s common units over a two year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 2 1934, as amended. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under the Company’s credit facilities.

In January 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2018 of $0.02 per unit. The distribution was paid on February 14, 2019 to all unitholders of common and general partner units of record as of February 11, 2019, which included the unitholders of restricted common units issued on February 1, 2019. The aggregate amount of the declared distribution was $3,458.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: April 9, 2019