Form 20-F/A
period 2018-12-31
Navios Maritime Partners L.P.
filed 2019-08-19
CIK 1415921

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

Navios Maritime Partners L.P. (“Navios Partners,” the “Company,” “we,” “us,” or “our”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2018 (the “Original Report”), as filed with the Securities and Exchange Commission on April 4, 2019 (the “Original Filing Date”).

The only changes to the Original Report are in Item 19 “Exhibits.” In Item 19 we have updated Exhibit 15.3 to include an accompanying auditors’ report or related footnotes.

This Amendment consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III), a signature page, Exhibit 15.3, currently-dated certifications by our principal executive officer and our principal financial officer, and consent of Ernst & Young (Hellas), the independent registered public accounting firm of Navios Maritime Containers L.P.

This Amendment speaks as of the Original Filing Date, except for the certifications referenced above. Other than as expressly set forth above, no part of the Form 20-F is being amended. Accordingly, other than as discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the Original Filing Date.

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(43)

1.3	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(28)

1.4	Certificate of Formation of Navios GP L.L.C.(1)

1.5	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.6	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.7	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.8	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P.(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(2)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(3)

4.11	Registration Rights Agreement(3)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(4)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(6)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(6)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 27, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(8)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(9)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(10)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(11)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(12)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement(13)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(15)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(12)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(16)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.28	Supplemental Agreement, dated March 27, 2013, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.29	Supplemental Agreement, dated April 17, 2014, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(22)

4.30	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(16)

4.31	Credit Agreement for $250.0 million term loan facility, dated June 27, 2013(19)

4.32	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.33	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.34	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(23)

4.35	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(14)

4.36	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(14)

4.37	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(20)

4.38	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(24)

4.39	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(26)

4.40	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(29)

4.41	Amendment No. 7, dated February 4, 2016, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(32)

4.42	Facility Agreement for $164.0 million term loan facility, dated April 16, 2015(29)

4.43	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $164.0 million term loan facility(32)

4.44	Supplemental Agreement, dated April 8, 2015, to Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(29)

4.45	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $56.0 million term loan facility(32)

4.46	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(32)

4.47	Credit Agreement for $60.0 million term loan facility, dated May 29, 2015(30)

4.48	Acquisition Omnibus Agreement(21)

4.49	Navios Midstream Omnibus Agreement(27)

4.50	Registration Rights Agreement, dated February 4, 2015(25)

4.51	Continuous Offering Program Sales Agreement, dated November 18, 2016(36)

4.52	Form of Indenture(37)

4.53	Credit Agreement for $405.0 million term loan, dated as of March 14, 2017, among Navios Maritime Partners L.P. and Navios Partners Finance (US) Inc., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, S. Goldman Advisors LLC, DVB Capital Markets LLC, ABN AMRO Capital USA LLC, Credit Agricole Corporate Investment Bank, Clarkson Platou Securities, Inc. and the several Lenders from time to time party thereto(38)

4.54	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC(39)

4.55	Omnibus Agreement, effective as of June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc.(40)

4.56	Loan Agreement for a $32.0 million term loan, dated June 26, 2017, among Finian Navigation Co., Casual ShipHolding Co., BNP Paribas and the Banks and Financial Institutions listed therein(40)

4.57	Facility Agreement for a $39.0 million credit facility, dated June 28, 2017, among Fantastiks Shipping Corporation, Sagittarius Shipping Corporation, Customized Developments S.A., Ammos Shipping Corp., Navios Maritime Partners L.P., and DVB Bank SE(40)

4.58	Amendment No. 8, dated November 14, 2017, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(41)

4.59	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(41)

4.60	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.(42)

4.61	Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited, Coasters Ventures Ltd., the Banks and Financial Institutions listed in Schedule 1 therein, NIBC Bank N.V., and NIBC Bank N.V.*

4.62	Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., Customized Development S.A., Navios Maritime Partners L.P., DVB Bank SE.*

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer**

12.2	Section 302 Certification of Chief Financial Officer**

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer**

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A**

15.3	Consolidated Financial Statements of Navios Maritime Containers LP for the year ended December 31, 2018 and the period April 28, 2017 (date of inception) to December 31, 2017**

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2018 and 2017; (ii) Consolidated Statements of Income for each of the years ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2018, 2017 and 2016; and (v) the Notes to the Consolidated Financial Statements as blocks of text.*

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

*	Filed with the Original Report.
**	Filed herewith.

SIGNATURES

Navios Maritime Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to this Annual Report on its behalf.

Navios Maritime Partners L.P.

/s/ Angeliki Frangou
By: Angeliki Frangou
Its: Chairman and Chief Executive Officer

Date: August 19, 2019