Form 20-F
period 2019-12-31
Navios Maritime Partners L.P.
filed 2020-04-01
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________

FORM 20-F
_________________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ___________  to __________

Commission file number 001-33811
_________________________________

Navios Maritime Partners L.P.

(Exact name of Registrant as specified in its charter)
_________________________________

Not Applicable

(Translation of Registrant's Name into English)

Republic of Marshall Islands

(Jurisdiction of incorporation or organization)

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Todd E. Mason

Thompson Hine LLP

335 Madison Ave.

New York, NY 10017

todd.mason@thompsonhine.com

(212) 908-3946

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Trading Symbol	Name of each exchange on which registered
Common Units NMM	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
_________________________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 10,987,679 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

FORWARD-LOOKING STATEMENTS

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Statements included in this annual report which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology.

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

• our ability to leverage the scale, experience, reputation and relationships of Navios Maritime Holdings Inc. ("Navios Holdings") and our manager Navios Shipmanagement Inc. (the "Manager");

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

• our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement, as amended (the "Management Agreement") and the administrative services agreement (the "Administrative Services Agreement") with the Manager and for reimbursements for fees and costs of our general partner;

• estimated future maintenance and replacement capital expenditures;

• future sales of our common units in the public market;

• a lack of sufficient cash to pay the quarterly distribution on our common units;

• the cyclical nature of the international dry cargo and container shipping industry;

• fluctuations in charter rates for dry cargo carriers and containerships;

• the number of newbuildings currently under construction;

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

• general domestic and international political conditions, including wars, pandemics, terrorism and piracy;

• public health threats, such as the COVID-19, influenza and other highly contagious diseases or viruses;

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

• customers' increasing emphasis on environmental and safety concerns;

• changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and

• other factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission (the "SEC").

These and other forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in "Item 3. Key Information".

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2019 and 2018 and operating results for the years ended December 31, 2019, 2018, and 2017, were derived from our audited consolidated financial statements of Navios Maritime Partners L.P. (sometimes referred to as "Navios Partners", the "Partnership", the "Company", "we" or "us") which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and December 31, 2015 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(Expressed in thousands of U.S. dollars-except unit and per unit data)
Statement of Income Data
Time charter and voyage revenues	$219,379	$231,361	$211,652	$190,524	$223,676
Time charter and voyage expenses	(12,331)	(10,024)	(4,158)	(5,673)	(7,199)
Direct vessel expenses	(6,985)	(6,180)	(7,172)	(6,381)	(4,043)
Management fees	(68,188)	(68,871)	(67,310)	(59,209)	(56,504)
General and administrative expenses	(20,984)	(18,458)	(17,163)	(12,351)	(7,931)
Depreciation and amortization	(53,255)	(58,334)	(72,760)	(92,370)	(75,933)
Vessel impairment losses	(36,680)	(44,344)	(32,677)	(27,201)	-
Loss on sale of securities	-	-	-	(19,435)	-
Interest expense and finance cost, net	(45,254)	(42,766)	(38,225)	(31,247)	(31,720)
Interest income	6,172	4,408	3,277	541	222
Gain on change in control	-	-	4,068	-	-
Other income	1,053	1,554	9,884	14,523	5,232
Other expense	(4,990)	(5,384)	(5,133)	(4,270)	(3,995)
Equity in net earnings of affiliated companies	(40,071)	3,957	866	-	-
Net (loss)/ income	$(62,134)	$(13,081)	$(14,851)	$(52,549)	$41,805

Balance Sheet Data (at period end)
Current assets, including cash	$75,990	$111,112	$60,306	$56,349	$39,835
Vessels, net	1,062,258	1,043,250	1,099,015	1,037,206	1,230,049
Total assets	1,253,517	1,314,133	1,305,302	1,268,580	1,350,291
Total long-term financial liability, including current portion, net	88,608	23,820	-	-	-
Total long-term debt, including current portion, net	400,420	483,665	493,463	523,776	598,078
Total Operating lease liabilities, including current portion, net	14,202	-	-	-	-
Total partners' capital	728,019	776,753	767,710	680,209	732,215
Units issued and outstanding
Common unitholders	10,987,679	11,270,283	9,853,181	5,554,927	5,538,647
Weighted average units outstanding (basic and diluted)
Common unitholders	10,830,959	10,823,591	8,840,689	5,540,471	5,495,809
Earnings per unit (basic and diluted)
Common unit	$(5.62)	$(1.18)	$(1.65)	$(9.3)	$7.2
Dividends declared per unit
Cash dividend per common unit	$1.22	$0.9	-	-	$23.1
Cash dividend per general partner unit	$1.22	$0.9	-	-	$38.6

	Year ended December 31,
	2019	2018	2017	2016	2015
	(Expressed in thousands of U.S. dollars-except unit and per unit data)
Cash Flow Data
Net cash provided by operating activities	$70,395	$68,319	$53,499(2)	$61,813(2)	$123,702(2)
Net cash (used in)/ provided by investing activities	(17,034)	(67,888)	(187,211)	5,051	(149,301)
Net cash (used in) / provided by financing activities	(84,414)	31,091	138,557 (2)	(76,315)(2)	(40,311)(2)
Fleet Data:
Vessels operating at end of period(1)	46	37	36	32	31

(1) Includes owned and bareboat chartered-in vessels.

(2) The net cash provided by operating activities and net increase in operating assets presented in this table have been recasted to reflect the adoption of ASU 2016-18, which was effective beginning the first quarter ended March 31, 2018 and applied retrospectively to all prior periods presented in the Company's financial statements.

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

Our growth strategy focuses on expansion in the dry cargo and container shipping sectors. Accordingly, our growth depends on continued growth in world and regional demand for drybulk commodities, finished or semi-finished goods and the shipping of dry cargoes, which could be negatively affected by a number of factors, such as declines in prices for drybulk commodities or containerized cargoes, or general political, social and economic conditions.

We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia. In past years, China and India have had two of the world's fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. The Asia Pacific and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the OECD. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in such drybulk and container shipping trade and demand. For example, recent slowdowns of the Chinese economy have adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at low levels. A slowdown in the economies of the United States or the European Union, or certain other Asian countries may also adversely affect economic growth in the Asia Pacific region and India. A decline in demand for commodities transported in drybulk carriers and/or containerships, or an increase in supply of drybulk vessels or containerships could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel's carrying amount, resulting in a loss.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. On January 31, 2020, the United Kingdom withdrew from the European Union ("Brexit"), opening a standstill transition period that is currently set to last until December 31, 2020. The ongoing negotiations surrounding Brexit have yet to provide clarity on what the outcome will be for the United Kingdom or Europe, which could significantly disrupt the free movement of goods, services, and people between the United Kingdom and the European Union. In the United States, the current administration has created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The U.S. presidential administration has stated that it rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The U.S. administration has indicated that it may resort to aggressive tactics, such as the imposition of punitive tariffs, in order to secure achieve these goals in addition to those already implemented.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers' business, operating results and financial condition. This could, in turn, affect our charterers' ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders.

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

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition from new entrants and established companies with significant resources.

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

• the operator's environmental, health and safety record;

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

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the containership and drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters, as well as for the acquisition of high-quality secondhand vessels and newbuilding vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. Additionally, the consolidation among liner companies and the creation of alliances among liner companies have increased their negotiation power.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading in the spot market during an upturn in the dry cargo market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and financial condition, as well as operating cash flow could be adversely affected.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We intend to seek to grow our fleet, either through purchases, ordering newbuilt vessels, the increase of the number of chartered-in vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on our success in locating and acquiring suitable vessels, identifying and entering into shipbuilding contracts at acceptable prices and consummating acquisitions or joint ventures, integrating any acquired business successfully with our existing operations, enhancing our customer base, managing our expansion, and obtaining required financing.

During periods in which charter rates are high, vessel values are generally high as well, and it may be difficult to consummate ship acquisitions or potentially enter into shipbuilding contracts in the future at favorable prices. During periods in which charter rates are low and employment is scarce, vessel values are low and any vessel acquired without time charter attached will automatically incur additional expenses to operate, insure, maintain and finance the vessel thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, continuing to meet technical and safety performance standards, managing relationships with customers and suppliers, dealing with potential delays in deliveries of newbuilding vessels, and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans. We may incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition.

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

We expect to purchase secondhand vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the dry and container shipping industry and charter hire rates.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, we could sustain significant losses and our business, financial condition and results of operations could be adversely affected.

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

• a backlog of orders at the shipyard;

• epidemics, pandemics, natural or man-made disasters;

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

Payments to us by our charterers under time charters are and will be our main source of operating cash flow. Weaknesses in demand for our shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of vessels increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

For the year ended December 31, 2019, Hyundai Merchant Marine Co. ("HMM"), Swissmarine Asia Pte LTD and Cargill International SA, represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented. The charterers in the containership sector consist of a limited number of liner companies. The combination of any surplus of vessel capacity, the expected entry into service of new technologically advanced vessels, and the expected increase in the size of the world fleet over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of capacity available at lower charter rates and lack of demand for our customers' could negatively affect our charterers' willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. The number of leading liner companies which are our client base may continue to shrink and we may depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unit holders.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. Our customers may go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts. If any of these customers terminate its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unit holders, as we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. Accordingly we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended.

For example, in 2016, HMM faced financial difficulties and developed a restructuring plan, which included restructuring agreements for five of our containerships (see Note 19 - Notes Receivable). In addition, Navios Partners has filed claims for lost revenues in connection with the 2016 filing by Hanjin for rehabilitation, which was later followed by entry into liquidation in 2017. These claims are currently being assessed by the court.

The failure of a customer to perform its obligations under a contract may mean we increase our exposure to the spot market, which is subject to greater rate fluctuation than the time charter market. The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders.

The aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.

As of March 30, 2020, the vessels in our fleet had an average age of approximately eleven years, when most dry cargo vessels have an expected life of approximately 25 years, and we may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. As our fleet ages, we will incur increased costs. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, when a vessel is "off-hire," or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability.

As we do not maintain off-hire insurance except in cases of loss of hire up to a limited number of days due to war or piracy events any extended off-hire period could have a material adverse effect on our results of operations, cash flows and financial condition.

For more information on "off-hire" see Item 4. Information on the Partnership B. Business Overview Off-hire.

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

In addition, we often purchase secondhand vessels that, unlike newbuilt vessels, typically do not carry warranties as to their condition, and our vessel inspections would not normally provide us with as much knowledge of a vessel's condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our unitholders.

The market value of our vessels may fluctuate significantly. If vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

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

• changes in global dry cargo commodity supply or sources and destinations of containerized cargoes;

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

Charter rates in the drybulk and container shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay distributions.

The current charter rates for dry cargo vessels have significantly decreased from their historic highs reached in the second quarter of 2008. If the drybulk shipping industry, which has been highly cyclical and volatile, is depressed in the future when our charters expire, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to re-charter our vessels upon the expiration or termination of their current charters, or on vessels that we may acquire in the future, as well as, the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

All of our drybulk time charters are scheduled to expire on dates ranging from March 2020 to March 2023. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

Five containerships that we own are on long-term time charter for ten years until 2023 with our option to terminate after year seven. The other five containerships are on time charters that expire within 2020. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers.

If the charter market is depressed when our vessels' time charters expire or when we are otherwise seeking new charters, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity.

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

We must make substantial capital expenditures to maintain and replace, over the long term, the operating capacity of our fleet. We generally expect to finance these maintenance capital expenditures with cash balances or credit facilities.  These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of our labor and materials, the cost of suitable replacement vessels, customer/market requirements, increases in the size of our fleet, the length of charters, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment, competitive standards, and the age of our ships. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders.

Our significant maintenance and replacement capital expenditures, including without limitation the management fees paid to the Manager pursuant to the Management Agreement, to maintain and replace, over the long-term, the operating capacity of our fleet, as well as to comply with environmental and safety regulations, may reduce or eliminate the amount of cash we have available for distribution to our unitholders. Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the Conflicts Committee of our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less, if any, cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

For detailed information on the amount of management fees owed under the Management Agreement, please see the section entitled, "Item 5. Operating and Financial Review and Prospects - A. Operating results - Management fees".

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

We depend on the Manager to assist us in operating and expanding our business.

Pursuant to the Management Agreement between Navios Partners and the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides to Navios Partners significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager's satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on the Manager and its reputation and relationships in the shipping industry. If the Manager suffers material damage to its reputation or relationships, it may harm our ability to:

• renew existing charters upon their expiration;

• obtain new charters;

• successfully interact with shipyards during periods of shipyard construction constraints;

• obtain financing on commercially acceptable terms; or

• maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions and repurchases of common units.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including  our Chairman and Chief Executive Officer. The loss of the services of our Chairman and Chief Executive Officer or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

The Manager may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased costs for its employees and crew and other vessel operating costs.

Our success will depend in part on the Manager's ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect on the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2019, the value of the U.S. dollar as compared to the Euro increased by approximately 2.0% compared with the respective value as of December 31, 2018. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers' security measures, allowing an attacker access to proprietary information from our company including our employees', customers' and suppliers' data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy, loading and discharging speed and personnel required to operate. The potential introduction of remote controlled or autonomous vessels, which would significantly reduce or eliminate the costs of crew and victuals, could put our vessels at an efficiency disadvantage. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments that we receive for our vessels upon expiration of their current charters and the resale value of our vessels could significantly decrease. This could adversely affect our revenues and cash flows, and our ability to service our debt or make distributions to our unit holders and repurchases of common units.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps.

There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery and war risk insurance covering damage to our vessels' hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

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

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a vessel loss. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, financial condition, cash flows and results of operations. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, and could have a material adverse effect on our business, financial condition, cash flows and results of operations. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unit holders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Our charterers may in the future engage in legally permitted trading in locations or with persons which may still be subject to restrictions due to sanctions or boycott. However, no vessels in our fleet have called on ports in sanctioned countries or countries designated as state sponsors of terrorism by the U.S. State Department, including Iran, Syria, or Sudan. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading on such locations or countries or trading with such persons, which could result in reduced insurance coverage for losses incurred by the related vessels. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage.  In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations or countries or as a result of trading with such persons, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and unit price.

Navios Holdings, Navios Maritime Acquisition Corporation ("Navios Acquisition"), Navios Maritime Containers L.P. ("Navios Containers") and their affiliates may compete with us.

Navios Partners has entered into an omnibus agreement with Navios Holdings (the "Partners Omnibus Agreement") in connection with the closing of the Navios Partners' IPO governing, among other things, Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Holdings. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of the Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

In connection with the Navios Midstream initial public offering and effective November 18, 2014, Navios Partners entered into the Omnibus Agreement with Navios Midstream, Navios Acquisition and Navios Holdings (the "Navios Midstream Omnibus Agreement") pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the 2017 Navios Containers private placement and listing on the Norwegian over-the-counter ("N-OTC") market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the "Navios Containers Omnibus Agreement"), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

Risks Relating in Our Industry

A decrease in the level of China's imports of raw materials, exports of goods, or a decrease in trade globally could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. For example, in 2019, China imported 1.047 billion tons of iron ore by sea out of a total of 1.457 billion tons shipped globally, accounting for about 72% of the global seaborne iron ore trade. While it only accounted for approximately 20% of seaborne coal movements of coal in 2019 according to current estimates (255 million tons imported compared to 1.290 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (264 million tons imported compared to 1.183 billion tons of seaborne coal traded globally). Our drybulk vessels and containerships are deployed by our charterers on routes involving drybulk or container trade in and out of emerging markets, and our charterers' drybulk and container shipping and business revenue may be derived from the shipment of goods within the Asia Pacific region and to or from various overseas export markets. Any reduction in or hindrance to China-based importers or exporters could have a material adverse effect on the growth rate of China's imports and exports and on our charterers' business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal and Chinese-made goods, or promoting the export of Chinese coal or increasing consumption of natural gas or increasing the production of electricity from renewable resources. This may have the effect of (i) reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for drybulk shipping, and (ii) reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. The ongoing global trade war between the U.S. and China may contribute to an economic slowdown in China.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Many of our vessels regularly call to ports in China and we may enter into sale and leaseback transactions with Chinese financial institutions. Although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders.

Charter hire rates are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and our profitability. The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have declined significantly from historically high levels. For example, in the past time charter and spot market rates for drybulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 19 key drybulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI showed improvement since then, it has ranged from a low of 411 in February 2020 to a high of 2,518 in September 2019, it remains at low levels compared to historical highs and there can be no assurance that the drybulk charter market will not decline further.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a $/day per TEU weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2019, the Containership Timecharter Rate Index stood at 50 points, peaked at 63 points as of the end of September 2019 and then fell to 61 points at the end of January 2020.

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

Furthermore, a significant decrease in charter rates would cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. Because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.

Factors that influence demand for vessels capacity include:

• global and regional economic and political conditions, including armed conflicts, wars and terrorist activities (including piracy), embargoes and strikes;

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

• supply and demand for commodities shipped in dry cargo vessels;

• changes in global production of raw materials, semi-finished or finished goods and products transported by containerships;

• the distance drybulk cargo or containers are to be moved by sea;

• fuel prices for the bunker fuel used aboard ships;

• whether the vessel is equipped with scrubbers or not;

• natural or man-made disasters;

• the globalization of manufacturing;

• carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

• weather and crop yields;

• political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import and export restrictions, including trade wars, central bank policies and pollution conventions or protocols;

• international sanctions, embargoes, nationalizations ; and

• technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

• the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting or undergoing repairs or otherwise not available for hire.

• the scrapping rate of older vessels;

• the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

• port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;

• the number of shipyards and ability of shipyards to deliver vessels;

• the number of newbuilding deliveries;

• vessel casualties;

• weather;

• changes in environmental and other regulations and standards (including IMO rules requiring a reduction in the use of high sulphur fuels and the fitting of additional ballast water treatment systems) that limit the profitability, operations or useful lives of vessels;

• the price of steel, fuel and other raw materials; and

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

We anticipate that the future demand for our vessels will be dependent upon economic growth in the world's economies, mainly China and India, seasonal and regional changes in demand, changes in the capacity of the global dry and container fleets and the sources and supply of drybulk or containerized cargo to be transported by sea.

The oversupply of drybulk vessel capacity may continue to prolong or further depress the current low charter rates, which has and may continue to limit our ability to operate our drybulk vessels profitably.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of February 1, 2020, newbuilding orders had been placed for an aggregate of about 9% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing, many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An oversupply of containership capacity may depress charter rates, as has happened in the past, or prolong the period of depressed charter rates, and adversely affect our ability to charter our containerships at profitable rates, or at all.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet from 21% in October 2015 to an all-time low of 10% as of February 2020. The orderbook remains significantly skewed towards vessels over 8,000 twenty-foot equivalent units ("TEU"). An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress current charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

A number of third party owners have ordered so-called "eco-type" vessel designs or have retrofitted scrubbers to remove sulphur from exhaust gases, which may offer substantial bunker savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of "eco-type" or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

New eco-type vessel designs or scrubber retrofits purport to offer material bunker savings compared to older designs, including certain of our vessels. Fitting scrubbers will allow a ship to consume high sulphur fuel oil ("HSFO") which is expected to be cheaper than the low sulphur fuel oil ("LSFO") that ships without scrubbers must consume to comply with the IMO 2020 low sulphur emission requirements. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of our fleet which may not have scrubbers. As the supply of such "eco-type" or scrubber retrofitted vessels increases, if the differential between the cost of HSFO and LSFO remains high, or if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-"eco-type", non-scrubber retrofitted vessels, impair our ability to re-charter such vessels at competitive rates and have a material adverse effect on our business, financial condition, cash flows and results of operations.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters or contracts of affreightment so an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered.  Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management.  Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards.  This is the case particularly in the United States and, increasingly, in Europe.  Non-compliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities.  This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators.  Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels.  Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels. Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated therewith.  We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures.  We also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event.  The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution.  However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions.  And, claims relating to pollution incidents for knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only.  If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Comparably, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future.  We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations.  We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue.  In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•  Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;

•  Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports.

•  Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by local and national laws, as well as international treaties and conventions, and implementing regulations related to climate change.  Any passage of climate control treaties, legislation, or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases ("GHGs") could require us to make significant financial expenditures that we cannot predict with certainty at this time.  This could include, for example, the adoption of regulatory frameworks to reduce GHG emissions, such as carbon dioxide, methane and nitrogen oxides.  The climate change efforts undertaken to date are detailed below.

We cannot predict with any degree of certainty what effect, if any, possible climate change and legal requirements relating to climate change will have on our operations.  However, we believe that climate change, including the possible increases in severe weather events, and legal requirements relating to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums and deductibles, and the availability of insurance coverage. As a result, our financial condition could be materially impacted by climate change and related legal requirements.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security.  These laws are detailed below.  Navios has and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe that these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk of uninsured losses which could significantly affect our business remains. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag States have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance therewith them as an essential part of compliance with the ISPS Code.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation ("GDPR"), may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries, as described in this report. Under economic and trade sanctions laws, governments and organizations may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties. To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

Considering U.S. as well as EU sanctions and the nature of our business, there is a constant sanction-related risk for us, due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

We constantly monitor developments in the U.S., the EU and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes.

Given our relationship with Navios Holdings (and/or its affiliates), we cannot give any assurance that an adverse finding against Navios Holdings (and/or its affiliates) by a governmental or legal authority or others, with respect to sanction matters or any future matter related to regulatory compliance by Navios Holdings (and/or its affiliates) will not have a material adverse impact on our business, reputation or the market price or trading of our common units.

If any of the risks described herein materializes, it could have a material adverse impact on our business and results of operations.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see "Item 4. Information on the Company. B. Business Overview - Sanction and Compliance"

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA") and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the "U.K. Bribery Act") which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.'s Bribery Act.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

The operation of ocean-going vessels in international trade is inherently risky.  The ownership and operation of ocean-going vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, unexpected port closures, hostilities, piracy, terrorism, labor strikes and/or boycotts, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions.  All of these risks could result in liability, loss of revenues, increased costs and loss of reputation.

The operation of drybulk carriers has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, certain drybulk cargoes are often heavy, dense, easily shifted, and may react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to harsh treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels' holds. For example, if a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel.  We have procedures and policies in place to ameliorate these risks, including a robust inspection system.

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. Any extended vessel off-hire, due to an accident or otherwise, or strikes, could have a materially adverse effect on our business. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay distributions.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in the fleet.

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

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel has been built and maintained, is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNVGL, and Lloyd's Register.

A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull and machinery insurance and/or protection and indemnity insurance, which would result in a breach of relevant covenants under our financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to make distributions to our unit holders.

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

Economic conditions throughout the world, renewed terrorist activity, the growing refugee crises, trade wars and protectionist policies, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like fiscal fragility in advanced economies, high sovereign and private debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in Syria, renewed terrorist attacks around the world and the emergence of populist and protectionist political movements in advanced economies.

Concerns regarding terrorist threats from groups in Europe and the refugee crisis may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for dry cargo and certain goods shipped in containerized form.

In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China's growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact the shipping industry. For example, the possibility of the introduction of impediments to trade within the European Union member countries in response to increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Political events such as a global trade war between the U.S. and China, or any moves by either China, the United States or the European Union to levy additional tariffs on imported goods as part of protectionist measures or otherwise, could decrease shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders.

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

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The continuing refugee crisis in the European Union, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, general political unrest in Ukraine, political tension, continuing concerns relating to Brexit (as defined herein), concerns regarding the recent emergence of the COVID-19, and its spread throughout Asia and other parts of the world, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea have led to increased volatility in global credit and equity markets. Further, as a result of the ongoing political, social and economic turmoil in Greece resulting from the sovereign debt crisis and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our Manager located in Greece.

In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows and cash available for distributions to our unit holders and repurchases of common units.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Our financial and operating performance may be adversely affected by the recent novel coronavirus outbreak.

Our business could be materially and adversely affected by the outbreak of the recent COVID-19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, global demand for goods shipped in containerships and dry bulk vessels  as well as the price of international freights and hires. If the effect of the coronavirus is ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect. The effects of the coronavirus remain uncertain, and should customers be under financial pressure this could negatively affect our charterers' willingness to perform their obligations under our time charters. The loss or termination of any of our time charters or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units.

In addition, certain countries have introduced travel restrictions and adopted certain hygiene measures, including quarantining. European countries and the United States have recently adopted more stringent measures to contain the spread of the virus. Any prolonged measure may affect our normal operations and those of our Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our vessels generally.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government of the jurisdiction where one or more of our vessels are registered could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we may be entitled to compensation in the event of a requisition of one or more of our vessels the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition, cash flows and results of operations, as well as our cash flows, including cash available for distributions to our unit holders.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Other areas where piracy has affected shipping include the Indian Ocean, the Strait of Malacca, the Arabian Sea, the Mozambique Channel and the Gulf of Guinea. Acts of piracy are a material risk to the international container shipping industry. Our vessels regularly travel through regions where pirates are active. Piracy not only increases our risk of loss of property and the cost of delay or detention, but it may also increase our risk of liability for death or personal injury.We may incur increased insurance premiums for "war risk" coverage or, if such insurance is unavailable, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions. While we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Crew and security costs could also increase in such circumstances. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions.

Risks Relating to Our Indebtedness

The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in foreclosure on our mortgaged vessels.

If the market value of our owned vessels decreases, we may be required to record an impairment charge in our consolidated financial statements that, among other things, could cause us to breach covenants contained in our credit facilities, which could adversely affect our financial results. We purchased the majority of our drybulk vessels from Navios Holdings based on market prices that were, for certain vessels, at historically high levels. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt.

We may be unable to obtain additional debt financing for future acquisitions of vessels and to fund payments in respect of any newbuilding orders that we may place in the future.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends in part on charter hire rates and the creditworthiness of our charterers. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and a lack of long-term employment of our ships may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders.

Our debt levels may limit our ability to obtain additional financing and pursue other business opportunities, and our interest rates under our credit facilities may fluctuate and may impact our operations.

As of December 31, 2019, the total borrowings amounted to $494.4 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our credit facilities also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate ("LIBOR"), or the prime rate. We do not currently hedge against increases in such rates and, accordingly, significant increases in such rate would require increased debt levels and reduce distributable cash. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

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

Our outstanding debt bears interest rates in relation to LIBOR. On July 27, 2017, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether or not LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities ("SOFR"). SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate our credit agreements that utilize LIBOR as a factor in determining the interest rate.

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

We have two credit facilities with DVB Bank S.E. (the "DVB $66m Credit Facility" and the "DVB $44m Credit Facility"), a credit facility with BNP PARIBAS (the "BNP Credit Facility"), a credit facility with Nordea Bank AB, Skandinaviska Enskilda Banken AB and NIBC Bank N.V. (the "Nordea Credit Facility"), a credit facility with NIBC Bank N.V. (the "NIBC Credit Facility", a credit facility with DNB Bank ASA (the "DNB Credit Facility"), a credit facility with Hamburg Commercial Bank AG (the "HCOB Credit Facility"), a credit facility with Credit Agricole Corporate and Investment Bank ("CACIB") (the "CACIB Credit Facility"), a credit facility with ABN Amro Bank N.V. (the "ABN Credit Facility") and a credit facility with Dory Funding DAC (the "Dory Credit Facility"). We also have five sale and leaseback agreements with unrelated third parties for the Navios Fantastiks, the Navios Beaufiks, the Navios Sol, the Navios Sagittarius and the Navios Ace  (together, the "Financial Liabilities"). As of December 31, 2019, the outstanding loan balance under Navios Partners' borrowings, net of deferred finance fees, was $489.0 million.

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

Our credit facilities also require us to comply with the International Safety Management Code (the "ISM Code"), and International Ship and Port Facilities Security Code ("ISPS Code") and to maintain valid safety management certificates and documents of compliance at all times.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $500 to $650 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

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

Our ability to comply with the covenants and restrictions that are contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders' commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facilities are secured by certain of our vessels, and if we are unable to repay borrowings under such credit facilities, lenders could seek to foreclose on those vessels. We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

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

Our common units, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. dollars. Unit holders whose principal currency is not the U.S. dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. dollar in relation to such foreign currency will reduce the value of such unitholders' units and any appreciation of the U.S. dollar will increase the value in foreign currency terms. In addition, we will not offer its shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, unitholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (the "NYSE"), a national securities exchange. The NYSE minimum listing standards, require that we meet certain requirements relating to stockholders' equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements. For example, on March 13, 2019, we were notified by the NYSE that we were no longer in compliance with the NYSE's continued listing standards because the average closing price of our common stock over a consecutive 30 trading-day period was less than $1.00 per common unit. Although we regained compliance on May 21, 2019, following a reverse split of our common units, we cannot assure you that we will continue to satisfy the NYSE minimum listing standards and our securities will continue to be listed on the NYSE in the future.

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including limited availability of market quotations for our securities, limited amount of news and analyst coverage for us, decreased ability for us to issue additional securities or obtain additional financing in the future, limited liquidity for our unitholders; and the loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the "Code"), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders, and loss of "mark-to-market" election by U.S. holders in the event we are treated as a passive foreign investment company ("PFIC").

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

• investors' perceptions of us and the international container shipping industry;

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

Substantial future sales of our common units in the public market, including through our continuous offering sales program, could cause the price of our common units to fall, and would dilute your ownership interests.

In order to raise additional capital, we may in the future offer additional common units or other securities convertible into or exchangeable for our common units, including convertible debt. For instance, in 2016 we entered into a Continuous Offering Program Sales Agreement for the offer and sale of up to $25.0 million in aggregate amount of our common units from time to time through the sales agent. Whether we choose to affect future sales under the continuous offering program or through secondary offerings, will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital.

We cannot predict the size of future issuances or sales of our common units, including those made pursuant to the continuous offering program sales agreement or in connection with future acquisitions or capital activities, or the effect, if any, that such issuances or sales may have on the market price of our common units. The issuance and sale of substantial amounts of common units, including issuance and sales pursuant to the continuous offering program sales agreement, or announcement that such issuance and sales may occur, could adversely affect the market price of our common units, decrease unit holders' proportionate ownership interest in us.

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

Holders of our common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for three year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts common unitholders' voting rights by providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected independent directors.

Risks Relating to Taxes and Other Legal Matters

In addition to the following risk factors, you should read the section entitled "Material U.S. Federal Income Tax Considerations" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels' tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel's flag state, these are deducted from the amount of the duty to be paid in Greece.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a "passive foreign investment company" ("PFIC"), for U.S. federal income tax purposes iIf either (1) at least 75.0% of its gross income for any taxable year consists of certain types of "passive income," or (2) at least 50.0% of the average value of the entity's assets produce or are held for the production of those types of "passive income,." then we will be treated as a "passive foreign investment company," ("PFIC"), for U.S. federal income tax purposes. Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for for any taxable year, and we do not believe that we will be a PFIC for 2019 and subsequent taxable years. For purposes of these tests, "passive income" generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute"passive income." Furthermore, the U.S. Department of Treasury issued proposed regulations in July 2019 that impact these tests, and the proposed regulations may be finalized in 2020. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2019 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Code, 50.0% of the gross transportation income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. Source International Transportation Income. U.S. Source International Transportation Income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) applies, unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2019 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption, including the delisting of our securities from quotation on the NYSE which could cause us to lose the benefit of this tax exemption and thereby make us subject to U.S. federal income tax on our U.S. Source International Transportation Income. See "-Risks Related to Our Units-The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions". Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Actions taken by holders of our common units could result in our being treated as a "controlled foreign corporation," which could have adverse U.S. federal income tax consequences to certain U.S. holders.

Although we believe that Navios Partners was not a controlled foreign corporation (a "CFC") as of December 31, 2019, or at any time during 2019, tax rules recently enacted by the Tax Cuts and Jobs Act, including the imposition of so-called "downward attribution" for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of the equity interests of Navios Partners for purposes of determining whether Navios Partners is a CFC. If, in the future, U.S. holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Partners own in the aggregate more than 50% of the equity of Navios Partners (by vote or value), in each case, directly, indirectly or constructively, Navios Partners should become a CFC.

U.S. holders who at all times own less than 10% of our equity should not be affected. However, if we were to become a CFC, any U.S. holder owning 10% or more (by vote or value), directly, indirectly, or constructively (but not through downward attribution), of our equity could be subject to U.S. federal income tax in respect of a portion of our earnings. Any U.S. holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly or constructively, of the equity of Navios Partners should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Partners being treated as a CFC (see United States Federal Income Taxation of U.S. Holders - Controlled Foreign Corporation).

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

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in one or more non-U.S. countries including Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the Management Agreement and the Administrative Services Agreement we entered into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country's taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

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

We rely on the master limited partnership ("MLP") structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.

We rely on the master limited partnership ("MLP") structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.

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

Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

• permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by Olympos Maritime Ltd. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership;

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

• provides that our general partner and our directors are entitled to make other decisions in "good faith" if they reasonably believe that the decision is in our best interests;

• generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the Conflicts Committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

• provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

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

As of March 30, 2020, Navios Holdings directly owned 2,070,216 common units, which represented a 18.8% interest in us based on all outstanding common units. As of March 30, 2020, our general partner owned 230,524 general partner units, which represented a 2.1% interest in us.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if our public unitholders are dissatisfied, they will need a qualified majority to remove our general partner

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

• The vote of the holders of at least 66 2/3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns approximately 18.8% of the total number of outstanding common units.

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

• A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unitholders may be removed from our board of directors at any time with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner or as a member of the Board of Directors, as the case may be.

• Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

• Unitholders' voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

• We have substantial latitude in issuing equity securities without unitholder approval.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, unitholders could be held liable for our obligations to the same extent as a general partner if they participate in the "control" of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

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

Our management will have broad discretion with respect to the use of the proceeds resulting from the issuance of common units whether under a continuous offering program or a secondary offering.

Our management will have broad discretion in the application of the net proceeds from continuous offering programs or secondary offerings, and could spend such proceeds in ways that do not improve our results of operations or enhance the value of our common units. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our common units to decline. Pending their use, we may invest the net proceeds from continuous offering programs or secondary offerings in a manner that does not produce income or that loses value.

Our general partner and its affiliates, including Navios Holdings, own a significant interest in us andmay have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.

Navios Holdings is our main unitholder owning an approximate 18.8% limited partner interest in us. In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in the Company to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company's Chairman and Chief Executive Officer. Our general partner owns 2.1% general partner interest in us This concentration of ownership may delay, deter or prevent acts that would be favored by our other unit holders or deprive unit holders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unit holders may in some cases conflict with our unit holders. The interests of our general partner and its affiliates, including Navios Holdings, may be different from your interests.  As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

• neither our partnership agreement nor any other agreement requires our general partner to pursue, in the operation of their businesses, a business strategy that favors us;

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

Our officers face conflicts of interest and conflicts in the allocation of their time to our business.

Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings, Navios Containers, and Navios Acquisition. Our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Containers, and Navios Holdings. Navios Holdings, Navios Containers, and Navios Acquisition conduct substantial businesses and activities of their own. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Acquisition, Navios Holdings, Navios Containers, and their respective affiliates. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to Navios Holdings, Navios Containers, Navios Acquisition, and their affiliates. As such these individuals have fiduciary duties to Navios Holdings, Navios Containers and Navios Acquisition which may cause them to pursue business strategies that disproportionately benefit Navios Holdings, Navios Containers, and Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Holdings, Navios Containers, and Navios Acquisition, on the one hand, and us and our unitholders on the other hand. Based solely on the anticipated relative sizes of our fleet and the fleet owned by the Navios Holdings, Navios Containers and Navios Acquisition, over the next twelve months, we estimate that certain our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Holdings, Navios Containers, Navios Acquisition and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Fees and cost reimbursements, which the Manager determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Manager. We pay the Manager, a commercial and technical management fee under the management agreement, as well as an administrative services fee under the Administrative Agreement.

Pursuant to a management agreement, dated November 16, 2007, as amended or supplemented from time to time, the Manager provides commercial and technical management services to our vessels. The term of the Management Agreement as amended in August 2019 and December 2019, expires in January 1, 2025. During the remaining years of the term of the management agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

In addition, the Manager will provide us with administrative services, pursuant to the Administrative Agreement dated November 16, 2007, as amended or supplemented from time to time, expiring in January 1, 2025, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability.

If we desire to terminate either of these agreements before its scheduled expiration, we must pay a termination fee to the Manager as per management agreement. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay cash distributions and repurchases of common units to be materially and adversely affected.

For detailed information on the amount of management fees owed under the Management Agreement, please see the section entitled, "Item 5. Operating and Financial Review and Prospects - A. Operating results - Management fees".

Item 4. Information on the Partnership

A. History and Development of the Partnership

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Olympos Maritime Ltd., is Navios Partners' general partner and owns an approximate 2.1% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain and fertilizer and also containers, chartering its vessels generally under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering ("IPO") on November 16, 2007, Navios Partners entered into the following agreements:

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

Financing Arrangements

On December 16, 2019, the Company entered into a credit facility with Dory Funding DAC (the "Dory Credit Facility"), of up to $37.0 million in order to finance the acquisition of four drybulk vessels. The Dory Credit Facility has a term of approximately three years and bears interest at LIBOR plus 475 bps per annum for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date.

On December 12, 2019, the Company entered into a new credit facility with ABN Amro Bank N.V. (the "ABN Credit Facility") of up to $23.5 million in order to finance the purchase of five containerships acquired from Navios Europe I. The ABN Credit Facility has a term of approximately one year and bears interest at LIBOR plus 400 bps per annum.

On December 2, 2019, the Company agreed to enter into a new sale and leaseback agreement in the amount of $25.5 million with an unrelated third party for the refinancing of the ABN Credit Facility, relating to the five containerships acquired upon the liquidation of Navios Europe I. The sale and lease agreement has an amortization profile of approximately five years, matures in April 2024 and 2025 and bears interest at LIBOR plus 365 bps per annum. As of December 31, 2019, the above agreement was subject to the signing of definitive documentation.

On September 26, 2019, Navios Partners entered into a new credit facility with Hamburg Commercial Bank AG (the "HCOB Credit Facility") of up to $140.0 million in order to refinance eight drybulk vessels and five Containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140.0 million of HCOB Credit Facility was drawn. The credit facility has a term of approximately two years and bears interest at LIBOR plus 320 bps per annum.

On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank ("CACIB"), (the "CACIB Credit Facility") of up to $52.8 million (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel. In August 2019, the three tranches of the CACIB Credit Facility of $36.5 million, in total were drawn. In October 2019, the fourth tranche of the CACIB Credit Facility of $16.3 million was drawn. The credit facility has a term of approximately six years and bears interest at LIBOR plus 275 bps per annum.

On July 2, 2019, the Company entered into a new sale and leaseback agreement of $22.0 million, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel. The sale and leaseback agreements have an average term of eleven years. The bareboat lease provides an average daily payment of $6,500. This results at an implied fixed interest rate of 6.3%. Navios Partners has the option to buy the vessel starting at the end of year three which de-escalates until maturity to $6.3 million. The purchase obligation at maturity of $6.3 million is lower than the scrap value of the vessel. This financing structure has no financial covenants and loan-to-value requirements.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7.5 million, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel. The sale and leaseback agreements have an average term of three years. The bareboat lease provides an average daily payment of $5,850. This results at an implied fixed interest rate of 6.1%. Navios Partners has the option to buy the vessel starting at the end of year three which de-escalates until maturity to $2.0 million. The purchase obligation at maturity of $2.0 million is lower than the scrap value of the vessel. This financing structure has no financial covenants and loan-to-value requirements.

On April 9, 2019, Navios Partners amended the existing BNP Credit Facility, in order to refinance two vessels and replace the existing collateral under the BNP Credit Facility. The credit facility has a term of approximately two years and bears interest at LIBOR plus 300 bps per annum.

On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA of up to $40.0 million (divided into two tranches) in order to refinance two Capesize vessels. On October 10, 2019, the two tranches of the DNB Credit Facility of $34.4 million were drawn. The credit facility has a term of approximately five years and bears interest at LIBOR plus 275 bps per annum.

On April 5, 2019, Navios Partners entered into a sale and leaseback agreement with an unrelated third party of $20.0 million, for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. The sale and leaseback agreement has a term of ten years and an average daily payment of $6,250. This results at an implied fixed interest rate of 6.6%. Navios Partners has the option to buy the vessel starting at the end of year four which de-escalates until maturity to $6.3 million. The purchase obligation at maturity of $6.3 million is lower than the scrap value of the vessel. This financing structure has no financial covenants and loan-to-value requirements.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. of up to $66.0 million (divided into four tranches) in order to refinance four Capesize vessels. On April 15, 2019, Navios Partners drew the two tranches of $15.7 million each. On October 10, 2019, Navios Partners drew the two additional tranches of $14.8 million each. The credit facility has a term of approximately five years and bears interest at LIBOR plus 260 bps per annum.

Distributions

In January 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2019 of $0.30 per unit. The distribution was payable on February 13, 2020 to all unitholders of common units and general partner units of record as of February 11, 2020. The aggregate amount of the declared distribution was $3.4 million.

Listing Developments

On March 13, 2019, Navios Partners received notice from the New York Stock Exchange, Inc. (the "NYSE") that it was not in compliance with the NYSE's continued listing standards because the average closing price of its common stock was less than $1.00 per unit over a consecutive 30 trading-day period. Pursuant to the NYSE's rules, Navios Partners had a six-month cure period following receipt of the notice to bring its stock price per unit and average unit price above $1.00. Following a 1-for-15 reverse stock split of its issued and outstanding common units and general partners units, effective on May 21, 2019, the Company cured this deficiency within the prescribed timeframe set out in the NYSE's Listed Company Manual.

Equity Offerings and Issuances

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $0.01 million as of December 31, 2019 and was presented under the caption "General and administrative expenses" in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2019. As of December 31, 2019, no restricted common units were vested.

On April 25, 2019, Navios Partners announced that its Board of Directors has approved 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partner units. The reverse stock split was effective on May 21, 2019 and the common units commenced trading on such date on a split adjusted basis.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $0.01 million.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company's common units over a two year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners' management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in Navios Partners' discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Partners' credit facilities. As of March 30, 2020, Navios Partners has repurchased and cancelled 312,952 common units on a split adjusted basis, for a total cost of approximately $4.5 million.

Sales of Vessels

On April 23, 2019, Navios Partners sold the Navios Galaxy I to an unrelated third party, for a sale price of $6.0 million.

B. Business Overview

Introduction

We are an international owner and operator of dry cargo vessels formed by Navios Holdings (NYSE: NM), a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the dry cargo shipping industry. Our vessels are generally chartered-out under medium to long-term time charters with an average remaining term of approximately two years to a strong group of counterparties, including Swissmarine Asia Pte LTD, Cargill International S.A., Uniper Global Commodities and Hyundai Merchant Marine Co., Ltd.

Our Fleet

Navios Partners controls 20 Panamax vessels, 14 Capesize vessels, four Ultra-Handymax vessels and ten Containerships, including two Panamax bareboat charter-in vessels, which are expected to be delivered by the first half of 2021. Our fleet of dry cargo vessels has an average age of 11.2 years for drybulk vessels and containerships, which approximates the current industry average of about 10.3 years for drybulk vessels and 12.8 years for containerships, respectively (both industry averages as of March 1, 2020). Panamax vessels are highly flexible vessels capable of carrying a wide range of dry cargo commodities, including iron ore, coal, grain and fertilizer and being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Containerships are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings and other affiliates.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of March 30, 2020:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Soleil	Ultra-Handymax	2009	57,337	$8,788	No	April 2020

Navios La Paix	Ultra-Handymax	2014	61,485	$-	111% average BSI 58 10TC	August 2020

Navios Christine B	Ultra-Handymax	2009	58,058	$-	100% average BSI 58 10TC	October 2020

First I	Ultra-Handymax	2009	58,735	$-	-	Spot
Navios Hyperion	Panamax	2004	75,707	$-	100% average BPI 4TC	August 2021
Navios Alegria	Panamax	2004	76,466	$-	99.5% average BPI 4TC	March 2022
Navios Orbiter	Panamax	2004	76,602	$-	100% average BPI 4TC	December 2021
Navios Helios	Panamax	2005	77,075	$-	100% average BPI 4TC	September 2021
Navios Sun	Panamax	2005	76,619	$9,818	No	December 2020
				$-	100% average BPI 4TC	December 2021
Navios Hope	Panamax	2005	75,397	$10,010	No	January 2021
				$-	100% average BPI 4TC	January 2022
Navios Sagittarius(6)	Panamax	2006	75,756	$9,500	No	November 2020
Navios Harmony	Panamax	2006	82,790	$10,925	No	April 2020
Navios Prosperity I	Panamax	2007	75,527	$9,500	No	February 2021
Navios Libertas	Panamax	2007	75,511	$8,550	No	January 2021
Navios Altair I	Panamax	2006	74,475	$8,075	No	February 2021
Navios Symmetry	Panamax	2006	74,381	$7,125	No	May 2020
Navios Apollon I	Panamax	2005	87,052	$5,225	No	March 2020
				$-	113% average BPI 4TC	August 2020
Navios Sphera	Panamax	2016	84,872	$-	120% average BPI 4TC	March 2021
Navios Camelia	Panamax	2009	75,162	$9,500	No	December 2020
Navios Anthos	Panamax	2004	75,798	$9,500	No	January 2021
Navios Azalea	Panamax	2005	74,759	$-	-	Spot
Navios Beaufiks(7)	Capesize	2004	180,310	$-	100% average BCI 5TC	March 2021
Navios Symphony	Capesize	2010	178,132	$-	100% average BCI 5TC	January 2021
Navios Fantastiks(8)	Capesize	2005	180,265	$21,688	No	March 2023
Navios Aurora II	Capesize	2009	169,031	$-	95.25% average BCI 5TC	January 2021
Navios Pollux	Capesize	2009	180,727	$-	100% of pool earnings	June 2020
Navios Sol(9)	Capesize	2009	180,274	$-	108% average BCI 5TC	April 2020
				$-	110% average BCI 5TC	March 2021
Navios Fulvia	Capesize	2010	179,263	$-	100.25% average BCI 5TC	April 2020
Navios Buena Ventura	Capesize	2010	179,259	$-	101% average BCI 5TC	March 2021
Navios Melodia	Capesize	2010	179,132	$29,356	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average	September 2022
Navios Luz	Capesize	2010	179,144	$-	100% average BCI 5TC	February 2021
Navios Ace(10)	Capesize	2011	179,016	$-	107% average BCI 5TC	April 2020
				$-	109% average BCI 5TC	March 2021
Navios Aster	Capesize	2010	179,314	$-	105% average BCI 5TC	March 2021
Navios Joy	Capesize	2013	181,389	$-	113% average BCI 5TC	February 2021
Navios Mars	Capesize	2016	181,259	$22,610	No	February 2022

Chartered-in vessel	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$12,431	No	July 2020
				$-	125% average BPI 4TC	July 2021

Chartered-in vessel to be delivered	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)(4)
Navios TBN1	Panamax	2021	81,000	$-	No	-
Navios TBN2	Panamax	2021	81,000	$-	No	-

Owned Containerships	Type	Built	TEU	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Hyundai Hongkong(5)	Containership	2006	6,800	$30,119	No	December 2023
Hyundai Singapore(5)	Containership	2006	6,800	$30,119	No	December 2023
Hyundai Tokyo(5)	Containership	2006	6,800	$30,119	No	December 2023
Hyundai Shanghai(5)	Containership	2006	6,800	$30,119	No	December 2023
Hyundai Busan(5)	Containership	2006	6,800	$30,119	No	December 2023
Esperanza N	Containership	2008	2,007	$-	-	Spot
Protostar N	Containership	2007	2,741	$10,863	No	June 2020
Harmony N	Containership	2006	2,824	$9,875	No	April 2020
Castor N	Containership	2007	3,091	$11,702	No	June 2020
Solar N	Containership	2006	3,398	$11,400	No	June 2020

(1) Daily charter-out rate per day, net of commissions.

(2) Index rates exclude commissions.

(3) Charter expiration dates shown reflect expected redelivery date based on the midpoint of the full redelivery period in the charter agreement, unless otherwise noted and excluding Navios Partners' extension options, not declared yet.

(4) Expected to be delivered in the first half of 2021.

(5) Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners' option to terminate after year seven.

(6)    The vessel is subject to a sale and leaseback transaction for a period of up to three years, at which time Navios Partners has an obligation to purchase the vessel.

(7)    The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time Navios Partners has an obligation to purchase the vessel.

(8)    The vessel is subject to a sale and leaseback transaction for a period of up to six years, at which time Navios Partners has an obligation to purchase the vessel.

(9)    The vessel is subject to a sale and leaseback transaction for a period of up to ten years, at which time Navios Partners has an obligation to purchase the vessel.

(10)  The vessel is subject to a sale and leaseback transaction for a period of up to eleven years, at which time Navios Partners has an obligation to purchase the vessel.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

• Stable cash flows. We believe that by maintaining medium to long-term, fixed-rate nature charters will provide a stable base of revenue (during high market periods we seek to fix longer term charters and during low market periods we seek shorter period employment in order to take advantage of any market up turn). In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and other affiliates and through the secondary market provides future growth in our revenue and distributable cash flow. We believe that our management agreement, which has been extended until January 1, 2025, will continue to provide us with predictable expenses.

• Strong relationship with Navios Holdings.We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings' expertise and reputation within the shipping industry and its network of strong relationships with many of the world's dry cargo raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies.

• Strong relationship with our Manager. We believe our relationship with the Manager provides us with numerous benefits that are key to our long-term growth and success, the Manager's commercial expertise and reputation within the shipping industry. We benefit from the Manager's expertise in technical management, which provides efficient operations and maintenance for our vessels at fixed rates. The Manager's expertise in fleet management is reflected in their history of low number of off-hire days and in their record of no material incidents giving rise to loss of life or pollution.

• High-quality, flexible fleet. Our fleet consists of 20 Panamax vessels, 14 Capesize vessels, four Ultra-Handymax vessels and ten Containerships, including two Panamax bareboat charter-in vessels, which are expected to be delivered by the first half of 2020. The average age of the vessels in our fleet approximates the average age of the world drybulk fleet. Our combined fleet had an average age of 11.2 years as of March 2020 (average age of 10.8 years for drybulk fleet and 13.5 years for containerships fleet), compared to a current industry average age of about 10.3 years for the drybulk fleet and 12.8 years for the containerships fleet (both industry averages as of March 1, 2020).

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

• Capitalize on our relationship with Navios Holdings and the Manager and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and the Manager and their established reputation in order to obtain favorable long-term time charters and attract new customers. We will continue to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

• Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use the Manager's operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the year ended December 31, 2019, HMM, Swissmarine Asia Pte LTD and Cargill International SA, represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues.  No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 2,113 independent drybulk carrier owners. The world's active drybulk fleet consists of approximately 12,000 vessels, aggregating approximately 883.9 million dwt as of February 1, 2020. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 100 vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Wisdom Marine, Fredriksen Group, Kawasaki Kisen, Pacific Basin Shipping, Star Bulk Carriers, China Merchants, Oldendorff Carriers and Mitsui O.S.K. Lines. There are about 40 owners known to have fleets of between 35 and 80 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness, Swiss Marine and Singapore Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 654 liner operators and independent owners. The world's active containership fleet consists of approximately 5,379 vessels, aggregating approximately 23.0 million TEU as of February 1, 2020. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control fleets of 92 vessels or more: AP Moller, China COSCO Shipping, Mediterranean Shipping Co. (MSC), CMA CGM, Evergreen, Pacific International Lines, Seaspan, Hapag Lloyd, Imabari Shipbuilding and Wan Hai Lines. There are about 40 owners known to control fleets of between 28 and 82 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, Seaspan and others including Navios Maritime Partners and Navios Maritime Containers, LP are tonnage providers.

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

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel's operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. All of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters. The following discussion describes the material terms common to all of our time charters.

Basic Hire Rate

"Basic hire rate" refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable semi-monthly, in advance, in U.S. dollars as specified in the charter.

Expenses

The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire

When the vessel is "off-hire," the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

• operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents or deviations from course, crewing strikes, labor boycotts, certain vessel detentions or similar problems, occurrence of hostilities in the vessel's flag state or in the event of piracy, a natural or man-made event of force majeure; or

• the ship owner's failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

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

Classification, Inspection and Maintenance

Every sea going vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

• Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Technical management services are also provided, including:

• commercial management of the vessel;

• vessel maintenance and crewing;

• purchasing and insurance; and

• shipyard supervision.

For more information on the Management Agreement and the Administrative Services Agreement, please read "Item 7. - Unitholders and Related Party Transactions".

Crewing

The Manager crews its vessels primarily with Filipino, Ukrainian, Polish, Russian, Indian, Georgian, Romanian and officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The Manager is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman's training. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations' rules and members' agreed terms and conditions.

Navios Partners' fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world's commercial tonnage and have entered into a pooling agreement to collectively reinsure each association's liabilities. Each vessel that Navios Partners acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $100.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $100.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.1 billion, i.e. $3.1 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club's overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

As a member of the P&I Associations, which is a member of the International Group, Navios Partners will be subject to calls payable to the associations based on the individual fleet record, the associations' overall claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations' policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums ("ETP") and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Should a member leave or entry cease with any of the associations, at the Club's Managers discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are "loss of hire" and "strikes," except in cases of loss of hire due to war or a piracy event or due to presence or suspected presence of Contraband on board. Specifically, Navios Partners does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the ship owner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

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

Credit Risk Insurance

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the "Navios Holdings Guarantee") by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of December 31, 2019, the outstanding claim receivable amounted to $10.0 million and is repayable in two installments, $5.0 million to be paid by July 1, 2020 and $5.0 million to be paid by January 1, 2021. The guarantee claim receivable presented under the captions "Amounts due from related parties-short term" and "Amounts due from related parties-long term" in the consolidated Balance Sheets.

Regulation

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world's most heavily regulated industries, as it is subject to both Governmental regulation and industry standards.  The Governmental regulations to which we are subject include local and national laws, as well as international treaties and conventions, and regulations in force in jurisdictions where our vessels operate and are registered.  We also are subject to regulation by ship classification societies and industry associations, which often have independent standards.  In the United States and, increasingly, in Europe, the national, state, and local laws and regulations are more stringent than international conventions, as well as industry standards.  Violations of these laws, regulations, treaties and other requirements could result in sanctions by regulators, possibly fines, penalties, delays, and detention.

The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

International Conventions and Standards

The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships; and ship safety and security.

  MARPOL

The International Convention for the Prevention of Pollution from Ships or "MARPOL" is the primary international convention governing vessel pollution prevention and response.  MARPOL includes six annexes concerning operational pollution by oil, noxious liquid substances, harmful substances, sewage, garbage and air emissions.  More specifically, these annexes contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides ("SOx"), nitrogen oxides ("NOx"), and particulate matter (Annex VI).  The annexes also contain recordkeeping and inspection requirements.

Under MARPOL, all of our ships may be required to have an International Oil Pollution Prevention Certificate, an International Sewage Pollution Prevention Certificate, and an International Air Pollution Prevention Certificate issued by their flag States, as well as a Shipboard Oil Pollution Emergency Plan and a Garbage Management Plan, among others, some of which must be approved by their flag States.  Certain jurisdictions have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas.

Annex VI has been amended and was also designed to phase in increasingly stringent limits on sulfur emissions.  On January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulfur oxides was lowered to 0.5% worldwide.  Current regulations also allow for special emissions control areas ("ECAs") to be established with more stringent controls on emissions of 0.1% sulfur.  As of January 1, 2020, ships must operate on lower sulfur fuel oil with 0.5% sulfur content worldwide (down from previous levels of 3.5%) outside the ECAs.  Using low sulfur fuel as a means of compliance may require fuel system modification and tank cleaning.  Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

As previously noted, Annex VI allows for designation, in response to proposals from member parties, of ECAs that impose more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions.  Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only); the North American ECA (limiting SOx, NOx and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx and particulates).  The IMO approved, then adopted in 2017, the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which will take effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with "non-identical" engines, or install an "additional" engine.  Fuel sulfur limits in ECAs are 0.1%.

Despite Annex VI's extensive regulations, other jurisdictions have taken unilateral approaches to air emissions regulation.  For example, the state of California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems.  China has also established local emissions control areas.  While the Chinese areas are currently consistent with international standards, certain Chinese local emissions control areas may become more stringent than international requirements in the future.  Similarly, South Korea has established Port Air Quality Control Zones which will cap the sulfur content of fuel at 0.1% beginning September 1, 2020.

Additionally, Annex II to MARPOL prescribes requirements for carriage of designated noxious liquid substances ("NLS") in bulk.  NLS are separated into three categories (X, Y, and Z) depending upon the seriousness of the hazard presented.  Coastal or flag States may issue civil or criminal penalties for the discharge of NLS into the sea depending on the category discharged, the location of the discharge, and the conditions of discharge.  Similar fines and penalties may be issued for violations of other of MARPOL's Annexes.

  Ballast Water

The IMO, the United States, and certain U.S. states individually have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.  The IMO's International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") entered into force on September 8, 2017.  The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment.  As of March 17, 2020, the BWM Convention had 81 contracting states, representing 81.83% of world gross tonnage.  The United States is not party to the BWM Convention.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan.  It also requires the installation of ballast water management systems for existing ships by certain deadlines, as described below.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey following September 8, 2017 and must comply with IMO discharge standards by the due date for their International Oil Pollution Prevention Certificate renewal survey under MARPOL Annex 1.  Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery.  All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date.  And, recently updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

  International Convention for Bunker Oil Pollution Damage and Other Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels.  For example, the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") in addition to local and national environmental laws.  The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC.  The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the "1976 Convention").  As of March 17, 2020, the Bunker Convention had 95 contracting States, representing 92.91% of the gross tonnage of the world's merchant fleet.  In non-contracting States, such as the United States, liability for such bunker oil pollution is typically determined by the national or other domestic laws in the jurisdiction in which the spillage occurs.

The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability.  Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner's intentional or reckless conduct.  Certain jurisdictions have ratified the IMO's Protocol of 1996 to the 1976 Convention, referred to herein as the "Protocol of 1996."  The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention.  Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner's rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

  International Convention for the Safety of Life at Sea and the International Safety Management Code

Our vessels also must operate in compliance with the requirements set forth in the International Convention for the Safety of Life at Sea, as amended, ("SOLAS"), including the International Safety Management Code (the "ISM Code"), which is contained in Chapter IX of SOLAS.

SOLAS was enacted primarily to promote the safety of life and preservation of property.  SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry.  The ISM Code requires ship operators to develop and maintain an extensive Safety Management System ("SMS") that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies.  The ISM Code also requires vessel operators to obtain a Document of Compliance ("DOC") demonstrating that the company complies with the SMS and a Safety Management Certificate ("SMC") for each vessel verifying compliance with the approved SMS from the government of each vessel's flag State.  No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the flag State for the vessel, under the ISM Code.

Noncompliance with the ISM Code and regulations contained in other IMO conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports.  For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and European Union.  Non-compliances identified in port may lead to delays and detention.  Each company's DOC and each vessel's SMC must be periodically renewed, and compliance must be periodically verified.  The failure of a ship operator to comply with the ISM Code and IMO measures could subject such party to increased liability, decrease available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports.

  Energy Efficiency and Greenhouse Gas Reduction

The IMO now has mandatory measures for an international greenhouse gas ("GHG") reduction regime for a global industry sector.  These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above.  A major component of this GHG regime is the development of a ship energy efficiency management plan ("SEEMP"), with which vessels across the industry must comply.  Vessel SEEMPs were required to be updated by December 31, 2018 to include data collection processes and vessels were required to begin collecting data on fuel oil consumption on January 1, 2019.

  ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code ("ISPS Code"), which is Chapter XI-2 of SOLAS.  Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

Among the various requirements are:

  On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
  On-board installation of ship security alert systems;
  Development of Vessel Security Plans;
  Appointment of a Ship Security Officer and a Company Security Officer; and
  Compliance with flag State's security certification requirements.

Applicable U.S. Laws

  The Act to Prevention Pollution from Ships

The Act to Prevent Pollution from Ships ("APPS") and corresponding U.S. Coast Guard regulations implement several MARPOL annexes in the United States.  Violations of MARPOL, APPS, or the implementing regulations can result in liability for civil and/or criminal penalties.  Numerous vessel owners and operators, as well as individual ship officers and shoreside technical personnel have been prosecuted for APPS violations.  APPS violations also carry significant fines.

  Clean Water Act, National Invasive Species Act, Vessel General Permit, and Vessel Incidental Discharge Act.

The Clean Water Act ("CWA") prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes penalties for unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages.

The United States is not a party to the BWM Convention discussed above.  Instead, ballast water operations are governed by the National Invasive Species Act ("NISA") and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. Environmental Protection Agency ("EPA") under the CWA.  In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on EPA's Vessel General Permit, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Depending on a vessel's compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management system authorized by the U.S. Coast Guard.  In the near future, ballast exchange will no longer be permissible.  These U.S. Coast Guard regulations and EPA's Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under Vessel Incidental Discharge Act ("VIDA") signed into law on December 4, 2018, which is expected to contain similar requirements.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water.  VIDA requires the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2022 and the U.S. Coast Guard to issue a final rule implementing the EPA's standards by December 4, 2024.  Implementation of VIDA is expected to create more uniformity in state and federal regulation of incidental vessel discharges and thus is expected to result in a simplification of the current patch-work of state ballast water regulations in the United States.  However, the relevant standards and regulations implementing those standards are expected to take at least until the end of 2024, and it is ultimately unclear what discharge limits may apply to discharges under VIDA, as well as how certain permissible state-specific standards may be implemented.

  Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from vessels.  This regime is set forth in the Oil Pollution Act of 1990, or "OPA."

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters.  Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable for all containment and clean-up costs, as well as damages, arising from discharges or substantial threats of discharges, of oil from their vessels unless the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after the fact.  As such, responsible parties must respond to a spill immediately irrespective of fault.

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on August 13, 2019 to reflect increases in the Consumer Price Index, which resulted in higher liability limits.  With this adjustment, OPA currently limits liability of the responsible party for non-tank vessels to $1,200 per gross ton or $997,100, whichever is greater.  Under OPA, these liability limits do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA.  The Certificate of Financial Responsibility ("COFR") program has been created by the U.S. Coast Guard to ensure that vessels carrying oil as cargo or fuel in the U.S. waters have the financial ability to pay for removal costs and damages resulting from an oil spill or threat of a spill up to their liability limits, which are based on the gross tonnage of our vessels.  These limits are subject to annual increases.  It is possible for our liability limits to be broken as discussed above, which could expose us to unlimited liability.

A COFR is issued in the name of the company/person financially responsible in the event of a spill or threat of a spill and this is usually the owning company or operator of the vessel. Once they have shown the capability to pay clean-up and damage costs up to the liability limits required by the OPA, and a guaranty is issued and then provided to the U.S. Coast Guard, the U.S. Coast Guard will issue a COFR.  With a few limited exceptions (not applicable to Navios vessels), vessels greater than 300 gross tons and vessels of any size that are transferring oil or cargoes between vessels or shipping oil in the Exclusive Economic Zone (EEZ) are required to comply with the COFR regulations in order to operate in U.S. waters.

The guarantor used throughout the Navios fleet is SIGCO/The Shipowners Insurance and Guaranty Company.  SIGCO issues the guaranty noted above and confirms that if the responsible party does not respond to an oil spill or threat of a spill, the guarantor will be called upon to provide the funds to do so. This would be a rare occurrence because any guaranty issued by SIGCO is contingent on protection and indemnity cover.

The COFR is renewed on a three-year basis whereas the COFR guaranty is renewed annually.  The U.S. Coast Guard checks that a vessel has a valid COFR prior to or upon entering the U.S. waters.  Some states have COFR requirements in addition to the federal requirement under OPA, which may be more stringent than the requirement under OPA.

Trading in the United States without a valid COFR may result in the vessel being detained and/or fined up to USD 47,357.00 per day or prevented from entering U.S. ports or U.S. protectorates until the COFR is in place.  We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

In addition to potential liability under OPA, individual states may impose their own and more stringent liability regimes with regard to oil pollution incidents occurring within their boundaries.  Some states' environmental laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements.

  Comprehensive Environmental Response, Compensation and Liability Act

CERCLA contains a liability regime and provides for cleanup, removal and natural resource damages for the release of hazardous substances (other than oil) whether on land or at sea.  In some cases, CERCLA could be applicable to potential cargo spills from our vessels rather than OPA.

Under CERCLA, the owner or operator of a vessel from which there is a release or threatened release of a hazardous substance is liable for certain removal costs, other remedial action, damages due to injury of natural resources, and the costs of any required health assessment for releases that expose individuals to hazardous substances.  Liability for any vessel that carries any hazardous substance as cargo or residue is limited to the greater of $300 per gross ton or $5 million.  For any other vessel, the limitation is the greater of $300 per gross ton or $500,000.

These liability limits do not apply if the release resulted from willful misconduct or willful negligence within the privity or knowledge of the responsible person, or from a violation of applicable safety, construction, or operating standards or regulations within the privity or knowledge of the responsible person.  In addition, the liability limits also do not apply if the responsible person fails to provide all reasonable cooperation and assistance requested by a responsible public official in connection with response activities conducted under the National Contingency Plan.

Further, any person who is liable for a release or threat of release, and who fails to provide removal or remedial action ordered by the EPA is subject to punitive damages in an amount equal to three times the costs incurred by the federal Superfund trust fund as a result of such failure to act.

  Clean Air Act and Emissions Regulations

The Federal Clean Air Act ("CAA") requires the EPA to develop standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to CAA vapor control and recovery standards ("VCS") for cleaning fuel tanks and conducting other operations in regulated port areas.

Also, under the CAA, since 1990 the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules.  Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements.  The U.S. Coast Guard has adopted regulations that made its VCS requirements more compatible with new EPA and state regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines.

  State Laws

In the United States, there is always a possibility that state law could be more stringent than federal law.  Such is the case with certain state laws concerning marine environmental protection.  A few examples include:

  California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems.
  California also requires the use of shore power or equivalent emissions reductions strategies for vessels at all California ports.
  Vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, many U.S. states have unlimited liability and more stringent requirements for financial responsibility and contingency planning.

  Most states do not have comprehensive laws relating specifically to the discharge of hazardous substances into state waters as they do for oil discharges, but many states have general water pollution prevention laws that apply to hazardous substances and other materials and others have broadly written hazardous substance cleanup laws based on CERCLA that would provide a cause of action for discharges of hazardous substances from vessels.

  Ship Safety and Security Laws

With respect to ship safety, the requirements contained in SOLAS and the ISM Code generally have been implemented into U.S. law and are largely captured within U.S. Coast Guard regulations.

Ship security in the United States is governed primarily by the Marine Transportation Security Act of 2002 ("MTSA").  MTSA was implemented by U.S. Coast Guard regulations that imposed certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Because the MTSA regulations were intended to be aligned with international maritime security standards contained in the ISPS Code, the regulations exempt non-U.S.-flag vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate ("ISSC") that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

Applicable EU Laws

European regulations in the maritime sector are in general based on international law.  However, since the Erika incident in 1999 and subsequent court decisions, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment.  It has been the driving force behind a number of amendments to MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis.

In some instances, EU regulations may impose burdens and costs on shipowners and operators beyond the requirements under international rules and standards.

  Liability for Pollution and Interaction between MARPOL and EU Law

The EU has implemented certain EU-specific pollution laws, most notably a 2005 directive on ship-source pollution.  This directive imposes imposing criminal sanctions for pollution caused by intent or recklessness (which would be an offense under MARPOL), as well as by "serious negligence."  The directive could therefore result in criminal liability being incurred in a European port state in circumstances where it may not be incurred in other jurisdictions.

There is skepticism that the notion of "serious negligence" is likely to prove any narrower in practice than ordinary negligence. Either way, however, criminal liability for a pollution incident could result in the imposition of substantial penalties or fines and also facilitate civil liability claims for greater compensation than would otherwise have been payable.

  Regulation of Emissions and Emissions Trading System

The EU has a ship emissions regime.  This regime primarily mirrors the IMO regime, but is more stringent than IMO regulations in some respects.

In December 2016, the EU signed into law the National Emissions Ceiling ("NEC") Directive, which entered into force on December 31, 2016.  The NEC required implementation by individual members States through particular laws in each State by June 30, 2018.  The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants.  While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx.

In February 2017, EU member States met to consider independently regulating the shipping industry under the Emissions Trading System ("ETS"), which requires certain businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU's main decision-making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures.

  Ship Recycling and Waste Shipment Regulations

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the "EU Ship Recycling Regulation" or "ESRR") and exempt from Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the "European Waste Shipment Regulation" or "EWSR"), which had previously governed their disposal and recycling.  The EWSR continues to be applicable to Non-European Union Member State-flagged ("non-EU-flagged") vessels.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the "European List"). Additionally, shipowners will need to carry a certified Inventory of Hazardous Materials ("IHM") on board their vessels. The IHM Part shall be properly maintained and updated throughout the operational life of the ship, reflecting new installations containing any hazardous materials.  As of December 31, 2019, 33 of our EU-flagged vessels met this tonnage specification.  The European List presently includes six facilities in Turkey, but no facilities in the major ship recycling countries in Asia.  The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels.  This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards.  Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries.  In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third party Dutch shipowner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR.  If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances in which we sell older ships to cash buyers.

Laws and International Standards to Stem Climate Change and Reduce Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the "UNFCCC") entered into force.  Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, the GHG emissions from international shipping do not come under the Kyoto Protocol.

Some attention has been paid to GHGs in Europe.  On June 28, 2013, the European Commission ("EC") adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU's policy for reducing its overall GHG emissions.  The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018.  The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018.  This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process.  The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

There are varying approaches on whether to add additional regulations on GHG emissions in the United States, which has withdrawn from international commitments relating to GHG regulation.  However, the Transportation Committee of the U.S. House of Representatives recently held a hearing on "Decarbonizing the Maritime Industry," which highlighted alleged health impacts of GHG, the IMO's goal of decarbonization, and what next steps can be taken in reducing emissions from vessels.  Further, legislation has been introduced in the U.S. Congress which would require emissions reductions of 80% below the 2005 emissions level. The bill would also require each U.S. state to develop its own Strategic Action Plan for reducing greenhouse gas emissions.  Although this bill is not likely to become law, the bill targets the transportation sector and indicates interest in certain sectors of the U.S. government to regulate GHG.

In addition, the IMO has developed and intends to continue developing limits on emissions before 2023.  The IMO is also considering its position on market-based measures through an expert working group.  Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others.  The IMO's current strategy encompasses a reduction in total GHG emissions from international shipping.  The IMO's goal is to reduce the total annual GHG emissions by at least 50% by 2050 compared to 2008, while, at the same time, pursuing efforts towards phasing them out entirely.

In 2018, IMO's call to action on GHGs was met with industry pushback in many countries.  Despite this, work on GHG continues at the IMO.  Specifically, there will be an intersessional meeting on Reduction of GHG Emissions from Ships in 2020.  Among other agenda items, this meeting will consider further concrete proposals to improve the operational energy efficiency of existing ships, with a view to developing draft amendments to Chapter 4 of MARPOL Annex VI.

Sanction and Compliance

We constantly monitor developments in the U.S., the EU and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes.

Iran Sanctions

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the "2012 NDAA"), the Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRA"), and the Iran Freedom and Counter-Proliferation Act of 2012 ("IFCA"). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran's petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (Navios Acquisition's tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: "Primary" sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the U.S. from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and "secondary" sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the "JCPOA") entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed ("snapped back") on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA:

• Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;

• Sanctions on Iran's trade in gold or precious metals;

• Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;

• Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;

• Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and

• Sanctions on Iran's automotive sector.

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government re-imposed the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

• Sanctions on Iran's port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliates;

• Sanctions on petroleum-related transactions with, among others, the National Iranian Oil Company (NIOC), Naftiran Intertrade Company (NICO), and National Iranian Tanker Company (NITC), including the purchase of petroleum, petroleum products, or petrochemical products from Iran;

• Sanctions on transactions by foreign financial institutions with the Central Bank of Iran and designated Iranian financial institutions under Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (NDAA);

• Sanctions on the provision of specialized financial messaging services to the Central Bank of Iran and Iranian financial institutions described in Section 104(c)(2)(E)(ii) of the Comprehensive Iran Sanctions and Divestment Act of 2010 (CISADA);

• Sanctions on the provision of underwriting services, insurance, or reinsurance; and

• Sanctions on Iran's energy sector.

In two Executive Orders issued in 2019, U.S. secondary sanctions against Iran were expanded to include the Iron, Steel, Aluminum, and Copper Sectors of Iran. The new, additional sanctions, which are pursuant to an Executive Order issued on January 10, 2020, may be imposed against any individual owning, operating, trading with, or assisting sectors of the Iranian economy including construction, manufacturing, textiles, and mining.  As a result, trade with Iran in almost all industry sectors is now off limits for U.S. as well as non-U.S. persons, except for trade in medicine/medical items and food and agricultural commodities.

The new sanctions imposed in 2020 also authorize the imposition of sanctions on a foreign financial institution upon a determination that the foreign financial institution has, on or after January 10, 2020, knowingly conducted or facilitated any significant financial transaction: i) for the sale, supply, or transfer to or from Iran of significant goods or services used in connection with a prohibited sector of the Iranian economy, or (ii)  for or on behalf of any person whose property and interests in property are blocked.

U.S. Iran sanctions also prohibit U.S. as well as non-U.S. persons from engaging in significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target.

EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

• Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the "EU Regulation");

• Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

• Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

• Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

The above EU sanctions activities can only be engaged if prior authorization (granted on a case-by-case basis) is obtained. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. "Economic resources" is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine Sanctions

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and the EU have implemented sanctions against certain Russian individuals and entities.

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

The U.S. has imposed sanctions against certain designated Russian entities and individuals ("U.S. Russian Sanctions Targets"). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the U.S. to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the U.S. or U.S. persons and thus implicate prohibitions. The U.S. also maintains prohibitions on trade with Crimea.

With respect to Russia, the U.S. has also taken a number of steps toward implementing aspects of the Countering America's Adversaries Through Sanctions Act ("CAATSA"), a major piece of sanctions legislation.

Under CAATSA, the U.S. may impose secondary sanctions relating to Russia's energy export pipelines, and investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia's defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, curtail the provision of financing to Petroleos de Venezuela, S.A. ("PdVSA") and other government entities, and they also prohibit U.S. persons from purchasing oil rom PdVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

U.S. Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela:

• 13884 - Blocking Property of the Government of Venezuela - (August 5, 2019)

• 13857 - Taking Additional Steps to Address the National Emergency With Respect to Venezuela (January 25, 2019)

• 13850 - Blocking Property of Additional Persons Contributing to the Situation in Venezuela (November 1, 2018)

• 13835 - Prohibiting Certain Additional Transactions with Respect to Venezuela (May 21, 2018)

• 13827 - Taking Additional Steps to Address the Situation in Venezuela (March 19, 2018) - prohibits all transactions related to, provision of financing for, and other dealings in, by a U.S. person or within the U.S., in any digital currency, digital coin, or digital token, (the Petro) that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018.

• 13808 - Imposing Additional Sanctions with Respect to the Situation in Venezuela (August 24, 2017) - This executive Order prohibits transactions involving, dealings in, and the provision of financing for (by (US persons) of:

• New debt with a maturity of greater than 90 days of PdVSA;

• New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PdVSA;

• Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO's effective date;

• Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or

• Direct or indirect purchase by U.S. persons or persons within the U.S. of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

• 13692-Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Venezuela (March 8, 2015) - blocks designated Venezuelan government officials.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the U.S. maintains comprehensive economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the "Sanctions Targets"). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the U.S.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder ("Treasury Regulations"), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2019 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation: We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income: Substantially all of our gross income is attributable to the transportation of drybulk and related products. For this purpose, gross income attributable to transportation ("Transportation Income") includes income derived from, or in connection with, the use, the hiring for use, or the leasing for use (if any) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter income and bareboat charter income (if any).

Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end in the United States ("U.S. Source International Transportation Income") is considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States ("U.S. Source Domestic Transportation Income") is considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2019 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the "Section 883 Exemption") applied.

The Section 883 Exemption: In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the "Section 883 Regulations"), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. We qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

• We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an "Equivalent Exemption");

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

In order to meet the "Publicly Traded Test", the equity interests in the non-U.S. corporation at issue must be "primarily traded" and "regularly traded" on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that a class of equity interests in a non-U.S. corporation will be considered to be "primarily traded" on an established securities market in a given country if the number of units of such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country. Equity interests in a non-U.S. corporation will be considered to be "regularly traded" on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements are satisfied with respect to a class of equity interests listed on an established securities market provided trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are "regularly quoted by dealers making a market" in such class (within the meaning of the Section 883 Regulations). Notwithstanding these rules, a class of equity that would otherwise be treated as "regularly traded" on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more "5.0% unitholders" (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the "Closely Held Block Exception"), unless the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

Because substantially all of our common units are and have been traded on the NYSE, which is considered to be an established securities market, our common units are and have been "primarily traded" on an established securities market for purposes of the Publicly Traded Test.

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2019. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2019.

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

Please also see the risk factor entitled "D. Risk Factors-Risks Related to Our Units-The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions".

The Net Basis Tax and Branch Profits Tax: If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States ("Effectively Connected Income") if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income (if any), is attributable to a fixed place of business in the United States.

We believe that, for our fiscal year ended December 31, 2019, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

Other Tax Jurisdictions

Certain of Navios Partners' subsidiaries are incorporated in countries which impose taxes, such as Malta, however such taxes are immaterial to Navios Partners' operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel's tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel's flag state, these are deducted from the amount of the duty to be paid in Greece.

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2019.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (ownership interest as of December 31, 2019 was 33.5%); (ii) Navios Europe I and its subsidiaries, through the date of its liquidation on December 13, 2019, with an ownership interest of 5.0% ; and (iii) Navios Europe II and its subsidiaries (ownership interest as of December 31, 2019 was 5.0%). As of December 31, 2019, Navios Partners had no voting interest in Navios Europe II.

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

As of March 30, 2020, there were outstanding 10,987,679 common units and 230,524 general partnership units. Navios Holdings currently owns an approximately 18.8% common unit interest in Navios Partners and Olympos Maritime Ltd, our general partner, currently owns 2.1% general partner interest in Navios Partners.

Please see "Item 4. - Information on the Partnership".

Fleet Development

On December 13, 2019, Navios Partners acquired three Sub-Panamax and two Panamax Containerships for a fair value of approximately $56.1 million, in total, following the Liquidation of Navios Europe I.

On December 16, 2019, Navios Partners acquired four drybulk vessels, from a related party, for a fair value of approximately $40.4 million, in total, through bank financing of $37.0 million.

On April 23, 2019, Navios Partners completed the sale of the Navios Galaxy I, a 2001-built Panamax vessel of 74,195 dwt. The vessel was sold to an unrelated third party for a net sale price of $6.0 million.

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

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2017 to December 31, 2019.

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2019	2018	2017
Libra Shipping Enterprises Corporation(1)	Navios Libra II	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Felicity Shipping Corporation(2)	Navios Felicity	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Gemini Shipping Corporation(3)	Navios Gemini S	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/21
Galaxy Shipping Corporation(4)	Navios Galaxy I	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Palermo Shipping S.A.(5)	Navios Apollon	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Fantastiks Shipping Corporation(13)	Navios Fantastiks	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Sagittarius Shipping Corporation(13)	Navios Sagittarius	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Perigiali Navigation Limited.(13)	Navios Beaufiks	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Finian Navigation Co.(13)	Navios Ace	Marshall Is.	1/01 - 12/31	1/01 - 12/31	6/09 - 12/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 - 12/31	1/01 - 12/31	6/07 - 12/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 - 12/31	1/01 - 12/31	7/10 - 12/31
Casual Shipholding Co.(13)	Navios Sol	Marshall Is.	1/01 - 12/31	1/01 - 12/31	7/17 - 12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 - 12/31	1/01 - 12/31	9/20 - 12/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 - 12/31	1/01 - 12/31	8/11 - 12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 - 12/31	1/01 - 12/31	8/21 - 12/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2019	2018	2017
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Fairy Shipping Corporation(6)	YM Utmost	Marshall Is.	-	1/01 - 7/02	1/01 - 12/31
Limestone Shipping Corporation(6)	YM Unity	Marshall Is.	-	1/01 - 7/02	1/01 - 12/31
Dune Shipping Corp.(7)	MSC Cristina	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Citrine Shipping Corporation	-	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Cavalli Navigation Inc.	-	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/06
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 - 12/31	6/07 - 12/31	-
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 - 12/31	5/21 - 12/31	-
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 - 12/31	5/09 - 12/31	-
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 - 12/31	8/31 - 12/31	-
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 - 12/31	8/31 - 12/31	-
Oceanus Shipping Corporation(8)	Castor N	Marshall Is.	12/14 - 12/31	-	-
Cronus Shipping Corporation(8)	Protostar N	Marshall Is.	12/14 - 12/31	-	-
Leto Shipping Corporation(8)	Esperanza N	Marshall Is.	12/14 - 12/31	-	-
Dionysus Shipping Corporation(8)	Harmony N	Marshall Is.	12/14 - 12/31	-	-
Prometheus Shipping Corporation(8)	Solar N	Marshall Is.	12/14 - 12/31	-	-
Camelia Shipping Inc. (9)	Navios Camelia	Marshall Is.	12/17 - 12/31	-	-
Anthos Shipping Inc. (9)	Navios Anthos	Marshall Is.	12/17 - 12/31	-	-
Azalea Shipping Inc. (9)	Navios Azalea	Marshall Is.	12/17 - 12/31	-	-
Amaryllis Shipping Inc. (9)	First I	Marshall Is.	12/17 - 12/31	-	-
Chartered-in vessels
Cavos Navigation Co. (10)	Navios Libra	Marshall Is.	1/01 - 12/31	1/01 - 12/31	-
Perivoia Shipmanagement Co. (12)	Navios TBN1	Marshall Is.	9/25 - 12/31	-	-
Pleione Management Limited(12)	Navios TBN2	Marshall Is.	9/25 - 12/31	-	-
Other
Prosperity Shipping Corporation	-	Marshall Is.	-	-	-
Aldebaran Shipping Corporation	-	Marshall Is.	-	-	-
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31

(1) The vessel was sold on December 14, 2018 (see Note 7 - Vessels, net).

(2) The vessel was sold on December 4, 2018 (see Note 7 - Vessels, net).

(3) The vessel was sold on December 21, 2017.

(4) The vessel was sold on April 23, 2019 (see Note 7 - Vessels, net).

(5) The vessel was sold on April 21, 2017.

(6) The vessels were sold on July 2, 2018 (see Note 7 - Vessels, net).

(7) The vessel was sold on January 12, 2017.

(8) The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I (see Note 7 - Vessels, net).
(9)     The vessels were acquired on December 16, 2019 (see Note 7 - Vessels, net).

(10) The vessel was delivered on July 24, 2019 (see Note 23, Leases).

(11) Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(12)  The vessels are expected to be delivered by first half of 2021 (see Note 16 - Commitments and Contigencies).

(13) Vessel under the sale and leaseback transaction (see Note 11 - Borrowings).

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2019, HMM, Swissmarine Asia Pte LTD and Cargill International SA, represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

• the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

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

Vessel Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels' operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Under the management agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels' operation, including chartering, technical support, maintenance and insurance. Under the Management Agreement we have fixed the rates for ship management services until December 31, 2022. Costs associated with special surveys, drydocking expenses and certain extraordinary items under this agreement are reimbursed by Navios Partners at cost at occurrence.

Payment of any extraordinary fees or expenses to the Manager could significantly increase our vessel operating expenses and impact our results of operations.

During the remaining term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

For more information on the Management Agreement, please read "Item 7. - Unitholders and Related Party Transactions - Management Agreement".

Administrative Services

Under the Administrative Services Agreement we entered into with the Manager, we reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement which expires in January 1, 2025, the Manager provides significant administrative, financial and other support services to us.

For more information on the Administrative Services Agreement, please read "Item 7. - Unitholders and Related Party Transactions - Administrative Services Agreement".

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

• the ability of the Manager's commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

• the effective and efficient technical management of our vessels;

• The Manager's ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

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

Please read "Risk Factors" for a discussion of certain risks inherent in our business.

A. Operating results

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table presents consolidated revenue and expense information for the years ended December 31, 2019 and 2018. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Time charter and voyage revenues	$219,379	$231,361
Time charter and voyage expenses	(12,331)	(10,024)
Direct vessel expenses	(6,985)	(6,180)
Management fees (entirely through related parties transactions)	(68,188)	(68,871)
General and administrative expenses	(20,984)	(18,458)
Depreciation and amortization	(53,255)	(58,334)
Vessel impairment losses	(36,680)	(44,344)
Interest expense and finance cost, net	(45,254)	(42,766)
Interest income	6,172	4,408
Other income	1,053	1,554
Other expense	(4,990)	(5,384)
Equity in net earnings of affiliated companies	(40,071)	3,957

Net loss	$(62,134)	$(13,081)

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2019 decreased by $12.0 million, or 5.2%, to $219.4 million, as compared to $231.4 million for the same period in 2018. The decrease in time charter and voyage revenues was mainly attributable to the decrease in the TCE rate, to $15,791 per day for the year ended December 31, 2019, from $16,458 per day for the year ended December 31, 2018. The available days of the fleet decreased to 13,170 days for the year ended December 31, 2019, as compared to 13,448 days for the year ended December 31, 2018.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2019 increased by $2.3 million to $12.3 million, as compared to $10.0 million for the year ended December 31, 2018. The increase was mainly attributable to a: (i) $1.5 million increase in bunkers expenses; (ii) $1.0 million increase in charter-in expenses; and (iii) $0.5 million increase in other voyage expenses. The increase was partially mitigated by: (i) $0.2 million decrease in brokerage commissions in line with reduced revenue and $0.5 million decrease in port expenses.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet, amounted to $7.0 million for the year ended December 31, 2019, as compared to $6.2 million for the year ended December 31, 2018, in total.

Management fees: Management fees for the year ended December 31, 2019, decreased by $0.7 million, or 1.0%, to $68.2 million, as compared to $68.9 million for the year ended December 31, 2018. The decrease was mainly attributable to a $5.7 million decrease in management fees due to the sale of four vessels in 2018 and $1.0 million decrease in management fees due to the sale of one vessel in 2019. The above decrease was partially mitigated by a $4.4 million increase in management fees due to the delivery of five vessels in 2018 and $1.6 million increase in management fees due to the delivery of ten vessels in 2019.

General and administrative expenses: General and administrative expenses increased by $2.5 million, or 14%, to $21.0 million for the year ended December 31, 2019, as compared to $18.5 million for the year ended December 31, 2018. The increase was mainly due to a: (i) $1.1 million increase in administrative fees paid to the Manager mainly due to the increased number of owned vessels in Navios Partners' fleet; (ii) $1.2 million net increase in legal and professional fees, as well as audit fees and other administrative expenses; and (iii) $0.7 million increase in compensation to the directors and/ or officers of the Company (see Note 10-Accrued Expenses). The above increase was partially mitigated by a $0.4 million decrease in equity compensation expense.

Depreciation and amortization: Depreciation and amortization amounted to $53.3 million for the year ended December 31, 2019 compared to $58.3 million for the year ended December 31, 2018. The decrease of $5.1 million was mainly attributable to a: (i) $2.6 million decrease in amortization of the Navios Sagittarius favorable lease intangible which was fully amortized during the fourth quarter of 2018; (ii) $4.5 million decrease in depreciation expense due to the sale of four vessels in 2018; and (iii) $0.9 million decrease in depreciation expense due to the sale of one vessel in 2019. The above decrease was partially mitigated by a: (i)  $2.7 million increase in depreciation expense due to the delivery of five vessels in 2018; and (ii) $0.2 million increase in depreciation expense due to the delivery of nine vessels in December 2019. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk vessels and containerships, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to twelve years, at inception.

Vessel impairment losses: During the year ended December 31, 2019, Navios Partners recognized: (i) an impairment loss of $7.3 million related to the sale of Navios Galaxy which was completed on April 23, 2019; and (ii) an impairment loss of $29.4 million for one of our vessels, as the undiscounted projected net operating cash flows did not exceed thevessel's carrying value. During the year ended December 31, 2018, Navios Partners recognized: (i) an impairment loss of $37.9 million related to the sale of the YM Unity and the YM Utmost which was completed on July 2, 2018; (ii) an impairment loss of $5.3 million related to the sale of the Navios Felicity which was completed on December 4, 2018; and (iii) an impairment loss of $1.2 million related to the sale of the Navios Libra II which was completed on December 14, 2018 (see Note 7 - Vessels, net).

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2019 increased by $2.5 million, or 5.8%, to $45.3 million, as compared to $42.8 million for the year ended December 31, 2018. The increase was mainly due to a $6.1 million write-off of the deferred finance fees and debt discount following the prepayments of the Term Loan B Facility in 2019. The above increase was partially mitigated by a: (i) $1.2 million decrease in interest expense related to Navios Partners' credit facilities, mainly due to the decrease of the weighted average interest rate for the year ended December 31, 2019 to 6.71% from 6.85% for the same period in 2018; (ii) $2.0 million decrease in amortization of deferred finance fees and debt discount; and (iii) $0.4 million write-off of the deferred finance fees of the DVB Credit Facility in 2018. Navios Partners' average loan balance amounted to $484.7 million for the year ended December 31, 2019 as compared to $510.1 million for the same period of 2018.

Interest income: Interest income increased by $1.8 million to $6.2 million for the year ended December 31, 2019, as compared to $4.4 million for the year ended December 31, 2018.

Other income: Other income for the year ended December 31, 2019 amounted to $1.1 million, as compared to $1.6 million for the year ended December 31, 2018.

Other expense: Other expense for the year ended December 31, 2019 amounted to $5.0 million as compared to $5.4 million for the year ended December 31, 2018.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies decreased by $44.0 million to $40.1 million loss for the year ended December 31, 2019, as compared to $4.0 million earnings for the year ended December 31, 2018.  The decrease was mainly due to a: (i) $42.6 million other than temporary impairment ("OTTI") loss relating to the investment in Navios Containers, recognized in the fourth quarter of 2019; and (ii) $2.0 million decrease in equity method income relating to the Navios Containers investment. The above decrease was partially mitigated by a $0.6 million OTTI loss on dividend in kind recognized during 2018 (See Note 20 - Investment in Affiliates).

Net loss: Net loss for the year ended December 31, 2019 amounted to $62.1 million compared to $13.1 million for the year ended December 31, 2018. The increase in net loss of $49.1 million was due to the factors discussed above.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2019 of $58.8 million, as compared to $77.9 million for the year ended December 31, 2018. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership's ability to make quarterly cash distributions (See "Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus" contained herein).

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table presents consolidated revenue and expense information for the years ended December 31, 2018 and 2017. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2018	Year Ended December 31, 2017
Time charter and voyage revenues (includes related party revenue of $0.1 million and $0.7 million for each of the years ended December 31, 2018 and 2017, respectively)	$231,361	$211,652
Time charter and voyage expenses	(10,024)	(4,158)
Direct vessel expenses	(6,180)	(7,172)
Management fees (entirely through related parties transactions)	(68,871)	(67,310)
General and administrative expenses	(18,458)	(17,163)
Depreciation and amortization	(58,334)	(72,760)
Vessel impairment losses	(44,344)	(32,677)
Interest expense and finance cost, net	(42,766)	(38,225)

Interest income	4,408	3,277
Gain on change in control	-	4,068
Other income	1,554	9,884
Other expense	(5,384)	(5,133)
Equity in net earnings of affiliated companies	3,957	866

Net loss	$(13,081)	$(14,851)
Less: Net income attributable to the noncontrolling interest	-	(239)

Net loss attributable to Navios Partners unitholders	$(13,081)	$(15,090)

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

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2018 increased by $5.9 million to $10.0 million, as compared to $4.2 million for the year ended December 31, 2017. The increase was mainly attributable to a: (i) $3.6 million increase in bunkers expenses; (ii) $2.1 million increase in loading and discharging port expenses related to the freight voyages in 2018; and (iii) $0.4 million increase in brokers' commissions due to the increased fleet and other voyage expenses. The increase was partially mitigated by a $0.2 million time charter and voyage expenses of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet, amounted to $6.2 million for the year ended December 31, 2018, as compared to $7.2 million for the year ended December 31, 2017, in total, out of which $6.7 million related to Navios Partners' vessels and $0.5 million related to Navios Containers' vessels.

Management fees: Management fees for the year ended December 31, 2018, increased by $1.6 million, or 2.3%, to $68.9 million, as compared to $67.3 million for the year ended December 31, 2017. The increase was mainly attributable to: (i) an $11.1 million increase in management fees paid to the Manager due to the increased number of owned vessels in Navios Partners' fleet; and (ii) a $0.5 million increase in management fees due to the increase in daily rate pursuant to the amended management agreement in November 2017. The increase was partially mitigated by a: (i) $2.7 million decrease in management fees due to the sale of the YM Unity and the YM Utmost in July 2018; (ii) $0.1 million decrease in management fees due to the sale of the Navios Felicity and Navios Libra II in December 2018; (iii) $2.0 million decrease in management fees due to the sale of three vessels in 2017; (iv) $4.7 million management fees of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017; and (v) $0.4 million of management fees for the five MOL Containerships for the period from May 25, 2017 to June 8, 2017.

General and administrative expenses: General and administrative expenses increased by $1.3 million, or 7.5%, to $18.5 million for the year ended December 31, 2018, as compared to $17.2 million for the year ended December 31, 2017. The increase was mainly due to a: (i) $1.0 million increase in administrative fees paid to the Manager due to the increased number of owned vessels in Navios Partners' fleet; (ii) $0.5 million increase in equity compensation expense; and (iii) $0.5 million increase in compensation to the directors and/ or officers of the Company (see Note 10-Accrued Expenses). The above increase was partially mitigated by a: (i) $0.1 million net decrease in legal and professional fees, as well as audit fees and other administrative expenses; and (ii) $0.7 million general and administrative expenses of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017.

For the year ended December 31, 2018 and 2017, the expenses charged by the Manager for administrative fees, including Navios Containers administrative fees for the period from April 28, 2017 (date of Navios Containers' inception) to August 29, 2017, were $9.3 million and $8.9 million, respectively.

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

Vessel impairment losses: During the year ended December 31, 2018, Navios Partners recognized: (i) an impairment loss of $37.9 million related to the sale of the YM Unity and the YM Utmost which was completed on July 2, 2018; (ii) an impairment loss of $5.3 million related to the sale of the Navios Felicity which was completed on December 4, 2018; and (iii) an impairment loss of $1.2 million related to the sale of the Navios Libra II which was completed on December 14, 2018. During the year ended December 31, 2017, Navios Partners recognized: (i) an impairment loss of $30.3 million for one of its vessels; and (ii) an impairment loss of $2.4 million related to the sale of the Navios Gemini S which was completed on December 21, 2017 (see Note 7 - Vessels, net).

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2018 increased by $4.5 million, or 11.9%, to $42.8 million, as compared to $38.2 million for the year ended December 31, 2017. The increase was mainly due to a: (i) $7.5 million increase in interest expense related to Navios Partners' credit facilities, mainly due to the increase of the weighted average interest rate for the year ended December 31, 2018 to 6.85% from 5.76% for the same period in 2017; and (ii) $0.4 million write-off of the deferred finance fees following the repayments of the DVB Credit Facility on July 2, 2018, the BNP Credit Facility and the March 2018 Credit Facility on December 13, 2018. The above increase was partially mitigated by a: (i) $2.3 million net decrease in the amortization of the deferred finance fees mainly due to the write-off of the deferred finance fees and discount following the refinancing of the Term Loan B Facility on March 14, 2017; (ii) $0.5 million write-off of the deferred finance fees following the repayment of the April 2015 Credit Facility on January 12, 2017; and (iii) $0.6 million interest expense and finance cost from Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017. Navios Partners' average loan balance amounted to $510.1 million for the year ended December 31, 2018 as compared to $499.8 million for the same period of 2017.

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

Equity in net earnings of affiliated companies: Equity net earnings of affiliated companies for the year ended December 31, 2018 amounted to $4.0 million as compared to $0.9 million for the year ended December 30, 2017. The amount of $4.0 million mainly consisted of a $4.5 million income related to the investment in Navios Containers partially mitigated by a $0.6 million other-than-temporary impairment on dividend in kind (see Note 20 - Investment in Affiliates).

Net loss: Net loss for the year ended December 31, 2018 amounted to $(13.1) million compared to $(14.8) million for the year ended December 31, 2017. The decrease in net loss of $1.8 million was due to the factors discussed above.

Net income attributable to the noncontrolling interest: Net income attributable to the noncontrolling interest amounted to $(0.2) million for the period from April 28, 2017 (date of Navios Containers' inception) to August 29, 2017.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2018 of $77.9 million, as compared to $92.6 million for the year ended December 31, 2017. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership's ability to make quarterly cash distributions (See "Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus" contained herein).

B. Liquidity and Capital Resources

Credit facilities

As of December 31, 2019, the total borrowings, net of deferred finance fees under the Navios Partners' credit facilities were $489.0 million.

Term Loan B Facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B Facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B Facility.

On March 14, 2017, Navios Partners completed the issuance of a new $405.0 million Term Loan B Facility. The new Term Loan B Facility bore an interest rate of LIBOR plus 500 bps, it was set to mature on September 14, 2020 and was repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Facility to: (i) refinance the existing Term Loan B; and (ii) pay fees and expenses related to the Term Loan B. Following the refinancing of the Term Loan B Facility, an amount of $1.9 million and $1.3 million was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53.0 million add-on to its existing Term Loan B Facility. The add-on to the Term Loan B Facility bore the same terms as the Term Loan B Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels. The Term Loan B Facility was secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and guaranteed by each subsidiary of Navios Partners.

The Term Loan B Facility required maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provided for customary events of default, prepayment and cure provisions.

During the year ended December 31, 2018, four drybulk vessels were released from security of the Term Loan B Facility and in exchange, five drybulk vessels and $2.0 million in cash substituted the released vessels, as collateral to the Term Loan B Facility. In April and May 2019, Navios Partners prepaid $73.5 million and released five vessels from the collateral package of the Term Loan B Facility. On October 10, 2019, Navios Partners fully repaid the Term Loan B Credit Facility's outstanding balance of $253.8 million.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the "BNP Credit Facility") of up to $32.0 million (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17.0 million was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15.0 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15.1 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing BNP Credit Facility, in order to refinance two vessels and replace the existing collateral under the BNP Credit Facility. As of December 31, 2019, the outstanding balance of the BNP Credit Facility was $10.8 million and is repayable in seven equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of $6.8 million to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

DVB Credit Facilities: On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the "DVB Credit Facility") of up to $39.0 million (divided into four tranches) in order to refinance the Commerzbank/DVB Credit Facility dated July 2012 and an additional amount of $7.0 million to partially finance the acquisition of the Navios Prosperity I. The amounts of $7.0 million and $32.0 million were drawn on June 30, 2017 and November 3, 2017, respectively. On July 2, 2018, Navios Partners repaid the outstanding balance of the three tranches in the amount of $20.2 million. Following this repayment, an amount of $0.2 million was written-off from the deferred finance fees. On April 15, 2019, Navios Partners fully repaid the outstanding balance of $12.3 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees.

On July 31, 2018, Navios Partners entered into a new credit facility with DVB Bank S.E. (the "DVB $44m Credit Facility") of up to $44.0 million (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17.5 million and $26.5 million were drawn on August 30, 2018. As of December 31, 2019, the total outstanding balance of the DVB $44m Credit Facility was $40.0 million and is repayable in 15 equal consecutive quarterly installments of $0.8 million each, with a final balloon payment of $28.1 million to be repaid on the last repayment date. The facility matures in the third quarter of 2023 and bears interest at LIBOR plus 290 bps per annum.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. (the "DVB $66m Credit Facility") of up to $66.0 million (divided into four tranches) in order to refinance the DVB Credit Facility dated June 28, 2017 and three Capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15.7 million each. On October 10, 2019, Navios Partners drew the two additional tranches of $14.8 million each. As of December 31, 2019,, the total outstanding balance of the four tranches of the DVB $66m Credit Facility was $58.8 million and is repayable in six quarterly installments of $2.2 million each and 12 quarterly installments of $1.9 million each, with a final balloon payment of $23.0 million, to be repaid on the last repayment date. The facility matures in the first quarter of 2024 and bears interest at LIBOR plus 260 bps per annum.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. (the "Nordea Credit Facility") of up to $14.3 million (divided into two tranches) in order to partially finance the acquisition of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the Nordea Credit Facility of $7.15 million was drawn. On June 1, 2018 the second tranche of the March 2018 Credit Facility of $7.15 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6.6 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees. As of December 31, 2019, the outstanding balance of the Nordea Credit Facility was $5.4 million and is repayable in 14 equal consecutive quarterly installments of $0.3 million each, with a final balloon payment of $1.2 million to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

NIBC Credit Facility: On December 28, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. (the "NIBC Credit Facility") of up to $28.5 million (divided into three tranches) in order to refinance three Ultra-Handymax vessels, previously included in the Term Loan B collateral package. On May 8, 2019, the first tranche of the NIBC Credit Facility of $11.9 million was drawn. On October 10, 2019, the two remaining tranches of the NIBC Credit Facility of $13.5 million were drawn.As of December 31, 2019, the outstanding balance of the NIBC Credit Facility was $24.9 million and is repayable in 16 consecutive quarterly installments of $0.8 million each, with a final balloon payment of $12.9 million to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 275 bps per annum.

DNB Credit Facility: On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA (the "DNB Credit Facility") of up to $40.0 million (divided into two tranches) in order to refinance two Capesize vessels, previously included in the Term Loan B collateral package. On October 10, 2019, the two tranches of the DNB Credit Facility of $34.4 million were drawn. As of December 31, 2019, the outstanding balance of the DNB Credit Facility was $34.4 million and is repayable in 18 consecutive quarterly installments of $1.0 million each, with a final balloon payment of $17.2 million to be repaid on the last repayment date. The facility matures in the second quarter of 2024 and bears interest at LIBOR plus 275 bps per annum.

HCOB Credit Facility: On September 26, 2019, Navios Partners entered into a new credit facility with Hamburg Commercial Bank AG (the "HCOB Credit Facility") of up to $140.0 million in order to refinance eight drybulk vessels and five Containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140.0 million of HCOB Credit Facility was drawn. As of December 31, 2019, the outstanding balance of the HCOB Credit Facility was $140.0 million and is repayable in 8 consecutive quarterly installments of $5.4 million each, with a final balloon payment of $97.0 million to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 320 bps per annum.

CACIB Credit Facility: On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank ("CACIB"), (the "CACIB Credit Facility") of up to $52.8 million (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel. In August 2019, the three tranches of the CACIB Credit Facility of $36.5 million, in total were drawn. In October 2019, the fourth tranche of the CACIB Credit Facility of $16.3 million was drawn. As of December 31, 2019, the total outstanding balance of the CACIB Credit Facility was $49.7 million and is repayable in 11 consecutive six-month installments of $3.2 million, with a final balloon payment of $15.0 million to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 275 bps per annum.

ABN Credit Facility: On December 12, 2019, the Company entered into a new credit facility with ABN Amro Bank N.V. (the "ABN Credit Facility") of up to $23.5 million in order to finance the purchase of the five container vessels acquired from Navios Europe I. As of December 31, 2019, the total outstanding balance of the ABN Credit Facility was $23.5 million and is repayable in three consecutive quarterly installments of $1.0 million each, with a final balloon payment of $20.0 million to be repaid on the last repayment date. The facility matures in the third quarter of 2020 and bears interest at LIBOR plus 400 bps per annum.

DORY Credit Facility: In connection with the acquisition of four bulk carrier vessels, on December 16, 2019, the Company entered into a credit facility with Dory Funding DAC (the "Dory Credit Facility"), of up to $37.0 million. As of December 31, 2019, the total outstanding balance of the Dory Credit Facility was $37.0 million and is repayable in 8 consecutive quarterly installments of $0.1 million, with a final balloon payment of $29.6 million to be repaid on the last repayment date. The facility matures in the third quarter of 2022 and bears interest at LIBOR plus 475 bps per annum. for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners' vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners' vessels; changing the commercial and technical management of Navios Partners' vessels; selling or changing the beneficial ownership or control of Navios Partners' vessels; not maintaining Navios Holdings' (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $0.50 million to $0.65 million per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2019, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

Financial Liabilities: In December 2018, the Company entered into two sale and leaseback agreements of $25.0 million in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $0.16 million each, commencing as of December 2018. As of December 31, 2019, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $22.9 million in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6.3 million per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20.0 million, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. On April 11, 2019, the amount of $20.0 million was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $0.19 million each commencing as of April 2019. As of December 31, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $19.2 million. The agreement matures in the second quarter of 2029, with a purchase obligation of $6.3 million on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7.5 million, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. On June 28, 2019, the amount of $7.5 million was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $0.18 million each, commencing as of June 2019. As of December 31, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $6.5 million. The agreement matures in the second quarter of 2022, with a purchase obligation of $2.0 million on the last repayment date.

On July 2, 2019, the Company entered into a new sale and leaseback agreement of $22.0 million, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. On July 24, 2019, the amount of $22.0 million was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $0.2 million each, commencing as of July 2019. As of December 31, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $21.5 million. The agreement matures in the third quarter of 2030, with a purchase obligation of $6.3 million on the last repayment date.

On December 2, 2019, the Company agreed to enter into a new sale and leaseback agreement of $25.5 million with an unrelated third party for the refinancing of the existing ABN Credit Facility, relating to the five containerships acquired upon the liquidation of Navios Europe I. The sale and lease agreement has an amortization profile of approximately five years, matures in April 2024 and 2025 and bears interest at LIBOR plus 365 bps per annum. As of December 31, 2019, the above agreement was subject to the signing of definitive documentation.

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

• any of our or our subsidiaries' assets are subject to any form of execution, attachment, arrest, sequestration or distress in that is not discharged within a specified period of time;

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

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. As of December 31, 2019, Navios Partners' current assets totaled $76.0 million, while current liabilities totaled $79.8 million, resulting in a negative working capital position of $3.8 million. On December 2, 2019, the Company agreed to enter into a new sale and leaseback agreement of $25.5 million with an unrelated third party for the refinancing of the existing ABN Credit Facility, relating to the five containerships acquired upon the liquidation of Navios Europe I. As a result, as of December 31, 2019, $20.0 million was reclassified from "Current portion of long-term debt, net" to "Long-term financial liabilities, net". Navios Partners' cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through twelve months from March 30, 2020. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

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

Please See "Item 4.A - History and Development of the Partnership" for further discussion of Navios Partners' Liquidity and Capital Resources.

Cash flows for the year ended December 31, 2019 compared to the year ended December 31, 2018:

The following table presents cash flow information for the years ended December 31, 2019 and 2018. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Partners for the respective periods.

	Year Ended December 31, 2019	Year Ended December 31, 2018
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$70,395	$68,319
Net cash used in investing activities	(17,034)	(67,888)
Net cash (used in)/ provided by financing activities	(84,414)	31,091

Net (decrease)/increase in cash, cash equivalents and restricted cash	$(31,053)	$31,522

Cash provided by operating activities for the year ended December 31, 2019 as compared to the cash provided by operating activities for the year ended December 31, 2018:

Net cash provided by operating activities increased by $2.1 million to $70.4 million inflow for the year ended December 31, 2019, as compared to $68.3 million inflow for the same period in 2018.

Net loss increased by $49.1 million to a net loss of $(62.1) million for the year ended December 31, 2019, from a net loss of $(13.1) million for the year ended December 31, 2018. In determining net cash provided by operating activities for the year ended December 31, 2019, net loss was adjusted for the effects of certain non-cash items, including $53.3 million depreciation and amortization, $7.3 million impairment loss on the sale of the Navios Galaxy I, $29.4 million impairment loss on one of our vessels, $42.6 million OTTI loss in Navios Containers Investment, $12.6 million non-cash accrued interest income and amortization of deferred revenue, $0.3 million non-cash accrued interest income from receivable from affiliates, $0.4 million amortization of operating lease right of-use-asset, $10.9 million amortization and write-off of deferred financing cost and discount, $6.9 million amortization of deferred drydock and special survey costs, $2.5 million equity in net earnings of affiliated companies and $2.0 million equity compensation expense.

The net cash outflow resulting from the changes in operating assets and liabilities of $4.8 million for the year ended December 31, 2019, resulted from a $6.3 million increase in prepaid expenses and other current assets, a $0.1 million decrease in accrued expenses, a $22.9 million increase in payments for drydock and special survey costs and a $0.4 million decrease in operating lease liabilities short-term and long-term. This was partially mitigated by a $4.6 million decrease in accounts receivable, a $2.5 million increase in accounts payable, a $0.2 million increase in deferred revenue and a $17.5 million decrease in amounts due from related parties, consisting of managements fees and drydocking expenses, including amounts needed for compliance with IMO regulations prepaid to the Manager in accordance with Management and Administrative Servises agreements and the Navios Holdings Guarantee (as defined in "Related Parties Transactions-Others").

Cash used in investing activities for the year ended December 31, 2019 as compared to the cash used in investing activities for the year ended December 31, 2018:

Net cash used in investing activities decreased by $50.9 million to $17.0 million outflow for the year ended December 31, 2019, as compared to $67.9 million outflow for the same period in 2018.

Cash used in investing activities of $17.0 million for the year ended December 31, 2019 was mainly due to a: (i) $23.7 million payments relating to vessels acquisitions, additions, deposit to aquire a charter-in vessel and capitalized expenses of our fleet; and (ii) $4.0 million loan granted to Navios Europe I. This was partially mitigated by a $6.0 million of proceeds from the sale of the Navios Galaxy I and $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in investing activities of $67.9 million for the year ended December 31, 2018 was mainly due to: (i) $115.9 million paid for the acquisition of the Navios Mars, the Navios Sphera, the Navios Apollon I, the Navios Symmetry and the Navios Altair I, delivered during 2018; (ii) $5.6 million loan granted to Navios Europe II; (iii) $14.5 million investment in Navios Containers on March 13, 2018; (iv) a $10.0 million loan granted to Navios Europe I; and (v) a $2.9 million deposit and capital expenses for the option to acquire the newbuilding Panamax vessel delivered in July 2019. The above decrease was partially mitigated by $76.3 million of proceeds from the sale of the YM Unity, the YM Utmost, the Navios Felicity and the Navios Libra II within the year of 2018 and $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in financing activities for the year ended December 31, 2019 as compared to the cash provided by financing activities for the year ended December 31, 2018:

Net cash (used in)/provided by financing activities increased by $115.5 million to $84.4 million ouflow for the year ended December 31, 2019, as compared to $31.1 million inflow for the same period in 2018.

Cash used in financing activities of $84.4 million for the year ended December 31, 2019 was due to: (i) payment of a total cash distribution of $13.6 million; (ii) loans and financial liabilities repayments of $448.2 million; (iii) payments of $4.7 million for deferred finance fees relating to the new credit facilities and sale and leaseback agreements; and (iv) payments of $4.5 million in total for acquisition of treasury stock. This was partially offset by $386.5 million of proceeds from the NIBC Credit Facility, the DVB $66m Credit Facility, the CACIB Credit Facility, the DNB Credit Facility, the HCOB Credit Facility, the ABN Credit Facility and the financial liabilities of the Navios Sol, the Navios Sagittarius and the Navios Ace.

Cash provided by financing activities of $31.1 million for the year ended December 31, 2018 was due to a: (i) $34.1 million of proceeds from the issuance of 1,228,133 common units and 25,064 additional general partner units, net of offering costs, related to the public offering in February 21, 2018; (ii) $0.1 million of proceeds from the issuance of 3,857 general partner units related to the issuance of 97,633 restricted common units in December 2018 and 91,336 restricted common units, in January 2018; (iii) $14.3 million of proceeds from the Nordea Credit Facility; (iv) $44.0 million of proceeds from the DVB $44m Credit Facility; and (v) $25.0 million proceeds from the sale and leaseback agreement. This overall increase was partially offset by: (i) loan and financial liability repayments of $74.9 million; (ii) a payment of a total cash distribution of $10.3 million; and (iii) a payment of $1.2 million of deferred finance fees relating to the March 2018 Credit Facility, the DVB $44m Credit Facility and the sale and leaseback transaction.

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

The net cash outflow resulting from the changes in operating assets and liabilities of $20.5 million for the year ended December 31, 2018, resulted from a $0.3 million increase in accounts receivable, $1.0 million increase in prepaid expenses and other current assets, a $3.8 million decrease in accrued expenses, a $12.3 million increase in amounts due from related parties, consisting of managements fees and drydocking expenses, including amounts needed for compliance with IMO regulations prepaid to the Manager in accordance with Management and Administrative Servises agreements and the Navios Holdings Guarantee (as defined in "Related Parties Transactions-Others") and  a $4.3 million in payments for drydock and special survey costs. This was partially mitigated by a $1.1 million increase in accounts payable and a $0.2 million increase in deferred revenue.

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

Cash used in investing activities of $187.2 million for the year ended December 31, 2017 was mainly due to: (i) a $158.2 million acquisition of the seven drybulk vessels in 2017; (ii) a $115.9 million acquisition of the 14 Containerships from Rickmers Trust, net of cash; (iii) a $19.8 million decrease in cash balance representing the cash held by Navios Containers on the date of its deconsolidation; (iv) a $10.0 million investment in Navios Containers on November 9, 2017; (v) an $8.5 million loan granted to Navios Europe II and a $0.5 million loan granted to Navios Europe I; (vi) a $4.1 million payment for the transfer to Navios Partners the rights of Navios Holdings on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I; and (vii) a $2.8 million deposit for the option to acquire the newbuilding Panamax vessel expected to be delivered in the second half of 2019. The above decrease was partially mitigated by: (i) $113.8 million of proceeds from the sale of the MSC Cristina, the Navios Apollon and the Navios Gemini S; (ii) $14.0 million of proceeds from Navios Containers in relation to the seller's credit; and (iii) $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash provided by financing activities for the year ended December 31, 2018 as compared to the cash provided by financing activities for the year ended December 31, 2017:

Net cash provided by financing activities decreased by $107.5 million to $31.1 million inflow for the year ended December 31, 2018, as compared to $138.6 million inflow for the same period in 2017.

Cash provided by financing activities of $31.1 million for the year ended December 31, 2018 was due to: (i) $34.1 million of proceeds from the issuance of 1,228,133 common units and 25,064 additional general partner units, net of offering costs, related to the public offering on February 21, 2018; (ii) $0.1 million of proceeds from the issuance of 3,856 general partner units related to the issuance of 97,633 restricted common units in December 2018 and 91,336 restricted common units, in January 2018; (iii) $14.3 million of proceeds from the March 2018 Credit Facility; (iv) $44.0 million of proceeds from the DVB $44m Credit Facility; and (v) $25.0 million proceeds from the sale and leaseback agreement. This overall increase was partially offset by: (i) loan and financial liability repayments of $74.9 million; (ii) a payment of a total cash distribution of $10.3 million; and (iii) a payment of $1.2 million of deferred finance fees relating to the March 2018 Credit Facility, the DVB $44m Credit Facility and the sale and leaseback transaction.

Cash provided by financing activities of $138.6 million for the year ended December 31, 2017 was due to: (i) $514.7 million of proceeds from the new Term Loan B Facility including the add-on, net of discount and the new credit facilities; (ii) $98.0 million of proceeds from the issuance of 3,186,333 common units and 65,027 additional general partner units, net of offering costs, related to the public offering in March 2017; (iii) $2.3 million of proceeds from the issuance of 80,030 common units and 1,633 additional general partner units related to the Continuous Offering Program Sales Agreement; (iv) $0.5 million of proceeds from the issuance of 17,792 additional general partner units relating to the transfer of Navios Europe I Loans; (v) $0.6 million of proceeds from the issuance of 24,096 restricted common units and 816 additional general partner units related to the acquisition of the vessels from Rickmers Trust; (vi) proceeds of $60.1 million from the credit facilities of Navios Containers, net of discount; and (vii) $17.3 million of proceeds from noncontrolling interest. This overall increase was partially offset by: (i) loan repayments of $546.5 million; (ii) payment of $7.8 million of deferred finance fees related to the refinancing of the Term Loan B Facility and the new credit facilities; and (iii) a $0.7 million issuance cost relating to the transfer of Navios Europe I Loans.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$70,395	$68,319	$53,499(*)
Net increase in operating assets	11,069	19,926	35,532(*)
(Decrease)/ increase in operating liabilities	(2,643)	2,542	5,033
Net interest cost	39,082	38,358	34,949
Amortization and write-off of deferred financing cost	(10,916)	(7,258)	(9,744)
Amortization of operating lease right-of-use asset	(378)	-	-
Non cash accrued interest income and amortization of deferred revenue	12,638	12,522	12,512
Equity compensation expense	(2,018)	(2,450)	(1,904)
Gain on change in control	-	-	4,068
Vessel impairment losses	(36,680)	(44,344)	(32,677)
Other than Temporary Impairment loss in NMCI Investment	(42,603)	-	-
Non cash accrued interest income from receivable from affiliates	279	272	204
Allowance for doubtful accounts	-	-	(1,495)
Loss on vessel disposal	-	(53)	(1,260)
Noncontrolling interest	-	-	(239)
Change in estimated guarantee claim receivable	(3,638)	(2,000)	-
Equity in earnings of affiliates, net of dividends received	2,532	3,957	866

EBITDA(1)	$37,119	$89,791	$99,344
Allowance for doubtful accounts	-	-	1,495
Loss on vessel disposal	-	-	1,260
Equity compensation expense	-	2,450	1,904
Reactivation cost	-	-	447
Gain on change in control	-	-	(4,068)
Vessel impairment losses	36,680	44,344	32,677
Other than temporary impairment on dividend in kind	-	560	-
Change in estimated guarantee claim receivable	3,638	2,000	-
Other than Temporary Impairment loss in NMCI Investment	42,603	-	-

Adjusted EBITDA	$120,040	$139,145	$133,059
Cash interest income	626	739	1,045
Cash interest paid	(32,869)	(35,244)	(26,630)

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(In thousands of U.S. dollars)
Maintenance and replacement capital expenditures	(29,039)	(26,787)	(14,859)

Operating Surplus	$58,758	$77,853	$92,615

(1)

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$70,395	$68,319	$53,499(*)
Net cash used in by investing activities.	$(17,034)	$(67,888)	$(187,211)
Net cash (used in) /provided by financing activities	$(84,414)	$31,091	$138,557(*)

(*) The net cash provided by operating activities and net increase in operating assets presented in this table have been recasted to reflect the adoption of ASU 2016-18, which was effective beginning the first quarter ended March 31, 2018 and applied retrospectively to all prior periods presented in the Company's financial statements.

EBITDA and Adjusted EBITDA

EBITDA represents net income/(loss) attributable to Navios Partners' unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before impairment losses and change in estimated guarantee claim receivable. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase in operating assets; (ii) net (decrease)/ increase in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred financing cost; (v) equity in net earnings of affiliated companies; (vi) impairment charges; (vii) non-cash accrued interest income and amortization of deferred revenue; (viii) equity compensation expense; (ix) non-cash accrued interest income from receivable from affiliates; and (x) amortization of operating lease right-of-use asset. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners' ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners' results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners' performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the year ended December 31, 2019 was negatively affected by the accounting effect of a: (i) $7.3 million impairment loss on the sale of the Navios Galaxy I; (ii) $3.6 million change in estimated guarantee claim receivable; (iii) $29.3 million impairment loss on one of our vessels; and (iv) $42.6 million OTTI loss in Navios Containers Investment. EBITDA for the year ended December 31, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss on the sale of the YM Unity and the YM Utmost; (ii) $5.3 million impairment loss on the sale of the Navios Felicity; (iii) $2.5 million equity compensation expense; (iv) $2.0 million change in estimated guarantee claim receivable; (v) $1.2 million impairment loss on the sale of the Navios Libra II; and (vi) $0.6 million other than temporary impairment on dividend in kind. Excluding these items, Adjusted EBITDA decreased by $19.1 million to $120.0 million for the year ended December 31, 2019, as compared to $139.1 million for the same period in 2018. The decrease in Adjusted EBITDA was primarily due to a: (i) $12.0 million decrease in revenue; (ii) $2.3 million increase in time charter and voyage expenses; (iii) $5.0 million increase in general and administrative expenses; (iv) $2.0 million decrease in equity in net earnings of affiliated companies; and (v) $0.5 million decrease in other income. The above decrease was partially mitigated by a: (i) $0.7 million decrease in management fees; and (ii) $2.0 million decrease in other expenses.

EBITDA of Navios Partners for the year ended December 31, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss on the sale of the YM Unity and the YM Utmost; (ii) $5.3 million impairment loss on the sale of the Navios Felicity; (iii) $2.5 million equity compensation expense; (iv) $2.0 million write down of a guarantee claim receivable; (v) $1.2 million impairment loss on the sale of the Navios Libra II; and (vi) $0.6 million other-than-temporary impairment on dividend in kind. EBITDA of Navios Partners for the year ended December 31, 2017 was negatively affected by the accounting effect of a: (i) $4.1 million gain on change in control from Navios Containers' deconsolidation; (ii) $30.3 million impairment loss on the Navios Hope; (iii) $2.4 million impairment loss on the sale of the Navios Gemini S; (iv) $1.5 million allowance for doubtful accounts; (v) $1.3 million loss related to the sale of the MSC Cristina; and (vi) $1.9 million equity compensation expense. Excluding these items, Adjusted EBITDA increased by $12.6 million to $139.1 million for the year ended December 31, 2018, as compared to $126.6 million for the same period in 2017. The increase in Adjusted EBITDA was primarily due to a: (i) $32.1 million increase in revenue; and (ii) $3.7 million increase in equity in net earnings of affiliated companies. The above increase was partially mitigated by a: (i) $6.1 million increase in time charter and voyage expenses; (ii) $6.3 million increase in management fees; (iii) $1.4 million increase in general and administrative expenses; (iv) $8.3 million decrease in other income; and (v) $1.0 million increase in other expenses.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, equity compensation expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners' capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners' long-term third party borrowings are presented under the captions "Long-term financial liability, net", "Long-term debt, net", "Financial liability short-term, net" and "Current portion of long-term debt, net". As of December 31, 2019 and December 31, 2018, total borrowings, net amounted to $489.0 million and $507.5 million, respectively. The current portion of long-term borrowings, net amounted to $59.8 million at December 31, 2019 and $26.8 million at December 31, 2018.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for the years ended December 31, 2019, 2018 and 2017 amounted to $23.7 million, $118.8 million and $276.9 million, respectively.

For the year ended December 31, 2019, expansion capital expenditures of $23.7 million related to:(i) $2.5 million representing a deposit for the option to acquire a Panamax vessel expected to be delivered by the first half of 2021; and (ii) $21.2 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

For the year ended December 31, 2018, expansion capital expenditures of $118.8 million related to: (i)$2.9 million representing the second deposit for the option to acquire the Navios Libra, a Panamax vessel, delivered in July 2019; and (ii) $115.9 million paid for the acquisition of the five drybulk vessels in 2018.

For the year ended December 31, 2017, expansion capital expenditures of $276.9 million related to: (i)$115.9 million for the acquisition of the 14 Containerships from Rickmers Trust, net of cash; (ii) $158.2 million paid for the acquisition of the seven drybulk vessels in 2017; and (iii) $2.8 million representing deposit for the option to acquire the Navios Libra,, delivered in July 2019.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In each of October 2013, August 2014, February 2015, February 2016 and November 2017, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at:  (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000 through December 31, 2019.

In August 2019, Navios Partners extended the duration of its existing management agreement with the Manager until January 1, 2025. Management fees are fixed for two years commencing from January 1, 2020 at: (a) $4,350 daily per Ultra-Handymax Vessel; (b) $4,450 daily per Panamax Vessel; (c) $5,410 daily per Capesize Vessel; and (d) $6,900 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the Liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6,100 daily per SubPanamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2019 and 2018 was $29.0 million and $26.8 million, respectively, for replacing our vessels at the end of their useful lives.

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

Vessels to be delivered

In November 2019, Navios Partners entered into a 10-year bareboat charter-in agreement for two Panamax vessels of approximately 81,000 dwt. Navios Partners has the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered by the first half of 2021.

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

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the drybulk market at any given time. For other trends affecting our business please see other discussions in "Item 5 - Operating and Financial Review and Prospects".

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2019:

	Payments due by period (4) (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$55,568	$212,820	$117,742	$18,150	$404,280
Financial liabilities(2)	$6,168	$23,604	$29,084	$31,230	$90,086
Operating Lease Obligations (Time Charters) for bareboat charter-in vessels(3) (4)	$2,178	$11,154	$13,073	$36,571	$62,976

Total contractual obligations	$63,914	$247,578	$159,899	$85,951	$557,342

(1) Represents principal payments and repayments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 2.60% to 7.00% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $20.1 million (less than 1 year), $24.3 million (1-3 years), $6.7 million (3-5 years) and $0.4 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2019, timing of scheduled payments and the term of the debt obligations.

(2) Represents principal payments and repayments on amounts drawn under the financial liabilities and exclude interest payments of $5.7 million (less than 1 year), $9.9 million (1-3 years), $6.4 million (3-5 years) and $6.7 million (more than 5 years).

(3) In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, a newbuilding Panamax vessel of approximately 81,000 dwt, delivered in July 24, 2019. Navios Partners has agreed to pay in total $5.54 million, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half amounted to $2.77 million was paid during the year ended December 31, 2017 and the second half amounted to $2.77 million was paid during the year ended December 31, 2018, both presented under the caption "Other long-term assets" in the Consolidated Balance Sheets.

(4) In November 2019, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, two newbuilding Panamax vessels of approximately 81,000 dwt each, expected to be delivered by the first half of 2021. Navios Partners has agreed to pay in total $12.3 million, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which the $1.4 million was paid during the year ended December 31, 2019, presented under the caption "Other long-term assets" in the Consolidated Balance Sheets and the $4.3 million was paid during the first quarter of 2020. The amount of $5.7 million will be paid in June 2020 and the remaining amount of $0.9 million will be paid in June 2021 with the delivery of the vessels. The table above excludes the deposits payable of $10.0 million in total in 2020 and $0.9 million in 2021.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the "Navios Revolving Loans II"). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14.0 million. As of December 31, 2019, the amounts undrawn from the Navios Revolving Loans II were $4.5 million, of which Navios Partners may be required to fund an amount up to $4.5 million (see Note 18 - Transactions with related parties and affiliates).

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 - Summary of significant accounting policies to the notes to the consolidated financial statements, included elsewhere in this Annual Report.

Fair Value of Vessels: As of December 31, 2019, Navios Partners owned a fleet of 45 vessels, with an aggregate carrying value of $1,092.1 million, including the carrying value of the unamortized value of the intangible assets (i.e charter attached), if any, and the carrying value of the unamortized portion of deferred drydock and special survey costs. On a vessel-by-vessel basis, as of December 31, 2019, the carrying value of 34 of Navios Partners' vessels exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $225.3 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2019, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price/Fair Value at initial recognition(1)	Carrying Value as of December 31, 2019(1)
	(In millions of U.S. dollars)
Navios Alegria	11/16/2007	38.9	20.6*
Navios Hope	07/01/2008	80.0	13.9*
Navios Fantastiks(2)	05/02/2008	87.7	23.1
Navios Sagittarius	01/12/2010	59.4	19.4*
Navios Hyperion	01/08/2010	63.0	18.8*
Navios Aurora II	03/18/2010	110.3	46.9*
Navios Pollux	05/21/2010	110.0	50.7*
Navios Melodia	11/15/2010	78.8	47.8*
Navios Fulvia	11/15/2010	98.2	45.9*
Navios Luz	05/19/2011	78.0	39.2*
Navios Orbiter	05/19/2011	52.0	19.3*
Navios Buena Ventura	06/15/2012	67.5	34.6*
Navios Soleil	07/24/2012	21.1	19.7*
Navios Helios	07/27/2012	21.1	14.3*
Navios Joy	09/11/2013	47.5	38.5*
Navios Harmony	10/11/2013	18.0	13.2*
Hyundai Hongkong	12/04/2013	55.2	43.2*
Hyundai Tokyo	12/10/2013	55.1	43.4*
Hyundai Singapore	12/04/2013	55.2	43.4*
Hyundai Shanghai	12/13/2013	55.2	43.3*
Hyundai Busan	12/16/2013	55.8	43.7*
Navios La Paix	01/08/2014	28.5	24.3*
Navios Sun	01/17/2014	16.2	12.0*
Navios Beaufiks	12/30/2016	15.4	15.7*
Navios Prosperity I	06/07/2017	13.7	13.0*
Navios Ace	06/09/2017	31.4	28.6*
Navios Libertas	07/10/2017	13.7	12.4*
Navios Sol	07/17/2017	28.6	28.3**
Navios Christine B	08/11/2017	14.0	14.6*
Navios Aster	08/21/2017	28.9	26.4*
Navios Symphony	09/20/2017	28.0	25.7*
Navios Apollon I	05/09/2018	13.4	12.5**
Navios Symmetry	05/21/2018	11.8	11.1*
Navios Altair I	06/07/2018	11.8	11.2*
Navios Sphera	08/31/2018	30.0	28.7*
Navios Mars	08/31/2018	49.0	46.8
Navios Camelia	12/16/2019	10.9	11.1
First I	12/16/2019	10.5	10.7

Vessel name	Date of Acquisition	Purchase Price/Fair Value at initial recognition (1)	Carrying Value as of December 31, 2019(1)
	(In millions of U.S. dollars)
Navios Anthos	12/16/2019	9.4	9.9
Navios Azalea	12/16/2019	9.5	9.8
Protostar N	12/13/2019	12.0	12.0
Harmony N	12/13/2019	11.7	12.0
Esperanza N	12/13/2019	10.4	10.4
Castor N	12/13/2019	11.3	11.3
Solar N	12/13/2019	10.7	10.7

Totals		$1,738.8	$1,092.1

(1) All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2019, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel for its remaining useful life are also less than the carrying value of the vessel (including the carrying value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel).

(2) As of December 31, 2019, we recorded an impairment loss of $29.4 million for the Navios Fantastiks.

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

Stock-based Compensation: In December and February 2019, December 2018 and 2017, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four, four and three years, respectively. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, 231,921 restricted common units were vested, cumulatively.

Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Partners' management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

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

During the fourth quarter of fiscal year 2019, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners' long-lived assets may exist. These indicators included volatility in the spot market and the related impact of the current drybulk and container sector has on management's expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed. Management's assessment concluded that there were no impairment indicators for the five containerships of Navios Europe I and the four drybulk vessels, which were acquired on December 13, 2019 and December 16, 2019, respectively, due to the proximity of the acquisition date through December 31, 2019. The Company determined the undiscounted projected net operating cash flows for each vessel and compared it to the vessels' carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners' remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, management fees as determined by the Management Agreement in effect until December 2024 and thereafter assuming an increase of 3.0% every second year and utilization rate of 98.6% based on the fleet's historical performance.

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $29.4 million for this vessel, being the difference between the fair value and the vessel's carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption "Vessel impairment losses" in the Consolidated Statements of Operations (see Note 7 - Vessels, net).

As of December 31, 2018, our assessment concluded that step two of the impairment analysis was not required for our vessels held and used, as the undiscounted projected net operating cash flows exceeded the carrying value.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $30.3 million for this vessel, being the difference between the fair value and the vessel's carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption "Vessel impairment losses" in the Consolidated Statements of Operations (see Note 7 - Vessels, net).

During the years ended December 31, 2019, 2018 and 2017, an impairment loss of $7.3 million, $44.3 million and $2.4 million, respectively, was also recognized in connection with the committed sale of the Navios Galaxy in April 2019, YM Unity and the YM Utmost in July 2018, the Navios Felicity and the Navios Libra II in December 2018 and the Navios Gemini S in December 2017, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 - Vessels, net).

As of December 31, 2019, the 10-year historical average rates for its vessels (which naturally vary by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 13% lower than the Company's average daily time charter equivalent rate achieved in fiscal year 2019 of $15,791 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels), with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). The table below compares the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels), each as of December 31, 2019:

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	Five-Year Average	Three-Year Average	One-Year Average
	(% above (below) the 10-year average)
Ultra-Handymax	(14.2%)	(0.4%)	(3.3%)
Panamax	(10.9%)	7.7%	9.5%
Capesize	(15.6%)	2.2%	2.9%
Container 6,800 TEU	(14.1%)	(16.3%)	(8.6%)

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), Navios Partners estimates that 7, 1 and 1 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows. As disclosed elsewhere, as of December 31, 2019, the Company's fleet includes 34 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel) by approximately $225.3 million in the aggregate (the unrealized loss).

In connection with its annual impairment testing on its vessels as of December 31, 2019, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company's vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 7.0% to 48.1% (depending on the vessel).

As of December 31, 2019, 2018 and 2017, an impairment loss of $7.3 million, $44.3 million and $2.4 million, respectively, was also recognized in connection with the committed sale of the Navios Galaxy in April 2019, the YM Unity and the YM Utmost in July 2018, the Navios Felicity and the Navios Libra II in December 2018 and the Navios Gemini S in December 2017, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 - Vessels, net).

The total impairment loss recognized amounted to $36.7 million, $44.3 million and $32.7 million for the years ended December 31, 2019, 2018 and 2017, respectively, and was presented under the caption "Vessel impairment losses" in the Consolidated Statements of Operations.

Vessels, Net: Vessels arestated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expens es). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying Consolidated Statements of Operations.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk and container vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton ("LWT"). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company's vessels, estimates scrap value at a rate of $340 per LWT.

Management estimates the useful life of our vessels to be 25 and 30 years from the drybulk and container vessel's original construction, respectively. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

Deferred Drydock and Special Survey Costs: Navios Partners' vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months, depending on the vessels' ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 "Revenue from Contracts with Customers" using the modified retrospective approach. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, using the modified retrospective method which is consistent with the approach the Company has elected under the new revenue standard, and elected to apply the additional optional transition method along with the following practical expedients: a package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842.

The Company's contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) "Leases". Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company's retained earnings, as at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenue from voyage contracts

The Company's revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer's cargo is discharged as well as defer costs that meet the definition of "costs to fulfill a contract" and relate directly to the contract.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable.

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

Investment in Equity Securities: Navios Partners evaluates its investments in Navios Europe I (until its liquidation), Navios Europe II and Navios Containers for OTTI loss on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Europe II and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Europe II and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value (see Note 20).

Recent Accounting Pronouncements

In October 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-17, Consolidation (Topic 810): "Targeted Improvements to Related Party Guidance for Variable Interest Entities" ("ASU 2018-17"). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company's consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement". This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company's consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19"Codification Improvements to topic 326, Financial Instruments-Credit Losses". The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 "Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments". In May 2019, FASB issued ASU 2019-05, "Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief". The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In November 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted for interim and annual periods beginning after December 15, 2018. The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU does not have a material impact on the Company's consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	55	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	47	Chief Financial Officer
George Achniotis	55	Executive Vice President-Business Development and Director
Shunji Sasada	62	Director
Serafeim Kriempardis	72	Director (Class III)
Orthodoxia Zisimatou	57	Director (Class II)
Kunihide Akizawa	60	Director (Class I)
Alexander Kalafatides	56	Director (Class I)
Vasiliki Papaefthymiou	51	Secretary

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco.

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since March 2008 and Chairman and Chief Executive Officer of Navios Containers (Nasdaq: NMCI), an affiliated limited partnership, since April 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is the non-executive Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Since 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a Bachelor's degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master's degree in Mechanical Engineering from Columbia University.

Efstratios Desypris has been the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners' sponsor, since May 2006 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. Mr. Desypris has also been a Director of Navios Containers since November 2018. He also serves as a Director and the SVP- Strategic Planning of Navios South American Logistics Inc. and as a Director of Navios Europe. Before joining Navios Group, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

George Achniotis was appointed to our Board of Directors in August 2007 and he has been our Executive Vice President-Business Development since February 2008. Mr. Achniotis has been Navios Holdings' Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President - Business Development of Navios Holdings from August 2006 to April 2007. Prior to joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006. Mr. Achniotis holds a Bachelor of Science degree in engineering from the University of Manchester and he is a member of the institute of chartered accountants in England and Wales. Mr. Achniotis is also a member of the institute of certified accountants in Cyprus.

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada has also served as a director of Navios Holdings and President of Navios Corporation since January 2015. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. ("MOSK"). In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK's own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President - Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer until December 2014. Mr. Sasada has been a member of the North American Committee of Nippon Kaiji Kyokai since inception. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is a member of Board of Trustees of Keio Academy of New York.

Serafeim Kriempardis was appointed to our Board of Directors in December 2009. Mr. Kriempardis previously served as the Head of Shipping of Piraeus Bank from 2007 to 2009 and as the Head of Shipping of Emporiki Bank of Greece from 1999 to 2007. Prior to serving as Head of Shipping at Emporiki Bank, Mr. Kriempardis served in the Project Finance and Corporate and Feasibility departments of the bank. Mr. Kriempardis is an accountant by training and holds a Bachelor's degree in Economics from the Athens University of Economics and Business and a Diploma in Management from the McGill University of Canada. Mr Kriempardis also serves as chairman of the Audit Committee and chairman of the Compensation Committee. Mr Kriempardis is an independent director.

Orthodoxia Zisimatou was appointed to our Board of Directors in June 2017. Mrs. Zisimatou has been a practicing maritime lawyer since 1988, focusing on S&P contracts and contracts of affreightment. She has been a member of the Permanent Committee of Maritime Policy, Security and Protection of the Environment and of the Legal Committee of the Hellenic Chamber of Shipping since 2007. She has also served as a Maritime Arbitrator for the Hellenic Chamber of Shipping since 2007. Since 2009, Mrs. Zisimatou has acted as the Secretary General of the Union of Piraeus Shipping Lawyers. She earned a bachelor's degree in Law from the faculty of Law of the University of Athens. Mrs. Zisimatou also serves on our Audit and Conflicts Committees and is an independent director.

Kunihide Akizawa has over 35 years of experience in shipping and logistics. Mr. Akizawa started his shipping career in 1982 in Japan with Mitsui O.S.K. Lines, Ltd. He worked in the accounting department, the export department focusing on the Red Sea and Mediterranean areas, the bulk department, and a chartering manager of Skaarup Shipping International Corporation, which was a joint-venture company with Mitsui O.S.K. Lines, Ltd. In 1995, Mr. Akizawa joined ITOCHU Corporation in the logistics division. From 2016 to 2020 he was President of IMECS Co., Ltd, the ship-owning arm of ITOCHU. From April 2020 he is responsible for special project at IMECS. Mr. Akizawa is a graduate of Gakushuin University, Tokyo with a B.A. degree in Economics.

Alexander Kalafatides has been a member of our board of directors since 2019. Mr. Kalafatides has nearly 40 years of experience in general management and marketing. Mr. Kalafatides holds the position of global sales and marketing director of IUC International LLC, a designer and importer of consumer products, and he also serves as an adjunct professor in International Business at Drexel University. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc., a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University, his B.S.E. in computer engineering & science at the University of Pennsylvania and a Certificate of Director Education from Drexel University's Gupta Governance Institute. Mr. Kalafatides also serves as chairman of the Conflicts Committee and he is an independent director.

Vasiliki Papaefthymiou was appointed our Secretary in August 2007. Ms. Papaefthymiou has been Executive Vice President - Legal and a member of Navios Holdings' board of directors since August 25, 2005, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Master degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2019, 2018 and 2017 no amounts were paid to the General Partner. Officers' Compensation

We were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of the Manager, their compensation is set and paid by the Manager, and we reimburse the Manager for time they spend on Company's matters pursuant to the Administrative Services Agreement. Under the terms of the administrative agreement, we reimburse the Manager for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to the Manager for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that the Manager pays to such officers. Our officers, and officers and employees of affiliates of the Manager, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the years ended December 31, 2019, 2018 and 2017, the fees charged by the Manager for administrative services, including Navios Containers administrative fees for the period from April 28, 2017 (date of Navios Containers' inception) to August 29, 2017, was $10.4 million, $9.3 million and $8.9 million, respectively.

Compensation of Directors

Our officers and directors who are also employees of the Managers do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors receive a director fee of $0.05 million per year. Ms. Frangou receives a fee of $0.15 million per year for acting as a director and as our Chairman of the Board. The Chairman of our Audit Committee, our Conflicts Committee and our Compensation Committee receives an additional fee of $0.04 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the year ended December 31, 2019, the aggregate annual fees paid to our non-management directors were $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

In December 2019, the Compensation Committee of Navios Partners authorized and approved a cash payment of $2.5 million for which all service conditions had been met as of December 31, 2019. Also, the Compensation Committee of Navios Partners authorized and approved an additional $2.2 million cash payment to the directors and officers of the Company subject to fulfillment of certain service conditions in 2020.

In February and December 2019, December 2018 and 2017, Navios Partners authorized the granting of 25,397, 4,000, 97,633 and 91,336 restricted common units, respectively, which were issued on February 1, 2019, December 18, 2019, December 24, 2018 and January 11, 2018, respectively, to its directors and officers. These awards of restricted common units are based solely on service conditions and vest ratably over a period of four, four and three years, respectively. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, 231,921 restricted common units were vested, cumulatively.

C. Board Practices

Our partnership agreement provides that our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis and such delegation will be binding on any successor general partner of the partnership. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our executive officers and three of our directors also are executive officers and/or directors of Navios Holdings and our Chief Executive Officer is also the Chairman and Chief Executive Officer of Navios Acquisition, Navios Containers and Navios Holdings.

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. One of the four directors elected by our common unitholders was designated as the Class III elected director and will serve until our annual meeting of unitholders in 2020; two directors were designated as our Class I elected director and will serve until our annual meeting of unitholders in 2021; and one director was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2022. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

In addition, we have an Audit Committee of three independent directors. One of the members of the Audit Committee is an "audit committee financial expert" for purposes of SEC rules and regulations. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our Audit Committee is comprised of Messrs. Serafeim Kriempardis and Alexander Kalafatides and Mrs. Orthodoxia Zisimatou, and our Audit Committee financial expert is Mr. Serafeim Kriempardis.

Lastly, we have a Compensation Committee consisting of two independent directors, Mrs. Orthodoxia Zisimatou and Mr. Serafeim Kriempardis. The Compensation Committee is governed by a written charter, which was approved by our board of directors. The Compensation Committee is responsible for reviewing and approving the compensation of the Company's executive officers and for establishing, reviewing and evaluating the long-term strategy of our compensation plan.

Employees of the Manager, provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Efstratios Desypris, our Secretary, Vasiliki Papaefthymiou, and our Executive Vice President-Business Development, George Achniotis, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Holdings and Navios Containers. As such these individuals have fiduciary duties to Navios Holdings, Navios Containers and Navios Acquisition which may cause them to pursue business strategies that disproportionately benefit Navios Holdings, Navios Containers, and Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. While the amount of time each of them allocate between our business and the business of Navios Holdings, Navios Acquisition and Navios Containers varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business.

Our officers and other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios Containers, Navios Holdings and Navios Acquisition. While the amount of time each of them allocate between our business and the business of Navios Holdings, Navios Acquisition and Navios Containers varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business. We intend, however, to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Whenever our General Partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our General Partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or votes upon the dissolution of the partnership. Actions of our General Partner, which are made in its individual capacity, are made by Olympos Maritime Ltd. as sole member of our General Partner.

D. Employees

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement.

The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian, Romanian and officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman's training while the Manager handles their travel and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see "Item 7. - Major Unitholders and Related Party Transactions".

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 30, 2020, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 29, 2020 (60 days after March 30, 2020) through the exercise of any unit option or other right. The percentage disclosed under "Common Units Beneficially Owned" is based on all outstanding common units (10,987,679), not including general partner units (230,524). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)	347,636	3.1%
Efstratios Desypris	-	-
George Achniotis	*	*
Shunji Sasada	*	*
Serafeim Kriempardis	*	*
Kunihide Akizawa	*	*
Alexander Kalafatides	-	-
Orthodoxia Zisimatou	*	*
Vasiliki Papaefthymiou	-	-
All directors and officers as a group (9 persons)(2)	358,637	3.2%

________________________________
* Less than 1%

(1) Excludes units owned by Navios Holdings, on the board of which our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as one of our directors, Shunji Sasada, all serve. In addition, Ms. Frangou is Navios Holdings' Chairman and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings' Executive Vice President Legal and Mr. Achniotis is Navios Holdings' Chief Financial Officer.

(2) Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common units, other than Angeliki Frangou.

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 30, 2020, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 29, 2020 (60 days after March 30, 2020) through the exercise of any unit option or other right. The percentage disclosed under "Common Units Beneficially Owned" is based on all outstanding units of 10,987,679 common units. There are also 230,524 general partner units outstanding which are not included in the ownership table below.  The general partner units are held by Olympos Maritime Ltd., which holds a 2.1% interest in Navios Partners based on all outstanding common units and general partner units. For more information on our general partner, please read "Item 7. - B. Unitholders and Related Party Transactions".

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	2,070,216	18.8%
Evermore Global Advisors, LLC(3)	667,814	6.1%
________________________________

(1) The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on September 5, 2019.

(2) Navios Holdings is a public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga and Efstathios Loizos.

(3) The business address of the reporting person is offices at 89 Summit Avenue Summit NJ 07901. The foregoing information was derived from a Schedule 13G/A, filed with the SEC on January 30, 2020.

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

B. Related Party Transactions

As of December 31, 2019, there were 10,987,679 outstanding common units and 230,524 general partnership units. Navios Holdings currently owns 2,070,216 common units, which represents an 18.8% limited partner interest in us based on the currently outstanding common units of 10,987,679. In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Partners to an entity affiliated with the Company's Chairman and Chief Executive Officer. Thereafter, Olympos Maritime Ltd., an entity affiliated with our Chairman and Chief Executive Officer, holds the general partner interest of 2.1%. Our general partner's ability, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, means that our Chairman and Chief Executive Officer, together with her affiliates, has the ability to exercise influence regarding our management.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe I revolving loans up to $24.0 million to fund working capital requirements (collectively, the "Navios Revolving Loans I"). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30.0 million. In February 2019, Navios Partners was required to fund the amount of $4.0 million under Navios Europe I's Revolving Loan (see Note 20 - Investment in Affiliates).

On November 22, 2019, an agreement was reached to liquidate Navios Europe I before its original expiring date. On November 26, 2019 a Share Purchase Agreement was entered between Navios Europe Inc. and Navios Maritime Operating LLC (a wholly owned subsidiary of Navios Partners). The transaction was completed on December 13, 2019.

As a result of the Europe I liquidation Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the containerships of Navios Europe I with a fair value of $56.1 million , and working capital balances of $14.3 million including cash at banks of $12.9 million,  in satisfaction of its receivable balances in the amount of : (i) approximately $19.0 million representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions "Investments in affiliates", "Due/to from related parties" and "Loans receivable from affiliates"; and (ii) approximately $34.2 million representing the previously transferred rights of Navios Holdings to the Navios Europe I's Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest), of which $4.8 million presented under "Notes receivable from affiliates, non current" and $29.4 million presented contra equity. Furthermore, Navios Partners has assumed a $17.2 million of Navios Europe I senior loan.

Following the Liquidation of Navios Europe I, the balance due from Navios Europe I as of December 31, 2019 was nil. As of December 31, 2018, Navios Partners' portion of the outstanding amount relating to the portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption "Investment in affiliates" and the outstanding amount relating to the Navios Revolving Loans I capital was $11.2 million, under the caption "Loans receivable from affiliates". The accrued interest income earned under the Navios Revolving Loans I was $0.7 million under the caption "Balance due from related parties" and the accrued interest income earned under the Navios Term Loans I was $0.5 million under the caption "Loans receivable from affiliates".

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33.5 million, which included a cash consideration of $4.1 million and 871,795 newly issued common units of Navios Partners, on a split adjusted basis. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling $29.4 million based on the closing price of $33.75 per unit as of March 16, 2017 given as consideration. The receivable relating to the consideration settled with the issuance of 871,795 Navios Partners' common units in the amount of $29.4 million has been classified contra equity within the consolidated Statements of Changes in Partners' Capital as "Note receivable". The receivable from Navios Holdings was payable on maturity in December 2023. Interest would accrue through maturity and would be recognized within "Interest income" for the receivable relating to the cash consideration of $4.1 million. On October 23, 2019, Navios Partners' Conflicts Committee agreed to cancel  an amortizing penalty from Navios Holdings of approximately $3.2 million as of December 2019, due to the early liquidation of the structure. Following the liquidation of Navios Europe I, the long-term note receivable from Navios Holdings amounted to nil.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the "Navios Revolving Loans II"). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 20 - Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated repayment dates.

As of December 31, 2019, Navios Partners' portion of the outstanding amount relating to the portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption "Investment in affiliates" and the outstanding amount relating to the Navios Revolving Loans II capital was $15.4 million (December 31, 2018: $15.4 million), under the caption "Loans receivable from affiliates". The accrued interest income earned under the Navios Revolving Loans II was $7.3 million (December 31, 2018: $4.5 million) under the caption "Balance due from related parties" and the accrued interest income earned under the Navios Term Loans II was $0.8 million (December 31, 2018: $0.6 million) under the caption "Loans receivable from affiliates". As of December 31, 2019, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Partners may be required to fund an amount up to $4.5 million.

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

On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers' outstanding equity. In connection with this transaction, Navios Partners recognized an OTTI impairment of $0.6 million on the units distributed, which was presented under the caption "Equity in net earnings of affiliated companies" in the Consolidated Statements of Operations for the year ended December 31, 2018. The amount of the distribution was $4.2 million based on the last trading price of Navios Containers' shares in the N-OTC market as of November 23, 2018. Following the distribution, Navios Partners owns approximately 33.5% of the equity in Navios Containers.

As of each of December 31, 2019 and 2018, Navios Partners held 11,592,276 common units, representing a 33.5% ownership interest in Navios Containers. Based on the Company's evaluation of the duration and magnitude of the fair value decline for approximately twelve months as of December 31, 2019, the Company concluded that the decline in the fair value of its investment below its carrying value was not temporary and therefore, an OTTI loss of $42.6 million was recognized as of December 31, 2019 presented under the caption "Equity in net Earnings of affiliates", in the Consolidated Statement of Operations. Total pre-OTTI equity method income of $2.5 million, $4.0 million and $0.9 million was recognized for the years ended December 31, 2019, 2018 and 2017, respectively.

The fair value of Navios Partners' equity investment in Navios Containers is based on unadjusted quoted prices in active markets for Navios Containers' common units. The fair value of Navios Partners' equity investment in Navios Containers as at December 31, 2019 and 2018 was $24.9 million and $32.8 million, respectively, compared with its carrying value of $24.9 million and $65.1 million, respectively.

Registration Rights Agreements

On February 4, 2015, we completed a private placement to Navios Holdings of 74,703 common units and 1,526 general partner units, raising gross proceeds of $15.0 million and in connection with such private placement, we entered into a registration rights agreement with Navios Holdings pursuant to which we provide Navios Holdings with certain rights relating to the registration of the common units.

Omnibus Agreement

At the closing of the IPO, we entered into the Omnibus Agreement with Navios Holdings. The following discussion describes certain provisions of the Omnibus Agreement.

Noncompetition

Under the Omnibus Agreement, Navios Holdings agreed, and caused its controlled affiliates (other than us and our subsidiaries) to agree, not to acquire or own Panamax or Capesize drybulk carriers under charter for three or more years. This restriction does not prevent Navios Holdings or any of its controlled affiliates (other than us and our subsidiaries) from:

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

Under the Omnibus Agreement, Navios Holdings will not be prohibited from operating chartered-in Panamax or Capesize drybulk carriers under charter-out contracts for three or more years, so long as immediately prior to the time such vessel is proposed to be put under such charter-out contract, Navios Holdings offers such charter-out opportunity to us in the event that (i) we have a Panamax or Capesize drybulk carrier that is available and comparable to Navios Holdings' chartered-in vessel and (ii) it is acceptable to the charter customer.

If Navios Holdings or any of its controlled affiliates (other than us or our subsidiaries) acquires or owns Panamax or Capesize drybulk carriers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the Omnibus Agreement we agreed, and caused our subsidiaries to agree, to acquire, own, operate or charter Panamax or Capesize drybulk carriers with charters of three or more years only (any vessels that are not Panamax or Capesize drybulk carriers will in the following be referred to as the "Non-Panamax and Non-Capesize Drybulk Carriers"). This restriction will not:

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

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis upon its delivery to Navios Holdings. Navios Holdings was released from the Omnibus Agreement restrictions for two years until June 29, 2011 in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings' existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of: (a) the consummation of a business combination by Navios Acquisition; (b) the liquidation of Navios Acquisition; and (c) June 2011.

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

The Acquisition Omnibus Agreement

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the "Acquisition Omnibus Agreement") in connection with the closing of Navios Acquisition's initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

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

Management Agreement

At the closing of the IPO, we entered into a management agreement, as amended, with the Manager, , pursuant to which the Manager has agreed to provide certain commercial and technical management services to us. These services are provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly but may subcontract for certain of these services with other entities.

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

In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses were: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

In August 2019, Navios Partners extended the duration of its existing management agreement (the "Management Agreement") with Navios Ship Management Inc. (the "Manager") until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee equal to the fees charged for the full calendar year preceding the termination date by Navios Partners, in the event the Management Agreement is terminated on or before December 31, 2024. Following a subsequent amendment to the Management Agreement on December 13, 2019, the management fees agreed were: (a) Until December 31, 2019, a fixed daily fee of (i) US$4,325 per owned Panamax Vessel, (ii) US$4,225 per Ultra-Handymax Vessel, (iii) US$5,250 per owned Capesize Vessel, (iv) US$6,700 per owned 6,800TEU container vessel, (v) US$6,100 per owned container vessel of 1,000TEU to 3,400TEU, payable on the last day of each month; (b) commencing January 1, 2020, a fixed daily fee of (i) US$4,450 per owned Panamax Vessel, (ii) US$4,350 per Ultra-Handymax Vessel, (iii) US$5,410 per owned Capesize Vessel, (iv) US$6,900 per owned 6,800TEU Container Vessel, (v) US$6,100 per owned container vessel of 1,000TEU to 3,400TEU, payable on the last day of each month for two years (months one to twenty-four), (the "Fixed Daily Fee"). The Management Agreement also provides for a technical and commercial management daily fee of $50 per vessel and an annual increase of 3% of the Fixed Daily Fee per vessel, unless otherwise agreed, commencing January 1, 2022. Drydocking expenses are reimbursed at cost for all vessels.

The management agreement may be terminated, prior to the end of its term by us upon 120 days' notice if there is a change of control of the Manager, or by the Manager upon 120 days' notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by the Manager upon 120 days' notice if:

• the other party breaches the agreement;

• a receiver is appointed for all or substantially all of the property of the other party;

• an order is made to wind up the other party;

• a final judgment or order that materially and adversely affects the other party's ability to perform the management agreement is obtained or entered and not vacated or discharged; or

• the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the management agreement, the management agreement may be terminated prior to the end of its term by us or by the Manager upon 365 days' notice for any reason other than those described above.

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

• the significant increase in insurance premiums which are due to factors such as "acts of God" outside the control of the Manager;

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

In addition, the Manager has no liability for any loss arising in the course of the performance of the commercial and technical management services under the management agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager's intentional personal act or omission and with knowledge that such loss would probably result) the Manager's liability is limited to $3.0 million for each incident or series of related incidents.

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

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120 days' notice if there is a change of control of the Manager or by the Manager upon 120 days' notice if there is a change of control of us or our General Partner. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120 days' notice if:

• the other party breaches the agreement;

• a receiver is appointed for all or substantially all of the property of the other party;

• an order is made to wind up the other party;

• a final judgment or order that materially and adversely affects the other party's ability to perform the management agreement is obtained or entered and not vacated or discharged; or

• the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, the administrative services agreement may be terminated by us or by the Manager upon 365 days' notice for any reason other than those described above.

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

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until January 1, 2025. Total general and administrative expenses for the years ended December 31, 2019, 2018 and 2017, including Navios Containers administrative fees for the period from April 28, 2017 (date of Navios Containers' inception) to August 29, 2017, amounted to $10.4 million, $9.3 million and $8.9 million, respectively.

Management Fees

Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, provided commercial and technical management services to Navios Partners' vessels for a daily fee of: (a) $4,500 daily rate per owned Ultra-Handymax vessel; (b) $4,400 daily rate per owned Panamax vessel; and (c) $5,500 daily rate per owned Capesize vessel until November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The management fees, including drydocking expenses were: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses were: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4,450 daily per Panamax Vessel; (b) $4,350 daily per Ultra-Handymax Vessel; (c) $5,410 daily per Capesize Vessel; (d) 6,100 daily per Panamax and Sub-Panamax Containership and (e) $6,900 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the Liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6,100 daily per SubPanamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

Total management fees for the years ended December 31, 2019, 2018 and 2017, including Navios Containers management fees for the period from April 28, 2017 (date of Navios Containers' inception) to August 29, 2017, amounted to $68.2 million, $68.9 million and $67.3 million, respectively.

Other

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the "Navios Holdings Guarantee") by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of December 31, 2019, the outstanding claim receivable amounted to $10.0 million and is repayable in two installments, one of $5.0 million by July 1, 2020 and one of $5.0 million by January 1, 2021. The guarantee claim receivable presented under the captions "Amounts due from related parties-short term" and "Amounts due from related parties-long term" in the consolidated Balance Sheets.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings

On August 31, 2016, Hanjin Shipping Co. ("Hanjin") filed for rehabilitation. Navios Partners had two Capesize vessels chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September 2016, both vessels were redelivered to Navios Partners' commercial management and were rechartered to third parties. Navios has filed claims to the Seoul Central District Court for the lost revenues in accordance with the rehabilitation process. Rehabilitation proceedings were cancelled on February 2, 2017 and Hanjin entered into liquidation on February 17, 2017. Navios Partners' claims were registered in the rehabilitation proceedings on October 24, 2016 and will be assessed during the bankruptcy proceedings. There is no notable change in the status of Hanjin's bankruptcy proceedings since our last report of 2018. These claims are currently being assessed by the court.

We are not involved in any other legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that we believe would have a material adverse effect on our business, financial position, results of operations and liquidity.

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

Cash Distribution Policy

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Beginning with the quarter ending December 31, 2015, our board of directors elected to suspend distributions on our common units in order to preserve cash and improve our liquidity. In March 2018, the Company's board announced a new distribution policy under which it intends to declare quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

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

• Our distribution policy is affected by restrictions on distributions under our credit facilities or other debt instruments. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

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

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company's board of directors determined to suspend payment of the Company's quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company's board of directors announced a new distribution policy under which it intends to declare quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. The Company announced the first quarterly distribution of $0.30 per unit for the first quarter of 2018, which was paid on May 14, 2018 to all unitholders of record as of May 10, 2018. The aggregate amount of the declared distribution was $3.4 million.

In July 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2018 of $0.30 per unit. The distribution was paid on August 10, 2018 to all unitholders of common and general partner units of record as of August 7, 2018. The aggregate amount of the declared distribution was $3.4 million.

In October 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2018 of $0.30 per unit. The distribution was paid on November 14, 2018 to all unitholders of common and general partner units of record as of November 7, 2018. The aggregate amount of the declared distribution was $3.4 million.

In January 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2018 of $0.30 per unit. The distribution was paid on February 14, 2019 to all unitholders of common and general partner units of record as of February 11, 2019. The aggregate amount of the declared distribution was $3.5 million.

In April 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2019 of $0.30 per unit. The distribution was paid on May 14, 2019 to all unitholders of common and general partner units of record as of May 10, 2019. The aggregate amount of the declared distribution was $3.4 million.

In July 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2019 of $0.30 per unit. The distribution was paid on August 9, 2019 to all unitholders of common and general partner units of record as of August 6, 2019. The aggregate amount of the declared distribution was $3.4 million.

In October 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2019 of $0.30 per unit. The distribution was payable on November 14, 2019 to all unitholders of common and general partner units of record as of November 7, 2019. The aggregate amount of the declared distribution was $3.4 million.

In January 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2019 of $0.30 per unit. The distribution was payable on February 13, 2020 to all unitholders of common and general partner units of record as of February 11, 2020. The aggregate amount of the declared distribution was $3.4 million.

During the years ended December 31, 2019, 2018 and 2017 the aggregate amount of cash distribution paid was $13.6 million, $10.3 million and $0, respectively.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C. currently holds the incentive distribution rights, but may transfer these rights, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of Navios GP L.L.C.'s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2019. The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	2%
First Target Distribution	up to $6.0375	98%	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	15%
Third Target Distribution	above $6.5625 up to $7.875	75%	25%
Thereafter	above $7.875	50%	50%

In August 2019, Navios Holdings sold the general partnership interests in the Company to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company's Chairman and Chief Executive Officer. The incentive distribution rights remained with Navios GP L.L.C.

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9. The Offer and Listing

Our common units are traded on the New York Stock Exchange (or "NYSE") under the symbol "NMM".

On March 13, 2019, we were notified by the NYSE that we are no longer in compliance with the NYSE's continued listing standards because the average closing price of our common stock over a consecutive 30 trading-day period was less than $1.00 per unit. We responded to the NYSE confirming our intent to cure this deficiency within the prescribed timeframe set out in the NYSE's Listed Company Manual. Following a 1-for-15 reverse stock split of the issued and outstanding common units and general partners units, effective on May 21, 2019, we cured this deficiency within the prescribed timeframe set out in the NYSE's Listed Company Manual.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on November 14, 2007: "The Partnership Agreement," "Description of the Common Units - The Units", "Conflicts of Interest and Fiduciary Duties", "How we make Cash Distributions" and "Our Cash Distribution Policy and Restrictions on Distributions."

On June 10, 2009, we executed the Second Amended and Restated Agreement of Limited Partnership of Navios Partners. The Second Amended and Restated Agreement of Limited Partnership designated a new series of subordinated units as Subordinated Series A Units (the "Series A Units").

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19. Please read "Item 5. Operating and Financial Review and Prospects - Trends and Factors Affecting Our Future Results of Operations - Liquidity and Capital Resources - credit facilities" for a summary of certain contract terms.

• Facility Agreement for a $35.0 million term loan facility, dated May 27, 2011, among Navios Partners, Commerzbank AG and DVB Bank SE. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

• Supplemental Agreement, dated December 4, 2012, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

• Supplemental Agreement, dated March 27, 2013, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012 to revise the lender majority vote requirement and expand the definition of Security Value. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

• Supplemental Agreement, dated December 24, 2015, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

• Supplemental Agreement, dated March 22, 2016, among Navios Partners, Commerzbank AG and DVB Bank SE relating to the $290.45 million term loan facility, dated July 31, 2012. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

• Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

• Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

• Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement, dated June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc., as co-borrowers, JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, Morgan Stanley Senior Funding, Inc., as administrative agent and the other lenders party thereto, for $250.0 million term loan facility. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

• Facility Agreement for $164.0 million term loan facility, dated April 16, 2015, among Navios Partners and HSH Nordbank AG. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

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

• Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Acquisition Omnibus Agreement, dated as of May 28, 2010, among Navios Partners, Navios Acquisition and Navios Holdings. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Navios Midstream Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Maritime Midstream Partners L.P., Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., Navios Maritime Acquisition Corporation and Navios Partners. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Omnibus Agreement, effective as of June 7, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc.

• Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 4 to Management Agreement dated August 29, 2014, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 5 to Management Agreement dated February 10, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 6 to Management Agreement dated May 4, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 8, to Management Agreement dated November 14, 2017,  between Navios Partners  and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 9 to Management Agreement dated August 28, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 10 to Management Agreement dated December 13, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners and Navios ShipManagement. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners and Navios ShipManagement. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms

• Registration Rights Agreement dated April 30, 2008. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners. Please read "Item 7. Major Unitholders and Related Party Transactions" for a summary of certain contract terms.

• Continuous Offering Program Sales Agreement, dated November 18, 2016, between Navios Partners and S. Goldman Capital LLC. Please read "Item 5. Operating and Financial Review and Prospects" for a summary of certain contract terms.

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

  Facility Agreement, dated April 5, 2019, by and among Joy Shipping Corporation, Avery Shipping Corporation,  DNB Bank ASA and the Bank and Insitutions listed therein..

  Facility Agreement, dated July 4, 2019, by and among Chilali Corp., Surf Maritime Co., Pandora Marine Inc., Micaela Shipping Corporation and Credit Agricole Corporate Investment Bank

  Facility Agreement, dated September 26, 2019, by and among Alegria shipping corporation, Andromeda shiptrade limited, Aurora shipping enterprises ltd., Beryl shipping corporation, Cheryl shipping corporation, Christal shipping corporation, Hyperion enterprises inc., kymata shipping co., Orbiter shipping corp., Pearl shipping corporation, Rubina shipping corporation, Seymour trading limited Topaz shipping corporation, Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee, and the banks and financial institutions listed therein

  Facility Agreement, dated December 12, 2019, by and among Oceanus Shipping Corporation, Cronus Shipping Corporation, Leto Shipping Corporation, Dionysus Shipping Corporation, Prometheus Shipping Corporation,  and ABN Amro Bank N.V. as agent and security trustee, and the Banks and Institutions listed therein.

  Form of Amended and restated Facility Agreement, dated December 16, 2019, by and amond Camelia Shipping Inc, Amaryllis Shipping Inc, Azalea Shipping Inc, Anthos Shipping Inc, and Dory Funding DAC as agent and security agent, and the financial institutions listed therein..

  Deed of Accession, Amendment, Release and Restatement, dated April 9, 2019, relating to the Loan Agreement, dated June 26, 2017, by and among Casual Shipholding Co., Wave Shipping Corp. and Ammos Shipping Corp., Navios Maritime Partners L.P., Navios Maritime Operating L.L.C., Navios ShipManagement Inc., and BNP Paribas and BNP Paribas (Suisse) SA.

  Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., being subsidiaries of Itochu Corporation, and Perigiali Navigation Limited, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Beaufiks.

  Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A., being subsidiaries of Itochu Corporation, and Casual Shipholding Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sol.

  Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., being subsidiaries of MC Shipping Ltd., and Sagittarius Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sagittarius.

  Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc., being a subsidiary of Itochu Corporation, and Finian Navigation Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Ace.

  Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A., being a subsidiary of Itochu Corporation, and Fantastiks Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Fantastiks.

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

This discussion is based upon provisions of the Internal Revenue Code (the "Code"), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this filing and all of which are subject to change or differing interpretations by the Internal Revenue Service ("IRS") or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to Navios Maritime Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as "capital assets" (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to beneficial owners that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar or (iv) beneficial owners of common units that own 2.0% or more (by vote or value) of our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

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

As used herein, the term "U.S. Holder" means a beneficial owner of our common units that:

• is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

• a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

• an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

• a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more "United States persons" (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a "United States person."

Distributions

Subject to the discussion below of the rules applicable to a passive foreign investment company (a "PFIC"), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its common units on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to the common units will be treated as foreign source income and generally will be treated as "passive category income" for U.S. foreign tax credit purposes.

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a "non-corporate U.S. Holder") generally will be treated as "qualified dividend income" that is taxable to such non-corporate U.S. Holder at preferential capital gain tax rates, provided that: (i) subject to the possibility that our common units may be delisted by a qualifying exchange, our common units are traded on an "established securities market" in the United States (such as the NYSE where our common units are traded) and are "readily tradeable" on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See "Medicare Tax" below.

Special rules may apply to any amounts received in respect of our common units that are treated as "extraordinary dividends." In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder's adjusted tax basis (or fair market value upon the U.S. Holder's election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder's adjusted tax basis (or fair market value) in a common unit. If we pay an "extraordinary dividend" on our common units that is treated as "qualified dividend income," then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in the common units generally will be the U.S. Holder's purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed under "Distributions" above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition.

A corporate U.S. Holder's capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common units, such U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See "Medicare Tax" below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss indefinitely.

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

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute "passive income" unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules. Furthermore, the U.S. Department of Treasury issued proposed regulations in July 2019 that impact these tests, and the proposed regulations may be finalized in 2020.

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

Our counsel's opinion is based principally on their conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

Our counsel has advised us that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS's AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which we refer to as a "QEF election." As an alternative to making a QEF election, the U.S. Holder may be able to make a "mark-to-market" election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be required to file IRS Form 8621 with the U.S. Holder's U.S. federal income tax return for each year to report the U.S. Holder's ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an "Electing Holder"), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder's taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to "qualified dividend income." The Electing Holder's adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under "Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election." However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder's holding period for our common units in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder's QEF election with respect to us would not be effective with respect to the U.S. Holder's deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder's U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us and the relevant subsidiaries. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

If we were to be treated as a PFIC for any taxable year and, subject to the possibility that our common units may be delisted by a qualifying exchange, our common units were treated as "marketable stock," then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder's common units at the end of the taxable year over the holder's adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in the U.S. Holder's common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common units owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common units are no longer treated as "marketable stock" or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a "mark-to-market" election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under "Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election." Additionally, to the extent that any of our subsidiaries is a PFIC, a "mark-to-market" election with respect to our common units would not apply to the U.S. Holder's deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely "mark-to-market" election for that year (i.e., the taxable year in which the U.S. Holder's holding period commences), whom we refer to as a "Non-Electing Holder," would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution ( i.e. , the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

• the excess distribution and any gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common units;

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

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder's successor generally would not receive a step-up in tax basis with respect to such common units. Additionally, to the extent that any of our subsidiaries is a PFIC, the foregoing consequences would apply to the U.S. Holder's deemed receipt of any excess distribution on, or gain deemed realized on the disposition of, the stock of such subsidiary deemed owned by the U.S. Holder.

Controlled Foreign Corporation

Although we believe that Navios Partners was not a controlled foreign corporation (a "CFC") as of December 31, 2019, or at any time during 2019, tax rules recently enacted by the Tax Cuts and Jobs Act, including the imposition of so-called "downward attribution" for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future. Currently, Navios Holdings owns 18.8% of our common units indirectly through Alpha Merit Corporation. Olympos Maritime Ltd., holds the general partner interest of 2.1%. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of these equity interests for purposes of determining whether we are a CFC. If, in the future, U.S. Holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10% or more of our equity (by vote or value) would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly or constructively, we should become a CFC.

The U.S. federal income tax consequences of U.S. holders who at all times own less than 10% of our equity, directly, indirectly, and constructively, should not be affected were we to become a CFC. However, were we to become a CFC, any U.S. Holder who owns 10% or more of our equity (by vote or value), directly, indirectly, or constructively (but not through downward attribution), should be subject to U.S. federal income tax on its pro rata share of our so-called "subpart F" income and should be subject to U.S. federal income tax reporting requirements. Income from our time chartering activities could constitute subpart F income if it were derived from passive rental activities. But, Thompson Hine's opinion that the income we earn from our time chartering activities should not be treated as passive income is based principally on their conclusion that such income should constitute services income, rather than rental income (see U.S. Federal Income Taxation of U.S. Holders - PFIC Status and Significant Tax Consequences). So, we believe that the income we earn from our time chartering activities should not be treated as subpart F income and thus no such U.S. Holder should be subject to U.S. federal income tax on such income, regardless of whether IRS's position that the Section 883 exemption does not apply to subpart F income is correct. If, contrary, to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption (see Taxation of the Partnership - The Section 883 Exemption). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax. Any U.S. Holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly, or constructively, of the equity of Navios Partners should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Partners being treated as a CFC.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder's "net investment income" for a taxable year and (ii) the excess of the U.S. Holder's modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, "net investment income" will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a "Non-U.S. Holder".

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder's U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

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

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold "specified foreign financial assets," including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. "financial institution" (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

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

EACH UNITHOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER'S PARTICULAR CIRCUMSTANCES.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-300 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses, thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2019, the value of the U.S. dollar as compared to the Euro increased by approximately 2.0% compared with the respective value as of December 31, 2018.

Interest Rate Risk

Bank borrowings under our credit facilities bear interest at a rate based on a premium over U.S. LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2019, 2018 and 2017, we paid interest on our outstanding debt at a weighted average interest rate of 6.7%, 6.8% and 5.8%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2019, 2018 and 2017 by $4.4 million, $5.2 million and $4.8 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2019, HMM, Swissmarine Asia Pte LTD and Cargill International SA, represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the "Navios Holdings Guarantee") by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of December 31, 2019, the outstanding claim receivable amounted to $10.0 million and is repayable in two installments, $5.0 million to be paid by July 1, 2020 and $5.0 million to be paid by January 1, 2021. The guarantee claim receivable is presented under the captions "Amounts due from related parties-short term" and "Amounts due from related parties-long term" in the consolidated Balance Sheets.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2019.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

B. Management's annual report on internal control over financial reporting

The management of Navios Partners is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Partners' internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States ("GAAP").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Partners' management assessed the effectiveness of Navios Partners' internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2019, Navios Partners' internal control over financial reporting is effective based on those criteria.

Navios Partners' independent registered public accounting firm has issued an attestation report on Navios Partners' internal control over financial reporting.

C. Attestation report of the registered public accounting firm

Navios Partners' independent registered public accounting firm has issued an audit report on Navios Partners' internal control over financial reporting. This report appears on Page F-2 of the consolidated financial statements.

D. Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, Navios Partners' internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

Navios Partners' Audit Committee consists of three independent directors, Orthodoxia Zisimatou, Serafeim Kriempardis and Alexander Kalafatides. The Board of Directors has determined that Serafeim Kriempardis qualifies as "an audit committee financial expert" as defined in the instructions of Item 16A of Form 20-F. Mr. Kriempardis is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners' website at www.navios-mlp.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2019 and 2018 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2019 and 2018 were $0.2 million and $0.2 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2019 and 2018.

Tax Fees

There were no tax fees billed in 2019 and 2018.

Other Fees

There were no other fees billed in 2019 and 2018.

Audit Committee

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors' independence from Navios Partners. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2019.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company's common units over a two year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners' management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in Navios Partners' discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Partners' credit facilities. As of March 30, 2020, Navios Partners has repurchased and cancelled 312,952 common units, for a total cost of approximately $4.5 million.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
February 1, 2019 through February 28, 2019	72,808	$14.74	72,808	$23,926,742.90
March 1, 2019 through March 31, 2019	169,651	$13.84	242,459	$21,578,179.71
April 1, 2019, through April 30, 2019	70,493	$13.84	312,952	$20,602,305.77
Total:	312,952		312,952

Item 16F. Change in Registrant's Certifying Accountant

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

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(43)

1.3	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(28)

1.4	Certificate of Formation of Navios GP L.L.C.(1)

1.5	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.6	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.7	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.8	Limited Liability Company Agreement of Navios Operating L.L.C.(1)

4.1	Omnibus Agreement, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P.(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Maritime Holdings Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(2)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(3)

4.11	Registration Rights Agreement (3)

4.12	Supplemental Agreement, dated June 15, 2008, to the Facility Agreement(4)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(6)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(6)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.18	Supplemental Agreement, dated January 11, 2010, to the Facility Agreement(8)

4.19	Supplemental Agreement, dated March 30, 2010, to the Facility Agreement(9)

4.20	Supplemental Agreement, dated June 1, 2010, to the Facility Agreement(10)

4.21	Supplemental Agreement, dated December 13, 2010, to the Facility Agreement(11)

4.22	Supplemental Agreement, dated May 31, 2011, to the Facility Agreement(12)

4.23	Supplemental Agreement, dated September 30, 2011, to the Facility Agreement(13)

4.24	Supplemental Agreement, dated March 30, 2012, to the Facility Agreement(15)

4.25	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011(12)

4.26	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(16)

4.27	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(17)

4.28	Supplemental Agreement, dated March 27, 2013, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(18)

4.29	Supplemental Agreement, dated April 17, 2014, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(22)

4.30	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012(16)

4.31	Credit Agreement for $250.0 million term loan facility, dated June 27, 2013(19)

4.32	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.33	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013(20)

4.34	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(23)

4.35	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(14)

4.36	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(14)

4.37	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(20)

4.38	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(24)

4.39	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(26)

4.40	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(29)

4.42	Facility Agreement for $164.0 million term loan facility, dated April 16, 2015(29)

4.43	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $164.0 million term loan facility(32)

4.44	Supplemental Agreement, dated April 8, 2015, to Facility Agreement for $56.0 million term loan facility, dated September 22, 2014(29)

4.45	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $56.0 million term loan facility(32)

4.46	Supplemental Agreement, dated March 22, 2016, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012(32)

4.47	Credit Agreement for $60.0 million term loan facility, dated May 29, 2015(30)

4.48	Acquisition Omnibus Agreement(21)

4.49	Navios Midstream Omnibus Agreement(27)

4.50	Registration Rights Agreement, dated February 4, 2015(25)

4.51	Continuous Offering Program Sales Agreement, dated November 18, 2016(36)

4.52	Form of Indenture (37)

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

4.60

Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.(42)

4.61

Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited, Coasters Ventures Ltd., the Banks and Financial Institutions listed in Schedule 1 therein, NIBC Bank N.V., and NIBC Bank N.V. (43)

4.62

Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., Customized Development S.A., Navios Maritime Partners L.P., DVB Bank SE. (43)

4.63	Amendment No. 9 dated August 28, 2019, to the Management Agreement, dated November 16, 2007 between Navios Maritime Partners L.P. and Navios ShipManagement Inc (44).

4.64	Facility Agreement, dated April 5, 2019, by and among Joy Shipping Corporation, Avery Shipping Corporation and DNB Bank ASA(45).

4.65	Facility Agreement, dated July 04, 2019, by and among Chilali Corp., Surf Maritime Co., Pandora Marine Inc., Micaela Shipping Corporation and Credit Agricole Corporate Investment Bank(46).

4.66

Facility Agreement, dated September 26, 2019, by and among Alegria Shipping Corporation, Andromeda Shiptrade Limited, Aurora Shipping Enterprises ltd., Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Hyperion Enterprises Inc., kymata Shipping Co., Orbiter Shipping Corp., Pearl Shipping Corporation, Rubina Shipping Corporation, Seymour Trading Limited, Topaz Shipping Corporation, Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee and the Banks and Institutions listed therein(47).

4.67

Facility Agreement, dated December 12, 2019, by and among Oceanus Shipping Corporation, Cronus Shipping Corporation, Leto Shipping Corporation, Dionysus Shipping Corporation, Prometheus Shipping Corporation,  and ABN Amro Bank N.V. as agent and security trustee and the Banks and Institutions listed therein(48).

4.68

Form of Amended and Restated Facility Agreement, dated December 16, 2019, by Camelia Shipping Inc, Amaryllis Shipping Inc, Azalea Shipping Inc, Anthos Shipping Inc, and Dory Funding DAC as agent and security trustee and the Banks and Institutions listed therein(48).

4.69

Deed of Accession, Amendment, Release and Restatement, dated April 9, 2019, relating to the Loan Agreement, dated June 26, 2017, by and among Casual Shipholding Co., Wave Shipping Corp. and Ammos Shipping Corp., Navios Maritime Partners L.P., Navios Maritime Operating L.L.C., Navios ShipManagement Inc., and BNP Paribas and BNP Paribas (Suisse) SA(45).

4.70

Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., being subsidiaries of Itochu Corporation, and Perigiali Navigation Limited, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Beaufiks(49).

4.71

Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A., being subsidiaries of Itochu Corporation, and Casual Shipholding Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sol(49).

4.72

Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., being subsidiaries of MC Shipping Ltd., and Sagittarius Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sagittarius(49).

4.73

Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc., being a subsidiary of Itochu Corporation, and Finian Navigation Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Ace(49).

4.74

Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A., being a subsidiary of Itochu Corporation, and Fantastiks Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Fantastiks(49).

4.75	Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(44).

4.76	Amendment No. 10, dated December 13, 2019, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P and Navios ShipManagement Inc.*

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer*

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A*

15.3	Consolidated Financial Statements of Navios Maritime Containers LP for the years ended December 31, 2019 and December 31, 2018 and the period April 28, 2017 (date of inception) to December 31, 2017*

101

The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Income for each of the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Partners' Capital for each of the years ended December 31, 2019, 2018 and 2017; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1) Previously filed as an exhibit to the Company's Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.

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
(21) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2012 filed on March 15, 2013 and hereby incorporated by reference.
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
(28) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 13, 2015 and hereby incorporated by reference.
(29) Previously filed as an exhibit to a Report on Form 6-K filed on May 5, 2015 and hereby incorporated by reference.
(30) Previously filed as an exhibit to a Report on Form 6-K filed on August 3, 2015 and hereby incorporated by reference.
(31) Previously filed as an exhibit to a Report on Form 6-K filed on November 12, 2015 and hereby incorporated by reference.
(32) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 filed on March 23, 2016 and hereby incorporated by reference.
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
(43) Previously filed as an exhibit to a the Company's Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 9, 2019 and hereby incorporated by reference.
(44) Previously filed as an exhibit to a Report on Form 6-K filed on September 11, 2019 and hereby incorporated by reference.
(45) Previously filed as an exhibit to a Report on Form 6-K filed on April 11, 2019 and hereby incorporated by reference.
(46) Previously filed as an exhibit to a Report on Form 6-K filed on August 8, 2019 and hereby incorporated by reference.
(47) Previously filed as an exhibit to a Report on Form 6-K filed on November 25, 2019 and hereby incorporated by reference.
(48) Previously filed as an exhibit to a Report on Form 6-K filed on January 13, 2020 and hereby incorporated by reference.
(49) Previously filed as an exhibit to a Report on Form 6-K filed on November 29, 2019 and hereby incorporated by reference.

* Filed herewith.

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors of Navios Maritime Partners L.P.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Partners L.P. and its subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control over Financial Reporting" appearing under Item 15 (b). Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 1, 2020

We have served as the Company's auditor since 2007.

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	4	$23,354	$58,590
Restricted cash	4	7,048	2,865
Accounts receivable, net	5	11,291	14,436
Amounts due from related parties	18	19,108	28,562
Prepaid expenses and other current assets	6	10,463	1,895
Notes receivable	19	4,726	4,764

Total current assets		75,990	111,112

Vessels, net	7	1,062,258	1,043,250
Other long-term assets	16	8,165	5,632
Deferred dry dock and special survey costs, net		26,469	10,820
Investment in affiliates	20	25,725	66,296
Loans receivable from affiliates	18	16,192	27,657
Intangible assets	8	3,166	4,332
Amounts due from related parties	18	13,757	28,880
Notes receivable, net of current portion	19	7,554	11,629
Note receivable from affiliates	18	-	4,525
Operating lease assets	23	14,241	-

Total non-current assets		1,177,527	1,203,021

Total assets		$1,253,517	$1,314,133

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable	9	$8,473	$4,839
Accrued expenses	10	5,987	5,434
Deferred revenue	19	4,497	15,256
Operating lease liabilities, current portion	23	1,047	-
Current portion of financial liabilities, net	11	5,814	1,699
Current portion of long-term debt, net	11	53,966	25,105

Total current liabilities		79,784	52,333

Operating lease liabilities, net	23	13,154	-
Long-term financial liabilities, net	11	82,794	22,121
Long-term debt, net	11	346,454	458,560
Deferred revenue	19	3,312	4,366

Total non-current liabilities		445,714	485,047

Total liabilities		$525,498	$537,380

Commitments and contingencies	16	-	-
Partners' capital:
Common Unitholders (10,987,679 and 11,270,283 units issued and outstanding at December 31, 2019 and December 31, 2018, respectively)	13	723,720	800,374
General Partner (230,524 and 230,006 units issued and outstanding at December 31, 2019 and December 31, 2018, respectively)	13	4,299	5,802
Notes receivable	18	-	(29,423)

Total partners' capital		728,019	776,753

Total liabilities and partners' capital		$1,253,517	$1,314,133

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Time charter and voyage revenues	14,18,19	$219,379	$231,361	$211,652
Time charter and voyage expenses	2	(12,331)	(10,024)	(4,158)
Direct vessel expenses	2	(6,985)	(6,180)	(7,172)
Management fees (entirely through related parties transactions)	18	(68,188)	(68,871)	(67,310)
General and administrative expenses	18	(20,984)	(18,458)	(17,163)
Depreciation and amortization	7,8	(53,255)	(58,334)	(72,760)
Vessel impairment losses	7	(36,680)	(44,344)	(32,677)
Interest expense and finance cost, net	11	(45,254)	(42,766)	(38,225)
Interest income	18,20	6,172	4,408	3,277
Gain on change in control	3	-	-	4,068
Other income	22	1,053	1,554	9,884
Other expense	22	(4,990)	(5,384)	(5,133)
Equity in net earnings of affiliated companies	20	(40,071)	3,957	866

Net loss		$(62,134)	$(13,081)	$(14,851)
Less: Net income attributable to the noncontrolling interest		-	-	(239)

Net loss attributable to Navios Partners unitholders		$(62,134)	$(13,081)	$(15,090)

Loss per unit (see note 21):

		Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Loss per unit:
Common unit (basic and diluted)		$(5.62)	$(1.18)	$(1.67)

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
OPERATING ACTIVITIES:
Net loss		$(62,134)	$(13,081)	$(14,851)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,8	53,255	58,334	72,760
Vessel impairment losses	7	36,680	44,344	32,677
Navios Containers impairment loss	20	42,603	-	-
Non cash accrued interest income and amortization of deferred revenue	19	(12,638)	(12,522)	(12,512)
Non cash accrued interest income from receivable from affiliates	18	(279)	(272)	(204)
Amortization of operating lease right-of-use asset		378	-	-
Amortization and write-off of deferred financing cost and discount		10,916	7,258	9,744
Amortization of deferred dry dock and special survey costs		6,916	6,180	6,725
Equity in net earnings of affiliated companies	20	(2,532)	(3,957)	(866)
Equity compensation expense	13	2,018	2,450	1,904
Allowance for doubtful accounts	5	-	-	1,495
Loss on vessel disposal	7,22	-	53	1,260
Gain on change in control	3	-	-	(4,068)
Changes in operating assets and liabilities:
Net decrease/ (increase) in accounts receivable	5	4,649	(315)	(6,071)
Net increase in prepaid expenses and other current assets	6	(6,262)	(952)	(40)
Net increase in accounts payable	9	2,505	1,121	1,630
(Decrease)/ increase in accrued expenses	10	(75)	(3,776)	6,642
Decrease in amounts due to related parties	18	-	-	(11,105)
Increase/ (decrease) in deferred revenue		213	113	(2,200)
Net increase/ (decrease) in amounts due from related parties	18	17,528	(12,332)	(26,131)
Payments for dry dock and special survey costs		(22,928)	(4,327)	(3,290)
Operating lease liabilities short and long-term		(418)	-	-

Net cash provided by operating activities		70,395	68,319	53,499
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	7	5,978	76,264	113,818
Deposits for vessels acquisitions		-	-	(9)
Acquisition/ additions of vessels and favorable lease terms, net of cash acquired	7	(21,166)	(115,902)	(158,241)
Change to acquisition of Navios Containers assets and favorable lease terms, net of cash		-	-	(115,884)
Navios Containers repayment of seller's credit		-	-	14,000
Change in control of Navios Containers, including disposed cash		-	-	(19,757)
Deposit for option to acquire vessel	16	(2,533)	(2,853)	(2,770)
Investment in affiliates	20	-	(14,460)	(10,000)
Repayments of notes receivable	19	4,687	4,688	4,687
Loans receivable from affiliates	18	(4,000)	(15,625)	(9,005)
Note receivable from affiliates	18	-	-	(4,050)

Net cash used in investing activities		(17,034)	(67,888)	(187,211)
FINANCING ACTIVITIES:
Cash distributions paid	21	(13,550)	(10,261)	-
Net proceeds from issuance of general partner units	13	8	805	2,638
Proceeds from issuance of common units, net of offering costs	13	-	33,373	98,774
Proceeds from noncontrolling interest		-	-	17,324
Common units issuance cost for Navios Europe I loans	13	-	-	(726)
Proceeds from long-term debt and financial liability, net	11	386,530	83,300	514,703
Repayment of long-term debt and financial liability	11	(448,215)	(74,881)	(546,465)

Deferred financing cost		(4,688)	(1,245)	(7,802)
Share Buyback program	13	(4,499)	-	-
Proceeds from long-term borrowing of Navios Containers, net of financing cost		-	-	60,111
Net cash (used in)/ provided by financing activities		(84,414)	31,091	138,557

(Decrease)/ increase in cash, cash equivalents and restricted cash		(31,053)	31,522	4,845
Cash, cash equivalents and restricted cash, beginning of period		61,455	29,933	25,088

Cash, cash equivalents and restricted cash, end of period		$30,402	$61,455	$29,933

See notes to the consolidated financial statements

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Supplemental disclosures of cash flow information
Cash interest paid	$32,869	$35,244	$26,630
Non cash financing activities
Equity compensation expense	$2,018	$2,450	$1,904
Issuance of common units for transfer of Navios Europe I loans	$-	$-	$28,697
Receivable from affiliates	$-	$-	$(29,423)
Accrued deferred financing costs	$-	$410	$-
Debt assumed for the acquisition of four drybulk vessels	$(37,000)	$-	$-
Non cash investing activities
Notes receivable	$-	$-	$(7,540)
Other than temporary impairment on dividend in kind	$-	$560	$-
Distribution of Navios Containers' shares	$-	$4,243	$-
Accrued interest on loan receivable from affiliates	$281	$327	$278
Loans receivable from affiliates	$(15,205)	$-	$-
Acquisition of vessels	$96,461	$-	$-

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

		Limited Partners
		General Partner	Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Total Navios Partners' Capital	Noncontrolling interest	Total Partners' Capital
Balance, December 31, 2016	113,366	$3,128	5,554,927	$677,081	$-	$680,209	$-	$680,209

Formation of Navios Containers	-	-	-	-	-	-	17,323	17,323
Issuance of restricted common units (see Note 13)	-	-	136,000	1,904	-	1,904	-	1,904
Proceeds from public offering and issuance of common units, net of offering costs (see Note 13)	-	-	3,266,363	98,175	-	98,175	-	98,175
Net proceeds from issuance of general partner units (see Note 13)	87,228	2,626	-	-	-	2,626	-	2,626
Issuance of common units for transfer of Navios Europe I Loans (see Notes 13 & 18)	-	-	871,795	28,697	(29,423)	(726)	-	(726)
Issuance of restricted common units for acquisition of vessels from Rickmers Trust (see Note 13)	492	12	24,096	600	-	612	-	612
Navios Containers' deconsolidation (see Note 3)	-	-	-	-	-	-	(17,562)	(17,562)
Net loss	-	(302)	-	(14,788)	-	(15,090)	239	(14,851)
Balance, December 31, 2017	201,086	$5,464	9,853,181	$791,669	$(29,423)	$767,710	$-	$767,710

Cash distribution paid ($0.9 per unit-see Note 21)	-	(205)	-	(10,056)	-	(10,261)	-	(10,261)
Proceeds from public offering and issuance of common units, net of offering costs (see Note 13)	-	-	1,228,133	33,373	-	33,373	-	33,373
Net proceeds from issuance of general partner units (see Note 13)	25,064	714	-	-	-	714	-	714
Issuance of restricted common units (see Note 13)	3,856	91	188,970	1,620	-	1,711	-	1,711
Stock based compensation (see Note 13)	-	-	-	830	-	830	-	830
Distribution of Navios Containers' shares ($4.96 per unit - see Note 20)	-	-	-	(4,243)	-	(4,243)	-	(4,243)
Net loss	-	(262)	-	(12,819)	-	(13,081)	-	(13,081)
Balance, December 31, 2018	230,006	$5,802	11,270,284	$800,374	$(29,423)	$776,753	$-	$776,753

Cash distribution paid ($1.2 per unit-see Note 21)	-	(276)	-	(13,274)	-	(13,550)	-	(13,550)
Acquisition of treasury stock (see Note 13)	-	-	(312,952)	(4,499)	-	(4,499)	-	(4,499)
Issuance of restricted common units (see Note 13)	518	8	29,396	191	-	199	-	199
Stock based compensation (see Note 13)	-	-	-	1,827	-	1,827	-	1,827
Issuance of capital surplus	-	-	1,058	-	-	-		-
Cancellation of units	-	-	(107)	-	-	-	-	-
Settlemement of Note Receivable following Navios Europe I liquidation (see Note 18)	-	-	-	-	29,423	29,423	-	29,423
Net loss	-	(1,235)		(60,899)		(62,134)	-	(62,134)
Balance, December 31, 2019	230,524	$4,299	10,987,679	$723,720	$-	$728,019	$-	$728,019

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 - DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. ("Navios Partners" or the "Company"), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the "General Partner"), a wholly owned subsidiary of Navios Maritime Holdings Inc. ("Navios Holdings"), was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the "Manager"), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering ("IPO") on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the "Management Agreement"), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the "Administrative Services Agreement"), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the "Omnibus Agreement"), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities ("NSM"), affiliated with  our Chairman and Chief Executive Officer.

As of March 30, 2020, there were 10,987,679 outstanding common units and 230,524 general partnership units. Navios Holdings currently owns an 18.8% common unit interest in Navios Partners and Olympos Maritime Ltd holds the general partner interest of 2.1%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company elected to early adopt the requirements of Accounting Standard Update ("ASU") 2016-02, "Leases (Topic 842)" effective from January 1, 2018 using the modified retrospective method and has also elected the use of the practical expedients. The early adoption of this ASU did not have a material effect on the Company's Consolidated Balance Sheets, Consolidated Statements of Operations and opening retained earnings.

Reverse Stock Split:

On April 25, 2019, the Company's unitholders approved a 1-for-15 reverse stock split of the Company's outstanding common and general partner units, which was effected on May 21, 2019. The effect of the reverse stock split was to combine each 15 shares of outstanding units into one new share, with no change in authorized shares or per value per share, and to reduce the number of common units outstanding from approximately 164.7 million units to approximately 11.0 million units. 983 common units were issued in connection with the reverse stock split. All issued and outstanding common units contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

(b) Principles of consolidation: The accompanying consolidated financial statements include Navios Partners' wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, and Liberia from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners' consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities ("VIE") as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

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

The accompanying consolidated financial statements include the following entities:

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2019	2018	2017
Libra Shipping Enterprises Corporation(1)	Navios Libra II	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Felicity Shipping Corporation(2)	Navios Felicity	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Gemini Shipping Corporation(3)	Navios Gemini S	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/21
Galaxy Shipping Corporation(4)	Navios Galaxy I	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Palermo Shipping S.A.(5)	Navios Apollon	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Fantastiks Shipping Corporation(13)	Navios Fantastiks	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Sagittarius Shipping Corporation(13)	Navios Sagittarius	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Perigiali Navigation Limited(4)	Navios Beaufiks	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Finian Navigation Co.	Navios Ace	Marshall Is.	1/01 - 12/31	1/01 - 12/31	6/09 - 12/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 - 12/31	1/01 - 12/31	6/07 - 12/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 - 12/31	1/01 - 12/31	7/10 - 12/31
Casual Shipholding Co.	Navios Sol	Marshall Is.	1/01 - 12/31	1/01 - 12/31	7/17 - 12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 - 12/31	1/01 - 12/31	9/20 - 12/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 - 12/31	1/01 - 12/31	8/11 - 12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 - 12/31	1/01 - 12/31	8/21 - 12/31

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2019	2018	2017
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Fairy Shipping Corporation(6)	YM Utmost	Marshall Is.	-	1/01 - 7/02	1/01 - 12/31
Limestone Shipping Corporation(6)	YM Unity	Marshall Is.	-	1/01 - 7/02	1/01 - 12/31
Dune Shipping Corp.(7)	MSC Cristina	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Citrine Shipping Corporation	-	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Cavalli Navigation Inc.	-	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/06
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 - 12/31	6/07 - 12/31	-
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 - 12/31	5/21 - 12/31	-
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 - 12/31	5/09 - 12/31	-
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 - 12/31	8/31 - 12/31	-
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 - 12/31	8/31 - 12/31	-
Oceanus Shipping Corporation(8)	Castor N	Marshall Is.	12/13 - 12/31	-	-
Cronus Shipping Corporation(8)	Protostar N	Marshall Is.	12/13 - 12/31	-	-
Leto Shipping Corporation(8)	Esperanza N	Marshall Is.	12/13 - 12/31	-	-
Dionysus Shipping Corporation(8)	Harmony N	Marshall Is.	12/13 - 12/31	-	-
Prometheus Shipping Corporation(8)	Solar N	Marshall Is.	12/13 - 12/31	-	-
Camelia Shipping Inc. (9)	Navios Camelia	Marshall Is.	12/16 - 12/31	-	-
Anthos Shipping Inc. (9)	Navios Anthos	Marshall Is.	12/16 - 12/31	-	-
Azalea Shipping Inc. (9)	Navios Azalea	Marshall Is.	12/16 - 12/31	-	-
Amaryllis Shipping Inc. (9)	First I	Marshall Is.	12/16 - 12/31	-	-
Chartered-in vessels
Cavos Navigation Co (10).	Navios Libra	Marshall Is.	1/01 - 12/31	1/01 - 12/31	-
Perivoia Shipmanagement Co(11).	Navios TBN1	Marshall Is.	9/25 - 12/31	-	-
Pleione Management Limited(11)	Navios TBN2	Marshall Is.	9/25 - 12/31	-	-
Other
Prosperity Shipping Corporation	-	Marshall Is.	-	-	-
Aldebaran Shipping Corporation	-	Marshall Is.	-	-	-
JTC Shipping and Trading Ltd.(12)	Holding Company	Malta	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 - 12/31	1/01 - 12/31	1/01 - 12/31

(1) The vessel was sold on December 14, 2018 (see Note 7 - Vessels, net).

(2) The vessel was sold on December 4, 2018 (see Note 7 - Vessels, net).

(3) The vessel was sold on December 21, 2017.

(4) The vessel was sold on April 23, 2019 (see Note 7 - Vessels, net).

(5) The vessel was sold on April 21, 2017.

(6) The vessels were sold on July 2, 2018 (see Note 7 - Vessels, net).

(7) The vessel was sold on January 12, 2017.

(8) The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I (see Note 7 - Vessels, net).

(9)     The vessels were acquired on December 16, 2019 (see Note 7 - Vessels, net).

(10) The vessel was delivered on July 24, 2019 (see Note 23- Leases).

(11) The vessels are expected to be delivered by first half of 2021 (see Note 16 - Commitments and Contigencies).

(12)   Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(13)   Vessels under the sale and leaseback transaction (see Note 23- Leases).

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (ownership interest as of December 31, 2019 was 33.5%); (ii) Navios Europe I and its subsidiaries, through the date of its liquidation on December 13, 2019, with an ownership interest of 5% (see Notes 18 and 20); and (iii) Navios Europe II and its subsidiaries (ownership interest as of December 31, 2019 was 5.0%).

Navios Partners evaluates its investments in Navios Europe I (until its liquidation), Navios Europe II and Navios Containers for other than temporary impairment ("OTTI") on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Europe II and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Europe II and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value (see Note 20).

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

(e) Restricted Cash: Restricted cash, at each of December 31, 2019 and December 31, 2018, included $7,048 and $865, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners' credit facilities.  As of December 31, 2018, restricted cash also included $2,000 as cash collateral to the Term Loan B.

(f) Accounts Receivable, Net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2019 and 2018 was $1,495.

(g) Inventories: Inventories, which are comprised of: (i) bunkers (when applicable) on board of the vessels, valued at cost as determined on the first-in, first-out basis; and (ii) lubricants and stock provisions on board of the vessels as of the balance sheet date, valued at cost as determined on the first-in, first-out basis.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk and containerships based on a scrap value cost of steel times the weight of the ship noted in lightweight ton ("LWT"). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company's vessels, estimates scrap value at a rate of $340 per LWT.

Management estimates the useful life of our vessels to be 25 and 30 years from the drybulk and containership's original construction, respectively. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i) Assets Held For Sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the vessel (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale as of December 31, 2019 and 2018.

(j) Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Partners' management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

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

During the fourth quarter of fiscal year 2019, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners' long-lived assets may exist. These indicators included volatility in the spot market and the related impact of the current drybulk and container sector has on management's expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed. Management's assessment concluded that there were no impairment indicators for the five containerships of Navios Europe I and the four drybulk vessels, which were acquired on December 13, 2019 and December 16, 2019, respectively, due to the proximity of the acquisition date through December 31, 2019. The Company determined the undiscounted projected net operating cash flows for each vessel and compared it to the vessels' carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners' remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, management fees as determined by the Management Agreement in effect until December 2024 and thereafter assuming an increase of 3.0% every second year and utilization rate of 98.6% based on the fleet's historical performance.

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $29,335 for this vessel, being the difference between the fair value and the vessel's carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption "Vessel impairment losses" in the Consolidated Statements of Operations (see Note 7 - Vessels, net).

As of December 31, 2018, our assessment concluded that step two of the impairment analysis was not required for our vessels held and used, as the undiscounted projected net operating cash flows exceeded the carrying value.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $30,304 for this vessel, being the difference between the fair value and the vessel's carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption "Vessel impairment losses" in the Consolidated Statements of Operations (see Note 7 - Vessels, net).

During the years ended December 31, 2019, 2018 and 2017, an impairment loss of $7,345, $44,344 and $2,373, respectively, was also recognized in connection with the committed sales of the Navios Galaxy in April 2019, the YM Unity and the YM Utmost in July 2018, the Navios Felicity and the Navios Libra II in December 2018 and the Navios Gemini S in December 2017, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 - Vessels, net).

The total impairment loss recognized amounted to $36,680, $44,344 and $32,677 for the years ended December 31, 2019, 2018 and 2017, respectively, and was presented under the caption "Vessel impairment losses" in the Consolidated Statements of Operations.

(k) Deferred Drydock and Special Survey Costs: Navios Partners' vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months, depending on the vessels' ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2019, 2018 and 2017, the amortization expense was $6,916, $6,180 and $7,172, respectively.

(l) Deferred Financing Cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying credit facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related facility using the effective interest rate method, and are presented under the caption "Interest expense and finance cost, net". Amortization and write-off of deferred financing costs, including amortization of debt discount, for each of the years ended December 31, 2019, 2018 and 2017 were $10,916, $7,258 and $9,744, respectively.

(m) Intangible Assets and Liabilities: Navios Partners' intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners' financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included under the caption "Depreciation and amortization" in the Consolidated Statements of Operations.

The amortizable value of favorable leases would be considered impaired if its carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2019, 2018 and 2017 there was no impairment of intangible assets.

(n) Foreign Currency Translation: Navios Partners' functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners' wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statements of Operations. The foreign currency gains/(losses) recognized in the accompanying Consolidated Statements of Operations under the caption "Other income" or "Other expense", for each of the years ended December 31, 2019, 2018 and 2017 were $(22), $21, and $(54), respectively.

(o) Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred as of the balance sheet date and the likelihood of loss was probable and the amount of the loss can be reasonably estimated. If Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range.

Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs ("back calls"). Obligations for back calls are accrued annually based on information provided by the P&I clubs.

(p) Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or vessel type. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment. For the period from April 28, 2017 to August 29, 2017, the Company had two reportable segments from which it derived its revenues: Navios Partners Operations and Navios Containers Operations. The reportable segments reflect the internal organization of the Company whereby the Chief Operating Decision Maker ("CODM") reviews the discrete financial information of the Navios Partners' controlled fleet and the Navios Containers' controlled fleet (see Note 14 - Segment information).

(q) Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 "Revenue from Contracts with Customers" using the modified retrospective approach. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, using the modified retrospective method which is consistent with the approach the Company has elected under the new revenue standard, and elected to apply the additional optional transition method along with the following practical expedients: a package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842.

The Company's contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) "Leases". Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company's retained earnings, as at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering of vessels amounted to $204,920, $215,877 and $203,775 for the years ended December 31, 2019, 2018 and 2017, respectively.

Revenue from voyage contracts

The Company's revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer's cargo is discharged as well as defer costs that meet the definition of "costs to fulfill a contract" and relate directly to the contract. During 2017, no freight voyage existed and therefore, there was no impact on the Company's retained earnings as at January 1, 2018. Revenue from voyage contracts amounted to $9,416, $9,660 and nil for the years ended December 31, 2019, 2018 and 2017, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $5,043, $5,817 and $6,057 for the years ended December 31, 2019, 2018 and 2017, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit sharing revenue for the years ended December 31, 2019, 2018 and 2017 amounted to nil, $7 and $1,820, respectively.

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

Deferred Revenue and Cash Received in Advance: Deferred revenue primarily relates to cash received from charterers prior to it being earned and the compensation received for the future reduction in the daily hire rates payable by Hyundai Merchant Marine Co. ("HMM"). These amounts are recognized as revenue over the voyage or charter period.

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

Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydocking and special survey costs of certain vessels of Navios Partners' fleet.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015, February 2016 and November 2017, the Manager, provided commercial and technical management services to Navios Partners' vessels for a daily fee (excluding drydocking expenses, which were reimbursed at cost by Navios Partners) of: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover our vessels' operating expenses, other than certain extraordinary fees and costs.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily per Ultra-Handymax Vessel; (b)$4.45 daily per Panamax Vessel; (c) $5.41 daily per Capesize Vessel; and (d) $6.90 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the Liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6.1 daily per SubPanamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

As of the year ended December 31, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation  under Company's Management Agreement, amounted to $16,447 and $134, respectively, and are presented under "Acquisition of/additions to vessels" in the Consolidated Statements of Cash Flows.

Total management fees for each of the years ended December 31, 2019, 2018 and 2017 amounted to $68,188, $68,871 and $67,310, respectively.

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

In August 2019, Navios Partners extended the duration of its existing administrative services agreement with the Manager until January 1, 2025, which provide for allocable general and administrative costs.

(r) Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: Navios Partners' activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: Navios Partners closely monitors its credit exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners' various vessel employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable and cash and cash equivalents. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2019, HMM, Swissmarine Asia Pte LTD and Cargill International SA, represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. For the year ended December 31, 2017, HMM and Yang Ming accounted for approximately 26.8% and 12.0%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

• comply with applicable law, any of Navios Partners' debt instruments, or other agreements; or

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

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Available Cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners' performance required by US GAAP.

Cash distributions are recorded in the Company's financial statements in the period in which they are declared. Navios Partners paid $13,550, $10,261 and $0 to its unitholders of common and general partner units during the years ended December 31, 2019, 2018 and 2017, respectively.

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners' capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As of December 31, 2019, 2018 and 2017, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $29,039, $26,787 and $14,859, respectively.

(t) Stock-based compensation: In February and December 2019, December 2018 and December 2017, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four, four, four and three years, respectively. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. The effect of compensation expense arising from the restricted common units described above amounted to $2,018, $2,450 and $1,904 as of December 31, 2019, 2018 and 2017, respectively, and was presented under the caption "General and administrative expenses" in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, 231,921 restricted common units were vested, cumulatively.

(u) Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries' incorporation and vessels' registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying Consolidated Statements of Operations.

(v) (Loss)/Earnings Per Unit: Basic (losses)/earnings per unit is computed by dividing net (loss)/income attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the periods presented. Diluted earnings per unit reflect the potential dilution that would occur if securities or other contracts to issue common units were exercised or converted. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units.

(w) Guarantees: An asset for the fair value of a right undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition of the asset, financial statement disclosures of their terms are made.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the "Navios Holdings Guarantee") by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. As of December 31, 2019, the outstanding claim receivable amounted to $10,000 and is repayable in two installments, $5,000 to be paid by July 1, 2020 and $5,000 to be paid by January 1, 2021. The guarantee claim receivable presented under the captions "Amounts due from related parties-short term" and "Amounts due from related parties-long term" in the consolidated Balance Sheets.

(x) Leases: Vessel leases where Navios Partners is regarded as the lessor are classified as either operating leases or sales type/ direct financing leases, based on an assessment of the terms of the lease.

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

In cases of lease agreements where the Company acts as the lessee, the Company recognizes a right-of-use asset and a corresponding lease liability on the consolidated balance sheet. For finance leases, interest expense is determined using the effective interest method and amortization on the right-of-use asset is recognized on a straight line basis over the lease term. For charters classified as operating leases, lease expense is recognized on a straight line basis over the rental periods of such charter agreements, by adding interest expense to the amortization of the right-of-use asset. The expense is included in the caption "Time charter and voyage expenses" in the consolidated statement of Operations.

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

(y) Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(z) Recent Accounting Pronouncements:

In October 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-17, Consolidation (Topic 810): "Targeted Improvements to Related Party Guidance for Variable Interest Entities" ("ASU 2018-17"). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company's consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement". This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company's consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19"Codification Improvements to topic 326, Financial Instruments-Credit Losses". The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 "Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments". In May 2019, FASB issued ASU 2019-05, "Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief". The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In November 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted for interim and annual periods beginning after December 15, 2018. The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU does not have a material impact on the Company's consolidated financial statements.

NOTE 3: ACQUISITION/DECONSOLIDATION

On June 7, 2017, after its special meeting of stockholders, Navios Containers announced the approval of the acquisition of five 4,250 TEU containerships from Navios Partners and the charter-out contracts for an aggregate purchase price of $64,000. Out of the total purchase price an amount of $40,000 was paid from the proceeds of the private placement on June 8, 2017 and the $24,000 balance as a seller's credit by Navios Partners for a period of up to 90 days from the purchase date at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, Navios Containers paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement.

On August 29, 2017, Navios Containers closed its private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the equity. Immediately after the Navios Containers' private placement, Navios Partners' ownership of the outstanding voting stocks of Navios Containers decreased to 39.9% and Navios Partners no longer controls a majority of the voting power of Navios Containers. From that date onwards, Navios Containers has been considered as an affiliate entity of Navios Partners and not as a controlled subsidiary of the Company and the investment in Navios Containers has been accounted for under the equity method due to the Company's significant influence over Navios Containers.

On August 29, 2017, based on the equity method, the Company recorded an investment in Navios Containers of $40,000, which represents the fair value of the common stocks that were held by Navios Partners on such date. The remeasurement of the retained investment in Navios Containers was determined by reference to the share price of Navios Containers in the N-OTC market and had no impact in Company's income statement.

On August 29, 2017, the Company calculated a gain on change in control of $4,068 which is equal to the fair value of the Company's investment in Navios Containers of $30,000 (including the cash paid for retaining a 39.9%) less the Company's 59.7% interest in Navios Containers' net assets of approximately $43,494 on August 29, 2017.

As of December 31, 2019, Navios Partners held 11,592,276 common units (33.5% of the equity), and Navios Holdings held 1,263,276 common units (3.7% of the equity) of Navios Containers.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$23,354	$58,590
Restricted cash	7,048	2,865

Total cash and cash equivalents and restricted cash	$30,402	$61,455

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

Restricted cash, at each of December 31, 2019 and December 31, 2018, included $7,048 and $865, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners' credit facilities.  As of December 31, 2018, restricted cash also included $2,000 as cash collateral to the Term Loan B.

NOTE 5 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$12,786	$15,931
Less: Provision for doubtful accounts	(1,495)	(1,495)

Accounts receivable, net	$11,291	$14,436

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2019	$(1,495)	$-	$-	$(1,495)
Year ended December 31, 2018	$(1,495)	$-	$-	$(1,495)
Year ended December 31, 2017	$-	$(1,495)	$-	$(1,495)

Concentration of credit risk with respect to accounts receivable is limited due to the Company's large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade receivables. For the year ended December 31, 2019, three customers accounted for 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, one customer accounted for 24.5% of the Company's revenue and for the year ended December 31, 2017, two customers accounted for 26.8% and 12.0%, respectively, of the Company's revenue.

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2019	December 31, 2018
Prepaid voyage costs	$338	$134
Inventories	6,281	1,004
Claims receivable	2,939	-
Other	905	757

Total prepaid expenses and other current assets	$10,463	$1,895

Inventories, which are comprised of bunkers, lubricants and stores remaining on board as of December 31, 2019, are valued at cost as determined on the first-in, first-out basis.

Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 7 - VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$1,354,298	$(317,092)	$1,037,206
Additions	158,241	(56,210)	102,031
Disposals	(26,233)	18,688	(7,545)
Vessel impairment losses	(66,228)	33,551	(32,677)

Balance December 31, 2017	$1,420,078	$(321,063)	$1,099,015
Additions	115,902	(54,585)	61,317
Disposals	(76,264)	-	(76,264)
Vessel impairment losses	(99,485)	58,667	(40,818)

Balance December 31, 2018	$1,360,231	$(316,981)	$1,043,250
Additions	113,391	(52,088)	61,303
Disposals	(5,696)	81	(5,615)
Vessel impairment losses	(97,170)	60,490	(36,680)

Balance December 31, 2019	$1,370,756	$(308,498)	$1,062,258

As of December 31, 2019 and 2018, certain extraordinary fees and costs related to vessels' regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $16,447 and $134, respectively  (see Note 18 - Transactions with related parties).

Acquisition of Vessels 2019

On December 16, 2019, Navios Partners acquired four drybulk vessels, from an entity affiliated with the Company's Chairman and CEO, for a fair value of $40,379, in total, through bank financing of $37,000 (Refer to Note 18).

On December 13, 2019, Navios Partners acquired three Sub-Panamax and two Panamax Containerships for a fair value of $56,083, in total, following the Liquidation of Navios Europe I (Refer to Note 18).

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

Sale of Vessels

2019

On April 23, 2019, Navios Partners sold the Navios Galaxy I to an unrelated third party, for a net sale price of $5,978. Following the impairment loss of $7,345 recognized as of March 31, 2019, no loss on sale occurred upon disposal of the vessel.

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

Vessel impairment losses

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $29,335 for this vessel, being the difference between the fair value and the vessel's carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption "Vessel impairment losses" in the Consolidated Statements of Operations (see Note 7 - Vessels, net).

On March 21, 2019, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Galaxy I for a net sale price of $5,978. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of March 31, 2019. As of March 31, 2019, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $7,345 has been recognized under the line item "Vessel impairment losses" in the Consolidated Statements of Operations as of March 31, 2019. The vessel was sold on April 23, 2019.

On October 25, 2018, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Libra II for a net sale price of $4,559. The Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $1,226 was recognized under the caption "Vessel impairment losses" in the Consolidated Statements of Operations as of December 31, 2018. The vessel was sold on December 14, 2018.

On October 2, 2018, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Felicity for a net sale price of $4,705. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of September 30, 2018. As of September 30, 2018, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $5,258 has been recognized under the caption "Vessel impairment losses" in the Consolidated Statements of Operations as of December 31, 2018. The vessel was sold on December 4, 2018.

On April 27, 2018, Navios Partners agreed to sell the YM Unity and the YM Utmost to its affiliate, Navios Containers, for a total sale price of $67,000. As of June 30, 2018, the vessels had been classified as held for sale as the relevant criteria for the classification were met and, therefore, they were presented in the Consolidated Balance Sheets at their fair value totaling $67,000. An impairment loss of $37,860 for the vessels held for sale was presented under the caption "Vessel impairment losses" in the Consolidated Statements of Operations as of December 31, 2018. The vessels were sold on July 2, 2018, and proceeds from the sale were used to partially repay an amount of $20,200 of the DVB Credit Facility (see Note 11 - Borrowings).

NOTE 8 - INTANGIBLE ASSETS

Intangible assets as of December 31, 2019, December 31, 2018 and December 31, 2017 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value

Favorable lease terms December 31, 2017	$83,716	$(75,636)	$8,080
Additions	-	(3,748)	(3,748)
Favorable lease terms December 31, 2018	$83,716	$(79,384)	$4,332
Additions	-	(1,166)	(1,166)
Favorable lease terms December 31, 2019	$83,716	$(80,550)	$3,166

Amortization expense of favorable lease terms for each of the years ended December 31, 2019, 2018 and 2017 is presented in the following table:

	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Favorable lease terms	$(1,166)	$(3,748)	$(10,872)

Total	$(1,166)	$(3,748)	$(10,872)

The aggregate amortization of the intangibles for the 12-month periods ended December 31 is estimated to be as follows:

Year	Amount
2020	1,166
2021	1,166
2022	834

Total	$3,166

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 10.3 years for the remaining favorable lease terms, at inception.

NOTE 9 - ACCOUNTS PAYABLE

Accounts payable as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Creditors	$4,578	$1,744
Brokers	2,328	2,262
Professional and legal fees	1,567	833

Total accounts payable	$8,473	$4,839

NOTE 10 - ACCRUED EXPENSES

Accrued expenses as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Accrued voyage expenses	$51	$2,828
Accrued loan interest	3,285	2,244
Accrued legal and professional fees	2,651	362

Total accrued expenses	$5,987	$5,434

As of December 31, 2019 and December 31, 2018 the amount of $720 and $110, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Partners in December 2019 and 2018 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2019, and as of December 31, 2018, respectively. The total amount of $4,645, $3,985 and $3,475 was recorded in general and administrative expenses in the statements of operations for the years ended December 31, 2019, 2018 and 2017, respectively, comprised of compensation authorized to the directors and officers of the Company.

NOTE 11 - BORROWINGS

Borrowings as of December 31, 2019 and December 31, 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Term Loan B facility	$-	$418,538
Credit facilities	404,280	75,671

Total debt	$404,280	$494,209
Financial liability	90,086	24,842

Total borrowings	$494,366	$519,051
Less: Long-term unamortized discount	-	(6,629)
Less: Current portion of long-term borrowings, net	(59,780)	(26,804)
Less: Deferred finance costs, net	(5,338)	(4,937)

Long-term borrowings, net	$429,248	$480,681

As of December 31, 2019, the total borrowings, net of deferred finance fees under the Navios Partners' credit facilities were $489,028.

Term Loan B Facility: In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B Facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of an $189,500 add-on to its existing Term Loan B Facility.

On March 14, 2017, Navios Partners completed the issuance of a new $405,000 Term Loan B Facility. The new Term Loan B Facility bore an interest rate of LIBOR plus 500 bps, it was set to mature on September 14, 2020 and was repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Facility to: (i) refinance the existing Term Loan B Facility; and (ii) pay fees and expenses related to the Term Loan B. Following the refinancing of the Term Loan B Facility, an amount of $1,880 and $1,275, was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53,000 add-on to its existing Term Loan B Facility. The add-on to the Term Loan B Facility bore the same terms as the Term Loan B Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Facility was secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

The Term Loan B Facility required maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provided for customary events of default, prepayment and cure provisions.

During the year ended December 31, 2018, four drybulk vessels were released from security of the Term Loan B Facility and in exchange, five drybulk vessels and $2,000 in cash substituted the released vessels, as collateral to the Term Loan B Facility. In April and May 2019, Navios Partners prepaid $73,478 and released five vessels from the collateral package of the Term Loan B Facility. In August 2019, Navios Partners prepaid $85,500 and released five vessels from the collateral package of the Term Loan B Facility. On October 10, 2019, Navios Partners fully prepaid the Term Loan B Credit Facility's outstanding balance of $253.8 million, initially repayable on September 14, 2020. Following these prepayments an amount of $1,973 and $4,101 was written off from the deferred fees and discount presented under the caption "Interest expense abd finance costs" in the Consolidated Statement of Operations.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the "BNP Credit Facility") of up to $32,000 (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17,000 was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15,000 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15,070. Following this repayment, an amount of $117 was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing BNP Credit Facility, in order to refinance two vessels and replace the existing collateral under the BNP Credit Facility. As of December 31, 2019, the outstanding balance of the BNP Credit Facility was $10,791 and is repayable in seven equal consecutive quarterly installments of $569 each, with a final balloon payment of $6,808 to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

DVB Credit Facilities: On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the "DVB Credit Facility") of up to $39,000 (divided into four tranches) in order to refinance the Commerzbank/DVB Credit Facility dated July 2012 and an additional amount of $7,000 to partially finance the acquisition of the Navios Prosperity I. The amounts of $7,000 and $32,000 were drawn on June 30, 2017 and November 3, 2017, respectively. On July 2, 2018, Navios Partners repaid the outstanding balance of the three tranches in the amount of $20,200. Following this repayment, an amount of $209 was written-off from the deferred finance fees. On April 15, 2019, Navios Partners fully repaid the outstanding balance of $12,250. Following this repayment, an amount of $94 was written-off from the deferred finance fees.

On July 31, 2018, Navios Partners entered into a new credit facility with DVB Bank S.E. (the "DVB $44m Credit Facility") of up to $44,000 (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17,500 and $26,500 were drawn on August 30, 2018. As of December 31, 2019, the total outstanding balance of the DVB $44m Credit Facility was $40,013 and is repayable in 15 equal consecutive quarterly installments of $798 each, with a final balloon payment of $28,050 to be repaid on the last repayment date. The facility matures in the third quarter of 2023 and bears interest at LIBOR plus 290 bps per annum.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. (the "DVB $66m Credit Facility") of up to $66,000 (divided into four tranches) in order to refinance the DVB Credit Facility dated June 28, 2017 and three Capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15,675 each. On October 10, 2019, Navios Partners drew the two additional tranches of $14,820 each. As of December 31, 2019, the total outstanding balance of the four tranches of the DVB $66m Credit Facility was $58,767 and is repayable in six quarterly installments of $2,243 each and 12 quarterly installments of $1,859 each, with a final balloon payment of $23,001, to be repaid on the last repayment date. The facility matures in the first quarter of 2024 and bears interest at LIBOR plus 260 bps per annum.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. (the "Nordea Credit Facility") of up to $14,300 (divided into two tranches) in order to partially finance the acquisition of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the Nordea Credit Facility of $7,150 was drawn. On June 1, 2018 the second tranche of the March 2018 Credit Facility of $7,150 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6,554. Following this repayment, an amount of $95 was written-off from the deferred finance fees. As of December 31, 2019, the outstanding balance of the Nordea Credit Facility was $5,362 and is repayable in 14 equal consecutive quarterly installments of $298 each, with a final balloon payment of $1,190 to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

NIBC Credit Facility: On December 28, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. (the "NIBC Credit Facility") of up to $28,500 (divided into three tranches) in order to refinance three Ultra-Handymax vessels, previously included in the Term Loan B collateral package. On May 8, 2019, the first tranche of the NIBC Credit Facility of $11,915 was drawn. On October 10, 2019, the two remaining tranches of the NIBC Credit Facility of $13,475 were drawn. As of December 31, 2019, the outstanding balance of the NIBC Credit Facility was $24,884 and is repayable in 16 consecutive quarterly installments of $751 each, with a final balloon payment of $12,862 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 275 bps per annum.

DNB Credit Facility: On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA (the "DNB Credit Facility") of up to $40,000 (divided into two tranches) in order to refinance two Capesize vessels, previously included in the Term Loan B collateral package. On October 10, 2019, the two tranches of the DNB Credit Facility of $34,350 were drawn. As of December 31, 2019, the outstanding balance of the DNB Credit Facility was $34,350 and is repayable in 18 consecutive quarterly installments of $955 each, with a final balloon payment of $17,160 to be repaid on the last repayment date. The facility matures in the second quarter of 2024 and bears interest at LIBOR plus 275 bps per annum.

HCOB Credit Facility: On September 26, 2019, Navios Partners entered into a new credit facility with Hamburg Commercial Bank AG (the "HCOB Credit Facility") of up to $140,000 in order to refinance eight drybulk vessels and five Containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140,000 of HCOB Credit Facility was drawn. As of December 31, 2019, the outstanding balance of the HCOB Credit Facility was $140,000 and is repayable in 8 consecutive quarterly installments of $5,375 each, with a final balloon payment of $97,000 to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 320 bps per annum.

CACIB Credit Facility: On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank ("CACIB"), (the "CACIB Credit Facility") of up to $52,800 (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel. In August 2019, the three tranches of the CACIB Credit Facility of $36,516, in total were drawn. In October 2019, the fourth tranche of the CACIB Credit Facility of $16,284 was drawn. As of December 31, 2019, the total outstanding balance of the CACIB Credit Facility was $49,650 and is repayable in 11 consecutive six-month installments of $3,150, with a final balloon payment of $15,000 to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 275 bps per annum.

ABN Credit Facility: On December 12, 2019, the Company entered into a new credit facility with ABN Amro Bank N.V. (the "ABN Credit Facility") of up to $23,500 in order to finance the purchase of the five container vessels acquired from Navios Europe I. As of December 31, 2019, the total outstanding balance of the ABN Credit Facility was $23,500 and is repayable in three consecutive quarterly installments of $1,000 each, with a final balloon payment of $20,000 to be repaid on the last repayment date. The facility matures in the third quarter of 2020 and bears interest at LIBOR plus 400 bps per annum.

DORY Credit Facility: In connection with the acquisition of four bulk carrier vessels, on December 16, 2019, the Company entered into a credit facility with Dory Funding DAC (the "Dory Credit Facility"), of up to $37,000. As of December 31, 2019, the total outstanding balance of the Dory Credit Facility was $37,000 and is repayable in eight consecutive quarterly installments of $925, with a final balloon payment of $29,600 to be repaid on the last repayment date. The facility matures in the third quarter of 2022 and bears interest at LIBOR plus 475 bps per annum for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners' vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners' vessels; changing the commercial and technical management of Navios Partners' vessels; selling or changing the beneficial ownership or control of Navios Partners' vessels; not maintaining Navios Holdings' (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $500 to $650 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135,000.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2019, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

Financial Liabilities: In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $161 and $155 each, respectively, commencing as of December 2018. As of December 31, 2019, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $22,897 in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6,300 per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. The vessel was not derecognized and continues to be depreciated over its useful life and tested for impairment as per the Company's policy. On April 11, 2019, the amount of $20,000 was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $190 each, commencing as of April 2019. As of December 31, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $19,193. The agreement matures in the second quarter of 2029, with a purchase obligation of $6,300 on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7,500, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. The vessel was not derecognized and continues to be depreciated over its useful life and tested for impairment as per the Company's policy.  On June 28, 2019, the amount of $7,500 was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $178 each, commencing as of June 2019. As of December 31, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $6,505. The agreement matures in the second quarter of 2022, with a purchase obligation of $2,000 on the last repayment date.

On July 2, 2019, the Company entered into a new sale and leaseback agreement of $22,000, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. The vessel was not derecognized and continues to be depreciated over its useful life and tested for impairment as per the Company's policy. On July 24, 2019, the amount of $22,000 was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $198 each, commencing as of July 2019. As of December 31, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $21,456. The agreement matures in the third quarter of 2030, with a purchase obligation of $6,300 on the last repayment date.

On December 2, 2019, the Company agreed to enter into a new sale and leaseback agreement of $25,508 with an unrelated third party for the refinancing of the existing ABN Credit Facility, relating to the five containerships acquired upon the liquidation of Navios Europe I. The sale and lease agreement has an amortization profile of approximately five years, matures in April 2024 and 2025 and bears interest at LIBOR plus 365 bps per annum. As of December 31, 2019, the above agreement was subject to the signing of definitive documentation.

The Financial Liabilities have no financial covenants.

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2020	$61,736
2021	167,630
2022	68,794
2023	81,710
2024 and thereafter	114,496

Total	$494,366

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners' financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

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

Term Loan B Facility: The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance fees.

Other long-term borrowings, net: The book value has been adjusted to reflect the net presentation of deferred finance fees. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance fees.

The estimated fair values of the Navios Partners' financial instruments are as follows:

	December 31, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$23,354	$23,354	$58,590	$58,590
Restricted cash	$7,048	$7,048	$2,865	$2,865
Amounts due from related parties, short-term	$19,108	$19,108	$28,562	$28,562
Loans receivable from affiliates	$16,192	$16,192	$27,657	$27,657
Amounts due from related parties, long-term	$13,757	$13,757	$28,880	$28,880
Notes receivable, net of current portion	$7,554	$7,554	$11,629	$11,629
Note receivable from affiliates	$-	$-	$4,525	$4,525
Term Loan B Facility, net	$-	$-	$(408,662)	$(414,352)
Other long-term borrowings, net	$(489,028)	$(494,366)	$(98,823)	$(100,513)

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2019 and December 31, 2018.

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$23,354	$23,354	-	-
Restricted cash	$7,048	$7,048	-	-
Amounts due from related parties, short-term	$19,108	-	$19,108	-
Loans receivable from affiliates	$16,192	-	$16,192	-
Amounts due from related parties, long-term	$13,757	-	$13,757	-
Notes receivable, net of current portion(2)	$7,554	-	$7,554	-
Note receivable from affiliates	$-	-	$-	-
Term Loan B facility, net(1)	$-	-	$-	-
Other long-term borrowings, net (1)	$(494,366)	-	$(494,366)	-

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$58,590	$58,590	-	-
Restricted cash	$2,865	$2,865	-	-
Amounts due from related parties, short-term	$28,562	-	$28,562	-
Loans receivable from affiliates	$27,657	-	$27,657	-
Amounts due from related parties, long-term	$28,880	-	$28,880	-
Notes receivable, net of current portion(2)	$11,629	-	$11,629	-
Note receivable from affiliates	$4,525	-	$4,525	-
Term Loan B facility, net(1)	$(414,352)	-	$(414,352)	-
Other long-term borrowings, net(1)	$(100,513)	-	$(100,513)	-

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Vessels, net (for Navios Galaxy)	$5,978	-	$5,978	-

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Vessels, net (for Navios Felicity)	$4,705	-	$4,705	-
Vessels, net (for Navios Libra II)	$4,559	-	$4,559	-

(1) The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

(2) The fair value is estimated based on currently available information on the Company's counterparty with similar contract terms, interest rate and remaining maturities.

NOTE 13 - ISSUANCE OF UNITS

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $1 as of December 31, 2019 and was presented under the caption "General and administrative expenses" in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2019. As of December 31, 2019, no restricted common units were vested.

On April 25, 2019, Navios Partners announced that its Board of Directors has approved 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partner units. The reverse stock split was effective on May 21, 2019 and the common units commenced trading on such date on a split adjusted basis.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $8. The effect of compensation expense arising from the restricted common units described above amounted to $190 for the year ended December 31, 2019 and was presented under the caption "General and administrative expenses" in the Consolidated Statements of Operations.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of the Company's common units over a two year period. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in Navios Partners' discretion and without notice. The Board of Directors will review the program periodically. Repurchases are subject to restrictions under Navios Partners' credit facilities. As of December 31, 2019, Navios Partners had repurchased and cancelled 312,952 common units on a split adjusted basis, for a total cost of approximately $4,499.

In December 2018, Navios Partners authorized the granting of 97,633 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 1,993 general partnership units to its general partner for net proceeds of $27. The effect of compensation expense arising from the restricted common units described above amounted to $669 and $20 as of December 31, 2019 and 2018, respectively,  and was presented under the caption "General and administrative expenses" in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2019 and 2018.  As of December 31, 2019, 25,158 restricted common units were vested.

Restricted common units outstanding and not vested were 146,541 shares on a split adjusted basis as of December 31, 2019.

As of December 31, 2019, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2017, 2018 and 2019 not yet recognized was $1,525.

On February 21, 2018, Navios Partners completed a public offering of 1,228,133 on a split adjusted basis common units at $28.50 per unit and raised gross proceeds of approximately $35,002. The net proceeds of this offering, including the underwriting discount and the offering costs of $1,629 in total, were approximately $33,373. Pursuant to this offering, Navios Partners issued 25,064 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $714.

In December 2017, Navios Partners authorized the granting of 91,336 restricted common units, which were issued on January 11, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 1,864 general partnership units to its general partner for net proceeds of $64. The effect of compensation expense arising from the restricted common units described above amounted to $833 and $1,600 as of December 31, 2019 and 2018, respectively, and was presented under the caption "General and administrative expenses" in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2019 and 2018. As of December 31, 2019, 46,668 restricted common units were vested.

On September 1, 2017 and as part of the acquisition agreement entered into between the Company and Rickmers Trust, Navios Partners authorized and issued 24,096 restricted common units and 492 general partnership units to its general partner for net proceeds of $600 and $12, respectively. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. On September 25, 2017, the fair value of the restricted common units described above was compensated by Navios Containers in full amount. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2019 and 2018. As of December 31, 2019, 24,096 restricted common units were vested.

On March 20, 2017, Navios Partners completed a public offering of 3,186,333 common units at $31.50 per unit and raised gross proceeds of approximately $100,369. The net proceeds of this offering, including the underwriting discount and the offering costs of $4,383 in total, were approximately $95,986. Pursuant to this offering, Navios Partners issued 65,027 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $2,049.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I's Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) for a total amount of $33,473 for a cash consideration of $4,050 and 871,795 newly issued common units of Navios Partners, with fair value net of costs at date of issuance of $28,862 (see Note 18 - Transactions with related parties and affiliates). Pursuant to this transaction, Navios Partners issued 17,792 general partnership units to its general partner for net cash proceeds of $468.

In December 2016, Navios Partners authorized the granting of 136,000 restricted common units, which were issued on January 31, 2017, to its directors and officers, which are based solely on service conditions and vest over three years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 2,776 general partnership units to its general partner for net proceeds of $63. The effect of compensation expense arising from the restricted common units described above amounted to $325 and $830 as of December 31, 2019 and 2018, respectively, and was presented under the caption "General and administrative expenses" in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2019 and 2018. As of December 31, 2019, 136,000 restricted common units were vested, cumulatively.

Navios Holdings currently owns an approximately 18.8% common unit interest in Navios Partners Olympos Maritime Ltd. currently owns 2.1% general partner interest in Navios Partners.

NOTE 14 - SEGMENT INFORMATION

	Navios Partners Operations			Navios Containers Operations		Total
	Twelve Month Period Ended December 31, 2019	Twelve Month Period Ended December 31, 2018	Twelve Month Period Ended December 31, 2017	Period from April 28, 2017 to August 29, 2017	Eliminations for the Period from April 28, 2017 to August 29, 2017	Twelve Month Period Ended December 31, 2019	Twelve Month Period Ended December 31, 2018	Twelve Month Period Ended December 31, 2017
Revenue	$219,379	$231,361	$199,297	$12,355	-	$219,379	$231,361	$211,652
Management fees	(68,188)	(68,871)	(62,595)	(4,715)	-	(68,188)	(68,871)	(67,310)
Interest expense and finance cost, net	(45,254)	(42,766)	(37,647)	(767)	189	(45,254)	(42,766)	(38,225)
Depreciation and amortization	(53,255)	(58,334)	(67,885)	(4,875)	-	(53,255)	(58,334)	(72,760)
Net (loss)/ income	(62,134)	(13,081)	(15,089)	593	(355)	(62,134)	(13,081)	(14,851)
Total assets	1,253,517	1,314,133	1,305,302	-	-	1,253,517	1,314,133	1,305,302
Capital expenditures	(23,699)	(118,755)	(217,019)	(59,885)	-	(23,699)	(118,755)	(276,904)
Investment in affiliates	25,725	66,296	52,122	-	-	25,725	66,296	52,122
Cash and cash equivalents	23,354	58,590	24,047	-	-	23,354	58,590	24,047
Restricted cash	7,048	2,865	5,886	-	-	7,048	2,865	5,886
Long-term borrowings (including current and non-current portion), net	489,028	507,485	493,463	-	-	489,028	507,485	493,463

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

The following table sets out operating revenue by geographic region for Navios Partners' reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and containerships operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Asia	$119,344	$120,660	$125,618
Europe	95,542	86,633	47,308
North America	3,118	17,862	20,307
Australia	1,375	6,206	18,419

Total	$219,379	$231,361	$211,652

NOTE 15 - INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries' incorporation and vessels' registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessel's tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners' units, but no assurance can be given that this will remain so in the future.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners' financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners has agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half amounted to $2,770 was paid during the year ended December 31, 2017 and the second half amounted to $2,770 was paid during the year ended December 31, 2018. As of December 31, 2019, the total amount of $6,721, including refundable upon vessel's redelivery expenses, is presented under the caption "Other long-term assets" in the Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in two newbuilding Kamsarmax vessels. Each vessel has approximately 81,000 dwt and is being bareboat chartered-in for ten years. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charter. Navios Partners has agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019 and the remaing amount will be paid during the next two years. As of December 31, 2019, the total amount of $1,434, including expenses, is presented under the caption "Other long-term assets" in the Consolidated Balance Sheets. The vessels are expected to be delivered by the first half of 2021.

As of December 31, 2019, the Company's future minimum lease commitments under the Company's charter-in contracts, are as follows:

Amount
2020	$2,178
2021	4,525
2022	6,629
2023	6,577
2024	6,496
2025 and thereafter	36,571

Total	$62,976

NOTE 17 - FUTURE MINIMUM CONTRACTUAL REVENUE

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off-hires days) as of December 31, 2019, is as follows:

Amount
2020	$115,353
2021	82,439
2022	71,908
2023	55,292
2024 and thereafter	190,316

Total	$515,308

NOTE 18 - TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015, February 2016 and November 2017, the Manager, provided commercial and technical management services to Navios Partners' vessels for a daily fee (excluding drydocking expenses, which were reimbursed at cost by Navios Partners) of: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover our vessels' operating expenses, other than certain extraordinary fees and costs.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily per Ultra-Handymax Vessel; (b)$4.45 daily per Panamax Vessel; (c) $5.41 daily per Capesize Vessel; and (d) $6.90 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the Liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6.1 daily per SubPanamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

As of the year ended December 31, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation  under Company's Management Agreement, amounted to $16,447 and $134, respectively, and are presented under "Acquisition of/additions to vessels" in the Consolidated Statements of Cash Flows.

Total management fees for each of the years ended December 31, 2019, 2018 and 2017 amounted to $68,188, $68,871 and $67,310, respectively.

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

In August 2019, Navios Partners extended the duration of its existing administrative services agreement with the Manager until January 1, 2025, which provide for allocable general and administrative costs.

Total general and administrative expenses charged by the Manager for each of the years ended December 31, 2019, 2018 and 2017 amounted to $10,406, $9,344 and $8,877, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of December 31, 2019 and December 31, 2018 amounted to $25,582 and $52,252, respectively, of which for the year ended December 31, 2019, the current receivable was $11,825 and the long-term receivable was $13,757. The balance mainly consisted of management fees, prepaid to Manager in accordance with the Management service agreement, as well as the Navios Holdings Guarantee. The outstanding balance of the guarantee claim receivable from the Navios Holdings Guarantee amounted to $10,000 as of December 31, 2019.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the "Navios Revolving Loans I"). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30,000. In February 2019, Navios Partners was required to fund the amount of $4,000 under Navios Europe I's Revolving Loan (see Note 20 - Investment in Affiliates).

On November 22, 2019, an agreement was reached to liquidate Navios Europe I before its original expiring date. On November 26, 2019 a Share Purchase Agreement was entered between Navios Europe Inc. and Navios Maritime Operating LLC (a wholly owned subsidiary of Navios Partners). The transaction was completed on December 13, 2019.

As a result of the Europe I liquidation Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the containerships of Navios Europe I with a fair value of $56,083 , and working capital balances of $14,440 including cash at banks of $12,930,  in satisfaction of its receivable balances in the amount of : (i) approximately $19,016 representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions "Investments in affiliates", "Due/to from related parties" and "Loans receivable from affiliates"; and (ii) approximately $34,227 representing the previously transferred rights of Navios Holdings to the Navios Europe I's Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest), of which $4,804 presented under "Notes receivable from affiliates, non current" and $29,423 presented contra equity. Furthermore, Navios Partners has assumed a $17,213 of Navios Europe I senior loan.

Following the Liquidation of Navios Europe I, the balance due from Navios Europe I as of December 31, 2019 was $0. As of December 31, 2018, Navios Partners' portion of the outstanding amount relating to the portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption "Investment in affiliates" and the outstanding amount relating to the Navios Revolving Loans I capital was $11,205, under the caption "Loans receivable from affiliates". The accrued interest income earned under the Navios Revolving Loans I was $731 under the caption "Balance due from related parties" and the accrued interest income earned under the Navios Term Loans I was $447 under the caption "Loans receivable from affiliates".

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43,500 to fund working capital requirements (collectively, the "Navios Revolving Loans II"). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 20 - Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated repayment dates.

As of December 31, 2019, Navios Partners' portion of the outstanding amount relating to the portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption "Investment in affiliates" and the outstanding amount relating to the Navios Revolving Loans II capital was $15,397 (December 31, 2018: $15,397), under the caption "Loans receivable from affiliates". The accrued interest income earned under the Navios Revolving Loans II was $7,284 (December 31, 2018: $4,459) under the caption "Balance due from related parties" and the accrued interest income earned under the Navios Term Loans II was $796 (December 31, 2018: $608) under the caption "Loans receivable from affiliates". As of December 31, 2019, the amount undrawn under the Navios Revolving Loans II was $4,503, of which Navios Partners may be required to fund an amount up to $4,503.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33,473, which included a cash consideration of $4,050 and 871,795 newly issued common units of Navios Partners, on a split adjusted basis. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling $29,423 based on the closing price of $33.75 per unit as of March 16, 2017 given as consideration. The receivable relating to the consideration settled with the issuance of 871,795 Navios Partners' common units in the amount of $29,423 has been classified contra equity within the consolidated Statements of Changes in Partners' Capital as "Note receivable". The receivable from Navios Holdings was payable on maturity in December 2023. Interest would accrue through maturity and would be recognized within "Interest income" for the receivable relating to the cash consideration of $4,050. On October 23, 2019, Navios Partners' Conflicts Committee agreed to cancel an amortizing penalty from Navios Holdings of approximately $3,182 as of December 2019, due to early liquidation of the structure. Following the liquidation of Navios Europe I, the long-term note receivable from Navios Holdings amounted to nil.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the "Partners Omnibus Agreement") in connection with the closing of Navios Partners' IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the "Acquisition Omnibus Agreement") in connection with the closing of Navios Acquisition's initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. ("Navios Midstream") initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter ("N-OTC") market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the "Navios Containers Omnibus Agreement"), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the "Navios Holdings Guarantee") by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. As of December 31, 2019, the outstanding claim receivable amounted to $10,000 and is repayable in two installments, $5,000 to be paid by July 1, 2020 and $5,000 to be paid by January 1, 2021. The guarantee claim receivable presented under the captions "Amounts due from related parties-short term" and "Amounts due from related parties-long term" in the consolidated Balance Sheets.

Acquisition of vessels: On November 25, 2019, Navios Partners entered into a share purchase agreement for the acquisition of three Panamax and one Ultra-Handymax drybulk vessels from an entity affiliated with its Chairman and CEO for $37,000 (plus working capital adjustment) in a transaction approved by the Conflicts Committee of the Board of Directors of Navios Partners. The vessels were acquired on December 13, 2019 (see Note 7 - Vessels, net)

As of December 31, 2019, Navios Holdings held an 18.8% common unit interest in Navios Partners, represented by 2,070,216 common units. Olympos Maritime Ltd. held a general partner interest of 2.1% represented by 230,524 general partner units.

NOTE 19 - NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five Containerships chartered out to Hyundai Merchant Marine Co. ("HMM") which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

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

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $6,074. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of each time charter. The Company recognized non-cash interest income and discount unwinding totaling to $470, $420 and $410, respectively, for these instruments under the caption "Interest income" in the Consolidated Statements of Operations for each of the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019 and December 31, 2018, the outstanding balance of the notes receivable, including accrued interest and discount unwinding, amounted to $7,554 and $6,942, respectively, presented under the caption "Receivable, net of current portion" in the Consolidated Balance Sheets.

For each of the years ended December 31, 2019, 2018 and 2017, the Company recorded an amount of $12,121, $12,102 and $12,102, respectively, of deferred revenue amortization in the Consolidated Statements of Operations under the caption "Time charter and voyage revenues".

As of December 31, 2019, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,130 and $3,312, respectively. As of December 31, 2018, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $12,101 and $4,366, respectively.

On January 12, 2017, the Company sold the vessel the MSC Cristina (see Note 7 - Vessels, net) for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of December 31, 2019, the outstanding balances of the current and non-current note receivable amounted to $4,688 and $0, respectively. For each of the years ended December 31, 2019 and 2018, the Company recorded interest income of $424 and $710, respectively, including accrued interest income of $38 and $76 under the caption "Interest income" in the Consolidated Statements of Operations.

NOTE 20 - INVESTMENT IN AFFILIATES

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and had ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facilities (the "Senior Loans I") and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the "Navios Term Loans I") and (ii) the assumption of a junior participating loan facility (the "Junior Loan I"). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans of up to $24,100 to fund working capital requirements (collectively, the "Navios Revolving Loans I"). In December 2018, the availability under the Revolving Loans I was increased by $30,000.

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation.

Following the Liquidation of Navios Europe I, Navios Partners acquired five vessel owning companies for a fair value of $56,083 in total.

As of December 31, 2019 and subsequent to the Liquidation of Navios Europe I, the Company had no exposure. As of December 31, 2018, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $11,705, excluding accrued interest which represented the Company's carrying value of the investment of $500 as of December 31, 2018 plus the Company's balance of the Navios Revolving Loans I of $11,205 as of December 31, 2018, excluding accrued interest, and did not include the undrawn portion of the Navios Revolving Loans I.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the "Senior Loans II") and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the "Navios Term Loans II"); and (ii) the assumption of a junior participating loan facility (the "Junior Loan II") with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the "Navios Revolving Loans II"). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity ("VIE") and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Partners further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of December 31, 2019 and December 31, 2018, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $16,097 and $16,097, respectively, excluding accrued interest, which represents the Company's carrying value of the investment of $700 as of December 31, 2019 (December 31, 2018: $700) plus the Company's balance of the Navios Revolving Loans II of $15,397 as of December 31, 2019 (December 31, 2018: $15,397), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

As of December 31, 2019, the Navios Partners' portion of the Navios Revolving Loan II outstanding was $15,397. No investment income was recognized for year ended December 31, 2019.

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

On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers' outstanding equity. In connection with this transaction, Navios Partners recognized an OTTI impairment of $560 on the units distributed, which was presented under the caption "Equity in net earnings of affiliated companies" in the Consolidated Statements of Operations for the year ended December 31, 2018. The amount of the distribution was $4,243 based on the last trading price of Navios Containers' shares in the N-OTC market as of November 23, 2018. Following the distribution, Navios Partners owns approximately 33.5% of the equity in Navios Containers.

As of each December 31, 2019 and 2018, Navios Partners held 11,592,276 common units, representing a 33.5% ownership interest in Navios Containers.

Based on the Company's evaluation of the duration and magnitude of the fair value decline for approximately twelve months as of December 31, 2019, the Company concluded that the decline in the fair value of its investment below its carrying value was not temporary.  Thus, an OTTI loss of $42,603 was recognized as of December 31, 2019, being the difference between the fair value of $24,923 and the carrying value of the investment of $67,526. OTTI is presented under the caption "Equity in net Earnings of affiliates", in the Consolidated Statement of Operations. Total pre-OTTI equity method income of $2,532, $3,957 and $922 was recognized for the years ended December 31, 2019, 2018 and 2017, respectively.

The fair value of Navios Partners' equity investment in Navios Containers is based on unadjusted quoted prices in active markets for Navios Containers' common units. The fair value of Navios Partners' equity investment in Navios Containers as at December 31, 2019 and 2018 was $24,923 and $32,806, respectively, compared with its carrying value of $24,923 and $65,095, respectively.

Following the results of the significant tests performed by the Company, it was concluded that on a combined basis all affiliates met the significance threshold requiring summarized financial information for all affiliated companies to be presented for the following periods.The separate consolidated financial statements and notes thereto of Navios Containers for each of the years ended December 31, 2019 and 2018 have been incorporated by reference as part of this Annual Report on Form 20-F, as a result of significance tests being met pursuant to Rule 3-09 of Regultions S-X.

	December 31, 2019		December 31, 2018
Balance Sheet	Navios Europe I	Navios Europe II	Navios Europe I	Navios Europe II
Cash and cash equivalents (including restricted cash)	$-	$27,431	$19,160	$27,544
Current assets (excluding cash and cash equivalents and restricted cash)	$-	$4,818	$3,572	$5,934
Non-current assets	$-	$179,688	$139,955	$195,805
Current liabilities (excluding current portion of long- term debt)	$-	$46,892	$18,244	$29,023
Long- term debt including current portion, net	$-	$89,025	$64,818	$99,153
Non-current liabilities	$-	$84,284	$61,035	$79,170

	December 31, 2019		December 31, 2018
Income Statement	Navios Europe I	Navios Europe II	Navios Europe I	Navios Europe II
Revenue	$36,822	$46,718	$34,885	$49,870
Net loss	$(18,575)	$(30,203)	$(3,197)	$(12,169)

NOTE 21 - CASH DISTRIBUTIONS AND EARNINGS PER UNIT

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

There is incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	2%
First Target Distribution	up to $6.0375	98%	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	15%
Third Target Distribution	above $6.5625 up to $7.875	75%	25%
Thereafter	above $7.875	50%	50%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375.

In April 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2018 of $0.30 per unit. The distribution was paid on May 14, 2018 to all unitholders of common and general partner units of record as of May 10, 2018. The aggregate amount of the declared distribution was $3,420.

In July 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2018 of $0.30 per unit. The distribution was paid on August 10, 2018 to all unitholders of common and general partner units of record as of August 7, 2018. The aggregate amount of the declared distribution was $3,420.

In October 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2018 of $0.30 per unit. The distribution was paid on November 14, 2018 to all unitholders of common and general partners units of record as of November 7, 2018. The aggregate amount of the declared distribution was $3,420.

In January 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2018 of $0.30 per unit. The distribution was paid on February 14, 2019 to all unitholders of common and general partner units of record as of February 11, 2019, which included the unitholders of restricted common units issued on February 1, 2019. The aggregate amount of the declared distribution was $3,458.

In April 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2019 of $0.30 per unit. The distribution was paid on May 14, 2019 to all unitholders of common and general partner units of record as of May 10, 2019. The aggregate amount of the declared distribution was $3,364.

In July 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2019 of $0.30 per unit. The distribution was paid on August 9, 2019 to all unitholders of common and general partner units of record as of August 6, 2019. The aggregate amount of the declared distribution was $3,364.

In October 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2019 of $0.30 per unit. The distribution was payable on November 14, 2019 to all unitholders of common and general partner units of record as of November 7, 2019. The aggregate amount of the declared distribution was $3,364.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners' partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the nine month periods ended December 31, 2019, 2018 and 2017.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net loss	$(62,134)	$(13,081)	$(15,090)
Loss attributable to:
Common unitholders	$(60,899)	$(12,819)	$(14,788)
Weighted average units outstanding (basic and diluted)
Common unitholders	10,830,959	10,823,591	8,840,689
Loss per unit (basic and diluted):
Common unitholders	$(5.62)	$(1.18)	$(1.67)
Earnings per unit - distributed (basic and diluted):
Common unitholders	$1.22	$1.24	$-
Loss per unit - undistributed (basic and diluted):
Common unitholders	$(6.84)	$(2.43)	$(1.67)

Potential common units of 146,541 and 210,274 relating to unvested restricted common units for each of the years ended December 31, 2019 and 2018, respectively, have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 22 - OTHER INCOME, EXPENSE, NET

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the "Navios Holdings Guarantee") by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. As of December 31, 2019, the outstanding claim receivable amounted to $10,000 and is repayable in two installments, one of $5,000 by July 1, 2020 and one of $5,000 by January 1, 2021. The guarantee claim receivable presented under the captions "Amounts due from related parties-short term" and "Amounts due from related parties-long term" in the consolidated Balance Sheets. As of December 31, 2019, the amount of $3,638 related to the change in estimate of the guarantee claim receivable and is included under the caption "Other expense" of the consolidated Statements of Operations.

As of December 31, 2018, the amount of $2,000 related to reassessment of the guarantee claim receivable is included under the caption "Other expense" of the Consolidated Statements of Operations. As of December 31, 2018, the amount of $777 related to the discount of the Navios Holdings Guarantee is included under the caption "Other expense" of the Consolidated Statements of Operations.

On January 12, 2017, Navios Partners sold the MSC Cristina, which was classified as held for sale as of December 31, 2016, to an unrelated third party. The carrying value of the vessel was $125,000 and sale proceeds less costs to sell totaled $123,740. As of December 31, 2017, a loss of $1,260 had been recognized under the caption "Other expense" of the Consolidated Statements of Operations.

NOTE 23 - LEASES

Effective January 1, 2018 the Company elected to early adopt the requirements of Accounting Standard Update ("ASU") 2016-02, "Leases (Topic 842)". Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard continues to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance is substantially equivalent to the previous lease accounting guidance.

The following are the type of contracts that fall under ASC 842:

Time charter out contracts and pooling arrangements

The Company's contract revenues from time chartering and pooling arrangements are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts and pool arrangements to which the Company is party did not change from previous practice. For further analysis, refer to Note 2 - Summary of significant Accounting Policies.

Bareboat charter-in contract

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Kamsarmax vessel of 82,011 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $6. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an Operating Lease. Consequently, the Company has recognized an Operating Lease Liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Based on management estimates and market conditions, the lease term of this lease is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applied the respective incremental borrowing rate based on the remaining lease term of the specific lease. As of July 24, 2019, Navios Partners' incremental borrowing rate was approximately 7%.

As of December 31, 2019 and December 31, 2018 the unamortized balance of the lease liability amounted $14,201 and $0, respectively, and is presented under the captions "Operating Lease Liabilities, current and non-current portion" in the  consolidated balance sheet. Right of use asset amounted $14,241 and $0 as at December 31, 2019 and December 31, 2018, respectively, and is presented under the caption "Operating lease assets" in the consolidated balance sheet.

The Company recognizes the lease payments for its operating leases as charter hire expense on the consolidated statements of operations on a straight-line basis over the lease term. Lease expense for each of the years ended December 31, 2019 amounted to $958, in comparison to nil for the corresponding years ended December 31, 2018 and is included in the consolidated statement of operations within the caption "Time charter and voyage expenses".

As of December 31, 2019 the Company proceeded with step one of impairment assessment of the unamortized balance of the Right of use asset in relation to vessel Navios Libra. As the undiscounted projected net operating cash flows exceed the carrying value of the righ-of-use asset, no impairment loss was recognized as of December 31, 2019.

The table below provides the total amount of lease payments on an undiscounted basis on our chartered-in contracts as of December 31, 2019:

Charter-in vessels in operation
December 31, 2020	$2,178
December 31, 2021	2,172
December 31, 2022	2,132
December 31, 2023	2,081
December 31, 2024	2,086
December 31, 2025 and thereafter	9,222
Total	$19,871
Operating lease liabilities, including current portion	$14,201
Discount based on incremental borrowing rate	$5,670

Sale and Lease Back Agreements

During 2019 and 2018 the Company has entered into sale and leaseback agreements with unrelated third parties for five vessels of the Company's fleet. Navios Partners has purchase obligations to acquire the vessels at the end of the lease terms, consequently under ASC 842-40 the transfers of the vessels were determined to be failed sales and were treated as financing transactions. The vessels were not derecognized and continue to be depreciated over their respective useful lives, and tested for impairment as per Company's policy (see Note 11 - Borrowings).

NOTE 24 - SUBSEQUENT EVENTS

In January 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2019 of $0.30 per unit. The distribution was payable on February 13, 2020 to all unitholders of common units and general partner units of record as of February 11, 2020. The aggregate amount of the declared distribution was $3,366.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: April 1, 2020