Form 20-F
period 2020-12-31
Navios Maritime Partners L.P.
filed 2021-03-31
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________

FORM 20-F
_________________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

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
_________________________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 11,345,187 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer, "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. :

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15

U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;
•	our future financial condition or results of operations and our future revenues and expenses;
•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;
•	our current and future business and growth strategies and other plans and objectives for future operations;
•	our ability to take delivery of, integrate into our fleet, and employ additional vessels, whether secondhand, as the fleet being acquired in the Navios Maritime Containers L.P. (“Navios Containers”) merger, or any newbuildings we may order in the future;
•	future charter hire rates and vessel values;
•	the repayment of debt;
•	our ability to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	future supply of, and demand for, dry cargo commodities;
•	increases in interest rates;
•	our ability to maintain long-term relationships with major commodity traders, operators and liner companies;
•	our ability to leverage the scale, experience, reputation and relationships of Navios Maritime Holdings Inc. (“Navios Holdings”) and our manager Navios Shipmanagement Inc. (the “Manager”);
•	our continued ability to enter into long-term, fixed-rate time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;
•	potential liability and costs due to environmental, safety and other incidents involving our vessels;
•	our track record, and past and future performance, in safety, environmental and regulatory matters;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement, as amended (the “Management Agreement”) and the administrative services agreement (the “Administrative Services Agreement”) with the Manager and for reimbursements for fees and costs of our general partner;
•	estimated future maintenance and replacement capital expenditures;
•	future sales of our common units in the public market;
•	a lack of sufficient cash to pay the quarterly distribution on our common units;
•	the cyclical nature of the international dry cargo and container shipping industry;

•	fluctuations in charter rates for dry cargo carriers and containerships;
•	the number of newbuildings currently under construction;
•	changes in the market values of our vessels and the vessels for which we have purchase options;
•	an inability to expand relationships with existing customers and obtain new customers;
•	the loss of any customer or charter or vessel;
•	the aging of our fleet and resultant increases in operations costs;
•	damage to our vessels;
•	global economic outlook and growth and changes in general economic and business conditions, including the global impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;
•	general domestic and international political conditions, including wars, pandemics, terrorism and piracy;
•	public health threats, such as COVID-19, influenza and other highly contagious diseases or viruses;
•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;
•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	the changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization (the “IMO”) and the European Union (sometimes referred to as “EU”), or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;
•	the anticipated taxation of our partnership and our unitholders;
•	expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular;
•	our ability to retain key executive officers;
•	customers' increasing emphasis on environmental and safety concerns;
•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and
•	other factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

These and other forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Item 3. Key Information”.

The risks and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond our control and many of which have been and many further be, exacerbated by the COVID-19 pandemic. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2020 and 2019 and operating results for the years ended December 31, 2020, 2019, and 2018, were derived from the audited consolidated financial statements of Navios Maritime Partners L.P. (sometimes referred to as “Navios Partners”, the “Partnership”, the “Company”, “we” or “us”) which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and December 31, 2016 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(Expressed in thousands of U.S. dollars-except unit and per unit data)
Statement of Operations Data
Time charter and voyage revenues	$226,771	$219,379	$231,361	$211,652	$190,524
Time charter and voyage expenses	(11,028)	(12,331)	(10,024)	(4,158)	(5,673)
Direct vessel expenses	(10,337)	(6,985)	(6,180)	(7,172)	(6,381)
Vessel operating expenses (management fees entirely through related parties transactions)	(93,732)	(68,188)	(68,871)	(67,310)	(59,209)
General and administrative expenses	(24,012)	(20,984)	(18,458)	(17,163)	(12,351)
Depreciation and amortization	(56,050)	(53,255)	(58,334)	(72,760)	(92,370)
Vessels impairment loss	(71,577)	(36,680)	(44,344)	(32,677)	(27,201)
Loss on sale of securities	—	—	—	—	(19,435)
Interest expense and finance cost, net	(24,159)	(45,254)	(42,766)	(38,225)	(31,247)
Interest income	639	6,172	4,408	3,277	541
Impairment of receivable in affiliated company	(6,900)	—	—	—	—
Gain on change in control	—	—	—	4,068	—
Other income	5,055	1,053	1,554	9,884	14,523
Other expense	(4,344)	(4,990)	(5,384)	(5,133)	(4,270)
Equity in net earnings/ (loss) of affiliated companies	1,133	(40,071)	3,957	866	—
Net loss	$(68,541)	$(62,134)	$(13,081)	$(14,851)	$(52,549)
Balance Sheet Data (at year end)
Current assets, including cash	$60,780	$75,990	$111,112	$60,306	$56,349
Vessels, net	1,041,138	1,062,258	1,043,250	1,099,015	1,037,206
Total assets	1,207,269	1,253,517	1,314,133	1,305,302	1,268,580
Total long-term financial liabilities, including current portion, net	62,758	88,608	23,820	—	—
Total long-term debt, including current portion, net	424,099	400,420	483,665	493,463	523,776
Total operating lease liabilities, including current portion, net	13,153	14,202	—	—	—
Total partners' capital	654,830	728,019	776,753	767,710	680,209
Units issued and outstanding
Common unitholders	11,345,187	10,987,679	11,270,283	9,853,181	5,554,927
Weighted average units outstanding (basic and diluted)
Common unitholders	10,966,518	10,830,959	10,823,591	8,840,689	5,540,471
Loss per unit (basic and diluted)
Common unit	$(6.13)	$(5.62)	$(1.18)	$(1.65)	$(9.3)
Dividends declared per unit
Cash dividend per common unit	$0.45	$1.20	$1.20	—	—
Cash dividend per general partner unit	$0.45	$1.20	$1.20	—	—

	Year ended December 31,
	2020	2019	2018	2017		2016
	(Expressed in thousands of U.S. dollars-except unit and per unit data)
Cash Flow Data
Net cash provided by operating activities	$94,086	$70,395	$68,319	$53,499	(2)	$61,813	(2)
Net cash (used in)/ provided by investing activities	(83,854)	(17,034)	(67,888)	(187,211)		5,051
Net cash (used in)/ provided by financing activities	(9,906)	(84,414)	31,091	138,557	(2)	(76,315)	(2)
Fleet Data:
Vessels operating at end of period(1)	52	46	37	36		32

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

Not applicable.

D. Risk factors

Risks Relating to Our Business and our Industry

•	Our growth depends on continued growth in demand for drybulk commodities, finished or semi-finished goods, and the shipping of drybulk cargoes as well as the shipping of containers.
•	An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•	We are focused on employing vessels on long-term charters and we may have difficulties in doing so if a more active short-term or spot market develops.
•	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition from new entrants and established companies with significant resources.
•	As we expand our business, we may have difficulty managing our growth, which could increase expenses.
•	We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.
•	Delays in deliveries of secondhand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.
•	If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.
•	The loss of a customer, charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.
•	The aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.
•	Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.
•	Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.
•	The market value of our vessels may fluctuate significantly. If vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.
•	Charter rates in the drybulk and container shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay distributions.
•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less or no cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.
•	We may be subject to litigation that, if not resolved in our favor or not sufficiently insured against, could have a material adverse effect on us.
•	Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.
•	Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
•	Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.
•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.
•	A decrease in the level of China's imports of raw materials, exports of goods, or a decrease in trade globally could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•	We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.
•	Charter hire rates are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and our profitability. The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values.
•	The oversupply of drybulk vessel capacity may continue to prolong or further depress the current low charter rates, which has and may continue to limit our ability to operate our drybulk vessels profitably.
•	An oversupply of containership capacity may depress charter rates, as has happened in the past, or prolong the period of depressed charter rates, and adversely affect our ability to charter our containerships at profitable rates, or at all.
•	A number of third party owners have ordered so-called “eco-type” vessel designs or have retrofitted scrubbers to remove sulphur from exhaust gases, which may offer substantial bunker savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of “eco-type” or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.
•	Fuel price fluctuations may have an adverse effect on our profits.
•	If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels even prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions to unitholders, to the extent we are making distributions, may be diminished or our financial leverage could increase or our unitholders could be diluted.
•	We are subject to various laws, regulations and conventions, including environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident.
•	Climate change and government laws and regulations related to climate change could negatively impact our financial condition.
•	We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.
•	We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.
•	The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.
•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.
•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•	Economic conditions throughout the world, renewed terrorist activity, the growing refugee crises, trade wars and protectionist policies, could have a material adverse effect on our business, financial condition and results of operations.
•	Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
•	Our financial and operating performance may be adversely affected by the recent coronavirus outbreak.
•	Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.
•	Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

Risks Relating to Our Indebtedness

•	The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in foreclosure on our mortgaged vessels.
•	We may be unable to obtain additional debt financing for future acquisitions of vessels and to fund payments in respect of any newbuilding orders that we may place in the future.
•	Our debt levels may limit our ability to obtain additional financing and pursue other business opportunities, and our interest rates under our credit facilities may fluctuate and may impact our operations.
•	We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, which can affect our profitability, earnings and cash flow.
•	Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to outstanding debt.
•	Our credit facilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

Risks Relating to Our Units

•	Our board of directors may not declare cash distributions in the foreseeable future.
•	Any dividend payments on our common units would be declared in U.S. dollars, and any unit holder whose principal currency is not the U.S. dollar would be subject to risks of exchange rate fluctuations.
•	The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.
•	The price of our common units may be volatile.
•	Increases in interest rates may cause the market price of our common units to decline.
•	Substantial future sales of our common units in the public market, including through our continuous offering sales program, could cause the price of our common units to fall, and would dilute your ownership interests.
•	Unitholders may be liable for repayment of distributions.
•	Common unitholders have limited voting rights and our partnership agreement restricts the voting rights of common unitholders owning more than 4.9% of our common units.

Risks Relating to Our Organizational Structure, Taxes and Other Legal Matters

•	Navios Holdings and Navios Maritime Acquisition Corporation (“Navios Acquisition”) and their affiliates may compete with us.
•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions.
•	We depend on the Manager to assist us in operating and expanding our business.
•	The loss of key members of our senior management team could disrupt the management of our business.
•	The Manager may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased costs for its employees and crew and other vessel operating costs.
•	We may be subject to taxes, which may reduce our cash available for distribution to our unitholders.
•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.
•	We may have to pay tax on U.S.-source income, which would reduce our earnings.
•	Actions taken by holders of our common units could result in our being treated as a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.
•	You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.
•	We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.
•	Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•	We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.
•	Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.
•	Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.
•	Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to a third party without unitholder consent.
•	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if our public unitholders are dissatisfied, they will need a qualified majority to remove our general partner
•	Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
•	We can borrow money to pay distributions, it would reduce the amount of credit available to operate our business.
•	Our management will have broad discretion with respect to the use of the proceeds resulting from the issuance of common units whether under a continuous offering program or a secondary offering.
•	Our general partner and its affiliates, including Navios Holdings, own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.
•	Our officers face conflicts of interest and conflicts in the allocation of their time to our business.
•	Fees and cost reimbursements, which the Manager determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

Risks Relating to Our Business and our Industry

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

We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia. In past years, China and India have had two of the world's fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. The Asia Pacific and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the Organisation for Economic Cooperation and Development (“OECD”) and worldwide. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in such drybulk and container shipping trade and demand. For example, recent slowdowns of the Chinese economy have adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at low levels. A slowdown in the economies of the United States (sometimes referred to as the “US”) or the European Union, or certain other Asian countries may also adversely affect economic growth in the Asia Pacific region and India. A decline in demand for commodities transported in drybulk carriers and/or containerships, or an increase in supply of drybulk vessels or containerships could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel's carrying amount, resulting in a loss.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. In past years, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. For example, on January 1, 2021, the trade deal agreed between the United Kingdom and the European Union regarding Brexit went into effect on a provisional basis. The commercial, economic and financial short and long term effects of Brexit are still unknown. In addition uncertainty has been created about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers' business, operating results and financial condition. This could, in turn, affect our charterers' ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

We are focused on employing vessels on long-term charters and we may have difficulties in doing so if a more active short-term or spot market develops.

One of our principal strategies is to enter into long-term charters, although we believe it is impractical to determine the typical charter length for vessels in our sectors due to factors such as market dynamics, charter strategy and the private nature of charter agreements. If a market for long-term time charters in the sectors in which we operate does not develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for our vessels. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping dry cargoes or containerships is depressed or these markets become depressed during the period of any adjustable rate charter.

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

We intend to continue growing our fleet, either through purchases, ordering newbuilt vessels, the increase of the number of chartered-in vessels or through the acquisitions of businesses, as is the case with the latest acquisition of the Navios Containers’ fleet. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on our success in locating and acquiring suitable vessels, identifying and entering into shipbuilding contracts at acceptable prices and consummating acquisitions or joint ventures, integrating any acquired business successfully with our existing operations, enhancing our customer base, managing our expansion, and obtaining required financing.

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

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, continuing to meet technical and safety performance standards, managing relationships with customers and suppliers, dealing with potential delays in deliveries of newbuilding vessels, and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans. We may incur significant expenses and losses in connection therewith or our acquisitions may not perform as expected, which could materially adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel or a fleet may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. We may also fail to realize anticipated benefits of our growth, such as new customer relationships, cost-savings or cash flow enhancements, or we may be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet.

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

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial crisis of the shipbuilder;
•	a backlog of orders at the shipyard;
•	epidemics, pandemics, natural or man-made disasters;
•	political or economic disturbances;
•	weather interference or catastrophic event, such as a major earthquake or fire;
•	requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	Shortages of or delays in the receipt of necessary component machinery or equipment;
•	inability to finance the construction or conversion of the vessels; or
•	inability to obtain requisite permits or approvals.

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

For the year ended December 31, 2020, Hyundai Merchant Marine Co. (“HMM”), Singapore Marine Pte Ltd. (“Singapore Marine”), and Cargill International S.A. (“Cargill”), represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. For the year ended December 31, 2019, HMM, Swissmarine Asia Pte. Ltd. (“Swissmarine”) and Cargill, represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented. The charterers in the containership sector consist of a limited number of liner companies. The combination of any surplus of vessel capacity, the expected entry into service of new technologically advanced vessels, and the expected increase in the size of the world fleet over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of capacity available at lower charter rates and lack of demand for our customers could negatively affect our charterers' willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. The number of leading liner companies which are our client base may continue to shrink and we may depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unitholders.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. Our customers may go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts. If any of these customers terminates its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unitholders, as we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. Accordingly we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended.

For example, in 2016, HMM faced financial difficulties and developed a restructuring plan, which included restructuring agreements for five of our containerships (see Note 18 — Notes Receivable). In addition, Navios Partners has filed claims for lost revenues in connection with the 2016 filing by Hanjin for rehabilitation, which was later followed by entry into liquidation in 2017. In October 2020, the bankruptcy court ruled against one of the two claims filed by the Company. The relevant court is still assessing the claim regarding the Navios Luz. The Company has fully provided for these amounts in its books (see Note 2(f) — Summary of Significant Accounting Policies).

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

As of March 23, 2021, the vessels in our fleet had an average age of approximately 10.1 years, when most dry cargo vessels have an expected life of approximately 25 years for drybulk vessels and 30 years for containerships and we may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. As our fleet ages, we will incur increased costs. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter our vessels due to their age, it could materially adversely affect our earnings.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability.

As we do not maintain off-hire insurance except in cases of loss of hire up to a limited number of days due to war or piracy events any extended off-hire period could have a material adverse effect on our results of operations, cash flows and financial condition.

For more information on “off-hire” see “Item 4. Information on the Partnership - B. Business Overview – Off-hire.”

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

The factors that influence vessel values include:

•	the number of newbuilding deliveries;
•	prevailing economic conditions in the markets in which drybulk or containerships operate;
•	reduced demand for drybulk or containerships, including as a result of a substantial or extended decline in world trade;
•	the number of vessels scrapped or otherwise removed from the total fleet;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	changes in global dry cargo commodity supply or sources and destinations of containerized cargoes;
•	types, sizes and age of vessels;
•	advances in efficiency, such as the introduction of remote or autonomous vessels;
•	the development of an increase in use of other modes of transportation;
•	where the ship was built and as-built specification;
•	lifetime maintenance record;
•	the cost of vessel acquisitions;
•	governmental or other regulations (including the application of any IMO rules, including those contemplated regarding any reduction in CO2 emissions);
•	prevailing level of charter rates;
•	the availability of financing, or lack thereof, for ordering newbuildings or for facilitating ship sale and purchase transactions;
•	general economic and market conditions affecting the shipping industry; and
•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

The current charter rates for dry cargo vessels have significantly decreased from their historic highs reached in the second quarter of 2008. Current container charter rates have also decreased from historic highs reached in the first half of 2005. If the drybulk or container shipping industries, which have been highly cyclical and volatile, are depressed in the future when our charters expire, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to re-charter our vessels upon the expiration or termination of their current charters, or on vessels that we may acquire in the future, as well as, the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

All of our drybulk time charters are scheduled to expire on dates ranging from March 2021 to June 2024. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

Five containerships that we own are on long-term time charter for ten years until 2023 with our option to extend until 2028. The other two containerships are on time charters that expire within the third quarter of 2021 and 2022. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers.

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

For detailed information on the amount of management fees owed under the Management Agreement, please see the section entitled, “Item 5. Operating and Financial Review and Prospects - A. Operating results – Vessel operating expenses (management fees)”.

We may be subject to litigation that, if not resolved in our favor or not sufficiently insured against, could have a material adverse effect on us.

We have been and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, potential costs due to environmental damage and vessel collisions, and other tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect on the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2020, the value of the U.S. dollar as compared to the Euro decreased by approximately 8.5% compared with the respective value as of December 31, 2019. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures, which includes active monitoring, training, reporting and other activities designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy, loading and discharging speed and personnel required to operate. The potential introduction of remote controlled or autonomous vessels, which would significantly reduce or eliminate the costs of crew and victuals, could put our vessels at an efficiency disadvantage. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments that we receive for our vessels upon expiration of their current charters and the resale value of our vessels could significantly decrease. This could adversely affect our revenues and cash flows, and our ability to service our debt or make distributions to our unitholders and repurchases of common units.

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

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, financial condition, cash flows and results of operations. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, and could have a material adverse effect on our business, financial condition, cash flows and results of operations. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unitholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. For example, in 2020, China imported 1.146 billion tons of iron ore by sea out of a total of 1.503 billion tons shipped globally, accounting for about 76% of the global seaborne iron ore trade. While it only accounted for approximately 20% of seaborne coal movements of coal in 2020 according to current estimates (238 million tons imported compared to 1.165 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (264 million tons imported compared to 1.183 billion tons of seaborne coal traded globally). Our drybulk vessels and containerships are deployed by our charterers on routes involving drybulk or container trade in and out of emerging markets, and our charterers' drybulk and container shipping and business revenue may be derived from the shipment of goods within the Asia Pacific region and to or from various overseas export markets. Any reduction in or hindrance to China-based importers or exporters could have a material adverse effect on the growth rate of China's imports and exports and on our charterers' business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal and Chinese-made goods, or promoting the export of Chinese coal or increasing consumption of natural gas or banning imports of coal or other commodities from certain countries to China or increasing the production of electricity from renewable resources. This may have the effect of (i) reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for drybulk shipping, and (ii) reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. The ongoing global trade war between the U.S. and China may contribute to an economic slowdown in China.

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

In addition, China has enacted a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Similarly, an extension or expansion of the current worldwide pandemic, or withdrawals or changes to economic stimulus packages by China or other nations to combat the pandemic may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China or imports of commodities to China, which would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have declined significantly from historically high levels. For example, in the past time charter and spot market rates for drybulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 26 key drybulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI showed improvement since then, it has ranged from a high of 2,518 in September 2019 to a low of 393 in May 2020, it remains at low levels compared to historical highs and there can be no assurance that the drybulk charter market will not decline further.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a $/day per twenty-foot equivalent units (“TEU”) weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2020, the Containership Timecharter Rate Index stood at 61 points, hit a bottom of 41 points as of the end of June 2020 and then rose to 115 points at the beginning of March 2021.

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

Factors that influence demand for vessels capacity include:

•	global and regional economic and political conditions, including armed conflicts, wars and terrorist activities (including piracy), embargoes and strikes;
•	disruptions and developments in international trade, including the effects of currency exchange rate changes;
•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;
•	supply and demand for energy resources, drybulk products, commodities, semi-finished and finished consumer and industrial products;
•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•	supply and demand for products shipped in containers;
•	supply and demand for commodities shipped in dry cargo vessels;
•	changes in global production of raw materials, semi-finished or finished goods and products transported by containerships;
•	the distance drybulk cargo or containers are to be moved by sea;
•	fuel prices for the bunker fuel used aboard ships;
•	whether the vessel is equipped with scrubbers or not;
•	natural or man-made disasters;
•	the globalization of manufacturing;
•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;
•	weather and crop yields;
•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes (including the application of stimulus programs or withdrawal of same), import and export restrictions, including trade wars, central bank policies and pollution conventions or protocols;
•	competition from alternative sources of energy or governmental policies encouraging use of alternative energy supplies;
•	international sanctions, embargoes, and nationalizations; and
•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are out of service (including any held in quarantine or waiting for crew changes due to health related or other restrictions), namely those that are laid-up, drydocked, awaiting or undergoing repairs or otherwise not available for hire;
•	the scrapping rate of older vessels;
•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;
•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	the number of newbuilding deliveries;
•	vessel casualties;
•	weather;
•	changes in environmental and other regulations and standards (including IMO rules requiring a reduction in the use of high sulphur fuels, the fitting of additional ballast water treatment systems and upcoming rules intended to reduce CO2 emissions) that limit the profitability, operations or useful lives of vessels;
•	the price of steel, fuel and other raw materials; and
•	the economics of slow steaming.

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

We anticipate that the future demand for our vessels will be dependent upon economic growth in all of the world's economies, particularly China and India, seasonal and regional changes in demand, changes in the capacity of the global dry and container fleets and the sources and supply of drybulk or containerized cargo to be transported by sea.

The oversupply of drybulk vessel capacity may continue to prolong or further depress the current low charter rates, which has and may continue to limit our ability to operate our drybulk vessels profitably.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of March 1, 2021, newbuilding orders had been placed for an aggregate of about 6% of the existing global drybulk fleet, with deliveries expected during the next three years. That 6% is an all-time low since records began in January 1996, but there is no guarantee that the orderbook will continue at these low levels in the future. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An oversupply of containership capacity may depress charter rates, as has happened in the past, or prolong the period of depressed charter rates, and adversely affect our ability to charter our containerships at profitable rates, or at all.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet from 21% in October 2015 to an all-time low of 8% as of October 2020, but has since increased to 12% as of March 2021. The orderbook remains significantly skewed towards vessels over 8,000 TEU. An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress current charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

A number of third party owners have ordered so-called “eco-type” vessel designs or have retrofitted scrubbers to remove sulphur from exhaust gases, which may offer substantial bunker savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of “eco-type” or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

New eco-type vessel designs or scrubber retrofits purport to offer material bunker savings compared to older designs, including certain of our vessels. Fitting scrubbers will allow a ship to consume high sulphur fuel oil (“HSFO”) which is expected to be cheaper than the low sulphur fuel oil (“LSFO”) that ships without scrubbers must consume to comply with the IMO 2020 low sulphur emission requirements. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of our fleet which may not have scrubbers. As the supply of such “eco-type” or scrubber retrofitted vessels increases, if the differential between the cost of HSFO and LSFO remains high, or if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-”eco-type”, non-scrubber retrofitted vessels, impair our ability to re-charter such vessels at competitive rates and have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments (such as the impact of the COVID-19 pandemic), supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by local and national laws, as well as international treaties and conventions, and implementing regulations related to climate change. Any passage of climate control treaties, legislation, or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases (“GHGs”) could require us to make significant financial expenditures that we cannot predict with certainty at this time. This could include, for example, the adoption of regulatory frameworks to reduce GHG emissions, such as carbon dioxide, methane and nitrogen oxides. The climate change efforts undertaken to date are detailed below.

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

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk of uninsured losses which could significantly affect our business remains. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag States have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance therewith them as an essential part of compliance with the International Ship and Port Facility Security Code (“ISPS Code”).

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries, as described in this report. Under economic and trade sanctions laws, governments and organizations may seek to impose modifications to or prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties. To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

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

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Partnership. B. Business Overview - Sanction and Compliance”

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in the fleet.

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

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel has been built and maintained, is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS (as defined below). Our owned fleet is currently enrolled with American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNVGL, and Lloyd's Register.

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

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull and machinery insurance and/or protection and indemnity insurance, which would result in a breach of relevant covenants under our financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to make distributions to our unitholders.

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

The global economy remains relatively weak, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like the continuing global impact of the COVID-19 pandemic and the availability of the vaccines and their global deployment, fiscal fragility in advanced economies, high sovereign and private debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in Syria, renewed terrorist attacks around the world and the emergence of populist and protectionist political movements in advanced economies.

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

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic crisis (such as the ongoing COVID-19 pandemic) and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The continuing refugee crisis in the European Union, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, general political unrest in Ukraine, political tension, continuing concerns relating to Brexit (as defined herein), concerns regarding epidemics and pandemics, including the ongoing outbreak of COVID-19, and its spread throughout Asia and other parts of the world, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea have led to increased volatility in global credit and equity markets. Further, as a result of the ongoing political, social and economic turmoil in Greece resulting from the sovereign debt crisis and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece, as well as any work, travel or other restrictions implemented due the impact of the ongoing COVID-19 pandemic, may disrupt the shoreside operations of our Manager located in Greece.

In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows and cash available for distributions to our unitholders and repurchases of common units.

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

Our financial and operating performance may be adversely affected by the recent coronavirus outbreak.

Our business could be materially and adversely affected by the ongoing COVID-19 pandemic. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, global demand for goods shipped in containerships and dry bulk vessels as well as the price of international freights and hires. If the effect of the coronavirus is ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect. The effects of the coronavirus remain uncertain, and should customers be under financial pressure this could negatively affect our charterers' willingness to perform their obligations under our time charters. The loss or termination of any of our time charters or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders and repurchases of common units.

In addition, certain countries have introduced travel restrictions and adopted certain hygiene measures, including quarantining. European countries and the United States have previously adopted stringent measures to contain the spread of the virus. Any prolonged measure, or the reimplementation of previously lifted measures, may affect our normal operations and those of our Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards and, of administrative personnel in their offices, which could exceed previously calculated repair periods, causing our vessels to remain off-hire for longer periods than planned. We may face increased costs operating our vessels due to travel restrictions and quarantine requirements. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 related disruptions may lead to the termination of charters leaving our vessels without employmen. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our vessels generally. Furthermore, the global recession caused by the pandemic could be prolonged and could also severely affect financing institutions. If any such impact on the financial system is not addressed, we may find it difficult to finance loans that are maturing or to obtain financing for new projects, thus materially affecting our financial position.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

At present, it is not possible to ascertain the overall impact of COVID-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government of the jurisdiction where one or more of our vessels are registered could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we may be entitled to compensation in the event of a requisition of one or more of our vessels the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition, and results of operations, as well as our cash flows, including cash available for distributions to our unitholders.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Other areas where piracy has affected shipping include the Indian Ocean, the Strait of Malacca, the Arabian Sea, and the Mozambique Channel. Acts of piracy are a material risk to the international container shipping industry. Our vessels regularly travel through regions where pirates are active. Piracy not only increases our risk of loss of property and the cost of delay or detention, but it may also increase our risk of liability for death or personal injury. We may incur increased insurance premiums for “war risk” coverage or, if such insurance is unavailable, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions. While we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Crew and security costs could also increase in such circumstances. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions.

Risks Relating to Our Indebtedness

The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in foreclosure on our mortgaged vessels.

If the market value of our owned vessels decreases, we may be required to record additional impairment charges in our consolidated financial statements that, among other things, could cause us to breach covenants contained in our credit facilities, which could adversely affect our financial results. We purchased the majority of our drybulk vessels from Navios Holdings based on market prices that were, for certain vessels, at historically high levels. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt.

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

As of December 31, 2020, the total borrowings amounted to $491.2 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

We are exposed to volatility in the LIBOR, which can affect our profitability, earnings and cash flow.

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

Our outstanding debt bears interest rates in relation to LIBOR. On July 27, 2017, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicated that the continuation of LIBOR on the current basis is not guaranteed after 2021. It is unclear if at that time new methods of calculating LIBOR will be established such that it continues to exist after 2021. On November 30, 2020 the administrator of LIBOR, the ICE Benchmark Administration (“IBA”), announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from the December 31, 2021 deadline but ceasing to determine the remaining U.S. dollar LIBOR tenors on June 30, 2023. This announcement coincided with an announcement by the International Swaps and Derivatives Association that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process.

In addition, lenders have recently insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

Uncertainty surrounding a phase-out of LIBOR may adversely affect the trading market for LIBOR-based agreements, which could negatively affect our operating results and financial condition as well as on our cash flows, including cash available for distributions to our unitholders. We are continuing to evaluate the risks resulting from a termination of LIBOR and our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties.

Our credit facilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

We have two credit facilities with DVB Bank S.E. (the “DVB $66m Credit Facility” and the “DVB $44m Credit Facility”), a credit facility with BNP PARIBAS (the “BNP Credit Facility”), a credit facility with Nordea Bank AB, Skandinaviska Enskilda Banken AB and NIBC Bank N.V. (the “Nordea Credit Facility”), a credit facility with NIBC Bank N.V. (the “NIBC Credit Facility”), a credit facility with DNB Bank ASA (the “DNB Credit Facility”), a credit facility with Hamburg Commercial Bank AG (the “HCOB Credit Facility”), two credit facilities with Credit Agricole Corporate and Investment Bank (“CACIB”) (the “CACIB $52.8m Credit Facility” and the “CACIB $33.0m Credit Facility”), a credit facility with ABN Amro Bank N.V. (the “ABN $32.2m Credit Facility”), a credit facility with Hellenic Bank Public Company Limited (the “Hellenic Credit Facility”) and a credit facility with Dory Funding DAC (the “Dory Credit Facility”). We also have five sale and leaseback agreements with unrelated third parties for the Navios Fantastiks, the Navios Beaufiks, the Navios Sol, the Navios Sagittarius and the Navios Ace (together, the “Financial Liabilities”). As of December 31, 2020, the outstanding loan balance under Navios Partners' borrowings, net of deferred finance costs, was $486.9 million.

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

Our credit facilities also require us to comply with the International Safety Management Code (the “ISM Code”), and the ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging from over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $0.5 million to $0.65 million per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

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

Our common units, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. dollars. Unitholders whose principal currency is not the U.S. dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. dollar in relation to such foreign currency will reduce the value of such unitholders' units and any appreciation of the U.S. dollar will increase the value in foreign currency terms. In addition, we will not offer our unitholders the option to elect to receive dividends, if any, in any other currency. Consequently, unitholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

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

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including limited availability of market quotations for our securities, limited amount of news and analyst coverage for us, decreased ability for us to issue additional securities or obtain additional financing in the future, limited liquidity for our unitholders and the loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders, and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;
•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;
•	our making of distributions;
•	mergers and strategic alliances in the shipping industry;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	shortfalls in our operating results from levels forecasted by securities analysts;
•	announcements concerning us or our competitors;
•	general economic conditions, including the impact of the COVID-19 pandemic;
•	terrorist acts;
•	future sales of our common units or other securities;
•	investors' perceptions of us and the international container shipping industry;
•	the general state of the securities markets; and
•	other developments affecting us, our industry or our competitors.

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

In order to raise additional capital, we may in the future offer additional common units or other securities convertible into or exchangeable for our common units, including convertible debt. For instance, in 2016 we entered into a Continuous Offering Program Sales Agreement for the offer and sale of up to $25.0 million in aggregate amount of our common units from time to time through the sales agent. Whether we choose to effect future sales under the continuous offering program or through secondary offerings, will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital.

We cannot predict the size of future issuances or sales of our common units, including those made pursuant to the continuous offering program sales agreement or in connection with future acquisitions or capital activities, or the effect, if any, that such issuances or sales may have on the market price of our common units. The issuance and sale of substantial amounts of common units, including issuance and sales pursuant to the continuous offering program sales agreement, or announcement that such issuance and sales may occur, could adversely affect the market price of our common units, and decrease unitholders' proportionate ownership interest in us.

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

Risks Relating to Our Organizational Structure, Taxes and Other Legal Matters

In addition to the following risk factors, you should read the sections entitled “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

Navios Holdings and Navios Maritime Acquisition Corporation (“Navios Acquisition”) and their affiliates may compete with us.

Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Omnibus Agreement”) in connection with the closing of Navios Partners’ initial public offering “IPO” governing, among other things, Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Holdings. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of the Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

In connection with Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into the Omnibus Agreement with Navios Midstream, Navios Acquisition and Navios Holdings (the “Navios Midstream Omnibus Agreement”) pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any very large crude carriers (“VLCCs”), crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes if either (1) at least 75.0% of its gross income for any taxable year consists of certain types of “passive income”, or (2) at least 50.0% of the average value of the entity's assets produce or are held for the production of those types of “passive income”. Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for any taxable year, and we do not believe that we will be a PFIC for 2020 and subsequent taxable years. For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2020 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

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

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2020 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption, including the delisting of our securities from quotation on the NYSE and thereby make us subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “Risks Relating to Our Units-The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Although we believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2020, or at any time during 2020, tax rules enacted by the 2017 Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of the equity interests of Navios Partners for purposes of determining whether Navios Partners is a CFC. If, in the future, U.S. holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Partners own in the aggregate more than 50% of the equity of Navios Partners (by vote or value), in each case, directly, indirectly or constructively, Navios Partners would become a CFC.

U.S. holders who at all times own less than 10% of our equity should not be affected. However, if we were to become a CFC, any U.S. holder owning 10% or more (by vote or value), directly, indirectly, or constructively (but not through downward attribution), of our equity could be subject to U.S. federal income tax in respect of a portion of our earnings. Any U.S. holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly or constructively, of the equity of Navios Partners should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Partners being treated as a CFC (see “Material U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation U,S, Holders - Controlled Foreign Corporation).

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

We rely on the master limited partnership structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.

We rely on the master limited partnership structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.

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

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by Olympos Maritime Ltd. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership;
•	appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or, general partner interest or votes upon the dissolution of the partnership;
•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;
•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the Conflicts Committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and
•	provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

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

As of March 24, 2021, Navios Holdings directly owned 2,070,216 common units, which represented a 18.2% common interest in us based on all outstanding common units. As of March 24, 2021, our general partner owned 237,822 general partner units, which represented a 2.1% interest in us based on all outstanding common units and general partner units.

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

•	The vote of the holders of at least 66 2/3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns approximately 18.2% of the total number of outstanding common units.
•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.
•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.
•	A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unitholders may be removed from our board of directors at any time with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner or director liable for actual fraud or willful or wanton misconduct in its capacity as our general partner or as a member of the board of directors, as the case may be. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner or as a member of the Board of Directors, as the case may be.
•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.
•	Unitholders' voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.
•	We have substantial latitude in issuing equity securities without unitholder approval.

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

Our general partner and its affiliates, including Navios Holdings, own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.

Navios Holdings is our main unitholder owning an approximate 18.2% limited partner interest in us. In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in the Company to N Shipmanagement Acquisition Corp. and related entities, affiliated with the Company's Chairman and Chief Executive Officer. Our general partner owns 2.1% interest in us based on all outstanding common untis and general partner units. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unitholders or deprive unitholders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unitholders may in some cases conflict with our unitholders. The interests of our general partner and its affiliates, including Navios Holdings, may be different from your interests. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and Navios Acquisition. Our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition and Navios Holdings. Navios Holdings and Navios Acquisition conduct substantial businesses and activities of their own. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Acquisition, Navios Holdings and their respective affiliates. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to Navios Holdings, Navios Acquisition, and their affiliates. As such these individuals have fiduciary duties to Navios Holdings and Navios Acquisition which may cause them to pursue business strategies that disproportionately benefit Navios Holdings and Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Holdings and Navios Acquisition, on the one hand, and us and our unitholders on the other hand. Based solely on the anticipated relative sizes of our fleet and the fleet owned by the Navios Holdings and Navios Acquisition, over the next twelve months, we estimate that certain our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Holdings, Navios Acquisition and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Fees and cost reimbursements, which the Manager determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Manager. We pay the Manager, a commercial and technical management fee under the management agreement, as well as an administrative services fee under the Administrative Services Agreement.

Pursuant to the Management Agreement, dated November 16, 2007, as amended or supplemented from time to time, the Manager provides commercial and technical management services to our vessels. The term of the Management Agreement as amended in August 2019 and December 2019, expires on January 1, 2025. During the remaining years of the term of the management agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

In addition, the Manager will provide us with administrative services, pursuant to the Administrative Services Agreement dated November 16, 2007, as amended or supplemented from time to time, expiring on January 1, 2025, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability.

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

For detailed information on the amount of management fees owed under the Management Agreement, please see the section entitled, “Item 5. Operating and Financial Review and Prospects - A. Operating results – Vessel operating expenses (management fees)”.

Item 4. Information on the Partnership

A. History and Development of the Partnership

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands as a limited partnership, under the Marshall Islands Limited Partnership Act. Olympos Maritime Ltd. is Navios Partners' general partner (the “General Partner”) and currently owns an approximately 2.1% interest in Navios Partners based on all outstanding units and general partner units.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain and fertilizer and also containers, chartering its vessels generally under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece, Singapore and Monaco.

The principal executive offices of Navios Partners are located at c/o Navios Maritime Partners L.P., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140.

Pursuant to the IPO on November 16, 2007, Navios Partners entered into the following agreements:

(a)  the Management Agreement with the Manager (the “Management Agreement”) pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b)  the Administrative Services Agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

(c)  the Omnibus Agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The address of the Company’s internet site is https://www.navios-mlp.com. Information contained on this website does not constitute part of this report.

Navios Containers Merger

On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company will acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company (the “Transaction”). Under the terms of the Transaction, public unitholders of Navios Containers will receive 0.39 of a common unit of the Company for each outstanding common unit of Navios Containers. The Transaction was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The general partner of Navios Containers consented to the merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction is expected to close on or about March 31, 2021. The expenses of this transaction are included in the General and Administrative expenses, in the Consolidated Statements of Operations.

Financing Arrangements

On March 23, 2021, Navios Partners entered into a new credit facility with a commercial bank for a total amount of $58.0 million in order to refinance the CACIB $33.0m Credit Facility and to finance the acquisition of two dry bulk vessels. The credit facility matures in March 2026 and bears interest at LIBOR plus 3% per annum. On March 30, 2021, the entire amount was drawn under this loan, net of the loan’s discount of $0.4 million.

Navios Partners is in advance discussions with a commercial bank for a new credit facility of up to $115.0 million for the refinancing of its’ existing facility maturing in August 2021. The new facility is expected to mature in the second quarter of 2025 and bears interest at LIBOR plus 3% per annum. The transaction is expected to close in the second quarter of 2021, however it cannot be certain that a definitive agreement will be executed or that the refinancing will be consummated in whole or in part.

On September 30, 2020, the Company entered into a second supplemental agreement with ABN Amro Bank N.V., to extend the terms of the then outstanding balance of the ABN Amro Bank N.V. credit facility (the “ABN $23.5m Credit Facility”). The Company had initially entered into a credit facility with ABN Amro Bank N.V., on December 12, 2019, of up to $23.5 million, in order to finance the acquisition of the five containerships acquired from Navios Europe I, which had subsequently been refinanced from Hellenic Bank Public Company Limited in June 2020. The facility was due to matured in the second quarter of 2021 and bore interest at LIBOR plus 400 bps per annum up to February 28, 2021 and 600 bps per annum up to maturity date. On January 13, 2021, Navios Partners fully repaid the outstanding balance of $3.4 million.

On September 28, 2020, the Company entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “CACIB $33.0m Credit Facility”) of up to $33.0 million in order to finance the acquisition of the two drybulk vessels acquired from Navios Holdings. The facility matures in the third quarter of 2025 and bears interest at LIBOR plus 325 bps per annum up to maturity date.

On June 26, 2020, the Company entered into a new credit facility with ABN Amro Bank N.V. (the “ABN $32.2m Credit Facility”) of up to $32.2 million in order to finance the acquisition of the five drybulk vessels acquired from Navios Europe II. The facility matures in the second quarter of 2021 and bears interest at LIBOR plus 400 bps per annum up to December 31, 2020 and 425 bps per annum up to maturity date.

On June 25, 2020, the Company entered into a new credit facility with Hellenic Bank Public Company Limited (the “Hellenic Credit Facility”) in order to partially refinance the ABN $23.5m Credit Facility, relating to four of the containerships acquired from Navios Europe I, of up to $17.0 million (divided into four tranches). The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 350 bps per annum. On January 28, 2021, Navios Partners prepaid the outstanding balance of the fourth tranche in the amount of $3.7 million. On February 11, 2021, Navios Partners prepaid the outstanding balance of the third tranche in the amount of $3.8 million.

Distributions

In January 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2020 of $0.05 per unit. The distribution was paid on February 12, 2021 to all unitholders of common units and general partner units of record as of February 9, 2021. The aggregate amount of the declared distribution was $0.6 million.

Equity Offerings and Issuances

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25.0 million. An amended Sales Agreement was entered into on August 3, 2020. As of March 26, 2021, since the commencement of the amended Sales Agreement, Navios Partners has issued 578,971 units and received net proceeds of $7.8 million. Pursuant to the issuance of the common units, Navios Partners issued 11,816 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units are expected to be approximately $0.2 million.

Acquisitions and Sales of Vessels

Acquisitions of Vessels

On March 25, 2021, Navios Partners agreed to bareboat charter-in one Japanese newbuilding capesize vessel from an unrelated third party. The vessel has approximately 180,000 dwt and is being bareboat chartered-in for 15 years. Navios Partners has the option to acquire the vessel starting at the end of year four until the end of the charter period. Assuming exercise of the option at the end of the 15-year period, the implied fixed interest rate is 5.0%. The vessel is expected to be delivered into Navios Partners’ fleet during the first half of 2023.

On March 23, 2021, Navios Partners agreed to acquire from Navios Holdings the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt. On March 30, 2021, Navios Partners completed the acquisition of the two vessels from Navios Holdings for a purchase price of $39.3 million, including working capital adjustments.

On March 23, 2021, Navios Partners agreed to acquire from an unrelated third party a newbuilding Panamax vessel for a purchase price of $31.6 million. The vessel has approximately 81,000 dwt and is expected to be delivered into Navios Partners’ fleet during the second half of 2022.

On January 25, 2021, Navios Partners agreed to bareboat charter-in three Japanese newbuilding capesize vessels from an unrelated third party. Each vessel has approximately 180,000 dwt and is being bareboat chartered-in for 15 years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Assuming exercise of the option at the end of the 15-year period, the implied fixed interest rate is 4.4%. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022.

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51.0 million, including working capital balances of $(4.4) million.

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56.1 million in total, including working capital balances of $(2.7) million, following the liquidation of Navios Europe II.

Sales of Vessels

On March 25, 2021, Navios Partners completed the sale of the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sale price of $8.2 million.

On February 10, 2021, Navios Partners completed the sale of the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sale price of $8.9 million.

On January 28, 2021, Navios Partners completed the sale of the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sale price of $11.1 million.

On January 13, 2021, Navios Partners completed the sale of the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sale price of $4.6 million.

On December 10, 2020, Navios Partners completed the sale of the Navios Soleil, a 2009-built Ultra–Handymax vessel of 57,337 dwt, to an unrelated third party for a net sale price of $8.2 million.

B. Business Overview

Introduction

We are an international owner and operator of dry cargo vessels formed by Navios Holdings (NYSE: NM), is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Our vessels are generally chartered-out under medium to long-term time charters with an average remaining term of approximately two years to a strong group of counterparties, including Cargill International S.A., Singapore Marine Pte Ltd. and HMM.

Our Fleet

Navios Partners’ fleet consists of 27 Panamax vessels, 18 Capesize vessels, four Ultra-Handymax vessels and seven Containerships, including two Panamax bareboat charter-in vessels which are expected to be delivered by the first half of 2021; three Capesize bareboat charter-in vessels which are expected to be delivered by the second half of 2022; two Panamax vessels acquired on March 30, 2021 and one Panamax vessel expected to be delivered by the second half of 2022, excluding one Capesize bareboat charter-in vessel which is expected to be delivered by the first half of 2023. Pursuant to the anticipated merger, Navios Partners’ fleet will consist of 27 Panamax vessels, 18 Capesize vessels, four Ultra Handymax vessels and 36 containerships, including two Panamax bareboat charter-in vessels, which are expected to be delivered by the first half of 2021; three Capesize bareboat charter-in vessels which are expected to be delivered by the second half of 2022; two Panamax vessels acquired on March 30, 2021 and one Panamax vessel expected to be delivered by the second half of 2022, excluding one Capesize bareboat charter-in vessel which is expected to be delivered by the first half of 2023. Pursuant to the anticipated merger our fleet will have an average age of 10.7 years for drybulk vessels and containerships, which approximates the current industry average of about 10.6 years for drybulk vessels and 13.2 years for containerships, respectively (both industry averages as of March 1, 2021). Panamax vessels are highly flexible vessels capable of carrying a wide range of dry cargo commodities, including iron ore, coal, grain and fertilizer and being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Containerships are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings and other affiliates.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

Pursuant to the anticipated merger with Navios Containers, Navios Partners anticipates it will own and operate a fleet comprised of 49 dry bulk vessels and 36 containerships. The following table provides summary information about Navios Partners fleet and Navios Containers fleet as of March 23, 2021:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios La Paix	Ultra-Handymax	2014	61,485	—	111% average BSI 58 10TC	February 2022
Navios Christine B	Ultra-Handymax	2009	58,058	$9,548	No	January 2022
Navios Amaryllis	Ultra-Handymax	2008	58,735	$8,835	No	August 2021
Serenitas N	Ultra-Handymax	2011	56,644	$11,020	No	April 2021
Navios Hyperion	Panamax	2004	75,707	$8,759	No	March 2021
				$10,106	No	June 2021
				—	100% average BPI 4TC	October 2021
Navios Alegria	Panamax	2004	76,466	$8,667	No	March 2021
				—	99.5% average BPI 4TC	April 2022
Navios Orbiter	Panamax	2004	76,602	$8,663	No	March 2021
				$13,379	No	June 2021
				—	100% average BPI 4TC	February 2022
Navios Helios	Panamax	2005	77,075	—	100% average BPI 4TC	March 2021
				$12,031	No	June 2021
				—	100% average BPI 4TC	October 2021
Navios Sun	Panamax	2005	76,619	$9,144	No	March 2021
				$13,475	No	June 2021
				—	100% average BPI 4TC	February 2022
Navios Hope	Panamax	2005	75,397	$9,625	No	January 2022
				—	100% average BPI 4TC	February 2022
Navios Sagittarius(6)	Panamax	2006	75,756	$10,783	No	November 2021
Navios Harmony	Panamax	2006	82,790	$8,740	No	April 2021
Navios Prosperity I	Panamax	2007	75,527	$10,213	No	April 2021
Navios Libertas	Panamax	2007	75,511	$8,550	No	April 2021
Navios Altair I	Panamax	2006	74,475	$8,075	No	March 2021
Navios Symmetry	Panamax	2006	74,381	$11,804	No	January 2022
Navios Apollon I	Panamax	2005	87,052	—	109% average BPI 4TC	February 2022
Navios Sphera	Panamax	2016	84,872	$11,954	No	March 2021
				—	120% average BPI 4TC	May 2022
Navios Camelia	Panamax	2009	75,162	$9,975	No	August 2021
Navios Anthos	Panamax	2004	75,798	$9,595	No	January 2022
Navios Azalea	Panamax	2005	74,759	$11,400	No	May 2021
Copernicus N	Panamax	2010	93,062	—	95.75% average BPI 4TC	April 2021
Unity N	Panamax	2011	79,642	—	95.5% average BPI 4TC	April 2021
Odysseus N	Panamax	2011	79,642	$9,390	No	March 2021
				—	95.5% average BPI 4TC	June 2021
Navios Victory	Panamax	2014	77,095	—	112% average BPI 4TC	April 2021
				$12,513	No	April 2022
Navios Beaufiks(7)	Capesize	2004	180,310	—	100% average BCI 5TC	April 2021
Navios Symphony	Capesize	2010	178,132	—	100.5% average BCI 5TC	October 2021
Navios Fantastiks(8)	Capesize	2005	180,265	$21,650	No	March 2023
Navios Aurora II	Capesize	2009	169,031	$14,857	No	March 2021
				—	95.25% average BCI 5TC	April 2022
Navios Pollux	Capesize	2009	180,727	—	100% of pool earnings	June 2021
Navios Sol(9)	Capesize	2009	180,274	$17,636	No	March 2021
				$17,922	No	April 2021
				—	110% average BCI 5TC	March 2022
Navios Fulvia	Capesize	2010	179,263	$15,561	No	March 2021
				—	100% average BCI 5TC	June 2021
Navios Buena Ventura	Capesize	2010	179,259	Freight Voyage/ TCE Estimate $18,000	No	April 2021
Navios Melodia	Capesize	2010	179,132	$29,356	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average	September 2022
Navios Luz	Capesize	2010	179,144	—	101% average BCI 5TC	March 2022
Navios Ace(10)	Capesize	2011	179,016	Freight Voyage/ TCE Estimate $21,400	No	May 2021
Navios Aster	Capesize	2010	179,314	$16,431	No	March 2021
				—	105% average BCI 5TC	May 2021
Navios Joy	Capesize	2013	181,389	$18,664	No	April 2021
				—	113% average BCI 5TC	May 2021
Navios Gem	Capesize	2014	181,336	$17,623	No	February 2022
Navios Mars	Capesize	2016	181,259	$22,610	No	February 2022

Owned Vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Avior(4)	Panamax	2021	81,355	$14,131	No	February 2022
Navios Centaurus(4)	Panamax	2021	81,472	$9,310	No	April 2021
TBN6(11)	Panamax	2022	81,000	—	—	—

Bareboat Chartered-in vessel	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$10,638	No	March 2021
				$23,070	No	June 2021
				—	125% average BPI 4TC	September 2021

Bareboat Chartered-in vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios TBN14)	Panamax	2021	81,000	—	110% average BPI 82	May 2024
Navios TBN2(4)	Panamax	2021	81,000	—	110% average BPI 82	June 2024
Navios TBN3(11)	Capesize	2022	180,000	—	—	—
Navios TBN4(11)	Capesize	2022	180,000	—	—	—
Navios TBN5(11)	Capesize	2022	180,000	—	—	—

Owned Containerships	Type	Built	TEU	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Hyundai Hongkong(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Singapore(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Tokyo(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Shanghai(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Busan(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Protostar N	Containership	2007	2,741	$17,775	No	July 2022
Harmony N	Containership	2006	2,824	$8,181	No	July 2021

Navios Containers Owned Containerships	Type	Built	TEU	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Summer (12)	Containership	2006	3,450	$16,960	No	May 2022
Navios Verano (12)	Containership	2006	3,450	$9,036	No	May 2021
				$22,713	No	May 2023
Navios Spring (12)	Containership	2007	3,450	$7,961	No	July 2021
Navios Vermilion (12)	Containership	2007	4,250	$21,330	No	December 2021
Navios Indigo (12)	Containership	2007	4,250	$22,713	No	February 2022
Navios Amaranth (12)	Containership	2007	4,250	$18,121	No	December 2021
Navios Amarillo (12)	Containership	2007	4,250	$20,845	No	November 2022
Navios Containers Owned Containerships	Type	Built	TEU	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Verde (12)	Containership	2007	4,250	$20,845	No	April 2023
Navios Azure (12)	Containership	2007	4,250	$22,678	No	September 2022
Navios Domino (12)	Containership	2008	4,250	$7,720	No	March 2021
				$24,934	No	June 2023
Navios Dedication (12)	Containership	2008	4,250	$8,010	No	June 2021
Navios Delight (12)	Containership	2008	4,250	$9,023	No	May 2021
Navios Destiny (12)	Containership	2009	4,250	$18,022	No	November 2021
Navios Devotion (12)	Containership	2009	4,250	$23,700	No	February 2022
Navios Lapis	Containership	2009	4,250	$13,000	No	April 2021
				$31,353	No	May 2023
Navios Tempo	Containership	2009	4,250	$13,000	No	April 2021
				—	Index(15)	November 2021
Navios Dorado	Containership	2010	4,250	$21,676	No	April 2023
Navios Felicitas	Containership	2010	4,360	$18,121	No	December 2021
Bahamas	Containership	2010	4,360	$22,219	No	November 2022
Bermuda	Containership	2010	4,360	$11,580	No	March 2022
Navios Miami	Containership	2009	4,563	$18,022	No	November 2021
Navios Magnolia	Containership	2008	4,730	$18,022	No	November 2021
Navios Jasmine	Containership	2008	4,730	$21,825	No	December 2022
APL Denver	Containership	2008	4,730	$8,239	No	April 2021
				$30,083	No	July 2023
Navios Nerine	Containership	2008	4,730	$24,125	No	July 2021
Navios Utmost (13)	Containership	2006	8,204	$21,656	No	September 2022
Navios Unite (13)	Containership	2006	8,204	$23,160	No	May 2021
				$27,840	No	January 2024
Navios Unison (14)	Containership	2010	10,000	$25,301	No	May 2021
				$26,276	No	May 2026
Navios Constellation (14)	Containership	2011	10,000	$26,276	No	May 2026
(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)	Charter expiration dates shown reflect expected redelivery basis midpoint or the Company’s best estimate of full redelivery period in the charter agreement, unless otherwise noted and including Navios Partners’ extension options, not declared yet.
(4)	Expected to be delivered by the first half of 2021.
(5)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.
(6)	The vessel is subject to a sale and leaseback transaction for a period of up to three years, at which time we have an obligation to purchase the vessel.
(7)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(8)	The vessel is subject to a sale and leaseback transaction for a period of up to six years, at which time we have an obligation to purchase the vessel.
(9)	The vessel is subject to a sale and leaseback transaction for a period of up to ten years, at which time we have an obligation to purchase the vessel.
(10)	The vessel is subject to a sale and leaseback transaction for a period of up to 11 years, at which time we have an obligation to purchase the vessel.

(11) Expected to be delivered by the second half of 2022.

(12)	The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel.
(13)	The vessel is subject to a sale and leaseback transaction with a Chinese financial institution for a period of up to five years, at which time we have an obligation to purchase the vessel.
(14)	The vessel is subject to a sale and leaseback transaction with a Chinese financial institution for a period of up to seven years, at which time we have an obligation to purchase the vessel.
(15)	The market rate will be calculated according to the Container Ship Time Charter Assessment Index (ConTex) as published for a 4,250 TEU vessel for a 12 month period.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•     Stable cash flows. We believe that by maintaining medium to long-term, fixed-rate charters will provide a stable base of revenue (during high market periods we seek to fix longer term charters and during low market periods we seek shorter period employment in order to take advantage of any market up turn). Our merger with Navios Containers builds scale for us through a larger, diversified asset base with an increased earnings capacity. The merger also enhances our credit profile by increasing cash flow to support our growth and deleveraging initiatives. In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings and other affiliates and through the secondary market provides future growth in our revenue and distributable cash flow. We believe that our management agreement, which has been extended until January 1, 2025, will continue to provide us with predictable expenses and our simplified capital and organizational structure post our merger with Navios Containers will reduce our administrative costs.

•     Strong relationship with our Manager. We believe our relationship with the Manager provides us with numerous benefits that are key to our long-term growth and success, the Manager's commercial expertise and reputation within the shipping industry and its network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, industrial end-users, shipyards and shipping companies. We benefit from the Manager's expertise in technical management, which provides efficient operations and maintenance for our vessels at fixed rates. The Manager's expertise in fleet management is reflected in their history of low number of off-hire days and in their record of no material incidents giving rise to loss of life or pollution.

•     High-quality, flexible fleet. Pursuant to the anticipated merger with Navios Containers, our fleet will consist of 27 Panamax vessels, 18 Capesize vessels, four Ultra-Handymax vessels and 36 Containerships, including two Panamax bareboat charter-in vessels, which are expected to be delivered by the first half of 2021; three Capesize bareboat charter-in vessels which are expected to be delivered by the second half of 2022; two Panamax vessels acquired on March 30, 2021 and one Panamax vessel expected to be delivered by the second half of 2022, excluding one Capesize bareboat charter-in vessel which is expected to be delivered by the first half of 2023. Our combined fleet will have an average age of 10.7 years as of March 2021 (average age of 9.8 years for drybulk fleet and 13.1 years for containerships fleet), compared to a current industry average age of about 10.6 years for the drybulk fleet and 13.2 years for the containerships fleet (both industry averages as of March 1, 2021). Our large asset base provides us a significant buffer of collateral value.

Business Strategies

Our primary business strategies are the following:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to utilize medium to long-term, fixed-rate charters for our existing fleet. Pursuant to the anticipated merger, the vessels in our fleet have average remaining charter duration of 1.4 years. We will seek to opportunistically re-charter our vessels in order to add incremental stable cash flow and improve the long-term charter terms.

•      Continue to grow and diversify our fleet of owned and chartered-in vessels. We seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for container and drybulk vessels. We recently expanded our fleet by 29 vessels through the merger with Navios Maritime Containers. We have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk or container vessels with or without charters.

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

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the year ended December 31, 2020 HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. For the year ended December 31, 2019, HMM, Swissmarine and Cargill represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 2,189 independent drybulk carrier owners. The world's active drybulk fleet consists of approximately 12,353 vessels, aggregating approximately 916.7 million dwt as of March 1, 2021. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 97 vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Wisdom Marine, Fredriksen Group, China Merchants, Star Bulk Carriers, Pacific Basin Shipping, Kawasaki Kisen, Oldendorff Carriers and Mitsui O.S.K. Lines. There are about 40 owners known to have fleets of between 36 and 84 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness, Swiss Marine and Singapore Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 664 liner operators and independent owners. The world's active containership fleet consists of approximately 5,455 vessels, aggregating approximately 23.8 million TEU as of March 1, 2021. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control fleets of 95 vessels or more: AP Moller, China COSCO Shipping, Mediterranean Shipping Co. (MSC), CMA CGM, Atlas Corp (former Seaspan), Evergreen, Hapag Lloyd, Wan Hai Lines, SITC and Pacific International Lines. There are about 40 owners known to control fleets of between 29 and 86 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, Seaspan and others including Navios Partners are tonnage providers.

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

For more information on the Management Agreement and the Administrative Services Agreement, please read “Item 7. – Major Unitholders and Related Party Transactions”.

Crewing

The Manager crews its vessels primarily with Filipino, Ukrainian, Polish, Russian, Indian, Georgian, and Romanian officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The Manager is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman's training. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA (as defined below), which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

Credit Risk Insurance

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of December 31, 2020, the outstanding claim receivable amounted to $5.0 million. The final settlement of the amount from Navios Holdings will take place at a specific date, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets.

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

International Conventions and Standards

The IMO is the United Nations agency with jurisdiction over maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships; and ship safety and security. The most significant of these are described below.

.

•	MARPOL

The International Convention for the Prevention of Pollution from Ships or “MARPOL” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes concerning operational pollution by oil, noxious liquid substances, harmful substances, sewage, garbage and air emissions. More specifically, these annexes contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements.

Under MARPOL Annex I, our ships are required to have an International Oil Pollution Prevention Certificate and a Shipboard Oil Pollution Emergency Plan; under Annex IV, an International Sewage Pollution Prevention Certificate; under Annex V, a Garbage Management Plan; and under Annex VI, an International Air Pollution Prevention Certificate issued by their flag States, among other requirements, some of which must be approved by their flag States. Certain jurisdictions in which we trade have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas.

MARPOL Annex VI has been amended and was also designed to phase in increasingly stringent limits on sulfur emissions. On January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulfur oxides was lowered to 0.5% worldwide (down from the previous level of 3.5%). Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. Depending on the type of vessel, transitioning to use of low sulfur fuel as a means of compliance may have required fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only); the North American ECA (limiting SOx, NOx and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx and particulates). The IMO approved, then adopted in 2017, the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, other jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, which thus prohibits exhaust gas cleaning systems. China has also established local emissions control areas. While the Chinese areas are currently consistent with international standards in terms of sulfur content, certain Chinese local emissions control areas may become more stringent than international requirements in the future. Similarly, South Korea has established Port Air Quality Control Zones which cap the sulfur content of fuel at 0.1%. This provision took effect on September 1, 2020.

Additionally, Annex II to MARPOL prescribes requirements for carriage of designated noxious liquid substances (“NLS”) in bulk. NLS are separated into three categories (X, Y, and Z) depending upon the seriousness of the hazard presented. Coastal or flag States may issue civil or criminal penalties for the discharge of NLS into the sea depending on the category discharged, the location of the discharge, and the conditions of discharge. Similar fines and penalties may be issued for violations of other of MARPOL's Annexes.

Annex III contains general requirements for the prevention of pollution by harmful substances carried by sea in packaged form. This Annex contains requirements for safe handling of packaged substances that represent a serious risk to the environment, as well as guidelines for identification of harmful substances. For example, any relevant documents, such as the ship’s manifest, must identify the substances carried, if any, aboard our vessels. Violations of this Annex may also lead to applicable fines and penalties, as with all MARPOL annexes.

•	Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO's International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of March 2, 2021, the BWM Convention had 86 contracting states, representing 91.12% of world gross tonnage. The United States is not party to the BWM Convention, but has similar, though not identical, requirements.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines, as described below.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey following September 8, 2017 and must comply with IMO discharge standards by the due date for their International Oil Pollution Prevention Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. During the Marine Environmental Protection Committee (“MEPC”) session 75, held November 16-20, 2020, new amendments were adopted regarding testing and certification of ballast water management systems, which are expected to enter into force on June 1, 2022. The updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

•	International Convention for Bunker Oil Pollution Damage and Other Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. For example, the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws. The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the International Convention for Civil Liability for Oil Pollution Damage. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of March 2, 2021, the Bunker Convention had 100 contracting States, representing 95.06% of the gross tonnage of the world's merchant fleet. In non-contracting States, such as the United States, liability for such bunker oil pollution is typically determined by the national or other domestic laws in the jurisdiction in which the spillage occurs.

The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996”. The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

•	International Convention for the Safety of Life at Sea and the International Safety Management Code

Our vessels also must operate in compliance with the requirements set forth in the International Convention for the Safety of Life at Sea, as amended, (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS.

SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry. The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS by each vessel's flag State. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the flag State for the vessel, under the ISM Code.

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

•	Energy Efficiency and Greenhouse Gas Reduction

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector, and recent activity indicates continued interest and regulation in this area in the coming years. Amendments to MARPOL Annex VI included energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. A major component of this GHG regime is the development of a ship energy efficiency management plan (“SEEMP”), with which vessels across the industry must comply. Vessel SEEMPs were required to be updated by December 31, 2018 to include data collection processes and vessels were required to begin collecting data on fuel oil consumption on January 1, 2019. In November 2020, MEPC approved draft amendments to MARPOL Annex VI concerning mandatory goal-based technical and operational measures to reduce carbon intensity of international shipping, with a view to adoption at the MEPC 76 meeting in June 2021. If adopted, they would enter into force on January 1, 2023.

•	ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code (“ISPS Code”), which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

Among the various requirements are:

▪	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
▪	On-board installation of ship security alert systems;
▪	Development of Vessel Security Plans;
▪	Appointment of a Ship Security Officer and a Company Security Officer; and
▪	Compliance with flag State's security certification requirements.

Applicable U.S. Laws

•	The Act to Prevention Pollution from Ships

The Act to Prevent Pollution from Ships (“APPS”) and corresponding U.S. Coast Guard regulations implement several MARPOL annexes in the United States. Violations of MARPOL, APPS, or the implementing regulations can result in liability for civil and/or criminal penalties. Numerous vessel owners and operators, as well as individual ship officers and shoreside technical personnel have been criminally prosecuted for APPS violations, which may result in significant fines and imprisonment for ship officers.

•	Clean Water Act, National Invasive Species Act, Vessel General Permit, and Vessel Incidental Discharge Act.

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages.

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. Environmental Protection Agency (“EPA”) under the CWA. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on EPA's Vessel General Permit, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management system authorized by the U.S. Coast Guard. In the near future, ballast exchange will no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under Vessel Incidental Discharge Act (“VIDA”) signed into law on December 4, 2018, which is expected to contain similar requirements.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA requires the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2020 and the U.S. Coast Guard to issue a final rule implementing the EPA’s standards by December 4, 2022. However, EPA missed the statutory deadline of December 4, 2020 and EPA’s final rule is not expected to be published for several months at best. As such, the overall implementation of VIDA will be delayed, including the U.S. Coast Guard’s implementation of EPA’s final rule on standards. Implementation of VIDA is expected to create more uniformity in state and federal regulation of incidental vessel discharges and thus is expected to result in a simplification of the current patch-work of federal, state, or local ballast water regulations in the United States. However, the relevant standards and regulations implementing those standards are expected to take at least until sometime in 2023, and it is ultimately unclear what discharge limits may apply to discharges under VIDA, as well as how certain permissible state-specific standards may be implemented.

More specifically, on October 26, 2020, the EPA issued its Notice of Proposed Rulemaking – Vessel Incidental Discharge National Standards of Performance, which is the first step toward the final standards and regulations. The proposed rule would establish both general and specific discharge standards. The general discharge standards are preventative in nature and apply to all incidental discharges. They are organized into three categories: (1) general operation and maintenance; (2) biofouling management; and (3) oil management. These general standards mandate overall minimization of discharges and prescribe best management practices toward achieving this goal. No training or education requirements are included, as these will be set by the U.S. Coast Guard in its rulemaking once EPA’s standards are finalized. EPA’s proposal covers 20 incidental discharges from vessels, down from 27 covered by the 2013 VGP. Importantly, EPA did not significantly reduce the number of discharges covered, rather combined several discharges into one, taking a more systematic approach to managing the discharges. Two years after the EPA publishes its final standard, the U.S. Coast Guard is required to develop corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

•	Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from vessels. This regime is set forth in the Oil Pollution Act of 1990, or “OPA.”

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable for containment and clean-up costs, as well as damages, up to their limits of liability arising from discharges or substantial threats of discharges, of oil from their vessels unless the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after the fact. As such, responsible parties must respond to a spill immediately irrespective of fault.

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

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. The Certificate of Financial Responsibility (“COFR”) program has been created by the U.S. Coast Guard to ensure that vessels carrying oil as cargo or fuel in the U.S. waters have the financial ability to pay for removal costs and damages resulting from an oil spill or threat of a spill up to their liability limits, which are based on the gross tonnage of our vessels. These limits are subject to annual increases. It is possible for our liability limits to be broken as discussed above, which could expose us to unlimited liability.

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

Trading in the United States without a valid COFR may result in the vessel being detained and/or fined up to USD 48,192.00 per day or prevented from entering U.S. ports or U.S. protectorates until the COFR is in place, or possible seizure by, and forfeiture to, the United States We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

In addition to potential liability under OPA, individual states may impose their own and more stringent liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states' environmental laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements.

•	Comprehensive Environmental Response, Compensation and Liability Act

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

•	Clean Air Act and Emissions Regulations

The Federal Clean Air Act (“CAA”) requires the EPA to develop standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas.

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

•	State Laws

In the United States, there is always a possibility that state law could be more stringent than federal law. Such is the case with certain state laws concerning marine environmental protection. A few examples include:

▪	California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems.
▪	California also requires the use of shore power or equivalent emissions reductions strategies for vessels at all California ports.
▪	Vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, many U.S. states have unlimited liability and more stringent requirements for financial responsibility and contingency planning.
▪	Most states do not have comprehensive laws relating specifically to the discharge of hazardous substances into state waters as they do for oil discharges, but many states have general water pollution prevention laws that apply to hazardous substances and other materials and others have broadly written hazardous substance cleanup laws based on CERCLA that would provide a cause of action for discharges of hazardous substances from vessels.
•	Ship Safety and Security Laws

With respect to ship safety, the requirements contained in SOLAS and the ISM Code generally have been implemented into U.S. law and are largely captured within U.S. Coast Guard regulations.

Ship security in the United States is governed primarily by the Marine Transportation Security Act of 2002 (“MTSA”). MTSA was implemented by U.S. Coast Guard regulations that imposed certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Because the MTSA regulations were intended to be aligned with international maritime security standards contained in the ISPS Code, the regulations exempt non-U.S.-flag vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

•	Liability for Pollution and Interaction between MARPOL and EU Law

The EU has implemented certain EU-specific pollution laws, most notably a 2005 directive on ship-source pollution. This directive imposes imposing criminal sanctions for pollution caused by intent or recklessness (which would be an offense under MARPOL), as well as by “serious negligence.” The directive could therefore result in criminal liability being incurred in a European port state in circumstances where it may not be incurred in other jurisdictions.

There is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Either way, however, criminal liability for a pollution incident could result in the imposition of substantial penalties or fines and also facilitate civil liability claims for greater compensation than would otherwise have been payable.

•	Regulation of Emissions and Emissions Trading System

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

In February 2017, EU member States met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires certain businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU's main decision-making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures.

•	Ship Recycling and Waste Shipment Regulations

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). Additionally, shipowners will need to carry a certified Inventory of Hazardous Materials (“IHM”) on board their vessels. The IHM Part shall be properly maintained and updated throughout the operational life of the ship, reflecting new installations containing any hazardous materials. As of December 31, 2019, 33 of our EU-flagged vessels met this tonnage specification. The European List presently includes eight facilities in Turkey, but no facilities in the major ship recycling countries in Asia The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

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

Laws and International Standards to Stem Climate Change and Reduce Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, the GHG emissions from international shipping do not come under the Kyoto Protocol.

Some attention has been paid to GHGs in Europe. On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU's policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

There are varying approaches on whether to add additional regulations on GHG emissions in the United States, which has re-entered international commitments relating to GHG regulation. However, the Transportation Committee of the U.S. House of Representatives, in January 2020, held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. Further, in March 2020 legislation was introduced in the U.S. Congress which would have required emissions reductions of 80% below the 2005 emissions level. The bill would also have required each U.S. state to develop its own Strategic Action Plan for reducing greenhouse gas emissions. Although this bill did not become law, similar legislation has been introduced in the current Congress. The current legislation under consideration in the U.S. House of Representatives would aspire to reduce GHGs by at least 50 percent below 2005 levels by 2030, and achieve net-zero GHG emissions by 2050. The bill would also authorize changes to the standards used to regulate engines in vessels and incentivize the use of shore power while in port. It is notable that both bills targeted the transportation sector in particular for GHG regulation. In addition, the IMO has developed and intends to continue developing limits on emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO's current strategy encompasses a reduction in total GHG emissions from international shipping. The IMO's goal is to reduce the total annual GHG emissions by at least 40% by 2030 compared to 2008, while, at the same time, pursuing efforts towards phasing them out entirely.

In 2018, IMO's call to action on GHGs was met with industry pushback in many countries. Despite this, work on GHG continues to be an important issue at the IMO, and recent indications show the potential for further regulation of GHG in shipping. Specifically, at the MEPC 75 meeting held November 16-20, 2020, draft regulations to cut the cargo intensity of existing ships were approved. The draft amendments will be put forward for formal adoption at MEPC 76, to be held in June 2021. Also, MEPC 75 adopted amendments to MARPOL, Annex VI to significantly strengthen the Energy Efficiency Design Index (“EEDI”) “phase 3” requirements, which are expected to enter into force on April 1, 2022. This means that new container ships and general cargo ships will have to be built significantly more energy efficient than the baseline. Further, MEPC will consider draft amendments to MARPOL Annex VI, which would regulate GHG beginning in 2023. MEPC additionally also issued comments on the IMO’s “Fourth IMO GHG Study.” These developments signal continued and potentially increasing interest in GHG regulation from the IMO and the MEPC in particular.

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

Iran Sanctions

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran's petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (Navios Acquisition's tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the U.S. from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA:

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

With respect to Russia, the U.S. has also taken a number of steps toward implementing aspects of the Countering America's Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the U.S. may impose secondary sanctions relating to Russia's energy export pipelines, and investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia's defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil rom PdVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

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

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the U.S. maintains comprehensive economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the U.S.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2020 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2020 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

In order to meet the “Publicly Traded Test”, the equity interests in the non-U.S. corporation at issue must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that a class of equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country. Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements are satisfied with respect to a class of equity interests listed on an established securities market provided trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations). Notwithstanding these rules, a class of equity that would otherwise be treated as “regularly traded” on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more “5.0% unitholders” (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the “Closely Held Block Exception”), unless the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

Because substantially all of our common units are and have been traded on the NYSE, which is considered to be an established securities market, our common units are and have been “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2020. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2020.

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

Please also see the risk factor entitled “Item 3. D. Risk Factors-Risks Relating to Our Units-The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”.

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

We believe that, for our fiscal year ended December 31, 2020, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2020.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries with an ownership interest of 35.7% as of December 31, 2020; (ii) Navios Europe I and its subsidiaries with an ownership interest of 5% through the date of its liquidation on December 13, 2019; and (iii) Navios Europe II and its subsidiaries with an ownership interest of 5% through the date of its liquidation on June 29, 2020.

D. Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Partners’ financial condition and results of operations for each of the fiscal years ended December 31, 2020, 2019 and 2018. Navios Partners’ financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Partners’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are those discussed under “Risk Factors” and “Forward-Looking Statements”.

Overview

We are an international owner and operator of dry cargo vessels, formed in August 2007 by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the dry cargo shipping industry. We have been a public company since November 2007.

As of March 24, 2021, there were outstanding 11,345,187 common units and 237,822 general partnership units. Navios Holdings currently owns an approximately 18.2% common unit interest in Navios Partners and Olympos Maritime Ltd, our general partner, currently owns 2.1% interest in Navios Partners based on all outstanding common units and general partner units.

Please see “Item 4. - Information on the Partnership”.

Fleet Developments

On December 10, 2020, Navios Partners completed the sale of the Navios Soleil, a 2009-built Ultra–Handymax vessel of 57,337 dwt, to an unrelated third party for a net sale price of $8.2 million.

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51.0 million, including working capital balances of $(4.4) million.

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56.1 million in total, including working capital balances of $(2.7) million, following the liquidation of Navios Europe II.

On December 16, 2019, Navios Partners acquired four drybulk vessels, from an entity affiliated with the Company's Chairman and CEO, for a fair value of $40.4 million, in total.

On December 13, 2019, Navios Partners acquired three Sub-Panamax and two Panamax Containerships for a fair value of $56.1 million in total, including working capital balances of $14.4 million, following the liquidation of Navios Europe I.

On April 23, 2019, Navios Partners completed the sale of the Navios Galaxy I, a 2001-built Panamax vessel of 74,195 dwt, to an unrelated third party, for a net sale price of $6.0 million.

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

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2018 to December 31, 2020.

		Country of	Statements of Operations
Company name	Vessel name	incorporation	2020	2019	2018
Libra Shipping Enterprises Corporation(1)	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation(2)	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation(3)	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation(4)	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.(5)	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation(13)	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation(13)	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited(16)	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perigiali Navigation Limited(13)	Navios Beaufiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Finian Navigation Co. (13)	Navios Ace	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Casual Shipholding Co.(13)	Navios Sol	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation(6)	YM Utmost	Marshall Is.	—	—	1/01 – 7/02
Limestone Shipping Corporation(6)	YM Unity	Marshall Is.	—	—	1/01 – 7/02
Dune Shipping Corp.(7)	MSC Cristina	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/07 – 12/31
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/21 – 12/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/09 – 12/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 12/31	1/01 – 12/31	8/31 – 12/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 12/31	1/01 – 12/31	8/31 – 12/31
Oceanus Shipping Corporation(8)	Castor N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Cronus Shipping Corporation(8)	Protostar N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Leto Shipping Corporation(8)	Esperanza N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Dionysus Shipping Corporation(8)	Harmony N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Prometheus Shipping Corporation(8)	Solar N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Camelia Shipping Inc. (9)	Navios Camelia	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Anthos Shipping Inc.(9)	Navios Anthos	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Azalea Shipping Inc. (9)	Navios Azalea	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Amaryllis Shipping Inc.(9)	Navios Amaryllis	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	6/29 – 12/31	—	—
Wenge Shipping Corporation(14)	Joie N	Marshall Is.	6/29 – 12/31	—	—
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	6/29 – 12/31	—	—
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	6/29 – 12/31	—	—
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	6/29 – 12/31	—	—
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	9/30 – 12/31	—	—
Rondine Management Inc. (15)	Navios Victory	Marshall Is.	9/30 – 12/31	—	—
Bareboat Chartered-in vessels
Cavos Navigation Co.(10)	Navios Libra	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perivoia Shipmanagement Co.(11)	Navios TBN1	Marshall Is.	1/01 – 12/31	9/25 – 12/31	—
Pleione Management Limited(11)	Navios TBN2	Marshall Is.	1/01 – 12/31	9/25 – 12/31	—
Other
Prosperity Shipping Corporation	—	Marshall Is.	—	—	—
Aldebaran Shipping Corporation	—	Marshall Is.	—	—	—
JTC Shipping and Trading Ltd.(12)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

(1)	The vessel was sold on December 14, 2018 (see Note 6 — Vessels, net).
(2)	The vessel was sold on December 4, 2018 (see Note 6 — Vessels, net).
(3)	The vessel was sold on December 21, 2017.
(4)	The vessel was sold on April 23, 2019 (see Note 6 — Vessels, net).
(5)	The vessel was sold on April 21, 2017.
(6)	The vessels were sold on July 2, 2018 (see Note 6— Vessels, net).
(7)	The vessel was sold on January 12, 2017.
(8)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I (see Note 6 – Vessels, net).
(9)	The vessels were acquired on December 16, 2019 (see Note 6 — Vessels, net).
(10)	The vessel was delivered on July 24, 2019 (see Note 22 — Leases).
(11)	The vessels are expected to be delivered by the first half of 2021 (see Note 15 — Commitments and Contingencies).
(12)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(13)	Vessels under the sale and leaseback transaction (see Note 22 — Leases).
(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 6 — Vessels, net).
(15)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 6 — Vessels, net).
(16)	The vessel was sold on December 10, 2020 (see Note 6 — Vessels, net).

Recent Developments

Acquisitions of Vessels

On March 25, 2021, Navios Partners agreed to bareboat charter-in one Japanese newbuilding capesize vessel from an unrelated third party. The vessel has approximately 180,000 dwt and is being bareboat chartered-in for 15 years. Navios Partners has the option to acquire the vessel starting at the end of year four until the end of the charter period. Assuming exercise of the option at the end of the 15-year period, the implied fixed interest rate is 5.0%. The vessel is expected to be delivered into Navios Partners’ fleet during the first half of 2023.

On March 23, 2021, Navios Partners agreed to acquire from Navios Holdings the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt. On March 30, 2021, Navios Partners completed the acquisition of the two vessels from Navios Holdings for a purchase price of $39.3 million, including working capital adjustments.

On March 23, 2021, Navios Partners agreed to acquire from an unrelated third party a newbuilding Panamax vessel for a purchase price of $31.6 million. The vessel has approximately 81,000 dwt and is expected to be delivered into Navios Partners’ fleet during the second half of 2022.

On January 25, 2021, Navios Partners agreed to bareboat charter-in three Japanese newbuilding capesize vessels from an unrelated third party. Each vessel has approximately 180,000 dwt and is being bareboat chartered-in for 15 years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Assuming exercise of the option at the end of the 15-year period, the implied fixed interest rate is 4.4%. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022.

Sales of Vessels

On March 25, 2021, Navios Partners completed the sale of the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sale price of $8.2 million.

On February 10, 2021, the Company completed the sale of the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sale price of $8.9 million.

On January 28, 2021, the Company completed the sale of the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sale price of $11.1 million.

On January 13, 2021, the Company completed the sale of the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sale price of $4.6 million.

Navios Containers merger

On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company will acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company (the “Transaction”). Under the terms of the Transaction, public unitholders of Navios Containers will receive 0.39 of a common unit of the Company for each outstanding common unit of Navios Containers. The Transaction was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The general partner of Navios Containers consented to the merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction is expected to close on or about March 31, 2021. The expenses of this transaction are included in the General and Administrative expenses, in the Consolidated Statements of Operations.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2020 HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. For the year ended December 31, 2019, HMM, Swissmarine and Cargill represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;
•	the level of spot and long-term market rates at the time of charter;
•	decisions relating to vessel acquisitions and disposals;
•	the amount of time spent positioning vessels;
•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;
•	the age, condition and specifications of the vessels;
•	the aggregate level of supply and demand in the dry cargo shipping industry; and
•	the ongoing global outbreak of novel coronavirus (COVID-19) or other epidemics or pandemics.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of global revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

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

Under the management agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels' operation, including chartering, technical support, maintenance and insurance. Under the Management Agreement we have fixed the rates for ship management services until December 31, 2021 with an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise. Costs associated with special surveys, drydocking expenses and certain extraordinary items under this agreement are reimbursed by Navios Partners at cost at occurrence.

Payment of any extraordinary fees or expenses to the Manager could significantly increase our vessel operating expenses and impact our results of operations.

During the remaining term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Following the anticipated merger with Navios Containers, expected to be completed on, or about March 31, 2021, the Management Agreement shall cover the vessels acquired.

For more information on the Management Agreement, please read “Item 7. – Major Unitholders and Related Party Transactions - Management Agreement”.

Administrative Services

Under the Administrative Services Agreement we entered into with the Manager, we reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement which expires on January 1, 2025, the Manager provides significant administrative, financial and other support services to us.

For more information on the Administrative Services Agreement, please read “Item 7. – Major Unitholders and Related Party Transactions - Administrative Services Agreement”.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business, such as the global impact of the COVID-19 pandemic. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

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

A. Operating results

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table presents consolidated revenue and expense information for the years ended December 31, 2020 and 2019. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Time charter and voyage revenues	$226,771	$219,379
Time charter and voyage expenses	(11,028)	(12,331)
Direct vessel expenses	(10,337)	(6,985)
Vessel operating expenses (management fees)	(93,732)	(68,188)
General and administrative expenses	(24,012)	(20,984)
Depreciation and amortization	(56,050)	(53,255)
Vessels impairment loss	(71,577)	(36,680)
Interest expense and finance cost, net	(24,159)	(45,254)
Interest income	639	6,172
Impairment of receivable in affiliated company	(6,900)	—
Other income	5,055	1,053
Other expense	(4,344)	(4,990)
Equity in net earnings/ (loss) of affiliated companies	1,133	(40,071)
Net loss	$(68,541)	$(62,134)

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2020 increased by $7.4 million, or 3.4%, to $226.8 million, as compared to $219.4 million for the same period in 2019. The increase in time charter and voyage revenues was mainly attributable to the increase in revenue following the acquisition of seven vessels in 2020 and nine vessels in December 2019. The above increase was partially mitigated by: (i) the decrease in revenue due to the sale of the Navios Soleil in December 2020 and Navios Galaxy I in April 2019; and (ii) the decrease in TCE rate to $12,497 per day for the year ended December 31, 2020 from $15,791 per day for the year ended December 31, 2019. The available days of the fleet increased to 17,430 days for the year ended December 31, 2020, as compared to 13,170 days for the year ended December 31, 2019, mainly due to the increased fleet.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2020 decreased by $1.3 million, or 10.6%, to $11.0 million, as compared to $12.3 million for the year ended December 31, 2019. The decrease was mainly attributable to a: (i) $2.7 million decrease in bunkers expenses mainly due to shorter freight voyages in 2020; and (ii) $0.5 million decrease in port expenses. The decrease was partially mitigated by a: (i) $1.2 million increase in charter-in hire expense; (ii) $0.3 million increase in brokers’ commissions; and (iii) $0.2 million increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet, for the year ended December 31, 2020, increased by $3.4 million or 48.0%, to $10.3 million, as compared to $7.0 million for the year ended December 31, 2019.

Vessel operating expenses (management fees): Vessel operating expenses for the year ended December 31, 2020, increased by $25.5 million, or 37.5%, to $93.7 million, as compared to $68.2 million for the year ended December 31, 2019. The increase was mainly attributable to a: (i) $23.1 million increase in management fees paid to our Manager due to the increased number of available days in Navios Partners’ fleet; and (ii) $2.7 million increase in management fees due to the increase in daily rate pursuant to the Management Agreement (as defined herein). The above increase was partially mitigated by a $0.5 million decrease in management fees due to the sale of the Navios Galaxy I in April 2019 and the Navios Soleil in December 2020.

General and administrative expenses: General and administrative expenses increased by $3.0 million, or 14.4%, to $24.0 million for the year ended December 31, 2020, as compared to $21.0 million for the year ended December 31, 2019. The increase was mainly due to a: (i) $3.3 million increase in administrative fees paid to the Manager due to the increased number of available days in Navios Partners’ fleet; (ii) $0.5 million net increase in legal and professional fees, as well as audit fees and other administrative expenses; and (iii) $0.3 million increase in compensation to the directors and/or officers of the Company (see Note 9 — Accrued Expenses). The above increase was partially mitigated by a $1.1 million decrease in stock-based compensation.

Depreciation and amortization: Depreciation and amortization for the year ended December 31, 2020 increased by $2.8 million or 5.2%, to $56.1 million for the year ended December 31, 2020 compared to $53.3 million for the year ended December 31, 2019. The increase of $2.8 million was mainly attributable to a: (i) $3.8 million increase in depreciation expense due to the delivery of nine vessels in December 2019; (ii) $1.6 million increase in depreciation expense due to the delivery of seven vessels in 2020 and (iii) $0.7 million increase due to ballast water treatment system installation and exhaust gas cleaning system installation. The above increase was partially mitigated by a: (i) $0.5 million decrease in depreciation expense due to the sale of the Navios Galaxy I in April 2019 and the Navios Soleil in December 2020; and (ii) $2.9 million decrease in depreciation expense of one of our vessels as a result of the impairment test performed in the fourth quarter of the fiscal year 2019. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk vessels and containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Vessels impairment loss: During the year ended December 31, 2020, Navios Partners recognized: (i) an impairment loss of $6.8 million for three containerships as the undiscounted projected cash flows did not exceed the vessels’ carrying value pursuant to the impairment assessment performed as of June 30, 2020; (ii) an impairment loss of $51.0 million for four drybulk vessels as the undiscounted projected cash flows did not exceed the vessels’ carrying value pursuant to the impairment assessment performed as of December 31, 2020; (iii) an impairment loss of $1.8 million related to the sale of the Esperanza N which was completed on January 13, 2021; (iv) an impairment loss of $2.0 million related to the sale of the Castor N which was completed on February 10, 2021; and (v) an impairment loss of $10.0 million related to the sale of the Navios Soleil which was completed on December 10, 2020. During the year ended December 31, 2019, Navios Partners recognized: (i) an impairment loss of $7.3 million related to the sale of Navios Galaxy which was completed on April 23, 2019; and (ii) an impairment loss of $29.3 million for one of our vessels, as the undiscounted projected net operating cash flows did not exceed the vessel's carrying value pursuant to the impairment assessment performed as of December 31, 2019 (see Note 6— Vessels, net).

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2020 decreased by $21.1 million, or 46.6%, to $24.2 million, as compared to $45.3 million for the year ended December 31, 2019. The decrease was mainly due to a: (i) decrease of the weighted average interest rate for the year ended December 31, 2020 to 4.50% from 6.71% for the same period in 2019; (ii) $20.9 million decrease in interest expense related to the full repayment of the Term Loan B Facility as of December 31, 2019; and (iii) $9.9 million decrease of the deferred finance costs and debt discount related the full repayment of the Term Loan B Facility as of December 31, 2019. The above decrease was partially mitigated by: (i) a $1.4 million increase in interest expense and finance costs related to the Navios Partners’ credit facilities entered into during the year ended December 31, 2020; and (ii) an $11.5 million increase in interest expense and finance costs related to the Navios Partners’ credit facilities and financial liabilities entered into during the year ended December 31, 2019. Navios Partners’ average loan balance amounted to $484.9 million for the year ended December 31, 2020 as compared to $484.7 million for the same period of 2019.

Interest income: Interest income decreased by $5.5 million to $0.6 million for the year ended December 31, 2020, as compared to $6.2 million for the year ended December 31, 2019. The decrease of $5.5 million was mainly attributable to a: (i) $4.8 million decrease of the interest income accrued under the loans granted to Navios Europe I and Navios Europe II resulting from their liquidation on December 13, 2019 and June 29, 2020, respectively; (ii) $0.3 million decrease of the 6.0% interest income related to the MSC Cristina note receivable (see Note 18 — Notes Receivable); and (iii) $0.3 million decrease of the interest income accrued under the long-term note receivable from Navios Holdings in relation to the transfer of its rights on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I to Navios Partners (see Note 17 — Transactions with related parties and affiliates).

Impairment of receivable in affiliated company: Impairment of receivable in affiliated company for the year ended December 31, 2020 amounted to $6.9 million, related to the other-than- temporary impairment (“OTTI”) recognized in Navios Partners’ receivable from Navios Europe II. There was no impairment for the corresponding interim period of the previous year.

Other income: Other income for the year ended December 31, 2020 amounted to $5.1 million, as compared to $1.1 million for the year ended December 31, 2019. The increase was mainly attributable to $2.7 million related to the settlement of claims and recovery of other receivables of one of our vessels.

Other expense: Other expense for the year ended December 31, 2020 amounted to $4.3 million as compared to $5.0 million for the year ended December 31, 2019 mainly related to non-income tax expense.

Equity in net earnings/ (loss) of affiliated companies: Equity in net earnings of affiliated companies increased by $41.2 million to $1.1 million earnings for the year ended December 31, 2020, as compared to $40.1 million loss for the year ended December 31, 2019. The increase was mainly due to a $42.6 million OTTI loss related to the investment in Navios Containers recognized in the fourth quarter of 2019, partially mitigated by a $1.4 million decrease in equity method income relating to Navios Containers investment. (see Note 19 — Investment in Affiliates).

Net loss: Net loss for the year ended December 31, 2020 amounted to $68.5 million compared to $62.1 million for the year ended December 31, 2019. The increase in net loss of $6.4 million was due to the factors discussed above.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2020 of $39.9 million, as compared to $58.8 million for the year ended December 31, 2019. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership's ability to make quarterly cash distributions (see “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table presents consolidated revenue and expense information for the years ended December 31, 2019 and 2018. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Time charter and voyage revenues	$219,379	$231,361
Time charter and voyage expenses	(12,331)	(10,024)
Direct vessel expenses	(6,985)	(6,180)
Vessel operating expenses (management fees)	(68,188)	(68,871)
General and administrative expenses	(20,984)	(18,458)
Depreciation and amortization	(53,255)	(58,334)
Vessels impairment loss	(36,680)	(44,344)
Interest expense and finance cost, net	(45,254)	(42,766)
Interest income	6,172	4,408
Other income	1,053	1,554
Other expense	(4,990)	(5,384)
Equity in net earnings of affiliated companies	(40,071)	3,957
Net loss	$(62,134)	$(13,081)

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

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2019 increased by $2.3 million to $12.3 million, as compared to $10.0 million for the year ended December 31, 2018. The increase was mainly attributable to a: (i) $1.5 million increase in bunkers expenses; (ii) $1.0 million increase in charter-in expenses; and (iii) $0.5 million increase in other voyage expenses. The increase was partially mitigated by a $0.2 million decrease in brokerage commissions in line with reduced revenue and $0.5 million decrease in port expenses

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet, amounted to $7.0 million for the year ended December 31, 2019, as compared to $6.2 million for the year ended December 31, 2018, in total.

Vessel operating expenses (management fees): Vessel operating expenses for the year ended December 31, 2019, decreased by $0.7 million, or 1.0%, to $68.2 million, as compared to $68.9 million for the year ended December 31, 2018. The decrease was mainly attributable to a $5.7 million decrease in management fees due to the sale of four vessels in 2018 and $1.0 million decrease in management fees due to the sale of one vessel in 2019. The above decrease was partially mitigated by a $4.4 million increase in management fees due to the delivery of five vessels in 2018 and $1.6 million increase in management fees due to the delivery of 10 vessels in 2019.

General and administrative expenses: General and administrative expenses increased by $2.5 million, or 14%, to $21.0 million for the year ended December 31, 2019, as compared to $18.5 million for the year ended December 31, 2018. The increase was mainly due to a: (i) $1.1 million increase in administrative fees paid to the Manager mainly due to the increased number of owned vessels in Navios Partners' fleet; (ii) $1.2 million net increase in legal and professional fees, as well as audit fees and other administrative expenses; and (iii) $0.7 million increase in compensation to the directors and/ or officers of the Company (see Note 9—Accrued Expenses). The above increase was partially mitigated by a $0.4 million decrease in stock-based compensation.

Depreciation and amortization: Depreciation and amortization amounted to $53.3 million for the year ended December 31, 2019 compared to $58.3 million for the year ended December 31, 2018. The decrease of $5.1 million was mainly attributable to a: (i) $2.6 million decrease in amortization of the Navios Sagittarius favorable lease intangible which was fully amortized during the fourth quarter of 2018; (ii) $4.5 million decrease in depreciation expense due to the sale of four vessels in 2018; and (iii) $0.9 million decrease in depreciation expense due to the sale of one vessel in 2019. The above decrease was partially mitigated by a: (i) $2.7 million increase in depreciation expense due to the delivery of five vessels in 2018; and (ii) $0.2 million increase in depreciation expense due to the delivery of nine vessels in December 2019. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk vessels and containerships, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to 12 years, at inception.

Vessels impairment loss: During the year ended December 31, 2019, Navios Partners recognized: (i) an impairment loss of $7.3 million related to the sale of Navios Galaxy which was completed on April 23, 2019; and (ii) an impairment loss of $29.3 million for one of our vessels, as the undiscounted projected net operating cash flows did not exceed the vessel’s carrying value. During the year ended December 31, 2018, Navios Partners recognized: (i) an impairment loss of $37.9 million related to the sale of the YM Unity and the YM Utmost which was completed on July 2, 2018; (ii) an impairment loss of $5.3 million related to the sale of the Navios Felicity which was completed on December 4, 2018; and (iii) an impairment loss of $1.2 million related to the sale of the Navios Libra II which was completed on December 14, 2018 (see Note 6 — Vessels, net).

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

Other expense: Other expense for the year ended December 31, 2019 amounted to $5.0 million as compared to $5.4 million for the year ended December 31, 2018 mainly relating to non-income tax expense.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies decreased by $44.0 million to $40.1 million loss for the year ended December 31, 2019, as compared to $4.0 million earnings for the year ended December 31, 2018. The decrease was mainly due to a: (i) $42.6 million OTTI loss relating to the investment in Navios Containers, recognized in the fourth quarter of 2019; and (ii) $2.0 million decrease in equity method income relating to the Navios Containers investment. The above decrease was partially mitigated by a $0.6 million OTTI loss on dividend in kind recognized during 2018 (see Note 19 — Investment in Affiliates).

Net loss: Net loss for the year ended December 31, 2019 amounted to $62.1 million compared to $13.1 million for the year ended December 31, 2018. The increase in net loss of $49.1 million was due to the factors discussed above.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2019 of $58.8 million, as compared to $77.9 million for the year ended December 31, 2018. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership's ability to make quarterly cash distributions (see “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

B. Liquidity and Capital Resources

Credit facilities

As of December 31, 2020, the total borrowings, net of deferred finance costs under the Navios Partners' credit facilities were $486.9 million.

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

During the year ended December 31, 2018, four drybulk vessels were released from security of the Term Loan B Facility and in exchange, five drybulk vessels and $2.0 million in cash substituted the released vessels, as collateral to the Term Loan B Facility. In April and May 2019, Navios Partners prepaid $73.5 million and released five vessels from the collateral package of the Term Loan B Facility. In August 2019, Navios Partners prepaid $85.5 million and released five vessels from the collateral package of the Term Loan B Facility. On October 10, 2019, Navios Partners fully repaid the Term Loan B Credit Facility’s outstanding balance of $253.8 million, initially repayable on September 14, 2020. Following these prepayments an amount of $2.0 million and $4.1 million was written-off from the deferred finance fees and discount, respectively.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32.0 million (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17.0 million was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15.0 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15.1 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing BNP Credit Facility, in order to refinance two vessels and replace the existing collateral under the BNP Credit Facility. As of December 31, 2020, the outstanding balance of the BNP Credit Facility was $8.5 million and is repayable in three equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of $6.8 million to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

DVB Credit Facilities: On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB $39m Credit Facility”) of up to $39.0 million (divided into four tranches) in order to refinance the Commerzbank/DVB Credit Facility dated July 2012 and an additional amount of $7.0 million to partially finance the acquisition of the Navios Prosperity I. The amounts of $7.0 million and $32.0 million were drawn on June 30, 2017 and November 3, 2017, respectively. On July 2, 2018, Navios Partners repaid the outstanding balance of the three tranches in the amount of $20.2 million. Following this repayment, an amount of $0.2 million was written-off from the deferred finance fees. On April 15, 2019, Navios Partners fully repaid the outstanding balance of $12.3 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees.

On July 31, 2018, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB $44m Credit Facility”) of up to $44.0 million (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17.5 million and $26.5 million were drawn on August 30, 2018. As of December 31, 2020, the total outstanding balance of the DVB $44m Credit Facility was $36.8 million and is repayable in 11 equal consecutive quarterly installments of $0.8 million each, with a final balloon payment of $28.1 million to be repaid on the last repayment date. The facility matures in the third quarter of 2023 and bears interest at LIBOR plus 290 bps per annum.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB $66m Credit Facility”) of up to $66.0 million (divided into four tranches) in order to refinance the DVB Credit Facility dated June 28, 2017 and three Capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15.7 million each. On October 10, 2019, Navios Partners drew the two additional tranches of $14.8 million each. As of December 31, 2020, the total outstanding balance of the four tranches of the DVB $66m Credit Facility was $49.8 million and is repayable in two quarterly installments of $2.2 million each and 12 quarterly installments of $1.9 million each, with a final balloon payment of $23.0 million, to be repaid on the last repayment date. The facility matures in the first quarter of 2024 and bears interest at LIBOR plus 260 bps per annum.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. (the “Nordea Credit Facility”) of up to $14.3 million (divided into two tranches) in order to partially finance the acquisition of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the Nordea Credit Facility of $7.2 million was drawn. On June 1, 2018 the second tranche of the March 2018 Credit Facility of $7.2 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6.6 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees. As of December 31, 2020, the outstanding balance of the Nordea Credit Facility was $4.2 million and is repayable in ten equal consecutive quarterly installments of $0.3 million each, with a final balloon payment of $1.2 million to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

NIBC Credit Facility: On December 28, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. (the “NIBC Credit Facility”) of up to $28.5 million (divided into three tranches) in order to refinance three Ultra-Handymax vessels, previously included in the Term Loan B collateral package. On May 8, 2019, the first tranche of the NIBC Credit Facility of $11.9 million was drawn. On October 10, 2019, the two remaining tranches of the NIBC Credit Facility of $13.5 million in total were drawn. As of December 31, 2020, the outstanding balance of the NIBC Credit Facility was $21.9 million and is repayable in 12 consecutive quarterly installments of $0.8 million each, with a final balloon payment of $12.9 million to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 275 bps per annum. As of December 31, 2020, one Ultra-Handymax vessel was released from security of the NIBC Credit Facility and in exchange, $5.3 million in cash substituted the released vessel, as collateral to the NIBC Credit Facility. On January 26, 2021, one Ultra-Handymax vessel was accessioned in the security package of the NIBC Credit Facility and the $5.3 million cash collateral was released.

DNB Credit Facility: On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA (the “DNB Credit Facility”) of up to $40.0 million (divided into two tranches) in order to refinance two Capesize vessels, previously included in the Term Loan B collateral package. On October 10, 2019, the two tranches of the DNB Credit Facility of $34.4 million were drawn. As of December 31, 2020, the outstanding balance of the DNB Credit Facility was $30.5 million and is repayable in 14 consecutive quarterly installments of $1.0 million each, with a final balloon payment of $17.2 million to be repaid on the last repayment date. The facility matures in the second quarter of 2024 and bears interest at LIBOR plus 275 bps per annum.

CACIB Credit Facilities: On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “CACIB $52.8m Credit Facility”) of up to $52.8 million (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel, previously included in the Term Loan B collateral package. In August 2019, the three tranches of the CACIB Credit Facility of $36.5 million, in total were drawn. In October 2019, the fourth tranche of the CACIB Credit Facility of $16.3 million was drawn. As of December 31, 2020, the total outstanding balance of the CACIB $52.8m Credit Facility was $43.4 million and is repayable in nine consecutive six-month installments of $3.2 million, with a final balloon payment of $15.0 million to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 275 bps per annum.

On September 28, 2020, the Company entered into a new credit facility with CACIB, (the “CACIB $33.0m Credit Facility”) of up to $33.0 million in order to finance the acquisition of the two drybulk vessels acquired from Navios Holdings. As of December 31, 2020, the total outstanding balance of the CACIB $33.0m Credit Facility was $32.2 million and is repayable in 19 consecutive quarterly installments of $0.9 million with a final balloon payment of $16.0 million to be repaid on the last repayment date. The facility matures in the third quarter of 2025 and bears interest at LIBOR plus 325 bps per annum up to maturity date.

HCOB Credit Facility: On September 26, 2019, Navios Partners entered into a new credit facility with Hamburg Commercial Bank AG (the “HCOB Credit Facility”) of up to $140.0 million in order to refinance eight drybulk vessels and five Containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140.0 million of HCOB Credit Facility was drawn. As of December 31, 2020, the outstanding balance of the HCOB Credit Facility was $118.5 million and is repayable in four consecutive quarterly installments of $5.4 million each, with a final balloon payment of $97.0 million to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 320 bps per annum.

ABN Credit Facilities: On December 12, 2019, the Company entered into a new credit facility with ABN Amro Bank N.V. (the “ABN $23.5m Credit Facility”) of up to $23.5 million in order to finance the acquisition of the five container vessels from Navios Europe I which was subsequently refinanced pursuant to a new credit facility entered into with Hellenic Bank Public Company Limited in June 2020. On September 30, 2020, the Company entered into a second supplemental agreement with ABN Amro Bank N.V., to extend the terms of the then outstanding balance. As of December 31, 2020, the outstanding balance of the ABN $23.5m Credit Facility was $3.4 million and is repayable in two consecutive quarterly installments of $0.2 million with a final balloon payment of $3.0 million to be repaid on the last repayment date. The facility matures in the second quarter of 2021 and bears interest at LIBOR plus 400 bps per annum up to February 28, 2021 and 600 bps per annum up to maturity date. On January 13, 2021, Navios Partners fully repaid the outstanding balance of $3.4 million.

On June 26, 2020, the Company entered into a new credit facility with ABN Amro Bank N.V. (the “ABN $32.2m Credit Facility”) of up to $32.2 million in order to finance the acquisition of the five drybulk vessels acquired from Navios Europe II. As of December 31, 2020, the total outstanding balance of the ABN $32.2m Credit Facility was $27.1 million and is repayable in two consecutive quarterly installments of $1.2 million, with a final balloon payment of $24.7 million to be repaid on the last repayment date. The facility matures in the second quarter of 2021 and bears interest at LIBOR plus 400 bps per annum up to December 31, 2020 and 425 bps per annum up to maturity date.

DORY Credit Facility: On December 16, 2019, the Company entered into a credit facility with Dory Funding DAC (the “Dory Credit Facility”) of up to $37.0 million in order to finance the acquisition of four drybulk vessels. As of December 31, 2020, the total outstanding balance of the Dory Credit Facility was $35.2 million and is repayable in six consecutive quarterly installments of $0.9 million, with a final balloon payment of $29.6 million to be repaid on the last repayment date. The facility matures in the third quarter of 2022 and bears interest at LIBOR plus 475 bps per annum for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date. On January 26, 2021, Navios Partners prepaid $9.5 million and released one vessel from the collateral package of the Dory Credit Facility.

Hellenic Bank Credit Facility: On June 25, 2020, the Company entered into a new credit facility with Hellenic Bank Public Company Limited (the “Hellenic Credit Facility”) in order to partially refinance the ABN $23.5m Credit Facility, relating to four of the containerships acquired from Navios Europe I, of up to $17.0 million. As of December 31, 2020, the total outstanding balance was $16.0 million and is repayable in two consecutive quarterly installments of $0.5 million and ten consecutive quarterly installments of $0.7 million, with a final balloon payment of $8.3 million to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 350 bps per annum.

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

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $0.5 million to $0.65 million per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

As of December 31, 2020, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

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

Financial Liabilities:

In December 2018, the Company entered into two sale and leaseback agreements of $25.0 million in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $0.16 million each, respectively, commencing as of December 2018. As of December 31, 2020, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $20.8 million in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6.3 million per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20.0 million, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On April 11, 2019, the amount of $20.0 million was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $0.2 million each, commencing as of April 2019. As of December 31, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $18.1 million. The agreement matures in the second quarter of 2029, with a purchase obligation of $6.3 million on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7.5 million, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2019, the amount of $7.5 million was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $0.2 million each, commencing as of June 2019. As of December 31, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $4.7 million. The agreement matures in the second quarter of 2022, with a purchase obligation of $2.0 million on the last repayment date.

On July 2, 2019, the Company entered into a new sale and leaseback agreement of $22.0 million, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On July 24, 2019, the amount of $22.0 million was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $0.2 million each, commencing as of July 2019. As of December 31, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $20.3 million. The agreement matures in the third quarter of 2030, with a purchase obligation of $6.3 million on the last repayment date.

The Financial Liabilities have no financial covenants.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. As of December 31, 2020, Navios Partners’ current assets totaled $60.8 million, while current liabilities totaled $253.3 million, resulting in a negative working capital position of $192.5 million, primarily related to balloon payments totaling $131.5 million due under its credit facilities in the second and third quarters of 2021 (see Note 10 — Borrowings). During the first quarter of 2021, Navios Partners sold four vessels for approximately $32.7 million. Part of the proceeds where used to settle respective upcoming balloon payments due in June 2021. In addition, Navios Partners is currently in advanced discussions with a commercial bank for a new credit facility of up to $115.0 million for the refinancing of its existing facility maturing in August 2021. The new facility is expected to mature in the second quarter of 2025 and bears interest at LIBOR plus 3% per annum. This transaction is expected to close in the second quarter of 2021, however it cannot be certain that a definitive agreement will be executed or that the refinancing will be consummated in whole or in part. The Company’s vessels have an aggregate fair value significantly in excess of the outstanding debt which supports Managements’ expectations that it is probable that the Company will be able to repay the above balloon payments either through refinancing with existing or new commercial banks and other financial institutions or sale of the vessels. Furthermore, the Company has a history of successfully refinancing its existing debt requirements and sourcing new funding. Navios Partners’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness (excluding the balloon payments), provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our consolidated financial statements.

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

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, and other factors management deems relevant.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company's common units over a two year period. Common unit repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by Navios Partners' management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number of common units and could have been suspended or reinstated at any time in Navios Partners' discretion and without notice. Repurchases were subject to restrictions under Navios Partners' credit facilities. As of March 29, 2021, Navios Partners repurchased and cancelled 312,952 common units, for a total cost of approximately $4.5 million. There were no repurchases during the year ended December 31, 2020, and the program has expired in January 2021. The Company may in the future enact new repurchase programs if the Board of Directors deems it advisable for the Company.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25.0 million. A further amended Sales Agreement was entered into on August 3, 2020. As of March 26, 2021, since the commencement of the amended Sales Agreement, Navios Partners has issued 578,971 units and received net proceeds of $7.8 million. Pursuant to the issuance of the common units, Navios Partners has issued 11,816 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units are expected to be approximately $0.2 million.

Please See “Item 4.A - History and Development of the Partnership” for further discussion of Navios Partners' Liquidity and Capital Resources.

Cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2019:

The following table presents cash flow information for the years ended December 31, 2020 and 2019. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Partners for the respective periods.

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$94,086	$70,395
Net cash used in investing activities	(83,854)	(17,034)
Net cash used in financing activities	(9,906)	(84,414)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	$326	$(31,053)

Cash provided by operating activities for the year ended December 31, 2020 as compared to the cash provided by operating activities for the year ended December 31, 2019:

Net cash provided by operating activities increased by $23.7 million to $94.1 million inflow for the year ended December 31, 2020, as compared to $70.4 million inflow for the same period in 2019.

The net cash inflow resulting from the change in operating assets and liabilities of $14.9 million for the year ended December 31, 2020 resulted from a $3.7 million decrease in prepaid expenses and other current assets, a $27.5 million increase in amounts due to related parties and a $20.6 million decrease in amounts due from related parties. This was partially mitigated by a $6.5 million increase in accounts receivable, a $2.3 million decrease in accounts payable, a $1.7 million decrease in accrued expenses, a $1.3 million decrease in deferred revenue, a $24.0 million increase in payments for dry dock and special survey costs and a $1.0 million decrease in operating lease liabilities current and non-current.

The net cash outflow resulting from the changes in operating assets and liabilities of $4.8 million for the year ended December 31, 2019, resulted from a $6.3 million increase in prepaid expenses and other current assets, a $0.1 million decrease in accrued expenses, a $22.9 million increase in payments for drydock and special survey costs and a $0.4 million decrease in operating lease liabilities short-term and long-term. This was partially mitigated by a $4.6 million decrease in accounts receivable, a $2.5 million increase in accounts payable, a $0.2 million increase in deferred revenue and a $17.5 million decrease in amounts due from related parties.

Cash used in investing activities for the year ended December 31, 2020 as compared to the cash used in investing activities for the year ended December 31, 2019:

Net cash used in investing activities increased by $66.8 million to $83.9 million outflow for the year ended December 31, 2020, as compared to $17.0 million outflow for the same period in 2019.

Cash used in investing activities of $83.9 million for the year ended December 31, 2020 was mainly due to a: (i) $72.4 million related to vessel acquisitions and additions; (ii) $10.7 million related to deposits for the option to acquire two bareboat charter-in vessels and capitalized expenses; and (iii) $13.6 million repayment to Navios Holdings in relation to the seller’s credit. This was partially mitigated by: (i) an $8.2 million of proceeds related to the sale of the Navios Soleil on December 10, 2020; and (ii) a $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in investing activities of $17.0 million for the year ended December 31, 2019 was mainly due to a: (i) $23.7 million payments related to vessels acquisitions, additions, deposit to acquire a charter-in vessel and capitalized expenses of our fleet; and (ii) $4.0 million loan granted to Navios Europe I. This was partially mitigated by a $6.0 million of proceeds related to the sale of the Navios Galaxy I and $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in financing activities for the year ended December 31, 2020 as compared to the cash used in financing activities for the year ended December 31, 2019:

Net cash used in financing activities decreased by $74.5 million to $9.9 million outflow for the year ended December 31, 2020, as compared to $84.4 million outflow for the same period in 2019.

Cash used in financing activities of $9.9 million for the year ended December 31, 2020 was mainly due to: (i) payment of a total cash distribution of $7.9 million; (ii) loans and financial liabilities repayments of $82.7 million; and (iii) a payment of $1.1 million of deferred finance costs related to the new credit facilities. This was partially offset by: (i) $79.5 million of proceeds from the from the ABN $32.2m Credit Facility, the Hellenic Credit Facility and the CACIB $33.0m Credit Facility; and (ii) $2.3 million of proceeds from the issuance of 357,508 common units and 7,298 additional general partner units related to the Continuous Offering Program Sales Agreement.

Cash used in financing activities of $84.4 million for the year ended December 31, 2019 was mainly due to: (i) payment of a total cash distribution of $13.6 million; (ii) loans and financial liabilities repayments of $448.2 million; (iii) payments of $4.7 million for deferred finance fees related to the new credit facilities and sale and leaseback agreements; and (iv) payments of $4.5 million in total for acquisition of treasury stock. This was partially offset by $386.5 million of proceeds from the NIBC Credit Facility, the DVB $66m Credit Facility, the CACIB Credit Facility, the DNB Credit Facility, the HCOB Credit Facility, the ABN Credit Facility and the financial liabilities of the Navios Sol, the Navios Sagittarius and the Navios Ace.

Cash flows for the year ended December 31, 2019 compared to the year ended December 31, 2018:

The following table presents cash flow information for the years ended December 31, 2019 and 2018. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Partners for the respective periods.

	Year Ended December 31, 2019	Year Ended December 31, 2018
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$70,395	$68,319
Net cash used in investing activities	(17,034)	(67,888)
Net cash (used in)/ provided by financing activities	(84,414)	31,091
Net (decrease)/ increase in cash, cash equivalents and restricted cash	$(31,053)	$31,522

Cash provided by operating activities for the year ended December 31, 2019 as compared to the cash provided by operating activities for the year ended December 31, 2018:

Net cash provided by operating activities increased by $2.1 million to $70.4 million inflow for the year ended December 31, 2019, as compared to $68.3 million inflow for the same period in 2018.

The net cash outflow resulting from the changes in operating assets and liabilities of $4.8 million for the year ended December 31, 2019, resulted from a $6.3 million increase in prepaid expenses and other current assets, a $0.1 million decrease in accrued expenses, a $22.9 million increase in payments for drydock and special survey costs and a $0.4 million decrease in operating lease liabilities short-term and long-term. This was partially mitigated by a $4.6 million decrease in accounts receivable, a $2.5 million increase in accounts payable, a $0.2 million increase in deferred revenue and a $17.5 million decrease in amounts due from related parties.

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

Cash used in investing activities of $17.0 million for the year ended December 31, 2019 was mainly due to a: (i) $23.7 million payments relating to vessels acquisitions, additions, deposit to acquire a charter-in vessel and capitalized expenses of our fleet; and (ii) $4.0 million loan granted to Navios Europe I. This was partially mitigated by a $6.0 million of proceeds from the sale of the Navios Galaxy I and $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

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

Cash used in financing activities for the year ended December 31, 2019 as compared to the cash provided by financing activities for the year ended December 31, 2018:

Net cash (used in)/ provided by financing activities increased by $115.5 million to $84.4 million outflow for the year ended December 31, 2019, as compared to $31.1 million inflow for the same period in 2018.

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

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$94,086	$70,395	$68,319
Net increase in operating assets	7,261	11,069	19,926
(Increase)/ decrease in operating liabilities	(22,207)	(2,643)	2,542
Net interest cost	23,520	39,082	38,358
Amortization and write-off of deferred finance cost	(2,141)	(10,916)	(7,258)
Amortization of operating lease right-of-use asset	(956)	(378)	—
Non cash accrued interest income and amortization of deferred revenue	1,588	12,638	12,522
Stock-based compensation expense	(946)	(2,018)	(2,450)
Vessels impairment loss	(71,577)	(36,680)	(44,344)
Other than temporary impairment loss in Navios Containers investment	—	(42,603)	—
Non cash accrued interest income from receivable from affiliates	—	279	272
Impairment of receivable in affiliated company	(6,900)	—	—
Allowance for credit losses	(1,495)	—	—
Loss on vessel disposal	—	—	(53)
Change in estimated guarantee claim receivable	—	(3,638)	(2,000)
Equity in earnings of affiliates, net of dividends received	1,133	2,532	3,957
EBITDA(1)	$21,366	$37,119	$89,791
Equity compensation expense	—	—	2,450
Impairment of receivable in affiliated company	6,900	—	—
Vessels impairment loss	71,577	36,680	44,344
Other than temporary impairment on dividend in kind	—	—	560
Revision of estimated guarantee claim receivable	—	3,638	2,000
Other than temporary impairment loss in Navios Containers investment	—	42,603	—
Adjusted EBITDA	$99,843	$120,040	$139,145
Cash interest income	219	626	739
Cash interest paid	(23,717)	(32,869)	(35,244)
Maintenance and replacement capital expenditures	(36,455)	(29,039)	(26,787)
Operating Surplus	$39,890	$58,758	$77,853

(1)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$94,086	$70,395	$68,319
Net cash used in investing activities	$(83,854)	$(17,034)	$(67,888)
Net cash (used in)/ provided by financing activities	$(9,906)	$(84,414)	$31,091

EBITDA and Adjusted EBITDA

EBITDA represents net (loss)/ income attributable to Navios Partners' unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before impairment losses and change in estimated guarantee claim receivable. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/ (decrease) in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance cost; (v) equity in net earnings of affiliated companies; (vi) impairment charges; (vii) non-cash accrued interest income and amortization of deferred revenue; (viii) equity compensation expense; (ix) non-cash accrued interest income from receivable from affiliates; and (x) amortization of operating lease right-of-use asset. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners' ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

EBITDA for the year ended December 31, 2020 was negatively affected by the accounting effect of a: (i) $6.9 million loss related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II; (ii) $6.8 million impairment loss related to three containerships; (iii) $1.8 million impairment loss of related to the sale of the Esperanza N; (iv) $2.0 million impairment loss related to the sale of the Castor N; (v) $10.0 million impairment loss related to the sale of the Navios Soleil; and (vi) $51.0 million impairment loss related to four of our vessels. EBITDA for the year ended December 31, 2019 was negatively affected by the accounting effect of a: (i) $7.3 million impairment loss related to the sale of the Navios Galaxy I; (ii) $3.6 million revision of the estimated guarantee claim receivable; (iii) $29.3 million impairment loss related to one of our vessels; and (iv) $42.6 million OTTI loss in Navios Containers investment. Excluding these items, Adjusted EBITDA decreased by $20.2 million to $99.8 million for the year ended December 31, 2020, as compared to $120.0 million for the same period in 2019. The decrease in Adjusted EBITDA was primarily due to a: (i) $25.5 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $3.0 million increase in general and administrative expenses, mainly due to the increased fleet; (iii) $2.9 million increase in other expenses; and (iv) $1.4 million decrease in equity in net earnings of affiliated companies. The above decrease was partially mitigated by a: (i) $7.4 million increase in time charter and voyage revenues; (ii) $1.3 million decrease in time charter and voyage expenses; and (iii) $4.0 million increase in other income.

EBITDA for the year ended December 31, 2019 was negatively affected by the accounting effect of a: (i) $7.3 million impairment loss related to the sale of the Navios Galaxy I; (ii) $3.6 million change in estimated guarantee claim receivable; (iii) $29.3 million impairment loss related to one of our vessels; and (iv) $42.6 million OTTI loss in Navios Containers investment. EBITDA for the year ended December 31, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss related to the sale of the YM Unity and the YM Utmost; (ii) $5.3 million impairment loss related to the sale of the Navios Felicity; (iii) $2.5 million equity compensation expense; (iv) $2.0 million change in estimated guarantee claim receivable; (v) $1.2 million impairment loss related to the sale of the Navios Libra II; and (vi) $0.6 million other than temporary impairment on dividend in kind. Excluding these items, Adjusted EBITDA decreased by $19.1 million to $120.0 million for the year ended December 31, 2019, as compared to $139.1 million for the same period in 2018. The decrease in Adjusted EBITDA was primarily due to a: (i) $12.0 million decrease in time charter and voyage revenues; (ii) $2.3 million increase in time charter and voyage expenses; (iii) $5.0 million increase in general and administrative expenses; (iv) $2.0 million decrease in equity in net earnings of affiliated companies; and (v) $0.5 million decrease in other income. The above decrease was partially mitigated by a: (i) $0.7 million decrease in vessel operating expenses; and (ii) $2.0 million decrease in other expenses.

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

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions and is a non-GAAP measure. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners' long-term third party borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of December 31, 2020 and December 31, 2019, total borrowings, net amounted to $486.9 million and $489.0 million, respectively. The current portion of long-term borrowings, net amounted to $201.8 million at December 31, 2020 and $59.8 million at December 31, 2019.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for the years ended December 31, 2020, 2019 and 2018 amounted to $83.1 million, $23.7 million and $118.8 million, respectively.

For the year ended December 31, 2020, expansion capital expenditures of $83.1 million related to: (i) $10.7 million representing deposits for the option to acquire two Panamax bareboat charter-in vessels expected to be delivered by the first half of 2021; and (ii) $72.4 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

For the year ended December 31, 2019, expansion capital expenditures of $23.7 million related to: (i) $2.5 million representing a deposit for the option to acquire a Panamax bareboat charter-in vessel expected to be delivered by the first half of 2021; and (ii) $21.2 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

For the year ended December 31, 2018, expansion capital expenditures of $118.8 million related to: (i) $2.9 million representing the second deposit for the option to acquire the Navios Libra, a Panamax vessel, delivered in July 2019; and (ii) $115.9 million paid for the acquisition of the five drybulk vessels in 2018.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the Management Agreement. In each of October 2013, August 2014, February 2015, February 2016 and November 2017, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000 through December 31, 2019.

In August 2019, Navios Partners extended the duration of its existing Management Agreement with the Manager until January 1, 2025. Management fees are fixed for two years commencing from January 1, 2020 at: (a) $4,350 daily per Ultra-Handymax Vessel; (b) $4,450 daily per Panamax Vessel; (c) $5,410 daily per Capesize Vessel; and (d) $6,900 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% commencing January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships and following the liquidation of Navios Europe II, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax vessels, As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6,100 daily per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% commencing January 1, 2022 for the remaining period unless agreed otherwise. Drydocking expenses are reimbursed at cost for all vessels.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2020 and 2019 was $36.5 million and $29.0 million, respectively, for replacing our vessels at the end of their useful lives.

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

Vessels to be delivered

Pursuant to the anticipated merger with Navios Containers, our fleet will consist of 27 Panamax vessels, 18 Capesize vessels, four Ultra-Handymax vessels and 36 Containerships, including two Panamax bareboat charter-in vessels, which are expected to be delivered by the first half of 2021; three Capesize bareboat charter-in vessels which are expected to be delivered by the second half of 2022; two Panamax vessels acquired on March 30, 2021 and one Panamax vessel expected to be delivered by the second half of 2022, excluding one Capesize bareboat charter-in vessel which is expected to be delivered by the first half of 2023.

On March 25, 2021, Navios Partners agreed to enter into a 15-year bareboat charter-in for one newbuilding Capesize vessel of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year for the remaining period of the bareboat charter. The vessel is expected to be delivered by the first half of 2023.

On March 23, 2021, Navios Partners agreed to acquire from Navios Holdings the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt. On March 30, 2021, Navios Partners completed the acquisition of the two vessels from Navios Holdings for a purchase price of $39.3 million, including working capital adjustments.

On March 23, 2021, Navios Partners agreed to acquire from an unrelated third party a newbuilding Panamax vessel for a purchase price of $31.6 million. The vessel has approximately 81,000 dwt and is expected to be delivered into Navios Partners’ fleet during the second half of 2022.

On January 25, 2021, Navios Partners agreed to enter into a 15-year bareboat charter-in for three newbuilding Capesize vessels of approximately 180,000 dwt each, subject to completion of documentation. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charter. The vessels are expected to be delivered by the second half of 2022.

On October 18, 2019, Navios Partners entered into a ten-year bareboat charter-in agreement for two newbuilding Panamax vessels of approximately 81,000 dwt each. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charter. The vessels are expected to be delivered by the first half of 2021.

Although we do not currently have in place any other agreements relating to acquisitions of other vessels, other than the anticipated merger with Navios Containers, we assess potential acquisition opportunities on a regular basis. Pursuant to our Omnibus Agreement with Navios Holdings, as amended in June 2009, we will have the opportunity to purchase additional drybulk vessels from Navios Holdings when those vessels are fixed under charters of three or more years upon their expiration of their current charters or upon completion of their construction. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the drybulk market at any given time. For other trends affecting our business please see other discussions in “Item 5 - Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2020:

	Payments due by period (4) (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$197,008	$138,090	$92,189	$—	$427,287
Financial liabilities(2)	$6,585	$19,219	$12,901	$25,177	$63,882
Operating lease obligations (Time Charters) for bareboat charter-in vessels(3) (4)	$4,525	$13,206	$12,884	$30,184	$60,799
Total contractual obligations	$208,118	$170,515	$117,974	$55,361	$551,968
(1)	Represents principal payments and repayments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 2.60% to 7.00% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $12.4 million (less than 1 year), $12.0 million (1-3 years), and $2.2 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of December 31, 2020, timing of scheduled payments and the term of the debt obligations.
(2)	Represents principal payments and repayments on amounts drawn under the financial liabilities and exclude interest payments of $4.2 million (less than 1 year), $6.9 million (1-3 years), $4.1 million (3-5 years) and $4.9 million (more than 5 years).
(3)	In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners had agreed to pay in total $5.54 million, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2.77 million was paid during the year ended December 31, 2017 and the second half of $2.77 million was paid during the year ended December 31, 2018, both presented under the caption “Other long-term assets” in the Consolidated Balance Sheets as of December 31, 2020.
(4)	On October 18, 2019, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, two newbuilding Panamax vessels of approximately 81,000 dwt each, expected to be delivered by the first half of 2021. Navios Partners had agreed to pay in total $12.3 million, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1.4 million was paid during the year ended December 31, 2019, $4.3 million was paid in the first quarter of 2020 and $5.7 million was paid in the third quarter of 2020, all presented under the caption “Other long-term assets” in the Consolidated Balance Sheets as of December 31, 2020. The remaining amount of $0.9 million will be paid upon the delivery of the vessels. The table above excludes the deposits payable of $0.9 million in 2021.

Navios Partners leases office space in Monaco pursuant to a five year lease agreement dated July 1, 2018 that expires in June 2023, for a monthly rent of approximately $0.01 million.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, please refer to Note 2 — Summary of significant accounting policies to the notes to the consolidated financial statements, included elsewhere in this Annual Report.

Fair Value of Vessels: As of December 31, 2020, Navios Partners owned a fleet of 51 vessels, with an aggregate carrying value of $1,080.2 million, including the carrying value of the unamortized value of the intangible assets (i.e. charter attached), if any, and the carrying value of the unamortized portion of deferred drydock and special survey costs. On a vessel-by-vessel basis, as of December 31, 2020, the carrying value of 48 of Navios Partners' vessels exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $297.8 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2020, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price/Fair Value at initial recognition(1)	Carrying Value as of December 31, 2020(1)
	(In millions of U.S. dollars)
Navios Alegria(2)	11/16/2007	38.9	9.0*
Navios Hope	07/01/2008	80.0	14.1*
Navios Fantastiks	05/02/2008	87.7	21.0*
Navios Sagittarius	01/12/2010	59.4	17.9*
Navios Hyperion(2)	01/08/2010	63.0	9.0*
Navios Aurora II	03/18/2010	110.3	44.2*
Navios Pollux(2)	05/21/2010	110.0	22.2*
Navios Melodia	11/15/2010	78.8	45.6*
Navios Fulvia	11/15/2010	98.2	47.0*
Navios Luz	05/19/2011	78.0	37.4*
Navios Orbiter(2)	05/19/2011	52.0	9.2*
Navios Buena Ventura	06/15/2012	67.5	33.7*
Navios Helios	07/27/2012	21.1	13.4*
Navios Joy	09/11/2013	47.5	36.8*
Navios Harmony	10/11/2013	18.0	12.6*
Hyundai Hongkong	12/04/2013	55.2	42.7*
Hyundai Tokyo	12/10/2013	55.1	43.1*
Hyundai Singapore	12/04/2013	55.2	42.8*
Hyundai Shanghai	12/13/2013	55.2	43.0*
Hyundai Busan	12/16/2013	55.8	43.2*
Navios La Paix	01/08/2014	28.5	23.0*
Navios Sun	01/17/2014	16.2	11.3*
Navios Beaufiks	12/30/2016	15.4	14.3*
Navios Prosperity I	06/07/2017	13.7	12.2*
Navios Ace	06/09/2017	31.4	27.5*
Navios Libertas	07/10/2017	13.7	11.7*
Navios Sol	07/17/2017	28.6	26.6*
Navios Christine B	08/11/2017	14.0	13.6*
Navios Aster	08/21/2017	28.9	27.3*
Navios Symphony	09/20/2017	28.0	25.3*
Navios Apollon I	05/09/2018	13.4	13.0*
Navios Symmetry	05/21/2018	11.8	10.5*
Navios Altair I	06/07/2018	11.8	10.6*
Navios Sphera	08/31/2018	30.0	27.6*
Navios Mars	08/31/2018	49.0	45.0*
Navios Camelia	12/16/2019	10.9	10.6*
Navios Amaryllis	12/16/2019	10.5	10.1*
Navios Anthos	12/16/2019	9.4	10.4*
Navios Azalea	12/16/2019	9.5	10.0*
Protostar N(3)	12/13/2019	12.0	10.1*
Harmony N(3)	12/13/2019	11.7	9.9*
Esperanza N(3)	12/13/2019	10.4	4.4
Castor N	12/13/2019	11.3	8.9*
Solar N	12/13/2019	10.7	10.4*
Odysseus N	06/29/2020	12.1	13.6*
Joie N	06/29/2020	10.0	9.7*
Serenitas N	06/29/2020	10.0	9.7*
Unity N	06/29/2020	12.1	12.8*
Copernicus N	06/29/2020	11.9	11.8*
Navios Gem	09/30/2020	33.0	32.7
Navios Victory	09/30/2020	18.0	17.8
Totals		$1,824.8	$1,080.2

(1)  All amounts include related time charter, if any. Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Partners would sustain on a hypothetical disposition of those vessels as of December 31, 2020, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel for its remaining useful life are also less than the carrying value of the vessel (including the carrying value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel).

(2)  As of December 31, 2020, we recorded an impairment loss of $51.0 million for the Navios Alegria, the Navios Hyperion, the Navios Pollux and the Navios Orbiter.

(3)  As of June 30, 2020, we recorded an impairment loss of $6.8 million for the Protostar N, the Harmony N and the Esperanza N.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions. As of December 31, 2020, the impact of the COVID-19 pandemic continues to unfold and may continue to affect our business, financial performance and the results of our operations, including due to decreased demand for global seaborne dry bulk and container trade and dry bulk and containership charter rates, the extent of which will depend largely on future developments. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods.

Stock-based compensation: In February 2019, December 2019 and December 2018, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. The fair value of restricted common units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2020, 2019 and 2018. As of December 31, 2020, 285,763 restricted common units were vested, cumulatively.

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

During the fourth quarter of fiscal year 2020, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners' long-lived assets may exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on our future operations. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined the undiscounted projected net operating cash flows for each vessel and compared it to the vessels' carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners' remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and ten-year average historical one-year time charter rates for the remaining period), over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, management fees as determined by the Management Agreement in effect until December 2024 and thereafter assuming an increase of 3.0% every second year and utilization rate of 98.6% based on the fleet's historical performance.

Where the undiscounted projected net operating cash flows do not exceed the carrying value of an asset group, management proceeds to perform step two of the impairment assessment. In step two of the impairment assessment, the Company determines fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations from independent ship brokers performed on an individual vessel basis. The significant factors and assumptions used by management in determining fair value of vessels included those in developing the projected net operating cash flows over the remaining economic life of each vessel and the discount rate.

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for certain of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $51.0 million for four of our vessels, being the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs related to the vessels, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations (see Note 6 — Vessels, net).

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for certain of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $29.3 million for one vessel, being the difference between the fair value and the vessel's carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations (see Note 6 — Vessels, net).

As of December 31, 2018, our assessment concluded that step two of the impairment analysis was not required for our vessels held and used, as the undiscounted projected net operating cash flows exceeded the carrying value.

As of June 30, 2020, we concluded that events and circumstances triggered the existence of potential impairment of our containerships. These indicators included volatility in the charter market and market values for containerships. As a result, we performed step one of the impairment assessment of our containerships by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As of June 30, 2020, our assessment concluded that step two of the impairment analysis was required for three containerships held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $6.8 million for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations.

As of December 31, 2020, the 10-year historical average rates for its vessels (which naturally vary by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 4.4% higher than the Company's average daily time charter equivalent rate achieved in fiscal year 2020 of $12,497 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels), with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). The table below compares the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels), each as of December 31, 2020:

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	Five-Year Average	Three-Year Average	One-Year Average
	(% above (below) the 10-year average)
Ultra-Handymax	(4.1%)	7.6%	(5.3%)
Panamax	2.5%	16.9%	5.5%
Capesize	(3.5%)	10.7%	(4.1%)
Container 6,800 TEU	(17.6%)	(8.4%)	(5.1%)
Container 2,500 TEU	1.8%	15.5%	14.8%

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), Navios Partners estimates that 4, 0 and 3 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows. As disclosed elsewhere, as of December 31, 2020, the Company's fleet includes 48 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter and the unamortized portion of deferred drydock and special survey costs, if any, on the specified vessel) by approximately $297.8 million in the aggregate (the unrealized loss).

In connection with its annual impairment testing on its vessels as of December 31, 2020, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company's vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 2.3% to 87.9% (depending on the vessel).

During the years ended December 31, 2020, 2019 and 2018, an impairment loss of $13.8 million, $7.3 million and $44.3 million, respectively, was also recognized in connection with the committed sales of the Navios Soleil in December 2020, the Esperanza N in January 2021, the Castor N in February 2021, the Navios Galaxy in April 2019, the YM Unity and the YM Utmost in July 2018, the Navios Felicity and the Navios Libra II in December 2018, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 6 — Vessels, net).

The total impairment loss recognized amounted to $71.6 million, $36.7 million and $44.3 million for the years ended December 31, 2020, 2019 and 2018, respectively, and was presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations.

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

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 “Revenue from Contracts with Customers” using the modified retrospective approach. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company's contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company's retained earnings, as at January 1, 2018.

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

Investment in Equity Securities: Navios Partners evaluates its investment in Navios Containers for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to: (i) the length of time and the extent to which the fair value has been less than the carrying value; (ii) the financial condition and near-term prospects of Navios Containers; and (iii) the intent and ability of the Company to retain its investment in Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value (see Note 19 — Investment in affiliates and Note 23— Subsequent events).

Recent Accounting Pronouncements:

Please refer to Note 2 — Summary of significant accounting policies to the notes to the consolidated financial statements, included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	56	Chairman of the Board, Chief Executive Officer and Director
Efstratios Desypris	48	Chief Financial Officer
George Achniotis	56	Executive Vice President-Business Development and Director
Shunji Sasada	63	Director
Serafeim Kriempardis	73	Director (Class III)
Orthodoxia Zisimatou	58	Director (Class II)
Kunihide Akizawa	61	Director (Class I)
Alexander Kalafatides	57	Director (Class I)
Vasiliki Papaefthymiou	52	Secretary

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco. Each of Ms. Frangou, Mr. Achniotis and Mr. Sasada were appointed as directors by our general partner, pursuant to our partnership agreement.

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Acquisition (NYSE: NNA), an affiliated corporation, since March 2008 and Chairman and Chief Executive Officer of Navios Containers (Nasdaq: NMCI), an affiliated limited partnership, since April 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is the non-executive Chairman of IRF European Finance Investments Ltd. and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a Bachelor's degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master's degree in Mechanical Engineering from Columbia University.

Efstratios Desypris has been the Chief Financial Officer of Navios Partners since January 2010. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners' sponsor, since May 2006 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. Mr. Desypris has also been a Director of Navios Containers since November 2018. He also serves as a Director and the SVP-Strategic Planning of Navios South American Logistics Inc. and as a Director of Navios Europe. Before joining Navios Holdings, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada has also served as a director of Navios Holdings and President of Navios Corporation since January 2015. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd..In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing Mitsui O.S.K. Lines Ltd. as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started Mitsui O.S.K. Lines Ltd.’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President - Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer until December 2014. Mr. Sasada has been a member of the North American Committee of Nippon Kaiji Kyokai since inception. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is a member of Board of Trustees of Keio Academy of New York.

Serafeim Kriempardis was appointed to our Board of Directors in December 2009. Mr. Kriempardis previously served as the Head of Shipping of Piraeus Bank from 2007 to 2009 and as the Head of Shipping of Emporiki Bank of Greece from 1999 to 2007. Prior to serving as Head of Shipping at Emporiki Bank, Mr. Kriempardis served in the Project Finance and Corporate and Feasibility departments of the bank. Mr. Kriempardis is an accountant by training and holds a Bachelor's degree in Economics from the Athens University of Economics and Business and a Diploma in Management from the McGill University of Canada. Mr. Kriempardis also serves as chairman of the Audit Committee, chairman of the Compensation Committee and as a member of our Conflicts Committee,is an independent director.

Orthodoxia Zisimatou was appointed to our Board of Directors in June 2017. Mrs. Zisimatou has been a practicing maritime lawyer since 1988, focusing on S&P contracts and contracts of affreightment. She has been a member of the Permanent Committee of Maritime Policy, Security and Protection of the Environment and of the Legal Committee of the Hellenic Chamber of Shipping since 2007. She has also served as a Maritime Arbitrator for the Hellenic Chamber of Shipping since 2007. Since 2009, Mrs. Zisimatou has acted as the Secretary General of the Union of Piraeus Shipping Lawyers. She earned a bachelor's degree in Law from the faculty of Law of the University of Athens. Mrs. Zisimatou also serves on our Audit, Compensation and Conflicts Committees and is an independent director.

Kunihide Akizawa was appointed to our Board of Directors in July 2018. He has over 35 years of experience in shipping and logistics. Mr. Akizawa started his shipping career in 1982 in Japan with Mitsui O.S.K. Lines, Ltd. He worked in the accounting department, the export department focusing on the Red Sea and Mediterranean areas, the bulk department, and a chartering manager of Skaarup Shipping International Corporation, which was a joint-venture company with Mitsui O.S.K. Lines, Ltd. In 1995, Mr. Akizawa joined ITOCHU Corporation in the logistics division. From 2016 to 2020 he was President of IMECS Co., Ltd, the ship-owning arm of ITOCHU. From April 2020 he is responsible for special project at IMECS. Mr. Akizawa is a graduate of Gakushuin University, Tokyo with a B.A. degree in Economics.

Alexander Kalafatides has been a member of our board of directors since 2019. Mr. Kalafatides has nearly 40 years of experience in general management and marketing. Mr. Kalafatides holds the position of global sales and marketing director of IUC International LLC, a designer and importer of consumer products, and he also serves as an adjunct professor in International Business at Drexel University. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc., a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University, his B.S.E. in computer engineering & science at the University of Pennsylvania and a Certificate of Director Education from Drexel University's Gupta Governance Institute. Mr. Kalafatides serves as chairman of the Conflicts Committee and as a member of the Audit Committee, is an independent director.

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

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2020, 2019 and 2018 no amounts were paid to the General Partner.

Officers' Compensation

We were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of the Manager, their compensation is set and paid by the Manager, and we reimburse the Manager for time they spend on the Company's matters pursuant to the Administrative Services Agreement. Under the terms of the Administrative Services Agreement, we reimburse the Manager for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to the Manager for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that the Manager pays to such officers. For the years ended December 31, 2020, 2019 and 2018, the fees charged by the Manager for administrative services, was $13.7 million, $10.4 million and $9.3 million, respectively.

Compensation of Directors

Our officers and directors who are also employees of the Managers do not receive additional compensation for their service as directors, other than Ms. Frangou who receives, a fee of $0.15 million per year for acting as a director and as our Chairman of the Board. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors receive a director fee of $0.05 million per year. The Chairman of our Audit Committee, our Conflicts Committee and our Compensation Committee receives an additional fee of $0.04 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the year ended December 31, 2020, the aggregate annual fees paid to our non-management directors were $0.22 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

In December 2020, the Compensation Committee of Navios Partners authorized and approved a cash payment of $2.5 million to our officers and directors for which all service conditions had been met as of December 31, 2020. Also, the Compensation Committee of Navios Partners authorized and approved an additional $2.5 million cash payment to the directors and officers of the Company subject to fulfillment of certain service conditions in 2021.

In December 2019, February 2019 and December 2018, Navios Partners authorized the granting of 4,000, 25,396 and 97,633 restricted common units, respectively, which were issued on December 18, 2019, February 1, 2019 and December 24, 2018, respectively, to its directors and officers. These awards of restricted common units are based solely on service conditions and vest ratably over a period of four years each, respectively. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2020, 2019 and 2018. As of December 31, 2020, 285,763 restricted common units were vested, cumulatively.

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as our Class I elected directors and will serve until our annual meeting of unitholders in 2021; one director was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2022; and one director was designated as the Class III elected director and will serve until our annual meeting of unitholders in 2023. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units and complies with the requirements in our partnership agreement.

With respect to our corporate governance, there are several significant differences between us and a domestic issuer in that the New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a Compensation Committee, although we meet both requirements, or a nominating/corporate governance committee.

We have three committees: an Audit Committee, a Conflicts Committee and a Compensation Committee. Three independent members of our board of directors serve on a Conflicts Committee to review specific matters that the board believes may involve potential conflicts of interest. The Conflicts Committee determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an Audit Committee of a board of directors and certain other requirements. Any matters approved by the Conflicts Committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our Conflicts Committee are Messrs. Alexander Kalafatides and Serafeim Kriempardis and Mrs. Orthodoxia Zisimatou.

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

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Efstratios Desypris, our Secretary, Vasiliki Papaefthymiou, and our Executive Vice President-Business Development, George Achniotis, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings and Navios Acquisition which may cause them to pursue business strategies that disproportionately benefit Navios Holdings and Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. While the amount of time each of them allocate between our business and the business of Navios Holdings, Navios Acquisition varies from time to time depending on various circumstances and the respective needs of the business, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one quarter of their time to our business. Our Chief Executive Officer has been the Chief Executive Officer of Navios Containers, which is under merger process with the Company.

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

Whenever our General Partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our General Partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, or general partner interest or votes upon the dissolution of the partnership. Actions of our General Partner, which are made in its individual capacity, are made by Olympos Maritime Ltd.

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

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. - Major Unitholders and Related Party Transactions”.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 24, 2021, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 23, 2021 (60 days after March 24, 2021) through the exercise of any unit option or other right. The percentage disclosed below is based on all outstanding common units (11,345,187), not including general partner units (237,822). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)	347,636	3.1%
Efstratios Desypris	—	—
George Achniotis	*	*
Shunji Sasada	*	*
Serafeim Kriempardis	*	*
Kunihide Akizawa	*	*
Alexander Kalafatides	—	—
Orthodoxia Zisimatou	*	*
Vasiliki Papaefthymiou	—	—
All directors and officers as a group (9 persons)(2)	358,637	3.2%

* Less than 1%

(1)	Excludes units owned by Navios Holdings, on the board of which our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as one of our directors, Shunji Sasada, all serve. In addition, Ms. Frangou is Navios Holdings' Chairman and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings' Executive Vice President Legal and Mr. Achniotis is Navios Holdings' Chief Financial Officer.

(2)  Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common units, other than Angeliki Frangou.

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 24, 2021, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 23, 2021 (60 days after March 24, 2021) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding units of 11,345,187 common units. There are also 237,822 general partner units outstanding which are not included in the ownership table below. The general partner units are held by Olympos Maritime Ltd., which holds a 2.1% interest in Navios Partners based on all outstanding common units and general partner units. For more information on our general partner, please read “Item 7. B. Unitholders and Related Party Transactions”.

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	2,070,216	18.2%

(1)  The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on September 5, 2019 and includes 175,467 shares directly owned by Navios Holdings and over which it has sole voting and dispositive power and 1,894,749 shares directly owned by Alpha Merit Corporation, a wholly-owned subsidiary of Navios Holdings, over which Navios Holdings has shared voting and dispositive power.

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

As of March 25, 2021, we had at least 13 common unit holders of record, 5 of which were located in the United States and held an aggregate of 9,679,821 of our common units, representing approximately 80% of our outstanding common units. However, one of the U.S. common unit holders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 9,567,508 of our common units as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

As of December 31, 2020, there were 11,345,187 outstanding common units and 237,822 general partnership units. Navios Holdings currently owns 2,070,216 common units, which represents an 18.2% limited partner interest in us based on the currently outstanding common units of 11,345,187. In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Partners to an entity affiliated with the Company's Chairman and Chief Executive Officer. Thereafter, Olympos Maritime Ltd., an entity affiliated with our Chairman and Chief Executive Officer, holds the general partner interest which represents a 2.1% interest in us based on all outstanding common units and general partner units. Our general partner's ability, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, means that our Chairman and Chief Executive Officer, together with her affiliates, has the ability to exercise influence regarding our management.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30.0 million. In February 2019, Navios Partners was required to fund the amount of $4.0 million under Navios Europe I's Revolving Loan (see Note 19 — Investment in Affiliates).

On November 22, 2019, an agreement was reached to liquidate Navios Europe I before its original expiring date. On November 26, 2019 a Share Purchase Agreement was entered between Navios Europe Inc. and Navios Maritime Operating LLC (a wholly owned subsidiary of Navios Partners). The transaction was completed on December 13, 2019.

As a result of the Europe I liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the containerships of Navios Europe I with a fair value of $56.1 million, and working capital balances of $14.4 million including cash at banks of $12.9 million, in satisfaction of its receivable balances in the amount of (i) approximately $19.0 million representing the Revolving Loan, term loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Investments in affiliates”, “Due/to from related parties” and “Loans receivable from affiliates”; and (ii) approximately $34.2 million representing the previously transferred rights of Navios Holdings to the Navios Europe I's term loans and Navios Revolving Loans I (including the respective accrued receivable interest), of which $4.8 million was presented under “Notes receivable from affiliates” and $29.4 million presented contra equity. Furthermore, Navios Partners has assumed $17.2 million of Navios Europe I senior loan.

Following the liquidation of Navios Europe I, the balance due from Navios Europe I as of each of December 31, 2020 and 2019 was $0.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners previously made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 19 — Investment in Affiliates).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5.0 million. Navios Europe II owned seven container vessels and seven dry bulk vessels. Navios Partners had a net receivable of approximately $17.3 million from Navios Europe II.

As of March 31, 2020, the decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $6.9 million was recognized and included in the accompanying Consolidated Statements of Operations for the year ended December 31, 2020, as “Impairment of receivable in affiliated company”. The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiring date. The transaction was completed on June 29, 2020.

As a result of the Europe II liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56.1 million and working capital balances of $(2.7) million. The acquisition was funded through a new credit facility (Note 10—Borrowings) and cash on hand for total of $36.1 million and the satisfaction of its receivable balances in the amount of approximately $17.3 million representing the Revolving Loan, term loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the liquidation of Navios Europe II, there was no balance due from Navios Europe II as of December 31, 2020. As of December 31, 2019, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $15.4 million, under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $7.3 million under the caption “Amounts due from related parties” and the accrued interest income earned under the term loans was $0.8 million under the caption “Loans receivable from affiliates”.

Navios Containers

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50.3 million of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30.0 million and received 6,000,000 shares, and Navios Holdings invested $5.0 million and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed aprivate placement and issued 10,000,000 shares for $50.0 million of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10.0 million and received 2,000,000 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the equity. On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50.0 million. Navios Partners invested $10.0 million and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30.0 million. Navios Partners invested $14.5 million and received 2,629,095 shares and Navios Holdings invested $0.5 million and received 90,909 shares. Navios Partners and Navios Holdings also received 9,273 warrants, with a five-year term, respectively.

On November 30, 2018, Navios Containers was converted into a limited partnership. All of the warrants described above issued to Navios Partners and Navios Holdings expired. On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers' outstanding equity. In connection with this transaction, Navios Partners recognized an OTTI impairment of $0.6 million on the units distributed, which was presented under the caption “Equity in net earnings of affiliated companies” in the Consolidated Statements of Operations for the year ended December 31, 2018. The amount of the distribution was $4.2 million based on the last trading price of Navios Containers' shares in the Norwegian over-the-countermarket as of November 23, 2018. Following the distribution, Navios Partners owns approximately 33.5% of the equity in Navios Containers.

On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company will acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company. Under the terms of the Transaction, public unitholders of Navios Containers will receive 0.39 of a common unit of the Company for each outstanding common unit of Navios Containers. The Transaction was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The general partner of Navios Containers consented to the merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction is expected to close on or about March 31, 2021. The expenses of this transaction are included in the General and Administrative expenses, in the Consolidated Statements of Operations.

As of December 31, 2020 and 2019, Navios Partners held 11,592,276 common units, representing an ownership interest in Navios Containers of 35.7% and 33.5% respectively. Based on the Company's evaluation of the duration and magnitude of the fair value decline for approximately twelve months as of December 31, 2019, the Company concluded that the decline in the fair value of its investment below its carrying value was not temporary and therefore, an OTTI loss of $42.6 million was recognized as of December 31, 2019 presented under the caption “Equity in net Earnings of affiliates”, in the Consolidated Statement of Operations, being the difference between the fair value of $25.0 million and the carrying value of the investment of $67.6 million. Total pre-OTTI equity method investment income of $1.1 million, $2.5 million and $4.0 million was recognized for the years ended December 31, 2020, 2019 and 2018, respectively.

The fair value of Navios Partners' equity investment in Navios Containers is based on unadjusted quoted prices in active markets for Navios Containers' common units. The fair value of Navios Partners' equity investment in Navios Containers as at December 31, 2020 was $47.5 million compared with its carrying value of $26.2 million.

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

(2)  acquiring a Panamax or Capesize drybulk carrier under charter for three or more years after the closing of the IPO if Navios Holdings offers to sell to us the vessel for fair market value or putting a Panamax or Capesize drybulk carrier that Navios Holdings owns under charter for three or more years if Navios Holdings offers to sell the vessel to us for fair market value at the time it is chartered for three or more years and, in each case, at each renewal or extension of that charter for three or more years;

(3)  acquiring a Panamax or Capesize drybulk carrier under charter for three or more years as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

(a)  if less than a majority of the value of the total assets or business acquired is attributable to those Panamax or Capesize drybulk carriers and related charters, as determined in good faith by the board of directors of Navios Holdings, Navios Holdings must offer to sell such Panamax or Capesize drybulk carriers and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Holdings that would be required to transfer the Panamax and Capesize drybulk carriers and related charters to us separately from the acquired business; and

(b)  if a majority or more of the value of the total assets or business acquired is attributable to the Panamax or Capesize drybulk carriers and related charters, as determined in good faith by the board of directors of Navios Holdings, Navios Holdings shall notify us in writing of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings if we wish to acquire such Panamax or Capesize drybulk carriers and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings acquiring the non-Panamax or non-Capesize drybulk carriers and related charters forming part of that business or package of assets. If we do not notify Navios Holdings of our intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above; (4)  acquiring a non-controlling interest in any company, business or pool of assets;

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
(b)	if a majority or more of the value of the total assets or business acquired is attributable to a Non-Panamax or Non-Capesize Drybulk Carrier and related charter, as determined in good faith by us; we shall notify Navios Holdings in writing of the proposed acquisition. Navios Holdings shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Non-Panamax or Non-Capesize Drybulk Carrier forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Panamax or Capesize Drybulk Carrier under charter for three or more years forming part of that business or package of assets. If Navios Holdings does not notify us of its intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above;
(2)	prevent us or any of our subsidiaries from owning, operating or chartering a Non-Panamax or Non-Capesize Drybulk Carrier subject to the offer to Navios Holdings described in paragraph (1) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or
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

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel the Navios Bonavis upon its delivery to Navios Holdings. Navios Holdings was released from the Omnibus Agreement restrictions for two years until June 29, 2011 in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings' existing fleet). Pursuant to our release from the Omnibus Agreement restrictions, in June 2009, we waived our rights of first refusal with Navios Acquisition with respect to an acquisition opportunity until the earlier of: (a) the consummation of a business combination by Navios Acquisition; (b) the liquidation of Navios Acquisition; and (c) June 2011.

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

The Acquisition Omnibus Agreement

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition's initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

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

Management Agreement

At the closing of the IPO, we entered into a management agreement, as amended, with the Manager, pursuant to which the Manager has agreed to provide certain commercial and technical management services to us. These services are provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly but may subcontract for certain of these services with other entities.

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

In August 2019, Navios Partners extended the duration of its existing Management Agreement with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee equal to the fees charged for the full calendar year preceding the termination date by Navios Partners, in the event the Management Agreement is terminated on or before December 31, 2024. Following a subsequent amendment to the Management Agreement on December 13, 2019, the management fees agreed were: (a) Until December 31, 2019, a fixed daily fee of (i) $4,325 per owned Panamax Vessel, (ii) $4,225 per Ultra-Handymax Vessel, (iii) $5,250 per owned Capesize Vessel, (iv) $6,700 per owned 6,800TEU container vessel, (v) $6,100 per owned container vessel of 1,000TEU to 3,400TEU, payable on the last day of each month; (b) commencing from January 1, 2020, a fixed daily fee of (i) $4,450 per owned Panamax Vessel, (ii) $4,350 per Ultra-Handymax Vessel, (iii) $5,410 per owned Capesize Vessel, (iv) $6,900 per owned 6,800TEU Container Vessel, (v) $6,100 per owned container vessel of 1,000TEU to 3,400TEU, payable on the last day of each month for two years (months one to twenty-four), (the “Fixed Daily Fee”). The Management Agreement also provides for a technical and commercial management daily fee of $50 per vessel and an annual increase of 3% of the Fixed Daily Fee per vessel, unless otherwise agreed, commencing from January 1, 2022. Drydocking expenses are reimbursed at cost for all vessels.

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

Administrative Services Agreement

At the closing of the IPO, we entered into the Administrative Services Agreement, as amended, with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. The Administrative Service Agreement expires on January 1, 2025 and shall be automatically renewed for a period of an additional five (5) years.

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

General and Administrative Expenses

We have entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to us. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until January 1, 2025. Total general and administrative expenses for the years ended December 31, 2020, 2019 and 2018, amounted to $13.7 million, $10.4 million and $9.3 million, respectively.

Vessel Operating Expenses (Management Fees)

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

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4,450 daily per Panamax Vessel; (b) $4,350 daily per Ultra-Handymax Vessel; (c) $5,410 daily per Capesize Vessel; (d) $6,100 daily per Panamax and Sub-Panamax Containership and (e) $6,900 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships and following the liquidation of Navios Europe II, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax vessels. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6,100 daily per SubPanamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

Total vessel operating expenses for the years ended December 31, 2020, 2019 and 2018, amounted to $93.7 million, $68.2 million and $68.9 million, respectively.

Other

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of December 31, 2020, the outstanding claim receivable amounted to $5.0 million. The final settlement of the amount from Navios Holdings will take place at a specific date, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets.

On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company will acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company (the “Transaction”). Under the terms of the Transaction, public unitholders of Navios Containers will receive 0.39 of a common unit of the Company for each outstanding common unit of Navios Containers. The Transaction was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The General Partner of Navios Containers has consented to the merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction is expected to close on or about March 31, 2021. The expenses of this transaction are included in the General and Administrative expenses, in the Consolidated Statements of Operations.

Navios Partners intends to account for the merger “as a business combination achieved in stages,” which will result in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers will be remeasured to its fair value at the date the controlling interest is acquired and the resulting gain/(loss) will be recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction will be allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the merger. The purchase price allocation is subject to finalization as Navios Partners completes the valuation of the assets acquired and liabilities assumed. The assets and liabilities and results of operations of Navios Containers will be included in Navios Partners’ consolidated results of operations from and only for periods subsequent to the closing of the acquisition.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings

On March 13, 2020, two purported holders of the Navios Conainers’s common units commenced a lawsuit in the United States District Court for the Southern District of New York captioned The Mangrove Partners Master Fund, Ltd. et al v. Navios Containers, Case No. 1:20-cv-02290-LJL. In the suit, the plaintiffs allege that Navios Containers breached its’ limited partnership agreement and the Marshall Islands Limited Partnership Act, in each case based on an alleged refusal by Navios Containers to provide to the plaintiffs certain non-public books and records of Navios Containers. On July 20, 2020, the plaintiffs amended their complaint to add Navios Containers’ CEO as a named defendant, and added two additional causes of actions; one for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and one for common law fraud, and the plaintiffs sought, among other things, damages, fees, expenses, rescission, and an order requiring Navios Containers to furnish the requested records to the plaintiffs. On September 25, 2020, the named defendants moved to dismiss the amended complaint, which resulted in plaintiffs filing a second amended complaint that further added two additional causes of actions (one for fraudulent inducement and one for negligent misrepresentation) and sought the same relief as requested in the first amended complaint. The named defendants moved to dismiss the second amended complaint on January 15, 2021, and briefing was completed on March 2, 2021. Navios Containers believes the plaintiffs’ claims to be entirely without merit and will vigorously defend against these claims.

On August 31, 2016, Hanjin Shipping Co. (“Hanjin”) filed for rehabilitation. We had two Capesize vessels chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September 2016, both vessels were redelivered to our commercial management and were rechartered to third parties. We had filed claims to the Seoul Central District Court for the lost revenues in accordance with the rehabilitation process. Rehabilitation proceedings were cancelled on February 2, 2017 and Hanjin entered into liquidation on February 17, 2017. Our claims were registered in the rehabilitation proceedings on October 24, 2016 and would be assessed during the bankruptcy proceedings. In October 2020, we were advised that the bankruptcy claim regarding vessel Navios Buena Ventura was dismissed by the bankruptcy Court. The relevant court is still assessing the claim regarding the Navios Luz. We have fully provided for these amounts in our books (see Note 2(f) — Summary of Significant Accounting Policies).

We are not involved in any other legal proceedings or aware of any proceedings against us, or contemplated to be brought against us that we believe would have a material adverse effect on our business, financial position, results of operations and liquidity.

From time to time, we may be subject to legal proceedings and claims arising out of our operations in the normal course of business. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Cash Distribution Policy

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our Board of Directors elected to suspend distributions on our common units in order to preserve cash and improve our liquidity. In March 2018, the Company’s Board of Directors announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, the Company amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually.

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

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company's board of directors determined to suspend payment of the Company's quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company's board of directors announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, the Company amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually.

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

In April 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2020 of $0.30 per unit. The distribution was paid on May 14, 2020 to all unitholders of common units and general partner units of record as of May 11, 2020. The aggregate amount of the declared distribution was $3.4 million.

In July 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2020 of $0.05 per unit. The distribution was paid on August 13, 2020 to all unitholders of common units and general partner units of record as of August 10, 2020. The aggregate amount of the declared distribution was $0.6 million.

In October 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2020 of $0.05 per unit. The distribution was paid on November 13, 2020 to all unitholders of common units and general partner units of record as of November 9, 2020. The aggregate amount of the declared distribution was $0.6 million.

In January 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2020 of $0.05 per unit. The distribution was paid on February 12, 2021 to all unitholders of common units and general partner units of record as of February 9, 2021. The aggregate amount of the declared distribution was $0.6 million.

During the years ended December 31, 2020, 2019 and 2018 the aggregate amount of cash distribution paid was $7.9 million, $13.6 million and $10.3 million, respectively.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C. currently holds the incentive distribution rights, but may transfer these rights, provided the transferee agrees to be bound by the terms if the partnership agreement. As of December 31, 2017, the holder of incentive distribution rights may transfer any or all of its Incentive Distribution Rights without unitholder approval.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders our general partner and the holder of our incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest.

Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

In August 2019, Navios Holdings sold the general partnership interests in the Company to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company's Chairman and Chief Executive Officer. The incentive distribution rights remained with Navios GP L.L.C.

B. Significant Changes

Navios Containers merger

On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company will acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company (the “Transaction”). Under the terms of the Transaction, public unitholders of Navios Containers will receive 0.39 of a common unit of the Company for each outstanding common unit of Navios Containers. The Transaction was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The general partner of Navios Containers consented to the merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction is expected to close on or about March 31, 2021. The expenses of this transaction are included in the General and Administrative expenses, in the Consolidated Statements of Operations.

Apart from the above, no other significant changes have occurred since the date of the annual financial statements included herein.

Item 9. The Offer and Listing

Our common units are traded on the New York Stock Exchange (or “NYSE”) under the symbol “NMM”.

On March 13, 2019, we were notified by the NYSE that we were no longer in compliance with the NYSE's continued listing standards because the average closing price of our common stock over a consecutive 30 trading-day period was less than $1.00 per unit. We responded to the NYSE confirming our intent to cure this deficiency within the prescribed timeframe set out in the NYSE's Listed Company Manual. Following a 1-for-15 reverse stock split of the issued and outstanding common units and general partner units, effective on May 21, 2019, we cured this deficiency within the prescribed timeframe set out in the NYSE's Listed Company Manual.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on November 14, 2007: “The Partnership Agreement,” “Description of the Common Units - The Units”, “Conflicts of Interest and Fiduciary Duties”, “How we make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.”

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19. Please read “Item 5. Operating and Financial Review and Prospects - Trends and Factors Affecting Our Future Results of Operations - Liquidity and Capital Resources - credit facilities” for a summary of certain contract terms.

•	Loan Agreement for a $32.0 million term loan, dated June 26, 2017, among Finian Navigation Co., Casual ShipHolding Co., BNP Paribas and the Banks and Financial Institutions listed therein.

• Deed of Accession, Amendment, Release and Restatement, dated April 9, 2019, relating to the Loan Agreement, dated June 26, 2017, by and among Casual Shipholding Co., Wave Shipping Corp. and Ammos Shipping Corp., Navios Maritime Partners L.P., Navios Maritime Operating L.L.C., Navios ShipManagement Inc., and BNP Paribas and BNP Paribas (Suisse) SA.

• Loan Agreeement for a $44.0 million term loan, dated July 31, 2018, among Navios Partners and DVB Bank S.E.

•	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.
•	Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Acquisition Omnibus Agreement, dated as of May 28, 2010, among Navios Partners, Navios Acquisition and Navios Holdings. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Navios Midstream Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Maritime Midstream Partners L.P., Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., Navios Maritime Acquisition Corporation and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Omnibus Agreement, effective as of June 7, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc.
•	Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 4 to Management Agreement dated August 29, 2014, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 5 to Management Agreement dated February 10, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 6 to Management Agreement dated May 4, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 8, to Management Agreement dated November 14, 2017, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 9 to Management Agreement dated August 28, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 10 to Management Agreement dated December 13, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Registration Rights Agreement dated April 30, 2008. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Continuous Offering Program Sales Agreement, dated November 18, 2016, between Navios Partners and S. Goldman Capital LLC. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.
•	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC.
•	Amendment No. 2 to Continuous Offering Program Sales Agreement, dated August 3, 2020, with S. Goldman Capital LLC.
•	Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited and Coasters Ventures Ltd., as joint and several borrowers; the Banks and Financial Institutions listed in Schedule 1 therein, as Lenders; NIBC Bank N.V., as Mandated Lead Arranger; and NIBC Bank N.V., as Agent and Security Trustee.
•	Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., and Customized Development S.A., as joint and several Borrowers; guaranteed by Navios Maritime Partners L.P., as Guarantor; arranged by DVB Bank SE, as Arranger; with DVB Bank SE, acting as Facility Agent; DVB Bank SE, acting as Security Agent; and DVB Bank SE, acting as Account Bank.
•	Facility Agreement, dated April 5, 2019, by and among Joy Shipping Corporation, Avery Shipping Corporation, DNB Bank ASA and the Bank and Insitutions listed therein.
•	Facility Agreement, dated July 4, 2019, by and among Chilali Corp., Surf Maritime Co., Pandora Marine Inc., Micaela Shipping Corporation and Credit Agricole Corporate Investment Bank
•	Facility Agreement, dated September 26, 2019, by and among Alegria Shipping Corporation, Andromeda Shiptrade Limited, Aurora Shipping Enterprises Ltd., Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Hyperion Enterprises Inc., Kymata Shipping Co., Orbiter Shipping Corp., Pearl Shipping Corporation, Rubina Shipping Corporation, Seymour Trading Limited, Topaz Shipping Corporation, Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee, and the banks and financial institutions listed therein.
•	Facility Agreement, dated December 12, 2019, by and among Oceanus Shipping Corporation, Cronus Shipping Corporation, Leto Shipping Corporation, Dionysus Shipping Corporation, Prometheus Shipping Corporation, and ABN Amro Bank N.V. as agent and security trustee, and the Banks and Institutions listed therein.
•	Supplemental Agreement, dated July 2, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein.
•	Second Supplemental Agreement, dated September 30, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein.• Form of Amended and restated Facility Agreement, dated December 16, 2019, by and among Camelia Shipping Inc., Amaryllis Shipping Inc., Azalea Shipping Inc., Anthos Shipping Inc., and Dory Funding DAC as agent and security agent, and the financial institutions listed therein.
•	Facility Agreement, dated June 25, 2020, by and among Cronus Shipping Corporation, Dionysus Shipping Corporation, Oceanus Shipping Corporation and Prometheus Shipping Corporation, and Hellenic Bank Public Company Limited as lender, arranger, agent, and security trustee.
•	Facility Agreement, dated June 26, 2020, by and among Navios Partners and ABN Amro Bank N.V. as Agent and as Security Trustee and the financial institutions listed therein.
•	Facility Agreement, dated September 28, 2020, by and among Emery Shipping Corporation and Rondine Management Corp., and Crédit Agricole Corporate and Investment Bank as lender, arranger, agent, and security trustee.
•	Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., being subsidiaries of Itochu Corporation, and Perigiali Navigation Limited, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Beaufiks.
•	Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A., being subsidiaries of Itochu Corporation, and Casual Shipholding Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sol.
•	Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., being subsidiaries of MC Shipping Ltd., and Sagittarius Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sagittarius.
•	Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc., being a subsidiary of Itochu Corporation, and Finian Navigation Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Ace.
•	Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A., being a subsidiary of Itochu Corporation, and Fantastiks Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Fantastiks.
•	Agreement and Plan of Merger, dated December 31, 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Facility Agreement, for a term loan facility, dated March 23,2021, by and among Emery Shipping Corporation, Mandora Shipping Ltd., Rondine Management Corp. and Solagne Shipping Ltd. as borrowers and Credit Agricole Corporate and Investment Bank as lender, arranger, agent and account bank trustee.

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

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation that may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States), beneficial owners that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or beneficial owners that are accrual method taxpayers for U.S. federal income tax purposes and are required to accelerate the recognition of any item of gross income with respect to the common units as a result of such income being recognized on an applicable financial statement (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar or (iv) beneficial owners of common units that own 2.0% or more (by vote or value) of our common units (including beneficial owners entitled to a “participation exemption” with respect to our common units), all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),
•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be required to file IRS Form 8621 with the U.S. Holder's U.S. federal income tax return for each year to report the U.S. Holder's ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date that is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder's taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder's adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder's holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e. the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

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

Controlled Foreign Corporation

Although we believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2020, or at any time during 2020, tax rules enacted by the 2017 Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future. As of December 31, 2020, Navios Holdings owned 18.2% of our common units indirectly through Alpha Merit Corporation. Olympos Maritime Ltd. holds the general partner interest of 2.1%. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of these equity interests for purposes of determining whether we are a CFC. If, in the future, U.S. Holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10% or more of our equity (by vote or value) would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly or constructively, we would become a CFC.

The U.S. federal income tax consequences of U.S. holders who at all times own less than 10% of our equity, directly, indirectly, and constructively, should not be affected were we to become a CFC. However, were we to become a CFC, any U.S. Holder who owns 10% or more of our equity (by vote or value), directly, indirectly, or constructively (but not through downward attribution), should be subject to U.S. federal income tax on its pro rata share of our so-called “subpart F” income and should be subject to U.S. federal income tax reporting requirements. Income from our time chartering activities could constitute subpart F income if it were derived from passive rental activities. But, Thompson Hine's opinion that the income we earn from our time chartering activities should not be treated as passive income is based principally on their conclusion that such income should constitute services income, rather than rental income (see U.S. Federal Income Taxation of U.S. Holders - PFIC Status and Significant Tax Consequences). So, we believe that the income we earn from our time chartering activities should not be treated as subpart F income and thus no such U.S. Holder should be subject to U.S. federal income tax on such income, regardless of whether IRS's position that the Section 883 exemption does not apply to subpart F income is correct. If, contrary, to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption (see Item 4.B. Business Overview - Taxation of the Partnership - The Section 883 Exemption). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax. Any U.S. Holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly, or constructively, of the equity of Navios Partners should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Partners being treated as a CFC.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder's “net investment income” for a taxable year and (ii) the excess of the U.S. Holder's modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

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

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available from the SEC's website http://www.sec.gov.

I. Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses, thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2020, the value of the U.S. dollar as compared to the Euro decreased by approximately 8.5% compared with the respective value as of December 31, 2019.

Interest Rate Risk

Bank borrowings under our credit facilities bear interest at a rate based on a premium over U.S. LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2020, 2019 and 2018, we paid interest on our outstanding debt at a weighted average interest rate of 4.5%, 6.7% and 6.8%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2020, 2019 and 2018 by $4.3 million, $4.4 million and $5.2 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2020, HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. For the year ended December 31, 2019, HMM, Swissmarine and Cargill represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of December 31, 2020, the outstanding claim receivable amounted to $5.0 million. The final settlement of the amount from Navios Holdings will take place at a specific date, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2020.

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

Navios Partners' management assessed the effectiveness of Navios Partners' internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2020, Navios Partners' internal control over financial reporting was effective based on those criteria.

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

D. Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal control over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, Navios Partners' internal controls over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2020 and 2019 were PricewaterhouseCoopers S.A. The audit fees for each of the audit of the years ended December 31, 2020 and 2019 were $0.3 million and $0.2 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2020 and 2019.

Tax Fees

There were no tax fees billed in 2020 and 2019.

Other Fees

There were no other fees billed in 2020 and 2019.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2020.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company's common units over a two year period. Common unit repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by Navios Partners' management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number of common units and could have been suspended or reinstated at any time in Navios Partners' discretion and without notice. Repurchases were subject to restrictions under Navios Partners' credit facilities. As of March 29, 2021, Navios Partners repurchased and cancelled 312,952 common units, for a total cost of approximately $4.5 million. There were no repurchases during the year ended December 31, 2020, and the program has expired in January 2021. The Company may in the future enact new repurchase programs if the Board of Directors deems it advisable for the Company.

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

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of PricewaterhouseCoopers S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-41.

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(43)

1.3	Certificate of Formation of Navios GP L.L.C.(1)

1.4	Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.5	Certificate of Formation of Navios Maritime Operating L.L.C.(1)

1.6	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.(1)

1.7	Limited Liability Company Agreement of Navios Maritime Operating L.L.C.(1)

2.1	Description of the rights of each class of securities registered under Section 12 of the Exchange Act*

4.1	Omnibus Agreement, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P.(1)

4.2	Management Agreement with Navios ShipManagement Inc.(1)

4.3	Administrative Services Agreement with Navios Shipmanagement Inc.(1)

4.4	Form of First Contribution and Conveyance Agreement(1)

4.5	Form of Second Contribution and Conveyance Agreement(1)

4.6	Form of Share Purchase Agreement for Navios TBN I(1)

4.7	Form of Share Purchase Agreement for Navios TBN II(1)

4.8	Revolving Credit and Term Loan Facility Agreement(2)

4.9	Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Amadeus Maritime S.A.(1)

4.10	Share Purchase Agreement for Navios Hope(3)

4.11	Registration Rights Agreement(3)

4.12	Supplemental Agreement, dated June 12, 2008, to the Facility Agreement(4)

4.13	Supplemental Agreement, dated January 30, 2009, to the Facility Agreement(5)

4.14	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(6)

4.15	Amendment to Share Purchase Agreement, dated as of June 29, 2009, between Anemos Holdings and Navios Maritime Partners L.P. relating to the Share Purchase Agreement(6)

4.16	Waiver to Right of First Refusal and Corporate Opportunities Agreement, dated June 29, 2009, by Navios Maritime Partners L.P.(7)

4.17	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.18	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(8)

4.19	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(9)

4.20	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(11)

4.21	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(13)

4.22	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(16)

4.23	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007 (17).

4.24	Amendment No. 8, dated November 14, 2017, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(22)

4.25	Amendment No. 9 dated August 28, 2019, to the Management Agreement, dated November 16, 2007 between Navios Maritime Partners L.P. and Navios ShipManagement Inc. (25).

4.26	Amendment No. 10, dated December 13, 2019, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P and Navios ShipManagement Inc. (31)

4.27	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(8)

4.28	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(22)

4.29	Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(25).

4.30	Acquisition Omnibus Agreement(10)

4.31	Navios Midstream Omnibus Agreement(14)

4.32	Registration Rights Agreement, dated February 4, 2015(12)

4.33	Continuous Offering Program Sales Agreement, dated November 18, 2016(18)

4.34	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC(20)

4.35	Amendment No. 2 to Continuous Offering Program Sales Agreement, dated August 3, 2020, with S. Goldman Capital LLC(32)

4.36	Credit Agreement for $405.0 million term loan, dated as of March 14, 2017, among Navios Maritime Partners L.P. and Navios Partners Finance (US) Inc., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, S. Goldman Advisors LLC, DVB Capital Markets LLC, ABN AMRO Capital USA LLC, Credit Agricole Corporate Investment Bank, Clarkson Platou Securities, Inc. and the several Lenders from time to time party thereto(19)

4.37	Omnibus Agreement, effective as of June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc.(21)

4.38	Loan Agreement for a $32.0 million term loan, dated June 26, 2017, among Finian Navigation Co., Casual ShipHolding Co., BNP Paribas and the Banks and Financial Institutions listed therein(21)

4.39	Deed of Accession, Amendment, Release and Restatement, dated April 9, 2019, relating to the Loan Agreement, dated June 26, 2017, by and among Casual Shipholding Co., Wave Shipping Corp. and Ammos Shipping Corp., Navios Maritime Partners L.P., Navios Maritime Operating L.L.C., Navios ShipManagement Inc., and BNP Paribas and BNP Paribas (Suisse) SA(26).

4.40	[Reserved]

4.41	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.(23)

4.42	Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited, Coasters Ventures Ltd., the Banks and Financial Institutions listed in Schedule 1 therein, NIBC Bank N.V., and NIBC Bank N.V. (24)

4.43	Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., Customized Development S.A., Navios Maritime Partners L.P., DVB Bank SE. (24)

4.44	Facility Agreement, dated April 5, 2019, by and among Joy Shipping Corporation, Avery Shipping Corporation and DNB Bank ASA(26).

4.45	Facility Agreement, dated July 04, 2019, by and among Chilali Corp., Surf Maritime Co., Pandora Marine Inc., Micaela Shipping Corporation and Credit Agricole Corporate Investment Bank(27).

4.46	Facility Agreement, dated September 26, 2019, by and among Alegria Shipping Corporation, Andromeda Shiptrade Limited, Aurora Shipping Enterprises ltd., Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Hyperion Enterprises Inc., kymata Shipping Co., Orbiter Shipping Corp., Pearl Shipping Corporation, Rubina Shipping Corporation, Seymour Trading Limited, Topaz Shipping Corporation, Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee and the Banks and Institutions listed therein(28).

4.47	Facility Agreement, dated December 12, 2019, by and among Oceanus Shipping Corporation, Cronus Shipping Corporation, Leto Shipping Corporation, Dionysus Shipping Corporation, Prometheus Shipping Corporation, and ABN Amro Bank N.V. as agent and security trustee and the Banks and Institutions listed therein(29).

4.48	Form of Amended and Restated Facility Agreement, dated December 16, 2019, by Camelia Shipping Inc., Amaryllis Shipping Inc., Azalea Shipping Inc., Anthos Shipping Inc., and Dory Funding DAC as agent and security trustee and the Banks and Institutions listed therein(29).

4.49	Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., being subsidiaries of Itochu Corporation, and Perigiali Navigation Limited, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Beaufiks(30).

4.50	Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A., being subsidiaries of Itochu Corporation, and Casual Shipholding Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sol(30).

4.51	Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., being subsidiaries of MC Shipping Ltd., and Sagittarius Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sagittarius(30).

4.52	Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc., being a subsidiary of Itochu Corporation, and Finian Navigation Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Ace(30).

4.53	Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A., being a subsidiary of Itochu Corporation, and Fantastiks Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Fantastiks(30).

4.54	Facility Agreement, dated June 25, 2020, by and among Cronus Shipping Corporation, Dionysus Shipping Corporation, Oceanus Shipping Corporation, and Prometheus Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee(33)

4.55	Facility Agreement, dated June 26, 2020, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein(33)

4.56	Facility Agreement, dated September 28, 2020, by and among Emery Shipping Corporation and Rondine Management Corp., as borrowers, and Crédit Agricole Corporate and Investment Bank, as lender, arranger, agent, account bank and security trustee(33)

4.57	Supplemental Agreement, dated July 2, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein(33)

4.58	Second Supplemental Agreement, dated September 30, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein(33)

4.59	Agreement and Plan of Merger, dated December 31, 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC(15)

4.60	Facility Agreement, for a term loan facility, dated March 23,2021, by and among Emery Shipping Corporation, Mandora Shipping Ltd., Rondine Management Corp. and Solagne Shipping Ltd. as borrowers and Credit Agricole Corporate and Investment Bank as lender, arranger, agent and account bank trustee*

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer (furnished herewith)*

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A*

15.3	Consolidated Financial Statements of Navios Maritime Containers LP for the years ended December 31, 2020, December 31, 2019, and December 31, 2018*

101	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets at December 31, 2020 and 2019; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2020, 2019 and 2018; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Changes in Partners' Capital for each of the years ended December 31, 2020, 2019 and 2018; and (v) the Notes to the Consolidated Financial Statements.

104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)

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
(10) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2012 filed on March 15, 2013 and hereby incorporated by reference.
(11) Previously filed as an exhibit to a Report on Form 6-K filed on October 30, 2014 and hereby incorporated by reference.
(12) Previously filed as an exhibit to a Report on Form 6-K filed on February 12, 2015 and hereby incorporated by reference.
(13) Previously filed as an exhibit to a Report on Form 6-K filed on February 17, 2015 and hereby incorporated by reference.
(14) Previously filed as an exhibit to a Report on Form F-1/A for Navios Maritime Midstream Partners L.P. filed on October 22, 2014 and hereby incorporated by reference.
(15) Previously filed as an exhibit to a Report on Form 6-K filed on January 4, 2021 and hereby incorporated by reference.
(16) Previously filed as an exhibit to a Report on Form 6-K filed on May 5, 2015 and hereby incorporated by reference.
(17) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 filed on March 29, 2016 and hereby incorporated by reference.
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
(24) Previously filed as an exhibit to a the Company's Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 9, 2019 and hereby incorporated by reference.
(25) Previously filed as an exhibit to a Report on Form 6-K filed on September 11, 2019 and hereby incorporated by reference.
(26) Previously filed as an exhibit to a Report on Form 6-K filed on April 11, 2019 and hereby incorporated by reference.
(27) Previously filed as an exhibit to a Report on Form 6-K filed on August 8, 2019 and hereby incorporated by reference.
(28) Previously filed as an exhibit to a Report on Form 6-K filed on November 25, 2019 and hereby incorporated by reference.
(29) Previously filed as an exhibit to a Report on Form 6-K filed on January 13, 2020 and hereby incorporated by reference.
(30) Previously filed as an exhibit to a Report on Form 6-K filed on November 29, 2019 and hereby incorporated by reference.
(31) Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed on April 1, 2020 and hereby incorporated by reference.
(32) Previously filed as an exhibit to a Report on Form 6-K filed on August 5, 2020 and hereby incorporated by reference.
(33) Previously filed as an exhibit to a Report on Form 6-K filed on November 18, 2020 and hereby incorporated by reference.

* Filed herewith.

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors of Navios Maritime Partners L.P.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15 B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment – Long Lived Assets

As disclosed in Note 2 and 6 to the consolidated financial statements, the carrying value of the Company’s vessels was approximately $1.04 billion, net of current year impairment losses of $71.6 million as of December 31, 2020. Management reviews periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. If any such indication exists, management determines the undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis includes determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and ten-year average historical one-year time charter rates for the remaining period) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, management fees as determined by the Management Agreement in effect until December 2024 and thereafter assuming an annual increase of 3.0% every second year and a utilization rate of 98.6% based on the fleet’s historical performance. Where the undiscounted projected net operating cash flows do not exceed the carrying value of an asset group, management proceeds to perform step two of the impairment assessment. Management’s assessment concluded that the step two of the impairment analysis was required for certain vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. In step two of the impairment assessment, management determines the fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations from independent ship brokers performed on an individual vessel basis. The significant factors and assumptions used by management in determining fair value of vessels included those in developing the projected net operating cash flows over the remaining economic life of each vessel and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment – long lived assets is a critical audit matter are (i) the significant judgment by management to determine the projected net operating cash flows over the remaining economic life of each vessel and the discount rate; (ii) a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to the estimated daily time charter equivalent for the unfixed days and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s vessel impairment assessment. These procedures also included, among others, (i) evaluating the appropriateness of the methods utilized by management; (ii) testing management’s process for estimating the undiscounted value of the Company’s fleet; (iii) testing management’s process for determining the fair value of the fleet; (iv) testing the completeness, accuracy and relevance of underlying data used in the analysis; and (v) evaluating the significant assumptions used by management related to estimated daily time charter equivalent for unfixed days and the discount rate. Evaluating management’s assumptions related to the estimated daily time charter equivalent for unfixed days and the discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) historical average time charter rates of the vessels; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s cash flow models, evaluating the reasonableness of the estimated daily time charter equivalent for unfixed days and developing an independent estimate of the discount rate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 31, 2021

We have served as the Company’s auditor since 2007.

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	3	$19,303	$23,354
Restricted cash	3	11,425	7,048
Accounts receivable, net	4	16,969	11,291
Amounts due from related parties	17	5,000	19,108
Prepaid expenses and other current assets	5	8,083	10,463
Notes receivable	18	—	4,726
Total current assets		60,780	75,990
Vessels, net	6	1,041,138	1,062,258
Other long-term assets	15	18,850	8,165
Deferred dry dock and special survey costs, net		37,045	26,469
Investment in affiliates	19	26,158	25,725
Loans receivable from affiliates	17	—	16,192
Intangible assets	7	2,000	3,166
Amounts due from related parties	17	—	13,757
Notes receivable, net of current portion	18	8,013	7,554
Operating lease assets	22	13,285	14,241
Total non-current assets		1,146,489	1,177,527
Total assets		$1,207,269	$1,253,517
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable	8	$6,299	$8,473
Accrued expenses	9	4,781	5,987
Deferred revenue	18	3,185	4,497
Operating lease liabilities, current portion	22	1,173	1,047
Amounts due to related parties	17	35,979	—
Current portion of financial liabilities, net	10	6,277	5,814
Current portion of long-term debt, net	10	195,558	53,966
Total current liabilities		253,252	79,784
Operating lease liabilities, net	22	11,980	13,154
Long-term financial liabilities, net	10	56,481	82,794
Long-term debt, net	10	228,541	346,454
Deferred revenue	18	2,185	3,312
Total non-current liabilities		299,187	445,714
Total liabilities		$552,439	$525,498
Commitments and contingencies	15	—	—
Partners' capital:
Common Unitholders (11,345,187 and 10,987,679 units issued and outstanding at December 31, 2020 and December 31, 2019, respectively)	12	652,013	723,720
General Partner (237,822 and 230,524 units issued and outstanding at December 31, 2020 and December 31, 2019, respectively)	12	2,817	4,299
Total partners' capital		654,830	728,019
Total liabilities and partners' capital		$1,207,269	$1,253,517

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Time charter and voyage revenues	13,17,18	$226,771	$219,379	$231,361
Time charter and voyage expenses	2	(11,028)	(12,331)	(10,024)
Direct vessel expenses	2	(10,337)	(6,985)	(6,180)
Vessel operating expenses (management fees entirely through related parties transactions)	17	(93,732)	(68,188)	(68,871)
General and administrative expenses	17	(24,012)	(20,984)	(18,458)
Depreciation and amortization	6,7	(56,050)	(53,255)	(58,334)
Vessels impairment loss	6	(71,577)	(36,680)	(44,344)
Interest expense and finance cost, net	10	(24,159)	(45,254)	(42,766)
Interest income	17,18,19	639	6,172	4,408
Impairment of receivable in affiliated company	17	(6,900)	—	—
Other income	21	5,055	1,053	1,554
Other expense	21	(4,344)	(4,990)	(5,384)
Equity in net earnings of affiliated companies	19	1,133	(40,071)	3,957
Net loss		$(68,541)	$(62,134)	$(13,081)

Loss per unit (see note 20):

		Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Loss per unit:
Common unit (basic and diluted)		$(6.13)	$(5.62)	$(1.18)

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
OPERATING ACTIVITIES:
Net loss		(68,541)	$(62,134)	$(13,081)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,7	56,050	53,255	58,334
Vessels impairment loss	6	71,577	36,680	44,344
Navios Containers Impairment loss	19	—	42,603	—
Impairment of receivable in affiliated company	17	6,900	—	—
Non cash accrued interest income and amortization of deferred revenue	18	(1,588)	(12,638)	(12,522)
Allowance for credit losses	4	1,495	—	—
Loss on vessel disposal	6,21	—	—	53
Non cash accrued interest income from receivable from affiliates	17	—	(279)	(272)
Amortization of operating lease right-of-use asset	22	956	378	—
Amortization and write-off of deferred finance costs and discount		2,141	10,916	7,258
Amortization of deferred dry dock and special survey costs		10,337	6,916	6,180
Equity in net earnings of affiliated companies	19	(1,133)	(2,532)	(3,957)
Stock-based compensation	12	946	2,018	2,450
Changes in operating assets and liabilities:
(Increase)/ decrease in accounts receivable	4	(6,495)	4,649	(315)
Decrease/ (increase) in prepaid expenses and other current assets	5	3,722	(6,262)	(952)
(Decrease)/ increase in accounts payable	8	(2,320)	2,505	1,121
Net decrease in accrued expenses	9	(1,668)	(75)	(3,776)
Net increase in amounts due to related parties	17	27,505	—	—
(Decrease)/ increase in deferred revenue		(1,310)	213	113
Decrease/ (increase) in amounts due from related parties	17	20,581	17,528	(12,332)
Payments for dry dock and special survey costs		(24,021)	(22,928)	(4,327)
Operating lease liabilities short and long-term	22	(1,048)	(418)	—
Net cash provided by operating activities		94,086	70,395	68,319
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	6	8,183	5,978	76,264
Acquisition of/ additions to vessels and favorable lease terms, net of cash acquired	6	(72,417)	(21,166)	(115,902)
Deposit for option to acquire vessel	15	(10,685)	(2,533)	(2,853)
Investment in affiliates	19	—	—	(14,460)
Repayments of notes receivable	18	4,687	4,687	4,688
Loans receivable from affiliates	17	—	(4,000)	(15,625)
Payable to affiliated company	17	(13,622)	—	—
Net cash used in investing activities		(83,854)	(17,034)	(67,888)
FINANCING ACTIVITIES:
Cash distributions paid	20	(7,872)	(13,550)	(10,261)
Net proceeds from issuance of general partner units	12	47	8	805
Net proceeds from issuance of common units	12	2,231	—	33,373
Proceeds from long-term debt and financial liabilities	10	79,475	386,530	83,300
Repayment of long-term debt and financial liabilities	10	(82,672)	(448,215)	(74,881)
Payments of deferred finance costs		(1,115)	(4,688)	(1,245)
Acquisition of treasury stock	12	—	(4,499)	—
Net cash (used in)/ provided by financing activities		(9,906)	$(84,414)	$31,091
Increase/ (decrease) in cash, cash equivalents and restricted cash		326	(31,053)	31,522
Cash, cash equivalents and restricted cash, beginning of period		30,402	61,455	29,933
Cash, cash equivalents and restricted cash, end of period		30,728	$30,402	$61,455

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Supplemental disclosures of cash flow information
Cash interest paid	$23,717	$32,869	$35,244
Non cash financing activities
Stock-based compensation	$946	$2,018	$2,450
Accrued deferred finance costs	—	—	$410
Debt assumed for the acquisition of four drybulk vessels	—	$(37,000)	—
Non cash investing activities
Other than temporary impairment on dividend in kind	—	—	$560
Distribution of Navios Containers' shares	—	—	$4,243
Accrued interest on loan receivable from affiliates	—	$281	$327
Loans receivable from affiliates	$(9,992)	$(15,205)	—
Acquisition of vessels	$37,999	$96,461	—

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Total Navios Partners' Capital
Balance, December 31, 2017	201,086	$5,464	9,853,181	$791,669	(29,423)	767,710
Cash distribution paid ($0.30 per unit — see Note 20)	—	(205)	—	(10,056)	—	(10,261)
Proceeds from public offering and issuance of common units, net of offering costs (see Note 12)	—	—	1,228,133	33,373	—	33,373
Net proceeds from issuance of general partner units (see Note 12)	25,064	714	—	—	—	714
Issuance of restricted common units (see Note 12)	3,856	91	188,970	1,620	—	1,711
Stock based compensation (see Note 12)	—	—	—	830	—	830
Distribution of Navios Containers' shares ($4.96 per unit – see Note 19)	—	—	—	(4,243)	—	(4,243)
Net loss	—	(262)	—	(12,819)	—	(13,081)
Balance, December 31, 2018	230,006	$5,802	11,270,284	$800,374	(29,423)	776,753
Cash distribution paid ($0.30 per unit — see Note 20)	—	(276)	—	(13,274)	—	(13,550)
Acquisition of treasury stock (see Note 12)	—	—	(312,952)	(4,499)	—	(4,499)
Issuance of restricted common units (see Note 12)	518	8	29,396	191	—	199
Stock based compensation (see Note 12)	—	—	—	1,827	—	1,827
Issuance of capital surplus	—	—	1,058	—	—	—
Cancellation of units	—	—	(107)	—	—	—
Settlement of Note Receivable following Navios Europe I liquidation (see Note 17)	—	—	—	—	29,423	29,423
Net loss	—	(1,235)		(60,899)		(62,134)
Balance, December 31, 2019	230,524	$4,299	10,987,679	$723,720	—	728,019
Cash distribution paid ($0.05 per unit — see Note 20)	—	(161)	—	(7,711)	—	(7,872)
Proceeds from public offering and issuance of units, net of offering costs (see Note 12)	7,298	47	357,508	2,231	—	2,278
Stock based compensation (see Note 12)	—	—	—	946	—	946
Net loss	—	(1,368)	—	(67,173)	—	(68,541)
Balance, December 31, 2020	237,822	$2,817	11,345,187	$652,013	—	654,830

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Description of business

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo vessels, formed on  August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C., a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners. Currently, the Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) and holds a 2.1% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

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

In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with the Company’s Chairman and Chief Executive Officer.

As of December 31, 2020, there were 11,345,187 outstanding common units and 237,822 general partnership units. As of December 31, 2020, Navios Holdings owned an 18.2% common unit interest in Navios Partners and the General Partner owned a 2.1% general partner interest in Navios Partners.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Summary of Significant Accounting Policies

(a) Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As of December 31, 2020, Navios Partners’ current assets totaled $60,780, while current liabilities totaled $253,252, resulting in a negative working capital position of $192,472, primarily related to balloon payments totaling $131,547 due under its credit facilities in the second and third quarters of 2021 (see Note 10 — Borrowings). During the first quarter of 2021, Navios Partners sold four vessels for approximately $32,692. Part of the proceeds where used to settle respective upcoming balloon payments due in June 2021.

In addition, Navios Partners is currently in advanced discussions with a commercial bank for a new credit facility of up to $115,000 for the refinancing of its existing facility maturing in August 2021. The new facility is expected to mature in the second quarter of 2025 and bears interest at LIBOR plus 3% per annum. This transaction is expected to close in the second quarter of 2021, however it cannot be certain that a definitive agreement will be executed or that the refinancing will be consummated in whole or in part. The Company’s vessels have an aggregate fair value significantly in excess of the outstanding debt which supports Managements’ expectations that it is probable that the Company will be able to repay the above balloon payments either through refinancing with existing or new commercial banks and other financial institutions or sale of the vessels. Furthermore, the Company has a history of successfully refinancing its existing debt requirements and sourcing new funding. Navios Partners’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness (excluding the balloon payments), provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

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

The accompanying consolidated financial statements include the following entities:

Statements of Operations
Company name	Vessel name	Country of incorporation	2020	2019	2018
Libra Shipping Enterprises Corporation(1)	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation(2)	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation(3)	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation(4)	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.(5)	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation(13)	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation(13)	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited(16)	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perigiali Navigation Limited(13)	Navios Beaufiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Finian Navigation Co. (13)	Navios Ace	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Casual Shipholding Co. (13)	Navios Sol	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation(6)	YM Utmost	Marshall Is.	—	—	1/01 – 7/02
Limestone Shipping Corporation(6)	YM Unity	Marshall Is.	—	—	1/01 – 7/02
Dune Shipping Corp.(7)	MSC Cristina	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/07 – 12/31
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/21 – 12/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	5/09 – 12/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 12/31	1/01 – 12/31	8/31 – 12/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 12/31	1/01 – 12/31	8/31 – 12/31
Oceanus Shipping Corporation(8)	Castor N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Cronus Shipping Corporation(8)	Protostar N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Leto Shipping Corporation(8)	Esperanza N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Dionysus Shipping Corporation(8)	Harmony N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Prometheus Shipping Corporation(8)	Solar N	Marshall Is.	1/01 – 12/31	12/13 – 12/31	—
Camelia Shipping Inc.(9)	Navios Camelia	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Anthos Shipping Inc.(9)	Navios Anthos	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Azalea Shipping Inc.(9)	Navios Azalea	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Amaryllis Shipping Inc.(9)	Navios Amaryllis	Marshall Is.	1/01 – 12/31	12/16 – 12/31	—
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	6/29 – 12/31	—	—
Wenge Shipping Corporation(14)	Joie N	Marshall Is.	6/29 – 12/31	—	—
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	6/29 – 12/31	—	—
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	6/29 – 12/31	—	—
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	6/29 – 12/31	—	—
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	9/30 – 12/31	—	—
Rondine Management Inc. (15)	Navios Victory	Marshall Is.	9/30 – 12/31	—	—
Bareboat Chartered-in vessels
Cavos Navigation Co.(10)	Navios Libra	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perivoia Shipmanagement Co.(11)	Navios TBN1	Marshall Is.	1/01 – 12/31	9/25 – 12/31	—
Pleione Management Limited(11)	Navios TBN2	Marshall Is.	1/01 – 12/31	9/25 – 12/31	—
Other
Prosperity Shipping Corporation	—	Marshall Is.	—	—	—
Aldebaran Shipping Corporation	—	Marshall Is.	—	—	—
JTC Shipping and Trading Ltd.(12)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

(1)	The vessel was sold on December 14, 2018 (see Note 6 – Vessels, net).
(2)	The vessel was sold on December 4, 2018 (see Note 6 – Vessels, net).
(3)	The vessel was sold on December 21, 2017.
(4)	The vessel was sold on April 23, 2019 (see Note 6 – Vessels, net).
(5)	The vessel was sold on April 21, 2017.
(6)	The vessels were sold on July 2, 2018 (see Note 6 – Vessels, net).
(7)	The vessel was sold on January 12, 2017.
(8)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I (see Note 6 – Vessels, net).
(9)	The vessels were acquired on December 16, 2019 (see Note 6 – Vessels, net).
(10)	The vessel was delivered on July 24, 2019 (see Note 22 – Leases).
(11)	The vessels are expected to be delivered by the first half of 2021 (see Note 15 – Commitments and Contingencies).
(12)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(13)	Vessels under a sale and leaseback transaction (see Note 22 – Leases).
(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 6– Vessels, net).
(15)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 6 – Vessels, net).
(16)	The vessel was sold on December 10, 2020 (see Note 6 – Vessels, net).

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

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries with an ownership interest 35.7% as of December 31, 2020; (ii) Navios Europe I and its subsidiaries with an ownership interest of 5% through the date of its liquidation on December 13, 2019; and (iii) Navios Europe II and its subsidiaries with an ownership interest of 5% through the date of its liquidation on June 29, 2020 (See Note 17 — Transactions with related parties and affiliates and Note 19 – Investment in affiliates).

Navios Partners evaluates its investment in Navios Containers for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to: (i) the length of time and the extent to which the fair value has been less than the carrying value; (ii) the financial condition and near-term prospects of Navios Containers; and (iii) the intent and ability of the Company to retain its investment in Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value (see Note 19 — Investment in affiliates).

(c)  Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions. As of December 31, 2020, the impact of the COVID-19 pandemic continues to unfold and may continue to affect the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne dry bulk and container trade and dry bulk and containership charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, its estimates may change in future periods.

(d)  Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)  Restricted Cash: Restricted cash, at each of December 31, 2020 and December 31, 2019, included $6,152 and $7,048, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners' credit facilities. Also, as of December 31, 2020, restricted cash included $5,273 as cash collateral to the NIBC Credit Facility, due to the release of the Navios Soleil.

(f)  Accounts Receivable, Net: Accounts receivable includes receivables from charterers for hire, freight and demurrage billings. On January 1, 2020, the Company adopted Accounting Standards Update 2016-13, “Financial Instruments - Credit Losses” (“ASC 326”). At each balance sheet date, the Company maintains an allowance for credit losses for expected uncollectible accounts receivable. The amount shown as accounts receivable, net at each balance sheet date is net of an allowance for credit losses. . Navios Partners has filed claims for lost revenues in connection with the 2016 filing by Hanjin for rehabilitation, which was later followed by entry into liquidation in 2017. In October 2020, the bankruptcy court ruled against one of the two claims filed by the Company. The Company has fully provided for these amounts in its books. The allowance for credit losses as of December 31, 2020 and 2019 was $2,990 and $1,495, respectively.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s drybulk and containerships based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company's vessels, estimates scrap value at a rate of $340 per LWT.

Management estimates the useful life of the Company’s vessels to be 25 and 30 years from the drybulk and containership's original construction, respectively. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)  Assets Held for Sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the vessel (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale as of December 31, 2020 and 2019.

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

During the fourth quarter of fiscal year 2020, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners' long-lived assets may exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined the undiscounted projected net operating cash flows for each vessel and compared it to the vessels' carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners' remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and ten-year average historical one-year time charter rates for the remaining period), over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, management fees as determined by the Management Agreement in effect until December 2024 and thereafter assuming an increase of 3.0% every second year and utilization rate of 98.6% based on the fleet's historical performance.

Where the undiscounted projected net operating cash flows do not exceed the carrying value of an asset group, management proceeded to perform step two of the impairment assessment. In step two of the impairment assessment, the Company determined fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations from independent ship brokers performed on an individual vessel basis. The significant factors and assumptions used by management in determining fair value of vessels included those in developing the projected net operating cash flows over the remaining economic life of each vessel and the discount rate.

As of December 31, 2020, the Company’s assessment concluded that step two of the impairment analysis was required for certain of its vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $50,991 for four of its vessels, being the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs related to the vessels, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations (see Note 6 — Vessels, net).

As of December 31, 2019, the Company’s assessment concluded that step two of the impairment analysis was required for certain of its vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $29,335 for one vessel, being the difference between the fair value and the vessel's carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations (see Note 6 — Vessels, net).

As of December 31, 2018, the Company’s assessment concluded that step two of the impairment analysis was not required for its vessels held and used, as the undiscounted projected net operating cash flows exceeded the carrying value.

As of June 30, 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its containerships. These indicators included volatility in the charter market and market values for containerships. As a result, the Company performed step one of the impairment assessment of its containerships by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As of June 30, 2020, the Company’s assessment concluded that step two of the impairment analysis was required for three containerships held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $6,800 for these vessels, being the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs related to the vessels, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations.

During the years ended December 31, 2020, 2019 and 2018, an impairment loss of $13,786, $7,345 and $44,344, respectively, was also recognized in connection with the committed sales of the Navios Soleil in December 2020, the Esperanza N in January 2021, the Castor N in February 2021, the Navios Galaxy in April 2019, the YM Unity and the YM Utmost in July 2018, the Navios Felicity and the Navios Libra II in December 2018, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 6 — Vessels, net).

The total impairment loss recognized amounted to $71,577, $36,680 and $44,344 for the years ended December 31, 2020, 2019 and 2018, respectively, and was presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2020, 2019 and 2018, the amortization expense was $10,337, $6,916 and $6,180, respectively.

(l)  Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining or modifying credit facilities. Deferred finance costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related facility using the effective interest rate method, and are presented under the caption “Interest expense and finance cost, net”. Amortization and write-off of deferred finance costs, including amortization of debt discount, for each of the years ended December 31, 2020, 2019 and 2018 were $2,141, $10,916 and $7,258, respectively.

(m)  Intangible Assets and Liabilities: Navios Partners' intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost-of capital (“WACC”). The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners' financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included under the caption “Depreciation and amortization” in the Consolidated Statements of Operations.

The amortizable value of favorable leases would be considered impaired if its carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed an impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2020, 2019 and 2018 there was no impairment of intangible assets.

(n)  Foreign Currency Translation: Navios Partners' functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners' wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statements of Operations. The foreign currency gains/ (losses) recognized in the accompanying Consolidated Statements of Operations under the caption “Other income” or “Other expense”, for each of the years ended December 31, 2020, 2019 and 2018 were not material for any of these periods.

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

(p)  Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or vessel type. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment (see Note 13 – Segment information).

(q)  Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 “Revenue from Contracts with Customers” using the modified retrospective approach. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company's contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company's retained earnings, as at January 1, 2018.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering of vessels amounted to $218,809, $204,920 and $215,877 for the years ended December 31, 2020, 2019 and 2018, respectively.

Revenue from voyage contracts

The Company's revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer's cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. During 2017, no freight voyage existed and therefore, there was no impact on the Company's retained earnings as at January 1, 2018. Revenue from voyage contracts amounted to $3,754, $9,416 and $9,660 for the years ended December 31, 2020, 2019 and 2018, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $4,208, $5,043 and $5,817 for the years ended December 31, 2020, 2019 and 2018, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit sharing revenue for the years ended December 31, 2020, 2019 and 2018 amounted to 0, 0 and $7, respectively.

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

Deferred Revenue and Cash Received in Advance: Deferred revenue primarily relates to cash received from charterers prior to it being earned and the compensation received for the future reduction in the daily hire rates payable by Hyundai Merchant Marine Co. (“HMM”). These amounts are recognized as revenue over the voyage or charter period.

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

Vessel operating expenses (management fees): Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015, February 2016 and November 2017, the Manager, provided commercial and technical management services to Navios Partners' vessels for a daily fee (excluding drydocking expenses, which were reimbursed at cost by Navios Partners) of: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover the vessels' operating expenses, other than certain extraordinary fees and costs.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily per Ultra-Handymax Vessel; (b) $4.45 daily per Panamax Vessel; (c) $5.41 daily per Capesize Vessel; and (d) $6.90 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

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

For the years ended December 31, 2020 and 2019 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company's management agreement, amounted to $3,366 and $16,313, respectively, and are presented under the caption “Acquisition of/ additions to vessels and favorable lease terms, net of cash acquired” in the Consolidated Statements of Cash Flows.

Total vessel operating expenses for each of the years ended December 31, 2020, 2019 and 2018 amounted to $93,732, $68,188 and $68,871, respectively.

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

Total general and administrative expenses charged by the Manager for each of the years ended December 31, 2020, 2019 and 2018 amounted to $13,708, $10,406 and $9,344, respectively.

(r)  Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities long-term debt and financial liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

For the year ended December 31, 2020 HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of the Company’s total revenues. For the year ended December 31, 2019 HMM, Swissmarine and Cargill represented approximately 25.9%, 12.3% and 10.9%, respectively, of the Company’s total revenues. For the year ended December 31, 2018, HMM represented approximately 24.5% of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Available Cash: Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:
•	provide for the proper conduct of the business (including reserve for maintenance and replacement capital expenditures);
•	comply with applicable law, any of Navios Partners' debt instruments, or other agreements; or
•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of Available Cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Available Cash is not required by U.S. GAAP and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Cash distributions are recorded in the Company's financial statements in the period in which they are declared. Navios Partners paid $7,872, $13,550 and $10,261 to its unitholders of common and general partner units during the years ended December 31, 2020, 2019 and 2018, respectively.

Maintenance and Replacement Capital Expenditures: Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners' capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of the Company’s fleet, those capital expenditures would be classified as expansion capital expenditures. As of December 31, 2020, 2019 and 2018, maintenance and replacement capital expenditures reserve approved by the Board of Directors was $36,455, $29,039 and $26,787, respectively.

(t)  Stock-based compensation: In February 2019, December 2019 and December 2018, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. The fair value of restricted common units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. The effect of compensation expense arising from the restricted common units described above amounted to $946, $2,018 and $2,450 for the years ended December 31, 2020, 2019 and 2018, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2020, 2019 and 2018. As of December 31, 2020, 285,763 restricted common units were vested, cumulatively.

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

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. As of December 31, 2020 and 2019, the outstanding claim receivable amounted to $5,000 and $10,000, respectively. The final settlement of the amount from Navios Holdings will take place at specific date, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of December 31, 2020.

(x)  Leases: Vessel leases where Navios Partners is regarded as the lessor are classified as either operating leases or sales type/ direct financing leases, based on an assessment of the terms of the lease.

For charters classified as finance leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease. For charters classified as operating leases where Navios Partners is regarded as the lessor,(see Note 2(q) — Summary of Significant Accounting Policies).

In cases of lease agreements where the Company acts as the lessee, the Company recognizes a right-of-use asset and a corresponding lease liability on the consolidated balance sheet. For finance leases, interest expense is determined using the effective interest method and amortization on the right-of-use asset is recognized on a straight line basis over the lease term. For charters classified as operating leases, lease expense is recognized on a straight line basis over the rental periods of such charter agreements, by adding interest expense to the amortization of the right-of-use asset. The expense is included in the caption “Time charter and voyage expenses” in the consolidated statement of Operations.

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

Operating lease assets used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of operating lease assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest. If step two of the impairment analysis is required, the analysis includes the use of the discounted cash flow which comprises various assumptions, including the Company’s WACC.

During the fourth quarter of fiscal year 2020, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ operating lease assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations As a result, an impairment assessment of operating lease assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each chartered-in vessel and compared it to operating lease asset’s carrying value together with the carrying value of deposits for the option to acquire a vessel including expenses and interest. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat chartered-in vessels), management fees for vessel operating expenses in accordance with the terms of management agreement (assuming an annual increase of 3.0% every second year for the bareboat chartered-in vessels).

As of December 31, 2020 and 2019, the Company’s impairment assessments indicated that the undiscounted projected net operating cash flows determined for each asset group exceeded their carrying value. The impairment assessments performed as of December 31, 2020 and 2019 did not result in impairment charges.

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

(z)  Recent Accounting Pronouncements:

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance, intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s consolidated financial statements as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments were effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption was permitted. The Company has adopted this standard update as of January 1, 2020. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 was effective for fiscal years beginning after December 15, 2019, and earlier adoption was permitted. The Company has adopted this standard update as of January 1, 2020. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This ASU amends the accounting for credit losses on available-for-sale debt securities, purchased financial assets with credit deterioration and clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, these amendments require the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and current expectations of future economic conditions based on reasonable and supportable forecasts. The Company has adopted this standard update as of January 1, 2020. This new guidance did not have a material impact on the Company’s consolidated financial statements, as the majority of its Accounts receivable, net relates to receivables arising from operating leases and are scoped out of the new standard.

The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$19,303	$23,354
Restricted cash	11,425	7,048
Total cash and cash equivalents and restricted cash	$30,728	$30,402

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

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2020	December 31, 2019
Accounts receivable	$19,959	$12,786
Less: Provision for credit losses	(2,990)	(1,495)
Accounts receivable, net	$16,969	$11,291

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for credit losses	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2020	$(1,495)	$(1,495)	$—	$(2,990)
Year ended December 31, 2019	$(1,495)	$—	$—	$(1,495)
Year ended December 31, 2018	$(1,495)	$—	$—	$(1,495)

Concentration of credit risk with respect to accounts receivable is limited due to the Company's large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade receivables. For the year ended December 31, 2020, three customers accounted for 23.4%, 19.5% and 11.4%, respectively, of the Company’s total revenues. For the year ended December 31, 2019, three customers accounted for 25.9%, 12.3% and 10.9%, respectively, of the Company’s total revenues and for the year ended December 31, 2018, one customer accounted for 24.5% of the Company's revenue.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2020	December 31, 2019
Prepaid voyage costs	$284	$338
Inventories	6,267	6,281
Claims receivable	633	2,939
Other	899	905
Total prepaid expenses and other current assets	$8,083	$10,463

Inventories, which are comprised of bunkers, lubricants and stores remaining on board as of December 31, 2020, are valued at cost as determined on the first-in, first-out basis.

Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 6 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$1,420,078	$(321,063)	$1,099,015
Additions	115,902	(54,585)	61,317
Disposals	(76,264)	—	(76,264)
Vessels impairment loss	(99,485)	58,667	(40,818)
Balance December 31, 2018	$1,360,231	$(316,981)	$1,043,250
Additions	113,391	(52,088)	61,303
Disposals	(5,696)	81	(5,615)
Vessels impairment loss	(97,170)	60,490	(36,680)
Balance December 31, 2019	$1,370,756	$(308,498)	$1,062,258
Additions	110,416	(54,884)	55,532
Disposals	(5,233)	158	(5,075)
Vessels impairment loss	(161,199)	89,622	(71,577)
Balance December 31, 2020	$1,314,740	$(273,602)	$1,041,138

During the years ended December 31, 2020 and 2019, certain extraordinary fees and costs related to vessels' regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $3,366 and $16,313, respectively (see Note 17 — Transactions with related parties and affiliates).

Acquisition of Vessels

2020

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000 (see Note 17 — Transactions with related parties and affiliates).

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56,050 in total, following the liquidation of Navios Europe II (see Note 17 — Transactions with related parties and affiliates).

2019

On December 16, 2019, Navios Partners acquired four drybulk vessels, from an entity affiliated with the Company's Chairman and CEO, for a fair value of $40,379, in total, through bank financing of $37,000 (see Note 17 — Transactions with related parties and affiliates).

On December 13, 2019, Navios Partners acquired three Sub-Panamax and two Panamax Containerships for a fair value of $56,083, in total, following the liquidation of Navios Europe I (see Note 17 — Transactions with related parties and affiliates).

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

Sale of Vessels

2020

On December 10, 2020, Navios Partners sold the Navios Soleil to an unrelated third party for a net sale price of $8,183. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry dock and special survey cost of $3,108, amounted to $18,163 as at the date of sale. Following the impairment loss of $9,980, recognized as of December 31, 2020, no loss on sale occurred upon the sale of the vessel.

2019

On April 23, 2019, Navios Partners sold the Navios Galaxy I to an unrelated third party, for a net sale price of $5,978. Following the impairment loss of $7,345 recognized as of March 31, 2019, no loss on sale occurred upon the sale of the vessel.

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

Vessels impairment loss

2020

In November 2020, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the sale of the Castor N for a net sale price of $8,869. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of December 31, 2020. As of December 31, 2020, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $2,026 has been recognized under the caption “Vessels impairment loss” in the Consolidated Statements of Operations as of December 31, 2020.

In October 2020, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the sale of the Esperanza N for a net sale price of $4,559. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of December 31, 2020. As of September 30, 2020, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $1,780 has been recognized under the caption “Vessels impairment loss” in the Consolidated Statements of Operations as of December 31, 2020. The vessel was sold on January 13, 2021.

2019

On March 21, 2019, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the sale of the Navios Galaxy I for a net sale price of $5,978. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of March 31, 2019. As of March 31, 2019, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $7,345 has been recognized under the caption “Vessels impairment loss” in the Consolidated Statements of Operations as of December 31, 2019. The vessel was sold on April 23, 2019.

2018

On October 25, 2018, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the sale of the Navios Libra II for a net sale price of $4,559. The Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $1,226 was recognized under the caption “Vessels impairment loss” in the Consolidated Statements of Operations as of December 31, 2018. The vessel was sold on December 14, 2018.

On October 2, 2018, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the sale of the Navios Felicity for a net sale price of $4,705. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of September 30, 2018. As of September 30, 2018, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $5,258 has been recognized under the caption “Vessels impairment loss” in the Consolidated Statements of Operations as of December 31, 2018. The vessel was sold on December 4, 2018.

On April 27, 2018, Navios Partners agreed to sell the YM Unity and the YM Utmost to its affiliate, Navios Containers, for a total sale price of $67,000. As of June 30, 2018, the vessels had been classified as held for sale as the relevant criteria for the classification were met and, therefore, they were presented in the Consolidated Balance Sheets at their fair value totaling $67,000. An impairment loss of $37,860 for the vessels held for sale was presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations as of December 31, 2018. The vessels were sold on July 2, 2018, and proceeds from the sale were used to partially repay an amount of $20,200 of the DVB Credit Facility (see Note 10 — Borrowings).

NOTE 7 – INTANGIBLE ASSETS

Intangible assets

Intangible assets as of December 31, 2020, December 31, 2019 and December 31, 2018 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value

Favorable lease terms December 31, 2017	$83,716	(75,636)	8,080
Additions	—	(3,748)	(3,748)
Favorable lease terms December 31, 2018	$83,716	$(79,384)	$4,332
Additions	—	(1,166)	(1,166)
Favorable lease terms December 31, 2019	$83,716	$(80,550)	$3,166
Additions	—	(1,166)	(1,166)
Favorable lease terms December 31, 2020	$83,716	$(81,716)	$2,000

Amortization expense of favorable lease terms for each of the years ended December 31, 2020, 2019 and 2018 is presented in the following table:

	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Favorable lease terms	$(1,166)	$(1,166)	$(3,748)
Total	$(1,166)	$(1,166)	$(3,748)

The aggregate amortization of the intangibles for the years ended December 31, 2021 and 2022 is estimated to be as follows:

Year	Amount
2021	$1,166
2022	834
Total	$2,000

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 11.8 years for the remaining favorable lease terms, at inception.

NOTE 8 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Creditors	$2,684	$4,578
Brokers	2,786	2,328
Professional and legal fees	829	1,567
Total accounts payable	$6,299	$8,473

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Accrued voyage expenses	$1,436	$51
Accrued loan interest	1,738	3,285
Accrued legal and professional fees	1,607	2,651
Total accrued expenses	$4,781	$5,987

As of December 31, 2020 and December 31, 2019 the amount of $630 and $720, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Partners in December 2020 and 2019 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2020, and as of December 31, 2019, respectively. The total amount of $4,970, $4,645 and $3,985 was recorded in general and administrative expenses in the statements of operations for the years ended December 31, 2020, 2019 and 2018, respectively, comprised of compensation authorized to the directors and officers of the Company.

NOTE 10 – BORROWINGS

Borrowings

Borrowings as of December 31, 2020 and December 31, 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Credit facilities	$427,287	$404,280
Financial liabilities	63,882	90,086
Total borrowings	$491,169	$494,366
Less: Current portion of long-term borrowings, net	(201,835)	(59,780)
Less: Deferred finance costs, net	(4,312)	(5,338)
Long-term borrowings, net	$285,022	$429,248

As of December 31, 2020, the total borrowings, net of deferred finance costs under the Navios Partners' credit facilities were $486,857.

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

During the year ended December 31, 2018, four drybulk vessels were released from security of the Term Loan B Facility and in exchange, five drybulk vessels and $2,000 in cash substituted the released vessels, as collateral to the Term Loan B Facility. In April and May 2019, Navios Partners prepaid $73,478 and released five vessels from the collateral package of the Term Loan B Facility. In August 2019, Navios Partners prepaid $85,500 and released five vessels from the collateral package of the Term Loan B Facility. On October 10, 2019, Navios Partners fully prepaid the Term Loan B Credit Facility's outstanding balance of $253.8 million initially repayable on September 14, 2020. Following these prepayments, an amount of $1,973 and $4,101 was written off from the deferred fees and discount presented under the caption “Interest expense and finance costs” in the Consolidated Statement of Operations.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32,000 (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17,000 was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15,000 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15,070. Following this repayment, an amount of $117 was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing BNP Credit Facility, in order to refinance two vessels and replace the existing collateral under the BNP Credit Facility. As of December 31, 2020, the outstanding balance of the BNP Credit Facility was $8,515 and is repayable in three equal consecutive quarterly installments of $569 each, with a final balloon payment of $6,808 to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

DVB Credit Facilities: On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the "DVB $39m Credit Facility") of up to $39,000 (divided into four tranches) in order to refinance the Commerzbank/DVB Credit Facility dated July 2012 and an additional amount of $7,000 to partially finance the acquisition of the Navios Prosperity I. The amounts of $7,000 and $32,000 were drawn on June 30, 2017 and November 3, 2017, respectively. On July 2, 2018, Navios Partners repaid the outstanding balance of the three tranches in the amount of $20,200. Following this repayment, an amount of $209 was written-off from the deferred finance fees. On April 15, 2019, Navios Partners fully repaid the outstanding balance of $12,250. Following this repayment, an amount of $94 was written-off from the deferred finance fees.

On July 31, 2018, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB $44m Credit Facility”) of up to $44,000 (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17,500 and $26,500 were drawn on August 30, 2018. As of December 31, 2020, the total outstanding balance of the DVB $44m Credit Facility was $36,823 and is repayable in 11 equal consecutive quarterly installments of $798 each, with a final balloon payment of $28,050 to be repaid on the last repayment date. The facility matures in the third quarter of 2023 and bears interest at LIBOR plus 290 bps per annum.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB $66m Credit Facility”) of up to $66,000 (divided into four tranches) in order to refinance the DVB Credit Facility dated June 28, 2017 and three Capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15,675 each. On October 10, 2019, Navios Partners drew the two additional tranches of $14,820 each. As of December 31, 2020, the total outstanding balance of the four tranches of the DVB $66m Credit Facility was $49,797 and is repayable in two quarterly installments of $2,243 each and 12 quarterly installments of $1,859 each, with a final balloon payment of $23,001, to be repaid on the last repayment date. The facility matures in the first quarter of 2024 and bears interest at LIBOR plus 260 bps per annum.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. (the “Nordea Credit Facility”) of up to $14,300 (divided into two tranches) in order to partially finance the acquisition of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the Nordea Credit Facility of $7,150 was drawn. On June 1, 2018 the second tranche of the March 2018 Credit Facility of $7,150 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6,554. Following this repayment, an amount of $95 was written-off from the deferred finance fees. As of December 31, 2020, the outstanding balance of the Nordea Credit Facility was $4,170 and is repayable in ten equal consecutive quarterly installments of $298 each, with a final balloon payment of $1,190 to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

NIBC Credit Facility: On December 28, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. (the “NIBC Credit Facility”) of up to $28,500 (divided into three tranches) in order to refinance three Ultra-Handymax vessels, previously included in the Term Loan B collateral package. On May 8, 2019, the first tranche of the NIBC Credit Facility of $11,915 was drawn. On October 10, 2019, the two remaining tranches of the NIBC Credit Facility of $13,475 in total were drawn. As of December 31, 2020, the outstanding balance of the NIBC Credit Facility was $21,878 and is repayable in 12 consecutive quarterly installments of $751 each, with a final balloon payment of $12,862 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 275 bps per annum. As of December 31, 2020, one Ultra-Handymax vessel was released from security of the NIBC Credit Facility and in exchange, $5,273 in cash substituted the released vessel, as collateral to the NIBC Credit Facility.

DNB Credit Facility: On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA (the “DNB Credit Facility”) of up to $40,000 (divided into two tranches) in order to refinance two Capesize vessels, previously included in the Term Loan B collateral package. On October 10, 2019, the two tranches of the DNB Credit Facility of $34,350 were drawn. As of December 31, 2020, the outstanding balance of the DNB Credit Facility was $30,530 and is repayable in 14 consecutive quarterly installments of $955 each, with a final balloon payment of $17,160 to be repaid on the last repayment date. The facility matures in the second quarter of 2024 and bears interest at LIBOR plus 275 bps per annum.

CACIB Credit Facilities: On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “CACIB $52.8m Credit Facility”) of up to $52,800 (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel, previously included in the Term Loan B collateral package. In August 2019, the three tranches of the CACIB Credit Facility of $36,516, in total were drawn. In October 2019, the fourth tranche of the CACIB Credit Facility of $16,284 was drawn. As of December 31, 2020, the total outstanding balance of the CACIB $52.8m Credit Facility was $43,350 and is repayable in nine consecutive six-month installments of $3,150, with a final balloon payment of $15,000 to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 275 bps per annum.

On September 28, 2020, the Company entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “CACIB $33.0m Credit Facility”) of up to $33,000 in order to finance the acquisition of the two drybulk vessels acquired from Navios Maritime Holdings. As of December 31, 2020, the total outstanding balance of the CACIB $33.0m Credit Facility was $32,150 and is repayable in 19 consecutive quarterly installments of $850 with a final balloon payment of $16,000 to be repaid on the last repayment date. The facility matures in the third quarter of 2025 and bears interest at LIBOR plus 325 bps per annum up to maturity date.

HCOB Credit Facility: On September 26, 2019, Navios Partners entered into a new credit facility with Hamburg Commercial Bank AG (the “HCOB Credit Facility”) of up to $140,000 in order to refinance eight drybulk vessels and five Containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140,000 of HCOB Credit Facility was drawn. As of December 31, 2020, the outstanding balance of the HCOB Credit Facility was $118,500 and is repayable in four consecutive quarterly installments of $5,375 each, with a final balloon payment of $97,000 to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 320 bps per annum.

ABN Credit Facilities: On December 12, 2019, the Company entered into a new credit facility with ABN Amro Bank N.V. (the “ABN $23.5m Credit Facility”) of up to $23,500 in order to finance the acquisition of the five container vessels from Navios Europe I which had subsequently been refinanced from Hellenic Bank Public Company Limited in June 2020. On September 30, 2020, the Company entered into a second supplemental agreement with ABN Amro Bank N.V., to extend the terms of the then outstanding balance. As of December 31, 2020, the outstanding balance of the ABN $23.5m Credit Facility was $3,369 and is repayable in two consecutive quarterly installments of $173 with a final balloon payment of $3,024 to be repaid on the last repayment date. The facility matures in the second quarter of 2021 and bears interest at LIBOR plus 400 bps per annum up to February 28, 2021 and 600 bps per annum up to maturity date (see Note 23 — Subsequent Events).

On June 26, 2020, the Company entered into a new credit facility with ABN Amro Bank N.V. (the “ABN $32.2m Credit Facility”) of up to $32,200 in order to finance the acquisition of the five drybulk vessels acquired from Navios Europe II. As of December 31, 2020, the total outstanding balance of the ABN $32.2m Credit Facility was $27,095 and is repayable in two consecutive quarterly installments of $1,190, with a final balloon payment of $24,715 to be repaid on the last repayment date. The facility matures in the second quarter of 2021 and bears interest at LIBOR plus 400 bps per annum up to December 31, 2020 and 425 bps per annum up to maturity date.

DORY Credit Facility: On December 16, 2019, the Company entered into a credit facility with Dory Funding DAC (the “Dory Credit Facility”) of up to $37,000 in order to finance the acquisition of four drybulk vessels. As of December 31, 2020, the total outstanding balance of the Dory Credit Facility was $35,150 and is repayable in six consecutive quarterly installments of $925, with a final balloon payment of $29,600 to be repaid on the last repayment date. The facility matures in the third quarter of 2022 and bears interest at LIBOR plus 475 bps per annum for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date.

Hellenic Bank Credit Facility: On June 25, 2020, the Company entered into a new credit facility with Hellenic Bank Public Company Limited (the “Hellenic Credit Facility”) in order to partially refinance the ABN $23.5m Credit Facility, relating to four of the containerships acquired from Navios Europe I, of up to $17,000. As of December 31, 2020, the total outstanding balance was $15,960 and is repayable in two consecutive quarterly installments of $520 and ten consecutive quarterly installments of $660, with a final balloon payment of $8,320 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 350 bps per annum (see Note 23 — Subsequent Events).

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

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $0.5 million to $0.65 million per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135,000.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2020, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

Financial Liabilities

In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $161 and $155 each, respectively, commencing as of December 2018. As of December 31, 2020, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $20,790 in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6,300 per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On April 11, 2019, the amount of $20,000 was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $190 each, commencing as of April 2019. As of December 31, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $18,056. The agreement matures in the second quarter of 2029, with a purchase obligation of $6,300 on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7,500, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2019, the amount of $7,500 was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $178 each, commencing as of June 2019. As of December 31, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $4,716. The agreement matures in the second quarter of 2022, with a purchase obligation of $2,000 on the last repayment date.

On July 2, 2019, the Company entered into a new sale and leaseback agreement of $22,000, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On July 24, 2019, the amount of $22,000 was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $198 each, commencing as of July 2019. As of December 31, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $20,320. The agreement matures in the third quarter of 2030, with a purchase obligation of $6,300 on the last repayment date.

The Financial Liabilities have no financial covenants.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of December 31, 2020, based on the repayment schedules of the respective credit facilities and financial liabilities (as described above).

Year	Amount
2021	$203,593
2022	69,300
2023	88,008
2024	65,471
2025 and thereafter	64,797
Total	$491,169

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying value amounts of many of Navios Partners' financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

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

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the Consolidated Balance Sheets approximates its fair value due to the short-term nature of these receivables.

Loans receivable from affiliates: The carrying amount of the fixed rate loan approximates its fair value.

Notes receivable, net of current portion: The carrying amount of the fixed rate notes receivable approximates its fair value.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Long-term borrowings, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Navios Partners' financial instruments are as follows:

	December 31, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$19,303	$19,303	$23,354	$23,354
Restricted cash	$11,425	$11,425	$7,048	$7,048
Amounts due from related parties, short-term	$5,000	$5,000	$19,108	$19,108
Loans receivable from affiliates	—	—	$16,192	$16,192
Amounts due from related parties, long-term	—	—	$13,757	$13,757
Amounts due to related parties, short-term	$(35,979)	$(35,979)	—	—
Notes receivable, net of current portion	$8,013	$8,013	$7,554	$7,554
Long-term borrowings, net	$(486,857)	$(491,169)	$(489,028)	$(494,366)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2020 and December 31, 2019.

	Fair Value Measurements as at December 31, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$19,303	$19,303	—	—
Restricted cash	$11,425	$11,425	—	—
Amounts due from related parties, short-term	$5,000	—	$5,000	—
Notes receivable, net of current portion(2)	$8,013	—	$8,013	—
Amounts due to related parties, short-term	$(35,979)	—	$(35,979)	—
Long-term borrowings, net (1)	$(491,169)	—	$(491,169)	—

	Fair Value Measurements as at December 31, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$23,354	$23,354	—	—
Restricted cash	$7,048	$7,048	—	—
Amounts due from related parties, short-term	$19,108	—	$19,108	—
Loans receivable from affiliates	$16,192	—	$16,192	—
Amounts due from related parties, long-term	$13,757	—	$13,757	—
Notes receivable, net of current portion(2)	$7,554	—	$7,554	—
Long-term borrowings, net(1)	$(494,366)	—	$(494,366)	—

The following table sets forth the Company’s assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as at December 31, 2020
	Total	Level I	Level II	Level III
Vessels, net	$62,789	$13,428	$49,361	—

	Fair Value Measurements as at December 31, 2019
	Total	Level I	Level II	Level III
Vessels, net	$23,100	—	$23,100	—

(1)  The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account its creditworthiness.

(2)  The fair value is estimated based on currently available information on the Company's counterparty with similar contract terms, interest rate and remaining maturities.

NOTE 12 – ISSUANCE OF UNITS

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25,000. An amended Sales Agreement was entered into on August 3, 2020. As of December 31, 2020, since the commencement of the amended Sales Agreement, Navios Partners has issued 357,508 units and received net proceeds of $2,231. Pursuant to the issuance of the common units, Navios Partners issued 7,298 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $47.

On April 25, 2019, Navios Partners announced that its Board of Directors had approved 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partner units. The reverse stock split was effective on May 21, 2019 and the common units commenced trading on such date on a split adjusted basis.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of the Company's common units over a two year period. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in Navios Partners' discretion and without notice. The Board of Directors will review the program periodically. Repurchases are subject to restrictions under Navios Partners' credit facilities. As of December 31, 2020, Navios Partners had repurchased and cancelled 312,952 common units on a split adjusted basis, for a total cost of approximately $4,499.

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $35 and $0 for the years ended December 31, 2020 and December 31, 2019, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2020.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $8. The effect of compensation expense arising from the restricted common units described above for the years ended December 31, 2020 and 2019, amounted to $116 and to $190 respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations.

In December 2018, Navios Partners authorized the granting of 97,633 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 1,993 general partnership units to its general partner for net proceeds of $27. The effect of compensation expense arising from the restricted common units described above amounted to $348, $669 and $20 for the years ended December 31, 2020, 2019 and 2018 respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2020 and 2019.

In December 2017, Navios Partners authorized the granting of 91,336 restricted common units, which were issued on January 11, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 1,864 general partnership units to its general partner for net proceeds of $64. The effect of compensation expense arising from the restricted common units described above amounted to $447, $833 and $1,600 for the years ended December 31, 2020, 2019 and 2018, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2020, 2019 and 2018.

The effect of compensation expense arising from the restricted common units granted in December 2016, amounted to $325 for the year ended December 31, 2019 and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations.

As of December 31, 2020, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2017, 2018 and 2019 not yet recognized was $579.

Restricted common units outstanding and not vested were 92,699 units, on a split adjusted basis, as of December 31, 2020.

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

As of December 31, 2020, Navios Holdings owned 18.2% common unit interest in Navios Partners and the General Partner owned 2.1% general partner interest in Navios Partners.

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

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Asia	$136,515	$119,344	$120,660
Europe	71,531	95,542	86,633
North America	18,576	3,118	17,862
Australia	149	1,375	6,206
Total	$226,771	$219,379	$231,361

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

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners had agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half amounted to $2,770 was paid during the year ended December 31, 2017 and the second half amounted to $2,770 was paid during the year ended December 31, 2018. As of December 31, 2020, the total amount of $6,650, including refundable upon vessel’s redelivery expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to charter-in two newbuilding Panamax vessels. Each vessel has approximately 81,000 dwt and is being bareboat chartered-in for ten years. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charter. Navios Partners has agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 will be paid upon the delivery of the vessels. As of December 31, 2020, the total amount of $12,200, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets. The vessels are expected to be delivered by the first half of 2021.

As of December 31, 2020, the Company's future minimum lease commitments under the Company's charter-in contracts, are as follows:

Year	Amount
2021	$4,525
2022	6,629
2023	6,577
2024	6,496
2025	6,388
2026 and thereafter	30,184
Total	$60,799

NOTE 16 – FUTURE MINIMUM CONTRACTUAL REVENUE

Future minimum contractual revenue

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off-hires days) as of December 31, 2020, is as follows:

Year	Amount
2021	$115,671
2022	75,451
2023	55,123
2024	38,582
2025 and thereafter	151,734
Total	$436,561

NOTE 17 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses (management fees): Pursuant to the amended management agreement, in each of October 2013, August 2014, February 2015, February 2016 and November 2017 (the “Management Agreement”), the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee (excluding drydocking expenses, which were reimbursed at cost by Navios Partners) of: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover the vessels’ operating expenses, other than certain extraordinary fees and costs.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily per Ultra-Handymax Vessel; (b) $4.45 daily per Panamax Vessel; (c) $5.41 daily per Capesize Vessel; and (d) $6.90 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6.1 daily per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

During the years ended December 31, 2020 and 2019 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company's Management Agreement, amounted to $3,366 and $16,313, respectively, and are presented under the caption “Acquisition of/ additions to vessels and favorable lease terms, net of cash acquired” in the Consolidated Statements of Cash Flows.

Total vessel operating expenses for each of the years ended December 31, 2020, 2019 and 2018 amounted to $93,732, $68,188 and $68,871, respectively.

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

Total general and administrative expenses charged by the Manager for each of the years ended December 31, 2020, 2019 and 2018 amounted to $13,708, $10,406 and $9,344, respectively.

Balance due from related parties (excluding Navios Europe II): Balance due from related parties as of December 31, 2020 and December 31, 2019 amounted to $5,000 and $25,582, respectively, of which for the year ended December 31, 2019, the current receivable was $11,825 and the long-term receivable was $13,757. The balance as of December 31, 2020, consisted of the receivable from the Navios Holdings Guarantee of $5,000.

Balance due to related parties: Balance due to related parties, short-term as of December 31, 2020 and December 31, 2019 amounted to $35,979 and $0, respectively, and mainly consisted of payables to the Manager.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the "Navios Revolving Loans I"). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30,000. In February 2019, Navios Partners was required to fund the amount of $4,000 under Navios Europe I's Revolving Loan (see Note 19 — Investment in Affiliates).

On November 22, 2019, an agreement was reached to liquidate Navios Europe I before its original expiring date. On November 26, 2019 a Share Purchase Agreement was entered between Navios Europe Inc. and Navios Maritime Operating LLC (a wholly owned subsidiary of Navios Partners). The transaction was completed on December 13, 2019.

As a result of the Europe I Liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the containerships of Navios Europe I with a fair value of $56,083 and working capital balances of $14,440 including cash at banks of $12,930, in satisfaction of its receivable balances in the amount of : (i) approximately $19,016 representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Investments in affiliates”, “Due/to from related parties” and “Loans receivable from affiliates”; and (ii) approximately $34,227 representing the previously transferred rights of Navios Holdings to the Navios Europe I's Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest), of which $4,804 presented under “Note receivable from affiliates” and $29,423 presented contra equity. Furthermore, Navios Partners has assumed a $17,213 of Navios Europe I senior loan.

Following the liquidation of Navios Europe I, the balance due from Navios Europe I as of December 31, 2020 and 2019 was $0.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 19 — Investment in Affiliates).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5,000. Navios Europe II owned seven container vessels and seven dry bulk vessels. Navios Partners had a net receivable of approximately $17,276 from Navios Europe II.

As of March 31, 2020, the decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $6,900 was recognized and included in the accompanying Consolidated Statements of Operations for the year ended December 31, 2020, as “Impairment of receivable in affiliated company”. The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiring date. The transaction was completed on June 29, 2020.

As a result of the Europe II Liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56,050 and working capital balances of $(2,718). The acquisition was funded through a new credit facility (Note 10 – Borrowings) and cash on hand for total of $36,056 and the satisfaction of its receivable balances in the amount of approximately $17,276 representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the liquidation of Navios Europe II, there was no balance due from Navios Europe II as of December 31, 2020. As of December 31, 2019, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $15,397, under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $7,284 under the caption “Amounts due from related parties” and the accrued interest income earned under the Navios Term Loans II was $796 under the caption “Loans receivable from affiliates”.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33,473, which included a cash consideration of $4,050 and 871,795 newly issued common units of Navios Partners, on a split adjusted basis. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling $29,423 based on the closing price of $33.75 per unit as of March 16, 2017 given as consideration. The receivable relating to the consideration settled with the issuance of 871,795 Navios Partners’ common units in the amount of $29,423 has been classified contra equity. The receivable from Navios Holdings was payable on maturity in December 2023. Interest would accrue through maturity and would be recognized within “Interest income” for the receivable relating to the cash consideration of $4,050. On October 23, 2019, Navios Partners’ Conflicts Committee agreed to cancel an amortizing penalty from Navios Holdings of approximately $3,182 as of December 2019, due to early liquidation of the structure. Following the liquidation of Navios Europe I, the long-term note receivable from Navios Holdings amounted to $0.

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

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

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

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000.In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. As of December 31, 2020 and 2019, the outstanding claim receivable amounted to $5,000 and $10,000, respectively. The final settlement of the amount from Navios Holdings will take place at specific date, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of December 31, 2020.

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with Navios Holdings’ Chairman and Chief Executive Officer, Angeliki Frangou.

Acquisition of vessels: On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000, including working capital balances of $(4,378). The acquisition was funded through a new credit facility of $33,000 (see Note 10 — Borrowings) and the balance of $13,622 seller’s credit by Navios Holdings was repaid on October 2, 2020, presented under the caption “Payable to affiliated company” in the Consolidated Statements of Cash Flows.

On November 26, 2019, Navios Partners entered into a share purchase agreement for the acquisition of five containerships, following the liquidation of Navios Europe I. The vessels were acquired on December 13, 2019 (see Note 6 — Vessels, net).

On November 25, 2019, Navios Partners entered into a share purchase agreement for the acquisition of three Panamax and one Ultra-Handymax drybulk vessels from an entity affiliated with its Chairman and CEO for $37,000 (plus working capital adjustment) in a transaction approved by the Conflicts Committee of the Board of Directors of Navios Partners. The vessels were acquired on December 13, 2019 (see Note 6 — Vessels, net).

As of December 31, 2020, Navios Holdings held an 18.2% common unit interest in Navios Partners, represented by 2,070,216 common units. Olympos Maritime Ltd. held a general partner interest of 2.1% represented by 237,822 general partner units.

NOTE 18 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five Containerships chartered out to HMM which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

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

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $6,074. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of each time charter. The Company recognized non-cash interest income and discount unwinding totaling to $458, $470 and $420, respectively, for these instruments under the caption “Interest income” in the Consolidated Statements of Operations for each of the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020 and December 31, 2019, the outstanding balance of the notes receivable, including accrued interest and discount unwinding, amounted to $8,013 and $7,554, respectively, presented under the caption “Notes Receivable, net of current portion” in the Consolidated Balance Sheets.

For each of the years ended December 31, 2020, 2019 and 2018, the Company recorded an amount of $1,130, $12,121 and $12,102, respectively, of deferred revenue amortization in the Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

As of December 31, 2020, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,127 and $2,185, respectively. As of December 31, 2019, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,130 and $3,312, respectively.

On January 12, 2017, the Company sold the vessel the MSC Cristina for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of December 31, 2020, the outstanding balances of the current and non-current note receivable amounted to $0. For each of the years ended December 31, 2020 and 2019, the Company recorded interest income of $140 and $424, respectively, including accrued interest income of $0 and $38 under the caption “Interest income” in the Consolidated Statements of Operations.

NOTE 19 – INVESTMENT IN AFFILIATES

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

As of December 31, 2020 and subsequent to the Liquidation of Navios Europe I, the Company had no exposure.

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

Following the liquidation of Navios Europe II, Navios Partners acquired five vessel owning companies for a fair value of $56,050 in total.

As of December 31, 2020 and subsequent to the Liquidation of Navios Europe II, the Company had no exposure. As of December 31, 2019, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $16,097, excluding accrued interest, which represented the Company’s carrying value of the investment of $700 as of December 31, 2019 plus the Company’s balance of the Navios Revolving Loans II of $15,397 as of December 31, 2019, excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Navios Containers: On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for $50,000 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the equity. On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30,000. Navios Partners invested $14,460 and received 2,629,095 shares and Navios Holdings invested $500 and received 90,909 shares. Each of Navios Partners and Navios Holdings also received 9,273 warrants, with a five-year term.

On November 30, 2018, Navios Containers was converted into a limited partnership. All of the warrants described above issued to Navios Partners and Navios Holdings expired. On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers’ outstanding equity. In connection with this transaction, Navios Partners recognized an OTTI impairment of $560 on the units distributed. The amount of the distribution was $4,243 based on the last trading price of Navios Containers’ shares in the N-OTC market as of November 23, 2018. Following the distribution, Navios Partners owned approximately 33.5% of the equity in Navios Containers.

As of December 31, 2020 and 2019, Navios Partners held 11,592,276 common units, representing an ownership interest in Navios Containers of 35.7% and 33.5% respectively. Investment income of $1,133 and $2,532 was recognized in the Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for each of the years ended December 31, 2020 and 2019, respectively.

Based on the Company's evaluation of the duration and magnitude of the fair value decline for approximately twelve months as of December 31, 2019, the Company concluded that the decline in the fair value of its investment below its carrying value was not temporary. Thus, an OTTI loss of $42,603 was recognized as of December 31, 2019, being the difference between the fair value of $25,025 and the carrying value of the investment of $67,628.

The fair value of Navios Partners’ equity investment in Navios Containers is based on unadjusted quoted prices in active markets for Navios Containers’ common units. The fair value of Navios Partners’ equity investment in Navios Containers as at December 31, 2020 was $47,528 compared with its carrying value of $26,158.

Following the results of the significant tests performed by the Company, it was concluded that Navios Containers met the significance threshold requiring summarized financial information for the affiliated company to be presented for the following periods. The separate consolidated financial statements and notes thereto of Navios Containers for each of the years ended December 31, 2020 and 2019 have been included as Exhibit 15.3 in this Annual Report, as a result of significance tests being met pursuant to Rule 3-09 of Regulations S-X. Since Navios Europe I and Navios Europe II were liquidated on December 13, 2019 and June 29, 2020, balances are presented only for the year ended December 31, 2019.

December 31, 2019
Balance Sheet	Navios Europe II
Cash and cash equivalents (including restricted cash)	$27,431
Current assets (excluding cash and cash equivalents and restricted cash)	$4,818
Non-current assets	$179,688
Current liabilities (excluding current portion of long- term debt)	$46,892
Long- term debt including current portion, net	$89,025
Non-current liabilities	$84,284

	December 31, 2019
Income Statement	Navios Europe I	Navios Europe II
Revenue	$36,822	$46,718
Net loss	$(18,575)	$(30,203)

NOTE 20 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

On February 3, 2016, Navios Partners announced that its Board of Directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. In March 2018, the Board determined to reinstate a distribution and any continued distribution will be at the discretion of the Company’s Board of Directors, taking into consideration the terms of its partnership agreement. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under its policy and the decision to make any distribution is determined by the Company’s board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There is incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375.

The authorized quarterly cash dristributions for all quarters during the years ended December 2020, 2019, 2018, are presented below:

Date	Authorized Quarterly Cash Distribution for the three months ended	Date of record of Common and General Partner unit Unitholders	Payment of Distribution	$/ Unit	Amount of the declared distribution
April 2018	March 31, 2018	May 10, 2018	May 14, 2018	$0.30	$3,420
July 2018	June 30, 2018	August 7, 2018	August 10, 2018	$0.30	$3,420
October 2018	September 30, 2018	November 7, 2018	November 14, 2018	$0.30	$3,420
January 2019	December 31, 2018	February 11, 2019	February 14, 2019	$0.30	$3,458
April 2019	March 31, 2019	May 10, 2019	May 14, 2019	$0.30	$3,364
July 2019	June 30, 2019	August 6, 2019	August 9, 2019	$0.30	$3,364
October 2019	September 30, 2019	November 7, 2019	November 14, 2019	$0.30	$3,364
January 2020	December 31, 2019	February 11, 2020	February 13, 2020	$0.30	$3,365
April 2020	March 31, 2020	May 11, 2020	May 14, 2020	$0.30	$3,366
July 2020	June 30, 2020	August 10, 2020	August 13, 2020	$0.05	$562
October 2020	September 30, 2020	November 9, 2020	November 13, 2020	$0.05	$579
January 2021	December 31,2020	February 9, 2021	February 12, 2021	$0.05	$579

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the years ended December 31, 2020, 2019 and 2018.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net loss	$(68,541)	$(62,134)	$(13,081)
Loss attributable to:
Common unitholders	$(67,173)	$(60,899)	$(12,819)
Weighted average units outstanding (basic and diluted)
Common unitholders	10,966,518	10,830,959	10,823,591
Loss per unit (basic and diluted):
Common unitholders	$(6.13)	$(5.62)	$(1.18)
Earnings per unit - distributed (basic and diluted):
Common unitholders	$0.45	$1.22	$1.24
Loss per unit - undistributed (basic and diluted):
Common unitholders	$(6.58)	$(6.84)	$(2.43)

Potential common units of 92,699, 146,541 and 210,274 relating to unvested restricted common units for each of the years ended December 31, 2020, 2019 and 2018, respectively, have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 21 – OTHER INCOME, EXPENSE, NET

As of December 31, 2020, the amount of $2,697 relating to settlement of claims and recovery of other receivables of one of the Company’s vessels is included under the caption “Other income” of the Consolidated Statements of Operations.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. As of December 31, 2020 and 2019, the outstanding claim receivable amounted to $5,000 and $10,000, respectively. The final settlement of the amount from Navios Holdings will take place at specific date, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of December 31, 2020. As of December 31, 2019, the amount of $3,638 related to the change in estimate of the guarantee claim receivable and is included under the caption “Other expense” of the Consolidated Statements of Operations.

As of December 31, 2018, the amount of $2,000 related to reassessment of the guarantee claim receivable is included under the caption “Other expense” of the Consolidated Statements of Operations. As of December 31, 2018, the amount of $777 related to the discount of the Navios Holdings Guarantee is included under the caption “Other expense” of the Consolidated Statements of Operations.

NOTE 22 – LEASES

Time charter out contracts and pooling arrangements

The Company's contract revenues from time chartering and pooling arrangements are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts and pool arrangements to which the Company is party did not change from previous practice. For further analysis, (see Note 2— Summary of Significant Accounting Policies).

Bareboat charter-in contract

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Panamax vessel of 82,011 dwt, for a ten year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $6. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an Operating Lease. Consequently, the Company has recognized an Operating Lease Liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

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

As of December 31, 2020 and December 31, 2019 the unamortized balance of the lease liability amounted $13,153 and $14,201, respectively, and is presented under the captions “Operating Lease Liabilities, current and non-current portion” in the Consolidated Balance Sheets. Right of use asset amounted $13,285 and $14,241 as at December 31, 2020 and December 31, 2019, respectively, and is presented under the caption “Operating lease assets” in the Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire on a straight-line basis over the lease term. Lease expense for the year ended December 31, 2020 amounted to $2,086, in comparison to $918 for the corresponding year ended December 31, 2019 and is included under the caption “Time charter and voyage expenses” in the Consolidated Statements of Operations.

As of December 31, 2020 and 2019, the Company proceeded with step one of impairment assessment of the unamortized balance of the Right of use asset in relation to vessel Navios Libra. As the undiscounted projected net operating cash flows exceed the carrying value of the right-of-use asset, no impairment loss was recognized as of December 31, 2020 and 2019.

 The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of December 31, 2020:

Charter-in vessels in operation
December 31, 2021	$2,172
December 31, 2022	2,132
December 31, 2023	2,081
December 31, 2024	2,086
December 31, 2025	2,081
December 31, 2026 and thereafter	7,141
Total	$17,693
Operating lease liabilities, including current portion	$13,153
Discount based on incremental borrowing rate	$4,540

Sale and Lease Back Agreements

During 2019 and 2018 the Company has entered into sale and leaseback agreements with unrelated third parties for five vessels of the Company's fleet. Navios Partners has purchase obligations to acquire the vessels at the end of the lease terms, consequently under ASC 842-40 the transfers of the vessels were determined to be failed sales and were treated as financing transactions. The vessels were not derecognized and continue to be depreciated over their respective useful lives, and tested for impairment as per Company's policy (see Note 10— Borrowings).

NOTE 23 – SUBSEQUENT EVENTS

On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company will acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company (the “Transaction”). Under the terms of the Transaction, public unitholders of Navios Containers will receive 0.39 of a common unit of the Company for each outstanding common unit of Navios Containers. The Transaction was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The General Partner of Navios Containers has consented to the merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction is expected to close on or about March 31, 2021. The expenses of this transaction are included in the General and Administrative expenses, in the Consolidated Statements of Operations.

Navios Partners intends to account for the merger “as a business combination achieved in stages,” which will result in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers will be remeasured to its fair value at the date the controlling interest is acquired and the resulting gain/(loss) will be recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction will be allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the merger. The purchase price allocation is subject to finalization as Navios Partners completes the valuation of the assets acquired and liabilities assumed. The assets and liabilities and results of operations of Navios Containers will be included in Navios Partners’ consolidated results of operations from and only for periods subsequent to the closing of the acquisition.

On January 13, 2021, the Company completed the sale of the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sale price of $4,559. Pursuant to the sale of the vessel, an amount of $3,369 was repaid under the ABN $23.5m Credit Facility.

On January 25, 2021, Navios Partners agreed to enter into a 15-year bareboat charter-in for three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charter. The vessels are expected to be delivered by the second half of 2022.

On January 28, 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2020 of $0.05 per unit. The distribution was paid on February 12, 2021 to all unitholders of common units and general partner units of record as of February 9, 2021. The aggregate amount of the declared distribution was $579.

On January 28, 2021, the Company completed the sale of the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sale price of $11,074. Pursuant to the sale of the vessel, an amount of $3,684 was repaid under the Hellenic Credit Facility.

On February 10, 2021, the Company completed the sale of the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sale price of $8,869. Pursuant to the sale of the vessel, an amount of $3,845 was repaid under the Hellenic Credit Facility.

On March 23, 2021, Navios Partners agreed to acquire from Navios Holdings the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt.. On March 30, 2021, Navios Partners completed the acquisition of the two vessels from Navios Holdings for a purchase price of $39,250, including working capital adjustments.

On March 23, 2021, Navios Partners entered into a new credit facility with a commercial bank for a total amount of $58,000 in order to refinance the CACIB $33.0m credit facility and to finance the acquisition of the Navios Centaurus and the Navios Avior. The credit facility matures in March 2026 and bears interest at LIBOR plus 3% per annum. On March 30, 2021, the entire amount was drawn under this loan, net of the loan’s discount of $400.

On March 23, 2021, Navios Partners agreed to acquire from an unrelated third party a newbuilding Panamax vessel for a purchase price of $31,580. The vessel has approximately 81,000 dwt and is expected to be delivered into Navios Partners’ fleet during the second half of 2022.

On March 25, 2021, the Company completed the sale of the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sale price of $8,190. Pursuant to the sale of the vessel, an amount of $4,581 was repaid under the ABN $32.2m Credit Facility.

On March 25, 2021, Navios Partners agreed to enter into a 15 year bareboat charter-in for one newbuilding Capesize vessel of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year for the remaining period of the bareboat charter. The vessel is expected to be delivered by the first half of 2023.

SIGNATURES

The registrant herby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: March 31, 2021