Form 20-F
period 2021-12-31
Navios Maritime Partners L.P.
filed 2022-04-12
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________

FORM 20-F
_________________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
_________________________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 30,197,087 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. :

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

Table of Contents	1

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to pay quarterly cash distributions on our common units;
•	our future financial condition or results of operations and our future revenues and expenses;
•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;
•	our current and future business and growth strategies and other plans and objectives for future operations;
•	our ability to take delivery of, integrate into our fleet, and employ additional vessels, whether secondhand, as the fleets acquired in the Navios Maritime Containers L.P. (“Navios Containers”) and the Navios Maritime Acquisition Corporation (“Navios Acquisition”) mergers, or any newbuildings we may order in the future;
•	future charter hire rates and vessel values;
•	the repayment of debt;
•	our ability to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	future supply of, and demand for, liquid and dry cargo commodities;
•	increases in interest rates;
•	our ability to maintain long-term relationships with major commodity traders, oil majors, operators and liner companies;
•	our ability to leverage the scale, experience, reputation and relationships of Navios Maritime Holdings Inc. (“Navios Holdings”) and our managers, namely Navios Shipmanagement Inc. (the “Manager”), and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”);
•	our continued ability to enter into long-term, fixed-rate time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;
•	potential liability and costs due to environmental, safety and other incidents involving our vessels;
•	our track record, and past and future performance, in safety, environmental and regulatory matters;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreements, (the “Management Agreements”) with the Managers and the administrative services agreement (the “Administrative Services Agreement”) with the Manager and for reimbursements for fees and costs of our general partner;
•	estimated future maintenance and replacement capital expenditures;
Table of Contents	2

•	future sales of our common units in the public market;
•	the cyclical nature of the international shipping industry;
•	fluctuations in charter rates for tanker vessels, dry cargo carriers and containerships;
•	the number of newbuildings currently under construction;
•	changes in the market values of our vessels and the vessels for which we have purchase options;
•	an inability to expand relationships with existing customers and obtain new customers;
•	the loss of any customer or charter or vessel;
•	the aging of our fleet and resultant increases in operations costs;
•	damage to our vessels;
•	global economic outlook and growth and changes in general economic and business conditions, including the ongoing global impact and effects of the COVID-19 pandemic;
•	domestic and international political conditions, including wars, pandemics, terrorism and piracy;
•	public health threats;
•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;
•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	the changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization (the “IMO”) and the European Union (sometimes referred to as “EU”), or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;
•	the anticipated taxation of our partnership and our unitholders;
•	expected demand in the shipping sectors in which we operate in general and the demand for our Drybulk, Container and Tanker vessels in particular;
•	our ability to retain key executive officers;
•	customers' increasing emphasis on environmental and safety concerns;
•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and
•	other factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

These and other forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Item 3. Key Information”.

The risks and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond our control and many of which have been and many further be, exacerbated by the COVID-19 pandemic, the Ukrainian/Russian conflict and the impact they have had on the global economy. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

Table of Contents	3

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

Risks Relating to Our Business and our Industry

•	Our growth depends on continued growth in demand for drybulk commodities, liquid cargo, finished or semi-finished goods, and the shipping of drybulk cargoes, containers, as well as crude oil, petroleum products and other liquid cargoes.
•	The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values. Charter hire rates have significantly declined from historically high levels recently, are volatile and may remain depressed or reach low levels or decrease in the future, which may adversely affect our earnings, revenue and our profitability.
•	A decrease in the level of China's imports of raw materials, exports of goods, or a decrease in trade globally could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•	Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.
•	Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.
•	An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•	We are focused on employing vessels on long-term charters and we may have difficulties in doing so if a more active short-term or spot market develops.
•	While we favor longer term charters for all the tanker, dry bulk and container vessels we own or control, we may from time to time have to rely on chartering our vessels in the spot market either because our charter ended during a period of weak demand or we need to reposition a vessel out of a geographically or seasonally disadvantaged position. Additionally some of the longer term charters we have are indexed to spot rates. Spot market rates for tanker, dry bulk and container vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.
•

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition from new entrants and established companies with significant resources.

•	As we expand our business, we may have difficulty managing our growth, which could increase expenses.
•	We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.
•	Delays in deliveries of secondhand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.
•	If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.
•	The loss of a customer, charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.
•	The aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.
•	A number of third party owners have ordered so-called “eco-type” vessel designs or have retrofitted scrubbers to remove sulphur from exhaust gases, which may offer substantial bunker savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of “eco-type” or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.
Table of Contents	4

•	Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.
•	Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.
•	The market value of our vessels may fluctuate significantly. If vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.
•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less or no cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.
•	We may be subject to litigation that, if not resolved in our favor or not sufficiently insured against, could have a material adverse effect on us.
•	Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.
•	Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.
•	Our growth depends on continued growth in demand for crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.
•	Increasing growth of electric vehicles and other measures intended to reduce CO2 emissions could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
•	We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.
•	An oversupply of vessel capacity may depress rates, which may affect our ability to operate our vessels profitably.
•	Fuel price fluctuations may have an adverse effect on our profits.
•	If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels even prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions to unitholders, to the extent we are making distributions, may be diminished or our financial leverage could increase or our unitholders could be diluted.
•	We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident.
•	Climate change and government laws and regulations related to climate change could negatively impact our financial condition.
•	We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions/authorities.
•	We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.
•	The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.
•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Table of Contents	5

•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.
•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•	Disruptions in global financial markets, terrorist attacks, regional armed conflicts, general political unrest, economic crisis, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
•	Our financial and operating performance may be adversely affected by the COVID-19 pandemic.
•	Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

Risks Relating to Our Indebtedness

•	The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in foreclosure on our mortgaged vessels.
•	We may be unable to obtain additional financing and our debt levels may limit our ability to do so and pursue other business opportunities, and our interest rates under our credit facilities may fluctuate and may impact our operations.
•	As LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.
•	Our credit facilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

Risks Relating to Our Units

•	Our board of directors may not declare cash distributions in the foreseeable future.
•	Any dividend payments on our common units would be declared in U.S. dollars, and any unit holder whose principal currency is not the U.S. dollar would be subject to risks of exchange rate fluctuations.
•	The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.
•	The price of our common units may be volatile.
•	Increases in interest rates may cause the market price of our common units to decline.
•	Substantial future sales of our common units in the public market, including through our continuous offering sales program, could cause the price of our common units to fall, and would dilute your ownership interests.
•	Unitholders may be liable for repayment of distributions.
•	Common unitholders have limited voting rights and our partnership agreement restricts the voting rights of common unitholders owning more than 4.9% of our common units.

Risks Relating to Our Organizational Structure, Taxes and Other Legal Matters

•	Navios Holdings and their affiliates may compete with us.
•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions.
•	We depend on the Managers to assist us in operating and expanding our business.
•	The loss of key members of our senior management team could disrupt the management of our business.
•

The Managers may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased costs for its employees and crew and other vessel operating costs.

•	We may be subject to taxes, which may reduce our cash available for distribution to our unitholders.
•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.
•	We may have to pay tax on U.S.-source income, which would reduce our earnings.
•	Actions taken by holders of our common units could result in our being treated as a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.
•	You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.
•	We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

Table of Contents	6

•	Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•	We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.
•	Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.
•	Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.
•	Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to a third party without unitholder consent.
•	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if our public unitholders are dissatisfied, they will need a qualified majority to remove our general partner
•	Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
•	We can borrow money to pay distributions, it would reduce the amount of credit available to operate our business.
•	Our management will have broad discretion with respect to the use of the proceeds resulting from the issuance of common units whether under a continuous offering program or a secondary offering.
•	Our general partner and its affiliates, including Navios Holdings, own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.
•	Our officers face conflicts of interest and conflicts in the allocation of their time to our business.
•	Fees and cost reimbursements, which the Managers determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

Risks Relating to Our Business and our Industry

Our growth depends on continued growth in demand for dry bulk commodities, liquid cargo, finished or semi-finished goods, and the shipping of drybulk cargoes, containers as well as crude oil, petroleum products and other liquid cargoes.

Our growth strategy focuses on expansion in the dry cargo, container and tanker shipping sectors. Accordingly, our growth depends on continued growth in world and regional demand for dry and liquid bulk commodities, finished or semi-finished goods and the shipping of containers, dry and liquid cargoes, which could be negatively affected by a number of factors, such as declines in prices for dry or liquid bulk commodities or containerized cargoes, or general political, social and economic conditions.

We anticipate that the future demand for our drybulk carriers, container and tanker vessels and their charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia. In past years, China and India have had two of the world's fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk and tanker trades and the demand for drybulk vessels and tankers. The Asia Pacific and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the Organisation for Economic Cooperation and Development (“OECD”) and worldwide. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in demand of such drybulk, tanker and container shipping trades. For example, recent slowdowns of the Chinese economy have adversely affected demand for bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at levels below their peaks in the fall of 2021. Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the uncertainty surrounding the future of the Eurozone; the economic prospects of the United States (sometimes referred to as the “U.S.”); the future economic growth of China, Brazil, Russia, India, and other emerging markets; the current armed conflict between Russia and Ukraine; and changing oil production and consumption patterns due to efficiencies, environmental concerns, new technologies and government policy changes are all expected to affect demand for drybulk carriers, container vessels, and product and crude tankers going-forward.

The past global financial crisis, the continuing U.S. shale production expansion and the ongoing effects of COVID-19 have intensified the unpredictability of tanker rates. Furthermore, the extension of refinery capacity in China, India and particularly the Middle East through 2022 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Changes in product trading patterns due to the implementation of the IMO 2020 sulphur reduction rules and closure of refineries due to the pandemic should increase trade in refined oil products.

Table of Contents	7

If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Should the Organization of the Petroleum Exporting Countries (“OPEC”) significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

While containership rates are at or near all time highs due to governments’ responses to the pandemic, and the disruption of supply chains, there is no guarantee that they will remain elevated and could return to levels at or below their long term averages.

A slowdown in the economies of the U.S. or the EU, or certain other Asian countries may also adversely affect economic growth in the Asia Pacific region and India. A decline in demand for commodities transported in drybulk carriers, tankers and/or containerships, or an increase in supply of drybulk vessels, tankers or containerships could cause a further decline in charter rates, which could materially adversely affect our cashflows, profitability and our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel's carrying amount, resulting in a loss.

The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values. Charter hire rates have significantly declined from historically high levels recently, are volatile and may remain depressed or reach low levels or decrease in the future, which may adversely affect our earnings, revenue, profitability and ability to pay distributions.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have declined significantly from historically high levels. For example, in the past time charter and spot market rates for drybulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 26 key drybulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI showed improvement since then, it has ranged from a low of 393 in May 2020 to a high of 5,650 in October 2021, and at 2,689 on March 15, 2022 it remains at low levels compared to historical highs and there can be no assurance that the drybulk charter market will not decline further.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a $/day per twenty-foot equivalent units (“TEU”) weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2020, the Containership Timecharter Rate Index stood at 61 points, hit a bottom of 41 points as of the end of June 2020 and then rose to 115 points at the beginning of March 2021 and has steadily risen to an all time high of 433 as of the beginning of March 2022. Current container charter rates are at or close to all time highs but there is no guarantee that they will remain elevated and could return to average or below average levels when they fall.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Exchange Dirty Tanker Index (BDTI) declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2020, it has traded between an all time low of 403 and a high of 1,550; as of March 15, 2022, it stood at 1,279. The Baltic Exchange Clean Tanker Index (BCTI) fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between an all time low of 309 and an all time high of 2,190 since January 2020 and stood at 1,032 as of March 15, 2022. Tanker charter rates for VLCCs, LR1s and MR2s experienced the lowest annual average time charter earnings on record in 2021, although current rates are higher than those recorded lows. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to a record 13 million barrels per day in June 2020 and stood at 10.9 million barrels per day in January 2022. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by over 800% from 0.4 million barrels per day to a record 3.6 million barrels per day in March 2020; and averaged 3.3 MBPD in January 2022. The U.S. has steadily increased its total petroleum product exports by about 500% to a record 6.2 million barrels per day in December 2021 from one million barrels per day in January 2006.

If the drybulk, tanker or container shipping industries, which have been highly cyclical and volatile, are depressed in the future when our charters expire or when we are otherwise seeking new charters, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity. However, the drybulk, tanker and containership rate cycles have peaked and have fallen to low points at different times, which may mitigate overall cash flow reductions. We cannot give any assurance that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to re-charter our vessels upon the expiration or termination of their current charters, or on vessels that we may acquire in the future, as well as, the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities or manufactured goods.

Table of Contents	8

Additionally, if the spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities and finished goods carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable.

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

Factors that influence demand for vessels capacity include:

•	global and regional economic and political conditions, including armed conflicts, wars and terrorist activities (including piracy), embargoes and strikes;
•	global or local health related issues including disease outbreaks or pandemics, such as the COVID-19 pandemic;
•	disruptions and developments in international trade, including the effects of currency exchange rate changes and any differences in supply and demand between regions;
•	changes in seaborne and other transportation patterns;
•	supply and demand for energy resources, drybulk products, commodities, semi-finished and finished consumer and industrial products;
•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•	supply and demand for products shipped in containers;
•	supply and demand for commodities shipped in dry cargo vessels;
•	supply and demand of liquid cargoes, including petroleum and petroleum products ;
•	changes in global production of raw materials, semi-finished or finished goods and products transported by containerships;
•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;
•	the distance drybulk, liquid cargo or containers are to be moved by sea, including changes in the distances over which cargo is transported due to geographic changes where commodities are produced, manufactured, refined or used;
•	fuel prices for the bunker fuel used aboard ships;
•	whether the vessel is equipped with scrubbers or not;
•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;
•	waiting days in ports or port congestion generally due to any causes;
•	the globalization of manufacturing and all developments in international trade;
•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;
Table of Contents	9

•	weather and crop yields;
•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes (including the application of stimulus programs or withdrawal of same), import and export restrictions, including sanctions, trade wars, central bank policies and pollution conventions or protocols, including any limits on CO2 emissions or the consumption of carbon based fuels due to climate change agreements or protocols;
•	political developments, including changes to trade policies and or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to conflicts, wars, financial, economic or health crises;
•	domestic and foreign tax policies;
•	armed conflicts and terrorist activities;
•	competition from alternative sources of energy and/or governmental policies encouraging the use of such alternatives;
•	international sanctions, embargoes, strikes and nationalizations; and
•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are out of service (including any held in quarantine or waiting for crew changes due to health related or other restrictions), namely those that are laid-up, drydocked, awaiting or undergoing repairs or otherwise not available for hire;
•	the scrapping rate of older vessels;
•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;
•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals or closure or blockage due to accidents, war or any other reason;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	the number of newbuilding deliveries;
•	vessel casualties;
•	weather;
•	the number of vessels that are used for storage or as floating storage offloading service vessels;
•	the conversion of tankers to drybulk cargo and the reverse conversion;
•	the phasing out of single-hull tankers due to legislation and environmental concerns;
•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
•	changes in environmental and other regulations and standards (including IMO rules requiring a reduction in the use of high sulphur fuels, the fitting of additional ballast water treatment systems and upcoming rules intended to reduce CO2 emissions) that limit the profitability, operations or useful lives of vessels;
•	the price of steel, fuel and other raw materials; and
•	the economics of slow steaming.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to newbuilding and scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing drybulk and tanker fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These and other factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Table of Contents	10

Historically, the drybulk, tanker and containership markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The consequences of any future global economic crisis may further reduce demand for transportation of dry and liquid commodities over long distances and supply of ships that carry those dry and liquid commodities and finished goods, which may materially affect our future revenues, profitability and cash flows. In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers. Armed conflicts, wars and insurrections could also adversely impact our operations and the operations of our customers. We anticipate that the future demand for our vessels will be dependent upon economic growth in all of the world's economies, particularly China and India, seasonal and regional changes in demand, changes in the capacity of the global dry, tanker and container fleets and the sources and supply of drybulk, liquid or containerized cargo to be transported by sea.

A decrease in the level of China's imports of raw materials, exports of goods, or a decrease in trade globally could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. For example, in 2021, China imported 1.107 billion tons of iron ore by sea out of a total of 1.517 billion tons shipped globally, accounting for about 73% of the global seaborne iron ore trade. While it accounted for approximately 23% of seaborne coal movements of coal in 2021 according to current estimates (281 million tons imported compared to 1.231 billion tons of seaborne coal traded globally), and 25% of all crude oil shipped globally in 2021 (463 million tons imported compared to 1.827 billion tons of seaborne crude oil traded globally). Our drybulk vessels, tankers and containerships are deployed by our charterers on routes involving trade in and out of emerging markets, and our charterers' revenue may be derived from the shipment of goods within the Asia Pacific region and to or from various overseas export markets. Any reduction in or hindrance to China-based importers or exporters could have a material adverse effect on the growth rate of China's imports and exports and on our charterers' business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal and Chinese-made goods, or promoting the export of Chinese coal or increasing consumption of natural gas or banning imports of coal or other commodities from certain countries to China or increasing the production of electricity from renewable resources.

This may have the effect of (i) reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for drybulk or tanker shipping, and (ii) reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change, reversal or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. The conflict between Ukraine and Russia and any sanctions resulting therefrom, the pandemic and ongoing global trade war between the U.S. and China may contribute to an economic slowdown in China.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns or if sanctions related to the current Ukraine Russia conflict or any other war causes a downturn in China or worldwide, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China's growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact the shipping industry. For example, the possibility of the introduction of impediments to trade within the European Union member countries in response to increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Political events such as a global trade war or any moves by either China, the United States or the European Union to levy additional tariffs on imported goods as part of protectionist measures or otherwise, could decrease shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

Table of Contents	11

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

Similarly, an extension or expansion of the current worldwide pandemic, or withdrawals or changes to economic stimulus packages or initiations or endings to local lockdowns or quarantines by China or other nations to combat the pandemic may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods including petroleum products and manufactured products to be shipped from or through China or imports of commodities including iron ore, coal and crude oil to China, which would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Any sanctions levied against Russia or any other country involved in a conflict that affect or begin to affect China or other nations involved in commodity or manufactured goods trades which have the effect of raising prices for such goods or causing economic downturns due to such price rises which would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Partnership. B. Business Overview - Economic Sanctions and Compliance ”

Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.

The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and Atlantic basin (West Africa, United States, Brazil, North Sea, Guyana and other) crude oils, which, in turn, primarily depend on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and Atlantic basin crude oil.

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and Atlantic basin crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or Atlantic basin regions;
•	increased demand for crude oil in the Arabian Gulf or Atlantic basin regions;
•	a decision by OPEC or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;
•	any increase in refining of crude into petroleum products for domestic consumption or export;
•	armed conflict or acts of piracy in the Arabian Gulf or Atlantic basin including West Africa and political or armed conflicts anywhere that affect demand for crude oil from these regions or other factors;
•	economic and pandemic related crises that decrease oil demand generally;
•	changes to oil production in other regions, such as the United States, Russia and Latin America, including those production changes caused by war, conflict or sanctions; and
•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or Atlantic basin may materially adversely affect our financial performance.

Table of Contents	12

 Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

According to the 2022 Annual Energy Outlook published in March 2022 by the US Energy Information Agency (“EIA”): The United States is both an importer and exporter of petroleum liquids, importing mostly heavy crude oil and exporting mostly light crude as well as petroleum products such as gasoline and diesel. The AEO2022 Reference case projects that the US will be a net exporter of petroleum and other liquids through 2050. These high exports levels are primarily a result of less consumption of liquid fuels in the US and, to a lesser extent, because domestic crude oil cannot be processed economically and is more valuable when exported. The US is expected to be a net importer of crude alone (excluding products and other petroleum liquids) over the same period. Similarly in the annual World Energy Outlook (October 2021), the International Energy Agency (“IEA”) forecast that U.S. crude oil output will expand by 3.4 million barrels per day (“MBPD”) by 2030 in their Stated Policies Scenario (STEPS) while Saudi Arabia increases production by about 2.0 MBPD by 2030, making the U.S. the world’s largest oil producer from now until 2030 ahead of both Saudi Arabia and Russia. Brazil and Guyana will increase oil net exports by 2.0 MBPD by 2030 adding to Atlantic Basin supply. Emerging markets will increase oil demand by 12 MBPD from 2020 to 2030 an increase of nearly 30% which will continue the trend of shipping more Atlantic basin oil to China, India and Other Asian countries.

In recent years the share of total U.S. consumption met by net imports, including both crude oil and products, has been decreasing since peaking at over 68% in 2008 according to BP’s 2021 Statistical Review and stood at 46% for 2020. EIA statistics for 2020 show that U.S. crude oil imports fell 14% to an average of 5.9 MBPD under the 6.8 MBPD for 2019 but rose slightly in 2021 to 6.1 MBPD (4%), and the average imports are still below the June 2005 peak of 10.8 MBPD. EIA statistics note that U.S. crude oil exports have risen steadily since the ban on exports was lifted in 2015 reaching an all-time high of 3.6 MBPD in March 2020 and stood at 3.5 MBPD in December2021, which was a very significant increase over the most recent low of 9,100 barrels per day exported in 2002 on average. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

Table of Contents	13

Uncertainty has been created about the future relationship between the United States, China, Russia and other importing and exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China or between Russia and other countries. These developments would have an adverse impact on our charterers' business, operating results and financial condition. This could, in turn, affect our charterers' ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

We are focused on employing vessels on long-term charters and we may have difficulties in doing so if a more active short-term or spot market develops.

One of our principal strategies is to enter into long-term charters, although we believe it is impractical to determine the typical charter length for vessels in our sectors due to factors such as market dynamics, charter strategy and the private nature of charter agreements. If a market for long-term time charters in the sectors in which we operate does not develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for our vessels. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping dry or liquid cargoes or containerships is depressed or these markets become depressed during the period of any adjustable rate charter.

While we favor longer term charters for all the tanker, dry bulk and container vessels we own or control, we may from time to time have to rely on chartering our vessels in the spot market either because our charter ended during a period of weak demand or we need to reposition a vessel out of a geographically or seasonally disadvantaged position. Additionally some of the longer term charters we have are indexed to spot rates. Spot market rates for tanker, dry bulk and container vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.

We may deploy at least some of our product tankers, chemical tankers and Very Large Crude Carriers (“VLCCs”) in the spot market directly or in pools. Although spot chartering is common in the product, chemical, tanker and VLCC sectors, product tankers, chemical tanker and VLCC charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. World oil demand is influenced by many factors, including international economic activity (including reactions to any economic or health crises or conflicts); geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China.

We may deploy our dry bulk vessels on term charters either at fixed rates or rates that vary with an index of spot voyages such as those published by the Baltic Exchange. Some of these charters have the ability to fix rates for succeeding quarters or for longer durations into the future and we have exercised those options when we believe it is advantageous to do so to maximize earnings or to defend against a perceived market weakness. If we do not fix rates going forward or the index charter does not have an ability to do so or a long term charter ends during a period of market weakness, we may be exposed to volatile spot rates that can be lower than the rates in the existing term charters on our other dry bulk vessels which may materially adversely affect our earnings.

The container ship market generally favors longer term charters so that liner companies can establish set schedules for deliveries of containerized cargoes and we may deploy our container vessels on longer term charters at fixed rates or in some instances at rates linked to a spot index such as the Contex. Should term charters on our container vessels end during periods of market weakness, we may be exposed to charters of shorter duration or charters linked to a spot index, which would expose our container ships to volatile spot rates that can be lower than the existing rates in the term charters on our other container ships, which may materially adversely affect our earnings.

The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels.

Currently, spot charter hire rates are at or below operating costs for some tanker vessel sizes and there is no assurance that the crude oil, product and chemical tanker charter market will rise over the next several months or will not decline further. Dry bulk and container vessels spot rates are currently above operating costs, but there is no assurance that these rates will remain or will not decline further. A decrease in spot rates may decrease the revenues and cash flow we derive from vessels employed in pools or on index linked charters. Such volatility in pool or index linked charters may be mitigated by any minimum rate due to us that we negotiate with our charterers.

Additionally, if the spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Certain of our tanker, dry bulk and container vessels are contractually committed to time charters. We are not permitted to unilaterally terminate the charter agreements of these vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter our tanker vessels on long term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters.

Table of Contents	14

Our growth depends on our ability to expand relationships with existing customers, obtain new customers and enter new shipping sectors, for which we will face substantial competition from new entrants and established companies with significant resources.

Long-term time charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator's environmental, health and safety record and acceptability to charterers;
•	the acceptability of the vessel due to its history;
•	compliance with the IMO standards and the heightened industry standards that have been set by some energy companies;
•	shipping industry relationships, reputation for customer service, technical and operating expertise;
•	shipping experience and quality of ship operations, including cost-effectiveness;
•	quality, experience and technical capability of crews;
•	the ability to finance vessels at competitive rates and overall financial stability;
•	relationships with shipyards and the ability to obtain suitable berths;
•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the tanker, containership and drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters, as well as for the acquisition of high-quality secondhand vessels and newbuilding vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market.

Additionally, the consolidation among liner companies and the creation of alliances among liner companies have increased their negotiation power and oil companies facing declining fossil fuel use in the developed world may decrease the number of long term charters that they hold. However, participation in three shipping sectors should mitigate some of the volatility inherent in a focus on one particular market and allow us access to long term charter deals or asset purchases when single market competitors maybe constrained.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading in the spot market during an upturn in the dry cargo, tanker or container market cycles, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and financial condition, as well as operating cash flow could be adversely affected.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We intend to continue growing our fleet, either through purchases, ordering newbuilt vessels, the increase of the number of chartered-in vessels or through the acquisitions of businesses, as is the case with the acquisitions of Navios Containers’ and Navios Acquisition’s fleets. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on our success in locating and acquiring suitable vessels, identifying and entering into shipbuilding contracts at acceptable prices and consummating acquisitions or joint ventures, integrating any acquired business successfully with our existing operations, enhancing our customer base, managing our expansion, and obtaining required financing.

During periods in which charter rates are high, vessel values are generally high as well, and it may be difficult to consummate ship acquisitions or potentially enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, vessel values are low and any vessel acquired without time charter attached will automatically incur additional expenses to operate, insure, maintain and finance the vessel thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts.

Table of Contents	15

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

Our growth strategy depends, in part, on a gradual expansion of our fleet. Any acquisition of a vessel or a fleet may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. We may also fail to realize anticipated benefits of our growth, such as new customer relationships, cost-savings or cash flow enhancements, or we may be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet.

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

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed. In addition, under charters that are related to a newbuilding, delays in our delivery of the newbuilding to our customer could result in liquidated damages payable to a customer, and for prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. We do not derive any revenue from a vessel until after its delivery and will be required to pay substantial sums as progress payments during construction of a newbuilding. While we expect to have refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by us, there is the potential that we may not be able to collect all portion of such refund guarantees, in which case we would lose the amounts of monies we have advanced to the shipyards for such progress payments.

Table of Contents	16

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial crisis of the shipbuilder;
•	a backlog of orders at the shipyard;
•	epidemics, pandemics, natural or man-made disasters;
•	political, economic or military disturbances;
•	weather interference or catastrophic event, such as a major earthquake or fire;
•	requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	shortages of or delays in the receipt of necessary component machinery or equipment;
•	inability to finance the construction or conversion of the vessels; or
•	inability to obtain requisite permits or approvals.

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

For the year ended December 31, 2021, Singapore Marine Pte. Ltd (“Singapore Marine”) represented approximately 14.5% of our total revenues. For the year ended December 31, 2020, Hyundai Merchant Marine Co. (“HMM”), Singapore Marine, and Cargill International S.A. (“Cargill”), represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. For the year ended December 31, 2019, HMM, Swissmarine Asia Pte. Ltd. (“Swissmarine”) and Cargill, represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented. The charterers in the containership sector consist of a limited number of liner companies and the charterers in the tanker sector consist of a limited number of oil companies and oil traders. The combination of any surplus of vessel capacity, the expected entry into service of new technologically advanced vessels, and the expected increase in the size of the world dry bulk, tanker and container fleets over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of capacity available at lower charter rates and lack of demand for our customers could negatively affect our charterers' willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. The number of leading liner companies which are our client base may continue to shrink and we may depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unitholders.

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

Table of Contents	17

For example, in 2016, HMM faced financial difficulties and developed a restructuring plan, which included restructuring agreements for five of our containerships (see Note 19 — Notes Receivable to our consolidated financial statements, included elsewhere in this Annual Report). In addition, Navios Partners has filed claims for lost revenues in connection with the 2016 filing by Hanjin for rehabilitation, which was later followed by entry into liquidation in 2017. In October 2020, the bankruptcy court ruled against one of the two claims filed by the Company. The relevant court is still assessing the claim regarding the Navios Luz. The Company has fully provided for these amounts in its books (see Note 2(f) — Summary of Significant Accounting Policies to our consolidated financial statements, included elsewhere in this Annual Report).

All of our drybulk time charters are scheduled to expire on dates ranging from April 2022 to June 2024. All of our tanker time charters are scheduled to expire on dates ranging from April 2022 to February 2031. All of our containerships are scheduled to expire on dates ranging from October 2022 to April 2030 (excluding the two containerships agreed to be sold).

If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by the demand of the container industry.

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

As of April 1, 2022, the vessels in our fleet had an average age of approximately 9.7 years, basis fully delivered fleet, when drybulk and tanker vessels have an expected life of approximately 25 years and containerships have an expected life of approximately 30 years and we may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. As our fleet ages, we will incur increased costs. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter our vessels due to their age, it could materially adversely affect our earnings.

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

New eco-type vessel designs or scrubber retrofits purport to offer material bunker savings compared to older designs, including certain of our vessels. Fitting scrubbers will allow a ship to consume high sulphur fuel oil (“HSFO”) which, to date, has been cheaper than the low sulphur fuel oil (“LSFO”) that ships without scrubbers must consume to comply with the IMO 2020 low sulphur emission requirements. Depending on the magnitude of the difference in prices between LSFO and HSFO, such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of our fleet which may not have scrubbers. As the supply of such “eco-type” or scrubber retrofitted vessels increases, if the differential between the cost of HSFO and LSFO remains high, or if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-”eco-type”, non-scrubber retrofitted vessels, impair our ability to re-charter such vessels at competitive rates and have a material adverse effect on our business, financial condition, cash flows and results of operations.

Table of Contents	18

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

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of the Management Agreements with the Managers, the costs of drydocking repairs are not included in the daily management fee, but are be reimbursed at cost upon occurrence.

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

The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities, result in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results. Depressed vessel values could also cause us to incur impairment charges. If vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

The factors that influence vessel values include:

•	the number of newbuilding deliveries;
•	prevailing economic conditions in the markets in which drybulk, tanker or containerships operate, including all economic or pandemic related crises;
•	reduced demand for drybulk, tanker or containerships, including as a result of a substantial or extended decline in world trade or energy use;
•	the number of vessels scrapped or otherwise removed from the total fleet;
•	competition from other shipping companies;
•	sophistication and condition of the vessels;
•	supply and demand for vessels;
•	technological advances since the vessel was constructed;
•	whether the vessel is equipped with scrubbers or not;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	changes in global dry or liquid cargo commodity supply or sources and destinations of containerized cargoes;
•	types, sizes and age of vessels;
•	advances in efficiency, such as the introduction of remote or autonomous vessels;
Table of Contents	19

•	the development of an increase in use of other modes of transportation;
•	where the ship was built and as-built specification;
•	lifetime maintenance record;
•	the cost of vessel acquisitions including the cost of new buildings;
•	governmental or other regulations (including the application of any IMO rules, including those contemplated regarding any reduction in CO2 emissions);
•	prevailing level of charter rates;
•	the availability of financing, or lack thereof, for ordering newbuildings or for facilitating ship sale and purchase transactions;
•	general economic and market conditions affecting the shipping industry; and
•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. Our credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and loan to value ratio covenants. As of December 31, 2021, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

In addition, as vessels grow older, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates would negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could materially adversely affect our business, financial condition and results of operations.

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

Table of Contents	20

Our significant maintenance and replacement capital expenditures, including without limitation the vessel operating expenses paid to the Managers pursuant to the Management Agreements, to maintain and replace, over the long-term, the operating capacity of our fleet, as well as to comply with environmental and safety regulations, may reduce or eliminate the amount of cash we have available for distribution to our unitholders. Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the Conflicts Committee of our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less, if any, cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

For detailed information on the amount of vessel operating expenses owed under the Management Agreements, please see the section entitled, “Item 5. Operating and Financial Review and Prospects - A. Operating results – Vessel operating expenses”.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect on the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2021, the value of the U.S. dollar as compared to the Euro increased by approximately 8.3% compared with the respective value as of December 31, 2020. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers' security measures, allowing an attacker access to proprietary information from our company including our employees', customers' and suppliers' data. Most recently, the Russia/Ukraine conflict has been accompanied by cyber-attacks, including other countries in the region, which could adversely affect our operations. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Table of Contents	21

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

Table of Contents	22

Our charterers may in the future engage in legally permitted trading in locations or with persons which may still be subject to restrictions due to sanctions or boycott. However, no vessels in our fleet have called on ports in sanctioned countries or in countries designated as state sponsors of terrorism by the U.S. State Department like Iran or Syria. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading on such locations or countries or trading with such persons, which could result in reduced insurance coverage for losses incurred by the related vessels. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations or countries or as a result of trading with such persons, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and unit price.

Our growth depends on continued growth in demand for crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.

Our growth strategy depends in part on expansion in the crude oil, product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;
•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;
•	refining or production capacity and its geographical location;
•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures or pollution reduction measures or those intended to reduce global warming;
•	availability of new, alternative energy sources; and
•	negative or deteriorating global or regional economic or political conditions or health conditions (including changes to trade policies, decreases or withdrawals of stimulus measures meant to counteract the effect of economic or health or other crises), , wars or other conflicts and any resulting sanctions), particularly in oil-consuming or producing regions, which could reduce energy consumption or its growth.

The refining and chemical industries may respond to any economic downturn and demand weakness by reducing operating rates, partially or completely closing refineries or bulk liquid chemical production facilities and by reducing or cancelling certain investment expansion plans, including plans for additional refining or production capacity. Continued reduced demand for refined petroleum products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum products, and bulk liquid chemicals would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Table of Contents	23

Increasing growth of electric vehicles and other measures intended to reduce CO2 emissions could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2021 that total electric cars registered worldwide grew from about 17,000 in 2010 to 10 million at the end of 2020. Electric car sales in 2020 were 3 million and electric car registrations increased by 41% in 2020 despite the pandemic related worldwide downturn in car sales in which car sales dropped 16%. IEA forecasts are for electric vehicles (“EVs”) to grow from 8 million in 2019 to about 50 million registered vehicles by 2025 and 145 million by 2030, which the IEA forecasts would reduce worldwide demand for oil products by over 2 million barrels per day in 2030. IEA stated that EV operations in 2020 avoided the consumption of 0.5 million barrels per day of oil products. According to the World Economic Forum, there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040.

In the World Energy Outlook 2021, published in October 2021, the IEA states that current governmental pledges to reduce emissions will cover less than 20% of the gap in emissions reductions that need to be closed by 2030 to keep a 1.5 degree C path within reach (the rise of global mean surface temperatures above pre-industrial levels). Although these announced pledges imply a doubling of clean energy investment and finance over the next decade, this acceleration is not sufficient to overcome the inertia of today’s energy system. In particular, over the crucial period to 2030, the actions under this IEA scenario fall well short of the emissions reductions that would be required to keep the door open to Net Zero Emissions by 2050.

A growth in EVs or a speed up in climate goals aimed to reduce CO2 and other emissions or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

An oversupply of vessel capacity may depress charter rates, which may affect our ability to operate our vessels profitably.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of March 1, 2022, newbuilding orders had been placed for an aggregate of about 7% of the existing global drybulk fleet, with deliveries expected during the next three years. That 7% is an all-time low since records began in January 1996, but there is no guarantee that the orderbook will continue at these low levels in the future. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet to an all-time low of 8% as of October 2020, but has since increased to 25% as of March 2022. The orderbook remains significantly skewed towards vessels over 8,000 TEU. An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress current charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

Table of Contents	24

Similarly the market supply of tankers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the start of 2016 to 7% at the beginning of March 2022. From 2004 through 2010, the tanker orderbook was at historically high levels as a percentage of the in-water fleet reaching highs of 64% in January 2007 for product tankers and 54% in October 2008 for VLCCs, according to industry data. Since that time, deliveries of previously ordered tankers increased substantially and ordering momentum slowed with the total orderbook declining as a percentage of the existing fleet to an all-time low of 5% as of March 2022 for product tankers, and a relative low of 7% as of March 2022 for VLCCs. An oversupply of newbuilding vessels entering the market, combined with any decline in the demand for crude or product tankers, may prolong or further depress current charter rates and may decrease our ability to charter our tankers when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our tankers at all.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters or contracts of affreightment so an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel as the international gas prices that have hit new record highs in 2022 following the Russian invasion of Ukraine in February 2022 will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

Table of Contents	25

We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident.

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, ship recycling, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. In particular, ballast water management requirements will likely result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Non-compliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

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

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated therewith. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. In addition, claims relating to pollution incidents for international or knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position could be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Similarly, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, is expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Table of Contents	26

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•	Limitations on sulfur oxides and nitrogen oxides emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures including fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
•	Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports.
•	Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of oil or other hazardous materials from our vessels or otherwise in connection with our operations.

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

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below. The Managers have and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although we do not believe that these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

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

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), GHG and additional climate disclosure rules proposed by the SEC in March 2022 and expected to be finalized in 2022, along with other anticipated ESG reporting rules which are expected in 2022, may create additional compliance requirements for us. We may receive pressure from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

Companies that do not adapt to, or comply with, investor, lender, or other industry shareholder expectations and standards which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a accompany could be materially and adversely affected.

Table of Contents	27

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions/authorities.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries, as described in this report. Under economic and trade sanctions laws, governments may seek to impose modifications to, or prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties and result in our being excluded or restricted in our access to international banking and finance markets. To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

Considering U.S. as well as EU sanctions (sanctions currently imposed by the UK - whose law frequently governs relations with our contractual counterparts - are broadly similar to the EU) and the nature of our business, there is a constant sanctions-related risk for us due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

We constantly monitor developments in the U.S., the E.U., UK and other jurisdictions that maintain economic sanctions against Iran, Russia, Crimea, Venezuela other countries/areas, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries, being chartered to certain parties or for certain trade, or could restrict he cargoes of our vessels.

In addition, given our relationship with Navios Holdings (and/or its affiliates), we cannot give any assurance that an adverse finding against them by a governmental or legal authority or others, with respect to sanction matters or any future matter related to regulatory compliance by Navios Holdings (and/or its affiliates) will not have a material adverse impact on our business, reputation or the market price or trading of our common stock.

If any of the risks described herein materializes, it could have a material adverse impact on our business and results of operations.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Partnership. B. Business Overview - Economic Sanctions and Compliance”

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

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

Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies impose potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

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

Table of Contents	28

The operation of drybulk carriers has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, certain drybulk cargoes are often heavy, dense, easily shifted, and may react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to harsh treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels' holds. For example, if a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. Damage and loss could also arise as a consequence of a failure in the services required to support the industry, for example, due to inadequate dredging. We have procedures and policies in place to ameliorate these risks, including a robust inspection system.

In addition, increased operational risks arise as a consequence of the complex nature of the crude oil, product and chemical tanker industry, the nature of services required to support the industry, including maintenance and repair services, and the mechanical complexity of the tankers themselves. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil transported in tankers. Damage and loss could also arise as a consequence of a failure in the services required to support the industry, for example, due to inadequate dredging. Inherent risks also arise due to the nature of the product transported by our vessels. Any damage to, or accident involving, our vessels while carrying crude oil could give rise to environmental damage or lead to other adverse consequences. Each of these inherent risks may also result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships, delay or rerouting.

Similarly, the operation of containerships has certain unique risks. Containerized cargoes, which can be high value manufactured goods, dangerous cargoes or smaller quantity commodities, are sealed and locked in containers at the factory or port of origin. Some dangerous cargoes are either mis-declared or not declared at all posing a risk to the ship and other containerized cargo. Certain containerized cargoes are often loaded above the weather deck of a containership and although lashed in place in those above deck stacks, are subject to storms and heavy weather which may cause a container or group of containers to damage the containership if they fall or get thrown overboard. In additional the cargo in each container can be improperly stowed causing the cargo to shift or to self ignite or explode, which may damage the vessel. Certain containers are built with refrigeration units which are powered by electrical generators onboard the containership. Should those refrigeration units fail, they could cause damage to the containership due to fires caused by electrical faults or by raising the temperature of a cargo that needed to be kept below a certain threshold. Other cargo can be carried uncontainerized in so-called “flat racks” generally above the weather deck, which can pose a risk to the vessel or other cargo in a storm or if improperly stowed on the flat rack. Any loss of cargo, which may be covered by insurance, does expose the shipowner to potential monetary and reputational costs. Damage and loss could also arise as a consequence of a collision or grounding or a failure in the services required to support the industry, for example, due to inadequate dredging or icing in the harbors. We have procedures and policies in place to ameliorate these risks, including a robust inspection system during each cargo operation.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up environmental damage could substantially lower our revenues by taking vessels out of operation permanently or for periods of time. Furthermore, the involvement of our vessels in a disaster or delays in delivery, damage or the loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. Our vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.

Some of these inherent risks could result in significant damage, such as marine disaster or environmental incidents, and any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert attention from management of our business. Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Other areas where piracy has affected shipping include the Indian Ocean, the Strait of Malacca, the Arabian Sea, and the Mozambique Channel.

Acts of piracy are a material risk to the shipping industry. Our vessels regularly travel through regions where pirates are active. In January 2014, the Nave Atropos, a vessel currently owned by us, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also currently owned by us, came under attack from pirate action groups on her way out from her loading terminal about 50 nautical miles off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. In December 2019, the Nave Constellation was boarded by armed pirates whilst sailing from Bonny, Nigeria. 19 crewmembers were taken as hostages and were released after 18 days of captivity. Piracy attacks have resulted in certain regions being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas.

Table of Contents	29

Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us, our results of operations, financial condition and ability to pay dividends. In addition, detention hijacking as a result of an act of piracy against our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgages, suppliers of goods and services to a vessel, shippers or receivers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

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

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel has been built and maintained, is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS (as defined below). Our owned fleet is currently classed by American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNVGL, and Lloyd's Register.

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

If vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull and machinery insurance and/or protection and indemnity insurance, which would result in a breach of relevant covenants under our financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Table of Contents	30

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

Disruptions in global financial markets, terrorist attacks, regional armed conflicts, general political unrest, economic crisis, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

The global economy remains relatively weak, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, the threat of future terrorist attacks, the continuing refugee crisis in the European Union, the war in and the general political unrest in Ukraine, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, political tension, continuing concerns related to Brexit, concerns regarding epidemics and pandemics, including the ongoing effects of COVID-19, and other viral outbreaks or conflicts in the Asia Pacific Region have all led to increased volatility in global credit and equity markets and continue to cause uncertainty and volatility in the world financial markets, which may in turn affect our business, results of operations and financial conditions.

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

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future, if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Table of Contents	31

Our financial and operating performance may be adversely affected by the COVID-19 pandemic.

Our business could be materially and adversely affected by the ongoing COVID-19 pandemic. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, global demand for goods shipped in containerships, tankers and dry bulk vessels as well as the price of international freights and hires. If the effects of the coronavirus persist, we may be unable to charter our vessels at the rates or for the length of time we currently expect. The effects of the coronavirus remain uncertain, and should customers be under financial pressure this could negatively affect our charterers' willingness to perform their obligations under our time charters. The loss or termination of any of our time charters or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders and repurchases of common units.

In addition, certain countries have introduced travel restrictions and adopted certain hygiene measures, including quarantining. European countries and the United States have previously adopted stringent measures to contain the spread of the virus. Any prolonged measure, or the reimplementation of previously lifted measures, may affect our normal operations and those of our Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards and, of administrative personnel in their offices, which could exceed previously calculated repair periods, causing our vessels to remain off-hire for longer periods than planned. We may face increased costs operating our vessels due to travel restrictions and quarantine requirements, which can among other issues delay crew changes or which may cause us to incur off hire to effect such changes. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 related disruptions may lead to the termination of charters leaving our vessels without employment. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our vessels generally. Furthermore, the global recession caused by the pandemic could be prolonged and could also severely affect financing institutions. If any such impact on the financial system is not addressed, we may find it difficult to finance loans that are maturing or to obtain financing for new projects, thus materially affecting our financial position.

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

Table of Contents	32

We may be unable to obtain additional financing and our debt levels may limit our ability to do so and pursue other business opportunities, and our interest rates under our credit facilities may fluctuate and may impact our operations.

As of December 31, 2021, the total borrowings amounted to $1,374.4 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

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

As LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

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

Table of Contents	33

The publication of LIBOR is expected to be discontinued in mid-2023. The U.S. banking agencies issued guidance instructing banks to cease entering into new contracts referencing LIBOR no later than December 31, 2021, with certain exceptions. The Federal Reserve Bank of New York now publishes the Secured Overnight Financing Rate based on overnight U.S. Treasury repurchase agreement transactions, which has been recommended as the alternative to U.S. dollar LIBOR by the Alternative Reference Rates Committee convened by the Federal Reserve and the Federal Reserve Bank of New York. Accordingly, the method and rate used to calculate our interest rates and/or payments on our floating-rate debt in the future may result in interest rates and/or payments that are higher than, or that do not otherwise correlate over time with, the interest rates and/or payments that would have been applicable to our obligations if LIBOR was available in its current form, which could have a material adverse effect on our financial position, results of operations and liquidity.

Our credit facilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

As of December 31, 2021, the outstanding loan balance under Navios Partners' borrowings, net of deferred finance costs, was $1,361.7 million.

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

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $0.5 million per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30.0 million to $135.0 million.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

In addition, our credit facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under our credit facilities include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;
•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
•	default under other indebtedness;
•	an event of insolvency or bankruptcy;
•	material adverse change in the financial position or prospects of us or our general partner;
•	failure of any representation or warranty to be materially correct; and
•	failure of Navios Holdings , Angeliki Frangou, or their affiliates (as defined in the credit facilities agreements) to own at least 5% of us.

Table of Contents	34

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

Table of Contents	35

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;
•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;
•	our making of distributions;
•	mergers and strategic alliances in the shipping industry;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	shortfalls in our operating results from levels forecasted by securities analysts;
•	announcements concerning us or our competitors;
•	general economic conditions, including the impact of the COVID-19 pandemic and the Russian/Ukrainian conflict;
•	terrorist acts;
•	future sales of our common units or other securities;
•	investors' perceptions of us and the international container shipping industry;
•	the general state of the securities markets; and
•	other developments affecting us, our industry or our competitors.

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

In order to raise additional capital, we may in the future offer additional common units or other securities convertible into or exchangeable for our common units, including convertible debt. We have in the past entered into Continuous Offering Program Sales Agreement and performed equity raises. Whether we choose to effect future sales under continuous offering programs or through secondary offerings, will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital.

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

Table of Contents	36

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

Navios Holdings and their affiliates may compete with us.

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

Table of Contents	37

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

We depend on the Managers to assist us in operating and expanding our business.

Pursuant to the Management Agreements between Navios Partners and the Manager, Navios Containers and the Manager, and Navios Acquisition and the Tankers Manager, the Managers provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides us administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Managers' satisfactory performance of these services. Our business will be harmed if the Managers fails to perform these services satisfactorily, if the Managers cancel either of these agreements, or if the Managers stop providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on the Managers and their reputation and relationships in the shipping industry. If the Managers suffers material damage to its reputation or relationships, it may harm our ability to:

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

We believe that our success depends on the continued contributions of the members of our senior management team, including our Chairwoman and Chief Executive Officer. The loss of the services of our Chairwoman and Chief Executive Officer or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

The Managers may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased costs for its employees and crew and other vessel operating costs.

Our success will depend in part on the Managers' ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Table of Contents	38

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state which is calculated on the basis of the relevant vessels' tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes if either (1) at least 75.0% of its gross income for any taxable year consists of certain types of “passive income”, or (2) at least 50.0% of the average value of the entity's assets produce or are held for the production of those types of “passive income”. Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for any taxable year, and we do not believe that we will be a PFIC for 2021 and subsequent taxable years. For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2021 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

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

Table of Contents	39

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2021 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption, including the delisting of our securities from quotation on the NYSE and thereby make us subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “Risks Relating to Our Units-The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Although we believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2021, or at any time during 2021, tax rules enacted by the 2017 Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of the equity interests of Navios Partners for purposes of determining whether Navios Partners is a CFC. If, in the future, U.S. holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Partners own in the aggregate more than 50% of the equity of Navios Partners (by vote or value), in each case, directly, indirectly or constructively, Navios Partners would become a CFC.

U.S. holders who at all times own less than 10% of our equity should not be affected. However, if we were to become a CFC, any U.S. holder owning 10% or more (by vote or value), directly, indirectly, or constructively (but not through downward attribution), of our equity could be subject to U.S. federal income tax in respect of a portion of our earnings. Any U.S. holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly or constructively, of the equity of Navios Partners should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Partners being treated as a CFC (see “Material U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation U.S. Holders - Controlled Foreign Corporation).

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

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in one or more non-U.S. countries including Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the Management Agreements we entered into with the Managers and the Administrative Services Agreement we entered into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country's taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Table of Contents	40

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

Table of Contents	41

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

As of April 1, 2022, Navios Holdings directly owned 3,183,199 common units, which represented a 10.3% ownership interest in Navios Parnters. As of April 1, 2022, our general partner owned all 622,555 outstanding general partner units, which represented a 2.0% ownership interest in us based on all outstanding common units and general partner units.

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

•	The vote of the holders of at least 66 2/3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns approximately 10.5% of the total number of outstanding common units.
•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.
•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.
•	A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unitholders may be removed from our board of directors at any time with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner or director liable for actual fraud or willful or wanton misconduct in its capacity as our general partner or as a member of the board of directors, as the case may be. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner or as a member of the Board of Directors, as the case may be.
•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.
•	Unitholders' voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.
•	We have substantial latitude in issuing equity securities without unitholder approval.

Table of Contents	42

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

Navios Holdings is our main unitholder owning an approximate 10.5% of the total number of outstanding common units. In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in the Company to N Shipmanagement Acquisition Corp. and related entities, affiliated with the Company's Chairwoman and Chief Executive Officer. Our general partner owns all of our general partner units representing a 2.0% ownership interest in us based on all outstanding common units and general partner units. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unitholders or deprive unitholders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unitholders may in some cases conflict with our unitholders. The Manager owns 3.7% of the total number of outstanding common units. The interests of Navios Holdings and of our general partner and its affiliates, including the Manager, may be different from your interests. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner to pursue, in the operation of their businesses, a business strategy that favors us;
•	our general partner and our directors have limited liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while the remedies available to our unitholders are also restricted, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;
•	either or both of our general partner and our board of directors are involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;
•	our general partner is authorized to cause us to borrow funds in order to permit the payment of cash distributions;
Table of Contents	43

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;
•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and
•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

Although a majority of our directors will be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors.

Our officers face conflicts of interest and conflicts in the allocation of their time to our business.

Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings. Our Chief Executive Officer is also the Chief Executive Officer of Navios Holdings. Navios Holdings conducts substantial businesses and activities of their own. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Holdings and their respective affiliates. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to Navios Holdings and their affiliates. As such these individuals have fiduciary duties to Navios Holdings which may cause them to pursue business strategies that disproportionately benefit Navios Holdings or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Holdings, on the one hand, and us and our unitholders on the other hand. Certain our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Holdings and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Fees and cost reimbursements, which the Managers determine for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Managers. We pay the Managers, a commercial and technical management fee under the Management Agreements, as well as an administrative services fee under the Administrative Services Agreement.

Pursuant to the Management Agreements, the Managers provide commercial and technical management services to our vessels until January 1, 2025, when the Management Agreements are currently set to expire.

In addition, the Manager will provide us with administrative services, pursuant to the Administrative Services Agreement also expiring on January 1, 2025, and we will reimburse the Manager for all costs and expenses reasonably incurred by them in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability.

If we desire to terminate either of these agreements before its scheduled expiration, we must pay a termination fee to the Managers as set forth in the Management Agreements. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay cash distributions and repurchases of common units to be materially and adversely affected.

For detailed information on the amount of vessel operating expenses owed under the Management Agreements, please see the section entitled, “Item 5. Operating and Financial Review and Prospects - A. Operating results – Vessel operating expenses”.

Item 4. Information on the Partnership

A. History and Development of the Partnership

Navios Partners is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands as a limited partnership, under the Marshall Islands Limited Partnership Act.

Olympos Maritime Ltd. is Navios Partners' general partner (the “General Partner”) and currently owns all the general partner units representing an approximately 2.0% ownership interest in Navios Partners based on all outstanding units and general partner units.

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including iron ore, oil, coal, grain and fertilizer and also containers, chartering its vessels generally under medium to long-term charters. The operations of Navios Partners are managed by the Managers from their offices in Greece, Singapore and Monaco.

The principal executive offices of Navios Partners are located at c/o Navios Maritime Partners L.P., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140.

Table of Contents	44

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The address of the Company’s internet site is https://www.navios-mlp.com. Information contained on this website does not constitute part of this report.

Navios Containers Merger

On March 31, 2021, Navios Partners completed the merger (the “NMCI Merger”) contemplated by the Agreement and Plan of Merger (the “NMCI Merger Agreement”), dated as of December 31, 2020, by and among Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC, Navios Containers’ general partner at the time. Pursuant to the NMCI Merger Agreement, Merger Sub merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership. As a result of the NMCI Merger, Navios Containers became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. Following the exercise of the optional second merger (“Second Merger”), Navios Containers merged with and into Navios Maritime Containers Sub LP, with Navios Maritime Containers Sub LP continuing as the surviving partnership, and Migen Shipmanagement Ltd, a wholly owned subsidiary of Navios Partners, became Navios Containers’ General Partner. Upon completion of the NMCI Merger on March 31, 2021, beginning from April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ Consolidated Statements of Operations.

Navios Acquisition Merger

On August 25, 2021 (date of obtaining control), Navios Partners purchased 44,117,647 newly issued shares of Navios Acquisition, thereby acquiring a controlling interest of 62.4% in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021.

On October 15, 2021, Navios Partners completed the merger with Navios Acquisition (the “NNA Merger” and together with the NMCI Merger, the “Mergers”) and as a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

Financing Arrangements

On March 28, 2022, Navios Partners entered into a new credit facility with a commercial bank for a total amount of up to $55.0 million in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. The credit facility matures in March 2027 and bears interest at daily cumulative or non-cumulative compounded RFR rate (as defined in the loan agreement) plus 2.25% per annum. On March 31, 2022, the entire amount was drawn under this loan.

Please read “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Credit Facilities – Financial Liabilities” for a full description of the financing arrangements of the Company as of December 31, 2021.

Distributions

In January 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2021 of $0.05 per unit. The distribution was paid on February 11, 2022 to all unitholders of common units and general partner units of record as of February 9, 2022. The aggregate amount of the declared distribution was $1.5 million.

Table of Contents	45

Equity Offerings and Issuances

On May 21, 2021, Navios Partners entered into a new Continuous Offering Program Sales Agreement (“$110.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $110.0 million. As of April 1, 2022, since the commencement of the $110.0m Sales Agreement, Navios Partners has issued 3,963,249 units and received net proceeds of $103.7 million. No additional sales will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 80,883 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were approximately $2.2 million.

On April 9, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$75.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $75.0 million. As of April 1, 2022, since the commencement of the $75.0m Sales Agreement, Navios Partners has issued 2,437,624 units and received net proceeds of $73.1 million. No additional sales will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were approximately $1.5 million.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25.0 million. An amended Sales Agreement was entered into on August 3, 2020. As of April 1, 2022, since the commencement of sales pursuant to the amended Sales Agreement, Navios Partners has issued 1,286,857 units and received net proceeds of $23.9 million. No additional sales will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 26,265 general partnership units to its general partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were $0.5 million.

Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. As a result of the NMCI Merger, 8,133,452 common units of Navios Partners were issued to former public unitholders of Navios Containers. Pursuant to the issuance of the common units, Navios Partners issued 165,989 general partner units, resulting in net proceeds of $3.9 million (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to our consolidated financial statements, included elsewhere in this Annual Report).

Pursuant to the terms of the NNA merger agreement, each outstanding common unit of Navios Containers that was held by a stockholder other than Navios Partners, was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition. Pursuant to the issuance of the common units, Navios Partners issued 69,147 general partner units, resulting in net proceeds of $1.9 million (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to our consolidated financial statements, included elsewhere in this Annual Report).

Acquisitions and Sales of Vessels

Acquisitions of Vessels

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62.8 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the first and the second half of 2024. Navios Partners agreed to pay in total $25.1 million in four installments for each vessel and the remaining amount of $37.7 million plus extras for each vessel will be paid upon delivery of the vessel. The closing of the transaction of the two optional containerships is subject to completion of customary documentation.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount of $43.1 million for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of $6.2 million, or $12.3 million accumulated for the two vessels, was paid.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount of $43.1 million for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6.2 million, or $24.6 million accumulated for the four vessels, was paid.

On June 30, 2021, Navios Partners agreed to acquire a newbuilding Panamax vessel, from an unrelated third party, for a purchase price of $34.3 million. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners agreed to pay in total $34.3 million, of which $3.4 million was paid in July 2021 and the remaining amount of $30.9 million will be paid in 2022 and first half of 2023. In January 2022, Navios Partners declared its option to purchase the vessel. Pursuant to a novation agreement dated January 28, 2022, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in the vessel, under a ten-year bareboat contract, from an unrelated third party.

In June 2021, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $12.0 million, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $6.0 million was paid in September 2021 and the remaining amount of $6.0 million will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the second half of 2022. In September 2021, Navios Partners declared its option to purchase the vessel.

Table of Contents	46

Pursuant to a novation agreement dated December 20, 2021, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the second half of 2022. Navios Partners agreed to pay in total $6.3 million, of which $3.2 million was paid in April 2021 and the remaining amount will be paid during the first quarter of 2022. In December 2021, Navios Partners declared its option to purchase the vessel.

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3.5 million, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $1.8 million was paid in August 2021 and the remaining amount will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the options to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10.5 million, representing a deposit for the options to acquire the vessels after the end of the fourth year, of which $5.3 million was paid in August 2021 and the remaining amount will be paid upon the delivery of the vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022 and the first half of 2023.

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30.0 million.

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58.0 million.

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28.6 million (including $0.1 million capitalized expenses).

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $39.3 million (including $0.1 million capitalized expenses).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55.5 million.

Upon acquisition of the majority of outstanding stock of Navios Acquisition and the completion of the NMCI Merger, the fleets of Navios Acquisition and Navios Containers were included in Navios Partners’ owned fleet.

Sales of Vessels

In February 2022, Navios Partners agreed to sell the Navios Utmost and the Navios Unite, two 2006-built Containerships of 8,204 TEU each, to an unrelated third party for an aggregate sales price of $220.0 million. The sale is expected to be completed during the second half of 2022 and the gain on sale of vessels is expected to be approximately $144.3 million.

On October 29, 2021, Navios Partners sold the Navios Altair I, a 2006-built Panamax vessel of 74,475 dwt, to an unrelated third party for a net sales price of $13.5 million.

On August 16, 2021, Navios Partners sold the Harmony N, a 2006-built Containership of 2,824 TEU, to an unrelated third party for a net sales price of $28.4 million.

On August 13, 2021, Navios Partners sold the Navios Azalea, a 2005-built Panamax vessel of 74,759 dwt, to an unrelated third party for a net sales price of $12.6 million.

On July 31, 2021, Navios Partners sold the Navios Dedication, a 2008-built Containership of 4,250 TEU, to an unrelated third party for a net sales price of $33.9 million.

On March 25, 2021, the Company sold the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sales price of $8.2 million.

On February 10, 2021, the Company sold the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sales price of $8.9 million.

On January 28, 2021, the Company sold the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sales price of $11.1 million.

On January 13, 2021, the Company sold the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sales price of $4.6 million.

Table of Contents	47

B. Business Overview

Introduction

We are an international owner and operator of dry cargo and tanker vessels formed by Navios Holdings (NYSE: NM). Our vessels are generally chartered-out under short-term, medium and long-term time charters with an average remaining charter duration of approximately 1.8 years to a strong group of counterparties, including Cargill International S.A., Singapore Marine Pte Ltd., Hapag Lloyd, Zim, HMM, Cosco, Maersk, Chevron, Vitol, Aramco and Shell.

Our Fleet

Navios Partners’ fleet consists of 26 Panamax vessels, 24 Capesize vessels, four Ultra-Handymax vessels, 47 Containerships and 45 Tankers, including three newbuilding Capesize bareboat charter-in vessels expected to be delivered by the second half of 2022, two newbuilding Capesize bareboat charter-in vessels expected to be delivered by the first half of 2023, two newbuilding Panamax vessels expected to be delivered by the second half of 2022 and first half of 2023, one newbuilding VLCC bareboat charter-in vessel expected to be delivered by the second half of 2022, ten newbuilding Containerships expected to be delivered by the second half of 2023 and in 2024 and two Containerships agreed to be sold and expected to be delivered in the second half of 2022.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil, refined petroleum products and/or bulk liquid chemicals. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

The following table provides summary information about our fleet as of Apri 1, 2022:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios La Paix	Ultra-Handymax	2014	61,485	—	111% average BSI 58 10TC	April 2023
Navios Christine B	Ultra-Handymax	2009	58,058	$32,725	No	June 2022
Navios Amaryllis	Ultra-Handymax	2008	58,735	—	—	Spot
Serenitas N	Ultra-Handymax	2011	56,644	—	99.0% average BSI 58 10TC	July 2023
Navios Hyperion	Panamax	2004	75,707	$23,275	No	May 2022
Navios Alegria	Panamax	2004	76,466	—	99.5% average BPI 4TC	May 2022
Navios Orbiter	Panamax	2004	76,602	$17,813	No	May 2022
Navios Helios	Panamax	2005	77,075	—	100.0% average BPI 4TC	October 2022
Navios Sun	Panamax	2005	76,619	—	100.0% average BPI 4TC	January 2023
Navios Hope	Panamax	2005	75,397	—	100% average BPI 4TC	March 2023
Navios Sagittarius(5)	Panamax	2006	75,756	$28,500	No	August 2022
Navios Harmony	Panamax	2006	82,790	$28,500	No	July 2022
Navios Prosperity I	Panamax	2007	75,527	$33,250	No	April 2022
Navios Libertas	Panamax	2007	75,511	$16,625	No	April 2022
Navios Symmetry	Panamax	2006	74,381	$11,804	No	April 2022
Navios Apollon I	Panamax	2005	87,052	—	105.0% average BPI 4TC	November 2022
Navios Sphera	Panamax	2016	84,872	—	108.0% average BPI 82	February 2023
Navios Camelia	Panamax	2009	75,162	$20,900	No	May 2022
Navios Anthos	Panamax	2004	75,798	$19,855	No	April 2022
Copernicus N	Panamax	2010	93,062	—	108.0% average BPI 4TC	August 2022
Unity N	Panamax	2011	79,642	—	100.0% average BPI 4TC	May 2022
Odysseus N	Panamax	2011	79,642	$28,500	No	May 2022
Navios Victory	Panamax	2014	77,095	—	112.0% average BPI 4TC	April 2022
				$12,513	No	June 2022
Navios Avior	Panamax	2012	81,335	$19,475	No	April 2022
Navios Centaurus	Panamax	2012	81,472	$32,300	No	April 2022
Navios Beaufiks(6)	Capesize	2004	180,310	$22,563	No	September 2023
Navios Symphony	Capesize	2010	178,132	—	97.0% average BCI 5TC	December 2022
Navios Fantastiks(7)	Capesize	2005	180,265	$21,650	No	March 2023
Navios Aurora II	Capesize	2009	169,031	—	95.25% average BCI 5TC	May 2022
Navios Pollux(7)	Capesize	2009	180,727	—	100.0% of pool earnings	June 2022
Navios Sol(8)	Capesize	2009	180,274	$33,400	No	September 2022
				—	110.0% average BCI 5TC	March 2023
Navios Fulvia	Capesize	2010	179,263	—	100.0% average BCI 5TC	January 2023
Navios Buena Ventura	Capesize	2010	179,259	—	100.5% average BCI 5TC	March 2023
Navios Melodia	Capesize	2010	179,132	$29,356	Profit sharing 50.0% above $37,500/day based on Baltic Exchange Capesize TC Average	April 2022
Navios Luz	Capesize	2010	179,144	—	102.0% average BCI 5TC	May 2023
Navios Ace(9)	Capesize	2011	179,016	—	107.25% average BCI 5TC	February 2023
Navios Aster	Capesize	2010	179,314	$27,731	No	February 2023
Navios Joy	Capesize	2013	181,389	Freight Voyage	No	August 2022
Navios Gem	Capesize	2014	181,336	$17,623	No	April 2022
				$28,500	No	January 2023
Navios Mars	Capesize	2016	181,259	—	126.0% average BCI 5TC	October 2023
Navios Koyo	Capesize	2011	181,415	—	111.0% average BCI 5TC	March 2023
Navios Ray(10)	Capesize	2012	179,515	—	102.0% average BCI 5TC	January 2023
Navios Bonavis(7)	Capesize	2009	180,022	—	101.5% average BCI 5TC	March 2023
Navios Azimuth	Capesize	2011	179,169	—	100.0% average BCI 5TC	January 2023

Table of Contents	48

Owned Containerships	Type	Built	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Spectrum N	Containership	2009	2,546	$15,800	No	May 2022
				$36,538	No	March 2025
Protostar N	Containership	2007	2,741	$17,775	No	July 2022
				$46,556	No	October 2025
Fleur N	Containership	2012	2,782	$19,750	No	March 2024
Ete N	Containership	2012	2,782	$19,750	No	February 2024
Navios Summer(11)	Containership	2006	3,450	$16,960	No	May 2022
				$45,480	No	May 2023
				$39,795	No	May 2024
				$30,320	No	May 2025
				$20,845	No	May 2026
				$34,110	No	September 2026
Matson Oahu(11)	Containership	2006	3,450	$22,713	No	May 2023
Navios Spring(11)	Containership	2007	3,450	$10,326	No	April 2022
				$58,500	No	May 2025
Navios Vermilion(11)	Containership	2007	4,250	$54,313	No	December 2022
				$45,425	No	December 2023
				$23,972	No	November 2024
				$41,722	No	December 2024
Navios Indigo(11)	Containership	2007	4,250	$22,713	No	April 2022
				$63,375	No	April 2023
				$43,875	No	April 2024
				$34,125	No	April 2025
				$24,375	No	April 2026
				$41,438	No	August 2026
Matson Lanai (ex Navios Amaranth)(11)	Containership	2007	4,250	$55,794	No	July 2025
Navios Amarillo(11)	Containership	2007	4,250	$20,845	No	January 2023
				$92,381	No	January 2024
				$63,956	No	January 2025
				$28,425	No	January 2026
				$9,475	No	January 2028
Navios Verde(11)	Containership	2007	4,250	$20,845	No	June 2023
Navios Azure(11)	Containership	2007	4,250	$22,678	No	October 2022

Table of Contents	49

Owned Containerships	Type	Built	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Domino(11)	Containership	2008	4,250	$24,934	No	June 2023
Navios Delight(11)	Containership	2008	4,250	$45,425	No	January 2024
Navios Destiny(11)	Containership	2009	4,250	$54,313	No	November 2022
				$45,425	No	November 2023
				$23,972	No	October 2024
				$41,722	No	November 2024
Navios Devotion(11)	Containership	2009	4,250	$63,375	No	March 2023
				$43,875	No	March 2024
				$34,125	No	March 2025
				$24,375	No	March 2026
				$41,438	No	July 2026
Navios Lapis	Containership	2009	4,250	$31,353	No	May 2023
Navios Tempo	Containership	2009	4,250	$44,438	No	September 2025
Navios Dorado	Containership	2010	4,250	$21,676	No	June 2023
Navios Felicitas	Containership	2010	4,360	$63,375	No	January 2023
				$43,875	No	January 2024
				$34,125	No	January 2025
				$24,375	No	January 2026
				$41,438	No	May 2026
Bahamas	Containership	2010	4,360	$22,219	No	December 2022
				$60,000	No	May 2025
Bermuda	Containership	2010	4,360	$61,114	No	March 2023
				$42,164	No	March 2024
				$32,689	No	March 2025
				$23,214	No	March 2026
				$39,795	No	July 2026
Navios Miami	Containership	2009	4,563	$54,313	No	November 2022
				$45,425	No	November 2023
				$23,972	No	October 2024
				$41,722	No	November 2024
Navios Magnolia	Containership	2008	4,730	$54,313	No	November 2022
				$45,425	No	November 2023
				$23,972	No	October 2024
				$41,722	No	November 2024
Navios Jasmine	Containership	2008	4,730	$21,825	No	December 2022
				$60,000	No	April 2025
Navios Chrysalis	Containership	2008	4,730	$30,083	No	July 2023
Navios Nerine	Containership	2008	4,730	$54,313	No	October 2022
				$45,425	No	October 2023
				$23,972	No	September 2024
				$41,722	No	October 2024
Hyundai Hongkong(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Singapore(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Tokyo(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Shanghai(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Busan(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Navios Utmost(12)(35)	Containership	2006	8,204	$21,656	No	September 2022
Navios Unite(12)(35)	Containership	2006	8,204	$27,840	No	September 2022
Navios Unison(13)	Containership	2010	10,000	$26,276	No	June 2026
Navios Constellation(13)	Containership	2011	10,000	$26,276	No	June 2026

Table of Contents	50

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Sharing Arrangements	Expiration Date(3)
Nave Cosmos(14)	Chemical Tanker	2010	25,130	Floating Rate	No	June 2022
Nave Polaris(14)	Chemical Tanker	2011	25,145	Floating Rate	No	June 2022
Perseus N(15)(37)	MR1 Product Tanker	2009	36,264	$11,356	No	May 2022
Star N	MR1 Product Tanker	2009	37,836	$11,603	No	June 2022
Hector N	MR1 Product Tanker	2008	38,402	$12,591	No	June 2022
Nave Dorado(17)	MR2 Product Tanker	2005	47,999	$6,419	Yes	July 2022
Nave Aquila	MR2 Product Tanker	2012	49,991	$12,838	No	April 2022
				$15,208	No	September 2022
Nave Atria(18)	MR2 Product Tanker	2012	49,992	$13,948	No	May 2023
Nave Capella(20)(13)	MR2 Product Tanker	2013	49,995	$12,898	No	July 2022
Nave Alderamin(20)(13)	MR2 Product Tanker	2013	49,998	$12,898	No	May 2022
Nave Pyxis(19)(36)	MR2 Product Tanker	2014	49,998	$14,293	No	July 2022
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$10,665	No	April 2022
				$13,084	No	June 2022
Nave Orion	MR2 Product Tanker	2013	49,999	$12,898	No	June 2022
Nave Titan(16)(13)	MR2 Product Tanker	2013	49,999	$12,657	No	August 2022
Nave Luminosity	MR2 Product Tanker	2014	49,999	$14,813	No	November 2022
Nave Jupiter(22)	MR2 Product Tanker	2014	49,999	$15,504	No	August 2022
Nave Velocity(23)(13)	MR2 Product Tanker	2015	49,999	$15,553	No	October 2024
Nave Sextans(13)	MR2 Product Tanker	2015	49,999	$13,764	No	May 2022
Nave Orbit(24)(37)	MR2 Product Tanker	2009	50,470	$14,418	No	March 2023
Nave Equator(6)	MR2 Product Tanker	2009	50,542	$14,500	No	May 2022
				$13,500	No	October 2022
Bougainville(36)	MR2 Product Tanker	2013	50,626	$13,578	No	August 2022
Nave Equinox(25)(37)	MR2 Product Tanker	2007	50,922	$12,591	No	September 2022
Nave Pulsar(6)	MR2 Product Tanker	2007	50,922	$10,683	No	April 2022
Aurora N(27)	LR1 Product Tanker	2008	63,495	Floating Rate	No	June 2022
Lumen N(27)	LR1 Product Tanker	2008	63,599	Floating Rate	No	June 2022
Nave Cetus(28)(13)	LR1 Product Tanker	2012	74,581	$14,138	No	December 2022
Nave Ariadne(5)(27)	LR1 Product Tanker	2007	74,671	Floating Rate	No	June 2022
Nave Cielo(5)	LR1 Product Tanker	2007	74,671	$12,994	No	May 2022
Nave Rigel(28)	LR1 Product Tanker	2013	74,673	$14,138	No	December 2022
Nave Atropos(36)	LR1 Product Tanker	2013	74,695	$14,813	No	September 2022
Nave Cassiopeia(13)(29)	LR1 Product Tanker	2012	74,711	Floating Rate	No	May 2022
Nave Andromeda(13)(29)	LR1 Product Tanker	2011	75,000	Floating Rate	No	May 2022
Nave Estella(13)(30)	LR1 Product Tanker	2012	75,000	$13,716	No	June 2022
Nave Constellation(34)	VLCC	2010	296,988	Floating Rate	Yes	December 2022
Nave Universe(31)	VLCC	2011	297,066	$17,775	Yes	April 2022
Nave Galactic(31)	VLCC	2009	297,168	$17,775	Yes	June 2022
Nave Spherical(32)	VLCC	2009	297,188	Floating Rate	No	January 2023
Nave Quasar(33)	VLCC	2010	297,376	$16,788	Yes	February 2023
Nave Photon(34)	VLCC	2008	297,395	Floating Rate	Yes	December 2022
Nave Buena Suerte(21)	VLCC	2011	297,491	$47,906	Yes	June 2025
Nave Synergy	VLCC	2010	299,973	$32,588	No	April 2022

Table of Contents	51

Bareboat Chartered-in vessel	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$29,099	—	June 2022
				—	109.75% average BPI 82	June 2024
Navios Amitie	Panamax	2021	82,002	$33,177	—	June 2022
				—	110.0% average BPI 82	January 2024
Navios Star	Panamax	2021	81,994	—	110.0% average BPI 82	February 2024
Nave Electron(21)	VLCC	2021	313,239	$47,906	Yes	July 2026
Baghdad(26)	VLCC	2020	313,433	$27,816	No	September 2030
Erbil(26)	VLCC	2021	313,486	$27,816	No	February 2031

Bareboat Chartered-in vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN I	Capesize	H2 2022	180,000	—	—	—
TBN II	Capesize	H2 2022	180,000	—	—	—
TBN III	Capesize	H2 2022	180,000	—	—	—
TBN VII	Capesize	H1 2023	180,000	—	—	—
TBN V	Capesize	H1 2023	180,000	—	—	—
TBN XIV(38)	VLCC	H2 2022	310,000	Floating Rate	Yes	May 2024

Drybulk Vessels - Panamax to be Delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN IV	Panamax	H2 2022	81,000	—	—	—
TBN VI	Panamax	H1 2023	81,000	—	—	—

Owned Containerships to be Delivered	Type	Delivery Date	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN VIII	Containership	H2 2023	5,300	$42,900	No	September 2024
				$39,000	No	September 2025
				$37,050	No	September 2026
				$35,100	No	September 2027
				$31,200	No	September 2028
				$37,050	No	November 2028
TBN IX	Containership	H2 2023	5,300	$42,900	No	December 2024
				$39,000	No	December 2025
				$37,050	No	December 2026
				$35,100	No	December 2027
				$31,200	No	December 2028
				$37,050	No	February 2029
TBN X	Containership	H1 2024	5,300	$42,900	No	June 2025
				$39,000	No	June 2026
				$37,050	No	June 2027
				$35,100	No	June 2028
				$31,200	No	June 2029
				$37,050	No	August 2029
TBN XI	Containership	H1 2024	5,300	$42,900	No	June 2025
				$39,000	No	June 2026
				$37,050	No	June 2027
				$35,100	No	June 2028
				$31,200	No	June 2029
				$37,050	No	August 2029
TBN XII	Containership	H2 2024	5,300	$42,900	No	September 2025
				$39,000	No	September 2026
				$37,050	No	September 2027
				$35,100	No	September 2028
				$31,200	No	September 2029
				$37,050	No	November 2029
Table of Contents	52

Owned Containerships to be Delivered	Type	Delivery Date	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN XIII	Containership	H2 2024	5,300	$42,900	No	November 2025
				$39,000	No	November 2026
				$37,050	No	November 2027
				$35,100	No	November 2028
				$31,200	No	November 2029
				$37,050	No	January 2030
TBN XV	Containership	H1 2024	5,300	$42,900	No	January 2025
				$39,000	No	January 2026
				$37,050	No	January 2027
				$35,100	No	January 2028
				$31,200	No	January 2029
				$37,050	No	March 2029
TBN XVI	Containership	H1 2024	5,300	$42,900	No	May 2025
				$39,000	No	May 2026
				$37,050	No	May 2027
				$35,100	No	May 2028
				$31,200	No	May 2029
				$37,050	No	July 2029
TBN XVII	Containership	H2 2024	5,300	$37,500	No	April 2030
TBN XVIII	Containership	H2 2024	5,300	$37,500	No	April 2030

(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)	Estimated dates assuming the midpoint or company’s best estimate of the redelivery period by charterers.
(4)	Includes five optional years (owners’ option) starting 2023.
(5)	The vessel is subject to a sale and leaseback transaction for a period of up to three years, at which time we have an obligation to purchase the vessel.
(6)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(7)	The vessel is subject to a sale and leaseback transaction for a period of up to six years, at which time we have an obligation to purchase the vessel.
(8)	The vessel is subject to a sale and leaseback transaction for a period of up to ten years, at which time we have an obligation to purchase the vessel.
(9)	The vessel is subject to a sale and leaseback transaction for a period of up to 11 years, at which time we have an obligation to purchase the vessel.
(10)	The vessel is subject to a sale and leaseback transaction for a period of up to nine years, at which time we have an obligation to purchase the vessel.
(11)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(12)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(13)	The vessel is subject to a sale and leaseback transaction for a period of up to seven years, at which time we have an obligation to purchase the vessel.
(14)	Rate based on Delta-8 pool earnings.
(15)	Charterer’s option to extend the charter for six months at $12,590 net per day.
(16)	Charterer’s option to extend the charter for up to six months at $13,716 net per day.

Table of Contents	53

(17)	Profit sharing arrangement of 100% above $6,419 and 25% above $8,888.
(18)	Charterer’s option to extend the charter for up to 18 months at $14,887 net per day.
(19)	Charterer’s option to extend the charter for up to six months at $15,881 net per day.
(20)	Charterer’s option to extend the charter for up to six months at $13,956 net per day.
(21)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.
(22)	Charterer’s option to extend the charter for an optional year at $16,491 net per day.
(23)	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.
(24)	Charterer’s option to extend the charter for up to 18 months at $15,306 net per day.
(25)	The premium for when the vessel is trading on ice or follow ice breaker is $1,481 per day.
(26)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(27)	Rate based on Penfield pool earnings.
(28)	Charterer’s option to extend the charter for three months at $16,088 net per day.
(29)	Rate based on LR8 pool earnings.
(30)	Charterer’s option to extend the charter for six months at $15,400 net per day.
(31)	Contract provides adjusted BITR TD3C-TCE index with a floor of $17,775, 100% to Navios up to collar $38,759 and 50% thereafter. Charterer’s option to extend for six months at same terms.
(32)	Contract provides 100% of BITR TD3C-TCE index plus $4,875 premium. Charterer’s option to extend for one year at TD3C-TCE index plus $1,463 premium.
(33)	Contract provides 100% of BITR TD3C-TCE index up to $37,031 and 50% thereafter with $16,788 floor.
(34)	Contract provides 100% of BITR TD3C-TCE index up to $17,775 and 50% thereafter with a floor at $2,963 and collar at $29,625
(35)	Vessel agreed to be sold.
(36)	The vessel is subject to a sale and leaseback transaction for a period of up to eight years, at which time we have an obligation to purchase the vessel.
(37)	The vessel is subject to a sale and leaseback transaction for a period of up to four years, at which time we have an obligation to purchase the vessel.
(38)	Bareboat charter based on adjusted TD3C-WS with a floor of $22,572 and collar of $29,700.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•     Stable cash flows. Our acquisitions of Navios Containers and Navios Acquisition built us scale through a larger, diversified asset base that has an increased earnings capacity. The combinations also enhance our credit profile by increasing cash flow to support our growth and deleveraging initiatives. We opportunistically seek to fix our vessels longer term during market highs and for shorter periods during market low to avail of any market upturn. In addition, we believe that the potential opportunity to purchase additional vessels from Navios Holdings, other affiliates and through the secondary market provides us a pipeline for revenue growth. We believe that our Management Agreements, which have been extended until January 1, 2025, will continue to provide us with predictable expenses and our simplified capital and organizational structure post Mergers will reduce our administrative costs.

•     Strength through Diversification. Our diversified platform provides stable entity-level returns for unitholders despite uneven sector performance

An optimized charter strategy that leads to consistent profitability - Our container fleet is enjoying historically high charter rates. Operating in this backdrop, we have opted to fix our container fleet on long-term charters with almost 100% of our available containership days fixed for 2022. This reduces market and residual risk for these vessels. We manage the credit risk of the long-term charters independently to ensure we are not simply trading one risk for another. In our dry bulk fleet, we benefit from a market where rates are recovering to their historical 20-year averages. We have fixed only 35.0% of our available drybulk fleet days for 2022 and have opted to keep 65.0% of our 2022 available days exposed to market rates to capture any available upside. Our chartering strategy also allows us to fix our drybulk fleet on long-term charters when rates do improve. Within tankers, current charter rates are significantly below their 20-year average levels. We have 54.9% of our 2022 available tanker days fixed, including favorable legacy charters.

Capturing cyclical opportunity that allows for optimal capital allocation - We allocate our capital efficiently. For example, we have made a $1.0 billion investment in 18 newbuilding vessels that will deliver to our fleet through 2024. Of these acquisitions, we used the strength of the container market to acquire ten newbuilding containerships. We hedged our financial investment by entering into long-term, creditworthy charters for these vessels. We also engaged in the routine and continuous management of our fleet age profile in the dry bulk and tanker space. During 2021, seven newbuilding drybulk vessels were acquired at prices below their long-term averages. In addition, in 2020 we exercised an option to acquire one newbuilding VLCC at a price below its long-term average. We also look to opportunistically sell vessels when we can avail of a good return to reallocate capital. For example, we recently capitalized on the strength in containership values by selling two 16-year-old vessels for $220 million.

Table of Contents	54

Countering sectors specific volatility leads to balance sheet strength. Our diversified asset portfolio provides balance sheet stability from the vagaries of specific sectors. While containership values are at their historical highs, dry bulk and tanker vessel values are significantly below their all-time highs. This variation in asset values balances out through our diversified fleet, leaving us with a significant equity value.

•     Strong relationship with our Managers. We believe our relationship with our Managers provides us with numerous benefits that are key to our long-term growth and success. Our Managers’ commercial expertise, reputation within the shipping industry and its network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, industrial end-users, shipyards and shipping companies. We benefit from the Managers’ expertise in technical management, which offers efficient operations and maintenance for our vessels at fixed rates. The Managers’ expertise in fleet management is reflected in their history of low number of off-hire days and in their clean record of no material incidents resulting in pollution or loss of life.

•     Operating visibility through contracted revenues. We believe our existing employment coverage provides us with predictable, contracted revenues and operating visibility. As of April 1, 2022, we had contracts covering 60.1% of available days in 2022.

•     Diversified fleet. Our diversified fleet, which includes Capesize, Panamax, and Ultra Handymax drybulk ships, VLCC, product and chemical tankers and Feeder, baby Panamax to Neo Panamax containerships allows us to serve our customers’ transportation needs for dry and liquid commodities and finished goods. Capesize vessels transport mainly iron ore and coal, to industrial users principally in China. Panamax and Ultra Handymax vessels carry coal and grain and other bulk commodities worldwide. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or the Atlantic basin to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. Feeder containerships operate worldwide on short haul trips moving containers from smaller ports to transshipment hubs where the containers are placed on larger containerships for long haul trips from the Far East to Europe or North America. Baby panamaxes engage in intra ocean trade in the Far East and Indian Subcontinent as well as long haul trades to North America, South America and Africa. Neo Panamax containerships serve long haul routes from the Far East to North America and Europe. We believe that our fleet of vessels servicing the drybulk, tanker and container transportation sectors provides us with a more balanced exposure to the commodities we transport and a diversified platform for revenue generation.

•     High-quality, flexible fleet. Following the Mergers, our fleet consists of 26 Panamax vessels, 24 Capesize vessels, four Ultra-Handymax vessels, 47 Containerships and 45 Tankers, including three newbuilding Capesize bareboat charter-in vessels expected to be delivered by the second half of 2022, two newbuilding Capesize bareboat charter-in vessels expected to be delivered by the first half of 2023, two newbuilding Panamax vessels expected to be delivered by the second half of 2022 and first half of 2023, one newbuilding VLCC bareboat charter-in vessel expected to be delivered by the second half of 2022, ten newbuilding Containerships expected to be delivered by the second half of 2023 and in 2024 and two Containerships agreed to be sold and expected to be delivered in the second half of 2022. Our fleet has an average age of 9.7 years as of April 1, 2022, basis fully delivered fleet, (average age of 9.9 years for drybulk fleet, 10.8 years for containerships fleet and 9.0 years for the tanker fleet), compared to a current industry average age of about 11.1 years for the drybulk fleet, 13.8 years for the containerships fleet and 11.8 years for the tanker fleet (all industry averages as of March 2022). Our large asset base provides us a significant buffer of collateral value.

Table of Contents	55

Business Strategies

Our primary business strategies are the following:

•	Strategically manage sector exposure. We operate a fleet of dry bulk, tanker and containership vessels, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow and renew our fleet, we expect to adjust our relative emphasis among the dry bulk, tanker and containership sectors according to our view of the relative opportunities present in each sector. We believe that having a mixed fleet provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.
•	Pursue stable cash flows through long-term charters for our fleet. We believe that we are a safe, cost-efficient operator of modern and well-maintained drybulk, tanker and containership vessels. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will build us long term customer relationships. Where possible, we will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time contracts, with a greater emphasis on long-term charters paired with profit sharing, when available. We believe a flexible chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while continuing to benefit from the stable cash flows and high utilization rates associated with longer-term time charters. As of April 1, 2022 and pursuant to the Mergers, the vessels in our fleet have an average remaining charter duration of approximately 1.8 years, which we will continuously seek to improve.
•	Actively manage our fleet to maximize return on capital over market cycles. We plan to actively manage the size and composition of our fleet through our vessel purchase and sale activities in an effort to achieve sizeable returns on invested capital. Using Navios Holdings’ global network of relationships and extensive experience in the maritime transportation industry, coupled with our Managers’ shipping and financial expertise, we plan to opportunistically grow and renew our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital. We also intend to engage in opportunistic sales to avail of attractive values available through market cycle.

•      Continue to grow and diversify our fleet of owned and chartered-in vessels. We seek to make strategic acquisitions in drybulk, tanker and containerships sectors as well as other shipping-related sectors to expand our fleet in order to capitalize on the demand for container, drybulk and tanker vessels. We recently expanded our fleet by 45 vessels through the NNA Merger. We have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk, tanker or container vessels with or without charters.

•      Capitalize on our relationship with Navios Holdings and the Managers and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Holdings and the Managers and their established relationships in the marine transportation industry to obtain favorable long-term time charters and attract new customers. We will continue to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

Table of Contents	56

•      Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use the Managers’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

•      Benefit from our Managers’ risk management practices and corporate managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. The Managers actively engage in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. The Managers closely monitor credit exposure to charterers and other counterparties and have established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Partners benefits from these established policies

•      Sustain a competitive cost structure. Pursuant to our Management Agreements with the Managers, the Managers coordinate and oversee the commercial, technical and administrative management of our fleet. We believe that the Managers are able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our Management Agreements with the Managers, vessel operating expenses of our vessels are fixed through December 2025. We believe this provides us with cost visibility.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the year ended December 31, 2021, Singapore Marine represented approximately 14.5% of our total revenues. For the year ended December 31, 2020 HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. For the year ended December 31, 2019, HMM, Swissmarine and Cargill represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 2,299 independent drybulk carrier owners. The world's active drybulk fleet consists of approximately 12,766 vessels, aggregating approximately 950million dwt as of March 1, 2022. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 100 vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Wisdom Marine, Starbulk Carriers, China Development Bank, Pacific Basin Shipping, China Merchants, Fredriksen Group, Oldendorff Carriers and K. Lines. There are about 40 owners known to have fleets of between 37 and 97 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage.

Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness, Swiss Marine and Singapore Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 674 liner operators and independent owners. The world's active containership fleet consists of approximately 5.606 vessels, aggregating approximately 24.8 million TEU as of March 1, 2022. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only eleven companies are known to control fleets of 91 vessels or more: Mediterranean Shipping Co. (MSC), AP Moller, China COSCO Shipping, CMA CGM, Atlas Corp (former Seaspan), Evergreen, Wan Hai Lines, Hapag Lloyd, SITC, PIL and Imabari Shipbuilding. There are about 39 owners known to control fleets of between 31 and 80 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Peter Dohle, Seaspan and others including Navios Partners are tonnage providers.

The tanker shipping market is extensive, diversified, competitive and fragmented, divided among approximately 3,574 oil companies, operators and independent owners. The world's active tanker fleet over 10,000 DWT consists of approximately 7,260 vessels, aggregating approximately 654 million DWT as of March 1, 2022. As a general principle, the smaller the cargo carrying capacity of a tanker, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger oil companies, tanker owners and operators, whose vessels are mainly in the larger sizes, only six companies are known to control fleets of 100 vessels or more: China COSCO Shipping, Mitsui OSK Lines, China Merchants, Scorpio Group, SCF Group and BW Group. There are about 44 owners known to control fleets of between 32 and 91 vessels. However, vessel ownership is not the only determining factor of fleet control. Oil companies, who control the movement of crude oil and petroleum products on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of tankers charter their vessels out for extended periods but do not control the movement of any crude or products. Oil companies or operating companies may, at any given time, control a fleet many times the size of their owned tonnage. Saudi Aramco, Exxon and Chevron are such oil companies; whereas Vitol, Trafigura and others are operators trading crude oil and product cargoes worldwide.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the container, tanker and drybulk sectors. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

Table of Contents	57

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

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. A prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

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

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Table of Contents	58

Management of Ship Operations, Administration and Safety

Pursuant to the Management Agreements with the Managers and the Administrative Services Agreement with the Manager, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;
•	administrative and clerical services;
•	banking and financial services; and
•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessel;
•	vessel maintenance and crewing;
•	purchasing and insurance; and
•	shipyard supervision.

For more information on the Management Agreements and the Administrative Services Agreement, please read “Item 7. – Major Unitholders and Related Party Transactions”.

Crewing

The Managers crew our vessels primarily with Filipino, Ukrainian, Polish, Russian, Indian, Georgian, Romanian and Bulgarian officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Managers by local crewing agencies. The Managers are also responsible for travel and payroll of the crew. The crewing agencies handle each seaman's training. The Managers require that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Table of Contents	59

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible range of $0.5 million for dry bulk vessels, $0.6 million for containers and $0.3 to $0.6 million for tankers for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time.

The deductible under the war risk insurance is $0.03 million for all claims relating to loss caused by piracy or by violent theft by persons from outside an entered ship, whereas the war loss of hire covers a 14 day deductible that applies for loss of time in consequence of damage to the vessel , but no days for loss of time related to piracy, terrorism, barratry and violent theft.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and Indemnity insurance does not automatically cover liabilities that arise from illegal activity by an officer or a crewmember, although coverage may be provided at the discretion of the carrier. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations' rules and members' agreed terms and conditions.

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

Should a member leave or entry cease with any of the associations, at the Club's Managers discretion, they may be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

Table of Contents	60

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

However, in some cases when a vessel is transiting high risk war and/or piracy areas, we arrange war loss of hire insurance to cover up to 270 days of detention/loss of time. When our charterers engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran or Syria, our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

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

Credit Risk Insurance

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) whereby Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. In April 2021, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of December 31, 2021 and 2020, the outstanding claim receivable amounted to $0 and $5.0 million, respectively. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of December 31, 2020.

Regulation

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world's most heavily regulated industries, as it is subject to both governmental regulation and industry standards. The governmental regulation to which we are subject includes local and national laws and regulations, as well as international regulations established by the International Maritime Organization (“IMO”), the United Nations agency governing the maritime sector. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. In the United States and, increasingly, in Europe, the national, state, and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties and other requirements could result in sanctions by regulators, including possible fines, penalties, delays, and detention. Compliance with these categories of regulation also impact the vetting process – non-compliances can result in vetting failures.

The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

Table of Contents	61

International Conventions and Standards

The IMO is the United Nations agency with jurisdiction over maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships; and ship safety and security. The most significant of these are described below.

•	MARPOL

The International Convention for the Prevention of Pollution from Ships or “MARPOL” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes concerning operational pollution by oil, noxious liquid substances (“NLS”), harmful substances, sewage, garbage and air emissions. More specifically, these annexes contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements. Fines and penalties imposed by the Port State or the vessel’s flag State may apply for MARPOL violations, particularly for improper discharges into the air or water.

Under MARPOL Annex I, our ships are required to have an International Oil Pollution Prevention (“IOPP”) Certificate and a Shipboard Oil Pollution Emergency Plan; under Annex IV, an International Sewage Pollution Prevention Certificate; under Annex V, a Garbage Management Plan; and under Annex VI, an International Air Pollution Prevention Certificate issued by their flag States, among other requirements, some of which must be approved by their flag States. Additionally, Annex II separates NLS into three categories (X, Y, and Z), depending upon the seriousness of the hazard presented, and Annex III contains requirements for safe handling of packaged substances that represent a serious risk to the environment, as well as guidelines for identification of harmful substances. For example, any relevant documents, such as the ship’s manifest, must identify the substances carried, if any, aboard our vessels. Certain jurisdictions in which we trade have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas.

Of note, the emissions standards for sulfur oxides (“SOx”) under MARPOL Annex VI were recently amended. As of January 1, 2020, the standard was lowered to 0.5% worldwide (down from the previous level of 3.5%). Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. Thus, the 0.5% sulfur content requirement applies outside the ECAs. Depending on the type of vessel, transitioning to the use of low sulfur fuel as a means of compliance may have required fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only subject to the 2017 amendments described below); the North Sea area including the English Channel (limiting SOx emissions only subject to the 2017 amendments described below); the North American ECA, including most of the U.S. and Canadia coast (limiting SOx, Nitrogen Oxides (“NOx”) and particulate matter emissions); and the U.S. Caribbean ECA, including Puertor Rico and the U.S. Virgin Islands (limiting SOx, NOx and particulates). The IMO adopted in 2017 the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, some jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California adopted the California Ocean-Going Vessel Fuel Regulation, which contains more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, which thus prohibiting the use of exhaust gas cleaning systems.

China has also established local emissions control areas: the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. While the Chinese areas are currently consistent with international standards in terms of requiring a 0.5% sulfur content, certain Chinese local emissions control areas, such as inland waterways, coastal emission control areas and Hainan waters, have a 0.1% sulfur limit in force. Similarly, South Korea has established Port Air Quality Control Zones which cap the sulfur content of fuel at 0.1%. This provision took effect on September 1, 2020. South Korea’s Ministry of Oceans and Fisheries designated South Korea’s port areas in in Busan, Ulsan, Yeosu, Gwangyang, Incheon and Pyeongtaek-Dangjin as emission control areas and as of January 1, 2022, the 0.1 % sulfur limit extends to all vessels from the moment of entering until the moment of exiting the Korean emission control area. In the EU, since 2010, all vessels must changeover to 0.1% sulfur fuel oil when ‘at berth’ in EU and European Economic Area (“EEA”) ports due to EU Directive 2005/33/EC.

Table of Contents	62

In addition, certain jurisdictions may have not adopted all of the MARPOL annexes, and some may have established various national, regional, or local laws and regulations that apply to these areas.

•	Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO's International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of March 18, 2022, the BWM Convention had 88 contracting states, representing 91.20% of world gross tonnage.

As amended, the BWM Convention requires, among other things, ballast water exchange until ballast water treatment systems are required, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey after September 8, 2017 and must comply with IMO discharge standards by the due date for their IOPP Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. Updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications. The United States is not party to the BWM Convention, but has similar, though not identical, requirements. Ships operating in U.S. waters must comply with U.S. ballast water regulations. The next MEPC session in 2022 is expected to produce proposed amendments to the BWM Convention.

•	Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. An owner of a tank vessel carrying a cargo of “persistent oil,” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), is subject to strict liability for any pollution damage caused in a contracting State by an escape or discharge from cargo or bunker tanks. There is a financial limit on this liability, which is calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when it is not carrying such cargo if the spill occurs while it is in ballast. However, certain States have only ratified earlier iterations of the CLC, which have a lower liability limit, restrict the area in which the convention is applicable, and only cover spills from tankers if laden at the time of the spill.

The CLC applies in over 100 jurisdictions around the world. Some countries have ratified an earlier version of the CLC, the “1969 Convention” while others have not ratified any version of the CLC. Further, it is possible that courts in certain States may interpret the CLC to provide fewer protections, which can increase our liability in certain areas of the globe.

For vessel operations not covered by the CLC, including all non-tank vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws.

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by theCLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of March 18, 2022, the Bunker Convention had 102 contracting States, representing 95.08% of the gross tonnage of the world's merchant fleet.

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

Table of Contents	63

Finally, some jurisdictions are not parties to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

•	International Safety Regulations

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

Non-compliance with the ISM Code and regulations contained in other IMO conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports, which can cause delays. For example, the United States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and the EU. Each company's DOC and each vessel's SMC must be periodically renewed, and compliance must be periodically verified.

•	Vessel Security - ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code, which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

Among the various requirements are:

▪	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
▪	On-board installation of ship security alert systems;
▪	Development of Ship Security Plans;
▪	Appointment of a Ship Security Officer and a Company Security Officer; and
▪	Compliance with flag State's security certification requirements.

Applicable U.S. Laws

•	The Act to Prevention Pollution from Ships

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

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. Environmental Protection Agency (“EPA”) under the CWA. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on EPA's Vessel General Permit, a number of states have implemented a variety of stricter ballast water requirements including. The past year has seen a marked increase in enforcement actions by EPA for alleged violations of the Vessel General Permit.

Table of Contents	64

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management method authorized by the U.S. Coast Guard. In the near future, ballast exchange will no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under the Vessel Incidental Discharge Act (“VIDA”) signed into law on December 4, 2018, which is expected to contain similar, though possibly more stringent, requirements. VIDA requires that the new standards be at least as stringent as those currently imposed by the 2013 VGP.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA required the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2020 and the U.S. Coast Guard to issue a final rule implementing the EPA’s standards by December 4, 2022. The EPA narrowly missed the statutory deadline of December 4, 2020 and its standards for discharges were formally published in late 2020. As such, final implementation of VIDA remains essentially on track, which includes the U.S. Coast Guard’s implementation of EPA’s final rule on standards. Implementation of VIDA is expected to create more uniformity in state and federal regulation of incidental vessel discharges and thus is expected to result in a simplification of the current patch-work of federal, state, and local ballast water regulations in the United States. The 2013 VGP will remain in effect until the full implementation of VIDA.

The EPA’s proposed rule under VIDA establishes both general and specific discharge standards. Although VIDA pre-empts sate and local laws, states will have the ability to petition for stricter discharge standards and will have inspection and enforcement authority for the federal standards. The general discharge standards are preventative in nature and apply to all incidental discharges. They are organized into three categories: (1) general operation and maintenance; (2) biofouling management; and (3) oil management. These general standards mandate overall minimization of discharges and prescribe best management practices toward achieving this goal. No training or education requirements are included, as these will be set by the U.S. Coast Guard in its rulemaking once EPA’s standards are finalized. EPA’s proposal covers 20 incidental discharges from vessels, down from 27 covered by the 2013 VGP. Importantly, EPA did not significantly reduce the number of discharges covered, rather combined several discharges into one, taking a more systematic approach to managing the discharges. Two years after the EPA publishes its final standard, the U.S. Coast Guard is required to finalize corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

•	Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from tank vessels. This regime is set forth in the Oil Pollution Act of 1990, or “OPA.”

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable for all containment and clean-up costs, as well as damages, arising from discharges or substantial threats of discharges, of oil from their vessels unless the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after-the-fact. As such, responsible parties must respond to a spill immediately irrespective of fault.

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on August 13, 2019 to reflect increases in the Consumer Price Index, which resulted in higher liability limits. With this adjustment, OPA currently limits liability of the responsible party for non-tank vessels to $1,200 per gross ton or $997,100, whichever is greater. For double hull tank vessels, other than edible oil tank vessels and oil spill response vessels, the limits of liability depends upon the size of the vessel. The liability amounts are listed as follows: for a tank vessel greater than 3,000 gross tons, other than a single-hull tank vessel, the greater of $2,300 per gross ton or $19,943,400; and for a tank vessel less than or equal to 3,000 gross tons, other than a single-hull tank vessel, the greater of $2,300 per gross ton or $4,985,900. Under OPA, these liability limits do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. The Certificate of Financial Responsibility (“COFR”) program was created by the U.S. Coast Guard to ensure that vessels carrying oil as cargo or fuel in the U.S. waters have the financial ability to pay for removal costs and damages resulting from an oil spill or threat of a spill up to their liability limits, which are based on the gross tonnage of our vessels. These limits are subject to annual increases. It is possible for our liability limits to be exceeded as discussed above, which could expose us to unlimited liability.

Table of Contents	65

A COFR is issued in the name of the company/person financially responsible in the event of a spill or threat of a spill and this is usually the owning company or operator of the vessel. Once they have shown the capability to pay clean-up and damage costs up to the liability limits required by OPA, and a guaranty is issued and then provided to the U.S. Coast Guard, the U.S. Coast Guard will issue a COFR. With a few limited exceptions (not applicable to Navios vessels), vessels greater than 300 gross tons and vessels of any size that are transferring oil or cargoes between vessels or shipping oil in the Exclusive Economic Zone (“EEZ”) are required to comply with the COFR regulations in order to operate in U.S. waters.

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

Trading in the U.S. without a valid COFR may result in the vessel being detained and/or fined or prevented from entering U.S. ports until the COFR is in place, or possible seizure by, and forfeiture to, the United States We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

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

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) contains a liability regime and provides for cleanup, removal and natural resource damages for the release of hazardous substances (other than oil) whether on land or at sea. Under U.S. law, certain petroleum products which may be carried by our fleet are not considered “oil” and thus are hazardous substances regulated by CERCLA. Thus, in some cases, CERCLA could be applicable to potential cargo spills from our vessels rather than OPA.

Under CERCLA, the owner or operator of a vessel from which there is a release or threatened release of a hazardous substance is liable for certain removal costs, other remedial action, damages due to injury of natural resources, and the costs of any required health assessment for releases that expose individuals to hazardous substances. Liability for any vessel that carries any hazardous substance as cargo or residue is limited to the greater of $300 per gross ton or $5 million. For any other vessel, the limitation is the greater of $300 per gross ton or $500,000. Failure to comply with these requirements may result in penalties of up to $58,328 per day.

These liability limits do not apply if the release resulted from willful misconduct or gross negligence within the privity or knowledge of the responsible person, or from a violation of applicable safety, construction, or operating standards or regulations within the privity or knowledge of the responsible person. In addition, the liability limits also do not apply if the responsible person fails to provide all reasonable cooperation and assistance requested by a responsible public official in connection with response activities conducted under the National Contingency Plan.

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

Table of Contents	66

•	State Laws

In the United States, there is always a possibility that state law could be more stringent than federal law. Such is the case with certain state laws concerning marine environmental protection. A few examples include:

▪	California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, thereby prohibiting exhaust gas cleaning systems.
▪	California adopted regulatory amendments that implement the federal ballast water discharge standards for vessels arriving at California ports, establish operational monitoring and recordkeeping requirements for vessels that use a ballast water treatment system to meet ballast water discharge performance standards, and authorize California State Lands Commission staff to collect ballast water and sediment samples for research purposes and compliance assessments. These changes became effective on January 1, 2022.
▪	California also requires the use of shore power or equivalent emissions reductions strategies for vessels at all California ports.
▪	Vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, many U.S. states have unlimited liability and more stringent requirements for financial responsibility and contingency planning.
▪	Most states do not have comprehensive laws relating specifically to the discharge of hazardous substances from vessels into state waters as they do for oil discharges, but many states have general water pollution prevention laws that apply to hazardous substances and other materials and others have broadly written hazardous substance cleanup laws based on CERCLA that would provide a cause of action for discharges of hazardous substances from vessels.
•	Ship Safety and Security Laws

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

Table of Contents	67

•	Regulation of Emissions and Emissions Trading System

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

On 14 July 2021, the European Commission adopted a series of legislative proposals depicting how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in greenhouse gas emissions by 2030. The package proposes to revise several pieces of EU climate legislation, including the EU ETS, Effort Sharing Regulation, transport and land use legislation, setting out in real terms the ways in which the Commission intends to reach EU climate targets under the European Green Deal. If implemented, the proposed legislation would require shipping companies to monitor, report, and verify their emissions, as well as purchase and surrender allowances (i.e., carbon credits).

•	Ship Recycling and Waste Shipment Regulations

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. Commission Implementing Decision (EU) 2021/1211 of July 22, 2021 amending Implementing Decision (EU) 2016/2323 established the European List of ship recycling facilities pursuant to Regulation (EU) No 1257/2013 of the European Parliament which details additional approved EU and non-EU facilities.

As of December 31, 2020, the ESRR will be applicable for vessels of 500 GT and above flying the flag of an EU/EEA member state, or third party-flagged vessels calling at EU ports. Those vessels will be required to carry an Inventory Hazardous Materials certificate onboard.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eight facilities in Turkey, and one facility in the United States, among other European locations, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch shipowner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances in which we sell older ships to cash buyers.

Maritime Decarbonization: Energy Efficiency and Greenhouse Gas Reduction

IMO’s Initial Strategy and Recent Developments

The IMO has an initial strategy and mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector, and recent activity indicates continued interest and regulation in this area in the coming years.

Table of Contents	68

On April 13, 2018, the IMO’s Marine Environment Protection Committee (“MEPC”) 72 adopted resolution MEPC.304(72) on Initial IMO Strategy on reduction of GHG emissions from ships. The initial strategy aims to reduce GHG emissions from shipping by 40% by 2030 when compared to 2008 levels. No international regulations have been implemented to achieve such a reduction.

The IMO’s initial strategy targeted both reducing gross output and efficiency. In order to reduce emissions and increase shipboard efficiency, the IMO is coordinating ways to measure these approaches. This will be done in two ways. First, the technical aspects and design of vessels will be regulated by the new Energy Efficiency Existing Ships Index (“EEXI”) for existing ships. EEXI regulations exist for an “Attained EEXI” to be calculated for each ship, and a “Required EEXI” for specified ship types. Second, the operational aspect will be accomplished by way of the new Carbon Intensity Indicators (“CII”) index, which categorizes every ship’s operational efficiency based upon Data Collection Service information. Aspects of a vessel’s CII will need to be documented under the existing framework of the Ship Energy Efficiency Management Plan (“SEEMP”). On or before January 1, 2023, ships of 5,000 GT and above will need to revise their SEEMP.

In June 2021, MEPC 76 developed various short-term (2018–2023), medium-term (2023–2030), and long-term (2030–2050) measures. It approved a three-phase work plan aimed at supporting the Initial IMO Strategy on Reduction of GHG from Ships and its program of follow-up actions: Phase I – Collation and initial consideration of proposals for measures (Time period: Spring 2021 to Spring 2022); Phase II – Assessment and selection of measures to further develop (Time period: Spring 2022 to Spring 2023); and Phase III – Development of measures to be finalized with agreed target dates (Timeline: Target date(s) to be agreed in conjunction with the IMO Strategy on reduction of GHG emissions from ships).

With certain amendments to MARPOL Annex VI expected to enter into force on November 1, 2022, and requirements for EEXI and CII certification coming into effect from January 1, 2023, the first annual reporting will be completed in 2023, with the first rating given in 2024. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest, and, if necessary, develop and adopt further amendments.

During the IMO MEPC 77 meeting held November 22–26, 2021, several proposals were advanced, including a two-dollar-per-ton bunker fee to pay for low-carbon propulsion research and an increase in the IMO’s decarbonization strategy of reducing emissions by 100 percent, instead of 50 percent, by 2050. However, neither proposal was adopted. MEPC 77 also addressed the need for correction factors for certain ship types and operation profiles to be developed, as well as the plan for previously developed SEEMP guidelines to be adopted at MEPC 78 in 2022. Member States pledged to continue discussing decarbonization efforts in 2022 and 2023. At MEPC 77, the MEPC agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process in view of the urgency for all sectors to accelerate their efforts to reduce GHG emissions. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

The next MEPC meeting, MEPC 78, has been tentatively scheduled to take place from 6 to 10 June 2022 and MEPC 79 from 12 to 16 December 2022.

Green House Gas (GHG) Regulations

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain greenhouse gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, GHG emissions from international shipping do not come under the Kyoto Protocol. As a result, the IMO has developed and intends to continue developing limits on GHG emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group.

Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s goal is to reduce total annual GHG emissions by at least 50% by 2050 compared to 2008, while at the same time, pursuing efforts towards phasing them out entirely.

Table of Contents	69

Additionally, jurisdictions throughout the world have examined means of regulating GHGs:

Some attention has been paid to GHGs in Europe. On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports, and compliance documents pursuant to Regulation 2015/757.

In the United States, there are varying approaches on whether to add additional regulations on GHG emissions and reducing GHGs by at least 50 percent below 2030 is a key priority of U.S. President’s Administration. In January 2020, the Transportation and Infrastructure Committee of the U.S. House of Representatives (the “House”) held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. There also have been several bills introduced in the U.S. Congress regarding the reduction of emissions by ships. To date, none of these bills have been passed or signed into law. For example, on March 2, 2021, the CLEAN Future Act was introduced in the House Committee on Energy and Commerce. The bill would establish an interim goal to reduce all GHG emissions to at least 50% below 2005 levels by 2030, as well as a national goal to achieve net-zero greenhouse gas emissions by 2050. The bill also includes sections on reducing port emissions. On April 15, 2021, a bill entitled Expanding the Maritime Environmental and Technical Assistance Program was introduced into the U.S. Senate. This bill would authorize appropriations to support the maritime environmental and technical assistance program of the U.S. Maritime Administration, including activities related to technologies that support port and vessel air emissions reductions and to support zero emissions technologies. Additionally, the bill would require the activities used to inform the policy decisions of the United States related to domestic regulations and to the United States position on matters before the IMO. Additionally, on June 8, 2021, House Natural Resources Committee Chair Raúl Grijalva (D-AZ) introduced the Ocean-Based Climate Solutions Act (“OBCSA”) aimed at addressing the ocean impacts of climate change. Notably, OBSCA contains monitoring, reporting, and verification requirements of GHG emissions for all vessels over 5,000 gross tons. Among other things, Section 1201 of the bill would require a vessel to measure and monitor on a per-voyage basis and report on an annual basis: total GHG emitted by the vessel inside the EEZ; average GHG per transport work; and average GHG emissions per distance. Acceptable GHG monitoring and measuring methods in the bill include bunker delivery note and periodic stocktakes of fuel tanks, bunker fuel tank monitoring on board, flowmeters for applicable combustion processes, and direct CO2 emissions measurements. We are monitoring the status of this proposed legislation and its potential impacts on our business.

Economic Sanctions and Compliance

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

Iran Sanctions

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”).The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products and certain other goods to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (Navios Acquisition’s tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

Table of Contents	70

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the U.S. from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and U.S. “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, under CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA.

•	Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;
•	Sanctions on Iran’s trade in gold or precious metals;
•	Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;
•	Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;
•	Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and
•	Sanctions on Iran’s automotive sector and other significant sectors.

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government re-imposed the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

•	Sanctions on Iran’s port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliate companies;
•	Sanctions on petroleum-related transactions with, among others, the National Iranian Oil Company (NIOC), Naftiran Intertrade Company (NICO), and National Iranian Tanker Company (NITC), including the purchase of petroleum, petroleum products, or petrochemical products from Iran;
•	Sanctions on transactions by foreign financial institutions with the Central Bank of Iran and designated Iranian financial institutions under Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (NDAA);
•	Sanctions on the provision of specialized financial messaging services to the Central Bank of Iran and Iranian financial institutions described in Section 104(c)(2)(E)(ii) of the Comprehensive Iran Sanctions and Divestment Act of 2010 (CISADA);
•	Sanctions on the provision of underwriting services, insurance, or reinsurance; and
•	Sanctions on Iran’s energy sector.

In two Executive Orders issued in 2019, U.S. secondary sanctions against Iran were expanded to include the Iron, Steel, Aluminum, and Copper Sectors of Iran. The new, additional sanctions, which are pursuant to an Executive Order issued on January 10, 2020, may be imposed against any individual owning, operating, trading with, or assisting sectors of the Iranian economy including construction, manufacturing, textiles, and mining. As a result, under U.S. sanctions laws, trade with Iran in almost all industry sectors is now off limits for U.S. as well as non-U.S. persons, except for trade in medicine/medical items and food and agricultural commodities.

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

U.S. Iran sanctions also prohibit U.S. as well as non-U.S. persons from engaging in significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target, e.g., SDNs.

EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

•	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);
•	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);
•	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and
•	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Table of Contents	71

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

Russia Sanctions

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and the EU implemented sanctions in 2014 against Crimea and certain Russian individuals and entities. These sanctions which are still in force have been greatly expanded and fortified due to Russia’s invasion of Ukraine in February 2022.

The 2014 Sanctions

EU Sanctions - 2014

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions, which limit the provision of equity financing and loans to the listed entities.

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

US Sanctions - 2014

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the U.S. to Russia and the imposition of Sectoral Sanctions, which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets, which may involve the U.S. or U.S. persons and thus implicate prohibitions. The U.S. also maintains prohibitions on trade with Crimea.

With respect to Russia, the U.S. has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the U.S. may impose secondary sanctions relating to Russia’s energy export pipelines and investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

The February and March 2022 Sanctions

In response to Russia’s threats against, and subsequent invasion of Ukraine, beginning in February 2022, the United States, the EU, the United Kingdom, Canada and other nations have imposed expanded economic sanctions against certain Russian individuals, e ntities and business sectors. Among other things, these sanctions suspend the use of SWIFT for certain credit markets, forbid Russian aircraft from flying over NATO and other airspace, and prohibit the export of sensitive, high-technology items to Russia.

Table of Contents	72

EU Sanctions - 2022

Since February 2022, the EU has widened sanctions on those linked to Russia and in particular the Government of Russia with the introduction of a number of EU Regulations. These restrictions include:

•	Designation of a significant number of individuals as subject to an asset freeze, including Russian politicians, oligarchs and Russian companies. A number of Russian oligarchs have reported majority interests in trading companies that may also be impacted by the designations.
•	A ban on transactions with the Russian Central Bank and certain Russian banks from using the SWIFT system. The EU has also imposed restrictions on transactions with the Central Bank of Belarus and certain Belarussian banks for the Belarussian role in the invasion of Ukraine.
•	A ban on transactions with certain designated Russian entities, including Rosneft, Transneft, Gazprom Neft and Sovcomflot, subject to certain exceptions (e.g. contracts executed prior to March 15, 2022 and the continued import of certain fossil fuels and other products into the EU).
•	A ban on the importation of certain steel/iron products into the EU. The EU has also prohibited certain imports from Belarus, including, potash.
•	A ban on new investments into the Russian energy sector.
•	A ban on the provision of certain restricted goods and technology to persons connected to Russia or for use in Russia. This ban includes a number of items for use in the energy industry and goods pertaining to marine equipment, with an exception relating to the temporary sojourn of vessels.

•	A ban on the provision of certain luxury goods to Russia (generally valued at over EUR 300).
•	Restrictions on trade and investment with the non-government controlled territories of Donetsk and Luhansk.

US Sanctions 2022

Covered Regions

The sanctions imposed by the United States in February and March 2022 prohibit the following:

•	new investment in the so-called DNR or LNR regions of Ukraine or such other regions of Ukraine as may be determined by the Secretary of the Treasury, in consultation with the Secretary of State (collectively, the “Covered Regions”), by a United States person, wherever located;
•	the importation into the United States, directly or indirectly, of any goods, services, or technology from the Covered Regions;
•	the exportation, reexportation, sale, or supply, directly or indirectly, from the United States, or by a United States person, wherever located, of any goods, services, or technology to the Covered Regions; and
•	any approval, financing, facilitation, or guarantee by a United States person, wherever located, of a transaction by a foreign person where the transaction by that foreign person would be prohibited by this section if performed by a United States person or within the United States.

On February 21, 2022, United States President issued executive order No. 14065 (the “Executive Order”), which prohibits all dealings in property within the United States, or under control of any United States person (wherever located), of the following:

•	persons determined to be operating in or who have operated in, since the date of the Executive Order, the Covered Regions;
•	any person who is, or has been since the date of the Executive Order a leader, official, senior executive officer, or member of the board of directors of an entity operating in the Covered Regions;
•	a person owned or controlled by, or to have acted or purported to act for or on behalf of, directly or indirectly, any person whose property and interests in property are blocked by the Executive Order;
•	a person who has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, any person whose property and interests in property are blocked by the Executive Order.

The Executive Order also bans the entry into the United States of the foregoing persons.

The main additional sanctions that the United States has imposed are as follows:

•	Designated politicians, officials and oligarchs, including Russian President : freezing of assets, prohibition of transactions with designated persons, travel ban against certain persons. Also includes members of the State Duma of the Federal Assembly of the Russian Federation.
•	Banks and financial services: select freezing of assets and certain restrictive measures such as those related to equity and debt financing.
•	Russia’s Central Bank – imposition of restrictive measures that will prevent the Russian Central Bank from deploying its international reserves in ways that undermine the impact of sanctions.
Table of Contents	73

•	Swift: Certain Russian banks have been removed from the Swift international payments system.
•	Sberbank: The US has cut off Russia’s biggest bank and 25 of its subsidiaries from the US financial system.
•	VTB Bank: The US, UK and Canada have frozen assets at Russia’s second-largest bank.
•	Alfa-Bank and Bank Otkritie – The US has imposed debt and equity restrictions on Alfa and full blocking sanctions on Otkritie.
•	Other targeted banks include: Rossiya Bank and Promsvyazbank, Sovcombank and Novikombank, Russian Agricultural Bank, Credit Bank of Moscow and Gazprombank, and VEB.RF
•	Belarus banks: The US imposed sanctions on two state-owned banks, Belinvestbank and Bank Dabrabyt, in response to Minsk’s participation in the Russian invasion.
•	In addition to targeting Russia’s largest financial institutions, the US has heavily restricted companies critical to the Russian economy from raising money through the US market. These include: Gazprom, Gazprom Neft, Transneft and RusHydro, Sovcomflot and Russian Railways, Rostelecom, and the world’s largest diamond mining company, Alrosa.

Other Measures

•	Restriction on the export and re-export of high-end US technologies to Russia.
•	Sweeping restrictions on export and reexport of US origin goods/technology.
•	Full blocking sanctions on seven Russian “disinformation targets.”
•	Prohibition on trade with the non-government-controlled areas of Donetsk and Luhansk.

UK Sanctions - 2022

As an EU member-state, the UK participated in the EU sanctions against Russia. Following the UK’s departure from the EU, the UK enacted a number of then-existing EU sanctions as the law in the UK. The UK may also impose additional sanctions on that apply to UK persons and those within UK jurisdiction.

The UK sanctions adopted in February 2022 include restrictions on the following:

•	In addition to the EU and US, a significant number of individuals have been designated as subject to an asset freeze, including Russian politicians, oligarchs and companies. A number of the oligarchs have reported majority interests in trading companies. In addition, the UK has designated the shipping company Sovcomflot as the subject of an asset freeze, as has similarly designated a number of Russian banks to such asset freeze.
•	A ban on the export, supply, delivery and making available (and technical assistance and financial services related to the same) of certain restricted goods and technology to persons connected with Russia or for use in Russia. This includes a number of items for use in the energy industry and goods pertaining to marine equipment with an exception relating to the voyage of vessels to/from the UK and Russia and a General Licence issued covering voyages from 3rd countries to/from Russia.
•	A ban on Russian owned, controlled or chartered vessels from calling at UK ports or being flagged in the UK.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil from PdVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

Table of Contents	74

U.S. Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela:

•	13884—Blocking Property of the Government of Venezuela—(August 5, 2019)
•	13857—Taking Additional Steps to Address the National Emergency With Respect to Venezuela (January 25, 2019)
•	13850—Blocking Property of Additional Persons Contributing to the Situation in Venezuela (November 1, 2018)
•	13835—Prohibiting Certain Additional Transactions with Respect to Venezuela (May 21, 2018)
•	13827—Taking Additional Steps to Address the Situation in Venezuela (March 19, 2018) – prohibits all transactions related to, provision of financing for, and other dealings in, by a U.S. person or within the U.S., in any digital currency, digital coin, or digital token, (the Petro) that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018.
•	13808—Imposing Additional Sanctions with Respect to the Situation in Venezuela (August 24, 2017) – This executive Order prohibits transactions involving, dealings in, and the provision of financing for (by (U.S. persons) of:
•	New debt with a maturity of greater than 90 days of PdVSA;
•	New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PdVSA;
•	Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO’s effective date;
•	Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or
•	Direct or indirect purchase by U.S. persons or persons within the U.S. of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).
•	13692-Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Venezuela (March 8, 2015) – blocks designated Venezuelan government officials.

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

Other EU Economic Sanctions Targets

The EU also maintains sanctions against Syria, North Korea, Belarus and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2021 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation: We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income: Substantially all of our gross income is attributable to international shipping. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income derived from, or in connection with, the use, the hiring for use, or the leasing for use (if any) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter income and bareboat charter income (if any).

Table of Contents	75

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2021 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Table of Contents	76

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2021. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2021.

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

We believe that, for our fiscal year ended December 31, 2021, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state which is calculated on the basis of the relevant vessel's tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

Table of Contents	77

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2021.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (with an ownership interest 35.7% as of December 31, 2020). Following the completion of the NMCI Merger, as of March 31, 2021, Navios Containers was acquired by Navios Partners and ownership was 100%; (ii) Navios Europe I and its subsidiaries with an ownership interest of 5% through the date of its liquidation on December 13, 2019; and (iii) Navios Europe II and its subsidiaries with an ownership interest of 5% through the date of its liquidation on June 29, 2020.

D. Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Partners’ financial condition and results of operations for each of the fiscal years ended December 31, 2021, 2020 and 2019. Navios Partners’ financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

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

Overview

We are an international owner and operator of dry cargo and tanker vessels, formed in August 2007 by Navios Holdings. We have been a public company since November 2007.

As of April 1, 2022, there were outstanding 30,197,087 common units and 622,555 general partnership units. Navios Holdings currently owns an approximately 10.3% ownership interest in Navios Partners and Olympos Maritime Ltd, our general partner, through its ownership of all the general partner units currently owns a 2.0% ownership interest in Navios Partners based on all outstanding common units and general partner units.

Please see “Item 4. - Information on the Partnership”.

Fleet Developments

Upon acquisition of the majority of outstanding stock of Navios Acquisition and the completion of the NMCI Merger, the fleets of Navios Acquisition and Navios Containers were included in Navios Partners’ owned fleet.

In February 2022, Navios Partners agreed to sell the Navios Utmost and the Navios Unite, two 2006-built Containerships of 8,204 TEU each, to an unrelated third party for an aggregate sales price of $220.0 million. The sale is expected to be completed during the second half of 2022 and the gain on sale of vessels is expected to be approximately $144.3 million.

On October 29, 2021, Navios Partners sold the Navios Altair I, a 2006-built Panamax vessel of 74,475 dwt, to an unrelated third party for a net sales price of $13.5 million.

On August 16, 2021, Navios Partners sold the Harmony N, a 2006-built Containership of 2,824 TEU, to an unrelated third party for a net sales price of $28.4 million.

On August 13, 2021, Navios Partners sold the Navios Azalea, a 2005-built Panamax vessel of 74,759 dwt, to an unrelated third party for a net sales price of $12.6 million.

On July 31, 2021, Navios Partners sold the Navios Dedication, a 2008-built Containership of 4,250 TEU to an unrelated third party for a net sales price of $33.9 million.

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30.0 million.

Table of Contents	78

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58.0 million.

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28.6 million (including $0.1 million capitalized expenses).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55.5 million.

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $39.3 million (including $0.1 million capitalized expenses).

On March 25, 2021, the Company sold the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sales price of $8.2 million.

On February 10, 2021, the Company sold the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sales price of $8.9 million.

On January 28, 2021, the Company sold the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sales price of $11.1 million.

On January 13, 2021, the Company sold the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sales price of $4.6 million.

On December 10, 2020, Navios Partners sold of the Navios Soleil, a 2009-built Ultra–Handymax vessel of 57,337 dwt, to an unrelated third party for a net sales price of $8.2 million.

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51.0 million.

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56.1 million in total, including working capital balances of $(2.7) million, following the liquidation of Navios Europe II.

On December 16, 2019, Navios Partners acquired four drybulk vessels, from an entity affiliated with the Company's Chairwoman and CEO, for a fair value of $40.4 million, in total.

On December 13, 2019, Navios Partners acquired three Sub-Panamax and two Panamax Containerships for a fair value of $56.1 million in total, including working capital balances of $14.4 million, following the liquidation of Navios Europe I.

On April 23, 2019, Navios Partners sold the Navios Galaxy I, a 2001-built Panamax vessel of 74,195 dwt, to an unrelated third party, for a net sales price of $6.0 million.

Please read “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Maintenance and Replacement Capital Expenditures Reserve – Vessels to be delivered” for a full description of vessels to be delivered to our fleet.

Table of Contents	79

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from January 1, 2019 to December 31, 2021.

Statements of Operations
Company name	Vessel name	Country of incorporation	2021	2020	2019
Libra Shipping Enterprises Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation(4)	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited(13)	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

Table of Contents	80

Statements of Operations
Company name	Vessel name	Country of incorporation	2021	2020	2019
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation (5)	Navios Utmost	Marshall Is.	03/31 – 12/31	—	—
Limestone Shipping Corporation (5)	Navios Unite	Marshall Is.	03/31 – 12/31	—	—
Dune Shipping Corp.	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Seymour Trading Limited(2)	Navios Altair I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Oceanus Shipping Corporation(7),(19)	Castor N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Cronus Shipping Corporation(7)	Protostar N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Leto Shipping Corporation(7),(17)	Esperanza N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Dionysus Shipping Corporation(7),(30)	Harmony N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Prometheus Shipping Corporation(7),(18)	Solar N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Camelia Shipping Inc.(8)	Navios Camelia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 – 12/31
Anthos Shipping Inc.(8)	Navios Anthos	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 – 12/31
Azalea Shipping Inc.(8),(1)	Navios Azalea	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 – 12/31
Amaryllis Shipping Inc.(8)	Navios Amaryllis	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 – 12/31
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Wenge Shipping Corporation(14),(20)	Joie N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 12/31	9/30 – 12/31	—
Rondine Management Corp.(15)	Navios Victory	Marshall Is.	1/01 – 12/31	9/30 – 12/31	—
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 12/31	—	—
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 12/31	—	—
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	03/30 – 12/31	—	—
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	03/30 – 12/31	—	—
Olympia II Navigation Limited	Navios Domino	Marshall Is.	03/31 – 12/31	—	—
Table of Contents	81

Statements of Operations
Company name	Vessel name	Country of incorporation	2021	2020	2019
Pingel Navigation Limited	Navios Delight	Marshall Is.	03/31 – 12/31	—	—
Ebba Navigation Limited	Navios Destiny	Marshall Is.	03/31 – 12/31	—	—
Clan Navigation Limited	Navios Devotion	Marshall Is.	03/31 – 12/31	—	—
Sui An Navigation Limited(23)	Navios Dedication	Marshall Is.	03/31 – 12/31	—	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	03/31 – 12/31	—	—
Silvanus Marine Company	Navios Summer	Marshall Is.	03/31 – 12/31	—	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	03/31 – 12/31	—	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	03/31 – 12/31	—	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	03/31 – 12/31	—	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	03/31 – 12/31	—	—
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	03/31 – 12/31	—	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	03/31 – 12/31	—	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	03/31 – 12/31	—	—
Theros Ventures Limited	Navios Lapis	Marshall Is.	03/31 – 12/31	—	—
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	03/31 – 12/31	—	—
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	03/31 – 12/31	—	—
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	03/31 – 12/31	—	—
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	03/31 – 12/31	—	—
Thetida Marine Co.	Navios Magnolia	Marshall Is.	03/31 – 12/31	—	—
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	03/31 – 12/31	—	—
Peran Maritime Inc.	Navios Felicitas	Marshall Is.	03/31 – 12/31	—	—
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	03/31 – 12/31	—	—
Crayon Shipping Ltd	Navios Miami	Marshall Is.	03/31 – 12/31	—	—
Chernava Marine Corp.	Bahamas	Marshall Is.	03/31 – 12/31	—	—
Proteus Shiptrade S.A	Bermuda	Marshall Is.	03/31 – 12/31	—	—
Vythos Marine Corp.	Navios Constellation	Marshall Is.	03/31 – 12/31	—	—
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	03/31 – 12/31	—	—
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	03/31 – 12/31	—	—
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	03/31 – 12/31	—	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	03/31 – 12/31	—	—
Iliada Shipping S.A.	Operating Company	Marshall Is.	03/31 – 12/31	—	—
Vinetree Marine Company	Operating Company	Marshall Is.	03/31 – 12/31	—	—
Afros Maritime Inc.	Operating Company	Marshall Is.	03/31 – 12/31	—	—
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01 – 12/31	1/01 – 12/31	9/25 – 12/31
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01 – 12/31	1/01 – 12/31	9/25 – 12/31
Bato Marine Corp.(21)	TBN I	Marshall Is.	03/05 – 12/31	—	—
Table of Contents	82

Statements of Operations
Company name	Vessel name	Country of incorporation	2021	2020	2019
Agron Navigation Company(21)	TBN II	Marshall Is.	03/05 – 12/31	—	—
Teuta Maritime S.A.(22)	TBN VII	Marshall Is.	03/05 – 12/31	—	—
Ambracia Navigation Company(21)	TBN IV	Marshall Is.	03/05 – 12/31	—	—
Artala Shipping Co.(22)	TBN V	Marshall Is.	03/05 – 12/31	—	—
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	03/05 – 12/31	—	—
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	04/28 – 12/31	—	—
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	05/10 – 12/31	—	—
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	05/10 – 12/31	—	—
Morganite Shipping Corporation(25)	TBN VI	Marshall Is.	06/01 – 12/31	—	—
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	06/04 – 12/31	—	—
Melpomene Shipping Corporation(27)	TBN VIII	Marshall Is.	06/23 – 12/31	—	—
Urania Shipping Corporation(27)	TBN IX	Marshall Is.	06/23 – 12/31	—	—
Terpsichore Shipping Corporation(28)	TBN X	Marshall Is.	06/23 – 12/31	—	—
Erato Shipping Corporation(28)	TBN XI	Marshall Is.	06/23 – 12/31	—	—
Lavender Shipping Corporation(12) (29)	Navios Ray	Marshall Is.	06/30 – 12/31	—	—
Nostos Shipmanagement Corp.(12) (29)	Navios Bonavis	Marshall Is.	06/30 – 12/31	—	—
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	08/25 – 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	08/25 – 12/31	—	—
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	08/25 – 12/31	—	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Amorgos Shipping Corporation	Nave Cosmos	Marshall Is.	08/25 – 12/31	—	—
Andros Shipping Corporation	Nave Polaris	Marshall Is.	08/25 – 12/31	—	—
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	08/25 – 12/31	—	—
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	08/25 – 12/31	—	—
Antipaxos Shipping Corporation	Nave Dorado	Marshall Is.	08/25 – 12/31	—	—
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	08/25 – 12/31	—	—
Crete Shipping Corporation	Nave Cetus	Marshall Is.	08/25 – 12/31	—	—
Delos Shipping Corporation	Nave Photon	Marshall Is.	08/25 – 12/31	—	—
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	08/25 – 12/31	—	—
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	08/25 – 12/31	—	—
Ios Shipping Corporation	Nave Cielo	Cayman Islands	08/25 – 12/31	—	—
Iraklia Shipping Corporation	Bougainville	Marshall Is.	08/25 – 12/31	—	—
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	08/25 – 12/31	—	—
Table of Contents	83

Statements of Operations
Company name	Vessel name	Country of incorporation	2021	2020	2019
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	08/25 – 12/31	—	—
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	08/25 – 12/31	—	—
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	08/25 – 12/31	—	—
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	08/25 – 12/31	—	—
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	08/25 – 12/31	—	—
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	08/25 – 12/31	—	—
Samos Shipping Corporation	Nave Synergy	Marshall Is.	08/25 – 12/31	—	—
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	08/25 – 12/31	—	—
Serifos Shipping Corporation	Nave Estella	Marshall Is.	08/25 – 12/31	—	—
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	08/25 – 12/31	—	—
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	08/25 – 12/31	—	—
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	08/25 – 12/31	—	—
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	08/25 – 12/31	—	—
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	08/25 – 12/31	—	—
Thera Shipping Corporation	Nave Atropos	Marshall Is.	08/25 – 12/31	—	—
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	08/25 – 12/31	—	—
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	08/25 – 12/31	—	—
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	08/25 – 12/31	—	—
Cyrus Investments Corp.	Baghdad	Marshall Is.	08/25 – 12/31	—	—
Olivia Enterprises Corp.	Erbil	Marshall Is.	08/25 – 12/31	—	—
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	08/25 – 12/31	—	—
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	08/25 – 12/31	—	—
Agistri Shipping Limited	Operating Subsidiary	Malta	08/25 – 12/31	—	—
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	08/25 – 12/31	—	—
Table of Contents	84

Statements of Operations
Company name	Vessel name	Country of incorporation	2021	2020	2019
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	08/25 – 12/31	—	—
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	08/25 – 12/31	—	—
Doxa International Corp.	Nave Electron	Marshall Is.	08/25 – 12/31	—	—
Alkmene Shipping Corporation	Star N	Marshall Is.	08/25 – 12/31	—	—
Aphrodite Shipping Corporation	Aurora N	Marshall Is.	08/25 – 12/31	—	—
Dione Shipping Corporation	Lumen N	Marshall Is.	08/25 – 12/31	—	—
Persephone Shipping Corporation	Hector N	Marshall Is.	08/25 – 12/31	—	—
Rhea Shipping Corporation	Perseus	Marshall Is.	08/25 – 12/31	—	—
Tzia Shipping Corporation (21)	TBN XIV	Marshall Is.	08/25 – 12/31	—	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Kleio Shipping Corporation (6)	TBN XII	Marshall Is.	08/12 – 12/31	—	—
Polymnia Shipping Corporation (6)	TBN XIII	Marshall Is.	08/12 – 12/31	—	—
Goddess Shiptrade Inc. (21)	TBN III	Marshall Is.	08/02 – 12/31	—	—
Navios Acquisition Merger Sub.Inc.	Merger SPV	Marshall Is.	08/23 – 12/31	—	—
Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	07/09 – 12/31	—	—
Thalia Shipping Corporation (6)	TBN XVII	Marshall Is.	11/17-12/31	—	—
Muses Shipping Corporation (6)	TBN XVIII	Marshall Is.	11/17-12/31	—	—
Euterpe Shipping Corporation (28)	TBN XVI	Marshall Is.	11/17-12/31	—	—
Calliope Shipping Corporation (28)	TBN XV	Marshall Is.	11/17-12/31	—	—

(1)	The vessel was sold on August 13, 2021.
(2)	The vessel was sold on October 29, 2021.
(3)	The vessel was acquired on July 9, 2021, from Navios Holdings (see Note 7 - Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(4)	The vessel was sold on April 23, 2019.
(5)	The vessel agreed to be sold in February 2022 (see Note 24 – Subsequent events to our consolidated financial statements, included elsewhere in this Annual Report).
(6)	Expected to be delivered by the second half of 2024.
(7)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I.
(8)	The vessels were acquired on December 16, 2019.
(9)	The vessel was delivered on July 24, 2019 (see Note 23 – Leases to our consolidated financial statements, included elsewhere in this Annual Report).
(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 23 – Leases to our consolidated financial statements, included elsewhere in this Annual Report).
(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(12)	Vessels under the sale and leaseback transaction.
(13)	The vessel was sold on December 10, 2020 (see Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 7 - Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
Table of Contents	85

(15)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 7 - Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(16)	The vessels were acquired on March 30, 2021, from Navios Holdings (see Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(17)	The vessel was sold on January 13, 2021(see Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(18)	The vessel was sold on January 28, 2021 (see Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(19)	The vessel was sold on February 10, 2021 (see Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(20)	The vessel was sold on March 25, 2021 (see Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(21)	Expected to be delivered by the second half of 2022.
(22)	Expected to be delivered in the first half of 2023.
(23)	The vessel was sold on July 31, 2021.
(24)	The vessels were acquired on May 10, 2021 (see Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(25)	Expected to be delivered in the first half of 2023.
(26)	The vessel was acquired on June 4, 2021, from Navios Holdings (see Note 7 - Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(27)	Expected to be delivered by the second half of 2023.
(28)	Expected to be delivered by the first half of 2024.
(29)	The vessel was acquired on June 30, 2021, from Navios Holdings (see Note 7 - Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).
(30)	The vessel was sold on August 16, 2021.

Recent Developments

Financing arrangements

On March 28, 2022, Navios Partners entered into a new credit facility with a commercial bank for a total amount of up to $55.0 million in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. The credit facility matures in March 2027 and bears interest at daily cumulative or non-cumulative compounded RFR rate (as defined in the loan agreement) plus 2.25% per annum. On March 31, 2022, the entire amount was drawn under this loan.

Sales of vessels

In February 2022, Navios Partners agreed to sell the Navios Utmost and the Navios Unite, two 2006-built Containerships of 8,204 TEU each, to an unrelated third party for an aggregate sales price of $220.0 million. The sale is expected to be completed during the second half of 2022 and the gain on sale of vessels is expected to be approximately $144.3 million.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their liquid and dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2021, Singapore Marine represented approximately 14.5% of our total revenues. For the year ended December 31, 2020 HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. For the year ended December 31, 2019, HMM, Swissmarine and Cargill represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;
•	the level of spot and long-term market rates at the time of charter;
•	decisions relating to vessel acquisitions and disposals;
•	the amount of time spent positioning vessels;
•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;
•	the age, condition and specifications of the vessels;
•	the aggregate level of supply and demand in the liquid and dry cargo shipping industry;
•	armed conflicts, such as the Russian/Ukrainian conflicts; and
•	the ongoing global outbreak of novel coronavirus (COVID-19) or other epidemics or pandemics.
Table of Contents	86

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

Vessel Operations

Our Managers are generally responsible for the commercial, technical, health and safety and other management services related to the vessels' operation, while charterers are usually responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Under the Management Agreements we entered into with the Managers, the Managers bear all of our vessel operating expenses in exchange for the payment of fees. Under these agreements, the Managers are responsible for commercial, technical, health and safety and other management services related to the vessels' operation, including chartering, technical support, maintenance and insurance. Under the Management Agreements we have fixed the rates for these ship management services until December 31, 2021 with an annual increase of 3% after January 1, 2022 for the remaining contractual period unless agreed otherwise. Costs associated with special surveys, drydocking expenses and certain extraordinary items under this agreement are reimbursed by Navios Partners at cost at occurrence.

Payment of any extraordinary fees or expenses to the Managers could significantly increase our vessel operating expenses and impact our results of operations.

Following the NMCI Merger, the Management Agreement cover the vessels acquired.

Table of Contents	87

The operations of Navios Acquisition are managed by the Tankers Manager, an entity affiliated to the Manager, so the operations of Navios Acquisition remain un-affected following the completion of the NNA Merger on October 15, 2021.

For more information on the Management Agreements, please read “Item 7. – Major Unitholders and Related Party Transactions - Management Agreements”.

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

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;
•	the ability of the Managers’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;
•	the effective and efficient technical management of our vessels;
•	The Managers’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and
•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;
•	our access to capital required to acquire additional vessels and/or to implement our business strategy;
•	our ability to sell vessels at prices we deem satisfactory;
•	our level of debt and the related interest expense and amortization of principal; and
•	the level of any distribution on our common units.

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

Table of Contents	88

A. Operating results

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table presents consolidated revenue and expense information for the years ended December 31, 2021 and 2020. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2021	Year Ended December 31, 2020
Time charter and voyage revenues	$713,175	$226,771
Time charter and voyage expenses	(36,142)	(11,028)
Direct vessel expenses	(29,259)	(10,337)
Vessel operating expenses	(191,449)	(93,732)
General and administrative expenses	(41,461)	(24,012)
Depreciation and amortization of intangible assets	(112,817)	(56,050)
Amortization of unfavorable lease terms	108,538	—
Gain on sale of vessels, net	33,625	—
Vessels impairment loss	—	(71,577)
Interest expense and finance cost, net	(42,762)	(24,159)
Interest income	859	639
Impairment of receivable in affiliated company	—	(6,900)
Other income	289	5,055
Other expense	(9,738)	(4,344)
Equity in net earnings of affiliated companies	80,839	1,133
Transaction costs	(10,439)	—
Bargain gain	48,015	—
Net income/ (loss)	$511,273	$(68,541)
Net loss attributable to the noncontrolling interest	4,913	—
Net income/ (loss) attributable to Navios Partners’ unitholders	$516,186	$(68,541)

 The following table reflects certain key indicators of Navios Partners’ fleet performance for the years ended December 31, 2021 and 2020 (including the Navios Containers’ fleet and Navios Acquisition’s tanker fleet for the periods from April 1, 2021 to December 31, 2021 and from August 26, 2021 to December 31, 2021, respectively).

	Year Ended December 31, 2021	Year Ended December 31, 2020
Available Days (1)	31,884	17,430
Operating Days (2)	31,631	17,245
Fleet Utilization (3)	99.2%	98.9%
Time Charter Equivalent (per day) (4)	$21,709	$12,497
Vessels operating at period end	128	52
(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)	Time Charter Equivalent rate (“TCE rate”): Time Charter Equivalent rate per day is defined as voyage, time charter revenues and bareboat charter-out revenues (grossed up by currently applicable fixed vessel operating expenses) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
Table of Contents	89

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2021 increased by $486.4 million, or 214.5%, to $713.2 million, as compared to $226.8 million for the same period in 2020. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the increase in the TCE rate. For the year ended December 31, 2021, the TCE rate increased by 73.7% to $21,709 per day, as compared to $12,497 per day for the same period in 2020. The available days of the fleet increased by 82.9% to 31,884 days for the year ended December 31, 2021, as compared to 17,430 for the same period in 2020 mainly due to the Mergers.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2021 increased by $25.1 million, or 228.2%, to $36.1 million, as compared to $11.0 million for the year ended December 31, 2020. The increase was mainly attributable to a: (i) $10.7 million increase in charter-in hire expense; (ii) $5.3 million increase in brokers’ commissions; (iii) $4.5 million increase in bunkers expenses; (iv) $3.2 million increase in other voyage expenses; and (v) $1.4 million increase in port expenses.

Direct vessel expenses: Direct vessel expenses for the year ended December 31, 2021, increased by $19.0 million, or 184.5%, to $29.3 million, as compared to $10.3 million for the year ended December 31, 2020. The increase of $19.0 million was mainly attributable to the increase in the size of our fleet and the increased crew related expenses as a result of covid-19 measures (pursuant to the terms of the Management Agreements).

Vessel operating expenses: Vessel operating expenses for the year ended December 31, 2021, increased by $97.7 million, or 104.3%, to $191.4 million, as compared to $93.7 million for the year ended December 31, 2020. The increase was due to the increase in the size of our fleet.

General and administrative expenses: General and administrative expenses increased by $17.5 million, or 72.9%, to $41.5 million for the year ended December 31, 2021, as compared to $24.0 million for the year ended December 31, 2020. The increase was mainly due to a: (i) $15.1 million increase in administrative fees paid to the Managers due to the increased number of owned and chartered-in vessels in Navios Partners’ fleet; and (ii) $2.8 million increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was partially mitigated by an approximately $0.4 million decrease in stock based compensation expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets for the year ended December 31, 2021 increased by $56.7 million or 101.1%, to $112.8 million as compared to $56.1 million for the year ended December 31, 2020. The increase of $56.7 million was mainly attributable to: (i) a $30.8 million increase due to the delivery of the fleet of Navios Acquisition in Navios Partners’ owned fleet; (ii) a $24.5 million increase in depreciation expense due to the delivery of the fleet of Navios Containers in Navios Partners’ owned fleet; (iii) an $8.0 million increase in depreciation expense due to the delivery of 16 vessels in 2021 and 2020; and (iv) a $0.5 million increase in depreciation expense due to vessel additions. The above increase was partially mitigated by: (i) an approximately $4.9 million decrease in depreciation expense of four of our vessels as a result of the impairment charge in the fourth quarter of the fiscal year 2020; and (ii) a $2.2 million decrease due to the sale of nine vessels in 2021 and 2020. Depreciation of vessels is calculated using an estimated useful life of 25 years for drybulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $108.5 million for the year ended December 31, 2021, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition. There was no amortization of unfavorable lease terms for the year ended December 31, 2020.

Gain on sale of vessels, net: Gain on sale of vessels amounted to $33.6 million for the year ended December 31, 2021, relating to a gain on sale of the Navios Altair I, the Harmony N, the Navios Azalea, the Navios Dedication, the Esperanza N, the Castor N and the Solar N amounted to $35.0 million, partially mitigated by a loss on sale of the Joie N that amounted to $1.4 million. There was no gain on sale of vessels for the year ended December 31, 2020.

Vessels impairment loss: As of December 31, 2021, the Company concluded that events and circumstances did not trigger the existence of potential impairment of its vessels, mainly due to the market improvement. As a result, there was no impairment for the year ended December 31, 2021. During the year ended December 31, 2020, Navios Partners recognized: (i) an impairment loss of $6.8 million for three containerships as the undiscounted projected cash flows did not exceed the vessels’ carrying value pursuant to the impairment assessment performed as of June 30, 2020; (ii) an impairment loss of $51.0 million for four drybulk vessels as the undiscounted projected cash flows did not exceed the vessels’ carrying value pursuant to the impairment assessment performed as of December 31, 2020; (iii) an impairment loss of $1.8 million related to the sale of the Esperanza N which was completed on January 13, 2021; (iv) an impairment loss of $2.0 million related to the sale of the Castor N which was completed on February 10, 2021; and (v) an impairment loss of $10.0 million related to the sale of the Navios Soleil which was completed on December 10, 2020.

Table of Contents	90

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2021 increased by $18.6 million, or 76.9%, to $42.8 million, as compared to $24.2 million for the year ended December 31, 2020. The increase was mainly due to the interest and finance costs of Navios Containers’ credit facilities and financial liabilities recognized following the completion of the NMCI Merger on March 31, 2021 and the interest and finance costs of Navios Acquisition’s credit facilities and financial liabilities recognized following the control obtained on August 25, 2021.

Interest income: Interest income increased by approximately $0.3 million to $0.9 million for the year ended December 31, 2021, as compared to $0.6 million for the year ended December 31, 2020.

Impairment of receivable in affiliated company: Impairment of receivable in affiliated company for the year ended December 31, 2020 amounted to $6.9 million, related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II. There was no impairment for the year ended December 31, 2021.

Other income: Other income for the year ended December 31, 2021 amounted to $0.3 million, as compared to $5.1 million for the year ended December 31, 2020. The decrease was mainly attributable to $2.7 million related to the settlement of claims and recovery of other receivables of one of our vessels during the previous year.

Other expense: Other expense for the year ended December 31, 2021 amounted to $9.7 million as compared to $4.3 million for the year ended December 31, 2020 mainly due to the increase in claim expense and other miscellaneous expenses following the Mergers.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies for the year ended December 31, 2021 amounted to $80.8 million as compared to $1.1 million for the year ended December 31, 2020. The amount of $80.8 million is the gain from equity in net earnings resulting from the remeasurement of the existing interest held in Navios Containers upon NMCI Merger. As of March 31, 2021, Navios Partners previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $107.0 million, resulting in revaluation gain of $75.4 million which along with the equity gain of approximately $5.4 million from the operations of Navios Containers up to the closing date aggregate to a gain on acquisition of control in the amount of $80.8 million.

Transaction costs: Transaction costs amounted to $10.4 million for the year ended December 31, 2021 and were related to the Mergers. There were no transaction costs for year ended December 31, 2020.

Bargain gain: Bargain gain amounted to $48.0 million for the year ended December 31, 2021, resulting from the excess Navios Containers’ fair value of the identifiable net assets acquired of $342.7 million over the total purchase price consideration of $298.6 million and the excess of Navios Acquisition’s fair value of the identifiable net assets acquired of $211.6 million over the fair value of the consideration transferred of $150.0 million and the fair value of the noncontrolling interest of $57.6 million.

Net loss attributable to the noncontrolling interest: Net loss attributable to the noncontrolling interest amounted to $4.9 million for the year ended December 31, 2021.

Net income/ (loss) attributable to Navios Partners’ unitholders: Net income for the year ended December 31, 2021 amounted to $516.2 million compared to net loss of $68.5 million for the year ended December 31, 2020. The increase in net income of $584.7 million was due to the factors discussed above.

Operating surplus: Navios Partners generated an Operating Surplus for the year ended December 31, 2021 of $293.7 million, as compared to $39.9 million for the year ended December 31, 2020. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership's ability to make quarterly cash distributions (see “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

For a detailed discussion of operating results for the year ended December 31, 2020 compared to the year ended December 31, 2019 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2020 Annual Report filed on Form 20-F with the SEC on March 31, 2021.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Table of Contents	91

B. Liquidity and Capital Resources

As of December 31, 2021, the total borrowings, net of deferred finance costs under the Navios Partners' credit facilities were $1,361.7 million.

Credit Facilities

Term Loan B Facility:

On March 14, 2017, Navios Partners completed the issuance of a $405.0 million Term Loan B Facility. The Term Loan B Facility bore an interest rate of LIBOR plus 500 bps, it was set to mature on September 14, 2020 and was repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Facility to: (i) refinance the Term Loan B Facility existing at the time; and (ii) pay fees and expenses related to the Term Loan B. On August 10, 2017, Navios Partners completed the issuance of a $53.0 million add-on to its Term Loan B Facility. The add-on to the Term Loan B Facility bore the same terms as the Term Loan B Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

On October 10, 2019, Navios Partners fully prepaid the Term Loan B Credit Facility’s outstanding balance of $253.8 million, initially repayable on September 14, 2020. Following the prepayments an amount of $2.0 million and $4.1 million was written-off from the deferred fees and discount, respectively.

BNP PARIBAS Credit Facilities: On June 26, 2017, Navios Partners entered into a credit facility with BNP PARIBAS of up to $32.0 million (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of credit facility of $17.0 million was drawn. On July 18, 2017, the second tranche of credit facility of $15.0 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15.1 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing credit facility, in order to refinance two vessels and replace the existing collateral under the credit facility. The facility matured in the third quarter of 2021 and bore interest at LIBOR plus 300 bps per annum. In May 2021, the outstanding balance of the loan amounting to $7.4 million was prepaid and refinanced.

On April 28, 2021, Navios Partners entered into new credit facility with BNP PARIBAS for a total amount of $40.0 million to refinance the existing credit facility dated June 26, 2017, as amended on April 9, 2019 and to finance the acquisition of two 2012 built 2,782 TEU containerships. On May 10, 2021, the full amount of the credit facility was drawn. As of December 31, 2021, the remaining outstanding balance was $37.1 million and is repayable in 14 equal consecutive quarterly installments of $1.4 million each, with a final balloon payment of $17.1 million to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 285 bps per annum.

DVB Credit Facilities: On July 31, 2018, Navios Partners entered into a credit facility with DVB Bank S.E. of up to $44.0 million (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17.5 million and $26.5 million were drawn on August 30, 2018. Pursuant to the supplemental letter dated March 30, 2021, the repayment was amended. As of December 31, 2021, the remaining outstanding balance of the DVB credit facility was $33.6 million and is repayable in four consecutive quarterly installments of $0.8 million each, with a final balloon payment of $30.4 million to be repaid on the last repayment date. The facility matures in the fourth quarter 2022 and bears interest at LIBOR plus 290 bps per annum.

On February 12, 2019, Navios Partners entered into a credit facility with DVB Bank S.E. of up to $66.0 million (divided into four tranches) in order to refinance the DVB credit facility dated June 28, 2017 and three capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15.7 million each. On October 10, 2019, Navios Partners drew the two additional tranches of $14.8 million each. Pursuant to the supplemental letter dated March 30, 2021, as of December 31, 2021 the remaining outstanding balance of the facility was $41.6 million and is repayable in five consecutive quarterly installments of $1.9 million each, with a final balloon payment of $32.3 million, to be repaid on the last repayment date. The facility matures in the first quarter of 2023 and bears interest at LIBOR plus 260 bps per annum.

Table of Contents	92

HCOB Credit Facilities: On September 26, 2019, Navios Partners entered into a new credit facility with Hamburg Commercial Bank AG of up to $140.0 million in order to refinance eight drybulk vessels and five Containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140.0 million of credit facility was drawn. The facility matured in the third quarter of 2021 and bore interest at LIBOR plus 320 bps per annum. In June 2021, the outstanding balance of the loan amounting to $107.8 million was prepaid and refinanced.

On May 11, 2021, Navios Partners entered into a new credit facility with Hamburg Commercial Bank for a total amount of up to $160.0 million, in order to: (i) refinance its existing HCOB credit facility dated September 26, 2019; (ii) refinance the existing facility of one dry bulk vessel; and (iii) to partially finance the acquisition of one dry bulk vessel. On June 8, 2021, the full amount of the credit facility was drawn. In October 2021, following the sale of one 2006-built panamax vessel, the amount of $3.8 million was prepaid. Following this partial prepayment, as of December 31, 2021, the outstanding balance of the credit facility was $143.8 million and is repayable in six consecutive quarterly installments of $6.1 million each and eight consecutive quarterly installments of $3.7 million each, with a final balloon payment of $78.0 million to be repaid on the last repayment date. The facility matures in the second quarter of 2025, bears interest at LIBOR plus 310 bps per annum.

Hellenic Bank Credit Facility: On June 25, 2020, the Company entered into a new credit facility with Hellenic Bank Public Company Limited in order to partially refinance the ABN credit facility dated December 12, 2019, relating to four of the containerships acquired from Navios Europe I, of up to $17.0 million. In the first quarter of 2021, following the sale of a 2006-built Containership of 3,398 TEU and a 2007-built Containership of 3,091 TEU, an aggregate amount of $7.9 million was prepaid.

On April 23, 2021, Navios Partners extended the credit facility with Hellenic Bank Public Company Limited dated June 25, 2020 for an amount of $8.9 million in order to partially finance the acquisition of one containership from Navios Acquisition. On April 28, 2021, the amount of $8.9 million was drawn. In August 2021, following the sale of one 2006-built containership of 2,824 TEU, the amount of $4.0 million was prepaid. In October 2021, an additional amount of $0.5 million was prepaid. As of December 31, 2021, the remaining outstanding balance was $10.1 million and is repayable in two consecutive quarterly installments of $0.9 million each, two consecutive quarterly installments of $0.4 million each, seven consecutive quarterly installments of approximately $0.3 million each and one quarterly installment of approximately $0.4 million with a final balloon payment of $5.0 million to be repaid on the last repayment date. The credit facility matures in the fourth quarter of 2024 and bears interest at LIBOR plus a margin ranging from 300 bps to 350 bps per annum.

Nordea/Skandinaviska Enskilda/NIBC Credit Facilities: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. of up to $14.3 million (divided into two tranches) in order to partially finance the acquisition of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the credit facility of $7.2 million was drawn. On June 1, 2018 the second tranche of the March 2018 credit facility of $7.2 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6.6 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees. As of December 31, 2021, the outstanding balance of the credit facility was $3.0 million and is repayable in six equal consecutive quarterly installments of $0.3 million each, with a final balloon payment of $1.2 million to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

On December 28, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. of up to $28.5 million (divided into three tranches) in order to refinance three Ultra-Handymax vessels, previously included in the Term Loan B collateral package. On May 8, 2019, the first tranche of the credit facility of $11.9 million was drawn. On October 10, 2019, the two remaining tranches of the credit facility of $13.5 million in total were drawn. Following an amendment in December 2020, one Ultra-Handymax vessel was released from security of the credit facility and one other Handymax vessel was collateralized. As of December 31, 2021, the outstanding balance of the credit facility was $18.9 million and is repayable in eight consecutive quarterly installments of $0.8 million each, with a final balloon payment of $12.9 million to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 275 bps per annum.

ABN Credit Facilities: On December 12, 2019, the Company entered into a new credit facility with ABN Amro Bank N.V. of up to $23.5 million in order to finance the acquisition of the five container vessels from Navios Europe I which had subsequently been refinanced from Hellenic Bank Public Company Limited in June 2020. On September 30, 2020, the Company entered into a second supplemental agreement with ABN Amro Bank N.V., to extend the terms of the then outstanding balance. The credit facility matured in the second quarter of 2021 and bore interest at LIBOR plus 400 bps per annum up to February 28, 2021 and 600 bps per annum up to maturity date. In January 13, 2021, the outstanding balance of the loan amounting to $3.4 million was fully repaid.

On June 26, 2020, the Company entered into a new credit facility with ABN Amro Bank N.V. of up to $32.2 million in order to finance the acquisition of the five drybulk vessels acquired from Navios Europe II. In March 2021, following the sale of one 2011-built Ultra-Handymax vessel of 56,557 dwt, the amount of $4.6 million was prepaid. The facility matured in the second quarter of 2021 and bore interest at LIBOR plus 400 bps per annum up to December 31, 2020 and 425 bps per annum up to maturity date. In June 2021, the outstanding balance of the loan amounting to $21.5 million was prepaid and refinanced.

Table of Contents	93

DORY Credit Facility: On December 16, 2019, the Company entered into a credit facility with Dory Funding DAC of up to $37.0 million in order to finance the acquisition of four drybulk vessels. The facility was scheduled to mature in the third quarter of 2022 and bore interest at LIBOR plus 475 bps per annum for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date. On January 25, 2021, an amount of $9.5 million was repaid under the facility for the release of one handymax vessel. In June 2021, the outstanding balance of the loan amounting to $25.0 million was prepaid and refinanced.

NBG Credit Facility: On June 17, 2021, Navios Partners entered into a new credit facility with National Bank of Greece for a total amount of up to $43.0 million, in order to refinance the existing credit facilities of six dry bulk vessels. On June 18, 2021, the full amount was drawn. In August 2021, following the sale of one 2005-built Panamax vessel of 74,759 dwt, the amount of $6.0 million was prepaid. As of December 31, 2021, the remaining outstanding balance was $34.4 million and is repayable in two consecutive quarterly installments of $1.3 million each followed by 16 consecutive quarterly installments of $1.1 million each, together with a final balloon payment of $14.6 million to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at LIBOR plus 300 bps per annum.

DNB BANK ASA Credit Facilities: On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA of up to $40.0 million (divided into two tranches) in order to refinance two Capesize vessels, previously included in the Term Loan B collateral package. On October 10, 2019, the two tranches of the credit facility of $34.4 million were drawn. The facility was scheduled to mature in the second quarter of 2024 and bore interest at LIBOR plus 275 bps per annum. In December 2021, the outstanding balance of the loan amounting to $26.7 million was prepaid and refinanced and the vessels were released from the facility.

On August 19, 2021, Navios Partners entered into a new credit facility with DNB Bank ASA for a total amount of up to $18.0 million, in order to finance part of the acquisition cost of the Navios Azimuth. On August 20, 2021, the full amount was drawn. As of December 31, 2021, the remaining outstanding balance was $17.3 million and is repayable in 19 consecutive quarterly installments of $0.6 million each together with a final balloon payment of $5.2 million to be paid on the last repayment date. The facility matures in the third quarter of 2026 and bears interest at LIBOR plus 285 bps per annum.

On December 13, 2021, Navios Partners entered into a new sustainability linked credit facility with DNB Bank ASA of up to $72.7 million for the refinancing of the existing credit facilities of three tanker vessels and two dry bulk vessels. On December 15, 2021, the full amount was drawn. As of December 31, 2021, the total outstanding balance was $72.7 million and is repayable in 19 consecutive quarterly installments of $2.2 million each following a final balloon payment of $30.3 million to be paid on the last repayment date. The facility matures in the fourth quarter of 2026 and bears interest at LIBOR plus a margin (ranging from 270 bps to 280 bps per annum depending on the emission efficiency ratio of the vessels as defined in the loan agreement).

CACIB Credit Facilities: On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”) of up to $52.8 million (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel, previously included in the Term Loan B collateral package. In August 2019, the three tranches of the credit facility of $36.5 million, in total were drawn. In October 2019, the fourth tranche of the credit facility of $16.3 million was drawn On August 23, 2021, Navios Partners prepaid $11.4 million of the credit facility and released one vessel from the collateral package of the credit facility. The Company entered into a new sale and leaseback agreement of $15.0 million for the released vessel (see also Financial Liabilities below). As of December 31, 2021, the remaining outstanding balance of the credit facility was $26.5 million and is repayable in seven consecutive six-month installments of $2.3 million each, with a final balloon payment of $10.4 million to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 275 bps per annum.

On September 28, 2020, the Company entered into a credit facility with CACIB of up to $33.0 million in order to finance the acquisition of the two drybulk vessels acquired from Navios Holdings. The facility was drawn in full on September 30, 2020 and bore interest at LIBOR plus 325 bps per annum. In March 30, 2021, the outstanding balance of the loan amounting to $32.2 million was prepaid and refinanced.

On March 23, 2021, Navios Partners entered into a new credit facility with CACIB of $58.0 million in order to refinance the CACIB credit facility dated September 28, 2020 and to partially finance the acquisition of the Navios Centaurus and the Navios Avior. On March 30, 2021, the full amount was drawn. As of December 31, 2021, the remaining outstanding balance was $52.4 million is repayable in 17 consecutive quarterly installments of $1.6 million each, together with a final balloon payment of $25.2 million to be repaid on the last repayment date. The credit facility matures in the first quarter of 2026 and bears interest at LIBOR plus 300 bps per annum.

Table of Contents	94

Upon completion of the NMCI Merger, Navios Partners assumed the following credit facilities:

ABN AMRO BANK N.V Facility: On December 3, 2018, Navios Containers entered into a facility agreement with ABN AMRO for an amount of up to $50.0 million divided into two tranches: (i) the first tranche is for an amount of up to $41.2 million in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8.8 million in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. Navios Containers drew the entire amount under this facility, net of the loan’s discount of $0.5 million in the fourth quarter of 2018. On June 28, 2019, Navios Containers entered into a supplemental agreement with ABN AMRO, under which Navios Containers made a partial prepayment of the loan in the aggregate amount of $9.4 million and two containerships were released from the facility. In December 2021, following an additional supplemental agreement with the ABN AMRO, the Company made a partial prepayment of the loan in the aggregate amount of $2.0 million and three containerships were released from the facility. As of December 31, 2021, the remaining outstanding balance of the credit facility was $13.1 million and is repayable in four equal consecutive quarterly installments of $0.8 million each, with a final balloon payment of $10.1 million to be repaid on the last repayment date. The facility matures in the fourth quarter of 2022 and bears interest at LIBOR plus 350 bps per annum.

BNP Paribas Facility: On June 26, 2019, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $54.0 million to refinance the existing facilities of seven containerships. On June 27, 2019, Navios Containers drew $48.8 million net of loan’s discount of $0.4 million. As of December 31, 2021, the remaining outstanding balance of the credit facility was $30.5 million and is repayable in ten equal consecutive quarterly installments of approximately $1.7 million each, with a final balloon payment of $13.5 million to be repaid on the last repayment date. The loan bears interest at a rate of LIBOR plus 300 bps and matures in the second quarter of 2024.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following credit facilities:

8 1/8% First Priority Ship Mortgages: On August 26, 2021, Navios Acquisition called for redemption all of its outstanding 8 1/8% First Priority Ship Mortgages (“Ship Mortgage Notes”) by delivery of a redemption notice to the registered holders of the Ship Mortgage Notes and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Ship Mortgage Notes. Navios Acquisition funded the approximately $397.5 million aggregate redemption price with net proceeds from (i) the sale by Navios Acquisition pursuant to the NNA Merger (in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act) of 44,117,647 shares of Navios Acquisition common stock to Navios Partners for an aggregate purchase price of $150.0 million, and borrowings under the Hamburg Commercial Bank AG facility dated in August 2021 and BNP Paribas S.A. Bank facility dated in August 2021. The Ship Mortgage Notes were redeemed in full on September 25, 2021.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility was repayable in 32 quarterly installments of $0.4 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bore interest at a rate of LIBOR plus: (a) up to but not including the drawdown date, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. On December 15, 2021, the outstanding balance of the loan amounting to $33.6 million was prepaid and refinanced.

BNP Paribas S.A. Bank Facilities: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The credit facility was repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million each, with a final balloon payment of $20.0 million repaid on the last repayment date. The loan matured in December 2021. The loan bore interest at LIBOR plus 230 bps per annum. In December 2021, the outstanding balance of the loan amounting to $22.0 million was fully repaid.

In August 2021, Navios Acquisition, entered into a loan facility agreement of up to $96.0 million with BNP Paribas, in order to partially refinance the existing indebtedness of five tanker vessels. Pursuant to an amendment in December 2021, one container vessel was added as collateral. Following the amendment, as of December 31, 2021, the remaining outstanding balance of the credit facility was $91.4 million and is repayable in 15 equal consecutive quarterly installments in the amount of $5.0 million each, with a final balloon payment of $16.4 million to be repaid on the last repayment date. The facility matures in the third quarter of 2025 and bears interest at LIBOR plus 285 bps per annum.

Table of Contents	95

Hamburg Commercial Bank AG Facilities: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24.0 million to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility was repayable in 17 equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility was scheduled to mature in September 2021 and bore interest at LIBOR plus 300 bps per annum. In August 2021, the outstanding balance of the loan amounting to $14.8 million was prepaid and refinanced.

In October 2019, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of up to $31.8 million in order to refinance the existing facility of one VLCC. The facility was repayable in four quarterly installments of $0.9 million each with a final balloon payment of $28.4 million repayable on the last repayment date. The facility was expected to mature in October 2020 and bore interest at LIBOR plus 280 bps per annum. In October 2020, Navios Acquisition extended the maturity date of the loan to October 2024. The remaining balance of the facility was repayable in 16 quarterly installments of $0.9 million each with a final balloon payment of $14.9 million repayable on the last repayment date and bore interest at LIBOR plus 390 bps per annum. In August 2021, the outstanding balance of the loan amounting to $25.9 million was prepaid and refinanced.

In August 2021, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of $190.2 million in order to partially refinance the existing indebtedness of seven tanker vessels. Pursuant to an amendment in December 2021, two container vessels were added as collaterals. Following the amendment and as of December 31, 2021, the remaining outstanding balance of the credit facility was $182.9 million and is repayable in ten quarterly installments of $7.3 million each, and four quarterly installments of $4.5 million each, with a final balloon payment of $91.4 million, to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 295 bps per annum.

Eurobank S.A: In June 2020, Navios Acquisition entered into a loan agreement with Eurobank S.A. of $20.8 million in order to refinance two LR1s. As of December 31, 2021, the remaining outstanding balance of the credit facility was $16.0 million and is repayable in ten quarterly installments of $0.8 million each with a final balloon payment of $8.0 million repayable on the last repayment date. The facility matures in the second quarter of 2024 and bears interest at LIBOR plus 300 bps per annum.

The credit facilities prohibit us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default. Events of default under our credit facilities include:

•	failure to pay any principal, interest fees, expenses or other amounts when due;
•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facilities, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance and in some cases subject to certain grace and due periods;
•	default under other indebtedness;
•	any representation, warranty or statement made by us in the credit facilities or any drawdown notice thereunder or related security document or guarantee is untrue or misleading when made;
•	any of our or our subsidiaries' assets are subject to any form of execution, attachment, arrest, sequestration or distress in that is not discharged within a specified period of time;
•	an event of insolvency or bankruptcy;
•	a material adverse change in the financial position or prospects of us or our General Partner;
•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facilities, of any of the related finance and guarantee documents;
•	failure of effectiveness of security documents or guarantee;
•	instability affecting a country where the vessels are flagged; and
•	failure of Navios Holdings, Angeliki Frangou, or their affiliates (as defined in the credit facilities agreements) to own at least 5% of us.

Table of Contents	96

Financial Liabilities

In December 2018, the Company entered into two sale and leaseback agreements of $25.0 million in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $0.2 million and $0.2 million each, respectively, commencing in December 2018. As of December 31, 2021, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $18.5 million in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6.3 million per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20.0 million, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On April 11, 2019, the amount of $20.0 million was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $0.2 million each that commenced in April 2019. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $16.8 million. The agreement matures in the second quarter of 2029, with a purchase obligation of $6.3 million on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7.5 million, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2019, the amount of $7.5 million was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $0.2 million each that commenced in June 2019. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $2.8 million. The agreement matures in the second quarter of 2022, with a purchase obligation of $2.0 million on the last repayment date.

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

On July 24, 2019, the amount of $22.0 million was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $0.2 million each that commenced in July 2019. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $19.1 million. The agreement matures in the third quarter of 2030, with a purchase obligation of $6.3 million on the last repayment date.

In June 2021, the Company entered into a new sale and leaseback agreement of $15.0 million, with unrelated third parties for the Navios Bonavis, a 2009- built Capesize vessel of 180,022 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2021, the amount of $15.0 million was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $0.2 million that commenced in June 2021. The agreement matures in the second quarter of 2027, with a purchase obligation of $5.0 million on the last repayment date. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Bonavis was $14.1 million.

In June 2021, the Company entered into a new sale and leaseback agreement of $18.5 million, with unrelated third parties for the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2021, the amount of $18.5 million was drawn. Navios Partners is obligated to make 108 consecutive monthly payments of approximately $0.2 million each that commenced in June 2021. The agreement matures in the second quarter of 2030, with a purchase obligation of $5.0 million on the last repayment date. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Ray was $17.8 million.

Table of Contents	97

On August 16, 2021, the Company entered into a new sale and leaseback agreement of $15.0 million with an unrelated third party for the Navios Pollux, a 2009-built Capesize vessel of 180,727 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On August 25, 2021, the amount of $15.0 million was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $0.2 million each that commenced in August 2021. The agreement matures in the third quarter of 2027, with a purchase obligation of $5.0 million on the last repayment date. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Pollux was $14.4 million.

Upon completion of the NMCI Merger, Navios Partners assumed the following financial liabilities:

On May 25, 2018, Navios Containers entered into a $119.0 million sale and leaseback transaction with unrelated third parties in order to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, Navios Containers completed the sale and leaseback of the first six vessels for $37.5 million. On July 27, 2018 and on August 29, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26.0 million. On November 9, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26.7 million. Navios Containers did not proceed with the sale and leaseback transaction of the four remaining vessels. In July 2021, following the sale of one 2008-built container vessel of 4,250 TEU, the amount of $4.8 million was prepaid. Following the prepayment, Navios Containers is obligated to make 28 monthly payments in respect of all 13 vessels ranging from $0.3 million to $0.8 million each. Navios Containers also has an obligation to purchase the vessels at the end of the fifth year for $41.9 million. As of December 31, 2021, the outstanding balance under this sale and leaseback transaction was $57.1 million.

On March 11, 2020, Navios Containers completed a $119.1 million sale and leaseback transaction with unrelated third parties to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Containers drew the entire amount on March 13, 2020, net of discount of $1.2 million. Navios Containers also has an obligation at maturity to purchase: (i) the two 10,000 TEU containerships for $25.5 million in the aggregate; and (ii) the two 8,204 TEU containerships for $18.0 million in the aggregate. The sale and leaseback agreement: (i) is repayable in 28 quarterly installments of $2.0 million each, in the aggregate, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the two 10,000 TEU containerships; and (ii) is repayable in 20 quarterly installments of: (a) $16,000 per day, in the aggregate, for the first eight installments; and (b) $6,900 per day, in the aggregate, for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the two 8,204 TEU containerships. As of December 31, 2021, the outstanding balance under this sale and leaseback transaction was $94.7 million.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following financial liabilities:

On March 31, 2018, Navios Acquisition entered into a $71.5 million sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. In April 2018, the Company drew $71.5 million under this agreement. The agreement will be repayable in 24 equal consecutive quarterly installments of approximately $1.5 million each, with a repurchase obligation of $35.8 million on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. As of December 31, 2021, the outstanding balance under this agreement was $49.2 million.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103.2 million in order to refinance $50.3 million outstanding on the existing facility on three product tankers and to finance two product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repayable in 17 equal consecutive quarterly installments of $2.3 million each, followed by one quarterly installment of $1.4 million, with a purchase obligation of $34.0 million to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 respectively, and bear interest at LIBOR plus 350 bps per annum. As of December 31, 2021, the outstanding balance under these agreements was $73.9 million.

Table of Contents	98

In August 2019, Navios Acquisition entered into an additional sale and leaseback agreement of $15.0 million, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor at the end of the lease term is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $0.2 million, commencing as of August 2019, with a purchase obligation of $5.6 million to be repaid on the last repayment date. The agreement matures in August 2024 and bears interest at LIBOR plus an implied margin of 380 bps per annum. As of December 31, 2021, the outstanding balance under this agreement was $10.5 million.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47.2 million in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale.

Following a prepayment made in April 2021, the agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.4 million each, with a purchase obligation of $18.0 million to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 bps per annum, depending on the vessel financed. As of December 31, 2021, the outstanding balance under this agreement was $33.7 million.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90.8 million in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2.8 million each, with a repurchase obligation of up to $25.8 million in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of December 31, 2021, the outstanding balance under these agreements was $68.2 million.

In June 2020, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $72.1 million in order to refinance one MR1, one MR2 and two LR1s. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.8 million each, with a repurchase obligation of up to $23.9 million in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 390 bps to 410 bps per annum, depending on vessel financed. As of December 31, 2021, the outstanding balance under the agreements was $58.3 million.

As of December 31, 2021, the security deposits under certain sale and leaseback agreements were $10.1 million, and are presented under “Other long-term assets” in the Consolidated Balance Sheets.

Amounts drawn of the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreements.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $0.5 million per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30.0 million to $135.0 million.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2021, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

Table of Contents	99

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. As of December 31, 2021, Navios Partners’ current assets totaled $226.3 million, while current liabilities totaled $395.5 million, resulting in a negative working capital position of $169.2 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue of $2,872.9 million as of April 1, 2022 and cash proceeds from sale of vessels (see Note 24 – Subsequent events to our consolidated financial statements, included elsewhere in this Annual Report) to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our consolidated financial statements.

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

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company's common units over a two year period. Common unit repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by Navios Partners' management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number of common units and could have been suspended or reinstated at any time in Navios Partners' discretion and without notice. Repurchases were subject to restrictions under Navios Partners' credit facilities. As of December 31, 2021, since the commencement of the common unit repurchase program, Navios Partners had repurchased and cancelled 312,952 common units on a split adjusted basis, for a total cost of approximately $4.5 million. There were no repurchases during the year ended December 31, 2021, and the program expired in January 2021. The Company may in the future enact new repurchase programs if the Board of Directors deems it advisable for the Company.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25.0 million. An amended Sales Agreement was entered into on August 3, 2020. As of April 1, 2022, since the commencement of sales pursuant to the amended Sales Agreement, Navios Partners has issued 1,286,857 units and received net proceeds of $23.9 million. No additional sales will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 26,265 general partnership units to its general partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were $0.5 million.

On April 9, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$75.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $75.0 million. As of April 1, 2022, since the commencement of the $75.0m Sales Agreement, Navios Partners has issued 2,437,624 units and received net proceeds of $73.1 million. No additional sales will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were approximately $1.5 million.

Table of Contents	100

On May 21, 2021, Navios Partners entered into a new Continuous Offering Program Sales Agreement (“$110.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $110.0 million. As of April 1, 2022, since the commencement of the $110.0m Sales Agreement, Navios Partners has issued 3,963,249 units and received net proceeds of $103.7 million. No additional sales will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 80,883 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were approximately $2.2 million.

Please See “Item 4.A - History and Development of the Partnership” for further discussion of Navios Partners' Liquidity and Capital Resources.

Cash flows for the year ended December 31, 2021 compared to the year ended December 31, 2020:

The following table presents cash flow information for the years ended December 31, 2021 and 2020. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Partners for the respective periods.

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$277,173	$94,086
Net cash used in investing activities	(106,252)	(83,854)
Net cash used in financing activities	(32,203)	(9,906)
Net increase in cash, cash equivalents and restricted cash	$138,718	$326

Cash provided by operating activities for the year ended December 31, 2021 as compared to the cash provided by operating activities for the year ended December 31, 2020:

Net cash provided by operating activities increased by $183.1 million to $277.2 million inflow for the year ended December 31, 2021, as compared to $94.1 million inflow for the same period in 2020.

The net cash outflow resulting from the change in operating assets and liabilities of $96.4 million for the year ended December 31, 2021 resulted from a: (i) $53.4 million increase in amounts due from related parties; (ii) $49.8 million payments for dry dock and special survey costs; (iii) $14.5 million decrease in amounts due to related parties; and (iv) $7.7 million decrease in accrued expenses. This was partially mitigated by a: (i) $17.7 million increase in deferred revenue; (ii) $9.8 million decrease in prepaid expenses and other current assets; (iii) $1.2 million increase in accounts payable; and (iv)$0.3 million decrease in accounts receivable.

The net cash inflow resulting from the change in operating assets and liabilities of $14.9 million for the year ended December 31, 2020 resulted from a: (i) $3.7 million decrease in prepaid expenses and other current assets; (ii) $27.5 million increase in amounts due to related parties; and (iii) $20.6 million decrease in amounts due from related parties. This was partially mitigated by a: (i) $6.5 million increase in accounts receivable; (ii) $2.3 million decrease in accounts payable; (iii) $1.7 million decrease in accrued expenses; (iv) $1.3 million decrease in deferred revenue; (v) $24.0 million payments for dry dock and special survey costs; and (vi) $1.0 million decrease in operating lease liabilities current and non-current.

Cash used in investing activities for the year ended December 31, 2021 as compared to the cash used in investing activities for the year ended December 31, 2020:

Net cash used in investing activities increased by $22.4 million to $106.3 million outflow for the year ended December 31, 2021, as compared to $83.9 million outflow for the same period in 2020.

Cash used in investing activities of $106.3 million for the year ended December 31, 2021 was mainly due to: (i) $217.0 million related to vessel acquisitions and additions; and (ii) $61.8 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This was partially mitigated by: (i) $121.0 million of proceeds related to the sale of the Navios Altair I, the Navios Azalea, the Navios Dedication, the Joie N, the Castor N, the Solar N, the Harmony N and the Esperanza N in 2021; (ii) $42.6 million of cash acquired from business acquisitions through the Mergers; and (iii) $8.9 million of proceeds from the senior unsecured notes of HMM.

Cash used in investing activities of $83.9 million for the year ended December 31, 2020 was mainly due to: (i) $72.4 million related to vessel acquisitions and additions; (ii) $10.7 million related to deposits for the option to acquire two bareboat charter-in vessels and capitalized expenses; and (iii) a $13.6 million repayment to Navios Holdings in relation to the seller’s credit. This was partially mitigated by: (i) $8.2 million of proceeds related to the sale of the Navios Soleil on December 10, 2020; and (ii) $4.7 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in financing activities for the year ended December 31, 2021 as compared to the cash used in financing activities for the year ended December 31, 2020:

Net cash used in financing activities increased by $22.3 million to $32.2 million outflow for the year ended December 31, 2021, as compared to $9.9 million outflow for the same period in 2020.

Table of Contents	101

Cash used in financing activities of $32.2 million for the year ended December 31, 2021 was mainly due to: (i) loans and financial liabilities repayments of $959.2 million; (ii) payment of $12.2 million of deferred finance fees relating to the new credit facilities and sale and leaseback agreements; and (iii) payment of a total cash distributions of $4.6 million. This was partially mitigated by: (i) $735.3 million of proceeds from the new credit facilities and sale and leaseback agreements; and (ii) $208.5 million of proceeds from the issuance of 7,330,222 common units and 384,733 additional general partner units related to the Continuous Offering Program Sales Agreements and the acquisitions of Navios Containers and Navios Acquisition

Cash used in financing activities of $9.9 million for the year ended December 31, 2020 was mainly due to: (i) payment of a total cash distribution of $7.9 million; (ii) loans and financial liabilities repayments of $82.7 million; and (iii) a payment of $1.1 million of deferred finance costs related to the new credit facilities. This was partially offset by: (i) $79.5 million of proceeds from the from the new credit facilities and sale and leaseback agreements; and (ii) $2.3 million of proceeds from the issuance of 357,508 common units and 7,298 additional general partner units related to the Continuous Offering Program Sales Agreement.

For a detailed discussion of cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2019 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2020 Annual Report filed on Form 20-F with the SEC on March 31, 2021.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$277,173	$94,086	$70,395
Net increase in operating assets	93,092	7,261	11,069
Decrease/ (increase) in operating liabilities	3,274	(22,207)	(2,643)
Net interest cost	41,903	23,520	39,082
Amortization and write-off of deferred finance cost	(3,741)	(2,141)	(10,916)
Amortization of operating lease right-of-use asset	401	(956)	(378)
Non cash accrued interest income and amortization of deferred revenue	(460)	1,588	12,638
Stock-based compensation	(523)	(946)	(2,018)
Gain on sale of vessels, net	33,625	—	—
Vessels impairment loss	—	(71,577)	(36,680)
Other than temporary impairment loss in Navios Containers investment	—	—	(42,603)
Non cash accrued interest income from receivable from affiliates		—	279
Bargain gain	48,015
Impairment of receivable in affiliated company	—	(6,900)	—
Allowance for credit losses	—	(1,495)	—
Change in estimated guarantee claim receivable	—	—	(3,638)
Equity in earnings of affiliated companies, net of dividends received	80,839	1,133	2,532
Net loss attributable to noncontrolling interest	4,913	—	—
EBITDA(1)	$578,511	$21,366	$37,119
Equity in earnings of affiliated companies	(80,839)	—	—
Bargain gain	(48,015)	—	—
Transaction costs	10,439	—	—
Gain on sale of vessels, net	(33,625)	—	—
Impairment of receivable in affiliated company	—	6,900	—
Vessels impairment loss	—	71,577	36,680
Revision of estimated guarantee claim receivable	—	—	3,638
Other than temporary impairment loss in Navios Containers investment	—	—	42,603
Adjusted EBITDA	$426,471	$99,843	$120,040
Cash interest income	745	219	626
Cash interest paid	(50,382)	(23,717)	(32,869)
Maintenance and replacement capital expenditures	(83,147)	(36,455)	(29,039)
Operating Surplus	$293,687	$39,890	$58,758

(1)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$277,173	$94,086	$70,395
Net cash used in investing activities	$(106,252)	$(83,854)	$(17,034)
Net cash used in financing activities	$(32,203)	$(9,906)	$(84,414)

Table of Contents	102

EBITDA and Adjusted EBITDA

EBITDA represents net income/ (loss) attributable to Navios Partners’ unitholders before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before impairment losses, change in estimated guarantee claim receivable, gain on sale of vessels, equity in net earnings of affiliated companies, transaction costs and bargain gain. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred financing cost; (v) equity in net earnings/ (loss) of affiliated companies; (vi) impairment charges; (vii) non-cash accrued interest income and amortization of deferred revenue; (viii) stock-based compensation expense; (ix) non-cash accrued interest income from receivable from affiliated companies; (x) amortization of operating lease right-of-use asset; (xi) gain/(loss) on sale of assets and bargain purchase gain; and (xii) net loss attributable to noncontrolling interest. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the year ended December 31, 2021 was affected by the accounting effect of a: (i) an $80.8 million gain from equity in net earnings of affiliated companies; (ii) a $48.0 million bargain gain upon obtaining control over Navios Acquisition and upon completion of NMCI Merger; (iii) a $33.6 million gain related to the sale of eight of our vessels; and (iv) $10.4 million of transaction costs in relation to the NNA Merger and NMCI Merger. Excluding these items, Adjusted EBITDA increased by $326.7 million to $426.5 million for the year ended December 31, 2021, as compared to $99.8 million for the same period in 2020. The increase in Adjusted EBITDA was primarily due to a: (i) $486.4 million increase in time charter and voyage revenues; and (ii) $4.9 million increase in net loss attributable to noncontrolling interest. The above increase was partially mitigated by a: (i) $97.7 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $25.1 million increase in time charter and voyage expenses; (iii) $17.5 million increase in general and administrative expenses, mainly due to the increased fleet; (iv) $13.0 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (v) $5.4 million increase in other expense; (vi) $4.8 million decrease in other income; and (vii) $1.1 million decrease in equity in net earnings of affiliated companies.

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

Table of Contents	103

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

Borrowings

Navios Partners' long-term third party borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of December 31, 2021 and December 31, 2020, total borrowings, net amounted to $1,361.7 million and $486.9 million, respectively. The current portion of long-term borrowings, net amounted to $255.1 million at December 31, 2021 and $201.8 million at December 31, 2020.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to $278.8 million, $83.1 million and $23.7 million, respectively.

For the year ended December 31, 2021, expansion capital expenditures of $278.8 million related to: (i) $61.8 million representing deposits for the acquisition/option to acquire five Capesize bareboat charter-in vessels expected to be delivered by the second half of 2022 and first half of 2023, two Panamax bareboat charter-in vessels expected to be delivered by the second half of 2022 and first half of 2023, six Containerships expected to be delivered by the second half of 2023, first half of 2024 and second half of 2024; and (ii) $217.0 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

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

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Managers under the Management Agreements. For more information on the Management Agreements, please read “Item 7. – Major Unitholders and Related Party Transactions - Management Agreements”.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2021 and 2020 was $83.1 million and $36.5 million, respectively, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

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

Table of Contents	104

Vessels to be delivered

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62.8 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the first and the second half of 2024. Navios Partners agreed to pay in total $25.1 million in four installments for each vessel and the remaining amount of $37.7 million plus extras for each vessel will be paid upon delivery of the vessel. The closing of the transaction of the two optional containerships is subject to completion of customary documentation.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount of $43.1 million for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of $6.2 million, or $12.3 million accumulated for the two vessels, was paid.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount of $43.1 million for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6.2 million, or $24.6 million accumulated for the four vessels, was paid.

On June 30, 2021, Navios Partners agreed to acquire a newbuilding Panamax vessel, from an unrelated third party, for a purchase price of $34.3 million. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners agreed to pay in total $34.3 million, of which $3.4 million was paid in July 2021 and the remaining amount of $30.9 million will be paid during 2022 and first half of 2023. In January 2022, Navios Partners declared its option to purchase the vessel. Pursuant to a novation agreement dated January 28, 2022, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in the vessel, under a ten-year bareboat contract, from an unrelated third party.

In June 2021, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $12.0 million, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $6.0 million was paid in September 2021 and the remaining amount of $6.0 million will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the second half of 2022. In September 2021, Navios Partners declared its option to purchase the vessel.

Pursuant to a novation agreement dated December 20, 2021, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the second half of 2022. Navios Partners agreed to pay in total $6.3 million, of which $3.2 million was paid in April 2021 and the remaining amount will be paid during the first quarter of 2022. In December 2021, Navios Partners declared its option to purchase the vessel.

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3.5 million, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $1.8 million was paid in August 2021 and the remaining amount will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the options to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10.5 million, representing a deposit for the options to acquire the vessels after the end of the fourth year, of which $5.3 million was paid in August 2021 and the remaining amount will be paid upon the delivery of the vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022 and the first half of 2023.

In the second quarter of 2020, Navios Acquisition exercised its option for a fourth newbuilding Japanese VLCC of approximately 310,000 dwt under a 12-year bareboat charter agreement with de-escalating purchase options and expected delivery in the second half of 2022.

Table of Contents	105

Pursuant to our Omnibus Agreement with Navios Holdings, as amended, we will have the opportunity to purchase additional drybulk vessels from Navios Holdings when those vessels are fixed under charters of three or more years upon their expiration of their current charters or upon completion of their construction. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.

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

E. Critical Accounting Estimates

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, valuation of intangible assets and liabilities acquired in business combinations, provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Intangible Assets and Unfavorable Lease Terms: Navios Partners' intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When a vessel along with the current charter contract are acquired as part of a business combination, intangible assets and unfavorable lease terms are recorded at fair value.

Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, contracted charter rates, remaining duration of the charter agreements, the level of utilization of its vessels and its relevant discount rate. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners' financial position and results of operations.

The amortizable value of favorable leases would be considered impaired if their carrying values could not be recovered from the future undiscounted cash flows associated with the assets. As of December 31, 2021, the management of the Company has considered various indicators and concluded that events and circumstances did not trigger the existence of potential impairment of its intangible assets and that step one of the impairment analysis was not required. As of each of December 31, 2020 and 2019, the management, after considering various indicators, performed an impairment test which included intangible assets. As of December 31, 2021, 2020 and 2019 there was no impairment of intangible assets.

Table of Contents	106

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

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to the current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

The management of the Company has considered various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook. As of December 31, 2021, the Company concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and the related intangible assets and that step one of the impairment analysis was not required.

As of December 31, 2020, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners' long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined the undiscounted projected net operating cash flows for each vessel and compared it to the vessels' carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners' remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and ten-year average historical one-year time charter rates for the remaining period), over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, vessel operating expenses as determined by the Management Agreements in effect until December 2024 and thereafter assuming an increase of 3.0% every second year and utilization rate of 98.6% based on the fleet's historical performance.

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

During the fourth quarter of fiscal year 2020, our assessment concluded that step two of the impairment analysis was required for certain of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $51.0 million for four of our vessels, being the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs related to the vessels, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations (see Note 7 — Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).

As of June 30, 2020, our assessment concluded that step two of the impairment analysis was required for three containerships held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $6.8 million for these vessels, being the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs related to the vessels presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations.

Table of Contents	107

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for certain of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $29.3 million for one vessel, being the difference between the fair value and the vessel's carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations (see Note 7 — Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).

During the years ended December 31, 2020 and 2019, an impairment loss of $13.8 million and $7.3 million, respectively, was also recognized in connection with the committed sales of the Navios Soleil in December 2020, the Esperanza N in January 2021, the Castor N in February 2021 and the Navios Galaxy in April 2019, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).

The total impairment loss recognized amounted to $0 million, $71.6 million and $36.7 million for the years ended December 31, 2021, 2020 and 2019, respectively, and was presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations.

Vessels, Net: Vessels are stated at historical cost, which consists of the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and any material expenses incurred upon acquisition (improvements and delivery expenses) of second hand vessels. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. The fair value of the vessels is determined based on vessel valuations, from independent third party shipbrokers. Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying Consolidated Statements of Operations.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s drybulk, containerships and tankers based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The estimated scrap rate used to calculate the vessel’s scrap value is $340 per LWT as of each of December 31, 2021 and 2020.

Management estimates the useful life of the Company’s vessels to be 25 years for drybulk and tanker vessels and 30 years from the containerships, respectively from the original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

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

Revenue and Expense Recognition:

Revenue from time chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Table of Contents	108

Revenue from voyage contracts

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

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income (calculated on a quarterly or semi annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	57	Chairwoman of the Board, Chief Executive Officer and Director
Efstratios Desypris	49	Chief Operating Officer
George Achniotis	57	Executive Vice President-Business Development and Director
Shunji Sasada	64	Director
Serafeim Kriempardis	74	Director (Class III)
Orthodoxia Zisimatou	59	Director (Class II)
Kunihide Akizawa	62	Director (Class I)
Alexander Kalafatides	58	Director (Class I)
Vasiliki Papaefthymiou	53	Secretary
Erifyli Tsironi	48	Chief Financial Officer

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco. Each of Ms. Frangou, Mr. Achniotis and Mr. Sasada were appointed as directors by our general partner, pursuant to our partnership agreement.

Angeliki Frangou has been our Chairwoman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairwoman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM) since August 2005. Ms. Frangou has been the Chairwoman and a Member of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a Bachelor's Degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master's Degree in Mechanical Engineering from Columbia University.

Table of Contents	109

Efstratios Desypris has been the Chief Operating Officer of Navios Partners since November 2021. He has also served as Chief Financial Officer of Navios Partners from 2010 through November 2021. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners' sponsor, since May 2006 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. Mr. Desypris has also been a Director of Navios Containers since November 2018. He also serves as a Director and the SVP-Strategic Planning of Navios South American Logistics Inc. Before joining Navios Holdings, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Serafeim Kriempardis was appointed to our Board of Directors in December 2009. Mr. Kriempardis previously served as the Head of Shipping of Piraeus Bank from 2007 to 2009 and as the Head of Shipping of Emporiki Bank of Greece from 1999 to 2007. Prior to serving as Head of Shipping at Emporiki Bank, Mr. Kriempardis served in the Project Finance and Corporate and Feasibility departments of the bank. Mr. Kriempardis is an accountant by training and holds a Bachelor's degree in Economics from the Athens University of Economics and Business and a Diploma in Management from the McGill University of Canada. Mr. Kriempardis also serves as chairman of the Audit Committee, chairman of the Compensation Committee and as a member of our Conflicts Committee, is an independent director.

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

Kunihide Akizawa has 40 years of experience in shipping and logistics. Mr. Akizawa started his shipping career in 1982 in Japan with Mitsui O.S.K. Lines, Ltd. He worked in the accounting department, the export department focusing on the Red Sea and Mediterranean areas, the bulk department, and a chartering manager of Skaarup Shipping International Corporation, which was a joint-venture company with Mitsui O.S.K. Lines, Ltd. In 1995, Mr. Akizawa joined ITOCHU Corporation in the logistics division. In 2011, he became President of MarineNet, a subsidiary of ITOCHU Corporation as well as five other major Japanese trading houses. In 2016, he was appointed as President of IMECS Co., Ltd, the ship-owning arm of ITOCHU and full subsidiary. In 2021, he joined Fleet Management Limited as Vice President Business Development. Mr. Akizawa is a graduate of Gakushuin University, Tokyo with a B.A. degree in Economics.

Table of Contents	110

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

Erifyli Tsironi has been our Chief Financial Officer since November 4th, 2021. Ms. Tsironi is also Senior Vice President – Credit Management of Navios Holdings since October 2014. Ms. Tsironi served as Chief Financial Officer of Navios Maritime Containers L.P. since 2019 until completion of the merger with Navios Maritime Partners L.P. in 2021, and as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation in 2018. Ms. Tsironi has 25 years experience in shipping. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE focusing on ship finance. Ms. Tsironi joined the Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager/shipping department in ANZ Investment Bank/ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes (ex Cass) Business School of City University in London.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2021, 2020 and 2019 no amounts were paid to the General Partner.

Officers' Compensation

We were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of the Managers, their compensation is set and paid by the Managers, and we reimburse the Managers for time they spend on the Company's matters pursuant to the Administrative Services Agreement. Under the terms of the Administrative Services Agreement, we reimburse the Managers for the actual costs and expenses they incur in providing administrative support services to us. The amount of our reimbursements to the Managers for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that the Managers pay to such officers. For the years ended December 31, 2021, 2020 and 2019, the fees charged by the Managers for administrative services, was $28.8 million, $13.7 million and $10.4 million, respectively.

Compensation of Directors

Our officers and directors who are also employees of the Managers do not receive additional compensation for their service as directors, other than Ms. Frangou who receives, a fee of $0.15 million per year for acting as a director and as Chairwoman of the Board. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Each non-management director receives a director fee of $0.06 million per year. The Chairman of our Audit Committee and our Compensation Committee receives an additional fee of $0.03 million per year and the Chairman of our Conflicts Committee receives an additional fee of $0.01 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the year ended December 31, 2021, the aggregate annual fees paid to our non-management directors were $0.3 million and $0.2 million was paid to Ms. Frangou for acting as a director and as our Chairwoman of the Board.

Table of Contents	111

In December 2021, the Compensation Committee of Navios Partners authorized and approved a cash payment of $3.3 million to our officers and directors for which all service conditions had been met as of December 31, 2021. Also, the Compensation Committee of Navios Partners authorized and approved an additional $3.3 million cash payment to the directors and officers of the Company subject to fulfillment of certain service conditions in 2022.

In February 2019, December 2019, December 2018 and December 2017, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. Following the NNA Merger, Navios Partners assumed the restricted common units granted in December 2018 and December 2017 to directors and officers of Navios Acquisition, which are based solely on service conditions and vest over four years each, respectively. Upon the NNA Merger, the unvested restricted common units were 11,843 after exchange on a 1 to 0.1275 basis. The fair value of restricted common units is determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2021, 2020 and 2019. As of December 31, 2021, 347,389 restricted common units were vested, cumulatively.

C. Board Practices

Our partnership agreement provides that our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis and such delegation will be binding on any successor general partner of the partnership. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our executive officers and three of our directors also are executive officers and/or directors of Navios Holdings and our Chief Executive Officer is also the Chairwoman and Chief Executive Officer of Navios Holdings.

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as our Class I elected directors and will serve until our annual meeting of unitholders in 2024; one director was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2022; and one director was designated as the Class III elected director and will serve until our annual meeting of unitholders in 2023. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders, as such holders and voting are determined pursuant to our partnership agreement. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units and complies with the requirements in our partnership agreement.

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

We have three committees: an Audit Committee, a Conflicts Committee and a Compensation Committee. Three independent members of our board of directors serve on the Conflicts Committee to review specific matters that the board believes may involve potential conflicts of interest. The Conflicts Committee determines if the resolution of the conflict of interest is fair and reasonable to us.

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

In addition, we have an Audit Committee of three independent directors. One of the members of the Audit Committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our Audit Committee is comprised of Messrs. Serafeim Kriempardis (financial expert), Alexander Kalafatides and Mrs. Orthodoxia Zisimatou.

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

Table of Contents	112

Employees of the Managers, provide assistance to us and our operating subsidiaries pursuant to the Management Agreements and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, our Chief Operating Officer, Mr. Efstratios Desypris,and our Chief Financial Officer, Mrs. Erifili Tsironi, our Secretary, Vasiliki Papaefthymiou, and our Executive Vice President-Business Development, George Achniotis, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings which may cause them to pursue business strategies that disproportionately benefit Navios Holdings or which otherwise are not in our best interests or those of our unitholders. While the amount of time each of them allocate between our business and the business of Navios Holdings varies from time to time depending on various circumstances and the respective needs of the business. We intend, however, to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

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

D. Employees

Employees of the Managers provide assistance to us and our operating subsidiaries pursuant to the Management Agreements and the Administrative Services Agreement.

The Managers crew our vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian, Romanian and Bulgarian officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Managers by local crewing agencies. The crewing agencies handle each seaman's training while the Managers handle their travel and payroll. The Managers require that all of their seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Managers also provide on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. - Major Unitholders and Related Party Transactions”.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of April 1, 2022, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 31, 2022 (60 days after April 1, 2022) through the exercise of any unit option or other right. The percentage disclosed below is based on all outstanding common units (30,197,087), not including general partner units (622,555). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)	1,550,632	5.1%
Efstratios Desypris	*	*
George Achniotis	*	*
Shunji Sasada	*	*
Serafeim Kriempardis	*	*
Kunihide Akizawa	*	*
Alexander Kalafatides	*	*
Orthodoxia Zisimatou	*	*
Erifili Tsironi	—	—
Vasiliki Papaefthymiou	—	—
All directors and officers as a group (7 persons)(2)	1,638,455	5.4%

* Less than 1%

(1)	Excludes units owned by Navios Holdings, on the board of which our Chief Executive Officer, Angeliki Frangou and our Secretary Vasiliki Papaefthymiou, as well as one of our directors, Shunji Sasada, all serve. In addition, Ms. Frangou is Navios Holdings' Chairwoman and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings' Executive Vice President Legal and Mr. Achniotis is Navios Holdings' Chief Financial Officer. Includes 12,750 common units underlying vested options.

(2)  Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common units, other than Angeliki Frangou.

Table of Contents	113

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of April 1, 2022, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 31, 2022 (60 days after April 1, 2022) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding units of 30,197,087 common units. There are also 622,555 general partner units outstanding which are not included in the ownership table below. The general partner units are held by Olympos Maritime Ltd., which represents a 2.0% ownership interest in Navios Partners based on all outstanding common units and general partner units. For more information on our general partner, please read “Item 7. B. Unitholders and Related Party Transactions”.

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	3,183,199	10.5%
Pilgrim Global ICAW(3)	1,883,084	6.2%
Angeliki Frangou(4)	1,550,632	5.1%

(1)	The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on October 26, 2021 and includes 216,054 shares directly owned by Navios Holdings and over which it has sole voting and dispositive power and 2,967,145 shares directly owned by wholly-owned subsidiaries of Navios Holdings, over which Navios Holdings has shared voting and dispositive power.
(2)	Navios Holdings is a public company controlled by its board of directors, which consists of the following eight members: Angeliki Frangou, Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, Efstathios Loizos and Michael Pearson.
(3)	The number of common units beneficially owned is based on the information disclosed on the Schedule 13G filed with the SEC on February 11, 2022.
(4)	The number of common units beneficially owned is based on the information disclosed on the Schedule 13D filed with the SEC on October 26, 2021.

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

As of April 1, 2022, we had at least 42 common unit holders of record, 10 of which were located in the United States and held an aggregate of 25,778,769 of our common units, representing approximately 85% of our outstanding common units. However, one of the U.S. common unit holders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 25,775,948 of our common units as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

Table of Contents	114

B. Related Party Transactions

As of December 31, 2021, there were 30,197,087 outstanding common units and all 622,555 outstanding general partnership units. Navios Holdings currently beneficially owns 3,183,199 common units, which represents a 10.3% ownership interest in us based on the currently outstanding common and general partnership units of 30,819,642. In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Partners to an entity affiliated with the Company's Chairwoman and Chief Executive Officer. Thereafter, Olympos Maritime Ltd., an entity affiliated with our Chairwoman and Chief Executive Officer, holds the general partner interest which represents a 2.0% ownership interest in us based on all outstanding common units and general partner units. Our general partner's ability, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, means that our Chairwoman and Chief Executive Officer, together with her affiliates, has the ability to exercise influence regarding our management.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30.0 million. In February 2019, Navios Partners was required to fund the amount of $4.0 million under Navios Europe I's Revolving Loan (see Note 20 — Investment in Affiliates to our consolidated financial statements, included elsewhere in this Annual Report).

On November 22, 2019, an agreement was reached to liquidate Navios Europe I before its original expiring date. On November 26, 2019 a Share Purchase Agreement was entered between Navios Europe Inc. and Navios Maritime Operating LLC (a wholly owned subsidiary of Navios Partners). The transaction was completed on December 13, 2019.

As a result of the Europe I liquidation, Navios Partners acquired 100% of the stock of the five container vessels owning companies of Navios Europe I with a fair value of $56.1 million, and working capital balances of $14.4 million including cash at banks of $12.9 million, in satisfaction of its receivable balances in the amount of (i) approximately $19.0 million representing the Revolving Loan, term loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Investments in affiliates”, “Due/to from related parties” and “Loans receivable from affiliates”; and (ii) approximately $34.2 million representing the previously transferred rights of Navios Holdings to the Navios Europe I's term loans and Navios Revolving Loans I (including the respective accrued receivable interest), of which $4.8 million was presented under “Notes receivable from affiliates” and $29.4 million presented contra equity. Furthermore, Navios Partners has assumed $17.2 million of Navios Europe I senior loan.

Following the liquidation of Navios Europe I, there was no balance due from Navios Europe I as of each of December 31, 2021 and 2020.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners previously made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 20 — Investment in Affiliates to our consolidated financial statements, included elsewhere in this Annual Report).

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

As a result of the Europe II liquidation, Navios Partners acquired 100% of the stock of five dry bulk vessels owing companies of Navios Europe II with a fair value of $56.1 million and working capital balances of $(2.7) million. The acquisition was funded through a new credit facility (Note 11—Borrowings) and cash on hand for total of $36.1 million and the satisfaction of its receivable balances in the amount of approximately $17.3 million representing the Revolving Loan, term loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the liquidation of Navios Europe II, there was no balance due from Navios Europe II as of December 31, 2021 and December 31, 2020.

Table of Contents	115

Navios Containers

As of December 31, 2020 and 2019, Navios Partners held 11,592,276 common units, representing an ownership interest in Navios Containers of 35.7% and 33.5% respectively. Based on the Company's evaluation of the duration and magnitude of the fair value decline for approximately twelve months as of December 31, 2019, the Company concluded that the decline in the fair value of its investment below its carrying value was not temporary and therefore, an OTTI loss of $42.6 million was recognized as of December 31, 2019 presented under the caption “Equity in net Earnings of affiliates”, in the Consolidated Statement of Operations, being the difference between the fair value of $25.0 million and the carrying value of the investment of $67.6 million. Total pre-OTTI equity method investment income of $1.1 million and $2.5 million was recognized for the years ended December 31, 2020 and 2019, respectively.

The fair value of Navios Partners' equity investment in Navios Containers was based on unadjusted quoted prices in active markets for Navios Containers' common units. The fair value of Navios Partners' equity investment in Navios Containers as at December 31, 2020 was $47.5 million compared with its carrying value of $26.2 million.

On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company would acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company. The NMCI Merger was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The General Partner of Navios Containers had consented to the NMCI Merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction was completed on March 31, 2021. Pursuant to the NMCI Merger, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to our consolidated financial statements, included elsewhere in this Annual Report). Following the exercise of the Second Merger, Navios Containers merged with and into Navios Maritime Containers Sub LP, with Navios Maritime Containers Sub LP continuing as the surviving partnership, and Migen Shipmanagement Ltd, a wholly owned subsidiary of Navios Partners, became Navios Containers’ general partner.

Upon completion of the NMCI Merger on March 31, 2021, beginning from April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ Consolidated Statements of Operations.

Navios Acquisition

On August 25, 2021 (date of obtaining control), Navios Partners purchased 44,117,647 newly issued shares of Navios Acquisition, thereby acquiring a controlling interest of 62.4% in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021.

On October 15, 2021, Navios Partners completed the NNA Merger and as a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the NNA merger agreement, each outstanding common unit of Navios Acquisition that was held by a stockholder other than Navios Partners, was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition. Pursuant to the issuance of the common units, Navios Partners issued 69,147 general partner units, resulting in net proceeds of $1.9 million (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to our consolidated financial statements, included elsewhere in this Annual Report).

Table of Contents	116

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

The Omnibus Agreement

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

Table of Contents	117

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
(3)	prevent us or any of our subsidiaries from acquiring, operating or chartering a Non-Panamax or Non-Capesize Drybulk Carrier if Navios Holdings has previously advised us that it consents to such acquisition, operation or charter.
Table of Contents	118

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

Table of Contents	119

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

Management Agreements

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

In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The vessel operating expenses, excluding drydocking expenses were: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

In August 2019, Navios Partners , Navios Containers and Navios Acquisition extended the duration of their existing Management Agreements with the Managers until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee equal to the fees charged for the full calendar year preceding the termination date by Navios Partners, in the event the Management Agreements are terminated on or before December 31, 2024.

Table of Contents	120

Following a subsequent amendment to the Management Agreement on December 13, 2019, the vessel operating expenses agreed were: (a) Until December 31, 2019, a fixed daily fee of (i) $4,325 per owned Panamax Vessel, (ii) $4,225 per Ultra-Handymax Vessel, (iii) $5,250 per owned Capesize Vessel, (iv) $6,700 per owned 6,800TEU container vessel, (v) $6,100 per owned container vessel of 1,000TEU to 3,400TEU, payable on the last day of each month; (b) commencing from January 1, 2020, a fixed daily fee of (i) $4,450 per owned Panamax Vessel, (ii) $4,350 per Ultra-Handymax Vessel, (iii) $5,410 per owned Capesize Vessel, (iv) $6,900 per owned 6,800TEU Container Vessel, (v) $6,100 per owned container vessel of 1,000TEU to 3,400TEU, payable on the last day of each month for two years (months one to twenty-four).

The Management Agreements also provide for a technical and commercial management daily fee of $50 per vessel and an annual increase of 3% of the fixed daily fee per vessel, unless otherwise agreed, commencing from January 1, 2022. Drydocking expenses are reimbursed at cost for all vessels.

Following the completion of the NMCI Merger, the fleet of Navios Containers is included in Navios Partners’ owned fleet (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to our consolidated financial statements, included elsewhere in this Annual Report). As per the terms of the Navios Containers management agreement with the Manager (“the NMCI Management Agreement”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6,215 daily rate per Containership of TEU 3,000 up to 4,999, respectively; (b) $7,780 daily rate per Containership of TEU 8,000 up to 9,999, respectively; and (c) $8,270 daily rate per Containership of TEU 10,000 up to 11,999, respectively. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to our consolidated financial statements, included elsewhere in this Annual Report). As per the Navios Acquisition management agreement with Tankers Manager (the “NNA Management Agreement”), vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,650 per day per VLCC. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

The Management Agreements may be terminated, prior to the end of its term by us upon 120 days' notice if there is a change of control of the Managers, or by the Managers upon 120 days' notice if there is a change of control of us or our general partner. In addition, the Management Agreements may be terminated by us or by the Managers upon 120 days' notice if:

•	the other party breaches the agreement;
•	a receiver is appointed for all or substantially all of the property of the other party;
•	an order is made to wind up the other party;
•	a final judgment or order that materially and adversely affects the other party's ability to perform the Management Agreements is obtained or entered and not vacated or discharged; or
•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Management Agreements, the Management Agreements may be terminated prior to the end of its term by us or by the Managers upon 365 days' notice for any reason other than those described above.

In addition to the fixed daily fees payable under the Management Agreements, the Management Agreements provide that the Managers are entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;
•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;
•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;
•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Managers;
•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Managers, their employees or its agents, unless and to the extent otherwise covered by insurance);
•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;
•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;
•	any taxes, dues or fines imposed on the vessels or the Managers due to the operation of the vessels;
•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and
•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Managers as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Under the Management Agreements, neither we nor the Managers are liable for failure to perform any of our or its obligations, respectively, under the Management Agreements by reason of any cause beyond our or their reasonable control.

In addition, the Managers have no liability for any loss arising in the course of the performance of the commercial and technical management services under the Management Agreements unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Managers or their employees, in which case (except where such loss has resulted from the Managers; intentional personal act or omission and with knowledge that such loss would probably result) the Managers’ liability is limited to $3.0 million for each incident or series of related incidents.

Table of Contents	121

Further, under our Management Agreements, we have agreed to indemnify the Managers and their employees and agents against all actions which may be brought against them under the Management Agreements including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or their employees or agents, or any breach of the Management Agreements by the Managers.

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

Table of Contents	122

General and Administrative Expenses

Total general and administrative expenses charged by the Managers for each of the years ended December 31, 2021, 2020 and 2019, amounted to $28.8 million, $13.7 million and $10.4 million, respectively.

Vessel Operating Expenses

Pursuant to the Management Agreements the Managers provide commercial and technical management services to Navios Partners' vessels for a daily fee of: (a) $4,450 daily per Panamax Vessel; (b) $4,350 daily per Ultra-Handymax Vessel; (c) $5,410 daily per Capesize Vessel; (d) $6,100 daily per owned container vessel of 1,000TEU to 3,400TEU; (e) $6,215 daily rate per Containership of TEU 3,000 up to 4,999; (f) $6,900 daily per 6,800 TEU Containership; (g) $7,780 daily rate per Containership of TEU 8,000 up to 9,999; (h) $8,270 daily rate per Containership of TEU 10,000 up to 11,999; (i) $6,825 per day per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7,225 per day per LR1 product tanker vessel; and (k) $9,650 per day per VLCC. The agreements also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

During the years ended December 31, 2021 and 2020 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under the Company's Management Agreements, amounted to $11.4 million and $3.4 million, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the Consolidated Statements of Cash Flows. During year ended December 31, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $5.8 million are presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations. During year ended December 31, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $2.0 million are presented under the caption of “Other expense” in the Consolidated Statements of Operations.

Vessel operating expenses for the years ended December 31, 2021, 2020 and 2019, amounted to $191.4 million, $93.7 million and $68.2 million, respectively.

Please read “Item 7. B. Unitholders and Related Party Transactions. Management Agreements” for a full description of the management fees for the years ended December 31, 2021, 2020 and 2019.

Balance due from/(to) related parties: Balance due from related parties (both short and long term) as of December 31, 2021 and December 31, 2020 amounted to $35.2 million and $5.0 million, respectively, of which the current receivable was $0 and $5.0 million, respectively and the long-term receivable was $35.2 million, and $0, respectively. The balance as of December 31, 2020, consisted of the receivable from the Navios Holdings Guarantee of $5.0 million. Balance due to related parties, short-term as of December 31, 2021 and December 31, 2020 amounted to $64.2 million and $36.0 million, respectively, and mainly consisted of payables to the Managers. The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreement.

Other

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. In April 2021, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of December 31, 2021 and 2020, the outstanding claim receivable amounted to $0 million and $5.0 million. The guarantee claim receivable presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of December 31, 2020.

On March 31, 2021, Navios Partners completed the NMCI Merger. Navios Partners accounted for the NMCI Merger “as a business combination achieved in stages”, which results in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers was remeasured to its fair value at March 31, 2021, the date the controlling interest was acquired and the resulting gain was recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction was allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the NMCI Merger. The excess of the fair value of the identifiable net assets acquired of $342.7 million over the total purchase price consideration of $298.6 million, resulted in a bargain purchase gain of $44.1 million. The transaction resulted in a bargain purchase gain as a result of the share price of Navios Containers trading at a discount to their net asset value (“NAV”). Upon completion of the NMCI Merger on March 31, 2021, beginning from April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ Consolidated Statements of Operations.

On August 25, 2021 (date of obtaining control), Navios Partners purchased 44,117,647 newly issued shares of Navios Acquisition, thereby acquiring a controlling interest of 62.4% in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021.

Table of Contents	123

On October 15, 2021, Navios Partners completed the NNA Merger and as a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

Navios Partners accounted for the control obtained “as a business combination”, which resulted in the application of the “acquisition method,” as defined under ASC 805, Business Combinations, as well as the recognition of the equity interest in Navios Acquisition not held by Navios Partners to its fair value at the date the controlling interest is acquired by Navios Partners as noncontrolling interest on the consolidated balance sheet. The excess of the fair value of Navios Acquisition’s identifiable net assets acquired of $211.6 million over the fair value of the consideration transferred of $150.0 million and the fair value of the noncontrolling interest of $57.6 million, resulted in a bargain gain upon obtaining control of $4.0 million.

The fair value of the consideration of $150.0 million has been treated as deemed contribution with an equal increase in total partner’s capital. The fair value of the noncontrolling interest was determined by using Navios Acquisition’s closing price of $2.17 as of August 25, 2021 (date of obtaining control).

General partner and Navios Holdings: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with Navios Holdings’ Chairwoman and Chief Executive Officer, Angeliki Frangou.

As of December 31, 2021, there were outstanding 30,197,087 common units and 622,555 general partnership units. Navios Holdings held a 10.3% ownership interest in Navios Partners, represented by 3,183,199 common units. Olympos Maritime Ltd. held an ownership interest of 2.0% represented by all 622,555 outstanding general partner units.

Acquisition of vessels:

2021

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30.0 million.

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58.0 million.

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28.6 million (including $0.1 million capitalized expenses).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55.5 million.

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39.3 million (including $0.1 million capitalized expenses), including working capital balances of $(5.8) million.

2020

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51.0 million, including working capital balances of $(4,4) million. The acquisition was funded through a new credit facility of $33.0 million (see Note 11 — Borrowings to our consolidated financial statements, included elsewhere in this Annual Report) and the balance of $13.6 million seller’s credit by Navios Holdings was repaid on October 2, 2020, presented under the caption “Payable to affiliated company” in the Consolidated Statements of Cash Flows.

Table of Contents	124

2019

On November 26, 2019, Navios Partners entered into a share purchase agreement for the acquisition of five containerships, following the liquidation of Navios Europe I. The vessels were acquired on December 13, 2019 (see Note 7 — Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).

On November 25, 2019, Navios Partners entered into a share purchase agreement for the acquisition of three Panamax and one Ultra-Handymax drybulk vessels from an entity affiliated with its Chaiworman and CEO for $37.0 million (plus working capital adjustment) in a transaction approved by the Conflicts Committee of the Board of Directors of Navios Partners. The vessels were acquired on December 16, 2019 (see Note 7 — Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45.0 million. As of the date hereof, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date hereof. The facility bears interest at the rate of 11.50% per annum. As of December 31, 2021, the outstanding balance of $45.0 million was eliminated upon consolidation.

Loan payable to affiliated company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp. (“NSM”), an entity affiliated with our Chairwoman and Chief Executive Officer, for a loan of up to $100.0 million to be used for general corporate purposes (the “NSM Loan Agreement”). The loan would be repayable in two years and bears interest at a rate of 11% per annum, payable quarterly. Navios Acquisition may elect to defer all scheduled capital and interest payments, in which case the applicable interest rate is 12.5% per annum.

In August 2021, Navios Acquisition entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the NSM Loan Agreement. The Supplemental Loan Agreement provided for: (i) the issuance of 8,823,529 newly-issued shares of common stock of Navios Acquisition in settlement of $30.0 million of the outstanding balance of the NSM Loan Agreement; and (ii) the repayment of $35.0 million of the outstanding balance of the NSM Loan Agreement in cash as of the date of the Supplemental Loan Agreement and the repayment in cash on January 7, 2022 of the remainder of the outstanding balance of the NSM Loan Agreement, of approximately $33.1 million.

On December 23, 2021, the outstanding amount of $33.1 million was repaid. As of December 31, 2021, there was no outstanding balance of the NSM Loan Agreement. Upon completion of the NNA Merger, the newly-issued shares of common stock of Navios Acquisition were converted into common units of Navios Partners on the same terms as is applicable to other outstanding shares of common stock of Navios Acquisition.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings

On March 13, 2020, two purported holders of the Navios Conainers’s common units commenced a lawsuit in the United States District Court for the Southern District of New York captioned The Mangrove Partners Master Fund, Ltd. et al v. Navios Containers, Case No. 1:20-cv-02290-LJL. In the suit, the plaintiffs allege that Navios Containers breached its’ limited partnership agreement and the Marshall Islands Limited Partnership Act, in each case based on an alleged refusal by Navios Containers to provide to the plaintiffs certain non-public books and records of Navios Containers. On July 20, 2020, the plaintiffs amended their complaint to add Navios Containers’ CEO as a named defendant, and added two additional causes of actions; one for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and one for common law fraud, and the plaintiffs sought, among other things, damages, fees, expenses, rescission, and an order requiring Navios Containers to furnish the requested records to the plaintiffs. On September 25, 2020, the named defendants moved to dismiss the amended complaint, which resulted in plaintiffs filing a second amended complaint that further added two additional causes of actions (one for fraudulent inducement and one for negligent misrepresentation) and sought the same relief as requested in the first amended complaint. The named defendants moved to dismiss the second amended complaint on January 15, 2021, and briefing was completed on March 2, 2021. On July 13, 2021, prior to any ruling on the motion to dismiss, the parties filed with the court a stipulation of dismissal with prejudice pursuant to a confidential settlement, thereby concluding the matter.

On August 31, 2016, Hanjin Shipping Co. (“Hanjin”) filed for rehabilitation. We had two Capesize vessels chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September 2016, both vessels were redelivered to our commercial management and were rechartered to third parties. We had filed claims to the Seoul Central District Court for the lost revenues in accordance with the rehabilitation process. Rehabilitation proceedings were cancelled on February 2, 2017 and Hanjin entered into liquidation on February 17, 2017. Our claims were registered in the rehabilitation proceedings on October 24, 2016 and would be assessed during the bankruptcy proceedings. In October 2020, we were advised that the bankruptcy claim regarding vessel Navios Buena Ventura was dismissed by the bankruptcy Court. The relevant court is still assessing the claim regarding the Navios Luz. We have fully provided for these amounts in our books (see Note 2(f) — Summary of Significant Accounting Policies to our consolidated financial statements, included elsewhere in this Annual Report).

We are not involved in any other legal proceedings or aware of any proceedings against us, or contemplated to be brought against us that we believe would have a material adverse effect on our business, financial position, results of operations and liquidity.

Table of Contents	125

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

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

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

Table of Contents	126

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

In April 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2021 of $0.05 per unit. The distribution was paid on May 14, 2021 to all unitholders of common units and general partner units of record as of May 11, 2021. The aggregate amount of the declared distribution was $1.1 million.

In July 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2021 of $0.05 per unit. The distribution was paid on August 12, 2021 to all unitholders of common units and general partner units of record as of August 9, 2021. The aggregate amount of the declared distribution was $1.4 million.

In October 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2021 of $0.05 per unit. The distribution was paid on November 12, 2021 to all unitholders of common units and general partner units of record as of November 8, 2021. The aggregate amount of the declared distribution was $1.5 million.

In January 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2021 of $0.05 per unit. The distribution was paid on February 11, 2022 to all unitholders of common units and general partner units of record as of February 9, 2022. The aggregate amount of the declared distribution was $1.5 million.

During the years ended December 31, 2021, 2020 and 2019 the aggregate amount of cash distribution paid was $4.6 million, $7.9 million and $13.6 million, respectively.

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

Table of Contents	127

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders our general partner and the holder of our incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% ownership interest.

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

In August 2019, Navios Holdings sold the general partnership interests in the Company to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company's Chairwoman and Chief Executive Officer. The incentive distribution rights remained with Navios GP L.L.C.

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

Table of Contents	128

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19. Except as otherwise indicated, please read “Item 5. Operating and Financial Review and Prospects - Trends and Factors Affecting Our Future Results of Operations - Liquidity and Capital Resources - Credit Facilities – Financial Liabilities” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Navios Acquisition Omnibus Agreement, dated as of May 28, 2010, among Navios Partners, Navios Acquisition and Navios Holdings. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Navios Midstream Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Maritime Midstream Partners L.P., Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., Navios Maritime Acquisition Corporation and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Navios Containers Omnibus Agreement, effective as of June 7, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc.
•	Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
Table of Contents	129

•	Amendment No. 4 to Management Agreement dated August 29, 2014, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 5 to Management Agreement dated February 10, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 6 to Management Agreement dated May 4, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 8, to Management Agreement dated November 14, 2017, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 9 to Management Agreement dated August 28, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 10 to Management Agreement dated December 13, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 4 to Management Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Management Agreement dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

Table of Contents	130

•	Amendment to the Management Agreement dated May 4, 2012, between Navios Acquisition and Navios Tankers Manager Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment to the Management Agreement dated May 14, 2014, between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Seventh Amendment to the Management Agreement, dated as of December 13, 2019, by and between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Eighth Amendment to the Management Agreement, dated as of June 26, 2020, by and between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Continuous Offering Program Sales Agreement, dated November 18, 2016, between Navios Partners and S. Goldman Capital LLC. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.
•	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC.
•	Amendment No. 2 to Continuous Offering Program Sales Agreement, dated August 3, 2020, with S. Goldman Capital LLC.
•	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.
•	Loan Agreement for a $44.0 million term loan, dated July 31, 2018, among Navios Partners and DVB Bank S.E.
•	Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited and Coasters Ventures Ltd., as joint and several borrowers; the Banks and Financial Institutions listed in Schedule 1 therein, as Lenders; NIBC Bank N.V., as Mandated Lead Arranger; and NIBC Bank N.V., as Agent and Security Trustee.
•	Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., and Customized Development S.A., as joint and several Borrowers; guaranteed by Navios Maritime Partners L.P., as Guarantor; arranged by DVB Bank SE, as Arranger; with DVB Bank SE, acting as Facility Agent; DVB Bank SE, acting as Security Agent; and DVB Bank SE, acting as Account Bank.
•	Facility Agreement, dated April 5, 2019, by and among Joy Shipping Corporation, Avery Shipping Corporation, DNB Bank ASA and the Bank and Insitutions listed therein.
•	Deed of Accession, Amendment, Release and Restatement, dated April 9, 2019, relating to the Loan Agreement, dated June 26, 2017, by and among Casual Shipholding Co., Wave Shipping Corp. and Ammos Shipping Corp., Navios Maritime Partners L.P., Navios Maritime Operating L.L.C., Navios ShipManagement Inc., and BNP Paribas and BNP Paribas (Suisse) SA.

Table of Contents	131

•	Facility Agreement, dated July 4, 2019, by and among Chilali Corp., Surf Maritime Co., Pandora Marine Inc., Micaela Shipping Corporation and Credit Agricole Corporate Investment Bank
•	Facility Agreement, dated September 26, 2019, by and among Alegria Shipping Corporation, Andromeda Shiptrade Limited, Aurora Shipping Enterprises Ltd., Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Hyperion Enterprises Inc., Kymata Shipping Co., Orbiter Shipping Corp., Pearl Shipping Corporation, Rubina Shipping Corporation, Seymour Trading Limited, Topaz Shipping Corporation, Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee, and the banks and financial institutions listed therein.
•	Facility Agreement, dated December 12, 2019, by and among Oceanus Shipping Corporation, Cronus Shipping Corporation, Leto Shipping Corporation, Dionysus Shipping Corporation, Prometheus Shipping Corporation, and ABN Amro Bank N.V. as agent and security trustee, and the Banks and Institutions listed therein.
•	Supplemental Agreement, dated July 2, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein.

•	Second Supplemental Agreement, dated September 30, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein.
•	Form of Amended and restated Facility Agreement, dated December 16, 2019, by and among Camelia Shipping Inc., Amaryllis Shipping Inc., Azalea Shipping Inc., Anthos Shipping Inc., and Dory Funding DAC as agent and security agent, and the financial institutions listed therein.
•	Facility Agreement, dated June 25, 2020, by and among Cronus Shipping Corporation, Dionysus Shipping Corporation, Oceanus Shipping Corporation and Prometheus Shipping Corporation, and Hellenic Bank Public Company Limited as lender, arranger, agent, and security trustee.
•	Facility Agreement, dated June 26, 2020, by and among Navios Partners and ABN Amro Bank N.V. as Agent and as Security Trustee and the financial institutions listed therein.
•	Facility Agreement, dated September 28, 2020, by and among Emery Shipping Corporation and Rondine Management Corp., and Crédit Agricole Corporate and Investment Bank as lender, arranger, agent, and security trustee.
•	Facility Agreement, for a term loan facility, dated March 23,2021, by and among Emery Shipping Corporation, Mandora Shipping Ltd., Rondine Management Corp. and Solagne Shipping Ltd. as borrowers and Credit Agricole Corporate and Investment Bank as lender, arranger, agent and account bank trustee.• Facility Agreement, for a term loan facility, dated April 28, 2021, by and among Buff Shipping Corporation, Brandeis Shipping Corporation, Ammos Shipping Corp. and Wave Shipping Corp. as borrowers and BNP Paribas as lender, agent and security trustee.
•	Facility Agreement, dated May 11, 2021, by and among Rubina Shipping Corporation, Topaz Shipping Corporation, Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Kymata Shipping Co., Pearl Shipping Corporation, Andromeda Shiptrade Limited, Alegria Shipping Corporation, Aurora Shipping Enterprises Ltd., Hyperion Enterprises Inc., Orbiter Shipping Corp., Camelia Shipping Inc. and Balder Maritime Ltd. as borrowers and Hamburg Commercial Bank AG as lender, agent, mandated lead arranger and security trustee, and the banks and financial institutions listed therein.
•	Facility Agreement, for a term loan facility, dated June 17, 2021, by and among Anthos Shipping Inc., Azalea Shipping Inc., Fandango Shipping Corporation, Flavescent Shipping Corporation, Sunstone Shipping Corporation and Zaffre Shipping Coproration as borrowers and National Bank of Greece as lender.
•	Facility Agreement, for a term loan facility, dated August 19, 2021, by and among Aramis Navigation Inc. as borrowers and DNB (UK) LIMITED as lender and Mandated Lead Arranger, DNB Bank ASA, London Branch as Facility Agent, Security Agent and Sustainability Agent.
•	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 07, 2021, by and among Navios Maritime Acquisition Corporation as released borrower, Navios Maritime Partners L.P. as new borrower, the banks and financial institutions listed therein as lenders, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee.
•	Facility Agreement, for a term loan facility, dated December 13, 2021, by and among Tinos Shipping Corporation, Psara Shipping Corporation, Oinousses Shipping Corporation, Joy Shipping Corporation and Avery Shipping Company as borrowers and DNB (UK) LIMITED as lender and Mandated Lead Arranger, DNB Bank ASA, London Branch as Facility Agent, Security Agent and Sustainability Agent.
Table of Contents	132

•	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 13, 2021, by and among Zakynthos Shipping Corporation, Delos Shipping Corporation, Kerkyra Shipping Corporation, Alkmene Shipping Corporation, Persephone Shipping Corporation and Chernava Marine Corp., Navios Maritime Acquisition Corporation as released guarantor, Navios Maritime Partners L.P. as new guarantor, the banks and financial institutions listed therein as lenders, and BNP Paribas and Crédit Agricole Corporate and Investment Bank as Lenders and Mandated Lead Arrangers and BNP Paribas as agent and security trustee
•	Facility Agreement dated March 28, 2022, by and among Esmeralda Shipping Corporation, Proteus Shiptrade SA and Triangle Shipping Corporation as borrowers and ABN AMRO Bank N.V. as lender, agent and security trustee
•	Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., as buyers and bareboat owners, and Perigiali Navigation Limited, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Beaufiks.
•	Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A. as buyer and bareboat owner, and Fantastiks Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Fantastiks.
•	Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A. as buyers and bareboat owners, and Casual Shipholding Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sol.
•	Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius.
•	Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc.as buyers and bareboat owners, and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Ace.
•	Bareboat Charters and Memorandum of Agreements, dated June 18, 2021, between Mi-Das Line S.A. as buyer and bareboat owner and Lavender Shipping Corporation and Nostos Shipmanagement Corp. as sellers and bareboat charterers, providing for the sale and leaseback of the Navios Ray and the Navios Bonavis.
•	Bareboat Charter and Memorandum of Agreement, dated August 16, 2021, between Batanagar Shipping Corporation, as buyer and bareboat owner, and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Pollux.
•	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the Navios Amaranth and Navios Amarillo, respectively.
•	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the Navios Delight, Navios Destiny, Navios Devotion, Navios Domino and Navios Verde, respectively.
•	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Matson Oahu (ex-Navios Verano) and Navios Vermillion, respectively.
•	Bareboat Charters and Memoranda of Agreement by and between Xiang L44 Hk International Ship Lease Co., Limited, Xiang L45 Hk International Ship Lease Co., Limited,, Xiang L46 Hk International Ship Lease Co., Limited and Xiang L47 Hk International Ship Lease Co., Limited wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Vythos Marine Corp., Nefeli Navigation S.A., Fairy Shipping Corporation and Limestone Shipping Corporation dated March 11, 2020, providing for the sale and leaseback of the Navios Constellation, the Navios Unison, the Navios Utmost and the Navios Unite.
Table of Contents	133

•	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 03, 2018, by and among Navios Maritime Containers LP as released borrower, Navios Maritime Partners L.P. as new borrower, ABN Amro Bank N.V as lenders, agent and security trustee.
•	Loan Agreement, dated June 26, 2019, of up to $54.0 million, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A., Crayon Shipping Ltd, Inastros Maritime Corp. and Jasmer Shipholding Ltd, as borrowers, BNP Paribas, as lender, as agent and security trustee.
•	Loan Agreement, dated June 25, 2020, of up to $20.8 million, among Aphrodite Shipping Corporation and Dione Shipping Corporation, as borrowers, Eurobank S.A., as agent, arranger, and security agent, and the Banks and Financial Institutions listed therein.
•	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the Nave Atria, Nave Aquila, Nave Bellatrix and Nave Orion respectively.
•	Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively.
•	Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively.
•	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar.
•	Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T103 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T105 HK International Ship Lease Co., Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Skopelos Shipping Corporation, Ios Shipping Corporation, Antikithira Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Ariadne, Nave Cielo, Nave Equator, Bougainville, Nave Pyxis, and Nave Atropos, respectively.

•	Bareboat Charter and Memorandum of Agreement, dated June 12, 2020, for the sale and leaseback transaction among Great Rhodes Limited, Great Skyros Limited, Great Crete Limited and Great Rhea Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Rhodes Shipping Corporation, Skyros Shipping Corporation, Crete Shipping Corporation and Rhea Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Cassiopeia, Nave Sextans, Nave Cetus and Perseus N, respectively
•	Agreement and Plan of Merger, dated December 31, 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Partners L.P., Navios Acquisition Merger Sub. Inc. and Navios Maritime Acquisition Corporation. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

D. Exchange controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Marshall Islands, Liberia, Malta, British Virgin Islands, the countries of incorporation of Navios Partners and its subsidiaries that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Certificate of Formation and Limited Partnership Agreement.

Table of Contents	134

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

This discussion is based upon provisions of the Internal Revenue Code (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this filing and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. For example, the current U.S. Administration has set forth several tax proposals that would, if enacted, make significant changes to U.S. tax laws. Such proposals include, but are not limited to, an increase in the U.S. federal income tax for long-term capital gain for certain taxpayers with income in excess of a threshold amount. The U.S. Congress may consider, and could include, some or all of these proposals in connection with any tax legislation. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

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

Table of Contents	135

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),
•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

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

Table of Contents	136

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

Table of Contents	137

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

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.”Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common units would not apply to the U.S. Holder's deemed ownership of the stock of such subsidiary.

Table of Contents	138

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

In January 2022, the U.S. Department of Treasury issued proposed regulations concerning PFICs. If the proposed regulations are finalized, they may affect eligibility requirements to make a QEF election or a mark-to-market election.

Controlled Foreign Corporation

Although we believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2021, or at any time during 2021, tax rules enacted by the 2017 Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future. As of December 31, 2021, Navios Holdings beneficially owned 10.5% of our common units both directly and indirectly through wholly owned subsidiaries. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of these equity interests for purposes of determining whether we are a CFC. If, in the future, U.S. Holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10% or more of our equity (by vote or value) would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly or constructively, we would become a CFC.

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

Table of Contents	139

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

Table of Contents	140

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

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses, thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2021, the value of the U.S. dollar as compared to the Euro increased by approximately 8.3% compared with the respective value as of December 31, 2020.

Interest Rate Risk

Bank borrowings under our credit facilities bear interest at a rate based on a premium over U.S. LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2021, 2020 and 2019, we paid interest on our outstanding debt at a weighted average interest rate of 4.1%, 4.5% and 6.7%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2021, 2020 and 2019 by $7.9 million, $4.3 million and $4.4 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2021, Singapore Marine represented approximately 14.5% of our total revenues. For the year ended December 31, 2020, HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. For the year ended December 31, 2019, HMM, Swissmarine and Cargill represented approximately 25.9%, 12.3% and 10.9%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. In April 2021, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of December 31, 2021 and 2020, the outstanding claim receivable amounted to $0 and $5.0 million. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of December 31, 2020.

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

Table of Contents	141

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2021.

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

Navios Partners' management assessed the effectiveness of Navios Partners' internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2021, Navios Partners' internal control over financial reporting was effective based on those criteria.

Navios Partners' independent registered public accounting firm has issued an attestation report on Navios Partners' internal control over financial reporting.

C. Attestation report of the registered public accounting firm

Navios Partners' independent registered public accounting firm has issued an audit report on Navios Partners' internal control over financial reporting. This report appears on Page F-4 of the consolidated financial statements.

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

Table of Contents	142

Item 16B. Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners' website at www.navios-mlp.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2021 and 2020 were Ernst & Young Hellas S.A. and PricewaterhouseCoopers S.A., respectively. The audit fees for each of the audit of the years ended December 31, 2021 and 2020 were $0.5 million and $0.3 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2021 and 2020.

Tax Fees

There were no tax fees billed in 2021 and 2020.

Other Fees

There were no other fees billed in 2021 and 2020.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2021.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company's common units over a two year period. Common unit repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by Navios Partners' management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number of common units and could have been suspended or reinstated at any time in Navios Partners' discretion and without notice. Repurchases were subject to restrictions under Navios Partners' credit facilities. As of December 31, 2021, since the commencement of the common unit repurchase program, Navios Partners repurchased and cancelled 312,952 common units, for a total cost of approximately $4.5 million. There were no repurchases during the year ended December 31, 2021, and the program expired in January 2021. The Company may in the future enact new repurchase programs if the Board of Directors deems it advisable for the Company.

Item 16F. Change in Registrant's Certifying Accountant

On April 23, 2021, we appointed Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (“Ernst & Young”) as the Company’s independent auditor for the fiscal year ending December 31, 2021, and dismissed PricewaterhouseCoopers S.A. as our independent auditor.

Our appointment of Ernst & Young and dismissal of PricewaterhouseCoopers S.A. was approved by our audit committee.

The information required to be disclosed pursuant to this Item 16F was previously reported on Form 6-K, filed with the SEC on May 18, 2021.

Table of Contents	143

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

Item 16H. Mine Safety Disclosures

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of Ernst & Young, Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-58.

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(2)

1.3	Articles of Incorporation of Olympos Maritime Ltd.*

1.4	Bylaws of Olympos Maritime Ltd.*

2.1	Description of the rights of each class of securities registered under Section 12 of the Exchange Act (45)

4.1	Omnibus Agreement, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P.(1)

4.1.1	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(3)

4.2	Acquisition Omnibus Agreement(4)

4.3	Navios Midstream Omnibus Agreement(5)

4.4	Navios Containers Omnibus Agreement(6)

4.5	Management Agreement with Navios ShipManagement Inc.(1)

4.5.1	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.5.2	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(8)

4.5.3	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(9)

4.5.4	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(10)

4.5.5	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(11)

4.5.6	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(12)

4.5.7	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007(13)

4.5.8	Amendment No. 8, dated November 14, 2017, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(14)

4.5.9	Amendment No. 9 dated August 28, 2019, to the Management Agreement, dated November 16, 2007 between Navios Maritime Partners L.P. and Navios ShipManagement Inc. (15)

4.5.10	Amendment No. 10, dated December 13, 2019, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P and Navios ShipManagement Inc.(16)

4.6	Management Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.1	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.2	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.3	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

Table of Contents	144

4.6.4	Amendment No. 4 to Management Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc.(18)

4.7	Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc.(19)

4.7.1	Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc.(20)

4.7.2	Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(21)

4.7.3	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(22)

4.7.4	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(23)

4.7.5	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(24)

4.7.6	Seventh Amendment to the Management Agreement, dated as of December 13, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(25)

4.7.7	Eighth Amendment to the Management Agreement, dated as of June 26, 2020, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(25)

4.8	Administrative Services Agreement with Navios Shipmanagement Inc.(1)

4.8.1	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(8)

4.8.2	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(14)

4.8.3	Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(15)

4.9	Continuous Offering Program Sales Agreement, dated November 18, 2016(26)

4.9.1	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC(27)

4.9.2	Amendment No. 2 to Continuous Offering Program Sales Agreement, dated August 3, 2020, with S. Goldman Capital LLC(28)

4.10	Continuous Offering Program Sales Agreement, dated April 9, 2021, between Navios Maritime Partners L.P. and S. Goldman Capital LLC.(29)

4.11	Continuous Offering Program Sales Agreement, dated May 21, 2021, between Navios Maritime Partners L.P. and S. Goldman Capital LLC.(30)

4.12	Credit Agreement for $405.0 million term loan, dated as of March 14, 2017, among Navios Maritime Partners L.P. and Navios Partners Finance (US) Inc., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, S. Goldman Advisors LLC, DVB Capital Markets LLC, ABN AMRO Capital USA LLC, Credit Agricole Corporate Investment Bank, Clarkson Platou Securities, Inc. and the several Lenders from time to time party thereto(31)

4.13	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.(32)

4.14	Deed of Accession, Amendment, Release and Restatement, dated April 9, 2019, relating to the Loan Agreement, dated June 26, 2017, by and among Casual Shipholding Co., Wave Shipping Corp. and Ammos Shipping Corp., Navios Maritime Partners L.P., Navios Maritime Operating L.L.C., Navios ShipManagement Inc., and BNP Paribas and BNP Paribas (Suisse) SA(33)

4.15	Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited, Coasters Ventures Ltd., the Banks and Financial Institutions listed in Schedule 1 therein, NIBC Bank N.V., and NIBC Bank N.V.(2)

4.16	Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., Customized Development S.A., Navios Maritime Partners L.P., DVB Bank SE.(2)

Table of Contents	145

4.17	Facility Agreement, dated April 5, 2019, by and among Joy Shipping Corporation, Avery Shipping Corporation and DNB Bank ASA(33)

4.18	Facility Agreement, dated July 04, 2019, by and among Chilali Corp., Surf Maritime Co., Pandora Marine Inc., Micaela Shipping Corporation and Credit Agricole Corporate Investment Bank(34)

4.19	Facility Agreement, dated September 26, 2019, by and among Alegria Shipping Corporation, Andromeda Shiptrade Limited, Aurora Shipping Enterprises ltd., Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Hyperion Enterprises Inc., kymata Shipping Co., Orbiter Shipping Corp., Pearl Shipping Corporation, Rubina Shipping Corporation, Seymour Trading Limited, Topaz Shipping Corporation, Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee and the Banks and Institutions listed therein(35)

4.20	Facility Agreement, dated December 12, 2019, by and among Oceanus Shipping Corporation, Cronus Shipping Corporation, Leto Shipping Corporation, Dionysus Shipping Corporation, Prometheus Shipping Corporation, and ABN Amro Bank N.V. as agent and security trustee and the Banks and Institutions listed therein(36)

4.21	Form of Amended and Restated Facility Agreement, dated December 16, 2019, by Camelia Shipping Inc., Amaryllis Shipping Inc., Azalea Shipping Inc., Anthos Shipping Inc., and Dory Funding DAC as agent and security trustee and the Banks and Institutions listed therein(36)

4.22	Facility Agreement, dated June 25, 2020, by and among Cronus Shipping Corporation, Dionysus Shipping Corporation, Oceanus Shipping Corporation, and Prometheus Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee(37)

4.23	Second Supplemental Agreement in relation to a Facility Agreement dated June 25, 2020 (as amended), dated April 23, 2021, by and among, Cronus Shipping Corporation, Dionysus Shipping Corporation, Bole Shipping Corporation and Hellenic Bank Public Company Limited.(38)

4.24	Facility Agreement, dated June 26, 2020, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein(37)

4.25	Facility Agreement, dated September 28, 2020, by and among Emery Shipping Corporation and Rondine Management Corp., as borrowers, and Crédit Agricole Corporate and Investment Bank, as lender, arranger, agent, account bank and security trustee(37)

4.26	Supplemental Agreement, dated July 2, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein(37)

4.27	Second Supplemental Agreement, dated September 30, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein(37)

4.28	Facility Agreement, for a term loan facility, dated March 23, 2021, by and among Emery Shipping Corporation, Mandora Shipping Ltd., Rondine Management Corp. and Solagne Shipping Ltd. as borrowers and Credit Agricole Corporate and Investment Bank as lender, arranger, agent and account bank trustee(39)

4.29	Loan Agreement, dated April 28, 2021, by and among Ammos Shipping Corp., Wave Shipping Corp., Brandeis Shipping Corporation, Buff Shipping Corporation, BNP Paribas and certain banks and financial institutions named therein.(38)

4.30	Loan Agreement, dated May 11, 2021, by and among Alegria Shipping Corporation, Andromeda Shiptrade Limited, Aurora Shipping Enterprises Ltd., Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Hyperion Enterprises Inc., Kymata Shipping Co., Orbiter Shipping Corp., Pearl Shipping Corporation, Rubina Shipping Corporation, Seymour Trading Limited, Topaz Shipping Corporation, Camelia Shipping Inc., Balder Maritime Ltd, Hamburg Commercial Bank AG and certain banks and financial institutions named therein.(38)

4.31	Facility Agreement, dated June 17, 2021, by and among, Anthos Shipping Inc., Azalea Shipping Inc., Fandango Shipping Corporation, Flavescent Shipping Corporation, Sunstone Shipping Corporation, Zaffre Shipping Corporation and the National Bank of Greece S.A.(38)

4.32	Term Loan Facility Agreement, dated August 19, 2021, by and among Aramis Navigation Inc., Navios Maritime Partners, L.P., DNB Bank ASA, London Branch, DNB (UK) Limited and certain banks and financial institutions named therein.(38)

4.33	Facility Agreement dated December 13, 2021, by and among Tinos Shipping Corporation, Psara Shipping Corporation, Oinousses Shipping Corporation, Joy Shipping Corporation and Avery Shipping Company as borrowers and DNB (UK) LIMITED as lender and Mandated Lead Arranger, DNB Bank ASA, London Branch as as Facility Agent, Security Agent and Sustainability Agent.*

4.34	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 07, 2021, by and among Navios Maritime Acquisition Corporation as released borrower, Navios Maritime Partners L.P. as new borrower, the banks and financial institutions listed therein as lenders, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee.*

Table of Contents	146

4.35	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 13, 2021, by and among Zakynthos Shipping Corporation, Delos Shipping Corporation, Kerkyra Shipping Corporation, Alkmene Shipping Corporation, Persephone Shipping Corporation and Chernava Marine Corp., Navios Maritime Acquisition Corporation as released guarantor, Navios Maritime Partners L.P. as new guarantor, the banks and financial institutions listed therein as lenders, and BNP Paribas and Crédit Agricole Corporate and Investment Bank as Lenders and Mandated Lead Arrangers and BNP Paribas as agent and security trustee.*

4.36	Facility Agreement dated March 28, 2022, by and among Esmeralda Shipping Corporation, Proteus Shiptrade SA and Triangle Shipping Corporation as borrowers and ABN AMRO BANK N.V. as lender, agent and security trustee.*

4.37	Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., as buyers and bareboat owners, and Perigiali Navigation Limited, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Beaufiks(40)

4.38	Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A., as buyer and bareboat owner, and Fantastiks Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Fantastiks(40)

4.39	Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A., as buyers and bareboat owners, and Casual Shipholding Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sol(40)

4.40	Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius(40)

4.41	Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc., as buyers and bareboat owners and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Ace(40)

4.42	Bareboat Charter and Memorandum of Agreement (form of), dated June 18, 2021, between Mi-Das Line S.A., being a subsidiary of Itochu Corporation, and Lavender Shipping Corporation, being a subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Ray.*

4.43	Bareboat Charter and Memorandum of Agreement (form of), dated June 18, 2021, between Mi-Das Line S.A., being a subsidiary of Itochu Corporation, and Nostos Ship Management Corp., being a subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Bonavis.*

4.44	Bareboat Charter and Memorandum of Agreement, dated August 16, 2021, between Batanagar Shipping Corporation and Surf Maritime Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Pollux.(38)

4.45	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively.(17)

4.46	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the MOL Dedication, MOL Delight, MOL Destiny, MOL Devotion, Navios Domino (ex MOL Dominance) and Navios Verde, respectively.(17)

4.47	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Navios Verano and Navios Vermillion, respectively.(17)

4.48	Bareboat Charters and Memoranda of Agreement (Form of) by and between Xiang L44 Hk International Ship Lease Co., Limited, Xiang L45 Hk International Ship Lease Co., Limited, Xiang L46 Hk International Ship Lease Co., Limited and Xiang L47 Hk International Ship Lease Co., Limited wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Vythos Marine Corp., Nefeli Navigation S.A., Fairy Shipping Corporation and Limestone Shipping Corporation dated March 11, 2020, providing for the sale and leaseback of the Navios Constellation, the Navios Unison, the Ym Utmost and the Navios Unite.(41)

4.49	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively(42)

Table of Contents	147

4.50	Sample Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively(43)

4.51	Sample Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively(43)

4.52	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar(43)

4.53	Sample Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T105 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Xiang T103 HK International Ship Lease Co., Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Antikithira Shipping Corporation, Ios Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, Skopelos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equator, Nave Cielo, Bougainville, Nave Pyxis, Nave Ariadne, and Nave Atropos, respectively(43)

4.54	Sample Bareboat Charter and Memorandum of Agreement, dated June 12, 2020, for the sale and leaseback transaction among Great Rhodes Limited, Great Skyros Limited, Great Crete Limited and Great Rhea Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Rhodes Shipping Corporation, Skyros Shipping Corporation, Crete Shipping Corporation and Rhea Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Cassiopeia, Nave Sextans, Nave Cetus and Perseus N, respectively(25)

4.55	Loan Agreement, dated June 25, 2020, of up to $20.8 million, among Aphrodite Shipping Corporation and Dione Shipping Corporation, as borrowers, Eurobank S.A., as agent, arranger, and security agent, and the Banks and Financial Institutions listed therein(25)

4.56	Agreement and Plan of Merger, dated December 31, 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC(44)

4.57	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P. and Navios Acquisition Merger Sub, Inc.(38)

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer (furnished herewith)*

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A*

15.3	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A*

15.4	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A*

15.5	Consolidated Financial Statements of Navios Maritime Containers Sub L.P. for the years ended December 31, 2021, December 31, 2020, and December 31, 2019*

15.6	Consolidated Financial Statements of Navios Maritime Acquisition Corp. for the years ended December 31, 2021, December 31, 2020, and December 31, 2019*

101	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets at December 31, 2021 and 2020; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2021, 2020 and 2019; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Changes in Partners' Capital for each of the years ended December 31, 2021, 2020 and 2019; and (v) the Notes to the Consolidated Financial Statements.

104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)

Table of Contents	148

(1) Previously filed as an exhibit to the Company's Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2) Previously filed as an exhibit to a the Company's Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 9, 2019 and hereby incorporated by reference.
(3) Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.
(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2012 filed on March 15, 2013 and hereby incorporated by reference.
(5) Previously filed as an exhibit to a Report on Form F-1/A for Navios Maritime Midstream Partners L.P. filed on October 27, 2014 and hereby incorporated by reference.
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
(13) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2015 filed on March 29, 2016 and hereby incorporated by reference.
(14) Previously filed as an exhibit to a Report on Form 6-K filed on February 5, 2018 and hereby incorporated by reference.
(15) Previously filed as an exhibit to a Report on Form 6-K filed on September 11, 2019 and hereby incorporated by reference.
(16) Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed on April 1, 2020 and hereby incorporated by reference.
(17) Previously filed as an exhibit to the Navios Maritime Containers L.P.’s Registration Statement on Form F-1, as amended (File No. 333-225677), as filed with the SEC and hereby incorporated by reference to the Annual Report.
(18) Previously filed as an exhibit to Navios Maritime Containers L.P.’s report on Form 6-K/A filed with the SEC on September 19, 2019 and hereby incorporated by reference to the Annual Report.
(19) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference
(20) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference
(21) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference
(22) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference
(23) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference
(24) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference
(25) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference
(26) Previously filed as an exhibit to a Report on Form 6-K filed on November 23, 2016 and hereby incorporated by reference.
(27) Previously filed as an exhibit to a Report on Form 6-K filed on June 14, 2017 and hereby incorporated by reference.
(28) Previously filed as an exhibit to a Report on Form 6-K filed on August 5, 2020 and hereby incorporated by reference.
(29) Previously filed as an exhibit to a Report on Form 6-K filed on April 9, 2021 and hereby incorporated by reference.
(30) Previously filed as an exhibit to a Report on Form 6-K filed on May 21, 2021 and hereby incorporated by reference.
(31) Previously filed as an exhibit to a Report on Form 6-K filed on May 25, 2017 and hereby incorporated by reference.
(32) Previously filed as an exhibit to a Report on Form 6-K filed on May 21, 2018 and hereby incorporated by reference.
(33) Previously filed as an exhibit to a Report on Form 6-K filed on April 11, 2019 and hereby incorporated by reference.
Table of Contents	150

(34) Previously filed as an exhibit to a Report on Form 6-K filed on August 8, 2019 and hereby incorporated by reference.
(35) Previously filed as an exhibit to a Report on Form 6-K filed on November 25, 2019 and hereby incorporated by reference.
(36) Previously filed as an exhibit to a Report on Form 6-K filed on January 13, 2020 and hereby incorporated by reference.
(37) Previously filed as an exhibit to a Report on Form 6-K filed on November 18, 2020 and hereby incorporated by reference.
(38) Previously filed as an exhibit to a Report on Form 6-K filed on August 26, 2021 and hereby incorporated by reference.
(39) Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 31, 2021 and hereby incorporated by reference.
(40) Previously filed as an exhibit to a Report on Form 6-K filed on November 29, 2019 and hereby incorporated by reference.
(41) Previously filed as an exhibit to Navios Containers’ Annual Report on Form 20-F for the year ended December 31, 20219 filed on March 18, 2020 and hereby incorporated by reference.
(42) Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on April 5, 2018, and hereby incorporated by reference
(43) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)
(44) Previously filed as an exhibit to a Report on Form 6-K filed on January 4, 2021 and hereby incorporated by reference.
(45) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 31, 2021 and hereby incorporated by reference.

* Filed herewith.

Table of Contents	151

INDEX

Page
NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - ERNST YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. (PCAOB ID 1457)	F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING- ERNST YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. (PCAOB ID: 1457)	F-4
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – PRICEWATERHOUSECOOPERS S.A. (PCAOB ID 1387)	F-5
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2021 AND 2020	F-6
CONSOLIDATED STATEMENTS OF OPERATIONS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019	F-7
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019	F-8
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL FOR EACH OF THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019	F-10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-11

Table of Contents	F- 1

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Navios Maritime Partners L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Navios Maritime Partners L.P. (the “Company”) as of December 31, 2021, the related consolidated statements of operations, changes in partners’ capital and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 12, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Table of Contents	F- 2

Valuation of acquired intangible assets and unfavorable lease terms in Business Combinations
Description of the matter

As described in Note 3 to the consolidated financial statements, on March 31, 2021 and on August 25, 2021, the Company completed the acquisitions of Navios Maritime Containers L.P. (“Navios Containers”) and Navios Maritime Acquisition Corporation (“Navios Acquisition”), respectively, which resulted in $112 million of intangible assets and $231 million of unfavorable lease terms being recognized. As discussed in Note 2(m) of the consolidated financial statements, when a vessel along with the current charter contract are acquired as part of a business combination, intangible assets and unfavorable lease terms are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows deriving from the acquired charter contracts.

Auditing the valuation of intangible assets and unfavorable lease terms was complex given the judgement and estimation uncertainty involved in determining the discount rates. Significant changes in this assumption could impact the fair value of the intangible assets and unfavorable lease liabilities recognized.

How we addressed the matter in our audit

We obtained an understanding of the Company’s valuation process, evaluated the design, and tested the operating effectiveness of the controls over management’s development of discount rates in determining the fair value of intangible assets and unfavorable lease terms.

To test the discount rates applied by management, our procedures included, among others, reading the merger agreements and testing the completeness and accuracy of the data used to determine the discount rates. We evaluated the discount rates by considering the financial position of the acquirees, the cost of capital of comparable businesses and other industry factors. We involved internal valuation professionals with specialized skills and knowledge who assisted in evaluating the Company’s discount rates by comparing them to discount rates that were independently developed using publicly available data for comparable entities. We also assessed the adequacy of the disclosures about the discount rates in Notes 2(m) and 3.

 /s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2021.

Athens, Greece

April 12, 2022

Table of Contents	F- 3

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Navios Maritime Partners L.P.

Opinion on Internal Control over Financial Reporting

We have audited Navios Maritime Partners L.P.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Navios Maritime Partners L.P. (the “Company“) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2021 consolidated financial statements of the Company and our report dated April 12, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 12, 2022

Table of Contents	F- 4

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors of Navios Maritime Partners L.P.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 31, 2021

We served as the Company’s auditor from 2007 to 2020.

Table of Contents	F- 5

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED BALANCE SHEETS (Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	4	$159,467	$19,303
Restricted cash	4	9,979	11,425
Accounts receivable, net	5	23,774	16,969
Amounts due from related parties	2, 18	—	5,000
Prepaid expenses and other current assets	6	33,120	8,083
Total current assets		226,340	60,780
Vessels, net	7	2,852,570	1,041,138
Deposits for vessels acquisitions	16	46,335	—
Other long-term assets	11, 16	48,168	18,850
Deferred dry dock and special survey costs, net		69,882	37,045
Investment in affiliates	20	—	26,158
Amounts due from related parties	18	35,245	—
Intangible assets	8	100,422	2,000
Notes receivable, net of current portion	19	—	8,013
Operating lease assets	23	244,337	13,285
Total non-current assets		3,396,959	1,146,489
Total assets		$3,623,299	$1,207,269
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable	9	$21,062	$6,299
Accrued expenses	10	12,889	4,781
Deferred revenue	19	23,921	3,185
Operating lease liabilities, current portion	23	18,292	1,173
Amounts due to related parties	18	64,204	35,979
Current portion of financial liabilities, net	11	82,291	6,277
Current portion of long-term debt, net	11	172,846	195,558
Total current liabilities		395,505	253,252
Operating lease liabilities, net	23	225,512	11,980
Unfavorable lease terms	8	122,481	—
Long-term financial liabilities, net	11	465,633	56,481
Long-term debt, net	11	640,939	228,541
Deferred revenue	19	3,504	2,185
Total non-current liabilities		1,458,069	299,187
Total liabilities		$1,853,574	$552,439
Commitments and contingencies	16	—	—
Partners' capital:
Common Unitholders (30,197,087 and 11,345,187 units issued and outstanding at December 31, 2021 and December 31, 2020, respectively)	13	1,743,717	652,013
General Partner (622,555 and 237,822 units issued and outstanding at December 31, 2021 and December 31, 2020, respectively)	13	26,008	2,817
Total partners' capital		1,769,725	654,830
Total liabilities and partners' capital		$3,623,299	$1,207,269

See notes to the consolidated financial statements

Table of Contents	F- 6

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Time charter and voyage revenues	2,14,17,19	$713,175	$226,771	$219,379
Time charter and voyage expenses	2, 23	(36,142)	(11,028)	(12,331)
Direct vessel expenses	2, 18	(29,259)	(10,337)	(6,985)
Vessel operating expenses (entirely through related parties transactions)	2, 18	(191,449)	(93,732)	(68,188)
General and administrative expenses	2, 18	(41,461)	(24,012)	(20,984)
Depreciation and amortization of intangible assets	7,8	(112,817)	(56,050)	(53,255)
Amortization of unfavorable lease terms	8	108,538	—	—
Gain on sale of vessels, net	7	33,625	—	—
Vessels impairment loss	7	—	(71,577)	(36,680)
Interest expense and finance cost, net	11	(42,762)	(24,159)	(45,254)
Interest income	18,19,20	859	639	6,172
Impairment of receivable in affiliated company	18	—	(6,900)	—
Other income	22	289	5,055	1,053
Other expense	18, 22	(9,738)	(4,344)	(4,990)
Equity in net earnings/ (loss) of affiliated companies	3, 20	80,839	1,133	(40,071)
Transaction costs	3	(10,439)	—	—
Bargain gain	3	48,015	—	—
Net income/ (loss)		$511,273	$(68,541)	$(62,134)
Net loss attributable to the noncontrolling interest		4,913	—	—
Net income/ (loss) attributable to Navios Partners’ unitholders		$516,186	$(68,541)	$(62,134)

Net income/ (loss) attributable to Navios Partners’ unitholders		Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Common Unitholders		$505,862	$(67,173)	$(60,899)
General Partner		10,324	(1,368)	(1,235)
Net income/ (loss) attributable to Navios Partners’ unitholders		$516,186	$(68,541)	$(62,134)

Earnings/ (losses) attributable to Navios Partners’ unitholders per unit (see Note 21):		Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Earnings/ (losses) attributable to Navios Partners’ unitholders per unit:
Earnings/ (losses) attributable to Navios Partners’ unitholders per common unit, basic		$22.36	$(6.13)	$(5.62)
Earnings/ (losses) attributable to Navios Partners’ unitholders per common unit, diluted		$22.32	$(6.13)	$(5.62)

See notes to the consolidated financial statements

Table of Contents	F- 7

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
OPERATING ACTIVITIES:
Net income/ (loss)		$511,273	$(68,541)	$(62,134)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortization of intangible assets	7,8	112,817	56,050	53,255
Amortization of unfavorable lease terms	8	(108,538)	—	—
Vessels impairment loss	7	—	71,577	36,680
Navios Containers Impairment loss	20	—	—	42,603
Impairment of receivable in affiliated company	18	—	6,900	—
Non cash accrued interest income and amortization of deferred revenue	19	460	(1,588)	(12,638)
Allowance for credit losses	5	—	1,495	—
Non cash accrued interest income from receivable from affiliates	18	—	—	(279)
Amortization of operating lease assets	23	(401)	956	378
Amortization and write-off of deferred finance costs and discount		3,741	2,141	10,916
Amortization of deferred dry dock and special survey costs	2	16,143	10,337	6,916
Gain on sale of vessels, net	7	(33,625)	—	—
Bargain gain	3	(48,015)	—	—
Equity in net earnings of affiliated companies	3, 20	(80,839)	(1,133)	(2,532)
Stock-based compensation	13	523	946	2,018
Changes in operating assets and liabilities:
Decrease/ (increase) in accounts receivable		344	(6,495)	4,649
Decrease/ (increase) in prepaid expenses and other current assets		9,770	3,722	(6,262)
Increase/ (Decrease) in accounts payable	9	1,260	(2,320)	2,505
Decrease in accrued expenses	10	(7,736)	(1,668)	(75)
(Decrease)/ Increase in amounts due to related parties	18	(14,541)	27,505	—
Increase/ (Decrease) in deferred revenue		17,743	(1,310)	213
(Increase)/ Decrease in amounts due from related parties	18	(53,420)	20,581	17,528
Payments for dry dock and special survey costs		(49,786)	(24,021)	(22,928)
Operating lease liabilities short and long-term	23	—	(1,048)	(418)
Net cash provided by operating activities		277,173	94,086	70,395
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	7	121,080	8,183	5,978
Acquisition of/ additions to vessels, net of cash acquired	7	(217,032)	(72,417)	(21,166)
Deposits for acquisition/ option to acquire vessel	16	(61,848)	(10,685)	(2,533)
Cash acquired from business acquisitions	3	42,676	—	—
Repayments of notes receivable	19	8,872	4,687	4,687
Loans receivable from affiliates	18	—	—	(4,000)
Payable to affiliated company	18	—	(13,622)	—
Net cash used in investing activities		(106,252)	(83,854)	(17,034)
FINANCING ACTIVITIES:
Cash distributions paid	21	(4,615)	(7,872)	(13,550)
Net proceeds from issuance of general partner units	13	9,960	47	8
Net proceeds from issuance of common units	13	198,495	2,231	—
Proceeds from long-term debt and financial liabilities	11	735,276	79,475	386,530
Repayment of long-term debt and financial liabilities	11	(959,154)	(82,672)	(448,215)
Payments of deferred finance costs		(12,165)	(1,115)	(4,688)
Acquisition of treasury stock	13	—	—	(4,499)
Net cash used in financing activities		$(32,203)	$(9,906)	$(84,414)
Increase/ (decrease) in cash, cash equivalents and restricted cash		138,718	326	(31,053)
Cash, cash equivalents and restricted cash, beginning of period		30,728	30,402	61,455
Cash, cash equivalents and restricted cash, end of period		$169,446	$30,728	$30,402

See notes to the consolidated financial statements

Table of Contents	F- 8

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Supplemental disclosures of cash flow information
Cash interest paid	$50,382	$23,717	$32,869
Non cash financing activities
Stock-based compensation	$523	$946	$2,018
Debt assumed for the acquisition of four drybulk vessels	$—	$—	$(37,000)
Non cash investing activities
Accrued interest on loan receivable from affiliates	$—	$—	$281
Loans receivable from affiliates	$—	$(9,992)	$(15,205)
Acquisition of vessels	$(5,766)	$37,999	$96,461

See notes to the consolidated financial statements

Table of Contents	F- 9

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Non controlling interest	Total Navios Partners' Capital
Balance, December 31, 2018	230,006	$5,802	11,270,284	$800,374	(29,423)	—	$776,753
Cash distribution paid ($1.22 per unit — see Note 21)	—	(276)	—	(13,274)	—	—	(13,550)
Acquisition of treasury stock (see Note 13)	—	—	(312,952)	(4,499)	—	—	(4,499)
Issuance of restricted common units (see Note 13)	518	8	29,396	191	—	—	199
Stock based compensation (see Note 13)	—	—	—	1,827	—	—	1,827
Issuance of capital surplus	—	—	1,058	—	—	—	—
Cancellation of units	—	—	(107)	—	—	—	—
Settlement of Note Receivable following Navios Europe I liquidation (see Note 18)	—	—	—	—	29,423	—	29,423
Net loss	—	(1,235)	—	(60,899)	—	—	(62,134)
Balance, December 31, 2019	230,524	$4,299	10,987,679	$723,720	—	—	$728,019
Cash distribution paid ($0.45 per unit — see Note 21)	—	(161)	—	(7,711)	—	—	(7,872)
Proceeds from public offering and issuance of units, net of offering costs (see Note 13)	7,298	47	357,508	2,231	—	—	2,278
Stock based compensation (see Note 13)	—	—	—	946	—	—	946
Net loss	—	(1,368)	—	(67,173)	—	—	(68,541)
Balance, December 31, 2020	237,822	$2,817	11,345,187	$652,013	—	—	$654,830
Cash distribution paid ($0.20 per unit — see Note 21)	—	(93)	—	(4,522)	—	—	(4,615)
Proceeds from public offering and issuance of units, net of offering costs (see Note 13)	149,597	4,156	7,330,222	198,495	—	—	202,651
Units issued for the acquisition of Navios Containers, net of expenses (see Note 3)	165,989	3,911	8,133,452	191,624	—	—	195,535
Stock based compensation (see Note 13)	—	—	—	523	—	—	523
Deemed contribution (see Note 3)	—	3,000	—	147,000	—	—	150,000
Fair value of noncontrolling interest (see Note 3)	—	—	—	—	—	57,635	57,635
Net income	—	10,324	—	505,862	—	(4,913)	511,273
Units issued for the acquisition of Navios Acquisition (see Note 3)	69,147	1,893	3,388,226	52,722	—	(52,722)	1,893
Balance, December 31, 2021	622,555	$26,008	30,197,087	$1,743,717	—	—	$1,769,725

See notes to the consolidated financial statements

Table of Contents	F- 10

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Currently, the Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) and holds a 2.0% ownership interest in Navios Partners (see Note 18 — Transactions with related parties and affiliates).

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 18 — Transactions with related parties and affiliates).

As of December 31, 2021, there were 30,197,087 outstanding common units and 622,555 general partnership units. As of December 31, 2021, Navios Holdings held a 10.3% ownership interest in Navios Partners and the General Partner owned a 2.0% ownership interest in Navios Partners.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures, cash from sale of vessels and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Reverse Stock Split:

On April 25, 2019, the Company's unitholders approved a 1-for-15 reverse stock split of the Company's outstanding common and general partner units, which was effected on May 21, 2019. The effect of the reverse stock split was to combine 15 units of outstanding common units into one new unit, with no change in authorized units or par value per unit, and to reduce the number of common units outstanding from approximately 164.7 million units to approximately 11.0 million units. 983 common units were issued in connection with the reverse stock split. All issued and outstanding common units contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

(b) Principles of consolidation: The accompanying consolidated financial statements include Navios Partners' wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, Cayman Islands and Liberia from their dates of incorporation or from the date of acquiring control, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners' consolidated financial statements.

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

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity

Table of Contents	F- 11

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities:

Statements of Operations
Company name	Vessel name	Country of incorporation	2021	2020	2019
Libra Shipping Enterprises Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation(4)	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited(13)	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation(5)	Navios Utmost	Marshall Is.	03/31-12/31	—	—
Limestone Shipping Corporation(5)	Navios Unite	Marshall Is.	03/31-12/31	—	—
Dune Shipping Corp.	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

Table of Contents	F- 12

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Seymour Trading Limited (2)	Navios Altair I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Oceanus Shipping Corporation(7),(19)	Castor N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Cronus Shipping Corporation(7)	Protostar N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Leto Shipping Corporation(7),(17)	Esperanza N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Dionysus Shipping Corporation(7),(30)	Harmony N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Prometheus Shipping Corporation(7),(18)	Solar N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 – 12/31
Camelia Shipping Inc.(8)	Navios Camelia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 – 12/31
Anthos Shipping Inc.(8)	Navios Anthos	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 – 12/31
Azalea Shipping Inc.(8),(1)	Navios Azalea	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 – 12/31
Amaryllis Shipping Inc.(8)	Navios Amaryllis	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 – 12/31
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Wenge Shipping Corporation(14),(20)	Joie N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 12/31	6/29 – 12/31	—
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 12/31	9/30 – 12/31	—
Rondine Management Corp. (15)	Navios Victory	Marshall Is.	1/01 – 12/31	9/30 – 12/31	—
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 12/31	—	—
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 12/31	—	—
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	03/30 – 12/31	—	—
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	03/30 – 12/31	—	—
Olympia II Navigation Limited	Navios Domino	Marshall Is.	03/31 – 12/31	—	—
Pingel Navigation Limited	Navios Delight	Marshall Is.	03/31 – 12/31	—	—
Ebba Navigation Limited	Navios Destiny	Marshall Is.	03/31 – 12/31	—	—
Clan Navigation Limited	Navios Devotion	Marshall Is.	03/31 – 12/31	—	—
Sui An Navigation Limited (23)	Navios Dedication	Marshall Is.	03/31 – 12/31	—	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	03/31 – 12/31	—	—
Silvanus Marine Company	Navios Summer	Marshall Is.	03/31 – 12/31	—	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	03/31 – 12/31	—	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	03/31 – 12/31	—	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	03/31 – 12/31	—	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	03/31 – 12/31	—	—
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	03/31 – 12/31	—	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	03/31 – 12/31	—	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	03/31 – 12/31	—	—
Theros Ventures Limited	Navios Lapis	Marshall Is.	03/31 – 12/31	—	—
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	03/31 – 12/31	—	—
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	03/31 – 12/31	—	—
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	03/31 – 12/31	—	—
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	03/31 – 12/31	—	—
Thetida Marine Co.	Navios Magnolia	Marshall Is.	03/31 – 12/31	—	—
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	03/31 – 12/31	—	—
Peran Maritime Inc.	Navios Felicitas	Marshall Is.	03/31 – 12/31	—	—
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	03/31 – 12/31	—	—
Crayon Shipping Ltd	Navios Miami	Marshall Is.	03/31 – 12/31	—	—
Chernava Marine Corp.	Bahamas	Marshall Is.	03/31 – 12/31	—	—
Proteus Shiptrade S.A	Bermuda	Marshall Is.	03/31 – 12/31	—	—
Vythos Marine Corp.	Navios Constellation	Marshall Is.	03/31 – 12/31	—	—
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	03/31 – 12/31	—	—
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	03/31 – 12/31	—	—
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	03/31 – 12/31	—	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	03/31 – 12/31	—	—
Iliada Shipping S.A.	Operating Company	Marshall Is.	03/31 – 12/31	—	—

Table of Contents	F- 13

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)
Vinetree Marine Company	Operating Company	Marshall Is.	03/31 – 12/31	—	—
Afros Maritime Inc.	Operating Company	Marshall Is.	03/31 – 12/31	—	—
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01 – 12/31	1/01 – 12/31	9/25 – 12/31
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01 – 12/31	1/01 – 12/31	9/25 – 12/31
Bato Marine Corp.(21)	TBN I	Marshall Is.	03/05 – 12/31	—	—
Agron Navigation Company (21)	TBN II	Marshall Is.	03/05 – 12/31	—	—
Teuta Maritime S.A.(22)	TBN VII	Marshall Is.	03/05 – 12/31	—	—
Ambracia Navigation Company(21)	TBN IV	Marshall Is.	03/05 – 12/31	—	—
Artala Shipping Co.(22)	TBN V	Marshall Is.	03/05 – 12/31	—	—
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	03/05 – 12/31	—	—
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	04/28 – 12/31	—	—
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	05/10 – 12/31	—	—
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	05/10 – 12/31	—	—
Morganite Shipping Corporation(25)	TBN VI	Marshall Is.	06/01 – 12/31	—	—
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	06/04 – 12/31	—	—
Melpomene Shipping Corporation(27)	TBN VIII	Marshall Is.	06/23 – 12/31	—	—
Urania Shipping Corporation(27)	TBN IX	Marshall Is.	06/23 – 12/31	—	—
Terpsichore Shipping Corporation(28)	TBN X	Marshall Is.	06/23 – 12/31	—	—
Erato Shipping Corporation(28)	TBN XI	Marshall Is.	06/23 – 12/31	—	—
Lavender Shipping Corporation(12) (29)	Navios Ray	Marshall Is.	06/30 – 12/31	—	—
Nostos Shipmanagement Corp.(12) (29)	Navios Bonavis	Marshall Is.	06/30 – 12/31	—	—
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	08/25 – 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	08/25 – 12/31	—	—
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	08/25 – 12/31	—	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Amorgos Shipping Corporation	Nave Cosmos	Marshall Is.	08/25 – 12/31	—	—
Andros Shipping Corporation	Nave Polaris	Marshall Is.	08/25 – 12/31	—	—
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	08/25 – 12/31	—	—
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	08/25 – 12/31	—	—
Antipaxos Shipping Corporation	Nave Dorado	Marshall Is.	08/25 – 12/31	—	—
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	08/25 – 12/31	—	—
Crete Shipping Corporation	Nave Cetus	Marshall Is.	08/25 – 12/31	—	—
Delos Shipping Corporation	Nave Photon	Marshall Is.	08/25 – 12/31	—	—
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	08/25 – 12/31	—	—
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	08/25 – 12/31	—	—
Ios Shipping Corporation	Nave Cielo	Cayman Islands	08/25 – 12/31	—	—
Iraklia Shipping Corporation	Bougainville	Marshall Is.	08/25 – 12/31	—	—
Kimolos Shipping Corporation	Former Vessel- Owning Company	Marshall Is.	08/25 – 12/31	—	—
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	08/25 – 12/31	—	—
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	08/25 – 12/31	—	—
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	08/25 – 12/31	—	—
Leros Shipping Corporation	Former Vessel- Owning Company	Marshall Is.	08/25 – 12/31	—	—
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	08/25 – 12/31	—	—
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	08/25 – 12/31	—	—
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	08/25 – 12/31	—	—
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	08/25 – 12/31	—	—
Samos Shipping Corporation	Nave Synergy	Marshall Is.	08/25 – 12/31	—	—
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	08/25 – 12/31	—	—
Serifos Shipping Corporation	Nave Estella	Marshall Is.	08/25 – 12/31	—	—
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	08/25 – 12/31	—	—
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	08/25 – 12/31	—	—
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	08/25 – 12/31	—	—
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	08/25 – 12/31	—	—
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	08/25 – 12/31	—	—
Thera Shipping Corporation	Nave Atropos	Marshall Is.	08/25 – 12/31	—	—
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	08/25 – 12/31	—	—

Table of Contents	F- 14

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	08/25 – 12/31	—	—
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	08/25 – 12/31	—	—
Cyrus Investments Corp.	Baghdad	Marshall Is.	08/25 – 12/31	—	—
Olivia Enterprises Corp.	Erbil	Marshall Is.	08/25 – 12/31	—	—
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	08/25 – 12/31	—	—
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	08/25 – 12/31	—	—
Agistri Shipping Limited	Operating Subsidiary	Malta	08/25 – 12/31	—	—
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	08/25 – 12/31	—	—
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	08/25 – 12/31	—	—
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	08/25 – 12/31	—	—
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	08/25 – 12/31	—	—
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	08/25 – 12/31	—	—
Doxa International Corp.	Nave Electron	Marshall Is.	08/25 – 12/31	—	—
Alkmene Shipping Corporation	Star N	Marshall Is.	08/25 – 12/31	—	—
Aphrodite Shipping Corporation	Aurora N	Marshall Is.	08/25 – 12/31	—	—
Dione Shipping Corporation	Lumen N	Marshall Is.	08/25 – 12/31	—	—
Persephone Shipping Corporation	Hector N	Marshall Is.	08/25 – 12/31	—	—
Rhea Shipping Corporation	Perseus	Marshall Is.	08/25 – 12/31	—	—
Tzia Shipping Corporation (21)	TBN XIV	Marshall Is.	08/25 – 12/31	—	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	08/25 – 12/31	—	—
Kleio Shipping Corporation (6)	TBN XII	Marshall Is.	08/12 – 12/31	—	—
Polymnia Shipping Corporation (6)	TBN XIII	Marshall Is.	08/12 – 12/31	—	—
Goddess Shiptrade Inc. (21)	TBN III	Marshall Is.	08/02 – 12/31	—	—
Navios Acquisition Merger Sub.Inc.	Merger SPV	Marshall Is.	08/23 – 12/31	—	—
Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	07/09 – 12/31	—	—
Thalia Shipping Corporation (6)	TBN XVII	Marshall Is.	11/17-12/31	—	—
Muses Shipping Corporation(6)	TBN XVIII	Marshall Is.	11/17-12/31	—	—
Euterpe Shipping Corporation (28)	TBN XVI	Marshall Is.	11/17-12/31	—	—
Calliope Shipping Corporation (28)	TBN XV	Marshall Is.	11/17-12/31	—	—

Table of Contents	F- 15

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(1)	The vessel was sold on August 13, 2021.

(2)	The vessel was sold on October 29, 2021.

(3)	The vessel was acquired on July 9, 2021, from Navios Holdings (see Note 7 - Vessels, net).

(4)	The vessel was sold on April 23, 2019.

(5)	The vessel agreed to be sold in February 2022 (see Note 24 – Subsequent events).

(6)	Expected to be delivered by the second half of 2024.

(7)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I.

(8)	The vessels were acquired on December 16, 2019.

(9)	The vessel was delivered on July 24, 2019 (see Note 23 - Leases).

(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 23 - Leases).

(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(12)	Vessels under the sale and leaseback transaction.

(13)	The vessel was sold on December 10, 2020 (see Note 7 – Vessels, net).

(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 7 - Vessels, net).

(15)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 7 - Vessels, net).

(16)	The vessels were acquired on March 30, 2021, from Navios Holdings (see Note 7 – Vessels, net).

(17)	The vessel was sold on January 13, 2021(see Note 7 – Vessels, net).

(18)	The vessel was sold on January 28, 2021 (see Note 7 – Vessels, net).

(19)	The vessel was sold on February 10, 2021 (see Note 7 – Vessels, net).

(20)	The vessel was sold on March 25, 2021 (see Note 7 – Vessels, net).

(21)	Expected to be delivered by the second half of 2022.

(22)	Expected to be delivered in the first half of 2023.

(23)	The vessel was sold on July 31, 2021.

(24)	The vessels were acquired on May 10, 2021 (see Note 7 – Vessels, net).

(25)	Expected to be delivered in the first half of 2023.

(26)	The vessel was acquired on June 4, 2021, from Navios Holdings (see Note 7 - Vessels, net).

(27)	Expected to be delivered by the second half of 2023.

(28)	Expected to be delivered by the first half of 2024.

(29)	The vessel was acquired on June 30, 2021, from Navios Holdings (see Note 7 - Vessels, net).

(30)	The vessel was sold on August 16, 2021.

Table of Contents	F- 16

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate. For the year ended December 31, 2020, the amount of $6,900 was recognized as impairment of receivable in affiliated company, related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II (see Note 20 — Investment in affiliates).

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (with an ownership interest 35.7% as of December 31, 2020). Following the completion of the NMCI Merger (as defined herein), as of March 31, 2021, Navios Containers was acquired by Navios Partners and ownership was 100%; (ii) Navios Europe I and its subsidiaries with an ownership interest of 5% through the date of its liquidation on December 13, 2019; and (iii) Navios Europe II and its subsidiaries with an ownership interest of 5% through the date of its liquidation on June 29, 2020 (see Note 18 — Transactions with related parties and affiliates, Note 20 – Investment in affiliates and Note 3 – Acquisition of Navios Containers and Navios Acquisition).

(c)  Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, valuation of intangible assets and liabilities acquired in business combinations,provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)  Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)  Restricted Cash: Restricted cash, at each of December 31, 2021 and December 31, 2020, included $9,979 and $6,152, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners' credit facilities and financial liabilities. Also, as of December 31, 2020, restricted cash included $5,273 as cash collateral to the NIBC Credit Facility, due to the release of the Navios Soleil.

Table of Contents	F- 17

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(f)  Accounts Receivable, Net: Accounts receivable includes receivables from charterers for hire, freight and demurrage billings. On January 1, 2020, the Company adopted Accounting Standards Update 2016-13, “Financial Instruments - Credit Losses” (“ASC 326”). At each balance sheet date, the Company maintains an allowance for credit losses for expected uncollectible accounts receivable ( see Note 5 - Accounts Receivable, net). Navios Partners has filed claims for lost revenues in connection with the 2016 filing by Hanjin for rehabilitation, which was later followed by entry into liquidation in 2017. In October 2020, the bankruptcy court ruled against one of the two claims filed by the Company. The Company has fully provided for these amounts in its books. The allowance for credit losses was $2,990 as of December 31, 2021 and 2020, respectively.

(g)  Inventories: Inventories, which are comprised of: (i) bunkers (when applicable) on board of the vessels, valued at cost as determined on the first-in, first-out basis; and (ii) lubricants and stock provisions on board of the vessels as of the balance sheet date, valued at cost as determined on the first-in, first-out basis.

(h)  Vessels, Net: Vessels are stated at historical cost, which consists of the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and any material expenses incurred upon acquisition (improvements and delivery expenses) of second hand vessels. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. The fair value of the vessels is determined based on vessel valuations, from independent third party shipbrokers. Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying Consolidated Statements of Operations. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s drybulk, containerships and tankers based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. The estimated scrap rate used to calculate the vessel’s scrap value is $340 per LWT as of each of December 31, 2021 and 2020.

Management estimates the useful life of the Company’s vessels to be 25 years for drybulk and tanker vessels and 30 years from the containerships, respectively from the original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)  Assets Held for Sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the vessel (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale as of December 31, 2021 and 2020.

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

Table of Contents	F- 18

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to the current market rates. The loss recognized either on impairment or on disposition will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

The management of the Company has considered various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook. As of December 31, 2021, the Company concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and the related intangible assets and that step one of the impairment analysis was not required.

As of December 31, 2020, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners' long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined the undiscounted projected net operating cash flows for each vessel and compared it to the vessels' carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners' remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and ten-year average historical one-year time charter rates for the remaining period), over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, vessel operating expenses as determined by the Management Agreements (as defined herein) in effect until December 2024 and thereafter assuming an increase of 3.0% every second year and utilization rate of 98.6% based on the fleet's historical performance.

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

During the fourth quarter of fiscal year 2020, the Company’s assessment concluded that step two of the impairment analysis was required for certain of its vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $50,991 for four of its vessels, being the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs related to the vessels, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations (see Note 7 — Vessels, net).

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

As of December 31, 2019, the Company’s assessment concluded that step two of the impairment analysis was required for certain of its vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $29,335 for one vessel, being the difference between the fair value and the vessel's carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations (see Note 7 — Vessels, net).

During the years ended December 31, 2020 and 2019, an impairment loss of $13,786 and $7,345, respectively, was also recognized in connection with the committed sales of the Navios Soleil in December 2020, the Esperanza N in January 2021, the Castor N in February 2021 and the Navios Galaxy in April 2019, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net).

Table of Contents	F- 19

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The total impairment loss recognized amounted to $0, $71,577 and $36,680 for the years ended December 31, 2021, 2020 and 2019, respectively, and is presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2021, 2020 and 2019, the amortization expense was $16,143, $10,337 and $6,916, respectively and are presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations.

(l)  Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining or modifying credit facilities and financial liabilities. Deferred finance costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related facility using the effective interest rate method, and are presented under the caption “Interest expense and finance cost, net”. Amortization and write-off of deferred finance costs, including amortization of debt discount, for each of the years ended December 31, 2021, 2020 and 2019 were $3,741, $2,141 and $10,916, respectively.

(m)  Intangible Assets and Unfavorable Lease Terms: Navios Partners' intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When a vessel along with the current charter contract are acquired as part of a business combination, intangible assets and unfavorable lease terms are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, contracted charter rates, remaining duration of the charter agreements, the level of utilization of its vessels and its relevant discount rate. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners' financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included under the captions “Depreciation and amortization of intangible assets” and “Amortization of unfavorable lease terms”, respectively in the Consolidated Statements of Operations.

The amortizable value of favorable leases would be considered impaired if their carrying values could not be recovered from the future undiscounted cash flows associated with the assets. As of December 31, 2021, the management of the Company has considered various indicators and concluded that events and circumstances did not trigger the existence of potential impairment of its intangible assets and that step one of the impairment analysis was not required as described in paragraph (j) above. As of December 31, 2020 and 2019, the management, after considering various indicators, performed an impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2021, 2020 and 2019 there was no impairment of intangible assets.

(n)  Foreign Currency Translation: Navios Partners' functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners' wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statements of Operations. The foreign currency gains/ (losses) recognized in the accompanying Consolidated Statements of Operations under the captions “Other income” or “Other expense”, for each of the years ended December 31, 2021, 2020 and 2019 were not material for any of these periods.

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

Table of Contents	F- 20

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners, through the Management Agreements (as defined herein), participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the P&I clubs.

(p)  Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or vessel type. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment (see Note 14 — Segment information).

(q)  Revenue and Expense Recognition:

Revenue from time chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $669,185, $218,809 and $204,920 for the years ended December 31, 2021, 2020 and 2019, respectively.

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer's cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $25,199, $3,754 and $9,416 for the years ended December 31, 2021, 2020 and 2019, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $17,982, $4,208 and $5,043 for the years ended December 31, 2021, 2020 and 2019, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income (calculated on a quarterly or semi annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit sharing revenue for the years ended December 31, 2021, 2020 and 2019 amounted to $809, nil and nil, respectively.

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

Table of Contents	F- 21

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

Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydocking and special survey costs of certain vessels of Navios Partners' fleet and certain extraordinary fees and costs (pursuant to the terms of the management agreements).

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

Vessel operating expenses: Pursuant to the management agreement (the “Management Agreement”), the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover the vessels' operating expenses, other than certain extraordinary fees and costs (pursuant to the terms of the management agreements).

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. Vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily rate per Ultra-Handymax Vessel; (b) $4.45 daily rate per Panamax Vessel; (c) $5.41 daily rate per Capesize Vessel; and (d) $6.90 daily rate per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise. In December 2019, the Management Agreement was further amended to include from January 1, 2020, a $6.1 daily rate per Sub-Panamax/Panamax Containership.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships and following the liquidation of Navios Europe II, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax vessels. As per the Management Agreement, as amended in December 2019, vessel operating expenses are fixed for two years commencing from January 1, 2020 at $6.1 daily rate per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following the completion of the NMCI Merger, the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the NMCI management agreement (the “NMCI Management Agreement”), vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.22 daily rate per Containership of TEU 3,000 up to 4,999, respectively; (b) $7.78 daily rate per Containership of TEU 8,000 up to 9,999, respectively; and (c) $8.27 daily rate per Containership of TEU 10,000 up to 11,999, respectively. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the Navios Acquisition management agreement with Tankers Manager (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”), vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel, an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following completion of the Mergers, the Managers provide commercial and technical management services to Navios Partners' vessels for a daily fee of: (a) $4.45 daily per Panamax Vessel; (b) $4.35 daily per Ultra-Handymax Vessel; (c) $5.41 daily per Capesize Vessel; (d) $6.1 daily per owned container vessel of 1,300TEU to 3,400TEU; (e) $6.22 daily rate per Containership of TEU 3,000 up to 4,999; (f) $6.9 daily per 6,800 TEU Containership; (g) $7.78 daily rate per Containership of TEU 8,000 up to 9,999; (h) $8.27 daily rate per Containership of TEU 10,000 up to 11,999; (i) $6.83 per day per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.23 per day per LR1 product tanker vessel; and (k) $9.65 per day per VLCC.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the years ended December 31, 2021 and 2020 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under the Company's Management Agreements, amounted to $11,408 and $3,366, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the Consolidated Statements of Cash Flows. During year ended December 31, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $5,811 are presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations. During year ended December 31, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $2,034 are presented under the caption of “Other expense” in the Consolidated Statements of Operations.

Table of Contents	F- 22

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Vessel operating expenses for each of the years ended December 31, 2021, 2020 and 2019 amounted to $191,449, $93,732 and $68,188, respectively.

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Managers for each of the years ended December 31, 2021, 2020 and 2019 amounted to $28,805, $13,708 and $10,406, respectively.

(r)  Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt and financial liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: Navios Partners' activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: Navios Partners closely monitors its credit exposure to customers and counter-parties for credit risk. Navios Partners has entered into the Management Agreements with the Managers, pursuant to which the Managers agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners' various vessel employment contracts, the Managers have policies in place to ensure that they trade with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable and cash and cash equivalents. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2021, Singapore Marine Pte. Ltd (“Singapore Marine”) represented approximately 14.5% of our total revenues. For the year ended December 31, 2020 HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of the Company’s total revenues. For the year ended December 31, 2019 HMM, Swissmarine and Cargill represented approximately 25.9%, 12.3% and 10.9%, respectively, of the Company’s total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and financial liabilities and the ability to close out market positions. Navios Partners monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Operations.

(s)  Cash Distribution: As per the partnership agreement, within 45 days following the end of each quarter, to the extent and as may be declared by the Board, an amount equal to 100% of Available Cash (as defined herein) with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Available Cash: Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•       less the amount of cash reserves established by the Board of Directors to:

•       provide for the proper conduct of the business (including reserve for maintenance and replacement capital expenditures);

•       comply with applicable law, any of Navios Partners' debt instruments, or other agreements; or

Table of Contents	F- 23

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

Cash distributions are recorded in the Company's financial statements in the period in which they are declared. Navios Partners paid $4,615, $7,872 and $13,550 to its unitholders of common and general partner units during the years ended December 31, 2021, 2020 and 2019, respectively.

Maintenance and Replacement Capital Expenditures: Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners' capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of the Company’s fleet, those capital expenditures would be classified as expansion capital expenditures. As of December 31, 2021, 2020 and 2019, maintenance and replacement capital expenditures reserve approved by the Board of Directors was $83,147, $36,455 and $29,039, respectively.

(t)  Stock-based compensation: In February 2019, December 2019, December 2018 and December 2017, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. Following the NNA Merger, Navios Partners assumed the restricted common units granted in December 2018 and December 2017 to directors and officers of Navios Acquisition, which are based solely on service conditions and vest over four years each, respectively. Upon the NNA Merger, the unvested restricted common units were 11,843 after exchange on a 1 to 0.1275 basis. The fair value of restricted common units is determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. The effect of compensation expense arising from the restricted common units described above amounted to $523, $946 and $2,018 for the years ended December 31, 2021, 2020 and 2019, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2021, 2020 and 2019. As of December 31, 2021, 347,389 restricted common units were vested, cumulatively.

(u)  Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. Under the laws of Marshall Islands, Malta, Cayman Islands, Liberia, British Virgin Islands and Hong Kong, the countries of the vessel-owning subsidiaries' incorporation and vessels' registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying Consolidated Statements of Operations.

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

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. In April 2021, Navios Holdings paid an amount of $5,000 to Navios Partners. As of December 31, 2021 and 2020, the outstanding claim receivable amounted to $0 and $5,000, respectively. The guarantee claim receivable is presented under the caption “Amounts due from related parties” under current assets in the Consolidated Balance Sheets as of December 31, 2020.

Table of Contents	F- 24

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(x)  Leases: Vessel leases where Navios Partners is regarded as the lessor are classified as either operating leases or sales type/ direct financing leases, based on an assessment of the terms of the lease.

For charters classified as finance leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease. For charters classified as operating leases where Navios Partners is regarded as the lessor, (see Note 2(q) — Summary of Significant Accounting Policies).

In cases of lease agreements where the Company acts as the lessee, the Company recognizes a right-of-use asset and a corresponding lease liability on the consolidated balance sheet. After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use asset. In cases of Navios Acquisition’s lease agreements at the date of obtaining control, the Company measured the lease liability at the present value of the remaining lease payments as if these lease agreements were a new lease of the Company at the date of obtaining control. For finance leases, interest expense is determined using the effective interest method and amortization on the right-of-use asset is recognized on a straight line basis over the lease term. For charters classified as operating leases, lease expense is recognized on a straight line basis over the rental periods of such charter agreements. The expense is included under the caption “Time charter and voyage expenses” in the Consolidated Statement of Operations.

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

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest. If step two of the impairment analysis is required, the analysis includes the use of the discounted cash flow which comprises various assumptions, including the Company’s weighted average cost-of capital (“WACC”).

As of December 31, 2021, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its operating lease assets and that step one of the impairment analysis was not required.

As of December 31, 2020, the management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ operating lease assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations As a result, an impairment assessment of operating lease assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each chartered-in vessel and compared it to operating lease asset’s carrying value together with the carrying value of deposits for the option to acquire a vessel including expenses and interest. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat chartered-in vessels), vessel operating expenses in accordance with the terms of Management Agreements (assuming an annual increase of 3.0% every second year for the bareboat chartered-in vessels).

Table of Contents	F- 25

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

(z)  Recent Accounting Pronouncements:

In July 2021, the FASB issued ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”). The guidance in ASU 2021-05 amends the lease classification requirements for the lessors under certain leases containing variable payments to align with practice under ASC 840. The lessor should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC 842-10-25-2 through 25-3; and 2) the lessor would have otherwise recognized a day-one loss. The amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of adoption to the consolidated and combined financial statements and related disclosures.

In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued Accounting Standard Update (“ASU”) 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 (“ASU”) 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. As of December 31, 2021, the Company has not made any contract modifications to replace the reference rate in any of its agreements and will continue to evaluate the effects of this standard on its consolidated financial position, results of operations, and cash flows.

NOTE 3 – ACQUISITION OF NAVIOS CONTAINERS AND NAVIOS ACQUISITION

ACQUISITION OF NAVIOS CONTAINERS

On March 31, 2021, Navios Partners completed the merger (the “NMCI Merger”) contemplated by the Agreement and Plan of Merger (the “NMCI Merger Agreement”), dated as of December 31, 2020, by and amongst Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“Navios Containers”) and Navios Maritime Containers GP LLC, Navios Containers’ general partner. Pursuant to the NMCI Merger Agreement, Merger Sub merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership. As a result of the NMCI Merger, Navios Containers became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. Following the exercise of the optional second merger (“Second Merger”), Navios Containers merged with and into Navios Maritime Containers Sub LP, with Navios Maritime Containers Sub LP continuing as the surviving partnership, and Migen Shipmanagement Ltd, a wholly owned subsidiary of Navios Partners, became Navios Containers’ general partner.

Navios Partners accounted for the NMCI Merger “as a business combination achieved in stages”, which results in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers was remeasured to its fair value at March 31, 2021, the date the controlling interest was acquired and the resulting gain was recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction was allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the NMCI Merger. The excess of the fair value of the identifiable net assets acquired of $342,674 over the total purchase price consideration of $298,621, resulted in a bargain purchase gain of $44,053. The transaction resulted in a bargain purchase gain as a result of the share price of Navios Containers trading at a discount to their net asset value (“NAV”). The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the unfavorable lease terms (intangible liabilities) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to (ii) the current market charter rates for a similar contract and (iii) discounted using the Company’s relevant discount factor of 8.89%.

As of March 31, 2021, Navios Partners previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $106,997, determined using the closing price per common unit of $9.23 of NMCI as of the closing date of the NMCI merger, resulting in revaluation gain of $75,387 which along with the equity gain of $5,452 from the operations of Navios Containers upon the closing date aggregate to a gain on acquisition of control in the amount of $80,839 and is presented in, “Equity in net earnings of affiliated companies”, in the accompanying Consolidated Statement of Operations. The acquisition of the remaining interest of 64.3% through the issuance of newly issued common units in Navios Partners was recorded at a fair value of $191,624 on the basis of 8,133,452 common units issued at a closing price per common unit of $23.56 as of the closing date of the NMCI Merger.

Table of Contents	F- 26

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Upon completion of the NMCI Merger on March 31, 2021, beginning from April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ Consolidated Statements of Operations. Total time charter and voyage revenues and net income of Navios Containers for the period from April 1, 2021 to December 31, 2021 included in the Consolidated Statement of Operations amounted to $168,322 and $182,479, respectively.

Transaction costs amounted to $247 and have been expensed in the Consolidated Statement of Operations under the caption “Transaction costs” in the accompanying Consolidated Statements of Operations.

The following table summarizes the consideration exchanged and the fair value of assets acquired and liabilities assumed on March 31, 2021:

Purchase price:
Fair value of previously held interest (35.7%)	$106,997
Equity issuance (8,133,452 Navios Partners units * $23.56)	191,624
Total purchase price	298,621
Fair value of assets acquired and liabilities assumed:
Vessels	770,981
Current assets (including cash of $10,282)	29,033
Unfavorable lease terms	(224,490)
Long term debt and financial liabilities assumed (including current portion)	(227,434)
Current liabilities	(5,416)
Fair value of net assets acquired	342,674
Bargain gain	$44,053

The acquired intangible, listed below, as determined at the acquisition date and are amortized under the straight line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six	Total
Time charters with unfavorable lease terms	$(126,710)	(52,501)	(20,431)	(12,462)	(11,445)	(941)	$(224,490)

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the acquired identifiable intangible liability:

Amount
Description
Unfavorable lease terms	$(224,490)

ACQUISITION OF NAVIOS ACQUISITION

On August 25, 2021 (date of obtaining control), Navios Partners purchased 44,117,647 newly issued shares of Navios Acquisition, thereby acquiring a controlling interest of 62.4% in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021.

On October 15, 2021, Navios Partners completed the merger with Navios Acquisition (the “NNA Merger” and together with the NMCI Merger, the “Mergers”) and as a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

Navios Partners accounted for the control obtained “as a business combination”, which resulted in the application of the “acquisition method,” as defined under ASC 805, Business Combinations, as well as the recognition of the equity interest in Navios Acquisition not held by Navios Partners to its fair value at the date the controlling interest is acquired by Navios Partners as noncontrolling interest on the consolidated balance sheet. The excess of the fair value of Navios Acquisition’s identifiable net assets acquired of $211,597 over the fair value of the consideration transferred of $150,000 and the fair value of the noncontrolling interest of $57,635, resulted in a bargain gain upon obtaining control of $3,962.

Table of Contents	F- 27

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The fair value of the consideration of $150,000 has been treated as deemed contribution with an equal increase in total partner’s capital. The fair value of the noncontrolling interest was determined by using the Navios Acquisition’s closing price of $2.17 as of August 25, 2021 (date of obtaining control). The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable and unfavorable lease terms (intangible assets and liabilities) were determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to (ii) the current market charter rates for a similar contract and (iii) discounted using the Company’s relevant discount factor of 10.43%.

Total time charter and voyage revenues and net loss of Navios Acquisition for the period from August 26, 2021 to December 31, 2021 included in the Consolidated Statement of Operations amounted to $82,477 and $17,946, respectively.

Transaction costs amounted to $10,192 presented under the caption “Transaction costs” in the accompanying Consolidated Statements of Operations.

The following table summarizes the fair value of the consideration transferred the fair value of assets acquired and liabilities assumed and the fair value of the noncontrolling interest in Navios Acquisition assumed on August 25, 2021:

Purchase consideration:
Fair value of the consideration	$150,000
Fair value of noncontrolling interest (37.6%)	57,635
Total purchase consideration	207,635
Fair value of Navios Acquisition’s assets acquired and liabilities assumed:
Vessels	1,003,040
Other long-term assets	27,291
Operating lease assets	128,619
Current assets (including cash and restricted cash of $32,394)	64,180
Favorable lease terms	112,139
Unfavorable lease terms	(6,529)
Long term debt and financial liabilities assumed (including current portion)	(811,608)
Operating lease liabilities (including current portion)	(128,619)
Current liabilities	(176,916)
Fair value of Navios Acquisition’s net assets	211,597
Bargain gain upon obtaining control	$3,962

The intangible assets and liabilities, listed below, as determined at the date of obtaining control and are amortized under the straight line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six and thereafter	Total
Time charters with favorable lease terms	$24,398	18,232	18,156	17,702	11,182	22,469	$112,139
Time charters with unfavorable lease terms	$(4,672)	(1,857)	—	—	—	—	$(6,529)

Intangible assets and liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the identifiable intangible asset and liability at the date of obtaining control:

Amount
Description
Favorable lease terms	$112,139
Unfavorable lease terms	$(6,529)

Table of Contents	F- 28

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

If the acquisitions of Navios Containers and Navios Acquisition had been consummated as of January 1, 2020, Navios Partners’ pro-forma revenues and net income for the year ended December 31, 2021 would have been $924,978 and $377,071, respectively, and for the year ended December 31, 2020 would have been $715,397 and $97,047, respectively. These pro-forma results do not include non-recurring items directly related to the business combinations as follows: (a) the gain on remeasurement of the previously held interest on Navios Containers and the equity gain from the operations of Navios Containers upon the closing date in the amount of $80,839; (b) the total bargain gain in the amount of $48,015; and (c) the transaction costs related to the Mergers in the amount of $11,169. The pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition of Navios Containers and the consolidation of Navios Acquisition had occurred at the beginning of the period presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$159,467	$19,303
Restricted cash	9,979	11,425
Total cash and cash equivalents and restricted cash	$169,446	$30,728

As of December 31, 2021 and December 31, 2020, restricted cash amounted to $9,979 and $11,425, respectively and relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

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

NOTE 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$26,764	$19,959
Less: Provision for credit losses	(2,990)	(2,990)
Accounts receivable, net	$23,774	$16,969

Charges to provisions for credit losses are summarized as follows:

Allowance for credit losses	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2021	$(2,990)	$—	$—	$(2,990)
Year ended December 31, 2020	$(1,495)	$(1,495)	$—	$(2,990)
Year ended December 31, 2019	$(1,495)	$—	$—	$(1,495)

Concentration of credit risk with respect to accounts receivable is limited due to the Company's large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade receivables. For the year ended December 31, 2021, one customer accounted for 14.5% of the Company’s total revenues. For the year ended December 31, 2020, three customers accounted for 23.4%, 19.5% and 11.4%, respectively, of the Company’s total revenues and for the year ended December 31, 2019, three customers accounted for 25.9%, 12.3% and 10.9%, respectively, of the Company’s total revenues.

Table of Contents	F- 29

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2021	December 31, 2020
Prepaid voyage costs	$2,829	$284
Inventories	21,072	6,267
Claims receivable	5,568	633
Other	3,651	899
Total prepaid expenses and other current assets	$33,120	$8,083

Inventories are comprised of bunkers, lubricants and stores remaining on board as of December 31, 2021.

Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 7 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$1,360,231	$(316,981)	$1,043,250
Additions/ (Depreciation)	113,391	(52,088)	61,303
Disposals	(5,696)	81	(5,615)
Vessels impairment loss	(97,170)	60,490	(36,680)
Balance December 31, 2019	$1,370,756	$(308,498)	$1,062,258
Additions/ (Depreciation)	110,416	(54,884)	55,532
Disposals	(5,233)	158	(5,075)
Vessels impairment loss	(161,199)	89,622	(71,577)
Balance December 31, 2020	$1,314,740	$(273,602)	$1,041,138
Additions/ (Depreciation)	1,996,820	(98,739)	1,898,081
Disposals	(90,933)	4,284	(86,649)
Balance December 31, 2021	$3,220,627	$(368,057)	$2,852,570

During the years ended December 31, 2021 and 2020, the Company capitalized certain extraordinary fees and costs related to vessels' regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $11,408 and $3,366, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the Consolidated Statements of Cash Flows (see Note 18 — Transactions with related parties and affiliates).

Acquisition of Vessels

2021

Upon acquisition of the majority of outstanding stock of Navios Acquisition and the completion of the NMCI Merger, the fleets of Navios Acquisition and Navios Containers were included in Navios Partners’ owned fleet (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30,003 (including $3 capitalized expenses) (see Note 18 – Transactions with related parties and affiliates).

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000 (see Note 18 — Transactions with related parties and affiliates).

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28,567 (including $67 capitalized expenses) (see Note 18 — Transactions with related parties and affiliates).

Table of Contents	F- 30

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500 (see Note 18 — Transactions with related parties and affiliates).

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766) (see Note 18 — Transactions with related parties and affiliates).

The acquisition of the individual vessels from Navios Holdings (except for the Navios Koyo) and Navios Acquisition was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels. Management accounted for each acquisition as an asset acquisition under ASC 805.

2020

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000 (see Note 18 — Transactions with related parties and affiliates).

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56,050 in total, following the liquidation of Navios Europe II (see Note 18 — Transactions with related parties and affiliates).

2019

On December 16, 2019, Navios Partners acquired four drybulk vessels, from an entity affiliated with the Company's Chairwoman and CEO, for a fair value of $40,379, in total, through bank financing of $37,000 (see Note 18 — Transactions with related parties and affiliates).

On December 13, 2019, Navios Partners acquired three Sub-Panamax and two Panamax Containerships for a fair value of $56,083, in total, following the liquidation of Navios Europe I (see Note 18 — Transactions with related parties and affiliates).

Sale of Vessels

2021

On October 29, 2021, Navios Partners sold the Navios Altair I, a 2006-built Panamax vessel of 74,475 dwt, to an unrelated third party for a net sales price of $13,465. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $29, amounted to $10,189 as at the date of the sale.

On August 16, 2021, Navios Partners sold the Harmony N, a 2006-built Containership of 2,824 TEU, to an unrelated third party for a net sales price of $28,420.

On August 13, 2021, Navios Partners sold the Navios Azalea, a 2005-built Panamax vessel of 74,759 dwt, to an unrelated third party for a net sales price of $12,610. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $777, amounted to $10,137 as at the date of the sale.

On July 31, 2021, Navios Partners sold the Navios Dedication, a 2008-built Containership of 4,250 TEU to an unrelated third party for a net sales price of $33,893.

On March 25, 2021, the Company sold the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sales price of $8,190.

On February 10, 2021, the Company sold the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sales price of $8,869.

On January 28, 2021, the Company sold the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sales price of $11,074.

Table of Contents	F- 31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On January 13, 2021, the Company sold the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sales price of $4,559.

Following the sale of the vessels during the year ended December 31, 2021, the aggregate net amount of $33,625, was presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations.

2020

On December 10, 2020, Navios Partners sold the Navios Soleil to an unrelated third party for a net sales price of $8,183. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry dock and special survey cost of $3,108, amounted to $18,163 as at the date of sale. Following the impairment loss of $9,980, recognized as of December 31, 2020, no loss on sale occurred upon the sale of the vessel.

2019

On April 23, 2019, Navios Partners sold the Navios Galaxy I to an unrelated third party, for a net sales price of $5,978. Following the impairment loss of $7,345 recognized as of March 31, 2019, no loss on sale occurred upon the sale of the vessel.

Vessels impairment loss

2021

As of December 31, 2021, events and circumstances did not trigger the existence of potential impairment of the vessels, mainly due to the market improvement. As a result, there was no impairment charge for the year ended December 31, 2021.

2020

In November 2020, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the sale of the Castor N for a net sales price of $8,869. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of December 31, 2020. As of December 31, 2020, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $2,026 has been recognized under the caption “Vessels impairment loss” in the Consolidated Statements of Operations as of December 31, 2020.

In October 2020, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the sale of the Esperanza N for a net sales price of $4,559. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of December 31, 2020. As of September 30, 2020, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $1,780 has been recognized under the caption “Vessels impairment loss” in the Consolidated Statements of Operations as of December 31, 2020. The vessel was sold on January 13, 2021.

2019

On March 21, 2019, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the sale of the Navios Galaxy I for a net sales price of $5,978. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of March 31, 2019. As of March 31, 2019, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $7,345 has been recognized under the caption “Vessels impairment loss” in the Consolidated Statements of Operations as of December 31, 2019. The vessel was sold on April 23, 2019.

NOTE 8 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of December 31, 2021 and December 31, 2020 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2018	$83,716	$(79,384)	$4,332
Additions/ (Amortization)	—	(1,166)	(1,166)
Favorable lease terms December 31, 2019	$83,716	$(80,550)	$3,166
Additions/ (Amortization)	—	(1,166)	(1,166)
Favorable lease terms December 31, 2020	$83,716	$(81,716)	$2,000
Additions/ (Amortization)	112,138	(13,716)	98,422
Favorable lease terms December 31, 2021	$195,854	$(95,432)	$100,422

Table of Contents	F- 32

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amortization expense of favorable lease terms for each of the years ended December 31, 2021, 2020 and 2019 is presented in the following table:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Favorable lease terms	$(13,716)	$(1,166)	$(1,166)
Total	$(13,716)	$(1,166)	$(1,166)

The aggregate amortization of the intangibles for the years ending December 31, is estimated to be as follows:

Year	Amount
2022	$21,836
2023	18,156
2024	18,120
2025	14,251
2026 and thereafter	28,059
Total	$100,422

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 6.1 years for the remaining favorable lease terms, at inception.

Intangible liabilities as of December 31, 2021 and December 31, 2020 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2020	$—	$—	$—
Additions/ (Amortization)	231,019	(108,538)	122,481
Unfavorable lease terms December 31, 2021	$231,019	$(108,538)	$122,481

Amortization income of unfavorable lease terms for each of the years ended December 31, 2021, 2020 and 2019 is presented in the following table:

	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Unfavorable lease terms	$108,538	$—	$—
Total	$108,538	$—	$—

The aggregate amortization of the intangible liabilities for the 12-month periods ending December 31 is estimated to be as follows:

Year	Amount
2022	$68,142
2023	25,889
2024	13,184
2025	11,680
2026 and thereafter	3,586
Total	$122,481

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 2.7 years for the remaining unfavorable lease terms.

Table of Contents	F- 33

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)
NOTE 9 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Creditors	$10,614	$2,684
Brokers	6,828	2,786
Professional and legal fees	3,620	829
Total accounts payable	$21,062	$6,299

NOTE 10 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Accrued voyage expenses	$5,666	$1,436
Accrued loan interest	3,329	1,738
Accrued legal and professional fees	3,894	1,607
Total accrued expenses	$12,889	$4,781

As of December 31, 2021 and December 31, 2020, the amount of $320 and $630, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Partners in December 2021 and 2020 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2021, and as of December 31, 2020, respectively. The total amount of $5,738, $4,970 and $4,645 was recorded in general and administrative expenses in the statements of operations for the years ended December 31, 2021, 2020 and 2019, respectively, and comprised of compensation authorized to the directors and officers of the Company.

NOTE 11 – BORROWINGS

Borrowings as of December 31, 2021 and December 31, 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Credit facilities	$825,267	$427,287
Financial liabilities	549,178	63,882
Total borrowings	$1,374,445	$491,169
Less: Current portion of long-term borrowings, net	(255,137)	(201,835)
Less: Deferred finance costs, net	(12,736)	(4,312)
Long-term borrowings, net	$1,106,572	$285,022

As of December 31, 2021, the total borrowings, net of deferred finance costs under the Navios Partners' credit facilities were $1,361,709.

Term Loan B Facility: On March 14, 2017, Navios Partners completed the issuance of a $405,000 Term Loan B Facility. The Term Loan B Facility bore an interest rate of LIBOR plus 500 bps, it was set to mature on September 14, 2020 and was repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Facility to: (i) refinance a Term Loan B Facility existing at the time; and (ii) pay fees and expenses related to the Term Loan B. On August 10, 2017, Navios Partners completed the issuance of a $53,000 add-on to the Term Loan B Facility. The add-on to the Term Loan B Facility bore the same terms as the Term Loan B Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

During the year ended December 31, 2018, four drybulk vessels were released from security of the Term Loan B Facility and in exchange, five drybulk vessels and $2,000 in cash substituted the released vessels, as collateral to the Term Loan B Facility. In April and May 2019, Navios Partners prepaid $73,478 and released five vessels from the collateral package of the Term Loan B Facility. In August 2019, Navios Partners prepaid $85,500 and released five vessels from the collateral package of the Term Loan B Facility. On October 10, 2019, Navios Partners fully prepaid the Term Loan B Credit Facility's outstanding balance of $253.8 million initially repayable on September 14, 2020. Following the prepayments, an amount of $1,973 and $4,101 was written off from the deferred fees and discount, respectively, and presented under the caption “Interest expense and finance costs” in the Consolidated Statement of Operations.

Table of Contents	F- 34

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

BNP PARIBAS Credit Facilities: On June 26, 2017, Navios Partners entered into a credit facility with BNP PARIBAS of up to $32,000 (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of credit facility of $17,000 was drawn. On July 18, 2017, the second tranche of credit facility of $15,000 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15,070. Following this repayment, an amount of $117 was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing credit facility, in order to refinance two vessels and replace the existing collateral under the credit facility. The facility matured in the third quarter of 2021 and bore interest at LIBOR plus 300 bps per annum. In May 2021, the outstanding balance of the loan amounting to $7,377 was prepaid and refinanced.

On April 28, 2021, Navios Partners entered into new credit facility with BNP PARIBAS for a total amount of $40,000 to refinance the existing credit facility dated June 26, 2017, as amended on April 9, 2019 and to finance the acquisition of two 2012 built 2,782 TEU containerships. On May 10, 2021, the full amount of the credit facility was drawn. As of December 31, 2021, the remaining outstanding balance was $37,143 and is repayable in 14 equal consecutive quarterly installments of $1,429 each, with a final balloon payment of $17,140 to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 285 bps per annum.

DVB Credit Facilities: On July 31, 2018, Navios Partners entered into a credit facility with DVB Bank S.E. of up to $44,000 (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17,500 and $26,500 were drawn on August 30, 2018. Pursuant to the supplemental letter dated March 30, 2021, the repayment was amended. As of December 31, 2021, the remaining outstanding balance of the DVB credit facility was $33,633 and is repayable in four consecutive quarterly installments of $798 each, with a final balloon payment of $30,443 to be repaid on the last repayment date. The facility matures in the fourth quarter 2022 and bears interest at LIBOR plus 290 bps per annum.

On February 12, 2019, Navios Partners entered into a credit facility with DVB Bank S.E. of up to $66,000 (divided into four tranches) in order to refinance the DVB credit facility dated June 28, 2017 and three capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15,675 each. On October 10, 2019, Navios Partners drew the two additional tranches of $14,820 each. Pursuant to the supplemental letter dated March 30, 2021, as of December 31, 2021 the remaining outstanding balance of the facility was $41,593 and is repayable in five consecutive quarterly installments of $1,859 each, with a final balloon payment of $32,297, to be repaid on the last repayment date. The facility matures in the first quarter of 2023 and bears interest at LIBOR plus 260 bps per annum.

HCOB Credit Facilities: On September 26, 2019, Navios Partners entered into a new credit facility with Hamburg Commercial Bank AG of up to $140,000 in order to refinance eight drybulk vessels and five Containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140,000 of credit facility was drawn. The facility matured in the third quarter of 2021 and bore interest at LIBOR plus 320 bps per annum. In June 2021, the outstanding balance of the loan amounting to $107,750 was prepaid and refinanced.

On May 11, 2021, Navios Partners entered into a new credit facility with Hamburg Commercial Bank for a total amount of up to $160,000, in order to: (i) refinance its existing HCOB credit facility dated September 26, 2019; (ii) refinance the existing facility of one dry bulk vessel; and (iii) to partially finance the acquisition of one dry bulk vessel. On June 8, 2021, the full amount of the credit facility was drawn. In October 2021, following the sale of one 2006-built panamax vessel, the amount of $3,836 was prepaid. Following the partial prepayment, as of December 31, 2021, the outstanding balance of the credit facility was $143,820 and is repayable in six consecutive quarterly installments of $6,094 each and eight consecutive quarterly installments of $3,656 each, with a final balloon payment of $78,004 to be repaid on the last repayment date. The facility matures in the second quarter of 2025, bears interest at LIBOR plus 310 bps per annum.

Table of Contents	F- 35

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Hellenic Bank Credit Facility: On June 25, 2020, the Company entered into a new credit facility with Hellenic Bank Public Company Limited in order to partially refinance the ABN credit facility dated December 12, 2019, relating to four of the containerships acquired from Navios Europe I, of up to $17,000. In the first quarter of 2021, following the sale of a 2006-built Containership of 3,398 TEU and a 2007-built Containership of 3,091 TEU, an aggregate amount of $7,893 was prepaid. On April 23, 2021, Navios Partners extended the credit facility with Hellenic Bank Public Company Limited dated June 25, 2020 for an amount of $8,850 in order to partially finance the acquisition of one containership from Navios Acquisition. On April 28, 2021, the amount of $8,850 was drawn. In August 2021, following the sale of one 2006-built containership of 2,824 TEU, the amount of $3,998 was prepaid. In October 2021, an additional amount of $468 was prepaid. As of December 31, 2021, the remaining outstanding balance was $10,094 and is repayable in two consecutive quarterly installments of $858 each, two consecutive quarterly installments of $437 each, seven consecutive quarterly installments of approximately $296 each and one quarterly installment of approximately $437 with a final balloon payment of $4,993 to be repaid on the last repayment date. The credit facility matures in the fourth quarter of 2024 and bears interest at LIBOR plus a margin ranging from 300 bps to 350 bps per annum.

Nordea/Skandinaviska Enskilda/NIBC Credit Facilities: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. of up to $14,300 (divided into two tranches) in order to partially finance the acquisition of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the credit facility of $7,150 was drawn. On June 1, 2018 the second tranche of the March 2018 credit facility of $7,150 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6,554. Following this repayment, an amount of $95 was written-off from the deferred finance fees. As of December 31, 2021, the outstanding balance of the credit facility was $2,978 and is repayable in six equal consecutive quarterly installments of $298 each, with a final balloon payment of $1,190 to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

On December 28, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. of up to $28,500 (divided into three tranches) in order to refinance three Ultra-Handymax vessels, previously included in the Term Loan B collateral package. On May 8, 2019, the first tranche of the credit facility of $11,915 was drawn. On October 10, 2019, the two remaining tranches of the credit facility of $13,475 in total were drawn. Following an amendment in December 2020, one Ultra-Handymax vessel was released from security of the credit facility and one other Handymax vessel was collateralized. As of December 31, 2021, the outstanding balance of the credit facility was $18,873 and is repayable in eight consecutive quarterly installments of $751 each, with a final balloon payment of $12,862 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 275 bps per annum.

ABN Credit Facilities: On December 12, 2019, the Company entered into a new credit facility with ABN Amro Bank N.V. of up to $23,500 in order to finance the acquisition of the five container vessels from Navios Europe I which had subsequently been refinanced from Hellenic Bank Public Company Limited in June 2020. On September 30, 2020, the Company entered into a second supplemental agreement with ABN Amro Bank N.V., to extend the terms of the then outstanding balance. The credit facility matured in the second quarter of 2021 and bore interest at LIBOR plus 400 bps per annum up to February 28, 2021 and 600 bps per annum up to maturity date. In January 13, 2021, the outstanding balance of the loan amounting to $3,369 was fully repaid.

On June 26, 2020, the Company entered into a new credit facility with ABN Amro Bank N.V. of up to $32,200 in order to finance the acquisition of the five drybulk vessels acquired from Navios Europe II. In March 2021, following the sale of one 2011-built Ultra-Handymax vessel of 56,557 dwt, the amount of $4,581 was prepaid. The facility matured in the second quarter of 2021 and bore interest at LIBOR plus 400 bps per annum up to December 31, 2020 and 425 bps per annum up to maturity date. In June 2021, the outstanding balance of the loan amounting to $21,525 was prepaid and refinanced.

DORY Credit Facility: On December 16, 2019, the Company entered into a credit facility with Dory Funding DAC of up to $37,000 in order to finance the acquisition of four drybulk vessels. The facility was scheduled to mature in the third quarter of 2022 and bore interest at LIBOR plus 475 bps per annum for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date. On January 25, 2021, an amount of $9,500 was repaid under the facility for the release of one handymax vessel. In June 2021, the outstanding balance of the loan amounting to $24,975 was prepaid and refinanced.

NBG Credit Facility: On June 17, 2021, Navios Partners entered into a new credit facility with National Bank of Greece for a total amount of up to $43,000, in order to refinance the existing credit facilities of six dry bulk vessels. On June 18, 2021, the full amount was drawn. In August 2021, following the sale of one 2005-built Panamax vessel of 74,759 dwt, the amount of $6,019 was prepaid. As of December 31, 2021, the remaining outstanding balance was $34,401 and is repayable in two consecutive quarterly installments of $1,290 each followed by 16 consecutive quarterly installments of $1,075 each, together with a final balloon payment of $14,620 to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at LIBOR plus 300 bps per annum.

Table of Contents	F- 36

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

DNB BANK ASA Credit Facilities: On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA of up to $40,000 (divided into two tranches) in order to refinance two Capesize vessels, previously included in the Term Loan B collateral package. On October 10, 2019, the two tranches of the credit facility of $34,350 were drawn. The facility was scheduled to mature in the second quarter of 2024 and bore interest at LIBOR plus 275 bps per annum. In December 2021, the outstanding balance of the loan amounting to $26,710 was prepaid and refinanced and the vessels were released from the facility.

On August 19, 2021, Navios Partners entered into a new credit facility with DNB Bank ASA for a total amount of up to $18,000, in order to finance part of the acquisition cost of the Navios Azimuth. On August 20, 2021, the full amount was drawn. As of December 31, 2021, the remaining outstanding balance was $17,360 and is repayable in 19 consecutive quarterly installments of $640 each together with a final balloon payment of $5,200 to be paid on the last repayment date. The facility matures in the third quarter of 2026 and bears interest at LIBOR plus 285 bps per annum.

On December 13, 2021, Navios Partners entered into a new sustainability linked credit facility with DNB Bank ASA of up to $72,710 for the refinancing of the existing credit facilities of three tanker vessels and two dry bulk vessels. On December 15, 2021, the full amount was drawn. As of December 31, 2021, the total outstanding balance was $72,710 and is repayable in 19 consecutive quarterly installments of $2,230 each following a final balloon payment of $30,340 to be paid on the last repayment date. The facility matures in the fourth quarter of 2026 and bears interest at LIBOR plus a margin (ranging from 270 bps to 280 bps per annum depending on the emission efficiency ratio of the vessels as defined in the loan agreement).

CACIB Credit Facilities: On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”) of up to $52,800 (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel, previously included in the Term Loan B collateral package. In August 2019, the three tranches of the credit facility of $36,516, in total were drawn. In October 2019, the fourth tranche of the credit facility of $16,284 was drawn. On August 23, 2021, Navios Partners prepaid $11,404 of the credit facility and released one vessel from the collateral package of the credit facility. The Company entered into a new sale and leaseback agreement of $15,000 for the released vessel (see also Financial Liabilities below). As of December 31, 2021, the remaining outstanding balance of the credit facility was $26,496 and is repayable in seven consecutive six-month installments of $2,300 each, with a final balloon payment of $10,396 to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 275 bps per annum.

On September 28, 2020, the Company entered into a credit facility with CACIB, of up to $33,000 in order to finance the acquisition of the two drybulk vessels acquired from Navios Holdings. The facility was drawn in full on September 30, 2020 and bore interest at LIBOR plus 325 bps per annum. In March 30, 2021, the outstanding balance of the loan amounting to $32,150 was prepaid and refinanced.

On March 23, 2021, Navios Partners entered into a new credit facility with CACIB of $58,000 in order to refinance the CACIB credit facility dated September 28, 2020 and to partially finance the acquisition of the Navios Centaurus and the Navios Avior. On March 30, 2021, the full amount was drawn. As of December 31, 2021, the remaining outstanding balance was $52,400 is repayable in 17 consecutive quarterly installments of $1,600 each, together with a final balloon payment of $25,200 to be repaid on the last repayment date. The credit facility matures in the first quarter of 2026 and bears interest at LIBOR plus 300 bps per annum.

Upon completion of the NMCI Merger, Navios Partners assumed the following credit facilities:

ABN AMRO BANK N.V Facility: On December 3, 2018, Navios Containers entered into a facility agreement with ABN AMRO for an amount of up to $50,000 divided into two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. Navios Containers drew the entire amount under this facility, net of the loan’s discount of $500 in the fourth quarter of 2018. On June 28, 2019, Navios Containers entered into a supplemental agreement with ABN AMRO, under which Navios Containers made a partial prepayment of the loan in the aggregate amount of $9,400 and two containerships were released from the facility. In December 2021, following an additional supplemental agreement with the ABN AMRO, the Company made a partial prepayment of the loan in the aggregate amount of $2,000 and three containerships were released from the facility. As of December 31, 2021, the remaining outstanding balance of the credit facility was $13,050 and is repayable in four equal consecutive quarterly installments of $750 each, with a final balloon payment of $10,050 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2022 and bears interest at LIBOR plus 350 bps per annum.

Table of Contents	F- 37

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

BNP Paribas Facility: On June 26, 2019, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $54,000 to refinance the existing facilities of seven containerships. On June 27, 2019, Navios Containers drew $48,750 net of loan’s discount of $405. As of December 31, 2021, the remaining outstanding balance of the credit facility was $30,469 and is repayable in ten equal consecutive quarterly installments of approximately $1,693 each, with a final balloon payment of $13,542 to be repaid on the last repayment date. The loan bears interest at a rate of LIBOR plus 300 bps and matures in the second quarter of 2024.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following credit facilities:

8 1/8% First Priority Ship Mortgages: On August 26, 2021, Navios Acquisition called for redemption all of its outstanding 8 1/8% First Priority Ship Mortgages (“Ship Mortgage Notes”) by delivery of a redemption notice to the registered holders of the Ship Mortgage Notes and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Ship Mortgage Notes. Navios Acquisition funded the approximately $397,478 aggregate redemption price with net proceeds from (i) the sale by Navios Acquisition pursuant to the NNA Merger (in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act) of 44,117,647 shares of Navios Acquisition common stock to Navios Partners for an aggregate purchase price of $150,000, and borrowings under the Hamburg Commercial Bank AG facility dated in August 2021 and BNP Paribas S.A. Bank facility dated in August 2021. The Ship Mortgage Notes were redeemed in full on September 25, 2021.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility was repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bore interest at a rate of LIBOR plus: (a) up to but not including the drawdown date, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. On December 15, 2021, the outstanding balance of the loan amounting to $33,594 was prepaid and refinanced.

BNP Paribas S.A. Bank Facilities: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44,000 with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The credit facility was repayable in 12 equal consecutive semi-annual installments in the amount of $2,000 each, with a final balloon payment of $20,000 repaid on the last repayment date. The loan matured in December 2021. The loan bore interest at LIBOR plus 230 bps per annum. In December 2021, the outstanding balance of the loan amounting to $22,000 was fully repaid.

In August 2021, Navios Acquisition, entered into a loan facility agreement of up to $96,000 with BNP Paribas, in order to partially refinance the existing indebtedness of five tanker vessels. Pursuant to an amendment in December 2021, one container vessel was added as collateral. Following the amendment, as of December 31, 2021, the remaining outstanding balance of the credit facility was $91,375 and is repayable in 15 equal consecutive quarterly installments in the amount of $5,000 each, with a final balloon payment of $16,375 to be repaid on the last repayment date. The facility matures in the third quarter of 2025 and bears interest at LIBOR plus 285 bps per annum.

Hamburg Commercial Bank AG Facilities: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24,000 to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility was repayable in 17 equal consecutive quarterly installments of $572 each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility was scheduled to mature in September 2021 and bore interest at LIBOR plus 300 bps per annum. In August 2021, the outstanding balance of the loan amounting to $14,847 was prepaid and refinanced.

In October 2019, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of up to $31,800 in order to refinance the existing facility of one VLCC. The facility was repayable in four quarterly installments of $846 each with a final balloon payment of $28,416 repayable on the last repayment date. The facility was expected to mature in October 2020 and bore interest at LIBOR plus 280 bps per annum. In October 2020, Navios Acquisition extended the maturity date of the loan to October 2024. The remaining balance of the facility was repayable in 16 quarterly installments of $846 each with a final balloon payment of $14,880 repayable on the last repayment date and bore interest at LIBOR plus 390 bps per annum. In August 2021, the outstanding balance of the loan amounting to $25,878 was prepaid and refinanced.

Table of Contents	F- 38

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In August 2021, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of $190,216 in order to partially refinance the existing indebtedness of seven tanker vessels. Pursuant to an amendment in December 2021, two container vessels were added as collaterals. Following the amendment and as of December 31, 2021, the remaining outstanding balance of the credit facility was $182,872 and is repayable in ten quarterly installments of $7,343 each, and four quarterly installments of $4,518 each, with a final balloon payment of $91,367, to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 295 bps per annum.

Eurobank S.A: In June 2020, Navios Acquisition entered into a loan agreement with Eurobank S.A. of $20,800 in order to refinance two LR1s. As of December 31, 2021, the remaining outstanding balance of the credit facility was $16,000 and is repayable in ten quarterly installments of $800 each with a final balloon payment of $8,000 repayable on the last repayment date. The facility matures in the second quarter of 2024 and bears interest at LIBOR plus 300 bps per annum.

Financial Liabilities

In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $161 and $155 each, respectively, commencing in December 2018. As of December 31, 2021, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $18,520 in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6,300 per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On April 11, 2019, the amount of $20,000 was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $190 each that commenced in April 2019. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $16,843. The agreement matures in the second quarter of 2029, with a purchase obligation of $6,300 on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7,500, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2019, the amount of $7,500 was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $178 each that commenced in June 2019. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $2,820. The agreement matures in the second quarter of 2022, with a purchase obligation of $2,000 on the last repayment date.

On July 2, 2019, the Company entered into a new sale and leaseback agreement of $22,000, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On July 24, 2019, the amount of $22,000 was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $198 each that commenced in July 2019. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $19,113. The agreement matures in the third quarter of 2030, with a purchase obligation of $6,300 on the last repayment date.

In June 2021, the Company entered into a new sale and leaseback agreement of $15,000, with unrelated third parties for the Navios Bonavis, a 2009- built Capesize vessel of 180,022 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2021, the amount of $15,000 was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $192 that commenced in June 2021. The agreement matures in the second quarter of 2027, with a purchase obligation of $5,000 on the last repayment date. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Bonavis was $14,148.

Table of Contents	F- 39

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In June 2021, the Company entered into a new sale and leaseback agreement of $18,500, with unrelated third parties for the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2021, the amount of $18,500 was drawn. Navios Partners is obligated to make 108 consecutive monthly payments of approximately $186 each that commenced in June 2021. The agreement matures in the second quarter of 2030, with a purchase obligation of $5,000 on the last repayment date. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Ray was $17,784.

On August 16, 2021, the Company entered into a new sale and leaseback agreement of $15,000 with an unrelated third party for the Navios Pollux, a 2009-built Capesize vessel of 180,727 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On August 25, 2021, the amount of $15,000 was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $192 each that commenced in August 2021. The agreement matures in the third quarter of 2027, with a purchase obligation of $5,000 on the last repayment date. As of December 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Pollux was $14,394.

Upon completion of the NMCI Merger, Navios Partners assumed the following financial liabilities:

On May 25, 2018, Navios Containers entered into a $119,000 sale and leaseback transaction with unrelated third parties in order to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, Navios Containers completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26,700. Navios Containers did not proceed with the sale and leaseback transaction of the four remaining vessels. In July 2021, following the sale of one 2008-built container vessel of 4,250 TEU, the amount of $4,778 was prepaid. Following the prepayment, Navios Containers is obligated to make 28 monthly payments in respect of all 13 vessels ranging from $254 to $797 each. Navios Containers also has an obligation to purchase the vessels at the end of the fifth year for $41,850. As of December 31, 2021, the outstanding balance under this sale and leaseback transaction was $57,135.

On March 11, 2020, Navios Containers completed a $119,060 sale and leaseback transaction with unrelated third parties to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Containers drew the entire amount on March 13, 2020, net of discount of $1,191. Navios Containers also has an obligation at maturity to purchase: (i) the two 10,000 TEU containerships for $25,500 in the aggregate; and (ii) the two 8,204 TEU containerships for $18,000 in the aggregate. The sale and leaseback agreement: (i) is repayable in 28 quarterly installments of $2,010 each, in the aggregate, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the two 10,000 TEU containerships; and (ii) is repayable in 20 quarterly installments of: (a) $16.0 per day, in the aggregate, for the first eight installments; and (b) $6.9 per day, in the aggregate, for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the two 8,204 TEU containerships. As of December 31, 2021, the outstanding balance under this sale and leaseback transaction was $94,747.

Table of Contents	F- 40

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following financial liabilities:

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. In April 2018, the Company drew $71,500 under this agreement. The agreement will be repayable in 24 equal consecutive quarterly installments of approximately $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. As of December 31, 2021, the outstanding balance under this agreement was $49,156.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repayable in 17 equal consecutive quarterly installments of $2,267 each, followed by one quarterly installment of $1,369, with a purchase obligation of $33,975 to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 respectively, and bear interest at LIBOR plus 350 bps per annum. As of December 31, 2021, the outstanding balance under these agreements was $73,886.

In August 2019, Navios Acquisition entered into an additional sale and leaseback agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor at the end of the lease term is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $156, commencing as of August 2019, with a purchase obligation of $5,625 to be repaid on the last repayment date. The agreement matures in August 2024 and bears interest at LIBOR plus an implied margin of 380 bps per annum. As of December 31, 2021, the outstanding balance under this agreement was $10,469.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47,220 in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,362 each, with a purchase obligation of $17,950 to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 bps per annum, depending on the vessel financed. As of December 31, 2021, the outstanding balance under this agreement was $33,709.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2,827 each, with a repurchase obligation of up to $25,810 in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of December 31, 2021, the outstanding balance under these agreements was $68,198.

In June 2020, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $72,053 in order to refinance one MR1, one MR2 and two LR1s. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,791 each, with a repurchase obligation of up to $23,913 in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 390 bps to 410 bps per annum, depending on vessel financed. As of December 31, 2021, the outstanding balance under the agreements was $58,256.

As of December 31, 2021, the security deposits under certain sale and leaseback agreements were $10,078, and are presented under “Other long-term assets” in the Consolidated Balance Sheets.

Table of Contents	F- 41

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amounts drawn of the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreements.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30,000 to $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2021, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings were 4.1%, 4.5% and 6.7% for the years ended December 31, 2021, 2020 and 2019, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of December 31, 2021, based on the repayment schedules of the respective credit facilities and financial liabilities (as described above).

Year	Amount
2022	$260,200
2023	284,903
2024	224,023
2025	328,527
2026	162,121
2027 and thereafter	114,671
Total	$1,374,445

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners' financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

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

Notes receivable, net of current portion: The carrying amount of the fixed rate notes receivable approximates its fair value.

Table of Contents	F- 42

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Long-term borrowings, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans and financial liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Navios Partners' financial instruments are as follows:

	December 31, 2021		December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$159,467	$159,467	$19,303	$19,303
Restricted cash	$9,979	$9,979	$11,425	$11,425
Amounts due from related parties, short-term	$—	$—	$5,000	$5,000
Amounts due from related parties, long-term	$35,245	$35,245	$—	$—
Amounts due to related parties, short-term	$(64,204)	$(64,204)	$(35,979)	$(35,979)
Notes receivable, net of current portion	$—	$—	$8,013	$8,013
Long-term borrowings, including current portion, net	$(1,361,709)	$(1,374,445)	$(486,857)	$(491,169)

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2021 and December 31, 2020.

	Fair Value Measurements as at December 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$159,467	$159,467	$—	$—
Restricted cash	$9,979	$9,979	$—	$—
Amounts due from related parties, long-term	$35,245	$—	$35,245	$—
Amounts due to related parties, short-term	$(64,204)	$—	$(64,204)	$—
Long-term borrowings, net (1)	$(1,374,445)	$—	$(1,374,445)	$—

	Fair Value Measurements as at December 31, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$19,303	$19,303	$—	$—
Restricted cash	$11,425	$11,425	$—	$—
Amounts due from related parties, short-term	$5,000	$—	$5,000	$—
Notes receivable, net of current portion(2)	$8,013	$—	$8,013	$—
Amounts due to related parties, long-term	$(35,979)	$—	$(35,979)	$—
Long-term borrowings, net(1)	$(491,169)	$—	$(491,169)	$—

(1)  The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account its creditworthiness.

(2)  The fair value is estimated based on currently available information on the Company's counterparty with similar contract terms, interest rate and remaining maturities.

As of December 31, 2021, there were no assets measured at fair value on a non-recurring basis.

As of December 31, 2020, the Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as at December 31, 2020
	Total	Level I	Level II	Level III
Vessels, net	$62,789	$13,428	$49,361	$—

Table of Contents	F- 43

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 13 – ISSUANCE OF UNITS

On May 21, 2021, Navios Partners entered into a new Continuous Offering Program Sales Agreement (“$110.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $110,000. As of December 31, 2021, since the commencement of the $110.0m Sales Agreement, Navios Partners has issued 3,963,249 units and received net proceeds of $103,691. No additional sales will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 80,883 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were approximately $2,172.

On April 9, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$75.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $75,000. As of December 31, 2021, since the commencement of the $75.0m Sales Agreement, Navios Partners has issued 2,437,624 units and received net proceeds of $73,117. No additional sales will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were approximately $1,530.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25,000. An amended Sales Agreement was entered into on August 3, 2020. As of December 31, 2021, since the commencement of sales pursuant to the amended Sales Agreement, Navios Partners has issued 1,286,857 units and received net proceeds of $23,918. No additional sales will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 26,265 general partnership units to its general partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were $501.

Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. As a result of the NMCI Merger, 8,133,452 common units of Navios Partners were issued to former public unitholders of Navios Containers. Pursuant to the issuance of the common units, Navios Partners issued 165,989 general partner units, resulting in net proceeds of $3,911 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

Pursuant to the terms of the NNA merger agreement, each outstanding common unit of Navios Containers that was held by a stockholder other than Navios Partners, was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition. Pursuant to the issuance of the common units, Navios Partners issued 69,147 general partner units, resulting in net proceeds of $1,893 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

On April 25, 2019, Navios Partners announced that its Board of Directors had approved 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partner units. The reverse stock split was effective on May 21, 2019 and the common units commenced trading on such date on a split adjusted basis.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of the Company's common units over a two year period. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in Navios Partners' discretion and without notice. Repurchases were subject to restrictions under Navios Partners' credit facilities. As of December 31, 2021, since the commencement of the common unit repurchase program, Navios Partners had repurchased and cancelled 312,952 common units on a split adjusted basis, for a total cost of approximately $4,499. There were no repurchases during the year ended December 31, 2021, and the program expired in January 2021.

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $18, $35 and $0 for the years ended December 31, 2021, 2020 and 2019, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2021 and 2020.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $8. The effect of compensation expense arising from the restricted common units described above for the years ended December 31, 2021, 2020 and 2019, amounted to $63, $116 and to $190 respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2021, 2020 and 2019.

In December 2018, Navios Partners authorized the granting of 97,633 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 1,993 general partnership units to its general partner for net proceeds of $27. The effect of compensation expense arising from the restricted common units described above amounted to $187, $348 and $669 for the years ended December 31, 2021, 2020 and 2019 respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2021, 2020 and 2019.

In December 2017, Navios Partners authorized the granting of 91,336 restricted common units, which were issued on January 11, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 1,864 general partnership units to its general partner for net proceeds of $64. The effect of compensation expense arising from the restricted common units described above amounted to $186, $447 and $833 for the years ended December 31, 2021, 2020 and 2019, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2021, 2020 and 2019.

Table of Contents	F- 44

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

Following the NNA Merger, Navios Partners assumed the following granded restricted common units:

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Upon the NNA Merger, the unvested restricted common units were 8,116 after exchange on a 1 to 0.1275 basis. The effect of compensation expense arising from the restricted common units described above for the year ended December 31, 2021 amounted to $32, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2021.

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Upon the NNA Merger, the unvested restricted common units were 3,727 after exchange on a 1 to 0.1275 basis. The effect of compensation expense arising from the restricted common units described above for the year ended December 31, 2021 amounted to $37, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2021.

As of December 31, 2021, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2017, 2018 and 2019 not yet recognized was $166.

Restricted common units outstanding and not vested were 42,916 units, on a split adjusted basis, as of December 31, 2021.

NOTE 14 – SEGMENT INFORMATION

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet as a whole, determining where to allocate resources and drive business forward by examining consolidated results. Thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners' reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk, Containerships and Tankers operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Asia	$431,631	$136,515	$119,344
Europe	225,349	71,531	95,542
North America	56,195	18,576	3,118
Australia	—	149	1,375
Total	$713,175	$226,771	$219,379

Table of Contents	F- 45

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 15 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Cayman Islands, Liberia, British Virgin Islands and Hong Kong, the countries of the vessel-owning subsidiaries' incorporation and vessels' registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel's tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

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

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of December 31, 2021, the total amount of $6,485, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charters. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of December 31, 2021, the total amount of $13,721, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the options to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10,500, representing a deposit for the options to acquire the vessels after the end of the fourth year, of which $5,250 was paid in August 2021 and the remaining amount of $5,250 will be paid upon the delivery of the vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022 and the first half of 2023. As of December 31, 2021, the total amount of $5,333, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Table of Contents	F- 46

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3,500, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $1,750 was paid in August 2021 and the remaining amount of $1,750 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of December 31, 2021, the total amount of $1,777, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Pursuant to a novation agreement dated December 20, 2021 the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the second half of 2022. Navios Partners agreed to pay in total $6,316, of which $3,158 was paid in April 2021 and the remaining amount of $3,158 will be paid during the first quarter of 2022. In December 2021, Navios Partners declared its option to purchase the vessel. As of December 31, 2021, the total amount of $3,158 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In June 2021, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $12,000, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $6,000 was paid in September 2021 and the remaining amount of $6,000 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the second half of 2022. In September 2021, Navios Partners declared its option to purchase the vessel. As of December 31, 2021, the total amount of $6,082, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On June 30, 2021, Navios Partners agreed to acquire a newbuilding Panamax vessel, from an unrelated third party, for a purchase price of $34,300. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners agreed to pay in total $34,300, of which $3,430 was paid in July 2021 and the remaining amount of $30,870 will be paid during 2022 and first half of 2023. In January 2022, Navios Partners declared its option to purchase the vessel. As of December 31, 2021, the total amount of $3,430 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6,160, or $24,640 accumulated for the four vessels, was paid. As of December 31, 2021, the total amount of $24,640 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of $6,160, or $12,320 accumulated for the two vessels, was paid. As of December 31, 2021, the total amount of $12,320 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62,825 each. The vessels are expected to be delivered into Navios Partners’ fleet during the first and the second half of 2024. Navios Partners agreed to pay in total $25,130 in four installments for each vessel and the remaining amount of $37,695 plus extras for each vessel will be paid upon delivery of the vessel. The closing of the transaction of the two optional containerships is subject to completion of customary documentation.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following commitments:

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the vessel Baghdad. The average daily rate under bareboat charter-in agreement of Baghdad amounts to $21. On February 17, 2021, Navios Acquisition took delivery of the vessel Erbil. The average daily rate under bareboat charter-in agreement of Erbil amounts to $21. As of December 31, 2021, the total amount of $2,685 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Table of Contents	F- 47

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the vessel Nave Electron. The average daily rate under bareboat charter-in agreement of the Nave Electron amounts to $21. As of December 31, 2021, the total amount of $1,942 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In the second quarter of 2020, Navios Acquisition exercised its option for a fourth newbuilding Japanese VLCC of approximately 310,000 dwt under a 12-year bareboat charter agreement with de-escalating purchase options and expected delivery in the second half of 2022. The average daily rate under this bareboat charter-in agreement will amount to $21. As of December 31, 2021, the total amount of $65 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

As of December 31, 2021, the Company's future minimum lease commitments under the Company's charter-in contracts, are as follows:

Year	Amount
2022	$38,385
2023	60,652
2024	61,961
2025	61,539
2026	61,260
2027 and thereafter	436,850
Total	$720,647

NOTE 17 – FUTURE MINIMUM CONTRACTUAL REVENUE

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off-hires days) as of December 31, 2021, is as follows:

Year	Amount
2022	$649,858
2023	427,190
2024	355,629
2025	293,848
2026	215,074
2027 and thereafter	404,381
Total	$2,345,980

NOTE 18 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: Pursuant to the Management Agreement, the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover the vessels' operating expenses, other than certain extraordinary fees and costs (pursuant to the terms of the management agreements).

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. Vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily rate per Ultra-Handymax Vessel; (b) $4.45 daily rate per Panamax Vessel; (c) $5.41 daily rate per Capesize Vessel; and (d) $6.90 daily rate per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise. In December 2019, the Management Agreement was further amended to include from January 1, 2020, a $6.1 daily rate per Sub-Panamax/Panamax Containership.

Table of Contents	F- 48

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships and following the liquidation of Navios Europe II, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax vessels. As per the Management Agreement, as amended in December 2019, vessel operating expenses are fixed for two years commencing from January 1, 2020 at $6.1 daily rate per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following the completion of the NMCI Merger, the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the NMCI Management Agreement, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.22 daily rate per Containership of TEU 3,000 up to 4,999, respectively; (b) $7.78 daily rate per Containership of TEU 8,000 up to 9,999, respectively; and (c) $8.27 daily rate per Containership of TEU 10,000 up to 11,999, respectively. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet.and continued to be operated by Tankers Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the NNA Management Agreement, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel, an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following completion of the Mergers, the Managers provide commercial and technical management services to Navios Partners' vessels for a daily fee of: (a) $4.45 daily per Panamax Vessel; (b) $4.35 daily per Ultra-Handymax Vessel; (c) $5.41 daily per Capesize Vessel; (d) $6.1 daily per owned container vessel of 1,300TEU to 3,400TEU; (e) $6.22 daily rate per Containership of TEU 3,000 up to 4,999; (f) $6.9 daily per 6,800 TEU Containership; (g) $7.78 daily rate per Containership of TEU 8,000 up to 9,999; (h) $8.27 daily rate per Containership of TEU 10,000 up to 11,999; (i) $6.83 per day per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.23 per day per LR1 product tanker vessel; and (k) $9.65 per day per VLCC.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the years ended December 31, 2021 and 2020 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under the Company's Management Agreements, amounted to $11,408 and $3,366, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the Consolidated Statements of Cash Flows. During year ended December 31, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $5,811 are presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations. During year ended December 31, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $2,034 are presented under the caption of “Other expense” in the Consolidated Statements of Operations.

Vessel operating expenses for each of the years ended December 31, 2021, 2020 and 2019 amounted to $191,449, $93,732 and $68,188, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Managers for each of the years ended December 31, 2021, 2020 and 2019 amounted to $28,805, $13,708 and $10,406, respectively.

Balance due from/(to) related parties: Balance due from related parties (both short and long term) as of December 31, 2021 and December 31, 2020 amounted to $35,245 and $5,000, respectively, of which the current receivable was $0 and $5,000, respectively and the long-term receivable was $35,245, and $0, respectively. The balance as of December 31, 2020, consisted of the receivable from the Navios Holdings Guarantee of $5,000. Balance due to related parties, short-term as of December 31, 2021 and December 31, 2020 amounted to $64,204 and $35,979, respectively, and mainly consisted of payables to the Managers. The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreement.

Impairment of receivable in affiliated company: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 20 — Investment in Affiliates).

Table of Contents	F- 49

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

As a result of the Europe II Liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56,050 and working capital balances of $(2,718). The acquisition was funded through a new credit facility (Note 11 – Borrowings) and cash on hand for total of $36,056 and the satisfaction of its receivable balances in the amount of approximately $17,276 representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the liquidation of Navios Europe II, there was no balance due from Navios Europe II as of December 31, 2021 and December 31, 2020.

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

Table of Contents	F- 50

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

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. In April 2021, Navios Holdings paid an amount of $5,000 to Navios Partners. As of December 31, 2021 and 2020, the outstanding claim receivable amounted to $0 and $5,000, respectively. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of December 31, 2020.

General partner and Navios Holdings: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with Navios Holdings’ Chairwoman and Chief Executive Officer, Angeliki Frangou.

Acquisition of vessels:

2021

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30,003 (including $3 capitalized expenses).

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000.

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28,567 (including $67 capitalized expenses).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500.

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766).

2020

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000, including working capital balances of $(4,378). The acquisition was funded through a new credit facility of $33,000 (see Note 11 — Borrowings) and the balance of $13,622 seller’s credit by Navios Holdings was repaid on October 2, 2020, presented under the caption “Payable to affiliated company” in the Consolidated Statements of Cash Flows.

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56,050 in total, following the liquidation of Navios Europe II.

2019

On November 26, 2019, Navios Partners entered into a share purchase agreement for the acquisition of five containerships, following the liquidation of Navios Europe I. The vessels were acquired on December 13, 2019 (see Note 7 — Vessels, net).

On November 25, 2019, Navios Partners entered into a share purchase agreement for the acquisition of three Panamax and one Ultra-Handymax drybulk vessels from an entity affiliated with its Chairwoman and CEO for $37,000 (plus working capital adjustment) in a transaction approved by the Conflicts Committee of the Board of Directors of Navios Partners. The vessels were acquired on December 16, 2019 (see Note 7 — Vessels, net).

Table of Contents	F- 51

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45,000. As of the date hereof, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date hereof. The facility bears interest at the rate of 11.50% per annum. As of December 31, 2021, the outstanding balance of $45,000 was eliminated upon consolidation.

Loan payable to affiliated company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp. (“NSM”), an entity affiliated with Navios Acquisition’s Chairwoman and Chief Executive Officer, for a loan of up to $100,000 to be used for general corporate purposes (the “NSM Loan Agreement”). The loan would be repayable in two years and bears interest at a rate of 11% per annum, payable quarterly. Navios Acquisition may elect to defer all scheduled capital and interest payments, in which case the applicable interest rate is 12.5% per annum.

In August 2021, Navios Acquisition entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the NSM Loan Agreement. The Supplemental Loan Agreement provided for: (i) the issuance of 8,823,529 newly-issued shares of common stock of Navios Acquisition in settlement of $30,000 of the outstanding balance of the NSM Loan Agreement and (ii) the repayment of $35,000 of the outstanding balance of the NSM Loan Agreement in cash as of the date of the Supplemental Loan Agreement and the repayment in cash on January 7, 2022 of the remainder of the outstanding balance of the NSM Loan Agreement, of approximately $33,112.

On December 23, 2021, the outstanding amount of $33,112 was repaid. As of December 31, 2021, there was no outstanding balance of the NSM Loan Agreement. Upon completion of the NNA Merger, the newly-issued shares of common stock of Navios Acquisition were converted into common units of Navios Partners on the same terms as is applicable to other outstanding shares of common stock of Navios Acquisition.

As of December 31, 2021, there were outstanding 30,197,087 common units and 622,555 general partnership units, and Navios Holdings held a 10.3% ownership interest in Navios Partners, represented by 3,183,199 common units. Olympos Maritime Ltd. held an ownership of 2.0% represented by all 622,555 outstanding general partner units.

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

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $6,074. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of each time charter. The Company recognized non-cash interest income and discount unwinding totaling to $859, $458 and $470, respectively, for these instruments under the caption “Interest income” in the Consolidated Statements of Operations for each of the years ended December 31, 2021, 2020 and 2019, respectively. On May 14, 2021, the outstanding balance of the notes receivable was settled. As of December 31, 2021 and December 31, 2020, the outstanding balance of the notes receivable, including accrued interest and discount unwinding, amounted to $0 and $8,013, respectively, presented under the caption “Notes Receivable, net of current portion” in the Consolidated Balance Sheets.

For each of the years ended December 31, 2021, 2020 and 2019, the Company recorded an amount of $1,127, $1,130 and $12,121, respectively, of deferred revenue amortization in the Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

As of December 31, 2021, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,127 and $1,057, respectively. As of December 31, 2020, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,127 and $2,185, respectively.

Table of Contents	F- 52

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On January 12, 2017, the Company sold the MSC Cristina for a gross sales price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of December 31, 2021 and 2020, the outstanding balances of the current and non-current note receivable amounted to $0. For each of the years ended December 31, 2021, 2020 and 2019, the Company recorded interest income of $0, $140 and $424, respectively, including accrued interest income of $0, $0 and $38 under the caption “Interest income” in the Consolidated Statements of Operations.

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

Following the liquidation of Navios Europe II, Navios Partners acquired five vessel owning companies for a fair value of $56,050 in total.

Table of Contents	F- 53

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Containers:

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

The fair value of Navios Partners’ equity investment in Navios Containers was based on unadjusted quoted prices in active markets for Navios Containers’ common units. The fair value of Navios Partners’ equity investment in Navios Containers as at December 31, 2020 was $47,528 compared with its carrying value of $26,158.

On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company would acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company (the “Transaction”). The Transaction was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The General Partner of Navios Containers had consented to the NMCI Merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction was completed on March 31, 2021. Under the terms of the Transaction, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

Following the results of the significant tests performed by the Company, it was concluded that Navios Containers met the significance threshold requiring summarized financial information for the affiliated company to be presented for each of the years ended December 31, 2020 and 2019. Since Navios Europe I and Navios Europe II were liquidated on December 13, 2019 and June 29, 2020, balances are presented only for the year ended December 31, 2019.

	For the year ended December 31, 2019
Income Statement	Navios Europe I	Navios Europe II
Revenue	$36,822	$46,718
Net loss	$(18,575)	$(30,203)

NOTE 21 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The amount of distributions paid by Navios Partners and the decision to make any distribution is determined by the Company’s board of directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

Table of Contents	F- 54

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

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

The authorized quarterly cash distributions for all quarters during the years ended December 2021, 2020, 2019, are presented below:

Date	Authorized Quarterly Cash Distribution for the three months ended	Date of record of Common and General Partner unit Unitholders	Payment of Distribution	$/ Unit	Amount of the declared distribution
January 2019	December 31, 2018	February 11, 2019	February 14, 2019	$0.30	$3,458
April 2019	March 31, 2019	May 10, 2019	May 14, 2019	$0.30	$3,364
July 2019	June 30, 2019	August 6, 2019	August 9, 2019	$0.30	$3,364
October 2019	September 30, 2019	November 7, 2019	November 14, 2019	$0.30	$3,364
January 2020	December 31, 2019	February 11, 2020	February 13, 2020	$0.30	$3,365
April 2020	March 31, 2020	May 11, 2020	May 14, 2020	$0.30	$3,366
July 2020	June 30, 2020	August 10, 2020	August 13, 2020	$0.05	$562
October 2020	September 30, 2020	November 9, 2020	November 13, 2020	$0.05	$579
January 2021	December 31,2020	February 9, 2021	February 12, 2021	$0.05	$579
April 2021	March 31, 2021	May 11, 2021	May 14, 2021	$0.05	$1,127
July 2021	June 30, 2021	August 9, 2021	August 12, 2021	$0.05	$1,368
October 2021	September 30, 2021	November 8, 2021	November 12, 2021	$0.05	$1,541
January 2022	December 31,2021	February 9, 2022	February 11, 2022	$0.05	$1,541

Navios Partners calculates earnings/(losses) per unit by allocating reported net income/(loss) attributable to Navios Partners’ unitholders for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per common unit are determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the years ended December 31, 2021, 2020 and 2019.

Table of Contents	F- 55

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net income / (loss) attributable to Navios Partners’ unitholders	$516,186	$(68,541)	$(62,134)
Income / (loss) attributable to:
Common unitholders	$505,862	$(67,173)	$(60,899)
Weighted average units outstanding basic
Common unitholders	22,620,324	10,966,518	10,830,959
Earnings/ (losses) per unit basic:
Common unitholders	$22.36	$(6.13)	$(5.62)
Weighted average units outstanding diluted
Common unitholders	22,663,240	10,966,518	10,830,959
Earnings/ (losses) per unit diluted:
Common unitholders	$22.32	$(6.13)	$(5.62)
Earnings per unit distributed basic:
Common unitholders	$0.20	$0.45	$1.22
Earnings per unit distributed diluted:
Common unitholders	$0.20	$0.45	$1.22
Earnings/ (losses per unit) - undistributed basic:
Common unitholders	$22.16	$(6.58)	$(6.84)
Earnings/ (losses) per unit undistributed diluted
Common unitholders	$22.12	$(6.58)	$(6.84)

Potential common units of 42,916 for the year ended December 31, 2021 are included in the calculation of diluted earnings per unit. Potential common units of 92,699 and 146,541 relating to unvested restricted common units for each of the years ended December 31, 2020 and 2019, respectively, have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 22 – OTHER INCOME - OTHER EXPENSE

As of December 31, 2020, the amount of $2,697 relating to settlement of claims and recovery of other receivables of one of the Company’s vessels is included under the caption “Other income” of the Consolidated Statements of Operations.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. In April 2021, Navios Holdings paid an amount of $5,000 to Navios Partners. As of December 31, 2021 and 2020, the outstanding claim receivable amounted to $0 and $5,000, respectively. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of December 31, 2020. As of December 31, 2019, the amount of $3,638 related to the change in estimate of the guarantee claim receivable and is included under the caption “Other expense” of the Consolidated Statements of Operations.

NOTE 23 – LEASES

Time charter out contracts and pooling arrangements

The Company's contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts and pool arrangements to which the Company is party did not change from previous practice. For further analysis, (see Note 2— Summary of Significant Accounting Policies).

Bareboat charter-in contracts

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Panamax vessel of 82,011 dwt, for a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $6. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Table of Contents	F- 56

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On May 28, 2021 and June 10, 2021, Navios Partners took delivery of the Navios Amitie and the Navios Star, two 2021-built Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $5.9. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners took delivery of two 12-year bareboat charter-in vessels, with de-escalating purchase options, the Baghdad, a 2020-built Japanese VLCC of 313,433 dwt and the Erbil, a 2021-built Japanese VLCC of 313,486 dwt. The average daily rate under bareboat charter-in agreement each of Baghdad and Erbil, amounts to $21. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On August 30, 2021, Navios Partners took delivery of the Nave Electron, a 2021-built VLCC vessel of 313,329 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $21. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. The Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for Navios Libra, 5% for Navios Amite and Navios Star, 6% for Baghdad and Erbil and 4% for Nave Electron.

As of December 31, 2021 and December 31, 2020 the unamortized balance of the lease liability amounted $243,804 and $13,153, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the Consolidated Balance Sheets. Right of use assets amounted $244,337 and $13,285 as at December 31, 2021 and December 31, 2020, respectively, and are presented under the caption “Operating lease assets” in the Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire on a straight-line basis over the lease term. Lease expense for the year ended December 31, 2021, 2020 and 2019 amounted to $12,757, $2,086, and $918, respectively, and is included under the caption “Time charter and voyage expenses” in the Consolidated Statements of Operations.

As of December 31, 2021, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its operating lease assets and that step one of the impairment analysis was not required.

As of December 31, 2020, the Company proceeded with step one of impairment assessment of the unamortized balance of the Right of use asset in relation to vessel Navios Libra. As the undiscounted projected net operating cash flows exceed the carrying value of the right-of-use asset, no impairment loss was recognized as of December 31, 2020.

No impairment loss was recognized as of each of December 31, 2021, 2020 and 2019.

Table of Contents	F- 57

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of December 31, 2021:

Charter-in vessels in operation
December 31, 2022	$30,603
December 31, 2023	30,558
December 31, 2024	30,508
December 31, 2025	30,368
December 31, 2026	30,257
December 31, 2027 and thereafter	166,021
Total	$318,315
Operating lease liabilities, including current portion	$243,804
Discount based on incremental borrowing rate	$74,511

Bareboat charter-out contract

Subsequently to the charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of 10-years for the vessels Baghdad and Erbil. The agreement includes an optional period of 5 years. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the arrangements are operating leases.

The Company recognizes in relation to the operating leases for the charter-out agreements the charter-out hire income in the consolidated statements of operations on a straight-line basis. As of December 31, 2021, the charter hire income (net of commissions, if any) amounted to $7,031 and it is included in the consolidated statements of operations under the caption “Time charter and voyage revenues”.

NOTE 24 – SUBSEQUENT EVENTS

On March 28, 2022, Navios Partners entered into a new credit facility with a commercial bank for a total amount of up to $55,000 in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. The credit facility matures in March 2027 and bears interest at daily cumulative or non-cumulative compounded RFR rate (as defined in the loan agreement) plus 2.25% per annum. On March 31, 2022, the entire amount was drawn under this loan.

In February 2022, Navios Partners agreed to sell the Navios Utmost and the Navios Unite, two 2006-built Containerships of 8,204 TEU each, to an unrelated third party, for an aggregate sales price of $220,000. The sale is expected to be completed during the second half of 2022 and the gain on sale of vessels is expected to be approximately $144,304.

In January 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2021 of $0.05 per unit. The distribution was paid on February 11, 2022 to all unitholders of common units and general partner units of record as of February 9, 2022. The aggregate amount of the declared distribution was $1,541.

Table of Contents	F- 58

SIGNATURES

The registrant herby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: April 12, 2022

Table of Contents	209