Form 20-F
period 2022-12-31
Navios Maritime Partners L.P.
filed 2023-03-24
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________

FORM 20-F
_________________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Todd E. Mason

Thompson Hine LLP

335 Madison Ave.

New York, NY 10017

todd.mason@thompsonhine.com

(212) 908-3946

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units	NMM	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
_________________________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 30,184,388 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to pay quarterly cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our ability to take delivery of, integrate into our fleet, and employ additional vessels, whether secondhand, as the fleets acquired in the Navios Maritime Containers L.P. (“Navios Containers”) and the Navios Maritime Acquisition Corporation (“Navios Acquisition”) mergers and the 36-vessel drybulk fleet acquisition from Navios Maritime Holdings Inc. (“Navios Holdings”), or any newbuildings we may order in the future;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	future supply of, and demand for, liquid and dry cargo commodities;
•	volatility in interest rates, including Secured Overnight Financing Rate (“SOFR”);
•	our ability to maintain long-term relationships with major commodity traders, oil majors, operators and liner companies;
•	our ability to leverage the scale, experience, reputation and relationships of our managers, namely Navios Shipmanagement Inc. (the “Manager”), and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) and our affiliates, including Navios Holdings;
•	our continued ability to enter into long-term, fixed-rate time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;
•	potential liability and costs due to environmental, safety and other incidents involving our vessels;
•	our track record, and past and future performance, in safety, environmental and regulatory matters;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreements, (the “Management Agreements”) with the Managers and the administrative services agreement (the “Administrative Services Agreement”) with the Manager and for reimbursements for fees and costs of our general partner;
•	estimated future maintenance and replacement capital expenditures;

Table of Contents	2

•	future sales of our common units in the public market;
•	the cyclical nature of the international shipping industry;
•	fluctuations in charter rates for tanker vessels, dry bulk carriers and containerships (“Dry Cargo”);
•	the number of newbuildings currently under construction;
•	changes in the market values of our vessels and the vessels for which we have purchase options;
•	an inability to expand relationships with existing customers and obtain new customers;
•	the loss of any customer or charter or vessel;
•	the aging of our fleet and resultant increases in operations costs;
•	damage to our vessels;
•	global economic outlook and growth and changes in general economic and business conditions;
•	domestic and international political conditions, including wars, pandemics, terrorism and piracy;
•	public health threats;
•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;
•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	the changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization (the “IMO”) and the European Union (sometimes referred to as “EU”), or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;
•	the anticipated taxation of our partnership and our unitholders;
•	expected demand in the shipping sectors in which we operate in general and the demand for our Drybulk, Container and Tanker vessels in particular;
•	our ability to retain key executive officers;
•	customers' increasing emphasis on environmental and safety concerns;
•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and
•	other factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Table of Contents	3

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.     [Reserved]

B.     Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

Risks Relating to Our Business and our Industry

•	Our growth depends on continued growth in demand for drybulk commodities, liquid cargo, finished or semi-finished goods, and the shipping of drybulk cargoes, containers, as well as crude oil, petroleum products and other liquid cargoes.
•	The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values. Charter hire rates have significantly declined from historically high levels recently, are volatile and may remain depressed or reach low levels or decrease in the future, which may adversely affect our earnings, revenue and our profitability.
•	A decrease in the level of China's imports of raw materials, exports of goods, or a decrease in trade globally could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•	Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.
•	Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.
•	An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•	We are focused on employing vessels on long-term charters and we may have difficulties in doing so if a more active short-term or spot market develops.
•	While we favor longer term charters for all the tanker, dry bulk and container vessels we own or control, we may from time to time have to rely on chartering our vessels in the spot market either because our charter ended during a period of weak demand or we need to reposition a vessel out of a geographically or seasonally disadvantaged position. Additionally some of the longer term charters we have are indexed to spot rates. Spot market rates for tanker, dry bulk and container vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market or those that may be chartered under index linked charters.
•

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition from new entrants and established companies with significant resources.

•	As we expand our business, we may have difficulty managing our growth, which could increase expenses.
•	We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

•	Delays in deliveries of secondhand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.
•	If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.
•	The loss of a customer, charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.
•	The aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.
•	A number of third party owners have ordered so-called “eco-type” vessel designs or have retrofitted scrubbers to remove sulfur from exhaust gases, which may offer substantial bunker savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of “eco-type” or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

•	Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Table of Contents	4

•	Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

•	The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our financing arrangements, resulting in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results. Depressed vessel values could also cause us to incur impairment charges. If vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.
•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less or no cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.
•	We may be subject to litigation that, if not resolved in our favor or not sufficiently insured against, could have a material adverse effect on us.
•	Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.
•	Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.
•	Our growth depends on continued growth in demand for crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.
•	Increasing growth of electric vehicles and other measures intended to reduce CO2 emissions could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
•	We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.
•	An oversupply of vessel capacity may depress rates, which may affect our ability to operate our vessels profitably.
•	Fuel price fluctuations may have an adverse effect on our profits.
•	If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels even prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions to unitholders, to the extent we are making distributions, may be diminished or our financial leverage could increase or our unitholders could be diluted.
•	We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident.
•	Climate change and government laws and regulations related to climate change could negatively impact our financial condition.
•	We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business, including the pending SEC Environmental, Social and Governance (“ESG”) disclosure rules in the U.S. and European Union..
•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU, the UK and other jurisdictions/authorities.
•	We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.
•	The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.
•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Table of Contents	5

•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.
•	Disruptions in global financial markets, terrorist attacks, regional armed conflicts, general political unrest, economic crisis, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
•	Our financial and operating performance may be adversely affected by the COVID-19 pandemic and related governmental responses..
•	Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

Risks Relating to Our Indebtedness

•	The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities and certain financial liabilities and result in foreclosure on our mortgaged vessels.
•	We may be unable to obtain additional financing and our debt levels may limit our ability to do so and pursue other business opportunities, and our interest rates under our financing arrangements may fluctuate and may impact our operations.
•	We are exposed to volatility in interest rates, including SOFR.
•	Our financing arrangements contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

Risks Relating to Our Units

•	Our board of directors may not declare cash distributions in the foreseeable future.
•	Any dividend payments on our common units would be declared in U.S. dollars, and any unit holder whose principal currency is not the U.S. dollar would be subject to risks of exchange rate fluctuations.
•	The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.
•	The price of our common units may be volatile.
•	Increases in interest rates may cause the market price of our common units to decline.
•	Substantial future issuance and sale of our common units in the public market, including through our continuous offering sales program, could cause the price of our common units to fall, and would dilute your ownership interests.
•	Unitholders may be liable for repayment of distributions.
•	Common unitholders have limited voting rights and our partnership agreement restricts the voting rights of common unitholders owning more than 4.9% of our common units.

Risks Relating to Our Organizational Structure, Taxes and Other Legal Matters

•	Navios Holdings and their affiliates may compete with us.
•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions.
•	We depend on the Managers to assist us in operating and expanding our business.
•	The loss of key members of our senior management team could disrupt the management of our business.
•

The Managers may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased costs for its employees and crew and other vessel operating costs.

•	We may be subject to taxes, which may reduce our cash available for distribution to our unitholders.
•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.
•	We may have to pay tax on U.S.-source income, which would reduce our earnings.
•	Actions taken by holders of our common units could result in our (and certain of our non-U.S. subsidiaries) being treated as a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.

•	You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.
•	We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

Table of Contents	6

•	Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•	We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.
•	Our partnership agreement limits our general partners and our directors fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.
•	Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.
•	Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to a third party without common unitholder consent.
•	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if our public unitholders are dissatisfied, they will need a qualified majority to remove our general partner
•	Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
•	We can borrow money to pay distributions, it would reduce the amount of credit available to operate our business.
•	Our management will have broad discretion with respect to the use of the proceeds resulting from the issuance of common units whether under a continuous offering program or a secondary offering.
•	Our general partner and its affiliates, including Navios Holdings, own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.
•	Our officers face conflicts of interest and conflicts in the allocation of their time to our business.
•	Fees and cost reimbursements, which the Managers determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

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

We anticipate that the future demand for our drybulk carriers, container and tanker vessels and their charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India and Brazil. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk and tanker trades and the demand for drybulk vessels and tankers. The Asia Pacific and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the Organisation for Economic Cooperation and Development (“OECD”) and worldwide. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in demand of such drybulk, tanker and container shipping trades. For example, recent slowdowns of the Chinese economy have adversely affected demand for bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at levels below their peaks in the fall of 2021. Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the uncertainty surrounding the future of the Eurozone; the economic prospects of the United States (sometimes referred to as the “U.S.”); the future economic growth of China, Brazil, India, and other emerging markets; the current armed conflict between Russia and Ukraine; and changing oil production and consumption patterns due to pandemics, war, efficiencies, environmental concerns, new technologies and government policy changes are all expected to affect demand for drybulk carriers, container vessels, and product and crude tankers going-forward.

The past global financial crisis, the continuing U.S. shale production expansion and the effects of COVID-19 have intensified the unpredictability of tanker rates. Furthermore, the extension of refinery capacity in China, India and particularly the Middle East through 2022 and 2023 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Changes in product trading patterns due to the implementation of the IMO 2020 sulfur reduction rules and closure of refineries due to the pandemic should increase trade in refined oil products. Changes in crude and product trading patterns due to the armed conflict between Russia and the Ukraine may remain long after the conflict is resolved and sanctions are removed, which should increase ton miles and therefore the demand for such vessels.

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

While containership rates have fallen from their all time highs in the beginning of 2022 due to governments’ removal of pandemic related restrictions on travel and business, and the reduction or elimination of supply chain disruptions, there is no guarantee that they will remain at levels that are still elevated above pre-pandemic rates and could return to levels at or below their long term averages.

A slowdown in the economies of the U.S. or the EU, or certain other Asian countries may also adversely affect economic growth in the Asia Pacific region and India. A decline in demand for commodities transported in drybulk carriers, tankers and/or containerships, or an increase in supply of drybulk vessels, tankers or containerships could cause a further decline in charter rates,which could materially adversely affect our cashflows, profitability and our results of operations and financial condition.

Table of Contents	7

The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values. Charter hire rates have significantly declined from historically high levels recently, are volatile and may remain depressed or reach low levels or decrease in the future, which may adversely affect our earnings, revenue, profitability and ability to pay distributions.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have declined significantly from historically high levels. For example, in the past time charter and spot market rates for drybulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 26 key drybulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI showed improvement since then, in the last two years it has ranged from a low of 530 in February 2023 to a high of 5,650 in October 2021, and at 1,535 on March 17, 2023 it remains at low levels compared to historical highs and there can be no assurance that the drybulk charter market will not decline further.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a $/day per twenty-foot equivalent units (“TEU”) weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2020, the Containership Timecharter Rate Index stood at 61 points, hit a bottom of 41 points as of the end of June 2020 and then rose to an all time high of 434 as of the beginning of April 2022. Since then the Containership Timecharter Rate Index has fallen to 95 at the end of February 2023. Current container charter rates are at rates that are above pre-pandemic levels but there is no guarantee that they will remain elevated and could return to average or below average levels when they fall.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Exchange Dirty Tanker Index (BDTI) declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2021, it has traded between a low of 492 and a high of 2,496; as of March 17, 2023, it stood at 1,579. The Baltic Exchange Clean Tanker Index (BCTI) fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between a low of 432 and a high of 2,143 since January 2021 and stood at 1,070 as of March 17, 2023. Tanker charter rates for VLCCs, LR1s and MR2s experienced the lowest annual average time charter earnings on record in 2021, although current rates are higher than those recorded lows. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to a record 13 million barrels per day in June 2020 and stood at 11.4 million barrels per day in December 2022. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by over 900% from 0.4 million barrels per day to a record 4.1 million barrels per day in October 2022; and averaged 3.5 MBPD in January 2023. The U.S. has steadily increased its total petroleum product exports by about 500% to a record 6.3 million barrels per day in June 2022 from one million barrels per day in January 2006. Exports remained elevated in November 2022 at 5.9 million barrels per day.

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

Table of Contents	8

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

Factors that influence demand for vessels capacity include:

•	global and regional economic and political conditions, including armed conflicts, wars and terrorist activities (including piracy), embargoes and strikes;

•	global or local health related issues including disease outbreaks or pandemics, such as the COVID-19 pandemic;

•	disruptions and developments in international trade, including the effects of currency exchange rate changes and any differences in supply and demand between regions;

•	changes in seaborne and other transportation patterns;

•	supply and demand for energy resources, drybulk products, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	supply and demand for commodities shipped in Dry Cargo vessels;

•	supply and demand of liquid cargoes, including petroleum and petroleum products;

•	changes in global production of raw materials, semi-finished or finished goods and products transported by containerships;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	the distance drybulk, liquid cargo or containers are to be moved by sea, including changes in the distances over which cargo is transported due to geographic changes where commodities are produced, manufactured, refined or used or due to sanctions or restrictions due to geopolitical issues, embargoes, wars or other conflicts;

•	fuel prices for the bunker fuel used aboard ships;

•	whether the vessel is equipped with scrubbers or not;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	waiting days in ports or port congestion generally due to any causes;

•	the globalization of manufacturing and all developments in international trade;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	any weather events affecting production or consumption or movements at sea and crop yields;

•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes (including the application of stimulus programs or withdrawal of same), import and export restrictions, including sanctions, trade wars, central bank policies and pollution conventions or protocols, including any limits on CO2 emissions or the consumption of carbon based fuels due to climate change agreements or protocols;

•	political developments, including changes to trade policies and or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to conflicts, wars, banking, financial, economic or health crises;

•	domestic and foreign tax policies;

•	armed conflicts and terrorist activities;

•	competition from alternative sources of energy and/or governmental policies encouraging the use of such alternatives (including the replacement of fossil fuels, such as coal or oil, with renewables for industrial or consumer use);

•	international sanctions, embargoes, strikes and nationalizations; and

•	technical advances in ship design and construction.

Table of Contents	9

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are out of service (including any held in quarantine or waiting for crew changes due to health related or other restrictions or those vessels impounded or restricted from movement due to any war, lockout, lack of insurance or other political measure), namely those that are laid-up, drydocked, awaiting or undergoing repairs or otherwise not available or prevented from being available for hire;

•	the scrapping rate of older vessels;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals or closure or blockage due to accidents, war or any other reason;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	weather;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to drybulk cargo and the reverse conversion;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	changes in environmental and other regulations and standards (including IMO rules requiring a reduction in the use of high sulfur fuels, the fitting of additional ballast water treatment systems and rules intended to reduce CO2 emissions) that limit the profitability, operations or useful lives of vessels;

•	the price of steel, fuel and other raw materials; and

•	the economics of slow steaming.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to newbuilding and scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing drybulk, tanker and container fleets in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These and other factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. For example, in 2022, China imported 1.093 billion tons of iron ore by sea out of a total of 1.479 billion tons shipped globally, accounting for about 74% of the global seaborne iron ore trade. While it accounted for approximately 19% of seaborne coal movements of coal in 2022 according to current estimates (234 million tons imported compared to 1.224 billion tons of seaborne coal traded globally), and 23% of all crude oil shipped globally in 2022 (453 million tons imported compared to 1.967 billion tons of seaborne crude oil traded globally). Our drybulk vessels, tankers and containerships are deployed by our charterers on routes involving trade in and out of emerging markets, and our charterers' revenue may be derived from the shipment of goods within the Asia Pacific region and to or from various overseas export markets. Any reduction in or hindrance to China-based importers or exporters could have a material adverse effect on the growth rate of China's imports and exports and on our charterers' business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal and Chinese-made goods, or promoting the export of Chinese coal or increasing consumption of natural gas or banning imports of coal or other commodities from certain countries to China or increasing the production of electricity from renewable resources or changing any policy to promote domestic consumption which decreases imports or exports of raw materials or finished goods.

Table of Contents	10

This may have the effect of (i) reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for drybulk or tanker shipping, and (ii) reducing the supply of goods available for export and may, in turn, result in a decrease of demand for drybulk, tanker or container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change, reversal or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. The conflict between Ukraine and Russia and any sanctions resulting therefrom, the pandemic and ongoing global trade war between the U.S. and China may contribute to an economic slowdown in China.

In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China's growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact the shipping industry. For example, the possibility of the introduction of impediments (including any sanctions) to trade with or within the European Union member countries in response to wars, conflicts or increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Political events such as a global trade war or any moves by either China, the United States or the European Union to levy additional tariffs on imported goods as part of protectionist measures or otherwise, could decrease shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

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

Similarly, an extension or expansion of the current worldwide pandemic, or withdrawals or changes to economic stimulus packages or initiations or endings to local lockdowns or quarantines by China or other nations to combat the pandemic may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods including petroleum products and manufactured products to be shipped from or through China or imports of commodities including iron ore, coal, grain and crude oil to China, which would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Table of Contents	11

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

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Partnership – B. Business Overview - Economic Sanctions and Compliance”.

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

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and Atlantic basin crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or Atlantic basin regions;

•	increased demand for crude oil in the Arabian Gulf or Atlantic basin regions;

•	a decision by OPEC or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf or Atlantic basin including West Africa and political or armed conflicts or sanctions anywhere that affect demand for crude oil from these regions or other factors;

•	economic and pandemic related crises that decrease oil demand generally;

•	changes to oil production in other regions, such as the United States, Russia and Latin America, including those production changes caused by war, conflict or sanctions; and

•	the development and the relative costs of nuclear power, natural gas, coal, renewables and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or Atlantic basin may materially adversely affect our financial performance.

Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

According to the 2023 Annual Energy Outlook published in March 2023 by the US Energy Information Agency (“EIA”): Although domestic consumption of petroleum and other liquids does not increase through 2040 across most cases, U.S. petroleum and other liquids production remains high because of increased exports of finished products in response to growing international demand. In all cases, the EIA projected that the United States will remain a net exporter of petroleum products through 2050. Crude oil imports remain relatively flat in the Reference case but vary widely in the side cases. This wide range in imports is mainly due to the tradeoff between domestic production and imports. In the Low Oil and Gas Supply case, crude oil imports increase significantly, partially to account for falling domestic crude oil production. The opposite occurs in the High Oil and Gas Supply case, in which increased domestic production balances lower crude oil imports. Similarly in the annual World Energy Outlook (October 2022), the International Energy Agency (“IEA”) forecast that U.S. crude oil output will expand by 3.9 million barrels per day (“MBPD”) to 20.7 MBPD by 2030 from 16.8 MBPD in 2021 in their Stated Policies Scenario (STEPS) while Saudi Arabia increases production by about 2.5 MBPD by 2030 (from 11.0 to 13.5 MBPD), making the U.S. the world’s largest oil producer from now until 2030 ahead of both Saudi Arabia and Russia. Brazil and Guyana will increase oil net exports by 3.0 MBPD by 2030 adding to Atlantic Basin supply. Russian production will fall by 2.1 MBPD while other Middle Eastern countries produce an additional 3.5 MBPD to 2030. Global oil demand surpasses 2019 levels by 2023 and increases to 102 MBPD in 2030, with China, India and Southeast Asia together accounting for more than 60% of the increase in global demand while demand in advanced economies falls by 3 MBPD to 2030 which will continue the trend of shipping more Atlantic Basin oil to China, India and Other Asian countries.

In recent years the share of total U.S. consumption met by net imports, including both crude oil and products (excluding biofuels), has been decreasing since peaking at over 68% in 2008 according to BP’s 2022 Statistical Review and stood at 45% for 2021. EIA statistics for 2020 show that U.S. crude oil imports fell 14% to an average of 5.9 MBPD under the 7.3 MBPD for 2019 but rose slightly in 2021 to 6.1 MBPD (4%) and in 2022 to 6.3 MBPD (3%), and the average imports are still below the June 2005 peak of 10.8 MBPD. EIA statistics note that U.S. crude oil exports have risen steadily since the ban on exports was lifted in 2015 reaching an all-time high of 4.1 MBPD in October 2022 and stood at 3.5 MBPD in January 2023, which was a very significant increase over the most recent low of 9,100 barrels per day exported in 2002 on average. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Table of Contents	12

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. In past years, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Concerns regarding terrorist threats from groups in Europe and the refugee crisis or any investment legislation that favors domestic production or production from friendly nations may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. Deteriorations in the global economy have caused, and may continue to cause, decreases in worldwide demand for dry and liquid cargoes and certain goods shipped in containerized form.

Uncertainty has been created about the future relationship between the United States, China, Russia and other importing and exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, the costs of such delivery and (iv) the risks associated with exporting or importing goods. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China or between Russia and other countries. These developments would have an adverse impact on our charterers' business, operating results and financial condition. This could, in turn, affect our charterers' ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

We are focused on employing vessels on long-term charters and we may have difficulties in doing so if a more active short-term or spot market develops.

One of our principal strategies is to enter into long-term charters, although we believe it is impractical to determine the typical charter length for vessels in our sectors due to factors such as market dynamics, charter strategy and the private nature of charter agreements. If a market for long-term time charters in the sectors in which we operate does not develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for our vessels. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices or indices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping dry or liquid cargoes or containerships is depressed or these markets become depressed during the period of any adjustable rate charter.

While we favor longer term charters for all the tanker, dry bulk and container vessels we own or control, we may from time to time have to rely on chartering our vessels in the spot market either because our charter ended during a period of weak demand or we need to reposition a vessel out of a geographically or seasonally disadvantaged position. Additionally some of the longer term charters we have are indexed to spot rates. Spot market rates for tanker, dry bulk and container vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market or those that may be chartered under index linked charters.

We may deploy at least some of our product tankers, chemical tankers and Very Large Crude Carriers (“VLCCs”) in the spot market directly or in pools. Although spot chartering is common in the product, chemical and VLCC sectors, product tankers, chemical tankers and VLCC charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. World oil demand is influenced by many factors, including international economic activity (including reactions to any economic or health crises or conflicts); geographic changes in oil production, weather and seasonal demand, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China.

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

Table of Contents	13

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

Currently, spot charter hire rates are above operating costs for all tanker, dry bulk and container vessel sizes and there is no assurance that the crude oil, product and chemical tanker charter market will rise over the next several months or will not decline. A decrease in spot rates may decrease the revenues and cash flow we derive from vessels employed in pools or on index linked charters. Such volatility in pool or index linked charters may be mitigated by any minimum rate due to us that we negotiate with our charterers.

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

Certain of our tanker, dry bulk and container vessels are contractually committed to time charters. We are not permitted to unilaterally terminate the charter agreements of these vessels due to upswings in industry cycles, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter our vessels on long term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters.

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

Long-term time charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator's environmental, health and safety record and acceptability to charterers;

•	the acceptability of the vessel due to its history;

•	compliance with the IMO or carbon intensity rules or standards and the heightened industry standards that have been set by some energy companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;
Table of Contents	14

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the tanker, containership and drybulk sectors. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters, as well as for the acquisition of high-quality secondhand vessels and newbuilding vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market.

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

We intend to continue growing our fleet, either through purchases, ordering newbuilt vessels, the increase of the number of chartered-in vessels or through the acquisitions of businesses, as is the case with the acquisitions of Navios Containers’ and Navios Acquisition’s fleets or through the acquisitions of assets, as is the case with the acquisition of 36-vessel drybulk fleet from Navios Holdings. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on our success in locating and acquiring suitable vessels, identifying and entering into shipbuilding contracts at acceptable prices and consummating acquisitions or joint ventures, integrating any acquired business successfully with our existing operations, enhancing our customer base, managing our expansion, and obtaining required financing.

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

Table of Contents	15

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

•                  weather interference or catastrophic event, such as a major earthquake or fire;

•                  requests for changes to the original vessel specifications;

•                  shortages of or delays in the receipt of necessary construction materials, such as steel;

Table of Contents	16

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

For the year ended December 31, 2022, no customer accounted for 10.0% or more of our total revenues. For the year ended December 31, 2021, Singapore Marine Pte. Ltd (“Singapore Marine”) represented approximately 14.5% of our total revenues. For the year ended December 31, 2020, Hyundai Merchant Marine Co. (“HMM”), Singapore Marine, and Cargill International S.A. (“Cargill”), represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. The charterers in the containership sector consist of a limited number of liner companies and the charterers in the tanker sector consist of a limited number of oil companies and oil traders. The combination of any surplus of vessel capacity, the expected entry into service of new technologically advanced vessels, and the expected increase in the size of the world dry bulk, tanker and container fleets over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of capacity available at lower charter rates and lack of demand for our customers could negatively affect our charterers' willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. The number of leading liner companies which are part of our client base may continue to shrink and we may depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unitholders.

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

For example, in 2016, HMM faced financial difficulties and developed a restructuring plan, which included restructuring agreements for five of our containerships. In addition, Navios Partners has filed claims for lost revenues in connection with the 2016 filing by Hanjin Shipping Co. (“Hanjin”) for rehabilitation, which was later followed by entry into liquidation in 2017. The Company had fully provided for these amounts in its books.

All of our drybulk time charters are scheduled to expire on dates ranging from April 2023 to March 2028. All of our tanker time charters are scheduled to expire on dates ranging from April 2023 to February 2031. All of our containerships are scheduled to expire on dates ranging from April 2023 to December 2036.

If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

Table of Contents	17

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

As of March 13, 2023, the vessels in our fleet had an average age of approximately 9.5 years, basis fully delivered fleet, when drybulk and tanker vessels have an expected life of approximately 25 years and containerships have an expected life of approximately 30 years and we may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. As our fleet ages, we will incur increased costs. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter our vessels due to their age, it could materially adversely affect our earnings.

A number of third party owners have ordered so-called “eco-type” vessel designs or have retrofitted scrubbers to remove sulfur from exhaust gases, which may offer substantial bunker savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of “eco-type” or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

New eco-type vessel designs or scrubber retrofits purport to offer material bunker savings compared to older designs, including certain of our vessels. Fitting scrubbers will allow a ship to consume high sulfur fuel oil (“HSFO”) which, to date, has been cheaper than the low sulfur fuel oil (“LSFO”) that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Depending on the magnitude of the difference in prices between LSFO and HSFO, such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of our fleet which may not have scrubbers. As the supply of such “eco-type” or scrubber retrofitted vessels increases, if the differential between the cost of HSFO and LSFO remains high, or if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-”eco-type”, non-scrubber retrofitted vessels, impair our ability to re-charter such vessels at competitive rates and have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Table of Contents	18

The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our financing arrangements, resulting in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results. Depressed vessel values could also cause us to incur impairment charges. If vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

The factors that influence vessel values include:

•	the number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which drybulk, tanker or containerships operate, including all economic, conflict or pandemic related crises;

•	reduced demand for drybulk, tanker or containerships, including as a result of a substantial or extended decline in world trade or energy use;

•	the number of vessels scrapped or otherwise removed from the total fleet;

•	competition from other shipping companies;

•	sophistication and condition of the vessels;

•	supply and demand for vessels;

•	technological advances since the vessel was constructed;

•	whether the vessel is equipped with scrubbers or not;

•	changes in environmental and other regulations, including carbon intensity rules, that may limit the useful life of vessels;

•	changes in global dry or liquid cargo commodity supply or sources and destinations of containerized cargoes;

•	types, sizes and age of vessels;

•	advances in efficiency, such as the introduction of remote or autonomous vessels;

•	the development of an increase in use of other modes of transportation;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	the cost of vessel acquisitions including the cost of new buildings;

•	governmental or other regulations (including the application of any IMO rules, including those regarding any reduction in CO2 emissions or carbon intensity);

•	prevailing level of charter rates;

•	the availability of financing, or lack thereof, for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose it. Our inability to dispose of a vessel at a reasonable price could result in a loss on her sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. Our financing arrangements contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and loan to value ratio covenants. As of December 31, 2022, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

In addition, as vessels grow older, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Table of Contents	19

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

We must make substantial capital expenditures to maintain and replace, over the long term, the operating capacity of our fleet. We generally expect to finance these maintenance capital expenditures with cash balances or financing arrangements. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of our labor and materials, the cost of suitable replacement vessels, customer/market requirements, increases in the size of our fleet, the length of charters, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment, competitive standards, and the age of our ships. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

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

For detailed information on the amount of vessel operating expenses owed under the Management Agreements, please see the section entitled, “Item 5.Operating and Financial Review and Prospects - A. Operating results – Vessel operating expenses”.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect on the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2022, the value of the U.S. dollar as compared to the Euro increased by approximately 6.2% compared with the respective value as of December 31, 2021. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

Table of Contents	20

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

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the associated liabilities.

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

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a vessel loss. Under the terms of our financing arrangements, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies.

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

Table of Contents	21

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

Our growth strategy depends in part on expansion in the crude oil, product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;

•	refining or production capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures or pollution reduction measures or those intended to reduce global warming;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions or health conditions (including changes to trade policies, decreases or withdrawals of stimulus measures meant to counteract the effect of economic or health or other crises), wars or other conflicts and any resulting sanctions), particularly in oil-consuming or producing regions, which could reduce energy consumption or its growth or affect trading patterns negatively.

The refining and chemical industries may respond to any economic downturn and demand weakness by reducing operating rates, partially or completely reducing crude oil production, closing refineries or bulk liquid chemical production facilities and by reducing or cancelling certain investment expansion plans, including plans for additional crude oil production, refining or finished product or chemical production capacity. Continued reduced demand for crude, refined petroleum products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport crude, refined petroleum products, and bulk liquid chemicals would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Increasing growth of electric vehicles and other measures intended to reduce CO2 emissions could lead to a decrease in trading and the movement of coal, crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2022 (published May 2022) that total electric cars registered worldwide grew from about 17,000 in 2010 to 16.5 million at the end of 2021. Electric car sales in 2021 were 6.6 million (almost double sales in 2020) and that represented nearly 10% of global car sales in 2021 which was nearly four times the market in 2019. IEA forecasts are for all electric vehicles (“EVs”) to grow from 18 million in 2021 to about 200 million by 2030 under currently stated government policies, which the IEA forecasts would reduce worldwide demand for oil products by about 3.4 million barrels per day in 2030. IEA stated that EV operations in 2020 avoided the consumption of 0.5 million barrels per day of oil products. According to the OECD, there were about 1 billion cars registered in 2015 and there will be about 1.7 billion cars registered by 2030 and 2.4 billion by 2050.

Table of Contents	22

In the World Energy Outlook 2022, published in October 2022, the IEA states that current governmental pledges to reduce emissions will cover about 36% of the gap in emissions reductions that need to be closed by 2030 to get to Net Zero Emissions by 2050 and keep a 1.5 degree C path within reach (the rise of global mean surface temperatures above pre-industrial levels). While the gap has narrowed since the IEA’s prior report, the IEA stated that this shows the need not only to implement existing pledges but also to raise the overall level of ambition. Closing the gap between current practice and net zero emissions will depend on the world’s ability to scale up resilient clean energy supply chains, which has clear implications for the need for investment in traditional elements of supply. In all of the IEA’s scenarios, the largest contribution to reducing emissions is replacing coal-fired generation with renewable energy sources.

A growth in EVs or a speed up in climate goals aimed to reduce CO2 and other emissions or a slowdown in imports or exports of coal, crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of March 2023, newbuilding orders had been placed for an aggregate of about 7% of the existing global drybulk fleet, with deliveries expected during the next three years. That 7% is an all-time low since records began in January 1996, but there is no guarantee that the orderbook will continue at these low levels in the future. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet to an all-time low of 8% as of October 2020, but has since increased to 29% as of March 2023. The orderbook remains significantly skewed towards vessels over 8,000 TEU. An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress current charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

Similarly the market supply of tankers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the start of 2016 to 4% at the beginning of March 2023. From 2004 through 2010, the tanker orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 48% in September 2008, according to industry data. Since that time, deliveries of previously ordered tankers increased substantially and ordering momentum slowed with the total orderbook declining as a percentage of the existing fleet to an all-time low of 4% in March 2023. An oversupply of newbuilding vessels entering the market, combined with any decline in the demand for crude or product tankers, may prolong or further depress current charter rates and may decrease our ability to charter our tankers when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our tankers at all.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters or contracts of affreightment so an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel for any reason or as occurred following the Russian invasion of Ukraine in February 2022 will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

Table of Contents	23

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest generally and in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could limit our ability to do business, result in the imposition of substantial penalties which could increase the cost of doing business, or require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Table of Contents	24

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns and regulations have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.

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

Table of Contents	25

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

Changing laws and evolving reporting requirements could have an adverse effect on our business, including the pending SEC Environmental, Social and Governance (“ESG”) disclosure rules in the U.S. and European Union.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), GHG and additional climate disclosure rules proposed by the SEC in March 2022 and expected to be finalized in 2023, along with other anticipated ESG reporting rules which are expected in 2023, may create additional compliance requirements for us. We may receive pressure from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

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

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU, the UK and other jurisdictions/authorities.

Our international operations and activities could expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the EU (and its member countries) and the UK.

Under economic and trade sanctions laws, governments may seek to impose or modify existing prohibitions/restrictions on business practices and activities, which require modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties and result in us being excluded or restricted in our access to international banking and finance markets. Action may also be taken against individuals if they act in a manner which breaches sanctions applicable to them. Considering U.S., EU and UK sanctions (the latter because the law of England & Wales frequently governs relations with our contractual counterparts and applies to our UK based insurers and reinsurers) and the nature of our business, there is a constant sanctions-related risk for us due to the worldwide trade of our vessels and the wide-ranging nationality of our counterparties. We seek to reduce the risk of violating economic sanctions and ensure our compliance with all applicable sanctions and embargo laws and regulations by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures which we seek to diligently follow.

Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws and regulations may be unclear and may be subject to changing interpretations by relevant authorities, and the underlying laws and regulations may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would or may violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation with any breaches imputed to us.

Table of Contents	26

We continually monitor developments in the United States, the EU, UK and other jurisdictions that maintain economic sanctions against various countries and regions including, Iran, Russia, Crimea, Venezuela, and other sanctions targets, including guidance on the implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries, being chartered to certain parties or for certain trade, or could restrict the cargoes carried onboard our vessels.

In addition, given our relationship with Navios Holdings (listed on the NYSE) we cannot give any assurance that an adverse finding against them by a governmental, legal, or other authority, with respect to sanctions matters, or any future matter related to regulatory compliance by Navios Holdings, would not have a material adverse impact on our business, reputation or the market price of our securities.

If any of the risks described herein materializes, it could have a material adverse impact on our business and results of operations.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Partnership – B. Business Overview - Economic Sanctions and Compliance”

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

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

Table of Contents	27

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

Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us, our results of operations, financial condition and ability to pay dividends. In addition, detention hijacking as a result of an act of piracy against our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgages, suppliers of goods and services to a vessel, shippers or receivers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities and certain financial liabilities, could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

Table of Contents	28

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

The global economy remains relatively weak, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, the threat of future terrorist attacks, the continuing refugee crisis in the European Union, the war in and the general political unrest in Ukraine, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, political tension, continuing concerns related to Brexit, concerns regarding epidemics and pandemics, including the effects of COVID-19, and other viral outbreaks or conflicts in the Asia Pacific Region have all led to increased volatility in global credit and equity markets and continue to cause uncertainty and volatility in the world financial markets, which may in turn affect our business, results of operations and financial conditions.

Table of Contents	29

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

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future, if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We may experience higher interest rates due to governments’ efforts to fight inflation or other reasons which, due to floating rate obligations in some of our financial facilities, may cause our costs to rise which may in turn affect our business, results of operations and financial conditions or may make refinancing or new financing facilities difficult to obtain. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Our financial and operating performance may be adversely affected by the COVID-19 pandemic and related governmental responses.

Since 2020, the COVID-19 pandemic and its variants, have resulted in numerous actions taken by governments and governmental agencies including but not limited to travel restrictions, hygiene measures, including quarantines which the coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, global demand for goods shipped in containerships, tankers and dry bulk vessels as well as the price of international freights and hires. If the effects of the coronavirus persist, we may be unable to charter our vessels at the rates or for the length of time we currently expect. The effects of the coronavirus remain uncertain, and should customers be under financial pressure this could negatively affect our charterers' willingness to perform their obligations under our time charters. The loss or termination of any of our time charters or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders and repurchases of common units.

China, European countries and the United States have previously adopted stringent measures to contain the spread of the virus. Any prolonged measure, or the reimplementation of previously lifted measures, may affect our normal operations and those of our Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards and, of administrative personnel in their offices, which could exceed previously calculated repair periods, causing our vessels to remain off-hire for longer periods than planned. We may face increased costs operating our vessels due to travel restrictions and quarantine requirements, which can among other issues delay crew changes or which may cause us to incur off hire to effect such changes. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 related disruptions may lead to the termination of charters leaving our vessels without employment. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our vessels generally. Furthermore, the global recession caused by the pandemic could be prolonged and could also severely affect financing institutions. If any such impact on the financial system is not addressed, we may find it difficult to finance loans that are maturing or to obtain financing for new projects, thus materially affecting our financial position.

Table of Contents	30

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

A government of the jurisdiction where one or more of our vessels are registered could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we may be entitled to compensation in the event of a requisition of one or more of our vessels the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities and certain financial liabilities, and could have a material adverse effect on our business, financial condition, and results of operations, as well as our cash flows, including cash available for distributions to our unitholders.

Risks Relating to Our Indebtedness

The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities and certain financial liabilities and result in foreclosure on our mortgaged vessels.

If the market value of our owned vessels decreases, we may be required to record additional impairment charges in our consolidated financial statements that, among other things, could cause us to breach covenants contained in our credit facilities and certain financial liabilities, which could adversely affect our financial results. If we breach the covenants in our credit facilities and certain financial liabilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt.

We may be unable to obtain additional financing and our debt levels may limit our ability to do so and pursue other business opportunities, and our interest rates under our financing arrangements may fluctuate and may impact our operations.

As of December 31, 2022, the total borrowings amounted to $1,959.0 million. We have the ability to incur additional debt, subject to limitations in our financing arrangements. Our level of debt could have important consequences to us, including the following:

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

Table of Contents	31

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our financing arrangements also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the SOFR or the London Interbank Offered Rate (“LIBOR”). We do not currently hedge against increases in such rates and, accordingly, significant increases in such rate would require increased debt levels and reduce distributable cash. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all.

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

We are exposed to volatility in interest rates, including SOFR.

The publication of LIBOR is expected to be discontinued in mid-2023. The Federal Reserve Bank of New York now publishes the SOFR based on overnight U.S. Treasury repurchase agreement transactions.

Loans advanced under our financing arrangements are, currently, advanced at a floating rate based on SOFR. Interest rates, which after a long period of relative stability at historically low levels, have been increasing and have been volatile in the past, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. SOFR rates were at historically low levels for an extended period of time and may continue to increase from these low levels.

We do not currently have any interest rate swap arrangements as we have fixed interest rate financings. In the past, however, we have entered into interest rate swaps and may do so again in the future. Our financial condition could be materially adversely affected as a result of not entering into interest rate hedging arrangements to hedge our interest rate exposure if the interest rates applicable to our financing arrangements (and any other financing arrangements we may enter into in the future) increases. Even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate, our hedging strategies may not be effective or have the desired impact on our financial conditions or results of operations as we may not effectively manage our interest rate exposure and may incur substantial losses, which could result in higher than market interest rates and charges against our income.

Our credit facilities and certain financial liabilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

As of December 31, 2022, the outstanding balance under Navios Partners' total borrowings, net of deferred finance costs, was $1,945.4 million.

The operating and financial restrictions and covenants in our credit facilities and certain financial liabilities and any future credit facilities and financial liabilities could adversely affect our ability to finance future operations or capital needs to engage, expand or pursue our business activities and reduce cash available for distribution on our common units. For example, our credit facilities and certain financial liabilities require the consent of our lenders or limit our ability to (among other things):

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

Our financing arrangements also require us to comply with the International Safety Management Code (the “ISM Code”), and the ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30.0 million to $135.0 million.

Table of Contents	32

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

In addition, our credit facilities and certain financial liabilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under our credit facilities and certain financial liabilities include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;
•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
•	default under other indebtedness;
•	an event of insolvency or bankruptcy;
•	material adverse change in the financial position or prospects of us or our general partner;
•	failure of any representation or warranty to be materially correct; and

•	failure of Navios Holdings, Angeliki Frangou, or their affiliates (as defined in the financing agreements) to own at least 5% of us.

Our ability to comply with the covenants and restrictions that are contained in our credit facilities and certain financial liabilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities and certain financial liabilities, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders' commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facilities are secured by certain of our vessels, and if we are unable to repay borrowings under such credit facilities, lenders could seek to foreclose on those vessels. We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

Risks Relating to Our Units

Our board of directors may not declare cash distributions in the foreseeable future.

The declaration and payment of cash distributions, if any, will always be subject to the discretion of our board of directors, restrictions contained in our financing arrangements and the requirements of Marshall Islands law. The timing and amount of any cash distributions declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us.

The Dry Cargo and tankers sector of the shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as cash distributions in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of cash distributions.

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

Table of Contents	33

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

Table of Contents	34

Substantial future issuance and sale of our common units in the public market, including through our continuous offering sales program, could cause the price of our common units to fall, and would dilute your ownership interests.

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

Table of Contents	35

Risks Relating to Our Organizational Structure, Taxes and Other Legal Matters

In addition to the following risk factors, you should read the sections entitled “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Considerations” of this Annual Report for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

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

Table of Contents	36

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes if either (1) at least 75.0% of its gross income for any taxable year consists of “passive income”, or (2) at least 50.0% of the average value of the entity’s assets produce or are held for the production of “passive income”. For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for any taxable year, including our 2022 taxable year, and we expect that we will not become a PFIC in subsequent taxable years, although no assurance can be given in this regard. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and thus, for PFIC purposes, our income from those activities will be non-passive income and the vessels engaged in those activities will be non-passive assets. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Code, 50.0% of the gross transportation income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as “U.S. Source International Transportation Income”. U.S. Source International Transportation Income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) applies, unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Table of Contents	37

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2022 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption, including the delisting of our securities from quotation on the NYSE and thereby make us subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “Risks Relating to Our Units-The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. As such, we are not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S. Source International Transportation Income or, if such U.S. Source International Transportation Income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for those years would apply. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

Actions taken by holders of our common units could result in our (and certain of our non-U.S. subsidiaries) being treated as a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.

Although we believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2022, or at any time during 2022, tax rules enacted by the 2017 Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future, together with certain of its non-U.S. subsidiaries that are treated as a corporation for U.S. federal tax purposes (a “CFC Sub”). Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of the equity interests of Navios Partners for purposes of determining whether Navios Partners (and a CFC Sub) is a CFC. If, in the future, U.S. holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Partners own in the aggregate more than 50% of the equity of Navios Partners (by vote or value), in each case, directly, indirectly or constructively, Navios Partners (and a CFC Sub) would become a CFC.

U.S. holders who at all times own less than 10% of our equity should not be affected. However, if we (or a CFC Sub) were to become a CFC, any U.S. holder owning 10% or more (by vote or value), directly or indirectly, of our equity could be subject to U.S. federal income tax in respect of a portion of our earnings and the earnings of a CFC Sub. Any U.S. holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly or constructively, of the equity of Navios Partners should consult its own tax advisor regarding the U.S. federal tax consequences that may result from Navios Partners (and a CFC Sub) being treated as a CFC (see “Material U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders - Controlled Foreign Corporation).

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

Table of Contents	38

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

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by Olympos Maritime Ltd. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership;
•	appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or, general partner interest or votes upon the dissolution of the partnership;
•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

Table of Contents	39

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the Conflicts Committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and
•	provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

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

As of March 17, 2023, Navios Holdings directly owned 3,183,199 common units, which represented a 10.3% ownership interest in Navios Partners. As of March 17, 2023, our general partner owned all 622,296 outstanding general partnership units, which represented a 2.0% ownership interest in us based on all outstanding common units and general partnership units.

Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to a third party without common unitholder consent.

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

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if our public unitholders are dissatisfied, they will need a qualified majority to remove our general partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•	The vote of the holders of at least 66 2/3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns approximately 10.5% of the total number of outstanding common units.
•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.
•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.
•	A director appointed by our general partner may be removed from our board of directors at any time without cause only by our general partner and with cause by either our general partner, the vote of holders of a majority of all classes of equity interests in us voting as a single class or the majority vote of the other members of our board. A director elected by our common unitholders may be removed from our board of directors at any time with cause by the vote of holders of a majority of our outstanding common units or the majority vote of the other members of our board. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner or director liable for actual fraud or willful or wanton misconduct in its capacity as our general partner or as a member of the board of directors, as the case may be. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner or as a member of the Board of Directors, as the case may be.

Table of Contents	40

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.
•	Unitholders' voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.
•	We have substantial latitude in issuing equity securities without unitholder approval.

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

Navios Holdings is our main unitholder owning an approximate 10.5% of the total number of outstanding common units. In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in the Company to N Shipmanagement Acquisition Corp. and related entities, affiliated with the Company's Chairwoman and Chief Executive Officer. Our general partner owns all of our general partnership units representing a 2.0% ownership interest in us based on all outstanding common units and general partnership units. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unitholders or deprive unitholders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unitholders may in some cases conflict with our unitholders. The Manager owns 3.7% of the total number of outstanding common units. The interests of Navios Holdings and of our general partner and its affiliates, including the Manager, may be different from your interests. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner to pursue, in the operation of their businesses, a business strategy that favors us;
•	our general partner and our directors have limited liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while the remedies available to our unitholders are also restricted, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;
•	either or both of our general partner and our board of directors are involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;
•	our general partner is authorized to cause us to borrow funds in order to permit the payment of cash distributions;

Table of Contents	41

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;
•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and
•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

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

For detailed information on the amount of vessel operating expenses owed under the Management Agreements, please read the section entitled, “Item 5.Operating and Financial Review and Prospects - A. Operating results – Vessel operating expenses” and the Note 18 – Transactions with Related Parties and Affiliates to our consolidated financial statements, included elsewhere in this Annual Report.

Item 4. Information on the Partnership

A. History and Development of the Partnership

Navios Partners is an international owner and operator of Dry Cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands as a limited partnership, under the Marshall Islands Limited Partnership Act.

Olympos Maritime Ltd. is Navios Partners' general partner (the “General Partner”) and currently owns all the general partnership units representing an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

Table of Contents	42

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

Table of Contents	43

Financing Arrangements

Please read “Item 5. Operating and Financial Review and Prospects – Recent Developments” for a full description of the Company’s most recent financing arrangements.

Please read Note 11 – Borrowings to our consolidated financial statements, included elsewhere in this Annual Report for a full description of the financing arrangements of the Company as of December 31, 2022.

Distributions

Please read “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Cash Distribution Policy” for a full description of the Company’s cash distribution policy.

Please read Note 20 – Cash Distributions and Earning per Unit to our consolidated financial statements, included elsewhere in this Annual Report for a full description of the authorized cash distributions of the Company.

Equity Offerings and Issuances

Please read Note 13 – Repurchases and Issuance of Units to our consolidated financial statements, included elsewhere in this Annual Report for a full description of the Company’s equity offerings and issuances of units.

Acquisitions and Sales of Vessels

On July 26, 2022, the Company entered into a share purchase agreement to acquire a 36-vessel drybulk fleet for a purchase price of $835.0 million including the assumption of bank liabilities, bareboat obligations and finance lease obligations, subject to debt and working capital adjustments, from Navios Holdings. On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

Please read Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report for a full description of the Company’s acquisitions and sales of vessels as of December 31, 2022.

Please read “Item 5. Operating and Financial Review and Prospects – Recent Developments” for a full description of the Company’s most recent acquisition and sales of vessels.

Table of Contents	44

B. Business Overview

Introduction

Our ESG Practices

We are committed to integrating Environmental, Social and Governance (“ESG”) practices into our operations and business strategy aiming to become a leader in sustainability and exploitation of new technologies.  We present our ESG strategy and goals, set measurable sustainability targets and report on our progress across our business operations.  Our ESG Report may be found on our website at www.navios-mlp.com. The information on our website is not incorporated by reference into this annual report.

Environment

Our goal ambition is to achieve “net-zero” carbon emissions by 2050. We are progressing our decarbonisation path through:

(i)	emissions data-driven operational improvements. We continue to expand our vessel performance software tools, allowing us to monitor efficiency performance. This data, in turn, informs operational strategy. We foster and grow long-term relationships with our charterers, with whom we share common environmental sustainability goals. implementing these operationally efficient strategies into our long-term charter agreements.
(ii)	technological research and ESD implementation onboard. We have invested in renewing and upgrading our fleet with the latest technologies. Our newbuilding program replaces older vessels with newer, more efficient vessels, all of which are fitted with Energy Saving Devices (“ESD”) straight from the shipyard. We have also been retrofitting propeller boss cap fins and energy saving ducts on multiple vessels and have installed high-efficiency LED lights across our fleet.

Social responsibility:

We believe we are one of the industry leaders in diversity and inclusion.  We are committed to ensuring that we have effective policies, strategies, procedures, and processes that promote equality, encourage diversity, and contribute to an inclusive organisational culture.   We continually invest in training both seafarers and shore side staff, especially in topics relating to safety and wellbeing. These trainings are repeated and stressed periodically at regularly hosted crew forums around the world.  We address the issue of mental health head on. All our seafarers have access to a 24/7 support line, where they can receive advice and guidance on any health or mental wellbeing issue.  We believe that these efforts are the reason for our high crew retention rate.  We also contribute to several universities and learning institutions, charities, hospitals, and local religious institutions that assist the local communities.

Governance:

Our company is governed by an experienced and majority independent board of directors.  We have committees to ensure oversight of our activities, as well as compliance with all applicable frameworks.  We have adopted a Code of Corporate Conduct and Ethics with which all employees comply and we also verify compliance.  We encourage our employees and crew to engage in free and open reporting, anonymously or otherwise, using a dedicated email address, or, for crew, an open reporting hotline.

We are an international owner and operator of Dry Cargo and tanker vessels formed by Navios Holdings (NYSE: NM). Our vessels are generally chartered-out under short-term, medium and long-term time charters with an average remaining charter duration of approximately 1.9 years to a strong group of counterparties, including ZIM Integrated Shipping Services Ltd. (“ZIM”), HMM, Chevron Transport Corporation Ltd. (“Chevron”), Feedertech PTE Ltd. (“Feedertech”), COSCO Shipping Group, VS Tankers FZE/AMPTC, Saudi Aramco, Nippon Yusen Kabushiki Kaisha (“NYK Line”) and Kawasaki Kisen Kaisha Ltd. (“K Line”).

Our Fleet

Navios Partners’ fleet consists of 82 drybulk vessels, 47 containerships and 46 tanker vessels, including three newbuilding Capesize chartered-in vessels under bareboat contracts expected to be delivered in the first half of 2023, six newbuilding Aframax/LR2 vessels expected to be delivered in 2024 and the first half of 2025, two newbuilding MR2 Product Tanker chartered-in vessels under bareboat contracts expected to be delivered in the second half of 2025 and the first half of 2026 and 12 newbuilding Containerships expected to be delivered by the second half of 2023 and in 2024. The fleet excludes one Ultra-Handymax, one Panamax and one LR1 Product Tanker vessels agreed to be sold.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil and/or refined petroleum products. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

The following table provides summary information about our fleet as of March 13, 2023:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)

Navios Christine B	Ultra-Handymax	2009	58,058	$11,353	No	Mar-23
				—	100.0% average BSI 58 10TC	Jul-23
Navios Celestial	Ultra-Handymax	2009	58,063	$11,400	No	Sep-23
Navios Vega	Ultra-Handymax	2009	58,792	—	100.0% average BSI 58 10TC	Mar-23
				$14,250	No	Jul-23
Serenitas N (4)	Ultra-Handymax	2011	56,644	$11,474 —	No 99.0% average BSI 58 10TC	Mar-23 Apr-23
Navios La Paix	Ultra-Handymax	2014	61,485	$12,549	No	Mar-23
				—	111% average BSI 58 10TC	Apr-23
Navios Hyperion	Panamax	2004	75,707	$19,000	No	Nov-23
Navios Anthos	Panamax	2004	75,798	Scheduled Repairs	—	—
Navios Orbiter	Panamax	2004	76,602	$11,309	No	Mar-23
				—	100.0% average BPI 4TC	Sep-23
Navios Hope	Panamax	2005	75,397	$10,780	No	Mar-23
				—	100.0% average BPI 4TC	Jun-24
Navios Taurus	Panamax	2005	76,596	—	100.0% average BPI 4TC	Feb-24
Navios Sun	Panamax	2005	76,619	$4,750	No	Mar-23
				—	100.0% average BPI 4TC	Dec-23
Navios Asteriks(27)	Panamax	2005	76,801	$11,550 —	No 100.0% average BPI 4TC	Mar-23 Sep-23
Navios Helios	Panamax	2005	77,075	$11,694 —	No 100.0% average BPI 4TC	Mar-23 Jan-24
Navios Apollon I	Panamax	2005	87,052	$11,970	No	Mar-23
				—	105.0% average BPI 4TC	Jul-23
N Amalthia	Panamax	2006	75,318	—	92.0% average BPI 82	Apr-23
				—	90.0% average BPI 82	Apr-24
Navios Sagittarius(5)	Panamax	2006	75,756	$11,165 —	No 100.0% average BPI 4TC	Mar-23 Sep-23
Navios Galileo	Panamax	2006	76,596	$11,994	No	Mar-23
				—	101.0% average BPI 4TC	Apr-23
N Bonanza	Panamax	2006	76,596	$11,021 —	No 100.0% average BPI 4TC	Mar-23 Apr-24
Navios Harmony	Panamax	2006	82,790	$6,650	No	Apr-23
Navios Libertas(4)	Panamax	2007	75,511	$13,300	No	Apr-23
Copernicus N	Panamax	2010	93,062	$12,198	No	Mar-23
				—	107.0% average BPI 4TC	Sep-23
Unity N	Panamax	2011	79,642	—	100.0% average BPI 4TC	Oct-23
Odysseus N	Panamax	2011	79,642	—	100.0% average BPI 4TC	Nov-23
Rainbow N	Panamax	2011	79,642	$10,735 —	No 100.0% average BPI 4TC	Mar-23 Aug-23
Navios Avior	Panamax	2012	81,355	$11,814 —	No 100.0% average BPI 82	Mar-23 May-23
Navios Centaurus	Panamax	2012	81,472	$11,836 —	No 101.0% average BPI 82	Mar-23 Aug-23
Navios Victory	Panamax	2014	77,095	$12,981	No	Mar-23
				—	106.75% average BPI 4TC	Oct-23
Navios Alegria(27)	Panamax	2016	84,852	$14,197	No	Jul-24
Navios Sphera	Panamax	2016	84,872	—	108.0% average BPI 82	Mar-23
				$19,268	No	Jun-23
				—	108.0% average BPI 82	Apr-24
Navios Sky(5)	Panamax	2015	82,056	—	105.0 % average BPI 82	Mar-23
				$19,541	No	Jun-23
				—	105.0 % average BPI 82	Sep-24
Navios Uranus(6)	Panamax	2019	81,821	$15,593	No	Dec-23
Navios Herakles I(6)	Panamax	2019	82,036	$14,897 $18,503 —	No No 115% average BPI 82	Mar-23 Jun-23 Aug-23
Navios Galaxy II(6)	Panamax	2020	81,789	—	112.5% average BPI 82	Mar-23
				$18,635	No	Jun-23
				—	112.5% average BPI 82	Dec-24
Navios Felicity I(6)	Panamax	2020	81,962	$14,919	No	Dec-23
Navios Magellan II(6)	Panamax	2020	82,037	—	112.0% average BPI 82	Mar-23
				$19,335	No	Jun-23
				—	112.0% average BPI 82	Feb-24
Navios Primavera(5)	Panamax	2022	82,003	$14,807	No	Mar-23
				$18,473	No	Jun-23
				—	112.0% average BPI 82	Jul-23
Navios Meridian(5)	Panamax	2023	82,010	—	115.5% average BPI 82	Mar-23
				$19,132	No	Jun-23
				—	115.5% average BPI 82	Jan-24
Navios Beaufiks(5)	Capesize	2004	180,310	$22,563	No	Sep-23
Navios Fantastiks(5)	Capesize	2005	180,265	$18,911	No	Dec-23
Navios Stellar(5)	Capesize	2009	169,001	—	95.75% average BCI 5TC	Apr-23
				—	99.0% average BCI 5TC	Apr-24
Navios Aurora II	Capesize	2009	169,031	—	99.0% average BCI 5TC	Jun-23
Navios Happiness	Capesize	2009	180,022	—	109.0% average BCI 5TC	Mar-23
				$20,710	No	Dec-23
Navios Bonavis(5)	Capesize	2009	180,022	—	101.5% average BCI 5TC	May-23
				—	107.0% average BCI 5TC	Apr-24
Navios Phoenix(5)	Capesize	2009	180,242	—	100.0% average BCI 5TC + $2,000 per day	Jan-24
Navios Sol(5)	Capesize	2009	180,274	—	110.0% average BCI 5TC	Mar-23
				$20,378	No	Dec-23
				—	110.0% average BCI 5TC	Apr-24
Navios Lumen(5)	Capesize	2009	180,661	—	105.0% average BCI 5TC	Mar-23
Navios Pollux(5)	Capesize	2009	180,727	—	100.0% of pool earnings	Jul-23
Navios Antares(5)	Capesize	2010	169,059	—	100.0% average BCI 5TC	Jan-24
Navios Symphony	Capesize	2010	178,132	—	99.0% average BCI 5TC	Apr-23
Navios Melodia	Capesize	2010	179,132	—	105.0% average BCI 5TC	Mar-23
				$18,653	No	Apr-23
				$18,702	No	Jun-23
				—	105.0% average BCI 5TC	Apr-24
Navios Luz	Capesize	2010	179,144	—	102.0% average BCI 5TC	Jul-23
Navios Etoile	Capesize	2010	179,234	—	100.0% average BCI 5TC	Apr-23
				—	105.0% average BCI 5TC	Feb-24
Navios Buena Ventura	Capesize	2010	179,259	—	100.5% average BCI 5TC	Mar-23
				—	105.0% average BCI 5TC	Feb-24
Navios Bonheur	Capesize	2010	179,259	—	103.0% average BCI 5TC	Sep-23
Navios Fulvia	Capesize	2010	179,263	—	100.0% average BCI 5TC	Mar-23
				—	105.0% average BCI 5TC	Feb-24
Navios Aster	Capesize	2010	179,314	—	108.0% average BCI 5TC	Dec-23
Navios Ace(5)	Capesize	2011	179,016	—	107.25% average BCI 5TC	Apr-23
Navios Altamira	Capesize	2011	179,165	—	100.25% average BCI 5TC	Mar-23
Navios Azimuth	Capesize	2011	179,169	—	105.0% average BCI 5TC	Mar-23
				$19,701	No	Jun-23
				—	105.0% average BCI 5TC	Feb-24
Navios Koyo	Capesize	2011	181,415	—	111.0% average BCI 5TC	May-23
				—	118.0% average BCI 5TC	Apr-24
Navios Ray(5)	Capesize	2012	179,515	—	102.0% average BCI 5TC	Mar-23
				$19,950	No	Dec-23
				—	105.0% average BCI 5TC	Feb-24
Navios Joy	Capesize	2013	181,389	Freight Voyage	No	Nov-23
Navios Gem	Capesize	2014	181,336	—	128.0% average BCI 5TC	Jan-24
Navios Canary(27)	Capesize	2015	180,528	—	125.0% average BCI 5TC	Dec-23
Navios Corali(27)	Capesize	2015	181,249	—	132.0% average BCI 5TC	Oct-23
Navios Felix(27)	Capesize	2016	181,221	—	100.0% average BCI 5TC + $4,085 per day	Jan-24
Navios Mars	Capesize	2016	181,259	—	126.0% average BCI 5TC	Oct-23
Navios Armonia(6)	Capesize	2022	182,079	$20,750	No	Sep-27
Navios Azalea(6)	Capesize	2022	182,064	$19,950	No	Nov-27
Navios Astra(28)	Capesize	2022	182,392	$21,000	No	Sep-27

Table of Contents	45

Owned Containerships	Type	Built	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)

Navios Summer(5)	Containership	2006	3,450	$45,480 $39,795 $30,320 $20,845 $34,110	No No No No No	May-23 May-24 May-25 May-26 Jul-26
Navios Verano (5)	Containership	2006	3,450	$22,713	No	Apr-23
Hyundai Hongkong(7)	Containership	2006	6,800	$30,119 $21,083	No No	Dec-23 Dec-28
Hyundai Singapore(7)	Containership	2006	6,800	$30,119 $21,083	No No	Dec-23 Dec-28
Hyundai Busan(7)	Containership	2006	6,800	$30,119 $21,083	No No	Aug-24 Aug-29
Hyundai Shanghai(7)	Containership	2006	6,800	$30,119 $21,083	No No	Aug-24 Aug-29
Hyundai Tokyo(7)	Containership	2006	6,800	$30,119 $21,083	No No	Dec-23 Dec-28
Protostar N	Containership	2007	2,741	$46,556	No	Nov-25
Navios Spring(5)	Containership	2007	3,450	$58,500	No	May-25
Matson Lanai(5)	Containership	2007	4,250	$55,794	No	Jul-25
Navios Indigo(5)	Containership	2007	4,250	$63,375 $43,875 $34,125 $24,375 $41,438	No No No No No	Apr-23 Apr-24 Apr-25 Apr-26 Aug-26
Navios Vermilion(5)	Containership	2007	4,250	$45,425 $23,972 $41,722	No No No	Dec-23 Nov-24 Dec-24
Navios Verde(5)	Containership	2007	4,250	$20,845	No	Jun-23
Navios Amarillo(5)	Containership	2007	4,250	$92,381 $63,956 $28,425 $9,475	No No No No	Jan-24 Jan-25 Jan-26 Jan-28
Navios Azure(5)	Containership	2007	4,250	$22,195	No	Apr-23
Navios Domino(5)	Containership	2008	4,250	$24,934	No	May-23
Navios Delight(5)	Containership	2008	4,250	$45,425	No	Jan-24
Navios Magnolia	Containership	2008	4,730	$45,425 $23,972 $41,722	No No No	Nov-23 Oct-24 Nov-24
Navios Jasmine	Containership	2008	4,730	$60,000	No	Apr-25
Navios Chrysalis	Containership	2008	4,730	$30,083	No	Jul-23
Navios Nerine	Containership	2008	4,730	$45,425 $23,972 $41,722	No No No	Oct-23 Sep-24 Oct-24
Spectrum N	Containership	2009	2,546	$36,538	No	Mar-25
Navios Devotion(5)	Containership	2009	4,250	$63,375 $43,875 $34,125 $24,375 $41,438	No No No No No	Mar-23 Mar-24 Mar-25 Mar-26 Jul-26
Navios Destiny(5)	Containership	2009	4,250	$45,425 $23,972 $41,722	No No No	Nov-23 Oct-24 Nov-24
Navios Lapis	Containership	2009	4,250	$31,353	No	May-23
Navios Tempo	Containership	2009	4,250	$44,438	No	Sep-25
Navios Miami	Containership	2009	4,563	$45,425 $23,972 $41,722	No No No	Nov-23 Oct-24 Nov-24
Navios Dorado	Containership	2010	4,250	$21,676	No	Apr-23
Zim Baltimore	Containership	2010	4,360	$43,875 $34,125 $24,375 $41,438	No No No No	Jan-24 Jan-25 Jan-26 May-26
Navios Bahamas	Containership	2010	4,360	$60,000	No	May-25
Zim Carmel	Containership	2010	4,360	$61,114 $42,164 $32,689 $23,214 $39,795	No No No No No	Apr-23 Apr-24 Apr-25 Apr-26 Jun-26
Navios Unison(5)	Containership	2010	10,000	$26,276	No	Jun-26
Navios Constellation(5)	Containership	2011	10,000	$26,276	No	Jun-26
Fleur N	Containership	2012	2,782	$19,750	No	Mar-24
Ete N	Containership	2012	2,782	$19,750	No	Feb-24

Table of Contents	46

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Sharing Arrangements	Expiration Date(3)
Hector N	MR1 Product Tanker	2008	38,402	$14,319 $15,306	No No	Jun-23 Aug-23
Nave Equinox (5)	MR2 Product Tanker	2007	50,922	$20,392(8)	No	Sep-24
Nave Pulsar (27)	MR2 Product Tanker	2007	50,922	$27,650	No	Aug-23
Nave Orbit (5)	MR2 Product Tanker	2009	50,470	$14,418	No	Mar-23
				$15,306	No	Sep-24
Nave Equator (27)	MR2 Product Tanker	2009	50,542	$23,651	No	Aug-23
Nave Aquila (5)	MR2 Product Tanker	2012	49,991	$27,181	No	Jun-23
Nave Atria (5)	MR2 Product Tanker	2012	49,992	$13,948(9)	No	May-23
Nave Capella (5)	MR2 Product Tanker	2013	49,995	$22,138	No	Jan-25
Nave Alderamin (5)	MR2 Product Tanker	2013	49,998	$22,138	No	Nov-24
Nave Bellatrix (5)	MR2 Product Tanker	2013	49,999	$23,083	No	Aug-23
Nave Orion (5)	MR2 Product Tanker	2013	49,999	$22,138	No	Dec-24
Nave Titan (5)	MR2 Product Tanker	2013	49,999	$25,891	No	Feb-25
Bougainville (27)	MR2 Product Tanker	2013	50,626	Floating Rate(10)	No	May-23
Nave Pyxis (27)	MR2 Product Tanker	2014	49,998	$25,891	No	Jan-25
Nave Luminosity	MR2 Product Tanker	2014	49,999	$23,004(11)	No	Dec-25
Nave Jupiter	MR2 Product Tanker	2014	49,999	$16,491	No	Aug-23
Nave Velocity (5)	MR2 Product Tanker	2015	49,999	$15,553(12)	No	Oct-24
Nave Sextans	MR2 Product Tanker	2015	49,999	$16,844	No	May-23
				$23,196(11)	No	May-26
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate(13)	No	Jun-23
Nave Cielo	LR1 Product Tanker	2007	74,671	$16,335 $26,564	No No	Sep-23 Nov-23
Aurora N(4)	LR1 Product Tanker	2008	63,495	Freight Voyage	No	Apr-23
Lumen N	LR1 Product Tanker	2008	63,599	Floating Rate(13)	No	Apr-23
Nave Andromeda (5)	LR1 Product Tanker	2011	75,000	$28,394	No	Mar-25
Nave Cetus	LR1 Product Tanker	2012	74,581	$32,094	No	Jul-25
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	$33,150(14)	No	Jan-25
Nave Estella(5)	LR1 Product Tanker	2012	75,000	$28,394	No	Dec-24
Nave Rigel	LR1 Product Tanker	2013	74,673	Floating Rate(15)	No	Oct-23
Nave Atropos(27)	LR1 Product Tanker	2013	74,695	$21,971	No	Oct-24
Nave Galactic	VLCC	2009	297,168	$45,425	No	Sep-23
Nave Spherical	VLCC	2009	297,188	Floating Rate	Yes(16)	Jan-24
Nave Constellation	VLCC	2010	296,988	Freight Voyage	No	Apr-23
Nave Quasar	VLCC	2010	297,376	$16,788	Yes(17)	Apr-23
Nave Synergy	VLCC	2010	299,973	Freight Voyage	No	Apr-23
Nave Universe	VLCC	2011	297,066	Freight Voyage	No	Mar-23
Nave Buena Suerte	VLCC	2011	297,491	$47,906	Yes(18)	Jun-25

Table of Contents	47

Bareboat-in vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$13,941 $18,541 —	No No 109.75% average BPI 82	Mar-23 Jun-23 Jun-24
Navios Star	Panamax	2021	81,994	$14,119 $19,413 —	No No 110.0% average BPI 82	Mar-23 Jun-23 Apr-24
Navios Amitie	Panamax	2021	82,002	$13,061 $19,731 —	No No 110.0% average BPI 82	Mar-23 Jun-23 Apr-24
Baghdad	VLCC	2020	313,433	$27,816(19)	No	Sep-30
Nave Electron	VLCC	2021	313,239	$47,906	Yes(18)	Jan-26
Erbil	VLCC	2021	313,486	$27,816(19)	No	Feb-31
Nave Celeste	VLCC	2022	313,418	Floating rate	Yes(20)	Jul-24

Chartered-in vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Lyra	Handysize	2012	34,718	$9,975	No	Oct-23
Navios Venus	Ultra-Handymax	2015	61,339	$5,700	No	Mar-23
				—	111.0% average BSI 58 10TC	Feb-24
Navios Amber(21)	Panamax	2015	80,994	$7,600	No	Apr-23
Navios Coral(21)	Panamax	2016	84,904	$14,383	No	Mar-23
				$19,736	No	Jun-23
				—	108.0% average BPI 82	Feb-24
Navios Citrine(21)	Panamax	2017	81,626	—	122.0% average BPI 4TC	Jun-23
Navios Dolphin(21)	Panamax	2017	81,630	$14,013(22)	No	Dec-24
Navios Gemini(23)	Panamax	2018	81,704	$14,919	No	Oct-23
Navios Horizon I(23)	Panamax	2019	81,692	$13,335 $18,530 —	No No 108.5% average BPI 82	Mar-23 Jun-23 Oct-23

Bareboat Chartered-in Drybulk Vessels to be Delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN III(6)	Capesize	H1 2023	180,000	$19,600	No	Nov-27
TBN I(6)	Capesize	H1 2023	180,000	$19,550	No	Feb-28
TBN II(6)	Capesize	H1 2023	180,000	$19,550	No	Mar-28

Table of Contents	48

Owned Containerships to be Delivered	Type	Delivery Date	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN IV	Containership	H2 2023	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Aug-24 Aug-25 Aug-26 Aug-27 Aug-28 Oct-28
TBN V	Containership	H2 2023	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Nov-24 Nov-25 Nov-26 Nov-27 Nov-28 Jan-29
TBN X	Containership	H2 2023	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Dec-24 Dec-25 Dec-26 Dec-27 Dec-28 Feb-29
TBN VI	Containership	H1 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Jun-25 Jun-26 Jun-27 Jun-28 Jun-29 Aug-29
TBN VII	Containership	H1 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Jun-25 Jun-26 Jun-27 Jun-28 Jun-29 Aug-29
TBN XI	Containership	H1 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	May-25 May-26 May-27 May-28 May-29 Jul-29
TBN VIII	Containership	H2 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Sep-25 Sep-26 Sep-27 Sep-28 Sep-29 Nov-29
TBN IX	Containership	H2 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Nov-25 Nov-26 Nov-27 Nov-28 Nov-29 Jan-30
TBN XII	Containership	H2 2024	5,300	$37,500	No	Apr-30
TBN XIII	Containership	H2 2024	5,300	$37,500	No	Apr-30
TBN XXI	Containership	H2 2024	7,700	$57,213 $52,238 $37,313 $27,363 $24,875(26)	No No No No No	Dec-27 Dec -30 Dec -32 Dec -34 Dec -36
TBN XX	Containership	H2 2024	7,700	$57,213 $52,238 $37,313 $27,363 $24,875(26)	No No No No No	Nov-27 Nov-30 Nov-32 Nov-34 Nov-36

Tanker Vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN XIV	Aframax / LR2	H1 2024	115,000	$26,366(24)	No	Feb-29
TBN XV	Aframax / LR2	H1 2024	115,000	$26,366(24)	No	Jun-29
TBN XVI	Aframax / LR2	H2 2024	115,000	$25,576(24)	No	Oct-29
TBN XVII	Aframax / LR2	H2 2024	115,000	$25,576(24)	No	Nov-29
TBN XVIII	Aframax / LR2	H1 2025	115,000	$27,798(25)	No	Feb-30
TBN XIX	Aframax / LR2	H1 2025	115,000	$27,798(25)	No	May-30
TBN XXII(6)	MR2 Product Tanker	H2 2025	52,000	—	—	—
TBN XXIII(6)	MR2 Product Tanker	H1 2026	52,000	—	—	—

Table of Contents	49

(1)      Daily charter-out rate per day, net of commissions.

(2)      Index rates exclude commissions.

(3)      Estimated dates assuming the midpoint or company’s best estimate of the redelivery period by charterers.

(4)      Vessel agreed to be sold.

(5)      The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the lease term.

(6)      The vessel is subject to a bareboat contract with a purchase option at the end of the contract.

(7)      Includes optional years (NMM’s option) after 2023.

(8)      The premium for when the vessel is trading on ice or follow ice breaker is $1,481 per day.

(9)      Charterer’s option to extend the charter for up to 18 months at $14,887 net per day.

(10)   Rate based on Scorpio MR pool earnings.

(11)   Charterer’s option to extend the charter for one year at $27,913 net per day.

(12)   Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.

(13)   Rate based on Penfield pool earnings.

(14)   Charterer’s option to extend the charter for one year at $40,950 net per day.

Table of Contents	50

(15)      Rate based on LR8 pool earnings.

(16)      Contract provides for TD3C-TCE index plus $1,463 premium.

(17)      Contract provides 100% of BITR TD3C-TCE index up to $37,031 and 50% thereafter with $16,788 floor.

(18)      Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.

(19)      Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

(20)      Bareboat charter based on adjusted TD3C-WS with floor $22,572 and collar at $29,700.

(21)      The vessel is subject to a charter-in agreement with a purchase option at the end of the agreement, classified as a finance lease.

(22)      Charterer’s option to extend charter for one year at $15,200.

(23)      Purchase option in the form of the right of first refusal and profit share on sale of vessel.

(24)      Charterer has the option to extend for five further one-year options at rates increasing by $1,234 net per day each year.

(25)      Charterer has the option to charter the vessel on bareboat basis at $20,392 per day. Charterer has the option to extend for a further five one-year options at rates increasing by $1,234 net per day each year.

(26)      Charterer’s option to extend charter for two years at $24,875 net per day.

(27)      The vessel is subject to a sale and leaseback transaction with a purchase option at the end of the lease term.

(28)      The vessel is subject to a bareboat contract with a purchase obligation at the end of the contract.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Strength through Diversification. Our diversified platform provides stable entity-level returns for unitholders despite uneven sector performance.

Our container fleet is enjoying historically high charter rates. Operating in this backdrop, we have opted to fix our container fleet on long-term charters with almost 88.0% of our available containership days fixed for 2023. This reduces market and residual risk for these vessels. We manage the credit risk of the long-term charters independently to ensure we are not simply trading one risk for another. In our dry bulk fleet, we benefit from a market where rates are recovering. We have fixed 41.1% of our available drybulk fleet days for 2023 (excluding index linked days) and have opted to keep 58.9% of our 2023 available days exposed to market rates to capture any available upside. Our chartering strategy also allows us to fix our drybulk fleet on long-term charters when rates do improve. Within tankers, we have 72.9% of our 2023 available tanker days fixed, including favorable legacy charters (excluding index linked days).

Capturing cyclical opportunity that allows for optimal capital allocation. For example, we expected to make an approximately $1.5 billion investment in 23 newbuilding vessels that will deliver to our fleet through 2026. Of these acquisitions, we used the strength of the container market to acquire 12 newbuilding containerships. We hedged our financial investment by entering into long-term, creditworthy charters for these vessels. During 2022, one newbuilding drybulk vessel was acquired as well as six LR2 tankers (which were chartered long term to an oil major) and two MR2 tankers. During 2021, seven newbuilding drybulk vessels were acquired, five of which were delivered to Navios Partners’ fleet during 2022. We also look to opportunistically sell vessels when we can avail of a good return to reallocate capital.

Countering sectors’ specific volatility leads to balance sheet strength. Our diversified asset portfolio provides balance sheet stability from the vagaries of specific sectors. Containership values have declined from their historical highs reached in the first half of 2022, while dry bulk vessel values remain below their all-time highs, but tanker values have recently strengthened on market improvements in the second half of 2022. This variation in asset values balances out through our diversified fleet, leaving us with a significant equity value.

Table of Contents	51

•	Stable cash flows. Our acquisitions of Navios Containers, Navios Acquisition and the Navios Holdings dry bulk fleet built us scale through a larger, diversified asset base that has an increased earnings capacity. The combinations also enhance our credit profile by increasing cash flow to support our growth and deleveraging initiatives. We opportunistically seek to fix our vessels longer term during market highs and for shorter periods during market lows to avail of any market upturn. We believe that our Management Agreements, which have been extended until January 1, 2025, will continue to provide us with predictable expenses.
•	Strong relationship with our Managers. We believe our relationship with our Managers provides us with numerous benefits that are key to our long-term growth and success. Our Managers’ commercial expertise, reputation within the shipping industry and their network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, oil companies, liner operators, industrial end-users, shipyards and shipping companies. We benefit from the Managers’ expertise in technical management, which offers efficient operations and maintenance for our vessels at fixed rates. The Managers’ expertise in fleet management is reflected in their history of low number of off-hire days and in their clean record of no material incidents resulting in pollution or loss of life.
•	High-quality, diversified fleet. Our diversified fleet, which includes Capesize, Panamax, Ultra Handymax and Handysize drybulk ships, VLCC and product tankers and Feeder, baby Panamax to Neo Panamax containerships allows us to serve our customers’ transportation needs for dry and liquid commodities and finished goods. Capesize vessels transport mainly iron ore and coal, to industrial users principally in China. Panamax and Ultra Handymax vessels carry coal and grain and other bulk commodities worldwide. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or the Atlantic basin to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jet fuel and gasoil, and principally operate on short– to medium–haul routes. Feeder containerships operate worldwide on short haul trips moving containers from smaller ports to transshipment hubs where the containers are placed on larger containerships for long haul trips from the Far East to Europe or North America. Baby panamaxes engage in intra ocean trade in the Far East and Indian Subcontinent as well as long haul trades to North America, South America and Africa. Neo Panamax containerships serve long haul routes from the Far East to North America and Europe. We believe that our fleet of vessels servicing the drybulk, tanker and container transportation sectors provides us with a more balanced exposure to the commodities and goods we transport and a diversified platform for revenue generation.
Our fleet has an average age of 9.5 years as of March 13, 2023, basis fully delivered fleet, (average age of 10.1 years for drybulk fleet, 10.4 years for containerships fleet and 8.1 years for the tanker fleet), compared to a current industry average age of about 11.7 years for the drybulk fleet, 14.3 years for the containerships fleet and 12.4 years for the tanker fleet (all industry averages as of March 2023). Our large asset base provides us a significant buffer of collateral value.

Business Strategies

Our primary business strategies are the following:

•	Strategically manage sector exposure. We operate a fleet of dry bulk, tanker and containership vessels, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow and renew our fleet, we expect to adjust our relative emphasis among the dry bulk, tanker and containership sectors according to our view of the relative opportunities present in each sector. We believe that having a mixed fleet provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

Table of Contents	52

•	Pursue stable cash flows through long-term charters for our fleet. We believe that we are a safe, cost-efficient operator of modern and well-maintained drybulk, tanker and containership vessels. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will build us long term customer relationships. Where possible, we will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time contracts, with a greater emphasis on long-term charters paired with profit sharing, when available. We believe a flexible chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while continuing to benefit from the stable cash flows and high utilization rates associated with longer-term time charters. As of March 13, 2023, the vessels in our fleet have an average remaining charter duration of approximately 1.9 years, which we will continuously seek to improve.

•	Actively manage our fleet to maximize return on capital over market cycles. We plan to actively manage the size and composition of our fleet through our vessel purchase and sale activities in an effort to achieve sizeable returns on invested capital. Using our Managers’ and Navios Holdings’ global network of relationships and extensive experience in the maritime transportation industry, coupled with our Managers’ shipping and financial expertise, we plan to opportunistically grow and renew our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital. We also intend to engage in opportunistic sales to avail ourselves of attractive values available through market cycles.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We seek to make strategic acquisitions in drybulk, tanker and containerships sectors as well as other shipping-related sectors to expand our fleet in order to capitalize on the demand for container, drybulk and tanker vessels. During 2021 we expanded our fleet by 45 vessels through the NNA Merger and by 29 vessels through the NMCI Merger. We purchased the Navios Holdings dry bulk fleet in July 2022 and maintain the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Holdings when those vessels are fixed under long-term charters for a period of three or more years. In addition, we may seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk, tanker or container vessels with or without charters.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use the Managers’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

•	Benefit from our Managers’ risk management practices and corporate managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the markets, as well as an understanding of capital costs and returns. The Managers actively engage in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. The Managers closely monitor credit exposure to charterers and other counterparties and have established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Partners benefits from these established policies

•	Sustain a competitive cost structure. Pursuant to our Management Agreements with the Managers, the Managers coordinate and oversee the commercial, technical and administrative management of our fleet. We believe that the Managers are able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our Management Agreements with the Managers, vessel operating expenses of our vessels are agreed through January 1, 2025. We believe this provides us with cost visibility.

•	Capitalize on our relationship with Navios Holdings and the Managers. We believe that we can use our relationship with Navios Holdings and the Managers and their established relationships in the marine transportation industry to obtain favorable long-term time charters and attract new customers as we build a reputation in our own right. We will continue to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic, credit risk and maturity perspective.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the year ended December 31, 2022, no customer accounted for 10.0% or more of our total revenues. For the year ended December 31, 2021, Singapore Marine represented approximately 14.5% of our total revenues. For the year ended December 31, 2020 HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

Table of Contents	53

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 2,493 independent drybulk carrier owners. The world's active drybulk fleet consists of approximately 13,199 vessels, aggregating approximately 977 million dwt as of March 1, 2023. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only eleven companies are known to have fleets of 100 dry bulk vessels or more: COSCO Shipping, Nippon Yusen Kaisha, Wisdom Marine, China Development Bank, China Merchants, Starbulk Carriers, Pacific Basin Shipping, Nisshin Shipping, Fredriksen Group, Oldendorff Carriers and K. Lines. There are about 39 owners known to have fleets of between 38 and 93 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Such operators include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 731 liner operators and independent owners. The world's active containership fleet consists of approximately 5,839 vessels, aggregating approximately 25.866 million TEU as of March 1, 2023. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only eleven companies are known to control fleets of 91 vessels or more: Mediterranean Shipping Co. (MSC), AP Moller, CMA CGM, COSCO Shipping, Atlas Corp (former Seaspan), Evergreen, Wan Hai Lines, Hapag Lloyd, SITC, PIL and Imabari Shipbuilding. There are about 39 owners known to control fleets of between 29 and 79 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. MSC and AP Moller are such liner operators; whereas Danaos, Costamare, Peter Dohle, Seaspan and others including Navios Partners are tonnage providers.

The tanker shipping market is extensive, diversified, competitive and fragmented, divided among approximately 3,675 oil companies, operators and independent owners. The world's active tanker fleet over 10,000 DWT consists of approximately 7,456 vessels, aggregating approximately 679 million DWT as of March 1, 2023. As a general principle, the smaller the cargo carrying capacity of a tanker, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger oil companies, tanker owners and operators, whose vessels are mainly in the larger sizes, only seven companies are known to control fleets of 98 vessels or more: COSCO Shipping, Mitsui OSK Lines, China Merchants, Scorpio Group, BW Group, SCF Group and Sinokor Merchant. There are about 43 owners known to control fleets of between 33 and 92 vessels. However, vessel ownership is not the only determining factor of fleet control. Oil and trading companies, who control the movement of crude oil and petroleum products on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of tankers charter their vessels out for extended periods but do not control the movement of any crude or products. Oil companies or trading companies may, at any given time, control a fleet many times the size of their owned tonnage. Saudi Aramco, Exxon, Shell and Chevron are such oil companies; whereas Vitol, Trafigura and Clearlake are traders trading crude oil and product cargoes worldwide. These companies leverage their own cargo base and controlled fleets to optimise their fleet trading strategies.

In addition, a number of large pool operators such as Tankers International, Navig8 and Scorpio Group control substantial fleets in each market segment and have preferential access to cargoes and the ability to optimise vessel chartering through economies of scale and superior market information.

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

Table of Contents	54

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel's operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. The vessels in our fleet are generally hired out under time charters, and we intend to continue to hire out our vessels under time charters. The following discussion describes the material terms common to all of our time charters.

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

Table of Contents	55

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

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Table of Contents	56

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

For more information on the Management Agreements and the Administrative Services Agreement, please read “Item 7. Major Unitholders and Related Party Transactions” and Note 18 – Transactions with Related Parties and Affiliates to our consolidated financial statements, included elsewhere in this Annual Report.

Crewing

The Managers crew our vessels primarily with Filipino, Ukrainian, Polish, Russian, Indian and Georgian officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Managers by local crewing agencies. The Managers are also responsible for travel and payroll of the crew. The crewing agencies handle each seaman's training. The Managers require that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Table of Contents	57

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

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of approximately $0.6 million for dry bulk, containers and tanker vessels for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time.

The deductible under the war risk insurance is $0.03 million for all claims relating to loss caused by piracy or by violent theft by persons from outside an entered ship, whereas the war loss of hire covers a 14 day deductible that applies for loss of time in consequence of damage to the vessel, but no days for loss of time related to piracy, terrorism, barratry and violent theft.

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

Table of Contents	58

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

There are no deductibles for the war loss of hire cover in case of piracy and contraband cover.

Table of Contents	59

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

Regulation

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world's most heavily regulated industries, as it is subject to both governmental regulation and industry standards. The governmental regulation to which we are subject include local and national laws and regulations, as well as international regulations established by the International Maritime Organization (“IMO”), the United Nations agency governing the maritime sector. We are also subject to regulation by ship classification societies and industry associations, which often have independent standards. In the United States and, increasingly, in Europe, the national, state, and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, conventions, and other requirements could result in sanctions by regulators, including possible fines, penalties, delays, and detention. Compliance with these categories of regulation also impact the vetting process – non-compliances can result in vetting failures.

The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

International Conventions and Standards

The IMO is the United Nations agency with jurisdiction over maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships, and ship safety and security. The most significant of these are described below.

•	MARPOL

The International Convention for the Prevention of Pollution from Ships or “MARPOL” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes concerning operational pollution by oil, noxious liquid substances (“NLS”), harmful substances, sewage, garbage and air emissions. More specifically, these annexes contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements. Port State or the vessel’s flag State may impose fines and penalties for MARPOL violations, particularly for improper discharges into the air or water.

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

Table of Contents	60

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only subject to the 2017 amendments described below); the North Sea area including the English Channel (limiting SOx emissions only subject to the 2017 amendments described below); the North American ECA, including most of the U.S. and Canada coast (limiting SOx, Nitrogen Oxides (“NOx”), and particulate matter emissions); and the U.S. Caribbean ECA, including Puerto Rico and the U.S. Virgin Islands (limiting SOx, NOx, and particulates). The IMO adopted in 2017 the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, some jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California adopted the California Ocean-Going Vessel Fuel Regulation, which contains more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, which thus prohibit the use of exhaust gas cleaning systems.

China has also established local emissions control areas: the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. While the Chinese areas are currently consistent with international standards in terms of requiring a 0.5% sulfur content, certain Chinese local emissions control areas, such as inland waterways, coastal emission control areas and Hainan waters, have a 0.1% sulfur limit in force. Similarly, South Korea has established Port Air Quality Control Zones which cap the sulfur content of fuel at 0.1%. South Korea’s Ministry of Oceans and Fisheries designated South Korea’s port areas in in Busan, Ulsan, Yeosu, Gwangyang, Incheon and Pyeongtaek-Dangjin as emission control areas and as of January 1, 2022, the 0.1 % sulfur limit extends to all vessels from the moment of entering until the moment of exiting the Korean emission control area. Since 2010, all vessels in the European Union (“EU”) must changeover to 0.1% sulfur fuel oil when ‘at berth’ in EU and European Economic Area (“EEA”) ports due to EU Directive 2005/33/EC.

At MEPC 79, the MEPC adopted amendments to designate the Mediterranean Sea, as a whole, as an ECA for SOx and particulate matter under MARPOL Annex VI. The limit for sulfur in fuel oil used on board ships is 0.10% mass by mass (m/m), while outside these areas the limit is 0.50% m/m. The amendment is expected to enter into force on May 1, 2024, with the new sulfur limit taking effect on May 1, 2025.

MEPC will likely issue a revised set of climate targets at its 80th meeting (MEPC 80) in July 2023. These new targets will likely included the Zero by 2050 goal. There may also be shorter-term targets for 2030 and 2040.

In addition, certain jurisdictions in which we trade may have not adopted all of the MARPOL annexes, and some may have established various national, regional, or local laws and regulations that apply to these areas.

•	Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO's International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of February 21, 2023, the BWM Convention had 94 contracting states, representing 92.41% of the world’s gross tonnage.

As amended, the BWM Convention requires, among other things, ballast water exchange until ballast water treatment systems are required, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain compliance deadlines.

Ships constructed prior to September 8, 2017, were required to install ballast water management systems by the first renewal survey after September 8, 2017 and must comply with IMO discharge standards by the due date for their IOPP Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. Updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications. The last MEPC session, MEPC 79, was held in December 2022 whereby the Committee approved draft amendments to appendix II of the Annex to the BWM Convention (Form of Ballast Water Record Book) with a view to adoption by MEPC 80 in July 2023. The United States is not party to the BWM Convention, but has similar, though not identical, requirements. Ships operating in U.S. waters must comply with U.S. ballast water regulations.

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

Table of Contents	61

The CLC applies in over 100 jurisdictions around the world. Some countries around the world have ratified an earlier version of the CLC, the “1969 Convention”; while others have not ratified any version of the CLC. Further, it is possible that courts in certain States may interpret the CLC to provide fewer protections than intended based on fault, which can increase our liability in certain areas of the globe.

For vessel operations not covered by the CLC, including all non-tank vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws.

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of February 21, 2023, the Bunker Convention had 105 contracting States, representing 95.20% of the gross tonnage of the world's merchant fleet.

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

Finally, some jurisdictions are not parties to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law. The United States is not party to these conventions, but has similar, though not identical, regime under the Oil Pollution Act of 1990 (“OPA”). Ships operating in U.S. waters must comply with U.S. regulations under OPA.

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

Non-compliance with the ISM Code and regulations contained in other IMO conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports, which can cause delays. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and the EU. Each company's DOC and each vessel's SMC must be periodically renewed, and compliance must be periodically verified.

On cyber security, IMO Cyber Risk Management Guidelines came into force on January 1, 2021. Pursuant to the IMO’s resolution MSC.428(98) administrations are encouraged to ensure that cyber risks are appropriately addressed in existing SMSs no later than the first annual verification of the company’s DOC after January 1, 2021.

•	Vessel Security - the ISPS Code

In 2002, following the September 11, 2001 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code, which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

Among the various requirements are:

▪	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
▪	On-board installation of ship security alert systems;
▪	Development of Ship Security Plans;
▪	Appointment of a Ship Security Officer and a Company Security Officer; and
▪	Compliance with flag State's security certification requirements.

 Applicable U.S. Laws

The U.S. Federal Trade Commission (“FTC”) is currently accepting public comments on its revisions to its Guides for the Use of Environmental Marketing Claims (“Green Guides”). The current public comment period will close on April 24, 2023. The FTC is expected to issue new guidance on both general and specific environmental benefit claims like sustainability, energy use/effiency, recyclability, climate change and derivative claims like carbon netural and net zero. The FTC is also considering issuing a rulemaking to give the Green Guides the force of law, as they are currently interpretative guidance under Section 5 of the FTC Act. Revised guides are expected in 2024 or 2025.

Table of Contents	62

•	The Act to Prevention Pollution from Ships

The Act to Prevent Pollution from Ships (“APPS”) and corresponding U.S. Coast Guard regulations implement several MARPOL annexes in the United States. Violations of MARPOL, APPS, or the implementing regulations can result in liability for civil and/or criminal penalties. Numerous vessel owners and operators, as well as individual ship officers and shoreside technical personnel, have been criminally prosecuted for APPS violations, which may result in significant fines and imprisonment for ship officers.

•	Clean Water Act, National Invasive Species Act, Vessel General Permit, and Vessel Incidental Discharge Act.

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes penalties for unauthorized discharges without a permit or exemption. The CWA also imposes substantial liability for the costs of removal, remediation and damages. On December 30, 2022, the EPA and the U.S. Department of the Army released a final rule establishing a revised definition of “waters of the United Stats” (WOTUS). The final rulemaking resets the regulatory landscape to mirror the pre-2015 definition of the term (commonly referred to as “the 1986 regulations”) and includes protection for traditional navigable waters, the territorial seas, interstate waters, and upstream waters that “significantly affect” waters typically viewed as within federal jurisdiction under the Commerce Clause. The final rule goes into effect on March 20, 2023.

The future of the new final WOTUS rule is uncertain because of the U.S. Supreme Court’s anticipated ruling in Sackett v. EPA, which is anticipated to opine on the definition of WOTUS and the types of wetlands Congress to extend federal jurisdiction over. A ruling from the U.S. Supreme Court is anticipated in the first half of 2023. It is unclear how the decision will impact the WOTUS final rule, as it could invalidate portions of it.

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. Environmental Protection Agency (“EPA”) under the CWA. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on EPA’s Vessel General Permit, a number of states have implemented a variety of stricter ballast water requirements. The past year has seen a marked increase in enforcement actions by EPA for alleged violations of the Vessel General Permit.

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management method authorized by the U.S. Coast Guard. In the near future, ballast water exchange will no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under the Vessel Incidental Discharge Act (“VIDA”) signed into law on December 4, 2018, which is expected to contain similar, though likely more stringent, requirements. VIDA requires that the new standards be at least as stringent as those currently imposed by the 2013 VGP.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA required the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2020 and the U.S. Coast Guard to issue a final rule implementing the EPA’s standards by December 4, 2022. However, EPA missed the statutory deadline of December 4, 2020 and EPA is expected to publish a supplemental notice for comment in the next several months, with the final rule on standards published in late 2024. As such, the overall implementation of VIDA will be delayed, including the U.S. Coast Guard’s implementation of EPA’s final rule on standards, which is scheduled for two years after EPA finalizes its standards. In February 2023, environmental groups sued EPA for the delays in implementing the final standards for incidental discharges. Implementation of VIDA is intended to create more uniformity in state and federal regulation of incidental vessel discharges.

The EPA’s original proposed rule under VIDA, published on October 26, 2020, would have established both general and specific discharge standards. Although VIDA generally pre-empts sate and local laws, states will have the ability to petition for stricter discharge standards and will have inspection and enforcement authority for the federal standards. The general discharge standards are preventative in nature and apply to all incidental discharges. They are organized into three categories: (1) general operation and maintenance; (2) biofouling management; and (3) oil management. These general standards mandate overall minimization of discharges and prescribe best management practices toward achieving this goal. No training or education requirements are included, as these will be set by the U.S. Coast Guard in its rulemaking once EPA’s standards are finalized. EPA’s proposal covers 20 incidental discharges from vessels, down from 27 covered by the 2013 VGP, however, as noted, EPA will be publishing a supplemental proposed rule in 2023, which will include proposed changes to the original proposal. Importantly, EPA did not significantly reduce the number of discharges covered, rather combined several discharges into one, taking a more systematic approach to managing the discharges. Two years after the EPA publishes its final standard, the U.S. Coast Guard is required to finalize corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

The 2013 VGP requirements remain in effect until such time that the EPA develops new incidental discharge regulations under VIDA and the U.S. Coast Guard develops regulations to implement EPA’s standards. If this current schedule holds, VIDA will be implemented in late 2026.

•	Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from tank vessels. This regime is set forth in the “OPA.”

Table of Contents	63

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable for all containment and clean-up costs, as well as damages, arising from discharges or substantial threats of discharges, of oil from their vessels unless the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after-the-fact. As such, responsible parties must respond to a spill immediately irrespective of fault. This strict liability regulatory scheme has made liability insurance in the U.S. more expensive for shipowners and operators trading in the U.S. market.

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on December 23, 2022 to reflect increases in the Consumer Price Index, which resulted in higher liability limits. These new limits take effect from March 23, 2023. With this adjustment, OPA limits of liability of the responsible party for non-tank vessels will increase to $1,300 per gross ton or $1,076,000, whichever is greater. For double hull tank vessels, other than edible oil tank vessels and oil spill response vessels, the limits of liability depends upon the size of the vessel. The liability amounts are listed as follows: for a tank vessel greater than 3,000 gross tons, other than a single-hull tank vessel, the greater of $2,500 per gross ton or $21,521,000; and for a tank vessel less than or equal to 3,000 gross tons, other than a single-hull tank vessel, the greater of $2,500 per gross ton or $5,380,300. Under OPA, these liability limits do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The guarantor used throughout the Navios fleet is SIGCO/The Shipowners Insurance and Guaranty Company. SIGCO issues the guaranty noted above and confirms that if the responsible party does not respond to an oil spill or threat of a spill, the guarantor will be called upon to provide the funds to do so. This would be rare because any guaranty issued by SIGCO is contingent on protection and indemnity cover.

The COFR is renewed on a three-year basis whereas the COFR guaranty is renewed annually. The U.S. Coast Guard checks that a vessel has a valid COFR prior to or upon entering the U.S. waters. Some states have COFR requirements in addition to the federal requirement under OPA, which may be more stringent than the requirement under OPA.

Trading in the United States without a valid COFR may result in the vessel being detained and/or fined or prevented from entering U.S. ports until the COFR is in place. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

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

Under CERCLA, the owner or operator of a vessel from which there is a release or threatened release of a hazardous substance is liable for certain removal costs, other remedial action, damages due to injury of natural resources, and the costs of any required health assessment for releases that expose individuals to hazardous substances. Liability for any vessel that carries any hazardous substance as cargo or residue is limited to the greater of $300 per gross ton or $5 million. For any other vessel, the limitation is the greater of $300 per gross ton or $500,000. Failure to comply with these requirements may result in daily fines.

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

Table of Contents	64

•	Clean Air Act and Emissions Regulations

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

 In the United States, there is always a possibility that state law could be more stringent than federal law. Such is the case with certain state laws concerning marine environmental protection. A few examples include:

▪	California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems.
▪	California adopted regulatory amendments that implement the federal ballast water discharge standards for vessels arriving at California ports, establish operational monitoring and recordkeeping requirements for vessels that use a ballast water treatment system to meet ballast water discharge performance standards, and authorize California State Lands Commission staff to collect ballast water and sediment samples for research purposes and compliance assessments. These changes became effective on January 1, 2022.
▪	California also requires the use of shore power or equivalent emissions reductions strategies for vessels at all California ports.
▪	Vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spill occurred. For example, many U.S. states have unlimited liability and more stringent requirements for financial responsibility and contingency planning.
▪	Most states do not have comprehensive laws relating specifically to the discharge of hazardous substances from vessels into state waters as they do for oil discharges, but many states have general water pollution prevention laws that apply to hazardous substances and other materials and others have broadly written hazardous substance cleanup laws based on CERCLA that would provide a cause of action for discharges of hazardous substances from vessels.

•	Ship Safety and Security Laws

With respect to ship safety, the requirements contained in SOLAS and the ISM Code generally have been implemented into U.S. law and are largely captured within U.S. Coast Guard regulations.

Ship security in the United States is governed primarily by the Marine Transportation Security Act of 2002 (“MTSA”), which is implemented by U.S. Coast Guard regulations that impose certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Because the MTSA regulations were intended to be aligned with international maritime security standards contained in the ISPS Code, the regulations exempt non-U.S.-flag vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

Applicable EU Laws

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999 and subsequent court decisions, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments to MARPOL (including, for example, changes to accelerate the timetable for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the timetable for their introduction it has been prepared to legislate on a unilateral basis.

In some instances, EU regulations may impose burdens and costs on shipowners and operators beyond the requirements under international rules and standards.

Table of Contents	65

•	Liability for Pollution and Interaction between MARPOL and EU Law

The EU has implemented certain EU-specific pollution laws, most notably a 2005 directive on ship-source pollution. This directive imposes criminal sanctions for pollution caused by intent or recklessness (which would be an offense under MARPOL), as well as by “serious negligence.” The directive could therefore result in criminal liability being incurred in a European port state in circumstances where it may not be incurred in other jurisdictions.

•	Regulation of Emissions and Emissions Trading System

The EU has an Emissions Trading System (“ETS”) that has been approved for the maritime transport sector. Formal adoption is expected in the first or second quarter of 2023.

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

In February 2017, EU member States met to consider independently regulating the shipping industry under the ETS, which requires certain businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU's main decision-making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures.

On 14 July 2021, the European Commission adopted a series of legislative proposals depicting how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in greenhouse gas emissions by 2030. These proposals have also been referred to as the “Fit for 55” package. By 2030, large container and passenger ships will be required to use on-shore power supply while at berth in EU ports. The package proposes to revise several pieces of EU climate legislation, including the EU ETS, Effort Sharing Regulation, transport and land use legislation, setting out in real terms the ways in which the Commission intends to reach EU climate targets under the European Green Deal. The EU ETS will require shipping companies to monitor, report, and verify their emissions, as well as purchase and surrender allowances (i.e., carbon credits) beginning in 2024. The EU ETS will include the monitoring and reporting of CO2 emissions in 2024 and will include methane and nitrous oxide in 2026. The ETS will set an annual absolute limit on emissions of certain GHGs and require the purchase of allowances equal to % carbon emitted, thereby putting a price on emissions (2024 – 40%; 2025 – 70%; 2026 – 100%). The deadline to submit (surrender) allowances will be 30 September of the following year. The allowances are gradually reduced over time to reduce the amount of permitted emissions. The ETS will apply to cargo and passenger ships above 5,000 from 2024, and offshore ships above 5,000 GT from 2027. 100% of emissions on voyages within EU/EEA are subject to ETS; 50% of emissions on voyages in and out of EU/EEA are subject to ETS. For container ships, 50% of emissions from a voyage to a transshipment port located within 300 nautical miles of EU are subject to ETS. Vessels entering the EU must report under both EU MRV regulation and IMO Data Collection System.

The penalty for non-compliance with the EU ETS is a an expulsion order. Any shipping company that has failed to surrender allowances for two or more consecutive periods is at risk of receiving an expulsion order. This order means ships can be detained by the Member State the ship is flagged in and denied entry into port.

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

As of December 31, 2020, the ESRR applies to vessels of 500 GT and above flying the flag of an EU/EEA member state, or third party-flagged vessels calling at EU ports. Those vessels will be required to carry an Inventory Hazardous Materials certificate onboard.

The Commission has launched an evaluation of the ESRR. Open consultations and targeted consulations will begin in the first quarter of 2023, with completion expected by December 31, 2023.

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

Table of Contents	66

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

Maritime Decarbonization: Energy Efficiency and Greenhouse Gas Reduction

IMO’s Initial Strategy and Recent Developments

The IMO now has an initial strategy and mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector, and recent activity indicates continued interest and regulation in this area in the coming years.

On April 13, 2018, the IMO’s Marine Environment Protection Committee (“MEPC”) 72 adopted resolution MEPC.304(72) on Initial IMO Strategy on reduction of GHG emissions from ships. The initial strategy aims to reduce GHG emissions from shipping by 40% by 2030 when compared to 2008 levels. No international regulations have been implemented to achieve such a reduction.

The IMO’s initial strategy targeted both reducing gross output and efficiency. In order to reduce emissions and increase shipboard efficiency, the IMO is coordinating ways to measure these approaches. This will be done in two ways. First, the technical aspects and design of vessels will be regulated by the new Energy Efficiency Existing Ships Index (“EEXI”) for existing ships. EEXI regulations exist for an “Attained EEXI” to be calculated for each ship, and a “Required EEXI” for specified ship types. A vessel’s emissions will have to meet the targets set out in the EEXI testing to receive a certificate of compliance or International Energy Efficiency Certificate (“IEEC”). Second, the operational aspect will be done by way of the new Carbon Intensity Indicators (“CII”) index, which categorizes every ship’s operational efficiency based upon Data Collection Service information. Aspects of a vessel’s CII will need to be documented under the existing framework of the Ship Energy Efficiency Management Plan (“SEEMP”). On or before January 1, 2023, ships of 5,000 GT and above were required to revise their SEEMP.

Beginning on January 1, 2023, ports will require evidence of a vessel’s IEEC. Vessels without this certification will have increasing difficulty proceeding into a port or a terminal. Failure to obtain an IEEC could be construed as a breach of the MARPOL convention and render the vessel “unseaworthy.”

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

MARPOL Annex VI amendments to entered into force on November 1, 2022, and requirements for EEXI and CII certification went into effect on January 1, 2023. The first annual reporting will be completed in 2023, with the first rating given in 2024. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest, and, if necessary, develop and adopt further amendments.

MEPC 79 has made progress towards revising the Initial IMO GHG Strategy, working towards adopting a strengthened revised Strategy in mid-2023 at MEPC 80. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet July 3-7, 2023), with a view to adoption.

MEPC 79 considered several proposals on the reduction of the impact of Black Carbon emissions on the Arctic and agreed to refer a submission to PPR 10 (April 2023) for further consideration. A designation was also made of the Mediterranean Sea as an Emissions Control Area (“ECA”) for sulfur oxides and particulate matter from May 1, 2025. This change will bring the Mediterranean Sea in lne with other ECAs like the North Sea and Baltic Sea, where the sulfur content of fuels is already limited to 0.1%.

The MEPC 79 session also took further steps to address GHG emissions. In particular, the session adopted amendments to MARPOL Annex VI to include information on the flashpoint of fuel in the Bunker Delivery Note. The session also discussed on board carbon capture and storage, but the committee deferred the issue to MEPC 80. There was significant support at MEPC 79 for the introduction of a bunker levy and a life cycle assessment (“LCA”) GHG fuel standard (“GFS”). These steps are likely to be addressed more fully when MEPC next meets in July 2023. At that conference, the IMO is scheduled to revise its initial GHG strategy, which calls for a 40% reduction by 2030, and a 50% reduction by 2050 compared to 2008.

Green House Gas (GHG) Regulations

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain greenhouse gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, GHG emissions from international shipping do not come under the Kyoto Protocol. Also, at the 2015 United Nations Climate Change Conference in Paris, the Paris Agremenet was formulated. It became effective on November 4, 2016, but it does not directly limit GHGs from ships. The IMO has developed and intends to continue developing limits on GHG emissions. The IMO is also considering its position on market-based measures through an expert working group.

Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s goal is to reduce total annual GHG emissions by at least 50% by 2050 compared to 2008, while at the same time, pursuing efforts towards phasing them out entirely. Additionally, jurisdictions throughout the world have examined means of regulating GHGs:

Table of Contents	67

Some attention has been paid to GHGs in Europe. On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015. Monitoring, reporting and verification requirements began on January 1, 2018. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports, and compliance documents pursuant to Regulation 2015/757.

In the United States, there are varying approaches on whether to add additional regulations on GHG emissions. In January 2020, the Transportation and Infrastructure Committee of the U.S. House of Representatives (the “House”) held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. There was a recent bill introduced in the U.S. Congress regarding the reduction of emissions by ships. Specifically, on July 12, 2022, the Clean Shipping Act was introduced, but never received a vote. The bill would have directed the EPA to require vessels on certain commercial voyages to comply with standards for the carbon intensity of the vessel's fuel on a specified schedule, with vessels on such voyages utilizing 100% less than the carbon intensity baseline by 2040 and beyond. Similar to past bills regarding GHGs from vessels, the U.S. Congress did not pass this bill. . We continue to monitor the status of GHG-related legislation and its potential impacts on our business. In the spring of 2022, the U.S. Coast Guard was also expected to adopt GHG regulations that mirror MARPOL Annex VI, but those regulations still remain pending. The Coast Guard has reported that its regulations will be designed to “fill gaps in the existing framework.” The Coast Guard and U.S. Environmental Protection Agency (“EPA”) have entered a memorandum of understanding (“MOU”) by which they have agreed on enforcement responsibilities relating to inspections of marine fueling facilities, shipboard compliance inspections and investigations and enforcement actions.

In January 2023, the U.S. Department of Energy issued an updated decarbonization strategy which included specific policy measures for the maritime sector. The strategy calls for incentivizing research and development activities for zero-emission shipping technology, including alternative fuels and propulsion systems. The strategy seeks to promote electic and hybrid options for small vessels, operational efficiency improvements and onboard carbon capture systems.

Other decarbonization efforts, include the Call to Action for Shipping Decarbonization, an outgrowth of the 2021 United Nations Climate Change Conference, which is aimed at focusing on decarbonizing shipping by 2050.

In March 2022, the U.S. Securities and Exchange Commission (“SEC”) released a proposed rule to require environmental, social and governance (ESG) reporting requirements for U.S. public companies, including the disclosure of climate-related risk information in registration statements and periodic reports.

The new disclosure rules would require public companies to disclose risks that are “reasonably likely to have a material impact on their business, results of operations, or financial condition,” and also “information about its direct greenhouse gas (GHG) emissions (Scope 1) and indirect emissions from purchased electricity or other forms of energy (Scope 2),” plus certain types of GHG emissions “from upstream and downstream activities in its value chain (Scope 3).” Following debates about aspects of the proposal such as the Scope 3 disclosures and the U.S. Supreme Court’s June decision in West Virginia v. EPA that limited federal regulation of power plant emissions, the timeline for final rules have been pushed back. Action is still expected in 2023.

The EU Corporate Sustainability Reporting Directive’s (“CSRD”) ESG requirements will be phased in beginning in 2024, and will require most large maritime shipping companies to report on GHG emissions. CSRD will apply to all large EU companies with more than 250 employees, a turnover of more than $40 million Euros, or total assets of $20 million Euros. Non-EU entities with annual EU- generated revenues in excess of $150 million Euros which also have a large or listed EU subsidiary or a significant EU branch (generating at least $40 million Euros) will have to comply.

The first set of reporting standards should be issued by June 30, 2023. A second set of reporting standards will be issued by June 30, 2024. Sustainability disclosures will be required across several key topics like climate change and biodiversity, human rights, human health and diversity and inclusion. The European Financial Reporting Advisory Group, the entity developing the sustainability reporting standards will develop sector-specific standards. Entities will be required to disclose their sustainability targets and the transition plans to ensure their business model is compatible with the transition to a sustainable economy, objectives of the limiting global warning to 1.5 C in line with the Paris Agreement and achieving climate neutrality by 2050. Entities will be required to disclose their due diligence process with regard to sustainability matters in their own operations and their value chains.

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

Across all sanctions regimes it is important to ensure that due diligence has been carried out on the parties involved in each transaction. Whilst the US, EU and UK maintain lists of sanctioned persons (as do other jurisdictions), there is variance between those lists on the individuals and entities listed. It cannot be assumed that an individual or entity who does not appear on one list is not caught by alternative sanctions regimes.

Iran Sanctions

There is a divergence in the US and EU/UK position on Iran following the US withdrawal from the Joint Comprehensive Plan of Action.

EU and UK sanctions

EU sanctions on Iran remain in place in relation to the export of arms and military goods listed in the EU Common Military List, military-related goods and items that might be used for internal repression as well as in relation to listed individuals / entities. Full details of these goods can be found in the EU Common Military List and the consolidated EU Council Regulation 267/2012 and EU Council Regulation 359/2011 (each as amended from time to time).Trade with Iran which is caught by the above mentioned sanctions can only be engaged if prior authorization (granted on a case-by-case basis) is obtained from the relevant national authorities within the EU. The remaining restrictions apply to the sale, supply, transfer or export, of specific listed goods directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

The UK imposes similar sanctions to the EU in circumstances where there has not been a significant shift in the Iran sanctions regime following the UK’s departure from the EU.

Table of Contents	68

U.S. Sanctions

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and U.S. “secondary” sanctions, which apply to non-U.S. persons.

The current secondary sanctions in place with respect to Iran, are relatively expansive and include but are not limited to: (i) sanctions on the Iranian metals industry, (ii) sanctions on Iran’s shipping and shipbuilding sectors, (iii) sanctions on the Iranian energy industry, which includes the petroleum and petrochemicals industries, and (iv) sanctions on the Iranian construction, mining, manufacturing, and textiles industry. These secondary sanctions prohibit significant transactions involving the sale, supply, or transfer of goods or services used in connection with any of the aforementioned industries and sectors of Iran’s economy. While the aforementioned secondary sanctions have the widest application to the international shipping community, there are numerous other secondary sanctions imposed against Iran.

Russia Sanctions

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the United States and the EU implemented sanctions in 2014 against Crimea and certain Russian individuals and entities. These sanctions which are still in force have been greatly expanded and fortified due to Russia’s invasion of Ukraine in February 2022. The United States, the EU, the UK and other nations have imposed expanded economic sanctions against certain Russian individuals, entities and business sectors. Among other things, these sanctions suspend the use of SWIFT for certain Russian banks, curtail Russian access to the sanctioning-countries’ credit markets, forbid Russian aircraft from flying over NATO and other airspace, impose wide ranging trade sanctions in respect of certain Russian exports and prohibit the export of many items to Russia and their provision to persons in Russia.

EU Sanctions

Since 2014, the EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Other entities are subject to sectoral sanctions, which limit the provision of equity financing and loans to the listed entities. Additionally, various restrictions on trade have been implemented, including a prohibition on the import into the EU of goods originating in Crimea or Sevastopol or the provision of goods to Crimea/Sevastopol. This includes certain Russian seaports where restrictions would prevent a vessel from calling at the port.

Since February 2022, the EU has designated a significant number of individuals and entities as subject to an asset freeze. Notably a number of trading companies have sought to distance themselves from the involvement of sanctioned persons and caution must therefore be exercised when dealing with any Russian individual or entity with appropriate due diligence carried out in accordance with company procedures.

In particular, , the EU has widened existing trade sanctions in relation to Russia including by (i) restricting exports of dual-use and military , and various other advanced technologies, (ii) various restrictions on financial services (including a ban on certain banks from using the SWIFT system), (iii) prohibitions against any transactions with certain state-owned entities, and (iv) various trade and transport restrictions for both export and import of goods, including in relation to oil and petroleum products, coal, steel/iron, fertilisers, potash and luxury goods. The EU has also extended its restrictions to capture (i) various services, including business management services, accounting, architectural and engineering, and legal advice services, and (ii) trade with newly annexed regions of Ukraine (Donetsk, Kherson, Luhansk and Zaporizhzhia).

Table of Contents	69

Lastly, the E.U. has also recently implemented price cap policies with respect to with respect to Russian-origin crude oil and petroleum products.

U.S. Sanctions

U.S. sanctions against Russia were initially imposed following Russia’s annexation of Crimea in 2014 and have been greatly expanded in the last year following Russia’s full invasion of Ukraine. The current sanctions against Russia include full blocking sanctions, an investment ban/trade embargo with respect to certain commodities, sectoral sanctions aimed at certain sectors of the Russian economy, and sanctions with respect to “Covered Regions” in Ukraine. In addition, the majority of the U.S. sanctions against Russia also authorize the imposition of secondary sanctions against any deemed to have materially assisted any persons or entities sanctioned pursuant to the Russian sanctions program. We also note there is a broad carveout to the U.S. sanctions against Russia for transactions involving agricultural commodities.

Additionally, the U.S. has also designated various sectors of the Russian economy for blocking sanctions pursuant to E.O. 14024, including notably the marine sector. Pursuant to this sector designation, the U.S. has the ability to designate to the SDN list any individual or entity determined to be operating or have operated in the marine sector of the Russian economy.

The U.S. has also imposed in E.O. 14066 a prohibition against the importation of Russian-origin petroleum products into the United States. This prohibition encompasses shipments of Russian-origin commodities such as crude oil, petroleum fuels, petroleum, oils and products of their distillation, coal and coal products, and liquified natural gas. E.O. 14066 also prohibits U.S. persons from financing, approving, facilitating, or guaranteeing a transaction of a foreign person where the transaction by that person would be prohibited under the E.O. if that person were a U.S. person. E.O. 14066 also prohibits new investment by U.S. persons in the Russian energy sector. The United States has also issued Executive Order 14071, a complete prohibition on new investment in Russia by a U.S. person.

On November 22, 2022, the United States Department of the Treasury, announced determinations, pursuant to Executive Order 14071, which prohibit the provision of trading/commodities broker, financing, shipping, insurance, flagging, and customs brokering services as they relate to the maritime transport of crude oil and petroleum products of Russian Federation origin (collectively “Covered Services”). The Treasury Department, in coordination with other G7 states, the European, Union, and Australia, authorized the provision of the foregoing services when the price of Russian-origin crude oil does not exceed a certain price, as determined by the Secretary of the Treasury, effectively creating price caps on Russian-origin crude oil and petroleum products. Effective December 5, 2022, the Secretary of the Treasury and other members of the price cap coalition set the price cap on Russian-origin crude oil at $60 per barrel. Effective February 5, 2023, the Secretary of the Treasury set the price cap on Discount to Russian-origin crude petroleum products at $45 per barrel and the price cap on Premium to Russian-origin crude petroleum products at $100 per barrel. The discount to crude price cap applies to naphtha, residual fuel oil, and waste oils, whereas the premium to crude price cap applies to gasoline, motor fuel blending stock, gasoil and diesel fuel, kerosene and kerosene-type jet fuel, and vacuum gas oil. While these price cap policies are not directed specifically at Navios, they could have some impact on our trade, in particular with respect to obtaining “Covered Services” in the U.S. or by U.S. persons.
Table of Contents	70

UK Sanctions

Since the UK’s departure from the EU it has enacted its own sanctions regime, which although in parts mirrors the approach of the EU, is a distinct sanctions regime. Again from February 2022 further restrictions were imposed targeting Russia and those connected to the invasion of Ukraine. Care should be taken to identify where the regimes differ.

UK restrictions similarly include designation of individuals as subject to an asset freeze and travel ban as well as restrictions in relation to the export, supply, delivery and making available of certain goods. There is also a ban on Russian flagged or owned ships from entering UK ports and lastly, the U.K. has also recently implemented price cap policies with respect to Russian-origin crude oil and petroleum products.

Venezuela Sanctions

EU and UK sanctions

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 (as amended from time to time) concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions on items related to internal repression.

The UK imposes similar sanctions to the EU in circumstances where there has not been a significant shift in the Venezuela sanctions regime following the UK’s departure from the EU.

U.S. Sanctions

The U.S. sanctions against Venezuela mainly consist of primary sanctions aimed at U.S. persons and activities within the United States and does not contain broad secondary sanctions aimed at non-U.S. persons such as Navios. However, there are a number of components of the U.S. sanctions against Venezuela that impact the international shipping community as will be discussed below.

First, E.O. 13850 authorizes sanctions against anyone determined to operate in designated sectors of the Venezuela economy. The designated sectors consist of the gold, oil, financial, and security/defense sectors. This E.O. is pertinent because it has been used in the past to sanction vessels and vessel-owning companies engaged in the trade of Venezuelan oil. E.O. 13850 also authorizes sanctions against anyone who is determined to have provided material assistance, goods or services to a SDN who is designated under E.O. 13850.

Second, E.O. 13884 blocked the Government of Venezuela and all entities 50% or more owned by the Government of Venezuela. Under E.O. 13884, unless exempt or authorized by OFAC, the property and interests in property of persons meeting the definition of the “Government of Venezuela” that are in, or come within, the United States or the possession or control of a United States person are blocked. However, while the Government of Venezuela entities are blocked, they are not necessarily also designated to the SDN list. The prohibitions set forth in E.O. 13884 apply to Navios only with respect to voyages involving U.S. persons or activities within the United States.

Other E.U., UK, and U.S. Economic Sanctions Targets

The EU and UK also maintain sanctions against Syria, North Korea, Belarus and certain other countries and against individuals listed by the EU/UK. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.”

The United States maintains comprehensive economic sanctions against various other countries, including Syria, Cuba and North Korea as well as sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”) and sanctions targeting particular industries (including the potash industry in Belarus). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Table of Contents	71

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2022 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation: We have elected to be treated and we are currently treated as a corporation for U.S. federal income tax purposes. As such, (i) we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below; and (ii) we are not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2022 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Table of Contents	72

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);
•	We satisfy the Publicly Traded Test (as described below) or the qualified shareholder stock ownership test (as described in the Section 883 Regulations); and
•	We meet certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of income that we have earned and are expected to earn. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries, that have elected to be disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test or the qualified shareholder stock ownership test and we satisfy certain substantiation, reporting and other requirements.

In order to meet the “Publicly Traded Test”, the equity interests in the non-U.S. corporation at issue must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that a class of equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country. Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements are satisfied with respect to a class of equity interests listed on an established securities market provided trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations). Notwithstanding these rules, a class of equity that would otherwise be treated as “regularly traded” on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more “5.0% unitholders” (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the “Closely Held Block Exception”), unless the corporation can establish that a sufficient proportion of such 5.0% unitholders are qualified shareholders (as defined in the Section 883 Regulations) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

Table of Contents	73

Because substantially all of our common units are and have been traded on the NYSE, which is considered to be an established securities market, our common units are and have been “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2022. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe that we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2022.

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

Please also see the risk factor entitled “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Units - The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”.

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

We believe that, for our fiscal year ended December 31, 2022, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event that we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax as well as the branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the gain is not attributable to an office or other fixed place of business maintained by us in the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax: If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without the benefit of any deductions.

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

Other Tax Jurisdictions

Certain of Navios Partners' subsidiaries are incorporated in countries which impose taxes, such as Malta and Belgium, however such taxes are immaterial to Navios Partners' operations.

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

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2022.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (with an ownership interest of 35.7% as of December 31, 2020). Following the completion of the NMCI Merger, as of March 31, 2021, Navios Containers was acquired by Navios Partners and ownership was 100%; and (ii) Navios Europe II and its subsidiaries with an ownership interest of 5% through the date of its liquidation on June 29, 2020.

D. Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Partners’ financial condition and results of operations for each of the fiscal years ended December 31, 2022, 2021 and 2020. Navios Partners’ financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

Table of Contents	74

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

As of March 17, 2023, there were outstanding 30,184,388 common units and 622,296 general partnership units. Navios Holdings currently owns an approximately 10.3% ownership interest in Navios Partners and Olympos Maritime Ltd, our general partner, through its ownership of all the general partnership units currently owns a 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

Please see “Item 4. Information on the Partnership”.

Fleet Developments

Please read Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report for a full description of the Company’s fleet developments.

Please read “Item 5. Operating and Financial Review and Prospects – Recent Developments” for a full description of the Company’s most recent fleet developments.

Please read Note 16 – Commitments and Contingencies to our consolidated financial statements, included elsewhere in this Annual Report for a full description of vessels to be delivered to our fleet.

Please read Note 2(b) – Summary of Significant Accounting Policies to our consolidated financial statements, included elsewhere in this Annual Report for a full description of the Company’s subsidiaries.

Recent Developments

Financing arrangements

In February 2023, Navios Partners completed a $32.0 million sale and leaseback transaction with an unrelated third party, in order to finance one drybulk vessel. The sale and leaseback transaction matures ten years from the date of the delivery of the vessel by the owners to the charterer and bears interest at Libor plus 200 bps per annum.

In February 2023, Navios Partners entered into a new credit facility with a commercial bank for a total amount of up to $161.6 million in order to finance part of the contract price of four newbuilding container vessels, currently under construction. The credit facility matures ten years after drawdown and bears interest at SOFR plus 170 bps per annum.

Acquisition of vessels

On March 6, 2023, Navios Partners acquired from an unrelated third party, the Navios Felix, a previously chartered-in 2016-built scrubber-fitted Capesize vessel of 181,221 dwt for a contract price of $40.1 million.

On February 5, 2023, Navios Partners took delivery of the Navios Meridian, a 2023-built Panamax vessel of 82,010 dwt. (See Note 16 – Commitments and Contingencies, included elsewhere in this Annual Report).

Sale of vessels

On March 17, 2023, Navios Partners agreed to sell the Navios Libertas, a 2007-built Panamax vessel of 75,511 dwt, to an unrelated third party, for a sales price of $13.8 million. The sale is expected to be completed during the second quarter of 2023.

On February 6, 2023, Navios Partners agreed to sell the Serenitas N, a 2011-built Ultra-Handymax vessel of 56,644 dwt, to an unrelated third party, for a sales price of $12.3 million. The sale is expected to be completed during the second quarter of 2023.

On February 6, 2023, Navios Partners agreed to sell the Nave Photon, a 2008-built VLCC vessel of 297,395 dwt, to an unrelated third party, for a sales price of $53.0 million. The sale was completed on March 3, 2023.

On January 5, 2023, Navios Partners agreed to sell the Navios Prosperity I, a 2007-built Panamax vessel of 75,527 dwt, to an unrelated third party, for a sales price of $13.8 million. The sale was completed on February 7, 2023.

On January 3, 2023, Navios Partners agreed to sell the Aurora N, a 2008-built LR1 Product Tanker vessel of 63,495 dwt, to an unrelated third party, for a sales price of $22.5 million. The sale is expected to be completed during the second quarter of 2023.

On December 30, 2022, Navios Partners agreed to sell the Navios Amaryllis, a 2008-built Ultra-Handymax vessel of 58,735 dwt, to an unrelated third party, for a sales price of $15.1 million. The sale was completed on January 26, 2023.

On December 19, 2022, Navios Partners agreed to sell the Jupiter N, a 2011-built Post-Panamax vessel of 93,062 dwt, to an unrelated third party, for a sales price of $16.4 million. The sale was completed on February 3, 2023.

On December 5, 2022, Navios Partners agreed to sell the Nave Polaris, a 2011-built Chemical Tanker vessel of 25,145 dwt, to an unrelated third party, for a sales price of $14.7 million. The sale was completed on January 24, 2023.

On December 5, 2022, Navios Partners agreed to sell the Nave Cosmos, a 2010-built Chemical Tanker vessel of 25,130 dwt, to an unrelated third party, for a sales price of $13.6 million. The sale was completed on January 9, 2023.

On December 1, 2022, Navios Partners agreed to sell the Star N, a 2009-built MR1 Product Tanker vessel of 37,836 dwt, to an unrelated third party, for a sales price of $18.1 million. The sale was completed on January 26, 2023.

On November 30, 2022, Navios Partners agreed to sell the Nave Dorado, a 2005-built MR2 Product Tanker vessel of 47,999 dwt, to an unrelated third party, for a sales price of $15.6 million. The sale was completed on January 17, 2023.

Table of Contents	75

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their liquid, dry and containerized cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2022, no customer accounted for 10.0% or more of our total revenues. For the year ended December 31, 2021, Singapore Marine represented approximately 14.5% of our total revenues. For the year ended December 31, 2020 HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

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

•                  the aggregate level of supply and demand in the liquid, dry and containerized cargo shipping industry;

•                  armed conflicts, such as the Russian/Ukrainian conflicts; and

•                  the global outbreak of novel coronavirus (COVID-19) or other epidemics or pandemics.

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

Under the Management Agreements we entered into with the Managers, the Managers bear all of our vessel operating expenses in exchange for the payment of fees. Under these agreements, the Managers are responsible for commercial, technical, health and safety and other management services related to the vessels' operation, including chartering, technical support, maintenance and insurance. Under the Management Agreements we had fixed the rates for these ship management services until December 31, 2021 with an annual increase of 3% after January 1, 2022 for the remaining contractual period unless agreed otherwise. Costs associated with special surveys, drydocking expenses and certain extraordinary items under this agreement are reimbursed by Navios Partners at cost at occurrence.

Payment of any extraordinary fees or expenses to the Managers could significantly increase our vessel operating expenses and impact our results of operations.

Table of Contents	76

For detailed information on the Management Agreements, please read “Item 7. Major Unitholders and Related Party Transactions - Management Agreements” and Note 18 – Transactions with Related Parties and Affiliates to our consolidated financial statements, included elsewhere in this Annual Report.

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

For more information on the Administrative Services Agreement, please read “Item 7. Major Unitholders and Related Party Transactions - Administrative Services Agreement” and the Note 18 – Transactions with Related Parties and Affiliates to our consolidated financial statements, included elsewhere in this Annual Report.

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

A. Operating results

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Upon completion of the NMCI Merger and NNA Merger the results of operations of Navios Containers and Navios Acquisition are included in Navios Partners’ Consolidated Statements of Operations.

The following table presents consolidated revenue and expense information for the years ended December 31, 2022 and 2021. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Time charter and voyage revenues	$1,210,528	$713,175
Time charter and voyage expenses	(122,630)	(36,142)
Direct vessel expenses	(56,754)	(29,259)
Vessel operating expenses (entirely through related parties transactions)	(312,022)	(191,449)
General and administrative expenses	(67,180)	(41,461)
Depreciation and amortization of intangible assets	(201,820)	(112,817)
Amortization of unfavorable lease terms	74,963	108,538
Gain on sale of vessels, net	149,352	33,625
Interest expense and finance cost, net	(83,091)	(42,762)
Interest income	856	859
Other income	1,065	289
Other expense	(14,020)	(9,738)
Equity in net earnings of affiliated companies	—	80,839
Transaction costs	—	(10,439)
Bargain gain	—	48,015
Net income	$579,247	$511,273
Net loss attributable to the noncontrolling interest	—	4,913
Net income attributable to Navios Partners’ unitholders	$579,247	$516,186

Table of Contents	77

The following table reflects certain key indicators of Navios Partners’ fleet performance for the years ended December 31, 2022 and 2021 (including for 2021, the Navios Containers’ fleet and Navios Acquisition’s fleet from April 1, 2021 and from August 26, 2021, respectively).

	Year Ended December 31, 2022	Year Ended December 31, 2021
Available Days (1)	49,804	31,884
Operating Days (2)	49,271	31,631
Fleet Utilization (3)	98.9%	99.2%
Time Charter Equivalent (per day) (4)	$23,042	$21,709
Vessels operating at period end	162	128

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)	Time Charter Equivalent rate (“TCE rate”) is defined as voyage, time charter revenues and charter-out revenues under bareboat contracts (grossed up by currently applicable fixed vessel operating expenses) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Time charter and voyage revenues: Time charter and voyage revenues for the year ended December 31, 2022 increased by $497.3 million, or 69.7%, to $1,210.5 million, as compared to $713.2 million for the same period in 2021. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the increase in the TCE rate. For the year ended December 31, 2022, the time charter and voyage revenues were affected by $48.2 million relating to the straight-line effect of the containerships and tankers charters with de-escalating rates.  For the year ended December 31, 2022, the TCE rate increased by 6.1% to $23,042 per day, as compared to $21,709 per day for the same period in 2021. The available days of the fleet increased by 56.2% to 49,804 days for the year ended December 31, 2022, as compared to 31,884 for the same period in 2021 mainly due to the acquisition of the 36-vessel drybulk fleet from Navios Holdings, the NMCI Merger, the NNA Merger and the deliveries of newbuilding and secondhand vessels, partially mitigated by the sale of vessels.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2022 increased by $86.5 million, or 239.6%, to $122.6 million, as compared to $36.1 million for the year ended December 31, 2021. The increase was mainly attributable to : (i) a $38.2 million increase in bareboat and charter-in hire expense of the tanker and drybulk fleet; (ii) a $29.7 million increase in bunkers expenses arising from the increased number of freight voyages in 2022; (iii) an $8.4 million increase in brokers’ commissions; (iv) a $7.2 million increase in other voyage expenses; and (v) a $3.0 million increase in port expenses.

Table of Contents	78

Direct vessel expenses: Direct vessel expenses for the year ended December 31, 2022, increased by $27.5 million, or 93.9%, to $56.8 million, as compared to $29.3 million for the year ended December 31, 2021. The increase of $27.5 million was mainly attributable to the amortization of the deferred drydock and special survey costs and insurance costs due to the increase in the size of our fleet and the increased crew related expenses as a result of covid-19 measures (pursuant to the terms of the Management Agreements).

Vessel operating expenses: Vessel operating expenses for the year ended December 31, 2022, increased by $120.6 million, or 63%, to $312.0 million, as compared to $191.4 million for the year ended December 31, 2021. The increase was mainly due to the expansion of our fleet.

General and administrative expenses: General and administrative expenses increased by $25.7 million, or 61.9%, to $67.2 million for the year ended December 31, 2022, as compared to $41.5 million for the year ended December 31, 2021. The increase was mainly due to a: (i) $21.4 million increase in administrative fees paid to the Managers mainly due to the increased number of vessels in Navios Partners’ fleet; and (ii) $4.6 million increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was partially mitigated by an approximately $0.3 million decrease in stock based compensation expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets for the year ended December 31, 2022 increased by $89.0 million or 78.9%, to $201.8 million as compared to $112.8 million for the year ended December 31, 2021. The increase of $89.0 million was mainly attributable to a: (i) $42.4 million increase due to the delivery of the fleet of Navios Acquisition in Navios Partners’ owned fleet; (ii) $34.9 million increase due to the delivery of the 36-vessel drybulk fleet in Navios Partners’ owned fleet; (iii) $7.3 million increase in depreciation expense due to the delivery of the fleet of Navios Containers in Navios Partners’ owned fleet; (iv) $5.7 million increase in depreciation expense due to the delivery of 14 vessels in 2022 and 2021; and (v) $0.8 million increase in depreciation expense due to vessel additions. The above increase was partially mitigated by a: (i) $1.8 million decrease due to the sale of 14 vessels in 2022 and 2021; and (ii) $0.3 million decrease in amortization of favorable lease terms. Depreciation of vessels is calculated using an estimated useful life of 25 years for drybulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $75.0 million for the year ended December 31, 2022, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers, at the date of obtaining control of Navios Acquisition and at the date of the acquisition of the 36-vessel drybulk fleet. Amortization of unfavorable lease terms amounted to $108.5 million for the year ended December 31, 2021, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition.

Gain on sale of vessels, net: Gain on sale of vessels amounted to $149.4 million for the year ended December 31, 2022, relating to a gain on sale of the Navios Utmost, the Navios Unite, the Navios Camelia, the Navios Alegria and the Perseus N amounted to $157.5 million, partially mitigated by a loss on sale of the Navios Symmetry and impairment loss due to sale of the Nave Cosmos, the Nave Polaris, the Jupiter N and the Navios Prosperity I that amounted to $8.1 million in aggregate (see Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report). Gain on sale of vessels amounted to $33.6 million for the year ended December 31, 2021, relating to a gain on sale of the Navios Altair I, the Harmony N, the Navios Azalea, the Navios Dedication, the Esperanza N, the Castor N and the Solar N amounted to $35.0 million, partially mitigated by a loss on sale of the Joie N that amounted to $1.4 million.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2022 increased by $40.3 million, or 94.2%, to $83.1 million, as compared to $42.8 million for the year ended December 31, 2021. The increase was mainly due to the increase in Navios Partner’s average loan balance to $1,550.4 million for the year ended December 31, 2022, as compared to the $930.9 million for the year ended December 31, 2021 due to credit facilities and financial liabilities recognized following the acquisition of 36-vessel drybulk fleet of Navios Holdings, the NNA Merger and the NMCI Merger and due to the increase of the weighted average interest rate for the year ended December 31, 2022 to 5.33% from 4.14% for the year ended December 31, 2021.

Interest income: Interest income amounted to $0.9 million for each of the years ended December 31, 2022 and 2021.

Other income: Other income for the year ended December 31, 2022 amounted to $1.1 million, as compared to $0.3 million for the year ended December 31, 2021.

Other expense: Other expense for the year ended December 31, 2022 amounted to $14.0 million as compared to $9.7 million for the year ended December 31, 2021 mainly due to the increase in expenses related to claims reserve and tonnage tax duties following the increase of our fleet.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies for the year ended December 31, 2021 amounted to $80.8 million. The amount of $80.8 million was the gain from equity in net earnings resulting from the remeasurement of the existing interest held in Navios Containers upon NMCI Merger. As of March 31, 2021, Navios Partners previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $107.0 million, resulting in revaluation gain of $75.4 million which along with the equity gain of approximately $5.4 million from the operations of Navios Containers up to the closing date aggregate to a gain on acquisition of control in the amount of $80.8 million. There was no equity in net earnings of affiliated companies for the year ended December 31, 2022.

Table of Contents	79

Transaction costs: Transaction costs amounted to $10.4 million for the year ended December 31, 2021 and were related to the Mergers. There were no transaction costs for year ended December 31, 2022.

Bargain gain: Bargain gain amounted to $48.0 million for the year ended December 31, 2021, resulting from the excess Navios Containers’ fair value of the identifiable net assets acquired of $342.7 million over the total purchase price consideration of $298.6 million and the excess of Navios Acquisition’s fair value of the identifiable net assets acquired of $211.6 million over the fair value of the consideration transferred of $150.0 million and the fair value of the noncontrolling interest of $57.6 million. There was no bargain gain for year ended December 31, 2022.

Net loss attributable to the noncontrolling interest: Net loss attributable to the noncontrolling interest amounted to $4.9 million for the year ended December 31, 2021. There were no net loss attributable to the noncontrolling interest for year ended December 31, 2022.

Net income attributable to Navios Partners’ unitholders: Net income attributable to Navios Partners’ unitholders for the year ended December 31, 2022 amounted to $579.2 million compared to net income of $516.2 million for the year ended December 31, 2021. The increase in net income of approximately $63.0 million was due to the factors discussed above.

For a detailed discussion of operating results for the year ended December 31, 2021 compared to the year ended December 31, 2020 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2021 Annual Report filed on Form 20-F with the SEC on April 12, 2022.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

B. Liquidity and Capital Resources

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. As of December 31, 2022, Navios Partners’ current assets totaled $310.4 million, while current liabilities totaled $617.7 million, resulting in a negative working capital position of $307.3 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue of $3.5 billion as of March 13, 2023 and cash proceeds from sale of vessels (see Note 23 – Subsequent events to our consolidated financial statements, included elsewhere in this Annual Report) to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our consolidated financial statements.

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

As of December 31, 2022, the total borrowings, net of deferred finance costs were $1,945.4 million.

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels, including the fixed daily fee payable under the Management Agreements.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $0.5 million per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30.0 million to $135.0 million.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2022, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

Please read Note 11 – Borrowings to our consolidated financial statements, included elsewhere in this Annual Report for a full description of the financing arrangements of the Company as of December 31, 2022.

Please read “Item 5. Operating and Financial Review and Prospects – Recent Developments” for a full description of the Company’s most recent financing arrangements.

Table of Contents	80

Please read Note 13 – Repurchases and Issuance of Units to our consolidated financial statements, included elsewhere in this Annual Report for a full description of the Company’s equity offerings and issuances of units.

Please See “Item 4. Information on the Partnership – A. History and Development of the Partnership” for further discussion of Navios Partners' Liquidity and Capital Resources.

Cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021:

The following table presents cash flow information for the years ended December 31, 2022 and 2021. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Partners for the respective periods.

	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$506,340	$277,173
Net cash used in investing activities	(316,241)	(106,252)
Net cash used in financing activities	(184,447)	(32,203)
Net increase in cash, cash equivalents and restricted cash	$5,652	$138,718

Cash provided by operating activities for the year ended December 31, 2022 as compared to the cash provided by operating activities for the year ended December 31, 2021:

Net cash provided by operating activities increased by $229.1 million to $506.3 million inflow for the year ended December 31, 2022, as compared to $277.2 million inflow for the same period in 2021.

The net cash outflow resulting from the change in operating assets and liabilities of $139.8 million for the year ended December 31, 2022 resulted from : (i) $65.9 million in payments for dry dock and special survey costs; (ii) a $46.6 million increase in accounts receivable; (iii) a $20.9 million increase in prepaid expenses and other current assets (iv) a $13.4 million decrease in amounts due to related parties; (v) a $6.2 million increase in amounts due from related parties; and (vi) an $1.7 million decrease in accrued expenses. This amount was partially mitigated by: (i) an $11.5 million increase in deferred revenue; and (ii) a $3.4 million increase in accounts payable.

The net cash outflow resulting from the change in operating assets and liabilities of $96.4 million for the year ended December 31, 2021 resulted from a: (i) $53.4 million increase in amounts due from related parties; (ii) $49.8 million payments for dry dock and special survey costs; (iii) $14.5 million decrease in amounts due to related parties; and (iv) $7.7 million decrease in accrued expenses. This amount was partially mitigated by a: (i) $17.7 million increase in deferred revenue; (ii) $9.8 million decrease in prepaid expenses and other current assets; (iii) $1.2 million increase in accounts payable; and (iv) $0.3 million decrease in accounts receivable.

Cash used in investing activities for the year ended December 31, 2022 as compared to the cash used in investing activities for the year ended December 31, 2021:

Net cash used in investing activities increased by $209.9 million to $316.2 million outflow for the year ended December 31, 2022, as compared to $106.3 million outflow for the same period in 2021.

Cash used in investing activities of $316.2 million for the year ended December 31, 2022 was mainly due to: (i) $433.8 million related to vessel acquisitions and additions; and (ii) $176.8 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This amount was partially mitigated by: (i) $284.5 million of net proceeds related to the sale of the Navios Utmost, the Navios Unite, the Navios Alegria, the Navios Camelia, the Perseus N, the Navios Symmetry and the Navios Ulysses in 2022; and (ii) $9.9 million of cash acquired through the delivery of the 36-vessel drybulk fleet.

Cash used in investing activities of $106.3 million for the year ended December 31, 2021 was mainly due to: (i) $217.0 million related to vessel acquisitions and additions; and (ii) $61.8 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This amount was partially mitigated by: (i) $121.0 million of net proceeds related to the sale of the Navios Altair I, the Navios Azalea, the Navios Dedication, the Joie N, the Castor N, the Solar N, the Harmony N and the Esperanza N in 2021; (ii) $42.6 million of cash acquired from business acquisitions through the Mergers; and (iii) $8.9 million of proceeds from the senior unsecured notes of HMM.

Cash used in financing activities for the year ended December 31, 2022 as compared to the cash used in financing activities for the year ended December 31, 2021:

Net cash used in financing activities increased by $152.2 million to $184.4 million outflow for the year ended December 31, 2022, as compared to $32.2 million outflow for the same period in 2021.

Cash used in financing activities of $184.4 million for the year ended December 31, 2022 was mainly due to: (i) $651.8 million repayments of loans and financial liabilities; (ii) $6.2 million payments for cash distributions; and (iii) $6.1 million payments of deferred finance costs related to the new credit facilities and sale and leaseback agreements. This amount was partially mitigated by $479.7 million proceeds from the new credit facilities and sale and leaseback agreements.

Cash used in financing activities of $32.2 million for the year ended December 31, 2021 was mainly due to: (i) loans and financial liabilities repayments of $959.2 million; (ii) payment of $12.2 million of deferred finance fees relating to the new credit facilities and sale and leaseback agreements; and (iii) payment of a total cash distributions of $4.6 million. This amount was partially mitigated by: (i) $735.3 million of proceeds from the new credit facilities and sale and leaseback agreements; and (ii) $208.5 million of proceeds from the issuance of 7,330,222 common units and 384,733 additional general partnership units related to the Continuous Offering Program Sales Agreements and the acquisitions of Navios Containers and Navios Acquisition.

For a detailed discussion of cash flows for the year ended December 31, 2021 compared to the year ended December 31, 2020 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2021 Annual Report filed on Form 20-F with the SEC on April 12, 2022.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$506,340	$277,173	$94,086
Net increase in operating assets	139,537	93,092	7,261
Net decrease/ (increase) in operating liabilities	255	3,274	(22,207)
Net interest cost	82,235	41,903	23,520
Amortization and write-off of deferred finance cost	(5,349)	(3,741)	(2,141)
Amortization of operating lease assets/liabilities	(3,912)	401	(956)
Non-cash amortization of deferred revenue and straight-line	(51,048)	(460)	1,588
Stock-based compensation	(154)	(523)	(946)
Gain on sale of vessels, net	149,352	33,625	—
Vessels impairment loss	—	—	(71,577)
Bargain gain	—	48,015	—
Impairment of receivable in affiliated company	—	—	(6,900)
Allowance for credit losses	—	—	(1,495)
Equity in earnings of affiliated companies, net of dividends received	—	80,839	1,133
Net loss attributable to noncontrolling interest	—	4,913	—
EBITDA(1)	$817,256	$578,511	$21,366
Equity in earnings of affiliated companies	—	(80,839)	—
Bargain gain	—	(48,015)	—
Transaction costs	—	10,439	—
Gain on sale of vessels, net	(149,352)	(33,625)	—
Impairment of receivable in affiliated company	—	—	6,900
Vessels impairment loss	—	—	71,577
Adjusted EBITDA	$667,904	$426,471	$99,843
Cash interest income	856	745	219
Cash interest paid	(80,626)	(50,382)	(23,717)
Maintenance and replacement capital expenditures	(244,589)	(83,147)	(36,455)
Operating Surplus	$343,545	$293,687	$39,890

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$506,340	$277,173	$94,086
Net cash used in investing activities	$(316,241)	$(106,252)	$(83,854)
Net cash used in financing activities	$(184,447)	$(32,203)	$(9,906)

Table of Contents	81

EBITDA and Adjusted EBITDA

EBITDA represents net income/ (loss) attributable to Navios Partners’ unitholders before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and discount; (v) equity in net earnings of affiliated companies; (vi) impairment charges; (vii) non-cash amortization of deferred revenue and straight-line effect of the containerships and tankers charters with de-escalating rates; (viii) stock-based compensation expense; (ix) amortization of operating lease assets/ liabilities; (xi) gain/ (loss) on sale of assets; (xii) bargain gain; and (xi) net loss attributable to noncontrolling interest. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

Table of Contents	82

EBITDA for the year ended December 31, 2022 was affected by the accounting effect of a $149.4 million net gain related to the sale of ten of our vessels (including an impairment loss of $7.9 million in connection with the committed sales of four our vessels in January and February 2023). Excluding these items, Adjusted EBITDA increased by $241.4 million to $667.9 million for the year ended December 31, 2022, as compared to $426.5 million for the same period in 2021. The increase in Adjusted EBITDA was primarily due to a: (i) $497.3 million increase in time charter and voyage revenues; and (ii) $0.8 million increase in other income, partially mitigated by: (i) a $120.6 million increase in vessel operating expenses, mainly due to the expansion of our fleet; (ii) an $86.5 million increase in time charter and voyage expenses, mainly due to the increase in a) bareboat and charter-in hire expense of the tanker and drybulk fleet and b) bunker expenses arising from the increased number of freight voyages in 2022; (iii) a $25.7 million increase in general and administrative expenses, mainly due to the expansion of our fleet; (iv) a $14.7 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (v) a $4.9 million decrease in net loss attributable to noncontrolling interest; and (vi) a $4.3 million increase in other expenses.

EBITDA for the year ended December 31, 2021 was affected by the accounting effect of : (i) an $80.8 million gain from equity in net earnings of affiliated companies; (ii) a $48.0 million bargain gain upon obtaining control over Navios Acquisition and upon completion of NMCI Merger; (iii) a $33.6 million gain related to the sale of eight of our vessels; and (iv) $10.4 million of transaction costs in relation to the NNA Merger and NMCI Merger. Excluding these items, Adjusted EBITDA increased by $326.7 million to $426.5 million for the year ended December 31, 2021, as compared to $99.8 million for the same period in 2020. The increase in Adjusted EBITDA was primarily due to a: (i) $486.4 million increase in time charter and voyage revenues; and (ii) $4.9 million increase in net loss attributable to noncontrolling interest. The above increase was partially mitigated by a: (i) $97.7 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $25.1 million increase in time charter and voyage expenses; (iii) $17.5 million increase in general and administrative expenses, mainly due to the increased fleet; (iv) $13.0 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (v) $5.4 million increase in other expense; (vi) $4.8 million decrease in other income; and (vii) $1.1 million decrease in equity in net earnings of affiliated companies.

Operating Surplus

Navios Partners generated an Operating Surplus for the year ended December 31, 2022 of $343.5 million, as compared to $293.7 million for the year ended December 31, 2021. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership's ability to make quarterly cash distributions (see “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

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

Borrowings

Navios Partners' long-term third party borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of December 31, 2022 and December 31, 2021, total borrowings, net amounted to $1,945.4 million and $1,361.7 million, respectively. The current portion of long-term borrowings, net amounted to $391.1 million at December 31, 2022 and $255.1 million at December 31, 2021.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings.

Capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to $610.6 million, $278.8 million and $83.1 million, respectively.

For the year ended December 31, 2022, expansion capital expenditures of $610.6 million related to: (i) $176.8 million representing deposits for the acquisition/option to acquire three Capesize bareboat charter-in vessels expected to be delivered by the first half of 2023, one Panamax bareboat charter-in vessel delivered in February 2023, 12 newbuilding Containerships expected to be delivered by the second half of 2023 and in 2024; six newbuilding Aframax/LR2 vessels expected to be delivered in 2024 and the first half of 2025; and (ii) $433.8 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

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

Table of Contents	83

For the year ended December 31, 2020, expansion capital expenditures of $83.1 million related to: (i) $10.7 million representing deposits for the option to acquire two Panamax bareboat charter-in vessels expected to be delivered by the first half of 2021; and (ii) $72.4 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Managers under the Management Agreements. For more information on the Management Agreements, please read “Item 7. Major Unitholders and Related Party Transactions - Management Agreements” and Note 18 – Transactions with Related Parties and Affiliates to our consolidated financial statements, included elsewhere in this Annual Report.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2022 and 2021 was $244.6 million and $83.1 million, respectively, for replacing our vessels at the end of their useful lives.

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

Vessels to be delivered

Please read Note 16 – Commitments and Contingencies to our consolidated financial statements, included elsewhere in this Annual Report for a full description of vessels to be delivered to our fleet.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the drybulk market at any given time. For other trends affecting our business please see other discussions in “Item 5. Operating and Financial Review and Prospects”.

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

Table of Contents	84

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, valuation of intangible assets and liabilities acquired in business combinations and/or asset acquisitions, provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Topic 805, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (Step one). If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business (Step two). To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Transaction costs associated with asset acquisitions are capitalized.

On July 26, 2022, the Company entered into a share purchase agreement to acquire a 36-vessel drybulk fleet for a purchase price of $835.0 million including the assumption of bank liabilities, bareboat obligations and finance leasing obligations, subject to debt and working capital adjustments, from Navios Holdings. The fleet consisted of: (i) 30 vessels (including eight vessels under sale and leaseback and ten vessels under finance leases), (ii) five operating leases and (iii) one vessel that has been classified as held for sale. On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

The Company performed an assessment, as defined under ASC 805, Business Combinations, and concluded that the acquisition of the 36-vessel drybulk fleet is an asset acquisition. The consideration paid amounted to $370.6 million and is presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows including working capital balances of $(37.0) million in accordance with the share purchase agreement of which an amount of $9.9 million related to cash and cash equivalents and restricted cash and is presented under the caption “Cash acquired from acquisitions” in the Consolidated Statements of Cash Flows. The fair value of net assets acquired compared to the cost of consideration resulted in an excess value of $217.2 million that was allocated to qualifying assets on a relative fair value basis. The qualifying assets were the vessels held and used, leases (finance and operating lease assets) and intangible assets.

Vessels held and used acquired as part of an asset acquisition are recorded at fair value, which is determined based on vessel valuations, obtained from independent third party shipbrokers which are, among other things, based on recent sales and purchase transactions of similar vessels.

When a vessel along with the current charter contract is acquired where the Company acts as a lessor as part of asset acquisition, intangible assets and unfavorable lease terms are recorded at fair value. The fair value of the favorable and unfavorable lease terms (intangible assets and liabilities) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract; and (ii) discounted using the Company’s relevant discount factor of 11.32%.

For acquired leases as part of an asset acquisition, where the Company is a lessee, the Company has elected to reassess classification. The Company recognizes the right-of-use assets for operating and finance leases acquired at the same amount as the lease liability, adjusted to reflect favorable and unfavorable terms of the lease when compared with market terms.

Intangible Assets and Unfavorable Lease Terms: Navios Partners' intangible assets and liabilities consist of favorable and unfavorable lease terms. When a vessel along with the current charter contract are acquired as part of a business combination and/or asset acquisition, intangible assets and unfavorable lease terms are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, contracted charter rates, remaining duration of the charter agreements, the level of utilization of its vessels and its relevant discount rate. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners' financial position and results of operations.

Table of Contents	85

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense/income is included under the captions “Depreciation and amortization of intangible assets” and “Amortization of unfavorable lease terms”, respectively in the Consolidated Statements of Operations.

The amortizable value of favorable leases would be considered impaired if their carrying values could not be recovered from the future undiscounted cash flows associated with the assets. As of December 31, 2022, the management of the Company, after considering various indicators, performed an impairment test which included intangible assets as described “Impairment of Long Lived Assets” below. As of December 31, 2021, the management of the Company has considered various indicators and concluded that events and circumstances did not trigger the existence of potential impairment of its intangible assets and that step one of the impairment analysis was not required as described in “Impairment of Long Lived Assets” below. As of December 31, 2020, the management of the Company, after considering various indicators, performed an impairment test which included intangible assets as described in “Impairment of Long Lived Assets” below. As of December 31, 2022, 2021 and 2020 there was no impairment of intangible assets.

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

As of December 31, 2022, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners' long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, an impairment assessment of certain of long-lived assets (step one) was performed.

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

The Company determined the undiscounted projected net operating cash flows for each vessel and compared it to the vessels' carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners' remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and ten-year average historical one-year time charter rates for the remaining period), over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, vessel operating expenses as determined by the Management Agreements (as defined herein) in effect until December 2024 and thereafter assuming an increase of 3.0% every second year and utilization rate of 99.0% based on the fleet's historical performance.

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

Table of Contents	86

During the year ended December 31, 2022, an impairment loss of $7.9 million was recognized in connection with the committed sales of the Nave Cosmos in January 2023, the Nave Polaris in January 2023, the Jupiter N in February 2023 and the Navios Prosperity I in February 2023, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).

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

During the year ended December 31, 2020, an impairment loss of $13.8 million was also recognized in connection with the committed sales of the Navios Soleil in December 2020, the Esperanza N in January 2021 and the Castor N in February 2021, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net to our consolidated financial statements, included elsewhere in this Annual Report).

The total impairment loss recognized amounted to $7.9 million and $0 for the years ended December 31, 2022 and 2021, respectively, and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations.

The total impairment loss recognized amounted to $71.6 million for the year ended December 31, 2020, and is presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s drybulk, containerships and tankers based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. The estimated scrap rate used to calculate the vessel’s scrap value is $340 per LWT as of each of December 31, 2022 and 2021.

Management estimates the useful life of the Company’s vessels to be 25 years for drybulk and tanker vessels and 30 years for the containerships, respectively from the original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

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

Table of Contents	87

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

Table of Contents	88

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	58	Chairwoman of the Board, Chief Executive Officer and Director
Ted Petrone	68	Vice Chairman of the Board
Shunji Sasada	65	President and Director
Efstratios Desypris	50	Chief Operating Officer
Erifyli Tsironi	49	Chief Financial Officer
Joergen Rosleff	51	Chief Commercial Officer
Vincent Vandewalle	50	Chief Trading Officer
Georgios Akhniotis	58	Executive Vice President-Business Development and Director
Anna Kalathaki	53	Executive Vice President - Risk Management
Vasiliki Papaefthymiou	54	Secretary
Serafeim Kriempardis	75	Director (Class III)
Vasilios Mouyis	60	Director (Class II)
Kunihide Akizawa	63	Director (Class I)
Alexander Kalafatides	59	Director (Class I)

On March 20, 2023, Mrs. Orthodoxia Zisimatou resigned from her position as a Class II director of the Company to pursue other opportunities. There were no disagreements between Mrs. Zisimatou and the Company. Following Mrs. Zisimatou’s resignation, the Board of the Company appointed Mr. Vasilios Mouyis as a Class II director of the Company to fill the vacancy. Mr. Mouyis does not have any family relationship with any director or other executive officer, or person nominated or chosen by the Company to become a director or executive officer, and he has no direct or indirect material interest in any transactions of the Company. Mr. Mouyis will serve on the Audit, Compensation and Conflicts Committee and is an independent director.

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco. Each of Ms. Frangou, Mr. Akhniotis and Mr. Sasada were appointed as directors by our general partner, pursuant to our partnership agreement.

Angeliki Frangou has been our Chairwoman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairwoman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM) since August 2005. Ms. Frangou has been the Chairwoman and a Member of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is also a Member of the Foundation for Economic and Industrial Research. Since 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a Bachelor's Degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master's Degree in Mechanical Engineering from Columbia University.

Ted C. Petrone was appointed our Vice Chairman in November 2022. Mr. Petrone also serves as Vice Chairman of Navios Corporation since January 2015 having previously served as a director of Navios Maritime Holdings Inc. (“Navios Holdings”) from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has also been Navios South American Logistics Inc. President since July 2020. Mr. Petrone also serves as Vice Chairman of Navios Maritime Partners L.P. since November 2022. Mr. Petrone has served in the maritime industry for 45 years, 42 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

Shunji Sasada became our President in November 2022 and was appointed to our Board of Directors in August 2007. Mr. Sasada has also served as a director of Navios Maritime Holdings Inc. (“Navios Holdings”) and President of Navios Corporation since January 2015. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. ("MOSK"). In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK's own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President - Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer until December 2014. Mr. Sasada has been a member of the North American Committee of Nippon Kaiji Kyokai since inception. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is a member of Board of Trustees of Keio Academy of New York.

Table of Contents	89

Efstratios Desypris has been the Chief Operating Officer of Navios Partners since November 2021. He has also served as Chief Financial Officer of Navios Partners from 2010 through November 2021. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners' sponsor, since May 2006 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. Mr. Desypris has also been a Director of Navios Containers since November 2018. He also serves as SVP-Strategic Planning of Navios South American Logistics Inc. Before joining Navios Holdings, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Erifyli Tsironi has been our Chief Financial Officer since November 4th, 2021. Ms. Tsironi is also Senior Vice President – Credit Management of Navios Holdings since October 2014. Ms. Tsironi served as Chief Financial Officer of Navios Maritime Containers L.P. since 2019 until completion of the merger with Navios Maritime Partners L.P. in 2021, and as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation in 2018. Ms. Tsironi has 26 years experience in shipping. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE focusing on ship finance. Ms. Tsironi joined DVB Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager/shipping department in ANZ Investment Bank/ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes (ex Cass) Business School of City University in London.

Joergen Rosleff was appointed our Chief Commercial Officer in November 2022. Previously Mr. Rosleff served as Chief Commercial Officer – Container Division since 2013. Mr. Rosleff has served as a Director and Head of Maersk Broker Exclusive Tonnage Team / Commercial Management Department before joining Navios as well as in various other senior positions in Maersk Broker for about 11 years. Mr. Rosleff has 28 years of experience in the shipping industry as he has served in various commercial positions - tankers, bulkers and containers. Mr. Rosleff has a degree in Business Administration, International Management and Economics, from Copenhagen Business School.

Vincent Vandewalle was appointed as our Chief Trading Officer in November 2022. Since 2010, Mr. Vandewalle also serves as Managing Director in Kleimar NV and has served in the Navios Group as Chief Commercial Officer in Dry bulk since 2012. Mr. Vandewalle has 21 years of experience in the shipping industry with focus in the dry bulk sector. He has served in several commercial positions in Kleimar N.V. in the past 21 years. Mr. Vandewalle has a degree followed by a Master in Applied Economics from University of Leuven and he also holds a Master in Taxation from the University of Leuven.

Georgios Akhniotis was appointed to our Board of Directors in August 2007 and he has been our Executive Vice President-Business Development since February 2008. Mr. Akhniotis has been Navios Holdings' Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Akhniotis served as Senior Vice President - Business Development of Navios Holdings from August 2006 to April 2007. Mr. Akhniotis has also been Navios South American Logistics Inc. Chief Executive Officer since October 2022 and Director. Prior to joining Navios Holdings, Mr. Akhniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006. Mr. Akhniotis holds a Bachelor of Science degree in engineering from the University of Manchester and he is a member of the institute of chartered accountants in England and Wales. Mr. Akhniotis is also a member of the institute of certified accountants in Cyprus.

Table of Contents	90

Anna Kalathakis was appointed our Executive Vice President – Risk Management in November 2022. Ms. Kalathakis has been Chief Legal Risk Officer of Navios Maritime Holdings Inc. (“Navios Holdings”) since November 2012, and previously Senior Vice President — Legal Risk Management of Navios Holdings from December 2005 until October 2012. Ms. Kalathakis has also been Navios South American Logistics Inc. Secretary since inception and Executive Vice President – Group Risk Management and Director since October 2022. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. and an Associate Director of the Company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, was admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to practice law before the Bar in Piraeus, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).

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

Vasilios Mouyis was appointed to our Board of Directors in March 2023. Mr. Mouyis has over 34 years of experience in chartering and ship brokerage. He is the co-founder of the Athens-based ship brokering firm, Doric Shipbrokers S.A., where he currently serves as the joint managing director—a position he has held since the firm’s inception in 1994. Previously, Mr. Mouyis served as a chartering broker at Clarkson’s Plc South African office, formerly known as Afromar Pty Ltd. Mr. Mouyis participates as a panelist for the Handysize index of the Baltic Exchange, London, representing Doric Shipbrokers S.A. Mr. Mouyis holds a bachelor’s degree in Economics from the American College of Greece and a post-graduate diploma in Port and Shipping Administration from The University of Wales, Institute of Science and Technology. Mr. Mouyis also serves on our Audit, Compensation and Conflicts Committee and is an independent director.

Kunihide Akizawa has 41 years of experience in shipping and logistics. Mr. Akizawa started his shipping career in 1982 in Japan with Mitsui O.S.K. Lines, Ltd. He worked in the accounting department, the export department focusing on the Red Sea and Mediterranean areas, the bulk department, and a chartering manager of Skaarup Shipping International Corporation, which was a joint-venture company with Mitsui O.S.K. Lines, Ltd. In 1995, Mr. Akizawa joined ITOCHU Corporation in the logistics division. In 2011, he became President of MarineNet, a subsidiary of ITOCHU Corporation as well as five other major Japanese trading houses. In 2016, he was appointed as President of IMECS Co., Ltd, the ship-owning arm of ITOCHU and full subsidiary. From 2021 to December 2022, Mr Akizawa served as Vice President Business Development of Fleet Management Limited. Mr. Akizawa is a graduate of Gakushuin University, Tokyo with a B.A. degree in Economics.

Table of Contents	91

Alexander Kalafatides has been a member of our board of directors since 2019. Mr. Kalafatides has nearly 41 years of experience in general management and marketing. Mr. Kalafatides holds the position of global sales and marketing director of IUC International LLC, a designer and importer of consumer products, and he also serves as an adjunct professor in International Business at Drexel University. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc., a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University, his B.S.E. in computer engineering & science at the University of Pennsylvania and a Certificate of Director Education from Drexel University's Gupta Governance Institute. Mr. Kalafatides serves as chairman of the Conflicts Committee and as a member of the Audit Committee, is an independent director.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2022, 2021 and 2020 no amounts were paid to the General Partner.

Officers' Compensation

We were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of the Managers, their compensation is set and paid by the Managers, and we reimburse the Managers for time they spend on the Company's matters pursuant to the Administrative Services Agreement. Under the terms of the Administrative Services Agreement, we reimburse the Managers for the actual costs and expenses they incur in providing administrative support services to us. The amount of our reimbursements to the Managers for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that the Managers pay to such officers. For the years ended December 31, 2022, 2021 and 2020, the fees charged by the Managers for administrative services, were $50.2 million, $28.8 million and $13.7 million, respectively.

Compensation of Directors

Our officers and directors who are also employees of the Managers do not receive additional compensation for their service as directors, other than Ms. Frangou who receives, a fee of $0.15 million per year for acting as a director and as Chairwoman of the Board. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Each non-management director receives a director fee of $0.08 million per year. The Chairman of our Audit Committee and our Compensation Committee receives an additional fee of $0.03 million per year and the Chairman of our Conflicts Committee receives an additional fee of $0.01 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the year ended December 31, 2022, the aggregate annual fees paid to our non-management directors were $0.28 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairwoman of the Board.

In December 2022, the Compensation Committee of Navios Partners authorized and approved a cash payment of $4.4 million to our officers and directors for which all service conditions had been met as of December 31, 2022. Also, the Compensation Committee of Navios Partners authorized and approved an additional $4.4 million cash payment to the directors and officers of the Company subject to fulfillment of certain service conditions in 2023.

In February 2019, December 2019, December 2018 and December 2017, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. Following the NNA Merger, Navios Partners assumed the restricted common units granted in December 2018 and December 2017 to directors and officers of Navios Acquisition, which are based solely on service conditions and vest over four years each, respectively. Upon the NNA Merger, the unvested restricted common units were 11,843 after exchange on a 1 to 0.1275 basis. The fair value of restricted common units is determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. During the year ended December 31, 2022, the Company forfeited 12,699 unvested restricted common units and cancelled 259 general partnership units. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2021 and 2020. As of December 31, 2022, in the aggregate, 376,605 restricted common units were vested.

Table of Contents	92

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as our Class I elected directors and will serve until our annual meeting of unitholders in 2024; one director was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2025; and one director was designated as the Class III elected director and will serve until our annual meeting of unitholders in 2023. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders, as such holders and voting are determined pursuant to our partnership agreement. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units and complies with the requirements in our partnership agreement.

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

The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an Audit Committee of a board of directors and certain other requirements. Any matters approved by the Conflicts Committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our Conflicts Committee are Messrs. Alexander Kalafatides, Serafeim Kriempardis and Vasilios Mouyis.

In addition, we have an Audit Committee of three independent directors. One of the members of the Audit Committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our Audit Committee is comprised of Messrs. Serafeim Kriempardis (financial expert), Alexander Kalafatides and Vasilios Mouyis.

Table of Contents	93

Lastly, we have a Compensation Committee consisting of two independent directors, Mr. Vasilios Mouyis and Mr. Serafeim Kriempardis. The Compensation Committee is governed by a written charter, which was approved by our board of directors. The Compensation Committee is responsible for reviewing and approving the compensation of the Company's executive officers and for establishing, reviewing and evaluating the long-term strategy of our compensation plan.

Employees of the Managers, provide assistance to us and our operating subsidiaries pursuant to the Management Agreements and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, our Chief Operating Officer, Mr. Efstratios Desypris, and our Chief Financial Officer, Mrs. Erifyli Tsironi, our Secretary, Vasiliki Papaefthymiou, and our Executive Vice President-Business Development, Georgios Akhniotis, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings which may cause them to pursue business strategies that disproportionately benefit Navios Holdings or which otherwise are not in our best interests or those of our unitholders. While the amount of time each of them allocate between our business and the business of Navios Holdings varies from time to time depending on various circumstances and the respective needs of the business. We intend, however, to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

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

The Managers crew our vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian and Georgian officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Managers by local crewing agencies. The crewing agencies handle each seaman's training while the Managers handle their travel and payroll. The Managers require that all of their seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Managers also provide on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. Major Unitholders and Related Party Transactions” and Note 18 – Transactions with Related Parties and Affiliates to our consolidated financial statements, included elsewhere in this Annual Report.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 17, 2023, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 16, 2023 (60 days after March 17, 2023) through the exercise of any unit option or other right. The percentage disclosed below is based on all outstanding common units (30,184,388), not including general partnership units (622,296). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)	1,550,632	5.1%
Ted Petrone	*	*
Shunji Sasada	*	*
Efstratios Desypris	*	*
Joergen Rosleff	*	*
Georgios Akhniotis	*	*
Anna Kalathaki	*	*
Serafeim Kriempardis	*	*
Kunihide Akizawa	*	*
Alexander Kalafatides	*	*
Erifyli Tsironi	—	—
Vincent Vandewalle	—	—
Vasiliki Papaefthymiou	—	—
Vasilios Mouyis	—	—
All directors and officers as a group (14 persons)(2)	1,656,756	5.5%

*Less than 1%

(1)	Excludes units owned by Navios Holdings, on the board of which our Chief Executive Officer, Angeliki Frangou, our Secretary Vasiliki Papaefthymiou, as well as our President, Shunji Sasada, all serve. In addition, Ms. Frangou is Navios Holdings' Chairwoman and Chief Executive Officer, Ms. Papaefthymiou is Navios Holdings' Executive Vice President Legal and Mr. Akhniotis is Navios Holdings' Chief Financial Officer. Includes 12,750 common units underlying vested options.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common units, other than Angeliki Frangou.

Table of Contents	94

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 17, 2023, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 16, 2023 (60 days after March 17, 2023) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding units of 30,184,388 common units. There are also 622,296 general partnership units outstanding which are not included in the ownership table below. The general partnership units are held by Olympos Maritime Ltd., which represents a 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units. For more information on our general partner, please read “Item 7. Major Unitholders and Related Party Transaction - B. Related Party Transactions”.

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Navios Holdings(1)(2)	3,183,199	10.5%
Pilgrim Global ICAV(3)	3,087,401	10.2%
Angeliki Frangou(4)	1,550,632	5.1%

(1)	The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on October 26, 2021 and includes 216,054 units directly owned by Navios Holdings and over which it has sole voting and dispositive power and 2,967,145 units directly owned by wholly-owned subsidiaries of Navios Holdings, over which Navios Holdings has shared voting and dispositive power.
(2)	Navios Holdings is a public company controlled by its board of directors, which consists of the following eight members: Angeliki Frangou, Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, Efstathios Loizos and Michael Pearson.
(3)	The number of common units beneficially owned is based on the information disclosed on the Schedule 13G filed with the SEC on February 14, 2023.
(4)	The number of common units beneficially owned is based on the information disclosed on the Schedule 13D filed with the SEC on October 26, 2021.

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

Table of Contents	95

As of March 17, 2023, we had at least 38 common unit holders of record, 11 of which were located in the United States and held an aggregate of 25,626,021 of our common units, representing approximately 85% of our outstanding common units. However, one of the U.S. common unit holders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 25,464,919 of our common units as of that date. Accordingly, we believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Please read Note 18 – Transactions with Related Parties and Affiliates to our consolidated financial statements, included elsewhere in this Annual Report for a full description of related party transactions.

Registration Rights Agreements

On February 4, 2015, we completed a private placement to Navios Holdings of 74,703 common units and 1,526 general partnership units, raising gross proceeds of $15.0 million and in connection with such private placement, we entered into a registration rights agreement with Navios Holdings pursuant to which we provide Navios Holdings with certain rights relating to the registration of the common units.

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

(6)	providing ship management services relating to any vessel whatsoever, including to Panamax or Capesize drybulk carriers owned by the controlled affiliates of Navios Holdings; or

(7)	acquiring or owning Panamax or Capesize drybulk carriers under charter for three or more years if we have previously advised Navios Holdings that we consent to such acquisition, operation or charter.

Table of Contents	96

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

Table of Contents	97

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

Table of Contents	98

Amendments

The Omnibus Agreement may not be amended without the prior approval of the Conflicts Committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management Agreements

At the closing of the IPO, we entered into a management agreement, as amended, with the Manager, pursuant to which the Manager has agreed to provide certain commercial and technical management services to us. These services are provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly, but may subcontract for certain of these services with other entities.

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

Furthermore, at any time after the first anniversary of the Management Agreements, the Management Agreements may be terminated prior to the end of its term by us or by the Managers upon 365 days' notice for any reason other than those described above. The Management Agreements provide for payment of a termination fee, equal to the fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Table of Contents	99

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

For additional information on the Management Agreements, please read Note 18 – Transactions with Related Parties and Affiliates to our consolidated financial statements, included elsewhere in this Annual Report.

Table of Contents	100

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

Furthermore, the Administrative Services Agreement may be terminated by us or by the Manager upon 365 days' notice for any reason other than those described above. The agreement provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

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

For additional information on the Administrative Agreement, please read Note 18 – Transactions with Related Parties and Affiliates to our consolidated financial statements, included elsewhere in this Annual Report.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18. Financial Statements.

Legal Proceedings

On August 31, 2016, Hanjin filed for rehabilitation. We had two Capesize vessels chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September 2016, both vessels were redelivered to our commercial management and were rechartered to third parties. We had filed claims to the Seoul Central District Court for the lost revenues in accordance with the rehabilitation process. Rehabilitation proceedings were cancelled on February 2, 2017 and Hanjin entered into liquidation on February 17, 2017. Our claims were registered in the rehabilitation proceedings on October 24, 2016 and would be assessed during the bankruptcy proceedings. We had fully provided for these amounts in our books. (See Note 2(f) — Summary of Significant Accounting Policies to our consolidated financial statements, included elsewhere in this Annual Report).

Table of Contents	101

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

Quarterly Distribution

Please read Note 20 – Cash Distributions and Earnings per Unit to our consolidated financial statements, included elsewhere in this Annual Report for a full description of the authorized cash distributions of the Company.

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common units are traded on the New York Stock Exchange (or “NYSE”) under the symbol “NMM”.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

 Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on November 14, 2007, as such disclosures may be revised pursuant to amendments to our Agreement of Limited Partnership: “The Partnership Agreement,” “Description of the Common Units - The Units”, “Conflicts of Interest and Fiduciary Duties”, “How we make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.”

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item.

Except as otherwise indicated, please read “Item 5. Operating and Financial Review and Prospects - Trends and Factors Affecting Our Future Results of Operations - Liquidity and Capital Resources - Credit Facilities – Financial Liabilities” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

Table of Contents	102

•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 4 to Management Agreement dated August 29, 2014, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 5 to Management Agreement dated February 10, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 6 to Management Agreement dated May 4, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 8, to Management Agreement dated November 14, 2017, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 9 to Management Agreement dated August 28, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 10 to Management Agreement dated December 13, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment No. 4 to Management Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

Table of Contents	103

•	Management Agreement dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment to the Management Agreement dated May 4, 2012, between Navios Acquisition and Navios Tankers Manager Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Amendment to the Management Agreement dated May 14, 2014, between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Seventh Amendment to the Management Agreement, dated as of December 13, 2019, by and between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Eighth Amendment to the Management Agreement, dated as of June 26, 2020, by and between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Continuous Offering Program Sales Agreement, dated November 18, 2016, between Navios Partners and S. Goldman Capital LLC. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.
•	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC.
•	Amendment No. 2 to Continuous Offering Program Sales Agreement, dated August 3, 2020, with S. Goldman Capital LLC.
•	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.
•	Loan Agreement for a $44.0 million term loan, dated July 31, 2018, among Navios Partners and DVB Bank S.E.
•	Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited and Coasters Ventures Ltd., as joint and several borrowers; the Banks and Financial Institutions listed in Schedule 1 therein, as Lenders; NIBC Bank N.V., as Mandated Lead Arranger; and NIBC Bank N.V., as Agent and Security Trustee.
•	Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., and Customized Development S.A., as joint and several Borrowers; guaranteed by Navios Maritime Partners L.P., as Guarantor; arranged by DVB Bank SE, as Arranger; with DVB Bank SE, acting as Facility Agent; DVB Bank SE, acting as Security Agent; and DVB Bank SE, acting as Account Bank.
•	Facility Agreement, dated April 5, 2019, by and among Joy Shipping Corporation, Avery Shipping Corporation, DNB Bank ASA and the Bank and Insitutions listed therein.
•	Deed of Accession, Amendment, Release and Restatement, dated April 9, 2019, relating to the Loan Agreement, dated June 26, 2017, by and among Casual Shipholding Co., Wave Shipping Corp. and Ammos Shipping Corp., Navios Maritime Partners L.P., Navios Maritime Operating L.L.C., Navios ShipManagement Inc., and BNP Paribas and BNP Paribas (Suisse) SA.
•	Facility Agreement, dated July 4, 2019, by and among Chilali Corp., Surf Maritime Co., Pandora Marine Inc., Micaela Shipping Corporation and Credit Agricole Corporate Investment Bank
•	Facility Agreement, dated September 26, 2019, by and among Alegria Shipping Corporation, Andromeda Shiptrade Limited, Aurora Shipping Enterprises Ltd., Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Hyperion Enterprises Inc., Kymata Shipping Co., Orbiter Shipping Corp., Pearl Shipping Corporation, Rubina Shipping Corporation, Seymour Trading Limited, Topaz Shipping Corporation, Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee, and the banks and financial institutions listed therein.

Table of Contents	104

•	Facility Agreement, dated December 12, 2019, by and among Oceanus Shipping Corporation, Cronus Shipping Corporation, Leto Shipping Corporation, Dionysus Shipping Corporation, Prometheus Shipping Corporation, and ABN Amro Bank N.V. as agent and security trustee, and the Banks and Institutions listed therein.
•	Supplemental Agreement, dated July 2, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein.

•	Second Supplemental Agreement, dated September 30, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein.
•	Form of Amended and restated Facility Agreement, dated December 16, 2019, by and among Camelia Shipping Inc., Amaryllis Shipping Inc., Azalea Shipping Inc., Anthos Shipping Inc., and Dory Funding DAC as agent and security agent, and the financial institutions listed therein.
•	Facility Agreement, dated June 25, 2020, by and among Cronus Shipping Corporation, Dionysus Shipping Corporation, Oceanus Shipping Corporation and Prometheus Shipping Corporation, and Hellenic Bank Public Company Limited as lender, arranger, agent, and security trustee.
•	Facility Agreement, dated June 26, 2020, by and among Navios Partners and ABN Amro Bank N.V. as Agent and as Security Trustee and the financial institutions listed therein.
•	Facility Agreement, dated September 28, 2020, by and among Emery Shipping Corporation and Rondine Management Corp., and Crédit Agricole Corporate and Investment Bank as lender, arranger, agent, and security trustee.
•	Facility Agreement, for a term loan facility, dated March 23,2021, by and among Emery Shipping Corporation, Mandora Shipping Ltd., Rondine Management Corp. and Solagne Shipping Ltd. as borrowers and Credit Agricole Corporate and Investment Bank as lender, arranger, agent and account bank trustee.• Facility Agreement, for a term loan facility, dated April 28, 2021, by and among Buff Shipping Corporation, Brandeis Shipping Corporation, Ammos Shipping Corp. and Wave Shipping Corp. as borrowers and BNP Paribas as lender, agent and security trustee.
•	Facility Agreement, dated May 11, 2021, by and among Rubina Shipping Corporation, Topaz Shipping Corporation, Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Kymata Shipping Co., Pearl Shipping Corporation, Andromeda Shiptrade Limited, Alegria Shipping Corporation, Aurora Shipping Enterprises Ltd., Hyperion Enterprises Inc., Orbiter Shipping Corp., Camelia Shipping Inc. and Balder Maritime Ltd. as borrowers and Hamburg Commercial Bank AG as lender, agent, mandated lead arranger and security trustee, and the banks and financial institutions listed therein.
•	Facility Agreement, for a term loan facility, dated June 17, 2021, by and among Anthos Shipping Inc., Azalea Shipping Inc., Fandango Shipping Corporation, Flavescent Shipping Corporation, Sunstone Shipping Corporation and Zaffre Shipping Corporation as borrowers and National Bank of Greece as lender.
•	Facility Agreement, for a term loan facility, dated August 19, 2021, by and among Aramis Navigation Inc. as borrowers and DNB (UK) LIMITED as lender and Mandated Lead Arranger, DNB Bank ASA, London Branch as Facility Agent, Security Agent and Sustainability Agent.
•	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 07, 2021, by and among Navios Maritime Acquisition Corporation as released borrower, Navios Maritime Partners L.P. as new borrower, the banks and financial institutions listed therein as lenders, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee.
•	Facility Agreement, for a term loan facility, dated December 13, 2021, by and among Tinos Shipping Corporation, Psara Shipping Corporation, Oinousses Shipping Corporation, Joy Shipping Corporation and Avery Shipping Company as borrowers and DNB (UK) LIMITED as lender and Mandated Lead Arranger, DNB Bank ASA, London Branch as Facility Agent, Security Agent and Sustainability Agent.
•	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 13, 2021, by and among Zakynthos Shipping Corporation, Delos Shipping Corporation, Kerkyra Shipping Corporation, Alkmene Shipping Corporation, Persephone Shipping Corporation and Chernava Marine Corp., Navios Maritime Acquisition Corporation as released guarantor, Navios Maritime Partners L.P. as new guarantor, the banks and financial institutions listed therein as lenders, and BNP Paribas and Crédit Agricole Corporate and Investment Bank as Lenders and Mandated Lead Arrangers and BNP Paribas as agent and security trustee
•	Facility Agreement dated March 28, 2022, by and among Esmeralda Shipping Corporation, Proteus Shiptrade SA and Triangle Shipping Corporation as borrowers and ABN AMRO Bank N.V. as lender, agent and security trustee

Table of Contents	105

•	Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., as buyers and bareboat owners, and Perigiali Navigation Limited, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Beaufiks.
•	Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A. as buyer and bareboat owner, and Fantastiks Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Fantastiks.
•	Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A. as buyers and bareboat owners, and Casual Shipholding Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sol.
•	Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius.
•	Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc.as buyers and bareboat owners, and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Ace.
•	Bareboat Charters and Memorandum of Agreements, dated June 18, 2021, between Mi-Das Line S.A. as buyer and bareboat owner and Lavender Shipping Corporation and Nostos Shipmanagement Corp. as sellers and bareboat charterers, providing for the sale and leaseback of the Navios Ray and the Navios Bonavis.
•	Bareboat Charter and Memorandum of Agreement, dated August 16, 2021, between Batanagar Shipping Corporation, as buyer and bareboat owner, and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Pollux.
•	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the Navios Amaranth and Navios Amarillo, respectively.
•	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the Navios Delight, Navios Destiny, Navios Devotion, Navios Domino and Navios Verde, respectively.
•	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Matson Oahu (ex-Navios Verano) and Navios Vermillion, respectively.
•	Bareboat Charters and Memoranda of Agreement by and between Xiang L44 Hk International Ship Lease Co., Limited, Xiang L45 Hk International Ship Lease Co., Limited, Xiang L46 Hk International Ship Lease Co., Limited and Xiang L47 Hk International Ship Lease Co., Limited wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Vythos Marine Corp., Nefeli Navigation S.A., Fairy Shipping Corporation and Limestone Shipping Corporation dated March 11, 2020, providing for the sale and leaseback of the Navios Constellation, the Navios Unison, the Navios Utmost and the Navios Unite.
•	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 03, 2018, by and among Navios Maritime Containers LP as released borrower, Navios Maritime Partners L.P. as new borrower, ABN Amro Bank N.V as lenders, agent and security trustee.
•	Loan Agreement, dated June 26, 2019, of up to $54.0 million, among Theros Ventures Limited, Legato Shipholding Inc., Peran Maritime Inc., Zoner Shiptrade S.A., Crayon Shipping Ltd, Inastros Maritime Corp. and Jasmer Shipholding Ltd, as borrowers, BNP Paribas, as lender, as agent and security trustee.
•	Loan Agreement, dated June 25, 2020, of up to $20.8 million, among Aphrodite Shipping Corporation and Dione Shipping Corporation, as borrowers, Eurobank S.A., as agent, arranger, and security agent, and the Banks and Financial Institutions listed therein.
•	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the Nave Atria, Nave Aquila, Nave Bellatrix and Nave Orion respectively.
•	Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively.

Table of Contents	106

•	Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively.
•	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar.
•	Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T103 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T105 HK International Ship Lease Co., Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Skopelos Shipping Corporation, Ios Shipping Corporation, Antikithira Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Ariadne, Nave Cielo, Nave Equator, Bougainville, Nave Pyxis, and Nave Atropos, respectively.
•	Bareboat Charter and Memorandum of Agreement, dated June 12, 2020, for the sale and leaseback transaction among Great Rhodes Limited, Great Skyros Limited, Great Crete Limited and Great Rhea Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Rhodes Shipping Corporation, Skyros Shipping Corporation, Crete Shipping Corporation and Rhea Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Cassiopeia, Nave Sextans, Nave Cetus and Perseus N, respectively
•	Agreement and Plan of Merger, dated December 31, 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.
•	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Partners L.P., Navios Acquisition Merger Sub. Inc. and Navios Maritime Acquisition Corporation. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•

Bareboat Charter and Memorandum of Agreement, dated February 21, 2022, between Kotobuki Kaiun Co., Ltd., Yutoku Kinkai Kisen Co., Ltd. And Kotobuki Shipping Corporation, S.A., as buyers and bareboat owners, and Kleimar NV and White Narcissus Marine S.A., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Asteriks.

•

Facility Agreement dated May 9, 2022, by and among Cronus Shipping Corporation, Bole Shipping Corporation, Skopelos Shipping Corporation, Ios Shipping Corporation and Antipaxos Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee

•

Facility Agreement dated June 29, 2022, by and among Customized Development S.A., Kohylia Shipmanagement S.A., Floral Marine LTD. and Ianthe Maritime S.A. as borrowers, and Skandinaviska Enskilda Banken AB.

•	Bareboat Charter and Memorandum of Agreement, dated July 4, 2022, between Bright Carrier S.A, as buyers and bareboat owners, and Anafi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sky.
•	Amendment No. 11 dated July 25, 2022, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc.
•	Facility Agreement dated September 5, 2022, by and among Navios Maritime Partners L.P. and Hamburg Commercial Bank AG as Agent, Mandated Lead Arranger and Security Trustee.

Table of Contents	107

•

Facility Agreement dated September 30, 2022, by and among Melpomene Shipping Corporation and Urania Shipping Corporation, as borrowers, and KFW IPEX-Bank GMBH, as lender, mandated lead arranger, facility agent and security agent.

•

Form of Bareboat Charter and Memorandum of Agreement, dated October 27, 2022, for the sale and leaseback transaction between Xiang H131 International Ship Lease Co., Limited Xiang H129 International Ship Lease Co., Limited Xiang H130 International Ship Lease Co., Limited, Xiang H104 International Ship Lease Co., Limited, Xiang H119 International Ship Lease Co., Limited, Xiang H132 International Ship Lease Co., Limited, Jiahai International Ship Lease Co., Limited, Jialong International Ship Lease Co., Limited,, Xiang L33 HK International Ship Lease Co., Limited, Xiang T51 HK International Ship Lease Co., Limited, Longshi International Ship Lease Co., Limited, Longli International Ship Lease Co., Limited, being subsidiaries Bank of Communications Financial Leasing Company Limited, and Velour Management Corp., Morven Chartering Inc., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Enplo Shipping Limited, Olympia II Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Evian Shiptrade Ltd, Anthimar Marine Inc. being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Vermilion, Matson Oahu, Navios Indigo, Navios Spring, Navios Summer, Navios Verde, Navios Domino, Navios Delight, Navios Destiny, Navios Devotion, Matson Lanai, Navios Amarillo, respectively.

•

Bareboat Charter and Memorandum of Agreement (form of), dated December 5, 2022, between Wealth Line Inc., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius.

•	Term Loan Facility Agreement dated December 21, 2022, by and among Rhodes Shipping Corporation, Crete Shipping Corporation, Skyros Shipping Corporation, and First-Citizens Bank & Trust Company.

•

Bareboat Charter and Memorandum of Agreement (form of), dated February 14, 2023, between Glory Ocean Shipping S.A. and Temm Maritime Co., Ltd., as buyers and bareboat owners, and Koufonisi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Felix.

•

Loan Agreement, dated December 13, 2021, among Ducale Marine Inc., Kleimar NV, Opal Shipping Corporation, Iris Corporation, Highbird Management Inc. and Corsair Shipping Ltd., and Credit Agricole Corporate and Investment Bank and BNP Paribas.

•	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Shikar Ventures S.A. and Batanagar Shipping Corporation, providing for the sale and leaseback of Navios Stellar.

•	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pueblo Holdings Ltd. and K.T.M. Corporation S.A., providing for the sale and leaseback of Navios Lumen.

•	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pharos Navigation S.A. and ASL Navigation S.A., providing for the sale and leaseback of the Navios Phoenix.

•	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Rumer Holding Ltd. and Juno Maritime Corp., providing for the sale and leaseback of Navios Antares.

•	Bareboat Carter and Memorandum of Agreement, dated November 27, 2019, among Anchor Trans Inc., and Vernazza Shiptrade Inc, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Dream Canary.

•

Bareboat Charter and Memorandum of Agreement, dated February  13, 2020, between Lua Line S.A. and Okino Kaiun Co. and Roselite Shipping Corporation, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Navios Corali.

D.           Exchange controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Marshall Islands, Liberia, Malta, British Virgin Islands, Luxemburg, Hong Kong, Belgium, Cayman Islands, and the countries of incorporation of Navios Partners and its subsidiaries that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this filing and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. For example, the current U.S. Administration has set forth several tax proposals that would, if enacted, make significant changes to U.S. tax laws. Such proposals include, but are not limited to, an increase in the U.S. federal income tax for long-term capital gain for certain taxpayers with income in excess of a threshold amount. The U.S. Congress may consider, and could include, some or all of these proposals in connection with any tax legislation. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

Table of Contents	108

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation that may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States), beneficial owners that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or beneficial owners that are accrual method taxpayers for U.S. federal income tax purposes and are required to accelerate the recognition of any item of gross income with respect to the common units as a result of such income being recognized on an applicable financial statement (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar or (iv) beneficial owners of common units that own 2.0% or more (by vote or value) of our common units (including beneficial owners entitled to a “dividends received deduction” with respect to our common units), all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

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

Table of Contents	109

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder's adjusted tax basis (or fair market value upon the U.S. Holder's election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder's adjusted tax basis (or fair market value) in a common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a non-corporate U.S. Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Table of Contents	110

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

Table of Contents	111

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

Table of Contents	112

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common units;
•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Controlled Foreign Corporation

Although we believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2022, or at any time during 2022, tax rules enacted by the 2017 Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future, together with certain of its non-U.S. subsidiaries that are treated as a corporation for U.S. federal tax purposes (a “CFC Sub”). As of December 31, 2022, Navios Holdings beneficially owned 10.5% of our common units both directly and indirectly through wholly owned subsidiaries. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of these equity interests for purposes of determining whether we (and a CFC Sub) are a CFC. If, in the future, U.S. Holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10% or more of our equity (by vote or value) would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly or constructively, we (and a CFC Sub) would become a CFC.

The U.S. federal income tax consequences of U.S. Holders who at all times own less than 10% of our equity, directly, indirectly, and constructively, should not be affected even if we (and a CFC Sub) become a CFC. However, if we (and a CFC Sub) become a CFC, any U.S. Holder who owns 10% or more of our equity (by vote or value), directly or indirectly, should be subject to U.S. federal income tax on a current basis on its pro rata share of our (and a CFC Sub’s) so-called “subpart F” income, “global intangible low-taxed income” (“GILTI”), and any investment in earnings in U.S. property, in addition to being subject to U.S. federal income tax reporting requirements. Income from our time chartering activities could constitute subpart F income if it were derived from passive rental activities. But, Thompson Hine's opinion that the income we earn from our time chartering activities should not be treated as passive income is based principally on their conclusion that such income should constitute services income, rather than rental income (see U.S. Federal Income Taxation of U.S. Holders - PFIC Status and Significant Tax Consequences). Although we believe that the income we earn from our time chartering activities should not be treated as subpart F income, such U.S. Holder may be subject to U.S. federal income tax on such income under the GILTI rules.

Table of Contents	113

If, contrary, to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption (see Item 4.B. Business Overview - Taxation of the Partnership - The Section 883 Exemption). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax. Any U.S. Holder of Navios Partners that owns 10% or more (by vote or value), directly or indirectly, of the equity of Navios Partners should consult its own tax advisor regarding the U.S. federal tax consequences that may result from Navios Partners (and a CFC Sub) being treated as a CFC.

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

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the legalds of a disposition of common units may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 24%), if the non-corporate U.S. Holder:

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

Table of Contents	114

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable U.S. Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply for any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable U.S. Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

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

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses, thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2022, the value of the U.S. dollar as compared to the Euro increased by approximately 6.2% compared with the respective value as of December 31, 2021.

Table of Contents	115

Interest Rate Risk

Interest rates have increased significantly as central banks in Europe, United States and other developed countries raise interest rates in an effort to reduce the inflation effect. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Bank borrowings under our credit facilities bear interest at a rate based on a premium over U.S. LIBOR/SOFR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2022, 2021 and 2020, we paid interest on our outstanding debt at a weighted average interest rate of 5.3%, 4.1% and 4.5%, respectively. A 1% increase in LIBOR/ SOFR would have increased our interest expense for the years ended December 31, 2022, 2021 and 2020 by $12.6 million, $7.9 million and $4.3 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2022, no customer accounted for 10.0% or more of our total revenues. For the year ended December 31, 2021, Singapore Marine represented approximately 14.5% of our total revenues. For the year ended December 31, 2020, HMM, Singapore Marine and Cargill represented approximately 23.4%, 19.5% and 11.4%, respectively, of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. In April 2021, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of each of December 31, 2022 and 2021, the outstanding claim receivable amounted to $0 million.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2022.

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

Navios Partners' management assessed the effectiveness of Navios Partners' internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2022, Navios Partners' internal control over financial reporting was effective based on those criteria.

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

Item 16A. Audit Committee Financial Expert

Navios Partners' Audit Committee consists of three independent directors, Vasilios Mouyis, Serafeim Kriempardis and Alexander Kalafatides. The Board of Directors has determined that Serafeim Kriempardis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Kriempardis is independent under applicable NYSE and SEC standards.

Table of Contents	116

Item 16B. Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC.

The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners' website at www.navios-mlp.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for each of fiscal years 2022 and 2021 were Ernst & Young Hellas S.A. The audit fees for each of the audit of the years ended December 31, 2022 and 2021 were $0.6 million and $0.5 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2022 and 2021.

Tax Fees

There were no tax fees billed in 2022 and 2021.

Other Fees

There were no other fees billed in 2022 and 2021.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2022.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. As of December 31, 2022, no repurchases of common units has been made. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

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

Table of Contents	117

Item 16H. Mine Safety Disclosures

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of Ernst & Young, Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-73.

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(2)

1.3	Articles of Incorporation of Olympos Maritime Ltd. (46)

1.4	Bylaws of Olympos Maritime Ltd. (46)

2.1	Description of the rights of each class of securities registered under Section 12 of the Exchange Act(45)

Table of Contents	118

4.1	Omnibus Agreement, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P.(1)

4.1.1	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(3)

4.2	Acquisition Omnibus Agreement(4)

4.3	Navios Midstream Omnibus Agreement(5)

4.4	Navios Containers Omnibus Agreement(6)

4.5	Management Agreement with Navios ShipManagement Inc.(1)

4.5.1	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.5.2	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(8)

4.5.3	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(9)

4.5.4	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(10)

4.5.5	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(11)

4.5.6	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(12)

4.5.7	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007(13)

4.5.8	Amendment No. 8, dated November 14, 2017, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(14)

4.5.9	Amendment No. 9 dated August 28, 2019, to the Management Agreement, dated November 16, 2007 between Navios Maritime Partners L.P. and Navios ShipManagement Inc. (15)

4.5.10	Amendment No. 10, dated December 13, 2019, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P and Navios ShipManagement Inc.(16)

4.6	Management Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.1	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.2	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.3	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.4	Amendment No. 4 to Management Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc.(18)

4.7	Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc.(19)

4.7.1	Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc.(20)

Table of Contents	119

4.7.2	Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(21)

4.7.3	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(22)

4.7.4	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(23)

4.7.5	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(24)

4.7.6	Seventh Amendment to the Management Agreement, dated as of December 13, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(25)

4.7.7	Eighth Amendment to the Management Agreement, dated as of June 26, 2020, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(25)

4.8	Administrative Services Agreement with Navios Shipmanagement Inc.(1)

4.8.1	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(8)

4.8.2	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(14)

4.8.3	Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(15)

4.9	Continuous Offering Program Sales Agreement, dated November 18, 2016(26)

4.9.1	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC(27)

4.9.2	Amendment No. 2 to Continuous Offering Program Sales Agreement, dated August 3, 2020, with S. Goldman Capital LLC(28)

4.10	Continuous Offering Program Sales Agreement, dated April 9, 2021, between Navios Maritime Partners L.P. and S. Goldman Capital LLC.(29)

4.11	Continuous Offering Program Sales Agreement, dated May 21, 2021, between Navios Maritime Partners L.P. and S. Goldman Capital LLC.(30)

4.12	Credit Agreement for $405.0 million term loan, dated as of March 14, 2017, among Navios Maritime Partners L.P. and Navios Partners Finance (US) Inc., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, S. Goldman Advisors LLC, DVB Capital Markets LLC, ABN AMRO Capital USA LLC, Credit Agricole Corporate Investment Bank, Clarkson Platou Securities, Inc. and the several Lenders from time to time party thereto(31)

4.13	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.(32)

4.14	Deed of Accession, Amendment, Release and Restatement, dated April 9, 2019, relating to the Loan Agreement, dated June 26, 2017, by and among Casual Shipholding Co., Wave Shipping Corp. and Ammos Shipping Corp., Navios Maritime Partners L.P., Navios Maritime Operating L.L.C., Navios ShipManagement Inc., and BNP Paribas and BNP Paribas (Suisse) SA(33)

4.15	Loan Agreement, dated December 28, 2018, relating to a $28.5 million term loan facility, by and among Velvet Shipping Corporation, Golem Navigation Limited, Coasters Ventures Ltd., the Banks and Financial Institutions listed in Schedule 1 therein, NIBC Bank N.V., and NIBC Bank N.V.(2)

4.16	Facility Agreement, dated February 12, 2019, by and among Kohylia ShipManagement S.A., Floral Marine Ltd., Ianthe Maritime S.A., Customized Development S.A., Navios Maritime Partners L.P., DVB Bank SE.(2)

4.17	Facility Agreement, dated April 5, 2019, by and among Joy Shipping Corporation, Avery Shipping Corporation and DNB Bank ASA(33).

Table of Contents	120

4.18	Facility Agreement, dated July 04, 2019, by and among Chilali Corp., Surf Maritime Co., Pandora Marine Inc., Micaela Shipping Corporation and Credit Agricole Corporate Investment Bank(34)

4.19	Facility Agreement, dated September 26, 2019, by and among Alegria Shipping Corporation, Andromeda Shiptrade Limited, Aurora Shipping Enterprises ltd., Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Hyperion Enterprises Inc., kymata Shipping Co., Orbiter Shipping Corp., Pearl Shipping Corporation, Rubina Shipping Corporation, Seymour Trading Limited, Topaz Shipping Corporation, Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee and the Banks and Institutions listed therein(35)

4.20	Facility Agreement, dated December 12, 2019, by and among Oceanus Shipping Corporation, Cronus Shipping Corporation, Leto Shipping Corporation, Dionysus Shipping Corporation, Prometheus Shipping Corporation, and ABN Amro Bank N.V. as agent and security trustee and the Banks and Institutions listed therein(36).

4.21	Form of Amended and Restated Facility Agreement, dated December 16, 2019, by Camelia Shipping Inc., Amaryllis Shipping Inc., Azalea Shipping Inc., Anthos Shipping Inc., and Dory Funding DAC as agent and security trustee and the Banks and Institutions listed therein(36).

4.22	Facility Agreement, dated June 25, 2020, by and among Cronus Shipping Corporation, Dionysus Shipping Corporation, Oceanus Shipping Corporation, and Prometheus Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee(37)

4.23	Second Supplemental Agreement in relation to a Facility Agreement dated June 25, 2020 (as amended), dated April 23, 2021, by and among, Cronus Shipping Corporation, Dionysus Shipping Corporation, Bole Shipping Corporation and Hellenic Bank Public Company Limited.(38)

4.24	Facility Agreement, dated June 26, 2020, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein(37)

4.25	Facility Agreement, dated September 28, 2020, by and among Emery Shipping Corporation and Rondine Management Corp., as borrowers, and Crédit Agricole Corporate and Investment Bank, as lender, arranger, agent, account bank and security trustee(37)

4.26	Supplemental Agreement, dated July 2, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein(37)

4.27	Second Supplemental Agreement, dated September 30, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein(37)

4.28	Facility Agreement, for a term loan facility, dated March 23, 2021, by and among Emery Shipping Corporation, Mandora Shipping Ltd., Rondine Management Corp. and Solagne Shipping Ltd. as borrowers and Credit Agricole Corporate and Investment Bank as lender, arranger, agent and account bank trustee(39)

4.29	Loan Agreement, dated April 28, 2021, by and among Ammos Shipping Corp., Wave Shipping Corp., Brandeis Shipping Corporation, Buff Shipping Corporation, BNP Paribas and certain banks and financial institutions named therein.(38)

4.30	Loan Agreement, dated May 11, 2021, by and among Alegria Shipping Corporation, Andromeda Shiptrade Limited, Aurora Shipping Enterprises Ltd., Beryl Shipping Corporation, Cheryl Shipping Corporation, Christal Shipping Corporation, Hyperion Enterprises Inc., Kymata Shipping Co., Orbiter Shipping Corp., Pearl Shipping Corporation, Rubina Shipping Corporation, Seymour Trading Limited, Topaz Shipping Corporation, Camelia Shipping Inc., Balder Maritime Ltd, Hamburg Commercial Bank AG and certain banks and financial institutions named therein.(38)

4.31	Facility Agreement, dated June 17, 2021, by and among, Anthos Shipping Inc., Azalea Shipping Inc., Fandango Shipping Corporation, Flavescent Shipping Corporation, Sunstone Shipping Corporation, Zaffre Shipping Corporation and the National Bank of Greece S.A.(38)

4.32	Term Loan Facility Agreement, dated August 19, 2021, by and among Aramis Navigation Inc., Navios Maritime Partners, L.P., DNB Bank ASA, London Branch, DNB (UK) Limited and certain banks and financial institutions named therein.(38)

4.33	Facility Agreement dated December 13, 2021, by and among Tinos Shipping Corporation, Psara Shipping Corporation, Oinousses Shipping Corporation, Joy Shipping Corporation and Avery Shipping Company as borrowers and DNB (UK) LIMITED as lender and Mandated Lead Arranger, DNB Bank ASA, London Branch as as Facility Agent, Security Agent and Sustainability Agent.(46)

Table of Contents	121

4.34	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 07, 2021, by and among Navios Maritime Acquisition Corporation as released borrower, Navios Maritime Partners L.P. as new borrower, the banks and financial institutions listed therein as lenders, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee.(46)

4.35	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 13, 2021, by and among Zakynthos Shipping Corporation, Delos Shipping Corporation, Kerkyra Shipping Corporation, Alkmene Shipping Corporation, Persephone Shipping Corporation and Chernava Marine Corp., Navios Maritime Acquisition Corporation as released guarantor, Navios Maritime Partners L.P. as new guarantor, the banks and financial institutions listed therein as lenders, and BNP Paribas and Crédit Agricole Corporate and Investment Bank as Lenders and Mandated Lead Arrangers and BNP Paribas as agent and security trustee.(46)

4.36	Facility Agreement dated March 28, 2022, by and among Esmeralda Shipping Corporation, Proteus Shiptrade SA and Triangle Shipping Corporation as borrowers and ABN AMRO BANK N.V. as lender, agent and security trustee.(46)

4.37	Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., as buyers and bareboat owners, and Perigiali Navigation Limited, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Beaufiks(40)

4.38	Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A., as buyer and bareboat owner, and Fantastiks Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Fantastiks(40)

4.39	Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A., as buyers and bareboat owners, and Casual Shipholding Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sol(40)

4.40	Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius(40)

4.41	Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc., as buyers and bareboat owners and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Ace(40)

4.42	Bareboat Charter and Memorandum of Agreement (form of), dated June 18, 2021, between Mi-Das Line S.A., being a subsidiary of Itochu Corporation, and Lavender Shipping Corporation, being a subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Ray.(46)

4.43	Bareboat Charter and Memorandum of Agreement (form of), dated June 18, 2021, between Mi-Das Line S.A., being a subsidiary of Itochu Corporation, and Nostos Ship Management Corp., being a subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Bonavis.(46)

4.44	Bareboat Charter and Memorandum of Agreement, dated August 16, 2021, between Batanagar Shipping Corporation and Surf Maritime Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Pollux.(38)

4.45	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively.(17)

4.46	Bareboat Charters and Memoranda of Agreement by and between Ocean Dawn Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Sui An Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Olympia II Navigation Limited and Enplo Shipping Limited, dated May 25, 2018, providing for the sale and leaseback of the MOL Dedication, MOL Delight, MOL Destiny, MOL Devotion, Navios Domino (ex MOL Dominance) and Navios Verde, respectively.(17)

4.47	Bareboat Charters and Memoranda of Agreement by and between Ocean Wood Tang Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Bertyl Ventures Co., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Morven Chartering Inc. and Velour Management Corp., dated May 25, 2018, providing for the sale and leaseback of the Navios Azure, Navios Indigo, Navios Spring, Navios Summer, Navios Verano and Navios Vermillion, respectively.(17)

Table of Contents	122

4.48	Bareboat Charters and Memoranda of Agreement (Form of) by and between Xiang L44 Hk International Ship Lease Co., Limited, Xiang L45 Hk International Ship Lease Co., Limited, Xiang L46 Hk International Ship Lease Co., Limited and Xiang L47 Hk International Ship Lease Co., Limited wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Vythos Marine Corp., Nefeli Navigation S.A., Fairy Shipping Corporation and Limestone Shipping Corporation dated March 11, 2020, providing for the sale and leaseback of the Navios Constellation, the Navios Unison, the Ym Utmost and the Navios Unite.(41)

4.49	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively(42)

4.50	Sample Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively(43)

4.51	Sample Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively(43)

4.52	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar(43)

4.53	Sample Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T105 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Xiang T103 HK International Ship Lease Co., Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Antikithira Shipping Corporation, Ios Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, Skopelos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equator, Nave Cielo, Bougainville, Nave Pyxis, Nave Ariadne, and Nave Atropos, respectively(43)

4.54	Sample Bareboat Charter and Memorandum of Agreement, dated June 12, 2020, for the sale and leaseback transaction among Great Rhodes Limited, Great Skyros Limited, Great Crete Limited and Great Rhea Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Rhodes Shipping Corporation, Skyros Shipping Corporation, Crete Shipping Corporation and Rhea Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Cassiopeia, Nave Sextans, Nave Cetus and Perseus N, respectively(25)

4.55	Loan Agreement, dated June 25, 2020, of up to $20.8 million, among Aphrodite Shipping Corporation and Dione Shipping Corporation, as borrowers, Eurobank S.A., as agent, arranger, and security agent, and the Banks and Financial Institutions listed therein(25)

4.56	Agreement and Plan of Merger, dated December 31, 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC(44)

4.57	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P. and Navios Acquisition Merger Sub, Inc.(38)

4.58	Facility Agreement dated May 9, 2022, by and among Cronus Shipping Corporation, Bole Shipping Corporation, Skopelos Shipping Corporation, Ios Shipping Corporation and Antipaxos Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee (47)

4.59	Facility Agreement dated June 29, 2022, by and among Customized Development S.A., Kohylia Shipmanagement S.A., Floral Marine LTD. and Ianthe Maritime S.A. as borrowers, and Skandinaviska Enskilda Banken AB(48)

4.60	Amendment No. 11 dated July 25, 2022, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc. (48)

4.61	Facility Agreement dated September 5, 2022, by and among Navios Maritime Partners L.P. and Hamburg Commercial Bank AG as Agent, Mandated Lead Arranger and Security Trustee* (48)

4.62	Facility Agreement dated September 30, 2022, by and among Melpomene Shipping Corporation and Urania Shipping Corporation, as borrowers, and KFW IPEX-Bank GMBH, as lender, mandated lead arranger, facility agent and security agent (49)

4.63	Form of Bareboat Charter and Memorandum of Agreement, dated October 27, 2022, for the sale and leaseback transaction between Xiang H131 International Ship Lease Co., Limited Xiang H129 International Ship Lease Co., Limited Xiang H130 International Ship Lease Co., Limited, Xiang H104 International Ship Lease Co., Limited, Xiang H119 International Ship Lease Co., Limited, Xiang H132 International Ship Lease Co., Limited, Jiahai International Ship Lease Co., Limited, Jialong International Ship Lease Co., Limited,, Xiang L33 HK International Ship Lease Co., Limited, Xiang T51 HK International Ship Lease Co., Limited, Longshi International Ship Lease Co., Limited, Longli International Ship Lease Co., Limited, being subsidiaries Bank of Communications Financial Leasing Company Limited, and Velour Management Corp., Morven Chartering Inc., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Enplo Shipping Limited, Olympia II Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Evian Shiptrade Ltd, Anthimar Marine Inc. being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Vermilion, Matson Oahu, Navios Indigo, Navios Spring, Navios Summer, Navios Verde, Navios Domino, Navios Delight, Navios Destiny, Navios Devotion, Matson Lanai, Navios Amarillo, respectively. (49)

4.64	Bareboat Charter and Memorandum of Agreement (form of), dated December 5, 2022, between Wealth Line Inc., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius.*

4.65	Term Loan Facility Agreement dated December 21, 2022, by and among Rhodes Shipping Corporation, Crete Shipping Corporation, Skyros Shipping Corporation, and First-Citizens Bank & Trust Company.*

4.66	Bareboat Charter and Memorandum of Agreement (form of), dated February 14, 2023, between Glory Ocean Shipping S.A. and Temm Maritime Co., Ltd., as buyers and bareboat owners, and Koufonisi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Felix.*

4.67	Loan Agreement, dated December 13, 2021, among Ducale Marine Inc., Kleimar NV, Opal Shipping Corporation, Iris Corporation, Highbird Management Inc. and Corsair Shipping Ltd., and Credit Agricole Corporate and Investment Bank and BNP Paribas.*

4.68	Supplemental Agreement, dated September 6, 2022, to the Loan Agreement dated December 13, 2021, among Ducale Marine Inc., Kleimar NV, Opal Shipping Corporation, Iris Corporation, Highbird Management Inc. and Corsair Shipping Ltd., and Credit Agricole Corporate and Investment Bank and BNP Paribas.*

4.69	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Shikar Ventures S.A. and Batanagar Shipping Corporation, providing for the sale and leaseback of Navios Stellar.*

4.70	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pueblo Holdings Ltd. And K.T.M. Corporation S.A., providing for the sale and leaseback of Navios Lumen.*

4.71	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pharos Navigation S.A. and ASL Navigation S.A., providing for the sale and leaseback of the Navios Phoenix.*

4.72	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Rumer Holding Ltd. and Juno Maritime Corp., providing for the sale and leaseback of Navios Antares.*

4.73	Bareboat Carter and Memorandum of Agreement, dated November 27, 2019, among Anchor Trans Inc., and Vernazza Shiptrade Inc, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Dream Canary.*

4.74	Bareboat Charter and Memorandum of Agreement, dated February 13, 2020, between Lua Line S.A. and Okino Kaiun Co. and Roselite Shipping Corporation, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Navios Corali.*

4.75	Bareboat Charter and Memorandum of Agreement (form of), dated February 21, 2022, between Kotobuki Kaiun Co., Ltd., Yutoku Kinkai Kisen Co., Ltd. And Kotobuki Shipping Corporation, S.A., as buyers and bareboat owners, and Kleinmar NV and White Narcissus Marine S.A., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Asteriks.*

4.76	Bareboat Charter and Memorandum of Agreement, dated July 4, 2022, between Bright Carrier S.A, as buyers and bareboat owners, and Anafi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sky.*

8.1	List of Subsidiaries of Navios Maritime Partners L.P.

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer (furnished herewith)*

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A*

101	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets at December 31, 2022 and 2021; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Changes in Partners' Capital for each of the years ended December 31, 2022, 2021 and 2020; and (v) the Notes to the Consolidated Financial Statements.

104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)

Table of Contents	123

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

(19) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference

(20) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference

(21) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference

(22) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference

(23) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference

(24) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference

Table of Contents	124

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

(46) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2021 filed on April 12, 2022 and hereby incorporated by reference.

(47) Previously filed as an exhibit to a Report on Form 6-K filed on May 23, 2022 and hereby incorporated by reference.

(48) Previously filed as an exhibit to a Report on Form 6-K filed on September 13, 2022 and hereby incorporated by reference.

(49) Previously filed as an exhibit to a Report on Form 6-K filed on December 7, 2022 and hereby incorporated by reference.

* Filed herewith

Table of Contents	125

INDEX

Page
NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - ERNST YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. (PCAOB ID 1457)	F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING-ERNST YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. (PCAOB ID: 1457)	F-4
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – PRICEWATERHOUSECOOPERS S.A. (PCAOB ID 1387)	F-5
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2022 AND 2021	F-6
CONSOLIDATED STATEMENTS OF OPERATIONS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020	F-7
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020	F-8
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL FOR EACH OF THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020	F-10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-11

Table of Contents	F- 1

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Navios Maritime Partners L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios Maritime Partners L.P. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Table of Contents	F- 2

Recoverability assessment of vessels, including right-of-use assets under finance leases
Description of the matter

As of December 31, 2022, the carrying value of the Company’s vessels, including right-of-use assets under finance leases, plus any unamortized portion of deferred drydock and special survey costs, leasehold improvements and intangible assets of favorable lease terms, was $3,956 million. As discussed in Notes 2(k), 2(z) and 7 to the consolidated financial statements, the Company evaluates each vessel and right-of-use asset under finance lease for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel or right-of-use asset under finance lease, including any unamortized portion of deferred drydock and special survey costs, leasehold improvements and intangible assets of favorable lease terms (collectively the “asset group”) may not be fully recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management compares the future undiscounted net operating cash flows of the asset group expected to be generated throughout the remaining useful life of each vessel to the carrying value of the asset group. Where an asset group’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of an asset group’s carrying value over the fair value of the vessel or right-of-use asset.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions in the undiscounted net operating cash flows, specifically the charter rates for non-contracted revenue days. These charter rates are subjective as they involve the development and use of assumptions about the dry-bulk, container and tanker shipping markets through the end of the useful lives of the vessels. These assumptions are forward looking, and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over management’s process to test recoverability of the asset groups, including determination of charter rates for non-contracted revenue days.

We analyzed management’s recoverability assessment by comparing the methodology and model used to evaluate impairment of each asset group against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the asset group’s forecasted charter rates for non-contracted revenue days with (i) the current and past performance of the vessels and (ii) external market and industry data. In addition, we performed sensitivity analyses to assess the impact of changes to charter rates for non-contracted revenue days in the determination of the undiscounted net operating cash flows. We assessed the Company’s disclosures in Notes 2(k), 2(z) and 7.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2021.

Athens, Greece

March 24, 2023

Table of Contents	F- 3

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Navios Maritime Partners L.P.

Opinion on Internal Control over Financial Reporting

We have audited Navios Maritime Partners L.P.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Navios Maritime Partners L.P. (the “Company“) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and our report dated March 24, 2023 expressed an unqualified opinion thereon.

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

March 24, 2023

Table of Contents	F- 4

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors of Navios Maritime Partners L.P.

Opinion on the Financial Statements

We have audited the consolidated statements of operations, changes in partners’ capital and cash flows of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 31, 2021

We served as the Company’s auditor from 2007 to 2020.

Table of Contents	F- 5

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED BALANCE SHEETS (Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	4	$157,814	$159,467
Restricted cash	4	17,284	9,979
Accounts receivable, net	5	75,030	23,774
Prepaid expenses and other current assets	6	60,296	33,120
Total current assets		310,424	226,340
Vessels, net	7	3,777,329	2,852,570
Deposits for vessels acquisitions	16	218,663	46,335
Other long-term assets	11, 16	46,122	48,168
Deferred dry dock and special survey costs, net		99,999	69,882
Amounts due from related parties	18	41,403	35,245
Intangible assets	2, 8	78,716	100,422
Operating lease assets	22	323,048	244,337
Total non-current assets		4,585,280	3,396,959
Total assets		$4,895,704	$3,623,299
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable	9	$27,117	$21,062
Accrued expenses	10	16,049	12,889
Deferred revenue	2	38,875	23,921
Operating lease liabilities, current portion	22	39,853	18,292
Amounts due to related parties	18	104,751	64,204
Current portion of financial liabilities, net	11	216,955	82,291
Current portion of long-term debt, net	11	174,140	172,846
Total current liabilities		617,740	395,505
Operating lease liabilities, net	22	271,262	225,512
Unfavorable lease terms	8	47,906	122,481
Long-term financial liabilities, net	11	864,661	465,633
Long-term debt, net	11	689,691	640,939
Deferred revenue	2	50,138	3,504
Other long-term liabilities		11,343	—
Total non-current liabilities		1,935,001	1,458,069
Total liabilities		$2,552,741	$1,853,574
Commitments and contingencies	16	—	—
Partners' capital:
Common Unitholders (30,184,388 and 30,197,087 units issued and outstanding at December 31, 2022 and December 31, 2021, respectively)	1, 13	2,305,494	1,743,717
General Partner (622,296 and 622,555 units issued and outstanding at December 31, 2022 and December 31, 2021, respectively)	1, 13	37,469	26,008
Total partners' capital		2,342,963	1,769,725
Total liabilities and partners' capital		$4,895,704	$3,623,299

See notes to the consolidated financial statements

Table of Contents	F- 6

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Time charter and voyage revenues	2,14,17,22	$1,210,528	$713,175	$226,771
Time charter and voyage expenses	2,22	(122,630)	(36,142)	(11,028)
Direct vessel expenses	18	(56,754)	(29,259)	(10,337)
Vessel operating expenses (entirely through related parties transactions)	18	(312,022)	(191,449)	(93,732)
General and administrative expenses	10,18	(67,180)	(41,461)	(24,012)
Depreciation and amortization of intangible assets	7,8	(201,820)	(112,817)	(56,050)
Amortization of unfavorable lease terms	8	74,963	108,538	—
Gain on sale of vessels, net	7	149,352	33,625	—
Vessels impairment loss	7	—	—	(71,577)
Interest expense and finance cost, net	11	(83,091)	(42,762)	(24,159)
Interest income	18,19	856	859	639
Impairment of receivable in affiliated company	18	—	—	(6,900)
Other income	18,21	1,065	289	5,055
Other expense	18,21	(14,020)	(9,738)	(4,344)
Equity in net earnings of affiliated companies	3,19	—	80,839	1,133
Transaction costs	3	—	(10,439)	—
Bargain gain	3	—	48,015	—
Net income/ (loss)		$579,247	$511,273	$(68,541)
Net loss attributable to the noncontrolling interest		—	4,913	—
Net income/ (loss) attributable to Navios Partners’ unitholders		$579,247	$516,186	$(68,541)

Net income/ (loss) attributable to Navios Partners’ unitholders		Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Common Unitholders	$567,662	$505,862	$(67,173)
General Partner	11,585	10,324	(1,368)
Net income/(loss) attributable to Navios Partners’ unitholders	$579,247	$516,186	$(68,541)

Earnings/ (losses) attributable to Navios Partners’ unitholders per unit (see Note 20):	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Earnings/ (losses) attributable to Navios Partners’ unitholders per common unit, basic	$18.82	$22.36	$(6.13)
Earnings/ (losses) attributable to Navios Partners’ unitholders per common unit, diluted	$18.82	$22.32	$(6.13)

See notes to the consolidated financial statements

Table of Contents	F- 7

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
OPERATING ACTIVITIES:
Net income/ (loss)		$579,247	$511,273	$(68,541)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortization of intangible assets	7,8	201,820	112,817	56,050
Amortization of unfavorable lease terms	8	(74,963)	(108,538)	—
Vessels impairment loss	7	—	—	71,577
Impairment of receivable in affiliated company	18	—	—	6,900
Non-cash amortization of deferred revenue and straight-line		51,048	460	(1,588)
Allowance for credit losses	5	—	—	1,495
Amortization of operating lease assets/liabilities	22	3,912	(401)	956
Amortization and write-off of deferred finance costs and discount		5,349	3,741	2,141
Amortization of deferred dry dock and special survey costs	2	28,917	16,143	10,337
Gain on sale of vessels, net	7	(149,352)	(33,625)	—
Bargain gain	3	—	(48,015)	—
Equity in net earnings of affiliated companies	3,19	—	(80,839)	(1,133)
Stock-based compensation	13	154	523	946
Changes in operating assets and liabilities:
(Increase)/ decrease in accounts receivable		(46,559)	344	(6,495)
(Increase)/ decrease in prepaid expenses and other current assets	6	(20,952)	9,770	3,722
(Increase)/ decrease in amounts due from related parties	18	(6,158)	(53,420)	20,581
Increase/ (decrease) in accounts payable	9	3,401	1,260	(2,320)
Decrease in accrued expenses	10	(1,719)	(7,736)	(1,668)
(Decrease)/ increase in amounts due to related parties	18	(13,429)	(14,541)	27,505
Increase/ (decrease) in deferred revenue		11,492	17,743	(1,310)
Payments for dry dock and special survey costs		(65,868)	(49,786)	(24,021)
Operating lease liabilities short and long-term	22	—	—	(1,048)
Net cash provided by operating activities		506,340	277,173	94,086
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	2,7	284,476	121,080	8,183
Acquisition of/ additions to vessels	2,7	(433,777)	(217,032)	(72,417)
Deposits for acquisition/ option to acquire vessel	16	(176,802)	(61,848)	(10,685)
Cash acquired from acquisitions	2,3	9,862	42,676	—
Repayments of notes receivable		—	8,872	4,687
Payable to affiliated company	18	—	—	(13,622)
Net cash used in investing activities		(316,241)	(106,252)	(83,854)
FINANCING ACTIVITIES:
Cash distributions paid	20	(6,163)	(4,615)	(7,872)
Net proceeds from issuance of general partnership units	13	—	9,960	47
Net proceeds from issuance of common units	13	—	198,495	2,231
Proceeds from long-term debt and financial liabilities	11	479,735	735,276	79,475
Repayment of long-term debt and financial liabilities	11	(651,875)	(959,154)	(82,672)
Payments of deferred finance costs		(6,144)	(12,165)	(1,115)
Net cash used in financing activities		$(184,447)	$(32,203)	$(9,906)
Increase in cash, cash equivalents and restricted cash		5,652	138,718	326
Cash, cash equivalents and restricted cash, beginning of period		169,446	30,728	30,402
Cash, cash equivalents and restricted cash, end of period		$175,098	$169,446	$30,728

See notes to the consolidated financial statements

Table of Contents	F- 8

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020
Supplemental disclosures of cash flow information
Cash interest paid		$80,626		$50,382		23,717
Non cash financing activities
Stock-based compensation		$154		$523		946
Long-term debt and financial liabilities	11,3	$756,673	$		*	—
Non cash investing activities
Deposits for acquisition/ option to acquire vessel	16	$(6,860)		$—		—
Loans receivable from affiliates		$—		$—		(9,992)
Acquisition of vessels	7,3	$(782,334)		$(5,766)	*	37,999

*For non cash items related to business combinations refer to Note 3 – Acquisition of Navios Containers and Navios Acquisition.

See notes to the consolidated financial statements

Table of Contents	F- 9

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Noncontrolling Interest	Total Partners’ Capital
Balance, December 31, 2019	230,524	$4,299	10,987,679	$723,720	—	$728,019
Cash distribution paid ($0.45 per unit—see Note 20)	—	(161)	—	(7,711)	—	(7,872)
Proceeds from public offering and issuance of units, net of offering costs (see Note 13)	7,298	47	357,508	2,231	—	2,278
Stock-based compensation (see Note 13)	—	—	—	946	—	946
Net loss	—	(1,368)	—	(67,173)	—	(68,541)
Balance, December 31, 2020	237,822	$2,817	11,345,187	$652,013	—	$654,830
Cash distribution paid ($0.20 per unit—see Note 20)	—	(93)	—	(4,522)	—	(4,615)
Proceeds from public offering and issuance of units, net of offering costs (see Note 13)	149,597	4,156	7,330,222	198,495	—	202,651
Units issued for the acquisition of Navios Containers, net of expenses (see Note 3)	165,989	3,911	8,133,452	191,624	—	195,535
Stock-based compensation (see Note 13)	—	—	—	523	—	523
Deemed contribution (see Note 3)	—	3,000	—	147,000	—	150,000
Fair value of noncontrolling interest (see Note 3)	—	—	—	—	57,635	57,635
Net income	—	10,324	—	505,862	(4,913)	511,273
Units issued for the acquisition of Navios Acquisition (see Note 3)	69,147	1,893	3,388,226	52,722	(52,722)	1,893
Balance, December 31, 2021	622,555	$26,008	30,197,087	$1,743,717	—	$1,769,725
Cash distribution paid ($0.20 per unit—see Note 20)	—	(124)	—	(6,039)	—	(6,163)
Units cancelled/ forfeited (see Notes 2, 13)	(259)	—	(12,699)	—	—	—
Stock-based compensation (see Notes 2, 13)	—	—	—	154	—	154
Net income	—	11,585	—	567,662	—	579,247
Balance December 31, 2022	622,296	$37,469	30,184,388	$2,305,494	—	$2,342,963

See notes to the consolidated financial statements

Table of Contents	F- 10

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. The Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) (see Note 18 – Transactions with related parties and affiliates).

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 18 – Transactions with related parties and affiliates).

As of December 31, 2022, there were 30,184,388 outstanding common units and 622,296 general partnership units. As of December 31, 2022, Navios Maritime Holdings Inc. (“Navios Holdings”) owned an approximately 10.3% ownership interest in Navios Partners and the General Partner held an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels (see Note 7 – Vessels, net and Note 23 – Subsequent Events) to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. It should be noted that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims in this regard. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. Interest rates have increased significantly as central banks in Europe, United States and other developed countries raise interest rates in an effort to reduce the inflation effect. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

(b)             Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of the Republic of Marshall Islands, Liberia, Malta, Delaware, Cayman Islands, Hong Kong, British Virgin Islands, Luxemburg and Belgium from their dates of incorporation or from the date of acquiring control, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners' consolidated financial statements.

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

Table of Contents	F- 11

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2022	2021	2020
Libra Shipping Enterprises Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation(35)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.(12)	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited(13)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ammos Shipping Corp.(40)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fairy Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Limestone Shipping Corporation(28)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Dune Shipping Corp.	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Citrine Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

Table of Contents	F- 12

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Cavalli Navigation Inc.	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Seymour Trading Limited (2)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Goldie Services Company (34)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Oceanus Shipping Corporation(19)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Cronus Shipping Corporation	Protostar N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Leto Shipping Corporation(17)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Dionysus Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Prometheus Shipping Corporation(18)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Camelia Shipping Inc.(31)	Navios Camelia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Anthos Shipping Inc.	Navios Anthos	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Azalea Shipping Inc.(1)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Amaryllis Shipping Inc.(38)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Zaffre Shipping Corporation(14) (46)	Serenitas N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	16/29 – 12/31
Wenge Shipping Corporation(14), (20)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/29 – 12/31
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/29 – 12/31
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/29 – 12/31
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/29 – 12/31
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 12/31	1/01 – 12/31	9/30 – 12/31
Rondine Management Corp. (15)	Navios Victory	Marshall Is.	1/01 – 12/31	1/01 – 12/31	—
Prosperity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	—
Aldebaran Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	1/01 – 12/31	3/30 – 12/31	—
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	1/01 – 12/31	3/30 – 12/31	—
Olympia II Navigation Limited (12)	Navios Domino	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Pingel Navigation Limited (12)	Navios Delight	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Ebba Navigation Limited (12)	Navios Destiny	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Clan Navigation Limited (12)	Navios Devotion	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Sui An Navigation Limited (23)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Bertyl Ventures Co.(12)	Navios Azure	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Silvanus Marine Company (12)	Navios Summer	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Anthimar Marine Inc. (12)	Navios Amarillo	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Enplo Shipping Limited (12)	Navios Verde	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Morven Chartering Inc. (12)	Navios Verano (ex. Matson Oahu)	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Rodman Maritime Corp. (12)	Navios Spring	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Isolde Shipping Inc. (12)	Navios Indigo	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Velour Management Corp. (12)	Navios Vermilion	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Evian Shiptrade Ltd. (12)	Matson Lanai	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Thetida Marine Co.	Navios Magnolia	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Peran Maritime Inc.	Zim Baltimore	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Nefeli Navigation S.A. (12)	Navios Unison	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Chernava Marine Corp.	Navios Bahamas (ex. Bahamas)	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Proteus Shiptrade S.A.	Zim Carmel	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Vythos Marine Corp. (12)	Navios Constellation	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—

Table of Contents	F- 13

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Vinetree Marine Company	Operating Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Afros Maritime Inc.	Operating Company	Marshall Is.	1/01 – 12/31	3/31 – 12/31	—
Cavos Navigation Co.	Navios Libra	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Bato Marine Corp.(32)	Navios Armonia	Marshall Is.	1/01 – 12/31	3/05 – 12/31	—
Agron Navigation Company (21)	Navios Azalea	Marshall Is.	1/01 – 12/31	3/05 – 12/31	—
Teuta Maritime S.A.(22)	TBN III	Marshall Is.	1/01 – 12/31	3/05 – 12/31	—
Ambracia Navigation Company(12), (29)	Navios Primavera	Marshall Is.	1/01 – 12/31	3/05 – 12/31	—
Artala Shipping Co.(22)	TBN II	Marshall Is.	1/01 – 12/31	3/05 – 12/31	—
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	3/05 – 12/31	—
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	1/01 – 12/31	4/28 – 12/31	—
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	1/01 – 12/31	5/10 – 12/31	—
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	1/01 – 12/31	5/10 – 12/31	—
Morganite Shipping Corporation(27)	Navios Meridian	Marshall Is.	1/01 – 12/31	6/01 – 12/31	—
Balder Maritime Ltd.(26)	Navios Koyo	Marshall Is.	1/01 – 12/31	6/04 – 12/31	—
Melpomene Shipping Corporation(25)	TBN IV	Marshall Is.	1/01 – 12/31	6/23 – 12/31	—
Urania Shipping Corporation(25)	TBN V	Marshall Is.	1/01 – 12/31	6/23 – 12/31	—
Terpsichore Shipping Corporation(8)	TBN VI	Marshall Is.	1/01 – 12/31	6/23 – 12/31	—
Erato Shipmanagement Corporation(8)	TBN VII	Marshall Is.	1/01 – 12/31	6/23 – 12/31	—
Lavender Shipping Corporation(12), (7)	Navios Ray	Marshall Is.	1/01 – 12/31	6/30 – 12/31	—
Nostos Shipmanagement Corp.(12), (7)	Navios Bonavis	Marshall Is.	1/01 – 12/31	6/30 – 12/31	—
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	1/01 – 12/31	8/25 – 12/31	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	1/01 – 12/31	8/25 – 12/31	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Amorgos Shipping Corporation(44)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Andros Shipping Corporation(43)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Antikithira Shipping Corporation (12)	Nave Equator	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Antiparos Shipping Corporation (12)	Nave Atria	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Antipaxos Shipping Corporation(39)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Antipsara Shipping Corporation (12)	Nave Velocity	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Crete Shipping Corporation (12)	Nave Cetus	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Delos Shipping Corporation(45)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Folegandros Shipping Corporation(12)	Nave Andromeda	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Ikaria Shipping Corporation(12)	Nave Aquila	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Ios Shipping Corporation	Nave Cielo	Cayman Islands	1/01 – 12/31	8/25 – 12/31	—
Iraklia Shipping Corporation(12)	Bougainville	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Kimolos Shipping Corporation	Former Vessel- Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Kithira Shipping Corporation(12)	Nave Orbit	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Kos Shipping Corporation(12)	Nave Bellatrix	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Leros Shipping Corporation	Former Vessel- Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Mytilene Shipping Corporation(12)	Nave Orion	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Rhodes Shipping Corporation(12)	Nave Cassiopeia	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Samos Shipping Corporation	Nave Synergy	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Samothrace Shipping Corporation(12)	Nave Pulsar	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Serifos Shipping Corporation(12)	Nave Estella	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Sifnos Shipping Corporation(12)	Nave Titan	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Skiathos Shipping Corporation(12)	Nave Capella	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	1/01 – 12/31	8/25 – 12/31	—
Skyros Shipping Corporation(12)	Nave Sextans	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Syros Shipping Corporation(12)	Nave Alderamin	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Thera Shipping Corporation(12)	Nave Atropos	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—

Table of Contents	F- 14

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Tinos Shipping Corporation	Nave Rigel	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Cyrus Investments Corp.	Baghdad	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Olivia Enterprises Corp.	Erbil	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Limnos Shipping Corporation(12)	Nave Pyxis	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Thasos Shipping Corporation(12)	Nave Equinox	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Agistri Shipping Limited	Operating Subsidiary	Malta	1/01 – 12/31	8/25 – 12/31	—
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 12/31	8/25 – 12/31	—
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 12/31	8/25 – 12/31	—
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 12/31	8/25 – 12/31	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 12/31	8/25 – 12/31	—
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	1/01 – 12/31	8/25 – 12/31	—
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 12/31	8/25 – 12/31	—
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	1/01 – 12/31	8/25 – 12/31	—
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Doxa International Corp.	Nave Electron	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Alkmene Shipping Corporation(38)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Aphrodite Shipping Corporation(47)	Aurora N	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Dione Shipping Corporation	Lumen N	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Persephone Shipping Corporation	Hector N	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Rhea Shipping Corporation(36)	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Tzia Shipping Corporation (30)	Nave Celeste	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 12/31	8/25 – 12/31	—
Kleio Shipping Corporation (6)	TBN VIII	Marshall Is.	1/01 – 12/31	8/12 – 12/31	—
Polymnia Shipping Corporation (6)	TBN IX	Marshall Is.	1/01 – 12/31	8/12 – 12/31	—
Goddess Shiptrade Inc.(41)	Navios Astra	Marshall Is.	1/01 – 12/31	8/02 – 12/31	—
Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	1/01 – 12/31	7/09 – 12/31	—
Thalia Shipping Corporation (6)	TBN XII	Marshall Is.	1/01 – 12/31	11/17 – 12/31	—
Muses Shipping Corporation(6)	TBN XIII	Marshall Is.	1/01-12/31	11/17 – 12/31	—
Euterpe Shipping Corporation (8)	TBN XI	Marshall Is.	1/01-12/31	11/17 – 12/31	—
Calliope Shipping Corporation (25)	TBN X	Marshall Is.	1/01-12/31	11/17 – 12/31	—

Table of Contents	F- 15

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Karpathos Shipping Corporation (6)	TBN XX	Marshall Is.	6/22–12/31	—	—
Patmos Shipping Corporation (6)	TBN XXI	Marshall Is.	6/22–12/31	—	—
Tarak Shipping Corporation (8)	TBN XV	Marshall Is.	4/26–12/31	—	—
Astrovalos Shipping Corporation (8)	TBN XIV	Marshall Is.	4/26–12/31	—	—
Ithaki Shipping Corporation (6)	TBN XVII	Marshall Is.	4/26–12/31	—	—
Gavdos Shipping Corporation (6)	TBN XVI	Marshall Is.	4/26–12/31	—	—
Galera Management Company(22)	TBN I	Marshall Is.	6/24-12/31	—	—
Vatselo Enterprises Corp. (9), (12)	Navios Alegria	Marshall Is.	6/24-12/31	—	—
Thalassa Marine S.A.	Navios Galaxy II	Marshall Is.	7/29-12/31	—	—
Anafi Shipping Corporation(12)	Navios Sky	Marshall Is.	9/08-12/31	—	—
Asteroid Shipping S.A.	Navios Herakles I	Marshall Is.	7/29-12/31	—	—
Bulkinvest S.A.	Operating Company	Luxembourg	9/08-12/31	—	—
Cloud Atlas Marine S.A.	Navios Uranus	Marshall Is.	7/29-12/31	—	—
Corsair Shipping Ltd. (33)	Former Vessel-Owning Company	Marshall Is.	9/08-12/31	—	—
Ducale Marine Inc.	Navios Etoile	Marshall Is.	9/08-12/31	—	—
Faith Marine Ltd	Navios Altamira	Marshall Is.	9/08-12/31	—	—
Kleimar N.V.(37)	Operating Company/ Vessel Owning Company/Management Company	Belgium	9/08-12/31	—	—
Iris Shipping Corporation	N Amathia	Marshall Is.	9/08-12/31	—	—
Moonstone Shipping Corporation (42)	Former Vessel-Owning Company	Marshall Is.	9/08-12/31	—	—
NAV Holdings Limited	Sub-Holding Company	Malta	9/08-12/31	—	—
Navios International Inc.	Operating Company	Marshall Is.	7/29-12/31	—	—
Veja Navigation Company	Sub-Holding Company	Marshall Is.	9/08-12/31	—	—
Vernazza Shiptrade Inc. (12)	Navios Canary	Marshall Is.	9/08-12/31	—	—
White Narcissus Marine S.A. (12) (37)	Navios Asteriks	Marshall Is.	9/08-12/31	—	—
Talia Shiptrade S.A.	Navios Magellan II	Marshall Is.	7/29-12/31	—	—
Shikhar Ventures S.A. (12)	Navios Stellar	Liberia	9/08-12/31	—	—
Opal Shipping Corporation	Rainbow N	Marshall Is.	9/08-12/31	—	—
Pharos Navigation S.A. (12)	Navios Phoenix	Marshall Is.	9/08-12/31	—	—
Pueblo Holdings Ltd. (12)	Navios Lumen	Marshall Is.	9/08-12/31	—	—
Red Rose Shipping Corp.	Navios Bonheur	Marshall Is.	9/08-12/31	—	—
Rider Shipmanagement Inc.	Navios Felicity I	Marshall Is.	7/29-12/31	—	—
Roselite Shipping Corporation (12)	Navios Corali	Marshall Is.	9/08-12/31	—	—
Rumer Holding Ltd. (12)	Navios Antares	Marshall Is.	9/08-12/31	—	—
Jasmine Shipping Corporation	N Bonanza	Marshall Is.	9/08-12/31	—	—
Highbird Management Inc.	Navios Celestial	Marshall Is.	9/08-12/31	—	—
Kastelorizo Shipping Corporation(49)	TBN XVIII	Marshall Is.	10/19–12/31	—	—
Elafonisos Shipping Corporation(49)	TBN XIX	Marshall Is.	10/19–12/31	—	—
Koufonisi Shipping Corporation (48)	Navios Felix	Marshall Is.	11/11–12/31	—	—

Table of Contents	F- 16

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(1)      The vessel was sold on August 13, 2021 (see Note 7 – Vessels, net).

(2)      The vessel was sold on October 29, 2021 (see Note 7 – Vessels, net).

(3)      The vessel was acquired on July 9, 2021 (see Note 7 – Vessels, net).

(4)      The vessel was sold on August 16, 2021 (see Note 7 – Vessels, net).

(5)      The vessel was sold on September 12, 2022 (see Note 7 – Vessels, net).

(6)      Expected to be delivered by the second half of 2024.

(7)      The vessel was acquired on June 30, 2021 (see Note 7 – Vessels, net).

(8)      Expected to be delivered by the first half of 2024.

(9)      The vessel was acquired on December 14, 2022 (see Note 7 – Vessels, net).

(10)   The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 22 - Leases).

(11)   Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(12)   Vessels under the sale and leaseback transaction (see Note 11 – Borrowings).

(13)   The vessel was sold on December 10, 2020 (see Note 7 – Vessels, net).

(14)   The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 7 – Vessels, net).

(15)   The vessels were acquired on September 30, 2020 (see Note 7 – Vessels, net).

(16)   The vessels were acquired on March 30, 2021 (see Note 7 – Vessels, net).

(17)   The vessel was sold on January 13, 2021 (see Note 7 – Vessels, net).

(18)   The vessel was sold on January 28, 2021 (see Note 7 – Vessels, net).

(19)   The vessel was sold on February 10, 2021 (see Note 7 – Vessels, net).

(20)   The vessel was sold on March 25, 2021 (see Note 7 – Vessels, net).

(21)   The vessel was acquired on November 17, 2022 (see Note 7 – Vessels, net).

(22)   Expected to be delivered in the first half of 2023.

Table of Contents	F- 17

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(23)   The vessel was sold on July 31, 2021 (see Note 7 – Vessels, net).

(24)   The vessels were acquired on May 10, 2021 (see Note 7 – Vessels, net).

(25)   Expected to be delivered by the second half of 2023.

(26)   The vessel was acquired on June 4, 2021 (see Note 7 – Vessels, net).

(27)   The vessel was acquired on February 5, 2023 (see Note 23 – Subsequent Events) .

(28)   The vessel was sold on September 21, 2022 (see Note 7 – Vessels, net).

(29)   The vessel was acquired on July 27, 2022 (see Note 7 – Vessels, net).

(30)   The vessel was delivered on July 5, 2022 (see Note 22 – Leases).

(31)   The vessel was sold on November 17, 2022 (see Note 7 – Vessels, net).

(32)   The vessel was acquired on September 21, 2022 (see Note 7 – Vessels, net).

(33)   The vessel was sold on October 14, 2022 (see Note 2 (i) – Summary of Significant Accounting Policies).

(34)   The vessel was sold on October 25, 2022 (see Note 7 – Vessels, net).

(35)   The vessel was sold on November 14, 2022 (see Note 7 – Vessels, net).

(36)   The vessel was sold on December 23, 2022 (see Note 7 – Vessels, net).

(37)   The vessel is owned 50% by White Narcissus Marine S.A.and 50% by Kleimar N.V.

(38)   The vessel was sold on January 26, 2023 (see Note 7 – Vessels, net).

(39)   The vessel was sold on January 17, 2023 (see Note 7 – Vessels, net).

(40)   The vessel was sold on February 7, 2023 (see Note 7 – Vessels, net).

(41)   The vessel was acquired on September 13, 2022 (see Note 7 – Vessels, net).

(42)   The vessel was sold on February 3, 2023 (see Note 7 – Vessels, net).

(43)   The vessel was sold on January 24, 2023 (see Note 7 – Vessels, net).

(44)   The vessel was sold on January 9, 2023 (see Note 7 – Vessels, net).

(45)   The vessel was sold on March 3, 2023 (see Note 23 – Subsequent Events).

(46)   The vessel was agreed to be sold in February 2023. The sale is expected to be completed in the second quarter of 2023 (see Note 23 – Subsequent Events).

(47)   The vessel was agreed to be sold in January 2023. The sale is expected to be completed in the second quarter of 2023 (see Note 23 – Subsequent Events).

(48)   The vessel was acquired on March 6, 2023 (see Note 23 – Subsequent Events).

(49)     Expected to be delivered by the first half of 2025.

Table of Contents	F- 18

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate. For the year ended December 31, 2020, the amount of $6,900 was recognized as impairment of receivable in affiliated company, related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II (see Note 19 – Investment in affiliates).

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers (as defined herein) and its subsidiaries (with an ownership interest 35.7% as of December 31, 2020). Following the completion of the NMCI Merger (as defined herein), as of March 31, 2021, Navios Containers (as defined herein) was acquired by Navios Partners and ownership was 100%; and (ii) Navios Europe II and its subsidiaries with an ownership interest of 5% through the date of its liquidation on June 29, 2020 (see Note 18 – Transactions with related parties and affiliates, Note 19 – Investment in affiliates and Note 3 – Acquisition of Navios Containers and Navios Acquisition).

(c)             Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, valuation of intangible assets and liabilities acquired in business combinations and/or asset acquisitions, provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)             Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)             Restricted Cash: Restricted cash, at each of December 31, 2022 and December 31, 2021, included $17,284 and $9,979, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners' credit facilities and financial liabilities.

Table of Contents	F- 19

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(f)             Accounts Receivable, Net: Accounts receivable includes receivables from charterers for hire, freight and demurrage billings. On January 1, 2020, the Company adopted Accounting Standards Update 2016-13, “Financial Instruments - Credit Losses” (“ASC 326”). At each balance sheet date, the Company maintains an allowance for credit losses for expected uncollectible accounts receivable ( see Note 5 – Accounts Receivable, net). Navios Partners has filed claims for lost revenues in connection with the 2016 filing by Hanjin Shipping Co. (“Hanjin”) for rehabilitation, which was later followed by entry into liquidation in 2017. The Company had fully provided for these amounts in its books. The allowance for credit losses was $2,990 as of each of December 31, 2022 and 2021.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s drybulk, containerships and tankers based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. The estimated scrap rate used to calculate the vessel’s scrap value is $340 per LWT as of each of December 31, 2022 and 2021.

Management estimates the useful life of the Company’s vessels to be 25 years for drybulk and tanker vessels and 30 years for the containerships, respectively from the original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)              Assets Held for Sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the vessel (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. On October 14, 2022, Navios Partners completed the sale of the Navios Ulysses, a 2007-built Ultra-Handymax vessel of 55,728 dwt, acquired by Navios Holdings (see Note 2(j) – Summary of Significant Accounting Policies), to an unrelated third party, for a net sales price of $13,965. The vessel was classified as held for sale and was presented under the caption “Vessel held for sale” in the condensed Consolidated Balance Sheets as of September 30, 2022, measured at the lowest of carrying value and fair value less costs to sell. No assets were classified as held for sale as of December 31, 2022 and 2021.

(j)             Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Topic 805, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (Step one). If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business (Step two). To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Transaction costs associated with asset acquisitions are capitalized.

On July 26, 2022, the Company entered into a share purchase agreement to acquire a 36-vessel drybulk fleet for a purchase price of $835,000 including the assumption of bank liabilities, bareboat obligations and finance leasing obligations, subject to debt and working capital adjustments, from Navios Holdings. The fleet consisted of: (i) 30 vessels (including eight vessels under sale and leaseback and ten vessels under finance leases), (ii) five operating leases and (iii) one vessel that has been classified as held for sale. On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

The Company performed an assessment, as defined under ASC 805, Business Combinations, and concluded that the acquisition of the 36-vessel drybulk fleet is an asset acquisition. The consideration paid amounted to $370,638 and is presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows including working capital balances of $(37,016) in accordance with the share purchase agreement of which an amount of $9,862 related to cash and cash equivalents and restricted cash and is presented under the caption “Cash acquired from acquisitions” in the Consolidated Statements of Cash Flows. The fair value of net assets acquired compared to the cost of consideration resulted in an excess value of $217,161 that was allocated to qualifying assets on a relative fair value basis. The qualifying assets were the vessels held and used, leases (finance and operating lease assets) and intangible assets.

Table of Contents	F- 20

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Vessels held and used acquired as part of an asset acquisition are recorded at fair value, which is determined based on vessel valuations, obtained from independent third party shipbrokers which are, among other things, based on recent sales and purchase transactions of similar vessels.

When a vessel along with the current charter contract is acquired where the Company acts as a lessor as part of asset acquisition, intangible assets and unfavorable lease terms are recorded at fair value. The fair value of the favorable and unfavorable lease terms (intangible assets and liabilities) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract and (ii) discounted using the Company’s relevant discount factor of 11.32%.

For acquired leases as part of an asset acquisition, where the Company is a lessee, the Company has elected to reassess classification. The Company recognizes the right-of-use assets for operating and finance leases acquired at the same amount as the lease liability, adjusted to reflect favorable and unfavorable terms of the lease when compared with market terms.

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

As of December 31, 2022, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners' long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, an impairment assessment of certain of long-lived assets (step one) was performed.

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

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The Company determined the undiscounted projected net operating cash flows for each vessel and compared it to the vessels' carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners' remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and ten-year average historical one-year time charter rates for the remaining period), over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, vessel operating expenses as determined by the Management Agreements (as defined herein) in effect until December 2024 and thereafter assuming an increase of 3.0% every second year and utilization rate of 99.0% based on the fleet's historical performance.

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

During the year ended December 31, 2022, an impairment loss of $7,913 was recognized in connection with the committed sales of the Nave Cosmos in January 2023, the Nave Polaris in January 2023, the Jupiter N in February 2023 and the Navios Prosperity I in February 2023, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 – Vessels, net).

During the fourth quarter of fiscal year 2020, the Company’s assessment concluded that step two of the impairment analysis was required for certain of its vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $50,991 for four of its vessels, being the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs related to the vessels, presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations (see Note 7 – Vessels, net).

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

During the year ended December 31, 2020, an impairment loss of $13,786 was also recognized in connection with the committed sales of the Navios Soleil in December 2020, the Esperanza N in January 2021 and the Castor N in February 2021, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net).

The total impairment loss recognized amounted to $7,913 and $0 for the years ended December 31, 2022 and 2021, respectively, and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations.

The total impairment loss recognized amounted to $71,577 for the year ended December 31, 2020, and is presented under the caption “Vessels impairment loss” in the Consolidated Statements of Operations.

(l)             Deferred Drydock and Special Survey Costs: Navios Partners' vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months, depending on the vessels' ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2022, 2021 and 2020, the amortization expense was $28,917, $16,143 and $10,337, respectively, and is presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations.

(m)            Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining or modifying credit facilities and financial liabilities. Deferred finance costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related facility using the effective interest rate method, and are presented under the caption “Interest expense and finance cost, net”. Amortization and write-off of deferred finance costs, including amortization of debt discount, for each of the years ended December 31, 2022, 2021 and 2020 were $5,349, $3,741 and $2,141, respectively.

Table of Contents	F- 22

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(n)           Intangible Assets and Unfavorable Lease Terms: Navios Partners' intangible assets and liabilities consist of favorable and unfavorable lease terms. When a vessel along with the current charter contract are acquired as part of a business combination and/or asset acquisition, intangible assets and unfavorable lease terms are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, contracted charter rates, remaining duration of the charter agreements, the level of utilization of its vessels and its relevant discount rate. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners' financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense/ income is included under the captions “Depreciation and amortization of intangible assets” and “Amortization of unfavorable lease terms”, respectively in the Consolidated Statements of Operations.

The amortizable value of favorable leases would be considered impaired if their carrying values could not be recovered from the future undiscounted cash flows associated with the assets. As of December 31, 2022, the management of the Company, after considering various indicators, performed an impairment test which included intangible assets as described in paragraph (k) above. As of December 31, 2021, the management of the Company has considered various indicators and concluded that events and circumstances did not trigger the existence of potential impairment of its intangible assets and that step one of the impairment analysis was not required as described in paragraph (k) above. As of December 31, 2020, the management of the Company, after considering various indicators, performed an impairment test which included intangible assets as described in paragraph (k) above. As of December 31, 2022, 2021 and 2020 there was no impairment of intangible assets.

(o)            Foreign Currency Translation: Navios Partners' functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners' wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statements of Operations. The foreign currency gains/ (losses) recognized in the accompanying Consolidated Statements of Operations under the captions “Other income” or “Other expense”, for each of the years ended December 31, 2022, 2021 and 2020 were not material for any of these periods.

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

(q)           Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or vessel type. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment (see Note 14 – Segment information).

(r)             Revenue and Expense Recognition:

Revenue from time chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $1,064,642, $669,185 and $218,809 for the years ended December 31, 2022, 2021 and 2020, respectively.

Table of Contents	F- 23

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer's cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $69,075, $25,199 and $3,754 for the years ended December 31, 2022, 2021 and 2020, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $74,344, $17,982 and $4,208 for the years ended December 31, 2022, 2021 and 2020, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income (calculated on a quarterly or semi annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit sharing revenue amounted to $2,467, $809 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Deferred Revenue and Cash Received in Advance: Deferred revenue primarily relates to cash received from charterers prior to it being earned and the straight-line amortization of the containerships and tankers charters with de-escalating rates. These amounts are recognized as revenue over the voyage or charter period.

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

Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydocking and special survey costs of certain vessels of Navios Partners' fleet and certain extraordinary fees and costs, pursuant to the terms of the Management Agreements (as defined herein).

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

Vessel operating expenses: Pursuant to the management agreement (the “Management Agreement”), the Manager, provided commercial and technical management services to Navios Partners’ vessels. For a detailed discussion of vessel operating expenses please see Note 18 – Transactions with related parties and affiliates.

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For a detailed discussion of general and administrative expenses please see Note 18 – Transactions with related parties and affiliates.

(s)             Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt, financial liabilities and lease liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

Credit risk: Navios Partners closely monitors its credit exposure to customers and counter-parties for credit risk. Navios Partners has entered into the Management Agreements (as defined herein) with the Managers, pursuant to which the Managers agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners' various vessel employment contracts, the Managers have policies in place to ensure that they trade with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable and cash and cash equivalents. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows. See Note 5 – Accounts receivable, net

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and financial liabilities and the ability to close out market positions. Navios Partners monitors cash balances appropriately to meet working capital needs.

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

Cash distributions are recorded in the Company's financial statements in the period in which they are declared. Navios Partners paid $6,163, $4,615 and $7,872 to its unitholders of common and general partnership units during the years ended December 31, 2022, 2021 and 2020, respectively.

Maintenance and Replacement Capital Expenditures: Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners' capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of the Company’s fleet, those capital expenditures would be classified as expansion capital expenditures. As of December 31, 2022, 2021 and 2020, maintenance and replacement capital expenditures reserve approved by the Board of Directors was $244,589, $83,147 and $36,455, respectively.

Table of Contents	F- 25

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(u)            Stock-based compensation: In February 2019, December 2019, December 2018 and December 2017, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. Following the NNA Merger (as defined herein), Navios Partners assumed the restricted common units granted in December 2018 and December 2017 to directors and officers of Navios Maritime Acquisition Corporation (“Navios Acquisition”), which are based solely on service conditions and vest over four years each, respectively. Upon the NNA Merger (as defined herein), the unvested restricted common units were 11,843 after exchange on a 1 to 0.1275 basis. The fair value of restricted common units is determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger (as defined herein). Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. The effect of compensation expense arising from the restricted common units described above amounted to $154, $523 and $946 for the years ended December 31, 2022, 2021 and 2020, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. During the year ended December 31, 2022, the Company forfeited 12,699 unvested restricted common units and cancelled 259 general partnership units. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2021 and 2020.

As of December 31, 2022, in the aggregate, 376,605 restricted common units were vested. See Note 13 – Repurchases and Issuance of units.

(v)             Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. Under the laws of Marshall Islands, Liberia, Cayman Islands, Hong Kong, British Virgin Islands, Panama and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been presented under the caption “Other expense” in the Consolidated Statements of Operations.

(w)           Earnings/(Losses) Per Unit: Basic earnings/(losses) per unit is computed by dividing net income/(loss) attributable to Navios Partners’ common unitholders by the weighted average number of common units outstanding during the periods presented. Diluted earnings per unit reflect the potential dilution that would occur if securities or other contracts to issue common units were exercised or converted. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units.

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

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. In April 2021, Navios Holdings paid an amount of $5,000 to Navios Partners. As of each of December 31, 2022 and 2021, there were no outstanding claim receivable amount.

(y)             Leases for Lessors: Vessel leases where Navios Partners is regarded as the lessor are classified as either operating leases or sales type/ direct financing leases, based on an assessment of the terms of the lease. All Company’s leases, for which the Company acts as lessor, are classified as operating leases.

For charters classified as operating leases where Navios Partners is regarded as the lessor, (see Note 2(r) – Summary of Significant Accounting Policies).

(z)             Leases for Lessees: Vessel leases, where Navios Partners is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for operating leases at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use asset. In cases of Navios Acquisition’s operating lease agreements at the date of obtaining control, the Company measured the lease liability at the present value of the remaining lease payments as if these lease agreements were a new lease of the Company at the date of obtaining control. In cases of operating lease agreements that meet the definition of ASC 842 for a short-term lease (the lease has a lease term of 12 months or less) and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, the Company can make the short-term lease election at the commencement date. A lessee that makes the short-term lease election does not recognize a lease liability or right-of-use asset on its balance sheet. Instead, the lessee recognizes lease payments on a straight-line basis over the lease term. Following the acquisition of the 36-vessel drybulk fleet from Navios Holdings, Navios Partners upon reassessing the classification of the leases in accordance with the criteria in ASC 842, concluded that for a Capesize vessel, with a remaining lease term of less than one year charter-in agreement, the criteria of the definition of short-term lease were met. Consequently, the Company did not recognize operating lease liability and corresponding right-of-use asset. The lease payments of the vessel are included under the caption “Time charter and voyage expenses” in the Consolidated Statements of Operations (see Note 22 – Leases). For charters classified as operating leases, lease expense is recognized on a straight line basis over the rental periods of such charter agreements and is included under the caption “Time charter and voyage expenses” in the Consolidated Statement of Operations.

Table of Contents	F- 26

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under the caption “Interest expense and finance cost, net” in the Consolidated Statement of Operations, whereas amortization on the right-of-use asset is recognized on a straight line basis over the useful life of such asset and is included under the caption “Depreciation and amortization of intangible assets” in the Consolidated Statement of Operations.

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

Lease assets used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its lease assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of operating and finance lease assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

As of December 31, 2022 and December 31, 2021, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its operating lease assets and that step one of the impairment analysis was not required. As of December 31, 2022, the management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ finance lease assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations As a result, an impairment assessment of finance lease assets (step one) was performed.

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

The Company determined undiscounted projected net operating cash flows for each bareboat/time chartered-in vessel and compared it to lease asset’s carrying value. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on an average historical time charter rates) over the remaining lease term/ economic life of right-of-use assets under operating and finance leases, accordingly, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat/time chartered-in vessels), vessel operating expenses in accordance with the terms of Management Agreements (as defined herein) (assuming an annual increase of 3.0% every second year for the bareboat/time chartered-in vessels). If step two of the impairment analysis is required, the analysis includes the use of the discounted cash flow which comprises various assumptions, including the Company’s weighted average cost-of capital (“WACC”).

As of December 31, 2022, the Company’s impairment assessments indicated that the undiscounted projected net operating cash flows determined for finance lease assets exceeded their carrying value. The impairment assessments performed as of December 31, 2022 did not result in impairment charges.

As of December 31, 2020, the Company’s impairment assessments indicated that the undiscounted projected net operating cash flows determined for operating lease assets exceeded their carrying value. The impairment assessments performed as of December 31, 2020 did not result in impairment charges.

(aa)             Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(bb)             Recent Accounting Pronouncements: In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued Accounting Standard Update (“ASU”) 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 (“ASU”) 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. As of December 31, 2022, the Company has not made any contract modifications to replace the reference rate in any of its agreements and will continue to evaluate the effects of this standard on its consolidated financial position, results of operations, and cash flows.

Table of Contents	F- 27

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 3 – ACQUISITION OF NAVIOS CONTAINERS AND NAVIOS ACQUISITION

ACQUISITION OF NAVIOS CONTAINERS

On March 31, 2021, Navios Partners completed the merger (the “NMCI Merger”) contemplated by the Agreement and Plan of Merger (the “NMCI Merger Agreement”), dated as of December 31, 2020, by and amongst Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“Navios Containers”) and Navios Maritime Containers GP LLC, Navios Containers’ general partner. Pursuant to the NMCI Merger Agreement, Merger Sub merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership. As a result of the NMCI Merger, Navios Containers became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. Following the exercise of the optional second merger, Navios Containers merged with and into Navios Maritime Containers Sub LP, (“Navios Containers” which shall include all its predecessors), with Navios Containers continuing as the surviving partnership, and Migen Shipmanagement Ltd, a wholly owned subsidiary of Navios Partners, became Navios Containers’ general partner.

Navios Partners accounted for the NMCI Merger “as a business combination achieved in stages”, which results in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers was remeasured to its fair value at March 31, 2021, the date the controlling interest was acquired and the resulting gain was recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction was allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the NMCI Merger. The excess of the fair value of the identifiable net assets acquired of $342,674 over the total purchase price consideration of $298,621, resulted in a bargain gain of $44,053. The transaction resulted in a bargain gain as a result of the share price of Navios Containers trading at a discount to their net asset value. The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the unfavorable lease terms (intangible liabilities) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract and (ii) discounted using the Company’s relevant discount factor of 8.89%.

As of March 31, 2021, Navios Partners’ previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $106,997, determined using the closing price per common unit of $9.23 of Navios Containers as of the closing date of the NMCI merger, resulting in revaluation gain of $75,387 which along with the equity gain of $5,452 from the operations of Navios Containers upon the closing date aggregate to a gain on acquisition of control in the amount of $80,839 and is presented in, “Equity in net earnings of affiliated companies”, in the accompanying Consolidated Statement of Operations. The acquisition of the remaining interest of 64.3% through the issuance of newly issued common units in Navios Partners was recorded at a fair value of $191,624 on the basis of 8,133,452 common units issued at a closing price per common unit of $23.56 as of the closing date of the NMCI Merger.

Since the completion of the NMCI Merger on March 31, 2021, beginning from April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ Consolidated Statements of Operations. Total time charter and voyage revenues and net income of Navios Containers for the period from April 1, 2021 to December 31, 2021 included in the Consolidated Statement of Operations amounted to $168,322 and $182,479, respectively.

For the years ended December 31, 2022 and December 31, 2021, transaction costs amounted to $0 and $247, respectively, and have been expensed in the Consolidated Statement of Operations under the caption “Transaction costs” in the accompanying Consolidated Statements of Operations.

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

The fair value of the consideration of $150,000 has been treated as deemed contribution with an equal increase in total partner’s capital. The fair value of the noncontrolling interest was determined by using Navios Acquisition’s closing price of $2.17 as of August 25, 2021 (date of obtaining control). The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable and unfavorable lease terms (intangible assets and liabilities) were determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract; and (ii) discounted using the Company’s relevant discount factor of 10.43%.

Total time charter and voyage revenues and net loss of Navios Acquisition for the period from August 26, 2021 to December 31, 2021 included in the Consolidated Statements of Operations amounted to $82,477 and $17,946, respectively.

For the years ended December 31, 2022 and December 31, 2021, transaction costs amounted to $0 and $10,192 presented under the caption “Transaction costs” in the accompanying Consolidated Statements of Operations.

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

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$157,814	$159,467
Restricted cash	17,284	9,979
Total cash and cash equivalents and restricted cash	$175,098	$169,446

Table of Contents	F- 31

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2022 and December 31, 2021, restricted cash amounted to $17,284 and $9,979, respectively, and relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

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

NOTE 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2022	December 31, 2021
Accounts receivable	$78,020	$26,764
Less: Provision for credit losses	(2,990)	(2,990)
Accounts receivable, net	$75,030	$23,774

Table of Contents	F- 32

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Charges to provisions for credit losses are summarized as follows:

Allowance for credit losses	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2022	$(2,990)	$—	$—	$(2,990)
Year ended December 31, 2021	$(2,990)	$—	$—	$(2,990)
Year ended December 31, 2020	$(1,495)	$(1,495)	$—	$(2,990)

Concentration of credit risk with respect to accounts receivable is limited due to the Company's large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade receivables. For the year ended December 31, 2022, no customer accounted for 10.0% or more of the Company’s total revenues. For the year ended December 31, 2021, Singapore Marine Pte. Ltd (“Singapore Marine”) represented approximately 14.5% of the Company’s total revenues. For the year ended December 31, 2020, Hyundai Merchant Marine Co. (“HMM”), Singapore Marine and Cargill International S.A. (“Cargill”) represented approximately 23.4%, 19.5% and 11.4%, respectively, of the Company’s total revenues. No other customers accounted for 10.0% or more of the Company’s total revenues for any of the years presented.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2022	December 31, 2021
Prepaid voyage costs	$8,825	$2,829
Inventories	32,667	21,072
Claims receivable	12,694	5,568
Other	6,110	3,651
Total prepaid expenses and other current assets	$60,296	$33,120

Table of Contents	F- 33

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Inventories are comprised of bunkers, lubricants and stores remaining on board as of December 31, 2022 and 2021.

Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 7 – VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$1,370,756	$(308,498)	$1,062,258
Additions/ (Depreciation)	110,416	(54,884)	55,532
Disposals	(5,233)	158	(5,075)
Vessels impairment loss	(161,199)	89,622	(71,577)
Balance December 31, 2020	$1,314,740	$(273,602)	$1,041,138
Additions/ (Depreciation)	1,996,820	(98,739)	1,898,081
Disposals	(90,933)	4,284	(86,649)
Balance December 31, 2021	$3,220,627	$(368,057)	$2,852,570
Additions/ (Depreciation)	1,202,206	(163,941)	1,038,265
Disposals/ Impairment	(130,683)	17,177	(113,506)
Balance December 31, 2022	$4,292,150	$(514,821)	$3,777,329

Table of Contents	F- 34

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The above balances as of December 31, 2022 are analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$3,220,627	$(368,057)	$2,852,570
Additions/ (Depreciation)	667,959	(155,063)	512,896
Disposals/ Impairment	(130,683)	17,177	(113,506)
Balance December 31, 2022	$3,757,903	$(505,943)	$3,251,960

Right-of-use assets under finance Lease	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$—	$—	$—
Additions/ (Depreciation)	534,247	(8,878)	525,369
Disposals	—	—	—
Balance December 31, 2022	$534,247	$(8,878)	$525,369

Right-of-use asset under finance leases are calculated at an amount equal to the finance liability, increased with the allocated excess value, the initial direct costs and adjusted for the carrying amount of the straight-line effect of liability as well as the favorable and unfavorable lease terms derived from charter-in agreements.

During the years ended December 31, 2022 and 2021, the Company capitalized certain extraordinary fees and costs related to vessels' regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and scrubber system installation, that amounted to $18,901 and $11,408, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows (see Note 18 – Transactions with related parties and affiliates).

As of December 31, 2022, the Company’s capitalized expenses and deposits for the option to acquire vessels amounted to $16,745 that related to the acquisition of the Navios Armonia, the Navios Astra, the Navios Primavera and the Navios Azalea.

Acquisition of Vessels

2022

On December 14, 2022, Navios Partners took delivery of the Navios Alegria, a 2016-built Panamax vessel of 84,852 dwt, from an unrelated third party, for an acquisition cost of $27,493 (including $243 capitalized expenses).

On November 17, 2022, Navios Partners took delivery of the Navios Azalea, a 2022-built Capesize vessel of 182,064 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $44,753, including capitalized expenses, and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 11 – Borrowings), increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On September 21, 2022, Navios Partners took delivery of the Navios Armonia, a 2022-built Capesize vessel of 182,079 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $44,254, including capitalized expenses, and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 11 – Borrowings), increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On September 13, 2022, Navios Partners took delivery of the Navios Astra, a 2022-built Capesize vessel of 182,393 dwt, from an unrelated third party, by entering into a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $55,804, including capitalized expenses, and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 11 – Borrowings), increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On July 27, 2022, Navios Partners took delivery of the Navios Primavera, a 2022-built Panamax vessel of 82,003 dwt, from an unrelated third party, for an acquisition cost of $32,566 (including $986 capitalized expenses).

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, on July 29, 2022, the Company took delivery of ten vessels accounted for as finance leases for an acquisition cost of $389,436 and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 11 – Borrowings), increased with the allocated excess value and adjusted for the carrying amount of the straight-line effect of the liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. On September 8, 2022, the Company took delivery of 20 vessels held and used, accounted for as owned, for an acquisition cost of $588,939 (see Note 2(j) – Summary of Significant Accounting Policies).

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

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000 (see Note 18 – Transactions with related parties and affiliates).

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28,567 (including $67 capitalized expenses) (see Note 18 – Transactions with related parties and affiliates).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500 (see Note 18 – Transactions with related parties and affiliates).

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766) (see Note 18 – Transactions with related parties and affiliates).

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

2020

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000 (see Note 18 – Transactions with related parties and affiliates).

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56,050 in total, following the liquidation of Navios Europe II (see Note 18 – Transactions with related parties and affiliates).

Sale of Vessels

2022

On December 23, 2022, Navios Partners sold the Perseus N, a 2009-built MR1 Product Tanker vessel of 36,264 dwt, to an unrelated third party, for a net sales price of $18,315. The aggregate net carrying amount of the vessel amounted to $12,607 as of the date of the sale.

On November 17, 2022, Navios Partners sold the Navios Camelia, a 2009-built Panamax vessel of 75,162 dwt, to an unrelated third party, for a net sales price of $14,700. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $204, amounted to $10,142 as of the date of the sale.

On November 14, 2022, Navios Partners sold the Navios Alegria, a 2004-built Panamax vessel of 76,466 dwt, to an unrelated third party, for a net sales price of $10,780. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $735, amounted to $7,338 as of the date of the sale.

Table of Contents	F- 36

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On October 25, 2022, Navios Partners sold the Navios Symmetry, a 2006-built Panamax vessel of 74,381 dwt, to an unrelated third party, for a net sales price of $11,466. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $1,683, amounted to $11,673 as of the date of the sale.

On September 21, 2022, Navios Partners sold the Navios Unite, a 2006-built Containership of 8,204 TEU, to an unrelated third party, for a net sales price of $83,125. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $2,619, amounted to $35,835 as of the date of the sale.

On September 12, 2022, Navios Partners sold the Navios Utmost, a 2006-built Containership of 8,204 TEU, to an unrelated third party, for a net sales price of $132,125. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $2,412, amounted to $35,651 as of the date of the sale.

Vessels agreed to be sold

On January 5, 2023, Navios Partners agreed to sell the Navios Prosperity I, a 2007-built Panamax vessel of 75,527 dwt, to an unrelated third party, for a sales price of $13,750. The sale was completed on February 7, 2023.

On December 30, 2022, Navios Partners agreed to sell the Navios Amaryllis, a 2008-built Ultra-Handymax vessel of 58,735 dwt, to an unrelated third party, for a sales price of $15,100. The sale was completed on January 26, 2023. (See Note 23 – Subsequent Events)

On December 19, 2022, Navios Partners agreed to sell the Jupiter N, a 2011-built Post-Panamax vessel of 93,062 dwt, to an unrelated third party, for a sales price of $16,425. The sale was completed on February 3, 2023.

On December 5, 2022, Navios Partners agreed to sell the Nave Polaris, a 2011-built Chemical Tanker vessel of 25,145 dwt, to an unrelated third party, for a sales price of $14,650. The sale was completed on January 24, 2023.

On December 5, 2022, Navios Partners agreed to sell the Nave Cosmos, a 2010-built Chemical Tanker vessel of 25,130 dwt, to an unrelated third party, for a sales price of $13,600. The sale was completed on January 9, 2023.

On December 1, 2022, Navios Partners agreed to sell the Star N, a 2009-built MR1 Product Tanker vessel of 37,836 dwt, to an unrelated third party, for a sales price of $18,100. The sale was completed on January 26, 2023. (See Note 23 – Subsequent Events)

On November 30, 2022, Navios Partners agreed to sell the Nave Dorado, a 2005-built MR2 Product Tanker vessel of 47,999 dwt, to an unrelated third party, for a sales price of $15,625. The sale was completed on January 17, 2023. (See Note 23 – Subsequent Events)

Following the sale of the vessels and the sales agreed to during the year ended December 31, 2022 analyzed above, the aggregate amount of $149,352, including an impairment loss of $7,913 in connection with the committed sales of the Nave Cosmos, the Nave Polaris, the Jupiter N and the Navios Prosperity I, was presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows.

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

Vessels impairment loss

2022

During the year ended December 31, 2022, an impairment loss of $7,913 was recognized in connection with the committed sales of the Nave Cosmos in January 2023, the Nave Polaris in January 2023, the Jupiter N in February 2023 and the Navios Prosperity I in February 2023, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell, as described above. Each vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of December 31, 2022.

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

Table of Contents	F- 38

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 8 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of December 31, 2022 and December 31, 2021 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2019	$83,716	$(80,550)	$3,166
Additions/ (Amortization)	—	(1,166)	(1,166)
Favorable lease terms December 31, 2020	$83,716	$(81,716)	$2,000
Additions/ (Amortization)	112,138	(13,716)	98,422
Favorable lease terms December 31, 2021	$195,854	$(95,432)	$100,422
Additions/ (Amortization)	15,790	(37,496)	(21,706)
Favorable lease terms December 31, 2022	$211,644	$(132,928)	$78,716

The aggregate amortization of the intangibles for the years ending December 31 is estimated to be as follows:

Year	Amount
2023	$18,286
2024	18,120
2025	14,251
2026	8,215
2027	4,982
2028 and thereafter	14,862
Total	$78,716

Table of Contents	F- 39

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. As of December 31, 2022, the weighted average useful life of the remaining favorable lease terms was 5.5 years.

Intangible liabilities as of December 31, 2022 and December 31, 2021 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2021	$231,019	$(108,538)	$122,481
Additions/ (Amortization)	388	(74,963)	(74,575)
Unfavorable lease terms December 31, 2022	$231,407	$(183,501)	$47,906

Amortization income of unfavorable lease terms for each of the years ended December 31, 2022, 2021 and 2020 is presented in the following table:

	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
Unfavorable lease terms	$74,963	$108,538	$—
Total	$74,963	$108,538	$—

The aggregate amortization of the intangible liabilities for the years ending December 31 is estimated to be as follows:

Year	Amount
2023	$19,922
2024	12,718
2025	11,680
2026	3,586
2027 and thereafter	—
Total	$47,906

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. As of December 31, 2022, the weighted average useful life of the remaining unfavorable lease terms was 3.0 years.

Table of Contents	F- 40

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 9 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Creditors	$16,758	$10,614
Brokers	8,598	6,828
Professional and legal fees	1,761	3,620
Total accounts payable	$27,117	$21,062

NOTE 10 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Accrued voyage expenses	$5,742	$5,666
Accrued loan interest	8,297	3,329
Accrued legal and professional fees	2,010	3,894
Total accrued expenses	$16,049	$12,889

Table of Contents	F- 41

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2022 and December 31, 2021, the amount of $675 and $320, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Partners in December 2022 and 2021 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2022, and as of December 31, 2021, respectively. The total amount of $7,605, $5,738 and $4,970 was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, respectively, and comprised of compensation authorized to the directors and officers of the Company.

NOTE 11 – BORROWINGS

Borrowings as of December 31, 2022 and December 31, 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Credit facilities	$874,038	$825,267
Financial liabilities	695,934	549,178
Financial lease liabilities	389,007	—
Total borrowings	$1,958,979	$1,374,445
Less: Current portion of long-term borrowings, net	(391,095)	(255,137)
Less: Deferred finance costs, net	(13,532)	(12,736)
Long-term borrowings, net	$1,554,352	$1,106,572

As of December 31, 2022, the total borrowings, net of deferred finance costs were $1,945,447.

BNP PARIBAS Credit Facilities: On June 26, 2017, Navios Partners entered into a credit facility with BNP PARIBAS of up to $32,000 (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of credit facility of $17,000 was drawn. On July 18, 2017, the second tranche of credit facility of $15,000 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15,070. Following this repayment, an amount of $117 was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing credit facility, in order to refinance two vessels and replace the existing collateral under the credit facility. The facility matured in the third quarter of 2021 and bore interest at LIBOR plus 300 bps per annum. In May 2021, the outstanding balance of the loan amounting to $7,377 was prepaid.

Table of Contents	F- 42

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On April 28, 2021, Navios Partners entered into credit facility with BNP PARIBAS for a total amount of $40,000 to refinance the existing credit facility dated June 26, 2017, as amended on April 9, 2019 and to finance the acquisition of two 2012 built 2,782 TEU containerships. On May 10, 2021, the full amount of the credit facility was drawn. As of December 31, 2022, the remaining outstanding balance was $31,428 and is repayable in 10 equal consecutive quarterly installments of $1,429 each, with a final balloon payment of $17,140 to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 285 bps per annum.

DVB Bank S.E. Credit Facilities: On July 31, 2018, Navios Partners entered into a credit facility with DVB Bank S.E. (“DVB”) of up to $44,000 (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17,500 and $26,500 were drawn on August 30, 2018. Pursuant to the supplemental letter dated March 30, 2021, the repayment was amended. The facility bore interest at LIBOR plus 290 bps per annum. In March 2022, the outstanding balance of the loan amounting to $32,835 was prepaid.

On February 12, 2019, Navios Partners entered into a credit facility with DVB of up to $66,000 (divided into four tranches) in order to refinance the DVB credit facility dated June 28, 2017 and three capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15,675 each. On October 10, 2019, Navios Partners drew the two additional tranches of $14,820 each. Pursuant to the supplemental letter dated March 30, 2021, the repayment was amended. The facility bore interest at LIBOR plus 260 bps per annum. In June 2022, the outstanding balance of the loan amounting to $37,875 was prepaid.

Hamburg Commercial Bank AG Credit Facilities: On September 26, 2019, Navios Partners entered into a credit facility with Hamburg Commercial Bank AG (“HCOB”) of up to $140,000 in order to refinance eight drybulk vessels and five Containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140,000 of credit facility was drawn. The facility matured in the third quarter of 2021 and bore interest at LIBOR plus 320 bps per annum. In June 2021, the outstanding balance of the loan amounting to $107,750 was prepaid and refinanced.

On May 11, 2021, Navios Partners entered into a credit facility with HCOB for a total amount of up to $160,000, in order to: (i) refinance its existing HCOB credit facility dated September 26, 2019; (ii) refinance the existing facility of one dry bulk vessel; and (iii) to partially finance the acquisition of one dry bulk vessel. On June 8, 2021, the full amount of the credit facility was drawn. In October 2021, following the sale of one 2006-built panamax vessel, the amount of $3,836 was prepaid. The facility matured in the second quarter of 2025 and bore interest at LIBOR plus 310 bps per annum. In September 2022, the outstanding balance of the loan amounting to $125,538 was prepaid and refinanced.

On September 5, 2022, Navios Partners entered into a credit facility with HCOB for a total amount up to $210,000 in order to refinance the existing indebtness of 20 of its vessels and for working capital purposes. On September 9, 2022, the full amount was drawn. In November 2022, following the sale of one 2004-built Panamax vessel of 76,466 DWT and one of 2009-built Panamax vessel of 75,162 DWT, the amount of $10,239 was prepaid. As of December 31, 2022, the total outstanding balance was $190,248 and is repayable in two quarterly instalments of $9,512 each and eight quarterly instalments of $7,201 with a final balloon payment of $113,616 to be paid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at Secured Overnight Financing Rate (“ SOFR”) plus 250 bps per annum.

Hellenic Bank Public Company Limited Credit Facility: On June 25, 2020, the Company entered into a credit facility with Hellenic Bank Public Company Limited (“Hellenic Bank”) in order to partially refinance the ABN credit facility dated December 12, 2019, relating to four of the containerships acquired from Navios Europe I, of up to $17,000. In the first quarter of 2021, following the sale of a 2006-built Containership of 3,398 TEU and a 2007-built Containership of 3,091 TEU, an aggregate amount of $7,893 was prepaid. On April 23, 2021, Navios Partners extended the credit facility with Hellenic Bank dated June 25, 2020 for an amount of $8,850 in order to partially finance the acquisition of one containership from Navios Acquisition. On April 28, 2021, the amount of $8,850 was drawn. In August 2021, following the sale of one 2006-built containership of 2,824 TEU, the amount of $3,998 was prepaid. In October 2021, an additional amount of $468 was prepaid. The credit facility matured in the fourth quarter of 2024 and bore interest at LIBOR plus a margin ranging from 300 bps to 350 bps per annum. In May 2022, the outstanding balance of the loan amounting to $8,534 was prepaid and refinanced.

Table of Contents	F- 43

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On May 9, 2022, Navios Partners entered into a new credit facility with Hellenic Bank of up to $25,235 in order to refinance the existing indebtedness of five of its vessels and for working capital purposes. On May 11, 2022, the full amount was drawn. As of December 31, 2022, the total outstanding balance was $22,745 and is repayable in 12 quarterly installments of $1,035 each, five quarterly installments of $895 each and one installment of $850 together with a final balloon payment of $5,000 to be paid on the last repayment date. The facility matures in the second quarter of 2027 and bears interest at SOFR plus credit adjustment spread plus 250 bps per annum.

Nordea Bank AB/Skandinaviska Enskilda BanKen AB/NIBC Bank N.V. Credit Facilities: On March 26, 2018, Navios Partners entered into a credit facility with Nordea Bank AB (“Nordea”), Skandinaviska Enskilda BanKen AB (“Skandinaviska Enskilda”) and NIBC Bank N.V. (“NIBC”) of up to $14,300 (divided into two tranches) in order to partially finance the acquisition of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the credit facility of $7,150 was drawn. On June 1, 2018 the second tranche of the March 2018 credit facility of $7,150 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6,554. Following this repayment, an amount of $95 was written-off from the deferred finance fees. The facility was scheduled to mature in the second quarter of 2023 and bore interest at LIBOR plus 300 bps per annum. In October 2022, following the sale of one 2006-built panamax vessel of 74,381 DWT the outstanding amount of $2,084 was prepaid.

On December 28, 2018, Navios Partners entered into a credit facility with NIBC of up to $28,500 (divided into three tranches) in order to refinance three Ultra-Handymax vessels, previously included in the Term Loan B collateral package. On May 8, 2019, the first tranche of the credit facility of $11,915 was drawn. On October 10, 2019, the two remaining tranches of the credit facility of $13,475 in total were drawn. Following an amendment in December 2020, one Ultra-Handymax vessel was released from security of the credit facility and one other Handymax vessel was collateralized. As of December 31, 2022, the outstanding balance of the credit facility was $15,867 and is repayable in four consecutive quarterly installments of $751 each, with a final balloon payment of $12,862 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 275 bps per annum.

On June 29, 2022, Navios Partners entered into a credit facility with Skandinaviska Enskilda of up to $55,000 in order to refinance the existing indebtedness of four of its vessels and for general corporate purposes. On June 30, 2022, the full amount was drawn. As of December 31, 2022, the total outstanding balance was $51,080 and is repayable in 17 consecutive quarterly installments of $1,960 each and a final balloon payment of $17,760 to be paid on the last repayment date. The facility matures in the second quarter of 2027 and bears interest at SOFR plus 225 bps per annum.

ABN Amro Bank N.V Credit Facilities: On December 12, 2019, the Company entered into a credit facility with ABN Amro Bank N.V. (“ABN”) of up to $23,500 in order to finance the acquisition of the five container vessels from Navios Europe I which had subsequently been refinanced from Hellenic Bank Public Company Limited in June 2020. On September 30, 2020, the Company entered into a second supplemental agreement with ABN, to extend the terms of the then outstanding balance. The credit facility matured in the second quarter of 2021 and bore interest at LIBOR plus 400 bps per annum up to February 28, 2021 and 600 bps per annum up to maturity date. In January 13, 2021, the outstanding balance of the loan amounting to $3,369 was fully repaid.

On June 26, 2020, the Company entered into a credit facility with ABN of up to $32,200 in order to finance the acquisition of the five drybulk vessels acquired from Navios Europe II. In March 2021, following the sale of one 2011-built Ultra-Handymax vessel of 56,557 dwt, the amount of $4,581 was prepaid. The facility matured in the second quarter of 2021 and bore interest at LIBOR plus 400 bps per annum up to December 31, 2020 and 425 bps per annum up to maturity date. In June 2021, the outstanding balance of the loan amounting to $21,525 was prepaid.

On March 28, 2022, Navios Partners entered into a credit facility with ABN of up to $55,000 in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. On March 31, 2022, the full amount was drawn. As of December 31, 2022, the total outstanding balance was $49,900 and is repayable in 17 consecutive quarterly installments of $1,700 each together with a final balloon payment of $21,000 to be paid on the last repayment date. The facility matures in the first quarter of 2027 and bears interest at SOFR plus 225 bps per annum.

DORY Funding DAC Credit Facility: On December 16, 2019, the Company entered into a credit facility with Dory Funding DAC of up to $37,000 in order to finance the acquisition of four drybulk vessels. The facility was scheduled to mature in the third quarter of 2022 and bore interest at LIBOR plus 475 bps per annum for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date. On January 25, 2021, an amount of $9,500 was repaid under the facility for the release of one handymax vessel. In June 2021, the outstanding balance of the loan amounting to $24,975 was prepaid and refinanced.

National Bank of Greece Credit Facility: On June 17, 2021, Navios Partners entered into a credit facility with National Bank of Greece for a total amount of up to $43,000, in order to refinance the existing credit facilities of six dry bulk vessels. On June 18, 2021, the full amount was drawn. In August 2021, following the sale of one 2005-built Panamax vessel of 74,759 dwt, the amount of $6,019 was prepaid. As of December 31, 2022, the remaining outstanding balance was $29,671 and is repayable in 14 consecutive quarterly installments of $ $1,075 each,together with a final balloon payment of $14,620 to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at LIBOR plus 300 bps per annum.

Table of Contents	F- 44

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

DNB BANK ASA Credit Facilities: On April 5, 2019, Navios Partners entered into a credit facility with DNB Bank ASA of up to $40,000 (divided into two tranches) in order to refinance two Capesize vessels, previously included in the Term Loan B collateral package. On October 10, 2019, the two tranches of the credit facility of $34,350 were drawn. The facility was scheduled to mature in the second quarter of 2024 and bore interest at LIBOR plus 275 bps per annum. In December 2021, the outstanding balance of the loan amounting to $26,710 was prepaid and refinanced.

On December 13, 2021, Navios Partners entered into a sustainability linked credit facility with DNB Bank ASA of up to $72,710 for the refinancing of the existing credit facilities of three tanker vessels and two dry bulk vessels. On December 15, 2021, the full amount was drawn. As of December 31, 2022, the total outstanding balance was $63,790 and is repayable in 15 consecutive quarterly installments of $2,230 each following a final balloon payment of $30,340 to be paid on the last repayment date. The facility matures in the fourth quarter of 2026 and bears interest at LIBOR plus a margin (ranging from 270 bps to 280 bps per annum depending on the emission efficiency ratio of the vessels as defined in the loan agreement).

On August 19, 2021, Navios Partners entered into a credit facility with DNB Bank ASA for a total amount of up to $18,000, in order to finance part of the acquisition cost of the Navios Azimuth. On August 20, 2021, the full amount was drawn. As of December 31, 2022, the remaining outstanding balance was $14,800 and is repayable in 15 consecutive quarterly installments of $640 each together with a final balloon payment of $5,200 to be paid on the last repayment date. The facility matures in the third quarter of 2026 and bears interest at LIBOR plus 285 bps per annum.

Credit Agricole Corporate and Investment Bank Credit Facilities: On July 4, 2019, Navios Partners entered into a credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”) of up to $52,800 (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel, previously included in the Term Loan B collateral package. In August 2019, the three tranches of the credit facility of $36,516, in total were drawn. In October 2019, the fourth tranche of the credit facility of $16,284 was drawn. On August 23, 2021, Navios Partners prepaid $11,404 of the credit facility and released one vessel from the collateral package of the credit facility. The Company entered into a sale and leaseback agreement of $15,000 for the released vessel (see also Financial Liabilities below). As of December 31, 2022, the remaining outstanding balance of the credit facility was $21,896 and is repayable in five consecutive semiannual installments of $2,300 each, with a final balloon payment of $10,396 to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 275 bps per annum.

On September 28, 2020, the Company entered into a credit facility with CACIB, of up to $33,000 in order to finance the acquisition of the two drybulk vessels acquired from Navios Holdings. The facility was drawn in full on September 30, 2020 and bore interest at LIBOR plus 325 bps per annum. On March 30, 2021, the outstanding balance of the loan amounting to $32,150 was prepaid and refinanced.

On March 23, 2021, Navios Partners entered into a credit facility with CACIB of $58,000 in order to refinance the CACIB credit facility dated September 28, 2020 and to partially finance the acquisition of the Navios Centaurus and the Navios Avior. On March 30, 2021, the full amount was drawn. As of December 31, 2022, the remaining outstanding balance was $46,000 is repayable in 13 consecutive quarterly installments of $1,600 each, together with a final balloon payment of $25,200 to be repaid on the last repayment date. The credit facility matures in the first quarter of 2026 and bears interest at LIBOR plus 300 bps per annum.

KFW IPEX-BANK GMBH: On September 30, 2022, Navios Partners entered into a credit facility with KFW IPEX-BANK GMBH (“KFW”) for a total amount up to $86,240 in order to finance the acquisition of two containership vessels, currently under construction. As of December 31, 2022, the facility remained undrawn. The facility is scheduled to mature seven years after the drawdown date and bears interest at SOFR plus 200 bps per annum.

FIRST-CITIZENS BANK & TRUST COMPANY: On December 21, 2022, Navios Partners entered into a credit facility with First-Citizens Bank & Trust Company of up to $44,200 in order to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. As of December 31, 2022, the facility remained undrawn. The facility is scheduled to mature five years after the drawdown date and bears interest at Term SOFR plus 195 bps per annum.

Table of Contents	F- 45

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Upon completion of the NMCI Merger, Navios Partners assumed the following credit facilities:

ABN AMRO BANK N.V Facility: On December 3, 2018, Navios Containers entered into a facility agreement with ABN AMRO for an amount of up to $50,000 divided into two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. Navios Containers drew the entire amount under this facility, net of the loan’s discount of $500 in the fourth quarter of 2018. On June 28, 2019, Navios Containers entered into a supplemental agreement with ABN AMRO, under which Navios Containers made a partial prepayment of the loan in the aggregate amount of $9,400 and two containerships were released from the facility. Following the partial prepayment, the remaining outstanding balance of the credit facility was $13,050 and was repayable in four equal consecutive quarterly installments of $750 each, with a final balloon payment of $10,050 to be repaid on the last repayment date. The facility was scheduled to mature in the fourth quarter of 2022 and bore interest at LIBOR plus 350 bps per annum. In March 2022, the outstanding balance of the loan amounting to $12,300 was prepaid.

BNP Paribas Facility: On June 26, 2019, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $54,000 to refinance the existing facilities of seven containerships. On June 27, 2019, Navios Containers drew $48,750 net of loan’s discount of $405. As of December 31, 2022, the remaining outstanding balance of the credit facility was $23,698 and is repayable in six equal consecutive quarterly installments of approximately $1,693 each, with a final balloon payment of $13,542 to be repaid on the last repayment date. The loan bears interest at a rate of LIBOR plus 300 bps and matures in the second quarter of 2024.

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

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility was repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bore interest at a rate of LIBOR plus: (a) up to but not including the drawdown date, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. On December 15, 2021, the outstanding balance of the loan amounting to $33,594 was prepaid.

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

In August 2021, Navios Acquisition, entered into a loan facility agreement of up to $96,000 with BNP Paribas, in order to partially refinance the existing indebtedness of five tanker vessels. Pursuant to an amendment in December 2021, one container vessel was added as collateral. Following the amendment, as of December 31, 2022, the remaining outstanding balance of the credit facility was $71,375 and is repayable in 11 equal consecutive quarterly installments in the amount of $5,000 each, with a final balloon payment of $16,375 to be repaid on the last repayment date. The facility matures in the third quarter of 2025 and bears interest at LIBOR plus 285 bps per annum.

Hamburg Commercial Bank AG Facilities: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24,000 to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility was repayable in 17 equal consecutive quarterly installments of $572 each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility was scheduled to mature in September 2021 and bore interest at LIBOR plus 300 bps per annum. In August 2021, the outstanding balance of the loan amounting to $14,847 was prepaid.

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

In August 2021, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of $190,216 in order to partially refinance the existing indebtedness of seven tanker vessels. Pursuant to an amendment in December 2021, two container vessels were added as collaterals. Following the amendment and as of December 31, 2022, the remaining outstanding balance of the credit facility was $153,500 and is repayable in six quarterly installments of $7,343 each, and four quarterly installments of $4,518 each, with a final balloon payment of $91,367, to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus margin 295 bps per annum.

Eurobank S.A: In June 2020, Navios Acquisition entered into a loan agreement with Eurobank S.A. of $20,800 in order to refinance two LR1s. As of December 31, 2022, the remaining outstanding balance of the credit facility was $12,800 and is repayable in six quarterly installments of $800 each with a final balloon payment of $8,000 repayable on the last repayment date. The facility matures in the second quarter of 2024 and bears interest at LIBOR plus 300 bps per annum.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners assumed the following credit facilities:

Credit Agricole CIB: In December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas(“BNPP”) for an amount of $105,000, for the refinancing of seven of its vessels. On January 5, 2022, the amount under this facility was fully drawn. In October 2022, the amount of $10,260 was repaid following the sale of one 2007-built handymax vessel. As of December 31, 2022, the remaining outstanding balance of the credit facility was $75,240 and is repayable in one quarterly installment of $5,720, eight consecutive quarterly installments of $4,180 each with a final balloon payment of $36,080 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2024 and bears interest at LIBOR plus 285 bps per annum.

Hamburg Commercial Bank AG: In December 2021, Navios Holdings entered into a loan agreement with HCOB for an amount of $101,750, for the refinancing of seven of its vessels. On January 5, 2022, the amount under this facility was fully drawn. In March 2022, Navios Holdings prepaid an amount of $10,380 and one dry bulk vessel was released. Following the prepayment, the remaining outstanding balance of $91,345 was repayable in eight quarterly installments of$3,915 each with a final balloon payment of $60,027 to be repaid on the last repayment date. The facility was scheduled to mature in the first quarter of 2024 and bore interest at LIBOR plus a margin ranging from 325 bps to 450 bps per annum. In September 2022, the outstanding balance of the loan amounting to $83,515 was prepaid.

Financial Liabilities

In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $161 and $155 each, respectively, commencing in December 2018. As of December 31, 2022, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $16,070 in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6,300 per vessel on the last repayment date.

On April 5, 2019, the Company entered into a sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On April 11, 2019, the amount of $20,000 was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $190 each that commenced in April 2019. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $15,619. The agreement matures in the second quarter of 2029, with a purchase obligation of $6,300 on the last repayment date.

Table of Contents	F- 47

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On June 7, 2019, the Company entered into a sale and leaseback agreement of $7,500, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2019, the amount of $7,500 was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $178 each that commenced in June 2019. The agreement matured in the second quarter of 2022, and a purchase obligation of $2,000 was paid on the last repayment date.

On July 2, 2019, the Company entered into a sale and leaseback agreement of $22,000, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On July 24, 2019, the amount of $22,000 was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $198 each that commenced in July 2019. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $17,828. The agreement matures in the third quarter of 2030, with a purchase obligation of $6,300 on the last repayment date.

In June 2021, the Company entered into a sale and leaseback agreement of $15,000, with unrelated third parties for the Navios Bonavis, a 2009- built Capesize vessel of 180,022 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2021, the amount of $15,000 was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $192 that commenced in June 2021. The agreement matures in the second quarter of 2027, with a purchase obligation of $5,000 on the last repayment date. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement of the Navios Bonavis was $12,622.

In June 2021, the Company entered into a sale and leaseback agreement of $18,500, with unrelated third parties for the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2021, the amount of $18,500 was drawn. Navios Partners is obligated to make 108 consecutive monthly payments of approximately $186 each that commenced in June 2021. The agreement matures in the second quarter of 2030, with a purchase obligation of $5,000 on the last repayment date. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement of the Navios Ray was $16,505.

On August 16, 2021, the Company entered into a sale and leaseback agreement of $15,000 with an unrelated third party for the Navios Pollux, a 2009-built Capesize vessel of 180,727 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On August 25, 2021, the amount of $15,000 was drawn. Navios Partners is obligated to make 72 consecutive monthly payments of approximately $192 each that commenced in August 2021. The agreement matures in the third quarter of 2027, with a purchase obligation of $5,000 on the last repayment date. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement of the Navios Pollux was $12,884.

Pursuant to a novation agreement dated December 20, 2021, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel of 82,003 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Primavera. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease and as such, a sale and leaseback of the asset occurs at the commencement date of the lease (upon the completion of construction). In July 2022, Navios Partners took delivery of the Navios Primavera, and entered into sale and leaseback agreement with an unrelated third party for $25,264. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 120 consecutive monthly payments of up to $209 each that commenced in July 2022. The agreement matures in the third quarter of 2032, with a purchase obligation of $10,500 on the last repayment date. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement was $24,627.

Table of Contents	F- 48

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

In October, 2022, Navios Partners completed a $100,000 sale and leaseback transaction with unrelated third parties to refinance the existing sale and leaseback transaction of twelve containerships. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Partners drew the entire amount on October 31, 2022, net of discount of $800. Navios Partners also has an obligation at maturity to purchase the twelve containerships for $41,445 in the aggregate. The sale and leaseback agreement is repayable in 15 monthly instalments of $2,170 each, 12 monthly instalments of $1,333 each and 12 monthly instalments of $834 each, matures in the first quarter of 2026 and bears interest at SOFR plus 210 bps per annum. As of December 31, 2022, the outstanding balance under this sale and leaseback agreement was $93,490.

On November 15, 2022, the Company entered into a sale and leaseback agreement of $24,000 with an unrelated third party for the Navios Alegria, a 2016-built Panamax vessel of 84,852 dwt. Navios Partners has a purchase option of $375 to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On December 7, 2022, the amount of $24,000 was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $197 each that commenced in December 2022. The agreement matures in the fourth quarter of 2032. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement of the Navios Alegria was $23,803.

On December 5, 2022, the Company entered into a sale and leaseback agreement of $10,500 with an unrelated third party for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the third year. In December, 2022, Navios Partners declared its option to purchase the vessel at the end of the fourth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On December 15, 2022, the amount of $10,500 was drawn. Navios Partners is obligated to make 48 consecutive monthly payments of approximately $156 each that commenced in December 2022. The agreement matures in the fourth quarter of 2026, with a purchase obligation of $3,000 on the last repayment date. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $10,344.

Upon completion of the NMCI Merger, Navios Partners assumed the following financial liabilities:

On May 25, 2018, Navios Containers entered into a $119,000 sale and leaseback transaction with unrelated third parties in order to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, Navios Containers completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26,700. Navios Containers did not proceed with the sale and leaseback transaction of the four remaining vessels. In July 2021, following the sale of one 2008-built container vessel of 4,250 TEU, the amount of $4,778 was prepaid. In October 2022, the Company prepaid the amount of $46,365 and 12 container vessels were released. Following the prepayment, the Company is obligated to make 8 monthly payments ranging from $60 to $63 each. The Company also has an obligation to purchase the vessel at the end of the fifth year for $3,250. As of December 31, 2022, the outstanding balance under this sale and leaseback transaction was $3,620.

On March 11, 2020, Navios Containers completed a $119,060 sale and leaseback transaction with unrelated third parties to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Containers drew the entire amount on March 13, 2020, net of discount of $1,191. In September 2022, following the sale of two 2006-built container vessels of 8,204 TEU each, the amount of $24,642 was prepaid. The Company also has an obligation at maturity to purchase the remaining two 10,000 TEU containerships for $25,500 in the aggregate. Following the prepayment the sale and leaseback agreement: (i) is repayable in 18 quarterly installments of $2,010 each, in the aggregate, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the two 10,000 TEU containerships. As of December 31, 2022, the outstanding balance under this sale and leaseback transaction was $59,677.

Table of Contents	F- 49

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following financial liabilities:

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, Navios Acquisition did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. In April 2018, Navios Acquisition drew $71,500 under this agreement. The agreement will be repayable in 24 equal consecutive quarterly installments of approximately $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. As of December 31, 2022, the outstanding balance under this agreement was $43,198.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repayable in 17 equal consecutive quarterly installments of $2,267 each, followed by one quarterly installment of $1,369, with a purchase obligation of $33,975 to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 respectively, and bear interest at LIBOR plus 350 bps per annum. As of December 31, 2022, the outstanding balance under these agreements was $64,817.

In August 2019, Navios Acquisition entered into an additional sale and leaseback agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option of $5,625 to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $156, commencing as of August 2019. The agreement matures in August 2024 and bears interest at LIBOR plus an implied margin of 380 bps per annum. As of December 31, 2022, the outstanding balance under this agreement was $8,594.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47,220 in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. Following a prepayment made in April 2021, the agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,362 each, with a purchase obligation of $17,950 to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 bps per annum, depending on the vessel financed. As of December 31, 2022, the outstanding balance under this agreement was $28,260.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition has a purchase option of up to $16,500 in total to acquire the vessels at the end of the lease term and given the fact that such exercise price is not equal to the fair value of each asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In May 2022, the Company exercised its purchase option for two out of six vessels before the end of the lease term, by prepaying an amount of $ 11,295. As of December 31, 2022, the outstanding balance under these agreements was $47,581 and is repayable through periods ranging from two to five years in consecutive quarterly installments of up to $1,834 each. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed.

In June 2020, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $72,053 in order to refinance one MR1, one MR2 and two LR1s. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In April 2021 Navios Acquisition prepaid the amount of $6,210. In December 2022 following the sale and release of one 2009-built MR1 product tanker the Company prepaid the amount of $5,903. As of December 31, 2022 the outstanding balance of $45,610 is repayable in 18 consecutive quarterly installments of $1,369 each, with a purchase obligation of up to $20,963 in total. The sale and leaseback arrangements bear interest at LIBOR plus margin of 390 bps per annum.

Table of Contents	F- 50

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners assumed the following financial liabilities:

In November 2019, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $33,000 in order to finance a Capesize vessel. Navios Partners has a purchase option of $750 to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 111 remaining consecutive monthly payments of $224 each that commenced in September 2022. The agreement matures in the first quarter of 2032, with a purchase obligation and bears interest at LIBOR plus 200 bps per annum. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement was $24,937.

In February 2020, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $35,000 in order to finance a Capesize vessel. Navios Partners has a purchase option of $750 to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 112 remaining consecutive monthly payments of $238 each that commenced in September 2022. The agreement matures in the first quarter of 2032 and bears interest at LIBOR plus 200 bps per annum. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement was $26,913.

In November 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 86 remaining consecutive monthly payments of up to $204 each that commenced in September 2022. The agreement matures in the fourth quarter of 2029, with a purchase obligation of $3,600 on the last repayment date. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement was $17,047.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 86 remaining consecutive monthly payments of up to $204 each that commenced in September 2022. The agreement matures in the fourth quarter of 2029, with a purchase obligation of $3,600 on the last repayment date. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement was $17,047.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 75 remaining consecutive monthly payments of $214 each that commenced in September 2022. The agreement matures in the first quarter of 2029, with a purchase obligation of $1,000 on the last repayment date and bears interest at LIBOR plus 200 bps per annum. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement was $16,429.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $20,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 62 remaining consecutive monthly payments of $229 each that commenced in September 2022. The agreement matures in the fourth quarter of 2027, with a purchase obligation of $3,500 on the last repayment date and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement was $17,021.

In February 2022, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $12,000 in order to finance a Panamax vessel. Navios Partners has a purchase option of $1,600 to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 53 remaining consecutive monthly payments of up to $208 each that commenced in September 2022. The agreement matures in the first quarter of 2027. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement was $10,341.

Table of Contents	F- 51

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

In July 2022, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $22,000 in order to finance a Panamax vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 117 remaining consecutive monthly payments of $158 each that commenced in September 2022. The agreement matures in the third quarter of 2032, with a purchase obligation of $3,000 on the last repayment date and bears interest at LIBOR plus 155 bps per annum. As of December 31, 2022, the outstanding balance under the sale and leaseback agreement was $21,050.

Finance Lease Liabilities

On November 17, 2022 Navios Partners took delivery of the Navios Azalea, a 2022-built Capesize vessel of 182,064 dwt, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7%. As of December 31, 2022, the outstanding balance was $39,640 and is repayable in 15 years in consecutive monthly installments up to $261 each, with a purchase option of $9,500, assuming that the option will be exercised at the end of the agreement.

On September 21, 2022, Navios Partners took delivery of the Navios Armonia, a 2022-built Capesize vessel of 182,079 dwt, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 7% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period. As of December 31, 2022, the outstanding balance was $39,419 and is repayable in 15 years in consecutive monthly installments up to $264 each, with a purchase option of $9,500, assuming that the option will be exercised at the end of the agreement.

On September 13, 2022, Navios Partners took delivery of the Navios Astra, a 2022-built Capesize vessel of 182,393 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In December, 2021, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $42,781 based on the net present value of the remaining charter-in payments including the purchase obligation to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7%. As of December 31, 2022, the outstanding balance was $42,060 and is repayable in ten years in consecutive monthly installments up to $243 each, with a purchase obligation of $16,463, assuming that the obligation will be exercised at the end of the agreement.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners upon reassessing the classification of the following leases in accordance with the criteria in ASC 842 Leases, recognized the following finance lease liabilities:

On July 29, 2022, Navios Partners took delivery of the Navios Magellan II, a 2020-built Panamax vessel of 82,037 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $19,385 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2022, the outstanding balance was $18,997 and is repayable in eight years in consecutive monthly installments up to $105 each, with a purchase option of $10,300.

Table of Contents	F- 52

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On July 29, 2022, Navios Partners took delivery of the Navios Galaxy II, a 2020-built Panamax vessel of 81,789 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,702 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6% As of December 31, 2022, the outstanding balance was $17,222 and is repayable in eight years in consecutive monthly installments up to $115 each, with a purchase option of $7,513.

On July 29, 2022, Navios Partners took delivery of the Navios Uranus, a 2019-built Panamax vessel of 81,516 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,607, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2022, the outstanding balance was $17,143 and is repayable in seven years in consecutive monthly installments up to $164 each, with a purchase option of $7,767.

On July 29, 2022, Navios Partners took delivery of the Navios Felicity I, a 2020-built Panamax vessel of 81,946 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,473, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2022, the outstanding balance was $17,133 and is repayable in seven years in consecutive monthly installments up to $97 each, with a purchase option of $9,713.

On July 29, 2022, Navios Partners took delivery of the Navios Herakles I, a 2019-built Panamax vessel of 82,036 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,791 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2022, the outstanding balance was $17,426 and is repayable in seven years in consecutive monthly installments up to $117 each, with a purchase option of $9,280.

On July 29, 2022, Navios Partners took delivery of the Navios Coral, a 2016-built Panamax vessel of 84,904 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $35,173, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2022, the outstanding balance was $34,081 and is repayable in three years in consecutive monthly installments up to $300 each, with a purchase option of $27,017.

On July 29, 2022, Navios Partners took delivery of the Navios Amber, a 2015-built Panamax vessel of 80,994 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $35,229, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2022, the outstanding balance was $33,688 and is repayable in one year in consecutive monthly installments up to $338 each, with a purchase option of $32,019.

On July 29, 2022, Navios Partners took delivery of the Navios Citrine, a 2017-built Panamax vessel of 81,626 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $35,605, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2022, the outstanding balance was $34,547 and is repayable in three years in consecutive monthly installments up to $273 each, with a purchase option of $27,936.

Table of Contents	F- 53

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On July 29, 2022, Navios Partners took delivery of the Navios Dolphin, a 2017-built Panamax vessel of 81,630 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $35,676, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2022, the outstanding balance was $34,621 and is repayable in three years in consecutive monthly installments up to $272 each, with a purchase option of $27,940.

On July 29, 2022, Navios Partners took delivery of the Navios Felix, a 2016-built Capesize vessel of 181,221 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $43,383, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2022, the outstanding balance was $43,030 and is repayable in one year in consecutive monthly installments up to $540 each, with a purchase option of $36,766.

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

The Company recognizes the total interest expense incurred on finance lease liabilities under the caption “Interest expense and finance cost, net” in the Consolidated Statements of Operations. For the year ended December 31, 2022, the total interest expense incurred amounted to $12,243. No interest expense on finance lease liabilities was incurred for the years ended December 31, 2021 and 2020. As of December 31, 2022, payments related to the finance lease liabilities amounted to $10,389 and are presented under the caption “Repayment of long-term debt and financial liabilities” in the Consolidated Statements of Cash Flows.

Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels, including the fixed daily fee payable under the Management Agreements (defined herein).

As of December 31, 2022 and December 31, 2021, the security deposits under certain sale and leaseback agreements were $8,650 and $10,078, respectively, and are presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30,000 to $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2022, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings were 5.3%, 4.1% and 4.5% for the years ended December 31, 2022, 2021 and 2020, respectively.

Table of Contents	F- 54

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of December 31, 2022, based on the repayment schedules of the respective credit facilities, financial liabilities and finance lease liabilities (as described above).

Year	Amount
2023	$396,140
2024	362,048
2025	501,073
2026	260,909
2027	173,619
2028 and thereafter	265,190
Total	$1,958,979

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

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Restricted Cash: The carrying amounts reported in the Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the Consolidated Balance Sheets approximates its fair value.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Long-term borrowings, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans, financial liabilities and finance lease liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Navios Partners' financial instruments are as follows:

	December 31, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$157,814	$157,814	$159,467	$159,467
Restricted cash	$17,284	$17,284	$9,979	$9,979
Amounts due from related parties, long-term	$41,403	$41,403	$35,245	$35,245
Amounts due to related parties, short-term	$(104,751)	$(104,751)	$(64,204)	$(64,204)
Long-term borrowings, including current portion, net	$(1,945,447)	$(1,960,175)	$(1,361,709)	$(1,374,445)

Table of Contents	F- 55

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2022 and December 31, 2021.

	Fair Value Measurements as at December 31, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$157,814	$157,814	$—	$—
Restricted cash	$17,284	$17,284	$—	$—
Amounts due from related parties, long-term	$41,403	$—	$41,403	$—
Amounts due to related parties, short-term	$(104,751)	$—	$(104,751)	$—
Long-term borrowings, net (1)	$(1,960,175)	$—	$(1,960,175)	$—

	Fair Value Measurements as at December 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$159,467	$159,467	$—	$—
Restricted cash	$9,979	$9,979	$—	$—
Amounts due from related parties, long-term	$35,245	$—	$35,245	$—
Amounts due to related parties, short-term	$(64,204)	$—	$(64,204)	$—
Long-term borrowings, net (1)	$(1,374,445)	$—	$(1,374,445)	$—

(1)  The fair value of the Company's debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account its creditworthiness.

Table of Contents	F- 56

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2022, the Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as at December 31, 2022
	Total	Level I	Level II	Level III
Vessels, net	$57,402	$—	$57,402	$—

As of December 31, 2021, there were no assets measured at fair value on a non-recurring basis.

NOTE 13 – REPURCHASES AND ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. As of December 31, 2022, no repurchases of common units has been made. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

On May 21, 2021, Navios Partners entered into a new Continuous Offering Program Sales Agreement (“$110.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $110,000. As of December 31, 2021, since the commencement of the $110.0m Sales Agreement, Navios Partners had issued 3,963,249 units and received net proceeds of $103,691. Pursuant to the issuance of the common units, Navios Partners issued 80,883 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. As of December 31, 2021, the net proceeds from the issuance of the general partnership units were approximately $2,172. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

On April 9, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$75.0m Sales Agreement”) for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $75,000. As of December 31, 2021, since the commencement of the $75.0m Sales Agreement, Navios Partners had issued 2,437,624 units and received net proceeds of $73,117. Pursuant to the issuance of the common units, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. As of December 31, 2021, the net proceeds from the issuance of the general partnership units were approximately $1,530. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $25,000. An amended Sales Agreement was entered into on August 3, 2020. As of December 31, 2021, since the date of the amended Sales Agreement, Navios Partners had issued 1,286,857 units and received net proceeds of $23,918. Pursuant to the issuance of the common units, Navios Partners issued 26,265 general partnership units to its general partner in order to maintain its 2.0% ownership interest. As of December 31, 2021, the net proceeds from the issuance of the general partnership units were $501. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

Table of Contents	F- 57

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. As a result of the NMCI Merger, 8,133,452 common units of Navios Partners were issued to former public unitholders of Navios Containers. Pursuant to the issuance of the common units, Navios Partners issued 165,989 general partnership units, resulting in net proceeds of $3,911 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

Pursuant to the terms of the Navios Acquisition’s merger agreement, each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners, was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition. Pursuant to the issuance of the common units, Navios Partners issued 69,147 general partnership units, resulting in net proceeds of $1,893 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $10, $18, and $35 for the years ended December 31, 2022, 2021 and 2020, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2022, 2021 and 2020.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $8. The effect of compensation expense arising from the restricted common units described above for the years ended December 31, 2022, 2021 and 2020, amounted to $23, $63, and to $116, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. During the year ended December 31, 2022, the Company forfeited 12,699 unvested restricted common units and cancelled 259 general partnership units. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2021.

In December 2018, Navios Partners authorized the granting of 97,633 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 1,993 general partnership units to its general partner for net proceeds of $27. The effect of compensation expense arising from the restricted common units described above amounted to $79, $187, and $348 for the years ended December 31, 2022, 2021 and 2020 respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2022 and 2021.

In December 2017, Navios Partners authorized the granting of 91,336 restricted common units, which were issued on January 11, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 1,864 general partnership units to its general partner for net proceeds of $64. The effect of compensation expense arising from the restricted common units described above amounted to $0, $186 and $447 for the years ended December 31, 2022, 2021 and 2020, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2022 and 2021.

Table of Contents	F- 58

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the NNA Merger, Navios Partners assumed the following granted restricted common units:

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Upon the NNA Merger, the unvested restricted common units were 8,116 after exchange on a 1 to 0.1275 basis. The effect of compensation expense arising from the restricted common units described above amounted to $42 and $32 for the years ended December 31, 2022 and 2021, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2022 and 2021.

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Upon the NNA Merger, the unvested restricted common units were 3,727 after exchange on a 1 to 0.1275 basis. The effect of compensation expense arising from the restricted common units described above amounted to $0 and $37 for the years ended December 31, 2022 and 2021, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2022 and 2021.

As of December 31, 2022, the estimated compensation cost related to service conditions of non-vested restricted common units granted in 2019 not yet recognized was $4.

As of December 31, 2022 and December 31, 2021, there were 1,001 and 42,916, respectively, restricted common units outstanding that remained unvested.

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

The following table sets out operating revenue by geographic region for Navios Partners' reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk, Containerships and Tankers operate worldwide. Revenues from specific geographic region, which contribute over 10.0% of total revenue, are disclosed separately.

Table of Contents	F- 59

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Asia	$767,507	$431,631	$136,515
Europe	277,298	225,349	71,531
America	165,264	56,195	18,576
Other	459	—	149
Total	$1,210,528	$713,175	$226,771

NOTE 15 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of the Marshall Islands, Liberia, Cayman Islands, Hong Kong, British Virgin Islands Panama and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel expenses in the accompanying Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece.

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

We have elected to be treated and we are currently treated as a corporation for U.S. federal income tax purposes. As such, we are not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships.

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

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of December 31,2022, the total amount of $6,417, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Table of Contents	F- 60

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charters. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of December 31, 2022, the total amount of $13,576, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the options to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10,500, representing a deposit for the options to acquire the vessels after the end of the fourth year, of which $5,250, $1,750 and $1,750 was paid in August 2021, September 2022 and November 2022, respectively, and the remaining amount of $1,750 will be paid upon the delivery of the remaining vessel. On September 21, 2022 and on November 17, 2022, Navios Partners took delivery of the Navios Armonia and the Navios Azalea, respectively. For a detailed description of the above vessels under finance leases, refer to Note 11 – Borrowings, and Note 7 – Vessels, net, respectively. The remaining vessel is expected to be delivered into Navios Partners’ fleet during the first half of 2023. As of December 31, 2022, the total amount of $2,149, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3,500, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $1,750 was paid in August 2021 and the remaining amount of $1,750 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of December 31, 2022, the total amount of $2,089, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6,160, or $24,640 accumulated for the four vessels, was paid. In the second quarter of 2022, the aggregate amount of $12,320 in relation to the second instalment for two vessels, was paid. In the fourth quarter of 2022, the aggregate amount of $24,640 in relation to the second instalment for two vessels and the third instalment for the other two vessels, was paid. As of December 31, 2022, the total amount of $61,600 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of $6,160, or $12,320 accumulated for the two vessels, was paid. As of December 31, 2022, the total amount of $12,320 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62,825 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and in 2024. Navios Partners agreed to pay in total $25,130 in four installments for each vessel and the remaining amount of $37,695 plus extras for each vessel will be paid upon delivery of the vessel. In the first quarter of 2022, the aggregate amount of $12,565 in relation to the first installment of two vessels, was paid. In the second quarter of 2022, the aggregate amount of $18,848 in relation to the first installment of two vessels and the second installment of one vessel, was paid. In the third quarter of 2022, the amount of $6,282 in relation to the second installment of one vessel, was paid. In the fourth quarter of 2022, the amount of $6,283 in relation to the third installment of one vessel, was paid. As of December 31, 2022, the total amount of $43,978 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

Table of Contents	F- 61

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Pursuant to a novation agreement dated January 28, 2022, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel, Navios Meridian, has 82,010 dwt and was delivered in Navios Partners’ fleet on February 5, 2023. Navios Partners agreed to pay in total $6,860, of which $3,430 was paid in July 2021 and the remaining amount of $3,430 was paid in April 2022. In January 2022, Navios Partners declared its option to purchase the vessel. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease. Consequently, as of December 31, 2022, the Company has capitalized the installments paid by the owner-lessor to the yard, amounted to $6,860 and recognized an equal amounted liability presented under the caption “Other long-term liabilities” in the Consolidated Balance Sheets. As of December 31, 2022, the total amount of $13,720 (including installments of $6,860 paid by the owner-lessor to the yard) is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2024. Navios Partners agreed to pay in total $23,400 plus extras in four installments for each vessel and the remaining amount of $35,100 plus extras for each vessel will be paid upon delivery of each vessel. In the third quarter of 2022, the first installment of each vessel of $6,266, or $25,063 accumulated for the four vessels, was paid. As of December 31, 2022, the total amount of $25,063 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In June 2022, Navios Partners agreed to purchase two newbuilding liquified natural gas (LNG) dual fuel 7,700 TEU containerships, from an unrelated third party, for an amended purchase price of $115,510 each (original price of $120,610 each). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $92,408 in four installments for each vessel and the remaining amount of $23,102 for each vessel will be paid upon delivery of the vessel. In the fourth quarter of 2022, the first installment of each vessel of $23,102, or $46,204 accumulated for the two vessels, was paid. As of December 31, 2022, the total amount of $46,204 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In September, 2022, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3,500, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $1,750 was paid in September 2022 and the remaining amount of $1,750 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of December 31, 2022, the total amount of $1,845, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In November 2022, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $60,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2025. Navios Partners agreed to pay in total $24,200 plus extras in four installments for each vessel and the remaining amount of $36,300 plus extras for each vessel will be paid upon delivery of each vessel. As of December 31, 2022, no amount is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In December 2022, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel has approximately 52,000 dwt and is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2025 and the first half of 2026. The closing of the transaction is subject to completion of customary documentation.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following commitments:

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the Baghdad. On February 17, 2021, Navios Acquisition took delivery of the Erbil. As of December 31, 2022, the total amount of $2,484 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the Nave Electron. As of December 31, 2022, the total amount of $1,957 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In the second quarter of 2020, Navios Acquisition exercised its option for the Nave Celeste, a newbuilding Japanese VLCC of 313,418 dwt under a 12-year bareboat charter agreement with de-escalating purchase options. On July 5, 2022, Navios Partners took delivery of the Nave Celeste. As of December 31, 2022, the total amount of $1,685 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

As of December 31, 2022, an amount of $15,778 related to initial direct costs is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

Table of Contents	F- 62

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2022, the Company’s future minimum lease commitments under the Company’s charter-in contracts for undelivered vessels, are as follows:

Year	Amount
2023	$8,499
2024	13,579
2025	14,054
2026	18,657
2027	19,674
2028 and thereafter	190,171
Total	$264,634

NOTE 17 – FUTURE MINIMUM CONTRACTUAL REVENUE

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off-hires days) as of December 31, 2022, is as follows:

Year	Amount
2023	$775,268
2024	622,574
2025	505,587
2026	361,578
2027	308,462
2028 and thereafter	619,604
Total	$3,193,073

NOTE 18 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. Vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily rate per Ultra-Handymax Vessel; (b) $4.45 daily rate per Panamax Vessel; (c) $5.41 daily rate per Capesize Vessel; and (d) $6.90 daily rate per Containership of TEU 6,800. In December 2019, the Management Agreement was further amended to include from January 1, 2020, a $6.1 daily rate per Sub-Panamax/Panamax Containership.

Following the completion of the NMCI Merger, the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the terms of the Navios Containers’ management agreement with the Manager (the “NMCI Management Agreement”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6.22 daily rate per Containership of TEU 3,000 up to 4,999; (b) $7.78 daily rate per Containership of TEU 8,000 up to 9,999; and (c) $8.27 daily rate per Containership of TEU 10,000 up to 11,999.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the terms of Navios Acquisition’s management agreement with Tankers Manager (the “NNA Management Agreement”) and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6.83 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.65 per day per VLCC.

The Management Agreements also provide for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Table of Contents	F- 63

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Following completion of the Mergers, the Managers provided commercial and technical management services to Navios Partners’ vessels until December 31, 2021 for a daily fee of: (a) $4.35 per Ultra-Handymax Vessel; (b) $4.45 per Panamax Vessel; (c) $5.41 per Capesize Vessel; (d) $6.1 per Containership of TEU 1,300 up to 3,400; (e) $6.22 per Containership of TEU 3,450 up to 4,999; (f) $6.9 per Containership of TEU 6,800; (g) $7.78 per Containership of TEU 8,000 up to 9,999; (h) $8.27 per Containership of TEU 10,000 up to 11,999; (i) $6.83 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.23 per LR1 product tanker vessel; and (k) $9.65 per VLCC. Commencing from January 1, 2022 vessel operating expenses are fixed for one year for a daily fee of: (a) $4.48 per Ultra-Handymax Vessel; (b) $4.58 per Panamax Vessel; (c) $5.57 per Capesize Vessel; (d) $6.28 per Containership of TEU 1,300 up to 3,400; (e) $6.40 per Containership of TEU 3,450 up to 4,999; (f) $7.11 per Containership of TEU 6,800; (g) $8.01 per Containership of TEU 8,000 up to 9,999; (h) $8.52 per Containership of TEU 10,000 up to 11,999; (i) $7.03 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.44 per LR1 product tanker vessel; and (k) $9.94 per VLCC.

Pursuant to the acquisition of the 36-vessel drybulk fleet, which includes time charter-in vessels, Navios Partners and the Manager, on July 25, 2022, amended the Management Agreement to include a technical and commercial management fee of $0.025 per time charter-in vessel per day.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the years ended December 31, 2022 and 2021 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and scrubber system installation under the Company's Management Agreements, amounted to $18,901 and $11,408, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows. During years ended December 31, 2022 and 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $11,262 and $5,811, respectively, and are presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations. During year ended December 31, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $2,034 are presented under the caption of “Other expense” in the Consolidated Statements of Operations.

Total vessel operating expenses for each of the years ended December 31, 2022, 2021 and 2020 amounted to $312,022, $191,449 and $93,732, respectively.

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

Total general and administrative expenses charged by the Manager for each of the years ended December 31, 2022, 2021 and 2020 amounted to $50,190, $28,805 and $13,708, respectively.

Balance due from/ (to) related parties: Balance due from related parties long term as of December 31, 2022 and December 31, 2021 amounted to $41,403 and $35,245, respectively Balance due to related parties, short-term as of December 31, 2022 and December 31, 2021 amounted to $104,751 and $64,204, respectively, and mainly consisted of payables to the Managers. The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements.

Impairment of receivable in affiliated company: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 19 – Investment in Affiliates).

Table of Contents	F- 64

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

As a result of the Europe II Liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56,050 and working capital balances of $(2,718). The acquisition was funded through a new credit facility and cash on hand for total of $36,056 and the satisfaction of its receivable balances in the amount of approximately $17,276 representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the liquidation of Navios Europe II on June 29, 2020, there was no balance due from Navios Europe II as of December 31, 2022 and December 31, 2021.

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

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. In April 2021, Navios Holdings paid an amount of $5,000 to Navios Partners. As of each of December 31, 2022 and 2021, there were no outstanding claim receivable amount.

General partner: Olympos Maritime Ltd., an entity affiliated to our Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

Acquisition of vessels:

2022

On July 26, 2022, the Company entered into a share purchase agreement to acquire a 36-vessel drybulk fleet for a purchase price of $835,000 including the assumption of bank liabilities, bareboat obligations and finance lease obligations, subject to debt and working capital adjustments, from Navios Holdings. On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

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

Table of Contents	F- 65

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

2020

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000, including working capital balances of $(4,378). The acquisition was funded through a new credit facility of $33,000 and the balance of $13,622 seller’s credit by Navios Holdings was repaid on October 2, 2020, presented under the caption “Payable to affiliated company” in the Consolidated Statements of Cash Flows.

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56,050 in total, following the liquidation of Navios Europe II.

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45,000. The full amount of the facility was drawn. The facility bore interest at the rate of 11.50% per annum. The full amounts borrowed, including accrued interest, were repaid in August 2022. As of December 31, 2021, the outstanding balance of $45,000 was eliminated upon consolidation.

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

On December 23, 2021, the outstanding amount of $33,112 was repaid. As of each of December 31, 2022 and December 31, 2021, there was no outstanding balance of the NSM Loan Agreement. Upon completion of the NNA Merger, the newly-issued shares of common stock of Navios Acquisition were converted into common units of Navios Partners on the same terms applicable to other outstanding shares of common stock of Navios Acquisition.

NOTE 19 – INVESTMENT IN AFFILIATES

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

Following the liquidation of Navios Europe II on June 29, 2020, Navios Partners acquired five vessel owning companies for a fair value of $56,050 in total.

Navios Containers:

As of December 31, 2020, Navios Partners held 11,592,276 common units, representing an ownership interest in Navios Containers of 35.7%. Investment income of $1,133 was recognized in the Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the year ended December 31, 2020.

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

Table of Contents	F- 66

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 20 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

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

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

Table of Contents	F- 67

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

The authorized quarterly cash distributions for all quarters during the years ended December 2022, 2021 and 2020, are presented below:

Date	Authorized Quarterly Cash Distribution for the three months ended	Date of record of Common and General Partnership unit Unitholders	Payment of Distribution	$/ Unit	Amount of the declared distribution
January 2020	December 31, 2019	February 11, 2020	February 13, 2020	$0.30	$3,365
April 2020	March 31, 2020	May 11, 2020	May 14, 2020	$0.30	$3,366
July 2020	June 30, 2020	August 10, 2020	August 13, 2020	$0.05	$562
October 2020	September 30, 2020	November 9, 2020	November 13, 2020	$0.05	$579
January 2021	December 31,2020	February 9, 2021	February 12, 2021	$0.05	$579
April 2021	March 31, 2021	May 11, 2021	May 14, 2021	$0.05	$1,127
July 2021	June 30, 2021	August 9, 2021	August 12, 2021	$0.05	$1,368
October 2021	September 30, 2021	November 8, 2021	November 12, 2021	$0.05	$1,541
January 2022	December 31,2021	February 9, 2022	February 11, 2022	$0.05	$1,541
April 2022	March 31, 2022	May 9, 2022	May 12, 2022	$0.05	$1,541
July 2022	June 30, 2022	August 9, 2022	August 12, 2022	$0.05	$1,541
October 2022	September 30, 2022	November 8, 2022	November 10, 2022	$0.05	$1,540
January 2023	December 31, 2022	February 10, 2023	February 14, 2023	$0.05	$1,540

Navios Partners calculates earnings/(losses) attributable to Navios Partners’ unitholders per unit by allocating reported net income/(loss) attributable to Navios Partners’ unitholders for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) attributable to Navios Partners’ unitholders per common unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings attributable to Navios Partners’ unitholders per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net earnings/(loss) attributable to Navios Partners’ unitholders per unit undistributed is determined by taking the distributions in excess of net income/(loss) and allocating between common units and general partnership units on a 98%-2% basis. There were no options or phantom units outstanding during each of the years ended December 31, 2022, 2021 and 2020.

Table of Contents	F- 68

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net income / (loss) attributable to Navios Partners’ unitholders	$579,247	$516,186	$(68,541)
Income / (loss) attributable to:
Common unitholders	$567,662	$505,862	$(67,173)
Weighted average units outstanding basic
Common unitholders	30,155,148	22,620,324	10,966,518
Earnings/ (losses) per unit basic:
Common unitholders	$18.82	$22.36	$(6.13)
Weighted average units outstanding diluted
Common unitholders	30,156,149	22,663,240	10,966,518
Earnings/ (losses) per unit diluted:
Common unitholders	$18.82	$22.32	$(6.13)
Earnings per unit distributed basic:
Common unitholders	$0.20	$0.20	$0.45
Earnings per unit distributed diluted:
Common unitholders	$0.20	$0.20	$0.45
Earnings/ (losses per unit) - undistributed basic:
Common unitholders	$18.62	$22.16	$(6.58)
Earnings/ (losses) per unit undistributed diluted
Common unitholders	$18.62	$22.12	$(6.58)

Potential common units of 1,001 and 42,916 for the years ended December 31, 2022 and 2021, respectively are included in the calculation of earnings attributable to Navios Partners’ unitholders per unit diluted. Potential common units of 92,699 relating to unvested restricted common units for the year ended December 31, 2020 have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of earnings/ (losses) attributable to Navios Partners’ unitholders per unit diluted.

NOTE 21 – OTHER INCOME - OTHER EXPENSE

As of December 31, 2020, the amount of $2,697 relating to settlement of claims and recovery of other receivables of one of the Company’s vessels is included under the caption “Other income” of the Consolidated Statements of Operations.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. In April 2021, Navios Holdings paid an amount of $5,000 to Navios Partners. As of each of December 31, 2022 and 2021, there were no outstanding claim receivable amount.

Table of Contents	F- 69

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 22 – LEASES

Time charter out contracts and pooling arrangements

The Company's contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Panamax vessel of 82,011 dwt, for a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On May 28, 2021 and June 10, 2021, Navios Partners took delivery of the Navios Amitie and the Navios Star, two 2021-built Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

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

On August 30, 2021, Navios Partners took delivery of the Nave Electron, a 2021-built VLCC vessel of 313,329 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. The Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On July 5, 2022, Navios Partners took delivery of the Nave Celeste, a 2022-built VLCC vessel of 313,418 dwt, for a 12-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners recognized the following operating leases:

On July 29, 2022, Navios Partners took delivery of the Navios Horizon I, a 2019-built Panamax vessel of 81,692 dwt for a remaining one-year charter-in agreement, the Navios Gemini, a 2018-built Panamax vessel of 81,704 dwt for a remaining one-year charter-in agreement, the Navios Venus, a 2015-built Handymax vessel of 61,339 dwt for a remaining two-year charter-in, and the Navios Lyra, a 2012-built Handysize vessel of 34,718 dwt, for a remaining one-year charter-in agreement, all with de-escalating purchase options. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized for each vessel an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability, increased with the allocated excess value, adjusted for (i) the carrying amount of the straight-line effect of the liability (if any) and (ii) the favorable and unfavorable lease terms derived from the charter-in agreements.

Table of Contents	F- 70

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Baghdad, the Erbil, the Navios Horizon I, the Navios Gemini, the Navios Venus and the Navios Lyra, and 4% for the Nave Electron.

As of December 31, 2022 and December 31, 2021 the unamortized balance of the operating lease liability amounted $311,115 and $243,804, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the Consolidated Balance Sheets. Right-of-use assets amounted $323,048 and $244,337 as at December 31, 2022 and December 31, 2021, respectively, and are presented under the caption “Operating lease assets” in the Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the years ended December 31, 2022, 2021 and 2020 amounted to $50,972, $12,757, and $2,086, respectively, and is presented under the caption “Time charter and voyage expenses” in the Consolidated Statements of Operations.

For the years ended December 31, 2022, 2021 and 2020, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $86,580, $36,305 and $4,983, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations.

As of December 31, 2022 and 2021, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its operating lease assets and that step one of the impairment analysis was not required.

As of December 31, 2020, the Company proceeded with step one of impairment assessment of the unamortized balance of the Right-of-use asset in relation to vessel Navios Libra. The undiscounted projected net operating cash flows exceed the carrying value of the right-of-use asset.

No impairment loss was recognized as of each of December 31, 2022, 2021 and 2020.

As of December 31, 2022, the weighted average useful life of the remaining operating lease terms was 9.6 years.

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of December 31, 2022:

Year ending December 31,	Amount
2023	$56,236
2024	44,991
2025	38,362
2026	38,251
2027	37,463
2028 and thereafter	186,416
Total	$401,719
Operating lease liabilities, including current portion	$311,115
Discount based on incremental borrowing rate	$90,604

Table of Contents	F- 71

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to Note 11 – Borrowings, and Note 7 – Vessels, net, respectively.

For the years ended December 31, 2022, 2021 and 2020 the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $40,936, $0 and $0, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations.

As of December 31, 2022, the management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ finance lease assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations As a result, an impairment assessment of finance lease assets (step one) was performed.

No impairment loss was recognized as of December 31, 2022.

As of December 31 2022, the weighted average useful life of the remaining finance lease terms was 6.3 years.

The table below provides the total amount of lease payments and options to acquire vessels on an undiscounted basis under the Company’s finance leases as of December 31, 2022:

Year ending December 31,	Amount
2023	$119,906
2024	39,002
2025	108,749
2026	22,994
2027	22,566
2028 and thereafter	197,332
Total	$510,549
Finance lease liabilities, including current portion (see Note 11– Borrowings)	$389,007
Discount based on incremental borrowing rate	$121,542

Bareboat charter-out contract

Subsequently to the charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of ten years for the Baghdad and the Erbil and an extra optional period of five years, for both vessels, and for a firm period of up to two-years for the Nave Celeste. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the arrangements are operating leases.

The Company recognizes in relation to the operating leases for the charter-out agreements the charter-out hire income in the Consolidated Statements of Operations on a straight-line basis. As of December 31, 2022, 2021 and 2020 the charter hire income (net of commissions, if any) amounted to $26,419, $7,031 and $0, respectively, and is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations.

Table of Contents	F- 72

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 23 – SUBSEQUENT EVENTS

Acquisition of vessels

On March 6, 2023, Navios Partners acquired from an unrelated third party, the Navios Felix, a previously chartered-in 2016-built scrubber-fitted Capesize vessel of 181,221 dwt for a contract price of $40,121.

On February 5, 2023, Navios Partners took delivery of the Navios Meridian, a 2023-built Panamax vessel of 82,010 dwt. (See Note 16 – Commitments and Contingencies).

Sale of vessels

On March 17, 2023, Navios Partners agreed to sell the Navios Libertas, a 2007-built Panamax vessel of 75,511 dwt, to an unrelated third party, for a sales price of $13,800. The sale is expected to be completed during the second quarter of 2023.

On February 6, 2023, Navios Partners agreed to sell the Serenitas N, a 2011-built Ultra-Handymax vessel of 56,644 dwt, to an unrelated third party, for a sales price of $12,250. The sale is expected to be completed during the second quarter of 2023.

On February 6, 2023, Navios Partners agreed to sell the Nave Photon, a 2008-built VLCC vessel of 297,395 dwt, to an unrelated third party, for a sales price of $53,000. The sale was completed on March 3, 2023.

On January 3, 2023, Navios Partners agreed to sell the Aurora N, a 2008-built LR1 Product Tanker vessel of 63,495 dwt, to an unrelated third party, for a sales price of $22,500. The sale is expected to be completed during the second quarter of 2023.

The aggregate gain on sale of the above vessels and the committed sales of the Navios Amaryllis, the Star N and the Nave Dorado (see Note 7 – Vessels, net) is expected to be approximately $44,433.

Financing arrangements

In February 2023, Navios Partners completed a $32,000 sale and leaseback transaction with an unrelated third party, in order to finance one drybulk vessel. The sale and leaseback transaction matures ten years from the date of the delivery of the vessel by the owners to the charterer and bears interest at Libor plus 200 bps per annum.

In February 2023, Navios Partners entered into a new credit facility with a commercial bank for a total amount of up to $161,600 in order to finance part of the contract price of four newbuilding container vessels, currently under construction. The credit facility matures ten years after drawdown and bears interest at SOFR plus 170 bps per annum.

Table of Contents	F- 73

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

SIGNATURES

The registrant herby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: March 24, 2023

Table of Contents	199