Form 20-F
period 2023-12-31
Navios Maritime Partners L.P.
filed 2024-04-03
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________

FORM 20-F
_________________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

300 Madison Ave.

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to pay quarterly cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our ability to take delivery of, integrate into our fleet, and employ additional vessels, whether secondhand, or any newbuildings we may order in the future;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, liquid and dry cargo commodities;

•	volatility in interest rates, including Secured Overnight Financing Rate (“SOFR”);

•	our ability to maintain long-term relationships with major commodity traders, oil majors, operators and liner companies;

•	our ability to leverage the scale, experience, reputation and relationships of our managers, namely Navios Shipmanagement Inc. (the “Manager”), and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) and our affiliates, including Navios Maritime Holdings Inc. (“Navios Holdings”);

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreements, (the “Management Agreements”) with the Managers and the administrative services agreement (the “Administrative Services Agreement”) with the Manager and for reimbursements for fees and costs of our general partner;

Table of Contents	2

•	estimated future maintenance and replacement capital expenditures;

•	future sales of our common units in the public market;

•	the cyclical nature of the international shipping industry;

•	fluctuations in charter rates for tanker vessels, dry bulk carriers and containerships (“Dry Cargo”);

•	the number of newbuildings currently under construction;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels;

•	global economic outlook and growth and changes in general economic and business conditions;

•	domestic and international political conditions, including wars, pandemics, terrorism and piracy;

•	public health threats;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization (the “IMO”) and the European Union (sometimes referred to as “EU”), or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unitholders;

•	expected demand in the shipping sectors in which we operate in general and the demand for our Drybulk, Container and Tanker vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and

•	other factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Item 3. Key Information”.

The risks and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond our control and many of which have been and many further be, exacerbated by the Ukrainian/Russian and Israeli/Gaza conflicts, the attacks in the Red Sea and in the Gulf of Aden and the impact they have had on the global economy. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

The following summarizes certain risks that may materially affect our business, financial condition or results of operations. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our securities.

Summary of Risk Factors

Risks Relating to Our Business and our Industry

•	Our growth depends on continued growth in demand for dry bulk commodities, liquid cargo, finished or semi-finished goods, and the shipping of drybulk cargoes, containers as well as crude oil, petroleum products and other liquid cargoes.

•	The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values. Charter hire rates have significantly declined from historically high levels recently, are volatile and may remain depressed or reach low levels or decrease in the future, which may adversely affect our earnings, revenue, profitability and ability to pay distributions.

•	A decrease in the level of China’s imports of raw materials, exports of goods, or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

•	Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.

•	Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

•	An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

•	While we favor longer term charters for all the tanker, dry bulk and container vessels we own or control, we may from time to time have to rely on chartering our vessels in the spot market either because our charter ended during a period of weak demand or we need to reposition a vessel out of a geographically or seasonally disadvantaged position. Additionally some of the longer term charters we have are indexed to spot rates. Spot market rates for tanker, dry bulk and container vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market or those that may be chartered under index linked charters.

•	Our growth depends on our ability to expand relationships with existing customers, obtain new customers and enter new shipping sectors, for which we will face substantial competition from new entrants and established companies with significant resources.

•	We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Table of Contents	4

•	Delays in deliveries of secondhand or newbuilding vessels, cancellations or non-completion of deliveries could harm our business, financial condition and results of operations.

•	The loss of a customer, charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.

•	The aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.

•	A number of third party owners have ordered so-called “eco-type” vessel designs or have retrofitted scrubbers to remove sulfur from exhaust gases, which may offer substantial bunker cost savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of “eco-type” or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

•	As of January 2024, all passenger and commercial cargo vessels over 5,000 gross tons entering or trading within the European Union (EU) and the European Economic Area (EEA) will have to comply with provisions of the EU Emissions Trading System (ETS). In 2025, allowances for 40% of the 2024-emissions in the EU and EEA will have to be surrendered. As owners we are by default the responsible entity, and have to ensure that allowances are surrendered. This means that we have to either receive allowances from charterers or purchase and use EU ETS emissions allowances for the CO2 emitted during voyages within and during voyages that enter and exit the EU / EEA. We may be subject to penalties, fines or other consequences if we do not surrender sufficient ETS emissions allowances for any one particular year.

•	Our vessels may suffer damage or unexpected drydocking costs or be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

•	The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our financing arrangements, resulting in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results. Depressed vessel values could also cause us to incur impairment charges. If vessel values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less or no cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

•	We may be subject to litigation that, if not resolved in our favor or not sufficiently insured against, could have a material adverse effect on us.

•	Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

•	Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

•	Our growth depends on continued growth in demand for crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.

•	We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

•	An oversupply of vessel capacity may depress charter rates, which may affect our ability to operate our vessels profitably.

•	Fuel price fluctuations may have an adverse effect on our profits.

Table of Contents	5

•	We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident.

•	Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

•	We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

•	Changing laws and evolving reporting requirements could have an adverse effect on our business, including the Environmental, Social and Governance (“ESG”) disclosure rules in the U.S. and European Union.

•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU, the UK and other jurisdictions/authorities.

•	We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

•	The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

•	Disruptions in global financial markets, terrorist attacks, regional armed conflicts, general political unrest, economic crisis, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

•	Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

Risks Relating to Our Indebtedness

•	We may be unable to obtain additional financing and our debt levels may limit our ability to do so and pursue other business opportunities, and our interest rates under our financing arrangements may fluctuate and may impact our operations.

•	We are exposed to volatility in interest rates, including SOFR.

•	Our credit facilities and certain financial liabilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

Risks Relating to Our Units

•	Our board of directors may not declare cash distributions in the foreseeable future.

•	Any dividend payments on our common units would be declared in U.S. dollars, and any unit holder whose principal currency is not the U.S. dollar would be subject to risks of exchange rate fluctuations.

•	The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

•	The price of our common units may be volatile.

•	Increases in interest rates may cause the market price of our common units to decline.

•	Substantial future issuance and sale of our common units in the public market, including through our continuous offering sales program, could cause the price of our common units to fall, and would dilute your ownership interests.

•	Unitholders may be liable for repayment of distributions.

•	Common unitholders have limited voting rights and our partnership agreement restricts the voting rights of common unitholders owning more than 4.9% of our common units.

Table of Contents	6

Risks Relating to Our Organizational Structure, Taxes and Other Legal Matters

•	Navios Holdings and their affiliates may compete with us.

•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions.

•	We depend on the Managers to assist us in operating and expanding our business.

•	The loss of key members of our senior management team could disrupt the management of our business.

•	The Managers may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased costs for its employees and crew and other vessel operating costs.

•	We may be subject to taxes, which may reduce our cash available for distribution to our unitholders.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

•	We may have to pay tax on U.S.-source income, which would reduce our earnings.

•	Actions taken by holders of our common units could result in our (and certain of our non-U.S. subsidiaries) being treated as a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.

•	You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

•	Our diverse lines of business may have an impact on our tax treatment in the countries in which we operate, which could result in a significant negative impact on our earnings and cash flows from operations.

•	We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

•	Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

•	We rely on the master limited partnership structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.

•	Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

•	Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

•	Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to a third party without common unitholder consent.

•	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if our public unitholders are dissatisfied, they will need a qualified majority to remove our general partner.

•	Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

•	We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

•	Our management will have broad discretion with respect to the use of the proceeds resulting from the issuance of common units whether under a continuous offering program or a secondary offering.

•	Our general partner and its affiliates, which includes Angeliki Frangou, own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.

•	Our officers face conflicts of interest and conflicts in the allocation of their time to our business.

•	Fees and cost reimbursements, which the Managers determine for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

Table of Contents	7

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

We anticipate that the future demand for our drybulk carriers, container and tanker vessels and their charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India and Brazil. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk and tanker trades and the demand for drybulk vessels and tankers. The Asia Pacific and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the Organisation for Economic Co-operation and Development (“OECD”) and worldwide. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in demand of such drybulk, tanker and container shipping trades. For example, recent slowdowns of the Chinese economy had adversely affected demand for bulk carriers for most of 2023. Recent spot and period rates have risen but are currently at levels below their peaks in the fall of 2021, however asset values have increased. There is no guarantee that the charter rates or asset prices will remain at elevated levels and may decline. Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the uncertainty surrounding the future of the Eurozone; the economic prospects of the United States (sometimes referred to as the “U.S.”); the future economic growth of China, Brazil, India, and other emerging markets; the current armed conflict between Russia and Ukraine, the Israel’s war on Gaza and the attacks in the Red Sea; and changing oil production and consumption patterns due to pandemics, war, efficiencies, environmental concerns, new technologies and government policy changes are all expected to affect demand for drybulk carriers, container vessels, and product and crude tankers going-forward.

The past 2008 global financial crisis, the continuing U.S. shale production expansion and the effects of COVID-19 have intensified the unpredictability of tanker rates. Furthermore, the extension of refinery capacity in China, India and particularly the Middle East during 2022 to 2024 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Changes in product trading patterns due to the implementation of the IMO 2020 sulfur reduction rules and closure of refineries due to the pandemic should increase trade in refined oil products. Changes in crude and product trading patterns due to the armed conflict between Russia and the Ukraine may remain long after the conflict is resolved and sanctions are removed, which should increase ton miles and therefore the demand for such vessels. In the short term, the recent increase in attacks in the Red Sea may increase voyage length which may increase vessel time charter rates, particularly for tankers and containerships although all shipping will be affected if such attacks continue to cause ships to avoid the use of the Red Sea and transits of the Suez Canal.

If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies or a change in policies favoring less oil consumption in favor of renewable energy sources or similar may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

Table of Contents	8

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

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have declined significantly from historically high levels. For example, in the past time charter and spot market rates for drybulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 26 key drybulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI showed improvement since then, in the last two years it has ranged from a low of 530 in February 2023 to a high of 3,369 in May 2022, and at 2,196 on March 22, 2024 it remains at average compared to historical highs and there can be no assurance that the drybulk charter market will not decline further.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a $/day per twenty-foot equivalent units (“TEU”) weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2020, the Containership Timecharter Rate Index stood at 61 points, hit a bottom of 41 points as of the end of June 2020 and then rose to an all time high of 434 as of the beginning of April 2022. Since then the Containership Timecharter Rate Index has fallen to 94 in the middle of March 2024. Current container charter rates are at rates that are above pre-pandemic levels but there is no guarantee that they will remain elevated and could return to average or below average levels when they fall.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Exchange Dirty Tanker Index (BDTI) declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2022, it has traded between a low of 679 and a high of 2,496; as of March 22, 2024, it stood at 1,161. The Baltic Exchange Clean Tanker Index (BCTI) fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between a low of 543 and a high of 2,143 since January 2022 and stood at 1,233 as of March 22, 2024. Tanker charter rates for VLCCs, LR1s and MR2s experienced the lowest annual average time charter earnings on record in 2021, although current rates are higher than those recorded lows. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to a record 13 million barrels per day in June 2020 and stood at 11.0 million barrels per day in February 2024. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by over 1,100% from 0.4 million barrels per day to a record 4.8 million barrels per day in March 2023; and averaged 4.5 million barrels per day in December 2023. The U.S. has steadily increased its total petroleum product exports by about 580% to a record 7.0 million barrels per day in December 2023 from one million barrels per day in January 2006.

If the drybulk, tanker or container shipping industries, which have been highly cyclical and volatile, are depressed in the future when our charters expire or when we are otherwise seeking new charters, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity. However, the drybulk, tanker and containership rate cycles have peaked and have fallen to low points at different times, which may mitigate overall cash flow reductions. We cannot give any assurance that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay distributions to our unitholders. Our ability to re-charter our vessels upon the expiration or termination of their current charters, or on vessels that we may acquire in the future, as well as, the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities or manufactured goods.

Table of Contents	9

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

Factors that influence demand for vessels capacity include:

•	global and regional economic and political conditions, including armed conflicts, wars and terrorist activities (including piracy), embargoes and strikes;

•	global or local health related issues including disease outbreaks or pandemics;

•	disruptions and developments in international trade, including the effects of currency exchange rate changes and any differences in supply and demand between regions;

•	changes in seaborne and other transportation patterns;

•	supply and demand for energy resources, drybulk products, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	supply and demand for commodities shipped in Dry Cargo vessels;

•	supply and demand of liquid cargoes, including petroleum and petroleum products;

•	changes in global production of raw materials, semi-finished or finished goods and products transported by containerships;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	the distance drybulk, liquid cargo or containers are to be moved by sea, including changes in the distances over which cargo is transported due to geographic changes where commodities are produced, manufactured, refined or used or due to sanctions or restrictions due to geopolitical issues, embargoes, wars or other conflicts;

•	fuel prices for the bunker fuel used aboard ships;

•	whether the vessel is equipped with scrubbers or not;

•	natural or man-made disasters or actions that affect the ability of our vessels to use certain waterways;

•	waiting days in ports or port congestion generally due to any causes;

•	the globalization of manufacturing and all developments in international trade;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	any weather events affecting production or consumption or movements at sea or through canals or any waterways and crop yields;

•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes (including the application of stimulus programs or withdrawal of same), import and export restrictions, including sanctions, trade wars, central bank policies and pollution conventions or protocols, including any limits on CO2 emissions or the consumption of carbon based fuels due to climate change agreements or protocols or the imposition to comply with the provisions of the European Union (EU) Emissions Trading System (EU ETS) which may have the effect of changing trading patterns on certain commodities or finished or semi-finished goods or decreasing vessels willing to trade into and out of the EU;

•	political developments, including changes to trade policies and or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to conflicts, wars, banking, financial, economic or health crises;

•	domestic and foreign tax policies;

•	armed conflicts and terrorist activities;

•	competition from alternative sources of energy and/or governmental policies encouraging the use of such alternatives (including the replacement of fossil fuels, such as coal or oil or gas, with renewables for industrial or consumer use);

•	international sanctions, embargoes, strikes and nationalizations; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are out of service (including any held in quarantine or waiting for crew changes due to health related or other restrictions or those vessels impounded or restricted from movement due to any war, lockout, lack of insurance or other political measure), namely those that are laid-up, drydocked, awaiting or undergoing repairs or otherwise not available or prevented from being available for hire;

•	the scrapping rate of older vessels;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals or closure or blockage of any waterway due to accidents, war, piracy, weather or any other reason;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	weather;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to drybulk cargo and the reverse conversion;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	changes in environmental and other regulations and standards (including IMO rules requiring a reduction in the use of high sulfur fuels, the fitting of additional ballast water treatment systems and rules intended to reduce CO2 emissions, including the EU ETS) that limit the profitability, operations or useful lives of vessels;

•	the price of steel, fuel and other raw materials; and

•	the economics of slow steaming.

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

Historically, the drybulk, tanker and containership markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for vessel capacity. The consequences of any future global economic crisis may further reduce demand for transportation of dry and liquid commodities and finished or semi-finished goods over long distances and supply of ships that carry those dry and liquid commodities and finished or semi-finished goods, which may materially affect our future revenues, profitability and cash flows. In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers. Armed conflicts, wars and insurrections could also adversely impact our operations and the operations of our customers. We anticipate that the future demand for our vessels will be dependent upon economic growth in all of the world’s economies, particularly China and India, seasonal and regional changes in demand, changes in the capacity of the global dry, tanker and container fleets and the sources and supply of drybulk, liquid or containerized cargo to be transported by sea.

Table of Contents	10

A decrease in the level of China’s imports of raw materials, exports of goods, or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. For example, in 2023, China imported 1.161 billion tons of iron ore by sea out of a total of 1.543 billion tons shipped globally, accounting for about 75% of the global seaborne iron ore trade. While it accounted for approximately 27% of seaborne coal movements of coal in 2023 according to current estimates (359 million tons imported compared to 1.315 billion tons of seaborne coal traded globally), and 25% of all crude oil shipped globally in 2023 (508 million tons imported compared to 2.022 billion tons of seaborne crude oil traded globally). Our drybulk vessels, tankers and containerships are deployed by our charterers on routes involving trade in and out of emerging markets, and our charterers’ revenue may be derived from the shipment of goods within the Asia Pacific region and to or from various overseas export markets. Any reduction in or hindrance to China-based importers or exporters could have a material adverse effect on the growth rate of China’s imports and exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal and Chinese-made goods, or increasing consumption of natural gas or banning imports of coal or other commodities from certain countries to China or increasing the production of electricity from renewable resources or changing any policy to promote domestic consumption which decreases imports or exports of raw materials or finished goods.

This may have the effect of (i) reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for drybulk or tanker shipping, and (ii) reducing the supply of goods available for export and may, in turn, result in a decrease of demand for drybulk, tanker or container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change, reversal or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. The conflict between Ukraine and Russia, the war and any sanctions resulting therefrom, Israel’s war in Gaza, the attacks in the Red Sea, the pandemic and ongoing global trade war between the U.S. and China may contribute to an economic slowdown in China.

In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact the shipping industry. For example, the possibility of the introduction of impediments (including any sanctions) to trade with or within the European Union member countries in response to wars, conflicts or increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China. Political events such as a global trade war or any moves by either China, the United States or the European Union to levy additional tariffs on imported goods as part of protectionist measures or otherwise, could decrease shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

China has enacted a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Table of Contents	11

Similarly, an extension or expansion or recurrence of the recent worldwide pandemic, or withdrawals or changes to economic stimulus packages or initiations or endings to local lockdowns or quarantines by China or other nations to combat the pandemic may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods including petroleum products and manufactured products to be shipped from or through China or imports of commodities including iron ore, coal, grain and crude oil to China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Any sanctions levied against Russia or any other country involved in a conflict that affect or begin to affect China or other nations involved in commodity or manufactured goods trades which have the effect of raising prices for such goods or causing economic downturns due to such price rises which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Partnership – B. Business Overview – Economic Sanctions and Compliance”.

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

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and Atlantic basin crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or Atlantic basin regions;

•	increased demand for crude oil in the Arabian Gulf or Atlantic basin regions;

•	a decision by OPEC or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf, Red Sea, Gulf of Aden or Atlantic basin including West Africa and political or armed conflicts or sanctions anywhere that affect demand for crude oil from these regions or other factors;

•	economic and pandemic related crises that decrease oil demand generally;

•	changes to oil production in other regions, such as the United States, Russia and Latin America, including those production changes caused by war, conflict or sanctions; and

•	the development and the relative costs of nuclear power, natural gas, coal, renewables and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or Atlantic basin may materially adversely affect our financial performance.

Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

According to the 2023 Annual Energy Outlook published in March 2023 by the US Energy Information Agency (“EIA”): Although domestic consumption of petroleum and other liquids does not increase through 2040 across most cases, U.S. petroleum and other liquids production remains high because of increased exports of finished products in response to growing international demand. In all cases, the EIA projected that the United States will remain a net exporter of petroleum products through 2050. Crude oil imports remain relatively flat in the Reference case but vary widely in the side cases. This wide range in imports is mainly due to the tradeoff between domestic production and imports. In the Low Oil and Gas Supply case, crude oil imports increase significantly, partially to account for falling domestic crude oil production. The opposite occurs in the High Oil and Gas Supply case, in which increased domestic production balances lower crude oil imports. Similarly in the annual World Energy Outlook (October 2023), the International Energy Agency (“IEA”) forecast that North American crude oil output will expand by 2.7 million barrels per day (“MBPD”) to 28.3 MBPD by 2030 from 25.6 MBPD in 2022 in their Stated Policies Scenario (STEPS) while the Middle East increases production by about 2.8 MBPD by 2030 (from 31.0 to 33.8 MBPD). Brazil and Guyana will lead South American to increase oil production by 2.7 MBPD by 2030 adding to Atlantic Basin supply. Eurasian production, led by Russia will fall by 0.8 MBPD. In total North, Central and South American production will increase by 5.4 MBPD to 2030; 93% more than the Middle East’s increase of 2.8 MBPD. Global oil demand rises to 101.5 MBPD in 2030 from 96.5 MBPD in 2022, with China, India and Southeast Asia together accounting for about 96% of the increase in global demand while demand in advanced economies falls by 4.1 MBPD to 2030 which will continue the trend of shipping more Atlantic Basin oil to China, India and Other Asian countries.

Table of Contents	12

In recent years the share of total U.S. consumption met by imports, including both crude oil and products (excluding biofuels), has been decreasing since peaking at over 68% in 2008 according to BP/Energy Institute’s 2023 Statistical Review and stood at 44% for 2022. EIA statistics show that U.S. crude oil imports fell 14% to an average of 5.9 MBPD in 2020 under the 6.8 MBPD for 2019 but have risen steadily since then but still remain below 2019 imports (6.1 MBPD (4%) in 2021, 6.3 MBPD (3%) in 2022 and 6.5 MBPD in 2023 (3%)), the average imports are still below the June 2005 peak of 10.8 MBPD. EIA statistics note that U.S. crude oil exports have risen steadily since the ban on exports was lifted in 2015 reaching an all-time high of 4.8 MBPD in March 2023 and stood at 4.5 MBPD in December 2023, which was a very significant increase over the most recent low of 9,100 barrels per day exported in 2002 on average. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. In past years, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Concerns regarding terrorist threats from groups in Europe (or anywhere) and the refugee crisis or any investment legislation that favors domestic production or production from friendly nations may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. Deteriorations in the global economy have caused, and may continue to cause, decreases in worldwide demand for dry and liquid cargoes and certain goods shipped in containerized form.

Uncertainty has been created about the future relationship between the United States, the European Union, China, Russia and other importing and exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, the costs of such delivery and (iv) the risks associated with exporting or importing goods. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China or between Russia and other countries. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

Table of Contents	13

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

We may deploy at least some of our product tankers, chemical tankers and Very Large Crude Carriers (“VLCCs”) in the spot market directly or in pools. Although spot chartering is common in the product, chemical and VLCC sectors, product tankers, chemical tankers and VLCC charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil, oil products and chemicals, as well as tanker supply. World oil demand is influenced by many factors, including international economic activity (including reactions to any economic or health crises or conflicts); geographic changes in oil production, weather and seasonal demand, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China.

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

Currently, spot charter hire rates are above operating costs for all tanker, dry bulk and container vessel sizes and there is no assurance that the charter market for any of these vessels will rise over the next several months or will not decline. A decrease in spot rates may decrease the revenues and cash flow we derive from vessels employed in pools or on index linked charters. Such volatility in pool or index linked charters may be mitigated by any minimum rate due to us that we negotiate with our charterers.

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

Long-term time charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator’s environmental, health and safety record and acceptability to charterers;

•	the acceptability of the vessel due to its history;

•	compliance with the IMO or carbon intensity rules or standards and the heightened industry standards that have been set by some energy companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price and other commercial terms.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the tanker, containership and drybulk sectors. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters, as well as for the acquisition of high-quality secondhand vessels and newbuilding vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market.

Additionally, the consolidation among liner companies and the creation of alliances among liner companies have increased their negotiation power and oil companies facing declining fossil fuel use in the developed world may decrease the number of long term charters that they hold. However, participation in three shipping sectors should mitigate some of the volatility inherent in a focus on one particular market and allow us access to long term charter deals or asset purchases when single market competitors may be constrained.

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

Table of Contents	15

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

Delays in deliveries of secondhand or newbuilding vessels, cancellations or non-completion of deliveries could harm our business, financial condition and results of operations

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed. In addition, under charters that are related to a newbuilding, delays in our delivery of the newbuilding to our customer could result in liquidated damages payable to a customer, and for prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. We do not derive any revenue from a vessel until after its delivery and will be required to pay substantial sums as progress payments during construction of a newbuilding. While we expect to have refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by us, there is the potential that we may not be able to collect all or any portion of such refund guarantees, in which case we would lose the amounts of monies we have advanced to the shipyards for such progress payments.

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

If the delivery of any secondhand vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, we could sustain significant losses and our business, financial condition and results of operations could be adversely affected.

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

For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of our total revenues. For the year ended December 31, 2021, Singapore Marine Pte. Ltd (“Singapore Marine”) represented approximately 14.5% of our total revenues. The charterers in the containership sector consist of a limited number of liner companies and the charterers in the tanker sector consist of a limited number of oil companies and oil traders. The combination of any surplus of vessel capacity, the expected entry into service of new technologically advanced vessels, and the expected increase in the size of the world dry bulk, tanker and container fleets over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of capacity available at lower charter rates and lack of demand for our customers could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. The number of leading liner companies which are part of our client base may continue to shrink and we may depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unitholders.

Table of Contents	17

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

All of our drybulk vessels’ charters are scheduled to expire on dates ranging from March 2024 to January 2029. All of our tankers’ charters are scheduled to expire on dates ranging from March 2024 to May 2031. All of our containerships’ charters are scheduled to expire on dates ranging from April 2024 to January 2037.

If, upon expiration or termination of these or other contracts, long-term charter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

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

As of March 19, 2024, the vessels in our fleet had an average age of approximately 9.6 years, on a dwt and fully delivered fleet basis, when drybulk and tanker vessels have an expected life of approximately 25 years and containerships have an expected life of approximately 30 years and we may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine and other technologies. As our fleet ages, we will incur increased costs. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter our vessels due to their age, it could materially adversely affect our earnings.

A number of third party owners have ordered so-called “eco-type” vessel designs or have retrofitted scrubbers to remove sulfur from exhaust gases, which may offer substantial bunker cost savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of “eco-type” or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

New eco-type vessel designs or scrubber retrofits purport to offer material bunker cost savings compared to older designs, including certain of our vessels. Fitting scrubbers will allow a ship to consume high sulfur fuel oil (“HSFO”) which, to date, has been cheaper than the low sulfur fuel oil (“LSFO”) that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Depending on the magnitude of the difference in prices between LSFO and HSFO, such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of our fleet which may not have scrubbers. As the supply of such “eco-type” or scrubber retrofitted vessels increases, if the differential between the cost of HSFO and LSFO remains high, or if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-”eco-type”, non-scrubber retrofitted vessels, impair our ability to re-charter such vessels at competitive rates and have a material adverse effect on our business, financial condition, cash flows and results of operations.

Table of Contents	18

As of January 2024, all passenger and commercial cargo vessels over 5,000 gross tons entering or trading within the European Union (EU) and the European Economic Area (EEA) will have to comply with provisions of the EU Emissions Trading System (ETS). In 2025, allowances for 40% of the 2024-emissions in the EU and EEA will have to be surrendered. As owners we are by default the responsible entity, and have to ensure that allowances are surrendered. This means that we have to either receive allowances from charterers or purchase and use EU ETS emissions allowances for the CO2 emitted during voyages within and during voyages that enter and exit the EU / EEA. We may be subject to penalties, fines or other consequences if we do not surrender sufficient ETS emissions allowances for any one particular year.

As of June 5, 2023, the EU rules on green house gas emissions from ships came into force. These rules specify that starting on January 1, 2024, the registered owners (or, if responsibility has been transferred, the ISM-company) have to surrender EU ETS emission allowances for CO2-emissions from vessels trading in EU/EEA waters and those trading in and out. Since the ETS-rules are specified in a directive, each member state will have to implement these rules into national legislation. The rules which now will become applicable for shipping companies are similar to the rules for the other ETS sectors (including power plants). The goal of these rules is to reduce emissions and boost demand for marine renewable and low carbon solutions. As these rules are new to shipping, it is unknown exactly how their implementation will affect the industry. While owners are responsible for surrendering the ETS allowances, it is the charterers that direct ships on trades that could enter or leave the EU. As a result, charterers should provide or cause to be provided enough ETS allowances to cover affected voyages or provide sufficient funds within the agreed commercial terms of the charter for the owner to be able to purchase such allowances. If our charterers do not provide enough ETS allowances or sufficient funds to purchase these allowance, we may have to purchase the allowances which may reduce our cash flow. Whilst we have included protective clause in our charter agreements,if charterers do not agree with the calculations of the needed allowances or there is an increase in cost of the allowances between the time that the allowances are incurred and the time that they are purchased, we may be subject to additional costs which could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unitholders.

Our vessels may suffer damage or unexpected drydocking costs or be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

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

For more information on “off-hire” see “Item 4. Information on the Partnership - B. Business Overview – Off-hire.”

Table of Contents	19

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

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. Our financing arrangements contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and loan to value ratio covenants. As of December 31, 2023, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

Table of Contents	20

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

We must make substantial capital expenditures to maintain and replace, over the long term, the operating capacity of our fleet. We generally expect to finance these maintenance capital expenditures with cash balances or financing arrangements. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of our labor and materials, the cost of suitable replacement vessels, customer/market requirements, increases in the size of our fleet, the length of charters, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment, competitive standards, and the age of our ships. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy and regular fleet renewals. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect on the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2023, the value of the U.S. dollar as compared to the Euro decreased by approximately 3.5% compared with the respective value as of December 31, 2022. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers’ security measures, allowing an attacker access to proprietary information from our company including our employees’, customers’ and suppliers’ data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating, fixed or submerged objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the associated liabilities.

There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery and war risk insurance covering damage to our vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

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

Our growth strategy depends in part on expansion in the crude oil, product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;

•	refining or production capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures or pollution reduction measures or those intended to reduce global warming;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions or health conditions (including changes to trade policies, decreases or withdrawals of stimulus measures meant to counteract the effect of economic or health or other crises, wars or other conflicts and any resulting sanctions), particularly in oil-consuming or producing regions, which could reduce energy consumption or its growth or affect trading patterns negatively.

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

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of March 2024, newbuilding orders had been placed for an aggregate of about 9% of the existing global drybulk fleet, with deliveries expected during the next three years. That is close to the all-time low of 7% recorded in February 2021 (on records dated from January 1996), but there is no guarantee that the orderbook will continue at these low levels in the future. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet to an all-time low of 8% as of October 2020, but has since increased to 23% as of March 2024 falling from its most recent high of 30% in November 2022. The orderbook remains significantly skewed towards vessels over 8,000 TEU. An oversupply of large newbuilding vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may prolong or further depress current charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

Similarly the market supply of tankers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the start of 2016 to 4% at the beginning of February 2023 but has since increased and stood at 8% as of March 2024. From 2004 through 2010, the tanker orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 48% in September 2008, according to industry data. Since that time, deliveries of previously ordered tankers increased substantially and ordering momentum slowed with the total orderbook declining as a percentage of the existing fleet to an all-time low of 4% in February 2023. An oversupply of newbuilding vessels entering the market, combined with any decline in the demand for crude or product tankers, may prolong or further depress current charter rates and may decrease our ability to charter our tankers when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our tankers at all.

Table of Contents	24

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

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest generally and in oil producing countries and regions, regional production patterns and environmental concerns and regulations. These changes in fuel prices may cause us, depending on the terms of existing charters, to pay additional costs for the fuel on board when our ships are redelivered to us which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions.

We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident.

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, or are registered, which also apply in international waters. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, ship recycling, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. Compliance with these laws, particularly those relating to ballast water management and air emissions requires us to incur costs relating to the installation of certain equipment on our vessels and operational costs. Such investments or operational costs may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is particularly true in the United States, Europe and Australia. Non-compliance with Port State laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (i.e., the regulatory authority in the country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could limit our ability to do business, result in the imposition of substantial penalties which could increase the cost of doing business, or require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns and regulations have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject, along with the risks associated therewith, are set forth below. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers. Such costs can include ship modifications and changes in operating procedures. We also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. In addition, claims relating to pollution incidents for international or knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships (MARPOL) may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position could be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels, nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

We expect, governmental regulation of the shipping industry to become stricter, particularly in the areas of safety and environmental requirements. Heightened environmental, safety, quality, and security concerns of insurance underwriters, regulators, and charterers may lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•	Further limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or other devices;

•	Environmental requirements could affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports.

•	Under local and national laws, as well as international conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations, or a casualty resulting in personal injury or death of crew members or other persons.

Table of Contents	25

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

Changing laws and evolving reporting requirements could have an adverse effect on our business, including the Environmental, Social and Governance (“ESG”) disclosure rules in the U.S. and European Union.

Changing laws, regulations and standards relating to regular reporting requirements, as adopted by the SEC and/or the European Union, including in relation to General Data Protection Regulation (“GDPR”), GHG, ESG and additional climate disclosure rules, along with long-anticipated ESG reporting rules which have been issued in 2023 and 2024, may create additional compliance requirements for us. We may receive pressure from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

Last year, during COP28, the White House unveiled the first-ever U.S. Ocean Justice Strategy. The initiative is aimed at integrating principles of equity and environmental justice for communities that rely on the ocean for economic, cultural, spiritual, recreational and food security purposes. The three key aims are to embed Ocean Justice into all federal activities, including funding processes and budget development. Second, develop a diverse, equitable, inclusive, and accessible federal ocean workforce and third, enhance ocean justice through education, data, and knowledge.

Companies that do not adapt to, or comply with, investor, lender, or other industry shareholder expectations and standards which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from litigation risk or reputational damage and the business, financial condition, and/or stock price of such a accompany could be materially and adversely affected.

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

Table of Contents	26

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

In addition, given our relationship with Navios Holdings (previously listed on the NYSE) we cannot give any assurance that an adverse finding against them or their affiliates or subsidiaries by a governmental, legal, or other authority, with respect to sanctions matters, or any future matter related to regulatory compliance by Navios Holdings, would not have a material adverse impact on our business, reputation or the market price of our securities.

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

Table of Contents	27

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

Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us, our results of operations, financial condition and ability to pay distributions. In addition, detention hijacking as a result of an act of piracy against our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Table of Contents	28

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

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel has been built and maintained, is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS (as defined below). Our owned fleet is currently classed by American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNVGL, and Lloyd’s Register.

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

Table of Contents	29

Disruptions in global financial markets, terrorist attacks, regional armed conflicts, general political unrest, economic crisis, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

The global economy remains subdued, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, the threat of future terrorist attacks, the continuing refugee crisis in the European Union, the war in and the general political unrest in Ukraine, the wars in Syria and Gaza and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, political tension, continuing concerns related to Brexit, concerns regarding epidemics and pandemics and other viral outbreaks or conflicts in the Asia Pacific Region have all led to increased volatility in global credit and equity markets and continue to cause uncertainty and volatility in the world financial markets, which may in turn affect our business, results of operations and financial conditions.

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

We may also experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future, if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We may experience higher interest rates due to governments’ efforts to fight inflation or other reasons which, due to floating rate obligations in some of our financial facilities, may cause our costs to rise which may in turn affect our business, results of operations and financial conditions or may make refinancing or new financing facilities difficult to obtain. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Table of Contents	30

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

As of December 31, 2023, our total borrowings amounted to $1,879.0 million. We have the ability to incur additional debt, subject to limitations in our financing arrangements. Our level of debt could have important consequences to us, including the following:

Table of Contents	31

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities, distributions to unitholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our financing arrangements also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the SOFR. We do not currently hedge against increases in such rates and, accordingly, significant increases in such rate would require increased debt levels and reduce distributable cash. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all.

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

Loans advanced under our financing arrangements are, currently, advanced at a floating rate based on SOFR. Interest rates, which after a long period of relative stability at historically low levels, have been increasing and have been volatile, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow.

We do not currently have any interest rate swap arrangements. In the past, however, we have entered into interest rate swaps and may do so again in the future. Our financial condition could be materially adversely affected as a result of not entering into interest rate hedging arrangements to hedge our interest rate exposure if the interest rates applicable to our financing arrangements (and any other financing arrangements we may enter into in the future) increases. Even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate, our hedging strategies may not be effective or have the desired impact on our financial conditions or results of operations as we may not effectively manage our interest rate exposure and may incur substantial losses, which could result in higher than market interest rates and charges against our income.

Our credit facilities and certain financial liabilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

As of December 31, 2023, the outstanding balance under Navios Partners’ total borrowings, net of deferred finance costs, was $1,861.5 million.

Table of Contents	32

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

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth of $135.0 million.

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

Table of Contents	33

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

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	our making of distributions;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions, including the impact of the Russian/Ukrainian conflict, the Israeli/Gaza conflicts, the attacks in the Red Sea and in the Gulf of Aden;

Table of Contents	34

•	terrorist acts;

•	future sales of our common units or other securities;

•	investors’ perceptions of us and the international container shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

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

An increase in interest rates may cause a corresponding decline in demand for equity investments in general and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. In addition, our interest expense will increase, since the majority of our debt will bear interest at a floating rate, subject to any interest rate swaps we may enter into the future.

Substantial future issuance and sale of our common units in the public market, including through our continuous offering sales program, could cause the price of our common units to fall, and would dilute your ownership interests.

In order to raise additional capital, we may in the future offer additional common units or other securities convertible into or exchangeable for our common units, including convertible debt. We have in the past entered into Continuous Offering Program Sales Agreement and performed equity raises. Whether we choose to affect future sales under continuous offering programs or through secondary offerings, will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital.

We cannot predict the size of future issuances or sales of our common units, including those made pursuant to the continuous offering program sales agreement or in connection with future acquisitions or capital activities, or the effect, if any, that such issuances or sales may have on the market price of our common units. The issuance and sale of substantial amounts of common units, including issuance and sales pursuant to the continuous offering program sales agreement, or announcement that such issuance and sales may occur, could adversely affect the market price of our common units, and decrease unitholders’ proportionate ownership interest in us.

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

Pursuant to the Management Agreements between Navios Partners and the Manager, Navios Maritime Containers L.P. (“Navios Containers”) and the Manager, and Navios Maritime Acquisition Corporation (“Navios Acquisition”) and the Tankers Manager, the Managers provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides us administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Managers’ satisfactory performance of these services. Our business will be harmed if the Managers fail to perform these services satisfactorily, if the Managers cancel either of these agreements, or if the Managers stop providing these services to us.

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

Table of Contents	35

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

Our success will depend in part on the Managers’ ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state which is calculated on the basis of the relevant vessels’ tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC, for U.S. federal income tax purposes if either (1) at least 75.0% of its gross income for any taxable year consists of “passive income”, or (2) at least 50.0% of the average value of the entity’s assets produce or are held for the production of “passive income”. For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for any taxable year, including our 2023 taxable year, and we expect that we will not become a PFIC in subsequent taxable years, although no assurance can be given in this regard. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and thus, for PFIC purposes, our income from those activities will be non-passive income and the vessels engaged in those activities will be non-passive assets. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

Table of Contents	36

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Code, 50.0% of the gross transportation income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as “U.S. Source International Transportation Income”. U.S. Source International Transportation Income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) apply, unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2023 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption, including the delisting of our securities from quotation on the NYSE and thereby make us subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “Risks Relating to Our Units-The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. As such, we are not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Although we believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2023, or at any time during 2023, tax rules enacted by the 2017 Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future, together with certain of its non-U.S. subsidiaries that are treated as a corporation for U.S. federal tax purposes (a “CFC Sub”). Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of the equity interests of Navios Partners for purposes of determining whether Navios Partners (and a CFC Sub) is a CFC. If, in the future, U.S. holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Partners own in the aggregate more than 50% of the equity of Navios Partners (by vote or value), in each case, directly, indirectly or constructively, Navios Partners (and a CFC Sub) would become a CFC.

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

Table of Contents	37

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

Our diverse lines of business may have an impact on our tax treatment in the countries in which we operate, which could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, a change in tax laws, treaties or regulations, in the interpretation thereof or in the applicability thereof in and between countries in which we operate, could result in a materially high tax expense or higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results.

New tax laws and regulations are currently being adopted by many jurisdictions pursuant to the Base Erosion and Profit Shifting (“BEPS”) Project to set up an international framework to combat tax avoidance. In January 2019, the Organization for Economic Co-operation and Development (the “OECD”) announced the Pillar One and Pillar Two frameworks. Pillar One reallocates certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two also referred to as the Global Anti-Base Erosion Rules (the “GloBE Rules”) operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 130 countries have signed on to the GloBE Rules released in December 2021 that, among other provisions, give the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Presently, it is difficult to assess if and to what extent such changes will impact our tax burden. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.

If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax laws or treaties are interpreted in a manner that is adverse to our structure or new lines of business, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business. Such taxation would result in decreased earnings. Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common shares arising in an investor’s particular situation under U.S. federal, state, local and foreign law.

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

Table of Contents	38

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

If at any time our general partner and its affiliates, including Angeliki Frangou, our Chairwoman and Chief Executive Officer, own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their units.

As of March 31, 2024, Angeliki Frangou beneficially owned approximately 16.7% of the outstanding Common Units including 4,672,314 held through four entities affiliated with her. As of March 31, 2024, our general partner owned all 622,296 outstanding general partnership units, which represented a 2.0% ownership interest in us based on all outstanding common units and general partnership units.

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

Table of Contents	39

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

Table of Contents	40

Our general partner and its affiliates, which includes Angeliki Frangou, own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.

Angeliki Frangou, the Company’s Chief Executive Officer and Chairwoman is our main unitholder owning, directly and indirectly through affiliated entities, an approximate 16.7% of the total number of outstanding common units. Angeliki Frangou also beneficially owns our general partner, which owns all of our general partnership units representing a 2.0% ownership interest in us based on all outstanding common units and general partnership units. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unitholders or deprive unitholders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unitholders may in some cases conflict with our unitholders. The interests of our general partner and its affiliates may be different from your interests. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates. Our Chief Executive Officer is also the Chief Executive Officer of Navios Holdings. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to Navios Holdings and their affiliates. As such these individuals have fiduciary duties to Navios Holdings and its affiliates which may cause them to pursue business strategies that disproportionately benefit Navios Holdings and its affiliates or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Holdings and its affiliates, on the one hand, and us and our unitholders on the other hand. Certain our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Holdings and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Fees and cost reimbursements, which the Managers determine for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Managers. We pay the Managers fees under the Management Agreements.

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

For detailed information on the amount of vessel operating expenses owed under the Management Agreements, please read the section entitled, “Item 5.Operating and Financial Review and Prospects - A. Operating results – Vessel operating expenses” and the Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Table of Contents	41

Item 4. Information on the Partnership

A. History and Development of the Partnership

Navios Partners is an international owner and operator of Dry Cargo and tanker vessels that was formed on August 7, 2007 under the laws of the Republic of the Marshall Islands as a limited partnership, under the Marshall Islands Limited Partnership Act.

Olympos Maritime Ltd. is Navios Partners’ general partner (the “General Partner”) and currently owns all the general partnership units representing an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including iron ore, oil, coal, grain and fertilizer and also containers, chartering its vessels generally under short-term, medium to long-term charters. The operations of Navios Partners are managed by the Managers from their offices in Greece, Singapore and Monaco.

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

Table of Contents	42

Financing Arrangements

Please read “Item 5. Operating and Financial Review and Prospects – Recent Developments” for a full description of the Company’s most recent financing arrangements.

Please read Note 11 – Borrowings to our consolidated financial statements, included elsewhere in this annual report for a full description of the financing arrangements of the Company as of December 31, 2023.

Distributions

Please read “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Cash Distribution Policy” for a full description of the Company’s cash distribution policy.

Please read Note 18 – Cash distributions and earning per unit to our consolidated financial statements, included elsewhere in this annual report for a full description of the authorized cash distributions of the Company.

Equity Offerings and Issuances

Please read Note 13 – Repurchases and issuance of units to our consolidated financial statements, included elsewhere in this annual report for a full description of the Company’s equity offerings and issuances of units.

Acquisitions and Sales of Vessels

Please read Note 7 – Vessels, net to our consolidated financial statements, included elsewhere in this annual report for a full description of the Company’s acquisitions and sales of vessels as of December 31, 2023.

Please read “Item 5. Operating and Financial Review and Prospects – Recent Developments” for a full description of the Company’s most recent acquisition and sales of vessels.

B. Business Overview

Introduction

We are an international owner and operator of Dry Cargo and tanker vessels that was formed by Navios Holdings. Our vessels are generally chartered-out under short-term, medium and long-term time charters with an average remaining charter duration of approximately 2.0 years to a strong group of counterparties, including ZIM Integrated Shipping Services Ltd. (“ZIM”), HMM Co. Ltd. (“HMM”), Chevron Transport Corporation Ltd. (“Chevron”), Unifeeder ISC FZCO (“Unifeeder”), COSCO Shipping Group, VS Tankers FZE/AMPTC, Saudi Aramco, Nippon Yusen Kabushiki Kaisha (“NYK Line”) and Kawasaki Kisen Kaisha Ltd. (“K Line”).

Our ESG Practices

We are committed to integrating ESG practices into our operations and business strategy aiming to become a leader in sustainability and exploitation of new technologies. We present our ESG strategy and goals, set measurable sustainability targets and report on our progress across our business operations. Our ESG reports may be found on our website at www.navios-mlp.com, given that we intent to make our emission data publicly available. The information on our website is not incorporated by reference into this annual report. The relevant emissions data for our fleet will be reported to the applicable Classification Societies and the IMO.

Environment

Our goal ambition is to achieve “net-zero” carbon emissions by 2050. We proudly joined the Global Maritime Forum in 2023, an international not-for-profit organization for the global maritime industry. It assembles key leaders from across the maritime industry with policymakers, experts, NGOs and other influential decision-makers. Additionally, we joined the Global Maritime Forum’s Getting to Zero Coalition – a show of our commitment to reducing greenhouse gas emissions. This network is committed to getting commercially viable deep sea zero emission vessels powered by zero emission fuels into operation by 2030 towards full decarbonization by 2050. The Getting to Zero Coalition includes initiative for Green Corridors, we are participating in this initiative which aims to achieve an outsized impact on emissions reductions by installing advanced infrastructure technologies in ports along specific shipping routes.

We are progressing our decarbonization path through:

(i)	emissions data-driven operational improvements. We continue to expand our vessel performance software tools, allowing us to monitor efficiency performance. This data, in turn, informs operational strategy. We foster and grow long-term relationships with our charterers, with whom we share common environmental sustainability goals by implementing these operationally efficient strategies into our long-term charter agreements.

(ii)	technological research and ESD implementation onboard. We have invested in renewing and upgrading our fleet with the latest technologies. Our newbuilding program replaces older vessels with newer, more efficient vessels, all of which are fitted with Energy Saving Devices (“ESD”) straight from the shipyard. We have also been retrofitting propeller boss cap fins and energy saving ducts on multiple vessels and have installed high-efficiency LED lights across our fleet.

Further Emission Management Strategy

Invest in Research: We continue to invest in researching and developing innovative emission reduction technologies, specifically targeting advancements like carbon capture technologies. We explore and incorporate alternative fuels into future-looking strategies, positioning ourselves to benefit as they become technologically available and economically viable.

In 2024, in collaboration with Lloyd’s Register Maritime Decarbonization Hub and four other leading ship owners, we will launch a global non-profit Maritime Emissions Reduction Center (M-ERC) in Athens. The M-ERC is being created with the goal of removing technical, investment and community barriers to reduce emissions of the existing global fleet.

Biodiversity and Ecology management:

The release of untreated ballast water can have severe impacts on biodiversity. It can contain invasive species and bacteria which if not treated can have a detrimental impact to the local ecosystem and economy. Ballast Water Transfer Systems are employed to reduce the impacts of releasing ballast water to the environment. There are two methods of discharging ballast water safely, ballast water exchange, and ballast water treatment systems.

A more sophisticated way of improving the safety of ballast water release is through the Ballast Water Treatment System (BWTS). This method involved treating the ballast water chemically or using ultraviolet light to sterilize the water before release.

Approximately 98% of our NSM managed fleet has implemented ballast water treatment systems: a significant improvement in the region of 28% from last year. 100% of our vessels managed by third party managers have also implemented ballast water treatment systems. This impressive result is a clear indication of our commitment to reducing the maritime sector's impact on the environment.

Social responsibility:

 We believe we are one of the industry leaders in diversity and inclusion. About 45% of our workforce are women, including approximately 43% of our team managers and around 30% of governance positions. Navios Partners has joined the All Aboard Alliance which unites senior leaders from the maritime industry. Their collaborative mission is to enhance diversity, equity, and inclusion in both maritime organizations at sea and onshore. All members of the alliance are encouraged to implement the framework into company policies and are required to report on their actions and progress each year. We have recently joined this initiative - signifying our commitment to shared learning and collective action in the maritime industry and fostering accountability. We are committed to ensuring that we have effective policies, strategies, procedures, and processes that promote equality, encourage diversity, and contribute to an inclusive organizational culture. Our crew retention rates remained in the area of 97% for all our fleets in 2023. We continually invest in training both seafarers and shore side staff, especially in topics relating to safety and wellbeing. These trainings are repeated and stressed periodically at regularly hosted crew forums around the world. We address the issue of mental health, as a priority. All our seafarers have access to a 24/7 support line, where they can receive advice and guidance on any health or mental wellbeing issue. We believe that these efforts are the reason for our high crew retention rate. We also participate in community philanthropy and donate to several universities and learning institutions, charities, hospitals, and local religious institutions that assist the local communities. Specifically, in 2022, we financed two research scholarships for programs focusing on maritime sustainability. In 2023, we reinforced our commitment to promoting ESG initiatives in shipping, by making annual donations to prestigious local and international educational organizations.

We are founding members of the North American Marine Environment Protection Association (NAMEPA) - a non-profit organization with a mission to protect the marine environment and educate seafarers on the importance of protecting ocean waters, lakes and rivers. We continue to sponsor NAMEPA, alongside our financial contributions to Hellenic Marine Environment Protection Association (HELMEPA) - affirming our commitment to saving our seas.

The safety of our seafarers is of paramount importance. As a show of our dedication to safety, we have chosen to align with multiple industry frameworks and disclose both our Lost Time Injury Rate (“LTIR”) and the Total Recordable Case Frequency (“TRCF”). The LTIR is a metric that calculates the number of incidents that result in time away from work. The TRCF goes further, recording the total number of recorded incidents. We are proud to report that the LTIR across the entire fleet year-on-year has decreased by an average of around 42.8%. Our tanker TRCF decreased by 100% from 0.15 in 2022 to approximately 0.00 in 2023.

Table of Contents	43

Governance:

Our company is governed by an experienced and majority independent board of directors. We have committees to ensure the oversight of our activities, as well as compliance with all applicable frameworks. We have adopted a Code of Corporate Conduct and Ethics with which all employees comply. We encourage our employees and crew to engage in free and open reporting, anonymously or otherwise, using a dedicated email address, or, for crew, an open reporting hotline.

Our existing corporate governance strategy includes regular board evaluations, and proactive engagement with stakeholders. Through our company values we encourage a culture of integrity, ethics, and accountability. This year our corporate governance strategy has had to develop to include the new requirements of upcoming regulations. For example, the Corporate Sustainability Reporting Directive (CSRD) requires companies to put in place and disclose governance oversight procedures covering information gathering, internal controls and the sustainability reporting process. The recently adopted SEC climate-related disclosures rules have similar, less strict requirements around the process of identifying climate risk.

Climate risk management:

Climate change has the potential to present profound risks to the maritime sector. From physical risks such as increasing severity of storms to transition risks, such as carbon taxes, we must engage with these real and substantial issues. They will impact our operations, and therefore they must be managed. While climate change poses risks, the response to climate change also presents interesting opportunities for the sector.

It is imperative that we have the processes and tools required to fully manage climate risk, however, we have an opportunity to leverage our strategic benefits.

In 2023 we have built a holistic climate-risk management process. Its main aim is to formalize the governance structure dictating how climate risks are identified and engaged with.

Climate risk mitigation:

We continually monitor and implement strategies to mitigate the effects of climate risk, this includes:

•	Evaluating new vessel technologies that may improve vessel operational efficiency.
•	Renewing and modernizing our fleet and embracing new vessel designs.
•	Collaborating with stakeholders to share information, insights, and best practices for reducing harmful environmental impacts.
•	Engaging with partners in our value chain to ensure efficient and sustainable operation of our vessels.
•	Training seafarers on how to deal with risks that are enhanced by climate change, such as navigating in extreme weather conditions.

Privacy and Data Security

Privacy and data security is crucial to our operations. The risk of security breaches is one that we take serious measures to safeguard against, implementing best practices in line with BIMCO recommendations and by utilizing high-quality operating systems. Our systems are regularly reviewed and updated as appropriate. We are fully compliant with the E.U. General Data Protection Regulation (GDPR).

Regulatory Compliance

Navios conforms to the highest standards of ethical conduct. All employees, at all corporate levels, comply fully with all applicable laws and regulations, including, among others, the OECD Convention, the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act, all SEC requirements, and applicable tax laws of the countries in which we have a relevant business presence. We also aim to maintain all ISO certifications achieved to date.

Our Fleet

Navios Partners’ fleet consists of 77 dry bulk vessels, 46 containerships and 54 tanker vessels, including 18 newbuilding tankers (12 Aframax/LR2 and six MR2 product tanker chartered-in vessels under bareboat contracts), that are expected to be delivered through 2027 and ten newbuilding containerships (eight 5,300 TEU containerships and two 7,700 TEU containerships), that are expected to be delivered through 2025. The fleet excludes one VLCC vessel and one containership agreed to be sold.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil and/or refined petroleum products. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to 12 years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

The following table provides summary information about our fleet as of March 19, 2024:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)		Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Vega	Transhipper	2009	57,573		$25,800	No	Jan-29
Navios Christine B	Ultra-Handymax	2009	58,058	$ $	10,005 12,673 —	No No 99.0% average BSI 58 10TC	Mar-24 Jun-24 Aug-24
Navios Celestial	Ultra-Handymax	2009	58,063	$ $	9,595 12,350 —	No No 100% average BSI 58 10TC	Mar-24 Jun-24 Apr-25
Navios La Paix	Ultra-Handymax	2014	61,485	$ $	10,650 12,654 —	No No 111.0% average BSI 58 10TC	Mar-24 Jun-24 Jul-24
N Amalthia	Panamax	2006	75,318		$10,166 —	No 90.0% average BPI 82	Mar-24 Apr-25
Navios Hope	Panamax	2005	75,397		$9,625 —	No 100.0% average BPI 4TC	Mar-24 Jun-24
Navios Sagittarius (5)	Panamax	2006	75,756	$ $	9,721 12,128 —	No No 100.0% average BPI 82 less $1,286	Mar-24 Jun-24 Sep-24
Navios Taurus	Panamax	2005	76,596		—	100.0% average BPI 4TC	Apr-24
Navios Galileo	Panamax	2006	76,596		$10,347	No	Apr-24
N Bonanza	Panamax	2006	76,596		$9,866 —	No 100.0% average BPI 4TC	Mar-24 May-24
Navios Sun	Panamax	2005	76,619	$ $	9,625 13,331 —	No No 100.0% average BPI 82 less $1,286	Mar-24 Jun-24 Dec-24
Navios Asteriks (24)	Panamax	2005	76,801	$ $	10,010 12,368 —	No No 100.0% average BPI 82 less $1,286	Mar-24 Jun-24 Sep-24
Navios Helios	Panamax	2005	77,075		—	100.0% average BPI 4TC	Apr-24
Navios Victory	Panamax	2014	77,095	$ $	10,977 12,664 —	No No 96.0% average BPI 82	Mar-24 Jun-24 Oct-24
Unity N	Panamax	2011	79,642	$ $	10,768 12,206 —	No No 89.0% average BPI 4TC	Mar-24 Jun-24 Oct-24
Odysseus N	Panamax	2011	79,642		$14,250	No	Sep-24
Rainbow N	Panamax	2011	79,642		$10,588	No	Mar-24
Navios Avior	Kamsarmax	2012	81,355		—	100.0% average BPI 82	Jan-25
Navios Centaurus	Kamsarmax	2012	81,472	$ $	11,021 13,132 —	No No 101.0% average BPI 82	Mar-24 Jun-24 Nov-24
Navios Horizon I (24)	Kamsarmax	2019	81,692	$	— 18,259 —	110.0% average BPI 82 No 110.0% average BPI 82	Mar-24 Jun-24 Apr-25
Navios Galaxy II (6)	Kamsarmax	2020	81,789	$ $ $	11,902 13,612 18,421 —	No No No 112.5% average BPI 82	Mar-24 Jun-24 Sep-24 Dec-24
Navios Uranus (6)	Kamsarmax	2019	81,821	$ $	— 19,235 18,806 —	112.0% average BPI 82 No No 112.0% average BPI 82	Mar-24 Jun-24 Sep-24 Apr-26
Navios Felicity I (6)	Kamsarmax	2020	81,962	$ $ $	— 19,082 18,699 18,425 —	114.0% average BPI 82 No No No 114.0% average BPI 82	Mar-24 Jun-24 Sep-24 Dec-24 Jan-25
Navios Primavera (5)	Kamsarmax	2022	82,003	$ $	12,658 14,872 —	No No 115.0% average BPI 82	Mar-24 Jun-24 Sep-24
Navios Meridian (5)	Kamsarmax	2023	82,010	$ $ $	12,438 14,633 17,650 —	No No No 115.5% average BPI 82	Mar-24 Jun-24 Sep-24 Nov-24
Navios Herakles I (6)	Kamsarmax	2019	82,036	$ $ $	11,684 13,733 19,016 —	No No No 113.5% average BPI 82	Mar-24 Jun-24 Sep-24 Nov-24
Navios Magellan II (6)	Kamsarmax	2020	82,037	$ $ $	12,005 14,430 17,934 —	No No No 112.0% average BPI 82	Mar-24 Jun-24 Sep-24 Nov-24
Navios Sky (5)	Kamsarmax	2015	82,056	$ $	11,558 13,579 —	No No 105.0 % average BPI 82	Mar-24 Jun-24 Sep-24
Navios Harmony	Kamsarmax	2006	82,790	$ $	12,513 15,400	No No	May-24 Jul-24
Navios Alegria (24)	Kamsarmax	2016	84,852		$14,197	No	Jul-24
Navios Sphera	Kamsarmax	2016	84,872	$ $ $	11,628 18,714 18,831 —	No No No 110.0% of average BPI 82	Mar-24 Jun-24 Sep-24 Oct-25
Navios Apollon I	Post-Panamax	2005	87,052		$10,443	No	Mar-24
Copernicus N	Post-Panamax	2010	93,062		$17,338	No	Apr-24
Navios Stellar (5)	Capesize	2009	169,001		—	97.0% average BCI 5TC	Jun-26
Navios Aurora II	Capesize	2009	169,031		—	99.0% average BCI 5TC	May-24
Navios Antares (5)	Capesize	2010	169,059		—	100.0% average BCI 5TC	Feb-25
Navios Symphony	Capesize	2010	178,132		— —	104.50% average BCI 5TC 102.75% average BCI 5TC	Mar-24 Apr-26
Navios Ace (5)	Capesize	2011	179,016		$11,157 —	No 107.25% average BCI 5TC	Mar-24 Feb-25
Navios Melodia	Capesize	2010	179,132		— —	105.0% average BCI 5TC 104.0% average BCI 5TC	Mar-24 Apr-26
Navios Luz	Capesize	2010	179,144		$12,436 —	No 106.0% average BCI 5TC	Mar-24 Jun-24
Navios Altamira	Capesize	2011	179,165		$11,130 —	No 107.0% average BCI 5TC	Mar-24 Mar-25
Navios Azimuth (24)	Capesize	2011	179,169		$13,367 —	No 105.0% average BCI 5TC	Mar-24 Feb-25
Navios Etoile	Capesize	2010	179,234		$12,634 —	No 105.0% average BCI 5TC	Mar-24 Feb-25
Navios Buena Ventura	Capesize	2010	179,259	$ $	11,870 23,342 —	No No 105.0% average BCI 5TC	Mar-24 Dec-24 Feb-25
Navios Bonheur	Capesize	2010	179,259		—	104.0% average BCI 5TC	Jan-25
Navios Fulvia	Capesize	2010	179,263		$11,870 —	No 105.0% average BCI 5TC	Mar-24 Feb-25
Navios Aster	Capesize	2010	179,314	$ $	10,637 23,495	No No	Mar-24 Dec-24
Navios Ray (5)	Capesize	2012	179,515		—	105.0% average BCI 5TC	Jan-25
Navios Happiness	Capesize	2009	180,022	$ $	10,355 22,626 —	No No 109.0% average BCI 5TC	Mar-24 Dec-24 Jan-25
Navios Bonavis (5)	Capesize	2009	180,022		$12,587 —	No 103.0% average BCI 5TC	Mar-24 Apr-26
Navios Phoenix (5)	Capesize	2009	180,242	$ $	11,335 22,765 —	No No 100.0% average BCI 5TC + $1,905 per day	Mar-24 Dec-24 Aug-26
Navios Fantastiks (5)	Capesize	2005	180,265	$	— 17,575	Scheduled repairs No	Mar-24 Jun-26
Navios Sol (5)	Capesize	2009	180,274		$10,450 — —	No 110.0% average BCI 5TC 108.0% average BCI 5TC	Mar-24 Apr-24 Jun-26
Navios Canary (24)	Capesize	2015	180,528		$16,625 —	No 125.0% average BCI 5TC	Mar-24 Jan-25
Navios Lumen (5)	Capesize	2009	180,661		$10,419 — —	No 107.0% average BCI 5TC 106.0% average BCI 5TC	Mar-24 Apr-24 May-26
Navios Pollux (5)	Capesize	2009	180,727		—	100.0% of pool earnings	May-24
Navios Felix (24)	Capesize	2016	181,221		—	100.0% average BCI 5TC + $4,085 per day	Jun-24
Navios Corali (24)	Capesize	2015	181,249	$ $	18,668 21,779 —	No No 131.0% average BCI 5TC	Mar-24 Dec-24 Jan-25
Navios Mars	Capesize	2016	181,259	$ $	15,804 30,278 —	No No 128.0% average BCI 5TC	Mar-24 Dec-24 Feb-25
Navios Gem	Capesize	2014	181,336	$ $	15,528 31,634 —	No No 125.0% average BCI 5TC	Mar-24 Dec-24 Apr-26
Navios Joy	Capesize	2013	181,389		—	Freight Voyages	Aug-25
Navios Koyo	Capesize	2011	181,415		$11,098 —	No 118.0% average BCI 5TC	Mar-24 Jun-24
Navios Azalea (6)	Capesize	2022	182,064		$19,950	No	Nov-27
Navios Armonia (6)	Capesize	2022	182,079		$20,750	No	Sep-27
Navios Altair (6)	Capesize	2023	182,115		$19,600	No	Nov-27
Navios Sakura (6)	Capesize	2023	182,169		$19,550	No	Mar-28
Navios Amethyst (6)	Capesize	2023	182,212		$19,550	No	Feb-28
Navios Astra (14)	Capesize	2022	182,393		$21,000	No	Aug-27

Table of Contents	44

Owned Containerships	Capacity (TEU)	Built		Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Spectrum N	2,546	2009		$36,538	No	Mar-25
Protostar N	2,741	2007		$11,700	No	Aug-25
Fleur N	2,782	2012		$19,750	No	Jun-24
Ete N	2,782	2012		$12,097	No	Jun-24
Navios Summer (5)	3,450	2006	$ $ $ $	39,795 30,320 20,845 34,110	No No No No	May-24 May-25 May-26 Jul-26
Navios Verano(5)	3,450	2006		$18,818	No	Apr-26
Navios Spring (5) (15)	3,450	2007		$19,744	No	Apr-24
Matson Lanai (5)	4,250	2007		$55,794	No	Jul-25
Navios Verde (5)	4,250	2007		$21,725	No	Apr-25
Navios Amarillo (5)	4,250	2007	$ $ $	63,956 28,425 9,475	No No No	Jan-25 Jan-26 Jan-28
Navios Vermilion (5)	4,250	2007	$ $	23,972 41,722	No No	Nov-24 Dec-24
Navios Azure	4,250	2007		$20,748	No	Apr-26
Navios Indigo (5)	4,250	2007	$ $ $ $	43,875 34,125 24,375 41,438	No No No No	Apr-24 Apr-25 Apr-26 Aug-26
Navios Domino (5)	4,250	2008		$23,453	No	Sep-25
Matson Oahu (5)	4,250	2008		$19,701	No	Oct-24
Navios Tempo	4,250	2009		$44,438	No	Sep-25
Navios Destiny (5)	4,250	2009	$ $	23,972 41,722	No No	Oct-24 Nov-24
Navios Devotion (5)	4,250	2009	$ $ $ $	43,875 34,125 24,375 41,438	No No No No	Mar-24 Mar-25 Mar-26 Jul-26
Navios Lapis	4,250	2009		$20,244	No	Apr-24
Navios Dorado	4,250	2010		$21,676	No	Jun-24
Carmel I (ex Zim Carmel)	4,360	2010	$ $ $ $	42,164 32,689 23,214 39,795	No No No No	Apr-24 Apr-25 Apr-26 Jun-26
Zim Baltimore	4,360	2010	$ $ $	34,125 24,375 41,438	No No No	Jan-25 Jan-26 May-26
Navios Bahamas	4,360	2010	$ $	48,000 22,500	No No	Apr-25 Jun-27
Navios Miami	4,563	2009	$ $	23,972 41,722	No No	Oct-24 Nov-24
Navios Magnolia	4,730	2008	$ $	23,972 41,722	No No	Oct-24 Nov-24
Navios Jasmine	4,730	2008	$ $	48,000 22,500	No No	Mar-25 May-27
Navios Chrysalis	4,730	2008		$23,453	No	Jun-25
Navios Nerine	4,730	2008	$ $	23,972 41,722	No No	Sep-24 Oct-24
Sparrow (ex Zim Sparrow)	5,300	2023	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050	No No No No No No	Nov-24 Nov-25 Nov-26 Nov-27 Nov-28 Jan-29
Zim Eagle	5,300	2024	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050	No No No No No No	Jan-25 Jan-26 Jan-27 Jan-28 Jan-29 Mar-29
Hyundai Shanghai	6,800	2006	$ $	30,119 21,083	No No	Aug-24 Aug-29
Hyundai Tokyo	6,800	2006		$21,083	No	Dec-28
Hyundai Hongkong	6,800	2006		$21,083	No	Dec-28
Hyundai Singapore	6,800	2006		$21,083	No	Dec-28
Hyundai Busan	6,800	2006	$ $	30,119 21,083	No No	Aug-24 Aug-29
Navios Unison (5)	10,000	2010		$26,276	No	Jun-26
Navios Constellation (5)	10,000	2011		$26,276	No	Jun-26

Table of Contents	45

Owned Tanker Vessels	Type	Built	Capacity (DWT)		Charter-Out Rate(1)		Profit Sharing Arrangements	Expiration Date(3)
Hector N	MR1 Product Tanker	2008	38,402		$20,738		No	Dec-25
Nave Aquila (5)	MR2 Product Tanker	2012	49,991		$27,156		No	Jun-24
Nave Atria (5)	MR2 Product Tanker	2012	49,992		$14,887		No	Feb-25
Nave Capella	MR2 Product Tanker	2013	49,995		$22,138		No	Jan-25
Nave Alderamin	MR2 Product Tanker	2013	49,998		$22,138		No	Nov-24
Nave Pyxis	MR2 Product Tanker	2014	49,998		$25,891		No	Jan-25
Nave Bellatrix (5)	MR2 Product Tanker	2013	49,999	$ $	25,675 19,750		No No	Aug-24 Aug-25
Nave Orion (5)	MR2 Product Tanker	2013	49,999		$22,138		No	Dec-24
Nave Titan	MR2 Product Tanker	2013	49,999		$25,891		No	Feb-25
Nave Luminosity	MR2 Product Tanker	2014	49,999		$23,004	(10)	No	Dec-25
Nave Jupiter	MR2 Product Tanker	2014	49,999		$21,231		No	Oct-28
Nave Velocity	MR2 Product Tanker	2015	49,999		$15,553	(11)	No	Oct-24
Nave Sextans	MR2 Product Tanker	2015	49,999		$23,196	(10)	No	May-26
Nave Equinox	MR2 Product Tanker	2007	50,922		$20,392	(8)	No	Nov-24
Nave Pulsar (24)	MR2 Product Tanker	2007	50,922		$21,231	(8)	No	Sep-25
Nave Orbit	MR2 Product Tanker	2009	50,470		$15,306		No	Oct-24
Nave Equator	MR2 Product Tanker	2009	50,542		$23,305		No	Oct-24
Bougainville	MR2 Product Tanker	2013	50,626		$21,800	(7)	No	Oct-26
Nave Cetus	LR1 Product Tanker	2012	74,581		$32,094		No	Jul-25
Nave Ariadne	LR1 Product Tanker	2007	74,671		Floating Rate	(12)	No	Jun-24
Nave Cielo	LR1 Product Tanker	2007	74,671		$28,144		No	Sep-25
Nave Rigel	LR1 Product Tanker	2013	74,673		$27,008		No	Mar-29
Nave Atropos	LR1 Product Tanker	2013	74,695		$21,971		No	Oct-24
Nave Cassiopeia	LR1 Product Tanker	2012	74,711		$33,150	(13)	No	Jan-25
Nave Andromeda	LR1 Product Tanker	2011	75,000		$28,394		No	Mar-25
Nave Estella	LR1 Product Tanker	2012	75,000		$28,394		No	Dec-24
Nave Constellation	VLCC	2010	296,988		Freight voyage		No	Mar-24
Nave Universe	VLCC	2011	297,066		Freight voyage		No	Apr-24
Nave Galactic	VLCC	2009	297,168		Freight voyage		No	Mar-24
Nave Spherical (15)	VLCC	2009	297,188		Freight voyage		No	Apr-24
Nave Quasar	VLCC	2010	297,376		Spot		—	—
Nave Buena Suerte	VLCC	2011	297,491		$47,906		Yes(16)	Jun-25
Nave Synergy	VLCC	2010	299,973		Spot		—	—

Table of Contents	46

Bareboat-in Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)		Index(2)	Expiration Date(3)
Navios Star	Kamsarmax	2021	81,994	$11,526 —		No 110.0% average BPI 82	Mar-24 Jun-24
Navios Amitie	Kamsarmax	2021	82,002	$11,896 —		No 110.0% average BPI 82	Mar-24 May-24
Navios Libra	Kamsarmax	2019	82,011	$11,955 —		No 109.75% average BPI 82	Mar-24 Jun-24
Nave Electron	VLCC	2021	313,239	$47,906		Yes(16)	Jan-26
Nave Celeste (25)	VLCC	2022	313,418	Floating rate Floating rate		Yes(18) Yes(4)	May-24 Jul-29
Baghdad (25)	VLCC	2020	313,433	$27,816	(17)	No	Sep-30
Erbil (25)	VLCC	2021	313,486	$27,816	(17)	No	Feb-31

Table of Contents	47

Chartered-in Vessels	Type	Built	Capacity (DWT)		Charter-Out Rate(1)		Index(2)	Expiration Date(3)
Navios Venus	Ultra- Handymax	2015	61,339	$ $ $	11,494 13,181 —		No No 111.0% average BSI 58 10TC	Mar-24 Jun-24 Oct-24
Navios Amber (19) (21)	Kamsarmax	2015	80,994		$19,000		No	Apr-24
Navios Citrine (19) (21)	Kamsarmax	2017	81,626	$ $	11,898 13,675 —		No No 110.0% average BPI 82	Mar-24 Jun-24 Oct-24
Navios Dolphin (19) (21)	Kamsarmax	2017	81,630		$14,013	(20)	No	Dec-24
Navios Gemini	Kamsarmax	2018	81,704		$15,881		No	Nov-24
Navios Coral (19) (21)	Kamsarmax	2016	84,904	$ $	— 17,719 19,096 —		110.0% average BPI 82 No No 110.0% average BPI 82	Mar-24 Jun-24 Sep-24 Nov-24

Table of Contents	48

Owned Containerships to be Delivered	Expected Delivery	Capacity (TEU)		Charter-Out Rate(1)		Index(2)	Expiration Date(3)
TBN I	H1 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	Jun-25 Jun-26 Jun-27 Jun-28 Jun-29 Aug-29
TBN II	H2 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	Jul-25 Jul-26 Jul-27 Jul-28 Jul-29 Sep-29
TBN III (24)	H2 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	Aug-25 Aug-26 Aug-27 Aug-28 Aug -29 Oct-29
TBN IV (24)	H2 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	Nov-25 Nov-26 Nov-27 Nov-28 Nov-29 Jan-30
TBN V	H1 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	Mar-25 Mar-26 Mar-27 Mar-28 Mar-29 May-29
TBN VI	H1 2024	5,300	$ $ $ $ $ $	42,900 39,000 37,050 35,100 31,200 37,050		No No No No No No	May-25 May-26 May-27 May-28 May-29 Jul-29
TBN VII (5)	H2 2024	5,300		$37,500		No	Mar-30
TBN VIII (5)	H2 2024	5,300		$37,500		No	Apr-30
TBN XV	H2 2024	7,700	$ $ $ $ $	57,213 52,238 37,313 27,363 24,875	(23)	No No No No No	Dec-27 Dec-30 Dec-32 Dec-34 Dec-36
TBN XVI	H1 2025	7,700	$ $ $ $ $	57,213 52,238 37,313 27,363 24,875	(23)	No No No No No	Jan-28 Jan-31 Jan-33 Jan-35 Jan-37

Table of Contents	49

Tanker Vessels to be Delivered	Type	Expected Delivery	Capacity (DWT)	Charter-Out Rate(1)		Profit Sharing Arrangements	Expiration Date(3)
TBN IX (24)	Aframax / LR2	H1 2024	115,000	$26,366	(22)	No	May-29
TBN X (5)	Aframax / LR2	H2 2024	115,000	$26,366	(22)	No	Aug-29
TBN XI (24)	Aframax / LR2	H2 2024	115,000	$25,576	(22)	No	Oct-29
TBN XII (5)	Aframax / LR2	H2 2024	115,000	$25,576	(22)	No	Dec-29
TBN XIII (5)	Aframax / LR2	H1 2025	115,000	$27,798	(22)	No	Mar-30
TBN XIV	Aframax / LR2	H1 2025	115,000	$27,798	(22)	No	Jun-30
TBN XXIII	Aframax / LR2	H1 2026	115,000	$27,788	(9)	No	Apr-31
TBN XXIV	Aframax / LR2	H1 2026	115,000	$27,788	(9)	No	May-31
TBN XXV	Aframax / LR2	H2 2026	115,000	—		—	—
TBN XXVI	Aframax / LR2	H2 2026	115,000	—		—	—
TBN XXVII	Aframax / LR2	H1 2027	115,000	—		—	—
TBN XXVIII	Aframax / LR2	H2 2027	115,000	—		—	—
TBN XVII (6)	MR2 Product Tanker	H2 2025	52,000	$22,959		No	Nov-30
TBN XVIII (6)	MR2 Product Tanker	H1 2026	52,000	$22,959		No	May-31
TBN XIX (6)	MR2 Product Tanker	H2 2026	52,000	—		—	—
TBN XX (6)	MR2 Product Tanker	H1 2027	52,000	—		—	—
TBN XXI (6)	MR2 Product Tanker	H1 2027	52,000	—		—	—
TBN XXII (6)	MR2 Product Tanker	H1 2027	52,000	—		—	—

Table of Contents	50

(1)	Daily charter-out rate per day, net of commissions.

(2)	Index rates exclude commissions.

(3)	Estimated dates assuming the midpoint or Company’s estimate of the redelivery period by charterers.

(4)	Bareboat charter based on adjusted TD3C-WS with floor $26,730 and collar at $36,630.

(5)	The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the lease term.

(6)	The vessel is subject to a bareboat contract with a purchase option at the end of the contract.

(7)	Charterer’s option to extend charter for one year at $24,900 net per day.

(8)	The premium for when the vessel is trading on ice or follow ice breaker is $1,481 per day.

(9)	Charterer’s option to extend the charter for one year at $29,738 net per day plus one year at $31,200 net per day.

(10)	Charterer’s option to extend the charter for one year at $27,913 net per day.

(11)	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.

(12)	Rate based on pool earnings.

(13)	Charterer’s option to extend the charter for one year at $40,950 net per day.

(14)	The vessel is subject to a bareboat contract with a purchase obligation at the end of the contract.

(15)	Vessel agreed to be sold.

(16)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.

(17)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

(18)	Bareboat charter based on adjusted TD3C-WS with floor $22,572 and collar at $29,700.

(19)	The vessel is subject to a charter-in agreement with a purchase option at the end of the agreement, classified as a finance lease.

(20)	Charterer’s option to extend charter for one year at $15,200 net per day.

(21)	Option to acquire the vessel has been declared.

(22)	Charterer has the option to extend for five further one-year options at rates increasing by $1,234 net per day each year.

(23)	Charterer’s option to extend charter for two years at $24,875 net per day.

(24)	The vessel is subject to a sale and leaseback transaction with a purchase option at the end of the lease term.

(25)	The vessel is subject to a bareboat charter-out contract.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Strength through Diversification. Our diversified platform provides stable entity-level returns for unitholders despite uneven sector performance.

We have opted to fix our container fleet on long-term charters with almost 92.1% of our available containership days fixed for 2024. This reduces market and residual risk for these vessels. We manage the credit risk of the long-term charters independently to ensure we are not simply trading one risk for another. In our dry bulk fleet, we benefit from a market where rates are recovering. We have fixed 51.4% of our available drybulk fleet days for 2024 (excluding index linked days) and have opted to keep 48.6% of our 2024 available days exposed to market rates to capture any available upside. Our chartering strategy also allows us to fix our drybulk fleet on long-term charters when rates do improve. Within tankers, we have 82.5% of our 2024 available tanker days fixed (excluding index linked days).

Capturing cyclical opportunity that allows for optimal capital allocation. For example, we expected to make an approximately $1.7 billion investment in 28 newbuilding vessels that will be delivered to our fleet through 2027. Of these acquisitions, we used the strength of the container market to acquire ten newbuilding containerships. We hedged our financial investment by entering into long-term, creditworthy charters for these vessels. In 2023 and during the first quarter of 2024, six Aframax/LR2 tankers (two of which were chartered long-term) were acquired as well as four MR2 product tankers. We also look to opportunistically sell vessels when we can avail of a good return to reallocate capital.

•	Stable cash flows. We have scale through a larger, diversified asset base that has an increased earnings capacity. We have a good credit profile by increasing cash flow to support our growth, fleet renewal and deleveraging initiatives. We opportunistically seek to fix our vessels longer term during market highs and for shorter periods during market lows to avail of any market upturn.

Table of Contents	51

•	Strong relationship with our Managers. We believe our relationship with our Managers provides us with numerous benefits that are key to our long-term growth and success. Our Managers’ commercial expertise, reputation within the shipping industry and their network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, commodity traders, oil companies, liner operators, industrial end-users, shipyards and shipping companies. We benefit from the Managers’ expertise in technical management, which offers efficient operations and maintenance for our vessels at fixed rates. The Managers’ expertise in fleet management is reflected in their history of low number of off-hire days and in their clean record of no material incidents resulting in pollution or loss of life.

•	High-quality, diversified fleet. Our diversified fleet, which includes Capesize, Kamsarmax, Panamax, Ultra-Handymax and Transhipper drybulk vessels, VLCC and product tankers and Feeder, baby Panamax to Neo Panamax containerships allows us to serve our customers’ transportation needs for dry and liquid commodities and finished goods. Capesize vessels transport mainly iron ore and coal, to industrial users principally in China. Kamsarmax, Panamax and Ultra-Handymax vessels carry coal and grain and other bulk commodities worldwide. Our recently converted Ultra-Handymax vessel performs transshipment services in South America that will enable more economic exports of drybulk cargoes from the Hidrovia region. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or the Atlantic basin to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jet fuel and gasoil, and principally operate on short– to medium–haul routes. Feeder containerships operate worldwide on short haul trips moving containers from smaller ports to transshipment hubs where the containers are placed on larger containerships for long haul trips from the Far East to Europe or North America. Baby Panamaxes engage in intra ocean trade in the Far East and Indian Subcontinent as well as long haul trades to North America, South America and Africa. Neo Panamax containerships serve long haul routes from the Far East to North America and Europe. We believe that our fleet of vessels servicing the drybulk, transshipment, tanker and container transportation sectors provides us with a more balanced exposure to the commodities and goods we transport and a diversified platform for revenue generation.

Our fleet has an average age of 9.6 years as of March 19, 2024, on a dwt and fully delivered fleet basis, (average age of 10.7 years for drybulk fleet, 11.1 years for containerships fleet and 7.4 years for the tanker fleet), compared to a current industry average age of about 12.1 years for the drybulk fleet, 14.1 years for the containerships fleet and 13.1 years for the tanker fleet (all industry averages as of March 2024). Our large asset base provides us a significant buffer of collateral value.

Business Strategies

Our primary business strategies are the following:

•	Strategically manage sector exposure. We operate a fleet of dry bulk, tanker and containership vessels, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow and renew our fleet, we expect to adjust our relative emphasis among the dry bulk, tanker and containership sectors according to our view of the relative opportunities present in each sector. We believe that having a mixed fleet provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

•	Pursue stable cash flows through long-term charters for our fleet. We believe that we are a safe, cost-efficient operator of modern and well-maintained dry bulk, tanker and containership vessels. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will build us long term customer relationships. Where possible, we will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time contracts, with a greater emphasis on long-term charters paired with profit sharing, when available. We believe a flexible chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while continuing to benefit from the stable cash flows and high utilization rates associated with longer-term time charters. As of March 19, 2024, the vessels in our fleet have an average remaining charter duration of approximately 2.0 years, which we will continuously seek to improve.

•	Actively manage our fleet to maximize return on capital over market cycles. We plan to actively manage the size and composition of our fleet through our vessel purchase and sale activities in an effort to achieve sizeable returns on invested capital. Using our Managers’ global network of relationships and extensive experience in the maritime transportation industry, coupled with our Managers’ shipping and financial expertise, we plan to opportunistically grow and renew our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital. We also intend to engage in opportunistic sales to avail ourselves of attractive values available through market cycles.

Table of Contents	52

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use the Managers’ operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

•	Benefit from our Managers’ risk management practices and corporate managerial support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the markets, as well as an understanding of capital costs and returns. The Managers actively engage in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. The Managers closely monitor credit exposure to charterers and other counterparties and have established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Partners benefits from these established policies

•	Sustain a competitive cost structure. Pursuant to our Management Agreements with the Managers, the Managers coordinate and oversee the commercial, technical and administrative management of our fleet. We believe that the Managers are able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our Management Agreements with the Managers, vessel operating expenses of our vessels are agreed through January 1, 2025. We believe this provides us with cost visibility.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of our total revenues. For the year ended December 31, 2021, Singapore Marine represented approximately 14.5% of our total revenues. No other customers accounted for 10.0% or more of total revenues for any of the years presented.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 2,609 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 13,633 vessels, aggregating approximately 1.009 billion dwt as of March 1, 2024. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only eleven companies are known to have fleets of 100 dry bulk vessels or more: COSCO Shipping, Nippon Yusen Kaisha, Wisdom Marine, China Development Bank, Starbulk Carriers, Pacific Basin Shipping, Fredriksen Group, Nisshin Shipping, China Merchants, Oldendorff Carriers and K-Line. There are about 39 owners known to have fleets of between 40 and 97 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Such operators include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

Table of Contents	53

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 807 liner operators and independent owners. The world’s active containership fleet consists of approximately 6,188 vessels, aggregating approximately 28.334 million TEU as of March 1, 2024. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control fleets of 97 vessels or more: Mediterranean Shipping Co. (MSC), AP Moller, CMA CGM, COSCO Shipping, Atlas Corp (former Seaspan), Evergreen, Wan Hai Lines, Hapag Lloyd, SITC and PIL. There are about 40 owners known to control fleets of between 28 and 90 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. MSC and AP Moller are such liner operators; whereas Danaos, Costamare, Peter Dohle, Atlas/Seaspan and others including Navios Partners are tonnage providers.

The tanker shipping market is extensive, diversified, competitive and fragmented, divided among approximately 3,844 oil companies, operators and independent owners. The world’s active tanker fleet over 10,000 DWT consists of approximately 7,578 vessels, aggregating approximately 691 million DWT as of March 1, 2024. As a general principle, the smaller the cargo carrying capacity of a tanker, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger oil companies, tanker owners and operators, whose vessels are mainly in the larger sizes, only eleven companies are known to control fleets of 95 vessels or more: COSCO Shipping, Mitsui OSK Lines, China Merchants, Fredriksen Group, Scorpio Group, Pertamina, BW Group, Sinokor Merchant, SCF Group, Dynacom and Stolt-Nielsen. There are about 39 owners known to control fleets of between 32 and 88 vessels. However, vessel ownership is not the only determining factor of fleet control. Oil and trading companies, who control the movement of crude oil and petroleum products on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of tankers charter their vessels out for extended periods but do not control the movement of any crude or products. Oil companies or trading companies may, at any given time, control a fleet many times the size of their owned tonnage. Saudi Aramco, Exxon, Shell and Chevron are such oil companies; whereas Vitol, Trafigura and Glencore are traders trading crude oil and product cargoes worldwide. These companies leverage their own cargo base and controlled fleets to optimize their fleet trading strategies.

In addition, a number of large pool operators such as Tankers International, Navig8 and Scorpio Group control substantial fleets in each market segment and have preferential access to cargoes and the ability to optimize vessel chartering through economies of scale and superior market information.

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

Table of Contents	54

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. A prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents or deviations from course, crewing strikes, labor boycotts, certain vessel detentions or similar problems, occurrence of hostilities in the vessel’s flag state or in the event of piracy, a natural or man-made event of force majeure; or

•	the ship owner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

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

Management of Ship Operations, Administration and Safety

Pursuant to the Management Agreements with the Managers and the Administrative Services Agreement with the Manager, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.

Table of Contents	55

Technical management services are also provided, including:

•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

For more information on the Management Agreements and the Administrative Services Agreement, please read “Item 7. Major Unitholders and Related Party Transactions” and Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Crewing

The Managers crew our vessels primarily with Filipino, Ukrainian, Polish, Russian and Indian officers and Filipino, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Managers by local crewing agencies. The Managers are also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. The Managers require that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of approximately $0.6 million for dry bulk, containers and tanker vessels for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time under customary deductibles.

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

Table of Contents	56

Navios Partners’ fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 12 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Partners acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $100.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $100.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.1 billion, i.e. $3.1 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

Should a member leave or entry cease with any of the associations, at the Club’s Managers discretion, they may be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

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

Even if our insurance coverage is adequate to cover our losses, if we suffer a loss of a vessel, we may not be able to obtain a timely replacement for any lost vessel. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification

Table of Contents	57

Regulation

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world’s most heavily regulated industries, as it is subject to both governmental regulation and rigorous industry standards. The governmental regulations to which we are subject include local and national laws and regulations, as well as international conventions promulgated by the International Maritime Organization (“IMO”), the United Nations agency governing the maritime sector. We are also subject to regulation by ship classification societies and industry associations, which often have independent standards. In the United States, increasingly, in Europe and Australia, the national, state, and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, conventions, as implemented by various countries, and other requirements could result in regulatory sanctions, civil or criminal fines or penalties, delays, and detentions.

The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

International Conventions and Standards

The IMO is the United Nations agency with jurisdiction over maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions concerned with preventing, reducing, or managing pollution from ships, as well as ship safety and security. The most significant of these are described below.

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

MEPC 75 approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force in November 2022, with the requirements for Energy Efficiency Existing Ship Index (“EEXI”) and Carbon intensity indicator (“CII”) certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

In January 2013, MARPOL introduced mandatory measures related to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must meet minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). By 2025, all new ships will be 30% more energy efficient than those built in 2014.

MEPC 75 adopted amendments to MARPOL Annex VI that would change the effective date for the EEDI’s phase 3 requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers.

Table of Contents	58

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new CII. The attained EEXI is required to be calculated for ships of 400 gross tons and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments require ships of 5,000 gross tons to document and verify their actual annual operational CII achieved against a determined required annual operational CII.

MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

The emissions standards for SOx under MARPOL Annex VI are 0.5% worldwide (down from the pre-2020 level of 3.5%). These requirements are in addition to EU Directive 2005/33/EC, which has required all vessels to changeover to 0.1% sulfur fuel oil when ‘at berth’ in EU and European Economic Area (“EEA”) ports since 2010.

Moreover, IMO regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. Thus, the 0.5% sulfur content requirement applies outside the ECAs. Ships may comply with these requirements either by operating on fuel with 0.5% sulfur content or through the installation of pollution control equipment (exhaust gas cleaning systems), which allows the vessel to use high sulfur content fuel and limits emissions. Certain vessels must be modified in order to use 0.5% sulfur fuel, which results in operational costs; however, the installation of scrubbers also can be capital intensive.

At present, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only subject to the 2017 amendments described below); the North Sea area including the English Channel (limiting SOx emissions only subject to the 2017 amendments described below); the North American ECA (limiting SOx, nitrogen oxides (“NOx”), and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx, and particulates). The IMO designated the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, some jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California’s California Air Resources Board (“CARB”) has adopted the California Ocean-Going Vessel Fuel Regulation on July 24, 2008, which contains more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, thus prohibiting the use of exhaust gas cleaning systems.

China has also established local emissions control areas: the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. While the Chinese areas are currently consistent with international standards in terms of requiring a 0.5% sulfur content, certain Chinese local emissions control areas such as inland waterways, coastal emission control areas and Hainan waters have a 0.1% sulfur limit in force. Similarly, South Korea has established Port Air Quality Control Zones, which cap the sulfur content of fuel at 0.1%. South Korea’s Ministry of Oceans and Fisheries designated South Korea’s port areas in in Busan, Ulsan, Yeosu, Gwangyang, Incheon and Pyeongtaek-Dangjin as ECA areas and as of January 1, 2022, the 0.1 % sulfur limit extends to all vessels from the moment of entering until the moment of exiting the Korean ECA.

In addition, certain jurisdictions in which we trade may have not adopted all of the MARPOL annexes, and some may have established various national, regional, or local laws and regulations that apply to these areas.

Table of Contents	59

•	Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of March 5, 2024, the BWM Convention had 97 contracting States, representing 92.99% of the world’s gross tonnage.

As amended, the BWM Convention requires, among other things, ballast water exchange until ballast water treatment systems are required, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines.

Ships constructed prior to September 8, 2017, must install ballast water management systems by the first renewal survey after September 8, 2017 and comply with IMO discharge standards by the due date for their IOPP Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. Updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications. At the MEPC 80 Session in July 2023, the MEPC adopted amendments to appendix II of the Annex to the BWM Convention (Form of Ballast Water Record Book). These will enter into force on February 1, 2025. The United States is not party to the BWM Convention, but has similar, though not identical, requirements. Ships operating in U.S. waters must comply with U.S. ballast water regulations.

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

There is no equivalent international convention in force which would regulate spills of non-persistent petroleum products. As such, when a tanker is carrying refined oil or petroleum products that do not constitute “persistent oil” under the CLC, liability for any pollution damage will fall outside the CLC and will generally depend on domestic laws in the jurisdiction where the spillage occurs, although other international conventions may apply. The same principle applies to any pollution from the vessel in a jurisdiction that is not a party to the CLC. While some states have acceded to the IMO’s Hazardous and Noxious Substances by Sea Convention, that Convention is far from the requisite number of contracting states required to enter into force.

For vessel operations not covered by the CLC, including all non-tank vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws.

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of March 5, 2024, the Bunker Convention had 107 contracting States, representing 95.02% of the gross tonnage of the world’s merchant fleet.

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

Table of Contents	60

•	International Safety Regulations

Our vessels also must operate in compliance with the requirements set forth in the IMO’s International Convention for the Safety of Life at Sea, as amended, (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS. Effective, January 1, 2024, new SOLAS Regulation II-1/3-8 will require both new and existing ships to comply with new towing and mooring equipment standards. These regulations are expected to increase the cost of building new vessels (built after January 1, 2024) and will require increased expenditures for compliance, inspection, and certification on existing vessels (keels laid on or after January 1, 2007) of least 3,000 gross tons.

SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, are regularly amended to introduce heightened shipboard safety requirements into the industry.

The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS by each vessel’s flag state. No vessel can obtain an SMC unless the vessel’s flag State issues a DOC to the manager.

Non-compliance with the ISM Code and regulations contained in other IMO conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports, which can cause delays. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and the EU. Each company’s DOC and each vessel’s SMC must be periodically renewed, and compliance must be periodically verified.

On cybersecurity, IMO Cyber Risk Management Guidelines came into force on January 1, 2021. On June 7, 2022, IMO issued Revision 2 of its Guidelines on Maritime Cyber Risk Management, which provide high-level recommendations to vessel operators to assist in minimizing cybersecurity risks. Pursuant to the IMO’s resolution MSC.428(98) administrations are encouraged to ensure that cyber risks are appropriately addressed in existing SMSs.

•	Vessel Security - the ISPS Code

In 2002, following the September 11, 2001 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code, which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

Among the various requirements are:

•	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	On-board installation of ship security alert systems;

•	Development of Ship Security Plans;

•	Appointment of a Ship Security Officer and a Company Security Officer; and

•	Compliance with flag State’s security certification requirements.

Applicable U.S. Laws

The U.S. Federal Trade Commission (“FTC”) continues to consider revisions to its Guides for the Use of Environmental Marketing Claims (“Green Guides”). The public comment period closed on April 24, 2023. The FTC is expected to issue new guidance on both general and specific environmental benefit claims like sustainability, energy use/efficiency, recyclability, climate change and derivative claims like carbon neutral and net zero. The FTC is also considering issuing a rulemaking to give the Green Guides the force of law, as they are currently interpretative guidance under Section 5 of the FTC Act. Revised guides are expected in late 2024 or 2025. The most recent update from the FTC in its November 2023 “Regulatory Review Schedule” states that the relevant rules are currently under review.

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

Table of Contents	61

•	Clean Water Act, National Invasive Species Act, Vessel General Permit, and Vessel Incidental Discharge Act.

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes penalties for unauthorized discharges without a permit or exemption. The CWA also imposes substantial liability for the costs of removal, remediation and damages.

On May 25, 2023, the Supreme Court of the United States issued a decision in Sackett v. Environmental Protection Agency (“EPA”). The Court concluded that the Clean Water’s Act’s use of “waters” encompasses only those that are relatively permanent, standing or continuously flowing bodies of water forming geographic features that are known as streams, oceans, rivers, and lakes. The Court also agreed that wetlands are part of the definition of “waters of the United States” when there is a continuous surface connection between the water bodies, such that there is no demarcation of where one begins or ends.

On August 29, 2023, U.S. EPA issued a final rule to amend the January 2023 Rule to conform to the definition of “waters of the United States” adopted by the Supreme Court in Sackett v. EPA. The January 2023 Rule became effective on September 8, 2023. Due to pending litigation in over 24 states on the January 2023 Rule, remaining states are interpretating “waters of the United States” consistent with the pre-2015 regulatory regime and the Sackett decision.

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. EPA under the CWA. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on EPA’s Vessel General Permit, a number of states have implemented a variety of stricter ballast water requirements. The past several years have seen a marked increase in enforcement actions by EPA for alleged violations of the Vessel General Permit.

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management method authorized by the U.S. Coast Guard. As nearly all vessels approach their compliance date, ballast water exchange will soon no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under the Vessel Incidental Discharge Act (“VIDA”) signed into law on December 4, 2018, which is expected to contain similar, though likely more stringent, requirements. VIDA requires that the new standards be at least as stringent as those currently imposed by the 2013 VGP.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA required the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2020 and the U.S. Coast Guard to issue a final rule implementing the EPA’s standards by December 4, 2022. However, EPA missed the statutory deadline of December 4, 2020. As of March 13, 2024, the EPA states they are targeting September 2024 for publication of the final rule on standards , which is consistent with what EPA was reporting in 2023. This was further agreed in a consent decree resulting from a February 2023 lawsuit brought by environmental groups against the EPA. As such, the overall implementation of VIDA will be delayed compared to its original timeline, including the U.S. Coast Guard’s implementation of EPA’s final rule on standards, which is scheduled for two years after EPA finalizes its standards. Implementation of VIDA is intended to create more uniformity in state and federal regulation of incidental vessel discharges. The parties entered into a Consent Decree on December 13, 2023, that requires EPA to, no later than September 23, 2024, sign a decision taking final action following notice and comment rulemaking on the October 26, 2020 proposed rulemaking.

 The EPA’s original proposed rule under VIDA, published on October 26, 2020, would have established both general and specific discharge standards. Although VIDA generally preempts state and local laws, states will have the ability to petition for stricter discharge standards and will have inspection and enforcement authority for the federal standards. The general discharge standards are preventative in nature and apply to all incidental discharges. They are organized into three categories: (1) general operation and maintenance; (2) biofouling management; and (3) oil management. These general standards mandate overall minimization of discharges and prescribe best management practices toward achieving this goal. No training or education requirements are included, as these will be set by the U.S. Coast Guard in its rulemaking once EPA’s standards are finalized. EPA’s proposal covers 20 incidental discharges from vessels, down from 27 covered by the 2013 VGP. On October 18, 2023, EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards Performance. The notice shares new ballast water information that EPA received from the U.S. Coast Guard and discusses regulatory options for ballast tanks, hulls and associated niche areas, and graywater systems under consideration for the final rule. Importantly, EPA did not significantly reduce the number of discharges covered, rather combined several discharges into one, taking a more systematic approach to managing the discharges. Two years after the EPA publishes its final standard, the U.S. Coast Guard is required to finalize corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

The 2013 VGP requirements remain in effect until such time that the EPA develops new incidental discharge regulations under VIDA and the U.S. Coast Guard develops regulations to implement EPA’s standards. If this current schedule holds, VIDA will be implemented in late 2026.

Table of Contents	62

•	Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from tank vessels. This regime is set forth in the “OPA.”

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable for all containment and clean-up costs. Responsible parties can also be liable for damages, arising from discharges or substantial threats of discharges, of oil from their vessels. Defenses to OPA include asserting that the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after-the-fact. As such, responsible parties must respond to a spill immediately irrespective of fault. This strict liability regulatory scheme has made liability insurance in the U.S. more expensive for shipowners and operators trading in the U.S. market.

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on December 23, 2022, to reflect increases in the Consumer Price Index, which resulted in higher liability limits. These limits took effect on March 23, 2023. OPA limits of liability of the responsible party for non-tank vessels are $1,300 per gross ton or $1,076,000, whichever is greater. For double hull tank vessels, other than edible oil tank vessels and oil spill response vessels, the limits of liability depends upon the size of the vessel. The liability amounts are listed as follows: for a tank vessel greater than 3,000 gross tons, other than a single-hull tank vessel, the greater of $2,500 per gross ton or $21,521,000; and for a tank vessel less than or equal to 3,000 gross tons, other than a single-hull tank vessel, the greater of $2,500 per gross ton or $5,380,300. Under OPA, these liability limits do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

Table of Contents	63

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

In addition to potential liability under OPA, individual states may impose their own and more stringent liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states’ environmental laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements.

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

In December 2023, the U.S. House of Representatives introduced the Renewable Fuel for Ocean-Going Vessels Act which would amend the CAA to include fuel for oceangoing vessels as an additional type of renewable fuel for which credits may be generated under the existing renewable fuel program. This legislation is currently still pending in the House of Representatives.

•	State Laws

In the United States, there is always a possibility that state law could be more stringent than federal law. Such is the case with certain state laws concerning marine environmental protection. A few examples include:

•	California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems.

Table of Contents	64

•	California adopted regulatory amendments that implement the federal ballast water discharge standards for vessels arriving at California ports, establish operational monitoring and recordkeeping requirements for vessels that use a ballast water treatment system to meet ballast water discharge performance standards, and authorize California State Lands Commission staff to collect ballast water and sediment samples for research purposes and compliance assessments. These changes have been in effect since 2022.

•	California also requires the use of shore power or equivalent emissions reductions strategies for vessels at all California ports.

•	Vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spill occurred. For example, many U.S. states have unlimited liability and more stringent requirements for financial responsibility and contingency planning.

•	Most states do not have comprehensive laws relating specifically to the discharge of hazardous substances from vessels into state waters as they do for oil discharges, but many states have general water pollution prevention laws that apply to hazardous substances and other materials and others have broadly written hazardous substance cleanup laws based on CERCLA that would provide a cause of action for discharges of hazardous substances from vessels.

•	Ship Safety and Security Laws

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

The EU has an Emissions Trading System (“ETS”) that has been approved for the maritime transport sector. Formal adoption occurred in June 2023 and the ETS has been in effect since January 1, 2024.

Table of Contents	65

On 14 July 2021, the European Commission adopted a series of legislative proposals depicting how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in greenhouse gas emissions by 2030. The package proposes to revise several pieces of EU climate legislation, including the EU ETS FuelEU Maritime, Effort Sharing Regulation, transport and land use legislation, setting out in real terms the ways in which the Commission intends to reach EU climate targets under the European Green Deal. The EU ETS will require shipping companies to monitor, report, and verify their emissions, as well as purchase and surrender allowances (i.e., carbon credits) beginning in 2024. The EU ETS will include the monitoring and reporting of CO2 emissions in 2024 and will include methane and nitrous oxide in 2026. The ETS will require the purchase of allowances equal to % carbon emitted, thereby putting a price on emissions (2024 – 40%; 2025 – 70%; 2026 – 100%). The deadline to submit (surrender) allowances will be 30 September of the following year. In general, 100% of emissions on voyages within EU/EEA and while at berth are subject to ETS; and 50% of emissions on voyages in and out of EU/EEA are subject to ETS. In order to reduce the risk of evasion by container ships and the risk of relocation of container transshipment activities outside the EU/EEA, the EU ETS also contain a mitigation measure; stops at "neighboring container transshipment ports" (defined as certain ports located within 300 nautical miles of EU) are also subject to ETS. Vessels entering the EU must report under both EU MRV regulation and IMO Data Collection System.

The penalty for non-compliance with the EU ETS is penalties / fines. Shipping company that has failed to surrender allowances for two or more consecutive periods is also at risk of receiving an expulsion order. This order means ships can be refused entry into EU / EEA ports, and that they can be detained by the Member State the ship is flagged.

•	FuelEU Maritime

In addition to the EU ETS, the EU has adopted Regulation (EU) 2023/1805 on the use of renewable and low-carbon fuels in maritime transport ("FuelEU Maritime Regulation"). With certain exceptions, the FuelEU Maritime Regulation will apply to ships ships above 5,000 gross tons calling at EU / EEA ports from 1 January 2025. This regulation contains two main requirements; (i) an obligation to use onshore power supply or other zero-emission technology in ports; and (ii) the introduction of increasingly stringent limitations on the carbon intensity of fuels/energy used on board vessels.

The obligation to use onshore power supply or other zero-emission technology in ports will apply from 1 January 2030. The limitations on the carbon intensity of fuels/energy used on board vessels will, however, apply from 1 January 2025. Rather than dictating the type of fuels to be used by the shipping industry, the FuelEU Maritime Regulation requires that the yearly average intensity of the energy used on board ships does not exceed a specific GHG intensity limit. The GHG intensity limit is calculated from a reference value of 91,16 grams of CO2 equivalent per MJ. This reference value will be reduced by a given percentage in certain years; starting with a 2% reduction in 2025 and ending with an 80% reduction in 2050.

Shipping companies will have to document compliance with the FuelEU Maritime Regulation. Compliant shipping companies will receive a "FuelEU Certificate of Compliance", which must be kept onboard the vessels. For vessel which does not meet the annual limits, a penalty system will be established. The penalties will be calculated on the basis of specific rules set out in an annex to the regulation. Generally, these will be based on the amount and cost of renewable and low-carbon fuel that the vessel would have needed to use in order to meet the relevant requirements. If a vessel has failed to present a valid FuelEU Certificate of Compliance for two or more consecutive reporting periods an expulsion order may be issued, with consequences similar to those applicable for EU ETS.

The limitations on the carbon intensity of fuels/energy used on board vessels is calculated based on each individual vessel. However, the FuelEU Maritime Regulation contain certain rules where the compliance balance may be "pooled" for several vessels. It also contains provisions on "borrowing" of advance compliance surpluses (in the event of under-performance), and the possibility to "bank" surpluses (in the event of over-performance). The details related to this, including the best commercial solution in order to ensure compliance, will have to be explored before the rules enter into effect.

•	Ship Recycling and Waste Shipment Regulations

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. Commission Implementing Decision (EU) 2021/1211 of July 22, 2021, amending Implementing Decision (EU) 2016/2323 established the European List of ship recycling facilities pursuant to Regulation (EU) No 1257/2013 of the European Parliament which details additional approved EU and non-EU facilities.

As of December 31, 2020, the ESRR applies to vessels of 500 GT and above flying the flag of an EU/EEA member state, or third party-flagged vessels calling at EU ports. Those vessels will be required to carry an Inventory Hazardous Materials certificate onboard.

The Commission has launched an evaluation of the ESRR. Open consultations and targeted consultations will begin in the first quarter of 2023, with completion expected by the first quarter of 2024.

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

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Co-operation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch shipowner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances in which we sell older ships to cash buyers.

Table of Contents	66

Maritime Decarbonization: Energy Efficiency and Greenhouse Gas Reduction

IMO’s Initial Strategy and Recent Developments

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector, and recent activity indicates continued interest and regulation in this area in the coming years.

On April 13, 2018, the IMO’s Marine Environment Protection Committee (“MEPC”) 72 adopted resolution MEPC 304(72) on Initial IMO Strategy on reduction of GHG emissions from ships. The initial strategy aimed to reduce GHG emissions from shipping by 40% by 2030 when compared to 2008 levels. No international regulations have been implemented to achieve such a reduction.

The IMO’s initial strategy targeted both reducing gross output and efficiency. In order to reduce emissions and increase shipboard efficiency, the IMO coordinated ways to measure these approaches in two primary ways. First, the technical aspects and design of existing vessels will now be governed by the Energy Efficiency Existing Ships Index (“EEXI”). EEXI regulations provide that an “Attained EEXI” must be calculated for each ship, and a “Required EEXI” for specified ship types. Second, the Carbon Intensity Indicators (“CII”) index will now govern every ship’s operational efficiency based upon Data Collection System information. Aspects of a vessel’s CII will need to be documented under the existing framework of the SEEMP. Ships of 5,000 GT and above were required to revise their SEEMP before January 1, 2023.

These EEXI and CII requirements will be phased in based on a process developed at IMO. In June 2021, MEPC 76 developed various short-term (2018–2023), medium-term (2023–2030), and long-term (2030–2050) measures. It approved a three-phase work plan aimed at supporting the Initial IMO Strategy on Reduction of GHG from Ships and its program of follow-up actions: Phase I – Collation and initial consideration of proposals for measures (Time period: Spring 2021 to Spring 2022); Phase II – Assessment and selection of measures to further develop (Time period: Spring 2022 to Spring 2023); and Phase III – Development of measures to be finalized with agreed target dates (Timeline: Target date(s) to be agreed in conjunction with the IMO Strategy on reduction of GHG emissions from ships).

MARPOL Annex VI amendments entered into force on November 1, 2022, and requirements for EEXI and CII certification went into effect on January 1, 2023. The first annual reporting will be completed in 2023, with the first rating given in 2024. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest, and, if necessary, develop and adopt further amendments.

The MEPC 79 session also took further steps to address GHG emissions. In particular, the session adopted amendments to designate the Mediterranean Sea, as a whole, as an Emission Control Area for Sulphur Oxides and Particulate Matter, under MARPOL Annex VI. In such an Emission Control Area, the limit for sulphur in fuel oil used on board ships is 0.10% mass by mass (m/m), while outside these areas the limit is 0.50% m/m. The amendment is expected to enter into force on May 1, 2024, with the new limit taking effect from 1 May 1, 2025. The session also adopted amendments to MARPOL Annex VI to include information on the flashpoint of fuel in the Bunker Delivery Note.

MEPC 80 adopted the 2023 IMO Strategy on Reduction of Greenhouse Gas Emissions at its July 2023 meeting. The revised IMO will seek to achieve net-zero greenhouse gas emissions from international shipping by 2050 and alternative zero and near-zero greenhouse gas emissions by 2030. There will be indicative checkpoints to reduce the total annual greenhouse gas emission from international shipping by at least 20% (striving for 30%) by 2030 and to reduce the total annual greenhouse gas emissions from international shipping by at least 70% (striving for 80%) by 2040. The strategy also calls for the development of measures to deliver on the reduction targets. An interim report of the comprehensive impact assessment of these mid-term measures will be due at MEPC 81 in the Spring 2024. A finalized report will be due in Autumn 2024 at MEPC 82. The short-term measures are to be completed by January 1, 2026, or MEPC 85 in the Spring 2025.

Table of Contents	67

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

Some attention has been paid to GHGs in Europe. On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015, and took effect on July 1, 2015. Monitoring, reporting and verification requirements began on January 1, 2018. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports, and compliance documents pursuant to Regulation 2015/757.

In the United States, there are varying approaches on whether to add additional regulations on GHG emissions. In January 2020, the Transportation and Infrastructure Committee of the U.S. House of Representatives (the “House”) held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. There have been recent bills introduced in the U.S. Congress regarding the reduction of emissions by ships. A bill which has currently been proposed is the Clean Shipping Act. This bill would direct the EPA to require vessels on certain commercial voyages to comply with standards for the carbon intensity of the vessel’s fuel on a specified schedule, with vessels on such voyages utilizing 100% less than the carbon intensity baseline by 2040 and beyond. The Clean Shipping Act is similar to a bill of the same name introduced in 2022 but which expired without receiving a vote, as has been the case with similar bills regulating GHGs. We continue to monitor the status of GHG-related legislation and its potential impacts on our business. In the spring of 2022, the U.S. Coast Guard was also expected to adopt GHG regulations that mirror MARPOL Annex VI, but those regulations still remain pending. The Coast Guard expects that a Notice of Proposed Rulemaking will be available by July 2024. The Coast Guard has reported that its regulations will be designed to “fill gaps in the existing framework.” The Coast Guard and U.S. Environmental Protection Agency (“EPA”) have entered a memorandum of understanding (“MOU”) by which they have agreed on enforcement responsibilities relating to inspections of marine fueling facilities, shipboard compliance inspections and investigations and enforcement actions. In September 2022, the U.S. Department of Energy, Transportation, Housing and Urban Development and EPA signed a historic memorandum of understanding to enable the four agencies to accelerate efforts to decarbonize the transportation sector. In January 2023, the agencies released the U.S. National Blueprint for Transportation Decarbonization, an interagency framework of strategies to remove all emissions from the sector by 2050.

In January 2023, the U.S. Department of Energy issued an updated decarbonization strategy which included specific policy measures for the maritime sector. The strategy calls for incentivizing research and development activities for zero-emission shipping technology, including alternative fuels and propulsion systems. The strategy seeks to promote electric and hybrid options for small vessels, operational efficiency improvements and onboard carbon capture systems. The U.S. Department of Energy has also recently reported that it is monitoring maritime decarbonization efforts and coordinating with other U.S. government agencies regarding this topic, in addition to providing grants and other funding to support decarbonization efforts.

The U.S. Department of Energy hosted a Maritime Decarbonization Action Plan Workshop in late 2023, in anticipation of the Plan’s release later this year. The plan will outline decarbonization pathways across fuels, energies, technologies, vessel types and operational profiles.

Table of Contents	68

Other decarbonization efforts, include the Call to Action for Shipping Decarbonization, an outgrowth of the 2021 United Nations Climate Change Conference, which is aimed at focusing on decarbonizing shipping by 2050.

In March 2024, the SEC released a final rule requiring environmental, social and governance (ESG) reporting requirements for U.S. public companies, including the disclosure of climate-related risk information in registration statements and periodic reports. This rulemaking gathered significant attention, receiving over 24,000 comments. This rulemaking was finalized on March 6, 2024.

The new disclosure rules require public companies to disclose certain GHG risks provided that they are material as defined by the SEC and relevant court precedents. The addition of a “materiality” requirement for disclosure was a significant departure from the proposed rule. The GHG Final Rule defines materiality as existing when “there is a substantial likelihood that a reasonable investor would consider it important when determining whether to buy or sell securities or how to vote or such a reasonable investor would view omission of the disclosure as having significantly altered the total mix of information made available. The materiality determination is fact specific and one that requires both quantitative and qualitative considerations.” Publicly traded companies subject to the GHG Final Rule must also provide information about their direct greenhouse gas (GHG) emissions (Scope 1) and indirect emissions from purchased electricity or other forms of energy (Scope 2)”. Companies are required to disclose whether such climate-related risks are reasonably likely to occur in the short-term (within the next 12 months) or long-term. If a company has undertaken activities to mitigate or adapt to climate-related risks, it is required to provide a quantitative and qualitative description of any material expenditures incurred and any material impacts on financial estimates and assumptions that directly resulted from such mitigation or adaptation activities. Companies will be required to disclose any climate-related targets or goals that have materially affected, or are reasonably likely to materially affect, their business, results or operations or financial condition. Companies are required to describe the board’s oversight of climate-related risks. The final rule includes phased-in compliance dates based on filer status, with the earliest filing requirements beginning in 2026. 10 states already filed a petition in the Eleventh Circuit to challenge the regulations. It is also likely that members of Congress will challenge the regulations through a joint resolution under the Congressional Review Act.

In the United States, states have passed and are considering similar climate disclosure legislation. In 2023, California passed the Climate Corporate Accountability Act which requires large companies doing business in California and making $1 billion (gross revenue) to report and verify their Scope 1, Scope 2, and Scope 3 greenhouse gas emissions. California also passed the Climate-Related Financial Risk Act which requires companies doing business in California and obtaining over $500 million (gross revenue) to disclosure information relating to the company’s climate-related financial risk and their plans to mitigate any such climate-related risks biannually. Companies must also post their climate-related risks on their website. Both bills’ first reporting deadlines are on January 1, 2026. Implementation is uncertain however, because CARB has not obtained funding to develop the legislation’s corresponding regulations.

In 2023, California also passed AB 1305, or the Voluntary Carbon Market Disclosures Business Regulation Act, effective on January 1, 2024. The legislation applies to entities operating in California that market or sell voluntary carbon offsets, or make claims regarding the achievement of net zero emissions, carbon neutral status or significant carbon emissions reductions. Each activity will require specific public disclosure requirements that will require companies to gather data and methodologies that substantive their claims and offset project benefits.

Both New York, Washington and Illinois have similar legislation related to climate disclosure for both private and publicly traded companies that is still pending in their respective state legislatures. We are continuing to monitor these bills.

The EU Corporate Sustainability Reporting Directive’s (“CSRD”) ESG requirements will require most large maritime shipping companies to report on GHG emissions. Under the CSRD, companies within its scope must disclose their business model, sustainability objectives, progress, management's involvement in sustainability, policies, due diligence processes, adverse impacts, mitigation measures, sustainability risks, and relevant indicators. Additionally, the CSRD mandates disclosure of transition plans for climate change mitigation, ensuring alignment with a sustainable economy and the Paris Agreement's goal of limiting warming to 1.5°C. Companies without plans must specify intentions to develop one, with the absence potentially deterring investor interest due to perceived financial risks.

Most large EU companies will need to comply for financial years beginning on or after January 1, 2025. CSRD will apply to all large EU companies with more than 250 employees, a turnover of more than $40 million Euros, or total assets of $20 million Euros. Non-EU entities with annual EU- generated revenues in excess of $150 million Euros which also have a large or listed EU subsidiary or a significant EU branch (generating at least $40 million Euros) will have to comply.

The first set of reporting standards, developed by the European Financial Reporting Advisory Group (EFRAG) and endorsed by the European Commission, were adopted on July 31, 2023. A second set of reporting standards, European Sustainability Reporting Standards and sector-specific standards for large non-EU companies have been postponed until June 30, 2026. Non-EU parent companies must still prepare a group report from the financial year beginning on or after January 1, 2028. Reporting on greenhouse gas emissions (scopes 1, 2, and 3) is obligatory if climate change is recognized as a material concern following a materiality assessment. For example, it is anticipated that a company operating in the shipping sector acknowledges climate change as a significant issue.

The CSRD requires member states to establish effective supervision and sanction systems. Breaches may incur rectification orders, administrative late fees, or criminal liability, including fines or imprisonment, to enforce compliance with CSR reporting requirements.

On March 15, 2024, the Committee of Permanent Representatives (COREPER) of the Council of the European Union surprisingly approved an amended draft of the Corporate Sustainability Due Diligence Directive (CS3D). This approval came after several postponements due to opposition from certain EU member states. While the scope of the CS3D has been significantly narrowed, and the final draft still requires approval by the European Parliament to become law, this marks a significant step toward its adoption before the European parliamentary elections in June 2024.

For EU companies to fall under the directive's scope, thresholds have been raised from 500 to 1000 employees, and the global turnover threshold has increased from exceeding 150 million euros to exceeding 450 million euros. Non-EU companies are covered by the CS3D if they have a turnover of more than 450 million euros in the EU.

The main obligations under the CS3D include conducting risk-based human rights and environmental due diligence and adopting and implementing a climate transition plan. This plan aims to ensure, through best efforts, that a company's business model and strategy align with the transition to a sustainable economy and with the goal of limiting global warming to 1.5°C as per the Paris Agreement. The transition plan should include time-bound climate change targets, decarbonization levels, key actions, investment descriptions, and the roles of administrative bodies.

Non-compliance with the CS3D may result in various sanctions, such as orders from supervisory authorities, penalties of up to 5% of the company's net worldwide turnover, and civil liability for damages caused by non-compliance with due diligence obligations.

Table of Contents	69

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

Iran Sanctions

There is significant divergence in the U.S. and EU / UK positions on Iran, largely stemming from the U.S. withdrawal from the Joint Comprehensive Plan of Action (JCPOA). The EU / UK sanctions on Iran are rather limited, while the U.S. maintains a comprehensive trade embargo.

EU and UK sanctions

EU sanctions on Iran remain in place in relation to the export of arms and military goods listed in the EU Common Military List, military-related goods and items that might be used for internal repression as well as in relation to listed individuals / entities. Full details of these goods can be found in the EU Common Military List and the consolidated EU Council Regulation 267/2012 and EU Council Regulation 359/2011 (each as amended from time to time). Trade with Iran which is caught by the above mentioned sanctions can only be engaged if prior authorization (granted on a case-by-case basis) is obtained from the relevant national authorities within the EU. The remaining restrictions apply to the sale, supply, transfer or export, of specific listed goods directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

The UK imposes similar sanctions to the EU in circumstances where there has not been a significant shift in the Iran sanctions regime following the UK’s departure from the EU.

U.S. Sanctions

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit, barring an applicable U.S. Government authorization, U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the United States, generally where a US nexus is established, from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, virtually from any transaction with an Iran nexus; and U.S. “secondary” sanctions, which in contrast, can apply to non-U.S. persons. – even when there is no U.S. nexus to the transaction (i.e. U.S. person or U.S. dollar involvement).

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

Table of Contents	70

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

In particular, the EU has widened existing trade sanctions in relation to Russia including by (i) restricting exports of dual-use and military , and various other advanced technologies, (ii) various restrictions on financial services (including a ban on certain banks from using the SWIFT system), (iii) prohibitions against any transactions with certain state-owned entities, and (iv) various trade and transport restrictions for both export and import of goods, including in relation to oil and petroleum products, coal, steel/iron, fertilisers, potash and luxury goods. The EU has also extended its restrictions to capture (i) various services, including business management services, accounting, architectural and engineering, and legal advice services, and (ii) trade with newly annexed regions of Ukraine (Donetsk, Kherson, Luhansk and Zaporizhzhia).

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

The U.S. has also imposed in E.O. 14066 a prohibition against the importation of Russian-origin petroleum products into the United States. This prohibition encompasses shipments of Russian-origin commodities such as crude oil, petroleum fuels, petroleum, oils and products of their distillation, coal and coal products, and liquefied natural gas. E.O. 14066 also prohibits U.S. persons from financing, approving, facilitating, or guaranteeing a transaction of a foreign person where the transaction by that person would be prohibited under the E.O. if that person were a U.S. person. E.O. 14066 also prohibits new investment by U.S. persons in the Russian energy sector. The United States has also issued Executive Order 14071, a complete prohibition on new investment in Russia by a U.S. person.

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

The Treasury Department, in coordination with other G7 states, the European, Union, and Australia, authorized the provision of the foregoing services when the price of Russian-origin crude oil does not exceed a certain price, as determined by the Secretary of the Treasury, effectively creating price caps on Russian-origin crude oil and petroleum products. Effective December 5, 2022, the Secretary of the Treasury and other members of the price cap coalition set the price cap on Russian-origin crude oil at $60 per barrel. Effective February 5, 2023, cap on Discount to Russian-origin crude petroleum products has been set at $45 per barrel and at $100 per barrel for Premium to Russian-origin crude petroleum products. The discount to crude price cap applies to naphtha, residual fuel oil, and waste oils, whereas the premium to crude price cap applies to gasoline, motor fuel blending stock, gasoil and diesel fuel, kerosene and kerosene-type jet fuel, and vacuum gas oil. While these price cap policies are not directed specifically at Navios, they could have some impact on our trade, in particular with respect to obtaining “Covered Services” in the U.S. or by U.S. persons.

Table of Contents	71

UK Sanctions

Since its departure from the EU, the UK’s departure from the EU it has enacted its own sanctions regime, which although in parts mirrors the approach of the EU, is a distinct sanctions regime. Again from February 2022 further restrictions were imposed targeting Russia and those connected to the invasion of Ukraine. Care should be taken to identify where the regimes differ.

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

With the issuance of General License 44, transactions that relate to the oil and gas sectors of Venezuela have been authorized, even if the transaction includes an SDN such as PDVSA or a state-owned entity. However, Navios realizes that this is only a temporary license, that is currently valid through April 18, 2024. Navios will be making sure that this license continues to be in force in any future Venezuela fixture it may have. In addition, Navios pays careful attention to the exceptions of the General License, to make sure that its transactions remain entirely within the scope of authorization, and there are no factors (e.g. involvement by a Russian owned / controlled party), that would disapply the license.

Table of Contents	72

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2023 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2023 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

The Section 883 Exemption: In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. We qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);

•	We satisfy the Publicly Traded Test (as described below) or the qualified shareholder stock ownership test (as described in the Section 883 Regulations); and

•	We meet certain substantiation, reporting and other requirements.

Table of Contents	73

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2023. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe that we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2023.

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

We believe that, for our fiscal year ended December 31, 2023, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event that we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

Table of Contents	74

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

Other Tax Jurisdictions

Certain of Navios Partners’ subsidiaries are incorporated in countries which impose taxes, such as Malta and Belgium, however such taxes are immaterial to Navios Partners’ operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

Table of Contents	75

C. Organizational Structure

Please read exhibit 8.1 to this annual report for a list of our significant subsidiaries as of December 31, 2023.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (with an ownership interest of 35.7% as of December 31, 2020). Following the completion of the NMCI Merger, as of March 31, 2021, Navios Containers was acquired by Navios Partners and ownership was 100%.

D. Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Partners’ financial condition and results of operations for each of the fiscal years ended December 31, 2023, 2022 and 2021. Navios Partners’ financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

Table of Contents	76

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

Overview

We are an international owner and operator of Dry Cargo and tanker vessels that was formed in August 2007 by Navios Holdings. We have been a public company since November 2007.

As of March 31, 2024, there were outstanding 30,184,388 common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owns an approximately 16.7% common interest of the total outstanding common units including 4,672,314 common units held through four entities affiliated with her. Angeliki Frangou beneficially owns 622,296 general partnerships units, represent an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

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

Please read Note 15 – Commitments and contingencies to our consolidated financial statements, included elsewhere in this annual report for a full description of vessels to be delivered to our fleet.

Please read Note 2(b) – Summary of significant accounting policies to our consolidated financial statements, included elsewhere in this annual report for a full description of the Company’s subsidiaries.

Recent Developments

In January 2024, Navios Partners took delivery of the Zim Eagle, a 2024-built 5,300 TEU containership.

In January 2024, Navios Partners agreed to sell the Nave Spherical, a 2009-built VLCC of 297,188 dwt, and the Navios Orbiter, a 2004-built Panamax of 76,602 dwt, to unrelated third parties for aggregate gross sale proceeds of $63.1 million. The sale of the Navios Orbiter was completed on March 4, 2024 and the sale of the Nave Spherical is expected to be completed during the first half of 2024.

In January 2024, Navios Partners entered into a new credit facility with a commercial bank for up to $40.0 million in order to refinance three tankers. The credit facility: (i) matures five years after the drawdown date; and (ii) bears interest at Compounded Secured Overnight Financing Rate plus 195 bps per annum. The full amount was drawn in March 2024.

In January 2024, Navios Partners entered into a sale and leaseback agreement of up to $45.3 million with an unrelated third party, in order to finance the acquisition of one 115,000 dwt Aframax/LR2 newbuilding tanker. The sale and leaseback agreement matures seven years after the drawdown date and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) plus 190 bps per annum.

In February 2024, Navios Partners entered into a sale and leaseback agreement of $16.8 million with an unrelated third party for the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt. The sale and leaseback agreement matures in the first quarter of 2030 and bears interest at Term SOFR plus 225 bps per annum.

In March 2024, Navios Partners declared its options to purchase the Navios Amber, a 2015-built Kamsarmax vessel of 80,994 dwt, the Navios Coral, a 2016-built Kamsarmax vessel of 84,904 dwt, the Navios Citrine, a 2017-built Kamsarmax vessel of 81,626 dwt, and the Navios Dolphin, a 2017-built Kamsarmax vessel of 81,630 dwt, (previously charterer-in vessels) for an aggregate amount of approximately $116.6 million, based on the earliest delivery date.

In March 2024, Navios Partners agreed to sell the Navios Spring, a 2007-built Containership of 3,450 TEU, to an unrelated third party for a sales price of $17.0 million. The sale of the Navios Spring is expected to be completed during the first half of 2024.

During the first quarter of 2024, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tankers, from an unrelated third party, for a purchase price of $61.3 million each (plus $3.3 million per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2027.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their liquid, dry and containerized cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to 12 years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of our total revenues. For the year ended December 31, 2021, Singapore Marine represented approximately 14.5% of our total revenues. No other customers accounted for 10.0% or more of total revenues for any of the years presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels;

•	the aggregate level of supply and demand in the liquid, dry and containerized cargo shipping industry;

•

economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, increasing interest rates, and the possibility of recession or financial market instability;

•	armed conflicts, such as the Israel Gaza war, Russian/Ukrainian conflicts and the attacks in the Red Sea and in the Gulf of Aden; and

•	the outbreak of global epidemics or pandemics.

Table of Contents	77

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

Vessel Operations

Our Managers are generally responsible for the commercial, technical, health and safety and other management services related to the vessels’ operation, while charterers are usually responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Under the Management Agreements, the Managers are responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support, maintenance and insurance. Under the Management Agreements, we had fixed the rates for these ship management services until December 31, 2021 with an annual increase of 3% after January 1, 2022 for the remaining contractual period unless agreed otherwise. Costs associated with special surveys, drydocking expenses and certain extraordinary items under this agreement are reimbursed by Navios Partners at cost at occurrence.

Payment of any extraordinary fees or expenses to the Managers could significantly increase our vessel operating expenses and impact our results of operations.

For detailed information on the Management Agreements, please read “Item 7. Major Unitholders and Related Party Transactions - Management Agreements” and Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Administrative Services

Under the Administrative Services Agreement we entered into with the Manager, we reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement, which expires on January 1, 2025, the Manager provides significant administrative, financial and other support services to us.

For more information on the Administrative Services Agreement, please read “Item 7. Major Unitholders and Related Party Transactions - Administrative Services Agreement” and the Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Table of Contents	78

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

A. Operating results

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table presents consolidated revenue and expense information for the years ended December 31, 2023 and 2022. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2023	Year Ended December 31, 2022
	(In thousands of U.S. dollars)
Time charter and voyage revenues	$1,306,889	$1,210,528
Time charter and voyage expenses	(160,231)	(122,630)
Direct vessel expenses	(69,449)	(56,754)
Vessel operating expenses (entirely through related parties transactions)	(331,653)	(312,022)
General and administrative expenses	(80,559)	(67,180)
Depreciation and amortization of intangible assets	(217,823)	(201,820)
Amortization of unfavorable lease terms	19,922	74,963
Gain on sale of vessels, net	50,248	149,352
Interest expense and finance cost, net	(133,642)	(83,091)
Interest income	10,699	856
Other income	53,682	1,065
Other expense	(14,438)	(14,020)
Net income	$433,645	$579,247

Table of Contents	79

The following table reflects certain key indicators of Navios Partners’ fleet performance for the years ended December 31, 2023 and 2022.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Available Days (1)	54,766	49,804
Operating Days (2)	54,294	49,271
Fleet Utilization (3)	99.1%	98.9%
Time Charter Equivalent rate (per day) (4)	$22,337	$23,042
Vessels operating at period end	151	162

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.

(4)	Time Charter Equivalent rate (“TCE rate”) is defined as voyage, time charter revenues and charter-out revenues under bareboat contract (grossed up by the applicable fixed vessel operating expenses for the respective periods) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a customary shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the year ended December 31, 2023 increased by $96.4 million, or 8.0%, to $1,306.9 million, as compared to $1,210.5 million for the same period in 2022. The increase in revenue was mainly attributable to the increase in the available days of our fleet, partially mitigated by the decrease in the TCE rate. For the years ended December 31, 2023 and December 31, 2022, the time charter and voyage revenues were negatively affected by $40.7 million and $48.2 million, respectively, relating to the straight-line effect of the containership and tanker charters with de-escalating rates. For the year ended December 31, 2023, the TCE rate decreased by 3.1% to $22,337 per day, as compared to $23,042 per day for the same period in 2022. The available days of the fleet increased by 10.0% to 54,766 days for the year ended December 31, 2023, as compared to 49,804 for the same period in 2022 mainly due to the acquisition of the 36-vessel drybulk fleet from Navios Holdings and the deliveries of newbuilding and secondhand vessels, partially mitigated by the sale of vessels.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2023 increased by $37.6 million, or 30.7%, to $160.2 million, as compared to $122.6 million for the year ended December 31, 2022. The increase was mainly attributable to a: (i) $15.8 million increase in bunkers expenses arising from the increased number of freight voyages in 2023; (ii) $15.7 million increase in bareboat and charter-in hire expense of the tanker and drybulk fleet primarily due to the expansion of our fleet; (iii) $3.7 million increase in port expenses; and (iv) $2.4 million increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses for the year ended December 31, 2023, increased by $12.6 million, or 22.2%, to $69.4 million, as compared to $56.8 million for the year ended December 31, 2022. The increase of $12.6 million was mainly attributable to the amortization of the deferred drydock and special survey costs due to the expansion of our fleet.

Vessel operating expenses: Vessel operating expenses for the year ended December 31, 2023, increased by $19.7 million, or 6.3%, to $331.7 million, as compared to $312.0 million for the year ended December 31, 2022. The increase was mainly due to the expansion of our fleet and the adjustment of the fixed daily fee in accordance with the Management Agreements, partially mitigated by the sale of vessels.

General and administrative expenses: General and administrative expenses increased by $13.4 million, or 19.9%, to $80.6 million for the year ended December 31, 2023, as compared to $67.2 million for the year ended December 31, 2022. The increase was mainly due to a: (i) $9.7 million increase in administrative expenses paid to the Managers as per the Administrative Services Agreement, mainly due to the expansion of our fleet, partially mitigated by the sale of vessels; and (ii) $3.9 million increase in legal and professional fees, as well as audit fees and other administrative expenses; partially mitigated by a $0.2 million decrease in stock-based compensation expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $217.8 million for the year ended December 31, 2023, as compared to $201.8 million for the year ended December 31, 2022. The increase of $16.0 million was mainly attributable to a: (i) $45.1 million increase due to the delivery of the 36-vessel drybulk fleet and the delivery of 12 vessels during the second half of 2022 and in 2023; and (ii) $2.3 million increase in depreciation expense due to vessel improvements. The above increase was partially mitigated by: (i) an $18.2 million decrease in amortization of favorable lease terms; and (ii) a $13.2 million decrease in depreciation due to the sale of 22 vessels during the second half of 2022 and in 2023. Depreciation of vessels is calculated using an estimated useful life of 25 years for drybulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Table of Contents	80

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $19.9 million and $75.0 million for the years ended December 31, 2023 and December 31, 2022, respectively, related to the amortization of the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition.

Gain on sale of vessels, net: Gain on sale of vessels, net amounted to $50.2 million for the year ended December 31, 2023, relating to a gain on sale of 15 of our vessels amounted to $53.0 million, partially mitigated by an impairment loss on one of our operating lease assets amounted to $2.8 million. Gain on sale of vessels, net amounted to $149.4 million for the year ended December 31, 2022, relating to the sale of seven vessels, partially mitigated by the impairment loss due to the committed sales of four vessels.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2023 increased by $50.5 million, or 60.8%, to $133.6 million, as compared to $83.1 million for the year ended December 31, 2022. The increase was mainly due to: (i) the increase in Navios Partner’s average loan balance to $1,922.4 million for the year ended December 31, 2023, as compared to the $1,550.4 million for the year ended December 31, 2022 and (ii) the increase of the weighted average interest rate for the year ended December 31, 2023 to 7.2% from 5.3% for the year ended December 31, 2022.

Interest income: Interest income amounted to $10.7 million for the year ended December 31, 2023 as compared to $0.9 million for the year ended December 31, 2022, mainly due to the increase of time deposits.

Other income: Other income for the year ended December 31, 2023 amounted to $53.7 million, as compared to $1.1 million for the year ended December 31, 2022, mainly due to the hire received as compensation for the early termination of the charter parties for two containerships.

Other expense: Other expense for the year ended December 31, 2023 amounted to $14.4 million as compared to $14.0 million for the year ended December 31, 2022 mainly due to the increase in expenses related to foreign exchange differences, partially mitigated by the decrease in other miscellaneous expenses.

Net income: Net income for the year ended December 31, 2023 amounted to $433.6 million compared to net income of $579.2 million for the year ended December 31, 2022. The decrease in net income of $145.6 million was due to the factors discussed above.

For a detailed discussion of operating results for the year ended December 31, 2022 compared to the year ended December 31, 2021 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2022 Annual Report filed on Form 20-F with the SEC on March 24, 2023, which information is incorporated herein by reference.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

B. Liquidity and Capital Resources

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, our equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings. In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. As of December 31, 2023, Navios Partners’ current assets totaled $399.7 million, while current liabilities totaled $459.6 million, resulting in a negative working capital position of $59.9 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue of $3.3 billion as of March 19, 2024 and cash proceeds from sale of vessels (see Note 21 – Subsequent events to our consolidated financial statements, included elsewhere in this annual report) to make the required principal and interest payments on its indebtedness, to make payments for capital expenditures, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our consolidated financial statements.

Table of Contents	81

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

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

As of December 31, 2023, the total borrowings, net of deferred finance costs were $1,861.5 million.

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

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $0.5 million per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth of $135.0 million.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2023, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

Please read Note 11 – Borrowings to our consolidated financial statements, included elsewhere in this annual report for a full description of the financing arrangements of the Company as of December 31, 2023.

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

Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Table of Contents	82

Cash flows for the year ended December 31, 2023 compared to the year ended December 31, 2022:

The following table presents cash flow information for the years ended December 31, 2023 and 2022. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Partners for the respective periods.

	Year Ended December 31, 2023	Year Ended December 31, 2022
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$560,317	$506,340
Net cash used in investing activities	(253,015)	(316,241)
Net cash used in financing activities	(233,225)	(184,447)
Net increase in cash, cash equivalents and restricted cash	$74,077	$5,652

Net cash provided by operating activities for the year ended December 31, 2023 as compared to the net cash provided by operating activities for the year ended December 31, 2022:

Net cash provided by operating activities increased by $54.0 million to $560.3 million for the year ended December 31, 2023, as compared to $506.3 million for the same period in 2022.

The net cash outflow resulting from the change in operating assets and liabilities of $134.8 million for the year ended December 31, 2023 resulted from: (i) a $101.3 million in payments for dry dock and special survey costs; (ii) a $72.7 million decrease in amounts due to related parties; (iii) an $8.3 million decrease in deferred revenue; and (iv) a $1.6 million decrease in accounts payable. This amount was partially mitigated by a: (i) $32.8 million decrease in accounts receivable; (ii) $7.6 million decrease in prepaid expenses and other current assets; (iii) $7.5 million increase in accrued expenses; and (iv) $1.2 million decrease in amounts due from related parties.

The net cash outflow resulting from the change in operating assets and liabilities of $139.8 million for the year ended December 31, 2022 resulted from: (i) $65.9 million in payments for dry dock and special survey costs; (ii) a $46.6 million increase in accounts receivable; (iii) a $20.9 million increase in prepaid expenses and other current assets (iv) a $13.4 million decrease in amounts due to related parties; (v) a $6.2 million increase in amounts due from related parties; and (vi) a $1.7 million decrease in accrued expenses. This amount was partially mitigated by: (i) an $11.5 million increase in deferred revenue; and (ii) a $3.4 million increase in accounts payable.

Net cash used in investing activities for the year ended December 31, 2023 as compared to the net cash used in investing activities for the year ended December 31, 2022:

Net cash used in investing activities for the year ended December 31, 2023 amounted to $253.0 million, as compared to $316.2 million for the year ended December 31, 2022.

Net cash used in investing activities of $253.0 million for the year ended December 31, 2023 was mainly due to: (i) $282.1 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses; (ii) $182.9 million related to vessel acquisitions and additions; and (iii) $47.0 million related to time deposits with original maturities of greater than three months. This was partially mitigated by $259.0 million of proceeds related to the sale of 15 vessels.

Net cash used in investing activities of $316.2 million for the year ended December 31, 2022 was mainly due to: (i) $433.8 million related to vessel acquisitions and additions; and (ii) $176.8 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This amount was partially mitigated by: (i) $284.5 million of net proceeds related to the sale of seven vessels; and (ii) $9.9 million of cash acquired through the delivery of the 36-vessel drybulk fleet.

Net cash used in financing activities for the year ended December 31, 2023 as compared to the net cash used in financing activities for the year ended December 31, 2022:

Net cash used in financing activities increased by $48.8 million to $233.2 million outflow for the year ended December 31, 2023, as compared to $184.4 million outflow for the same period in 2022.

Net cash used in financing activities of $233.2 million for the year ended December 31, 2023 was mainly due to: (i) $822.7 million repayments of loans and financial liabilities; (ii) $14.0 million payments of deferred finance costs related to the new credit facilities and financial liabilities; and (iii) $6.2 million payments for cash distributions. This amount was partially mitigated by $609.7 million proceeds from the new credit facilities and sale and leaseback agreements.

Net cash used in financing activities of $184.4 million for the year ended December 31, 2022 was mainly due to: (i) $651.8 million repayments of loans and financial liabilities; (ii) $6.2 million payments in total for cash distributions; and (iii) $6.1 million payments of deferred finance costs related to the new credit facilities and sale and leaseback agreements. This amount was partially mitigated by $479.7 million proceeds from the new credit facilities and sale and leaseback agreements.

For a detailed discussion of cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2022 annual report filed on Form 20-F with the SEC on March 24, 2023, which information is incorporated herein by reference.

Table of Contents	83

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$560,317	$506,340	$277,173
Net increase in operating assets	59,729	139,537	93,092
Net decrease in operating liabilities	75,079	255	3,274
Net interest cost	122,943	82,235	41,903
Amortization and write-off of deferred finance cost	(7,188)	(5,349)	(3,741)
Amortization of operating asset/liabilities	(8,918)	(3,912)	401
Non cash amortization of deferred revenue and straight-line	(54,396)	(51,048)	(460)
Stock-based compensation	(4)	(154)	(523)
Gain on sale of vessels, net	50,248	149,352	33,625
Bargain gain	—	—	48,015
Equity in earnings of affiliated companies, net of dividends received	—	—	80,839
Net loss attributable to noncontrolling interest	—	—	4,913
EBITDA(1)	$797,810	$817,256	$578,511
Equity in earnings of affiliated companies	—	—	(80,839)
Bargain gain	—	—	(48,015)
Transaction costs	—	—	10,439
Gain on sale of vessels, net	(50,248)	(149,352)	(33,625)
Adjusted EBITDA(1)	$747,562	$667,904	$426,471
Cash interest income	9,883	856	745
Cash interest paid	(144,388)	(80,626)	(50,382)
Maintenance and replacement capital expenditures	(224,080)	(244,589)	(83,147)
Operating Surplus(2)	$388,977	$343,545	$293,687

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$560,317	$506,340	$277,173
Net cash used in investing activities	$(253,015)	$(316,241)	$(106,252)
Net cash used in financing activities	$(233,225)	$(184,447)	$(32,203)

Table of Contents	84

(1)	EBITDA and Adjusted EBITDA

EBITDA represents net income attributable to Navios Partners’ unitholders before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase in operating assets; (ii) net decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and discount; (v) gain on sale of assets, net; (vi) non-cash amortization of deferred revenue and straight-line effect of the containerships and tankers charters with de-escalating rates; (vii) stock-based compensation expense; (viii) amortization of operating lease assets/ liabilities; (ix) bargain gain; (x) net loss attributable to noncontrolling interest; and (xi) equity in net earnings of affiliated companies. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

EBITDA for the year ended December 31, 2023 was affected by the accounting effect of a $50.2 million net gain related to the sale of 15 of our vessels (including an impairment loss of $2.8 million in connection with one of our operating lease assets). Excluding this item, Adjusted EBITDA increased by $79.7 million to $747.6 million for the year ended December 31, 2023, as compared to $667.9 million for the same period in 2022. The increase in Adjusted EBITDA was primarily due to a: (i) $96.4 million increase in time charter and voyage revenues; (ii) $52.6 million increase in other income, mainly due to the hire received as compensation for the early termination of the charter parties for two containerships; and (iii) $1.8 million decrease in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items). The above increase was partially mitigated by a: (i) $37.6 million increase in time charter and voyage expenses, mainly due to the increase in a) bareboat and charter-in hire expense of the tanker and drybulk fleet and b) bunker expenses arising from the increased days of freight voyages in 2023; (ii) $19.7 million increase in vessel operating expenses in accordance with our Management Agreements, mainly due to the expansion of our fleet; (iii) $13.4 million increase in general and administrative expenses, mainly due to the expansion of our fleet in accordance with our Administrative Services Agreement; and (iv) $0.4 million increase in other expenses.

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

(2)	Operating Surplus

Navios Partners generated an Operating Surplus for the year ended December 31, 2023 of $389.0 million, as compared to $343.5 million for the year ended December 31, 2022. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (see “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

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

Table of Contents	85

Borrowings

Navios Partners’ long-term third party borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of December 31, 2023 and December 31, 2022, total borrowings, net amounted to $1,861.5 million and $1,945.4 million, respectively. The current portion of long-term borrowings, net amounted to $285.0 million at December 31, 2023 and $391.1 million at December 31, 2022.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings.

Capital expenditures for the years ended December 31, 2023, 2022 and 2021 amounted to $465.0 million, $610.6 million and $278.8 million, respectively.

For the year ended December 31, 2023, expansion capital expenditures of $465.0 million related to: (i) $282.1 million representing deposits for the acquisition/option to acquire eleven newbuilding containerships that are expected to be delivered through 2025 and 16 newbuilding tankers expected to be delivered through 2027; and (ii) $182.9 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

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

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Managers under the Management Agreements. For more information on the Management Agreements, please read “Item 7. Major Unitholders and Related Party Transactions - Management Agreements” and Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2023 and 2022 was $224.1 million and $244.6 million, respectively, for replacing our vessels at the end of their useful lives.

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

Vessels to be delivered

Please read Note 15 – Commitments and contingencies to our consolidated financial statements, included elsewhere in this annual report for a full description of vessels to be delivered to our fleet.

C. Research and development, patents and licenses, etc.

We have made, and will continue to make, investments in research and development in connection with advancing the technology of our systems and vessels. We review our research and development activities on an ongoing basis based on the needs of our business and operations.

Table of Contents	86

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to expected future cash flows from long-lived assets to support impairment tests. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating the carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as obsolesce or significant damages to the vessel, vessel sales and purchases, business plans, overall market conditions and market economic outlook.

Undiscounted projected net operating cash flows are determined for each asset group, for which impairment indicators are present, and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to the current market rates. The loss recognized either on impairment or on disposition will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

As of December 31, 2023, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners’ long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, a recoverability test of certain of long-lived assets was performed.

Table of Contents	87

As of December 31, 2022, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners’ long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, a recoverability test of certain of long-lived assets was performed.

As of December 31, 2021, the Company concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and the related intangible assets and that a recoverability test was not required.

Undiscounted projected net operating cash flow analysis is performed by considering various assumptions regarding the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and ten-year average historical one-year time charter rates for the remaining period), over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, scheduled dry-dockings or special surveys, scrap values, the use or probability of sale of each vessel, vessel operating expenses as determined by the Management Agreements (as defined herein) in effect until January 1, 2025 and thereafter assuming an annual increase of 3.0% every second year and utilization rate based on the fleet’s historical performance.

As of December 31, 2023, the Company’s recoverability test concluded that no impairment loss was identified and recognized, as the undiscounted projected net operating cash flows of each asset group exceeded the carrying value.

During the year ended December 31, 2022, an impairment loss of $7.9 million, which was presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations, was recognized in connection with the committed sales of the Nave Cosmos in January 2023, the Nave Polaris in January 2023, the Jupiter N in February 2023 and the Navios Prosperity I in February 2023, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 7 — Vessels, net to our consolidated financial statements, included elsewhere in this annual report).

Table of Contents	88

The Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate for similar vessels) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2023):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	Five-Year Average	Three-Year Average	One-Year Average
	(% above/(below) the 10-year average)
Ultra-Handymax	19.5%	45.4%	3.2%
Containerships 2,500– 2,800 TEU	55.5%	123.5%	(13.6%)
Containerships 3,450 TEU	61.6%	137.0%	(13.7%)
Containerships 4,250 – 4,730 TEU	64.5%	140.5%	(14.9%)
Containerships 6,800 TEU	21.5%	70.8%	(22.9%)
Containerships 10,000 TEU *	19.0%	60.1%	(15.6%)

* For the vessels with capacity of 10,000 TEU, the average daily rates were only available for the years 2017 through 2023.

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels would have carrying values in excess of their projected undiscounted future cash flows.

Table of Contents	89

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

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases under the scope of ASC 842 and is recognized for the applicable period when collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Table of Contents	90

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	59	Chairwoman of the Board, Chief Executive Officer and Director
Ted C. Petrone	69	Vice Chairman of the Board
Shunji Sasada	66	President and Director
Efstratios Desypris	51	Chief Operating Officer
Erifyli Tsironi	50	Chief Financial Officer
Joergen Rosleff	52	Chief Commercial Officer
Vincent Vandewalle	51	Chief Trading Officer
Georgios Akhniotis	59	Executive Vice President-Business Development and Director
Anna Kalathaki	54	Executive Vice President - Risk Management
Vasiliki Papaefthymiou	55	Secretary
Serafeim Kriempardis	76	Director (Class III)
Vasilios Mouyis	61	Director (Class II)
Kunihide Akizawa	64	Director (Class I)
Alexander Kalafatides	60	Director (Class I)

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco. Each of Ms. Frangou, Mr. Akhniotis and Mr. Sasada were appointed as directors by our general partner, pursuant to our partnership agreement.

Angeliki Frangou has been our Chairwoman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairwoman and Chief Executive Officer of Navios Holdings, since August 2005. Ms. Frangou has been the Chairwoman and a Member of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is also a Member of the Board of the Foundation for Economic and Industrial Research (IOBE). Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a Bachelor’s Degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master’s Degree in Mechanical Engineering from Columbia University.

Ted C. Petrone was appointed our Vice Chairman in November 2022. Mr. Petrone also serves as Vice Chairman of Navios Corporation since January 2015 having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has also been Navios South American Logistics Inc. President since July 2020. Mr. Petrone also serves as Vice Chairman of Navios Maritime Partners L.P. since November 2022. Mr. Petrone has served in the maritime industry for 46 years, 43 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

Shunji Sasada became our President in November 2022 and was appointed to our Board of Directors in August 2007. Mr. Sasada has also served as a director of Navios Holdings and President of Navios Corporation since January 2015. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. ("MOSK"). In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra-Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President - Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer until December 2014. Mr. Sasada has been a member of the North American Committee of Nippon Kaiji Kyokai since inception. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is a member of Board of Trustees of Keio Academy of New York.

Table of Contents	91

Efstratios Desypris has been the Chief Operating Officer of Navios Partners since November 2021. He has also served as Chief Financial Officer of Navios Partners from 2010 through November 2021. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. Mr. Desypris has also been a Director of Navios Containers since November 2018. He also serves as SVP-Strategic Planning of Navios South American Logistics Inc. Before joining Navios Holdings, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Erifyli Tsironi has been our Chief Financial Officer since November 4th, 2021. Ms. Tsironi is also Senior Vice President – Credit Management of Navios Holdings since October 2014. Ms. Tsironi served as Chief Financial Officer of Navios Maritime Containers L.P. since 2019 until completion of the merger with Navios Maritime Partners L.P. in 2021, and as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation in 2018. Ms. Tsironi has 27 years experience in shipping. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE focusing on ship finance. Ms. Tsironi joined DVB Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager/shipping department in ANZ Investment Bank/ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes (ex Cass) Business School of City University in London.

Joergen Rosleff was appointed our Chief Commercial Officer in November 2022. Previously Mr. Rosleff served as Chief Commercial Officer – Container Division since 2013. Mr. Rosleff has served as a Director and Head of Maersk Broker Exclusive Tonnage Team / Commercial Management Department before joining Navios as well as in various other senior positions in Maersk Broker for about 11 years. Mr. Rosleff has 30 years of experience in the shipping industry as he has served in various commercial positions - tankers, bulkers and containers. Mr. Rosleff has a degree in Business Administration, International Management and Economics, from Copenhagen Business School.

Vincent Vandewalle was appointed as our Chief Trading Officer in November 2022. Since 2010, Mr. Vandewalle also serves as Managing Director in Kleimar NV and has served in the Navios Group as Chief Commercial Officer in Dry bulk since 2012. Mr. Vandewalle has 22 years of experience in the shipping industry with focus in the dry bulk sector. He has served in several commercial positions in Kleimar N.V. in the past 22 years. Mr. Vandewalle has a degree followed by a Master in Applied Economics from University of Leuven and he also holds a Master in Taxation from the University of Leuven.

Georgios Akhniotis was appointed to our Board of Directors in August 2007 and he has been our Executive Vice President-Business Development since February 2008. Mr. Akhniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Akhniotis served as Senior Vice President - Business Development of Navios Holdings from August 2006 to April 2007. Mr. Akhniotis has also been Navios South American Logistics Inc. Chief Executive Officer since October 2022 and Director. Prior to joining Navios Holdings, Mr. Akhniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006. Mr. Akhniotis holds a Bachelor of Science degree in engineering from the University of Manchester and he is a member of the institute of chartered accountants in England and Wales. Mr. Akhniotis is also a member of the institute of certified accountants in Cyprus.

Anna Kalathaki was appointed our Executive Vice President – Risk Management in November 2022. Ms. Kalathaki has been Chief Legal Risk Officer of Navios Holdings since November 2012, and previously Senior Vice President — Legal Risk Management of Navios Holdings from December 2005 until October 2012. Ms. Kalathaki has also been Navios South American Logistics Inc. Secretary since inception and Executive Vice President – Group Risk Management and Director since October 2022. Ms Kalathaki is also a Director on the Member’s Committee of the UK Club’s Board of Directors since November 2023. Before joining Navios Holdings, Ms. Kalathaki was Associate Director of A Bilbrough & Co Ltd, Managers of the London Steam – Ship Owners’ Mutual Insurance Association Limited having previously worked for a U.S. maritime law firm in New Orleans, and in a similar capacity thereafter in a London based maritime law firm. She was admitted to practice law in the state of Louisiana in 1995. She qualified as a solicitor in England and Wales in 1999 and was admitted to practice law before the Bar in Piraeus, Greece in 2003. She holds a B.A degree in International Relations from Georgetown University, Washington D.C. (1991), an MBA degree from European University in Brussels (1992 (and a law degree (J.D) from Tulane Law School (1995).

Table of Contents	92

Vasiliki Papaefthymiou was appointed our Secretary in August 2007. Ms. Papaefthymiou has been Executive Vice President - Legal and a member of Navios Holdings’ board of directors since August 25, 2005, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Master degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

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

Kunihide Akizawa has 42 years of experience in shipping and logistics. Mr. Akizawa started his shipping career in 1982 in Japan with Mitsui O.S.K. Lines, Ltd. He worked in the accounting department, the export department focusing on the Red Sea and Mediterranean areas, the bulk department, and a chartering manager of Skaarup Shipping International Corporation, which was a joint-venture company with Mitsui O.S.K. Lines, Ltd. In 1995, Mr. Akizawa joined ITOCHU Corporation in the logistics division. In 2011, he became President of MarineNet, a subsidiary of ITOCHU Corporation as well as five other major Japanese trading houses. In 2016, he was appointed as President of IMECS Co., Ltd, the ship-owning arm of ITOCHU and full subsidiary. From 2021 to December 2022, Mr Akizawa served as Vice President Business Development of Fleet Management Limited. As of April 1st 2023, Mr. Akizawa joined Synergy Marine Japan, as Group Representative in Japan. Mr. Akizawa is a graduate of Gakushuin University, Tokyo with a B.A. degree in Economics.

Alexander Kalafatides has been a member of our board of directors since 2019. Mr. Kalafatides has over 40 years of experience in general management and marketing. Mr. Kalafatides is a Senior M&A Advisor for Hughes Klaiber, a boutique M&A investment bank for small to middle market firms. He also holds the position of Special Projects Director at IUC International LLC, a designer and importer of consumer products, and he also serves as an adjunct professor in International Business at Drexel University. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc., a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University, his B.S.E. in computer engineering & science at the University of Pennsylvania and a Certificate of Director Education from Drexel University’s Gupta Governance Institute. Mr. Kalafatides serves as chairman of the Conflicts Committee and as a member of the Audit Committee, is an independent director.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2023, 2022 and 2021 no amounts were paid to the General Partner.

Table of Contents	93

Officers’ Compensation

We were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of the Managers, their compensation is set and paid by the Managers, and we reimburse the Managers for time they spend on the Company’s matters pursuant to the Administrative Services Agreement. Under the terms of the Administrative Services Agreement, we reimburse the Managers for the actual costs and expenses they incur in providing administrative support services to us. The amount of our reimbursements to the Managers for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that the Managers pay to such officers. For the years ended December 31, 2023, 2022 and 2021, the expenses charged by the Managers for administrative services, were $59.9 million, $50.2 million and $28.8 million, respectively.

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

For the year ended December 31, 2023, the aggregate annual fees paid to our non-management directors were $0.36 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairwoman of the Board.

In December 2023, the Compensation Committee of Navios Partners authorized and approved a cash payment of $5.5 million to our officers and directors for which all service conditions had been met as of December 31, 2023. Also, the Compensation Committee of Navios Partners authorized and approved an additional $5.5 million cash payment to the directors and officers of the Company subject to fulfillment of certain service conditions in 2024.

In February 2019, December 2019, December 2018 and December 2017, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. Following the NNA Merger, Navios Partners assumed the restricted common units granted in December 2018 and December 2017 to directors and officers of Navios Acquisition, which are based solely on service conditions and vest over four years each, respectively. Upon the NNA Merger, the unvested restricted common units were 11,843 after exchange on a 1 to 0.1275 basis. The fair value of restricted common units is determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. During the year ended December 31, 2023, there were no restricted common units exercised, forfeited or expired. During the year ended December 31, 2022, the Company forfeited 12,699 unvested restricted common units and cancelled 259 general partnership units. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2021. Navios Partners vested 1,001, 29,216 and 61,626 restricted common units during the years ended December 31, 2023, 2022 and 2021, respectively.

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

Table of Contents	94

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

The Managers crew our vessels primarily with Ukrainian, Polish, Filipino, Russian and Indian officers and Filipino, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Managers by local crewing agencies. The crewing agencies handle each seaman’s training while the Managers handle their travel and payroll. The Managers require that all of their seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Managers also provide on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. Major Unitholders and Related Party Transactions” and Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Table of Contents	95

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 31, 2024, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 30, 2024 (60 days after March 31, 2024) through the exercise of any unit option or other right. The percentage disclosed below is based on all outstanding common units (30,184,388), not including general partnership units (622,296). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

 Identity of Person or Group

	Common Units Owned	Percentage of Common Units Owned
Angeliki Frangou(1)	5,039,090	16.7%
Ted C. Petrone	*	*
Shunji Sasada	*	*
Efstratios Desypris	*	*
Joergen Rosleff	*	*
Georgios Akhniotis	*	*
Anna Kalathaki	*	*
Serafeim Kriempardis	*	*
Kunihide Akizawa	*	*
Alexander Kalafatides	*	*
Erifyli Tsironi	—	—
Vincent Vandewalle	—	—
Vasiliki Papaefthymiou	—	—
Vasilios Mouyis	—	—
All directors and officers as a group (14 persons)(2)	5,145,214	17.0%

*Less than 1%

(1)	Represents common units beneficially owned directly and indirectly through affiliated entities.

(2)	Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common units, other than Angeliki Frangou.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Nothing to disclose.

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 31, 2024, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 30, 2024 (60 days after March 31, 2024) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding units of 30,184,388 common units. There are also 622,296 general partnership units outstanding which are not included in the ownership table below. The general partnership units are held by Olympos Maritime Ltd., which represents a 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units. For more information on our general partner, please read “Item 7. Major Unitholders and Related Party Transaction - B. Related Party Transactions”.

	Common Units Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
Angeliki Frangou(1)	5,039,090	16.7%
Pilgrim Global Advisors LLC(2)	4,908,105	16.3%
Ned L. Sherwood(3)	1,631,615	5.4%

Table of Contents	96

(1)	The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on March 6, 2024.

(2)	The number of common units beneficially owned is based on the information disclosed on the Schedule 13G filed with the SEC on February 13, 2024.

(3)	The number of common units beneficially owned is based on the information disclosed on the Schedule 13D filed with the SEC on November 28, 2023.

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

As of March 31, 2024, we had at least 33 common unit holders of record, 8 of which were located in the United States and held an aggregate of 25,427,253 of our common units, representing approximately 84% of our outstanding common units. However, one of the U.S. common unit holders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 25,424,421 of our common units as of that date. Accordingly, we believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Please read Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report for a full description of related party transactions.

Table of Contents	97

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

(b)	if a majority or more of the value of the total assets or business acquired is attributable to the Panamax or Capesize drybulk carriers and related charters, as determined in good faith by the board of directors of Navios Holdings, Navios Holdings shall notify us in writing of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings if we wish to acquire such Panamax or Capesize drybulk carriers and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings acquiring the non-Panamax or non-Capesize drybulk carriers and related charters forming part of that business or package of assets. If we do not notify Navios Holdings of our intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above;

(4)	acquiring a non-controlling interest in any company, business or pool of assets;

(5)	acquiring or owning any Panamax or Capesize drybulk carrier and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement; acquiring or owning Panamax or Capesize drybulk carriers under charter for three or more years subject to the offers to us described in paragraphs (2) and (3) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

Table of Contents	98

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

Table of Contents	99

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

The Management Agreements may be terminated, prior to the end of its term by us upon 120 days’ notice if there is a change of control of the Managers, or by the Managers upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the Management Agreements may be terminated by us or by the Managers upon 120 days’ notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Management Agreements is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Table of Contents	100

Furthermore, at any time after the first anniversary of the Management Agreements, the Management Agreements may be terminated prior to the end of its term by us or by the Managers upon 365 days’ notice for any reason other than those described above. The Management Agreements provide for payment of a termination fee, equal to the fixed daily fees and other fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before its term. The duration of the Management Agreements is for a period of five years and upon its term shall be automatically renewed for a period of other five years.

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

Commencing from January 1, 2024 vessel operating expenses are fixed for one year for a daily fee of: (a) $4,754 per Ultra-Handymax Vessel; (b) $4,864 per Panamax Vessel; (c) $5,913 per Capesize Vessel; (d) $6,667 per Containership of TEU 1,300 up to 3,400; (e) $6,792 per Containership of TEU 3,450 up to 4,999; (f) $7,541 per Containership of TEU 5,000 up to 6,800; (g) $8,502 per Containership of TEU 8,000 up to 9,999; (h) $9,038 per Containership of TEU 10,000 up to 11,999; (i) $7,459 per MR2 and MR1 product tanker vessel; (j) $7,896 per LR1 product tanker vessel; (k) $10,546 per VLCC; and (l) at cost for specialized transhipper vessels.

For additional information on the Management Agreements, please read Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

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

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our General Partner. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120 days' notice if:

Table of Contents	101

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the management agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, the Administrative Services Agreement may be terminated by us or by the Manager upon 365 days’ notice for any reason other than those described above. The agreement provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before its term.

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

For additional information on the Administrative Agreement, please read Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

Table of Contents	102

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18. Financial Statements.

Legal Proceedings

We are not involved in any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us that we believe would have a material adverse effect on our business, financial position, results of operations and liquidity.

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

Quarterly Distribution

Please read Note 18 – Cash distributions and earnings per unit to our consolidated financial statements, included elsewhere in this annual report for a full description of the authorized cash distributions of the Company.

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common units are traded on the New York Stock Exchange (or “NYSE”) under the symbol “NMM”.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

Table of Contents	103

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

•	Omnibus Agreement, dated as of November 16, 2007, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Omnibus Agreement, dated as of June 29, 2009, among Navios Holdings, Navios GP LLC, Navios Maritime Operating LLC., and Navios Partners, relating to the Omnibus Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to Management Agreement dated October 29, 2009, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 2 to Management Agreement dated October 21, 2011, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

Table of Contents	104

•	Amendment No. 3 to Management Agreement dated October 30, 2013, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 4 to Management Agreement dated August 29, 2014, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 5 to Management Agreement dated February 10, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 6 to Management Agreement dated May 4, 2015, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 8, to Management Agreement dated November 14, 2017, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 9 to Management Agreement dated August 28, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 10 to Management Agreement dated December 13, 2019, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 1, dated October 21, 2011, to the Administrative Services Agreement, dated as of November 16, 2007, between Navios Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners and Navios ShipManagement. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

Table of Contents	105

•	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment No. 4 to Management Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 4, 2012, between Navios Acquisition and Navios Tankers Manager Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 14, 2014, between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Seventh Amendment to the Management Agreement, dated as of December 13, 2019, by and between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Eighth Amendment to the Management Agreement, dated as of June 26, 2020, by and between Navios Acquisition and Navios Tankers Management Inc. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Continuous Offering Program Sales Agreement, dated November 18, 2016, between Navios Partners and S. Goldman Capital LLC. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC.

•	Amendment No. 2 to Continuous Offering Program Sales Agreement, dated August 3, 2020, with S. Goldman Capital LLC.

•	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 07, 2021, by and among Navios Maritime Acquisition Corporation as released borrower, Navios Maritime Partners L.P. as new borrower, the banks and financial institutions listed therein as lenders, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee.

•	Facility Agreement, for a term loan facility, dated December 13, 2021, by and among Tinos Shipping Corporation, Psara Shipping Corporation, Oinousses Shipping Corporation, Joy Shipping Corporation and Avery Shipping Company as borrowers and DNB (UK) LIMITED as lender and Mandated Lead Arranger, DNB Bank ASA, London Branch as Facility Agent, Security Agent and Sustainability Agent.

•	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 13, 2021, by and among Zakynthos Shipping Corporation, Delos Shipping Corporation, Kerkyra Shipping Corporation, Alkmene Shipping Corporation, Persephone Shipping Corporation and Chernava Marine Corp., Navios Maritime Acquisition Corporation as released guarantor, Navios Maritime Partners L.P. as new guarantor, the banks and financial institutions listed therein as lenders, and BNP Paribas and Crédit Agricole Corporate and Investment Bank as Lenders and Mandated Lead Arrangers and BNP Paribas as agent and security trustee

•	Facility Agreement dated March 28, 2022, by and among Esmeralda Shipping Corporation, Proteus Shiptrade SA and Triangle Shipping Corporation as borrowers and ABN AMRO Bank N.V. as lender, agent and security trustee

•	Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., as buyers and bareboat owners, and Perigiali Navigation Limited, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Beaufiks.

•	Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A. as buyer and bareboat owner, and Fantastiks Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Fantastiks.

•	Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A. as buyers and bareboat owners, and Casual Shipholding Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sol.

•	Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius.

•	Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc.as buyers and bareboat owners, and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Ace.

•	Bareboat Charters and Memorandum of Agreements, dated June 18, 2021, between Mi-Das Line S.A. as buyer and bareboat owner and Lavender Shipping Corporation and Nostos Shipmanagement Corp. as sellers and bareboat charterers, providing for the sale and leaseback of the Navios Ray and the Navios Bonavis.

•	Bareboat Charter and Memorandum of Agreement, dated August 16, 2021, between Batanagar Shipping Corporation, as buyer and bareboat owner, and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Pollux.

•	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the Navios Amaranth and Navios Amarillo, respectively.

•	Bareboat Charters and Memoranda of Agreement by and between Xiang L44 Hk International Ship Lease Co., Limited, Xiang L45 Hk International Ship Lease Co., Limited, Xiang L46 Hk International Ship Lease Co., Limited and Xiang L47 Hk International Ship Lease Co., Limited wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Vythos Marine Corp., Nefeli Navigation S.A., Fairy Shipping Corporation and Limestone Shipping Corporation dated March 11, 2020, providing for the sale and leaseback of the Navios Constellation, the Navios Unison, the Navios Utmost and the Navios Unite.

Table of Contents	106

•	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the Nave Atria, Nave Aquila, Nave Bellatrix and Nave Orion respectively.

•	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar.

•	Bareboat Charter and Memorandum of Agreement, dated June 12, 2020, for the sale and leaseback transaction among Great Rhodes Limited, Great Skyros Limited, Great Crete Limited and Great Rhea Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Rhodes Shipping Corporation, Skyros Shipping Corporation, Crete Shipping Corporation and Rhea Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Cassiopeia, Nave Sextans, Nave Cetus and Perseus N, respectively

•	Agreement and Plan of Merger, dated December 31, 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Partners L.P., Navios Acquisition Merger Sub. Inc. and Navios Maritime Acquisition Corporation. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Bareboat Charter and Memorandum of Agreement, dated February 21, 2022, between Kotobuki Kaiun Co., Ltd., Yutoku Kinkai Kisen Co., Ltd. And Kotobuki Shipping Corporation, S.A., as buyers and bareboat owners, and Kleimar NV and White Narcissus Marine S.A., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Asteriks.

•	Facility Agreement dated May 9, 2022, by and among Cronus Shipping Corporation, Bole Shipping Corporation, Skopelos Shipping Corporation, Ios Shipping Corporation and Antipaxos Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee

•	Facility Agreement dated June 29, 2022, by and among Customized Development S.A., Kohylia Shipmanagement S.A., Floral Marine LTD. and Ianthe Maritime S.A. as borrowers, and Skandinaviska Enskilda Banken AB.

•	Bareboat Charter and Memorandum of Agreement, dated July 4, 2022, between Bright Carrier S.A, as buyers and bareboat owners, and Anafi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sky.

Table of Contents	107

•	Amendment No. 11 dated July 25, 2022, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc.

•	Facility Agreement dated September 5, 2022, by and among Navios Maritime Partners L.P. and Hamburg Commercial Bank AG as Agent, Mandated Lead Arranger and Security Trustee.

•	Facility Agreement dated September 30, 2022, by and among Melpomene Shipping Corporation and Urania Shipping Corporation, as borrowers, and KFW IPEX-Bank GMBH, as lender, mandated lead arranger, facility agent and security agent.

•	Form of Bareboat Charter and Memorandum of Agreement, dated October 27, 2022, for the sale and leaseback transaction between Xiang H131 International Ship Lease Co., Limited Xiang H129 International Ship Lease Co., Limited Xiang H130 International Ship Lease Co., Limited, Xiang H104 International Ship Lease Co., Limited, Xiang H119 International Ship Lease Co., Limited, Xiang H132 International Ship Lease Co., Limited, Jiahai International Ship Lease Co., Limited, Jialong International Ship Lease Co., Limited,, Xiang L33 HK International Ship Lease Co., Limited, Xiang T51 HK International Ship Lease Co., Limited, Longshi International Ship Lease Co., Limited, Longli International Ship Lease Co., Limited, being subsidiaries Bank of Communications Financial Leasing Company Limited, and Velour Management Corp., Morven Chartering Inc., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Enplo Shipping Limited, Olympia II Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Evian Shiptrade Ltd, Anthimar Marine Inc. being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Vermilion, Matson Oahu, Navios Indigo, Navios Spring, Navios Summer, Navios Verde, Navios Domino, Navios Delight, Navios Destiny, Navios Devotion, Matson Lanai, Navios Amarillo, respectively.

•	Bareboat Charter and Memorandum of Agreement (form of), dated December 5, 2022, between Wealth Line Inc., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius.

•	Bareboat Charter and Memorandum of Agreement (form of), dated February 14, 2023, between Glory Ocean Shipping S.A. and Temm Maritime Co., Ltd., as buyers and bareboat owners, and Koufonisi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Felix.

•	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Shikar Ventures S.A. and Batanagar Shipping Corporation, providing for the sale and leaseback of Navios Stellar.

•	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pueblo Holdings Ltd. and K.T.M. Corporation S.A., providing for the sale and leaseback of Navios Lumen.

•	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pharos Navigation S.A. and ASL Navigation S.A., providing for the sale and leaseback of the Navios Phoenix.

•	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Rumer Holding Ltd. and Juno Maritime Corp., providing for the sale and leaseback of Navios Antares.

•	Bareboat Carter and Memorandum of Agreement, dated November 27, 2019, among Anchor Trans Inc., and Vernazza Shiptrade Inc, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Dream Canary.

•	Bareboat Charter and Memorandum of Agreement, dated February 13, 2020, between Lua Line S.A. and Okino Kaiun Co. and Roselite Shipping Corporation, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Navios Corali.

•	Bareboat Charter and Memorandum of Agreement, dated July 4, 2022, between Bright Carrier S.A, as buyers and bareboat owners, and Anafi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sky.

•	Term Loan Facility Agreement dated February 16, 2023, by and among Terpsichore Shipping Corporation, Erato Shipmanagement Corporation, Calliope Shipping Corporation, and Euterpe Shipping Corporation, as borrowers, DNB Bank ASA, as agent, and the Banks and Financial Institutions listed therein.

•	Term Loan Facility Agreement dated April 19, 2023, by and among Folegandros Shipping Corporation, Serifos Shipping Corporation, Sifnos Shipping Corporation, Syros Shipping Corporation and Skiathos Shipping Corporation, as borrowers, Skandinaviska Enskilda Banken AB, as agent, bank, and arranger, and the Banks and Financial Institutions listed therein.

•	Loan Agreement dated April 25, 2023, between Karpathos Shipping Corporation, and Patmos Shipping Corporation, as borrowers, KFW IPEX-Bank GMBH, as facilitly and security agent, mandated lead arranger, and K-Sure agent, and the Banks and Financial Institutions listed therein.

•	Loan Agreement dated May 2, 2023, between Antipsara Shipping Corporation, Kithira Shipping Corporation, and Thasos Shipping Corporation, as borrowers, Eurobank S.A., as agent, arranger, and security agent, Eurobank Cyprus Ltd., as account bank, and the Banks and Financial Institutions listed therein.

•	Bareboat Charter and Memorandum of Agreement (Form of) dated May 19, 2023, by and between Xiang H145 International Ship Lease Co., Limited, Xiang H142 International Ship Lease Co., Limited, Xiang H143 International Ship Lease Co., Limited, Xiang H144 International Ship Lease Co., Limited, wholly owned subsidiaries of Bank of Communications Financial Leasing Company as buyers and bareboat owners and Polymnia Shipping Corporation, Kleio Shipping Corporation, Astrovalos Shipping Corporation and Gavdos Shipping Corporation as seller and bareboat charterers, providing for the sale and leaseback of Nave Cosmos, Nave Photon, Zim Seagull and Zim Albatross.

•	Bareboat Charter and Memorandum of Agreement dated October 19, 2023, by and between Mitsui & Co., Ltd. as Shipbroker, Atokos Shipping Corporation as seller bareboat charterers and Blue Wave Line Inc. as owners, providing for the sale and leaseback of Navios Horizon I.

•	Sample Bareboat Charter and Memorandum of Agreement, dated November 28, 2023, for the sale and leaseback transaction among HAIJIN No.11 (TIANJIN) LEASING CO., LIMITED , HAIJIN No.8 (TIANJIN) LEASING CO., LIMITED, HAIJIN No. 9 (TIANJIN) LEASING CO., LIMITED and HAIJIN No.10 (TIANJIN) LEASING CO., LIMITED being subsidiaries of ICBC Financial Leasing Co., Ltd and Nisyros Shipping Corporation, Makri Shipping Corporation, Meganisi Shipping Corporation, Despotiko Shipping Corporation, Ithaki Shipping Corporation, Thalia Shipping Corporation, Muses Shipping Corporation, Tarak Shipping Corporation all being subsidiaries of Navios Maritime Partners L.P.

•	Term Loan Facility Agreement dated January 3, 2024, by and among Oinousses Shipping Corporation, Psara Shipping Corporation, and Tinos Shipping Corporation as borrowers, Nordea Bank ABP, Filial I Norge, as lead arranger, agent, bank, and bookrunner, and the Banks and Financial Institutions listed therein.

•	Bareboat Charter and Memorandum of Agreement dated February 22, 2024, by and between Itochu Corporation as Shipbroker, Aramis Navigation Inc. as seller bareboat charterers and Seven Shipping S.A. of Panama as owners, providing for the sale and leaseback of MV Navios Azimuth 9589839.

D.	Exchange controls

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

Table of Contents	108

E.	Taxation

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

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation that may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States), beneficial owners that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or beneficial owners that are accrual method taxpayers for U.S. federal income tax purposes and are required to accelerate the recognition of any item of gross income with respect to the common units as a result of such income being recognized on an applicable financial statement, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar or (iv) beneficial owners of common units that own 2.0% or more (by vote or value) of our common units (including beneficial owners entitled to a “dividends received deduction” with respect to our common units), all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

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

Table of Contents	109

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person”.

Distributions

Subject to the discussion below of the rules applicable to a PFIC, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year.

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

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends”. In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value) in a common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a non-corporate U.S. Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Table of Contents	110

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election”. As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder's ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date that is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Table of Contents	111

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income”. The Electing Holder’s adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”. However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

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

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”. Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common units would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

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

Controlled Foreign Corporation

Although we believe that Navios Partners was not a CFC as of December 31, 2023, or at any time during 2023, tax rules enacted by the 2017 Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Partners being treated as a CFC for U.S. federal income tax purposes in the future, together with certain of its non-U.S. subsidiaries that are treated as a CFC Sub. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of these equity interests for purposes of determining whether we (and a CFC Sub) are a CFC. If, in the future, U.S. Holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10% or more of our equity (by vote or value) would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly or constructively, we (and a CFC Sub) would become a CFC.

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

If contrary, to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption (see Item 4.B. Business Overview - Taxation of the Partnership - The Section 883 Exemption). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax. Any U.S. Holder of Navios Partners that owns 10% or more (by vote or value), directly or indirectly, of the equity of Navios Partners should consult its own tax advisor regarding the U.S. federal tax consequences that may result from Navios Partners (and a CFC Sub) being treated as a CFC.

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

Table of Contents	113

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

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

Table of Contents	114

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available from the SEC’s website http://www.sec.gov.

I. Subsidiary information

Not applicable.

J. Annual Report to Security Holders

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

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses, thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2023, the value of the U.S. dollar as compared to the Euro decreased by approximately 3.5% compared with the respective value as of December 31, 2022.

Interest Rate Risk

Interest rates have increased significantly as central banks in Europe, United States and other developed countries raise interest rates in an effort to reduce the inflation effect. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Bank borrowings under our credit facilities bear interest at a rate based on a premium over SOFR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2023, 2022 and 2021, we paid interest on our outstanding debt at a weighted average interest rate of 7.2%, 5.3% and 4.1%, respectively. A 1% increase in SOFR would have increased our interest expense for the years ended December 31, 2023, 2022 and 2021 by $14.2 million, $12.6 million and $7.9 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of our total revenues. For the year ended December 31, 2021, Singapore Marine represented approximately 14.5% of our total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

Table of Contents	115

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2023.

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

Table of Contents	116

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2023, Navios Partners’ internal control over financial reporting was effective based on those criteria.

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

D. Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal control over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, Navios Partners’ internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

Navios Partners’ Audit Committee consists of three independent directors, Vasilios Mouyis, Serafeim Kriempardis and Alexander Kalafatides. The Board of Directors has determined that Serafeim Kriempardis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Kriempardis is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC.

The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for each of fiscal years 2023 and 2022 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. The audit fees for each of the audit of the years ended December 31, 2023 and 2022 were $0.7 million and $0.6 million, respectively.

Audit-Related Fees

There were no audit-related fees in 2023 and 2022.

Tax Fees

The tax fees for each of the years ended December 31, 2023 and 2022 were $0.2 million and $0, respectively.

Other Fees

There were no other fees in 2023 and 2022.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2023.

Table of Contents	117

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. As of December 31, 2023, no repurchases of common units have been made. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk management and strategy

The Company has a cybersecurity risk management program that includes:

i. Implementation of cybersecurity processes, policies, and governance frameworks.

ii. Investment in IT security including third party providers that assist in our cybersecurity needs.

iii. Training of the Company’s employees to avoid and combat cybersecurity threats.

iv. Board and management oversight of cybersecurity risks and threats.

The Company uses, as a guide, recognized best practices and standards as set by the U.S. National Institute of Standards and Technology.

The Company has established policies and procedures for all key aspects of its cybersecurity program including policies and plans to combat threats and risks affecting its business. As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert its information security management system and engage with cybersecurity experts.

The Company has engaged a third-party consultant to help integrate its information security management system to protect the Company’s operations risk and vulnerability. Assessments are conducted to identify cybersecurity weaknesses and recommend enhancements. In addition, 24/7 cybersecurity services are provided including continuous monitoring, detecting and providing alerts for any potential threats and attacks, using the Company’s security information and event management system.

The Company leverages several third-party tools and technologies as part of its efforts to enhance its cybersecurity functions. The Company performs annual disaster recovery tabletop exercises with its managed disaster recovery site provider to prepare for a cyberattack on the Company’s IT infrastructure. As part of the Company’s established cybersecurity governance framework, the Company also assesses potential cybersecurity threats related to the third-party providers and counterparties.

The Company has a robust training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings and performs phishing campaigns to assess awareness and readiness.

Governance

The board of directors considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The board of directors ensures allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with the Company’s overall strategy.

Cybersecurity Threats

For the year ended December 31, 2023 through the date of this annual report, there were no security incidents/breaches in 2023 leading to material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.”

Table of Contents	118

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-73.

Item 19. Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Partners L.P.(1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.(2)

1.3	Articles of Incorporation of Olympos Maritime Ltd. (46)

1.4	Bylaws of Olympos Maritime Ltd. (46)

2.1	Description of the rights of each class of securities registered under Section 12 of the Exchange Act(45)

4.1	Omnibus Agreement, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P.(1)

4.1.1	Amendment to Omnibus Agreement, dated as of June 29, 2009, relating to the Omnibus Agreement(3)

Table of Contents	119

4.2	Acquisition Omnibus Agreement(4)

4.3	Navios Midstream Omnibus Agreement(5)

4.4	Navios Containers Omnibus Agreement(6)

4.5	Management Agreement with Navios ShipManagement Inc.(1)

4.5.1	Amendment to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement(7)

4.5.2	Amendment No. 2 to Management Agreement, dated October 29, 2009, between Navios Maritime Partners L.P. and Navios ShipManagement Inc. relating to the Management Agreement, dated October 21, 2011(8)

4.5.3	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(9)

4.5.4	Amendment No. 4, dated August 29, 2014, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(10)

4.5.5	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(11)

4.5.6	Amendment No. 6, dated May 4, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(12)

4.5.7	Amendment No. 7 to Management Agreement dated February 4, 2016, between Navios Partners and Navios ShipManagement relating to the Management Agreement dated November 16, 2007(13)

4.5.8	Amendment No. 8, dated November 14, 2017, to the Management Agreement, dated October 21, 2011, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(14)

4.5.9	Amendment No. 9 dated August 28, 2019, to the Management Agreement, dated November 16, 2007 between Navios Maritime Partners L.P. and Navios ShipManagement Inc. (15)

4.5.10	Amendment No. 10, dated December 13, 2019, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P and Navios ShipManagement Inc.(16)

4.6	Management Agreement, dated June 7, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.1	Amendment No. 1 to Management Agreement, dated November 23, 2017, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.2	Amendment No. 2 to Management Agreement, dated April 23, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.3	Amendment No. 3 to Management Agreement, dated June 1, 2018, between Navios Maritime Containers Inc. and Navios Shipmanagement Inc.(17)

4.6.4	Amendment No. 4 to Management Agreement, dated August 28, 2019, between Navios Containers and Navios Shipmanagement Inc.(18)

4.7	Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc.(19)

4.7.1	Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc.(20)

Table of Contents	120

4.7.2	Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(21)

4.7.3	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(22)

4.7.4	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(23)

4.7.5	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(24)

4.7.6	Seventh Amendment to the Management Agreement, dated as of December 13, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (25)

4.7.7	Eighth Amendment to the Management Agreement, dated as of June 26, 2020, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc.(25)

4.8	Administrative Services Agreement with Navios Shipmanagement Inc.(1)

4.8.1	Amendment No. 1 to Administrative Services Agreement with Navios Maritime Holdings Inc., dated October 21, 2011(8)

4.8.2	Amendment No. 2 to Administrative Services Agreement, dated November 14, 2017, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(14)

4.8.3	Amendment No. 3 to Administrative Services Agreement, dated August 28, 2019, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.(15)

4.9	Continuous Offering Program Sales Agreement, dated November 18, 2016(26)

4.9.1	Amendment No. 1 to Continuous Offering Program Sales Agreement, dated June 2, 2017, with S. Goldman Capital LLC(27)

4.9.2	Amendment No. 2 to Continuous Offering Program Sales Agreement, dated August 3, 2020, with S. Goldman Capital LLC(28)

4.10	Continuous Offering Program Sales Agreement, dated April 9, 2021, between Navios Maritime Partners L.P. and S. Goldman Capital LLC.(29)

4.11	Continuous Offering Program Sales Agreement, dated May 21, 2021, between Navios Maritime Partners L.P. and S. Goldman Capital LLC.(30)

4.12	Credit Agreement for $405.0 million term loan, dated as of March 14, 2017, among Navios Maritime Partners L.P. and Navios Partners Finance (US) Inc., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, S. Goldman Advisors LLC, DVB Capital Markets LLC, ABN AMRO Capital USA LLC, Credit Agricole Corporate Investment Bank, Clarkson Platou Securities, Inc. and the several Lenders from time to time party thereto(31)

Table of Contents	121

4.13	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 07, 2021, by and among Navios Maritime Acquisition Corporation as released borrower, Navios Maritime Partners L.P. as new borrower, the banks and financial institutions listed therein as lenders, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee.(46)

4.14	Deed of Accession, Amendment, Release and Restatement relating to a Facility Agreement, for a term loan facility, dated December 13, 2021, by and among Zakynthos Shipping Corporation, Delos Shipping Corporation, Kerkyra Shipping Corporation, Alkmene Shipping Corporation, Persephone Shipping Corporation and Chernava Marine Corp., Navios Maritime Acquisition Corporation as released guarantor, Navios Maritime Partners L.P. as new guarantor, the banks and financial institutions listed therein as lenders, and BNP Paribas and Crédit Agricole Corporate and Investment Bank as Lenders and Mandated Lead Arrangers and BNP Paribas as agent and security trustee.(46)

4.15	Facility Agreement dated March 28, 2022, by and among Esmeralda Shipping Corporation, Proteus Shiptrade SA and Triangle Shipping Corporation as borrowers and ABN AMRO BANK N.V. as lender, agent and security trustee.(46)

4.16	Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., as buyers and bareboat owners, and Perigiali Navigation Limited, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Beaufiks(40)

4.17	Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A., as buyer and bareboat owner, and Fantastiks Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Fantastiks(40)

4.18	Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A., as buyers and bareboat owners, and Casual Shipholding Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sol(40)

4.19	Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius(40)

4.20	Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc., as buyers and bareboat owners and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Ace(40)

4.21	Bareboat Charter and Memorandum of Agreement (form of), dated June 18, 2021, between Mi-Das Line S.A., being a subsidiary of Itochu Corporation, and Lavender Shipping Corporation, being a subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Ray.(46)

4.22	Bareboat Charter and Memorandum of Agreement (form of), dated June 18, 2021, between Mi-Das Line S.A., being a subsidiary of Itochu Corporation, and Nostos Ship Management Corp., being a subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Bonavis.(46)

4.23	Bareboat Charter and Memorandum of Agreement, dated August 16, 2021, between Batanagar Shipping Corporation and Surf Maritime Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Pollux.(38)

4.24	Bareboat Charters and Memoranda of Agreement by and between Ocean Dazzle Shipping Limited, wholly owned subsidiary of Minsheng Financial Leasing Co. Ltd., and Jasmer Shipholding Ltd, Inastros Maritime Corp., Jaspero Shiptrade S.A., Thetida Marine Co., Evian Shiptrade Ltd and Anthimar Marine Inc., dated May 25, 2018, providing for the sale and leaseback of the APL Atlanta, APL Denver, APL Los Angeles, APL Oakland, Navios Amaranth and Navios Amarillo, respectively.(17)

Table of Contents	122

4.25	Bareboat Charters and Memoranda of Agreement (Form of) by and between Xiang L44 Hk International Ship Lease Co., Limited, Xiang L45 Hk International Ship Lease Co., Limited, Xiang L46 Hk International Ship Lease Co., Limited and Xiang L47 Hk International Ship Lease Co., Limited wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Vythos Marine Corp., Nefeli Navigation S.A., Fairy Shipping Corporation and Limestone Shipping Corporation dated March 11, 2020, providing for the sale and leaseback of the Navios Constellation, the Navios Unison, the Ym Utmost and the Navios Unite.(41)

4.26	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively(42)

4.27	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar(43)

4.28	Sample Bareboat Charter and Memorandum of Agreement, dated June 12, 2020, for the sale and leaseback transaction among Great Rhodes Limited, Great Skyros Limited, Great Crete Limited and Great Rhea Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Rhodes Shipping Corporation, Skyros Shipping Corporation, Crete Shipping Corporation and Rhea Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Cassiopeia, Nave Sextans, Nave Cetus and Perseus N, respectively(25)

4.29	Agreement and Plan of Merger, dated December 31, 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers L.P. and Navios Maritime Containers GP LLC(44)

4.30	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P. and Navios Acquisition Merger Sub, Inc.(38)

4.31	Facility Agreement dated May 9, 2022, by and among Cronus Shipping Corporation, Bole Shipping Corporation, Skopelos Shipping Corporation, Ios Shipping Corporation and Antipaxos Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee (47)

4.32	Facility Agreement dated June 29, 2022, by and among Customized Development S.A., Kohylia Shipmanagement S.A., Floral Marine LTD. and Ianthe Maritime S.A. as borrowers, and Skandinaviska Enskilda Banken AB(48)

4.33	Amendment No. 11 dated July 25, 2022, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc. (48)

4.34	Facility Agreement dated September 5, 2022, by and among Navios Maritime Partners L.P. and Hamburg Commercial Bank AG as Agent, Mandated Lead Arranger and Security Trustee* (48)

4.35	Facility Agreement dated September 30, 2022, by and among Melpomene Shipping Corporation and Urania Shipping Corporation, as borrowers, and KFW IPEX-Bank GMBH, as lender, mandated lead arranger, facility agent and security agent (49)

4.36	Form of Bareboat Charter and Memorandum of Agreement, dated October 27, 2022, for the sale and leaseback transaction between Xiang H131 International Ship Lease Co., Limited Xiang H129 International Ship Lease Co., Limited Xiang H130 International Ship Lease Co., Limited, Xiang H104 International Ship Lease Co., Limited, Xiang H119 International Ship Lease Co., Limited, Xiang H132 International Ship Lease Co., Limited, Jiahai International Ship Lease Co., Limited, Jialong International Ship Lease Co., Limited,, Xiang L33 HK International Ship Lease Co., Limited, Xiang T51 HK International Ship Lease Co., Limited, Longshi International Ship Lease Co., Limited, Longli International Ship Lease Co., Limited, being subsidiaries Bank of Communications Financial Leasing Company Limited, and Velour Management Corp., Morven Chartering Inc., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Enplo Shipping Limited, Olympia II Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Evian Shiptrade Ltd, Anthimar Marine Inc. being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Vermilion, Matson Oahu, Navios Indigo, Navios Spring, Navios Summer, Navios Verde, Navios Domino, Navios Delight, Navios Destiny, Navios Devotion, Matson Lanai, Navios Amarillo, respectively. (49)

Table of Contents	123

4.37	Bareboat Charter and Memorandum of Agreement (form of), dated December 5, 2022, between Wealth Line Inc., as buyers and bareboat owners, and Sagittarius Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sagittarius.(50)

4.38	Bareboat Charter and Memorandum of Agreement (form of), dated February 14, 2023, between Glory Ocean Shipping S.A. and Temm Maritime Co., Ltd., as buyers and bareboat owners, and Koufonisi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Felix.(50)

4.39	Supplemental Agreement, dated September 6, 2022, to the Loan Agreement dated December 13, 2021, among Ducale Marine Inc., Kleimar NV, Opal Shipping Corporation, Iris Corporation, Highbird Management Inc. and Corsair Shipping Ltd., and Credit Agricole Corporate and Investment Bank and BNP Paribas.(50)

4.40	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Shikar Ventures S.A. and Batanagar Shipping Corporation, providing for the sale and leaseback of Navios Stellar.(50)

4.41	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pueblo Holdings Ltd. And K.T.M. Corporation S.A., providing for the sale and leaseback of Navios Lumen.(50)

4.42	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pharos Navigation S.A. and ASL Navigation S.A., providing for the sale and leaseback of the Navios Phoenix.(50)

4.43	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Rumer Holding Ltd. and Juno Maritime Corp., providing for the sale and leaseback of Navios Antares.(50)

4.44	Bareboat Carter and Memorandum of Agreement, dated November 27, 2019, among Anchor Trans Inc., and Vernazza Shiptrade Inc, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Dream Canary.(50)

4.45	Bareboat Charter and Memorandum of Agreement, dated February 13, 2020, between Lua Line S.A. and Okino Kaiun Co. and Roselite Shipping Corporation, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Navios Corali.(50)

4.46	Bareboat Charter and Memorandum of Agreement (form of), dated February 21, 2022, between Kotobuki Kaiun Co., Ltd., Yutoku Kinkai Kisen Co., Ltd. And Kotobuki Shipping Corporation, S.A., as buyers and bareboat owners, and Kleinmar NV and White Narcissus Marine S.A., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Asteriks.(50)

4.47	Bareboat Charter and Memorandum of Agreement, dated July 4, 2022, between Bright Carrier S.A, as buyers and bareboat owners, and Anafi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sky.(50)

4.48	Term Loan Facility Agreement dated February 16, 2023, by and among Terpsichore Shipping Corporation, Erato Shipmanagement Corporation, Calliope Shipping Corporation, and Euterpe Shipping Corporation, as borrowers, DNB Bank ASA, as agent, and the Banks and Financial Institutions listed therein.(51)

4.49	Term Loan Facility Agreement dated April 19, 2023, by and among Folegandros Shipping Corporation, Serifos Shipping Corporation, Sifnos Shipping Corporation, Syros Shipping Corporation and Skiathos Shipping Corporation, as borrowers, Skandinaviska Enskilda Banken AB, as agent, bank, and arranger, and the Banks and Financial Institutions listed therein.(51)

4.50	Loan Agreement dated April 25, 2023, between Karpathos Shipping Corporation, and Patmos Shipping Corporation, as borrowers, KFW IPEX-Bank GMBH, as facilitly and security agent, mandated lead arranger, and K-Sure agent, and the Banks and Financial Institutions listed therein.(51)

4.51	Loan Agreement dated May 2, 2023, between Antipsara Shipping Corporation, Kithira Shipping Corporation, and Thasos Shipping Corporation, as borrowers, Eurobank S.A., as agent, arranger, and security agent, Eurobank Cyprus Ltd., as account bank, and the Banks and Financial Institutions listed therein.(51)

4.52	Bareboat Charter and Memorandum of Agreement (Form of) dated May 19, 2023, by and between Xiang H145 International Ship Lease Co., Limited, Xiang H142 International Ship Lease Co., Limited, Xiang H143 International Ship Lease Co., Limited, Xiang H144 International Ship Lease Co., Limited, wholly owned subsidiaries of Bank of Communications Financial Leasing Company as buyers and bareboat owners and Polymnia Shipping Corporation, Kleio Shipping Corporation, Astrovalos Shipping Corporation and Gavdos Shipping Corporation as seller and bareboat charterers, providing for the sale and leaseback of Nave Cosmos, Nave Photon, Zim Seagull and Zim Albatross.(51)

Table of Contents	124

4.53	Addendum No.1 to Navios Galaxy II Bareboat Charter, dated June 15, 2023 by and between Thalassa Marine S.A. as the charterer, and Abo Shoten, Ltd. and ASL Ocean Inc. as the owners.(52)

4.54	Addendum No.1 to MV Navios Uranus Bareboat Charter, dated June 15, 2023 by and between Atlas Marine S.A., as the charterer, and Abo Shoten, Ltd. and ASL Ocean Inc. as the owners.(52)

4.55	Addendum No.1 to MV Navios Phoenix Bareboat Charter, dated June 19, 2023 by and between Pharos Navigation S.A., as the charterer and ASL Navigation S.A. as the owner.(52)

4.56	Addendum No.1 to MV Navios Felicity I Bareboat Charter, dated June 19, 2023 by and between Rider Shipmanagement Inc. as the charterer and Forever Shipping S.A. as the owner.(52)

4.57	Facility Agreement dated June 20, 2023, among Iraklia Shipping Corporation, Antikithira Shipping Corporation, Limnos Shipping Corporation, Thera Shipping Corporation, Fandango Shipping Corporation, Flavescent Shipping Corporation, Sunstone Shipping Corporation, Coasters Venture Corporation, Velvet Shipping Corporation, and Bertyl Ventures Co. as borrowers and National Bank of Greence S.A.(52)

4.58	Loan Agreement dated June 21, 2023 among Zakynthos Shipping Corporation, Persephone Shipping Corporation, Kerkyra Shipping Corporation, Chernava Marine Corp., Ducale Marine Inc., Kleimar NV, Oral Shipping Corporation, Iris Shipping Corporation, Highbird Management Inc., as borrowers, BNP Paribas as Mandated Lead Arranger, Agent, and Security Trustee, and the banks and financial institutions listed therein.(52)

4.59	Addendum No.2 to Nave Pulsar Bareboat Charter, dated June 27, 2023 by and between Samothrace Shipping Corporation as the charterer and World Star Shipping, S.A.. as the owner.(52)

4.60	Addendum No.1 to Navios Sky Bareboat Charter, dated June 27, 2023 by and between Anafi Shipping Corporation as the charterers and Bright Carrier S.A. as the owner.(52)

4.61	Addendum No.1 to Navios Antares Bareboat Charter, dated June 27, 2023 by and between Rumer Holding Corp. as the charterer and Juno Marine Corp as the owner.(52)

4.62	Addendum No.1 to MV Navios Alegria Bareboat Charter, dated June 28, 2023 by and between Vatselo Enterprises Corp. as the charterer and Sealift Maritime S.A. as the owner.(52)

4.63	Addendum No.2 to MV Navios Astra Bareboat Charter, dated June 28, 2023 by and between Goddess Shiptrade Inc. as the charterer and Bright Carrier S.A. as the owner.(52)

4.64	Addendum No.1 to MV Navios Canary Bareboat Charter, dated June 28, 2023 by and between Vernazza Shiptrade Inc. as the charterer and Anchor Trans Inc. as the owner.(52)

4.65	Addendum No.1 to MV Navios Corali Bareboat Charter, dated June 28, 2023 by and between Roselite Shipping Corporation as the charterer, and Lua Line S.A. and Okino Kaiun Co., Ltd. as the owners.(52)

4.66	Loan Agreement dated June 28, 2023, among Emery Shipping Corporation, Rondine Management Corp., Mandora Shipping Ltd., Solange Shipping Ltd., Chilali Corp., Pandora Marine Inc., Micaela Shipping Corporation as borrowers, Credit Agricole Corporate and Investment Bank as Mandated Lead Arranger, Agent, and Security Trustee, and the banks and financial institutions listed therein.(52)

4.67	Addendum No.2 to MV Navios Felix Bareboat Charter, dated June 29, 2023 by and between Koufonisi Shipping Corporation as the charterer, and Glory Ocean Shipping S.A. and TEMM Maritime Co., Ltd. as the owners.(52)

4.68	Addendum No.1 to MV Navios Sagittarius Bareboat Charter, dated July 3, 2023 by and between Sagittarius Shipping Corporation as the charterer and Wealth Line Inc. as the owner.(52)

4.69	Addendum No.1 to MV Navios Magellan Bareboat Charter, dated July 14, 2023 by and between Talia Shiptrade S.A. as the charterer and Seven Shipping S.A. as the owner.(52)

4.70	Addendum No.1 to MV Navios Meridian Bareboat Charter, dated August 4, 2023 by and between Morganite Shipping Corporation as the charterer and Million Comets S.A. as the owner.(52)
Table of Contents	125

4.71	Sample Amendment and Restatement Deed, dated September 6, 2023, in relation to the Bareboat Charters and Memoranda of Agreement, dated March 31, 2018, by and among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively.(53)

4.72	Bareboat Charter and Memorandum of Agreement dated October 19, 2023, by and between Mitsui & Co., Ltd. as Shipbroker, Atokos Shipping Corporation as seller bareboat charterers and Blue Wave Line Inc. as owners, providing for the sale and leaseback of Navios Horizon I*.

4.73	Term Loan Facility Agreement dated January 3, 2024, by and among Oinousses Shipping Corporation, Psara Shipping Corporation, and Tinos Shipping Corporation as borrowers, Nordea Bank ABP, Filial I Norge, as lead arranger, agent, bank, and bookrunner, and the Banks and Financial Institutions listed therein.*

4.74	Bareboat Charter and Memorandum of Agreement dated February 22, 2024, by and between Itochu Corporation as Shipbroker, Aramis Navigation Inc. as seller bareboat charterers and Seven Shipping S.A. of Panama as owners, providing for the sale and leaseback of MV Navios Azimuth 9589839.*

4.75	Sample Bareboat Charter and Memorandum of Agreement, dated November 28, 2023, for the sale and leaseback transaction among HAIJIN No.11 (TIANJIN) LEASING CO., LIMITED , HAIJIN No.8 (TIANJIN) LEASING CO., LIMITED, HAIJIN No. 9 (TIANJIN) LEASING CO., LIMITED and HAIJIN No.10 (TIANJIN) LEASING CO., LIMITED being subsidiaries of ICBC Financial Leasing Co., Ltd and Nisyros Shipping Corporation, Makri Shipping Corporation, Meganisi Shipping Corporation, Despotiko Shipping Corporation, Ithaki Shipping Corporation, Thalia Shipping Corporation, Muses Shipping Corporation, Tarak Shipping Corporation all being subsidiaries of Navios Maritime Partners L.P.*

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer (furnished herewith)*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

97.1	Navios Maritime Partners L.P. Compensation Recovery Policy*

101	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets at December 31, 2023 and 2022; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Changes in Partners' Capital for each of the years ended December 31, 2023, 2022 and 2021; and (v) the Notes to the Consolidated Financial Statements.

104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)

Table of Contents	126

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

(19) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference

(20) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference

(21) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference

(22) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference

(23) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference

(24) Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference

Table of Contents	127

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

(32) - (37) [Reserved]

(38) Previously filed as an exhibit to a Report on Form 6-K filed on August 26, 2021 and hereby incorporated by reference.

(39) [Reserved]

(40) Previously filed as an exhibit to a Report on Form 6-K filed on November 29, 2019 and hereby incorporated by reference.

(41) Previously filed as an exhibit to Navios Containers’ Annual Report on Form 20-F for the year ended December 31, 2019 filed on March 18, 2020 and hereby incorporated by reference.

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

(50) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 24, 2023 and hereby incorporated by reference.

(51) Previously filed as an exhibit to a Report on Form 6-K filed on June 1, 2023 and hereby incorporated by reference.

(52) Previously filed as an exhibit to a Report on Form 6-K filed on August 31, 2023 and hereby incorporated by reference.

(53) Previously filed as an exhibit to a Report on Form 6-K filed on November 22, 2023 and hereby incorporated by reference.

* Filed herewith

Table of Contents	128

Table of Contents	F- 1

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Navios Maritime Partners L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios Maritime Partners L.P. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 3, 2024 expressed an unqualified opinion thereon.

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

Table of Contents	F- 2

Recoverability assessment of vessels
Description of the matter	As of December 31, 2023, the carrying value of the Company’s vessels, plus any unamortized portion of deferred drydock and special survey costs and intangible assets of favorable lease terms was $3,941 million. As discussed in Notes 2(m) and 7 to the consolidated financial statements, the Company evaluates each vessel for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel, including any unamortized portion of deferred drydock and special survey costs and intangible assets of favorable lease terms (collectively the “asset group”) may not be fully recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management compares the future undiscounted net operating cash flows of the asset group expected to be generated throughout the remaining useful life of each vessel to the carrying value of the asset group. Where an asset group’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of an asset group’s carrying value over the fair value of the vessel.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions in the undiscounted net operating cash flows, specifically the charter rates for non-contracted revenue days. These charter rates are subjective as they involve the development and use of assumptions about the shipping markets through the end of the useful lives of the vessels. These assumptions are forward looking, and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit	We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over management’s process to test recoverability of the asset groups, including determination of charter rates for non-contracted revenue days.

We analyzed management’s recoverability assessment by comparing the methodology and model used to evaluate impairment of each asset group against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the asset group’s forecasted charter rates for non-contracted revenue days with external market and industry data. In addition, we performed sensitivity analyses to assess the impact of changes to charter rates for non-contracted revenue days in the determination of the undiscounted net operating cash flows. We assessed the Company’s disclosures in Notes 2(m) and 7.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2021.

Athens, Greece

April 3, 2024

Table of Contents	F- 3

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Navios Maritime Partners L.P.

Opinion on Internal Control over Financial Reporting

We have audited Navios Maritime Partners L.P.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Navios Maritime Partners L.P. (the “Company“) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 3, 2024 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 3, 2024

Table of Contents	F- 4

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED BALANCE SHEETS (Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	4	$240,378	$157,814
Restricted cash	4	8,797	17,284
Accounts receivable, net	5	42,237	75,030
Other investments	2	47,000	—
Prepaid expenses and other current assets	6	61,336	60,296
Total current assets		399,748	310,424
Vessels, net	7	3,734,671	3,777,329
Deposits for vessels acquisitions	2,15,17	434,134	218,663
Other long-term assets	11,15,20	62,111	46,122
Deferred dry dock and special survey costs, net		145,932	99,999
Amounts due from related parties	17	39,570	41,403
Intangible assets	2, 8	60,431	78,716
Operating lease assets	20	270,969	323,048
Total non-current assets		4,747,818	4,585,280
Total assets		$5,147,566	$4,895,704
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable	9	$25,488	$27,117
Accrued expenses	10	23,608	16,049
Deferred revenue	2	63,306	38,875
Operating lease liabilities, current portion	20	30,136	39,853
Amounts due to related parties	17	32,026	104,751
Current portion of financial liabilities, net	11	138,696	216,955
Current portion of long-term debt, net	11	146,340	174,140
Total current liabilities		459,600	617,740
Operating lease liabilities, net	20	240,602	271,262
Unfavorable lease terms	8	27,984	47,906
Long-term financial liabilities, net	11	824,646	864,661
Long-term debt, net	11	751,781	689,691
Deferred revenue	2	63,915	50,138
Other long-term liabilities		8,586	11,343
Total non-current liabilities		1,917,514	1,935,001
Total liabilities		$2,377,114	$2,552,741
Commitments and contingencies	15	—	—
Partners’ capital:
Common Unitholders (30,184,388 common units issued and outstanding at each of December 31, 2023 and December 31, 2022)	1,13	2,724,436	2,305,494
General Partner (622,296 general partner units issued and outstanding at each of December 31, 2023 and December 31, 2022)	1,13	46,016	37,469
Total partners’ capital		2,770,452	2,342,963
Total liabilities and partners’ capital		$5,147,566	$4,895,704

Table of Contents	F- 5

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Time charter and voyage revenues	2,16,20	$1,306,889	$1,210,528	$713,175
Time charter and voyage expenses	2,20	(160,231)	(122,630)	(36,142)
Direct vessel expenses	17	(69,449)	(56,754)	(29,259)
Vessel operating expenses (entirely through related parties transactions)	17	(331,653)	(312,022)	(191,449)
General and administrative expenses	10,17	(80,559)	(67,180)	(41,461)
Depreciation and amortization of intangible assets	7,8	(217,823)	(201,820)	(112,817)
Amortization of unfavorable lease terms	8	19,922	74,963	108,538
Gain on sale of vessels, net	7,20	50,248	149,352	33,625
Interest expense and finance cost, net	2,11	(133,642)	(83,091)	(42,762)
Interest income	2	10,699	856	859
Other income	19	53,682	1,065	289
Other expense	17	(14,438)	(14,020)	(9,738)
Equity in net earnings of affiliated companies	3	—	—	80,839
Transaction costs	3	—	—	(10,439)
Bargain gain	3	—	—	48,015
Net income		$433,645	$579,247	$511,273
Net loss attributable to the noncontrolling interest		—	—	4,913
Net income attributable to Navios Partners’ unitholders		$433,645	$579,247	$516,186

Net income attributable to Navios Partners’ unitholders		Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Common Unitholders		$424,974	$567,662	$505,862
General Partner		8,671	11,585	10,324
Net income attributable to Navios Partners’ unitholders		$433,645	$579,247	$516,186

Earnings attributable to Navios Partners’ unitholders per unit:		Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Earnings attributable to Navios Partners’ unitholders per common unit, basic		$14.08	$18.82	$22.36
Earnings attributable to Navios Partners’ unitholders per common unit, diluted		$14.08	$18.82	$22.32

Table of Contents	F- 6

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
OPERATING ACTIVITIES:
Net income		$433,645	$579,247	$511,273
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	7,8	217,823	201,820	112,817
Amortization of unfavorable lease terms	8	(19,922)	(74,963)	(108,538)
Non-cash amortization of deferred revenue and straight-line		54,396	51,048	460
Amortization of operating lease assets/liabilities	20	8,918	3,912	(401)
Amortization and write-off of deferred finance costs and discount	2	7,188	5,349	3,741
Amortization of deferred dry dock and special survey costs	2	43,321	28,917	16,143
Gain on sale of vessels, net	7, 20	(50,248)	(149,352)	(33,625)
Bargain gain	3	—	—	(48,015)
Equity in net earnings of affiliated companies	3	—	—	(80,839)
Stock-based compensation	13	4	154	523
Changes in operating assets and liabilities:
Decrease/ (increase) in accounts receivable	5	32,793	(46,559)	344
Decrease/ (increase) in prepaid expenses and other current assets	6	7,609	(20,952)	9,770
Decrease/ (increase) in amounts due from related parties	17	1,156	(6,158)	(53,420)
(Decrease)/ increase in accounts payable	9	(1,629)	3,401	1,260
Increase/ (decrease) in accrued expenses	10	7,559	(1,719)	(7,736)
Decrease in amounts due to related parties	17	(72,725)	(13,429)	(14,541)
(Decrease)/ increase in deferred revenue		(8,284)	11,492	17,743
Payments for dry dock and special survey costs		(101,287)	(65,868)	(49,786)
Net cash provided by operating activities		560,317	506,340	277,173
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	2,7	259,004	284,476	121,080
Acquisition of/ additions to vessels	2,7	(182,898)	(433,777)	(217,032)
Deposits for acquisition/ option to acquire vessel	2,15	(282,121)	(176,802)	(61,848)
Cash acquired from acquisitions	2,3	—	9,862	42,676
Repayments of notes receivable		—	—	8,872
Other investments	2	(47,000)	—	—
Net cash used in investing activities		(253,015)	(316,241)	(106,252)
FINANCING ACTIVITIES:
Cash distributions paid	2,18	(6,160)	(6,163)	(4,615)
Net proceeds from issuance of general partnership units	13	—	—	9,960
Net proceeds from issuance of common units	13	—	—	198,495
Proceeds from long-term debt and financial liabilities	11	609,723	479,735	735,276
Repayment of long-term debt and financial liabilities	11	(822,743)	(651,875)	(959,154)
Payments of deferred finance costs		(14,045)	(6,144)	(12,165)
Net cash used in financing activities		(233,225)	(184,447)	(32,203)
Increase in cash, cash equivalents and restricted cash		74,077	5,652	138,718
Cash, cash equivalents and restricted cash, beginning of period		175,098	169,446	30,728
Cash, cash equivalents and restricted cash, end of period		$249,175	$175,098	$169,446

Table of Contents	F- 7

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2023	Year Ended December 31, 2022		Year Ended December 31, 2021
Supplemental disclosures of cash flow information
Cash interest paid		$144,388	$80,626		$50,382
Non cash financing activities
Stock-based compensation	13	$4	$154		$523
Long-term debt and financial liabilities	3,11	$202,373	$756,673	$		*
Non cash investing activities
Deposits for acquisition/ option to acquire vessel	2,15	$20,188	$(6,860)		$—
Acquisition of vessels	3,7	$(249,875)	$(782,334)		$(5,766)	*

*For non cash items related to business combinations refer to Note 3 – Acquisition of Navios Containers and Navios Acquisition.

Table of Contents	F- 8

NAVIOS MARITIME PARTNERS L.P. CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL (Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Noncontrolling Interest	Total Partners’ Capital
Balance, December 31, 2020	237,822	$2,817	11,345,187	$652,013	$—	$654,830
Cash distribution paid ($0.20 per unit—see Note 18)	—	(93)	—	(4,522)	—	(4,615)
Proceeds from public offering and issuance of units, net of offering costs (see Note 13)	149,597	4,156	7,330,222	198,495	—	202,651
Units issued for the acquisition of Navios Containers, net of expenses (see Note 3)	165,989	3,911	8,133,452	191,624	—	195,535
Stock-based compensation (see Note 13)	—	—	—	523	—	523
Deemed contribution (see Note 3)	—	3,000	—	147,000	—	150,000
Fair value of noncontrolling interest (see Note 3)	—	—	—	—	57,635	57,635
Net income	—	10,324	—	505,862	(4,913)	511,273
Units issued for the acquisition of Navios Acquisition (see Note 3)	69,147	1,893	3,388,226	52,722	(52,722)	1,893
Balance, December 31, 2021	622,555	$26,008	30,197,087	$1,743,717	$—	$1,769,725
Cash distribution paid ($0.20 per unit—see Note 18)	—	(124)	—	(6,039)	—	(6,163)
Units cancelled/ forfeited (see Note 13)	(259)	—	(12,699)	—	—	—
Stock-based compensation (see Note 13)	—	—	—	154	—	154
Net income	—	11,585	—	567,662	—	579,247
Balance December 31, 2022	622,296	$37,469	30,184,388	$2,305,494	$—	$2,342,963
Cash distribution paid ($0.20 per unit—see Note 18)	—	(124)	—	(6,036)	—	(6,160)
Stock-based compensation (see Note 13)	—	—	—	4	—	4
Net income	—	8,671	—	424,974	—	433,645
Balance December 31, 2023	622,296	$46,016	30,184,388	$2,724,436	$—	$2,770,452

Table of Contents	F- 9

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. The Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) (see Note 17 – Transactions with related parties and affiliates).

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 17 – Transactions with related parties and affiliates).

As of December 31, 2023, there were 30,184,388 outstanding common units and 622,296 general partnership units. As of December 31, 2023, Navios Maritime Holdings Inc. (“Navios Holdings”) owned an approximately 10.3% ownership interest in Navios Partners and the General Partner held an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units. The 3,183,199 common units of the Company previously held by Navios Holdings were transferred to N Shipmanagement Acquisition Corp., an entity affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, on January 9, 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels, (see Note 7 – Vessels, net and Note 21 – Subsequent events) to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least 12 months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. It should be noted that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims in this regard. In addition, the increased attacks in the Red Sea caused ships to avoid the use of the Red Sea and transits of the Suez Canal. Notwithstanding the foregoing, it is possible that these tensions and activities might eventually have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. Interest rates have increased significantly as central banks in Europe, United States and other developed countries raise interest rates. The eventual implications of tighter monetary policy and potentially higher long-term interest rates may drive a higher cost of capital for the Company.

(b)         Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of the Republic of Marshall Islands, Liberia, Malta, Delaware, Cayman Islands, Hong Kong, British Virgin Islands, Luxemburg and Belgium from their dates of incorporation or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

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

The accompanying consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2023	2022	2021
Libra Shipping Enterprises Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Alegria Shipping Corporation(35)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Felicity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Gemini Shipping Corporation(14)	Former Vessel-Owning Company	Marshall Is.	1/01–2/07	1/01–12/31	1/01–12/31
Galaxy Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Palermo Shipping S.A.(14)	Former Vessel-Owning Company	Marshall Is.	1/01–2/07	1/01–12/31	1/01–12/31
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Hyperion Enterprises Inc. (54)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Surf Maritime Co.(12)	Navios Pollux	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01–12/31	1/01–12/31	1/01–12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Orbiter Shipping Corp.(57)	Navios Orbiter	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Golem Navigation Limited	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Perigiali Navigation Limited(53)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ammos Shipping Corp.(40)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Fairy Shipping Corporation (5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Limestone Shipping Corporation (28)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Dune Shipping Corp.(13)	Former Vessel-Owning Company	Marshall Is.	1/01–2/21	1/01–12/31	1/01–12/31
Citrine Shipping Corporation(13)	Former Vessel-Owning Company	Marshall Is.	1/01–2/21	1/01–12/31	1/01–12/31
Cavalli Navigation Inc.	Former Vessel-Owning Company	Liberia	1/01–12/31	1/01–12/31	1/01–12/31
Seymour Trading Limited(2)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Goldie Services Company(34)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Oceanus Shipping Corporation(19)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cronus Shipping Corporation	Protostar N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Leto Shipping Corporation(17)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Dionysus Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Prometheus Shipping Corporation(18)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Camelia Shipping Inc.(31)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Azalea Shipping Inc.(1)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Amaryllis Shipping Inc.(38)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Wenge Shipping Corporation(20)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Sunstone Shipping Corporation	Copernicus N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Fandango Shipping Corporation	Unity N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Flavescent Shipping Corporation	Odysseus N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Emery Shipping Corporation	Navios Gem	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rondine Management Corp.	Navios Victory	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

Table of Contents	F- 11

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Prosperity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Aldebaran Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01–12/31	1/01–12/31	1/01–12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	1/01–12/31	1/01–12/31	3/30–12/31
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	1/01–12/31	1/01–12/31	3/30–12/31
Olympia II Navigation Limited(12)	Navios Domino	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Pingel Navigation Limited(12)	Navios Delight	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Ebba Navigation Limited(12)	Navios Destiny	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Clan Navigation Limited(12)	Navios Devotion	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Sui An Navigation Limited(23)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Bertyl Ventures Co.	Navios Azure	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Silvanus Marine Company(12)	Navios Summer	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Anthimar Marine Inc.(12)	Navios Amarillo	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Enplo Shipping Limited(12)	Navios Verde	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Morven Chartering Inc.(12)	Navios Verano (ex. Matson Oahu)	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Rodman Maritime Corp.(12)	Navios Spring	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Isolde Shipping Inc.(12)	Navios Indigo	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Velour Management Corp.(12)	Navios Vermilion	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Evian Shiptrade Ltd.(12)	Matson Lanai	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Thetida Marine Co.	Navios Magnolia	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Peran Maritime Inc.	Zim Baltimore	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Nefeli Navigation S.A.(12)	Navios Unison	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31

Table of Contents	F- 12

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Chernava Marine Corp.	Navios Bahamas (ex. Bahamas)	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Proteus Shiptrade S.A.	Zim Carmel	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Vythos Marine Corp.(12)	Navios Constellation	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Vinetree Marine Company	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Afros Maritime Inc.	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	3/31–12/31
Cavos Navigation Co.	Navios Libra	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Bato Marine Corp.(32)	Navios Armonia	Marshall Is.	1/01–12/31	1/01–12/31	3/05–12/31
Agron Navigation Company(21)	Navios Azalea	Marshall Is.	1/01–12/31	1/01–12/31	3/05–12/31
Teuta Maritime S.A.(58)	Navios Altair	Marshall Is.	1/01–12/31	1/01–12/31	3/05–12/31
Ambracia Navigation Company(12), (29)	Navios Primavera	Marshall Is.	1/01–12/31	1/01–12/31	3/05–12/31
Artala Shipping Co.(55)	Navios Sakura	Marshall Is.	1/01–12/31	1/01–12/31	3/05–12/31
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	3/05–12/31
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	1/01–12/31	1/01–12/31	4/28–12/31
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	1/01–12/31	1/01–12/31	5/10–12/31
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	1/01–12/31	1/01–12/31	5/10–12/31
Morganite Shipping Corporation(12), (27)	Navios Meridian	Marshall Is.	1/01–12/31	1/01–12/31	6/01–12/31
Balder Maritime Ltd.(26)	Navios Koyo	Marshall Is.	1/01–12/31	1/01–12/31	6/04–12/31
Melpomene Shipping Corporation(50)	Sparrow (ex. Zim Sparrow)	Marshall Is.	1/01–12/31	1/01–12/31	6/23–12/31
Urania Shipping Corporation(25)	Zim Eagle	Marshall Is.	1/01–12/31	1/01–12/31	6/23–12/31
Terpsichore Shipping Corporation(8)	TBN I	Marshall Is.	1/01–12/31	1/01–12/31	6/23–12/31
Erato Shipmanagement Corporation(6)	TBN II	Marshall Is.	1/01–12/31	1/01–12/31	6/23–12/31
Lavender Shipping Corporation(12), (7)	Navios Ray	Marshall Is.	1/01–12/31	1/01–12/31	6/30–12/31
Nostos Shipmanagement Corp.(12), (7)	Navios Bonavis	Marshall Is.	1/01–12/31	1/01–12/31	6/30–12/31
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	1/01–12/31	1/01–12/31	8/25–12/31

Table of Contents	F- 13

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	1/01–12/31	1/01–12/31	8/25–12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Amorgos Shipping Corporation(44)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Andros Shipping Corporation (43)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Antiparos Shipping Corporation(12)	Nave Atria	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Antipaxos Shipping Corporation(39)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Crete Shipping Corporation	Nave Cetus	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Delos Shipping Corporation (45)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Ikaria Shipping Corporation(12)	Nave Aquila	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Ios Shipping Corporation	Nave Cielo	Cayman Islands	1/01–12/31	1/01–12/31	8/25–12/31
Iraklia Shipping Corporation	Bougainville	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Kos Shipping Corporation(12)	Nave Bellatrix	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Mytilene Shipping Corporation(12)	Nave Orion	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Samos Shipping Corporation	Nave Synergy	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Samothrace Shipping Corporation(12)	Nave Pulsar	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Serifos Shipping Corporation	Nave Estella	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	1/01–12/31	1/01–12/31	8/25–12/31
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Thera Shipping Corporation	Nave Atropos	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Cyrus Investments Corp.	Baghdad	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Olivia Enterprises Corp.	Erbil	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31

Table of Contents	F- 14

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Agistri Shipping Limited	Operating Subsidiary	Malta	1/01–12/31	1/01–12/31	8/25–12/31
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	8/25–12/31
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	8/25–12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	8/25–12/31
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	8/25–12/31
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	1/01–12/31	1/01–12/31	8/25–12/31
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	8/25–12/31
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	1/01–12/31	1/01–12/31	8/25–12/31
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Doxa International Corp.	Nave Electron	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Alkmene Shipping Corporation(38)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Dione Shipping Corporation(46)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Persephone Shipping Corporation	Hector N	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Rhea Shipping Corporation(36)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Tzia Shipping Corporation (30)	Nave Celeste	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31

Table of Contents	F- 15

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	8/25–12/31
Kleio Shipping Corporation(6)	TBN III	Marshall Is.	1/01–12/31	1/01–12/31	8/12–12/31
Polymnia Shipping Corporation(6)	TBN IV	Marshall Is.	1/01–12/31	1/01–12/31	8/12–12/31
Goddess Shiptrade Inc.(41)	Navios Astra	Marshall Is.	1/01–12/31	1/01–12/31	8/02–12/31
Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	1/01–12/31	1/01–12/31	7/09–12/31
Thalia Shipping Corporation(6)	TBN VII	Marshall Is.	1/01–12/31	1/01–12/31	11/17-12/31
Muses Shipping Corporation(6)	TBN VIII	Marshall Is.	1/01–12/31	1/01–12/31	11/17-12/31
Euterpe Shipping Corporation(8)	TBN VI	Marshall Is.	1/01–12/31	1/01–12/31	11/17-12/31
Calliope Shipping Corporation(8)	TBN V	Marshall Is.	1/01–12/31	1/01–12/31	11/17-12/31
Karpathos Shipping Corporation(6)	TBN XV	Marshall Is.	1/01–12/31	6/22–12/31	—
Patmos Shipping Corporation(49)	TBN XVI	Marshall Is.	1/01–12/31	6/22–12/31	—
Tarak Shipping Corporation(6)	TBN X	Marshall Is.	1/01–12/31	4/26–12/31	—
Astrovalos Shipping Corporation(8)	TBN IX	Marshall Is.	1/01–12/31	4/26–12/31	—
Ithaki Shipping Corporation(6)	TBN XII	Marshall Is.	1/01–12/31	4/26–12/31	—
Gavdos Shipping Corporation(6)	TBN XI	Marshall Is.	1/01–12/31	4/26–12/31	—
Galera Management Company(56)	Navios Amethyst	Marshall Is.	1/01–12/31	6/24-12/31	—
Vatselo Enterprises Corp.(9), (12)	Navios Alegria	Marshall Is.	1/01–12/31	6/24-12/31	—
Thalassa Marine S.A.	Navios Galaxy II	Marshall Is.	1/01–12/31	7/29-12/31	—
Anafi Shipping Corporation(12)	Navios Sky	Marshall Is.	1/01–12/31	9/08-12/31	—
Asteroid Shipping S.A.	Navios Herakles I	Marshall Is.	1/01–12/31	7/29-12/31	—
Bulkinvest S.A.	Operating Company	Luxembourg	1/01–12/31	9/08-12/31	—
Cloud Atlas Marine S.A.	Navios Uranus	Marshall Is.	1/01–12/31	7/29-12/31	—
Corsair Shipping Ltd. (33)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	9/08-12/31	—
Ducale Marine Inc.	Navios Etoile	Marshall Is.	1/01–12/31	9/08-12/31	—
Faith Marine Ltd	Navios Altamira	Marshall Is.	1/01–12/31	9/08-12/31	—
Kleimar N.V.(37)	Operating Company/ Vessel Owning Company/Management Company	Belgium	1/01–12/31	9/08-12/31	—
Iris Shipping Corporation	N Amalthia	Marshall Is.	1/01–12/31	9/08-12/31	—
Moonstone Shipping Corporation (42)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	9/08-12/31	—
NAV Holdings Limited	Sub-Holding Company	Malta	1/01–12/31	9/08-12/31	—
Navios International Inc.	Operating Company	Marshall Is.	1/01–12/31	7/29-12/31	—
Veja Navigation Company	Sub-Holding Company	Marshall Is.	1/01–12/31	9/08-12/31	—
Vernazza Shiptrade Inc. (12)	Navios Canary	Marshall Is.	1/01–12/31	9/08-12/31	—
White Narcissus Marine S.A. (12), (37)	Navios Asteriks	Marshall Is.	1/01–12/31	9/08-12/31	—
Talia Shiptrade S.A.	Navios Magellan II	Marshall Is.	1/01–12/31	7/29-12/31	—
Shikhar Ventures S.A. (12)	Navios Stellar	Liberia	1/01–12/31	9/08-12/31	—
Opal Shipping Corporation	Rainbow N	Marshall Is.	1/01–12/31	9/08-12/31	—
Pharos Navigation S.A. (12)	Navios Phoenix	Marshall Is.	1/01–12/31	9/08-12/31	—
Pueblo Holdings Ltd. (12)	Navios Lumen	Marshall Is.	1/01–12/31	9/08-12/31	—
Red Rose Shipping Corp.	Navios Bonheur	Marshall Is.	1/01–12/31	9/08-12/31	—
Rider Shipmanagement Inc.	Navios Felicity I	Marshall Is.	1/01–12/31	7/29-12/31	—
Roselite Shipping Corporation (12)	Navios Corali	Marshall Is.	1/01–12/31	9/08-12/31	—
Rumer Holding Ltd. (12)	Navios Antares	Marshall Is.	1/01–12/31	9/08-12/31	—
Jasmine Shipping Corporation	N Bonanza	Marshall Is.	1/01–12/31	9/08-12/31	—
Highbird Management Inc.	Navios Celestial	Marshall Is.	1/01–12/31	9/08-12/31	—
Kastelorizo Shipping Corporation(49)	TBN XIII	Marshall Is.	1/01–12/31	10/19–12/31	—
Elafonisos Shipping Corporation(49)	TBN XIV	Marshall Is.	1/01-12/31	10/19–12/31	—
Koufonisi Shipping Corporation (12), (48)	Navios Felix	Marshall Is.	1/01–12/31	11/11–12/31	—
Ziggy Shipping Limited (51)	TBN XVII	Marshall Is.	1/03-12/31	—	—
Gatsby Maritime Company (22)	TBN XVIII	Marshall Is.	1/03-12/31	—	—
Atokos Shipping Corporation (12), (15)	Navios Horizon I	Marshall Is.	7/18-12/31	—	—
Kastos Shipping Corporation(52)	TBN XXVI	Marshall Is.	5/24-12/31	—	—
Ereikousa Shipping Corporation(22)	TBN XXV	Marshall Is.	5/24-12/31	—	—
Othonoi Shipping Corporation(22)	TBN XXIII	Marshall Is.	7/18-12/31	—	—
Mathraki Shipping Corporation(22)	TBN XXIV	Marshall Is.	7/18-12/31	—	—
Chalki Shipping Corporation(47)	TBN XX	Marshall Is.	5/31-12/31	—	—
Pserimos Shipping Corporation(52)	TBN XIX	Marshall Is.	5/31-12/31	—	—
Polyaigos Shipping Corporation(47)	TBN XXI	Marshall Is.	7/04-12/31	—	—
Trikeri Shipping Corporation(47)	TBN XXII	Marshall Is.	7/04-12/31	—	—
Makri Shipping Corporation	Operating Company	Marshall Is.	9/05-12/31	—	—
Meganisi Shipping Corporation	Operating Company	Marshall Is.	9/05-12/31	—	—
Despotiko Shipping Corporation	Operating Company	Marshall Is.	9/05-12/31	—	—
Nisyros Shipping Corporation	Operating Company	Marshall Is.	9/05-12/31	—	—

(1)	The vessel was sold on August 13, 2021 (see Note 7 – Vessels, net).

(2)	The vessel was sold on October 29, 2021 (see Note 7 – Vessels, net).

(3)	The vessel was acquired on July 9, 2021 (see Note 7 – Vessels, net).

(4)	The vessel was sold on August 16, 2021 (see Note 7 – Vessels, net).

(5)	The vessel was sold on September 12, 2022 (see Note 7 – Vessels, net).

(6)	Expected to be delivered by the second half of 2024.

(7)	The vessels were acquired on June 30, 2021 (see Note 7 – Vessels, net).

(8)	Expected to be delivered by the first half of 2024.

(9)	The vessel was acquired on December 14, 2022 (see Note 7 – Vessels, net).

(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 20 – Leases).

(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(12)	Vessels under the sale and leaseback transaction (see Note 11 – Borrowings).

(13)	The company was dissolved on February 21, 2023.

(14)	The company was dissolved on February 7, 2023.

(15)	The vessel was acquired on October 16, 2023 (see Note 7 – Vessels, net).

(16)	The vessels were acquired on March 30, 2021 (see Note 7 – Vessels, net).

(17)	The vessel was sold on January 13, 2021 (see Note 7 – Vessels, net).

(18)	The vessel was sold on January 28, 2021 (see Note 7 – Vessels, net).

(19)	The vessel was sold on February 10, 2021 (see Note 7 – Vessels, net).

Table of Contents	F- 16

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(20)	The vessel was sold on March 25, 2021 (see Note 7 – Vessels, net).

(21)	The vessel was acquired on November 17, 2022 (see Note 7 – Vessels, net).

(22)	Expected to be delivered by the first half of 2026.

(23)	The vessel was sold on July 31, 2021 (see Note 7 – Vessels, net).

(24)	The vessels were acquired on May 10, 2021 (see Note 7 – Vessels, net).

(25)	The vessel was delivered on January 25, 2024 (see Note 21 – Subsequent events).

(26)	The vessel was acquired on June 4, 2021 (see Note 7 – Vessels, net).

(27)	The vessel was acquired on February 5, 2023 (see Note 7 – Vessels, net).

(28)	The vessel was sold on September 21, 2022 (see Note 7 – Vessels, net).

(29)	The vessel was acquired on July 27, 2022 (see Note 7 – Vessels, net).

(30)	The vessel was delivered on July 5, 2022 (see Note 20 – Leases).

(31)	The vessel was sold on November 17, 2022 (see Note 7 – Vessels, net).

(32)	The vessel was acquired on September 21, 2022 (see Note 7 – Vessels, net).

(33)	The vessel was sold on October 14, 2022 (see Note 7 – Vessels, net).

(34)	The vessel was sold on October 25, 2022 (see Note 7 – Vessels, net).

(35)	The vessel was sold on November 14, 2022 (see Note 7 – Vessels, net).

(36)	The vessel was sold on December 23, 2022 (see Note 7 – Vessels, net).

(37)	The vessel is owned 50% by White Narcissus Marine S.A. and 50% by Kleimar N.V.

(38)	The vessel was sold on January 26, 2023 (see Note 7 – Vessels, net).

(39)	The vessel was sold on January 17, 2023 (see Note 7 – Vessels, net).

Table of Contents	F- 17

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(40)	The vessel was sold on February 7, 2023 (see Note 7 – Vessels, net).

(41)	The vessel was acquired on September 13, 2022 (see Note 7 – Vessels, net).

(42)	The vessel was sold on February 3, 2023 (see Note 7 – Vessels, net).

(43)	The vessel was sold on January 24, 2023 (see Note 7 – Vessels, net).

(44)	The vessel was sold on January 9, 2023 (see Note 7 – Vessels, net).

(45)	The vessel was sold on March 3, 2023 (see Note 7 – Vessels, net).

(46)	The vessel was sold on July 7, 2023 (see Note 7 – Vessels, net).

(47)	Expected to be delivered by the first half of 2027.

(48)	The vessel was acquired on March 6, 2023 (see Note 7 – Vessels, net).

(49)	Expected to be delivered by the first half of 2025.

(50)	The vessel was delivered on November 9, 2023 (see Note 7 – Vessels, net).

(51)	Expected to be delivered by the second half of 2025.

(52)	Expected to be delivered by the second half of 2026.

(53)	The vessel was sold on October 12, 2023 (see Note 7 – Vessels, net).

(54)	The vessel was sold on December 18, 2023 (see Note 7 – Vessels, net).

(55)	The vessel was delivered on April 27, 2023 (see Note 7 – Vessels, net).

(56)	The vessel was delivered on June 21, 2023 (see Note 7 – Vessels, net).

(57)	The vessel was sold on March 4, 2024 (see Note 21 – Subsequent events).

(58)	The vessel was delivered on March 29, 2023 (see Note 7 – Vessels, net).

During the fourth quarter of 2023, the Company completed the sale of the inactive entities (former vessel-owning entities) of Aphrodite Shipping Corporation, Zaffre Shipping Corporation, Anthos Shipping Inc. and Wave Shipping Corp.. The four entities were included in the consolidated financial statements of 2021, 2022 and until the fourth quarter of 2023 (see Note 17 – Transactions with related parties and affiliates).

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

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, Navios Containers (as defined herein) is included as affiliate and is accounted for under the equity method. Following the completion of the NMCI Merger (as defined herein), as of March 31, 2021, Navios Containers (as defined herein) was acquired by Navios Partners and ownership was 100% (see Note 17 – Transactions with related parties and affiliates and Note 3 – Acquisition of Navios Containers and Navios Acquisition).

(c)           Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to expected future cash flows from long-lived assets to support impairment tests. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Table of Contents	F- 18

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(d)       Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)        Restricted Cash: Restricted cash consists of amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners' credit facilities and financial liabilities.

(f)        Other investments: Other investments consist of time deposits with original maturities of greater than three months and less than 12 months. As of December 31, 2023 and December 31, 2022, other investments amounted to $47,000 and $0, respectively.

(g)      Accounts Receivable, Net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage, net of any allowance for receivables deemed uncollectible. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute.

Credit Losses Accounting

On January 1, 2020, the Company adopted Accounting Standards Update 2016-13, “Financial Instruments - Credit Losses” (“ASC 326”), which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the Consolidated Statements of Operations.

The adoption of ASC 326 primarily impacted trade accounts receivable recorded on the Consolidated Balance Sheets. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data.

The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. The allowance for credit losses was $0, $2,990 and $2,990 as of each of December 31, 2023, 2022 and 2021, respectively.

No allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of each of December 31, 2023, 2022 and 2021.

Table of Contents	F- 19

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. For credit losses accounting on the Company’s financial assets please refer above.

(h)          Inventories: Inventories comprised of (i) bunkers (when applicable) and (ii) lubricants and stock provisions on board of the vessels as of the balance sheet date, and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

(i)         Vessels, Net: Vessels are stated at historical cost, which consists of the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and any material expenses incurred upon acquisition (improvements and delivery expenses) of second hand vessels. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. The fair value of the vessels is determined based on vessel valuations, from independent third party shipbrokers. Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying Consolidated Statements of Operations. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s drybulk, containerships and tankers based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. The estimated scrap rate used to calculate the vessel’s scrap value is $340 per LWT as of each of December 31, 2023 and 2022.

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

(j)          Deposits for vessels acquisitions: Deposits for vessels acquisitions include (i) amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels (See Note 15 – Commitments and contingencies); (ii) pre-delivery expenses and related costs provided under the Company’s existing agreements with the Managers (See Note 17 – Transactions with related parties and affiliates) and (iii) capitalized interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use). Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest expense incurred on deposits for vessels acquisitions for the years ended December 31, 2023, 2022 and 2021 amounted to $19,457, $6,537 and $966, respectively, and was initially capitalized under the caption“Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

Table of Contents	F- 20

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(k)         Assets Held for Sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the vessel (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. On October 14, 2022, Navios Partners completed the sale of the Navios Ulysses, a 2007-built Ultra-Handymax vessel of 55,728 dwt, classified as held for sale upon her acquisition by Navios Holdings (see Note 2(l) – Summary of significant accounting policies), to an unrelated third party, for a net sales price of $13,965. No assets were classified as held for sale as of each of December 31, 2023 and 2022.

(l)          Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Topic 805, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (Step one). If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business (Step two). To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Transaction costs associated with asset acquisitions are capitalized.

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

When a vessel along with the current charter contract is acquired where the Company acts as a lessor as part of asset acquisition, intangible assets and unfavorable lease terms are recorded at fair value. The fair value of the favorable and unfavorable lease terms (intangible assets and liabilities) is determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis for the assets acquired from Navios Holdings were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract and (ii) discounted using the Company’s relevant discount factor of 11.32%.

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

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(m)        Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating the carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as obsolesce or significant damages to the vessel, vessel sales and purchases, business plans, overall market conditions and market economic outlook.

Undiscounted projected net operating cash flows are determined for each asset group, for which impairment indicators are present, and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to the current market rates. The loss recognized either on impairment or on disposition will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

Undiscounted projected net operating cash flow analysis is performed by considering various assumptions regarding the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first year and ten-year average historical one-year time charter rates for the remaining period), over the remaining economic life of each vessel, net of brokerage and address commissions, and excluding days of scheduled off-hires, scheduled dry-dockings or special surveys, scrap values, the use or probability of sale of each vessel, vessel operating expenses as determined by the Management Agreements (as defined herein) in effect until January 1, 2025 and thereafter assuming an annual increase of 3.0% every second year and utilization rate based on the fleet's historical performance.

Table of Contents	F- 22

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(n)         Deferred Drydock and Special Survey Costs: Navios Partners' vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months, depending on the assets’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2023, 2022 and 2021, the amortization expense was $43,321, $28,917 and $16,143, respectively, and is presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations.

(o)          Deferred Finance Costs: Deferred finance costs include: (i) fees paid associated with obtaining credit facilities and financial liabilities or refinancing existing ones accounted for as loan modification, which are deferred and are presented as a deduction from the corresponding liability in the Consolidated Balance Sheets. These costs are amortized over the life of the related credit facility and financial liability using the effective interest rate method, and are presented under the caption “Interest expense and finance cost, net” in the Consolidated Statements of Operations; (ii) fees paid associated with obtaining credit facilities and financial liabilities to finance the acquisition of newbuilding vessels, remained undrawn at the balance sheet date, which are deferred and are presented under the caption “Other long-term assets” in the Consolidated Balance Sheets. The amortization of such costs, calculated using the straight-line method until the end of vessel’s construction period, is capitalized to the vessel’s cost. Unamortized fees relating to credit facilities and financial liabilities repaid or refinanced and accounted for as debt extinguishment are written off in the period the repayment, prepayment or extinguishment is made and included in the determination of gain or loss on debt extinguishment. Amortization and write-off of deferred finance costs, including amortization of debt discount, for each of the years ended December 31, 2023, 2022 and 2021 were $7,188, $5,349 and $3,741, respectively and are presented under the caption “Amortization and write-off of deferred finance costs and discount” in the Consolidated Statements of Cash Flows.

(p)         Intangible Assets and Unfavorable Lease Terms: Navios Partners' intangible assets and liabilities consist of favorable and unfavorable lease terms. When an asset along with the current charter contract are acquired as part of a business combination and/or asset acquisition, intangible assets and unfavorable lease terms are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, contracted charter rates, remaining duration of the charter agreements, the level of utilization of its vessels and its relevant discount rate.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense/ income is included under the captions “Depreciation and amortization of intangible assets” and “Amortization of unfavorable lease terms”, respectively in the Consolidated Statements of Operations.

The amortizable value of favorable leases would be considered impaired if their carrying values could not be recovered from the future undiscounted cash flows associated with the assets. As of December 31, 2023 and 2021, the management of the Company, has considered various indicators and concluded that events and circumstances did not trigger the existence of potential impairment of its intangible assets and that a recoverability test was not required as described in paragraph (m) above. As of December 31, 2022, the management of the Company, after considering various indicators, performed an impairment test, which included intangible assets as described in paragraph (m) above. As of December 31, 2023, 2022 and 2021 there was no impairment of intangible assets.

Table of Contents	F- 23

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(q)         Foreign Currency Translation: Navios Partners' functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners' wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statements of Operations. The foreign currency gains/ (losses) recognized in the accompanying Consolidated Statements of Operations under the captions “Other income” or “Other expense”, for each of the years ended December 31, 2023, 2022 and 2021 were not material for any of these periods.

(r)         Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred as of the balance sheet date and the likelihood of loss was probable and the amount of the loss can be reasonably estimated. If Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range.

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

(s)        Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or vessel type. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(t)             Revenue and Expense Recognition:

Revenue from time chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $1,149,240, $1,064,642 and $669,185 for the years ended December 31, 2023, 2022 and 2021, respectively.

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer's cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $107,412, $69,075 and $25,199 for the years ended December 31, 2023, 2022 and 2021, respectively.

Table of Contents	F- 24

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases under the scope of ASC 842 and is recognized for the applicable period when collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $50,161, $74,344 and $17,982 for the years ended December 31, 2023, 2022 and 2021, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit sharing revenue amounted to $76, $2,467 and $809 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Vessel operating expenses: Pursuant to the management agreement (the “Management Agreement”), the Manager, provided commercial and technical management services to Navios Partners’ vessels. For a detailed discussion of vessel operating expenses please see Note 17 – Transactions with related parties and affiliates.

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For a detailed discussion of general and administrative expenses please see Note 17 – Transactions with related parties and affiliates.

(u)          Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, other investments, trade receivables and payables, other receivables and other liabilities, long-term debt, financial liabilities and lease liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

(v)          Cash Distribution: As per the partnership agreement, within 45 days following the end of each quarter, to the extent and as may be declared by the Board, an amount equal to 100% of Available Cash (as defined herein) with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

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

Cash distributions are recorded in the Company's financial statements in the period in which they are declared. Navios Partners paid $6,160, $6,163 and $4,615 to its unitholders of common and general partnership units during the years ended December 31, 2023, 2022 and 2021, respectively.

Maintenance and Replacement Capital Expenditures: Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners' capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of the Company’s fleet, those capital expenditures would be classified as expansion capital expenditures. As of December 31, 2023, 2022 and 2021, maintenance and replacement capital expenditures reserve approved by the Board of Directors was $224,080, $244,589 and $83,147, respectively.

Table of Contents	F- 26

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(w)          Stock-based compensation: In February 2019, December 2019, December 2018 and December 2017, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. Following the NNA Merger (as defined herein), Navios Partners assumed the restricted common units granted in December 2018 and December 2017 to directors and officers of Navios Maritime Acquisition Corporation (“Navios Acquisition”), which are based solely on service conditions and vest over four years each, respectively. Upon the NNA Merger (as defined herein), the unvested restricted common units were 11,843 after exchange on a 1 to 0.1275 basis. The fair value of restricted common units is determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger (as defined herein). Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

Navios Partners vested 1,001, 29,216 and 61,626 restricted common units during the years ended December 31, 2023, 2022 and 2021, respectively. See Note 13 – Repurchases and issuance of units.

(x)        Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. Under the laws of Marshall Islands, Liberia, Cayman Islands, Hong Kong, British Virgin Islands, Panama and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been presented under the caption “Other expense” in the Consolidated Statements of Operations.

(y)         Earnings/(Losses) Per Unit: Basic earnings/(losses) per unit is computed by dividing net income/(loss) attributable to Navios Partners’ common unitholders by the weighted average number of common units outstanding during the periods presented. Diluted earnings per unit reflect the potential dilution that would occur if securities or other contracts to issue common units were exercised or converted. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units.

(z)          Guarantees: An asset for the fair value of a right undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition of the asset, financial statement disclosures of their terms are made.

(aa)      Leases for Lessors: Vessel leases where Navios Partners is regarded as the lessor are classified as either operating leases or sales type/ direct financing leases, based on an assessment of the terms of the lease. All Company’s leases, for which the Company acts as lessor, are classified as operating leases.

For charters classified as operating leases where Navios Partners is regarded as the lessor, see Note 2(t) – Summary of significant accounting policies.

Table of Contents	F- 27

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(bb)         Leases for Lessees: Vessel leases, where Navios Partners is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, the Company shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: (i) the amount of the initial measurement of the lease liability; (ii) any lease payments made to the lessor at or before the commencement date, minus any lease incentives received; and (iii) any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for operating leases at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use asset. In cases of operating lease agreements that meet the definition of ASC 842 for a short-term lease (the lease has a lease term of 12 months or less) and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, the Company makes the short-term lease election at the commencement date and does not recognize a lease liability or right-of-use asset on its balance sheet but, recognizes lease payments on a straight-line basis over the lease term. For charters classified as operating leases, lease expense is recognized on a straight line basis over the rental periods of such charter agreements and is included under the caption “Time charter and voyage expenses” in the Consolidated Statements of Operations.

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under the caption “Interest expense and finance cost, net” in the Consolidated Statements of Operations, whereas amortization on the right-of-use asset is recognized on a straight line basis over the useful life of such asset and is included under the caption “Depreciation and amortization of intangible assets” in the Consolidated Statements of Operations.

In cases of the termination of a lease that results from the purchase of an underlying asset during the lease term, the Company recognizes any difference between the purchase price and the carrying amount of the lease liability immediately before the purchase as an adjustment of the carrying amount of the asset.

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

Lease assets used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the lease asset, which is determined: (a) by calculating the operating lease asset’s discounted projected net operating cash flows based on management estimates and assumptions by making use of available market and company data and (b) on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis of the finance lease asset. In evaluating carrying values of operating and finance lease assets, certain indicators of potential impairment are reviewed, such as obsolesce or significant damage to the asset, business plans, overall market conditions and market economic outlook.

When the impairment indicators are present for any bareboat/time chartered-in vessel, the Company calculates the sum of the undiscounted projected net operating cash flows for such vessel and compares it to its carrying value (the “recoverability test”). Undiscounted projected net operating cash flow analysis is determined by considering various assumptions regarding the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter-out agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on an average historical time charter-out rates) over the remaining lease term/ economic life of right-of-use assets under operating and finance leases, respectively, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat/time chartered-in vessels), scheduled dry-dockings or special surveys, scrap values, vessel operating expenses in accordance with the terms of Management Agreements (as defined herein) in effect until January 1, 2025 and thereafter assuming an annual increase of 3.0% every second year for the bareboat/time chartered-in vessels and utilization rate based on the fleet's historical performance. If the recoverability test indicates that impairment loss should be recognized, the determination of the lease asset’s fair value using discounted projected net operating cash flows requires the determination of the Company’s relevant discount factor.

Table of Contents	F- 28

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

(cc)            Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(dd)           Other Comprehensive Income:  The Company follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and accordingly, for the years ended December 31, 2023, 2022 and 2021, comprehensive income equaled net income.

(ee)           Recent Accounting Pronouncements - Adopted: As of December 31, 2023, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update that allows entities with contract modifications within the scope of Topic 470, for which the terms that are modified solely relate to directly replacing, or having the potential to replace a reference rate with another interest rate index, to account for the modification that meets the scope of paragraphs 848-20-15-2 through 15-3 as if the modification was not substantial. That is, the original contract and the new contract shall be accounted for as if they were not substantially different from one another, and the modification shall not be accounted for in the same manner as a debt extinguishment. As of December 31, 2023, the Company has entered into certain amendments in the existing loan agreements in order to replace the reference rate from LIBOR to Secured Overnight Financing Rate (“SOFR”). The Company will continue to evaluate the potential impact of adopting the standards on its consolidated financial statements.
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

As of March 31, 2021, Navios Partners’ previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $106,997, determined using the closing price per common unit of $9.23 of Navios Containers as of the closing date of the NMCI merger, resulting in revaluation gain of $75,387 which along with the equity gain of $5,452 from the operations of Navios Containers upon the closing date aggregate to a gain on acquisition of control in the amount of $80,839 and is presented in, “Equity in net earnings of affiliated companies”, in the accompanying Consolidated Statements of Operations. The acquisition of the remaining interest of 64.3% through the issuance of newly issued common units in Navios Partners was recorded at a fair value of $191,624 on the basis of 8,133,452 common units issued at a closing price per common unit of $23.56 as of the closing date of the NMCI Merger.

Since the completion of the NMCI Merger on March 31, 2021, beginning from April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ Consolidated Statements of Operations. Total time charter and voyage revenues and net income of Navios Containers for the period from April 1, 2021 to December 31, 2021 included in the Consolidated Statements of Operations amounted to $168,322 and $182,479, respectively.

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021 transaction costs amounted to $0, $0 and $247, respectively, and have been expensed in the Consolidated Statements of Operations under the caption “Transaction costs” in the accompanying Consolidated Statements of Operations.

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

The acquired intangible, listed below, as determined at the acquisition date and is amortized under the straight line method over the period indicated below:

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

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, transaction costs amounted to $0, $0 and $10,192 respectively, presented under the caption “Transaction costs” in the accompanying Consolidated Statements of Operations.

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

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$240,378	$157,814
Restricted cash	8,797	17,284
Total cash and cash equivalents and restricted cash	$249,175	$175,098

Restricted cash relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

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

NOTE 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2023	December 31, 2022
Accounts receivable	$42,237	$78,020
Less: Provision for credit losses	—	(2,990)
Accounts receivable, net	$42,237	$75,030

Table of Contents	F- 32

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Charges to provisions for credit losses are summarized as follows:

Allowance for credit losses	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2023	$(2,990)	$—	$2,990	$—
Year ended December 31, 2022	$(2,990)	$—	$—	$(2,990)
Year ended December 31, 2021	$(2,990)	$—	$—	$(2,990)

Concentration of credit risk with respect to accounts receivable is limited due to the Company's large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade receivables. For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of the Company’s total revenues. For the year ended December 31, 2021, Singapore Marine Pte. Ltd represented approximately 14.5% of the Company’s total revenues. No other customers accounted for 10.0% or more of the Company’s total revenues for any of the years presented.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2023	December 31, 2022
Prepaid voyage costs	$7,350	$8,825
Inventories	37,566	32,667
Claims receivable	8,507	12,694
Other	7,913	6,110
Total prepaid expenses and other current assets	$61,336	$60,296

Inventories are comprised of bunkers, lubricants and stores remaining on board as of December 31, 2023 and 2022.

Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 7 – VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2020	$1,314,740	$(273,602)	$1,041,138
Additions/ (Depreciation)	1,996,820	(98,739)	1,898,081
Disposals	(90,933)	4,284	(86,649)
Balance December 31, 2021	$3,220,627	$(368,057)	$2,852,570
Additions/ (Depreciation)	1,202,206	(163,941)	1,038,265
Disposals	(130,683)	17,177	(113,506)
Balance December 31, 2022	$4,292,150	$(514,821)	$3,777,329
Additions/ (Depreciation)	432,773	(199,135)	233,638
Disposals	(301,462)	25,166	(276,296)
Balance December 31, 2023	$4,423,461	$(688,790)	$3,734,671

The above balances as of December 31, 2023 are analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$3,757,903	$(505,943)	$3,251,960
Additions/ (Depreciation)	241,956	(174,476)	67,480
Disposals	(217,827)	23,888	(193,939)
Balance December 31, 2023	$3,782,032	$(656,531)	$3,125,501

Table of Contents	F- 33

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Right-of-use assets under finance Lease	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$534,247	$(8,878)	$525,369
Additions/ (Depreciation)	190,817	(24,659)	166,158
Transfers to owned vessels	(83,635)	1,278	(82,357)
Balance December 31, 2023	$641,429	$(32,259)	$609,170

Right-of-use assets under finance leases are calculated at an amount equal to the finance liability, increased with the allocated excess value, the initial direct costs and adjusted for the carrying amount of the straight-line effect of liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. Following the declaration of the Company’s option to extend the charter period of one Kamsarmax vessel for one year commencing in May 2023, the corresponding right-of-use asset under finance lease was increased by $1,620, upon remeasurement of the finance lease liability, to $46,407 (see Note 11 – Borrowings).

During the years ended December 31, 2023, 2022 and 2021, the Company capitalized certain extraordinary fees and costs related to vessels' regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements that amounted to $58,766, $18,901 and $11,408, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows (see Note 17 – Transactions with related parties and affiliates).

Acquisition of Vessels

2023

On November 9, 2023, Navios Partners took delivery of the Sparrow, a 2023-built 5,300 TEU containership, from an unrelated third party, for an acquisition cost of $66,733.

In August 2023, Navios Partners agreed to acquire from an unrelated third party the Navios Horizon I, a 2019-built Kamsarmax vessel of 81,692 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,561, being an amount equal to the finance lease liability (see Note 11 – Borrowings). On October 16, 2023, Navios Partners acquired from an unrelated third party, the Navios Horizon I, for an acquisition cost of $28,127, which was previously accounted for as a right-of-use asset under a finance lease. At the same date, the Company derecognized the right-of-use asset under finance lease and recognized the vessel at an aggregate cost of $27,555.

On June 21, 2023, Navios Partners took delivery of the Navios Amethyst, a 2023-built Capesize vessel of 182,212 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $64,600, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 11 - Borrowings), increased by the amount of $2,574, which was prepaid before the lease commencement.

On April 27, 2023, Navios Partners took delivery of the Navios Sakura, a 2023-built Capesize vessel of 182,169 dwt , from an unrelated third party by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $50,890, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 11- Borrowings), increased by the amount of $2,579, which was prepaid before the lease commencement.

 On March 29, 2023, Navios Partners took delivery of the Navios Altair, a 2023-built Capesize vessel of 182,115 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement, as a finance lease, and recognized a right-of-use asset at $46,146 being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 11– Borrowings), increased by the amount of $3,028, which was prepaid before the lease commencement.

Table of Contents	F- 34

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 6, 2023, Navios Partners paid an amount of $42,879 (including $1,600 related to the scrubber system installation) and acquired from an unrelated third party, the Navios Felix, a 2016-built scrubber-fitted Capesize vessel of 181,221 dwt, which was previously accounted for as a right-of-use asset under a finance lease. At the same date, the Company derecognized the right-of-use asset under finance lease and recognized the vessel at an aggregate cost of $53,232.

On February 5, 2023, Navios Partners took delivery of the Navios Meridian, a 2023-built Kamsarmax vessel of 82,010 dwt, from an unrelated third party, for an acquisition cost of $35,605 (including $1,305 capitalized expenses).

2022

On December 14, 2022, Navios Partners took delivery of the Navios Alegria, a 2016-built Kamsarmax vessel of 84,852 dwt, from an unrelated third party, for an acquisition cost of $27,493 (including $243 capitalized expenses).

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

On July 27, 2022, Navios Partners took delivery of the Navios Primavera, a 2022-built Kamsarmax vessel of 82,003 dwt, from an unrelated third party, for an acquisition cost of $32,566 (including $986 capitalized expenses).

As of December 31, 2022, the Company’s capitalized expenses and deposits for the option to acquire vessels amounted to $16,745 that related to the acquisition of the Navios Armonia, the Navios Astra, the Navios Primavera and the Navios Azalea.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, on July 29, 2022, the Company took delivery of ten vessels accounted for as finance leases for an acquisition cost of $389,436 and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 11 – Borrowings), increased with the allocated excess value and adjusted for the carrying amount of the straight-line effect of the liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. On September 8, 2022, the Company took delivery of 20 vessels held and used, accounted for as owned, for an acquisition cost of $588,939 (see Note 2(l) – Summary of significant accounting policies).

2021

Upon acquisition of the majority of outstanding stock of Navios Acquisition and the completion of the NMCI Merger, the fleets of Navios Acquisition and Navios Containers were included in Navios Partners’ owned fleet (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30,003 (including $3 capitalized expenses) (see Note 17 – Transactions with related parties and affiliates).

Table of Contents	F- 35

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000 (see Note 17 – Transactions with related parties and affiliates).

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $28,567 (including $67 capitalized expenses) (see Note 17 – Transactions with related parties and affiliates).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500 (see Note 17 – Transactions with related parties and affiliates).

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012 built Kamsarmax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Kamsarmax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766) (see Note 17 – Transactions with related parties and affiliates).

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

Sale of Vessels

2023

During the year ended December 31, 2023, Navios Partners sold 15 vessels to various unrelated third parties for an aggregate net sales price of $259,004. Following the sale of such vessels during the year ended December 31, 2023, the aggregate amount of $53,032 (including the aggregate remaining carrying balance of dry-dock and special survey cost of $12,033) is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations.

2022

During the year ended December 31, 2022, Navios Partners sold six vessels (excluding one vessel classified as held for sale, see Note 2(k) – Summary of significant accounting policies) to various unrelated third parties for an aggregate net sales price of $270,511. The aggregate net carrying amount of the vessels, including the remaining carrying balance of dry-dock and special survey cost of $7,653, amounted to $113,246 as of the date of the sales.

Vessels “agreed to be sold”

2022

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

2021

During the year ended December 31, 2021, Navios Partners sold eight vessels to various unrelated third parties for an aggregate net sales price of $121,080. The aggregate net carrying amount of the vessels, including the remaining carrying balance of dry-dock and special survey cost of $806, amounted to $87,455 as of the date of the sales. Following the sale of such vessels during the year ended December 31, 2021, the aggregate net amount of $33,625, was presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations.

Vessels impairment loss

2023

As of December 31, 2023, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners’ long-lived assets might exist and a recoverability test of certain of long-lived assets was performed. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As of December 31, 2023, the Company’s recoverability test concluded that no impairment loss was identified and recognized, as the undiscounted projected net operating cash flows of each asset group exceeded the carrying value.

Table of Contents	F- 37

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

2022

As of December 31, 2022, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners' long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, a recoverability test of certain of long-lived assets was performed. During the year ended December 31, 2022, an impairment loss of $7,913, which was presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations, was recognized in connection with the committed sales of the Nave Cosmos in January 2023, the Nave Polaris in January 2023, the Jupiter N in February 2023 and the Navios Prosperity I in February 2023, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell, as described above. Each vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of December 31, 2022.

2021

As of December 31, 2021, events and circumstances did not trigger the existence of potential impairment of the vessels, mainly due to the market improvement. As a result, there was no impairment charge for the year ended December 31, 2021.

NOTE 8 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of December 31, 2023 and December 31, 2022 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2020	$83,716	$(81,716)	$2,000
Additions/ (Amortization)	112,138	(13,716)	98,422
Favorable lease terms December 31, 2021	$195,854	$(95,432)	$100,422
Additions/ (Amortization)	15,790	(37,496)	(21,706)
Favorable lease terms December 31, 2022	$211,644	$(132,928)	$78,716
Amortization	—	(18,285)	(18,285)
Favorable lease terms December 31, 2023	$211,644	$(151,213)	$60,431

The aggregate amortization of the intangibles for the years ending December 31 is estimated to be as follows:

Year	Amount
2024	$18,120
2025	14,251
2026	8,215
2027	4,982
2028	4,982
2029 and thereafter	9,881
Total	$60,431

Table of Contents	F- 38

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. As of December 31, 2023, the weighted average useful life of the remaining favorable lease terms was 4.9 years.

Intangible liabilities as of December 31, 2023 and December 31, 2022 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2021	$231,019	$(108,538)	$122,481
Additions/ (Amortization)	388	(74,963)	(74,575)
Unfavorable lease terms December 31, 2022	$231,407	$(183,501)	$47,906
Amortization	—	(19,922)	(19,922)
Unfavorable lease terms December 31, 2023	$231,407	$(203,423)	$27,984

The aggregate amortization of the intangible liabilities for the years ending December 31 is estimated to be as follows:

Year	Amount
2024	$12,718
2025	11,680
2026	3,586
2027	—
2028	—
2029 and thereafter	—
Total	$27,984

Table of Contents	F- 39

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. As of December 31, 2023, the weighted average useful life of the remaining unfavorable lease terms was 2.3 years.

NOTE 9 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2023 and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Creditors	$17,097	$16,758
Brokers	6,918	8,598
Professional and legal fees	1,473	1,761
Total accounts payable	$25,488	$27,117

NOTE 10 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2023 and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Accrued voyage expenses	$10,641	$5,742
Accrued loan interest	7,420	8,297
Accrued legal and professional fees	5,547	2,010
Total accrued expenses	$23,608	$16,049

Table of Contents	F- 40

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2023 and December 31, 2022, the amount of $4,016 and $675, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Partners in December 2023 and 2022 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2023, and as of December 31, 2022, respectively. The total amount of $9,855, $7,605 and $5,738 was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021, respectively, and comprised of compensation authorized to the directors and officers of the Company.

NOTE 11 – BORROWINGS

Borrowings as of December 31, 2023 and December 31, 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Credit facilities	$908,288	$874,038
Financial liabilities	502,275	695,934
Finance lease liabilities	468,414	389,007
Total borrowings	$1,878,977	$1,958,979
Less: Current portion of long-term borrowings, net	(285,036)	(391,095)
Less: Deferred finance costs, net	(17,514)	(13,532)
Long-term borrowings, net	$1,576,427	$1,554,352

As of December 31, 2023, the total borrowings, net of deferred finance costs were $1,861,463.

Credit Facilities

NIBC Bank N.V.:

On December 28, 2018, Navios Partners entered into a credit facility with NIBC Bank N.V. (“NIBC”) of up to $28,500 (divided into three tranches) in order to refinance three Ultra-Handymax vessels, previously included in the Term Loan B collateral package. On May 8, 2019, the first tranche of the credit facility of $11,915 was drawn. On October 10, 2019, the two remaining tranches of the credit facility of $13,475 in total were drawn. Following an amendment in December 2020, one Ultra-Handymax vessel was released from security of the credit facility and one other Handymax vessel was collateralized. On January 23, 2023, following the sale of one 2008-built Ultra-Handymax vessel of 58,735 dwt, the amount of $4,214 was prepaid. On June 16, 2023, the outstanding amount of $10,380 was prepaid.

Skandinaviska Enskilda BanKen AB:

On June 29, 2022, Navios Partners entered into a credit facility with Skandinaviska Enskilda BanKen AB (“Skandinaviska Enskilda”) of up to $55,000 in order to refinance the existing indebtedness of four of its vessels and for general corporate purposes. On June 30, 2022, the full amount was drawn. As of December 31, 2023, the total outstanding balance was $43,240. The facility matures in the second quarter of 2027 and bears interest at Compounded Secured Overnight Financing Rate (“Compounded SOFR”) plus 225 bps per annum.

On April 19, 2023, Navios Partners entered into a credit facility with Skandinaviska Enskilda Banken AB of up to $65,000 in order to refinance the existing indebtedness of five of its tanker vessels and for general corporate purposes. On April 21, 2023, the full amount was drawn. As of December 31, 2023, the total outstanding balance was $61,100. The facility matures in the second quarter of 2028 and bears interest at Compounded SOFR plus 200 bps per annum.

Hellenic Bank Public Company Limited: On May 9, 2022, Navios Partners entered into a credit facility with Hellenic Bank Public Company Limited (“Hellenic Bank”) of up to $25,235 in order to refinance the existing indebtedness of five of its vessels and for working capital purposes. On May 11, 2022, the full amount was drawn. In January 2023, following the sale of one 2005-built MR2 Product Tanker vessel of 47,999 dwt, the amount of $3,700 was prepaid. As of December 31, 2023, the total outstanding balance was $15,505. The facility matures in the second quarter of 2027 and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) plus a credit adjustment spread plus 250 bps per annum.

Table of Contents	F- 41

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Hamburg Commercial Bank AG: On September 5, 2022, Navios Partners entered into a credit facility with Hamburg Commercial Bank AG (“HCOB”) for a total amount up to $210,000 in order to refinance the existing indebtness of 20 of its vessels and for working capital purposes. On September 9, 2022, the full amount was drawn. In November 2022, following the sale of one 2004-built Panamax vessel of 76,466 dwt and one of 2009-built Panamax vessel of 75,162 dwt, the amount of $10,239 was prepaid. In January 2023, following the sale of one 2011-built Post-Panamax vessel of 93,062 dwt, the amount of $8,885 was prepaid. In December , 2023 following the sale of one 2004-built Panamax of 75,707 dwt, the amount of $5,297 was prepaid. As of December 31, 2023, the total outstanding balance was $144,201. The facility matures in the second quarter of 2025 and bears interest at Compounded SOFR plus 250 bps per annum.

FIRST-CITIZENS BANK & TRUST COMPANY: On December 21, 2022, Navios Partners entered into a credit facility with First-Citizens Bank & Trust Company of up to $44,200 in order to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. On January 9, 2023, the full amount was drawn. As of December 31, 2023, the total outstanding balance was $39,700. The facility matures in the first quarter of 2028 and bears interest at Term SOFR plus 195 bps per annum.

DNB BANK ASA: On August 19, 2021, Navios Partners entered into a credit facility with DNB Bank ASA for a total amount of up to $18,000, in order to finance part of the acquisition cost of the Navios Azimuth. On August 20, 2021, the full amount was drawn. As of December 31, 2023, the remaining outstanding balance was $12,240. The facility matures in the third quarter of 2026 and bears interest at Compounded SOFR plus a credit adjustment spread plus a margin (ranging from 280 bps to 290 bps per annum depending on the emission efficiency ratio of the vessels as defined in the loan agreement).

On December 13, 2021, Navios Partners entered into a sustainability linked credit facility with DNB Bank ASA of up to $72,710 for the refinancing of the existing credit facilities of three tanker vessels and two dry bulk vessels. On December 15, 2021, the full amount was drawn. On December 15, 2023, Navios Partners prepaid the amount of $37,075 relating to three tanker vessels that were released from the facility. As of December 31, 2023, the total outstanding balance was $19,070. The facility matures in the fourth quarter of 2026 and bears interest at Compounded SOFR plus a credit adjustment spread plus a margin (ranging from 270 bps to 280 bps per annum depending on the emission efficiency ratio of the vessels as defined in the loan agreement).

On February 16, 2023, Navios Partners entered into a credit facility with DNB (UK) Limited and The Export-Import Bank of China for a total amount up to $161,600 in order to finance part of the contract price of four newbuilding containerships, currently under construction. As of December 31, 2023, the total amount has remained undrawn. The credit facility matures ten years after drawdown and bears interest at Compounded SOFR plus 170 bps per annum.

KFW IPEX-BANK GMBH: On September 30, 2022, Navios Partners entered into a credit facility with KFW IPEX-BANK GMBH (“KFW”) for a total amount up to $86,240 in order to finance part of the acquisition cost of two newbuilding containerships. Following the delivery of a 5,300 TEU containership in November 2023, the amount of $43,120 was drawn. As of December 31, 2023, the total outstanding balance was $43,120 and $43,120 remains to be drawn. The facility matures seven years after the drawdown date and bears interest at Compounded SOFR plus 200 bps per annum.

On April 25, 2023, Navios Partners entered into an export agency-backed facility with KFW for a total amount of up to $165,638 in order to finance the acquisition cost of two newbuilding 7,700 TEU containerships, currently under construction. As of December 31, 2023, the Company has drawn a total amount of $84,781. As of December 31, 2023, the total outstanding balance was $84,781 and $80,857 remains to be drawn. The facility is scheduled to mature 12 years after the delivery of each vessel and bears interest at Compounded SOFR plus 150 bps per annum.

EUROBANK S.A: On May 2, 2023, Navios Partners entered into a credit facility with Eurobank S.A of up to $30,000 to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. On May 3, 2023, the full amount was drawn. As of December 31, 2023, the total outstanding balance was $28,200. The facility matures in the second quarter of 2028 and bears interest at Term SOFR plus 100 bps per annum for any part of the loan (up to 70%) secured by cash collateral and 225 bps per annum for the remaining amount.

Table of Contents	F- 42

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

BNP PARIBAS: On April 28, 2021, Navios Partners entered into a credit facility with BNP PARIBAS for a total amount of $40,000 to refinance the existing credit facility dated June 26, 2017, as amended on April 9, 2019 and to finance the acquisition of two 2012 built 2,782 TEU containerships. On May 10, 2021, the full amount of the credit facility was drawn. The facility was scheduled to mature in the second quarter of 2025 and bore interest at LIBOR plus 285 bps per annum. On February 2, 2023, following the sale of one 2007-built Panamax vessel of 75,527 dwt, the amount of $6,363 was prepaid. On April 26, 2023, following the sale of one 2007-built Panamax vessel of 75,511 dwt, the amount of $6,441 was prepaid. On June 16, 2023, the outstanding balance of $16,651 was repaid and refinanced.

On June 12, 2023, Navios Partners entered into a credit facility with BNP Paribas of up to $40,000 in order to refinance the existing indebtedness of nine of its containerships. On June 16, 2023, the full amount was drawn. As of December 31, 2023, the total outstanding balance was $35,834. The facility matures in the second quarter of 2026 and bears interest at Compounded SOFR plus 250 bps per annum.

On June 21, 2023, Navios Partners entered into a credit facility with BNP Paribas, Credit Agricole Corporate and Investment Bank and First-Citizens Bank & Trust Company of up to $107,600 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. On June 26, 2023, the full amount was drawn. As of December 31, 2023, the total outstanding balance was $93,600. The facility matures in the second quarter of 2026 and bears interest at Compounded SOFR plus 250 bps per annum.

NATIONAL BANK OF GREECE S.A: On June 17, 2021, Navios Partners entered into a credit facility with National Bank of Greece for a total amount of up to $43,000, in order to refinance the existing credit facilities of six dry bulk vessels. On June 18, 2021, the full amount was drawn. In August 2021, following the sale of one 2005-built Panamax vessel of 74,759 dwt, the amount of $6,019 was prepaid. In May 2023, following the sale of one 2004-built Panamax vessel of 75,798 dwt and one 2011-built Ultra-Handymax vessel of 56,644 dwt, the amount of $9,517 was prepaid. In June 2023, the outstanding balance of $19,079 was prepaid and refinanced.

On June 20, 2023, Navios Partners entered into a credit facility with National Bank of Greece S.A of up to $77,822 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. In June 2023, the full amount was drawn. As of December 31, 2023, the total outstanding balance was $72,822. The facility matures in the second quarter of 2028 and bears interest at Term SOFR (with option to switch to Compounded SOFR) plus 215 bps per annum.

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK: On July 4, 2019, Navios Partners entered into a credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”) of up to $52,800 (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel, previously included in the Term Loan B collateral package. In August 2019, the three tranches of the credit facility of $36,516, in total were drawn. In October 2019, the fourth tranche of the credit facility of $16,284 was drawn. On August 23, 2021, Navios Partners prepaid $11,404 of the credit facility and released one vessel from the collateral package of the credit facility. The Company entered into a sale and leaseback agreement of $15,000 for the released vessel (see also Financial Liabilities below). The facility was scheduled to mature in the second quarter of 2025 and bore interest at LIBOR plus 275 bps per annum. On June 30, 2023, the outstanding balance of $21,896 was repaid and refinanced.

On March 23, 2021, Navios Partners entered into a credit facility with CACIB of $58,000 in order to refinance the CACIB credit facility dated September 28, 2020 and to partially finance the acquisition of the Navios Centaurus and the Navios Avior. On March 30, 2021, the full amount was drawn. The credit facility was scheduled to mature in the first quarter of 2026 and bore interest at LIBOR plus 300 bps per annum. On June 30, 2023, the outstanding balance of $44,400 was repaid and refinanced.

On June 28, 2023, Navios Partners entered into a credit facility with Credit Agricole Corporate and Investment Bank of up to $62,400 in order to refinance existing indebtedness of seven of its dry bulk vessels. On June 30, 2023, the full amount was drawn. As of December 31, 2023, the total outstanding balance was $56,900. The facility matures in the second quarter of 2026 and bears interest at Term SOFR plus 250 bps per annum.

ABN Amro Bank N.V: On March 28, 2022, Navios Partners entered into a credit facility with ABN Amro Bank N.V. (“ABN”) of up to $55,000 in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. On March 31, 2022, the full amount was drawn. As of December 31, 2023, the total outstanding balance was $43,100. The facility matures in the first quarter of 2027 and bears interest at Compounded SOFR plus 225 bps per annum.

 Upon completion of the NMCI Merger, Navios Partners assumed the following credit facilities:

BNP Paribas: On June 26, 2019, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $54,000 to refinance the existing facilities of seven containerships. On June 27, 2019, Navios Containers drew $48,750 net of loan’s discount of $405. The loan bore interest at a rate of LIBOR plus 300 bps and was scheduled to mature in the second quarter of 2024. In June 2023, the outstanding balance of $22,005 was prepaid and refinanced.

Table of Contents	F- 43

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following credit facilities:

BNP Paribas S.A.: In August 2021, Navios Acquisition, entered into a loan facility agreement of up to $96,000 with BNP Paribas, in order to partially refinance the existing indebtedness of five tanker vessels. Pursuant to an amendment in December 2021, one container vessel was added as collateral. The facility was scheduled to mature in the third quarter of 2025 and bore interest at LIBOR plus 285 bps per annum. In January 2023, following the sale of one 2009-built MR1 Product Tanker vessel of 37,836 dwt, the amount of $5,685 was prepaid. In February 2023, following the sale of one 2008-built VLCC vessel of 297,395 dwt, the amount of $16,618 was prepaid. In June 2023, the outstanding balance of $42,196 was prepaid and refinanced.

Hamburg Commercial Bank AG: In August 2021, as amended on November 10, 2021 and December 07, 2021, Navios Acquisition entered into a loan agreement with HCOB, Alpha Bank S.A. and National Bank of Greece, of $190,216 in order to partially refinance the existing indebtedness of seven tanker vessels. Pursuant to an amendment in December 2021, two container vessels were added as collaterals. In January 2023, following the sale of one 2011-built Chemical Tanker vessel of 25,145 dwt and one 2010-built Chemical Tanker vessel of 25,130 dwt, the amount of $11,440 was prepaid. As of December 31, 2023, the remaining outstanding balance of the credit facility was $114,875. The facility matures in the second quarter of 2025. Pursuant to the amendment dated July 24, 2023 the facility bears interest at Compounded SOFR plus margin ranging from 290 to 350 bps per annum, based on the loan to value ration as defined in the loan agreement.

Eurobank S.A: In June 2020, Navios Acquisition entered into a loan agreement with Eurobank S.A. of $20,800 in order to refinance two LR1s. The facility was scheduled to mature in the second quarter of 2024 and bore interest at LIBOR plus 300 bps per annum. In April 2023 following the sale of one 2008-built LR1 product tanker vessel of 63,495 dwt, the amount of $6,000 was repaid. In July 2023, following the sale of one 2008-built LR1 product tanker vessel of 63,599 dwt the outstanding balance of $5,600 was prepaid.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners assumed the following credit facilities:

Credit Agricole Corporate and Investment Bank: In December 2021, Navios Holdings entered into a loan agreement with Credit Agricole Corporate and Investment Bank and BNP Paribas for an amount of $105,000, for the refinancing of seven of its vessels. On January 5, 2022, the amount under this facility was fully drawn. In October 2022, the amount of $10,260 was repaid following the sale of one 2007-built Ultra-Handymax vessel. The facility was scheduled to mature in the fourth quarter of 2024 and bore interest at LIBOR plus 285 bps per annum. In June 2023, the outstanding balance of $65,340 was prepaid and refinanced.

Financial Liabilities

In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. In October 2023, following the sale of the Navios Beaufiks a purchase obligation of $6,528 was prepaid and the respective sale and leaseback agreement was terminated. The sale and leaseback agreement of the Navios Fantastiks matures in the third quarter of 2024. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Fantastiks was $7,239.

On April 5, 2019, the Company entered into a sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On April 11, 2019, the amount of $20,000 was drawn. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $14,334. The agreement matures in the second quarter of 2029.

On July 2, 2019, the Company entered into a sale and leaseback agreement of $22,000, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On July 24, 2019, the amount of $22,000 was drawn. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $16,505. The agreement matures in the third quarter of 2030.

Table of Contents	F- 44

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

In June 2021, the Company entered into a sale and leaseback agreement of $15,000, with unrelated third parties for the Navios Bonavis, a 2009- built Capesize vessel of 180,022 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2021, the amount of $15,000 was drawn. The agreement matures in the second quarter of 2027. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Bonavis was $10,999.

In June 2021, the Company entered into a sale and leaseback agreement of $18,500, with unrelated third parties for the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2021, the amount of $18,500 was drawn. The agreement matures in the second quarter of 2030. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Ray was $15,148.

On August 16, 2021, the Company entered into a sale and leaseback agreement of $15,000 with an unrelated third party for the Navios Pollux, a 2009-built Capesize vessel of 180,727 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On August 25, 2021, the amount of $15,000 was drawn. The agreement matures in the third quarter of 2027. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Pollux was $11,277.

Pursuant to a novation agreement dated December 20, 2021, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Kamsarmax vessel of 82,003 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Primavera. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease and as such, a sale and leaseback of the asset occurs at the commencement date of the lease (upon the completion of construction). In July 2022, Navios Partners took delivery of the Navios Primavera, and entered into sale and leaseback agreement with an unrelated third party for $25,264. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreement matures in the third quarter of 2032. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $23,318.

In October 2022, Navios Partners completed a $100,000 sale and leaseback transaction with unrelated third parties to refinance the existing sale and leaseback transaction of twelve containerships. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Partners drew the entire amount on October 31, 2022, net of discount of $800. Navios Partners also has an obligation at maturity to purchase the twelve containerships. The sale and leaseback agreement bears interest at Term SOFR plus 210 bps per annum. As of December 31, 2023, the outstanding balance under this sale and leaseback agreement was $67,450.

On November 15, 2022, the Company entered into a sale and leaseback agreement of $24,000 with an unrelated third party for the Navios Alegria, a 2016-built Kamsarmax vessel of 84,852 dwt. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On December 7, 2022, the amount of $24,000 was drawn. The agreement matures in the fourth quarter of 2032 and following the amendment dated August 13, 2023 bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Alegria was $21,441.

Table of Contents	F- 45

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On December 5, 2022, the Company entered into a sale and leaseback agreement of $10,500 with an unrelated third party for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the third year. In December 2022, Navios Partners declared its option to purchase the vessel at the end of the fourth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On December 15, 2022, the amount of $10,500 was drawn. The agreement matures in the fourth quarter of 2026 and following the amendment dated July 3, 2023 bears interest at Term SOFR plus 241 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $8,469.

Pursuant to a novation agreement dated January 28, 2022, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Kamsarmax vessel of 82,010 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Meridian. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In January 2022, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease and as such, a sale and leaseback of the asset occurs at the commencement date of the lease (upon the completion of construction). Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In February 2023, Navios Partners took delivery of the Navios Meridian and recognized an amount of $27,440 as financial liability in accordance with ASC 842-40. The sale and leaseback transaction matures in the first quarter of 2033 and following the amendment dated August 4, 2023 bears interest at Term SOFR plus 191 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $25,763.

In February 2023, the Company entered into a sale and leaseback agreement of $32,000 with an unrelated third party, in order to finance the Navios Felix, a 2016-built Capesize vessel of 181,221 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On March 9, 2023, the amount of $32,000 was drawn. The sale and leaseback transaction matures in the first quarter of 2033 and following the amendment dated June 29, 2023 bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $29,396.

In May 2023, Navios Partners entered into sale and leaseback agreements of $178,000 with unrelated third parties, in order to finance the acquisition of two newbuilding 5,300 TEU containerships and two newbuilding Aframax/LR2 tanker vessels. As of December 31, 2023, the total amount has remained undrawn. The sale and leaseback transaction matures ten years after the drawdown date and bears interest at Term SOFR plus 210 bps per annum.

In October 2023, the Company entered into a sale and leaseback agreement of $22,800 with an unrelated third party in order to finance the acquisition of the Navios Horizon I. The bareboat charter-in provides for purchase options with de-escalating prices starting on the end of the fourth year. Navios Partners has a purchase option to acquire the vessel at the end of the lease term given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as financial liability. On November 16, 2023, the amount of $22,800 was drawn. The sale and leaseback transaction matures in the fourth quarter of 2035 and bears interest at Term SOFR plus 220 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $22,511.

In November 2023, Navios Partners entered into sale and leaseback agreements of $175,600 with unrelated third parties, in order to finance the acquisition of two newbuilding 5,300 TEU containerships and two newbuilding Aframax/LR2 tanker vessels. As of December 31, 2023, the total amount has remained undrawn. The sale and leaseback transaction matures ten years after the drawdown date and bears interest at Term SOFR plus 200 bps per annum.

Table of Contents	F- 46

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Upon completion of the NMCI Merger, Navios Partners assumed the following financial liabilities:

On May 25, 2018, Navios Containers entered into a $119,000 sale and leaseback transaction with unrelated third parties in order to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, Navios Containers completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26,700. Navios Containers did not proceed with the sale and leaseback transaction of the four remaining vessels. In July 2021, following the sale of one 2008-built container vessel of 4,250 TEU, the amount of $4,778 was prepaid. In October 2022, the Company prepaid the amount of $46,365 and 12 container vessels were released. In June 2023, the sale and leaseback agreement matured, the purchase obligation of $3,251 was paid and the respective sale and leaseback agreement was terminated.

On March 11, 2020, Navios Containers completed a $119,060 sale and leaseback transaction with unrelated third parties to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Containers drew the entire amount on March 13, 2020, net of discount of $1,191. In September 2022, following the sale of two 2006-built container vessels of 8,204 TEU each, the amount of $24,642 was prepaid. The Company also has an obligation at maturity to purchase the remaining two 10,000 TEU containerships. Following the prepayment the sale and leaseback agreement matures in March 2027 for the two 10,000 TEU containerships. In August 2023, the Company amended the sale and leaseback agreements to bear interest at Term SOFR plus 225 bps per annum. As of December 31, 2023, the outstanding balance under this sale and leaseback transaction was $51,636.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following financial liabilities:

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, Navios Acquisition did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. In April 2018, Navios Acquisition drew $71,500 under this agreement. The sale and leaseback agreement matures in April 2029 and bears interest at Term SOFR plus 190 bps per annum. As of December 31, 2023, the outstanding balance under this agreement was $37,240.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers. Navios Acquisition had a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The sale and leaseback agreements were scheduled to mature in March and April 2026 respectively, and bore interest at LIBOR plus 350 bps per annum. In April 2023, the Company exercised its purchase option for all five vessels before the end of the lease term, by prepaying an amount of $61,181.

In August 2019, Navios Acquisition entered into a sale and leaseback agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. The agreement matures in August 2024. Pursuant to and an amendment dated July 2023, the agreement bears interest at Term SOFR plus an implied margin of 400 bps per annum. As of December 31, 2023, the outstanding balance under this agreement was $6,719.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47,220 in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements were scheduled to mature in September 2023 and September 2026 and bore interest at LIBOR plus a margin ranging from 350 bps to 360 bps per annum, depending on the vessel financed. In May 2023, the Company exercised its purchase option for all three vessels before the end of the lease term, by prepaying an amount of $26,898.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition had a purchase option to acquire the vessels at the end of the lease term and given the fact that such exercise price is not equal to the fair value of each asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In May 2022, the Company exercised its purchase option for two out of six vessels before the end of the lease term, by prepaying an amount of $ 11,295. The sale and leaseback arrangements bore interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. In June 2023, the Company exercised its purchase option for the remaining four vessels before the end of the lease term, by prepaying an amount of $43,913.

In June 2020, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $72,053 in order to refinance one MR1, one MR2 and two LR1s. Navios Acquisition had a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In April 2021 Navios Acquisition prepaid the amount of $6,210. In December 2022, following the sale and release of one 2009-built MR1 product tanker, the Company prepaid the amount of $5,903. The sale and leaseback arrangements bore interest at LIBOR plus margin of 390 bps per annum and were scheduled to mature in June 2027. In January 2023, the Company exercised its purchase option for the remaining three vessels before the end of the lease term, by prepaying an amount of $45,610.

Table of Contents	F- 47

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners assumed the following financial liabilities:

In November 2019, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $33,000 in order to finance a Capesize vessel. The agreement matures in the first quarter of 2032. Pursuant to the amendment dated June 28, 2023 the agreement bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $22,250.

In February 2020, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $35,000 in order to finance a Capesize vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2032 and following the amendment dated June 28, 2023 bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $24,059.

In November 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the fourth quarter of 2029. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $15,452.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the fourth quarter of 2029. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $15,452.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2029. Following the amendment dated June 27, 2023, the agreement bears interest at Term SOFR plus margin of 211 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $13,857.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $20,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the fourth quarter of 2027. Pursuant to the amendment dated June 19, 2023, the agreement and bears interest at Term SOFR plus 311 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $14,271.

In February 2022, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $12,000 in order to finance a Panamax vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2027. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $8,339.

Table of Contents	F- 48

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

In July 2022, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $22,000 in order to finance a Panamax vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the third quarter of 2032. Pursuant to the amendment dated June 27, 2023, the agreement bears interest at Term SOFR plus 166 bps per annum. As of December 31, 2023, the outstanding balance under the sale and leaseback agreement was $19,150.

 Finance Lease Liabilities

On November 17, 2022, Navios Partners took delivery of the Navios Azalea, a 2022-built Capesize vessel of 182,064 dwt, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7%. As of December 31, 2023, the outstanding balance was $38,442 and is repayable in 14 years.

On September 21, 2022, Navios Partners took delivery of the Navios Armonia, a 2022-built Capesize vessel of 182,079 dwt, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 7% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period. As of December 31, 2023, the outstanding balance was $38,205 and is repayable in 14 years.

On September 13, 2022, Navios Partners took delivery of the Navios Astra, a 2022-built Capesize vessel of 182,393 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In December 2021, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $42,781, based on the net present value of the remaining charter-in payments including the purchase obligation to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7%. As of December 31, 2023, the outstanding balance was $39,620 and is repayable in nine years.

On March 29, 2023, Navios Partners took delivery of the Navios Altair, a 2023-built Capesize vessel of 182,115 dwt under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6.5%. As of December 31, 2023, the outstanding balance was $40,099 and is repayable in 15 years.

On April 27, 2023, Navios Partners took delivery of the Navios Sakura, a 2023-built Capesize vessel of 182,169 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting at the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.5%. As of December 31, 2023, the outstanding balance was $44,786 and is repayable in 15 years.

On June 21, 2023, Navios Partners took delivery of the Navios Amethyst, a 2023-built Capesize vessel of 182,212 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.4%. As of December 31, 2023, the outstanding balance was $59,066 and is repayable in 15 years.

Table of Contents	F- 49

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

In August 2023, Navios Partners agreed to acquire from an unrelated third party the Navios Horizon I, a 2019-built Kamsarmax vessel of 81,692 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease (See Note 20 - Leases). In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,561, being an amount equal to the finance lease liability. In October 2023, the Company acquired the Navios Horizon I and repaid in full the outstanding balance of the finance lease liability as of that date.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners upon reassessing the classification of the following leases in accordance with the criteria in ASC 842 Leases, recognized the following finance lease liabilities:

On July 29, 2022, Navios Partners took delivery of the Navios Magellan II, a 2020-built Kamsarmax vessel of 82,037 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $19,385 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2023, the outstanding balance was $17,861 and is repayable in seven years.

On July 29, 2022, Navios Partners took delivery of the Navios Galaxy II, a 2020-built Kamsarmax vessel of 81,789 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,702 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6% As of December 31, 2023, the outstanding balance was $15,899 and is repayable in seven years.

On July 29, 2022, Navios Partners took delivery of the Navios Uranus, a 2019-built Kamsarmax vessel of 81,821 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,607, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2023, the outstanding balance was $15,828 and is repayable in six years.

On July 29, 2022, Navios Partners took delivery of the Navios Felicity I, a 2020-built Kamsarmax vessel of 81,962 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,473, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2023, the outstanding balance was $16,128 and is repayable in six years.

On July 29, 2022, Navios Partners took delivery of the Navios Herakles I, a 2019-built Kamsarmax vessel of 82,036 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,791 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2023, the outstanding balance was $16,354 and is repayable in six years.

On July 29, 2022, Navios Partners took delivery of the Navios Coral, a 2016-built Kamsarmax vessel of 84,904 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $35,173, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2023, the outstanding balance was $30,755 and is repayable in two years.

On July 29, 2022, Navios Partners took delivery of the Navios Amber, a 2015-built Kamsarmax vessel of 80,994 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first half of 2023, the Company declared its option to extend the charter period for one year commencing in May 2023. Under the ASC 842, the extension of the charter period is considered as a lease modification. Consequently, the Company reallocated the remaining consideration in the contract and remeasured the finance lease liability by using the updated Company’s incremental borrowing rate of approximately 6%. The finance lease liability recognized at the date of modification was increased by $1,620. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 7 – Vessels, net). As of December 31, 2023, the outstanding balance was $32,161 and is repayable in one year.

On July 29, 2022, Navios Partners took delivery of the Navios Citrine, a 2017-built Kamsarmax vessel of 81,626 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $35,605, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2023, the outstanding balance was $31,566 and is repayable in two years.

Table of Contents	F- 50

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On July 29, 2022, Navios Partners took delivery of the Navios Dolphin, a 2017-built Kamsarmax vessel of 81,630 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $35,676, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2023, the outstanding balance was $31,644 and is repayable in two years.

On July 29, 2022, Navios Partners took delivery of the Navios Felix, a 2016-built Capesize vessel of 181,221 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $43,383, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. In March 2023, the Company acquired the Navios Felix and repaid in full the outstanding balance of the finance lease liability as of that date.

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

The Company recognizes the total interest expense incurred on finance lease liabilities under the caption “Interest expense and finance cost, net” in the Consolidated Statements of Operations. For the year ended December 31, 2023, the total interest expense incurred amounted to $30,313. For the year ended December 31, 2022, the total interest expense incurred amounted to $12,243. No interest expense on finance lease liabilities was incurred for the year ended December 31, 2021. As of December 31, 2023 and December 31, 2022, payments related to the finance lease liabilities amounted to $26,172 and $10,389, respectively, and are presented under the caption “Repayment of long-term debt and financial liabilities” in the Consolidated Statements of Cash Flows.

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

As of December 31, 2023 and December 31, 2022, the security deposits under certain sale and leaseback agreements were $0 and $8,650, respectively, and are presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth of $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of December 31, 2023, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings were 7.2%, 5.3% and 4.1% for the years ended December 31, 2023, 2022 and 2021, respectively.

Table of Contents	F- 51

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of December 31, 2023, based on the repayment schedules of the respective credit facilities, financial liabilities and finance lease liabilities (as described above).

Year	Amount
2024	$290,709
2025	481,799
2026	280,452
2027	186,175
2028	158,253
2029 and thereafter	481,589
Total	$1,878,977

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of many of Navios Partners' financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

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

Other investments: The carrying amounts reported in the Consolidated Balance Sheets for interest bearing deposits approximate their fair value.

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

Credit facilities and financial liabilities, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate credit facilities and financial liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

Table of Contents	F- 52

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2023		December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$240,378	$240,378	$157,814	$157,814
Restricted cash	$8,797	$8,797	$17,284	$17,284
Other investments	$47,000	$47,000	$—	$—
Amounts due from related parties, long-term	$39,570	$39,570	$41,403	$41,403
Amounts due to related parties, short-term	$(32,026)	$(32,026)	$(104,751)	$(104,751)
Credit facilities and financial liabilities, including current portion, net	$(1,393,049)	$(1,410,563)	$(1,556,440)	$(1,569,972)

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2022.

	Fair Value Measurements as at December 31, 2023
	Total	Level I	Level II	Level III
Cash and cash equivalents	$240,378	$240,378	$—	$—
Restricted cash	$8,797	$8,797	$—	$—
Other investments	$47,000	$47,000	$—	$—
Amounts due from related parties, long-term	$39,570	$—	$39,570	$—
Amounts due to related parties, short-term	$(32,026)	$—	$(32,026)	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,410,563)	$—	$(1,410,563)	$—

	Fair Value Measurements as at December 31, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$157,814	$157,814	$—	$—
Restricted cash	$17,284	$17,284	$—	$—
Amounts due from related parties, long-term	$41,403	$—	$41,403	$—
Amounts due to related parties, short-term	$(104,751)	$—	$(104,751)	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,569,972)	$—	$(1,569,972)	$—

(1)  The fair value of the Company’s credit facilities and financial liabilities is estimated based on currently available credit facilities, financial liabilities, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

Table of Contents	F- 53

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair value of the Company’s right-of-use asset measured at fair value on a non-recurring basis (See Note 20 - Leases), is based on what a market participant would pay for the right-of-use asset for its highest and best use calculated using discounted cash flow, which comprises various assumptions, including the Company’s discount factor of 11.0% and is categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements as at December 31, 2023
	Total	Level I	Level II	Level III
Operating leases	$3,595	$—	$—	$3,595

The estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis, is based on the concluded sales price and is categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements as at December 31, 2022
	Total	Level I	Level II	Level III
Vessels, net	$57,402	$—	$57,402	$—

NOTE 13 – REPURCHASES AND ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. As of December 31, 2023, no repurchases of common units has been made. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

On May 21, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$110.0m Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $110,000. As of December 31, 2021, since the commencement of the $110.0m Sales Agreement, Navios Partners had issued 3,963,249 units and received net proceeds of $103,691. Pursuant to the issuance of the common units, Navios Partners issued 80,883 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. As of December 31, 2021, the net proceeds from the issuance of the general partnership units were approximately $2,172. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

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

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $4, $10, and $18 for the years ended December 31, 2023, 2022 and 2021, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2023, 2022 and 2021.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $8. The effect of compensation expense arising from the restricted common units described above for the years ended December 31, 2023, 2022 and 2021, amounted to $0, $23, and to $63, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2023. During the year ended December 31, 2022, the Company forfeited 12,699 unvested restricted common units and cancelled 259 general partnership units. There were no restricted common units exercised, forfeited or expired during the year ended December 31, 2021.

In December 2018, Navios Partners authorized the granting of 97,633 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 1,993 general partnership units to its general partner for net proceeds of $27. The effect of compensation expense arising from the restricted common units described above amounted to $0, $79, and $187 for the years ended December 31, 2023, 2022 and 2021 respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2023, 2022 and 2021.

In December 2017, Navios Partners authorized the granting of 91,336 restricted common units, which were issued on January 11, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 1,864 general partnership units to its general partner for net proceeds of $64. The effect of compensation expense arising from the restricted common units described above amounted to $0, $0 and $186 for the years ended December 31, 2023, 2022 and 2021, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2023, 2022 and 2021.

Table of Contents	F- 55

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the NNA Merger, Navios Partners assumed the following granted restricted common units:

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Upon the NNA Merger, the unvested restricted common units were 8,116 after exchange on a 1 to 0.1275 basis. The effect of compensation expense arising from the restricted common units described above amounted to $0, $42 and $32 for the years ended December 31, 2023, 2022 and 2021, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2023, 2022 and 2021.

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the NNA Merger. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Upon the NNA Merger, the unvested restricted common units were 3,727 after exchange on a 1 to 0.1275 basis. The effect of compensation expense arising from the restricted common units described above amounted to $0, $0 and $37 for the years ended December 31, 2023, 2022 and 2021, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2023, 2022 and 2021.

As of December 31, 2023, the estimated compensation cost related to service conditions of non-vested restricted common units granted in 2019 not yet recognized was $0.

As of December 31, 2023 and December 31, 2022, there were 0 and 1,001, respectively, restricted common units outstanding that remained unvested.

Common unitholders have limited voting rights and the Company’s partnership agreement restricts the voting rights of common unitholders owning more than 4.9% of the Company’s common units.

Table of Contents	F- 56

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of the Marshall Islands, Liberia, Cayman Islands, Hong Kong, British Virgin Islands, Panama and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel expenses in the accompanying Consolidated Statements of Operations.

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

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. On November 9, 2023 and on January 25, 2024, Navios Partners took delivery of the Sparrow and Zim Eagle, respectively. The remaining vessels are expected to be delivered into Navios Partners’ fleet during 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6,160, or $24,640 accumulated for the four vessels, was paid. During the year ended December 31, 2022, the aggregate amount of $36,960 in relation to the second installment for the four vessels and the third installment for the two vessels, was paid. During the year ended December 31, 2023, the aggregate amount of $55,440 in relation to the third installment for the two vessels and the last installment for the one vessel, was paid. As of December 31, 2023, the total amount of $55,440 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

Table of Contents	F- 57

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of $6,160, or $12,320 accumulated for the two vessels, was paid. During the year ended December 31, 2023 the aggregate amount of $18,480 in relation to the second installment for the two vessels and the third installment for one vessel was paid. As of December 31, 2023, the total amount of $30,800 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62,825 each. The vessels are expected to be delivered into Navios Partners’ fleet during 2024. Navios Partners agreed to pay in total $25,130 in four installments for each vessel and the remaining amount of $37,695 plus extras for each vessel will be paid upon delivery of the vessel. During the year ended December 31, 2022, the aggregate amount of $43,978 in relation to the first installment for the four vessels, the second installment for the two vessels and the third installment for the one vessel, was paid. During the year ended December 31, 2023 the aggregate amount of $37,695 in relation to the second installment for the two vessels, the third installment for the two vessels and the fourth installment for the two vessels, was paid. As of December 31, 2023, the total amount of $81,673 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2024. Navios Partners agreed to pay in total $23,400 plus extras in four installments for each vessel and the remaining amount of $35,100 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2022, the first installment of each vessel of $6,266, or $25,063 accumulated for the four vessels, was paid. During the year ended December 31, 2023, the aggregate amount of $31,329 in relation to the second installment for the four vessels and the third installment for the one vessel, was paid. As of December 31, 2023, the total amount of $56,392 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

Table of Contents	F- 58

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

In June 2022, Navios Partners agreed to purchase two newbuilding liquefied natural gas (LNG) dual fuel 7,700 TEU containerships, from an unrelated third party, for an amended purchase price of $115,510 each (original price of $120,610 each). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024 and the first half of 2025. Navios Partners agreed to pay in total $92,408 in four installments for each vessel and the remaining amount of $23,102 for each vessel will be paid upon delivery of the vessel. During the year ended December 31, 2022, the first installment of each vessel of $23,102, or $46,204 accumulated for the two vessels, was paid. During the year ended December 31, 2023, the aggregate amount of $103,959 in relation to the second and third installment for the two vessels, was paid. As of December 31, 2023, the total amount of $150,163 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In November 2022, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $60,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2025. Navios Partners agreed to pay in total $24,200 plus extras in four installments for each vessel and the remaining amount of $36,300 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2023, the aggregate amount of $12,100 in relation to the first installment for the two vessels was paid. As of December 31, 2023, the total amount of $12,100 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In December 2022, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2025 and the first half of 2026. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of December 31, 2023, the total amount of $10,392, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Table of Contents	F- 59

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

During the second quarter of 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026 and the first half of 2027. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of December 31, 2023, the total amount of $10,266, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In August 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $20,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. During the year ended December 31, 2023, the aggregate amount of $10,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of December 31, 2023, the total amount of $11,286, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

During the third quarter of 2023, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted vessels for a purchase price of $61,250 each (plus $3,300 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2026. Navios Partners agreed to pay in total $27,562 plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel.

As of December 31, 2023, an amount of $47,566 related to capitalized costs is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

Table of Contents	F- 60

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2023, the Company’s future minimum lease commitments under the Company’s bareboat-in contracts for undelivered vessels, are as follows:

Year	Amount
2024	$—
2025	773
2026	5,643
2027	17,050
2028	18,666
2029 and thereafter	144,163
Total	$186,295

 NOTE 16 – FUTURE MINIMUM CONTRACTUAL REVENUE

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off-hires days) as of December 31, 2023, is as follows:

Year	Amount
2024	$830,176
2025	605,990
2026	472,550
2027	387,613
2028	332,176
2029 and thereafter	478,117
Total	$3,106,622

Table of Contents	F- 61

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

Following the completion of the merger with Navios Containers, the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager pursuant to the terms of the Navios Containers’ management agreement with the Manager (the “NMCI Management Agreement”).

Following the completion of the merger with Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager pursuant to the terms of Navios Acquisition’s management agreement with Tankers Manager (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”).

The Managers provided commercial and technical management services to Navios Partners’ vessels: (i) until December 31, 2021 vessel operating expenses were fixed for a daily fee of: (a) $4.35 per Ultra-Handymax Vessel; (b) $4.45 per Panamax Vessel; (c) $5.41 per Capesize Vessel; (d) $6.1 per Containership of TEU 1,300 up to 3,400; (e) $6.22 per Containership of TEU 3,450 up to 4,999; (f) $6.9 per Containership of TEU 6,800; (g) $7.78 per Containership of TEU 8,000 up to 9,999; (h) $8.27 per Containership of TEU 10,000 up to 11,999; (i) $6.83 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.23 per LR1 product tanker vessel; and (k) $9.65 per VLCC; (ii) until December 31, 2022 vessel operating expenses were fixed for a daily fee of: (a) $4.48 per Ultra-Handymax Vessel; (b) $4.58 per Panamax Vessel; (c) $5.57 per Capesize Vessel; (d) $6.28 per Containership of TEU 1,300 up to 3,400; (e) $6.40 per Containership of TEU 3,450 up to 4,999; (f) $7.11 per Containership of TEU 6,800; (g) $8.01 per Containership of TEU 8,000 up to 9,999; (h) $8.52 per Containership of TEU 10,000 up to 11,999; (i) $7.03 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.44 per LR1 product tanker vessel; and (k) $9.94 per VLCC; (iii) until December 31, 2023 vessel operating expenses were fixed for a daily fee of: (a) $4.62 per Ultra-Handymax Vessel; (b) $4.72 per Panamax Vessel; (c) $5.74 per Capesize Vessel; (d) $6.47 per Containership of TEU 1,300 up to 3,400; (e) $6.59 per Containership of TEU 3,450 up to 4,999; (f) $7.32 per Containership of TEU 5,000 up to 6,800; (g) $8.25 per Containership of TEU 8,000 up to 9,999; (h) $8.77 per Containership of TEU 10,000 up to 11,999; (i) $7.24 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.67 per LR1 product tanker vessel; and (k) $10.24 per VLCC.

Table of Contents	F- 62

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

The Management Agreements also provide for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% of the fixed daily fee after January 1, 2022 for the remaining period unless agreed otherwise.

Pursuant to the acquisition of the 36-vessel drybulk fleet from Navios Holdings, which includes time charter-in vessels, Navios Partners and the Manager, on July 25, 2022, amended the Management Agreement to include a technical and commercial management fee of $0.025 per time charter-in vessel per day.

The Management Agreements also provide for payment of a termination fee, equal to the fixed daily fees and other fees charged for the full calendar year preceding the termination date in the event the agreements are terminated on or before its term.

Drydocking expenses are reimbursed at cost for all vessels.

During the years ended December 31, 2023, 2022 and 2021, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements under the Company's Management Agreements, amounted to $57,166, $18,901 and $11,408, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows. During the years ended December 31, 2023, 2022 and 2021, additional remuneration in accordance with the Company's Management Agreements amounted to $4,730, $3,479 and $2,159, respectively, related to superintendent attendances and claims preparation and are presented under the captions of “Direct vessel expenses” in the Consolidated Statements of Operations, “Vessels, net”, “Deferred dry dock and special survey costs, net” and “Prepaid expenses and other current assets” in the Consolidated Balance Sheets.

During the years ended December 31, 2023, 2022 and 2021, certain extraordinary crewing fees and costs amounted to $3,047, $11,262 and $5,811, respectively, and are presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations.

During the year ended December 31, 2021, certain extraordinary fees and costs related to Covid-19 measures, including crew related expenses, amounted to $2,034 and are presented under the caption of “Other expense” in the Consolidated Statements of Operations.

Total vessel operating expenses for each of the years ended December 31, 2023, 2022 and 2021 amounted to $331,653, $312,022 and $191,449, respectively.

Table of Contents	F- 63

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before its term. During the years ended December 31, 2023 and 2022, allocable general and administrative costs recorded under the caption “Deposits for vessels acquisitions” amounted to $7,425 and $4,132, respectively, (see Note 2(j) – Summary of significant accounting policies).

Total general and administrative expenses charged by the Manager for each of the years ended December 31, 2023, 2022 and 2021 amounted to $59,946, $50,190 and $28,805, respectively.

Balance due from/ (to) related parties: Balance due from related parties long term as of December 31, 2023 and December 31, 2022 amounted to $39,570 and $41,403, respectively Balance due to related parties, short-term as of December 31, 2023 and December 31, 2022 amounted to $32,026 and $104,751, respectively. The balances mainly consisted of administrative expenses, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements.

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

During the fourth quarter of 2023, the Company completed the sale of four inactive entities (previously vessel-owning entities) to an entity affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, in consideration of nominal par value for the outstanding stock.

In October 2023, Navios Partners agreed to charter-out to its affiliate Navios South American Logistics Inc. the Navios Vega, following her modification to a transhipper vessel, for a period of five years at a rate of $25.8 net per day. This transaction was negotiated with, and unanimously approved by, the conflicts committee of Navios Partners. The vessel was delivered during the first quarter of 2024.

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

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Kamsarmax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Kamsarmax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766).

NOTE 18 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

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

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

Table of Contents	F- 65

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

		Marginal Percentage Interest in Distributions

	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

The authorized quarterly cash distributions for all quarters during the years ended December 2023, 2022 and 2021, are presented below:

Date	Authorized Quarterly Cash Distribution for the three months ended	Date of record of Common and General Partnership unit Unitholders	Payment of Distribution	$/ Unit	Amount of the declared distribution
January 2021	December 31, 2020	February 9, 2021	February 12, 2021	$0.05	$579
April 2021	March 31, 2021	May 11, 2021	May 14, 2021	$0.05	$1,127
July 2021	June 30, 2021	August 9, 2021	August 12, 2021	$0.05	$1,368
October 2021	September 30, 2021	November 8, 2021	November 12, 2021	$0.05	$1,541
January 2022	December 31,2021	February 9, 2022	February 11, 2022	$0.05	$1,541
April 2022	March 31, 2022	May 9, 2022	May 12, 2022	$0.05	$1,541
July 2022	June 30, 2022	August 9, 2022	August 12, 2022	$0.05	$1,541
October 2022	September 30, 2022	November 8, 2022	November 10, 2022	$0.05	$1,540
January 2023	December 31,2022	February 10, 2023	February 14, 2023	$0.05	$1,540
April 2023	March 31, 2023	May 9, 2023	May 12, 2023	$0.05	$1,540
July 2023	June 30, 2023	August 8, 2023	August 11, 2023	$0.05	$1,540
October 2023	September 30, 2023	November 7, 2023	November 13, 2023	$0.05	$1,540
February 2024	December 31, 2023	February 12, 2024	February 14, 2024	$0.05	$1,540

Table of Contents	F- 66

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners calculates earnings/(losses) attributable to Navios Partners’ unitholders per unit by allocating reported net income/(loss) attributable to Navios Partners’ unitholders for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) attributable to Navios Partners’ unitholders per common unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings attributable to Navios Partners’ unitholders per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net earnings/(loss) attributable to Navios Partners’ unitholders per unit undistributed is determined by taking the distributions in excess of net income/(loss) and allocating between common units and general partnership units on a 98%-2% basis. There were no options or phantom units outstanding during each of the years ended December 31, 2023, 2022 and 2021.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Net income attributable to Navios Partners’ unitholders	$433,645	$579,247	$516,186
Income attributable to:
Common unitholders	$424,974	$567,662	$505,862
Weighted average units outstanding basic
Common unitholders	30,183,428	30,155,148	22,620,324
Earnings per unit basic:
Common unitholders	$14.08	$18.82	$22.36
Weighted average units outstanding diluted
Common unitholders	30,184,388	30,156,149	22,663,240
Earnings per unit diluted:
Common unitholders	$14.08	$18.82	$22.32
Earnings per unit distributed basic:
Common unitholders	$0.20	$0.20	$0.20
Earnings per unit distributed diluted:
Common unitholders	$0.20	$0.20	$0.20
Earnings per unit undistributed basic:
Common unitholders	$13.88	$18.62	$22.16
Earnings per unit undistributed diluted
Common unitholders	$13.88	$18.62	$22.12

Potential common units of 0, 1,001 and 42,916 for the years ended December 31, 2023, 2022 and 2021, respectively are included in the calculation of earnings attributable to Navios Partners’ unitholders per unit diluted.

NOTE 19 – OTHER INCOME

In October 2023, Navios Partners agreed to terminate the charter parties of the Protostar N, a 2007-built 2,741 TEU containership, and the Navios Spring, a 2007-built 3,450 TEU containership, with a minimum charter period until October 2025 and April 2025, respectively, against a compensation of $52,463 for the early termination, which is presented under the caption “Other income” in the Consolidated Statements of Operations.

Table of Contents	F- 67

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 20 – LEASES

Time charter out contracts and pooling arrangements

The Company's contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Kamsarmax vessel of 82,011 dwt, delivered on July 24, 2019. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of December 31, 2023, the total amount of $6,207, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Kamsarmax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of December 31, 2023, the total amount of $13,158, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners took delivery of two 12-year bareboat charter-in vessels, with de-escalating purchase options, the Baghdad, a 2020-built Japanese VLCC of 313,433 dwt and the Erbil, a 2021-built Japanese VLCC of 313,486 dwt. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. As of December 31, 2023, the total amount of $1,769 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the Nave Electron. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. The Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. As of December 31, 2023, the total amount of $1,574 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Table of Contents	F- 68

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

In the second quarter of 2020, Navios Acquisition exercised its option for the Nave Celeste, a newbuilding Japanese VLCC of 313,418 dwt under a 12-year bareboat charter agreement with de-escalating purchase options. On July 5, 2022, Navios Partners took delivery of the Nave Celeste. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. As of December 31, 2023, the total amount of $1,050 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners recognized the following operating leases:

On July 29, 2022, Navios Partners took delivery of the Navios Horizon I, a 2019-built Kamsarmax vessel of 81,692 dwt for a remaining one-year charter-in agreement, the Navios Gemini, a 2018-built Kamsarmax vessel of 81,704 dwt for a remaining one-year charter-in agreement, the Navios Venus, a 2015-built Handymax vessel of 61,339 dwt for a remaining two-year charter-in, and the Navios Lyra, a 2012-built Handysize vessel of 34,718 dwt, for a remaining one-year charter-in agreement, all with de-escalating purchase options. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized for each vessel an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability, increased with the allocated excess value, adjusted for (i) the carrying amount of the straight-line effect of the liability (if any) and (ii) the favorable and unfavorable lease terms derived from the charter-in agreements.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Baghdad, the Erbil, and the Navios Venus, and 4% for the Nave Electron.

As of December 31, 2023 and December 31, 2022 the outstanding balance of the operating lease liability amounted $270,738 and $311,115, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the Consolidated Balance Sheets. Right-of-use assets amounted $270,969 and $323,048 as at December 31, 2023 and December 31, 2022, respectively, and are presented under the caption “Operating lease assets” in the Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the years ended December 31, 2023, 2022 and 2021 amounted to $66,733, $50,972, and $12,757, respectively, and is presented under the caption “Time charter and voyage expenses” in the Consolidated Statements of Operations.

Table of Contents	F- 69

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

For the years ended December 31, 2023, 2022 and 2021, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $82,642, $86,580 and $36,305, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations.

As of December 31, 2023, the management of the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of one of Navios Partners’ operating lease assets might exist. These indicators included volatility in the charter market as well as the potential impact the current market place may have on the Company’s future operations. As a result, a recoverability test of operating lease assets was performed.

During the year ended December 31, 2023, an impairment loss of $2,784, measured based on the fair value of the lease asset (See Note 12 – Fair value of financial Instruments),was recognized in connection with the Navios Venus, as her carrying amount was not recoverable and exceeded her undiscounted projected net operating cash flows, as described above, and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations.

As of December 31, 2022 and December 31, 2021, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its operating lease assets and that recoverability test was not required. As a result, there was no impairment charge for each of the years ended December 31, 2022 and December 31, 2021.

As of December 31, 2023, the weighted average useful life of the remaining operating lease terms was 9.0 years.

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of December 31, 2023:

Year ending December 31,	Amount
2024	$44,459
2025	38,362
2026	38,251
2027	37,463
2028	36,981
2029 and thereafter	149,435
Total	$344,951
Operating lease liabilities, including current portion	$270,738
Discount based on incremental borrowing rate	$74,213

Table of Contents	F- 70

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to Note 11 – Borrowings and Note 7 – Vessels, net, respectively.

For the years ended December 31, 2023, 2022 and 2021 the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $87,356, $40,936 and $0, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations.

As of December 31, 2023, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its finance lease assets and that recoverability test was not required. As a result, there was no impairment charge for the year ended December 31, 2023.

As of December 31, 2022, the management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ finance lease assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, a recoverability test of finance lease assets was performed. No impairment loss was recognized as of December 31, 2022.

As of December 31 2023, the weighted average useful life of the remaining finance lease terms was 8.7 years.

The table below provides the total amount of lease payments and options to acquire vessels on an undiscounted basis under the Company’s finance leases as of December 31, 2023:

Year ending December 31,	Amount
2024	$86,159
2025	122,290
2026	36,535
2027	36,108
2028	35,812
2029 and thereafter	329,157
Total	$646,061
Finance lease liabilities, including current portion (see Note 11– Borrowings)	$468,414
Discount based on incremental borrowing rate	$177,647

Table of Contents	F- 71

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

Bareboat charter-out contract

Subsequently to the bareboat charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of ten years for the Baghdad and the Erbil and an extra optional period of five years, for both vessels, and for a firm period of up to two-years for the Nave Celeste. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the agreements are operating leases.

The Company recognizes in relation to the operating leases for the bareboat charter-out agreements the bareboat charter-out hire income in the Consolidated Statements of Operations on a straight-line basis. As of December 31, 2023, 2022 and 2021, the charter hire income (net of commissions, if any) amounted to $32,018, $26,419 and $7,031, respectively, and is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations.

NOTE 21 – SUBSEQUENT EVENTS

In January 2024, Navios Partners took delivery of the Zim Eagle, a 2024-built 5,300 TEU containership (See Note 15 – Commitments and contingencies).

In January 2024, Navios Partners agreed to sell the Nave Spherical, a 2009-built VLCC of 297,188 dwt, and the Navios Orbiter, a 2004-built Panamax of 76,602 dwt, to unrelated third parties. In March 2024, Navios Partners agreed to sell the Navios Spring, a 2007-built Containership of 3,450 TEU, to an unrelated third party. The aggregate gross sale proceeds of the above vessels amounted to $80,050 and the aggregate gain on sale is expected to be approximately $20,211. The sale of the Navios Orbiter was completed on March 4, 2024 and the sales of the Nave Spherical and the Navios Spring are expected to be completed during the first half of 2024.

Table of Contents	F- 72

NAVIOS MARITIME PARTNERS L.P. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit and per unit data)

In January 2024, Navios Partners entered into a new credit facility with a commercial bank for up to $40,000 in order to refinance three tankers. The credit facility: (i) matures five years after the drawdown date; and (ii) bears interest at Compounded SOFR plus 195 bps per annum. The full amount was drawn in March 2024.

In January 2024, Navios Partners entered into a sale and leaseback agreement of up to $45,260 with an unrelated third party, in order to finance the acquisition of one 115,000 dwt Aframax/LR2 newbuilding tanker. The sale and leaseback agreement matures seven years after the drawdown date and bears interest at Term SOFR plus 190 bps per annum.

In February 2024, Navios Partners entered into a sale and leaseback agreement of $16,800 with an unrelated third party for the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt. The sale and leaseback agreement matures in the first quarter of 2030 and bears interest at Term SOFR plus 225 bps per annum.

In March 2024, Navios Partners declared its options to purchase the Navios Amber, a 2015-built Kamsarmax vessel of 80,994 dwt, the Navios Coral, a 2016-built Kamsarmax vessel of 84,904 dwt, the Navios Citrine, a 2017-built Kamsarmax vessel of 81,626 dwt, and the Navios Dolphin, a 2017-built Kamsarmax vessel of 81,630 dwt, (previously charterer-in vessels) for an aggregate amount of approximately $116,573, based on the earliest delivery date.

During the first quarter of 2024, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tankers, from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2027.

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

Date: April 3, 2024

206