Form 20-F
period 2024-12-31
Navios Maritime Partners L.P.
filed 2025-03-28
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

c/o Navios Shipmanagement Inc.

85 Akti Miaouli

Piraeus 18538, Greece

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,694,433 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging Growth Company ☐

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
•
our ability to leverage the scale, experience, reputation and relationships of our manager, namely Navios Shipmanagement Inc. and its affiliates.(the “Manager”), which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer.
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
•
our future financial condition or results of operations and our future revenues and expenses and required levels of reserves;
•
potential liability and costs due to environmental, safety and other incidents involving our vessels;
•
our track record, and past and future performance, in safety, environmental and regulatory matters;
•
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement with the Manager and the administrative services agreement with the Manager both effective as of January 1, 2025 (the Master “Management Agreement” and the “Administrative Services Agreement”, respectively) and for reimbursements for fees and costs of our general partner;
•
estimated future maintenance and replacement capital expenditures;
•
the impact on our stock price of our ongoing stock repurchase program;
•
future sales of our common units in the public market;
•
the cyclical nature of the international shipping industry;
•
fluctuations in charter rates for tanker vessels, drybulk carriers and containerships (“Dry Cargo”);
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
•
the growing expectations from investors, lenders, charterers, and other market participants regarding our sustainability practices, as well as our capacity to implement sustainability initiatives and achieve our objectives and targets; and
•
other factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Item 3. Key Information”.

The risks and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond our control and many of which have been and many further be, exacerbated by the continuing Ukrainian and Russian war and Israel and Hamas conflicts, the attacks in the Red Sea and in the Gulf of Aden and the impact they have had on the global economy. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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
•
While we favor longer term charters for all the tanker, dry bulk and container vessels we own or control, we may from time to time have to rely on chartering our vessels in the spot market that are highly volatile and may materially adversely affect our earnings.

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
•
As of January 2024, our vessels that are entering or trading within the European Union (EU) and the European Economic Area (EEA) have to comply with provisions of the EU Emissions Trading System (ETS) and we may be subject to penalties, fines or other consequences if we fail to do so.
•
Our vessels may suffer damage or unexpected drydocking costs or be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.
•
The market value of our vessels may fluctuate significantly, which amongst others, could cause us to breach covenants in our financing arrangements, resulting in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results.
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
•
We may be subject to litigation that, if not resolved in our favor or not adequately insured against, could have a material adverse effect on our operations.
•
Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.
•
Security breaches and disruptions to our and our Manager's information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
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
•
We have Chinese built vessels and vessels currently under construction in China
•
An oversupply of vessel capacity may depress charter rates, which may affect our ability to operate our vessels profitably.
•
Fuel price fluctuations may have an adverse effect on our profits.

•
We are subject to various laws, regulations, and international conventions, which could require significant expenditures to maintain compliance and to cover any uninsured environmental liabilities, including those resulting from spills or other environmental incidents.
•
Climate change and government laws and regulations related to climate change could negatively impact our financial condition.
•
We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.
•
Changing laws and evolving reporting requirements could have an adverse effect on our business, including the sustainability disclosure rules and corporate sustainability directives in the European Union and/or the United States.
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
•
U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. unitholders.
•
We may have to pay tax on U.S.-source income, which would reduce our earnings.
•
Actions taken by holders of our common units or the formation of a U.S. subsidiary by us could result in our (and/or certain of our non-U.S. subsidiaries) being treated as a “controlled foreign corporation”, which could have adverse U.S. federal income tax consequences to certain U.S. holders.
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
•
Because we are organized under the laws of the Marshall Islands and we operate primarily from Piraeus, Greece, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
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
•
Navios Holdings and their affiliates may compete with us.
•
Our officers face conflicts of interest and conflicts in the allocation of their time to our business.
•
Fees and cost reimbursements, which the Manager determine for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

Risks Relating to Our Business and our Industry

Our growth depends on continued growth in demand for dry bulk commodities, liquid cargo, finished or semi-finished goods, and the shipping of drybulk cargoes, containers as well as crude oil, petroleum products and other liquid cargoes.

Our growth strategy focuses on expansion in the Dry Cargo and tanker shipping sectors. Accordingly, our growth depends on continued growth in world and regional demand for dry and liquid bulk commodities, finished or semi-finished goods and the shipping of containers, dry and liquid cargoes, which could be negatively affected by a number of factors, such as declines in prices for dry or liquid bulk commodities or containerized cargoes, or general political, social and economic conditions.

We anticipate that the future demand for our drybulk carriers, container and tanker vessels and their charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India and Brazil. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk and tanker trades and the demand for drybulk vessels and tankers. The Asia Pacific and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the Organisation for Economic Co-operation and Development (“OECD”) and worldwide. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in demand of such drybulk, tanker and container shipping trades. For example, China increased its 2024 imports of iron ore, coal and bauxite, increasing ton mile demand which supported drybulk rates for the first nine months of 2024 which subsequently declined at year end and remain seasonally low bringing down asset values since September 2024.

Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the uncertainty surrounding the future of the Eurozone; the economic prospects of the United States (sometimes referred to as the “U.S.”); the future economic growth of China, Brazil, India, and other emerging markets; the continuing armed conflicts between Russia and Ukraine, Israel and Hamas and the attacks in the Red Sea; imposition or removal of any tariffs, or sanctions or other fees and changing production and consumption patterns due to pandemics, war, efficiencies, environmental concerns, new technologies and government policy changes are all expected to affect demand for drybulk carriers, container vessels, and product and crude tankers going-forward.

Furthermore, the extension of refinery capacity in China, India and particularly the Middle East from 2022 to 2024 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Additionally, China’s domestic oil product demand has recently decreased due to a rise in electric vehicle use for passengers and a rise in LNG to fuel trucks, which, if continued, could lead to rising product exports and decreased crude imports. Changes in product trading patterns due to the implementation of the IMO 2020 sulfur reduction rules, sanctions against ships carrying Russian crude and product exports and closure of refineries due to the pandemic should increase trade in refined oil products. Changes in crude and product trading patterns due to the armed conflict between Russia and the Ukraine may remain long after the conflict is resolved and sanctions are removed, which should affect positively or negatively ton miles and therefore the demand for such vessels. The attacks in the Red Sea may temporarily increase voyage length and vessel time charter rates, particularly for tankers and containerships however all shipping sectors will be affected if such attacks continue and ships avoid the Red Sea and transits of the Suez Canal.

Any future oil demand growth is expected to come primarily from emerging markets which have been historically volatile, such as China and India. A slowdown in these countries’ economies or a change in policies favoring less oil consumption in favor of renewable energy sources or similar may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our tanker vessels and lower charter rates. Should the Organization of the Petroleum Exporting Countries (“OPEC”) significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our tanker vessels and lower charter rates. These changes could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Containership rates have fallen from their all-time highs in the beginning of 2022 due to governments’ removal of pandemic related restrictions on travel and business, and the reduction or elimination of supply chain disruptions. There is no guarantee that containership rates will remain at above pre-pandemic rates or return to levels at or below their long term averages particularly if transits through the Red Sea increase from the current levels.

Following the U.S. presidential election in 2024, the new administration has imposed and may continue to impose additional tariffs on U.S. imports from a variety of countries, including China, Mexico and Canada. In addition, increased port charges in US ports or charges due to the nationality of the vessel (its flag of registry) or where the vessel was built may change trading patterns for all vessels as charterers or owners seek to minimize costs, increasing ton miles and vessel demand.

Finally, a slowdown in the economies of the U.S. or the EU, or certain other Asian countries may also adversely affect economic growth in the Asia Pacific region and India. A decline in demand for commodities transported in drybulk carriers, tankers and/or containerships, or an increase in supply of drybulk vessels, tankers or containerships could cause a further decline in charter rates, which could materially adversely affect our cashflows, profitability and our results of operations and financial condition.

The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values. Charter hire rates have significantly declined from historically high levels recently, are volatile and may remain depressed or reach low levels or decrease in the future, which may adversely affect our earnings, revenue, profitability and ability to pay distributions.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely, and charter hire rates for drybulk vessels have declined significantly from historically high levels. For example, in the past time charter and spot market rates for drybulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 21 key drybulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI showed improvement since then, in the last two years it has ranged from a low of 530 in February 2023 to a high of 3,346 in December 2023, and at 1,642 on March 25, 2025 it remains below the average since January 2020 and there can be no assurance that the drybulk charter market will not decline further.

The container shipping industry is similarly both cyclical and volatile in terms of charter rates, profitability and, consequently, vessel values. According to industry data, containership charter rates reached a peak in 2005, with the Containership Timecharter Rate Index (a $/day per twenty-foot equivalent units (“TEU”) weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed above 100 points until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of January 2020, the Containership Timecharter Rate Index stood at 60 points, hit a bottom of 41 points as of the end of June 2020 and then rose to an all time high of 434 as of the beginning of April 2022. Since then the Containership Timecharter Rate Index fell to 67 in the middle of December 2023 but has increased since then as containerships avoided transiting the Red Sea and stands at 190 as of March 21, 2025. Current container charter rates are at rates that are above pre-pandemic levels but there is no guarantee that they will remain elevated and could return to average or below average levels when they fall.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Exchange Dirty Tanker Index (BDTI) declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2023, it has traded between a low of 713 and a high of 1,648; as of March 25, 2025, it stood at 1,011. The Baltic Exchange Clean Tanker Index (BCTI) fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between a low of 460 and a high of 1,411 since January 2023 and stood at 839 as of March 25, 2025. Tanker charter rates for VLCCs, LR1s and MR2s experienced the lowest annual average time charter earnings on record in 2021, although current rates are higher than those recorded lows. Of note is that Chinese imports of crude oil have increased from three million barrels per day in 2008 to a record 13 million barrels per day in June 2020 and stood at 11.1 million barrels per day in December 2024. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by about 1,100% from 0.4 million barrels per day to a record 4.7 million barrels per day in February 2024; and averaged 3.9 million barrels per day in December 2024. The U.S. has steadily increased its total petroleum product exports by about 600% to a record 7.3 million barrels per day in December 2024 from one million barrels per day in January 2006.

If the drybulk, tanker or container shipping industries, are depressed when our charters expire or when we are otherwise seeking new charters, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity. However, the drybulk, tanker and containership rate cycles have peaked and have fallen to low points at different times, which may mitigate overall cash flow reductions. We cannot give any assurance that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay distributions to our unitholders.

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
•
the distance drybulk, liquid cargo or containers are to be moved by sea, including changes in the distances over which cargo is transported due to geographic changes where commodities or other goods are produced, manufactured, refined or used or due to sanctions, tariffs or restrictions due to geopolitical issues, embargoes, wars or other conflicts, including any changed trading patterns to avoid port entry fees based on the nationality of the vessel operator or the vessel’s country of build;
•
fuel prices for the bunker fuel used aboard ships;
•
whether the vessel is equipped with scrubbers or not;
•
natural or man-made disasters or actions that affect the ability of our vessels to use certain waterways;
•
waiting days in ports or port congestion generally due to any causes;
•
the globalization or deglobalization of manufacturing and all developments in international trade;
•
carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;
•
any weather events affecting production or consumption or movements at sea or through canals or any waterways and crop yields;
•
political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes (including the application of stimulus programs or withdrawal of same), import and export restrictions, including sanctions, tariffs, trade wars, central bank policies, port entry fees based on nationality of the vessel operator or a vessel’s country of build and pollution conventions or protocols, including any limits on CO2 emissions or the consumption of carbon based fuels due to climate change agreements or protocols or the imposition to comply with the provisions of the European Union (“EU”) Emissions Trading System (“EU ETS”) which may have the effect of changing trading patterns on certain commodities or finished or semi-finished goods or decreasing vessels willing to trade into and out of the EU;
•
political developments, including changes to trade policies, tariffs, port entry fees based on nationality and or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to conflicts, wars, banking, financial, economic or health crises;
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

The supply of vessel capacity has generally been influenced by, among other factors:

•
the number of vessels that are out of service (including any held in quarantine or waiting for crew changes due to health related or other restrictions or those vessels impounded or restricted from movement due to any war, lockout, lack of insurance or other political measure), namely those that are laid-up, drydocked, awaiting or undergoing repairs or otherwise not available or prevented from being available for hire or deemed too expensive to enter any country due the imposition of fees based on the nationality of the vessel operator or a vessel’s country of build;
•
the berthing preference or the lack thereof that may increase or decrease overall fleet capacity depending on frequency of port calls to countries that give or deny such preference;
•
the scrapping rate of older vessels;
•
the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;
•
port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals or closure or blockage of any waterway due to accidents, war, piracy, political issues, weather or any other reason;
•
the number of shipyards and ability of shipyards to deliver vessels;
•
the number of newbuilding deliveries;
•
vessel casualties;
•
localized weather events adversely affecting shipbuilding production;
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
•
changes in environmental and other regulations and standards (including IMO rules requiring a reduction in the use of high sulfur fuels, the fitting of additional ballast water treatment systems and rules intended to reduce CO2 and Green House Gas emissions, including the EU ETS) that limit the profitability, operations or useful lives of vessels;
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

The consequences of any future global economic crisis may further reduce demand for transportation of dry and liquid commodities and finished or semi-finished goods over long distances and supply of ships that carry those dry and liquid commodities and finished or semi-finished goods, which may materially affect our future revenues, profitability and cash flows. In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers. Armed conflicts, wars and insurrections and any government actions resulting there from could also adversely impact our operations and the operations of our customers.

A decrease in the level of China’s imports of raw materials, exports of goods, or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. For example, in 2024, China imported 1.218 billion tons of iron ore by sea out of a total of 1.597 billion tons shipped globally, accounting for about 76% of the global seaborne iron ore trade. While it accounted for approximately 31% of seaborne coal movements of coal in 2024 according to current estimates (421 million tons imported compared to 1.366 billion tons of seaborne coal traded globally), and about 26% of all crude oil shipped globally in 2024 (504 million tons imported compared to 1.952 billion tons of seaborne crude oil traded globally). Our drybulk vessels, tankers and containerships are deployed by our charterers on routes involving trade in and out of emerging markets, and our charterers’ revenue may be derived from the shipment of goods within the Asia Pacific region and to or from various overseas export markets. Any reduction in or hindrance to China-based importers or exporters could have a material adverse effect on the growth rate of China’s imports and exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal and Chinese-made goods, or increasing consumption of natural gas or banning imports of coal or other commodities from certain countries to China or increasing the production of electricity from renewable resources or changing any policy that focuses on or diverts attention away from housing, any specific industry or infrastructure or changing any policy to promote domestic consumption which decreases imports or exports of raw materials or finished goods.

This may have the effect of (i) reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for drybulk or tanker shipping, and (ii) reducing the supply of goods available for export and may, in turn, result in a decrease of demand for drybulk, tanker or container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change, reversal or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. The conflict between Ukraine and Russia, Israel and Hamas, the war and any sanctions resulting therefrom, the attacks in the Red Sea, the pandemic and ongoing global trade war between the U.S. and China and between China and any other countries or regions may contribute to an economic slowdown in China.

In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact the shipping industry. For example, the possibility of the introduction of impediments (including any sanctions or tariffs) to trade with or within the European Union member countries in response to wars, conflicts or increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China. Political events such as a global trade war or any moves by either China, the United States, the European Union or other countries to levy additional tariffs on imported goods as part of protectionist measures or otherwise, could decrease shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

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

Any tariffs or port entry fees levied by or against China, the European Union or the United States, or any other country involved in commodity or manufactured goods trades which have the effect of raising prices for such goods or causing economic downturns due to such price rises which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Partnership – B. Business Overview – Economic Sanctions and Compliance”.

Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.

The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and Atlantic basin (West Africa, United States, Brazil, North Sea, Guyana and other) crude oils, which, in turn, primarily depend on the economies of the world’s industrial and industrializing countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial and industrializing economies and their demand for Arabian Gulf and Atlantic basin crude oil.

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
•
changes to oil production in other regions, such as the United States, Russia and Latin America, including those production changes caused by war, conflict, sanctions or tariffs; and
•
the development and the relative costs of nuclear power, natural gas, coal, renewables and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or Atlantic basin may materially adversely affect our financial performance.

Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

According to the 2023 Annual Energy Outlook published in March 2023 by the US Energy Information Agency (“EIA”): Although domestic consumption of petroleum and other liquids does not increase through 2040 across most cases, U.S. petroleum and other liquids production remains high because of increased exports of finished products in response to growing international demand. In all cases, the EIA projected that the United States will remain a net exporter of petroleum products through 2050. Crude oil imports remain relatively flat in the reference case but vary widely in the side cases. This wide range in imports is mainly due to the tradeoff between domestic production and imports. In the Low Oil and Gas Supply case, crude oil imports increase significantly, partially to account for falling domestic crude oil production. The opposite occurs in the High Oil and Gas Supply case, in which increased domestic production balances lower crude oil imports. Similarly in the annual World Energy Outlook (October 2024), the International Energy Agency (“IEA”) forecast that North American crude oil output will expand by 2.1 million barrels per day (“MBPD”) to 29.5 MBPD by 2030 from 27.4 MBPD in 2023 in their Stated Policies Scenario (“STEPS”) while the Middle East increases production by about 0.8 MBPD by 2030 (from 30.4 to 31.2 MBPD). Central and South American will increase oil production by 1.8 MBPD by 2030 adding to Atlantic Basin supply. Eurasian production, led by Russia will hold production steady at 13.8 MBPD in 2030, the same as 2023. In total North, Central and South American production will increase by 3.9 MBPD to 2030; 388% more than the Middle East’s increase of 0.8 MBPD. Global oil demand rises to 101.7 MBPD in 2030 from 99.2 MBPD in 2023, with China, India and Southeast Asia together accounting for an increase of about 3.6 MBPD in global demand while demand in North America, Europe and Japan falls by 3.0 MBPD to 2030 which will continue the trend of shipping more Atlantic Basin oil to China, India and Other Asian countries. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. In past years, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Concerns regarding terrorist threats and the refugee crisis or any investment legislation that favors domestic production or production from friendly nations or places levies on transportation by vessel operators of certain nations or ships built in certain countries may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. Deteriorations in the global economy have caused, and may continue to cause, decreases in worldwide demand for dry and liquid cargoes and certain goods shipped in containerized form.

The U.S. government has introduced significant changes in trade policies, including the imposition of new tariffs and other trade restrictions that could affect cross-border commerce. On February 1, 2025, an executive order was issued, imposing tariffs on imports from Canada, Mexico, and China, with additional measures under consideration. These tariffs, along with potential retaliatory actions by these and other countries, could disrupt global trade flows, impact the cost and availability of telecom equipment and technology, and increase operational costs for companies reliant on international supply chains. In addition, to the extent that changes in the political environment due to the imposition of tariffs or other measures negatively impact us or the markets in which we operate, our business, financial condition, and results of operations could be materially and adversely affected. Given the expanding scope of trade restrictions and the uncertainty surrounding future policies of the U.S. administration, we can provide no assurances regarding the full extent of any potential impact.

Uncertainty has been created about the future relationship between the United States, the European Union, China, Russia and other importing and exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Restrictions on imports, including in the form of tariffs and other levies, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries (including any transshipment to avoid any levies or fees), (iii) the costs of such delivery and (iv) the risks associated with exporting or importing goods. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States, the European Union and China or between Russia and other countries. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

While we favor longer term charters for all the tanker, dry bulk and container vessels we own or control, we may from time to time have to rely on chartering our vessels in the spot market that are highly volatile and may materially adversely affect our earnings.

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

We may also deploy our drybulk vessels on term charters either at fixed rates or rates that vary with an index of spot voyages such as those published by the Baltic Exchange. Some of these charters have the ability to fix rates for succeeding quarters or for longer durations into the future and we have exercised those options when we believe it is advantageous to do so to maximize earnings or to defend against a perceived market weakness. If we do not fix rates going forward or the index charter does not have an ability to do so or a long term charter ends during a period of market weakness, we may be exposed to volatile spot rates that can be lower than the rates in the existing term charters on our other drybulk vessels which may materially adversely affect our earnings.

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

Currently, spot charter hire rates are above operating costs for all tanker, drybulk and container vessel sizes and there is no assurance that the charter market for any of these vessels will rise over the next several months or will not decline. A decrease in spot rates may decrease the revenues and cash flow we derive from vessels employed in pools or on index linked charters. Such volatility in pool or index linked charters may be mitigated by any minimum rate due to us that we negotiate with our charterers.

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

Certain of our tanker, drybulk and container vessels are contractually committed to time charters. We are not permitted to unilaterally terminate the charter agreements of these vessels due to upswings in industry cycles, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter our vessels on long term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters.

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

For the year ended December 31, 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 11.3% of our total revenues. For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of our total revenues. The charterers in the containership sector consist of a limited number of liner companies and the charterers in the tanker sector consist of a limited number of oil companies and oil traders. The combination of any surplus of vessel capacity, the expected entry into service of new technologically advanced vessels, and the expected increase in the size of the world dry bulk, tanker and container fleets over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of capacity available at lower charter rates and lack of demand for our customers could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. The number of leading liner companies which are part of our client base may continue to shrink and we may depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unitholders.

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

All of our drybulk vessels’ charters are scheduled to expire on dates ranging from April 2025 to January 2029. All of our tankers’ charters are scheduled to expire on dates ranging from May 2025 to March 2033. All of our containerships’ charters are scheduled to expire on dates ranging from May 2025 to February 2037.

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

As of March 20, 2025, the vessels in our fleet had an average age of approximately 9.8 years, on a dwt and fully delivered fleet basis, when drybulk and tanker vessels have an expected life of approximately 25 years and containerships have an expected life of approximately 30 years and we may acquire older vessels in the future. Older vessels are typically costlier to maintain than more recently constructed vessels due to improvements in engine and other technologies. As our fleet ages, we will incur increased costs. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter our vessels due to their age, it could materially adversely affect our earnings.

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

As of January 2024, our vessels that are entering or trading within the European Union (EU) and the European Economic Area (EEA) have to comply with provisions of the EU Emissions Trading System (ETS) and we may be subject to penalties, fines or other consequences if we fail to do so.

As of June 5, 2023, the EU rules on greenhouse gas emissions from ships came into force. These rules specify that starting on January 1, 2024, the registered owners (or, if responsibility has been transferred, the ISM-company) have to surrender EU ETS emission allowances for CO2-emissions from vessels trading in EU/EEA waters and those trading in and out. Since the ETS-rules are specified in a directive, each member state will have to implement these rules into national legislation. The rules which now will become applicable for shipping companies are similar to the rules for the other ETS sectors (including power plants). The goal of these rules is to reduce emissions and boost demand for marine renewable and low carbon solutions. As these rules are new to shipping, it is unknown exactly how their implementation will affect the industry. While owners are responsible for surrendering the ETS allowances, it is the charterers that direct ships on trades that could enter or leave the EU. As a result, charterers should provide or cause to be provided enough ETS allowances to cover affected voyages or provide sufficient funds within the agreed commercial terms of the charter for the owner to be able to purchase such allowances. If our charterers do not provide enough ETS allowances or sufficient funds to purchase these allowance, we may have to purchase the allowances which may reduce our cash flow. While we have included a protective clause in our charter agreements, if charterers do not agree with the calculations of the needed allowances or there is an increase in cost of the allowances between the time that the allowances are incurred and the time that they are purchased, we may be subject to additional costs which could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available for distributions to our unitholders.

Our vessels may suffer damage or unexpected drydocking costs or be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking and drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs and repositioning, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of the Master Management Agreement with the Manager, the costs of drydocking repairs are be reimbursed at cost upon occurrence.

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

For more information on “off-hire” see “Item 4. Information on the Partnership - B. Business Overview – Off-hire”.

The market value of our vessels may fluctuate significantly, which amongst others, could cause us to breach covenants in our financing arrangements, resulting in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results.

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
•
whether the vessel is equipped with scrubbers or energy saving/CO2 reducing devices or not;
•
changes in environmental and other regulations, including carbon intensity rules, that may limit the useful life of vessels;
•
whether a special survey has been passed recently or whether one is due soon;
•
changes in global dry or liquid cargo commodity supply or sources and destinations of containerized cargoes;
•
types, sizes and age of vessels;
•
advances in efficiency, such as the introduction of remote or autonomous vessels;
•
the development of an increase in use of other modes of transportation;
•
where the ship was built and as-built specifications;
•
lifetime maintenance record;
•
the cost of vessel acquisitions including the cost of new buildings;
•
governmental or other regulations (including the application of any IMO rules, including those regarding any reduction in CO2 emissions or carbon intensity);
•
prevailing level of charter rates including any disruption or cessation of disruption that causes charter rates to increase or decrease;
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

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. Our financing arrangements contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and loan to value ratio covenants. As of December 31, 2024, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

We must make substantial capital expenditures to maintain and replace, over the long term, the operating capacity of our fleet. We generally expect to finance these maintenance capital expenditures with cash balances or financing arrangements. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials, the cost of suitable replacement vessels, customer/market requirements, increases in the size of our fleet, the length of charters, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment, competitive standards, and the age of our ships. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy and regular fleet renewals. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

Our significant maintenance and replacement capital expenditures, including without limitation the vessel operating expenses to maintain and replace, over the long-term, the operating capacity of our fleet, as well as to comply with environmental and safety regulations, may reduce or eliminate the amount of cash we have available for distribution to our unitholders. Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the Conflicts Committee of our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less, if any, cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

For detailed information on the amount of vessel expenses please see the section entitled, “Item 5. Operating and Financial Review and Prospects - A. Operating results”.

We may be subject to litigation that, if not resolved in our favor or not adequately insured against, could have a material adverse effect on our operations.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect on the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2024, the value of the U.S. dollar as compared to the Euro increased by approximately 6.4% compared with the respective value as of December 31, 2023. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Security breaches and disruptions to our and our Manager's information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems of our Manager to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities.

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

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers’ security measures, allowing an attacker access to proprietary information from our company including employees’, customers’ and suppliers’ data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery and war risk insurance covering damage to our vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels allisions with fixed structures, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

We do not currently maintain "strikes and delay" or "loss of hire" insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event or due to presence or suspected presence of contraband on board.

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

Our charterers may in the future engage in legally permitted trading in locations or with persons which may still be subject to restrictions due to sanctions or boycott. However, no vessels in our fleet have called on ports in Iran or Syria and no vessels have called on ports in other sanctioned countries, unless authorized. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading on such locations or countries or trading with such persons, which could result in reduced insurance coverage for losses incurred by the related vessels. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations or countries or as a result of trading with such persons, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and unit price.

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
•
availability of new, alternative energy sources; and
•
negative or deteriorating global or regional economic or political conditions or health conditions (including changes to trade policies (including the imposition or removal of sanctions, tariffs and other actions), decreases or withdrawals of stimulus measures meant to counteract the effect of economic or health or other crises, wars or other conflicts and any resulting sanctions), particularly in oil-consuming or producing regions, which could reduce energy consumption or its growth or affect trading patterns negatively.

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

We have Chinese built vessels and vessels currently under construction in China

Any actions which levy additional port entry fees on companies that have Chinese built vessels or have ordered vessels to be built in China may affect our ability to charter our vessels to certain charterers or may result in our vessels receiving lower hire rates due to such circumstances which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

An oversupply of vessel capacity may depress charter rates, which may affect our ability to operate our vessels profitably.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of March 2025, newbuilding orders had been placed for an aggregate of about 10% of the existing global drybulk fleet, with deliveries expected during the next three years. That is close to the all-time low of 7% recorded in February 2021 (on records dated from January 1996), but there is no guarantee that the orderbook will continue at these low levels in the future. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 61% in November 2007, according to industry data. Since that time, deliveries of previously ordered containerships increased substantially and ordering momentum slowed somewhat with the total orderbook declining as a percentage of the existing fleet to an all-time low of 8% as of October 2020, but has increased to 27% as of March 2025 falling from its most recent high of 30% in March 2023. The orderbook remains significantly skewed towards vessels over 8,000 TEU. An oversupply of large newbuilding vessels and/or containership capacity entering the market after existing charters expire, combined with any decline in the demand for containerships, may prolong or further depress current charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

Similarly the market supply of tankers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the start of 2016 to 4% at the beginning of February 2023 but has since increased and stood at 14% as of March 2025. From 2004 through 2010, the tanker orderbook was at historically high levels as a percentage of the in-water fleet reaching a high of 48% in September 2008, according to industry data. Since that time, deliveries of previously ordered tankers increased substantially and ordering momentum slowed with the total orderbook declining as a percentage of the existing fleet to an all-time low of 4% in February 2023. An oversupply of newbuilding vessels entering the market, combined with any decline in the demand for crude or product tankers, may prolong or further depress current charter rates and may decrease our ability to charter our tankers when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our tankers at all.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed, are “off-hire” or are employed on voyage charters or contracts of affreightment so an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel for any reason or as occurred following the Russian invasion of Ukraine in February 2022 will make our older and less fuel efficient vessels less competitive compared to more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, economic or other sanctions, or tariffs, levied against oil and gas producing countries, war and unrest generally and in oil producing countries and regions, regional production patterns and environmental concerns and regulations. These changes in fuel prices may cause us, depending on the terms of existing charters, to pay additional costs for the fuel on board when our ships are redelivered to us which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions.

We are subject to various laws, regulations, and international conventions, which could require significant expenditures to maintain compliance and to cover any uninsured environmental liabilities, including those resulting from spills or other environmental incidents.

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

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. The Manager has and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although we do not believe that these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Changing laws and evolving reporting requirements could have an adverse effect on our business, including the sustainability disclosure rules and corporate sustainability directives in the European Union and/or the United States.

Changing laws, regulations and standards relating to regular reporting requirements, as adopted by the SEC and/or the European Union, including in relation to General Data Protection Regulation (“GDPR”), GHG, sustainability and additional climate disclosure rules, along with sustainability reporting rules which have been issued in recent years, may create additional compliance requirements for us. We may receive pressure from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

Companies that do not adapt to, or comply with, investor, lender, or other industry shareholder expectations and standards which are evolving, or which are perceived to have not responded appropriately to the concern for sustainability issues, regardless of whether there is a legal requirement to do so, may suffer from litigation risk or reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, due to the changing nature of sanctions and export controls there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws and regulations may be unclear and may be subject to changing interpretations by relevant authorities, and the underlying laws and regulations may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would or may violate economic sanctions, our charterers may nevertheless inadvertently violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation, our ability to do business, if breaches are imputed to us.

We continually monitor developments in the United States, the EU, UK and other jurisdictions that maintain economic sanctions against various countries and regions including, Iran, Russia/ Belarus, Crimea, Venezuela, and other sanctions targets, including guidance on the implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes, tariffs and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries, being chartered to certain parties or for certain trade, or could restrict the cargoes carried onboard our vessels or make entry of our vessels into certain countries more expensive than comparable vessels in other fleets.

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

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and failing to keep adequate books and records. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals.

Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments and prohibits not only the bribery of government officials, but also commercial bribery. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies impose potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

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

Our vessels may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face reputational damage and governmental or other regulatory claims or penalties, which could have an adverse effect on our business, results of operations, financial condition, as well as our cash flows, including cash available for distributions to our unitholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs or contraband could be forfeited to the government of such jurisdiction.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel has been built and maintained, is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS (as defined below). Our owned fleet is currently classed by American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNV, China Classification Society and Lloyd’s Register.

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

The global economy remains subdued, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, the threat of future terrorist attacks, the continuing refugee crisis in the European Union, the war in and the general political unrest in Ukraine, the Israel and Hamas conflict and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, political tension, concerns regarding epidemics and pandemics and other viral outbreaks or conflicts in the Asia Pacific Region or imposition of tariffs or port entry fees have all led to increased volatility in global credit and equity markets and continue to cause uncertainty and volatility in the world financial markets, which may in turn affect our business, results of operations and financial conditions.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are built, flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future or where our vessels were built. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly.

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

As of December 31, 2024 our total borrowings amounted to $2,153.2 million. We have the ability to incur additional debt, subject to limitations in our financing arrangements. Our level of debt could have important consequences to us, including the following:

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our financing arrangements also will depend on market interest rates, since the interest rates applicable to our borrowings will generally fluctuate with the SOFR.

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

Loans advanced under our financing arrangements are advanced at a floating rate based on SOFR. Interest rates, which after a long period of relative stability at historically low levels, have been increasing and have been volatile, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow.

We enter from time to time into interest rate swap arrangements for a portion of our debt. Our financial condition could be materially adversely affected as a result of not entering into interest rate hedging arrangements to hedge our interest rate exposure if the interest rates applicable to our unhedged financing arrangements (and any other financing arrangements we may enter into in the future) increases. Even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate, our hedging strategies may not be effective or have the desired impact on our financial conditions or results of operations as we may not effectively manage our interest rate exposure and may incur substantial losses, which could result in higher than market interest rates and charges against our income.

Our credit facilities and certain financial liabilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to do so again in the future.

As of December 31, 2024, the outstanding balance under Navios Partners’ total borrowings, net of deferred finance costs, was $2,128.9 million.

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
•
failure of any representation or warranty to be materially correct; and
•
failure of Angeliki Frangou, or their affiliates (as defined in the financing agreements) to own at least 5% of us.

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

The price of our common units may be volatile and fluctuate due to various factors, including but not limited to: actual or anticipated fluctuations in quarterly and annual results; changes in the seaborne transportation industry, including the containership market; our distribution decisions; mergers and strategic alliances within the shipping industry; changes in governmental regulations or maritime self-regulatory standards; shortfalls in operating results relative to analyst forecasts; announcements concerning us or our competitors; general economic conditions, such as the impact of the Russian and Ukrainian conflict, the Israel and Hamas conflicts, and attacks in the Red Sea and Gulf of Aden; terrorist acts; future sales of our common units or other securities; investors’ perceptions of us and the international container shipping industry; the state of the securities markets; the impact on our stock price of our ongoing stock repurchase program and other developments affecting us, our industry, or our competitors.

This volatility, combined with economic, market, or political conditions, could lower the market price of our securities, even if our operating performance remains strong. As a result, you may not be able to sell our securities at prices equal to or greater than those at which you purchased them.

Additionally, an increase in interest rates may lead to a decline in demand for equity investments in general, particularly for yield-based equity investments like our common units. Such a rise in interest rates, or the availability of relatively more attractive investment opportunities, could cause the trading price of our common units to decrease.

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

Pursuant to the Master Management Agreement, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides us administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on the Manager and their reputation and relationships in the shipping industry. If the Manager suffers material damage to its reputation or relationships, it may harm our ability to:

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

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75.0% of its gross income for any taxable year consists of “passive income”, or (2) at least 50.0% of the average value of the entity’s assets produce or are held for the production of “passive income”. For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for any taxable year, including our 2024 taxable year, and we expect that we will not become a PFIC in subsequent taxable years, although no assurance can be given in this regard. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and thus, for PFIC purposes, our income from those activities will be non-passive income and the vessels engaged in those activities will be non-passive assets. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

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

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2024 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption, including the delisting of our securities from quotation on the NYSE and thereby make us subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “Risks Relating to Our Units-The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. As such, we are not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Actions taken by holders of our common units or the formation of a U.S. subsidiary by us could result in our (and/or certain of our non-U.S. subsidiaries) being treated as a “controlled foreign corporation”, which could have adverse U.S. federal income tax consequences to certain U.S. holders.

Special rules would apply if we or any of our non-U.S. subsidiaries that are treated as corporations for U.S. federal tax purposes is classified as a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes. A foreign corporation will generally be classified as a CFC if more than 50% of its outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or constructively under Section 318 of the Code) by “10% U.S. Shareholders”. For this purpose, a “10% U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of the issued and outstanding stock of such foreign corporation. Additionally, as a result of changes introduced by the 2017 Tax Cuts and Jobs Act, even absent 10% U.S. Shareholders with direct or indirect interests in a foreign corporation, a U.S. subsidiary of ours alone may cause certain related foreign corporations to be treated as CFCs by reason of “downward attribution”. We believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2024, or at any time during 2024, and we do not expect to become a CFC in a subsequent taxable year. However, given that we are publicly held, the constructive ownership rules under Section 318 of the Code may make it difficult to determine whether any U.S. person is a 10% U.S. Shareholder of ours and our non-U.S. subsidiaries and whether we or any of our non-U.S. subsidiaries is a CFC. Moreover, in the event the Company establishes one or more U.S. subsidiaries, the Company’s non-U.S. subsidiaries could be treated as CFCs (regardless of whether the Company is treated as a CFC), depending on the structure of the Company group at any given time.

U.S. holders who at all times own less than 10% of our equity should not be affected. However, if we (or our non-U.S. subsidiaries) were to become a CFC, any U.S. holder owning 10% or more (by vote or value), directly or indirectly, of our equity could be subject to U.S. federal income tax in respect of a portion of our earnings and the earnings of our non-U.S. subsidiary. Any U.S. holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly or constructively, of the equity of Navios Partners should consult its own tax advisor regarding the U.S. federal tax consequences that may result from Navios Partners (and our non-U.S. subsidiary) being treated as a CFC (see “Material U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders - Controlled Foreign Corporation).

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

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in one or more non-U.S. countries including Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the Master Management Agreement we entered into with the Manager and the Administrative Services Agreement we entered into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

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

New tax laws and regulations are currently being adopted by many jurisdictions pursuant to the Base Erosion and Profit Shifting (“BEPS”) Project to set up an international framework to combat tax avoidance. In January 2019, the Organization for Economic Co-operation and Development (the “OECD”) announced the Pillar One and Pillar Two frameworks. Pillar One reallocates certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two also referred to as the Global Anti-Base Erosion Rules (the “GloBE Rules”) operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 130 countries have signed on to the GloBE Rules released in December 2021 that, among other provisions, give the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Presently, it is difficult to assess if and to what extent such changes will impact our tax burden. The timing, scope, and implementation of any of the potential Pillar One and Pillar Two provisions into the domestic law of relevant countries remains subject to significant uncertainty, and the content of existing and future OECD guidance (and its consistency with current international tax principles or with implementing legislation of relevant countries) also remains uncertain. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.

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

Because we are organized under the laws of the Marshall Islands and we operate primarily from Piraeus, Greece, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from Piraeus, Greece. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Greece and other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

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

As of March 20, 2025, Angeliki Frangou beneficially owned approximately 17.1% of the outstanding Common Units including 4,672,314 common units held through four entities affiliated with her. As of March 20, 2025, our general partner owned all 622,296 outstanding general partnership units, which represented a 2.1% ownership interest in us based on all outstanding common units and general partnership units.

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

•
The vote of the holders of at least 66 2/3% of all the then outstanding common units, voting together as a single class is required to remove the general partner.
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

Angeliki Frangou, the Company’s Chief Executive Officer and Chairwoman is our main unitholder owning, directly and indirectly through affiliated entities, an approximate 17.1% of the total number of outstanding common units. Angeliki Frangou also beneficially owns our general partner, which owns all of our general partnership units representing a 2.1% ownership interest in us based on all outstanding common units and general partnership units. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unitholders or deprive unitholders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unitholders may in some cases conflict with our unitholders. The interests of our general partner and its affiliates may be different from your interests. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Omnibus Agreement”) in connection with the closing of Navios Partners’ initial public offering “IPO” governing, among other things, Navios Holdings and its affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent as required under such agreement. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its affiliates to compete with us under specified circumstances which could harm our business.

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

Fees and cost reimbursements, which the Manager determine for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Manager. We pay the Manager's fees under the Master Management Agreement.

Pursuant to the Master Management Agreement, the Manager provides commercial and technical management services to our vessels commencing January 1, 2025, for a term of ten years, renewing annually.

In addition, the Manager will provide us with administrative services, pursuant to the Administrative Services Agreement also commencing January 1, 2025, for a term of ten years, renewing annually, and we will reimburse the Manager for all costs and expenses reasonably incurred by them in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability.

If we desire to terminate either of these agreements before its scheduled expiration, we must pay a termination fee to the Manager as set forth in the Master Management Agreement and the Administrative Services Agreement. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay cash distributions and repurchases of common units to be materially and adversely affected.

For detailed information on the amount of vessel operating expenses and/or fees owed under the Master Management Agreement and the management agreements with the Manager effective until January 1, 2025 (the “Management Agreements”), please read the section entitled, “Item 5. Operating and Financial Review and Prospects - A. Operating results – Vessel operating expenses” and the Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Item 4. Information on the Partnership

A. History and Development of the Partnership

Navios Partners is an international owner and operator of Dry Cargo and tanker vessels that was formed on August 7, 2007 under the laws of the Republic of the Marshall Islands as a limited partnership, under the Marshall Islands Limited Partnership Act.

Olympos Maritime Ltd. is Navios Partners’ general partner (the “General Partner”) and currently owns all the general partnership units representing an approximately 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including iron ore, oil, coal, grain and fertilizer and also containers, chartering its vessels generally under short-term, medium to long-term charters. The operations of Navios Partners are managed by the Manager from its offices in Greece, Singapore and Monaco.

The principal executive offices of Navios Partners are located at c/o 85 Akti Miaouli, Piraeus 18538, Greece, and its telephone number is + (30) 2104595000.

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

Please read Note 10 – Borrowings to our consolidated financial statements, included elsewhere in this annual report for a full description of the financing arrangements of the Company as of December 31, 2024.

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

Acquisitions and Sales of Vessels

Please read Note 6 – Vessels, net to our consolidated financial statements, included elsewhere in this annual report for a full description of the Company’s acquisitions and sales of vessels as of December 31, 2024.

Please read “Item 5. Operating and Financial Review and Prospects – Recent Developments” for a full description of the Company’s most recent acquisition and sales of vessels.

B. Business Overview

Introduction

We are an international owner and operator of Dry Cargo and tanker vessels that was formed by Navios Holdings. Our vessels are generally chartered-out under short-term, medium and long-term time charters with an average remaining charter duration of approximately 2.1 years to a strong group of counterparties, including ZIM Integrated Shipping Services Ltd., HMM Co. Ltd., COSCO Shipping Group, Chevron Transport Corporation Ltd., Ocean Network Express Pte. Ltd., Unifeeder ISC FZCO, Pacific International Lines (Pte) Ltd (“PIL”), VS Tankers FZE/AMPTC, Saudi Aramco.

Our Sustainability Practices

We are committed to integrating sustainability practices into our operations and business strategy aiming to become a leader in sustainability and exploitation of new technologies. We present our sustainability strategy and goals, set measurable sustainability targets and report on our progress across our business operations. Our sustainability reports may be found on our website at www.navios-mlp.com, given that we intend to make our emission data publicly available. The information on our website is not incorporated by reference into this annual report. The relevant emissions data for our fleet will be reported to the applicable Classification Societies and the IMO.

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

Invest in Research: We continue to invest in researching and developing innovative emission reduction technologies, specifically targeting advancements like carbon capture technologies. We explore and incorporate alternative fuels into future-looking strategies, positioning ourselves to benefit as they become technologically available and economically viable. For example, in 2024, in collaboration with Lloyd’s Register Maritime Decarbonization Hub and four other leading ship owners, we launched a global non-profit Maritime Emissions Reduction Center (“M-ERC”) in Athens. The M-ERC was created with the goal of removing technical, investment and community barriers to reduce emissions of the existing global fleet. Its task is to inform and inspire the adoption of new and existing solutions to facilitate the maritime energy transition.

Since March 2025, Navios Partners is an Innovation Member of the Maritime Consortium founded by the Massachusetts Institute of Technology and leading industry stakeholders dedicated to developing through research cutting-edge solutions in the modernization of the commercial fleet that reduce environmental impact.

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

A more sophisticated way of improving the safety of ballast water release is through the Ballast Water Treatment System (“BWTS”). This method involved treating the ballast water chemically or using ultraviolet light to sterilize the water before release. 100% of our fleet has implemented ballast water treatment systems.

Social responsibility:

We believe we are one of the industry leaders in workplace inclusion. Navios Partners has joined the All Aboard Alliance which unites senior leaders from the maritime industry to enhance inclusion in both maritime organizations at sea and onshore. All members of the alliance are encouraged to implement the alliance's framework into company policies and are required to report on their actions and progress each year. We joined this initiative in 2024 - signifying our commitment to shared learning and collective action in the maritime industry and fostering accountability. We are committed to ensuring that we have effective policies, strategies, procedures, and processes that promote equality, and contribute to an inclusive organizational culture. Our crew retention rates remained in the area of 97% for all our fleets in 2024. We continually invest in training both seafarers and shore side staff, especially in topics relating to safety and wellbeing. These trainings are repeated and stressed periodically at regularly hosted crew forums around the world. We address the issue of mental health, as a priority. All our seafarers have access to a 24/7 support line, where they can receive advice and guidance on any health or mental wellbeing issue. We believe that these efforts are the reason for our high crew retention rate. We also participate in community philanthropy and donate to several universities and learning institutions, charities, hospitals, and local religious institutions that assist the local communities. In 2024, we reinforced our dedication in advancing sustainability initiatives in the shipping industry by making annual donations to esteemed educational organizations both locally and internationally. By supporting five Greek university teams and fostering academic excellence, we contributed to the research and development of innovative technologies while enhancing teamwork. Additionally, we extended our support to academic institutions directly, furthering their growth and impact.

We are founding members of the North American Marine Environment Protection Association (“NAMEPA”) - a non-profit organization with a mission to protect the marine environment and educate seafarers on the importance of protecting ocean waters, lakes and rivers. We continue to sponsor NAMEPA, alongside our financial contributions to Hellenic Marine Environment Protection Association (“HELMEPA”) - affirming our commitment to saving our seas.

The safety of our seafarers is of paramount importance. As a show of our dedication to safety, we have chosen to align with multiple industry frameworks and disclose both our Lost Time Injury Rate (“LTIR”) and the Total Recordable Case Frequency (“TRCF”). The LTIR is a metric that calculates the number of incidents that result in time away from work. The TRCF goes further, recording the total number of recorded incidents. We are proud to report that the LTIR across the entire fleet year-on-year has decreased by an average of around 42.8%. Our tanker TRCF decreased to approximately 0.00 in 2023 and we have maintained this for 2024.

Governance:

Our company is governed by an experienced and majority independent board of directors. We have committees to ensure the oversight of our activities, as well as compliance with all applicable frameworks. We have adopted a Code of Corporate Conduct and Ethics and we encourage our officers, employees and crew to engage in free and open reporting, anonymously or otherwise, using a dedicated email address, or, for crew, an open reporting hotline.

Our existing corporate governance strategy includes regular board evaluations, and proactive engagement with stakeholders. Through our company values we encourage a culture of integrity, ethics, and accountability. This year our corporate governance strategy has had to develop to include the new requirements of upcoming regulations. For example, the Corporate Sustainability Reporting Directive (“CSRD”) requires companies to put in place and disclose governance oversight procedures covering information gathering, internal controls and the sustainability reporting process. The SEC climate-related disclosures rules have similar, less strict requirements around the process of identifying climate risk.

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

It is imperative that we have the processes and tools required to fully manage climate risk, however, we have an opportunity to leverage our strategic benefits. Since 2023 we have built a holistic climate-risk management process. Its main aim is to formalize the governance structure dictating how climate risks are identified and engaged with.

Climate risk mitigation

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

Regulatory Compliance

Navios conforms to the highest standards of ethical conduct. Our officers and directors, at all corporate levels, comply with applicable laws and regulations, including, among others, the OECD Convention, the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act, all SEC requirements, and applicable tax laws of the countries in which we have a relevant business presence. We also aim to maintain all ISO certifications achieved to date.

Our Fleet

Navios Partners’ fleet consists of 69 dry bulk vessels, 49 containerships and 56 tanker vessels, that includes 18 newbuilding tankers (12 Aframax/LR2 and six MR2 product tanker chartered-in vessels under bareboat contracts), that are expected to be delivered through the first half of 2028 and four 7,900 TEU newbuilding containerships, that are expected to be delivered through the first half of 2027. The fleet excludes one Panamax and one Containership agreed to be sold.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil and/or refined petroleum products. In general, the vessels in our fleet are chartered-out under time charters with duration of up to 12 years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

The following table provides summary information about our fleet as of March 20, 2025:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter- Out Rate(1)	Index(2)	Expiration Date(3)
Navios Vega	Transhipper	2009	57,573	$13,825	No	Dec-26
				$38,315	No	Dec-28
				$25,478	No	Jan-29
Navios Christine B	Ultra-Handymax	2009	58,058	$11,250	No	Apr-25
Navios Celestial	Ultra-Handymax	2009	58,063	—	100% average BSI 58 10TC	Jun-25
Navios Venus	Ultra-Handymax	2015	61,339	$6,563	No	Apr-25
Navios La Paix	Ultra-Handymax	2014	61,485	—	111.0% average BSI 58 10TC	Jun-26
N Amalthia	Panamax	2006	75,356	—	90.0% average BPI 82	Jul-25
				—	89.0% average BPI 82	Apr-26
Navios Hope	Panamax	2005	75,397	—	100.0% average BPI 82 less $1,266 per day	May-25
Navios Galileo(13)	Panamax	2006	76,596	$4,688	No	Apr-25
Navios Sun	Panamax	2005	76,619	—	100.0% average BPI 82 less $1,269 per day	Oct-25
Navios Helios	Panamax	2005	77,075	—	100.0% average BPI 82 less $1,266 per day	Jun-25
Navios Victory	Panamax	2014	77,095	—	96.0% average BPI 82	Dec-25
Rainbow N	Panamax	2011	79,602	$6,281	No	Apr-25
Unity N	Panamax	2011	79,642	—	89.0% average BPI 82	Dec-25
Odysseus N	Panamax	2011	79,642	—	90.0% average BPI 82	Jul-25
Navios Amber	Kamsarmax	2015	80,909	$17,063	No	Apr-26
Navios Avior	Kamsarmax	2012	81,355	—	100.0% average BPI 82	Jan-26
Navios Centaurus	Kamsarmax	2012	81,472	—	101.0% average BPI 82	Oct-25
Navios Citrine	Kamsarmax	2017	81,626	—	110.0% average BPI 82	Mar-25
				$13,686	No	Dec-25
				—	110.0% average BPI 82	Jan-26
Navios Dolphin	Kamsarmax	2017	81,630	$15,000	No	Dec-25
Navios Horizon I (23)	Kamsarmax	2019	81,692	$13,239	No	Mar-25
				—	110.0% average BPI 82	Jun-25
Navios Galaxy II (6)	Kamsarmax	2020	81,789	—	112.5% average BPI 82	Jun-25
				$13,872	No	Dec-25
				—	112.0% average BPI 82	Jan-27
Navios Uranus (6)	Kamsarmax	2019	81,821	—	112.0% average BPI 82	Mar-25
				$13,744	No	Dec-25
				—	112.0% average BPI 82	Apr-26
Navios Felicity I (6)	Kamsarmax	2020	81,962	—	114.0% average BPI 82	May-25
Navios Primavera (5)	Kamsarmax	2022	82,003	—	114.0% average BPI 82	Nov-25
Navios Meridian (5)	Kamsarmax	2023	82,010	—	113.5% average BPI 82	Oct-25
Navios Herakles I (6)	Kamsarmax	2019	82,036	—	113.5% average BPI 82	Mar-25
				$14,510	No	Jun-25
				—	113.5% average BPI 82	Oct-25
Navios Magellan II (6)	Kamsarmax	2020	82,037	—	112.0% average BPI 82	Oct-25
Navios Sky (5)	Kamsarmax	2015	82,056	—	102.0 % average BPI 82	Jan-26
Navios Alegria (23)	Kamsarmax	2016	84,852	$15,200	No	Dec-25
Navios Sphera	Kamsarmax	2016	84,872	$13,518	No	Mar-25
				—	110.0% average BPI 82	Oct-25

Navios Coral	Kamsarmax	2016	84,904	—	110.0% average BPI 82	Mar-25
				$13,361	No	Dec-25
				—	110.0% average BPI 82	Apr-26
Copernicus N	Post-Panamax	2010	93,062	$7,641	No	Mar-25
				$11,250	No	May-25
Navios Stellar (5)	Capesize	2009	168,818	—	97.0% average BCI 5TC	Mar-25
				$18,099	No	Jun-25
				—	97.0% average BCI 5TC	Jun-26
Navios Aurora II	Capesize	2009	169,031	—	95.0% average BCI 5TC	Jan-26
Navios Antares (5)	Capesize	2010	169,059	—	96.0% average BCI 5TC	Mar-25
				$18,225	No	Jun-25
				—	96.0% average BCI 5TC	Jun-26
Navios Symphony	Capesize	2010	177,960	$15,413	No	Mar-25
				$17,098	No	Jun-25
				—	102.75% average BCI 5TC	Apr-26
Navios Ace (5)	Capesize	2011	178,929	—	107.25% average BCI 5TC	Feb-26
Navios Aster	Capesize	2010	178,978	—	108.0% average BCI 5TC	Jun-25
Navios Melodia	Capesize	2010	178,982	$16,375	No	Mar-25
				$17,255	No	Jun-25
				—	104.0% average BCI 5TC	Apr-26
Navios Buena Ventura	Capesize	2010	179,109	—	105.0% average BCI 5TC	Apr-25
				—	94.0% average BCI 5TC	Jun-25
				—	102.0% average BCI 5TC	Apr-27
Navios Luz	Capesize	2010	179,144	$16,418	No	Mar-25
				$17,210	No	Jun-25
				—	105.5% average BCI 5TC	Oct-25
Navios Altamira	Capesize	2011	179,165	—	107.0% average BCI 5TC	Oct-26
Navios Azimuth (5)	Capesize	2011	179,169	—	105.0% average BCI 5TC	May-25
				—	103.0% average BCI 5TC	Mar-27
Navios Bonheur	Capesize	2010	179,204	—	102.0% average BCI 5TC	Dec-25
Navios Etoile	Capesize	2010	179,234	—	105.0% average BCI 5TC	May-25
				—	94.0% average BCI 5TC	Aug-25
				—	102.0% average BCI 5TC	Apr-27
Navios Fulvia	Capesize	2010	179,263	—	105.5% average BCI 5TC	Oct-26
Navios Ray (5)	Capesize	2012	179,515	—	102.0% average BCI 5TC	Feb-26
Navios Happiness	Capesize	2009	180,022	$17,168	No	Mar-25
				$18,394	No	Apr-25
				$18,056	No	Jun-25
				—	107.0% average BCI 5TC	Jan-26
Navios Bonavis (5)	Capesize	2009	180,022	$14,910	No	Mar-25
				$17,428	No	Jun-25
				—	103.0% average BCI 5TC	Apr-26
Navios Fantastiks	Capesize	2005	180,055	$17,344	No	Jun-26
Navios Phoenix (5)	Capesize	2009	180,060	$16,732	No	Mar-25
				$18,894	No	Jun-25
				—	100.0% average BCI 5TC + $1,880 per day	Aug-26
Navios Sol (5)	Capesize	2009	180,274	$17,111	No	Mar-25
				$18,124	No	Jun-25
				—	108.0% average BCI 5TC	Jun-26
Navios Lumen (23)	Capesize	2009	180,493	$15,999	No	Mar-25
				$17,738	No	Jun-25
				—	106.0% average BCI 5TC	Jul-26
Navios Canary (23)	Capesize	2015	180,528	—	120.0% average BCI 5TC	Feb-26
Navios Pollux (5)	Capesize	2009	180,727	—	102.5% average BCI 5TC	May-25
Navios Gem	Capesize	2014	181,206	—	125.0% average BCI 5TC	Mar-25
				$21,088	No	Jun-25
				—	125.0% average BCI 5TC	Apr-26
Navios Joy	Capesize	2013	181,215	—	Freight Voyages	Aug-25

Navios Felix (23)	Capesize	2016	181,221	$28,125	(20)	No	Jan-27
Navios Corali (23)	Capesize	2015	181,249	—		126.0% average BCI 5TC	Mar-25
				$24,452		No	Jun-25
				—		126.0% average BCI 5TC	Jul-25
				—		128.0% average BCI 5TC	Jan-26
Navios Mars	Capesize	2016	181,259	—		128.0% average BCI 5TC	Jun-25
Navios Koyo	Capesize	2011	181,415	$18,585		No	Mar-25
				$19,359		No	Jun-25
				—		118.0% average BCI 5TC	Jan-26
Navios Azalea (6)	Capesize	2022	182,064	$19,701		No	Nov-27
Navios Armonia (6)	Capesize	2022	182,079	$20,491		No	Sep-27
Navios Altair (6)	Capesize	2023	182,115	$19,355		No	Nov-27
Navios Sakura (6)	Capesize	2023	182,169	$19,306		No	Mar-28
Navios Amethyst (6)	Capesize	2023	182,212	$19,306		No	Feb-28
Navios Astra (14)	Capesize	2022	182,393	$20,738		No	Aug-27

Owned Containerships	Capacity (TEU)	Built	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Spectrum N	2,546	2009	$36,075	No	Mar-25
			$24,375	No	Apr-27
Protostar N (13)	2,741	2007	$11,550	No	May-25
Fleur N	2,782	2012	$18,769	No	May-26
Ete N	2,782	2012	$18,769	No	May-26
Navios Summer (5)	3,450	2006	$29,920	No	May-25
			$20,570	No	May-26
			$33,660	No	Jul-26
Navios Verano (5)	3,450	2006	$18,574	No	Apr-26
Matson Lanai (5)	4,250	2007	$55,088	No	Jun-25
			$34,125	No	Sep-27
Navios Verde (5)	4,250	2007	$21,450	No	May-25
			$34,613	No	Jun-27
Navios Amarillo (5)	4,250	2007	$28,050	No	Jan-26
			$9,350	No	Jan-28
Navios Vermilion (5)	4,250	2007	$28,394	No	Mar-27
Navios Azure	4,250	2007	$20,479	No	Apr-26
Navios Indigo (5)	4,250	2007	$33,688	No	Apr-25
			$24,063	No	Apr-26
			$40,906	No	Aug-26
Navios Domino (5)	4,250	2008	$23,156	No	Aug-25
			$35,100	No	Sep-27
Matson Oahu (5)	4,250	2008	$34,125	No	Jan-28
Navios Tempo	4,250	2009	$43,875	No	Sep-25
Navios Destiny (5)	4,250	2009	$28,394	No	Feb-27
Navios Devotion (5)	4,250	2009	$33,688	No	Mar-25
			$24,063	No	Mar-26
			$40,906	No	Jul-26
Navios Lapis	4,250	2009	$24,688	No	Jun-26
Navios Dorado	4,250	2010	$24,131	No	May-26
Carmel I	4,360	2010	$32,258	No	Apr-25
			$22,908	No	Apr-26
			$39,270	No	Jun-26
Zim Baltimore	4,360	2010	$24,063	No	Jan-26
			$40,906	No	May-26
Navios Bahamas	4,360	2010	$47,400	No	Apr-25
			$22,219	No	Jun-27
Navios Miami	4,563	2009	$28,394	No	Feb-27
Navios Magnolia	4,730	2008	$28,394	No	Feb-26
Navios Jasmine	4,730	2008	$47,400	No	Mar-25
			$22,219	No	May-27
Navios Chrysalis	4,730	2008	$23,156	No	Jun-25

			$34,613		No	Jul-27
Navios Nerine	4,730	2008	$28,394		No	Aug-26
Sparrow	5,300	2023	$38,500		No	Nov-25
			$36,575		No	Nov-26
			$34,650		No	Nov-27
			$30,800		No	Nov-28
			$36,575		No	Jan-29
Zim Eagle	5,300	2024	$38,500		No	Jan-26
			$36,575		No	Jan-27
			$34,650		No	Jan-28
			$30,800		No	Jan-29
			$36,575		No	Mar-29
Zim Condor	5,300	2024	$42,350		No	Apr-25
			$38,500		No	Apr-26
			$36,575		No	Apr-27
			$34,650		No	Apr-28
			$30,800		No	Apr-29
			$36,575		No	Jun-29
Hawk I	5,300	2024	$42,350		No	Jun-25
			$38,500		No	Jun-26
			$36,575		No	Jun-27
			$34,650		No	Jun-28
			$30,800		No	Jun-29
			$36,575		No	Aug-29
Zim Falcon	5,300	2024	$42,350		No	Jul-25
			$38,500		No	Jul-26
			$36,575		No	Jul-27
			$34,650		No	Jul-28
			$30,800		No	Jul-29
			$36,575		No	Sep-29
Zim Pelican	5,300	2024	$42,350		No	Jul-25
			$38,500		No	Jul-26
			$36,575		No	Jul-27
			$34,650		No	Jul-28
			$30,800		No	Jul-29
			$36,575		No	Sep-29
Zim Seagull (23)	5,300	2024	$42,350		No	Aug-25
			$38,500		No	Aug-26
			$36,575		No	Aug-27
			$34,650		No	Aug-28
			$30,800		No	Aug-29
			$36,575		No	Oct-29
Zim Albatross (23)	5,300	2024	$42,350		No	Dec-25
			$38,500		No	Dec-26
			$36,575		No	Dec-27
			$34,650		No	Dec-28
			$30,800		No	Dec-29
			$36,575		No	Feb-30
Navios Utmost(5)	5,300	2024	$37,031		No	Apr-30
Navios Unite (5)	5,300	2024	$37,031		No	May-30
Hyundai Shanghai	6,800	2006	$20,816		No	Aug-29
Hyundai Tokyo	6,800	2006	$20,816		No	Dec-28
Hyundai Hongkong	6,800	2006	$20,816		No	Dec-28
Hyundai Singapore	6,800	2006	$20,816		No	Dec-28
Hyundai Busan	6,800	2006	$20,816		No	Aug-29
HMM Ocean	7,700	2025	$56,494		No	Jan-28
			$51,581		No	Jan-31
			$36,844		No	Jan-33
			$27,019		No	Jan-35
			$24,563	(22)	No	Jan-37

HMM Sky	7,700	2025	$56,494		No	Feb-28
			$51,581		No	Feb-31
			$36,844		No	Feb-33
			$27,019		No	Feb-35
			$24,563	(22)	No	Feb-37
Navios Unison (5)	10,000	2010	$25,939		No	Jun-26
Navios Constellation (5)	10,000	2011	$25,939		No	Jun-26

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)		Profit Sharing Arrangements	Expiration Date(3)
Hector N	MR1 Product Tanker	2008	38,402	$20,475		No	Jan-26
Nave Aquila (5)	MR2 Product Tanker	2012	49,991	$26,813		No	Aug-26
Nave Atria (5)	MR2 Product Tanker	2012	49,992	$15,844		No	Jul-25
Nave Capella	MR2 Product Tanker	2013	49,995	$24,225		No	Jan-28
Nave Alderamin	MR2 Product Tanker	2013	49,998	$24,225		No	Nov-27
Nave Pyxis	MR2 Product Tanker	2014	49,998	$19,475		No	Jan-27
Nave Bellatrix (5)	MR2 Product Tanker	2013	49,999	$19,500		No	Jun-25
Nave Orion (5)	MR2 Product Tanker	2013	49,999	$24,225		No	Dec-27
Nave Titan	MR2 Product Tanker	2013	49,999	$25,555		No	Mar-25
				$18,769		No	Feb-26
Nave Jupiter	MR2 Product Tanker	2014	49,999	$20,963		No	Oct-28
Nave Velocity	MR2 Product Tanker	2015	49,999	$16,331	(11)	No	Dec-25
Nave Sextans	MR2 Product Tanker	2015	49,999	$22,895	(10)	No	May-26
Nave Luminosity	MR2 Product Tanker	2014	50,240	$22,705	(10)	No	Dec-25
Nave Equinox	MR2 Product Tanker	2007	50,922	$18,525	(26)	No	May-25
Nave Pulsar	MR2 Product Tanker	2007	50,922	$20,963	(8)	No	Sep-25
Bougainville	MR2 Product Tanker	2013	50,626	$21,528	(7)	No	Oct-26
Nave Cetus	LR1 Product Tanker	2012	74,581	$21,694		No	Nov-25
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate	(12)	No	Jun-25
Nave Rigel	LR1 Product Tanker	2013	74,673	$26,666		No	May-29
Nave Atropos	LR1 Product Tanker	2013	74,695	$18,525		No	Aug-25
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	$18,038		No	Jul-25
Nave Cielo	LR1 Product Tanker	2007	74,896	$27,788		No	May-25
Nave Andromeda	LR1 Product Tanker	2011	75,000	$19,988		No	Dec-25
Nave Estella	LR1 Product Tanker	2012	75,000	$24,225		No	Nov-26
Nave Cosmos (23)	Aframax / LR2	2024	115,651	$26,033	(21)	No	May-29
Nave Polaris (5)	Aframax / LR2	2024	115,699	$26,033	(21)	No	Aug-29

Nave Photon (23)	Aframax / LR2	2024	115,752	$25,253	(21)	No	Oct-29
Nave Neutrino (5)	Aframax / LR2	2025	115,807	$25,253	(21)	No	Jan-30
Nave Galactic	VLCC	2009	296,945	$43,875		No	Sep-26
Nave Constellation	VLCC	2010	296,988	Floating Rate	(12)	No	Dec-25
Nave Universe	VLCC	2011	297,066	$45,094		No	Apr-26
Nave Quasar	VLCC	2010	297,376	Floating Rate	(12)	No	Dec-25
Nave Buena Suerte	VLCC	2011	297,491	$34,856		No	Jan-26
Nave Synergy	VLCC	2010	309,483	$37,538		No	Apr-26

Bareboat-in Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)		Index(2)	Expiration Date(3)
Navios Star	Kamsarmax	2021	81,994	$13,551		No	Mar-25
				—		112.0% average BPI 82	Jun-25
Navios Amitie	Kamsarmax	2021	82,002	$13,977		No	Mar-25
				—		112% average BPI 82	Jun-25
Navios Libra	Kamsarmax	2019	82,011	—		111.25% average BPI 82	Mar-25
				$14,194		No	Dec-25
				—		111.25% average BPI 82	Jan-26
Nave Electron	VLCC	2021	313,239	$47,289		Yes (16)	Mar-26
Nave Celeste (24)	VLCC	2022	313,418	Floating rate		Yes (4)	Jul-29
Baghdad (24)	VLCC	2020	313,433	$27,456	(17)	No	Sep-30
Erbil (24)	VLCC	2021	313,486	$27,456	(17)	No	Feb-31

Containerships to be Delivered	Expected Delivery	Capacity (TEU)	Charter- Out Rate(1)		Index(2)	Expiration Date(3)
TBN XIX	H1 2026	7,900	$42,463	(25)	No	May-30
TBN XX	H2 2026	7,900	$42,463	(25)	No	Sep-30
TBN XXI	H2 2026	7,900	$42,744		No	Dec-31
TBN XXII	H1 2027	7,900	$42,744		No	Feb-32

Tanker Vessels to be Delivered	Type	Expected Delivery	Capacity (DWT)	Charter-Out Rate(1)		Expiration Date(3)
TBN I (5)	Aframax / LR2	H1 2025	115,000	$27,446	(21)	Apr-30
TBN II	Aframax / LR2	H1 2025	115,000	$27,446	(21)	Jun-30
TBN IX	Aframax / LR2	H1 2026	115,000	$27,431	(9)	Mar-31
TBN X	Aframax / LR2	H1 2026	115,000	$27,431	(9)	May-31
TBN XI	Aframax / LR2	H1 2026	115,000	$27,420	(18)	Feb-31
TBN XII	Aframax / LR2	H2 2026	115,000	$27,420	(18)	Jun-31
TBN XIII	Aframax / LR2	H1 2027	115,000	$27,913	(19)	May-32
TBN XIV	Aframax / LR2	H2 2027	115,000	$27,913	(19)	Sep-32
TBN XV	Aframax / LR2	H2 2027	115,000	$27,420	(18)	May-32
TBN XVI	Aframax / LR2	H2 2027	115,000	$27,420	(18)	Aug-32
TBN XVII	Aframax / LR2	H2 2027	115,000	$27,788	(15)	Dec-32
TBN XVIII	Aframax / LR2	H1 2028	115,000	$27,788	(15)	Mar-33
TBN III (6)	MR2 Product Tanker	H2 2025	52,000	$22,669		Nov-30
TBN IV (6)	MR2 Product Tanker	H1 2026	52,000	$22,669		May-31
TBN V (6)	MR2 Product Tanker	H2 2026	52,000	—		—
TBN VI (6)	MR2 Product Tanker	H2 2026	52,000	—		—
TBN VII (6)	MR2 Product Tanker	H1 2027	52,000	—		—

TBN VIII (6)	MR2 Product Tanker	H1 2027	52,000	—	—

(1) Daily charter-out rate per day, net of commissions and commercial management fee.

(2) Index rates exclude commissions.

(3) Estimated dates assuming the midpoint or Company’s estimate of the redelivery period by charterers.

(4) Bareboat charter based on adjusted TD3C-WS with floor $26,393 and collar at $36,168.

(5) The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the lease term.

(6) The vessel is subject to a bareboat contract with a purchase option at the end of the contract.

(7) Charterer’s option to extend charter for one year at $24,589 net per day.

(8) The premium for when the vessel is trading on ice or follow ice breaker is $1,463 per day.

(9) Charterer’s option to extend the charter for one year at $29,356 net per day plus one year at $30,800 net per day.

(10) Charterer’s option to extend the charter for one year at $27,550 net per day.

(11) Charterer’s option to extend the charter for one year at $17,306 net per day.

(12) Rate based on pool earnings.

(13) Vessel agreed to be sold.

(14) The vessel is subject to a bareboat contract with a purchase obligation at the end of the contract.

(15) Charterer’s option for a firm period of five years at $27,788 net per day or three years at $34,613 net per day, declarable six months prior to the vessels’ delivery.

(16) Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.

(17) Charterer’s option to extend the bareboat charter for five years at $29,366 net per day.

(18) Charterer’s option to extend the charter for one year at $29,248 net per day plus one year at $31,173 net per day.

(19) Charterer’s option for a firm period of five years at $27,913 net per day or three years at $34,169 net per day, declarable six months prior to the vessels’ delivery.

(20) Charterer’s option to extend the charter for a minimum of 11 to a maximum of 15 months at $32,813 net per day.

(21) Charterer has the option to extend for five further one-year options at rates increasing by $1,219 net per day each year.

(22) Charterer’s option to extend charter for two years at $24,563 net per day.

(23) The vessel is subject to a sale and leaseback transaction with a purchase option at the end of the lease term.

(24) The vessel is subject to a bareboat charter-out contract.

(25) Charterer’s option to extend charter for two years at $46,906 net per day.

(26) The premium for when the vessel is trading on ice or follow ice breaker is $1,950 per day.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•
Strength through Diversification. Our diversified platform provides stable entity-level returns for unitholders despite uneven sector performance. We have opted to fix our container fleet on long-term charters with almost 99.3% of our available containership days fixed for 2025 as of March 20, 2025. This reduces market and residual risk for these vessels. We manage the credit risk of the long-term charters independently to ensure we are not simply trading one risk for another. In our dry bulk fleet, we have fixed 45.3% of our available drybulk fleet days for 2025 (excluding index linked days) and have opted to keep 54.7% of our 2025 available days exposed to market rates as of March 20, 2025. Within tankers, we have 84.2% of our 2025 available tanker days fixed (excluding index linked days) as of March 20, 2025.

Capturing cyclical opportunity that allows for optimal capital allocation. For example, we made an approximately $2.6 billion investment in 38 newbuilding containerships and tankers that will be delivered to our fleet through 2028. Of these acquisitions, we used the strength of the container market to acquire 16 newbuilding containerships, hedging our financial investment by entering into long-term, creditworthy charters for these vessels. Additionally, we acquired 16 Aframax/LR2 tankers (all of which were chartered long-term) as well as six MR2 product tankers (two of which were chartered long-term). We also look to opportunistically sell vessels when we can avail of a good return to reallocate capital.

•
Stable cash flows. We have scale through a larger, diversified asset base that has an increased earnings capacity. We have a good credit profile by increasing cash flow to support our growth, fleet renewal and deleveraging initiatives. We opportunistically seek to fix our vessels longer term during market highs and for shorter periods during market lows to avail of any market upturn.

•
Strong relationship with our Manager. We believe our relationship with our Manager provides us with numerous benefits that are key to our long-term growth and success. Our Manager’s commercial expertise, reputation within the shipping industry and their network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, commodity traders, oil companies, liner operators, industrial end-users, shipyards and shipping companies. We benefit from the Manager’s expertise in technical management, which offers efficient operations and maintenance for our vessels at fixed rates. The Manager’s expertise in fleet management is reflected in its history of low number of off-hire days and in its record of no material incidents resulting in pollution or loss of life.
•
High-quality, diversified fleet. Our diversified fleet, which includes Capesize, Kamsarmax, Panamax, Ultra-Handymax and Transhipper drybulk vessels, VLCC and product tankers and Feeder, baby Panamax to Neo Panamax containerships allows us to serve our customers’ transportation needs for dry and liquid commodities and finished goods. Capesize vessels transport mainly iron ore and coal, to industrial users principally in China. Kamsarmax, Panamax and Ultra-Handymax vessels carry coal and grain and other bulk commodities worldwide. Our recently converted Ultra-Handymax vessel performs transshipment services in South America that will enable more economic exports of drybulk cargoes from the Hidrovia region. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or the Atlantic basin to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jet fuel and gasoil, and principally operate on short– to medium– and some long– haul routes. Feeder containerships operate worldwide on short haul trips moving containers from smaller ports to transshipment hubs where the containers are placed on larger containerships for long haul trips from the Far East to Europe or North America. Baby Panamaxes engage in intra ocean trade in the Far East and Indian Subcontinent as well as long haul trades to North America, South America and Africa. Neo Panamax containerships serve long haul routes from the Far East to North America and Europe. We believe that our fleet of vessels servicing the drybulk, transshipment, tanker and container transportation sectors provides us with a more balanced exposure to the commodities and goods we transport and a diversified platform for revenue generation.

Our fleet has an average age of 9.8 years as of March 20, 2025, on a dwt and fully delivered fleet basis, (average age of 11.3 years for drybulk fleet, 10.6 years for containerships fleet and 7.5 years for the tanker fleet), compared to a current industry average age of about 12.6 years for the drybulk fleet, 13.9 years for the containerships fleet and 14.0 years for the tanker fleet (all industry averages as of March 2025). Our large asset base provides us a significant buffer of collateral value.

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
•
Pursue stable cash flows through long-term charters for our fleet. We believe that we are a safe, cost-efficient operator of modern and well-maintained dry bulk, tanker and containership vessels. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will build us long term customer relationships. Where possible, we will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time charters, with a greater emphasis on long-term charters paired with profit sharing, when available. We believe a flexible chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while continuing to benefit from the stable cash flows and high utilization rates associated with longer-term time charters. As of March 20, 2025, the vessels in our fleet have an average remaining charter duration of approximately 2.1 years, which we will continuously seek to improve.
•
Actively manage our fleet to maximize return on capital over market cycles. We plan to actively manage the size and composition of our fleet through our vessel purchase and sale activities in an effort to achieve sizeable returns on invested capital. Using our Manager’s global network of relationships and extensive experience in the maritime transportation industry, coupled with our Manager’s shipping and financial expertise, we plan to opportunistically grow and renew our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital. We also intend to engage in opportunistic sales to avail ourselves of attractive values available through market cycles.

•
Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use the Manager’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.
•
Benefit from our Manager’s risk management practices and corporate managerial support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the markets, as well as an understanding of capital costs and returns. The Manager actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. The Manager closely monitors credit exposure to charterers and other counterparties and have established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Partners benefits from these established policies
•
Sustain a competitive cost structure. Pursuant to our Master Management Agreement with the Manager, the Manager coordinate and oversee the commercial, technical and administrative management of our fleet. We believe that the Manager is able to do so at rates competitive with those that would be available to us through independent vessel management companies.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the year ended December 31, 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 11.3% of our total revenues. For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of our total revenues.

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

Competition

The drybulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 2,854 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 14,204 vessels, aggregating approximately 1.040 billion dwt as of March 1, 2025. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 98 dry bulk vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Starbulk Carriers, Mitsui OSK Lines, Wisdom Marine, China Development Bank, CMB, China Merchants, Pacific Basin Shipping and Kawasaki Kisen Kaisha Ltd. There are about 40 owners known to have fleets of between 38 and 95 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Such operators include Cargill International S.A., Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 925 liner operators and independent owners. The world’s active containership fleet consists of approximately 6,838 vessels, aggregating approximately 31.225 million TEU as of March 1, 2025. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control fleets of 105 vessels or more: Mediterranean Shipping Co. (MSC), CMA CGM, AP Moller, China COSCO Shipping, Atlas Corp (former Seaspan), Evergreen, Wan Hai Lines, Hapag Lloyd, SITC and PIL. There are about 40 owners known to control fleets of between 27 and 89 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. MSC and AP Moller are such liner operators; whereas Danaos, Costamare, Peter Dohle, Atlas/Seaspan and others including Navios Partners are tonnage providers.

The tanker shipping market is extensive, diversified, competitive and fragmented, divided among approximately 3,919 oil companies, operators and independent owners. The world’s active tanker fleet over 10,000 DWT consists of approximately 7,690 vessels, aggregating approximately 697 million DWT as of March 1, 2025. As a general principle, the smaller the cargo carrying capacity of a tanker, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger oil companies, tanker owners and operators, whose vessels are mainly in the larger sizes, only twelve companies are known to control fleets of 90 vessels or more: China COSCO Shipping, China Merchants, Mitsui OSK Lines, Pertamina, Fredriksen Group, Dynacom, BW Group, Scorpio Group, Sinokor Merchant, TORM A/S, Eastern Pacific Shipping and Junzheng Energy. There are about 38 owners known to control fleets of between 33 and 85 vessels. However, vessel ownership is not the only determining factor of fleet control. Oil and trading companies, who control the movement of crude oil and petroleum products on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of tankers charter their vessels out for extended periods but do not control the movement of any crude or products. Oil companies or trading companies may, at any given time, control a fleet many times the size of their owned tonnage. Saudi Aramco, Exxon, Shell and Chevron are such oil companies; whereas Vitol, Trafigura and Glencore are traders trading crude oil and product cargoes worldwide. These companies leverage their own cargo base and controlled fleets to optimize their fleet trading strategies.

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

Management of Ship Operations, Administration and Safety

Pursuant to the Master Management Agreement with the Manager and the Administrative Services Agreement with the Manager, we have access to human resources, financial and other administrative functions, including:

•
bookkeeping, audit and accounting services;
•
administrative and clerical services;
•
banking and financial services; and
•
client and investor relations.

Technical management services are also provided, including:

•
commercial management of the vessel;
•
vessel maintenance and crewing;
•
purchasing and insurance; and

•
shipyard supervision.

For more information on the Master Management Agreement and the Administrative Services Agreement, please read “Item 7. Major Unitholders and Related Party Transactions” and Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Crewing

The Manager crews our vessels primarily with Filipino, Ukrainian, Polish, Russian, Georgian and Indian officers and Filipino, Ethiopian and Indian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The Manager is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, unrecoverable General Average contributions, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and Indemnity insurance does not automatically cover liabilities that arise from illegal activity by an officer or a crew member, although coverage may be provided at the discretion of the carrier. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed terms and conditions.

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

As a member of the P&I Associations, comprising the International Group of P&I Clubs, Navios Partners will be subject to calls payable to the associations based on the individual fleet record, the associations’ overall claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Should a member leave or terminate the fleet entry with any of the associations, at the Club’s Manager discretion, they may be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes and delay,” except in cases of loss of hire due to war or a piracy event or due to presence or suspected presence of contraband on board. Specifically, Navios Partners does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the ship owner for reasons set forth in the policy.

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

Even if our insurance coverage is adequate to cover our losses, if we suffer a loss of a vessel, we may not be able to obtain a timely replacement for any lost vessel. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, due to the escalating security threats in the designated war risk area encompassing the Indian Ocean, Gulf of Aden, and Red Sea, insurance underwriters are increasingly reluctant to provide coverage or are significantly limiting their risk exposure. What is more, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

In January 2013, MARPOL introduced mandatory measures related to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must meet minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). In 2025, all new ships will be 30% more energy efficient than those built in 2014. The effective day for EEDI’s phase 3 requirements was January 1, 2025 for several ship types, including gas carriers, general cargo ships and LNG carriers.

MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage of use as fuel of heavy fuel oil ("HFO") by ships in Arctic waters. This provision came into effect on July 1 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session and entered into force shortly thereafter, along with the requirements for Energy Efficiency Existing Ship Index ("EEXI") and Carbon intensity indication ("CII") certification.

MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments entered force on May 1, 2024.

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

At present, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only subject to the 2017 amendments described below); the North Sea area including the English Channel (limiting SOx emissions only subject to the 2017 amendments described below); the North American ECA (limiting SOx, nitrogen oxides (“NOx”), and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx, and particulates). The Mediterranean Sea ECA will enter into force on May 1, 2025 (limiting SOx emissions only subject to the 2017 amendments described below). MEPC 82 took steps to designate the Canadian Arctic and the Norwegian Sea as ECAs. These ECAs will be implemented in 2026 and 2027, respectively The IMO designated the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, some jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California’s California Air Resources Board (“CARB”) has adopted the California Ocean-Going Vessel Fuel Regulation, which contains more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, thus prohibiting the use of exhaust gas cleaning systems. CARB additionally continues to phase in the required use of shore power and limit air emissions when vessels call California ports. Such regulations can result in increased operational costs

China has also established local emissions control areas: the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. While the Chinese areas are currently consistent with international standards in terms of requiring a 0.5% sulfur content, certain Chinese local emissions control areas such as inland waterways, coastal emission control areas and Hainan waters have a 0.1% sulfur limit in force. Similarly, South Korea has established Port Air Quality Control Zones, which cap the sulfur content of fuel at 0.1%. South Korea’s Ministry of Oceans and Fisheries designated South Korea’s port areas in in Busan, Ulsan, Yeosu, Gwangyang, Incheon and Pyeongtaek-Dangjin as ECA areas and as of January 1, 2022, the 0.1 % sulfur limit extends to all vessels from the moment of entering until the moment of exiting the Korean ECA.

In addition, certain jurisdictions in which we trade may have not adopted all of the MARPOL annexes, and some may have established various national, regional, or local laws and regulations that apply to these areas.

•
Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of June 2024, the International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM Convention) has been ratified by 97 countries, representing approximately 93.73% of the world's merchant shipping tonnage.

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

The MEPC has recently provided updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications. At the MEPC 80 Session in July 2023, the MEPC adopted amendments to appendix II of the Annex to the BWM Convention (Form of Ballast Water Record Book) which entered into force on February 1, 2025. MEPC 81 provided interim guidance on the application of the BWM Convention to ships operating in challenging water quality conditions. Similarly, MEPC 82 issued a circular providing guidance for the temporary storage of treated sewage and/or grey water in ballast water tanks.

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

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of March 12, 2025, the Bunker Convention had 107 contracting States, representing 95.04% of the gross tonnage of the world’s merchant fleet.

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

•
Vessel Security - the ISPS Code

In 2002, following the September 11, 2001 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security (ISPS) Code, which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

Among the various requirements are:

•
On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
•
On-board installation of ship security alert systems;
•
Development of Ship Security Plans;
•
Appointment of a Ship Security Officer and a Company Security Officer; and
•
Compliance with flag State’s security certification requirements.

Applicable U.S. Law

Since 2023, he U.S. Federal Trade Commission (“FTC”) was considering revisions to its Guides for the Use of Environmental Marketing Claims (“Green Guides”). As of March 24, 2025, the FTC has not released the revised Guides for the Use of Green Guides. It remains unclear when or if new guidance will be released. Until such time, the 2012 Green Guides remain the operative guidance.

The Office of the United States Trade Representative made a determination on January 20, 2025, that China’s targeting of the maritime, logistics, and shipbuilding sectors is actionable under Section 301 of the Trade Act of 1974 because China’s dominance is unreasonable and it burdens or restricts U.S. commerce. Based on that determination, the Office of the United States Trade Representative has proposed new port fees on vessels operated by Chinese companies, or on vessels built in China but operated by non-Chinese companies, or on vessels operated by companies that own Chinese vessels to counter China’s dominance in the maritime industry. Fees of up to $1.5 million have been proposed per U.S. port call by Chinese-built vessels. A public hearing was held on March 24, 2025. Some of the vessels we operate were built in China, and so we may be subject to these fees for each port call of our vessels in the United States.

•
The Act to Prevent Pollution from Ships

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

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. EPA under the CWA. In 2013, the Environmental Protection Agency ("EPA") adopted an enforcement response policy for ballast water discharges and U.S. Coast Guard extensions. The memorandum articulates how EPA will consider the grant of an extension by the Coast Guard when a vessel has not complied with the numeric ballast water discharge limits In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on EPA’s Vessel General Permit, a number of states have implemented a variety of stricter ballast water requirements. The past several years have seen a marked increase in enforcement actions by EPA for alleged violations of the Vessel General Permit.

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

The Vessel Incidental Discharge Act ("VIDA") establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA required the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2020 and the U.S. Coast Guard to issue a final rule implementing the EPA’s standards by December 4, 2022. However, EPA missed the statutory deadline of December 4, 2020. As of March 13, 2024, the EPA states they are targeting September 2024 for publication of the final rule on standards , which is consistent with what EPA was reporting in 2023. This was further agreed in a consent decree resulting from a February 2023 lawsuit brought by environmental groups against the EPA. As such, the overall implementation of VIDA will be delayed compared to its original timeline, including the U.S. Coast Guard’s implementation of EPA’s final rule on standards, which is scheduled for two years after EPA finalizes its standards. Implementation of VIDA is intended to create more uniformity in state and federal regulation of incidental vessel discharges. EPA signed the final rule establishing national standards for incidental discharges on September 20, 2024. On October 9, 2024, these Vessel Incidental Discharge National Standards of Performance were published. Several U.S. states have added specific requirements to the Vessel General Permit inclusion submission of a Notice of Intent, or retention of a PARI form and submission of annual reports. Until the USCG's regulations are final, effective, and enforceable, vessels will continue to be subject to the existing discharge requirements established in EPA's 2013 Vessel General Permit and the USCG's ballast water regulations.

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

The 2013 VGP requirements remain in effect until such time that the U.S. Coast Guard develops regulations to implement EPA’s VIDA standards. If this current schedule holds, VIDA will be implemented in late 2026.

•
Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from tank vessels. This regime is set forth in the “OPA”.

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

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard's most recent adjustments took effect on March 23, 2023. OPA limits of liability of the responsible party for non-tank vessels are $1,300 per gross ton or $1,076,000, whichever is greater. For double hull tank vessels, other than edible oil tank vessels and oil spill response vessels, the limits of liability depends upon the size of the vessel. The liability amounts are listed as follows: for a tank vessel greater than 3,000 gross tons, other than a single-hull tank vessel, the greater of $2,500 per gross ton or $21,521,000; and for a tank vessel less than or equal to 3,000 gross tons, other than a single-hull tank vessel, the greater of $2,500 per gross ton or $5,380,300. Under OPA, these liability limits do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

In December 2023, the U.S. House of Representatives introduced the Renewable Fuel for Ocean-Going Vessels Act which would amend the CAA to include fuel for oceangoing vessels as an additional type of renewable fuel for which credits may be generated under the existing renewable fuel program. This legislation is currently still pending in the House of Representatives. The same legislation was then introduced in the U.S. Senate in March 2025.

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
•
New York and Vermont have enacted Climate Superfund Acts which impose liability on large emitters of greenhouse gas emissions to address carbon pollution and do so retroactively. The New York law seeks damages to the state for pollution that occurred between 2000 to 2018. Liability is not joint and several. New York’s law is being challenged in federal court by 22 state attorney generals. Vermont’s law seeks damages over a thirty-year period, or from 1995 to 2024. The law also is not joint and several. Legislatures in California, Maryland, Massachusetts, and Oregon are currently considering similar legislation.
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

•
Liability for Pollution and Interaction between MARPOL and EU Law

The EU has implemented certain EU-specific pollution laws, including a 2005 directive on ship-source pollution. This directive imposes criminal sanctions for pollution caused by intent or recklessness (which would be an offense under MARPOL), as well as by “serious negligence”. The directive could therefore result in criminal liability being incurred in a European port state in circumstances where it may not be incurred in other jurisdictions. Directive (EU) 2024/3101 extends the 2005 directive’s definition of “polluting substances” to cover also Annex III (harmful substances carried by sea in packaged form), Annex IV (sewage from ships) and Annex V (garbage from ships) to MARPOL 73/78 and Exhaust Gas Cleaning System residue. This directive entered force on January 5, 2025 and much be implemented by Member States by July 6, 2027.

The EU also promulgated another Directive, (EU) 2024/1203. This directive ensures common definitions of environmental criminal offences and the availability of effective, proportionate and dissuasive criminal penalties for serious environmental offences. According to this directive, Member States shall ensure that violations of standards constitute a criminal offence. This directive also mandates that Member States shall ensure that criminal offences relating to this conduct constitute qualified criminal offences. Directive (EU) 2024/1203 entered into force on 20 May 2024 and has to be implemented in national regulations on 21 May 2026 at the latest.

•
Regulation of Emissions and Emissions Trading System

The EU has an Emissions Trading System (“ETS”) that has been approved for the maritime transport sector. Formal adoption occurred in June 2023 and the ETS has been in effect since January 1, 2024.

On 14 July 2021, the European Commission adopted a series of legislative proposals depicting how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in greenhouse gas emissions by 2030. The package proposes to revise several pieces of EU climate legislation, including the EU ETS FuelEU Maritime, Effort Sharing Regulation, transport and land use legislation, setting out in real terms the ways in which the Commission intends to reach EU climate targets under the European Green Deal. The EU ET includes the monitoring and reporting of CO2 emissions and will include methane and nitrous oxide in 2026. The ETS requires the purchase and surrender of EU ETS emissions allowances equal to % carbon emitted, thereby putting a price on emissions (2025 – 40% of 2024 emissions; 2026 – 70% of 2025 emissions; 2027 – 100%). Allowances can be purchased through the European Energy Exchange (EEX) as the primary market. The surrendering is to be done by transferring EU allowances from the Maritime Operator Holding Account (MOHA) of a shipping company to its Administering Authority. The deadline to submit (surrender) allowances will be 30 September of the following year. In general, 100% of emissions on voyages within EU/EEA and while at berth are subject to ETS; and 50% of emissions on voyages in and out of EU/EEA are subject to ETS. In order to reduce the risk of evasion by container ships and the risk of relocation of container transshipment activities outside the EU/EEA, the EU ETS also contain a mitigation measure; stops at "neighboring container transshipment ports" (defined as certain ports located within 300 nautical miles of EU) are also subject to ETS. Vessels entering the EU must report under both EU Monitoring, Reporting and Verification ("EU MRV") and IMO Data Collection System.

The EU ETS covers 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and 100% of emissions that occur between two EU ports and when ships are within EU ports. Exemptions to the EU ETS apply for certain voyages to outermost regions or some small islands, or to the benefit of ships using renewable fuels. Exemptions are subject to verification by the competent authority of the member state of the port of call or any duly authorized entity, after consulting relevant entities where appropriate. Compliance to EU ETS means that the shipping company responsible has surrendered a sufficient amount of allowances before September 30 following the reporting year.

The penalty for non-compliance with the EU ETS is penalties / fines. Shipping company that has failed to surrender allowances for two or more consecutive periods is also at risk of receiving an expulsion order. This order means ships can be refused entry into EU / EEA ports, and that they can be detained by the Member State the ship is flagged.

•
EU MRV

The EU MRV regulation entered into force on July 1, 2015, and requires ship owners and operators to annually monitor, report, and verify carbon dioxide emissions for vessels larger than 5,000 gross tonnage calling at any EU, Norway and Iceland port. Data collection takes place on a per voyage basis and started on January 1, 2018. The reported carbon dioxide emissions, together with additional data, are to be verified by independent certified bodies and sent to a central database managed by the European Maritime Safety Agency. Since the year, 2019, it is mandatory for the companies to submit an approved by an independent verifier emissions report to the European Commission and to the responsible authorities of the flag states. The aggregated ship emission and efficiency data is published by the European Commission. From 2025 on, per the EU’s Trading System EU MRV will apply to offshore ships above 400 GT and general cargo ships between 400 and 5000 GT.

•
FuelEU Maritime

Closely linked to MRV Maritime and the EU ETS, the “FuelEU Maritime Regulation” (Regulation (EU) 2023/1805 of the European Parliament and of the Council of 13 September 2023) is a regulation under which shipping companies have to monitor, calculate and report the average annual GHG intensity of the energy used on board each of their ships. This Regulation requires from January 2025 the reporting of life cycle emissions rather than direct emissions (“Well-to-Wake”, WtW emissions), while the MRV Maritime and EU ETS require the reporting of direct emissions, or “Tank-to-Wake” (TtW) emissions. FuelEU Maritime has its own compliance system. With certain exceptions, the FuelEU Maritime Regulation will apply to ships above 5,000 gross tons calling at EU / EEA ports from 1 January 2025, irrespective of flag. This regulation contains two main requirements; (i) an obligation to use onshore power supply or other zero-emission technology in ports; and (ii) the introduction of increasingly stringent limitations on the carbon intensity of fuels/energy used on board vessels. There are specific targets for reduction of the yearly average GHG intensity of the energy used on board by ships, set in 5-year steps, ranging from 2% in 2025 to 80% in 2050.

The obligation to use onshore power supply or other zero-emission technology in ports will apply from 1 January 2030. The limitations on the carbon intensity of fuels/energy used on board vessels will, applies since 1 January 2025. Rather than dictating the type of fuels to be used by the shipping industry, the FuelEU Maritime Regulation requires that the yearly average intensity of the energy used on board ships does not exceed a specific GHG intensity limit. The GHG intensity limit is calculated from a reference value of 91,16 grams of CO2 equivalent per MJ. This reference value will be reduced by a given percentage in certain years; starting with a 2% reduction in 2025 and ending with an 80% reduction in 2050. The targets cover not only CO2 but also methane and nitrous oxide emissions over the full lifecycle of the fuels used onboard.

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

Beginning January 1 2025, companies have been required to record data for each of their ships’ arrivals and departures at EU ports related to FuelEU Maritime. Additionally, by January 31 of each verification period, a ship-specific ‘FuelEU report’ must be provided to the verifier. The regulation can apply differently depending on the type of voyage undertaken. Additionally, exemptions are available. The requests for these exemptions must be notified by Member States to the European Commission and will be published by the Commission in the Official Journal of the European Union. They are subject to a time limit, with an expiration date no later than December 31, 2029.

•
Ship Recycling and Waste Shipment Regulations

The EU continues to advance regulation on ship recycling and waste shipment. On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. These regulations were recently amended.

Regulation (EU) 2024/1157 of 11 April 2024 on shipments of waste, amended Regulation (EU) 1257/2013 (of 20 November 2013 on ship recycling and amending Regulation (EC) 1013/2006 and Directive 2009/16/EC) and Regulation (EU) 2020/1056 (of 15 July 2020 on electronic freight transport information), and repealed Regulation (EC) 1013/2006 (of 14 June 2006 on shipments of waste)).

Regulation (EU) 2024/1157 shall apply from 21 May 2026, with some exceptions. Regulation (EU) 2024/1157 is intended to supplement the general waste management legislation of the EU, such as Directive 2008/98/EC of the European Parliament and of the Council of 19 November 2008. Regulation (EU) 2024/1157 implements at the EU level the Basel Convention of 22 March 1989 on the control of transboundary movements of hazardous wastes and their disposal.

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention was ratified by 16 states, representing 40% of the world fleet, in June 2023 and will enter into force on June 26, 2025. The Hong Kong Convention requires ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”).

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eleven facilities in Turkey, and one facility in the United States amidst 31 European locations, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels, particularly given the above-referenced requirements which are in the process of coming into force. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

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

MARPOL Annex VI amendments entered into force on November 1, 2022, and requirements for EEXI and CII certification went into effect on January 1, 2023. The first annual reporting was completed in 2023, with the first rating given in 2024. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest, and, if necessary, develop and adopt further amendments. The IMO reviewed EEXI requirements at MEPC 82 in September 2024 and found that there were no gaps. In reviewing CII and SEEMP, the IMO noted that it will continue to examine various issues that were brought up by committee members throughout 2025 and into 2026.

The MEPC 79 session also took further steps to address GHG emissions. In particular, the session adopted amendments to designate the Mediterranean Sea, as a whole, as an Emission Control Area for Sulphur Oxides and Particulate Matter, under MARPOL Annex VI. In such an Emission Control Area, the limit for sulfur in fuel oil used on board ships is 0.10% mass by mass (m/m), while outside these areas the limit is 0.50% m/m. The amendment entered into force on May 1, 2024, with the new limit taking effect on May 1, 2025. The session also adopted amendments to MARPOL Annex VI to include information on the flashpoint of fuel in the Bunker Delivery Note.

MEPC 80 adopted the 2023 IMO Strategy on Reduction of Greenhouse Gas Emissions at its July 2023 meeting. The revised IMO will seek to achieve net-zero greenhouse gas emissions from international shipping by 2050 and alternative zero and near-zero greenhouse gas emissions by 2030. As yet, regulations in this regard have not been implemented, but MEPC and IMO continue to emphasize that targets remain unchanged. The strategy also calls for the development of measures to deliver on the reduction targets. The comprehensive impact assessment of the basket of candidate GHG reduction mid-term measures was completed, but due to concerns raised it was agreed to carry out additional work before MEPC 83, assessing the potential impact GHG regulations may have on food security. The short-term measures are to be completed by January 1, 2026.

MEPC 81 reviewed measures like the Data Collection System for fuel oil consumption of ships, EEXI and CII along with a discussion of mid-term measures and lifetime assessments of marine fuels. Amendments to Appendix IX of MARPOL Annex VI were adopted concerning definitions of fuel oil and gas fuel and when sampling requirements do not apply, replacement of a steam engine and NOX compliance. Both the Ballast Water Management Convention and Hong Kong Convention on ship recycling were implemented and the 2024 Guidelines on SEEMP, 2022 fuel consumption data and 2019-2022 carbon intensity data were also adopted.

MEPC 81 also approved two proposals for designation of ECAs. One is for the Canadian Arctic Waters, for Nitrogen Oxides, Sulphur Oxides and Particulate Matter and in the Norwegian Sea for Nitrogen Oxide and Sulphur Oxides. The draft amendments to MARPOL Annex VI to establish the ECAs will be forwarded to MEPC 82 for adoption. The earliest entry-into force date of the amendments would be March 1, 2026.

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

Some attention has been paid to GHGs in Europe as detailed above. On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015, and took effect on July 1, 2015. Monitoring, reporting and verification requirements began on January 1, 2018. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports, and compliance documents pursuant to Regulation 2015/757.

In the United States, there are varying approaches on whether to add additional regulations on GHG emissions. In the spring of 2022, the U.S. Coast Guard was also expected to adopt GHG regulations that mirror MARPOL Annex VI, but those regulations still remain pending. The Coast Guard has reported that its regulations will be designed to “fill gaps in the existing framework”. The Coast Guard and U.S. Environmental Protection Agency (“EPA”) have entered a memorandum of understanding (“MOU”) by which they have agreed on enforcement responsibilities relating to inspections of marine fueling facilities, shipboard compliance inspections and investigations and enforcement actions. In September 2022, the U.S. Department of Energy, Transportation, Housing and Urban Development and EPA signed a historic memorandum of understanding to enable the four agencies to accelerate efforts to decarbonize the transportation sector. In January 2023, the agencies released the U.S. National Blueprint for Transportation Decarbonization, an interagency framework of strategies to remove all emissions from the sector by 2050.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. In February 2025, EPA moved to reverse this 2009 declaration.

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

In March 2024, the SEC released a final rule (the "SEC Climate Rule") requiring certain reporting criteria for U.S. public companies, including the disclosure of climate-related risk information in registration statements and periodic reports.. On March 27, 2025, in a filing in the Eighth Circuit litigation, the SEC stated that it would no longer defend the rules and asked the court to set them aside and dismiss the pending cases.

The new disclosure rules would require public companies to disclose certain GHG risks provided that they are material as defined by the SEC and relevant court precedents. The addition of a “materiality” requirement for disclosure was a significant departure from the proposed rule. The SEC Climate Rule defines materiality as existing when “there is a substantial likelihood that a reasonable investor would consider it important when determining whether to buy or sell securities or how to vote or such a reasonable investor would view omission of the disclosure as having significantly altered the total mix of information made available. The materiality determination is fact specific and one that requires both quantitative and qualitative considerations”. Publicly traded companies subject to the SEC Climate Rule must also provide information about their direct greenhouse gas (GHG) emissions (Scope 1) and indirect emissions from purchased electricity or other forms of energy (Scope 2)”. Companies are required to disclose whether such climate-related risks are reasonably likely to occur in the short-term (within the next 12 months) or long-term. If a company has undertaken activities to mitigate or adapt to climate-related risks, it is required to provide a quantitative and qualitative description of any material expenditures incurred and any material impacts on financial estimates and assumptions that directly resulted from such mitigation or adaptation activities. Companies will be required to disclose any climate-related targets or goals that have materially affected, or are reasonably likely to materially affect, their business, results or operations or financial condition. The final rule includes phased-in compliance dates based on filer status, with the earliest filing requirements beginning in 2026.

In the United States, states have passed and are considering similar climate disclosure legislation. In 2023, California passed the Climate Corporate Accountability Act which requires large companies doing business in California and making $1 billion (gross revenue) to report and verify their Scope 1, Scope 2, and Scope 3 greenhouse gas emissions. California also passed the Climate-Related Financial Risk Act which requires companies doing business in California and obtaining over $500 million (gross revenue) to disclosure information relating to the company’s climate-related financial risk and their plans to mitigate any such climate-related risks biannually. Companies must also post their climate-related risks on their website. Both bills’ first reporting deadlines are on January 1, 2026. In December 2024, CARB issued an enforcement notice delaying enforcement of the first cycle of emissions reporting (Scope 1 and Scope 2) under the emissions disclosure law for one year. It also opened a public comment period to solicit information on how the laws should be implemented on December 16, 2024. The comment period will close on March 21, 2025. CARB is still expected to issue regulations for the laws by July 1, 2025.

In 2023, California also passed AB 1305, or the Voluntary Carbon Market Disclosures Business Regulation Act, effective on January 1, 2024. The legislation applies to entities operating in California that market or sell voluntary carbon offsets, or make claims regarding the achievement of net zero emissions, carbon neutral status or significant carbon emissions reductions. Each activity will require companies to disclose on their website specific information related to its methodology.

New York, Colorado, New Jersey and Illinois have similar legislation related to climate disclosure for both private and publicly traded companies that is still pending in their respective state legislatures. We are continuing to monitor these bills.

The EU Corporate Sustainability Reporting Directive’s (“CSRD”) requirements will require most large maritime shipping companies to report on GHG emissions. Under the CSRD, companies within its scope must disclose their business model, sustainability objectives, progress, management's involvement in sustainability, policies, due diligence processes, adverse impacts, mitigation measures, sustainability risks, and relevant indicators. Additionally, the CSRD mandates disclosure of transition plans for climate change mitigation, ensuring alignment with a sustainable economy and the Paris Agreement's goal of limiting warming to 1.5°C. Companies without plans must specify intentions to develop one, with the absence potentially deterring investor interest due to perceived financial risks. On January 20, 2021, an executive order was issued for the U.S. to enter the Paris Agreement, with the country officially rejoining on February 19, 2021. Then, in January 2025, an executive order was signed to initiate the process of the United States' withdrawal from the Paris Agreement.

Most large EU companies will need to comply for financial years beginning on or after January 1, 2025. CSRD will apply to all large EU companies with more than 250 employees, a turnover of more than 40 million Euros, or total assets of 20 million Euros. Non-EU entities with annual EU- generated revenues in excess of 150 million Euros which also have a large or listed EU subsidiary or a significant EU branch (generating at least 40 million Euros) will have to comply.

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

In February 2025, the European Commission published an Omnibus Simplification Package which proposes significant amendments to streamline and reduce the administrative burden associated with CSRD and CS3D compliance. Under the CSRD, while the double materiality obligation would be retained, the scope is significantly amended, and will now cover approximately 10,000 firms, from the original 50,000. Sector-specific standards would also be removed, and firms would no longer be required to obtain data from firms not covered by the CSRD. Changes to CS3D are also wide ranging, as firms would no longer be obliged to report on their entire chain of activities, but only their direct business partners, and monitoring would only have to be done every 5 years, down from yearly. Each proposal will be separately negotiated in the European Parliament and Council. Negotiations in the European Parliament are expected to take months. On March 27, 2025, EU member states in the European Council approved the European Commission’s directive delaying implementation of the law, while the proposal to amend portions of CSRD and CS3D make their way through the legislative process. The European Parliament is set to vote on proposal to delay implementation on April 1, 2025.

Economic Sanctions and Compliance

We constantly monitor developments in the U.S., the EU and other jurisdictions that maintain economic sanctions against Iran, Russia, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes.

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

The current secondary sanctions in place with respect to Iran, are relatively expansive and include but are not limited to: (i) sanctions on the Iranian metals industry, (ii) sanctions on Iran’s shipping and shipbuilding sectors, (iii) sanctions on the Iranian energy industry, which includes the petroleum and petrochemicals industries, (iv) sanctions on the Iranian construction, mining, manufacturing, and textiles industry, and (v) sanctions with SDNs sanctioned under certain programs. These secondary sanctions prohibit significant/material transactions involving the sale, supply, or transfer of goods or services used in connection with any of the aforementioned industries and sectors of Iran’s economy.

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

In particular, the EU has widened existing trade sanctions in relation to Russia including by (i) restricting exports of dual-use and military , and various other advanced technologies, (ii) various restrictions on financial services (including a ban on certain banks from using the SWIFT system), (iii) prohibitions against any transactions with certain state-owned entities, and (iv) various trade and transport restrictions for both export and import of goods, including in relation to inter alia oil and petroleum products, coal, steel/iron, fertilisers, luxury goods, metals, LNG and various other goods; (v) imposing restrictions to capture various services, including business management services, accounting, architectural and engineering, and legal advice services; (vi) introducing port bans on certain categories of vessels; and (vii) imposing notification requirements for sale of tanker vessels.

The E.U. has also implemented price cap policies with respect to with respect to Russian-origin crude oil and petroleum products.

Lastly, the EU, has also introduced broad trade restrictions in respect of newly annexed regions of Ukraine (Donetsk, Kherson, Luhansk and Zaporizhzhia).

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

The U.S. has also imposed in E.O. 14066 a prohibition against the importation of Russian-origin petroleum products into the United States. This prohibition encompasses shipments of Russian-origin commodities such as crude oil, petroleum fuels, petroleum, oils and products of their distillation, coal and coal products, and liquefied natural gas. E.O. 14066 also prohibits U.S. persons from financing, approving, facilitating, or guaranteeing a transaction of a foreign person where the transaction by that person would be prohibited under the E.O. if that person were a U.S. person. E.O. 14066 also prohibits new investment by U.S. persons in the Russian energy sector. The United States has also issued Executive Order 14071, a complete prohibition on “new investment” in Russia by a U.S. person.

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

UK Sanctions

Since its departure from the EU, the UK’s departure from the EU it has enacted its own sanctions regime, which although in parts mirrors the approach of the EU, is a distinct sanctions regime. Again from February 2022 further restrictions were imposed targeting Russia and those connected to the invasion of Ukraine. Care should be taken to identify where the regimes differ, as whilst frequently similar, there are often key distinctions.

UK restrictions similarly include designation of individuals as subject to an asset freeze and travel ban as well as restrictions in relation to the import, export, supply, delivery and making available of certain goods. There is also a ban on Russian flagged or owned ships from entering UK ports and lastly, the U.K. has also recently implemented price cap policies with respect to Russian-origin crude oil and petroleum products.

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

U.S. Sanctions

The U.S. sanctions against Venezuela mainly consist of primary sanctions aimed at U.S. persons and activities within the United States and does not contain broad secondary sanctions aimed at non-U.S. persons such as Navios, unless the transaction involves an SDN subject to secondary sanctions. However, there are a number of components of the U.S. sanctions against Venezuela that impact the international shipping community as will be discussed below.

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

General License 41, that previously permitted the lifting of Venezuelan oil from the PdVSA-Chevron joint venture, was revoked on March 4, 2025.

Other E.U., UK, and U.S. Economic Sanctions Targets

The EU and UK also maintain sanctions against North Korea, Belarus and certain other countries and against individuals listed by the EU/UK. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

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

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2024 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2024 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2024. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe that we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2024.

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

We believe that, for our fiscal year ended December 31, 2024, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event that we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

C. Organizational Structure

Please read exhibit 8.1 to this annual report for a list of our significant subsidiaries as of December 31, 2024.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Partners for the reported periods, there are no affiliates accounted for under the equity method.

D. Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Partners’ financial condition and results of operations for each of the fiscal years ended December 31, 2024, 2023 and 2022. Navios Partners’ consolidated financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

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

As of March 20, 2025, there were outstanding 29,487,443 common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owns an approximately 17.1% common interest of the total outstanding common units including 4,672,314 common units held through four entities affiliated with her. Angeliki Frangou beneficially owns 622,296 general partnerships units, representing an approximately 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

Please see “Item 4. Information on the Partnership”.

Fleet Developments

Please read Note 6 – Vessels, net to our consolidated financial statements, included elsewhere in this annual report for a full description of the Company’s fleet developments.

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

Recent Developments

In January and February 2025, Navios Partners took delivery of the Nave Neutrino, a 2025-built Aframax/LR2 of 115,807 dwt, the HMM Ocean and the HMM Sky, two 2025-built 7,700 TEU Containerships.

In February 2025 and March 2025, Navios Partners agreed to sell a 2006-built Panamax of 76,596 dwt, a 2005-built Panamax of 76,801 dwt and a 2007-built 2,741 TEU Containership, to unrelated third parties. The aggregate gross sale proceeds of the above vessels amounted to $34.7 million. The sale of the 2005-built Panamax of 76,801 dwt was completed on March 17, 2025 and the sales of the remaining two vessels are expected to be completed during the second quarter of 2025.

In March 2025, Navios Partners entered into an export credit agency-backed facility for a total amount up to $151.5 million (including insurance premium) in order to finance part of the acquisition cost of two newbuilding 7,900 TEU containerships, currently under construction. The facility matures 12 years after the delivery date of each vessel and bears interest at Compounded SOFR plus 124 bps per annum.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their liquid, dry and containerized cargos. In general, the vessels in our fleet are chartered-out under time charters with duration of up to 12 years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the year ended December 31, 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 11.3% of our total revenues. For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of our total revenues.

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
•
the amount of time that vessels spend off-hire or in dry dock undergoing repairs and upgrades;
•
the age, condition and specifications of the vessels;
•
the aggregate level of supply and demand in the liquid, dry and containerized cargo shipping industry;
•
economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, increasing interest rates, and the possibility of recession or financial market instability or imposition of tariffs or other fees affecting trade or vessel movements;
•
armed conflicts, such as the Israel and Hamas conflict, Russian and Ukrainian conflicts and the attacks in the Red Sea and in the Gulf of Aden; and
•
the outbreak of global epidemics or pandemics.

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
•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production or end-use facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Vessel Operations

Our Manager is generally responsible for the commercial, technical, health and safety and other management services related to the vessels’ operation, while charterers are usually responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

For more information on our agreements with the Manager, please read “Item 7. Major Unitholders and Related Party Transactions” and the Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Administrative Services

Under the Administrative Services Agreement we entered into with the Manager, we reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of the services under this agreement after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

For more information, please read “Item 7. Major Unitholders and Related Party Transactions - Administrative Services Agreement” and the Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

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
•
the ability of the Manager’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;
•
the effective and efficient technical management of our vessels;
•
the Manager’s ability to satisfy technical, health, safety and compliance standards of major commodity traders; and
•
the strength of and growth in the number of our customer relationships, especially with major commodity traders.

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

A. Operating results

Year ended December 31, 2024 compared to the year ended December 31, 2023

The following table presents consolidated revenue and expense information for the years ended December 31, 2024 and 2023. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(In thousands of U.S. dollars)
Time charter and voyage revenues	$1,334,066	$1,306,889
Time charter and voyage expenses	(146,429)	(160,231)
Direct vessel expenses	(77,169)	(69,449)
Vessel operating expenses (entirely through related parties transactions)	(349,160)	(331,653)
General and administrative expenses	(85,165)	(80,559)
Depreciation and amortization of intangible assets	(228,472)	(217,823)
Amortization of unfavorable lease terms	12,718	19,922
Gain on sale of vessels, net	25,760	50,248
Interest expense and finance cost, net	(124,529)	(133,642)
Interest income	13,803	10,699
Other income	582	53,682
Other expense	(8,697)	(14,438)
Net income	$367,308	$433,645

The following table reflects certain key indicators of Navios Partners’ fleet performance for the years ended December 31, 2024 and 2023.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Available Days(1)	54,261	54,766
Operating Days(2)	53,656	54,294
Fleet Utilization(3)	98.9%	99.1%
Time Charter Equivalent rate (per day)(4)	$22,924	$22,337
Vessels operating at period end	152	151

(1) Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys and ballast days. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

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

(4) Time Charter Equivalent rate (“TCE rate”) per day is defined as voyage, time charter revenues and charter-out revenues under bareboat contracts (grossed up by the applicable fixed vessel operating expenses for the respective periods) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a customary shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the year ended December 31, 2024 increased by $27.2 million, or 2.1%, to $1,334.1 million, as compared to $1,306.9 million for the same period in 2023. The increase in revenue was mainly attributable to the increase in TCE rate, partially mitigated by the decrease in the available days of our fleet. For the years ended December 31, 2024 and December 31, 2023, time charter and voyage revenues were positively affected by $1.9 million and negatively affected by $40.7 million, respectively, relating to the straight-line effect of the containership and tanker charters with de-escalating rates. For the year ended December 31, 2024, the TCE rate increased by 2.6% to $22,924 per day, as compared to $22,337 per day for the same period in 2023. The available days of the fleet slightly decreased by 0.9% to 54,261 days for the year ended December 31, 2024, as compared to 54,766 days for the same period in 2023 mainly due to the sale of vessels, partially mitigated by the deliveries of newbuilding vessels.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2024 decreased by $13.8 million, or 8.6%, to $146.4 million, as compared to $160.2 million for the year ended December 31, 2023. The decrease was mainly attributable to: (i) a $21.1 million decrease in bareboat and charter-in hire expenses of the dry bulk fleet; (ii) an $11.3 million decrease in bunker expenses arising from the decreased days of freight voyages in 2024; (iii) a $0.6 million decrease in port expenses; and (iv) a $0.2 million decrease in brokers' commissions. The above decrease was partially mitigated by a $19.4 million increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses for the year ended December 31, 2024, increased by $7.8 million, or 11.2%, to $77.2 million, as compared to $69.4 million for the year ended December 31, 2023. The increase was mainly attributable to the amortization of the deferred drydock and special survey costs due to the increase in the number of vessels that underwent drydocking or special survey.

Vessel operating expenses: Vessel operating expenses for the year ended December 31, 2024, increased by $17.5 million, or 5.3%, to $349.2 million, as compared to $331.7 million for the year ended December 31, 2023. The increase was mainly due to the change in the composition of our fleet with deliveries and sales of vessels and the adjustment of the fixed daily fee in accordance with the Management Agreements.

General and administrative expenses: General and administrative expenses increased by $4.6 million, or 5.7%, to $85.2 million for the year ended December 31, 2024, as compared to $80.6 million for the year ended December 31, 2023. The increase was mainly due to a: (i) $3.9 million increase in administrative expenses in accordance with the administrative services agreement in effect until January 1, 2025; and (ii) $0.7 million increase in legal and professional fees, as well as audit fees and other administrative expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $228.5 million for the year ended December 31, 2024, as compared to $217.8 million for the year ended December 31, 2023. The increase of $10.7 million was mainly attributable to a: (i) $16.3 million increase due to the delivery of 24 vessels in 2023 and 2024; and (ii) $3.7 million increase in depreciation expense due to vessel improvements. The above increase was partially mitigated by a: (i) $8.2 million decrease in depreciation due to the sale of 25 vessels in 2023 and 2024; and (ii) $1.1 million decrease in amortization of favorable lease terms. Depreciation of vessels is calculated using an estimated useful life of 25 years for drybulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $12.7 million and $19.9 million for the years ended December 31, 2024 and December 31, 2023, respectively, related mainly to the amortization of the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers.

Gain on sale of vessels, net: Gain on sale of vessels, net amounted to $25.8 million for the year ended December 31, 2024, relating to a $42.9 million gain on sale of our vessels, partially mitigated by a $17.1 million impairment loss on four of our vessels. Gain on sale of vessels, net amounted to $50.2 million for the year ended December 31, 2023, relating to a $53.0 million gain on sale of our vessels, partially mitigated by a $2.8 million impairment loss on one of our operating lease assets.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2024 decreased by $9.1 million, or 6.8%, to $124.5 million, as compared to $133.6 million for the year ended December 31, 2023. The decrease was mainly due to the decrease in the discount effect of long-term assets and other finance costs, the increase in interest expense capitalized related to deposits for vessel acquisitions, the decrease in interest expense incurred on finance lease liabilities, partially mitigated by the increase in amortization of finance charges. The weighted average interest rate for the year ended December 31, 2024 decreased to 6.9% from 7.2% for the year ended December 31, 2023, while Navios Partner’s average loan balance increased to $1,989.7 million for the year ended December 31, 2024, as compared to the $1,922.4 million for the year ended December 31, 2023.

Interest income: Interest income amounted to $13.8 million for the year ended December 31, 2024, as compared to $10.7 million for the year ended December 31, 2023, mainly due to the increase of interest in time deposits.

Other income: Other income for the year ended December 31, 2024 amounted to $0.6 million, as compared to $53.7 million for the year ended December 31, 2023, mainly due to the hire received in 2023 as compensation for the early termination of the charter parties for two containerships.

Other expense: Other expense for the year ended December 31, 2024 amounted to $8.7 million as compared to $14.4 million for the year ended December 31, 2023, mainly due to the decrease in expenses related to claims and foreign exchange differences, partially mitigated by an increase in other miscellaneous expenses.

Net income: Net income for the year ended December 31, 2024 amounted to $367.3 million compared to net income of $433.6 million for the year ended December 31, 2023. The decrease in net income of $66.3 million was due to the factors discussed above.

For a detailed discussion of operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2023 Annual Report filed on Form 20-F with the SEC on April 3, 2024, which information is incorporated herein by reference.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

B. Liquidity and Capital Resources

We anticipate that our primary sources of funds for our short-term liquidity needs will consist of cash flows from operations, our equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings. In addition to distributions on our units and common unit repurchase program, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. As of December 31, 2024, Navios Partners’ current assets totaled $443.0 million, while current liabilities totaled $409.7 million, resulting in a positive working capital position of $33.3 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue as of March 20, 2025, of $3.7 billion and cash proceeds from the sale of vessels (see Note 21 – Subsequent events to our consolidated financial statements, included elsewhere in this annual report) to make the required principal and interest payments on its indebtedness, to make payments for capital expenditures, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our consolidated financial statements.

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

As of December 31, 2024, the total borrowings, net of deferred finance costs were $2,128.9 million.

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels and the payables under the Management Agreements.

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

As of December 31, 2024, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

Please read Note 10 – Borrowings to our consolidated financial statements, included elsewhere in this annual report for a full description of the financing arrangements of the Company as of December 31, 2024.

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

Cash flows for the year ended December 31, 2024 compared to the year ended December 31, 2023:

The following table presents cash flow information for the years ended December 31, 2024 and 2023. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Partners for the respective periods.

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$483,478	$560,317
Net cash used in investing activities	(782,126)	(253,015)
Net cash provided by/ (used in) financing activities	349,262	(233,225)
Increase in cash, cash equivalents and restricted cash	$50,614	$74,077

Net cash provided by operating activities for the year ended December 31, 2024 as compared to the net cash provided by operating activities for the year ended December 31, 2023:

Net cash provided by operating activities decreased by $76.8 million to $483.5 million for the year ended December 31, 2024 as compared to $560.3 million for the same period in 2023.

The net cash outflow resulting from the change in operating assets and liabilities of $135.3 million for the year ended December 31, 2024 resulted from a: (i) $119.1 million in payments for dry dock and special survey costs; (ii) $32.0 million decrease in amounts due to related parties; and (iii) $7.7 million decrease in accounts payable. This amount was partially mitigated by: (i) a $9.0 million decrease in prepaid expenses and other current assets; (ii) an $8.8 million decrease in accounts receivable; (iii) a $3.6 million decrease in amounts due from related parties; (iv) a $1.2 million increase in accrued expenses; and (v) an $0.9 million increase in deferred revenue.

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

Net cash used in investing activities for the year ended December 31, 2024 as compared to the net cash used in investing activities for the year ended December 31, 2023:

Net cash used in investing activities for the year ended December 31, 2024 amounted to $782.1 million, as compared to $253.0 million for the year ended December 31, 2023.

Net cash used in investing activities of $782.1 million for the year ended December 31, 2024 was mainly due to: (i) $747.0 million related to vessel acquisitions and additions; and (ii) $260.1 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This was partially mitigated by: (i) $190.3 million of proceeds related to the sale of ten vessels; and (ii) $34.7 million decrease in time deposits with original maturities greater than three months.

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

Net cash provided by financing activities for the year ended December 31, 2024 as compared to the net cash used in financing activities for the year ended December 31, 2023:

Net cash provided by financing activities increased by $582.5 million to $349.3 million inflow for the year ended December 31, 2024, as compared to $233.2 million outflow for the same period in 2023.

Net cash provided by financing activities of $349.3 million for the year ended December 31, 2024 was mainly due to $966.1 million proceeds from the new credit facilities and financial liabilities. This amount was partially mitigated by: (i) $575.0 million repayments of loans and financial liabilities; (ii) $25.0 million related to the acquisition of treasury units; (iii) $10.7 million payments of deferred finance costs related to the new credit facilities and financial liabilities; and (iv) $6.1 million payments for cash distributions.

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

For a detailed discussion of cash flows for the year ended December 31, 2023 compared to the year ended December 31, 2022 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2023 annual report filed on Form 20-F with the SEC on April 3, 2024, which information is incorporated herein by reference.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$483,478	$560,317	$506,340
Net increase in operating assets	97,685	59,729	139,537
Net decrease in operating liabilities	37,606	75,079	255
Net interest cost	110,726	122,943	82,235
Amortization and write-off of deferred finance cost	(7,841)	(7,188)	(5,349)
Amortization of operating lease assets/liabilities	2,973	(8,918)	(3,912)
Non-cash amortization of deferred revenue and straight-line	7,006	(54,396)	(51,048)
Stock-based compensation	—	(4)	(154)
Gain on sale of vessels, net	25,760	50,248	149,352
EBITDA(1)	$757,393	$797,810	$817,256
Gain on sale of vessels, net	(25,760)	(50,248)	(149,352)
Adjusted EBITDA(1)	$731,633	$747,562	$667,904
Cash interest income	13,561	9,883	856
Cash interest paid	(139,261)	(144,388)	(80,626)
Maintenance and replacement capital expenditures	(266,266)	(224,080)	(244,589)
Operating Surplus(2)	$339,667	$388,977	$343,545

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$483,478	$560,317	$506,340
Net cash used in investing activities	$(782,126)	$(253,015)	$(316,241)
Net cash provided by/ (used in) financing activities	$349,262	$(233,225)	$(184,447)

(1)
EBITDA and Adjusted EBITDA

EBITDA represents net income attributable to Navios Partners’ unitholders before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase in operating assets; (ii) net decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and discount; (v) amortization of operating lease assets/ liabilities; (vi) non-cash amortization of deferred revenue and straight-line effect of the containership and tanker charters with de-escalating rates; (vii) stock-based compensation expense; and (viii) gain on sale of vessels, net. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

EBITDA for the year ended December 31, 2024 was affected by the accounting effect of a $25.8 million net gain related to the gain on sale of our vessels (including an impairment loss of $17.1 million). Excluding this item, Adjusted EBITDA decreased by $16.0 million to $731.6 million for the year ended December 31, 2024, as compared to $747.6 million for the same period in 2023. The decrease in Adjusted EBITDA was primarily due to a: (i) $53.1 million decrease in other income, mainly due to the hire received in 2023 as compensation for the early termination of the charter parties for two containerships; (ii) $17.5 million increase in vessel operating expenses mainly due to the change in the composition of our fleet with deliveries and sales of vessels and the adjustment of the fixed daily fee in accordance with our Management Agreements; (iii) $4.6 million increase in general and administrative expenses in accordance with our administrative services agreement in effect until January 1, 2025. The above decrease was partially mitigated by a: (i) $27.2 million increase in time charter and voyage revenues; (ii) $13.8 million decrease in time charter and voyage expenses, mainly due to the decrease in bareboat and charter-in hire expenses of the dry bulk fleet and the decrease in bunker expenses arising from the decreased days of freight voyages in 2024; (iii) $12.5 million decrease in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); and (iv) $5.7 million decrease in other expenses.

EBITDA for the year ended December 31, 2023 was affected by the accounting effect of a $50.2 million net gain related to the sale of 15 of our vessels (including an impairment loss of $2.8 million in connection with one of our operating lease assets). Excluding this item, Adjusted EBITDA increased by $79.7 million to $747.6 million for the year ended December 31, 2023, as compared to $667.9 million for the same period in 2022. The increase in Adjusted EBITDA was primarily due to a: (i) $96.4 million increase in time charter and voyage revenues; (ii) $52.6 million increase in other income, mainly due to the hire received in 2023 as compensation for the early termination of the charter parties for two containerships; and (iii) $1.8 million decrease in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items). The above increase was partially mitigated by a: (i) $37.6 million increase in time charter and voyage expenses, mainly due to the increase in a) bareboat and charter-in hire expense of the tanker and drybulk fleet and b) bunker expenses arising from the increased days of freight voyages in 2023; (ii) $19.7 million increase in vessel operating expenses in accordance with our Management Agreements, mainly due to the expansion of our fleet; (iii) $13.4 million increase in general and administrative expenses, mainly due to the expansion of our fleet in accordance with our administrative services agreement in effect until January 1, 2025; and (iv) $0.4 million increase in other expenses.

(2)
Operating Surplus

Navios Partners generated an Operating Surplus for the year ended December 31, 2024 of $339.7 million, as compared to $389.0 million for the year ended December 31, 2023. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (see “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

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

Borrowings

Navios Partners’ long-term third party borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of December 31, 2024 and December 31, 2023, total borrowings, net of deferred finance costs amounted to $2,128.9 million and $1,861.5 million, respectively. The current portion of long-term borrowings, net of deferred finance costs amounted to $266.2 million at December 31, 2024 and $285.0 million at December 31, 2023.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flows from operations, equity offerings, proceeds from asset sales long-term bank borrowings and other debt raisings.

Capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to $1,007.1 million, $465.0 million and $610.6 million, respectively.

For the year ended December 31, 2024, expansion capital expenditures of $1,007.1 million related to: (i) $747.0 million relating to vessel acquisitions, additions and capitalized expenses to our fleet; and (ii) $260.1 million representing deposits for the acquisition/option to acquire six newbuilding containerships that are expected to be delivered through the first half of 2027 and 19 newbuilding tankers expected to be delivered through the first half of 2028 .

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

For the year ended December 31, 2022, expansion capital expenditures of $610.6 million related to: (i) $176.8 million representing deposits for the acquisition/option to acquire three Capesize bareboat charter-in vessels expected to be delivered by the first half of 2023, one Panamax bareboat charter-in vessel delivered in February 2023, 12 newbuilding Containerships expected to be delivered by the second half of 2023 and in 2024; six newbuilding Aframax/LR2 tanker vessels expected to be delivered in 2024 and the first half of 2025; and (ii) $433.8 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the Management Agreements and the Master Management Agreement. For more information, please read “Item 7. Major Unitholders and Related Party Transactions - Management Agreements” and Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2024 and 2023 was $266.3 million and $224.1 million, respectively, for replacing our vessels at the end of their useful lives.

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

As of each of December 31, 2024, 2023 and 2022 the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners’ long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, a recoverability test of certain of long-lived assets was performed.

As at June 30, 2024, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners’ dry bulk vessels, mainly due to Company’s intention to sell these vessels. As a result, a recoverability test of these long-lived assets was performed.

Undiscounted projected net operating cash flow analysis is performed by considering various assumptions and covers the remaining economic life of each vessel. These assumptions include revenue from existing time charters for fixed fleet days based on rates under Navios Partners’ remaining charter agreements and an estimated daily time charter equivalent rate for unfixed days. The latter is determined by using the one-year average historical time charter rates for the first year and the ten-year average historical one-year time charter rates for the remaining period. Revenue is included in the analysis net of brokerage and address commissions and commercial management fee, and excludes days associated with scheduled dry-dockings or special surveys. The analysis also incorporates estimates of scrap values and considers the probability of sale of each vessel. Planned expenditures for dry-dockings or special surveys are based on Navios Partners’ budget. Vessel operating expenses are based on industry data, assuming a 3.0% increase every second year starting in 2025. The utilization rate is based on the fleet's historical performance.

During the year ended December 31, 2024, the undiscounted projected net operating cash flows for four vessels of the Company did not exceed the carrying value of each asset group and an impairment loss was recognized and calculated as the difference between the fair value of the vessel and the carrying value of the asset group. As a result, an impairment loss of $17.1 million was recognized and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations for the year ended December 31, 2024 (see Note 6 — Vessels, net to our consolidated financial statements, included elsewhere in this annual report).

As of December 31, 2023, the Company’s recoverability test concluded that no impairment loss was identified and recognized, as the undiscounted projected net operating cash flows of each asset group exceeded the carrying value.

During the year ended December 31, 2022, an impairment loss of $7.9 million, which was presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations, was recognized in connection with the committed sales of four vessels in January and in February 2023, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 6 — Vessels, net to our consolidated financial statements, included elsewhere in this annual report)

The Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate for similar vessels) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2024):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	Five-Year Average	Three-Year Average	One-Year Average
	(% above/(below) the 10-year average)
Ultra-Handymax	23.1%	26.4%	17.0%
Panamax	25.9%	26.8%	16.8%
Kamsarmax	24.4%	23.9%	13.8%
Capesize	19.2%	20.4%	40.6%

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none, none and one of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

Revenue and Expense Recognition:

Revenue from time chartering and bareboat chartering

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

Revenue from voyage charters

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. In accordance with ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Revenue from pooling arrangements

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	60	Chairwoman of the Board, Chief Executive Officer and Director
Ted C. Petrone	70	Vice Chairman of the Board
Shunji Sasada	67	President and Director
Efstratios Desypris	52	Chief Operating Officer
Erifyli Tsironi	51	Chief Financial Officer
Joergen Rosleff	53	Chief Commercial Officer
Vincent Vandewalle	52	Chief Trading Officer
Georgios Akhniotis	60	Executive Vice President-Business Development and Director
Anna Kalathaki	55	Executive Vice President - Risk Management
Vasiliki Papaefthymiou	56	Secretary
Serafeim Kriempardis	77	Director (Class III)
Vasilios Mouyis	62	Director (Class II)
Kunihide Akizawa	65	Director (Class I)
Alexander Kalafatides	61	Director (Class I)

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 85 Akti Miaouli, Piraeus 18538, Greece. Each of Ms. Frangou, Mr. Akhniotis and Mr. Sasada were appointed as directors by our general partner, pursuant to our partnership agreement.

Angeliki Frangou has been our Chairwoman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairwoman and Chief Executive Officer of Navios Holdings, since August 2005. Ms. Frangou has been the Chairwoman and a Member of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is also a Member of the Board of the Foundation for Economic and Industrial Research (IOBE). Ms. Frangou is also a Member of the Board of the Union of Greek Shipowners. Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a Bachelor’s Degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master’s Degree in Mechanical Engineering from Columbia University.

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

Shunji Sasada became our President in November 2022 and was appointed to our Board of Directors in August 2007. Mr. Sasada has also served as a director of Navios Holdings and President of Navios Corporation since January 2015. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. ("MOSK"). In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra-Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President - Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer until December 2014. Mr. Sasada has been a member of the North American Committee of Nippon Kaiji Kyokai (Class NK) since inception and currently acting as Chairman. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is a member of Board of Trustees of Keio Academy of New York.

Efstratios Desypris has been the Chief Operating Officer of Navios Partners since November 2021. He has also served as Chief Financial Officer of Navios Partners from 2010 through November 2021. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006 and the Chief Operating Officer of Navios Shipmanagement Holdings Corporation since March 2025. He also serves as director since August 2024 and SVP-Strategic Planning of Navios South American Logistics Inc. Before joining Navios Holdings, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. Mr. Desypris is also a member of the governance committee of Maritime Emissions Reduction Center established by the Lloyds Register. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Erifyli Tsironi has been our Chief Financial Officer since November 4th, 2021. Ms. Tsironi is also Senior Vice President – Credit Management of Navios Holdings since October 2014. Ms. Tsironi served as Chief Financial Officer of Navios Maritime Containers L.P. since 2019 until completion of the merger with Navios Maritime Partners L.P. in 2021, and as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation in 2018. Ms. Tsironi has 29 years experience in shipping. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE focusing on ship finance. Ms. Tsironi joined DVB Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager/shipping department in ANZ Investment Bank/ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes (ex Cass) Business School of City University in London.

Joergen Rosleff was appointed our Chief Commercial Officer in November 2022. Previously Mr. Rosleff served as Chief Commercial Officer – Container Division since 2013. Mr. Rosleff has served as a Director and Head of Maersk Broker Exclusive Tonnage Team / Commercial Management Department before joining Navios as well as in various other senior positions in Maersk Broker for about 11 years. Mr. Rosleff has more than 30 years of experience in the shipping industry as he has served in various commercial positions - tankers, bulkers and containers. Mr. Rosleff has a degree in Business Administration, International Management and Economics, from Copenhagen Business School.

Vincent Vandewalle was appointed as our Chief Trading Officer in November 2022. Since 2010, Mr. Vandewalle also serves as Managing Director in Kleimar NV and has served in the Navios Group as Chief Commercial Officer in Dry bulk since 2012. Mr. Vandewalle has 24 years of experience in the shipping industry with focus in the dry bulk sector. He has served in several commercial positions in Kleimar N.V. in the past 23 years. Mr. Vandewalle has a degree followed by a Master in Applied Economics from University of Leuven and he also holds a Master in Taxation from the University of Leuven.

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

Anna Kalathaki was appointed our Executive Vice President – Risk Management in November 2022. Ms. Kalathaki has been Chief Legal Risk Officer of Navios Holdings since November 2012, and previously Senior Vice President — Legal Risk Management of Navios Holdings from December 2005 until October 2012. Ms. Kalathaki has also been Navios South American Logistics Inc. Secretary since inception and Executive Vice President – Group Risk Management and Director since October 2022. Ms. Kalathaki is also a Director on the Member’s Committee of the UK Club’s Board of Directors since November 2023. Before joining Navios Holdings, Ms. Kalathaki was Associate Director of A Bilbrough & Co Ltd, Managers of the London Steam – Ship Owners’ Mutual Insurance Association Limited having previously worked for a U.S. maritime law firm in New Orleans, and in a similar capacity thereafter in a London based maritime law firm. She was admitted to practice law in the state of Louisiana in 1995. She qualified as a solicitor in England and Wales in 1999 and was admitted to practice law before the Bar in Piraeus, Greece in 2003. She holds a B.A degree in International Relations from Georgetown University, Washington D.C. (1991), an MBA degree from European University in Brussels (1992) and a law degree (J.D) from Tulane Law School (1995).

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

Vasilios Mouyis was appointed to our Board of Directors in March 2023. Mr. Mouyis has over 35 years of experience in chartering and ship brokerage. He is the co-founder of the Athens-based ship brokering firm, Doric Shipbrokers S.A., where he currently serves as the joint managing director—a position he has held since the firm’s inception in 1994. Previously, Mr. Mouyis served as a chartering broker at Clarkson’s Plc South African office, formerly known as Afromar Pty Ltd. Mr. Mouyis participates as a panelist for the Handysize index of the Baltic Exchange, London, representing Doric Shipbrokers S.A. Mr. Mouyis holds a bachelor’s degree in Economics from the American College of Greece and a post-graduate diploma in Port and Shipping Administration from The University of Wales, Institute of Science and Technology. Mr. Mouyis also serves on our Audit, Compensation and Conflicts Committee and is an independent director.

Kunihide Akizawa has 43 years of experience in shipping and logistics. Mr. Akizawa started his shipping career in 1982 in Japan with Mitsui O.S.K. Lines, Ltd. He worked in the accounting department, the export department focusing on the Red Sea and Mediterranean areas, the bulk department, and a chartering manager of Skaarup Shipping International Corporation, which was a joint-venture company with Mitsui O.S.K. Lines, Ltd. In 1995, Mr. Akizawa joined ITOCHU Corporation in the logistics division. In 2011, he became President of MarineNet, a subsidiary of ITOCHU Corporation as well as five other major Japanese trading houses. In 2016, he was appointed as President of IMECS Co., Ltd, the ship-owning arm of ITOCHU and full subsidiary. From 2021 to December 2022, Mr. Akizawa served as Vice President Business Development of Fleet Management Limited. As of April 1, 2023, Mr. Akizawa joined Synergy Marine Japan, as Group Representative in Japan. Mr. Akizawa is a graduate of Gakushuin University, Tokyo with a B.A. degree in Economics.

Alexander Kalafatides has been a member of our board of directors since 2019. Mr. Kalafatides has over 41 years of experience in general management and marketing. He holds the position of Special Projects Director at IUC International LLC, a designer and importer of consumer products. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc., a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University, his B.S.E. in computer engineering & science at the University of Pennsylvania and a Certificate of Director Education from Drexel University’s Gupta Governance Institute. Mr. Kalafatides serves as chairman of the Conflicts Committee and as a member of the Audit Committee, is an independent director.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2024, 2023 and 2022 no amounts were paid to the General Partner.

Officers’ Compensation

We were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of the Manager, their compensation is set and paid by the Manager, and we reimburse the Manager for time they spend on the Company’s matters pursuant to the Administrative Services Agreement. Under the terms of the Administrative Services Agreement, we reimburse the Manager for the actual costs and expenses they incur in providing administrative support services to us. The amount of our reimbursements to the Manager for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that the Manager pays to such officers. For the years ended December 31, 2024, 2023 and 2022, the expenses charged by the Manager for administrative services under the administrative services agreement in effect until January 1, 2025, were $63.8 million, $59.9 million and $50.2 million, respectively.

Compensation of Directors

Our officers and directors who are also employees of the Manager do not receive additional compensation for their service as directors, other than Ms. Frangou who receives, a fee of $0.15 million per year for acting as a director and as Chairwoman of the Board. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Each non-management director receives a director fee of $0.08 million per year. The Chairman of our Audit Committee and our Compensation Committee receives an additional fee of $0.03 million per year and the Chairman of our Conflicts Committee receives an additional fee of $0.01 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

For the year ended December 31, 2024, the aggregate annual fees paid to our non-management directors were $0.36 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairwoman of the Board.

In December 2024, the Compensation Committee of Navios Partners authorized and approved a cash payment of $5.9 million to our officers and directors for which all service conditions had been met as of December 31, 2024. Also, the Compensation Committee of Navios Partners authorized and approved an additional $5.9 million cash payment to the directors and officers of the Company subject to fulfillment of certain service conditions in 2025.

In February 2019, December 2019 and December 2018, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. Following the completion of the merger with Navios Acquisition, Navios Partners assumed the 8,116, after exchange on a 1 to 0.1275 basis, restricted common units granted in December 2018 to directors and officers of Navios Acquisition, which were based solely on service conditions and vest over four years. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. During the years ended December 31, 2024 and December 31, 2023, there were no restricted common units exercised, forfeited or expired, respectively. During the year ended December 31, 2022, the

Company forfeited 12,699 unvested restricted common units and cancelled 259 general partnership units. Navios Partners vested 0, 1,001 and 29,216 restricted common units during the years ended December 31, 2024, 2023 and 2022, respectively.

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as our Class I elected directors and will serve until our annual meeting of unitholders in 2027; one director was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2025; and one director was designated as the Class III elected director and will serve until our annual meeting of unitholders in 2026. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders, as such holders and voting are determined pursuant to our partnership agreement. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units and complies with the requirements in our partnership agreement.

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

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Master Management Agreement and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, our Chief Operating Officer, Mr. Efstratios Desypris, and our Chief Financial Officer, Mrs. Erifyli Tsironi, our Secretary, Vasiliki Papaefthymiou, and our Executive Vice President-Business Development, Georgios Akhniotis, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings and its affiliates. As such these individuals have fiduciary duties to Navios Holdings and its affiliates which may cause them to pursue business strategies that disproportionately benefit Navios Holdings or which otherwise are not in our best interests or those of our unitholders. The amount of time each of them allocate between our business and the business of Navios Holdings varies from time to time depending on various circumstances and the respective needs of the business. We intend, however, to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

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

D. Employees

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Master Management Agreement and the Administrative Services Agreement.

The Manager crews our vessels primarily with Filipino, Ukrainian, Polish, Russian, Georgian and Indian officers and Filipino, Ethiopian and Indian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. Major Unitholders and Related Party Transactions” and Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 20, 2025, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 19, 2025 (60 days after March 20, 2025) through the exercise of any unit option or other right. The percentage disclosed below is based on all outstanding common units (29,487,443), not including general partnership units (622,296). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

Percentage of
	Common	Common
	Units	Units
	Owned	Owned
Angeliki Frangou(1)	5,039,090	17.1%
Ted C. Petrone	*	*
Shunji Sasada	*	*
Efstratios Desypris	*	*
Joergen Rosleff	*	*
Georgios Akhniotis	*	*
Anna Kalathaki	*	*
Serafeim Kriempardis	*	*
Kunihide Akizawa	*	*
Alexander Kalafatides	*	*
Erifyli Tsironi	—	—
Vincent Vandewalle	—	—
Vasiliki Papaefthymiou	—	—
Vasilios Mouyis	—	—
All directors and officers as a group (14 persons)(2)	5,145,214	17.4%

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

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 20, 2025, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 19, 2025 (60 days after March 20, 2025) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding units of 29,487,443 common units. There are also 622,296 general partnership units outstanding which are not included in the ownership table below. The general partnership units are held by Olympos Maritime Ltd., which represents a 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units. For more information on our general partner, please read “Item 7. Major Unitholders and Related Party Transaction - B. Related Party Transactions”.

	Common Units
	Beneficially
	Owned
	Number	Percentage
Name of Beneficial Owner
Angeliki Frangou(1)	5,039,090	17.1%
Pilgrim Global Advisors LLC(2)	4,908,105	16.6%
Ned L. Sherwood(3)	2,157,445	7.3%
George O. Sertl, Jr.(4)	1,510,013	5.1%

(1) The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on March 6, 2024.

(2) The number of common units beneficially owned is based on the information disclosed on the Schedule 13G filed with the SEC on February 13, 2024.

(3) The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on November 20, 2024

(4)The number of common units beneficially owned is based on the information disclosed on the Schedule 13G filed with the SEC on February 14, 2025.

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

As of March 20, 2025, we had at least 23 common unit holders of record, 7 of which were located in the United States and held an aggregate of 24,905,325 of our common units, representing approximately 84.5% of our outstanding common units. However, one of the U.S. common unit holders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 24,745,841 of our common units as of that date. Accordingly, we believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Please read Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report for a full description of related party transactions.

The Omnibus Agreement

At the closing of the IPO, we entered into the Omnibus Agreement with Navios Holdings governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Omnibus Agreement, Navios Holdings generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without consent as required under such agreement. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its affiliates to acquire or own these drybulk carriers.

Management agreements

Since the closing of the IPO in 2007, we entered into the Management Agreements, as amended from time to time, with the Manager, pursuant to which the Manager had agreed to provide certain commercial and technical management services to us at fixed rates for these services until December 31, 2024. Costs associated with special surveys, drydocking expense and certain extraordinary items under these amendments were reimbursed at cost at occurrence. For more information please read Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

In August 2024, Navios Partners renewed its Management Agreements with the Manager commencing January 1, 2025, for a term of ten years, renewing annually. The Master Management Agreement provides for technical and commercial management and related specialized services based on fee structure, including: (i) a technical management fee of $950 per day per owned vessel; (ii) a commercial management fee of 1.25% on revenues; (iii) an S&P fee of 1% on purchase or sales price; and (iv) fees for other specialized services (e.g. supervision of newbuilding vessels). Fixed fees will be adjusted annually for United States Consumer Price Index. The Master Management Agreement also allows for fixed incentive awards if equity returns exceed certain thresholds, as identified in such agreement, upon the unanimous consent of the Board of Directors of Navios Partners. The Master Management Agreement also provides for payment of a termination fee, which is equal to the net present value of the technical and commercial management fees charged for the most recent calendar year, as set forth in the latest audited annual financial statements for the number of years remaining for the Master Management Agreement, using a 6% discount rate.

The Conflicts Committee of the Board of Directors, consisting of independent directors, negotiated and approved the Agreement with the advice of Watson Farley & Williams LLP as legal advisor and KPMG Advisors Single Member S.A. (a member firm of the KPMG global organization of independent member firms) as financial advisor.

The services under the Master Management Agreement are provided in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly, but may subcontract for certain of these services with other entities.

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

Operating expenses and drydocking expenses are reimbursed at cost for all vessels.

Administrative services agreement

Since the closing of the IPO in 2007, we entered into an administrative services agreement, as amended from time to time, with the Manager, pursuant to which the Manager had agreed to provide certain administrative management services to us. For additional information, please read Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

In August 2024, Navios Partners entered into the Administrative Services Agreement with the Manager commencing January 1, 2025, for a term of ten years, renewing annually. The Conflicts Committee of the Board of Directors, consisting of independent directors, negotiated and approved the Agreement with the advice of Watson Farley & Williams LLP as legal advisor and KPMG Advisors Single Member S.A. (a member firm of the KPMG global organization of independent member firms) as financial advisor.

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
•
client and investor relations.

The Administrative Services Agreement provides for reimbursement of allocable general and administrative costs within 30 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required and also provides for payment of a termination fee, which is equal to the costs charged for the most recent calendar year, each as set forth in the latest audited annual financial statements.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See “Item 18. Financial Statements”.

Legal Proceedings

We are not involved in any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us that we believe would have a material adverse effect on our business, financial position, results of operations and liquidity.

From time to time, we may be subject to legal proceedings and claims arising out of our operations in the normal course of business. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that some of these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on November 14, 2007, as such disclosures may be revised pursuant to amendments to our Agreement of Limited Partnership: “The Partnership Agreement,” “Description of the Common Units - The Units”, “Conflicts of Interest and Fiduciary Duties”, “How we make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions”.

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

Except as otherwise indicated, please read “Item 5. Operating and Financial Review and Prospects - Trends and Factors Affecting Our Future Results of Operations - B. Liquidity and Capital Resources ” for a summary of certain contract terms.

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
•
Facility Agreement dated March 28, 2022, by and among Esmeralda Shipping Corporation, Proteus Shiptrade SA and Triangle Shipping Corporation as borrowers and ABN AMRO Bank N.V. as lender, agent and security trustee.
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
•
Bareboat Charter and Memorandum of Agreement dated February 22, 2024, by and between Itochu Corporation as Shipbroker, Aramis Navigation Inc. as seller bareboat charterers and Seven Shipping S.A. of Panama as owners, providing for the sale and leaseback of MV Navios Azimuth.
•
Term Loan Facility dated 04 December 2024, by and among HAPPINESS SHIPPING CORPORATION. VEGA SHIPPING CORPORATION, GALILEO SHIPPING CORPORATION, RED ROSE SHIPPING CORP. as joint and several Borrowers and HELLENIC BANK PUBLIC COMPANY LIMITED as Arranger, Facility Agent, Security Agent And Account Bank
•
Bareboat Charter and Memorandum of Agreement, dated November 26, 2024, between Wealth Line Inc., as buyer and bareboat owner, and Pueblo Holdings LTD, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Lumen.
•
Term Loan Facility dated 07 December 2024, by and among Navios Maritime Partners L.P. as Borrower and Hamburg Commercial Bank Agent, Mandated Lead Arranger and Security Trustee and the Banks and Financial Institutions listed therein
•
Term Loan Facility dated 18 March 2025, by and among Keros Shipping Corporation and Alatas Shipping Corporation as joint and several Borrowers and the Banks and Financial Institutions Listed therein as Lenders and KFW IPEX-BANL GMBH as Mandated Lead Arranger, Facility Agent, Security Agent and K-Sure Agent.
•
Fourth Supplemental Agreement, dated 19 March 2025 to the sale and leaseback transaction between Xiang H131 International Ship Lease Co., Limited Xiang H129 International Ship Lease Co., Limited Xiang H130 International Ship Lease Co., Limited, Xiang H104 International Ship Lease Co., Limited, Xiang H119 International Ship Lease Co., Limited, Xiang H132 International Ship Lease Co., Limited, Jiahai International Ship Lease Co., Limited, Jialong International Ship Lease Co., Limited,, Xiang L33 HK International Ship Lease Co., Limited, Xiang T51 HK International Ship Lease Co., Limited, Longshi International Ship Lease Co., Limited, Longli International Ship Lease Co., Limited, being subsidiaries Bank of Communications Financial Leasing Company Limited, and Velour Management Corp., Morven Chartering Inc., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Enplo Shipping Limited, Olympia II Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Evian Shiptrade Ltd, Anthimar Marine Inc. being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Vermilion, Matson Oahu, Navios Indigo, Navios Spring, Navios Summer, Navios Verde, Navios Domino, Navios Delight, Navios Destiny, Navios Devotion, Matson Lanai, Navios Amarillo, respectively.
•
Master Management Agreement, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc.
•
Administrative Services Agreement, dated August 16, 2024, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc.
•
Facility Agreement, dated June 26, 2024, among Arkoi Shipping Corporation, Joy Shipping Corporation., Avery Shipping Company, Astypalaia Shipping Corporation, Kinaros Shipping Corporation, Venetiko Shipping Corporation as borrowers and ABN AMRO BANK N.V. as arranger, facility and security agent.
•
Loan Agreement No 491, dated September 27 2024, by and among Theros Ventures Limited, Samothrace Shipping Corporation, Fantastiks Shipping Corporation, Spetses Marine Shipping Corporation as joint and several Borrowers and Eurobank S.A. as Agent and Security Trustee and the Banks and Financial Institutions as listed therein
•
Term Loan Facility Agreement, dated September 19 2024, by and among Samos Shipping Corporation, Shinyo Saowalak Limited, Shinyo Kieran Limited, Lefkada Shipping Corporation, Jaspero Shiptrade S.A., Thetida Marine Co., Elafonisos Shipping Corporation as joint and several Borrowers and National Bank of Greece S.A. as Lende.
D.
Exchange controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Marshall Islands, Malta, Hong Kong, Panama, and the countries of incorporation of Navios Partners and its subsidiaries that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this filing and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. For example, the recently-elected U.S. administration may take tax proposals that would, if enacted, make significant changes to U.S. tax laws. The U.S. Congress may consider, and could include, some or all of these proposals in connection with any tax legislation. It is unclear whether any changes will be enacted and, if enacted, how soon any such changes could take effect. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

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

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•
at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or
•
at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) (based on an average of the quarterly values of the assets during a taxable year) produce, or are held for the production of, passive income.

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

Controlled Foreign Corporation

If a U.S. Holder owns directly, indirectly or constructively (under Section 318 of the Code) at least 10% of the voting power or value of shares of a foreign corporation, such U.S. person is considered a “U.S. Shareholder” with respect to the foreign corporation. If U.S. Shareholders, in the aggregate, own more than 50% of the voting power or value of the shares of such corporation, the foreign corporation will be classified as a CFC. Additionally, even absent U.S. Shareholders with direct or indirect interests in a foreign corporation, a U.S. subsidiary of the Company alone may cause certain related foreign corporations to be treated as CFCs by reason of certain “downward attribution” rules. We believe that Navios Partners was not a CFC as of December 31, 2024 or at any time during 2024, and we do not expect to become a CFC in a subsequent taxable year.

However, given that we are publicly held, the constructive ownership rules under section 318 of the Code may make it difficult to determine whether any U.S. person is a 10% U.S. Shareholder of ours and our non-U.S. subsidiaries and whether we or any of our non-U.S. subsidiaries is a CFC. Moreover, in the event the Company establishes one or more U.S. subsidiaries, the Company’s non-U.S. subsidiaries could be treated as CFCs (regardless of whether the Company is treated as a CFC), depending on the structure of the Company group at any given time.

The U.S. federal income tax consequences of U.S. Holders who at all times own less than 10% of our equity, directly, indirectly, and constructively, should not be affected even if we (an our non-U.S. subsidiaries) become a CFC. However, if we (and our non-U.S. subsidiaries) become a CFC, any U.S. Holder who owns 10% or more of our equity (by vote or value), directly or indirectly, should be subject to U.S. federal income tax on a current basis on its pro rata share of our (and our non-U.S. subsidiary's) so-called “subpart F” income, “global intangible low-taxed income” (“GILTI”), and any investment in earnings in U.S. property, regardless of whether we make any distributions, in addition to being subject to U.S. federal income tax reporting requirements. In addition, a gain (or a portion of such gain) realized on CFC shares sold by a U.S. Shareholder (during the period that a corporation is a CFC and thereafter for a five-year period) may be treated as ordinary income depending on certain facts.

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

If contrary, to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption (see “Item 4. Information on the Partnership – B. Business Overview - Taxation of the Partnership - The Section 883 Exemption”). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax.

The Company cannot provide any assurances that it will assist investors in determining whether it or any of its non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a U.S. Shareholder with respect to any such CFC or furnish to any U.S. Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations Any U.S. Holder of Navios Partners that owns 10% or more (by vote or value), directly or indirectly, of the equity of Navios Partners should consult its own tax advisor regarding the U.S. federal tax consequences that may result from Navios Partners (and its non-U.S. subsidiaries) being treated as a CFC.

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

EACH UNITHOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PAR

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

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses, thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2024, the value of the U.S. dollar as compared to the Euro increased by approximately 6.4% compared with the respective value as of December 31, 2023.

Interest Rate Risk

Interest rates had increased significantly in 2022 and 2023 as central banks in Europe, United States and other developed countries had raised interest rates, while in 2024 interest rates remain at a high level. The tighter monetary policy and higher long-term interest rates result in a higher cost of capital for our business.

Borrowings under certain of our credit facilities and financial liabilities bear interest at a rate based on a premium over SOFR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2024, 2023 and 2022, we paid interest on our outstanding debt at a weighted average interest rate of 6.9%, 7.2% and 5.3%, respectively. A 1% increase in SOFR would have increased our interest expense for the years ended December 31, 2024, 2023 and 2022 by $14.8 million, $14.2 million and $12.6 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the year ended December 31, 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 11.3% of our total revenues. For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of our total revenues.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2024.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2024, Navios Partners’ internal control over financial reporting was effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for each of fiscal years 2024 and 2023 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. The audit fees for each of the audit of the years ended December 31, 2024 and 2023 were $0.7 million and $0.7 million, respectively.

Audit-Related Fees

There were no audit-related fees in 2024 and 2023.

Tax Fees

The tax fees for each of the years ended December 31, 2024 and 2023 were $0.2 million and $0.2 million, respectively.

Other Fees

There were no other fees in 2024 and 2023.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2024.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of December 31, 2024, Navios Partners had repurchased 489,955 common units, for a total cost of approximately $25.0 million.

Period	Total number of units purchased	Average price paid per unit	Total number of units purchased as part of publicly announced plans or programs	Maximum approximate dollar value of units that may yet be purchased under the plans or programs
		(In U.S. dollars)		(In thousands of U.S. dollars)
January 1, 2024 to January 31, 2024	—	$—	—	$—
February 1, 2024 to February 29, 2024	—	—	—	—
March 1, 2024 to March 31, 2024	—	—	—	—
April 1, 2024 to April 30, 2024	—	—	—	—
May 1, 2024 to May 31, 2024	21,365	48.7	21,365	98,959
June 1, 2024 to June 30, 2024	79,173	50.0	79,173	95,000
July 1, 2024 to July 31, 2024	68,510	50.1	68,510	91,566
August 1, 2024 to August 31, 2024	71,615	47.9	71,615	88,133
September 1, 2024 to September 30, 2024	55,792	56.2	55,792	85,000
October 1, 2024 to October 31, 2024	60,490	59.3	60,490	81,411
November 1, 2024 to November 30, 2024	60,280	51.8	60,280	78,289
December 1, 2024 to December 31, 2024	72,730	45.2	72,730	75,000
Total	489,955	$51.0	489,955	$75,000

All common units repurchased during the period were repurchased through open-market transactions as part of the common unit repurchase program outlined above, pursuant to which the Company may repurchase up to $100.0 million of its common units.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted insider trading policies which are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company.

Item 16K. Cybersecurity

Risk management and strategy

Our cybersecurity risk management program includes:

i.
Implementation of cybersecurity processes, policies, and governance frameworks.
ii.
Investment in IT security including third party providers that assist in our cybersecurity needs.
iii.
Training sessions to avoid and combat cybersecurity threats.
iv.
Board and management oversight of cybersecurity risks and threats.

The program is following recognized best practices and standards as set by the U.S. National Institute of Standards and Technology together with established policies and procedures for all key aspects of our cybersecurity program including policies and plans to combat threats and risks affecting our business.

A third-party consultant has been engaged to help integrate the information security management system to protect the Company’s operations risk and vulnerability. Assessments are conducted to identify cybersecurity weaknesses and recommend enhancements. In addition, 24/7 cybersecurity services are provided including continuous monitoring, detecting and providing alerts for any potential threats and attacks, using our security information and event management system.

The Company leverages several third-party tools and technologies as part of its efforts to enhance its cybersecurity functions and performs annual disaster recovery tabletop exercises with its managed disaster recovery site provider to prepare for a cyberattack on the IT infrastructure. As part of its established cybersecurity governance framework, the Company also assesses potential cybersecurity threats related to the third-party providers and counterparties. The Company regularly provides cybersecurity awareness trainings and performs phishing campaigns to assess awareness and readiness.

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

Cybersecurity Threats

For the year ended December 31, 2024 through the date of this annual report, there were no security incidents/breaches in 2024 leading to material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations”.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-57.

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

4.10

Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A., as buyers and bareboat owners, and Casual Shipholding Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sol(40)

4.11

Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc., as buyers and bareboat owners and Finian Navigation Co., as seller and bareboat charterer, providing for the sale and leaseback of the Navios Ace(40)

4.12

Bareboat Charter and Memorandum of Agreement (form of), dated June 18, 2021, between Mi-Das Line S.A., being a subsidiary of Itochu Corporation, and Lavender Shipping Corporation, being a subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Ray.(46)

4.13

Bareboat Charter and Memorandum of Agreement (form of), dated June 18, 2021, between Mi-Das Line S.A., being a subsidiary of Itochu Corporation, and Nostos Ship Management Corp., being a subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Bonavis.(46)

4.14

Bareboat Charter and Memorandum of Agreement, dated August 16, 2021, between Batanagar Shipping Corporation and Surf Maritime Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Pollux.(38)

4.15

Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively(42)

4.16

Facility Agreement dated May 9, 2022, by and among Cronus Shipping Corporation, Bole Shipping Corporation, Skopelos Shipping Corporation, Ios Shipping Corporation and Antipaxos Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee (47)

4.17

Facility Agreement dated June 29, 2022, by and among Customized Development S.A., Kohylia Shipmanagement S.A., Floral Marine LTD. and Ianthe Maritime S.A. as borrowers, and Skandinaviska Enskilda Banken AB(48)

4.18	Amendment No. 11 dated July 25, 2022, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc. (48)
4.19

Facility Agreement dated September 30, 2022, by and among Melpomene Shipping Corporation and Urania Shipping Corporation, as borrowers, and KFW IPEX-Bank GMBH, as lender, mandated lead arranger, facility agent and security agent (49)

4.20

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

4.21

Bareboat Charter and Memorandum of Agreement (form of), dated February 14, 2023, between Glory Ocean Shipping S.A. and Temm Maritime Co., Ltd., as buyers and bareboat owners, and Koufonisi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Felix.(50)

4.22

Supplemental Agreement, dated September 6, 2022, to the Loan Agreement dated December 13, 2021, among Ducale Marine Inc., Kleimar NV, Opal Shipping Corporation, Iris Corporation, Highbird Management Inc. and Corsair Shipping Ltd., and Credit Agricole Corporate and Investment Bank and BNP Paribas.(50)

4.23	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Shikar Ventures S.A. and Batanagar Shipping Corporation, providing for the sale and leaseback of Navios Stellar.(50)
4.24	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pueblo Holdings Ltd. And K.T.M. Corporation S.A., providing for the sale and leaseback of Navios Lumen.(50)
4.25	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pharos Navigation S.A. and ASL Navigation S.A., providing for the sale and leaseback of the Navios Phoenix.(50)
4.26	Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Rumer Holding Ltd. and Juno Maritime Corp., providing for the sale and leaseback of Navios Antares.(50)
4.27

Bareboat Carter and Memorandum of Agreement, dated November 27, 2019, among Anchor Trans Inc., and Vernazza Shiptrade Inc, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Dream Canary.(50)

4.28

Bareboat Charter and Memorandum of Agreement, dated February 13, 2020, between Lua Line S.A. and Okino Kaiun Co. and Roselite Shipping Corporation, being a wholly-owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Navios Corali.(50)

4.29

Bareboat Charter and Memorandum of Agreement, dated July 4, 2022, between Bright Carrier S.A, as buyers and bareboat owners, and Anafi Shipping Corporation, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Sky.(50)

4.30

Term Loan Facility Agreement dated February 16, 2023, by and among Terpsichore Shipping Corporation, Erato Shipmanagement Corporation, Calliope Shipping Corporation, and Euterpe Shipping Corporation, as borrowers, DNB Bank ASA, as agent, and the Banks and Financial Institutions listed therein.(51)

4.31

Term Loan Facility Agreement dated April 19, 2023, by and among Folegandros Shipping Corporation, Serifos Shipping Corporation, Sifnos Shipping Corporation, Syros Shipping Corporation and Skiathos Shipping Corporation, as borrowers, Skandinaviska Enskilda Banken AB, as agent, bank, and arranger, and the Banks and Financial Institutions listed therein.(51)

4.32

Loan Agreement dated April 25, 2023, between Karpathos Shipping Corporation, and Patmos Shipping Corporation, as borrowers, KFW IPEX-Bank GMBH, as facilitly and security agent, mandated lead arranger, and K-Sure agent, and the Banks and Financial Institutions listed therein.(51)

4.33

Loan Agreement dated May 2, 2023, between Antipsara Shipping Corporation, Kithira Shipping Corporation, and Thasos Shipping Corporation, as borrowers, Eurobank S.A., as agent, arranger, and security agent, Eurobank Cyprus Ltd., as account bank, and the Banks and Financial Institutions listed therein.(51)

4.34

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

4.35	Addendum No.1 to Navios Galaxy II Bareboat Charter, dated June 15, 2023 by and between Thalassa Marine S.A. as the charterer, and Abo Shoten, Ltd. and ASL Ocean Inc. as the owners.(52)
4.36	Addendum No.1 to MV Navios Uranus Bareboat Charter, dated June 15, 2023 by and between Atlas Marine S.A., as the charterer, and Abo Shoten, Ltd. and ASL Ocean Inc. as the owners.(52)
4.37	Addendum No.1 to MV Navios Phoenix Bareboat Charter, dated June 19, 2023 by and between Pharos Navigation S.A., as the charterer and ASL Navigation S.A. as the owner.(52)

4.38	Addendum No.1 to MV Navios Felicity I Bareboat Charter, dated June 19, 2023 by and between Rider Shipmanagement Inc. as the charterer and Forever Shipping S.A. as the owner.(52)
4.39

Facility Agreement dated June 20, 2023, among Iraklia Shipping Corporation, Antikithira Shipping Corporation, Limnos Shipping Corporation, Thera Shipping Corporation, Fandango Shipping Corporation, Flavescent Shipping Corporation, Sunstone Shipping Corporation, Coasters Venture Corporation, Velvet Shipping Corporation, and Bertyl Ventures Co. as borrowers and National Bank of Greence S.A.(52)

4.40

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

4.41	Addendum No.2 to Nave Pulsar Bareboat Charter, dated June 27, 2023 by and between Samothrace Shipping Corporation as the charterer and World Star Shipping, S.A.. as the owner.(52)
4.42	Addendum No.1 to Navios Sky Bareboat Charter, dated June 27, 2023 by and between Anafi Shipping Corporation as the charterers and Bright Carrier S.A. as the owner.(52)
4.43	Addendum No.1 to Navios Antares Bareboat Charter, dated June 27, 2023 by and between Rumer Holding Corp. as the charterer and Juno Marine Corp as the owner.(52)
4.44	Addendum No.1 to MV Navios Alegria Bareboat Charter, dated June 28, 2023 by and between Vatselo Enterprises Corp. as the charterer and Sealift Maritime S.A. as the owner.(52)
4.45	Addendum No.2 to MV Navios Astra Bareboat Charter, dated June 28, 2023 by and between Goddess Shiptrade Inc. as the charterer and Bright Carrier S.A. as the owner.(52)
4.46	Addendum No.1 to MV Navios Canary Bareboat Charter, dated June 28, 2023 by and between Vernazza Shiptrade Inc. as the charterer and Anchor Trans Inc. as the owner.(52)
4.47	Addendum No.1 to MV Navios Corali Bareboat Charter, dated June 28, 2023 by and between Roselite Shipping Corporation as the charterer, and Lua Line S.A. and Okino Kaiun Co., Ltd. as the owners.(52)
4.48

Loan Agreement dated June 28, 2023, among Emery Shipping Corporation, Rondine Management Corp., Mandora Shipping Ltd., Solange Shipping Ltd., Chilali Corp., Pandora Marine Inc., Micaela Shipping Corporation as borrowers, Credit Agricole Corporate and Investment Bank as Mandated Lead Arranger, Agent, and Security Trustee, and the banks and financial institutions listed therein.(52)

4.49

Addendum No.2 to MV Navios Felix Bareboat Charter, dated June 29, 2023 by and between Koufonisi Shipping Corporation as the charterer, and Glory Ocean Shipping S.A. and TEMM Maritime Co., Ltd. as the owners.(52)

4.50	Addendum No.1 to MV Navios Sagittarius Bareboat Charter, dated July 3, 2023 by and between Sagittarius Shipping Corporation as the charterer and Wealth Line Inc. as the owner.(52)
4.51	Addendum No.1 to MV Navios Magellan Bareboat Charter, dated July 14, 2023 by and between Talia Shiptrade S.A. as the charterer and Seven Shipping S.A. as the owner.(52)
4.52	Addendum No.1 to MV Navios Meridian Bareboat Charter, dated August 4, 2023 by and between Morganite Shipping Corporation as the charterer and Million Comets S.A. as the owner.(52)
4.53

Sample Amendment and Restatement Deed, dated September 6, 2023, in relation to the Bareboat Charters and Memoranda of Agreement, dated March 31, 2018, by and among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively.(53)

4.54

Bareboat Charter and Memorandum of Agreement dated October 19, 2023, by and between Mitsui & Co., Ltd. as Shipbroker, Atokos Shipping Corporation as seller bareboat charterers and Blue Wave Line Inc. as owners, providing for the sale and leaseback of Navios Horizon I.(54)

4.55

Term Loan Facility Agreement dated January 3, 2024, by and among Oinousses Shipping Corporation, Psara Shipping Corporation, and Tinos Shipping Corporation as borrowers, Nordea Bank ABP, Filial I Norge, as lead arranger, agent, bank, and bookrunner, and the Banks and Financial Institutions listed therein(54) .

4.56

Bareboat Charter and Memorandum of Agreement dated February 22, 2024, by and between Itochu Corporation as Shipbroker, Aramis Navigation Inc. as seller bareboat charterers and Seven Shipping S.A. of Panama as owners, providing for the sale and leaseback of MV Navios Azimuth 9589839(54).

4.57

Sample Bareboat Charter and Memorandum of Agreement, dated November 28, 2023, for the sale and leaseback transaction among HAIJIN No.11 (TIANJIN) LEASING CO., LIMITED , HAIJIN No.8 (TIANJIN) LEASING CO., LIMITED, HAIJIN No. 9 (TIANJIN) LEASING CO., LIMITED and HAIJIN No.10 (TIANJIN) LEASING CO., LIMITED being subsidiaries of ICBC Financial Leasing Co., Ltd and Nisyros Shipping Corporation, Makri Shipping Corporation, Meganisi Shipping Corporation, Despotiko Shipping Corporation, Ithaki Shipping Corporation, Thalia Shipping Corporation, Muses Shipping Corporation, Tarak Shipping Corporation all being subsidiaries of Navios Maritime Partners L.P.(54)

4.58	Amendment No. 12 dated February 20, 2024, to the Management Agreement dated November 16, 2007, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc.(55)
4.59	Master Management Agreement, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc.(56)
4.60	Administrative Services Agreement, dated August 16, 2024, between Navios Maritime Partners L.P. and Navios Shipmanagement Inc.(56)
4.61

Facility Agreement, dated June 26, 2024, among Arkoi Shipping Corporation, Joy Shipping Corporation., Avery Shipping Company, Astypalaia Shipping Corporation, Kinaros Shipping Corporation, Venetiko Shipping Corporation as borrowers and ABN AMRO BANK N.V. as arranger, facility and security agent.(56)

4.62

Loan Agreement No 491, dated September 27 2024, by and among Theros Ventures Limited, Samothrace Shipping Corporation, Fantastiks Shipping Corporation, Spetses Marine Shipping Corporation as joint and several Borrowers and Eurobank S.A. as Agent and Security Trustee and the Banks and Financial Institutions as listed therein(57)

4.63

Term Loan Facility Agreement, dated September 19 2024, by and among Samos Shipping Corporation, Shinyo Saowalak Limited, Shinyo Kieran Limited, Lefkada Shipping Corporation, Jaspero Shiptrade S.A., Thetida Marine Co., Elafonisos Shipping Corporation as joint and several Borrowers and National Bank of Greece S.A. as Lender.(57)

4.64

Bareboat Charters and Memoranda of Agreement by and between Xiang L44 Hk International Ship Lease Co., Limited, Xiang L45 Hk International Ship Lease Co., Limited, Xiang L46 Hk International Ship Lease Co., Limited and Xiang L47 Hk International Ship Lease Co., Limited wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Vythos Marine Corp., Nefeli Navigation S.A., Fairy Shipping Corporation and Limestone Shipping Corporation dated March 11, 2020, providing for the sale and leaseback of the Navios Constellation, the Navios Unison, the Navios Utmost and the Navios Unite(41).

4.65

Term Loan Facility dated 04 December 2024, by and among HAPPINESS SHIPPING CORPORATION. VEGA SHIPPING CORPORATION, GALILEO SHIPPING CORPORATION, RED ROSE SHIPPING CORP. as joint and several Borrowers and HELLENIC BANK PUBLIC COMPANY LIMITED as Arranger, Facility Agent, Security Agent And Account Bank*

4.66

Bareboat Charter, dated November 26, 2024, between Wealth Line Inc., as buyer and bareboat owner, and Pueblo Holdings LTD, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Lumen*

4.67

Term Loan Facility dated 07 December 2024, by and among Navios Maritime Partners L.P. as Borrower and Hamburg Commercial Bank Agent, Mandated Lead Arranger and Security Trustee and the Banks and Financial Institutions listed therein*

4.68

Term Loan Facility dated 18 March 2025, by and among Keros Shipping Corporation and Alatas Shipping Corporation as joint and several Borrowers and the Banks and Financial Institutions Listed therein as Lenders and KFW IPEX-BANL GMBH as Mandated Lead Arranger, Facility Agent, Security Agent and K-Sure Agent*

4.69

Fourth Supplemental Agreement, dated 19 March 2025 to the sale and leaseback transaction between Xiang H131 International Ship Lease Co., Limited Xiang H129 International Ship Lease Co., Limited Xiang H130 International Ship Lease Co., Limited, Xiang H104 International Ship Lease Co., Limited, Xiang H119 International Ship Lease Co., Limited, Xiang H132 International Ship Lease Co., Limited, Jiahai International Ship Lease Co., Limited, Jialong International Ship Lease Co., Limited,, Xiang L33 HK International Ship Lease Co., Limited, Xiang T51 HK International Ship Lease Co., Limited, Longshi International Ship Lease Co., Limited, Longli International Ship Lease Co., Limited, being subsidiaries Bank of Communications

Financial Leasing Company Limited, and Velour Management Corp., Morven Chartering Inc., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Enplo Shipping Limited, Olympia II Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Evian Shiptrade Ltd, Anthimar Marine Inc. being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Vermilion, Matson Oahu, Navios Indigo, Navios Spring, Navios Summer, Navios Verde, Navios Domino, Navios Delight, Navios Destiny, Navios Devotion, Matson Lanai, Navios Amarillo, respectively*

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*
11.1	Insider Trading Policy*
12.1	Section 302 Certification of Chief Executive Officer*
12.2	Section 302 Certification of Chief Financial Officer*
13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer (furnished herewith)*
15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*
97.1	Navios Maritime Partners L.P. Compensation Recovery Policy(54)

101

The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets at December 31, 2024 and 2023; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statements of Changes in Partners' Capital for each of the years ended December 31, 2024, 2023 and 2022; and (v) the Notes to the Consolidated Financial Statements

104	Cover page formatted as Inline XBRL and contained in exhibit 101

(1) Previously filed as an exhibit to the Company's Registration Statement on Form F-1, as amended (File No. 333-146972) as filed with the SEC and hereby incorporated by reference to the Annual Report.

(2) Previously filed as an exhibit to a the Company's Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 9, 2019 and hereby incorporated by reference

(3) Previously filed as an exhibit to a Report on Form 6-K filed on July 14, 2009 and hereby incorporated by reference.

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

(54) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 3, 2024 and hereby incorporated by reference.

(55) Previously filed as an exhibit to a Report on Form 6-K filed on May 22, 2024 and hereby incorporated by reference.

(56) Previously filed as an exhibit to a Report on Form 6-K filed on September 12, 2024 and hereby incorporated by reference.

(57) Previously filed as an exhibit to a Report on Form 6-K filed on November 13, 2024 and hereby incorporated by reference.

* Filed herewith

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Navios Maritime Partners L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios Maritime Partners L.P. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2025 expressed an unqualified opinion thereon.

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

Recoverability assessment of vessels
Description of the matter

As of December 31, 2024, the carrying value of the Company’s vessels, plus any unamortized portion of deferred drydock and special survey costs and intangible assets of favorable lease terms was $4,480 million. As discussed in Notes 2(m) and 6 to the consolidated financial statements, the Company evaluates each vessel for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel, including any unamortized portion of deferred drydock and special survey costs and intangible assets of favorable lease terms (collectively the “asset group”) may not be fully recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management compares the future undiscounted net operating cash flows of the asset group expected to be generated throughout the remaining useful life of each vessel to the carrying value of the asset group. Where an asset group’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of an asset group’s carrying value over the fair value of the vessel.

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

We analyzed management’s recoverability assessment by comparing the methodology and model used to evaluate impairment of each asset group against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the asset group’s forecasted charter rates for non-contracted revenue days with external market and industry data. In addition, we performed sensitivity analyses to assess the impact of changes to charter rates for non-contracted revenue days in the determination of the undiscounted net operating cash flows. We assessed the Company’s disclosures in Notes 2(m) and 6.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2021.

Athens, Greece

March 28, 2025

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Navios Maritime Partners L.P.

Opinion on Internal Control over Financial Reporting

We have audited Navios Maritime Partners L.P.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Navios Maritime Partners L.P. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 28, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 28, 2025

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	3	$270,166	$240,378
Restricted cash	3	29,623	8,797
Other investments	2	12,289	47,000
Accounts receivable, net	4	33,399	42,237
Prepaid expenses and other current assets	5	60,894	61,336
Amounts due from related parties	17	36,620	—
Total current assets		442,991	399,748
Vessels, net	6	4,241,292	3,734,671
Deposits for vessels acquisitions	2, 15, 17	444,897	434,134
Other long-term assets	15, 20	61,749	62,111
Deferred drydock and special survey costs, net	17	196,194	145,932
Amounts due from related parties	17	—	39,570
Intangible assets	2, 7	42,311	60,431
Operating lease assets	20	243,806	270,969
Total non-current assets		5,230,249	4,747,818
Total assets		$5,673,240	$5,147,566
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable	8	$17,763	$25,488
Accrued expenses	9	33,865	23,608
Deferred revenue	2	66,209	63,306
Operating lease liabilities, current portion	20	25,607	30,136
Amounts due to related parties	17	—	32,026
Current portion of financial liabilities, net	10	102,996	138,696
Current portion of long-term debt, net	10	163,226	146,340
Total current liabilities		409,666	459,600
Operating lease liabilities, net	20	214,995	240,602
Unfavorable lease terms	7	15,266	27,984
Long-term financial liabilities, net	10	945,613	824,646
Long-term debt, net	10	917,102	751,781
Deferred revenue	2	55,534	63,915
Other long-term liabilities		8,436	8,586
Total non-current liabilities		2,156,946	1,917,514
Total liabilities		$2,566,612	$2,377,114
Commitments and contingencies	15	—	—
Partners' capital:
Common Unitholders (29,694,433 and 30,184,388 common units outstanding as of December 31, 2024 and December 31, 2023, respectively)	1, 13	3,053,295	2,724,436
General Partner (622,296 general partnership units outstanding at each of December 31, 2024 and December 31, 2023)	1, 13	53,333	46,016
Total partners’ capital		3,106,628	2,770,452
Total liabilities and partners’ capital		$5,673,240	$5,147,566

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except per unit data)

	Notes	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Time charter and voyage revenues	2, 16, 20	$1,334,066	$1,306,889	$1,210,528
Time charter and voyage expenses	2, 20	(146,429)	(160,231)	(122,630)
Direct vessel expenses	17	(77,169)	(69,449)	(56,754)
Vessel operating expenses (entirely through related parties transactions)	17	(349,160)	(331,653)	(312,022)
General and administrative expenses	9, 17	(85,165)	(80,559)	(67,180)
Depreciation and amortization of intangible assets	6, 7	(228,472)	(217,823)	(201,820)
Amortization of unfavorable lease terms	7	12,718	19,922	74,963
Gain on sale of vessels, net	6, 20	25,760	50,248	149,352
Interest expense and finance cost, net	11	(124,529)	(133,642)	(83,091)
Interest income	2	13,803	10,699	856
Other income	19	582	53,682	1,065
Other expense	17	(8,697)	(14,438)	(14,020)
Net income		$367,308	$433,645	$579,247

Net income	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Common Unitholders	$359,867	$424,974	$567,662
General Partner	7,441	8,671	11,585
Net income	$367,308	$433,645	$579,247

Earnings per common unit (see Note 18)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Earnings per common unit, basic	$11.98	$14.08	$18.82
Earnings per common unit, diluted	$11.98	$14.08	$18.82

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
OPERATING ACTIVITIES:
Net income		$367,308	$433,645	$579,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	6, 7	228,472	217,823	201,820
Amortization of unfavorable lease terms	7	(12,718)	(19,922)	(74,963)
Non-cash amortization of deferred revenue and straight line		(7,006)	54,396	51,048
Amortization of operating lease assets/ liabilities	20	(2,973)	8,918	3,912
Amortization and write-off of deferred finance costs and discount	2	7,841	7,188	5,349
Amortization of deferred drydock and special survey costs	2	63,605	43,321	28,917
Gain on sale of vessels, net	6, 20	(25,760)	(50,248)	(149,352)
Stock-based compensation	13	—	4	154
Changes in operating assets and liabilities:
Decrease/ (increase) in accounts receivable	4	8,838	32,793	(46,559)
Decrease/ (increase) in prepaid expenses and other current assets	5	8,992	7,609	(20,952)
Decrease/ (increase) in amounts due from related parties (including current and non-current portion)	17	3,627	1,156	(6,158)
(Decrease)/ increase in accounts payable	8	(7,728)	(1,629)	3,401
Increase/ (decrease) in accrued expenses	9	1,199	7,559	(1,719)
Decrease in amounts due to related parties	17	(32,006)	(72,725)	(13,429)
Increase/ (decrease) in deferred revenue		929	(8,284)	11,492
Payments for drydock and special survey costs		(119,142)	(101,287)	(65,868)
Net cash provided by operating activities		483,478	560,317	506,340
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	2, 6	190,293	259,004	284,476
Acquisition of/ additions to vessels	2, 6	(747,023)	(182,898)	(433,777)
Deposits for acquisition/ option to acquire vessel	2, 15	(260,108)	(282,121)	(176,802)
Cash acquired from acquisitions	2	—	—	9,862
Other investments	2	34,712	(47,000)	—
Net cash used in investing activities		(782,126)	(253,015)	(316,241)
FINANCING ACTIVITIES:
Cash distributions paid	2, 18	(6,132)	(6,160)	(6,163)
Proceeds from long-term debt and financial liabilities	10	966,141	609,723	479,735
Repayment of long-term debt and financial liabilities	10	(574,991)	(822,743)	(651,875)
Payments of deferred finance costs		(10,756)	(14,045)	(6,144)
Acquisition of treasury units	13	(25,000)	—	—
Net cash provided by/ (used in) financing activities		349,262	(233,225)	(184,447)
Increase in cash, cash equivalents and restricted cash		50,614	74,077	5,652
Cash, cash equivalents and restricted cash, beginning of period		249,175	175,098	169,446
Cash, cash equivalents and restricted cash, end of period		$299,789	$249,175	$175,098

	Notes	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Supplemental disclosures of cash flow information
Cash interest paid		$139,261	$144,388	$80,626
Non cash financing activities
Stock-based compensation	13	$—	$4	$154
Financial and finance lease liabilities	10	$27,463	$202,373	$756,673
Non cash investing activities
Deposits for acquisition/ option to acquire vessel	2, 15	$245,665	$20,188	$(6,860)
Acquisition of vessels	6	$(318,926)	$(249,875)	$(782,334)

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Limited Partners				Total
	General Partner		Common Unitholders		Partners’
	Units	Amount	Units	Amount	Capital
Balance December 31, 2021	622,555	$26,008	30,197,087	$1,743,717	$1,769,725
Cash distribution paid ($0.20 per unit—see Note 18)	—	(124)	—	(6,039)	(6,163)
Units cancelled/ forfeited (see Note 13)	(259)	—	(12,699)	—	—
Stock-based compensation (see Note 13)	—	—	—	154	154
Net income	—	11,585	—	567,662	579,247
Balance December 31, 2022	622,296	$37,469	30,184,388	$2,305,494	$2,342,963
Cash distribution paid ($0.20 per unit—see Note 18)	—	(124)	—	(6,036)	(6,160)
Stock-based compensation (see Note 13)	—	—	—	4	4
Net income	—	8,671	—	424,974	433,645
Balance December 31, 2023	622,296	$46,016	30,184,388	$2,724,436	$2,770,452
Cash distribution paid ($0.20 per unit—see Note 18)	—	(124)	—	(6,008)	(6,132)
Acquisition of treasury units (see Note 13)	—	—	(489,955)	(25,000)	(25,000)
Net income	—	7,441	—	359,867	367,308
Balance December 31, 2024	622,296	$53,333	29,694,433	$3,053,295	$3,106,628

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

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. and its affiliates (the “Manager”), which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 17 – Transactions with related parties and affiliates).

As of December 31, 2024, there were 29,694,433 outstanding common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owns an approximately 17.0% common interest of the total outstanding common units including 4,672,314 common units held through four entities affiliated with her. An entity affiliated with Angeliki Frangou beneficially owns 622,296 general partnership units, representing an approximately 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units (see Note 17 – Transactions with related parties and affiliates).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels, (see Note 6 – Vessels, net and Note 21 – Subsequent events) to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least 12 months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Interest rates had increased significantly in 2022 and 2023 as central banks in Europe, United States and other developed countries had raised interest rates, while in 2024 interest rates remain at a high level. The tighter monetary policy and higher long-term interest rates result in a higher cost of capital for the Company.

(b)
Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of the Republic of Marshall Islands, Liberia, Malta, Delaware, Cayman Islands, Hong Kong, British Virgin Islands, Luxemburg, Panama and Belgium from their dates of incorporation, or from their dates of redomiciliation, or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2024	2023	2022
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Afros Maritime Inc.	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Agistri Shipping Limited	Operating Subsidiary	Malta	1/01–12/31	1/01–12/31	1/01–12/31
Agron Navigation Company(3)	Navios Azalea	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Alatas Shipping Corporation(9)	TBN XX	Marshall Is.	5/20–12/31	—	—
Aldebaran Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Alegria Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Alimia Shipping Corporation(10)	TBN XVI	Marshall Is.	5/30–12/31	—	—
Alkmene Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Amaryllis Shipping Inc.(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ambracia Navigation Company(3)	Navios Primavera	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Amindra Navigation Co.	Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ammos Shipping Corp.(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Amorgos Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Anafi Shipping Corporation	Navios Sky	Marshall Is.	1/01–12/31	1/01–12/31	9/08–12/31
Andromeda Shiptrade Limited(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Andros Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Antikithira Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Antipaxos Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Aramis Navigation Inc.	Navios Azimuth	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Arkoi Shipping Corporation(1)	Navios Coral	Marshall Is.	3/14–12/31	—	—
Artala Shipping Co.(2)	Navios Sakura	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Asteroid Shipping S.A.	Navios Herakles I	Marshall Is.	1/01–12/31	1/01–12/31	7/29–12/31
Astrovalos Shipping Corporation(1)	Nave Cosmos	Marshall Is.	1/01–12/31	1/01–12/31	4/26–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Astypalaia Shipping Corporation(1)	Navios Amber	Marshall Is.	3/14–12/31	—	—
Atokos Shipping Corporation(2)	Navios Horizon I	Marshall Is.	1/01–12/31	7/18–12/31	—
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Azalea Shipping Inc.	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Balder Maritime Ltd	Navios Koyo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Bato Marine Corp.(3)	Navios Armonia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Bertyl Ventures Co.	Navios Azure	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Bole Shipping Corporation	Spectrum N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Brandeis Shipping Corporation	Ete N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Buff Shipping Corporation	Fleur N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Calliope Shipping Corporation(1)	Zim Condor	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Camelia Shipping Inc.(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Casual Shipholding Co.	Navios Sol	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cavalli Navigation Inc.(18)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cavos Navigation Co.	Navios Libra	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Chalki Shipping Corporation(9)	TBN VI	Marshall Is.	1/01–12/31	5/31–12/31	—
Chernava Marine Corp.	Navios Bahamas	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Citrine Shipping Corporation(12)	Former Vessel-Owning Company	Marshall Is.	—	1/01–2/21	1/01–12/31
Clan Navigation Limited	Navios Devotion	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cloud Atlas Marine S.A.	Navios Uranus	Marshall Is.	1/01–12/31	1/01–12/31	7/29–12/31
Coasters Ventures Ltd	Navios Christine B	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Corsair Shipping Ltd.(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Crete Shipping Corporation	Nave Cetus	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

Cronus Shipping Corporation(14)	Protostar N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Customized Development S.A.(19)	Navios Fulvia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cyrus Investments Corp.	Baghdad	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Delos Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Despotiko Shipping Corporation(1)	Nave Polaris	Marshall Is.	1/01–12/31	9/05–12/31	—
Dione Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Dionysus Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Doxa International Corp.	Nave Electron	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ducale Marine Inc.	Navios Etoile	Marshall Is.	1/01–12/31	1/01–12/31	9/08–12/31
Dune Shipping Corp.(12)	Former Vessel-Owning Company	Marshall Is.	—	1/01–2/21	1/01–12/31
Ebba Navigation Limited	Navios Destiny	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Elafonisos Shipping Corporation(8)	TBN II	Marshall Is.	1/01–12/31	1/01–12/31	10/19–12/31
Emery Shipping Corporation	Navios Gem	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Enplo Shipping Limited	Navios Verde	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Erato Shipmanagement Corporation(1)	Zim Pelican	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ereikousa Shipping Corporation(9)	TBN XI	Marshall Is.	1/01–12/31	5/24–12/31	—
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Euterpe Shipping Corporation(1)	Hawk I (ex Zim Hawk)	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Evian Shiptrade Ltd	Matson Lanai	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Fairy Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Faith Marine Ltd.(19)	Navios Altamira	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Fandango Shipping Corporation	Unity N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Felicity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Finian Navigation Co.	Navios Ace	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Flavescent Shipping Corporation	Odysseus N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Galaxy Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Galera Management Company(2)	Navios Amethyst	Marshall Is.	1/01–12/31	1/01–12/31	6/24–12/31
Galileo Shipping Corporation(14)	Navios Galileo	Marshall Is.	9/17–12/31	—	—
Gatsby Maritime Company(9)	TBN IV	Marshall Is.	1/01–12/31	1/03–12/31	—
Gavdos Shipping Corporation(1)	Nave Photon	Marshall Is.	1/01–12/31	1/01–12/31	4/26–12/31
Gemini Shipping Corporation(12)	Former Vessel-Owning Company	Marshall Is.	—	1/01–2/07	1/01–12/31
Goddess Shiptrade Inc.(3)	Navios Astra	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Goldie Services Company(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Golem Navigation Limited	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Happiness Shipping Corporation	Navios Happiness	Marshall Is.	9/17–12/31	—	—
Highbird Management Inc.	Navios Celestial	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Hyperion Enterprises Inc.(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ios Marine Corporation(20)	Nave Cielo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Iraklia Shipping Corporation	Bougainville	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Iris Shipping Corporation	N Amalthia	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ithaki Shipping Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	4/26–12/31
Jasmer Shipholding Ltd	Navios Nerine	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Jasmine Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	9/08–12/31
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
JTC Shipping and Trading Ltd(13)	Operating Company	Malta	1/01–12/31	1/01–12/31	1/01–12/31
Karpathos Shipping Corporation(7)	HMM Ocean	Marshall Is.	1/01–12/31	1/01–12/31	6/22–12/31
Kastelorizo Shipping Corporation(8)	TBN I	Marshall Is.	1/01–12/31	1/01–12/31	10/19–12/31
Kastos Shipping Corporation(9)	TBN XII	Marshall Is.	1/01–12/31	5/24–12/31	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Keros Shipping Corporation(9)	TBN XIX	Marshall Is.	5/20–12/31	—	—
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kinaros Shipping Corporation(1)	Navios Citrine	Marshall Is.	3/14–12/31	—	—
Kithira Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

Kleio Shipping Corporation(1)	Zim Seagull	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Koufonisi Shipping Corporation(2)	Navios Felix	Marshall Is.	1/01–12/31	1/01–12/31	11/11–12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Lavender Shipping Corporation	Navios Ray	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Letil Navigation Ltd	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Leto Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Levitha Shipping Corporation(10)	TBN XV	Marshall Is.	5/30–12/31	—	—
Libra Shipping Enterprises Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Limestone Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Makri Shipping Corporation(1)	Navios Utmost	Marshall Is.	1/01–12/31	9/05–12/31	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Mandora Shipping Ltd	Navios Centaurus	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Mathraki Shipping Corporation(9)	TBN X	Marshall Is.	1/01–12/31	7/18–12/31	—
Meganisi Shipping Corporation(1)	Navios Unite	Marshall Is.	1/01–12/31	9/05–12/31	—
Melpomene Shipping Corporation(2)	Sparrow	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Mesta Shipping Corporation(10)	TBN XXII	Marshall Is.	8/26–12/31	—	—
Micaela Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Migen Shipmanagement Ltd	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Moonstone Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	9/08–12/31
Morganite Shipping Corporation(2)	Navios Meridian	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Morven Chartering Inc.	Navios Verano	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Muses Shipping Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
NAV Holdings Limited	Sub-Holding Company	Malta	1/01–12/31	1/01–12/31	9/08–12/31
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Acquisition Finance (US) Inc.(15)	Co-Issuer of Ship Mortgage Notes	Delaware	1/01–10/07	1/01–12/31	1/01–12/31
Navios International Inc.	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	7/29–12/31
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Containers Sub LP	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Midstream Partners Finance (US) Inc.(15)	Sub-Holding Company	Delaware	1/01–10/07	1/01–12/31	1/01–12/31
Navios Maritime Midstream Partners GP LLC	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Operating L.L.C.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Partners Europe Finance Inc.	Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Partners Finance (US) Inc.(15)	Co-Borrower	Delaware	1/01–10/07	1/01–12/31	1/01–12/31
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Nisyros Shipping Corporation(7)	Nave Neutrino	Marshall Is.	1/01–12/31	9/05–12/31	—
Nostos Shipmanagement Corp.	Navios Bonavis	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Oceanus Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Olivia Enterprises Corp.	Erbil	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Olympia II Navigation Limited	Navios Domino	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Opal Shipping Corporation	Rainbow N	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Orbiter Shipping Corp.(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Othonoi Shipping Corporation(9)	TBN IX	Marshall Is.	1/01–12/31	7/18–12/31	—
Palermo Shipping S.A.(12)	Former Vessel-Owning Company	Marshall Is.	—	1/01–2/07	1/01–12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Patmos Shipping Corporation(7)	HMM Sky	Marshall Is.	1/01–12/31	1/01–12/31	6/22–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Peran Maritime Inc.	Zim Baltimore	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Perigiali Navigation Limited(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Perivoia Shipmanagement Co.	Navios Amitie	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Persephone Shipping Corporation	Hector N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

Pharos Navigation S.A.	Navios Phoenix	Marshall Is.	1/01–12/31	1/01–12/31	9/08–12/31
Pingel Navigation Limited	Matson Oahu (ex 'Navios Delight)	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pleione Management Limited	Navios Star	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Polyaigos Shipping Corporation(10)	TBN VII	Marshall Is.	1/01–12/31	7/04–12/31	—
Polymnia Shipping Corporation(1)	Zim Albatross	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Poros Marine Shipping Corporation(10)	TBN XVII	Marshall Is.	6/20–12/31	—	—
Prometheus Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Prosperity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Proteus Shiptrade S.A.	Carmel I	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pserimos Shipping Corporation(9)	TBN V	Marshall Is.	1/01–12/31	5/31–12/31	—
Pueblo Holdings Ltd	Navios Lumen	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Pyrgi Shipping Corporation(9)	TBN XXI	Marshall Is.	8/26–12/31	—	—
Red Rose Shipping Corp.	Navios Bonheur	Marshall Is.	1/01–12/31	1/01–12/31	9/08–12/31
Rhea Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rider Shipmanagement Inc.	Navios Felicity I	Marshall Is.	1/01–12/31	1/01–12/31	7/29–12/31
Rineia Shipping Corporation(11)	TBN XVIII	Marshall Is.	6/20–12/31	—	—
Rodman Maritime Corp.(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rondine Management Corp.	Navios Victory	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Roselite Shipping Corporation	Navios Corali	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rumer Holding Ltd.	Navios Antares	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Sagittarius Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Samos Shipping Corporation	Nave Synergy	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Santorini Shipping Corporation(10)	TBN XIII	Marshall Is.	2/20–12/31	—	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Serifos Shipping Corporation	Nave Estella	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Seymour Trading Limited	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Shikhar Ventures S.A.(17)	Navios Stellar	Marshall Is.	1/01–12/31	1/01–12/31	9/08–12/31
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	1/01–12/31
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	1/01–12/31
Shinyo Kieran Limited(21)	Nave Universe	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	1/01–12/31
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	1/01–12/31
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	1/01–12/31	1/01–12/31	1/01–12/31
Shinyo Saowalak Limited(21)	Nave Constellation	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Silvanus Marine Company	Navios Summer	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Skopelos Shipping Corporation(20)	Nave Ariadne	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Solange Shipping Ltd.	Navios Avior	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Spetses Marine Shipping Corporation(1)	Navios Venus	Marshall Is.	6/26–12/31	—	—
Sui An Navigation Limited	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Sunstone Shipping Corporation	Copernicus N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Talia Shiptrade S.A.	Navios Magellan II	Marshall Is.	1/01–12/31	1/01–12/31	7/29–12/31
Tarak Shipping Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	4/26–12/31
Taurus Marine Corporation(4)	Former Vessel-Owning Company	Marshall Is.	9/26–12/31	—	—
Terpsichore Shipping Corporation(1)	Zim Falcon	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Teuta Maritime S.A.(2)	Navios Altair	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thalassa Marine S.A.	Navios Galaxy II	Marshall Is.	1/01–12/31	1/01–12/31	7/29-12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Thalia Shipping Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thera Shipping Corporation	Nave Atropos	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thetida Marine Co.	Navios Magnolia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thirasia Shipping Corporation(10)	TBN XIV	Marshall Is.	2/20–12/31	—	—
Tilos Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Trikeri Shipping Corporation(10)	TBN VIII	Marshall Is.	1/01–12/31	7/04–12/31	—
Tzia Shipping Corporation(3)	Nave Celeste	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Urania Shipping Corporation(1)	Zim Eagle	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Vatselo Enterprises Corp.(3)	Navios Alegria	Marshall Is.	1/01–12/31	1/01–12/31	6/24–12/31
Vega Shipping Corporation	Navios Vega	Marshall Is.	9/17–12/31	—	—
Veja Navigation Company	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Velour Management Corp.	Navios Vermilion	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Venetiko Shipping Corporation(1)	Navios Dolphin	Marshall Is.	3/14–12/31	—	—
Vernazza Shiptrade Inc.	Navios Canary	Marshall Is.	1/01–12/31	1/01–12/31	9/08–12/31
Vinetree Marine Company	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Vythos Marine Corp.	Navios Constellation	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Wenge Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
White Narcissus Marine S.A.(14), (16)	Navios Asteriks	Marshall Is.	1/01–12/31	1/01–12/31	9/08-12/31
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ziggy Shipping Limited (8)	TBN III	Marshall Is.	1/01–12/31	1/03–12/31	—
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

(1) The vessel was delivered/ acquired in 2024.

(2) The vessel was delivered/ acquired in 2023.

(3) The vessel was delivered/ acquired in 2022.

(4) The vessel was sold in 2024.

(5) The vessel was sold in 2023.

(6) The vessel was sold in 2022.

(7) The vessel was delivered/ acquired in 2025.

(8) Expected to be delivered in 2025.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(9) Expected to be delivered in 2026.

(10) Expected to be delivered in 2027.

(11) Expected to be delivered in 2028.

(12) The company was dissolved in 2023.

(13) Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(14) The vessel is agreed to be sold in 2025.

(15) The company was dissolved in 2024.

(16) The entity was redomiciled from Panama to the Marshall Islands on November 5, 2024.

(17) The entity was redomiciled from Liberia to the Marshall Islands on November 6, 2024.

(18) The entity was redomiciled from Liberia to the Marshall Islands on November 8, 2024.

(19) The entity was redomiciled from Liberia to the Marshall Islands on November 12, 2024.

(20) The entity was redomiciled from Cayman Islands to the Marshall Islands on November 18, 2024.

(21) The entity was redomiciled from British Virgin Islands to the Marshall Islands on November 22, 2024.

In December 2024, the Company completed the sale of Kleimar N.V. and its subsidiary, Bulkinvest S.A.. The two entities were included in the consolidated financial statements of 2022, 2023 and 2024.

During the fourth quarter of 2023, the Company completed the sale of Aphrodite Shipping Corporation, Zaffre Shipping Corporation, Anthos Shipping Inc. and Wave Shipping Corp.. The four entities were included in the consolidated financial statements of 2022 and 2023 (see Note 17 – Transactions with related parties and affiliates).

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
(e)
Restricted Cash: Restricted cash consists of amounts held in retention accounts in order to service debt and interest payments and cash collaterals, as required by certain of Navios Partners' credit facilities and financial liabilities.
(f)
Other investments: Other investments consist of time deposits with original maturities of greater than three months and less than 12 months. As of December 31, 2024 and December 31, 2023, other investments amounted to $12,289 and $47,000, respectively.
(g)
Accounts Receivable, Net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage, net of any allowance for receivables deemed uncollectible. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326, as discussed below. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. With regards to operating lease receivables, ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. During the years ended December 31, 2024, 2023 and 2022, the Company had no write offs of accounts receivable arising from operating leases deemed uncollectible.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Credit Losses Accounting

Under ASC 326, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the Consolidated Statements of Operations.

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

The allowance for credit losses was $0, $0 and $2,990 as of each of December 31, 2024, 2023 and 2022, respectively.

As of each of December 31, 2024, 2023 and 2022, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were held in time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of each of December 31, 2024, 2023 and 2022.

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
(i)
Vessels, Net: Vessels are stated at historical cost, which consists of the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and any material expenses incurred upon acquisition (improvements and delivery expenses) of second hand vessels. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. The fair value of the vessels is determined based on vessels' valuation, from independent third party shipbrokers. Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying Consolidated Statements of Operations. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s drybulk, containerships and tankers based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. The estimated scrap rate used to calculate the vessel’s scrap value is $340 per LWT as of each of December 31, 2024 and 2023.

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

(j)
Deposits for vessels acquisitions: Deposits for vessels acquisitions include (i) amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels (See Note 15 – Commitments and

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

contingencies); (ii) pre-delivery expenses and related costs provided under the Company’s existing agreements with the Manager (See Note 17 – Transactions with related parties and affiliates) and (iii) capitalized interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use). Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.
(k)
Assets Held for Sale: The Company's policy is to dispose vessels and other fixed assets when suitable opportunities occur and not necessarily to retain them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the vessel (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. On October 14, 2022, Navios Partners completed the sale of a 2007-built Ultra-Handymax vessel of 55,728 dwt, classified as held for sale upon her acquisition by Navios Holdings (see Note 2(l) – Summary of significant accounting policies), to an unrelated third party, for a net sales price of $13,965. No assets were classified as held for sale as of each of December 31, 2024 and 2023.
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

Undiscounted projected net operating cash flow analysis is performed by considering various assumptions and covers the remaining economic life of each vessel. These assumptions include revenue from existing time charters for fixed fleet days based on rates under Navios Partners’ remaining charter agreements and an estimated daily time charter equivalent rate for unfixed days. The latter is determined by using the one-year average historical time charter rates for the first year and the ten-year average historical one-year time charter rates for the remaining period. Revenue is included in the analysis net of brokerage and address commissions and commercial management fee, and excludes days associated with scheduled dry-dockings or special surveys. The analysis also incorporates estimates of scrap values and considers the probability of sale of each vessel. Planned expenditures for dry-dockings or special surveys are based on Navios Partners’ budget. Vessel operating expenses are based on industry data, assuming a 3.0% increase every second year starting in 2025. The utilization rate is based on the fleet's historical performance.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2024, 2023 and 2022, the amortization expense was $63,605, $43,321 and $28,917, respectively, and is presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations.

(o)
Deferred Finance Costs: Deferred finance costs include: (i) fees paid associated with obtaining credit facilities and financial liabilities or refinancing existing ones accounted for as loan modification, which are deferred and are presented as a deduction from the corresponding liability in the Consolidated Balance Sheets. These costs are amortized over the life of the related credit facility and financial liability using the effective interest rate method, and are presented under the caption “Interest expense and finance cost, net” in the Consolidated Statements of Operations and (ii) fees paid associated with obtaining credit facilities and financial liabilities to finance the acquisition of newbuilding vessels, remained undrawn at the balance sheet date, which are deferred and are presented under the caption “Other long-term assets” in the Consolidated Balance Sheets. The amortization of such costs, calculated using the straight-line method until the end of vessel’s construction period, is capitalized to the vessel’s cost. Unamortized fees relating to credit facilities and financial liabilities repaid or refinanced and accounted for as debt extinguishment are written off in the period the repayment, prepayment or extinguishment is made and included in the determination of gain or loss on debt extinguishment. Amortization and write-off of deferred finance costs, including amortization of debt discount, for each of the years ended December 31, 2024, 2023 and 2022 were $7,841, $7,188 and $5,349, respectively and are presented under the caption “Amortization and write-off of deferred finance costs and discount” in the Consolidated Statements of Cash Flows.
(p)
Intangible Assets and Unfavorable Lease Terms: Navios Partners’ intangible assets and liabilities consist of favorable and unfavorable lease terms. When an asset along with the current charter contract are acquired as part of a business combination and/or asset acquisition, intangible assets and unfavorable lease terms are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, contracted charter rates, remaining duration of the charter agreements, the level of utilization of its vessels and its relevant discount rate.

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

The amortizable value of favorable leases would be considered impaired if their carrying values could not be recovered from the future undiscounted cash flows associated with the assets. As of December 31, 2024 and 2023, the management of the Company, has considered various indicators and concluded that events and circumstances did not trigger the existence of potential impairment of its intangible assets and that a recoverability test, as described in paragraph (m) above, was not required. As of December 31, 2022, the management of the Company, after considering various indicators, performed an impairment test, as described in paragraph (m) above, which included intangible assets. As of December 31, 2024, 2023 and 2022, there was no impairment of intangible assets.

(q)
Foreign Currency Translation: Navios Partners' functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statements of Operations. The foreign currency gains/ (losses) recognized in the accompanying Consolidated Statements of Operations under the captions “Other income” or “Other expense”, for each of the years ended December 31, 2024, 2023 and 2022 were not material for any of these periods.
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

(s)
Segment Reporting: In accordance with ASC 280, the Company uses the “management approach” in determining reportable operating segments. The management approach is based on the internal organization and reporting used by the Company’s chief operating decision maker (the "CODM"), who is the Company’s Chairwoman and Chief Executive Officer, for making operating decisions and assessing performance. Navios Partners reports financial information and evaluates its operations primarily based on charter revenues, without differentiating by vessel type or the length of ship employment for its customers. The CODM does not use discrete financial information related to specific types of charters or vessels when evaluating operating results, allocating resources, or making decisions regarding the operations of the Company. The CODM evaluates performance, including monitoring budget versus actual results, using consolidated net income, which encompasses all expense categories as presented in the Consolidated Statements of Operations. As a result, Navios Partners has determined that it operates under one reportable segment and the assets of such segment are presented under the caption "Total assets" in the Consolidated Balance Sheets. For further details regarding the Company’s business, please refer to Note 1 – Description of business.
(t)
Revenue and Expense Recognition:

Revenue from time chartering and bareboat chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $1,207,066, $1,149,240 and $1,064,642 for the years ended December 31, 2024, 2023 and 2022, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue from voyage charters

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. In accordance with ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $91,844, $107,412 and $69,075 for the years ended December 31, 2024, 2023 and 2022, respectively.

Revenue from pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases under the scope of ASC 842 and is recognized for the applicable period when collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $35,156, $50,161 and $74,344 for the years ended December 31, 2024, 2023 and 2022, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer's average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit sharing revenue amounted to $0, $76 and $2,467 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydocking and special survey costs of certain vessels of Navios Partners’ fleet and certain extraordinary fees and costs, pursuant to the terms of the Management Agreements (as defined herein).

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

Vessel operating expenses: Pursuant to the management agreement effective until January 1, 2025 (the “Management Agreement”), the Manager, provided commercial and technical management services to Navios Partners’ vessels. For a detailed discussion of vessel operating expenses please see Note 17 – Transactions with related parties and affiliates.

General and administrative expenses: Pursuant to the administrative services agreement effective until January 1, 2025, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the terms of the agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For a detailed discussion of general and administrative expenses please see Note 17 – Transactions with related parties and affiliates.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(u)
Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, other investments, trade receivables and payables, amounts due from/(to) related parties, other receivables and other liabilities, credit facilities and financial liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: Navios Partners closely monitors its credit exposure to customers and counter-parties for credit risk. Navios Partners has entered into the Management Agreements (as defined herein) with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners’ various vessel employment contracts, the Manager has policies in place to ensure that they trade with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable and cash and cash equivalents. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows. See Note 4 – Accounts receivable, net.

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

(v)
Cash Distribution: As per the partnership agreement, within 45 days following the end of each quarter, to the extent and as may be declared by the Board, an amount equal to 100% of available cash, as defined therein, with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Cash distributions are recorded in the Company’s financial statements in the period in which they are declared. Navios Partners paid $6,132, $6,160 and $6,163 to its unitholders of common and general partnership units during the years ended December 31, 2024, 2023 and 2022, respectively.

(w)
Stock-based compensation: In February 2019, December 2019 and December 2018, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. Following the completion of the merger with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Partners assumed 8,116, after exchange on a 1 to 0.1275 basis, restricted common units granted in December 2018 to directors and officers of Navios Acquisition, which were based solely on service conditions and vested over four years. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

Navios Partners vested 0, 1,001 and 29,216 restricted common units during the years ended December 31, 2024, 2023 and 2022, respectively. See Note 13 – Repurchases and issuance of units.

(x)
Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. Under the laws of the Marshall Islands, Liberia, Cayman Islands, Hong Kong, British Virgin Islands, Panama and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or redomiciliation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been presented under the caption “Other expense” in the Consolidated Statements of Operations.
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

When the impairment indicators are present for any bareboat/time chartered-in vessel, the Company calculates the sum of the undiscounted projected net operating cash flows for such vessel and compares it to its carrying value (the “recoverability test”). Undiscounted projected net operating cash flow analysis is performed by considering various assumptions and covers the remaining lease term/ economic life of right-of-use assets under operating and finance leases, respectively. These assumptions include revenue from existing time charters for fixed fleet days based on rates under the Company’s remaining charter-out agreements and an estimated daily time charter equivalent rate for unfixed days. The latter is determined by using an average of

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

historical time charter-out rates. Revenue is included in the analysis net of brokerage and address commissions and commercial management fee, and excludes days associated with scheduled off-hires (for the bareboat/time chartered-in vessels), scheduled dry-dockings or special surveys. The analysis also incorporates estimates of scrap values. Planned expenditures for dry-dockings or special surveys are based on Navios Partners’ budget. Vessel operating expenses are based on industry data, assuming a 3.0% increase every second year for the bareboat/time chartered-in vessels starting in 2025. The utilization rate is based on the fleet’s historical performance. If the recoverability test indicates that impairment loss should be recognized, the determination of the lease asset’s fair value using discounted projected net operating cash flows requires the determination of the Company’s relevant discount factor.

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
(dd)
Other Comprehensive Income: The Company follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of equity. The Partnership has no such transactions affecting other comprehensive income and accordingly, for the years ended December 31, 2024, 2023 and 2022, comprehensive income equaled net income.
(ee)
Treasury units: Treasury units are units that are repurchased by the issuing entity, reducing the number of outstanding units in the open market. When units are repurchased, they may either be cancelled or held for reissue. If not cancelled, such units are referred to as treasury units. Treasury units are essentially the same as unissued capital and reduces ordinary partners’ capital. The cost of the acquired units is shown as a deduction from common unitholders’ capital. Dividends on such units held in the entity’s treasury are not reflected as income and not shown as a reduction in partners’ capital. Gains and losses on sales of treasury units are accounted for as adjustments to partners’ capital and not as part of income. Depending on whether the units are acquired for reissuance or retirement, treasury units is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired units will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common units to be accounted for under the cost method. Under this method, the treasury units account is charged for the aggregate cost of units reacquired.
(ff)
 Recent Accounting Pronouncements - Adopted: In November 2023, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates the annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is also permitted. The Company adopted this ASU during the year ended December 31, 2024. The adoption of this guidance modified the Company’s segment disclosures but had no impact on results of operations, cash flows or financial condition.
(gg)
Recent Accounting Pronouncements - Not yet adopted: In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

NOTE 3 – CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consist of the following:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$270,166	$240,378
Restricted cash	29,623	8,797
Total cash and cash equivalents and restricted cash	$299,789	$249,175

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

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$33,399	$42,237
Less: Allowance for credit losses	—	—
Accounts receivable, net	$33,399	$42,237

Charges to provisions for credit losses are summarized as follows:

Allowance for credit losses	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2024	$—	$—	$—	$—
Year ended December 31, 2023	$(2,990)	$—	$2,990	$—
Year ended December 31, 2022	$(2,990)	$—	$—	$(2,990)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2024, only one customer accounted for 10.0% or more of the Company’s total revenues and represented approximately 11.3% of the Company’s total revenues. For the years ended December 31, 2023 and 2022, no customer accounted for 10.0% or more of the Company’s total revenues.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2024	December 31, 2023
Prepaid voyage costs	$5,574	$7,350
Inventories	32,793	37,566
Claims receivable	5,719	8,507
Other	16,808	7,913
Total prepaid expenses and other current assets	$60,894	$61,336

Inventories are comprised of bunkers, lubricants and stores remaining on board as of December 31, 2024 and 2023.

Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 6 – VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$3,220,627	$(368,057)	$2,852,570
Additions/ (Depreciation)	1,202,206	(163,941)	1,038,265
Disposals	(130,683)	17,177	(113,506)
Balance December 31, 2022	$4,292,150	$(514,821)	$3,777,329
Additions/ (Depreciation)	432,773	(199,135)	233,638
Disposals	(301,462)	25,166	(276,296)
Balance December 31, 2023	$4,423,461	$(688,790)	$3,734,671
Additions/ Remeasurement of finance lease liability/ (Depreciation)	1,065,949	(209,950)	855,999
Disposals/ Impairment/ Transfers to owned vessels	(438,644)	89,266	(349,378)
Balance December 31, 2024	$5,050,766	$(809,474)	$4,241,292

The above balances as of December 31, 2024 are analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2023	$3,782,032	$(656,531)	$3,125,501
Additions/ (Depreciation)	1,040,523	(188,059)	852,464
Disposals/ Impairment	(228,261)	69,112	(159,149)
Balance December 31, 2024	$4,594,294	$(775,478)	$3,818,816

Right-of-use assets under finance lease	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2023	$641,429	$(32,259)	$609,170
Remeasurement of finance lease liability/ (Depreciation)	25,426	(21,891)	3,535
Transfers to owned vessels	(210,383)	20,154	(190,229)
Balance December 31, 2024	$456,472	$(33,996)	$422,476

During the years ended December 31, 2024, 2023 and 2022, the Company capitalized certain extraordinary fees and costs related to vessels' regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements that amounted to $32,013, $58,766 and $18,901, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows (see Note 17 – Transactions with related parties and affiliates).

Acquisition of Vessels

2024

During the year ended December 31, 2024, Navios Partners took delivery of 12 2024-built vessels (nine 5,300 TEU Containerships and three Aframax/LR2 tanker vessels), from various unrelated third parties, for an aggregate acquisition cost of $816,167 (including $68,893 capitalized expenses).

During the year ended December 31, 2024, Navios Partners paid an aggregate amount of $117,825 (including $1,166 capitalized expenses) to acquire from various unrelated third parties four Kamsarmax vessels, which were previously accounted for as right-of-use assets under finance leases. The Company derecognized the right-of-use assets under the finance leases and recognized the vessels at an aggregate cost of $164,398.

In June 2024, Navios Partners agreed to acquire from an unrelated third party the Navios Venus, a 2015-built Ultra-Handymax vessel of 61,339 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the lease classification, the Company has classified the above transaction as a finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,463, being an amount equal to the finance lease liability (see Note 10 – Borrowings). On December 27, 2024, Navios Partners acquired from an unrelated third party, the Navios Venus, for an acquisition cost of $26,683 (including $1,333 capitalized expenses), which was previously accounted for as a right-of-use asset under a finance lease. On the same date, the Company derecognized the right-of-use asset under finance lease and recognized the vessel at an aggregate cost of $27,954.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

2023

On November 9, 2023, Navios Partners took delivery of a 2023-built 5,300 TEU Containership, from an unrelated third party, for an acquisition cost of $66,733.

In August 2023, Navios Partners agreed to acquire from an unrelated third party a 2019-built Kamsarmax vessel of 81,692 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,561, being an amount equal to the finance lease liability (see Note 10 – Borrowings). On October 16, 2023, Navios Partners acquired from an unrelated third party, the Navios Horizon I, for an acquisition cost of $28,127, which was previously accounted for as a right-of-use asset under a finance lease. At the same date, the Company derecognized the right-of-use asset under finance lease and recognized the vessel at an aggregate cost of $27,555.

On June 21, 2023, Navios Partners took delivery of a 2023-built Capesize vessel of 182,212 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $64,600, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 10 - Borrowings), increased by the amount of $2,574, which was prepaid before the lease commencement.

On April 27, 2023, Navios Partners took delivery of a 2023-built Capesize vessel of 182,169 dwt , from an unrelated third party by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $50,890, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 10- Borrowings), increased by the amount of $2,579, which was prepaid before the lease commencement.

On March 29, 2023, Navios Partners took delivery of a 2023-built Capesize vessel of 182,115 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement, as a finance lease, and recognized a right-of-use asset at $46,146 being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 10– Borrowings), increased by the amount of $3,028, which was prepaid before the lease commencement.

On March 6, 2023, Navios Partners paid an amount of $42,879 (including $1,600 related to the scrubber system installation) and acquired from an unrelated third party, a 2016-built scrubber-fitted Capesize vessel of 181,221 dwt, which was previously accounted for as a right-of-use asset under a finance lease. At the same date, the Company derecognized the right-of-use asset under finance lease and recognized the vessel at an aggregate cost of $53,232.

On February 5, 2023, Navios Partners took delivery of a 2023-built Kamsarmax vessel of 82,010 dwt, from an unrelated third party, for an acquisition cost of $35,605 (including $1,305 capitalized expenses).

2022

On December 14, 2022, Navios Partners took delivery of a 2016-built Kamsarmax vessel of 84,852 dwt, from an unrelated third party, for an acquisition cost of $27,493 (including $243 capitalized expenses).

On November 17, 2022, Navios Partners took delivery of a 2022-built Capesize vessel of 182,064 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $44,753, including capitalized expenses, and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 10 – Borrowings), increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On September 21, 2022, Navios Partners took delivery of a 2022-built Capesize vessel of 182,079 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $44,254, including capitalized expenses, and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 10 – Borrowings), increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On September 13, 2022, Navios Partners took delivery of a 2022-built Capesize vessel of 182,393 dwt, from an unrelated third party, by entering into a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $55,804, including capitalized expenses, and recorded a

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

right-of-use asset at an amount equal to the finance lease liability (see Note 10 – Borrowings), increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On July 27, 2022, Navios Partners took delivery of a 2022-built Kamsarmax vessel of 82,003 dwt, from an unrelated third party, for an acquisition cost of $32,566 (including $986 capitalized expenses).

As of December 31, 2022, the Company’s capitalized expenses and deposits for the option to acquire vessels amounted to $16,745 that related to the acquisition of the three vessels.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, on July 29, 2022, the Company took delivery of ten vessels accounted for as finance leases for an acquisition cost of $389,436 and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 10 – Borrowings), increased with the allocated excess value and adjusted for the carrying amount of the straight-line effect of the liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. On September 8, 2022, the Company took delivery of 20 vessels held and used, accounted for as owned, for an acquisition cost of $588,939 (see Note 2(l) – Summary of significant accounting policies).

Sale of Vessels

2024

During the year ended December 31, 2024, Navios Partners sold ten vessels to various unrelated third parties for an aggregate net sales price of $190,293. Following the sale of such vessels, the aggregate amount of $42,859 (including the remaining carrying balance of drydock and special survey cost of $5,275) is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows.

2023

During the year ended December 31, 2023, Navios Partners sold 15 vessels to various unrelated third parties for an aggregate net sales price of $259,004. Following the sale of such vessels, the aggregate amount of $53,032 (including the aggregate remaining carrying balance of dry-dock and special survey cost of $12,033) is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations.

2022

During the year ended December 31, 2022, Navios Partners sold six vessels (excluding one vessel classified as held for sale) to various unrelated third parties for an aggregate net sales price of $270,511. The aggregate net carrying amount of the vessels, including the remaining carrying balance of dry-dock and special survey cost of $7,653, amounted to $113,246 as of the date of the sales.

Vessels “agreed to be sold”

2022

During the year ended December 31, 2022, Navios Partners agreed to sell seven vessels to various unrelated third parties for an aggregate sales price of $107,250. Following the sale of the above-mentioned six vessels and the sales agreed to during the year ended December 31, 2022, the aggregate amount of $149,352, including an impairment loss of $7,913 in connection with the committed sales of four vessels, was presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations.

Vessels impairment loss

2024

As at December 31, 2024, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners’ long-lived assets might exist and a recoverability test of certain of long-lived assets was performed. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations.

As at June 30, 2024, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that such indicators were present for certain of its dry bulk vessels, mainly due to Company’s intention to sell these

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

vessels.

During the year ended December 31, 2024, the undiscounted projected net operating cash flows for four vessels did not exceed the carrying value of each asset group and an impairment loss was recognized and calculated as the difference between the fair value of the vessel (see Note 12 – Fair value of financial instruments) and the carrying value of the asset group. As a result, an impairment loss of $17,099 was recognized and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations for the year ended December 31, 2024.

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

2022

As of December 31, 2022, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners' long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, a recoverability test of certain of long-lived assets was performed. During the year ended December 31, 2022, an impairment loss of $7,913, which was presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations, was recognized in connection with the committed sales of four vessels in January and February 2023, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell.

NOTE 7 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of December 31, 2024 and December 31, 2023 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2021	$195,854	$(95,432)	$100,422
Additions/ (Amortization)	15,790	(37,496)	(21,706)
Favorable lease terms December 31, 2022	$211,644	$(132,928)	$78,716
Amortization	—	(18,285)	(18,285)
Favorable lease terms December 31, 2023	$211,644	$(151,213)	$60,431
Amortization	—	(18,120)	(18,120)
Favorable lease terms December 31, 2024	$211,644	$(169,333)	$42,311

The aggregate amortization of the intangible assets for the years ending December 31 is estimated to be as follows:

Period	Amount
2025	$14,251
2026	8,215
2027	4,982
2028	4,982
2029	4,982
2030 and thereafter	4,899
Total	$42,311

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. As of December 31, 2024, the weighted average useful life of the remaining favorable lease terms was 4.6 years.

Intangible liabilities as of December 31, 2024 and December 31, 2023 consisted of the following:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2021	$231,019	$(108,538)	$122,481
Additions/ (Amortization)	388	(74,963)	(74,575)
Unfavorable lease terms December 31, 2022	$231,407	$(183,501)	$47,906
Amortization	—	(19,922)	(19,922)
Unfavorable lease terms December 31, 2023	$231,407	$(203,423)	$27,984
Amortization	—	(12,718)	(12,718)
Unfavorable lease terms December 31, 2024	$231,407	$(216,141)	$15,266

The aggregate amortization of the intangible liabilities for the years ending December 31 is estimated to be as follows:

Period	Amount
2025	$11,680
2026	3,586
2027	—
2028	—
2029	—
2030 and thereafter	—
Total	$15,266

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. As of December 31, 2024, the weighted average useful life of the remaining unfavorable lease terms was 1.3 years.

NOTE 8 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2024 and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Creditors	$9,635	$17,097
Brokers	7,323	6,918
Professional and legal fees	805	1,473
Total accounts payable	$17,763	$25,488

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2024 and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Accrued voyage expenses	$17,731	$10,641
Accrued loan interest	7,944	7,420
Accrued legal and professional fees	8,190	5,547
Total accrued expenses	$33,865	$23,608

As of December 31, 2024 and December 31, 2023, the amount of $5,893 and $4,016, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Partners in December 2024 and 2023, respectively, to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2024, and as of December 31, 2023, respectively. The total amount of $11,400, $9,855 and $7,605 was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022, respectively, and comprised of compensation authorized to the directors and officers of the Company.

NOTE 10 – BORROWINGS

Borrowings as of December 31, 2024 and December 31, 2023 consisted of the following:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	December 31, 2024	December 31, 2023
Credit facilities	$1,096,178	$908,288
Financial liabilities	731,206	502,275
Finance lease liabilities	325,784	468,414
Total borrowings	$2,153,168	$1,878,977
Less: Current portion of long-term borrowings, net	(266,222)	(285,036)
Less: Deferred finance costs, net	(24,231)	(17,514)
Long-term borrowings, net	$1,862,715	$1,576,427

As of December 31, 2024, the total borrowings, net of deferred finance costs were $2,128,937.

Credit Facilities

HAMBURG COMMERCIAL BANK AG: On December 17, 2024, Navios Partners entered into a credit facility with Hamburg Commercial Bank AG (“HCOB”) for a total amount up to $90,000 in order to refinance the existing indebtedness of seven of its vessels. On December 18, 2024, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $90,000. The facility matures in the fourth quarter of 2028 and bears interest at Compounded Secured Overnight Financing Rate (“Compounded SOFR”) plus 180 bps per annum.

On September 5, 2022, Navios Partners entered into a credit facility with HCOB for a total amount up to $210,000 in order to refinance the existing indebtedness of 20 of its vessels and for working capital purposes. On September 9, 2022, the full amount was drawn. During the year ended December 31, 2022, following the sale of two vessels, the aggregate amount of $10,239 was prepaid. During the year ended December 31, 2023, following the sale of two vessels, the aggregate amount of $14,182 was prepaid. During the year ended December 31, 2024, following the sale of three vessels, the aggregate amount of $13,349 was prepaid. During the year ended December 31, 2024, Navios Partners prepaid the amount of $16,032 relating to three drybulk vessels that were released from the facility. On December 18, 2024, the outstanding balance of $91,136 was fully prepaid and refinanced.

In August 2021, as amended on November 10, 2021 and December 7, 2021, Navios Acquisition entered into a loan agreement with HCOB, Alpha Bank S.A. and National Bank of Greece, of $190,216 in order to partially refinance the existing indebtedness of seven tanker vessels. Pursuant to an amendment in December 2021, two container vessels were added as collaterals. In January 2023, following the sale of a 2011-built Chemical Tanker vessel of 25,145 dwt and a 2010-built Chemical Tanker vessel of 25,130 dwt, the amount of $11,440 was prepaid. In May 2024, in relation to the sale of a 2009-built VLCC of 297,188 dwt, the amount of $16,568 was prepaid. On September 24, 2024, the outstanding balance of $81,218 was fully prepaid and refinanced.

HELLENIC BANK PUBLIC COMPANY LIMITED: On December 4, 2024, Navios Partners entered into a credit facility with Hellenic Bank Public Company Limited (“Hellenic Bank”) for a total amount up to $30,000 in order to refinance the existing indebtedness of four of its vessels. On December 6, 2024, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $30,000. The facility matures in the fourth quarter of 2029 and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) plus 175 bps per annum.

On May 9, 2022, Navios Partners entered into a credit facility with Hellenic Bank for a total amount up to $25,235 in order to refinance the existing indebtedness of five of its vessels and for working capital purposes. On May 11, 2022, the full amount was drawn. In January 2023, following the sale of one 2005-built MR2 Product Tanker vessel of 47,999 dwt, the amount of $3,700 was prepaid. As of December 31, 2024, the total outstanding balance was $11,965. The facility matures in the second quarter of 2027 and bears interest at Term SOFR plus a credit adjustment spread plus 250 bps per annum.

EUROBANK S.A: On September 27, 2024, Navios Partners entered into a credit facility with Eurobank S.A for a total amount up to $48,000 (divided into two advances) in order to refinance the existing indebtedness of three of its vessels (advance A) and to finance part of the acquisition cost of one Ultra-Handymax vessel (advance B). During the year ended December 31, 2024, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $46,950. The credit facility matures in the third quarter of 2028 in relation to advance A and the fourth quarter of 2030 in relation to advance B and bears interest at Term SOFR plus 70 bps per annum for any part of the loan secured by cash collateral and 175 bps per annum for the remaining drawn amount.

On May 2, 2023, Navios Partners entered into a credit facility with Eurobank S.A for a total amount up to $30,000 to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. On May 3, 2023, the full amount was drawn. During the year ended December 31, 2024, in relation to the sale of a 2009-built MR2 Product Tanker vessel of 50,470 dwt, the amount of $7,300 was prepaid. As of December 31, 2024, the total outstanding balance was $17,555. The facility matures in the second quarter of 2028 and bears interest at Term SOFR plus 100 bps per annum for any part of the loan (up to 70%) secured by cash collateral and 225 bps per annum for the remaining amount.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NATIONAL BANK OF GREECE S.A: On September 19, 2024, Navios Partners entered into a credit facility with National Bank of Greece S.A for a total amount up to $130,000 (divided into two tranches) in order to refinance the existing indebtedness of six of its vessels (tranche A) and to finance part of the acquisition cost of one Aframax/ LR2 newbuilding tanker vessel, currently under construction (tranche B). On September 20, 2024, the amount of $81,218 in relation to tranche A was drawn and tranche B remains to be drawn. As of December 31, 2024, the total outstanding balance was $77,873. The credit facility matures five years after each drawdown date and bears interest at Term SOFR (with option to switch to Compounded SOFR) plus 175 bps per annum and 150 bps per annum for drawn amounts of tranche A and tranche B, respectively.

On June 20, 2023, Navios Partners entered into a credit facility with National Bank of Greece S.A for a total amount up to $77,822 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. In June 2023, the full amount was drawn. During the year ended December 31, 2024, following the sale of a 2009-built MR2 Product Tanker vessel of 50,542 dwt, the amount of $7,137 was prepaid. As of December 31, 2024, the total outstanding balance was $56,211. The credit facility matures in the second quarter of 2028 and bears interest at Term SOFR (with option to switch to Compounded SOFR) plus 215 bps per annum.

ABN AMRO BANK N.V: On June 26, 2024, Navios Partners entered into a reducing revolving credit facility with ABN Amro Bank N.V (“ABN”) for a total amount up to $95,000 (divided into two tranches) in order to refinance the existing indebtedness of two of its vessels and to finance part of the acquisition cost of four dry bulk vessels. Following the deliveries of the four vessels, during the year ended December 31, 2024, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $90,750. The credit facility matures five years after each drawdown date and bears interest at Compounded SOFR (with option to switch to Term SOFR) plus 175 bps per annum.

On March 28, 2022, Navios Partners entered into a credit facility with ABN for a total amount up to $55,000 in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. On March 31, 2022, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $36,300. The facility matures in the first quarter of 2027 and bears interest at Compounded SOFR plus 225 bps per annum.

NORDEA BANK ABP: On January 3, 2024, Navios Partners entered into a credit facility with Nordea Bank ABP for a total amount up to $40,000 in order to refinance three tankers. On March 26, 2024, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $36,275. The credit facility matures in the first quarter of 2029 and bears interest at Compounded SOFR plus 195 bps per annum.

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK: On June 28, 2023, Navios Partners entered into a credit facility with Credit Agricole Corporate and Investment Bank for a total amount up to $62,400 in order to refinance the existing indebtedness of seven of its dry bulk vessels. On June 30, 2023, the full amount was drawn. During the year ended December 31, 2024, in relation to the sale of a 2006-built Kamsarmax vessel of 82,790 dwt, the amount of $3,818 was prepaid. As of December 31, 2024, the total outstanding balance was $42,298. The facility matures in the second quarter of 2026 and bears interest at Term SOFR plus 250 bps per annum.

BNP PARIBAS: On June 21, 2023, Navios Partners entered into a credit facility with BNP Paribas, Credit Agricole Corporate and Investment Bank and First-Citizens Bank & Trust Company for a total amount up to $107,600 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. On June 26, 2023, the full amount was drawn. In October 2024, following the sale of one 2005-built Panamax vessel of 76,596 dwt, the amount of $3,108 was prepaid. On November 14, 2024, Navios Partners prepaid the amount of $7,679 relating to one dry bulk vessel that was released from the facility. As of December 31, 2024, the total outstanding balance was $55,853. The facility matures in the second quarter of 2026 and bears interest at Compounded SOFR plus 250 bps per annum.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On June 12, 2023, Navios Partners entered into a credit facility with BNP Paribas for a total amount up to $40,000 in order to refinance the existing indebtedness of nine of its containerships. On June 16, 2023, the full amount was drawn. On April 29, 2024, Navios Partners prepaid the amount of $3,990 relating to one containership that was released from the facility. As of December 31, 2024, the total outstanding balance was $24,250. The credit facility matures in the second quarter of 2026 and bears interest at Compounded SOFR plus 250 bps per annum.

KFW IPEX-BANK GMBH: On April 25, 2023, Navios Partners entered into an export agency-backed facility with KFW IPEX-BANK GMBH (“KFW”) for a total amount up to $165,638 in order to finance the acquisition cost of two 7,700 TEU newbuilding containerships. As of December 31, 2024, the Company has drawn a total amount of $119,434 and $46,204 remains to be drawn. As of December 31, 2024, the total outstanding balance was $119,434. The credit facility is scheduled to mature 12 years after the delivery of each vessel and bears interest at Compounded SOFR plus 150 bps per annum.

On September 30, 2022, Navios Partners entered into a credit facility with KFW for a total amount up to $86,240 in order to finance part of the acquisition cost of two newbuilding containerships. Following the delivery of the two 5,300 TEU newbuilding containerships in November 2023 and January 2024, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $81,524. The credit facility matures in the fourth quarter of 2030 and the first quarter of 2031 and bears interest at Compounded SOFR plus 200 bps per annum.

SKANDINAVISKA ENSKILDA BANKEN AB: On April 19, 2023, Navios Partners entered into a credit facility with Skandinaviska Enskilda Banken AB (“Skandinaviska Enskilda”) for a total amount up to $65,000 in order to refinance the existing indebtedness of five of its tanker vessels and for general corporate purposes. On April 21, 2023, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $53,300. The facility matures in the second quarter of 2028 and bears interest at Compounded SOFR plus 200 bps per annum.

On June 29, 2022, Navios Partners entered into a credit facility with Skandinaviska Enskilda for a total amount up to $55,000 in order to refinance the existing indebtedness of four of its vessels and for general corporate purposes. On June 30, 2022, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $35,400. The facility matures in the second quarter of 2027 and bears interest at Compounded SOFR plus 225 bps per annum.

DNB (UK) LIMITED AND THE EXPORT-IMPORT BANK OF CHINA: On February 16, 2023, Navios Partners entered into a credit facility with DNB (UK) Limited and The Export-Import Bank of China for a total amount up to $161,600 in order to finance part of the contract price of four newbuilding containerships. Following the deliveries of the four 5,300 TEU newbuilding containerships, during the year ended December 31, 2024, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $156,540. The credit facility matures ten years after each drawdown date upon the delivery of the respective vessel and bears interest at Compounded SOFR plus 170 bps per annum.

FIRST-CITIZENS BANK & TRUST COMPANY: On December 21, 2022, Navios Partners entered into a credit facility with First-Citizens Bank & Trust Company for a total amount up to $44,200 in order to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. On January 9, 2023, the full amount was drawn. As of December 31, 2024, the total outstanding balance was $33,700. The facility matures in the first quarter of 2028 and bears interest at Term SOFR plus 195 bps per annum.

DNB BANK ASA: On December 13, 2021, Navios Partners entered into a sustainability linked credit facility with DNB Bank ASA for a total amount up to $72,710 for the refinancing of the existing credit facilities of three tanker vessels and two dry bulk vessels. On December 15, 2021, the full amount was drawn. On December 15, 2023, Navios Partners prepaid the amount of $37,075 relating to three tanker vessels that were released from the facility. On June 28, 2024, the total outstanding balance of $17,160 relating to the remaining two dry bulk vessels was fully prepaid.

On August 19, 2021, Navios Partners entered into a credit facility with DNB Bank ASA for a total amount up to $18,000, in order to finance part of the acquisition cost of the Navios Azimuth. On August 20, 2021, the full amount was drawn. On February 20, 2024, the total outstanding balance of $12,240 was fully prepaid.

Financial Liabilities

In November 2024, Navios Partners entered into a sale and leaseback agreement of $16,000 with an unrelated third party for the Navios Lumen, a 2009-built Capesize of 180,493 dwt. The bareboat charter-in has a duration of four years and provides for purchase options with fixed de-escalating purchase prices starting on the end of the second year. Since the purchase price is not equal to the expected fair value of the asset at the time the purchase option is exercised, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On December 19, 2024, the full amount was drawn. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $15,754. The sale and leaseback transaction matures in the fourth quarter of 2028 and bears interest at Term SOFR plus 241 bps per annum.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In February 2024, Navios Partners entered into a sale and leaseback agreement of $16,800 with an unrelated third party for the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In February 2024, Navios Partners declared its option to purchase the vessel at the end of the sixth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On March 15, 2024, the full amount was drawn. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $15,439. The sale and leaseback transaction matures in the first quarter of 2030 and bears interest at Term SOFR plus 225 bps per annum.

In January 2024, Navios Partners entered into a sale and leaseback agreement for a total amount up to $45,260 with an unrelated third party, in order to finance the acquisition of one 115,000 dwt Aframax/LR2 newbuilding tanker vessel. As of December 31, 2024, the total amount remained undrawn. The sale and leaseback agreement matures seven years after the drawdown date and bears interest at Term SOFR plus 190 bps per annum.

In November 2023, Navios Partners entered into sale and leaseback agreements of $175,600 with unrelated third parties, in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two Aframax/LR2 newbuilding tanker vessels. During the year ended December 31, 2024, in relation to the deliveries of the Nave Polaris, a 2024-built Aframax/LR2 tanker vessel of 115,698 dwt, the Navios Utmost, a 2024-built 5,300 TEU containership and the Navios Unite, a 2024-built 5,300 TEU containership, the amount of $131,750 was drawn and $43,850 remains to be drawn. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $131,098. The sale and leaseback transaction matures ten years after each drawdown date and bears interest at Term SOFR plus 200 bps per annum.

In October 2023, the Company entered into a sale and leaseback agreement of $22,800 with an unrelated third party in order to finance the acquisition of the Navios Horizon I. The bareboat charter-in has a duration of 12 years and provides for purchase options with fixed de-escalating prices starting on the end of the fourth year. Since the purchase price is not equal to the expected fair value of the asset at the time the purchase option is exercised, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as financial liability. On November 16, 2023, the full amount was drawn. The sale and leaseback transaction matures in the fourth quarter of 2035 and bears interest at Term SOFR plus 220 bps per annum. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $20,778.

In May 2023, Navios Partners entered into sale and leaseback agreements of $178,000 with unrelated third parties, in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two Aframax/LR2 newbuilding tanker vessels. During the year ended December 31, 2024, following the deliveries of the four vessels, the full amount was drawn. Navios Partners has a purchase option to acquire the vessels at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of each asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as a financial liability. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $172,415. The sale and leaseback transaction matures ten years after each drawdown date and bears interest at Term SOFR plus 210 bps per annum.

In February 2023, the Company entered into a sale and leaseback agreement of $32,000 with an unrelated third party, in order to finance the Navios Felix, a 2016-built Capesize vessel of 181,221 dwt. The bareboat charter-in has a duration of ten years and provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. Since the purchase price is not equal to the expected fair value of the asset at the time the purchase option is exercised, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On March 9, 2023, the full amount was drawn. The sale and leaseback transaction matures in the first quarter of 2033 and following the amendment dated June 29, 2023 bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $26,271.

On December 5, 2022, the Company entered into a sale and leaseback agreement of $10,500 with an unrelated third party for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the third year. In December 2022, Navios Partners declared its option to purchase the vessel at the end of the fourth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On December 15, 2022, the full amount was drawn. In December 2024, following the sale of the Navios Sagittarius, the outstanding balance under the sale and leaseback agreement of $6,750 was fully prepaid.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On November 15, 2022, the Company entered into a sale and leaseback agreement of $24,000 with an unrelated third party for the Navios Alegria, a 2016-built Kamsarmax vessel of 84,852 dwt. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On December 7, 2022, the full amount was drawn. The agreement matures in the fourth quarter of 2032 and following the amendment dated August 13, 2023 bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement of the Navios Alegria was $19,078.

In October 2022, Navios Partners completed a $100,000 sale and leaseback transaction with unrelated third parties to refinance the existing sale and leaseback transaction of 12 containerships. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Partners drew the entire amount on October 31, 2022, net of discount of $800. In May 2024, in relation to the sale of one 2007-built 3,450 TEU containership, the amount of $4,411 was prepaid. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $47,771. The sale and leaseback agreement matures in the first quarter of 2026 and bears interest at Term SOFR plus 210 bps per annum.

Pursuant to a novation agreement dated January 28, 2022, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Kamsarmax vessel of 82,010 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Meridian. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In January 2022, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease and as such, a sale and leaseback of the asset occurs at the commencement date of the lease (upon the completion of construction). Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In February 2023, Navios Partners took delivery of the Navios Meridian and recognized an amount of $27,440 as financial liability in accordance with ASC 842-40. The sale and leaseback transaction matures in the first quarter of 2033 and following the amendment dated August 4, 2023 bears interest at Term SOFR plus 191 bps per annum. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $23,934.

Pursuant to a novation agreement dated December 20, 2021, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Kamsarmax vessel of 82,003 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Primavera. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease and as such, a sale and leaseback of the asset occurs at the commencement date of the lease (upon the completion of construction). In July 2022, Navios Partners took delivery of the Navios Primavera, and entered into sale and leaseback agreement with an unrelated third party for $25,264. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreement matures in the third quarter of 2032. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $21,940.

On August 16, 2021, the Company entered into a sale and leaseback agreement of $15,000 with an unrelated third party for the Navios Pollux, a 2009-built Capesize vessel of 180,727 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On August 25, 2021, the full amount was drawn. The agreement matures in the third quarter of 2027. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement of the Navios Pollux was $9,611.

In June 2021, the Company entered into a sale and leaseback agreement of $15,000, with unrelated third parties for the Navios Bonavis, a 2009- built Capesize vessel of 180,022 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2021, the full amount was drawn. The agreement matures in the second quarter of 2027. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement of the Navios Bonavis was $9,334.

In June 2021, the Company entered into a sale and leaseback agreement of $18,500, with unrelated third parties for the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

the sale and leaseback agreement as a financial liability. On June 28, 2021, the full amount was drawn. The agreement matures in the second quarter of 2030. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement of the Navios Ray was $13,748.

On July 2, 2019, the Company entered into a sale and leaseback agreement of $22,000, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 178,929 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On July 24, 2019, the full amount was drawn. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $15,138. The agreement matures in the third quarter of 2030.

On April 5, 2019, the Company entered into a sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On April 11, 2019, the full amount was drawn. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $12,957. The agreement matures in the second quarter of 2029.

In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. In October 2023, following the sale of the Navios Beaufiks a purchase obligation of $6,528 was fully prepaid. The sale and leaseback agreement of the Navios Fantastiks matured in the third quarter of 2024 and was fully repaid.

Upon completion of the merger with Navios Maritime Containers L.P. (“Navios Containers”), Navios Partners assumed the following financial liability:

On March 11, 2020, Navios Containers completed a $119,060 sale and leaseback transaction with unrelated third parties to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Containers drew the entire amount on March 13, 2020, net of discount of $1,191. In September 2022, following the sale of two 2006-built container vessels of 8,204 TEU each, the amount of $24,642 was prepaid. Following the prepayment the sale and leaseback agreement matures in March 2027 for the two 10,000 TEU containerships. In August 2023, the Company amended the sale and leaseback agreements to bear interest at Term SOFR plus 225 bps per annum. As of December 31, 2024, the outstanding balance under this sale and leaseback transaction was $43,594.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following financial liabilities:

In August 2019, Navios Acquisition entered into a sale and leaseback agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition had a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price was not equal to the expected fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. Pursuant to and an amendment dated July 2023, the agreement bore interest at Term SOFR plus an implied margin of 400 bps per annum. The sale and leaseback agreement matured in August 2024 and was fully repaid.

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, Navios Acquisition did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. In April 2018, Navios Acquisition drew $71,500 under this agreement. The sale and leaseback agreement matures in April 2029 and bears interest at Term SOFR plus 190 bps per annum. As of December 31, 2024, the outstanding balance under this agreement was $31,281.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners assumed the following financial liabilities:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In July 2022, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $22,000 in order to finance a Panamax vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the third quarter of 2032. Pursuant to the amendment dated June 27, 2023, the agreement bears interest at Term SOFR plus 166 bps per annum. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $17,250.

In February 2022, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $12,000 in order to finance a Panamax vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2027. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $6,502.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2029. Following the amendment dated June 27, 2023, the agreement bears interest at Term SOFR plus margin of 211 bps per annum. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $11,286.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the fourth quarter of 2029. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $13,738.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $20,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the fourth quarter of 2027. Pursuant to the amendment dated June 19, 2023, the agreement and bears interest at Term SOFR plus 311 bps per annum. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $11,521.

In November 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners had a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matured in the fourth quarter of 2029. In December 2024, the outstanding balance under the sale and leaseback agreement of $13,849 was prepaid.

In February 2020, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $35,000 in order to finance a Capesize vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2032 and following the amendment dated June 28, 2023 bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $21,205.

In November 2019, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $33,000 in order to finance a Capesize vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2032. Pursuant to the amendment dated June 28, 2023 the agreement bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2024, the outstanding balance under the sale and leaseback agreement was $19,563.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Finance Lease Liabilities

In June 2024, Navios Partners agreed to acquire from an unrelated third party the Navios Venus, a previously chartered-in, 2015-built Ultra-Handymax vessel of 61,339 dwt, which was previously accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as finance lease, as of the effective date of the modification. Consequently, as per ASC 842-10-25-11, the Company reallocated the remaining consideration in the contract and remeasured the lease liability using an updated incremental borrowing rate of approximately 6%. In December 2024, the Company acquired the Navios Venus and repaid in full the outstanding balance of the finance lease liability as of that date.

On June 21, 2023, Navios Partners took delivery of the Navios Amethyst, a 2023-built Capesize vessel of 182,212 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.4%. As of December 31, 2024, the outstanding balance was $56,735 and is repayable in 14 years.

On April 27, 2023, Navios Partners took delivery of the Navios Sakura, a 2023-built Capesize vessel of 182,169 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting at the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.5%. As of December 31, 2024, the outstanding balance was $43,077 and is repayable in 14 years.

On March 29, 2023, Navios Partners took delivery of the Navios Altair, a 2023-built Capesize vessel of 182,115 dwt under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6.5%. As of December 31, 2024, the outstanding balance was $38,704 and is repayable in 14 years.

On November 17, 2022, Navios Partners took delivery of the Navios Azalea, a 2022-built Capesize vessel of 182,064 dwt, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7%. As of December 31, 2024, the outstanding balance was $37,147 and is repayable in 13 years.

On September 21, 2022, Navios Partners took delivery of the Navios Armonia, a 2022-built Capesize vessel of 182,079 dwt, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 7% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period. As of December 31, 2024, the outstanding balance was $36,893 and is repayable in 13 years.

On September 13, 2022, Navios Partners took delivery of the Navios Astra, a 2022-built Capesize vessel of 182,393 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In December 2021, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $42,781, based on the net present value of the remaining charter-in payments including the purchase obligation to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7%. As of December 31, 2024, the outstanding balance was $37,134 and is repayable in eight years.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners, upon reassessing the classification of the following leases in accordance with the criteria in ASC 842 Leases, recognized the following finance lease liabilities:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On July 29, 2022, Navios Partners took delivery of the Navios Magellan II, a 2020-built Kamsarmax vessel of 82,037 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $19,385 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2024, the outstanding balance was $16,709 and is repayable in six years.

On July 29, 2022, Navios Partners took delivery of the Navios Galaxy II, a 2020-built Kamsarmax vessel of 81,789 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,702 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2024, the outstanding balance was $14,568 and is repayable in six years.

On July 29, 2022, Navios Partners took delivery of the Navios Uranus, a 2019-built Kamsarmax vessel of 81,821 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,607, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2024, the outstanding balance was $14,503 and is repayable in five years.

On July 29, 2022, Navios Partners took delivery of the Navios Felicity I, a 2020-built Kamsarmax vessel of 81,962 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,473, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2024, the outstanding balance was $15,103 and is repayable in five years.

On July 29, 2022, Navios Partners took delivery of the Navios Herakles I, a 2019-built Kamsarmax vessel of 82,036 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,791 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2024, the outstanding balance was $15,211 and is repayable in five years.

On July 29, 2022, Navios Partners took delivery of the Navios Coral, a 2016-built Kamsarmax vessel of 84,904 dwt, for a remaining three-year charter-in agreement. The charter-in provided for purchase options with de-escalating purchase prices. The Company had performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement was a finance lease. Consequently, the Company had recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first quarter of 2024, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was decreased by $636. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 6 – Vessels, net). In June 2024, the Company acquired the Navios Coral and repaid in full the outstanding balance of the finance lease liability as of that date.

On July 29, 2022, Navios Partners took delivery of the Navios Amber, a 2015-built Kamsarmax vessel of 80,909 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first quarter of 2024, the Company declared its option to extend the charter period for one year and declared its option to acquire the vessel. Under the ASC 842, the extension of the charter period is considered as a lease modification. Consequently, the Company reallocated the remaining consideration in the contract and remeasured the finance lease liability by using the updated Company’s incremental borrowing rate of approximately 6%. The finance lease liability recognized at the date of modification was increased by $592. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 6 – Vessels, net). In September 2024, the Company acquired the Navios Amber and repaid in full the outstanding balance of the finance lease liability as of that date.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On July 29, 2022, Navios Partners took delivery of the Navios Citrine, a 2017-built Kamsarmax vessel of 81,626 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first quarter of 2024, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was decreased by $969. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 6 – Vessels, net). In July 2024, the Company acquired the Navios Citrine and repaid in full the outstanding balance of the finance lease liability as of that date.

On July 29, 2022, Navios Partners took delivery of the Navios Dolphin, a 2017-built Kamsarmax vessel of 81,630 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first quarter of 2024, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was decreased by $1,024. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 6 – Vessels, net). In July 2024, the Company acquired the Navios Dolphin and repaid in full the outstanding balance of the finance lease liability as of that date.

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

For the years ended December 31, 2024, 2023 and 2022, payments related to the finance lease liabilities amounted to $25,672, $26,172 and $10,389, respectively, and are presented under the caption “Repayment of long-term debt and financial liabilities” in the Consolidated Statements of Cash Flows.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Covenants and Other Terms of Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels and the payables under the Management Agreements (defined herein).

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

As of December 31, 2024, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings were 6.9%, 7.2% and 5.3% for the years ended December 31, 2024, 2023 and 2022, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of December 31, 2024, based on the repayment schedules of the respective credit facilities, financial liabilities and finance lease liabilities (as described above).

Period	Amount
2025	$272,035
2026	345,207
2027	283,352
2028	293,736
2029	241,480
2030 and thereafter	717,358
Total	$2,153,168

NOTE 11 – INTEREST EXPENSE AND FINANCE COST, NET

Interest expense and finance cost, net for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Interest expense incurred on credit facilities and financial liabilities	$110,830	$110,818	$71,508
Interest expense incurred on finance lease liabilities	28,602	30,313	12,243
Interest expense capitalized related to deposits for vessel acquisitions	(23,209)	(19,457)	(6,537)
Amortization of finance charges	7,841	7,188	5,349
Discount effect of long-term assets and other finance costs	465	4,780	528
Total interest expense and finance cost, net	$124,529	$133,642	$83,091

Interest expense incurred on deposits for vessels acquisitions was initially capitalized under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

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

Amounts due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the Consolidated Balance Sheets approximates its fair value.

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

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2024		December 31, 2023
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$270,166	$270,166	$240,378	$240,378
Restricted cash	$29,623	$29,623	$8,797	$8,797
Other investments	$12,289	$12,289	$47,000	$47,000
Amounts due from related parties, short-term	$36,620	$36,620	$—	$—
Amounts due from related parties, long-term	$—	$—	$39,570	$39,570
Amounts due to related parties, short-term	$—	$—	$(32,026)	$(32,026)
Credit facilities and financial liabilities, including current portion, net	$(1,803,153)	$(1,827,384)	$(1,393,049)	$(1,410,563)

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2024.

	Fair Value Measurements as at December 31, 2024
	Total	Level I	Level II	Level III
Cash and cash equivalents	$270,166	$270,166	$—	$—
Restricted cash	$29,623	$29,623	$—	$—
Other investments	$12,289	$12,289	$—	$—
Amounts due from related parties, short-term	$36,620	$—	$36,620	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,827,384)	$—	$(1,827,384)	$—

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

As at December 31, 2024 and June 30, 2024, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis, was based on the third party valuation reports and was categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements as at December 31, 2024
	Total	Level I	Level II	Level III
Vessels, net	$21,250	$—	$21,250	$—

	Fair Value Measurements as at June 30, 2024
	Total	Level I	Level II	Level III
Vessels, net	$25,510	$—	$25,510	$—

As at December 31, 2023, the estimated fair value of the Company’s right-of-use asset measured at fair value on a non-recurring basis, is based on what a market participant would pay for the right-of-use asset for its highest and best use calculated using discounted cash flow, which comprises various assumptions, including the Company’s discount factor of 11.0% and is categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements as at December 31, 2023
	Total	Level I	Level II	Level III
Operating leases	$3,595	$—	$—	$3,595

NOTE 13 – REPURCHASES AND ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of December 31, 2024, the Company had repurchased 489,955 common units, for a total cost of approximately $25,000. As of March 20, 2025, the Company had repurchased 696,945 common units, for a total cost of approximately $33,825.

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $0, $4, and $10 for the years ended December 31, 2024, 2023 and 2022, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2024, 2023 and 2022.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $8. The effect of compensation expense arising from the restricted common units described above for the years ended December 31, 2024, 2023 and 2022, amounted to $0, $0, and $23, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Operations. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2024 and 2023. During the year ended December 31, 2022, the Company forfeited 12,699 unvested restricted common units and cancelled 259 general partnership units.

In December 2018, Navios Partners authorized the granting of 97,633 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 1,993 general partnership units to its general partner for net proceeds of $27. The effect of compensation expense arising from the restricted common units described above amounted to $0, $0, and $79 for the years ended December 31, 2024, 2023 and 2022 respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2024, 2023 and 2022.

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant or the date that the grants were exchanged upon completion of the merger with Navios Acquisition. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Upon the completion of the merger with Navios Acquisition, the unvested restricted common units were 8,116 after exchange on a 1 to 0.1275 basis. The effect of compensation expense arising from the restricted common units described above amounted to $0, $0 and $42 for the years ended December 31, 2024, 2023 and 2022, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the years ended December 31, 2024, 2023 and 2022.

As of each of December 31, 2024 and 2023, there were no restricted common units outstanding that remained unvested.

Common unitholders have limited voting rights and the Company’s partnership agreement restricts the voting rights of common unitholders owning more than 4.9% of the Company’s common units.

NOTE 14 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of the Marshall Islands, Liberia, Cayman Islands, Hong Kong, Panama, British Virgin Islands and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or redomiciliation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel expenses in the accompanying Consolidated Statements of Operations.

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

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding tanker vessels, from an unrelated third party, for a purchase price of $58,500 each (plus $4,158 per vessel in additional features). On May 13, 2024, August 12, 2024, October 21, 2024 and January 14, 2025, Navios Partners took delivery of the Nave Cosmos, the Nave Polaris, the Nave Photon and the Nave Neutrino, respectively. Navios Partners agreed to pay in total $23,400 plus extras in four installments for each vessel and the remaining amount of $35,100 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2022, the first installment of each vessel of $6,266, or $25,063 accumulated for the four vessels was paid. During the year ended December 31, 2023, the aggregate amount of $31,329 in relation to the second installment for the four vessels and the third installment for one of the vessels was paid. During the year ended December 31, 2024, the aggregate amount of $156,645 in relation to the third installment for the other three vessels, the fourth installment for the four vessels and the last installment for three of the vessels was paid. As of December 31, 2024, the total amount of $25,063 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In June 2022, Navios Partners agreed to purchase two liquefied natural gas (LNG) dual fuel 7,700 TEU newbuilding containerships, from an unrelated third party, for an amended purchase price of $115,510 each (original price of $120,610 each). On January 20, 2025 and February 17, 2025, Navios Partners took delivery of the HMM Ocean and HMM Sky, respectively. Navios Partners agreed to pay in total $92,408 in four installments for each vessel and the remaining amount of $23,102 for each vessel will be paid upon delivery of the vessel. During the year ended December 31, 2022, the first installment of each vessel of $23,102, or $46,204 accumulated for the two vessels, was paid. During the year ended December 31, 2023, the aggregate amount of $103,959 in relation to the second and third installment for the two vessels, was paid. During the year ended December 31, 2024, the aggregate amount of $34,653 in relation to the fourth installment for the two vessels was paid. As of December 31, 2024, the total amount of $184,816 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In November 2022, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding tanker vessels, from an unrelated third party, for a purchase price of $60,500 each (plus $4,158 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2025. Navios Partners agreed to pay in total $24,200, plus extras in four installments for each vessel and the remaining amount of $36,300 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2023, the aggregate amount of $12,100 in relation to the first installment for the two vessels, was paid. During the year ended December 31, 2024, the aggregate amount of $30,250 in relation to the second installment for the two vessels, the third installment for the two vessels and the fourth installment for one of the vessels, was paid. As of December 31, 2024, the total amount of $42,350 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

In December 2022, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2025 and the first half of 2026. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of December 31, 2024, the total amount of $11,810, including capitalized expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

During the second quarter of 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of December 31, 2024, the total amount of $11,650, including capitalized expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In August 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $20,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. During the year ended December 31, 2023, the aggregate amount of

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

$10,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of December 31, 2024, the total amount of $12,739, including capitalized expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

During the third quarter of 2023, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels, from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2026. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2024, the aggregate amount of $55,125 in relation to the first installment for the four vessels and the second installment for three of the vessels, was paid. As of December 31, 2024, the total amount of $55,125 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

During the first quarter of 2024, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2027. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2024, the aggregate amount of $18,375 in relation to the first installment for the two vessels was paid. As of December 31, 2024, the total amount of $18,375 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

During the second quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2026. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550 plus extras for each vessel will be paid upon delivery of each vessel.

During the second quarter of 2024, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $62,250 (plus $3,300 per vessel in additional features) for each of the first two vessels and a purchase price of $63,000 (plus $3,300 per vessel in additional features) for each of the other two vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2027 and the first half of 2028. For the first two vessels, Navios Partners agreed to pay in total $34,238, plus extras in four installments for each vessel and the remaining amount of $28,012, plus extras for each vessel will be paid upon delivery of each vessel. For the other two vessels, Navios Partners agreed to pay in total $34,650, plus extras in four installments for each vessel and the remaining amount of $28,350, plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2024, the aggregate amount of $62,625 in relation to the first installment for each of the vessels was paid. As of December 31, 2024, the total amount of $62,625 is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

During the third quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026 and the first half of 2027. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550, plus extras for each vessel will be paid upon delivery of each vessel.

As of December 31, 2024, an amount of $56,543 related to capitalized costs is presented under the caption “Deposits for vessels acquisitions” in the Consolidated Balance Sheets.

As of December 31, 2024, the Company’s future minimum lease commitments under the Company’s bareboat-in contracts for undelivered vessels, are as follows:

Period	Amount
2025	$1,025
2026	6,932
2027	17,574
2028	18,666
2029	18,615
2030 and thereafter	123,483
Total	$186,295

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 16 – FUTURE MINIMUM CONTRACTUAL REVENUE

As of December 31, 2024, the Company’s future minimum non-cancellable contractual lease income (charter-out rates, net of commissions and commercial management fee and assuming no off-hires days), excluding contracted revenue from vessels under construction and vessels operated under index-linked contracts, is as follows:

Period	Amount
2025	$768,697
2026	515,166
2027	340,070
2028	247,171
2029	136,906
2030 and thereafter	29,843
Total	$2,037,853

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

Following the completion of the merger with Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by the Manager pursuant to the terms of Navios Acquisition’s management agreement with Navios Tankers Management Inc. (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”).

The Manager provided commercial and technical management services to Navios Partners’ vessels: (i) until December 31, 2022, vessel operating expenses were fixed for a daily fee of: (a) $4.48 per Ultra-Handymax vessel; (b) $4.58 per Panamax vessel; (c) $5.57 per Capesize vessel; (d) $6.28 per Containership of TEU 1,300 up to 3,400; (e) $6.40 per Containership of TEU 3,450 up to 4,999; (f) $7.11 per Containership of TEU 6,800; (g) $8.01 per Containership of TEU 8,000 up to 9,999; (h) $8.52 per Containership of TEU 10,000 up to 11,999; (i) $7.03 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.44 per LR1 product tanker vessel; and (k) $9.94 per VLCC; (ii) until December 31, 2023, vessel operating expenses were fixed for a daily fee of: (a) $4.62 per Ultra-Handymax vessel; (b) $4.72 per Panamax vessel; (c) $5.74 per Capesize vessel; (d) $6.47 per Containership of TEU 1,300 up to 3,400; (e) $6.59 per Containership of TEU 3,450 up to 4,999; (f) $7.32 per Containership of TEU 5,000 up to 6,800; (g) $8.25 per Containership of TEU 8,000 up to 9,999; (h) $8.77 per Containership of TEU 10,000 up to 11,999; (i) $7.24 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.67 per LR1 product tanker vessel; and (k) $10.24 per VLCC; (iii) commencing from January 1, 2024 vessel operating expenses were fixed for one year for a daily fee of: (a) $4.75 per Ultra-Handymax vessel; (b) $4.86 per Panamax vessel; (c) $5.91 per Capesize vessel; (d) $6.67 per Containership of TEU 1,300 up to 3,400; (e) $6.79 per Containership of TEU 3,450 up to 4,999; (f) $7.54 per Containership of TEU 5,000 up to 6,800; (g) $8.50 per Containership of TEU 8,000 up to 9,999; (h) $9.04 per Containership of TEU 10,000 up to 11,999; (i) $7.46 per MR2 and MR1 product tanker vessel; (j) $7.90 per LR2 and LR1 product tanker vessel; (k) $10.55 per VLCC; and (l) at cost for specialized transhipper vessels.

The Management Agreements also provided for a technical and commercial management fee of $0.05 per day per vessel and a management fee of $0.55 per day per specialized transhipper vessel and an annual increase of 3% of the fixed daily fee after January 1, 2022 for the remaining period unless agreed otherwise.

Pursuant to the acquisition of the 36-vessel drybulk fleet from Navios Holdings, which included time charter-in vessels, Navios Partners and the Manager, on July 25, 2022, amended the Management Agreement to include a technical and commercial management fee of $0.025 per time charter-in vessel per day.

The Management Agreements also provided for payment of a termination fee, equal to the fixed daily fees and other fees charged for the full calendar year preceding the termination date in the event the agreements are terminated on or before its term.

Drydocking expenses are reimbursed at cost for all vessels.

In August 2024, Navios Partners renewed its Management Agreements with the Manager commencing January 1, 2025, for a term of ten years, renewing annually (the “Master Management Agreement”), At the same time, Navios Partners renewed for a term of ten years its administrative services agreement (the “Administrative Services Agreement” and together with the Master Management Agreement the “Agreements”) The Conflicts Committee of the Board of Directors, consisting of independent

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

directors, negotiated and approved the Agreements with the advice of Watson Farley & Williams LLP as legal advisor and KPMG Advisors Single Member S.A. (a member firm of the KPMG global organization of independent member firms) as financial advisor.

The Master Management Agreement provides for technical and commercial management and related specialized services based on fee structure, including: (i) a technical management fee of $0.95 per day per owned vessel; (ii) a commercial management fee of 1.25% on revenues; (iii) an S&P fee of 1% on purchase or sales price; and (iv) fees for other specialized services (e.g. supervision of newbuilding vessels). Fixed fees will be adjusted annually for United States Consumer Price Index. The Master Management Agreement also allows for fixed incentive awards if equity returns exceed certain thresholds, as identified in such agreement, upon the unanimous consent of the Board of Directors of Navios Partners. The Master Management Agreement also provides for payment of a termination fee, which is equal to the net present value of the technical and commercial management fees charged for the most recent calendar year, as set forth in the latest audited annual financial statements for the number of years remaining for the Master Management Agreement, using a 6% discount rate.

During the years ended December 31, 2024, 2023 and 2022, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements under the Management Agreements, amounted to $31,995, $57,166 and $18,901, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows.

During the years ended December 31, 2024, 2023 and 2022, additional remuneration in accordance with the Management Agreements amounted to $4,141, $4,730 and $3,479, respectively, related to superintendent attendances and claims preparation and are presented under the captions of “Direct vessel expenses” in the Consolidated Statements of Operations, “Vessels, net”, “Deferred dry dock and special survey costs, net” and “Prepaid expenses and other current assets” in the Consolidated Balance Sheets.

During the years ended December 31, 2024, 2023 and 2022, certain extraordinary crewing fees and costs amounted to $322, $3,047 and $11,262, respectively, and are presented under the caption of “Direct vessel expenses” in the Consolidated Statements of Operations.

Total vessel operating expenses for each of the years ended December 31, 2024, 2023 and 2022 amounted to $349,160, $331,653 and $312,022, respectively.

General and administrative expenses: The Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other The Manager is reimbursed for reasonable allocable general and administrative costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its agreement with the Manager until January 1, 2025. The agreement also provides for payment of a termination fee, which is equal to the fees charged for the full calendar year preceding the termination date in the event the agreement is terminated on or before its term.

In August 2024, Navios Partners renewed its administrative services agreement commencing January 1, 2025, for a term of ten years, renewing annually (the “Administrative Services Agreement”). The Conflicts Committee of the Board of Directors, consisting of independent directors, negotiated and approved the Agreement with the advice of Watson Farley & Williams LLP as legal advisor and KPMG Advisors Single Member S.A. (a member firm of the KPMG global organization of independent member firms) as financial advisor. The Administrative Services Agreement provides for reimbursement of allocable general and administrative costs. The Administrative Services Agreement also provides for payment of a termination fee, which is equal to the costs charged for the most recent calendar year, as set forth in the latest audited annual financial statements.

During the years ended December 31, 2024 and 2023, allocable general and administrative costs recorded under the captions “Deposits for vessels acquisitions” and “Other long-term assets” in the Consolidated Balance Sheets, amounted to $9,925 and $7,425, respectively, (see Note 2(j) – Summary of significant accounting policies).

Total general and administrative expenses charged by the Manager for each of the years ended December 31, 2024, 2023 and 2022 amounted to $63,776, $59,946 and $50,190, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Balance due from/ (to) related parties: Balance due from/ (to) Manager, short-term as of December 31, 2024 and December 31, 2023 amounted to $34,089 and $(32,026), respectively. Balance due from Manager, long-term as of December 31, 2024 and December 31, 2023 amounted to $0 and $39,570, respectively. The balances mainly consisted of administrative expenses, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements and are presented under the captions “Amounts due from related parties” and “Amounts due to related parties” in the Consolidated Balance Sheets.

In October 2023, Navios Partners entered into a time charter agreement with a subsidiary of its affiliate Navios South American Logistics Inc. for the Navios Vega, a 2009-built transhipper vessel. The vessel was delivered during the first quarter of 2024. The term of this time charter agreement is approximately five years, at a rate of $25.8 per day and for the year ended December 31, 2024, the amount of $8,067 is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations. In accordance with an addendum to the time charter agreement, dated in March 2025, the daily rate was amended as follows: (a) $14.0 per day, effective from January 1, 2025, through December 31, 2026; (b) $38.8 per day effective from January 1, 2027, through December 31, 2028; and (c) $25.8 per day effective from January 1, 2029, until termination. This transaction was negotiated with, and unanimously approved by, the conflicts committee of Navios Partners. As of December 31, 2024, balance due from the above mentioned related party company amounted to $2,531, is presented under the caption “Amounts due from related parties” in the Consolidated Balance Sheets and has been received in March 2025.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Holdings generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without consent as required under such agreement. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its affiliates to acquire or own these drybulk carriers.

In December 2024, the Company completed the sale of two entities to an entity affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, for a nominal consideration.

During the fourth quarter of 2023, the Company completed the sale of four entities to an entity affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, in consideration of nominal par value for the outstanding stock.

General partner: Olympos Maritime Ltd., an entity affiliated to the Company's Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

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

The authorized quarterly cash distributions for all quarters during the years ended December 31, 2024, 2023 and 2022, are presented below:

Date	Authorized Quarterly Cash Distribution for the three months ended	Date of record of Common and General Partnership unit Unitholders	Payment of Distribution	$/ Unit	Amount of the declared distribution
January 2022	December 31,2021	February 9, 2022	February 11, 2022	$0.05	$1,541
April 2022	March 31, 2022	May 9, 2022	May 12, 2022	$0.05	$1,541
July 2022	June 30, 2022	August 9, 2022	August 12, 2022	$0.05	$1,541
October 2022	September 30, 2022	November 8, 2022	November 10, 2022	$0.05	$1,540
January 2023	December 31, 2022	February 10, 2023	February 14, 2023	$0.05	$1,540
April 2023	March 31, 2023	May 9, 2023	May 12, 2023	$0.05	$1,540
July 2023	June 30, 2023	August 8, 2023	August 11, 2023	$0.05	$1,540
October 2023	September 30, 2023	November 7, 2023	November 13, 2023	$0.05	$1,540
February 2024	December 31, 2023	February 12, 2024	February 14, 2024	$0.05	$1,540
April 2024	March 31, 2024	May 10, 2024	May 14, 2024	$0.05	$1,540
July 2024	June 30, 2024	August 9, 2024	August 14, 2024	$0.05	$1,531
October 2024	September 30, 2024	November 12, 2024	November 15, 2024	$0.05	$1,521
January 2025	December 31, 2024	February 10, 2025	February 13, 2025	$0.05	$1,511

Navios Partners calculates earnings/(losses) per unit by allocating reported net income/(loss) for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per common unit is determined by dividing net income/(loss) by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net earnings/(loss) per unit undistributed is determined by taking the distributions in excess of net income/(loss) and allocating between common units and general partnership units on a 98%-2% basis. There were no options or phantom units outstanding during each of the years ended December 31, 2024, 2023 and 2022.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net income	$367,308	$433,645	$579,247
Income attributable to:
Common unitholders	$359,867	$424,974	$567,662
Weighted average units outstanding basic
Common unitholders	30,029,279	30,183,428	30,155,148
Earnings per unit basic:
Common unitholders	$11.98	$14.08	$18.82
Weighted average units outstanding diluted
Common unitholders	30,029,279	30,184,388	30,156,149
Earnings per unit diluted:
Common unitholders	$11.98	$14.08	$18.82
Earnings per unit distributed basic:
Common unitholders	$0.20	$0.20	$0.20
Earnings per unit distributed diluted:
Common unitholders	$0.20	$0.20	$0.20
Earnings per unit undistributed basic:
Common unitholders	$11.78	$13.88	$18.62
Earnings per unit undistributed diluted:
Common unitholders	$11.78	$13.88	$18.62

Potential common units of 0, 0 and 1,001 for the years ended December 31, 2024, 2023 and 2022, respectively are included in the calculation of earnings per unit diluted.

NOTE 19 – OTHER INCOME

In October 2023, Navios Partners agreed to terminate the charter parties of the Protostar N, a 2007-built 2,741 TEU containership, and the Navios Spring, a 2007-built 3,450 TEU containership, with a minimum charter period until October 2025 and April 2025, respectively, against a compensation of $52,463 for the early termination, which was presented under the caption “Other income” in the Consolidated Statements of Operations.

NOTE 20 – LEASES

Time charter out contracts and pooling arrangements

The Company's contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Kamsarmax vessel of 82,011 dwt, delivered on July 24, 2019. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of December 31, 2024, the total amount of $6,161, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Kamsarmax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized an operating lease liability based on the net present value of the

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of December 31, 2024, the total amount of $13,040, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners took delivery of two 12-year bareboat charter-in vessels, with de-escalating purchase options, the Baghdad, a 2020-built Japanese VLCC of 313,433 dwt and the Erbil, a 2021-built Japanese VLCC of 313,486 dwt. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. As of December 31, 2024, the total amount of $1,775 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the Nave Electron. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. The Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. As of December 31, 2024, the total amount of $1,505 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In the second quarter of 2020, Navios Acquisition exercised its option for the Nave Celeste, a newbuilding Japanese VLCC of 313,418 dwt under a 12-year bareboat charter agreement with de-escalating purchase options. On July 5, 2022, Navios Partners took delivery of the Nave Celeste. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. As of December 31, 2024, the total amount of $1,050 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On July 29, 2022, Navios Partners took delivery of the Navios Venus, a 2015-built Handymax vessel of 61,339 dwt for a remaining two-year charter-in agreement, with de-escalating purchase options. The Company had performed assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement was operating lease. Consequently, the Company had recognized for the vessel an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability, increased with the allocated excess value, adjusted for (i) the carrying amount of the straight-line effect of the liability (if any) and (ii) the favorable and unfavorable lease terms derived from the charter-in agreement.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Baghdad and the Erbil, and 4% for the Nave Electron.

As at December 31, 2024 and December 31, 2023 the outstanding balance of the operating lease liability amounted $240,602 and $270,738, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the Consolidated Balance Sheets. Right-of-use assets amounted $243,806 and $270,969 as at December 31, 2024 and December 31, 2023, respectively, and are presented under the caption “Operating lease assets” in the Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the years ended December 31, 2024, 2023 and 2022 amounted to $45,623, $66,733, and $50,972, respectively, and is presented under the caption “Time charter and voyage expenses” in the Consolidated Statements of Operations.

For the years ended December 31, 2024, 2023 and 2022, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $75,346, $82,642 and $86,580, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations.

As of December 31, 2024, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its operating lease assets and that recoverability test was not required. As a result, there was no impairment charge for the year ended December 31, 2024.

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

During the year ended December 31, 2023, an impairment loss of $2,784, measured based on the fair value of the lease asset (See Note 12 – Fair value of financial instruments), was recognized in connection with the Navios Venus, as her carrying amount was not recoverable and exceeded her undiscounted projected net operating cash flows, as described above, and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Operations.

As of December 31, 2022, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its operating lease assets and that recoverability test was not required. As a result, there was no impairment charge for the year ended December 31, 2022.

As of December 31, 2024, the weighted average useful life of the remaining operating lease terms was 8.2 years.

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of December 31, 2024:

Period	Amount
2025	$38,362
2026	38,251
2027	37,463
2028	36,981
2029	35,756
2030 and thereafter	113,679
Total	$300,492
Operating lease liabilities, including current portion	$240,602
Discount based on incremental borrowing rate	$59,890

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to Note 10 – Borrowings and Note 6 – Vessels, net, respectively.

For the years ended December 31, 2024, 2023 and 2022, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $87,179, $87,356 and $40,936, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations.

As of December 31, 2024 and December 31, 2023, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its finance lease assets and that recoverability test was not required. As a result, there was no impairment charge for each of the years ended December 31, 2024 and December 31, 2023.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2024, the weighted average useful life of the remaining finance lease terms was 10.5 years.

The table below provides the total amount of lease payments and options to acquire vessels on an undiscounted basis under the Company’s finance leases as of December 31, 2024:

Period	Amount
2025	$36,936
2026	36,535
2027	36,108
2028	35,812
2029	51,727
2030 and thereafter	277,431
Total	$474,549
Finance lease liabilities, including current portion (see Note 10 – Borrowings)	$325,784
Discount based on incremental borrowing rate	$148,765

Bareboat charter-out contract

Subsequently to the bareboat charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of ten years for the Baghdad and the Erbil and an extra optional period of five years, for both vessels, and for a firm period of up to two-years, extended in direct continuation of previous bareboat charter-out agreement for an additional period of five years for the Nave Celeste. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the agreements are operating leases.

The Company recognizes in relation to the operating leases for the bareboat charter-out agreements the bareboat charter-out hire income in the Consolidated Statements of Operations on a straight-line basis. For the years ended December 31, 2024, 2023 and 2022, the charter hire income (net of commissions, if any) amounted to $33,130, $32,018 and $26,419, respectively, and is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Operations.

NOTE 21 – SUBSEQUENT EVENTS

In January and February 2025, Navios Partners took delivery of the Nave Neutrino, a 2025-built Aframax/LR2 of 115,807 dwt, the HMM Ocean and the HMM Sky, two 2025-built 7,700 TEU containerships (See Note 15 – Commitments and contingencies).

In February 2025 and March 2025, Navios Partners agreed to sell a 2006-built Panamax of 76,596 dwt, a 2005-built Panamax of 76,801 dwt and a 2007-built 2,741 TEU Containership, to unrelated third parties. The aggregate gross sale proceeds of the above vessels amounted to $34,650 and the aggregate gain on sale is expected to be approximately $2,692. The sale of the 2005-built Panamax of 76,801 dwt was completed on March 17, 2025 and the sales of the remaining two vessels are expected to be completed during the second quarter of 2025.

In March 2025, Navios Partners entered into an export credit agency-backed facility for a total amount up to $151,502 (including insurance premium) in order to finance part of the acquisition cost of two newbuilding 7,900 TEU containerships, currently under construction. The facility matures 12 years after the delivery date of each vessel and bears interest at Compounded SOFR plus 124 bps per annum.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: March 28, 2025