Form 20-F
period 2025-12-31
Navios Maritime Partners L.P.
filed 2026-03-12
CIK 1415921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,665,121 Common Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Statements included in this annual report which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “intend”, “forecast”, “believe”, “estimate”, “predict”, “propose”, “potential”, “continue” or the negative of these terms or other comparable terminology.

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
•
our ability to take delivery of, integrate into our fleet, and employ additional vessels, whether secondhand, or newbuildings;
•
future charter hire rates and vessel values;
•
the repayment of debt and servicing of our bonds;
•
our ability to access debt and equity markets;
•
planned capital expenditures and availability of capital resources to fund capital expenditures;
•
future supply of and demand for liquid and dry cargo commodities, as well as shipping capacity for dry cargo and tanker vessels;
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
•
our future financial condition or results of operations and our future revenues and expenses and required levels of reserves, including maintenance and replacement capital expenditures;
•
potential liability and costs due to environmental, safety and other incidents involving our vessels;
•
our track record, and past and future performance, in safety, environmental and regulatory matters;
•
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement with the Manager and the administrative services agreement with the Manager both effective as of January 1, 2025 (the “Master Management Agreement” and the “Administrative Services Agreement”, respectively) and for reimbursements for fees and costs of our general partner;
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
•
domestic and international political conditions, including wars, terrorism, piracy, sanctions and tariffs;
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
•
changes in the availability and costs of funding due to conditions in the banking sector, capital markets and other factors;
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

The risks and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond our control and many of which have been and many further be, exacerbated by the continuing Ukrainian and Russian war and the ongoing Middle East conflicts, the attacks in the Red Sea and in the Gulf of Aden and the impact they have had on the global economy. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

Summary of Risk Factors

Risks Relating to Our Business and our Industry

•
Our growth depends on continued growth in demand for dry bulk commodities, crude oil, petroleum products and other liquid cargoes and containerized goods and the shipping of dry bulk cargoes, containers as well as crude oil, petroleum products and other liquid cargoes.
•
An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and/or on trade routes and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•
The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values. While we favor longer term charters for the tanker, dry bulk and containership vessels we own or control, we may from time to time have to rely on chartering our vessels in the spot market, which is highly volatile and may adversely affect our earnings, revenue, profitability and ability to pay distributions.
•
Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU, the UK and other jurisdictions/authorities.
•
We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.
•
Political instability, economic instability, terrorist or other attacks, war, and international hostilities could affect our results of operations and financial condition.
•
Our growth depends on our ability to expand relationships with existing customers, obtain new customers and enter new shipping sectors, for which we will face substantial competition from new entrants and established companies with significant resources. The loss of a customer, charter or vessel could result in loss of revenues and cash flows in the event we are unable to replace such customer, charter or vessel.

•
We may be unable to make or realize expected benefits from acquisitions, and implement our growth strategy through acquisitions which together with delays in deliveries of secondhand or newbuilding vessels or cancellations of deliveries could harm our business, financial condition and results of operations.
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
•
Our vessels may suffer damage or unexpected drydocking costs or be subject to unbudgeted periods of off-hire and we must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct reserves including estimated maintenance and replacement capital expenditures from operating surplus, which may result in less or no cash available for distribution to unitholders and payments to other stakeholders than if actual maintenance and replacement capital expenditures were deducted.
•
We may be subject to litigation that, if not resolved in our favor or not adequately insured against, could have a material adverse effect on our operations.
•
We generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies and as a result, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.
•
Security breaches and disruptions to our and our Manager's information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
•
We may not have adequate insurance to compensate us or third parties if we lose our vessels.
•
Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.
•
Fuel price fluctuations may have an adverse effect on our profits.
•
We are subject to various laws, regulations, international conventions and evolving reporting requirements, including the sustainability disclosure rules and corporate sustainability directives in the European Union and/or the United States which could require significant expenditures to maintain compliance and to cover any uninsured environmental liabilities, including those resulting from spills or other environmental incidents.
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

Risks Relating to Our Indebtedness

•
Our substantial debt levels may limit our ability to obtain additional financing, pursue other business opportunities or pay distributions, and fluctuations in interest rates under our financing arrangements could adversely affect our operations.
•
We are exposed to volatility in interest rates, including SOFR.

•
Our credit facilities, bonds and certain financial liabilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to continue to do so.

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
•
We depend on the Manager to assist us in operating and expanding our business and we pay fees and cost reimbursements determined by the Manager for the services provided to us, regardless of profitability, which represent significant percentage of our revenues and reduce our cash available for distributions.
•
The loss of key members of our senior management team could disrupt the management of our business.
•
The Manager may be unable to attract and retain qualified, skilled crews necessary to operate our business or may pay rising crew wages and other vessel operating costs, which may have the effect of increasing costs or reducing our fleet utilization which could have a material adverse effect on our business, results of operations and financial condition.
•
We may be subject to taxes, which may reduce our cash available for distribution to our unitholders and payments to other stakeholders.
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
•
We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders and other stakeholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.
•
We are organized under the laws of the Marshall Islands and operate primarily from Piraeus, Greece. As a result, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•
Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

•
Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.
•
Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to, a third party without common unitholder consent.
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
•
Our general partner and its affiliates, which includes Angeliki Frangou, own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our unitholders and other stakeholders.
•
Navios Maritime Holdings Inc. and its affiliates may compete with us.
•
Our officers face conflicts of interest and conflicts in the allocation of their time to our business.

Risks Relating to Our Business and our Industry

Our growth depends on continued growth in demand for dry bulk commodities, crude oil, petroleum products and other liquid cargoes and containerized goods and the shipping of dry bulk cargoes, containers as well as crude oil, petroleum products and other liquid cargoes.

Our growth strategy focuses on expansion in the dry cargo and tanker shipping sectors. Accordingly, our growth depends on continued international economic growth, and growth in global and regional demand for dry and liquid bulk commodities, finished or semi-finished goods and containerized goods which could be negatively affected by a number of factors, including but not limited to the slowdown in the global economic activity and/or the decline in international trade and/ or disruptions in global supply chains.

In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. Our dry bulk vessels, tankers and containerships are deployed by our charterers on routes involving trade in and out of China and other emerging markets, and our charterers’ revenue may be derived from the shipment of goods within the Asia Pacific region and to or from various overseas export markets.

However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact the shipping industry. Political events such as a global trade war or any moves by either China, the United States, the European Union or other countries to levy additional tariffs on imported goods as part of protectionist measures or otherwise, could decrease shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders and payments to other stakeholders.

The government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal and Chinese-made goods, or increasing consumption of natural gas or banning imports of coal or other commodities from certain countries to China or increasing the production of electricity from renewable resources or changing any policy that diverts attention away from domestic consumption. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Any reduction in or hindrance to China-based importers or exporters could have a material adverse effect on the growth rate of China’s imports and exports and on our charterers’ business.

China has also enacted a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

The level of imports to and exports from China could also be adversely affected by changes in political, economic and social conditions. The conflict between Ukraine and Russia, the escalation of conflict between Israel, Iran, and the U.S.in the Middle East, the war and any sanctions resulting therefrom, the attacks in the Red Sea and the ongoing global trade war between the U.S. and China and between China and any other countries or regions may contribute to an economic slowdown in China.

The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and Atlantic basin (West Africa, United States, Brazil, North Sea and other) crude oils, which, in turn, primarily depend on the economies of the world’s industrial and industrializing countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial and industrializing economies and their demand for Arabian Gulf and Atlantic basin crude oil.

Any sanctions, tariffs or port entry fees levied by or against Russia, China, the European Union, the United States, or any other country involved in commodity or manufactured goods trades which have the effect of raising prices for such goods or causing economic downturns due to such price rises which would have an adverse impact on our charterers’ business, operating results and financial condition could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Partnership - B. Business Overview - Economic Sanctions and Compliance”.

A decline in demand for commodities transported in dry bulk carriers, tankers and/or containerships, or an increase in supply of dry bulk vessels, tankers or containerships could cause a decline in charter rates, which could materially adversely affect our cashflows, profitability and our results of operations and financial condition. The above, and other factors influencing the supply of and demand for shipping capacity, are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and/or on trade routes and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Protectionist measures, such as increases in tariffs, greater regulation of imports, and the unraveling of multilateral trade agreements, could depress the demand for shipping. Recently, the U.S. government has introduced significant changes in trade policies, including the imposition of new tariffs and other trade restrictions that could affect cross-border commerce through, among other methods, retaliatory actions. Certain countries affected by the new tariffs have reacted by imposing, or threatening to impose, their own retaliatory tariffs or other trade barriers on U.S. goods and services. The situation remains fluid and uncertain, as policies have been imposed and then rescinded or changed and threatened but not yet implemented, and it is unclear whether and to what extent new tariffs (or other new trade barriers) will be adopted or once adopted will remain in place. Tariffs and other trade barriers can lead to a decrease in shipping traffic and shipping rates both generally and along specific routes and/or an adverse change to trade routes, and thereby have an adverse effect on our business, results of operations and financial condition. For example, in April 2025, the Office of the U.S. Trade Representative (“USTR”), announced the adoption of additional port fees under Section 301 of the Trade Act of 1974 targeting China’s maritime, logistics and shipbuilding sectors. The U.S. port fees went into effect on October 14, 2025, and were structured to impact vessels owned or operated by Chinese companies, or vessels built in China entering U.S. ports. In response to the U.S. port fees, China’s Ministry of Transport announced parallel Chinese fees on certain U.S.-linked vessels calling at Chinese ports. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of measures for one year. Substantial uncertainty remains as to how the measures will be assessed after the end of the suspension period on November 10, 2026. Restrictions on imports could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in: (i) the cost of goods exported from exporting countries; (ii) the length of time required to deliver goods from exporting countries; (iii) the costs of such delivery; and (iv) the risks associated with exporting or importing goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and consequently the demand for commercial shipping. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders and payments to other stakeholders.

The cyclical nature of the international shipping industry may lead to decreases in charter rates and lower vessel values. While we favor longer term charters for the tanker, dry bulk and containership vessels we own or control, we may from time to time have to rely on chartering our vessels in the spot market, which is highly volatile and may adversely affect our earnings, revenue, profitability and ability to pay distributions.

Charter rates are affected by the demand for vessel capacity and also by the supply of vessels. Factors that influence the supply and demand for vessels include the risks inherent in the shipping industry as identified throughout this section. As the supply of vessels cannot be adjusted quickly in response to reduced demand, periods of oversupply may be prolonged and may result in sustained downward pressure on charter rates. As the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable.

Factors that influence demand for vessel capacity include, but are not limited to: (i) the international and regional economic conditions; (ii) the supply and demand for products shipped in containers, commodities shipped in dry cargo vessels and liquid cargoes; (iii) fluctuations in prices for dry or liquid bulk commodities or containerized cargoes; (iv) geopolitical tensions, trade restrictions and other political or social developments; (v) the inventories of products in industrialized nations; (vi) economic growth in the emerging markets; (vii) oil refining volumes; (viii) oil prices; (ix) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries; (x) armed conflicts in the Middle East, in Israel and surrounding areas, in Ukraine, and political or other factors; (xi) economic related crises that decrease oil demand generally; (xii) changes to oil production in other regions, including those production changes caused by war, conflict, the imposition, relaxation or removal of economic sanctions or tariffs; (xiii) the development and the relative costs of nuclear power, natural gas, coal, renewables and other alternative sources of energy; (xiv) shifts in consumer demand, including in the United States, from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products; (xv) environmental and regulatory changes, technical advances in ship design and construction; (xvi) natural disasters, man-made disasters or actions that affect production, consumption, and/or the ability of our vessels to use certain waterways; (xvii) waiting days in ports or port congestion generally due to any causes; (xviii) the globalization or deglobalization of manufacturing; and (xix) carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes.

The supply of vessels is influenced by various factors including but not limited to: (i) the level of newbuilding orders and deliveries; (ii) the availability of financing for vessel acquisitions; (iii) wars, hostile acts or sanctions between countries or regions which prevent vessels from moving freely or restricts the ability of vessels to trade worldwide; (iv) scrapping activity; (v) vessel lay-ups; (vi) fleet productivity; (vii) regulatory or operational constraints; (viii) the number of vessels that are out of service, including vessel casualties; (ix) the berthing preference or the lack thereof that may increase or decrease overall fleet capacity depending on frequency of port calls to countries that give or deny such preference; (x) the number of shipyards and ability of shipyards to deliver vessels; (xi) localized weather events adversely affecting shipbuilding production; (xii) changes in national or international regulations; (xiii) changes in environmental and other regulations and standards that limit the profitability; (xiv) operations or useful lives of vessels; and (xv) the price of steel, fuel and other raw materials. An increase in vessel supply, even in the absence of increased trade demand, may significantly depress charter rates. As the supply of vessels cannot be adjusted quickly in response to reduced demand, periods of oversupply may be prolonged and may result in sustained downward pressure on charter rates.

As the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. If the dry bulk, tanker or container shipping industries, are depressed when our charters expire or when we seek new charters, we may be forced to re-charter our vessels at reduced or even unprofitable rates, or we may not be able to re-charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity. We cannot give any assurance that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay distributions to our unitholders and payments to other stakeholders. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time and fuel spent waiting for charters and time and fuel spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels.

We may deploy our dry bulk vessels on term charters either at fixed rates or rates that vary with an index of spot voyages such as those published by the Baltic Exchange. Some of these charters give the ability to fix rates for succeeding quarters or for longer durations into the future and we have exercised those options when we believe it is advantageous to do so to maximize earnings or to defend against a perceived market weakness. If we do not fix rates going forward or the index charter does not give the ability to do so or a long-term charter ends during a period of market weakness, we may be exposed to volatile spot rates that can be lower than the rates in the existing term charters on our other dry bulk vessels which may materially adversely affect our earnings.

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

Additionally, we may deploy at least some of our product tankers, chemical tankers and Very Large Crude Carriers (“VLCCs”) in the spot market directly or in pools. Although spot chartering is common in the product, chemical and VLCC sectors, tanker charter hire rates are highly volatile and may fluctuate significantly based upon many conditions and factors that can affect the price, supply and demand for tanker capacity, including international economic activity; geographic changes in oil production; weather and seasonal demand; processing; and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries.

Currently, spot charter hire rates are above operating costs for all tanker, dry bulk and container vessel sizes. However, there is no assurance that the charter market for any of these vessels will rise over the next several months or will not decline. A decrease in spot rates may decrease the revenues and cash flow we derive from vessels employed in pools or on index linked charters.

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

Under economic and trade sanctions laws, governments may seek to impose or modify existing prohibitions/restrictions on business practices and activities, which require modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties and result in us being excluded or restricted in our access to international banking and finance markets. Action may also be taken against individuals if they act in a manner which breaches sanctions applicable to them. Considering U.S., EU and UK sanctions (the latter as a result of the law of England & Wales frequently governs relations with our contractual counterparts and applies to our UK based insurers and reinsurers) and the nature of our business, there is a constant sanctions-related risk for us due to the worldwide trade of our vessels and the wide-ranging nationality of our counterparties. We seek to reduce the risk of violating economic sanctions and ensure our compliance with all applicable sanctions and embargo laws and regulations by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures which we seek to diligently follow.

We continually monitor developments in the United States, the EU, UK and other jurisdictions that maintain economic sanctions against various countries and regions including, Iran, Russia/ Belarus, Crimea, Venezuela and other sanctions targets, including guidance on the implementation and enforcement of such sanction programs. Expansion of sanctions programs, embargoes, tariffs and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries, being chartered to certain parties or for certain trade, or could restrict the cargoes carried onboard our vessels or make entry of our vessels into certain countries more expensive than comparable vessels in other fleets.

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

As an international shipping company, we may operate in countries ranking low in the Corruption Perception Index (‘CPI’), such as Nigeria, Guinea, Mexico, Indonesia and others. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted our Code of Corporate Conduct and Ethics (the “Code of Ethics”) that is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). The FCPA and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and failing to keep adequate books and records. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA since it does not contain an exception for facilitation payments and prohibits not only the bribery of government officials, but also commercial bribery. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results.

Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies impose potentially significant costs and operational burdens on us. For example, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

Political instability, economic instability, terrorist or other attacks, war, and international hostilities could affect our results of operations and financial condition.

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial condition and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including but not limited to, those described herein. Such events may contribute to further economic instability in the global financial markets and international commerce and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

The ongoing war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. If the war in Ukraine continues, it is possible that such prolonged tensions could adversely affect our business, financial condition, operating results, and cash flows. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations.

The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil and took effect on February 5, 2023, with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

The outbreak of hostilities between the United States and Israel against Iran may lead to further regional and international conflicts, the spread of armed conflicts and the threat of future attacks or terrorism. The recent closure of the Straits of Hormuz has disrupted supply chains and has caused instability in the energy markets and the global economy, with effects on the tanker market, which is experiencing volatility. Although it is yet not possible to determine the full impact such developments may have on global energy markets, demand for shipping capacity, charter rates or the broader global economy, the recent conflicts in the Middle East, the seizures and attacks on vessels travelling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea, the re-routing of vessels, have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices and spot charter hire rates. Moreover, we will be subject to additional war risks insurance premiums in case our vessels transit through the Strait of Hormuz or call to any ports or areas or the waters of any country bordering the Arabian Gulf or the Red Sea or such insurance may not be at all available.

Following recent political developments in Venezuela, a General License has been issued by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) allowing the export of Venezuelan crude oil under certain conditions. Should this General license be removed and Venezuelan crude oil be sanctioned again this would disrupt supply chains and cause instability in the energy markets and the global economy, with effects on the tanker market which has experienced volatility.

Geopolitical tensions, regional or international conflicts or armed actions, the outbreak of wars, the imposition or re-imposition of sanctions may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

Our growth depends on our ability to expand relationships with existing customers, obtain new customers and enter new shipping sectors, for which we will face substantial competition from new entrants and established companies with significant resources. The loss of a customer, charter or vessel could result in loss of revenues and cash flows in the event we are unable to replace such customer, charter or vessel.

The process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. Competition among vessel owners for seaborne transportation depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets. Many of these competitors have significantly greater financial resources than we do and may have strong reputations and extensive experience. Increased competition may cause greater price competition, especially for long-term charters, as well as for the acquisition of high-quality secondhand vessels and newbuilding vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term charters on a profitable basis, if at all.

For the years ended December 31, 2025 and 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 14.8% and 11.3%, respectively, of our total revenues. For the year ended December 31, 2023, no customer accounted for 10.0% or more of our total revenues.

Payments to us by our charterers under time charters are and will be our main source of operating cash flow. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us as a result of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. Our customers may go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts. If any of these customers terminates its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unitholders and payments to other stakeholders, as we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. Accordingly, we may have to concede to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders and payments to other stakeholders.

We may be unable to make or realize expected benefits from acquisitions, and implement our growth strategy through acquisitions which together with delays in deliveries of secondhand or newbuilding vessels or cancellations of deliveries could harm our business, financial condition and results of operations.

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

The marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in default and foreclosure on our assets if our operating cash flow after a business combination or asset acquisition were insufficient to pay our debt obligations; acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant; our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, charter rates and vessel asset values may sink lower or they may not increase in the near-term or at all.

As of March 5, 2026, we had 26 newbuilding vessels scheduled for delivery through the first quarter of 2029, but we may contract for additional newbuilding or secondhand vessels in the future. We do not derive any revenue from a vessel until after its delivery and will be required to pay substantial sums as progress payments during construction of a newbuilding. While we expect to have refund guarantees from financial institutions with respect to such progress payments in the event a newbuilding vessel is not delivered by the shipyard or is otherwise not accepted by us, there is the potential that we may not be able to collect all or any portion of such refund guarantees, in which case we would lose the amounts of monies we have advanced to the shipyards for such progress payments. If we purchase newbuilding vessels, the shipbuilder could fail to deliver a newbuilding vessel as agreed. A delay by the seller or shipyard in the delivery date of any vessel we contract to purchase will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter, in which case we could sustain significant losses and our business, financial condition and results of operations could be adversely affected. We may also be responsible for additional, substantial liquidated damages which could adversely affect our operations.

In addition, delivery dates may be delayed or the relevant contract may be cancelled for reasons not under our control, including, among other things quality or engineering problems; breach of contract by, or disputes with, counterparties; changes in governmental regulations or maritime self-regulatory organization standards; work stoppages or other labor disturbances at the shipyard; bankruptcy or other financial crisis of the shipbuilder or other seller; bankruptcy or other financial crisis of the shipbuilder or other seller; a backlog of orders at the shipyard; sanctions imposed on the seller, the shipyard, or the vessel; political, social or economic disturbances; weather interferences, natural or man-made disasters or catastrophic events, such as a major earthquake or fire or other accident, or pandemics or other force majeure events; requests for changes to the original vessel specifications; shortages of or delays in the receipt of necessary construction materials; component machinery or equipment; inability to finance the construction or conversion of the vessels; or inability to obtain requisite permits or approvals.

The aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.

As of March 5, 2026, the vessels in our fleet had an average age of approximately 9.6 years, on a dwt and fully delivered fleet basis, when dry bulk and tanker vessels have an expected life of approximately 25 years and containerships have an expected life of approximately 30 years and we may acquire older vessels in the future. Older vessels are typically more expensive to maintain than younger vessels as they: (i) may require longer and more expensive drydockings, resulting in more off-hire days and reduced revenue; (ii) are typically less fuel-efficient; and (iii) may have aged engine technology or design. Additionally, older vessels are often less attractive to charterers for reasons including fuel efficiency, environmental penalties and increased insurance rates. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter our vessels due to their age, it could materially adversely affect our earnings.

The market value of our vessels may fluctuate significantly, which amongst others, could cause us to breach covenants in our financing arrangements, resulting in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results.

The factors that influence vessel values include the number of newbuilding deliveries, prevailing economic conditions in the markets in which dry bulk, tanker or containerships operate, including all economic and conflict related crises; reduced demand for dry bulk, tanker or containerships, including as a result of a substantial or extended decline in world trade or energy use; the number of vessels scrapped or otherwise removed from the total fleet; competition from other shipping companies; type, size, age, sophistication and condition of the vessels; supply and demand for vessels; technological advances since the vessel was constructed; whether the vessel is equipped with scrubbers or energy saving/CO2 reducing devices or not; changes in environmental and other regulations, including carbon intensity rules, that may limit the useful life of vessels; changes in global dry or liquid cargo commodity supply or sources and destinations of containerized cargoes; governmental or other regulations (including the application of any IMO rules, including those regarding any reduction in CO2 emissions or carbon intensity); prevailing level of charter rates including any disruption or cessation of disruption that causes charter rates to increase or decrease; the availability of financing, or lack thereof, for ordering newbuilding vessels or for facilitating ship sale and purchase transactions; general economic and market conditions affecting the shipping industry; and the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose it. Furthermore, a significant decrease in charter rates would cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. Our inability to dispose of a vessel at a reasonable price could result in a loss on her sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for distribution to our unitholders and payments to other stakeholders.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. Our financing arrangements contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and loan to value ratio covenants. As of December 31, 2025, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities, bonds and certain financial liabilities. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

Our vessels may suffer damage or unexpected drydocking costs or be subject to unbudgeted periods of off-hire and we must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct reserves including estimated maintenance and replacement capital expenditures from operating surplus, which may result in less or no cash available for distribution to unitholders and payments to other stakeholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain and replace, over the long term, the operating capacity of our fleet. We generally expect to finance these maintenance and replacement capital expenditures with cash balances or financing arrangements. These capital expenditures include costs associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials, the cost of suitable replacement vessels, customer/market requirements, increases in the size of our fleet, the length of charters, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment, competitive standards, and the age of our ships. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy and regular fleet renewals. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders and payments to other stakeholders.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking and drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs and repositioning, could decrease our revenues and earnings substantially. Under the terms of the Master Management Agreement with the Manager, the costs of drydocking repairs are reimbursed at cost upon occurrence.

For detailed information on the amount of vessel expenses please see the section entitled, “Item 5. Operating and Financial Review and Prospects - A. Operating results”.

Our significant maintenance and replacement capital expenditures, including without limitation, vessel operating expenses required to maintain the long-term operating capacity of our fleet, as well as to comply with environmental and safety regulations, may reduce or eliminate the amount of cash we have available for distribution to our unitholders and payments to other stakeholders. Our partnership agreement requires our board of directors to deduct reserves including estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the Conflicts Committee of our board of directors. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less, if any, cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

Finally, under the terms of our charter agreements, when a vessel is “off-hire” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. As we do not maintain off-hire insurance except in cases of loss of hire up to a limited number of days due to war or piracy events any extended off-hire period could have a material adverse effect on our results of operations, cash flows and financial condition.

For more information on “off-hire” see “Item 4. Information on the Partnership – B. Business Overview – Off-hire”.

We may be subject to litigation that, if not resolved in our favor or not adequately insured against, could have a material adverse effect on our operations.

We have been and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, potential liabilities arising from environmental damage and vessel collisions, other tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

We generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies and as a result, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect on the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2025, the value of the U.S. dollar as compared to the Euro decreased by approximately 11.6% compared with the respective value as of December 31, 2024. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Security breaches and disruptions to our and our Manager's information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems of our Manager to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures, which include active monitoring, training, reporting and other activities designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, system failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, heightened regulatory scrutiny and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

While we have limited use of artificial intelligence in our business currently, we could integrate it in the future and, at this time, we cannot predict the impact of such developing technology to our industry or business. We may be required to make significant capital expenditure and dedicate resources to invest in artificial intelligence or to protect against and remedy any potential or existing security breaches and their consequences.

We may not have adequate insurance to compensate us or third parties if we lose our vessels.

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

There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes: (i) hull and machinery and war risk insurance covering damage to our vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects; (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities; and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels allisions with fixed structures, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

As we obtain some of our insurance through mutual protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity associations. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition.

We do not currently maintain “strikes and delay” or “loss of hire” insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event or due to presence or suspected presence of contraband on board.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. For example, premiums payable for coverage in war risk areas could increase significantly and such insurance coverage may be more difficult to obtain, if available at all or maintain at the same or more restrictive terms. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a vessel loss. Under the terms of our financing arrangements, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Any loss of cargo or damage, which may not be covered by insurance, does expose the shipowner to potential monetary and reputational costs.

In addition, we cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of protection and indemnity insurance against risks of environmental damage or pollution. Our insurances may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain required certification. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. For example, a catastrophic oil spill or marine disaster could exceed our insurance coverage; or claims relating to pollution incidents for international or knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships (MARPOL) may be considered by our protection and indemnity associations on a discretionary basis only. Any claims covered by insurance would be subject to deductibles, and since it is possible that we may bring a large number of claims, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues. Any uninsured or underinsured loss could have a material adverse effect on our business, financial condition, cash flows and results of operations and our ability to make distributions to our unitholders and payments to other stakeholders.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed, are “off-hire” or are employed on voyage charters or contracts of affreightment so an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters it may still affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel for any reason will make our older and less fuel-efficient vessels less competitive compared to more fuel-efficient or newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel-efficient vessels or not at all.

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel-efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

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

We are subject to various laws, regulations, international conventions and evolving reporting requirements, including the sustainability disclosure rules and corporate sustainability directives in the European Union and/or the United States which could require significant expenditures to maintain compliance and to cover any uninsured environmental liabilities, including those resulting from spills or other environmental incidents.

Vessel owners and operators are subject to government regulations in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, or are registered, which also apply in international waters. For example, many of our vessels regularly call to ports in China and we may enter into sale and leaseback transactions with Chinese financial institutions. Although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Such laws and regulations further include those governing the management and disposal of hazardous substances and waste, ship recycling, the cleanup of oil spills and other contamination, air emissions, the discharge of operational and other waste into the water, and ballast water management. Compliance with these laws, particularly those relating to ballast water management and air emissions requires us to incur costs relating to the installation of certain equipment on our vessels and operational costs. Such investments or operational costs may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Port State regulations significantly affect the operation of vessels, as they commonly are more stringent than international rules and standards. This is particularly true in the United States, Europe and Australia. Non-compliance with Port State laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (i.e., the regulatory authority in the country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could limit our ability to do business, result in the imposition of substantial penalties which could increase the cost of doing business, or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

In addition, changing laws, regulations and standards relating to regular reporting requirements, as adopted by the SEC and/or the European Union, including the General Data Protection Regulation (“GDPR”), GHG, sustainability and additional climate disclosure rules, may create additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of EU citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR has been enforced since 2018 and non-compliance exposes entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition and operations.

Additionally, we may receive pressure from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards. Companies that do not adapt to, or comply with, investor, lender, or other industry shareholder expectations and standards which are evolving, or which are perceived to have not responded appropriately to the concern for sustainability issues, regardless of whether there is a legal requirement to do so, may suffer from litigation risk or reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

As international conventions, laws, regulations, and other requirements are often revised and progressively become stricter, particularly in the areas of safety and environmental requirements, we cannot predict the ultimate cost of enhanced compliance or the impact on the fair market price or useful life of our vessels, nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements. For example, further limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or other devices.

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

The ownership and operation of ocean-going vessels carries inherent risks, which could result in liability, loss of revenues, increased costs and loss of reputation. These risks include the possibility of marine disaster; piracy or terrorist attacks; war risks, environmental accidents; grounding, fire, explosions and collisions; cargo and property loss or damage; business interruptions caused by mechanical failures, human error, war, terrorism, disease, political actions or adverse weather conditions; and work stoppages or labor problems, including those covered by collective bargaining agreements.

The operation of dry bulk carriers has certain unique risks. By their nature, certain dry bulk cargoes are often heavy, dense, easily shifted, and may react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to harsh treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. For example, if a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel.

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

Similarly, the operation of containerships has certain unique risks. Containerized cargoes, which can be high value manufactured goods, dangerous cargoes or smaller quantity commodities, are sealed and locked in containers at the factory or port of origin. Some dangerous cargoes are either mis-declared or not declared at all posing a risk to the ship and other containerized cargo. Certain containerized cargoes are often loaded above the weather deck of a containership and although lashed in place in those above deck stacks, are subject to storms and heavy weather which may cause a container or group of containers to cause damage to the containership if they fall or get thrown overboard. Certain containers are built with refrigeration units which are powered by electrical generators onboard the containership. Should those refrigeration units fail, they could cause damage to the containership due to fires caused by electrical faults or by raising temperature of a cargo that needs to be kept below a certain threshold.

Some of these inherent risks could result in legal proceedings that may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert attention from management of our business. For example, although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China.

Acts of piracy are a material risk to the shipping industry. Our vessels regularly travel through regions where pirates are active. Piracy attacks have resulted in certain regions being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas.

Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain in war risk areas. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us, our results of operations, financial condition and ability to pay distributions. In addition, detention of our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgages, suppliers of goods and services to a vessel, shippers or receivers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, bonds and certain financial liabilities, could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders.

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

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society and with SOLAS. Our owned fleet is currently classed by American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNV, China Classification Society and Lloyd’s Register. Every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society and must successfully undergo periodic surveys, including annual, intermediate and special surveys.

If vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it can trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance policies, which would result in a breach of relevant covenants under our financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Risks Relating to Our Indebtedness

Our substantial debt levels may limit our ability to obtain additional financing, pursue other business opportunities or pay distributions, and fluctuations in interest rates under our financing arrangements could adversely affect our operations.

As of December 31, 2025 our total borrowings amounted to $2,187.1 million. We have the ability to incur additional debt, subject to limitations in our financing arrangements. Our level of debt could have important consequences to us, including to impair our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes or such financing may not be available on favorable terms; we may also experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future, if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues; we cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due; we may experience higher interest rates due to governments’ efforts to fight inflation or other reasons which, due to floating rate obligations in some of our financial facilities, may cause our costs to rise which may in turn affect our business, results of operations and financial conditions or may make refinancing or new financing facilities difficult to obtain; we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities, distributions to unitholders; our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends in part on charter hire rates and the creditworthiness of our charterers. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and a lack of long-term employment of our ships may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders and payments to other stakeholders.

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

We are exposed to a market risk relating to fluctuations in interest rates as the loans advanced under our financing arrangements bear interest costs at a floating rate based on SOFR. Significant increases in interest rates could adversely affect our financial position, results of operations and our ability to service our debt. Interest rates have been increasing and have been volatile, which can affect the amount of interest payable on our debt and could have an adverse effect on our earnings and cash flow. For example, at the end of 2024, SOFR decreased from the previous year to 4.49% and during 2025, SOFR gradually decreased to 3.87%.

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

Our credit facilities, bonds and certain financial liabilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our board of directors determines to continue to do so.

As of December 31, 2025, the outstanding balance under Navios Partners’ total borrowings, net of deferred finance costs, was $2,159.6 million.

The operating and financial restrictions and covenants in our credit facilities, bonds and certain financial liabilities and any future credit facilities, bonds and financial liabilities could adversely affect our ability to finance future operations or capital needs to engage, expand or pursue our business activities and reduce cash available for distribution on our common units and payments to other stakeholders. For example, our credit facilities, bonds and certain financial liabilities require the consent of our lenders or limit our ability to (among other things) incur or guarantee indebtedness; charge, pledge or encumber the vessels; merge or consolidate; change the flag, class or commercial and technical management of our vessels; make cash distributions; make new investments; and sell or change the ownership or control of our vessels.

Our financing arrangements also require us to comply with the International Safety Management Code (the “ISM Code”), and the ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The Company’s credit facilities, bonds and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 143%; (ii) minimum free consolidated liquidity in an amount equal to $0.5 million per owned vessel and a number of vessels as defined in the Company’s credit facilities, bonds and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities, bonds and financial liabilities) ranging from less than 0.75 to 0.80; (v) maintain a minimum net worth of $135.0 million; and (vi) maintain a debt service cover ratio (as defined in the Company’s credit facility) of at least 1.00:1.00. It is an event of default under the credit facilities, bonds and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the financing agreements. In addition, our credit facilities, bonds and certain financial liabilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under our credit facilities and certain financial liabilities include, among other things, the following: failure to pay any principal, interest, fees, expenses or other amounts when due; failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases; default under other indebtedness; an event of insolvency or bankruptcy; material adverse change in the financial position or prospects of us or our general partner; failure of any representation or warranty to be materially correct; and failure of Angeliki Frangou, or their affiliates (as defined in the financing agreements) to own at least 5% of us.

Our bonds include customary events of default such as non-payment, insolvency, misrepresentation, cross-default, unlawfulness and certain redemption and repurchase mechanics in respect of the bonds, which involve redemption or repurchase with a premium, either voluntarily or mandatorily upon the occurrence of a put option event (as defined in the bond terms), whereby each individual bondholder has a right to require that the Company purchases all or some of its bonds at 101% of their par value (plus accrued interest). There can be no guarantee that the Company will have sufficient funds to make the required repurchase of the bonds in the event of a mandatory repurchase event.

Our ability to comply with the covenants and restrictions that are contained in our credit facilities, bonds and certain financial liabilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, bonds and certain financial liabilities, especially if we trigger a cross default currently contained in certain of our financing agreements, a significant portion of our obligations may become immediately due and payable, and our financiers’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facilities are secured by certain of our vessels, and if we are unable to repay borrowings under such credit facilities, lenders could seek to foreclose on those vessels. We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

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

Our securities are listed on the New York Stock Exchange (the “NYSE”), a national securities exchange. The NYSE minimum listing standards, require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held units and distribution requirements.

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

The price of our common units may be volatile and fluctuate due to various factors, including but not limited to: actual or anticipated fluctuations in quarterly and annual results; changes in the seaborne transportation industry; our distribution decisions; mergers and strategic alliances within the shipping industry; changes in governmental regulations or maritime self-regulatory standards; shortfalls in operating results relative to analyst forecasts; announcements concerning us or our competitors; general economic conditions, such as the impact of the Russian and Ukrainian conflict, the ongoing conflicts in the Middle East, and attacks in the Red Sea and Gulf of Aden; terrorist acts; future sales of our common units or other securities; investors’ perceptions of us and the international container shipping industry; the state of the securities markets; the impact on our stock price of our ongoing stock repurchase program and other developments affecting us, our industry, or our competitors.

The shipping industry is unpredictable and volatile and securities markets worldwide are experiencing significant price and volume fluctuations. This volatility, combined with economic, market, or political conditions, could lower the market price of our securities, even if our operating performance remains strong. As a result, you may not be able to sell our securities at prices equal to or greater than those at which you purchased them.

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

Holders of our common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

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

We depend on the Manager to assist us in operating and expanding our business and we pay fees and cost reimbursements determined by the Manager for the services provided to us, regardless of profitability, which represent significant percentage of our revenues and reduce our cash available for distributions.

Pursuant to the Master Management Agreement, the Manager provides us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision) commencing January 1, 2025, for a term of ten years, renewing annually. In addition, pursuant to the Administrative Services Agreement between us and the Manager, also commencing January 1, 2025, for a term of ten years, renewing annually. The Manager provides us administrative, financial and other support services. Pursuant to the Administrative Services Agreement we will reimburse the Manager for all costs and expenses reasonably incurred by them in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability.

Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. Our ability to enter into new charters and expand our customer relationships will depend largely on the Manager and their reputation and relationships in the shipping industry. If the Manager suffers material damage to its reputation or relationships, it may harm our ability to renew existing charters upon their expiration; obtain new charters; successfully interact with shipyards during periods of shipyard construction constraints; obtain financing on commercially acceptable terms; or maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions and repurchases of common units.

If we desire to terminate either of these agreements before its scheduled expiration, we must pay a termination fee to the Manager as set forth in the Master Management Agreement and the Administrative Services Agreement which could cause our results of operations and ability to pay cash distributions and repurchases of common units to be materially and adversely affected.

For detailed information on the amount of vessel operating expenses and/or fees owed under the Master Management Agreement and the management agreements with the Manager effective until January 1, 2025 (the “Management Agreements”), please read the section entitled, “Item 5. Operating and Financial Review and Prospects - A. Operating results - Vessel operating expenses” and the Note 17 - Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including our Chairwoman and Chief Executive Officer. The loss of the services of our Chairwoman and Chief Executive Officer or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete. If these individuals were no longer affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.

The Manager may be unable to attract and retain qualified, skilled crews necessary to operate our business or may pay rising crew wages and other vessel operating costs, which may have the effect of increasing costs or reducing our fleet utilization which could have a material adverse effect on our business, results of operations and financial condition.

Our operating efficiency depends on a number of factors, including the Manager’s ability to attract, hire, train and retain suitably skilled and qualified masters, officers and crews. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are in a position to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, our business, results of operations, financial condition and our profitability may be adversely affected. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unitholders and payments to other stakeholders.

We may be subject to taxes, which may reduce our cash available for distribution to our unitholders and payments to other stakeholders.

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

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for any taxable year, including our 2025 taxable year, and we expect that we will not become a PFIC in subsequent taxable years, although no assurance can be given in this regard. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and thus, for PFIC purposes, our income from those activities will be non-passive income and the vessels engaged in those activities will be non-passive assets. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

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

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2025 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption, including the delisting of our securities from quotation on the NYSE and thereby make us subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “Risks Relating to Our Units-The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions”. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. As such, we are not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Special rules would apply if we or any of our non-U.S. subsidiaries that are treated as corporations for U.S. federal tax purposes is classified as a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes. A foreign corporation will generally be classified as a CFC if more than 50% of its outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or constructively under Section 318 of the Code) by “10% U.S. Shareholders”. For this purpose, a “10% U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of the issued and outstanding stock of such foreign corporation. Additionally, as a result of changes introduced by the 2017 Tax Cuts and Jobs Act, even absent 10% U.S. Shareholders with direct or indirect interests in a foreign corporation, a U.S. subsidiary of ours alone may cause certain related foreign corporations to be treated as CFCs by reason of “downward attribution” for taxable years of foreign corporations that begin before January 1, 2026. This “downward attribution” rule was amended by the One Big Beautiful Bill Act of 2025, and generally will no longer apply effective for taxable years of foreign corporations beginning after December 31, 2025. We believe that Navios Partners was not a controlled foreign corporation (a “CFC”) as of December 31, 2025, or at any time during 2025, and we do not expect to become a CFC in a subsequent taxable year. However, given that we are publicly held, the constructive ownership rules under Section 318 of the Code may make it difficult to determine whether any U.S. person is a 10% U.S. Shareholder of ours and our non-U.S. subsidiaries and whether we or any of our non-U.S. subsidiaries is a CFC. Nevertheless, in the event the Company establishes one or more U.S. subsidiaries, the Company’s non-U.S. subsidiaries generally are not expected to be treated as CFCs for taxable years beginning after December 31, 2025 solely as a result of the Company’s ownership of any U.S. subsidiaries.

U.S. holders who at all times own less than 10% of our equity should not be affected. However, if we (or our non-U.S. subsidiaries) were to become a CFC, any U.S. holder owning 10% or more (by vote or value), directly or indirectly, of our equity could be subject to U.S. federal income tax in respect of a portion of our earnings and the earnings of our non-U.S. subsidiary. Any U.S. holder of Navios Partners that owns 10% or more (by vote or value), directly, indirectly or constructively, of the equity of Navios Partners should consult its own tax advisor regarding the U.S. federal tax consequences that may result from Navios Partners (and our non-U.S. subsidiary) being treated as a CFC (see “Material U.S. Federal Income Tax Considerations - U.S. Federal Income Taxation of U.S. Holders - Controlled Foreign Corporation).

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our controlled affiliates will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our common units. However, since we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

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

We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business. Such taxation would result in decreased earnings. Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common units arising in an investor’s particular situation under U.S. federal, state, local and foreign law.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders and other stakeholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with Delaware law and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and other stakeholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders and stakeholders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unitholders and other stakeholders of a similarly organized limited partnership in the United States.

We are organized under the laws of the Marshall Islands and operate primarily from Piraeus, Greece. As a result, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our business is operated primarily from Piraeus, Greece. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Greece and other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

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

As of March 5, 2026, Angeliki Frangou beneficially owned approximately 17.7% of the outstanding Common Units, consisting of 5,039,090 common units held directly or indirectly through entities affiliated with her. As of March 5, 2026, our general partner owned all 622,296 outstanding general partnership units, which represented a 2.1% ownership interest in us based on all outstanding common units and general partnership units.

Our general partner may transfer its general partner interest to, and the control of our general partner may be transferred to, a third party without common unitholder consent.

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

Our partnership agreement allows us to borrow money to make distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any borrowings by us to make distributions will reduce the amount of borrowings we can make for operating our business.

Our management will have broad discretion with respect to the use of the proceeds resulting from the issuance of common units whether under a continuous offering program or a secondary offering.

Our management will have broad discretion in the application of the net proceeds from continuous offering programs or secondary offerings, and could spend such proceeds in ways that do not improve our results of operations or enhance the value of our common units to the detriment of our unitholders and other stakeholders. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our common units to decline. Pending their use, we may invest the net proceeds from continuous offering programs or secondary offerings in a manner that does not produce income or that loses value.

Our general partner and its affiliates, which includes Angeliki Frangou, own a significant interest in us and may have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our unitholders and other stakeholders.

Angeliki Frangou, the Company’s Chief Executive Officer and Chairwoman is our main unitholder owning, directly and indirectly through affiliated entities, an approximate 17.7% of the total number of outstanding common units. Angeliki Frangou also beneficially owns our general partner, which owns all of our general partnership units representing a 2.1% ownership interest in us based on all outstanding common units and general partnership units. This concentration of ownership may delay, deter or prevent acts that would be favored by our other unitholders or deprive unitholders of an opportunity to receive a premium for their common units as part of a sale of our business, and it is possible that the interests of the controlling unitholders may in some cases conflict with our unitholders. The interests of our general partner and its affiliates may be different from your interests. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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
•
either or both of our general partner and our board of directors are involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders and payments to other stakeholders;
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

Navios Maritime Holdings Inc. and its affiliates may compete with us.

Navios Partners previously entered into an omnibus agreement (the “Omnibus Agreement”) with Navios Maritime Holdings Inc. (“Navios Holdings”) in connection with the closing of Navios Partners’ initial public offering governing, among other things, Navios Holdings and its affiliates (other than us, our general partner and our subsidiaries) whereby generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent as required under such agreement. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its affiliates to compete with us under specified circumstances which could harm our business.

Our officers face conflicts of interest and conflicts in the allocation of their time to our business.

Certain of our executive officers and/or directors also serve as executive officers and/or directors of Navios Holdings and its affiliates. Our Chief Executive Officer is also the Chief Executive Officer of Navios Holdings. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to Navios Holdings and their affiliates. As such these individuals have fiduciary duties to Navios Holdings and its affiliates which may cause them to pursue business strategies that disproportionately benefit Navios Holdings and its affiliates or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Holdings and its affiliates, on the one hand, and us and our unitholders on the other hand. Certain of our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Holdings and its affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including iron ore, oil, coal, grain and fertilizer and containers, chartering its vessels generally under short-term, medium to long-term charters. The operations of Navios Partners are managed by the Manager from its offices in Greece, Singapore and Monaco.

The principal executive offices of Navios Partners are located at c/o 85 Akti Miaouli, Piraeus 18538, Greece, and its telephone number is + (30) 2104595000. The registered address of Navios Partners in the Marshall Islands is Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960.

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

Please read Note 10 – Borrowings to our consolidated financial statements, included elsewhere in this annual report for a full description of the financing arrangements of the Company as of December 31, 2025.

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

Acquisitions and Sales of Vessels

Please read Note 6 – Vessels, net to our consolidated financial statements, included elsewhere in this annual report for a full description of the Company’s acquisitions and sales of vessels as of December 31, 2025.

Please read “Item 5. Operating and Financial Review and Prospects – Recent Developments” for a full description of the Company’s most recent acquisition and sales of vessels.

B. Business Overview

Introduction

We are an international owner and operator of dry cargo and tanker vessels, formed by Navios Holdings. Our vessels are generally chartered-out under short-term, medium-term and long-term time charters with an average remaining charter duration of approximately 2.1 years to a strong group of counterparties, including ZIM Integrated Shipping Services Ltd., Pacific International Lines (Pte) Ltd (“PIL”), HMM Co. Ltd., COSCO Shipping Group, Chevron Transport Corporation Ltd., Ocean Network Express Pte. Ltd., Unifeeder ISC FZCO, Maersk Group, INEOS Group and Petrochina.

Our Sustainability Practices

We are committed to integrating sustainability practices into our operations and business strategy aiming to become a leader in sustainability and exploitation of new technologies. We present our sustainability strategy and goals, set measurable sustainability targets and report on our progress across our business operations. Our sustainability reports may be found on our website at www.navios-mlp.com. The information on our website is not incorporated by reference into this annual report. The relevant emissions data for our fleet are reported as required.

Environment

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
(ii)
technological research and ESD implementation onboard. We have invested in renewing and upgrading our fleet with the latest technologies. Our newbuilding program replaces older vessels with newer, more efficient vessels, all of which are fitted with Energy Saving Devices (“ESD”) straight from the shipyard. We have also retrofitted multiple of our vessels in the water with energy saving devices, such as propeller boss cap fins and energy saving ducts and have installed high-efficiency LED lights across our fleet.

Invest in Research: We continue to invest in researching and developing innovative emission reduction technologies, specifically targeting advancements like carbon capture technologies. We explore and incorporate alternative fuels into future-looking strategies, positioning ourselves to benefit as they become technologically available and economically viable. For example, in 2024, in collaboration with Lloyd’s Register Maritime Decarbonization Hub and four other prominent ship owners, we launched a global non-profit Maritime Emissions Reduction Center (“M-ERC”) in Athens. The M-ERC was created with the goal of removing technical, investment and community barriers to reduce emissions of the existing global fleet. Its task is to inform and inspire the adoption of new and existing solutions to facilitate the maritime energy transition.

Since March 2025, Navios Partners has been an Innovation Member of the Maritime Consortium founded by the Massachusetts Institute of Technology and leading industry stakeholders dedicated to developing through research cutting-edge solutions in the modernization of the commercial fleet that reduce environmental impact.

Biodiversity and Ecology management:

The release of untreated ballast water can have severe impact on biodiversity. It can contain invasive species and bacteria which if not treated can have a detrimental impact to the local ecosystem and economy. There are two methods of discharging ballast water safely, ballast water exchange, and ballast water treatment systems.

A more sophisticated way of improving the safety of ballast water release is through the Ballast Water Treatment System (“BWTS”). This method involves treating the ballast water chemically or using ultraviolet light to sterilize the water before release. 100% of our fleet has implemented ballast water treatment systems.

Social responsibility:

We believe we are one of the industry leaders in workplace inclusion. Navios Partners has joined the All Aboard Alliance which unites senior leaders from the maritime industry to enhance inclusion in both maritime organizations at sea and onshore. All members of the alliance are encouraged to implement the alliance's framework into company policies and are required to report on their actions and progress each year. We joined this initiative in 2024 - signifying our commitment to shared learning and collective action in the maritime industry and fostering accountability. We are committed to ensuring that we have effective policies, strategies, procedures, and processes that promote equality, and contribute to an inclusive organizational culture. Our crew retention rates remain more than 95% for all our fleets in 2025. We continually invest in training both seafarers and shore side staff, especially in topics relating to safety and wellbeing. These trainings are repeated and stressed periodically at regularly hosted crew forums around the world. We address the issue of mental health, as a priority. All our seafarers have access to a 24/7 support line, where they can receive advice and guidance on any health or mental wellbeing issue. We believe that these efforts are the reason for our high crew retention rate. We also participate in community philanthropy and donate to several universities and learning institutions, charities, hospitals, and local religious institutions that assist the local communities. In 2025, we reinforced our dedication in advancing sustainability initiatives in the shipping industry by making annual donations to esteemed educational organizations both locally and internationally. By supporting five Greek university teams and fostering academic excellence, we contributed to the research and development of innovative technologies while enhancing teamwork. Additionally, we extended our support to academic institutions directly, furthering their growth and impact.

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

The safety of our seafarers is of paramount importance. As a show of our dedication to safety, we have chosen to align with multiple industry frameworks and disclose both our Lost Time Injury Rate (“LTIR”) and the Total Recordable Case Frequency (“TRCF”). The LTIR is a metric that calculates the number of incidents that result in time away from work. The TRCF goes further, recording the total number of recorded incidents. Further information on our LTIR and TRCF metrics can be found in our sustainability reports at www.navios-mlp.com.

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

Climate risk mitigation

We continuously monitor and implement strategies to mitigate the effects of climate risk, this includes:

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

Privacy and Data Security

Privacy and data security is crucial to our operations. The risk of security breaches is one that we take serious measures to safeguard against, implementing best practices in line with BIMCO recommendations and by utilizing high-quality operating systems. Our systems are regularly reviewed and updated as appropriate. We are fully compliant with the E.U. General Data Protection Regulation.

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

Our Fleet

As of March 5, 2026, Navios Partners’ fleet consisted of 66 dry bulk vessels, 51 containerships and 53 tanker vessels, including two newbuilding capesize vessels (chartered-in vessels under bareboat contracts) that are expected to be delivered in the second half of 2028 and the first quarter of 2029, eight newbuilding containerships (four 7,900 TEU containerships and four 8,850 TEU containerships) that are expected to be delivered through the first half of 2028 and 16 newbuilding tankers (11 aframax/LR2 and five MR2 product tanker chartered-in vessels under bareboat contracts) that are expected to be delivered through the first half of 2028. The fleet excludes one containership, two VLCC tankers and one post-panamax vessel that have been agreed to be sold.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil and/or refined petroleum products. In general, the vessels in our fleet are chartered-out under time charters with duration of up to 12 years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium-term and long-term charters.

The following table provides summary information about our fleet as of March 5, 2026:

Owned Dry bulk Vessels	Type	Built	Capacity (DWT)
Navios Christine B	Ultra-Handymax	2009	58,058
Navios Celestial	Ultra-Handymax	2009	58,063
Navios Venus	Ultra-Handymax	2015	61,339
Navios La Paix	Ultra-Handymax	2014	61,485
N Amalthia	Panamax	2006	75,356
Navios Victory	Panamax	2014	77,095
Rainbow N	Panamax	2011	79,602
Unity N	Panamax	2011	79,642
Odysseus N	Panamax	2011	79,642
Navios Amber	Kamsarmax	2015	80,909
Navios Avior	Kamsarmax	2012	81,355
Navios Centaurus	Kamsarmax	2012	81,472
Navios Citrine	Kamsarmax	2017	81,626
Navios Dolphin	Kamsarmax	2017	81,630
Navios Horizon I (5)	Kamsarmax	2019	81,692
Navios Galaxy II(7)	Kamsarmax	2020	81,789
Navios Uranus(7)	Kamsarmax	2019	81,821
Navios Felicity I(7)	Kamsarmax	2020	81,962
Navios Primavera (1)	Kamsarmax	2022	82,003
Navios Meridian (1)	Kamsarmax	2023	82,010
Navios Herakles I (2)	Kamsarmax	2019	82,036
Navios Magellan II (7)	Kamsarmax	2020	82,037

Navios Sky (1)	Kamsarmax	2015	82,056
Navios Alegria (5)	Kamsarmax	2016	84,852
Navios Sphera	Kamsarmax	2016	84,872
Navios Coral	Kamsarmax	2016	84,904
Copernicus N(3)	Post-Panamax	2010	93,062
Navios Stellar (1)	Capesize	2009	168,818
Navios Aurora II	Capesize	2009	169,031
Navios Antares(7)	Capesize	2010	169,059
Navios Symphony	Capesize	2010	177,960
Navios Ace (1)	Capesize	2011	178,929
Navios Aster	Capesize	2010	178,978
Navios Melodia	Capesize	2010	178,982
Navios Buena Ventura	Capesize	2010	179,109
Navios Luz	Capesize	2010	179,144
Navios Altamira	Capesize	2011	179,165
Navios Azimuth (1)	Capesize	2011	179,169
Navios Bonheur	Capesize	2010	179,204
Navios Etoile	Capesize	2010	179,234
Navios Fulvia	Capesize	2010	179,263
Navios Ray (1)	Capesize	2012	179,515
Navios Happiness	Capesize	2009	180,022
Navios Bonavis (1)	Capesize	2009	180,022
Navios Fantastiks	Capesize	2005	180,055
Navios Phoenix(7)	Capesize	2009	180,060
Navios Sol (1)	Capesize	2009	180,274
Navios Lumen (5)	Capesize	2009	180,493
Navios Canary(7)	Capesize	2015	180,528
Navios Pollux (1)	Capesize	2009	180,727
Navios Gem	Capesize	2014	181,206
Navios Joy	Capesize	2013	181,215
Navios Felix (5)	Capesize	2016	181,221
Navios Corali(7)	Capesize	2015	181,249
Navios Mars	Capesize	2016	181,259
Navios Koyo	Capesize	2011	181,415
Navios Azalea (2)	Capesize	2022	182,064
Navios Armonia (2)	Capesize	2022	182,079
Navios Altair (2)	Capesize	2023	182,115
Navios Sakura (2)	Capesize	2023	182,169
Navios Amethyst (2)	Capesize	2023	182,212
Navios Astra (4)	Capesize	2022	182,393

Owned Containerships	Built	Capacity (TEU)
Spectrum N	2009	2,546
Fleur N	2012	2,782
Ete N	2012	2,782
Navios Summer	2006	3,450
Navios Verano	2006	3,450
Matson Lanai	2007	4,250
Navios Verde	2007	4,250
Navios Amarillo	2007	4,250
Navios Vermilion	2007	4,250
Navios Azure	2007	4,250
Navios Indigo	2007	4,250
Navios Domino	2008	4,250
Matson Oahu	2008	4,250
Navios Destiny	2009	4,250
Navios Devotion	2009	4,250
Navios Lapis	2009	4,250
Navios Dorado	2010	4,250

Carmel I	2010	4,360
Zim Baltimore	2010	4,360
Navios Bahamas	2010	4,360
Navios Miami	2009	4,563
Navios Magnolia (3)	2008	4,730
Navios Jasmine	2008	4,730
Navios Chrysalis	2008	4,730
Navios Nerine	2008	4,730
Sparrow	2023	5,300
Zim Eagle	2024	5,300
Condor (ex Zim Condor)	2024	5,300
Hawk I	2024	5,300
Zim Falcon	2024	5,300
Pelican I	2024	5,300
Seagull (5)	2024	5,300
Zim Albatross (5)	2024	5,300
DP World Jeddah (1)	2024	5,300
DP World Jebel Ali (1)	2024	5,300
Hyundai Shanghai	2006	6,800
Hyundai Tokyo	2006	6,800
Hyundai Hongkong	2006	6,800
Hyundai Singapore	2006	6,800
Hyundai Busan	2006	6,800
HMM Ocean	2025	7,700
HMM Sky	2025	7,700
Navios Unison	2010	10,000
Navios Constellation	2011	10,000

Owned Tanker Vessels	Type	Built	Capacity (DWT)
Hector N	MR1 Product Tanker	2008	38,402
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Capella(1)	MR2 Product Tanker	2013	49,995
Nave Alderamin(1)	MR2 Product Tanker	2013	49,998
Nave Pyxis	MR2 Product Tanker	2014	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Orion (1)	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Jupiter	MR2 Product Tanker	2014	49,999
Nave Velocity	MR2 Product Tanker	2015	49,999
Nave Sextans	MR2 Product Tanker	2015	49,999
Nave Luminosity	MR2 Product Tanker	2014	50,240
Bougainville	MR2 Product Tanker	2013	50,626
Nave Ohana (2)	MR2 Product Tanker	2025	49,994
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cielo	LR1 Product Tanker	2007	74,896
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Cosmos	Aframax / LR2	2024	115,651
Nave Polaris	Aframax / LR2	2024	115,699
Nave Photon	Aframax / LR2	2024	115,752
Nave Dorado	Aframax / LR2	2025	115,762
Nave Neutrino	Aframax / LR2	2025	115,807
Nave Perseus	Aframax / LR2	2025	115,812
Nave Anthos(1)	Aframax / LR2	2026	116,998
Nave Galactic(3)	VLCC	2009	296,945
Nave Universe	VLCC	2011	297,066
Nave Quasar	VLCC	2010	297,376
Nave Buena Suerte(3)	VLCC	2011	297,491
Nave Synergy	VLCC	2010	309,483

Bareboat-in Vessels (6)	Type	Built	Capacity (DWT)
Navios Star	Kamsarmax	2021	81,994
Navios Amitie	Kamsarmax	2021	82,002
Navios Libra	Kamsarmax	2019	82,011
Nave Electron	VLCC	2021	313,239
Nave Celeste	VLCC	2022	313,418
Nave Allegro	VLCC	2020	313,433
Nave Tempo	VLCC	2021	313,486

Dry bulk Vessels to be Delivered	Type	Expected Delivery	Capacity (DWT)
TBN XXV(2)	Capesize	H2 2028	181,500
TBN XXVI(2)	Capesize	Q1 2029	181,500

Containerships to be Delivered	Expected Delivery	Capacity (TEU)
TBN XV	H1 2026	7,900
TBN XVI	H2 2026	7,900
TBN XVII	H2 2026	7,900
TBN XVIII	H1 2027	7,900
TBN XXI	H2 2027	8,850
TBN XXII	H2 2027	8,850
TBN XXIII	H2 2027	8,850
TBN XXIV	H1 2028	8,850

Tanker Vessels to be Delivered	Type	Expected Delivery	Capacity (DWT)
TBN I (2)	MR2 Product Tanker	H1 2026	52,000
TBN II (2)	MR2 Product Tanker	H2 2026	52,000
TBN III (2)	MR2 Product Tanker	H2 2026	52,000
TBN IV (2)	MR2 Product Tanker	H1 2027	52,000
TBN V (2)	MR2 Product Tanker	H1 2027	52,000
TBN VI(5)	Aframax/LR2	H1 2026	115,000
TBN VII(1)	Aframax/LR2	H1 2026	115,000
TBN VIII(5)	Aframax/LR2	H2 2026	115,000
TBN IX	Aframax/LR2	H1 2027	115,000
TBN X	Aframax/LR2	H1 2027	115,000
TBN XI	Aframax/LR2	H1 2027	115,000
TBN XIX	Aframax/LR2	H1 2027	115,000
TBN XX	Aframax/LR2	H1 2027	115,000
TBN XII	Aframax/LR2	H2 2027	115,000
TBN XIII	Aframax/LR2	H2 2027	115,000
TBN XIV	Aframax/LR2	H1 2028	115,000

(1) The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the contract.

(2) The vessel is subject to a bareboat contract with a purchase option at the end of the contract.

(3) Vessel agreed to be sold.

(4) The vessel is subject to a bareboat contract with a purchase obligation at the end of the contract.

(5) The vessel is subject to a sale and leaseback transaction with a purchase option at the end of the contract.

(6) The vessels have been classified as operating leases in Company’s Consolidated Balance Sheets.

(7) The vessel was delivered into Company's fleet, following the declaration of the option to acquire the vessel.

Competitive strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•
Strength through diversification. The Company operates a diversified fleet across the container, dry bulk and tanker sectors, which contributes to balanced cash flow generation despite differing market conditions across segments. As of March 5, 2026, we have opted to fix our container fleet on long-term charters with 100% of our available containership days fixed for 2026. This reduces market and residual risk for these vessels. We manage the credit risk of the long-term charters independently. In our dry bulk fleet, as of March 5, 2026 we have fixed 49% of our available dry bulk fleet days for 2026 (excluding index linked days) and have opted to keep 51% of our 2026 available days exposed to market rates. Within tankers, as of March 5, 2026 we have 87% of our 2026 available tanker days fixed (excluding index linked days).
•
Growth strategy. Over the past five years, we made approximately $3.7 billion investment in 54 newbuilding vessels. Of these vessels, 28 vessels have been delivered, with the remaining vessels scheduled for delivery through the first quarter of 2029. In the container sector, we used the strength of the container market to acquire 20 newbuilding containerships, hedging our financial investment by entering into long-term, creditworthy charters for these vessels. In the tanker sector, we acquired 18 Aframax/LR2 tankers (16 of which were chartered long-term) as well as six MR2 product tankers (two of which were chartered long-term). Finally, in the dry bulk sector, we acquired 10 newbuilding vessels, eight of which have been delivered. We also look to opportunistically sell vessels when we can take advantage of a good return to reallocate capital.

•
Stable cash flows. We benefit from scale through a larger and diversified asset base with increased earnings capacity. Our strong credit profile and operating cash flows support our growth, fleet renewal and deleveraging initiatives. We opportunistically seek to fix our vessels longer term during market highs and for shorter periods during market lows to take advantage of any market upturn.
•
Strong relationship with our Manager. We believe our relationship with our Manager provides us with numerous benefits that are key to our long-term growth and success. Our Manager’s commercial expertise, reputation within the shipping industry and their network of strong relationships with many of the world’s dry cargo raw material producers, agricultural traders and exporters, commodity traders, oil companies, liner operators, industrial end-users, shipyards and shipping companies provide us with access to a broad range of commercial opportunities. We benefit from the Manager’s expertise in technical management, which offers efficient operations and maintenance for our vessels as reflected in the history of low number of off-hire days and in the record of no material incidents resulting in pollution or loss of life.
•
High-quality, diversified fleet. Our diversified fleet, which includes Capesize, Kamsarmax, Panamax and Ultra-Handymax dry bulk vessels, VLCC and product tankers and Feeder, baby Panamax to Neo Panamax containerships allows us to serve our customers’ transportation needs for dry and liquid commodities and finished goods. Capesize vessels transport mainly iron ore and coal, to industrial users principally in China. Kamsarmax, Panamax and Ultra-Handymax vessels carry coal and grain and other bulk commodities worldwide. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or the Atlantic basin to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jet fuel and gasoil, and operate on short, medium and long haul routes. Feeder containerships operate worldwide on short haul trips moving containers from smaller ports to transshipment hubs where the containers are placed on larger containerships for long haul trips from the Far East to Europe or North America. Baby Panamaxes engage in intra ocean trade in the Far East and Indian Subcontinent as well as long haul trades to North America, South America and Africa. Neo Panamax containerships serve long haul routes from the Far East to North America and Europe.

Our fleet has an average age of 9.6 years as of March 5, 2026, on a dwt and fully delivered fleet basis, (average age of 11.5 years for dry bulk fleet, 9.9 years for containerships fleet and 6.6 years for the tanker fleet), compared to a current industry average age of about 12.9 years for the dry bulk fleet, 14.3 years for the containerships fleet and 14.1 years for the tanker fleet (all industry averages as of March 2026). Our large asset base provides us a significant buffer of collateral value.

Strategy

Our primary business strategies are the following:

•
Effectively manage sector exposure. We operate a fleet of dry bulk, tanker and containership vessels, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow and renew our fleet, we expect to adjust our relative emphasis among the dry bulk, tanker and containership sectors according to our view of the relative opportunities present in each sector. We believe that having a mixed fleet provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.
•
Pursue stable cash flows through long-term charters for our fleet. We are a safe, cost-efficient operator of modern dry bulk, tanker and container vessels. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time charters, with a greater emphasis on long-term charters. Where possible, we will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. We believe a flexible chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while continuing to benefit from the stable cash flows and high utilization rates associated with longer-term time charters. As of March 5, 2026, the vessels in our fleet have an average remaining charter duration of approximately 2.1 years, which we continuously seek to improve.
•
Actively manage our fleet to maximize return on capital over market cycles. We plan to actively manage the size and composition of our fleet through our vessel purchase and sale activities in an effort to achieve sizeable returns on invested capital. Using our Manager’s global network of relationships and extensive experience in the maritime transportation industry, coupled with our Manager’s financial expertise, we plan to opportunistically grow and renew our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital. We also intend to engage in opportunistic sales to avail ourselves of attractive values available through market cycles.
•
Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to leverage the Manager’s operational expertise and customer relationships to strengthen our competitive position by consistently delivering high levels of service, reliability and safety.
•
Benefit from our Manager’s risk management practices and corporate managerial support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the markets, as well as an understanding of capital costs and returns. The Manager actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. The Manager closely monitors credit exposure to charterers and other counterparties and has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Partners benefits from these established policies.
•
Sustain a competitive cost structure. Pursuant to our Master Management Agreement, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. We believe that the Manager is able to do so at rates competitive with those that would otherwise be available to us through independent vessel management companies.

Our Customers

We provide or will provide seaborne shipping services under short-term, medium-term, and long-term time charters, bareboat charters and voyage charters with customers that we believe are creditworthy. For the years ended December 31, 2025 and 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 14.8% and 11.3%, respectively, of our total revenues. For the year ended December 31, 2023, no customer accounted for 10.0% or more of our total revenues.

Although we believe that if any one of our charters were terminated, we could re-charter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to re-charter our vessel on a favorable basis due to then-current market conditions, or otherwise.

Competition

The dry bulk shipping market is extensive, diversified, competitive and highly fragmented, divided among approximately 2,972 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 14,612 vessels, aggregating approximately 1.066 billion dwt as of January 1, 2026. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 106 dry bulk vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Starbulk Carriers, Mitsui OSK Lines, Wisdom Marine, China Development Bank, CMB, China Merchants, Pacific Basin Shipping and Nissen Kaiun. There are about 40 owners known to have fleets of between 38 and 98 vessels. However, vessel ownership is not the only determining factor of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Such operators include Cargill International S.A., Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

The container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 924 liner operators and independent owners. The world’s active containership fleet consists of approximately 7,048 vessels, aggregating approximately 33.033 million TEU as of January 1, 2026. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and containership owners and operators, whose vessels are mainly in the larger sizes, only 11 companies are known to control fleets of 107 vessels or more: Mediterranean Shipping Co. (MSC), CMA CGM, AP Moller, China COSCO Shipping, Atlas Corp (former Seaspan), Evergreen, Wan Hai Lines, Hapag Lloyd, SITC, Eastern Pacific Shipping and PIL. There are about 39 owners known to control fleets of between 29 and 98 vessels. However, vessel ownership is not the only determining factor of fleet control. Liner companies, who control the movement of containers on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but do not control the movement of any containers, the so called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. MSC and AP Moller are such liner operators; whereas Danaos, Costamare, Peter Dohle, Atlas/Seaspan and others including Navios Partners are tonnage providers.

The tanker shipping market is extensive, diversified, competitive and fragmented, divided among approximately 3,994 oil companies, operators and independent owners. The world’s active tanker fleet over 10,000 DWT consists of approximately 7,875 vessels, aggregating approximately 710 million DWT as of January 1, 2026. As a general principle, the smaller the cargo carrying capacity of a tanker, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger oil companies, tanker owners and operators, whose vessels are mainly in the larger sizes, only twelve companies are known to control fleets of 91 vessels or more: China COSCO Shipping, China Merchants, Mitsui OSK Lines, Dynacom, Fredriksen Group, Pertamina, Sinokor Merchant, BW Group, Scorpio Group, Eastern Pacific Shipping, TORM A/S and Stolt Nielsen. There are about 38 owners known to control fleets of between 35 and 86 vessels. However, vessel ownership is not the only determining factor of fleet control. Oil and trading companies, who control the movement of crude oil and petroleum products on land and at sea, own vessels directly and charter in vessels on short and long-term charters. Many owners/managers of tankers charter their vessels out for extended periods but do not control the movement of any crude or products. Oil companies or trading companies may, at any given time, control a fleet many times the size of their owned tonnage. Saudi Aramco, Exxon, Shell and Chevron are such oil companies; whereas Vitol,

Trafigura and Glencore are traders trading crude oil and product cargoes worldwide. These companies leverage their own cargo base and controlled fleets to optimize their fleet trading strategies.

In addition, a number of large pool operators such as China Pool Limited, Navig8, Maersk and Scorpio Tankers Inc control substantial fleets in market segments and have preferential access to cargoes and the ability to optimize vessel chartering through economies of scale and superior market information.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the container, tanker and dry bulk sectors. Many of these competitors have strong reputation and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

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

Management of Ship Operations, Administration and Safety

Pursuant to the Master Management Agreement with the Manager and the Administrative Services Agreement with the Manager, we have access to human resources, financial and other administrative functions, including but not limited to:

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

Crewing

The Manager crews our vessels primarily with Greek, Filipino, Romanian, Ukrainian, Georgian and Indian officers and Filipino, Ethiopian and Indian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The Manager is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of approximately $0.5 million for dry bulk, containers and tanker vessels for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time under customary deductibles.

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

Should a member leave or terminate the fleet entry with any of the Associations, they may be liable to pay release calls or, at the Club’s Manager discretion, provide adequate security for the same amount. Release calls represent the members’ contribution towards claims that may arise in respect of policy years not yet finally closed. The amount is determined by the Club based on an actuarial assessment of outstanding claims and projected liabilities.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes and delay”, except in cases of loss of hire due to war or a piracy event or due to presence or suspected presence of contraband on board. Specifically, Navios Partners does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the ship owner for reasons set forth in the policy.

However, in some cases when a vessel is transiting high risk war and/or piracy areas, we arrange war loss of hire insurance to cover up to 270 days of detention/loss of time. When our charterers engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran, our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and unit price.

There are no deductibles for the war loss of hire cover in case of piracy and contraband cover.

Even if our insurance coverage is adequate to cover our losses, if we suffer a loss of a vessel, we may not be able to obtain a timely replacement for any lost vessel. Furthermore, in the future, we may not be able to obtain or maintain adequate insurance coverage for our fleet on reasonable terms and rates and certain losses may exceed available coverage. Due to heightened geopolitical tensions in designated war risk areas including the Indian Ocean, Gulf of Aden, and Red Sea, insurance underwriters are increasingly reluctant to provide coverage or are providing coverage at increased premiums, reduced capacity, more restrictive terms significantly limiting their overall exposure.

More stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine casualty could give rise to liabilities in excess of our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

International Conventions and Standards

The International Maritime Organization (“IMO”) has adopted regulations under the International Convention for the Prevention of Pollution from Ships (“MARPOL”). MARPOL is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes concerning operational pollution by oil, noxious liquid substances (“NLS”), harmful substances, sewage, garbage and air emissions.

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

Since 2013, MARPOL has introduced mandatory measures that impose energy efficiency and emissions standards on vessels. These include requirements for ships to maintain a Ship Energy Efficiency Management Plan (“SEEMP”) and for newbuild vessels to comply with the Energy Efficiency Design Index (“EEDI”), which establishes minimum energy efficiency levels per capacity mile. Phase 3 EEDI requirements for several vessel types, including gas carriers, LNG carriers and general cargo vessels, became effective on January 1, 2025, requiring improved energy efficiency compared to earlier vessel designs. The IMO’s Marine Environment Protection Committee (“MEPC”) is also considering the possible introduction of Phase 4 EEDI requirements.

In addition, the IMO has adopted measures applicable to existing vessels, including the Energy Efficiency Existing Ship Index (“EEXI”) and the Carbon Intensity Indicator (“CII”), which establish technical and operational efficiency standards and require vessels to achieve annual carbon intensity ratings. Amendments adopted by the MEPC also require reporting of attained EEXI and CII values to the IMO Ship Fuel Oil Consumption Database. These requirements entered into force in 2024.

The IMO has also adopted amendments to MARPOL Annex I prohibiting the use and carriage of heavy fuel oil (“HFO”) as fuel by ships operating in Arctic waters, which became effective on July 1, 2024.

MARPOL Annex VI currently limits the sulfur content of marine fuels to 0.5% globally. More stringent limits of 0.1% sulfur apply in designated Emission Control Areas (“ECAs”), including the Baltic Sea, the North Sea (including the English Channel), the North American ECA and the U.S. Caribbean ECA. Additional ECAs are being implemented or considered, including the Mediterranean Sea ECA, which will enter into force on May 1, 2025, as well as proposed ECAs in the Canadian Arctic, the Norwegian Sea and the North-East Atlantic Ocean. Compliance with sulfur emission limits may be achieved through the use of low-sulfur fuels or the installation of exhaust gas cleaning systems (“scrubbers”), both of which may increase operating costs or require capital expenditures.

Certain jurisdictions have also adopted regional or local requirements that may be more stringent than IMO standards. For example, the California Air Resources Board (“CARB”) requires vessels operating within 24 nautical miles of the California coast to use low-sulfur marine fuels and restricts the use of scrubbers, while also phasing in requirements for shore power at ports. China and South Korea have established regional emission control zones in certain coastal and port areas requiring the use of fuels with sulfur content of 0.1%.

Environmental laws and regulations continue to evolve, and additional international, regional or national requirements may be adopted in the future. Compliance with such regulations may require us to incur significant costs or make changes to our operations, which could adversely affect our business, financial condition and results of operations.

•
Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of March 5, 2026, the International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM Convention) has been ratified by 101 countries, representing approximately 93.73% of the world's merchant shipping tonnage.

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

The MEPC has recently provided updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications. At the MEPC 80 Session in July 2023, the MEPC adopted amendments to appendix II of the Annex to the BWM Convention (Form of Ballast Water Record Book) which entered into force on October 1, 2025. MEPC 81 provided interim guidance on the application of the BWM Convention to ships operating in challenging water quality conditions. Similarly, MEPC 82 issued a circular providing guidance for the temporary storage of treated sewage and/or grey water in ballast water tanks. MEPC in April 2025 began work on a comprehensive set of amendments to the BWM Convention, with adoption aimed for 2026.

The United States is not party to the BWM Convention, but has similar, though not identical, requirements. Ships operating in U.S. waters must comply with U.S. ballast water regulations.

•
Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil,” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), is subject to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. There is a financial limit on this liability, which is calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when it is not carrying such cargo if the spill occurs while it is in ballast. However, certain states have only ratified earlier iterations of the CLC, which have a lower liability limit, restrict the area in which the convention is applicable, and only cover spills from tankers if laden at the time of the spill.

For vessel operations not covered by the CLC, including all non-tanker vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws.

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of March 12, 2025, the Bunker Convention had 108 contracting States, representing 98% of the gross tonnage of the world’s merchant fleet.

The United States is not party to these conventions, but has similar, though not identical, regime under the OPA.

•
Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from tanker vessels. This regime is set forth in the “OPA”.

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

•
International Safety Regulations

Our vessels also must operate in compliance with the requirements set forth in the IMO’s International Convention for the Safety of Life at Sea, as amended, (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS. Effective, January 1, 2024, new SOLAS Regulation II-1/3-8 required both new and existing ships to comply with new towing and mooring equipment standards. These regulations are expected to increase the cost of building new vessels (built after January 1, 2024) and will require increased expenditures for compliance, inspection, and certification on existing vessels (keels laid on or after January 1, 2007) of least 3,000 gross tons. Emergency towing arrangements shall be fitted on ships, other than tankers, of not less than 20,000 gross tonnage on or after January 1, 2028.

Additionally, effective January 1, 2026, new definitions and provisions to SOLAS regulation II-2/4 will require that ships carrying fuel shall, prior to bunkering, be provided with a declaration signed and certified by the fuel oil supplier’s representative that the oil fuel supplied is in conformity with regulation SOLAS II.2/4.2.1 and with the test method used for determining the flashpoint.

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

On cybersecurity, IMO Cyber Risk Management Guidelines came into force on January 1, 2021. On April 4, 2024, IMO issued Revision 3 of its Guidelines on Maritime Cyber Risk Management, which provide high-level recommendations to vessel operators to assist in minimizing cybersecurity risks. Pursuant to the IMO’s resolution MSC.428(98) administrations are encouraged to ensure that cyber risks are appropriately addressed in existing SMSs.

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

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. EPA under the CWA. In 2013, the Environmental Protection Agency (“EPA”) adopted an enforcement response policy for ballast water discharges and U.S. Coast Guard extensions. The memorandum articulates how EPA will consider the grant of an extension by the Coast Guard when a vessel has not complied with the numeric ballast water discharge limits In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on EPA’s Vessel General Permit, a number of states have implemented a variety of stricter ballast water requirements. The past several years have seen a marked increase in enforcement actions by EPA for alleged violations of the Vessel General Permit.

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

The Vessel Incidental Discharge Act (“VIDA”) establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. EPA issued its final rule establishing national standards of performance for vessel incidental discharges on October 9, 2024. The rule established both generic and specific discharge standards of performance. The general discharge standards apply to all covered vessels and incidental discharges and require best management practices to minimize the introduction of pollutants from discharges. The general discharge standards are organized into three categories: General Operation and Maintenance, Biofouling Management, and Oil Management. The specific discharge standards establish requirements for incidental discharges from 20 distinct vessel pieces of equipment and systems. Litigation has been initiated in the D.C. Circuit challenging several provisions of the EPA’s final rule. Until the USCG's implementation regulations for VIDA are final, effective, and enforceable, vessels will continue to be subject to the existing discharge requirements established in EPA's 2013 Vessel General Permit and the USCG's ballast water regulations. Several U.S. states have added specific requirements to the Vessel General Permit inclusion submission of a Notice of Intent, or retention of a PARI form and submission of annual reports. Implementation of VIDA is intended to create more uniformity in state and federal regulation of incidental vessel discharges.

On October 18, 2023, EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards Performance. The notice shares new ballast water information that EPA received from the U.S. Coast Guard and discusses regulatory options for ballast tanks, hulls and associated niche areas, and graywater systems under consideration for the final rule. Importantly, EPA did not significantly reduce the number of discharges covered, rather combined several discharges into one, taking a more systematic approach to managing the discharges. Two years after the EPA published its final standard, the U.S. Coast Guard is required to finalize corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

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

In December 2023, the U.S. House of Representatives introduced the Renewable Fuel for Ocean-Going Vessels Act which would amend the CAA to include fuel for oceangoing vessels as an additional type of renewable fuel for which credits may be generated under the existing renewable fuel program. This legislation is currently still pending in the House of Representatives. The same legislation was then introduced in the U.S. Senate in March 2025. Both bills remain pending in legislative committees as of March 24, 2026.

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

•
Liability for Pollution and Interaction between MARPOL and EU Law

The EU has implemented certain EU-specific pollution laws, including a 2005 directive on ship-source pollution. This directive imposes criminal sanctions for pollution caused by intent or recklessness (which would be an offense under MARPOL), as well as by “serious negligence”. The directive could therefore result in criminal liability being incurred in a European port state in circumstances where it may not be incurred in other jurisdictions. Directive (EU) 2024/3101 extends the 2005 directive’s definition of “polluting substances” to cover also Annex III (harmful substances carried by sea in packaged form), Annex IV (sewage from ships) and Annex V (garbage from ships) to MARPOL 73/78 and Exhaust Gas Cleaning System residue. This directive entered force on January 5, 2025 and must be implemented by Member States by July 6, 2027.

The EU also promulgated another Directive, (EU) 2024/1203. This directive ensures common definitions of environmental criminal offences and the availability of effective, proportionate and dissuasive criminal penalties for serious environmental offences. According to this directive, Member States shall ensure that violations of standards constitute a criminal offence. This directive also mandates that Member States shall ensure that criminal offences relating to this conduct constitute qualified criminal offences. Directive (EU) 2024/1203 entered into force on May 20, 2024 and has to be implemented in national regulations on May 21, 2026 at the latest.

•
Regulation of Emissions and Emissions Trading System

The EU has an Emissions Trading System (“ETS”) that has been approved for the maritime transport sector. Formal adoption occurred in June 2023 and the ETS has been in effect since January 1, 2024.

On July 14, 2021, the European Commission adopted a series of legislative proposals depicting how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in greenhouse gas emissions by 2030. The package proposes to revise several pieces of EU climate legislation, including the EU ETS FuelEU Maritime, Effort Sharing Regulation, transport and land use legislation, setting out in real terms the ways in which the Commission intends to reach EU climate targets under the European Green Deal. The EU ETS has included the monitoring and reporting of CO2 emissions and will include methane and nitrous oxide as of January 1, 2026. The ETS requires the purchase and surrender of EU ETS emissions allowances equal to % carbon emitted, thereby putting a price on emissions (2025 – 40% of 2024 emissions; 2026 – 70% of 2025 emissions; 2027 – 100%). Allowances can be purchased through the European Energy Exchange (EEX) as the primary market. The surrendering is to be done by transferring EU allowances from the Maritime Operator Holding Account (MOHA) of a shipping company to its Administering Authority. The deadline to submit (surrender) allowances will be 30 September of the following year. In general, 100% of emissions on voyages within EU/EEA and while at berth are subject to ETS; and 50% of emissions on voyages in and out of EU/EEA are subject to ETS. In order to reduce the risk of evasion by container ships and the risk of relocation of container transshipment activities outside the EU/EEA, the EU ETS also contain a mitigation measure; stops at "neighboring container transshipment ports" (defined as certain ports located within 300 nautical miles of EU) are also subject to ETS. Vessels entering the EU must report under both EU Monitoring, Reporting and Verification (“EU MRV”) and IMO Data Collection System.

The EU ETS covers 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and 100% of emissions that occur between two EU ports and when ships are within EU ports. Exemptions to the EU ETS apply for certain voyages to outermost regions or some small islands, or to the benefit of ships using renewable fuels. Exemptions are subject to verification by the competent authority of the member state of the port of call or any duly authorized entity, after consulting relevant entities where appropriate. In addition to per ship reporting, registered entities will have to submit certified total overviews of the emissions of the entire fleet no later than March 31 of each year. Compliance with EU ETS means that the shipping company responsible has surrendered a sufficient amount of allowances before September 30 following the reporting year.

The penalty for non-compliance with the EU ETS is penalties / fines. Shipping company that has failed to surrender allowances for two or more consecutive periods is also at risk of receiving an expulsion order. This order means ships can be refused entry into EU / EEA ports, and that they can be detained by the Member State the ship is flagged.

•
EU MRV

The EU MRV regulation entered into force on July 1, 2015, and requires ship owners and operators to annually monitor, report, and verify carbon dioxide emissions for vessels larger than 5,000 gross tonnage calling at any EU, Norway and Iceland port. Data collection takes place on a per voyage basis and started on January 1, 2018. The reported carbon dioxide, methane and nitrous oxide emissions, together with additional data, are to be verified by independent certified bodies and sent to a central database managed by the European Maritime Safety Agency. Since the year, 2019, it is mandatory for the companies to submit an approved by an independent verifier emissions report to the European Commission and to the responsible authorities of the flag states. The aggregated ship emission and efficiency data is published by the European Commission. As of January 1, 2025, the scope of the EU MRV includes offshore ships above 400 GT and general cargo ships between 400 and 5000 GT.

•
FuelEU Maritime

Closely linked to MRV Maritime and the EU ETS, the “FuelEU Maritime Regulation” (Regulation (EU) 2023/1805 of the European Parliament and of the Council of September 13, 2023) is a regulation under which shipping companies have to monitor, calculate and report the average annual GHG intensity of the energy used on board each of their ships. This Regulation requires from January 2025 the reporting of life cycle emissions rather than direct emissions (“Well-to-Wake”, WtW emissions), while the MRV Maritime and EU ETS require the reporting of direct emissions, or “Tank-to-Wake” (TtW) emissions. FuelEU Maritime has its own compliance system. With certain exceptions, the FuelEU Maritime Regulation will apply to ships above 5,000 gross tons calling at EU / EEA ports from January 1, 2025, irrespective of flag. This regulation contains two main requirements; (i) an obligation to use onshore power supply or other zero-emission technology in ports; and (ii) the introduction of increasingly stringent limitations on the carbon intensity of fuels/energy used on board vessels. There are specific targets for reduction of the yearly average GHG intensity of the energy used on board by ships, set in 5-year steps, ranging from 2% in 2025 to 80% in 2050.

The obligation to use onshore power supply or other zero-emission technology in ports will apply from January 1, 2030. The limitations on the carbon intensity of fuels/energy used on board vessels have applied since January 1, 2025. Rather than dictating the type of fuels to be used by the shipping industry, the FuelEU Maritime Regulation requires that the yearly average intensity of the energy used on board ships does not exceed a specific GHG intensity limit. The GHG intensity limit is calculated from a reference value of 91,16 grams of CO2 equivalent per MJ. This reference value will be reduced by a given percentage in certain years; starting with a 2% reduction in 2025 and ending with an 80% reduction in 2050. The targets cover CO2, methane and nitrous oxide emissions over the full lifecycle of the fuels used onboard.

Shipping companies will have to document compliance with the FuelEU Maritime Regulation. Compliant shipping companies will receive a “FuelEU Certificate of Compliance”, which must be kept onboard the vessels. For vessel which does not meet the annual limits, a penalty system will be established. The penalties will be calculated on the basis of specific rules set out in an annex to the regulation. Generally, these will be based on the amount and cost of renewable and low-carbon fuel that the vessel would have needed to use in order to meet the relevant requirements. If a vessel has failed to present a valid FuelEU Certificate of Compliance for two or more consecutive reporting periods an expulsion order may be issued, with consequences similar to those applicable for EU ETS.

Beginning January 1, 2025, companies have been required to record data for each of their ships’ arrivals and departures at EU ports related to FuelEU Maritime. Additionally, by January 31 of each verification period, a ship-specific ‘FuelEU report’ must be provided to the verifier. The regulation can apply differently depending on the type of voyage undertaken. Additionally, exemptions are available. The requests for these exemptions must be notified by Member States to the European Commission and will be published by the Commission in the Official Journal of the European Union. They are subject to a time limit, with an expiration date no later than December 31, 2029.

•
Ship Recycling and Waste Shipment Regulations

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention was ratified by 16 states, representing 40% of the world fleet, in June 2023 and entered into force on June 26, 2025. As of March 5, 2026, the Hong Kong Convention has 29 signatories representing 60.46% of global tonnage. The Hong Kong Convention requires ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”).

The EU has long advanced regulation on ship recycling and waste shipment. On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of June 14, 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. These regulations were recently amended.

Regulation (EU) 2024/1157 of April 11, 2024 on shipments of waste, amended Regulation (EU) 1257/2013 (of November 20, 2013 on ship recycling and amending Regulation (EC) 1013/2006 and Directive 2009/16/EC) and Regulation (EU) 2020/1056 (of July 15, 2020 on electronic freight transport information), and repealed Regulation (EC) 1013/2006 (of June 14, 2006 on shipments of waste)).

Regulation (EU) 2024/1157 shall apply from May 21, 2026, with some exceptions. Regulation (EU) 2024/1157 is intended to supplement the general waste management legislation of the EU, such as Directive 2008/98/EC of the European Parliament and of the Council of November 19, 2008. Regulation (EU) 2024/1157 implements at the EU level the Basel Convention of March 22, 1989 on the control of transboundary movements of hazardous wastes and their disposal.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eleven facilities in Turkey, and one facility in the United States amidst numerous European locations, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels, particularly given the above-referenced requirements which are in the process of coming into force. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

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

MEPC 83 was expected to agree on a set of mid-term measures for a carbon levy, instead a compromise was reached for a Net-Zero Framework (NZF) which will be a hybrid approach combining a GHG fuel standard with a limited carbon pricing mechanism. IMO proposes that beginning in 2028, IMO member countries with ships above 5,000 gross tonnage pay a carbon price of $100 per tonne of CO2 equivalent. IMO will make a decision on whether to adopt the NZF in October 2026.

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

MEPC 83 approved new regulation for mandatory fuel standards and GHG emissions pricing for ships over 5,000 gross tons, aimed at achieving net-zero emissions by 2050.

The IMO is considering its position on market-based measures through an expert working group.

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

In the United States, there are varying approaches on whether to add additional regulations on GHG emissions. In the spring of 2022, the U.S. Coast Guard was also expected to adopt GHG regulations that mirror MARPOL Annex VI, but those regulations still remain pending. The Coast Guard has reported that its regulations will be designed to “fill gaps in the existing framework”. On June 27, 2011, the Coast Guard and U.S. Environmental Protection Agency (“EPA”) entered into a memorandum of understanding (“MOU”) by which they have agreed on enforcement responsibilities relating to inspections of marine fueling facilities, shipboard compliance inspections and investigations and enforcement actions. In September 2022, the U.S. Department of Energy, Transportation, Housing and Urban Development and EPA signed a historic memorandum of understanding to enable the four agencies to accelerate efforts to decarbonize the transportation sector. In January 2023, the agencies released the U.S. National Blueprint for Transportation Decarbonization, an interagency framework of strategies to remove all emissions from the sector by 2050.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. On February 12, 2026, the United States announced the formal repeal of the endangerment finding.

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

In March 2024, the SEC released a final rule (the "SEC Climate Rule") requiring certain reporting criteria for U.S. public companies, including the disclosure of climate-related risk information in registration statements and periodic reports. On March 27, 2025, in a filing in the Eighth Circuit litigation, the SEC stated that it would no longer defend the rules and asked the court to set them aside and dismiss the pending cases. The rule remains in limbo pending agency action to rescind, revise or revive it.

In the United States, states have passed and are considering similar climate disclosure legislation. In 2023, California passed the Climate Corporate Accountability Act (SB 253) which requires large companies doing business in California and making $1 billion (gross revenue) to report and verify their Scope 1, Scope 2, and Scope 3 greenhouse gas emissions. California also passed the Climate-Related Financial Risk Act (SB 261) which requires companies doing business in California and obtaining over $500 million (gross revenue) to disclosure information relating to the company’s climate-related financial risk and their plans to mitigate any such climate-related risks biannually. Companies must also post their climate-related risks on their website by January 1, 2026. California has postponed the reporting deadline for SB 253 until August 10, 2026. On November 18, 2025, the Ninth circuit froze enforcement of SB 261, pending appeal, but declined to stay SB 253. Oral argument has taken place and a decision is currently pending. Despite the outcome, there is another litigation in district court in California that challenges both SB 261 and SB 253 that has not yet reached disposition.

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

New York and New Jersey have similar legislation related to climate disclosure for both private and publicly traded companies that is still pending in their respective state legislatures. We are continuing to monitor these bills.

On January 20, 2021, an executive order was issued for the U.S. to enter the Paris Agreement, with the country officially rejoining on February 19, 2021. Then, in January 2025, Executive order 14162 was signed to initiate the process of the United States' withdrawal from the Paris Agreement.

On April 9, 2025, President Trump issued Executive Order 14269, Restoring America’s Maritime Dominance. The EO directs a high-level plan for the creation of a Maritime Action plan aimed at revitalizing the U.S. maritime section while simultaneously enhancing national security and economic prosperity. In February 2026, the White House published America’s Maritime Action Plan, which identifies four pillars of U.S. maritime policy, including rebuilding U.S. shipbuilding capacity and capabilities, reforming workforce education and training, protecting the maritime industrial base, and improving national security, economic security and industrial resilience. It also identifies a goal of deregulation to eliminate redundant, obsolete, or unduly burdensome regulations, to streamline compliance processes, to clarify regulations and policies, and to update regulations to account for autonomous vessels. Key legislative initiatives include: enforcing payment of fees at U.S. borders, imposing tariffs on Chinese maritime equipment, creating programs to incentivize private investment in commercial shipbuilding and repair facilities, enforcing the Harbor maintenance fee, establishing a Maritime Security Trust Fund, and creating Maritime Prosperity Zones.

The EU Corporate Sustainability Reporting Directive’s (“CSRD”) requirements will require most large maritime shipping companies to report on GHG emissions. Amendments to CSRD have now removed listed medium-sized, small companies, and financial holdings companies from the scope. Under the CSRD, companies within its scope must disclose their business model, sustainability objectives, progress, management's involvement in sustainability, policies, due diligence processes, adverse impacts, mitigation measures, sustainability risks, and relevant indicators. Additionally, the CSRD mandates disclosure of transition plans for climate change mitigation, ensuring alignment with a sustainable economy and the Paris Agreement. Companies without plans must specify intentions to develop one, with the absence potentially deterring investor interest due to perceived financial risks.

The implementation date for member states has been postponed to July 26, 2028 and the application date for companies to July 26, 2029. CSRD will apply to all large EU companies with more than 1,000 employees, a turnover of more than €450 million. Non-EU entities provided that the parent company has a net turnover of more than €450 million for two consecutive financial years and the subsidiary or branch in the EU that has a net turnover of more than €200 million will have to comply.

The first set of reporting standards, developed by the European Financial Reporting Advisory Group (EFRAG) and endorsed by the European Commission, were adopted on July 31, 2023. A second set of reporting standards, European Sustainability Reporting Standards (ESRS) and sector-specific standards for large non-EU companies have been amended such that the European Commission will now be allowed to adopt sector-specific guidelines. Final ESRS standards will be released in the first half of 2026. CSRD compliant reporting for large EU entities begins in 2028 (covering FY27 information). Non-EU based companies begin reporting in 2029 (covering FY28 information). Reporting on greenhouse gas emissions (scopes 1, 2, and 3) is obligatory if climate change is recognized as a material concern following a materiality assessment. For example, it is anticipated that a company operating in the shipping sector acknowledges climate change as a significant issue.

The CSRD requires member states to establish effective supervision and sanction systems. Breaches may incur rectification orders, administrative late fees, or criminal liability, including fines or imprisonment, to enforce compliance with CSR reporting requirements.

On March 15, 2024, the Committee of Permanent Representatives (COREPER) of the Council of the European Union approved an amended draft of the Corporate Sustainability Due Diligence Directive (CS3D).

For EU companies to fall under the directive's scope, the employee threshold has been raised to 5,000 employees, and the global turnover threshold has increased to more than €1.5 billion in net turnover.

The main obligations under the CS3D include conducting risk-based human rights and environmental due diligence.

Non-compliance with the CS3D may result in various sanctions, such as orders from supervisory authorities, penalties of up to 3% of the company's net worldwide turnover, and civil liability for damages caused by non-compliance with due diligence obligations.

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

The Omnibus Simplification Package was approved by European Parliament on December 16, 2025.

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

Iran Sanctions

There is significant divergence in the U.S. and EU / UK positions on Iran, largely stemming from the U.S. withdrawal from the Joint Comprehensive Plan of Action (JCPOA). While the U.S. maintains a comprehensive trade embargo, the EU / UK sanctions frameworks differ in scope and have reintroduced in September 2025 certain nuclear-related measures in the EU and UK following developments in 2025.

EU and UK sanctions

EU sanctions on Iran include (i) nuclear proliferation-related restrictive measures, (ii) restrictions on the export of arms and military goods listed in the EU Common Military List, and (iii) restrictions in relation to items that might be used for internal repression and related listings. Full details of these goods can be found in the EU Common Military List and the consolidated EU Council Regulation 267/2012 and EU Council Regulation 359/2011 (each as amended from time to time). Trade with Iran which is caught by the above mentioned sanctions can only be engaged if prior authorization (granted on a case-by-case basis) is obtained from the relevant national authorities within the EU. The remaining restrictions apply to the sale, supply, transfer or export, of specific listed goods directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran. In addition, the EU has adopted and expanded restrictive measures in response to Iran’s continued military support to Russia in the war with Ukraine, including further listings.

The UK imposes autonomous sanctions regimes and, while there are broad similarities with the EU in certain areas following the UK’s departure from the EU, UK measures should be assessed separately on a case-by-case basis.

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

The current secondary sanctions in place with respect to Iran, are very expansive and include but are not limited to: (i) sanctions on the Iranian metals industry, (ii) sanctions on Iran’s shipping and shipbuilding sectors, (iii) sanctions on the Iranian energy industry, which includes the petroleum and petrochemicals industries, (iv) sanctions on the Iranian construction, mining, manufacturing, and textiles industry, and (v) sanctions with SDNs sanctioned under certain programs. These secondary sanctions prohibit significant/material transactions involving the sale, supply, or transfer of goods or services used in connection with any of the aforementioned industries and sectors of Iran’s economy.

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

EU Sanctions

The initial EU sanctions imposed from 2014 were relatively limited, being confined to travel bans and asset freezes on specified Russian persons and entities with sectoral sanctions, limiting the provision of equity financing and loans to the listed entities. Further general restrictions on trade prohibited the import into the EU of goods originating in Crimea or Sevastopol.

Since February 2022, the EU sanctions regime has broadened considerably. This includes the designation of many more individuals and entities, broad trade restrictions in respect of newly annexed regions of Ukraine (Donetsk, Kherson, Luhansk and Zaporizhzhia), as well as the widening of trade sanctions in relation to Russia including by (i) restricting exports of dual-use, military, and other advanced technologies, (ii) restrictions on financial services (including a ban on certain banks from using the SWIFT system), (iii) prohibitions against transactions with certain state-owned entities and/or ports, (iv) trade and transport restrictions for both export and import of goods, including oil and petroleum products, coal, steel/iron, fertilisers, luxury goods, metals, LNG and other goods; (v) imposing restrictions to capture various services, including business management services, accounting, architectural and engineering, and legal advice services; (vi) introducing port bans on certain categories of vessels; (vii) imposing sectoral restrictions against certain vessels; and (viii) imposing notification requirements for sale of tanker vessels.

The trade and transport restrictions include a price cap with respect to the maritime transport of Russian-origin crude oil and petroleum products. The crude oil price cap was recently lowered to $44.10 per barrel, with a dynamic adjustment mechanism linking the cap to market pricing, and imposes recordkeeping requirements with an expectation that ancillary cost information be provided upon request (within 30 days).

Further, more recent restrictions prohibit EU operators from (i) purchasing, importing or transferring into the EU certain petroleum products (CN 2710) produced in a third country using Russian crude oil (CN 2709 00)(ii) providing related services (including technical assistance, brokering, financing/financial assistance and insurance/reinsurance) where the products are destined for the EU (iii) prohibit the purchase, import or transfer (directly or indirectly) of Russian-origin or Russian-exported LNG, together with related services (including technical and financial assistance).

U.S. Sanctions

U.S. sanctions against Russia were initially imposed following Russia’s annexation of Crimea in 2014 and have been greatly expanded following Russia’s full invasion of Ukraine. The current sanctions against Russia include full blocking sanctions, an investment ban/trade embargo with respect to certain commodities, sectoral sanctions aimed at certain sectors of the Russian economy, and sanctions with respect to “Covered Regions” in Ukraine. In addition, the majority of the U.S. sanctions against Russia also authorize the imposition of secondary sanctions against any deemed to have materially assisted any persons or entities sanctioned pursuant to the Russian sanctions program. We also note there is a broad carveout to the U.S. sanctions against Russia for transactions involving agricultural commodities.

Additionally, the U.S. has also designated various sectors of the Russian economy for blocking sanctions pursuant to E.O. 14024, including notably the marine, the construction, and the energy sectors. Pursuant to this sector designation, the U.S. has the ability to designate to the SDN list any individual or entity determined to be operating or have operated in these sectors of the Russian economy.

The U.S. has also imposed in E.O. 14066 a prohibition against the importation of Russian-origin petroleum, coal and LNG products into the United States. E.O. 14066 also prohibits U.S. persons from financing, approving, facilitating, or guaranteeing a transaction of a foreign person where the transaction by that person would be prohibited under the E.O. if that person were a U.S. person. E.O. 14066 also prohibits new investment by U.S. persons in the Russian energy sector.

The Treasury Department, in coordination with other G7 states, the European Union, and Australia, authorized the provision of the foregoing services when the price of Russian-origin crude oil does not exceed a certain price, as determined by the Secretary of the Treasury, effectively creating price caps on Russian-origin crude oil and petroleum products as set out above and below in the EU and the UK. While these price cap policies are not directed specifically at Navios, they could have some impact on our trade, in particular with respect to obtaining “Covered Services” in the U.S. or by U.S. persons.

On November 22, 2022, the United States Department of the Treasury, announced determinations, pursuant to Executive Order 14071, which is a complete prohibition on “new investment” in Russia by a U.S. person, which further prohibit the provision of trading/commodities broker, financing, shipping, insurance, flagging, and customs brokering services as they relate to the maritime transport of crude oil and petroleum products of Russian Federation origin (collectively “Covered Services”). Treasury has also issued on January 10, 2025 a separate determination under E.O. 14071 prohibiting the provision of certain “petroleum services” to Russia, which may further constrain service availability and increase compliance risk.

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

There is also a ban on Russian flagged or owned ships from entering UK ports and lastly, the UK has recently updated its maritime services/oil price cap framework, including lowering the crude oil cap to $44.10/bbl (effective January 31, 2026).

Care should be taken to identify where the regimes differ, as whilst frequently similar, there are often key distinctions and new designations which do not mirror other regimes.

Venezuela Sanctions

EU and UK sanctions

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 (as amended from time to time) concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and arms embargo, and related prohibitions and restrictions including restrictions on items related to internal repression.

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

While OFAC has issued and regularly updates General Licenses permitting the lifting of Venezuelan-origin oil, the terms of the General Licenses are subject to conditions and limitations which will depend on the facts of each shipment and further guidance.

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

The United States maintains comprehensive economic sanctions against various other countries, including Cuba and North Korea as well as sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”) and sanctions targeting particular industries and/or sectors in certain jurisdictions (which may be subject to change over time, including through the issuance of general licences and other authorisations). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States and, where applicable, may also be impacted by U.S. sanctions measures that can apply to non-U.S. persons depending on the facts.

Economic Substance Regulations

On January 1, 2019, the Economic Substance Regulations, 2018 (the “ESRs”) adopted by the Republic of the Marshall Islands came into force. All Marshall Islands non-resident domestic entities and foreign maritime entities are required to submit an Economic Substance Declaration to the Registrar of Corporations (the “Registrar”) on a yearly basis. If the Registrar determines that a relevant entity (as defined in the ESRs) has not met the economic substance test applicable to a relevant activity for a particular reporting period, the Registrar will issue a notice of non-compliance and assess penalties as disclosed in the notice. Penalties can range from fines up to $100,000 and/or revocation of formation documents and dissolution.

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder (“Treasury Regulations”), and administrative rulings and court decisions, all as in effect currently and during our year ended December 31, 2025 and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We believe that we did not earn any U.S. Source Domestic Transportation Income for our fiscal year ended December 31, 2025 and expect that we will not earn any such income for future years. However, certain of our activities gave rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

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

Further, although the matter is not free from doubt, based upon our expected cash flow and distributions on our outstanding equity interests, we believe that our common units represented more than 50.0% of the total value of all of our outstanding equity interests, and we believe that we satisfied the trading volume requirements described previously for our fiscal year ended December 31, 2025. We believe that we did not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception for such year, and consequently, we believe that we satisfied the Publicly Traded Test for our fiscal year ended December 31, 2025.

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

We believe that, for our fiscal year ended December 31, 2025, none of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation or received pursuant to bareboat charters. As a result, we believe that none of our U.S. Source International Transportation Income for such year would be treated as Effectively Connected Income even in the event that we did not qualify for the Section 883 Exemption. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income may be treated as Effectively Connected Income. Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

Marshall Islands Taxation

Based on the opinion of Reeder and Simpson, P.C., our counsel as to matters of the law of the Republic of the Marshall Islands, because we, our operating subsidiaries and our controlled affiliates do not, and do not expect to, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our operating subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

C. Organizational Structure

Please read exhibit 8.1 to this annual report for a list of our significant subsidiaries as of December 31, 2025.

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

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Partners’ financial condition and results of operations for each of the fiscal years ended December 31, 2025, 2024 and 2023. Navios Partners’ consolidated financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

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

As of March 5, 2026, there were outstanding 28,546,011 common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owned an approximately 17.7% common interest of the total outstanding common units, consisting of 5,039,090 common units held directly or indirectly through entities affiliated with her. In addition, an entity affiliated with Angeliki Frangou beneficially owned 622,296 general partnerships units, representing an approximately 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

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

Recent Developments

In January 2026, Navios Partners completed a $36.0 million sale and leaseback agreement with an unrelated third party for three of its vessels. The sale and leaseback agreement matures five years after each drawdown date and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) plus 190 bps per annum.

In January 2026, Navios Partners completed a $90.0 million sale and leaseback agreement with an unrelated third party, in order to finance the acquisition of two newbuilding Aframax/LR2 tankers. The sale and leaseback agreement matures nine years after the delivery date of each vessel and bears interest at Term SOFR plus 200 bps per annum.

In February 2026, Navios Partners took delivery of a 2026-built Aframax/ LR2 scrubber-fitted tanker of 116,998 dwt.

During the first quarter of 2026, Navios Partners agreed to sell a 2009-built VLCC of 296,945 dwt, a 2011-built VLCC of 297,491 dwt and a 2010-built Post-Panamax of 93,062 dwt, to unrelated third parties, for an aggregate gross sale price of $148.9 million. The sales are expected to be completed during the first half of 2026.

Senior unsecured bonds

During the fourth quarter of 2025, Navios Partners successfully placed $300.0 million of senior unsecured bonds in the Nordic bond market due November 2030 and an application will be made for the bonds to be listed on the Oslo Stock Exchange (the “2030 Senior Unsecured Bonds” or “2030 Bonds”). Net proceeds were used for general corporate purposes and for the repayment of certain secured debt facilities relating to 41 vessels. The 2030 Bonds bear interest at a fixed-rate coupon of 7.75% per annum, payable semi-annually in arrears in May and November of each year. The 2030 Bonds are callable at the Company’s option, in whole or in part, at any time on or after May 2028 at 103.875% of the nominal amount, with the call price decreasing every six months until it reaches par in May 2030. The 2030 Bonds rank ahead of the Company’s subordinated capital and rank pari passu with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their liquid, dry and containerized cargos. In general, the vessels in our fleet are chartered-out under time charters with duration of up to 12 years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium-term and long-term charters.

For the years ended December 31, 2025 and 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 14.8% and 11.3%, respectively, of our total revenues. For the year ended December 31, 2023, no customer accounted for 10.0% or more of our total revenues.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•
the duration of the charters;
•
the level of spot and long-term market rates at the time of each charter;
•
decisions relating to vessel acquisitions and disposals;

•
the amount of time spent positioning vessels;
•
the amount of time that vessels spend off-hire or in drydock undergoing repairs and upgrades;
•
the age, condition and specifications of the vessels;
•
the aggregate level of supply and demand in the liquid, dry and containerized cargo shipping industry;
•
economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, increasing interest rates, and the possibility of recession or financial market instability or imposition of sanctions, tariffs or other fees affecting trade or vessel movements;
•
armed conflicts, such as ongoing conflicts in the Middle East, Russian and Ukrainian conflicts and the attacks in the Red Sea and in the Gulf of Aden; and
•
global viral outbreaks.

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

Vessel Operations

Our Manager is generally responsible for the commercial, technical, health and safety and other management services related to the vessels’ operation, while time charterers are usually responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

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

A. Operating results

Year ended December 31, 2025 compared to the year ended December 31, 2024

The following table presents consolidated revenue and expense information for the years ended December 31, 2025 and 2024. This information was derived from the audited consolidated revenue and expense accounts of Navios Partners for the respective periods. For changes in the presentation of selected financial information, refer to Note 2 — Summary of significant accounting policies to the notes to the consolidated financial statements, included elsewhere in this annual report.

	Year Ended December 31, 2025	Year Ended December 31, 2024
	(In thousands of U.S. dollars)
Time charter and voyage revenues	$1,344,143	$1,334,066
Time charter and voyage expenses	(127,758)	(146,429)
Vessel operating expenses	(384,376)	(362,724)
General and administrative expenses	(92,033)	(85,165)
Depreciation and amortization	(348,933)	(292,077)
Amortization of unfavorable lease terms	11,680	12,718
Gain on sale of vessels, net	16,926	25,760
Interest expense and finance cost, net	(134,782)	(124,529)
Interest income	12,806	13,803
Other income	2,386	582
Other expense	(14,725)	(8,697)
Net income	$285,334	$367,308

The following table reflects certain key indicators of Navios Partners’ fleet performance for the years ended December 31, 2025 and 2024.

	Year Ended December 31, 2025	Year Ended December 31, 2024
Available Days(1)	53,677	54,261
Operating Days(2)	53,274	53,656
Fleet Utilization(3)	99.2%	98.9%
Opex days(4)	54,843	53,113
Time Charter Equivalent rate (per day)(5)	$23,509	$22,924
Opex rate (per day)(6)	$7,009	$6,829
Vessels operating at period end	147	152

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

(2) Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels were off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3) Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels were off-hire for reasons other than scheduled repairs, drydockings or special surveys.

(4) Opex days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting total calendar days of Navios Partners’ charter-in vessels and bareboat-out vessels.

(5) Time Charter Equivalent rate (“TCE rate”) per day is defined as voyage, time charter revenues and charter-out revenues under bareboat contracts (grossed up by the applicable vessel operating expenses for the respective periods) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a customary shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

(6) Opex rate per day is defined as vessel operating expenses divided by the number of opex days during the period.

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the year ended December 31, 2025 increased by $10.0 million, or 0.7%, to $1,344.1 million, as compared to $1,334.1 million for the same period in 2024. The increase in revenue was mainly attributable to the increase in the TCE rate, partially mitigated by the decrease in the available days of our fleet and the decrease in revenue from freight voyages. For the years ended December 31, 2025 and 2024, time charter and voyage revenues were positively affected by $16.8 million and $1.9 million, respectively, relating to the straight-line effect of the charters with de-escalating rates. The TCE rate increased by 2.6% to $23,509 per day, as compared to $22,924 per day for the same period in 2024. The available days of the fleet decreased by 1.1% to 53,677 days for the year ended December 31, 2025, as compared to 54,261 days for the same period in 2024.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2025 decreased by $18.6 million, or 12.7%, to $127.8 million, as compared to $146.4 million for the year ended December 31, 2024. The decrease was mainly attributable to a: (i) $28.9 million decrease in bunker expenses arising from the fewer days of freight voyages in the year ended December 31, 2025; (ii) $6.3 million decrease in bareboat and charter-in hire expenses of the dry bulk fleet; and (iii) $4.7 million decrease in port expenses. The above decrease was partially mitigated by a: (i) $16.5 million of commercial management fees on revenues in accordance with the Master Management Agreement; (ii) $4.5 million increase in other voyage expenses; and (iii) $0.3 million increase in brokers’ commissions.

Vessel operating expenses: Vessel operating expenses for the year ended December 31, 2025, increased by $21.7 million, or 6.0%, to $384.4 million, as compared to $362.7 million for the year ended December 31, 2024. The increase was due to a 3.3% increase in the opex days and a 2.6% increase in the opex daily rate to $7,009 also as a result of the change in the composition of our fleet.

General and administrative expenses: General and administrative expenses increased by $6.8 million, or 8.0%, to $92.0 million for the year ended December 31, 2025, as compared to $85.2 million for the year ended December 31, 2024. The increase was mainly due to a higher euro-dollar exchange rate prevailing during the year as well as the expansion of our fleet.

Depreciation and amortization: Depreciation and amortization amounted to $348.9 million for the year ended December 31, 2025, as compared to $292.1 million for the year ended December 31, 2024. The increase of $56.8 million was mainly attributable to: (i) a $28.3 million increase in depreciation expense due to the delivery of 24 vessels in 2024 and 2025; (ii) a $21.0 million increase in amortization of favorable lease terms of intangible assets mainly due to a $27.3 million accelerated amortization of favorable lease terms resulting from the termination of contracts for two vessels; (iii) an $18.9 million increase in amortization of the deferred drydock and special survey costs due to the increase in the number of vessels that underwent drydocking or special survey; and (iv) a $2.6 million increase in depreciation expense mainly due to vessel improvements. The above increase was partially mitigated by a $14.0 million decrease in depreciation expense due to the sale of 21 vessels in 2024 and 2025. Depreciation of vessels is calculated using an estimated useful life of 25 years for dry bulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $11.7 million and $12.7 million for the years ended December 31, 2025 and December 31, 2024, respectively, relating to the amortization of the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Maritime Containers L.P.

Gain on sale of vessels, net: Gain on sale of vessels, net amounted to $16.9 million for the year ended December 31, 2025, relating to the sale and the committed sale of our vessels. Gain on sale of vessels, net amounted to $25.8 million for the year ended December 31, 2024, relating to a $42.9 million gain on sale of our vessels, partially mitigated by a $17.1 million impairment loss of our vessels.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2025 increased by $10.3 million, or 8.3%, to $134.8 million, as compared to $124.5 million for the year ended December 31, 2024. The increase was mainly due to the decrease in interest expense capitalized related to deposits for vessel acquisitions, the increase in the discount effect of long-term assets and other finance costs and the increase in the amortization and write-off of deferred finance costs. The weighted average interest rate for the year ended December 31, 2025 decreased to 6.2% from 6.9% for the year ended December 31, 2024, while Navios Partner’s average loan balance increased to $2,192.1 million for the year ended December 31, 2025, as compared to the $1,989.7 million for the year ended December 31, 2024.

Interest income: Interest income amounted to $12.8 million for the year ended December 31, 2025, as compared to $13.8 million for the year ended December 31, 2024, mainly due to the decrease of interest income from time deposits.

Other income: Other income for the year ended December 31, 2025 amounted to $2.4 million, as compared to $0.6 million for the year ended December 31, 2024, mainly due to income recognized in connection with the early termination of contracts for two vessels.

Other expense: Other expense for the year ended December 31, 2025 amounted to $14.7 million as compared to $8.7 million for the year ended December 31, 2024, mainly due to the increase in claims and expenses related to foreign exchange differences, partially mitigated by the decrease in other miscellaneous expenses.

Net income: Net income for the year ended December 31, 2025 amounted to $285.3 million compared to net income of $367.3 million for the year ended December 31, 2024. The decrease in net income of $82.0 million was due to the factors discussed above.

For a detailed discussion of operating results for the year ended December 31, 2024 compared to the year ended December 31, 2023 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2024 annual report filed on Form 20-F with the SEC on March 28, 2025, which information is incorporated herein by reference.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

B. Liquidity and Capital Resources

We anticipate that our primary sources of funds for our short-term liquidity needs will consist of cash flows from operations, our equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings. In addition to distributions on our units and common unit repurchase program, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. As of December 31, 2025, Navios Partners’ current assets totaled $512.1 million, while current liabilities totaled $455.1 million, resulting in a positive working capital position of $57.0 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue as of March 5, 2026, of $3.9 billion, cash proceeds from the sale of vessels (see Note 6 – Vessels, net and Note 21 – Subsequent events to our consolidated financial statements, included elsewhere in this annual report) and undrawn amounts available under reducing revolving credit facilities (see Note 10 – Borrowings to our consolidated financial statements, included elsewhere in this annual report) to make the required principal and interest payments on its indebtedness, to make payments for capital expenditures, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our consolidated financial statements.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and cash equivalents in excess of government-provided insurance limits. Navios Partners also mitigates exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, bonds and other financing agreements, and other factors management deems relevant.

As of December 31, 2025, the total borrowings, net of deferred finance costs were $2,159.6 million.

The credit facilities, bonds and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels and the payables under the Management Agreements.

The Company’s credit facilities, bonds and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 143%; (ii) minimum free consolidated liquidity in an amount equal to $0.5 million per owned vessel and a number of vessels as defined in the Company’s credit facilities, bonds and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities, bonds and financial liabilities) ranging from less than 0.75 to 0.80; (v) maintain a minimum net worth of $135.0 million; and (vi) maintain a debt service cover ratio (as defined in the Company’s credit facility) of at least 1.00:1.00.

It is an event of default under the credit facilities, bonds and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the financing agreements.

As of December 31, 2025, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities, bonds and certain financial liabilities.

Please read Note 10 – Borrowings to our consolidated financial statements, included elsewhere in this annual report for a full description of the financing arrangements of the Company as of December 31, 2025.

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

Navios Partners also mitigates exposure to credit risk by dealing with a diversified group of major financial institutions.

Cash flows for the year ended December 31, 2025 compared to the year ended December 31, 2024:

The following table presents cash flow information for the years ended December 31, 2025 and 2024. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Partners for the respective periods.

	Year Ended December 31, 2025	Year Ended December 31, 2024
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$504,989	$483,478
Net cash used in investing activities	(348,048)	(782,126)
Net cash (used in)/ provided by financing activities	(53,761)	349,262
Increase in cash, cash equivalents and restricted cash	$103,180	$50,614

Net cash provided by operating activities for the year ended December 31, 2025 as compared to the net cash provided by operating activities for the year ended December 31, 2024:

Net cash provided by operating activities increased by $21.5 million to $505.0 million for the year ended December 31, 2025 as compared to $483.5 million for the same period in 2024.

The net cash outflow resulting from the change in operating assets and liabilities of $96.0 million for the year ended December 31, 2025 resulted from: (i) $169.4 million in payments for dry dock and special survey costs; and (ii) a $0.6 million increase in accounts receivable. This amount was partially mitigated by a: (i) $36.6 million decrease in amounts due from related parties; (ii) $23.5 million increase in amounts due to related parties; (iii) $5.3 million increase in deferred revenue; (iv) $4.8 million increase in accrued expenses; (v) $3.7 million decrease in prepaid expenses and other current assets; and (vi) $0.1 million increase in accounts payable.

The net cash outflow resulting from the change in operating assets and liabilities of $135.3 million for the year ended December 31, 2024 resulted from: (i) $119.1 million in payments for dry dock and special survey costs; (ii) a $32.0 million decrease in amounts due to related parties; and (iii) a $7.7 million decrease in accounts payable. This amount was partially mitigated by: (i) a $9.0 million decrease in prepaid expenses and other current assets; (ii) an $8.8 million decrease in accounts receivable; (iii) a $3.6 million decrease in amounts due from related parties; (iv) a $1.2 million increase in accrued expenses; and (v) a $0.9 million increase in deferred revenue.

Net cash used in investing activities for the year ended December 31, 2025 as compared to the net cash used in investing activities for the year ended December 31, 2024:

Net cash used in investing activities for the year ended December 31, 2025 amounted to $348.0 million, as compared to $782.1 million for the year ended December 31, 2024.

Net cash used in investing activities of $348.0 million for the year ended December 31, 2025 was mainly due to: (i) $317.0 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses; and (ii) $223.9 million related to vessel acquisitions and additions. This was partially mitigated by: (i) $191.1 million of proceeds related to the sale of 11 vessels; and (ii) $1.8 million decrease in time deposits with original maturities greater than three months.

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

Net cash used in financing activities for the year ended December 31, 2025 as compared to the net cash provided by financing activities for the year ended December 31, 2024:

Net cash used in financing activities increased by $403.1 million to $53.8 million outflow for the year ended December 31, 2025, as compared to $349.3 million inflow for the same period in 2024.

Net cash used in financing activities of $53.8 million for the year ended December 31, 2025 was mainly due to: (i) $1,055.4 million repayments of long-term debt, finance lease and financial liabilities; (ii) $43.0 million related to the acquisition of treasury units; (iii) $17.3 million payments of deferred finance costs related to the new credit facilities, bonds and financial liabilities; and (iv) $6.0 million payments for cash distributions. This amount was partially mitigated by: (i) $767.9 million proceeds from the new credit facilities and financial liabilities; and (ii) $300.0 million proceeds from the issuance of 2030 Senior Unsecured Bonds.

Net cash provided by financing activities of $349.3 million for the year ended December 31, 2024 was mainly due to $966.1 million proceeds from the new credit facilities and financial liabilities. This amount was partially mitigated by: (i) $575.0 million repayments of long-term debt, finance lease and financial liabilities; (ii) $25.0 million related to the acquisition of treasury units; (iii) $10.7 million payments of deferred finance costs related to the new credit facilities and financial liabilities; and (iv) $6.1 million payments for cash distributions.

For a detailed discussion of cash flows for the year ended December 31, 2024 compared to the year ended December 31, 2023 please see “Item 5. Operating and Financial Review and Prospects - A. Operating results” included in Navios Partners’ 2024 annual report filed on Form 20-F with the SEC on March 28, 2025, which information is incorporated herein by reference.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$504,989	$483,478	$560,317
Net increase in operating assets	129,672	97,685	59,729
Net (increase)/ decrease in operating liabilities	(33,716)	37,606	75,079
Net interest cost	121,976	110,726	122,943
Amortization and write-off of deferred finance costs	(10,705)	(7,841)	(7,188)
Amortization of operating lease assets/liabilities	752	2,973	(8,918)
Other non-cash adjustments	14,669	7,006	(54,396)
Stock-based compensation	—	—	(4)
Gain on sale of vessels, net	16,926	25,760	50,248
EBITDA(1)	$744,563	$757,393	$797,810
Gain on sale of vessels, net	(16,926)	(25,760)	(50,248)
Adjusted EBITDA(1)	$727,637	$731,633	$747,562
Cash interest income	13,344	13,561	9,883
Cash interest paid	(131,128)	(139,261)	(144,388)
Maintenance and replacement capital expenditures	(299,885)	(266,266)	(224,080)
Operating Surplus(2)	$309,968	$339,667	$388,977

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$504,989	$483,478	$560,317
Net cash used in investing activities	$(348,048)	$(782,126)	$(253,015)
Net cash (used in)/ provided by financing activities	$(53,761)	$349,262	$(233,225)

(1)
EBITDA and Adjusted EBITDA

EBITDA represents net income attributable to Navios Partners’ unitholders before interest and finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase in operating assets; (ii) net decrease/ (increase) in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs; (v) amortization of operating lease assets/ liabilities; (vi) other non-cash adjustments; (vii) stock-based compensation expense; and (viii) gain on sale of vessels, net. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

EBITDA for the year ended December 31, 2025 was affected by the accounting effect of a $16.9 million gain related to the sale of our vessels. Excluding this item, Adjusted EBITDA decreased by $4.0 million to $727.6 million for the year ended December 31, 2025, as compared to $731.6 million for the same period in 2024. The decrease in Adjusted EBITDA was primarily due to a: (i) $21.7 million increase in vessel operating expenses due to a 3.3% increase in the opex days and a 2.6% increase in the opex daily rate to $7,009 also as a result of the change in the composition of our fleet; (ii) $6.8 million increase in general and administrative expenses mainly due to a higher euro-dollar exchange rate prevailing during the year as well as the expansion of our fleet; and (iii) $4.1 million increase in other expense, net. The above decrease was partially mitigated by: (i) an $18.6 million decrease in time charter and voyage expenses, mainly due to the decrease in bunker expenses arising from fewer days of freight voyages in the year ended December 31, 2025; and (ii) a $10.0 million increase in time charter and voyage revenues.

EBITDA for the year ended December 31, 2024 was affected by the accounting effect of a $25.8 million net gain related to the gain on sale of our vessels (including an impairment loss of $17.1 million). Excluding this item, Adjusted EBITDA decreased by $16.0 million to $731.6 million for the year ended December 31, 2024, as compared to $747.6 million for the same period in 2023. The decrease in Adjusted EBITDA was primarily due to a: (i) $53.1 million decrease in other income, mainly due to the hire received in 2023 as compensation for the early termination of the charter parties for two containerships; (ii) $5.0 million increase in vessel operating expenses mainly due to the change in the composition of our fleet with deliveries and sales of vessels and the adjustment of the fixed daily fee in accordance with our management agreements effective until January 1, 2025; and (iii) $4.6 million increase in general and administrative expenses in accordance with our administrative services agreement in effect until January 1, 2025. The above decrease was partially mitigated by a: (i) $27.2 million increase in time charter and voyage revenues; (ii) $13.8 million decrease in time charter and voyage expenses, mainly due to the decrease in bareboat and charter-in hire expenses of the dry bulk fleet and the decrease in bunker expenses arising from the decreased days of freight voyages in 2024; and (iii) $5.7 million decrease in other expenses.

(2)
Operating Surplus

Navios Partners generated an Operating Surplus for the year ended December 31, 2025 of $310.0 million, as compared to $339.7 million for the year ended December 31, 2024. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (see “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

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

Borrowings

Navios Partners’ long-term third party borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Senior unsecured bonds, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of December 31, 2025 and December 31, 2024, total borrowings, net of deferred finance costs amounted to $2,159.6 million and $2,128.9 million, respectively. The current portion of long-term borrowings, net of deferred finance costs amounted to $277.4 million at December 31, 2025 and $266.2 million at December 31, 2024.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flows from operations, equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings.

Capital expenditures for the years ended December 31, 2025, 2024 and 2023 amounted to $540.9 million, $1,007.1 million and $465.0 million, respectively.

For the year ended December 31, 2025, expansion capital expenditures of $540.9 million related to: (i) $317.0 million representing deposits for the acquisition/option to acquire eight newbuilding containerships and 17 newbuilding tankers that are expected to be delivered through the first half of 2028; and (ii) $223.9 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

For the year ended December 31, 2024, expansion capital expenditures of $1,007.1 million related to: (i) $747.0 million relating to vessel acquisitions, additions and capitalized expenses to our fleet; and (ii) $260.1 million representing deposits for the acquisition/option to acquire six newbuilding containerships that are expected to be delivered through the first half of 2027 and 19 newbuilding tankers expected to be delivered through the first half of 2028.

For the year ended December 31, 2023, expansion capital expenditures of $465.0 million related to: (i) $282.1 million representing deposits for the acquisition/option to acquire 11 newbuilding containerships that are expected to be delivered through 2025 and 16 newbuilding tankers expected to be delivered through 2027; and (ii) $182.9 million relating to vessel acquisitions, additions and capitalized expenses to our fleet.

Maintenance for our vessels and expenses related to drydocking costs are reimbursed at cost by Navios Partners to our Manager under the Management Agreements. For more information, please read “Item 7. Major Unitholders and Related Party Transactions - Management Agreements” and Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

Maintenance and Replacement Capital Expenditures Reserve

Our annual maintenance and replacement capital expenditures reserve for the years ended December 31, 2025 and 2024 was $299.9 million and $266.3 million, respectively.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five-year-old vessel of similar size and specifications; (ii) a 25-year useful life for dry bulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

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

Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to impairment indicators and expected future cash flows from long-lived assets to support impairment tests. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Impairment of long-lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating the carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as obsolesce or significant damages to the vessel, vessel sales and purchases, business plans, overall market conditions and market economic outlook.

When impairment indicators are identified, undiscounted projected net operating cash flows are determined for each asset group, for which impairment indicators are present, and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to the current market rates. The loss recognized either on impairment or on disposition will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

As of December 31, 2025, the Company concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and the related intangible assets and that a recoverability test was not required.

As at September 30, 2025, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of one of Navios Partners’ dry bulk vessels might exist, mainly due to Company’s intention to sell this vessel. As a result, a recoverability test of this long-lived asset was performed.

As of each of December 31, 2024 and 2023 the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners’ long-lived assets might exist. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the Company’s future operations. As a result, a recoverability test of certain of long-lived assets was performed.

As at June 30, 2024, the Company concluded that events occurred and circumstances had changed, which indicated that potential impairment of certain of Navios Partners’ dry bulk vessels, mainly due to Company’s intention to sell these vessels. As a result, a recoverability test of these long-lived assets was performed.

When impairment indicators are identified, undiscounted projected net operating cash flow analysis is performed by considering various assumptions and covers the remaining economic life of each vessel. These assumptions include revenue from existing time charters for fixed fleet days based on rates under Navios Partners’ remaining charter agreements and an estimated daily time charter equivalent rate for unfixed days. The latter is determined by using the one-year average historical time charter rates for the first year and the ten-year average historical one-year time charter rates for the remaining period. Revenue is included in the analysis net of brokerage and address commissions and commercial management fee, and excludes days associated with scheduled drydockings or special surveys. The analysis also incorporates estimates of scrap values and considers the probability of sale of each vessel. Planned expenditures for drydockings or special surveys are based on Navios Partners’ budget. Vessel operating expenses are based on budgeted amounts, assuming a 3.0% increase every second year. The utilization rate is based on the fleet’s historical performance.

During the year ended December 31, 2025, the undiscounted projected net operating cash flows for one of the Company's vessels did not exceed the carrying value of the asset group and an impairment loss of $1.1 million was recognized and calculated as the difference between the fair value of the vessel and the carrying value of the asset group (see Note 6 — Vessels, net to our consolidated financial statements, included elsewhere in this annual report).

During the year ended December 31, 2024, the undiscounted projected net operating cash flows for four vessels of the Company did not exceed the carrying value of each asset group and an impairment loss $17.1 million was recognized and calculated as the difference between the fair value of the vessel and the carrying value of the asset group (see Note 6 — Vessels, net to our consolidated financial statements, included elsewhere in this annual report).

As of December 31, 2023, the Company’s recoverability test concluded that no impairment loss was identified and recognized, as the undiscounted projected net operating cash flows of each asset group exceeded the carrying value.

During the year ended December 31, 2025, an impairment loss of $6.8 million was also recognized in connection with the classification as held for sale of two dry bulk vessels, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 6 — Vessels, net to our consolidated financial statements, included elsewhere in this annual report).

Total impairment loss recognized amounted to $7.9 million, $17.1 million and $0 for the years ended December 31, 2025, 2024 and 2023, respectively, and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Comprehensive Income.

Revenue Recognition:

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

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our current directors and senior management:

Name	Age	Position
Angeliki Frangou	61	Chairwoman of the Board, Chief Executive Officer and Director
Shunji Sasada	68	Vice Chairman - Commercial Operations and Director
Vasiliki Papaefthymiou	57	Secretary and Vice Chairwoman - Corporate Transactions
Anna Kalathaki	56	President
Efstratios Desypris	53	Chief Operating Officer
Erifyli Tsironi	52	Chief Financial Officer
Georgios Akhniotis	61	Executive Vice President - Business Development and Director
Joergen Rosleff	54	Chief Commercial Officer
Vincent Vandewalle	53	Chief Trading Officer
Grigorios Tzifas	44	Senior Vice President - Finance
Sofia Tavla	42	Senior Vice President - Corporate Legal
Alexandros Tsakonas	36	Senior Vice President - Legal Risk Management
Serafeim Kriempardis	78	Director (Class III)
Vasilios Mouyis	63	Director (Class II)
Kunihide Akizawa	66	Director (Class I)

Alexander Kalafatides	62	Director (Class I)

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 85 Akti Miaouli, Piraeus 18538, Greece. Each of Ms. Frangou, Mr. Akhniotis and Mr. Sasada were appointed as directors by our general partner, pursuant to our partnership agreement. The four classified directors are elected by holders of our common units for a term corresponding to their respective classes, currently consisting of two Class I directors having a term expiring at the 2027 annual meeting of Limited Partners, one Class II director having a term expiring at the 2028 annual meeting of Limited Partners, and one Class III director having a term expiring at the 2026 annual meeting of Limited Partners.

Angeliki Frangou has been our Chairwoman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been the Chairwoman and Chief Executive Officer of Navios Holdings, since August 2005. Ms. Frangou has been the Chairwoman and a member of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is also a member of the Board of the Foundation for Economic and Industrial Research (IOBE). She is also a member of the Board of the Union of Greek Shipowners. Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee. In addition, Ms. Frangou a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, a member of the Greek Committee of Nippon Kaiji Kyokai, and a member of the Board of Gard P&I. Ms. Frangou received a Bachelor’s Degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master’s Degree in Mechanical Engineering from Columbia University.

Shunji Sasada was appointed our Vice Chairman – Commercial Operations in December 2025, having previously served as our President since November 2022. Mr. Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada has also served as a director of Navios Holdings and President of Navios Corporation since January 2015. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. ("MOSK"). In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra-Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President - Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer until December 2014. Mr. Sasada has been a member of the North American Committee of Nippon Kaiji Kyokai (Class NK) since inception, currently acting as Chairman. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is a member of Board of Trustees of Keio Academy of New York.

Vasiliki Papaefthymiou was appointed as our Vice Chairwoman – Corporate Transactions in December 2025, serving also as the Company’s Secretary since inception in August 2007. Ms. Papaefthymiou has served as Executive Vice President - Legal and as a member of the Board of Directors of Navios Holdings since August 25, 2005, and prior to that was a member of the Board of Directors of its predecessor, International Shipping Enterprises Inc. In addition, Ms. Papaefthymiou has served as Executive Vice President – Legal of Navios South American Logistics Inc. since 2011. Ms. Papaefthymiou has 35 years of legal expertise having led as General Counsel, complex capital markets, M&A, and global shipping, transactions across multiple jurisdictions. She holds a law degree from the Law School of the University of Athens and a Master’s degree in Maritime Law from the University of Southampton in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Anna Kalathaki was appointed as our President in December 2025, while having previously served as our Executive Vice President – Risk Management since November 2022. Ms. Kalathaki has been Chief Legal Risk Officer of Navios Holdings since November 2012 until April 2025, and previously Senior Vice President – Legal Risk Management of Navios Holdings from December 2005 until October 2012. Ms. Kalathaki has also been Navios South American Logistics Inc.’s Secretary since inception and Executive Vice President – Group Risk Management and Director since October 2022. Ms. Kalathaki is also a Director on the Member’s Committee of the UK Club’s Board of Directors since November 2023. Before joining Navios Holdings, Ms. Kalathaki was Associate Director of A Bilbrough & Co Ltd, Managers of the London Steam – Ship Owners’ Mutual Insurance Association Limited, having previously worked for a U.S. maritime law firm in New Orleans, and in a similar capacity thereafter in a London based maritime law firm. She was admitted to practice law in the state and federal courts of Louisiana in 1997. She qualified as a solicitor in England and Wales in 1999 and was admitted to practice law before the Bar in Piraeus, Greece in 2003. She holds a B.A degree in International Relations from Georgetown University, Washington D.C. (1991), an MBA degree from European University in Brussels (1992) and a law degree (J.D) from Tulane Law School (1995).

Efstratios Desypris has been our Chief Operating Officer since November 2021, having previously served as our Chief Financial Officer from 2010 through November 2021. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006 and the Chief Operating Officer and director of Navios Shipmanagement Holdings Corporation since March 2025 and August 2019 respectively. He has also served as director of Navios South American Logistics Inc. since August 2024, and previously from 2012 since 2022 and its SVP-Strategic Planning since 2011. Before joining Navios Holdings, Mr. Desypris worked in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. Mr. Desypris is also a member of the governance committee of Maritime Emissions Reduction Center established by the Lloyds Register. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Erifyli Tsironi has been our Chief Financial Officer since November 2021. Previously, Ms. Tsironi served as our Senior Vice President – Credit Management of Navios Holdings since October 2014. Ms. Tsironi served as Chief Financial Officer of Navios Maritime Containers L.P. since 2019 until completion of the merger with Navios Maritime Partners L.P. in 2021, and as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation (“Navios Acquisition”) in 2018. Ms. Tsironi has 30 years of experience in shipping. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE focusing on ship finance. Ms. Tsironi joined DVB Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager/shipping department in ANZ Investment Bank/ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes (ex Cass) Business School of City University in London.

Georgios Akhniotis was appointed to our Board of Directors in August 2007 and he has been our Executive Vice President-Business Development since February 2008. Mr. Akhniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Akhniotis served as Senior Vice President - Business Development of Navios Holdings from August 2006 to April 2007. Mr. Akhniotis has also been Navios South American Logistics Inc’s. Chief Executive Officer since October 2022 and as a member of its Board of Directors since 2008. Prior to joining Navios Holdings, Mr. Akhniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006. Mr. Akhniotis holds a Bachelor of Science degree in engineering from the University of Manchester and he is a member of the institute of chartered accountants in England and Wales. Mr. Akhniotis is also a member of the institute of certified accountants in Cyprus.

Joergen Rosleff was appointed as our Chief Commercial Officer in November 2022. Previously Mr. Rosleff served as Chief Commercial Officer – Container Division since 2013. Mr. Rosleff has served as Director and Head of Maersk Broker Exclusive Tonnage Team / Commercial Management Department before joining Navios as well as in various other senior positions in Maersk Broker for about 11 years. Mr. Rosleff has more than 30 years of experience in the shipping industry as he has served in various commercial positions - tankers, bulkers and containers. Mr. Rosleff has a degree in Business Administration, International Management and Economics, from Copenhagen Business School.

Vincent Vandewalle was appointed as our Chief Trading Officer in November 2022. Since 2010, Mr. Vandewalle has previously served within Navios as Chief Commercial Officer in Dry bulk since 2012, and in several commercial positions for Kleimar N.V. in the past 24 years. Mr. Vandewalle has 25 years of experience in the shipping industry with focus in the dry bulk sector. Mr. Vandewalle has a degree followed by a Master in Applied Economics from University of Leuven and he also holds a Master in Taxation from the University of Leuven.

Grigorios Tzifas was appointed as our Senior Vice President – Finance in December 2025, having previously served as our Senior Financial Controller since February 2021. He has previously held similar finance positions with Navios Shipmanagement Holdings Corp. and Navios Maritime Containers L.P. Mr. Tzifas joined Navios in July 2015 as a Financial Analyst. Earlier in his career, Mr. Tzifas served as a Manager in the Audit Department of Grant Thornton S.A. in Greece, where he began his professional career as an auditor in 2007. He holds a Bachelor’s degree in Business Administration (Accounting) from the University of Piraeus and is a member of the Association of Chartered Certified Accountants (ACCA).

Sofia Tavla has served as our Senior Vice President – Corporate Legal since December 2025. She joined Navios in 2010 and has since progressed through roles of increasing responsibility within the legal risk management and corporate legal departments. In these capacities, she has advised on a broad range of maritime, finance, and corporate legal matters. She holds a Master of Laws (LL.M.) degree from the University of Pennsylvania Carey Law School and a Bachelor of Laws (LL.B.) degree from the University of Athens Law School. Ms. Tavla was admitted to the New York Bar in November 2010 and to the Athens Bar in September 2009.

Alexandros Tsakonas was appointed our Senior Vice President – Legal Risk Management in December 2025. Mr. Tsakonas joined Navios in December 2020 serving as Claims Executive and Senior Claims Executive. Previously, Mr. Tsakonas served as Claims Manager at A Bilbrough & Co Ltd, Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited from January 2017 to December 2020. Mr. Tsakonas was admitted to practice law before the Bar in Piraeus in 2017 and he qualified as solicitor of England and Wales in 2021. He holds a Bachelor’s degree in Law (LLB) from Democritus University of Thrace, Greece and a Master's degree in Shipping Law (LLM) from Queen Mary University of London.

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

Kunihide Akizawa has 43 years of experience in shipping and logistics. Mr. Akizawa started his shipping career in 1982 in Japan with Mitsui O.S.K. Lines, Ltd. He worked in the accounting department, the export department focusing on the Red Sea and Mediterranean areas, the bulk department, and a chartering manager of Skaarup Shipping International Corporation, which was a joint-venture company with Mitsui O.S.K. Lines, Ltd. In 1995, Mr. Akizawa joined ITOCHU Corporation in the logistics division. In 2011, he became President of MarineNet, a subsidiary of ITOCHU Corporation as well as five other major Japanese trading houses. In 2016, he was appointed as President of IMECS Co., Ltd, the ship-owning arm of ITOCHU and full subsidiary. From 2021 to December 2022, Mr. Akizawa served as Vice President Business Development of Fleet Management Limited. As of April 1, 2023, Mr. Akizawa joined Synergy Marine Japan, as Group Representative in Japan. Mr. Akizawa is a graduate of Gakushuin University, Tokyo with a B.A. degree in Economics, and serves as an independent director.

Alexander Kalafatides has been a member of our Board of Directors since 2019. Mr. Kalafatides has over 41 years of experience in general management and marketing. Mr. Kalafatides is a Managing Director for Corporate Finance Associates, a leading worldwide middle-market investment bank. He holds the position of Special Projects Director at IUC International LLC, a designer and importer of consumer products. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc., a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University, his B.S.E. in computer engineering & science at the University of Pennsylvania and a Certificate of Director Education from Drexel University’s Gupta Governance Institute. Mr. Kalafatides is the chairman of the Conflicts Committee, a member of the Audit Committee, and serves as an independent director.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. For the years ended December 31, 2025, 2024 and 2023 no amounts were paid to the General Partner.

Officers’ Compensation

We were formed in August 2007. Because our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of the Manager, their compensation is set and paid by the Manager, and we reimburse the Manager for time they spend on the Company’s matters pursuant to the Administrative Services Agreement. Under the terms of the Administrative Services Agreement, we reimburse the Manager for the actual costs and expenses they incur in providing administrative support services to us. The amount of our reimbursements to the Manager for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that the Manager pays to such officers. For the years ended December 31, 2025, 2024 and 2023, the expenses charged by the Manager for administrative services under the administrative services agreement, were $70.0 million, $63.8 million and $59.9 million, respectively.

Compensation of Directors

Our officers and directors who are also employees of the Manager do not receive additional compensation for their service as directors, other than Ms. Frangou who receives, a fee of $0.15 million per year for acting as a director and as Chairwoman of the Board. Each non-management director receives a director fee of $0.09 million per year. The Chairman of our Audit Committee and our Compensation Committee receives an additional fee of $0.03 million per year and the Chairman of our Conflicts Committee receives an additional fee of $0.01 million per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law and in accordance with the provisions of our partnership agreement.

For the year ended December 31, 2025, the aggregate annual fees paid to our non-management directors were $0.40 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairwoman of the Board.

In December 2025, the Compensation Committee of Navios Partners authorized and approved a cash payment of $6.0 million to our officers and directors for which all service conditions had been met as of December 31, 2025. Also, the Compensation Committee of Navios Partners authorized and approved an additional $6.0 million cash payment to the directors and officers of the Company subject to fulfillment of certain service conditions in 2026.

In February 2019, December 2019 and December 2018, Navios Partners granted restricted common units to its directors and officers, which are based solely on service conditions and vest over four years each, respectively. Following the completion of the merger with Navios Acquisition, Navios Partners assumed the 8,116, after exchange on a 1 to 0.1275 basis, restricted common units granted in December 2018 to directors and officers of Navios Acquisition, which were based solely on service conditions and vest over four years. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. During the years ended December 31, 2025, December 31, 2024 and December 31, 2023, there were no restricted common units exercised, forfeited or expired, respectively. Navios Partners vested 0, 0 and 1,001 restricted common units during the years ended December 31, 2025, 2024 and 2023, respectively.

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

Following our first annual meeting of unitholders in 2008, our board of directors consisted of seven members, three persons who were appointed by our General Partner in its sole discretion and four who were elected by the common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders were designated as our Class I elected directors and will serve until our annual meeting of unitholders in 2027; one director was designated as the Class II elected director and will serve until our annual meeting of unitholders in 2028; and one director was designated as the Class III elected director and will serve until our annual meeting of unitholders in 2026. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders, as such holders and voting are determined pursuant to our partnership agreement. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units and complies with the requirements in our partnership agreement.

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

Lastly, we have a Compensation Committee consisting of two independent directors, Mr. Vasilios Mouyis and Mr. Serafeim Kriempardis. The Compensation Committee is governed by a written charter, which was approved by our board of directors. The Compensation Committee is responsible for reviewing and approving compensation of the Company’s officers and directors including the approval and grant of discretionary bonuses, stock awards, and other incentive or compensation payments to the Company’s officers and directors.

Our Chief Executive Officer, Ms. Angeliki Frangou, our Chief Operating Officer, Mr. Efstratios Desypris, and our Chief Financial Officer, Mrs. Erifyli Tsironi, our President Anna Kalathaki, our Secretary and Vice Chairwoman - Corporate Transactions, Vasiliki Papaefthymiou, and our Executive Vice President-Business Development, Georgios Akhniotis, allocate their time between managing our business and affairs and the business and affairs of Navios Holdings and its affiliates. As such these individuals have fiduciary duties to Navios Holdings and its affiliates which may cause them to pursue business strategies that disproportionately benefit Navios Holdings or which otherwise are not in our best interests or those of our unitholders. The amount of time each of them allocate between our business and the business of Navios Holdings varies from time to time depending on various circumstances and the respective needs of the business. We intend, however, to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

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

The Manager crews our vessels primarily with Greek, Filipino, Romanian, Ukrainian, Georgian and Indian officers and Filipino, Ethiopian and Indian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. Major Unitholders and Related Party Transactions” and Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

E. Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 5, 2026, of our units by each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 4, 2026 (60 days after March 5, 2026) through the exercise of any unit option or other right. The percentage disclosed below is based on all outstanding common units (28,546,011), not including general partnership units (622,296). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group

Percentage of
	Common	Common
	Units	Units
	Owned	Owned
Angeliki Frangou(1)	5,039,090	17.7%
Shunji Sasada	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathaki	—	—
Efstratios Desypris	*	*
Erifyli Tsironi	—	—
Georgios Akhniotis	*	*
Joergen Rosleff	*	*
Vincent Vandewalle	—	—
Grigoris Tzifas	—	—
Sofia Tavla	—	—
Alexandros Tsakonas	—	—
Serafeim Kriempardis	*	*
Vasilios Mouyis	—	—
Kunihide Akizawa	*	*
Alexander Kalafatides	*	*
All directors and officers as a group (16 persons)(2)	5,143,226	18.0%

*Less than 1%

(1) Represents common units beneficially owned directly and indirectly through affiliated entities.

(2) Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common units, other than Angeliki Frangou.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

Item 7. Major Unitholders and Related Party Transaction

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 5, 2026, of our common units by each person we know to beneficially own more than 5% of the common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 4, 2026 (60 days after March 5, 2026) through the exercise of any unit option or other right. The percentage disclosed under “Common Units Beneficially Owned” is based on all outstanding units of 28,546,011 common units. There are also 622,296 general partnership units outstanding which are not included in the ownership table below. The general partnership units are held by Olympos Maritime Ltd., which represents a 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units. For more information on our general partner, please read “Item 7. Major Unitholders and Related Party Transaction - B. Related Party Transactions”.

	Common Units
	Beneficially
	Owned
	Number	Percentage
Name of Beneficial Owner
Angeliki Frangou(1)	5,039,090	17.7%
Global Pilgrim ICAV(2)	5,023,150	17.6%
Ned L. Sherwood(3)	2,157,445	7.6%
George O. Sertl, Jr.(4)	1,510,013	5.3%

(1) The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on March 6, 2024.

(2) With the exception of the 165,157 shares of common units, representing limited partner interests, which are owned by Darren Maupin in his individual capacity, all of the securities reported in this Schedule 13G Amendment No. 6 are directly owned by advisory clients and employees of Pilgrim Global Advisors LLC or its affiliates. No such person, other than Pilgrim Global ICAV, may be deemed to beneficially own more than 5% of the common units, representing limited partner interests.

(3) The number of common units beneficially owned is based on the information disclosed on the Schedule 13D/A filed with the SEC on November 20, 2024.

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

As of March 5, 2026, we had at least 22 common unit holders of record, 5 of which were located in the United States and held an aggregate of 23,831,452 of our common units, representing approximately 83.5% of our outstanding common units. However, one of the U.S. common unit holders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 23,830,149 of our common units as of that date. Accordingly, we believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Please read Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report for a full description of related party transactions.

The Omnibus Agreement

At the closing of the IPO, we entered into the Omnibus Agreement with Navios Holdings governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Omnibus Agreement, Navios Holdings generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without consent as required under such agreement. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its affiliates to acquire or own these dry bulk carriers.

Management agreements

Since the closing of the IPO in 2007, we entered into the Management Agreements, as amended from time to time, with the Manager, pursuant to which the Manager had agreed to provide certain commercial and technical management services to us at fixed rates for these services until December 31, 2024. Costs associated with special surveys, drydocking costs and certain extraordinary items under these amendments were reimbursed at cost at occurrence. For more information please read Note 17 – Transactions with related parties and affiliates to our consolidated financial statements, included elsewhere in this annual report.

In August 2024, Navios Partners renewed its Management Agreements with the Manager commencing January 1, 2025, for a term of ten years, renewing annually. The Master Management Agreement provides for technical and commercial management and related specialized services based on fee structure, including: (i) a fixed technical management fee of $950 per day per owned vessel; (ii) a commercial management fee of 1.25% on revenues; (iii) an S&P fee of 1% on purchase or sale price; and (iv) fees for other specialized services (e.g. supervision of newbuilding vessels). Fixed fees will be adjusted annually for United States Consumer Price Index. The Master Management Agreement also allows for fixed incentive awards if equity returns exceed certain thresholds, as identified in such agreement, upon the unanimous consent of the Board of Directors of Navios Partners. The Master Management Agreement also provides for payment of a termination fee, which is equal to the net present value of the technical and commercial management fees charged for the most recent calendar year, as set forth in the latest audited annual financial statements for the number of years remaining for the Master Management Agreement, using a 6% discount rate.

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

Operating expenses and drydocking costs are reimbursed at cost for all vessels.

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

Sale of vessel

In July 2025, Navios Partners sold the Navios Vega to Navios South American Logistics Inc. (“NSAL”) for a sale price of $30.0 million. The transaction was negotiated and approved by the Conflicts Committee of Navios Partners. The sale agreement included a seller’s credit of $10.0 million, payable in four annual installments. As of December 31, 2025, the balances due from the abovementioned related party company, short-term and long-term amounted to $1.7 million and $7.1 million, respectively, and are presented under the caption “Amounts due from related parties” within current and non-current assets in the Consolidated Balance Sheets. These balances represent the current and non-current portions of the discounted amount of seller’s credit as of December 31, 2025.

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

There is no guarantee that unitholders will receive quarterly distributions from us. In July 2020, the Company amended its distribution policy under which it paid quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually until the fourth quarter of 2025. In February 2026, the Company amended its distribution policy effective from the first quarter of 2026 under which it intends to pay quarterly cash distributions in the amount of $0.06 per unit, or $0.24 annually. The declaration and payment of any distributions remain subject to the discretion of the Company’s board of directors and will depend on a number of factors, including applicable restrictions and any other considerations that the board of directors of the Company may deem relevant from time to time.

Quarterly Distribution

Please read Note 18 – Cash distributions and earnings per unit to our consolidated financial statements, included elsewhere in this annual report for a full description of the authorized cash distributions of the Company.

B.
Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common units are traded on the New York Stock Exchange (or “NYSE”) under the symbol “NMM”. During the fourth quarter of 2025, Navios Partners placed $300.0 million of senior unsecured bonds in the Nordic bond market and an application will be made for the bonds to be listed on the Oslo Stock Exchange.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on November 14, 2007, as such disclosures may be revised pursuant to amendments to our Agreement of Limited Partnership: “The Partnership Agreement”, “Description of the Common Units - The Units”, “Conflicts of Interest and Fiduciary Duties”, “How we make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions”.

We are formed as a limited partnership in the Republic of the Marshall Islands. The name of the Limited Partnership’s Registered Agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc.

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
•
Form of Bareboat Charter and Memorandum of Agreement, dated November 28, 2023, for the sale and leaseback transaction among HAIJIN No.11 (TIANJIN) LEASING CO., LIMITED , HAIJIN No.8 (TIANJIN) LEASING CO., LIMITED, HAIJIN No. 9 (TIANJIN) LEASING CO., LIMITED and HAIJIN No.10 (TIANJIN) LEASING CO., LIMITED being subsidiaries of ICBC Financial Leasing Co., Ltd and Nisyros Shipping Corporation, Makri Shipping Corporation, Meganisi Shipping Corporation, Despotiko Shipping Corporation, Ithaki Shipping Corporation, Thalia Shipping Corporation, Muses Shipping Corporation, Tarak Shipping Corporation all being subsidiaries of Navios Maritime Partners L.P.
•
Term Loan Facility Agreement dated January 3, 2024, by and among Oinousses Shipping Corporation, Psara Shipping Corporation, and Tinos Shipping Corporation as borrowers, Nordea Bank ABP, Filial I Norge, as lead arranger, agent, bank, and bookrunner, and the Banks and Financial Institutions listed therein.
•
Term Loan Facility dated 04 December 2024, by and among HAPPINESS SHIPPING CORPORATION. VEGA SHIPPING CORPORATION, GALILEO SHIPPING CORPORATION, RED ROSE SHIPPING CORP. as joint and several Borrowers and HELLENIC BANK PUBLIC COMPANY LIMITED as Arranger, Facility Agent, Security Agent And Account Bank
•
Term Loan Facility dated 10 December 2024, by and among Navios Maritime Partners L.P. as Borrower and Hamburg Commercial Bank Agent, Mandated Lead Arranger and Security Trustee and the Banks and Financial Institutions listed therein
•
Term Loan Facility dated 18 March 2025, by and among Keros Shipping Corporation and Alatas Shipping Corporation as joint and several Borrowers and the Banks and Financial Institutions Listed therein as Lenders and KFW IPEX-BANL GMBH as Mandated Lead Arranger, Facility Agent, Security Agent and K-Sure Agent.
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
•
Loan Agreement No 491, dated September 27 2024, by and among Theros Ventures Limited, Samothrace Shipping Corporation, Fantastiks Shipping Corporation, Spetses Marine Shipping Corporation as joint and several Borrowers and Eurobank S.A. as Agent and Security Trustee and the Banks and Financial Institutions as listed therein
•
Term Loan Facility Agreement, dated September 19 2024, by and among Samos Shipping Corporation, Shinyo Saowalak Limited, Shinyo Kieran Limited, Lefkada Shipping Corporation, Jaspero Shiptrade S.A., Thetida Marine Co., Elafonisos Shipping Corporation as joint and several Borrowers and National Bank of Greece S.A. as Lender.

•
Loan Agreement, dated June 17, 2025, among Buff Shipping Corporation, Chernava Marine Corp., Solange Shipping Ltd., Opal Shipping Corporation, Emery Shipping Corporation, and Ducale Marine Inc. as borrowers, and Crédit Agricole Corporate and Investment Bank as mandated lead arranger, agent and security trustee.

•
Term Loan Facility Agreement, dated September 9, 2025, among Mesta Shipping Corporation as borrower, Skandinaviska Enskilda Banken AB (Publ) as mandated lead arranger, facility agent, and security agent, and Skandinaviska Enskilda Banken AB (Publ) Oslo Branch as account bank.

•
Amendment Deed dated September 22, 2025, by and between Xiang H142 International Ship Lease Co., Limited, Xiang H143 International Ship Lease Co., Limited, Xiang H144 International Ship Lease Co., Limited and Xiang H145 International Ship Lease Co., Limited as owners, Xiang CR15 HK International Ship Lease Co., Limited and Xiang B40 HK International Ship Lease Co., Limited as new owners, wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Astrovalos Shipping Corporation, Gavdos Shipping Corporation, Kleio Shipping Corporation and Polymnia Shipping Corporation as charterers, Mathraki Shipping Corporation and Kastos Shipping Corporation as new charterers, being wholly owned subsidiaries of Navios Maritime Partners L.P. , in relation to the bareboat charters for Nave Cosmos, Nave Photon, Seagull and Zim Albatross each dated 19 May 2023 and the bareboat charters in respect of two LR2 tankers with builder’s hull numbers CHB3012 and CHB3014.

•
Loan Agreement, dated September 24, 2025, among Astrovalos Shipping Corporation and Gavdos Shipping Corporation as joint and several borrowers and hedge guarantors, and Crédit Agricole Corporate and Investment Bank as mandated lead arranger, agent and security trustee.

•
Term Loan Facility Agreement, dated October 6, 2025, among Nefeli Navigation S.A., Vythos Marine Corp., Cloud Atlas Marine S.A., and Thalassa Marine S.A. as joint and several borrowers, and Nordea Bank Abp, Filial I Norge as mandated lead arranger, bookrunner, facility agent, and security agent.

•
Deed of Accession, Release, Amendment and Restatement, dated 8 October 2025, among Brandeis Shipping Corporation, Mandora Shipping Ltd, Rondine Management Corp., Peran Maritime Inc., Zoner Shiptrade S.A., Pandora Marine Inc., Pyrgi Shipping Corporation as original borrowers and original hedge guarantors, Tarak Shipping Corporation, Ithaki Shipping Corporation as additional borrowers and additional hedge guarantors, and BNP Paribas as mandated lead arranger, bookrunner, co-ordinator, facility agent and security agent, and BNP Paribas, Paris, Lancy/Geneva Branch as account bank, in relation to a facility agreement dated 19 June 2025.

•
Deed of Accession, Release, Amendment and Restatement, dated 13 October 2025, among, Crayon Shipping Ltd, Inastros Maritime Corp. Jasmer Shipholding Ltd, Chilali Corp., Highbird Management Inc., Iris Shipping Corporation, Kerkyra Shipping Corporation, Zakynthos Shipping Corporation Persephone Shipping Corporation as original borrowers, Bole Shipping Corporation and Silvanus Marine Company as additional borrowers, and National Bank of Greece S.A. as lender, in relation to a facility agreement dated 25 June 2025.

•
Bond Terms, dated November 5, 2025, between Navios Maritime Partners L.P, as issuer, and Nordic Trustee AS, as bond trustee, relating to Navios Maritime Partners L.P. 7.75% senior unsecured bonds 2025/2030 for up to USD 500,000,000.

•
Term Loan Facility Agreement, dated 18 December 2025, among Antiparos Shipping Corporation, Ikaria Shipping Corporation, Kos Shipping Corporation and Kastelorizo Shipping Corporation as borrowers and hedge guarantors, and National Bank of Greece S.A. as lender.

•
Form of Bareboat Charter and Memorandum of Agreement dated, 12 January 2026, between Sea 140 Leasing Co. Limited, Sea 144 Leasing Co. Limited, Sea 136 Leasing Co. Limited, wholly owned subsidiaries of Chine Merchants Bank Limited and Skiathos Shipping Corporation, Syros Shipping Corporation, Mytilene Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of Nave Capella, Nave Alderamin, Nave Orion, respectively.

•
Form of Amendment Deed dated 26 January 2026, by and between Haijin No.9 (Tianjin) Leasing Co., Limited, Haijin No.8 (Tianjin) Leasing Co., Limited as owners, being subsidiaries of ICBC Financial Leasing Co. Ltd, Meganisi Shipping Corporation, and Makri Shipping Corporation, as charterers, being wholly owned subsidiaries of Navios Maritime Partners L.P. in relation to a bareboat charter dated 28 November 2023, in respect of DP World Jebel Ali and DP World Jeddah, respectively.
D.
Exchange controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the countries of incorporation of Navios Partners and its subsidiaries that restrict the export or import of capital, or that affect the payment of cash distributions, interest or other payments to non-resident holders of our securities.

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this filing and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. For example, the current U.S. administration may make tax proposals that would, if enacted, make significant changes to U.S. tax laws. The U.S. Congress may consider, and could include, some or all of these proposals in connection with any tax legislation. It is unclear whether any changes will be enacted and, if enacted, how soon any such changes could take effect. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

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

Controlled Foreign Corporation

If a U.S. Holder owns directly, indirectly or constructively (under Section 318 of the Code) at least 10% of the voting power or value of shares of a foreign corporation, such U.S. person is considered a “U.S. Shareholder” with respect to the foreign corporation. If U.S. Shareholders, in the aggregate, own more than 50% of the voting power or value of the shares of such corporation, the foreign corporation will be classified as a CFC. Additionally, for tax years beginning on or before December 31, 2025, even absent U.S. Shareholders with direct or indirect interests in a foreign corporation, a U.S. subsidiary of the Company alone may cause certain related foreign corporations to be treated as CFCs by reason of certain “downward attribution” rules. Effective for taxable years of foreign corporations beginning after December 31, 2025, downward attribution from a foreign person to its non-U.S. subsidiaries for purposes of determining U.S. Shareholder and CFC status is generally prohibited. We believe that Navios Partners was not a CFC as of December 31, 2025 or at any time during 2025, and we do not expect to become a CFC in a subsequent taxable year.

However, given that we are publicly held, the constructive ownership rules under section 318 of the Code may make it difficult to determine whether any U.S. person is a 10% U.S. Shareholder of ours and our non-U.S. subsidiaries and whether we or any of our non-U.S. subsidiaries is a CFC. Nevertheless, in the event the Company establishes one or more U.S. subsidiaries, the Company’s non-U.S. subsidiaries generally are not expected to be treated as for taxable years beginning after December 31, 2025 solely as a result of the Company’s ownership of any U.S. subsidiaries.

The U.S. federal income tax consequences of U.S. Holders who at all times own less than 10% of our equity, directly, indirectly, and constructively, should not be affected even if we (and our non-U.S. subsidiaries) become a CFC. However, if we (and our non-U.S. subsidiaries) become a CFC, any U.S. Holder who owns 10% or more of our equity (by vote or value), directly or indirectly, should be subject to U.S. federal income tax on a current basis on its pro rata share of our (and our non-U.S. subsidiary's) so-called “subpart F” income, “net controlled foreign corporation tested income” (NCTI”) (known as “global intangible low-taxed income” before changes to the Code introduced in 2025 (“GILTI”)), and any investment in earnings in U.S. property, regardless of whether or not the CFC makes any distributions, in addition to being subject to U.S. federal income tax reporting requirements. In addition, a gain (or a portion of such gain) realized on CFC shares sold by a U.S. Shareholder (during the period that a corporation is a CFC and thereafter for a five-year period) may be treated as ordinary income depending on certain facts.

Income from our time chartering activities could constitute subpart F income if it were derived from passive rental activities. But, Thompson Hine's opinion that the income we earn from our time chartering activities should not be treated as passive income is based principally on their conclusion that such income should constitute services income, rather than rental income (see U.S. Federal Income Taxation of U.S. Holders - PFIC Status and Significant Tax Consequences). Although we believe that the income we earn from our time chartering activities should not be treated as subpart F income, such U.S. Holder may be subject to U.S. federal income tax on such income under the NCTI/ GILTI rules.

If contrary to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption (see “Item 4. Information on the Partnership – B. Business Overview - Taxation of the Partnership - The Section 883 Exemption”). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax.

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

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase such expenses, thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2025, the value of the U.S. dollar as compared to the Euro decreased by approximately 11.6% compared with the respective value as of December 31, 2024.

Interest Rate Risk

We finance a portion of our vessel investments through long-term floating-rate credit facilities and financial liabilities linked to SOFR. As a result, increases in prevailing interest rates would increase our cost of capital.

Borrowings under certain of our credit facilities and financial liabilities bear interest at a rate based on a premium over SOFR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the years ended December 31, 2025, 2024 and 2023, we paid interest on our outstanding debt at a weighted average interest rate of 6.2%, 6.9% and 7.2%, respectively. A 1% increase in SOFR would have increased our interest expense for the years ended December 31, 2025, 2024 and 2023 by $18.3 million, $14.8 million and $14.2 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash, other investments and trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the years ended December 31, 2025 and 2024, only one customer accounted for 10.0% or more of our total revenues and represented approximately 14.8% and 11.3%, respectively, of our total revenues. For the year ended December 31, 2023, no customer accounted for 10.0% or more of our total revenues.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction or acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions or payments in the event we are unable to replace such customer, time charter or vessel.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Partners, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2025.

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

Navios Partners’ management assessed the effectiveness of Navios Partners’ internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2025, Navios Partners’ internal control over financial reporting was effective based on those criteria.

Navios Partners’ independent registered public accounting firm has issued an attestation report on Navios Partners’ internal control over financial reporting.

C. Attestation report of the registered public accounting firm

Navios Partners’ independent registered public accounting firm has issued an audit report on Navios Partners’ internal control over financial reporting. This report appears on Page F-4 of the consolidated financial statements and is incorporated herein by reference.

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

Item 16A. Audit Committee Financial Expert

Navios Partners’ Audit Committee consists of three independent directors, Vasilios Mouyis, Serafeim Kriempardis and Alexander Kalafatides. The Board of Directors has determined that Serafeim Kriempardis qualifies as an “audit committee financial expert” according to SEC rules. Mr. Kriempardis is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

Navios Partners has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC.

The Navios Partners Code of Corporate Conduct and Ethics is available for review on Navios Partners’ website at www.navios-mlp.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for each of fiscal years 2025 and 2024 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. The audit fees for each of the audit of the years ended December 31, 2025 and 2024 were $0.9 million and $0.7 million, respectively.

Audit-Related Fees

There were no audit-related fees in 2025 and 2024.

Tax Fees

The tax fees for each of the years ended December 31, 2025 and 2024 were $0.2 million.

Other Fees

There were no other fees in 2025 and 2024.

Audit Committee Pre-approval Policies and Procedures

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2025.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of December 31, 2025, Navios Partners had repurchased 1,029,312 common units in 2025 and 1,519,267 common units since the commencement of the program, for a total cost of approximately $43.0 million and $68.0 million, respectively.

Period	Total number of units purchased	Average price paid per unit	Total number of units purchased as part of publicly announced plans or programs	Maximum approximate dollar value of units that may yet be purchased under the plans or programs
		(In U.S. dollars)		(In thousands of U.S. dollars)
January 1, 2025 to January 31, 2025	76,360	$43.6	76,360	$71,670
February 1, 2025 to February 28, 2025	72,510	43.6	72,510	68,505
March 1, 2025 to March 31, 2025	87,589	40.0	87,589	65,000
April 1, 2025 to April 30, 2025	182,565	32.3	182,565	59,097
May 1, 2025 to May 31, 2025	94,440	38.5	94,440	55,465
June 1, 2025 to June 30, 2025	87,836	39.4	87,836	52,000
July 1, 2025 to July 31, 2025	82,765	40.2	82,765	48,669
August 1, 2025 to August 31, 2025	74,330	44.8	74,330	45,338
September 1, 2025 to September 30, 2025	69,380	48.1	69,380	42,000
October 1, 2025 to October 31, 2025	73,280	45.5	73,280	38,667
November 1, 2025 to November 30, 2025	64,665	51.5	64,665	35,336
December 1, 2025 to December 31, 2025	63,592	52.5	63,592	32,000
Total	1,029,312	$41.8	1,029,312	$32,000

All common units repurchased (treasury units) during the period were repurchased through open-market transactions as part of the common unit repurchase program outlined above, pursuant to which the Company may repurchase up to $100.0 million of its common units.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are required to state any significant differences between our corporate governance practices and the practices required by the NYSE pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F. Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices, except we do not have (i) a nominating/governance committee consisting of independent directors or (ii) a nominating/governance committee charter specifying the purpose and responsibilities of the nominating/governance committee. Instead, all nomination/governance decisions, other than those nominating decisions dictated by our Partnership Agreement, are currently made by a majority of our independent board members.

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

Cybersecurity Threats

For the year ended December 31, 2025 through the date of this annual report, there were no security incidents/breaches leading to material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations”.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial information required by this Item together with the related report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-53.

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
4.53

Form of Amendment and Restatement Deed, dated September 6, 2023, in relation to the Bareboat Charters and Memoranda of Agreement, dated March 31, 2018, by and among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively.(53)

4.54

Bareboat Charter and Memorandum of Agreement dated October 19, 2023, by and between Mitsui & Co., Ltd. as Shipbroker, Atokos Shipping Corporation as seller bareboat charterers and Blue Wave Line Inc. as owners, providing for the sale and leaseback of Navios Horizon I.(54)

4.55

Term Loan Facility Agreement dated January 3, 2024, by and among Oinousses Shipping Corporation, Psara Shipping Corporation, and Tinos Shipping Corporation as borrowers, Nordea Bank ABP, Filial I Norge, as lead arranger, agent, bank, and bookrunner, and the Banks and Financial Institutions listed therein(54) .

4.56

Bareboat Charter and Memorandum of Agreement dated February 22, 2024, by and between Itochu Corporation as Shipbroker, Aramis Navigation Inc. as seller bareboat charterers and Seven Shipping S.A. of Panama as owners, providing for the sale and leaseback of MV Navios Azimuth 9589839(54).

4.57

Form of Bareboat Charter and Memorandum of Agreement, dated November 28, 2023, for the sale and leaseback transaction among HAIJIN No.11 (TIANJIN) LEASING CO., LIMITED , HAIJIN No.8 (TIANJIN) LEASING CO., LIMITED, HAIJIN No. 9 (TIANJIN) LEASING CO., LIMITED and HAIJIN No.10 (TIANJIN) LEASING CO., LIMITED being subsidiaries of ICBC Financial Leasing Co., Ltd and Nisyros Shipping Corporation, Makri Shipping Corporation, Meganisi Shipping Corporation, Despotiko Shipping Corporation, Ithaki Shipping Corporation, Thalia Shipping Corporation, Muses Shipping Corporation, Tarak Shipping Corporation all being subsidiaries of Navios Maritime Partners L.P.(54)

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

4.65

Term Loan Facility dated 17 December 2024, by and among HAPPINESS SHIPPING CORPORATION. VEGA SHIPPING CORPORATION, GALILEO SHIPPING CORPORATION, RED ROSE SHIPPING CORP. as joint and several Borrowers and HELLENIC BANK PUBLIC COMPANY LIMITED as Arranger, Facility Agent, Security Agent And Account Bank(58)

4.66

Bareboat Charter, dated November 26, 2024, between Wealth Line Inc., as buyer and bareboat owner, and Pueblo Holdings LTD, as seller and bareboat charterer, providing for the sale and leaseback of the Navios Lumen(58)

4.67

Term Loan Facility dated 17 December 2024, by and among Navios Maritime Partners L.P. as Borrower and Hamburg Commercial Bank Agent, Mandated Lead Arranger and Security Trustee and the Banks and Financial Institutions listed therein(58)

4.68

Term Loan Facility dated 18 March 2025, by and among Keros Shipping Corporation and Alatas Shipping Corporation as joint and several Borrowers and the Banks and Financial Institutions Listed therein as Lenders and KFW IPEX-BANL GMBH as Mandated Lead Arranger, Facility Agent, Security Agent and K-Sure Agent(58)

4.69

Fourth Supplemental Agreement, dated 19 March 2025 to the sale and leaseback transaction between Xiang H131 International Ship Lease Co., Limited Xiang H129 International Ship Lease Co., Limited Xiang H130 International Ship Lease Co., Limited, Xiang H104 International Ship Lease Co., Limited, Xiang H119 International Ship Lease Co., Limited, Xiang H132 International Ship Lease Co., Limited, Jiahai International Ship Lease Co., Limited, Jialong International Ship Lease Co., Limited,, Xiang L33 HK International Ship Lease Co., Limited, Xiang T51 HK International Ship Lease Co., Limited, Longshi International Ship Lease Co., Limited, Longli International Ship Lease Co., Limited, being subsidiaries Bank of Communications Financial Leasing Company Limited, and Velour Management Corp., Morven Chartering Inc., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Enplo Shipping Limited, Olympia II Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Evian Shiptrade Ltd, Anthimar Marine Inc. being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Vermilion, Matson Oahu, Navios Indigo, Navios Spring, Navios Summer, Navios Verde, Navios Domino, Navios Delight, Navios Destiny, Navios Devotion, Matson Lanai, Navios Amarillo, respectively(58)

4.70

Loan Agreement, dated June 17, 2025, among Buff Shipping Corporation, Chernava Marine Corp., Solange Shipping Ltd., Opal Shipping Corporation, Emery Shipping Corporation, and Ducale Marine Inc. as borrowers, and Crédit Agricole Corporate and Investment Bank as mandated lead arranger, agent and security trustee.(59)

4.71

Term Loan Facility Agreement, dated June 19, 2025, among Brandeis Shipping Corporation, Mandora Shipping Ltd, Rondine Management Corp., Peran Maritime Inc., Zoner Shiptrade S.A., Pandora Marine Inc., Pyrgi Shipping Corporation, Othonoi Shipping Corporation, and Ereikousa Shipping Corporation as borrowers, and BNP Paribas as mandated lead arranger, facility and security agent, bookrunner, and co- ordinator.(59)

4.72

Reducing Revolving Credit Loan Facility, dated June 25, 2025, among Legato Shipholding Inc., Crayon Shipping Ltd, Inastros Maritime Corp., Jasmer Shipholding Ltd, Chilali Corp., Highbird Management Inc., Iris Shipping Corporation, Kymata Shipping Co., Aurora Shipping Enterprises Ltd., Sun Shipping Corporation, Kerkyra Shipping Corporation, Zakynthos Shipping Corporation, and Persephone Shipping Corporation as borrowers, and National Bank of Greece S.A. as lender. (59)

4.73

Term Loan Facility Agreement, dated September 9, 2025, among Mesta Shipping Corporation as borrower, Skandinaviska Enskilda Banken AB (Publ) as mandated lead arranger, facility agent, and security agent, and Skandinaviska Enskilda Banken AB (Publ) Oslo Branch as account bank. (60)

4.74

Amendment Deed dated September 22, 2025, by and between Xiang H142 International Ship Lease Co., Limited, Xiang H143 International Ship Lease Co., Limited, Xiang H144 International Ship Lease Co., Limited and Xiang H145 International Ship Lease Co., Limited as owners, Xiang CR15 HK International Ship Lease Co., Limited and Xiang B40 HK International Ship Lease Co., Limited as new owners, wholly owned subsidiaries of Bank of Communications Financial Leasing Company and Astrovalos Shipping Corporation, Gavdos Shipping Corporation, Kleio Shipping Corporation and Polymnia Shipping Corporation as charterers, Mathraki Shipping Corporation and Kastos Shipping Corporation as new charterers, being wholly owned subsidiaries of Navios Maritime Partners L.P. , in relation to the bareboat charters for Nave Cosmos, Nave Photon, Seagull and Zim Albatross each dated 19 May 2023 and the bareboat charters in respect of two LR2 tankers with builder’s hull numbers CHB3012 and CHB3014. *

4.75

Loan Agreement, dated September 24, 2025, among Astrovalos Shipping Corporation and Gavdos Shipping Corporation as joint and several borrowers and hedge guarantors, and Crédit Agricole Corporate and Investment Bank as mandated lead arranger, agent and security trustee. (60)

4.76

Term Loan Facility Agreement, dated October 6, 2025, among Nefeli Navigation S.A., Vythos Marine Corp., Cloud Atlas Marine S.A., and Thalassa Marine S.A. as joint and several borrowers, and Nordea Bank Abp, Filial I Norge as mandated lead arranger, bookrunner, facility agent, and security agent.(60)

4.77

Deed of Accession, Release, Amendment and Restatement, dated 8 October 2025, among Brandeis Shipping Corporation, Mandora Shipping Ltd, Rondine Management Corp., Peran Maritime Inc., Zoner Shiptrade S.A., Pandora Marine Inc., Pyrgi Shipping Corporation as original borrowers and original hedge guarantors, Tarak Shipping Corporation, Ithaki Shipping Corporation as additional borrowers and additional hedge guarantors, and BNP Paribas as mandated lead arranger, bookrunner, co-ordinator, facility agent and security agent, and BNP Paribas, Paris, Lancy/Geneva Branch as account bank, in relation to a facility agreement dated 19 June 2025.*

4.78

Deed of Accession, Release, Amendment and Restatement, dated 13 October 2025, among, Crayon Shipping Ltd, Inastros Maritime Corp. Jasmer Shipholding Ltd, Chilali Corp., Highbird Management Inc., Iris Shipping Corporation, Kerkyra Shipping Corporation, Zakynthos Shipping Corporation Persephone Shipping Corporation as original borrowers, Bole Shipping Corporation and Silvanus Marine Company as additional borrowers, and National Bank of Greece S.A. as lender, in relation to a facility agreement dated 25 June 2025. *

4.79

Bond Terms, dated November 5, 2025, between Navios Maritime Partners L.P, as issuer, and Nordic Trustee AS, as bond trustee, relating to Navios Maritime Partners L.P. 7.75% senior unsecured bonds 2025/2030 for up to USD 500,000,000. (60)

4.80

Term Loan Facility Agreement, dated 18 December 2025, among Antiparos Shipping Corporation, Ikaria Shipping Corporation, Kos Shipping Corporation and Kastelorizo Shipping Corporation as borrowers and hedge guarantors, and National Bank of Greece S.A. as lender. *

4.81

Form of Bareboat Charter and Memorandum of Agreement dated, 12 January 2026, between Sea 140 Leasing Co. Limited, Sea 144 Leasing Co. Limited, Sea 136 Leasing Co. Limited, wholly owned subsidiaries of Chine Merchants Bank Limited and Skiathos Shipping Corporation, Syros Shipping Corporation, Mytilene Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of Nave Capella, Nave Alderamin, Nave Orion, respectively. *

4.82

Form of Amendment Deed dated 26 January 2026, by and between Haijin No.9 (Tianjin) Leasing Co., Limited, Haijin No.8 (Tianjin) Leasing Co., Limited as owners, being subsidiaries of ICBC Financial Leasing Co. Ltd, Meganisi Shipping Corporation, and Makri Shipping Corporation, as charterers, being wholly owned subsidiaries of Navios Maritime Partners L.P. in relation to a bareboat charter dated 28 November 2023, in respect of DP World Jebel Ali and DP World Jeddah, respectively. *

8.1	List of Subsidiaries of Navios Maritime Partners L.P.*
11.1	Insider Trading Policy(58)
12.1	Section 302 Certification of Chief Executive Officer*
12.2	Section 302 Certification of Chief Financial Officer*
13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer (furnished herewith)*
15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*
97.1	Navios Maritime Partners L.P. Compensation Recovery Policy(54)

101

The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets at December 31, 2025 and 2024; (ii) Consolidated Statements of Comprehensive Income for each of the years ended December 31, 2025, 2024 and 2023; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Changes in Partners' Capital for each of the years ended December 31, 2025, 2024 and 2023; and (v) the Notes to the Consolidated Financial Statements

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

(58) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 28, 2025 and hereby incorporated by reference.

(59) Previously filed as an exhibit to a Report on Form 6-K filed on September 8, 2025 and hereby incorporated by reference.

(60) Previously filed as an exhibit to a Report on Form 6-K filed on November 28, 2025 and hereby incorporated by reference.

* Filed herewith

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Navios Maritime Partners L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios Maritime Partners L.P. (the “Company”) as of December 31, 2025 and 2024 the related consolidated statements of comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 12, 2026 expressed an unqualified opinion thereon.

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

Indicators for impairment related to vessels
Description of the matter

As of December 31, 2025, the carrying value of the Company’s vessels, plus any unamortized portion of deferred drydock and special survey costs and intangible assets of favorable lease terms was $4,657 million. As discussed in Notes 2(l) and 6 to the consolidated financial statements, the Company evaluates each vessel for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel, including any unamortized portion of deferred drydock and special survey costs and intangible assets of favorable lease terms (collectively the “asset group”) may not be fully recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”).

Auditing management’s impairment indicators assessment was complex given the judgement and estimation uncertainty required to evaluate events or changes in circumstances affecting the market and economic conditions in a cyclical and volatile industry, as well as the subjectivity involved in assessing potential indicators of impairment.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the management’s process for identification of impairment indicators.

We analyzed management’s assessment of vessel impairment indicators against the accounting guidance in ASC 360. To test management’s assessment of the developments in market conditions, our procedures included, among others, performing an independent analysis over the vessel market charter rates, recent sale and purchase activity for second hand vessels and changes in third party valuations using market information derived from external information sources for the industry. We assessed the Company’s disclosures in Notes 2(l) and 6 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2021.

Athens, Greece

March 12, 2026

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Navios Maritime Partners L.P.

Opinion on Internal Control over Financial Reporting

We have audited Navios Maritime Partners L.P.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Navios Maritime Partners L.P. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 12, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 12, 2026

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	3	$402,783	$270,166
Restricted cash	3	186	29,623
Other investments	2	10,483	12,289
Accounts receivable, net	4	34,070	33,399
Prepaid expenses and other current assets	5	62,810	60,894
Amounts due from related parties	17	1,720	36,620
Total current assets		512,052	442,991
Vessels, net	6	4,389,868	4,241,292
Deposits for vessel acquisitions	2, 15, 17	470,550	444,897
Other long-term assets	15, 20	62,804	61,749
Deferred drydock and special survey costs, net	17	264,385	196,194
Amounts due from related parties	17	7,142	—
Intangible assets	2, 7	3,233	42,311
Operating lease assets	20	218,952	243,806
Total non-current assets		5,416,934	5,230,249
Total assets		$5,928,986	$5,673,240
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$17,892	$17,763
Accrued expenses	9	47,463	33,865
Deferred revenue	2	61,358	66,209
Operating lease liabilities, current portion	20	26,938	25,607
Amounts due to related parties	17	23,484	—
Current portion of finance lease and financial liabilities, net	10	143,592	102,996
Current portion of long-term debt, net	10	133,773	163,226
Fair value of derivatives, current	12	646	—
Total current liabilities		455,146	409,666
Operating lease liabilities, net	20	188,058	214,995
Unfavorable lease terms	7	3,586	15,266
Long-term finance lease and financial liabilities, net	10	613,245	945,613
Long-term debt, net	10	974,584	917,102
Senior unsecured bonds, net	10	294,392	—
Deferred revenue	2	49,178	55,534
Other long-term liabilities		8,436	8,436
Fair value of derivatives, non-current	12	1,615	—
Total non-current liabilities		2,133,094	2,156,946
Total liabilities		$2,588,240	$2,566,612
Commitments and contingencies	15	—	—
Partners’ capital:
Common Unitholders (28,665,121 and 29,694,433 common units outstanding as of December 31, 2025 and December 31, 2024, respectively)	1, 13	3,283,806	3,053,295
General Partner (622,296 general partnership units outstanding at each of December 31, 2025 and December 31, 2024)	1, 13	59,201	53,333
Accumulated Other Comprehensive Loss	12	(2,261)	—
Total partners’ capital		3,340,746	3,106,628
Total liabilities and partners’ capital		$5,928,986	$5,673,240

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars except per unit data)

	Notes	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Time charter and voyage revenues	2, 16, 20	$1,344,143	$1,334,066	$1,306,889
Time charter and voyage expenses (including $16,511, $0 and $0 to related parties)	2, 20	(127,758)	(146,429)	(160,231)
Vessel operating expenses (including $51,344, $351,361 and $336,590 to related parties)	17	(384,376)	(362,724)	(357,781)
General and administrative expenses	9, 17	(92,033)	(85,165)	(80,559)
Depreciation and amortization	2, 6, 7	(348,933)	(292,077)	(261,144)
Amortization of unfavorable lease terms	7	11,680	12,718	19,922
Gain on sale of vessels, net	6, 20	16,926	25,760	50,248
Interest expense and finance cost, net	11	(134,782)	(124,529)	(133,642)
Interest income		12,806	13,803	10,699
Other income	19	2,386	582	53,682
Other expense	2	(14,725)	(8,697)	(14,438)
Net income		$285,334	$367,308	$433,645

Other comprehensive loss
Unrealized loss on cash flow hedges	12	$(2,261)	$—	$—
Total other comprehensive loss		$(2,261)	$—	$—

Total comprehensive income		$283,073	$367,308	$433,645

Net income	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Common Unitholders	$279,342	$359,867	$424,974
General Partner	5,992	7,441	8,671
Net income	$285,334	$367,308	$433,645

Earnings per common unit (see Note 18)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Earnings per common unit, basic	$9.59	$11.98	$14.08
Earnings per common unit, diluted	$9.59	$11.98	$14.08

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
OPERATING ACTIVITIES:
Net income		$285,334	$367,308	$433,645
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6, 7	348,933	292,077	261,144
Amortization of unfavorable lease terms	7	(11,680)	(12,718)	(19,922)
Other non-cash adjustments		(14,669)	(7,006)	54,396
Amortization of operating lease assets/ liabilities	20	(752)	(2,973)	8,918
Amortization and write-off of deferred finance costs	2	10,705	7,841	7,188
Gain on sale of vessels, net	6, 20	(16,926)	(25,760)	(50,248)
Stock-based compensation	13	—	—	4
Changes in operating assets and liabilities:
(Increase)/ decrease in accounts receivable	4	(671)	8,838	32,793
Decrease in prepaid expenses and other current assets	5	3,744	8,992	7,609
Decrease in amounts due from related parties (including current and non-current portion)	17	36,620	3,627	1,156
Increase/ (decrease) in accounts payable	8	128	(7,728)	(1,629)
Increase in accrued expenses	9	4,808	1,199	7,559
Increase/ (decrease) in amounts due to related parties	17	23,484	(32,006)	(72,725)
Increase/ (decrease) in deferred revenue		5,296	929	(8,284)
Payments for drydock and special survey costs		(169,365)	(119,142)	(101,287)
Net cash provided by operating activities		504,989	483,478	560,317
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	2, 6	191,124	190,293	259,004
Acquisition of/ additions to vessels	2, 6	(223,950)	(747,023)	(182,898)
Deposits for acquisition/ option to acquire vessel	2, 15	(317,028)	(260,108)	(282,121)
Other investments	2	1,806	34,712	(47,000)
Net cash used in investing activities		(348,048)	(782,126)	(253,015)
FINANCING ACTIVITIES:
Cash distributions paid	2, 18	(5,955)	(6,132)	(6,160)
Proceeds from long-term debt, finance lease and financial liabilities	10	767,947	966,141	609,723
Proceeds from issuance of senior unsecured bonds	10	300,000	—	—
Repayment of long-term debt, finance lease and financial liabilities	10	(1,055,399)	(574,991)	(822,743)
Payments of deferred finance costs		(17,354)	(10,756)	(14,045)
Acquisition of treasury units	13	(43,000)	(25,000)	—
Net cash (used in)/ provided by financing activities		(53,761)	349,262	(233,225)
Increase in cash, cash equivalents and restricted cash		103,180	50,614	74,077
Cash, cash equivalents and restricted cash, beginning of period		299,789	249,175	175,098
Cash, cash equivalents and restricted cash, end of period		$402,969	$299,789	$249,175

	Notes	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Supplemental disclosures of cash flow information
Cash interest paid		$131,128	$139,261	$144,388
Non-cash financing activities
Stock-based compensation	13	$—	$—	$4
Financial and finance lease liabilities	10	$32,274	$27,463	$202,373
Non-cash investing activities
Net cash proceeds from sale of vessels	6, 17	$10,000	$—	$—
Deposits for acquisition/ option to acquire vessel	2, 15	$293,475	$245,665	$20,188
Acquisition of/ additions to vessels	6	$(339,367)	$(318,926)	$(249,875)

See notes to the consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Limited Partners				Accumulated	Total
	General Partner		Common Unitholders		Other Comprehensive	Partners’
	Units	Amount	Units	Amount	Loss	Capital
Balance December 31, 2022	622,296	$37,469	30,184,388	$2,305,494	$—	$2,342,963
Cash distribution paid ($0.20 per unit—see Note 18)	—	(124)	—	(6,036)	—	(6,160)
Stock-based compensation (see Note 13)	—	—	—	4	—	4
Net income	—	8,671	—	424,974	—	433,645
Balance December 31, 2023	622,296	$46,016	30,184,388	$2,724,436	$—	$2,770,452
Cash distribution paid ($0.20 per unit—see Note 18)	—	(124)	—	(6,008)	—	(6,132)
Acquisition of treasury units (see Note 13)	—	—	(489,955)	(25,000)	—	(25,000)
Net income	—	7,441	—	359,867	—	367,308
Balance December 31, 2024	622,296	$53,333	29,694,433	$3,053,295	$—	$3,106,628
Cash distribution paid ($0.20 per unit—see Note 18)	—	(124)	—	(5,831)	—	(5,955)
Acquisition of treasury units (see Note 13)	—	—	(1,029,312)	(43,000)	—	(43,000)
Other comprehensive loss (see Note 12)	—	—	—	—	(2,261)	(2,261)
Net income	—	5,992	—	279,342	—	285,334
Balance December 31, 2025	622,296	$59,201	28,665,121	$3,283,806	$(2,261)	$3,340,746

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

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and containers, chartering its vessels under short-term, medium-term and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. and its affiliates (the “Manager”), which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 17 – Transactions with related parties and affiliates).

As of December 31, 2025, there were 28,665,121 outstanding common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owned an approximately 17.6% common interest of the total outstanding common units, consisting of 5,039,090 common units held directly or indirectly through entities affiliated with her. In addition, an entity affiliated with Angeliki Frangou beneficially owned 622,296 general partnership units, representing an approximately 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units (see Note 17 – Transactions with related parties and affiliates).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current periods. The Company has changed its classification of “Direct vessel expenses” to reallocate these amounts between “Vessel operating expenses” and “Depreciation and amortization” in the Consolidated Statements of Comprehensive Income. Management has assessed the impact of this change as immaterial to the financial statements. For the year ended December 31, 2024, this resulted in the reclassification of $13,564 and $63,605 of vessel operating expenses and amortization of deferred drydock and special survey costs, respectively, under the captions “Vessel operating expenses” and “Depreciation and amortization” in the Consolidated Statements of Comprehensive Income. The aggregate amount of $77,169 was previously presented under the caption “Direct vessel expenses” in the Consolidated Statements of Operations for the year ended December 31, 2024. For the year ended December 31, 2023, this resulted in the reclassification of $26,128 and $43,321 of vessel operating expenses and amortization of deferred drydock and special survey costs, respectively, under the captions “Vessel operating expenses” and “Depreciation and amortization” in the Consolidated Statements of Comprehensive Income. The aggregate amount of $69,449 was previously presented under the caption “Direct vessel expenses” in the Consolidated Statements of Operations for the year ended December 31, 2023.

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels (see Note 6 – Vessels, net and Note 21 – Subsequent events) and undrawn amounts available under reducing revolving credit facilities (see Note 10 – Borrowings), to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least 12 months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

(b)
Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries from their dates of incorporation or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

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

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2025	2024	2023
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Aegina Marine Corporation	Nave Tempo	Marshall Is.	7/16–12/31	—	—
Afissos Shipping Corporation(9)	TBN XIX	Marshall Is.	5/27–12/31	—	—
Afros Maritime Inc.	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Agistri Shipping Limited	Operating Subsidiary	Malta	1/01–12/31	1/01–12/31	1/01–12/31
Alatas Shipping Corporation(8)	TBN XVI	Marshall Is.	1/01–12/31	5/20–12/31	—
Aldebaran Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Alegria Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Alimia Shipping Corporation(9)	TBN XII	Marshall Is.	1/01–12/31	5/30–12/31	—
Alkmene Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Amaryllis Shipping Inc.(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ambracia Navigation Company	Navios Primavera	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Amindra Navigation Co.	Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ammos Shipping Corp.(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Amorgos Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Anafi Shipping Corporation	Navios Sky	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Andromeda Shiptrade Limited(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Andros Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Antikithira Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Antipaxos Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Aramis Navigation Inc.	Navios Azimuth	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Arkoi Shipping Corporation(2)	Navios Coral	Marshall Is.	1/01–12/31	3/14–12/31	—
Artala Shipping Co.(3)	Navios Sakura	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Asteroid Shipping S.A.	Navios Herakles I	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2025	2024	2023
Astrovalos Shipping Corporation(2)	Nave Cosmos	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Astypalaia Shipping Corporation(2)	Navios Amber	Marshall Is.	1/01–12/31	3/14–12/31	—
Atokos Shipping Corporation(3)	Navios Horizon I	Marshall Is.	1/01–12/31	1/01–12/31	7/18–12/31
Aurora Shipping Enterprises Ltd.(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Azalea Navigation Company	Navios Azalea	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Azalea Shipping Inc.	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Balder Maritime Ltd	Navios Koyo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Bato Marine Corp.	Navios Armonia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Bertyl Ventures Co.	Navios Azure	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Bole Shipping Corporation	Spectrum N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Brandeis Shipping Corporation	Ete N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Buff Shipping Corporation	Fleur N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Calliope Shipping Corporation(2)	Condor (ex Zim Condor)	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Camelia Shipping Inc.	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Casual Shipholding Co.	Navios Sol	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cavalli Navigation Inc.(17)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cavos Navigation Co.	Navios Libra	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Chalki Shipping Corporation(8)	TBN III	Marshall Is.	1/01–12/31	1/01–12/31	5/31–12/31
Chernava Marine Corp.	Navios Bahamas	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2025	2024	2023
Citrine Shipping Corporation(11)	Former Vessel-Owning Company	Marshall Is.	—	—	1/01–2/21
Clan Navigation Limited	Navios Devotion	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cloud Atlas Marine S.A.(7)	Navios Uranus	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Corsair Shipping Ltd.	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Crete Shipping Corporation	Nave Cetus	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cronus Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Customized Development S.A.(18)	Navios Fulvia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Cyrus Investments Corp.	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Delos Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Despotiko Shipping Corporation(2)	Nave Polaris	Marshall Is.	1/01–12/31	1/01–12/31	9/05–12/31
Dione Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Dionysus Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Doxa International Corp.	Nave Electron	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ducale Marine Inc.	Navios Etoile	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Dune Shipping Corp.(11)	Former Vessel-Owning Company	Marshall Is.	—	—	1/01–2/21
Ebba Navigation Limited	Navios Destiny	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Elafonisos Shipping Corporation(1)	Nave Perseus	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Emery Shipping Corporation	Navios Gem	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Enplo Shipping Limited	Navios Verde	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Erato Shipmanagement Corporation(2)	Pelican I	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ereikousa Shipping Corporation(8)	TBN VII	Marshall Is.	1/01–12/31	1/01–12/31	5/24–12/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Euterpe Shipping Corporation(2)	Hawk Ι	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Evian Shiptrade Ltd.	Matson Lanai	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Fairy Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Faith Marine Ltd(18)	Navios Altamira	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2025	2024	2023
Fakistra Shipping Corporation(9)	TBN XXI	Marshall Is.	8/26–12/31	—	—
Fandango Shipping Corporation	Unity N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Felicity Shipping Corporation(21)	Former Vessel-Owning Company	Marshall Is.	1/01–6/25	1/01–12/31	1/01–12/31
Finian Navigation Co.	Navios Ace	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Flavescent Shipping Corporation	Odysseus N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Galaxy Shipping Corporation(21)	Former Vessel-Owning Company	Marshall Is.	1/01–6/25	1/01–12/31	1/01–12/31
Galera Management Company(3)	Navios Amethyst	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Galileo Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	9/17–12/31	—
Gatsby Maritime Company(8)	TBN I	Marshall Is.	1/01–12/31	1/01–12/31	1/03–12/31
Gavdos Shipping Corporation(2)	Nave Photon	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Gemini Shipping Corporation(11)	Former Vessel-Owning Company	Marshall Is.	—	—	1/01–2/07
Goddess Shiptrade Inc.	Navios Astra	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Goldie Services Company	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Golem Navigation Limited	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Happiness Shipping Corporation	Navios Happiness	Marshall Is.	1/01–12/31	9/17–12/31	—
Highbird Management Inc.	Navios Celestial	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Hyperion Enterprises Inc.(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ios Marine Corporation(19)	Nave Cielo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Iraklia Shipping Corporation	Bougainville	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Iris Shipping Corporation	N Amalthia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Italida Shipping Corporation(10)	TBN XXIV	Marshall Is.	8/26–12/31	—	—

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2025	2024	2023
Ithaki Shipping Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Jasmine Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
JTC Shipping and Trading Ltd.(12)	Operating Company	Malta	1/01–12/31	1/01–12/31	1/01–12/31
Kalymnos Shipping Corporation	Nave Allegro	Marshall Is.	7/16–12/31	—	—
Karpathos Shipping Corporation(1)	HMM Ocean	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kastelorizo Shipping Corporation(1)	Nave Dorado	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kastos Shipping Corporation(8)	TBN VIII	Marshall Is.	1/01–12/31	1/01–12/31	5/24–12/31
Kerkyra Shipping Corporation(13)	Nave Galactic	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Keros Shipping Corporation(8)	TBN XV	Marshall Is.	1/01–12/31	5/20–12/31	—
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kinaros Shipping Corporation(2)	Navios Citrine	Marshall Is.	1/01–12/31	3/14–12/31	—
Kithira Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kleio Shipping Corporation(2)	Seagull	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Koufonisi Shipping Corporation(3)	Navios Felix	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Kymata Shipping Co.(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Lavender Shipping Corporation	Navios Ray	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Lefkada Shipping Corporation(13)	Nave Buena Suerte	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Legato Shipholding Inc.(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Leto Shipping Corporation(21)	Former Vessel-Owning Company	Marshall Is.	1/01–6/25	1/01–12/31	1/01–12/31
Levitha Shipping Corporation(9)	TBN XI	Marshall Is.	1/01–12/31	5/30–12/31	—
Libra Shipping Enterprises Corporation(21)	Former Vessel-Owning Company	Marshall Is.	1/01–6/25	1/01–12/31	1/01–12/31
Limestone Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2025	2024	2023
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Makri Shipping Corporation(2)	DP World Jeddah	Marshall Is.	1/01–12/31	1/01–12/31	9/05–12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Mandora Shipping Ltd	Navios Centaurus	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Mathraki Shipping Corporation(8)	TBN VI	Marshall Is.	1/01–12/31	1/01–12/31	7/18–12/31
Meganisi Shipping Corporation(2)	DP World Jebel Ali	Marshall Is.	1/01–12/31	1/01–12/31	9/05–12/31
Melpomene Shipping Corporation(3)	Sparrow	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Mesta Shipping Corporation(9)	TBN XVIII	Marshall Is.	1/01–12/31	8/26–12/31	—
Micaela Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Migen Shipmanagement Ltd	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Moonstone Shipping Corporation(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Morganite Shipping Corporation(3)	Navios Meridian	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Morven Chartering Inc.	Navios Verano	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Mouresi Shipping Corporation(9)	TBN XX	Marshall Is.	5/27–12/31	—	—
Muses Shipping Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
NAV Holdings Limited	Sub-Holding Company	Malta	1/01–12/31	1/01–12/31	1/01–12/31
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Acquisition Finance (US) Inc.(14)	Co-Issuer of Ship Mortgage Notes	Delaware	—	1/01–10/07	1/01–12/31
Navios International Inc.	Operating Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Containers Sub LP	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Midstream Partners Finance (US) Inc.(14)	Sub-Holding Company	Delaware	—	1/01–10/07	1/01–12/31
Navios Maritime Midstream Partners GP LLC	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Operating LLC	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2025	2024	2023
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Partners Europe Finance Inc.	Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Navios Partners Finance (US) Inc.(14)	Co-Borrower	Delaware	—	1/01–10/07	1/01–12/31
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Nisyros Shipping Corporation(1)	Nave Neutrino	Marshall Is.	1/01–12/31	1/01–12/31	9/05–12/31
Nostos Shipmanagement Corp.	Navios Bonavis	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Oceanus Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Olivia Enterprises Corp.	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Olympia II Navigation Limited	Navios Domino	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Opal Shipping Corporation	Rainbow N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Orbiter Shipping Corp.(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Othonoi Shipping Corporation(7)	Nave Anthos	Marshall Is.	1/01–12/31	1/01–12/31	7/18–12/31
Palermo Shipping S.A.(11)	Former Vessel-Owning Company	Marshall Is.	—	—	1/01–2/07
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Patmos Shipping Corporation(1)	HMM Sky	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Peran Maritime Inc.	Zim Baltimore	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Perigiali Navigation Limited(6)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Perivoia Shipmanagement Co.	Navios Amitie	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Persephone Shipping Corporation	Hector N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pharos Navigation S.A.(7)	Navios Phoenix	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pingel Navigation Limited	Matson Oahu	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pleione Management Limited	Navios Star	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Polyaigos Shipping Corporation(9)	TBN IV	Marshall Is.	1/01–12/31	1/01–12/31	7/04–12/31
Polymnia Shipping Corporation(2)	Zim Albatross	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Poros Marine Shipping Corporation(9)	TBN XIII	Marshall Is.	1/01–12/31	6/20–12/31	—
Potistika Shipping Corporation(9)	TBN XXIII	Marshall Is.	8/26–12/31	—	—
Prometheus Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2025	2024	2023
Prosperity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Proteus Shiptrade S.A.	Carmel I	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pserimos Shipping Corporation(8)	TBN II	Marshall Is.	1/01–12/31	1/01–12/31	5/31–12/31
Pueblo Holdings Ltd.	Navios Lumen	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Pyrgi Shipping Corporation(8)	TBN XVII	Marshall Is.	1/01–12/31	8/26–12/31	—
Red Rose Shipping Corp.	Navios Bonheur	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rhea Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rider Shipmanagement Inc.(7)	Navios Felicity I	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rineia Shipping Corporation(10)	TBN XIV	Marshall Is.	1/01–12/31	6/20–12/31	—
Rodman Maritime Corp.(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rondine Management Corp.	Navios Victory	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Roselite Shipping Corporation(7)	Navios Corali	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Rumer Holding Ltd(7)	Navios Antares	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Sagittarius Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Samos Shipping Corporation	Nave Synergy	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Samothrace Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Santorini Shipping Corporation(9)	TBN IX	Marshall Is.	1/01–12/31	2/20–12/31	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Serifos Shipping Corporation	Nave Estella	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Seymour Trading Limited	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Shikhar Ventures S.A.(16)	Navios Stellar	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Shinyo Dream Limited(21)	Former Vessel-Owning Company	Hong Kong	1/01–3/27	1/01–12/31	1/01–12/31
Shinyo Kannika Limited(21)	Former Vessel-Owning Company	Hong Kong	1/01–3/27	1/01–12/31	1/01–12/31
Shinyo Kieran Limited(20)	Nave Universe	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Shinyo Loyalty Limited(21)	Former Vessel-Owning Company	Hong Kong	1/01–3/27	1/01–12/31	1/01–12/31
Shinyo Navigator Limited(21)	Former Vessel-Owning Company	Hong Kong	1/01–3/27	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2025	2024	2023
Shinyo Ocean Limited(21)	Former Vessel-Owning Company	Hong Kong	1/01–3/27	1/01–12/31	1/01–12/31
Shinyo Saowalak Limited(4),(20)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Silvanus Marine Company	Navios Summer	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Skopelos Shipping Corporation(19)	Nave Ariadne	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Solange Shipping Ltd.	Navios Avior	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Spetses Marine Shipping Corporation(2)	Navios Venus	Marshall Is.	1/01–12/31	6/26–12/31	—
Sui An Navigation Limited(21)	Former Vessel-Owning Company	Marshall Is.	1/01–6/25	1/01–12/31	1/01–12/31
Sun Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Sunstone Shipping Corporation	Copernicus N	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Talia Shiptrade S.A.(7)	Navios Magellan II	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Tarak Shipping Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Taurus Marine Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	9/26–12/31	—
Terpsichore Shipping Corporation(2)	Zim Falcon	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Teuta Maritime S.A.(3)	Navios Altair	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thalassa Marine S.A. (1)	Navios Galaxy II	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thalia Shipping Corporation	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thasos Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thera Shipping Corporation	Nave Atropos	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thetida Marine Co.(13)	Navios Magnolia	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Thirasia Shipping Corporation(9)	TBN X	Marshall Is.	1/01–12/31	2/20–12/31	—
Tilos Shipping Corporation(5)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2025	2024	2023
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Trikeri Shipping Corporation(9)	TBN V	Marshall Is.	1/01–12/31	1/01–12/31	7/04–12/31
Tzasteni Shipping Corporation(9)	TBN XXII	Marshall Is.	8/26–12/31	—	—
Tzia Shipping Corporation	Nave Celeste	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Urania Shipping Corporation(2)	Zim Eagle	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Vatselo Enterprises Corp.	Navios Alegria	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Vega Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	9/17–12/31	—
Veja Navigation Company	Sub-Holding Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Velour Management Corp.	Navios Vermilion	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Venetiko Shipping Corporation(2)	Navios Dolphin	Marshall Is.	1/01–12/31	3/14–12/31	—
Vernazza Shiptrade Inc.(7)	Navios Canary	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Vinetree Marine Company(21)	Operating Company	Marshall Is.	1/01–6/25	1/01–12/31	1/01–12/31
Vythos Marine Corp.	Navios Constellation	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Wenge Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
White Narcissus Marine S.A.(4),(15)	Former Vessel-Owning Company	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31
Ziggy Shipping Limited (1)	Nave Ohana	Marshall Is.	1/01–12/31	1/01–12/31	1/03–12/31
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01–12/31	1/01–12/31	1/01–12/31

(1) The vessel was delivered/ acquired in 2025.

(2) The vessel was delivered/ acquired in 2024.

(3) The vessel was delivered/ acquired in 2023.

(4) The vessel was sold in 2025.

(5) The vessel was sold in 2024.

(6) The vessel was sold in 2023.

(7) The vessel was delivered/ acquired in 2026.

(8) Expected to be delivered in 2026.

(9) Expected to be delivered in 2027.

(10) Expected to be delivered in 2028.

(11) The company was dissolved in 2023.

(12) Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(13) The vessel is agreed to be sold in 2026.

(14) The company was dissolved in 2024.

(15) The entity was redomiciled from Panama to the Marshall Islands on November 5, 2024.

(16) The entity was redomiciled from Liberia to the Marshall Islands on November 6, 2024.

(17) The entity was redomiciled from Liberia to the Marshall Islands on November 8, 2024.

(18) The entity was redomiciled from Liberia to the Marshall Islands on November 12, 2024.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(19) The entity was redomiciled from Cayman Islands to the Marshall Islands on November 18, 2024.

(20) The entity was redomiciled from British Virgin Islands to the Marshall Islands on November 22, 2024.

(21) The company was dissolved in 2025.

During the first quarter of 2025, the Company completed the sale of Shinyo Dream Limited, Shinyo Kannika Limited, Shinyo Loyalty Limited, Shinyo Navigator Limited and Shinyo Ocean Limited. The five entities were included in the consolidated financial statements of 2023, 2024 and until the first quarter of 2025 (see Note 17 – Transactions with related parties and affiliates).

In December 2024, the Company completed the sale of Kleimar N.V. and its subsidiary, Bulkinvest S.A. The two entities were included in the consolidated financial statements of 2023 and 2024.

During the fourth quarter of 2023, the Company completed the sale of Aphrodite Shipping Corporation, Zaffre Shipping Corporation, Anthos Shipping Inc. and Wave Shipping Corp. The four entities were included in the consolidated financial statements of 2023 (see Note 17 – Transactions with related parties and affiliates).

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

(c)
Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to impairment indicators and expected future cash flows from long-lived assets to support impairment tests. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
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
(f)
Other investments: Other investments consist of time deposits with original maturities of greater than three months and less than 12 months. As of December 31, 2025 and December 31, 2024, other investments amounted to $10,483 and $12,289, respectively.
(g)
Accounts receivable, net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage, net of any allowance for receivables deemed uncollectible. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326, as discussed below. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. With regards to operating lease receivables, ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. During the years ended December 31, 2025, 2024 and 2023, the Company had no write offs of accounts receivable arising from operating leases deemed uncollectible.

Credit losses accounting

Under ASC 326, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the Consolidated Statements of Comprehensive Income.

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

The allowance for credit losses was nil as of each of December 31, 2025, 2024 and 2023.

As of each of December 31, 2025, 2024 and 2023, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were held in time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of each of December 31, 2025, 2024 and 2023.

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
(i)
Vessels, net: Vessels are stated at historical cost, which consists of the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and any material expenses incurred upon acquisition (improvements and delivery expenses) of second hand vessels. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. The fair value of the vessels is determined based on vessels' valuation, from independent third party shipbrokers. Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying Consolidated Statements of Comprehensive Income. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s dry bulk, containerships and tankers based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. The estimated scrap rate used to calculate the vessel’s scrap value is $340 per LWT as of each of December 31, 2025 and 2024.

Management estimates the useful life of the Company’s vessels to be 25 years for dry bulk and tanker vessels and 30 years for the containerships, respectively from the original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(j)
Deposits for vessel acquisitions: Deposits for vessel acquisitions include (i) amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels (see Note 15 – Commitments and contingencies); (ii) pre-delivery expenses and related costs provided under the Company’s existing agreements with the Manager (see Note 17 – Transactions with related parties and affiliates) and (iii) capitalized interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use). Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.
(k)
Assets held for sale: The Company's policy is to dispose vessels and other fixed assets when suitable opportunities occur and not necessarily to retain them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

when the following criteria are met: management has committed to a plan to sell the vessel (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale as of each of December 31, 2025, 2024 and 2023.
(l)
Impairment of long-lived assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Partners determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating the carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as obsolesce or significant damages to the vessel, vessel sales and purchases, business plans, overall market conditions and market economic outlook.

When impairment indicators are identified, undiscounted projected net operating cash flows are determined for each asset group, for which impairment indicators are present, and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, ballast water treatment system costs, exhaust gas cleaning system costs and other capitalized items, if any, related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to the current market rates. The loss recognized either on impairment or on disposition will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

When impairment indicators are identified, undiscounted projected net operating cash flow analysis is performed by considering various assumptions and covers the remaining economic life of each vessel. These assumptions include revenue from existing time charters for fixed fleet days based on rates under Navios Partners’ remaining charter agreements and an estimated daily time charter equivalent rate for unfixed days. The latter is determined by using the one-year average historical time charter rates for the first year and the ten-year average historical one-year time charter rates for the remaining period. Revenue is included in the analysis net of brokerage and address commissions and commercial management fee, and excludes days associated with scheduled drydockings or special surveys. The analysis also incorporates estimates of scrap values and considers the probability of sale of each vessel. Planned expenditures for drydockings or special surveys are based on Navios Partners’ budget. Vessel operating expenses are based on budgeted amounts, assuming a 3.0% increase every second year. The utilization rate is based on the fleet’s historical performance.

(m)
Deferred drydock and special survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months, depending on the assets’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2025, 2024 and 2023, the amortization expense was $82,515, $63,605 and $43,321, respectively, and is presented under the caption of “Depreciation and amortization” in the Consolidated Statements of Comprehensive Income.

(n)
Deferred finance costs: Deferred finance costs include: (i) fees paid associated with obtaining credit facilities, bonds and financial liabilities or refinancing existing ones accounted for as loan modification, which are deferred and are presented as a deduction from the corresponding liability in the Consolidated Balance Sheets. These costs are amortized over the life of the related credit facility, bond and financial liability using the effective interest rate method, and are presented under the caption “Interest expense and finance cost, net” in the Consolidated Statements of Comprehensive Income and (ii) fees paid associated with obtaining credit facilities and financial liabilities to finance the acquisition of newbuilding vessels, remained undrawn at the balance sheet date, which are deferred and are presented under the caption “Other long-term assets” in the Consolidated Balance Sheets. The amortization of such costs, calculated using the straight-line method until the end of vessel’s construction period, is capitalized to the vessel’s cost. Unamortized fees relating to credit facilities, bonds and financial liabilities repaid or refinanced and accounted for as debt extinguishment are written off in the period the repayment, prepayment or extinguishment is made and included in the determination of gain or loss on debt extinguishment. Amortization and write-off of deferred finance costs, including amortization of debt discount, for each of the years ended December 31, 2025, 2024 and 2023 were $10,705, $7,841 and $7,188, respectively, and are presented under the caption “Amortization and write-off of deferred finance costs” in the Consolidated Statements of Cash Flows.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense/ income is included under the captions “Depreciation and amortization” and “Amortization of unfavorable lease terms”, respectively in the Consolidated Statements of Comprehensive Income.

The amortizable value of favorable leases would be considered impaired if their carrying values could not be recovered from the future undiscounted cash flows associated with the assets. As of December 31, 2025, 2024 and 2023, the management of the Company, has considered various indicators and concluded that events and circumstances did not trigger the existence of potential impairment of its intangible assets and that a recoverability test, as described in paragraph (l) above, was not required. As of December 31, 2025, 2024 and 2023, there was no impairment of intangible assets.

(p)
Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the Statements of Comprehensive Income. The foreign currency gains/ (losses) recognized in the accompanying Consolidated Statements of Comprehensive Income under the captions “Other income” or “Other expense”, for each of the years ended December 31, 2025, 2024 and 2023 were not material for any of these periods.
(q)
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

(r)
Segment reporting: In accordance with ASC 280, the Company uses the “management approach” in determining reportable operating segments. The management approach is based on the internal organization and reporting used by the Company’s chief operating decision maker (the “CODM”), who is the Company’s Chairwoman and Chief Executive Officer, for making operating decisions and assessing performance. Navios Partners reports financial information and evaluates its operations primarily based on charter revenues, without differentiating by vessel type or the length of ship employment for its customers. The CODM does not use discrete financial information related to specific types of charters or vessels when evaluating operating results, allocating resources, or making decisions regarding the operations of the Company. The CODM evaluates performance, including monitoring budget versus actual results, using consolidated net income, which encompasses all expense categories as presented in the Consolidated Statements of Comprehensive Income. As a result, Navios Partners has determined that it operates under one reportable segment and the assets of such segment are presented under the caption “Total assets” in the Consolidated Balance Sheets. For further details regarding the Company’s business, please refer to Note 1 – Description of business.
(s)
Revenue and expense recognition:

Revenue from time chartering and bareboat chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $1,274,633, $1,207,066 and $1,149,240 for the years ended December 31, 2025, 2024 and 2023, respectively.

Revenue from voyage charters

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. In accordance with ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $36,851, $91,844 and $107,412 for the years ended December 31, 2025, 2024 and 2023, respectively.

Revenue from pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases under the scope of ASC 842 and is recognized for the applicable period when collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $30,945, $35,156 and $50,161 for the years ended December 31, 2025, 2024 and 2023, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit sharing revenue amounted to $1,714, $0 and $76 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Vessel operating expenses: Pursuant to the Master Management Agreement (as defined herein) commencing on January 1, 2025, the Manager provides technical and commercial management and related specialized services to Navios Partners’ vessels. For a detailed discussion of vessel operating expenses, please see Note 17 – Transactions with related parties and affiliates.

General and administrative expenses: Pursuant to the Administrative Services Agreement (as defined herein) commencing on January 1, 2025, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

relations and other. Under the terms of the agreement, which provides for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For a detailed discussion of general and administrative expenses, please see Note 17 – Transactions with related parties and affiliates.

(t)
Financial instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, other investments, trade receivables and payables, amounts due from/(to) related parties, other receivables and other liabilities, derivative instruments, credit facilities, bonds and financial liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: Navios Partners closely monitors its credit exposure to customers and counterparties for credit risk. Navios Partners has entered into the Management Agreements (as defined herein) with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners’ various vessel employment contracts, the Manager has policies in place to ensure that they trade with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable and cash and cash equivalents. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows (see Note 4 – Accounts receivable, net).

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and financial liabilities and the ability to close out market positions. Navios Partners monitors cash balances appropriately to meet working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Comprehensive Income.

Derivative instruments: Navios Partners may periodically enter into derivative instruments, such as interest rate swaps, to manage exposure to interest rate fluctuations associated with specific borrowings. All derivative instruments are initially recognized in the Consolidated Balance Sheets at their fair value. Transaction costs related to derivatives are expensed as incurred. The accounting treatment for changes in the fair value of the derivative depends on its intended use, whether the Company has designated it as part of a hedging relationship, and whether the hedging relationship meets the necessary criteria for hedge accounting under ASC 815, Derivatives and Hedging.

At the inception of a derivative contract, the Company may designate the derivative as an accounting hedge of the variability in cash flows associated with a forecasted transaction (“Cash Flow Hedge”). For a derivative to qualify for Cash Flow Hedge accounting, the hedging relationship must be formally documented at inception and must be expected to be highly effective in offsetting changes in the cash flows of the hedged item. This effectiveness is assessed both at hedge inception and on an ongoing basis. Changes in the fair value of a derivative designated and qualified as an effective Cash Flow Hedge are recognized in other comprehensive income/ (loss) and reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. Any ineffective portion of a designated Cash Flow Hedge is recognized immediately in earnings. Changes in the fair value of derivatives that are not designated as accounting hedges under ASC 815 are also recognized in earnings in the period in which they occur.

Hedge accounting is discontinued prospectively when the derivative instrument expires, is sold, terminated, or exercised; when the hedging relationship no longer qualifies for hedge accounting under ASC 815; or when the Company elects to remove the hedge designation. Upon discontinuation, the cumulative gain or loss associated with the hedge that remains in accumulated other comprehensive income/ (loss) continues to be deferred and is reclassified into earnings in the same period or periods during which the forecasted transaction affects earnings. However, if the forecasted transaction is no longer probable of occurring, the amount previously recorded in accumulated other comprehensive income/ (loss) is immediately reclassified into earnings.

(u)
Cash distribution: As per the partnership agreement, within 45 days following the end of each quarter, to the extent and as may be declared by the Board, an amount equal to 100% of available cash, as defined therein, with respect to such quarter shall be distributed to the partners as of the record date selected by the board of directors.

Cash distributions are recorded in the Company’s financial statements in the period in which they are declared. Navios Partners paid $5,955, $6,132 and $6,160 to its unitholders of common and general partnership units during the years ended December 31, 2025, 2024 and 2023, respectively.

(v)
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

Navios Partners vested nil, nil and 1,001 restricted common units during the years ended December 31, 2025, 2024 and 2023, respectively (see Note 13 – Repurchases and issuance of units).

(w)
Income taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. Under the laws of the countries of the vessel-owning subsidiaries’ incorporation and/or redomiciliation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been presented under the caption “Other expense” in the Consolidated Statements of Comprehensive Income.
(x)
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
(y)
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
(z)
Leases for lessors: Vessel leases where Navios Partners is regarded as the lessor are classified as either operating leases or sales type/ direct financing leases, based on an assessment of the terms of the lease. All Company’s leases, for which the Company acts as lessor, are classified as operating leases.

For charters classified as operating leases where Navios Partners is regarded as the lessor, see Note 2(s) – Summary of significant accounting policies.

(aa)
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

After lease commencement, the Company measures the lease liability for operating leases at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use asset. In cases of operating lease agreements that meet the definition of ASC 842 for a short-term lease (the lease has a lease term of 12 months or less) and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, the Company makes the short-term lease election at the commencement date and does not recognize a lease liability or right-of-use asset on its balance sheet but, recognizes lease payments on a straight-line basis over the lease term. For charters classified as operating leases, lease expense is recognized on a straight line basis over the rental periods of such charter agreements and is included under the caption “Time charter and voyage expenses” in the Consolidated Statements of Comprehensive Income.

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under the caption “Interest expense and finance cost, net” in the Consolidated Statements of Comprehensive Income, whereas amortization on the right-of-use asset is recognized on a straight line basis over the useful life of such asset and is included under the caption “Depreciation and amortization” in the Consolidated Statements of Comprehensive Income.

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

When the impairment indicators are present for any bareboat/time chartered-in vessel, the Company calculates the sum of the undiscounted projected net operating cash flows for such vessel and compares it to its carrying value (the “recoverability test”). Undiscounted projected net operating cash flow analysis is performed by considering various assumptions and covers the remaining lease term/ economic life of right-of-use assets under operating and finance leases, respectively. These assumptions include revenue from existing time charters for fixed fleet days based on rates under the Company’s remaining charter-out agreements and an estimated daily time charter equivalent rate for unfixed days. The latter is determined by using an average of historical time charter-out rates. Revenue is included in the analysis net of brokerage and address commissions and commercial management fee, and excludes days associated with scheduled off-hires (for the bareboat/time chartered-in vessels), scheduled drydockings or special surveys. The analysis also incorporates estimates of scrap values. Planned expenditures for drydockings or special surveys are based on Navios Partners’ budget. Vessel operating expenses are based on budgeted amounts, assuming a 3.0% increase every second year for the bareboat/time chartered-in vessels. The utilization rate is based on the fleet’s historical performance. If the recoverability test indicates that impairment loss should be recognized, the determination of the lease asset’s fair value using discounted projected net operating cash flows requires the determination of the Company’s relevant discount factor.

(bb)
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
(cc)
Other comprehensive income: The Company follows the provisions of ASC 220, “Comprehensive Income”, which require separate presentation of certain transactions, which are recorded directly as components of equity. For the year ended December 31, 2025, changes in the fair value of the Swap Transaction (as defined herein) that were designated and qualified as an effective Cash Flow Hedge are presented under the caption “Unrealized loss on cash flow hedges” in the Consolidated Statements of Comprehensive Income (see Note 2(t) – Summary of significant accounting policies). For the years ended December 31, 2024 and 2023, comprehensive income equaled net income.
(dd)
Treasury units: Treasury units are units that are repurchased by the issuing entity, reducing the number of outstanding units in the open market. When units are repurchased, they may either be cancelled or held for reissue. If not cancelled, such units are referred to as treasury units. Treasury units are essentially the same as unissued capital and reduce ordinary partners’ capital. The cost of the acquired units is shown as a deduction from common unitholders’ capital. Dividends on such units held in the entity’s treasury are not reflected as income and not shown as a reduction in partners’ capital. Gains and losses on sales of treasury units are accounted for as adjustments to partners’ capital and not as part of income. Depending on whether the units are acquired for reissuance or retirement, treasury units are accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired units will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common units to be accounted for under the cost method. Under this method, the treasury units account is charged for the aggregate cost of units reacquired.
(ee)
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

In July 2025, the FASB issued ASU ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025‑09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, to clarify and enhance hedge accounting guidance, targeting improved alignment with risk management practices and addressing issues from global reference rate reform. At this stage, the Company has not yet determined the expected impact of adopting ASU 2025‑09 on its financial position, results of operations, cash flows, or related disclosures. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”. The standard is intended to make technical corrections, clarifications, and minor updates across various Topics in GAAP to improve clarity and application without significant changes to current practices. The amendments affect all reporting entities within the scope of the guidance and cover areas such as earnings per share, leases, investments, and income taxes. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption is permitted with optional prospective or retrospective application on an-issue-by issue basis. The Company evaluated the impact of this ASU on its financial statements and determined that there is no effect on its consolidated financial statements.

NOTE 3 – CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consist of the following:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$402,783	$270,166
Restricted cash	186	29,623
Total cash and cash equivalents and restricted cash	$402,969	$299,789

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and cash equivalents in excess of government-provided insurance limits. Navios Partners also mitigates exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$34,070	$33,399
Less: Allowance for credit losses	—	—
Accounts receivable, net	$34,070	$33,399

Charges to provisions for credit losses are summarized as follows:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Allowance for credit losses	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2025	$—	$—	$—	$—
Year ended December 31, 2024	$—	$—	$—	$—
Year ended December 31, 2023	$(2,990)	$—	$2,990	$—

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the years ended December 31, 2025 and 2024, only one customer accounted for 10.0% or more of the Company’s total revenues and represented approximately 14.8% and 11.3%, respectively, of the Company’s total revenues. For the year ended December 31, 2023, no customer accounted for 10.0% or more of the Company’s total revenues.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2025	December 31, 2024
Prepaid voyage costs	$6,002	$5,574
Inventories	31,944	32,793
Claims receivable	4,764	5,719
Other	20,100	16,808
Total prepaid expenses and other current assets	$62,810	$60,894

Inventories are comprised of bunkers, lubricants and stores remaining on board as of December 31, 2025 and 2024.

Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 6 – VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$4,292,150	$(514,821)	$3,777,329
Additions/ (Depreciation)	432,773	(199,135)	233,638
Disposals	(301,462)	25,166	(276,296)
Balance December 31, 2023	$4,423,461	$(688,790)	$3,734,671
Additions/ Remeasurement of finance lease liability/ (Depreciation)	1,065,949	(209,950)	855,999
Disposals/ Impairment/ Transfers to owned vessels	(438,644)	89,266	(349,378)
Balance December 31, 2024	$5,050,766	$(809,474)	$4,241,292
Additions/ Remeasurement of finance lease liability/ (Depreciation)	563,317	(225,959)	337,358
Disposals/ Impairment/ Transfers to owned vessels	(254,205)	65,423	(188,782)
Balance December 31, 2025	$5,359,878	$(970,010)	$4,389,868

The above balances as of December 31, 2025 are analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2024	$4,594,294	$(775,478)	$3,818,816
Additions/ (Depreciation)	514,551	(210,767)	303,784
Disposals/ Impairment	(224,992)	61,698	(163,294)
Balance December 31, 2025	$4,883,853	$(924,547)	$3,959,306

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Right-of-use assets under finance lease	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2024	$456,472	$(33,996)	$422,476
Additions/ Remeasurement of finance lease liability/ (Depreciation)	48,766	(15,192)	33,574
Transfers to owned vessels	(29,213)	3,725	(25,488)
Balance December 31, 2025	$476,025	$(45,463)	$430,562

Right-of-use assets under finance leases are calculated at an amount equal to the finance liability, increased with the allocated excess value, the initial direct costs and adjusted for the carrying amount of the straight-line effect of liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. During the year ended December 31, 2025, following the declarations of the Company’s option to acquire two Kamsarmax vessels, the corresponding right-of-use assets under finance leases were increased by the aggregate amount of $2,404, upon remeasurement of the finance lease liabilities, to $63,413 (see Note 10 – Borrowings). During the year ended December 31, 2024, following the declarations of the Company’s option to extend the charter period for one year for one Kamsarmax vessel and the option to acquire four Kamsarmax vessels, the corresponding right-of-use assets under finance leases were decreased by the aggregate amount of $2,037. During the year ended December 31, 2023, following the declaration of the Company’s option to extend the charter period of one Kamsarmax vessel for one year, the corresponding right-of-use asset under finance lease was increased by $1,620.

During the years ended December 31, 2025, 2024 and 2023, the Company capitalized certain fees and costs related to vessels' regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements, that amounted to $24,248, $32,013 and $58,766, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows (see Note 17 – Transactions with related parties and affiliates).

Acquisition of Vessels

2025

During the year ended December 31, 2025, Navios Partners paid an amount of $13,695 to acquire from an unrelated third party a 2020-built Kamsarmax vessel of 81,789 dwt, which was previously accounted for as a right-of-use asset under a finance lease. On the same date, the Company derecognized the right-of-use asset under the finance lease and recognized the vessel at a cost of $25,888.

During the year ended December 31, 2025, Navios Partners took delivery of a 2025-built MR2 Product Tanker vessel of 49,994 dwt, from an unrelated third party, by entering into a ten-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $45,995, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 10 – Borrowings), increased by the amount of $8,777, which was prepaid before the lease commencement.

During the year ended December 31, 2025, Navios Partners took delivery of five 2025-built vessels (two 7,700 TEU containerships and three Aframax/LR2 tanker vessels), from unrelated third parties, for an aggregate acquisition cost of $464,612 (including $49,934 capitalized expenses).

2024

During the year ended December 31, 2024, Navios Partners took delivery of 12 2024-built vessels (nine 5,300 TEU containerships and three Aframax/LR2 tanker vessels), from unrelated third parties, for an aggregate acquisition cost of $816,167 (including $68,893 capitalized expenses).

During the year ended December 31, 2024, Navios Partners paid an aggregate amount of $117,825 (including $1,166 capitalized expenses) to acquire from unrelated third parties four Kamsarmax vessels, which were previously accounted for as right-of-use assets under finance leases. The Company derecognized the right-of-use assets under the finance leases and recognized the vessels at an aggregate cost of $164,398.

In June 2024, Navios Partners agreed to acquire from an unrelated third party the Navios Venus, a 2015-built Ultra-Handymax vessel of 61,339 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,463, being an amount equal to the finance lease liability (see Note 10 – Borrowings). On December 27, 2024, Navios Partners acquired from an unrelated third party, the Navios Venus, for an acquisition cost of $26,683 (including $1,333 capitalized expenses), which was previously accounted for as a right-of-use asset under a finance lease. On the same date, the Company derecognized the right-of-use asset under finance lease and recognized the vessel at an aggregate cost of $27,954.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

2023

On November 9, 2023, Navios Partners took delivery of a 2023-built 5,300 TEU containership, from an unrelated third party, for an acquisition cost of $66,733.

In August 2023, Navios Partners agreed to acquire from an unrelated third party, a 2019-built Kamsarmax vessel of 81,692 dwt, which was previously chartered-in and accounted for as a right-of-use asset under operating lease. In accordance with the provisions of ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as finance lease, as of the effective date of the modification. Following the reassessment performed, the Company recognized a right-of-use asset at $27,561, being an amount equal to the finance lease liability (see Note 10 – Borrowings). On October 16, 2023, Navios Partners acquired from an unrelated third party, the Kamsarmax vessel, for an acquisition cost of $28,127, which was previously accounted for as a right-of-use asset under a finance lease. At the same date, the Company derecognized the right-of-use asset under finance lease and recognized the vessel at an aggregate cost of $27,555.

On June 21, 2023, Navios Partners took delivery of a 2023-built Capesize vessel of 182,212 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $64,600, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 10 – Borrowings), increased by the amount of $2,574, which was prepaid before the lease commencement.

On April 27, 2023, Navios Partners took delivery of a 2023-built Capesize vessel of 182,169 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $50,890, being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 10 – Borrowings), increased by the amount of $2,579, which was prepaid before the lease commencement.

On March 29, 2023, Navios Partners took delivery of a 2023-built Capesize vessel of 182,115 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement, which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement, as a finance lease, and recognized a right-of-use asset at $46,146 being an amount equal to the initial measurement of the finance lease liability, including capitalized expenses, (see Note 10 – Borrowings), increased by the amount of $3,028, which was prepaid before the lease commencement.

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

Sale of Vessels

2025

During the year ended December 31, 2025, Navios Partners sold ten vessels to unrelated third parties and one vessel to a related party (see Note 17 – Transactions with related parties and affiliates) for an aggregate net sale price of $201,124. Following the sale of such vessels, an aggregate gain of $16,926 (including the aggregate remaining carrying balance of drydock and special survey cost of $18,659 and the straight line asset associated with a transhipper vessel, previously classified as held for sale, of $2,245) is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Comprehensive Income. This amount includes an impairment loss of $1,094 recognized during the third quarter of 2025 in connection with the committed sale of a 2005-built Panamax of 75,397 dwt, with the sale completed during the fourth quarter of 2025. This amount also includes an aggregate impairment loss of $6,782, recognized upon the classification of a 2009-built transhipper vessel of 57,573 dwt and a 2006-built Panamax of 76,596 dwt as held for sale as of June 30, 2025 and March 31, 2025, respectively, with the sales completed during the year ended December 31, 2025.

2024

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

During the year ended December 31, 2024, Navios Partners sold ten vessels to unrelated third parties for an aggregate net sale price of $190,293. Following the sale of such vessels, the aggregate amount of $42,859 (including the aggregate remaining carrying balance of drydock and special survey cost of $5,275) is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Comprehensive Income.

2023

During the year ended December 31, 2023, Navios Partners sold 15 vessels to unrelated third parties for an aggregate net sale price of $259,004. Following the sale of such vessels, the aggregate amount of $53,032 (including the aggregate remaining carrying balance of drydock and special survey cost of $12,033) is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Comprehensive Income.

Vessels “agreed to be sold”

2025

During the year ended December 31, 2025, Navios Partners agreed to sell a 2008-built 4,730 TEU containership, to an unrelated third party, for a gross sale price of $30,000. The Company has performed an assessment based on provisions of ASC 360 and concluded that the held for sale criteria were not met and the vessel was not classified as held for sale as of December 31, 2025. The sale is expected to be completed during the first half of 2026 (see Note 21 – Subsequent events).

Vessels impairment loss

2025

As at December 31, 2025, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that no such indicators were present.

As at September 30, 2025, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that such indicators were present for one dry bulk vessel, due to its committed sale. As a result, a recoverability test for this vessel was performed and an impairment loss of $1,094 was recognized, as the carrying amount of the asset group was not recoverable since it exceeded its fair value (see Note 12 – Fair value of financial instruments). As at June 30, 2025 and March 31, 2025, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that no such indicators were present. During the six months ended June 30, 2025, an aggregate impairment loss of $6,782 was recognized in connection with the classification as held for sale of two dry bulk vessels, as the carrying amount of each asset group was not recoverable and exceeded its fair value less costs to sell (see Note 12 – Fair value of financial instruments). The impairment loss related to the three vessels is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2025.

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

As at June 30, 2024, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that such indicators were present for certain of its dry bulk vessels, mainly due to Company’s intention to sell these vessels.

During the year ended December 31, 2024, the undiscounted projected net operating cash flows for four vessels did not exceed the carrying value of each asset group and an impairment loss was recognized and calculated as the difference between the fair value of the vessel (see Note 12 – Fair value of financial instruments) and the carrying value of the asset group. As a result, an impairment loss of $17,099 was recognized and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2024.

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

NOTE 7 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of December 31, 2025 and December 31, 2024 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2022	$211,644	$(132,928)	$78,716
Additions/ (Amortization)	—	(18,285)	(18,285)
Favorable lease terms December 31, 2023	$211,644	$(151,213)	$60,431
Amortization	—	(18,120)	(18,120)
Favorable lease terms December 31, 2024	$211,644	$(169,333)	$42,311
Amortization	—	(11,801)	(11,801)
Accelerated amortization	(46,414)	19,137	(27,277)
Favorable lease terms December 31, 2025	$165,230	$(161,997)	$3,233

The amortization of the intangible asset for the next five years ending December 31 is estimated to be $3,233 for 2026 and $0 for each of the years 2027 through 2030.

Intangible assets subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. On July 4, 2025, Navios Partners terminated the contracts for two VLCCs upon the designation of its bareboat charterer on the U.S. Specially Designated Nationals list, as the charterer met the criteria for sanctions under Executive Order 13902. Concurrently, Navios Partners derecognized the associated favorable lease terms, resulting in an accelerated amortization of $27,277, which is presented under the caption “Depreciation and amortization” in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2025. As of December 31, 2025, the weighted average useful life of the remaining favorable lease term was 0.5 years.

Intangible liabilities as of December 31, 2025 and December 31, 2024 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2022	$231,407	$(183,501)	$47,906
Additions/ (Amortization)	—	(19,922)	(19,922)
Unfavorable lease terms December 31, 2023	$231,407	$(203,423)	$27,984
Amortization	—	(12,718)	(12,718)
Unfavorable lease terms December 31, 2024	$231,407	$(216,141)	$15,266
Amortization	—	(11,680)	(11,680)
Unfavorable lease terms December 31, 2025	$231,407	$(227,821)	$3,586

The aggregate amortization of the intangible liabilities for the next five years ending December 31 is estimated to be $3,586 for 2026 and $0 for each of the years 2027 through 2030.

Intangible liabilities subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of December 31, 2025, the weighted average useful life of the remaining unfavorable lease terms was 0.3 years.

NOTE 8 – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2025 and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Creditors	$6,878	$9,635
Brokers	7,735	7,323
Professional and legal fees	3,279	805
Total accounts payable	$17,892	$17,763

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2025 and 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Accrued voyage expenses	$28,755	$17,731
Accrued loan interest	14,150	7,944
Accrued legal and professional fees	4,558	8,190
Total accrued expenses	$47,463	$33,865

As of December 31, 2025 and December 31, 2024, the amount of $3,410 and $5,893, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Partners in December 2025 and 2024, respectively, to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2025, and as of December 31, 2024, respectively. The total amount of $11,888, $11,400 and $9,855 was presented under the caption “General and administrative expenses” in the Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023, respectively, and comprised of compensation authorized to the directors and officers of the Company.

NOTE 10 – BORROWINGS

Borrowings as of December 31, 2025 and December 31, 2024 consisted of the following:

	December 31, 2025	December 31, 2024
Credit facilities	$1,124,761	$1,096,178
Financial liabilities	432,477	731,206
Finance lease liabilities	329,860	325,784
Senior unsecured bonds	300,000	—
Total borrowings	$2,187,098	$2,153,168
Less: Current portion of long-term borrowings, net	(277,365)	(266,222)
Less: Deferred finance costs, net	(27,512)	(24,231)
Long-term borrowings, net	$1,882,221	$1,862,715

As of December 31, 2025, the total borrowings, net of deferred finance costs were $2,159,586.

Senior Unsecured Bonds

During the fourth quarter of 2025, Navios Partners successfully placed $300,000 of senior unsecured bonds in the Nordic bond market due November 2030 and an application will be made for the bonds to be listed on the Oslo Stock Exchange (the “2030 Senior Unsecured Bonds” or “2030 Bonds”). Net proceeds were used for general corporate purposes and for the repayment of certain secured debt facilities relating to 41 vessels. The 2030 Bonds bear interest at a fixed-rate coupon of 7.75% per annum, payable semi-annually in arrears in May and November of each year. The 2030 Bonds are callable at the Company’s option, in whole or in part, at any time on or after May 2028 at 103.875% of the nominal amount, with the call price decreasing every six months until it reaches par in May 2030. The 2030 Bonds rank ahead of the Company’s subordinated capital and rank pari passu with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. As of December 31, 2025, the outstanding balance was $300,000.

Credit Facilities

NATIONAL BANK OF GREECE S.A: On December 18, 2025, Navios Partners entered into a credit facility with National Bank of Greece S.A. (“NBG”) for a total amount of up to $75,000 in order to refinance the existing indebtedness of four of its vessels. On December 18, 2025, the full amount was drawn. As of December 31, 2025, the total outstanding balance was $75,000. The credit facility matures in the fourth quarter of 2032 and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) (with an option to switch to Compounded Secured Overnight Financing Rate (“Compounded SOFR”)) plus 145 bps per annum.

On June 25, 2025, Navios Partners entered into a reducing revolving credit facility with NBG for a total amount of up to $100,000 in order to refinance the existing indebtedness of 13 of its vessels and for working capital purposes. In June 2025, the amount of $40,000 was drawn

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

and subsequently prepaid in the third quarter of 2025. In September 2025, a 2005-built Panamax of 77,075 dwt was released from the facility, in relation to its sale. In September 2025, the amount of $65,000 was drawn and subsequently prepaid in the fourth quarter of 2025. During the same quarter, Navios Partners amended the credit facility to refinance the existing indebtedness of two vessels and to release three vessels in relation to their sale, resulting in a reduction of the total commitment. As of December 31, 2025, the total amount of $87,744 remained undrawn and available under the terms of the reducing revolving credit facility. The facility matures in the second quarter of 2030 and bears interest at Term SOFR plus 170 bps per annum.

On September 19, 2024, Navios Partners entered into a credit facility with NBG for a total amount of up to $130,000 (divided into two tranches) in order to refinance the existing indebtedness of six of its vessels (tranche A) and to finance part of the acquisition cost of one Aframax/ LR2 newbuilding tanker vessel (tranche B). In September 2024, the amount of $81,218 in relation to tranche A was drawn. In June 2025, in relation to the delivery of the 2025-built Aframax/ LR2 of 115,812 dwt, the amount of $45,000 was drawn (tranche B). In October 2025, in relation to the sale of a 2010-built VLCC of 296,988 dwt, the amount of $15,365 was prepaid. As of December 31, 2025, the total outstanding balance was $93,389. The credit facility matures five years after each drawdown date and bears interest at Term SOFR (with an option to switch to Compounded SOFR) plus 175 bps per annum and 150 bps per annum for tranche A and tranche B, respectively.

On June 20, 2023, Navios Partners entered into a credit facility with NBG for a total amount of up to $77,822 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. In June 2023, the full amount was drawn. During the year ended December 31, 2024, following the sale of a 2009-built MR2 Product Tanker vessel of 50,542 dwt, the amount of $7,137 was prepaid. Following the successful placement of the 2030 Bonds, the outstanding balance of $49,501 was fully prepaid in the fourth quarter of 2025.

NORDEA BANK ABP: On October 6, 2025, Navios Partners entered into a credit facility with Nordea Bank ABP (“Nordea”) for a total amount of up to $68,000 for working capital purposes and to refinance the existing indebtedness of four of its vessels (divided into four tranches). On October 8, 2025, the amount of $41,000 in relation to the first two tranches was drawn. As of December 31, 2025, the total outstanding balance was $41,000 and the second two tranches remained undrawn. The credit facility matures five years after each drawdown date and bears interest at Compounded SOFR plus 150 bps per annum.

On January 3, 2024, Navios Partners entered into a credit facility with Nordea for a total amount of up to $40,000 in order to refinance three tankers. In March 2024, the full amount was drawn. As of December 31, 2025, the total outstanding balance was $31,309. The credit facility matures in the first quarter of 2029 and bears interest at Compounded SOFR plus 195 bps per annum.

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK: On September 24, 2025, Navios Partners entered into a credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”) for a total amount of up to $82,905 in order to refinance the existing indebtedness of two of its vessels. In September 2025, the full amount was drawn. As of December 31, 2025, the total outstanding balance was $81,265. The facility matures in the third quarter of 2032 and bears interest at Term SOFR plus 150 bps per annum.

On June 17, 2025, Navios Partners entered into a credit facility with CACIB for a total amount of up to $62,500 in order to refinance the existing indebtedness of six of its vessels. In June 2025, the full amount was drawn. As of December 31, 2025, the total outstanding balance was $56,250. The facility matures in the second quarter of 2030 and bears interest at Term SOFR plus 175 bps per annum.

On June 28, 2023, Navios Partners entered into a credit facility with CACIB for a total amount of up to $62,400 in order to refinance the existing indebtedness of seven of its dry bulk vessels. In June 2023, the full amount was drawn. During the year ended December 31, 2024, the amount of $3,818 was prepaid in relation to the sale of a 2006-built Kamsarmax vessel of 82,790 dwt. During the second quarter of 2025, Navios Partners prepaid the amount of $17,650 relating to three dry bulk vessels that were released from the facility. During the same quarter, the outstanding balance of $22,113 was fully prepaid and refinanced.

SKANDINAVISKA ENSKILDA BANKEN AB: On September 9, 2025, Navios Partners entered into a credit facility with Skandinaviska Enskilda Banken AB (“SEB”) for a total amount of up to $74,200 in order to finance part of the acquisition cost of a 7,900 TEU newbuilding containership, currently under construction. During the fourth quarter of 2025, the amount of $10,600 was drawn. As of December 31, 2025, the total outstanding balance was $10,600 and $63,600 remains to be drawn. The facility matures seven years after the delivery date of the vessel and bears interest at Compounded SOFR plus 150 bps per annum.

On April 19, 2023, Navios Partners entered into a credit facility with SEB for a total amount of up to $65,000 in order to refinance the existing indebtedness of five of its tanker vessels and for general corporate purposes. In April 2023, the full amount was drawn. Following the successful placement of the 2030 Bonds, the outstanding balance of $45,500 was fully prepaid in the fourth quarter of 2025.

On June 29, 2022, Navios Partners entered into a credit facility with SEB for a total amount of up to $55,000 in order to refinance the existing indebtedness of four of its vessels and for general corporate purposes. On June 30, 2022, the full amount was drawn. Following the successful placement of the 2030 Bonds, the outstanding balance of $29,520 was fully prepaid in the fourth quarter of 2025.

BNP PARIBAS: On June 19, 2025, Navios Partners entered into a credit facility with BNP Paribas for a total amount of up to $227,070 in order to refinance the existing indebtedness of six of its vessels (tranche A) and finance part of the acquisition cost of three vessels, which are currently under construction, one 7,900 TEU newbuilding containership (tranche B) and two Aframax/LR2 newbuilding tanker

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

vessels of 115,000 dwt (tranches C and D). In June 2025, the amount of $62,500 in relation to tranche A was drawn. During the fourth quarter of 2025, Navios Partners amended the existing credit facility and decreased the total amount to up to $222,270 to release the two Aframax/LR2 newbuilding vessels from the facility and to refinance the existing indebtedness of two vessels (tranches C and D). During the same quarter, the amount of $96,170 in relation to tranches B, C and D was drawn. As of December 31, 2025, the total outstanding balance was $152,420 and $63,600 in relation to tranche B remains to be drawn. The credit facility bears interest at Compounded SOFR plus 175 bps per annum for tranche A, which matures in the second quarter of 2030 and Compounded SOFR plus 150 bps per annum for drawn amounts of tranche B, which matures seven years after the delivery date of the vessel, tranche C, which matures in the fourth quarter of 2031 and tranche D, which matures in the second quarter of 2032.

On June 21, 2023, Navios Partners entered into a credit facility with BNP Paribas, CACIB and First-Citizens Bank & Trust Company for a total amount of up to $107,600 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. In June 2023, the full amount was drawn. In October 2024, following the sale of one 2005-built Panamax vessel of 76,596 dwt, the amount of $3,108 was prepaid. In November 2024, Navios Partners prepaid the amount of $7,679 relating to one dry bulk vessel that was released from the facility. In June 2025, the outstanding balance of $49,893 was fully prepaid and refinanced.

On June 12, 2023, Navios Partners entered into a credit facility with BNP Paribas for a total amount of up to $40,000 in order to refinance the existing indebtedness of nine of its containerships. In June 2023, the full amount was drawn. In April 2024, Navios Partners prepaid the amount of $3,990 relating to one containership that was released from the facility. In June 2025, the outstanding balance of $20,577 was fully prepaid and refinanced.

KFW IPEX-BANK GMBH: On March 18, 2025, Navios Partners entered into an export credit agency-backed facility with KFW IPEX-BANK GMBH (“KFW”) for a total amount of up to $151,502 (including insurance premium) in order to finance part of the acquisition cost of two newbuilding 7,900 TEU containerships, currently under construction. During the year ended December 31, 2025, the Company has drawn a total amount of $45,502. As of December 31, 2025, the total outstanding balance was $45,502 and $106,000 remains to be drawn. The credit facility matures 12 years after the delivery date of each vessel and bears interest at Compounded SOFR plus 124 bps per annum.

On April 25, 2023, Navios Partners entered into an export agency-backed facility with KFW for a total amount of up to $165,638 in order to finance the acquisition cost of two 7,700 TEU newbuilding containerships. During the year ended December 31, 2024, the Company drew a total amount of $119,434 and the remaining amount of $46,204 was drawn during the year ended December 31, 2025, in relation to the deliveries of the two 7,700 TEU newbuilding containerships. As of December 31, 2025, the total outstanding balance was $158,757. The credit facility matures in the first quarter of 2037 and bears interest at Compounded SOFR plus 150 bps per annum.

On September 30, 2022, Navios Partners entered into a credit facility with KFW for a total amount of up to $86,240 in order to finance part of the acquisition cost of two newbuilding containerships. Following the delivery of the two 5,300 TEU newbuilding containerships in November 2023 and January 2024, the full amount was drawn. As of December 31, 2025, the total outstanding balance was $76,134. The credit facility matures in the fourth quarter of 2030 and the first quarter of 2031 and bears interest at Compounded SOFR plus 200 bps per annum.

HAMBURG COMMERCIAL BANK AG: On December 17, 2024, Navios Partners entered into a credit facility with Hamburg Commercial Bank AG (“HCOB”) for a total amount of up to $90,000 in order to refinance the existing indebtedness of seven of its vessels. In December 2024, the full amount was drawn. As of December 31, 2025, the total outstanding balance was $74,800. The facility matures in the fourth quarter of 2028 and bears interest at Compounded SOFR plus 180 bps per annum.

HELLENIC BANK PUBLIC COMPANY LIMITED: On December 4, 2024, Navios Partners entered into a credit facility with Hellenic Bank Public Company Limited (“Hellenic Bank”) for a total amount of up to $30,000 in order to refinance the existing indebtedness of four of its vessels. In December 2024, the full amount was drawn. During the year ended December 31, 2025, in relation to the sales of a 2006-built Panamax of 76,596 dwt and a 2009-built transhipper vessel of 57,573 dwt, the aggregate amount of $11,150 was prepaid. As of December 31, 2025, the total outstanding balance was $15,200. The facility matures in the fourth quarter of 2029 and bears interest at Term SOFR plus 175 bps per annum.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On May 9, 2022, Navios Partners entered into a credit facility with Hellenic Bank for a total amount of up to $25,235 in order to refinance the existing indebtedness of five of its vessels and for working capital purposes. On May 11, 2022, the full amount was drawn. In January 2023, following the sale of a 2005-built MR2 Product Tanker vessel of 47,999 dwt, the amount of $3,700 was prepaid. During the year ended December 31, 2025, in relation to the sale of a 2007-built 2,741 TEU containership, the amount of $1,350 was prepaid. Following the successful placement of the 2030 Bonds, the aggregate amount of $7,820 was fully prepaid in the fourth quarter of 2025.

EUROBANK S.A: On September 27, 2024, Navios Partners entered into a credit facility with Eurobank S.A for a total amount of up to $48,000 (divided into two advances) in order to refinance the existing indebtedness of three of its vessels (advance A) and to finance part of the acquisition cost of one Ultra-Handymax vessel (advance B). During the year ended December 31, 2024, the full amount was drawn. During the year ended December 31, 2025, in relation to the sale of a 2007-built MR2 Product Tanker vessel of 50,922 dwt, the amount of $6,850 was prepaid. As of December 31, 2025, the total outstanding balance was $34,830. The credit facility matures in the third quarter of 2028 in relation to advance A and the fourth quarter of 2030 in relation to advance B and bears interest at Term SOFR plus 70 bps per annum for any part of the loan secured by cash collateral and 175 bps per annum for the remaining drawn amount.

On May 2, 2023, Navios Partners entered into a credit facility with Eurobank S.A for a total amount of up to $30,000 to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. In May 2023, the full amount was drawn. During the year ended December 31, 2024, in relation to the sale of a 2009-built MR2 Product Tanker vessel of 50,470 dwt, the amount of $7,300 was prepaid. During the year ended December 31, 2025, in relation to the sale of a 2007-built MR2 Product Tanker vessel of 50,922 dwt, the amount of $4,750 was prepaid. As of December 31, 2025, the total outstanding balance was $10,225. The facility matures in the second quarter of 2028 and bears interest at Term SOFR plus 100 bps per annum for any part of the loan (up to 70%) secured by cash collateral and 225 bps per annum for the remaining amount.

ABN AMRO BANK N.V: On June 26, 2024, Navios Partners entered into a reducing revolving credit facility with ABN Amro Bank N.V (“ABN”) for a total amount of up to $95,000 (divided into two tranches) in order to refinance the existing indebtedness of two of its vessels and to finance part of the acquisition cost of four dry bulk vessels. Following the deliveries of the four vessels, during the year ended December 31, 2024, the full amount was drawn. During the year ended December 31, 2025, the amount of $82,125 was prepaid. As of December 31, 2025, the total amount of $79,250 remained undrawn and available under the terms of the reducing revolving credit facility. The credit facility matures five years after the first drawdown date of each tranche and bears interest at Compounded SOFR (with an option to switch to Term SOFR) plus 175 bps per annum.

On March 28, 2022, Navios Partners entered into a credit facility with ABN for a total amount of up to $55,000 in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. In March 2022, the full amount was drawn. Following the successful placement of the 2030 Bonds, the outstanding balance of $31,200 was fully prepaid in the fourth quarter 2025.

DNB (UK) LIMITED AND THE EXPORT-IMPORT BANK OF CHINA: On February 16, 2023, Navios Partners entered into a credit facility with DNB (UK) Limited and The Export-Import Bank of China for a total amount of up to $161,600 in order to finance part of the contract price of four newbuilding containerships. Following the deliveries of the four 5,300 TEU newbuilding containerships, during the year ended December 31, 2024, the full amount was drawn. As of December 31, 2025, the total outstanding balance was $140,380. The credit facility matures ten years after the delivery date of each vessel and bears interest at Compounded SOFR plus 170 bps per annum.

FIRST-CITIZENS BANK & TRUST COMPANY: On December 21, 2022, Navios Partners entered into a credit facility with First-Citizens Bank & Trust Company for a total amount of up to $44,200 in order to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. On January 9, 2023, the full amount was drawn. As of December 31, 2025, the total outstanding balance was $27,700. The facility matures in the first quarter of 2028 and bears interest at Term SOFR plus 195 bps per annum.

Financial Liabilities

In November 2024, Navios Partners entered into a sale and leaseback agreement of $16,000 with an unrelated third party for the Navios Lumen, a 2009-built Capesize of 180,493 dwt. The bareboat charter-in has a duration of four years and provides for purchase options with fixed de-escalating purchase prices starting on the end of the second year. Since the purchase price is not equal to the expected fair value of the asset at the time the purchase option is exercised, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In December 2024, the full amount was drawn. The sale and leaseback agreement matures in the fourth quarter of 2028 and bears interest at Term SOFR plus 241 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $12,804.

In February 2024, Navios Partners entered into a sale and leaseback agreement of $16,800 with an unrelated third party for the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In February 2024, Navios Partners declared its option to purchase the vessel at the end of the sixth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

liability. In March 2024, the full amount was drawn. The sale and leaseback agreement matures in the first quarter of 2030 and bears interest at Term SOFR plus 225 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $13,806.

In January 2024, Navios Partners entered into a sale and leaseback agreement for a total amount of up to $45,260 with an unrelated third party, in order to finance the acquisition of one 115,000 dwt Aframax/LR2 newbuilding tanker vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessel from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as a financial liability. In April 2025, the full amount was drawn in relation to the delivery of the 2025-built Aframax/LR2 tanker vessel of 115,762 dwt. In October 2025, the outstanding balance under the sale and leaseback agreement of $43,760 was fully prepaid and refinanced.

In November 2023, Navios Partners entered into sale and leaseback agreements of $175,600 with unrelated third parties in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two Aframax/LR2 newbuilding tanker vessels. During the year ended December 31, 2024, the Company drew a total amount of $131,750 in relation to the deliveries of three vessels, and the remaining amount of $43,850 was drawn during the year ended December 31, 2025, in relation to the delivery of the 2025-built Aframax/LR2 tanker vessel of 115,807 dwt. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. During the fourth quarter of 2025, following the prepayment of their outstanding balance of $82,480, the two Aframax/LR2 tanker vessels were released from the sale and leaseback agreements. The sale and leaseback agreements mature ten years after the delivery date of each vessel and bear interest at Term SOFR plus 200 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreements was $82,680.

In October 2023, the Company entered into a sale and leaseback agreement of $22,800 with an unrelated third party in order to finance the acquisition of the Navios Horizon I. The bareboat charter-in has a duration of 12 years and provides for purchase options with fixed de-escalating prices starting on the end of the fourth year. Since the purchase price is not equal to the expected fair value of the asset at the time the purchase option is exercised, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as financial liability. In November 2023, the full amount was drawn. The sale and leaseback agreement matures in the fourth quarter of 2035 and bears interest at Term SOFR plus 220 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $19,044.

In May 2023, Navios Partners entered into sale and leaseback agreements of $178,000 with unrelated third parties in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two Aframax/LR2 newbuilding tanker vessels. During the year ended December 31, 2024, following the deliveries of the four vessels, the full amount was drawn. Navios Partners has a purchase option to acquire the vessels at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of each asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. In September 2025, Navios Partners amended its existing sale and leaseback agreements. Following this amendment, Navios Partners exercised the early purchase option for the two Aframax/LR2 tanker vessels and prepaid the amount of $81,315. Under this amendment, Navios Partners also entered into sale and leaseback agreements of $89,000 in order to finance part of the acquisition cost of two additional Aframax/LR2 newbuilding tanker vessels, currently under construction. In November 2025, the amount of $6,455 was drawn. The sale and leaseback agreements mature ten years after each vessel’s delivery date and bear interest at Term SOFR plus 210 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreements was $82,105 and $82,545 remains to be drawn.

In February 2023, the Company entered into a sale and leaseback agreement of $32,000 with an unrelated third party in order to finance the Navios Felix, a 2016-built Capesize vessel of 181,221 dwt. The bareboat charter-in has a duration of ten years and provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. Since the purchase price is not equal to the expected fair value of the asset at the time the purchase option is exercised, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In March 2023, the full amount was drawn. The sale and leaseback agreement matures in the first quarter of 2033 and following the amendment dated June 29, 2023 bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $23,146.

On November 15, 2022, the Company entered into a sale and leaseback agreement of $24,000 with an unrelated third party for the Navios Alegria, a 2016-built Kamsarmax vessel of 84,852 dwt. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In December 2022, the full amount was drawn. The sale and leaseback agreement matures in the fourth quarter of 2032 and following the amendment dated August 13, 2023 bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $16,716.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In October 2022, Navios Partners completed sale and leaseback agreements of $100,000 with unrelated third parties to refinance the existing sale and leaseback agreements of 12 containerships. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Partners drew the entire amount on October 31, 2022, net of discount of $800. In May 2024, in relation to the sale of one 2007-built 3,450 TEU containership, the amount of $4,411 was prepaid. The sale and leaseback agreements bore interest at Term SOFR plus 210 bps per annum and were to mature in the first quarter of 2026. Pursuant to an amendment dated March 19, 2025, the agreements were to mature in the first quarter of 2029 and bore interest at Term SOFR plus 175 bps per annum for the three year extension period. Following the successful placement of the 2030 Bonds, the aggregate amount of $40,424 was fully prepaid in the fourth quarter of 2025.

Pursuant to a novation agreement dated January 28, 2022, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Kamsarmax vessel of 82,010 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Meridian. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In January 2022, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease and as such, a sale and leaseback of the asset occurs at the commencement date of the lease (upon the completion of construction). Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In February 2023, Navios Partners took delivery of the Navios Meridian and recognized an amount of $27,440 as financial liability in accordance with ASC 842-40. The sale and leaseback agreement matures in the first quarter of 2033 and following the amendment dated August 4, 2023 bears interest at Term SOFR plus 191 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $22,104.

Pursuant to a novation agreement dated December 20, 2021, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Kamsarmax vessel of 82,003 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Primavera. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease and as such, a sale and leaseback of the asset occurs at the commencement date of the lease (upon the completion of construction). In July 2022, Navios Partners took delivery of the Navios Primavera, and entered into sale and leaseback agreement with an unrelated third party for $25,264. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreement matures in the third quarter of 2032. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $20,554.

On August 16, 2021, the Company entered into a sale and leaseback agreement of $15,000 with an unrelated third party for the Navios Pollux, a 2009-built Capesize vessel of 180,727 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In August 2021, the full amount was drawn. The agreement matures in the third quarter of 2027. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $7,911.

In June 2021, the Company entered into a sale and leaseback agreement of $15,000, with unrelated third parties for the Navios Bonavis, a 2009- built Capesize vessel of 180,022 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In June 2021, the full amount was drawn. The agreement matures in the second quarter of 2027. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $7,616.

In June 2021, the Company entered into a sale and leaseback agreement of $18,500, with unrelated third parties for the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In June 2021, the full amount was drawn. The agreement matures in the second quarter of 2030. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $12,298.

On July 2, 2019, the Company entered into a sale and leaseback agreement of $22,000, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 178,929 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In July 2019, the full amount was drawn. The agreement matures in the third quarter of 2030. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $13,686.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On April 5, 2019, the Company entered into a sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In April 2019, the full amount was drawn. The agreement matures in the second quarter of 2029. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $11,491.

Upon completion of the merger with Navios Maritime Containers L.P. (“Navios Containers”), Navios Partners assumed the following financial liability:

On March 11, 2020, Navios Containers completed sale and leaseback agreements of $119,060 with unrelated third parties to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Containers drew the entire amount on March 13, 2020, net of discount of $1,191. In September 2022, following the sale of two 2006-built container vessels of 8,204 TEU each, the amount of $24,642 was prepaid. Following the prepayment, the sale and leaseback agreements were to mature in March 2027 for the two 10,000 TEU containerships. In August 2023, the Company amended the sale and leaseback agreements to bear interest at Term SOFR plus 225 bps per annum. During the fourth quarter of 2025, the outstanding balance under the sale and leaseback agreements of $37,563 was fully prepaid and refinanced.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following financial liability:

On March 31, 2018, Navios Acquisition entered into sale and leaseback agreements of $71,500 with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, Navios Acquisition did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and leaseback transaction as a financial liability. In April 2018, Navios Acquisition drew $71,500 under this agreement. In October 2025, following the prepayment of their outstanding balance of $18,776, three vessels were released from the sale and leaseback agreements. The sale and leaseback agreements mature in April 2029 and bear interest at Term SOFR plus 190 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $6,547.

Following the acquisition of 36-vessel dry bulk fleet from Navios Maritime Holdings Inc. (“Navios Holdings”), Navios Partners assumed the following financial liabilities:

In July 2022, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $22,000 in order to finance a Panamax vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the third quarter of 2032. Pursuant to the amendment dated June 27, 2023, the agreement bears interest at Term SOFR plus 166 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $15,350.

In February 2022, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $12,000 in order to finance a Panamax vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. In February 2025, in relation to the sale of the Panamax vessel, the outstanding balance under the sale and leaseback agreement of $6,165 was fully prepaid.

In December 2021, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2029. Following the amendment dated June 27, 2023, the agreement bears interest at Term SOFR plus margin of 211 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $8,714. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance of the sale and leaseback agreement was fully prepaid.

In December 2021, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the fourth quarter of 2029. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $11,908.

In December 2021, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $20,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the fourth quarter of 2027. Pursuant to the amendment dated June 19, 2023, the agreement and bears interest at Term SOFR plus 311 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $8,771. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance of the sale and leaseback agreement was fully prepaid.

In February 2020, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $35,000 in order to finance a Capesize vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2032 and following the amendment dated June 28, 2023 bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $18,351. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance of the sale and leaseback agreement was fully prepaid.

In November 2019, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $33,000 in order to finance a Capesize vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. The agreement matures in the first quarter of 2032. Pursuant to the amendment dated June 28, 2023 the agreement bears interest at Term SOFR plus 211 bps per annum. As of December 31, 2025, the outstanding balance under the sale and leaseback agreement was $16,875. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance of the sale and leaseback agreement was fully prepaid.

Finance Lease Liabilities

On September 25, 2025, Navios Partners took delivery of the Nave Ohana, a 2025-built MR2 Product Tanker vessel of 49,994 dwt, under a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting at the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2025, the outstanding balance was $32,039 and is repayable in ten years.

On June 21, 2023, Navios Partners took delivery of the Navios Amethyst, a 2023-built Capesize vessel of 182,212 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.4%. As of December 31, 2025, the outstanding balance was $54,290 and is repayable in 13 years.

On April 27, 2023, Navios Partners took delivery of the Navios Sakura, a 2023-built Capesize vessel of 182,169 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting at the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.5%. As of December 31, 2025, the outstanding balance was $41,284 and is repayable in 13 years.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 29, 2023, Navios Partners took delivery of the Navios Altair, a 2023-built Capesize vessel of 182,115 dwt under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6.5%. As of December 31, 2025, the outstanding balance was $37,228 and is repayable in 13 years.

On November 17, 2022, Navios Partners took delivery of the Navios Azalea, a 2022-built Capesize vessel of 182,064 dwt, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7%. As of December 31, 2025, the outstanding balance was $35,770 and is repayable in 12 years.

On September 21, 2022, Navios Partners took delivery of the Navios Armonia, a 2022-built Capesize vessel of 182,079 dwt, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 7% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period. As of December 31, 2025, the outstanding balance was $35,498 and is repayable in 12 years.

On September 13, 2022, Navios Partners took delivery of the Navios Astra, a 2022-built Capesize vessel of 182,393 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In December 2021, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $42,781, based on the net present value of the remaining charter-in payments including the purchase obligation to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7%. As of December 31, 2025, the outstanding balance was $34,608 and is repayable in seven years.

Following the acquisition of 36-vessel dry bulk fleet from Navios Holdings, Navios Partners, upon reassessing the classification of the following leases in accordance with the criteria in ASC 842 Leases, recognized the following finance lease liabilities:

On July 29, 2022, Navios Partners took delivery of the Navios Magellan II, a 2020-built Kamsarmax vessel of 82,037 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $19,385 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was increased by $927. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 6 – Vessels, net). As of December 31, 2025, the outstanding balance was $16,447. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance of the finance lease liability as of that date was fully prepaid.

On July 29, 2022, Navios Partners took delivery of the Navios Galaxy II, a 2020-built Kamsarmax vessel of 81,789 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,702 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the fourth quarter of 2025, the Company declared its option to acquire the vessel and prepaid in full the outstanding balance of the finance lease liability as of that date (see Note 6 – Vessels, net).

On July 29, 2022, Navios Partners took delivery of the Navios Uranus, a 2019-built Kamsarmax vessel of 81,821 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,607, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2025, the outstanding balance was $13,172 and is

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

repayable in four years. During the first quarter of 2026, the Company declared its option to acquire the vessel and prepaid in full the outstanding balance of the finance lease liability as of that date.

On July 29, 2022, Navios Partners took delivery of the Navios Felicity I, a 2020-built Kamsarmax vessel of 81,962 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,473, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was increased by $1,477. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 6 – Vessels, net). As of December 31, 2025, the outstanding balance was $15,520. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance of the finance lease liability as of that date was fully prepaid.

On July 29, 2022, Navios Partners took delivery of the Navios Herakles I, a 2019-built Kamsarmax vessel of 82,036 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,791 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. As of December 31, 2025, the outstanding balance was $14,004 and is repayable in four years.

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

For the years ended December 31, 2025, 2024 and 2023, payments related to the finance lease liabilities amounted to $17,307, $25,672 and $26,172, respectively, and are presented under the caption “Repayment of long-term debt, finance lease and financial liabilities” in the Consolidated Statements of Cash Flows.

Covenants and Other Terms of Credit Facilities, Bonds and Financial Liabilities

The credit facilities, certain financial liabilities and 2030 Senior Unsecured Bonds contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Angeliki Frangou’s or her affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels and the payables under the Master Management Agreement (as defined herein).

The Company’s credit facilities, bonds and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 143%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities, bonds and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities, bonds and financial liabilities) ranging from less than 0.75 to 0.80; (v) maintain a minimum net worth of $135,000; and (vi) maintain a debt service cover ratio (as defined in the Company’s credit facility) of at least 1.00:1.00.

It is an event of default under the credit facilities, bonds and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the financing agreements.

As of December 31, 2025, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities, bonds and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings were 6.2%, 6.9% and 7.2% for the years ended December 31, 2025, 2024 and 2023, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of December 31, 2025, based on the repayment schedules of the respective credit facilities, bonds, financial liabilities and finance lease liabilities (as described above).

Period	Amount
2026	$282,190
2027	207,420
2028	253,576
2029	227,171
2030	489,276
2031 and thereafter	727,465
Total	$2,187,098

NOTE 11 – INTEREST EXPENSE AND FINANCE COST, NET

Interest expense and finance cost, net for the years ended December 31, 2025, 2024 and 2023 consisted of the following:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Interest expense incurred on credit facilities and financial liabilities	$113,076	$110,830	$110,818
Interest expense incurred on finance lease liabilities	21,611	28,602	30,313
Interest expense incurred on senior unsecured bonds	3,346	—	—
Interest expense capitalized related to deposits for vessel acquisitions	(18,028)	(23,209)	(19,457)
Amortization and write-off of deferred finance costs	10,705	7,841	7,188
Discount effect of long-term assets and other finance costs	4,072	465	4,780
Total interest expense and finance cost, net	$134,782	$124,529	$133,642

Interest expense incurred on deposits for vessel acquisitions was initially capitalized under the caption “Deposits for vessel acquisitions” in the Consolidated Balance Sheets.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of many of Navios Partners’ financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

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

Amounts due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the Consolidated Balance Sheets approximates its fair value as it represents the net present value of the related receivable.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Senior unsecured bonds, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The 2030 Senior Unsecured Bonds are a fixed-rate borrowing and its carrying value approximates its fair value.

Credit facilities and financial liabilities, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate credit facilities and financial liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

Fair value of derivatives, including current portion: The carrying amounts reported in the Consolidated Balance Sheets for interest rate swap agreements represent their fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2025		December 31, 2024
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$402,783	$402,783	$270,166	$270,166
Restricted cash	$186	$186	$29,623	$29,623
Other investments	$10,483	$10,483	$12,289	$12,289
Amounts due from related parties, short-term	$1,720	$1,720	$36,620	$36,620
Amounts due from related parties, long-term	$7,142	$7,142	$—	$—
Amounts due to related parties, short-term	$(23,484)	$(23,484)	$—	$—
Senior unsecured bonds, net	$(294,392)	$(299,814)	$—	$—
Credit facilities and financial liabilities, including current portion, net	$(1,535,334)	$(1,557,238)	$(1,803,153)	$(1,827,384)
Fair value of derivatives, including current portion	$(2,261)	$(2,261)	$—	$—

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2025 and December 31, 2024.

	Fair Value Measurements as at December 31, 2025
	Total	Level I	Level II	Level III
Cash and cash equivalents	$402,783	$402,783	$—	$—
Restricted cash	$186	$186	$—	$—
Other investments	$10,483	$10,483	$—	$—
Amounts due from related parties, short-term	$1,720	$—	$1,720	$—
Amounts due from related parties, long-term	$7,142	$—	$7,142	$—
Amounts due to related parties, short-term	$(23,484)	$—	$(23,484)	$—
Senior unsecured bonds, net	$(299,814)	$(299,814)	$—	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,557,238)	$—	$(1,557,238)	$—

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

As at September 30, June 30 and March 31, 2025, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis was categorized based upon the applicable fair value hierarchy. The fair value as at September 30 and March 31, 2025 was determined based on the concluded sale price and the fair value as at June 30, 2025 was determined based on a third party valuation report.

	Fair Value Measurements as at September 30, 2025
	Total	Level I	Level II	Level III
Vessels, net	$8,245	$—	$8,245	$—

	Fair Value Measurements as at June 30, 2025
	Total	Level I	Level II	Level III
Vessel held for sale	$30,000	$—	$30,000	$—

	Fair Value Measurements as at March 31, 2025
	Total	Level I	Level II	Level III
Vessel held for sale	$8,051	$—	$8,051	$—

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

Derivative Instruments

In February 2025, Navios Partners entered into interest rate swaps with a commercial bank for a notional amount of $87,860 (the “Swap Transaction”) to hedge the interest rate of its existing credit facility. Under the terms of the Swap Transaction, Navios Partners pays a fixed rate of 412 bps per annum and receives a floating rate based on the three month average of the daily Compounded SOFR. No additional collateral is required under the terms of the Swap Transaction.

The Swap Transaction is designated as a Cash Flow Hedge to address the Company’s exposure to variability in expected future cash flows arising from interest rate fluctuations. In accordance with ASC 815, the Company completed the required formal hedge documentation at the inception of the hedging relationship. As a result, the Swap Transaction qualifies for hedge accounting. Changes in the fair value of the Swap Transaction that are determined to be effective are presented under the caption “Accumulated Other Comprehensive Loss” in the Consolidated Balance Sheets and Consolidated Statements of Changes in Partners’ Capital.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2025, the fair value of the Swap Transaction amounted to $2,261 loss. The amounts of $646 and $1,615 are presented under the captions “Fair value of derivatives, current” and “Fair value of derivatives, non-current”, respectively, in the Consolidated Balance Sheets.

The following table presents the terms of the Swap Transaction and the respective fair value amount as of December 31, 2025. The fair value of the Swap Transaction is measured using level II inputs of the fair value hierarchy and is derived principally from, or corroborated by, observable market data, such as interest rate and yield curves.

Derivative liabilities:

Effective date	Termination date	Notional amount on effective date	Fixed rate	Fair value as at December 31, 2025 (Level II)
1/27/2025	3/26/2029	$87,860	4.12%	$(2,261)
Total fair value of derivatives, including current portion				$(2,261)

	Amount recognized in other comprehensive loss
	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Unrealized loss on cash flow hedges	$(2,261)	$—	$—
Total other comprehensive loss	$(2,261)	$—	$—

As of December 31, 2025, the Company did not hold any interest rate swaps that do not qualify for hedge accounting.

NOTE 13 – REPURCHASES AND ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of December 31, 2025, the Company had repurchased 1,029,312 common units in 2025 and 1,519,267 common units since the commencement of the program, for a total cost of approximately $43,000 and $68,000, respectively. As of March 5, 2026, the Company had repurchased 1,638,377 common units since the commencement of the program, for a total cost of approximately $75,226.

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $0, $0, and $4 for the years ended December 31, 2025, 2024 and 2023, respectively, and was presented under the caption “General and administrative expenses” in the Consolidated Statements of Comprehensive Income. There were no restricted common units exercised, forfeited or expired during the years ended December 31, 2025, 2024 and 2023.

As of each of December 31, 2025 and 2024, there were no restricted common units outstanding that remained unvested.

Common unitholders have limited voting rights and the Company’s partnership agreement restricts the voting rights of common unitholders owning more than 4.9% of the Company’s common units.

NOTE 14 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of the countries of the vessel-owning subsidiaries’ incorporation and/or redomiciliation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel expenses in the accompanying Consolidated Statements of Comprehensive Income.

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

In December 2022, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. On September 25, 2025, Navios Partners took delivery of the Nave Ohana. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The remaining vessel is expected to be delivered into Navios Partners’ fleet during the first half of 2026. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. During the year ended December 31, 2025, the amount of $4,500 in relation to the delivery of the one vessel, was paid. As of December 31, 2025, the total amount of $6,942, including capitalized expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

During the second quarter of 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026. During the year ended December 31, 2023, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of December 31, 2025, the total amount of $13,184, including capitalized expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In August 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $20,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. During the year ended December 31, 2023, the aggregate amount of $10,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of December 31, 2025, the total amount of $14,210, including capitalized expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

During the third quarter of 2023, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels, from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). On February 5, 2026, Navios Partners took delivery of the Nave Anthos. The remaining vessels are expected to be delivered into Navios Partners’ fleet during 2026. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2024, the aggregate

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

amount of $55,125 was paid. During the year ended December 31, 2025, the aggregate amount of $49,000 was paid. As of December 31, 2025, the total amount of $104,125 is presented under the caption “Deposits for vessel acquisitions” in the Consolidated Balance Sheets.

During the first quarter of 2024, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2024, the aggregate amount of $18,375 was paid. During the year ended December 31, 2025, the aggregate amount of $6,125 was paid. As of December 31, 2025, the total amount of $24,500 is presented under the caption “Deposits for vessel acquisitions” in the Consolidated Balance Sheets.

During the second quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2026. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2025, the amount of $102,750 was paid. As of December 31, 2025, the total amount of $102,750 is presented under the caption “Deposits for vessel acquisitions” in the Consolidated Balance Sheets.

During the second quarter of 2024, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $62,250 (plus $3,300 per vessel in additional features) for each of the first two vessels and a purchase price of $63,000 (plus $3,300 per vessel in additional features) for each of the other two vessels. The vessels are expected to be delivered into Navios Partners’ fleet during 2027 and the first half of 2028. For the first two vessels, Navios Partners agreed to pay in total $34,238, plus extras in four installments for each vessel and the remaining amount of $28,012, plus extras for each vessel will be paid upon delivery of each vessel. For the other two vessels, Navios Partners agreed to pay in total $34,650, plus extras in four installments for each vessel and the remaining amount of $28,350, plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2024, the aggregate amount of $62,625 was paid. During the year ended December 31, 2025, the aggregate amount of $6,225 was paid. As of December 31, 2025, the total amount of $68,850 is presented under the caption “Deposits for vessel acquisitions” in the Consolidated Balance Sheets.

During the third quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026 and the first half of 2027. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550, plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2025, the amount of $82,200 was paid. As of December 31, 2025, the total amount of $82,200 is presented under the caption “Deposits for vessel acquisitions” in the Consolidated Balance Sheets.

During the second quarter of 2025, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $63,200 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. Navios Partners agreed to pay in total $31,600, plus extras in four installments for each vessel and the remaining amount of $31,600, plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2025, the amount of $18,960 was paid. As of December 31, 2025, the total amount of $18,960 is presented under the caption “Deposits for vessel acquisitions” in the Consolidated Balance Sheets.

During the third quarter of 2025, Navios Partners agreed to acquire four 8,850 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $113,250 each (plus $1,845 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2027 and the first half of 2028. Navios Partners agreed to pay in total $79,275, plus extras in four installments for each vessel and the remaining amount of $33,975, plus extras for each vessel will be paid upon delivery of each vessel.

During the fourth quarter of 2025, Navios Partners agreed to acquire two Japanese Capesize newbuilding scrubber-fitted vessels, from an unrelated third party, under 12-year bareboat-in contracts. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $10,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2028 and the first quarter of 2029. The closing of the transaction is subject to completion of customary documentation.

As of December 31, 2025, an amount of $69,165 related to capitalized costs is presented under the caption “Deposits for vessel acquisitions” in the Consolidated Balance Sheets.

As of December 31, 2025, the Company’s future minimum lease commitments under the Company’s bareboat-in contracts for undelivered vessels for the next five years are as follows:

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Period	Amount
2026	$3,866
2027	14,250
2028	16,598
2029	26,468
2030	27,412
2031 and thereafter	209,471
Total	$298,065

NOTE 16 – FUTURE MINIMUM CONTRACTUAL REVENUE

As of December 31, 2025, the Company’s future minimum non-cancellable contractual lease income (charter-out rates, net of commissions and commercial management fee and assuming no off-hires days), excluding contracted revenue from vessels under construction, vessels operated under index-linked contracts and contracts commencing subsequent to December 31, 2025, is as follows:

Period	Amount
2026	$752,489
2027	441,346
2028	302,994
2029	192,393
2030	61,948
2031 and thereafter	132,885
Total	$1,884,055

NOTE 17 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: Since the closing of Navios Partners’ IPO in 2007, the Company entered into management agreements, as amended from time to time, with the Manager, pursuant to which the Manager had agreed to provide certain commercial and technical management services to the Company at fixed rates for these services until January 1, 2025. Costs associated with special surveys, drydockings and certain extraordinary items were reimbursed at cost at occurrence.

In August 2024, Navios Partners renewed its management agreements with the Manager commencing on January 1, 2025, for a term of ten years, renewing annually (the “Master Management Agreement” and together with the management agreements the “Management Agreements”). At the same time, Navios Partners renewed for a term of ten years its Administrative Services Agreement (as defined herein and together with the Master Management Agreement the “Agreements”). The conflicts committee of the Board of Directors, consisting of independent directors, negotiated and approved the Agreements with the advice of independent legal and financial advisors.

The Master Management Agreement provides for technical and commercial management and related specialized services based on fee structure, including: (i) a fixed technical management fee of $0.95 per day per owned vessel; (ii) a commercial management fee of 1.25% on revenues; (iii) an S&P fee of 1% on purchase or sale price; and (iv) fees for other specialized services (e.g. supervision of newbuilding vessels). Fixed fees will be adjusted annually for United States Consumer Price Index. The Master Management Agreement also allows for fixed incentive awards if equity returns exceed certain thresholds, as identified in such agreement, upon the unanimous consent of the Board of Directors of Navios Partners. The Master Management Agreement also provides for payment of a termination fee, which is equal to the net present value of the technical and commercial management fees charged for the most recent calendar year, as set forth in the latest audited annual financial statements for the number of years remaining for the Master Management Agreement, using a 6% discount rate. Operating expenses and drydocking costs are reimbursed at cost for all vessels.

For a detailed description of the Company’s fixed daily fees, as well as fees associated with specialized transhipper vessel in accordance with the Company’s management agreements, reflected in the comparative figures, refer to Note 17 – Transactions with related parties and affiliates, to the Company’s consolidated financial statements included in the 2024 annual report filed on Form 20-F with the SEC on March 28, 2025.

During the years ended December 31, 2025, 2024 and 2023, certain fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements under the Company’s Management Agreements, amounted to $24,248, $31,995 and $57,166, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the Consolidated Statements of Cash Flows.

During the year ended December 31, 2025, fixed technical management fees amounted to $51,344 and are presented under the caption “Vessel operating expenses” in the Consolidated Statements of Comprehensive Income.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Total fixed daily fees for the years ended December 31, 2024 and 2023, amounted to $349,160 and $331,653, respectively, and are presented under the caption “Vessel operating expenses” in the Consolidated Statements of Comprehensive Income.

During the year ended December 31, 2025, commercial management fee on revenues amounted to $16,511 and is presented under the caption “Time charter and voyage expenses” in the Consolidated Statements of Comprehensive Income.

During the year ended December 31, 2025, fee on sales amounted to $2,060 and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Comprehensive Income.

During the year ended December 31, 2025, fee on purchases amounted to $5,934 and is presented under the caption “Deposits for acquisition/ option to acquire vessel” in the Consolidated Statements of Cash Flows.

During the year ended December 31, 2025, fees for supervision and delivery of newbuilding vessels initially presented under the captions “Deposits for vessel acquisitions” and “Other long-term assets” in the Consolidated Balance Sheets amounted to $13,452.

During the years ended December 31, 2024 and 2023, additional remuneration in accordance with the Company’s management agreements amounted to $4,141 and $4,730, respectively, related to superintendent attendances and claims preparation. Of these amounts, $1,879 and $1,890 for the years ended December 31, 2024 and 2023, respectively, are presented under the caption “Vessel operating expenses” in the Consolidated Statements of Comprehensive Income and $2,262 and $2,840, respectively, are presented under the captions “Vessels, net”, “Deferred drydock and special survey costs, net” and “Prepaid expenses and other current assets” in the Consolidated Balance Sheets.

During the years ended December 31, 2024 and 2023, certain extraordinary crewing fees and costs amounted to $322 and $3,047, respectively, and are presented under the caption “Vessel operating expenses” in the Consolidated Statements of Comprehensive Income.

General and administrative expenses: The Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable allocable general and administrative costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its agreement with the Manager until January 1, 2025. The agreement also provided for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the agreement is terminated on or before its term.

In August 2024, Navios Partners renewed its administrative services agreement commencing on January 1, 2025, for a term of ten years, renewing annually (the “Administrative Services Agreement”). The Administrative Services Agreement provides for reimbursement of allocable general and administrative costs. The Administrative Services Agreement also provides for payment of a termination fee, which is equal to the costs charged for the most recent calendar year, as set forth in the latest audited annual financial statements.

Total general and administrative expenses charged by the Manager for each of the years ended December 31, 2025, 2024 and 2023 amounted to $70,024, $63,776 and $59,946, respectively.

During the year ended December 31, 2024, allocable general and administrative costs initially presented under the captions “Deposits for vessel acquisitions” and “Other long-term assets” in the Consolidated Balance Sheets, amounted to $9,925, (see Note 2(j) – Summary of significant accounting policies).

Balance due (to)/ from related parties: Balance due (to)/ from Manager, short-term as of December 31, 2025 and December 31, 2024 amounted to $(23,484) and $34,089, respectively. The balances mainly consisted of administrative expenses, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as vessel operating expenses, in accordance with the Management Agreements and are presented under the captions “Amounts due to related parties” and “Amounts due from related parties” in the Consolidated Balance Sheets.

In October 2023, Navios Partners entered into a time charter agreement with a subsidiary of its affiliate Navios South American Logistics Inc. (“NSAL”) for the Navios Vega, a 2009-built transhipper vessel. The vessel was delivered during the first quarter of 2024. The term of this time charter agreement is approximately five years, at an originally agreed rate of $25.8 per day. In accordance with an addendum to the time charter agreement, dated in March 2025, the daily rate was amended as follows: (a) $14.0 per day, effective from January 1, 2025, through December 31, 2026; (b) $38.8 per day effective from January 1, 2027, through December 31, 2028; and (c) $25.8 per day effective from January 1, 2029, until termination. This transaction was negotiated with, and unanimously approved by, the conflicts committee of Navios Partners. For the years ended December 31, 2025 and 2024, the amounts of $5,223 and $8,067, respectively, are presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Comprehensive Income.

In July 2025, Navios Partners sold the Navios Vega to NSAL for a sale price of $30,000. The transaction was negotiated and approved by the Conflicts Committee of Navios Partners. The sale agreement included a seller’s credit of $10,000, payable in four annual installments.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2025 and 2024, balance due from the abovementioned related party company, short-term amounted to $1,720 and $2,531, respectively, and is presented under the caption “Amounts due from related parties” within current assets in the Consolidated Balance Sheets. As of December 31, 2025 and 2024, balance due from the abovementioned related party company, long-term amounted to $7,142 and $0, respectively, and is presented under the caption “Amounts due from related parties” within non-current assets in the Consolidated Balance Sheets. These balances represent the current and non-current portion of the discounted amount of seller’s credit as of December 31, 2025 and the receivable under the abovementioned time charter agreement as of December 31, 2024.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Holdings generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without consent as required under such agreement.

During the first quarter of 2025, the Company completed the sale of five entities to an entity affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, for a nominal consideration.

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

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The authorized quarterly cash distributions paid during the years ended December 31, 2025, 2024 and 2023, as well as the quarterly cash distributions paid with respect to the quarter ended December 31, 2025 are presented below:

Date	Authorized Quarterly Cash Distribution for the three months ended	Date of record of Common and General Partnership unit Unitholders	Payment of Distribution	$/ Unit	Amount of the declared distribution
January 2023	December 31, 2022	February 10, 2023	February 14, 2023	$0.05	$1,540
April 2023	March 31, 2023	May 9, 2023	May 12, 2023	$0.05	$1,540
July 2023	June 30, 2023	August 8, 2023	August 11, 2023	$0.05	$1,540
October 2023	September 30, 2023	November 7, 2023	November 13, 2023	$0.05	$1,540
February 2024	December 31, 2023	February 12, 2024	February 14, 2024	$0.05	$1,540
April 2024	March 31, 2024	May 10, 2024	May 14, 2024	$0.05	$1,540
July 2024	June 30, 2024	August 9, 2024	August 14, 2024	$0.05	$1,531
October 2024	September 30, 2024	November 12, 2024	November 15, 2024	$0.05	$1,521
January 2025	December 31, 2024	February 10, 2025	February 13, 2025	$0.05	$1,511
April 2025	March 31, 2025	May 9, 2025	May 14, 2025	$0.05	$1,493
July 2025	June 30, 2025	August 11, 2025	August 14, 2025	$0.05	$1,481
October 2025	September 30, 2025	November 10, 2025	November 14, 2025	$0.05	$1,470
January 2026	December 31, 2025	February 9, 2026	February 12, 2026	$0.05	$1,461

Navios Partners calculates earnings/ (losses) per unit by allocating reported net income/ (loss) for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings/ (losses). Basic earnings/(losses) per common unit is determined by dividing net income/(loss) by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net earnings/ (loss) per unit undistributed is determined by taking the distributions in excess of net income/ (loss) and allocating between common units and general partnership units on a 98%-2% basis. There were no options or phantom units outstanding during each of the years ended December 31, 2025, 2024 and 2023.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net income	$285,334	$367,308	$433,645
Income attributable to:
Common unitholders	$279,342	$359,867	$424,974
Weighted average units outstanding basic
Common unitholders	29,132,075	30,029,279	30,183,428
Earnings per unit basic:
Common unitholders	$9.59	$11.98	$14.08
Weighted average units outstanding diluted
Common unitholders	29,132,075	30,029,279	30,184,388
Earnings per unit diluted:
Common unitholders	$9.59	$11.98	$14.08
Earnings per unit distributed basic:
Common unitholders	$0.20	$0.20	$0.20
Earnings per unit distributed diluted:
Common unitholders	$0.20	$0.20	$0.20
Earnings per unit undistributed basic:
Common unitholders	$9.39	$11.78	$13.88
Earnings per unit undistributed diluted:
Common unitholders	$9.39	$11.78	$13.88

No potential common units are included in the calculation of earnings per unit diluted for each of the years ended December 31, 2025, 2024 and 2023.

NOTE 19 – OTHER INCOME

In October 2023, Navios Partners agreed to terminate the charter parties of the Protostar N, a 2007-built 2,741 TEU containership, and the Navios Spring, a 2007-built 3,450 TEU containership, with a minimum charter period until October 2025 and April 2025, respectively,

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

against a compensation of $52,463 for the early termination, which was presented under the caption “Other income” in the Consolidated Statements of Comprehensive Income.

NOTE 20 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Kamsarmax vessel of 82,011 dwt, delivered on July 24, 2019. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of December 31, 2025, the total amount of $6,116, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Kamsarmax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of December 31, 2025, the total amount of $12,929, including expenses, is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners took delivery of two 12-year bareboat charter-in vessels, with de-escalating purchase options, the Nave Allegro, a 2020-built Japanese VLCC of 313,433 dwt and the Nave Tempo, a 2021-built Japanese VLCC of 313,486 dwt. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. As of December 31, 2025, the total amount of $1,783 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the Nave Electron. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. The Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. As of December 31, 2025, the total amount of $1,438 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In the second quarter of 2020, Navios Acquisition exercised its option for the Nave Celeste, a newbuilding Japanese VLCC of 313,418 dwt under a 12-year bareboat charter agreement with de-escalating purchase options. On July 5, 2022, Navios Partners took delivery of the Nave Celeste. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. As of December 31, 2025, the total amount of $1,052 is presented under the caption “Other long-term assets” in the Consolidated Balance Sheets.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Nave Allegro and the Nave Tempo, and 4% for the Nave Electron.

As at December 31, 2025 and December 31, 2024 the outstanding balance of the operating lease liability amounted to $214,996 and $240,602, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the Consolidated Balance Sheets. Right-of-use assets amounted to $218,952 and $243,806 as at December 31, 2025 and December 31, 2024, respectively, and are presented under the caption “Operating lease assets” in the Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the years ended December 31, 2025, 2024 and 2023 amounted to $39,070, $45,623, and $66,733, respectively, and is presented under the caption “Time charter and voyage expenses” in the Consolidated Statements of Comprehensive Income.

For the years ended December 31, 2025, 2024 and 2023, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $80,461, $75,346 and $82,642, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Comprehensive Income.

As of December 31, 2025 and December 31, 2024, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its operating lease assets and that recoverability test was not required. As a result, there was no impairment charge for the years ended December 31, 2025 and December 31, 2024.

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

During the year ended December 31, 2023, an impairment loss of $2,784, measured based on the fair value of the lease asset, was recognized in connection with the Navios Venus, as her carrying amount was not recoverable and exceeded her undiscounted projected net operating cash flows, as described above, and is presented under the caption “Gain on sale of vessels, net” in the Consolidated Statements of Comprehensive Income.

As of December 31, 2025, the weighted average useful life of the remaining operating lease terms was 7.3 years.

The table below provides the total amount of lease payments for the next five years on an undiscounted basis on the Company’s chartered-in contracts as of December 31, 2025:

Period	Amount
2026	$38,251
2027	37,463
2028	36,981
2029	35,756
2030	34,639
2031 and thereafter	79,040
Total	$262,130
Operating lease liabilities, including current portion	$214,996
Discount based on incremental borrowing rate	$47,134

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to Note 10 – Borrowings and Note 6 – Vessels, net, respectively.

For the years ended December 31, 2025, 2024 and 2023, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $70,748, $87,179 and $87,356, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Comprehensive Income.

As of December 31, 2025, December 31, 2024 and December 31, 2023, the management of the Company has considered various indicators, and concluded that events and circumstances did not trigger the existence of potential impairment of its finance lease assets and that recoverability test was not required. As a result, there was no impairment charge for each of the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025, the weighted average useful life of the remaining finance lease terms was 9.4 years.

The table below provides the total amount of lease payments and options to acquire vessels for the next five years on an undiscounted basis under the Company’s finance leases as of December 31, 2025:

Period	Amount
2026	$65,634
2027	33,296
2028	33,172
2029	49,248
2030	28,894
2031 and thereafter	254,738
Total	$464,982
Finance lease liabilities, including current portion (see Note 10 – Borrowings)	$329,860
Discount based on incremental borrowing rate	$135,122

Bareboat charter-out contract

Subsequently to the bareboat charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of ten years for two VLCCs and an extra optional period of five years, for both vessels, and for a firm period of up to two-years, extended in direct continuation of previous bareboat charter-out agreement for an additional period of five years for a third VLCC. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the agreements are operating leases. On July 4, 2025, Navios Partners terminated the bareboat charter-out agreements for the first two VLCCs.

The Company recognizes in relation to the operating leases for the bareboat charter-out agreements the bareboat charter-out hire income in the Consolidated Statements of Comprehensive Income on a straight-line basis. For the years ended December 31, 2025, 2024 and 2023, the charter hire income (net of commissions, if any) amounted to $24,126, $33,130 and $32,018, respectively, and is presented under the caption “Time charter and voyage revenues” in the Consolidated Statements of Comprehensive Income.

NOTE 21 – SUBSEQUENT EVENTS

In January 2026, Navios Partners completed a $36,000 sale and leaseback agreement with an unrelated third party for three of its vessels. The sale and leaseback agreement matures five years after each drawdown date and bears interest at Term SOFR plus 190 bps per annum.

In January 2026, Navios Partners completed a $90,000 sale and leaseback agreement with an unrelated third party, in order to finance the acquisition of two newbuilding Αframax/LR2 tankers. The sale and leaseback agreement matures nine years after the delivery date of each vessel and bears interest at Term SOFR plus 200 bps per annum.

In February 2026, Navios Partners took delivery of the Nave Anthos, a 2026-built Aframax/LR2 scrubber-fitted tanker of 116,998 dwt (see Note 15 – Commitments and contingencies).

During the first quarter of 2026, Navios Partners agreed to sell a 2009-built VLCC of 296,945 dwt, a 2011-built VLCC of 297,491 dwt and a 2010-built Post-Panamax of 93,062 dwt, to unrelated third parties, for an aggregate gross sale price of $148,850. The sales are expected to be completed during the first half of 2026. The aggregate gain on sale of the above vessels and the vessel agreed to be sold (see Note 6

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

– Vessels, net), is expected to be approximately $66,040.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: March 12, 2026